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04024768

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bayerische Hypotheken Und Wechsel Bank

*CURRENT ADDRESS

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3777 FISCAL YEAR 12-31-03

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DAT : 5/4/04

FILE No.
82-3777

12-31-03
AR/S

Bayerische Hypotheken Und Wechsel Bank

ANNUAL REPORT 2003

Annual Financial Statements

HypoVereinsbank

A member of HVB Group

CONTENTS

MANAGEMENT REPORT

BUSINESS SITUATION AND TRENDS

2003: Transformation goals achieved and balance sheet adjusted

We set ourselves very challenging management tasks and high goals for 2003 with our transformation program. After significant operating losses in 2002, the aim in 2003 was to bolster the capital base of HVB Group and make a major improvement to operating performance with a package of measures. All our activities were consistently tailored to these goals in the past year, notably

- the spin-off of a large part of the commercial real estate finance business to form the new Hypo Real Estate Group,
- the IPO of Bank Austria Creditanstalt, through which 22.5% of the shares were placed,
- various sales of Group companies and disposals from the Bank's loan portfolio,
- a major reduction in risk assets, among other things through numerous securitization transactions,
- the establishment of a joint venture in the project finance business, and
- wide-ranging restructuring measures, in particular in the Germany segment.

The efforts have paid off and the measures have achieved their aims. The revenue and capital targets stated as ranges in the Financial Review section of the HVB Group Annual Report 2002 have been reached. We posted a sharp turnaround in our operating profit at around €1 billion adjusted for gains on disposals, risk assets decreased to €241.8 billion, and the core capital ratio reached 6.8% without the non-scheduled items arising from the revaluation of investments. At the same time, we considerably reduced the complexity of the corporate structure and the funding requirements through our transformation program.

In order to clearly reduce risks arising from price fluctuations on stock markets for our future results, we decided to pare back significant positions from our portfolio of investments more rapidly than planned to date. Our shareholdings were therefore written down to their fair values at December 31, 2003. This applies particularly to our holding in Allianz AG, which was sold completely by the end of February 2004, and the participating interest in Münchener Rückversicherungs-Gesellschaft AG that, as a first step, was reduced from 13.2% to less than 10% at the end of February. While further disposals are planned, these will depend in part on the performance of the stocks involved. Moreover, figures reported for participating interests and affiliated companies were reviewed on the basis of extremely strict valuation criteria and extensive changes made in the valuation of these figures. All in all, the revaluation measures depressed the 2003 consolidated income statement of HVB Group by some €2.9 billion. This step has led to us relieving ourselves of "hidden burdens" and gaining greater room for maneuver.

Having completed the transformation program and after extensively cleaning up the balance sheet, it is now necessary to create a basis for profitable growth in the coming years and build a sound financial foundation for this. We intend to do this with a capital increase of at least €3 billion, with subscription rights granted to existing shareholders. By doing this, we will be strengthening our core capital ratio in the Group to over 7%. Moreover, the measure is intended to secure a sustained improvement in our ratings. After extensive revaluation measures and bolstering the capital base, we can focus freely on our core business in the future and open up additional options for profitable growth with Europe.

Statement of income

	2003 € millions	2002 € millions	Change € millions	Change in %
Net interest income	3,224	4,301	- 1,077	- 25.1
Net commission income	1,043	945	+ 98	+ 10.5
Net income from financial operations	395	450	- 55	- 12.4
Administrative expenses	2,765	3,378	- 613	- 18.1
Personnel expense	1,371	1,680	- 309	- 18.4
Other administrative expenses[1]	1,394	1,698	- 304	- 17.8
Other operating income less other operating expenses	11	159	- 148	- 92.8
Operating result before risk provisions	**1,908**	**2,477**	**- 569**	**- 23.0**
Loan-loss provisions	1,595	2,271	- 676	- 29.8
Operating result	**313**	**206**	**+ 107**	**+ 51.7**
Other income less other expenses	(3,583)	121	- 3,704	
Amortization of goodwill	—	246	- 246	- 100.0
Pre-tax income (loss)	**(3,270)**	**81**	**- 3,351**	
Taxes	33	81	- 48	- 58.7
Net income (loss) for the year	**(3,303)**	—	**- 3,303**	
Change in reserves	3,303	—	+ 3,303	
Profit available for distribution	—	—	—	—

[1] Including standard depreciation on property, plant and equipment

Net interest income

Net interest income totaled €3,224 million, down 25.1% on the prior year. In 2002, however, the special dividends paid by VI-Industrie-Beteiligungsgesellschaft mbH, HI-Vermögensverwaltungsgesellschaft mbH and HVB Gesellschaft für Gebäude mbH & Co KG helped to boost the figure. These non-recurring items are offset in 2003 by the higher dividend payout made by HVB Wealth Management Holding GmbH following the sale of Bank von Ernst & Cie AG. If the non-recurring items in the current year and last year are excluded, net interest income fell slightly (down 4.1%). This can be attributed primarily to lower current dividend payments from our participating interests following the spin-off of the companies in the new Hypo Real Estate Group, the effects of exchange rates caused especially by the strengthening of the euro against the dollar, and decline in volume occasioned by the reduction in risk assets in line with our transformation program. Rising margins in our lending business failed to compensate fully for these effects.

Net commission income

Net commission income rose 10.5% over the prior year total, to €1,043 million. Following the major setbacks on the international capital markets of the last couple years that persisted into the first quarter of 2003, equity prices in particular recovered well during the course of the year. This change of tack helped to revive our securities and depository business and led to a corresponding rise in income. Furthermore, there was an improvement in commissions received from payment transactions and agency operations.

Net income on financial operations

We were unfortunately not able to sustain the strong development of net income on financial operations over the first nine months in the fourth quarter. At €395 million, the aggregate total is down 12.4% on last year. Around three quarters of the overall total can be attributed to interest- and currency-related operations.

Administrative expenses

We succeeded in depressing administrative expenses 18.1%, to €2,765 million, during the year under review. Thus total expenses are lower than planned. Part of the restructuring provision of €259 million charged to administrative expenses last year was utilized as envisaged in 2003 at an amount of €124 million. Personnel expense fell 18.4%, to €1,371 million. The main reasons for this decline were the staff cutbacks carried out as part of the systematic implementation of our transformation program coupled with lower bonus payments and a reduction in voluntary social welfare payments. Other administrative expenses, including depreciation on property, plant and equipment, diminished 17.8%, to €1,394 million. This can be attributed primarily to lower expenses for IT systems and communications as well as building and space costs. Depreciation and amortization of €98 million was taken on intangible assets and property, plant and equipment after €127 million in 2002.

Other operating income less other operating expenses

Other operating income less other operating expenses amounts to €11 million in fiscal 2003. Last year's total of €159 million included income from the merger of a financial company of €217 million.

Cost-income ratio

Since total operating income decreased at a higher rate than administrative expenses due to the non-scheduled items included in net interest income last year, the cost-income ratio deteriorated to 59.2% from 57.7% in 2002. If the non-recurring items in net interest income over the last two years and in other operating income and administrative expenses in 2002 are excluded, the cost-income ratio improved significantly, from 68.7% in 2002 to 62.2% in 2003.

Loan-loss provisions

Although loan-loss provisions have fallen sharply over last year, by a total of 30.6%, they remain at a high level of €1,613 million on account of the persistently high number of corporate bankruptcies.

Net income from securities held for liquidity purposes totaled €18 million after €52 million in 2002.

Operating result

At €313 million, HVB's operating result was 51.7% higher than last year. Even after the non-recurring effect of the sale of Bank von Ernst is excluded, we have achieved a strong turnaround over last year, when the adjusted total showed an operating loss of around €700 million.

Other income less other expenses

A negative balance of €3,583 million accrued for other income less other expenses after a positive balance of €121 million in 2002. This item includes large-scale write-downs and provisions for loan losses on participating interests, shares in affiliated companies, and investment securities totaling €2,966 million. Our shareholdings, notably those in Allianz AG and Münchener Rückversicherungs-Gesellschaft AG, carried as investment securities, were written down to fair value at year-end. This was necessitated primarily by our decision to dispose of the holdings faster than previously envisaged.

Although the old book values remained backed by longer-term company valuations based on current analyst profit forecasts, the probability of the fair values returning soon to the amounts of the book values was low. Moreover, all of the values stated for participating interests and shares in affiliated companies were reviewed and written down considerably in some cases in order to state them at fair value; especially in inefficient markets, these may deviate greatly from quoted prices.

In connection with the spin-off of the Hypo Real Estate Group, we undertook to assume net losses recorded by Hypo Real Estate Bank AG up to a maximum of €590 million, provided these are caused by the formation of specific loan-loss provisions. This gave rise to expenses of €460 million in 2003.

Also included in this item are absorbed losses of €157 million (2002: €207 million).

The total benefited from gains on the sale of subsidiaries (eg. norisbank Aktiengesellschaft) and participating interests.

Taxes

Taxes on income declined from €77 million to €29 million. Other taxes totaled €4 million.

Net loss for the year

The large-scale revaluation measures gave rise to a net loss for the year of €3,303 million, which, compliant with Section 150 (4), German Stock Corporation Act, has been offset by a withdrawal from additional paid-in capital.

Balance sheet

HVB AG's total assets at December 31, 2003 amounted to €301.0 billion, down 12.3% on the prior year. The decline

Development of volume

results primarily from loans and advances to customers, debt securities and other fixed-interest securities, and shares in affiliated companies. This can be attributed above all to the planned sharp reduction in our risk assets including portfolio sales coupled with the wide-ranging revaluation measures in our participating interests and the disposals arising from the spin-off of the companies in the new Hypo Real Estate Group.

Our lending volume (loans to banks and customers, including contingent liabilities) declined 14.5% to €203.5 billion, of which €21.1 billion (up 2.7%) relates to municipal loans and €104.6 billion (down 5.1%) to mortgage loans.

We reduced our holdings of debt securities and other fixed-income securities 20.7%, to €44.6 billion, and equity securities and other variable-yield securities 2.4%, to €10.3 billion.

Participating interests and shares in affiliated companies fell from €14.5 billion to €10.7 billion. The decline can be attributed to disposals arising from the spin-off, sales, and revaluation measures.

Funding

Funding was adjusted to reflect the lower volume of lending. To do this, we clearly reduced amounts owed to other banks (down 11.0%) and other depositors (down 6.6%), and liabilities evidenced by paper (down 17.7%).

Shareholders' equity declined sharply due partly to the capital allocated to the various companies involved in the spin-off of the Hypo Real Estate Group and partly to the coverage of the net loss for the year. The spin-off served to reduce equity capital by €3.7 billion, of which €2.9 billion relates to retained earnings and €0.8 billion to additional paid-in capital. Including the coverage of the net loss for the year totaling €3,303 million, additional paid-in capital declined by an aggregate €4.1 billion.

Risk assets and market risk positions compliant with BIS rules

HVB's risk assets compliant with the Capital Accord published by the Basel Committee on Banking Supervision (BIS) declined a massive 23.3% in 2003, to €155.4 billion. The market risk positions totaled €1.1 billion after €1.6 billion in 2002.

Core capital and equity funds compliant with the German Banking Act

During the year under review, our core capital in accordance with adopted financial statements fell 39.2%, to €10.9 billion, due primarily to the decline in reserves. Equity funds, which includes both liable equity of €14.7 billion and Tier III capital of €0.8 billion, declined 41.1%, to €15.5 billion. The core capital ratio totaled 7.3% after 9.3% last year, while the equity funds ratio fell from 12.1% in 2002 to 9.5%.

Liquidity

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB, the figure averaged 1.2 in 2003 after 1.2 in 2002.

Offices

HVB maintained 523 bank offices at year-end. Our domestic network contracted to 497 offices, a fall of 7, due for the most part to consolidations. Outside Germany, the Bank opened new offices in Zurich and Cairo, and closed its branch in Stockholm.

Offices by region

	2002	Additions	Reductions		2003
		New openings	Closures	Consolidations	
Germany					
Baden-Wuerttemberg	24	—	1	—	23
Bavaria	380	—	1	5	374
Berlin	7	—	—	1	6
Brandenburg	8	—	—	—	8
Bremen	—	—	—	—	—
Hamburg	—	—	—	—	—
Hesse	10	3	—	1	12
Lower Saxony	—	—	—	—	—
Mecklenburg-Western Pomerania	—	—	—	—	—
North Rhine-Westphalia	21	—	1	1	19
Rhineland-Palatinate	22	—	—	—	22
Saarland	9	—	—	—	9
Saxony	10	1	—	1	10
Saxony-Anhalt	6	—	—	—	6
Schleswig-Holstein	—	—	—	—	—
Thuringia	7	2	—	1	8
Total domestic	**504**	**6**	**3**	**10**	**497**
Other regions					
Europe	7	1	1	—	7
Americas	5	—	—	—	5
Asia	11	—	—	—	11
Africa	1	1	—	—	2
Australia	1	—	—	—	1
Total international	**25**	**2**	**1**	**—**	**26**
Total	**529**	**8**	**4**	**10**	**523**

Events after December 31, 2003

After we decided to separate from major equity positions more rapidly than originally planned and hence took write-downs on the shareholdings to their fair values in the 2003 financial statements, a number of significant disposals of shareholdings have taken place. For example, our 3.2% holding in Allianz AG was sold completely by the end of February 2004 and the participating interest in Münchener Rückversicherungs-Gesellschaft AG was reduced from 13.2% to less than 10%. As a result of the recent revaluation at the end of 2003, the disposals have not had any significant effects on the 2004 statement of income.

To build a sound financial foundation for profitable growth in HVB Group in the coming years, we announced a capital increase with subscription rights of at least €3 billion in February 2004. The definitive subscription price for the new shares is expected to be disclosed on March 22, 2004; the subscription period is scheduled to run from March 23 to April 5, 2004. All things being equal, the inflow of liquidity at the beginning of April 2004 will improve the core capital ratio in the corporate group to more than 7%.

A basic plan was jointly drawn up for the integration of Vereins- und Westbank AG into HVB AG at the start of the year. Our participating interest in Vereins- und Westbank AG rose to around 92% at the end of January 2004. The legal aspects of the integration are scheduled for completion in the second half of this year. The effects of the planned integration, and especially the current income and expenses of Vereins- und Westbank, are not yet included in the outlook for 2004.

Last year, we merged our two private banks, Bankhaus Gebrüder Bethmann and Bankhaus Maffei & Co. KGaA, to form Bankhaus BethmannMaffei OHG, and then sold our equity holding. The transaction was completed in January 2004 after the regulatory authorities had approved. Bankhaus BethmannMaffei OHG had total assets of €742 million and 212 employees at December 31, 2003. Net income for 2003 totaled at €1 million.

In February 2004, we sold our participating interest of 61.7% in Brau und Brunnen AG, and thus a further step was taken in the reduction of non-strategic industrial holdings. The transaction is still subject to the approval of the antitrust authorities.

Outlook

The Management Report and the rest of the Annual Report include statements, expectations and forecasts concerning the future. These forward-looking statements are based on planning and estimates that are supported by all the information that is available to us at the present time. We assume no obligation to update these statements in the light of new information or future events. Known or unknown risks and uncertainties may be entailed in forward-looking statements, and the actual results and developments may thus differ significantly from those expected at present. Such discrepancies may result particularly from changes to the general economic climate and the competitive situation, developments on international capital markets, the possible default of borrowers or contracting parties in commercial transactions, the implementation of restructuring measures, amendments to national and international laws, notably to tax regulations, the reliability of our risk management procedures and methods as well as other risks, some of which are described in detail in the Risk Report.

The following general macro-economic and sector-specific conditions have served as a basis for planning:

The recovery of the world economy will continue well into 2004. However, persistent structural weaknesses are preventing a stronger upturn. When the fiscal stimuli abate, growth in the United States is expected to decline again from mid-year. As the consistently flourishing regions of emerging Asia and Central and Eastern Europe are not yet strong enough to drive global growth alone, Europe's momentum is not expected to be able to withstand the downward pull from the United States.

With a 1.5% increase in its GDP, the euro area will probably be among the slowest-expanding regions again this year. Growth in Germany is expected to reach 1.25% for the whole of 2004. Consistently robust exports coupled with tax cuts are fueling the upturn in the economy, despite the appreciation of the euro. Nevertheless, investors and private households probably have been unsettled by the structural reforms implemented in the health care system and on the labor market at the beginning of the year, together with the measures taken to finance the tax reform, which will depress the rate of growth.

The Austrian economy will pick up quickly in 2004 to expand by a total of 2.1%.

Countries in Central and Eastern Europe can also be expected to benefit from the more benign international climate. GDP in this region will rise by 4% on average year-on-year, supported by the lift in exports and investment.

The European Central Bank is likely to exercise extreme caution when it comes to increasing interest rates, and only well after the Fed. Long-term interest rates are also tending to head upward, but the restrained pace of business activity suggests that rates will not rise quickly. All in all, interest rates are set to remain at a relatively low level.

European stock markets are expected to continue recovering in 2004. Restructuring measures taken in recent years and a renewed increase in capacity utilization are enabling companies to improve their profitability even in an environment of poor GDP growth. An average 10% profit increase is thus realistic for 2004 and 2005. After the bull market of recent months, it is quite probable that stock prices will tend to mark time for a while during the year. Nevertheless, the favorable underlying conditions (rising corporate profits, low interest rates, moderate values, good liquidity environment) suggest that the upturn will persist over the medium term.

Currency markets continue to be marked by imbalances, giving rise to expectations of persistently high volatilities. The appreciation of the euro is not over yet, but this will probably be interspersed with phases in which the common currency weakens.

All in all, the European banking industry cannot expect to enjoy a strong economic tailwind in 2004. After three years of stagnation, and in the light of restrained growth, the situation regarding bankruptcies is unlikely to ease either.

Against this backdrop, we have again set ourselves ambitious goals in terms of ensuring a strong boost to our capital base and improving our operating performance in 2004. The capital increase of at least €3 billion is intended to increase the core capital ratio in the corporate group to over 7% and thus build a much sounder financial foundation for the future development of HVB Group after wide-ranging revaluation measures taken in the 2003 financial statements. At the same time, the core capital ratio is set to rise by year-end on the back of stable risk assets and reinvestment of profits in the corporate group.

After completing the 2003 transformation program, HVB Group is looking to make a sustained improvement to our operating performance in the current year by sharply increasing our operating revenues, keeping administrative expenses stable, and significantly reducing our provisions for losses on loans and advances.

We are aiming to tangibly increase our operating revenues compared with the prior year total adjusted for non-scheduled items, with net income roughly equaling the adjusted prior year amount. Following the disposal of subsidiaries like norisbank, interest income from shares in affiliated companies will be lower in the future. At the same time, net interest income will be depressed by the sharp reduction in risk assets in 2003. However, we can compensate for this effect on volume by investing the funds released by the disposal of shareholdings so that they yield higher returns, and by raising margins further to reflect strict risk-adjusted pricing of our lending operations. A good foundation for further earnings growth was already laid in net commission income and trading profit in 2003. Both of these components of our earnings remained virtually unaffected by the 2003 transformation program. Due to the more favorable climate on international capital markets, we expect a clear increase in our net commission income, notably in the securities and depositary business, as well as significant growth in other sectors as a result of the slight improvement to the underlying macro-economic conditions at home and abroad. In our trading business, we are now focusing more strongly on new, structured products that are to contribute to a sharp rise in net income.

Following a significant decline last year, administrative expenses are expected to increase slightly in 2004 as a result of pay rises carried under personnel expense. The rise in administrative expenses will, however, be far smaller than the increase in operating revenues, meaning that further improvements in the cost-income ratio and operating result can be expected. At the same time, considerably lower loan-loss provisions thanks to the upturn in the economy will boost earnings.

All in all, our plans call for the operating result to rise sharply in 2004 (after a small profit in 2003, excluding non-scheduled items). The high costs incurred by the risk shield for the Hypo Real Estate Group, which will total no more than €130 million in 2004, are omitted from the items below the operating result as well as the non-scheduled items resulting from revaluation measures for investments. We aim to achieve a significant turnaround in terms of net income for the year in 2004, after making a small net loss in 2003 even after adjustment of non-scheduled items.

RISK REPORT

Groupwide risk control and risk management

HVB Group has placed the control and cross-segment management of risk under the leadership of the Chief Risk Officer, whose responsibilities encompass all core functions of identifying, analyzing and assessment of risks, along with their ongoing control and management. Within the framework of our overall bank management concept based on value creation, these functions are in turn closely intermeshed with our general processes for planning, management and control.

Chief Risk Officer organization

In line with the strict segregation of sales and credit organizations ("front office" and "back office") required under the Minimum Requirements for the Credit Business of Credit Institutions (MaK), HVB Group integrated the regional credit units – previously positioned within the business segments – and the Restructuring and Workout unit into the area of responsibility of the Chief Risk Officer in the year under review.

As part of a restructuring of the committees of HVB AG's Supervisory Board, a new Risk Committee was set up with effect as of August 1, 2003. Through this committee, which will meet at least four times a year, the Supervisory Board will receive timely and comprehensive information from the Board of Managing Directors on the current risk situation – especially with regard to market, credit and country risks – as well as risk management. With this move, we have taken into account the important role played by the early identification and control of risks by our Bank in the monitoring and advisory activities of the Supervisory Board.

Group Credit Risk Management

The Group Credit Risk Manager is responsible for managing the credit risk of HVB Group and exercises functional authority over the entire credit organization. His responsibilities include optimizing the loan portfolio, for instance through capital market activities or pricing, as well as defining Groupwide standards in the areas of credit policy and credit processes. In addition, he is involved in developing and implementing methods for measuring credit risk. The Group Credit Risk Manager oversees the regional credit units as well as the central organization of senior risk managers, and acts as the line supervisor of the latter.

In addition to making credit decisions and preparing them above a certain loan size, senior risk managers are responsible for risks associated with their assigned portfolios and developing portfolio strategies for industries, products and countries. Their specialized knowledge ensures the good quality of our credit decisions.

At the first indication of increased risk or a possible default, responsibility for the exposure is transferred to a restructuring unit or, if restructuring is no longer possible, to the workout units.

Group Asset Liability Management
The Group Asset Liability Management unit is responsible for the Groupwide management of short-term and long-term liquidity to ensure that the Bank has adequate liquidity at all times and to optimize the funding costs. Key instruments are coordinated operations on money markets and capital markets as well as the specification of liquidity profiles of Group units. Other tasks of Group Asset Liability Management include asset/liability management, balance sheet structure management and measures to optimize regulatory capital.

The measures implemented in connection with these functions serve to support the rating and return targets of our Bank.

Risk Control
Group Risk Control ensures Groupwide record-keeping on HVB Group's risk situation and uniform assessment and quantitative evaluation of risks.

Its primary tasks and competencies are: ongoing, independent risk measurement and monitoring; responsibility for methods and methodology, including the development and continuing improvement of suitable models for measuring risks; and reporting to the Board of Managing Directors. In addition, Risk Control is responsible for Groupwide risk aggregation and risk capital allocation as well as the implementation of uniform, consistent risk control standards and the corresponding statutory and regulatory requirements.

Group Risk Control exercises functional authority over the risk controllers operating locally in the foreign branches.

Group Audit
Also operating as an independent organizational unit, Group Audit acts on behalf of the Group Board and reports directly to the Chief Financial Officer (CFO). Group Audit primarily performs the internal audit function of HVB AG. It additionally acts in various layers for Group subsidiaries.


Front office
Sales organization
in the business segments
Chief Risk Officer
Back office
Credit risk organization
Group Credit Risk Management
Restructuring and Workout
Risk Control
Group Asset Liability Management

The Minimum Requirements for the Internal Audit Function of Credit Institutions (MaI) issued by the Federal Financial Supervisory Authority stipulate that all operational and business processes must be audited at least every three years – if useful or appropriate – and all processes subject to especially high levels of risk must be audited at least once a year.

Risk-oriented planning of audits

The planning of audits is carried out autonomously and in a risk-oriented manner. Every planning unit is assigned a risk value under a standardized risk assessment process. The risk value calculated in this way serves as a basis for assigning an audit interval. The existing process has undergone further development and is being used for the first time in the 2004 planning process.

An annual review is prepared to provide the Board of Managing Directors with an overview of essential audit findings and conclusions, as well as their current status.

At the regular sessions of the Supervisory Board's Audit Committee, the head of Group Audit reports on current trends and results in auditing activities.

Overall bank management

Capital market-oriented Group management

The main focus of our capital market-oriented management is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios.

Allocation of capital resources

Within the framework of our dual management principle, the business segments and their business units are allocated both regulatory (or used core) capital and risk capital. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units.

a) Used core capital

The amount of regulatory capital required to back the operations of the individual business segments and business units is determined in accordance with the used core capital of these units as defined in the Basel recommendation on regulatory capital. For this purpose, however, we do not apply the minimum capital backing of 4.0% stipulated by these rules; instead we apply a rate of 7.0%, thereby creating a core capital cushion.


Capital markets' yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Risk capital
Takes financial risks into account
Resource optimization

Since we are striving for a long-term stabilization of our core capital ratio at a level of at least 7.0% in 2004 and for the subsequent years, this ratio comprises the basis for allocating used core capital to the individual business segments.

In calculating the regulatory capital for market risks, we incorporate an analogous core capital cushion.

b) Risk capital

At HVB Group we distinguish the following types of risk:
- Credit risk
- Liquidity risk
- Market risk
- Operational risk
- Business risk
- Risks arising from our own real estate portfolio
- Risks arising from our shareholdings/financial investments
- Strategic risk

Uniform quantification of risk

With the exception of liquidity and strategic risk, we measure all risk types using a value-at-risk approach under which potential unexpected losses are measured to a defined confidence level.

Based on this uniform quantification, risk capital is allocated on a Groupwide basis, generally for a one-year period.

Development of risk quantification methods

For this purpose, the required confidence level to be applied when determining the appropriate capital funding was raised in the year under review. Based on our medium-term target rating, the new confidence level is 99.95%, as compared with the previous level of 99%. The resulting sharp increase in risk capital values was largely offset through the inclusion of additional risk-reducing portfolio effects (diversification effects).

Risk capital after portfolio effects*

Confidence level 99.95%

Broken down by risk type	2003	2003	2002	2002
	€ millions	in %	€ millions	in %
				new HVB AG**
Market risk	75	1.3	106	2.0
Credit risk	1,709	29.1	1,419	25.9
Business risk	413	7.0	402	7.3
Operational risk	654	11.1	598	10.9
Risks arising from the Bank's own real estate portfolio	—	—	—	—
Risks arising from the Bank's shareholdings/financial investments	3,025	51.5	2,953	53.9
Total	**5,876**	**100.0**	**5,478**	**100.0**

Broken down by business segment	2003	2003	2002	2002
	€ millions	in %	€ millions	in %
				new HVB AG**
Germany	1,740	29.6	1,348	24.6
Corporates & Markets	1,085	18.5	1,156	21.1
Real Estate Workout	5	0.1	21	0.4
Other (including shareholdings/ financial investments not allocated to the business segments)	3,046	51.8	2,953	53.9
Total	**5,876**	**100.0**	**5,478**	**100.0**

* To ensure methodological comparability, the prior year figures were adjusted accordingly

** Figures taking the spin-off of Hypo Real Estate into account

In addition to the inclusion of portfolio effects between the individual risk types, which was already in place, we now include portfolio effects within a single risk type across individual business/Group units (prior year: individual values of all units were still aggregated).

The future risk capital requirements of the business segments and their business units are determined under the annual planning process in close cooperation between Risk Control and the individual operating units. After approval by the Group Board, the amounts of capital are anchored in the control and reporting instruments.

We also monitor and analyze liquidity risk and strategic risk on a continuous basis, and not, however, by means of risk capital coverage. Instead it is managed using other instruments (see the sections on these risk types in the Risk Report).

Total risk capital

Our total risk capital amounts to €5.9 billion after applying the changes in methodology described above, taking into account all risk-reducing portfolio effects. This represents a slight rise of €0.4 billion compared with the previous year's value, which was calculated using comparable methods. The increase is primarily due to credit risk. The increased credit risk is not the result of taking on more risk. Instead, this reflects the impact of changed portfolio effects as well as adjustments in the year under review – partly as a consequence of Basel 2 – to the parameters used in our credit risk model (see the section on the monitoring and control of credit risk in the Risk Report).

The new parameterization particularly affects the Germany business segment.

The Bank's ability to cover risk

In an analysis of our ability to support risk, we regularly measure the total risk capital against the capital cushion available to cover risk. This capital cushion basically consists of capital components required by the regulatory authorities, price and property reserves, and sustainably attainable earnings. However, when determining the economic capital cushion available to cover risk, capital components and reserves are used more comprehensively than recognized by the regulatory authorities.

With the capital cushion to cover risks equalling €18.7 billion at the end of the year, as against a comparable figure of €24.1 billion in the prior year (adjusted for the effects of the spin-off of Hypo Real Estate Group), the total risk capital of €5.9 billion results in a utilization of approximately one-third of the cushion. The decline in the capital cushion was the outcome of a reduction of reserves (compensation for net loss) and the subordinated debt (expired maturities).

Capital management in line with statutory capital rules

To manage our regulatory capital, we apply four

Capital adequacy ratios

capital adequacy ratios, for which we have established minimum values:

- core capital ratio (ratio of core capital to risk-weighted assets);
- core capital fulfilment ratio (ratio of core capital actually available to minimum regulatory core capital);
- equity capital ratio (ratio of equity capital to risk-weighted assets);
- equity funds ratio (ratio of equity funds to the sum of risk-weighted assets and market risk positions weighted by a factor of 12.5).

When budgeting the four above-mentioned ratios, we take into account the shrinkage and volatility of our equity funds (repayment of supplementary capital components, change in revaluation reserves due to market conditions, exchange rate influences, etc.) along with the fluctuations affecting risk assets and market risk positions.

The process

To determine the appropriate capital funding, we have essentially defined the following process:

- Based on our multi-year planning, we prepare a rolling eight-quarter projection for ongoing forecasting of our capital ratios in accordance with the Basel recommendation on regulatory capital.
- Reports on the actual ratios and significant effects on them are submitted every month to a committee of the Board of Managing Directors (Group Asset & Liability Committee). The committee decides on appropriate action if the actual ratios deviate significantly from plan.

Risk monitoring and control

a) Credit risk

Credit risk is defined as potential losses arising from a customer default or loss of credit rating. Such risks include loan default risk, counterparty risk, issuer risk and country risk.

Presentation of credit risks in the financial statements

Loan default risk is defined as the potential losses arising from commercial lending operations. We created total

Loan default risk

provisions for losses on loans and advances of €1,613 million for these risks in 2003. Of this amount, €1,248 million relates to the Germany business segment and €306 million to Corporates & Markets.

The mission of the Real Estate Workout division is to reduce its entire portfolio as quickly as possible, at the best possible terms, and to avoid additional losses by instituting special risk management structures. In 2003, we succeeded in reducing the total portfolio volume in this area by €1.2 billion, from €4.2 billion to €3.0 billion. To date, the provisions for losses on loans and advances taken on in the real estate workout portfolio amount to €0.9 billion, corresponding to a provision rate of around 28%.

Country risk

Country risk is defined as the transfer and conversion risk resulting from finance facilities for which no provisions have been made, maturing in more than one year, net of collateral in both cases.

Country risks increased slightly during 2003 compared to the prior year by €1 million. The volume of loans involving risk decreased in the year under review by €14 million to €54 million.

The total volume of country risk provisions amounts to €51 million.

Loan-loss allowances

Including write-offs taken on the lending portfolio equal to €1.7 billion, the total loan-loss allowances, including allowances for losses on guarantees and indemnities, decreased by €0.4 billion to €7.2 billion in 2003. With these steps, we have adequately provided for all identifiable risks inherent in our lending operations. The methods used to value our loan receivables are described in the notes to the financial statements.

Counterparty risk

Counterparty risk is defined as the potential losses arising from the default or deterioration of credit ratings of counterparties with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities/indexes, credit derivatives and other derivatives outstanding at year-end. These transactions are mainly concluded to hedge trading positions against fluctuations in interest rates, foreign exchange rates or other market prices. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management or, in the case of credit derivatives, to manage credit risk.

At year-end 2003, the nominal amounts of derivative transactions totaled approximately €1,807 billion.

Of the total nominal volume of derivatives, €1,480.1 billion (81.9%) relates to interest rate derivatives, €183.0 billion (10.1%) to foreign exchange derivatives, €111.4 billion (6.2%) to equity/index derivatives, and €32.6 billion (1.8%) to credit derivatives.

In terms of remaining maturity, the largest part of the derivatives volume belongs to the shortest time bucket (due within one year). The derivatives traded on futures and options exchanges account for 7.6% of the total volume. One of the reasons why the significance is relatively low is that the risks associated with exchange-traded derivatives can be neutralized by liquidating the contracts (reducing the overall volume), whereas in the OTC business, it is generally necessary to establish an offsetting position (increasing the volume).

The nominal volume in itself does not provide a suitable basis for drawing conclusions about the risk inherent in our derivatives business. Gross replacement values for OTC transactions serve as a useful indicator to quantify the values actually at risk. These are computed under the marked-to-market method as the sum of all positive market prices, ignoring risk-reducing netting agreements and individual credit weightings. Based on this definition, the maximum risk of default was €39.4 billion, or 2.2% of the total nominal volume outstanding, at the end of 2003. This value does, however, represent a worst-case scenario for counterparty risk, as it assumes simultaneous default by all counterparties in the complete absence of netting agreements. Taking into account the risk-reducing effects of existing netting agreements, the risk of default falls by €30.9 billion at the end of 2003. Additionally, the provision of collateral for OTC transactions leads to a further reduction of counterparty risk; at the end of 2003, this effect amounted to approximately €2.6 billion. After risk reduction through the application of netting effects and collateral provided by borrowers, the remaining counterparty risk amounts to €5.9 billion.

OECD governments, banks and financial institutions, which are rated as first-class borrowers from a regulatory viewpoint, account for 94.8% of counterparty risk before netting (2002: 93.2%).

Credit derivatives

The rising need for instruments to manage credit risk has fostered the development of so-called credit derivatives. These vehicles make it possible to trade and hedge credit risks without altering the original credit relationships. This product group consists of three basic types: credit default swaps, total return swaps, and credit-linked notes.

In a departure from our prior-year presentation in the 2002 Annual Report, we show counterparty risk (positive market values) for credit default swaps and total return swaps only. Counterparty risk is not shown for credit-linked notes, since they have the character of securities, unlike pure derivatives, and therefore carry issuer risk instead of counterparty risk.

Derivatives volume

€ millions	Nominal amount					Counterparty risk	
	Remaining maturity			Total	Total		
	less than 1 year	1 to 5 years	more than 5 years	2003	2002	2003	2002
Interest rate derivatives	**534,782**	**545,634**	**399,695**	**1,480,111**	**1,495,390**	**28,028**	**33,609**
OTC products							
FRAS	48,326	145	—	48,471	60,727	25	132
Single-currency swaps	334,804	478,270	370,982	1,184,056	1,177,765	26,711	32,170
Interest rate options							
– purchased	16,654	29,730	13,870	60,254	68,770	1,290	1,305
– written	21,967	31,023	14,843	67,833	70,478	—	—
Other interest rate derivatives	3,348	3	—	3,351	1,753	2	2
Exchange-traded products							
Interest rate futures	50,050	6,463	—	56,513	61,601	—	—
Interest rate options	59,633	—	—	59,633	54,296	—	—
Foreign exchange derivatives	**137,227**	**35,792**	**9,986**	**183,005**	**207,141**	**6,763**	**5,524**
OTC products							
Foreign exchange forwards	120,140	12,333	171	132,644	160,004	4,956	4,457
Cross-currency swaps	5,804	22,232	9,657	37,693	34,046	1,474	877
Foreign exchange options							
– purchased	5,840	501	79	6,420	7,067	333	190
– written	5,443	726	79	6,248	6,024	—	—
Other foreign exchange derivatives	—	—	—	—	—	—	—
Exchange-traded products							
Foreign exchange futures	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—
Equity/index positions	**31,006**	**70,961**	**9,451**	**111,418**	**58,046**	**4,429**	**4,318**
OTC products							
Equity/index swaps	—	—	—	—	—	—	—
Equity/index options							
– purchased	6,600	31,075	5,437	43,112	18,270	4,420	4,042
– written	11,507	28,107	2,481	42,095	20,521	—	—
Other equity/index derivatives	2,777	864	548	4,189	6,805	9	276
Exchange-traded products							
Equity/index futures	3,123	—	—	3,123	1,492	—	—
Equity/index options	6,999	10,915	985	18,899	10,958	—	—
Credit derivatives[1]	**2,199**	**12,780**	**17,641**	**32,620**	**37,865**	**205**	**557**
Other transactions	**10**	**7**	**—**	**17**	**62**	**1**	**2**
Total	**705,224**	**665,174**	**436,773**	**1,807,171**	**1,798,504**	**39,426**	**44,010**

[1] For details, please see the table entitled Credit derivatives below

Counterparty type

	Counterparty risk			
	2003	2002	2003	2002
	€ millions	€ millions	Structure in %	Structure in %
OECD central governments (and central banks)	230	298	0.6	0.7
OECD banks	34,282	38,218	87.0	87.9
OECD financial institutions	2,833	1,981	7.2	4.6
Non-OECD central governments (and central banks)	6	28	0.0	0.1
Non-OECD banks	212	325	0.5	0.7
Non-OECD financial institutions	72	—	0.2	0.0
Other companies and private individuals	1,791	2,603	4.5	6.0
Total	**39,426**	**43,453**	**100.0**	**100.0**

Credit derivatives

€ millions	Contract volume					Counterparty risk	
	Remaining maturity			Total	Total		
	less than 1 year	1 to 5 years	more than 5 years	2003	2002	2003	2002
Banking book	**196**	**1,174**	**12,892**	**14,262**	**18,471**	**16**	**62**
Protection buyer							
Credit default swaps	135	702	10,775	11,612	15,825	15	61
Total return swaps	—	—	2,000	2,000	2,000	—	1
Credit-linked notes	10	27	117	154	414	—	—
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	51	137	—	188	213	—	—
Total return swaps	—	302	—	302	—	1	—
Credit-linked notes	—	6	—	6	19	—	—
Other	—	—	—	—	—	—	—
Trading book	**2,003**	**11,606**	**4,749**	**18,358**	**19,394**	**189**	**495**
Protection buyer							
Credit default swaps	848	6,171	2,865	9,884	8,762	33	321
Total return swaps	279	27	359	665	805	—	116
Credit-linked notes	—	164	117	281	497	—	—
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	683	5,112	1,393	7,188	7,668	155	50
Total return swaps	193	116	3	312	1,401	1	8
Credit-linked notes	—	16	12	28	261	—	—
Other	—	—	—	—	—	—	—
Total	**2,199**	**12,780**	**17,641**	**32,620**	**37,865**	**205**	**557**

Reference assets

€ millions	Contract volume					
	Credit default swaps	Total return swaps	Credit-linked notes	Other	Total 2003	Total 2002
Public bonds	1,219	24	27	—	1,270	1,231
Corporate bonds	16,287	1,985	369	—	18,641	20,190
Equity	—	—	—	—	—	191
Other	11,366	1,270	73	—	12,709	16,253
Total	**28,872**	**3,279**	**469**	—	**32,620**	**37,865**

Monitoring and control of credit risk

Our control and management of credit risks is based on an integrated concept of clearly defined and documented principles, bodies with well-defined powers, as well as compatible procedures, systems and processes.

Credit policies

The rules governing our lending business are based on a four-level structure. The general credit policy of HVB Group defines binding standards for the credit organization applicable for the entire corporate group, the key material credit rules, and the core elements of the credit process. Within the terms of these general guidelines, the heads of the regional credit units define the general credit policies for the business segments. These are supplemented or amended in special credit policies that cover specific risks or special aspects of the credit process, the organization or the statutory framework. These credit policy standards are implemented and made precise in operating guidelines.

Strategic Group Credit Committee

Our Strategic Group Credit Committee, established in 2002, has proven its worth as a central body for making strategic decisions in our lending activities. Alongside the Chief Risk Officer and the Group Credit Risk Manager, this body includes representatives from all business segments as well as Risk Control. This committee conducts ongoing, detailed analysis of our loan portfolio and draws conclusions for the strategic orientation of our business activities. In addition, it discusses and determines the methods, processes and procedures applied to the risk management of our loan portfolio, which are included in our lending policies.

Minimum Requirements for the Credit Business

After the regulatory authorities published the Minimum Requirements for the Credit Business of Credit Institutions (MaK) in December 2002, we conducted a weak-point analysis at the beginning of 2003 in order to identify areas where action is required.

We concluded that many of the standards defined under the minimum requirements (for instance the functional segregation of "front office" and "back office," comprehensive risk control, separate voting on lending decisions, risk classification processes, etc.) are already adequately taken into account in our existing structures, procedures and processes, and are consequently fulfilled as specified in the MaK requirements. The remaining weaknesses are being eliminated in accordance with the established decentralized responsibilities of business and support units. We made good progress in this area in 2003.

The timetable specified by the regulatory authorities requires all qualitative minimum standards to be fully met by mid-2004. An extended implementation deadline until the end of 2005 applies to the necessary changes to IT systems. Due to our favorable starting position and the early start in our activities, we expect to complete implementation on time.

Implementation of Basel 2

A core element of Basel 2 is a stronger differentiation of risk for regulatory capital requirements for loans according to customers' rating classes. Basel 2 will bring the regulatory viewpoint into line with the economic viewpoint of risk-adjusted management, which is already established as an approach within the Bank through our internal instruments for the measurement and management of risks.

We are managing all Basel 2 activities through an integrated project, divided into the sub-projects "credit risk," "operational risk," and "market risk" (interest rate risk in the banking book). Essential aspects of the subprojects in the year under review are discussed in detail in the corresponding sections of the present Risk Report.

Our goal in the area of credit risk is to implement the most sophisticated approach, the so-called IRB Advanced Approach (IRB = Internal Ratings-Based) for all relevant portfolios of our Bank. Our proven internal rating instruments and the established parameterization procedures of our internal credit risk model represent a good basis for achieving this goal (see the section on the internal credit risk model in the present Risk Report).

In the year under review our efforts focused on the functional expansion of our established rating and collateral systems and on the functional concept and technical implementation of our central Basel 2 system architecture. In this context, we developed the initial phase of a Group-wide database along with a closely integrated calculation kernel for risk-weighted assets as a foundation for the planned system. We are now submitting our first regulatory reports on the basis of the new system architecture.

Credit analysis

It is vitally important for us to reliably assess the default probabilities of our customers, both for the regulatory capital coverage under Basel 2 (by the IRB approach) and for our internal credit risk model. For this reason we have given particular priority to the ongoing development and fine-tuning of our internal credit analysis instruments (rating and scoring procedures).

These instruments differ in content and structure according to the amount and complexity of the lending exposure being investigated. In addition, we maintain a number of special credit rating instruments tailored to specific industry sectors or financing forms, such as property developers, project finance, and so on. As a result of this credit analysis, we assign individual customers to a credit rating corresponding to an empirically measured default probability. With the aid of this default probability, we can correlate our internal ratings with the external classifications of rating agencies.

In the year under review, we carried out a study of the Basel 2 conformity and analysis properties of our rating and scoring procedures. In addition, we increased the flexibility of the system technology platform for the rating analysis instruments.

Internal credit risk model

We employ an internal credit risk model to quantify and assess the parent bank's global loan book default and counterparty exposures. The advantage of this internally developed model is the exact suitability of its methodology and parameterization to our portfolio. Because it is our own, we can refine it at any time to incorporate the latest advances.

Expected loss

For purposes of credit risk measurement, a distinction is drawn between the expected loss and the credit value-at-risk (or unexpected loss). The expected loss quantifies the average losses expected on the current portfolio over the next twelve months, which are then factored into the pricing of our products in the form of standard risk costs.

Breakdown of credit risk and counterparty risk by business segment*

Business segment	Expected loss		Value-at-risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		new HVB AG**		new HVB AG**
Germany	61.4	58.1	57.5	42.8
Corporates & Markets	37.2	40.6	38.6	55.8
Real Estate Workout	0.3	0.8	0.2	0.4
Other	1.1	0.5	3.7	1.0
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Business segment structure of HVB AG effective as of 2003

** Figures taking the spin-off of Hypo Real Estate into account

Credit value-at-risk

The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99.95% probability) within one year and is backed by risk capital as a safety cushion.

The tables show the expected losses and the credit value-at-risk, broken down by business segment, rating class and industry sector.

Year-on-year development of risk

In fiscal 2003, with only slight changes in the percentage shares of the business segments in the expected losses, a shift was observed in their shares in value-at-risk. These changes are primarily the result of adjustments in the risk measurement parameters due to the differing impact of the economic situation on the various asset classes. In addition, there was a decline in the credit volume entailing credit risk in the Corporates & Markets business segment.

The continuing measures for streamlining the portfolio again reduced the risk in the Real Estate Workout division during the year under review.

In the breakdown of credit risk by rating class, there was an increase in the share of rating class 8, which was not the result of growth in the credit volume, but rather of higher default probabilities in weaker rating classes. In addition, a decline in the share of rating class 4 can be observed due to a decrease in the credit volume.

The breakdown of the portfolio structure by industries shows an increase in the share of risks in the utilities and residential property sectors. This reflects a more conservative rating assessment of customers, with exposures unchanged. The increase in the share of value-at-risk for the retail customer segment was primarily due to the difficult economic situation in Germany in the year under review. The value-at-risk in all other industry sectors remained stable.

Breakdown of credit risk and counterparty risk by rating class

Rating	Expected loss		Value-at-risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		new HVB AG*		new HVB AG*
Rating 1	0.2	0.3	0.6	1.2
Rating 2	1.0	1.0	4.2	2.6
Rating 3	2.4	3.2	8.1	8.3
Rating 4	11.2	17.0	17.3	22.1
Rating 5	13.8	14.4	22.2	17.6
Rating 6	16.7	17.6	18.6	16.6
Rating 7	17.0	19.6	11.2	18.3
Rating 8	37.7	26.9	17.8	13.3
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Figures taking the spin-off of Hypo Real Estate into account

Breakdown of credit risk and counterparty risk by industry sector

Industry sector	Expected loss		Value-at-risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		new HVB AG*		new HVB AG*
Retail customers	21.8	25.6	12.6	8.2
Utilities	16.7	9.2	10.9	8.8
Residential property companies, real estate investors, property funds	13.1	8.3	15.6	8.8
Property developers – commercial	6.4	8.1	9.4	10.8
Services	6.2	5.9	9.2	6.4
Communications	4.5	4.5	3.5	3.6
Food	3.5	2.3	2.6	2.6
Consumer goods, textiles	3.4	3.3	2.7	3.4
Other financial services providers	2.9	5.5	5.5	11.2
Trades	2.4	4.4	2.8	4.6
Health	2.2	2.4	2.5	2.5
Mechanical engineering	2.1	3.3	3.0	6.8
Vehicles	2.0	2.0	3.1	2.8
Steel	2.0	1.3	1.7	2.0
Publishers, media, printing	1.5	0.8	2.5	0.8
Public authorities, not-for-profit organizations	1.3	0.7	1.2	0.9
Chemical	1.2	1.2	1.2	1.4
Transport, logistics	1.0	1.2	1.1	1.5
Mineral oil	0.9	1.5	1.0	1.8
Electrical	0.8	0.7	0.9	1.1
Movable equipment leasing	0.8	2.4	0.9	3.0
Banks	0.8	0.9	3.3	1.7
Software	0.6	0.5	0.3	0.6
Insurance	0.5	0.3	0.4	0.3
Paper	0.5	0.7	0.8	1.0
Aerospace	0.4	2.5	0.5	2.7
Recycling, waste management	0.2	0.2	0.2	0.2
Real estate leasing companies	0.2	0.2	0.5	0.4
Hardware	0.1	0.1	0.1	0.1
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Figures taking the spin-off of Hypo Real Estate into account

Country risk

HVB's definition of country risk encompasses all cross-border transactions in foreign currencies. This includes all positions from lending and trading activities, including internal transactions within the corporate group and the issuer risk associated with tradable fixed-interest securities. It also takes into account sovereign risk (i.e. the risk of a sovereign state or state body defaulting).

We measure country risk mainly by using short-term and medium-term country ratings. The country ratings consist of two components: empirically calculated statistical models permit the determination of default probabilities and loss quotas on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by our economic research group.

Along with the default probability and the loss quota, the measurement of country risk takes the structure of transactions into account.

On the basis of this information, a portfolio model is used for a monthly calculation of the value-at-risk stemming from country risks (confidence level 99.95%). Due to the small number of countries, country portfolios tend by nature to be rather undiversified. Consequently, an accurate reflection of the portfolio and diversification effects among countries, regions and loan default risks is an integral part of our portfolio model.

In terms of methodology, our internal management of country risk is certainly comparable to the Basel 2 capital requirements in the currently available version. Consequently, even today we are achieving important management effects anticipated through the Basel 2 requirements.

The limitation of risks (VAR limits) on a regional basis is also carried out using the method described above for evaluating country risk. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and an exposure management based on transaction potential. In addition, country risk management works with volume limits for each country (broken down by product risk groups).

Limit systems

As a key element of our risk control and management program, we employ limit systems to prevent the unintended and uncontrolled increase of our risk positions. For loan default risks, limit compliance is monitored by the local lending units; Risk Control performs central monitoring of limit compliance for counterparty, issuer and country risks.

To monitor counterparty and issuer risk we employ worldwide limit systems with online access at all key locations engaging in trading activities. This enables each trader to check current limit utilization and lets the risk controller perform direct limit monitoring for each counterparty or issuer. Each new trading transaction is immediately entered and applied to the corresponding limit.

In the case of counterparty risk, the limit system covers the monitoring of both the so-called pre-settlement risk and the settlement risk. For the Bank there is a settlement risk whenever payments are exchanged and, when processing the transaction, we make advance payments without being certain at the time of the payment that the counterparty will make the corresponding payment. This risk is limited for the future value date and monitored right from the time we enter into the transaction, so that a concentration of payments on a single value date is prevented beforehand.

For pre-settlement risk, the applicable amount is referred to as an "exposure" or "credit equivalent." This method increases the current market value of a transaction by the amount of the so-called add-on, a premium for potential market movements over the duration of the transaction. The exposure per counterparty calculated in this way takes into account both risk-reducing netting agreements and collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the market value of current transactions.

Portfolio management

The task of Group Credit Portfolio Management is – in collaboration with the corresponding units in the business segments – to enhance the risk-return profile of our portfolio as a key contribution toward achieving our return on equity target. Its central function enables it to optimize the composition of the various subportfolios with reference to the overall loan portfolio, exploit market opportunities that arise in submarkets and effectively counteract concentration risks identified at the level of the Bank as a whole.

Consequently, it played a key role in the year under review in our efforts to reduce risk-weighted assets and concentration risks. Loan portfolios or large loans were sold to interested investors, for instance by means of syndication, subparticipations or hedge structures (for example through credit derivatives). However, the most important instrument was the securitization of outstanding loans.

Concentration risk

Another priority of risk management is to make decisive efforts to limit and manage risk concentrations with individual borrowers or borrower units by introducing a rating-based limit system. We achieved a significant reduction in concentration risks by means of syndication, hedge structures, and the reduction of exposures in consultation with customers.

Risk-oriented and market-oriented pricing

To optimize the loan portfolio and hence enhance the profitability of our lending business, we apply a pricing methodology with a clear orientation toward the risk-reward ratio. It includes not only the customer's internal rating in the credit margin along with all relevant costs and risks, but also the necessary regulatory and economic capital. To ensure consistency with capital markets, we carry out regular benchmarking of our lending margins against market prices. This differentiated pricing approach is applied in all areas and is part of the loan-approval process.

Outlook for 2004

In 2004 we will continue with our intensive project activities for the implementation of the new Basel Accord. Priorities will be our ongoing efforts to develop an integrated Basel 2 data pool for regulatory reporting purposes and credit risk control, as well as the adjustment of our calculation kernel in line with the results of the consultation phase. In addition, it is vital to ensure that we fully and punctually meet all the Minimum Requirements for the Credit Business of Credit Institutions (MaK).

Our credit portfolio management aims to continue increasing the fungibility of our loan portfolio through intensified active utilization of the capital markets. Benchmarking our lending margins against comparable capital market prices is an essential decision-making factor for our portfolio management and lending business. Consistent efforts to limit and manage concentration risk will also remain a priority of our risk management.

b) Liquidity risk

Liquidity and funding management was characterized in the year under review by the measures taken under our transformation program. The reduction in balance sheet assets led to a gradual decrease in our refinancing requirements on the money markets and capital markets during the course of the year. As a result, we actually exceeded our funding targets for 2003 and managed to keep the Bank's refinancing structure stable despite the difficult market environment during the first half of the year.

Groupwide liquidity management

Our Groupwide liquidity management is made up of several components which enable us to identify risks early, limit liquidity mismatches through limits and funding targets, and identify and maintain appropriate liquidity reserves for defined stress situations.

The rules and principles of liquidity management are specified in a Group Liquidity Policy passed by the Group Board, and are implemented by Group Asset Liability Management. The Group Board and our Group Asset Liability Committee are regularly informed on the current liquidity and refinancing situation.

Short-term liquidity risk

Liquidity limits

The assessment and limitation of short-term liquidity risks are based on daily liquidity reports showing the relevant cash flows and the portfolios of available highly liquid securities of the most important units. These two components are used as the basis for determining cumulative limits ranging from the next banking day up to one month. These limits are monitored on a daily basis. Within the framework of this limit system, which operates under conservative assumptions, we showed an overall positive balance of €5.6 billion for the next banking day at the end of 2003.

The portfolio of highly liquid securities eligible as collateral for central bank borrowings and available at short notice to compensate for unexpected outflows of liquidity, for example through increased utilization of approved credit and liquidity lines, amounted to €7.1 billion at the end of the year.

Liquidity structure

In addition to our internal liquidity risk management system, we are subject to the regulatory standards defined in the Liquidity Principle II. The relevant ratio at the Bank improved year-on-year from 1.09 at December 31, 2002 to 1.22 at December 31, 2003. Compared with the regulatory minimum ratio of 1, this means that the funds available exceeded its payment obligations for the following month by €16.3 billion.

Funding risk

Our broad funding basis and excellent product placement capabilities on the capital markets provide us with a secure

Broad funding basis

source of funding for our lending operations with regard to maturity and terms even under difficult market conditions. With their high credit quality and liquidity, our Pfandbrief mortgage bonds still remain the most important funding instrument.

Long-term funding needs are determined through a coordinated process on the basis of expected business trends, and are updated regularly. The annual funding targets derived from this process address the need for a balanced maturity structure of assets and liabilities within defined maturity buckets. Our Group Funding Management fulfills the targets while optimizing costs. A monthly analysis of deviations from plan ensures an up-to-date overview of the funding situation.

Long-term funding

We were able to reduce our need for long-term funding as compared with the prior year by approximately €3 billion. We intend to continue this trend through such measures as the continued expansion of our stable customer deposits and the use of securitization measures. Unsecured borrowing of funds via commercial paper programs and certificates of deposit decreased by approximately €8.8 billion in 2003, a development that also improved the diversity and stability of our funding base.

Market liquidity risk

Market liquidity risk is managed by placing strict restrictions on those markets which can be included within the individual trading portfolios. We use our stress tests to identify their risk potential under various scenarios.

c) Market risk

Market risk is defined as the potential loss arising from an adverse change in the prices of our positions in financial markets. This encompasses interest rate, foreign exchange, equity and credit-spread risk.

We calculate our market risk both for the trading book and for the risks stemming from the banking book. Flow management (management of daily cash flows in the commercial and mortgage banking business) is handled directly by Group Treasury Management.

Quantification

For purposes of day-to-day risk measurement and management, we quantify the value-at-risk with a confidence level of 99% and a holding period of one day. To determine and allocate the risk capital requirements for market risks, this value-at-risk, like other risk types, is scaled to a confidence level of 99.95% and a holding period of one year, taking portfolio effects (diversification) into account.

We calculate the value-at-risk with an internal model based on a Monte Carlo simulation approach. The model previously used in Munich and London for measuring interest rate fluctuation risks was expanded in 2003 to include the measurement of credit-spread risk, and was introduced at the branches in New York and Asia. These additions were approved by the German Financial Supervisory Authority at the end of the year.

By expanding the internal model we achieved a substantial reduction in equity funds requirements for market risks as compared with the standard process previously used. Compared with December 31, 2002, the capital requirements as defined under BIS rules decreased from €1,583 million to €1,064 million at December 31, 2003.

As a further risk approach, the risks associated with foreign exchange and equity products as well as some of the interest rate risks in the banking book are calculated statistically on the basis of various conservative assumptions (such as considering currencies separately while disregarding risk-reducing correlation effects).

The table below shows the aggregate market risks of our trading positions for last year. Thanks to the improved risk measurement through the expanded use of the internal model, there was a significant reduction of the value-at-risk from interest rate positions in the fourth quarter. We also show the credit-spread risks under this risk category.

Due to the underlying conservative assumptions, the value-at-risk figures, which are not computed using the internal model, actually represent a cautious estimate of our market risk. With the further expansion of the internal model, our value-at-risk figures will therefore again decrease in the future.

At year-end, the banking book contained market risks of €32 million (year-end 2002: €29 million; one-day holding period), of which €16 million stemmed from asset-side and liability-side fixed interest guarantees.

We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk calculations with the market value changes derived from the positions.

We also continually conduct stress tests to determine the potential losses in our market risk positions resulting from extraordinary events and worst-case scenarios. The scenarios we examine range from simple interest rate shocks to the default of major market players or a total collapse of all correlations.

Limit monitoring

The risk positions in the banking and trading books are managed by means of a uniform, hierarchical limit system that limits the loss potential from market risks. The risk limits are approved annually by the Board of Managing Directors and are not permitted to be exceeded.

Exceeding a limit in subportfolios immediately triggers an escalation process, and the reduction of the positions in question is monitored closely. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation and compliance with limits on an intraday basis.

Supplementing the value-at-risk, the stress risks are monitored via a "traffic light" concept. In case of "red," risk management and risk control discuss the consequences from the stress scenarios, and, if required, appropriate management measures are initiated.

Outlook for 2004

In 2004 our activities will focus on the continuing development of the internal model to prepare it for full use. The next step in this development will be the inclusion in the internal model of measurement of risks associated with equities and foreign exchange.

As we implement the requirements imposed by Basel 2 on the management and control of risks from interest rate fluctuations in the banking book, we will also integrate these positions into the processes and methods of the internal model.

Market risk from trading positions

Value-at-risk, 99% confidence level, 1 day holding period

€ millions	2003 average*	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002
Interest rate derivatives	44	9	42	53	72	55
Foreign exchange derivatives	13	15	11	14	12	10
Equity/index positions	45	59	48	45	29	24
Total	**102**	**83**	**101**	**112**	**113**	**89**

* arithmetic mean

d) Operational risk

We define operational risk as the risk of losses resulting from inadaquate or failed internal processes, human errors, technological breakdowns, or from external events.

Focus in 2003

In the year under review, a key area of concentration – alongside the measures described below to manage risks and avoid the resulting losses – was cross-segment projects to prepare for the capital coverage requirements for operational risk expected to come into force beginning in 2007 under Basel 2, with simultaneous implementation in EU and German legislation. Priorities were:

- the launch of a Web-based operational risk loss database ("OpRisk^{LDB}") to ensure full collection of all loss data,
- the largely automated transformation of our loss data and income structure to the business lines in accordance with the Basel standards,
- the adjustment of the processes for the management of operational risk to comply with the Basel requirements, particularly the "Sound Practices for the Management and Supervision of Operational Risk," and
- the further development of the control self-assessment already in place to establish a combined risk and control assessment.

When determining our capital adequacy for regulatory purposes, we will implement at least the Standardized Approach with all related requirements. At the same time, we intend to establish a basis for a possible enhancement of our Loss Distribution Approach to meet the criteria of an Advanced Measurement Approach as recognized by the regulatory authorities.

We are confident that the ongoing projects will enable us to meet the deadlines for implementation of Basel 2 and the EU directives. In addition, even now, considerable improvements in information quality and risk awareness are evident.

Loss data collection

We have ensured full compliance with the three-year loss event database required under the Basel rules with the aid of a multi-step process and uniform standards for online data entry in OpRisk^{LDB}. The various roles, with their defined rights and obligations, also ensure that our internal quality requirements are met.

Measurement techniques

We employ the Loss Distribution Approach to quantify the operational value-at-risk. Basel 2 explicitly designates it as a quantitative element of the Advanced Measurement Approach. Our quantification model uses internal and external data to determine the loss distributions. A Monte Carlo simulation is used to calculate the value-at-risk figures, taking into account risk-reducing measures such as the insurance program and the improved monitoring quality.

Due to the measurement methods based on loss data, the operational value-at-risk is a historical value. However, because value-at-risk is influenced by current monitoring and processes, its quality is measured annually within the framework of a control self-assessment (CSA), and it is incorporated into the quantitative calculation as a present quality score.

Operational risk loss events – the process


Operational loss event
Investigation
Operational risk loss database
Data entry
Release
Quality assurance
Closure
Reporting and control

Risk management

The responsibility for managing operational risk, that is, taking measures to reduce, prevent, or insure this risk, rests with the responsible risk managers in our business segments and service divisions. In the year under review, the following measures played a key role:

Business segments and service divisions
The first test in the Germany business segment was successfully completed for the launch of risk assessment for all product and process areas. In addition, we carried out a number of measures to improve the security of buildings, contractual terms with subcontractors/third-party suppliers, and data quality for compliance with the increasingly stringent statutory requirements for opening bank accounts.

We raised the level of automation in the front office of the Corporates & Markets business segment by implementing technical innovations. We also began with the reengineering of the securities process with the aim of significantly improving the security and efficiency of the interface between trading and settlement through a higher degree of automation and technical support of the entire process.

Handling crises
Our crisis management system, optimized during the prior year, was repeatedly and successfully tested in terms of the composition of the crisis team, effective communication and the proper function of the required operating framework and processes.

IT risks
Security reviews and audits for new applications and infrastructure components or major changes to existing ones helped to significantly reduce the risks from their use in production.

The introduction of a security incident process enabled us to prevent damage from various viruses and security defects in Microsoft Internet Explorer, particularly in the third quarter, through an immediate risk assessment and the resulting countermeasures.

Legal risks
Our Group Legal Department is responsible for managing legal risks. In fulfilling its Corporate Center function, it defines uniform standards for the management of legal risk and monitors compliance with them. New or amended legal standards or court rulings are implemented under a tight timetable by the legal departments in the corresponding Group companies in Germany and abroad.

If customers cancel their property loan agreements under the Doorstep Transactions Act on the basis of the ruling by the German Supreme Court in 2002, this will have very little economic impact on us, since the borrower is still obliged to repay the principal according to court rulings that have since become final. This situation is not affected by the order issued by the Bochum District Court on July 29, 2003 to submit a case to the European Court of Justice, since, in the opinion of the German Supreme Court, decisions by the European Court of Justice cannot under any circumstances affect existing contracts in Germany.

In a ruling of November 26, 2002, the German Supreme Court nullified the resolution of our Annual General Meeting of May 1999 concerning the appointment of KPMG as auditor of the 1999 financial statements. The annual financial statements for 1999 remain unaffected by this decision in our view, which is confirmed by external expert opinions. Contrary to the view put forward by a few shareholders, it is in particular not the case that the financial statements are null and void, since such a claim can be asserted only within six months of the publication of the statements. The German Supreme Court ruling mentioned above has prompted the same shareholders to challenge the validity of our financial statements for 2000–2002. The Munich District Court dismissed a lawsuit based on this claim as being in violation of the law, and the Regional Appeal Court rejected the appeal against this ruling in a unanimous decision, since the assumption of abuse of the law by the District Court was not subject to legal errors. The plaintiffs have applied for a reprimand of the Regional Appeal Court for failing to give them a fair hearing, and have filed an appeal and an extraordinary appeal on points of law, as well as applying for reviews by the Constitutional Court. We assume that these appeals – some of which have no basis in law – have no chance of success.

A shareholder has filed a suit challenging the election of shareholder representatives to the Supervisory Board at the last Annual General Meeting of HVB AG on May 14, 2003, since he believes that the selected voting method was inadmissible; this shareholder believes that his view is confirmed by a German Supreme Court ruling on block voting issued on July 21, 2003, after our Annual General Meeting. In our view, however, no conclusion on the requirements for block voting in supervisory board elections can be inferred from the court ruling mentioned above.

Suits have been filed challenging the resolution passed at the Annual General Meeting of the parent bank on May 14, 2003 approving the spin-off. The Munich Regional Appeal Court ruled that these suits did not represent an impediment to the entry of the spin-off in the Company Register. In our view, the appeals filed against this decision of the Regional Appeal Court have no chance of success. Regardless of these considerations, the spin-off is now irreversible through its entry in the Company Register.

Outlook for 2004

In 2004 we will be focusing on the final results of the Basel 2 consultation process and the further implementation of the ongoing projects.

In addition, we will continually make further improvements to reduce operational risks through measures in the area of risk management.

e) Business risk

Business risk is defined as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious losses in earnings, thereby diminishing the market value of a company. Business risks can result from serious deterioration in the market environment, or changes in the competitive situation or customer behavior.

The measurement of our business risk is based on income and cost volatilities, with due consideration paid to correlation effects. As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

In the context of the persistently difficult market environment, we continued with our strict cost-cutting program in 2003. In addition, a number of measures were established which we will continue to apply consistently in the current year to boost our earning strength through an even stronger customer orientation, and also through improved use of our internal Group network.

f) Risks arising from our own real estate portfolio

Our real estate is owned by our subsidiary HVB Gesellschaft für Gebäude mbH & Co. KG. As a result, HVB AG carries no real estate risk.

g) Risks arising from our shareholdings/ financial investments

Under this risk type we classify changes in the market prices of our portfolio of listed and unlisted shareholdings and financial investments, primarily comprising our major equity holdings in Allianz and Münchener Rückversicherungs-Gesellschaft AG.

The value-at-risk is primarily determined on the basis of the market values and volatilities of these investments. In the case of investments in unlisted companies, we apply the book values as market value estimates as well as the volatility of indexes. To reflect the recent past more adequately in our risk calculations, we perform an exponential weighting when calculating the volatilities, taking the long-term holding period of investments into account.

Streamlining the investment portfolio

The Board of Managing Directors is responsible for managing our entire portfolio of shareholdings/ financial investments (including operational subsidiaries). The consistent efforts in 2003 to streamline our non-strategic investment portfolio were a key priority of our transformation program with the goal of focusing on our core business, reducing complexity and releasing capital.

We floated a 22.5% stake in Bank Austria Creditanstalt on the stock market in the form of an IPO in July. In the third quarter, we spun off the greater part of our commercial real estate finance business to form the Hypo Real Estate Group. In addition, we disposed of norisbank and Bank von Ernst at a substantial book profit.

In 2004, apart from a further reduction in our financial investments and the ongoing adjustment of our business profile, we will be focusing particularly on the integration of Vereins- und Westbank AG (see Business Situation and Trends in this Annual Report).

h) Strategic risk

Strategic risk results from management being slow to recognize important trends affecting the structure of the banking sector as a whole or specific areas of the sector or drawing false conclusions about these trends, with the result that fundamental management decisions may not be in the Bank's best interest and may be difficult or impossible to reverse.

It is not possible to collate and control strategic risks using quantitative methods. These risks are best handled by way of continuous monitoring of domestic and international markets and evaluation of the strategic position, in order to facilitate a quick and decisive response in adjusting the business model or business processes. With the transformation program initiated in 2003, we laid the foundation to position ourselves to meet the current changes, ready to face the future with renewed strength.

Risk from overall economic trends

Our Bank continues to operate in a relatively difficult economic climate. Despite a noticeable improvement in growth prospects, companies' reserves have dwindled following three years of stagnation and sharply declining share prices. Consequently, any additional stresses would impose heavy burdens. The appreciation of the euro is generally dampening the profit outlook. The period of major bankruptcies appears to be over; however, small and medium-sized enterprises are still threatened (projection for 2003: 39,700 bankruptcies; forecast for 2004: 38,000).

Risks for the business trend arise firstly from the possibility that the economic recovery in Germany and around the world could end sooner than expected. The consequences of this turn of events would include a worsening of the negative trend in company insolvencies. Secondly, a pronounced appreciation of the euro in excess of expectations would also be problematic. Thirdly, there is the danger of a faster and, above all, larger increase in interest rates, which would make corporate financing more difficult and act as a brake on improvements in the investment environment.

Structural change in the banking sector

The German banking market continued to suffer from structural problems in 2003. These were the result, on the one hand, of bank-specific aspects such as excess capacity and the high degree of fragmentation. Again in 2003, consolidation processes were hardly evident and, when they did take place, they were almost entirely limited to the public or cooperative banking sectors. There was no cross-sector consolidation activity. On the other hand, improvements in the economy as a whole, such as the elimination of excessive regulation or labor market reforms, have not yet occurred.

Following the loss-making fiscal year 2002, the German private banks responded by focusing on restructuring processes. In addition to strict cost-cutting measures, these included redimensioning the business mission through a reduction in complexity accompanied by a focus on core competencies. Despite an improved operating earnings situation for the year under review, the profitability of German private banks continues to lag behind the European average. However, we expect to see a further improvement in operating earnings in 2004. In view of the gradual recovery in the overall economic situation, the demand for banking services is likely to increase, and the number of loan defaults should continue to decrease. In addition, most banks can now respond more efficiently and flexibly to market changes following the far-reaching restructuring and cost-cutting measures (see the Business Situation and Trends in this Annual Report).

Insolvency trend in Germany



Number of bankruptcies, in thousands
40
30
20
10
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
2004*

* Projection/forecast
Sources: Creditreform; 2004 forecast: HVB Group, Economic Research

The transformation of HVB Group

Within the framework of the transformation program, HVB Group took decisive action in 2003 to achieve its strategic goals of improving its earning power and capital strength. To focus on our core business, we spun off the greater part of our commercial real estate business into the Hypo Real Estate Group. The envisaged reduction in risk-weighted assets in order to improve the core capital ratio and optimize our risk profile required an extensive package of measures. Our extensive securitization activities and the reduction of our non-strategic investment portfolio represented a major contribution. In addition, we disposed of marginal activities such as our U.S. real estate portfolio.

Our adjusted positioning also involves certain strategic risks. The disposal of non-core business activities initially reduces our earnings base. This must be offset by growth in profitability in our core business segments.

Staff cuts

The staff cuts planned for 2003 were implemented on schedule. Adjusted for changes in the group of consolidated companies, HVB Group had 4,357 fewer employees at year-end than one year earlier. With a decrease of 2,579 employees, the Bank absorbed a particularly large share of the staff cuts.

Thanks to the decisive action taken in the year under review, our staffing level (excluding Vereins- und Westbank AG) will decrease only slightly in 2004. Moderate reductions are still planned for the credit organization and back office/administration units. These will be offset by a deliberate expansion of sales activities.

The integration of Vereins- und Westbank AG into HVB AG will generate synergy effects that will involve staff reductions. There is no operational risk, since essential tasks will be transferred to other units within the framework of an integration timetable.

We do not anticipate any risks from the implementation of the planned moderate staff reductions.

Market shares in the German banking sector

in %, based on total assets



Public-sector banks 48.5
Private banks 39.9
Cooperative banks 11.6

Sources:
Deutsche Bundesbank, effective: November 2003; internal calculations

Summary

In our Bank, the control and cross-segment management of risk is placed under the leadership of the Chief Risk Officer.

Chief Risk Officer organization

Because the new regulatory Minimum Requirements for the Credit Business of Credit Institutions (MaK) require a strict segregation of sales and credit organizations, we integrated the regional credit units – previously positioned within the business segments – and the Restructuring and Workout unit during the year under review into the area of responsibility of the Chief Risk Officer. The regional lending units are now part of the Group Credit Risk Management organization, which is in charge of credit risk management for HVB Group. Group Asset Liability Management is responsible for liquidity and funding management and for asset liability management. Risk Control is responsible for measuring and monitoring our risks, including reporting to the Board of Managing Directors.

Capital market-oriented management system

We have a comprehensive, Groupwide risk control and risk management system, which is fully integrated into our internal capital market-oriented management concept. This gives priority to the value-oriented use of our capital in business activities with attractive risk-return ratios.

Our risks are classified by clearly defined risk types and measured with comparable methods on the basis of a value-at-risk approach. By aggregating all these risks and risk areas, we can represent our total risk, which is regularly compared against the capital available to us to support this risk. In doing so, we apply a confidence level of 99.95%, which reflects our target rating. Furthermore, the consistent system of measuring risk comprises the basis for Groupwide risk capital allocation to cover unexpected losses.

Thanks to their high quality, the methods and systems we employ to measure and manage our risks fulfill all relevant legal and regulatory requirements currently in force.

Future regulatory standards

We continued to focus closely on future legal and regulatory standards in the year under review. These include the ongoing consultations on the new Basel Accord (Basel 2), which is expected to come into force in 2007, and its implementation in EU and German law. The focal point of Basel 2 is a stronger differentiation of risk in the rules for regulatory capital coverage, with the aim of achieving a closer approximation to the purely economic, or risk-adjusted, capital coverage. We continued with our extensive project activities for the implementation of Basel 2 in 2003, and made substantial progress both in the functional concept and the technical implementation.

We plan to implement the most sophisticated approach for credit risks, the so-called IRB Advanced Approach (IRB = Internal Ratings-Based), for all of our relevant portfolios. With regard to capital coverage for operational risk we will at least apply the Standardized Approach. We will make a decision on the use of the most sophisticated approach, the Advanced Measurement Approach, only when the final Basel standards are available as a basis for a well-founded cost-benefit analysis.

Another essential frame of regulations is the Minimum Requirements for the Credit Business of Credit Institutions (MaK) published by the German Financial Supervisory Authority, which in particular define minimum qualitative standards with reference to the organization and processes in the lending business. Banks have until mid-2004 to implement them (IT upgrades: end of 2005). An analysis carried out during the year under review showed that we already meet many of these standards. Remaining weaknesses will be eliminated within a short time. Thanks to our favorable starting position and the early start we made with our measures, we expect overall implementation of the MaK requirements to be completed on time.

Consistent portfolio management

Under our transformation program, we sharply reduced our risk-weighted assets to raise the core capital ratio and improved our risk profile in 2003. In addition to the reduction of our non-strategic investments, the intensified use of capital markets for active portfolio management played a central role. We see this use of capital market instruments as a continuous process within the framework of a business model which uses our customer competencies to generate attractive portfolios for investors, thus making a key contribution toward achieving our targeted return on equity.

In addition, determined efforts to limit and manage concentration risks remain a key priority of our credit risk management to reduce the volatility of our risk provisions.

After coping with the difficult business climate in 2003, we expect the overall economic environment to make a gradual recovery in 2004. In addition, we will continue our efforts to fine-tune our business profile. On this basis we anticipate further improvements in our earnings situation.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Expenses

			2003	2002
	€ millions	€ millions	€ millions	€ millions
1 **Interest payable**			9,692	12,390
2 **Fees and commissions payable**			274	285
3 **Net loss on financial operations**			—	—
4 **General administrative expenses**				
a) personnel expense				
aa) wages and salaries	1,032			1,307
ab) social security costs and expenses for pensions and other employee benefits	339			373
		1,371		1,680
including: for pensions €159 million				(184)
b) other administrative expenses		1,296		1,571
			2,667	3,251
5 **Depreciation and amortization on property, plant and equipment, and intangible assets**			98	373
6 **Other operating expenses**			147	172
7 **Write-downs and provisions for losses on loans, advances and securities, and additions to provisions for losses on guarantees and indemnities**			2,352	3,287
8 **Write-downs on participating interests, shares in affiliated companies, and investment securities**			2,966	—
9 **Expenses from absorbed losses**			157	207
10 **Extraordinary expenses**			460	—
11 **Taxes on income**			29	77
12 **Other taxes, unless shown under 'Other operating expenses'**			4	4
13 **Net income**			—	—
Total expenses			**18,846**	**20,046**

Income		2003	2002
	€ millions	€ millions	€ millions
1 **Interest income from**			
a) loans and money market operations	11,110		12,613
b) fixed-income securities and			
government-inscribed debt	1,111		2,184
		12,221	14,797
2 **Current income from**			
a) equity securities and other variable-yield			
securities	140		199
b) participating interests	38		59
c) shares in affiliated companies	246		1,594
		424	1,852
3 **Income earned under profit-pooling**			
and profit-and-loss transfer agreements		271	42
4 **Fees and commissions receivable**		1,317	1,230
5 **Net profit on financial operations**		395	450
6 **Write-ups on bad and doubtful debts and on**			
certain securities as well as release of			
provisions for losses on guarantees and indemnities		757	1,016
7 **Write-ups on participating interests,**			
shares in affiliated companies, and			
investment securities		—	328
8 **Other operating income**		158	331
9 **Net loss**		3,303	—
Total income		**18,846**	**20,046**
1 **Net loss**	3,303		—
2 **Withdrawal from additional paid-in capital**	3,303		—
		—	—
3 **Profit (loss) available for distribution**		—	—

Assets	€ millions	Dec. 31, 2003 € millions	Dec. 31, 2002 € millions
1 Cash reserve			
a) cash on hand	400		422
b) balances with central banks	1,913		1,576
including: with Deutsche Bundesbank			
€648 million			(840)
		2,313	1,998
2 Treasury bills and other bills eligible			
for refinancing with central banks			
a) Treasury bills and zero-interest			
treasury notes and similar securities issued			
by public authorities	43		97
including: eligible for refinancing with			
Deutsche Bundesbank			
€— million			(97)
b) bills of exchange	154		146
including: eligible for refinancing with			
Deutsche Bundesbank			
€154 million			(146)
		197	243
3 Placements with, and loans and advances to, other banks			
a) repayable on demand	16,237		19,621
b) other loans and advances	38,219		29,658
		54,456	49,279
including: mortgage loans			
€9 million			(9)
municipal loans			
€656 million			(704)
4 Loans and advances to customers		170,404	202,527
including: mortgage loans			
€104,613 million			(110,214)
municipal loans			
€20,434 million			(19,831)
other loans secured by			
real-estate liens			
€5,936 million			(6,709)
Amount carried forward:		227,370	254,047

Liabilities			Dec. 31, 2003	Dec. 31, 2002
	€ millions	€ millions	€ millions	€ millions
1 Amounts owed to other banks				
a) repayable on demand		18,029		16,144
b) with agreed maturity dates or periods of notice		70,689		83,533
			88,718	99,677
including: registered mortgage bonds in issue				
€3,227 million				(2,967)
registered public-sector bonds in issue				
€925 million				(658)
bonds given to lender as				
collateral for funds borrowed:				
registered mortgage bonds				
€18 million				(19)
and registered municipal loans				
€43 million				(47)
2 Amounts owed to other depositors				
a) savings deposits				
aa) with agreed period of notice of three months	12,511			8,135
ab) with agreed period of notice				
of more than three months	206			235
		12,717		8,370
b) registered mortgage bonds in issue		15,175		16,579
c) registered municipal bonds in issue		5,181		5,524
d) other debts				
da) repayable on demand	24,150			26,271
db) with agreed maturity dates or periods of notice	35,622			42,627
including: bonds given to lender as				
collateral for funds borrowed:				
registered mortgage bonds				
€577 million				(601)
and registered municipal bonds				
€341 million				(397)
		59,772		68,898
			92,845	99,371
Amount carried forward:			181,563	199,048

Assets			Dec. 31, 2003	Dec. 31, 2002
	€ millions	€ millions	€ millions	€ millions
Amount brought forward:			227,370	254,047
5 **Debt securities and other fixed-income securities**				
a) money market paper				
aa) issued by public authorities	4			6
including: those eligible for collateral for Deutsche Bundesbank advances €— million				(—)
ab) issued by other borrowers	1,526			2,779
including: those eligible for collateral for Deutsche Bundesbank advances €1,030 million				(419)
		1,530		2,785
b) bonds and notes				
ba) issued by public authorities	13,760			16,451
including: those eligible for collateral for Deutsche Bundesbank advances €8,845 million				(11,162)
bb) issued by other borrowers	23,669			31,171
including: those eligible for collateral for Deutsche Bundesbank advances €11,762 million				(14,211)
		37,429		47,622
c) own debt securities		5,648		5,826
nominal value €5,753 million				(5,789)
			44,607	56,233
6 **Equity securities and other variable-yield securities**			10,330	10,581
7 **Participating interests**			1,202	1,706
including: in banks €150 million				(458)
in financial service institutions €1 million				(—)
8 **Shares in affiliated companies**			9,506	12,751
including: in banks €7,414 million				(10,372)
in financial service institutions €94 million				(123)
9 **Trust assets**			63	29
including: loans granted on a trust basis €50 million				(12)
Amount carried forward:			293,078	335,347

Liabilities

	€ millions	€ millions	Dec. 31, 2003 € millions	Dec. 31, 2002 € millions
Amount brought forward:			181,563	199,048
3 Liabilities evidenced by paper				
a) debt securities in issue				
aa) mortgage bonds	38,110			40,284
ab) municipal bonds	9,390			11,849
ac) other bonds	38,463			52,343
		85,963		104,476
b) other liabilities evidenced by paper		12		33
including: money market paper				
€— million				(—)
acceptances and promissory notes				
€12 million				(33)
			85,975	104,509
4 Trust liabilities			63	29
including: loans taken out on a trust basis				
€50 million				(12)
5 Other liabilities			8,538	6,369
6 Deferred income				
a) from issuing and lending operations		525		684
b) other		389		365
			914	1,049
7 Provisions				
a) provisions for pension fund and similar obligations		1,252		1,223
b) tax provisions		249		282
c) other provisions		1,547		1,631
			3,048	3,136
8 Subordinated liabilities			9,530	10,467
9 Participating certificates outstanding			409	511
including: those due in less than two years				
€— million				(—)
10 Fund for general banking risks			200	200
Amount carried forward:			290,240	325,318

Assets	€ millions	Dec. 31, 2003 € millions	Dec. 31, 2002 € millions
Amount brought forward:		293,078	335,347
10 Intangible assets		—	—
11 Property, plant and equipment		308	334
12 Treasury stock		—	—
Nominal value €— million			(—)
13 Other assets		6,879	6,812
14 Deferred tax assets		—	—
15 Prepaid expenses			
a) from issuing and lending operations	532		425
b) other	178		150
		710	575
Total assets		**300,975**	**343,068**

Liabilities

	€ millions	€ millions	Dec. 31, 2003 € millions	Dec. 31, 2002 € millions
Amount brought forward:			290,240	325,318
11 Shareholders' equity				
a) subscribed capital		1,609		1,609
divided into:				
521,735,100 shares of common bearer stock				
14,553,600 shares of registered non-voting stock				
b) additional paid-in capital				
balance at Jan. 1, 2003	13,273			
withdrawal for spin-off of the Hypo Real Estate Group	(844)			
Withdrawal to offset net loss	(3,303)			
balance at Dec. 31, 2003		9,126		13,273
c) retained earnings				
ca) legal reserve				
balance at Jan. 1, 2003	56			
withdrawal for spin-off of the Hypo Real Estate Group	(56)			
balance at Dec. 31, 2003		—		56
cb) reserve for treasury stock		—		—
cc) other retained earnings				
balance at Jan. 1, 2003	2,812			
withdrawal for spin-off of the Hypo Real Estate Group	(2,812)			
balance at Dec. 31, 2003		—		2,812
		—		2,868
d) profit available for distribution		—		—
			10,735	17,750
Total liabilities and shareholders' equity			**300,975**	**343,068**
1 Contingent liabilities				
a) contingent liabilities on rediscounted bills of exchange credited to borrowers		—		—
b) liabilities under guarantees and indemnity agreements		24,279		31,381
c) contingent liabilities on assets pledged as collatoral for third-party debts		—		—
			24,279	31,381
2 Other commitments				
a) commitments from the sale of assets subject to repurchase agreements		—		—
b) placing and underwriting commitments		—		—
c) irrevocable lending commitments		36,319		42,670
			36,319	42,670

NOTES

Legal basis

The annual financial statements of Bayerische Hypo- und Vereinsbank Aktiengesellschaft (the "Bank" or "HVB") for the 2003 fiscal year are prepared in accordance with the accounting regulations in the German Commercial Code (HGB), the German Stock Corporation Act (AktG), the German Mortgage Banking Act (HypBankG), and the Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions (RechKredV).

The Bank is active in all of the sectors served by commercial and mortgage banks. Therefore, under Section 24 of the Mortgage Banking Act, the Bank is required by the Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions to supplement the general accounting format with the items required for mortgage banks.

The Bank published the statement of compliance with the German Corporate Governance Code required by Section 161 of the Stock Corporation Act on its website at www.hvbgroup.com/compliance.

Accounting, valuation and disclosure

Changes in accounting and valuation methods as well as disclosure modifications are indicated for the respective item.

Treasury bills and other bills (asset item 2) are shown at their cash value, less any discounted amounts.

Loans and advances (asset items 3 and 4) are valued strictly at the lower of cost or market as stipulated in Section 253 (3) 1, German Commercial Code. The Bank creates specific loan-loss provisions and accruals to the amount of the anticipated loss for all identifiable exposure to lending risk. Specific loan-loss provisions and accruals are reversed as soon as the default risk has ceased, or used if the receivable is classified uncollectible and written off.

The Bank makes general loan-loss provisions or sets up reserves for loans in countries with acute transfer risk or guarantees with comparable risk. Country-specific risk provisions are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rate are updated regularly to take account of the current risk situation.

Latent lending risks are covered by global provisions. When assessing domestic latent lending risks, the Bank applies the principles of the German tax regulations allowing financial institutions to deduct global provisions.

Like other loans and advances, mortgage loans are shown at their nominal values. Differences between the nominal amount and the actual amount paid out are included under either prepaid expenses or deferred income, and amortized over the period to which they apply.

Securities are shown under the items debt securities and other fixed-income securities (asset item 5) and equity securities and other variable-yield securities (asset item 6). Depending on specific criteria like holding period and purpose, all securities are classified as held for trading purposes, as investment securities, or as held for liquidity purposes (securities treated neither as held for trading purposes nor as investment securities). The Bank's total holdings consist of 47.8% held for trading purposes, 40.2% held for liquidity purposes, and 12.0% investment securities.

Investment securities are valued in accordance with the regulations set forth in Section 253 (2) 3, German Commercial Code, which only allow for write-downs to be taken in the event of probable permanent impairment. Securities held for liquidity purposes are valued strictly at the lower of the moving average value or the market price at the balance sheet date, as provided for in Section 253 (3) 1, German Commercial Code. Securities held for liquidity purposes structured in portfolios are treated in accordance with the valuation-unit principles. Consequently, the Bank has established documented, predefined valuation units which are subject to strict preconditions; these are made up of underlying on-balance-sheet transactions (such as fixed-income securities) and associated hedging instruments (such as interest rate swaps) for the same type of risk. Within the individual valuation units, the results of valuing the individual financial instruments are netted. Any residual profit is disregarded when net income is computed; a loss is covered by appropriate provisions for anticipated losses on pending transactions.

For accounting purposes, securities held for trading purposes are grouped together with other financial contracts held for trading purposes to form portfolios and valued using differentiated methods in accordance with the valuation-unit principles, whereby the principle of conservatism is applied. Interest rate and foreign exchange instruments held for trading purposes are treated using the same principles as described for securities held for liquidity purposes.

Price-related trading books, on the other hand, are valued for the first time using a modified marked-to-market method. Trading portfolios and contracts grouped together in macro-valuation units are valued at market prices less computed potential loss (value at risk) to ensure that unrealized gains from outstanding position are recognized in the statement of income.

Exhaustive information about the Bank's off-balance-sheet financial contracts, complete with detailed breakdowns of the nominal amounts and counterparty structure, is included in the Risk Report.

Participating interests and shares in affiliated companies (asset items 7 and 8) are shown at acquisition cost or – if there is a permanent reduction in value – at the lower value prevailing at the balance sheet date.

Where the Bank holds a controlling interest, profits and losses of partnerships, and dividends paid by limited or incorporated companies, are recognized in the year in which they arise.

When disclosing income from write-ups on participating interests, shares in affiliated companies and investment securities (income item 7) and write-downs on these investments (expense item 8), the Bank has exercised the option allowed under Section 340c (2) 2, German Commercial Code. The Bank nets out respective expense and income items which also contain the results from the disposal of financial assets.

Property, plant and equipment (asset item 11) is valued at acquisition or production cost, less – insofar as the assets are depreciable – scheduled depreciation using the straight-line method based on their expected useful life. In such cases, the useful lives are closely related to the depreciation rules specified in Section 7 of the German Income Tax Act in conjunction with the depreciation tables for equipment. Minor fixed assets are fully expensed in the year of acquisition and shown as additions and disposals in the analysis of non-current assets. Pro rata depreciation is taken to the statement of income for additions to furniture and office equipment in the year of acquisition.

Liabilities (liability items 1 to 3, 8 and 9) are shown on the basis of the actual amount payable. Any difference between this sum and the issue amount is carried under deferred income and amortized as appropriate. However, discounted liabilities are shown at cash value.

Provisions for taxes, liabilities of uncertain amount and anticipated losses on pending transactions (liability item 7) have been assessed in accordance with the prudence and due diligence concept; they cover the anticipated payment obligation and are stated at nominal values, provided the regulations governing the balance sheet do not require discounting. Pension provisions are set up at the highest amount permitted under the relevant tax legislation, in accordance with actuarial principles, by applying an assumed interest rate of 6% on the future pension commitment; as provided for in Section 6a, German Income Tax Act, in conjunction with Regulation 41, German Income Tax Regulations, such provisions are based on present values.

The timing differences between taxable income and accounting income are determined in a statistical working paper. Deferred tax assets and liabilities are netted. Compliant with Section 274 (2), German Commercial Code, the remaining asset balance is not disclosed.

Net income for the year is not affected by additional tax-related depreciation allowances or omitted write-ups.

Foreign currencies

Amounts in foreign currency are translated in accordance with the principles set forth in Section 340h, German Commercial Code. In addition, the Bank observes the suggestions for currency translation by banks given in Comment 3/1995 of the German Institute of Accountants' Expert Committee on Banks. As a result, assets and liabilities denominated in foreign currency and spot transactions outstanding at the balance sheet date are always converted into euros using market rates applicable at the balance sheet date. On the other hand, investment securities with no special cover are translated at the exchange rate applicable at the time of acquisition. Outstanding forward transactions are translated at the forward rate effective at the balance sheet date.

Earnings arising from the translation of items affecting the balance sheet and from the valuation of forward contracts at year-end are included in the statement of income. Due to the high rate of turnover, unrealized earnings from outstanding positions in money transfer operations are recognized in the period they arise. This does not give rise to any significant deferments of earnings. Where it holds strategic currency positions, the Bank sets up provisions for anticipated losses on pending transactions. On the other hand, anticipated gains are disregarded.

NOTES TO THE BALANCE SHEET

Breakdown by maturity of selected asset items

€ millions		2003	2002
A 3 b)	Other loans and advances to banks		
	with residual maturity of less than 3 months	26,610	20,907
	at least 3 months but less than 1 year	2,910	2,807
	at least 1 year but less than 5 years	5,639	4,296
	5 years or more	3,060	1,648
A 4)	Loans and advances to customers		
	with residual maturity of less than 3 months	10,085	13,730
	at least 3 months but less than 1 year	9,406	12,812
	at least 1 year but less than 5 years	32,886	43,757
	5 years or more	102,769	115,757
	No fixed maturity	15,258	16,472
A 5)	Debt securities and other fixed-income securities		
	Amounts due in following year	10,736	15,886

Breakdown by maturity of selected liability items

€ millions		2003	2002
L 1 b)	Amounts owed to other banks with agreed maturity dates or periods of notice		
	with residual maturity of less than 3 months	41,105	51,372
	at least 3 months but less than 1 year	12,879	18,986
	at least 1 year but less than 5 years	10,714	6,941
	5 years or more	5,991	6,234
	Amounts owed to other depositors		
L 2 ab)	Savings deposits with agreed periods of notice of at least 3 months		
	with residual maturity of less than 3 months	3	5
	at least 3 months but less than 1 year	53	67
	at least 1 year but less than 5 years	150	163
	5 years or more	—	—
L 2 b)	Registered mortgage bonds in issue,		
L 2 c)	registered public-sector bonds in issue,		
L 2 db)	other debts with agreed maturity dates or periods of notice		
	with residual maturity of less than 3 months	19,431	23,254
	at least 3 months but less than 1 year	4,453	5,590
	at least 1 year but less than 5 years	15,178	18,997
	5 years or more	16,917	16,889
	Liabilities evidenced by paper		
L 3 a)	Debt securities in issue		
	Amounts due in following year	21,672	36,603
L 3 b)	Other liabilities evidenced by paper		
	with residual maturity of less than 3 months	12	33
	at least 3 months but less than 1 year	—	—
	at least 1 year but less than 5 years	—	—
	5 years or more	—	—

Amounts receivable from and payable to affiliates and companies in which participating interests are held

€ millions	Affiliates 2003	Affiliates 2002	Participating interests 2003	Participating interests 2002
Placements with, and loans and advances to, other banks	21,335	22,858	109	112
Loans and advances to customers	3,781	5,480	1,916	1,621
Debt securities and other fixed-income securities	557	2,590	114	145
Amounts owed to other banks	13,286	17,546	352	472
Amounts owed to other depositors	6,383	7,562	1,244	795
Liabilities evidenced by paper	5,400	5,276	272	1,866
Subordinated liabilities	1,677	1,637	—	—

Trust business

Trust business assets and liabilities break down as follows:

€ millions	2003	2002
Placements with, and loans and advances to, other banks	40	—
Loans and advances to customers	11	12
Equity securities and other variable-yield securities	—	—
Participating interests	12	17
Other assets	—	—
Trust assets	**63**	**29**
Amounts owed to other banks	11	12
Amounts owed to other depositors	12	17
Liabilities evidenced by paper	40	—
Trust liabilities	**63**	**29**

Foreign-currency assets and liabilities

Around 59.0% of the Bank's foreign-currency holdings consist of U.S. dollars, 16.9% of pounds sterling, and 10.7% of yen.

€ millions	2003	2002
Assets	45,261	69,577
Debt	47,596	75,398

The amounts shown represent the euro equivalents of all currencies. The differences in amount between assets and liabilities are generally offset by off-balance-sheet transactions.

Subordinated asset items

The following balance sheet items contain subordinated assets:

€ millions	2003	2002
Placements with, and loans and advances to, other banks	1,669	722
Loans and advances to customers	188	173
Debt securities and other fixed-income securities	1,398	963
Equity securities and other variable-yield securities	17	17
thereof: own participating certificates in market-smoothing portfolio	1	6

Marketable debt and equity securities

The listed and unlisted marketable securities included in the respective balance sheet items break down as follows:

€ millions	Total marketable securities 2003	Total marketable securities 2002	of which: listed 2003	of which: listed 2002	of which: unlisted 2003	of which: unlisted 2002
Debt securities and other fixed-income securities	44,607	56,233	41,389	51,069	3,218	5,164
Equity securities and other variable-yield securities	7,855	8,008	7,795	7,974	60	34
Participating interests	504	697	495	696	9	1
Shares in affiliated companies	6,698	8,924	6,698	2,294	—	6,630

Marketable investment securities totaling €1,097 million carried in the balance sheet under debt securities and other fixed-income securities are not booked at the lower market value at the balance sheet date because the Bank is of the opinion that the difference between the book values and market values of these securities (€70 million) is only of a temporary nature.

Treasury stock

At the start of 2003 and at December 31, 2003, neither the Bank nor any controlled companies nor companies in which a majority interest is held had shares of HVB (treasury stock) in their portfolios.

To ensure an orderly market in HVB shares and to facilitate trading as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, a total of 61,264,786 shares of treasury stock was purchased by the Bank and controlled or majority-owned companies at an average price of €14.74 per share and resold at an average price of €14.85 per share as part of normal securities trading. The resulting gains are recognized as income. The purchases shares amounted to the equivalent of €184 million, or 11.4% of capital stock.

The highest number of shares of treasury stock held during the year, including shares earmarked for employees, was 883,585, equivalent to €3 million, or 0.2% of capital stock.

Within the scope of lending operations, the Bank and its controlled or majority-owned companies had, in accordance with Section 71e (1) 2 of the German Stock Corporation Act, received a total of 4,850,285 shares as collateral as of year-end. This represents an amount of €15 million, or 0.9% of capital stock.

Property, plant and equipment

Property, plant and equipment totaling €308 million (2002: €334 million) consists exclusively of furniture and office equipment.

Other assets

€ millions	2003	2002
Collection paper, such as checks, matured debentures, interest and dividend coupons	177	251
Premiums paid on options pending	4,822	4,194
Claims to dividends	468	738
Equalization item for revaluation of tied currency positions	740	189
Shares for resale	5	205
Purchase price receivables	5	43
Capital investments with life insurers	196	240
Claims to tax reimbursements	137	549

Prepaid expenses

€ millions	2003	2002
Discounts on funds borrowed	442	394
Premiums on amounts receivable	90	30

Analysis of non-current assets

€ millions	Acquisition/ production cost	Additions during fiscal year	Disposals during fiscal year
	1	2	3
Property, plant and equipment	889	118	182
Other	25	—	—
	Acquisition cost		
Participating interests	1,969		
Shares in affiliated companies[2]	11,159		
Investment securities	8,787		

[1] Use has been made of the possibility of combining amounts allowed by Section 34 (3), Regulation Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions

[2] Including the shares in Brau und Brunnen AG intended for resale taken over from Porta GmbH in 1996

[3] Including gains/losses on foreign-currency transactions

Assets assigned or pledged as security for own liabilities

Assets totaling €35,791 million were assigned or pledged as security for the following liabilities:

€ millions	2003	2002
Amounts owed to other banks	28,933	23,758
Amounts owed to other depositors	5,606	3,978
Provisions for pension fund and similar obligations	1,252	—

Examples of own liabilities for which the Bank provides collateral are special credit facilities granted by KfW and similar institutions, which the Bank has issued as loans in compliance with their conditions.

As a seller under repurchase agreements, the Bank entered into sale and repurchase transactions with a book value of €24,388 million. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities. They comprise mainly open-market transactions with Deutsche Bundesbank and international money market transactions.

In setting up a contractual trust arrangement (CTA), the Bank transferred collateral to the asset administrator to hedge pension obligations.

Other liabilities

€ millions	2003	2002
Offsetting item for swaps and tied currency positions	503	189
Premiums received on options pending	4,647	4,266
Accrued interest on participating certificates outstanding	27	33
Liabilities from allowances paid to and losses absorbed from subsidiaries	128	186
Liabilities arising from short securities positions	1,887	918
Obligations arising from debts assumed	582	396
Liabilities arising from spin-off of the Hypo Real Estate Group	458	—

Deferred income

Discounts on amounts receivable shown at nominal value totaled €475 million.

Reclassifications during fiscal year[3]	Write-ups during fiscal year	Depreciation/ amortization accumulated	Depreciation/ amortization during fiscal year	Net book value Dec. 31, 2003	Net book value Dec. 31, 2002
4	5	6	7	8	9
(6)	—	511	98	308	334
—	—	—	—	25	25

Changes +/–[1]	Net book value Dec. 31, 2003	Net book value Dec. 31, 2002
(767)	1,202	1,706
(1,653)	9,506	12,751
(2,163)	6,624	8,815

Provisions

Other provisions include the following items:

€ millions	2003	2002
Provisions for losses on guarantees and indemnities	381	334
Anticipated losses on pending transactions	488	528
Provisions for uncertain liabilities	543	510
of which: Bonus payments on savings plans	23	23
Anniversary bonus payments	75	75
Payments for early retirement, pre-retirement part-time working, etc.	65	67
Payments to employees	159	155
Restructuring provisions	135	259
Total other provisions	**1,547**	**1,631**

Subordinated liabilities

This item includes accrued interest of €191 million. The Bank incurred interest expenses of €490 million in 2003 in this respect.

The borrower cannot be obliged to make early repayment in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary creditors have been settled. For the purposes of a bank's liable funds as defined under banking supervisory regulations, subordinated liabilities are regarded as supplementary or tier III capital.

In 2003, no item exceeded 10% of total subordinated liabilities.

Participating certificates outstanding

As part of the spin-off of DIA Vermögensverwaltungs-GmbH, in which the commercial real estate business of HVB Group was pooled, participating certificates outstanding of €102 million were transferred to Hypo Real Estate Holding AG at a ratio of 4:1.

1997 bearer participating certificates, securities identification number 802180	Nominal value, restated, €millions
Total participating certificates subdivided into 800,000 at €511.29 (DM 1,000) each	409

According to the terms of the issue, the holders of participating certificates are entitled to annual interest payments of 6.75% of the nominal value; this entitlement enjoys priority of the entitlement of shareholders to dividend payments. The claims of holders of participating certificates will be reduced if such payments would result in a net loss for the year; the holders of the participating certificates are entitled to payment of any such reduction in subsequent years during the term of the participating certificates (cumulative entitlement). Redemption is at nominal value, subject to a participation in losses, on the day following the Annual General Meeting regarding fiscal 2007. Certificate holders participate in a net loss for the year through a proportionate decrease in the redemption amount to which they are entitled. Any such reductions are reversed out of net profits in subsequent years (up to the original nominal value). Since the Bank currently assumes that it will report profits in subsequent years giving rise to repayment at nominal value, the amount shown in the balance sheet has not been modified in 2003. Interest for fiscal 2003 will be paid on April 30, 2004. While the holders of participating certificates have creditors' rights, they are not entitled to a share of the proceeds on liquidation. For the Bank, the participating certificates are classified as shareholders' equity in the sense of Section 10(5), German Banking Act.

Analysis of shareholders' equity shown in the balance sheet

	€ millions	€ millions
Subscribed capital		
Balance at January 1, 2003	1,609	
Balance at December 31, 2003		1,609
Additional paid-in capital		
Balance at January 1, 2003	13,273	
Withdrawal for spin-off of the Hypo Real Estate Group	(844)	
Withdrawal to offset net loss	(3,303)	
Balance at December 31, 2003		9,126
Retained earnings		
Legal reserve		
Balance at January 1, 2003	56	
Withdrawal for spin-off of the Hypo Real Estate Group	(56)	
Balance at December 31, 2003		—
Other retained earnings		
Balance at January 1, 2003	2,812	
Withdrawal for spin-off of the Hypo Real Estate Group	(2,812)	
Balance at December 31, 2003		—
Profit available for distribution	—	
Balance at January 1, 2003	—	
Balance at December 31, 2003		—
Shareholders' equity at December 31, 2003		**10,735**

Authorized capital increase

Year authorized	Available until	Original amount € millions	Dec. 31, 2003 € millions
2001	May 22, 2006	780	780

Conditional capital

Year authorized	Available until	Original amount € millions	Dec. 31, 2003 € millions
2003	May 14, 2008	375	375

Holdings of Bayerische Hypo- und Vereinsbank AG stock in excess of 5 %

in %	2003	2002
Münchener Rückversicherungs-Gesellschaft AG	25.6	25.6
E.ON AG	—	6.5
AV-Z Kapitalgesellschaft mbH	5.1	5.1

Holdings pursuant to Section 285 No. 11, German Commercial Code

The complete lists of holdings is filed in the Commercial Register in Munich and can be called up on the Bank's website: www.hvbgroup.com/holdings

NOTES TO THE STATEMENT OF INCOME

The condensed statement of income is shown with the Management Report.

Services performed for third parties

The Bank performed significant services for third parties notably in portfolio and asset management, and in the brokerage of insurance, savings and loan contracts, and investment funds.

Breakdown of income by region

The following table shows a breakdown by region of
- interest receivable,
- current income from equity securities and other variable-yield securities, participating interests and shares in affiliated companies,
- income earned under profit-pooling and profit-and-loss transfer agreements,
- fees and commissions receivable,
- other operating income, and
- net profit on financial operations.

€ millions	2003	2002
Germany	12,676	15,395
Rest of Europe	1,230	1,879
Americas	525	822
Asia	355	607

Breakdown of other operating income and expenses

Other operating income and expenses includes the following, among other items:
- depreciation of other assets,
- additions to provisions other than provisions for lending and securities operations, and
- amounts for social facilities and personnel costs.

Other operating income also includes personnel costs and costs of materials passed on and income from the reversal of provisions other than provisions for lending and securities operations.

Extraordinary expenses

In conjunction with the spin-off of the Hypo Real Estate Group, the Bank undertook to assume net losses of Hypo Real Estate Bank AG up to a maximum amount of €590 million (thereof up to €460 million in 2003), provided such losses were caused by specific loan-loss provisions formed. Expenses totaling €460 million, which are shown under extraordinary expenses in the account form of the statement of income and under other income less other expenses in the condensed statement of income, accrued in 2003.

Taxes on income

The total for taxes on income relates to earnings from ordinary business. The amounts shown for taxes on income and other taxes have been adjusted by €4 million for tax expenses transferred to other Group companies.

Net loss

The large-scale revaluation measures gave rise to a net loss for the year of €3,303 million, which, compliant with Section 150 (4), German Stock Corporation Act, has been offset by a withdrawal from additional paid-in capital.

Contingent liabilities and other financial commitments

The following table shows the breakdown of contingent liabilities arising from guarantees and indemnity agreements totaling €24,279 million:

€ millions	2003	2002
Loan guarantees	5,878	6,764
Guarantees and indemnities	16,702	22,648
Documentary credits	1,699	1,969

Irrevocable lending commitments totaling €36,319 million break down as follows:

€ millions	2003	2002
Book credits	33,780	39,282
Mortgage and municipal loans	1,270	2,010
Guarantees	1,140	1,210
Bills of exchange	129	168

Other financial commitments arising from real estate and IT operations total 341 million each year. A large part of the total relates to contracts with subsidiaries. The contracts run for standard market periods and no charges have been put off to future years.

At the balance sheet date, the Bank had pledged securities worth €8,668 million as collateral for transactions with EUREX, Clearstream Banking Luxembourg, and Clearstream Banking AG Frankfurt am Main.

The Bank has declared its intent to offset, by means of income subsidies, any losses incurred by hotel operating companies in which it holds an indirect majority stake.

As part of real estate financing and development operations, the Bank assumes rental obligations or issues rental guarantees on a case-by-case basis to make fund constructions more marketable – in particular for lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Provisions have been created to cover identifiable risks arising from such guarantees. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment subsidiaries.

Commitments for uncalled payments on shares not fully paid up amounted to €463 million at year-end 2003, and similar obligations for shares in cooperatives totaled €1 million. Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of three companies for an aggregate of €16 million.

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital up to €45 million, and of €30 million with regard to CMP Fonds I GmbH at year-end 2003. In addition, under Article 5 (4) of the Articles of Incorporation, the Bank is jointly and severally liable for any defaults on such calls by members of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in two partnerships. Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of the banks in which the Bank has a majority interest. The Bank has made similar representations for its mortgage banking subsidiaries in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

Furthermore, in confirming and continuing the declaration of liability it has already provided for Hypo Real Estate Bank AG and Westfälische Hypothekenbank AG, with which the former has since merged, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of the merged company in accordance with Section 2 (2) of the by-laws of the Deposit Guarantee Fund. This declaration expires on December 31, 2005.

As part of the spin-off of the commercial real estate business to Hypo Real Estate Group, the Bank undertook to assume net losses up to a maximum amount of €590 million toward Hypo Real Estate Bank AG, provided such losses were caused by the formation of specific loan-loss provisions. The commitment exists (up to a maximum amount of €460 million) in 2003 and 2004. At the balance sheet date, a liability of €460 million had arisen from this undertaking.

Statement of responsibility

Bayerische Hypo- und Vereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of political risks.

1. Banks in Germany
DAB Bank AG, Munich[1]
Financial Markets Service Bank GmbH, Munich
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
2. Banks in other regions
Banco Inversión, S. A., Madrid
Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1]
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Singapore Limited, Singapore
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
3. Financial services institutions
HVB Finanziaria S.p.A., Milan
HVB Alternative Investment AG, Vienna
4. Financial companies
HVB Alternative Financial Products AG, Vienna
HVB Risk Management Products Inc., New York
5. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

[1] The company provides a Statement of Responsibility with the same workding for selected subsidiaries in its annual report

The Bank's commitment arising from the above Statement of Responsibility declines by the extent to which the Bank's shareholding decreases in the future with regard to such commitments of the relevant company that did not arise until after the Bank's shareholding decreased.

Bayerische Hypo- und Vereinsbank AG no longer provides a Statement of Responsibility for companies which left HVB Group during fiscal 2003 or an earlier fiscal year but for which a Statement of Responsibility had been provided in earlier annual reports. Liabilities of these companies arising after their departure from HVB Group are covered neither by the above Statement of Responsibility nor by Statements of Responsibility provided earlier.

Key capital ratios

Pursuant to Section 10 (2) of the German Banking Act, equity capital consists of liable funds and Tier III capital totaling €15,547 million.

The liable funds consist of core capital (Tier I) and supplementary capital (Tier II) totaling €14,698 million.

Staff

The average number of staff employed was as follows:

	2003	2002
Staff (excluding trainees)	18,638	20,570
of whom:		
full-time	14,962	16,664
part-time	3,676	3,906
Trainees	1,200	1,545

The staff's length of service was as follows:

in %	Women	Men	2003	2002
	(excluding trainees)		total	total
25 years or more	14.2	22.4	17.9	18.8
15 to 25 years	20.4	22.2	21.2	20.8
10 to 15 years	28.2	18.0	23.6	20.5
5 to 10 years	21.2	18.0	19.7	19.7
less than 5 years	16.0	19.4	17.6	20.2

Emoluments

€ millions	2003	2002
Members of the Board of Managing Directors	8	8
Members of the Supervisory Board	1	1
Members of the European Advisory Board	1	1
Former members of the Board of Managing Directors and their surviving dependants	17	14

At December 31, 2003, the Bank had pension provisions for former members of the Board of Managing Directors and their surviving dependants totaling von €100 million (2002: €92 million).

Loans to executive board members

The total amount of loans and advances made and liabilities assumed at the balance sheet date was as follows:

€ millions	2003	2002
Members of the Board of Managing Directors	9	11
Members of the Supervisory Board	2	2

Executive Boards

Supervisory Board

Dr. Albrecht Schmidt
Chairman since January 7, 2003

Herbert Betz
Deputy Chairman until May 14, 2003

Peter König
Deputy Chairman since May 14, 2003

Dr. Hans-Jürgen Schinzler
since March 3, 2003
Deputy Chairman since January 1, 2004

Kurt F. Viermetz
until December 31, 2003
Deputy Chairman until December 31, 2003

Dr. Manfred Bischoff

Heidi Dennl
until May 14, 2003

Volker Doppelfeld

Ernst Eigner
until May 14, 2003

Helmut Gropper
until January 31, 2003

Klaus Grünewald

Heinz-Georg Harbauer
until May 14, 2003

Anton Hofer

Max Dietrich Kley

Friedrich Koch
since May 14, 2003

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
since January 13, 2004

Herbert Munker
since May 14, 2003

Christoph Schmidt
until May 14, 2003

Dr. Siegfried Sellitsch

Professor Wilhelm Simson

Professor Hans-Werner Sinn

Maria-Magdalena Stadler
since May 14, 2003

Ursula Titze
since May 14, 2003

Jens-Uwe Wächter
since May 14, 2003

Helmut Wunder

Board of Managing Directors

Stephan Bub
until May 31, 2003

Dr. Stefan Jentzsch

Dr. Michael Kemmer
since June 1, 2003

Michael Mendel
since February 1, 2003

Dieter Rampl

Gerhard Randa

Dr. Paul Siebertz
until March 31, 2003

Dr. Wolfgang Sprissler

LIST OF EXECUTIVES AND OUTSIDE DIRECTORSHIPS*

Supervisory Board

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Albrecht Schmidt Former spokesman of the Board of Managing Directors of Bayerische Hypo- und Vereinsbank Aktiengesellschaft Chairman, since January 7, 2003	Hypo Real Estate Bank AG, Munich (chairman)[1], until September 30, 2003 Münchener Rückversicherungs-Gesellschaft AG, Munich Siemens AG, Berlin and Munich	Familie Julius Thyssen Beteiligungsgesellschaft mbH, Mülheim/Ruhr, since December 5, 2003 Bank Austria Creditanstalt AG, Vienna (chairman)[1], until March 17, 2003
Herbert Betz Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft Deputy Chairman, until May 14, 2003		BVV Versicherungsverein des Bankgewerbes a.G. (deputy chairman) HypoVereinsbank-BKK, Munich
Peter König Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft Deputy Chairman since May 14, 2003		
Dr. Hans-Jürgen Schinzler Former Chairman of the Board of Management of Münchener Rückversicherungs-Gesellschaft AG, *member of the* Supervisory Board of Münchener Rückversicherungs-Gesellschaft AG, since January 2, 2004 since March 3, 2003 Deputy Chairman since January 1, 2004	ERGO Versicherungsgruppe AG, Düsseldorf (chairman), until December 31, 2003 Deutsche Telekom AG, Bonn Metro AG, Düsseldorf Münchener Rückversicherungs-Gesellschaft AG, Munich, since January 2, 2004	Aventis S.A., Schiltigheim
Kurt F. Viermetz Former Vice Chairman of J. P. Morgan & Co. Incorporated, Deputy Chairman, until December 31, 2003	ERGO Versicherungsgruppe AG, Düsseldorf Hypo Real Estate Holding AG, Munich (chairman) Ruhrgas AG, Essen	Grosvenor Estate Holdings, London Federal Reserve Bank of New York (Member of the International Capital Advisory Committee) New York Stock Exchange (Chairman, International Capital Markets Committee)
Dr. Manfred Bischoff Chairman of the Board of EADS N.V.	DaimlerChrysler Luft- und Raumfahrt Holding AG, Munich (chairman)[1] DaimlerChrysler Aerospace AG, Ottobrunn (chairman)[1], until December 31, 2003 MTU Aero Engines GmbH, Munich (chairman)[1] FRAPORT AG, Frankfurt am Main Gerling Konzern Versicherungs-Beteiligungs-AG, Cologne J. M. Voith AG, Heidenheim	European Aeronautic Defence and Space Company EADS N.V., Amsterdam (Chairman of the Board) EADS Participations B.V., Amsterdam Lagardère Sociétés S.A., Paris Royal KPN N.V., Haaglanden
Heidi Dennl Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft until May 14, 2003		
Volker Doppelfeld Chairman of the Supervisory Board of BMW AG, former member of the Board of Management of BMW AG	BMW AG, Munich (chairman) D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich IWKA AG, Karlsruhe	Bizerba GmbH & Co. KG
Ernst Eigner Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft until May 14, 2003		

* As of January 31, 2004
[1] Group directorship

Supervisory Board

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Helmut Gropper Ministerialdirektor (retired) until January 31, 2003		Bayerische Eisenbahngesellschaft mbH, Munich, until January 31, 2003 Gesellschaft für den Staatsbediensteten-Wohnungsbau in Bayern mbH, Munich (chairman), until January 31, 2003 Siedlungswerk Nürnberg GmbH, Nuremberg (chairman), until January 31, 2003
Klaus Grünewald FB1 unit manager in the Bavarian division of Vereinte Dienstleistungsgewerkschaft e.V.	Fiducia IT AG, Karlsruhe	
Heinz-Georg Harbauer Chairman of the Board of Education of Vereinte Dienstleistungsgewerkschaft in Bayern e.V. until May 14, 2003	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich	
Anton Hofer Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Max Dietrich Kley Former Deputy Chairman of the Board of Executive Directors of BASF AG, member of the Supervisory Board of BASF AG	BASF AG, Ludwigshafen Infineon Technologies AG, Munich (chairman)	Cazenove Group Plc., London, UK Landesbank Rheinland-Pfalz, Mainz Schott Glas (Advisory Board), Mainz
Friedrich Koch Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft since May 14, 2003		
Hanns-Peter Kreuser Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Dr. Lothar Meyer CEO of ERGO Versicherungsgruppe AG	D.A.S. Deutscher Automobilschutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich (chairman)[1] DKV Deutsche Krankenversicherung AG, Cologne (chairman)[1] Hamburg-Mannheimer Sachversicherungs-AG, Hamburg (chairman)[1] Hamburg-Mannheimer Versicherungs-AG, Hamburg (chairman)[1] KarstadtQuelle Lebensversicherung AG, Fürth (chairman)[1] KarstadtQuelle Versicherung AG, Fürth[1] VICTORIA Krankenversicherung AG, Düsseldorf (chairman)[1] VICTORIA Lebensversicherung AG, Düsseldorf (chairman)[1] VICTORIA Versicherung AG, Düsseldorf (chairman)	

[1] Group directorship

Supervisory Board

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Herbert Munker Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft since May 14, 2003		
Dr. Diether Münich Attorney since January 13, 2004	HVB Immobilien AG, Munich Internationales Immobilien-Institut GmbH, Munich Tivoli Grundstücks-Aktiengesellschaft, Munich (chairman)	
Christoph Schmidt Employee, Vereins- und Westbank Aktiengesellschaft until May 14, 2003	Vereins- und Westbank Aktiengesellschaft, Hamburg[1]	
Dr. Siegfried Sellitsch Chairman of the Managing Board of Wiener Städtische Wechselseitige Versicherungsanstalt – Vermögensverwaltung, Vienna		Bank Winter & Co. Aktiengesellschaft, Vienna (chairman) Bene Gesellschaft mbH., Vienna Böhler-Uddeholm Aktiengesellschaft, Vienna Österreichische Unilever Gesellschaft mbH, Vienna UBM-Realitätenentwicklung AG, Vienna (chairman) Wüstenrot Wohnungswirtschaft registrierte Genossenschaft mbH, Salzburg Ringturm KAG, Vienna (chairman)[1]
Professor Wilhelm Simson Former Chairman of the Board of Management and Co-CEO of E.ON AG, member of the Supervisory Board of E.ON AG	Degussa AG, Düsseldorf E.ON AG, Düsseldorf Frankfurter Allgemeine Zeitung GmbH, Frankfurt am Main	Jungbunzlauer Holding AG, Chur
Professor Hans-Werner Sinn President of ifo Institute for Economic Research		
Maria-Magdalena Stadler Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft since May 14, 2003		
Ursula Titze Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft since May 14, 2003		
Jens-Uwe Wächter Employee, Vereins- und Westbank Aktiengesellschaft since May 14, 2003	Vereins- und Westbank Aktiengesellschaft, Hamburg (deputy chairman)[1]	
Helmut Wunder Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		HypoVereinsbank-BKK, Munich (chairman), until December 31, 2003

[1] Group directorship

Board of Managing Directors

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Stephan Bub until May 31, 2003		HVB Grand Central Re Ltd., Hamilton, Bermuda[1], until January 16, 2004
Dr. Stefan Jentzsch	DAB Bank AG, Munich (chairman)[1] Deutsche Börse AG, Frankfurt am Main HVB Informations-Verarbeitungs-GmbH, Munich[1] HVB Systems GmbH, Unterföhring[1] Infineon Technologies AG, Munich Vereins- und Westbank Aktiengesellschaft, Hamburg[1]	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1] Deutsches Museum, Munich HVB Alternative Financial Products AG, Vienna[1] HVB Alternative Investment AG, Vienna (chairman)[1] HVB Wealth Management Holding GmbH, Munich[1]
Dr. Michael Kemmer since June 1, 2003	HVB Immobilien AG, Munich[1] SchmidtBank GmbH & Co. KGaA, Hof	HVB Grand Central Re Ltd., Hamilton, Bermuda[1], since January 17, 2004
Michael Mendel since February 1, 2003	Aveco Holding AG, Frankfurt am Main ERWO Holding AG, Nuremberg, until December 31, 2003 German Incubator GI Ventures AG, Munich Kennametal Hertel AG, Fürth Rhön-Klinikum AG, Bad Neustadt/Saale Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich (chairman)[1]	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1] HVB Banque Luxembourg Société Anonyme, Luxembourg[1] HVB Beteiligungs-GmbH & Co. Verwaltungs KG, Munich[1] HVB Wealth Management Holding GmbH, Munich (chairman)[1] MAHAG – Münchener Automobil-Handel Haberl GmbH & Co. KG, Munich
Dieter Rampl	Bavaria Film GmbH, Munich Bayerische Börse AG, Munich (chairman) Bode Grabner Beye AG & Co. KG, Grünwald[1] Brau und Brunnen Aktiengesellschaft, Berlin and Dortmund (chairman)[1] FC Bayern München AG, Munich Koenig & Bauer AG, Würzburg Vereins- und Westbank Aktiengesellschaft, Hamburg (chairman)[1], until March 3, 2004	Bavaria Filmkunst GmbH, Munich
Gerhard Randa	HVB Immobilien AG, Munich (chairman)[1] HVB Informations-Verarbeitungs-GmbH, Munich (chairman)[1] HVB Systems GmbH, Unterföhring (chairman)[1]	Austrian Airlines Österr. Luftverkehrs AG, Vienna Bank Austria Creditanstalt Aktiengesellschaft, Vienna (chairman)[1] Bank Przemyslowo-Handlowy PBK S.A., Cracow[1] HVB Wealth Management Holding GmbH, Munich[1] Magna International Inc., Toronto Oesterreichische Kontrollbank Aktiengesellschaft, Vienna (chairman)
Dr. Paul Siebertz until March 31, 2003	Bayerische Immobilien AG, Munich	
Dr. Wolfgang Sprissler	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich HVB Systems GmbH, Unterföhring[1] Thyssen-Krupp Materials AG, Düsseldorf	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1] BVV Versicherungsverein des Bankgewerbes a. G., Berlin Delmora Bank GmbH, Frankfurt am Main (chairman) Dr. Robert Pfleger Chemische Fabrik GmbH, Bamberg HVB Banque Luxembourg Société Anonyme, Luxembourg (chairman)[1] Liquiditäts-Konsortialbank GmbH, Frankfurt am Main

[1] Group directorship

List of employees and outside directorships

	Positions on statutory supervisory boards of other companies
Dr. Wolfgang Bassermann	Dermapharm AG, Grünwald Michael Huber München (MHM) Holding GmbH, Kirchheim Rathgeber AG, Munich
Hans-Frieder Bauer	SpaceNet AG, Munich
Daniel Becker	KoCosS Messtechnik AG, Korbach
Günther Berger	Activest Investmentgesellschaft mbH, Munich[1] Gildemeister AG, Bielefeld PlanetHome AG, Munich[1]
Markus Beumer	Internationales Immobilien-Institut GmbH, Munich[1]
Dr. Andreas Bohn	HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, Munich[1]
Jürgen Cancik	HVB Immobilien AG, Munich[1] Internationales Immobilien-Institut GmbH, Munich (chairman)[1]
Carsten Eckert	Chemie Pensionsfonds AG, Munich[1] HVB Pensionsfonds AG, Munich[1]
Dr. Peter Ermann until December 31, 2003	Bankhaus BethmannMaffei OHG, Munich (chairman)[1]
Gunter Ernst	Brau und Brunnen Aktiengesellschaft, Berlin and Dortmund[1] DAB Bank AG, Munich[1] Dyckerhoff AG, Wiesbaden Gütermann AG, Gutach HVB-Offene Unternehmensbeteiligungs Aktiengesellschaft, Munich[1] Schwäbische Bank AG, Stuttgart Westfalenbank AG, Bochum
Matthias Glückert	Oechsler AG
Wolfgang Haller	Financial Markets Service Bank GmbH, Munich (chairman)[1] HVB Immobilien AG, Munich[1] HVB Informations-Verarbeitungs-GmbH, Munich[1] HVB Systems GmbH, Unterföhring[1]
Kai-Uwe Henkel	RENERCO Renewable Energy Concepts Aktiengesellschaft
Klaus Holzmann	Yorma's AG, Deggendorf
Werner Kaindl	SAW AG, Munich

[1] Group directorship

List of employees and outside directorships

	Positions on statutory supervisory boards of *other companies*
Günter Kaupitz	Leipziger Stadtbau AG, Leipzig
Dr. Rainer Krütten	Activest Investmentgesellschaft mbH, Munich[1] Bankhaus BethmannMaffei OHG, Munich[1] Internationales Immobilien-Institut, Munich[1]
Heinz Laber	HVB Pensionsfonds AG, Munich[1]
Andreas Mach	Odeon Film AG, Grünwald
Jens-Peter Neumann	INDEXCHANGE Investment AG, Unterföhring (chairman)[1]
Wilhelm Niehoff	TC TrustCenter AG, Hamburg
Dr. Burkhard Pauluhn	HVB Informations-Verarbeitungs-GmbH, Munich[1]
Josef Paulus	BUL Bergbausanierung und Landschaftsgestaltung Sachsen GmbH, Sabrodt
Dr. Guido Schacht	AVAG Holding AG, Augsburg
Dr. Michael Schiwietz	stb software technologie beratung AG
Dr. Stefan Schmittmann until January 9, 2003	Schaltbau Holding AG, Munich
Christopher Schütz	Financial Markets Service Bank GmbH, Munich[1]
Ronald Seilheimer	Chemie Pensionsfonds AG, Munich[1] HVB Pensionsfonds AG, Munich (chairman)[1] HVB Offene Unternehmensbeteiligungs-Aktiengesellschaft, Munich (chairman)[1]
Raymond Trotz	Aufbaugesellschaft Bayern GmbH, Munich[1] Internationales Immobilien-Institut GmbH, Munich[1]
Armin Voggel	Aktienbrauerei Kaufbeuren AG, Kaufbeuren (chairman)[1]
Peter Wallner	Matino AG, Berlin
Christoph Wetzel	Financial Markets Service Bank GmbH, Munich[1] HVB Informations-Verarbeitungs-GmbH, Munich[1] TC TrustCenter AG, Hamburg
Andreas Wölfer	Activest Investmentgesellschaft mbH, Munich (chairman)[1] Bankhaus BethmannMaffei OHG, Munich[1] DAB Bank AG, Munich[1] INDEXCHANGE Investment AG, Unterföhring[1] Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich[1]
Günter Zehner	Bayern Treuhand Obermeier & Kilger AG, Munich (chairman)

[1] Group directorship

Coverage

€ millions	2003	2002
A. Mortgage bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks		
Mortgage loans	5	6
2. Loans and advances to customers		
Mortgage loans	56,295	57,145
3. Property, plant and equipment (land charges on land owned)	—	—
4. Equalization claims on government authorities	—	—
5. Other assets	—	—
Other eligible cover		
1. Other lending to banks	—	420
2. Debt securities and other fixed-income securities	511	2,255
3. Equalization claims on government authorities	—	—
Subtotal	**56,811**	**59,826**
Total mortgage bonds requiring cover	55,416	58,562
Excess coverage	**1,395**	**1,264**
B. Public-sector bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks	585	683
Mortgage loans	—	—
Municipal loans	585	683
2. Loans and advances to customers	10,948	12,870
Mortgage loans	167	219
Municipal loans	10,781	12,651
3. Other standard coverage	6,997	6,710
Other eligible cover		
Other lending to banks	—	—
Subtotal	**18,530**	**20,263**
Total public-sector bonds requiring cover	15,507	18,025
Excess coverage	**3,023**	**2,238**

Mortgage loans

	Number of mortgaged properties	2003 € millions	2002 € millions
1. Classification of mortgage loans used as cover for bonds			
a) By size			
up to €50,000	151,437	4,864	5,043
€50,000 to €500,000	270,396	28,871	30,776
over €500,000	10,045	22,565	21,333
	431,878	**56,300**	**57,152**
b) By geographical location			
Baden-Wuerttemberg	40,418	4,360	4,486
Bavaria	151,243	20,613	20,814
Berlin	15,771	3,301	3,190
Brandenburg	17,359	2,247	2,219
Bremen	1,123	179	181
Hamburg	5,505	1,223	1,267
Hesse	22,312	4,190	4,266
Lower Saxony	16,758	1,821	1,849
Mecklenburg-Western Pomerania	7,300	830	812
North Rhine-Westphalia	43,843	5,568	5,900
Rhineland-Palatinate	16,681	1,760	1,814
Saarland	5,416	501	518
Saxony	39,519	4,448	4,493
Saxony-Anhalt	14,921	1,609	1,649
Schleswig-Holstein	16,754	1,685	1,612
Thuringia	16,922	1,943	2,055
	431,845	**56,278**	**57,125**
Austria	8	2	2
France/Monaco	12	9	9
Luxembourg	1	4	9
Netherlands	2	4	7
Spain	10	3	—
	33	**22**	**27**
	431,878	**56,300**	**57,152**
c) By type of mortgaged property			
Commercial property		13,673	14,433
Residential property		39,903	39,890
Undeveloped real estate		137	145
Buildings under construction (non-productive)		2,538	2,634
Agricultural property		49	50
		56,300	**57,152**
2. Repayments			
Scheduled repayments		2,681	2,664
Non-scheduled repayments		4,210	3,362
Repayments on expiry of fixed-interest period		3,939	2,385
		10,830	**8,411**

	Number of proceedings	Commercial property	of which: Residential property
3. Foreclosures and sequestrations			
a) Pending at December 31, 2003			
Foreclosure proceedings	5,525	387	5,138
Sequestration proceedings	210	33	177
Foreclosure and sequestration proceedings	3,519	443	3,076
	9,254	**863**	**8,391**
(comparable figures for 2002	9,574	789	8,785)
b) Foreclosures finalized in 2003	3,288	187	3,101
(comparable figures for 2002	1,672	82	1,590)
4. Land takeovers in settlement of loans			
Land takeovers in 2003			
to avoid losses on mortgage loans	—	—	—
(comparable figures for 2002	5	—	5)

Interest in arrears

Interest in arrears on mortgages due between October 1, 2002 and September 30, 2003 totaled €125 million, and a provision for such was created to the extent required. Arrears break down as follows:

€ millions	2003	2002
Commercial property	30	30
Residential property	95	92

The present annual financial statements were prepared on March 2, 2004.

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

THE BOARD OF MANAGING DIRECTORS

Jentzsch Kemmer Mendel Rampl Randa Sprissler

Independent Auditor's Report

We have audited the annual financial statements, together with the bookkeeping system, and the financial review and risk report of the Company Bayerische Hypo- und Vereinsbank AG, Munich, for the business year from January 1, to December 31, 2003. The maintenance of the books and records and the preparation of the annual financial statements and financial review and risk report in accordance with German commercial law and supplementary provisions in the articles of incorporation agreement are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the financial review and risk report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with principles of proper accounting and in the financial review and risk report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the financial review and risk report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and financial review and risk report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with principles of proper accounting. On the whole the financial review and risk report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Munich, March 5, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Wiedmann	Pastor
Wirtschaftsprüfer	Wirtschaftsprüfer

Important dates 2004

Preliminary annual results	February 26, 2004
Publication of the 2003 annual results	March 11, 2004
Annual General Meeting of Shareholders	April 29, 2004
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	April 29, 2004
Second-quarter earnings	August 5, 2004
Third-quarter earnings	November 4, 2004

Important dates 2005

Preliminary annual results	February 24, 2005
Annual press conference	March 17, 2005
Annual analyst conference	March 17, 2005
Annual General Meeting of Shareholders	May 12, 2005
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 12, 2005
Second-quarter earnings	July 28, 2005
Third-quarter earnings	October 27, 2005

Contacts

Should you have any questions about the annual report, please contact Group Investor Relations by calling +49 (0)89 378-2 52 76, faxing +49 (0)89 378-2 40 83, or e-mailing ir@hvbgroup.com

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Internet

You can call up user-friendly, interactive versions of our annual and interim reports, including search and other functions, on our website:
www.hvbgroup.com/annualreport
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Shareholder publications

Annual Report (English/German)

Interim reports (English/German) for *the first, second, and third quarters*

Sustainability Report (revised edition available from late summer 2004)

You can obtain .pdf files of all reports on our website:
www.hvbgroup.com/annualreport
www.hvbgroup.com/interimreport
www.hvbgroup.com/sustainabilityreport

Annual Report Lexicon (available in German only)

Ordering

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calling +49 (0)89 89 50 60 75, or
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Published by

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

Print deadline: March 10, 2004
Publication date: March 29, 2004

DISCLAIMER
The German abbreviation TEUR has no equivalent in the English language, except when used in a heading in a table, when it is equivalent to EUR x 1,000.
For example, the German TEUR 6.171 is a rounded figure. It is nevertheless translated into English as EUR 6,171,000.

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Printed in Germany

82-3777

GESCHÄFTSBERICHT 2003

Anteilsbesitz

HVB Group

c

INHALT

ANTEILSBESITZ

Gemäß § 313 Abs. 2 HGB zum Konzernabschluss sowie gemäß § 285 Nr. 11 und 11a HGB zum Jahresabschluss der AG

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
1 Verbundene Unternehmen					
1.1 In den Konzernabschluss einbezogen					
1.1.1 Kreditinstitute					
1.1.1.1 Inländische Kreditinstitute					
Activest Investmentgesellschaft mbH, München	100,0	100,0	EUR	19 757	[1]
Bankhaus BethmannMaffei OHG, München[5]	100,0		EUR	46 830	−2 576
Bankhaus Neelmeyer AG, Bremen	100,0	100,0	EUR	40 400	[1]
DAB Bank AG, München	76,3		EUR	117 114	13 230
Financial Markets Service Bank GmbH, München	100,0		EUR	10 226	[2,1]
INDEXCHANGE Investment AG, München	100,0		EUR	17 663	4 553
Internationales Immobilien-Institut GmbH, München	94,0		EUR	9 909	1 715
Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg	100,0	100,0	EUR	21 468	7 065
Vereins- und Westbank Aktiengesellschaft, Hamburg	76,5		EUR	970 522	67 892
Vereinsbank Victoria Bauspar Aktiengesellschaft, München	70,0	10,0	EUR	62 460	−1 008
1.1.1.2 Ausländische Kreditinstitute					
Activest Investmentgesellschaft Luxembourg S. A., Luxemburg	100,0	100,0	EUR	10 478	4 632
Asset Management GmbH, Wien	100,0	100,0	EUR	7 501	[1]
Bank Austria Cayman Islands Ltd., Georgetown	100,0	100,0	USD	308 952	41 044
Bank Austria Creditanstalt Aktiengesellschaft, Wien	77,5		EUR	6 162 220	243 494

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana	<100,0	<100,0	SIT	15 515 332	1 511 260
Bank Austria Creditanstalt ImmoTrust GmbH, Wien	95,0	95,0	EUR	119 399	1
Bank Austria Creditanstalt Wohnbaubank AG, Wien	100,0	100,0	EUR	27 439	1
Bank Przemyslowo-Handlowy PBK S. A., Krakau	71,0	71,0	EUR	1 128 077	80 625
Bankprivat AG, Wien	100,0	100,0	EUR	11 764	1
Capital Invest die Kapitalanlagegesellschaft der					
Bank Austria/Creditanstalt Gruppe GmbH, Wien	100,0	100,0	EUR	6 406	1
Commercial Bank Biochim AD, Sofia	99,8	99,8	EUR	69 718	8 295
direktanlage.at AG, Salzburg	100,0	100,0	EUR	15 704	617
Górnoslaski Bank Gospodarczy – Spólka Akcyjna, Katowice	71,2	71,2	PLN	234 694	35 586
HVB Bank Czech Republic a.s., Prag	100,0	100,0	EUR	378 937	41 472
HVB Bank Hungary Rt., Budapest	100,0	100,0	HUF	77 828 378	10 935 551
HVB Bank Romania S. A., Bukarest	100,0	100,0	ROL	1 359 466 378	479 415 013
HVB Bank Slovakia a.s., Bratislava	100,0	100,0	SKK	6 360 653	613 326
HVB Banque Luxembourg Société Anonyme, Luxemburg	100,0	5,8	EUR	1 004 060	113 560
HypoVereinsbank Bank Hipoteczny S. A., Warschau	100,0	100,0	PLN	167 386	1 801
Schoellerbank Aktiengesellschaft, Wien	100,0	100,0	EUR	110 010	8 567
Splitska Banka d.d., Split	99,7	99,7	EUR	187 027	23 185
Visa-Service Kreditkarten Aktiengesellschaft, Wien	50,1	50,1	EUR	24 868	1
1.1.2 Sonstige konsolidierte Unternehmen					
BA-CA Betriebsobjekte AG, Wien	100,0	100,0	EUR	122 829	1
BACA Export Finance Limited, London	100,0	100,0	EUR	181 379	2 877
Bank Austria Creditanstalt American Corporation Greenwich,					
Wilmington	100,0	100,0	USD	69 235	114
Bank Austria Creditanstalt Corporate Finance, Inc., Wilmington	100,0	100,0	USD	−110 716	−17 637
Bank Austria Creditanstalt Leasing GmbH, Wien	<100,0	<100,0	EUR	273 417	5 147
Teilkonzern mit Tochterunternehmen:					
»BA Creditanstalt Leasing Alpha« d.o.o., Belgrad	100,0	100,0			
»BA-Creditanstalt Leasing Angla« Sp.z.o.o., Warschau	100,0	100,0			
»BA-Creditanstalt Leasing Delta« Sp.z.o.o., Warschau	100,0	100,0			
»BA-Creditanstalt Leasing Ecos« Sp.z.o.o., Warschau	100,0	100,0			
»BA-Creditanstalt Leasing Polus« Sp.z.o.o., Warschau	100,0	100,0			
»Biochim Leasing Bulgaria« OOD, Sofia	80,0	80,0			
»BUSINESS ZENTRUM ZAR« EOOD, Sofia	100,0	100,0			
»Geiereckstrasse« Grundstücksverwaltungsgesellschaft					
m.b.H., Wien	55,0	55,0			
»HypoVereins Immobilien« EOOD, Sofia	100,0	100,0			
»IPO-Leasing Polska« Sp.z.o.o., Warschau	100,0	100,0			
»Kage« Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	100,0	100,0			
»Mistral Real« Spol.z.o.o., Warschau	100,0	100,0			
»MLADOST ALFA« EOOD, Sofia	100,0	100,0			
»Passat Real« Sp.z.o.o., Warschau	100,0	100,0			
»Real Estate Management Poland« Sp.z.o.o., Warschau	100,0	100,0			
ALINT 458 Grundstücksverwaltung Gesellschaft					
m.b.H. & Co. Geschäftshaus Wuppertal KG, Bad Homburg	99,0	99,0			
ALINT 458 Grundstückverwaltung Gesellschaft m.b.H.,					
Bad Homburg	100,0	100,0			
Allegro Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
ALLIB Leasing d.o.o. za leasing, Zagreb	100,0	100,0			
Allib Leasing s.r.o., Prag	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
ALLIB Romania s.r.l., Bukarest	100,0	100,0			
ALMS Leasing GmbH, Salzburg	95,0	95,0			
ALV Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
ANI Leasing s.r.l., Bukarest	100,0	100,0			
Antares Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Arany Pénzügyi Lizing Rt., Budapest	100,0	100,0			
Arno Grundstücksverwaltungs Gesellschaft m.b.H., Wien	100,0	100,0			
Augarten – Hotel – Errichtungsgesellschaft m.b.H., Wien	99,8	99,8			
Austria Finanza S.p.A., Bozen/Treviso	100,0	100,0			
Austria Leasing GmbH, Wien	100,0	100,0			
Austrolease S.p.A., Bozen	100,0	100,0			
Autogyör Liegenschaftsnutzung Kft., Budapest	100,0	100,0			
BA-CA Ingatlanlizing Szolgáltató Részvénytársaság (BA-CA Immobilien Leasing Dienstleistungs AG), Budapest	100,0	100,0			
BA CA Leasing (Deutschland) GmbH, Bad Homburg	94,9	94,9			
BA CA Leasing (Germany) GmbH, Bad Homburg	100,0	100,0			
BA Creditanstalt Bulus EOOD, Sofia	100,0	100,0			
BA Eurolease Beteiligungsgesellschaft m.b.H., Wien	100,0	100,0			
BA/CA-Leasing Beteiligungen GmbH, Wien	100,0	100,0			
BA/CA-Leasing Finanzierung GmbH, Wien	100,0	100,0			
BACA Baucis Leasing GmbH, Wien	99,8	99,8			
BACA Cheops Leasing GmbH, Wien	100,0	100,0			
BA-CA Export Leasing GmbH, Wien	100,0	100,0			
BACA Fuhrparkmanagement s.r.o., Bratislava	100,0	100,0			
BACA KommunalLeasing GmbH, Wien	100,0	100,0			
BACA Leasing Alfa s.r.o., Prag	100,0	100,0			
BACA Leasing Beta s.r.o., Prag	100,0	100,0			
BACA Leasing Carmen GmbH, Wien	99,8	99,8			
BACA Leasing Gamma s.r.o., Prag	100,0	100,0			
BA-CA Leasing MAR Immobilien Leasing GmbH, Wien	99,8	99,8			
BA-CA LEASING MODERATO d.o.o., Ljubljana	100,0	100,0			
BA-CA Leasing Polo, leasing d.o.o., Ljubljana	100,0	100,0			
BA-CA Leasing Versicherungsservice GmbH, Wien	100,0	100,0			
BA-CA Leasing Versicherungsservice GmbH & Co. KG, Wien	100,0	100,0			
BACA Minerva Leasing GmbH, Wien	100,0	100,0			
BACA Mobilien und LKW Leasing GmbH, Wien	100,0	100,0			
BA-CA Polaris Leasing GmbH, Wien	99,8	99,8			
BACA Real Estate s.r.l., Bukarest	100,0	100,0			
BACA Romus s.r.l., Bukarest	100,0	100,0			
BA-CA Zega Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
BACA-Leasing Aquila Kft, Budapest	100,0	100,0			
BACA-Leasing Gemini Ingatlanhasznosító Kft, Budapest	100,0	100,0			
BACA-Leasing Herkules Ingatlanhasznosító Korlatólt Felelösségü Társaság, Budapest	100,0	100,0			
BACA-Leasing Lupus Ingatlanhasznosító Kft, Budapest	100,0	100,0			
BACA-Leasing Midas Ingatlanhasznosító Korlatólt Felelösségü Társaság, Budapest	100,0	100,0			
BACA-Leasing Nero Ingatlanhasznosító Korlatólt Felelösségü Társaság, Budapest	100,0	100,0			
BACA-Leasing Omikron Ingatlanhasznosító Kft., Budapest	100,0	100,0			
BACA-Leasing Ursus Ingatlanhasznosító Kft., Budapest	100,0	100,0			
BAL Carina Immobilien Leasing GmbH, Wien	99,8	99,8			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
	insgesamt §16 Abs. 4 AktG	davon mittelbar			
BAL Demeter Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Helios Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Hestia Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Horus Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Hypnos Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Leto Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Midas Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Osiris Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
BAL Pan Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Selene Immobilien Leasing GmbH, Wien	99,8	99,8			
BAL Sobek Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Creditanstalt KFZ Leasing GmbH, Wien	100,0	100,0			
Bank Austria Creditanstalt Leasing Bauträger GmbH, Wien	99,8	99,8			
Bank Austria Creditanstalt Leasing Immobilienanlagen GmbH, Wien	99,3	99,3			
Bank Austria Creditanstalt Leasing, leasing, d.o.o., Ljubljana	100,0	100,0			
Bank Austria Creditanstalt Mobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Hungaria Beta Leasing Kft., Budapest	100,0	100,0			
Bank Austria Leasing Argo Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Leasing Aton Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Bank Austria Leasing Hera Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank Austria Leasing Ikarus Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Bank Austria Leasing Medea Immobilien Leasing GmbH, Wien	99,8	99,8			
Bank-Austria Creditanstalt Leasing Crolus d.o.o. za Leasing, Zagreb	100,0	100,0			
Baulandentwicklung Gdst 1628/8 GmbH & Co OEG, Wien	100,0	100,0			
Beteiligungsverwaltungsgesellschaft der Bank Austria Creditanstalt Leasing GmbH, Wien	100,0	100,0			
Border Leasing Grundstücksverwaltungs-gesellschaft m.b.H., Wien	100,0	100,0			
Brewo Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Bumarx-Büro- und Kraftfahrzeugs-Vermietungsgesellschaft m.b.H., Wien	99,8	99,8			
Business City Management GmbH, Budapest	100,0	100,0			
CAC Leasing a.s., Prag	100,0	100,0			
CAC Leasing Slovakia a.s., Bratislava	100,0	100,0			
CAIL-Ingatlan Kft., Budapest	100,0	100,0			
CA-Leasing Alpha Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Beta 2 Ingatlanhasznosító Korlatolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Delta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Epsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Euro s.r.o., Prag	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
CA-Leasing High Tech Management GmbH, Wien	100,0	100,0			
CA-Leasing Iota Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Kappa Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Lamda Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Omega Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Ovus s.r.o., Prag	100,0	100,0			
CA-Leasing Praha s.r.o., Prag	100,0	100,0			
CA-Leasing Senioren Park GmbH, Wien	74,8	74,8			
CA-Leasing Terra poslovanje z nepremicninami d.o.o., Ljubljana	100,0	100,0			
CA-Leasing Ypsilon Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CA-Leasing Zeta Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
CALG 307 Mobilien Leasing GmbH, Wien	99,8	99,8			
CALG 434 Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG 443 Grundstückverwaltung GmbH, Wien	100,0	100,0			
CALG 451 Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Alpha Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Anlagen Leasing GmbH, Wien	99,8	99,8			
CALG Anlagen Leasing GmbH & Co Grundstückvermietung und -verwaltung KG, München	99,9	99,9			
CALG Anlagen Leasing GmbH & Co. OEG, Wien	100,0	100,0			
CALG Delta Grundstückverwaltung GmbH, Wien	100,0	100,0			
CALG Gamma Grundstückverwaltung GmbH, Wien	100,0	100,0			
CALG Grundstückverwaltung GmbH, Wien	99,8	99,8			
CALG Grundstückverwaltung Gründung 1982 GmbH, Wien	99,8	99,8			
CALG Hotelgrundstückverwaltung Gründung 1986 GmbH, Wien	100,0	100,0			
CALG Immobilien Leasing GmbH, Wien	99,8	99,8			
CALG Immobilien Leasing GmbH & Co. Grundstücksvermietung und -verwaltung KG, Frankfurt/Main	100,0	100,0			
CALG Minal Grundstückverwaltung GmbH, Wien	99,6	99,6			
CALG Sigma Grundstückverwaltung GmbH, Wien	99,8	99,8			
CAL-Papier Liegenschaftsnutzung Kft., Budapest	100,0	100,0			
centra bau Verwertungsgesellschaft m.b.H. & Co. OEG, Wien	100,0	100,0			
Charade Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Chefren Leasing GmbH, Wien	100,0	100,0			
Civitas Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Communa-Leasing Grundstücksverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
Contra Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
Cristal Palace Real Estate, s.r.o., Prag	95,0	95,0			
Cukor Liegenschaftsnutzung Kft., Budapest	100,0	100,0			
DEBO Leasing s.r.l., Bukarest	100,0	100,0			
DLV Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
DUODEC Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
Eggenberg Leasing-Gesellschaft m.b.H., Wien	100,0	100,0			
Ehrenhöfler Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Amun Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Anubis Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Isis Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Marduk Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Ra Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Eurolease Ramses Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Expanda Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Fides Immobilien Treuhand Gesellschaft m.b.H., Wien	100,0	100,0			
FM Grundstücksverwaltungs GmbH & Co. KG, München	94,9	94,9			
FMZ Sigma Projektentwicklungs GmbH, Wien	100,0	100,0			
Folia Leasing Gesellschaft m.b.H., Wien	75,0	75,0			
Forge Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Fugato Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
G.N.E. Global Grundstücksverwertung Gesellschaft m.b.H., Wien	99,8	99,8			
GALA Grundstücksverwaltung Gesellschaft m.b.H., Wien	99,8	99,8			
GBS Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,0	99,0			
Gebäudeleasing Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,8	99,8			
Gemeindeleasing Grundstückverwaltung Gesellschaft m.b.H., Wien	99,8	99,8			
Gömez Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Graba Grundstücksverwaltungs Gesellschaft m.b.H., Wien	100,0	100,0			
Grundstücksverwaltungsgesellschaft m.b.H. & Co.KG, Dornbirn	100,0	100,0			
Handelszentrum Buda Kft. (Buda Kereskedelmi Központ Kft.), Budapest	100,0	100,0			
Haspe Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Hellas Leasing- und Beteiligungs GmbH, Bad Homburg	100,0	100,0			
Herku Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Hoka Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
Honeu Leasing Gesellschaft m.b.H., Wien	75,0	75,0			
Hotel Heiligenblut Betriebs GmbH NfG. KG, Wien	100,0	100,0			
HVB Leasing Croatia d.o.o., Zagreb	100,0	100,0			
HVB Leasing Czech Republic s.r.o., Prag	100,0	100,0			
HVB Leasing Hungary Kereskedlmi Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB Leasing Hungary Pénzügyi Szolgáltató Rt., Budapest	100,0	100,0			
HVB Leasing Imobiliar s.r.l., Bukarest	100,0	100,0			
HVB Leasing Insurance Broker s.r.l., Bukarest	99,8	99,8			
HVB Leasing Max Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB Leasing Real Estate Bratislava s.r.o., Bratislava	100,0	100,0			
HVB Leasing Slovakia s.r.o., Bratislava	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
HVB-Leasing Aida Ingatlanhasznositó Kft, Budapest	100,0	100,0			
HVB-Leasing Allegro Ingatlanhasznositó Kartátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Atlantis Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Fidelio Ingatlanhasznositó Kft, Budapest	100,0	100,0			
HVB-Leasing Forte Ingatlanhasznositó Kartátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Hermes Ingatlanhasznositó Kft, Budapest	100,0	100,0			
HVB-Leasing Maestoso Ingatlanhasznositó Kartátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Othello Ingatlanhasznositó Kft, Budapest	100,0	100,0			
HVB-Leasing Rocca Ingatlanhasznositó Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
HVB-Leasing Romania s.r.l., Bukarest	100,0	100,0			
Immo Nova Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Immobilienleasing Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Inprox Chomutov, s.r.o., Prag	100,0	100,0			
Inprox Karlovy Vary s.r.o., Prag	100,0	100,0			
INPROX Kladno, s.r.o., Prag	100,0	100,0			
INPROX SR I., spol. s.r.o., Bratislava	100,0	100,0			
Intro Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
Jausern-Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
KADMOS Immobilien Leasing GmbH, Wien	99,8	99,8			
Kunsthaus Leasing GmbH, Wien	100,0	100,0			
Kutra Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	100,0	100,0			
Lagermax Leasing GmbH, Salzburg	99,8	99,8			
Lagev Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Largo Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
LEASFINANZ Aktiengesellschaft, Wien	90,0	90,0			
LEASFINANZ Mobilienvermietung GmbH, Wien	100,0	100,0			
Legato Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Lelev Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Ligo Grundstücksverwaltungs Gesellschaft m.b.H., Wien	99,8	99,8			
LINO Hotel-Leasing GmbH, Wien	99,8	99,8			
Lipark Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Liva Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
M.A.V.7., Bank Austria Leasing Bauträger GmbH & Co. OHG, Wien	98,0	98,0			
Martianez Comercial S.A., Puerto de la Cruz	100,0	100,0			
MBC Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Menuett Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	100,0	100,0			
MID Garagen GmbH, Wien	99,8	99,8			
MIK Ingatlankezelö Kft., Budapest	100,0	100,0			
MM Omega Projektentwicklungs GmbH, Wien	100,0	100,0			
Mögra Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Nage Lokalvermietungsgesellschaft m.b.H., Wien	99,8	99,8			
Nata Immobilien-Leasing Gesellschaft m.b.H., Wien	57,5	57,5			
NÖ. Hypo Leasing Astricta Grundstückvermietungs Gesellschaft m.b.H., Wien	95,0	95,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
OCDEC Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Oct Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
OLG – Mobilien- und Anlagenleasing Gesellschaft m.b.H., Wien	100,0	100,0			
OLG 92 – Mobilien- und Anlagenleasing GmbH, Wien	100,0	100,0			
OLG Handels- und Beteiligungsverwaltungs-gesellschaft m.b.H., Wien	100,0	100,0			
OLG Industriegüter Leasing GmbH & Co.KG, Wien	86,1	86,1			
Otto Böck Ingatlanforgalmazási Kft., Budapest	100,0	100,0			
Panenska Invest Spol.s.r.o., Bratislava	100,0	100,0			
Parzhof-Errichtungs- und Verwertungs-gesellschaft m.b.H., Wien	99,8	99,8			
PAZONYI'98 Ingatlanhasznosító Korlátolt Felelösségü Társaság, Budapest	100,0	100,0			
PELOPS Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
Piana Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
PIO Liegenschaftsverwertung GmbH, Wien	99,8	99,8			
Posato Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Prelude Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	<100,0	<100,0			
Prim Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Projekt-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
QUADEC Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Quart Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
QUINDEC Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Quint Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Real-Lease Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Real-Rent Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Regev Realitätenverwertungsgesellschaft m.b.H., Wien	99,8	99,8			
REPOL 3 (1990 Soparfi) S. à. r. l., Luxemburg	100,0	100,0			
Repol Estate 3 B.V., Amsterdam	100,0	100,0			
Rondo Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	75,0	75,0			
RSB Anlagenvermietung Gesellschaft m.b.H., Wien	100,0	100,0			
RUBATO LEASING drusto s ograni enom odgovornos u za leasing, Zagreb	100,0	100,0			
RWF Real – Wert Grundstücksvermietungs-gesellschaft m.b.H. & Co. Objekt Wien-Hietzing Kommanditgesellschaft, Wien	100,0	100,0			
Savka Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Seca-Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Secund Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Sedec Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Sext Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Shopping Center Bratislava spol.s.r.o., Bratislava	100,0	100,0			
Shopping Center Györ Errichtungs und Betriebs-gesellschaft mbH, Budapest	100,0	100,0			
SHS Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	99,8	99,8			
Sinfonia Leasing GmbH, Wien	100,0	100,0			
SKIMU Leasing GmbH, Wien	100,0	100,0			
Sonata Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Spectrum Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	100,0	100,0			
Stewe Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	100,0	100,0			
Terz Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Time Trucks Lastwagen- und Auflieger Vermietungs- und Leasingges. m.b.H., Wien	100,0	100,0			
Tredec Z Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Ufficium Immobilien Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
Unicom Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Vape Communa Leasinggesellschaft m.b.H., Wien	100,0	100,0			
Vivace Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Vora Leasing-Gesellschaft m.b.H., Wien	99,8	99,8			
Wüba Grundstücksverwaltungsgesellschaft m.b.H., Wien	99,8	99,8			
WÖM Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	100,0	100,0			
Z Leasing Alfa Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Arktur Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Auriga Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Beta Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Corvus Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Deimos Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Delta Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Dorado Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Draco Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing Gama Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing GEMINI Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing HEBE Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing HERCULES Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing HYDRA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing IPSILON Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing ITA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing JANUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing JOTA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing KALLISTO Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Z Leasing KAPA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing KSI Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing LAMDA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing LUNA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing LYRA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing NEREIDE Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing OMEGA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing PAVO Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing PERSEUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing POLLUX Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing RIGEL Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing SCORPIUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing SIRIUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing TAF Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing TAURUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing VELA Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing VENUS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Z Leasing VOLANS Immobilien Leasing Gesellschaft m.b.H., Wien	99,8	99,8			
Zagra Leasing d.o.o., Zagreb	100,0	100,0			
Beteiligungs-und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	100,0	100,0	EUR	306 645	[1]
Bode Grabner Beye AG & Co. KG, Grünwald	100,0		EUR	3 966	3 916
CABET-Holding-Aktiengesellschaft, Wien	100,0	100,0	EUR	54 890	4 426
Domus Facility Management GmbH, Wien	100,0	100,0	EUR	2 132	[1]
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, München	100,0		EUR	6 528	1 295
HVB Alternative Financial Products AG, Wien	100,0		EUR	1 003	42
HVB Alternative Investment AG, Wien	100,0	100,0	EUR	2 841	–15 192
HVB America Inc., New York	100,0		USD	117 882	38 091
HVB Capital LLC, Wilmington	100,0		USD	1 127	87
HVB Capital LLC II, Wilmington	100,0		USD	2	0
HVB Capital LLC III, Wilmington	100,0		USD	1 107	90
HVB Capital LLC IV, Wilmington	100,0		USD	0	0
HVB Capital LLC V, Wilmington	100,0		USD	0	0

Name und Sitz	Kapitalanteil in % insgesamt § 16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
HVB Capital LLC VI, Wilmington	100,0		USD	2	0
HVB Capital LLC VII, Wilmington	100,0		USD	0	0
HVB Capital LLC VIII, Wilmington	100,0		USD	0	0
HVB Gesellschaft für Gebäude mbH & Co KG, München	100,0		EUR	1 001 000	[1]
HVB Global Assets Company, L.P., City of Dover[6]	5,0		USD	990 759	4 490
HVB Hong Kong Limited, Hongkong	100,0		USD	3 216	1 218
HVB Informations-Verarbeitungs-GmbH, München	100,0		EUR	154	[2,4]
HVB Leasing GmbH, Hamburg	100,0	100,0	EUR	22 026	[1]
HVB LMP Inc., Wilmington	100,0	100,0	USD	581 130	8 580
HVB Payments & Services GmbH, Aschheim	100,0		EUR	727	2
HVB Risk Management Products Inc., New York	100,0	100,0	USD	53 277	17 820
HVB Systems GmbH, Unterföhring	100,0		EUR	746	[2,9]
HVB U.S. Finance Inc., New York	100,0	100,0	USD	–2 101	–8 947
HVB Wealth Management Holding GmbH, München	100,0		EUR	52 422	[2,2]
HVZ GmbH & Co. Objekt KG, München[3]	100,0	100,0	EUR	154 665	[1]
Hypo (UK) Holdings Limited, London	100,0	>0,0	GBP	1 908	1 203
Hypo-Bank Verwaltungszentrum GmbH & Co. KG					
Objekt Arabellastraße, München[3]	100,0	100,0	EUR	26	[1]
HypoVereinsFinance N.V., Amsterdam	100,0		EUR	5 840	3 794
Lassallestraße Bau-, Planungs-, Errichtungs- und					
Verwertungsgesellschaft m.b.H., Wien	99,0	99,0	EUR	4 451	[1]
Portia Grundstücks-Verwaltungsgesellschaft mbH & Co.					
Objekt KG, München[3]	100,0	100,0	EUR	629 614	[1]
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG					
Verwaltungszentrum, München[3])	100,0	100,0	EUR	2 301	[1]
TIVOLI Grundstücks-Aktiengesellschaft, München	99,7	99,7	EUR	10 636	3 120
Vereins- und Westbank Beteiligungsgesellschaft S.A.,					
Luxemburg	100,0	100,0	EUR	63 000	5 392
WAVE Solutions Information Technology GmbH, Wien	100,0	100,0	EUR	1 462	574
1.2 Nicht konsolidierte verbundene Unternehmen[4]					
1.2.1 Kreditinstitute					
Activest Investmentgesellschaft Schweiz AG, Bern	100,0	100,0	CHF	7 760	1 463
A/S Vereinsbank Riga, Riga	100,0	100,0	LVL	16 215	1 669
AWT International Trade and Finance AWT Internationale					
Handels- und Finanzierungs AG, Wien	100,0	100,0	EUR	17 637	636
Banco Inversión S.A., Madrid	<100,0	<100,0	EUR	22 224	–25 061
Konzern mit Tochterunternehmen:					
B.I. Asesoramiento Financiero, S.A., Madrid	100,0	100,0			
B.I. Gestión Colectiva S.G.I.I.C., S.A., Madrid	100,0	100,0			
B.I. Gestión de Pensiones E.G.E.P., S.A., Madrid	100,0	100,0			
B.I. International Limited, George Town	100,0	100,0			
Goméz & Alcaraz, S.L., Sevilla	100,0	100,0			
Inversiones en valores Siglio XXI, S.A., S.I.M., Madrid	100,0	100,0			
Tibest Dos, S.A., S.I.M., Madrid	100,0	100,0			
Bank Austria Creditanstalt Handelsbank Aktiengesellschaft,					
Wien	100,0	100,0	EUR	11 380	[1]
Bank Austria Creditanstalt Real Invest Immobilien-					
Kapitalanlage GmbH, Wien	100,0	100,0			
Bankhaus C. L. Seeliger, Wolfenbüttel	93,3	93,3	EUR	10 500	1 094
Central Profit Banka d.d. Sarajevo, Sarajevo	81,8	81,8			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Factor Bank AG, Wien	52,0	52,0	EUR	7405	179
»HVB-Banka Bosna i Hercegovina« d.d. Sarajevo, Sarajevo	100,0	100,0	BAM	12709	-2291
»HVB Banka Jugoslavija« A.S. Beograd, Belgrad	99,0	99,0	CSD	973167	-102919
HVB Jelzálogbank Rt., Budapest	<100,0	<100,0	HUF	4005197	164689
HVB Singapore Limited, Singapur	100,0	100,0	EUR	5044	145
Hypo stavebni sporitelna A.S., Prag	100,0	100,0	CZK	600000	160000
Joint Stock Commercial Bank HVB Bank Ukraine, Kiew	91,2		EUR	13211	1520
Mezzanin Finanzierungs AG, Wien	70,0	70,0	EUR	28350	1650
Schoellerbank Invest AG, Salzburg	100,0	100,0	EUR	3501	731
Spoldzielczy Bank Rozwoju »Samopomoc Chlopska« w Warzawie, Warschau	76,1	76,1	PLN	23826	-69
1.2.2 Sonstige nicht konsolidierte Unternehmen					
»Alte Schmelze« Projektentwicklungsgesellschaft mbH, Dresden	100,0	100,0			
»BANCOM« Sp.z.o.o., Warschau	99,7	99,7			
»CAFU« Vermögensverwaltung GmbH, Wien	100,0	100,0			
»CAFU« Vermögensverwaltung GmbH & Co. OEG, Wien	100,0	100,0	EUR	6717	-3
»CAIB Asset Management S.A.I.« S.A., Bukarest	95,0	95,0			
»Diners Club CEE Holding AG«, Wien	99,8	99,8	EUR	4284	-839
»MOTOSOFT« Sp.z.o.o., Warschau	90,9	90,9			
3W Internet Marketing Sp.z.o.o., Warschau	99,8	99,8			
A&T-Projektentwicklungs GmbH & Co. Potsdamer Platz Berlin KG, München	66,7	66,7	EUR	-35851	0
A&T-Projektentwicklungs-Verwaltungs GmbH, München	66,7	66,7			
AB Immobilienverwaltungs-GmbH, München	100,0	100,0			
ABG Anlagenverwertungs- und Beteiligungs-Gesellschaft m.b.H. & Co. OHG, Wien	100,0	100,0			
Acis Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Acis Immobilien- und Projektentwicklungs GmbH & Co. Oberbaum City KG, München	100,0	100,0	EUR	-143835	0
Acis Immobilien- und Projektentwicklungs GmbH & Co. Parkkolonnaden KG, München	100,0	100,0	EUR	64533	587
Acis Immobilien- und Projektentwicklungs GmbH & Co. Stuttgart Kronprinzstraße KG, München	100,0	100,0	EUR	10462	-1
Activest Holding GmbH, München	100,0	100,0			
AdFinCon - Advanced Financial IT Consulting GmbH, Hamburg	100,0	100,0	EUR	573	383
AE Capital Inc., New York	100,0	100,0			
AE Liegenschaftsverwertung GmbH, Wien	100,0	100,0	EUR	-933	-598
AGROB AKTIENGESELLSCHAFT, Ismaning	52,7	52,7	EUR	17752	10480
AGROB Aktiengesellschaft & Co. Grundbesitz OHG, Ismaning	100,0	100,0	EUR	13297	87
Agrob Süd GmbH & Co. KG, Ismaning	100,0	100,0			
AGRUND Grundstücks-GmbH, München	90,0	90,0			
Aktienbrauerei Kaufbeuren AG, Kaufbeuren	65,7		EUR	2983	209
ALEXANDERSSON Real Estate I B.V., Apeldoorn	100,0	100,0	EUR	1075	984
Alfa Holding Ingatlanszolgaltato Kft., Györ	95,0	95,0			
Alkmene Immobilien-Verwaltungs GmbH, München	100,0	100,0			
Alkmene Immobilien-Verwaltungs GmbH & Co. KG Objekt Mainzer Landstraße, München	100,0	100,0	EUR	40	262
Allcasa Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	-1167	-1007
ALLTERRA Immobilienverwaltungs GmbH, München	100,0	100,0	EUR	-6381	8598
Altea Verwaltungsgesellschaft mbH, München	100,0	100,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt §16 Abs. 4 AktG	davon mittelbar		in Tausend	in Tausend
Altea Verwaltungsgesellschaft mbH & Co Immobilien- und Vermietungs KG i.L., München	100,0	100,0	EUR	–4 848	–2 667
Altea Verwaltungsgesellschaft mbH & Co. Objekt I KG, München	100,0	100,0			
Amphitryon Immobilien-Verwaltungs GmbH, München	100,0	100,0			
Amphitryon Immobilienverwaltungs GmbH & Co. Grundbesitz OHG, München	100,0	100,0	EUR	–169	61 927
Antus Immobilien- und Projektentwicklungs GmbH, München	90,0	90,0	EUR	–14 827	0
ANWA Gesellschaft für Anlagenverwaltung mbH, München	95,0	93,8			
Apir Verwaltungsgesellschaft mbH, München	100,0	100,0			
Apir Verwaltungsgesellschaft mbH & Co. Immobilien- und Vermietungs KG, München	100,0	100,0	EUR	–30 161	–6 693
ARCADIA Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	[1]
Argentaurus Immobilien-Vermietungs- und Verwaltungs GmbH, München	100,0	100,0	EUR	793	[1]
Argentum Media GmbH, Hamburg	100,0	100,0			
ARRONDA Immobilienverwaltungs GmbH, München	90,0	90,0	EUR	–46 527	1 534
Artemus Macro Fund SPC Limited, Grand Cayman (Stimmrechtsanteil: 100 %)	0,0	0,0	USD	48 979	4 220
Asset S.A., Warschau	99,9	99,9	PLN	3 538	–2 994
ASSINDIA Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0	EUR	–2 389	7 649
ASTROTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	[1]
Atlanterra Immobilienverwaltungs GmbH, München	90,0	90,0	EUR	–45 726	–122
Atut Finanse S.A., Warschau	100,0	100,0	PLN	3 353	–1 453
Aufbau Dresden GmbH, München	99,0	99,0	EUR	–25 671	10 023
Aurum Beteiligungs-und Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Austria Ticket Ges. m.b.H., Wien	82,9	82,9	EUR	380	159
Autobalans Sp.z.o.o., Radwanice	66,7	66,7			
AWT – Handels und Beteiligungs (Deutschland) GmbH, Bad Homburg	100,0	100,0	EUR	4 401	2 710
AWT Bavaria (Bratislava) s.r.o., Bratislava	100,0	100,0	EUR	810	568
AWT Bavaria (Kiew) Ltd., Kiew	100,0	100,0	EUR	133	351
AWT Handels Gesellschaft m.b.H., Wien	100,0	100,0	EUR	3 291	[1]
AWT Immo, a.s., Bratislava	100,0	100,0	EUR	176	328
AWT International (Beograd) d.o.o., Belgrad	100,0	100,0	EUR	–228	–739
AWT International d.o.o., Skopje	100,0	100,0			
AWT International Ltd. Zagreb, Zagreb	100,0	100,0	EUR	5 003	2 626
AWT-Car (Bratislava) s.r.o., Bratislava	100,0	100,0			
B.A. Real Estate Ltd., Moskau	100,0	100,0	RUB	–11 077	6 850
B.A.B.S. spol.s.r.o., Bratislava	100,0	100,0			
B.F.S. Beteiligungs-Treuhand für Sachwerte GmbH, München	100,0	100,0	EUR	–2 116	–1 496
BA Creditanstalt Leasing Poland S.A., Poznan	100,0	100,0	PLN	52 052	14 406
BA Fund Managers (Guernsey) Limited i.L., St. Peter Port	100,0	100,0			
BA Worldwide Fund Management Ltd. i.L., Tortola	100,0	100,0	USD	32	5 003
BA-Alpine Holdings, Inc., Wilmington	100,0	100,0	USD	160 600	–2 100
BA-CA GrECo Versicherungsmanagement Gesellschaft m.b.H., Wien	51,0	51,0	EUR	901	448
BA-CA Objekt Betriebs GmbH & Co Finanzierungs OEG, Wien	100,0	100,0	EUR	7	[1]
BA-CA Objektfinanzierung GmbH, Wien	100,0	100,0			
BA-CA Private Equity GmbH, Wien	100,0	100,0	EUR	3 137	[1]

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
BA-CA-GVG Holding GmbH, Wien	100,0	100,0	EUR	560	524
BA/CA Fiokkezelö Kft., Budapest	100,0	100,0	HUF	1 202 829	-12 630
BA/CA Ingatlankezelö Kft., Budapest	100,0	100,0	HUF	560 529	108 237
BACA (London) Ltd., London	100,0				
BACA Community Development LLC, Wilmington	100,0		USD	-5 590	-1 334
BACA Property Investments Ltd., London	100,0				
BACAI, London	100,0	100,0	GBP	10 613	274
BAI Fondsberatung Ges.m.b.H., Wien	100,0	100,0			
BaLea Soft GmbH & Co. KG, Hamburg	100,0	100,0	EUR	1 591	-1 207
BaLea Soft Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Baltic Business Center Sp.z.o.o., Gdynia	62,0	62,0	PLN	-77 488	-24 740
Bank Austria Aktiengesellschaft & EDV Leasing OHG, Wien	100,0	100,0	EUR	-709	153
Bank Austria Creditanstalt Finanzservice GmbH, Wien	100,0	100,0			
Bank Austria Creditanstalt Holdings Corporation, Wilmington	100,0	100,0	USD	-5 964	-85
Bank Austria Creditanstalt Immobilienagentur GmbH, Wien	100,0	100,0			
Bank Austria Creditanstalt Property Corp., Wilmington	100,0	100,0	USD	-7 012	-1 706
Bank Austria Creditanstalt Versicherungsdienst GmbH, Wien	81,0	81,0			
Bank Austria Dollar Libor Fund Limited i.L., St. Peter Port	100,0	100,0			
Bank Austria Trade Services Gesellschaft m.b.H., Wien	100,0	100,0	EUR	924	[1]
Bank Austria-CEE BeteiligungsgmbH, Wien	100,0	100,0			
Bavaria Servicos de Representacao Comercial Ltda., Sao Paulo	100,0				
Bayerische Wohnungsgesellschaft für Handel und Industrie mbH, München	100,0	100,0	EUR	294	[1]
Bayern Power Limited, London	100,0				
Bayern-Ingatlan Hungaria Ertekesitö Kft, Budapest	100,0	100,0	HUF	309 740	-112 855
BB-C Vila Domy a.s., Prag	100,0	100,0			
BC Canadian Investments Inc., Toronto	100,0	100,0			
BD Industrie-Beteiligungsgesellschaft mbH, München	100,0				
Betaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
BFL Beteiligungsgesellschaft für Flugzeug-Leasing mbH, München	100,0				
BFZ (Overseas) Ltd. Cayman Islands, George Town	100,0	100,0			
BIL Aircraftleasing GmbH, München	100,0	100,0			
BIL Beteiligungstreuhand GmbH, München	100,0	100,0			
BIL Immobilien Fonds GmbH, München	100,0	100,0			
BIL Leasing-Fonds GmbH & Co VELUM KG, München	100,0				
BIL Leasing-Fonds Verwaltungs-GmbH, München	100,0	100,0			
BIL V & V Vermietungs GmbH, München	100,0	100,0			
Blue Capital Dritte Europa Immobilien Verwaltungsgesellschaft mbH i.G., Hamburg	100,0	100,0			
Blue Capital Equity GmbH, Hamburg	100,0	100,0	EUR	324	[1]
Blue Capital Equity Management GmbH, Hamburg	100,0	100,0			
Blue Capital Erste Vorratsgesellschaft mbH & Co. KG, München	100,0	100,0			
Blue Capital Europa Erste Immobilien – Objekte Niederlande – Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Europa Immobilien GmbH & Co. Fünfte Objekte Niederlande KG, Hamburg	100,0	100,0			
Blue Capital Europa Immobilien GmbH & Co. Sechste Objekte Österreich KG, Hamburg	100,0	100,0			
Blue Capital Europa Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital GmbH, Hamburg	100,0	100,0	EUR	1 805	[1]

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Blue Capital Investment Inc., Dallas	100,0	100,0	USD	1981	496
Blue Capital Kanada GmbH & Co Erste Immobilien KG, Hamburg	100,0	100,0			
Blue Capital Management Inc., Dallas	100,0	100,0			
Blue Capital Pennsylvania Inc., Washington	100,0	100,0			
Blue Capital Stiftungstreuhand GmbH, Hamburg	100,0	100,0			
Blue Capital Treuhand GmbH, Hamburg	100,0	100,0	EUR	1109	388
Blue Capital USA Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Blue Capital Verwaltungs GmbH, Hamburg	100,0	100,0	EUR	3987	977
Blue Capital Zweite Europa Immobilien Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
Blue Capital Zweite USA Immobilien Verwaltungs GmbH, Hamburg	100,0	100,0			
Bode Grabner Beye Beteiligungs AG, Grünwald	100,0				
Bode Grabner Beye Trust GmbH, München	100,0	100,0			
Bonum Anlage- und Beteiligungsgesellschaft mbH, Bremen	100,0	100,0	EUR	51	[1]
BPH Finance BV i.L., Amsterdam	100,0	100,0			
BPH PBK Doradztwo Finansowe Sp. z.o.o. i.L., Warschau	100,0	100,0	PLN	5000	–5287
BPH PBK Leasing S.A., Warschau	100,0	100,0	PLN	52057	1921
Brau und Brunnen Aktiengesellschaft, Berlin und Dortmund	61,7		EUR	65646	81986
Konzern mit Tochterunternehmen:					
Altstadt-Bräu Johann Sion GmbH, Köln	100,0	100,0			
Bayern-Bräu Bad Neustadt/fränk. Saale GmbH, Bad Neustadt/Saale	100,0	100,0			
Berliner Pilsner Brauerei GmbH, Berlin	100,0	100,0			
Berliner-Schultheiss Brauerei GmbH, Berlin	100,0	100,0			
Brasserie Tucher Brewery Inc.	100,0	100,0			
Brau und Brunnen Brauereien GmbH, Dortmund	100,0	100,0			
Brau und Brunnen Immobilien Verwaltung und Beteiligung Gesellschaft mbH, Dortmund	100,0	40,0			
Brau und Brunnen Immobilienverwaltung GbR, Dortmund	100,0	100,0			
Brau und Brunnen Mineralquellen GmbH, Berlin	100,0	100,0			
Brau und Brunnen Versicherungs-Vermittlungsgesellschaft mbH, Dortmund	50,0	50,0			
BRAUCONCEPT GmbH, Dortmund	100,0	100,0			
Brauerei Brinkhoff GmbH, Dortmund	100,0	100,0			
Brauerei Humbser-Geismann GmbH, Fürth	100,0	100,0			
Brauerei Pilsator GmbH, Berlin	100,0	100,0			
Brauerei Schlösser GmbH, Düsseldorf	100,0	100,0			
Brauerei Schlösser Grundstücksverwaltung GbR, Düsseldorf	100,0	100,0			
Brauerei Zirndorf GmbH, Zirndorf	100,0	100,0			
Brauhaus Karlsburg GmbH, Berlin	100,0	100,0			
Deutsche Brauerei Holding Verwaltungsgesellschaft mbH, Dortmund	100,0	100,0			
Diät-Pils GmbH, Dortmund	63,8	63,8			
Dortmunder Bergmann Westfalia Getränkevertriebs- und Verwaltungs-GmbH, Dortmund	100,0	100,0			
Dortmunder Union-Frankfurter Brauhaus GmH, Frankfurt/Main	100,0	100,0			
Engelhardt-Brauerei GmbH, Berlin	100,0	100,0			
Fränkische Getränke-Industrie GmbH, Nürnberg	100,0	100,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§ 16 Abs. 4 AktG	mittelbar			
Friesisches Brauhaus zu Jever GmbH & Co. KG, Jever	100,0	100,0			
Friesisches Brauhaus zu Jever Verwaltungsgesellschaft mbH, Jever	100,0	100,0			
Germania-Brauerei F. Dieninghoff GmbH, Dortmund	100,0	100,0			
Gilden Kölsch Brauerei GmbH, Köln	100,0	100,0			
Glashäger Brunnen GmbH, Bad Doberan	100,0	100,0			
GV Getränke Vertriebs GmbH, Berlin	100,0	100,0			
H. Henninger-Reifbräu GmbH, Erlangen	100,0	100,0			
Hanseatische Brauerei Rostock GmbH, Rostock	100,0	100,0			
Hasen-Bräu Brauereibetriebsgesellschaft mbH, Augsburg	100,0	100,0			
Heinrich Leonhard Brügman- und Geheimrat Dr. Carl Brügman-Stiftung, Belegschaftshilfe der Dortmunder Union-Brauerei GmbH, Dortmund	100,0	100,0			
HUBERTUS-Brauerei GmbH, Köln	100,0	100,0			
IGC Internationale Gaststätten und Consulting GmbH, Dortmund	100,0	100,0			
Jever Getränkevertriebsgesellschaft mbH, Jever	100,0	100,0			
Kellerberg Vertriebsgesellschaft mbH, Aalen	100,0	100,0			
Kölner Verbund Brauereien GmbH, Köln	100,0	100,0			
Kölner Verbund Brauereien Verwaltungs GmbH, Köln	100,0	100,0			
Kraus GmbH, Dortmund	100,0	100,0			
Küppers Brauerei GmbH, Köln	100,0	100,0			
Kurfürsten-Bräu GmbH, Köln	100,0	100,0			
Lederer-Bräu GmbH, Nürnberg	100,0	100,0			
Leipziger Brauhaus zu Reudnitz GmbH, Leipzig	100,0	100,0			
Margon Brunnen GmbH, Müglitztal	100,0	100,0			
NGS – Noris Gastro Service GmbH, Fürth	100,0	100,0			
Noris Gastro GmbH, Nürnberg	100,0	100,0			
Patrizier-Bräu Vertriebsgesellschaft mbH, Nürnberg	100,0	100,0			
RB Getränke Vertriebsgesellschaft mbH, Berlin	100,0	100,0			
Römer Brauerei Verwaltungsgesellschaft mbH, Köln	100,0	100,0			
Schultheiss Brauerei GmbH, Berlin	100,0	100,0			
Schultheiss-Jubiläumsspende GmbH, Berlin	100,0	100,0			
Sester Brauerei GmbH, Köln	100,0	100,0			
Sinziger Mineralbrunnen GmbH, Sinzig	100,0	100,0			
Spreequell Mineralbrunnen GmbH, Berlin	100,0	100,0			
Spree-Trans Getränke Logistik GmbH, Berlin	100,0	100,0			
SR Immobilien GmbH & Co. KG, Dortmund	100,0	100,0			
SSH Süd-Service Handels GmbH, Fürth	100,0	100,0			
Sternburg Brauerei GmbH, Leipzig	100,0	100,0			
Thüringer Waldquell Mineralbrunnen GmbH, Schmalkalden	100,0	100,0			
TIVOLI brands & drinks GmbH, Dortmund	100,0	100,0			
Tivoli GmbH, Düsseldorf	100,0	100,0			
TUCHER BRÄU GmbH & Co. KG Brauereibetriebsgesellschaft, Nürnberg	100,0	100,0			
Valentins Weizen Vertriebsgesellschaft mbH, Düsseldorf	100,0	100,0			
Wicküler Brauerei GmbH, Wuppertal	100,0	100,0			
Zito's Little Italy Betriebsgesellschaft Baden-Baden mbH, Baden-Baden	100,0	100,0			
Zito's Little Italy Betriebsgesellschaft Mannheim mbH, Mannheim	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Broadway Centre Ltd., London	100,0				
BV Finance Praha s.r.o. i.L., Prag	100,0				
BV Grundstücksentwicklungs-GmbH, München	100,0	100,0			
BV Grundstücksentwicklungs-GmbH & Co. JOTA KG, München	100,0	100,0			
BV Grundstücksentwicklungs-GmbH & Co. Schloßberg-Projektentwicklungs-KG, München	100,0	100,0			
BV Grundstücksentwicklungs-GmbH & Co. SIGMA KG, München	100,0	100,0			
BV Grundstücksentwicklungs-GmbH & Co. Verwaltungs-KG, München	100,0		EUR	511	1
BVK 2 GmbH i. L., München	98,0	98,0			
BVK Holding GmbH i.L., München	100,0	100,0	EUR	3412	-32
CA Bau-Finanzierungsberatung Gesellschaft m.b.H., Wien	100,0	100,0			
CA Betriebsobjekte AG & Co Vermietungs OHG, Wien	100,0	100,0	EUR	11428	1
CA Betriebsobjekte Polska sp.z.o.o., Warschau	100,0	100,0	PLN	-10.455	10133
CA European Bond Advisor S.A., Luxembourg, Luxemburg	100,0	100,0			
CA IB Bulinvest EOOD, Sofia	100,0	100,0			
CA IB Corporate Finance a.s., Prag	100,0	100,0			
CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Wien	100,0	100,0	EUR	7812	1
CA IB Corporate Finance d.d., Ljubljana	100,0	100,0	SIT	109191	77073
CA IB Corporate Finance Limited, London	100,0	100,0			
CA IB Corporate Finance Rt., Budapest	100,0	100,0	HUF	56222	-69321
CA IB d.d., Zagreb	100,0	100,0	HRK	17323	1597
CA IB Financial Advisers sp.z.o.o., Warschau	100,0	100,0	PLN	6994	1774
CA IB Fund Management S.A., Warschau	100,0	100,0	PLN	27805	6910
CA IB Infrastruktur Projektberatungs Ges.m.b.H., Wien	100,0	100,0	EUR	-1252	-1034
CA IB International Marktes Limited, London	100,0	100,0	GBP	2000	77
CA IB Invest d.o.o, Zagreb	100,0	100,0	HRK	650	-1350
CA IB Investment Fund Company (CA IB Towarzystwo Funduszy Inwestycyjnych S.A.), Warschau	84,5	84,5	PLN	3564	-4732
CA IB Investment Management S.A., Warschau	100,0	100,0	PLN	1298	-2178
CA IB Polska Spolka Akcyjna, Warschau	100,0	100,0			
CA IB Romania SRL, Bukarest	100,0	100,0			
CA IB Securities (New York), Inc., New York	100,0	100,0	USD	2	1256
CA IB Securities (Ukraine) AT, Kiew	100,0	100,0	USD	309	358
CA IB Securities a.s., Prag	100,0	100,0	CZK	79254	-4716
CA IB Securities a.s. o.c.p., Bratislava	100,0	100,0	SKK	58195	17104
CA IB Securities Investment Fund Management Rt, Budapest	100,0	100,0	HUF	427458	15684
CA IB Securities S.A., Warschau	100,0	100,0	PLN	50491	10277
CA IB Securities S.A. (Bucharest), Bukarest	<100,0	<100,0			
CA-Shop Handels GmbH, Wien	100,0	100,0			
CABO Beteiligungsgesellschaft m.b.H., Wien	100,0	100,0			
Caibon.com Internet Services AG, Wien	100,0	100,0	EUR	-4514	-3441
CALG 445 Grundstückverwaltung GmbH, Wien	75,0	75,0			
Cards & Systems EDV-Dienstleistungs GmbH, Wien	58,0	58,0	EUR	768	214
CATO Grundstücks-Verwaltungsgesellschaft mbH, München	100,0	100,0			
CATO Grundstücks-Verwaltungsgesellschaft mbH & Co. KG, Ismaning	100,0	100,0			
CDT Advisor S.A., Luxemburg	100,0	100,0			
CEED Adviser Luxemburg S.A., Luxemburg	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Celer Allgemeine Vermögensverwaltungs-, Investitions- und Beratungs Gesellschaft m.b.H., Budapest	100,0	100,0			
Center Heinrich-Collin-Straße 1 Vermietungs GmbH u.Co KEG, Wien	83,6	83,6	EUR	3203	-1999
Centrum Bankowosci Bezposredniej Spolka z ograniczona odpowiedzialnoscia CBB, Krakau	100,0	100,0	PLN	15245	868
Chemie Pensionsfonds AG, München	100,0		EUR	5667	-1252
Christoph Reisegger Gesellschaft m.b.H., Wien	100,0	100,0			
City Carré Verwaltungs B.V., Den Haag	100,0	100,0			
CL Dritte Car Leasing GmbH & Co. KG, Camin	100,0	100,0			
CL Dritte Car Leasing Verwaltungsgesellschaft mbH, Camin	100,0	100,0			
CMM Center Management München GmbH, München	60,0	60,0			
COBB Beteiligungen und Leasing GmbH, Wien	50,2	50,2			
Comes Bauconcept GmbH, München	100,0	100,0			
comle@se & comfin@nce GmbH & Co. KG, Hamburg	100,0	100,0	EUR	713	-256
comle@se online GmbH, Hamburg	100,0	100,0			
CoNetwork GmbH, Hamburg	100,0	100,0	EUR	1000	[1]
Cornus Immobilien- und Vermietungs GmbH, München	100,0	100,0			
Corso Karlin a.s., Prag	100,0	100,0			
COSMOTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
Creditanstalt Global Markets Fund Advisor S.A., Luxemburg	100,0	100,0	EUR	82	310
CUMTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
Data Austria Datenverarbeitungs GmbH, Wien	100,0	100,0	EUR	4362	1
Dataline Zahlungsverkehrsabwicklungs GmbH, Wien	100,0	100,0			
Delpha Immobilien- und Projektentwicklungs GmbH, Großkugel	100,0	100,0			
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Alpha Management KG, Großkugel	100,0	100,0	EUR	-13055	8978
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Beta Management KG, Großkugel	100,0	100,0	EUR	-40777	0
Delpha Immobilien- und Projektentwicklungs GmbH & Co. Großkugel Bauabschnitt Gamma Management KG, Großkugel	100,0	100,0	EUR	-44150	0
Deltaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
Diana Development Sp.z.o.o., Warschau	100,0	100,0			
Diners Club Czech Republic s.r.o., Prag	100,0	100,0			
Diners Club Polska Sp.z.o.o., Warschau	100,0	100,0			
Diners Club Slowakei s.r.o., Bratislawa	100,0	100,0			
Düsseldorf-Münchener Beteiligungsgesellschaft mbH, München	100,0	100,0	EUR	10311	-15
EK Mittelstandsfinanzierungs AG, Wien	24,0	24,0	EUR	6742	-558
Entwicklungsagentur Güterverkehrszentrum Trier I GmbH, Trier	85,0	85,0			
Eratech Spólka Akcyjna, Lodz	66,0	66,0			
Erzet-Vermögensverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
Euro Bond Blue Capital Verwaltungs GmbH, Frankfurt/Main	100,0	100,0			
Euroventures-Austria-CA-Management GesmbH, Wien	100,0	100,0	EUR	3623	2511
Fairtrade d.o.o., Zagreb	75,0	75,0	EUR	-696	-775
Ferra Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal I KG, München	100,0	100,0	EUR	-621	2308

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße Areal II KG, München	100,0	100,0	EUR	−31845	−7785
Ferra Immobilien- und Projektentwicklungs GmbH & Co. Projekt Großenhainer Straße KG, München	100,0	100,0	EUR	−19519	1882
FGB Grund und Boden GmbH & Co. KG, München	94,0	94,0	EUR	−1958	0
FGB Grund und Boden Verwaltungs GmbH, München	100,0	100,0			
Finco Financial Corp. i.L., Miami	100,0	100,0			
Fontana Hotelverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
Fontana Kurhotel Gesellschaft m.b.H., Wien	99,0	99,0	EUR	−8936	−129
Food & more GmbH, München	100,0		EUR	100	[2,8]
Forum Polskiego Biznesu Media Sp.z.o.o., Warschau	100,0	100,0			
Freizeitpark Oberlaa Vermietungs GmbH, Wien	75,0	75,0			
Fünf Höfe GmbH & Co. KG, München	100,0	100,0	EUR	14791	[1]
G.F.S. Geschäftsbesorgung für Sachwerte GmbH, München	100,0	100,0	EUR	4567	528
G.F.S. Management Kantoor B.V., Den Haag	100,0	100,0			
GALILEO Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
GAMMATERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
Ganymed Immobilienvermietungsgesellschaft m.b.H., Wien	99,0	99,0	EUR	55191	[1]
GBG Finanse SA, Katowice	100,0	100,0	PLN	6548	162
GBG Serwis Sp.z.o.o., Katowice	100,0	100,0	PLN	4149	102
GCCS Golfanlagen Errichtungs- und Verwaltungs GmbH, Berlin	100,0	100,0	EUR	26	[1]
GE Immobilienverwaltungs-GmbH, München	98,0	98,0			
GE Immobilienverwaltungs-GmbH & Co. Grundstücks-KG, München	100,0	100,0			
GIMMO Immobilien-Vermietungs- und Verwaltungs GmbH, München	100,0	100,0	EUR	20	[1]
GIW Gesellschaft für Informationstransfer und Weiterbildung mbH i.L., Alfter	100,0	100,0	EUR	4692	89
Goethe Galerie Centermanagement GmbH, Jena	100,0	100,0			
Golf- und Country Club Seddiner See Immobilien GmbH, Berlin	94,0	94,0	EUR	−16949	180
Grand Central Re Limited, Hamilton	92,5		USD	209707	3009
Großkugel Immobilien- und Projektentwicklungs GmbH, Großkugel	100,0	100,0	EUR	−6264	−1477
Gründerfonds GmbH, Wien	100,0	100,0			
Gründerfonds GmbH & Co. KEG, Wien	100,0	100,0			
Grundstücksaktiengesellschaft am Potsdamer Platz (Haus Vaterland), München	98,2	98,2	EUR	4495	[1]
Grundstücksgesellschaft Simon beschränkt haftende Kommanditgesellschaft, München	100,0	100,0	EUR	51	[1]
GUS Consulting GmbH, Wien	100,0	100,0	EUR	25939	−5002
H & B Immobilien GmbH & Co. Objekte KG, München	100,0	100,0	EUR	5	[1]
H.F.S. Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds Deutschland 10 KG, München	100,0	100,0			
H.F.S. Immobilienfonds Deutschland 17 KG, München	100,0	100,0			
H.F.S. Immobilienfonds Deutschland 18 KG, München	100,0	100,0			
H.F.S. Immobilienfonds Deutschland 19 KG, München	100,0	100,0			
H.F.S. Immobilienfonds Deutschland 20 KG, München	90,9	90,9			
H.F.S. Immobilienfonds Europa 1 Beteiligungs GmbH, München	100,0	100,0			
H.F.S. Immobilienfonds Europa 2 Beteiligungs GmbH, München	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
H.F.S. Immobilienfonds Europa 3 Beteiligungs B.V., Den Haag	100,0	100,0			
H.F.S. Immobilienfonds Europa 4 KG, München	100,0	100,0			
H.F.S. Immobilienfonds GmbH, München	100,0	100,0	EUR	-4 843	573
H.F.S. Komplementärs GmbH, München	100,0	100,0			
H.F.S. Leasingfonds GmbH, München	100,0	100,0	EUR	268	157
H.F.S. Leasingfonds GmbH & Co. Deutschland »Ecuador« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Haiti« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Indien« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Java« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Korea« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Kuba« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Malaysia« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Panama« KG, Mannheim	100,0	100,0			
H.F.S. Leasingfonds GmbH & Co. Deutschland »Thailand« KG, Mannheim	100,0	100,0			
H.F.S. Leasingsfonds GmbH & Co. Deutschland »Hawaii« KG, Mannheim	100,0	100,0			
H.F.S. Schiffs-Leasingfonds GmbH, München	100,0	100,0			
H.F.S. Value Management GmbH, München	100,0	100,0			
H.F.S. Zweitmarktfonds Deutschland 2 KG, München	100,0	100,0			
H.F.S. Zweitmarktfonds Deutschland 3 KG, München	62,5	62,5			
H.F.S. Zweitmarktfonds Deutschland 4 KG, München	62,5	62,5			
H.F.S. Zweitmarktfonds GmbH, München	100,0	100,0			
HAWA Grundstücks GmbH & Co. OHG Hotelverwaltung, München	100,0	100,0			
HAWA Grundstücks GmbH & Co. OHG Immobilienverwaltung, München	100,0	100,0			
Hekla Immobilien Projektentwicklungs GmbH & Co. Hotel Jena KG, Jena	100,0	100,0	EUR	-4 667	0
Hekla Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Hekla Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, München	100,0	100,0			
HMIS Management Information & Service GmbH, München	100,0	100,0			
Hotel Fürstenhof Betriebsgesellschaft mbH, München	100,0	100,0			
Hotel Seddiner See GmbH, Berlin	94,0	94,0			
HVB Alternative Advisors Inc., New York	100,0	100,0	USD	810	-420
HVB Alternative Management Lux S.A., Luxemburg	100,0	100,0	EUR	1 087	932
HVB Asia Limited, Singapur	100,0		EUR	30 341	442
HVB Asset Leasing Limited, London	100,0	100,0	USD	81 858	87
HVB Asset Management Asia Ltd., Singapur	100,0	100,0	EUR	918	452
HVB Beteiligungs-GmbH & Co. Verwaltungs-KG, München	100,0				
HVB Beteiligungsgesellschaft mbH, München	100,0				
HVB Campustar (Hong Kong) Ltd., Hongkong	100,0	100,0	USD	13 897	308

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs.4 AktG	mittelbar			
HVB Cape Blanc LLC, Wilmington	100,0	100,0			
HVB Capital Asia Limited, Hongkong	100,0		JPY	11 175 958	35 478
HVB Capital Corp., New York	100,0	100,0	USD	50 372	12 412
HVB Capital Management, Inc., New York	100,0	100,0			
HVB Capital Markets Inc., New York	100,0	100,0			
HVB Capital Partners S.à.r.l., Luxemburg	100,0	100,0			
HVB Consult GmbH, München	100,0	100,0	EUR	2 031	-830
HVB Credit Advisors Limited, Dublin	100,0				
HVB Credit Advisors LLC, New York	100,0	100,0	USD	1	-810
HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, München	100,0		EUR	818	[2,5]
HVB Expertise GmbH, München	100,0				
HVB Export Leasing GmbH, München	100,0				
HVB Finance Limited, Hongkong	100,0		USD	0	8.955
HVB Finance London Limited, London	100,0		EUR	220	315
HVB Finanziaria S.p.A. i.L., Mailand	100,0		EUR	7 842	220
HVB FondsFinance GmbH, München	100,0	5,0	EUR	-764	-3 745
HVB Fund Services Limited, Dublin	100,0				
HVB Funding Trust II, Wilmington	100,0				
HVB Funding Trust IV, Wilmington	100,0				
HVB Funding Trust VIII, Wilmington	100,0				
HVB Gesellschaft für Gebäude Beteiligungs GmbH, München	100,0				
HVB Global Assets Company (GP), LLC, City of Dover	100,0				
HVB Immobilie Slovakia spol. s.r.o., Bratislava	100,0	100,0			
HVB Immobilien AG, München	100,0		EUR	27 030	[2,3]
HVB Industriebeteiligungsgesellschaft S.à.r.l., Luxemburg	100,0		EUR	1 725	-18
HVB International Asset Leasing GmbH, München	100,0		EUR	-1 094	-1 115
HVB Investitionsbank GmbH, Hamburg	100,0	100,0	EUR	16 933	[1]
HVB Leasing International GmbH & Co. KG, Hamburg	100,0	100,0			
HVB Leasing Limited Partnership, Wilmington	100,0	1,0			
HVB London Investments Limited, London	100,0		USD	250 414	406
HVB Mortgage Capital Corp., Wilmington	100,0	100,0			
HVB Pensionsfonds AG, München	100,0		EUR	23 628	-1 841
HVB Principal Equity GmbH, München	100,0				
HVB Profil Gesellschaft für Personalmanagement mbH, München	100,0		EUR	1 590	810
HVB Projekt Emilienhof GmbH & Co. KG, München	100,0	100,0	EUR	250	[1]
HVB Projekt Emilienhof Verwaltungs GmbH, München	100,0	100,0			
HVB Projekt GmbH, München	100,0	94,0	EUR	25 626	[1]
HVB Projekt Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
HVB Property USA, Inc., New York	100,0	100,0	USD	881	854
HVB Rating Advisory GmbH, München	100,0				
HVB Real Estate Management Pty Ltd., Sydney	100,0	100,0			
HVB Reality CZ s.r.o., Prag	100,0	100,0	CZK	21 829	-25 211
HVB Realty Capital Inc., New York	100,0	100,0	USD	-10 378	-130
HVB Realty Finance Corporation, New York	100,0	100,0	USD	300	27 789
HVB Realty Investments LLC, New York	100,0	100,0	USD	-4 944	38 085
HVB Russell Management GmbH, München	51,0				
HVB Secur GmbH, München	80,0				
HVB Services South Africa (Proprietary) Limited, Johannesburg	100,0				

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
HVB Tecta GmbH, München	100,0	94,0	EUR	1751	[1]
HVB Verwa 1 GmbH, München	100,0				
HVB Verwa 3 GmbH, München	100,0		EUR	767	[2,6]
HVB Verwa 4 GmbH, München	100,0		EUR	26	[2,7]
HVB Verwa 4.1 GmbH, München	100,0	100,0	EUR	25	[1]
HVB Verwa 4.3 GmbH, München	100,0				
HVB Verwa 4.4 GmbH, München	100,0	100,0	EUR	25	[1]
HVB Verwa 4.5 GmbH, München	100,0	100,0	EUR	25	[1]
HVB Verwa 4.6 GmbH, München	100,0	100,0	EUR	25	[1]
HVB Verwa 5 GmbH, Nürnberg	100,0				
HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, München	100,0		EUR	13171	157
HVBFF Aircraftleasing GmbH, München	100,0	100,0			
HVBFF Baumanagement GmbH, München	100,0	100,0			
HVBFF Beteiligungstreuhand GmbH, München	100,0	100,0			
HVBFF Gebäudesanierung GmbH & Co Erste KG, München	100,0	100,0			
HVBFF Havelland GmbH, München	100,0	100,0			
HVBFF Immobilien-Fonds GmbH & Co Wohnungen Leipzig Zweite KG, Leipzig	100,0	100,0			
HVBFF International Greece GmbH, München	100,0	100,0			
HVBFF Internationale Leasing GmbH, München	100,0	100,0			
HVBFF Kapitalvermittlungs GmbH, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Achte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Erste KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Fünfte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Neunte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Sechste KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Siebte KG, München	100,0	100,0			
HVBFF Leasing & Investition GmbH & Co Vierte KG, München	100,0	100,0			
HVBFF Leasing GmbH & Co. Kinocenter KG, München	100,0	100,0			
HVBFF Leasing Objekt GmbH, München	100,0	100,0			
HVBFF Leasing-Fonds GmbH & Co Wohnungen Nauen Zweite KG, München	100,0	100,0			
HVBFF Leasing-Fonds Verwaltungs GmbH, München	100,0	100,0			
HVBFF Objekt Beteiligungs GmbH, München	100,0	100,0			
HVBFF Objekt Leipzig GmbH, München	70,0	70,0			
HVBFF Produktionshalle GmbH, München	100,0	100,0			
HVBFF Verwaltungs GmbH, München	100,0	100,0			
HVZ GmbH & Co. Objekt Unterföhring KG, München	100,0	100,0			
Hyperion Immobilienvermietungsgesellschaft m.b.H., Wien	99,0	99,0	EUR	49479	1)
Hypo-Bank Verwaltungszentrum GmbH, München	100,0	100,0			
HYPO-REAL Haus & Grundbesitz Gesellschaft mbH & Co. Immobilien-Vermietungs KG, München	80,0	80,0	EUR	4358	-117
HYPO-REAL Haus- und Grundbesitz Gesellschaft mbH, München	100,0	100,0	EUR	273	[1]
IMMO I Immobilien + Mobilien Vermietungs GmbH & Co. KG, Wien	74,4	74,4			
Immobilia Rho s.r.o., Prag	100,0	100,0			
Immobilien Rating GmbH, Wien	99,0	99,0			
Immobilien Vermietungs GmbH, Wien	100,0	100,0			
Immobilien Vermietungs-Gesellschaft m.b.H. & Co. Radetzkystrasse KEG, Wien	100,0	100,0			

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
IMWA Gesellschaft für Immobilienverwaltung mbH, München	95,0	95,0			
Industrie-Immobilien-Verwaltung Gesellschaft m.b.H., Wien	99,9	99,9			
Informations-Technologie Austria GmbH, Wien	74,0	74,0	EUR	19028	-6681
Interpark Management GmbH & Co. KG, München	100,0	100,0	EUR	51	[1]
Interpark Management Verwaltungs GmbH, München	100,0	100,0			
Interra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	51	[1]
Irodahaz Tanácsado Kft, Budapest	100,0	100,0	HUF	-847583	-9736
Isar-Seine Immobilien GmbH, München	100,0				
IVONA Beteiligungsverwaltung GmbH, Wien	100,0	100,0			
KARNEOL s.r.o., Prag	100,0	100,0			
Keller Crossing L.P., Atlanta	100,0	100,0	USD	3549	203
KHR Projektentwicklungsgesellschaft mbH, München	100,0	100,0			
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße I KG, München	100,0	100,0	EUR	-9063	-1420
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße II KG, München	100,0	100,0	EUR	-7760	-89
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße III KG, München	100,0	100,0	EUR	-5810	-103
KHR Projektentwicklungsgesellschaft mbH & Co. Objekt Bornitzstraße KG, München	100,0	100,0	EUR	-19052	294
KLEA ZS-Immobilienvermietung G.m.b.H., Wien	<100,0	<100,0	EUR	2647	100
KLEA ZS-Liegenschaftsvermietung G.m.b.H., Wien	<100,0	<100,0	EUR	2566	106
KSG Karten-Verrechnungs- und Servicegesellschaft m.b.H., Wien	100,0	100,0	EUR	2815	2
Kunstforum Handelsgesellschaft m.b.H., Wien	100,0	100,0			
Ladon Verwaltungsgesellschaft mbH, München	100,0	100,0			
Landos Immobilien- u. Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, München	100,0	100,0	EUR	-11886	-265
Landos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
LB Capital, Inc., New York	100,0	100,0			
LB Fonds Beratungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	31454	4324
LB Holding Gesellschaft m.b.H., Wien	100,0	100,0	EUR	51471	2367
Leng Loi Limited, Hongkong	100,0		USD	207	204
LFL Luftfahrzeug Leasing GmbH, Hamburg	100,0	100,0	EUR	1037	-763
Life Management Erste GmbH, München	100,0	100,0			
Life Verwaltungs Erste GmbH, München	100,0	100,0			
Long Grove N.V. i.L., Willemstadt	100,0	100,0			
LWB Objekt GmbH & Co Zweite KG, Leipzig	100,0	100,0			
M.A.I.L. Alpha Real Estate Management s.r.o., Prag	100,0	100,0			
M.A.I.L. Beta Real Estate Management s.r.o., Prag	100,0	100,0			
M.A.I.L. Beteiligungsmanagement GmbH, Wien	100,0	100,0			
M.A.I.L. CEE Property Invest GmbH, Wien	100,0	100,0	EUR	1514	-4
M.A.I.L. Delta Real Estate Management s.r.o., Prag	100,0	100,0			
M.A.I.L. Finanzberatung GmbH, Wien	100,0	100,0	EUR	3769	-1313
M.A.I.L. Gamma Real Estate Management s.r.o., Prag	100,0	100,0			
M.A.I.L. Immobilien GmbH, Wien	100,0	100,0			
M.A.I.L. Immobilien Invest Prag Beta Verwaltungs-GmbH, Wien	100,0	100,0			
M.A.I.L. Immobilien Invest Prag I Verwaltungs GmbH, Wien	100,0	100,0			
M.A.I.L. Prag Property Invest GmbH & Co. Epsilon KEG, Wien	100,0	100,0			
M.A.I.L. Private Equity GmbH, Wien	100,0	100,0			
M.A.I.L. Private Equity GmbH & Co. Primera KEG, Wien	100,0	100,0			
M.A.I.L. Private Equity GmbH & Co. Sekunda KEG, Wien	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
M.A.I.L. Property Invest GmbH, Wien	100,0	100,0			
M.A.I.L. Property Invest GmbH & Co. Delta KEG, Wien	100,0	100,0			
M.A.I.L. Property Invest GmbH & Co. Gamma KEG, Wien	100,0	100,0			
M.A.I.L. Stratos Real Sp.z.o.o., Warschau	100,0	100,0			
M.A.I.L. Warschau Property Invest Alpha GmbH, Wien	100,0	100,0			
Maffei Vermögensverwaltung AG, Zürich	100,0	100,0	CHF	64	497
Magnus Info Systems Sp.z.o.o., Czluchow	87,5	87,5	PLN	-479	-5 495
MAIL Vermoegensberatung GmbH, Wien	100,0	100,0			
Manfred Handbüchler GmbH, Wien	100,0	100,0			
Marienplatz Großgarage GmbH, München	66,7	66,7	EUR	566	217
Maritime Sicherheiten GmbH, Hamburg	100,0	100,0			
Marivaturist d.d., Makarska	81,8	81,8	HRK	399 334	-24 236
Martin Schmälzle Grundstücksgesellschaft Objekt Wolfsburg KG, München	100,0	100,0			
Martius Investment Company, Dublin	100,0	100,0			
Maschinen + Anlagen Investitions-Leasing GmbH, Wien	100,0	100,0			
MC Marketing GmbH, Wien	51,0	51,0	EUR	524	360
MC Retail GmbH, Wien	100,0	100,0	EUR	-333	-368
Media Magnus Sp.z.o.o., Warschau	100,0	100,0			
Medien Blue Capital 1. Produktionsgesellschaft mbH, München	100,0	100,0			
Medien Blue Capital 2. Produktionsgesellschaft mbH, München	100,0	100,0			
Medien Blue Capital GmbH, München	100,0	100,0			
Medien Cartoon Verwaltungs GmbH i.G., Hamburg	100,0	100,0			
Mercator Industrie- und Büro-Center GmbH, München	100,0	100,0			
MERCATOR Industrie- und Büro-Center GmbH & Co. Verwaltungs KG, München	100,0	100,0	EUR	0	15 071
MERIAN Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0	EUR	25	[1]
Merkurhof Grundstücksgesellschaft mit beschränkter Haftung, Hamburg	100,0	100,0	EUR	12 007	369
MILLETERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
Mindelo Holdings B.V., Amsterdam	100,0	100,0			
MLI Münchener Leasing & Investition Elfte GmbH, München	100,0	100,0			
MLI Münchener Leasing & Investition Zehnte GmbH, München	100,0	100,0			
MLI Münchener Leasing & Investition Zwölfte GmbH, München	100,0	100,0			
MLI Münchener Leasing & Investition Siebte GmbH, München	100,0	100,0			
Mobility Concept GmbH, München	60,0	60,0	EUR	2 415	802
Monolith Rendszerház Informatikai Kft, Budapest	51,0	51,0			
Motion Picture Production GmbH, München	51,2	51,2			
Motor-Finanz GmbH, Bremen	100,0	100,0	EUR	79	[1]
Movie Market Beteiligungs GmbH, München	100,0	100,0			
Movie Market Dritte Produktions GmbH, München	100,0	100,0			
Movie Market Erste Produktions GmbH, Grünwald	100,0	100,0			
Movie Market Zweite Produktions GmbH, Grünwald	100,0	100,0			
Mulrangin Ireland, Dublin	100,0	100,0	EUR	5	1 214
Murau GmbH, Hamburg	100,0	100,0			
Mutnegra Beteiligungs- und Verwaltungs-GmbH, Hamburg	100,0	100,0			
MY Drei Handels GmbH, Wien	100,0	100,0			
MY Eins Handels GmbH, Wien	100,0	100,0			
MY Fünf Handels GmbH, Wien	100,0	100,0			
MY Vier Handels GmbH, Wien	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
MY Zwei Handels GmbH, Wien	100,0	100,0			
Nadinion Verwaltungsgesellschaft mbH, München	100,0	100,0			
New Century Kids Erste Filmproduktion GmbH & Co. KG, München	100,0	100,0			
New Century Kids Verwaltungsgesellschaft mbH, München	100,0	100,0			
NIB Norddeutsche Innovations-und Beteiligungs-gesellschaft mbH, Hamburg	100,0	100,0	EUR	15546	47
NRS Grundstücksverwaltungsgesellschaft mbH, München	100,0	100,0			
Olos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Olos Immobilien- und Projektentwicklungs GmbH & Co. Grundstücksentwicklungs KG, München	100,0	100,0	EUR	-2067	0
Olos Immobilien- und Projektentwicklungs GmbH & Co. Vermietungs KG, München	100,0	100,0	EUR	-745	497
Omnia Grundstücks-GmbH, München	100,0	100,0			
Omnia Grundstücks-GmbH & Co. Betriebs KG, München	100,0	94,0	EUR	-172	-202
Omnia Grundstücks-GmbH & Co. Objekt Eggenfeldener Straße KG, München	100,0	94,0			
Omnia Grundstücks-GmbH & Co. Objekt Haidenauplatz KG, München	100,0	94,0			
Omnia Grundstücks-GmbH & Co. Objekt Ostragehege KG, München	100,0	94,0	EUR	26	[1]
Omnia Grundstücks-GmbH & Co. Objekte Sylt KG, München	100,0	100,0			
OOO CA IB Corporate Finance Limited Liability Company, Moskau	100,0	100,0			
Örag Praha spol.s.r.o., Prag	100,0	100,0	CZK	104769	11318
Orestos Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	10149	[1]
Othmarschen Park Hamburg GmbH & Co. Centerpark KG, München	100,0	100,0	EUR	-14378	-982
Othmarschen Park Hamburg GmbH & Co. Gewerbepark KG, München	100,0	100,0	EUR	-26658	982
Othmarschen Park Hamburg Wohn- und Gewerbepark GmbH, München	51,0	51,0			
Palais Rothschild Vermietung GmbH, Wien	100,0	100,0			
Palais Rothschild Vermietungs GmbH & Co OEG, Wien	100,0	100,0	EUR	629	-1625
Parkhotel Radebeul Betriebsgesellschaft mbH, Radebeul	100,0	100,0			
PARUS Gesellschaft für Immobilienverwaltung mbH, München	100,0	94,0			
PATIO Beteiligungsverwaltung AG, Wien	65,4	65,4	EUR	4591	83
Paytria Unternehmensbeteiligungen Gesellschaft m.b.H., Wien	100,0	100,0			
PBK Investment Sp.z.o.o., Warschau	100,0	100,0			
PBK Inwestycje Spólka Akcyjna, Warschau	100,0	100,0	PLN	18656	178
PBK Leasing Spólka Akcyjna, Warschau	100,0	100,0	PLN	23127	4004
PBK Property Sp.z.o.o., Warschau	100,0	100,0	PLN	12857	175
Pegasus Bauträger GmbH, München	100,0	93,9	EUR	26	[1]
Pegasus Project Stadthaus Halle GmbH, München	100,0	93,9	EUR	26	[1]
Pension Consult Beratungsgesellschaft für Altersvorsorge mbH, München	100,0		EUR	-4193	-1.917
Perterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
Petrion Verwaltungsgesellschaft mbH, München	100,0	100,0			
Phantus Hotel Betriebsgesellschaft mbH i.L., München	100,0	100,0			
PKBL Spólka Akcyjna, Warschau	84,5	84,5			

Name und Sitz	Kapitalanteil in % insgesamt § 16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Plan Trade Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
PlanetHome AG, München (Stimmrechtsanteil: 99,8 %)	90,8		EUR	24 511	–262
PlanetHome GmbH, Wien	100,0	100,0	EUR	–334	–1 283
Plottos Verwaltungsgesellschaft mbH, München	100,0	100,0			
Portia Grundstücksverwaltungs-Gesellschaft mit beschränkter Haftung, München	100,0	100,0			
Primeo Fund Limited i.L., George Town	100,0	100,0	USD	16 503	31 962
ProEkoPlast Spolka Akcyjna, Wola Lask	99,5	99,5	PLN	2 307	–1 660
Prunus Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0	EUR	–7 419	–63
Quadraterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
Quinterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
RAILTERRA Immobilienverwaltungs GmbH, München	100,0	100,0			
Randus Beteiligungs GmbH, München	100,0	100,0	EUR	0	[1]
RE-St.Marx Holding GmbH, Wien	100,0	100,0			
Realty Thamova a.s., Prag	100,0	100,0			
REMU Grundstücksverwaltungsgesellschaft mbH, München	100,0	100,0	EUR	281	[1]
RHOTERRA Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
Richland Hills Center L.P., Dallas	100,0	100,0	USD	6 127	572
Rolin Grundstücksplanungs- und -verwaltungsgesellschaft mbH, München	100,0	100,0	EUR	3 736	–10
Roncasa Immobilien-Verwaltungs GmbH, München	90,0	90,0	EUR	–14 587	2 797
Rosedale Beheer B.V., Amsterdam	100,0	100,0			
Rosenbräu GmbH, München	100,0	100,0			
Rosenthal Beteiligungs GmbH, München	100,0	100,0	EUR	–1 432	–3 098
Rotus Immobilien-Verwaltungs GmbH, München	100,0	100,0	EUR	26	[1]
Rotus Immobilien-Verwaltungs GmbH & Co. Objekt Eggenfeldener Straße KG i.L., München	97,0	97,0	EUR	0	44 292
RR Fund, Dublin	100,0	100,0			
Rudolf Piber 2001 GmbH, Wien	100,0	100,0			
Salvatorplatz-Grundstücksgesellschaft mbH, München	100,0	100,0	EUR	890	151
Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Saarland, München	100,0	100,0	EUR	1 534	[1]
Saphira Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Saphira Immobilien- und Projektentwicklungs GmbH & Co. Frankfurt City West Office Center und Wohnbau KG, München	100,0	100,0			
SB nekretnine d.o.o., Split	100,0	100,0			
SCB Industriebeteiligungen 1989 Gesellschaft m.b.H., Wien	100,0	100,0	EUR	–10 586	2
Schäfflerhof Objekt-GmbH & Co. KG, München	100,0	100,0	EUR	3 612	[1]
Schäfflerhof Objektgesellschaft Beteiligungs-GmbH, München	100,0	100,0			
Schloßberg-Projektentwicklungs-GmbH und Co 683 KG, München	100,0	100,0			
Schoeller Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
Schoeller Leasing Gesellschaft mbH & Co. KG, Wien	100,0	100,0			
Schönefeld Wohn- und Gewerbebau GmbH, München	100,0	100,0			
Schönefeld Wohn- und Gewerbebau GmbH & Co. »Neues Wohnen« KG, München	100,0	100,0	EUR	–3 222	324

Name und Sitz	Kapitalanteil in % insgesamt § 16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Schönefeld Wohn- und Gewerbebau GmbH & Co. Dorfanger KG, München	90,0	90,0			
Selfoss Beteiligungsgesellschaft mbH, München	100,0	100,0			
SFB Stockerauer Finanzierungsberatungs- und Beteiligungsgesellschaft m.b.H., Stockerau	99,8	99,8			
SFS Financial Services GmbH, Wien	100,0	100,0			
SIA VereinsLeasing Riga, Riga	100,0	100,0			
Sigma Holding Ingatlanszolgaltato Kft, Budapest	95,0	95,0			
Simon Verwaltungs-Aktiengesellschaft i.L., Düsseldorf	<100,0		EUR	3 023	-176
Sirius Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0	EUR	-143 835	[1]
sm-end-2-end.de AG, München	100,0		EUR	1 896	27
Solos Immobilien- und Projektentwicklungs GmbH, München	100,0	100,0			
Solos Immobilien- und Projektentwicklungs GmbH & Co. Sirius Beteiligungs KG, München	100,0	100,0	EUR	-28 303	37
Sonnenbräu GmbH, München	100,0	100,0			
SR Immobilien Verwaltungs GmbH, München	100,0		EUR	2 925	71
ST Liegenschaftsverwertungs Aktiengesellschaft, Wien	99,8	99,8			
STARS Geschäftsführungs- und Verwaltungs-GmbH, Unterhaching	100,0				
STARS GmbH & Co. KGaA, Unterhaching	71,4				
Status Vermögensverwaltung GmbH, Hamburg	100,0	100,0			
STEL-Holding GmbH, Wien	100,0	100,0			
Stratos Real Sp.z.o.o, Warschau	100,0	100,0			
Structured Lease GmbH, Camin	100,0	100,0	EUR	1 473	-1 266
Synterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	93,9	EUR	26	[1]
T & P Frankfurt Development B.V., Amsterdam	87,5	87,5	EUR	-7 144	-47
T & P Vastgoed Stuttgart B.V., Amsterdam	87,5	87,5	EUR	-16 251	-36
Tai Tam Limited, London	100,0		USD	245	245
TC Projektverwaltungsges.m.b.H., Wien	100,0	100,0	EUR	-1 120	-1 135
TC Quarta Projektverwaltungsgesellschaft m.b.H., Wien	100,0	100,0			
TC TERTIA Projektverwaltungsgesellschaft mbH, Wien	100,0	100,0			
TC-PRIMA Projektverwaltungs Gesellschaft m.b.H., Wien	100,0	100,0	EUR	-1 444	-206
TC-SECUNDA Projektverwaltungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	-3 314	-1 679
TCHA Immobilien GmbH & Co. Friedrichstraße 204 KG, Berlin	80,0	80,0			
TCHA Immobilien Verwaltungs GmbH Berlin, Berlin	80,0	80,0			
Teledata Consulting und Systemmanagement Gesellschaft m.b.H., Wien	100,0	100,0	EUR	122	-684
TERRA Magna Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	25	[1]
TERRENO Grundstücksverwaltung GmbH, München	75,0	75,0			
TERRENO Grundstücksverwaltung GmbH & Co. Entwicklungs- und Finanzierungsvermittlungs-KG, München	75,0	75,0	EUR	-228 873	25 514
TERRENO Grundstücksverwaltung GmbH & Co. Objektgesellschaft Grillparzerstraße KG, München	75,0		EUR	-12 792	9
TERRENO Grundstücksverwaltung GmbH & Co. Objektgesellschaft Hallbergmoos I i.L., München	75,0		EUR	19	9 874
TERRENO Grundstücksverwaltung GmbH & Co. Objektgesellschaft Hallbergmoos II i.L., München	75,0		EUR	18	18 349
TERRENO Grundstücksverwaltung GmbH & Co. Objektgesellschaft Köln i.L., München	75,0	75,0	EUR	-18 053	274

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
Terronda Development B.V., Amsterdam	100,0	100,0	EUR	-227	190
The Harmony Limited Partnership, George Town	56,4	56,4	USD	44 939	2 832
The Rhapsody Limited Partnership, George Town	56,4	56,4	USD	45 501	2 682
Theta Fünf HandelsgmbH, Wien	100,0	100,0			
TL 1 Tank Leasing Verwaltungsgesellschaft mbH, Camin	100,0	100,0			
TL Dritte Tank Leasing Verwaltungsgesellschaft mbH,					
Hamburg	100,0	100,0			
TL Zweite Tank Leasing Verwaltungsgesellschaft mbH,					
Camin	100,0	100,0			
Tolmers Company, Dublin	100,0	100,0			
Transterra Gesellschaft für Immobilienverwaltung mbH,					
München	100,0	93,9	EUR	26	1
Treuconsult Beteiligungsgesellschaft m.b.H., Wien	100,0	100,0	EUR	99 106	3 924
Treuconsult Beteiligungsgesellschaft m.b.H. & Co Bürogebäude					
Obere Donaustraße 17–19 Revitalisierungs KG, Wien	100,0	100,0	EUR	-12 368	-38
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co.					
Arbeiterheim Favoriten Revitalisierungs KG, Wien	99,3	99,3	EUR	-13 995	-461
Treuconsult Beteiligungsgesellschaft m.b.H. u. Co.					
Wohnpark Paltaufgasse Vermietungs KG, Wien	74,5	74,5	EUR	9 831	-579
Treuconsult BeteiligungsgesmbH u. Co. Palais Leitenberger					
Revitalisierungs KG, Wien	83,9	83,9	EUR	-28 689	-1 515
Trinitrade Vermögensverwaltungs-Gesellschaft mit					
beschränkter Haftung, München	100,0				
Triple A Rating Advisors Beratung GmbH, Wien	100,0	100,0			
TRITERRA Gesellschaft für Immobilienverwaltung mbH,					
München	100,0	100,0	EUR	25	1
TSG EDV-Terminal-Service Ges.m.b.H., Wien	100,0	100,0			
Ubiterra Gesellschaft für Immobilienverwaltung mbH,					
München	100,0	100,0	EUR	-1 816	-1 456
Union Verwaltungs- und Treuhand-Gesellschaft mit					
beschränkter Haftung, Hamburg	100,0	100,0	EUR	376	1
Universale International Realitäten GmbH, Wien	100,0	100,0	EUR	88 053	24 325
Konzern mit Tochterunternehmen:					
Dritte Unipro Immobilien-Projektierungs GmbH & Co.					
Judith-Auer-Strasse KG, Berlin	100,0	100,0			
Dritte UNIPRO Immobilien-Projektierungs-					
gesellschaft m.b.H, Berlin	100,0	100,0			
Erste UNIPRO Immobilien-Projektierungs-					
gesellschaft m.b.H., Berlin	100,0	100,0			
Gordon Invest Szolgaltato es Tanacsaso Kft,					
Budapest	100,0	100,0			
GRUWA Grundbau und Wasserbau GmbH,					
Berlin	100,0	100,0			
IO-1 Building Sp.z.o.o., Warschau	100,0	100,0			
ISB Universale Bau GmbH, Brandenburg	100,0	100,0			
M.W. Hotelbesitz GmbH, Wien	100,0	100,0			
PMG Bauprojektmanagement Gesellschaft m.b.H. & Co.					
Finanzierungs OEG, Wien	100,0	100,0			
PMG Bauprojektmanagementgesellschaft m.b.H.,					
Wien	100,0	100,0			
Rana-Liegenschaftsverwertung AG, Wien	99,9	99,9			
U-Bau Holding GmbH & Co KEG, Wien	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
UIB Universale Bau Holding Gesellschaft m.b.H., Berlin	100,0	100,0			
Universale International Gesellschaft m.b.H., Wien	100,0	100,0			
Universale International Poland Sp.z.o.o., Warschau	100,0	100,0			
Universale International Projektmanagement GmbH, Berlin	100,0	100,0			
Universale International Projektszervezesi Kft., Budapest	100,0	100,0			
Universale International spol s.r.o., Prag	100,0	100,0			
Zapadni Trgovacki Centar d.o.o., Rijeka	100,0	100,0			
Zitna Building s.r.o., Prag	100,0	100,0			
Zweite Unipro Immobilien-Projektierungsgesellschaft m.b.H., Berlin	100,0	100,0			
Uraby Limited, Dublin	100,0	100,0			
US Office VII L.P., Dallas	100,0	100,0			
US Property Investments Inc., Dallas	100,0	100,0	USD	42790	2011
V.M.G. Vermietungsgesellschaft mbH, München	100,0	100,0	EUR	227	416
VBII Industrie und Immobilien GmbH, Hamburg	100,0	100,0	EUR	5811	129
VCI Volta Center Immobilienverwaltungs GmbH, München	100,0	100,0	EUR	–23786	0
VEGA Informatik Projekt Consult EDV-Softwareentwicklungsgesellschaft mbH, Wien	100,0	100,0			
Verba Verwaltungsgesellschaft mbH, München	100,0		EUR	2396	931
Vereinigte Papierindustrie- und Allgemeine Warenhandels-Aktiengesellschaft, Wien	57,5	57,5	EUR	3425	783
Vereinsbank Leasing International GmbH & Co KG, Hamburg	100,0	100,0			
Vereinsbank Leasing International Verwaltungsgesellschaft mbH, Hamburg	100,0	100,0			
VereinWest Overseas Finance (Jersey) Limited, St. Helier	100,0	100,0			
Verwaltungsgesellschaft Katharinenhof mbH, Hamburg	100,0	100,0	EUR	708	[1]
Vivaterra Gesellschaft für Immobilienverwaltung mbH, München	100,0	100,0	EUR	26	[1]
VOTIV Versicherungsvermittlungs-GesmbH, Wien	100,0	100,0			
VPI International Inc., Cincinnatti	80,0	80,0			
VUWB Investments Inc., New York	100,0	100,0	USD	1256	1041
VVB Gesellschaft zur Vermittlung von Finanzdienstleistungen mbH, München	100,0	80,0	EUR	511	–1314
VWP Facility Management Gesellschaft m.b.H., Götzis	100,0	100,0			
WAVE Solutions Hungary Bank es penzügytechnikai Tanacsada Kft., Budapest	100,0	100,0			
WBT Wohnpark Markhofgasse Vermietungs-GmbH, Wien	100,0	100,0	EUR	–2.203	–393
WEAG Leasing Gesellschaft m.b.H., Wien	100,0	100,0			
WEILBURG Grundstückvermietungsgesellschaft m.b.H., Wien	<100,0	<100,0	EUR	2475	69
Wiesen Festival and Concerts Veranstaltungs GmbH, Wiesen am Rosalienengebirge	51,0	51,0			
Wirtschaftsverein der Angestellten der Creditanstalt-Bankverein, reg. Gen.m.b.H., Wien	54,7	54,7			
ZETA Acht Handels GmbH, Wien	100,0	100,0			
ZETA Fünf Handels GmbH, Wien	100,0	100,0			
ZETA Neun Handels GmbH, Wien	100,0	100,0			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
2 Gemeinschaftsunternehmen (Joint Ventures)[4]					
2.1 At-Equity bewertete Gemeinschaftsunternehmen					
Im Teilkonzernergebnis der Bank Austria Creditanstalt Leasing GmbH, Wien (s.u. »Verbundene Unternehmen / in den Konzernabschluss einbezogen«) enthalten:					
HYCRO LEASING drusto s ograni enom odgovornos u za leasing, Zagreb	50,0	50,0			
2.2 Gemeinschaftsunternehmen von untergeordneter Bedeutung					
2.2.1 Kreditinstitute					
FSB FondsServiceBank GmbH, Unterhaching	50,0	50,0	EUR	12 880	0
2.2.2 Sonstige Unternehmen:					
Babcock&Brown GmbH, München	35,0		EUR	5 216	3 261
Bethmann Liegenschafts KG, Frankfurt/Main	50,0	50,0	EUR	11 135	2 261
GCE Power Limited, London	33,3	33,3			
Global Life Science Limited Partnership, St. Peter Port	25,0		EUR	21 428	-10 901
Heizkraftwerk Cottbus Verwaltungs GmbH, München	33,3		EUR	116	448
Heizkraftwerke-Pool-Verwaltungs-GmbH, München	33,3		EUR	140	562
Interfinanziaria S. A., Lugano	33,3	33,3	CHF	2 365	14
Kor Dagitim Pazarlama Ve Ticaret Anonim Sirketi, Istanbul	50,0	50,0	TRL	- 3 412 917 868	-1 196 116 529
M.A.I.L. Immobilien Gesellschaft m.b.H. & Co. KG, Wien	50,0	50,0			
memIQ AG i.L., Haar	46,7		EUR	5 706	-10 549
Projektentwicklung Schönefeld Verwaltungsgesellschaft mbH, Stuttgart	50,0	50,0			
SP Projektentwicklung Schönefeld GmbH & Co. KG, Stuttgart	50,0	50,0	EUR	27 077	-25
TC TrustCenter AG, Hamburg	50,0		EUR	15 921	-6 142
Udeko Handelsgesellschaft mbH, Luxemburg	24,9	24,9			
3 Assoziierte Unternehmen[4]					
3.1 At-Equity bewertete assoziierte Unternehmen					
3.1.1 Kreditinstitute					
Adria Bank Aktiengesellschaft, Wien	25,5	25,5	EUR	28 000	4 311
Bausparkasse Wüstenrot Aktiengesellschaft, Salzburg	27,1	27,1	EUR	256 932	-49 502
International Moscow Bank, Moskau	43,4		USD	196 653	58 073
Investkredit Bank AG, Wien	28,1	28,1	EUR	456 942	6 250
Oesterreichische Kontrollbank Aktiengesellschaft, Wien	49,1	49,1	EUR	227 043	16 603

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
3.1.2 Sonstige Unternehmen					
A & B Banken-Holding GmbH, Wien	49,1	49,1	EUR	620 768	21 273
Im Teilkonzernergebnis der Bank Austria Creditanstalt Leasing GmbH, Wien (s.u. »Verbundene Unternehmen / in den Konzernabschluss einbezogen«) enthalten:					
Bank Austria Creditanstalt Fuhrparkmanagement GmbH, Wien	50,0	50,0			
Bank Austria Leasing IMMORENT Immobilienleasing GmbH, Wien	50,0	50,0			
Die Erste-Immorent-Z-Einrichtungshausverwertungsgesellschaft m.b.H., Wien	33,2	33,2			
Eurolease Immorent Grundverwertungsgesellschaft m.b.H., Wien	50,0	50,0			
HYPO-BA Leasing Süd GmbH, Klagenfurt	50,0	50,0			
Immorent-Theta Grundverwertungsgesellschaft m.b.H., Wien	50,0	50,0			
IPG-Industriepark Györ Projektierungsgesellschaft m.b.H., Gerasdorf	40,0	40,0			
LBL drei Grundstückverwaltung Gesellschaft m.b.H., Wien	33,4	33,4			
Liba Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	50,0	50,0			
Neubau Augasse 9 Errichtungs- und Vermietungsgesellschaft m.b.H., Wien	50,0	50,0			
Objekt-Lease Grundstücksverwaltungsgesellschaft m.b.H., Wien	50,0	50,0			
Palatin Grundstückverwaltungs Gesellschaft m.b.H., Stockerau	50,0	50,0			
Purge Grundstücksverwaltungs-Gesellschaft m.b.H., Wien	50,0	50,0			
Rembra Leasing Gesellschaft m.b.H., Wien	50,0	50,0			
RIL II Raiffeisen Immobilien Leasing Ges.m.b.H., Wien	50,0	50,0			
Schul- und Amtsgebäude Grundstücksverwaltungsgesellschaft m.b.H., Graz	33,3	33,3			
Schulerrichtungsgesellschaft m.b.H., Wien	50,0	50,0			
Steyba Grundstücksverwaltungsgesellschaft m.b.H., Wien	50,0	50,0			
Z Leasing Metis Immobilien Leasing Gesellschaft m.b.H., Wien	50,0	50,0			
3.2 Assoziierte Unternehmen von untergeordneter Bedeutung					
3.2.1 Kreditinstitute					
»AirPlus« Air Travel Card Vertriebsgesellschaft m.b.H., Wien	33,3	33,3	EUR	10 517	528
Banco Interfinanzas S.A., Buenos Aires	50,0	50,0	ARS	126 689	−313 002
Kapital-Beteiligungs Aktiengesellschaft, Wien	20,0	20,0	EUR	8 511	−44
Österreichische Hotel- und Tourismusbank Gesellschaft m.b.H., Wien	50,0	50,0	EUR	28 276	400
Schwäbische Bank AG, Stuttgart	25,1		EUR	19 235	1 949

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs.4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
3.2.2 Sonstige Unternehmen					
»Gesfö« Gemeinnützige Bau- und Siedlungsgesellschaft m.b.H., Wien	25,0	25,0	EUR	4495	587
Amastria-CA Finanzierungsberatung Gesellschaft m.b.H., Wien	50,0	50,0			
Bavaria Finance Holdings, LLC, New York	49,0	49,0	USD	19842	-17048
BFAG – Holding Gesellschaft m.b.H, Wien	46,1	46,1	EUR	2620	2588
CA Global Property Internationale Immobilien AG, Wien	29,5	29,5	EUR	11280	0
DFA Deggendorfer Freihafen Ansiedlungs-GmbH, Deggendorf	50,0	50,0			
DFA Deggendorfer Freihafen Ansiedlungs-GmbH & Co. Grundstücks-KG, Deggendorf	50,0	50,0			
EBPP Electronic Bill Presentment and Payment GmbH, Wien	31,0	31,0	EUR	4078	-1633
Euro Synergies Management S.A., Paris	20,0				
Europacenter Kft, Budapest	50,0	50,0	HUF	391508	46522
Final S.A., Dabrowa Górnicza	35,2	35,2	PLN	9828	-4483
Hofgarten Grundbesitz Verwaltung GmbH, Berlin	49,6	49,6			
Hofgarten Real Estate B.V., Amsterdam	47,2	47,2	EUR	-21990	-182
itp Finanzservice Verwaltungsgesellschaft mbH, Salzkotten	30,0				
Kallco Projekt Donaufelderhof GmbH, Wien	40,0	40,0	EUR	-2402	-167
KB-Leasing Gesellschaft m.b.H., Linz	25,0	25,0			
Lambacher HITIAG Leinen Aktiengesellschaft, Stadl-Paura	45,6	45,6	EUR	3257	884
Mizuho Corporate Bank – BA Investment – Consulting GmbH, Wien	50,0	50,0			
MOC Verwaltungs GmbH, München	23,0	23,0			
MOC Verwaltungs GmbH & Co. Immobilien KG, München	23,0	23,0	EUR	-9526	543
MUC-Gewerbepark Hallbergmoos GmbH & Co. Grundstückserschließungs-KG i.L., München	40,0	40,0	EUR	-9454	3
Österreichische Wertpapierdaten Service GmbH, Wien	29,7	29,7			
Podlaskie Centrum Rolno-Towarowa S.A., Bialystok	28,1	28,1	PLN	10183	15
Polskie Sieci Teleinformatyczne S.A., Katowice	44,1	44,1			
Rudolf Lechner & Sohn Verlags- & Commissionsbuchhandlung Aktiengesellschaft (im Ausgleich) i.L., Wien	23,0	23,0			
S-Informatik Gesellschaft m.b.H., Wien	40,0	40,0			
Secaron AG, Hallbergmoos	24,9				
SK BV Grundstücksentwicklung GmbH & Co. KG, Köln	25,0	25,0			
SK BV Grundstücksentwicklung Verwaltung GmbH, Köln	50,0	50,0			
Sparkassen-Haftungs Aktiengesellschaft, Wien	28,3	28,3			
Tishman Speyer Berlin GmbH & Co. Friedrichstraße KG, Berlin	49,0	6,0	EUR	-273018	-13800
Towarzystwo Ubezpieczen na Zycie Royal PBK Spólka Akcyjna, Warschau	20,1	20,1	PLN	-1040	-34248
Tremonis GmbH, Brauerei-Nebenerzeugnisse, Dortmund	44,5	44,5	EUR	2244	273
Unitas Wohnbau Ges.m.b.H., Wien	49,0	49,0	EUR	-1057	-180
WED Holding Gesellschaft m.b.H., Wien	48,1	48,1	EUR	11548	1

[redacted]

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
4 Beteiligungen ohne maßgeblichen Einfluss mit einer Anteilsquote von 20% bis 50%[4]					
4.1 Kreditinstitute					
Bank Medici AG, Wien	25,0	25,0			
Clearing Bank Hannover AG i.L., Hannover	20,0	20,0	EUR	3371	−4008
Deutsche Schiffsbank AG, Bremen/Hamburg	20,0	20,0	EUR	401029	41150
Europay Austria Zahlungsverkehrssysteme GmbH, Wien	23,9	23,9	EUR	37248	12462
Hansa-Nord-Lux Managementgesellschaft, Luxemburg	50,0	50,0	EUR	1731	527
Notartreuhandbank AG, Wien	25,0	25,0	EUR	12967	3596
Venture Finanzierungsgesellschaft m.b.H. i.L., Wien	20,0	20,0			
Wiener Kreditbürgschaftsgesellschaft m.b.H., Wien	24,5	24,5	EUR	5051	−817
Wüstenrot stambena stedionica d.d., Zagreb	25,0	25,0	HRK	19846	956
4.2 Sonstige Unternehmen					
»Uni« Gebäudemanagement GmbH, Linz	50,0	50,0			
AdAstra Erste Beteiligungs GmbH, München (Stimmrechtsanteil: 15,0%)	49,0		EUR	−13088	−6241
Airport Munich Logistic and Services GmbH, München	49,0	49,0			
Allgemeine Baugesellschaft-A.Porr AG & Universale-Bau AG, OHG zur Errichtung von Eigentumswohnungen, Wien	50,0	50,0			
Allianz Immobilienfonds GmbH & Co. 2 KG, München	41,7	41,7			
AVW Albrecht Vermögensverwaltung Aktiengesellschaft, Buxtehude	44,6	44,6	EUR	16472	2441
BA-CA-Gebäudevermietungsgesellschaft m.b.H., Wien	50,0	50,0	EUR	593	516
Babcock&Brown Investment Management Partners LP, Dover	20,0		USD	−783	6908
Babcock&Brown LP, Dover	20,0		USD	184856	18873
baulog Baustellenlogistik Potsdamer Platz GmbH i.L., Berlin	24,0	24,0	EUR	1283	267
Bavaria Filmkunst GmbH, München	20,6		EUR	5534	276
BayBG Bayerische Beteiligungsgesellschaft mbH, München	22,5		EUR	83918	1830
BC European Capital VII-12 L.P., St. Peter Port	36,8		EUR	39446	−771
Beteiligung MPV Projektentwicklung GmbH, Hamburg	50,0	50,0			
Big Vent S.A., Warschau	26,0	26,0	PLN	2371	670
BioM Venture Capital GmbH & Co. Fonds KG, Planegg	23,5		EUR	6260	−2549
CALG 435 Grundstückverwaltung GmbH, Wien	50,0	50,0			
CBCB – Czech Banking Credit Bureau, a.s., Prag	20,0	20,0			
Center for business and culture AD, Dobrich	29,5	29,5			
Center Heinrich-Collin-Straße 1 Vermietungs GmbH, Wien	49,0	49,0			
CMP Fonds I GmbH, Berlin	32,7		EUR	27218	−742
Deutsche Structured Finance & Leasing GmbH & Co. Mira KG, Frankfurt/Main	39,2	3,8	EUR	−180	542
DIFMA Deutsches Institut für Facility Management GmbH, Nürnberg	25,0	25,0			
Dimitri J. Petsopoulos Ges.m.b.H, Athen	50,0	50,0			
Dospa Immobilien Leasing Gesellschaft m.b.H., Wien	25,0	25,0			
Drosbach Holding (Luxemburg) S.A., Luxemburg	25,0	25,0			
Engelbert Rütten Verwaltungsgesellschaft Kommanditgesellschaft, Düsseldorf	30,2				
Euro Synergies Founder S.A., Luxemburg	20,0		EUR	766	1110
evosoft Holding GmbH, Nürnberg	49,0	49,0	EUR	3244	1009

[redacted]

Name und Sitz	Kapitalanteil in %		Währung	Eigenkapital	Jahresergebnis
	insgesamt	davon		in Tausend	in Tausend
	§16 Abs. 4 AktG	mittelbar			
First Ship Leasing Ltd., Hamilton	20,0	20,0			
fluxx.com AG, Kiel	20,0	20,0	EUR	4778	–4689
FM Beteiligungs AG, Wien	50,0	50,0	EUR	14	–2638
formac Beteiligungsgesellschaft mbH, Hamburg	33,3	33,3	EUR	–4170	0
GermanIncubator Erste Beteiligungs GmbH, München (Stimmrechtsanteil: 9,9%)	39,6		EUR	–3414	–1744
Getränke Botzum GmbH, Hanau	50,0	50,0			
GI Ventures Aktiengesellschaft, München	20,8		EUR	1738	–623
Giro Bankkartya Rt., Budapest	25,4	25,4			
Golden Arrow Fund, Perth	23,7		AUD	28115	1932
H & E Holding GmbH & Co. KG, München	30,0	30,0	EUR	321	–4330
H & E Holding Verwaltungsgesellschaft mbH, München	30,0	30,0			
H.F.S. Immobilienfonds Deutschland 13 KG, München	38,5	38,5	EUR	–30292	–11706
Hanseatische Verlags-Beteiligungs Aktiengesellschaft, Hamburg	31,3	31,3	EUR	24500	200
Hawthornwood Partnership, Wilmington (Stimmrechtsanteil: 0 %)	73,8	73,8			
Hotel Rügen Betriebs- und Management GmbH, Frankfurt/Main	25,2	25,2			
HP IT-Solutions GmbH, Innsbruck	28,6	28,6			
HVBFF Immobilien-Fonds GmbH & Co Wohnungen Leipzig KG, München	46,4				
Immobilien Vermietungs GmbH & Co Projekt Gumpendorferstrasse 140 KEG, Wien	46,3	46,3			
Interbrau GmbH, Hamburg	42,0	42,0	EUR	1537	325
Kappa IT Ventures Beteiligungs GmbH, Bonn (Stimmrechtsanteil: 13,4%)	48,6		EUR	–3998	–649
KAPPA IT VENTURES Zweite Beteiligungs GmbH, Bonn (Stimmrechtsanteil: 27,6%)	38,6		EUR	–7117	–6113
Köhler & Krenzer Fashion AG, Ehrenberg	50,0	50,0	EUR	29780	3496
Leasing 439 GmbH, Wien	50,0	50,0			
Leasingverwaltung v.o.s., Prag	50,0	50,0			
LIBGV Erfrischungsgetränke Vertriebs GmbH, Teisendorf	20,0	20,0			
Licher Privatbrauerei Ihring-Melchior GmbH & Co.KG, Lich	24,8	24,8	EUR	30012	7696
Lloyds TSB Gatwickstraat B.V. No. 1, Amsterdam	25,0		GBP	203096	8806
Lorit Immobilien Leasing Gesellschaft m.b.H., Wien	25,0	25,0	EUR	–51300	63
Maritakis AG, Athen	25,0	25,0			
Miedzybankowe Centrum Gotowki Sp.z.o.o., Krakau	25,0	25,0	PLN	7700	384
mm LiegenschaftsbesitzgmbH, Wien	26,7	26,7	EUR	31433	–1201
Motion Picture Markets GmbH & Co KG, München	50,0	50,0			
Motion Picture Markets Holding GmbH, Grünwald	33,3	33,3			
Mozfund (Proprietary) Limited, Sandton (Stimmrechtsanteil: 12,5%)	40,0				
MPV Projektentwicklung GmbH & Co. Objekt Schwerin-Krebsförden KG, Hamburg	50,0	50,0			
Mühoga Münchner Hochgaragen Gesellschaft mit beschränkter Haftung, München	25,0	25,0	EUR	2373	1534
National Australia Group Europe Finance B.V., Amsterdam	25,0		GBP	340678	14635
OTEGAU Ostthüringer Entwicklungsgesellschaft mbH Arbeit und Umwelt, Gera	23,4				
P&U Büro- und Wohnparkerrichtungsges.m.b.H., Wien	40,0	40,0			
PHG POS – Handelsgesellschaft m.b.H., Wien	33,3	33,3			

Name und Sitz	Kapitalanteil in % insgesamt §16 Abs. 4 AktG	davon mittelbar	Währung	Eigenkapital in Tausend	Jahresergebnis in Tausend
Polska Prasa Lokalna Holding, Sniadowa	33,8	33,8	PLN	-2778	-2213
Project Management Team Sp.z.o.o., Warschau	21,7	21,7			
PTP Liegenschaftsentwicklung AG, Wien	25,0	25,0	EUR	1989	-757
Ramius Capital Group, L.L.C., New York (Stimmrechtsanteil: 0%)	24,9	24,9	USD	150600	23800
REAM Real Estate Asset Management GmbH, München	24,9				
REAM Real Estate Asset Management L.L.C., Wilmington	24,9				
REAM Real Estate Asset Management L.P., New York	24,7				
Saubermacher Dienstleistungs AG, Graz	50,0	50,0	EUR	12499	525
Sitlog GmbH, Schwandorf	26,0	26,0	EUR	732	561
Spardat Sparkassen-Datendienst Gesellschaft m.b.H., Wien	25,8	25,8			
Spree Galerie Hotelbetriebsgesellschaft mbH, München	50,0	50,0	EUR	277	-1518
Städtebauliche Entwicklungsgesellschaft Kelkheim/Ts mit beschränkter Haftung, Kelkheim/Taunus	40,0				
Technologie- und Gründerzentrum Gera GmbH, Gera	23,8				
The Global Life Science Ventures Fonds II GmbH & Co. KG, München (Stimmrechtsanteil: 0%)	27,4		EUR	5240	-3404
The St. Margarets Limited Partnership, George Town	20,9	20,9	USD	116966	5610
The Williams Group, L.P., New York (Stimmrechtsanteil: 0%)	22,0	22,0	USD	8855	-302
UBF Mittelstandsfinanzierungs AG, Wien	24,1	24,1	EUR	15292	-8404
VB Private Equity Fund I GbR, Hamburg	25,0	25,0	EUR	16402	-494
Wienerberger AG, Wien	31,9	31,9	EUR	952829	84618
Wika Leasing Gesellschaft m.b.H., Wien	25,0	25,0			
Wolny Obszar Gospodarczy Spolka Akcyjna, Gdynia	33,6	33,6			

Name und Sitz	Stimmrechtsanteil in % insgesamt	davon mittelbar § 16 Abs. 4 AktG
5 Beteiligungen an großen Kapitalgesellschaften, bei denen die Beteiligung 5% der Stimmrechte überschreitet und der Ausweis nicht bereits unter Anteilsbesitz ab 20% erfolgt ist		
Advanced Photonics Technologies AG, Bruckmühl	13,5	13,5
AKA Ausfuhrkredit-Gesellschaft mbH, Frankfurt/Main	13,3	0,4
Banca di Trento e Bolzano S.p.A., Trient	11,7	
Bank für Kärnten und Steiermark Aktiengesellschaft, Klagenfurt	8,0	8,0
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck	9,9	9,9
CA Versicherung AG, Wien	10,0	10,0
ConCardis Gesellschaft mit beschränkter Haftung, Frankfurt/Main	6,0	1,5
debis AirFinance B.V., Amsterdam	15,0	
EURO Kartensysteme Gesellschaft mit beschänkter Haftung, Frankfurt/Main	6,0	1,5
GZS Gesellschaft für Zahlungssysteme mit beschränkter Haftung, Frankfurt/Main	6,2	1,5
Herlitz AG, Berlin	13,1	
Krajowa Izba Rozliczeniowa S. A., Warschau	11,5	11,5
KWS Saat AG, Einbeck	15,0	
ProAreal GmbH, Wiesbaden	10,0	
Münchener Rückversicherungs-Gesellschaft AG, München	13,2	
Rhön-Klinikum AG, Bad Neustadt (Kapitalanteil: 18,5 %)	27,7	
Société Générale de Banques en Côte d'Ivoire S. A., Abidjan	5,1	
Société Générale de Banques au Sénégal S. A., Dakar	5,6	
Union Versicherungs-Aktiengesellschaft, Wien	10,0	10,0
Unternehmens Invest AG, Wien	13,0	13,0
Wschodni Bank Cukrownictwa SA, Lublin	11,0	11,0
Wüstenrot & Württembergische AG, Stuttgart	7,5	

Name und Sitz	Kapitalanteil der Bayerische Hypo- und Vereinsbank AG in %	Gezeichnetes Kapital in Mio €
6 Weitere ausgewählte Beteiligungen unter 20%		
6.1 Kreditinstitute		
Bayerische Garantiegesellschaft mbH für mittelständische Beteiligungen, München	10,5	0,4
BBB Bürgschaftsbank zu Berlin-Brandenburg GmbH, Berlin	4,8	2,9
Bürgschaftsbank Brandenburg GmbH, Potsdam	7,8	7,4
Bürgschaftsbank Mecklenburg-Vorpommern GmbH, Schwerin	4,2	8,1
Bürgschaftsbank Sachsen GmbH, Dresden	4,8	13,1
Bürgschaftsbank Sachsen-Anhalt GmbH, Magdeburg	6,5	8,3
Bürgschaftsbank Thüringen GmbH, Erfurt	8,7	12,9
Liquiditäts-Konsortialbank GmbH, Frankfurt/Main	4,5	200,0
6.2 Sonstige Unternehmen		
Allianz AG, Berlin und München[7]	3,2	982,4
BioM Aktiengesellschaft Munich Bio Tech Development, Planegg	9,1	2,6
BNL-Beteiligungsgesellschaft Neue Länder GmbH & Co. KG, Berlin	13,6	203,4
Börse Düsseldorf AG, Düsseldorf	3,0	5
Ergo Versicherungsgruppe Aktiengesellschaft, Düsseldorf	<5,0	196,3
MBG Mittelständische Beteiligungsgesellschaft Rheinland-Pfalz mbH, Mainz	8,7	2,9
Mittelständische Beteiligungsgesellschaft Berlin-Brandenburg GmbH, Potsdam	11,6	5,7
Mittelständische Beteiligungsgesellschaft Mecklenburg-Vorpommern, Schwerin	7,7	5,1
Mittelständische Beteiligungsgesellschaft Sachsen mbH, Dresden	11,8	10,4
Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mit beschränkter Haftung, Magdeburg	9,5	6,4
Mittelständische Beteiligungsgesellschaft Thüringen mbH, Erfurt	13,4	9,9
Saarländische Kapitalbeteiligungsgesellschaft mbH, Saarbrücken	8,7	0,8

Devisenkurse für 1 Euro zum 31.12.2003

Argentinien	1 Euro =	3,6520	ARS
Australien	1 Euro =	1,6802	AUD
Bosnien und Herzegowina	1 Euro =	1,95583	BAM
Bulgarien	1 Euro =	1,95583	BGN
Großbritannien	1 Euro =	0,7046	GBP
Hongkong	1 Euro =	9,8049	HKD
Japan	1 Euro =	135,05	JPY
Kroatien	1 Euro =	7,6983	HRK
Lettland	1 Euro =	0,6750	LVL
Polen	1 Euro =	4,7170	PLN
Rumänien	1 Euro =	41 117,–	ROL
Russische Föderation	1 Euro =	36,824	RUB
Schweiz	1 Euro =	1,5579	CHF
Serbien und Montenegro (Serbien)	1 Euro =	68,4861	CSD
Singapur	1 Euro =	2,145	SGD
Slowakische Republik	1 Euro =	41,161	SKK
Slowenien	1 Euro =	236,6903	SIT
Tschechische Republik	1 Euro =	32,41	CZK
Türkei	1 Euro =	1 771 638,–	TRL
Ukraine	1 Euro =	6,6622	UAH
Ungarn	1 Euro =	262,23	HUF
USA	1 Euro =	1,2630	USD

Anmerkungen und Erläuterungen:

Bei Prozentangaben, die mit einem < oder > versehen sind, ergibt sich der angegebene Zahlenwert durch kaufmännische Rundung auf eine Nachkommastelle. So entsprechen <100,0% beispielsweise 99,99% oder >0,0% beispielsweise 0,01%.

[1] Ergebnisübernahme durch Gesellschafter.

[2] Mit folgenden Gesellschaften hat die HypoVereinsbank AG Ergebnisabführungsverträge abgeschlossen:

Gesellschaft	Ergebnisübernahme in Tsd €
[2.1] Financial Markets Service Bank GmbH, München	0
[2.2] HVB Wealth Management GmbH, München	228 923
[2.3] HVB Immobilien AG, München	-126 559
[2.4] HVB Informations-Verarbeitungs-GmbH, München	1 123
[2.5] HVB Direkt Gesellschaft für Direktservice und Direktvertrieb mbH, München	186
[2.6] HVB Verwa 3 GmbH, München	- 2
[2.7] HVB Verwa 4 GmbH, München	780
[2.8] Food & more GmbH, München	304
[2.9] HVB Systems GmbH, München	2 892

[3] Die Gesellschaft ist gem. § 264b HGB von der Pflicht zur Aufstellung eines Jahresabschlusses nach den für Kapitalgesellschaften geltenden Vorschriften befreit.

[4] Soweit das Eigenkapital und das Jahresergebnis nicht genannt werden, unterbleiben die Angaben wegen § 286 Abs. 3 Satz 1 Nr. 1 HGB (untergeordnete Bedeutung) oder gemäß § 286 Abs. 3 Nr. 2 HGB (erheblicher Nachteil). Unabhängig davon sind bei Teilkonzernen grundsätzlich nur die jeweiligen Angaben des Konzerns genannt.

[5] Die Bayerische Hypo- und Vereinsbank AG fungiert bei dieser Gesellschaft als unbeschränkt haftender Gesellschafter. - Veröffentlichungspflicht gem. § 285 Nr. 11 a HGB.

[6] Verbundenes Unternehmen, da die HVB einen beherrschenden Einfluss via Geschäftsführung ausübt.

[7] Anteilsverkauf in 2004.

Herausgeber
Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Sitz München
80311 München
www.hvbgroup.com
Registergericht: München HRB 421 48

Gestaltung: Gottschalk+Ash Int'l

Satz: Max Vornehm GmbH
Druck: Druckerei Kriechbaumer

Druckfreigabe: 25. 3. 2004
Auslieferung: 6. 4. 2004

Printed in Germany

HVB Group

214,410,440 New No-Par Value Ordinary Bearer Shares of Bayerische Hypo- und Vereinsbank Aktiengesellschaft

(Incorporated in the Federal Republic of Germany)

Subscription Price: € 14 Per New Share

Bayerische Hypo- und Vereinsbank Aktiengesellschaft ("HypoVereinsbank", the "Bank" or the "Issuer" and, together with its consolidated subsidiaries, "HVB Group" or the "Group") is offering 214,410,440 new ordinary bearer shares, no-par value (the "New Shares"). The offering consists of an offering of New Shares to holders of HypoVereinsbank's existing ordinary shares through the subscription rights pertaining to the existing shares and with respect to any New Shares not subscribed for through the exercise of the subscription rights, to eligible investors as described in this International Offering Circular. The New Shares are being offered (1) in public offerings in Germany, Austria and Switzerland, (2) in private placements to certain institutional investors outside of the United States in reliance on Regulation S ("Regulation S") under the U.S. Securities Act of 1933, as amended (the "Securities Act") and in accordance with applicable securities laws ((1) and (2) together, the "International Offering") and (3) in the United States to qualified institutional buyers ("QIBs") as defined in Rule 144A under the Securities Act, ("Rule 144A") in reliance on applicable exemptions from the registration requirements of the Securities Act, as described below (the "U.S. Offering") (the offerings referred to in (1) through (3) together, the "Offering").

Every five existing HypoVereinsbank shares entitle their holder to receive two New Shares against payment of the subscription price. Subscriptions will be accepted for a whole number of New Shares only. The subscription price is € 14 per New Share, representing a discount of approximately 18% to the closing price of a HypoVereinsbank share of € 17.06 on the Frankfurt Stock Exchange on March 18, 2004.

If holders of the subscription rights wish to subscribe for New Shares, they must exercise their subscription rights during the period from March 23, 2004 to and including April 5, 2004. Subscription rights not exercised during this period will expire. The New Shares allocated to such unexercised subscription rights will be offered to eligible investors upon the terms and conditions described in this International Offering Circular.

The subscription rights will be listed on the official market *(amtlicher Markt)* of the Frankfurt Stock Exchange and on the Vienna Stock Exchange and traded during the period from March 23, 2004 to and including April 1, 2004. Beginning on March 23, 2004, existing ordinary shares of HypoVereinsbank will be traded on the official market of the Frankfurt Stock Exchange and the stock exchanges in Berlin-Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart (together, the "German stock exchanges") "without subscription rights" *("ex Bezugsrecht")*. Application has been made for admission of the New Shares to trading and listing on the official market segments of the German stock exchanges, including the Prime Standard sub-segment of the Official Market of the Frankfurt Stock Exchange. Admission is expected to be granted by April 2, 2004. Trading of the New Shares on all German stock exchanges is expected to commence on or about April 6, 2004. On or about the same date, trading in the New Shares is expected to commence on the Vienna Stock Exchange and the SWX Swiss Exchange, on both of which the existing ordinary shares of HypoVereinsbank are already listed. HypoVereinsbank also intends to apply for listing and trading of the New Shares on Euronext Paris, on which its existing ordinary shares are already listed.

Investing in the subscription rights or the New Shares involves risks. See "Risk Factors" beginning on page 16 to read about material factors investors should consider before investing in the subscription rights or the New Shares.

The subscription rights and the New Shares have not been and will not be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, and may only be exercised by, or offered or sold to, (i) within the United States, qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and (ii) outside the United States, certain persons in offshore transactions in reliance on Regulation S. The subscription rights and the New Shares are not transferable except in accordance with the restrictions described under "Notice to Investors."

The New Shares subscribed for through the exercise of subscription rights will be delivered on or about April 6, 2004 and the New Shares relating to rights that were not subscribed for, will be delivered on or about April 8, 2004.

The institutions named below (the "Underwriters") have agreed with HypoVereinsbank to subscribe for the New Shares, deliver New Shares to existing shareholders of HypoVereinsbank who exercise their subscription rights and place any New Shares not taken up in the subscription offering in private placements in Germany and elsewhere.

Joint Bookrunners
Joint Global Coordinators

HVB Corporates & Markets **JPMorgan** **Lehman Brothers**

Merrill Lynch International **Citigroup** **UBS Investment Bank**

The date of this International Offering Circular is March 19, 2004

This International Offering Circular is confidential and is being furnished by HypoVereinsbank in connection with an offering exempt from registration under the Securities Act solely for the purpose of enabling a prospective investor to consider an investment in New Shares, as described herein. This International Offering Circular may not be copied or reproduced, in whole or in part, nor may it be distributed or any of its contents be disclosed to anyone other than the prospective investor to whom it is being provided. Each offeree of the New Shares, by accepting delivery of this International Offering Circular, agrees to the foregoing.

The information contained in this International Offering Circular has been provided by HypoVereinsbank and other sources identified herein. No representation or warranty, express or implied, is made by the Underwriters named herein as to the accuracy or completeness of such information, and nothing contained in this International Offering Circular is, or shall be relied upon as, a promise or representation by the Underwriters, except with respect to the public offering in Germany, Austria and Switzerland. No person is to give any information or to make any representation in connection with the offering or sale of the New Shares other than as contained in this International Offering Circular. If any such unauthorized information is given or made, it must not be relied upon as having been authorized by HypoVereinsbank or any of the Underwriters or any of their respective affiliates or advisers or selling agents. Neither the delivery of this International Offering Circular nor any sale made hereunder shall under any circumstances imply that there has been no change in the affairs of HypoVereinsbank, its subsidiaries or HVB Group as a whole or that the information set forth herein is correct as of any date subsequent to the date hereof.

In connection with the Offering, for a period of 30 days from March 18, 2004, *i.e.* until April 16, 2004, J.P. Morgan Securities Ltd. or any person acting on its behalf may effect transactions with a view to supporting the market price of HypoVereinsbank's ordinary shares at a level that might not otherwise prevail. However, there is no obligation to undertake any such stabilizing measures and such stabilization measures, if commenced, may be discontinued at any time. Such transactions may be effected on any of the stock exchanges in Germany or elsewhere on which HypoVereinsbank's ordinary shares are listed in accordance with applicable law. As a result, the exchange or market price of ordinary shares of HypoVereinsbank may temporarily reach a level that is of limited duration.

The subscription rights and the New Shares have not been and will not be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction in the United States, and may not be offered, sold, pledged or otherwise transferred except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with any applicable state securities laws. The distribution of this International Offering Circular and the offering and sale of the New Shares in certain jurisdictions may be restricted by law. Persons into whose possession this International Offering Circular comes are required by HypoVereinsbank and the Underwriters to inform themselves about and to observe any such restrictions. This International Offering Circular does not constitute an offer of, or an invitation to purchase, any of the New Shares in any jurisdiction in which such offer or invitation would be unlawful. For a description of certain restrictions on the offer and sale and other transfers of the subscription rights and the New Shares, see "Notice to Investors" below.

Notice To New Hampshire Residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OR, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Notice To Investors

Because of the following restrictions, purchasers are advised to consult legal counsel prior to making any offer, resale, pledge or transfer of the subscription rights or of the New Shares offered hereby.

No actions have been taken to register or qualify the subscription rights or the New Shares or otherwise permit a public offering of the subscription rights or the New Shares in any jurisdiction other than in Germany, Austria and Switzerland.

Notice To Investors In The United States

The New Shares are being offered in the United States solely to QIBs in reliance on Rule 144A and outside the United States pursuant to Regulation S. The subscription rights and the New Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered, sold, pledged or otherwise transferred in, or to persons in, the United States except in accordance with an available exemption from registration under the Securities Act and in compliance with any applicable state securities laws.

Each person exercising subscription rights in, and each person purchasing New Shares in, the U.S Offering in reliance on Rule 144A will be required to deliver a QIB investment letter in which such person (among other things) represents and agrees as follows:

(1) The purchaser is, and at the time of any exercise by it of subscription rights will be, a QIB within the meaning of Rule 144A.

(2) The purchaser understands and acknowledges that neither the subscription rights nor any New Shares issuable upon exercise of the subscription rights have been or will be registered under the Securities Act, and that they may not be offered, sold or exercised, directly or indirectly, in the United States, other than in accordance with paragraph 4 below.

(3) The purchaser is exercising the subscription rights, and subscribing for the New Shares (i) for its own account, or (ii) for the account of one or more other QIBs for which it is acting as a duly authorized fiduciary or agent with sole investment discretion with respect to each such account and with full authority to make the acknowledgements, representations and agreements in the investment letter with respect to each such account (in which case it makes such acknowledgements, representations and agreements on behalf of such QIBs as well), in each case for investment and not with a view to any resale or distribution of any such subscription rights or of any New Shares issuable upon exercise of the subscription rights.

(4) The purchaser understands and agrees that, in the United States, the subscription rights may be exercised only by QIBs, and that offers and sales of the New Shares are being made in the United States only to QIBs pursuant to and in reliance on Rule 144A, and that if in the future it or any such other QIB for which it is acting, as described in paragraph 3 above, or any other fiduciary or agent representing such investor decides to offer, sell, deliver, hypothecate or otherwise transfer any subscription rights or New Shares issued upon the exercise of subscription rights, it, any such other QIB and any such other fiduciary or agent will do so only (i) pursuant to an effective registration statement under the Securities Act, (ii) to a person whom the holder and any person acting on its behalf reasonably believes is a QIB purchasing for its account or for the account of a QIB in a transaction meeting the requirements of Rule 144A, (iii) outside the United States pursuant to Rule 903 or Rule 904 of Regulation S in an "offshore transaction" (and not in a pre-arranged transaction resulting in the resale of such subscription rights or New Shares into the United States) or (iv) in the case of New Shares issued upon the exercise of subscription rights, in accordance with Rule 144 under the Securities Act and, in each case, in accordance with any applicable securities laws of any state or territory of the United States and of any other jurisdiction. The purchaser understands that no representation can be made as to the availability of the exemption provided by Rule 144 under the Securities Act for the resale of the New Shares.

(5) The purchaser understands that for so long as New Shares issued upon the exercise of subscription rights are "restricted securities" within the meaning of Rule 144 under the Securities Act no such New Shares may be deposited into any American depositary receipt facility established or maintained by a depositary bank, other than a restricted depositary receipt facility, and that such New Shares will not settle or trade trough the facilities of DTC or any other U.S. clearing system.

(6) The purchaser has received a copy of the International Offering Circular and has had access to such financial and other information concerning HypoVereinsbank as it has deemed necessary in connection with making its own investment decision to exercise subscription rights or purchase New

Shares. It has made its own independent investigation and appraisal of, without limitation, the business, financial condition, prospects, creditworthiness, status and affairs of HypoVereinsbank, the subscription rights and the New Shares. It understands that there may be certain consequences under U.S. and other tax laws resulting from an investment in the subscription rights and the New Shares and it has made such investigation and has consulted such tax and other advisors with respect thereto as it deemed appropriate. It acknowledges that neither HypoVereinsbank nor the underwriters named in the International Offering Circular (the "Underwriters") nor any person representing HypoVereinsbank or the Underwriters has made any representation, express or implied, to it with respect to HypoVereinsbank, the exercise of any subscription rights (or New Shares issuable upon the exercise of subscription rights) or the offering or sale of any New Shares not subscribed for through the exercise of the subscription rights other than as set forth in the investment letter or in the International Offering Circular which has been delivered to it, and upon which it is relying solely in making its investment decision with respect to the subscription rights and such New Shares. It has held and will hold any offering materials, including the International Offering Circular, it receives directly or indirectly from HypoVereinsbank in confidence, and it understands that any such information received by it is solely for it and not to be redistributed or duplicated by it. It acknowledges that it has read and agreed to the matters stated in the section "Notice to Investors" of the International Offering Circular.

(7) It, and each other QIB, if any, for whose account it is exercising subscription rights or acquiring New Shares, in the normal course of business, invest in or purchase securities similar to the New Shares, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of purchasing any of such subscription rights or such New Shares and is aware that it must bear the economic risk of an investment in any New Share for an indefinite period of time and it is able to bear such risk for an indefinite period and is able to sustain a complete loss of investment in the New Shares.

(8) It understands that these representations, warranties undertakings and acknowledgements are required in connection with U.S. securities laws and that HypoVereinsbank, its affiliates and the Underwriters will be relying on this letter and it irrevocably authorizes the Underwriters on its own behalf and on behalf of each beneficial owner of the securities being purchased by it, to rely on these representations and to produce this letter to any interested party in any administrative or legal proceedings or official enquiry with respect to the matters covered herein or in connection with any other requirements of law.

(9) It undertakes promptly to notify HypoVereinsbank and the Underwriters if, at any time prior to the delivery to it of any Rights or New Shares, any of the foregoing ceases to be true.

In addition, until 40 days after the commencement of the offering, any offer or sale of New Shares within the United States by any dealer (whether or not participating in the U.S. Offering and/or the International Offering) may violate the registration requirements of the Securities Act if such offer or sale is made other than in accordance with Rule 144A or another exemption from registration under the Securities Act.

From the date of this International Offering Circular until the 40th day after the date on which the New Shares are delivered (which is currently expected to occur on or around April 8, 2004), J.P. Morgan Chase Bank, as depositary for HypoVereinsbank's American Depositary Receipt facility, will not accept deposits of HypoVereinsbank shares in the facility, or permit pre-releases of American Depositary Shares from the facility, unless the shareholder certifies that it did not acquire the shares to be deposited in the Offering.

Notice To Investors In The United Kingdom

Each Underwriter has represented, warranted and agreed that:

(1) it has not offered or sold and, prior to the expiry of a period of six months from each Closing Date, will not offer or sell any subscription rights or New Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(2) it has only communicated and caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any subscription rights or New Shares in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the subscription rights and the New Shares in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the "Order") (all such persons together being referred to as "relevant persons"). The subscription rights and the New Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such subscription rights and New Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Notice To Investors In Belgium

The Offering Circular has not been notified to or approved by the Commission for Banking, Finance and Insurance ("Commission bancaire, financière et des assurances"/"Commissie voor het Bank-,Financie- en Assurantiewezen") and is therefore transmitted on a purely confidential basis. Accordingly, the New Shares may not be publicly offered for sale, sold or marketed in Belgium by means of a public offering under Belgian law. Any offer to sell the New Shares in Belgium will be permitted exclusively to either (i) persons who each subscribe for a minimum of EUR 250,000, or (ii) qualifying institutional investors, acting for their own account, and listed in Article 3, 2° of the Royal Decree of July 7, 1999. In addition, if an investor is a consumer within the meaning of Article 1.7 of the Law of July 14, 1991 on consumer protection and trade practices, a sale of New Shares must be made in compliance with the provision of such law and its implementing legislation.

Notice To Investors In France

This International Offering Circular has not been prepared in the context of a public offering of financial instruments in France within the meaning of Article L. 411-2 of the French *Code Monétaire et Financier*. Consequently, no offering circular (including this International Offering Circular or any amendment, supplement or replacement thereto) subject to the approval (*visa*) of the *Autorité des marchés financiers* has been prepared in connection with the Offering. The subscription rights and the New Shares may not be offered or sold to the public in France and neither this International Offering Circular, nor any other offering material or information contained therein relating to the subscription rights or the New Shares may be released, issued or distributed or caused to be released, issued or distributed to the public in France, or used in connection with any offering in respect of the subscription rights or the New Shares to the public in France. The Offering shall be made in France only to qualified investors (*investisseurs qualifiés*) acting for their own account as defined in article L. 411-2 of the French *Code Monétaire et Financier* and *Décret* no. 98-880 dated October 1, 1998. The direct or indirect resale to the public in France of any subscription rights or New Shares acquired by such qualified investors may be made only as provided by articles L. 412-1 and L. 621-8 of the *Code Monétaire et Financier* and applicable regulations thereunder. Persons into whose possession this International Offering Circular or any amendment, supplement or replacement thereto come must inform themselves about and observe any such restrictions. The Offering does not constitute a solicitation by anyone not authorized to so act and this International Offering Circular may not be used for or in connection with the Offering to solicit anyone to whom it is unlawful to make the Offering.

Notice To Investors In Italy

The Offering shall be made in Italy only to qualified investors ("*operatori qualificati*") as defined in Article 31 of Regulation No. 11522 of July 1, 1998, as amended, of the *Commissione Nazionale per le Società e la Borsa*. Accordingly, no offering circular (including this International Offering Circular or any amendment, supplement or replacement thereto) has been notified to or approved by *Commissione Nazionale per le Società e la Borsa* in connection with the Offering. The subscription rights and the New Shares may not be offered or sold to the public in Italy and neither this International Offering Circular, nor any other offering material or information contained therein, may be issued or distributed or caused to be released, issued or distributed to the public in Italy, or used in connection with any offering in respect of the subscription rights or the New Shares to the public in Italy. Any qualified investor purchasing subscription rights or New Shares in the Offering may do so for its own account or on behalf of other qualified investors and shall be solely responsible for ensuring that any such resale of the subscription rights or the New Shares occurs in compliance with applicable laws and regulations.

Notice To Investors In The Netherlands

The subscription rights and the New Shares may not be offered, sold, transferred, or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to individuals or legal entities who or that trade or invest in securities in the conduct of their profession or trade, which includes banks, pension funds, insurance companies, securities firms, investment institutions, other institutional investors and treasuries of large enterprises.

United States Taxation

The following is a general summary of the material U.S. federal income tax effects of the receipt of subscription rights (the "Subscription Rights") for a shareholder that is a U.S. Holder, as defined below, and a general summary of the tax treatment of an investment in New Shares.

A U.S. Holder's tax treatment can be affected by its individual circumstances. For example, special rules may apply if a U.S. Holder is resident or engaged in business in another country, maintains a functional currency other than the U.S. dollar, is subject to the alternative minimum tax, holds shares in connection with a conversion transaction, or is an insurance company, a tax-exempt organization, a financial institution, a securities dealer or a trader that marks securities to market. This summary does not discuss these special rules. The summary is based on the U.S. federal income tax rules in force on the date of this International Offering Circular, all of which are subject to change, possibly with retroactive effect. The summary does not discuss any state, local or non-U.S. tax rules. **U.S. Holders should consult their own tax advisers regarding the tax treatment of the Subscription Rights in light of each U.S. Holder's particular circumstances.**

For purposes of this discussion, the term U.S. Holder means a beneficial owner of the Subscription Rights that is, for U.S. federal income tax purposes, an individual that is a citizen or resident of the United States, a U.S. domestic corporation or any other entity or person generally subject to U.S. federal income tax on a net income basis.

Receipt of Subscription Rights

A U.S. Holder will not be subject to U.S. federal income taxation upon the receipt of Subscription Rights.

Basis

A U.S. Holder's basis in the Subscription Rights normally will be zero.

A U.S. Holder may elect to allocate its basis in the existing shares between those shares and the Subscription Rights based on their values on the date such U.S. Holder receives the Subscription Rights. Each U.S. Holder will be required to make such an allocation if the Subscription Rights are worth more than 15% of the value of the existing shares on that date. If a U.S. Holder makes such an allocation, it will affect the tax treatment of an exercise or sale of Subscription Rights. The allocation will be disregarded if such U.S. Holder allows a Subscription Right to expire. A U.S. Holder will not recognize loss, and such U.S. Holder's basis in such U.S. Holder's existing shares will not change, when a Subscription Right expires unexercised.

Holding Period

A U.S. Holder's holding period with respect to Subscription Rights will be the same as its holding period for the existing shares with respect to which the Subscription Rights were received.

Adjustments to Subscription Price or Conversion Ratio

Adjustments to the subscription price or the conversion ratio of the Subscription Rights, or the failure to make such adjustments, may result under certain circumstances in the receipt of taxable constructive dividends by holders of the Subscription Rights.

Exercise of Subscription Rights

The exercise of a Subscription Right will not be a taxable transaction for U.S. federal income tax purposes.

The basis of New Shares acquired by exercising Subscription Rights will equal the sum of the U.S. dollar equivalent of the subscription price and each U.S. Holder's basis, if any, in the Subscription Rights. The holding period of the New Shares so acquired will begin on the date such U.S. Holder exercises the Subscription Rights.

Sale of Subscription Rights

A U.S. Holder that sells Subscription Rights will recognize gain or loss in the same manner as if such U.S. Holder were to sell any other capital asset.

Information Reporting and Backup Withholding

Proceeds from the sale of Subscription Rights may be subject to information reporting to the Internal Revenue Service. In addition, a U.S. backup withholding tax may be imposed on specified payments to persons that fail to furnish required information. Backup withholding will not apply to a holder who furnishes a correct taxpayer identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. Any U.S. persons required to establish their exempt status generally may be do by filing Internal Revenue Service Form W-9, entitled Request for Taxpayer Identification Number and Certification.

Taxation of the New Shares

The following is a summary, under current law, of the principal German and U.S. federal income tax considerations relevant to an investment by a U.S. Holder, as defined above, in the New Shares. This summary applies to a U.S. Holder only if such holder is eligible for benefits as a U.S. resident under the current income tax convention between the United States and Germany (the "Treaty") in respect of the holder's investment in the New Shares. In general, a U.S. Holder will be eligible for such benefits if:

- such holder is not also a resident of the Federal Republic of Germany for German tax purposes;
- such holder is the beneficial owner of the New Shares (and the dividends paid with respect thereto);
- such holder holds the New Shares as a capital asset for tax purposes;
- such holder does not hold the New Shares in connection with the conduct of business through a permanent establishment, or the performance of personal services through a fixed base, in Germany; and
- such holder is not subject to an anti-treaty shopping provision in the Treaty that applies in limited circumstances.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder, and does not address the tax treatment of holders who are subject to special rules. HVB Group has assumed that holders are familiar with the tax rules applicable to investments in securities generally and with any special rules to which such holder may be subject. Each prospective holder should consult its own tax advisers regarding the tax consequences of the ownership of the New Shares in the light of its own particular circumstances.

In general, the German and U.S. federal income tax considerations relevant to an investment in the New Shares will be similar to the considerations relevant to investments in equity securities issued by other German corporations.

With regard to German taxation:

- dividends that a holder receives on the New Shares will generally be subject to German withholding tax at a rate of 21.1%, but each holder will be entitled to claim a refund from the German tax authorities to the extent the amount withheld exceeds the 15% rate provided under the Treaty;
- capital gains that a holder realizes on a sale or other disposition of the New Shares will not be subject to any German tax; and
- no German transfer, stamp, net worth, or other similar taxes will apply to a purchase, sale, or other disposition of the New Shares by a holder.

In order to obtain the refund of German withholding tax described above, each holder must file a claim with the German tax authorities. A claim form and instructions may be obtained from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W., Washington, D.C. 20007-1998.

With regard to U.S. federal income taxation:

- a holder must include the gross amount of cash dividends paid on the New Shares, without reduction for German withholding tax, in ordinary income on the date that such holder receives them, translating dividends paid in Euro into U.S. dollars using the exchange rate in effect on the date of receipt;
- subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual holder of New Shares generally will be subject to U.S. taxation at a maximum rate of 15% in respect of dividends received before 2009;
- dispositions of New Shares that a holder makes will generally give rise to capital gain or loss, which will be long-term capital gain or loss, subject to taxation at reduced rates for non-corporate taxpayers, if the New Shares were held for more than one year;
- German tax withheld from dividends will be treated, up to the 15% rate provided under the Treaty, as a foreign income tax that, subject to generally applicable limitations under U.S. tax law, is eligible for credit against a holder's U.S. federal income tax liability or, if a holder has elected to deduct such taxes, may be deducted in computing taxable income; and
- fluctuations in the dollar-Euro exchange rate between the date that a holder receives a dividend and the date that a holder receives a related refund of German withholding tax may give rise to foreign currency gain or loss, which is generally treated as ordinary income or loss for U.S. tax purposes.

Available Information

HypoVereinsbank currently furnishes certain information to the U.S. Securities and Exchange Commission (the "SEC") in accordance with Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and is currently one of the foreign private companies that claims exemption from the registration requirements of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) thereunder. For so long as any of the New Shares are "restricted securities" as defined in Rule 144(a)(3) of the Securities Act, during any time HypoVereinsbank is neither subject to Section 13 or 15(d) of the Exchange Act, nor exempt from the reporting requirements pursuant to Rule 12g3-2(b) thereunder, HypoVereinsbank will furnish, upon written request, to any holder or beneficial owner of any New Share or to any prospective purchaser designated by such holder or beneficial owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Enforcement Of Foreign Judgments

HypoVereinsbank is a company established under the laws of the Federal Republic of Germany ("Germany") with its seat in Germany, and none of the members of its supervisory board (*Aufsichtsrat*) or management board (*Vorstand*) are residents of the United States. It may, therefore, under certain circumstances not be possible for investors to enforce judgments (including judgments rendered on the basis of the civil liability provisions of the federal securities laws of the United States) of U.S. courts against HypoVereinsbank or members of its supervisory board or management board. There is no agreement currently in place between the United States and Germany concerning the mutual recognition and enforcement of judgments in the fields of civil and corporate law.

Market Price Information

The tables below set forth, for the periods indicated, the high and low actual closing sales prices for HypoVereinsbank's shares on the Frankfurt Stock Exchange (pre-spin-off prices, i.e., through September 2003, are not adjusted for the spin-off of Hypo Group).

Year	High	Low
	(EUR)	
1999	73.00	47.60
2000	74.20	54.70
2001	68.85	24.80
2002	42.50	11.11
2003	20.15	6.75

Year	High	Low
	(EUR)	
2001		
January through March	68.85	55.50
April through June	63.80	55.10
July through September	58.40	24.80
October through December	40.70	28.70
2002		
January through March	42.50	32.05
April through June	42.00	28.50
July through September	34.25	13.30
October through December	19.20	11.11
2003		
January through March	16.70	6.75
April through June	16.75	6.75
July through September	18.70	13.75
October through December	20.15	13.83

Month	High	Low
	(EUR)	
September 2003	18.70	14.25
October 2003	19.20	13.83
November 2003	19.80	17.30
December 2003	20.15	18.26
January 2004	22.20	18.38
February 2004	21.20	17.35

For information on exchange rates, please see "General Information—Currency Translation."

Summary of Certain Significant Differences Between IFRS and U.S. GAAP

HVB Group's consolidated annual and interim financial statements included have been prepared in conformity with International Financial Reporting Standards ("IFRS"), which differ in significant respects from those generally accepted in the United States ("U.S. GAAP"). U.S. GAAP is generally more prescriptive and comprehensive than IFRS regarding the recognition and measurement of transactions, account classifications and disclosure requirements. HVB Group has not prepared a reconciliation of its financial statements, and related footnote disclosures, included in this Offering Circular from IFRS to U.S. GAAP, and has not undergone a process to identify all differences between IFRS and U.S. GAAP. A brief description of certain significant differences between IFRS and U.S. GAAP is set out below. The organizations that promulgate IFRS and U.S. GAAP have projects ongoing that could have a significant impact on future comparisons such as this. This summary is not intended to provide a comprehensive listing of all existing or future differences between IFRS and U.S. GAAP, including those relating to HVB Group's consolidated financial statements.

Investments in Debt and Equity Securities; Impairment

According to IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"), which became operative for financial year beginning on or after 1 January 2001, debt, loans and receivables originated by an enterprise and equity securities are categorized as either trading, held to maturity, loans and receivables originated by the enterprise or available for sale. Trading securities are carried at fair value with changes reported in earnings. Held to maturity instruments are valued at amortized cost, less any write-downs for declines in fair values. Loans and receivables originated by the enterprise are carried at amortized cost.

by other-than-temporary declines must be charged to earnings. Such write-downs are charged to earnings, however, if conditions change, the write-downs can be written back through earnings.

Under U.S. GAAP, equity and debt securities are categorized as either trading, available for sale or held to maturity. Trading securities are carried at fair value with changes in fair value reported in earnings. Available-for-sale securities are also carried at fair value; however, changes in fair value are reported as a component of shareholders' equity. Debt securities that the bank has the intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost less any write-down for permanent impairment. There are no recoveries allowed for write-downs for permanent impairment.

Derivative Financial Instruments Used for Hedging Purposes and Not Held for Trading

IAS 39 distinguishes between two major types of hedge accounting. These are fair value hedges and cash flow hedges. To qualify for either type of hedge accounting specific criteria must be met. If fair value hedge accounting is applied, the hedging derivative is accounted at fair value and the fair value changes are reported in earnings. The carrying amount of the hedged item is adjusted for the gains and losses due to the hedged risk and the gains and losses are recorded in earnings. If cash flow hedge accounting is applied, the hedging derivative is recognized at fair value but—contrary to fair value hedge accounting—the fair value changes are recorded in equity. The release from equity depends on the occurrence of the hedged transaction.

Under U.S. GAAP, Statement of Financial Accounting Standards 133 ("SFAS 133"), as amended by SFAS 138, establishes criteria for the use of hedge accounting. As IAS 39, U.S. GAAP distinguishes between fair value and cash flow hedge accounting. The regulations under U.S. GAAP regarding the two types of hedge accounting are similar to IAS 39. The primary differences are that under U.S. GAAP, firm commitments qualify for fair value hedge accounting while under IFRS they can be treated as hedged items for a cash flow hedge.

Provisions for Loan Losses

Both under IFRS and U.S. GAAP, loans classified as held to maturity are carried at the contractual amount of the loan outstanding with premiums or discounts and loan fees being amortized over the life of the loan. Loan loss provisions are shown separately as a reduction of the loan balance. Under IFRS, loan loss provisions are provided for loans specifically identified as being uncollectable, as well as for loans not specifically identified but which experience indicates are uncollectable. IAS 30: Disclosures in the Financial Statements of Banks and Similar Financial Institutions ("IAS 30") expresses that the assessment of loan losses depends on the judgment of management and that it is essential that management applies its assessments in a consistent manner from period to period. In the note to its financial statements, a bank should disclose the accounting policy which describes the basis on which uncollectable loans are recognized as an expense and written off.

Under U.S. GAAP, the measurement of loan impairment is more prescriptive, requiring review of the forecasted cash flows from the loans, the loan's market price or, in certain circumstances, the value of underlying collateral. For this reason, as well as other differences, in practice accounting for provisions may differ under U.S. GAAP.

Accounting for Investments under the Equity Method

Under IFRS and U.S. GAAP, an investment should be accounted for using the equity method if the investor has significant influence over the investee. If the investor owns more than 20% of the voting capital of an investee, there is a presumption of significant influence unless that presumption can be overcome. Although similar, there are different definitions under IFRS and U.S. GAAP as to what constitutes significant influence. For that reason, in certain cases the treatment under IAS 28: Accounting for Investments in Associates may differ from U.S. GAAP.

Investment Property

Under U.S. GAAP there are no specific rules for investment property. Such property is accounted for in the same way as property, plant and equipment. The depreciated cost model must be applied.

Compliant with IAS 40, which became effective in 2001, investment property held by the Group to earn rental income or for capital appreciation, or both, has been reclassified from property, plant and equipment to investments. In respect of the subsequent measurement the new standard permits enterprises to choose

Leasing

The accounting guidance IAS 17: Leases ("IAS 17") is similar to that of SFAS No. 13: Accounting for Leases ("SFAS 13") and other related pronouncements under U.S. GAAP; that is, both standards prescribe similar lease accounting approaches based on whether a lease transfers substantially all of the risks and rewards incident to ownership of the leased property. However, the guidance in IAS 17 is broader and less specific than that of U.S. GAAP and often requires judgmental or subjective determinations to be made. SFAS 13 generally is more formula-driven than IAS 17, and also provides more specific and extensive accounting guidance in many areas. Certain lease contracts may be treated differently under U.S. GAAP.

Other Provisions

Both IFRS and U.S. GAAP have specific guidance related to the accounting and disclosure for provisions and contingencies. Under IFRS and U.S. GAAP the rules for provisions and contingencies are similar, although minor differences exist, such as in restructuring provisions. The rules to account for restructuring programs are more stringent under U.S. GAAP. IFRS requires a legal or constructive obligation for the restructuring event. Under U.S. GAAP, management approval and commitment to the restructuring plan, in addition to the satisfaction of various other criteria, are required to qualify for such accounting.

Treasury Shares

The interpretation SIC-16 of the IFRSB's International Financial Reporting Interpretations Committee requires that treasury shares should be presented in the balance sheet as a deduction from capital and that no gain or loss should be recognized in the income statement on the sale, issuance or cancellation of treasury shares.

Under U.S. GAAP, shares of the bank's stock owned by the bank are recorded as treasury stock. Treasury stock is presented as a reduction of stockholders' equity and is recorded at cost.

Trading Profit

Both under IFRS and U.S. GAAP, trading assets and trading liabilities are marked-to-market with changes reported in earnings as trading profit. In addition, under IFRS, interest and dividend income and funding costs and commission income that is related to trading activity are shown on a combined basis as trading profit in the statement of earnings.

Under U.S. GAAP, interest income, dividend income, funding costs (interest expense) and commission income are shown as individual items in the statement of earnings.

Income Taxes

IAS 12 (revised 2000): Income Taxes ("IAS 12") utilizes essentially the same temporary differences concept and methodology as required under SFAS No. 109. However, there are differences in the application of IAS 12 and SFAS No. 109. In respect of the measurement of deferred income taxes there is the difference that under U.S. GAAP the applicable tax rates and tax laws must have been enacted while under IFRS it is appropriate to use the tax rates and tax laws which have been substantively enacted.

Under IFRS a deferred tax asset should be recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Under U.S. GAAP a deferred tax asset should be recognized for all deductible temporary differences and a valuation allowance should be recognized if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Consolidation of Special Purpose Entities

The Interpretation SIC-12 of the IFRSB's International Financial Reporting Interpretations Committee requires the consolidation of special purpose entities ("SPEs") where the substance of the relationship indicates that the putative parent controls the SPE. Indicia of control arise where the SPE conducts its activities on behalf of the parent, or the parent has the decision making power or other rights to obtain the majority of the benefits of the SPE, or the parent has the majority of the residual or ownership risk of the SPE

Under U.S. GAAP, the requirements for consolidation of SPEs are different from the requirements under IFRS. Financial Accounting Standards Board ("FASB") Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") was issued in January 2003 and, as delayed and revised by the revisions published by the FASB in December 2003 to FIN 46, referred to as FIN 46R, defines an entity to be a "variable interest entity" ("VIE") for accounting purposes if it lacks sufficient controlling equity at risk, and from this perspective a traditional consolidation analysis based on the accounting convention of majority voting control would result in the deconsolidation of an entity where substantial risk remains with the company. FIN 46 requires a company to consolidate entities as the primary beneficiary if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties or if the equity investors lack essential characteristics of a controlling financial interest. Securitization vehicles that are qualifying special purpose entities ("SPEs") under U.S. GAAP are excluded from the new rule and remain unconsolidated. FIN 46 also leads to the deconsolidation of certain entities, primarily investment vehicles and trusts associated with trust preferred securities that are sponsored by the company, but where the investors bear the economic risks. Under IFRS, the determination of whether to consolidate entities that under FIN 46 and FIN 46R would be considered VIEs, as well as SPEs, remains subject to the traditional IFRS analysis that is based on majority control.

Accounting for Business Combinations

Under IFRS, business combinations are generally accounted for as acquisitions. IFRS requires that the purchase method of accounting be used to portray the financial effect of an acquisition. IFRS severely restricts the circumstances in which transactions may be recognized as a pooling of interests. The date of acquisition is the date on which the acquirer obtains control over the acquired entity.

U.S. GAAP require the use of the purchase method of accounting for all business combinations. The date of acquisition is the date on which assets are received or securities are issued.

In respect of accounting for goodwill, significant differences between IFRS and U.S. GAAP have existed since the issuance of SFAS Nos. 141 and 142. While under IFRS there is a rebuttable assumption that the useful life of goodwill does generally not exceed 20 years, goodwill under U.S. GAAP should not be amortized but should be tested for impairment at least annually at the reporting unit level. The impairment charge is the result of a two-step impairment result. Under IFRS, goodwill should be amortized over its useful life whereas an impairment review is required only under certain circumstances.

There are further differences in measurement (such as in cost of acquisition), presentation and disclosure between IFRS and U.S. GAAP, but they are not significant.

Table of Contents

General Information

Responsibility for the Offering Circular

Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich ("HypoVereinsbank" or the "Bank" and, together with its consolidated subsidiaries, "HVB Group" or the "Group") and the companies listed in the section "Underwriting" (the "Underwriters") assume responsibility for the contents of this offering circular (*Verkaufsprospekt*, the "Offering Circular") pursuant to Section 13 of the German Securities Sales Prospectus Act (*Verkaufsprospektgesetz*) in conjunction with Sections 44 et seq. of the German Stock Exchange Act (*Börsengesetz*) and hereby declare that to their knowledge the information contained in this Offering Circular is true and accurate in all material respects and no material facts have been omitted. Notwithstanding Section 11 of the German Securities Sales Prospectus Act, neither the Bank nor the Underwriters are under any statutory obligation to update this Offering Circular.

Inspection of Documents

All documents referred to in this Offering Circular, to the extent that they concern the Bank, as well as future annual reports and interim reports of HVB Group, are available from, or may be inspected during customary business hours on any working day at the offices of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Arabellastrasse 12, 81925 Munich, Germany.

Subject Matter of the Offering Circular

This Offering Circular relates to 214,410,440 no-par value ordinary bearer shares from the capital increase against cash contributions from authorized capital with subscription rights, which was resolved by the Management Board on February 25, 2004, with the approval of the Supervisory Board granted on the same day, and registered with the commercial register on March 1, 2004, each with a notional nominal value of the Bank's share capital of € 3.00 per share and entitling its holder to full dividend rights as of January 1, 2004 (hereinafter referred to as the "New Shares"). The subscription price was initially set at an amount of at least € 14 per New Share by resolution of the Management Board of February 25, 2004, with the approval of the Supervisory Board granted on the same day. By resolution of the Management Board of March 18, 2004, with the approval of the Supervisory Board granted on the same day, the final subscription price was set at € 14 per New Share.

Forward-Looking Statements

This Offering Circular contains certain forward-looking statements relating to the business, financial performance and results of HVB Group and the industry in which it operates. Forward-looking statements concern future circumstances and results and other statements that are not historical facts, which sometimes may be identified by words such as "believes," "expects," "predicts," "intends," "projects," "plans," "estimates," "aims," "foresees," "anticipates," "targets," and similar expressions. Such statements reflect HypoVereinsbank's current views with respect to future events and are subject to risks and uncertainties. In this Offering Circular, forward-looking statements include, among others, statements relating to:

- the implementation of the Group's strategic initiatives and the effects of these initiatives;
- the development of aspects important to the Group's results of operations;
- certain financial targets HypoVereinsbank has set for itself and/or the Group;
- HVB Group's expectations of the impact of risks that affect the Group's business, including the risks of loss on the Group's credit exposures and the risks relating to changes in interest and currency exchange rates and in asset prices; and
- other statements relating to the Group's future business development and economic performance and general economic trends and developments.

These forward-looking statements are based on HypoVereinsbank's current plans, estimates, projections, expectations and certain assumptions that, although reasonable at this time, may prove to be erroneous.

Prospective investors should not place undue reliance on these forward-looking statements. Many factors could cause HVB Group's actual performance, results or achievements to be materially different from any future performance, results or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

- changes in general economic and business conditions;
- changes and volatility in currency exchange rates, interest rates and asset prices;
- changes in governmental policy and regulation and political and social conditions;
- changes in HVB Group's competitive environment;
- changes in HVB Group's credit ratings;
- the success of HVB Group's acquisitions, divestitures, mergers and strategic alliances;
- the risk that HVB Group may not fully realize the benefits it anticipates from any cost control, risk management or other business plans or strategies that HVB Group has initiated;
- other factors that are discussed in more detail under "Risk Factors" below; and
- factors that are not known to HVB Group at this time.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, events described in this Offering Circular might not occur or actual results may vary materially from those described in this Offering Circular as anticipated, believed, estimated or expected, and HypoVereinsbank or HVB Group may therefore not be able to achieve its financial targets and strategic objectives. HypoVereinsbank does not intend, and does not assume any obligation, to update forward-looking statements or industry or customer information set forth in this Offering Circular.

Presentation of Financial Information

This Offering Circular contains (i) audited consolidated financial statements (including the notes thereto) of HVB Group as of and for the years ended December 31, 2003 and 2002 (including comparative figures as of and for the year ended December 31, 2001) and the financial review and risk report (*Konzernlagebericht*) of HVB Group for its fiscal year 2003 (the "HVB Group Financial Statements"), and (ii) audited unconsolidated financial statements (including the notes thereto) and the management report (*Lagebericht*) of HypoVereinsbank for the year ended December 31, 2003 (the "HypoVereinsbank Financial Statements"). The HVB Group Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS") — formerly International Accounting Standards ("IAS"). As required by German law, the HypoVereinsbank Financial Statements were prepared in accordance with accounting principles generally accepted in Germany as principally described in the German Commercial Code (*Handelsgesetzbuch*) and other applicable German law ("German GAAP"). German GAAP differs in certain respects from IFRS. Certain material differences in accounting under IFRS and German GAAP are described in the notes to the 2003 HVB Group Financial Statements under "Exempting Consolidated Financial Statements in Accordance with IFRS".

In 2003, HVB Group spun off substantial portions of its commercial real estate financing business to a newly formed and legally separate group (the "Hypo Real Estate Group"). The spin-off became legally effective on September 29, 2003, with retroactive effect for accounting purposes as of January 1, 2003. In connection with the spin-off, HVB Group also transferred several non-German commercial real estate loan portfolios to Hypo Real Estate Group. The financial information as of and for the year ended December 31, 2003, which is included in the 2003 HVB Group Financial Statements, reflects the spin-off and the related portfolio transfers. In anticipation of the spin-off, the commercial real estate financing activities of HVB Group that were transferred to Hypo Real Estate Group as part of, or in connection with, the spin-off (except for HVB Group's commercial real estate loan portfolio in the United States) were reported as a discontinuing operation under the name "Hypo Group" in the 2002 HVB Group Financial Statements (and for purposes of the 2001 comparative figures). The financial information provided for "HVB Group (pro forma)" or "New HVB Group (pro forma)" as of and for the years ended December 31, 2002 and 2001 have been prepared under the assumption as if the spin-off and the related portfolio transfers (except for the transfer of HVB Group's U.S. commercial real estate loan portfolio) occurred on January 1, 2002 (for purposes of the 2001 comparative figures: January 1, 2001). In this Offering Circular, the pro forma financial information related to Hypo Group and HVB Group as of and for the year ended December 31, 2002 (including comparative figures as of and for the year ended December 31, 2001) is referred to as "Pro Forma Financial Information." In the HVB Group Financial Statements for the years 2003 and 2002, HVB Group without the spun-off (2003) or discontinued operation (2002 and comparative figures 2001) Hypo Group is reported as "New HVB Group". The financial information as of and for the years ended December 31, 2002 and 2001 relating to New HVB Group is

General Information

Responsibility for the Offering Circular

Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich ("HypoVereinsbank" or the "Bank" and, together with its consolidated subsidiaries, "HVB Group" or the "Group") and the companies listed in the section "Underwriting" (the "Underwriters") assume responsibility for the contents of this offering circular (*Verkaufsprospekt*, the "Offering Circular") pursuant to Section 13 of the German Securities Sales Prospectus Act (*Verkaufsprospektgesetz*) in conjunction with Sections 44 et seq. of the German Stock Exchange Act (*Börsengesetz*) and hereby declare that to their knowledge the information contained in this Offering Circular is true and accurate in all material respects and no material facts have been omitted. Notwithstanding Section 11 of the German Securities Sales Prospectus Act, neither the Bank nor the Underwriters are under any statutory obligation to update this Offering Circular.

Inspection of Documents

All documents referred to in this Offering Circular, to the extent that they concern the Bank, as well as future annual reports and interim reports of HVB Group, are available from, or may be inspected during customary business hours on any working day at the offices of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Arabellastrasse 12, 81925 Munich, Germany.

Subject Matter of the Offering Circular

This Offering Circular relates to 214,410,440 no-par value ordinary bearer shares from the capital increase against cash contributions from authorized capital with subscription rights, which was resolved by the Management Board on February 25, 2004, with the approval of the Supervisory Board granted on the same day, and registered with the commercial register on March 1, 2004, each with a notional nominal value of the Bank's share capital of € 3.00 per share and entitling its holder to full dividend rights as of January 1, 2004 (hereinafter referred to as the "New Shares"). The subscription price was initially set at an amount of at least € 14 per New Share by resolution of the Management Board of February 25, 2004, with the approval of the Supervisory Board granted on the same day. By resolution of the Management Board of March 18, 2004, with the approval of the Supervisory Board granted on the same day, the final subscription price was set at € 14 per New Share.

Forward-Looking Statements

This Offering Circular contains certain forward-looking statements relating to the business, financial performance and results of HVB Group and the industry in which it operates. Forward-looking statements concern future circumstances and results and other statements that are not historical facts, which sometimes may be identified by words such as "believes," "expects," "predicts," "intends," "projects," "plans," "estimates," "aims," "foresees," "anticipates," "targets," and similar expressions. Such statements reflect HypoVereinsbank's current views with respect to future events and are subject to risks and uncertainties. In this Offering Circular, forward-looking statements include, among others, statements relating to:

- the implementation of the Group's strategic initiatives and the effects of these initiatives;
- the development of aspects important to the Group's results of operations;
- certain financial targets HypoVereinsbank has set for itself and/or the Group;
- HVB Group's expectations of the impact of risks that affect the Group's business, including the risks of loss on the Group's credit exposures and the risks relating to changes in interest and currency exchange rates and in asset prices; and
- other statements relating to the Group's future business development and economic performance and general economic trends and developments.

These forward-looking statements are based on HypoVereinsbank's current plans, estimates, projections, expectations and certain assumptions that, although reasonable at this time, may prove to be erroneous.

Prospective investors should not place undue reliance on these forward-looking statements. Many factors could cause HVB Group's actual performance, results or achievements to be materially different from any future performance, results or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others:

- changes in general economic and business conditions;
- changes and volatility in currency exchange rates, interest rates and asset prices;
- changes in governmental policy and regulation and political and social conditions;
- changes in HVB Group's competitive environment;
- changes in HVB Group's credit ratings;
- the success of HVB Group's acquisitions, divestitures, mergers and strategic alliances;
- the risk that HVB Group may not fully realize the benefits it anticipates from any cost control, risk management or other business plans or strategies that HVB Group has initiated;
- other factors that are discussed in more detail under "Risk Factors" below; and
- factors that are not known to HVB Group at this time.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, events described in this Offering Circular might not occur or actual results may vary materially from those described in this Offering Circular as anticipated, believed, estimated or expected, and HypoVereinsbank or HVB Group may therefore not be able to achieve its financial targets and strategic objectives. HypoVereinsbank does not intend, and does not assume any obligation, to update forward-looking statements or industry or customer information set forth in this Offering Circular.

Presentation of Financial Information

This Offering Circular contains (i) audited consolidated financial statements (including the notes thereto) of HVB Group as of and for the years ended December 31, 2003 and 2002 (including comparative figures as of and for the year ended December 31, 2001) and the financial review and risk report (*Konzernlagebericht*) of HVB Group for its fiscal year 2003 (the "HVB Group Financial Statements"), and (ii) audited unconsolidated financial statements (including the notes thereto) and the management report (*Lagebericht*) of HypoVereinsbank for the year ended December 31, 2003 (the "HypoVereinsbank Financial Statements"). The HVB Group Financial Statements were prepared in accordance with International Financial Reporting Standards ("IFRS") — formerly International Accounting Standards ("IAS"). As required by German law, the HypoVereinsbank Financial Statements were prepared in accordance with accounting principles generally accepted in Germany as principally described in the German Commercial Code (*Handelsgesetzbuch*) and other applicable German law ("German GAAP"). German GAAP differs in certain respects from IFRS. Certain material differences in accounting under IFRS and German GAAP are described in the notes to the 2003 HVB Group Financial Statements under "Exempting Consolidated Financial Statements in Accordance with IFRS".

In 2003, HVB Group spun off substantial portions of its commercial real estate financing business to a newly formed and legally separate group (the "Hypo Real Estate Group"). The spin-off became legally effective on September 29, 2003, with retroactive effect for accounting purposes as of January 1, 2003. In connection with the spin-off, HVB Group also transferred several non-German commercial real estate loan portfolios to Hypo Real Estate Group. The financial information as of and for the year ended December 31, 2003, which is included in the 2003 HVB Group Financial Statements, reflects the spin-off and the related portfolio transfers. In anticipation of the spin-off, the commercial real estate financing activities of HVB Group that were transferred to Hypo Real Estate Group as part of, or in connection with, the spin-off (except for HVB Group's commercial real estate loan portfolio in the United States) were reported as a discontinuing operation under the name "Hypo Group" in the 2002 HVB Group Financial Statements (and for purposes of the 2001 comparative figures). The financial information provided for "HVB Group (pro forma)" or "New HVB Group (pro forma)" as of and for the years ended December 31, 2002 and 2001 have been prepared under the assumption as if the spin-off and the related portfolio transfers (except for the transfer of HVB Group's U.S. commercial real estate loan portfolio) occurred on January 1, 2002 (for purposes of the 2001 comparative figures: January 1, 2001). In this Offering Circular, the pro forma financial information related to Hypo Group and HVB Group as of and for the year ended December 31, 2002 (including comparative figures as of and for the year ended December 31, 2001) is referred to as "Pro Forma Financial Information." In the HVB Group Financial Statements for the years 2003 and 2002, HVB Group without the spun-off (2003) or discontinued operation (2002 and comparative figures 2001) Hypo Group is reported as "New HVB Group". The financial information as of and for the years ended December 31, 2002 and 2001 relating to New HVB Group is reported on a pro forma basis. In the 2003 HVB Group Financial Statements, HVB Group including Hypo

Group (*i.e.*, prior to the spin-off) is referred to in part as "Old HVB Group". For a discussion of the assumptions and pro forma adjustments underlying the Pro Forma Financial Information, see "Pro Forma Financial Information—Introduction."

In certain cases, information included in this Offering Circular is derived from statutory reports and from statistical information reported to the German Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) ("BaFin"), its predecessor, the German Banking Supervisory Authority (*Bundesaufsichtsamt für das Kreditwesen*), or the German Central Bank (*Deutsche Bundesbank*) for regulatory purposes. Such information is compiled as part of HVB Group's financial reporting and management information systems. In addition, this Offering Circular contains certain selected statistical information of HypoVereinsbank's 77.5%-owned subsidiary Bank Austria Creditanstalt AG ("Bank Austria Creditanstalt"), which has been derived from unconsolidated financial information of Bank Austria Creditanstalt prepared according to Austrian GAAP and from statutory reports and statistical data reported to the Austrian National Bank (*Oesterreichische Nationalbank*) for regulatory purposes. See "Selected Statistical Information—Unconsolidated Selected Statistical Information—Bank Austria Creditanstalt."

The Bank's fiscal year ends on December 31. References in this Offering Circular to any specific fiscal year are to the twelve-month period ended December 31 of such year.

In this Offering Circular, references to "€", "EUR" and "Euro" are to the lawful currency of the member states of the European Union (including the Federal Republic of Germany) that have adopted the single currency in accordance with the Treaty establishing the European Community, as amended by the Treaty on the European Union. References to "U.S. dollars", "dollars", "US$" or "USD" are to the lawful currency of the United States of America, and references to "PLN" or "Polish Zloty" are to the lawful currency of the Republic of Poland. In this Offering Circular, all references to "billions" are references to one thousand millions. Due to rounding, the numbers presented throughout this Offering Circular may not add up precisely, and percentages may not precisely reflect absolute figures.

Currency Translation

A significant portion of HypoVereinsbank's revenues and expenses is denominated in currencies other than Euro, primarily in U.S. dollars and Polish Zloty. For a discussion of the impact of exchange rate fluctuations on HVB Group's financial condition and results of operations, see "Operating and Financial Review and Prospects—Introduction—Effects of Currency Fluctuations" and "Risk Factors—Risks Relating to HVB Group's Business—HVB Group's Transactions in Currencies Other than the Euro and its Operations Outside the Euro Zone Give Rise to Foreign Currency Translation Risks."

Except as otherwise stated, amounts appearing in this Offering Circular that were converted into Euro from other currencies were converted in accordance with the principles described in the HVB Group Financial Statements.

The following tables set forth, for the periods indicated, the average, high, low and period-end Euro reference exchange rates of the European Central Bank ("ECB") for U.S. dollars (expressed in USD per EUR 1.00) and Polish Zloty (expressed in PLN per EUR 1.00), respectively. No representation is made that U.S. dollars or Polish Zloty could have been, or could be, converted into Euro at these rates.

	USD per EUR			
Year or month	Average	High	Low	Period-End
2001	0.8956	0.9545	0.8384	0.8813
2002	0.9455	1.0487	0.8578	1.0487
2003	1.1311	1.2630	1.0377	1.2630
January 2004	1.2613	1.2828	1.2373	1.2384
February 2004	1.2646	1.2858	1.2418	1.2418

	PLN per EUR			
Year or month	Average	High	Low	Period-End
2001	3.6721	3.9383	3.3433	3.4953
2002	3.8574	4.2250	3.4872	4.0210
2003	4.3995	4.7047	3.9865	4.7019
January 2004	4.7128	4.7749	4.6747	4.7749
February 2004	4.8569	4.9346	4.7804	4.8721

Presentation of Industry and Customer Data

This Offering Circular contains industry and customer data and calculations that were extracted from industry reviews, market research reports, publicly available information and commercial publications. Commercial publications generally state that the information contained therein has been taken from sources which are assumed to be reliable, but that the accuracy and completeness of such information is not guaranteed and that the calculations contained therein are based on a number of assumptions. Such data and calculations have not been independently verified, nor has the appropriateness of such assumptions been questioned, by HVB Group and the Underwriters.

Many of HVB Group's customers maintain customer relationships with multiple banking institutions. For this reason, HVB Group's customers may be counted by other financial institutions as their customers as well. As a result, calculations of customer shares based on the number of customers may involve the counting of a single customer multiple times, each time by a different institution. In addition, if a customer deals with HVB Group in more than one of its banks (for example, the customer is a client of both HypoVereinsbank and Bank Austria Creditanstalt), that customer normally would be counted more than once in the Group's aggregate totals. For corporate groups, HVB Group counts each separate legal entity that has a banking relationship with HVB Group as a separate customer.

Summary of the Offering Circular

The following summary is qualified in its entirety by, and should be read in conjunction with, the detailed information contained elsewhere in this Offering Circular, including the information contained in "Risk Factors" and "Operating and Financial Review and Prospects," as well as in the HVB Group Financial Statements including the Notes thereto. This summary does not purport to contain all of the information which a prospective investor should take into account before investing in the shares of HypoVereinsbank.

HVB Group

HVB Group is one of Europe's leading providers of banking services. Based on consolidated assets of € 479 billion at December 31, 2003, HVB Group is the second largest bank in Germany. The parent company of HVB Group is HypoVereinsbank, which was formed by the merger of Bayerische Vereinsbank AG and Bayerische Hypotheken- und Wechsel-Bank AG in 1998.

As of December 31, 2003, HVB Group had a client base of more than 10 million customers. HVB Group offers a comprehensive range of banking and financial products and services to a broad range of customer groups in the retail, corporate and public sectors. The range of products and services offered by HVB Group includes mortgage loans, consumer banking services, business loans, private banking, foreign trade finance, corporate finance, investment products and advisory services, securities underwriting, brokerage and trading, and asset management.

HypoVereinsbank is one of only three private sector banks in Germany with the status of a mixed mortgage bank, meaning it is allowed to engage in commercial banking as well as mortgage banking activities, including the issuance of *Pfandbriefe* to refinance mortgage and municipal loans. In Austria, HVB Group offers a full range of financial and banking products and services through Bank Austria Creditanstalt, Austria's largest bank based on total assets as of December 31, 2003. In Central and Eastern Europe, HVB Group has a presence in 16 countries and is focused on further growth.

The headquarters of HVB Group are in Munich, Germany. As of December 31, 2003, HVB Group had a network of 693 branches in Germany, 421 branches in Austria, 895 branches in Central and Eastern Europe, and 53 branches and representative offices elsewhere in the world. The Group had a total of 60,214 employees worldwide as of December 31, 2003: 27,359 in Germany, 13,038 in Austria, 18,107 in Central and Eastern Europe, and 1,710 elsewhere in the world.

In the year ended December 31, 2002, HVB Group operated at a loss for the first time, incurring an operating loss of € 638 million (HVB Group (pro forma) 2002: € 613 million), reflecting, among other things, a decline in net interest income and a substantial increase in provisions for losses on loans and advances. In 2003, the HVB Group launched an extensive strategic initiative and restructuring program bearing the name "Transformation 2003." For further information on the Group's transformation program in 2003, see "Business of HVB Group—Introduction—Transformation 2003 Program."

Following the completion of its transformation program, HVB Group reported an operating profit of € 1,432 million for fiscal year 2003, representing an increase compared to the previous year of approximately € 2 billion. In addition to lower provisions for losses on loans and advances (minus € 979 million as compared to HVB Group (pro forma) 2002), reduced administrative expenses (minus € 525 million as compared to HVB Group (pro forma) 2002) and increased operating revenues (plus € 541 million as compared to HVB Group (pro forma) 2002) also contributed to this result.

In the 2003 fiscal year, HVB Group nonetheless reported a net loss before taxes of € 2,146 million (HVB Group (pro forma) 2002: net loss before taxes of € 853 million) and a net loss adjusted for minority interests of € 2,639 million (HVB Group (pro forma) 2002: net loss adjusted for minority interests of € 809 million). HVB Group's net loss was primarily due to the impairment charges resulting from the difference between the recoverable amounts and the book values of HVB Group's holdings in listed companies and, in addition thereto, non-scheduled amortization of goodwill (in particular with respect to Bank Austria Creditanstalt) and the risk shield provided for Hypo Real Estate Bank AG. These negative extraordinary effects amounted to a total of € 3,351 million. After taking positive extraordinary effects into account (in particular gains realized from the sale of subsidiaries), extraordinary effects had a net negative impact on the Group's net income in 2003 of € 2,756 million. For further information about extraordinary effects, see "Operating and Financial Review and Prospects—Year Ended December 31, 2003 Compared with Year Ended December 31, 2002—Overview."

If neither positive nor negative extraordinary effects had existed, HVB Group would have reported net income before taxes in the amount of € 610 million (instead of an actual net loss before taxes of € 2,146 million) for fiscal year 2003. HVB Group's cost/income ratio (based on operating revenues) for fiscal year 2003 has substantially improved compared to the previous year (HVB Group (pro forma) 2002: 72.0%) and amounted to 63.0% (excluding positive extraordinary effects: 66.0%). HVB Group's BIS core capital ratio has also improved compared to the previous year (HVB Group (pro forma) 2002: 5.1%) and amounted to 5.9%. Without taking into account the negative extraordinary effects resulting from the impairment of available-for-sale investments, HVB Group's BIS core capital ratio would have totaled 6.8% as of December 31, 2003.

HVB Group Strategy: Growing with Europe

After concluding its Transformation 2003 program, the HVB Group, with its strategy program "Growing with Europe", seeks to strengthen its leading position in its core markets of Germany, Austria and Central and Eastern Europe. In particular, HVB Group intends to sustainably increase its profitability through consistently focusing on a customer and results-driven approach. The principal objectives of HVB Group's strategy program are to:

- ***Increase its operating profitability:*** In order to achieve an improvement of its operating profitability, the Group seeks to increase the proportion of commission income in its core business areas through, for example, stepping up the cross-selling of products and services throughout the Group. In its lending business, HVB Group seeks to increase margins by consequently applying risk-adjusted pricing. Furthermore the Group seeks to sell more higher-margin treasury and capital markets products. In general, HVB Group intends to strengthen the focus of its banking business on private and corporate customers in its core markets Germany, Austria and Central and Eastern Europe.
- ***Sharpen its business profile:*** HVB Group aims to further streamline its internal organization and to reduce operating expenses. The internal integration of the Group is intended to be increased and the operations and central processes of the Group are intended to be further rationalized. Through the planned full integration of Vereins- und Westbank AG, the Group seeks further streamline its German operations and to strengthen its distribution power.
- ***Continue to improve its capital and risk management:*** HVB Group intends to allocate its capital resources to its core business in accordance with a goal-oriented and results-driven approach. The Group intends to keep its risk-weighted assets at their current level. To further reduce market risks associated with shareholdings, the Group plans to continue the reduction of non-strategic shareholdings and cross-shareholdings, which it began in connection with its transformation program in 2003.

Summary of the Offering

Subscription Offer	Based on the authorization pursuant to Article 5(2) of the articles of association of HypoVereinsbank, the Management Board resolved on February 25, 2004, with the approval of the Supervisory Board granted on the same day, to increase the share capital of HypoVereinsbank of € 1,608,866,100.00 by € 643,231,320.00 to € 2,252,097,420.00 by issuing 214,410,440 New Shares with full dividend entitlement beginning with fiscal year 2004. The implementation of the capital increase was registered with the commercial register on March 1, 2004. The Underwriters subscribed for the New Shares and agreed to offer them to the existing shareholders of HypoVereinsbank at a ratio of 5:2 and a subscription price of € 14 per share.
Exercise of Subscription Rights	To avoid exclusion from the exercise of their subscription rights, shareholders of HypoVereinsbank are requested to exercise their subscription rights during the period from March 23, 2004 up to and including April 5, 2004. Shareholders of HypoVereinsbank may subscribe for two New Shares for every five old shares of HypoVereinsbank at a subscription price of € 14 per share. The subscription price is due and payable by the purchasers not later than April 5, 2004.
Rights Trading	The subscription rights (ISIN DE 0003682290 / WKN 368229) will be traded on the official market (*amtlicher Markt*) of the Frankfurt Stock Exchange and the official market of the Vienna Stock Exchange during the period from and including March 23, 2004 up to and including April 1, 2004.
Placement of Unsubscribed Shares	Any New Shares not subscribed for in the subscription offer will be disposed of by the Underwriters by way of private placements in Germany and elsewhere.
Lock-up Agreements	HypoVereinsbank has agreed with the Underwriters that, to the extent legally permitted, without the prior consent of J.P. Morgan Securities Ltd. and Lehman Brothers International (Europe), which may not be unreasonably withheld or delayed, it will not, within a period expected to last until October 8, 2004, issue or, directly or indirectly, sell, offer, contract to sell, otherwise transfer or dispose of, pledge or create or grant any other security interest in, shares of the Bank, options on such shares or securities convertible into or exchangeable for such shares or which carry the right to purchase such shares; to announce a capital increase from authorized capital; to initiate a capital increase (other than for the purpose of issuing shares under any existing employee stock ownership programs, a capital increase from own funds, the acquisition of a company or shareholding, the formation of a joint venture, or the sale of treasury shares outside the stock exchange, if and to the extent the other party assumes the aforementioned obligations) or to enter into any other transaction (including derivatives transactions) the economic effect of which would be similar to that of the measures described above. This lock-up agreement does not apply to shares of the Bank that are held by the Bank for trading purposes pursuant to Section 71(1) no. 7 of the German Stock Corporation Act, shares or other securities acquired in the market after the completion of the Offering, transactions within the HVB Group, the execution of trades in shares or other securities in connection with trading activities of customers and market-making activities undertaken by the Bank or its subsidiaries in the ordinary course of trading.

	Münchener Rückversicherungs-Gesellschaft AG ("Munich Re", and together with its consolidated subsidiaries "Munich Re Group") has undertaken to the Bank and the Underwriters that it will not, for a period of three months from the commencement of trading in the New Shares on the stock exchanges at Frankfurt/Main and Munich (*i.e.*, presumably up to and including July 6, 2004) but in any event not for longer than until July 31, 2004, sell or offer shares of the Bank held by it or its affiliates, or sell or offer securities entiteling their owners to demand shares of the Bank on the basis of conversion, option or other rights. The obligation contained in the preceding sentence does not apply to sales to affiliates of Munich Re, shares held for trading purposes and the sale of any amount of shares acquired during the capital increase in excess of the previous holding of 137,690,260 shares. Furthermore, the sale of shares of the Bank for purposes of economically hedging a short sale of subscription rights is also allowed. For further information on trading activities of HypoVereinsbank with Munich Re Group in connection with this Offering, see "The Offering—Trading Activities with Major Shareholders."
Listing	Application has been made for admission of the New Shares to listing on the official market segments of the stock exchanges in Berlin-Bremen, Dusseldorf, Frankfurt/Main (Prime Standard), Hamburg, Hanover, Munich and Stuttgart. Admission is expected to be granted on or about April 2, 2004. It is expected that the New Shares will be included in the existing trading of the shares on all German stock exchanges, the Vienna Stock Exchange and the SWX Swiss Exchange on April 6, 2004.
Delivery	The New Shares will be represented by a global share certificate deposited with Clearstream Banking AG, Frankfurt/Main. The New Shares subscribed for in the subscription offer will be delivered following the completion of the subscription period, i.e. presumably on or around April 6, 2004 and the New Shares sold in the private placement will be delivered following the completion of the private placement, i.e. presumably on or around April 8, 2004, in each case in book-entry form. Shareholders do not have any right to receive individual share certificates.
Use of Proceeds	HypoVereinsbank intends to use the net proceeds from this offering for general financing purposes within the Bank and the HVB Group.
ISIN	DE 0008022005
WKN	802200
Trading Symbol	HVM

Summary Financial and Other Data of HVB Group

The summary financial and other data set forth below are derived from, and should be read in conjunction with, the HVB Group Financial Statements and the Pro Forma Financial Information, as well as the section "Operating and Financial Review and Prospects" as well as further unaudited historical data, all of which are contained elsewhere in this Offering Circular. The HVB Group Financial Statements as of and for the years ended December 31, 2003 and 2002 (including comparative figures as of and for the year ended December 31, 2001) have been audited by KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("KPMG"). To the extent that the Pro Forma Financial Information forms part of the HVB Group Financial Statements, it has been included in KPMG's audit. Pro Forma Financial Information that is not included in the HVB Group Financial Statements is unaudited. See "General Information—Presentation of Financial Information."

	As of and for the year ended December 31,			
	2003	2002 *(pro forma)*[1]	2002 *(actual)*	2001
	audited, unless indicated otherwise (€ in million, except selected ratios, per share and other data)			
Income Statement Data				
Net interest income after provisions for losses on loans and advances	3,568	2,644	2,852	5,257
Net commission income	2,795	2,672	2,684	2,877
Trading profit	820	787	787	592
General administrative expenses	6,371	6,896	7,076	7,716
Operating profit (loss)	1,432	(613)	(638)	1,495
Net income (loss) before taxes	(2,146)	(853)	(821)	1,549
Income taxes	296	(3)	37	582
Net income (loss)	(2,442)	(850)	(858)	967
Net income (loss) adjusted for minority interest	(2,639)	(809)	(829)	938
Balance Sheet Data				
Balance sheet total	479,455	535,815	691,157	728,551
Placements with, and loans and advances to, other banks[3]	52,842	57,552	73,867	89,499
Loans and advances to customers[4]	283,525	314,854	409,938	431,060
Allowances for losses on loans and advances	(11,361)	(12,206)	(13,716)	(12,471)
Investments	53,000	65,807	101,998	114,493
Deposits from other banks	112,964	136,419	143,361	134,624
Minority interest	2,476	678	813	3,050
Shareholders' equity	10,312	11,253	14,230	25,110
Selected Ratios				
Return on equity (excluding change in valuation of financial instruments) after tax[5] (%)	(19.7)	(5.4)	(4.4)	4.9
Return on equity (excluding change in valulation of financial instruments) after tax (excluding amortization of goodwill)[6] (%)	(11.2)	(2.8)	(2.3)	6.5
Cost-income ratio (based on earnings from ordinary activities)[7] (%)	(97.4)	73.9	70.4	68.0
Cost-income ratio (based on operating revenues)[8] (%)	(63.0)	72.0	69.1	68.4
Ratio of net commission income to total operating revenues[9] (%)	(27.6)	27.9	26.2	25.5
Provisions for losses on loans and advances, as a percentage of net interest income (%)	39.3	55.5	57.1	28.3
BIS core capital ratio (Tier I) (%)	5.9	5.1	5.6	6.0
Per Share Data				
Earnings per share (€)	(4.92)	(1.51)	(1.55)	1.75
Earnings per share (excluding amortization of goodwill) (€)	(2.81)	(0.77)	(0.81)	2.35
Dividend per ordinary share (€)	—	N/A	—	0.85
Share price (€):				
Period-end	18.34[2]	N/A	15.22[2]	34.32[2]
High	20.05[2]	N/A	42.55[2]	68.06[2]
Low	5.70[2]	N/A	11.75[2]	27.40[2]
Market capitalization at period-end (€ billions)	9.8[2]	N/A	8.2[2]	18.4[2]
Other Data				
Number of employees	60,214	64,254	65,926	69,520
Number of branches	2,062	2,073	2,104	2,238

(1) On a pro forma basis as if the spin-off of Hypo Group occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

(2) Unaudited, as reflected in the HVB Group annual report.

(3) Includes, in addition to loans and advances, money market transactions and other placements, loans and advances.

(4) Includes, in addition to loans and advances, money market transactions and other loans and advances.

(5) Net income (loss) adjusted for minority interest as a percentage of average shareholders' equity (excluding change in valuation of financial instruments).

(6) Net income (loss) adjusted for minority interest excluding amortization of goodwill as a percentage of average shareholders' equity (excluding change in valuation of financial instruments).

(7) General administrative expenses as a percentage of total earnings from ordinary activities (net interest income, net commission income, trading profit, balance of other operating income and expenses, net income from investments, amortization of goodwill, additions to restructuring provisions and balance of other income and expenses).

(8) General administrative expenses as a percentage of total operating revenues (net interest income, net commission income, trading profit and balance of other operating income and expenses).

(9) Net commission income as a percentage of total operating revenues (net interest income, net commission income, trading profit and balance of other operating income and expenses).

The Offering

General

The offering relates to a total number of 214,410,440 New Shares and consists of a subscription offer to the existing shareholders of HypoVereinsbank and the placement of any New Shares that are not subscribed for in the subscription offer by way of private placements with institutional investors in Germany and elsewhere (including in the United States to qualified institutional buyers pursuant to Rule 144A under the U.S. Securities Act of 1933, as amended) (the "Offering").

Timetable

The scheduled timetable for the Offering is as follows:

March 20, 2004:	Publication of the subscription offer in the *Börsen-Zeitung*
March 23, 2004:	Crediting of the subscription rights based on the status as of the evening of March 22, 2004 Commencement of subscription period and subscription rights trading
April 1, 2004:	End of subscription rights trading
April 2, 2004:	Admission resolutions by the German stock exchanges
April 5, 2004:	End of subscription period Final day for payment of subscription price
April 6, 2004:	Commencement of trading on the German stock exchanges

Subscription Offer

The following is the subscription offer, which is expected to be published on March 20, 2004 in the *Börsen-Zeitung* and subsequently in the German Federal Gazette (*Bundesanzeiger*) (electronic and printed versions) and in the *Frankfurter Allgemeine Zeitung* and the *Süddeutsche Zeitung*:

Subscription Offer for Shares from the 2004 Capital Increase

On February 25, 2004, the Management Board resolved, with the approval of the Supervisory Board granted on February 25, 2004, to make partial use of the authorized capital in accordance with Section 5(2) of the articles of association of Bayerische Hypo- und Vereinsbank Aktiengesellschaft ("HypoVereinsbank") in order to increase the share capital by € 643,231,320.00 from € 1,608,866,100.00 to € 2,252,097,420.00 through the issuing of 214,410,440 new no-par value ordinary bearer shares against cash contributions, with a proportional amount of the share capital attributable to each share of € 3.00 (the "New Shares"). The New Shares are entitled to dividends as of January 1, 2004.

A syndicate of banks comprising J.P. Morgan Securities Ltd., Lehman Brothers International (Europe), Merrill Lynch International, Citigroup Global Markets Deutschland AG & Co. KGaA, and UBS Investment Bank AG (the "Underwriters") subscribed for the New Shares pursuant to an underwriting agreement dated February 25, 2004 (the "Underwriting Agreement") and agreed to offer them for subscription to the shareholders of HypoVereinsbank, subject to the conditions set forth in the section "Important Notices" at a ratio of 5:2. The implementation of the capital increase was registered with the commercial register of the local court (Amtsgericht) of Munich on March 1, 2004.

Clearstream Banking AG will automatically credit subscription rights for shares held in collective custody as of the evening of March 22, 2004 to the depositary banks.

Shareholders who hold effective share certificates may, for the avoidance of exclusion, exercise their subscription rights by submitting dividend coupon no. 75.

In order to avoid exclusion from the exercise of their subscription rights, shareholders are requested to exercise their subscription rights in respect of the New Shares during the period

from March 23, 2004 up to and including April 5, 2004

at one of the subscription agents listed below during normal business hours. Subscription rights that are not exercised within this period will expire.

The subscription agents are:

In the Federal Republic of Germany: Bayerische Hypo- und Vereinsbank Aktiengesellschaft

In Austria: Bank Austria Creditanstalt AG

In accordance with the subscription ratio of 5:2, for every five old shares two New Shares may be subscribed for.

Subscription Price

The subscription price for each New Share subscribed for is EUR 14 and is payable not later than April 5, 2004.

Rights Trading

The subscription rights (ISIN DE 0003682290 / WKN 368229) will be traded on the official market (amtlicher Markt) of the Frankfurt Stock Exchange during the period from March 23, 2004 up to and including April 1, 2004. HypoVereinsbank has agreed to broker stock exchange purchases and sales of subscription rights to the extent possible. Beginning on March 23, 2004, shares of HypoVereinsbank will be listed on the official market of all German stock exchanges "ex Bezugsrecht" (without subscription right). It will also be possible to subscribe for one share only; accordingly, fractions of subscription rights will be traded during the rights trading period. J.P. Morgan Securities Ltd. may take appropriate measures to provide liquidity for orderly trading in subscription rights.

Important Notices

The Underwriters reserve the right to terminate the Underwriting Agreement under certain circumstances or to extend the implementation of the subscription offer by up to ten days. These circumstances include, in particular, changes in the shareholders' equity and material adverse changes in the financial position or results of operations of HypoVereinsbank or its significant subsidiaries, to the extent not disclosed in the offering circular, a downgrading or announcement of a review of a downgrading or a negative change of an outlook of the ratings of HypoVereinsbank's issued or guaranteed debt or securities or of the financial strength of HypoVereinsbank by one of the major rating agencies, material restrictions of exchange trading or of the banking business, the outbreak or escalation of hostilities which have or are expected to have a material adverse effect on the financial markets.

In the event of a termination of the Underwriting Agreement, the New Shares will be offered on different terms. In such case, the institutions brokering subscription rights sales and purchases will not reverse any subscription rights trading transactions. Accordingly, investors who have acquired subscription rights on a stock exchange would in this case suffer a loss. To the extent that the Underwriters terminate the Underwriting Agreement, shareholders who have exercised their subscription rights may acquire the New Shares at the subscription price.

In the event of a termination of the Underwriting Agreement after the completion of the subscription offer (April 6, 2004), which is possible until April 8, 2004, such termination would only apply to those New Shares that have not been subscribed for. The purchase agreements relating to such shares are therefore contingent on the non-occurrence of such termination. To the extent that any New Shares have already been sold short at the time of the cancellation of crediting of shares, any person selling such New Shares will bear the risk of being unable to meet their obligations by delivering New Shares.

Certification of the New Shares

The New Shares will be made available to purchasers in book-entry form through shares in a global share certificate deposited with Clearstream Banking AG. The New Shares bear securities identification numbers ISIN DE 0008022005 and WKN 802200 and confer rights to its holders equal to the rights conferred by the old ordinary shares. Shareholders do not have any right to receive individual share certificates.

Commission

The subscription for New Shares is subject to customary banking commission, unless the subscriber exercises the subscription right for the New Shares by submitting dividend coupon no. 75 during normal business hours at the counter of a subscription agent and no additional written communication is required in this context.

Stock Exchange Trading of the New Shares

Application has been made for admission of the New Shares to listing on the official market of the stock exchanges in Frankfurt am Main, Berlin-Bremen, Dusseldorf, Hamburg, Hanover, Munich and Stuttgart as well as to the official market sub-segment with additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange. Admission is expected to be granted on or about April 2, 2004. It is expected that the New Shares (ISIN DE 0008022005 / WKN 802200) will be included in the existing trading of HypoVereinsbank shares on all German stock exchanges, the Vienna Stock Exchange as well as the SWX Swiss Exchange as of April 6, 2004. HypoVereinsbank also intends to apply for listing of the New Shares on Euronext Paris, where the existing ordinary shares of HypoVereinsbank are also already listed.

Placement of Unsubscribed Shares

Any New Shares not subscribed for in the subscription offer will be disposed of by the Underwriters by way of private placements with institutional investors.

Publication of the Notification

Printed copies of the offering circular will be made available free of charge in Germany by, among others, the subscription agents listed above as well as by the Frankfurt Stock Exchange, Admission Office, 60485 Frankfurt am Main (fax no. 069 / 2111 3991), the Stuttgart Stock Exchange, Admission Office, 70173 Stuttgart (fax no. 0711 / 2 22 98 55 29), the Bavarian Stock Exchange, Admission Office, 80333 Munich (fax no. 089 / 54 90 45 31), the Berlin-Bremen Stock Exchange, Admission Office, 10623 Berlin (fax no. 030 / 31 10 91 78), the Hamburg Stock Exchange, Admission Office, 20095 Hamburg (fax no. 040 / 36 13 02 25), the Hanover Stock Exchange, Admission Office, 30159 Hanover (fax no. 0511 / 32 49 15), the Dusseldorf Stock Exchange, Admission Office, 40212 Dusseldorf (fax no. 0211 / 13 32 87).

Selling Restrictions

The New Shares and the related subscription rights have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") or with the securities regulatory authorities of any state in the United States of America. The New Shares and the related subscription rights may only be offered or sold to, or exercised by, as the case may be, (i) within the United States: qualified institutional buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A under the Securities Act and (ii) outside the United States: certain persons in offshore transactions in reliance on Regulation S under the Securities Act. HypoVereinsbank does not intend to register the offering or any part thereof in the United States of America or to carry out a public offer of the shares or subscription rights in the United States of America.

Munich, March 2004.

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

The Management Board

Listing

Application has been made for admission of the New Shares to listing on the official market segments of the stock exchanges in Berlin-Bremen, Dusseldorf, Frankfurt/Main (Prime Standard), Hamburg, Hanover, Munich and Stuttgart. Admission is expected to be granted on or about April 2, 2004. It is expected that the New Shares will be included in the existing trading of the shares of HypoVereinsbank on April 6, 2004. HypoVereinsbank also intends to have the New Shares admitted to trading on the Vienna Stock Exchange, the SWX Swiss Exchange and Euronext Paris, where HypoVereinsbank's ordinary shares are already listed.

Delivery

The New Shares will be represented by a global share certificate deposited with Clearstream Banking AG, Frankfurt/Main. The New Shares subscribed for in the subscription offer will be delivered following the completion of the subscription period, i.e. presumably on or around April 6, 2004 and the New Shares sold in the private placement will be delivered following the completion of the private placement, i.e. presumably on or around April 8, 2004, in each case in book-entry form. Shareholders do not have any right to receive individual share certificates.

Lock-Up Agreements

HypoVereinsbank has agreed with the Underwriters that, to the extent legally permitted, without the prior consent of J.P. Morgan Securities Ltd. and Lehman Brothers International (Europe), which may not be unreasonably withheld or delayed, it will not, within a period expected to last until October 8, 2004, issue or, directly or indirectly, sell, offer, contract to sell, otherwise transfer or dispose of, pledge or create or grant any other security interest in, shares of the Bank, options on such shares or securities convertible into or exchangeable for such shares or which carry the right to purchase such shares; to announce a capital increase from authorized capital; to initiate a capital increase (other than for the purpose of issuing shares under any existing employee stock ownership programs, a capital increase from HypoVereinsbank's own funds, the acquisition of a company or shareholding, the formation of a joint venture, or the sale of treasury shares outside the stock exchange, if and to the extent the other party assumes the aforementioned obligations) or to enter into any other transaction (including derivatives transactions) the economic effect of which would be similar to that of the measures described above.

This lock-up agreement does not apply to shares of the Bank that are held by the Bank for trading purposes pursuant to Section 71(1) no. 7 of the German Stock Corporation Act, shares or other securities acquired in the market after the completion of the Offering, transactions within the HVB Group, the execution of trades in shares or other securities in connection with trading activities of customers and market-making activities undertaken by the Bank or its subsidiaries in the ordinary course of trading.

Munich Re has undertaken to the Bank and the Underwriters that it will not, for a period of three months from the commencement of trading in the New Shares on the stock exchanges at Frankfurt/Main and Munich (*i.e.*, presumably up to and including July 6, 2004) but in any event not for longer than until July 31, 2004, sell or offer shares of the Bank held by it or its affiliates, or sell or offer securities entitling their owners to demand shares of the Bank on the basis of conversion, option or other rights. The obligation contained in the preceding sentence does not apply to sales to affiliates of Munich Re, shares held for trading purposes and the sale of any amount of shares acquired during the capital increase in excess of the previous holding of 137,690,260 shares. Furthermore, the sale of shares of the Bank for purposes of economically hedging a short sale of subscription rights is also allowed. For further information on trading activities of HypoVereinsbank with Munich Re Group in connection with this Offering, see "—Trading Activities with Major Shareholders."

Stabilization

In connection with the Offering, for a period of 30 days from March 18, 2004, *i.e.* until April 16, 2004, J.P. Morgan Securities Ltd. or any person acting on its behalf may effect transactions with a view to supporting the market price of HypoVereinsbank's ordinary shares at a level that might not otherwise prevail. However, there is no obligation to undertake any such stabilizing measures and such stabilization measures, if commenced, may be discontinued without prior announcement at any time. Such transactions may be effected on any of the stock exchanges in Germany or elsewhere on which HypoVereinsbank's ordinary shares are listed in accordance with applicable law. As a result, the exchange or market price of ordinary shares of HypoVereinsbank may reach a level that is of limited duration.

Trading Activities with Major Shareholders

Munich Re Group, Bayerische Forschungsstiftung and Bayerische Landesstiftung, which hold significant shareholdings in HypoVereinsbank, have announced that they will not exercise their respective subscription rights. HypoVereinsbank has concluded agreements with Munich Re and Bayerische Landesstiftung with the objective of offering those subscription rights in a manner affecting the market as little as possible. To this end, HypoVereinsbank acquires subscription rights from these parties, effects short sales of shares of HypoVereinsbank, concludes securities lending transactions and resells subscription rights acquired in this connection. These transactions are effected on HypoVereinsbank's own account, are carried out outside the stock exchange and outside the United States and may result in the price for the shares or the subscription rights developing in a different way than it would be the case without such measures. Similar transactions may also be entered into with other shareholders of HypoVereinsbank or by Underwriters.

Use of Proceeds

The net proceeds from this Offering are expected to amount to approximately € 2,940 million, on the basis of a subscription price of € 14 per New Share. The commission payable by HypoVereinsbank to the Underwriters amounts to approximately € 60 million. Other costs to be borne by HypoVereinsbank in connection with the Offering are expected to amount to approximately € 2 million.

HypoVereinsbank intends to use the net proceeds from this offering for general financing purposes within the Bank and the HVB Group.

Securities Identification Numbers, Trading Symbol

International Securities Identification Number (ISIN): ....DE 0008022005
German Securities Identification Number (WKN)..802200
Trading Symbol: ....HVM

Voting and Dividend Rights

Each of the New Shares entitles its holder to one vote at the general meeting of HypoVereinsbank. The voting rights attached to the New Shares may be exercised at the annual general shareholders' meeting of the Bank on April 29, 2004. The New Shares are entitled to full dividends as of January 1, 2004.

Notifications, Paying and Depositary Agents

In accordance with its articles of association, all notifications of HypoVereinsbank are published in the electronic version of the German Federal Gazette (*Bundesanzeiger*). Notifications pertaining to the shares are published in the electronic version of the German Federal Gazette and, additionally, in one supra-regional newspaper accredited by the stock exchanges in Berlin-Bremen, Dusseldorf, Frankfurt/Main, Hamburg, Hanover, Munich and Stuttgart. Any notifications required by stock exchange law are in addition published in the printed version of the German Federal Gazette.

HypoVereinsbank's paying and depositary agents with respect to its shares are:

- in Germany: HypoVereinsbank, Munich, and its German branches; and the following financial institutions and their respective branches in Berlin, Bremen, Dusseldorf, Frankfurt/Main, Hamburg, Hanover, Munich and Stuttgart: Bankhaus BethmannMaffei OHG, Bankhaus Neelmeyer AG, Bayerische Landesbank Girozentrale, Commerzbank AG, Deutsche Bank AG, DZ BANK AG, Dresdner Bank AG, Vereins- und Westbank AG, Westfalenbank AG;
- in France: Société Générale, Paris;
- in Austria: Bank Austria Creditanstalt AG, Vienna; Schoellerbank AG, Vienna; and
- in Switzerland: Bank von Ernst & Cie AG, Zurich; Credit Suisse First Boston, Zurich; Credit Suisse, Zurich; UBS AG, Zurich.

Additional Important Notices

As discussed in the subscription offer under the caption "Important Notices", the Underwriters may terminate the Underwriting Agreement until April 5, 2004 with respect to the subscription offer, and after commencement of trading in the New Shares, until April 8, 2004 with respect to any shares not subscribed for in the subscription offer. Accordingly, the exercise of subscription rights as well as the purchase agreements relating to New Shares not subscribed for in the subscription offer, are contingent on the non-occurrence of such termination. To the extent that any New Shares acquired in the Offering have already been sold short prior to the cancellation of crediting the New Shares, any person so selling New Shares will bear the risk of being unable to settle such sale by delivering New Shares.

Additional Information Concerning the Offering in Austria

The New Shares have been admitted to official trading *(amtlicher Handel)* on the Vienna Stock Exchange on March 19, 2004. Commencement of trading in the New Shares is expected for April 6, 2004.

Trading Symbol (Vienna Stock Exchange): .... HVB

It is expected that the subscription rights (ISIN DE 0003682290) will be officially traded on the Vienna Stock Exchange from and including March 23, 2004 up to and including April 1, 2004.

Notifications concerning the Offering in Austria will appear in the *Amtsblatt zur Wiener Zeitung*. Printed copies of the Offering Circular will be made available free of charge in Austria at Bank Austria Creditanstalt.

An overview on the tax treatment of dividends in Austria and the double taxation treaty concluded between Austria and Germany is included in the section "Taxation in Austria."

Additional Information Concerning the Offering in Switzerland

It is expected that the New Shares will be admitted to secondary listing on the main segment of the SWX Swiss Exchange and included in the existing trading of the shares of HypoVereinsbank on the SWX Swiss Exchange on April 6, 2004. The shares of HypoVereinsbank are traded on the SWX Swiss Exchange in Swiss francs. There is no trading in subscription rights on the SWX Swiss Exchange. Copies of the Offering Circular will be made available in Switzerland at UBS AG. For further information on the certification of the New Shares, see "—Delivery", for information on the paying and depositary agents in Switzerland, see "—Notifications, Paying and Depositary Agents."

Swiss Trading Symbol *(Valorensymbol)*: .... BVM
Swiss Securities Identification Number *(Valorennummer)*: 324500
Clearing Agent: .... SIS SEGAINTERSETLLE AG

Before deciding to purchase any New Shares, prospective investors should consider carefully the specific risk factors set out below, as well as the other information contained in this Offering Circular. Any of the risks described below, as well as further risks and uncertainties that are not known as of the date of this Offering Circular or have been regarded as insignificant, could have a material adverse impact on HVB Group's business, prospects, results of operations, financial condition or credit rating and could therefore have a negative effect on the market price of the shares issued by HypoVereinsbank. Such risks could also, alone or together with other factors, prevent HVB Group from reaching the financial targets it has set for itself. The order of the risk factors described below is not indicative of the probability that any of the risks described therein materializes. The risks mentioned could also materialize cumulatively.

Risks Relating to HVB Group's Business

A Failure to Fully Implement Its Strategic Initiatives and Reach Its Strategic Goals May Materially and Adversely Affect HVB Group's Future Earnings and HypoVereinsbank's Share Price

At the beginning of 2004, after completion of its transformation program in 2003, HVB Group established, with its strategic program "Growing with Europe", the following principal strategic objectives: increasing its operating profitability, sharpening its business profile, and further improving its capital and risk management. See "Business of HVB Group—Strategy." HVB Group has clearly stated that achieving these goals is a prerequisite for a sustainable improvement of its revenues and its future growth. A number of factors, including market declines and volatility, changes in HVB Group's market position and the market conditions in HVB Group's core markets, *i.e.*, Germany, Austria and Central and Eastern Europe, or unfavorable macroeconomic conditions in these markets could prevent the realization of some or all of the goals HVB Group has set for itself. HVB Group's future earnings, as well as the future value of HypoVereinsbank's shares and its ability to compete effectively, may be materially and adversely affected should HVB Group fail to fully implement the announced strategic initiatives or should HVB Group's costs to achieve these goals be higher than expected.

HVB Group Had Net Losses in 2002 and 2003 and a Loss from Operating Activities in 2002; Although HVB Group Reported a Profit From Operating Activities in 2003, This does not Necessarily Indicate Profitability in Future Periods

In 2002, HVB Group operated at a loss, incurring an operating loss of € 638 million, a net loss before taxes of € 821 million and a consolidated net loss of € 858 million. This result reflected, among other things, a decline in net interest income of 9.3% compared with 2001, and, compared to the year before, an increase of loan loss provisions of 83.1% to € 3.8 billion. On a pro forma basis after giving effect to the spin-off, *i.e.*, as if the spin-off had occurred as of January 1, 2002 (pro forma), HVB Group (pro forma) incurred an operating loss of € 613 million, a net loss before taxes of € 853 million, a net loss of € 850 million and a net loss adjusted for minority interests of € 809 million, reflecting, among other things, a decline in net interest income of 11.0% compared with 2001, and, compared to the year before, an increase of risk provisions of 84.6% to € 3.3 billion. In 2003, HVB Group's operating result was positive, showing an operating profit of € 1,432 million. HVB Group recorded a net loss before taxes in the amount of € 2,146 million and a net loss in the amount of € 2,442 million for fiscal year 2003. HVB Group's net loss adjusted for minority interests was € 2,639 million in 2003. HVB Group's operating profit in 2003 was primarily due to a decline of provisions for losses on loans and advances by 29.7%, an increase of the net commission income by 4.6%, an increase of other operating income by more than 100% and a decline of general administrative expenses by 7.6%, in each case compared to the corresponding HVB Group (pro forma) financial information for fiscal year 2002 ("HVB Group (pro forma) 2002"). HVB Group's net loss before and after taxes was primarily due to the impairment charges resulting from the difference between the recoverable amounts and the book values of HVB Group's shareholdings in listed companies and, in addition thereto, of non-scheduled amortization of goodwill (in particular with respect to Bank Austria Creditanstalt) and the risk shield provided for Hypo Real Estate Bank AG. The total amount of these effects was € 3,351 million. See "Operating and Financial Review and Prospects—Introduction—Significant Accounting Policies—IAS 39—AfS Financial instruments" and "Operating and Financial Review and Prospects—Year Ended December 31, 2003 Compared with Year Ended December 31, 2002—Overview."

HVB Group may not be able to maintain or improve its level of operating profitability or achieve a positive net income in the future. Operating revenues may decrease or fail to increase for numerous reasons, including lack of improvement in HVB Group's interest margin, a stagnation or downturn of HVB Group's commission-based business or a reduction in trading profit. In addition, based on their level of € 2,313 million in 2003,

HVB Group's provisions for losses on loans and advances for fiscal year 2003 remained high and they may remain high in light of the state of the German economy in general, the high number of insolvencies among small and mid-sized German companies and the poor condition of the real estate sector. These factors have a very significant impact on HVB Group, given that HVB Group is one of the biggest lenders to German mid-sized corporate customers (*Mittelstand*) and given the size of HypoVereinsbank's German commercial real estate financing portfolio that was not transferred to Hypo Real Estate Group. Provisions for losses on loans and advances in future years may exceed the 2003 levels should large insolvencies or other unexpected events occur for which no adequate provisions have been established. Moreover, although HVB Group's administrative expenses have declined in recent periods, its operating expenses remain at high levels compared to many other European private sector banks and its cost-income ratio (based on total operating revenues) in 2003 was 63.0% or without extraordinary effects from the sale of norisbank AG and Bank von Ernst & Cie. AG, 66.0% (HVB Group (pro forma) 2002: 72.0%). After several rounds of cost-cutting, including a significant reduction of staff between 2001 and 2003, the potential to further reduce administrative expenses may be very limited.

A failure of sustained improvement of its operating profitability may result in a further deterioration of HVB Group's ratings, which would adversely affect HVB Group's funding costs, ability to conduct certain types of business and financial condition and results of operations. See "—A Deterioration of HVB Group's Ratings Would Pose Significant Risks for HVB Group's Business."

Whether HVB Group Will Reach the Financial Targets it Has Set for Itself Will Depend on Numerous Factors Which are Not All Within the Group's Control

The financial targets for the year 2004 that HVB Group has set for itself in its 2003 HVB Group Financial Statements are, like all forward-looking statements, subject to risks and uncertainties that could cause the actual results and financial position of HVB Group to differ materially from the targets it has set for itself. See "General Information—Forward-looking Statements." In particular, the target operating revenues of € 9,600 million to € 10,000 million for 2004 is based on certain assumptions regarding interest margins, commission income and trading profits. HVB Group may not reach the envisaged levels of operating revenues for any of a number of reasons, including if general interest levels continue to be very low, HVB Group does not prevail with its risk-adjusted pricing, the generally high volatility of trading profits leads to losses or reduced trading profits, or the commission income remains behind expectations due to low trading activity in the securities markets. HVB Group may exceed the targeted € 1,900 to € 2,100 provisions for losses on loans and advances for 2004 if, among other things, unexpected difficulties occur in HVB Group's exposure to significant corporate customers or in sectors to which HVB Group has a significant exposure, such as the real estate sector, or the energy or telecommunications (especially the cable network sector) industries. Similarly, HVB Group may have to exceed its targeted provisions for losses on loans and advances if internal or external controls were to find HVB Group's provisioning practices to be insufficient and were to require unexpected additional provisions for 2004. The target range of € 6,100 million to € 6,300 million of administrative expenses for 2004 is based on, among other things, the assumption that the time schedule for the integration of Vereins- und Westbank can be met, the expected synergies will be achieved and the provisions for the integration costs will be sufficient. Should any of these measures prove to be more cost-intensive than envisaged or not be completed in time, HVB Group may not be able to restrict the level of general administrative expenses to the targeted range. If HVB Group's operating revenues do not reach the target range or its administrative expenses exceed the target range, the Group may also be unable to reach its 2004 targeted cost-income ratio of 63-65%. The 2003 HVB Group Financial Statements include further financial targets for 2004, which are subject to similar risks and uncertainties as the financial targets discussed above. HVB Group's failure to reach its financial targets may adversely affect the future value of HypoVereinsbank's shares and may raise doubts about HVB Group's general ability to achieve its strategic goals.

A Resumed Decline of the Stock Markets or a Change in the Assumptions Underlying HVB Group's Valuation of Long-term Assets May Lead to Further Significant Impairment Charges.

HVB Group recognized substantial impairment charges in 2003 on a consolidated basis relating to financial investments and goodwill (in particular in respect of Bank Austria Creditanstalt). On an unconsolidated basis (applying German GAAP), HypoVereinsbank recognized also substantial impairment charges in 2003 on its participations in exchange listed companies. These charges had a material adverse effect on net income in 2003. Although HypoVereinsbank has taken measures to reduce its market exposure, and any substantially similar charges on financial investments in the future seem unlikely given the reduction of financial investments already achieved as of the date of this Offering Circular, any further impairment charges or non-scheduled amortization in the future may have a material adverse effect on net results. The recognition of further impairment losses, *e.g.*, due to a resumed decline of the stock markets, changes in factual circumstances or in the estimates and assumptions underlying the valuation of HVB Group's shareholdings by HypoVereinsbank, on either a consolidated or unconsolidated level, would adversely affect HypoVereinsbank's and HVB Group's net results, shareholders' equity and capital ratios. However, a non-scheduled amortization of goodwill would not affect HVB Group's consolidated core capital ratio calculated in accordance with the BIS rules, since the core capital ratio (BIS) is calculated exclusive of goodwill. The German Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*, "BaFin") has enforcement powers, should the minimum capital requirements not be met. See "—Regulatory Risks—The Regulatory Environment for HVB Group May Change; Non-compliance With Regulatory Requirements May Result in Enforcement Measures." In addition, impairment charges on financial investments recognized by HypoVereinsbank on an unconsolidated basis would adversely affect HypoVereinsbank's distributable balance sheet profits and, thus, its ability to pay dividends. See "Dividends and Dividend Policy."

Adverse Market or Economic Conditions May Result in a Decline of HVB Group's Commission- and Fee-Based Business

In the past, market downturns led to declines in the number of securities transactions HVB Group executed for, or the number of investment products it sold to, its customers and, therefore, to declines in its net commission income. See "Operating and Financial Review and Prospects—Year Ended December 31, 2002 Compared With Year Ended December 31, 2001—Results of Operations—Net Commission Income." In addition, because HVB Group's fees for securities and custodial services are in many cases based on the value or performance of the securities portfolio, or size of securities transaction concerned, a market downturn that reduces the value of the portfolios of, or size of transactions executed by, HVB Group's customers would reduce the commission income arising from securities services and asset management. Similarly, a sustained market downturn could have a negative impact on the demand of HVB Group's customers for capital markets-oriented financing solutions. A significant decline in the number or size of offerings of debt or other capital markets instruments in which HVB Group participates would prevent HVB Group from reaching its goal of increasing the ratio of commission-based revenues to total operating revenues. A stagnation or decline of HVB Group's net commission income could have an adverse impact on HVB Group's financial condition and results of operations. For risks resulting from potential volatility of HVB Group's trading income, also as a result of market downturns, see "—HVB Group's Trading Income Can Be Volatile."

Certain Steps of HVB Group's Transformation 2003 Program, In Particular Those Relating to the Spin-Off of Hypo Real Estate Group, Involve Ongoing Liabilities and Operational Risks

Although HVB Group and Hypo Real Estate Group are now two distinct corporate groups and HVB Group does not hold any equity interest in Hypo Real Estate Group, there are a variety of potential or actual ongoing statutory and contractual liabilities and exposures of HVB Group vis-à-vis Hypo Real Estate Group as a result of, or related to, the spin-off:

- Joint and several liability of HypoVereinsbank together with Hypo Real Estate Holding AG for a period of five years after September 29, 2003, for those of HypoVereinsbank's payment obligations that existed on September 29, 2003 and were transferred to Hypo Real Estate Holding AG through the spin-off, in particular payment obligations with respect to the repayment of principal (€ 102.3 million) of profit participation certificates of HypoVereinsbank outstanding on September 29, 2003 and with respect to the cumulative preferential dividend of HypoVereinsbank's preference shareholders for 2002.

- Potential liability of HypoVereinsbank under its keep-well undertaking (*Patronatserklärung*) for fiscal year 2002 and similar undertakings made in previous fiscal years, if and to the extent that any former subsidiary of HypoVereinsbank that was covered by any of these keep-well undertakings and was transferred to Hypo Real Estate Holding AG as part of the spin-off was unable to perform any of its obligations that existed and were covered by one of the keep-well undertakings issued before the effective date of the spin-off. In addition, it cannot be excluded that HypoVereinsbank could be held liable under such keep-well undertakings with respect to obligations that arose after the spin-off, but prior to the publication of HVB Group's annual report for fiscal year 2003.

- Liability of HypoVereinsbank under its indemnification agreement vis-à-vis the Association of German Banks for any losses the Association of German Banks may incur as a result of measures taken by the Deposit Protection Fund of the Association of German Banks (*Einlagensicherungsfonds des Bundesverbandes deutscher Banken e.V.*) to support Hypo Real Estate Bank AG in the case of imminent or existing difficulties. The indemnification agreement will terminate on December 31, 2005.

- Liability of HypoVereinsbank under its indemnification agreement with Hypo Real Estate Bank AG with respect to specific loan loss allowances established by Hypo Real Estate Bank AG in respect of loans that were originated or acquired on or before January 1, 2003, if and to the extent the establishment of such loan loss allowances results in a net loss of Hypo Real Estate Bank AG of up to

€ 590 million in 2003 or 2004 (up to € 460 million of that amount for 2003). HypoVereinsbank expects that the maximum amount of € 460 million for 2003 will be drawn. This amount is therefore recorded as other expenses in the consolidated income statement of HVB Group for fiscal year 2003. A further amount of up to € 130 million may be drawn for fiscal year 2004.

- Liability of HypoVereinsbank arising from its assumption of liability for the listing prospectus dated September 19, 2003 related to the listing on the Frankfurt Stock Exchange of the shares of Hypo Real Estate Holding AG issued in connection with the spin-off.
- Exposure of HypoVereinsbank to the Hypo Real Estate Group under liquidity facilities, credit lines and other credit facilities assumed in connection with the spin-off, of which approximately € 6.1 billion had been drawn as of December 31, 2003.
- Liability of HypoVereinsbank under its indemnification agreement with Hypo Real Estate Capital Corporation related to the sale by HypoVereinsbank of certain U.S. loan portfolios to Hypo Real Estate Capital Corporation.

For a more detailed description of the above liabilities, potential liabilities and exposures, see "Relationships and Transactions with Major Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationship with Hypo Real Estate Group."

Should any of the liabilities described above materialize or should Hypo Real Estate Group default under any of the credit facilities or lines described above, this would adversely affect HVB Group's results of operations, results before taxes and/or net results.

A Deterioration of HVB Group's Ratings Would Pose Significant Risks for HVB Group's Business

HypoVereinsbank experienced several downgrades of its ratings by Moody's, Standard & Poor's and Fitch in recent years. See "General Information on HypoVereinsbank—Ratings." Without a sustained improvement of HVB Group's operating profitability, there is a significant risk of further downgrades of HypoVereinsbank's long-term credit ratings by Moody's (currently A3 (stable outlook)), Standard & Poor's (currently A- (stable outlook)) and Fitch (currently A (stable outlook)). Even though HVB Group's operating performance has improved in 2003 compared with the operating loss incurred in 2002 (on a pro forma basis), there can be no assurance that these improvements will be sustainable. See "—HVB Group Had Net Losses in 2002 and 2003 and a Loss from Operating Activities in 2002; Although HVB Group Reported a Profit From Operating Activities in 2003, This does not Necessarily Indicate Profitability in Future Periods" above.

The recognition of further impairment losses, unforeseen defaults of large borrowers and a further deterioration of the macro-economic environment in HVB Group's core markets may also result in a lowering of HVB Group's credit ratings.

Any further deterioration of the credit ratings of HypoVereinsbank, or any deterioration in the credit ratings of Bank Austria Creditanstalt or other HVB Group subsidiaries that are also rated, for any reason, will result not only in increased funding costs, but will also severely limit HVB Group's funding sources and impact its liquidity. Furthermore, in connection with certain transactions, such as liquidity facilities related to commercial paper programs, under which HypoVereinsbank acts as liquidity provider, deposit facilities or derivative transactions, a downgrading may result in a right of termination of the counterparty or trigger obligations of HVB Group to provide collateral with respect to previously uncollateralized obligations or additional collateral with respect to already collateralized obligations. See "Operating and Financial Review and Prospects—Introduction—Key Drivers—Other Key Factors—Ratings." In addition, rating downgrades may limit HVB Group's ability to conduct certain businesses, including strategically productive ones, and will have a significant negative impact on the Group's results of operations, financial condition and liquidity. For a discussion of the measures the BaFin may take, should the minimum liquidity requirements not be met, see "—Regulatory Risks—The Regulatory Environment for HVB Group May Change; Non-compliance with Regulatory Requirements May Result in Enforcement Measures."

HVB Group's Operating Environment is Challenging

Operating conditions for HVB Group remain difficult, especially in Germany. Economic growth in Germany has been and is slow, unemployment is high and the number of business failures has been growing for several years. This situation has resulted in significant increases in loan losses of HVB Group, primarily in the real estate sector and in respect of retail and small- to mid-sized corporate customers. The levels of provisions for losses on loans and advances and loan losses resulting from exposures to retail and small- to mid-sized corporate customers largely depend on the state of the economy and the number of business insolvencies. HVB Group is one of the largest lenders to small- to mid-sized corporate customers (*Mittelstand*) in Germany.

It is also among the leading providers of credit to retail customers and small- to mid-sized businesses in Austria and Poland. If economic conditions in its most important markets — Germany, Austria and Poland — remain difficult, HVB Group's provisions for losses on loans and advances and allowances will likely remain high and may increase. In 2003, HVB Group reduced its exposure to sectors of industry in Europe and the United States that have experienced difficult operating conditions in the past two to three years, such as the telecommunications sector, in particular the worldwide cable network industry, the energy sector in the United States and United Kingdom and the real estate sector in Germany. But, its exposure in these sectors remains substantial. A continuation of the difficult operating environment in Europe in general and with respect to these sectors worldwide may impair the Group's ability to generate profits and have a negative impact on HVB Group's financial condition. In particular, despite the transfer of a substantial portion of HVB Group's German commercial real estate loan portfolio to Hypo Real Estate Group, the volume of HypoVereinsbank's remaining German commercial real estate loan portfolio amounted to approximately € 26 billlion as of December 31, 2003, and the Bank intends to remain active in this business area. Although the Bank plans to significantly improve the profitability of its commercial real estate financing activities, there can be no assurance that the Bank will achieve this goal. Should the Bank not succeed in improving the margins and reducing the level of provisions for losses on loans and advances with respect to its commercial real estate financing activities, this could have an adverse impact on HVB Group's financial condition and results of operations.

Loan Losses Associated with HVB Group's Exposure to Certain Significant Corporate Clients and With Problem Loans in General may Exceed Anticipated Levels

HVB Group is a major lender to several large corporate customers in particular in Germany, Austria and the United States that have filed for the initiation of insolvency proceedings in the past two years or are undergoing restructuring. In these cases, as well as in the case of non-performing loans and potential problem loans in general, HVB Group's budgeting process makes certain assumptions regarding the realization value of the collateral in the case of secured loans and the amount of provisions for losses on loans and advances and allowances for loans or portions thereof not covered by adequate collateral. Although HypoVereinsbank believes that its assumptions underlying the realization value of collateral and the amount of the provisions for losses on loans and advances have a reasonable basis, including (in the case of a sale of operations) advanced discussions with potential buyers and (in the case of reliance on collateral) independent legal opinions and valuation reports, these assumptions may nevertheless prove to be inaccurate, in which case the Group may require additional provisions for some of these exposures. Also, the number of insolvencies to be expected in the future among HVB Group customers is unpredictable. If such number exceeds the anticipated levels, the Group may require provisions for losses on loans and advances or incur loan losses in excess of the budgeted amounts. As of December 31, 2003, the loans put on non-accrual basis, *i.e.*, loans extended by HVB Group where negotiations for a restructuring plan or insolvency proceedings with respect to the borrower have commenced, or other problem loans where it has been decided that interest income should no longer be accrued amounted to € 13,886 million or 4.1% of HVB Group's lending volume. The coverage ratio for loans put on a non-accrual basis, *i.e.*, total allowances for losses on loans and advances to banks and customers as a percentage of loans and advances put on non-accrual basis as of such date was 86%. For further information on problem loan procedures, provisions for losses on loans and advances and interest accruals and write-offs, see "Credit Portfolio—Credit Policies—Credit Monitoring, —Non-Accrual Loans, —Provisions for Losses on Loans and Advances and —Total Allowances for Losses on Loans and Advances." Should in the case of non-performing loans or potential problem loans the realization value of collateral be lower than expected or additional provisions for losses on loans and advances be required, this could have an adverse effect on the financial condition and results of operations of HVB Group.

Competition in European Commercial Banking is Intense

Competition in commercial banking in the Group's core markets Germany, Austria and Poland is intense, in particular in the retail sector as a result of excess capacity. In these markets, HVB Group is competing against public sector banks and co-operative banks as well as other private sector German and international banks, some of which are larger and are better capitalized than HVB Group or, in the case of certain public sector banks, have support from governmental entities. As a result of fierce competition in the past, interest margins have been under pressure and credit pricing in the industry, in many instances, has not fully reflected credit default risk associated with individual loans. Generally declining levels of interest rates in Germany, Austria and other regions in which HVB Group operates has put further pressure on its margins. HVB Group has begun implementing a strategy of expanding its interest margin and better reflecting credit risks of individual loans in its credit pricing, but HVB Group may not be able to further successfully implement its pricing strategy and improve interest margins in the current competitive environment. Failure to improve interest margins or maintain them at current level may have a significant negative impact on the Group's results of operations and financial condition. Furthermore, unfavorable economic conditions in HVB Group's core markets may lead to a decline in HVB Group's business, see "Business of HVB Group—Business Segments—Germany—Market and Competition,—Austria/CEE—Market and Competition."

It is Uncertain Whether and When the Consolidation of the German Banking Industry Will Materialize and What the Effects for HVB Group Will Be

There is a general expectation in the German market that some form of consolidation of the German banking industry will start as early as 2004. The concept of consolidation has been explicitly endorsed by German government officials. The consolidation may involve private sector banks, public sector banks and co-operative banks. The consolidation may take various forms, ranging from full-fledged bank mergers and acquisitions or business combinations to partnerships and joint ventures in certain business and service areas. The consolidation may take place within the three different sectors of the German banking market or even across these sectors, although it is currently unclear whether and to what extent a consolidation across sectors is legally possible. Non-German banking groups, in particular European and U.S. banking groups, may also play a part in the consolidation of the German banking industry. HypoVereinsbank has expressed the view that HVB Group intends to play an active role in the upcoming consolidation of the German banking industry. HypoVereinsbank monitors the state of the market, evaluates potential opportunities as they arise and conducts discussions with other participants in the financial services industry. As of the date of this Offering Circular, such discussions have not reached a stage at which, in HypoVereinsbank's view, a decision for a merger or business combination transaction is to be expected. Therefore, it is currently open whether HVB Group will be involved in any bank acquisitions, mergers or business combinations what the effects of these transactions might be for HVB Group, whether or not it is involved. If bank mergers and acquisitions were to occur in Germany, it is possible that the competitive environment for HVB Group would become more intense, in particular if as a result of such transactions competitors with larger market shares and financial and other resources than HVB Group currently has were to come into existence.

Central and Eastern European Expansion Poses Special Challenges

A cornerstone of HVB Group's strategy in the Austria/CEE business segment is to expand and develop its business in Central and Eastern Europe. The countries of Central and Eastern Europe have undergone rapid political, economic and social change in recent years. Accession to the European Union for many of the countries in which HVB Group operates will lead to further changes. Economic growth in Central and Eastern Europe may be restrained in coming years by European Union legal, fiscal and monetary disciplines, which may limit a country's ability to respond to local economic circumstances. Moreover, some countries in Central and Eastern Europe still have to raise tax rates and levies to European Union standards to put public sector finance on a sustainable basis. The first group of accession candidates (among others, the Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia) is currently scheduled to join the European Union in May 2004. A delay in, or disruption of, accession may have material adverse consequences for the economies of the countries in Central and Eastern Europe and, by extension, for HVB Group's Austria/CEE business segment. HypoVereinsbank expects that, with accession, competitive pressures will increase as banking groups already active in the banking markets in Central and Eastern Europe will seek to expand their presence. New entrants may also move into these markets.

Presently, declining interest rates are depressing HVB Group's interest margins in the Austria/CEE business segment, which the Group might not be able to offset by increases in volume, fee income and lower administrative expenses and provisions for losses on loans and advances. Developments in the Central and Eastern European economies beyond HVB Group's control, such as rapid inflation or deflation, exchange rate or interest rate fluctuations, the failure of personal income levels to grow at expected rates, recession, labor unrest and higher unemployment, rapid changes in capital flows, declines in credit quality, political shifts and other developments, could affect HVB Group adversely. (Developments of these kinds in Germany or other countries in which HVB Group operates could also, of course, affect it adversely.) A failure by HVB Group's operations in Central and Eastern Europe to meet the Group's performance expectations may result in a decline of such operations' contributions to HVB Group's net results, with corresponding negative effects on HVB Group's earnings.

HVB Group's Transactions in Currencies Other than the Euro and its Operations Outside the Euro Zone Give Rise to Foreign Currency Translation Risks

HVB Group generates a significant amount of its income and incurs a significant amount of its expenses outside the Euro zone, most importantly in Polish Zloty and in U.S. dollars. Since HVB Group's financial statements are prepared in Euro, the Group's foreign currency transactions and the financial statement items of its foreign operations that are included in the Group's financial statements for any fiscal period are translated into Euro at the currency exchange rates prevailing in the market as of the end of such period.

Therefore, HVB Group's results are exposed to the effects of fluctuations in the value of the Euro vis-à-vis the Polish Zloty and, to a much lesser degree, local currencies of other Eastern and Central European countries in which HVB Group operates, and the U.S. dollar. Should, as a result of currency movements, income expressed in a currency other than Euro decrease when translated into Euro and expenses expressed in a currency other than Euro increase when translated into Euro, this could have an adverse effect on HVB group's financial condition and results of operations.

HVB Group's Trading Income Can Be Volatile

HVB Group's trading income can be volatile and is dependent on numerous factors beyond the Group's control, such as the general market environment, overall trading activity, interest rate levels, fluctuations in exchange rates and general market volatility. Therefore, there is no guarantee that the level of trading income achieved in fiscal year 2003 is sustainable or can even be improved. A significant decline in HVB Group's trading income, or the increase of losses in the trading business, could adversely affect the Group's ability to operate profitably.

Non-Traditional Banking Activities Add to Credit Risks

Like other banks, HVB Group is exposed to the risk that third parties who owe the Group money, securities and other assets will not perform their obligations. Many of HVB Group's business activities beyond the traditional banking business of lending and deposit-taking also expose the Group to credit risk.

Non-traditional credit risk can, for example, arise from:

- holding securities of third parties;
- entering into derivative contracts under which counterparties have obligations to make payments to Group entities;
- executing securities, futures, currency or commodity trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and
- extending credit through other arrangements.

Parties to these transactions, such as trading counterparties, may default on their obligations to HVB Group due to insolvency, political and economic events, lack of liquidity, operational failure or other reasons. This risk may potentially increase if HVB Group focuses — with the aim of sustainably improving its profitability — more than on the past in capital markets-oriented business rather than on traditional lending business. Defaults with respect to a significant number of transactions or one or more transactions that involve significant volumes could adversely affect HVB Group's results of operations and financial condition.

HVB Group's Risk Management Strategies and Techniques May Leave HVB Group Exposed to Unidentified or Unanticipated Risks

Although HVB Group invests substantial time and effort in its risk management strategies and techniques, they may nonetheless fail under some circumstances, particularly if HVB Group is confronted with risks that it has not identified or anticipated. Some of the Group's methods for managing risk are based upon observations of historical market behavior. Statistical techniques are applied to these observations to arrive at quantifications of HVB Group's risk exposures. For more information on the Group's risk management strategies and techniques, see "Risk Management" and the "Risk Report" in the 2003 and 2002 HVB Group Financial Statements. If circumstances arise that HVB Group did not identify, anticipate or correctly evaluate in developing its statistical models, the Group's losses could be greater than expected. Furthermore, the quantifications do not take all risks or market conditions into account. If the measures used to assess and mitigate risk prove insufficient, HVB Group may experience material unexpected losses. Many of the Group's more sophisticated trading and investment transactions are designed to profit from price movements and differences between prices. If prices move in a way that the Group's risk modeling has not anticipated, HVB Group may experience significant losses. Assets that are not traded on public markets, such as derivatives contracts between banks, may be assigned values that are calculated using mathematical models. Monitoring the deterioration of assets like these can be difficult and may lead to unanticipated losses.

There Are Risks Associated with Complex Information Technology Systems

Large-scale institutional banking activities, such as those conducted by HVB Group, are increasingly dependent on highly sophisticated information technology ("IT") systems. IT systems are vulnerable to a number of problems, such as computer virus infection, malicious hacking, physical damage to vital IT centers and software or hardware malfunctions. Harmonizing the IT systems of HVB Group's banking and finance subsidiaries to create a consistent IT architecture poses special challenges. In addition, IT systems need regular upgrading to meet the needs of changing business and regulatory requirements. In particular, compliance with the Basel II rules and implementation of an IRB Advanced Approach will place significant additional requirements on the functionality of HVB Group's IT systems. The necessary upgrades related to the introduction of the Basel II rules may not be implemented on a timely basis and may fail to be fully functional as required. The problems, challenges and upgrade requirements described above pose significant risks to the Group, even though HVB Group takes measures to protect itself against them.

Changes in Tax Laws May Adversely Affect the Business of HVB Group

New German Thin Capitalization Rules. The German legislature has enacted new tax rules with respect to shareholder financing as of January 1, 2004. The new law applies to loans provided by a significant shareholder (*i.e.*, holding more than 25%) or a person related to such shareholder (*e.g.*, affiliates or subsidiaries) and to loans provided by third parties that are collateralized by a significant shareholder or a related person. If such loans exceed a certain debt-equity ratio, interest payments may not be deductible for corporate income and trade tax purposes but instead will be treated as constructive profit distributions to the significant shareholder. The new law may significantly impact the ability of borrowers to claim interest deductions in Germany with respect to loans extended by HypoVereinsbank that are secured by significant shareholders of the borrower or persons related to such shareholders. In addition, the new law may have a significant impact on the debt financing of companies in Germany. As it is currently still unclear how the new law will be interpreted by the tax authorities, HypoVereinsbank cannot predict precisely if and how the new law will affect its lending operations.

VAT liability. According to a new provision contained in the German VAT law, the assignee of receivables is jointly and severally liable with the assignor for the VAT included in the gross amount of such receivables if the assignor has not paid the VAT when it was due. As a result, this new law may negatively affect the suitability of trade receivables as collateral for secured financing.

Risks Related to the Tax Treatment of the Spin-off

In the course of the spin-off, all shares in DIA Vermögensverwaltungs-GmbH held by HypoVereinsbank as sole shareholder of DIA Vermögensverwaltungs-GmbH were transferred to Hypo Real Estate Holding AG. Prior to the spin-off, DIA GmbH acquired several shareholdings in other companies. In addition, other assets were sold and transferred to Hypo Real Estate Group in connection with the spin-off, in particular parts of HypoVereinsbank's commercial real estate financing portfolio. All these transaction steps have tax implications, in particular relating to income and real estate taxes, and involve risks in light of the complexity of the transactions and potential changes of the applicable tax provisions. Although HVB Group and Hypo Real Estate Group have diligently analyzed the tax consequences, it cannot be excluded that the spin-off and transactions connected therewith may have adverse tax consequences to HypoVereinsbank. Existing tax loss carryforwards of HypoVereinsbank were allocated between HypoVereinsbank and Hypo Real Estate Holding AG as a result of the spin-off in the same proportion as the net asset value of the spun-off property bears to the net asset value of the property of HypoVereinsbank prior to the spin-off.

HypoVereinsbank Has Several Direct and Indirect Listed Subsidiaries With Third-Party Minority Shareholders

HypoVereinsbank's German subsidiaries Brau und Brunnen AG (sold in 2004), Vereins- und Westbank AG and DAB Bank AG, its Austrian subsidiary Bank Austria Creditanstalt AG and its Polish subsidiary Bank Przemyslowo-Handlowy PBK S.A. are listed on German, Austrian or Polish stock exchanges. The free float in these companies amounts up to approximately 30%. Under German, Austrian and Polish stock corporation law, minority shareholders have certain protective rights. Therefore, shareholders of HypoVereinsbank's listed subsidiaries may effectively limit HypoVereinsbank's power to implement certain reorganization measures within the Group if such measures affect their minority rights. Furthermore, depending on the size of their shareholding and the articles of association of the subsidiary concerned, among other things, minority shareholders may have the right to call a shareholders' meeting and to have certain issues put on the agenda for the general shareholders' meeting. Also, a squeeze-out of minority shareholders is only permissible within certain limitations.

HypoVereinsbank and Other HVB Group Companies Face Litigation Risks

For a description of certain litigation and investigations that a prospective investor should carefully consider before making a decision to invest in the shares of HypoVereinsbank, see "Business of HVB Group—Legal Proceedings."

Regulatory Risks

The Regulatory Environment for HVB Group May Change; Non-compliance With Regulatory Requirements May Result in Enforcement Measures

HVB Group's operations are regulated and supervised by the central banks and regulatory authorities in each of the jurisdictions where it conducts business. In each of these countries, HVB Group's operations require a banking license or at least a notification to the national regulator. The bank regulatory regimes in the various local jurisdictions are subject to change. Changes in the regulatory requirements in a relevant jurisdiction may impose additional obligations on HVB Group companies. In addition, compliance with the revised regulatory requirements may result in a significant increase in administrative expenses which may have an adverse impact on HVB Group's financial condition and results of operations.

There is a risk that in the case of a repeated violation of the regulatory requirements in any relevant jurisdiction, the banking license granted to a company of the HVB Group in such jurisdiction will be revoked or limited. In Germany, HVB Group is regulated by the BaFin. The BaFin has a wide range of enforcement powers in the event it discovers any irregularities. Among other things, if HypoVereinsbank's or HVB Group's own funds or liquidity requirements do not meet the statutory minimum requirements, the BaFin may prohibit HVB Group from extending further credits. Should there be a risk that a bank may not be able to perform its obligations *vis-à-vis* its creditors, the BaFin may, for the purpose of avoiding such risk, impose a "section 46a moratorium" on the German banking subsidiaries of HVB Group, *i.e.*, prohibit the disposal of assets and the making of payments, order the closure of a bank's business with customers and prohibit the acceptance of payments not intended for the discharge of debts owed to the bank. See "Regulation and Supervision—Regulation and Supervision in Germany—Enforcement of Banking Regulations; Investigative Powers—Enforcement Powers."

The Effects of the Basel II Rules on HVB Group Are Still Unclear

Based on preliminary analyses and its participation in the Quantitative Impact Study QIS 3 in 2002, HypoVereinsbank expects that HVB Group's risk-weighted assets will be reduced once the Basel II rules have entered into effect and an IRB Advanced Approach (IRB=Internal Ratings Based) has been implemented, thus reducing HVB Group's need for bank regulatory capital. See "Operating and Financial Review and Prospects—Year Ended December 31, 2003 Compared with Year Ended December 31, 2002—Capital Resources—Capital Adequacy." Since the Basel II rules have not yet been finalized, it is too early to predict with certainty whether the Basel II rules will actually decrease HVB Group's needs for bank regulatory capital. In addition, the costs for the implementation of the Basel II rules currently cannot be definitively determined.

It is Uncertain whether the Status of a Mixed Mortgage Bank and the Privileges Resulting Therefrom will Continue to be Available to HypoVereinsbank in the Future

As part of the political discussions in Germany about the regulation of *Pfandbriefe* issued by public sector banks when and if the state guarantees for public sector banks cease to exist in 2005, it has been proposed that the privilege to issue *Pfandbriefe* should no longer be limited to mortgage banks, mixed mortgage banks and public sector banks. Rather, it has been proposed that all banks should be permitted to issue *Pfandbriefe*, provided that the *Pfandbriefe* meet certain criteria set forth in special *Pfandbrief* legislation. If these proposals were implemented by the legislator, HypoVereinsbank would lose the advantages with respect to the issuance of *Pfandbriefe*, which result from its status as a mixed mortgage bank. At present, mixed mortgage banks are the only universal (as compared to specialized) banks that are allowed to issue *Pfandbriefe*. HypoVereinsbank is a very active participant in the *Pfandbrief* market, both as an issuer and in the secondary market. *Pfandbriefe* are a very important funding source for the HVB Group. For an overview of the proportion of *Pfandbriefe* in HVB Group's total volume of liabilities evidenced by paper, see "Selected Statistical Information—Consolidated Selected Statistical Information—Promissory Notes and other Liabilities Evidenced by Paper." The loss of the privilege to issue *Pfandbriefe* might make HVB Group's funding more expensive and could deprive HVB Group of a competitive advantage over its competitors that do not have the status of a mixed mortgage bank. At present, however, it is unclear what the effects of an overhaul of the German *Pfandbrief* regulation would actually be for HVB Group.

Risks Relating to the Offering and the New Shares

The Share Price of HypoVereinsbank Has Been and May Continue To Be Volatile

The share price of HypoVereinsbank has been volatile in the past due in part to the high volatility in the securities markets generally, and of financial institutions' share prices in particular, as well as to developments, which have affected HVB Group's results of operations and financial condition. Factors other than the Group's results of operations and financial condition that may affect HypoVereinsbank's share price include, but are not limited to, investor perception of the success and effects of the Offering; HVB Group's strategy described in this Offering Circular; a downgrade or rumors regarding a downgrade of the Group's credit ratings; potential litigation or regulatory action involving the Group or any of the industries to which the Group has any significant credit exposures; market expectations of the performance and capital adequacy of financial institutions generally, investor perception of, as well as the actual performance of, other financial institutions; announcements concerning the bankruptcy or other similar reorganization proceedings involving, or any investigations into the accounting practices of, other banks, and general market volatility.

Shareholders Who Do Not Participate in the Offering May Experience Significant Dilution in their Shareholdings

Subscription rights to subscribe for New Shares that are not exercised on or before April 5, 2004, will expire. To the extent that a shareholder does not exercise the subscription rights that are attached to the shares held by such shareholder, such shareholders' proportionate ownership and voting interest in HypoVereinsbank will be diluted and the percentage of HypoVereinsbank's increased share capital that is represented by the number of shares held by such shareholder will be reduced proportionately in accordance with the percentage by which HypoVereinsbank's share capital will be increased and the extent to which such shareholder does not participate in the capital increase.

If the Offering is Discontinued or there is a Substantial Decline in HypoVereinsbank's Share Price, Subscription Rights May Become Void or Worthless

The New Shares have been subscribed for by the Underwriters with the obligation to offer them to the shareholders of HypoVereinsbank pursuant to the Underwriting Agreement, which may be terminated under certain circumstances (see "Underwriting"). If the Underwriting Agreement is terminated, this Offering will proceed under different terms. As a result thereof, investors who have acquired subscription rights in the secondary market will suffer a loss, as trades relating to subscription rights will not be unwound should the Offering be terminated. In addition, a significant decline in HypoVereinsbank's share price may materially adversely affect the value of the subscription rights.

There Can Be No Assurances That an Active Trading Market Will Develop for the Subscription Rights and, If a Market Does Develop, the Subscription Rights May be Subject to Greater Volatility Than the Shares of HypoVereinsbank

HypoVereinsbank intends to apply for trading of the subscription rights on the Frankfurt Stock Exchange and the Vienna Stock Exchange from March 23, 2004 to April 1, 2004. HypoVereinsbank does not intend to apply for trading of the subscription rights on any other exchange. There can be no assurances that active trading in the subscription rights will develop on the Frankfurt Stock Exchange or the Vienna Stock Exchange during the rights trading period and that there will be sufficient liquidity in the subscription rights during the rights trading period. In accordance with standard market practice in Germany, the price at which the subscription rights trade on the Frankfurt Stock Exchange will be fixed only once each trading day. In addition, because the price of the subscription rights depends to a large extent on the share price of HypoVereinsbank, the existing volatility of the share price of HypoVereinsbank, as described above in "—The Share Price of HypoVereinsbank Has Been and May Continue To Be Volatile" will add to the volatility of the price of the subscription rights. Moreover, the price of the subscription rights may be more volatile than the share price of HypoVereinsbank.

HypoVereinsbank's Ability to Pay Dividends is Uncertain

HypoVereinsbank may pay dividends to its shareholders only if sufficient distributable balance sheet profits are available. HypoVereinsbank cannot, however, offer any assurance that distributable balance sheet profits will actually be available in any given fiscal year. Payment of future dividends depends on the earnings of the Bank, its future outlook, its financial condition and other factors, including liquidity requirements, as well as tax, regulatory and other legal considerations. See "Dividends and Dividend Policy." With respect to fiscal year 2002, HypoVereinsbank did not pay any dividends to its ordinary or preference shareholders and, with respect to fiscal year 2003, it will not make any such payment.

The Voting Rights of Ordinary Shareholders Will be Diluted Because the Preferential Dividends of Preference Shareholders With Respect to Fiscal Years 2003 and 2002 Will Not be Paid in Full in 2004

HypoVereinsbank has not paid and will not pay any dividends to its ordinary or preference shareholders with respect to fiscal years 2002 and 2003. Since preferential dividends rights of preference shareholders are cumulative, in 2004, HypoVereinsbank is obligated to pay to its preference shareholders the full amount of the preferential dividends with respect to fiscal years 2002 and 2003, *i.e.*, an aggregate amount of € 0.144 per preference share, before it may distribute any dividends to its ordinary and preference shareholders. HypoVereinsbank will not distribute to its preference shareholders the full preferential dividends with respect to fiscal years 2003 and 2002 in 2004. As a result thereof, the non-voting preference shares become, by operation of law, voting shares up until the cumulative preferential dividend from 2002 onward has been paid. See "Description of HypoVereinsbank's Share Capital—Voting Rights and General Shareholders' Meetings." Thus, the preference shareholders are entitled to the same voting rights as ordinary shareholders and thus dilute the ordinary shareholders' voting rights. In addition, if HypoVereinsbank intends to pay a dividend to its ordinary shareholders in 2005, HypoVereinsbank will be obligated to pay to its preference shareholders the full amount of the preferential dividends with respect to fiscal years 2002 and 2003 plus the full amount of the preferential dividend with respect to fiscal year 2004, before it can distribute any dividends. In light of the relatively small amounts of preferential dividends involved, HypoVereinsbank believes that this obligation will not hinder it from distributing dividends to its ordinary shareholders in 2005, provided that HypoVereinsbank reports balance sheet profits for fiscal year 2004.

In Certain Circumstances, U.S. Holders of Shares May Not be Able to Take Advantage of Subscription Rights Attached to such Shares

Except in certain limited circumstances, German law confers on all of the holders of HypoVereinsbank's shares (including the New Shares and including the holders of such shares in the United States ("U.S. Holders")) the right to purchase a sufficient number of shares to maintain their existing ownership ratios whenever HypoVereinsbank issues new shares for cash. HypoVereinsbank would not be able to offer such new shares to U.S. Holders pursuant to these subscription rights unless a registration statement under the Securities Act is effective with respect to such shares, or an exemption from the registration requirements of the Securities Act is available. HypoVereinsbank intends to evaluate at the time of any future rights offering the costs and liabilities associated with any such registration statement, if required, as well as the benefits to the HVB Group of enabling U.S. Holders to exercise subscription rights, and any other factors that HypoVereinsbank considers appropriate at that time. Based on these considerations, HypoVereinsbank would make a decision as to whether to file such a registration statement. No assurance can be given that any registration statement would be filed or, if filed, would be declared effective. As a result, it is possible that subscription rights accorded to U.S. Holders would expire unexercised, and affected U.S. Holders would not realize any value from such rights. In any such case, such U.S. Holders' equity interest in HypoVereinsbank would be diluted proportionately. See "Description of HypoVereinsbank's Share Capital—Subscription Rights."

Capitalization of HVB Group

The following table sets forth, as of December 31, 2003, the audited consolidated capitalization of HVB Group on an actual basis and as adjusted to reflect the estimated net proceeds of approximately € 2,940 million (after deducting underwriting commissions and other offering expenses to be borne by HypoVereinsbank) from the sale of 214,410,440 New Shares in this Offering, at the subscription price of € 14 per share. The actual net proceeds may differ from this estimate. This table should be read in conjunction with the HVB Group Financial Statements as of and for the year ended December 31, 2003 and the "Operating and Financial Review and Prospects" section, each of which appear elsewhere in this Offering Circular.

	As of December 31, 2003	
	Actual	Adjusted[1]
	(€ in million, excluding risk-weighted assets and capital adequacy ratios)	
Capitalization[2]		
Promissory Notes and other Liabilities Evidenced by Paper	122,728	122,728
Subordinated capital	19,183	19,183
Minority interest	2,476	2,476
Shareholders' equity:		
Subscribed capital	1,609	2,252
Additional paid-in capital	9,295	11,591
Retained earnings	—	—
Reserve arising from currency and other charges	(40)	(40)
Consolidated profit 2003	—	—
Change in valuation of financial instruments	(552)	(552)
Total shareholders' equity	10,312	13,251
Total capitalization	154,699	157,638
Regulatory Banking Capital and Capital Adequacy Ratios (BIS)[3]		
Equity funds:		
Core capital (Tier I)	14,365	17,582
Supplementary capital (Tier II)	9,979	11,310
Equity capital (Tier I + Tier II)	24,344	28,892
Tier III capital	1,240	1,240
Total equity funds (Tier I + Tier II + Tier III)	25,584	30,132
Risk-weighted assets (€ in billion)	242	245
BIS core capital ratio (Tier I) (%)	5.9	7.2
BIS equity capital ratio (Tier I + Tier II) (%)	10.1	11.8
BIS equity funds ratio (Tier I + Tier II + Tier III) (%)	9.7	11.3

(1) Taking into account net proceeds of approximately € 2,940 million from the sale of 214,410,440 New Shares from the capital increase resolved on February 25, 2004 and registered with the commercial register on March 1, 2004.

(2) Figures are based on the 2003 HVB Group Financial Statements prepared in accordance with IFRS.

(3) Figures are prepared in accordance with the BIS rules. For further information on HVB Group's capital for bank regulatory purposes, see "Operating and Financial Review and Prospects—Year Ended December 31, 2003 Compared with Year Ended December 31, 2002—Capital Resources—Capital Adequacy" and "Regulation and Supervision—Regulation and Supervision in Germany—Capital Adequacy Requirements."

Dividends and Dividend Policy

The New Shares are entitled to full dividends for fiscal year 2004 and all future fiscal years of HypoVereinsbank.

The holders of HypoVereinsbank's voting shares decide, by resolution, whether dividends will be paid for any given fiscal year and on the amount of any such dividend payments. Such shareholders' resolutions are voted on upon a proposal of the Bank's Management Board and Supervisory Board at the annual general shareholders' meeting that follows the fiscal year in respect of which dividends are proposed to be paid. In general, HypoVereinsbank's shareholders participate in the Bank's profits in accordance with the percentage of the share capital attributable to their shares. Preference shareholders, however, are entitled to an additional cumulative preferential dividend of € 0.064 per share.

Dividends may only be paid from the Bank's distributable balance sheet profits (*Bilanzgewinn*) recorded in the Bank's unconsolidated audited annual financial statements prepared in accordance with German GAAP by the Management Board and approved by the Supervisory Board. German GAAP differs in certain respects from IFRS. Certain material differences in accounting under IFRS and German GAAP are described in the notes to the 2003 HVB Group Financial Statements under "Exempting Consolidated Financial Statements in Accordance with IFRS". In determining the amount available for distribution, the annual net income or loss (*Jahresüberschuss/Jahresfehlbetrag*) must be adjusted to account for withdrawals from or allocations to reserves. Certain reserves must be established by law, and such reserves must therefore be deducted in calculating the amount available for distribution. In addition, in determining distributable profits for any fiscal year, the additional paid-in capital and the legal reserve, as shown below, may be transferred in the Bank's discretion to offset any losses which may be incurred by the Bank, such amounts may not otherwise be used to pay dividends.

The Bank did not pay any dividends for fiscal year 2002. In addition, the HypoVereinsbank Financial Statements, as approved by the Bank's Supervisory Board on March 10, 2004, do not show any distributable balance sheet profits for fiscal year 2003. Therefore, the Bank will also not pay any dividends for fiscal year 2003. The Bank generally intends to resume paying dividends to its shareholders, subject to distributable balance sheet profits. However, HypoVereinsbank cannot offer any assurance that distributable balance sheet profits will actually be available in any given fiscal year. Payment of future dividends depends on the earnings of the Bank, its future outlook, its financial condition and other factors, including liquidity requirements, as well as tax, regulatory and other legal considerations. Under German law, dividend payments are generally subject to dividend withholding tax. See "Taxation in Germany—Taxation of Dividends."

The following table sets forth the items derived from the Bank's unconsolidated audited balance sheet that affect the calculation of the Bank's distributable profits, and the annual dividends paid per HypoVereinsbank share, each of which for the fiscal years indicated. The data set forth below should be read in conjunction with the HypoVereinsbank Financial Statements appearing elsewhere in this Offering Circular.

	Year ended December 31,				
	2003	2002	2001	2000	1999
	(€ in million, except dividend per share)				
Balance sheet profits	—	—	457	456	359
Other retained earnings	—	2,812	2,812	2,712	2,462
	—	2,812	3,269	3,168	2,821
Additional paid-in capital and legal reserve	9,126	13,329	13,329	13,284	7,202
Dividend paid per ordinary share (€)	—	—	0.85	0.85	0.85
Dividend paid per preference share (€)	—	—	0.93	0.93	0.93
Total dividends paid on ordinary and preference shares	—	—	457	456	359

Business of HVB Group

Introduction

Overview

HVB Group is one of Europe's leading providers of banking and financial services. Based on consolidated assets of € 479 billion at December 31, 2003, HVB Group is the second largest bank in Germany. The parent company of HVB Group is HypoVereinsbank, which was formed by the merger of Bayerische Vereinsbank AG ("Vereinsbank") and Bayerische Hypotheken- und Wechsel-Bank AG ("HYPO-Bank") in 1998.

HVB Group offers a comprehensive range of banking and financial products and services to a broad range of customer groups in the retail, corporate and public sectors. The range of products and services offered by HVB Group includes mortgage loans, consumer banking services, private banking, business loans, foreign trade finance, mutual funds, advisory services, brokerage and trading, securities business and asset management. HypoVereinsbank is one of only three private sector banks in Germany with the status of a mixed mortgage bank, meaning it is allowed to engage in commercial banking as well as mortgage banking activities, including in particular the issuance of *Pfandbriefe* for the purpose of refinancing its mortgage and public sector loans.

While much of its business is conducted in Germany, HVB Group has a strong presence in its other core markets Austria and Central and Eastern Europe. HVB has a worldwide client base of approximately 9.8 million customers, with approximately 4 million in Germany, approximately 1.8 million in Austria and approximately 3.9 million in Central and Eastern Europe. In Austria, HVB Group offers a full range of financial and banking products to retail and corporate customers through Bank Austria Creditanstalt (together with its consolidated subsidiaries, "BA-CA Group"), Austria's largest bank based on consolidated assets of € 137 billion at December 31, 2003. HypoVereinsbank holds approximately 77.5% of the ordinary bearer shares of Bank Austria Creditanstalt, which are listed on the Vienna and Warsaw stock exchanges. In Central and Eastern Europe, HVB Group currently has a presence in 16 countries and is focused on further growth. In Poland, the Group operates through Bank Przemyslowo-Handlowy PBK S.A. ("Bank BPH", and together with its consolidated subsidiaries, "Bank BPH Group"), the third largest Polish bank based on consolidated assets of € 10 billion at December 31, 2003. HVB Group holds approximately 71.03% of the shares of Bank BPH, which are listed on the Warsaw stock exchange. HVB Group also offers selected corporate banking services and capital markets products through branches outside its core markets of Germany, Austria and Central and Eastern Europe.

The headquarters of HVB Group are in Munich, Germany. As of December 31, 2003, HVB Group had a network of 693 branches in Germany, 421 branches in Austria, 895 branches in Central and Eastern Europe, and 53 branches and representative offices elsewhere in the world. The Group had a total of 60,214 employees worldwide as of December 31, 2003: 27,359 in Germany, 13,038 in Austria, 18,107 in Central and Eastern Europe, and 1,710 elsewhere in the world.

Transformation 2003 Program

In the year ended December 31, 2002, HVB Group incurred an operating loss for the first time, which amounted to € 638 million (HVB Group (pro forma) 2002: € 613 million). In January 2003, HypoVereinsbank adopted its strategic initiative and restructuring program "Transformation 2003" to achieve three key targets by the end of 2003: a sustained improvement of HVB Group's operating performance in its core business, a significant increase of the Group's BIS core capital ratio (Tier I) toward 7% and a material reduction of the complexity of the Group's structure in order to improve operating efficiencies. HypoVereinsbank also announced its intention to reduce the Group's risk-weighted assets by a total of approximately € 100 billion by the end of 2003.

For fiscal year 2003, HVB Group reported an operating profit of € 1,432 million, representing an increase compared to the previous year (pro forma) of approximately € 2,045 billion. In addition to lower provisions for losses on loans and advances (minus € 979 million as compared to HVB Group (pro forma) 2002), reduced administrative expenses (minus € 525 million as compared to HVB Group (pro forma) 2002) and increased operating revenues (plus € 541 million as compared to HVB Group (pro forma) 2002) also contributed to this result. In the 2003 fiscal year, HVB Group nonetheless reported a net loss before taxes of € 2,146 million (HVB Group (pro forma) 2002: net loss before taxes of € 853 million) and a net loss adjusted for minority interests of € 2,639 million (HVB Group (pro forma) 2002: net loss adjusted for minority interests of € 809 million). HVB

Group's net loss was primarily due to the impairment charges resulting from the difference between the recoverable amounts and the book values of HVB Group's holdings in listed companies and, in addition thereto, non-scheduled amortization of goodwill (in particular with respect to Bank Austria Creditanstalt) and the risk shield provided for Hypo Real Estate Bank AG. These negative extraordinary effects amounted to a total of € 3,351 million. After taking positive extraordinary effects into account (in particular gains realized from the sale of subsidiaries), extraordinary effects had a net negative impact on the Group's net income in 2003 of 2,756 million. For further information about extraordinary effects, see "Operating and Financial Review and Prospects—Year Ended December 31, 2003 Compared with Year Ended December 31, 2002—Overview." If neither positive nor negative extraordinary effects had existed, HVB Group would have reported net income before taxes in the amount of € 610 million (instead of an actual net loss before taxes of € 2,146 million) for fiscal year 2003.

HVB Group's cost/income ratio (based on operating revenues) for fiscal year 2003 has substantially improved compared to the previous year (HVB Group (pro forma) 2002: 72.0%) and amounted to 63.0% (excluding positive extraordinary effects: 66.0%). HVB Group's BIS core capital ratio has also improved compared to the previous year (HVB Group (pro forma) 2002: 5.1%). Without taking into account the negative extraordinary effects resulting from the impairment of available-for-sale investments, HVB Group's BIS core capital ratio would have totaled 6.8% as of December 31, 2003 (instead of an actual 5.9%). As of December 31, 2003, the risk-weighted assets of HVB Group amounted to € 242 billion, which represented a € 99 billion reduction compared to the previous year (or a reduction by € 44 billion of the risk-weighted assets of HVB Group (pro forma) 2002). HypoVereinsbank believes that the goals set by its Transformation 2003 program have therefore been successfully achieved.

The most important measures of the transformation program taken by HVB Group in 2003 were as follows:

- ***Reduction of stake in Bank Austria Creditanstalt:*** In July 2003, Bank Austria Creditanstalt offered approximately 33 million newly issued ordinary bearer shares in an initial public offering in Austria and through private placements outside Austria. As a result of the offering, HypoVereinsbank's interest in Bank Austria Creditanstalt, which had amounted to almost 100% prior to the transaction, was reduced to approximately 77.5%. The offering resulted in gross proceeds to Bank Austria Creditanstalt of approximately € 958 million and increased HVB Group's core capital (Tier I) by approximately € 900 million. As part of the transaction, all of Bank Austria Creditanstalt's outstanding ordinary bearer shares were admitted to trading on the Vienna Stock Exchange. In October 2003, the shares were also admitted to trading on the Warsaw Stock Exchange. For further information on the sale of shares of Bank Austria Creditanstalt, see "Operating and Financial Review and Prospects—Introduction—Factors Affecting Comparability—Significant Divestitures and Acquisitions in 2003—Reduction of HypoVereinbank's interest in Bank Austria Creditanstalt."

- ***Sale of norisbank AG and other non-strategic subsidiaries and participations:*** In July 2003, HypoVereinsbank agreed to sell its 100% interest in norisbank AG, its Nuremberg-based banking subsidiary focusing on the consumer credit business, to DZ BANK AG at a purchase price of € 416 million. The interest held by HypoVereinsbank was transferred to norisbank AG as of September 30, 2003. Due to the sale HypoVereinsbank achieved a gain of approximately € 279 million in the 2003 fiscal year. HypoVereinsbank also sold each of the 100% interests it held in its private banking subsidiaries Bank von Ernst & Cie. AG, Berne, and Bankhaus BethmannMaffei OHG, Munich. In October 2003, HypoVereinsbank agreed to sell Bank von Ernst & Cie. AG to The Royal Bank of Scotland plc for approximately € 320 million (subject to certain purchase price adjustments). The interest was transferred as of November 28, 2003. The gain from this transaction was approximately € 189 million. In December 2003, HypoVereinsbank agreed to sell Bankhaus BethmannMaffei OHG to Delbrück & Co. AG, a company of the ABN AMRO group at a purchase price of € 110 million (subject to a subsequent purchase price reduction by a maximum of € 20 million to € 90 million). For further information on the sale of non-strategic holdings, see "Operating and Financial Review and Prospects—Introduction—Factors Affecting Comparability— Significant Divestitures and Acquisitions in 2003—Sale of norisbank and Other Non-strategic Subsidiaries and Participations." HypoVereinsbank also sold the shopping mall "Fünf Höfe" in Munich to the real estate trust company Difa at a purchase price of approximately € 271 million. This sale resulted in a gain of approximately € 76 million.

- ***Transfer of commercial real estate financing activities to Hypo Real Estate Group:*** A major component of the Transformation 2003 program was the disposal of substantial parts of HVB Group's real estate financing business with commercial real estate customers, such as real estate developers, professional real estate investors and housing associations. As a first step, a major part of these businesses was transferred to the newly formed and legally separate Hypo Real Estate Holding AG (together with its consolidated subsidiaries, "Hypo Real Estate Group") by way of a spin-off (*Abspaltung*) pursuant to the provisions of the German Transformation Act (*Umwandlungsgesetz*). See also "Relationships and Transactions with Major Shareholders and Certain Other Parties—Certain

Relationships and Transactions—Relationship with Hypo Real Estate Group—Formation of Hypo Real Estate Group." The spin-off became legally effective upon its registration with the commercial register on September 29, 2003, with retroactive effect for accounting purposes as of January 1, 2003. Also in September 2003, HypoVereinsbank agreed to transfer by contract several European commercial real estate loan portfolios to the new Hypo Real Estate Group. Finally, in November 2003, HypoVereinsbank agreed to transfer its commercial real estate loan portfolio in the United States to Hypo Real Estate Group. Taken together, the transfer of commercial real estate financing activities to Hypo Real Estate Group comprised HypoVereinsbank's three German mortgage bank subsidiaries (HVB Real Estate Bank AG, Württembergische Hypothekenbank AG and Westfälische Hypothekenbank AG), and all of the Group's commercial real estate financing activities outside Germany, Austria, and Central and Eastern Europe. As a result of the transactions described above, HVB Group reduced its risk-weighted assets by a total of approximately € 57.6 billion. For further information with respect to the transfers, see "Relations and Transactions with Major Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationship with Hypo Real Estate Group—Formation of Hypo Real Estate Group" and "—Portfolio Transfers Between HVB Group and Hypo Real Estate Group." The commercial real estate lending operations of HypoVereinsbank in Germany and of BA-CA Group in Austria and Central and Eastern Europe were not transferred and remain with HVB Group. See "—Business Segments."

- ***Increased integration of the Group's internal organization and processes; reduction of operating costs:*** As part of the integration and reorganization of the Group's internal structure, HVB Group deconsolidated a series of companies in 2003, not only Hypo Real Estate Group and norisbank AG, but also a series of smaller companies such as PlanetHome AG and Banco BBA-Creditanstalt S.A., São Paulo. At the management board level, HVB Group created the function of Chief Operating Officer to seek to develop what the Group believes are significant synergies among the Group's business segments and to optimize structural costs through the closer integration of back office activities, processes and IT. To better serve private and corporate customers in its core regional markets, HVB Group integrated its asset management and private banking activities into the Group's Germany and Austria & Central and Eastern Europe ("Austria/CEE") business segments with effect as of January 2003. Furthermore, in 2003, HVB Group reduced the total number of its employees by 5,712, or approximately 8.7%, primarily through staff cuts and the deconsolidation of subsidiaries.

- ***Establishment of Project Finance Joint Venture:*** In August 2003, HVB Group established the New York-based HVB Global Assets Company L.P., to which HVB Group contributed a substantial portion of its existing project finance loan portfolio as well as lending commitments. Between October and December 2003, the financial investor General Electric Capital Corporation, Stamford, successively acquired an indirect equity interest in HVB Global Assets Company L.P. As of December 31, 2003, this interest was approximately € 747 million. For German bank regulatory purposes, HVB Global Assets Company L.P. is a financial company (*Finanzunternehmen*), which is fully consolidated in the HVB Group for bank regulatory purposes and in the 2003 HVB Group Financial Statements. Through the transaction, the Group increased its core capital (Tier I) by approximately € 747 million.

- ***Reduction of risk-weighted assets through securitization:*** In 2003, HVB Group securitized approximately € 11.6 billion of assets from its lending portfolio, reducing its risk-weighted assets by approximately € 8.9 billion. HVB Group's asset-backed securitization activities included, among others, a true sale securitization under its "Geldilux" program and several transactions under the "Promise" and "Provide" programs of KfW (*Kreditanstalt für Wiederaufbau*). Further information on HVB Group's securitization programs for the year 2003 are included in the 2003 HVB Group Financial Statements, note 55.

Some of the measures described above involve ongoing liabilities and operational risks. See "Risk Factors—Risks Relating to HVB Group's Business—Certain Steps of HVB Group's Transformation 2003 Program, In Particular Those Relating to the Spin-Off of Hypo Real Estate Group, Involve Ongoing Liabilities and Operational Risks."

Strategy

After concluding its transformation program, HVB Group, with its strategy program "Growing with Europe", seeks to strengthen its leading position in its core markets of Germany, Austria and Central and Eastern Europe. In particular, HVB Group intends to sustainably increase its profitability through consistently focusing on a customer and results-driven approach.

The principal objectives of HVB Group's strategy program are to:

- ***Increase its operating profitability:*** In order to achieve an improvement of its operating profitability, the Group seeks to increase the proportion of commission income in its core business areas through, for example, stepping up the cross-selling of products and services throughout the Group. In its lending business, HVB Group seeks to increase margins by consequently applying risk-adjusted pricing. In general, HVB Group intends to strengthen the focus of its banking business on private and corporate customers in its core markets Germany, Austria and Central and Eastern Europe. In Germany, HVB Group intends to tailor its range of products and services increasingly toward the special needs of specific customer groups. In Austria, the Group plans to increase the profitability of its business with private customers by stepping up cross-selling and strengthening the sales network. Business with corporate customers in Germany and Austria is expected to focus on the improvement of risk-adjusted pricing and the increase of commission income, in particular through the sale of integrated corporate finance products. For example, HVB Group plans to apply more leverage to its corporate lending activities in order to sell higher-margin treasury and capital market products to its existing customer base of small and medium-sized companies, in particular, products where the Group expects to benefit from its special expertise in the area of structured financing and risk transfer solutions, such as asset-backed securities and mezzanine financing. In Central and Eastern Europe, which HVB Group views as a region with particular growth potential, it aims to concentrate on expanding its customer base through organic growth and selected acquisitions.

- ***Sharpen its business profile:*** HVB Group aims to further streamline its internal organization and to reduce operating expenses. The internal integration of the Group is intended to be increased. For example, HypoVereinsbank intends to fully integrate its subsidiary Vereins- und Westbank AG ("Vereins- und Westbank") in the second half of 2004 in order to further streamline the Group's German operations and strengthen its distribution power. HVB Group also seeks to benefit from cost synergies resulting from the intended integration of its group-wide asset management activities. Furthermore, the Group intends to further rationalize its operations and central processes, for example by outsourcing its payment settlement services. HVB Group intends to improve the efficiency of its operating processes by improving the compatibility of and further developing its IT systems. The Group also plans to improve the efficiency of its customer relationship management services through, among other things, better training and management of its sales staff.

- ***Continue to improve its capital and risk management:*** Finally, HVB Group intends to allocate its capital resources to its core business in accordance with a results-driven approach. For example, it intends to keep the level of its risk-weighted assets stable at the current level through, for example, active credit portfolio management, the increased use of risk transfer techniques such as securitization and the outright disposal of entire credit portfolios. While HypoVereinsbank expects that in keeping with its strategic focus the Group's risk-weighted assets will grow in its business with German and Austrian retail customers and larger German medium-sized companies as well as in Central and Eastern Europe due to the expansion of its customer base there, the Group intends to contain such growth through rigorous application of risk-adjusted and results-oriented credit policies. Furthermore, HVB Group plans to reduce its risk-weighted assets in its non-European business, its commercial real estate business and in its business with corporate customers in Austria. HVB Group also intends to continue to reduce its non-strategic shareholdings and cross-shareholdings, which was begun in connection with the Transformation 2003 program, to further reduce the market risks associated with such shareholdings. See also "Operating and Financial Review and Prospects—Introduction—Factors Affecting Comparability—Significant Completed and Proposed Divestitures and Acquisitions in 2004".

Business Segments

Introduction

In this Offering Circular and for purposes of the consolidated financial statements for the fiscal year 2003, HVB Group's segment results are reported on the basis of the three business segments Germany, Austria & Central and Eastern Europe ("Austria/CEE") and Corporates & Markets, and the Real Estate Workout segment:

- ***Germany:*** The Group's Germany business segment consists of HVB Group's banking business, including its asset management activities, with private customers, professionals and companies (except for approximately 300 large German or international companies that require significant capital markets services and are therefore reported in the Corporates & Markets business segment) in Germany. In addition, the Group's activities in the three Baltic states, which are currently conducted through Vereins- und Westbank, are reported in the Germany business segment.

- ***Austria & Central and Eastern Europe:*** The Austria/CEE business segment centers on the activities of BA-CA Group. It comprises BA-CA Group's business with its retail customers, its asset management and private banking activities and its residential and commercial real estate financing activities in Austria and Central and Eastern Europe, and the vast majority of its corporate banking activities. A share of 50% of BA-CA Group's results generated through business with approximately 50 very large Austrian and multinational customers is allocated to the HVB Group's Corporates & Markets business segment. Moreover, BA-CA Group's treasury and capital markets operations in Austria and Central and Eastern Europe are not reported in the Austria/CEE business segment, but are reported in the Corporates & Markets business segment.

- ***Corporates & Markets:*** The Corporates & Markets business segment comprises HVB Group's entire capital markets-oriented business activities, including BA-CA Group's treasury and capital markets operations in Austria and Central and Eastern Europe, and the Group's business with some 800 institutional clients and the business in Germany with approximately 300 large corporate customers that have a need for significant capital markets services. In addition, a share of 50% of the results generated by BA-CA Group with approximately 50 large Austrian and multinational companies is reported in the Corporate & Markets business segment. The Corporates & Markets business segment also includes HVB Group's operations in Russia and the Ukraine.

- ***Real Estate Workout:*** The function of HVB Group's Real Estate Workout segment is to restructure or liquidate a workout portfolio comprised of problem real estate loans and, to a significantly lesser extent, underlying real estate acquired at auctions, that was separated from the Group's other business segments as of December 31, 1999.

In its consolidated financial statements for the fiscal year 2002, HVB Group also reported a discontinuing operation under the name "Hypo Group", which included that part of the Group's commercial real estate financing business that HVB Group had decided to transfer to the newly formed Hypo Real Estate Group. For more information on the Hypo Group discontinuing operation, see "Pro Forma Financial Information—Introduction." HypoVereinsbank's portfolio of German commercial real estate loans, which had a total volume of approximately € 26 billion as of December 31, 2003, and BA-CA Group's portfolio of commercial real estate loans, which had a total volume of approximately € 9 billion as of December 31, 2003, were not disposed of but remain with HVB Group and continue to be part of the Group's Germany and Austria/CEE business segments. For more information on HVB Group's segment reporting, see "Operating and Financial Review and Prospects—Introduction—Factors Affecting Comparability—Segment Reporting."

Germany

Overview

HVB Group is one of the leading providers of banking and financial services in Germany. As of December 31, 2003, the Group's Germany business segment had approximately 4 million customers and 13,956 employees. The Germany business segment reported operating revenues of approximately € 4,676 million in 2003. In 2003, the Germany business segment reported an operating profit of approximately € 278 million and net income before taxes of approximately € 224 million.

The Germany business segment comprised the following three business units as of December 31, 2003:

- Retail customers;
- Corporate customers and professionals; and
- Commercial real estate finance

Strategic Focus

In Germany HVB Group intends to tailor the range of services it offers to private customers increasingly toward the special needs of specific customer groups. To achieve this, it plans to combine standardized products and services to meet the needs of each group efficiently. The Group aims to enhance the cross-selling of, among other products, insurance products, consumer loans and mutual funds. For example, by leveraging customer relationships in the residential real estate financing business, it intends to sell more life and property insurance and home loan and savings products. The Germany business segment also seeks to increase its customer base of high net worth individuals and to expand its private banking activities. In the corporate customers area, the Germany business segment plans to increase the sale of capital markets-related products. HVB Group intends to increase the share of revenues from the advisory business, for example, by offering capital markets-related products developed by the Corporates & Markets business segment. In order to increase the profitability of the Germany business segment, the Group also intends to improve risk-adjusted pricing for loans and other credit-related products through improved credit risk management procedures, in particular with respect to the analysis of risks in individual industry sectors. For further information on risk-adjusted pricing, see "Credit Portfolio—Credit Policies—Capital Allocation." HVB Group intends to increase the profitability of its commercial real estate financing activities in Germany remaining with HypoVereinsbank after the spin-off of Hypo Real Estate Group, primarily through risk-adjusted pricing, consistent application of its credit policies and the reduction of unprofitable loan portfolios. The Group therefore intends to focus its business activities in this area on customers of excellent credit standing in selected markets.

The Germany business segment also intends to improve the efficiency and customer-orientation of its sales organization, for example, through intensive training and management of its sales staff. The introduction of supportive IT-systems is intended to facilitate the cross-selling of products and services.

Market and Competition

HypoVereinsbank is the second largest German bank, based on total consolidated assets as of December 31, 2003. According to market research conducted by Financial Market Data Census (FMDS-Census) in 2002, approximately 3% of all German private customers maintain a banking relationship with HVB Group. In Bavaria, where the Group has a traditionally strong market position, around 10% of all private customers have a banking relationship with the Group. Among German companies with an average annual turnover of more than € 10 million, approximately 27% have a banking relationship with the Group, and approximately 10% maintain their main banking relationship with HVB Group. In Germany, the Group faces intense competition in all of its business areas. The German banking sector continues to display a high degree of fragmentation and significant overcapacity. The retail banking sector in particular is intensely competitive due to excess banking capacity, putting constant pressure on interest margins and pricing. The market for loans to finance real estate is particularly competitive in Germany. The generally unfavorable economic conditions of recent years have intensified the difficulties of German banks in earning adequate returns. See "Operating and Financial Review and Prospects—Introduction—Key Drivers—Changes in the Banking Industry and Competitive Environment." HVB Group's main competitors in Germany are other commercial banks, savings banks and public sector banks.

Products and Services

Retail customers. In the retail banking area, the Germany business segment offers a wide range of products and services, including checking and savings accounts, payment transfers, consumer loans, debit and credit cards, securities brokerage, asset management, mutual funds, pension planning, insurance products, and home loan and savings products, which combine an initial period of saving by the customer with a subsequent loan for the purchase, construction or improvement of residential housing at a below-market interest rate. Residential real estate lending continues to be a core competence and an important source of revenue for the segment. Brokerage services by telephone and Internet primarily to private customers are operated by DAB Bank AG ("DAB Bank"), a subsidiary in which HypoVereinsbank holds a 76% interest. DAB Bank, with approximately € 11.9 billion in customer assets as of December 31, 2003, provides a broad portfolio of securities products and services, including mutual funds, certificates, shares, bonds and warrants, as well as professional trading tools that enable customers to design their own investment portfolios. After the sale of HypoVereinsbank's former consumer banking subsidiary norisbank AG, the Germany business segment's consumer lending activities focus on "HVB Sofortkredit" products. The retail banking activities of the Germany business segment also encompasses HVB Group's private banking operations and asset management activities in Germany. The Group's private banking services, which are conducted under the "HVB Private Banking" brand name, are targeted at high net worth individuals seeking individual wealth management solutions. The Group's asset management activities comprise investment fund products and asset management services. HVB Group offers not only HVB Group investment fund products, mainly under the "Activest" brand name, but also third-party investment fund products to provide its retail costumers with a broad range of investment options. Investment fund products include conventional mutual funds as well as innovative products, such as guarantee funds and certificates. The Group also manages and distributes a wide range of institutional funds (*Spezialfonds*), tailored to meet institutional investors' specific requirements. In 2003, the Activest Group sold investment products with an aggregate volume of approximately € 21.1 billion, with approximately € 12.5 billion consisting of retail funds and nearly € 8.6 billion consisting of institutional funds (*Spezialfonds*). The Group's INDexCHANGE funds have a strong market position in Germany in the growing business of index-tracking funds — so-called ETFs —, which are passively managed equity funds. As of December 31, 2003, the Germany business segment had approximately € 44.5 billion assets under management in Germany and approximately € 11.7 billion assets under management in Luxembourg. HVB Group cooperates with Munich Re Group with respect to the distribution of selected insurance products to private customers. See "—Distribution."

Corporate customers and professionals. The corporate customers and professionals business unit provides companies and self-employed customer groups such as doctors or pharmacists with a full range of banking products and services, including standard lending and capital markets-related finance products, electronic banking, cash management and pension planning. In addition, mid-sized corporate customers are offered a number of more complex capital markets-related finance solutions developed by the Corporates & Markets business segment, including structured finance, asset securitization and interest-rate and currency exchange-rate swaps. See "—Corporates & Markets." HVB Group also offers private equity advisory services and assists corporate customers in raising private equity. Through HVB Ratings Advisory GmbH, one of the largest companies of its kind in Germany, the Group assists companies that are preparing to undergo the initial rating analysis by an independent rating agency, a process that HypoVereinsbank believes will assume heightened importance following the implementation of the Basel II recommendations. The Group also has a special focus on professionals and self-employed customer groups, particularly in the medical professions, to whom it offers banking products and services, including financial planning products and financing solutions, that are specifically tailored to their needs.

Commercial real estate finance. HVB Group's commercial real estate financing activities in Germany primarily involve lending business with professional real estate investors, real estate developers and housing associations. At December 31, 2003, the Bank's existing portfolio of German commercial real estate loans had a volume of approximately € 26 billion. As of the same date, loans to real estate developers and housing associations accounted for approximately 28% of the portfolio, loans to professional real estate investors with exposures of at least € 5 million, including, among others, real estate funds and real estate leasing companies, accounted for approximately 57%, and loans to real estate financing customers with exposures below € 5 million accounted for approximately 15% of the portfolio. HypoVereinsbank aims to significantly improve the profitability of its commercial real estate financing activities in Germany. For this reason, the Bank intends to focus its business activities in this area on customers of excellent credit standing. It also aims to leverage its portfolio-based customer relations to increase the cross-selling of banking and financial services to professional real estate investors. HVB Group also sells capital markets-related real estate financing solutions and services as for instance structured or syndicated finance and advisory services in connection with corporate transactions ("Real Estate M&A").

Distribution

The Germany business segment generally provides "multi-channel" access, giving customers the choice of several access channels to banking services, each with differing degrees of service: the branch network, telephone banking, online banking and external distributors. Since the merger creating HypoVereinsbank in 1998, reducing the number of branches in Germany has been a strategic priority for the Group. As of December 31, 2003, HVB Group had 693 branches in Germany, a decrease of approximately 590 branches since 1998. The Group's branch network is particularly strong in Bavaria, with 400 branches (predominantly of HypoVereinsbank), and in Schleswig-Holstein and Hamburg, with 77 and 38 branches, respectively, (predominantly of Vereins- und Westbank), as of December 31, 2003.

In Germany, retail asset management products are primarily distributed through the branch network of HypoVereinsbank and Vereins- und Westbank and through DAB Bank. Intermediaries such as financing agents, tax consultants, and savings and loan association agents play a substantial role in generating new real estate business for the Germany business segment. In 2003, intermediaries generated approximately 30% of the Group's new business with German private customers in the area of real estate financing.

To strengthen the distribution and cross-selling in the private and commercial real estate financing business, the Germany business segment has centralized its real estate financing specialists in one distribution unit since January 2004.

HVB Group home loan and savings products are marketed primarily by Vereinsbank Victoria Bauspar AG, which is 70% owned by HVB Group and 30% owned by ERGO Versicherungsgruppe AG ("ERGO"). In 2003, approximately 71,800 contracts for home loan and savings products, with a total value (principal amount of loans plus interest) of approximately € 1.3 billion, were concluded by entities of HVB Group.

HVB Group and the VICTORIA insurance subsidiaries of ERGO, which is the holding company for the primary insurance business of Munich Re Group, cooperate (since 2001 exclusively) in the distribution of selected financial and insurance products to private customers throughout Germany. The HVB Group/Munich Re Group cooperation focuses on selling VICTORIA capital and residual debt life insurance products to private customers of HVB Group and selling selected HVB Group banking and financing products, in particular real estate loans and "HVB Sofortkredit" consumer loans, to VICTORIA customers. The Munich Re Group is the largest shareholder of HypoVereinsbank and HypoVereinsbank holds a significant interest in Munich Re Group. For more information on HypoVereinsbank's cooperation and relationship with Munich Re Group, see "Relationships and Transactions with Major Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationship with Munich Re Group." In 2003, HypoVereinsbank and Vereins- und Westbank together generated commission income of approximately € 55 million through the sale of VICTORIA insurance products to their customers. Together, they paid commission fees of approximately € 0.7 million in 2003 to insurance subsidiaries of ERGO. HVB Group intends to further intensify its successful cooperation with Munich Re Group, in particular in the areas of pension planning, consumer lending and life insurance.

Smaller corporate customers and professionals are serviced by around 100 specialized sales teams within the Group's German branch network and eleven regional service centers. The Group's corporate customers are serviced by approximately 60 specialized sales teams within the branch network and can also directly access on line payment systems. Furthermore, each corporate customer (given a sufficiently attractive earnings potential) is assigned a local relationship manager, assisted by specialists in the various business areas, special head office units and foreign branches. HVB Group continues to develop its electronic banking systems to facilitate national and international payment transactions for its corporate customers (including an international cash management system and enhanced access through the Internet).

Austria & Central and Eastern Europe

Overview

HVB Group is one of the leading providers of banking and financial services in Austria and Central and Eastern Europe, with an extensive branch network in both regions. As of December 31, 2003, the Group's Austria/CEE business segment had more than 5.8 million customers, of which approximately 1.8 million were located in Austria, 2.9 million in Poland and 1.0 million elsewhere in Central and Eastern Europe. At the same date, the segment had 27,085 employees. In 2003, the Austria/CEE business segment reported operating revenues of approximately € 3,199 million, an operating profit of € 453 million and negative net income before taxes of € 212 million.

The Austria/CEE business segment comprised the following three business units as of December 31, 2003:

- Retail customers Austria;
- Corporate customers Austria; and
- Central and Eastern Europe.

Strategic Focus

In line with its geographic focus, the strategy of the Austria/CEE business segment is two-fold. It seeks to

- maintain its leading market position and strengthen its profitability in Austria; and
- expand its customer base in Central and Eastern Europe through organic growth and acquisitions.

In Austria, HVB Group seeks to maintain its leading market position and strengthen its profitability. In the retail banking area, the Austria/CEE business segment aims to increase revenues by enhancing its cross-selling efforts and strengthening its distribution network, particularly through better integration of its marketing functions with its corporate and real estate operations and through the adoption of a more customer-oriented sales approach. It also aims to optimize its internal processes and organization. The emphasis in the corporate banking area is on the continuous improvement of risk-adjusted pricing and credit policies, in line with HVB Group policies and standards, with the intention of containing risk-weighted asset growth. The Austria/CEE business segment also aims to increase the commission income generated in Austria, in particular through the sale of integrated capital market-related solutions to small and mid-sized companies. Finally, it seeks to leverage its banking network in Central and Eastern Europe to drive growth in cross-border transactions with Austrian and multinational customers.

In Central and Eastern Europe, where the Group sees considerable potential for economic expansion, the Austria/CEE business segment's general focus is on achieving profitable growth. A special emphasis is on broadening and deepening BA-CA Group's region-wide integrated network of banking operations and on leveraging HVB Group's product expertise gained in Germany, Austria and elsewhere. The Group's approach to business development in Central and Eastern Europe differs from country to country, taking account of differences in the size of the countries, the maturity level of their economies and business practices and consumer habits. While the Group expects to pursue organic growth across the region, it is open to acquiring banks when it perceives attractive opportunities as it did, for example, in Poland. In Poland, which will become a member state of the EU in 2004, HVB Group is placing special emphasis on streamlining organizational structures, on-going development of business and management processes and improving loan approval and risk management procedures with a view to reducing credit and operational risks.

The Austria/CEE business segment also intends to further decrease headcount and to further rationalize operations, in particular in Austria and Poland.

Market and Competition

The Austria/CEE segment faces significant competition in all areas of its business. In Austria, competitive pressure is expected to increase with the general trend toward increased internationalization of banking and securities trading markets. The top ten banks by total assets account for almost 60% of the Austrian banking market. As of December 31, 2003, Bank Austria Creditanstalt had a market share of around 18% of the Austrian banking market based on total consolidated assets, which is the largest market share of any bank in Austria. With a share of approximately 18% among Austrian retail customers, Bank Austria Creditanstalt is the leading financial institution in the Austrian retail banking market, with a particularly strong position in the Vienna region, where the bank has a retail share of more than 50% (FMDS-Census 2003). In respect of corporate banking, based on market research reports, HypoVereinsbank believes that approximately 64% of all Austrian companies with average annual sales of between € 7 and 40 million (Schwabe, Ley & Greiner 2001) and over 80% of all Austrian companies with annual sales of more than € 40 million (Schwabe, Ley & Greiner 2002) maintain a customer relationship with BA-CA Group.

HypoVereinsbank expects competition to increase in Central and Eastern Europe, where it believes that international banks (*i.e.*, those based, or with parents based, outside the region) currently account for approximately 70% of the banking market. The Bank believes that this high concentration of foreign-owned banks will lead to intensified competition among banks seeking to capitalize on the economic opportunities presented in the Central and Eastern European banking market. In addition, HypoVereinsbank anticipates that in connection with the accession of Central and Eastern European countries to the EU, competition and pressure on prices will increase and margins will continue to narrow as interest rates and monetary conditions in Central and Eastern Europe converge with those in Western Europe. As of December 31, 2002, the Group's Central and Eastern European banking subsidiaries of HVB Group had market shares of between approximately 4% and 10% of the total banking assets in the countries in which they operated. For example, the Group's banking operations rank third in Poland and Croatia and fourth in the Czech Republic and Bulgaria, based on total assets as of September 30, 2003, as reported by the relevant national banks.

Products and Services

Austria. In Austria, the business segment offers a full range of banking and financial products and services:

- *Retail customers* (*i.e.*, private customers, professionals and small business customers with average annual sales below € 1.5 million) are offered a wide range of lending and deposit products and services by BA-CA Group, including checking and savings accounts, payment transfers, overdraft facilities, consumer loans, debit and credit cards, real estate financing, securities brokerage, asset management, fund products, insurance products, and home loan and savings products. The Group's retail financing activities in Austria focus on residential real estate financing, consumer loans and overdraft facilities. In cooperation with two savings and loan banks (*Bausparkassen*), Bausparkasse Wüstenrot AG and Bausparkasse der oesterreichischen Sparkassen AG, the Group also sells home loan and savings contracts to private customers. In addition, BA-CA Group offers tailored investment advice and other private banking services to high net worth individuals predominantly under the "BANK*PRIVAT*" brand name. Through its branch network, BA-CA Group also distributes a wide range of insurance products (mainly life insurance, supplementary pension products and credit protection insurance) of Bank Austria Creditanstalt Versicherung AG and Union Versicherungs-AG, in which Bank Austria Creditanstalt holds an equity interest in each case of 10%. The Group's asset management activities in Austria are largely conducted by specialized subsidiaries of Bank Austria Creditanstalt and encompass, *inter alia*, mutual funds, equity and sector funds, which are mainly marketed under the brand "Capital Invest."
- *Corporate customers* are offered a full range of banking products by BA-CA Group. Smaller corporate customers (*i.e.*, those with less than € 40 million of annual sales) are provided with traditional lending, basic capital markets-related and — in selected areas — more complex capital market solutions. Corporate customers with over € 40 million of average annual sales and smaller growth-oriented companies receive integrated corporate finance services, which combine both relationship banking and transaction-driven customer support. In addition, BA-CA Group's Austrian operations have a special focus on international trade finance and cross-border banking services (including international cash management), capital markets-related advisory services (including corporate finance, mergers and acquisitions, structured finance and loan syndication) and leasing (including cross-border and structured leasing). Finally, BA-CA Group offers commercial real estate financing services to commercial real estate customers, such as real estate developers, professional real estate

investors and housing associations. BA-CA Group's existing portfolio of Austrian commercial real estate loans had a volume of approximately € 8 billion as of December 31, 2003.

CEE. In Central and Eastern Europe, HVB Group offers banking and financial services through BA-CA Group's integrated network of banking subsidiaries. The product range offered to customers depends on the respective national market: While the Group's banking operations in certain countries, such as Poland, Croatia and Bulgaria, have already grown into full-sized universal banking operations that offer a full range of banking and financial products to retail and corporate customers, operations in other countries have not yet been fully developed. In the Czech Republic, Hungary, Slovakia, Slovenia, Romania and Bosnia and Herzegovina, the Group is in the process of expanding its corporate customer base and selectively expanding into the local retail market, focusing on selected retail products, such as standard lending and deposit products, residential real estate financing, asset management and credit cards. In Macedonia and Serbia and Montenegro, the Group's focus is on achieving organic growth, primarily through the sale of selected corporate banking services to corporate customers.

Distribution

In line with the group-wide concept of "multi-channel" access, customers of HVB Group in Austria and in the majority of the Central and Eastern European countries in which the Group operates can select between several ways to access HVB Group, products and services: The segment's customers can choose between the branch network, a mobile sales force, telephone banking and online banking.

In Austria, HVB Group provides its banking and financial services predominantly under the "Bank Austria Creditanstalt" brand. Bank Austria Creditanstalt, in which HypoVereinsbank holds a 77.5% equity interest, is listed on the stock exchanges in Vienna and Warsaw. Additionally, private banking services for high net worth customers are marketed through Bank Austria Creditanstalt's subsidiaries Schoellerbank AG and Bankprivat AG. As of December 31, 2003, Bank Austria Creditanstalt had a total of 413 branches in Austria. In addition, Bank Austria Creditanstalt maintained 55 professional customer service centers, which provide specialist advice to professional and small business customers. In addition to the branch network, Austrian customers are serviced through a mobile sales force, combining mobile advisers employed by Bank Austria Creditanstalt, around 120 affiliated agents and approximately 1,500 independent distribution partners. Corporate customers in Austria are also able to access banking services via the Internet using BusinessNet, the first Internet banking business portal for corporate customers in Austria. In addition, corporate customers of Bank Austria Creditanstalt are serviced through 46 specialized corporate customer service centers.

In Central and Eastern Europe, customers are serviced through Bank Austria Creditanstalt's integrated network of banking subsidiaries. Bank Austria Creditanstalt currently has banking subsidiaries in ten Central and Eastern European countries: Poland, the Czech Republic, Slovakia, Hungary, Slovenia, Croatia, Bulgaria, Romania, Serbia and Montenegro, and Bosnia and Herzegovina. In addition, BA-CA Group has a representative office in Macedonia. In Poland, the largest banking market in Central and Eastern Europe in which BA-CA Group operates, banking services are offered under the brand "Bank BPH" through Bank Przemyslowo-Handlowy PBK S.A.

The following table summarizes certain key data as of December 31, 2003 on the Austria/CEE business segment's principal banking subsidiaries operating in Central and Eastern Europe.

	Bank Austria Creditanstalt's ownership interest	Branches	Employees	Assets[1]
	(%)			(€ in million)
Bank Przemyslowo-Handlowy PBK S.A. (Krakow, Poland)	71.03	518	11,115	9,957
HVB Bank Czech Republic a.s. (Prague, Czech Republic)	100.00	23	1,214	4,072
HVB Bank Hungary Rt. (Budapest, Hungary)	100.00	35	1,043	2,799
HVB Bank Slovakia a.s. (Bratislava, Slovakia)	100.00	24	411	1,185
Bank Austria Creditanstalt d.d. Ljubljana (Ljubljana, Slovenia)	99.98	7	285	970
Splitska Banka d.d. (Split, Croatia)	99.74	78	1,119	2,509
Commercial Bank Biochim AD (Sofia, Bulgaria)	99.77	159	1,590	575
HVB Bank Romania S.A. (Bucharest, Romania)	100.00	9	219	518

(1) According to IAS.

Corporates & Markets

Overview

HVB Group's Corporates & Markets business segment comprises the Group's capital markets-oriented business activities, including any such activities in Germany and Austria. Most of the business segment's corporate customers are listed on German or other European stock exchanges. Among the business segment's, approximately 800 institutional clients are financial institutions, insurance companies, central banks and other large public-sector entities, as well as other large institutional investors. For both its institutional and corporate customers and for the customers of HVB Group's other business segments, Corporates & Markets provides product development, financial services and access to the capital markets. As of December 31, 2003, the Corporates & Markets business segment had 3,198 employees. In 2003, the business segment reported operating revenues of € 2,465 million, an operating profit of € 1,049 million and net income before taxes of € 666 million.

The Corporates & Markets business segment comprised the following three business units as of December 31, 2003:

- Corporates;
- Equity Markets; and
- Debt Markets.

Strategic Focus

The Corporates & Markets business segment aims to further strengthen its strong market position in Germany and its leading position in Austria and Central and Eastern Europe. To this end, the Corporates business unit seeks to increase the Group's proportion of commission-based income by leveraging the Group's lending-based customer relationships to increase the sale of selected capital markets and treasury products. In particular, the Group intends to sell to its corporate customers more capital markets-oriented services, such as structured financing and active credit portfolio management services for balance sheet management purposes, and fewer traditional lending services. HypoVereinsbank believes that, as a result of Basel II, capital market products will increasingly supplement traditional loan financing for corporate customers, as traditional loan financing will become more expensive. Based on the concept of an "integrated loan and bond platform", HVB Group customers are offered both corporate lending as well as access to capital markets-oriented financing solutions tailored to their specific needs. Furthermore, the Corporates & Markets business unit aims to combine its expertise in the equity-linked business with its fixed-income derivatives business, in order to establish a strong sales platform for cross-asset structured derivatives.

As the main focus of the Corporates & Markets business segment is on its core markets of Germany, Austria and Central and Eastern Europe, HVB Group has generally been seeking to reduce its non-European capital markets activities, except for those activities that HVB Group regards as particularly profitable or in which it believes it has a competitive advantage or in which it has gained specific product expertise that it may leverage in its core markets. For example, HVB Group not only aims to maintain its U.S.-related capital markets-oriented business, which offers structured credit products and services for risk and balance sheet management purposes to companies, institutional investors and financial institutions but also plans to expand those activities in Europe. The Corporates & Markets business segment also intends to continue taking advantage of regulatory changes that offer, in HypoVereinsbank's view, business opportunities with significant growth potential. For example, in November 2003, in anticipation of the introduction of the new regulatory regime in Germany as of January 1, 2004, which for the first time provides a regulatory framework for hedge funds and funds of hedge funds in Germany, HypoVereinsbank plans to expand the funds of hedge funds business in Germany together with the U.S.-based asset management company Ramius Capital Group LLC, in which HypoVereinsbank's subsidiary Bank Austria Creditanstalt holds a 24.9% equity interest.

Market and Competition

In Germany, the Group's main competitors with respect to its capital markets business are other German universal banks and non-German financial institutions, including, for example, global investment banks. In the Austrian and Central and European markets, the Group's main competitors are Austrian commercial banks and international investment and commercial banks.

Products and Services

The Corporates business unit is responsible for providing capital markets and corporate finance products and advisory services to institutional and corporate customers and to the Group's other business segments. Its activities comprise acquisition and leveraged finance, project finance, lease asset finance, active credit portfolio management, mergers and acquisitions advice, loan syndication, securities settlement services and the structuring of equity capital markets transactions as well as consulting and other advisory services. HypoVereinsbank expects that the focus of its corporate finance activities will continue to be on underwriting corporate bonds and arranging syndicated loans rather than on equity offerings. In 2003, HVB Group participated in four equity offerings as well as 98 syndicated bond issues for German and international issuers, comprising 66 issues denominated in Euro and 32 issues in 11 other currencies. HVB Group is also active in creating innovative structures for asset-backed commercial paper programs, asset- and mortgage-backed securitizations and other securitization products.

The Group's activities in the Equity and Debt Markets business unit cover a broad range of treasury and capital market products and services, ranging from money market, foreign exchange, fixed-income and equity securities transactions in primary and secondary markets to derivative products and custodial services. The strategic focus of the Equity and Debt Markets business unit is on sales and trading for customers, but the Group also engages in trading for its own account. In Europe, HVB Group has a strong position in the area of equity-linked products. Finally, the Corporates & Markets business unit coordinates all capital markets funding activities for the Group. HVB Group's funding activities continue to focus on the German *Pfandbrief* market, particularly the jumbo *Pfandbrief* market (issues of € 500 million and above), where HypoVereinsbank is represented with a total volume of approximately € 28 billion in bonds outstanding as of December 31, 2003. For further information on HVB Group's funding and associated risk management policies, see "Risk Management—Liquidity Risk."

HVB Group uses derivatives instruments, such as swaps, futures, forward transactions and options, in connection with its customer business, as part of its asset and liability management and in conjunction with its own trading activities. Treasury operations contribute significantly to HVB Group's asset and liability management techniques. Most of these transactions are executed for hedging purposes. Trading assets, including derivatives, are marked to market in accordance with IFRS. For further information on the accounting policies applied to derivatives by HVB Group, see "Operating and Financial Review and Prospects—Introduction—Significant Accounting Policies—IAS 39—Financial assets and liabilities held for trading" and "—Hedge accounting."

Distribution

While institutional clients and larger corporate customers are serviced by the Corporates & Markets business segment through a product-driven and transactional approach, mid-sized corporate customers are serviced through a more customer-driven approach. HypoVereinsbank's capital markets product sales teams located in Munich provide sales support. In addition, large corporate and institutional customers are supported individually by specialized customer relationship managers. In Austria, the segment's customers are serviced in particular by Vienna-based sales teams of Bank Austria Creditanstalt. These experts also support the Central and Eastern European banking subsidiaries of Bank Austria Creditanstalt in developing their treasury and capital markets business. These subsidiaries play a prominent role in providing treasury and capital markets products to major local companies in Poland, the Czech Republic, Hungary and Slovakia, among other countries. In Russia, the Group's customers are serviced through International Moscow Bank. In Western Europe (other than Germany), the Group services its customers primarily through HVB Group branches in London, Paris, Milan, Athens and Zurich. These branches continue to focus on selected products of trade finance, project and asset-based finance and structured finance. HVB Group also offers selected capital market products through branches in North America and Asia.

Finally, the Corporates & Markets business segment also develops investment and corporate finance products for distribution through the Group's Germany and Austria/CEE business segments.

Real Estate Workout

The function of the Real Estate Workout segment is to restructure and liquidate the Group's workout portfolio comprised of problem real estate loans and, to a significantly lesser extent, underlying real estate acquired at auctions, that was separated from the other business segments as of December 31, 1999, following the completion of the merger of Vereinsbank and HYPO-Bank in 1998. The workout portfolio arose primarily from credit exposures to real estate joint venture projects, real estate developers and professional real estate investors. It is managed in a separate unit, which is operated as a profit center by real estate specialists under the supervision of the Group's Chief Risk Officer. A portion of these real estate specialists also provide loan restructuring and workout services to the Germany business segment. When originally segregated, the workout portfolio had a book value of € 9.6 billion, which by December 31, 2003 had been reduced to approximately € 3 billion through active portfolio management and write-offs. Write-offs accounted for approximately 45% of the reduction achieved as of December 31, 2003. At December 31, 2003, 64% of the segment's existing loan portfolio consisted of short-term loans and guarantees and 36% of specific long-term real estate financings. The segment's long-term real estate financings are classified according to the type and the geographic location of the underlying real estate; broken down by type of real estate, 72% accounted for commercial real estate, 23% for residential real estate and 5% for undeveloped real estate (land); broken down by geographic location, 13% was located in Berlin, 61% in West Germany and 26% in East Germany. The active portfolio management process comprises a broad range of instruments ranging from the sale and rental of properties to the completion of incomplete developments with the aim of selling them. The Group had provisions for the portfolio of the Real Estate Workout segment equal to approximately 28% of the size of the portfolio as of December 31, 2003. Whether this level of risk provisioning will be sufficient depends on future economic conditions, the state of domestic real estate markets and other factors.

The Real Estate Workout segment had 666 employees as of December 31, 2003. For fiscal year 2003, the segment reported an operating loss of € 86 million and a net loss before taxes of € 238 million.

Real Property

The most important real estate owned by HVB Group, in terms of operations, are the twelve buildings in Munich that constitute its corporate headquarters. The Group also owns the corporate headquarters of Bank Austria Creditanstalt in Vienna.

As at December 31, 2003 the book value of the real estate and buildings used for HVB Group operations was € 2,117 million.

Legal Proceedings

HypoVereinsbank and its subsidiaries are involved in a number of legal proceedings that have arisen in the ordinary course of their businesses. Other than as discussed below, HypoVereinsbank does not expect that the legal proceedings to which it or any of its subsidiaries currently is a party or with which it or any of its subsidiaries has been threatened, considered alone or together, will have a material adverse effect on the business or financial position of HypoVereinsbank or the HVB Group as a whole, nor were such proceedings pending in the past three fiscal years.

Strukturvertrieb Transactions

HypoVereinsbank is involved in a number of civil proceedings with approximately 650 retail customers in Germany relating to financings of tax-driven real estate investments that were originated through external agents (*Strukturvertrieb*) primarily during the years 1989 through 1994. The financings that have become contentious approximate € 50 million in total. The main legal issues in dispute concern the interpretation of German consumer protection laws, in particular, the provisions of the German Doorstep Transactions Rescission Act (*Haustürwiderrufs-Gesetz*), which implemented into German law the EU Council Directive 85/577 EEC of December 20, 1985. The Act grants a unilateral right of withdrawal at any time to a consumer who is party to a transaction that was initiated or concluded in a "doorstep situation", *i.e.*, at the consumer's place of work or private residence or at a public place (other than at the specific request of the consumer), if the consumer was not notified in writing of his statutory right of withdrawal at the time of the transaction. Based on a decision of the European Court of Justice of December 13, 2001, German courts apply the provisions of the German Doorstep Transactions Rescission Act also to real estate financing agreements. In so applying the Act, the German Supreme Court (*Bundesgerichtshof*) has repeatedly confirmed its long-held view that the rescission of a real estate financing agreement pursuant to the Act will generally not affect the validity of the underlying real estate purchase agreement. Rather, the real estate financing agreement and the real estate purchase agreement have in general to be deemed distinct and separate contracts. Therefore, pursuant to the view of the *Bundesgerichtshof*, a customer of HypoVereinsbank who is able to prove that he entered into the financing agreement in a "doorstep situation" and did not receive the required written notice regarding his statutory right of withdrawal may rescind only the financing agreement and not the underlying real estate purchase agreement. The *Bundesgerichtshof* has held repeatedly that as a result of such withdrawal, the customer will not be relieved from his obligations under the financing agreement in exchange for a transfer of title to the relevant real estate but will be obligated to repay the outstanding principal of the loan plus interest at customary market rates to the lender.

On July 27, 2003, the District Court of Bochum (*Landgericht Bochum*), in proceedings involving a German bank other than HypoVereinsbank, referred four questions to the European Court of Justice on the interpretation of the EU Council Directive 85/577 EEC and Art. 95(3) of the EC Treaty in connection with real estate financing agreements. In particular, the European Court of Justice has been asked to examine whether the *Bundesgerichtshof's* interpretation of German law, according to which a consumer who has entered into a real estate financing transaction in a "doorstep situation" may withdraw from the financing agreement but not the purchase agreement complies with European consumer protection principles set forth in the EU Council Directive 85/577 EEC and Art. 95(3) of the EC Treaty. The District Court of Bochum expressed the view that the *Bundesgerichtshof's* interpretation of the German Doorstep Transactions Rescission Act in practice renders the exercising of a customer's withdrawal right futile in economic terms. Therefore, the district court argued that the purposes of EU Council Directive 85/577 EEC and Art. 95(3) of the EC Treaty require a different interpretation of the German Doorstep Transactions Rescission Act. At the date of this Offering Circular, the proceedings before the European Court of Justice are not concluded. It cannot be excluded, however, that in light of the pending proceedings, consumers who are parties to a real estate financing agreement with HypoVereinsbank that was concluded in a "doorstep situation" may assess the chances of success of litigation relating to the rescission of their real estate financing agreement and the underlying real estate purchase agreement as positive. However, in a non-binding statement (*obiter dictum*) rendered in a judgment dated September 16, 2003, the *Bundesgerichtshof* confirmed its view that European law does not permit a review of its interpretation of the Act. In a brief submitted to the European Court of Justice in December 2003, the European Commission commented on the proceedings initiated by the District Court of Bochum and suggested to the European Court of Justice to advise the member states' courts to duly consider the requirements of European law when applying national statutes. In the context of the brief this recommendation could be understood as a suggestion that the European Court of Justice should render a judgment intended to prompt the *Bundesgerichtshof* to reconsider its longstanding interpretation of the German Doorstep Transactions Rescission Act, in particular its interpretation of the legal consequences of a withdrawal from a real estate financing agreement falling within the scope of the Act. It is uncertain though whether the European Court of Justice would adopt such a view. Therefore, at the date of this Offering Circular, the outcome of the proceedings pending before the European Court of Justice and its potential consequences for current and future *Strukturvertrieb*-related litigation involving HypoVereinsbank are entirely uncertain.

Based on the judgments rendered by the Bundesgerichtshof so far, HypoVereinsbank believes that none of its proceedings relating to *Strukturvertrieb*-transactions (including one brought before a U.S. court), considered alone or together, have or, in the case of pending or threatened proceedings, would have, if adversely determined, a material adverse effect on HypoVereinsbank's business or financial position as a whole.

Appointment of HypoVereinsbank's Auditors and Validity of Financial Statements

In November 2002, the Bundesgerichtshof held that the shareholders' resolution appointing HypoVereinsbank's auditors for fiscal year 1999 was invalid, because HypoVereinsbank had asserted claims, purportedly arising from another contractual relationship, against the auditors at the time of the resolution, giving rise to concerns with respect to the auditors' impartiality. Following the judgment of the *Bundesgerichtshof*, the successful plaintiff filed a constitutional complaint (*Verfassungsbeschwerde*) with the German Federal Constitutional Court (*Bundesverfassungsgericht*), claiming, *inter alia*, a breach of procedural rules and challenging the court order as to the costs of the litigation, which were to be borne by HypoVereinsbank. HypoVereinsbank believes that the complaint is without merit and the plaintiff was not entitled to lodge the complaint, as the judgment of the *Bundesgerichtshof* was rendered in favor of the plaintiff.

Several shareholders of HypoVereinsbank initiated legal proceedings against HypoVereinsbank before the District Court of Munich (*Landgericht München I*) challenging the validity of the financial statements of HypoVereinsbank for fiscal year 2001, as well as various resolutions related thereto (such as the resolution on the distribution of dividends for 2001) adopted by HypoVereinsbank's shareholders' meeting in 2002. Furthermore, following the judgment of the *Bundesgerichtshof* of November 2002 described above, these shareholders also challenged the validity of the financial statements for fiscal years 1999, 2000 and 2002. In March 2003, the court dismissed the complaints because it found them to constitute an abuse of rights. The plaintiffs appealed and, as part of the appeal, also challenged the validity of the appointment of HypoVereinsbank's auditors for fiscal year 2003. In September 2003, the Higher Regional Court of Munich (*Oberlandesgericht München*) dismissed the appeal. The shareholders filed various judicial remedies with several courts, claiming, *inter alia*, a breach of procedural rules. HypoVereinsbank believes that the plaintiffs will not prevail with their complaints.

Moreover, HypoVereinsbank believes that the decision of the *Bundesgerichtshof* of November 2002 neither gives reason to doubt the impartiality of HypoVereinsbank's auditors for any fiscal year after 1999, nor affects the validity of HypoVereinsbank's financial statements for 1999 and subsequent fiscal years. Any complaint challenging the validity of HypoVereinsbank's financial statements for fiscal years 1999, 2000 and 2001 on the grounds of concerns regarding the impartiality of the auditors has been cured as a matter of statutory law, since these financial statements were not challenged within the applicable statute of limitations (*i.e.*, within six months from the publication of the financial statement concerned). Furthermore, in 2000, a final settlement was reached between the auditors and HypoVereinsbank, resolving the dispute regarding the claims that gave rise to concerns with respect to the auditors' impartiality. Therefore, at the respective times at which HypoVereinsbank's auditors were appointed for 2000 and subsequent fiscal years, the grounds on which the *Bundesgerichtshof* had based its judgment did no longer exist. HypoVereinsbank's view is supported by expert opinions from leading practitioners and legal scholars.

Election of Shareholder Representatives on HypoVereinsbank's Supervisory Board

In June 2003, a shareholder of HypoVereinsbank initiated legal proceedings against HypoVereinsbank, challenging the validity of the election at the annual general shareholders' meeting on May 14, 2003 of the shareholder representatives on the Bank's Supervisory Board. The plaintiff based his complaint on alleged defects in the procedure by which the ten shareholder representatives were elected. HypoVereinsbank believes that the complaint is without merit. However, as a precaution, HypoVereinsbank intends to propose the re-election of the current shareholder representatives on its Supervisory Board to the annual general shareholders' meeting scheduled for April 29, 2004.

After the resignation of a shareholder representative from the Supervisory Board in December 2003, one new shareholder representative was appointed by the Local Court of Munich in January 2004. Upon the Bank's application to also appoint the other nine shareholder representatives by court order in order to eliminate any legal uncertainty with respect to the validity of the election of such representatives on its Supervisory Board, the Local Court of Munich appointed these nine shareholder representatives by court order on February 17, 2004. On February 25, 2004, as a further precaution, the Bank's Supervisory Board confirmed those of its resolutions, including those passed by its committees, that had been adopted since May 14, 2003 and were potentially affected by the legal proceedings challenging the validity of the election of the shareholder representatives. Therefore, even if certain resolutions adopted between May 14, 2003 and February 25, 2004 were void when originally adopted, such resolutions, in HypoVereinsbank's view, became effective upon their ratification by the Bank's Supervisory Board on February 25, 2004. HypoVereinsbank believes that the resolution of its Supervisory Board on February 25, 2004 should avoid any adverse consequences for the Group's business and financial condition of a judicial decision in favor of the plaintiff.

European Antitrust Proceedings and Claims of Austrian Consumer Protection Associations

In December 2001, the European Commission imposed fines in the aggregate amount of approximately € 31 million on HypoVereinsbank and its subsidiary Vereins- und Westbank for alleged illegal fixing of the fees charged for the exchange of the national currencies of those countries that were to become members of the European Monetary Union. Similar fines were imposed on three other German banks. HypoVereinsbank believes that there is no factual or legal basis for imposing such fines and filed an appeal with the European Court of First Instance. HypoVereinsbank believes that it will prevail with its appeal. In June 2002, the European Commission imposed a fine in the amount of approximately € 30 million on Bank Austria Creditanstalt for alleged illegal fixing of interest rates, prices of several banking products for retail customers as well as other terms. Similar fines in an aggregate amount of approximately € 94 million were imposed on seven other Austrian banks. Bank Austria Creditanstalt challenged the imposition and the amount of the fine before the European Court of First Instance. At present, the outcome of the proceedings is uncertain. Although the total amount of fines imposed on HVB Group is not material to the financial position or results of operations of HVB Group, the affirmation of the European Commission's decisions by the European Court of First Instance could have a negative impact on HVB Group's reputation among its customers, which could in turn adversely affect HVB Group's business and results of operations.

Certain Austrian consumer protection associations and politicians have announced that claims for damages against the banks involved in the proceedings described above, including Bank Austria Creditanstalt, are under consideration. HVB Group believes that, as a legal matter, it is uncertain whether a violation of Article 81 of the EC Treaty may give rise to private claims for damages by individual customers. As at the date of this Offering Circular, no actions have been filed against Bank Austria Creditanstalt on this basis. HVB Group considers such actions to be without merit for a variety of reasons. Furthermore, Austrian consumer protection associations have alleged that banks in Austria have been charging their customers excessive interest and fees in contravention of Austrian consumer protection laws. Whether and to what extent such claims are justified depends on the individual circumstances and various legal issues which to date have not been finally resolved by the Austrian courts. In view of the uncertain legal situation, the Austrian Savings Banks Association entered into two settlement arrangements with Austrian consumer protection associations. In order to avoid litigation with customers or consumer protection associations or both, Bank Austria

Creditanstalt declared that it will act in accordance with the settlement arrangements. However, other Austrian credit institutions are still involved in civil proceedings, and court decisions rendered against those credit institutions may have adverse consequences for the entire banking industry in Austria. HVB Group believes that the declaration made by Bank Austria Creditanstalt should largely avoid such adverse consequences for HVB Group.

Holocaust Litigation

In July 2003, HypoVereinsbank and Bank Austria Creditanstalt were served with process in an alleged Holocaust-related action, which named HypoVereinsbank, Schoellerbank AG and Bank Austria Creditanstalt International as defendants and was filed with the United States District Court for the District of Columbia by two individuals seeking total damages of US$ 40 million. HypoVereinsbank believes that the U.S. court lacks personal jurisdiction based on the lack of business contacts of the defendants with the District of Columbia. In any event, HypoVereinsbank believes that the purported claim against Bank Austria Creditanstalt is within the scope of a Class Action Settlement Agreement of Bank Austria Creditanstalt AG dated March 15, 1999, and, therefore, has no merit. HypoVereinsbank further believes that the alleged claim against itself and Schoellerbank AG is within the scope of the Executive Agreement, between, *inter alia*, the governments of Germany and the United States. Pursuant to the Executive Agreement, after being notified that a Holocaust-related claim has been asserted in a U.S. federal or state court against a German company or one of its subsidiaries, the U.S. government shall inform the court through a statement of interest that it is in the foreign policy interests of the United States that the German Federal Foundation for Remembrance, Responsibility and the Future (the "Foundation") be the exclusive remedy and forum for such claims, and that dismissal of such claims by U.S. federal and state courts is in the foreign policy interest of the United States. As Schoellerbank AG used to be a subsidiary of HypoVereinsbank before its acquisition by Bank Austria Creditanstalt, Holocaust-related claims against Schoellerbank AG also fall within the scope of the Executive Agreement. HypoVereinsbank anticipates that the claims against Schoellerbank AG will be dismissed on the basis of a statement of interest by the U.S. government supporting the dismissal of the complaint, although, technically, such statement has no binding legal effect on a United States District Court.

Litigation Relating to the Restructuring of Bank Austria Creditanstalt's Pension Plans

Bank Austria Creditanstalt engaged in litigation with former and current employees relating to a 1999 restructuring of Bank Austria Creditanstalt's pension plans. In 1999, the former Bank Austria AG, the former Creditanstalt AG and other Austrian savings institutions converted their pension plans for employees retiring from January 1, 2000 onwards from direct defined benefit arrangements into defined contribution arrangements using two outside pension funds as benefit providers. A vast majority of the then active employees of Bank Austria AG and Creditanstalt AG participated in the conversion, either as a result of savings bank sector or company-specific collective bargaining arrangements or as a result of individual election. For employees, participation in the conversion meant that their right to receive a defined company pension directly from Bank Austria Creditanstalt following retirement was converted into a right to a share of the assets (and hence the investment performance) of the pension funds. Bank Austria AG and Creditanstalt AG contributed an aggregate of approximately € 690 million to the outside pension funds in consideration of their assumption of the liabilities for the service periods of the affected employees before January 1, 2000. For service periods after that date, Bank Austria AG and Creditanstalt AG agreed to make periodic defined contributions to the pension funds. The pension plan arrangements of employees who retired before January 1, 2000 were unaffected by the conversion.

The worldwide decline in equity markets since 1999 caused the performance of the pension funds to fall significantly below forecasts. Groups of employees who recently retired claim that Bank Austria Creditanstalt should compensate them for the loss they have suffered as a result of the underperformance of the pension funds. Some former and current employees initiated litigation seeking to recover from Bank Austria Creditanstalt any present or future shortfalls in their pension payments from the pension funds determined by reference to what their defined benefit claims would have been had the conversion not occurred. Furthermore, in connection with the restructuring of pension plans by several Austrian banks, including Bank Austria Creditanstalt, the Austrian Union Association (*Österreichischer Gewerkschaftsbund*) initiated litigation against the Austrian Savings Bank Association (*Sparkassenverband*), which is currently pending at the Austrian Supreme Court (*Oberster Gerichtshof*).

HVB Group believes that the transfer of the pension obligations was carried out in full compliance with applicable legal requirements. The business model of the public pension funds was approved by the Austrian Financial Market Authority (*Finanzmarktaufsicht*). At present, HVB Group considers the risk that a court will order Bank Austria Creditanstalt to guarantee a certain pension level for all employees affected by the conversion to be remote. If, however, Bank Austria Creditanstalt was ordered to guarantee pension levels for all employees who worked for Bank Austria Creditanstalt before the conversion at pre-conversion levels, the costs to HVB Group could be material, depending on the investment performance of the pension funds, mortality rates and other factors. HypoVereinsbank cannot rule out the possibility that Austrian employment courts will grant some compensation, particularly to employees who were close to retirement when the conversion occurred.

Bank Burgenland

According to press reports in 2003, the governor (*Landeshauptmann*) of the Austrian province of Burgenland announced that the province was preparing to commence a lawsuit against Bank Austria Creditanstalt claiming damages of up to € 150 million in the wake of a financial crisis affecting Bank Burgenland, a regional bank for which the province provided a deficiency guarantee. Bank Austria Creditanstalt formerly held a 34% equity interest (43% voting rights) in Bank Burgenland. Press reports indicated that the suit might also include the Republic of Austria and Austrian bank supervisory authorities as co-defendants for alleged lapses in regulatory supervision.

In 2000, a massive fraud involving the former chief executive officer of Bank Burgenland and the owner of a group of companies that in the aggregate constituted Bank Burgenland's largest borrower threatened to cause Bank Burgenland's collapse. Bank Austria Creditanstalt supported Bank Burgenland's rescue by converting approximately € 200 million of its outstanding credits into contingent payment claims (*Besserungskapital*) and extending revolving credit lines for the ongoing refinancing of Bank Burgenland. The province of Burgenland agreed to guarantee unconditionally the contingent payment claims, which are scheduled to be repaid in seven annual tranches beginning in 2004. As part of the rescue package, Bank Austria Creditanstalt transferred its entire ownership interest in Bank Burgenland to the province of Burgenland for less than one euro.

The losses of Bank Burgenland for which the province bears financial responsibility are substantial relative to the size of the province's annual budget. According to press reports, the province's governor alleged that because of the size of Bank Austria Creditanstalt's former shareholding in Bank Burgenland, Bank Austria Creditanstalt should bear a portion of the losses. The province of Burgenland reportedly has also alleged that if a repurchase transaction that Bank Austria Creditanstalt's subsidiary, Bank Austria Handelsbank AG, entered into with Bank Burgenland in May 1996 had not been entered into, the fraud would have been detected earlier and the losses that the province must bear as guarantor would have been reduced.

HVB Group believes there is no legal foundation for a claim by the province or Bank Burgenland against Bank Austria Creditanstalt, and plans to contest vigorously any action that might be brought against it in this regard.

Under Article 88(2) of the EC Treaty, the European Commission initiated a formal investigation against the Republic of Austria as to whether the guarantee agreements concluded by the province of Burgenland with respect to Bank Burgenland may represent prohibited state aid. In June 2003 the European Commission determined that these guarantee agreements constituted state aid prohibited according to Article 87(1) of the EC Treaty. In the Official Journal of the European Communities of February 11, 2004, the European Commission published its decision that it had also included the envisaged modifications of the guarantee agreements, which were planned by the Austrian authorities in the event of the privatization of Bank Burgenland, in those proceedings. The modifications provide, among other things, that in the event of a privatization of Bank Burgenland, the province of Burgenland would meet the contingent payment obligation towards Bank Austria Creditanstalt and pay the amount outstanding under the guarantee agreement to Bank Austria Creditanstalt directly prior to privatization. HypoVereinsbank believes that the guarantee agreements concluded by the province of Burgenland do not involve state aid prohibited according to Article 87(1) of the EC Treaty. Furthermore, a withdrawal of the guarantee by the province of Burgenland would lead to a rescission of the waiver of the claim and therefore to a revival of Bank Austria Creditanstalt's original loan claim against Bank Burgenland, which was waived only in exchange for a contingent payment obligation guaranteed by the province. In the case of default, this original loan would in any case be subject to the statutory liability of the province of Burgenland. Furthermore, HypoVereinsbank believes that any rejection of the modifications proposed by the Austrian authorities by the European Commission will not have a material adverse effect on the business or financial position of HVB Group.

Treuhandanstalt Litigation

Long-pending litigation exists involving purported claims of *Treuhandanstalt*, the predecessor of *Bundesanstalt für vereinigungsbedingte Sonderaufgaben* ("BvS"), against Bank Austria (Schweiz) AG, a former subsidiary of Bank Austria Creditanstalt. One of the claims in the proceedings, which were initiated in 1993, is that the former subsidiary participated in the embezzlement of funds. BvS seeks damages in the amount of approximately € 128 million plus interest. Bank Austria Creditanstalt would be liable under an indemnity given to its former subsidiary if such claims were to be successful, but HVB Group believes such claims are without merit.

Other Proceedings

Bank Austria Creditanstalt and a number of other Austrian and European banks are defendants in a U.S. class action lawsuit alleging anti-competitive behaviour. The U.S. District Court for the Southern District of New York dismissed this lawsuit on the basis of lack of subject matter jurisdiction in November 2001. The plaintiffs appealed the District Court's decision. The Court of Appeal vacated the District Court's decision. The defendants including Bank Austria Creditanstalt have since appealed the decision of the Court of Appeal.

In December 2002, Bank Austria Creditanstalt was named (among others) as defendant in an action brought by Constellation 3D, Inc. (a debtor in Chapter 11 proceedings) in the U.S. Bankruptcy Court for the Southern District of New York. The plaintiff is claiming from Bank Austria Creditanstalt an amount of up to US$ 45 million as compensation for offenses allegedly committed in connection with a loan contract between the pre-petition principal shareholder of the plaintiff and a prospective investor. The charges include, among others, negligent misrepresentation and fraud. HVB Group believes that the claims are without merit.

Two criminal investigations are underway in Russia concerning alleged tax evasion and illegal entrepreneurial activity purportedly engaged in by a former indirect subsidiary of Bank Austria Creditanstalt during the period of its ownership (mid-1996 to 2000). The investigations also concern a company in which Bank Austria Creditanstalt's subsidiary had an approximately 25% shareholding. HVB Group understands that the relevant investigators believe they have a basis for referring their findings to a court for prosecution and a basis for claiming overdue tax. HVB Group cannot exclude the possibility that an attempt would be made by the relevant tax authorities or the buyer of the subsidiary to claim that Bank Austria Creditanstalt's intermediate subsidiary or Bank Austria Creditanstalt should bear all or part of the alleged overdue taxes, interest and penalties, although HVB Group does not believe that Bank Austria Creditanstalt should have any liability in this regard.

In April 2002, B.I.I. Creditanstalt International Bank Ltd. (Cayman Islands) initiated provisional liquidation proceedings in the Cayman Islands due to losses incurred in the financial crisis in Argentina. Bank Austria Creditanstalt owned a 50% interest in the company at that time. A Scheme of Arrangement for the Cayman Islands company was approved by its creditors in December 2002 and confirmed by the competent Cayman Islands court in January 2003. Some creditors of the company, whose aggregate deposits total approximately US$ 30 million, have informed Bank Austria Creditanstalt and HypoVereinsbank that they are of the opinion that Bank Austria Creditanstalt and certain other parties can be held liable under Argentine law for the Cayman Islands company's unpaid liabilities. Currently, the purported facts put forward by such creditors, and on which the claims in respect of such liabilities are based, are being examined in Argentina and in the Cayman Islands. As of the date of this Offering Circular, none of the creditors of the company has initiated any legal proceedings against HVB Group. To reduce uncertainties and avoid potential litigation cost and distraction, HypoVereinsbank has offered to the creditors of the Cayman Islands company in connection with the Scheme of Arrangement to enter into an assignment and release agreement whereby the participating creditors, among other things, waive all claims against Bank Austria Creditanstalt and certain other parties. At this time, the estimated maximum amount of creditors' claims that are not covered by the assignment and release is US$ 85 million. This amount will be reduced by the proceeds of the liquidation proceedings of the Cayman Islands company to be distributed to its creditors under the Scheme of Arrangement, which provides for a dividend of 60% to be paid to the creditors of the Cayman Islands company out of the liquidation of the company's assets.

In December 2003, Guernsey-based Duferco Participants Holding Ltd. initiated arbitration proceedings against Bank Austria Creditanstalt in connection with a syndicated trade finance facility for bankrupt Serbian steel company Sartid International S.A., which had been arranged by a subsidiary of Bank Austria Creditanstalt and in respect of which Duferco Participants Holding Ltd. had acted as guarantor. Duferco Participants Holding Ltd. claims total damages of approximately US$ 35 million plus interest, alleging that Bank Austria Creditanstalt's subsidiary failed to arrange adequate security for the facility. The arbitration proceedings, which will be governed by Austrian law, will be conducted before the International Arbitral Centre of the Austrian Federal Economic Chamber in Vienna. HVB Group considers the risk that an arbitral tribunal will order Bank Austria Creditanstalt to compensate Duferco Participants Holding Ltd. to be low.

Regulation and Supervision

General

The Group's operations are regulated and supervised by the central banks and regulatory authorities in each of the jurisdictions where it conducts business. Local authorities impose certain reserve and reporting requirements and controls (such as capital adequacy, depositor protection, activity limitations and other types of prudential supervision) on the Group's banking and non-banking operations. In addition, a number of countries in which the Group operates impose additional limitations on (or which affect) foreign or foreign-owned or controlled banks and financial services institutions, including:

- restrictions on the opening of local offices, branches or subsidiaries and the types of banking and non-banking activities that may be conducted by those local offices, branches or subsidiaries;
- restrictions on the acquisition of local banks or requirements of specified percentages of local ownership or specified numbers of local management personnel; and
- restrictions on investment and other financial flows in and out of a country.

Changes in the regulatory and supervisory regimes of the countries where the Group operates will determine, to some degree, its ability to expand into new markets, the services and products that it will be able to offer in those markets and how it structures specific operations.

The German Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) ("BaFin") is the most important supervisor on an unconsolidated basis (HypoVereinsbank only) and on a consolidated basis (HypoVereinsbank and the entities consolidated with it for German regulatory purposes). Additionally, many of the operations of the Group outside Germany are regulated by local regulators. Within countries that are member states of the European Union or other contracting states of the Agreement on the European Economic Area, branches generally operate under the so-called "European Passport." Under the European Passport, HypoVereinsbank's branches are subject to regulation and supervision primarily by the BaFin. The authorities of the host country require in particular the submission of statistical reports.

Regulation and Supervision in Germany

Distinctive Features of the German Banking System

The German banking system consists of a variety of public sector banks, private sector banks and co-operative banks. There are two general types of banks: universal banks and specialized banks. Universal banks are also known as full-service or multi-purpose banks. Universal banks, such as HypoVereinsbank, engage not only in the deposit and lending business but also in investment banking, underwriting and securities trading, both for their own account and for the account of their customers. German universal banks are organized either as corporations or partnerships (private sector banks), as cooperatives (mutual banks) or as public-law institutions (savings banks and *Landesbanken*). The public-law institutions, by virtue of their legal form, have benefited from the guarantee and business continuation obligations of the public body or bodies that created them, which are known as *Anstaltslast* and *Gewährträgerhaftung*. On July 18, 2001, the European Commission and the German government agreed to discontinue these mechanisms in general after July 18, 2005, subject to transition rules for liabilities existing on that date. Specialized banks, such as mortgage banks, engage only in certain types of credit business or in specialized banking services. Financial services institutions which primarily engage in the securities business, are different in nature from universal and specialized banks.

German law generally allows universal banks to engage in all the specialized banking activities that specialized banks perform, such as mortgage lending and public sector lending. However, private sector universal banks are generally not allowed to refinance mortgage loans and public sector loans (*Kommunaldarlehen*) by issuing mortgage *Pfandbriefe* (*Hypothekenpfandbriefe*) and public sector *Pfandbriefe* (*Öffentliche Pfandbriefe*). *Pfandbriefe* are a specialized type of debt security. They are collateralized by a pool of loans secured by first mortgages in the case of mortgage *Pfandbriefe* and a pool of public sector loans in the case of public sector *Pfandbriefe*. However, HypoVereinsbank is one of the three German private sector universal banks permitted to operate as a mixed mortgage bank and therefore permitted to issue *Pfandbriefe*, as is Hypo Real Estate Bank AG, HypoVereinsbank's former subsidiary, which was transferred to Hypo Real Estate Group as part of the spin-off of a large portion of HVB Group's commercial real estate financing activities. (See "Business of HVB Group—Introduction—Transformation 2003 Program" and "Risk Factors—Regulatory Risks—It is Uncertain whether the Status of a Mixed Mortgage Bank and the Privileges Resulting Therefrom will Continue to be Available to HVB Group in the Future.")

Principal Laws

HypoVereinsbank is authorized to conduct a general banking business and to provide financial services under, and subject to the requirements set forth in, the German Banking Act (*Kreditwesengesetz*) and to conduct a mortgage banking business under the German Mortgage Bank Act (*Hypothekenbankgesetz*).

The Group is subject to comprehensive banking and securities trading regulation and supervision by the BaFin. The BaFin combines the former German Banking Supervisory Authority (*Bundesaufsichtsamt für das Kreditwesen*), German Securities Trading Supervisory Authority (*Bundesaufsichtsamt für den Wertpapierhandel*) and German Insurance Supervisory Authority (*Bundesaufsichtsamt für das Versicherungswesen*) into a single comprehensive financial services regulator. The BaFin is a federal regulatory authority that is supervised by the German Federal Ministry of Finance (*Bundesministerium der Finanzen*). The BaFin started its operations as of May 1, 2002. It regulates and supervises the Bank, as well as its German subsidiaries that engage in the banking, financial services or insurance business and those that have banking or financial service related operations. In addition, the Bundesbank (the German central bank) supports and cooperates with the BaFin. The European Central Bank regulates the minimum reserves on certain short-term liabilities of banks.

The German Banking Act

The German Banking Act contains the principal rules for German banks, including the requirements for a banking license, and regulates the business activities of German banks. The German Banking Act defines a "banking institution" (*Kreditinstitut*) as an enterprise that engages in one or more of the financial activities defined in the Act as "banking business." The German Banking Act also applies to "financial services institutions" (*Finanzdienstleistungsinstitute*). Banking institutions and financial services institutions are subject to the licensing requirements and other provisions of the German Banking Act.

The German Banking Act and the rules and regulations adopted thereunder implement certain recommendations of the Basel Committee on Banking Regulations and Supervisory Practices (the "Basel Committee") at the Bank for International Settlements (the "BIS"), as well as certain European Council directives relating to banks. These directives address issues such as accounting standards, regulatory capital, risk-based capital adequacy, consolidated supervision, the monitoring and control of large exposures, the establishment of branches within the European Union and the creation of a single European Union-wide banking market with no internal barriers to cross-border banking services.

The German Mortgage Bank Act

The German Mortgage Bank Act sets forth specific requirements for the extension of loans secured by mortgages and public sector loans that are to serve as cover for the issuance of mortgage and public sector *Pfandbriefe*.

Banking Regulation and Supervision

The BaFin

The principal German banking regulator is the BaFin. It issues regulations and guidelines that implement German banking laws and other laws affecting German banks.

The BaFin supervises the operations of German banks on an unconsolidated and a consolidated basis to ensure that they are in compliance with the German Banking Act and other applicable German laws and regulations. It places particular emphasis on compliance with capital adequacy and liquidity requirements, large exposure limits and restrictions on certain activities imposed by the German Banking Act and related regulations.

The BaFin is also responsible for supervising the compliance of mortgage banks, including mixed mortgage banks, with the provisions of the German Mortgage Bank Act, in particular for the approval of valuation guidelines for mortgaged property, the approval of the principal characteristics of the terms of the mortgage loans, the enforcement of the limitation on an issuer's aggregate amount of outstanding mortgage and public sector *Pfandbriefe* to 48 times (in the case of mixed mortgage banks) or 60 times (in the case of other private mortgage banks) such issuer's Regulatory Banking Capital (as defined below) and the resolution of disputes between the mortgage bank and the independent trustee for such mortgage bank appointed by the BaFin and responsible for the monitoring of the collateral pools for the *Pfandbriefe* issued by such mortgage bank. In addition, the BaFin conducts audits of the assets utilized as security for the outstanding *Pfandbriefe* and entered into the coverage register (*Deckungsregister*), typically every two to three years.

Cooperation of the BaFin and the Bundesbank

The BaFin carries out its banking supervisory role in close cooperation with the Bundesbank. Though the responsibility for the supervision of German banks vis-à-vis the Federal Ministry of Finance and vis-à-vis the banks lies solely with the BaFin, the Bundesbank has distinct functions in the supervisory regime. Most importantly, the Bundesbank is responsible for the ongoing monitoring of German banks in accordance with an agreement on the allocation of responsibilities for the ongoing monitoring of German banking and financial services institutions entered into between the Bundesbank and the BaFin and in compliance with guidelines on the performance and quality assurance of the ongoing monitoring of German banking and financial services institutions by the Bundesbank adopted by the Federal Ministry of Finance in consultation with the Bundesbank. The ongoing monitoring of German banks by the Bundesbank comprises in particular the collection and analysis of statistics and other reports from German banks, as well as the conduct and analysis of supervisory reviews in the area of compliance with the capital adequacy and risk management requirements. The Bundesbank performs its monitoring functions primarily through its nine regional offices (*Hauptverwaltungen*) which are responsible for different federal states and the banks that have their corporate seat therein. HypoVereinsbank reports to, and is monitored by, the *Hauptverwaltung* for the State of Bavaria, which is based in Munich.

The BaFin has authority to issue administrative orders (*Verwaltungsakte*) and general regulations (*Verordnungen*) binding on German banks. The BaFin must obtain the Bundesbank's consent before it issues any general regulations in areas that require the Bundesbank's consent under the German Banking Act, such as the Principles on Own Funds and Liquidity of Institutions (*Grundsätze über die Eigenmittel und Liquidität der Institute*), which consist of two parts (*Grundsätze I und II* or "Principles I and II") on capital adequacy and liquidity requirements.

Securities Trading Regulation and Supervision

Under the German Securities Trading Act (*Wertpapierhandelsgesetz*), the BaFin regulates and supervises securities trading in Germany. The German Securities Trading Act prohibits, among other things, insider trading with respect to securities admitted to trading or included in the over-the-counter market at a German exchange or the exchange in another country that is a member state of the European Union or another contracting state of the Agreement on the European Economic Area.

To enable the BaFin to carry out its securities trading supervisory functions, banking institutions are subject to comprehensive reporting requirements with respect to securities and derivatives transactions. The reporting requirements apply to transactions for the banking institution's own account as well as for the account of its customers. The German Securities Trading Act also contains rules of conduct. These rules of conduct apply to all businesses that provide securities services. Securities services include, in particular, the purchase and sale of securities or derivatives for others and the intermediation of transactions in securities or derivatives. The BaFin has broad powers to investigate businesses providing securities services to monitor their compliance with the rules of conduct and the reporting requirements. In addition, the German Securities Trading Act requires an independent auditor to perform an annual audit of the securities services provider's compliance with its obligations under the German Securities Trading Act.

The European Central Bank Minimum Reserve Requirements

The European Central Bank sets the minimum reserve requirements for institutions that engage in the customer deposit and lending business. These minimum reserves must equal a certain percentage of the institutions' liabilities resulting from certain short-term liabilities including deposits, plus the issuance of short-term bonds. Liabilities to European Monetary Union national central banks and to other European Monetary Union banking institutions that are themselves subject to the minimum reserve requirements are not included in this calculation.

Capital Adequacy Requirements

German capital adequacy principles are based on the principle of risk adjustment. German capital adequacy principles, as set forth in Principle I, address capital adequacy requirements for both counterparty risk (*Adressenausfallrisiko*) and market price risk (*Marktrisiko*). German banks are required to cover counterparty and market price risks with Tier I capital (*Kernkapital* or "core capital") and Tier II capital

(*Ergänzungskapital* or "supplementary capital") (together, *haftendes Eigenkapital* or "regulatory banking capital"). They may also cover market price risk with Tier III capital (*Drittrangmittel*) and (to the extent not required to cover counterparty risk) with regulatory banking capital. The calculation of regulatory banking capital and Tier III capital is set forth below.

Principle I requires each German bank to maintain a solvency ratio (*Eigenkapitalquote*) of regulatory banking capital to risk-weighted assets (*gewichtete Risikoaktiva*) of at least 8%. Risk-weighted assets include loans, securities, financial swaps, financial forward transactions, options and other off-balance sheet items, as further described below. The solvency ratio rules implement the European Council own funds directive and the European Council solvency ratio directive, which in turn, were based on the recommendations of the Basel Committee at the BIS.

Regulatory Banking Capital

Regulatory banking capital, the numerator of the solvency ratio, is defined in the German Banking Act for banks organized as stock corporations, such as HypoVereinsbank, as consisting principally of the following items:

Tier I capital:

- *Paid-in subscribed capital* (not including capital with respect to preferred shares with cumulative dividend rights).
- *Capital reserves.*
- *Earnings (revenues) reserves.*
- *Fund for general banking risks.* A bank may record this fund on the liability side of its balance sheet to reflect special risks inherent in the banking business. A bank must use its reasonable commercial judgment in making this determination.
- *Silent partnership interests (stille Beteiligungen).* Silent partnership interests are hybrid participations in the business of a bank. Such interests are subject to certain conditions, including a minimum term of five years, non-cumulative dividends, participation in the bank's losses and subordination to the rights of all creditors in the event of insolvency or liquidation of the bank.

Own shares held by a bank, balance sheet losses and intangible assets that qualify as fixed assets, such as licenses, other intellectual property rights, goodwill that is recorded as intangible asset in the unconsolidated balance sheet of a bank, *e.g.*, as a result of a merger, are subtracted from the Tier I capital calculation. In addition, the BaFin may require further deductions from a bank's core capital, in particular with respect to a bank's unrealized losses. The BaFin has never requested that HypoVereinsbank make such deduction. For differences in the Tier I calculation in accordance with the German Banking Act and the Basel Capital Accord, see "—Capital Requirements Under the Basel Capital Accord."

Tier II capital (limited to the amount of Tier I capital):

- *Paid-in subscribed capital.* This is capital with respect to preferred shares with cumulative dividend rights.
- *Profit-participation rights (Genussrechte).* These rights are subject to certain conditions, including a minimum term of five years, participation in the bank's losses and subordination to the rights of all non-subordinated creditors in the event of insolvency or liquidation of the bank.
- *Longer-term subordinated debt* (Limited to 50% of the amount of Tier I capital). This debt is subject to certain criteria, including a minimum term of five years and subordination to the rights of all non-subordinated creditors in the event of insolvency or liquidation of the bank.
- *Reserves pursuant to Section 6b of the German Income Tax Act (Einkommensteuergesetz).* A bank may include 45% of these reserves in regulatory banking capital. However, any reserves included in regulatory banking capital must have been created from the proceeds of the sale of real property, property rights equivalent to real property or buildings.
- *Reserves for general banking risks.* A bank may record certain receivables on its balance sheet at a lower value than would be permitted for industrial and other non-banking entities. Such receivables include loans and securities that are neither investment securities nor part of the trading portfolio. The bank may record these receivables at a lower value if the use of a lower value is advisable, in its reasonable commercial judgment, to safeguard against the special risks inherent in the banking business. Reserves for general banking risks may not exceed 4% of the book value of the receivables and securities recorded.

- *Certain unrealized reserves*. These may include 45% of the difference between the book value and the lending value (*Beleihungswert*) of land and buildings, and 35% of the difference between the book value and the market value of securities listed on a stock exchange or the published redemption price of shares issued by certain securities or real estate funds. A bank may include these reserves in Tier II capital only if its Tier I capital amounts to at least 4.4% of its risk-weighted assets. Reserves may be included in Tier II capital only up to a maximum of 1.4% of risk-weighted assets.

Capital components that meet the above criteria and which a bank has provided to another bank, financial services institution or financial enterprise which is not consolidated with the bank for regulatory purposes, are subtracted from the bank's regulatory banking capital

- if the bank holds more than 10% of the capital of such other bank, financial services institution or financial enterprise, or
- if the bank holds 10% or less of the capital of such other bank, financial services institution or financial enterprise, to the extent that the aggregate book value of such investments exceeds 10% of the bank's regulatory banking capital.

Risk-Weighted Assets

The calculation of risk-weighted assets, the denominator of the solvency ratio, is set forth in Principle I. Assets are assigned to one of five solvency rating categories based on the debtor and the type of collateral, if any, securing the respective assets. Each rating category has a risk-classification multiplier (0%, 10%, 20%, 50% and 100%). The balance sheet value of each asset is then multiplied by the risk-classification multiplier for the asset's rating category. The resulting figure is the risk-weighted value of the asset.

Off-balance sheet items, such as financial guarantees, letters of credit and certain loan commitments, are subject to a two-tier adjustment. First, the value of each item is determined. The value of each item is multiplied by one of three risk-classification multipliers (20%, 50% and 100%) depending on the type of instrument. In the second step, the off-balance sheet item is assigned to one of the five rating categories set forth above for balance sheet items. Selection of an appropriate risk multiplier is based on the type of counterparty or debtor and the type of collateral, if any, securing the asset. The adjusted value of the off-balance sheet item is then multiplied by the risk multiplier to arrive at the risk-weighted value of the off-balance sheet item.

Tier III Capital and Market Price Risk

Principle I also sets forth the principles governing capital adequacy requirements for market price risk. The market price risk positions of a bank include the following:

- foreign exchange positions;
- commodities positions;
- certain trading book positions, including those involving counterparty risk, interest rate risk and share price risk; and
- options positions.

The net risk-weighted market price risk positions must be covered by Own Funds (*Eigenmittel*) that are not required to cover counterparty risk. Own Funds consist of regulatory banking capital (Tier I plus Tier II capital) and Tier III capital. The calculation of risk-weighted market price risk positions must be made in accordance with specific rules set forth in Principle I or, at the request of a bank, in whole or in part in accordance with the bank's internal risk rating models approved by the BaFin.

At the close of each business day, a bank's total net risk-weighted market price risk positions must not exceed the sum of:

- the difference between the bank's regulatory banking capital and 8% of its aggregate amount of risk-weighted assets; and
- the bank's Tier III capital.

Tier III capital consists of the following items:

- *Net profits*. Net profits are defined as the proportionate profit of a bank which would result from closing all trading book positions at the end of a given day minus all foreseeable expenses and distributions and minus losses resulting from the investment book which would likely arise upon a liquidation of the bank unless such losses have to be deducted from Tier I capital at the request of the BaFin.

- *Short-term subordinated debt.* This debt must meet certain criteria, including a minimum term of two years, subordination to the rights of all non-subordinated creditors in the event of insolvency or liquidation of the bank and suspension of the payment of interest and principal if such payment would result in a breach of the Own Funds requirements applicable to the bank.

Net profits and short-term subordinated debt qualify as Tier III capital only up to an amount which, together with the Tier II capital not required to cover risks arising from the investment book (as described below), does not exceed 250% of the Tier I capital not required to cover risks arising from the investment book.

The German Banking Act defines the investment book as all positions and transactions which are not part of the trading book. The trading book is defined as consisting primarily of the following:

- financial instruments that a bank holds in its portfolio for resale or that a bank acquires to exploit existing or expected spreads between the purchase and sale price or price and interest rate movements;
- positions and transactions for the purpose of hedging market price risks arising from the trading book and related refinancing transactions;
- transactions subject to the designation of the counterparty (*Aufgabegeschäfte*);
- payment claims in the form of fees, commissions, interest, dividends and margins directly linked to trading book positions; and
- repurchase, lending and similar transactions related to trading book positions.

Consolidated Regulation and Supervision

The German Banking Act's provisions on consolidated supervision require that each group of institutions (*Institutsgruppe*) taken as a whole meets the Own Funds requirements. Under the German Banking Act, a group of institutions consists of a bank or financial services institution, as the parent company, and all other banks, financial services institutions, financial enterprises and bank service enterprises in which the parent company holds more than 50% of the voting rights or on which the parent company can otherwise exert a controlling influence. Special rules apply to joint venture arrangements that result in the joint management of another bank, financial services institution, financial enterprise or bank service enterprise by a bank and one or more third parties.

Capital Requirements under the Basel Capital Accord

The Group also calculates and reports its consolidated capital adequacy ratios in direct application of the recommendations made by the Basel Committee in 1988 (referred to as the "Basel Capital Accord") in addition to the calculation and reporting requirements in accordance with the German Banking Act as described above. The Basel Capital Accord provides that banks shall maintain (on a consolidated basis) a risk-based core capital ratio of at least 4% and a risk-based regulatory banking capital ratio of at least 8%.

The capital ratios for HypoVereinsbank and its group of institutions under BIS and under the German Banking Act are calculated on the basis of the financial statements prepared in accordance with German GAAP. In some respects, the calculation of these ratios is different from the calculation under the German Banking Act. In particular, under the Basel Capital Accord, the full amount of HVB Group's goodwill resulting from the consolidation of subsidiaries must be deducted directly from the Group's Tier I capital, whereas under the German Banking Act, such goodwill may be amortized over ten years and only half of the yearly amortization amount must be deducted from each of Tier I capital and Tier II capital. In addition, the risk weighting of certain risk assets under the Basel Capital Accord is different from that under the German Banking Act. Among other things, under the Basel Capital Accord, commercial real estate mortgage loans have a risk weighting of 100%, whereas the risk weighting of these loans is 50% under the German Banking Act. In addition, under the Basel Capital Accord, the counterparty risks related to the trading book are included in the definition of risk weighted assets and, thus, must be covered with Tier I or Tier II capital. Under the German Banking Act, the counterparty risks related to the trading book are included in the market price risk positions and, thus, may also be covered with Tier III capital. The differences between the Basel Capital Accord and the German Banking Act with respect to the treatment of goodwill arising from consolidation had the effect for HVB Group in the past three years that its amount of Tier I capital for purposes of the Basel Capital Accord was lower than its amount of Tier I capital for purposes of the German Banking Act. At the same time, the risk-weighting of certain of HVB Group's risk assets, in particular commercial real estate mortgage loans, was higher and, primarily due to the qualification of counterparty risks related to the trading book as risk assets, the definition of HVB Group's risk asset base was broader under the Basel Capital Accord than under the German Banking Act. Therefore, in the past three years, HVB Group's BIS capital ratios were consistently lower than its capital ratios in accordance with the German Banking Act.

In January 2001, the Basel Committee released a proposal to replace the 1988 capital accord with a new capital accord and published proposals for an overhaul of the existing international capital adequacy standards. The two principal goals of the proposals are (i) to align capital requirements more closely with the underlying risks; and (ii) to introduce a capital charge for operational risk (comprising, among other things, risks related to certain external factors, as well as to technical errors and errors of employees). The proposals are expected to be completed and adopted by the Basel Committee by mid-year 2004 and to be implemented in the various countries that participate in the Basel Committee by the end of 2006 at the earliest. Based on preliminary analyses and its participation in the Quantitative Impact Study (QIS 3) in 2002, HypoVereinsbank expects HVB Group's risk-weighted assets and, thus, its capital requirements to be reduced once the Basel II rules have entered into effect and an IRB Advanced Approach (IRB = Internal Ratings Based) has been implemented. This expectation is based on the assumption that all other circumstances remain unchanged and it does not take into account capital requirements for operational risk. See "Operating and Financial Review and Prospects—Year Ended December 31, 2003 Compared with Year Ended December 31, 2002—Capital Resources—Capital Adequacy."

Liquidity Requirements

The German Banking Act requires German banks and certain financial services institutions to invest their funds so as to maintain adequate liquidity at all times. Principle II prescribes these specific liquidity requirements applicable to banks and to certain financial services institutions. The liquidity requirements set forth in Principle II are based on a comparison of the remaining terms of certain assets and liabilities. Principle II requires maintenance of a ratio (*Liquiditätskennzahl* or "one-month liquidity ratio") of liquid means of payment to financial obligations expected during the month following the date on which the ratio is determined of at least one. German banks and certain financial services institutions are required to report the one-month liquidity ratio and estimated liquidity ratios for the next eleven months to the BaFin on a monthly basis. The liquidity requirements set forth in Principle II do not apply on a consolidated basis. For further information on HVB Group's liquidity risk management, see "Risk Management—Liquidity Risk."

Limitations on Large Exposures

The German Banking Act and the Large Exposure Regulation (*Großkredit- und Millionenkreditverordnung*) limit a bank's concentration of credit risks on an unconsolidated and a consolidated basis through restrictions on large exposures (*Großkredite*). The large exposure rules distinguish between the following two types of institutions:

- banks and groups of institutions without or with minor trading book positions that are not subject to the rules relating to the trading book (see "—Capital Adequacy Requirements"); and
- banks and groups of institutions that are subject to the rules relating to the trading book (trading book institutions).

HypoVereinsbank is a trading book institution.

Investment Book Large Exposures and Aggregate Book Large Exposures

The large exposure rules contain separate restrictions for large exposures related to the investment book (investment book large exposures) and aggregate large exposures (aggregate book large exposures) of a bank or group of institutions.

Investment book large exposures are exposures incurred in the investment book and related to a single client (and clients affiliated with it) that equal or exceed 10% of a bank's or group's regulatory banking capital. Individual investment book large exposures must not exceed 25% of the bank's or group's regulatory banking capital (20% in the case of exposures to affiliates of the bank that are not consolidated for regulatory purposes).

Aggregate book large exposures are created when the sum of investment book large exposures and the exposures incurred in the trading book related to a client (and clients affiliated with it) (trading book large exposures) equals or exceeds 10% of the bank's or group's Own Funds. The 25% limit (20% in the case of unconsolidated affiliates), calculated by reference to a bank's or group's Own Funds, also applies to aggregate book large exposures. Exposures incurred in the trading book include:

- the net amount of long and short positions in financial instruments involving interest rate risk (interest net positions);
- the net amount of long and short positions in financial instruments involving equity price risk (equity net positions); and
- the counterparty risk arising from positions in the trading book.

In addition to the above limits, the total investment book large exposures must not exceed eight times the bank's or group's regulatory banking capital, and the aggregate book large exposures must not exceed in the aggregate eight times the bank's or group's Own Funds.

A bank or group of institutions may exceed these ceilings only with the approval of the BaFin. In such a case, the bank or group is required to support the amount of the large exposure that exceeds the ceiling with regulatory banking capital (in the case of ceilings calculated with respect to regulatory banking capital) or with Own Funds (in the case of ceilings calculated with respect to Own Funds) on a one-to-one basis.

Furthermore, total trading book exposures to a single client (and clients affiliated with it) must not exceed five times the bank's or group's Own Funds, to the extent such Own Funds are not required to meet the capital adequacy requirements with respect to the investment book. Total trading book exposures to a single client (and clients affiliated with it) in excess of the aforementioned limit are not permitted.

Limitations on Qualified Participations

The German Banking Act places limitations on the investments of deposit-taking banks, such as HypoVereinsbank, in enterprises outside the financial and insurance industry, where such investment (called a "qualified participation"):

- directly or indirectly amounts to at least 10% or more of the capital or voting rights of an enterprise; or
- would give the owner significant influence over the management of the enterprise.

Participations that meet the above requirements are not counted as qualified participations if the bank does not intend for the participation to establish a permanent relationship with the enterprise in which the participation is held. For purposes of calculating qualified participations, all indirect participations held by a bank through one or more subsidiaries are fully attributed to the parent bank.

The nominal value (as opposed to book value or price paid) of a bank's qualified participation in an enterprise must not exceed 15% of the bank's regulatory banking capital. Furthermore, the aggregate nominal value of all qualified participations of a bank must not exceed 60% of the bank's regulatory banking capital. A bank may exceed those ceilings only with the approval of the BaFin. The bank is required to support the amount of the qualified participation or participations that exceed a ceiling with regulatory banking capital on a one-to-one basis.

The limitations on qualified participations also apply on a consolidated basis.

Financial Statements and Audits

Compliance with the capital adequacy requirements is determined based on financial statements prepared in accordance with German GAAP. German GAAP for banks primarily reflect the German Commercial Code (*Handelsgesetzbuch*) and the Regulation on Accounting by Credit Institutions (*Verordnung über die Rechnungslegung der Kreditinstitute*). The Regulation on Accounting by Credit Institutions requires a uniform format for the presentation of financial statements for all banks. German GAAP provide the basis for the calculation of the capital adequacy ratios pursuant to the German Banking Act both on an unconsolidated basis and on a consolidated basis.

German GAAP differ from IFRS in many respects. For example, for purposes of the calculation of their regulatory banking capital based on German GAAP, banks may include funds for general banking risks and reserves for general banking risks. HypoVereinsbank has established such funds and reserves.

Pursuant to the German Commercial Code, exchange-listed companies, such as HypoVereinsbank, are permitted to prepare their consolidated financial statements in accordance with certain internationally recognized accounting principles, such as IFRS and U.S. GAAP. These statutory rules, however, apply only until and including the financial year 2004. Starting with the financial year 2005, exchange-listed companies that have their registered office in an EU member state will be obligated to prepare their consolidated annual financial statements in accordance with IFRS as a matter of EU law. HypoVereinsbank has prepared its consolidated annual financial statements as of December 31, 2001, 2002 and 2003 in accordance with IFRS.

Under German law, HypoVereinsbank is required to be audited annually by a certified public accountant (*Wirtschaftsprüfer*). The accountant is appointed by the shareholders' meeting. However, the supervisory board mandates and supervises the audit. The BaFin must be informed of and may reject the accountant's appointment.

The German Banking Act requires that a bank's accountant inform the BaFin of any facts that come to the accountant's attention which would lead it to refuse to certify or to limit its certification of the bank's annual financial statements or which would adversely affect the financial position of the bank. The accountant is also required to notify the BaFin in the event of a material breach by management of the articles of association or of any other applicable law.

The accountant is required to prepare a detailed and comprehensive annual audit report (*Prüfungsbericht*) for submission to the bank's supervisory board, the BaFin and the Bundesbank.

Reporting Requirements

The BaFin and the Bundesbank require German banks to file comprehensive information in order to monitor compliance with the German Banking Act and other applicable legal requirements and to obtain information on the financial condition of banks.

Minimum Requirements for the Credit Business

In December 2002, the BaFin released the Minimum Requirements for the Credit Business of Banks (*Mindestanforderungen an das Kreditgeschäft der Kreditinstitute, "MAK"*). The MAK contain comprehensive minimum requirements for all extensions of "credit", i.e., granting of loans, acquisition of other risk assets and off-balance sheet transactions involving counter-party risk. Banks must implement the MAK by June 30, 2004. Necessary adjustments in a bank's IT system must be made by December 31, 2005. HypoVereinsbank expects that it and its German banking subsidiaries, including their branches (with the exception of Vereins- und Westbank), will comply with the deadlines for the implementation of the MAK.

Internal Auditing

The BaFin requires every German bank to have an effective internal auditing department. The internal auditing department must be adequate in size and quality and must establish adequate procedures for monitoring and controlling the bank's activities. The internal auditing department must comply with the Minimum Requirements for the Conduct of Internal Audits of Banks (*Mindestanforderungen an die Ausgestaltung der Internen Revision der Kreditinstitute*) adopted by the BaFin in January 2002.

Banks are also required to have a written plan of organization that sets forth the responsibilities of the employees and operating procedures. The bank's internal auditing department is required to monitor compliance with the plan.

Enforcement of Banking Regulations; Investigative Powers

Investigations and Official Audits

The BaFin conducts audits of banks on a random basis, as well as for cause. It may require banks to furnish information and documents in order to ensure that the bank is complying with the German Banking Act and its regulations. The BaFin may conduct investigations without having to state a reason for its investigation.

The BaFin may also conduct investigations at a foreign entity that is part of a bank's group for regulatory purposes in order to verify data on consolidation, large exposure limitations and related reports. Investigations of foreign entities are limited to the extent that the law of the jurisdiction where the entity is located allows such investigations. It may also mandate the Bundesbank with the performance of the investigation in individual cases.

The BaFin may attend meetings of a bank's supervisory board and shareholders' meetings. It also has the authority to require that such meetings be convened. Since the beginning of 2003, representatives of the BaFin have attended the supervisory board meetings of large German banks, including those of HypoVereinsbank, on a regular basis.

Enforcement Powers

The BaFin has a wide range of enforcement powers in the event it discovers any irregularities. It may remove the bank's managers from office or prohibit them from exercising their current managerial capacities. If a bank's Own Funds are inadequate or if a bank does not meet the liquidity requirements and the bank fails to remedy the deficiency within a specified period, then the BaFin, pursuant to Section 45 of the German Banking Act, may prohibit or restrict the bank from distributing profits or extending credit. This prohibition also applies to the parent bank of a group of institutions in the event that the Own Funds of the group are inadequate on a consolidated basis. If a bank fails to meet the liquidity requirements, the BaFin may also prohibit the bank from making further investments in illiquid assets.

If a bank is in danger of defaulting on its obligations to creditors, the BaFin may take emergency measures to avert default. These emergency measures may include:

- issuing instructions relating to the management of the bank;
- prohibiting the acceptance of deposits and the extension of credit;
- prohibiting or restricting the bank's managers from carrying on their functions; and
- appointing supervisors.

To avoid the insolvency of a bank, the BaFin may, pursuant to Section 46a of the German Banking Act, prohibit payments and disposals of assets, close down the bank's customer services, and prohibit the bank from accepting any payments other than payments of debts owed to the bank ("Section 46a Moratorium"). Only the BaFin may file an application for the initiation of insolvency proceedings against a bank.

If these measures are insufficient, the BaFin may, pursuant to Section 35 of the German Banking Act, revoke the bank's license and, if appropriate, order the closure of the bank.

Furthermore, pursuant to Section 47 of the German Banking Act, the German Federal Government (*Bundesregierung*) may for the benefit of a bank, through general regulation, extend the time for payment of the obligations of one or more banks ("Section 47 Moratorium") if financial difficulties of banks give rise to material risks for the economy as a whole.

Violations of the German Banking Act may result in criminal or administrative penalties.

Deposit Protection in Germany

The Deposit Guarantee Act

The Act on Deposit Insurance and Investor Compensation (*Einlagensicherungs- und Anlegerentschädigungsgesetz*, the Deposit Guarantee Act) introduced the first mandatory deposit insurance system in Germany. The Deposit Insurance Guarantee Act took effect on August 1, 1998.

The Deposit Guarantee Act requires that each German bank participate in one of the licensed government-controlled investor compensation institutions (*Entschädigungseinrichtungen*). The investor compensation institutions are supervised by the BaFin. Entschädigungseinrichtung deutscher Banken GmbH acts as the investor compensation institution for private sector banks such as HypoVereinsbank.

The investor compensation institutions collect and administer the contributions of the member banks and settle the compensation claims of investors in accordance with the Deposit Guarantee Act. In the event a bank's financial condition leaves the bank permanently unable to repay deposits or perform its obligations under securities transactions, the Deposit Guarantee Act authorizes creditors of the bank to make claims against the bank's investor compensation institution. Certain entities, such as banks, financial institutions (*Finanzinstitute*), insurance companies, investment funds, the Federal Republic of Germany, the German federal states, municipalities and medium-sized and large corporations, are not eligible to make such claims.

Investor compensation institutions are liable only for obligations resulting from deposits and securities transactions that are denominated in euro or the currency of a contracting state to the Agreement on the European Economic Area. Investor compensation institutions are not liable for obligations represented by instruments in bearer form or negotiable by endorsement. Investor compensation institutions' liabilities for failed banks are limited to 90% of the aggregate value of each creditor's deposits with the bank and to 90% of the aggregate value of obligations arising from securities transactions. The maximum liability of an investor compensation institution to any one creditor is limited to € 20,000.

Voluntary Deposit Protection System

Liabilities to creditors which are not covered under the Deposit Guarantee Act may be covered by one of the various protection funds set up by the banking industry on a voluntary basis. HypoVereinsbank participates in the Deposit Protection Fund of the Association of German Banks (*Einlagensicherungsfonds des Bundesverbandes deutscher Banken e.V.*). The Deposit Protection Fund covers liabilities to customers up to an amount per customer equal to 30% of the bank's core capital and supplementary capital (provided that for purposes of this calculation supplementary capital may only be taken into account up to an amount of 25% of core capital) calculated in accordance with the German Banking Act based on the bank's most recent audited annual financial statements. Liabilities to other banks and other specified institutions, and obligations of banks represented by instruments in bearer form, are not covered. To the extent the Deposit Protection Fund makes payments to customers of a bank, it will be subrogated to their claims against the bank. Banks that participate in the Deposit Protection Fund make regular contributions to the fund based on the balance sheet item of liabilities to customers (0.3% of the liabilities to customers recorded in the most recent annual financial statements). Should the Deposit Protection Fund be insufficient to provide funds for aid measures or should it be required to fulfill the purpose of the fund, the annual contribution may be doubled or a special contribution of up to the amount of the annual contribution per fiscal year may be levied.

Regulation and Supervision in Austria

HVB Group's operations are also subject to regulation in supervision in Austria.

The regulatory framework for the Austrian banking system is set forth in several statutes including the Austrian Banking Act (*Bankenwesengesetz*), the Austrian National Bank Act (*Nationalbankgesetz*), the Austrian Financial Market Authority Act (*Finanzmarktaufsichtsbehördengesetz*), the Austrian Savings Bank Act (*Sparkassengesetz*), the Austrian Mortgage Bond Act (*Pfandbriefgesetz*), the Austrian Mortgage Bank Act (*Hypothekenbankgesetz*) and the Austrian Securities Supervision Act (*Wertpapieraufsichtsgesetz*), each as amended.

The Austrian National Bank Act governs the Austrian National Bank (Oesterreichische Nationalbank) and its position in the European System of Central Banks. The Austrian Mortgage Bank Act regulates bonds backed by mortgages and municipal loans.

The Austrian Banking Act contains most of the essential regulations for banks (which are designated "credit institutions" under the statute). When adopted, the Austrian Banking Act reformed the regulation of the Austrian banking system. In addition to setting out capital adequacy rules, the Austrian Banking Act imposes various other requirements, restrictions and regulations on Austrian banks, including reporting and liquidity requirements, restrictions on non-financial participations and large exposures and regulations regarding internal controls and internal audits, deposit guarantees, money laundering, customer protection and banking secrecy. See "—The Austrian Banking Act."

Financial Market Authority

In 2001, the Financial Market Authority Act created a new Financial Market Authority ("FMA") (*Finanzmarktaufsichtsbehörde*). As of April 1, 2002, direct supervision of banks, insurance companies, pension funds, investment services providers and securities exchanges was transferred from the Austrian Federal Minister of Finance and the former Austrian Securities Authority to the FMA. The FMA is an independent institution supervised by the Austrian Federal Minister of Finance. The FMA's two board members are nominated by the Austrian Federal Minister of Finance, the Austrian National Bank and the Austrian Federal Government and are appointed by the Austrian Federal President. A supervisory board consisting of eight members, two of whom are non-voting, approves the FMA's budget, financial statements, senior management and other important matters. The expenses of the FMA are borne primarily by the supervised banks, insurance companies, investment service providers and pension funds with a minor portion borne by the Austrian Federal Government.

Under the Austrian Banking Act and the Austrian Financial Market Authority Act, the FMA, assisted by the Austrian National Bank, regulates and supervises the domestic and foreign activities of Austrian banks and the branches of foreign banks operating in Austria. The FMA may take a variety of actions under the Austrian Banking Act to supervise banks on a comprehensive basis.

The FMA monitors compliance with the Austrian Banking Act and other relevant legislation and regulations by (i) Austrian banks and financial institutions, both in Austria and abroad, and (ii) foreign banks operating in Austria. In accordance with the Austrian Banking Act, credit and financial institutions organized in and regulated by other EEA member states generally are subject to regulation and supervision by their home state and not by Austrian authorities. These entities, however, must still comply with certain provisions of the Austrian Banking Act in connection with their activities in Austria.

With respect to supervised banks, the FMA can, among other things:

- request interim reports, audit reports and other information on any business matter related to the bank;
- inspect the bank's books, documents and data carriers; and
- require special audits by bank auditors or other experts.

In order to fulfill its functions, the FMA may also appoint special auditors for a bank or order the Austrian National Bank to conduct its own audit of such bank. These audits can include branches and representative offices of a bank that are located outside of Austria. In addition, banks must submit regular reports to the FMA. See "—The Austrian Banking Act—Regular Reports".

The FMA may take enforcement action against a bank operating in Austria if there is reason to doubt such bank's ability to fulfill its obligations to its customers. Pursuant to its enforcement authority, the FMA can issue orders. These orders can:

- prohibit withdrawals of capital or profits from the bank;
- appoint a government commissioner who is authorized to prohibit the bank from engaging in any business which could be prejudicial to the interests of the bank's customers;
- prohibit the management of the bank by its existing managing director board; or
- prohibit, in whole or in part, the bank from engaging in any further business.

State Commissioners

The Austrian Federal Minister of Finance appoints a state commissioner and a deputy state commissioner for each Austrian bank that has total assets of more than € 375 million (which includes Bank Austria Creditanstalt). The state commissioners and the deputy state commissioners act on behalf of the FMA and must be invited to each of the bank's shareholders' and supervisory board meetings (including meetings of the supervisory board's executive committees) to ensure that actions taken at these meetings do not violate applicable law. If a state commissioner objects to any resolution proposed at a shareholders' or supervisory board meeting, he or she must notify the FMA without undue delay. A resolution challenged by a state commissioner cannot become effective until the FMA rules on its validity.

Trustees

Austrian banks, including Bank Austria Creditanstalt, are also subject to inspection by trustees and deputy trustees who are appointed by the Austrian Federal Minister of Finance pursuant to the Austrian Mortgage Bond Act and the Austrian Mortgage Bank Act. The trustees and the deputy trustees determine whether certain mortgage assets, including mortgage and municipal bonds and the underlying mortgages and municipal loans securing the bonds, comply with legal requirements.

State cover fund controllers who are also appointed by the Austrian Federal Minister of Finance pursuant to the Austrian Covered Bank Bond Act (*Gesetz betreffend fundierte Bankschuldverschreibungen*) monitor compliance by Bank Austria Creditanstalt and other regulated Austrian banks with the legal requirements for covered bonds and the cover fund as well as for approving the disposal of any part of the cover fund.

Austrian Federal Minister of Finance

The Austrian Federal Minister of Finance monitors compliance of the FMA with the Austrian Banking Act and other relevant legislation.

Capital Adequacy Requirements

Under Austrian risk-based capital adequacy rules, which are based on EU law and the 1988 Basel Capital Accord, each bank must maintain a solvency ratio of at least 8%. The solvency ratio is the ratio of a bank's net capital resources to its risk-weighted assets and certain off-balance sheet items (as explained below). These rules must be met by Bank Austria Creditanstalt on its own and by Bank Austria Creditanstalt together with all of its consolidated financial subsidiaries. For these purposes, Bank Austria Creditanstalt is consolidated with all other banks, factoring and leasing companies, investment firms and ancillary banking service undertakings of which Bank Austria Creditanstalt owns 50% or more or which it controls or has the right to control.

For purposes of calculating the solvency ratio, the Austrian Banking Act defines net capital resources as consisting principally of the sum of a bank's Tier I capital, Tier II capital and Tier III capital (as explained below). Certain losses, certain intangible assets and certain investments in banks or financial institutions are required to be deducted from the capital resources in calculating net capital resources. Tier I capital consist of (i) paid-in capital, (ii) disclosed reserves, and (iii) funds for general bank risks, and (iv) only for the purpose of calculating the solvency ratio on a consolidated basis, hybrid capital. Tier II capital consists of (i) supplementary capital, (ii) certain hidden reserves, (iii) participation capital, (iv) subordinated capital, (v) revaluation reserves and (vi) commitments of members of co-operative banks to make additional contributions based on their shareholdings. Tier III capital consists of short-term subordinated capital. The Austrian Banking Act requires that the aggregate amount of Tier II capital must not exceed Tier I capital. In addition, subordinated capital may not exceed 50% of Tier I capital. In addition, further restrictions apply to the eligibility of revaluation reserves of cooperative banks' members commitments and of short-term subordinated capital.

The risk-weighted basis of balance sheet assets and certain off-balance sheet items of Bank Austria Creditanstalt, together the risk-weighted basis, are computed by assigning a bank's assets to one of four broad categories of credit risk based on the type of counterparty or debtor associated with each asset: 0%, 20%, 50% or 100%. For assets included on the balance sheet, the value of each asset as recorded on the balance sheet is multiplied by the percentage applicable to its risk category to arrive at the risk-weighted value. The value of each off-balance sheet item is first weighted according to specific risk categories and then also multiplied by the percentage applicable to the risk category of the counterparty. Either the mark-to-market approach or the original exposure approach applies to special off-balance sheet items such as swaps and other financial derivatives. For their trading books, banks are required to meet the capital requirements regarding position risk as well as settlement and counterparty risk according to specific stipulations regarding capital adequacy for the trading book. For these risks, Tier III capital can be used.

Minimum Reserves

Each bank, including Bank Austria Creditanstalt, that is licensed in a country participating in the third stage of the European Economic and Monetary Union must maintain minimum reserves with its national central bank pursuant to legal provisions on minimum reserves, which became effective on January 1, 1999. The minimum reserve system applies to credit institutions in the Euro area and primarily pursues the aims of stabilizing money market interest rates and creating (or enlarging) a structural liquidity shortage. The reserve requirement of each institution is determined in relation to specific elements of its balance sheet. In order to pursue the aim of stabilizing interest rates, the minimum reserve system enables institutions to make use of averaging provisions. Compliance with the reserve requirement is determined on the basis of the institutions' average daily reserve holdings over a one-month maintenance period. Institutions' holdings of required reserves are remunerated at the rate of the main refinancing operations.

Accounting and Auditing

Generally, Austrian regulations governing the conduct of audits and related reporting obligations have been harmonized with EU standards. Pursuant to these rules, all banks operating in Austria are required to submit audited financial statements, including the related audit report, to the FMA and the Austrian National Bank no later than within six months of the end of the bank's fiscal year. These financial statements must also be published in the Official Gazette of the Wiener Zeitung, the official publication of the Republic of Austria.

All banks must have their financial statements audited by an independent bank auditor. Bank auditors are certified public accountants, accounting firms, and auditing entities of statutory auditing institutions. As a savings bank stock corporation, Bank Austria Creditanstalt's consolidated and unconsolidated financial statements for the years ended December 31, 2001, 2002 and 2003 have been audited by the statutory bank auditor, the Auditing Board of the Savings Bank Auditing Association (Sparkassen-Prüfungsverband, Prüfungsstelle). This audit was performed jointly with KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, which have been appointed by Bank Austria Creditanstalt to act as additional auditors.

Austrian Banks are allowed to use international accounting standards, such as IAS or U.S. GAAP, to consolidate financial statements as long as the financial statements comply with EU guidelines, contain all required information and are audited. Bank Austria Creditanstalt's consolidated financial statements are prepared in accordance with IAS.

The bank's auditors are required to examine and to certify that the bank, with regard to its annual financial statements, has complied with all regulations that apply to credit institutions in Austria, including all applicable EU directives. The bank's auditors also must include in their long-form reports which are delivered to the FMA, the Austrian National Bank, and the bank's supervisory and management boards an overall opinion on the risk, profitability and financial position of the bank.

The Austrian Banking Act

The Austrian Banking Act imposes, among other things, the following requirements:

Regular Reports. Each bank in Austria must file regular reports with the FMA without undue delay following the end of each calendar month that disclose certain single large exposures as well as the adequacy of its capital resources, liquidity, open positions, large exposures to participations in enterprises other than banks. Each bank must also disclose to the FMA its quarterly profit and loss statements and annual reports. In addition, annual reports on hidden reserves are required. All reports are also to be delivered to the Austrian National Bank, which must provide an opinion to the FMA as to whether the bank has complied with all applicable regulations on capital adequacy, liquidity, open positions, large exposures and participations in enterprises other than banks.

Liquidity. Banks must meet their payment obligations. Every bank must establish a financial and liquidity plan that enables it to adequately react to possible disparities between incoming and outgoing payments and to changes in market conditions. Banks must structure the terms of their claims and obligations to provide for changing interest rates and maturity trends. In addition to these general regulations, banks must retain minimum liquid resources of both first degree, like assets of the Austrian National Bank, and of second degree. Liquid resources of the second degree consist primarily of listed bonds and net deposits with banks. The Austrian Banking Act sets forth a detailed calculation plan to address these factors.

Open Positions. A bank's "open position" is defined as the difference between its assets and liabilities that are denominated in a currency other than the Euro. At the end of any business day, no single open position may exceed 30% of the bank's net capital resources. The total of all open positions may not exceed 50% of the bank's net capital resources at the close of business of any day. Similar restrictions apply to open positions on items that become due within a specific calendar quarter and any six-month period.

Large Exposures. Under the Austrian Banking Act, a "large exposure" exists if the assets and off-balance sheet items attributable to a single client or group of affiliated clients exceed 10% of the net capital resources of a bank or a group of banks. Large exposures can only be maintained with the prior consent of the bank's supervisory board and, in any event, may not exceed 25% of the bank's and the group's net capital resources on a risk-weighted basis. Moreover, no large exposure may exceed 20% of the bank's and the group's net capital resources on a risk-weighted basis if it is made by the bank to its parent company or a subsidiary of the parent company or a subsidiary of the bank. The aggregate of a bank or a group's large exposures may not exceed 800% of its net capital resources on a risk-weighted basis. Exceptions apply for, among other things, large exposures to the Republic of Austria and its provinces.

Participations. The Austrian Banking Act also governs the holding of qualified participations by banks. A "qualified participation" is a direct or indirect holding of at least 10% of the capital or voting rights of a company. A qualified participation may also exist if a bank is able to exercise significant influence over the management of a company. Generally, no qualified participation in a non-financial institution may be held by a bank or a group of banks if the book value of the participation exceeds 15% of the net capital resources of the bank or banking group. In addition, the entire book value of qualified participations may not exceed 60% of the bank's or banking group's net capital resources. These limitations may be exceeded if participations are held (i) temporarily in connection with a company's financial restructuring, (ii) to fulfill a placement obligation for newly issued securities, (iii) in the name of the bank but for the account of a third person or (iv) as a non-permanent investment.

Deposit Guarantee and Investor Compensation Programs

The Austrian Banking Act requires every bank that holds customer deposits or provides services with respect to certain securities to join the deposit guarantee program in case of customer deposits or the investor compensation program in case of investment services applicable to its banking sector. If a bank is not a member of a program required by law, its license to conduct a deposit-taking or investment service business in Austria lapses. Pursuant to these requirements, Bank Austria Creditanstalt is a member of the deposit guarantee and investor compensation programs for savings banks.

Consistent with EU law, participation in a deposit guarantee program ensures that, in the event sufficient funds are not available to pay deposits, deposits will be repaid up to a maximum amount of € 20,000 per depositor or the equivalent amount in a currency of the EEA. Cases of hardship and small accounts are paid first, up to an amount of € 2,000. Deposits of creditors not qualifying as natural persons are guaranteed up to 90% of the maximum. Funds must be paid within a period of three months following a request for payment and verification of the claim.

If the guarantee program for a particular banking sector is required to make a payment to restore guaranteed deposits, each bank that is a member of that sector will be required to contribute funds to the program. Each bank's contribution is determined according to a formula and is in proportion to the aggregate amount of the bank's guaranteed deposits as of the date of the preceding balance sheet, subject to a maximum contribution equal to 0.83% of the risk-weighted basis used to calculate the bank's net capital resources requirement for the relevant fiscal year. In the event one sector cannot meet its obligations, the guarantee programs of the other banking sectors must contribute a proportionate share of the amount remaining to be paid. Payments that exceed the resources of the guarantee programs of all of the banking sectors are financed by debentures that may be guaranteed by the Austrian Federal Minister of Finance.

The principles of the investor compensation program are comparable to the principles of the deposit guarantee program.

Regulation and Supervision in the United States

The Group's operations are also subject to extensive federal and state regulation and supervision in the United States. Banking and securities laws, as well as the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the New York State Banking Department, the Comptroller of the Currency (the "Comptroller"), the SEC and other applicable regulators, govern many aspects of the Group's U.S. business. HypoVereinsbank engages in U.S. banking activities directly through its state-licensed branch located in New York City (the "New York Branch"). In addition, it also controls several non-banking subsidiaries in the United States including a broker-dealer, HVB Capital Markets, Inc. Bank Austria Creditanstalt engages in U.S. banking activities directly through its federally-licensed branch located in New York City (the "Bank Austria Creditanstalt U.S. Branch" and, together with the New York Branch, the "U.S. Branches"). Because the U.S. Branches do not engage in "retail" deposit taking, the deposits of such branches are not, and are not required to be, insured by the Federal Deposit Insurance Corporation.

Regulatory Authorities

The Group's U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as its "umbrella supervisor" in the U.S. since each of HypoVereinsbank, Bank Austria Creditanstalt (and Munich Re (as defined below)) is treated as a bank holding company under the U.S. Bank Holding Company Act of 1956 (as amended, the "BHCA"), which is applicable to the Group through the U.S. International Banking Act of 1978, as amended by the Foreign Bank Supervision Enhancement Act of 1991 (as so amended, the "IBA"). The New York Branch is also supervised by the New York State Banking Department, and the Bank Austria Creditanstalt Branch is supervised by the Comptroller.

New York Branch of HypoVereinsbank

The New York Branch is licensed by the New York Superintendent of Banks to conduct a commercial banking business. Under the New York Banking Law and regulations adopted and in force at year-end 2002, the New York Branch must maintain eligible assets with banks in the State of New York as security for the protection of depositors and certain other creditors of the New York Branch in an amount generally equal, with certain exclusions, to the greater of 1% of its liabilities or $2 million. These eligible assets include U.S. treasury securities, other obligations issued or guaranteed by the U.S. government or agencies or instrumentalities thereof, obligations of the New York State government and local governments within New York State, and numerous other assets meeting regulatory criteria. The New York Banking Law also empowers the Superintendent of Banks to establish asset maintenance requirements for branches of foreign banks, expressed as a percentage of each branch's liabilities. The presently designated percentage is 0%, although the Superintendent may impose additional asset maintenance requirements upon individual branches on a case-by-case basis. No such requirement has been imposed upon the New York Branch.

The New York State Banking Law authorizes the Superintendent of Banks to take possession of the business and property of a New York branch of a foreign bank under circumstances similar to those that would permit the Superintendent of Banks to take possession of the business and property of a New York state-chartered bank. These circumstances include violation of law, conduct of business in an unsafe manner, impairment of capital, suspension of payment of obligations, or initiation of liquidation proceedings against the foreign bank at its domicile or elsewhere. Pursuant to Section 606.4(a) of the New York Banking Law, in liquidating or dealing with a branch's business after taking possession of a branch, only the claims of creditors which arose out of transactions with a branch are to be accepted by the Superintendent of Banks for payment out of the business and property of the foreign bank in the State of New York, without prejudice to the rights of the holders of such claims to be satisfied out of other assets of the foreign bank. After such claims are paid, the Superintendent of Banks will turn over the remaining assets, if any, to the foreign bank or a duly appointed liquidator or receiver for the bank.

Under the New York Banking Law, the New York Branch is generally subject to the same limits on lending to a single borrower, expressed as a ratio of capital, that apply to a New York state-chartered bank, except that for the New York branch such limits are based on the worldwide capital of HypoVereinsbank (as are the federal law limits described below).

The Bank Austria Creditanstalt U.S. Branch

As a federal branch, the Bank Austria Creditanstalt U.S. Branch is licensed by, and is subject to the supervision and regulation of, the Comptroller. Under the IBA, federal branches generally may exercise the same rights and privileges that are available to national banks, and the exercise of any such right or privilege is generally subject to the same duties, restrictions, penalties, liabilities, conditions and limitations that apply to national banks at the same location. A federal branch must maintain on deposit with a Federal Reserve member bank a capital equivalency deposit as prescribed by the Comptroller in an amount not less than the greater of 5% of the total liabilities (excluding, among others, liabilities to affiliates, liabilities of the federal branch to an international banking facility and liabilities booked on a federal branch's international banking facility) of the federal branch or $1 million. Moreover, federal branches must maintain accounts and records separate from those of the foreign bank and must comply with such additional requirements as may be prescribed by the Comptroller.

A federal branch is subject to receivership provisions analogous to those applicable to a national bank. Accordingly, the Comptroller may take possession of the business and property of a federal branch in circumstances analogous to those that permit the Comptroller to take possession of the business and property of a national bank. Among other things, the FRB may recommend to the Comptroller that the license of a federal branch be terminated if the FRB finds that there is reasonable cause to believe that the foreign bank, or any affiliate of such foreign bank, has committed a violation of law or has engaged in an unsafe or unsound banking practice in the United States and, as a result of such violation or practice, the continued operation of the federal branch would not be consistent with the public interest or with the IBA, the BHCA or the Federal Deposit Insurance Act, as amended.

Restrictions on Activities

Federal and state banking laws and regulations restrict the Group's ability to engage, directly or indirectly through subsidiaries, in non-banking activities in the United States. The Gramm-Leach-Bliley Act (the "GLB Act"), which was signed into law in November 1999 and became effective in most respects in March 2000, significantly modified these restrictions for entities that have made effective elections to become financial holding companies ("FHCs") under the GLB Act, although neither HypoVereinsbank nor Bank Austria Creditanstalt has to date become certified as an FHC. Both HypoVereinsbank and Bank Austria Creditanstalt do, however, intend to submit applications to the Federal Reserve Board by May 2004 in which they and certain of their affiliates will elect to become FHCs in accordance with the GLB Act. This election arises out of the increase of the shareholding of Münchener Rückversicherungs-Gesellschaft AG ("Munich Re") in HypoVereinsbank to above 25% in connection with the takeover of Dresdner Bank AG by Allianz AG in January 2002. For details on these transactions, see "Relationships and Transactions with Major

Shareholders and Certain Other Parties—Major Shareholders." Upon that transaction, Munich Re became, for purposes of the BHCA, a "control person" of HypoVereinsbank and Bank Austria Creditanstalt. As a result of this designation, Munich Re was required, within a two-year "conformance period" (extended by the Federal Reserve Board by one year to May 21, 2004) to satisfy certain requirements with respect to HypoVereinsbank and Bank Austria Creditanstalt, which may be satisfied by their election to become FHCs, to ensure that these institutions may continue to conduct their U.S. banking and non-banking activities.

To qualify as FHCs, HypoVereinsbank and Bank Austria Creditanstalt will be required to certify and demonstrate to the Federal Reserve Board that each of them is "well capitalized" and "well managed". These standards, as applied to HypoVereinsbank and Bank Austria Creditanstalt, are comparable to the standards that U.S. domestic banking organizations must satisfy to qualify as FHCs. In particular, each of HypoVereinsbank and Bank Austria Creditanstalt will be required to maintain capital equivalent to that of a U.S. bank, including a Tier I (or "core") risk-based capital ratio of at least 6% and a total Tier I capital plus Tier II (or "supplementary") capital ratio of at least 10%. Both HypoVereinsbank and Bank Austria Creditanstalt met these tests as of December 31, 2003. In order to be considered "well managed", each of HypoVereinsbank and Bank Austria Creditanstalt will be required to have received at least a "satisfactory" composite rating of its U.S. banking operations at its most recent assessment, the home country supervisor of each of HypoVereinsbank and Bank Austria Creditanstalt will be required to consent to the FHC elections mentioned above and the management of each of HypoVereinsbank and Bank Austria Creditanstalt will be required to meet standards comparable to those required of a U.S. bank owned by an FHC. HypoVereinsbank believes that both HypoVereinsbank and Bank Austria Creditanstalt meet the "well managed" criteria. If the FHC election of either HypoVereinsbank or Bank Austria Creditanstalt is denied, other alternatives under the BHCA would need to be found for HypoVereinsbank, Bank Austria Creditanstalt and Munich Re to continue to conduct their U.S. activities. Moreover, if, in the future either HypoVereinsbank or Bank Austria were no longer to be well capitalized or well managed, or otherwise failed to meet any of the requirements for FHC status then, depending on which requirement HypoVereinsbank or Bank Austria failed to meet, Munich Re, HypoVereinsbank and Bank Austria Creditanstalt, and those subsidiaries of which they are control persons, may be required to discontinue newly authorized financial activities or terminate its U.S. banking operations. In such event, their ability to undertake acquisitions permitted to FHCs could also be adversely affected.

Pursuant to the BHCA, Munich Re, HypoVereinsbank and Bank Austria Creditanstalt, and those subsidiaries of which they are control persons, are currently restricted from acquiring U.S. companies engaged in non-banking activities unless the Federal Reserve Board determines that those activities are a proper incident to banking, managing or controlling banks, or that another exemption applies. Moreover, prior Federal Reserve System approval is required to engage in new activities and to make non-banking acquisitions in the United States. If the FHC elections are given effect, the aforementioned entities will be permitted to engage in a substantially broader range of non-banking activities in the United States, including insurance, securities, merchant banking and other financial activities, in many cases without prior notice to, or approval from, the Federal Reserve Board or any other U.S. banking regulator. With limited exceptions, the GLB Act does not authorize banks or their affiliates to engage in the United States in commercial activities that are not financial in nature.

Certain provisions of the BHCA governing the acquisition of U.S. banks were not affected by the GLB Act. Accordingly, as was the case prior to enactment of the GLB Act, the Group is required to obtain the prior approval of the Federal Reserve System before directly or indirectly acquiring the ownership or control of more than 5% of any class of voting shares of any U.S. bank or bank holding company. Under the Bank Holding Company Act and regulations issued by the Federal Reserve System, the Group's U.S. banking operations are also restricted from engaging in certain "tying" arrangements involving products and services.

The GLB Act and the regulations issued thereunder contain a number of other provisions that could affect the Group's operations and the operations of all financial institutions. One such provisions relates to the financial privacy of consumers. In addition, the so-called "push-out" provisions of the GLB Act narrow the exclusion of banks (including U.S. branches of foreign banks, such as the New York Branch) from the definitions of "broker" and "dealer" under the Exchange Act. By granting banks a temporary exemption from the definition of the terms "broker" and "dealer" under the Exchange Act, the SEC has extended the date by which banks must bring their activities into compliance with certain of the "push out" provisions related to broker-dealer activities, such that the "dealer" push out provisions took effect as of September 30, 2003. Most recently, the SEC has issued orders deferring the effective date of "broker" push out provisions until November 12, 2004. As a result, it is likely that certain securities activities currently conducted by the U.S. Branches will need to be restructured or transferred to one or more existing or newly formed U.S. registered broker-dealer affiliates.

In addition, under U.S. federal banking laws, state-licensed branches and agencies of foreign banks (such as the New York Branch) may engage only in activities that would be permissible for their federally-chartered or -licensed counterparts, unless the Federal Reserve Board were to determine that additional activity is consistent with sound banking practices. United States federal banking laws also subject state branches and agencies to the same single-borrower lending limits that apply to federal branches or agencies, which generally are the same as the lending limits applicable to national banks. These single-borrower lending limits are based on the capital ratio of the entire foreign bank.

Under the IBA, the Federal Reserve Board may terminate the activities of any U.S. office of a foreign bank if it determines that the foreign bank is not subject to comprehensive supervision on a consolidated basis in its home country (unless the home country is making demonstrable progress toward establishing such supervision), or that there is reasonable cause to believe that such foreign bank or its affiliate has violated the law or engaged in an unsafe or unsound banking practice in the United States and, as a result of such violation or practice, the continued operation of the U.S. office would be inconsistent with the public interest or with the purposes of federal banking laws.

In 2001, the U.S. Congress enacted the USA PATRIOT Act, which imposed significant new record keeping and customer identity requirements, expanded the government's powers to freeze or confiscate assets and increased the available penalties that may be assessed against financial institutions. The USA PATRIOT Act also required the U.S. Treasury Secretary to develop and adopt final regulations that impose anti-money laundering compliance obligations on financial institutions. The U.S. Treasury Secretary delegated this authority to a bureau of the U.S. Treasury Department known as the Financial Crimes Enforcement Network ("FinCEN").

Many of the new anti-money laundering compliance requirements of the USA PATRIOT Act, as implemented by FinCEN, are generally consistent with the anti-money laundering compliance obligations that applied to the U.S. Branches and the U.S. subsidiaries of the Group under Federal Reserve Board regulations before the USA PATRIOT Act was adopted. These include requirements to adopt and implement an anti-money laundering program, report suspicious transactions and implement due diligence procedures for certain correspondent and private banking accounts. Certain other specific requirements under the USA PATRIOT Act, such as procedures relating to correspondent accounts for non-U.S. financial institutions and procedures relating to the verification of customers' identities, involve new compliance obligations. However, FinCEN has not adopted final regulations in all of these areas, and the impact on the Group's U.S. operations will depend on how FinCEN implements these requirements.

Other

In the United States, HypoVereinsbank's principal U.S.-registered broker-dealer subsidiary, HVB Capital Markets, Inc., is regulated by the SEC. Broker-dealers are subject to regulations that cover all aspects of the securities business, including without limitation:

- sales methods;
- trade practices among broker-dealers;
- use and safekeeping of customers' funds and securities;
- capital structure;
- recordkeeping;
- the financing of customers' purchases; and
- the conduct of directors, officers and employees.

In addition, HVB Capital Markets, Inc., is a member of and regulated by the National Association of Securities Dealers and is regulated by the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-regulatory organizations, as well as state securities authorities in the United States having jurisdiction over the Group's U.S. broker-dealer affiliates, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

Regulation and Supervision in Other Jurisdictions

The Group's operations elsewhere in the world are subject to regulation and control by local supervisory authorities, including local central banks and monetary authorities, which supplement the home country supervision exercised by the BaFin.

For branches within the European Economic Area, the primary regulator remains the BaFin pursuant to the "European Passport" as summarized above. HypoVereinsbank's branches outside the European Economic Area operate under two licenses: its German banking license and a license from the host country. Business may be conducted in the host country only to the extent that the German banking license and the host country's license both permit them. Subsidiaries operating outside Germany hold whatever license is required by local law.

As regulated institutions in many jurisdictions, HypoVereinsbank and its direct and indirect subsidiaries are subject to licensing, approval and other requirements both within and outside the European Economic Area. For example, the acquisition of HypoVereinsbank's shares in excess of certain thresholds may, in addition to triggering notification requirements such as those discussed with respect to Germany under "Description of HypoVereinsbank's Share Capital—Notification Requirements", trigger notification or other requirements in jurisdictions where direct or indirect banking subsidiaries of HypoVereinsbank operate. Such acquisition may also trigger other obligations under the terms of those licenses, approvals and other requirements with which a shareholder or HVB Group itself must comply. Potential Investors should consult their own legal advisors regarding the consequences of the accumulation of shares of HypoVereinsbank.

Selected Consolidated Financial Information

The selected consolidated financial data and other data presented below are derived from, and should be read in conjunction with, the HVB Group Financial Statements and the Pro Forma Financial Information, as well as the section "Operating and Financial Review and Prospects", all of which are contained elsewhere in this Offering Circular. The HVB Group Financial Statements as of and for the years ended December 31, 2003 and 2002 (including comparative figures as of and for the year ended December 31, 2001) have been audited by KPMG. To the extent that the Pro Forma Financial Information forms part of the HVB Group Financial Statements, it has been included in KPMG's audit. Pro Forma Financial Information that is not included in the HVB Group Financial Statements is unaudited. See "General Information—Presentation of Financial Information."

The HVB Group Financial Statements were prepared in accordance with IFRS, which differ from German GAAP in certain significant respects. For a discussion of certain significant differences between IFRS and German GAAP relevant to the HVB Group Financial Statements, see the section "Exempting Consolidated Financial Statements in Accordance with IFRS" in the Notes to the 2003 HVB Group Financial Statements.

Income Statement Data

	Year ended December 31,			
	2003	2002[1] *(pro forma)*	2002 *(actual)*	2001[2]
		audited (€ in millions)		
Net interest income	5,881	5,936	6,649	7,331
Provisions for losses on loans and advances	2,313	3,292	3,797	2,074
Net interest income after provisions for losses on loans and advances	3,568	2,644	2,852	5,257
Net commission income	2,795	2,672	2,684	2,877
Trading profit	820	787	787	592
General administrative expenses	6,371	6,896	7,076	7,716
Other operating income	939	532	487	1,036
Other operating expenses	319	352	372	551
Operating profit (loss)	1,432	(613)	(638)	1,495
Net income from investments	(1,806)	587	649	530
Amortization of goodwill	1,134	395	395	321
Additions to restructuring provisions	—	283	286	19
Balance of other income and expenses	(638)	(149)	(151)	(136)
Profit (loss) from ordinary activities	(2,146)	(853)	(821)	1,549
Balance of extraordinary income and expenses	—	—	—	—
Net income (loss) before taxes	(2,146)	(853)	(821)	1,549
Income taxes	296	(3)	37	582
Net income (loss)	(2,442)	(850)	(858)	967
Minority interest in net income (loss)	(197)	41	29	(29)
Net income (loss) adjusted for minority interest	(2,639)	(809)	(829)	938

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

(2) The 2001 income statement data has been restated to the extent necessary to make such data comparable to the 2002 income statement data, which reflect the first-time breakout of "additions to restructuring provisions" from "general administrative expenses" as a separate line item. See "Operating and Financial Review and Prospects—Introduction—Changes in Accounting Policies; Restatements."

Balance Sheet Data

	As of December 31,			
	2003	2002[1] *(pro forma)*	2002 *(actual)*	2001[2]
	audited, except as indicated otherwise (€ in Millions)			
Assets				
Cash reserve[3]	5,708	5,259	5,373	8,036
Assets held for trading purposes[4]	80,462	85,252	85,252	69,210
Placements with, and loans and advances to, other banks[5]	52,842	57,552	73,867	89,499
Loans and advances to customers[6]	283,525	314,854	409,938	431,060
Allowances for losses on loans and advances	(11,361)	(12,206)	(13,716)	(12,471)
Investments	53,000	65,807	101,998	114,493
Property, plant and equipment	3,001	3,331	3,473	4,324
Intangible assets	2,721	3,746	3,816	4,046
Other assets	9,557	12,220	21,156	20,354
Total assets	479,455	535,815	691,157	728,551
Liabilities and Shareholders' Equity				
Deposits from other banks	112,964	136,419	143,361	134,624
Amounts owed to other depositors	140,312	147,096	154,922	171,662
Promissory notes and other liabilities evidenced by paper	122,728	147,523	271,561	310,709
Liabilities held for trading purposes[7]	55,233	51,479	51,479	29,150
Provisions[8]	6,847	8,830	10,931	9,871
Other liabilities[9]	9,400	11,973	21,549	20,888
Subordinated capital	19,183	20,564	22,311	23,487
Minority interest	2,476	678	813	3,050
Shareholders' equity	10,312	11,253	14,230	25,110
Total shareholders' equity and liabilities	479,455	535,815	691,157	728,551
Average Assets and Shareholders' Equity				
Average risk assets (BIS)[10]	241,103[11]	272,573[11]	321,448[11]	332,564[11]
Average volume of business[11]	426,816[11]	483,693[11]	640,459[11]	648,069[11]
Average shareholders' equity excluding change in valuation of financial instruments[13]	13,410	14,881	18,849	19,218
Core Capital and Total Risk-Weighted Assets (BIS)				
Core capital (Tier I) (BIS)	14,365	14,601	19,126	21,734
Total risk-weighted assets (BIS)	241,794	285,593	340,620	365,113

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction." The 2002 HVB Group (pro forma) balance sheet data has been restated to reflect the additional shareholders' equity contributed to Hypo Group in excess of the amounts shown in the 2002 HVB Group Financial Statements and the fact that contrary to the assumptions underlying the 2002 HVB Group Financial Statements, the transfer of certain loan portfolios to Hypo Real Estate Group in connection with the spin-off was executed in synthetic rather than physical form, see "Pro Forma Financial Information—Introduction".

(2) The 2001 balance sheet data has been restated to the extent necessary to make such data comparable to the 2002 balance sheet data, which reflect first-time reclassifications of a limited number of items in the balance sheet. See "Operating and Financial Review and Prospects—Introduction—Changes in Accounting Policies; Restatements."

(3) Includes cash and cash equivalents.

(4) Includes securities held for trading purposes. Also includes positive market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale securities.

(5) Includes cash investments and other placements, loans and advances.

(6) Includes cash investments and other placements, loans and advances.

(7) Includes negative market values arising from derivative financial instruments. Also includes warrants and certificates issued by the Group's trading department.

(8) Includes provisions for pensions and similar obligations, as well as provisions for tax obligations.

(9) Includes negative market values arising from derivatives used to hedge market rate risk.

(10) Average risk assets (BIS) minus average off-balance sheet assets (excluding counterparty risk). Averages are the arithmetic means as of the end of each quarter of the fiscal period and as of the end of the previous fiscal period.

(11) Unaudited.

(12) Average total assets minus average total assets held for trading purposes. Averages are the arithmetic means as of the end of each quarter of the fiscal period and as of the end of the previous fiscal period.

(13) Averages of the shareholders' equity are the arithmetic means as of the end of each month of the fiscal period and as of the end of the fiscal year in which the fiscal period falls. Shareholders' equity comprises subscribed capital, additional paid-in capital, retained earnings and the reserve arising from currency and other changes.

Selected Ratios

	As of December 31,			
	2003	2002[1] (pro forma)	2002 (actual)	2001
	audited (in %)			
Return on equity (excluding change in valuation of financial instruments) after tax[2]	(19.7)	(5.4)	(4.4)	4.9
Return on equity (excluding change in valuation of financial instruments) after tax (excluding amortization of goodwill)[3]	(11.2)	(2.8)	(2.3)	6.5
Cost-income ratio (based on earnings from ordinary activities)[4]	97.4	73.9	70.4	68.0
Cost-income ratio (based on operating revenues)[5]	63.0	72.0	69.1	68.4
Ratio of net commission income to total operating revenues[6]	27.6	27.9	26.2	25.5
Interest margin (based on average risk assets (BIS))[7]	2.44	2.18	2.07	2.20
Interest margin (based on average volume of business)[8]	1.38	1.23	1.04	1.13
Provisions for losses on loans and advances, as a percentage of net interest income	39.3	55.5	57.1	28.3
BIS core capital ratio, (Tier I)	5.9	5.1	5.6	6.0

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

(2) Net income (loss), adjusted for minority interest, as a percentage of average shareholders' equity (excluding change in valuation of financial instruments).

(3) Net income (loss), adjusted for minority interest, excluding amortization of goodwill as a percentage of average shareholders' equity (excluding change in valuation of financial instruments).

(4) General administrative expenses as a percentage of total earnings from ordinary activities (net interest income, net commission income, trading profit, balance of other operating income and expenses, net income from investments, amortization of goodwill, additions to restructuring provisions and balance of other income and expenses).

(5) General administrative expenses as a percentage of total operating revenues (net interest income, net commission income, trading profit and balance of other operating income and expenses).

(6) Net commission income as a percentage of total operating revenues (net interest income, net commission income, trading profit and balance of other operating income and expenses).

(7) Net interest income as a percentage of average risk assets excluding average off-balance-sheet assets.

(8) Net interest income as a percentage of average volume of business (total assets excluding assets held for trading purposes).

Pro Forma Financial Information

Introduction

The pro forma financial information set forth below as of and for the year ended December 31, 2002 has been prepared under IFRS and reflects the adjustment of the historical results for that period, also prepared in accordance with IFRS, to give effect to (i) the September 2003 spin-off of substantial portions of HVB Group's commercial real estate financing business to Hypo Real Estate Group and (ii) the related transfers of non-German commercial real estate loan portfolios of HypoVereinsbank (including the cross-border commercial real estate loan portfolios booked by HypoVereinsbank, but excluding HVB Group's U.S. commercial real estate loan portfolio (the "U.S. Loan Portfolio") described below) to Hypo Real Estate Group as if the spin-off and the related transfers of the loan portfolios had occurred on January 1, 2002. No such adjustment was required with respect to the historical results as of and for the year ended December 31, 2003, since both the spin-off and the related transfers of non-German commercial real estate loan portfolios occurred with retrospective effect as of January 1, 2003 for accounting purposes. HVB Group reported the commercial real estate financing activities that were spun off and the commercial real estate loan portfolios that were transferred as a discontinuing operation under the name "Hypo Group" in its 2002 HVB Group Financial Statements (and the 2001 comparative figures). In the HVB Group Financial Statements for fiscal years 2003 and 2002, HVB Group excluding the spun-off (2003) or discontinuing (2002 and 2001 comparative figures) operations of Hypo Group is reported as "New HVB Group". In this Offering Circular, such pro forma data is also referred to as "pro-forma", "HVB Group (pro forma)" or "New HVB Group (pro forma)." In the 2003 HVB Group Financial Statements, HVB Group including Hypo Group, *i.e.*, prior to the spin-off, is sometimes referred to as "Old HVB Group". The pro forma information set forth in the tables below has been derived from the 2003 HVB Group Financial Statements and has therefore been audited, except as otherwise indicated.

Certain developments that were related to the spin-off and occurred in 2003 described below were not yet reflected in the 2002 pro forma financial information included in the 2002 HVB Group Financial Statements. As indicated below, with respect to some of these developments, the 2002 pro forma financial information has been restated in the 2003 HVB Group Financial Statements to facilitate a comparison of the years 2003 and 2002.

In line with the transaction structure for the spin-off, HVB Group has determined Hypo Group's shareholders' equity as of December 31, 2002 by deducting Hypo Group's carrying amount of liabilities (based on the book values as of December 31, 2002) from Hypo Group's carrying amount of assets (based on the book values as of December 31, 2002). In 2003, HypoVereinsbank contributed additional shareholders' equity in the amount of approximately € 3.0 billion to the Hypo Group prior to the spin-off. The transfers of non-German commercial real estate loan portfolios described above were executed in part as physical ("true sale") transfers (€ 2,683 million of lending volume as of September 25, 2003) and in part as synthetic transfers (€ 5,498 million of lending volume as of September 25, 2003). The 2002 pro forma balance sheet information included in the 2002 HVB Group Financial Statements was based on the assumption that all portfolios concerned would be transferred in physical form. To facilitate a comparison for the years 2003 and 2002, HVB Group has restated the 2002 balance sheet information for HVB Group (pro forma) and Hypo Group with respect to the balance sheet effects of the contribution of additional shareholders' equity to Hypo Group and the execution of part of the portfolio transfers in synthetic form. The pro forma balance sheet information set forth below reflects this restatement.

The 2002 pro forma financial information set forth below does not reflect the 2003 sale of HVB Group's U.S. Loan Portfolio to Hypo Real Estate Group. The sale of the U.S. Loan Portfolio, which had a lending volume of approximately USD 3.96 billion and further lending commitments of approximately USD 1.27 billion as of November 25, 2003, was completed in November 2003. See "Relationships and Transactions with Major Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationship with Hypo Real Estate Group—Portfolio Transfers Between HVB Group and Hypo Real Estate Group—U.S. Loan Portfolio."

The 2002 pro forma income statement information set forth below does not reflect € 460 million of other expenses incurred in 2003 with respect to HypoVereinsbank's indemnification obligation of up to € 460 million against a 2003 net loss incurred by Hypo Real Estate Bank AG ("Hypo Real Estate Bank", formerly HVB Real Estate Bank AG), and Westfälische Hypothekenbank AG which was merged into Hypo Real Estate Bank in November 2003 as a result of specific loan loss provisions made in respect of loans extended prior to January 1, 2003. HypoVereinsbank expects Hypo Real Estate Bank to draw the full amount under the indemnity for fiscal year 2003. See "Relationships and Transactions with Major Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationships with Hypo Real Estate Group—HypoVereinsbank's Indemnification Obligation in respect of Hypo Real Estate Bank AG's Problem Loan Portfolio."

In July 2003, Bank Austria Creditanstalt issued approximately 33 million new ordinary shares against payment of € 958 million in gross proceeds as part of Bank Austria Creditanstalt's public offering in Austria and the listing of its share capital on the Vienna Stock Exchange (followed by a secondary listing on the Warsaw Stock Exchange in October 2003.) Following this transaction, HVB Group's holding in the share capital of Bank Austria Creditanstalt was 77.5% and Bank Austria Creditanstalt will accordingly continue to be consolidated into HVB Group. However, HypoVereinsbank's sale of a 22.5% minority interest in Bank Austria Creditanstalt does affect HVB Group's minority interest in net income (loss) in the income statement and minority interest in the balance sheet. For the year ended December 31, 2003, HVB Group's minority interest in net income/loss was minus € 197 million, including minus € 118 million relating to the 22.5% stake in Bank Austria Creditanstalt floated in July 2003. HVB Group's minority interests totalled € 2,476 million as of December 31, 2003, including € 1,006 million relating to the 22.5% stake in Bank Austria Creditanstalt floated in July 2003. On a pro forma basis, as if a 22.5% stake in Bank Austria Creditanstalt had been floated as of January 1, 2002, HVB Group's minority interest in net loss for the year ended December 31, 2002 would have been reduced by € 114 million, resulting in a minority interest in net loss of minus € 85 million. This pro forma assumption is not reflected in the pro forma financial information set forth below. The assumption that a 22.5% stake in Bank Austria Creditanstalt had been floated as of January 1, 2003 (rather than in July 2003), would not change HVB Group's minority interest in net loss for the year ended December 31, 2003, since the new shares floated in the initial public offering carried dividend rights as of January 1, 2003 and, thus, the contribution of Bank Austria Creditanstalt and its consolidated subsidiaries ("BA-CA Group") to HVB Group's net result was attributed to the new Bank Austria Creditanstalt shares as of January 1, 2003.

The pro forma financial information set forth below should be read in conjunction with the HVB Group Financial Statements and the notes thereto, all of which are contained elsewhere in this Offering Circular. The pro forma adjustments are based on available information and upon certain assumptions that management believes are reasonable.

The pro forma financial information set forth below is audited (except as indicated otherwise) and is not necessarily indicative of what the results of operations or financial condition of HVB Group, HVB Group (pro forma) or the Hypo Group would have been had the transactions reflected therein actually been consummated on the dates assumed, nor are they intended to project the results of operations or financial condition of HVB Group, HVB Group (pro forma) or the Hypo Group for any future period or as of any future date.

Pro Forma Income Statement for Year Ended December 31, 2002

	HVB Group *(actual)*	Hypo Group *(discontinuing operation, pro forma)*	Consolidation	New HVB Group *(pro forma)*
		audited (€ in millions)		
Net interest income	6,649	736	(23)	5,936
Provisions for losses on loans and advances	3,797	505	—	3,292
Net interest income after provisions for losses on loans and advances	2,852	231	(23)	2,644
Net commission income	2,684	12	—	2,672
Trading profit	787	—	—	787
General administrative expenses	7,076	254	(74)	6,896
Balance of other operating income and expenses	115	14	(79)	180
Operating profit (loss)	(638)	3	(28)	(613)
Net income from investments	649	62	—	587
Amortization of goodwill	395	—	—	395
Additions to restructuring provisions	286	3	—	283
Balance of other income and expenses	(151)	(2)	—	(149)
Profit (loss) from ordinary activities/net income (loss) before taxes	(821)	60	(28)	(853)
Taxes on income	37	40	—	(3)
Net income (loss)	(858)	20	(28)	(850)
Return on equity after tax[1]	(4.4)	—	—	(5.4)
Return on equity after tax (excluding amortization of goodwill)[2]	(2.3)	—	—	(2.8)
Cost-income ratio (based on earnings from ordinary activities)[3]	70.4	31.0	—	73.9
Cost-income ratio (based on operating revenues)[4]	69.1	33.3	—	72.0
Ratio of net commission income to operating revenues[5]	26.2	1.6	—	27.9
Interest margin (based on average risk assets (BIS)[6]	2.07	—	—	2.18
Interest margin (based on average volume of business)[7]	1.04	—	—	1.23
Provisions for losses on loans and advances, as a percentage of net interest income	57.1	68.6	—	55.5

(1) Net income (loss), adjusted for minority interests, as a percentage of average shareholders' equity (excluding change in valuation of financial instruments).

(2) Net income (loss), adjusted for minority interests, excluding amortization of goodwill as a percentage of average shareholders' equity (excluding change in valuation of financial instruments).

(3) General administrative expenses as a percentage of total earnings from ordinary activities (net interest income, net commission income, trading profit, balance of other operating income and expenses, net income from investments, amortization of goodwill, additions to restructuring provisions and balance of other income and expenses).

(4) General administrative expenses as a percentage of total operating revenues (net interest income, net commission income, trading profit and balance of other operating income and expenses).

(5) Net commission income as a percentage of total operating revenues (net interest income, net commission income, trading profit and balance of other operating income and expenses).

(6) Net interest income as a percentage of average risk assets excluding off-balance-sheet assets.

(7) Net interest income as a percentage of average volume of business (total assets excluding assets held for trading purposes). Data for Hypo Group is not available.

Pro Forma Balance Sheet as of December 31, 2002

	HVB Group (actual)	Hypo Group (discontinuing operation, pro forma)[1]	Changes in assumptions/ consolidation[1]	New HVB Group (pro forma)[1]
	audited, except as indicated otherwise (€ in millions)			
Assets				
Cash reserve[2]	5,373	114	—	5,259
Assets held for trading purposes[3]	85,252	—	—	85,252
Placements with, and loans and advances to, other banks(4)	73,867	29,469	(13,154)	57,552
Loans and advances to customers[5]	409,938	101,359	(6,275)	314,854
Allowances for losses on loans and advances	(13,716)	(1,510)	0	(12,206)
Investments	101,998	39,024	(2,833)	65,807
Property, plant and equipment	3,473	142	0	3,331
Intangible assets	3,816	53	17	3,746
Other assets	21,156	8,853	83	12,220
Total assets	691,157	177,504	(22,162)	535,815
Liabilities and Shareholders' Equity				
Deposits from other banks	143,361	21,550	(14,608)	136,419
Amounts owed to other depositors	154,922	10,216	(2,390)	147,096
Promissory notes and other liabilities evidenced by paper	271,561	131,103	(7,065)	147,523
Liabilities held for trading purposes[6]	51,479	—	—	51,479
Provisions[7]	10,931	2,101	—	8,830
Other liabilities[8]	21,549	10,441	(865)	11,973
Subordinated capital	22,311	1,954	(207)	20,564
Minority interest	813	149	(14)	678
Shareholders' equity	14,230	(10)	2,987	11,253
Subscribed capital	1,609	—	—	1,609
Additional paid-in capital	13,112	706	382	12,024
Retained earnings	2,882	277	2,605	—
Reserve arising from currency and other changes	—	—	—	—
Change in valuation of financial instruments	(3,373)	(993)	—	(2,380)
AfS reserve	(1,319)	212	—	(1,531)
Hedge reserve	(2,054)	(1,205)	—	(849)
Consolidated profit	—	—	—	—
Total shareholders' equity and liabilities	691,157	177,504	(22,162)	535,815

Average Assets and Shareholders' Equity

Average risk assets (BIS)[10]	321,448[9]	—	—	272,573[9]
Average volume of business[11]	640,459[9]	—	—	483,693[9]
Average shareholders' equity excluding change in valuation of financial instruments[12]	18,849	—	—	14,881

(1) The 2002 Hypo Group and HVB Group (pro forma) balance sheet data has been restated to reflect the additional shareholders' equity contributed to Hypo Group in excess of the amounts shown in the 2002 HVB Group Financial Statements and the fact that contrary to the assumptions underlying the 2002 HVB Group Financial Statements, the transfer of certain loan portfolios to Hypo Real Estate Group in connection with the spin-off was executed in synthetic rather than physical form. See "—Introduction." The effects of these changes in assumptions, as well as the consolidation effects between Hypo Group and HVB Group (pro forma) are reflected in the "Changes in assumptions/consolidation" column.

(2) Includes cash and cash equivalents.

(3) Includes securities held for trading purposes. Also includes positive market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale securities.

(4) Includes cash investments and other placements, loans and advances.

(5) Includes cash investments and other loans and advances.

(6) Includes negative market values arising from derivative financial instruments. Also includes warrants and certificates issued by the Group's trading department.

(7) Includes provisions for pensions and similar obligations, as well as provisions for tax obligations.

(8) Includes negative market values arising from derivatives used to hedge market rate risk.

(9) Unaudited.

(10) Average risk assets (BIS) minus average off-balance sheet assets (excluding counterparty risk). Averages are the arithmetic means as of the end of each quarter of the fiscal period and as of the end of the previous fiscal period.

(11) Average total assets minus average total assets held for trading purposes. Averages are the arithmetic means as of the end of each quarter of the fiscal period and as of the end of the previous fiscal period.

(12) Shareholders' equity averages are the arithmetic means as of the end of each month of the fiscal period and as of the end of the fiscal year in which the fiscal period falls. Shareholders' equity comprises subscribed capital, additional paid-in capital, retained earnings and the reserve arising from currency and other changes.

Operating and Financial Review and Prospects

The following discussion and analysis is based on, and should be read in conjunction with, the HVB Group Financial Statements as of and for each of the years ended December 31, 2003 and 2002 (as well as comparative figures for the year ended December 31, 2001) and the Pro Forma Financial Information as of and for the year ended December 31, 2002, all of which are included elsewhere in this Offering Circular. The HVB Group Financial Statements have been prepared in accordance with IFRS. The HVB Group Financial Statements have been audited by KPMG. See "Selected Consolidated Financial Information", "Pro Forma Financial Information" and "General Information on HypoVereinsbank—Auditors."

IFRS differ in certain respects from German GAAP. For a discussion of certain significant differences between IFRS and German GAAP relevant to the HVB Group Financial Statements, see the section "Exempting Consolidated Financial Statements in Accordance with IFRS" in the Notes to the 2003 HVB Group Consolidated Financial Statements.

Introduction

Overview

HVB Group is one of Europe's leading providers of banking and financial services. Based on consolidated assets as at December 31, 2003, HVB Group is the second largest bank in Germany. HVB Group's current structure is primarily the result of

- the merger of Vereinsbank and its subsidiaries and HYPO-Bank and its subsidiaries in 1998;
- the integration of BA-CA Group into HVB Group, which involved as a first step the transfer of the business operations of the former Bank Austria to a new company (Bank Austria AG), following which former Bank Austria only continued to exist as a holding company ("BA Holding AG") which held the shares in Bank Austria AG. At the beginning of December 2000, the shares of Bank Austria AG were contributed to HypoVereinsbank as a contribution-in-kind against the issuance of 114 million new HypoVereinsbank shares from a capital increase. At the beginning of February 2001, BA Holding AG was merged into Bank Austria AG by way of a downstream merger. BA Holding AG shareholders exchanged their shares for new HypoVereinsbank shares at a ratio of 1:1. As a result thereof, the former Bank Austria shareholders became direct shareholders of HypoVereinsbank;
- the reduction of HypoVereinsbank's stake in Bank Austria Creditanstalt to approximately 77.5% through the sale of approximately 33 million newly issued ordinary bearer shares in an initial public offering in Austria and private placements outside Austria in July 2003;
- the transfer of a large portion of HVB Group's commercial real estate financing activities to Hypo Real Estate Holding by way of a spin-off and several individual portfolio transfers in the second half of 2003.

HVB Group offers a comprehensive range of banking and financial products and services to a broad range of customer groups in the retail, corporate and public sectors. The range of products and services offered by HVB Group includes mortgage loans, consumer banking services, business loans, foreign trade finance, corporate finance, investment products and advisory services, securities underwriting, brokerage and trading, and asset management. As a so-called mixed mortgage bank, HypoVereinsbank is allowed to engage in commercial banking as well as mortgage banking activities, including the issuance of *Pfandbriefe* for the purpose of refinancing its mortgage and public sector loans.

HVB Group's core markets are Germany, Austria and Central and Eastern Europe. In Austria, HVB Group offers a full range of financial and banking products and services to retail and corporate customers through Bank Austria Creditanstalt, Austria's largest bank based on consolidated assets as at December 31, 2003. In Central and Eastern Europe, HVB Group has a presence in 16 countries and is focused on further growth. In Poland, the Group offers retail and corporate customers banking and real estate financing services through Bank BPH, the third largest Polish bank based on consolidated assets as at December 31, 2003. HVB Group also offers selected corporate banking services and capital markets products through branches outside its European core markets.

HVB Group's business activities are organized in three business segments, i.e., Germany, Austria & Central and Eastern Europe ("Austria/CEE") and Corporates & Markets, and a Real Estate Workout segment. The Group's Germany business segment comprises the full range of banking products and services, including asset management products and services and real estate lending, for private customers, professionals and companies (other than large German or international companies that require significant capital markets services) in Germany, except for capital-markets oriented products and services. The Group's Austria/CEE business segment comprises the full range of banking products and services, including asset management products and services and real estate lending, for retail and corporate customers in Austria, except for capital-markets oriented products and services. In Central and Eastern Europe, the scope of services offered through the Austria/CEE business segment is different in the various markets, ranging from comprehensive corporate and retail banking products and services in certain markets to a limited offer of selected corporate banking services in other markets. HVB Group's Corporates & Markets business segment comprises the Group's capital markets-oriented business activities in Germany, Austria and elsewhere in the world, primarily for its large corporate and institutional customers. HVB Group's Real Estate Workout segment comprises the Group's restructuring and liquidation activities with respect to problem loans in the commercial real estate financing business, and to a significantly lesser extent, non-strategic real estate assets, which were separated from the Group's other business in 1999 following the completion of the merger of Vereinsbank and HYPO-Bank. With respect to HVB Group's total operating revenues of € 10,116 million and operating profit of € 1,432 million, in 2003 HVB Group's Germany business segment accounted for 46.2% of the Group's operating revenues and 19.4% of its operating profits, the Group's Austria/CEE business segment accounted for 31.6% of the Group's operating revenues and 31.6% of the Group's operating profit and the Group's Corporates & Markets business segment accounted for 24.4% of the Group's operating revenues and 73.3% of the Group's operating profits. HVB Group's Real Estate Workout segment contributed negative operating revenues in the amount of € 15 million and an operating loss in the amount of € 86 million in 2003.

The income of HVB Group mainly comprises:

- interest and similar income from lending and money market transactions, fixed income and other securities not held in HVB Group's trading portfolio;
- fee and commission income from securities and custodial services (including asset management services), foreign trade, money transfer and lending operations and sales of insurance products;
- gains on the sale of fixed income securities, equity securities and derivatives instruments held in HVB Group's trading portfolio including interest and dividend income on such securities and instruments, as well as gains on the sale of currencies held for trading purposes;
- other operating income that is generated in the ordinary course of business and cannot be allocated to any other category of the Group's income, such as income arising from the release of provisions unrelated to HVB Group's lending business, as well as gains on the realization of fixed assets, intangible assets and other assets;
- gains on the sale of available-for-sale financial assets (("AfS") financial instruments), as well as gains resulting from the reversal of impairment losses with respect to AfS financial instruments and held-to-maturity ("HtM") financial instruments.

The expenses of HVB Group mainly comprise:

- interest expenses and similar charges for deposits, promissory notes and subordinated capital;
- provisions for losses on loans and advances;
- fee and commission expenses for securities services (including asset management services), foreign trade, money transfer and lending operations and sales of insurance products;
- losses on the sale of fixed income securities, equity securities and derivatives instruments held in HVB Group's trading portfolio including funding costs and commission expenses relating to such securities and instruments, as well as losses on the sale of currencies held for trading purposes;
- administrative expenses, including personnel expenses (such as wages and salaries, social security costs, pensions and other employee benefit costs), other administrative expenses and depreciation and amortization on property, plant and equipment and intangible assets (other than goodwill);
- other operating expenses that are incurred in the ordinary course of business and cannot be allocated to any other category of the Group's operating expenses, such as expenses from additions to provisions unrelated to HVB Group's lending business, as well as losses on the realization of fixed assets, intangible assets and other assets;
- losses on the sale of AfS financial instruments, as well as losses resulting from an impairment of AfS and HtM financial instruments;
- amortization of goodwill;
- additions to restructuring provisions;
- other expenses, such as taxes and charges other than income taxes, as well as expenses resulting from assumptions of losses;
- income taxes.

Key Drivers

HypoVereinsbank believes that the following factors were (and continue to be) the principal drivers for the development of HVB Group's business, its results of operations and its financial condition over the past three years and throughout 2004 to date.

Economic and Business Environment

HVB Group's operations and earnings are affected by social, political and economic developments and conditions, particularly in HVB Group's core markets, i.e., Germany, Austria and Central and Eastern Europe, and in other countries in the European Union, other parts of Europe, other countries in which HVB Group operates. In addition, HVB Group is subject to general international economic conditions, the development of the international financial markets, international political events, interest rate levels and volatility, currency exchange rates and volatility, regulatory developments in the countries in which HVB Group operates or does business and general competitive factors in the banking industry.

Throughout the first half of 2003, economic conditions in the Group's principal markets continued the deterioration that began in 2000 and continued through 2001 and 2002. The second half of 2003 showed a very modest upswing in most European economies and substantial growth in the U.S. Renewed declines of the stock markets, coupled with ongoing structural weaknesses, prevented a broad-based upturn. The approximately 0.5% growth posted by the economies in the Euro-zone in 2003 and the 0.9% growth posted in 2002 also lagged far behind the long-term trend. The danger of recession was very real at times, and, by common definition, Germany entered into a recession at the end of 2002. The following macro-economic data illustrates the state of the economy in HVB Group's core markets, i.e., Germany, Austria and Central and Eastern Europe, since 2001 and the resulting impact on HVB Group's business:

- The German economy declined 0.1% in 2003 after marginal growth of 0.2% in 2002 and 0.8% in 2001, slower than the Euro-zone average for the eleventh year in a row. Gross domestic product growth in Austria also remained well below historical trends in 2003 and 2002, totaling 1.0% in each of 2003 and 2002 after 0.7% in 2001. Overall, the economies of Central and Eastern Europe proved robust again in 2003 and in 2002, driven primarily by strong domestic demand. Weighted average gross domestic product growth in the eight Central and Eastern European countries that are EU membership candidates, i.e., Poland, the Czech Republic, Slovakia, Hungary, Slovenia, Estonia, Latvia and Lithuania (the "Accession Countries"), was 3.6% in 2003 and 2.5% in 2002 and 2.4% in 2001. With a gross domestic product growth of 3.7% in 2003, the Polish economy supported the general trend in the region, reflecting strong sights of recovery after low growth rates of 1.4% in 2002 and 1.0% in 2001.

- German inflation averaged 1.0% in 2003 and 1.3% in 2002 after averaging 2.0% in 2001. Austria's inflation rate declined to 1.3% in 2003 from 1.7% in 2002 and 2.7% in 2001. The weighted average inflation rate in the Accession Countries was 2.2% in 2003 after 2.8% in 2002 and 6.0% in 2001. In Poland, the inflation rate was 0.8% in 2003, 1.9% in 2002 and 5.5% in 2001.

- Unemployment in Germany continued to rise, with approximately 4.32 million people out of work as of December 31, 2003, as compared to approximately 4.23 million people at year-end 2002, thus increasing the number of unemployed by approximately 90,000. Between year-end 2001 and year-end 2002 the number of people out of work had increased by approximately 260,000 from approximately 3.96 million people at year-end 2001 to approximately 4.23 million. Based thereon, the unemployment rate was 10.5% in 2003, 9.8% in 2002 and 9.4% in 2001. Austria's unemployment rate was 4.4% in 2003 after 4.3% in 2002, up from 3.6% in 2001. It nonetheless was well below the average unemployment rate in the EU member states of 8.0% in 2003, 7.7% in 2002 and 7.4% in 2001. The methods for the calculation of unemployment rates are not fully consistent in Germany, Austria and throughout the EU. Therefore, the figures may not be fully comparable across Germany, Austria and the EU.

- The number of insolvencies of German companies increased from approximately 32,000 in 2001 to more than approximately 37,000 in 2002 and to more than approximately 40,000 in 2003. The large number of insolvencies among HVB Group's customers, especially several large insolvencies as well as a large number of insolvencies among German mid-sized companies, together with the deterioration of the macro-economic environment in general, contributed considerably to an increase of the Group's provisions for losses on loans and advances by 83.1% from € 2,074 million in 2001 to € 3,797 million in 2002, including a € 270 million one-off lump-sum general loan loss provision due to a change in risk provisioning parameters triggered by the unfavorable economic environment. The significant increase in loan loss provisions had a material adverse effect on HVB Group's operating results in 2002, see "—Year Ended December 31, 2002 Compared with Year Ended December 31, 2001—Results of Operations—Provisions for Losses on Loans and Advances." The magnitude of the increase in loan loss provisions was not least due to HVB Group's total lending volume of € 487,933 million as of December 31, 2002. Based on internal calculations and information provided by an international investment bank, HypoVereinsbank believes that as of December 31, 2002 HVB Group's lending volume was the largest of all European banks based on gross customer exposure. (Source: Estimate of HypoVereinsbank based on information provided by an international investment bank.) With a total amount of € 2,313 million for 2003, provisions for losses on loans and advances decreased by € 979 million, or 29.7%, compared with 2002 (pro forma), reflecting primarily the fact that HVB Group was not affected by large insolvencies of borrowers in 2003 as it was in 2002.

- Since October 2001, the key interest rates in the European Monetary Union have been cut on numerous occasions to their current historically low levels. The ECB interest rate for main refinancing operations in effect as of December 31, 2003 was 2.00%, as compared to 2.75% as of December 31, 2002 and 3.25% as of December 31, 2001. In 2001 and 2002, the generally low levels of interest rates, together with the widening funding spreads for HVB Group resulting from the downgrading of HypoVereinsbank's ratings by Moody's, S&P and Fitch in 2002, led to a decrease of HVB Group's net interest margins over the past two-and-a-half years. In the second half of 2003, despite low levels of interest rates, narrowing funding spreads led to a slight increase of the net interest margin.

- Stock markets in Germany, the other EU countries and the U.S. declined nearly continuously between year-end 2000 and year-end 2002. Despite a significant decline in the first quarter of 2003, stock markets in Germany, the EU countries and the U.S. showed a clear upswing between year-end 2002 and year-end 2003. As a result, the closing levels of various German, Western European and U.S. stock market indices at year-end 2003 were considerably higher than at year-end 2002. However, the stock prices of HVB Group's holdings in exchange-listed companies, primarily Allianz AG ("Allianz"), Münchener Rückversicherungsgesellschaft AG ("Münchener Rück") and ERGO Versicherungsgruppe AG ("ERGO"), were still significantly below their carrying amount per share as of December 31, 2003. In light of HypoVereinsbank's expection that the share prices of these holdings would not recover to the level of their carrying amounts in the near future – especially with respect to the planned or, in the case of Allianz, agreed reduction of these holdings, – HVB Group recognized an impairment loss in the amount of € 1,825 million on these holdings in 2003 (see "—Significant Accounting Policies—IAS 39"). In addition, in 2003 HVB Group also recognized non-scheduled amortization in the amount of € 800 million on the goodwill recorded for Bank Austria Creditanstalt. HypoVereinsbank determined the amount of the reduction in book value based on a valuation of Bank Austria Creditanstalt using the discounted cash flow method and taking into account the strategic importance and expected future sustainable profits of Bank Austria Creditanstalt (see "—Significant Accounting Policies—Non-scheduled Amortization of Assets, Including Goodwill, not Subject to IAS 39" and "Risk Factors—Risks Relating to HVB Group's Business—A Resumed Decline of the Stock Markets or a Change in the Assumptions Underlying HVB Group's Valuation of Long-term Assets May Require Further Significant Impairment Charges"). The decline in value of HVB Group's investment portfolio had a significant adverse effect on HypoVereinsbank's share price in 2001, 2002 and the first half of 2003, as well as on HypoVereinsbank's credit ratings and therefore (indirectly) on HVB Group's widening funding spreads in this period.

- In addition, weak conditions in the international capital markets in 2002 and part of 2003 adversely affected parts of HVB Group's commission-based business, as customers engaged in fewer and smaller securities transactions and commissions in the asset management business based on value or on portfolio appreciation declined. As a result thereof, HVB Group's net commission income from securities and custodial services declined 13.7% from 2001 to 2002. Net commission income of HVB Group (pro forma) increased by € 123 million, or 4.6% in 2003, compared with 2002. This increase resulted in no small part from the recovery of the international capital markets in the second half of 2003. HVB Group's trading profit increased in 2002 and 2003, mostly due to the favorable interest rate environment. See "—Other Key Factors—Trading Profit."

- Germany's public-sector deficit deteriorated from 2.8% of gross domestic product in 2001 to 3.5% in 2002 and further to 3.9% in 2003. The public sector deficit in Austria was 1.0% of gross domestic product in 2003 after 0.2% in 2002 and a surplus of 0.3% in 2001.

Changes in the Banking Industry and Competitive Environment

The commercial banking industry in each of Germany, Austria and Poland is very competitive, in particular in the retail sector, as a result of excess capacity. HVB Group's main competitors are other commercial banks, savings banks, other public sector banks, investment banking firms, investment advisors, mutual funds and hedge funds.

The German banking sector in particular continues to display a high degree of fragmentation and significant overcapacity. The generally unfavorable economic conditions of recent years have intensified the difficulties of

German institutions to earn adequate returns. The dramatic rise in corporate bankruptcies in 2002 has led to a sharp increase in the additions to allowances for losses on loans and advances for many German banks, including HVB Group. Despite a further slight increase of the number of insolvencies, net addition rates decreased in 2003, but remained at historically high levels. In terms of profitability and efficiency, the German institutions showed modest improvements in 2003, not the least due to the fact that the rigorous cost-cutting programs and risk-adjusted pricing of loans showed some effects and the upswing of the stock markets helped to improve operating results. Overall, the German institutions are as a group still well behind their counterparts elsewhere in Europe in terms of profitability and efficiency. There has been some consolidation and convergence in the German financial services industry, notably arrangements between banks and insurance companies, nevertheless, the German banking market will ultimately require greater consolidation for its participants to compete effectively with other European and global financial institutions. The elimination of state guarantees for the public banking sector beginning in 2005 should move the German *Landesbanken* and savings banks, which currently benefit from these guarantees in their funding operations, into a more competitive framework. HypoVereinsbank believes that this development will improve the pricing that banks are able to achieve in the lending business in Germany and may also result in accelerated consolidation among public law institutions, as well as possibly creating consolidation opportunities for private banks. As a result of this development, corporate loans in Germany are expected to become more expensive in general. HVB Group is rigorously implementing a risk-adjusted pricing system, applying minimum requirements with respect to margins and HVB Group's internal rates of return on regulatory capital and risk capital, depending, among other things, on loan and borrower-specific factors, such as the borrower's industry, geographic region, size and the internal rating class into which a customer falls. See "Credit Portfolio—Credit Policies—Capital Allocation." HypoVereinsbank believes that while this approach may result in shrinking lending volumes, it will ultimately improve the operating performance of HVB Group and will be widely accepted across the Group's lending customer base.

Other Key Factors

Transformation 2003 Program. In 2003, HVB Group completed its Transformation 2003 restructuring program, involving the following milestones:

- Reduction of interest in Bank Austria Creditanstalt from more than 99.99% to 77.5% through the sale of newly issued shares in a public offering in Austria and private placements outside Austria (raising Tier I capital of € 900 million).
- Sale of 100% interest in norisbank for a final purchase price of € 416 million (reduction of risk-weighted assets: € 2.1 billion; gains realized: approximately € 279 million).
- Sale of other non-strategic subsidiaries and participations, including HVB Group's 100% interest in Bank von Ernst & Cie. AG for a final purchase price of approximately € 320 million (reduction of risk-weighted assets: € 0.5 billion; gains realized: approximately € 189 million), subject to a purchase price adjustment on the basis of the audited balance sheet of Bank von Ernst as of November 30, 2003, and the 100% interest in Bankhaus BethmannMaffei OHG ("Bankhaus BethmannMaffei") for a purchase price of € 110 million, subject to downward adjustment by a maximum of € 20 million to a minimum price of € 90 million based on the audited annual financial statements of Bankhaus BethmannMaffei as of and for the year ended December 31, 2003, adjusted as provided in the purchase agreement. The final purchase price is expected to be determined in April 2004 at the earliest. The closing of the sale of Bankhaus BethmannMaffei took place as of January 31, 2004 and, therefore, the transaction is not reflected in the 2003 HVB Group Financial Statements. In addition, HypoVereinsbank sold the shopping mall "Fünf Höfe" in Munich to the real estate funds company Difa at a purchase price of approximately € 270.5 million. HVB Group's gains from this sale were approximately € 76 million.
- Transfer of a large portion of HVB Group's commercial real estate financing activities to Hypo Real Estate Holding by way of a spin-off and several individual portfolio transfers (aggregate reduction of risk-weighted assets: € 57.6 billion).
- Other reductions of risk-weighted assets in the amount of € 38.6 billion, mainly through a rather restrictive approach to prolongations and roll-overs of loans and new lending business, syndications and securitizations.
- Reduction of general administrative expenses by € 705 million, or 9.9%, from € 7,076 million in 2002 to € 6,371 million in 2003, reflecting primarily the spin-off and rigorous cost-cutting programs.
- Creation of consolidated Tier I capital in the amount of approximately € 747 million through the establishment of HVB Global Assets Company L.P., a fully consolidated subsidiary of HVB Group, to which HVB Group transferred several portfolios of project finance loans and loan commitments and in which General Electric Capital Corporation acquired an indirect equity stake in several steps against a cash contribution of approximately € 747 million.

For a more detailed description of the restructuring program, see "Business of HVB Group—Introduction—Transformation 2003."

The above-listed steps of the Transformation 2003 program, in combination with the implementation of price-adjustment measures, as well as a refocusing and redimensioning of the Group's business and non-scheduled write-downs were the main reasons for the reduction of risk-weighted assets by € 98.8 billion as of December 31, 2003 as compared with December 31, 2002 and an improvement of the Group's operating performance reflected by an operating profit of € 1,432 million for the year ended December 31, 2003 as compared to an operating loss of € 638 million for the year ended December 31, 2002. The positive net effects of the Transformation 2003 program on HVB Group's core capital ratio (BIS) were almost completely offset by the negative effects of impairment charges and non-scheduled amortization, resulting in a net increase of the core capital ratio (BIS) from 5.6% as of December 31, 2002 to 5.9% as of December 31, 2003.

For certain ongoing risks following from the Transformation 2003 program, see "Risk Factors—Risks Relating to HVB Group's Business—Certain Steps of HVB Group's Transformation 2003 Program, In Particular Those Relating to the Spin-Off of Hypo Real Estate Group, Involve Ongoing Liabilities and Operational Risks."

Restructuring Provisions. In its 2002 consolidated income statement, HVB Group has for the first time shown a separate line item "additions to restructuring provisions" in the net amount of € 286 million. The restructuring provisions relate to expenses HVB Group expected to incur in connection with the Transformation 2003 restructuring program, in particular the implementation of various cost-cutting measures to further reduce administrative expenses. Among other things, branches have been and are being closed and management and staff in Corporate Center, in Group Services and in Core IT functions have been and are being further reduced. As of December 31, 2003, compared with December 31, 2002, exclusive of the effects of first-time consolidations, the number of branches was reduced by 62. Not taking into account any offsetting branch openings, the gross number of branch closures in 2003 was 274. The number of employees in Corporate Center, in Group Services and in Core IT functions was reduced by 1,656 in 2003. Approximately half of the expenses related to severance payments and payments related to pre-retirement part-time working arrangements in connection with staff reductions were already incurred in 2003, with the remaining expenses related to staff reductions and expenses related to compensation payments and leasehold termination costs for rented properties in connection with the closure of branch offices to be incurred predominantly in 2004, at the latest however up until 2016. The restructuring provisions are expected to be consumed proportionately in accordance with the expenses incurred. In 2003, no additions to restructuring provisions were made.

Ratings. HVB Group's funding costs and ability to act as counterparty for certain derivatives transactions is to a large extent dependant on HypoVereinsbank's ratings. HVB Group's poor operating performance, high levels of risk provisions and eroded capital base resulted in a lowering of HypoVereinsbank's credit and financial strength ratings by Fitch, Moody's and S&P in 2002. These downgradings resulted in an increase of HVB Group's funding costs and, as a consequence, a widening of its funding spreads. In 2003, all three rating agencies confirmed their previous credit and financial strength ratings of HypoVereinsbank, except that Moody's changed its outlook on HypoVereinsbank's "C-" financial strength rating from negative to stable in September 2003. In February 2004, S&P changed its outlook on HypoVereinsbank's "A-" rating for senior unsecured long-term debt from "negative" to "stable". In February 2004, Fitch Ratings placed the individual rating of HypoVereinsbank, currently "C/D", on "Rating Watch Positive". The individual rating will be reviewed following the announcement of the first quarter 2004 results and is expected to be upgraded to "C", provided that the results are in line with HVB Group's financial targets and the capital increase has been completed. For further information on HypoVereinsbank's historical and current ratings, see "General Information on HypoVereinsbank—Ratings". The further improvement of HVB Group's operating profitability and a controlled management of its risk-weighted assets are of material significance to the maintenance of the ratings of HVB Group. For a discussion of the risks related to a lowering of HypoVereinsbank's credit ratings, see "Risk Factors—Risks Relating to HVB Group's Business—A Deterioration of HVB Group's Ratings Would Pose Significant Risks for HVB Group's Business."

In addition to the adverse effects of a lowering of HypoVereinsbank's credit rating on the Group's results of operations, financial condition, liquidity situation and funding possibilities, in connection with certain transactions, such as liquidity facilities related to commercial paper programs, under which HypoVereinsbank acts as liquidity provider, deposit facilities or derivative transactions, a downgrading may result in a right of termination of the counterparty or trigger obligations of HVB Group to provide collateral with respect to previously uncollateralized obligations or additional collateral with respect to collateralized obligations. Collateral, such as government bonds, that will be used to secure the obligations of HVB Group companies arising under liquidity or deposit facilities or derivative transactions would no longer be available to generate liquidity, e.g., in the repo market.

Trading Profit. In 2003, trading profit contributed 8.1% to HVB Group's overall operating revenues, as compared with 7.7% in 2002 and 5.2% in 2001. HVB Group's trading profits — which related mainly to trading in fixed income products and derivative instruments related thereto — benefited from the favorable market conditions resulting from a further decline in interest rates in 2002 and 2003. In addition, with the upswing of the major stock markets in the second half of 2003, profits from trading in equity and equity-linked instruments become an increasingly important component of HVB Group's return to operating profitability. However, trading profits are subject to various external factors beyond the control of HVB Group, such as general levels of interest rates and general market conditions, and may thus be volatile. Market conditions may not enable the Group to continue to improve its trading profits or to maintain current levels. HVB Group seeks to stabilize its trading profit by maintaining a large proportion of customer-related revenues.

Significant Accounting Policies

In preparing the HVB Group Financial Statements in accordance with IFRS, the Group applies certain accounting policies that management believes are important to the portrayal of the Group's financial condition and results, as well as accounting policies that, as a result of the need to make estimates and assumptions about matters that are inherently uncertain, require management to make difficult, subjective or complex judgments. Because of the inherent uncertainty in these estimates and assumptions, materially different amounts could be reported under different conditions or using different assumptions.

The following paragraphs describe significant accounting policies that management believes are important to the portrayal of the Group's financial condition and results of operations, including policies requiring subjective or complex judgments. For a detailed discussion of these and other accounting policies, see the notes to the HVB Group Financial Statements for the years 2002 and 2003.

IAS 39

The application of IAS 39 became mandatory for HVB Group for all financial statements covering financial years beginning on or after January 1, 2001. IAS 39 sets standards for the recognition and measurement of financial instruments. With respect to financial assets, IAS 39 distinguishes between financial assets held for trading, investments held to maturity, loans and receivables originated by an enterprise of the group concerned and financial assets available for sale. With respect to financial liabilities, IAS 39 distinguishes between financial liabilities held for trading and other financial liabilities.

Financial assets and liabilities held for trading (held-for-trading financial instruments). Under IAS 39, HVB Group is required to account for financial instruments that the Group holds for trading at their fair values. Unless there is a hedging relationship between the derivative instrument and a related item being hedged, derivative instruments are deemed held for trading for valuation purposes. Financial instruments held for trading must be measured at their fair values, with any gain or loss arising from a change in their fair values included in net profit or loss for the period in which it arises.

HtM financial instruments. Financial instruments with fixed or determinable payments and a fixed maturity that HVB Group intends to hold to maturity are stated at amortized cost. These HtM instruments are subject to periodic review for impairment. Any impairment directly reduces the book value of the asset, with a corresponding expense shown in the income statement.

Loans and receivables originated by an enterprise of HVB Group. Loans and receivables originated by an enterprise of HVB Group are stated at cost. In the event of an objective substantive indication of an impairment of a loan or advance, HVB Group records an allowance for loan losses that is shown as a separate line item "allowances for losses on loans and advances" (a negative amount to be deducted from the asset) in the balance sheet with a corresponding expense in the income statement for the relevant period.

AfS financial instruments. AfS financial instruments are those financial assets that are neither loans or receivables originated by an enterprise of HVB Group, nor HtM instruments, nor financial assets held for trading, and are valued at their fair values. HVB Group has opted to recognize directly in equity gains or losses arising from a change in the fair value of AfS financial instruments, until the financial asset is sold, collected or otherwise disposed of or until the financial asset is determined to be impaired, at which time the cumulative gain or loss previously recognized in equity is included in net profit or loss for the period.

As of December 31, 2003, HVB Group's AfS financial instruments amounted to € 42,737 million, including shares with a fair value of approximately € 13.5 billion, the largest single shareholding thereof being HVB Group's 3.2% holding in Allianz, its 13.2% holding in Münchener Rück and its 5% minus one share holding in ERGO. As of December 31, 2003, HVB Group determined its holdings in Allianz, Münchener Rück and ERGO to be impaired. As a result of the impairment of HVB Group's holdings in Allianz, Münchener Rück and ERGO, as well as in several other companies, HVB Group recognized an impairment charge in the total amount of € 2,198 million in its 2003 consolidated income statement, reflecting the full differences between the book values and the recoverable amounts of these holdings. By far the largest portion of the impairment charge was attributable to HVB Group's holding in Münchener Rück, the second largest, yet significantly smaller, portion to its Allianz holding and the third largest, yet smaller portion, to its ERGO holding, together accounting for approximately € 1,825 million of the total impairment charge of € 2,198 million. The recoverable amounts of HVB Group's holdings in Münchener Rück and ERGO were based on the XETRA (Exchange Electronic Trading) end of day closing quotations of December 30, 2003. In the case of HVB Group's holding in Allianz, the recoverable amount was determined based on the forward sales price per share at which the shares were sold to a financial intermediary in a transaction that was entered into in December 2003 and completed in February 2004. The decision that an impairment had occurred as of December 31, 2003 was made based on IAS 39.109 et. seq., pursuant to which an impairment – rather than a temporary decline in value – is deemed to exist if the carrying amount of a financial asset is greater than its estimated recoverable amount and objective indications for an impairment exist. Despite a very modest recovery of the share price of Allianz between year-end 2002 and year-end 2003, the share prices of Allianz, Münchener Rück and ERGO showed significant declines between year-end 2001 and year-end 2003.

HypoVereinsbank believes that an impairment decision for exchange-listed AfS financial instruments, such as its holdings in Allianz, Münchener Rück and ERGO, cannot be based solely on the stock exchange price of such instruments as of the relevant balance sheet date. Therefore, even an excess of the book value of exchange-listed financial instruments over their exchange price does not *per se* result in an impairment of such financial instruments, as long as a recovery of the exchange price to the book value can be expected in the near future. The impairment test has to take into account various other factors, including a valuation of such instruments in accordance with generally recognized valuation methods and the potential for a recovery of the share price to the level of the carrying amount in the near future. In order to achieve a substantial reduction of the potential risks for future results from the development of share prices in the stock markets, HypoVereinsbank has decided to partly or fully dispose of some of its major financial assets earlier than planned. As of December 31, 2003, HypoVereinsbank decided that in light of the weaker than expected performance of the share prices of Allianz, Münchener Rück and ERGO and the planned further reduction of HVB Group's AfS financial assets, the assumptions regarding the short-term recovery of the fair values of these holdings could no longer be upheld. Therefore, the shares were valued as of December 31, 2003 at their current market value, or short-term recoverable amount. Previously, the shares were intended to be held for a longer term, and, therefore, the valuation of these shareholdings at their longer-term recoverable amount, which did not take into account short-term price fluctuations, was an appropriate determination of the enterprise value. In the first quarter of 2004, HVB Group disposed of its entire holding in Allianz (as described above) and reduced its holding in Münchener Rück by over 3.2% to just under 10%. The sale of part of the Münchener Rück shareholding was effectuated in a transaction structured similarly to the sale of the Allianz shareholding. In addition, HVB Group disposed of various smaller AfS shareholdings. As of the date of this Offering Circular, the question of whether, when and in what amounts HVB Group's AfS shareholdings may be further reduced in the course of 2004 has not yet been determined.

In accordance with IAS 39.103, the impairment charge of € 2,198 million was accounted for as a net charge to "net income from investments" in HVB Group's income statement for the year ended December 31, 2003. Due to the impairment loss, HVB Group recorded a loss before taxes in the amount of € 2,146 million and a net loss in the amount of € 2,442 million in 2003, see "—Year Ended December 31, 2003 Compared with Year Ended December 31, 2002—Results of Operations." The net loss also led to a reduction of HVB Group's shareholders' equity and adversely affected HVB Group's regulatory capital ratios, see "—Year Ended December 31, 2003 Compared with Year Ended December 31, 2002—Capital Resources."

As a result of the impairment, HVB Group recorded a positive AfS reserve in the amount of € 326 million as of December 31, 2003 after a negative AfS reserve of € 1,319 million (actual) (pro forma: € 1,531 million) as of December 31, 2002 and a positive AfS reserve of € 6,135 million as of December 31, 2001. The steep decline of HVB Group's AfS reserve by € 7,454 million from December 31, 2001 to December 31, 2002 was largely due to the decline of the share prices of Allianz, Münchener Rück and ERGO. Any future decline of the fair value of HVB Group's AfS financial instruments would be offset against increases, if any, in the fair values of other AfS financial instruments that would be shown as positive amounts in HVB Group's AfS reserve. Any future impairment charge with respect to HVB Group's holdings of Münchener Rück and ERGO or an impairment of other AfS financial instruments would be reflected as a charge to net income from investments, thus reducing net income from investments and adversely affecting the Group's net result for the relevant period. See "Risk Factors—Risks Relating to HVB Group's Business—A Resumed Decline of the Stock Markets or a Change in the Assumptions Underlying HVB Group's Valuation of Long-Term Assets May Require Further Significant Impairment Charges."

Hedge accounting. IAS 39 also contains regulations for fair value and cash flow hedge accounting. A fair value hedge is a hedge of the exposure to changes in fair value of a recognized asset or liability. Fair value hedge accounting symmetrically reflects the offsetting effects on net profit or loss of changes in fair value of the hedging instrument and the related item.

Derivatives designated as hedges of future cash flows within HVB Group's asset-liability management activities are accounted for as cash flow hedges. Changes in the fair value of derivatives designated as cash flow hedges are recognized directly in equity, *i.e.*, without any effect on net income, provided that they are determined to be an effective hedge, with such determination to be reviewed regularly. Amounts recognized in shareholders' equity relating to cash flow hedges are released through the income statement in those periods in which the hedged cash flows are recognized in net income.

Revised Version of IFRS Standard IAS 39 (rev. 2003). On December 17, 2003 revised versions of the IFRS standards IAS 32 (rev. 2003) and IAS 39 (rev. 2003) were adopted by IASB (excluding the section "Fair Value Hedge Accounting for a Portfolio Hedge of interest rate risk", which is expected to be published in spring 2004). In principle, these standards only apply to reporting periods beginning on or after January 1, 2005, but earlier application of the revised standards is permitted. If applied earlier, both revised standards, IAS 32 and IAS 39, must be applied earlier. In addition, an earlier application of the two standards must be noted in the relevant consolidated annual financial statements. The fundamental concept requires the mandatory application of both standards IAS 32 (rev. 2003) and IAS 39 (rev. 2003) on a retrospective basis, *i.e.*, the reporting period and all other earlier periods being compared must be presented as if the standards had always been applied (with exceptions). It follows from such retrospective application that the initial balance sheet value of retained earnings for the earliest period being compared and all other comparative figures must be adjusted as if the revised standards had already been applied to that period.

In addition to numerous other changes, IAS 39 (rev. 2003) contains more explicit rules on the occurrence of an impairment of AfS financial assets that will have to be included in net loss or profit for the period rather than being recorded as cumulative gain or loss in shareholders' equity as has previously been the case. Based on the retrospective application of IAS 39 (rev. 2003), the impact of the application of revised IAS 39 must be reflected in an adjustment of the initial balance sheet values of retained earnings and all other comparative figures in the earliest period being compared, which may lead to shifts in results between the periods presented for comparison. However, in the case of HVB Group, no significant effect is expected from this aspect of the first time application of revised IAS 39 because HVB Group took an impairment charge with respect to its material shareholdings in 2003, resulting in a write-down to such shareholdings' current fair values. HVB Group does not anticipate any other need for a further impairment of its AfS financial instruments as a result of applying IAS 39 (rev. 2003). HVB Group has not yet reached a final decision regarding the date of the first-time application of the revised standards.

Non-scheduled Amortization of Assets, Including Goodwill, not Subject to IAS 39

In accordance with IFRS, the value of certain assets, such as goodwill and some other types of investments, are subject to scheduled amortization over the assumed useful lives of the assets (15 to 20 years, in the case of goodwill). In addition, these investments are tested for impairment at least once per year, or more frequently if events or changes in circumstances indicate that an investment may be impaired. HVB Group records an unscheduled amortization on these assets when any of these assets has experienced a decline in value that may not be recoverable in the near future or if the recoverable amount of such asset may not reach its book value in the near future. See notes 12 and 38 to the HVB Group Financial Statements for the year 2003 and notes 13 and 39 to the HVB Group Financial Statements for the year 2002. A non-scheduled amortization may be required if triggering events occur, such as adverse market conditions, suggesting a deterioration in the recoverability of an asset. Assessment of the timing of when it can no longer be expected that the amount will be recoverable in the near future and/or the amount of such amortization is in large part a matter of judgment. For example, a decline of the quoted price per share of an exchange-listed consolidated subsidiary of HVB Group below the price per share paid upon its acquisition, even if such decline is significant and the share price cannot be expected to equal or exceed the initial acquisition price within a short timeframe, does not *per se* trigger a non-scheduled amortization. Rather, the question of whether a non-scheduled amortization must be recorded depends on whether the goodwill determined based on a valuation of such subsidiary (taking into account the strategic importance of the subsidiary and its expected future sustainable profits) cannot be expected to reach the level of the goodwill recorded upon the acquisition of the subsidiary, as written down in accordance with the scheduled amortization in the near future. Based on a valuation of Bank Austria Creditanstalt performed by HypoVereinsbank using the discounted cash flow method and budgeted cash flows for Bank Austria Creditanstalt as reflected in HVB Group's internal budgets, HypoVereinsbank concluded that the fair value of the goodwill recorded for Bank Austria Creditanstalt (amortized as scheduled to date) was in fact within the range determined for the enterprise value, but not at the lower end of such range. As a result, HypoVereinsbank decided as of December 31, 2003 to record a non-scheduled amortization expense with respect to the goodwill of Bank Austria Creditanstalt in the amount of € 800 million. This expense reflects the amount by which the recoverable amount of the goodwill of Bank Austria Creditanstalt, determined by HypoVereinsbank as described above, fell short of its book value. HVB Group's valuation of Bank Austria Creditanstalt was performed taking into account Standard # 1 of the Institute of German Certified Public Accountants (*Institut der Wirtschaftsprüfer, IDW*) regarding Principles on the Valuation of Enterprises *(Grundsätze zur Durchführung von Unternehmensbewertungen IDW S1))*. See "Risk Factors—

Risks Relating to HVB Group's Business—A Resumed Decline of the Stock Markets or a Change in the Assumptions Underlying HVB Group's Valuation of Long-Term Assets May Require Further Significant Impairment Charges." In 2003, HVB Group recorded additional amoritzation of goodwill expenses in the amount of € 118 million with respect to non-scheduled amortization of goodwill of consolidated, non-exchange-listed subsidiaries. See "—Year Ended December 31, 2003 Compared with Year Ended December 31, 2002."

Provisions for Losses on Loans and Advances

HVB Group's loan loss provisions comprise additions to and releases of allowances for losses on loans and advances and for losses on guarantees and indemnities, as well as recoveries from write-offs of loans and advances. The loan loss provisions represent the Group's estimates of probable losses in its credit portfolio. Anticipated future losses, the structure and quality of the loan portfolio, and general economic factors are taken into account when calculating loan loss provisions. HVB Group records a specific loan loss provision if, in the reasonable discretion of the person authorized to make such determination, he or she expects a partial or full loss on the loan. If a specific loan loss provision is recorded with respect to a loan, such loan is simultaneously assigned a "9" or "10" rating in accordance with HVB Group's internal rating system. See "Credit Portfolio—Credit Policies—HVB Group's Internal Rating System." Determining the amount of these specific loan loss provisions requires the making of significant judgments and estimates. These judgments and estimates relate, among other things, to the assessment of the fair value of underlying collateral in accordance with HVB Group's collateral valuation policies, and the customer's abilities to pay. For further information on HVB Group's collateral valuation policies, see "Credit Portfolio—Credit Policies—Loan Approval—Collateral Valuation." If actual events prove the estimates and assumptions used in determining the amount of provisions for losses on loans and advances to have been incorrect, such amount may be insufficient or excessive. In such case, the Group may need to make additional provisions for loan losses or reverse part of them.

HVB Group's provisions for losses on loans and advances totaled € 2,313 million, € 3,797 million (HVB Group actual, or € 3.292 (HVB Group (pro forma)) and € 2,074 million, as of and for the years ended December 31, 2003, 2002 and 2001, respectively. The ratios of total allowances for losses on loans and advances to non-accrual loans were 86%, 97% (HVB Group actual), or 101% (HVB Group (pro forma)) and 99% as of December 31, 2003, 2002 and 2001, respectively. The significantly increased level of loan loss provisions (as compared to the preceding year) in 2002 does not reflect fundamental changes in the Group's risk provisioning policy, except for the increase of its lump-sum special loan loss provisions in 2002. The high level of loan loss provisions in 2002 instead reflects the generally weak economy in Germany and the large number of insolvencies in Germany. The increase in lump-sum special loan loss provisions by € 270 million in 2002 resulted from a change in HVB Group's criteria for the establishment of lump-sum special loan loss provisions as a result of the continued deterioration of the economic environment. For further discussions of the Group's procedures for calculating provisions on loans and advances and provisions for losses on guarantees and indemnities, see "Credit Portfolio—Provisions for Losses on Loans and Advances" and "—Total Allowances for Losses on Loans and Advances," and notes 8 and 9 to each of the HVB Group Financial Statements for the years 2003 and 2002.

Deferred Tax Asset Valuation Allowances

Deferred tax assets and liabilities reflect, among other things, the future tax consequences attributable to differences between the values of assets and liabilities shown in the consolidated financial statements of HVB Group and the corresponding values determined pursuant to tax regulations as of a certain balance sheet date, also taking into account existing loss carryforwards and tax credits. Future tax effects may arise from such differences (so-called temporary differences). HVB Group is obligated to recognize the deferred tax resulting from temporary differences (as is the case with current tax) as income or an expense and include it in the net profit or loss for the period. Deferred tax assets are recognized to the extent that, in the judgment of a HVB Group company based on the criteria and guidelines developed by HypoVereinsbank, it is probable that taxable profit will be available within the relevant applicable period against which the deductible temporary difference can be utilized. If a HVB Group company determines that it will not be able to utilize all or part of the net deferred tax assets in the future, an adjustment to deferred tax assets would be charged to income tax expense in the period in which such determination is made. Deferred tax (like current tax) is charged or credited directly to equity if the tax relates to items that are charged or credited directly to equity. Deferred tax assets and liabilities that are recognized with respect to temporary differences arising in a business combination that is an acquisition directly affect goodwill or the remaining negative goodwill.

In addition to deferred taxes on the carrying amounts of assets and liabilities, deferred tax assets are recognized on unused tax losses when the relevant HVB Group company believes that future taxable profits will be available. Such unused tax losses can be recognized only to the extent sufficient taxable profits are expected that can be used to offset such unused tax losses, in the judgment of HypoVereinsbank, to be generated in the jurisdiction in which the tax losses arise within a certain period of time which generally corresponds to HVB Group's current planning period. Such recognition requires the exercise of considerable judgment. HVB Group could be required to increase the valuation allowance if it was unable to generate sufficient taxable income in the relevant jurisdiction. See note 40 to the HVB Group Financial Statements for the year 2003 and note 42 to the HVB Group Financial Statements for the year 2002. HVB Group's net deferred tax assets amounted to € 1,696 million as of December 31, 2003 after € 2,836 million as of December 31, 2002 and € 1,813 million as of December 31, 2001. HVB Group's deferred tax expense amounted to € 189 million in 2003, after deferred tax income of € 240 million in 2002 and deferred tax expense of € 2 million in 2001. Recognized deferred tax assets for losses carried forward totaled € 432 million in 2003, 477 million in 2002 and € 416 million in 2001. Of the recognized deferred tax assets for losses carried forward, a significant portion is attributable to BA-CA Group. The parties represented in the Austrian government plan a reduction in the corporate income tax rate from 34% to 25%. This is expected to become law in July 2004 and take force as of January 1, 2005. The anticipated reduction in tax rate as of 2005 will result in a reduction of the deferred tax assets on unused loss carry forwards of the BA-CA Group by € 91 million assuming that all other parameters remained unchanged. However, in the next few years the consumption of loss carry forwards by future tax profits will have to be reassessed.

Fair Value Estimates

As a general rule, quoted market prices in active markets are the most reliable measure of fair value. However, quoted market prices for certain instruments, such as non-exchange traded securities and derivatives contracts, are not available. Also, in certain circumstances quoted market prices may not be indicative of the fair value of an instrument. In these cases, the determination of fair value requires management to make estimates and certain assumptions. See note 70 to the HVB Group Financial Statements for the year 2003 and note 72 to the HVB Group Financial Statements for the year 2002 for information on how fair values of certain classes of non-exchange traded securities and derivatives, as well as irrevocable credit commitments and contingent liabilities are calculated. Changes in the estimates and assumptions underlying the determination of the fair value of assets in cases where no quoted market prices are available may require reductions or increases of the book values of the assets concerned and the recognition of a corresponding expense or income item in the income statement.

Accounting for Post-Employment Benefits

Obligations of HVB Group under post-employment benefit schemes exist primarily at the level of HypoVereinsbank and Bank Austria Creditanstalt. Obligations exist under two types of post-employment benefit schemes, defined benefit plans and defined contribution plans. Defined benefit plans exist in the form of final salary-based defined benefit plans, *i.e.*, commitments where the amount of the pension depends on the salary at the time of retiring and where the retirement benefits therefore increase with each in salary increase (including for the past) and contribution-based defined benefit plans, *i.e.*, plans where a defined contribution is translated into a static defined benefit. Since March 1, 2003, new employees of HypoVereinsbank have been limited to participation in defined contribution plans. Defined contribution plans offered to employees of HVB Group are maintained by external providers rather than group companies of HVB Group, and the financial obligations of HVB Group under such plans are limited to the payment into the plan of the defined contributions. In addition to participation in a defined contribution plan with respect to the portion of their salary that does not exceed the maximum social security base, employees who joined HypoVereinsbank before March 1, 2003 were granted participation in a contribution-based defined benefit plan mainly with respect to the portion of their salary exceeding the maximum social security base. Before 1998 (in the case of former Bayerische Hypotheken- und Wechselbank AG) and 1995 (in the case of former Bayerische Vereinsbank AG), employees of the predecessors of HypoVereinsbank were granted participation in final salary-based defined benefit plans in addition to defined contribution plans. At the level of Bank Austria Creditanstalt, the vast majority of employees participates in a defined contribution plan. Employees who retired before 2000 and a very small number of employees who elected not to participate in the conversion of the defined benefit into a defined contribution post-employment benefit scheme participate in a company-maintained defined benefit plan.

HVB Group uses actuarial techniques (the projected unit credit method in accordance with IAS 19) when determining provisions for its defined benefit and similar plan obligations. As a result, the costs and credits for these obligations are affected by changes in the assumptions HVB Group uses concerning the ultimate size of its pension liabilities, including in particular the discount rate used to calculate the present value of its pension liabilities and assumptions about how long its retired employees will live. The application of a lower discount rate or an increase in life expectations in a particular year tend to increase HVB Group's recorded pension benefit costs. In addition, changes in market interest rates from year to year affect HVB Group's calculation of the valuation of its pension liabilities. If the resulting changes in any period in the unrecognized actuarial gains or losses exceed a certain threshold, an adjustment to HVB Group's pension provisions would be required. For further information on the applicable thresholds, see notes 15 and 16 to the 2003 HVB Group Financial Statements and the 2002 HVB Group Financial Statements, as the case may be. The effect of such adjustment (which would be spread out over the remaining working lives of the employees concerned) on HVB Group's net income may be positive or negative.

As of December 31, 2003, pension provisions amounted to € 2,927 million compared with € 4,664 million as of December 31, 2002. The decline of the pension provisions by € 1,606 million (compared with HVB Group (pro forma) as of December 31, 2002) resulted almost entirely from the transfer of HypoVereinsbank's pension provisions in a corresponding amount to HVB Trust e.V. ("HVB Trust") under a Contractual Trust Arrangement (CTA) dated December 19, 2003. The pension provisions related to HypoVereinsbank's defined benefit obligations in the form of direct commitments that were offered to employees of HypoVereinsbank prior to March 1, 2003. Total provisions in the amount of € 1,613 million were transferred. HVB Trust was funded with a corresponding amount of assets, comprising € 1,415 million in cash deposited with and secured by HypoVereinsbank, € 73 million in variable-yield securities issued by HVB Group companies and € 125 million in variable-yield securities issued by public-sector debtors. The parameters used by HVB Group to determine its pension provisions remained unchanged from 2002 to 2003.

In 2003, HVB Group's expenses related to contribution-based plans were € 88 million compared with € 98 million in 2002. The transfer of pension provisions to HVB Trust in December 2003 had no effect on HVB Group's 2003 pension expenses. As a result of the transfer, HVB Group's pension expenses in future years are expected to be significantly reduced due to HVB Group's expense reimbursement claim against HVB Trust under the CTA. For further information relating to HVB Group's retirement benefit plans, see notes 15 and 16 to the 2003 HVB Group Financial Statements and notes 16 and 62 to the 2002 HVB Group Financial Statements, and the section "Management and Employees—Employees."

Changes in Accounting Policies; Restatements

In 2003, HVB changed the allocation of HVB Group's results to its business segments, primarily due to a shift in the segmental allocation of certain items from the Austria/CEE business segment to the Other/consolidation column at the level of BA-CA Group. As a primary result thereof, trading profit in the Austria/CEE segment is reported as being € 61 million less in the 2002 comparative figures than in the 2002 HVB Group Financial Statements, whereas trading profit in the Other/consolidation column increased by the same amount in the 2002 comparative figures in comparison to the 2002 HVB Group Financial Statements. The impact of this shift in segmental allocation on the 2002 net result before taxes was a reduction of € 38 million in the Austria/CEE business segment in the 2002 comparative figures and an increase in the same amount in the Other/consolidation column in the 2002 comparative figures. In addition, the allocation of HVB Group's central costs to the business segments was refined in 2003 to reflect even more closely the extent to which the individual business segments caused the central costs. As a result of such refinement, the amount of central costs allocated to the Corporates & Markets business segment in 2002 was reduced by € 76 million and that allocated to the Germany business segment was increased by € 77 million. An overview of the impact of the shift in segmental allocation of certain items and change in allocation of overhead cost can be found in "—Year Ended December 31, 2003 Compared with Year Ended December 31, 2002—Segmental Overview". As of January, 2003, HVB Group no longer includes reserves arising from currency and other changes in retained earnings, but shows them as a separate line item in its balance sheet under shareholders' equity. To facilitate a comparison of the 2003 and 2002 HVB Group Financial Statements, HVB Group has restated the 2002 segment information appearing under "—Year Ended December 31, 2003 Compared with Year Ended December 31, 2002" with respect to these changes. For a description of the restatement of the 2002 pro forma balance sheet information, see "Pro Forma Financial Information—Introduction. "

In the HVB Group Financial Statements for the year ended December 31, 2002, a limited number of line items in the balance sheet and profit and loss statement was reclassified as compared to the HVB Group Financial Statements for the year ended December 31, 2001. In particular:

- Allowances for losses on guarantees and indemnities are no longer shown as a deduction from the assets in the balance sheet, but instead are now shown as liabilities;
- Software acquired or produced by HVB Group is no longer reflected as "property, plant and equipment" in the balance sheet, but as "intangible assets";
- Registered notes issued by a HVB Group company are no longer reflected as "deposits from other banks and amounts owed to other depositors" in the balance sheet, but as "promissory notes and other liabilities evidenced by paper"; and
- Additions to restructuring provisions are no longer reflected as "general administrative expenses" in the profit and loss statement, but as a separate line item. For further detail on the additions to restructuring provisions, see "—Key Drivers—Other Key Factors—Restructuring Provisions."

In addition, the definition of HVB Group's lending volume was changed. Among other things, in the HVB Group Financial Statements for the year ended December 31, 2002, contingent liabilities, such as guarantees and indemnities, and certain other exposures vis-à-vis banks and customers, such as payment claims resulting from securities lending transactions, were for the first time included in the definition of lending volume.

To facilitate a comparison for the years 2002 and 2001, HVB Group has restated the 2001 figures appearing under "—Year Ended December 31, 2002 compared with Year Ended December 31, 2001.

Effects of Currency Fluctuations

HVB Group generates a significant amount of its income and incurs a significant amount of its expenses outside the Euro zone, primarily in certain Central and Eastern European countries in which it operates, and in transactions denominated in U.S. dollars. Balance sheet and income statement items of Group subsidiaries that prepare their financial statements in currencies other than the Euro, as well as assets, liabilities, income and expenses of HypoVereinsbank and Euro zone subsidiaries of HVB Group expressed in a currency other than Euros, must be translated into Euros at the currency exchange rates prevailing in the market as of the end of each balance sheet date. As a result, HVB Group's business is affected by fluctuations in exchange rates of the local currencies of the Central and Eastern European countries in which it operates, most importantly the Polish Zloty, and the U.S. dollar vis-à-vis the Euro. In 2003, the increase in the exchange rate of the Euro against the Polish Zloty and U.S. dollar had an adverse effect on net interest income, net commission income and trading profit compared with the previous year, while at the same time it also led to a decline of administrative expenses. Specifically (compared in each case with the pro forma amount for the previous year), in the absence of currency effects, net interest income would have increased by € 93 million rather than having decreased by € 55 million, net commission income would have increased by € 177 million rather than only by € 123 million, and trading profit would have increased by € 50 million rather than only € 33 million. In the absence of currency effects, administrative expenses in 2003 (compared with the pro forma amount for the previous year) would have been reduced not by € 525 million, but only by € 399 million. In 2002, the increase in the exchange rate of the Euro against the Polish Zloty and U.S. dollar adversely affected net interest income, net commission income and trading profit compared with the previous year, while at the same time it also led to a decline of administrative expenses. Specifically, in the absence of currency effects, compared with previous year's amounts, net interest income would have decreased by only € 522 million rather than by € 682 million, would have decreased by only € 141 million rather than by € 193 million, and trading profit would have increased by € 211 million rather than by only € 195 million. Unaffected by currency effects, administrative expenses in 2003 would not have declined by € 640 million, but by only € 511 million. HVB Group did not and does not hedge against the currency translation risk described above.

Factors Affecting Comparability

Segment Reporting

In 2001, HVB Group reported the following six corporate divisions: Private Customers and Professionals, Corporate Customers, Real Estate Finance and Real Estate Customers, International Markets, Asset Management and Real Estate Workout. Amounts that did not fall within the responsibility of one of the corporate divisions as well as cross-segment consolidations were reported in the column "Other/consolidation". Net income from unconsolidated subsidiaries not allocated to one of the corporate divisions as well as from the strategic securities portfolio was also shown in the column "Other/consolidation".

As a general rule, the corporate divisions reported in 2001 were organized solely based on the responsibility for certain customer groups. As of January 1, 2001, the organization of the Group's North American and Asian business was changed from a solely customer responsibility-based approach to an integrated customer and product responsibility-based approach, thus anticipating the segmental structure introduced for the entire Group in 2002. In line therewith, one half of the volumes and results of the Group's Asian and North American operations for the fiscal year 2001 was allocated to the Corporate Customers division and the other half to the International Markets division. This re-organization of the Group's North American and Asian business resulted in a shift in results and volumes between the Corporate Customers and the International Markets division, affecting primarily provisions for losses on loans and advances, general administrative expenses, lending volume and risk assets.

At the beginning of 2002, HVB Group changed its divisional structure into a segmental Group structure, and in 2002 the Group reported the following five business segments: Germany, Austria/CEE, HVB Real Estate, HVB Corporates & Markets and HVB Wealth Management. The Germany and Austria/CEE business segments were organized as regional, mainly customer-driven segments, whereas the HVB Real Estate, HVB Corporates & Markets and HVB Wealth Management segments were organized as global product-driven segments. In essence, the Germany business segment combined the business with German private and professional customers of the former Private Customers and Professionals division (except for the private banking business) and the business with German mid-sized corporate customers of the former Corporate Customers division. The Austria/CEE business segment combined the business with private and professional customers in Austria and Central and Eastern Europe of the former Private Customers and Professionals division (except for the private banking business) and the business with mid-sized corporate customers in Austria and Central and Eastern Europe of the former Corporate Customers division. The HVB Real Estate segment was largely identical to the former Real Estate Finance and Real Estate Customers division. The HVB Corporates & Markets business segment combined the business with German and Austrian large corporate and international customers of the former Corporate Customers division with the capital-markets oriented business of the former International Markets division. The HVB Wealth Management segment combined the private banking business of the former Private and Professional Customers division with the asset management business of the former Asset Management division.

Since January 2003, HVB Group has no longer reported a separate HVB Wealth Management segment. Rather, the private banking and asset management activities formerly reported in this segment were allocated to the Germany and Austria/CEE business segments, as the case may be, depending on the location of the customers. Also, in line with the announcement of the proposed spin-off of a large portion of its commercial real estate financing activities in October 2002, the former HVB Real Estate segment was renamed the "Hypo Group" segment and reported as a discontinuing operation (see "—Hypo Group" below). As a result, since January 1, 2003, HVB Group's business has been organized into three ongoing business segments, i.e., Germany, Austria/CEE and Corporates & Markets, and one business segment that is reported as a discontinuing operation, i.e., Hypo Group. In addition, HVB Group continues to report a Real Estate Workout segment and an Other/consolidation column. Consolidations between the Hypo Group segment and HVB Group excluding the Hypo Group segment are reported in a separate "Consolidation" column. For an overview of the new business units in the Germany, Austria/CEE and Corporates & Markets business segments that have been established for the first time as of and for the period ended June 30, 2003, see "—Year Ended December 31, 2003 Compared with Year Ended December 31, 2002—Segmental Overview."

To reflect the current segmental organization of HVB Group and to facilitate a comparison for the years 2003 and 2002 on the one hand and 2002 and 2001 on the other hand, in this Offering Circular as in the 2002 HVB Group Financial Statements, for purposes of comparing the years 2003, 2002 and 2001 segmental information is presented based on the three ongoing business segments (Germany, Austria/CEE and Corporates & Markets), the Real Estate Workout segment, as well as the Other/consolidation column in use as of January 1, 2003. For purposes of comparing years 2002 and 2001, the segmental information also includes the discontinuing business segment (Hypo Group) and the Consolidation column, which reflects consolidation effects related to the consolidation of HVB Group (pro forma) and Hypo Group, but does not reflect the deconsolidation effects related to the spin-off. Since the spin-off of a large portion of HVB Group's commercial real estate activities occurred in September 2003 with retroactive effect for accounting purposes as of January 1, 2003, the 2003 segmental information does not include the Hypo Group business segment and Consolidation column.

The information for each of HVB Group's business and other segments provided under "—Year Ended December 31, 2003 compared with the Year Ended December 31, 2002" and "—Year Ended December 31, 2002 compared with the Year Ended December 31, 2001" has been reconciled with the Group's IFRS income statement and balance sheet, and overhead costs have been allocated to the correct segment or corporate division according to the principle of causation, meaning that the costs were allocated to the segment or division that caused them to be incurred. This cost allocation method also applied to the allocation of costs to the discontinuing operation Hypo Group. The Group Services, Core IT and Group Corporate Center divisions are treated as external service providers charging fair market prices to the segments or corporate divisions for their services. Goodwill is allocated to the segments or corporate divisions. Where the commercial activities of an acquired company span more than one segment or corporate division, the goodwill is distributed in line with the contribution to the results expected at the time of the acquisition. Based on their respective shares of the Group's risk assets and underlying market risks, 6.2% core capital was allocated to each segment as "tied core capital" in 2003, 2002 and 2001.

Significant Completed and Proposed Divestitures and Acquisitions in 2004

Sale of HypoVereinsbank's interest in Brau und Brunnen AG. In February 2004, HypoVereinsbank agreed with a financing and equity investment company belonging to the Oetker Group on the sale of HypoVereinsbank's 61.7% interest in Brau und Brunnen AG ("Brau und Brunnen"). The maximum purchase price is approximately € 222 million, subject to a downward adjustment depending on certain parameters. The completion of the transaction is subject to approval by the antitrust authorities.

Integration of Vereins- und Westbank AG. The complete integration of Vereins- und Westbank AG ("Vereins- und Westbank") into HypoVereinsbank is planned for the second half of 2004. To that end, HypoVereinsbank increased its interest in Vereins- und Westbank, which amounted to 76.5% as of December 31, 2003, in several steps. On March 10, 2004, HypoVereinsbank announced that it held an interest of over 95% in Vereins- und Westbank. Based on the average share price for the period from December 31, 2003 through March 10, 2004, the shares acquired had a market value of € 265.6 million. On March 10, 2004, HypoVereinsbank also announced that as a next step it will initiate squeeze-out proceedings with respect to the minority shareholders of Vereins- und Westbank.

Sale of HVB Group's interest in Gornoslaski Bank Gospordaczy. In January 2004, Bank BPH and Getin Holding agreed on the sale of Bank BPH's 71.2% holding in Gornoslaski Bank Gospordaczy. The purchase price agreed was approximately 255 million Polish Zloty (approximately € 53 million based on a translation into Euro at the Zloty/Euro exchange rate prevailing on January 31, 2004). The completion of the transaction is subject to approval by the competent authorities.

Sale or reduction of the shares held by HypoVereinsbank in Allianz and Münchener Rück. In the first quarter of 2004, HypoVereinsbank sold its 3.2% share holding in Allianz and reduced its 13.2% share holding in Münchener Rück to just under 10%. HVB Group's aggregate proceeds from the sale of the shareholdings was € 1,917 million as of March 1, 2004. See also "—Significant Accounting Policies—IAS 39."

Sale of HypoVereinsbank's interest in Wienerberger AG. In February 2004, Bank Austria Creditanstalt sold a 14.6% shareholding in Wienerberger AG to institutional investors in a block trade. The proceeds from the sale were € 235.2 million.

Sale of the participation in Grand Central Re Limited. In connection with the further reduction of non-strategic participations and activities in 2004, HypoVereinsbank plans to sell its 92.5% interest in Grand Central Re Limited ("Grand Central Re"). Grand Central Re, with its corporate seat in Bermuda, is a company engaging in the structured reinsurance business under the supervision of the Bermudan insurance authorities. In 2003, consideration was being given to expanding Grand Central Re's business model to include certain capital-markets related activities. In particular, HVB Group intended to leverage the areas of credit risk management and credit risk structuring for the purpose of providing a platform for the operation of parts of the ratings-sensitive credit treasury business of HVB Group to the extent such business no longer fell in HVB Group's core activities. Due to the high capital requirements related to the planned expansion of Grand Central Re's business activities, HVB Group refrained from its expansion plans. As Grand Central Re's original business model no longer forms part of the core business activities of HVB Group, a decision was made to sell HVB Group's interest in Grand Central Re. In anticipation of the intended sale, a currency related impairment charge in the amount of € 58 million was recorded with respect to the book value of the interest in 2003. See "Year Ended December 31, 2003 compared with Year Ended December 31, 2002—Results of Operations—Net Income from Investments".

Significant Divestitures and Acquisitions in 2003

Reduction of HypoVereinsbank's interest in Bank Austria Creditanstalt. As part of its Transformation 2003 program, in July 2003, HypoVereinsbank reduced its holding in the share capital of Bank Austria Creditanstalt by approximately 22.5% from more than 99.99% to 77.5%, through dilution resulting from a capital increase of Bank Austria Creditanstalt subscribed to by third parties (in which HypoVereinsbank did not participate) and offered and sold to the public in Austria. As part of the transaction, almost the entire share capital of Bank Austria Creditanstalt, except for registered shares representing less than 0.01% of Bank Austria Creditanstalt's share capital, was listed on the Vienna Stock Exchange. Bank Austria Creditanstalt received € 958 million in gross proceeds from the offering. As agreed between HypoVereinsbank and Bank Austria Creditanstalt, Bank Austria Creditanstalt has applied a total amount of approximately € 439 million of the proceeds from the offering to acquire HypoVereinsbank's remaining directly held 18.95% interest in Bank Austria Creditanstalt's Polish banking subsidiary Bank Przemyslowo-Handlowy PBK S.A., Krakow ("Bank BPH") in several tranches between August and December 2003.

Based on HypoVereinsbank's remaining stake in Bank Austria Creditanstalt of approximately 77.5%, Bank Austria Creditanstalt continues to be a fully consolidated subsidiary of HypoVereinsbank. Therefore, Bank Austria Creditanstalt's results will continue to be fully reflected in HVB Group's financial statements. However, HypoVereinsbank's sale of a 22.5% minority interest in Bank Austria Creditanstalt does affect HVB Group's minority interest in net income (loss) in the income statement and minority interest in the balance sheet. For the year ended December 31, 2003, HVB Group's minority interest in net income was minus € 197 million, including minus € 118 million relating to the 22.5% stake in Bank Austria Creditanstalt floated in July 2003. HVB Group's minority interests totaled € 2,476 million as of December 31, 2003, including € 1,006 million relating to the 22.5% stake in Bank Austria Creditanstalt floated in July 2003. On a pro forma basis, as if a 22.5% stake in Bank Austria Creditanstalt had been floated as of January 1, 2002, HVB Group's minority interest in net loss for the year ended December 31, 2002 would have been reduced by € 114 million, resulting in a minority interest in net loss of minus € 85 million.

Transfer of a large portion of HVB Group's commercial real estate financing activities. In anticipation of the September 2003 spin-off of a substantial portion of its commercial real estate financing activities and the related transfer of several non-German commercial real estate loan portfolios of HypoVereinsbank, HVB Group reported these activities which reflect the Group's former business segment "HVB Real Estate" as a discontinuing operation under the name "Hypo Group" in its HVB Group Financial Statements for the year 2002. The Hypo Group business segment did not reflect the existing commercial real estate loan portfolios of HypoVereinsbank in Germany (except for the cross-border commercial real estate loan portfolios carried by HypoVereinsbank) and HVB Group's commercial real estate financing business in Austria and Central and Eastern Europe that were not transferred to Hypo Real Estate Group, nor did it reflect HVB Group's real estate loan portfolio in the United States that was sold to Hypo Real Estate Group after the completion of the spin-off. The Hypo Group segment is presented in the HVB Group Financial Statements for the year 2002 (and 2001 comparative figures) as if the Hypo Group was a stand-alone corporate group separate from the HVB Group. The reporting of Hypo Group as a discontinuing operation required the first-time application of IAS 35.

In December 2003, HVB Group completed the sale of its U.S. commercial real estate loan portfolio, which had a lending volume of approximately USD 3.96 billion and additional lending commitments of approximately USD 1.27 billion as of November 25, 2003 to Hypo Real Estate Group for a purchase price of € 3.5 billion. The vast majority of the loans was transferred in physical ("true sale") form, with only a small portion of the aggregate lending volume transferred in synthetic form.

Sale of norisbank AG and other non-strategic subsidiaries and participations. In July 2003, HypoVereinsbank agreed to sell its 100% interest in norisbank AG ("norisbank") to DZ Bank AG for a purchase price of € 416 million. The transfer of HypoVereinsbank's interest in norisbank and the payment of the final purchase price of € 416 million occurred as of September 30, 2003. In line with the transaction structure, norisbank's results for the nine months ended September 30, 2003 were allocated to HVB Group.

In October 2003, HVB Group agreed to sell its 100% interest in Bank von Ernst & Cie. AG ("Bank von Ernst") to The Royal Bank of Scotland plc for a purchase price of approximately € 320 million, subject to certain price adjustments based on the audited balance sheet of Bank von Ernst as of November 30, 2003. The transfer of HVB Group's interest in Bank von Ernst and the payment of the purchase price of € 320 million occurred as of November 28, 2003. Based on the balance sheet figures, HypoVereinsbank does not expect the purchase price to be reduced.

In November 2003, HypoVereinsbank agreed to sell a 75.1% interest in its real estate asset management business to INVESCO. The interest sold included seven unconsolidated real estate investment funds and two unconsolidated real estate special funds. The real estate assets under management by the real estate funds sold was € 3.5 billion. In 2003, HVB Group realized a gain of € 15 million through the sale which was completed as of December 30, 2003. A further € 5 million gain was realized by an unconsolidated entity in 2003.

Establishment of HVB Global Assets Company L.P. In August 2003, HVB Group established HVB Global Assets Company L.P. ("HVB Global Assets"), a fully consolidated subsidiary of HVB Group, to which HVB Group transferred part of its portfolio of project finance loans and certain lending commitments. HVB Global Assets' volume of loans and advances was € 807 million as of December 31, 2003. Between October and December 2003, General Electric Capital Corporation, Stamford, in its capacity as a financial investor, in several steps acquired an indirect equity stake in HVB Global Assets against a cash contribution. As of December 31, 2003, this equity stake amounted to approximately € 747 million. For German bank regulatory purposes, HVB Global Assets qualifies as a financial company which is consolidated in HVB Group for bank regulatory purposes. Therefore, General Electric Capital Corporation's investment in HVB Global Assets qualifies as Tier I capital for bank regulatory purposes. In addition, General Electric Capital Corporation's investment in HVB Global Assets results in an increase of HVB Group's minority interest by approximately € 747 million. Since the transaction was completed in the fourth quarter of 2003, it had only marginal effects on the 2003 HVB Group results, including on minority interests in net loss.

Transfer of Pension provisions to HVB Trust. In December 2003, HVB Group transferred € 1,613 million of pension provisions to HVB Trust under a Contractual Trust Arrangement (CTA). The pension provisions transferred related to HypoVereinsbank's defined benefit obligations arising from direct commitments that were granted to employees of HypoVereinsbank prior to March 1, 2003. An aggregate amount of € 1,613 million of provisions was transferred. HVB Trust was funded with a corresponding amount of assets, comprising € 1,415 million in cash deposited with and secured by HypoVereinsbank, € 73 million in variable-yield securities issued by HVB Group companies and € 125 million in variable-yield securities issued by public-sector debtors. The transfer of pension provisions and trust assets to HVB Trust in December 2003 resulted in a corresponding reduction of the assets and liabilities of HVB Group. The transfer did not have any effect on HVB Group's 2003 pension expenses. As a result of the transfer, HVB Group's pension expenses in future years are expected to be significantly reduced due to HVB Group's expense reimbursement claim against HVB Trust under the CTA.

Acquisition of Central Profit banka d.d. In the fourth quarter of 2003, Bank Austria Creditanstalt acquired a 76.5% interest in Central Profit banka d.d. Sarajevo, Bosnia's fourth largest bank measured in terms of total year-end 2002 assets, which amounted to approximately € 186 million. Bank Austria Creditanstalt made a tender offer to the minority shareholders holding a total interest of almost 5% in the bank and increased its interest to 81.8%.

HVB Group plans to merge Central Profit banka d.d. with Banka Bosnia i Hercegovina d.d. in 2004 and consolidate the merged bank in the HVB Group for the first time.

Sale of "Fünf Höfe". In December 2003 HypoVereinsbank sold the shopping mall "Fünf Höfe"in Munich at a price of € 270.5 million to the real estate funds company Difa, realizing a disposal gain of approximately € 76 million.

Sale of an interest in CA Versicherung AG. With effect as of December 3, 2003, Bank Austria Creditanstalt sold a 40% interest in CA Versicherung AG at a price of approximately € 72 million to Wiener Städtische Versicherung AG.

Sale of an interest in Union Versicherung AG. With effect as of December 3, 2003 Bank Austria Creditanstalt sold an interest of approximately 23% in Union Versicherung AG in two tranches, one to Wiener Städtische Versicherung AG and one to ERGO International AG, at an aggregate price of approximately € 65 million.

Conversion of a particpation certificate into an interest in a subsidiary of AVZ-Stiftung. By converting a particpation certificate, Bank Austria Creditanstalt acquired a 49% interest in A & B Bankenholding, a subsidiary of AVZ-Stiftung, in May 2003. A & B Bankenholding is a holding company for several minority shareholdings, including three regional Austrian banks (37.5% in Bank für Tirol und Vorarlberg Aktiengesellschaft, 28% in Bank für Kärnten und Steiermark Aktiengesellschaft and 29.4% in Oberbank AG). For more information concerning HVB Group's relationship with AVZ-Stiftung see also "Relationships and Transactions with Major Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationship with AVZ-Stiftung."

Sale of the 100% interest in BACA Asset Finance Limited. With effect as of September 30, 2003, Bank Austria Creditanstalt sold its 100% interest in BACA Asset Finance Limited to Fortis Lease UK Ltd. at a price of € 37.7 million.

Significant Divestitures and Acquisitions in 2002

Deconsolidation of CA IB entities. The deconsolidation of various CA IB entities due to immateriality in 2002 resulted in a gain for HVB Group in the amount of € 26 million.

Sale of stake in VISA-SERVICE Kreditkarten AG. In 2002, HVB Group realized a gain in the amount of € 50 million on the sale of its 24.9% interest in VISA-SERVICE Kreditkarten AG.

Sale of SelfTrade S.A. In December 2002, HVB Group realized a gain in the amount of € 36 million on the sale of its online broker subsidiary SelfTrade S.A. to FIMATEX S.A. This gain was more than offset by non-scheduled goodwill amortization with respect to SelfTrade S.A. in the amount of € 164 million in 2002 (and € 100 million in 2001).

Sale of minority interests in various companies. In 2002, HVB Group realized a gain of € 632 million on the disposal of holdings in E.ON AG, Deutsche Börse AG, Dresdner Bank AG, Spaten Franziskaner KGaA and Clearstream AG.

Acquisition of interests in banks in Central and Eastern Europe. In April 2002, HVB Group through Bank Austria Creditanstalt, acquired a total of 90.1% of the shares of Splitska Banka d.d., the fourth largest bank in Croatia, measured in terms of total assets as of December 31,2002 for a purchase price of € 139 million. 87.6% of the shares of Splitska Banka d.d. were acquired from UniCredito Italiano S.p.A. and the Croatian State Agency for Deposit Insurance and Bank Rehabilitation, a further 2.5% from a large number of minority shareholders. Splitska Banka d.d. has been consolidated since May 1, 2002. In October 2002, HVB Group through Bank Austria Creditanstalt completed the acquisition of close to 100% of the shares of Commercial Bank Biochim AD, the fourth-largest bank in Bulgaria, measured in terms of total assets. Following the acquisition, Commercial Bank Biochim AD was merged with BA-CA group's existing subsidiary HVB Bank Bulgaria EAD. Commercial Bank Biochim AD was included in the HVB Group Financial Statements as from January 1, 2003.

Sale of a 94% interest in Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG. On June 30, 2002, HypoVereinsbank sold its 94% holding in Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG to LHI

Leasing und Beteiligungs GmbH at a price of approximately € 77 million. The amount of the gains realized was € 1 million. In 2003, provisions had to be established for obligations arising out of the purchase agreement in the amount of € 15 million.

Disposal of an over 99% interest in Westfalenbank AG. As of August 5, 2002, HypoVereinsbank acquired an interest of approximately 27% in Falke Bank AG by way of a capital increase against contribution in kind, the contribution in kind being HypoVereinsbank's 99.8% interest in Westfalenbank. HypoVereinsbank also received approximately € 123 million in cash in addition to the participation in Falke Bank. The purchase price was reduced by the assumption of various guarantees and obligations and the resulting allowances in the purchase agreement. By the end of 2002 HypoVereinsbank reduced its shareholding in Falke Bank to slightly under 10%.

Acquisition and disposal of an interest of approximately 8.3% in Oesterreichische Kontrollbank. With effect as of March 28, 2002, Bank Austria Creditanstalt acquired approximately 8.3% of the shares of Oesterreichische Kontrollbank from Westdeutsche Landesbank at a purchase price of € 34.2 million and directly sold it on to a subsidiary of AVZ-Stiftung, a holding company for minority shareholdings.

Significant Divestitures and Acquisitions in 2001

Sale of Hypo Foreign & Colonial Management (Holdings) Ltd. In the first quarter of 2001, HypoVereinsbank sold its 90% interest in its asset management subsidiary Hypo Foreign & Colonial Management (Holdings) Ltd. ("Hypo Foreign & Colonial") to EUREKO B.V. HVB Group realized a gain of € 370 million on the sale which was completed in March 2001.

Sale of Banco Popular Español. In December 2001, HypoVereinsbank sold its 4.7% interest in Banco Popular Español to Allianz AG (4.1%) and to the market (0.6%). HVB Group realized a gain of € 106 million on the sale which was completed in December 2001.

Sale of BA-CA Group's interests in Bank für Kärnten und Steiermark AG, Bank für Tirol und Vorarlberg AG and Oberbank AG, as well as a transfer of other equity interests of BA-CA. In December 2001, BA-CA Group sold its 28.0% interest in Bank für Kärnten und Steiermark AG, its 37.5% interest in Bank für Tirol und Vorarlberg AG and its 29.4% interest in Oberbank AG to A&B Bankenholding, a subsidiary of AVZ-Stiftung and transferred other equity participations of BA-CA Group in industrial companies to a subsidiary of B&C Privatstiftung. HVB Group realized a gain of € 103 million on the sales which were completed in December 2001. In regard to HVB Group's relationship to B & C Stiftung, see also "Relationships and Transactions with Major Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationships with B & C Privatstiftung."

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Overview

The following table presents the condensed consolidated income statement for HVB Group for the years ended December 31, 2003 and 2002:

	Year ended December 31,				
	2003	2002 *(pro forma)*[1]	2003/2002 *(pro forma)*[1]	2002 *(actual)*	2003/2002 *(actual)*
	(€ in millions)		Change (in %)	(€ in millions)	Change (in %)
Net interest income	5,881	5,936	(0.9)	6,649	(11.6)
Provisions for losses on loans and advances	2,313	3,292	(29.7)	3,797	(39.1)
Net interest income after provisions for losses on loans and advances	3,568	2,644	34.9	2,852	25.1
Net commission income	2,795	2,672	4.6	2,684	4.1
Gains less losses arising from trading securities (trading profit)	820	787	4.2	787	4.2
General administrative expenses[2]	6,371	6,896	(7.6)	7,076	(9.9)
Balance of other operating income and expenses	620	180	>100	115	>100
Operating profit (loss)	1,432	(613)	>100	(638)	>100
Net income from investments	(1,806)	587	>(100)	649	>(100)
Amortization of goodwill	1,134	395	>100	395	>100
Additions to restructuring provisions[3]	—	283	(100)	286	(100)
Balance of other income and expenses	(638)	(149)	>(100)	(151)	>(100)
Net income (loss) before taxes	(2,146)	(853)	>(100)	(821)	>(100)
Income taxes	296	(3)	>100	37	>100
Net income (loss)	(2,442)	(850)	>(100)	(858)	>(100)
Minority interest in net income (loss)	(197)	41	>(100)	29	>(100)
Net income (loss) adjusted for minority interest	(2,639)	(809)	>(100)	(829)	>(100)
Total operating revenues[4]	10,116	9,575	5.7	10,235	(1.2)

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

(2) General administrative expenses no longer incorporate additions to restructuring provisions.

(3) Additions to restructuring provisions comprise provisions for measures aimed at reducing future expenses (e.g., compensation payments and leasehold termination costs for rented properties that will no longer be required in the future and payments in connection with severance payments and pre-retirement part-time working arrangements). The net additions to these provisions were reported separately for the first time in 2002.

(4) Comprised of net interest income, net commission income, trading profit and balance of other operating income and expenses.

Compared with the operating loss of € 613 million in 2002 (HVB Group (pro forma)), HVB Group's operating profit in the amount of € 1,432 million in 2003 primarily reflects a reduction in provisions for losses on loans and advances by € 979 million, an increase of net commission income by € 123 million, a reduction of general administrative expenses by € 525 million and an increase in the balance of other operating income and expenses by € 440 million, with net interest income being only slightly lower (minus € 55 million) and trading profit being slightly higher (plus € 33 million). The reasons for the decline in provisions for losses on loans and advances can mainly be found in the fact that in 2003 – as opposed to in 2002 – HVB Group was not affected by unexpected, large insolvencies or a necessity to increase its lump-sum special loan loss provisions. The increase in net commission income resulted mainly from increases in all types of commission income from securities and custodial services, including an increased number of transactions and the sale of new investment products. The reduction of general administrative expenses was largely due to the implementation of the capacity adjustment program (approximately 60%) and deconsolidation and currency effects (approximately 40%). The increase in the balance of other operating income and expenses reflected gains from the sale of norisbank (€ 279 million) and Bank von Ernst (€ 189 million). The slight decrease in net interest income was primarily due to reductions in lending volumes as a result of the reduction of risk-weighted assets as part of the Transformation 2003 program as well as the decline of the exchange rate of the U.S. dollar and the Polish Zloty vis-á-vis the Euro. These adverse effects were, to a large extent, offset by improvements in the lending margin. The slight increase in trading profit in 2003 resulted from equity trading.

HVB Group's net loss from investments in 2003 in the amount of € 1,806 million reflected primarily the impairment charges with respect to AfS financial instruments (€ 2,198 million), in particular with respect to HVB Group's holdings in Allianz, Münchener Rück and ERGO (€ 1.825 million), which were only partly offset by the gains (€ 127 million) realized on the sale of the shopping mall "Fünf Höfe" and the interest in Union Versicherung. HVB Group's amortization of goodwill in 2003 in the amount of € 1,134 million was largely attributable to the non-scheduled amortization of goodwill in the amount of € 918 million, including the goodwill of Bank Austria Creditanstalt in the amount of € 800 million, and scheduled amortization of goodwill in the amount of € 216 million. The balance of other income and expenses in the amount of minus € 638 million was largely comprised of the indemnification obligation vis-á-vis Hypo Real Estate Bank against a net loss due to specific loan loss provisions in the amount of up to € 460 million. HypoVereinsbank expects that Hypo Real Estate Bank will draw the maximum amount under the indemnity. HVB Group's income taxes increased to € 296 million in 2003 primarily due to the release of deferred tax asset allowances made in previous years. HVB Group's resulting net loss for 2003 in the amount of € 2,442 million increased to € 2,639 million due to minority interests in the amount of minus € 197 million, while in the preceding year € 41 million of the € 850 million net loss (pro forma) was attributable to minority interests. This development resulted from the reduction of HypoVereinsbank's interest in Bank Austria Creditanstalt from over 99% to 77.5% through the issuance and placement of new shares corresponding to 22.5% of the share capital with third parties to which a proportionate share in the positive results of BA-CA Group for 2003 is allocated, which share thus increases the net loss of HVB Group.

The non-scheduled items that aversely affected the annual results of HVB Group in 2003 in an aggregate net amount of minus € 2.756 million may be summarized as follows:

- *Balance of other operating income and expenses.* The balance of other operating income and expenses included as a positive non-scheduled item a realization gain in the aggregate amount of € 468 million from the sale of norisbank and Bank von Ernst.
- *Net income from investments.* Net income from investments was affected by non-scheduled items in the form of impairment charges on AfS financial instruments in the amount of € 1,989 million, compared to one-off revenues from the sale of financial investments in the amount of € 127 million.
- *Amortization of goodwill.* Non-scheduled items resulting from non-scheduled amortization of goodwill including that of Bank Austria Creditanstalt amounted to € 902 million. Other non-scheduled amortization in the amount of € 16 million on a small participation was not defined as a non-scheduled item by HypoVereinsbank.
- *Balance of other income and expenses.* The balance of other income and expenses included as a non-scheduled item other expenses in the amount of € 460 million with respect to the indemnification obligation vis-á-vis Hypo Real Estate Bank against a net loss due to specific loan loss provisions.

In the absence of either positive or negative non-scheduled items, HVB Group's net income before taxes in 2003 would have been € 610 million (rather than the actual net loss of € 2,146 million). Without taking the positive effects of the sale of norisbank and Bank von Ernst into account, the cost-income ratio (on the basis of operating revenues) of HVB Group in 2003 would have been 66.0% (rather than the actual ratio of 63.0%). Without taking into account the above impairment charges on AfS financial instruments the core capital ratio (BIS) of HVB Group as of December 31, 2003 would have been 6.8% (rather than the actual ratio of 5.9%) and the equity funds ratio (BIS) would have been 10.8% (rather than the actual ratio of 9.7%).

Segmental Overview

The following table shows a breakdown of the condensed consolidated income statement for HVB Group by business segment for the years ended December 31, 2003 and 2002:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ Consolidation	New HVB Group	Hypo Group (*discontinuing operation*)	Consolidation	HVB Group old
	(€ in millions)								
Net interest income									
2003	2,911	1,948	1,356	(12)	(322)	5,881	—	—	—
2002	2,954	1,981	1,373	(10)	(362)	5,936[1]	736[1]	(23)	6,649
Provisions for losses on loans and advances									
2003	1,455	461	330	58	9	2,313	—	—	—
2002	1,853	511	919	—	9	3,292[1]	505	—	3,797
Net commission income									
2003	1,236	1,109	451	—	(1)	2,795	—	—	—
2002	1,187	1,064	418	(2)	5	2,672[1]	12	—	2,684
Trading profit									
2003	5	105	652	—	58	820	—	—	—
2002	3	30	699	—	55	787[1]	—	—	787
General administrative expenses									
2003	2,943	2,285	1,086	13	44	6,371	—	—	—
2002	3,266	2,222	1,319	27	62	6,896[1]	254	(74)	7,076
Balance of other operating income and expenses									
2003	524	37	6	(3)	56	620	—	—	—
2002	28	24	30	(4)	102	180[1]	14	(79)	115
Operating profit (loss)									
2003	278	453	1,049	(86)	(262)	1,432	—	—	—
2002	(947)	366	282	(43)	(271)	(613)[1]	3	(28)	(638)
Net income from investments									
2003	(26)	63	7	—	(1,850)	(1,806)	—	—	—
2002	(99)	50	(267)	—	903	587[1]	62	—	649
Amortization of goodwill									
2003	19	721	389	—	5	1,134	—	—	—
2002	215	118	59	—	3	395[1]	—	—	395
Additions to restructuring provisions									
2003	—	—	—	—	—	—	—	—	—
2002	212	2	35	—	34	283[1]	3	—	286
Balance of other income and expenses									
2003	(9)	(7)	(1)	(152)	(469)	(638)	—	—	—
2002	(11)	(2)	(3)	(115)	(18)	(149)[1]	(2)	—	(151)
Net income (loss) before taxes									
2003	224	(212)	666	(238)	(2,586)	(2,146)	—	—	—
2002	(1,484)	294	(82)	(158)	577	(853)[1]	60	(28)	(821)
Thereof: BA-CA Group									
2003	—	(212)	(154)	—	7	(359)	—	—	—
2002	—	294	(42)	—	34	286[1]	—	—	—

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

The following table shows the segment information for fiscal year 2002 based on the old and new cost and segment allocation method. See "—Introduction—Changes in Accounting Policies; Restatements."

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ Consolidation	New HVB Group (*pro forma*)[1]	Hypo Group (*discontinuing operation, pro forma*)[1]	Consolidation	HVB Group old
					(€ in millions)				
Net interest income									
actual	2,954	1,968	1,382	(10)	(358)	5,936	736	(23)	6,649
adjusted	2,954	1,981	1,373	(10)	(362)	5,936	736	(23)	6,649
Provisions for losses on loans and advances									
actual	1,853	511	919	—	9	3,292	505	—	3,797
adjusted	1,853	511	919	—	9	3,292	505	—	3,797
Net commission income									
actual	1,187	1,044	418	(2)	25	2,672	12	—	2,684
adjusted	1,187	1,064	418	(2)	5	2,672	12	—	2,684
Trading profit									
actual	3	91	699	—	(6)	787	—	—	787
adjusted	3	30	699	—	55	787	—	—	787
General administrative expenses									
actual	3,189	2,226	1,395	29	57	6,896	254	(74)	7,076
adjusted	3,266	2,222	1,319	27	62	6,896	254	(74)	7,076
Balance of other operating income and expenses									
actual	28	24	30	(4)	102	180	14	(79)	115
adjusted	28	24	30	(4)	102	180	14	(79)	115
Operating profit									
actual	(870)	390	215	(45)	(303)	(613)	3	(28)	(638)
adjusted	(947)	366	282	(43)	(271)	(613)	3	(28)	(638)
Net income from investments									
actual	(99)	44	(267)	—	909	587	62	—	649
adjusted	(99)	50	(267)	—	903	587	62	—	649
Amortization of goodwill									
actual	215	111	62	—	7	395	—	—	395
adjusted	215	118	59	—	3	395	—	—	395
Additions to restructuring provisions									
actual	212	2	35	—	34	283	3	—	286
adjusted	212	2	35	—	34	283	3	—	286
Balance of other income and expenses									
actual	(11)	(2)	(3)	(115)	(18)	(149)	(2)	—	(151)
adjusted	(11)	(2)	(3)	(115)	(18)	(149)	(2)	—	(151)
Net income (loss) before taxes									
actual	(1,407)	319	(152)	(160)	547	(853)	60	(28)	(821)
adjusted	(1,484)	294	(82)	(158)	577	(853)	60	(28)	(821)
Thereof: BA-CA Group									
actual	—	319	(61)	—	5	263	—	—	263
adjusted	—	294	(42)	—	34	286	—	—	—

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

The following table shows a breakdown of certain key income statement data for HVB Group's Germany business segment by business unit for the periods indicated:

	Retail and private banking	Corporates and Professionals	Commercial real estate finance	Consolidation	Germany business segment Total
	(€, in millions, except ratios)				
Operating revenues[1]					
2003	2,587	1,575	515	(1)	4,676
2002	2,156	1,516	527	(27)	4,172
Provisions for losses on loans and advances					
2003	312	640	503	—	1,455
2002	426	870	557	—	1,853
General administrative expenses					
2003	1,906	806	232	(1)	2,943
2002	2,253	772	259	(18)	3,266
Operating profit (loss)					
2003	369	129	(220)	0	278
2002	(523)	(126)	(289)	(9)	(947)
Cost-income ratio (in % based on operating revenues)[2]					
2003	73.7	51.2	45.0	—	62.9
2002	104.5	50.9	49.1	—	78.3

(1) Sum of net interest income, net commission income, trading profit and balance of other operating income and expenses.
(2) General administrative expenses as a percentage of total operating revenues (net interest income, net commission income, trading profit and balance of other operating income and expenses).

The following table shows a breakdown of certain key income statement data for HVB Group's Austria/CEE business segment by business unit for the periods indicated:

	Private customers	Corporates	CEE	Consolidation	Austria/CEE business segment Total
	(€ in millions, except ratios)				
Operating revenues[1]					
2003	1,271	985	943	—	3,199
2002	1,261	919	920	(1)	3,099
Provisions for losses on loans and advances					
2003	139	232	90	—	461
2002	97	264	150	0	511
General administrative expenses					
2003	1,019	576	690	—	2,285
2002	1,041	495	686	0	2,222
Operating profit (loss)					
2003	113	177	163	—	453
2002	123	160	84	(1)	366
Cost-income ratio (in % based on operating revenues)[2]					
2003	80.2	58.5	73.2	—	71.4
2002	82.6	53.9	74.6	—	71.7

(1) Sum of net interest income, net commission income, trading profit and balance of other operating income and expenses.
(2) General administrative expenses as a percentage of total operating revenues (net interest income, net commission income, trading profit and balance of other operating income and expenses).

The following table shows a breakdown of certain key income statement data for HVB Group's Corporates & Markets business segment by business unit for the periods indicated:

	Equity Markets	Debt Markets	Corporates	Consolidation	Corporates & Markets business segment Total
			(€ in millions, except ratios)		
Operating revenues[1]					
2003	243	1,091	1,141	(10)	2,465
2002	198	1,050	1,336	(64)	2,520
Provisions for losses on loans and advances					
2003	0	0	330	—	330
2002	0	5	914	—	919
General administrative expenses					
2003	175	501	420	(10)	1,086
2002	248	631	506	(66)	1,319
Operating profit (loss)					
2003	68	590	391	—	1,049
2002	(50)	414	(84)	2	282
Cost-income ratio (in % based on operating revenues)[2]					
2003	72.0	45.9	36.8	—	44.1
2002	125.3	60.1	37.9	—	52.3

(1) Sum of net interest income, net commission income, trading profit and balance of other operating income and expenses.
(2) General administrative expenses as a percentage of total operating revenues (net interest income, net commission income, trading profit and balance of other operating income and expenses).

Results of Operations

Net Interest Income

Net interest income is primarily a function of the volume of interest-earning assets and interest-bearing liabilities and the interest margin or spread (the difference between the rate of interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities), as well as of one-time effects, such as deconsolidations and currency-related effects.

The table below sets forth a breakdown of HVB Group's reported net interest income into interest income, interest expense and net income from leasing operations for the periods indicated:

	Year ended December 31,		
	2003	2002 *(pro forma)*[1]	2002 *(actual)*
		audited (€ in millions, except margins)	
Net Interest Income[2]			
Interest and similar income from:			
Lending and money market transactions	17,356	20,646	28,222
Fixed income securities and government-inscribed debt	1,531	3,031	4,874
Equity securities and other variable-yield securities	159	246	259
Subsidiaries	112	162	136
Companies valued at equity	65	16	16
Participating interests	69	61	62
Investment property	31	37	55
Total	19,323	24,199	33,624
Interest expense and similar charges for:			
Deposits	7,200	9,488	12,217
Promissory notes and other liabilities evidenced by paper	5,338	7,634	13,500
Subordinated capital	1,061	1,244	1,361
Total	13,599	18,366	27,078
Net income from lease operations	157	103	103
Net interest income	5,881	5,936	6,649
Interest margin:			
Based on average risk assets (BIS)[3]	2.44%	2.18%	2.07%
Based on average volume of business[4]	1.38%	1.23%	1.04%

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."
(2) Interest and dividend income received and refinancing costs and commissions paid with respect to assets held in the trading portfolio are included in "trading profit". See "—Trading Profit," below.
(3) Net interest income as a percentage of average risk assets excluding off-balance sheet assets.
(4) Net interest income as a percentage of average volume of business (total assets excluding assets held for trading purposes).

HVB Group's net interest income fell by € 768 million, or 11.6%, in 2003 compared with the net interest income of HVB Group (actual) in 2002. This decline largely reflects interest income in the amount of € 736 million in 2002 which was allocated to the spun-off Hypo Group. Compared with the 2002 HVB Group (pro forma) amount, HVB Group's net interest income in 2003 only declined by € 55 million, or 0.9%, despite the considerable reduction of average risk-weighted assets (excluding off-balance sheet assets) in the aggregate amount of € 31.5 billion, or 11.5%. The reasons for the 2003 development compared with the 2002 (HVB Group (pro forma)) amounts were essentially:

- The decline in HVB Group's interest income by € 4,876 million, or 20.1%, compared with the previous year was largely offset by the unusually large decline in interest expenses by € 4,767 million, or 26.0%, compared with the previous year.
- The decline in interest income was primarily due to a decline in interest income from lending and money market transactions resulting in particular from volume reductions. These are also reflected in the decline in lending volume by € 37.4 billion, or 10.0%, as of December 31, 2003 compared with December 31, 2002 and a group-wide reduction of interest-bearing risk-weighted assets.
- Declining interest income resulting from the decline in lending volume and market interest rates was partly offset by the rigorous application of risk-adjusted pricing in connection with the extension of new loans and adjustments to the lending terms in the case of extensions and renewals of loans, especially in the Germany and Corporates & Markets business segments.
- The decline in interest expenses was largely due to lower funding needs as a result of the decline in lending volume and the lower market interest rates. Lower funding needs were reflected in particular by the decline in promissory notes and other liabilities evidenced by paper by € 24.8 billion as of December 31, 2003 compared with December 31, 2002, and in the decline in deposits from other banks by € 23.5 billion as of December 31, 2003 compared with December 31, 2002.
- The deterioration of the credit standing of HypoVereinsbank in the capital markets, in the first half of 2003 in particular, temporarily led to considerable risk premiums on the yield of traded capital markets instruments of HypoVereinsbank. Adverse effects on the interest margin could be avoided, however, by consistently passing on these premiums to the lending business. In addition, the relatively more cost-efficient private placements in and outside of Germany of debt securities, offerings of structured products and special fundings could be expanded considerably, and as a result, slightly positive contributions to net interest income were achieved.
- Net interest income was adversely affected by currency effects in the amount of € 148 million. This adverse effect was largely due to the increase in the exchange rate of the Euro compared with the Polish Zloty and the U.S. dollar. Excluding currency effects, net interest income would have increased by € 93 million rather than declined by € 55 million compared with the previous year.
- The contributions to interest income of companies valued at-equity which are included in net interest income increased by € 49 million compared with the previous year.
- The effects of deconsolidations and first-time consolidations of subsidiaries only had a marginal impact on net interest income.

The above effects, in particular the rigorous application of risk-adjusted pricing, contributed to the increase in HVB Group's net interest margin (based on the average lending volume) of 1.23% in 2002 to 1.38% in 2003.

The following table shows a breakdown of HVB Group's net interest income by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real estate workout	Other/ consolidation	New HVB Group	Hypo Group *(discontinuing operation)*	Consolidation	HVB Group old
					(€ in millions)				
Year ended December 31,									
2003	2,911	1,948	1,356	(12)	(322)	5,881	—	—	—
2002[1]	2,954	1,981	1,373	(10)	(362)	5,936[2]	736[2]	(23)	6,649

[1] The 2002 segment data has been restated to the extent necessary to make such data comparable to the 2003 segment data. See "—Introduction—Changes in Accounting Policies; Restatements."

[2] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, interest income in the Germany, Austria/CEE and Corporates & Markets business segments fell only marginally in 2003 by 1.5%, 1.7% and 1.2%, respectively, compared with 2002. In the Germany business segment, the decline in lending volume by € 10,074 million, or 5.7%, could be offset by an improvement in the net interest margin of HypoVereinsbank's private customers and real estate finance business. In the Austria/CEE business segment, the only slightly improved lending margin was only partly able to offset a further decline in the deposit margin that was due to the generally low interest rates. The increase in the exchange rate of the Euro compared with the Polish Zloty also had an adverse effect. In the Corporates & Markets business segment, the decline in lending volume by € 28,943 million, or 27%, could nearly be offset by improved interest margins despite adverse currency effects, largely due to the increase in the exchange rate of the Euro compared with the U.S. dollar. In the Real Estate Workout segment, net interest expense increased by € 2 million. In the Other/consolidation column, net interest expense was reduced by € 40 million, or 11.0%. This decline in net interest expense was essentially due to lower funding rates for non-consolidated shareholdings compared with 2002.

Provisions for Losses on Loans and Advances

Provisions for losses on loans and advances consist of additions to allowances for losses on loans and advances and on guarantees and indemnities and include allowances in respect of counterparty risks, country risks and latent default risks not individually identifiable, net of releases of such allowances and payments received in respect of written-off loans.

The following table summarizes changes in risk provisioning amounts for HVB Group during each of the years indicated:

	Year ended		
	2003	2002 *(pro forma)*[1]	2002 *(actual)*
	audited, except as indicated otherwise (€ in millions, excluding net additions and risk provisioning rates)		
Provisions for Losses on Loans and Advances			
Additions:			
Allowances for losses on loans and advances	3,597	4,458	4,975
Allowances for losses on guarantees and indemnities	191	260	260
Total additions	3,788	4,718	5,235
Of which:			
Counterparty risk	3,409	4,512[2]	5,007
Country risk	13	48[2]	48
Latent risk	366	158[2]	180
Releases:			
Allowances for losses on loans and advances	(1,157)	(1,179)	(1,188)
Allowances for losses on guarantees and indemnities	(191)	(149)	(149)
Total releases	(1,348)	(1,328)	(1,337)
Of which:			
Counterparty risk	(1,294)	(996)[2]	(1,023)
Country risk	(14)	(189)[2]	(189)
Latent risk	(40)	(143)[2]	(125)
Recoveries from write-offs of loans and advances	(127)	(98)	(101)
Net additions to provisions for losses on loans and advances	2,313	3,292	3,797
Non-accrual loans	13,886	12,581	14,694
Net additions to allowances for losses on loans and advances, as a percentage of non-accrual loans	16.7%	26.2%	25.8%
Coverage ratio for non-accrual loans[3]	86%	101%	97%
Total allowances, as a percentage of lending volume[4]	3.51%	3.37%	2.91%

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."
(2) Unaudited.
(3) Total allowances for losses on loans and advances as a percentage of non-accrual loans.
(4) Total allowances for losses on loans and advances as a percentage of lending volume as of the end of the period.

HVB Group's net additions to allowances for losses on loans and advances declined in 2003 by € 1,484 million, or 39%, compared to 2002 (HVB Group (actual)). This decline includes the allowances for losses on loans and advances attributable to the spun-off Hypo Group, which amounted to € 505 million in 2002. Exclusive of the effects of the spin-off, the decline in provisions for losses on loans and advances in 2003 compared with the previous year (HVB Group (pro forma)) was € 979 million, or 29.7%. This decline primarily reflected a decline in the additions to allowances for losses on loans and advances in 2003 by € 930 million, with releases remaining nearly unchanged in 2003 compared with 2002. In 2003, lower additions to allowances for losses on loans and advances were required because – other than in 2002 – HVB Group was not affected by any large insolvencies despite poor macro-economic conditions and the continued increase in the number of insolvencies both in Germany and Austria.

HVB Group's coverage ratio declined from 101% at December 31, 2002 (pro forma) to 86% at December 31, 2003. The primary reason for this decline was the fact that HVB Group generally experiences a time lag in its placement of loans on non-accrual status, even after they have been identified as problem loans. This is because in typical banking arrangements in Germany and Austria, interest often continues to be paid automatically from a borrower's current account even after indicia have been received that the repayment of principal may be in doubt. HVB Group therefore placed more loans on non-accrual status in 2003 than in 2002, reflecting this delay effect on the higher level of problem loans in 2002. HVB Group has been reviewing its processes for placing loans on non-accrual status in an effort to shorten this time lag; this also contributed to the increase in non-accrual loans at December 31, 2003.

The ratio of HVB Group's total loan loss allowance to its total lending volume increased slightly from 3.37% (pro forma) at December 31, 2002 to 3.51% at December 31, 2003 due to the reduction in size of HVB Group's loan portfolio and the improving credit quality of the portfolio. On a credit quality basis, 37.0% of HVB Group's credit exposure was in rating classes 1, 2 or 3 at December 31, 2003 as compared with 35.9% (pro forma) one year earlier; the proportion of credit exposures in HVB Group's lowest three categories remained essentially unchanged.

For a discussion of the Group's risk provisioning rates in the years 2002 and 2003, see "Credit Portfolio—Risk Provisioning Rates."

The following table shows a breakdown of HVB Group's provisions for losses on loans and advances by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group	Hypo Group *(discon-tinuing operation)*	Consolidation	HVB Group old
					(€ in millions)				
Year ended December 31,									
2003	1,455	461	330	58	9	2,313	—	—	—
2002	1,853	511	919	—	9	3,292[1]	505[1]	—	3,797

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, provisions for losses on loans and advances in the Germany business segment fell by € 398 million, or 21.5%, in 2003 compared with the previous year. This decline essentially resulted from the fact that as opposed to the previous year no increase in lump-sum special loan loss provisions was required. In addition, despite the continued adverse macro-economic environment in Germany, less risk provisioning was necessary as compared with the previous year, since a large number of problem loans was allocated to the restructuring units early in 2002. In the Austria/CEE business segment, net additions to allowances for losses on loans and advances fell by € 50 million or 9.8%. This decline was primarily due to € 58 million, or 50.2%, lower provisions for losses on loans and advances of Bank BPH in Poland, which benefited from the weakness of the Polish Zloty compared with the Euro. In the Corporates & Markets business segment, provisions for losses on loans and advances declined by € 589 million, or 64.1%, in 2003 compared with the previous year. This decline was mainly due to the fact that as opposed to 2002, HVB Group was not affected by any unexpected large insolvency in 2003. As the development of the commercial real estate market in Germany was very weak in 2003 and, therefore, the values used previously could no longer be taken as the basis for the expected realization values of the real estate included in this segment, provisions for losses on loans and advances rose in the amount of € 58 million in the Real Estate Workout segment in 2003.

Net Commission Income

The table below sets forth a breakdown of HVB Group's reported net commission income into commission income and commission expense:

	Year ended December 31,		
	2003	2002 (pro forma)[1]	2002 (actual)
	audited, except as indicated otherwise (€ in millions)		
Commission income from:			
Securities and custodial services[3]	1,322	1,280[2]	1,291
Of which:			
Securities services	510	573[2]	573
Asset management	283	293[2]	293
Custodial services (excluding asset management)	147	130[2]	130
Other securities-related services	382	284[2]	295
Foreign trade and money transfer operations	1,117	1,090[2]	1,090
Lending operations	608	584[2]	645
Other service operations[4]	362	326[2]	308
Total	3,409	3,280	3,334
Commission expenses for:			
Securities services[3]	224	209[2]	216
Of which:			
Securities services	22	49[2]	49
Asset management	52	64[2]	64
Other securities-related services	150	96[2]	104
Foreign trade and money transfer operations	133	151[2]	151
Lending operations	151	135[2]	168
Other service operations[4]	106	113[2]	114
Total	614	608	650
Net commission income	2,795	2,672	2,684

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."
(2) Unaudited.
(3) Includes underwriting and asset management activities.
(4) Includes primarily insurance product sales, home loan product sales and financial advisory activities.

HVB Group's net commission income rose in 2003 compared with 2002 (HVB Group (actual)) by € 111 million, or 4.1%. If compared on that basis, net commission income in 2002 includes € 12 million net commission income attributable to the spun-off Hypo Group. Compared with net commission income in 2002 for HVB Group (pro forma), net commission income increased by € 123 million, or 4.6%, in 2003. This increase was due in the amount of € 28 million to securities and custodial services, in the amount of € 44 million to foreign trade and money transfer operations, in the amount of € 8 million to the lending business and in the amount of € 43 million to the other service operations. The increase in net commission income from securities and custodial services was primarily due to the recovery of the securities brokerage business for customers and the commissions earned as manager of several major securities issuances, which in each case resulted from the recovery of the international capital markets in the second half of 2003. The increase in commissions from foreign trade and money transfer operations was predominantly due to an increase in retail banking fees (in particular in money transfer operations, such as recorded payment transactions) at HypoVereinsbank. The increase in net commission income from other service operations in 2003 was largely due to the increase in brokerage commissions for life insurance products in connection with the sales partnership with the Munich Re Group as a result of an increase in the number and volume of life insurance products sold.

The following table shows a breakdown of HVB Group's net commission income by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group	Hypo Group *(discontinuing operation)*	Consolidation	HVB Group old
					(€ in millions)				
Year ended December 31,									
2003	1,236	1,109	451	—	(1)	2,795	—	—	—
2002[1]	1,187	1,064	418	(2)	5	2,672[2]	12[2]	—	2,684

[1] The 2002 segment data has been restated to the extent necessary to make such data comparable to the 2003 segment data. See "—Introduction—Changes in Accounting Policies; Restatements."

[2] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, net commission income in the Germany business segment increased by € 49 million, or 4.1%, in 2003 compared with 2002. This increase was primarily due to the increase in net commission income from securities and custodial services as a result of the recovery of the securities brokerage business, to a new pricing model for money transfer operations and to the commissions for insurance products related to the repayment of the outstanding principal of consumer loans, in particular the HVB Sofortkredit. In the Austria/CEE business segment, net commission income increased by € 45 million, or 4.2%. This increase was primarily related to an increase in provisions from the lending business by € 15 million due to more frequent change-overs from non-Euro denominated loans to Euro denominated loans. In addition, the first-time consolidation of Commercial Bank Biochim and improvements in the net commission income of several smaller BA-CA Group companies contributed to this increase. In the Corporates & Markets business segment, net commission income increased by € 33 million, or 7.9%, in 2003 compared with 2002. This increase primarily reflected an increase in commissions at HypoVereinsbank and Vereins- und Westbank, each in the amount of € 11 million and in both cases for acting as managers for several major securities issuances, which become possible due to the recovery of the international capital markets in the second half of 2003. In addition, the first-time full consolidation of Bode Grabner Beye AG & Co. KG, a corporate consulting company in the area of compensation and pension plan systems, contributed approximately € 11 million to the increase in net commission income.

Trading Profit

Trading profit includes interest and dividend income net of funding costs and commissions relating to the Group's trading activities, which include trading of securities and derivative instruments. For a description of HVB Group's trading portfolio, see "Selected Statistical Information—Consolidated Selected Statistical Information—Assets Held for Trading Purposes."

The table below shows a breakdown of HVB Group's trading profit for the periods presented:

	Year ended December 31,		
	2003	2002 *(pro forma)*[1]	2002 *(actual)*
		audited (€ in millions)	
Trading Profit[2]			
Equity trading	237	172	172
Of which:			
Bayerische Hypo- und Vereinsbank AG	109	122	122
Bank Austria Creditanstalt AG	49	(23)	(23)
Vereins- und Westbank AG	18	1	1
Other	61	72	72
Interest rate and currency trading	583	615	615
Of which:			
Bayerische Hypo- und Vereinsbank AG	398	390	390
Bank Austria Creditanstalt AG	80	158	158
Vereins- und Westbank AG	40	24	24
Other	65	43	43
Total	820	787	787

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

[2] Includes interest and dividend income net of funding costs in the amount of € 119 million in 2003 and interest and dividend income net of funding costs in the amount of minus € 13 million in 2002 related to securities held for trading purposes.

HVB Group's trading profit rose by € 33 million, or 4.2%, in 2003 compared with the previous year both compared with HVB Group (actual) and HVB Group (pro forma). HVB Group's trading profit (actual) and (pro forma) in 2002 was the same because no trading profit was attributable to the spun-off Hypo Group. The increase in trading profit in 2003 was primarily related to an increase in trading profit from equity trading by

€ 65 million, or 37.8%. More specifically, this increase reflected an increase in trading profit from equity trading at Bank Austria Creditanstalt in the amount of € 72 million and at Vereins- und Westbank in the amount of € 18 million. Bank Austria Creditanstalt was able to take advantage of the significant increase in the share price level of the Austrian stock market. Trading in stocks and equity derivatives at Vereins- und Westbank also benefited from the upward trend on the stock markets that commenced during the second quarter of 2003. Trading profit from equity trading at HypoVereinsbank was adversely affected in the amount of € 40 million by the development of the exchange rate of the U.S. dollar compared with the Euro. This adverse effect was offset by the positive impact of the expansion of trading in structured equity products (e.g., certificates and derivatives), so that trading profit from equity trading at HypoVereinsbank only decreased by € 27 million. Trading profit from interest and currency-related business declined by € 32 million, or 5.2%, in 2003 compared with the preceding year. This decline reflected a negative effect on trading profit in the amount of € 78 million at Bank Austria Creditanstalt as a result of unanticipated interest rate movements in the U.S. dollar, Hungarian Forint and Polish Zloty. These adverse effects on the trading profit from interest rate and currency trading could not be fully offset by the increases in the trading profit from interest rate and currency trading in the amount of € 16 million at Vereins- und Westbank and € 18 million at HVB Banque Luxembourg S.A., both of which profited from an anticipated drop in interest rates.

The following table shows a breakdown of HVB Group's trading profit by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group	Hypo Group *(discon-tinuing operation)*	Consolidation	HVB Group old
					(€ in millions)				
Year ended December 31,									
2003	5	105	652	—	58	820	—	—	—
2002[1]	3	30	699	—	55	787[2]	—	—	787

[1] The 2002 segment data has been restated to the extent necessary to make such data comparable to the 2003 segment data. See "—Introduction—Changes in Accounting Policies; Restatements."

[2] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, trading profit in the Austria/CEE business segment rose by € 75 million in 2003, thus amounting to 3.5 times the trading profit of 2002. This increase included trading profit from equity trading at Bank Austria Creditanstalt in the amount of € 27 million, which was largely due to the increased share price levels of the Austrian stock market. In addition, Bank Austria Creditanstalt's profit from interest rate and currency trading allocated to this segment rose by € 32 million. (Although, in general, Bank Austria Creditanstalt's trading profit is allocated to the Corporates & Markets business segment, certain contributions to trading profit fall in the Austria/CEE business segment (for example, trading profit from participations allocated to this business segment, from securities held by this segment for the short term and from certain credit derivatives transactions allocated to this business segment) and the "Other/consolidation" column (for example, trading profit from the New York branch of Bank Austria Creditanstalt)). In addition, the first-time consolidation of Commercial Bank Biochim resulted in an increase of the trading profit in the Austria/CEE segment by approximately € 8 million. Furthermore, the increase in trading profit from interest rate and currency trading was also prompted by several smaller changes at BA-CA Group companies. The trading profit in the Corporates & Markets segment declined in 2003 by € 47 million, or 6.7%. This decline resulted above all from a drop in trading profit from interest rate trading of € 86 million. This decline was primarily due to the developments at Bank Austria Creditanstalt involving a decline in the trading profit from interest rate trading attributable to the Corporates & Markets business segment by an aggregate € 114 million that was essentially the result of unanticipated interest rate movements in the U.S. dollar, Hungarian Forint and Polish Zloty. By contrast, the trading profit contributions from equity trading at HypoVereinsbank (plus € 8 million) and Vereins- und Westbank (plus € 16 million) increased in the Corporates & Markets segment. Trading profit from equity trading in the Corporates & Markets business segment rose by € 39 million. This increase was above all due to Bank Austria Creditanstalt's contribution to trading profit from equity trading, which was largely due to a significant rise in the share price level of the Austrian stock market. The trading profit from equity trading at Vereins- und Westbank (plus € 17 million), in particular from trading with stocks and equity derivatives, benefited from the improving sentiment in the German stock market. HypoVereinsbank's trading profit from equity trading was adversely affected by the decline in the exchange rate of the U.S. dollar compared with the Euro (minus € 13 million). In the "Other/consolidation" column, BA/CA Cayman Islands, which is mainly engaged in alternative investments, and the New York branch of Bank Austria Creditanstalt primarily contributed to trading profit in 2002 und 2003.

General Administrative Expenses

The table below shows a breakdown of HVB Group's general administrative expenses for the periods presented:

	December 31, 2003		
	2003	2002 (*pro forma*)[1]	2002 (*actual*)
		audited	
		(€ in millions, except employees, branches and ratios)	
General Administrative Expenses			
Personnel expenses:			
Wages and salaries	2,666	2,796	2,893
Social security costs	509	496	513
Pension and other employee benefit costs	456	481	506
Total personnel expense	3,631	3,773	3,912
Other administrative expenses	2,108	2,424	2,451
Depreciation and amortization:			
On property, plant and equipment	397	505	514
On software and other intangible assets, excluding goodwill	235	194	199
Total depreciation and amortization	632	699	713
Total general administrative expenses	6,371	6,896	7,076
Number of employees[2]	60,214	64,254	65,926
Number of branches	2,062	2,073	2,104
Total operating revenues[3]	10,116	9,575	10,235
Cost-income ratio (based on total operating revenues)[4]	63.0	72.0	69.1%
Cost-income ratio (based on earnings from ordinary activities)[5]	97.4	73.9	70.4%

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

(2) Based on actual headcount (including part-time employees) at year-end.

(3) Total operating revenues comprised of net interest income, net commission income, trading profit and balance of other operating income and expenses.

(4) General administrative expenses as a percentage of total operating revenues (net interest income, net commission income, trading profit and balance of other operating income and expenses).

(5) General administrative expenses as a percentage of total earnings from ordinary activities (net interest income, net commission income, trading profit, balance of other operating income and expenses, net income from investments, amortization of goodwill, additions to restructuring provisions and balance of other income and expenses).

In 2003, general administrative expenses decreased by € 705 million, or 10.0%, compared with 2002 (HVB Group (actual)). In this comparison, the 2002 amount includes the general administrative expenses attributable to the spun-off Hypo Group, which amounted to € 254 million in 2002. Compared with HVB Group (pro forma), general administrative expenses declined by € 525 million, or 7.6%, in 2003 compared with the previous year. This decline reflected above all the impact of the implementation of cost-cutting measures as part of the Transformation 2003 program and the deconsolidation of subsidiaries. Personnel expenses fell by € 142 million, or 3.7%. This decline was primarily due to a reduction in the number of employees (adjusted for first-time consolidations and deconsolidations as well as the effects of the spin-off) by 4,040, or 6.3%, between year-end 2002 and year-end 2003. First-time consolidation and deconsolidation effects led to a reduction of personnel expenses by € 43 million, and currency effects to a reduction by € 60 million. Other administrative expenses fell by € 316 million, or 13.0%. This decline mainly concerned cost-cutting with respect to external IT- and communication services (minus € 155 million) as well as cost savings in connection with the general cost-cutting measures in the area of office space and building occupancy (minus € 57 million), both for offices and business premises rented from HVB Group companies and those rented from non-consolidated third parties. The effects of first-time consolidations and deconsolidations reduced other administrative expenses by € 36 million, and currency effects led to a reduction by € 55 million. Depreciation and amortization for property, plant and equipment and software as well as intangible assets excluding goodwill also declined slightly by € 67 million (thereof due to currency effects: € 55 million), or 9.6%. The cost-income ratio (based on total operating revenues) improved from 72.% for HVB Group (pro forma) in 2002 to 63.0% in 2003. This improvement was due to the increase in operating revenues of € 541 million, or 5.7%, on the one hand and the decline in general administrative expenses by € 525 million, or 7.6%, on the other hand. The cost-income ratio (based on earnings form ordinary activities) deteriorated from 73.9% for HVB Group (pro forma) in 2002 to 97.5% in 2003. This deterioration resulted from adverse effects on earnings from ordinary activities due to a decline in net income from investments by € 2,393 million, the increase in amortization of goodwill by € 739 million and the decrease in the balance of other income and expenses by € 489 million. The adverse effect in the amount of € 3,621 million was only slightly offset by refraining from making any further additions to restructuring provisions (adverse effect in prior year: € 283 million) and the increase in operating income by € 541 million, or 5.7%. Overall earnings from ordinary activities fell by € 2,797 million, or 30.0%, in 2003. This – compared with the decline in general administrative expenses – disproportionately high decline led to a sharp increase in the cost-income ratio (based on earnings from ordinary activities).

The following table shows a breakdown of HVB Group's general administrative expenses by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group	Hypo Group (discon- tinuing operation)	Consolidation	HVB Group old
					(€ in millions)				
Year ended December 31,									
2003	2,943	2,285	1,086	13	44	6,371	—	—	—
2002[1]	3,266	2,222	1,319	27	62	6,896[2]	254[2]	(74)	7,076

[1] The 2002 segment data has been restated to the extent necessary to make such data comparable to the 2003 segment data. See "—Introduction—Changes in Accounting Policies; Restatements."

[2] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, general administrative expenses in the Germany busines segment decreased in 2003 by € 323 million, or 9.9%. Three main factors were responsible for this decline: deconsolidation effects, job cuts, involving the reduction of 3,091 employees (including deconsolidation effects) and cost-cutting measures, particularly in the areas of IT and office costs. The deconsolidation effects in the amount of minus € 135 million primarily related to the deconsolidation of SelfTrade S.A. (December 31, 2002), DAB Schweiz (deconsolidation: December 31, 2002), Bank von Ernst (November 28, 2003) and Planet Home (January 1, 2003). In the Austria/CEE business segment, the increase in general administrative expenses by € 63 million, or 2.8%, in 2003 was due to the effects of the first-time consolidation of Commercial Bank Biochim AD, Splitska banka d.d. and the expansion of the BA CA Leasing group by four companies. Beneficial currency effects (predominantly the weakness of the Polish Zloty compared with the Euro) were offset by Bank Austria Creditanstalt's increased expenses due to higher costs associated with the results-driven allocation of overhead costs in the BA-CA Group. The decline in general administrative expenses in the Corporates & Markets business segment by € 233 million, or 17.7%, largely occurred at HypoVereinsbank and Bank Austria Creditanstalt and was due to a number of reasons: apart from staff reductions involving 400 employees and savings in IT and office costs, favorable currency effects (predominantly the weakness of the U.S. dollar compared with Euro) and the use of restructuring provisions also played a role. The decline in general administrative expenses in the Real Estate Workout segment was also due to the fact that in 2003 the segment started to assume loan restructuring functions for other business segments, the costs of which were charged to the business segments concerned. The general administrative expenses reflected in the Other/consolidation column in 2003 related primarily to the expenses for the integration of Vereins- und Westbank in the amount of € 50 million. In 2002, the general administrative expenses reflected in this column were predominantly comprised of expenses of HVB Group's internal service subsidiaries, for example, HVB Info and HVB Systems, for services rendered to non-consolidated companies and above all to Hypo Real Estate Group companies. Due to cost-cutting measures (a decline in the number of projects compared with 2002), the expenses related to non-consolidated companies declined in 2003, and the services rendered to Hypo Real Estate Group decreased after the spin-off.

Balance of Other Operating Income and Expenses

	Year ended December 31,		
	2003	2002 *(pro forma)*[1]	2002 *(actual)*
		(€ in millions)	
Balance of Other Operating Income and Expenses			
Other operating income	939	532	487
Other operating expenses	319	352	372
Balance of other operating income and expenses	620	180	115

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

In addition to income and expenses relating to the sale of fully consolidated subsidiaries, HVB Group's other operating income and expenses reflect all income and expenses generated or incurred in the ordinary course of business that cannot be allocated to any other line item of the Group's income statement, such as income and expenses arising from the release of, and additions to, provisions unrelated to HVB Group's credit business, such as provisioning for litigation expenses and accruals, as well as gains and losses on the realization of fixed assets, intangible assets and other assets.

The balance of HVB Group's other operating income and expenses increased in 2003 compared with the previous year (HVB Group (actual)) by € 505 million and therefore more than quadrupled. The 2002 HVB Group (actual) amount also includes the balance of other operating income and expenses of the discontinuing operations of Hypo Group. Compared with the 2002 HVB Group (pro forma) amount, there was an increase in HVB Group's balance of other operating income and expenses of € 440 million in 2003, corresponding to an increase by nearly a factor of 2.5. The largest item in other operating income in 2003 were the deconsolidation effects relating to the sale of norisbank to DZ Bank (gains realized: € 279 million) and the sale of Bank von Ernst to The Royal Bank of Scotland plc (gains realized: € 189 million). Further major contributions to other operating income were made by the deconsolidation effects of the sale of BA-CA Asset Finance (gains realized: € 14 million) and of CA Versicherungen (gains realized: € 47 million). In addition, a number of other income and expense items contributed to the balance of other operating income and expenses, for example, income from releasing and expensing additions to reserves in the non-lending business (net income: € 88 million) or income from external service revenues (€ 76 million).

The following table shows a breakdown of HVB Group's other operating income and expenses by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group	Hypo Group *(discon-tinuing operation)*	Consolidation	HVB Group old
					(€ in millions)				
Year ended December 31,									
2003	524	37	6	(3)	56	620	—	—	—
2002	28	24	30	(4)	102	180[1]	14[1]	(79)	115

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, the sharp increase in the balance of other operating income and expenses in 2003 in the Germany business segment reflected the non-recurring effects of the sale of participations of HVB Group in norisbank and Bank von Ernst in the aggregate amount of € 468 million. The € 37 million balance of other operating income and expenses in the Austria/CEE business segment includes one-off effects of the partial disposal of the participation of Bank Austria Creditanstalt in CA Versicherungen in the aggregate amount of € 47 million. These were partly offset by the expense of closing various branches. The decline in the balance of other operating income and expenses in the Corporates & Markets business segment was due to the absence in 2003 of an effect comparable to the deconsolidation of the CA IB companies in 2002 (which had a net positive effect on other operating income and expenses of € 26 million). The positive balance of other operating income and expenses in the "Other/consolidation" column in 2002 in the amount of € 102 million resulted from other operating income related to services rendered by HVB Group internal service subsidiaries, for example, HVB Systems and HVB Info, to non-consolidated subsidiaries of the Group and to companies included in the Hypo Group business segment. The volume of such services and resulting income declined in 2003, in particular other operating income related to services rendered to Hypo Real Estate Group.

Net Income from Investments

Net income from investments comprises net income from the sale of AfS financial instruments, and changes in valuation of HtM financial instruments and AfS financial instruments, provided that these are recognized in the income statement under IFRS. Also reflected in net income from investments are expenses arising from, and gains on the disposal of, investment property and companies valued at equity.

The following table shows HVB Group's net income from investments for the periods indicated:

	Year ended December 31,		
	2003	2002 (*pro forma*)[1]	2002 (*actual*)
	audited, except as indicated otherwise (€ in millions)		
Income from investments from:.			
Available-for-sale financial assets	523	1,645[2]	1,729
Held-to-maturity financial assets	26	14[2]	66
Investment properties	78	29	38
Companies valued at equity	51	42[2]	42
Total	678	1,730	1,875
Expenses from investments from:			
Available-for-sale financial assets	2,424	984[2]	1,038
Held-to-maturity financial assets	9	29[2]	51
Investment properties	39	48	55
Companies valued at equity	12	82[2]	82
Total	2,484	1,143	1,226
Net income from investments	(1,806)	587	649
Thereof net income from investments in:			
Available-for-sale financial assets	(1,901)	661	691
Held-to-maturity financial assets	17	(15)	15
Investment properties	39	(19)	(17)
Companies valued at equity	39	(40)	(40)

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."
(2) Unaudited.

Investment income in 2003 was predominantly affected by impairment charges for AfS financial instruments. Income from investments in 2003 primarily reflected the following non-recurring items.

- Expenses from investments from AfS financial instruments as a result of the occurence of an impairment with respect to shareholdings and other participations in the total amount of € 2,198 million and the corresponding release of a negative AfS reserve through the income statement. Of the € 2,198 million total impairment charge, € 1,825 million were attributable to HVB Group's three largest AfS shareholdings (based on their share price on the exchange as of December 31, 2003) in Münchener Rück, Allianz and ERGO; in addition, further impairment charges were taken with respect to HVB Group's participations in Grand Central Re (€ 58 million) and debis Air Finance (€ 51 million) as well as with respect to various other smaller participations in the aggregate amount of € 264 million. For further details on impairment charges for AfS financial instruments, in particular with regard to the recoverable amounts to which the AfS financial instruments were written down, see "—Introduction—Significant Accounting Policies—IAS 39."
- Income from investments from AfS financial instruments in the form of write-ups in the aggregate amount of € 77 million from the reversal of impairment charges made in previous years, including with respect to Brau and Brunnen AG in the amount of € 26 million, and a convertible bond issued by Radex Heraklith (RHI) in connection with its restructuring plan in the amount of € 20 million. In addition, income from investments from AfS financial instruments was also generated in the form of realization gains in the aggregate amount of € 446 million, including from the disposal of participations in Banco Itau, Deutsche Börse AG, Aufbau Bayern GmbH and the convertible bond of Radex Heraklith (RHI).

Net income from investments related to investment properties in the amount of € 39 million included a gain in the amount of € 76 million from the sale of the shopping mall "Fünf Höfe", which was partly offset primarily by current expenses and depreciation with respect to investment properties held by BA-CA Leasing in the amount of € 28 million.

Net income from investments from companies valued at-equity in the amount of € 39 million reflected a gain from the sale of Union Versicherung AG in the amount of € 51 million, which was partly offset by losses from the sale of the participation in Banco BBA-Creditanstalt S.A. Sao Paulo in the amount of € 10 million. Income from companies valued at-equity is included in net interest income.

The 2002 net income from investments was characterized by large gains, including from the acquisition of minority interests in a financial enterprise that was established by HypoVereinsbank and a third party in the second quarter of 2002, and the subsequent sale of Allianz shares, as well as the disposal of shares of E.ON AG, Dresdner Bank AG, Deutsche Börse AG and other participations, for example, Spaten Franziskaner KGaA.

The following table shows a breakdown of HVB Group's net income from investments by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group	Hypo Group *(discon-tinuing operation)*	Consolidation	HVB Group old
					(€ in millions)				
Year ended December 31,									
2003	(26)	63	7	—	(1,850)	(1,806)	—	—	—
2002[1]	(99)	50	(267)	—	903	587[2]	62[2]	—	649

[1] The 2002 segment data has been restated to the extent necessary to make such data comparable to the 2003 segment data. See "—Introduction—Changes in Accounting Policies; Restatements."

[2] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, the decline of the loss in the Germany business segment by € 73 million resulted from significantly lower non-scheduled write-downs on the participation in Banco Inversión (€ 20 million in 2003 compared with € 93 million in 2002). The investment income in the amount of € 63 million in the Austria/CEE business segment primarily reflected the realization gain from the sale of Union Versicherung AG in the amount of € 51 million. The increase in investment income in the Corporates & Markets business segment in 2003 was primarily due to the absence of the non-scheduled amortization on the shares in Banco BBA-Creditanstalt S.A. and CA IB that had resulted in a negative net income from investments in 2002. The decline in investment income in the "Other/consolidation" column to minus € 1,850 million in 2003 primarily reflected the impairment charges on the shares held by HVB Group in Münchener Rück, Allianz and ERGO. For further details on these impairment charges, see "—Introduction—Significant Accounting Principles—IAS 39."

Amortization of Goodwill

The following table shows a breakdown of HVB Group's amortization of goodwill:

	Year ended December 31,		
	2003	2002 *(pro forma)*[1]	2002 *(actual)*
		audited (€ in millions)	
Goodwill			
scheduled	216	210	210
non-scheduled	918	185	185
Net	1.134	395	395

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

Amortization of goodwill in the amount of € 1,134 million in 2003 included scheduled amortization of goodwill in the amount of € 216 million and non-scheduled amortization of goodwill in the amount of € 918 million. Non-scheduled amortization was related in particular to the goodwill of Bank Austria Creditanstalt (€ 800 million), which was amortized to an amount corresponding to the lower end of the valuation range, and the goodwill of Bank Austria Creditanstalt Corporate Finance Inc. and Bank Austria Creditanstalt American Corporation, each 100% subsidiaries of HVB America Inc., and of Bode Grabner Beye AG & Co. KG and HVB Hongkong Ltd., each 100% subsidiaries of HypoVereinsbank, for which non-scheduled amortization charges in the aggregate amount of € 118 million were taken. In 2002, scheduled amortization of goodwill amounted to € 210 million. In addition, non-scheduled amortization charges were taken with respect to the goodwill of SelfTrade S.A. in the amount of € 164 million and the goodwill of DAB Bank AG in the amount of € 21 million.

The following table shows a breakdown of HVB Group's amortization of goodwill by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group	Hypo Group *(discon-tinuing operation)*	Consolidation	HVB Group old
					(€ in millions)				
Year ended December 31,									
2003	19	721	389	—	5	1,134	—	—	—
2002[1]	215	118	59	—	3	395[2]	—	—	395

[1] The 2002 segment data has been restated to the extent necessary to make such data comparable to the 2003 segment data. See "—Introduction—Significant Accounting Policies—Changes in Accounting Policies; Restatements."

[2] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, the decline in amortization of goodwill in the Germany business segment in 2003 resulted from a non-recurring item in the form of non-scheduled amortization of the goodwill of SelfTrade S.A. and DAB Bank AG in the aggregate amount of € 185 million in the previous year. The increase in amortization of goodwill in the Austria/CEE business segment was due to a pro rata allocation of the non-scheduled amortization of Bank Austria Creditanstalt's goodwill in the amount of € 591 million. Due to the multidivisional business activities of Bank Austria Creditanstalt, non-scheduled amortization of Bank Austria Creditanstalt's goodwill was allocated – as is in the case of scheduled amortization – between the Corporates & Markets and Austria/CEE segments in proportion to the distribution of goodwill among these segments. Consistently therewith, a proportionate amount of € 209 million of Bank Austria Creditanstalt's pro rata non-scheduled amortization of goodwill was allocated to and increased the amortization of goodwill in the Corporates & Markets business segment, in addition to non-scheduled amortization of the goodwill of Bank Austria Creditanstalt Corporate Finance Inc. and Bank Austria Creditanstalt American Corporation in the amount of € 62 million, and of Bode Grabner Beye AG & Co. in the amount of € 40 million.

Balance of Other Income and Expenses

	Year ended December 31,		
	2003	2002 *(pro forma)*[1]	2002 *(actual)*
		audited (€ in millions)	
Balance of Other Income and Expenses			
Other income	—	—	—
Other expenses	638	149	151
Of which:			
Other taxes	14	17	18
Losses assumed	164	132	133
Hedging expenses	460	—	—
Balance of other income (expenses)	(638)	(149)	(151)

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

The balance of other income and expenses comprises taxes and other charges other than income taxes, as well as indemnities or other assumptions of losses.

Other expenses amounting to € 638 million in 2003 were primarily due to the indemnification obligation of HypoVereinsbank vis-á-vis Hypo Real Estate Bank against a net loss due to specific loan loss provisions. HypoVereinsbank expects Hypo Real Estate Bank to draw the maximum amount of € 460 million under the indemnity for 2003.

The following table shows HVB Group's balance of other income and expenses by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group	Hypo Group *(discon-tinuing operation)*	Consolidation	HVB Group old
					(€ in Millions)				
Year ended December 31,									
2003	(9)	(7)	(1)	(152)	(469)	(638)	—	—	—
2002	(11)	(2)	(3)	(115)	(18)	(149)[1]	(2)[1]	—	(151)

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

As in 2002, the other expenses in the Real Estate Workout segment in the amount of € 152 million in 2003 reflected the assumption of losses by HypoVereinsbank in connection with non-consolidated companies in the Real Estate Workout segment. The increase in the negative balance of other income and expenses in the "Other/Consolidation" column was due to the anticipated full use of the indemnity by Hypo Real Estate Bank in the maximum amount of € 460 million.

Income Taxes

	Year ended December 31,		
	2003	2002 *(pro forma)*[1]	2002 *(actual)*
		audited (€ in millions)	
Income Taxes			
Current taxes	107	250	277
Deferred taxes	189	(253)	(240)
Total	296	(3)	37

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

HVB Group's income taxes are composed of the current income taxes calculated for each of the Group companies based on the results as reported for tax purposes, adjustments to current income taxes for previous years and changes in deferred taxes treated as income or expense.

HVB Group's income taxes rose in 2003 compared with 2002 by € 259 million (compared with HVB Group (actual) or € 299 million (compared with HVB Group (pro forma)). The increase in income taxes was primarily due to changes in the value of deferred tax assets. However, the net loss before taxes did not give rise to any tax income in the Group. First, this was due to the fact that the net loss resulted primarily from impairment charges with respect to shareholdings and participations, as well as amortization of goodwill, none of which is tax-relevant. In addition, in Germany it is not possible to offset a negative tax result against positive results of HypoVereinsbank's foreign branches or non-German subsidiaries, and hardly any deferred tax assets were recognized with respect to the loss carry-forwards. The deferred tax expense in the amount of € 189 million was predominantly due to temporary differences arising or being reversed and the utilization of tax losses carried forward. For further information on the accounting treatment of temporary differences in the valuation of assets, see "—Introduction—Significant Accounting Policies—Deferred Tax Asset Valuation Allowances."

Current taxes decreased by € 143 million. The remaining current tax expense was primarily due to the positive results of non-German HVB Group subsidiaries.

Minority Interest in Net Income (Loss)

HVB Group's net loss in 2003 in the amount of € 2,442 million increased by € 197 million to € 2,639 million due to minority interests. This increase resulted from the reduction of HypoVereinsbank's interest in Bank Austria Creditanstalt from over 99% to 77.5%. For this purpose, new shares amounting to 22.5% of the share capital were issued and placed with third parties to which a proportionate share in the positive results of BA-CA group for 2003 is allocated, thus leading to an increase of HVB Group's net loss.

Net Income (Loss) Adjusted for Minority Interest

HVB Group's net result adjusted for minority interest decreased from a net loss of € 829 million in 2002 to a net loss of € 2.639 million. This decline primarily reflected the negative net income from investments in the amount of € 1.806 million resulting from impairment charges on HVB Group's shareholdings and participations, non-scheduled amortization of goodwill, in particular, the goodwill of Bank Austria Creditanstalt in the amount of € 800 million, and the negative balance of other income and expenses in connection with the indemnification obligation vis-á-vis Hypo Real Estate Bank in the amount of € 460 million which HypoVereinsbank expects to be drawn in full.

Capital Resources

Shareholders' Equity and Subordinated Capital

The following table shows HVB Group's shareholders' equity and subordinated capital as of the dates indicated.

	Year ended December 31,		
	2003	2002 (*pro forma*)[1]	2002 (*actual*)
		(€ in millions)	
Shareholders' equity:			
Subscribed capital	1,609	1,609	1,609
Additional paid-in capital	9,295	12,024	13,112
Retained earnings	—	—	2,882
Reserve arising from currency and other changes	(40)	—	—
Change in valuation of financial instruments	(552)	(2,380)	(3,373)
Available-for-sale reserve	326	(1,531)	(1,319)
Hedge reserve	(878)	(849)	(2,054)
Consolidated profit	—	—	—
Total shareholders' equity	10,312	11,253	14,230
Subordinated capital:			
Subordinated liabilities	13,155	14,253	15,348
Participating certificates outstanding (*Genussrechtskapital*)	1,952	2,147	2,799
Hybrid capital instruments	4,076	4,164	4,164
Total subordinated capital	19,183	20,564	22,311
Minority interests	2,476	678	813

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

HVB Group's decrease in shareholder's equity as of December 31, 2003 by € 941 million, or 8.4%, (compared with the pro forma amount as of December 31, 2002) was primarily due to the decline in additional paid-in capital, which was partly offset by the increase in the change in valuation of financial instruments. The decline in additional paid-in capital reflected the net loss for the year 2003 in the amount of € 2,639 million.

The reserve arising from currency and other changes includes effects from changes in the companies consolidated within HVB Group, including from the deconsolidation of Banco BBA-Creditanstalt S.A. and currency effects resulting from the translation of the shareholders' equity of non-German subsidiaries such as Bank BPH and the U.S. subsidiaries into Euro. The increase in the change in valuation of financial instruments from minus € 2,380 million for HVB Group (pro forma) as of December 31, 2002 to minus € 552 million as of December 31, 2003 was largely due to the increase in the AfS reserve of minus € 1,531 million as of December 31, 2002 (HVB Group (pro forma)) to € 326 million as of December 31, 2003. This increase in the amount of € 1,857 million resulted primarily from the release of the negative AfS reserve in connection with the impairment of shareholdings and other participations through the income statement. The hedge reserve declined from minus € 849 million as of December 31, 2002 (HVB Group (pro forma)) to minus € 878 million as of December 31, 2003. The change in the hedge reserve was essentially due to the decline in the fair values of hedging instruments in the effective cash flow hedges. Changes in the values of these derivates may be offset by future effects arising from the hedge relationships with future compensating effects which may not yet be recorded for accounting purposes. Unless indicated otherwise, AfS reserves and hedge reserves were not taken into account when determining the Group's return on equity contained in this offering circular.

The Group's subordinated capital decreased in 2003 by € 1,381 million, or 6.7%. A reduction of Bank Austria Creditanstalt's subordinated notes primarily contributed to this development, accounting for € 941 million (thereof a decline of € 719 million due to repayment at maturity and a decline of € 209 million due to currency effects). HypoVereinsbank has determined to satisfy the interest claims of the creditors of its outstanding participating certificates, although HypoVereinsbank does not have a corresponding distributable balance sheet profit and, therefore, no dividends will be paid to HypoVereinsbank's shareholders. HypoVereinsbank believes that satisfying the interest payment claims of the holders of participating certificates is not detrimental to their qualification as bank regulatory Tier II capital. The BaFin has confirmed HypoVereinsbank's view.

Capital Adequacy

Regulatory capital adequacy requirements are complied with by HVB Group on the basis of core capital ratios recommended by the Basel Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements (BIS) in 1988. In addition, HVB Group calculates and complies with regulatory capital adequacy requirements pursuant to the calculation and reporting requirements under the German Banking Act. See "Regulation and Supervision—Regulation and Supervision in Germany—Capital Adequacy Requirements". BIS rules require banks to maintain, on a consolidated basis, a risk-based core capital ratio (ratio of core capital to weighted risk assets) of at least 4.0% and an equity capital ratio (ratio of equity capital to weighted risk assets) and an equity funds ratio of risk-weighted assets and 12.5 times of market risk of positions of at least 8.0%.

Major components of core capital, also called Tier I capital, are share capital and reserves. Supplementary capital, also called Tier II capital, consists primarily of participating certificates or other profit-sharing liabilities (*Genussscheinkapital*), long-term subordinated liabilities and revaluation reserves for listed securities and for land and buildings. Tier III capital is made up mainly of short-term, subordinated liabilities used exclusively to cover market risk positions. Equity funds consists of equity capital (Tier I and Tier II) and Tier III capital. Under the German Banking Act and the BIS rules, the amount of subordinated debt that may be included in Tier II capital is limited to 50% of the amount of Tier I capital. Total Tier II capital may not exceed the amount of Tier I capital.

The following table shows the development of the capital and capital adequacy ratios of HVB Group based on the German Banking Act, as well as the development of the capital and capital adequacy ratios of HVB Group and HVB Group (pro forma) under the BIS rules. The capital figures and ratios calculated for HypoVereinsbank and its group of institutions pursuant to the German Banking Act and set forth under "German Banking Act" below, and according to BIS and set forth under "BIS" below, are based on financial statements prepared in accordance with German GAAP. For differences in the calculation of capital ratios in accordance with the German Banking Act and BIS, see "Regulation and Supervision—Regulation and Supervision in Germany—Capital Adequacy Requirements—Capital Requirements under the Basel Capital Accord."

	As of December 31,		
	2003[1]	2002[1] (*pro forma*)[2]	2002[1] (*actual*)
	audited, except as indicated otherwise		
German Banking Act			
Equity funds (€ in millions):			
Core capital (Tier I)	15,461[3]	16,847[3]	21,043[3]
Supplementary capital (Tier II) (after deductions)	7,833[3]	8,697[3]	11,489[3]
Equity capital (Tier I + Tier II)	23,294[3]	25,544[3]	32,532[3]
Tier III capital	1,416[3]	2,019[3]	2,014[3]
Total equity funds (Tier I + Tier II + Tier III)	24,710	27,563	34,546
Risk-weighted assets (€ in billions):			
Assets	207[3]	245[3]	287[3]
Off-balance-sheet transactions	25[3]	27[3]	33[3]
Total risk-weighted assets	232	272	320
Market risk positions (€ in millions)[3]:			
Currency risk	190[3]	76[3]	70[3]
Commodity risk	0[3]	0[3]	0[3]
Interest rate risk (trading book)	541[3]	1,589[3]	1,589[3]
Equity risk (trading book)	401[3]	254[3]	254[3]
Option risk (trading book)	164[3]	151[3]	151[3]
Internal model (trading book)	263[3]	115[3]	115[3]
Counterparty risk (trading book)	424[3]	641[3]	641[3]
Total market risk positions	1,983	2,826	2,820
Capital ratios:			
Core capital ratio (Tier I)[5]	6.7%[3]	6.2%[3]	6.6%[3]
Equity capital ratio (Tier I + Tier II)[6]	10.1%[3]	9.4%[3]	10.2%[3]
Equity funds ratio (Tier I + Tier II + Tier III)[7]	9.6%[3]	9.0%[3]	9.7%[3]
BIS			
Equity funds (€ in millions):			
Core capital (Tier I)	14,365	14,601	19,126
Supplementary capital (Tier II)	9,979	9,693	12,666
Equity capital (Tier I + Tier II)	24,344	24,294	31,792
Tier III capital	1,240	1,653	1,649
Total equity funds (Tier I + Tier II + Tier III)	25,584	25,947	33,441
Risk-weighted assets (€ in billions):			
Assets	212	251	300
Off-balance-sheet transactions	30	35	41
Total risk-weighted assets	242	286	341
Market risk positions (€ in millions):			
Currency risk	190[3]	89[3]	83
Commodity risk	—	—	—
Interest rate risk (trading book)	541[3]	1,579[3]	1,579[3]
Equity risk (trading book)	578[3]	380[3]	380[3]
Option risk (trading book)	164[3]	151[3]	151[3]
Counterparty risk (trading book)	263[3]	115[3]	115[3]
Total market risk positions	1,736	2,314	2,308
BIS core capital ratio (Tier I)	5.9%	5.1%	5.6%
BIS equity capital ratio (Tier I + Tier II)	10.1%	8.5%	9.3%
BIS equity funds ratio (Tier I + Tier II + Tier III)	9.7%	8.2%	9.1%

(1) Calculated after adoption of the annual financial statements and consolidated in accordance with Section 10a of the German Banking Act.
(2) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction." (2)
(3) Unaudited.
(4) See "*Risk Management—Market Risk.*"
(5) Core capital as a percentage of total risk-weighted assets.
(6) Equity capital as a percentage of total risk-weighted assets.
(7) Total equity funds as a percentage of the sum of total risk weighted assets and the product of 12.5 times market risk positions.

As of December 31, 2003, the Tier I capital of HVB Group (BIS) decreased slightly by € 236 million, or 1.6%, compared with December 31, 2002 HVB Group (pro forma). The adverse effects on Tier I capital, in particular impairment charges on AfS financial instruments in the amount of € 2,198 million, were largely offset by additions to Tier I capital in the amount of € 900 million by way of the capital increase of Bank Austria Creditanstalt subscribed for by third-parties, and the cash contribution in the amount of approximately € 747 million made in connection with the indirect participation in HVB Global Assets by General Electric Capital Corporation.

HVB Group's risk-weighted assets (BIS) decreased by € 44 billion as of December 31, 2003 compared with December 31, 2002 (HVB Group (pro forma)). Among other things, this decline was due to the planned reduction of risk-weighted assets as part of the Transformation 2003 program through the sale of non-strategic subsidiaries and participations, the transfer of loan portfolios outside the spin off, the application of restrictive criteria to credit extensions, renewal of lending terms and the granting of loans, and to syndications and securitizations.

Securitization involves passing on to investors in the capital markets, either in part or in full, credit risks associated with selected loan portfolios. The primary motivation for HVB Group's securitization activities is the desire to optimize its usage and management of equity capital in line with economic and bank regulatory principles. This goal is achieved by means of collateral (in the case of synthetic securitizations transactions) and sales of balance sheet assets (in the case of traditional ("true sale") securitization transactions). HVB Group's securitization programs have variable terms of between three and 50 years. The amount of the Group's lending volume involved in the Group's securitization programs amounted to € 28.4 billion at December 31, 2003 compared with € 22.2 billion (HVB Group (pro forma)) at December 31, 2002. The reduction of risk-weighted assets through securitization was € 18.9 billion in accordance with BIS rules at year-end 2003 compared with € 14.5 billion (HVB Group (pro forma)) at year-end 2002.

Through transactions completed in 2003 a lending volume of HVB Group of € 11,621 million was securitized, resulting in a reduction of risk-weighted assets of appr. € 8.9 billion. As part of the securitization transactions, HVB Group retained first loss pieces and interest sub-participations in the amount of € 206 million which led to an increase of risks in a corresponding amount. HVB Group's 2003 securitization transactions involved two "true sale" transactions (lending volume securitized: € 2,202 million as of December 31, 2003) and several synthetic transactions (lending volume securitized: € 9,419 million as of December 31, 2003). By contrast, all securitization programs established by HVB Group in 2002 took the form of synthetic securitization transactions.

HVB Group's market risk positions subject to capital requirements (BIS) for market risk declined € 572 million, or 24.8%, to € 1,736 million at December 31, 2003 from € 2,308 million (HVB Group (pro forma)) at December 31, 2002. This decline was achieved, among other things, through the expansion of an internal model for interest rate and option risks at HypoVereinsbank. See "Risk Management" and the Risk Report included in the 2003 HVB Group Financial Statements.

Based on preliminary analyses and its participation in the Quantitative Impact Study (QIS 3) in 2002, HypoVereinsbank expects HVB Group's risk-weighted assets to be reduced once the Basel II rules have come into effect and an IRB Advanced Approach (IRB = Internal Ratings Based) has been implemented. All other parameters remaining unchanged and not taking into account operational risks, the implementation of the IRB Advanced Approach would result in an increase of HVB Group's BIS capital ratios. The main reasons why HVB Group would benefit from the implementation of the IRB Advanced Approach lie in the structure of HVB Group's business. Both retail lending business and the high collateralization ratios characteristic of the real estate financing business benefit from reduced capital requirements resulting from the IRB Advanced Approach under the Basel II rules. The implementation of an IRB Advanced Approach requires the collection of data on historical loss experience for the past five to seven years. HypoVereinsbank expects to be in a position to apply the IRB Advanced Approach starting in 2007. Bank Austria Creditanstalt is expected to apply an IRB Advanced Approach in selected areas (partial use) starting in 2007 with other areas to follow later.

Overview

The following table presents the condensed consolidated income statement for HVB Group for the years ended December 31, 2002 and 2001:

	Year ended December 31,		
	2002	2001	Change
	(€ in millions)		(in %)
Net interest income	6,649	7,331	(9.3)
Provisions for losses on loans and advances	3,797	2,074	83.1
Net interest income after provisions for losses on loans and advances	2,852	5,257	(45.7)
Net commission income	2,684	2,877	(6.7)
Gains less losses arising from trading securities (trading profit)	787	592	32.9
General administrative expenses[(1)]	7,076	7,716	(8.3)
Balance of other operating income and expenses	115	485	(76.3)
Operating profit (loss)	(638)	1,495	—
Net income from investments	649	530	22.5
Amortization of goodwill	395	321	23.1
Balance of other income and expenses	(151)	(136)	(11.0)
Additions to restructuring provisions[(2)]	286	19	—
Net income (loss) before taxes	(821)	1,549	—
Income taxes	37	582	(93.6)
Net income (loss)	(858)	967	—
Minority interest in net income	29	(29)	—
Net income (loss) adjusted for minority interest	(829)	938	—
Total operating revenues[(3)]	10,235	11,285	(9.3)

(1) General administrative expenses no longer incorporate additions to restructuring provisions.

(2) Additions to restructuring provisions comprise provisions for measures aimed at reducing future expenses (e.g., compensation payments and leasehold termination costs for rented properties that will no longer be required in the future and payments in connection with severance payments and pre-retirement part-time working arrangements). The net additions to these provisions were reported separately for the first time in 2002; 2001 figures have been restated to reflect the amount for this item previously reported under general administrative expenses.

(3) Comprised of net interest income, net commission income, trading profit and balance of other operating income and expenses.

HVB Group's operating loss of € 638 million in 2002 was primarily due to a substantial increase in provisions for losses on loans and advances of € 1,723 million (including a one-time increase of general provisions for losses on loans and advances of € 270 million) as economic conditions deteriorated and major bankruptcies occurred, and to a decline in net interest income of € 682 million from 2001 to 2002. Declines in net commission income of € 193 million and the absence of any one-time items comparable to the € 370 million other operating income resulting from the sale of HVB Group's interest in Foreign & Colonial in 2001 added further to the deterioration in 2002. The decrease in general administrative expenses of € 640 million as cost-reduction programs began to have effects and the increase in trading profit of € 195 million could not offset the loss.

The increase in the Group's net income from investments of € 119 million, despite write-downs on the investment portfolio of € 360 million, was more than offset by the combined effects of an increase in amortization of goodwill of € 74 million and the restructuring provisions in the amount of € 286 million, which were set up for the first time. HVB Group's amortization of goodwill in 2003 was attributable to, among other things, non-scheduled amortization of goodwill in the amount of € 164 million relating to the sale of SelfTrade S.A., HVB Group's French discount brokerage subsidiary, with effect as of December 31, 2002, and non-scheduled amortization of goodwill in the amount of € 21 million with respect to DAB Bank AG.

Segmental Overview

The following table shows a breakdown of the condensed consolidated income statement for HVB Group by business segment for the years ended December 31, 2002 and 2001[1]:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group *(pro forma)*[2]	Hypo Group *(discontinuing operation, pro forma)*[2]	Consolidation	HVB Group *(actual)*
					(€ in millions)				
Net interest income									
2002	2,954	1,968	1,382	(10)	(358)	5,936	736	(23)	6,649
2001	3,066	1,999	1,868	(8)	(258)	6,667	804	(140)	7,331
Provisions for losses on loans and advances									
2002	1,853	511	919	—	9	3,292	505	—	3,797
2001	915	644	394	(140)	(30)	1,783	291	—	2,074
Net commission income									
2002	1,187	1,044	418	(2)	25	2,672	12	—	2,684
2001	1,442	994	407	—	17	2,860	17	—	2,877
Trading profit									
2002	3	91	699	—	(6)	787	—	—	787
2001	18	170	386	—	19	593	(1)	—	592
General administrative expenses									
2002	3,189	2,226	1,395	29	57	6,896	254	(74)	7,076
2001	3,507	2,565	1,372	52	(12)	7,484	247	(15)	7,716
Balance of other operating income and expenses									
2002	28	24	30	(4)	102	180	14	(79)	115
2001	401	32	4	2	(5)	434	52	(1)	485
Operating profit (loss)									
2002	(870)	390	215	(45)	(303)	(613)	3	(28)	(638)
2001	505	(14)	899	82	(185)	1,287	334	(126)	1,495
Net income from investments									
2002	(99)	44	(267)	—	909	587	62	—	649
2001	3	(24)	(40)	(139)	664	464	66	—	530
Amortization of goodwill									
2002	215	111	62	—	7	395	—	—	395
2001	139	140	29	—	13	321	—	—	321
Additions to restructuring provisions									
2002	212	2	35	—	34	283	3	—	286
2001	—	9	—	—	—	9	10	—	19
Balance of other income and expenses									
2002	(11)	(2)	(3)	(115)	(18)	(149)	(2)	—	(151)
2001	(14)	(3)	(7)	(69)	(40)	(133)	(3)	—	(136)
Net income (loss) before taxes									
2002	(1,407)	319	(152)	(160)	547	(853)	60	(28)	(821)
2001	355	(190)	823	(126)	426	1,288	387	(126)	1,549
Thereof:									
BA-CA Group									
2002	—	319	(61)	—	5	263	—	—	263
2001	—	(190)	267	—	216	293	—	—	293

(1) The information relating to the segments for fiscal year 2002 was taken from the 2002 HVB Group Financial Statements, i.e., adjustments such as those in the comparison of the fiscal years 2002 and 2003 were not made. See also "—Introduction—Changes in Accounting Policies; Restatements."

(2) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

Results of Operations

Net interest Income

The table below sets forth a breakdown of HVB Group's reported net interest income into interest income, interest expense and net income from leasing operations for the periods indicated.

	Year ended December 31,	
	2002	2001
	(€ in millions, except margins)	
Net Interest Income[1]		
Interest and similar income from:		
Lending and money market transactions	28,222	31,671
Fixed income securities and government-inscribed debt	4,874	6,114
Equity securities and other variable-yield securities	259	273
Subsidiaries	136	124
Companies valued at equity	16	122
Participating interests	62	94
Investment property	55	66
Total	33,624	38,464
Interest expense and similar charges for:		
Deposits	12,217	14,829
Promissory notes and other liabilities evidenced by paper	13,500	15,337
Subordinated capital	1,361	1,197
Total	27,078	31,363
Net income from lease operations	103	230
Net interest income	6,649	7,331
Interest margin:		
Based on average risk assets (BIS)[2]	2.07%	2.20%
Based on average volume of business[3]	1.04%	1.13%

(1) *Interest and dividend income received and refinancing costs and commissions paid with respect to assets held in the trading portfolio* are included in "trading profit". See "—Trading Profit," below.

(2) Net interest income as a percentage of average risk assets excluding off-balance sheet assets.

(3) Net interest income as a percentage of average volume of business (total assets excluding assets held for trading purposes).

The Group's net interest income declined € 682 million, or 9.3%, from 2001 to 2002. The following factors were the major contributors to this decline:

- In line with HVB Group's planned reduction of risk-weighted assets, average risk-weighted assets (excluding off-balance sheet assets and in accordance with the BIS rules) declined by approximately € 11,116 million from December 31, 2001 to December 31, 2002, and at € 487,933 million lending volume at December 31, 2002 was 3.0% lower than at the prior year-end.

- The declining market interest rates had a greater impact on HVB Group's lending margins than on its deposit margins, since it was not possible to reduce interest on deposits to the same extent and at the same time as interest on loans and advances. In the lending business, the generally low levels of interest rates were not fully compensated by risk-adjusted pricing that HVB Group applies rigorously.

- In 2002, the total loss of interest resulting from loans placed on non-accrual status was € 729 million and, thus, € 33 million, or 4.7%, higher than in 2001.

- In addition, the lowering of HVB Group's credit ratings resulted in increased funding costs and required changes in the terms of HVB Group's refinancing facilities that resulted in increased refinancing costs, in particular in the case of subordinated debt.

- Currency fluctuations resulted in a decline of HVB Group's net interest income of approximately € 160 million in 2002 compared with 2001, € 68 million of which were due to the appreciation of the Euro relative to the Polish Zloty and € 87 million of which were due to the appreciation of the Euro relative to the U.S. dollar.

- A decline of net interest income from unconsolidated companies valued at equity in a total amount of € 106 million from 2001 to 2002 further reduced the Group's net interest income, primarily due to the decline in the contributions to net interest income from at-equity valued companies of International Moscow Bank (approximately minus € 37 million), Bausparkasse Wüstenrot Aktiengesellschaft (approximately minus € 16 million), HI Vermögensverwaltungsgesellschaft (approximately minus € 17 million) and Banco BBA-Creditanstalt S.A. (approximately minus € 17 million).

- Positive consolidation effects of approximately € 32 million from the first-time consolidation as of May 1, 2002 of Splitska Banka d.d., HVB Group's Croatian subsidiary, were more than offset by, among other things, negative consolidation effects of approximately € 54 million from the disposal of Bayerische Immobilien-Leasing GmbH, one of HVB Group's real estate leasing subsidiaries as of January 1, 2002 and of approximately € 27 million from the disposal of Westfalenbank AG, one of HVB Group's small private banking operations, as of March 15, 2002, resulting in negative consolidation effects on HVB Group's net interest income of approximately € 57 million.

- Net interest income from participations declined by approximately € 32 million from 2001 to 2002.
- Negative effects resulting from the valuation of interest derivatives not allocated to the trading book in accordance with IAS 39 in the amount of approximately € 28 million, a decline in net interest income from equity securities in the amount of approximately € 14 million, and a decline in net interest income from investment properties in the amount of approximately € 11 million further contributed to the decline in net interest income.
- The effects referred to above and the considerable decline in interest-bearing risk-weighted assets contributed to the decline in HVB Group's net interest margin (based on average lending volume) of 1.13% at year-end 2001 to 1.04% at year-end 2002.

The following table shows a breakdown of HVB Group's net interest income by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group (*pro forma*)[1]	Hypo Group *discontinuing operation, pro forma*[1]	Consolidation	HVB Group (*actual*)
					audited (€ in millions)				
Year ended December 31,									
2002	2,954	1,968	1,382	(10)	(358)	5,936	736	(23)	6,649
2001	3,066	1,999	1,868	(8)	(258)	6,667	804	(140)	7,331

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, net interest income declined very modestly in the Germany and Austria/CEE business segments from 2002 to 2001. In the Germany business segment, net interest income declined € 112 million, or 3.7%, in 2002 compared with 2001. The reason for this decline was primarily the disposal of Westfalenbank AG and Bayerische Immobilien-Leasing GmbH. The decline in deposit margins at HypoVereinsbank further contributed to the decrease. In the Austria/CEE business segment, the decline was € 31 million, or 1.6%. Net interest income declined most steeply by € 486 million, or 26.0%, in the Corporates & Markets business segment in 2002 compared to 2001. This decline was primarily due to the reduction of risk-weighted assets and the increase in loans placed on non-accrual status. The reduction of HVB Group's bond portfolios added further to the decrease. To a much lower extent, the decrease in net interest income in the Corporates & Markets business segment was related to the fact that HVB Group's current segmental structure was implemented only in 2002. Although the 2001 divisional information has been restated to reflect the 2002 segmental structure for purposes of comparing the years 2001 and 2002, certain net interest income that was allocated to the Corporates & Markets business segment in 2001 was accounted for in other segments, particularly the Austria/CEE business segment, in 2002.

Net interest income in the New HVB Group (pro forma) reflects primarily the steep decrease in net interest income in the Corporates & Markets business segment, as well as an increase of € 100 million, or 38.8%, in net interest expense in the "Other/consolidation" column. Net interest expense in the Other/consolidation column reflects primarily HVB Group's allocated refinancing costs with respect to subsidiaries and participations. The increase of the refinancing costs and, thus, the increase of net interest expense in 2002 resulted primarily from the lower interest income on shareholders' equity contributed to subsidiaries, primarily on the capital allocated to Bank BPH (approximately € 60 million) due to the decline in interest rates in Poland by approximately 4%, and a reduction of interest income on HVB Group's shareholders' equity.

Net interest income in the Hypo Group business segment decreased by € 68 million, or 8.4%, from 2001 to 2002. The decrease reflects primarily a loss of interest with respect to loans in Hypo Group's German loan portfolio. In addition, rating downgrades for HVB Group companies increased the Group's funding costs which increase could not be offset by a corresponding increase of the interest charged to borrowers.

Provisions for Losses on Loans and Advances

The following table summarizes changes in risk provisioning amounts for HVB Group during each of the years indicated.

	Year ended December 31,	
	2002	2001
	(€ in millions)	
Additions:		
Allowances for losses on loans and advances	4,975	3,803
Allowances for losses on guarantees and indemnities	260	140
Total additions	5,235	3,943
Of which:		
Counterparty risk	5,007	3,660
Country risk	48	148
Latent risk	180	135
Releases:		
Allowances for losses on loans and advances	(1,188)	(1,454)
Allowances for losses on guarantees and indemnities	(149)	(258)
Total releases	(1,337)	(1,712)
Of which:		
Counterparty risk	(1,023)	(1,518)
Country risk	(189)	(57)
Latent risk	(125)	(137)
Recoveries from write-offs of loans and advances	(101)	(157)
Net additions to provisions for losses on loans and advances	3,797	2,074
Non-accrual loans	14,694	12,929
Net additions to allowances for losses on loans and advances, as a percentage of non-accrual loans	25.8%	16.0%
Coverage ratio for non-accrual loans[1]	97%	99%
Total allowances as a percentage of lending volume[2]	2.91%	2.55%

(1) Total allowances for losses on loans and advances as a percentage of non-accrual loans.
(2) Total allowances for losses on loans and advances as a percentage of lending volume as of the end of the period.

The Group increased provisions for losses on loans and advances by a net amount of € 1,723 million, or 83.1%, in 2002 compared with 2001. The higher level of provisioning reflected not only an increase in total additions by € 1,292 million, or 32.8%, but also a decline of total reversals by € 375 million, or 21.9%, and was mainly due to the deteriorating economy, the Group's exposure to a number of large bankruptcies and restructurings, difficult operating conditions for its small and medium-sized customers, the continued weakness in the energy, IT and telecommunications industries and the real estate sector, and the decline in credit ratings of foreign borrowers.

In 2002 and 2001, more than 80% of total reversals were attributable to the Germany (approximately 25%), Corporates & Markets (approximately 25%) and Austria/CEE (approximately 30%) business segments. In both years, total reversals reflected a large number of smaller reversals of loan loss provisions, with only very few reversals exceeding € 10 million.

For a discussion of the Group's net addition rate and loan loss rate in the years 2001 and 2002, see "Credit Portfolio—Risk Provisioning Rates."

The following table shows a breakdown of HVB Group's provisions for losses on loans and advances by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group *(pro forma)*[1]	Hypo Group *(discontinuing operation, pro forma)*[1]	Consolidation	HVB Group *(actual)*
					audited (€ in millions)				
Year ended December 31,									
2002	1,853	511	919	—	9	3,292	505	—	3,797
2001	915	644	394	(140)	(30)	1,783	291	—	2,074

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, in the Germany business segment, provisions for losses on loans and advances more than doubled from 2001 to 2002, marking an increase of € 938 million. A large number of insolvencies among

German mid-sized companies added to this increase as did increased unemployment rates and the generally poor financial situation of private individuals. The increase of loan loss provisions in the Germany business segment also reflects the increase of HVB Group's general loan loss provisions by € 270 million resulting from the change in the criteria for the establishment of lump-sum special loan loss provisions. See "—Introduction—Significant Accounting Policies—Provisions for Losses on Loans and Advances." Increased loan loss provisions attributable to the commercial real estate loan portfolio of HypoVereinsbank accounted for a further increase of provisions for losses on loans and advances in the Germany segment in 2002. The decrease of loan loss provisions in the Austria/CEE business segment by € 133 million, or 20.7%, from 2001 to 2002 was mainly due to the fact that HVB Group was exposed to fewer insolvencies of large borrowers in that region in 2002 compared with 2001, and, in particular, to a decline in loan loss provisions of € 65 million at the Group's Polish companies. The increased loan loss provisions in 2001 resulted in a reduction in loan loss provisions of approximately € 50 million in 2002. Loan loss provisions in the Corporates & Markets business segment also more than doubled from 2001 to 2002, increasing by € 525. Approximately € 450 million thereof were the result of HVB Group's participation as a creditor in connection with the insolvencies of four large corporate customers in Germany. This increase was also due to the insolvencies of other German borrowers of HVB Group, as well as rating downgrades of large international borrowers. The negative amount of € 140 million in the Real Estate Workout segment in 2001 relates to the reversal of provisions in connection with a write-down on equity participations included in the Real Estate Workout segments. See "—Net Income from Investments".

Provisions for losses on loans and advances in the New HVB Group (pro forma) increased by € 1,509 million or 84.6% in 2002, reflecting primarily the significant increases in provisions for losses on loans and advances in the Germany and Corporates & Markets business segments, which were partially offset by the decline in provisions for losses on loans and advances in the Austria/CEE business segment. The change in the Other/consolidation amount from 2001 to 2002 was due to two factors. One factor was payments received on written-off loans in the amount of € 30 million in 2001. The second factor was a loss reserve established by Bank Austria Creditanstalt with regard to an Argentine borrower in 2002.

Provisions for losses on loans and advances in the Hypo Group increased from 2001 to 2002 by € 214 million, or 73.5%. This increase was primarily due to a large number of problem loans relating to both commercial and residential real estate projects in the Eastern part of Germany, as well as in structurally weak areas in the Western part of Germany.

Net Commission Income

The table below sets forth a breakdown of HVB Group's reported net commission income into commission income and commission expense:

	Year ended December 31,	
	2002	2001
	(€ in millions)	
Commission income from:		
Securities and custodial services[1]	1,291	1,563
Of which:		
Securities services	573	697
Asset management	293	326
Custodial services (excluding asset management)	130	153
Other securities-related services	295	387
Foreign trade and money transfer operations	1,090	1,057
Lending operations	645	615
Other service operations[2]	308	357
Total	3,334	3,592
Commission expenses for:		
Securities services[1]	216	318
Of which:		
Securities services	49	67
Asset management	64	68
Other securities-related services	104	183
Foreign trade and money transfer operations	151	134
Lending operations	168	148
Other service operations[2]	114	115
Total	650	715
Net commission income	2,684	2,877

(1) Includes underwriting and asset management activities.
(2) Includes primarily insurance product sales, home loan product sales and financial advisory activities.

Net commission income decreased € 193 million, or 6.7%, from 2001 to 2002. The weak conditions in the international capital markets in 2002 resulted in a 13.7% decrease of net income from securities and custodial services as market participants engaged in fewer and smaller transactions, and as commissions in the asset management businesses based on value or on portfolio appreciation declined. At the same time, the strategic partnership with the Munich Re Group had a positive impact on the revenues from other service operations. The contributions to net commission income from the cooperation with the Munich Re Group amounted to € 29.8 million in 2001 and € 68.8 million in 2002. However, this increase was more than offset by a decrease of net commission income from service operations unrelated to insurance products in the amount of € 82 million. The reasons for this decline were a decrease in revenues from the sale of home loan and savings products and the effects of deconsolidation of the former CA IB subsidiaries as of January 1, 2002 (€ 31 million). After a substantial portion of the business of CA IB Investment Bank Austria AG had been transferred to Bank Austria Creditanstalt, the remaining business of CA IB Investment Bank Austria AG was transferred to CA IB Corporate Finance Beratungs Ges. mbH (collectively the "CA IB Companies"). As a consequence thereof, CA IB Investment Bank Austria AG, its subsidiaries and CA IB Corporate Finance Beratungs Ges. mbH ceased to be material subsidiaries and, thus, were deconsolidated for purposes of the 2002 HVB Group Financial Statements. The proportion of total operating revenues represented by net commission income rose from 25.5% in 2001 to 26.2% in 2002.

The following table shows a breakdown of HVB Group's net commission income by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group *(pro forma)*[1]	Hypo Group *(discontinuing operation, pro forma)*[1]	Consolidation	HVB Group *(actual)*
					audited (€ in millions)				
Year ended December 31,									
2002	1,187	1,044	418	(2)	25	2,672	12	—	2,684
2001	1,442	994	407	—	17	2,860	17	—	2,877

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, net commission income in the Germany business segment decreased by € 255 million, or 17.7%, from 2001 to 2002, primarily due to the sharp decline in the number and volume of securities transactions resulting from the weak capital markets in Germany. Net commission income in the Austria/CEE business segment increased by € 50 million, or 5.0%, in 2002 compared with 2001, despite similarly weak capital markets in Austria. The increase was primarily due to an increase of net commission income related to the Group's Central and Eastern European business. In particular, growth in Poland and an accounting-related shift from trading profit to net commission income in the amount of approximately € 42 million resulting from the first time application of certain HVB Group accounting guidelines in Poland, requiring the allocation of certain fee income related to trading activities for customers to net commission income rather than to net trading results as in previous years, accounted for the increase in net commission income in the Austria/CEE business segment. The Corporates & Markets business segment also showed a slight increase in net commission income in 2002 compared with 2001. The increase related primarily to commission-based business in fixed-income securities and structured equity products developed by HVB Group.

Net commission income in the New HVB Group (pro forma) decreased by € 188 million, or 6.6%, reflecting primarily the decrease in net commission income in the Germany business segment that was partially offset by the slight increases in the Austria/CEE business and Corporates & Markets business segments, as well as a slight increase in the Other/consolidation column related to net commission income that was not allocated to any of the other business segments.

Net commission income in the Hypo Group decreased by € 5 million, or 29.4%, primarily due to a decline of agent's commissions in the area of private real estate financings in Germany. This decline was due to the fact that Hypo Group no longer engages in agency business in the area of private real estate financings.

Trading Profit

The table below shows a breakdown of HVB Group's trading profit for the periods presented:

	Year ended December 31, 2002	2001
	(€ in millions)	
Trading Profit[1]		
Equity trading	172	51
Of which:		
Bayerische Hypo- und Vereinsbank AG	122	81
Bank Austria Creditanstalt	(23)	(20)
Vereins- und Westbank AG	1	(13)
Other	72	3
Interest rate and currency trading	615	541
Of which:		
Bayerische Hypo- und Vereinsbank AG	390	213
Bank Austria Creditanstalt AG	158	102
Vereins- und Westbank AG	24	22
Other	43	204
Total	787	592

(1) Includes interest and dividend income net of funding costs in the amount of minus € 13 million in 2002 and interest and dividend income net of funding costs in the amount of € 8 million in 2001 related to securities held for trading purposes.

Despite the adverse conditions in the international stock markets, HVB Group's equity trading profit rose € 121 million, or over 200%, in 2002 compared with 2001. This increase complemented a € 74 million, or 13.7%, increase in trading profit from interest rate- and currency-related trading activities primarily through arbitrage transactions. As a result, overall trading profit rose € 195 million, or 32.9%, from 2001 to 2002. Since trading profit is to a large extent based on the utilization of fluctuations in the price of securities and derivative instruments, trading profit is in itself volatile and an increase in trading profit frequently correlates with an increased volatility of the markets. For a discussion of the risks associated with volatile trading profit, see "Risk Factors—Risks Related to HVB Group's Business—HVB Group's Trading Income can be Volatile."

The following table shows a breakdown of HVB Group's trading profit by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group *(pro forma)*[1]	Hypo Group *(dis-continuing operation, pro forma)*[1]	Consolidation	HVB Group *(actual)*
					(€ in millions)				
Year ended December 31,									
2002	3	91	699	—	(6)	787	—	—	787
2001	18	170	386	—	19	593	(1)	—	592

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, trading profit was only of marginal importance for the generation of revenues in the Germany business segment in 2001 and 2002. Trading profit in the Germany business segment decreased further at already very low levels from 2001 to 2002. Trading profit in the Austria/CEE business segment decreased by € 79 million, or 46.5% in 2002 compared with 2001, primarily due to the first time application of certain HVB Group accounting guidelines in Poland, requiring the allocation of certain fee income related to trading activities for customers to net commission income rather than to net trading results as in previous years. The resulting shift in the allocation of fee income related to trading activities from trading profit to net commission income amounted to approximately € 42 million. See "—Net Commission Income." An additional € 8 million of swap-related income previously allocated to trading profit was allocated to net interest income in 2002. The remaining balance of the decrease in trading profit in the Austria/CEE business segment was primarily attributable to a lower trading profit of Bank BPH as a result of increased market volatility. In the Corporates & Markets business segment, trading profit increased significantly by € 313, or 81.1%, from 2001 to 2002. This increase reflects transactions in bonds held in strategic bond portfolios utilizing currency and interest rate movements. In addition, trading in structured equity-linked products contributed to the trading profit.

Trading profit in the New HVB Group (pro forma), which increased by € 194 million, or 32.7%, from 2001 to 2002 reflects primarily the steep increase in trading profit in the Corporates & Markets business segment. The trading profit in the Other/consolidation column reflects largely non-recurring effects in 2001 and 2002. The trading profit of € 19 million in 2001 largely relates to trading profit of the New York branch of Bank Austria

Creditanstalt. Also having a slight impact was the result of a HypoVereinsbank portfolio discontinued in 2001 that fell into the area of asset/liability management.

The Hypo Group business segment did not record any trading profit in 2002 and only a *de minimis* trading loss in 2001.

General Administrative Expenses

The table below shows a breakdown of HVB Group's general administrative expenses for the periods presented.

	Year ended December 31,	
	2002	2001
	(€ in millions, except employees, branches and ratios)	
General Administrative Expenses		
Personnel expenses:		
Wages and salaries	2,893	3,086
Social security costs	513	518
Pension and other employee benefit costs	506	564
Total personnel expenses	3,912	4,168
Other administrative expenses	2,451	2,818
Depreciation and amortization:		
On property, plant and equipment	514	585
On software and other intangible assets, excluding goodwill	199	145
Total depreciation and amortization	713	730
Total general administrative expenses	7,076	7,716
Number of employees[1]	65,926	69,520
Number of branches	2,104	2,238
Total operating revenues[2]	10,235	11,285
Cost-income ratio (based on total operating revenues)[3]	69.1%	68.4%
Cost-income ratio (based on earnings from ordinary activities)[4]	70.4%	68.0%

(1) Based on actual headcount (including part-time employees) at year-end.

(2) Total operating revenues comprised of net interest income, net commission income, trading profit and balance of other operating income and expenses.

(3) General administrative expenses as a percentage of total operating revenues (net interest income, net commission income, trading profit and balance of other operating income and expenses).

(4) General administrative expenses as a percentage of total earnings from ordinary activities (net interest income, net commission income, trading profit, balance of other operating income and expenses, net income from investments, amortization of goodwill, additions to restructuring provisions and balance of other income and expenses).

General administrative expenses fell € 640 million, or 8.3%, from 2001 to 2002. This decrease was larger than the cost savings of approximately € 200 million planned for 2002 at the beginning of the year as part of the Group's internal restructuring program. In particular, the cost savings in the area of personnel expenses were greater than planned. The € 256 million, or 6.1% decrease in personnel expenses in 2002 was the first such decrease in several years. This decrease was primarily achieved by a reduction of the number of employees by 3,594, or 5.2%, from year-end 2001 to year-end 2002, including a decline of 1,100 employees due to deconsolidations, such as of the former CA IB subsidiaries, Westfalenbank AG and SelfTrade S.A. Cutting back on performance-based compensation, such as bonuses, resulted in cost savings of € 150 million from 2001 to 2002. Other administrative expenses, including primarily IT costs, building and office space expenses, marketing costs, certain insurance premiums and expenses for advisory services, decreased € 367 million, or 13.0%, from 2001 to 2002. In particular, cost savings in the area of IT advisory services and a rigorous general Group-wide cost savings program covering, e.g., travel expenses and cost of materials, contributed to this decrease. Expenses HVB Group expects to incur in connection with the Transformation 2003 restructuring program have been shown as a separate line item "additions to restructuring provisions." See "—Introduction—Key Drivers—Other Key Factors—Restructuring Provisions" and "—Additions to Restructuring Provisions." Total depreciation charges declined slightly, with lower depreciation on property, plant and equipment offsetting increased depreciation on software and other intangible assets. The lower depreciation on property, plant and equipment resulted from lower expenditures on these kinds of assets due to the cost control measures HVB Group has in place. The higher depreciation of intangibles was due to the large-scale installation of banking software at subsidiaries of the HVB Group in Central and Eastern Europe.

With total operating revenues (comprised of net interest income, net commission income, trading profit and balance of other operating income and expenses) declining, the cost-income ratio based on operating revenues worsened to 69.1% in 2002 from 68.4% (which included the benefit of the non-recurring gain of € 370 million from the sale of Foreign & Colonial) in 2001. Exclusive of the effects from the sale of Foreign & Colonial, the cost-income ratio based on operating revenues would have been 70.7% in 2001. The cost-income ratio based on earnings from ordinary activities was 68.0% in 2001 and 70.4% in 2002.

The following table shows a breakdown of HVB Group's general administrative expenses by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group *(pro forma)*[1]	Hypo Group *(dis-continuing operation, pro forma)*[1]	Consolidation	HVB Group *(actual)*
					audited (€ in millions)				
Year ended December 31,									
2002	3,189	2,226	1,395	29	57	6,896	254	(74)	7,076
2001	3,507	2,565	1,372	52	(12)	7,484	247	(15)	7,716

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

General administrative expenses in the Germany business segment declined by € 318 million, or 9.1%, from 2001 to 2002. This decline was primarily due to a reduction of the number of employees in the Germany business segment by 1,554, or 6.5%, from 2001 to 2002. In addition, cost savings in the area of advisory fees and the general cost savings program also contributed to the decrease of general administrative expenses in the Germany business segment. General administrative expenses in the Austria/CEE business segment decreased by € 339 million, or 13.2%, from 2001 to 2002. This decrease was primarily due to a decrease in other administrative expenses, in particular IT costs, and a decrease in staff costs as part of the group's cost-cutting program. In the Corporates & Markets business segment, despite cost savings related to the reduction of the number of employees by 241, or 5.7%, general administrative expenses slightly increased by € 23 million, or 1.7%, from 2001 to 2002, not the least due to the overhead costs allocated to the segment.

General administrative expenses in the New HVB Group (pro forma), which decreased by € 588 million, or 7.9%, from 2001 to 2002, reflect primarily the decrease in general administrative expenses in the Germany and Austria/CEE business segments. The developments in the Other/consolidation column had only a minimal impact on general administrative expenses in the HVB Group (pro forma, ex Hypo Group) in 2002 compared with 2001. The € 57 million general administrative expenses in the Other/consolidation column in 2002 reflect administrative expenses related to the services rendered by HVB Group's internal service subsidiaries (*Funktionstöchter*), such as HVB Systems and HVB Info, to unconsolidated subsidiaries and companies included in the Hypo Group business segment. The cost-income ratio based on operating revenues for the ongoing business of the HVB Group, disregarding the Hypo Group, was 72.0% in 2002, compared with 70.9% in 2001. The cost-income ratio based on revenues from ordinary activities for the ongoing business of the HVB Group, disregarding Hypo Group, was 73.9% in 2002, compared with 70.9% in 2001.

General administrative expenses in the HypoGroup increased slightly by € 7 million, or 2.8%, in 2002 compared with 2001. This increase is primarily due to the restructuring of HVB Group's real estate financing activities and the allocation of several group service functions to Hypo Group. The cost-income ratio (based on operating revenues) in the Hypo Group was 33.3% in 2002 compared with 28.3% in 2001. The cost-income ratio (based on revenues from ordinary activities) in the Hypo Group was 31.0% in 2002 compared with 26.7% in 2001. The allocation of costs to the Hypo Group business segment follows the same principles as the allocation of costs to the other segments. See "—Introduction—Factors Affecting Comparability—Segment Reporting."

Balance of Other Operating Income and Expenses

	Year ended December 31, 2002	2001
	(€ in millions)	
Balance of Other Operating Income and Expenses		
Other operating income	487	1,036
Other operating expenses	372	551
Balance of other operating income and expenses	115	485

The balance of other operating income and expenses decreased € 370 million, or 76.3%, from 2001 to 2002. This decrease reflects primarily the € 370 million gain on the Group's sale of its shareholding in Foreign & Colonial in 2001 and the absence of a comparable non-recurring item in 2002. The largest items under other operating income relate to gains on the partial and full deconsolidation of subsidiaries, including SelfTrade S.A. (as of December 31, 2002), VISA-SERVICE Kreditkarten AG (as of January 1, 2002) and the CA IB Companies, totaling € 105 million in 2002 compared with € 510 million in 2001. Income from the reversal of provisions other than loan-loss provisions amounted to € 99 million in 2002, a decline from € 105 million in 2001. Gains from the sale of assets, primarily real property, accounted for € 38 million of other operating income in 2002 compared with € 93 million in 2001. The remaining balance of other operating income accounted for € 189 million in 2002 compared with € 293 million in 2001. In both years, the respective amounts related to a large variety of non-recurring items with respect to a large number of different subsidiaries. Expenses arising from additions to accruals and provisions other than loan-loss provisions totaled € 76 million in 2002, compared with € 105 million in 2001. Litigation expenses unrelated to HVB Group's credit business, payments in respect of damage claims and settlements, and governmental fees and charges accounted for a further € 142 million other operating expenses in 2002. In both years, the respective amounts related to a large variety of expense items with respect to a large number of different subsidiaries.

The following table shows a breakdown of HVB Group's other operating income and expenses by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group *(pro forma)*[1]	Hypo Group *(dis-continuing operation, pro forma)*[1]	Consolidation	HVB Group *(actual)*
					audited (€ in millions)				
Year ended December 31,									
2002	28	24	30	(4)	102	180	14	(79)	115
2001	401	32	4	2	(5)	434	52	(1)	485

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, other net operating income in the Germany business segment declined by € 373 million, or 93.0%, from 2001 to 2002. This decline was primarily due to the absence of the € 370 million gain on the Group's sale of its shareholding in Foreign & Colonial in 2001. Other net operating income in the Corporates & Markets business segment increased by € 26 million, or more than sevenfold, in 2002 compared with 2001. This increase was primarily due to the deconsolidation of the CA IB Companies in 2002. Westfalenbank AG accounted for net operating expenses of € 23 million in the Corporates & Markets business segment in 2001.

Other net operating income in the New HVB Group (pro forma) which decreased by € 254 million, or 58.5%, primarily reflects the steep decrease of other net operating income in the Germany business segment. The decrease of other net operating income in the Germany business segment was partly offset by an increase of € 107 million in the Other/consolidation column, from a € 5 million net expense figure in 2001. Other net operating income of € 102 million in the Other/consolidation column in 2002 reflects a corresponding balance of other operating income and expenses resulting from services rendered by HVB Group's internal service subsidiaries (*Funktionstöchter*), such as HVB Systems and HVB Info, to unconsolidated subsidiaries of HVB Group and companies included in the Hypo Group business segment.

Other operating income and expenses in the Hypo Group decreased by € 38 million, or 73.1%, in 2002 compared with 2001. This decrease was largely due to non-recurring effects in the form of gains from the sale of real estate owned by Hypo Group companies in 2001.

Net Income from Investments

The following table shows HVB Group's net income from investments for the periods indicated:

	Year ended December 31,	
	2002	2001
	(€ in millions)	
Income from investments from:		
Available-for-sale financial assets	1,729	1,285
Held-to-maturity financial assets	66	46
Investment properties	38	17
Companies valued at equity	42	105
Total	1,875	1,453
Expenses from investments from:		
Available-for-sale financial assets	1,038	781
Held-to-maturity financial assets	51	68
Investment properties	55	39
Companies valued at equity	82	35
Total	1,226	923
Net income from investments	649	530
Thereof net income from investments in:		
Available-for-sale financial assets	691	499
Held-to-maturity financial assets	15	(22)
Investment properties	(17)	(22)
Companies valued at equity	(40)	75

HVB Group's net income from investments increased € 119 million, or 22.5%, from 2001 to 2002, primarily due to non-recurring effects. Net income from held-to-maturity assets totaled € 15 million following a loss of € 22 million in 2001, and net income from available-for-sale investments rose to € 691 million in 2002 from € 499 million in 2001. The Group realized a € 40 million net loss on the sale of, and write-downs taken on, joint ventures and associated companies valued at-equity following a € 75 million gain in 2001. In addition, the Group incurred a loss of € 17 million relating to investment property in 2002, as compared to a loss of € 22 million in 2001.

The largest non-recurring item in net income from investments in 2002 was a € 419 million gain related to the acquisition of the minority interest in a financial company set up by HypoVereinsbank and a third party in the second quarter of 2002, and a subsequent sale of shares of Allianz AG. The financial company was a fully consolidated subsidiary of HypoVereinsbank, in which the third party held a minority interest. The financial company entered into a hedging transaction with HypoVereinsbank with respect to 4.35 million Allianz AG shares that provided HypoVereinsbank with a hedge against fluctuations in the market price of the Allianz shares. Following a decline in the market price of Allianz shares, HypoVereinsbank exercised a contractual right to acquire the third party's minority interest in the subsidiary at the minority interest's then-prevailing fair value. As a result of the financial company's obligations under the hedging transaction, the fair value of the third party's minority interest in the financial company declined below its book value. Upon the acquisition of the minority interest for a purchase price equal to the fair value of the minority interest, HVB Group realized a gain in the amount of € 217 million from the reduction of minority interests, reflecting the excess of the book value over the fair value of the minority interests. Subsequent to the merger of the financial company with HypoVereinsbank, HypoVereinsbank sold the shares of Allianz AG that underlay the hedging transaction at their book value to a third party. The release of the related AfS reserve resulted in net income from investments in the amount of € 202 million. In 2001, HypoVereinsbank entered into a similar hedging transaction with respects to the same amount of Allianz shares that produced a gain of € 555 million.

Other special items reflected in net income from investments in 2002 include gains in the aggregate amount of € 632 million on the disposal of holdings in E.ON AG, Deutsche Börse AG, Dresdner Bank AG held indirectly through Vermo Vermögensverwaltungsgesellschaft GmbH, Spaten Franziskaner KGaA and Clearstream Banking AG as part of HVB Group's overall strategy to reduce its non-core shareholdings. These gains were in part offset by expenses in an aggregate amount of € 360 million arising from adjustments to its portfolio of shareholdings valued at-equity, primarily write-downs on the Group's interests in Banco BBA-Creditanstalt S.A., a Brazilian bank, which was sold and deconsolidated as of January 1, 2003, and HVB Capital Asia Limited, the Group's finance subsidiary for the Asian market, active in the areas of funding, securitizations and private placements, Banco Inversión S.A., a Spanish bank, primarily active in the private banking business, and Wüstenrot & Württembergische AG, a financial holding company, primarily for insurance companies and home loan and savings banks.

The following table shows a breakdown of HVB Group's net income from investments by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group *(pro forma)*[1]	Hypo Group *(dis-continuing operation, pro forma)*[1]	Consolidation	HVB Group *(actual)*
					audited (€ in millions)				
Year ended December 31,									
2002	(99)	44	(267)	—	909	587	62	—	649
2001	3	(24)	(40)	(139)	664	464	66	—	530

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, net income from investments in the Germany business segment was a loss of € 99 million in 2002 compared with a € 3 million gain in 2001. This decrease reflects primarily a write-down in the amount of € 93 million on the equity participation in Banco Inversión S.A. Net income from investments in the Austria/CEE business segment increased by € 68 million in 2002 from a net loss of € 24 million in 2001. This increase resulted largely from gains related to the sale of part of Bank Austria Creditanstalt's Holdings in Oesterreichische Kontrollbank AG and Wiener Städtische Versicherung AG (€ 48 million) and from the sale of debt securities held in the available-for-sale portfolio in Poland (€ 38 million). Net loss from investments in the Corporates & Markets business segment increased by € 227 million, or more than 500%, in 2002 compared to 2001. This increase in loss was due to write-downs on equity participations, such as Banco BBA-Creditanstalt S.A. (€ 60 million), CA IB (€ 77 million) and B.I.I. Creditanstalt International Ltd. and Banco B.I. Creditanstalt S.A. (€ 24 million). B.I.I. Creditanstalt International Ltd. is being liquidated pursuant to a scheme of arrangement dated January 24, 2003 that has an initial term of seven years with an extension option for a further three years. Banco B.I. Creditanstalt S.A. has been restructuring its debt since April 2002, while continuing as an operating entity. The balance of net loss from investments in the Corporates & Markets business segment was attributable to write-downs on, and losses arising from the realization of, assets at Bank Austria Creditanstalt Corporate Finance, Inc. (€ 35 million) and write-downs on shareholdings of Vereins- und Westbank AG (€ 30 million). In addition, in 2001, the write-down on equity participations included in the Real Estate Workout segment resulted in a € 139 million net loss from investments in 2001. This net loss did not affect net income (loss) before taxes in 2001, since it was offset in full by the reversal of provisions for losses on loans and advances in a corresponding amount.

Net income from investments in the New HVB Group (pro forma) reflects a net decrease of net income from investments from the Germany, Austria/CEE and Corporates & Markets business segment by € 261 million in 2002 compared with 2001. This decrease was more than offset by the increase of net income from investments in the Other/consolidation column by € 245 million, or 36.9%, from 2001 to 2002. In 2002, net income from investments in the Other/consolidation column reflected primarily a € 419 million gain related to a hedge transaction with respect to a portion of HVB Group's holding in shares of Allianz AG and the subsequent sale of such shares, an aggregate € 632 million gain on disposals of HVB Group's holdings in E.ON AG, Deutsche Börse AG, Dresdner Bank AG, Spaten Franziskaner KGaA and Clearstream Banking AG and an aggregate € 207 million loss resulting from write-downs on HVB Group's holdings in Wüstenrot & Württembergische AG and HVB Capital Asia Limited. In 2001, net income from investments in the Other/consolidation column reflected primarily a € 555 million gain related to a hedge transaction with respect to a portion of HVB Group's holding in shares of Allianz AG, an aggregate € 279 million gain on disposals of HVB Group's holdings in Banco Popular Español and various holdings of Bank Austria Creditanstalt and an aggregate € 300 million loss resulting from writedowns on various equity participations of HypoVereinsbank. The resulting increase of net income from investments in the Other/consolidation column led to an increase of net income from investments of the New HVB Group (pro forma) by € 123 million or 26.5%, from 2001 to 2002.

Net income from investments in the Hypo Group declined by € 4 million, or 6.1%, in 2002 compared with 2001. This decrease was primarily the result of the realization of gains related to the purchase of bonds issued by HVB Group companies in the market at a price below their face value and their subsequent cancellation, sales of certificates of indebtedness (*Schuldscheindarlehen*), and the decline in market value of available-for-sale financial assets.

Amortization of Goodwill

Amortization of goodwill increased by € 74 million, or 23.1%, from € 321 million in 2001 to € 395 million in 2002. HVB Group's amortization of goodwill in 2001 reflects regular amortization of goodwill in the amount of € 221 million and extraordinary amortization of goodwill in the amount of € 100 million relating to SelfTrade S.A., reflecting the unfavorable market environment for online brokers. HVB Group's amortization of goodwill in 2002 reflects regular amortization of goodwill in the amount of € 210 million, as well as extraordinary amortization of goodwill in connection with the sale of SelfTrade S.A. effective as of December 31, 2002 in the amount of € 164 million and with respect to Direkt Anlage Bank in the amount of € 21 million.

The following table shows a breakdown of HVB Group's amortization of goodwill by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group *(pro forma)*(1)	Hypo Group *(discontinuing operation, pro forma)*(1)	Consolidation	HVB Group *(actual)*
					audited (€ in millions)				
Year ended December 31,									
2002	215	111	62	—	7	395	—	—	395
2001	139	140	29	—	13	321	—	—	321

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, the increase in the amortization of goodwill in the Germany business segment by € 76 million, or 54.7%, was largely due to the extraordinary amortization of goodwill discussed above. The decrease of amortization of goodwill in the Austria/CEE business segment was due to accounting effects related to the first-time re-allocation of certain items to other segments in 2002.

Additions to Restructuring Provisions

Additions to restructuring provisions increased by € 267 million, from € 19 million in 2001 to € 286 million in 2002. € 259 million of the restructuring charge in 2002 were attributable to HypoVereinsbank, with the closure and optimization of back office units accounting for € 134 million and payments in connection with staff reductions accounting for € 125 million. A smaller amount (approximately € 15 million of the restructuring charge) was attributable to the planned merger of Bethmann Bank with Bankhaus Maffei and related restructurings. For a further discussion of the additions to restructuring provisions, see "—Introduction—Key Drivers—Other Key Factors—Restructuring Provisions."

The following table shows a breakdown of HVB Group's additions to restructuring provisions by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group *(pro forma)*(1)	Hypo Group *(discontinuing operation, pro forma)*(1)	Consolidation	HVB Group *(actual)*
					audited (€ in millions)				
Year ended December 31,									
Restructuring charge									
2002	212	2	35	—	34	283	3	—	286
2001	—	9	—	—	—	9	10	—	19

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, by far the largest portion of restructuring provisions is attributable to the Germany business segment, reflecting the fact that more than 90% of the restructuring charge are attributable to HypoVereinsbank and Bethmann Bank. The decrease of restructuring charges by € 7 million, or 70%, in the Hypo Group was primarily due the merger of the predecessors of HVB Real Estate AG.

Balance of Other Income and Expenses

	Year ended December 31, 2002	2001
	(€ in millions)	
Balance of Other Income and Expenses		
Other income	—	—
Other expenses	151	136
Of which:		
Other taxes	*18*	*37*
Losses assumed	133	80
Balance of other income (expenses)	(151)	(136)

The negative balance of other income (expenses) widened by € 15 million, or 11.0%, as result of losses recognized in the Real Estate Workout segment, which increased to € 115 million in 2002 from € 69 million in 2001.

The following table shows HVB Group's balance of other income and expenses by business segment:

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group (*pro forma*)[1]	Hypo Group (*dis-continuing operation, pro forma*)[1]	Consolidation	HVB Group (*actual*)
					audited (€ in millions)				
Year ended December 31,									
2002	(11)	(2)	(3)	(115)	(18)	(149)	(2)	—	(151)
2001	(14)	(3)	(7)	(69)	(40)	(133)	(3)	—	(136)

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."

On a segmental basis, the balance of other income and expenses reported in the Germany, Austria/CEE and Corporates & Markets business segments remained at low levels in 2002 compared with 2001. The negative balance of other income and expenses in the Real Estate Workout segment increased by € 46 million, or 66.7%, from 2001 to 2002, reflecting the assumption of losses by HypoVereinsbank in the amount of € 115 million relating to unconsolidated entities included in the Real Estate Workout segment.

The negative balance of other income and expenses of the New HVB Group (pro forma) increased by € 16 million, or 12.0%, from 2001 to 2002, reflecting primarily the loss in the Real Estate Workout segment, which was partially offset by the reduction of the negative balance in the Other/consolidation column by € 22 million, or 55%, from 2001 to 2002. The reduction of the negative balance of other income and expenses in the Other/consolidation column was primarily due to a decline of taxes other than income taxes by € 19 million from 2001 to 2002.

The balance of other income and expenses in the Hypo Group remained relatively flat at low levels from 2001 to 2002.

Income Taxes

	Year ended December 31, 2002	2001
	(€ in millions)	
Income Taxes		
Current taxes	277	580
Deferred taxes	(240)	2
Total	37	582

Income taxes fell € 545 million, or 93.6%, from 2001 to 2002. The overall decline in income taxes was due to the Group's net loss before taxes recorded for 2002. The net loss before taxes does not give rise to any tax income in the corporate group, because the net loss reported for tax purposes in Germany cannot be offset against net income booked by the Group's international subsidiaries. The net deferred tax income of € 240 million is primarily attributable to temporary differences arising or being reversed and tax loss carryforwards arising or being utilized in the aggregate amount of € 286 million and changes in value of deferred tax assets in the amount of € 44 million. For further information on the accounting treatment of temporary differences in the valuation of assets, see "—Introduction—Significant Accounting Policies—Deferred Tax Asset Valuation Allowances."

Although HVB Group recorded a net loss before taxes of € 821 million in 2002, HVB Group still recorded income taxes in the amount of € 37 million. This amount primarily reflects income taxes payable at the level of HVB Group subsidiaries.

Minority Interest in Net Income (Loss)

Minority interest changed by € 58 million from minus € 29 million in 2001 to € 29 million in 2002, representing € 29 million in net loss in 2003 and € 29 million in net income in 2002.

Net Income (Loss) Adjusted for Minority Interest

HVB Group's net result adjusted for minority interest declined from net income of € 938 million in 2001 to a net loss of € 829 million in 2002. This decline primarily reflects the decline in operating income due to low operating revenues and in particular the increase in provisions for losses on loans and advances and therefore also the net income before taxes from 2001 to 2002.

Capital Resources

Shareholders' Equity and Subordinated Capital

The following table shows HVB Group's shareholders' equity and subordinated capital as of the dates indicated.

	As of December 31,	
	2002	2001
	(€ in millions)	
Shareholders' equity:		
Subscribed capital	1,609	1,609
Additional paid-in capital	13,112	13,133
Retained earnings	2,882	4,326
Change in valuation of financial instruments	(3,373)	5,585
Available-for-sale reserve	(1,319)	6,135
Hedge reserve	(2,054)	(550)
Consolidated profit	—	457
Total shareholders' equity	14,230	25,110
Subordinated capital:		
Subordinated liabilities	15,348	16,867
Participating certificates outstanding (*Genussrechtskapital*)	2,799	2,970
Hybrid capital instruments	4,164	3,650
Total subordinated capital	22,311	23,487
Minority interests	813	3,050

HVB Group's shareholders' equity decreased € 10,880 million, or 43.3%, in 2002, mainly as a result of changes in the valuation of financial instruments and the reduction in retained earnings reflecting the net loss for the year.

The Group recorded a loss of € 3,373 million under shareholders' equity as the change in valuation of financial instruments. This change primarily reflects net declines in the available-for-sale reserve and the cash flow hedge reserve aggregating € 8,958 million, € 7,454 million of which was in the available-for-sale reserve. The available-for-sale reserve primarily contains the differences between the market values and book values of those of the Group's shareholdings that are not classified as assets held for trading purposes. Following the dramatic collapse in stock prices, occurring primarily in the second half of 2002, the available-for-sale reserve became a negative € 1,319 million. Despite this deficit in the reserve account, HVB Group has determined - as discussed above in "—Significant Accounting Policies—IAS 39" - that no impairment of these available-for-sale holdings was necessary or appropriate as of December 31, 2002. The € 1,504 million decline in the cash flow hedge reserve, to minus € 2,054 million as of December 31, 2002, resulted from declines in the fair values of hedging derivatives in effective cash flow hedges. Additionally eroding shareholders' equity was a decline in HVB Group's retained earnings by € 1,444 million in 2002, reflecting the net loss for the year in the amount of € 829 million, the effects of changes in foreign exchange rates, in particular the decline in value of the Polish Zloty and the U.S. dollar, accounting for € 447 million and, to a much lower extent, consolidation effects, accounting for € 168 million. Except where otherwise indicated, the available-for-sale and hedge reserves are not included when calculating the Group's return on equity figures contained in this document.

The Group's subordinated capital decreased € 1,176 million, or 5.0%, in 2002. The main factors contributing to this decline were the decline in value of subordinated debt denominated in U.S. dollars, Swiss Francs, Japanese Yen and Pound Sterling due to the decline of the value of these currencies vis-à-vis the Euro in 2002 and the decline of HVB Group's activities as issuer of subordinated debt. The latter was attributable to the fact that HVB Group's ability to use subordinated liabilities as Tier II capital was limited as a result of the decline of HVB Group's Tier I capital. See "Regulation and Supervision—Regulation and Supervision in Germany—Capital Adequacy Requirements." The decline in subordinated liabilities was partially offset by the issuance of hybrid capital instruments.

Capital Adequacy

The following table shows the development of the capital and capital adequacy ratios of HVB Group based on the German Banking Act, as well as the development of the capital and capital adequacy ratios of HVB Group and New HVB Group (pro forma) under the BIS rules. The capital figures and ratios calculated for HypoVereinsbank's group of institutions pursuant to the German Banking Act and set forth under "German Banking Act" below, and according to BIS and set forth under "BIS" below, are based on financial statements prepared in accordance with German GAAP. For differences in the calculation of capital ratios in accordance with the German Banking Act and BIS, see "Regulation and Supervision—Regulation and Supervision in Germany—Capital Adequacy Requirements—Capital Requirements under the Basel Capital Accord."

	As of December 31,		
	2002[1][2] *(pro forma)*[3]	2002[1][2] *(actual)*	2001[1][2]
	Audited, except as indicated otherwise		
German Banking Act			
Equity funds (€ in millions):			
Core capital (Tier I)	16,847[4]	21,043[4]	23,581[4]
Supplementary capital (Tier II) (after deductions)	8,697[4]	11,489[4]	14,989[4]
Equity capital (Tier I + Tier II)	25,544[4]	32,532[4]	38,530[4]
Tier III capital	2,019[4]	2,014[4]	2,525[4]
Total equity funds (Tier I + Tier II + Tier III)	27,563	34,546	41,055
Risk-weighted assets (€ in billions):			
Assets	245[4]	287[4]	298[4]
Off-balance-sheet transactions	27[4]	33[4]	34[4]
Total risk-weighted assets	272	320	332
Market risk positions (€ in millions)[5]:			
Currency risk	76[4]	70[4]	296[4]
Commodity risk	—	—	—
Interest rate risk (trading book)	1,589[4]	1,589[4]	1,948[4]
Equity risk (trading book)	254[4]	254[4]	359[4]
Option risk (trading book)	151[4]	115[4]	93[4]
Internal model (trading book)	115[4]	115[4]	315[4]
Counterparty risk (trading book)	641[4]	641[4]	524[4]
Total market risk positions	2,826	2,820	3,535
Capital ratios:			
Core capital ratio (Tier I)[6]	6.2%[4]	6.6%[4]	7.1%[4]
Equity capital ratio (Tier I + Tier II)[7]	9.4%[4]	10.2%[4]	11.6%[4]
Equity funds ratio (Tier I + Tier II + Tier III)[8]	9.0%[4]	9.7%[4]	10.9%[4]
BIS			
Equity funds (€ in millions):			
Core capital (Tier I)	14,601	19,126	21,734
Supplementary capital (Tier II)	9,693	12,666	17,526
Equity capital (Tier I + Tier II)	24,294	31,792	39,260
Tier III capital	1,653	1,649	2,269
Total equity funds (Tier I + Tier II + Tier III)	25,947	33,441	41,529
Risk-weighted assets (€ in billions):			
Assets	251	300	324
Off-balance-sheet transactions	35	41	41
Total risk-weighted assets	286	341	365
Market risk positions (€ in millions):			
Currency risk	89[4]	83	297
Commodity risk	—	—	—
Interest rate risk (trading book)	1,579[4]	1,579[4]	1,948[4]
Equity risk (trading book)	380[4]	380[4]	524[4]
Option risk (trading book)	151[4]	151[4]	93[4]
Internal model (trading book)	115[4]	115[4]	315[4]
Total market risk positions	2,314	2,308	3,177
BIS core capital ratio (Tier I)	5.1%	5.6%	6.0%
BIS equity capital ratio (Tier I + Tier II)	8.5%	9.3%	10.8%
BIS equity funds ratio (Tier I + Tier II + Tier III)	8.2%	9.1%	10.3%

(1) Calculated after adoption of the annual financial statements.
(2) Consolidated in accordance with Section 10a of the German Banking Act.
(3) On a pro forma basis as if the spin-off of Hypo Group occurred on January 1, 2002. For a discussion of the assumptions and pro forma adjustments underlying the 2002 pro forma financial information, see "Pro Forma Financial Information—Introduction."
(4) Unaudited.
(5) See "Risk Management—Market Risk."
(6) Core capital as a percentage of total risk-weighted assets.
(7) Equity capital as a percentage of total risk-weighted assets.
(8) Total equity funds as a percentage of the sum of total risk weighted assets and the product of 12.5 times market risk positions.

In 2002, HVB Group's core capital (Tier I) declined € 2,608 million, or 12.0%, due in part to the merger of the financial company that had been set up in connection with the Allianz hedging transaction (see "—Net Income from Investments") and the effects of deconsolidation.

The Group's risk-weighted assets (calculated in accordance with BIS rules) declined € 24.5 billion, or 6.7%, to € 340.6 billion at December 31, 2002, from € 365.1 billion at December 31, 2001. The main factors contributing to such decrease were: securitizations (minus € 12.5 billion), currency effects (minus € 7.0 billion), deconsolidations (minus € 3.0 billion) and a planned reduction of lending volumes (minus € 3.0 billion).

In 2002, a volume of € 20.5 billion (€ 9.2 billion in 2001) was securitized by transactions executed by the Group to shift portions of the lending risks to investors in the capital markets. An amount of € 12.5 billion

(€ 7.5 billion in 2001) of these measures contributed to the decline in the Group's risk-weighted assets. To the extent that HVB Group retained or repurchased risk, such as first loss tranches, interest subparticipations or credit enhancements in the form of collateral or liquidity facilities, the Group's risk-weighted assets were increased. All of the securitization programs set up by HVB Group during 2002 and 2001 were synthetic transactions. The amount of the Group's lending volume involved in the Group's securitization programs amounted to € 33.2 billion at December 31, 2002 (€ 16.2 billion at December 31, 2001), serving to deduct € 22.2 billion from risk-weighted assets in accordance with BIS rules at year-end 2002 (€ 12.7 billion in 2001).

The amount of HVB Group's positions subject to capital requirements (BIS) for market risk currency, commodity declined € 869 million, or 27.4%, to € 2,308 million at December 31, 2002 from € 3,177 million at December 31, 2001. This decline was achieved, among other things, through the first-time use of an internal model for interest rate risk at HypoVereinsbank. See "Risk Management", "Credit Portfolio—Credit Policies" and the Risk Report included in the HVB Group Financial Statements.

Risk Management

HVB Group uses a risk management system to identify, analyze, measure and monitor the risks arising from HVB Group's business operations in a timely manner. The risk data are correlated with revenue and income information to assess whether HVB Group's risk policies are effective in implementing a risk bias consistent with HVB Group's overall business strategies. The system operates independently of the individual segments. In addition to credit risk (which includes counterparty, issuer and country risk), HVB Group addresses market risk, liquidity risk, operational risk, business risk, risk arising from HVB Group's own real estate portfolio, risk arising from HVB Group's shareholdings and financial investments and strategic risk. The organization of HVB Group's risk management activities, its risk monitoring and control and data relating to these risks are presented in the "Risk Report" comprising part of the HVB Group Consolidated Financial Statements (the "Risk Report"). The following discussion comprises information additional to that in the Risk Report.

Issuer Risk

HVB Group defines issuer risk as the risk of loss due to the rating deterioration or the default of issuers on particular securities and other financial investments. It arises from the bank's proprietary securities and credit derivatives portfolio, and as such is considered distinct from credit risk arising from the lending portfolio. HVB Group manages its issuer risk by placing limits on its exposure to individual issues, issuers and issuer groups. These limits are included in the credit lines of customers of HVB Group with which HVB Group has lending relationships. Where there is no individual issuer risk limit, a general issuer risk limit is used. These general limits are based on external ratings and can be replaced by individual issuer risk limit following review by a credit officer. Compliance with these limits is monitored on a daily basis. Issuer risk is included in the value-at-risk calculations set forth below and in the Risk Report.

Liquidity Risk

HVB Group monitors day-to-day liquidity and longer term liquidity on a continuous basis, both through the liquidity management units across the Group and at the level of the Board of Managing Directors.

After a weaker first half, when difficult market conditions, together with HypoVereinsbank's reduced credit ratings and a temporary increase in liquidity premiums in the markets more generally, somewhat reduced HypoVereinsbank's access to unsecured refinancing, HypoVereinsbank's refinancing activities in 2003 increased during the second half to a total of € 19.4 billion by year-end.

During the year 2003, HVB Group continued to decrease its liquidity requirements through its active balance sheet management, reduction in risk weighted assets and a variety of other measures such as initiatives to increase domestic retail deposits. HVB Group's need for capital markets funding in 2003 was, mainly due to the Hypo Group spin-off, reduced by approximately € 28 billion compared to the year 2002. As a result, HVB Group's dependence on refinancing through unsecured capital markets instruments, commercial paper and certificates of deposit, which had become more difficult due to the reduced external credit ratings of HypoVereinsbank, declined. In addition, HVB Group has been making greater use of secured funding opportunities as the market for securities repurchase agreements has become relatively more attractive.

As defined under the German regulations governing liquidity (Liquidity Principle II *(Liquiditätsgrundsatz II)* under the German Banking Act), the funds available to HypoVereinsbank exceeded its payment obligations for the following month by € 16.3 billion as of December 31, 2003 (as compared with € 7.2 billion as of December 31, 2002). During the course of 2003 the average amount of funds available to HypoVereinsbank in excess of its payment obligations was € 12.8 billion, with a low of € 7.1 billion and with a high of € 17.5 billion.

Market Risk

HVB Group defines market risk as the potential loss arising from an adverse change in the prices of its positions in financial markets. This encompasses interest rate, foreign exchange, equity and spread risk.

Interest Rate Risk

HVB Group uses a wide variety of instruments to manage and hedge its interest rate risk. It enters into transactions in such instruments both in its trading book and its banking book. Risk in the trading and banking books is measured and monitored using comparable methods.

Foreign Exchange Risk

HVB Group manages the foreign exchange risk resulting from its multi-currency business activities and transactions by matching exposures in the various currencies. For many of its businesses, HVB Group transfers foreign exchange risks, through funding transactions or internal hedges, to designated trading units that manage these risks on the market. Foreign exchange risks also arise in translating currencies other than the euro into euro for purposes of HVB Group's financial statements.

The following table sets forth HVB Group's net foreign currency exposure (before 8% core capital backing), according to the German regulatory requirements governing core capital set forth in Principle I *(Grundsatz I)* under the German Banking Act. The foreign exchange risk is included in the value-at-risk calculations and limitations set forth below and in the Risk Report.

	Net Position (in € millions)
Currency	
British pound	853
U.S. dollars	595
Swiss francs	220
Japanese yen	230
Canadian dollars	107
Gold[1]	41
Other Currencies	267
Not differentiated[2]	61
Total	2,374

[1] Gold, while not a foreign currency, is included in the foreign exchange exposure calculations pursuant to Principle I.

[2] Comprises all currency exposures of indirect subsidiaries that are not reported on a differentiated basis in consolidation.

Market Risk Quantification

HVB Group uses Monte Carlo simulation to quantify the interest rate and credit spread risk data appearing below and in the Risk Report, and statistical approaches for equity and foreign exchange risks. The aggregated value-at-risk analysis quantifies, with a confidence level of 99% and a holding period of one day, the maximum loss that HVB Group may be expected to incur as a result of market price changes arising from these risks. HVB Group's average value-at-risk in its trading book in 2003 was € 132 million. The following graph sets forth the daily value at risk of the trading book between January 1, 2002 and December 31, 2003 (including diversification effects).


HVB Group Trading Book Limits and Value-at-Risk
01/2002 - 12/2003 (€ in millions)
Limit
Value-at-Risk
600
500
400
300
200
100
0
01/01/02
01/03/02
01/05/02
01/07/02
01/09/02
01/11/02
01/01/03
01/03/03
01/05/03
01/07/03
01/09/03
01/11/03

HVB Group decreased the value-at-risk and market risk limits when its internal model was extended to improve the modeling of its credit spread risk at the end of October 2003.

The following graph sets forth the daily value-at-risk of HVB Group in 2002 and 2003 (including diversification effects and giving effect to the spin-off of Hypo Group, which took place as of January 1, 2003 for accounting purposes).


HVB Group Limits and Value-at-Risk
01/2002 – 12/2003 (€ in millions)
Limit
Value-at-Risk
1,000
800
600
400
200
0
02/01/02
02/03/02
02/05/02
02/07/02
02/09/02
02/11/02
02/01/03
02/03/03
02/05/03
02/07/03
02/09/03
02/11/03

We use back-testing to verify the significance of the results of the value-at-risk procedure. The following chart indicates, for each trading day in the period from January 1, 2002 through December 31, 2003, the value-at-risk for HVB Group's trading book on that day (expressed both as a positive and a negative value) and the trading profit or loss arising from the trading book on those days.


HVB Group Trading Book Backtesting
01/2002 - 12/2003 (€ in millions)
Value-at-Risk
Day-to-day performance
Value-at-Risk
200
150
100
50
0
-50
-100
-150
-200
02/01/02
02/03/02
02/05/02
02/07/02
02/09/02
02/11/02
02/01/03
02/03/03
02/05/03
02/07/03
02/09/03
02/11/03

The following chart indicates for each business day in the period from January 1, 2002 through December 31, 2003, the value-at-risk for HVB Group's trading and banking books on that day (expressed both as a positive and negative value) and the profit or loss arising from trading and banking book activities on those days.



HVB Group Backtesting
01/2002 - 12/2003 (€ in millions)
Value-at-Risk
Day-to-day performance
Value-at-Risk
300
200
100
0
-100
-200
-300
02/01/02
02/03/02
02/05/02
02/07/02
02/09/02
02/11/02
02/01/03
02/03/03
02/05/03
02/07/03
02/09/03
02/11/03

Credit Portfolio

The following presents selected credit portfolio data of HVB Group on a consolidated basis for the periods indicated and on a pro forma basis, as if the spin-off of Hypo Group had taken place on the dates indicated. Also presented is information on the Group's credit policies.

The presentation of HVB Group's consolidated credit portfolio data and credit policies set forth below has been derived from, and should be read in conjunction with, the HVB Group Financial Statements and the notes thereto.

Lending Volume and Credit Exposure

HVB Group measures its credit portfolio using two distinct metrics: lending volume, which is based on the book values of lending-related assets and the book values of contingent liabilities and is used for financial reporting purposes, and credit exposure, which relates to the measurement, management and controlling of credit risk. Lending volume includes portions of the balance sheet items placements with, and loans and advances to, other banks and loans and advances to customers but excludes money market transactions, such as reverse repurchase agreements, as these are not lending activities. Contingent liabilities, which include guarantees and indemnities as well as documentary credits (but not irrevocable lending commitments), are also included in lending volume. As of December 31, 2003, lending volume represented approximately 70.6% of the Group's total assets. Credit exposure, on the other hand, includes, in addition to placements with, and loans and advances to, other banks and loans and advances to customers, money market transactions, those securities that function as credit substitutes (such as bonds of a corporate issuer purchased by HVB Group as a means of extending credit to the issuer), credit line commitments and contingent liabilities, in all cases risk-weighted based on product, customer segment and the Group's internal rating of the lender. For a further discussion of HVB Group's internal rating system, see "—Credit Policies—HVB Group's Internal Rating System".

HVB Group changed its method of calculating lending volume in 2002 in keeping with a Group determination that lending volume should include all assets to which total allowances for losses on loans and advances relate. The principal change relates to contingent liabilities. Since 2002, lending volume has included contingent liabilities from guarantees and indemnity agreements (defined to exclude irrevocable lending commitments) as well as placements with, and loans and advances to, other banks and loans and advances to customers. Prior to the change, lending volume excluded these contingent liabilities. In addition, some loans and advances to customers and banks (€ 7.1 billion and € 4.8 billion, respectively, as of December 31, 2001) that previously were classified under other claims were included under lending volume in 2002. Finally, some bills of exchange (amounting to € 682 million as of December 31, 2001), which are shown separately from loans and advances, are, since 2002, no longer included under lending volume. For purposes of the presentations of lending volume appearing below, data for 2001 has been restated to conform to the new definition of lending volume and therefore differs from the originally reported amounts.

The following table shows a breakdown of the components of HVB Group's lending volume as of the dates specified as reported, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. HVB Group defines municipal loans to include loans to public-sector institutions and their agencies and instrumentalities.

	As of December 31,			
	2003	2002 (pro forma)[1]	2002 (actual)	2001
	(€ in millions)			
Lending Volume				
Contingent liabilities[2]	33,037	38,130	38,568	37,553
Placements with, and loans and advances to, other banks[3]	24,457	26,524	43,155	44,602
Loans and advances to customers[4]	280,850	311,126	406,210	420,940
Lending volume	338,344	375,780	487,933	503,095
Of which:				
Real estate loans	*126,796*	*138,614*	*200,187*	*192,911*
Municipal loans	*26,211*	*26,290*	*81,684*	*87,872*

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.

(2) Contingent liabilities also include a small volume of rediscounted bills of exchange. They are excluded from lending volume because they do not constitute a significant lending business of HVB Group. These totaled € 23 million, € 27 million and € 130 million as of December 31, 2003, 2002 and 2001, respectively.

(3) Excludes money market transactions, such as reverse repurchase transactions, which amounted to € 28,385 million, € 30,712 million and € 44,897 million as of December 31, 2003, 2002 and 2001, respectively. Money market transactions amounted to € 31,028 million on a pro forma basis as of December 31, 2002.

(4) Excludes money market transactions, such as reverse repurchase transactions, which amounted to € 2,675 million, € 3,728 million and € 10,120 million as of December 31, 2003, 2002 and 2001, respectively. Money market transactions amounted to € 3,728 million on a pro forma basis as of December 31, 2002.

The € 149,589 million, or 30.7%, decrease in HVB Group's lending volume in 2003 was primarily attributable to the spin-off of Hypo Group. This accounted for € 112,153 million of the decline. Loans and advances to customers also declined in comparison to the prior year due to the more restrictive credit approval policy of HVB Group and the reduced demand for credit as a result of the generally weak economic conditions.

HVB Group's lending volume decreased € 15,162 million, or 3.0%, from € 503,095 million at year-end 2001 to € 487,933 million at year-end 2002. Most of the decrease was attributable to a fall in loans and advances to customers as lending declined in response to the general economic slowdown.

Real estate loans and municipal loans are HVB Group's two largest categories of loans. The € 7,276 million, or 3.77%, increase in real estate loans from year-end 2001 to year-end 2002 largely reflects reclassifications of loans as HVB Group refined its new categorizations. Municipal loans fell € 6,188 million, or 7.04%, from year-end 2001 to year-end 2002, reflecting continuing budget constraints on spending in the German public sector in recent years and HVB Group's strategy of reducing business in this sector due to low margins.

Lending Volume by Business Segment

The following table provides a breakdown of HVB Group's lending volume by business segment for the dates specified as reported, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. The 2002 pro forma data have been restated to reflect the fact that, contrary to the assumptions made in the 2002 HVB Group Financial Statements (which are taken into account in the 2002 (actual) data appearing in this table, with Hypo Group accounted for as a discontinuing operation), the transfer of certain loan portfolios to Hypo Real Estate Group in connection with the spin-off was executed in synthetic rather than physical form. The 2002 pro forma data have also been restated to reflect the actual capitalization of the Hypo Group. See "Selected Statistical Information—Consolidated Selected Statistical Information—Selected Statistical Information by Business Segment" and "Pro Forma Financial Information—Introduction."

These changes in assumptions are reflected in the inclusion in the "Other/Consolidation" column in the 2002 (pro forma) data of € 8,966 million of lending volume. This is a result of the fact that, contrary to the assumptions underlying the 2002 HVB Group Financial Statements, parts of the loan portfolio were synthetically transferred to the Hypo Group. The loans were transferred physically without transfer of the corresponding refinancing, and were recorded as a claim against Hypo Group.

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other consolidation	New HVB Group[1]	Hypo Group[2]	Consoli- dation	HVB Group
					(€ in millions)				
Lending Volume									
As of December 31,									
2003	166,658	80,542	78,369	3,025	9,750	338,344	—[3]	—[3]	—[3]
2002 (pro forma)[4]	176,732	78,912	107,312	4,285	8,539	375,780	—	—	—
2002 (actual)[5]	176,732	78,912	107,312	4,285	(427)[6]	366,814	123,505	(2,386)	487,933
2001	187,781	85,967	101,487	5,660	(2,944)	377,951	126,884	(1,740)	503,095

(1) Pro forma.
(2) Discontinued operation, pending spin-off.
(3) The spin-off occurred on September 29, 2003, but was given retroactive effect to January 1, 2003.
(4) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.
(5) The 2002 segment data has been restated to the extent necessary to make such data comparable to the 2003 segment data. See "Operating and Financial Review and Prospects—Introduction—Significant Accounting Policies—Changes in Accounting Policies; Restatements."
(6) Unaudited.

The decline in lending volume in the Corporates & Markets business segment from € 107.3 billion to € 78.4 billion resulted from the reduction in risk-weighted assets as part of the HVB Group's Transformation program.

Lending Volume by Region

The following table provides a breakdown of HVB Group's lending volume by geographical region as of the dates specified as reported, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.

	As of December 31,				
	2003		2002 (pro forma)[1]	2002 (actual)	2001
	(€ in millions)	(in %)		(€ in millions)	
Lending Volume by Region					
Germany	196,967	58.2	208,285	316,024	339,017
Austria	75,705	22.4	75,362	75,362	81,155
Other Western Europe	40,600	12.0	53,918	59,543	55,686
Central and Eastern Europe	17,488	5.2	15,652	15,652	12,703
Americas	12,649	3.7	23,791	23,791	19,918
Asia	5,811	1.7	10,765	10,765	8,629
Consolidation[2]	(10,876)	(3.2)	(11,993)	(13,204)	(14,013)
Group	338,344	100.0	375,780	487,933	503,095

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.
(2) Figures differ from those appearing under "other/consolidation" in the tables under "Lending Volume by Business Segment" above because differing intra-segment eliminations within the business segments, on the one hand, and geographical segments, on the other, lead to inconsistent results.

Contingent Liabilities

The following table shows HVB Group's contingent liabilities as of the dates specified as reported, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had taken place on January 1, 2002.

	As of December 31,			
	2003	2002 (pro forma)[1]	2002 (actual)	2001
		(€ in millions)		
Contingent Liabilities				
Loan guarantees[2]	9,409	10,055	10,277	9,995
Guarantees and indemnity agreements[3]	21,231	25,428	25,644	25,262
Documentary credits	2,397	2,647	2,647	2,296
Rediscounted bills of exchange	23	27	27	130
Total contingent liabilities	33,060	38,157	38,595	37,683

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.
(2) Loan guarantees are defined as transactions in which HVB Group, as guarantor (*Bürge*), guarantees to a creditor of a third party the performance of a liability of the third party.
(3) Guarantee and indemnity agreements are defined as all obligations not classified as loan guarantees in which HVB Group assumes the financial risk of a third party's obligation to achieve a certain result, perform a certain act or prevent the occurrence of a certain negative outcome.

The reduction in contingent liabilities of € 3,539 million in 2003 was due to a reduction in the level of guarantees and indemnity agreements of HypoVereinsbank AG ("HypoVereinsbank" or the "Bank"). This occurred for the most part in connection with the strategic reduction of risk-weighted assets.

Credit Exposure by Industry Sector

The following table provides a breakdown of HVB Group's credit exposure by industry sector as of the specified dates and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. Credit exposure is calculated as described above.

	As of December 31,		
	2003	2002 (pro forma)[1]	2002 (actual)
	(unaudited in millions €)		
Credit Exposure[2] by Industry Sector			
Retail Customers	80,508	90,694	101,593
Public authorities, not-for-profit organizations	44,823	44,178	93,408
Banks	37,126	51,285	58,285
Residential property companies, real estate investors, property funds	36,183	38,346	84,216
Other financial services providers	25,646	21,574	22,207
Property developers – commercial	24,867	32,085	41,153
Services	22,663	21,493	23,817
Utilities	10,747	13,718	13,930
Consumer goods, textiles	9,839	12,484	13,127
Food	8,533	8,023	8,154
Health	8,447	8,446	8,652
Transport, logistics	7,957	4,504	4,684
Other	6,812	12,264	12,960
Vehicles	6,101	6,965	6,984
Steel	4,387	4,809	4,840
Mechanical engineering	4,153	5,730	5,754
Chemical	3,794	3,602	3,617
Communications	3,735	5,741	5,742
Mineral Oil	3,409	3,984	3,986
Publishers, media, printing	3,070	3,784	3,816
Movable equipment leasing	2,948	3,152	3,152
Paper	2,721	1,934	1,955
Insurance	2,658	3,920	3,961
Aerospace	2,265	7,190	7,266
Electrical	2,034	2,416	2,456
Recycling, waste management	1,835	2,173	2,244
Software	1,362	1,548	1,577
Real estate leasing companies	1,182	1,389	2,855
Hardware	307	268	268
Total credit exposure	370,112	417,699	546,659

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.

[2] Credit exposure differs from lending volume. See "—Lending Volume and Credit Exposure". Counterparty risks are excluded from these figures.

Loans and Advances to Banks and Customers

The following table provides a breakdown of HVB Group's placements with, and loans and advances to, other banks, broken down by type of business and by total business with domestic and foreign banks as of the specified dates, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002. Money market transactions are classified by HVB Group as loans and advances as they must be recorded as claims against banks and customers on the balance sheet. Such transactions are, however, excluded from lending volume because they are not a lending activity.

	As of December 31,			
	2003	2002 (pro forma)[1]	2002 (actual)	2001
	(€ in millions)			
Placements with, and Loans and Advances to, other Banks				
Placements, loans and advances:	24,457	26,524	43,155	44,602
Of which:				
Real estate loans	*9*	*9*	*388*	*384*
Municipal loans	*1,213*	*1,580*	*22,432*	*23,395*
Other placements, loans and advances	*23,235*	*24,935*	*20,335*	*20,823*
Money market transactions	28,385	31,028	30,712	44,897
Total placements with, and loans and advances to, other banks	52,842	57,552	73,867	89,499
Of which:				
Placements with, and loans and advances to, other banks in Germany	14,524	*14,806*	*35,134*	*39,448*
Placements with, and loans and advances to, other banks in other regions	38,318	*42,746*	*38,733*	*50,051*

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.

Of the decline in placement with, and loans and advances to, other banks in 2003 (compared to 2002 (pro forma)), € 2,410 million resulted from declines at Bank Austria Creditanstalt AG ("BankAustria Creditanstalt"). This decline was due to the repayment of liabilities evidenced by paper through the use of invested liquid funds. Liquidity risks were increasingly covered by the Treasury function using derivative products. A parallel development was a € 1,120 million reduction in the volume of money market transactions.

The Group's volume of placements with, and loans and advances to, other banks fell € 15,632 million, or 17.5%, from € 89,499 million as of December 31, 2001 to € 73,867 million as of December 31, 2002. This decline was caused primarily by the € 14,185 million, or 31.6%, decrease in the volume of money market transactions with other banks from € 44,897 million at year-end 2001 to € 30,712 million at year-end 2002, in part, because some of HVB Group's bank customers reduced their funding needs. In addition, institutional deposits, particularly in the foreign branches of HypoVereinsbank, declined somewhat following the downgrading of HypoVereinsbank's credit rating. Loans to banks were essentially unchanged.

The decline in the Group's volume of loans and advances was greater outside of Germany, where it fell € 11,318 million, or 22.6%, to € 38,733 million at year-end 2002 from € 50,051 million at the end of 2001 as the Group reduced its risk assets outside of Europe.

The following table shows HVB Group's loans and advances to customers as of the dates specified as reported, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002, broken down by type of business.

	As of December 31,			
	2003	2002 (pro forma)[1]	2002 (actual)	2001
	(€ in millions)			
Loans and Advances to Customers				
Loans and advances	280,850	311,126	406,210	420,940
Of which:				
Real estate loans	*126,787*	*138,605*	*199,799*	*192,527*
Municipal loans	*24,998*	*24,710*	*59,252*	*64,477*
Other loans and advances	*129,065*	*147,811*	*147,159*	*163,936*
Money market transactions	2,675	3,728	3,728	10,120
Total loans and advances to customers	283,525	314,854	409,938	431,060
Of which:				
Loans and advances to customers in Germany	*175,622*	*187,707*	*264,257*	*282,389*
Loans and advances to customers in other regions	*107,903*	*127,147*	*145,681*	*148,671*

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.

Loans and advances to customers fell by € 31,329 million in 2003 as compared with 2002 (on a pro forma basis), in part due to the more restrictive credit approval policies of HVB Group and the reduction in demand for credit; real estate loans accounted for a decline of €11,818 million. An additional factor was the deconsolidation of norisbank AG, which had loans and advances of € 2,756 million.

Loans and advances to customers declined € 21,122 million, or 4.9%, from December 31, 2001 to December 31, 2002, reflecting the soft economic conditions and pressure on government budgets in Germany, as well as the Group's policy of restricting its less profitable lending business in Germany. This decline reflected decreases from year-end 2001 to year-end 2002 of € 16,777 million in other loans and advances to customers, € 6,392 million in money market transactions with customers and € 5,225 million in municipal loans to customers. The decrease in other loans and advances was partially due to the 2002 re-classification of other loans with property liens under real estate loans rather than under other loans.

Maturities of Loans and Advances

The following tables provide an analysis of the remaining maturities of placements with, and loans to, other banks and loans and advances to customers, as set forth in HVB Group's balance sheet as of the specified dates and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had taken place on January 1, 2002. For a discussion of the asset and liability management of HVB Group, see "—Risk Management" and the Risk Report.

As a result of the high proportion of long-term financing in the mortgage lending business, most of the loans and advances that were transferred in the spin-off were in the maturity ranges of "more than one year and up to five years" and, in particular, "more than five years." Of the total decline in loans and advances of € 111 billion, 92.2% were in these two maturity ranges.

	As of December 31, 2003					
		Fixed-term with time remaining to maturity				
	On demand	Up to three months	More than three months and up to one year	More than one year and up to five years	More than five years	Total
	(€ in millions)					
Maturity Analysis of Loans and Advances						
Placements with, and loans and advances to, other banks[1]	12,482	21,920	5,853	6,418	6,169	52,842
Loans and advances to customers[2]	25,659	31,338	20,906	56,616	149,006	283,525
Total	38,141	53,258	26,759	63,034	155,175	336,367

(1) Includes money market transactions and other placements, loans and advances.
(2) Includes money market transactions and other loans and advances.

	As of December 31, 2002 (pro forma)[1]					
		Fixed-term with time remaining to maturity				
	On demand	Up to three months	More than three months and up to one year	More than one year and up to five years	More than five years	Total
	(€ in millions)					
Maturity Analysis of Loans and Advances						
Placements with, and loans and advances to, other banks[2]	18,792	23,127	6,016	4,874	4,743	57,552
Loans and advances to customers[3]	29,645	36,612	25,141	66,063	157,393	314,854
Total	48,437	59,739	31,157	70,937	162,136	372,406

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.
(2) Includes money market transactions and other placements, loans and advances.
(3) Includes money market transactions and other loans and advances.

	As of December 31, 2002 (actual)					
		Fixed-term with time remaining to maturity				
	On demand	Up to three months	More than three months and up to one year	More than one year and up to five years	More than five years	Total
	(€ in millions)					
Maturity Analysis of Loans and Advances						
Placements with, and loans and advances to, other banks[1]	15,045	24,538	8,430	12,520	13,334	73,867
Loans and advances to customers[2]	29,027	41,160	30,119	93,015	216,617	409,938
Total	44,072	65,698	38,549	105,535	229,951	483,805

(1) Includes money market transactions and other placements, loans and advances.
(2) Includes money market transactions and other loans and advances.

	As of December 31, 2001					
		Fixed-term with time remaining to maturity				
	On demand	Up to three months	More than three months and up to one year	More than one year and up to five years	More than five years	Total
	(€ in millions)					
Maturity Analysis of Loans and Advances						
Placements with, and loans and advances to, other banks[1]	8,535	37,559	13,207	14,640	15,558	89,499
Loans and advances to customers[2]	26,695	51,716	32,548	92,746	227,355	431,060
Total	35,230	89,275	45,755	107,386	242,913	520,559

[1] Includes money market transactions and other placements, loans and advances.
[2] Includes money market transactions and other loans and advances.

Loan Concentration Risks

Among HVB Group's loan concentration risks, no single borrower or borrower group accounted for one percent or more of HVB Group's total credit exposure as of December 31, 2003, other than one financial institution group, rated A-/BBB by Standard & Poor's, which accounted for 1.8 percent of the Group's total credit exposure as of that date. The largest ten borrowers/borrower groups accounted for approximately 4.5 percent of the Group's total credit exposure as of December 31, 2003.

Credit Policies

The credit policies set forth below apply generally to HVB Group. Certain important exceptions to these policies applicable to some HVB Group entities, categories of borrowers and kinds of transactions are also described below.

HVB Group organizes its credit policies in levels moving from general, top-level principles applicable across the Group, to more detailed instructions to guide the Group's credit risk managers in their daily work. The Group's General Credit Policy provides the broad framework for its credit business. The General Credit Policy establishes standards for the organization of the credit businesses of the entire HVB Group. It also specifies the essential features of the Group's credit principles and the core elements of its credit process. The Group's special credit policies tailor the General Credit Policy to specific regions, customers and products. Finally, the Group's credit instructions provide detailed guidance for the extension of certain loan products and special types of credit (such as project finance or aircraft finance) to corporate customers, private customers, professionals and small corporations, real estate customers, public sector institutions and financial institutions.

It is HVB Group's policy to extend credit only in compliance with fundamental requirements regarding economic and ethical standards. These requirements include, but are not limited to, sufficient depth of information on the customer's creditworthiness, a detailed understanding of the economic background of the transaction, compliance with the environmental standards of the World Bank's "Equator Principles" and consistency with "UNEP Statement by Financial Institutions on the Environment & Sustainable Development". These policies provide, among other things, that loans are to be extended only to sound corporate customers with reliable and skilled management, and to professionals and private customers of good financial standing.

The decision whether to extend a loan to a corporate customer, financial institution or real estate customer depends primarily on the customer's rating assigned under HVB Group's internal rating system (see "—HVB Group's Internal Rating System"), which, for corporate customers, takes into account factors such as the customer's financial situation, an analysis of its market, the marketability of the customer's products and the quality of the customer's management. With respect to private customers and professionals the level of income, the amount of assets and liabilities and other personal financial information of the customer are important factors in the decision to extend loans. The value of any collateral posted for the loan does not serve as a substitute for the customer's ability to meet its obligations under the loan. In all cases, the credit decision takes into account the balance of risk and return.

Lending decisions also involve a review of the relevant documents underlying the borrower's creditworthiness. These include, for private customers, tax returns, evidence of current income and asset/liability information, and, for corporate and real estate customers, balance sheets, profit and loss accounts, interim financial information, reports on industry outlook, written assessments of the customer's standing and, when loans are to be extended for particular projects, descriptions of the projects.

"Local Knowledge"

HVB Group's credit risk managers seek to refrain from conducting business with customers residing outside the defined market territory of the unit extending the loan. When extending loans to local borrowers, the Group can take advantage of its local credit risk managers' knowledge of current, location-specific information that can affect risk assessment, for example, information about recent developments in local industry sectors and about customers' reputations and business/personal histories of the shareholders.

Capital Allocation

HVB Group's expected return on its allocated capital is an essential part of its credit risk management. On a groupwide level, HVB Group manages its credit businesses to achieve target annual returns on its regulatory capital and its risk capital. The regulatory capital required to back HVB Group's business segments is determined on the basis of the core capital determined by these segments according to the provisions of the Basel Capital Accord (the "BIS rules"). See "Regulation and Supervision—Regulation and Supervision in Germany—Capital Adequacy Requirements". Risk capital is determined on a groupwide basis as the capital required to cover, using a value-at-risk model (with a 99% confidence level through 2003, and a 99.95% confidence level beginning in 2004, in each case based on a one-year holding period), all potential unexpected losses arising from all risk types distinguished by HVB Group (credit risk, market risk, operational risk, business risk, risk arising from HVB Group's own real estate portfolio and risk arising from HVB Group's shareholdings and financial investments) other than liquidity and strategic risks. Calculation parameters are frequently recalibrated using internal and external data. HVB Group aggregates the risks calculated in this manner, net of diversification effects, and allocates the corresponding risk capital among its segments on the basis of the distribution of the risk positions. HVB Group has established internal target rates of return for both its used core capital and its risk capital; the risk-adjusted return on capital ("RAROC") rates it models are in part based on the expectations of the capital markets. For further information concerning HVB Group's return-oriented capital management and quantifications of risk capital, see "Overall Bank Management" in the Risk Report of HVB Group for 2003.

In order to align loan pricing with HVB Group's targeted rates of return, the Group uses its value-at-risk model for measuring risk capital. The pricing for individual loans is largely influenced by risk capital, size, region, the borrower's industry and the term of the loan. To ensure consistency with the market, HVB Group continuously monitors the market prices for various credit products in different regions and adjusts its minimum margins for such products as appropriate given the risks and HVB Group's strategy for the relevant market segment. While BA-CA Group prices its credit products in a similar manner, it employs slightly different pricing models. These models are, nonetheless, derived from HVB Group's overall target rates of return.

HVB Group has established a separate unit called Group Credit Portfolio Management to actively manage the entire credit risk portfolio of HVB Group. The essential aspects of this "Active Credit Portfolio Management" at HVB Group are to manage HVB Group's credit portfolio as a whole (excluding transactions for the trading book and for liquidity management), purchasing, selling and sharing the risks of transactions and sub-portfolios with the goal of raising the return on equity of the Group portfolio, creating synergies resulting from the diversification of the overall Group portfolio and managing concentration risks (single borrower/groups; industry and regional) while taking into account the relationship between risk and return. Active Credit Portfolio Management also includes the management of HVB Group's regulatory and economic capital.

Loan Approval

General Information. Loan approvals are subject to a system of approval authority levels. Responsibility for approving credit decisions generally depends on the amount of the loan, irrespective of the value of any collateral for the loan (with certain exceptions, particularly in the case of loans covered by the export credit agencies). A basic principle of the approval process for all areas, other than standardized lending to private customers (which is conducted within narrowly defined parameters), is the clear division of the Group's business origination and risk management activities (in compliance with the minimum requirements governing the lending business of banks (*Mindestanforderungen an das Kreditgeschäft der Kreditinstitute* (MAK), published by the German Financial Services Supervisory Authority)). Loan approvals proceed through a system of dual assessment, where one assessment must be performed by the Group's business origination units and the other by the Group's risk management units. Loan approval authority is assigned to individual employees, depending on the assignee's professional qualification and experience, skills in evaluating risks and entrepreneurial judgment, or to committees.

HVB Group's internal rating has a direct impact on the loan approval process and is the basis for the bank's credit strategy. It also influences the complexity of loan documentation, such as required financial covenants for certain rating categories. In addition, the internal rating determines the possibility of granting *plafonds*, as described under "—Corporate Customers" below. In any case, the relevant approval authority must be informed by the responsible local relationship manager, as described under "—Credit Monitoring" below, of any deterioration in the rating of a borrower or transaction. Such deterioration may lead to an adjustment of the Group's credit strategy relating to the borrower or group. In the case of a deterioration to rating class 8, 9 or 10, the Group implements a separate approval process for the entire exposure linked to the Group's restructuring/workout procedures as described in "—Problem Loan Procedures".

For risk management purposes, HVB Group issues from time to time certain principles that are intended to focus loan origination activity toward or away from certain sectors. The principles may, for example, recommend an increase in residential mortgage lending at the expense of commercial mortgage lending or point out certain industries or real estate types that present special risks. Parameters for the principles are customer groups, products, markets and further internal credit regulations. Due to changes in German banking regulations, HVB Group will be obligated to adopt these principles on an annual basis in the future.

Collateral Valuation. HVB Group's guidelines for the valuation of collateral are based on the "liquidation principle", which refers to the proceeds the Group can expect to receive if the collateral is subject to compulsory execution. The guidelines contain standardized valuation rates that are based on the collateral's nominal value, in the case of financial or cash collateral, or market value (i.e., market price), in the case of non-financial collateral. In each case, the nominal or market value is discounted to arrive at an internal valuation rate that reflects the Group's experience that the Group may fail to realize the full value in liquidation. For a discussion of the Group's specific valuation methodology for real estate, please see "—Specific Loan Approval Policies —Real Estate Customers".

The standardized valuation rates generally represent the upper limit for the valuation of collateral. Downward deviations from the standardized valuation rates may be made based on the individual situation of the borrower or the collateral. For credit exposures large enough to be within or above the authority level of a senior risk manager, however, the credit approval authority may decide, in justified, documented individual cases, to allow the standardized valuation rates for pledged goods, assets (other than real estate) or receivables to be exceeded and/or the prescribed depreciation periods to be extended. The liquidation principle applies in such cases as well. HVB Group only values marketable, easily liquidated assets. If no market value can be calculated, collateral value may not be taken into account. This is the case, for example, for project financings, in which collateral is normally not valued.

Active Credit Portfolio Management. Because of the breadth of its mandate, the credit portfolio management unit has special credit policies that supplement the general credit policies. These special policies are designed to take a viewpoint based on the entire global credit portfolio when making credit decisions, against the background of yield and diversification considerations. The active portfolio management unit is involved in all significant transactions that are executed in the capital markets, such as credit derivatives, loan syndications and securitizations. The HVB Group's credit portfolio management is steered through the Strategic Group Credit Committee, which includes the HVB Group's Chief Risk Officer, representatives of business segments and a representative of risk controlling. This committee makes decisions (in monthly meetings) on fundamental issues of credit portfolio management and makes recommendations regarding larger transactions.

New Product Approval Process. Prior to the introduction of a new product, meaning a credit product with either a new structure or a new type or increased level of risk or for a new region or customer group, HVB Group undertakes an approval process requiring all of the Group's divisions affected by the product to determine the feasibility of marketing and pricing the new product, analyze the new type/level of risk and ascertain the Group's ability to control and monitor the risk. Ultimate approval authority for all new products rests with the Group's Strategic Group Credit Committee. The approval may be either unconditional or may require the successful completion of a testing phase.

Specific Loan Approval Policies

Corporate Customers. While corporate customers of the Corporates & Markets business segment are generally serviced and processed centrally, all other customers are generally serviced on a decentralized basis. Accordingly, loan departments are set up in the decentralized branches, which approve credit applications within their authority and perform monitoring tasks on a real time basis in order to recognize potential risks at an early stage. The credit risk managers may obtain expert advice from analysts, industry sector specialists and other support units within HVB Group.

In making credit decisions regarding new lending, HVB Group generally adheres to, *inter alia*, the following basic principles: No financing of any amount that would unreasonably limit the Group's ability to conduct its lending business in a particular sector or region; no further extensions of credit to a borrower of which HVB Group holds 50% of the bank debt and such exposure is greater than € 25 million; no business with corporate customers outside the regional area of the branch extending the credit; and a restrictive approach to refinancing loans previously extended by other financial institutions. Exceptions to these principles for individual loan approval decisions must be approved by the next highest level of loan approval authority described below, based on the amount of the loan in question.

Additionally, the Group as a general rule does not simultaneously extend credit and contribute equity (or financing for equity capital) to the same customer. Acting as a lender while at the same time holding equity, or financing equity positions, in a borrower exposes the bank to the risk that, in bankruptcy proceedings, debt may be treated as equity or may become subordinated. The risk is highlighted in the credit request and is evaluated on a case-by-case basis by the legal department. Exceptions to this general rule usually arise where loans are made to different companies within a customer group in which the Group also has an equity investment and where equity positions are taken in workout/restructuring situations. In addition, simultaneous debt and equity positions are generally permitted in structured financings, such as project, asset-based, acquisition and leveraged financing transactions.

With respect to the Group's project and asset-based financing business, equity investments are, in principle, made only indirectly via investments in private equity funds that, in turn, invest in project companies. HVB Group may make parallel investments alongside the equity fund only if any additional debt financing provided by the Group does not become subordinated by virtue of the equity investment. HVB Group currently has no such direct investments in customers of its project and asset-based financing businesses. The Group has taken both senior debt and mezzanine positions in project financings. The Group's exposure to such mezzanine financings is limited, amounting to less than € 40 million as of December 31, 2003.

With respect to HVB Group's acquisition and leveraged financing business, the Group makes direct equity investments in companies to which it also provides credit. Financial sponsors, which are HVB Group's customers in acquisition and leveraged financings, seek additional equity investors because of their own portfolio restrictions. As HVB Group limits its equity investments to less than 10% of the target company's outstanding share capital, the Group believes that the risk to the Group that in an insolvency its debt would be treated as equity or become otherwise subordinated is limited.

Business units in the various HVB Group branches and subsidiaries, other than those within BA-CA Group, typically have authority to approve loans of up to € 5 million. If HVB Group's aggregate exposure to a borrower or borrower unit exceeds this approval limit, approval is required from a senior risk manager. ("Borrower unit" is defined in §19 para. 2 of the German Banking Act and generally includes entities one of which is able to exercise a controlling influence over the other(s), or, in the absence of such a control relationship, should be seen as a single risk unit because of dependencies between them such that it would appear that if one such entity experienced financial difficulties it would lead to payment difficulties for the other entities.) HVB Group has established senior risk managers for portfolios in different industrial sectors, regional areas (Eastern Europe, America and Asia) and for special products. Senior risk managers have loan approval authority of up to € 25 million (senior risk managers for America and Asia up to € 50 million) and they are responsible for industry assessments, portfolio strategies, risk parameters and industry standards within the Group. Larger exposures are referred to a so-called "small"/regional credit committee, which has approval authority of up to € 100 million. Exposures in excess of this limit are submitted to the Group Credit Committee on which all business segments are represented, and in which all members of the Management Board may participate. The Group Credit Committee is chaired by the Group's Chief Risk Officer.

BA-CA Group sets its own loan approval regulations within the broad framework of the Group's General Credit Policy. These regulations are approved by the Strategic Group Credit Committee of HVB Group. Regional credit officers in the various BA-CA Group business units typically have authority to approve loans up to € 4 million in Austria and between € 5 million and € 10 million in Central and Eastern Europe, depending on the size of the business or credit unit. If BA-CA Group's aggregate credit exposure to a borrower or borrower unit exceeds this approval limit, approval for loans of up to € 15 million is required from a senior risk manager, while loans between € 15 million and € 25 million require the approval of the head of BA-CA Group's Credit Management division. Larger exposures are referred to the BA-CA Credit Committee, which has approval authority of up to € 100 million. Exposures in excess of this limit are submitted to BA-CA Group's Management Board.

Whenever Bank Austria Creditanstalt and HypoVereinsbank, including each of its respective subsidiaries, are potential creditors for an exposure of more than € 5 million to a borrower or borrower unit, the responsible senior risk managers of the two subgroups coordinate their respective credit strategies towards the borrower. Final approval authority for each subsidiary's portion of the exposure rests within such subsidiary.

For certain categories of customers and counterparties, separate credit limits ("approved *plafonds*") are established internally for short-term, medium-term and long-term credit, and for counterparty risk. Within these limits, the branches may extend loans without further submission to the approval authority, even if the principal amount of such loans exceeds the credit approval authority of the respective business units while remaining within the limits and the related conditions. The *plafonds*-system applies only to large corporate customers and financial institutions that are assigned the ratings 1, 2, 3 or 4+ under HVB Group's internal rating system. See "—HVB Group's Internal Rating System".

Lending decisions for large corporate customers and mid-sized corporate customers that are listed on an exchange, that are part of a complex group structure or that have an internationally oriented business require enhanced due diligence procedures, the analysis of additional information and even closer contact between the Group and the management of the potential borrower. The due diligence procedures for these customers include peer group analysis focusing on the prospective borrower's market position and financial strength relative to its competitors, and an in-depth company profile analyzing core businesses, segment breakdowns, supplier/customer relationships, treasury activities, corporate governance and risk management policies, and accounting and control policies. To buttress the heightened due diligence, the Group looks to, *inter alia*, external rating reports, equity/fixed income research, industry reports, projections, country and currency risks and, in the case of leveraged transactions, sensitivity analyses (if available). Deviations between external ratings and the Group's internal rating are possible, as they may reflect a different focus or information source as well as different reaction times.

Private Customers, Professionals and Small Corporations. HVB Group's lending business with regard to private customers, professionals and small corporations is divided into two areas: standardized lending and individualized lending. Standardized lending includes loans to borrowers or borrower units of an aggregate maximum of € 500,000, which only include eligible products such as bank loans or mortgages extended to finance real estate that is largely used for residential purposes. The share of bank loans in this amount may not exceed € 250,000. Individualized lending includes loans in excess of the thresholds set forth above and all loans for certain special purposes, such as establishing businesses.

Most tasks in connection with the administration of loans to private customers are performed by customer relations officers (in the case of standardized lending) and by credit specialists and credit advisors within the branches (in the case of individualized lending). With regard to standardized lending, a customer relations officer can make credit decisions independently on the basis of the internal rating (see "—Internal Rating System of the HVB Group"). For the extension of individualized loans, approval by an independent credit unit is required.

Real Estate Customers. The risk and credit guidelines for real estate customers of HVB Group are designed to comply with applicable laws (including the German Mortgage Bank Act (*Hypothekenbankgesetz*), the Austrian Mortgage Bank Act, the German Banking Act and the Austrian Banking Act, as applicable). The compliance of HVB Group's credit process with these requirements and with its risk and credit guidelines is audited regularly by HVB Group's independent auditors and supervised by the German Federal Agency for Financial Services Supervision (*Bundesanstalt für Finanzdienstleistungsaufsicht*) (the "BaFin") and the Austrian FMA (*Finanzmarktaufsicht*).

In addition to long-term mortgage lending, the Group is also engaged in short-term loans for real estate developers that are not regulated by the German Mortgage Banking Act. The principles of approval largely correspond to those for non-real estate loans. In addition to the rating of the borrower, maximum lending limits and minimum equity requirements, as well as fixed minimum presales, are fundamental requirements for loan approval.

The two key elements of HVB Group's mortgage lending principles are the financial analysis of the borrower and the risk assessment and collateral value of the real estate to be mortgaged. Financial analysis of the borrower is primarily based on the borrower's ability to service the debt or the sustainability of the cash flow from the property and is handled in a manner similar to that for non-real estate loans. In assessing the real estate, HVB Group determines the market value and the lower mortgage lending value of the real estate. Both the credit decision and the pricing of the loan are based on the mortgage lending value; this also determines the loan's collateral coverage ratio and the calculation of HVB Group's refinancing costs for the mortgage. In response to the continuing weak state of the real estate markets, the fundamental requirements of the credit policy for real estate customers were adjusted in January 2004 to reflect the weak market conditions.

Market value is determined by applying the national methods for the respective property in the context of the internationally prevailing definition of market value. The valuation methods generally include methods for determining the values of earnings, fixed assets, comparable properties, discounted cash flow and residual values. The parameters used to determine these values are based on current market events, projections for the future and the knowledge obtained in the past.

Collateral value is defined as the value that can be expected to be realized over the long term in the ordinary course of business, based on a high degree of familiarity with historical market trends and events, with a high degree of certainty on the basis of non-temporary and dependable characteristics. As such, HVB Group considers collateral value essentially as comprising a determination of the value at risk of the loan. The

German Mortgage Bank Act includes provisions on collateral valuations, and further guidelines are approved by the BaFin. Under the German Mortgage Banking Act, only mortgage loans with a loan-to-value ratio of no more than 60% qualify for covering/as collateral for mortgage *Pfandbriefe*, which are senior debt obligations that are additionally secured by mortgages. As of December 31, 2003, € 56.3 billion, or 53.1%, of HypoVereinsbank's € 106 billion mortgage loan portfolio was eligible to serve in the coverage asset pools (*Deckungsstock*).

Consistent with HVB Group's overall commitment to the use of local market knowledge in assessing real estate, HVB Group maintains a network of assessors spread across Germany and other European countries. HVB Group uses internal assessors to assess real estate in Germany. Assessment of real estate outside Germany is also performed by internal assessors, or the plausibility of assessments of market value by external assessors is reviewed (internally) and the lending value derived from this. In organizational terms, the assessment unit is separate from sales and the credit approval units. For smaller mortgages (under € 300,000 for residential mortgages) a simplified valuation may be carried out by specially trained credit risk managers.

Real estate valuations are conducted at the time a loan is originated. Valuation reviews and monitoring are conducted upon loan renewals, upon significant market changes, upon changes in the property (such as major improvements) and on liquidation. In the case of construction financing, where an economic analysis of the completion costs, expected proceeds and project risks forms an important part of the valuation, the progress of the project is monitored on an ongoing basis.

HVB Group has made extensive use of its Market and Property Rating ("MoriX") tool in rating real estate since January 1, 2003. MoriX assists in investigating the medium-term saleability in the relevant market of the real estate being assessed and documenting that saleability transparently using a standardized process. The rating is used in connection with credit analysis for the origination of real estate loans and referred to as a basis for the Group's own investment and divestment decisions relating to real estate. MoriX can also be used in risk analysis of real estate portfolios (for example, securitization transactions), and in connection with the internal ratings advanced approach under the Basel II capital rules relating to real estate.

Public Sector Loans. Public sector loans are loans to communities, regional, federal or national authorities and loans with 100% public backing or guarantee (*Kommunalkredit*). HVB Group evaluates each public sector loan application individually, taking into account a variety of factors, such as the level of debt and the tax revenues of the borrower. In addition, HVB Group undertakes a review of the legal aspects of the loan application to ensure that the borrower has obtained all necessary approvals and authorizations for the loan. For public sector loans qualifying as coverage assets, the Group employs a *plafonds* system that ensures that it never holds more than 50% of the bank debt of a single public entity. All other bank products extended to public sector borrowers are subject to the same credit approval process as is used for the Group's corporate customers, except that the above-mentioned factors are also taken into account. Such institutions generally are reviewed annually, with certain exceptionally creditworthy institutions reviewed only biannually. The *plafonds* approval system requires annual reviews based on up-to-date information. There are no specific loan concentrations in either a particular public finance customer or a particular community or regional authority.

Financial Institutions. The process for approving credit for financial institutions is in principle similar to that for corporate customers, except that the team heads of credit risk management have approval authority for loan risks of up to € 25 million, and the head of credit risk management for banks and institutional customers has approval authority for loan risks of up to € 50 million.

Special Products. HVB Group has introduced more thorough credit approval processes for its "special products" (these include, *inter alia*, transactions with defeasance structures). These products differ from traditional lending in several respects, notably in that the source of repayment is not always a simple, direct obligation of the entity generating the cash flow and that the rights to repayment are often dependent as much on the integrity of the financial structure as on the creditworthiness of the borrowers. Consequently, the risk assessment of any loan requires a detailed assessment of the transaction structure (*e.g.*, servicer risk, liquidity risk, hedging risk, legal, tax and regulatory risk, documentation risk, performance risk, reputation risk and market risks such as reinvestment or prepayment risk) as well as of the counterparties. In order to adequately understand and assess the risk of special product transactions, the Group dedicates specialists for each new transaction structure.

Project Finance. Because repayment obligations and interest liabilities are financed exclusively from the current earnings of the project and generally no or limited recourse to the project developers or investors is available, HVB Group evaluates project finance loans on the basis of the risks associated with the project to be financed (*e.g.*, the quality of contracts and collateral, completion risk, operating risk, offtaker risk, market risks and supplier risks), cash-flow projections, sensitivity analyses and evaluations of the experience and creditworthiness of the project company. Additionally, the Group takes into account the sharing of risk among all the significant project participants, such as the sponsors, suppliers, customers and banks. HVB Group focuses its project finance activities on core industries of which it has specific knowledge and in selected regions where it has a local presence and expertise. HVB Group's credit exposure in its project finance business was approximately € 8.0 billion as of December 31, 2003.

Global Aircraft Finance. The credit approval process for aircraft financings focuses on the aircraft as well as the borrower's creditworthiness. As such financings tend to be for larger amounts and longer terms than traditional lending, the quality and availability of the aircraft as collateral is a necessary factor in the Group's approval determination. The liquidation value of the collateral is updated every six months and based on market values calculated using publicly available external valuation metrics. The market value is discounted by 15% to 20%, depending on the type of aircraft. Due to the distinctiveness of this business, the Group has developed a specialized expertise in the field. HVB Group's credit exposure in its global aircraft finance business was approximately € 1.7 billion as of December 31, 2003.

HVB Group's Internal Rating System

General Information. HVB Group's internal rating system serves several purposes: to assess a customer's creditworthiness, to identify risks at an early stage so that suitable counter-measures can be implemented, to depict the risk profile of the Group's portfolio, and to calculate standard risk and value-at-risk costs. It categorizes borrowers and transactions (such as project financings) into ten rating categories and is used by HVB Group and its banking subsidiaries for all corporate customers, financial institutions, real estate customers, professionals and private customers on a group-wide basis. Certain borrowers, such as supra-national or governmental institutions, are not classified into rating categories because the Group considers them as credit-risk free. BA-CA Group has separate rating models, described below, the results of which, however, are calibrated to the uniform group-wide master scale and comparable with the HypoVereinsbank ratings.

The rating is designed to assess and determine the borrower's repayment ability. Each transaction is assigned an expected default frequency and an expected loss. The "expected loss", which takes into account the expected default frequency, as well as the value of collateral and the loss percentage given default, equals the average losses expected on the transaction over the next twelve months, based on the rating assessment and HVB Group's historical experience, and is expressed as a percentage of the credit exposure. In a second step, the amount of unexpected loss (potential loss beyond that anticipated on the basis of the expected default frequency) is measured using a value-at-risk process that provides information on the negative deviation of the potential loss from the expected loss within one year (at a 99.0% confidence level through 2003, and a 99.95% confidence level beginning in 2004, in each case based on a one-year holding period). The expected loss and the costs for regulatory and economic capital are factored into the pricing model of HVB Group. The value of collateral does not affect the rating assessment but does impact the calculations of expected and unexpected loss.

Upon completion of the assessment process, the numerical ratings, which range from "1" to "10/Z" (each with subcategories in between), are mapped to expected default frequencies. The following table sets forth the ten primary rating categories, their definitions, the expected default frequencies to which the primary rating categories are mapped and the rating categories of leading independent rating agencies reflecting closely these expected default frequencies in the agencies' long-term averages. HVB Group uses its master scale on a group-wide basis.

HVB Group Rating Category	Definition	Expected Default Frequency	Comparable with Standard & Poors Rating	Comparable with Moody's Rating
1	Excellent	0.03%	AA	Aa2
2	Very good	0.08%	A	A2
3	Good	0.23%	BBB	Baa2
4	Rather good	0.65%	BB+	Ba1
5	Satisfactory	1.43%	BB	Ba2
6	Rather weak	3.15%		
7	Weak	6.92%		
8	Restructuring (no loan loss allowance)	15.20%	CCC	C
9	Restructuring (with loan loss allowance)	Default	D, SD	D, SD
10/Z	Workout	Default	D, SD	D, SD

Loans that are classified as 8, 9 or 10 are generally assigned to the Credit Restructuring department. Risks that are classified in rating class 7 trigger a heightened internal reporting requirement and increased frequency of customer contact. The loans are placed on HVB Group's internal credit watch list and as such are potential problem loans.

Rating category 8 consists of loans to customers for which no allowance has yet been made, but for which HVB Group has adopted restructuring measures through the relevant restructuring unit with a view to obtaining repayment of the loan. The objective regarding customers in this category is the continuation of the borrower's business.

Rating categories 9 and 10 consist of loans to customers for which loan loss allowances have been recorded, or loans whose securities have been liquidated or that the Group has written off in part. Rating category 10 contains those loans or claims that have been declared payable due to the deterioration of the customers' economic situation, such as customers in collection, liquidation or bankruptcy.

In order to analyze the efficacy of its rating process, HVB Group compares the expected default frequencies of various sub-segments of its loan portfolio with the actual loss rates and with the default frequencies published by major rating agencies. This allows the Group to value the performance of its rating process on an annual basis using a broad range of instruments.

The credit exposure of HVB Group in each rating category is set forth in the following table. For 2002, the total credit exposure is shown on a pro forma basis as if the spin-off of Hypo Group had taken place on January 1, 2002. For a discussion of the differences between lending volume and credit exposure, see "—Lending Volume and Credit Exposure".

	Credit exposure[1]			
	As of December 31,			
HVB Group Rating Category	2003		2002 (pro forma)[2]	2002 (actual)
	(unaudited, € in millions)	(in %)	(unaudited, € in millions)	(unaudited, € in millions)
1	21,924	5.9	35,544	35,704
2	55,393	15.0	57,719	58,966
3	59,723	16.1	56,779	65,719
4	65,151	17.6	94,019	126,578
5	49,252	13.3	43,130	55,108
6	25,090	6.8	29,004	33,277
7	10,004	2.7	11,389	13,988
8	6,760	1.8	7,490	12,660
9	15,004	4.1	17,844	19,810
10/Z	10,551	2.9	10,400	11,359
Total rated credit exposure	318,852	86.2	363,318	433,169
ARF[3]	34,466	9.3	35,548	66,366
Not rated[4]	16,794	4.5	18,833	47,124
Total credit exposure	370,112	100.0	417,699	546,659

(1) Credit exposure differs from lending volume. See "—Lending Volume and Credit Exposure". Counterparty risks are excluded from these figures.
(2) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.
(3) Credit risk-free borrowers (*Adressrisikofrei*). This includes borrowers and issuers, such as supra-national and governmental institutions, that HVB Group considers to be free of credit risk.
(4) Includes borrowers that have not yet been technically categorized in the Group's internal rating system or for which a rating process does not exist (e.g., non-profit organizations).

The exposure of HVB Group in the ratings categories 8 through 10 as of December 31, 2003 was € 32,315 million and was distributed among the business segments as follows:

Business Segment	**Credit Exposure in Rating Categories 8-10 (unaudited, € in millions)**	**Credit Exposure in Rating Categories 8-10 (unaudited, in %)**
Germany	17,345	54
Corporates & Markets	6,326	20
Austria and CEE	3,912	12
Real Estate Workout	2,200	7
Other	2,531	7

The following coverage was provided by collateral and loan loss provisions for HypoVereinsbank's Germany segment in the ratings categories 8 – 10 as of December 31, 2003:

	Rating Category 8	**Rating Category 9**	**Rating Category 10**	**Rating Categories 8-10**
Credit Exposure (unaudited)	€ 2,887 million	€ 7,107 million	€ 5,449 million	€ 15,443 million
Not covered[1]	34.4%	17.9%	6.3%	16.9%
Covered by collateral[1]	65.6%	53.2%	42.2%	51.7%
Covered by allowance[1]	—	28.9%	51.5%	31.5%

(1) As a percentage of credit exposure.

The amount of the loan loss allowance in the ratings categories 9 and 10 is based on expected payments and proceeds from the liquidation of collateral.

HVB Group applies a range of different rating models for different types of borrowers and transactions. The outcome of each of the models is a rating which reflects the expected frequency of default within the next 12 months. The use of the rating models is based on an internal customer segmentation that is broadly in line with the Basel II exposure classes. Although Basel II is not yet in effect, HVB Group does not expect significant changes to its ratings system. For a discussion of Basel II, see "Regulation and Supervision".

Rating Domestic Mid-Size Corporate Customers. In general, HVB Group's rating for domestic corporate customers is based on an analysis of the customer's financial information using one of five statistical modeling bases (depending on the industry and size of the company), taking into account the quality of the balance sheet. The financial analysis accounts for 70% of the final rating. The remaining 30% of the final rating is determined by a checklist analysis of the general state of the borrower's business. The checklist covers such factors as industry conditions and outlook, business growth, management quality, dependence on suppliers' businesses, production and technical sophistication and the economic environment. There are detailed guidelines for each criterion to ensure consistency, although there is room for judgment in specific cases.

In addition to the internal rating system, HVB Group has "industry rating" systems for corporate customers based upon which additional rules for the credit business are established. The "industry rating" systems reflect industry risk and are used as an assessment for the "industry outlook" section of the aforementioned checklist analysis.

BA-CA Group uses similar statistical models, which have been developed based on BA-CA Group's own portfolio, for the assessment of its customers' financial information. The financial analysis accounts for between 55% and 75% of the customer's rating, depending on the size of the borrower. The remaining portion of the final rating is determined by a checklist analysis similar to the one employed by HVB Group as a whole.

Rating Multinational Corporate Customers. HVB Group's rating for international and German multinational corporate customers is based on a checklist analysis assessing the customer's financial information, management, market position, special risk and macroeconomic risk (dependent on the country rating of the borrower's principal area of business), though not transfer risk, which is included elsewhere in the calculation of risk. There are guidelines to direct the analysis of each criterion. In the second half of 2004, the Group intends to replace the current rating system with a new version that will analyze customers' financial information using a benchmark system in which a rating by a rating agency is projected using each customer's financial data. The underlying statistical models are similar to those used for mid-size corporate customers.

Rating Project Finance. HVB Group's rating for project financings is based on a checklist analysis developed with Standard & Poor's as an external consultant. The checklist assesses the shareholder risk, operating risk and special risk, and the future cash flow of the project. Construction risk is considered as an additional factor during the construction phase of the project, and there are valuation guidelines to direct the analysis of each criterion. In addition to the fixed criteria, certain extraordinary risks, such as high political risk, or factors mitigating risk, such as cash reserves or insurance coverage, can be taken into account in individual cases.

Rating Real Estate Customers. In general, HVB Group uses its real estate customer rating models for all customers whose primary source of income derives from real estate. Different rating models exist for investors in residential/commercial property, developers and rental companies. The rating models for real estate investors and developers distinguish between private customers, who do not have financial statements, and corporate customers, which have financial statements.

The rating model for corporate real estate customers combines an assessment of the financial statements with a checklist analysis of the customer's management, experience, control systems and liquidity, as well as measures intended to ensure the quality and diversification of HVB Group's real estate portfolio. There are valuation guidelines to direct the analysis of each criterion. The rating model for private real estate customers assesses the customer's private assets, in addition to the criteria mentioned above.

In 2004, BA-CA Group began to introduce a new rating system for its real estate portfolio that combines a transaction and customer-oriented approach. To grade the transaction, BA-CA Group employs a qualitative scorecard together with a Monte Carlo simulation of the transaction's expected cash flows to determine the effects of macroeconomic factors on the project. The customer is graded using separate quantitative and qualitative scorecards.

Thus far, the new rating system has been implemented for several types of real estate customers and transactions in Austria and Central and Eastern Europe. BA-CA Group uses a modified version of its corporate rating tool for those portions of the real estate portfolio not yet covered by the new system.

Rating and Scoring Professionals and Small Business Customers. HVB Group uses various rating and scoring models, which vary depending on the size and type of exposure, for the assessment of professionals and small business customers for which the owner(s) has/have full personal liability and which provide annual financial statements either in the form of balance sheet and profit and loss accounts or revenue surplus calculations. Revenue surplus calculations are usually provided by medical professionals, lawyers and self-employed customers.

For customers using standardized lending products (for the definition see —"Specific Loan Approval Policies —Private Customers, Professionals and Small Corporations"), HVB Group employs an automatic scoring system based on a statistical model, developed using internal Group data. The system determines expected default frequencies based on certain criteria and the interplay between them. Such criteria include the customer's industry, length of business connection to HVB Group, income and amount of outstanding debt. This assessment is performed only at the beginning of the customer relationship, upon any requests for additional lines of credit or upon the occurrence of warning signs such as negative credit bureau information.

For customers using individualized lending products (for a definition see —"Specific Loan Approval Policies - Private Customers, Professionals and Small Corporations"), HVB Group employs one of two rating models on an annual basis. One model is used for customers that provide balance sheet and profit and loss accounts. The other, which is similar, is used for customers which provide revenue surplus calculations. The model for customers providing balance sheet and profit and loss accounts is based on an automated assessment of annual financial statements supplemented by an automated assessment of the customer's total net assets and a checklist analysis of its management's qualification, its business planning and controlling, its investment and financing and its historical and projected revenues and cost-structures. There are guidelines to direct the analysis of each criterion in the checklist. The model for customers providing revenue surplus calculations uses identical or analogous methods.

For corporate and small business customers with a current HVB Group account, a statistical behavior scoring model, based primarily on the customer's account information, becomes part of the rating assessments described above and is used, additionally, for the monthly monitoring of the customers.

The existing rating system for all professionals and small business customers is to be replaced with a revised version in the first half of 2004. The main goals of the revision are the improvement of the model's statistical selectivity and the reduction of the manual effort required for the assessment. The new statistical model is currently being developed based on internal data. The focus of the rating will be on financial information and will be supplemented by an attenuated checklist analysis.

BA-CA Group uses rating models for small business customers in Austria and Central and Eastern Europe which are based on a methodology similar to that of its rating tool for corporate customers.

Scoring Private Customers. HVB Group uses a customer-oriented scoring model for private customers who do not exclusively use consumer credit or residential mortgage loans, or who have a mix of products. The Group employs product-oriented scoring models for consumer credit and residential mortgage loans.

The private customer scoring model, which was developed using internal data, is based on criteria such as the customer's age, length of relationship with HVB Group, income and amount of outstanding debt. For customers with a current HVB Group account, a statistical behavior scoring model, based primarily on the customer's account information, is part of the final score and is also used for the monthly monitoring of the customer.

For customers using standardized lending products, the scoring is performed at the beginning of the customer relationship and upon requests for additional credit lines. For customers using individualized lending products it is performed annually based on the most up-to-date customer information.

At the end of 2003, BA-CA Group introduced a private customer rating tool that replaced the product-specific scorecards previously used. This rating tool is based on one-year default probabilities and is, in the view of BA-CA Group, considered to be in compliance with Basel II requirements.

Credit Monitoring

Total exposures to individual borrowers and borrower units are monitored electronically on a daily basis to determine the applicable authority level for credit approval and ensure compliance with agreed credit lines as well as with regulatory limitations on credit exposure. See "Risk Report" of HVB Group for 2003 and "Regulation and Supervision—Regulation and Supervision in Germany". In addition, information provided by the Deutsche Bundesbank, and by the Austrian National Bank with respect to Bank Austria Creditanstalt, is used to help identify potential credit risks. Under the German Banking Act, each German bank must report the current amount of aggregate loans of over € 1.5 million to individual borrowers or groups of borrowers to the Deutsche Bundesbank on a quarterly basis. Aggregate figures are in turn provided by the Deutsche Bundesbank to the individual banks so that the banking community is informed of other banks' total exposures to individual borrowers or groups of borrowers. Exposures exceeding 10% of HypoVereinsbank's core capital are also reported to the *Deutsche Bundesbank* on a quarterly basis. The *Deutsche Bundesbank* also imposes additional reporting requirements.

Under the Austrian Banking Act, each Austrian bank (including Bank Austria Creditanstalt) must report to the Austrian National Bank on a monthly basis the current amount of aggregate loans per client that have a volume of over € 350,000 (based on the higher of the credit line and the outstanding amount of a given loan). Exposures exceeding 10% of the net capital resources (*anrechenbare Eigenmittel*) of the credit institution group must also be reported to the Austrian National Bank on a monthly basis.

HVB Group is updating and refining the quality of its credit surveillance on an ongoing basis in an effort to improve the speed of the decision-making process and the quality of information available for identifying and assessing potential risks. HVB Group's credit business is regularly reviewed by the internal audit unit of HVB Group and HypoVereinsbank's external auditors. In the corporate and real estate financing area, HVB Group's internal quality management unit regularly monitors compliance with credit procedures and suggests measures for further improving the quality of credit analysis and monitoring.

Credit exposures that fall into the standardized lending category are subject to standardized review. The responsible local relationship manager monitors unusual account activity and other factors indicating potential changes in creditworthiness. HVB Group's credit exposures to corporate customers, real estate customers and larger private customers are reviewed once per year (as part of HVB Group's regular updating of the rating analysis), at the time of a new credit application before the annual deadline lapses or if the financial situation of the borrower deteriorates significantly. Public sector loans are generally subject to the same credit monitoring procedures as are loans to corporate customers. Similar credit monitoring also applies to financial institutions, for which the primary monitoring procedures include the review of their financial information, credit ratings and HVB Group's internal ratings, reassessed annually.

Loans included in the collateral pools for HVB Group's public sector and mortgage (*Pfandbriefe)* are audited by the BaFin from time to time, as part of the BaFin's supervision of the Group's mortgage banking activities. Such loans with respect to Bank Austria Creditanstalt are also audited by the Trustee of Bondholders (*Treuhänder der Pfandbriefbesitzer*) appointed by the Austrian Federal Ministry of Finance or by the Austrian Financial Market Authority from time to time, as part of the supervision of Bank Austria Creditanstalt's mortgage banking activities. Such audits include examination of the current status of loans added to the collateral pool, the valuation methods used and the compliance of the asset pool with applicable legal requirements.

Rating Reviews. HVB Group's continuous surveillance of customers' creditworthiness employs various automated systems such as computerized account monitoring. HVB Group also has an automated early warning system for corporate and retail customers in place, which monitors the credit quality of those customers based on specific indicators.

Ratings are generally reviewed annually or more frequently, if required. In the case of mortgage loans that fall into HVB Group's standardized lending business, customer credit is only evaluated at the origination of the loan and is not reviewed unless payment problems arise. In such event, a credit review is necessary for an adjustment of terms, a change in collateral or if the monthly "early warning" information, such as payment delays on installment loans or breach of agreed overdraft limits, indicates that the borrower may default.

Problem Loan Procedures. If, as a result of the reviews described above, a customer's rating falls to rating category 7, the customer is placed on HVB Group's internal credit watch list. In addition, customers are also placed on the watch list for other reasons, for instance, in the case of corporate customers, if a problem affects a whole industry, or, in the case of commercial customers, if a borrower covers operating losses with extraordinary income, or, in the case of private customers, if payments are made too late or credit lines are drawn to their maximum levels for extended periods.

A customer placed on the watch list becomes subject to detailed review and intense monitoring to enable HVB Group to develop a strategy for dealing with its exposure to the customer. Initially, the credit officer continues to administer the loan. If, within one year, there is no improvement or additional warning signs occur, a restructuring unit (*Sanierungseinheit*) is notified of the credit exposure and takes an active role in its handling. If there are signs that the credit exposure may result in a partial or total loss, the borrower's rating is reduced to rating category 8 and responsibility for the credit exposure is transferred to the restructuring unit. Such transfer generally takes place before a loan loss allowance is made.

If HVB Group decides to cancel the loan and/or liquidate the collateral or if insolvency proceedings with respect to a customer are initiated, the restructuring unit transfers the responsibility for the loan to the workout unit, after providing a follow-up risk report. The workout unit will make attempts to recover the amounts outstanding on the loan, particularly by liquidating any collateral.

Special credit approval for restructuring/workout transactions are made by authorized members of the restructuring/workout unit which has approval competence for such loan. In the case of transactions up to € 25 million, the head of the restructuring unit responsible for the relevant transaction has approval authority. The division head of the restructuring unit has approval authority for all transactions between € 25 million and € 100 million. For all transactions over € 100 million, approval is required from the Group Credit Committee.

When a loan has been restructured, the borrower's internal rating is increased and the loan is no longer handled by the restructuring or workout units. If it becomes a potential or actual problem loan once again, the monitoring and, if necessary, restructuring and workout units assume responsibility for it *de novo*.

Loan Loss Provisions. A loan loss provision is made if, in the reasonable discretion of the person authorized to make such determination, a partial or full loss on the loan is expected. Loan loss provisions are made for all loans in rating categories 9 and 10. This is the case, for instance, when the financial situation of the customer deteriorates substantially, when the customer continuously defaults on payments due, particularly under an agreed upon restructuring plan, or when insolvency proceedings have been initiated with respect to the customer. The amounts of HVB Group's loan loss provisions are determined on a case-by-case basis based on an analysis of the overall risk of loss, taking into account all relevant circumstances, particularly the value of any collateral, the financial condition of the borrower and the nature of the loan. For problem loans of an amount not exceeding € 250,000 or, in the case of loans held by Bank Austria Creditanstalt, € 500,000, lump sum specific loan loss provisions (*pauschalierte Einzelwertberichtigung*) are made. For further information on the Group's accounting policies in regard to loan loss provisions, see "Operating and Financial Review and Prospects—Introduction—Significant Accounting Policies—Provisions for Losses on Loans and Advances."

Decisions on loan loss provisions are made by authorized members of the restructuring/workout unit who have approval competence for such loan. In the case of loan loss provisions of up to € 1.5 million, the head of the workout unit responsible for the relevant transaction has approval authority. The head of the restructuring unit has approval authority for all loan loss provisions between € 1.5 million and € 5.0 million. For loan loss provisions larger than € 5.0 million, approval is required from the Group Risk Committee.

Risks in the loan portfolio, including concentrations, are continually under review. Allowances are generally released when the economic or credit conditions leading to the making of the allowances no longer exist. In addition to allowances relating to specific problem loans, HVB Group maintains allowances for general risks inherent in the loan portfolio as a whole (referred to as allowances for latent risks), as well as for specific risk elements such as country risks.

Interest Accrual and Write-Offs. HVB Group places problem loans on non-accrual status as soon as insolvency proceedings with respect to the borrower have commenced. In the case of all other problem loans (*i.e.*, loans with a rating of "8" or lower), management decides at what point interest should no longer be accrued as income. In any event, accrued but unpaid interest is capitalized at the end of each year. HVB Group ceases to accrue interest if there is a high probability that such interest will not be paid, and records such interest as income only as it is actually paid. In the event that it is determined that previously accrued interest will not be paid, a provision is taken, and the accrual is eventually written off when it becomes due and is not paid, or, in the case of accruals that are already past due, the accrual is written off at the time the determination is made that payment will not be forthcoming.

After completion of any recovery proceedings, the portion of the remaining unpaid amount of the loan will be written off and usually a memo account for any anticipated recoveries will be set up. In rare cases (*e.g.*, the death of the borrower), a loan can be written off without prior loan loss allowances. A memo account will only be set up if, notwithstanding the fact that recovery proceedings have partly or completely failed, there is nonetheless a reasonable expectation that further recoveries can be obtained from the borrower within the following four to six years.

Non-Accrual Loans

The following table shows the amounts of loans and advances placed on non-accrual status for HVB Group as reported on the specified balance sheet dates, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had taken place on January 1, 2002.

	As of December 31,			
	2003	2002 (pro forma)[1]	2002 (actual)	2001
Loans Placed on Non-Accrual Status				
Non-accrual loans (€ in millions)	13,886	12,581	14,694	12,929
As a percentage of lending volume	4.10%	3.35%	3.01%	2.57%
Coverage ratio for loans put on a non-accrual basis[2]	86%	101%	97%	99%

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.
[2] Total allowances for losses on loans and advances (allowances for losses on loans and advances and allowances for losses on guarantees and indemnities) as a percentage of non-accrual loans excluding money market transactions.

The interest payments that were not accrued as a result of loans placed on non-accrual status totalled € 581 million in 2003, € 647 million in 2002 (pro forma), € 729 million in 2002 (actual) and € 696 million in 2001. This corresponded to an actual decrease in 2003 of € 148 million, or 20.3% and an increase in 2002 (actual) of € 33 million, or 4.7%. The increase in non-accrual loans continued in 2003 (by € 1,305 million, from € 12,581 million (on a pro forma basis) to € 13,886 million). This was attributable primarily to increases in non-accrual loans at HypoVereinsbank and BankAustria Creditanstalt. Non-accrual loans at BankAustria Creditanstalt increased in 2003 by € 788 million, from € 2,592 million to € 3,380 million. At HypoVereinsbank, the increase was in an amount of € 902 million, from € 8,526 million to € 9,428 million, largely due to placements of loans on non-accrual status in the mortgage lending business.

The following table provides a breakdown of HVB Group's non-accrual loans by business segment and the coverage ratio for such loans as reported on the specified dates, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had taken place on January 1, 2002. The 2002 pro forma data have been restated to reflect the fact that, contrary to the assumptions underlying the 2002 HVB Group Financial Statements (which have been taken into account with regard to the 2002 (actual) data appearing in this table, with Hypo Group accounted for as a discontinuing operation), the transfer of certain loan portfolios to Hypo Real Estate Group in connection with the spin-off was executed in synthetic rather than physical form. The 2002 pro forma data has also been restated to reflect the actual capitalization of the Hypo Group. See "—Lending Volume by Business Segment" and "Selected Statistical Information—Consolidated Selected Statistical Information—Selected Statistical Information by Business Segment" and "Pro Forma Financial Information—Introduction.". The coverage ratio is discussed under "—Total Allowances for Losses on Loans and Advances". Data based on average lending volume is unavailable because the Group does not collect complete balance sheet data for its segments on an interim basis.

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/- consolidation	New HVB Group[1]	Hypo Group[2]	Consolidation	HVB Group
Loans put on a non-accrual basis, broken down by business segment									
Loans put on a non-accrual basis (€ in millions)									
As of December 31,									
2003	6,434	3,458	2,391	1,554	49	13,886	—[3]	—[3]	—[3]
2002 (pro forma)[4]	4,982	2,430	2,930	2,156	83	12,581	—	—	—
2002 (actual)[5]	4,982	2,430	2,930	2,156	83	12,581	2,113	—	14,694
2001	4,676	2,424	1,302	2,964	280	11,646	1,283	—	12,929
Coverage ratio for loans put on a non-accrual basis (in %)[6]									
As of December 31,									
2003	87	102	73	55	—	86	—[3]	—[3]	—[3]
2002 (pro forma)[4]	105	147	79	66	—	101	—	—	—
2002 (actual)[5]	105	147	79	66	—	101	71	—	97
2001	90	141	139	73	—	101	81	—	99

[1] Pro forma.
[2] Discontinued operation, pending spin-off.
[3] The spin-off occurred on September 29, 2003, but was given retroactive effect to January 1, 2003.
[4] *On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.*
[5] The 2002 segment data has been restated to the extent necessary to make such data comparable to the 2003 segment data. See "Operating and Financial Review and Prospects—Introduction—Significant Accounting Policies—Changes in Accounting Policies; Restatements."
[6] Total allowances for losses on loans and advances (allowances for losses on loans and advances and allowances for losses on guarantees and indemnities) as a percentage of non-accrual loans excluding money market transactions.

Provisions for Losses on Loans and Advances

Provisions for losses on loans and advances consist of provisions for losses on loans and advances and provisions for losses on guarantees and indemnities, and include counterparty risk, country risk and latent risk not individually identifiable, net of releases of existing loan loss allowances or allowances for losses on guarantees and indemnities and recoveries from write-offs of loans and advances. Loan default risk is the risk assessed by the procedures described above. Counterparty risk is defined as the potential losses arising from the default or deterioration of the credit rating of a counterparty. Country risk is defined as the transfer and conversion risk resulting from loans made to customers in countries with acute transfer risks or from guarantees involving a comparable risk. Allowances for country risk include restructured loans and other financing loans (maturing in more than one year). Latent risks are defined as general risks inherent in the loan portfolio as a whole, meaning risks that cannot be allocated to any specific risk element but that, based on HVB Group's experience, could lead to defaults. Latent credit risks are taken into account by making general provisions based on past default rates in view of the economic environment and current events.

The following table summarizes provisions for losses on loans and advances for HVB Group during each of the periods indicated as reported, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had taken place on January 1, 2002.

	Year ended December 31,			
	2003	2002 (pro forma)[1]	2002 (actual)	2001
	(€ in millions)			
Provisions for Losses on Loans and Advances				
Additions:				
Provisions for losses on loans and advances	3,597	4,458	4,975	3,803
Provisions for losses on guarantees and indemnities	191	260	260	140
Total additions	3,788	4,718	5,235	3,943
Of which:				
Counterparty risk	*3,409*	*4,512*[2]	*5,007*	*3,660*
Country risk	*13*	*48*[2]	*48*	*148*
Latent risk	*366*	*158*[2]	*180*	*135*
Releases:				
Provisions for losses on loans and advances	(1,157)	(1,179)	(1,188)	(1,454)
Provisions for losses on guarantees and indemnities	(191)	(149)	(149)	(258)
Total reversals	(1,348)	(1,328)	(1,337)	(1,712)
Of which:				
Counterparty risk	*(1,294)*	*(996)*[2]	*(1,023)*	*(1,518)*
Country risk	*(14)*	*(189)*[2]	*(189)*	*(57)*
Latent risk	*(40)*	*(143)*[2]	*(125)*	*(137)*
Recoveries from write-offs for loans and advances	(127)	(98)	(101)	(157)
Net additions to allowances for losses on loans and advances	2,313	3,292	3,797	2,074

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.
(2) Unaudited.

Provisions for losses on loans and advances in the Group declined by € 979 million, or 29.7%, in 2003 as compared with 2002 (pro forma). Lower additions to the allowance for losses on loans and advances were necessary in 2003 (a reduction of € 930 million, of which HypoVereinsbank accounted for € 872 million) despite the poor economic conditions in 2003 and the continued increase in domestic and foreign insolvencies because HVB Group was, in comparison with 2002, largely spared from the default of larger borrowers in particular.

The Group increased provisions for losses on loans and advances by € 1,723 million, or 83.1%, in 2002 compared with 2001. The higher level of provisioning reflected the deteriorating economy, the Group's exposure to a number of larger bankruptcies and restructurings, difficult operating conditions for its small and *Mittelstand* customers, the continued weakness in the real estate and telecommunications industries and the decline in credit ratings of foreign borrowers

Total Allowances for Losses on Loans and Advances

Allowances for losses on loans and advances are reflected as a deduction on the asset side of the consolidated balance sheet of the HVB Group. In addition, HVB Group makes allowances for its obligations under guarantees and indemnities, which are recorded under provisions on its consolidated balance sheet and broken down in detail in Note 60. These two components yield the "Total allowances for losses on loans and advances".

The change each year in the total allowances for losses on loans and advances comprise additions to and releases of allowances for losses on loans and advances and for losses on guarantees and indemnities plus other changes not affecting income, primarily the use of existing loan loss allowances.

The following table shows the components of the total allowances for losses on loans and advances and the allowances for losses on guarantees and indemnities of HVB Group reported on the specified dates, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.

	As of December 31,			
	2003	2002 (pro forma)[1]	2002 (actual)	2001
	(€ in millions)			
Allowances for Losses on Loans and Advances by Type of Loan				
Placements with, and loans and advances to, other banks	196	271	278	273
Loans and advances to customers	10,779	11,539	12,944	11,645
General allowances[2]	386	396	494	553
Allowances for losses on loans and advances	11,361	12,206	13,716	12,471
Allowances for guarantees and indemnities[3]	522	464	464	381
Total allowances for losses on loans and advances	11,883	12,670	14,180	12,852

(1) *On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.*
(2) Allowances for latent risk.
(3) Includes all allowances for those contingent liabilities included in lending volume.

Beginning in 2002, HVB Group has been presenting allowances for losses on guarantees and indemnities as a component of the total allowances for losses on loans and advances on the liabilities side of its balance sheet. They were previously shown as a deduction on the assets side under total provisions for losses on loans and advances, the former designation of this line item. The total of these allowances for guarantees and indemnities was € 381 million as of December 31, 2001. In the following presentation of breakdowns by risk category of the additions to, and deductions from, the allowances for losses on loans and advances for HVB Group as of the dates specified, data as of December 31, 2001 is presented on a restated basis to reflect this change. Also presented is a comparison of these breakdowns as of December 31, 2003 on an actual basis with the corresponding breakdowns as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.

	As of December 31,		
	2003		2002 (pro forma)[1]
	(€ in millions)	(% change)	(€ in millions)
Allowances for Losses on Loans and Advances			
Counterparty risk			
Balance as of January 1 HVB Group old	13,135	23.0	10,679[2]
Spin-off of Hypo Real Estate Group	(1,412)	—	—
Balance as of January 1 HVB Group new	11,723	—	—
Changes affecting income:			
Gross additions	3,218	(24.3)	4,252[2]
Releases	(1,103)	30.2	(847)[2]
Changes not affecting income:			
Changes in the balance due to initial and final consolidations	(178)	48.3	(120)[2]
Use of existing allowances for losses on loans and advances	(2,477)	16.8	(2,121)[2]
Effects of currency translation and other changes not affecting income	(269)	124.2	(120)[2]
Balance as of December 31	10,914	(6.9)	11,723
Country risk			
Balance as of January 1 HVB Group old	87	(67.9)	271[2]
Spin-off of Hypo Real Estate Group	—	—	—
Balance as of January 1 HVB Group new	87	—	—
Changes affecting income:			
Gross additions	13	(72.9)	48[2]
Releases	(14)	(92.6)	(189)[2]
Changes not affecting income:			
Changes in the balance due to initial and final consolidations	—	(100.0)	(2)[2]
Use of existing provisions for losses on loans and advances	(25)	—	0[2]
Effects of currency translation and other changes not affecting income	—	(100.0)	(41)[2]
Balance as of December 31	61	(29.9)	87
Latent risk			
Balance as of January 1 HVB Group old	494	1.9	485[2]
Spin-off of Hypo Real Estate Group	(98)	—	—
Balance as of January 1 HVB Group new	396	—	—
Changes affecting income:			
Gross additions	366	131.6	158[2]
Releases	(40)	(72.0)	(143)[2]
Changes not affecting income:			
Changes in the balance due to initial and final consolidations	(34)	580.0	(5)[2]
Use of existing allowances for losses on loans and advances	(326)	162.9	(124)[2]
Effects of currency translation and other changes not affecting income	24	(4.0)	25[2]
Balance as of December 31	386	(2.5)	396
Total			
Balance as of January 1 HVB Group old	13,716	19.9	11,435[2]
Spin-off of Hypo Real Estate Group	(1,510)	—	—
Balance as of January 1 HVB Group new	12,206	—	—
Changes affecting income:			
Gross additions	3,597	(19.3)	4,458
Releases	(1,157)	(1.9)	(1,179)
Changes not affecting income:			
Changes in the balance due to initial and final consolidations	(212)	66.9	(127)[2]
Use of existing allowances for losses on loans and advances	(2,828)	26.0	(2,245)[2]
Effects of currency translation and other changes not affecting income	(245)	80.1	(136)[2]
Balance as of December 31	11,361	(6.9)	12,206

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.
(2) Unaudited.

	As of December 31,		
	2003		2002 (actual)
	(€ in millions)	(% change)	(€ in millions)
Additions to, and Deductions from, Allowances for Losses on Loans and Advances			
Counterparty risk			
Balance as of January 1 HVB Group old	13,135	12.8	11,647
Spin-off of Hypo Real Estate Group	(1,412)	—	—
Balance as of January 1 HVB Group new	11,723	—	—
Changes affecting income:			
Gross additions	3,218	(32.2)	4,747
Releases	(1,103)	26.2	(874)
Changes not affecting income:			
Changes in the balance due to initial and final consolidations	(178)	38.0	(129)
Use of existing allowances for losses on loans and advances	(2,477)	12.1	(2,209)
Effects of currency translation and other changes not affecting income	(269)	472.3	(47)
Balance as of December 31	10,914	(16.9)	13,135
Country risk			
Balance as of January 1 HVB Group old	87	(67.9)	271
Spin-off of Hypo Real Estate Group	—	—	—
Balance as of January 1 HVB Group new	87	—	—
Changes affecting income:			
Gross additions	13	(72.9)	48
Releases	(14)	(92.6)	(189)
Changes not affecting income:			
Changes in the balance due to initial and final consolidations	—	(100.0)	(2)
Use of existing allowances for losses on loans and advances	(25)	—	—
Effects of currency translation and other changes not affecting income	—	(100.0)	(41)
Balance as of December 31	61	(29.9)	87
Latent risk			
Balance as of January 1 HVB Group old	494	(10.7)	553
Spin-off of Hypo Real Estate Group	(98)	—	—
Balance as of January 1 HVB Group new	396	—	—
Changes affecting income:			
Gross additions	366	103.3	180
Releases	(40)	(68.0)	(125)
Changes not affecting income:			
Changes in the balance due to initial and final consolidations	(34)	580.0	(5)
Use of existing allowances for losses on loans and advances	(326)	128.0	(143)
Effects of currency translation and other changes not affecting income	24	(29.4)	34
Balance as of December 31	386	(21.9)	494
Total			
Balance as of January 1 HVB Group old	13,716	10.0	12,471
Spin-off of Hypo Real Estate Group	(1,510)	—	—
Balance as of January 1 HVB Group new	12,206	—	—
Changes affecting income:			
Gross additions	3,597	(27.7)	4,975
Releases	(1,157)	(2.6)	(1,188)
Changes not affecting income:			
Changes in the balance due to initial and final consolidations	(212)	55.9	(136)
Use of existing allowances for losses on loans and advances	(2,828)	20.2	(2,352)
Effects of currency translation and other changes not affecting income	(245)	353.7	(54)
Balance as of December 31	11,361	(17.2)	13,716

	As of December 31,		
	2002 (actual)		2001
	(€ in millions)	(% change)	(€ in millions)
Additions to, and Deductions from, Allowances for Losses on Loans and Advances			
Counterparty risk			
Balance as of January 1	11,647	3.4	11,269
Changes affecting income:			
Gross additions	4,747	34.9	3,520
Releases	(874)	(30.6)	(1,260)
Changes not affecting income:			
Changes in the balance due to initial and final consolidations	(129)	(74.3)	(74)
Use of existing allowances for losses on loans and advances	(2,209)	(5.2)	(2,331)
Effects of currency translation and other changes not affecting income	(47)	(109.0)	523
Balance as of December 31	13,135	12.8	11,647
Country risk			
Balance as of January 1	271	48.1	183
Changes affecting income:			
Gross additions	48	(67.6)	148
Releases	(189)	231.6	(57)
Changes not affecting income:			
Changes in the balance due to initial and final consolidations	(2)	—	—
Use of existing allowances for losses on loans and advances	—	(100.00)	(3)
Effects of currency translation and other changes not affecting income	(41)	—	—
Balance as of December 31	87	(67.9)	271
Latent risk			
Balance as of January 1	553	20.7	697
Changes affecting income:			
Gross additions	180	33.3	135
Releases	(125)	(8.8)	(137)
Changes not affecting income:			
Changes in the balance due to initial and final consolidations	(5)	—	—
Use of existing allowances for losses on loans and advances	(143)	(4.7)	(150)
Effects of currency translation and other changes not affecting income	34	325.0	8
Balance as of December 31	494	(10.7)	553
Total			
Balance as of January 1	12,471	2.7	12,149
Changes affecting income:			
Gross additions	4,975	30.8	3,803
Releases	(1,188)	(18.3)	(1,454)
Changes not affecting income:			
Changes in the balance due to initial and final consolidations	(136)	(83.8)	(74)
Use of existing allowances for losses on loans and advances	(2,352)	(5.3)	(2,484)
Effects of currency translation and other changes not affecting income	(54)	(110.2)	531
Balance as of December 31	13,716	10.0	12,471

The increase in gross additions to latent risk is related to the increase in the use of existing allowances for losses on loans and advances. The use of existing allowances for losses on loans and advances reduces the balance of latent risk. After this, however, an addition is necessary to restore the balance to its correct level.

Country Risk

For a discussion of HVB Group's policies and procedures for measuring country risk, see "—Provisions for Losses on Loans and Advances" and the Risk Report.

Risk Provisioning Rates

The following table sets forth breakdowns of the Group's risk provisioning rates for the periods indicated, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had taken place on January 1, 2002.

	As of or for year ended December 31,			
	2003	2002 (pro forma)[1]	2002 (actual)	2001
Risk Provisioning Rates[2]				
Net additions to allowances for losses on loans and advances	2,313	3,292	3,797	2,074
Lending volume	338,344	375,780	487,933	503,095
Net additions as a percentage of lending volume[3]	0,68	0.88	0.78	0.41
Average lending volume[4]	357,806	381,399	496,490	498,819
Net addition rate (in %)[4][5]	0,65	0.86	0.76	0.42
Use of existing loan loss allowances	2,828	2,245	2,352	2,484
Use of allowances for guarantees and indemnities	3	5	5	8
Recoveries	(127)	(98)	(101)	(157)
Loan losses	2,704	2,152	2,256	2,335
Lending volume	338,344	375,780	487,933	503,095
Loan losses as a percentage of lending volume[6]	0,80	0.57	0.46	0.46
Average lending volume[4]	357,806	381,399	496,490	498,819
Loan loss rate (in %)[4][7]	0.76	0.56	0.45	0.47
Total allowances for losses on loans and advances	11,883	12,670	14,180	12,852
Allowances for losses on loans and advances	11,361	12,206	13,716	12,471
Allowances for guarantees and indemnities	522	464	464	381
Lending volume	338,344	375,780	487,933	503,095
Total allowances as a percentage of lending volume[8]	3,51	3.37	2.91	2.55
Average lending volume	357,806	381,399	496,490	498,819
Total allowance rate (in %)[4][9]	3.32	3.32	2.86	2.58
Total allowances for losses on loans and advances	11,883	12,670	14,180	12,852
Non-accrual loans	13,886	12,581	14,694	12,929
Coverage ratio[10]	86	101	97	99

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.
[2] Average lending volumes. The averages are the arithmetic average on the last day of each quarter of the relevant period and at the end of the period preceding the relevant period.
[3] Provisions for losses on loans and advances (net additions) from the profit and loss statement divided by the lending volume at the end of the period.
[4] Unaudited.
[5] Provisions for losses on loans and advances (net additions) from the profit and loss statement divided by the average lending volume.
[6] Loan losses divided by lending volume as of the end of the period.
[7] Loan losses divided by average lending volume.
[8] Total allowances for losses on loans and advances divided by lending volume as of the end of the period.
[9] Total allowances for losses on loans and advances divided by average lending volume.
[10] Total allowances for losses on loans and advances (allowances for losses on loans and advances and allowances for losses on guarantees and indemnities) as a percentage of non-accrual loans (does not include money market transactions).

Risk Provisioning Rates by Segment

The following table breaks down HVB Group's risk provisioning rates by business segment as reported on the specified dates, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had taken place on January 1, 2002. Data based on average lending volume is unavailable because the Group does not collect complete balance sheet data for its segments on an interim basis. The 2002 pro forma data have been restated to reflect the fact that, contrary to the assumptions underlying the 2002 HVB Group Financial Statements (which have been taken into account with regard to the 2002 (actual) data appearing in this table, with Hypo Group accounted for as a discontinuing operation), the transfer of certain loan portfolios to Hypo Real Estate Group in connection with the spin-off was executed in synthetic rather than physical form. The 2002 pro forma data have also been restated to reflect the actual capitalization of the Hypo Group. See "—Lending Volume by Business Segment" and "Selected Statistical Information—Consolidated Selected Statistical Information—Selected Statistical Information by Business Segment" and "Pro Forma Financial Information—Introduction."

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/- consolidation	New HVB Group[1]	Hypo Group[2]	Consolidation	HVB Group
Risk Provision Rates by Segment									
Net addition rate (in %)[3]									
2003	0.87	0.57	0.42	1.92	—	0.68	—[4]	—[4]	—[4]
2002 (pro forma)[5]	1.05	0.65	0.86	—	—	0.88	—	—	—
2002 (actual)[6]	1.05	0.65	0.86	—	—	0.90	0.41	—	0.78
2001	0.49	0.75	0.39	(2.47)	—	0.47	0.23	—	0.41
Loan-loss rate (in %)[7]									
2003	0.60	0.51	0.78	20.63	—	0.80	—[4]	—[4]	—[4]
2002 (pro forma)[5]	0.35	0.34	0.41	17.15	—	0.57	—	—	—
2002 (actual)[6]	0.35	0.34	0.41	17.15	—	0.59	0.08	—	0.46
2001	0.33	0.47	0.21	18.12	—	0.60	0.07	—	0.46
Total allowances for losses on loans and advances (€ in millions)									
2003	5,611	3,523	1,757	854	138	11,883	—[4]	—[4]	—[4]
2002 (pro forma)[5]	5,222	3,566	2,303	1,429	150	12,670	—	—	—
2002 (actual)[6]	5,222	3,566	2,303	1,429	150	12,670	1,510	—	14,180
2001	4,212	3,420	1,810	2,150	221	11,813	1,039	—	12,852
Rate of total allowances for losses on loans and advances (in %)[8]									
2003	3.37	4.37	2.24	28.23	—	3.51	—[4]	—[4]	—[4]
2002 (pro forma)[5]	2.95	4.52	2.15	33.35	—	3.37	—	—	—
2002 (actual)[6]	2.95	4.52	2.15	33.35	—	3.45	1.22	—	2.91
2001	2.24	3.98	1.78	37.99	—	3.13	0.82	—	2.55
Coverage ratio of total allowances to non-accrual loans (in %)[9]									
2003	87	102	73	55	—	86	—[4]	—[4]	—[4]
2002 (pro forma)[5]	105	147	79	66	—	101	—	—	—
2002 (actual)[6]	105	147	79	66	—	101	71	—	97
2001	90	141	139	73	—	101	81	—	99

(1) Pro forma, ex Hypo Group.
(2) Discontinued operation, pending spin-off.
(3) Net additions to allowance for losses on loans and advances divided by lending volume.
(4) The spin-off occurred on September 29, 2003, but was given retroactive effect to January 1, 2003.
(5) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.
(6) The 2002 segment data has been restated to the extent necessary to make such data comparable to the 2003 segment data. See "Operating and Financial Review and Prospects—Introduction—Significant Accounting Policies—Changes in Accounting Policies; Restatements."
(7) Loan losses divided by lending volume.
(8) Total allowances for losses on loans and advances divided by lending volume.
(9) Total allowances for losses on loans and advances (allowances for losses on loans and advances and allowances for losses on guarantees and indemnities) divided by non-accrual loans (does not include money market transactions).

Selected Statistical Information

The following presents selected statistical data of HVB Group on a consolidated basis and of HypoVereinsbank AG ("HypoVereinsbank") and Bank Austria Creditanstalt AG ("Bank Austria Creditanstalt"), the two largest entities within HVB Group. These two entities accounted for 78.2% of unconsolidated assets (on an IFRS-basis) at December 31, 2003.

Consolidated Selected Statistical Information

The presentation of HVB Group's selected statistical information set forth below has been derived from, and should be read in conjunction with, the HVB Group Consolidated Financial Statements and the notes thereto. This information includes assets held for trading purposes, investment assets, significant holdings in listed companies outside the banking sector, deposits from other banks and amounts owed to other depositors, and promissory notes and other liabilities evidenced by paper, as well as selected information on a segment basis.

Assets Held for Trading Purposes

The following table shows the composition of assets held by HVB Group for trading purposes as of the dates indicated. Assets held for trading purposes are carried at fair value. Besides securities held for trading purposes, this item includes the positive market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale securities. Hypo Group did not hold any assets for trading purposes in 2002.

	As of December 31,		
	2003	2002	2001
		(€ in millions)	
Assets Held for Trading Purposes			
Debt securities and other fixed-income securities:			
Money market instruments	2,017	2,498	1,180
Bonds and notes:			
issued by public-sector borrowers	6,992	4,698	6,224
issued by other borrowers	17,596	20,259	22,383
own debt securities	4,193	6,338	7,067
Total bonds and notes	28,781	31,295	35,674
Total debt securities and other fixed-income securities	30,798	33,793	36,854
Of which:			
Listed marketable securities	*26,310*	*27,591*	*32,121*
Unlisted marketable securities	*3,474*	*4,406*	*3,419*
Total marketable securities	29,784	31,997	35,540
Equity securities and other variable-yield securities:			
Equity securities	2,839	1,442	2,910
Investment certificates[1]	414	1,045	1,061
Other[2]	407	49	1,089
Total equity securities and other variable-yield securities	3,660	2,536	5,060
Of which:			
Listed marketable securities	*3,119*	*1,720*	*3,269*
Unlisted marketable securities	*33*	*760*	*723*
Total marketable securities	3,152	2,480	3,992
Positive market values arising from derivative financial instruments[3]	44,147	44,411	23,447
Other assets held for trading purposes	1,857	4,512	3,849
Total assets held for trading purposes	80,462	85,252	69,210

(1) Primarily index funds, stock funds and pension funds.
(2) Primarily convertible arbitrage securities held by one subsidiary of HypoVereinsbank.
(3) Negative market values arising from derivative financial instruments in the trading book were equal to € 44,946 million at year-end 2003, € 44,042 million at year-end 2002 and € 29,150 million at year-end 2001. These values primarily reflect derivatives used to hedge market interest rate risk.

Trading assets declined by € 4,790 million, from € 85,252 million in 2002 to € 80,462 million in 2003. This resulted primarily from a decline of € 2,514 million in bonds and notes as well as a decline of € 2,655 million in other assets held for trading purposes. The latter category includes, among other things, certificates of indebtedness, repurchase agreements and registered notes allocated to the trading portfolio. Offsetting this in part were equity securities and other variable-yield securities, which showed a slight increase of € 1,124 million. The decline in other assets held for trading purposes was due to a decline of approximately € 2 billion in asset-side repurchase agreement activity in the trading area at the New York branch of HypoVereinsbank.

Most of the increase in securities and other variable-yield securities resulted predominantly from the increase in balances of equity securities held for purposes of hedging index certificates issued by HypoVereinsbank.

HVB Group's assets held for trading purposes increased € 16,042 million, or 23.2%, from € 69,210 million at December 31, 2001 to € 85,252 million at year-end 2002. This reflects primarily a € 20,964 million, or 89.4%, increase in positive market values arising from derivative financial instruments. This increase was partially offset by a 50.4% decrease in HVB Group's equity securities trading portfolio, resulting from continuing stock market declines in 2002, and a 12.3% decline in HVB Group's debt securities trading portfolio, resulting primarily from the Group's reduction in its fixed-income securities balances in the foreign branches of HypoVereinsbank.

The excess of cost of acquisition over the fair value of listed securities held for trading totaled € 410 million as of December 31, 2003, € 996 million as of December 31, 2002, and € 412 million as of December 31, 2001. The book values of derivative financial instruments not traded on exchanges are calculated using internal price models based on net present value computations and option price models. Gains and losses arising from the valuation and realization of assets held for trading purposes are taken to the income statement as gains less losses arising from trading securities.

Investment Assets

Investments comprise held-to-maturity financial instruments and available-for-sale financial instruments, investment property and companies valued at equity. Held-to-maturity financial instruments are carried at amortized cost, with premiums and discounts taken into account on a pro rata basis. Writedowns are taken where there is a rating-related decline in value. Available-for-sale financial instruments are assessed at fair value. The changes in value arising from assessment are carried in a separate item under shareholders' equity (available-for-sale reserve) on the balance sheet until the asset is sold or an impairment as defined in IAS 39.109 has occurred. For discussion of the Group's impairment policy for financial instruments see "Operating and Financial Review and Prospects—Introduction—Significant Accounting Policies—IAS 39". Available-for-sale financial instruments that are not traded on a securities exchange and for which HVB Group cannot determine a fair value are carried at amortized cost.

Available-for-sale financial instruments that are effectively hedged against market risk are recorded under fair value hedge accounting principles. Real estate and buildings held long-term by HVB Group as investments with a view to generating rental income and/or capital gains are carried at amortized cost. Material investments in joint ventures and associated companies are valued using the equity method.

The following table shows the breakdown of carrying amounts of marketable securities held by HVB Group as of the dates specified, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had taken place on January 1, 2002.

	As of December 31,			
	2003	2002 (pro forma)[1]	2002 (actual)	2001
	(€ in millions)			
Analysis of Investments				
Held-to-maturity investments				
Debt securities and other fixed-income securities	9,065	11,554	31,151	37,995
Available-for-sale investments				
Non-consolidated subsidiaries	1,763	2,278	2,330	1,988
Participating interests	2,115	3,835	3,850	2,340
Debt securities and other fixed-income securities	28,431	37,904	54,345	50,907
Equity securities and other variable-yield securities[2][3]	10,428	9,224	9,224	19,204
Of which: long-term securities	*6,860*	*6,352*	*6,352*	*12,814*
Total available-for-sale investments	42,737	53,241	69,749	74,439
Companies valued at equity	780	537	537	1,245
Investment property	418	475	561	814
Total investments	53,000	65,807	101,998	114,493

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.
[2] Other variable-yield securities include primarily investment certificates.
[3] Book values. For market values of the Group's significant holdings in listed companies outside the banking sector, see "—Significant Holdings in Listed Companies Outside the Banking Sector".

Investment assets declined by € 12,807 million, or 19.5%, from € 65,807 million as of December 31, 2002 (pro forma) to € 53,000 million as of December 31, 2003. The decline resulted mainly from the € 11,962 million reduction in debt securities and other fixed-income securities in the held-to-maturity and available-for-sale categories taken together. Held-to-maturity and available-for-sale securities were in part not reinvested after their final maturities and portions of the available-for-sale debt securities were sold. This reflected the targeted reductions in total asset volumes and in risk-weighted assets.

HVB Group's investments amounted to € 101,998 million as of December 31, 2002, down € 12,495 million, or 10.9%, from the level as of December 31, 2001. A € 9,980 million (52.0%) decrease in equity securities and other available-for-sale securities to € 9,224 million at year-end 2002 from € 19,204 million at the end of 2001 accounted for most of the decrease in investments. This decline in equity securities and other available-for-sale securities is primarily a result of the unfavorable conditions in the international equity markets. Also contributing to the decrease in investments was the € 6,844 million, or 18.0%, decline in debt securities and other fixed-income securities held to maturity to € 31,151 million at the end of 2002 from € 37,995 at year-end 2001, which was primarily due to the volume of maturing investments exceeding the volume of reinvestments as the Group sought to manage a reduction in risk assets.

Significant Holdings in Listed Companies Outside the Banking Sector

In addition to the significant holdings in listed companies outside the banking sector shown below, HVB Group has a number of other small shareholdings, which it holds either directly or through holding companies.

As of the dates specified in the table below, HVB Group held the following equity participations in listed companies outside of the banking sector. These participations are those in which HVB Group held 5.0% or more of the voting interests, with the exceptions of Allianz AG and ERGO Versicherungsgruppe Aktiengesellschaft (which is only nominally under 5.0%). HVB Group does not exercise any influence over the financial or business decisions of any of these companies.

	As of December 31,					
	2003		2002		2001	
	Interest	Market value	Interest	Market value	Interest	Market value
	(in %)[1]	(€ in millions)	(in %)[1]	(€ in millions)	(in %)[1]	(€ in millions)
Agrob AG	52.7	20	52.7	14	52.7	24
Aktienbrauerei Kaufbeuren AG	65.7	7	65.7[2]	7	75.7	7
Allianz AG	3.2	1.229	4.6	1,113	6.2	4,299
Brau und Brunnen AG[3]	61.7	180	55.6	119	55.6	45
ERGO Versicherungsgruppe Aktiengesellschaft	<5.0	320	<5.0	453	—	—
Gabriel Sedlmayr Spaten-Franziskaner-Bräu Kommandit-gesellschaft auf Aktien[4]	—	—	—	—	19.0[5]	108
Immotrust Anlagen AG[6]	—	—	25.0	16	25.0	16
KWS Saat AG[7]	15.0	56	—	—	—	—
Lambacher HITIAG Leinen AG[8]	—	—	—	—	51.0	4
Münchener Rückversicherungs-Gesellschaft AG	13.2	2,905	13.2	2,680	13.3	7,075
Rhön – Klinikum AG[9]	18.5	213	18.5	154	—	—
Unternehmens Invest AG	13.0	6	13.0	6	14.2	6
Wienerberger AG	31.9	441	31.9	353	31.9	320
Wiener Städtische Allgemeine Versicherung AG[4]	—	—	—	—	8.0	111
Wüstenrot & Württembergische AG	7.5	111	7.5	75	7.6	100
Total		5,488		4,990		12,115

(1) Aggregate total.
(2) HVB Group sold 10% of its interest in 2002.
(3) Of the 55.6% holding in 2002, 33.6% is classified as long-term and the remaining 22.0% as current investments.
(4) Sold in 2002.
(5) As a percentage of limited partnership capital; percentage of total capital = 11.9%.
(6) Merged into CA Immobilien Anlagen Aktiengesellschaft in 2003.
(7) Acquired in 2003.
(8) No longer listed.
(9) Acquired in 2002.

The market value of the Munich Re shares held by HVB Group increased because HVB Group participated in the capital increase of Munich Re. This effect outweighed the decline in Munich Re's stock price in 2003.

HVB Group did not participate in Allianz's capital increase in 2003. HVB Group instead sold its subscription rights such that as a result of the transaction, HVB Group's interest in Allianz's shares and the market value thereof both declined. This effect was, however, outweighted by the moderate increase (over 10%) in the stock price of Allianz's shares in 2003. For this reason, the market value of HVB Group's holdings in Allianz shares increased overall.

The stock prices of Wienerberger AG, Rhön-Klinikum AG and Brau und Brunnen AG increased significantly, which had a corresponding effect on the market value of the shares held by HVB Group. In addition, HVB Group increased its holdings in Brau und Brunnen AG by 6.1% in 2003. In February 2004, the entire holding in Brau und Brunnen AG was disposed of, subject to the approval of the competition authorities (see also "Operating and Financial Review and Prospects—Introduction—Factors Affecting Comparability—Significant Completed and Proposed Divestitures and Acquisitions in 2004"). Offsetting this in part, the decline of approximately 30% in the price of ERGO's shares in 2003 led to a correspondingly lower market value of the shares held by HVB Group.

As of December 31, 2002, the market value of the significant holdings listed in the table above totaled € 5.0 billion, as compared to the € 12.1 billion market value of the shares held at December 31, 2001. When compared to carrying amounts for these shares, which totaled € 6.7 billion at December 31, 2002 and € 6.9 billion at December 31, 2001, the resulting unrealized loss was € 1.7 billion at December 31, 2002, as compared to unrealized reserves of € 5.2 billion at December 31, 2001. The decline in market value of these holdings in 2002 reflects primarily unfavorable stock market conditions, especially in reference to Allianz and Munich Re. For a discussion of the Group's impairment policies, see "Operating and Financial Review and Prospects—Introduction—Significant Accounting Policies—IAS 39". See also "Operating and Financial Review and Prospects—Year Ended December 31, 2002 Compared with Year Ended December 31, 2001—Results of Operations—Net Income from Investments".

Deposits from Other Banks and Amounts Owed to Other Depositors

The following table shows the composition of HVB Group's deposits from other banks and amounts owed to other depositors as of the dates specified as reported, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had taken place on January 1, 2002.

	As of December 31,			
	2003	2002 (pro forma)[1]	2002 (actual)	2001
Deposits				
Deposits from other banks[2]	112,964	136,419	143,361	134,624
Of which:				
Banks in Germany	*41,310*	*48,338*	*53,314*	*40,607*
Banks in other regions	*71,654*	*88,081*	*90,047*	*94,017*
Amounts owed to other depositors:				
Savings deposits and home-loan savings deposits	34,539	30,500	30,500	29,259
Other deposits[2]	105,773	116,596	124,422	142,403
Total amounts owed to other depositors	140,312	147,096	154,922	171,662
Of which:				
Depositors in Germany	*72,526*	*68,453*	*75,002*	*81,911*
Depositors in other regions	*67,786*	*78,643*	*79,920*	*89,751*
Total deposits[3]	253,276	283,515	298,283	306,286

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.
(2) Sight deposits and time deposits.
(3) Deposits from other banks plus amounts owed to other depositors.

The decline in deposits from other banks at December 31, 2003 reflected the reduced refinancing requirements of HVB Group as a result of its reduced balance sheet total. This resulted primarily from a decline of € 17,090 million at HypoVereinsbank and led to a continued improvement in the diversification of refinancing sources. Amounts owed to other depositors declined by € 6,784 million in 2003. This was primarily a result of the decline of € 7,000 million in the foreign branches of HypoVereinsbank, which in turn was a result of the Bank's rating situation as well as the reduced refinancing requirement.

At December 31, 2002, deposits from banks increased by € 8,737 million, or 6.5%, from € 134,624 million at year-end 2001 to € 143,361 million. This increase reflected the increased use of refinancing through repurchase agreements. During the same period, deposits from customers fell € 16,740 million, or 9.8%, from € 171,662 million at year end 2001 to € 154,922 million at year-end 2002. This affected other deposits (sight and time deposits), particularly abroad, and reflected the decrease in assets at these locations. The total refinancing requirement of HVB Group fell in comparison with the prior year period, which is reflected in the decrease in the balance sheet total of HVB Group by € 37,394.

The following tables show an analysis of the remaining maturities of HVB Group's deposits as of the dates specified as reported, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.

	As of December 31, 2003					
		Fixed-term with time remaining to maturity				
	On demand	Up to three months	More than three months and up to one year	More than one year and up to five years	More than five years	Total
	(€ in millions)					
Maturity and Analysis of Deposits						
Deposits from other banks	13,619	61,021	13,700	8,709	15,915	112,964
Amounts owed to other depositors:						
Savings deposits and home-loan savings deposits	—	18,766	3,005	5,770	6,998	34,539
Other deposits	48,379	38,106	5,784	4,790	8,714	105,773
Total amounts owed to other depositors	48,379	56,872	8,789	10,560	15,712	140,312
Total deposits	61,998	117,893	22,489	19,269	31,627	253,276

	As of December 31, 2002 (pro forma)[1]					
		Fixed-term with time remaining to maturity				
	On demand	Up to three months	More than three months and up to one year	More than one year and up to five years	More than five years	Total
	(€ in millions)					
Maturity and Analysis of Deposits						
Deposits from other banks	16,543	79,152	17,441	8,379	14,904	136,419
Amounts owed to other depositors:						
Savings deposits and home-loan savings deposits	—	14,065	3,536	5,873	7,026	30,500
Other deposits	49,320	41,732	7,987	8,952	8,605	116,596
Total amounts owed to other depositors	49,320	55,797	11,523	14,825	15,631	147,096
Total deposits	65,863	134,949	28,964	23,204	30,535	283,515

[1] On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.

	As of December 31, 2002 (actual)					
		Fixed-term with time remaining to maturity				
	On demand	Up to three months	More than three months and up to one year	More than one year and up to five years	More than five years	Total
	(€ in millions)					
Maturity and Analysis of Deposits						
Deposits from other banks	13,280	81,879	22,493	9,744	15,965	143,361
Amounts owed to other depositors:						
Savings deposits and home-loan savings deposits	—	14,065	3,536	5,873	7,026	30,500
Other deposits	49,548	42,746	8,987	12,274	10,867	124,422
Total amounts owed to other depositors	49,548	56,811	12,523	18,147	17,893	154,922
Total deposits	62,828	138,690	35,016	27,891	33,858	298,283

	As of December 31, 2001					
		Fixed-term with time remaining to maturity				
	On demand	Up to three months	More than three months and up to one year	More than one year and up to five years	More than five years	Total
			(€ in millions)			
Maturity and Analysis of Deposits						
Deposits from other banks	11,036	81,556	14,959	8,495	18,578	134,624
Amounts owed to other depositors:						
Savings deposits and home-loan savings deposits	—	13,824	3,293	6,324	5,818	29,259
Other deposits	54,001	59,302	6,267	12,554	10,279	142,403
Total amounts owed to other depositors	54,001	73,126	9,560	18,878	16,097	171,662
Total deposits	65,037	154,682	24,519	27,373	34,675	306,286

Promissory Notes and Other Liabilities Evidenced by Paper

The following table shows the composition of HVB Group's promissory notes and other liabilities evidenced by paper, as of the dates specified as reported, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.

	As of December 31,			
	2003	2002 (pro forma)[1]	2002 (actual)	2001
		(€ in millions)		
Promissory Notes and Other Liabilities Evidenced by Paper				
Debt securities in issue:				
Mortgage bonds	37,164	40,879	56,330	50,878
Public-sector bonds	10,700	12,660	79,009	85,150
Other debt securities	46,893	61,781	76,187	109,927
Money market instruments	10	1,337	2,202	2,629
Total debt securities in issue	94,767	116,657	213,728	248,584
Registered notes in issue:				
Mortgage bonds	18,217	19,431	34,716	36,440
Public-sector bonds	6,078	5,963	17,645	17,848
Other debt securities	83	105	105	—
Total registered notes in issue	24,378	25,499	52,466	54,288
Other promissory notes and other liabilities evidenced by paper	3,583	5,367	5,367	7,837
Total promissory notes and other liabilities evidenced by paper	122,728	147,523	271,561	310,709

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.

The following tables provide an analysis of the remaining maturities of HVB Group's promissory notes and other liabilities evidenced by paper as of the dates indicated, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.

	Up to three months	More than three months and up to one year	More than one year and up to five years	More than five years	Total
			(€ in millions)		
Maturity and Analysis of Promissory Notes and Other Liabilities Evidenced by Paper as of:					
As of December 31, 2003	11,176	15,984	64,899	30,669	122,728
As of December 31, 2002 (pro forma)[1]	21,463	23,720	68,263	34,077	147,523
As of December 31, 2002 (actual)	33,351	45,089	130,274	62,847	271,561
As of December 31, 2001	59,217	47,031	137,066	67,395	310,709

(1) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.

The primary driver of the decline in promissory notes and other liabilities at December 31, 2003 was the decline of € 20.7 billion at HypoVereinsbank. Promissory notes and other liabilities were reduced in connection with the reduction in risk-weighted assets as less refinancing was required.

Selected Statistical Information by Business Segment

The following tables provide a breakdown of selected HVB Group statistical information by business segment as reported on the specified dates, and as of December 31, 2002 on a pro forma basis as if the spin-off of Hypo Group had taken place on January 1, 2002. The 2002 pro forma data have been restated to reflect the fact that, contrary to the assumptions underlying the 2002 HVB Group Financial Statements (which have been taken into account with regard to the 2002 (actual) data appearing in this table, with Hypo Group accounted for as a discontinuing operation), the transfer of certain loan portfolios to Hypo Real Estate Group in connection with the spin-off was executed in synthetic rather than physical form. The 2002 pro forma data have also been restated to reflect the actual capitalization of the Hypo Group. See "Credit Portfolio—Lending Volume by Business Segment" and "Pro Forma Financial Information—Introduction." These changes in assumptions are reflected in the retention of deposits from other banks, amounts owed to other depositors and promissory notes and other liabilities evidenced by paper of amounts reflecting the refinancing of loans to Hypo Group in respect of loans physically transferred to Hypo Group, but refinanced (in light of the additional equity contributions in the spin-off) by loans from HVB Group rather than by the transfer of liabilities, and in respect of the refinancing of synthetically transferred loans where the actual loans to the customers remain with HVB Group.

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group (pro forma)	Hypo Group (discontinued operation, pending spin-off)	Consoli-dation	HVB Group
					(in Mio. €)				
Assets held for trading purposes									
As of December 31,									
2003	40	2,892	77,164	—	366	80,462	—[1]	—[1]	—[1]
2002 (pro forma)[2]	54	2,489	82,275	—	434	85,252	—	—	—
2002 (actual)[3]	54	2,489	82,275	—	434	85,252	0	0	85,252
2001	32	1,924	67,254	—	—	69,210	—	—	69,210
Deposits from other banks[4]									
As of December 31,									
2003	1,054	6,415	112,304	—	(6,809)	112,964	—[1]	—[1]	—[1]
2002 (pro forma)[2]	1,629	5,462	134,989	—	(5,661)	136,419	—	—	—
2002 (actual)[3]	1,629	5,462	130,007	—	(5,661)	131,437	21,550	(9,626)	143,361
2001	3,416	9,995	122,295	—	(12,017)	123,689	15,580	(4,645)	134,624
Amounts owed to other depositors[4]									
As of December 31,									
2003	58,480	52,603	29,109	355	(235)	140,312	—[1]	—[1]	—[1]
2002 (pro forma)[2]	54,509	54,483	37,434	325	345	147,096	—	—	—
2002 (actual)[3]	54,509	54,483	35,096	325	345	144,758	10,216	(52)	154,922
2001	58,545	58,742	45,784	168	(515)	162,724	9,150	(212)	171,662
Promissory notes and other liabilities evidenced by paper[5]									
As of December 31,									
2003	92	6,429	116,449	—	(242)	122,728	—[1]	—[1]	—[1]
2002 (pro forma)[2]	107	6,626	141,397	—	(607)	147,523	—	—	—
2002 (actual)[3]	107	6,626	137,263	—	(607)	143,389	131,103	(2,931)	271,561
2001	115	7,273	173,393	—	(1,789)	178,992	135,236	(3,519)	310,709

(1) The spin-off occurred on September 29, 2003, but was given retroactive effect to January 1, 2003.
(2) On a pro forma basis as if the spin-off of Hypo Group had occurred on January 1, 2002.
(3) The 2002 segment data has been restated to the extent necessary to make such data comparable to the 2003 segment data. See "Operating and Financial Review and Prospects—Introduction—Significant Accounting Policies—Changes in Accounting Policies; Restatements."
(4) Excludes registered mortgage bonds in issue and registered public-sector bonds in issue.
(5) Includes registered mortgage bonds in issue and registered public-sector bonds in issue.

Unconsolidated Selected Statistical Information

The information set forth below includes unconsolidated financial and statistical information of HypoVereinsbank and unconsolidated financial and statistical information of Bank Austria Creditanstalt, the two most significant subsidiaries of HVB Group. The unconsolidated total assets of HypoVereinsbank (in accordance with German GAAP) accounted for approximately 62.8% and the unconsolidated total assets of Bank Austria Creditanstalt (in accordance with Austrian GAAP) accounted for approximately 22.5% of the consolidated IFRS total assets of HVB Group as of December 31, 2003, respectively.

HypoVereinsbank

The selected statistical data presented below is derived from unconsolidated financial information of HypoVereinsbank, prepared in accordance with German GAAP. This information would differ if prepared for the consolidated group as a whole or in accordance with IFRS.

Average Balances and Interest Rates

The following tables set forth the average balances of assets and liabilities of HypoVereinsbank on an unconsolidated basis (in accordance with German GAAP) for the years ended December 31, 2003, 2002 and 2001. For purposes of the following tables, the averages are calculated on the basis of daily closing balances throughout the relevant period.

	Year ended December 31, 2003			Year ended December 31, 2002			Year ended December 31, 2001		
	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.
	(€ in millions)		(in %)	(€ in millions)		(in %)	(€ in millions)		(in %)
Assets									
Loans and advances to credit institutions	36,702	1,096	2.99	44,106	1,388	3.15	42,460	1,888	4.45
Loans and advances to customers	73,624	2,686	3.65	86,142	3,481	4.04	90,048	4,652	5.17
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	44,453	1,644	3.70	54,858	2,703	4.93	57,305	3,437	6.00
Mortgage loans	109,382	6,070	5.55	112,206	6,362	5.67	111,122	6,457	5.81
Municipal loans	12,481	726	5.81	14,215	864	6.08	16,095	1,005	6.24
Total interest-earning assets (A)	276,642	12,222	4.42	311,527	14,798	4.75	317,030	17,439	5.50
Shares and other variable-yield securities, participating interests, Shares in affiliated undertakings	19,799	473	2.39	24,375	722	2.96	24,254	978	4.03
Total income-earning assets (B)	296,441	12,695	4.28	335,902	15,520	4.62	341,284	18,417	5.40
Non-interest-income-earning assets (including cash in hand, balance with central banks and tangible and intangible fixed assets)	14,924	0		13,641	0		14,672	0	
Total Assets	311,365	12,695	4.08	349,543	15,520	4.44	355,956	18,417	5.17
Liabilities									
Amounts owed to credit institutions	75,381	1,734	2.30	68,567	1,954	2.85	70,472	2,830	4.02
Amounts owed to customers	69,129	1,361	1.97	73,188	1,775	2.43	71,410	2,392	3.35
Debts evidenced by certificates	92,847	4,012	4.32	126,273	5,783	4.58	130,528	6,708	5.14
Funds borrowed and registered mortgage bonds	35,365	2,063	5.84	37,082	2,237	6.03	38,416	2,361	6.15
Subordinated liabilities	9,996	523	5.23	10,655	641	6.02	10,109	663	6.55
Total interest-bearing liabilities (C)	282,718	9,693	3.43	315,765	12,390	3.92	320,935	14,954	4.66
Total non-interest-bearing liabilities[1]	28,647	0		33,778	0		35,021	0	
Total liabilities and equity	311,365	9,693	3.11	349,543	12,390	3.54	355,956	14,954	4.20
Net interest earned (A minus C)		2,529			2,408			2,485	
Net interest income (B minus C)		3,002			3,130			3,463	
Net interest earned as a percentage of: average interest-earning assets (A)		0.91			0.77			0.78	
Net interest income as a percentage of: average income-earning assets (B)		1.01			0.93			1.01	

(1) Includes equity, which includes subscribed capital, reserves and accumulated profits.

Average Interest Rates, Yields and Margins

The following table shows prevailing average interest rates and average yields, spreads and margins for HypoVereinsbank on an unconsolidated basis (in accordance with German GAAP) for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,		
	2003	2002	2001
		(in % p.a.)	
Historical rates[1]			
EUR			
3 month EURIBOR	2.334	3.318	4.264
10 year Swap Germany	4.235	5.033	5.240
UK			
3 month GBP LIBOR	3.736	4.060	5.043
3 month USD LIBOR	1.216	1.795	3.782
U.S.			
Federal Funds Target Rate	1.120	1.673	3.904
Prime Rate	4.122	4.675	6.925
HypoVereinsbank			
Yields, spreads and margins[2]			
Gross yield[3]	4.42	4.75	5.50
Interest spread[4]	0.99	0.83	0.84
Net interest margin[5]	0.91	0.77	0.78

(1) Source: Thomson Financial Datastream.
(2) The yields, spreads and margins represented in this table are calculated from the "Average Balances and Interest Rates" set forth above on the basis of interest-earning assets, including debt securities.
(3) Gross yield represents the average interest rate earned on average interest-earning assets.
(4) Interest spreads represent the difference between the average interest rate earned on average interest-earning assets, and the average interest rate paid on average interest-bearing liabilities.
(5) Net interest margin represents net interest earned as a percentage of average interest-earning assets.

Changes in Interest Income/Expenses—Volume and Rate Analysis

The following table indicates changes in net interest income between volume and rate of HypoVereinsbank on an unconsolidated basis (in accordance with German GAAP) for the years ended December 31, 2003, 2002, and 2001. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities.

	Year ended December 31, 2003 over 2002			Year ended December 31, 2002 over 2001		
	Net change	Volume-related change	Rate-related change	Net change	Volume-related change	Rate-related change
			(€ in millions)			
Interest Earning Assets						
Interest income and income from securities and participating interests:						
Loans and advances to credit institutions	(292)	(34)	(258)	(500)	77	(577)
Loans and advances to customers	(795)	(69)	(726)	(1,171)	(194)	(977)
Mortgage loans	(292)	(32)	(260)	(95)	65	(160)
Municipal loans	(138)	(25)	(113)	(141)	(116)	(25)
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	(1,059)	(76)	(983)	(734)	(142)	(592)
Shares and other variable-yield securities	(249)	(13)	(236)	(256)	5	(261)
Total interest income	(2,825)	(249)	(2,576)	(2,897)	(305)	(2,592)
Interest Bearing Liabilities						
Interest expenses:						
Amounts owed to credit institutions	(220)	(4)	(216)	(876)	(74)	(802)
Amounts owed to customers	(414)	(12)	(402)	(617)	62	(679)
Registered mortgage bonds	(174)	(23)	(151)	(124)	(79)	(45)
Debts evidenced by certificates	(1,771)	(351)	(1,420)	(925)	(213)	(712)
Subordinated Liabilities	(118)	(9)	(109)	(22)	44	(66)
Total interest expense	(2,697)	(399)	(2,298)	(2,564)	(261)	(2,303)

Securities

In accordance with the requirements of German law, HypoVereinsbank segregates its securities portfolio into two categories: current assets and investments. Current assets are comprised of the trading and liquidity portfolio of HypoVereinsbank on an unconsolidated basis and are mainly fixed-income securities. Securities in the liquidity portfolio that are not also part of a revaluation portfolio are carried at the lower of cost or market value. Securities in the liquidity portfolio that are also part of a revaluation portfolio are revalued according to the principles of revaluation units. Securities that are not part of a revaluation portfolio are primarily strategic holdings. The principles of revaluation units are derived from statements and commentaries for the further development of the accounting principles under the German Commercial Code. Any net gain from the revaluation is not taken into account in the profit and loss calculation and a reserve is established for a negative balance. Securities in the investment portfolio are written down only if it is anticipated that the value of the assets will decrease on a continuous basis.

The following table sets forth the securities portfolio of HypoVereinsbank on an unconsolidated basis (in accordance with German GAAP) as of December 31, 2003, 2002 and 2001.

	As of December 31,		
	2003	2002	2001
		(€ in millions)	
Securities			
Trading portfolio:			
Interest-bearing securities	23,001	25,909	31,221
Equity securities	2,852	1,951	2,924
Other non interest-bearing securities	19	177	183
Investment certificates	359	154	276
Total trading portfolio	26,231	28,191	34,604
Liquidity portfolio (available for sale):			
Interest-bearing securities	19,327	27,062	30,101
Equity securities	1,052	947	5,117
Other non-interest-bearing securities	0	0	0
Investment certificates	1,702	1,800	299
Total liquidity portfolio	22,081	29,809	35,517
Investments:			
Interest-bearing securities	2,279	3,262	4,581
Equity securities	4,346	5,553	—
Investment certificates	—	—	—
Total investment portfolio	6,625	8,815	4,581
Total securities	54,937	66,815	74,702

Funding

Breakdown of funding sources

The following tables present the sources of deposits and borrowed funds of HypoVereinsbank on an unconsolidated basis (in accordance with German GAAP) as of December 31, 2003, 2002 and 2001, broken down by certain major categories and the percentage of those categories of total funding. Money market instruments are classified as debts evidenced by certificates/bonds issued.

	As of December 31,					
	2003		2002		2001	
	(€ in millions)	(in %)	(€ in millions)	(in %)	(€ in millions)	(in %)
Breakdown of Funding Sources						
Deposits:						
Savings deposits	12,716	4.6	8,370	2.7	8,342	2.4
Other amounts owed to customers	80,129	28.9	91,001	28.9	102,675	29.3
Amounts owed to credit institutions	88,719	32.0	99,677	31.7	90,806	26.0
Total deposits	181,564	65.5	199,048	63.3	201,823	57.7
Debts evidenced by certificates:						
Notes issued	85,963	31.0	104,476	33.2	137,075	39.2
Other notes evidenced by certificates	11	0.0	33	0.0	127	0.0
Total debts evidenced by certificates	85,974	31.0	104,509	33.2	137,202	39.2
Subordinated liabilities	9,530	3.4	10,467	3.3	10,532	3.0
Profit participation capital	409	0.1	511	0.2	512	0.1
Total funding	277,477	100.0	314,535	100.0	350,069	100.0

Maturity Structure of Assets and Liabilities

The following tables set forth a more detailed presentation of the remaining maturity of certain assets and liabilities of HypoVereinsbank on an unconsolidated basis (in accordance with German GAAP) as of December 31, 2003, 2002 and 2001.

	As of December 31, 2001				
		Fixed-term with time remaining to maturity			
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			(€ in millions)		
Assets					
Loans and advances to credit institutions[1]	16,237	29,521	5,639	3,060	54,457
Loans and advances to customers[2]	15,258	19,491	32,886	102,769	170,404
Total assets	31,495	49,012	38,525	105,829	224,861
Liabilities					
Amounts owed to credit institutions	18,029	53,985	10,714	5,991	88,719
Amounts owed to customers:					
Savings deposits	0	12,567	149	0	12,716
Other liabilities	24,150	23,885	15,177	16,917	80,129
Total amounts owed to customers	24,150	36,452	15,326	16,917	92,845
Debts evidenced by certificates	0	21,684	48,374	15,916	85,974
Total liabilities	42,179	112,121	74,414	38,824	267,538

[1] Includes non-listed securities and money market transactions.
[2] Includes non-listed securities.

	As of December 31, 2001				
		Fixed-term with time remaining to maturity			
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			(€ in millions)		
Assets					
Loans and advances to credit institutions[1]	19,621	23,714	4,296	1,648	49,279
Loans and advances to customers[2]	16,472	26,542	43,757	115,757	202,528
Total assets	36,093	50,256	48,053	117,405	251,807
Liabilities					
Amounts owed to credit institutions	16,144	70,358	6,941	6,234	99,677
Amounts owed to customers:					
Savings deposits	0	8,208	162	0	8,370
Other liabilities	26,271	28,843	18,997	16,890	91,001
Total amounts owed to customers	26,271	37,051	19,159	16,890	99,371
Debts evidenced by certificates	0	36,637	49,813	18,059	104,509
Total liabilities	42,415	144,046	75,913	41,183	303,557

[1] Includes non-listed securities and money market transactions.
[2] Includes non-listed securities.

	As of December 31, 2001				
		Fixed-term with time remaining to maturity			
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			(€ in millions)		
Assets					
Loans and advances to credit institutions[1]	14,108	41,791	4,882	1,484	62,265
Loans and advances to customers[2]	15,691	35,314	43,952	119,579	214,536
Total assets	29,799	77,105	48,834	121,063	276,801
Liabilities					
Amounts owed to credit institutions	15,653	59,007	9,638	6,508	90,806
Amounts owed to customers:					
Savings deposits	0	8,163	179	0	8,342
Other liabilities	29,015	36,080	20,169	17,411	102,675
Total amounts owed to customers	29,015	44,243	20,348	17,411	111,017
Debts evidenced by certificates	0	60,500	58,047	18,655	137,202
Total liabilities	44,668	163,750	88,033	42,574	339,025

[1] Includes non-listed securities and money market transactions.
[2] Includes non-listed securities.

Cross-Border Claims

The following tables include all claims and contingent claims of HypoVereinsbank on an unconsolidated basis representing cross-border exposures from the viewpoint of the country in which the loan originates and foreign exchange exposures from the perspective of the country of the borrower (see definition of country risk). These include claims against credit institutions, claims against customers, both corporate and private, and investments and trading in securities with the exception of shares, equity and mixed funds, options on equity indices, currencies, interest rates and futures contracts. Participation certificates (*Genussscheine*) and subscription rights, exposures within the Euro-zone, exposures denominated in the currency of the borrower's country, local foreign currency businesses of foreign entities within HVB Group, exposures for which specific loan loss provisions have been established, exposures to supranational organizations and equity holdings are also excluded. Country risk is defined to include both currency transfer and convertibility risks and sovereign risks. Prior to 2001, HypoVereinsbank did not include foreign exchange futures in the definition of this risk, but began to do so beginning with that year. The value of collateral reducing country risk is deducted. HypoVereinsbank's outstandings relevant to country risk are controlled through a special system to monitor country limits, which are reviewed daily to avoid over-exposure to high economic or political risks. As a result of its planned reduction of risk-weighted assets, cross-border claims denominated in foreign currencies were reduced by € 40,302 million, or 53.28%, from year-end 2002 to year-end 2003. For a discussion of the Group's plan for reducing risk-weighted assets, see "Business of HVB Group—Introduction—Overview—Transformation 2003." Cross-border claims are allocated to the respective risk country. A comparison of the ratings of the risk country and the domicile of the borrower are used to determine the risk country. The country with the less favorable rating is considered the risk country.

	As of December 31,		
	2003	2002	2001
		(€ in millions)	
Cross-border Claims			
United Kingdom	10,503	26,769	25,166
Cayman Islands	5,301	11,897	6,938
United States	3,315	4,638	9,350
Switzerland	2,675	3,561	4,478
Japan	2,713	3,238	4,827
Denmark	561	1,412	938
Australia	409	1,252	1,917
Canada	430	839	1,218
CEE Countries (excluding Poland)	630	946	1,148
Poland	194	478	952
Other Western European countries[1]	2,708	3,542	3,046
Other regions:			
Asia/Oceania	2,279	11,182	8,116
Commonwealth of Independent States/Central Asia	1,255	1,380	1,390
South and Central America	934	2,060	2,569
Near-Middle East/North Africa	977	1,515	1,636
Other countries	460	937	1,203
Total	35,344	75,646	74,892

(1) Excludes Euro-zone countries.

Country Risk Exposure by Non-Euro Region

The following table sets forth the foreign country risk by geographical region of HypoVereinsbank on an unconsolidated basis as of June 30, 2003 and as of December 31, 2003, 2002 and 2001.

	As of December 31,		
	2003	2002	2001
		(€ in millions)	
Country Risk Exposure by Non-Euro Region			
Western Europe[1]	16,447	35,283	33,628
North America[2]	9,046	17,389	17,701
Asia/Pacific[3]	5,402	15,672	14,861
South and Central America	934	2,060	2,569
CEE	785	1,424	2,100
Near-Middle East/North Africa	977	1,515	1,636
Commonwealth of Independent States, Turkey	1,255	1,380	1,390
South Africa	460	888	926
Baltic States	38	35	81
Total country risk	35,344	75,646	74,892

(1) Non-Euro Countries.
(2) United States, Canada and Cayman Islands.
(3) Including Japan, Australia and New Zealand.

Bank Austria Creditanstalt

The selected statistical data presented below is unaudited and derived from the unconsolidated financial and statistical information of Bank Austria Creditanstalt, prepared in accordance with Austrian GAAP and Austrian bank regulatory requirements. This information would differ if prepared for the consolidated group as a whole or in accordance with IFRS. In certain cases, the statistical data are derived from statutory reports and from statistical data reported to the Austrian National Bank (*Oesterreichische Nationalbank*) for regulatory purposes. These data are regularly collected in connection with the financial reporting and management information systems of Bank Austria Creditanstalt. Prior to their merger on August 12, 2002, the former Bank Austria AG and the former Creditanstalt AG reported statistical data to the Austrian National Bank separately. Accordingly, the statistical data set forth below, insofar as they relate to periods prior to August 12, 2002, reflect a *pro forma* representation of the statistical data as reported separately by the former Bank Austria AG and the former Creditanstalt AG, as adjusted to account for the consolidation of statistical data from each entity.

Average Balances and Interest Rates

The following tables set forth the average balances of assets and liabilities of Bank Austria Creditanstalt on an unconsolidated basis (in accordance with Austrian GAAP) for years ended December 31, 2003, 2002 and 2001. For purposes of the following tables, the averages are calculated on the basis of daily closing balances throughout the relevant period.

	Year ended December 31, 2003			Year ended December 31, 2002			Year ended December 31, 2001		
	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.	Average Balance	Interest Income/ Expense	Average Rates p.a.
	(€ in millions		(in %)	(€ in millions		(in %)	(€ in millions		(in %)
Assets									
Loans and advances to credit institutions	26,743	676	2.53	33,509	1,123	3.35	33,279	1,578	4.74
Loans and advances to customers	57,952	2,257	3.89	59,739	2,675	4.48	61,012	3,196	5.24
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	12,789	492	3.85	14,389	610	4.24	15,080	839	5.56
Total interest-earning assets (A)	97,484	3,425	3.51	107,637	4,408	4.10	109,371	5,613	5.13
Shares and other variable-yield securities, participating interests, Shares in affiliated undertakings	7,903	239	3.02	8,116	326	4.02	6,592	312	4.73
Total income-earning assets (B)	105,387	3,664	3.48	115,753	4,734	4.09	115,963	5,925	5.11
Non-interest-income-earning assets (including cash in hand, balance with central banks and tangible and intangible fixed assets)	2,985	0		4,069	0		4,846	0	
Total Assets	108,372	3,664	3.38	119,822	4,734	3.95	120,809	5,925	4.90
Liabilities									
Amounts owed to credit institutions	37,279	887	2.38	44,398	1,361	3.07	44,807	1,887	4.21
Amounts owed to customers	35,075	655	1.87	35,510	830	2.34	35,541	1,051	2.96
Debts evidenced by certificates	19,372	679	3.51	24,687	946	3.83	25,744	1,262	4.90
Total interest-bearing liabilities (C)	91,726	2,221	2.42	104,595	3,137	3.00	106,092	4,200	3.96
Total non-interest-bearing liabilities[(1)]	16,646	0		15,227	0		14,717	0	
Total liabilities and equity	108,372	2,221	2.05	119,882	3,137	2.62	120,809	4,200	3.48
Net interest earned (A minus C)		1,204			1,271			1,413	
Net interest income (B minus C)		1,443			1,597			1,725	
Net interest earned as a percentage of: average interest-earning assets (A)		1.24			1.18			1.29	
Net interest income as a percentage of: average income-earning assets (B)		1.37			1.38			1.49	

(1) Includes equity, which includes subscribed capital, reserves and accumulated profits.

Average Interest Rates, Yields and Margins

The following table shows prevailing average interest rates and average yields, spreads and margins for Bank Austria Creditanstalt on an unconsolidated basis (in accordance with Austrian GAAP) for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,		
	2003	2002	2001
		(in % p.a.)	
Historical rates [1]			
EUR			
3 month EURIBOR	2.334	3.318	4.264
10 year Swap Austria	4.235	5.033	5.240
UK			
3 month GBP LIBOR	3.736	4.060	5.043
3 month USD LIBOR	1.216	1.795	3.782
U.S.			
Federal Funds Target Rate	1.120	1.673	3.904
Prime Rate	4.122	4.675	6.925
Bank Austria Creditanstalt			
Yields, spreads and margins [2]			
Gross yield [3]	3.51	4.10	5.13
Interest spread [4]	1.09	1.10	1.17
Net interest margin [5]	1.24	1.18	1.29

(1) Source: Thomson Financial Datastream.
(2) The yields, spreads and margins represented in this table are calculated from the "Average Balances and Interest Rates" set forth above on the basis of interest-earning assets, including debt securities.
(3) Gross yield represents the average interest rate earned on average interest-earning assets.
(4) Interest spreads represent the difference between the average interest rate earned on average interest-earning assets, and the average interest rate paid on average interest-bearing liabilities.
(5) Net interest margin represents net interest earned as a percentage of average interest-earning assets.

Changes in Interest Income/Expenses—Volume and Rate Analysis

The following table indicates changes in net interest income between volume and rate of Bank Austria Creditanstalt on an unconsolidated basis (in accordance with Austrian GAAP) for the years ended December 31, 2003, 2002 and 2001. Volume and rate variances have been calculated based on movements in average balances over the period and changes in interest rates on average interest earning assets and average interest bearing liabilities.

	Year ended December 31, 2003 over 2002			Year ended December 31, 2002 over 2001		
	Net change	Volume-related change	Rate-related change	Net change	Volume-related change	Rate-related change
			(€ in millions)			
Interest Earning Assets						
Interest income and income from securities and participating interests:						
Loans and advances to credit institutions	(447)	(202)	(245)	(455)	11	(466)
Loans and advances to customers	(418)	(77)	(341)	(521)	(66)	(455)
Treasury bills and other bills eligible for refinancing with central banks and debt securities and other fixed-income securities	(118)	(65)	(53)	(229)	(37)	(192)
Shares and other variable-yield securities	(87)	(8)	(79)	14	40	(26)
Total interest income	(1,070)	(352)	(718)	(1,191)	(52)	(1,139)
Interest Bearing Liabilities						
Interest expenses:						
Amounts owed to credit institutions	(474)	(197)	(277)	(526)	(17)	(509)
Amounts owed to customers	(175)	(10)	(165)	(221)	(1)	(220)
Debts evidenced by certificates	(267)	(192)	(75)	(316)	(50)	(266)
Total interest expense	(916)	(399)	(516)	(1,063)	(68)	(995)

Securities

In accordance with the requirements of Austrian law, Bank Austria Creditanstalt segregates its securities portfolio into two categories: current assets and investments. Current assets are primarily comprised of the trading portfolio of Bank Austria Creditanstalt on an unconsolidated basis, are mainly fixed-income securities and are carried at market value. Investments are comprised of the liquidity and investment portfolios, which are carried at cost and impaired only in the case of a significant lasting deterioration of the creditworthiness of the counterparty. Investments in the investment portfolio are carried at cost. The investment portfolio is comprised of securities which Bank Austria Creditanstalt intends to hold to maturity.

	As of December 31,		
	2003	2002	2001
		(€ in millions)	
Securities			
Trading portfolio:			
Interest-bearing securities	4,185	4,779	3,779
Equity securities	132	81	149
Other non interest-bearing securities	11	14	17
Investment certificates	29	761	699
Total trading portfolio	4,357	5,635	4,644
Liquidity portfolio (available for sale):			
Interest-bearing securities	736	1,625	2,092
Equity securities	83	99	177
Other non-interest-bearing securities	164	168	430
Investment certificates	1,066	1,093	1,117
Total liquidity portfolio	2,049	2,985	3,816
Investments:			
Interest-bearing securities	6,646	7,336	8,211
Equity securities	355	355	345
Other non-interest-bearing securities	1,282	1,285	1,063
Investment certificates	—	—	—
Total investment portfolio	8,283	8,976	9,619
Total securities	14,689	17,596	18,079

Funding

Breakdown of funding sources

The following table presents the sources of deposits and borrowed funds of Bank Austria Creditanstalt on an unconsolidated basis as of December 31, 2003, 2002 and 2001, broken down by certain major categories and the percentage of those categories of total funding.

	As of December 31,					
	2003		2002		2001	
	(€ in millions)	(in %)	(€ in millions)	(in %)	(€ in millions)	(in %)
Breakdown of Funding Sources						
Deposits:						
Savings deposits	14,192	15.2	14,320	14.3	15,040	13.1
Other amounts owed to customers	22,955	24.6	23,654	23.6	26,949	23.4
Amounts owed to credit institutions	37,692	40.3	39,872	39.7	46,143	40.1
Total deposits	74,839	80.1	77,846	77.5	88,132	76.6
Debts evidenced by certificates:						
Bonds issued	7,973	8.6	9,090	9.1	10,912	9.5
Other	5,608	6.0	7,578	7.5	9,412	8.2
Total debts evidenced by certificates	13,581	14.6	16,668	16.6	20,324	17.7
Subordinated liabilities	3,753	4.0	4,704	4.7	5,380	4.7
Supplementary capital	1,227	1.3	1,204	1.2	1,272	1.1
Total funding	93,400	100.0	100,422	100.0	115,108	100.0

Maturity Structure of Assets and Liabilities

The following tables set forth a more detailed presentation of the remaining maturity of certain assets and liabilities of Bank Austria Creditanstalt on an unconsolidated basis as of December 31, 2003, 2002 and 2001.

	As of December 31, 2001				
		Fixed-term with time remaining to maturity			
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			(€ in millions)		
Assets					
Loans and advances to credit institutions [1]	2,771	14,728	3,978	3,997	25,474
Loans and advances to customers [2]	4,147	9,947	10,611	33,105	57,810
Total assets	6,918	24,675	14,589	37,102	83,284
Liabilities					
Amounts owed to credit institutions	3,824	20,356	2,744	10,768	37,692
Amounts owed to customers:					
Savings deposits	49	3,337	4,715	6,091	14,192
Other liabilities	14,023	7,369	635	928	22,955
Total amounts owed to customers	14,072	10,706	5,350	7,019	37,147
Debts evidenced by certificates	125	2,361	7,838	3,257	13,581
Total liabilities	18,021	33,423	15,932	21,044	88,420

(1) Includes non-listed securities and money market transactions.
(2) Includes non-listed securities.

	As of December 31, 2001				
		Fixed-term with time remaining to maturity			
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			(€ in millions)		
Assets					
Loans and advances to credit institutions [1]	532	21,335	1,816	3,931	27,614
Loans and advances to customers [2]	6,342	10,738	9,214	33,085	59,379
Total assets	6,874	32,073	11,030	37,016	86,993
Liabilities					
Amounts owed to credit institutions	1,540	26,075	2,519	9,738	39,872
Amounts owed to customers:					
Savings deposits	29	3,755	4,169	6,367	14,320
Other liabilities	11,813	9,907	789	1,145	23,654
Total amounts owed to customers	11,842	13,662	4,958	7,512	37,974
Debts evidenced by certificates	0	4,213	8,243	4,212	16,668
Total liabilities	13,382	43,950	15,720	21,462	94,514

(1) Includes non-listed securities and money market transactions.
(2) Includes non-listed securities.

	As of December 31, 2001				
		Fixed-term with time remaining to maturity			
	Payable on demand	Up to one year	Between one year and five years	More than five years	Total
			(€ in millions)		
Assets					
Loans and advances to credit institutions [1]	3,437	24,925	4,960	4,166	37,488
Loans and advances to customers [2]	6,088	11,491	9,304	35,970	62,853
Total assets	9,525	36,416	14,264	40,136	100,341
Liabilities					
Amounts owed to credit institutions	5,147	28,451	649	11,896	46,143
Amounts owed to customers:					
Savings deposits	155	3,790	5,119	5,976	15,040
Other liabilities	13,168	11,585	727	1,470	26,950
Total amounts owed to customers	13,323	15,375	5,846	7,446	41,990
Debts evidenced by certificates	33	6,074	8,273	5,944	20,324
Total liabilities	18,503	49,900	14,768	25,286	108,457

(1) Includes non-listed securities and money market transactions.
(2) Includes non-listed securities.

Cross-Border Claims

The following tables include all claims and contingent claims of Bank Austria Creditanstalt on an unconsolidated basis against non-residents, including trading, claims against credit institutions, claims against customers, both corporate and private, and investments and trading in securities. These cross-border outstandings are controlled through a developed system of country limits, which are reviewed daily to avoid over-exposure to any particular economic or political risks.

Cross-border claims are based on the country or domicile of the borrower.

	As of December 31, 2003		
	Total	Banks	Customers (other than banks)
		(€ in million)	
Cross-Border Claims:			
Germany	18,670	14,906	3,764
United Kingdom	11,440	8,836	2,604
United States	6,119	2,017	4,102
CEE countries (excluding Poland)	4,787	1,851	2,936
France	3,189	2,636	553
Italy	3,045	1,634	1,411
Switzerland	2,434	838	1,596
The Netherlands	1,624	976	648
Poland	1,429	532	897
Cayman Islands	954	821	133
Belgium	893	461	432
Spain	769	517	252
Ireland	764	647	117
Canada	709	269	440
Luxembourg	517	432	85
Denmark	432	305	127
Australia	392	382	10
Japan	202	180	22
Other Western European Countries	3,331	1,832	1,499
Other Countries	1,809	1,251	558
Total cross-border claims	63,509	41,323	22,186

	As of December 31, 2003		
	Total	Banks	Customers (other than banks)
		(€ in million)	
Cross-Border Claims:			
Germany	13,637	10,957	2,680
United Kingdom	11,797	9,075	2,722
United States	7,475	4,085	3,390
CEE countries (excluding Poland)	3,354	1,253	2,101
France	3,213	2,717	497
Switzerland	3,034	629	2,405
Italy	2,979	1,506	1,473
The Netherlands	1,541	985	556
Luxembourg	1,429	1,346	83
Cayman Islands	1,409	1,144	265
Poland	893	349	544
Spain	893	559	334
Canada	677	330	347
Belgium	614	330	284
Denmark	478	279	199
Ireland	436	326	110
Australia	248	238	10
Japan	170	165	5
Other Western European Countries	2,027	1,123	904
Other Countries	1,830	1,009	822
Total cross-border claims	58,134	38,404	19,730

	As of December 31, 2001		
	Total	Banks	Customers (other than banks)
		(€ in millions)	
Cross-Border Claims:			
Germany	14,802	12,600	2,203
Italy	6,999	5,676	1,323
United Kingdom	6,994	3,755	3,240
United States	6,923	3,900	3,023
France	4,036	3,538	498
Switzerland	3,598	1,742	1,856
CEE countries (excluding Poland)	2,633	1,096	1,537
Luxembourg	2,037	1,523	514
The Netherlands	1,979	1,369	610
Cayman Island	1,343	1,101	242
Canada	1,206	851	355
Spain	1,140	559	581
Denmark	948	471	477
Belgium	788	354	434
Ireland	765	645	120
Poland	748	308	440
Japan	985	918	67
Australia	284	270	14
Other Western European Countries	3,389	1,831	1,558
Other Countries	1,784	773	1,010
Total cross-border claims	63,382	43,280	20,101

Country Risk Exposure by Non-Euro Region

The following table sets forth the foreign country risk by geographical region of Bank Austria Creditanstalt on an unconsolidated basis as of December 31, 2003, 2002 and 2001. The risk figures include all claims and contingent claims of Bank Austria Creditanstalt against residents of non-Euro countries, including trading, claims against credit institutions, claims against customers, both corporate and private, and investments and trading in securities. These cross-border outstandings are controlled through a developed system of country limits, which are monitored daily to avoid over-exposure to any particular economic or political risks. The risk figures in the following table are broken down according to the location of the respective borrowers or claims.

	As of December 31,		
	2003	2002	2001
		(€ in millions)	
Western Europe[1]	14,911	16,091	12,828
North America[2]	7,785	9,591	9,480
CEE	6,215	4,247	3,381
Asia/Pacific[3]	1,005	887	1,588
Near-Middle East/North Africa	698	690	674
Commonwealth of Independent States, Turkey	411	376	324
South and Central America	199	180	323
South Africa	54	109	126
Baltic States	36	6	18
Total country risk	31,314	32,176	28,743
Euro currency countries	32,196	25,958	34,639
Total cross-border claims	63,510	58,134	63,382

(1) Non-Euro countries.
(2) United States, Canada and Cayman Islands.
(3) Including Japan, Australia and New Zealand

General Information on HypoVereinsbank

Formation and Registered Office

HypoVereinsbank was founded as Vereinsbank in 1869. The merger with HYPO-Bank took place in 1998. The merger and the current business name of the Bank were entered in the commercial register of the Local Court of Munich on August 31, 1998. HypoVereinsbank is registered in the commercial register as a German stock corporation (*Aktiengesellschaft*) under the registration number HRB 42148 and has its registered office in Munich. HypoVereinsbank has been formed for an indefinite period of time.

Corporate Purpose

HypoVereinsbank's corporate purpose is that of carrying out the business of a commercial bank (*Kreditbank*) and a mortgage bank (*Hypothekenbank*).

As a commercial bank, HypoVereinsbank is authorized to engage in banking and trading business activities to the extent that such business activities were conducted in accordance with the Bank's articles of association up to May 1, 1898, namely: (a) to make advances against the pledging of domestic and foreign government bonds, securities insofar as such are bearer securities or, in the case of registered securities, are negotiable due to endorsement in blank, and the pledging of bills of exchange, mortgage claims and precious items, commodities, goods and other assets if they have been assessed by sworn appraisers or brokers and are not subject to rapid spoilage; (b) to broker or to conduct on its own account bond and money transactions on behalf of individuals as well as states, municipalities, corporations (*Korporationen*), cooperatives, etc.; (c) to establish industrial, agricultural and other enterprises, to hold interests in such enterprises, whether existing or newly formed, to participate in their management, to promote the establishment of new companies and to underwrite the issuance of shares and debt securities to be issued by them, and to establish mutual loan associations as well as trade associations; (d) to conduct collection, discounting and deposit-taking businesses, and for deposits taken, to issue interest-bearing or non-interest-bearing certificates of deposit, either registered or issued by order of the depositor, which may not be in denominations of less than € 100.00; (e) to purchase and sell foreign currencies, securities, precious metals and foreign notes and coins, for both its own account and the account of third parties; (f) to provide current account and checking account facilities, the latter with or without credit; and (g) to accept the depositing of assets of any kind for safekeeping and to accept securities for custody and management, as well as their insurance against redemption by means of drawing by lot.

As a mortgage bank, HypoVereinsbank is also entitled to carry out all business activities permitted under the German Mortgage Bank Act and its supplementary statutes.

Fiscal Year

The fiscal year of HypoVereinsbank is the calendar year.

Auditors

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("KPMG"), Ganghoferstrasse 29, 80339 Munich, have audited the consolidated financial statements of HVB Group and the unconsolidated financial statements of HypoVereinsbank as of and for the years ended December 31, 2003, 2002 and 2001 and have issued an unqualified audit opinion thereon.

Selected Subsidiaries, Associated Companies and Participations

The following table sets forth information with respect to selected subsidiaries, associated companies and participations of HypoVereinsbank as of December 31, 2003. For information regarding significant divestitures and acquisitions since January 1, 2004 see "Operating and Financial Review and Prospects—Introduction—Factors Affecting Comparability—Significant Completed and Proposed Divestitures and Acquisitions in 2004."

Name and seat of company	Ownership interest held directly or indirectly		Equity capital
	(%)		(in thousands)
Consolidated subsidiaries			
Banks and financial institutions in Germany			
Activest Investmentgesellschaft mbH, Munich	100.0	EUR	19,757
Bankhaus BethmannMaffei OHG, Munich	100.0	EUR	46,830
Bankhaus Neelmeyer AG, Bremen	100.0	EUR	40,400
DAB Bank AG, Munich	76.3	EUR	117,114
Financial Markets Service Bank GmbH, Munich	100.0	EUR	10,226
INDEXCHANGE Investment AG, Munich	100.0	EUR	11,000
Internationales Immobilien-Institut GmbH, Munich	94.0	EUR	9,909
Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg	100.0	EUR	21,468
Vereins- und Westbank AG, Hamburg	76.5	EUR	970,522
Vereinsbank Victoria Bauspar AG, Munich	70.0	EUR	62,460
Banks and financial institutions outside Germany			
Activest Investmentgesellschaft Luxembourg S.A., Luxembourg	100.0	EUR	10,478
Asset Management GmbH, Vienna	100.0	EUR	7,501
Bank Austria Cayman Islands Ltd., Georgetown	100.0	USD	308,952
Bank Austria Creditanstalt Aktiengesellschaft, Vienna	77.5	EUR	6,162,220
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana	<100.0	SIT	15,515,332
Bank Austria Creditanstalt ImmoTrust GmbH, Vienna	95.0	EUR	119,399
Bank Austria Creditanstalt Wohnbaubank AG, Vienna	100.0	EUR	27,439
Bank Przemyslowo-Handlowy PBK S.A., Krakow	71.0	EUR	1,128,077
Bankprivat AG, Vienna	100.0	EUR	11,764
Capital Invest die Kapitalanlagegesellschaft der Bank Austria/ Creditanstalt Gruppe GmbH, Vienna	100.0	EUR	6,406
Commercial Bank Biochim AD, Sofia	99.8	EUR	69,718
direktanlage.at AG, Salzburg	100.0	EUR	15,704
Górnoslaski Bank Gospodarczy S.A., Katowice	71.2	PLN	234,694
HVB Bank Czech Republic a.s., Prague	100.0	EUR	378,937
HVB Bank Hungary Rt., Budapest	100.0	HUF	77,828,378
HVB Bank Romania S.A., Bucharest	100.0	ROL	1,359,466,378
HVB Bank Slovakia a.s., Bratislava	100.0	SKK	6,360,653
HVB Banque Luxembourg Société Anonyme, Luxembourg	100.0	EUR	1,004,060
HypoVereinsbank Bank Hipoteczny S.A., Warsaw	100.0	PLN	167,386
Schoellerbank AG, Vienna	100.0	EUR	110,010
Splitska Banka d.d., Split	99.7	EUR	187,027
Visa-Service Kreditkarten AG, Vienna	50.1	EUR	24,868
Other consolidated companies			
BA-CA Betriebsobjekte AG, Vienna	100.0	EUR	122,829
BACA Export Finance Limited, London	99.9	EUR	181,379
Bank Austria Creditanstalt American Corporation, Greenwich, Wilmington	100.0	USD	69,235
Bank Austria Creditanstalt Corporate Finance, Inc., Wilmington	100.0	USD	(110,716)
Bank Austria Creditanstalt Leasing GmbH, Vienna	<100.0	EUR	273,417
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	100.0	EUR	306,645
Bode Grabner Beye AG & Co. KG, Grünwald	100.0	EUR	3,966
CABET-Holding-Aktiengesellschaft, Vienna	100.0	EUR	54,890
Domus Facility Management GmbH, Vienna	100.0	EUR	2,132
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich	100.0	EUR	6,528
HVB Alternative Financial Products AG, Vienna	100.0	EUR	1,003
HVB Alternative Investment AG, Vienna	100.0	EUR	2,841
HVB America Inc., New York	100.0	USD	117,882
HVB Capital LLC, Wilmington	100.0	USD	1,127
HVB Capital LLC II, Wilmington	100.0	USD	2
HVB Capital LLC III, Wilmington	100.0	USD	1,107
HVB Capital LLC IV, Wilmington	100.0	USD	0
HVB Capital LLC V, Wilmington	100.0	USD	0
HVB Capital LLC VI, Wilmington	100.0	USD	2
HVB Capital LLC VII, Wilmington	100.0	USD	0
HVB Capital LLC VIII, Wilmington	100.0	USD	0
HVB Gesellschaft für Gebäude mbH & Co KG, Munich	100.0	EUR	1,001,000
HVB Hong Kong Limited, Hong Kong	100.0	USD	3,216
HVB Informations-Verarbeitungs-GmbH, Munich	100.0	EUR	154
HVB Leasing GmbH, Hamburg	100.0	EUR	22,026
HVB LMP Inc., Wilmington	100.0	USD	581,130
HVB Payments & Services GmbH, Aschheim/Dornach	100.0	EUR	727
HVB Risk Management Products Inc., New York	100.0	USD	53,277
HVB Systems GmbH, Unterföhring	100.0	EUR	746
HVB U.S. Finance Inc., New York	100.0	USD	(2,101)
HVB Wealth Management Holding GmbH, Munich	100.0	EUR	52,422

Name and seat of company	Ownership interest held directly or indirectly		Equity capital
	(%)		(in thousands)
Non-consolidated subsidiaries			
Banks and Financial institutions			
Activest Investmentgesellschaft Schweiz AG, Bern	100.0	CHF	7,760
A/S Vereinsbank Riga, Riga	100.0	LVL	16,215
AWT International Trade and Finance AWT Internationale Handels- und Finanzierungs AG, Vienna	100.0	EUR	17,637
Banco Inversión S.A., Madrid (sub group)	<100.0	EUR	22,224
Bank Austria Creditanstalt Handelsbank Aktiengesellschaft, Vienna	100.0	EUR	11,380
Bank Austria Creditanstalt Real Invest Immobilien- Kapitalanlage GmbH, Vienna	100.0	EUR	15
Bankhaus C.L. Seeliger, Wolfenbüttel	93.3	EUR	10,500
Central Profit Banka d.d. Sarajevo, Sarajevo	81.8	EUR	20,449
Factor Bank AG, Vienna	52.0	EUR	7,405
HVB – Banka Bosna I Hercegovina d.d. Sarajevo, Sarajevo	100.0	BAM	12,709
HVB Banka Jugoslavia A.S. Beograd, Belgrade	99.0	YUM	973,167
HVB Investitionsbank GmbH, Hamburg	100.0	EUR	16,933
HVB Jelzálogbank Rt., Budapest	<100.0	HUF	4,005,197
HVB Singapore Limited, Singapore	100.0	EUR	5,044
Hypo stavebni sporitelna a.s., Prague	100.0	CZK	600,000
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev	91.2	EUR	13,211
Mezzanin Finanzierungs AG, Vienna	70.0	EUR	28,350
Schoellerbank Invest AG, Salzburg	100.0	EUR	3,501
Spoldzielczy Bank Rozwoju ‚Samopomoc Chlopska' w Warzawie	76.1	PLN	23,826
Other non-consolidated companies			
Blue Capital GmbH, Hamburg	100.0	EUR	1,808
Grand Central Re Limited, Hamilton	92.5	USD	209,707
HVB Immobilien AG, Munich	100.0	EUR	27,030
HVB London Investments Ltd., London	100.0	USD	250,414
Universale International Realitäten GmbH, Vienna (sub group)	100.0	EUR	88,053
Associated companies			
Banks and Financial Institutions			
Adria Bank Aktiengesellschaft, Vienna	25.5	EUR	28,000
Bausparkasse Wüstenrot AG, Salzburg	27.1	EUR	256,932
International Moscow Bank, Moscow	43.4	USD	196,653
Investkredit Bank AG, Vienna	28.1	EUR	456,942
Oesterreichische Kontrollbank Aktiengesellschaft, Vienna	49.1	EUR	227,043
Other companies			
A & B Banken-Holding GmbH, Vienna	49.1	EUR	620,768
Other significant shareholdings in listed companies			
5% and above			
Bank für Kärnten und Steiermark Aktiengesellschaft, Klagenfurt	8.0	EUR	197,411
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck	9.9	EUR	267,251
Wüstenrot & Württembergische AG, Stuttgart	7.5	EUR	1,377,653
10% and above			
fluxx.com AG, Kiel	20.0	EUR	4,778
KWS Saat AG, Einbeck	15.0	EUR	N/A[1]
Münchener Rückversicherungsgesellschaft AG, Munich	13.2	EUR	N/A[2]
Rhön-Klinikum AG, Bad Neustadt	18.5	EUR	N/A[3]
Unternehmens Invest AG, Vienna	13.0	EUR	45,374
25% and above			
Agrob AG, Munich	52.7	EUR	17,752
Aktienbrauerei Kaufbeuren AG, Kaufbeuren	65.7	EUR	2,983
Brau und Brunnen AG, Berlin/Dortmund	61.7	EUR	65,646
Köhler & Krenzer Fashion AG, Ehrenberg	49.9	EUR	29,780
Wienerberger AG, Vienna	31.9	EUR	952,829

(1) As of the date of this Offering Circular, no information as of December 31, 2003 available. As of December 31, 2002: EUR (in thousand) 226,100.

(2) As of the date of this Offering Circular, no information as of December 31, 2003 available. As of December 31, 2002: EUR (in thousand) 13,948,000.

(3) As of the date of this Offering Circular, no information as of December 31, 2003 available. As of December 31, 2002: EUR (in thousand) 429,375.

Branches

As of December 31, 2003, HypoVereinsbank had 497 branches in Germany and 26 branches abroad (including Hong Kong, New York, Singapore, Tokyo and Zurich). For further information on the regional allocation of HypoVereinsbank's branches, see the Management Report of HypoVereinsbank for fiscal year 2003, "Business Situation and Trends—Offices", which is included elsewhere in this Offering Circular.

Ratings

HypoVereinsbank is rated by three major international rating agencies: Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's") and FitchRatings ("Fitch"). As of the date of the Offering Circular, HypoVereinsbank ratings were as follows:

	Senior unsecured debt long-term	Senior unsecured debt short-term	Financial strength / Individual rating	Public Pfandbrief	Mortgage Pfandbrief
S&P	A-*	A-2	—	AAA	—
Moody's	A3*	P-1*	C-*	Aa2	Aa3
Fitch	A*	F1	C/D**	AAA	AAA

* Stable outlook
** Rating Watch Positive

Each rating reflects the view of the rating agency only at the time the rating was assigned. The rating agencies can change their ratings at any time. A rating outlook assigned to HypoVereinsbank's rating indicates the rating agency's view on the direction HypoVereinsbank's rating is likely to move over the intermediate to longer term (S&P), the medium term (Moody's) or a one to two-year period (Fitch). However, a positive or negative rating outlook does not imply that a rating change is inevitable. Similarly, ratings for which outlooks are "stable" could be upgraded or downgraded before an outlook moves to positive or negative. Fitch may place ratings on "Rating Watch" to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. The Rating Watch is typically resolved over a relatively short period.

The rating agencies define the respective ratings assigned to HypoVereinsbank as follows:

- S&P:
  - A- An issuer rated "A-" is judged to be in the lower end of the group of issuers that have a strong capacity to meet their financial commitments but are somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than issuers in higher-rated categories.
  - A-2 An issuer rated "A-2" has a satisfactory capacity to meet its financial commitments, although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than issuers in the highest rating category.
  - AAA An issuer rated "AAA" has extremely strong capacity to meet its financial commitments. "AAA" is the highest long-term credit rating assigned by S&P.
- Moody's:
  - A3: Obligations rated "A3" are judged to be in the lower end of the group of obligations that are considered upper-medium-grade and are subject to low credit risk.
  - P-1: An issuer rated "Prime-1" has a superior ability to repay short-term debt obligations.
  - C-: Moody's bank financial strength ratings represent Moody's opinion of a bank's intrinsic safety and soundness and do not address the probability of timely payment. Instead, Moody's financial strength rating of a bank is a measure of the likelihood that the bank will require assistance from third parties. A Bank rated "C-" is judged to be in the lower end of the group of banks that possess adequate intrinsic financial strength, typically are institutions with more limited but still valuable business franchises and display either acceptable financial fundamentals within a predictable and stable operating environment, or good financial fundamentals within a less predictable and stable environment.
  - Aa2: Obligations rated "Aa2" are considered to be in the mid-range of the group of obligations that are judged to be of high quality and are subject to very low credit risk.

Aa3: Obligations rated "Aa3" are considered to be in the lower end of the group of obligations that are judged to be of high quality and are subject to very low credit risk.

- Fitch:

  A: High credit quality. "A" ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

  F1: Highest credit quality. Indicates the strongest capacity for timely payment of financial commitments.

  C/D: Fitch's individual ratings are assigned only to banks. They attempt to assess how a bank would be viewed if it were entirely independent and could not rely on external support. A bank's individual rating is designed to assess a bank's exposure to, appetite for, and management of risk, and thus represents Fitch's view on the likelihood that the bank would run into significant difficulties such that it would require support. "C/D" denotes a bank that falls in the intermediate category between a "C"-rated bank, i.e. an adequate bank, which, however, possesses one or more troublesome aspects, and a "D"-rated bank, i.e. a bank, which has weaknesses of internal and/or external origin.

  AAA: Highest credit quality. "AAA" ratings denote the lowest expectation of credit risk. They are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

Since January 1, 2002, HypoVereinsbank has experienced the following classifications of its ratings:

- *S&P.* On February 21, 2002, S&P lowered HypoVereinsbank's senior debt/long-term rating from "A+" to "A" with a stable outlook. On October 8, 2002, S&P changed its outlook on HypoVereinsbank's senior debt/long-term rating from "stable" to "negative". On December 9, 2002, S&P lowered HypoVereinsbank's senior debt/long-term rating to "A-" (with a negative outlook) and the senior debt/short-term rating from "A-1" to "A-2". On July 24, 2003, S&P affirmed its ratings for HypoVereinsbank and maintained its negative outlook on the Bank's senior debt/long-term rating. On February 26, 2004, S&P again affirmed HypoVereinsbank's ratings but raised its outlook on the Bank's senior debt/long-term rating to "stable".

- *Moody's.* On July 26, 2002, Moody's lowered HypoVereinsbank's senior debt/long-term rating from "Aa3" with a negative outlook to "A1" with a stable outlook. On September 19, 2002, Moody's changed its outlook on HypoVereinsbank's "A1" senior debt/long-term rating and "B-" financial strength rating to "negative". On January 22, 2003, Moody's lowered the Bank's senior debt/long-term rating to "A3" and the financial strength rating to "C-", each with a stable outlook. On April 1, 2003, Moody's changed its outlook on the Bank's financial strength rating to "negative" but maintained its stable outlook on the Bank's senior debt ratings. On September 23, 2003, Moody's affirmed the Bank's "A3" senior debt/long-term and "P-1" senior debt/short-term ratings, each with a stable outlook, and changed its outlook on HypoVereinsbank's "C-" financial strength rating to "stable". On February 26, 2004, Moody's affirmed the Bank's ratings.

- *Fitch.* On September 27, 2002, Fitch lowered HypoVereinsbank's individual (financial strength) rating from "C" to "C/D" and changed its outlook on the Bank's "A+" senior debt/long-term rating from "stable" to "negative". On October 25, 2002, Fitch lowered the Bank's senior debt/long-term rating to "A" with a stable outlook. On September 11, 2003, Fitch affirmed its ratings for HypoVereinsbank and its stable outlook on the Bank's senior debt/long-term rating. On February 26, 2004, Fitch again affirmed HypoVereinsbank's ratings. At the same time, Fitch placed the Bank's individual rating on "Rating Watch Positive" and announced that the Bank's individual rating will be reviewed following announcement of first quarter 2004 results and will be upgraded to "C" if these are in line with the financial targets for the year 2004 and the capital increase has been completed.

For a discussion of the risks that would result from a further deterioration of HypoVereinsbank's ratings, see "Risk Factors—Risks Relating to HVB Group's Business—A Deterioration of HVB Group's Ratings Would Pose Significant Risks for HVB Group's Business."

Relationships and Transactions with Major Shareholders and Certain Other Parties

Major Shareholders

As of December 31, 2003, HypoVereinsbank's shareholder structure was as follows:

	Shareholding	
	(as a percentage of the share capital)	(as a percentage of the ordinary bearer shares)
	%	%
Münchener Rückversicherungs-Gesellschaft AG (in part, indirectly through subsidiaries)[1]	25.59	26.30
Privatstiftung zur Verwaltung von Anteilsrechten ("AVZ-Stiftung") (through AV-Z Kapitalgesellschaft mbH)[1]	5.13	5.27
Other	69.28	68.43
Total	**100.00**	**100.00**

[1] Percentages according to notifications pursuant to the German Securities Trading Act (*Wertpapierhandelsgesetz*).

Münchener Rückversicherungs-Gesellschaft AG ("Munich Re"), the Munich-based parent company of the Munich Re Group, is by far the largest shareholder of HypoVereinsbank. As of December 31, 2001, Allianz Group had held an interest of approximately 13.66% of the share capital (14.04% of the ordinary bearer shares) and Munich Re Group had held an interest of approximately 5.05% (5.18% of the ordinary bearer shares) in HypoVereinsbank. In connection with the takeover of Dresdner Bank AG by Allianz Group, on January 15, 2002, Munich Re Group acquired from Allianz Group and Dresdner Bank AG and their respective subsidiaries shares in HypoVereinsbank, increasing Munich Re Group's shareholding in HypoVereinsbank to approximately 25.59% (26.30% of the ordinary bearer shares). In February 2004, Munich Re announced its intention not to exercise its subscription rights for the New Shares. As a result of the non-participation of Munich Re in the subscription offer, its shareholding in HypoVereinsbank is expected to fall below 20%. For more information on the relationship with Munich Re Group, see "—Certain Relationships and Transactions—Relationship with Munich Re Group."

At present, AVZ-Stiftung is the second-largest shareholder of HypoVereinsbank. AVZ-Stiftung is an Austrian private law foundation that does not have any shareholders. Its beneficiary is the Wiener Wissenschafts-, Forschungs- und Technologiefonds. AVZ-Stiftung was formed in 2001 through the transformation of Anteilsverwaltung-Zentralsparkasse ("AVZ"), an Austrian savings institution holding company, into a private law foundation in accordance with the Austrian Savings Bank Act (*Sparkassengesetz*). AVZ was the controlling owner of one of the predecessors of Bank Austria Creditanstalt. AVZ acquired its equity interest in HypoVereinsbank in 2001 as a result of the acquisition of Bank Austria Creditanstalt by HypoVereinsbank. For more information on the relationship with AVZ-Stiftung, see "—Certain Relationships and Transactions—Relationship with AVZ-Stiftung."

Furthermore, HypoVereinsbank has knowledge of shareholdings of Bavarian public law foundations as set forth below. The Bayerische Forschungsstiftung holds approximately 1% of the share capital and the ordinary bearer shares of the Bank. The Bayerische Landesstiftung, which was established in 1972 to sponsor social and cultural projects that have a close relationship to Bavaria, holds approximately 4.2% of the share capital of the Bank, including approximately 1.6% of the ordinary bearer shares and all of the registered preference shares of HypoVereinsbank. For further information on HypoVereinsbank's preference shares, see "Description of HypoVereinsbank's Share Capital." Both foundations have announced that they will not exercise their subscription rights for the New Shares. As a result of the non-participation in the subscription offer, the shareholdings of the foundations are expected to fall below 1% or to approximately 3%, respectively.

As of December 31, 2002, Dusseldorf-based E.ON AG had held through subsidiaries an interest of approximately 6.54% of the share capital (6.72% of the ordinary bearer shares) in HypoVereinsbank. In April 2003, E.ON AG notified HypoVereinsbank that its voting stock in HypoVereinsbank had fallen below the threshold of 5% as of March 31, 2003. In August 2003, E.ON AG then announced that it had sold its remaining interest of approximately 4.8% in HypoVereinsbank to Citigroup, which subsequently offered the shares to investors. HypoVereinsbank has no knowledge of any other shareholder who holds either directly or indirectly 5% or more of the voting stock in HypoVereinsbank according to the provisions of the German Securities Trading Act.

Certain Relationships and Transactions

General

HVB Group has business relationships with a number of companies in which HypoVereinsbank, directly or indirectly, holds an equity interest ("Associated Companies of HypoVereinsbank") and with companies where members of HypoVereinsbank's Management Board or Supervisory Board also hold positions on management boards, supervisory boards or similar boards of directors ("Related Companies of HypoVereinsbank"). The Group's business relationships with these companies cover many of the financial services that HVB Group provides to its clients generally. HypoVereinsbank is of the opinion that the Group conducts all of its business with these companies on terms substantially equivalent to those that would exist if it did not have equity holdings in them or management or supervisory board members in common, and that the Group has conducted business with these companies on that basis to date in fiscal year 2004 and in the preceding three fiscal years. None of these transactions is or was material to the Group.

Among the Group's business with these Associated Companies of HypoVereinsbank and Related Companies of HypoVereinsbank to date in fiscal year 2004 and in the preceding three fiscal years there have been and currently are loans. Other than as described below, all of these loans:

- were made in the ordinary course of business;
- were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons; and
- did not involve more than the normal risk of collectability or present other unfavorable features.

As of December 31, 2003, the total amount of drawn credits granted by HVB Group to Associated Companies of HypoVereinsbank totaled € 8,033 million, of which a total amount of € 1,504 million accounted for loans that HVB Group classified as problem loans or placed on its internal credit watch list (*i.e.*, loans with an internal rating of "7" or lower) on that date. For more information on the Group's internal rating system, see "Credit Portfolio—Credit Policies—HVB Group's Internal Rating System." The following table shows information regarding the six largest lending volumes of HVB Group to Associated Companies of HypoVereinsbank. All of these loans have an internal rating of "9".

	Lending Volume drawn as of December 31, 2003	Description of the Lending Transaction
Company A	EUR 237.6 million	Primarily current account facilities but also guarantees and leasing (of which € 141 million are subordinated loans, due October 10, 2006; repayment of the remaining loans are to be made out of free cash flow). Interest per annum: 3-month-EURIBOR + 0.5%.
Company B	USD 253.3 million	Annuity loan (due: December 30, 2005), rollover loan (due: December 30, 2010) and subordinated loan (due: June 29, 2008). Interest per annum: annuity loan and rollover loan LIBOR + 1.25% or 2.50%; subordinated loan LIBOR + 3%.
Company C	EUR 124.3 million	Several tranches of a syndicated loan of HVB Group for real estate financing purposes (Total volume: € 363 million) with maturity on November 30, 2008. Interest per annum: 4.55% to up to 10%.
Company D	EUR 91.3 million	Current account facility with a term of up to one year. No interest accrual.
Company E	EUR 67.3 million	Current account facility with a term of up to one year. Interest per annum: 0.5%.
Company F	EUR 57.3 million	Current account facility with a term of up to one year. No interest accrual.

As of December 31, 2003, the credit exposure of HVB Group to Related Companies of HypoVereinsbank totaled € 4,963 million. Only one of the Related Companies of HypoVereinsbank had an internal rating of "7" or lower. The credit exposure vis-à-vis this company, which had an internal rating of "8", was € 4 million as of December 31, 2003. For further information on HVB Group's credit exposure, see "Credit Portfolio—Lending Volume and Credit Exposure."

For information on HypoVereinsbank's credit arrangements with members of its Management Board and Supervisory Board, see "Management and Employees—Management—Loans."

Relationship with Munich Re Group

As of December 31, 2003, several companies of Munich Re Group held together in the aggregate 26.3% of the ordinary bearer shares of HypoVereinsbank, and HypoVereinsbank held approximately 13.2% of the voting stock of Munich Re, as well as nearly 5.0% of the voting stock of ERGO, which is Munich Re Group's holding company for its primary insurance business. At the beginning of 2004, HypoVereinsbank reduced its 13.2% shareholding in Munich Re below 10%. The proceeds from that sale amounted to approximately € 689 million. See also "Operating and Financial Review and Prospects—Significant Accounting Policies—IAS 39." Following completion of the Offering described in this Offering Circular, Munich Re's interest in HypoVereinsbank's share capital will presumably be less than 20%.

Certain significant shareholders' resolutions of HypoVereinsbank require, in addition to a simple majority of the votes cast, a majority of 75% of the share capital represented at the general shareholders' meeting. As long as Munich Re, directly or indirectly, holds more than 25% of HypoVereinsbank's voting stock, it will have the ability to effectively block the adoption of any of these resolutions, which include, among others: the issuance of new preference shares; capital decreases; the exclusion of existing shareholders' subscription rights; the creation of authorized and conditional capital; the dissolution of HypoVereinsbank; a merger into, or consolidation with, another company; a split-up or spin-off; the transfer of all or substantially all of HypoVereinsbank's assets; the conclusion of intercompany agreements; and any change in the corporate form or corporate purpose of HypoVereinsbank.

Dr. Albrecht Schmidt, the Chairman of HypoVereinsbank's Supervisory Board, has been a member of the supervisory board of Munich Re since 1991. Kurt F. Viermetz, who was Deputy Chairman of HypoVereinsbank's Supervisory Board until his resignation as of December 31, 2003, is a member of the supervisory board of ERGO. Volker Doppelfeld, a member of HypoVereinsbank's Supervisory Board, and Dr. Wolfgang Sprißler, HypoVereinsbank's Chief Financial Officer and member of its Management Board, are members of the supervisory board of D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, a subsidiary of Munich Re Group. As of the date of this Offering Circular, Dr. Hans-Jürgen Schinzler, a member of the supervisory board of Munich Re and Dr. Lothar Meyer, the chairman of the management board of ERGO, are members of HypoVereinsbank's Supervisory Board.

HVB Group and some subsidiaries of ERGO cooperate exclusively in the distribution of selected financial and insurance products to retail customers throughout Germany. See "Business of HVB Group—Business Segments—Germany." The cooperation is governed by individual cooperation agreements which HypoVereinsbank and Vereins- und Westbank have entered into with the VICTORIA subsidiaries of ERGO and D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG. In 2003, the total volume of annual premiums payable for VICTORIA insurance products that were sold by HypoVereinsbank and Vereins- und Westbank in that year was approximately € 401 million. The commission income generated in 2003 by HypoVereinsbank and Vereins- und Westbank through the sale of VICTORIA insurance products amounted to around € 55 million. Together, both companies paid commission fees of approximately € 0.7 million in 2003 to insurance subsidiaries of ERGO. In 2003, the total volume of HVB Group's lending business brokered by subsidiaries of ERGO was approximately € 118 million.

The savings and loan bank Vereinsbank Victoria Bauspar AG is a joint venture of ERGO and HVB Group, in which ERGO, directly and indirectly, holds a 30% interest and HypoVereinsbank, directly and indirectly, holds a 70% interest. Furthermore, HypoVereinsbank's subsidiary Bank Austria Creditanstalt holds a 10% interest in Union Versicherungs-AG, an Austrian insurance joint venture with ERGO and Wiener Städtische Allgemeine Versicherung AG.

In addition to the cooperation agreements and shareholdings mentioned above, companies of HVB Group have engaged and intend to continue to engage in a broad variety of banking and insurance transactions with entities of Munich Re Group, including the conclusion of insurance policies in the ordinary course of HVB Group's business. As of December 31, 2003, HVB Group had approximately € 1,489 million in aggregate amount of extensions of credit to companies of Munich Re Group, of which € 1,040 million accounted for guarantees with first-ranking security and approximately € 8.6 million accounted for credit commitments not yet drawn. In 2003, HVB Group paid approximately € 2.7 million in annual insurance premiums to Munich Re Group for insurance obtained from primary insurance subsidiaries of Munich Re Group.

Relationship with AVZ-Stiftung

As of December 31, 2003, AVZ-Stiftung held approximately a total of 5.27% of the ordinary bearer shares of HypoVereinsbank and was therefore the second largest shareholder of the Bank. AVZ-Stiftung is an Austrian private law foundation that does not have any shareholders. Its beneficiary is the Wiener Wissenschafts-, Forschungs- und Technologiefonds. AVZ-Stiftung was formed in 2001 through the transformation of Anteilsverwaltung-Zentralsparkasse ("AVZ"), an Austrian savings institution holding company, into a private law foundation in accordance with the Austrian Savings Bank Act (*Sparkassengesetz*). AVZ was the controlling owner of one of the predecessors of Bank Austria Creditanstalt. As a result of the historical relationship between Bank Austria Creditanstalt and AVZ, the non-restricted responsibility of AVZ-Stiftung for all of Bank Austria Creditanstalt's obligations, and the City of Vienna's responsibility through AVZ-Stiftung for certain indebtedness of Bank Austria Creditanstalt, AVZ-Stiftung holds 10,000 ordinary registered shares in Bank Austria Creditanstalt. For certain significant resolutions to be adopted at Bank Austria Creditanstalt's shareholders' meetings, the holders of its registered shares must be present in order for those resolutions to be adopted. Hence, AVZ-Stiftung effectively can block the adoption of these resolutions by not attending a shareholders' meeting at which such resolutions are presented for approval. AVZ-Stiftung also holds ordinary bearer shares in Bank Austria Creditanstalt. As of December 31, 2003, AVZ-Stiftung's total interest in Bank Austria Creditanstalt's share capital was less than 1%.

AVZ-Stiftung currently has a fourteen-member board that is composed of one member of HypoVereinsbank's Management Board (*i.e.* Gerhard Randa), one member of HypoVereinsbank's Supervisory Board (*i.e.* Dr. Siegfried Sellitsch), one other shareholder representative on Bank Austria Creditanstalt's supervisory board, four of the employee representatives on Bank Austria Creditanstalt's supervisory board and additional seven members who are unaffiliated with HVB Group.

AVZ-Stiftung is one of the parties to the Framework Agreement (*Grundsatzvereinbarung*) dated July 22, 2000, between HypoVereinsbank and Bank Austria Creditanstalt. The Framework Agreement contains two sub-agreements: the "Bank of the Regions Agreement" and the "Syndicate Agreement". The Bank of the Regions Agreement primarily concerns the strategic allocation of activities and management responsibilities among BA-CA Group and the other members of HVB Group. Under the Syndicate Agreement, HypoVereinsbank and AVZ-Stiftung are obligated to exercise their rights as shareholders to accomplish the objectives of the Bank of the Regions Agreement. Bank Austria Creditanstalt owns a 49% equity interest in a subsidiary of AVZ-Stiftung that acts as holding company for a number of minority equity investments, including shares in three Austrian regional banks (37.5% in Bank für Tirol und Voralberg, 28% in Bank für Kärnten und Steiermark, and 29.4% in Oberbank). In 2002, HVB Group recorded a gain of € 103 million from the sale of equity interests in several Austrian companies to members of the AVZ-Stiftung group.

HVB Group has engaged and intends to continue to engage in a variety of other commercial banking and financial relationships on arms' length terms with AVZ-Stiftung and its subsidiaries. As of December 31, 2003, HVB Group had an aggregate amount of approximately € 952 million in extensions of credit to AVZ-Stiftung and its subsidiaries. As of the same date, the AVZ-Stiftung group had investments with HVB Group (deposits and supplementary capital) of approximately € 711 million.

Relationship with B & C Privatstiftung

In 2000 and 2001, Bank Austria Creditanstalt sold most of its non-banking equity shareholdings to a wholly owned subsidiary of an Austrian private foundation, the B & C Privatstiftung, which Bank Austria Creditanstalt had founded, in exchange for certificated profit and liquidation sharing rights that entitle Bank Austria Creditanstalt to 95% of the annual net income (*Jahresüberschuss*) and of any liquidation distributions made at the level of the holding company subsidiary (*i.e.* not on a consolidated basis). B & C Privatstiftung has no shareholders and is administered by a three-member board of directors, one of whom is a member of HypoVereinsbank's Management Board (*i.e.* Gerhard Randa). B & C Privatstiftung aims, among other things, to promote Austrian business through long-term share ownership in large Austrian companies.

HVB Group is not obligated to make any further contributions to this foundation or its holding company subsidiary. As of December 31, 2003, HVB Group carried the profit and liquidation sharing rights at a book value of approximately € 935 million. In 2001, HVB Group recorded gains of € 71 million in connection with dispositions of equity holdings to the foundation's subsidiary. Dividends distributed to the holding company subsidiary by the portfolio companies during 2002 in relation to the year 2001 were paid over to HVB Group in 2003 according to HVB Group's profit and liquidation sharing rights and amounted to approximately € 2.2 million.

The revocation of the B & C foundation by its founder is prohibited by law. The foundation's board effectively has the power to make all final decisions of any significance with regard to the management of the holding company subsidiary's assets and distribution of its cash. Subject to the terms of the relevant profit- and liquidation-sharing rights, the board of directors may, at its own discretion, choose whether to authorize the purchase or sale of the investment holdings of the foundation and its holding company subsidiary and make other decisions with respect to the subsidiary, including the incurrence of debt and the pledging of its assets. The foundation and its holding company subsidiary are founded for an indefinite period of time. HVB Group has no right to wind-up the holding company subsidiaries. Its rights with regard to the holding company subsidiary are essentially limited to its distribution entitlements, its right to certain information, its right to have a single representative on the advisory board (*Beirat*) of the holding company subsidiary as long as it holds more than half of the profit- and liquidation-sharing rights issued, and qualified anti-dilution rights. It also has the right to require the holding company subsidiary to list its profit- and liquidation-sharing rights on a stock exchange.

The managers of the holding company subsidiary are obligated to protect the interests of the holders of the profit and liquidation sharing rights. Under the instruments creating the foundation, the directors of the foundation are required to protect the interests of the holders of these rights in shareholder decisions concerning the holding company subsidiary group and in the supervision of this group. The advisory board of the holding company subsidiary is obligated to comply with the constitutive documents of this subsidiary, which calls on them to protect the rights of the holders of the profit- and liquidation-sharing rights.

The holding company subsidiary is obligated under its constitutive document and the terms of the profit- and liquidation-sharing rights to make annual distributions to the holders of the profit- and liquidation-sharing rights. The terms of the profit- and liquidation-sharing rights impose on the holding company subsidiary the obligation to ensure that its lower-tier subsidiaries and minority shareholdings pay dividends at appropriate levels in this regard. The terms of the profit- and liquidation sharing rights contain certain anti-dilution provisions, including subscription rights in the case of a capital increase. Bank Austria Creditanstalt has no right to remove the directors of the foundations or the advisory board members or managers of the holding company subsidiaries (other than its appointees to the advisory board). HypoVereinsbank has no control over the foundation or its subsidiary, which is also crucial for accounting purposes, and as a result does not include them within its consolidated group. For accounting purposes, HVB Group treats the profit- and liquidation-sharing rights issued by the holding company subsidiary as "available for sale" financial instruments, although there is no public market for them at present.

As at December 31, 2003, HVB Group had no loans outstanding to the B & C Privatstiftung. HVB Group engages in lending and other commercial banking transactions on an arm's length basis with the holding company subsidiary of the foundation and with companies that are among the investments of the holding company subsidiaries.

The beneficiaries of the foundation and therefore, indirectly, of the cash flows and liquidation distributions to which Bank Austria Creditanstalt is not entitled under its profit- and liquidation-sharing rights are the shareholders of HypoVereinsbank. However, these beneficiaries have no control over the timing of distributions, if any, from the holding company subsidiary to the foundation or from the foundation to the beneficiaries, and the foundation directors may choose to deploy any cash the foundation may receive at such time and in such manner as the directors deem appropriate. Up to now, no distributions from the foundation to its beneficiaries have been made and there is no current expectation that any will be made.

Relationship with Hypo Real Estate Group

Formation of Hypo Real Estate Group

At the end of 2002, HypoVereinsbank took the strategic decision that HVB Group should transfer substantial parts of its real estate financing business with commercial real estate customers, including the commercial real estate financing businesses of its three German mortgage bank subsidiaries HVB Real Estate Bank AG, Württembergische Hypothekenbank AG and Westfälische Hypothekenbank AG, and all of the Group's commercial real estate financing activities outside Germany, Austria, and Central and Eastern Europe. These businesses were no longer to be operated within HVB Group and were to be transferred to a newly formed and legally separate corporate group, the Hypo Real Estate Group, in which HypoVereinsbank would not hold any interest.

The major part of these businesses was transferred to the newly formed Hypo Real Estate Holding AG, the parent company of the new Hypo Real Estate Group, by way of a spin-off (*Abspaltung*) pursuant to the provisions of the German Transformation Act (*Umwandlungsgesetz*). The underlying spin-off plan was approved by HypoVereinsbank's annual general shareholders' meeting on May 14, 2003. The spin-off comprised HypoVereinsbank's entire interest in its wholly-owned subsidiary and spin-off vehicle DIA Vermögensverwaltungs-GmbH, which held the Group's shareholdings in its three German mortgage bank subsidiaries, as well as in HVB Bank Ireland (subsequently renamed Hypo Real Estate Bank International) and several other non-German subsidiaries. In connection with corporate restructurings in anticipation of the spin-off, HypoVereinsbank had funded DIA Vermögensverwaltungs-GmbH with shareholders' equity in an amount of approximately € 3,712 million. The spin-off of HypoVereinsbank's interest in DIA Vermögensverwaltungs-GmbH and, therefore, the formation of Hypo Real Estate Holding AG became legally effective upon its registration with the commercial register in Munich on September 29, 2003, with retroactive effect as of January 1, 2003 for accounting purposes. As a result of the spin-off, each holder of shares in HypoVereinsbank was entitled to receive one share in Hypo Real Estate Holding AG for every four shares in HypoVereinsbank held by such shareholder. Hypo Real Estate Holding AG's shares have been listed on the official market (Prime Standard) of the Frankfurt Stock Exchange since October 6, 2003.

In addition, by way of individual agreement and not as part of the spin-off, several non-German commercial real estate loan portfolios of HVB Group were agreed to be transferred to entities of the new Hypo Real Estate Group. See "—Portfolio Transfers Between HVB Group and Hypo Real Estate Group."

As of the date of this Offering Circular, there are no interlocking management ties between HypoVereinsbank and Hypo Real Estate Holding AG or between HVB Group and Hypo Real Estate Group. Kurt F. Viermetz, the chairman of the supervisory board of Hypo Real Estate Holding AG and chairman of the board of directors of Dublin-based Hypo Real Estate Bank International, resigned from HypoVereinsbank's Supervisory Board as of December 31, 2003. Stephan Bub, who was a member of HypoVereinsbank's Management Board until May 31, 2003, was appointed a member of the board of directors of Hypo Real Estate Bank International in January 2004.

Although HypoVereinsbank and Hypo Real Estate Holding AG are two separate legal entities and HypoVereinsbank (except for trading purposes) does not hold any shares in Hypo Real Estate Holding AG, there is a variety of potential or actual ongoing statutory liabilities and exposures of HVB Group vis-à-vis Hypo Real Estate Group as a result of, or related to, the spin-off. See also "Risk Factors—Risks Relating to HVB Group's Business—Certain Steps of HVB Group's Transformation 2003 Program, In Particular Those Relating to the Spin-Off of Hypo Real Estate Group, Involve Ongoing Liabilities and Operational Risks."

HypoVereinsbank's Liability under Section 133 of the German Transformation Act

Pursuant to Section 133 of the German Transformation Act, for a period of five years after the registration of the spin-off, HypoVereinsbank and Hypo Real Estate Holding AG will be jointly and severally liable for HypoVereinsbank's liabilities existing on the date of registration. Therefore, HypoVereinsbank remains liable for those of its obligations that existed on September 29, 2003, and were transferred to Hypo Real Estate Holding AG through the spin-off. These obligations include obligations for the repayment of the principal of outstanding profit participation certificates in the amount of approximately € 102.3 million and payment obligations with respect to the cumulative preferential dividend on HypoVereinsbank's outstanding preference shares for 2002 in an amount of approximately € 0.2 million.

HypoVereinsbank's Keep-well Undertakings

In its annual report for fiscal year 2002, HypoVereinsbank issued a keep-well undertaking (*Patronatserklärung*) (the "2002 Keep-well Undertaking") in respect of, *inter alia*, HVB Real Estate Bank AG, Westfälische Hypothekenbank AG, Württembergische Hypothekenbank AG, FGH Bank N.V. and HVB Bank Ireland (together, the "Covered Subsidiaries"), which at the time of the undertaking were subsidiaries of HypoVereinsbank, but which upon registration of the spin-off with the commercial register on September 29, 2003 became subsidiaries of Hypo Real Estate Holding AG. Under its 2002 Keep-well Undertaking, HypoVereinsbank committed, in proportion to its respective shareholding in each of the Covered Subsidiaries, to ensure that the Covered Subsidiaries be in a position to meet their contractual obligations, except in the event of political risk. HypoVereinsbank had issued similar undertakings with respect to the Covered Subsidiaries in previous fiscal years. HypoVereinsbank's annual report for fiscal year 2003, however, does not contain a new keep-well undertaking with respect to the Covered Subsidiaries. Although there is significant legal uncertainty with respect to the scope of HypoVereinsbank's liability under the 2002 Keep-well Undertaking and its previous keep-well undertakings, HypoVereinsbank's potential liability under its keep-well undertakings continues, for a period of at least five years after the registration of the spin-off, in respect of those obligations of the Covered Subsidiaries, that had been covered by such undertakings prior to September 29, 2003 and still existed at that date. The volume of these obligations cannot be quantified. Furthermore, even those obligations of the Covered Subsidiaries that arose after the registration of the spin-off and prior to the publication of HypoVereinsbank's 2003 annual report may still be deemed to be covered by the 2002 Keep-well Undertaking. See "Risk Factors—Risks Relating to HVB Group's Business—Certain Steps of HVB Group's Transformation 2003 Program, In Particular Those Relating to the Spin-Off of Hypo Real Estate Group, Involve Ongoing Liabilities and Operational Risks."

HypoVereinsbank's Continuing Liability for Hypo Real Estate Bank AG vis-à-vis the Association of German Banks

Prior to the spin-off of Hypo Real Estate Group, in accordance with the by-laws (Statut) of the Deposit Protection Fund of the Association of German Banks (*Einlagensicherungsfonds des Bundesverbandes deutscher Banken e.V.*), HypoVereinsbank had agreed to indemnify the Association of German Banks for any losses it may incur as a result of measures taken by the Deposit Protection Fund to support, in the case of imminent or existing financial difficulties, banks in which HypoVereinsbank held a majority interest. This indemnification obligation also covered HVB Real Estate Bank AG and Westfälische Hypothekenbank AG, which were merged to form Hypo Real Estate Bank AG in November 2003. Under the by-laws of the Deposit Protection Fund of the Association of German Banks, HypoVereinsbank was entitled to revoke its indemnification obligation in respect of these two banks following the disposal of its majority interest in the two banks through the spin-off. In connection with the spin-off, on October 1, 2003, HypoVereinsbank renewed its undertaking with respect to the two banks and agreed that its indemnification obligation in respect of Hypo Real Estate Bank AG will continue through December 31, 2005, provided Hypo Real Estate Holding AG does not enter into a similar agreement with the Association of German Banks in respect of Hypo Real Estate Bank AG prior to that date. Also on October 1, 2003, Hypo Real Estate Holding AG confirmed to HypoVereinsbank that it would take all required measures, to the extent legally permitted, to ensure that Hypo Real Estate Bank AG does not allow the volume of its outstanding liabilities covered by the Deposit Protection Fund, in particular loans evidenced by certificates of indebtedness (*Schuldscheindarlehen*), to exceed the amount of € 7.7 billion by December 31, 2005. It is, however, uncertain to what extent HypoVereinsbank may be able to rely on Hypo Real Estate Holding AG's undertaking.

HypoVereinsbank's Indemnification Obligation in respect of Hypo Real Estate Bank AG's Problem Loan Portfolio

On April 10, 2003, in connection with the spin-off, HypoVereinsbank, HVB Real Estate Bank AG and Westfälische Hypothekenbank AG entered into an agreement, pursuant to which HypoVereinsbank agreed to indemnify the two other banks if and to the extent that any of the two banks incurs a net loss in fiscal years 2003 and 2004 due to specific loan loss provisions made in respect of loans that were originated or acquired by the two banks on or before January 1, 2003. HVB Real Estate Bank AG was renamed Hypo Real Estate Bank AG in September 2003, and Westfälische Hypothekenbank AG was merged into Hypo Real Estate Bank AG in November 2003. HypoVereinsbank's total obligation under the indemnity was limited to € 590 million, of which a maximum amount of € 460 million could be drawn for fiscal year 2003. HypoVereinsbank expects Hypo Real Estate Bank AG to draw the full amount of € 460 million for fiscal year 2003 under the indemnity. Accordingly, in fiscal year 2004, Hypo Real Estate Bank AG may draw an additional amount of up to € 130 million.

Pursuant to the indemnification agreement, instead of paying compensation for any annual net loss due to loan loss provisions in fiscal years 2003 or 2004, HypoVereinsbank may, at its sole discretion but in any event prior to January 21 of the following year, choose to acquire, at its nominal value, any existing loan for which Hypo Real Estate Bank AG has created a specific loan loss provision. To the extent HypoVereinsbank acquires any such loans, its obligation to compensate Hypo Real Estate Bank AG will be reduced by the amount of the specific loan loss allowances attributable to the acquired loans. In 2003, HypoVereinsbank chose not to acquire any such loans but to pay the full amount of € 460 million under the indemnity to Hypo Real Estate Bank AG.

If Hypo Real Estate Bank AG does not claim the remaining maximum amount of € 130 million under the indemnity for fiscal year 2004, Hypo Real Estate Bank AG will be entitled to receive payment of 20% of the difference between € 590 million and the total amount of the compensation payments made by HypoVereinsbank for both years under the indemnification agreement. Hypo Real Estate Bank AG will be obligated to pay to HypoVereinsbank 35% of any income arising from the release of specific loan loss provisions in fiscal years 2005 through 2009, provided that such payments may not exceed the amount of indemnification actually paid by HypoVereinsbank.

HypoVereinsbank's Financing Commitment with respect to Interest Payments under Hypo Real Estate Holding AG's Outstanding Profit Participation Certificates

In connection with the spin-off, Hypo Real Estate Holding AG assumed the obligations arising from profit participation certificates (Genussscheine) issued by HypoVereinsbank in an aggregate nominal amount of € 102,258,376.24. See "Description of HypoVereinsbank's Share Capital—Profit Participation Rights." On September 30, 2003, HypoVereinsbank paid the nominal value of those profit participation certificates to Hypo Real Estate Holding AG as compensation for the repayment of their principal amount. Furthermore, on December 3, 2003, HypoVereinsbank and Hypo Real Estate Holding AG entered into a financing agreement, pursuant to which HypoVereinsbank agreed to pay a total amount of approximately € 4.7 million to Hypo Real Estate Holding AG as compensation for the payment of interest accrued under the profit participation certificates from January 1 to September 30, 2003.

HypoVereinsbank's Liability with respect to Hypo Real Estate Holding AG's Listing Prospectus

In accordance with Sections 44 et seq. of the German Stock Exchange Act (*Börsengesetz*), HypoVereinsbank assumed responsibility for the contents of Hypo Real Estate Holding AG's listing prospectus dated September 19, 2003. Pursuant to a framework agreement (*Grundlagenvereinbarung*), which was entered into by HypoVereinsbank and DIA Vermögensverwaltungs-GmbH on July 28, 2003 in anticipation of the spin-off and the stock exchange listing of the newly formed Hypo Real Estate Holding AG, DIA Vermögensverwaltungs-

GmbH agreed to indemnify HypoVereinsbank against certain liabilities in connection with the spin-off and the listing of the new shares on the Frankfurt Stock Exchange.

Portfolio Transfers Between HVB Group and Hypo Real Estate Group

In connection with the spin-off, HypoVereinsbank agreed to transfer several non-German commercial real estate loan portfolios to entities of the new Hypo Real Estate Group. In addition, the corporate customer loan portfolio of a member of the new Hypo Real Estate Group was agreed to be transferred to an entity of HVB Group. In connection with some of the portfolio transfers, HypoVereinsbank also entered into several credit arrangements with Hypo Real Estate Bank International, see "—Credit Arrangements in Connection with the Spin-off." HypoVereinsbank believes that all of these transactions were concluded on terms substantially similar to those Hypo Real Estate Group would have obtained from an unrelated third party.

True Sale Portfolio

On September 18, 2003, HypoVereinsbank entered into a loan transfer master agreement with two companies of the new Hypo Real Estate Group, the Dublin-based Hypo Real Estate Bank International and HVB Real Estate Capital France S.A. Under this agreement, HypoVereinsbank agreed to transfer a portfolio comprising certain commercial real estate loans to non-German borrowers outside the United States (the "True Sale Portfolio") through true sale transactions to Hypo Real Estate Bank International and HVB Real Estate Capital France S.A. The aggregate amount of drawn commitments under the loans of the True Sale Portfolio was approximately € 1,753 million as of September 25, 2003; the total committed lending volume was approximately € 1,918 million. All of the True Sale Portfolio loans were assigned and transferred to Hypo Real Estate Bank International and HVB Real Estate Capital France S.A. by the end of 2003.

Hypo Real Estate Bank International and, as far as loans extended in France were concerned, HVB Real Estate Capital France S.A. agreed to acquire the loans of the True Sale Portfolio as well as all security arrangements securing such loans. The transfer of the loans of the True Sale Portfolio was subject to payment of the respective purchase price as well as the approval of the individual borrower and, where appropriate, of the syndicate banks. If the transfer of the security provided in relation to a loan requires the approval or any other assistance of the borrower or person providing the security or any other actions or formal requirements, HypoVereinsbank holds such security as trustee for Hypo Real Estate Bank International or HVB Real Estate Capital France S.A. until the transfer becomes effective. In addition, at the request of Hypo Real Estate Bank International, HypoVereinsbank will hold as trustee for Hypo Real Estate Bank International (and where appropriate also for the syndicate banks), even after the secured loans were transferred, any security created in relation to syndicated loans for which HypoVereinsbank is the agent, if and to the extent that Hypo Real Estate Bank International agrees to waive any liability claims in this respect and to indemnify HypoVereinsbank against any liability claims of the syndicate banks.

Furthermore, pursuant to an agreement dated September 23, 2003, HypoVereinsbank transferred its commercial real estate portfolio in Italy to Hypo Real Estate Bank International. Such transfer was effected through the transfer of the business as a going-concern. The aggregate amount of drawn commitments of this portfolio was approximately € 931 million as of September 25, 2003.

Synthetic Transfer Portfolio

Also on September 18, 2003, HypoVereinsbank, Hypo Real Estate Bank International and HVB Real Estate Capital France S.A. entered into a loan transfer and trust agreement pursuant to which a portfolio comprising certain commercial real estate loans from Hypo Vereinsbank to non-German borrowers outside the United States (the "Synthetic Transfer Portfolio") was to be transferred to Hypo Real Estate Bank International. The parties agreed that this transfer be "synthetic", *i.e.*, the loans were to be retained on HypoVereinsbank's balance sheet, but the credit risk associated with the loans was to be transferred to Hypo Real Estate Bank International through a payment guarantee to be provided to HypoVereinsbank by Hypo Real Estate Bank International. The drawn commitments under the loans of the Synthetic Transfer Portfolio totaled approximately € 5,498 million as of September 25, 2003, the total committed lending volume was approximately € 6,430 million.

Pursuant to the loan transfer and trust agreement, HypoVereinsbank sold all its rights, obligations and claims under the loans of the Synthetic Transfer Portfolio to Hypo Real Estate Bank International. The parties agreed that the purchase price for each loan was to be calculated on the basis of the level of the credit balance of such loan plus all interest accrued at the time at which the purchase price is due. The purchase price becomes due five years after the agreement has become effective, or immediately if an event of default under the loan occurs. However, Hypo Real Estate Bank International may choose to prepay the purchase price for individual loans or for all loans at any time. Upon payment of the purchase price, all the loans that have been transferred in synthetic form up to that point must be physically transferred to Hypo Real Estate Bank International.

These true sale transfers will, however, only become effective with the consent of each borrower and the fulfillment of all other requirements of the foreign jurisdiction applicable to the loan agreements.

Until a loan has been physically transferred, Hypo Real Estate Bank International guarantees full payment of the borrower's obligations under the loan and HypoVereinsbank will remain the contractual partner of the borrower. Accordingly, the borrower will continue to make payments into the accounts which are kept at HypoVereinsbank. HypoVereinsbank will act as a trustee and collect the amounts receivable in its own name. Hypo Real Estate Bank International assumed responsibility for the complete management, processing, support and monitoring of the loans, and all credit-relevant decisions other than any deferment of interest payments or waiver of payment claims may be taken by Hypo Real Estate Bank International on behalf of HypoVereinsbank. HypoVereinsbank pays guarantee commissions with respect to the loans to Hypo Real Estate Bank International.

Derivatives Master Agreement

HypoVereinsbank has frequently entered into interest rate derivatives transactions in respect of loans that are included in the True Sale Portfolio and the Synthetic Transfer Portfolio. As HypoVereinsbank continues to be the contractual partner of these derivatives agreements, HypoVereinsbank and Hypo Real Estate Bank International entered into a derivatives master agreement on September 18, 2003, pursuant to which the banks' claims under each loan agreement and the related derivatives agreement are to be satisfied pro rata in proportion to the amount of the parties' claims due if the payments of the borrower are not sufficient to satisfy both claims in full. If and to the extent that the proceeds from the liquidation of any security granted in respect of the underlying loan agreement and/or derivatives agreement are not sufficient to fully satisfy all claims under the underlying loan agreement and the derivatives agreement, HypoVereinsbank and Hypo Real Estate Bank International will allocate the proceeds in proportion to their outstanding claims. If HypoVereinsbank intends to terminate a derivatives agreement, Hypo Real Estate Bank International may, at its request, take over such agreement.

U.S. Loan Portfolio

On November 25, 2003, HypoVereinsbank, acting through its New York and Cayman branches, and Hypo Real Estate Capital Corporation, an indirect subsidiary of Hypo Real Estate Holding AG, entered into an assignment and assumption agreement concerning the sale by HypoVereinsbank of its existing commercial real estate loan portfolio in the United States. As of November 25, 2003, the portfolio sold to Hypo Real Estate Capital Corproation had a total volume of approximately US$ 3,960 million in drawn commitments and a total committed lending volume of approximately US$ 5,238 million. All portfolio loans were transferred through true sale transactions by the end of 2003. Prior to the sale of the above described loan portfolio, HypoVereinsbank had securitized another portfolio of U.S. loans with an aggregate drawn lending volume of approximately US$ 747 million through commercial mortgage pass-through certificates. The unrated subordinated tranche, the so-called "B-pieces", were transferred to Hypo Real Estate Capital Corporation.

Under the assignment and assumption agreement, HypoVereinsbank agreed to indemnify Hypo Real Estate Capital Corporation and other parties associated with it from and against certain claims to which such parties may become subject as a result of, for example, a breach of HypoVereinsbank's representations and warranties under the assignment and assumption agreement, or third party claims in respect of loans within the scope of the agreement that relate to any conduct or activity of HypoVereinsbank, its affiliates or certain other associated persons, if and to the extent that such claims are not attributable in any manner to any direct or indirect actions of any employee of the real estate lending unit of HypoVereinsbank's New York branch, or any action taken at the direction or request of any such employee or any action taken at the direction or request of the purchaser or its associated parties.

Hypo Real Estate Bank International's Corporate Customer Loan Portfolio

On July 1, 2003, Hypo Real Estate Bank International and HVB Banque Luxembourg S.A. ("HVB Luxembourg"), a subsidiary of HypoVereinsbank, entered into a credit portfolio purchase agreement concerning the sale by Hypo Real Estate Bank International of its existing corporate customer loan portfolio to HVB Luxembourg. It was agreed that the portfolio loans were to be transferred through true sale transactions. The aggregate amount of drawn commitments under the loans of this portfolio was approximately € 2.6 billion as of June 30, 2003. All of the portfolio loans were transferred to HVB Luxembourg by the end of 2003.

Credit Arrangements in Connection with the Spin-off

In connection with the spin-off of Hypo Real Estate Group, HypoVereinsbank entered into several loan agreements with Hypo Real Estate Bank International for purposes of refinancing the True Sale Portfolio and the Synthetic Transfer Portfolio sold by HypoVereinsbank and the funding of new business of Hypo Real Estate

Bank International. As of December 31, 2003, the total lending volume of loans extended by HypoVereinsbank to Hypo Real Estate Bank International was approximately € 4,723 million in drawn commitments, including a subordinated loan of € 600 million with a maturity of ten years and with an option for Hypo Real Estate Bank International to terminate the loan after five years.

Also in connection with the spin-off, on September 24, 2003, HypoVereinsbank entered into two loan facility agreements for general financing purposes with Hypo Real Estate Bank AG in the amount of € 1,000 million and € 500 million. Each of the facilities is available in three tranches, which may be drawn between October 15, 2003 and September 22, 2006. Each tranche may be drawn in two advances, the term of which may vary from two to 36 months. Also on September 24, 2003, HypoVereinsbank granted a one-year overdraft facility in the amount of € 800 million to Hypo Real Estate Bank AG for general financing purposes. As of December 31, 2003, the total aggregate amount of drawn commitments under these facilities was approximately € 1,134 million. In addition, on October 7, 2003, HypoVereinsbank extended a loan in the amount of € 200 million to Hypo Real Estate Holding AG and the spin-off vehicle DIA Vermögensverwaltungs-GmbH for general financing purposes. This loan has a maturity of seven years.

Other Transactions and Agreements

HypoVereinsbank and other entities of HVB Group, on the one hand, and entities of Hypo Real Estate Group, on the other hand, maintain, continue to maintain, and expect to enter into, credit relationships of either a short or long-term nature. As of December 31, 2003, the loans extended by HVB Group to Hypo Real Estate Group had a total volume of approximately € 6,254 million in drawn commitments and a total committed lending volume of approximately € 7,273 million as of December 31, 2003.

Furthermore, companies of HVB Group may act as a counterparty in interbank transactions and derivatives transactions with Hypo Real Estate Group. HypoVereinsbank also expects relationships between Hypo Real Estate Group and HVB Group resulting from capital markets activities to persist. For example, HypoVereinsbank intends to continue acting as a lead manager or arranger of placements of securities or as a market maker trading the securities of companies of Hypo Real Estate Group.

HypoVereinsbank also expects that HVB Group and Hypo Real Estate Group will continue to cooperate and use each other's services in certain areas. For example, some service agreements, especially in the area of IT services, between entities of HVB Group and entities of Hypo Real Estate Group are expected to be maintained until Hypo Real Estate Group has set up its own service units.

HypoVereinsbank believes that HVB Group conducts all of the business transactions described above on terms substantially equivalent to those that the parties would have obtained from an unrelated third party, and expects the Group to continue to do so.

Management and Employees

Management

General

Like all German stock corporations, HypoVereinsbank has a two-tier board system. The Management Board (*Vorstand*) is responsible for the day-to-day management and the representation of HypoVereinsbank with respect to third parties. The Supervisory Board (*Aufsichtsrat*) appoints and removes the members of the Management Board and supervises the Management Board's activities. The Supervisory Board may not make management decisions itself. However, pursuant to the German Stock Corporation Act (*Aktiengesetz*) and the articles of association (*Satzung*) of HypoVereinsbank, the Management Board must obtain the consent of the Supervisory Board for certain actions, including, for example, the purchase of real estate for the purposes of HypoVereinsbank's business operations if the purchase price exceeds € 1 million, the appointment of senior officers holding a general power of attorney to represent HypoVereinsbank (*Prokuristen*), and the establishment or closure of branch offices.

In carrying out their duties, each member of the Management Board and the Supervisory Board must exercise the standard of care of a diligent and prudent businessperson. In complying with this standard of care, the members of both boards must take into account a broad range of considerations in their decisions, including the interests of HypoVereinsbank, its shareholders, employees and creditors. The Management Board is additionally required to respect the rights of shareholders to equal treatment and equal information.

Members of either board who intentionally or negligently violate their duties are personally liable for damages to HypoVereinsbank. HypoVereinsbank may waive these damages or settle these claims only if at least three years have passed from the date of their origination, and if the general meeting approves the waiver or settlement by a simple majority of votes cast. No approval of a waiver or settlement by the general meeting will be effective if opposing shareholders who hold, in the aggregate, one-tenth or more of the share capital of HypoVereinsbank have their opposition formally noted in the minutes recorded by a German notary. As a general rule under German law, a shareholder has no direct recourse against the members of the Management Board or the Supervisory Board in the event that they are believed to have breached a duty vis-à-vis HypoVereinsbank.

The Supervisory Board has comprehensive monitoring functions. To ensure that these functions are carried out properly, the Management Board must regularly report to the Supervisory Board. The Management Board has to report, *inter alia*, on planned business policies and strategies as well as on other fundamental aspects of the corporate planning (including financial, investment and personnel planning). The Supervisory Board is also entitled to request at any time special reports regarding the affairs of HypoVereinsbank, the legal or business relations of HypoVereinsbank to its affiliated companies and the affairs of any of these companies to the extent that the affairs of such company may have a significant impact on HypoVereinsbank.

Pursuant to Section 161 of the Stock Corporation Act, the Management Board and the Supervisory Board are required to disclose annually whether HypoVereinsbank has complied and will comply with the recommendations set forth in the German Corporate Governance Code (*Deutscher Corporate Governance Kodex*) published by the German Ministry of Justice (*Bundesministerium der Justiz*). The Corporate Governance Code contains recommendations for corporate governance with respect to shareholders and general meetings, management and supervisory boards, transparency, reporting and the auditing of financial statements. If HypoVereinsbank has not complied or will not comply with any of the recommendations, the Management Board and the Supervisory Board are required to disclose this in their annual statement. In their joint statement dated as of December 2, 2003, HypoVereinsbank's Management Board and Supervisory Board declared that HypoVereinsbank has complied and will comply with the recommendations set forth in the Corporate Governance Code as in effect on that date, except for the following two recommendations: (i) that an appropriate deductible shall be agreed in respect of D&O insurance for members of management and supervisory boards, and (ii) that compensation paid to management board members shall be disclosed on an individual basis.

The members of the Management Board and the Supervisory Board of HypoVereinsbank may be reached at the Bank's business address (Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Am Tucherpark 1, 80538 Munich, Germany).

Management Board

Under HypoVereinsbank's articles of association, the Management Board of the Bank must consist of two or more members. The number of Management Board members is determined by the Supervisory Board. The

Management Board currently consists of six members. Pursuant to its articles of association, HypoVereinsbank may be legally represented by two members of the Management Board acting jointly or by one member of the Management Board acting jointly with a senior officer holding a general power of attorney to represent HypoVereinsbank (*Prokurist*). A member of the Management Board is not authorized to represent HypoVereinsbank in transactions with himself, nor to participate in, or vote on, the conclusion of such transactions. The Supervisory Board represents HypoVereinsbank in connection with transactions between a member of the Management Board and HypoVereinsbank. To the extent that a Supervisory Board committee is entitled to decide on a specific matter in lieu of the Supervisory Board, the right of representing HypoVereinsbank vis-à-vis the Management Board in that matter can be transferred to the relevant Supervisory Board committee.

The Management Board has adopted internal rules of procedure under which the responsibilities of the full Management Board are divided into specific areas. Each member of the Management Board independently manages the field of operation for which he is responsible. However, all fundamental matters of corporate policy or matters of economic importance or matters which concern several areas of responsibility must be decided by the full Management Board. Resolutions of the Management Board adopted at a meeting require a simple majority of the votes cast, while resolutions adopted outside of a meeting require the vote of a majority of the members of the Management Board.

The following table lists the current members of the Management Board, their areas of responsibility, the year in which each member was first appointed, the year in which the current term of each member expires and each member's membership in statutory supervisory boards in Germany outside HVB Group. Certain members of the Management Board have positions in various companies that are part of HVB Group, including, among others, the listed companies Vereins- und Westbank, DAB Bank, Bank Austria Creditanstalt and Bank BPH.

Name	Year of first Appointment	Expiration of Term	Area of Responsibility	Membership of Statutory Supervisory Boards in Germany outside the HVB Group
Dieter Rampl	1995	2005	Spokesman of the Management Board and CEO	Member of the supervisory boards of Bavaria Film GmbH, Koenig & Bauer AG, Bayerische Börse AG and FC Bayern München AG
Dr. Stefan Jentzsch	2001	2006	Corporates & Markets	Member of the supervisory boards of Deutsche Börse AG and Infineon Technologies AG
Dr. Michael Kemmer	2003	2008	Chief Risk Officer, Real Estate Workout	Member of the supervisory board of Schmidt Bank GmbH & Co. KGaA
Michael Mendel	2003	2008	Germany	Member of the supervisory boards of AVECO Holding AG, German Incubator GI Ventures AG, Kennametal Hertel AG and Rhön-Klinikum AG
Gerhard Randa	2001	2006	Chief Operating Officer, Austria/CEE	None
Dr. Wolfgang Sprißler	1996	2006	Chief Financial Officer	Member of the supervisory boards of D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG and Thyssen-Krupp Materials AG

Dieter Rampl, born in 1947, became Spokesman of HypoVereinsbank's Management Board and CEO of HVB Group as of January 1, 2003. He joined the management board of Vereinsbank in 1995 and, following the merger with HYPO-Bank in 1998, became a member of the Management Board of HypoVereinsbank as of September 1, 1998. From 1998 to 2001, he was responsible for HVB Group's corporate banking business and, in 2002, he was responsible for the Germany and Corporate & Markets business segments. Mr. Rampl began his professional career as a trainee with Vereinsbank in 1968. From 1969 to 1971, he was employed in the trade and commercial finance department of Société de Banque Suisse in Geneva. After returning to Vereinsbank, Mr. Rampl was employed in the area of foreign trade and corporate customer business, eventually becoming the head of corporate customer business in New York. In 1983, he transferred to BHF-Bank where he first became head of the New York branch and then head of corporate finance and member of the management board of Charterhouse in London. In November 1994, Mr. Rampl returned to Vereinsbank as the head of the corporate customer business for the region of Munich.

Dr. Stefan Jentzsch, born in 1960, joined HypoVereinsbank and became a member of its Management Board on May 1, 2001. He began his professional career as a trainee with Vereinsbank in 1985. In 1987, he transferred to Goldman Sachs International, London, where he became an executive director in 1991, responsible for the region of the German-speaking countries. From 1992, he was active as managing director and co-head of the investment banking division of Goldman Sachs & Co., Frankfurt, responsible for Germany, Switzerland and Austria. He became a partner of Goldman Sachs & Co., New York, in 1998.

Dr. Michael Kemmer, born in 1957, was appointed a member of the Management Board as of June 1, 2003. He began his professional career as a trainee with Vereinsbank in 1977. After completing his university degree in business administration, he returned to Vereinsbank in 1988, where he was employed in the accounting department. In 1994, Dr. Kemmer joined DG Bank AG to become head of its finance department. In 1996, he returned to Vereinsbank, where he became the head of the group accounting and controlling division.

Michael Mendel, born in 1957, joined the Management Board as of February 1, 2003. Mr. Mendel began his professional career as a trainee with Vereinsbank in 1984. After performing various functions in the central areas of loans and corporate finance, he became co-head of corporate finance in 1996 and of the loans area in 1997. In 1998, he became the head of one of the group risk management divisions, and in 2001, a member of the management board of Bank Austria Creditanstalt, in charge of risk management. In 2002, he returned to HypoVereinsbank, assuming responsibility for corporate customers and professionals in the Germany business segment.

Gerhard Randa, born in 1944, joined the Management Board as of January 1, 2001. Mr. Randa began his professional career in 1967 at Zentralsparkasse und Kommerzialbank in Vienna. In 1981, he was appointed head of the loan department of that institution, and, in 1985, an executive manager. In 1986, he became a member of the management board of Creditanstalt-Bankverein, Vienna, and, in 1990, the chairman of the management board of Österreichische Länderbank. From 1991 through March 2003, Mr. Randa served as chairman of the management board and CEO of Bank Austria Creditanstalt. In April 2003, he became the chairman of the supervisory board of Bank Austria Creditanstalt.

Dr. Wolfgang Sprißler, born in 1945, became a member of the management board of Vereinsbank in 1996 and, following the merger with HYPO-Bank, became a member of the Management Board of HypoVereinsbank in September 1998. Dr. Sprißler began his professional career with Vereinsbank in 1976, where he held various responsibilities in the area of group accounting. In 1983, he joined the executive department, where he was responsible for participations and accounting rules. In 1987, he became the head of the group accounting division.

Supervisory Board

In accordance with the articles of association of HypoVereinsbank and the German Co-Determination Act of 1976 (*Mitbestimmungsgesetz*), HypoVereinsbank's Supervisory Board consists of twenty members, ten of whom are elected by the shareholders and ten of whom are elected by the employees. Members are elected for five-year terms, and re-election is possible. The general shareholders' meeting may remove any Supervisory Board member it has elected by a super-majority of three quarters of the votes cast. The employee representatives may be removed with a super-majority of three-quarters of the votes cast by the group of employees that elected them. In addition, any member of the Supervisory Board may resign by written notice to the Management Board. In January 2004, one of the current representatives of the shareholders was appointed by court pursuant to the German Stock Corporation Act, after one of the elected shareholder representatives had resigned from the Supervisory Board in December 2003. Upon application by the Bank, in February 2004, the other nine shareholder representatives whose election at the 2003 annual general shareholders' meeting of the Bank had been challenged, were also appointed by court. See "Business of HVB Group—Legal Proceedings—Election of Shareholder Representatives on HypoVereinsbank's Supervisory Board."

The members of the Supervisory Board elect the Chairman and two Deputy Chairmen of the Supervisory Board. HypoVereinsbank's Supervisory Board meets at least twice in each half of the calendar year. In fiscal year 2003, the Supervisory Board held seven meetings. At least half of the members of the Supervisory Board must be present or represented to constitute a quorum. Resolutions are generally passed by a simple majority of the votes cast unless statutory provisions require a different majority. In the event of a deadlock, each member of the Supervisory Board may request a second vote. If such second vote again results in a deadlock, the Chairman, who is invariably a representative of the shareholders, has the deciding vote.

The current members of the Supervisory Board of HypoVereinsbank, their principal occupations, the year in which each member first served on the Supervisory Board, the year in which the current term of each member expires, and each member's membership in statutory supervisory boards in Germany outside the HVB Group (as of January 31, 2003) are as follows:

Name	Year of first election	Expiration of term	Principal Occupation and Membership of Statutory Supervisory Boards in Germany outside the HVB Group
Dr. Dr. h.c. Albrecht Schmidt, Chairman[1]	2003	2008	Former Spokesman of the Management Board of HypoVereinsbank, Member of the supervisory boards of Münchener Rückversicherungs-Gesellschaft AG and Siemens AG
Peter König, Deputy Chairman[2]	1993	2008	Employee of HypoVereinsbank
Dr. Hans-Jürgen Schinzler, Deputy Chairman[1]	2003	2008	Member of the supervisory boards of Münchener Rückversicherungs-Gesellschaft AG, METRO AG and Deutsche Telekom AG
Dr. Manfred Bischoff[1]	2002	2008	Chairman of the board of EADS N.V.; chairman of the supervisory boards of DaimlerChrysler Luft- und Raumfahrt Holding AG and DaimlerChrysler Aerospace AG; member of the supervisory boards of FRAPORT AG, Gerling Konzern Versicherungs-Beteiligungs-AG and J.M. Voith AG
Volker Doppelfeld[1]	1998	2008	Chairman of the supervisory board of BMW AG; member of the supervisory boards of D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG and IWKA AG
Klaus Grünewald[2]	1993	2008	Head of Department, Regional Division of Bavaria (Landesbezirk) of verdi e.V., member of the supervisory board of Fiducia IT AG
Anton Hofer[2]	1998	2008	Employee of HypoVereinsbank
Max Dietrich Kley[1]	1998	2008	Chairman of the supervisory board of Infineon Technologies AG; member of the supervisory board of BASF AG
Friedrich Koch[2]	2003	2008	Employee of HypoVereinsbank
Hanns-Peter Kreuser[2]	1998	2008	Employee of HypoVereinsbank
Dr. Lothar Meyer[1]	2002	2008	Chairman of the management board of ERGO Versicherungsgruppe AG; chairman of the supervisory boards of D.A.S. Deutscher Automobilschutz Allgemeine Rechtsschutz-Versicherungs-AG, DKV Deutsche Krankenversicherung AG, Hamburg-Mannheimer Sachversicherungs-AG, Hamburg-Mannheimer Versicherungs-AG, KarstadtQuelle Lebensversicherung AG, VICTORIA Krankenversicherung AG, VICTORIA Lebensversicherung AG, VICTORIA Versicherung AG; member of the supervisory board of KarstadtQuelle Versicherung AG
Dr. Dieter Münich[1]	2004	2008[3]	Attorney-at-law; former Chief Legal Counsel of HypoVereinsbank; chairman of the supervisory board of Tivoli Grundstücks-AG; member of the supervisory boards of HVB Immobilien AG and Internationales Immobilien-Institut GmbH
Herbert Munker[2]	2003	2008	Employee of HypoVereinsbank
Dr. Siegfried Sellitsch[1]	2001	2008	Chairman of the management board of Wiener Städtische Wechselseitige Versicherungsanstalt-Vermögensverwaltung
Prof. Dr. Wilhelm Simson[1]	2002	2008	Member of the supervisory boards of Degussa AG, E.ON AG and Frankfurter Allgemeine Zeitung GmbH
Prof. Dr. Dr. h.c.Hans-Werner Sinn[1]	2000	2008	President of the ifo-Institute for Economic Research
Maria-Magdalena Stadler[2]	2003	2008	Employee of HypoVereinsbank
Ursula Titze[2]	2003	2008	Employee of HypoVereinsbank
Jens-Uwe Wächter[2]	2003	2008	Employee of Vereins- und Westbank AG
Helmut Wunder[2]	1993	2008	Employee of HypoVereinsbank

(1) Appointed by court.
(2) Representative of employees.
(3) Dr. Münch intends to resign from his appointment as of the end of the annual general shareholders' meeting on April 29, 2004.

The Supervisory Board has the authority to form committees and delegate to such committees certain of its authorities. It has established the following five committees:

- The *Executive Committee* is, in cooperation with the Management Board, responsible for succession planning and proposals regarding the appointment and removal of members of the Management Board. It is also responsible for deciding the terms of the service contracts and other contractual arrangements with members of the Management Board. In particular, the Executive Committee determines the salaries and other compensation components, including pension benefits, for the members of the Management Board. It is also responsible for the approval of any external activities of members of the Management Board, in particular the occupation of seats on supervisory boards of companies outside HVB Group. Furthermore, the Executive Committee is responsible for the representation of HypoVereinsbank vis-à-vis members of the Management Board (pursuant to Section 112 of the German Stock Corporation Act) and the approval of material transactions between HypoVereinsbank and its affiliated enterprises on the one hand and members of the Management Board or any person or company associated with them on the other hand. The Executive Committee is also responsible for the approval of agreements between HypoVereinsbank and members of the Supervisory Board, in particular of consultancy agreements and other contracts for services (pursuant to Section 114 of the German Stock Corporation Act), and for the approval of loans pursuant to Section 15 of the German Banking Act. The Executive Committee held ten meetings in fiscal year 2003. The present members of the Executive Committee are Dr. Schmidt, Mr. König and Dr. Schinzler.

- The *Strategy and Business Development Committee* consults with the Management Board on questions of general business strategy and development. The Strategy and Business Development Committee is responsible for deciding upon, *inter alia*, the approval of capital measures of up to 10% of the share capital that require the consent of the Supervisory Board; the acquistion of real estate if the purchase price exceeds € 1 million; the approval of investments and disinvestments the amount of which exceeds 1% of HypoVereinsbank's regulatory banking capital at the end of the preceding fiscal year; the appointment of senior officers holding a general power of attorney to represent the Bank (*Prokuristen*); the establishment or closure of branches; and the amendment of the Bank's articles of association if such amendment concerns only the form of the articles. Furthermore, the Management Board is required to report to the Strategy and Business Development Committee on, *inter alia*, the business strategy and the current status of its implementation; the development of HVB Group's business; any material changes to the organizational structure of HVB Group; and transactions that may be material for the profitability or liquidity of HypoVereinsbank. The Strategy and Business Development Committee held five meetings in fiscal year 2003. The present members of the Strategy and Business Development Committee are Dr. Schmidt (chairman), Mr. König, Dr. Schinzler, Prof. Dr. Sinn and Mr. Wunder.

- The *Audit Committee* is responsible for, *inter alia*, reviewing the consolidated and unconsolidated annual financial statements of HVB Group and HypoVereinsbank, respectively; reviewing the interim reports of HVB Group; preparing the Supervisory Board's proposal to the annual general shareholders' meeting regarding the election of the independent auditors; and mandating the independent auditors elected by the annual general shareholders' meeting. Moreover, the Management Board is required to report to the Audit Committee, *inter alia*, the results of any internal or external audits, the compliance with and the development of, the Bank's regulatory capital ratios, and the compliance with data protection and internal compliance regulations. The Audit Committee held four meetings in fiscal year 2003. The present members of the Audit Committee are Dr. Meyer (chairman), Mr. Hofer, Mr. Kley, Mr. Munker and Dr. Schmidt.

- The *Risk Committee* consults with the Management Board on questions regarding the risks encountered by HVB Group. The Management Board is required to report to the Risk Committee on risk management; the market, credit and country risks of exposures exceeding a certain amount; liquidity and funding risk, operational risk; legal risk and reputational risk. The Risk Committee, which was newly established in July 2003, held one meeting in fiscal year 2003. The present members of the Risk Committee are Dr. Schmidt (chairman), Mr. Kreuser, Dr. Sellitsch, Prof. Dr. Simson and Mr. Wächter.

- The *Mediation Committee* is responsible for making proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in those cases where the Supervisory Board is unable to reach a two-thirds majority decision with respect to the appointment or dismissal. In voting on such proposals, members of the Management Board are dismissed or appointed by a simple majority of the votes cast. In fiscal year 2003, there was no need for the Mediation Committee to meet. The present members of the Mediation Committee are Dr. Schmidt, Mr. König, Dr. Schinzler and Ms. Titze.

Compensation

Management Board

HypoVereinsbank has entered into service agreements with each of the members of its Management Board. These agreements provide for a fixed salary component, an annual performance bonus and a stock bonus, which depends on the market performance of HypoVereinsbank's shares. For 2003, the aggregate fixed and performance-based remuneration by entities within HVB Group to members of HypoVereinsbank's Management Board was € 8 million. For 2003, the Supervisory Board decided to allot shares of HypoVereinsbank with a corresponding value totaling € 2 million as stock bonuses to members of the Management Board. An aggregate amount of € 17 million was paid to former members of HypoVereinsbank's Management Board and their surviving dependents (including former members of the management boards of Vereinsbank and HYPO-Bank and their respective surviving dependents) in 2003. At December 31, 2003, the aggregate pension reserve for retired Management Board members amounted to € 100 million.

Supervisory Board

The compensation of the Supervisory Board members is set forth in HypoVereinsbank's articles of association, as amended by its shareholders from time to time at its general shareholders' meetings. The compensation of Supervisory Board members generally consists of a fixed annual remuneration and a dividend-based bonus. At present, each member of the Supervisory Board receives a fixed remuneration totaling € 15,000 each year and a dividend-based bonus of € 400 for each € 0.01 by which the dividend per share exceeds € 0.12. The chairman of the Supervisory Board receives twice as much of this remuneration and deputy chairmen receive one and a half as much of this remuneration. In addition, the Supervisory Board has a total amount of € 370,000 per year at its disposal, the distribution of which it may determine in its discretion. Supervisory Board members are also reimbursed for all cash expenses and any value added tax (*Umsatzsteuer*) they incur in connection with their functions as members of the Supervisory Board. Employee representatives on the Supervisory Board also continue to receive their salaries.

For 2003, the aggregate remuneration by entities within HVB Group to members of HypoVereinsbank's Supervisory Board was € 1 million.

Holdings of Shares of HypoVereinsbank

On the date of this Offering Circular, no member of the Management Board or the Supervisory Board directly or indirectly holds shares of HypoVereinsbank or options exceeding 1% of the total share capital issued by the Bank. In addition, the total holdings of all the members of the Management Board and the Supervisory Board does not exceed 1% of the shares issued by the Bank. As of March 1, 2004, the members of the Management Board held a total number of 39,800 ordinary bearer shares and the members of the Supervisory Board held a total number of 22,800 ordinary bearer shares of HypoVereinsbank.

Loans

At December 31, 2003, the aggregate amount of outstanding loans by entities within the HVB Group to members of HypoVereinsbank's Management Board amounted to € 9 million. The corresponding amount for the members of the Supervisory Board was € 2 million. The maturities of these loans range from one to 33 years. These loans were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Employees

Number of Employees

The following table shows the number of HypoVereinsbank's employees, based on actual headcount, as of December 31, 2003, 2002 and 2001, broken down by type of employee.

	As of December 31,		
	2003	2002	2001
HypoVereinsbank	**18,528**	**21,969**	**22,847**
thereof:			
Trainees	1,199	1,646	1,824
Part-time employees	3,467	3,972	3,882
Employees on temporary contracts	21	309	421
Short-term employees	23	16	188
Pre-retirement part-time employees	949	929	845

The following table shows the number of employees, based on actual headcount (including part-time employees), of HVB Group as of December 31, 2003, 2002 and 2001, broken down by region.

	As of December 31,		
	2003	2002	2001
HVB Group	**60,214**	**65,926**	**69,520**
thereof:			
Germany	27,359	32,901	34,387
Austria	13,038	13,381	14,151
Central and Eastern Europe	18,107	16,820	17,999
thereof: Poland	11,588	12,587	14,686
Rest of world	1,710	2,824	2,983

Since the end of 2001, HVB Group has steadily reduced its staffing levels. In 2002, the total number of employees of HVB Group decreased by 3,594, or 5.2%. In Germany, the decrease in personnel by 1,486, or 4.3%, was mainly due to reduction of redundancies and deconsolidation of companies. In Austria, the personnel reduction was primarily the result of the continued implementation of BA-CA Group's integration strategy following the acquisition of Creditanstalt AG by Bank Austria AG in 2000. In particular, the synergies stemming from BA-CA Group's integration program "Banking for success", which was completed in the course of 2002, facilitated a reduction in headcount through natural attrition. At the Group's Polish operations, the reduction in headcount by 2,099 or 14.3% from year-end 2001 to year-end 2002, primarily reflects the rationalization and integration of operations following the merger of the two banking subsidiaries Bank Przemyslowo Handlowy S.A. and Powszechny Bank Kredytowy S.A. at the end of 2001. The reduction in employees in the Group's Polish operations was partly offset by an increase in headcount of 920, or 27.8%, in the Group's operations in Central and Eastern European countries other than Poland. The increase in number of employees in other Central and Eastern European countries reflects the expansion of HVB Group in that region, in particular, in Croatia.

In 2003, the total number of employees of HVB Group decreased by 5,712, or 8.7%. In Germany, a decrease in personnel by 2,684 (out of a total decrease of 5,542 or 16.8%) was attributable to staff cuts at HypoVereinsbank and Vereins- und Westbank, which were implemented predominantly through termination agreements in the course of the 2003 transformation program. Furthermore, the spin-off of Hypo Real Estate Group and the sale and deconsolidation of norisbank AG accounted for reductions in headcount of 1,672 and 1,119, respectively. In Austria, the decrease in personnel of 343 was mainly due to a decrease of the number of employees of Bank Austria Creditanstalt. In Central and Eastern Europe, the increase in personnel of 1,287, or 7.7%, was mainly due to the first-time consolidation of subsidiaries. For example, the Bulgarian subsidiary Commercial Bank Biochim AD accounted for an increase in headcount of 1,590, which was partly offset by a decrease in headcount in the Group's Polish operations of 999, or 7.9%.

Relationships with Employees

HypoVereinsbank and Vereins- und Westbank are members of the employers' association *Arbeitgeberverband des privaten Bankgewerbes e.V.* and are bound by certain collective bargaining agreements which apply to the majority of their employees. As a general rule, collective bargaining agreements on employees' compensation are renegotiated annually. In Austria, Bank Austria Creditanstalt and its material Austrian subsidiaries are bound by certain collective bargaining agreements. The collective bargaining agreements are supplemented by specific agreements with HVB Group's works councils (*Betriebsräte*) dealing with various matters, including, among others, social and workplace-related allowances. In Germany, a works council (*Betriebsrat*), whose members are elected by the employees, represent the interests of the employees vis-à-vis the employer in accordance with the German Works Council Act (*Betriebsverfassungsgesetz*). Works councils must be notified in advance of, and have the right to comment on, proposed employee terminations, relocations and other matters, and have co-determination rights in respect of certain social matters, including working-hours models and rules of conduct, which have to be agreed by entering into a specific company agreement (*Betriebsvereinbarung*) with the works council. At HypoVereinsbank, works councils exist at the level of branches and a central works council (*Gesamtbetriebsrat*) exists at company level. At HVB Group level, a group works council (*Konzernbetriebsrat*), as well as a Euro Council, *i.e.*, a pan-European works council, have been established.

Management considers relations with the Group's employees and works councils to be good. In the past three years, there has been no disruption of work as a result of labor unrest that had a material adverse effect on HVB Group's results of operations. In connection with the renegotiation of salaries in 2002, HypoVereinsbank and Vereins- und Westbank experienced strikes at several German branches, which, however, in no event lasted for more than one day and which caused no material disruption to their respective operations. These strikes were primarily motivated by disagreements regarding the introduction of a new compensation system, which was eventually implemented through a collective bargaining agreement.

To reward teamwork and enhance incentives to meet individual goals, HVB Group maintains a performance and profit-based compensation system that applies to its employees in Germany. Similar compensation systems are applied in Austria and across Central and Eastern Europe.

Obligations of HVB Group under post-employment benefit schemes exist primarily at the level of HypoVereinsbank, Vereins- und Westbank and Bank Austria Creditanstalt. In December 2003, HypoVereinsbank established, with HVB Trust e.V. ("HVB Trust") and HVB Security e.V. ("HVB Security"), a Contractual Trust Arrangement (CTA). Through the transfer of corresponding assets to HVB Trust as trustee, HypoVereinsbank established plan assets for the external financing of approximately € 1,613 million in pension obligations relating to defined benefit plans and € 53 million in obligations relating to pre-retirement part-time working arrangements. For further information on the accounting treatment of HVB Group's retirement benefit plans, see "Operating and Financial Review and Prospects—Introduction—Significant Accounting Policies—Accounting for Post-Employment Benefits" and notes to the 2003 HVB Group Financial Statements. The transfer of plan assets and obligations by HypoVereinsbank to HVB Trust does not affect the Bank's obligations vis-à-vis its (former) employees. However, to the extent that HypoVereinsbank makes payments to its employees on the obligations transferred to HVB Trust, it will have a reimbursement claim against HVB Trust. Should HypoVereinsbank, for any reason, be permanently unable to meet its obligations under its defined benefit plans or pre-retirement part-time working arrangements, the plan assets of HVB Trust will be transferred to HVB Security. HVB Security will then be obligated to perform HypoVereinsbank's obligations vis-à-vis its (former) employees out of, and limited to, the plan assets.

Currently, no employee stock option or appreciation rights arrangements exist at HypoVereinsbank.

Employee Stock Ownership Program

HypoVereinsbank has established an employee stock ownership program. Under this program, the Bank offers its employees an opportunity once annually to purchase its shares within a limited period of time at a discounted price. Employees of certain subsidiaries of HypoVereinsbank may also participate. In 2002, 17,444 employees of HypoVereinsbank and 1,981 employees of subsidiaries of the Bank purchased an aggregate number of 335,067 HypoVereinsbank shares at a purchase price of € 25.30 per share. However, in accordance with a specific company agreement entered into with the Bank's works council in March 2003, HypoVereinsbank has suspended its employee stock ownership program for the years 2003 and 2004. In those years, however, HypoVereinsbank's employees may elect to use the statutory capital accumulation benefits they are entitled to receive from HypoVereinsbank under German law (up to € 480 per employee each year) to purchase HypoVereinsbank shares without a discount from the Bank. Accordingly, in 2003, only 1,377 employees of HypoVereinsbank and 179 employees of certain subsidiaries of HypoVereinsbank acquired an aggregate number of 43,712 shares in HypoVereinsbank at a non-discounted purchase price of € 15.15 per share. HypoVereinsbank had acquired those shares on the stock exchange.

Description of HypoVereinsbank's Share Capital

Set out below is a summary of certain material information in relation to HypoVereinsbank's share capital as well as a summary of certain provisions of HypoVereinsbank's articles of association (Satzung) and German stock corporation law. The articles of association of HypoVereinsbank were last amended on February 25, 2004.

Share Capital

As of the date of this Offering Circular, following the registration of the implementation of the capital increase resolved on February 25, 2004 with the commercial register on March 1, 2004, the stated share capital of HypoVereinsbank amounts to € 2,252,097,420.00 and is divided into:

- € 2,208,436,620.00 of common stock, divided into 736,145,540 no-par value ordinary bearer shares; and
- € 43,660,800.00 of preferred stock, divided into 14,553,600 registered no-par value preference shares with restricted transferability.

All shares issued by HypoVereinsbank are no-par value shares (*Stückaktien*) with a notional nominal value (the proportional amount of the share capital attributable to each share) of € 3.00 per share.

At the date of this Offering Circular, pursuant to HypoVereinsbank's share register, all of the Bank's outstanding preference shares are held by Bayerische Landesstiftung, a charitable public law foundation. For further information on the Bank's shareholder structure, see "Relationships and Transactions with Major Shareholders and Certain Other Parties—Major Shareholders."

Certification and Transferability

Most of the shares of HypoVereinsbank are represented by several global share certificates. Nonetheless, individual share certificates are still in issue. Pursuant to HypoVereinsbank's articles of association, to the extent that HypoVereinsbank has issued global share certificates, the Bank's shareholders have no right to receive individual share certificates.

The transferability of the Bank's ordinary shares is not restricted. Any transfer of registered preference shares and subscription rights relating thereto requires the Bank's approval.

General Information on Capital Measures

An increase of the share capital of HypoVereinsbank requires a resolution of the general shareholders' meeting. Moreover, the general shareholders' meeting may authorize by resolution HypoVereinsbank's Management Board to increase, with the approval of the Supervisory Board, the share capital by issuing new shares up to a specified total nominal amount, which may not exceed 50% of the share capital existing at the time of registration of such shareholders' resolution, within a specified period not exceeding five years (authorized capital). HypoVereinsbank's shareholders may also resolve to create conditional capital but only for specific purposes, *e.g.*, to issue conversion or subscription rights to holders of convertible bonds and certain similar instruments, in preparation for a merger with another company or to issue subscription rights to employees and members of the management of HypoVereinsbank or of an affiliated company. In any event, the total nominal amount of the conditional capital may not exceed 50% of the share capital existing at the time of the passing of the resolution relating to the conditional capital increase. In addition, the nominal amount of any conditional capital for granting subscription rights to employees and members of the management of HypoVereinsbank or of an affiliated company may not exceed 10% of the share capital existing at the time of the passing of the resolution relating to such conditional capital increase.

In general, the passing of each of the shareholders' resolutions described above requires a majority of the votes cast and a majority of at least 75% of the share capital represented at the general shareholders' meeting at the time of the passing of the resolution. For a shareholders' resolution of HypoVereinsbank on a regular capital increase through the issuance of new ordinary shares only, however, a single majority of the share capital represented at the general shareholders' meeting at the time of the passing of the resolution, in addition to a majority of the votes cast, is sufficient.

As a general rule, a shareholders' resolution adopting a reduction of the share capital requires a majority of at least 75% of the share capital represented at the general shareholders' meeting at the time of the passing of the resolution.

Changes in Share Capital Since 2001

Since January 1, 2001, HypoVereinsbank's share capital has undergone the following changes:

- By resolution of the Management Board of March 20, 2001 and with the consent of the Supervisory Board of the same day, HypoVereinsbank's share capital of € 1,606,466,103.00 was increased by € 2,400,000 through partial use of the authorized capital created in May 2000 by issuing 800,000.00 new ordinary bearer shares against cash contributions. The new ordinary shares were issued to employees of HVB Group. The capital increase was registered with the commercial register on April 4, 2001. Following this capital increase, HypoVereinsbank's share capital amounted to € 1,608,866,103.00, divided into 521,735,101 ordinary bearer shares and 14,553,600 registered preference shares.
- In preparation for the spin-off of substantial portions of HVB Group's commercial real estate finance activities, HypoVereinsbank reduced its share capital by redeeming one ordinary bearer share. The capital reduction became effective on September 29, 2003, immediately prior to the registration of the spin-off. As a result, at the time of the spin-off, HypoVereinsbank's fully paid share capital amounted to € 1,608,866,100.00, divided into 521,735,100 ordinary bearer shares and 14,553,600 registered preference shares.
- The capital increase by € 643,231,320.00 in connection with the Offering described in this Offering Circular was resolved by the Management Board on February 25, 2004, with the approval of the Supervisory Board granted on the same day, and registered with the commercial register on March 1, 2004. For further information, see "—Capital Increase with Respect to the New Shares."

Capital Increase with Respect to the New Shares

The New Shares offered in this Offering Circular were issued through partial use of the authorized capital of HypoVereinsbank pursuant to Section 5(2) of the Bank's articles of association. This authorized capital was resolved by the Bank's general shareholders' meeting on May 22, 2001 and registered with the local court of Munich on October 31, 2001. See "—Authorized Capital." On February 25, 2004, the Management Board resolved, with the approval of the Supervisory Board granted on the same day, to increase, through partial use of the authorization granted by the general shareholders' meeting on May 22, 2001, the Bank's share capital of € 1,608,866,100.00 by € 643,231,320.00 to € 2,252,097,420.00 by issuing 214,410,440 new ordinary bearer shares, each with a notional nominal value of the Bank's share capital of € 3.00 per share and entitling its holder to full dividend rights as of fiscal year 2004. The New Shares were subscribed for by the Underwriters or companies affiliated with them with the obligation to offer them at the subscription price to the ordinary shareholders and the preference shareholder of the Bank at a ratio at which they may subscribe for two New Shares for every five old shares of the Bank. Of the total issue price of € 643,231,320.00 for the New Shares, prior to implementation of the capital increase, the Underwriters paid an amount of 25% of the notional nominal value per share (i.e. € 0.75), in total € 160,807,830.00. The Underwriters agreed to pay the remaining 75% of the notional nominal value to the Bank by April 1. Following payment of the remaining notional nominal value, the global share certificate for the New Shares will be issued and deposited with Clearstream Banking AG. The implementation of the capital increase was registered with the commercial register at the local court in Munich on March 1, 2004. Therefore, the current share capital of HypoVereinsbank amounts to € 2,252,097,420.00, divided into 736,145,540 ordinary bearer shares and 14,553,600 registered preference shares.

Authorized Capital

By resolution of the annual general shareholders' meeting of May 22, 2001, HypoVereinsbank's Management Board, with approval by the Supervisory Board, was authorized to increase the Bank's share capital until May 22, 2006 by up to € 780 million through one or more issues of either (i) new ordinary shares only, or (ii) new ordinary shares and preference shares vested with the same rights as the existing preferred stock, against contributions in cash or in kind. If only ordinary shares are issued, ordinary and preference shareholders have subscription rights according to their respective interest in HypoVereinsbank's share capital. If ordinary and preference shares are issued, existing preference shareholders have subscription rights with respect to new preference shares only, and existing ordinary shareholders have subscription rights for new ordinary shares only. The Management Board is authorized, however, to exclude, with the approval of the Supervisory Board, subscription rights in the following cases:

- in respect of remainder shares resulting from the application of the subscription ratio;
- to allow for up to five million ordinary shares in an aggregate nominal amount of up to € 15 million to be issued to employees;
- to allow for up to 50 million ordinary shares in an aggregate nominal amount of up to € 150 million to be issued against contributions in cash, provided that the issue price of the new shares is not significantly lower than the average stock exchange price of HypoVereinsbank shares for a certain period immediately prior to the issuance of the new shares; or
- to allow for up to 260 million ordinary shares in an aggregate nominal amount of up to € 780 million to be issued against contributions in kind for the acquisition of companies or company participations.

HypoVereinsbank's authorized capital described above was used to create the New Shares issued in connection with the Offering. See "—Capital Increase with Respect to the New Shares." After a partial use of the authorized capital through the issuance of the New Shares, the remaining authorized capital of HypoVereinsbank amounts to € 136,768,680.00.

In view of the partial use of the authorized capital resolved by the general shareholders' meeting of the Bank on May 22, 2001, the Management Board and the Supervisory Board of HypoVereinsbank will propose to the general shareholders' meeting on April 29, 2004 to cancel the remaining authorized capital and to create a new authorized capital, by which the Management Board, with the consent of the Supervisory Board, will be authorized to increase the Bank's share capital until April 29, 2009, through one or more issues, by issuing up to 330,000,000 new shares in an aggregate nominal amount of up to € 990,000,000.00 against contributions in cash or in kind. Either ordinary bearer shares or ordinary bearer shares together with non-voting preference shares vested with the same rights as the existing preferred stock may be issued. Shareholders must be granted subscription rights. If ordinary and preference shares are issued, the existing preference shareholder has subscription rights with respect to new preference shares only, and existing ordinary shareholders have subscription rights for new ordinary shares only. Through such issue, the percentage of preference shares in the Bank's share capital may not be increased. The Management Board will be authorized to exclude, with the approval of the Supervisory Board, subscription rights (i) in respect of remainder shares resulting from the application of the subscription ratio, or (ii) to allow for up to 5,000,000 ordinary shares in an aggregate nominal amount of up to € 15,000,000.00 to be issued to employees. The Management Board will also be authorized to exclude, with the approval of the Supervisory Board, subscription rights to allow for up to 70,000,000 new ordinary bearer shares in an aggregate nominal amount of € 210,000,000.00 to be issued against contributions in cash, provided that the issue price of the new shares is not significantly lower than the average stock exchange price of HypoVereinsbank shares. Furthermore, the Management Board will be authorized to exclude, with the approval of the Supervisory Board, subscription rights to allow for up to 330,000,000 new ordinary shares in an aggregate nominal amount of € 990,000,000 to be issued against contributions in kind for the acquisition of companies or company participations.

Conditional Capital

On May 14, 2003, the annual general shareholders' meeting of HypoVereinsbank resolved to authorize the Management Board to issue, through May 14, 2008, in one or more transactions, bonds with warrants attached, convertible bonds, participation certificates with option or conversion rights and/or an obligation to convert them into ordinary shares of HypoVereinsbank, or bonds with participation rights (with or without option or conversion rights or obligations) with an aggregate nominal amount or issue price of up to € 1.5 billion. In relation thereto, the general shareholders' meeting resolved to create conditional share capital in a total nominal amount of € 375 million, authorizing the issuance of up to 125 million ordinary shares. The conditional capital increase may be implemented only for the purpose of granting ordinary shares to the holders of bonds and profit participation certificates issued pursuant to the above authorization. The new ordinary shares must be issued at the respective option or conversion price determined in accordance with the above mentioned authorization. The conditional capital increase will only be implemented if bonds or profit participation certificates with option or conversion rights or conversion obligations are issued, and only to the extent that these rights are exercised or the holders obligated to convert their bonds/certificates fulfill this obligation. Any new shares resulting from the exercise of option/conversion rights or the fulfillment of conversion obligations will participate in profits from the beginning of the fiscal year of HypoVereinsbank in which they are issued.

Subscription Rights

Under the German Stock Corporation Act, every shareholder generally has subscription rights with respect to the issuance of new shares (as well as to the issuance of bonds convertible into shares, bonds with warrants attached to purchase shares, participation certificates and bonds with participation rights). In general, subscription rights are freely transferable and may be traded on the German stock exchanges for a determined number of days prior to the final date for the exercise of the rights. Pursuant to the German Stock Corporation Act, shareholders' subscription rights may be excluded only in certain circumstances and only upon a resolution passed by a majority of the votes cast and a majority of at least 75% of the share capital represented at the general shareholders' meeting at the time of the passing of the resolution on the capital increase or on the creation of authorized capital, as the case may be.

Acquisition of Own Shares by HypoVereinsbank

Under the German Stock Corporation Act, HypoVereinsbank may not purchase any of its own shares, subject to certain limited exceptions.

By resolution of the annual general shareholders' meeting on May 14, 2003, HypoVereinsbank has been authorized until October 31, 2004 to buy and sell own shares as stated below:

- for trading purposes pursuant to Section 71(1) no. 7 of the German Stock Corporation Act. The consideration may not deviate by more than 10% from the share's average trading price in the final auction on the XETRA trading system on the three consecutive trading days preceding each transaction. The amount of shares acquired for this purpose may not exceed 5% of HypoVereinsbank's issued share capital at the end of each day;
- for purposes other than trading pursuant to Section 71(1) no. 8 of the German Stock Corporation Act. Purchases may only be made on a stock exchange or through a public tender offer to all shareholders. In the event of a purchase on a stock exchange, the consideration may not deviate by more than 10% from the share's average trading price in the final auction on the XETRA trading systems on the three consecutive trading days preceding each transaction. In the event of a public tender offer, the offer price may not deviate by more than 10% from the closing price in XETRA trading on the third trading day prior to the day of public announcement of the offer. Shares acquired pursuant to this authorization may be sold over a stock exchange, through an offer to all shareholders or in any other manner, provided the shares acquired are sold at a price that is not significantly below the market price of the Bank's shares at the time of disposal. The Management Board is also authorized to sell the acquired shares if this is done for the purpose of acquiring enterprises or participating interests in enterprises. Furthermore, the Management Board is authorized to use the acquired shares to fulfill option rights, conversion rights or obligations arising from convertible bonds, bonds with warrants attached, dividend bonds or participation certificates with option or conversion rights issued by the Bank or one of its directly or indirectly held subsidiaries. The Supervisory Board is entitled by the aforementioned authorization to allocate acquired shares to the members of the Management Board in an amount of up to € 10 million per fiscal year as stock bonus without consideration. The allocation of stock is to be determined on the basis of the development of the average share price of HypoVereinsbank's shares over the past fiscal year as compared to the development of a weighted average price of a comparative basket (comparative index) of stocks consisting of no less than eight European financial institutions comparable to the Bank in structure and size. In addition, the Management Board is authorized to redeem, with the approval of the Supervisory Board and without any additional shareholders' resolution, any treasury stock, in whole or in part, that was acquired pursuant to the above authorization.

The Management Board and the Supervisory Board of HypoVereinsbank will propose to the general shareholders' meeting on April 29, 2004 to renew the aforementioned authorizations pursuant to Section 71(1) nos. 7 and 8 of the German Stock Corporation Act for a period until September 30, 2005. In deviation of the contents of the above described authorization pursuant to Section 71(1) no. 8 of the German Stock Corporation Act, the Supervisory Board will be entitled pursuant to the new authorization in accordance with Section 71(1) no. 8 of the German Stock Corporation Act to allocate treasury shares to the members of the Management Board in an aggregate amount of up to € 8 million per fiscal year as stock bonus without consideration.

Shares acquired pursuant to Section 71(1) nos. 7 and 8 of the German Stock Corporation Act, together with any other treasury stock already purchased and held by the Bank, may not exceed 10% of the Bank's issued capital stock.

As of December 31, 2003, HypoVereinsbank did not hold any of its own shares other than for trading purposes.

Profit Participation Rights

In 1997, HypoVereinsbank issued 1,000,000 profit participation certificates (*Genussscheine*), each with a nominal amount of DM 1000.00. As a result of the spin-off of substantial portions of HVB Group's commercial real estate financing activities to the new Hypo Real Estate Group, which became effective on September 29, 2003, the nominal amount of each outstanding profit participation certificate was converted to DM 100.00, and the aggregate nominal amount of HypoVereinsbank's outstanding profit participation certificates was reduced to DM 800,000,000.00 (€ 409,033,504.96). Hypo Real Estate Holding AG assumed obligations arising from profit participation certificates in an aggregate nominal amount of DM 200,000,000.00 (€ 102,258,376.24). On September 30, 2003, HypoVereinsbank paid the total nominal amount of those profit participation certificates to Hypo Real Estate Holding AG as compensation for the repayment of the nominal amount to the holders. See also "Relationships and Transactions with Major Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationship with Hypo Real Estate Group—HypoVereinsbank's Financing Commitment with respect to Interest Payments under Hypo Real Estate Holding AG's Outstanding Profit Participation Certificates."

From 1998 to the date of this Offering Circular, no further profit participation certificates were issued by HypoVereinsbank. Hence, as of the date of the Offering Circular, the aggregate nominal amount of HypoVereinsbank's outstanding profit participation certificates was € 409,033,504.96.

The outstanding profit participation certificates do not confer shareholders' rights, such as the right to attend, participate or vote at general shareholders' meetings of HypoVereinsbank. They rank subordinate to the rights of all other creditors of HypoVereinsbank. In case of insolvency or liquidation of HypoVereinsbank, the profit participation certificates will be served after all other creditors' claims will have been satisfied but prior to any shareholders' claims. The conditions of the profit participation certificates provide for an annual distribution of 6.75% of the nominal amount of each profit participation certificate. Distributions to holders of profit participation certificates take priority over dividend payments to shareholders. To the extent that full disbursement of the distributions payable to holders of profit participation certificates would result in a net loss of HypoVereinsbank for the relevant fiscal year, the amount of the distribution payable per profit participation certificate would be reduced accordingly pursuant to the terms and conditions of the profit participation certificates. In such case, the amount of such reduction will be payable out of net profits in subsequent fiscal years through the end of the term of the profit participation certificates (*i.e.*, December 31, 2007). The following applies for fiscal year 2003: HypoVereinsbank currently believes that it will report profits in subsequent years allowing repayment to be made at the nominal amount. Therefore, for fiscal year 2003, the full distribution of 6.75% of the nominal amount will be made. See note 62 to the 2003 HVB Group Financial Statements.

HypoVereinsbank's outstanding profit participation certificates grant no subscription rights with respect to new HypoVereinsbank shares or additional profit participation certificates in the case of a capital increase of HypoVereinsbank. By resolution of HypoVereinsbank's annual general shareholders' meeting of May 3, 2000, the Management Board has been authorized to issue, through May 3, 2005, through one or more issues, new profit participation certificates in an aggregate nominal amount of up to € 1,000,000,000.00. The Management Board and the Supervisory Board of HypoVereinsbank will propose to the general shareholders' meeting on April 29, 2004 to cancel this authorization and to authorize the Management Board, to issue until April 29, 2009, through one or more issues, profit participation certificates in bearer form and with a term of up to 30 years and in an aggregate nominal amount of € 1,000,000,000.00. Shareholders of HypoVereinsbank will have subscription rights if profit participation rights are issued, but the Management Board is authorized to exclude such subscription rights if the terms and conditions of the new participation certificates are similar to those of debt obligations.

Voting Rights and General Shareholders' Meetings

Each ordinary share entitles its holder to one vote at general shareholders' meetings of HypoVereinsbank. Preference shareholders are generally not entitled to vote, except, pursuant to the Stock Corporation Act, on matters affecting their preferential rights, such as changes in the rate of the preferential dividend or the issuance of additional preference shares or other share capital that rank equal to or above the preference shares. Any resolution taken on matters affecting the preferential rights of the preference shareholders requires a majority of 75% of votes cast in the meeting of preference shareholders at which the vote is taken. Furthermore, preference shareholders acquire the same voting rights as ordinary shareholders if (i) the preferential dividend is not paid in full in any given year and (ii) any such shortfall is not paid in the next following year, together with the full preferential dividend for such year. The voting rights remain effective until the shortfall and all preferential dividends that become due prior to the payment of the shortfall have been paid in full. HypoVereinsbank's preference shareholder was paid no preferential dividend for fiscal year 2002. In addition, the HypoVereinsbank Financial Statements, as approved by the Bank's Supervisory Board on March 10, 2004, do not show any distributable balance sheet profits for fiscal year 2003. Because of the fact that the preferential dividend for fiscal year 2003 could not be paid in full, together with the full preferential dividend for fiscal year 2002, HypoVereinsbank's preference shareholders acquired the same voting rights as HypoVereinsbank's ordinary shareholders upon the approval of the HypoVereinsbank Financial Statements for fiscal year 2003.

Shareholders may pass resolutions at a general shareholders' meeting by a majority of the votes cast (simple majority), unless a larger majority or any further requirements are stipulated by law. For example, the dismissal of members of the Supervisory Board requires a super-majority of 75% of the votes cast. Furthermore, certain shareholders' resolutions require, in addition to a simple majority of the votes cast, a super-majority of 75% of the share capital represented at the general shareholders' meeting at the time of the passing of the resolution. HypoVereinsbank's articles of association provide that to the extent a majority of the share capital is required, the simple majority of the share capital is sufficient, unless statutory law requires otherwise. The Stock Corporation Act and the German Transformation Act (*Umwandlungsgesetz*) require a super-majority of 75% of the share capital represented at the general shareholders' meeting at the time of the passing of the resolution, in addition to the simple majority of the votes cast, for the following resolutions, among others:

- issuance of new preference shares;
- capital decreases;
- exclusion of shareholders' subscription rights;
- creation of authorized capital or conditional capital;
- dissolution;
- merger into, or consolidation with, another company;
- split-up or spin-off;
- transfer of all of the assets;
- conclusion of intercompany agreements (*Unternehmensverträge*), including, in particular, direct control and profit and loss transfer agreements; and
- change of corporate purpose or corporate form.

A general meeting of the shareholders may be called by the Management Board, and in certain cases by the Supervisory Board. Shareholders holding in the aggregate at least 5% of the issued share capital are entitled to require the Management Board to call a general shareholders' meeting. The annual general shareholders' meeting must take place within the first eight months of the fiscal year and is called by the Management Board upon receipt of the Supervisory Board's report on the annual financial statements.

Dividends and Claims Upon Liquidation

Dividends on HypoVereinsbank's shares are paid upon joint proposal from the Management Board and the Supervisory Board based on HypoVereinsbank's audited unconsolidated year-end financial statements, subject to approval by the holders of HypoVereinsbank's ordinary shares. See "Dividends and Dividend Policy." For fiscal year 2002, HypoVereinsbank's preference shareholders acquired a preferential dividend claim of € 0.08 per share. According to the spin-off plan of the Bank dated March 26, 2003, in connection with the spin-off of substantial parts of the commercial real estate financing business of HVB Group, these arrears were split at a ratio of 4:1, whereby an amount of € 0.064 was apportioned to each preference share of the Bank and an amount of € 0.064 was apportioned to each preference share of Hypo Real Estate Holding AG. For further information on HypoVereinsbank's liability for payment obligations of Hypo Real Estate Holding AG, which were assumed by HypoVereinsbank in respect of the cumulative preferential dividend for 2002, see "Relationships and Transactions with Major Shareholders and Certain Other Parties—Certain Relationships and Transactions—Relationship with Hypo Real Estate Group—HypoVereinsbank's Liability under Section 133 of the German Transformation Act." As of fiscal year 2003, HypoVereinsbank's preference shares carry a cumulative preferential dividend of € 0.064 per share. If HypoVereinsbank's preference shareholders are not paid in full the preferential dividends for fiscal years 2002 and 2003, they will acquire the same voting rights as the Bank's ordinary shareholders, see "—Voting Rights and General Shareholders' Meetings."

If HypoVereinsbank were to be liquidated, any liquidation proceeds remaining after all of its liabilities were paid would be distributed to its shareholders in proportion to their holdings of shares. The preference shares are not entitled to a preference in liquidation but rank *pari passu* with the ordinary shares.

Disclosure of Interests in a Publicly Traded Stock Corporation

Under the German Securities Trading Act (*Wertpapierhandelgesetz*), an investor whose direct or indirect voting interest in HypoVereinsbank reaches, exceeds or, after reaching, falls below, certain thresholds must promptly, and in no event later than within seven calendar days, notify HypoVereinsbank and the BaFin in writing of this fact, including its percentage of voting rights unless an exemption has been granted. These thresholds are 5%, 10%, 25%, 50% and 75% of the voting stock of HypoVereinsbank. Furthermore, pursuant to the German Securities Acquisition and Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz*), anyone whose voting interest reaches or exceeds 30% of the voting stock of HypoVereinsbank must, within no more than seven calendar days, publish this fact, including its percentage of voting rights, in at least one supra-regional newspaper designated for exchange notices or by means of an electronically operated financial information dissemination system, and subsequently make a mandatory public tender offer to all holders of ordinary shares or preference shares in HypoVereinsbank unless an exemption has been granted.

In calculating these thresholds, the German Securities Trading Act and the German Securities Acquisition and Takeover Act attribute shareholdings to the investor based on effective, rather than direct, control of voting rights. As a matter of German law, for the period during which the respective investor fails to give the required notice, the investor is prevented from exercising the rights pertaining to its shares (including voting rights and the right to receive dividends). In addition, in case of a violation of the threshold notification requirements, a penalty may be imposed as provided for by law.

Disclosure of Significant Participations in a Banking Institution

The German Banking Act (*Kreditwesengesetz*) requires any investor intending to acquire a significant participation (*bedeutende Beteiligung*) in any banking institution to notify the BaFin and the Bundesbank without undue delay of its intention. In particular, the acquisition of 10% or more of the institution's voting rights or voting stock is deemed to be a significant participation. The required notice must contain information demonstrating the reliability of the investor and, in the case of a corporation or other legal entity, the reliability of its directors and officers. An investor with a significant participation must also notify the BaFin and the Bundesbank without undue delay of any intended increase of such participation that would exceed certain participation thresholds. These thresholds are 20%, 33% and 50% of the voting rights or voting stock. An investor holding a significant participation must also notify the BaFin and the Bundesbank without undue delay if the investor intends to reduce the participation below 10% or below one of the thresholds described above. Finally, an investor with a significant participation must notify the BaFin and the Bundesbank without undue delay of any transaction that would result in the banking institution becoming or ceasing to be the investor's subsidiary.

The BaFin may, within a period of three months following receipt of notification with respect to any of the above mentioned changes, other than with respect to decreases in participations, prohibit the intended acquisition or participation if it is not satisfied that the investor and its directors and officers are reliable, or if it determines that the participation makes the effective supervision by the BaFin of the relevant banking institution impossible. If an investor acquires a significant participation despite such prohibition or without notifying the BaFin and the Bundesbank, the BaFin may prohibit the investor from exercising the voting rights pertaining to the shares.

Underwriting

On February 25, 2004, HypoVereinsbank and the Underwriters entered into an Underwriting Agreement with respect to the subscription offer and the offering of New Shares for which subscription rights were not exercised. J.P. Morgan Securities Ltd., Lehman Brothers International (Europe) and HypoVereinsbank are the Joint Global Coordinators for the Offering.

The Underwriting Agreement provides that the obligations of the Underwriters are subject to the fulfillment of certain conditions such as the receipt of comfort letters of the auditor of HypoVereinsbank, in customary form and satisfying the requirements of the Underwriters, and other customary conditions such as the issuance of legal opinions. Pursuant to the Underwriting Agreement, the Underwriters severally agreed to underwrite for the number of New Shares set out below and to offer them for subscription to the shareholders of HypoVereinsbank. HypoVereinsbank agreed to issue the number of New Shares set out below.

Underwriters	Number of New Shares
J.P. Morgan Securities Ltd., London	85,764,176
Lehman Brothers International (Europe), London	53,602,610
Merrill Lynch International, London	32,161,566
UBS Limited, London	21,441,044
Citigroup Global Markets Ltd., London	21,441,044
Total:	**214,410,440**

The subscription price per share in the subscription offer is € 14.

Any shares that have not been subscribed for in the subscription offer will be offered through the Underwriters to institutional investors in private placements in Germany, Austria, Switzerland and elsewhere (including in the United States to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the "Securities Act")).

Pursuant to the Underwriting Agreement, the underwriters will pay to HypoVereinsbank at least the subscription price for any New Shares not subscribed for by April 5, 2004.

Pursuant to the Underwriting Agreement, HypoVereinsbank agreed to pay to the Underwriters a commission in the amount of approximately € 60 million. Furthermore, HypoVereinsbank may pay at its own discretion an additional commission of up to € 15 million. Pursuant to the Underwriting Agreement, HypoVereinsbank agreed to indemnify the underwriters from certain liabilities, including liabilities pursuant to the Securities Act.

For further information, see "The Offering".

Selling Restrictions

Pursuant to the Underwriting Agreement, the Underwriters have severally agreed to publicly offer the New Shares exclusively in Germany, Austria and Switzerland, and to refrain from offering the shares for sale in the United States except to qualified institutional buyers in reliance on Rule 144A under the Securities Act, to refrain from extending any general offers and from any general advertising of the New Shares according to Rule 502(c) under the Securities Act, to refrain from extending any public offers under Section 4(2) of the Securities Act and to refrain from engaging in any direct sales efforts in accordance with Regulation S under the Securities Act ("Regulation S").

The New Shares will not be registered under the Securities Act and may only be offered or sold in the United States or for the account of or to the benefit of a U.S. person in accordance with Regulation S, or pursuant to an exemption from the registration requirements of the Securities Act.

The sale of the New Shares in the United Kingdom is also subject to restrictions. The Underwriters have severally agreed that, prior to six months from the completion of the Offering in the United Kingdom, they will not offer or sell any New Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of that business, or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the United Kingdom Public Offers of Securities Regulation 1995 (as amended); they will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any New Shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply; and they will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by them in relation to the New Shares in, from or otherwise involving the United Kingdom.

Taxation in Germany

The following is a brief summary of the material German tax considerations that are or may become relevant to the acquisition, holding, or disposition of New Shares. This section is not meant to be a comprehensive and complete representation of all German tax considerations possibly relevant for shareholders. This summary is based upon German tax law and upon provisions of double taxation treaties entered into between Germany and other countries applicable as of the date of the issue of this Offering Circular. In both areas, the law may change and such changes may have retroactive effect.

Potential purchasers of New Shares are urged to consult their tax advisers about the tax consequences of the purchase, holding, disposition or gratuitous transfer of New Shares and the procedures for obtaining a possible refund of German withholding tax paid (*Kapitalertragsteuer*). Only such tax advisors are in a position to take into account adequately the special tax situation of the individual shareholder.

Taxation of HypoVereinsbank

German corporations are generally subject to German corporate income tax at a rate of 25% plus a 5.5% solidarity surcharge (*Solidaritätszuschlag*) thereon (for a total of 26.375%).

In addition, German corporations are subject to trade tax (*Gewerbesteuer*). The trade tax rate depends on the municipality in which the corporation maintains permanent establishments. The trade tax rate could generally be as high as 21% of the income assessed for trade tax purposes. For purposes of determining the income relevant for corporate income and trade tax purposes, the trade tax is deductible as a business expense.

Dividend distributions by corporations to HypoVereinsbank are generally exempt from corporate income tax. Such dividends are only exempt from trade tax if HypoVereinsbank has held, since the beginning of the relevant assessment period, at least 10% of the share capital of the distributing corporation. However, 5% of such tax-exempt dividends are deemed to be non-deductible business expenses for tax purposes and therefore are finally subject to corporate income and trade tax. In addition, capital gains realized by HypoVereinsbank on the disposal of shares in another corporation are, in principle, exempt from corporate income and trade tax. Capital gain is the amount by which the sales proceeds or the corresponding value after deduction of sales expenses exceeds the tax-book value at the time of the disposal. However, 5% of such capital gains are deemed to be non-deductible business expenses for tax purposes and therefore are subject to corporate income and trade tax. Losses incurred from such disposition of shares are not deductible for tax purposes. Please note that these tax exemptions as well as the corresponding deduction disallowances do not apply to the extent HypoVereinsbank holds shares that are, pursuant to Section 1(12) of the German Banking Act (*Kreditwesengesetz*), attributable to the trading book (*Handelsbuch*) of HypoVereinsbank.

The German legislature has enacted new tax laws as of January 1, 2004, which, among other things, limit the use of tax loss carryforwards for corporate income and trade tax purposes. Tax loss carryforwards in excess of EUR 1 million can only be used to offset up to 60% of the annual taxable income. As a result, at least 40% of HypoVereinsbank's annual taxable income exceeding EUR 1 million cannot be offset by HypoVereinsbank's tax loss carryforwards, and therefore, will be subject to taxation. Unused tax loss carryforwards can be carried forward indefinitely and, subject to the 60% limitation discussed above, may offset future taxable income.

Taxation of Dividends

Withholding Tax

Generally, HypoVereinsbank must withhold tax (*Kapitalertragsteuer*) on the full amount of its dividend distributions at a rate of 20% plus solidarity surcharge on such withholding tax at a rate of 5.5% (for a total of 21.1%).

Such withholding tax is generally levied irrespective of whether and to what extent the dividend distribution is taxable at the level of the shareholder and whether the shareholder resides inside or outside Germany. Certain exceptions may be available to corporate shareholders resident in an EU Member state other than Germany if they are eligible for the participation exemption under the EU Parent/Subsidiary directive.

In case of individual or corporate shareholders residing in Germany (*i.e.*, persons whose residence, habitual abode, statutory seat or place of management and control is located in Germany) as well as shareholders residing outside Germany holding their New Shares in connection with the conduct of business through a permanent establishment or a permanent representative or the performance of professional services through a fixed base in Germany, the tax withheld is credited against the shareholder's personal or corporate income tax liability or, if in excess of such liability, refunded. The same applies with respect to the solidarity surcharge on the withholding tax.

For dividend distributions to shareholders residing outside Germany the withholding tax rate may be reduced in case Germany and the country in which the shareholder resides have entered into a double taxation treaty and the shareholder does not hold New Shares in connection with the conduct of business through a permanent establishment, or a permanent representative, or the performance of personal services through a fixed base, in Germany. The reduction is granted by way of a refund of the difference between the tax withheld at the statutory rate plus solidarity surcharge and the applicable treaty rate (in general: 15%) upon application to the German Federal Office of Finance (*Bundesamt für Finanzen*, Friedhofstraße 1, 53225 Bonn, Germany). Refund forms can be obtained from the German Federal Office of Finance as well as at German embassies and consulates.

Shareholders resident in Germany

For individual shareholders holding their New Shares as private assets only half of the dividends are taken into account as taxable income (in accordance with the so-called semi income system; *Halbeinkünfteverfahren*). Such part of the dividends is subject to personal income tax at a progressive rate plus a 5.5% solidarity surcharge thereon. Correspondingly, only half of the expenses related to the dividends (*Werbungskosten*) are deductible for tax purposes.

Individual shareholders holding New Shares as private assets are entitled to an annual tax-exempt allowance for investment income (*Sparerfreibetrag*) in the amount of € 1,370 (for singles) or € 2,740 (for married couples assessed jointly). In addition, a shareholder is entitled to a lump-sum deduction for investment income related expenses (*Werbungskostenpauschale*) in the amount of € 51 (for singles) or € 102 (for married couples assessed jointly), unless a higher amount of expenses can be established. Dividends are taxable only to the extent the sum of the taxable portion of dividends and other investment income reduced by the amount of investment income related expenses or the lump-sum deduction exceeds the tax-exempt allowance for investment income.

If New Shares are held as business assets of a shareholder, the taxation depends on the shareholder being a corporation, individual or partnership:

(i) In the case of a corporate shareholder, the dividends are generally exempt from corporate income tax. However, 5% of such dividends are deemed to be non-deductible business expenses and therefore subject to corporate income and trade tax. In return, the deductibility of business expenses actually incurred in connection with the shareholding is not limited as a result of their connection with tax-exempt income. The other 95% of such dividends are added back to compute the trade tax base, unless the corporate shareholder has held, at the beginning of the relevant assessment period, at least 10% of the share capital of HypoVereinsbank. Special rules described below apply to credit institutions, financial services institutions, financial enterprises, life- and health-insurance companies.

(ii) In the case of an individual shareholder, only half of the dividends are taken into account as taxable income. Correspondingly, only half of the business expenses related to the dividends are (subject to further deduction disallowances) deductible for tax purposes. Dividends are also subject to trade tax, if the shareholder is liable to trade tax, unless the taxpayer held at least 10% of the share capital of HypoVereinsbank at the beginning of the relevant assessment period. However, the trade tax is partly or entirely, depending on the applicable trade tax rate, credited against the personal income tax liability of the shareholder.

(iii) If the shareholder is a partnership, personal income tax or, as the case may be, corporate income tax is only levied at the level of the partners. The taxation depends on whether the partner of the partnership is subject to personal income tax or corporate income tax: If the partner is subject to corporate income tax, the dividends are, at the level of the partner, generally tax-exempt (see (i) above). If the partner is subject to personal income tax, only half of the dividends are taken into account as taxable income (see (ii) above). As to deductions for business expenses, see (i) above with regard to corporate partners and (ii) above with regard to individual partners. In addition, the dividends are in total subject to trade tax at the level of the partnership, if the partnership is liable to trade tax, unless the partnership held at least 10% of the share capital of HypoVereinsbank at the beginning of the relevant assessment period. However, the trade tax is partly or entirely, depending on the applicable trade tax rate, credited against the personal income tax liability of the partner, provided the partner is an individual.

Shareholders resident outside Germany

For foreign shareholders that do not hold their New Shares in connection with the conduct of business through a permanent establishment or a permanent representative or the performance of personal services through a fixed base in Germany, the tax liability is deemed to be fulfilled through the tax withheld (possibly reduced under a double taxation treaty).

If an individual or corporate shareholder holds New Shares in connection with the conduct of a business through a permanent establishment or a permanent representative or the performance of personal services through a fixed base in Germany, the principles set out above regarding shareholders resident in Germany apply correspondingly.

Taxation of Capital Gains

Shareholders resident in Germany

Half of the capital gains realized on the disposal of New Shares held as private assets of an individual shareholder are subject to personal income tax plus a solidarity surcharge thereon if the New Shares had been acquired within one year before the disposal. The acquisition cost of the New Shares includes the acquisition cost of subscription rights used to acquire the New Shares. The acquisition cost of subscription rights granted with respect to shares of HypoVereinsbank already held is determined through allocation of part of the original acquisition cost of the existing shares to such subscription rights. This allocation is made on the basis of the relationship of the lowest stock exchange price of the subscription rights on their first trading day to the lowest stock exchange closing price of the existing shares on the last day prior to the trading period for the subscription rights. If the New Shares are disposed of more than one year after the acquisition of the existing shares, according to court decisions, the acquisition cost of the subscription rights should be equal to the lowest stock exchange price of the subscription rights on the first day of their trading. If the shareholder's aggregate amount of private capital gains (including half of the profits resulting from the disposal of New Shares) for the year is less than € 512, such capital gains are not subject to tax.

After the one-year period, half of the capital gains realized on the disposal of New Shares held as private assets of an individual shareholder are subject to personal income tax plus a solidarity surcharge if the individual shareholder or, in case of a gratuitous acquisition, the predecessor held at any time during the five years preceding the disposal, directly or indirectly, at least 1% of the share capital of HypoVereinsbank.

If a shareholder holds New Shares as business assets, the taxation of capital gains realized on the disposal of New Shares depends on the shareholder being a corporation, individual, or partnership.

(i) In the case of a corporate shareholder, the capital gains are, in principle, exempt from corporate income and trade tax. Capital gain is the amount by which the sales proceeds or the corresponding value after deduction of sales expenses exceeds the tax-book value at the time of the disposal. However, 5% of such capital gains are deemed to be non-deductible business expenses for tax purposes and therefore are finally subject to corporate income and trade tax. Losses incurred from such disposal of shares are not deductible for tax purposes. Special rules described below apply to credit institutions, financial services institutions, financial enterprises, life- and health-insurance companies.

(ii) In the case of an individual shareholder, only half of the capital gains are taken into account as taxable income. Correspondingly, only half of the business expenses related to such gains and only half of the losses incurred from such disposal of New Shares are deductible for tax purposes. Half of the capital gains are also subject to trade tax, if the shareholder is subject to trade tax. However, the trade tax is partly or entirely, depending on the applicable trade tax rate, credited against the personal income tax liability of the shareholder.

(iii) If the shareholder is a partnership, the taxation depends on whether the partner of the partnership is subject to personal income tax or corporate income tax: If the partner is subject to corporate income tax, any capital gains are, at the level of the partner, generally tax-exempt (see (i) above). If the partner is subject to personal income tax, only half of the capital gains are taken into account as taxable income (see (ii) above). As to deductions for business expenses and losses, see (i) above with regard to partners subject to corporate income tax and (ii) above with regard to partners subject to personal income tax. In addition, according to the German tax authorities' interpretation of the law, capital gains are in total subject to trade tax at the level of the partnership, if the partnership is subject to trade tax. However, the trade tax paid by the partnership is partly or entirely, depending on the applicable trade tax rate, credited against the personal income tax liability of the partner, provided the partner is an individual.

Shareholders resident outside Germany

Half of the capital gains realized on the disposal of New Shares held as private assets of an individual shareholder are subject to German personal income tax plus a solidarity surcharge, if the shareholder or, in case of a gratuitous acquisition, the predecessor held, directly or indirectly at any time during the five years preceding the disposal, at least 1% of the share capital of HypoVereinsbank. Under these same prerequisites, a corporate shareholder is subject to German corporate income tax and a solidarity surcharge thereon with 5% of such capital gains. Most double taxation treaties, however, provide complete exemption from German taxation in this respect.

With respect to capital gains realized on the disposition of New Shares held by a corporate or individual shareholder in connection with the conduct of business through a permanent establishment or a permanent representative or the performance of personal services through a fixed base in Germany, the principles set out above regarding shareholders residing in Germany apply correspondingly.

Special Rules for Credit Institutions, Financial Services Institutions, Financial Enterprises, Life- and Health-Insurance Companies

To the extent credit institutions or financial services institutions hold New Shares which are, pursuant to Section 1(12) of the German Banking Act (*Kreditwesengesetz*), attributable to the trading book (*Handelsbuch*), neither the tax exemption usually applicable to corporations nor the so-called semi income system (*Halbeinkünfteverfahren*) applies to dividends received or to capital gains and losses realized on the disposal of New Shares. The same applies to New Shares acquired by financial enterprises within the meaning of the German Banking Act in order to realize short-term trading gains (*Kurzfristige Eigenhandelserfolge*). These special rules also apply to credit institutions, financial services institutions and financial enterprises with their seat in another member state of the European Community or another member state of the European Economic Area Treaty that hold the New Shares in a permanent establishment in Germany. In the same way, to the extent life- and health-insurance companies hold New Shares, that are attributable to their capital investments (*Kapitalanlagen*), the tax-exemption, generally applicable to corporations, does not apply to dividends received or to capital gains and losses realized on the disposal of New Shares.

Inheritance and Gift Tax

The transfer of New Shares to other persons by way of gift or inheritance is only subject to German inheritance or gift tax, if

(i) the testator, donor, heir, donee or any other beneficiary has his residence or habitual abode in Germany at the time of the transfer;

(ii) except as provided under (i), the testator's or donor's New Shares belong to a business asset attributable to a permanent establishment or a permanent representative in Germany; or

(iii) the testator or donor, either alone or with other closely related persons, held at the time of the inheritance or donation, directly or indirectly at least 10 % of the share capital of HypoVereinsbank.

The few presently applicable inheritance and gift taxation treaties, to which Germany is a party, generally provide that German inheritance or gift tax is only levied in case (i) and, with certain restrictions, in case (ii). Special regulations apply to certain German citizens and former citizens living outside Germany.

Other Taxes

No German stock exchange transfer tax, value added tax, stamp duty or other tax will be levied on the acquisition or the sale or other disposition of New Shares. Under special circumstances it is possible that entrepreneurs elect for a value added tax duty of otherwise value added tax-exempt turnovers. Net wealth tax is, at present, not levied in Germany.

Taxation in Austria

The following is a brief, non-exclusive summary of principal taxation rules under Austrian law and the double taxation treaty between Austria and Germany (the "Double Taxation Treaty") that can be of relevance to shareholders. The comments below are of a general nature, based on current law and practice. Shareholders are advised to consult their tax advisors with respect to the tax consequences of the purchasing, holding, disposition or gratuitous transfer of shares and any questions regarding credit for or reimbursement of dividend withholding tax that may have been withheld. For general comments on taxation in Germany please see "Taxation in Germany". The following describes the relevant provisions for shareholders who are resident in Austria and whose shares are not held as business assets of a permanent establishment or a fixed base in Germany.

Taxation of Dividends

The withholding tax rate on dividends paid to shareholders residing in Austria is reduced to 15% under the Double Taxation Treaty. The Double Taxation Treaty provides for a further reduction of the withholding tax rate to 5% on dividends to corporate shareholders residing in Austria and hold at least 10% of the share capital in the dividend-paying company. In order to be permitted to pay withholding tax at the reduced rate, the Austrian shareholder is required to file an application with the German Federal Office of Finance (*Bundesamt für Finanzen*), Friedhofstraße 1, D-53225 Bonn. For more detailed information on the tax-refund please see "Taxation in Germany—Taxation of Dividends—Withholding Tax".

Dividends paid after March 31, 2004 through an Austrian credit institution to an Austrian individual shareholder are subject to the Austrian capital yields tax (*Kapitalertragsteuer*) at a rate of 25%. This taxation is final, which means that no subsequent taxation at a higher rate will apply to the dividend income even if the average tax rate applicable to such shareholder turns out to be higher. If, however, the 25% tax rate is less favorable to the shareholder than one half of the effective average tax rate on the shareholder's total taxable income, the latter will apply (either by means of tax assessment or application by the Austrian shareholder). Final taxation also means that expenses, including interests paid, in connection with the dividends are not deductible. The withholding tax retained in Germany from dividends paid after March 31, 2004 is credited against the Austrian capital yields tax by the Austrian credit institution. However, the tax credit may not exceed 15% of the gross amount of the dividends.

If the shares are held in custody outside Austria, the dividends will be taxed at the 25% rate or half of the average tax rate by means of tax assessment by the Austrian shareholder. This form of taxation also does not allow for deductions of expenses in connection with the dividends. The German withholding tax paid at a rate of 15% or 5% (as reduced under the Double Taxation Treaty) may be credited against the personal or corporate income tax liability of the shareholder in Austria, calculated in accordance with the Austrian personal or corporate income tax provisions.

Austrian corporate shareholders are subject to corporate income tax (*Körperschaftsteuer*) in Austria at a rate of 34%. The Austrian capital yields tax is deemed to be only an advance payment on the corporate income tax liability and can therefore be credited against the corporate income tax assessed. If an Austrian corporate shareholder holds at least 10% of the share capital in the dividend-paying company, the 5% German withholding tax credit in Austria does not apply because the Double Taxation Treaty and in any event § 10(2) of the Austrian Corporate Income Tax Act (*Körperschaftsteuergesetz*) (international participation exemption) provide for a tax-exemption of such dividends in Austria.

Taxation of Capital Gains

Capital gains of individual shareholders residing in Austria are subject to taxation in Austria pursuant to §§ 21,22,23,30 and 31 Income Tax Act (*Einkommensteuergesetz*).

The holding period (*Spekulationsfrist*) with respect to shares, which are not held as business assets, is one year from the time of the acquisition of the shares. Capital gains (sale proceeds less acquisition costs and tax-deductible expenses) are subject to personal income tax at the regular tax rate. After the one-year holding period, capital gains are generally tax-free provided that the shares are held as private assets.

If, however, a resident shareholder held at any time during the five years preceding the disposal at least 1% of the company's issued share capital (*wesentliche Beteiligung*), the resident shareholder will be subject to Austrian tax on those capital gains. Capital gains that are taxable under the regime of the 1% rule, are subject to taxation at half the average income tax rate.

Capital gains with respect to shares held by individual shareholders as business assets are taxable independent of the one-year holding period and the 1% rule.

Under the Double Taxation Treaty, capital gains realized by shareholders who reside in Austria are not subject to taxation in Germany.

Inheritance and Gift Tax

Pursuant to the Inheritance and Gift Tax Act (*Erbschafts- und Schenkungssteuergesetz*) any gift or transfer of shares by a testator or a donor is taxable at a tax rate depending on the market value of the shares and the relationship between testator and heir or donor and donee. The Inheritance and Gift Tax Act only applies if the testator at the time of his death or the donor at the time the gift tax liability accrued is a resident of Austria within the meaning of the Inheritance and Gift Tax Act. A tax exemption applies for inheritance tax purposes if the deceased shareholder held, at the time the inheritance tax liability accrued, less than 1% of the company's issued share capital. However, this exemption does not apply in the case of a donation being subject to gift tax.

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Financial Statements

HVB GROUP FINANCIAL STATEMENTS AND FINANCIAL REVIEW AND RISK REPORT (KONZERNLAGEBERICHT) FOR THE YEAR 2003

FINANCIAL REVIEW

2003: Transformation goals achieved and balance sheet adjusted

We set ourselves very challenging management tasks and high goals for 2003 with our transformation program. After significant operating losses in 2002, the aim in 2003 was to bolster the capital base of HVB Group and make a major improvement to operating performance with a package of measures. All our activities were consistently tailored to these goals in the past year, notably

- the spin-off of a large part of the commercial real estate finance business to form the new Hypo Real Estate Group,
- the IPO of Bank Austria Creditanstalt Aktiengesellschaft (BA-CA), through which 22.5% of the shares were placed,
- various sales of Group companies and disposals from the Bank's loan portfolio,
- a major reduction in risk assets, among other things through numerous securitization transactions,
- the establishment of a joint venture in the project finance business, and
- wide-ranging restructuring measures, in particular in the Germany segment.

The efforts have paid off and the measures have achieved their aims. The revenue and capital targets stated as ranges in the 2002 Financial Review have been reached. We posted a sharp turnaround in our operating profit at around €1 billion adjusted for gains on disposals, risk assets decreased to €241.8 billion, and the core capital ratio under BIS rules reached 6.8% without the non-scheduled items arising from the revaluation of investments. At the same time, we considerably reduced the complexity of the corporate structure and the funding requirements through our transformation program.

In order to clearly reduce risks arising from price fluctuations on stock markets for our future results, we decided to pare back significant positions from our portfolio of investments more rapidly than planned to date. Our shareholdings were therefore written down to their fair values at December 31, 2003. This applies particularly to our holding in Allianz AG, which was sold completely by the end of February 2004, and the participating interest in Münchener Rückversicherungs-Gesellschaft AG that, as a first step, was reduced from 13.2% to less than 10% at the end of February. While further disposals are planned, these will depend in part on the performance of the stocks involved. Moreover, figures reported for goodwill were reviewed on the basis of extremely strict valuation criteria and extensive changes made in the valuation of these figures.

All in all, the revaluation measures depressed the 2003 income statement by some €2.9 billion. This step has led to us relieving ourselves of "hidden burdens" and gaining greater room for maneuver.

Having completed the transformation program and after extensively cleaning up the balance sheet, it is now necessary to create a basis for profitable growth in the coming years and build a sound financial foundation for this. We intend to do this with a capital increase of at least to €3 billion, with subscription rights granted to existing shareholders. By doing this, we will be strengthening the core capital ratio in the Group to over 7%. Moreover, the measure is intended to secure a sustained improvement in our ratings. After extensive revaluation measures and bolstering the capital base, we can focus freely on our core business in future.

Business and strategy

General economic climate in 2003

The global economy started to recover from the middle of 2003. In the United States, a huge monetary and fiscal stimulus boosted quarterly growth rates in the second half of the year. Dynamic growth continued unabated in Asian countries, serving to stimulate exports in the rest of the world. After years of stagnation, the Japanese economy finally returned to expansion.

Thanks to the strong, external stimulus, growth also accelerated in Europe in the second half of the year. In the wake of the disappointing start to 2003, the economy probably only expanded by 0.5% compared with the prior year, again well below the long-term trend.

- The German economy contracted year-on-year (– 0.1% compared to the prior year; 2002: +0.2%). This was the poorest growth rate since the recession in 1992/93.
- Inflation averaged 1.0%, after 1.3% one year earlier.
- Unemployment rose yet further, with the total at the end of 2003 up 90,000 compared with the level at the end of 2002.
- The current account surplus stood at 2.4% of GDP (2002: 3%).
- The public-sector deficit rose to 3.9% of GDP from 3.5% last year.
- Growth in the Austrian economy in 2003 matched the prior year (+1.0%; 2002: +1.0%).
- Inflation dropped to 1.3% in Austria (2002: 1.7%).

The general economic situation in the countries of Central and Eastern Europe proved extremely robust again last year, driven primarily by strong domestic demand. Poland's economy also experienced a marked recovery (2003: +3.7%; 2002: +1.4%).

Sector development

The German lending industry also had to combat difficult underlying conditions in 2003. The reasons for this were firstly the special structures of the German banking market, and secondly, the positioning of the respective banks. The profitability level of private German banks still clearly lags the European average. Structural problems arise from specific features of the banking sector, like the low market shares held by private banks due to their high degree of fragmentation. This is reinforced by the lack of improvements to the general economic climate in areas such as excess regulation or reforms to the labor market. There were hardly any consolidation processes in 2003 and, if at all, almost solely in the public or cooperative sector. There were no cross-sector consolidations.

Meanwhile, almost all German banks have carried out far-reaching restructuring programs combined with strict cost-cutting measures with visible success after the heavy losses incurred in 2002. The primary objective was to improve value-adding operating performance and to clearly focus on core business. In summary, German banks have evidently managed to significantly improve their earnings situation compared with the prior year during the course of 2003.

The financial services sector received a boost from the first signs of an upturn in the market environment. The recovery of capital markets after the end of the first quarter, and hence a revival in strong demand for capital market products, had a positive effect on our earnings. Despite the continuing high rate of bankruptcies in Germany caused by the business climate, viewed over the whole year, it was possible to clearly decrease the level of risk provisions year-on-year.

Transformation of HVB Group

As part of our transformation program, we decided to dispose of major parts of our commercial real estate finance business. To this end, we transferred our domestic mortgage banking subsidiary and our European real estate finance business to the Hypo Real Estate Group at the end of September 2003 with economic effect from January 1, 2003.

Doing this has rendered the previous Hypo Group segment legally independent; the number of business segments has thus decreased from four to three.

Due to the spin-off of the Hypo Real Estate Group, the lending volume declined by €112.2 billion (= 23%) on the spin-off date of January 1, 2003. At the same time, the deposits from other banks and amounts owed to other customers together with promissory notes and other liabilities evidenced by paper falling by around €139 billion (= 24%) on the liabilities side of the balance sheet.

All in all, we reduced our risks assets by €99 billion to bolster our core capital ratio and optimize our risk profile. The spin-off of the Hypo Real Estate Group accounts for €55 billion of this figure. Alongside the spin-off of the Hypo Real Estate Group, further factors contributing to this reduction were the securitization of risks, the reduction of the lending business, notably in Asia and America, portfolio sales, and sales of holdings with no strategic or operational value added.

We realized proceeds of around €1 billion on the successful IPO of BA-CA in July 2003. This step provided a strong boost to our capital base and maintained the flexibility required to finance growth in Central and Eastern Europe.

The sale of norisbank and Bank von Ernst helped to reduce redundancies in the corporate group and generated gains of €468 million.

Furthermore, together with an external investor, we formed the HVB Global Assets Company L.P., City of Dover, USA, subsidiary, which is fully consolidated in the 2003 consolidated financial statements. Apart from the portion of the project financing portfolio transferred to the company in the fourth quarter of 2003, we particularly contribute our expertise in this business segment to the administration of the portfolio and acquisition of new financing. As a result of the investor's participating interest in the financial company, core capital rose by €747 million at December 31, 2003.

In addition to the consistent and successful implementation of the transformation program, the 2003 Annual Report is marked by non-scheduled items that reduce net income by an aggregate of €2,756 million.

In order to safeguard our transformation program in the long run and eliminate serious market risks, we decided to change our strategy regarding major positions in our portfolio of investments and reduce relevant shareholdings more rapidly than planned to date. This required a write-down of the securities portfolios reported under our investments to their fair value at the end of the year. The non-scheduled items resulting from the revaluation measures taken amounting to €1,989 million were offset by non-recurring gains on the disposal of investments amounting to €127 million.

Workforce


'000
80
60
40
20
01
02
03

At the same time, we reviewed the figures reported for goodwill on the basis of very strict valuation criteria and made extensive changes in their valuation, notably to the goodwill of BA-CA. The non-scheduled items arising from non-scheduled amortization of goodwill total €902 million.

The risk shield provided for the Hypo Real Estate Group is reported at €460 million in other income and expenses.

As part of the restructuring measures in 2003, especially in the Germany segment, we also implemented branch closures and facility optimizations together with capacity adjustments, carried out by pooling activities and functions, and streamlined management structures in staff and back-office units. The headcount declined by 5,712 to 60,214 in 2003. Of this decline, deconsolidated companies (notably norisbank and Hypo Real Estate Group) accounted for 3,533. The headcount increased by 2,178 due to companies consolidated for the first time (primarily Commercial Bank Biochim).

The number of offices fell in the year under review by 42 to 2,062. Deconsolidated companies (notably norisbank with 101 offices and the Hypo Real Estate Group with 31 offices) account for a decline of 139 offices, while initially consolidated companies (primarily Commercial Bank Biochim) boosted the number of offices by 159.

Business trend and key figures

The course of business in 2003 was fully in line with our expectations.

We managed a turnaround in our operations: the operating result improved by over €2 billion to €1,432 million, compared with the proforma figures of the prior year for the new HVB Group. In addition to the lower loan-loss provisions (down €979 million), the €525 million decline in general administrative expenses and €541 million increase in operating revenues also contributed to this improvement.

In the Outlook of the Financial Review (starting on page 8 of the Financial Section in the 2002 Annual Report), we stated the target band that the new HVB Group, i. e. after the spin-off of the Hypo Real Estate Group, was looking to attain in 2003. We have achieved this target.

With operating revenues totaling €9,648 million without gains on the disposal of norisbank and Bank von Ernst totaling €468 million, we are within the target range.

At €2,313 million, we have achieved a figure at the bottom end of the range for provisions for losses on loans and advances.

Administrative expenses, at €6,371 million, were depressed to a figure below the range. At 66.0%, the cost-income ratio is at the lower edge of the aspired target band after eliminating the gains on the disposal of norisbank and Bank von Ernst.

In addition, we set ourselves a target band of €300 million to €600 million for net income before taxes that, at €610 million, was even slightly exceeded.

New HVB Group	2003 e	2003 (actual)[1]
Total operating revenues, €m	9,500–9,900	9,648
Loan-loss provisions, €m	2,300–2,600	2,313
Administrative expenses, €m	6,500–6,700	6,371
Cost-income ratio, in %	66–70	66.0

[1] without gains on the disposal of norisbank and Bank von Ernst in operating revenues

Adjusted by the impairment to our shareholdings amounting to around €2.0 billion, the core capital ratio at 6.8% (proforma figure at December 31, 2002: 5.1%) and the equity funds ratio at 10.8% (proforma figure at December 31, 2002: 8.2%) are within the range forecasted.

HVB Group	2003 e (old)	2003 (actual) before impairment
Risk assets, €bn	approx. 240	244
Core capital ratio under BIS rules, in %	6.8–7.0	6.8
Equity funds ratio under BIS rules, in %	10.3–10.8	10.8

HVB Group structure after completion of the transformation program

HVB Group is managed in business segments. After the spin-off of the Hypo Real Estate Group, HVB Group consists of the following business segments:

- Germany
- Austria/CEE
- Corporates & Markets

The segments operate as autonomous companies with their own equity resources and responsibility for profits and losses. The following summary shows the allocation of the most important HVB Group companies to the individual business segments:

Major HVB Group companies

Germany business segment
Bayerische Hypo- und Vereinsbank AG, Munich Equity capital: EUR 10,735,072,000
HVB Banque Luxembourg S.A., Luxembourg Equity capital: EUR 1,004,060,000 Interest held: 100%
Vereins- und Westbank AG, Hamburg Equity capital: EUR 970,522,000 Interest held: 76.5%
Activest Investmentgesellschaft mbH, Munich Equity capital: EUR 19,757,000 Interest held: 100%
Bankhaus Neelmeyer AG, Bremen Equity capital: EUR 40,400,000 Interest held: 100%
DAB Bank AG, Munich Equity capital: EUR 117,114,000 Interest held: 76.3%
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich Equity capital: EUR 6,528,000 Interest held: 100%
HVB Leasing GmbH, Hamburg Equity capital: EUR 22,026,000 Interest held: 100%
Internationales Immobilien-Institut GmbH, Munich Equity capital: EUR 9,909,000 Interest held: 94%
Nordinvest Norddeutsche Investment-gesellschaft mbH, Hamburg Equity capital: EUR 21,468,000 Interest held: 100%
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich Equity capital: EUR 62,460,000 Interest held: 70%
Activest Investmentgesellschaft Luxembourg S.A., Luxembourg Equity capital: EUR 10,478,000 Interest held: 100%
direktanlage.at AG, Salzburg Equity capital: EUR 15,704,000 Interest held: 100%

Austria/CEE business segment
Bank Austria Creditanstalt AG, Vienna Equity capital: EUR 6,162,220,000 Interest held: 77.5%
Asset Management GmbH, Vienna Equity capital: EUR 7,501,000 Interest held: 100%
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana Equity capital: SIT 15,515,332,000 Interest held: 100%
Bank Austria Creditanstalt Leasing GmbH, Vienna Equity capital: EUR 273,417,000 Interest held: <100%
Bankprivat AG, Vienna Equity capital: EUR 11,764,000 Interest held: 100%
Bank Przemyslowo-Handlowy PBK S.A., Cracow Equity capital: EUR 1,128,077,000 Interest held: 71%
Capital Invest die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna Equity capital: EUR 6,406,000 Interest held: 100%
Commercial Bank Biochim AD, Sofia Equity capital: EUR 69,718,000 Interest held: 99.7%
HVB Bank Czech Republic a.s., Prague Equity capital: EUR 378,937,000 Interest held: 100%
HVB Bank Hungary Rt., Budapest Equity capital: HUF 77,828,378,000 Interest held: 100%
HVB Bank Romania S.A., Bucharest Equity capital: ROL 1,359,466,378,000 Interest held: 100%
HVB Bank Slovakia A.S., Bratislava Equity capital: SKK 6,360,653,000 Interest held: 100%
Schoellerbank Aktiengesellschaft, Vienna Equity capital: EUR 110,010,000 Interest held: <100%
Splitska Banka d.d., Split Equity capital: EUR 187,027,000 Interest held: 99.7%

Corporates & Markets business segment
Bayerische Hypo- und Vereinsbank AG, Munich Equity capital: EUR 10,735,072,000
Bank Austria Creditanstalt AG, Vienna Equity capital: EUR 6,162,220,000 Interest held: 77.5%
HVB Banque Luxembourg S.A., Luxembourg Equity capital: EUR 1,004,060,000 Interest held: 100%
Vereins- und Westbank AG, Hamburg Equity capital: EUR 970,522,000 Interest held: 76.5%
Bode Grabner Beye AG & Co. KG, Grünwald Equity capital: EUR 3,966,000 Interest held: 100%
INDEXCHANGE Investment AG, Munich Equity capital: EUR 17,663,000 Interest held: 100%
HVB Risk Management Products Inc., New York Equity capital: USD 53,277,000 Interest held: 100%
International Moscow Bank, Moscow Equity capital: USD 196,653,000 Interest held: 43.4%

Development of income

Last year's consolidated income statement included the income and expenses of the Hypo Real Estate Group. After the spin-off of the Hypo Real Estate Group, the earnings analysis of the new HVB Group is impaired by deconsolidation effects year-on-year, resulting in lower figures being reported for income and expenses. To ensure that it is possible to make a meaningful economic comparison which has informative value, we are disclosing proforma figures in our consolidated financial statements. The proforma statement is based on the assumption that the Hypo Real Estate Group was no longer part of HVB Group last year. Consequently, the 2002 income and expenses of the Hypo Real Estate Group are not included in these proforma figures, deconsolidation effects arising from the spin-off are thus eliminated.

Operating revenues

Total operating revenues rose by 5.7% compared with last year to €10,116 million. These figures include the gains on the disposal of norisbank and Bank von Ernst totaling €468 million. The upward trend in operating performance is confirmed by the healthy development in the quarterly results. Even without gains on disposals, and despite the cessation of operating revenues from norisbank deconsolidated in September 2003, we achieved a sharp increase in contributions to income totaling €4.9 billion in the second half of 2003, compared with the first half of the year (€4.7 billion).

There was a year-on-year decline of a slight €55 million in net interest income. The main reasons for this were the decline in volumes resulting from the reduction in risk assets under the transformation program and exchange rate effects caused by the stronger euro, notably in relation to the dollar and some CEE currencies. We have almost completely offset these effects by improving margins in our lending operations. The interest margin based on average risk assets was increased by 26 basis points to 2.44% compared with last year.

Net commission income developed especially well compared with last year, up 4.6% to €2,795 million, with all activities (securities, depositary, foreign trade, lending and other services operations) making a contribution. The increase in securities and depositary operations resulted from higher transaction figures as well as sales of new investment products. At €1,466 million, the contribution to income made by net commission income in the second half of the year was way above the result achieved in the first six months (€1,329 million). The share of net commission income in operating revenues remained virtually unchanged at 27.6%, after 27.9% the year before.

At €820 million, the trading profit was able to again surpass the high prior-year level. The increase resulted from price-related operations.

Gains on the disposal of norisbank (€279 million) and Bank von Ernst (€189 million) are reflected in other operating income and expenses amounting to €620 million.

Administrative expenses

Through our capacity adjustment program, we were able to cut back administrative expenses by another 7.6% year-on-year, after having already lowered the costs of the old HVB Group by around 8% in the prior year. Currency and consolidation effects helped to reduce expenses. Without these effects, there would have been a 4.5% decline in total administrative expenses.

Cost-income ratio



in %
73
70
67
64
70.9
72.0
63.0
01
02
03
as a proportion of operating revenues (2001 and 2002 on a proforma basis)

Personnel expense was reduced by 3.8%, while other administrative expenses fell by 13.0%. Compared with the prior year level of 72.0%, there has been a major improvement to 63.0% in the cost-income ratio as a quotient of administrative expenses to total operating revenues. Excluding the gains on the disposal of norisbank and Bank von Ernst, this figure would stand at 66.0%. At 64.7% in the fourth quarter and 63.3% in the third quarter (without gains on disposal in either case), the best quarterly results in 2003 were achieved in the second half of the year.

Provisions for losses on loans and advances

In contrast to the prior year, we were spared any unpleasant surprises regarding our provisions for losses on loans and advances in 2003. At €2,313 million, they were 29.7% lower than in 2002. Stable quarterly figures showed that loan risks had been correctly assessed for the whole of 2003 at the outset of the year.

Operating result

The operating profit totaled €1,432 million after a loss of €613 million last year. The turnaround grew stronger as the year wore on. At €618 million in the second half of the year, we earned three quarters more without the non-scheduled gains resulting from the disposals than in the first six months (total €346 million).

Net income from investments, amortization of goodwill, and other income and expenses

The items below the operating result were dominated by considerable non-scheduled items. Net losses from investments amounting to €1,806 million arose from revaluation measures taken in our available-for-sale holdings in the year under review. These write-downs taken to the current market values serve to depress net income from investments by €1,989 million. By contrast, we achieved gains on disposals amounting to €127 million from the sale of Fünf Höfe and Union Versicherung, so that the balance of non-scheduled items on net income from investments amounted to minus €1,862 million. The prior year's net profit had been favorably influenced by high gains on realization.

Scheduled amortization of goodwill continues to be taken to our financial statements on the basis of IFRS, which differs from U.S. GAAP. Expenses incurred in this respect amounted to €216 million. Non-scheduled items arising from non-scheduled amortization of €902 million relating particularly to the goodwill of BA-CA has been taken to the income statement. This move decreases the amortization basis and hence has a positive impact on future income statements.

The risk shield for the new Hypo Real Estate Group is included in other expenses and revenues at €460 million.

Net income before taxes

All in all, the net loss before taxes of €2,146 million was depressed by some €3,351 million by revaluation measures and the risk shield and boosted by non-scheduled gains on disposal of €595 million. We have achieved net income before taxes amounting to €610 million and thus surpassed the band of €300 million – €600 million that we were looking to achieve (without the risk shield). This figure does not include the non-scheduled items resulting from revaluation measures for available-for-sale investments and goodwill, expenses from the risk shield and gains on the disposal of norisbank, Bank von Ernst, Fünf Höfe, and Union Versicherung.

Taxes on income

Taxes on income increased to €296 million as a result of reversals of deferred tax assets formed in previous years. Current taxes fell by €143 million, primarily attributable to the net income posted by our foreign subsidiaries. Deferred tax expenses arise from the reversal of temporary differences and the utilization of tax losses carried forward. The tax rate stands at 35% for net income before taxes totaling €842 million, which is adjusted by amortization of goodwill and non-scheduled items. It must be taken into account in this context that, as in the past, deferred tax assets were largely not reported for losses carried forward by the German companies.

Net income and minority interests

After income taxes, we are reporting a net loss of €2,442 million after a net loss of €850 million in 2002. Without the non-scheduled items described amounting to €2,756 million, net income of €314 million accrues.

Minority interests account for €197 million of net result. After the IPO of BA-CA in July, minority interests hold 22.5% of the shares in BA-CA. The new shares have full dividend entitlement for the entire fiscal year.

This means that the external shareholders are entitled to 22.5% of the net income reported by the BA-CA Group this year, which has resulted in an increase of minority interest posted. Last year, minority interests had a €41 million share in the losses.

The net loss for the year without minority interests amounts to €2,639 million. The additional paid-in capital of HVB Group declined by this amount. The return on equity after taxes adjusted for amortization of goodwill amounts to minus 11.2%. When additionally adjusted by non-scheduled items, it stands at 2.6%. By contrast, a figure of minus 2.8% was posted in the prior year.

Developments in the individual business segments

The revaluation measures in investments and the risk shield for the Hypo Real Estate Group in the Other/consolidation segment have resulted in a net loss before taxes amounting to €2,586 million in the segment report. In the Austria/CEE segment as well as in Corporates & Markets, the difference between net income before taxes and the operating result is mainly due to the non-scheduled amortization of goodwill. The net loss before taxes of the Real Estate Workout is depressed notably by absorbed losses of €152 million.

Segment results:

€ millions	Operating profit (loss) 2003	Net income (loss) before taxes 2003
Germany	278	224
Austria/CEE	453	(212)
Corporates & Markets	1,049	666
Real Estate Workout	(86)	(238)
Other/consolidation	(262)	(2,586)
HVB Group	**1,432**	**(2,146)**

Developments in the Germany segment

In the Germany segment, operating revenues increased by around 12% over the prior year, primarily due to gains on the disposal of norisbank and Bank von Ernst. Even without this effect, operating revenues are about 1% higher than in the prior year, despite the cessation of revenues in the fourth quarter from the deconsolidated norisbank. The healthy development in net commission income, up 4% compared to the prior year, contributed to this rise. The higher transaction volume in the securities business and the sale of attractive investment products were the crucial factors in this respect. Net interest income remained almost stable, notably due to the improved margin situation in lendings to customers, despite the decline in the lending volume.

Germany segment

Operating performance by business unit

€ millions	Private Customers	Corporate Customers & Professionals	Commercial Real Estate Finance	Consolidation	Total
Operating revenues					
2003	2,587	1,575	515	(1)	4,676
2002	2,156	1,516	527	(27)	4,172
Loan-loss provisions					
2003	312	640	503	—	1,455
2002	426	870	557	—	1,853
Administrative expenses					
2003	1,906	806	232	(1)	2,943
2002	2,253	772	259	(18)	3,266
Operating profit (loss)					
2003	369	129	(220)	—	278
2002	(523)	(126)	(289)	(9)	(947)
Cost-income ratio					
2003	73.7%	51.2%	45.0%	—	62.9%
2002	104.5%	50.9%	49.1%	—	78.3%

The 10% reduction in administrative expenses resulting from our capacity-adjustment measures helped to improve the cost-income ratio to 62.9%, or 69.9% without gains on disposals, compared with 78.3% in 2002. Despite the difficult market environment, we have continued to optimize our loan portfolio and hence reduced our loan-loss provisions by a strong 21%. Combined with improved profitability, this has given rise to an operating profit.

The net operating profit of the Private Customers business unit, which includes asset management and private banking activities, is dominated by the gains on the disposal of norisbank and Bank von Ernst. Even without this effect, the cost-income ratio has improved sharply, to 89.9%, on the back of a 15% decline in administrative expenses and stable operating revenues. At the same time, the 27% reduction in loan-loss provisions has led to a strong improvement in the operating result.

In the Corporate Customers and Professionals business unit, we raised operating revenues 4%. Despite the reduction in volumes in lending operations, net interest income remained stable thanks to increasing margins, especially in the short-term range. We continued to apply a selective approach to extending loans. As a result of the sharp reduction in loan-loss provisions, we achieved a turnaround in operating results compared to the prior year.

In a persistently difficult market environment, a clear decline in the negative contributions to earnings from operations has been achieved for the remaining commercial real estate finance business after the spin-off of the Hypo Real Estate Group.

Developments in the Austria/CEE segment

In the year under review, the Austria/CEE segment was able to continue its healthy business development from the year before and boost its operating result by one quarter. Operating revenues rose by 3%, with the strong increase in the trading profit and the rise in net commission income able to more than compensate for the fall in net interest income. In spite of a slight rise in administrative expenses, the cost-income ratio remained stable. There was a 10% decline in loan-loss provisions. These developments led to a 24% increase in the operating result.

In the Private Customers business unit of the Austria/CEE segment, the slight rise in operating revenues can be primarily attributed to favorable developments in the net commission income and other operating revenues. At the same time, net interest income fell slightly on the lendings side as a result of persistent pressure on the margin. With administrative expenses lowered, the cost-income ratio improved by around 3%. In spite of this, the operating result declined, primarily due to the loan-loss provisions that had increased for business customers.

Austria/CEE segment

Operating performance by business unit

€ millions	Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	Consolidation	Total
Operating revenues					
2003	1,271	985	943	—	3,199
2002	1,261	919	920	(1)	3,099
Loan-loss provisions					
2003	139	232	90	—	461
2002	97	264	150	—	511
Administrative expenses					
2003	1,019	576	690	—	2,285
2002	1,041	495	686	—	2,222
Operating profit (loss)					
2003	113	177	163	—	453
2002	123	160	84	(1)	366
Cost-income ratio					
2003	80.2%	58.5%	73.2%	—	71.4%
2002	82.6%	53.9%	74.6%	—	71.7%

In the Corporate Customers business unit in Austria, we exploited our position of market leadership to raise our operating profit to €177 million, after €160 million in 2002, despite the difficult economic climate. The 7% rise in operating revenues is mainly attributable to an 8% rise in net interest income resulting from competitive, risk-adjusted pricing policies. Although administrative expenses had risen, we achieved an 11% boost to our operating result from lower loan-loss provisions.

In Central and Eastern Europe (CEE), we, with our offices in 16 countries, have continued to consolidate our position as a leading network bank in the region through selective acquisitions combined with organic growth. A healthy increase in net income has been posted by this business unit, with the operating profit doubling to €163 million. The slight improvement in the cost-income ratio is mainly attributable to a rise in operating revenues despite higher administrative expenses. Loan-loss provisions have continued to fall.

The Bank Austria Creditanstalt Group (BA-CA Group) as a whole, including the results from the Corporates & Markets segment and the Other/consolidation segment together with group-specific items like amortization and the funding expense of goodwill adjusted by non-scheduled items, contributed €390 million to the net income before taxes of the new HVB Group. The system of segment reporting employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the group-specific items mentioned. Consequently, the contributions to earnings made by BA-CA Group and all other Group companies with group-specific items do not, from the corporate point of view, match their primary net income. BA-CA Group has disclosed a primary net income before taxes of €648 million in its consolidated financial statements.

Developments in the Corporates & Markets segment

The Corporates & Markets segment performed well in the year under review and, at €1,049 million, achieved the highest contribution to earnings within HVB Group. The cost-income ratio improved to 44.1% on the back of a sharp fall in administrative expenses, with operating revenues remaining largely stable. In particular, the 64% decline in loan-loss provisions produced an operating result that is three times better than in the prior year.

In the Equity Markets business unit, the sharp increase in the trading profit in particular led to a rise in operating revenues. With a simultaneous decline in administrative expenses, the business unit posted an operating profit of €68 million.

Corporates & Markets segment

Operating performance by business unit

€ millions	Equity Markets	Debt Markets	Corporates	Consolidation	Total
Operating revenues					
2003	243	1,091	1,141	(10)	2,465
2002	198	1,050	1,336	(64)	2,520
Loan-loss provisions					
2003	0	0	330	—	330
2002	0	5	914	—	919
Administrative expenses					
2003	175	501	420	(10)	1,086
2002	248	631	506	(66)	1,319
Operating profit (loss)					
2003	68	590	391	—	1,049
2002	(50)	414	(84)	2	282
Cost-income ratio					
2003	72.0%	45.9%	36.8%	—	44.1%
2002	125.3%	60.1%	37.9%	—	52.3%

The Debt Markets business unit posted a vast 43% increase in its operating profit over the whole year, to €590 million. This is due in part to a systematic 21% reduction in administrative expenses resulting notably from the restructuring of Asian and U.S. operations. At the same time, operating revenues rose by 4%, hence improving the cost-income ratio to 45.9% from 60.1% in 2002.

The Corporates business unit cut back risk assets with a volume of €19.0 billion as part of the transformation process in the year under review, thus reducing its tied core capital. Operating revenues declined 15% as a result. All in all, an operating profit of €391 million was generated in 2003, thanks primarily to the 64% decline in loan-loss provisions. The consistent implementation of risk management served as a basis for this reduction. Administrative expenses fell by 17% in 2003, leading to a slightly improved cost-income ratio.

Financial situation

Total assets and lendings

Like the income statement, the balance sheet of HVB Group is heavily affected by the deconsolidation effects arising from the spin-off of the Hypo Real Estate Group.

The spin-off of the Hypo Real Estate Group resulted in shareholders' equity shown in the balance sheet falling by some €4.0 billion before changes in the valuation of financial instruments. At the same time, the amounts shown for the spun-off assets (before changes in the valuation of financial instruments) exceeded the amount for the spun-off liabilities by €3.7 billion. Moreover, deconsolidation effects amounting to €0.3 billion were also booked.

In the following comments, we confine ourselves to analyzing the development of volumes without these deconsolidation effects, thus using only the figures shown in the proforma balance sheet at December 31, 2002 to facilitate a year-on-year comparison.

The total assets of the new HVB Group amounted to €479.5 billion at December 31, 2003, 10.5% down on year-end 2002. The decline mainly results from lower placements, loans and advances to customers and reduced holdings of investments.

Our lending volume (loans to banks and customers, including contingent liabilities) fell by 10.0%, to €338.3 billion, in the course of the risk asset reduction program.

Investments include fixed-income securities of €9.1 billion (down 21.5%) held to maturity, available-for-sale securities and other financial instruments of €42.7 billion (down 19.7%), participating interests in companies valued at equity of €0.8 billion (up 45.3%), and investment property of €0.4 billion (down 12.0%). The revaluation measures carried out at year-end primarily concern available-for-sale investments.

Intangible assets fell to €2.7 billion, notably due to the scheduled and non-scheduled amortization of goodwill.

On the lending side, the main decreases related to loans and advances to banks, down €23.5 billion (17.2%) and promissory notes and other liabilities evidenced on paper, down €24.8 billion (down 16.8%).

At December 31, 2003, HVB AG set up plan assets in the form of a contractual trust arrangement (CTA) and transferred them to a legally independent trustee. By offsetting the transferred assets against company pension reserves, HVB Group pension reserves fell by €1.6 billion.

The increase in minority interests comprises the IPO of BA-CA (€1.0 billion) and the participating interest of an external investor in HVB Global Assets Company L.P. (€0.7 billion).

Shareholders' equity before changes in the valuation of financial instruments fell by 20.3%, to €10.9 billion, as a result of the spin-off of the Hypo Real Estate Group and covering the net loss for the year.

Reserves decreased by €4.0 billion on account of the spin-off. Retained earnings accounted for €2.9 billion of this figure and additional paid-in capital €1.1 billion. The retained earnings were completely consumed by the spin-off, while the additional paid-in capital additionally fell to €9.3 billion by providing cover of €2.6 billion for the net loss for the year.

The write-down taken on our available-for-sale holdings resulted in a countereffect in the available-for-sale reserve which primarily contains the differences between the fair values and the carrying amounts of our shareholdings, provided they are not classified as assets held for trading purposes. The available-for-sale reserve improved by €1.8 billion to €0.3 billion compared with the proforma figure for the prior year of minus €1.5 billion.

Revaluation measures taken for the available-for-sale investments did not have any effect on the total shareholders' equity shown in the balance sheet in the year under review, provided the market values of these investments were already below the carrying amounts in the prior year. The reason for this is that the reduction in additional paid-in capital is offset by an equivalent increase in the available-for-sale reserve.

The changes in fair values of hedging derivatives in effective cash flow hedges are disclosed in the hedge reserve. The changes in the value of these derivatives are offset by future compensating effects arising from the hedging relationships which are not yet permitted to be recorded in the balance sheet. This explains why the hedge reserve does not have any economic informative value when taken in isolation. In particular, no shareholders' equity has been consumed since the negative changes in the value of the derivatives in the balance sheet items are offset by historic undisclosed reserves. The available-for-sale reserve and the hedge reserve are not included for the purpose of calculating return on equity.

Risk assets and capital ratios

As a result of the spin-off of the Hypo Real Estate Group, risk assets fell by approximately €55 billion. At the same time, core capital declined by around €4.2 billion due to the Hypo Real Estate Group being provided with equity and deconsolidated.

In the following presentation of risk assets and capital ratios, figures at December 31, 2003 are again only compared with proforma figures at December 31, 2002.

Our risk assets compliant with BIS rules fell by 15.3% to €241.8 billion in the year under review, in the course of the risk asset reduction program. This reduction was achieved through organic contraction (€24 billion), securitization and the sale of the U.S. Real Estate Portfolio (€12 billion), and deconsolidation effects (€3 billion).

In addition, currency effects resulting from the rise in the euro against the dollar had an impact, as did several currencies in CEE states and the write-downs on our available-for-sale investments.

The market risk positions fell to €1.7 billion from €2.3 billion in 2002.

During the year under review, core capital as per approved annual financial statements declined by 1.6%, to €14.4 billion. Without the non-scheduled items arising from the revaluation of investments, core capital would have improved 14.3% to €16.7 billion.

Equity funds, which include both liable equity of €24.4 billion and Tier III capital of €1.2 billion, fell by 1.4%, to €25.6 billion.

The core capital ratio compliant with BIS rules would have totaled 6.8% without impairment, after 5.1% in the prior year. As a result of the revaluation measures it stands at 5.9% at December 31, 2003.

The equity funds ratio compliant with BIS rules increased from 8.2% to 9.7%. Without impairment, it would have stood at 10.8%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in 2003 (2002: 1.2).

Balance sheet



€bn
800
600
400
200
01
02
03
Total assets
Risk assets compliant with BIS

Events after December 31, 2003

After we decided to pare back major equity positions more rapidly than originally planned and hence took write-downs on the shareholdings to their fair values in the 2003 financial statements, a number of significant disposals of shareholdings have taken place. For example, our 3.2% holding in Allianz AG was sold completely by the end of February 2004 and the participating interest in Münchener Rückversicherungs-Gesellschaft AG was reduced from 13.2% to less than 10%. As a result of the recent revaluation at the end of 2003, the disposals have not had any significant effects on the 2004 income statement.

To build a sound financial foundation for profitable growth in HVB Group in the coming years, the Bank announced a capital increase with subscription rights of at least €3 billion in February 2004. The subscription price for the new shares is to be disclosed on March 18, 2004; the subscription period is scheduled to run from March 23 to April 5, 2004. All things being equal, the inflow of liquidity at the beginning of April 2004 will improve the core capital ratio in the corporate group to more than 7%.

A basic plan was jointly drawn up for the integration of Vereins- und Westbank Aktiengesellschaft into HVB AG at the start of the year. Our participating interest in Vereins- und Westbank AG rose to around 92% at the end of January 2004. The legal aspects of the integration are scheduled for completion in the second half of this year.

Last year, we merged our two private banks, Bankhaus Gebrüder Bethmann and Bankhaus Maffei & Co. KGaA, to form Bankhaus BethmannMaffei oHG, and then sold our equity holding. The transaction was completed in January 2004 after the regulatory authorities had approved. Bankhaus BethmannMaffei oHG had total assets of €742 million and 212 employees at December 31, 2003. Net income for 2003 totaled €1 million.

In February 2004, we sold our participating interest of 61.7% in Brau und Brunnen AG, and thus a further step was taken in the reduction of non-strategic industrial holdings. The transaction is still subject to the approval of the antitrust authorities. Similarly in February 2004, BA-CA sold around 9.6 million shares in Wienerberger AG at a price of €24.5 per share.

The Austrian government is planning to reduce the rate of corporate income tax from 34% to 25%. This is expected to become law in July 2004 and take effect on January 1, 2005. The likely change in the tax rate as of 2005 would, provided all other parameters remain the same, reduce the deferred tax assets of BA-CA Group resulting from unused losses carried forward by €91 million. Nevertheless, consumption by future tax profits is to be revalued over the next few years.

Outlook

Management's Discussion and Analysis and the rest of the Annual Report include statements, expectations and forecasts concerning the future. These forward-looking statements are based on planning and estimates that are supported by all the information that is available to us at the present time. We assume no obligation to update these statements in the light of new information or future events. Known or unknown risks and uncertainties may be entailed in forward-looking statements, and the actual results and developments may thus differ significantly from those expected at present. Such discrepancies may result particularly from changes to the general economic climate and the competitive situation, developments on international capital markets, the possible default of borrowers or contracting parties in commercial transactions, the implementation of restructuring measures, amendments to national and international laws, notably to tax regulations, the reliability of our risk management procedures and methods as well as other risks, some of which are described in detail in the Risk Report.

The following general macro-economic and sector-specific conditions have served as a basis for planning:

The recovery of the world economy is set to continue. However, persistent structural weaknesses are preventing a stronger upturn. Growth in the United States will be reinforced by further fiscal stimuli. The consistently flourishing regions of emerging Asia and Central and Eastern Europe will remain the drivers of global expansion.

With a 1.6% increase in its GDP, the euro area will probably be among the slowest-expanding regions again this year. Growth in Germany is expected to reach 1.2% for the whole of 2004. Consistently robust exports coupled with tax cuts are fueling the upturn in the economy, despite the appreciation of the euro. Nevertheless, investors and private households probably have been unsettled by the structural reforms implemented in the health care system and on the labor market at the beginning of the year, together with the measures taken to finance the tax reform, which will depress the rate of growth.

The Austrian economy will pick up quickly in 2004 to expand by a total of 2.1%.

Countries in Central and Eastern Europe can also be expected to benefit from the more benign international climate. GDP in this region will rise by 4% on average year-on-year, supported by the lift in exports and investment.

The European Central Bank is likely to exercise extreme caution when it comes to increasing interest rates, and will only act toward the end of the year at the earliest. Long-term interest rates are set to remain at a relatively low level.

European stock markets are expected to continue recovering in 2004. Restructuring measures taken in recent years and a renewed increase in capacity utilization are enabling companies to improve their profitability even in an environment of poor GDP growth. An average 10% profit increase is thus realistic for 2004 and 2005. After the bull market of recent months, it is quite probable that stock prices will tend to mark time for a while during the year. Nevertheless, the favorable underlying conditions (rising corporate profits, low interest rates, moderate values, good liquidity environment) suggest that the upturn will persist over the medium term.

Currency markets continue to be marked by imbalances, giving rise to expectations of persistently high volatilities. The appreciation of the euro is not over yet, but this will probably be interspersed with phases in which the common currency weakens.

All in all, the European banking industry cannot expect to enjoy a strong economic tailwind in 2004. After three years of stagnation, and in the light of restrained growth, the situation regarding bankruptcies is unlikely to ease either.

Against this backdrop, we have again set ourselves ambitious goals in terms of ensuring a strong boost to our capital base and improving our operating performance in 2004. The capital increase of at least €3 billion is intended to improve the core capital ratio in the corporate group to over 7% and thus build a much sounder financial foundation for the future development of HVB Group after wide-ranging revaluation measures taken in the 2003 financial statements. At the same time, the core capital ratio is set to rise by year-end on the back of stable risk assets and reinvestment of profits in the corporate group.

Volumes and core capital ratio as per BIS rules	**2004 e**	**2003**
Risk assets, €bn	≤250	242
Core capital ratio under BIS rules, in %	approx. 7	5.9

After completing the 2003 transformation program, we are looking to make a sustained improvement to our performance in the current year by sharply increasing our operating revenues, keeping rises in administrative expenses to a moderate level, and significantly reducing our provisions for losses on loans and advances. To facilitate comparison, prior year values are adjusted in this Outlook by the non-scheduled items resulting from disposals, the current income and expenses of the deconsolidated companies norisbank, Bank von Ernst and Bankhaus BethmannMaffei that are no longer included in 2004, and the effects arising from the CTA.

Net interest income will again stand roughly at the adjusted prior year's level, although considerably depressed after the sharp decline in risk assets in 2003. However, we can compensate for this effect on volume by investing the funds released by the disposal of shareholdings so that they yield higher returns, by earning more interest income on the higher capital base, and by raising margins further to reflect strict risk-adjusted pricing of our lending operations. A good foundation for further earnings growth was already laid in net commission income and trading profit in 2003. Both of these components of our earnings remained virtually unaffected by the 2003 transformation program. Due to the more favorable climate on international capital markets, we expect a clear increase in our net commission income, notably in the securities and depositary business, as well as significant growth in other

sectors as a result of the slight improvement to the underlying macro-economic conditions at home and abroad.
In our trading business, we are now focusing more strongly on new, structured products that are to contribute to a sharp rise in net income.

Administrative expenses are expected to remain stable in 2004. The effect of standard wage increases on personnel expenses will be offset by cost-cutting measures. Taken together with the anticipated increase in operating revenues, these measures are expected to yield positive effects in terms of both the cost-income ratio and net income.
At the same time, considerably lower loan-loss provisions thanks to the upturn in the economy will boost earnings.

All in all, our plans call for the operating result to rise sharply in 2004 (compared with some €900 million in 2003). The high costs incurred by the risk shield for the Hypo Real Estate Group, which will total no more than €130 million in 2004, are omitted from the items below operating profit (loss) as well as the non-scheduled items resulting from revaluation measures for investments and goodwill. In addition, scheduled amortization of goodwill will be reduced by some €50 million each year after the high non-scheduled amortization taken in 2003.

Our expectations can be summarized and compared with the prior year on the basis of the planning bands as follows (to facilitate comparison in 2003, the non-scheduled items arising from disposals have been eliminated as well as the current income and expenses for the deconsolidated companies norisbank, Bank von Ernst and Bankhaus BethmannMaffei no longer included in 2004 and the effects resulting from the CTA):

Performance indicators	**2004 e**	**2003**
Total operating revenues, €m	9,600–10,000	9,256
Administrative expenses, €m	6,100–6,300	6,091
Loss-loss provisions, €m	1,900–2,100	2,269
Operating profit, €m	1,400–1,700	896
Cost-income ratio, in %	63–65	65.8

In our system of accounting for the business segments, we expect all three business segments – Germany, Austria/CEE, and Corporates & Markets – to report sharp increases in net income for 2004. The Germany segment is looking for a sharp increase in operating revenues calculated on a comparable basis after the disposal of norisbank, Bank von Ernst and Bankhaus Bethmann-Maffei. The Germany segment is also aiming to post an improved result before taxes on the back of stable administrative expenses and a significant decline in loan-loss provisions. A sharp increase in net income before taxes is likewise anticipated in Austria/CEE, driven by a rise in operating revenues together with stable administrative expenses and lower loan-loss provisions. A rise in operating revenues is similarly expected in Corporates & Markets, which, combined with falling costs and lower provisions for loans on loans and advances, will boost net income before taxes.

For 2005, we are looking to continue our trend of rising operating revenues and falling loan-loss provisions compared with the 2004 plan. Despite a slight rise in administrative expenses, the operating result is expected to increase significantly. The risk shield for the Hypo Real Estate Group, which is still included at €130 million in 2004, is omitted from the items below the operating result.

RISK REPORT

Groupwide risk control and risk management

HVB Group has placed the control and cross-segment management of risk under the leadership of the Chief Risk Officer, whose responsibilities encompass all core functions of identifying, analyzing and assessment of risks, along with their ongoing control and management. Within the framework of our overall bank management concept based on value creation, these functions are in turn closely intermeshed with our general processes for planning, management and control.

Chief Risk Officer organization

In line with the strict segregation of sales and credit organizations ("front office" and "back office") required under the Minimum Requirements for the Credit Business of Credit Institutions (MaK), HVB Group integrated the regional credit units – previously positioned within the business segments – and the Restructuring and Workout unit into the area of responsibility of the Chief Risk Officer in the year under review.

As part of a restructuring of the committees of the HVB AG Supervisory Board, a new Risk Committee was set up with effect as of August 1, 2003. Through this committee, which will meet at least four times a year, the Supervisory Board will receive timely and comprehensive information from the Board of Managing Directors on the current risk situation – especially with regard to market, credit and country risks – as well as risk management. With this move, we have taken into account the important role played by the early identification and control of risks by our Bank in the monitoring and advisory activities of the Supervisory Board.

Group Credit Risk Management

The Group Credit Risk Manager is responsible for managing the credit risk of HVB Group and exercises functional authority over the entire credit organization. His responsibilities include optimizing the loan portfolio, for instance through capital market activities or pricing, as well as defining Groupwide standards in the areas of credit policy and credit processes. In addition, he is involved in developing and implementing methods for measuring credit risk. The Group Credit Risk Manager oversees the regional credit units as well as the central organization of senior risk managers, and acts as the line supervisor of the latter.

In addition to making credit decisions and preparing them above a certain loan size, senior risk managers are responsible for risks associated with their assigned portfolios and developing portfolio strategies for industries, products and countries. Their specialized knowledge ensures the good quality of our credit decisions.

At the first indication of increased risk or a possible default, responsibility for the exposure is transferred to a restructuring unit or, if restructuring is no longer possible, to the workout units.

Group Asset Liability Management
The Group Asset Liability Management unit is responsible for the Groupwide management of short-term and long-term liquidity to ensure that the Bank has adequate liquidity at all times and to optimize the funding costs. Key instruments are coordinated operations on money markets and capital markets as well as the specification of liquidity profiles of Group units. Other tasks of Group Asset Liability Management include asset/liability management, balance sheet structure management, and measures to optimize regulatory capital.

The measures implemented in connection with these functions serve to support HVB Group's rating and return targets.

Risk Control
Group Risk Control ensures Groupwide record-keeping on the risk situation of our Bank and uniform assessment and quantitative evaluation of risks.

Its primary tasks and competencies are: ongoing, independent risk measurement and monitoring; responsibility for methods and methodology, including the development and continuing improvement of suitable models for measuring risks; and reporting to the Board of Managing Directors. In addition, Risk Control is responsible for Groupwide risk aggregation and risk capital allocation as well as the implementation of uniform, consistent risk control standards, and the corresponding statutory and regulatory requirements.

Group Risk Control exercises functional authority over the risk controllers operating locally in the foreign branches and subsidiaries.

Group Audit
Also operating as an independent organizational unit, Group Audit acts on behalf of the Group Board and reports directly to the Chief Financial Officer (CFO). Group Audit primarily performs the internal audit function at the parent bank. It additionally acts in various layers for Group subsidiaries. Its duties range from a control and advisory function based on a standardized system of reporting through to complete execution of the subsidiaries' internal audit function.

The Minimum Requirements for the Internal Audit Function of Credit Institutions issued by the Federal Financial Supervisory Authority stipulate that all operational and business processes must be audited at least every three years – if useful or appropriate – and all processes subject to especially high levels of risk must be audited at least once a year.


Front office
Sales organization
in the business segments
Back office
Chief Risk Officer
Credit risk organization
Group
Credit Risk
Management
Restructuring
and Workout
Risk Control
Group
Asset Liability
Management

Risk-oriented planning of audits

The planning of audits is carried out autonomously and in a risk-oriented manner. Every planning unit is assigned a risk value under a standardized risk assessment process. The risk value calculated in this way serves as a basis for assigning an audit interval. The existing process has undergone further development and is being used for the first time in the 2004 planning process.

An annual review is prepared to provide the Board of Managing Directors with an overview of essential audit findings and conclusions, as well as their current status.

At the regular sessions of the Supervisory Board's Audit Committee, the head of Group Audit reports on current trends and results in auditing activities.

Overall bank management

Capital market-oriented Group management

The main focus of our capital market-oriented management is on investment and the value-oriented allocation of our capital resources to business activities with attractive

Allocation of capital resources

risk-return ratios. Within the framework of our dual management principle, the business segments and their business units are allocated both regulatory (or used core) capital and risk capital. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units.

a) Used core capital

The amount of regulatory capital required to back the operations of the Bank's individual business segments and business units is determined in accordance with the used core capital of these units as defined in the Basel recommendation on regulatory capital. For this purpose, however, we do not apply the minimum capital backing of 4.0% stipulated by these rules; instead we apply a rate of 7.0%, thereby creating a core capital cushion.

Since we are striving for a long-term stabilization of our core capital ratio at a level of at least 7.0% in 2004 and in the subsequent years, this ratio comprises the basis for allocating used core capital to the individual business segments.

In calculating the regulatory capital for market risks, we incorporate an analogous core capital cushion.

b) Risk capital

At HVB Group we distinguish the following types of risk:

- Credit risk
- Liquidity risk
- Market risk
- Operational risk
- Business risk
- Risks arising from our own real estate portfolio
- Risks arising from our shareholdings/financial investments
- Strategic risk

All figures on these risk types shown in the Risk Report in the 2002 Annual Report still included the Hypo Real Estate Group. As a result of the spin-off of the Hypo Real Estate Group in 2003, the prior year figures for 2002 shown below are based on a proforma view (designated in the tables as "new HVB Group") to permit an economically meaningful and conclusive comparison. For the purposes of the proforma view, we assume that the Hypo Real Estate Group ceased to be part of HVB Group in the prior year.

Uniform quantification of risk

With the exception of liquidity and strategic risk, we measure all risk types using a value-at-risk approach under which potential unexpected losses are measured to a defined confidence level.

Based on this uniform quantification, risk capital is allocated on a Groupwide basis, generally for a one-year period.

Development of risk quantification methods

For this purpose, the required confidence level to be applied when determining the appropriate capital funding was raised in the year under review. Based on our medium-term target rating, the new confidence level is 99.95%, as compared with the previous level of 99%. The resulting sharp increase in risk capital values was largely offset through the inclusion of additional risk-reducing portfolio effects (diversification effects). In addition to the inclusion of portfolio effects between the individual risk types, which was already in place, we now include portfolio effects within a single risk type across individual business/Group units (prior year: individual values of all units were still aggregated).

The future risk capital requirements of the business segments and their business units are determined under the annual planning process in close cooperation between Risk Control and the individual operating units. After approval by the Group Board, the amounts of capital are anchored in the control and reporting instruments.

We also monitor and analyze liquidity risk and strategic risk on a continuous basis, and not, however, by means of risk capital coverage. Instead it is managed using other instruments (see the sections on these risk types in the Risk Report).

Group risk capital

Our Group risk capital (including minority interests) amounts to €9.9 billion after applying the changes in methodology described above, taking into account all risk-reducing portfolio effects. This represents a slight decrease of €0.5 billion compared with the previous year's value, which was calculated using comparable methods. The decline in risk capital, primarily associated with our shareholdings/ financial investments, was partially offset by an increase in credit risk. The increased credit risk is not the result of taking on more risk. Instead, this reflects the impact of changed portfolio effects within our Groupwide credit risk, as well as adjustments in the year under review – partly as a consequence of Basel 2 – to the parameters used in our credit risk portfolio model (see the section on the monitoring and control of credit risk in the Risk Report).

The risk capital requirements in the Germany business segment and the Austria & Central and Eastern Europe (CEE) segment were stable. The reduced requirements in the Corporates & Markets business segment are largely attributable to the redimensioning of our business activities in the United States (including the disposal of our U.S. real estate portfolio) and the inclusion of portfolio effects within market risks.

The Bank's ability to cover risk

In an analysis of our ability to support risk, we regularly measure the Group's risk capital against the capital cushion available to cover risk. These values also include our minority interests (in the figures shown in the 2002 Annual Report, the subsidiaries are included in the risk capital and in the capital cushion only on a prorated basis according to the percentage of the stakes held). This capital cushion basically consists of capital components required by the regulatory authorities, price and property


Capital markets' yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Risk capital
Takes financial risks into account
Resource optimization

reserves, and sustainably attainable earnings. However, when determining the economic capital cushion available to cover risk, capital components and reserves are used more comprehensively than recognized by the regulatory authorities.

With the capital cushion to cover risks equalling €31.5 billion at the end of the year, as against a comparable figure of €32.7 billion in the prior year, the total risk capital of €9.9 billion results in a utilization of approximately one-third of the cushion. The decline in the capital cushion was the outcome of a reduction of reserves (compensation for net loss) and the subordinated debt (expired maturities).

Capital management in line with statutory capital rules

Capital adequacy ratios

To manage our regulatory capital, we apply four capital adequacy ratios, for which we have established minimum values:

- core capital ratio (ratio of core capital to risk-weighted assets);
- core capital fulfilment ratio (ratio of core capital actually available to minimum regulatory core capital);
- equity capital ratio (ratio of equity capital to risk-weighted assets);
- equity funds ratio (ratio of equity funds to the sum of risk-weighted assets and market risk positions weighted by a factor of 12.5).

More detailed information on these ratios in 2003 is contained in the Financial Review and in the notes to the consolidated financial statements (Note 72) in the present Annual Report.

Risk capital after portfolio effects*

Confidence level 99.95%

Broken down by risk type	2003	2003	2002	2002
	€ millions	in %	€ millions	in %
				new HVB Group
Market risk	277	2.8	360	3.5
Credit risk	2,718	27.3	2,266	21.8
Business risk	977	9.8	967	9.3
Operational risk	1,364	13.7	1,375	13.2
Risks arising from the Bank's own real estate portfolio	284	2.9	323	3.1
Risks arising from the Bank's shareholdings/financial investments	4,321	43.5	5,111	49.1
Total	**9,941**	**100.0**	**10,402**	**100.0**

Broken down by business segment	2003	2003	2002	2002
	€ millions	in %	€ millions	in %
				new HVB Group
Germany	2,249	22.6	2,232	21.5
Austria/CEE	1,939	19.5	1,976	19.0
Corporates & Markets	1,521	15.3	1,924	18.5
Real Estate Workout	5	0.1	21	0.2
Other (including shareholdings/financial investments not allocated to the business segments)	4,227	42.5	4,249	40.8
Total	**9,941**	**100.0**	**10,402**	**100.0**

* To ensure methodological comparability, the prior year figures were adjusted accordingly

When budgeting the four above-mentioned ratios, we take into account the shrinkage and volatility of our equity funds (repayment of supplementary capital components, change in revaluation reserves due to market conditions, exchange rate influences, etc.) along with the fluctuations affecting risk-weighted assets and market risk positions.

The process To determine the appropriate capital funding, we have essentially defined the following process:

- Based on our multi-year planning, we prepare a rolling eight-quarter projection for ongoing forecasting of our capital ratios in accordance with the Basel recommendation on regulatory capital.
- Reports on the actual ratios and significant effects on them are submitted every month to a committee of the Board of Managing Directors (Group Asset & Liability Committee). The committee decides on appropriate action if the actual ratios deviate significantly from plan.

Risk monitoring and control

a) Credit risk

Credit risk is defined as potential losses arising from a customer default or loss of credit rating. Such risks include loan default risk, counterparty risk, issuer risk and country risk.

Presentation of credit risks in the consolidated financial statements

Loan default risk is defined as the potential losses arising from commercial lending operations. We created total

Loan default risk provisions for losses on loans and advances of €2,313 million for these risks in 2003. Of this amount, €1,455 million relates to the Germany business segment, €461 to Austria & Central and Eastern Europe, and €330 to Corporates & Markets.

The mission of the Real Estate Workout division is to reduce its entire portfolio as quickly as possible, at the best possible terms, and to avoid additional losses by instituting special risk management structures. In 2003, we succeeded in reducing the total portfolio volume in this area by €1.2 billion, from €4.2 billion to €3.0 billion. To date, the provisions for losses on loans and advances taken on the real estate workout portfolio amount to €0.9 billion, corresponding to a provision rate of around 28%.

Country risk Country risk is defined as the transfer and conversion risk resulting from finance facilities for which no provisions have been made, maturing in more than one year, net of collateral in both cases.

Country risks decreased marginally by €1 million during 2003 compared to the prior year. The volume of loans involving risk decreased by €33 million in the year under review to €66 million.

The total volume of the Group's country risk provisions amounts to €61 million.

Loan-loss allowances Including write-offs taken on the lending portfolio equal to €2.8 billion, the total loan-loss allowances, including allowances for losses on guarantees and indemnities, decreased by €0.8 billion to €11.9 billion in 2003. With these steps, we have adequately provided for all identifiable risks inherent in our lending operations. The methods used to value our loan receivables are described in the notes to the consolidated financial statements.

Counterparty risk Counterparty risk is defined as the potential losses arising from the default or deterioration of credit ratings of counterparties with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities/indexes, credit derivatives and other derivatives outstanding at year-end. These transactions are mainly concluded to hedge trading positions against fluctuations in interest rates, foreign exchange rates or other market prices. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management or, in the case of credit derivatives, to manage credit risk.

At year-end 2003, the nominal amounts of derivative transactions totaled approximately €3,232 billion.

Of the total nominal volume of derivatives, €2,717.3 billion (84.1%) relates to interest rate derivatives, €349.1 billion (10.8%) to foreign exchange derivatives, €122.7 billion (3.8%) to equity/index derivatives, and €42.8 billion (1.3%) to credit derivatives.

In terms of remaining maturity, the largest part of the derivatives volume belongs to the shortest time bucket (due within one year). The derivatives traded on futures and options exchanges account for 7.5% of the total volume. One of the reasons why the significance is relatively low is that the risks associated with exchange-traded derivatives can be neutralized by liquidating the contracts (reducing the overall volume), whereas in the OTC business, it is generally necessary to establish an offsetting position (increasing the volume).

The nominal volume in itself does not provide a suitable basis for drawing conclusions about the risk inherent in our derivatives business. Gross replacement values for OTC transactions serve as a useful indicator to quantify the values actually at risk. These are computed under the marked-to-market method as the sum of all positive market prices, ignoring risk-reducing netting agreements and individual credit weightings. Based on this definition, the maximum risk of default was €47.1 billion, or 1.5% of the total nominal volume outstanding, at the end of 2003. This value does, however, represent a worst-case scenario for counterparty risk, as it assumes simultaneous default by all counterparties in the complete absence of netting agreements. Taking into account the risk-reducing effects of existing netting agreements, the risk of default falls by €37.9 billion at the end of 2003. Additionally, the provision of collateral for OTC transactions leads to a further reduction of counterparty risk; at the end of 2003, this effect amounted to approximately €2.6 billion. After risk reduction through the application of netting effects and collateral provided by borrowers, the remaining counterparty risk amounts to €6.6 billion.

OECD governments, banks and financial institutions, which are rated as first-class borrowers from a regulatory viewpoint, account for 94.9% of counterparty risk before netting (new HVB Group at December 31, 2002: 92.7%; old HVB Group: 93.0%).

Credit derivatives

The rising need for instruments to manage credit risk has fostered the development of so-called credit derivatives. These vehicles make it possible to trade and hedge credit risks without altering the original credit relationships. This product group consists of three basic types: credit default swaps, total return swaps, and credit-linked notes.

A substantial portion of our business volume in credit derivatives results from HVB Group's securitization programs, which primarily serve to reduce risk-weighted assets. Further details are presented in the notes to the consolidated financial statements (Note 55) in the present Annual Report.

In a departure from our prior-year presentation in the 2002 Annual Report, we show counterparty risk (positive market values) for credit default swaps and total return swaps only. Counterparty risk is not shown for credit-linked notes, since they have the character of securities, unlike pure derivatives, and therefore carry issuer risk instead of counterparty risk.

Derivatives volume

€ millions	Nominal amount						Counterparty risk		
	Remaining maturity			Total	Total	Total			
	less than 1 year	1 to 5 years	more than 5 years	2003	2002 new HVB Group	2002 old HVB Group	2003	2002 new HVB Group	2002 old HVB Group
Interest rate derivatives	**1,646,251**	**653,609**	**417,477**	**2,717,337**	**2,272,354**	**2,394,136**	**32,658**	**39,592**	**41,850**
OTC products									
FRAS	267,322	15,793	—	283,115	121,577	132,948	96	188	196
Single-currency swaps	1,108,972	557,710	386,598	2,053,280	1,783,647	1,886,518	31,076	37,895	40,040
Interest rate options									
- purchased	24,908	35,157	14,824	74,889	88,279	90,396	1,482	1,506	1,611
- written	29,142	37,306	16,055	82,503	89,077	94,500	—	—	—
Other interest rate derivates	4,022	3	—	4,025	2,295	2,295	4	3	3
Exchange-traded products									
Interest rate futures	63,256	7,640	—	70,896	75,006	75,006	—	—	—
Interest rate options	148,629	—	—	148,629	112,473	112,473	—	—	—
Foreign exchange derivatives	**298,613**	**40,563**	**9,891**	**349,067**	**351,644**	**356,917**	**9,669**	**8,079**	**8,198**
OTC products									
Foreign exchange forwards	173,304	13,424	173	186,901	220,007	220,135	7,004	6,385	6,386
Cross-currency swaps	9,127	24,295	9,560	42,982	47,918	53,063	1,178	939	1,057
Foreign exchange options									
- purchased	53,177	1,345	79	54,601	38,980	38,980	1,487	755	755
- written	63,005	1,499	79	64,583	44,739	44,739	—	—	—
Other foreign exchange derivatives	—	—	—	—	—	—	—	—	—
Exchange-traded products									
Foreign exchange futures	—	—	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—	—	—
Equity/index derivatives	**32,221**	**81,287**	**9,155**	**122,663**	**55,874**	**55,874**	**4,491**	**3,947**	**3,947**
OTC products									
Equity/index swaps	—	—	—	—	—	—	—	—	—
Equity/index options									
- purchased	6,662	36,449	5,294	48,405	17,544	17,544	4,397	3,947	3,947
- written	11,539	33,243	2,328	47,110	20,523	20,523	—	—	—
Other equity/index derivatives	3,327	653	535	4,515	5,062	5,062	94	—	—
Exchange-traded products									
Equity/index futures	3,197	—	—	3,197	1,536	1,536	—	—	—
Equity/index options	7,496	10,942	998	19,436	11,209	11,209	—	—	—
Credit derivatives[1]	**6,880**	**16,363**	**19,576**	**42,819**	**50,169**	**61,385**	**294**	**921**	**922**
Other transactions	**10**	**7**	**—**	**17**	**627**	**627**	**1**	**34**	**34**
Total	**1,983,975**	**791,829**	**456,099**	**3,231,903**	**2,730,668**	**2,868,939**	**47,113**	**52,573**	**54,951**

[1] For details, see the table entitled Credit derivatives below

Counterparty type

	Counterparty risk					
	2003	2002	2002	2003	2002	2002
	€ millions	€ millions	€ millions	Structure in %	Structure in %	Structure in %
		new HVB Group	old HVB Group		new HVB Group	old HVB Group
OECD central governments (and central banks)	243	378	405	0.5	0.7	0.7
OECD banks	41,413	46,531	48,858	87.9	88.5	88.9
OECD financial institutions	3,049	1,844	1,868	6.5	3.5	3.4
Non-OECD central governments (and central banks)	6	28	28	0.0	0.1	0.1
Non-OECD banks	145	167	167	0.3	0.3	0.3
Non-OECD financial institutions	72	—	—	0.2	0.0	0.0
Other companies and private individuals	2,185	3,625	3,625	4.6	6.9	6.6
Total	**47,113**	**52,573**	**54,951**	**100.0**	**100.0**	**100.0**

Credit derivatives

€ millions	Contract volume						Counterparty risk		
	Remaining maturity			Total	Total	Total			
	less than	1 to 5	more than	2003	2002	2002	2003	2002	2002
	1 year	years	5 years		new HVB Group	old HVB Group		new HVB Group	old HVB Group
Banking book	**186**	**827**	**12,989**	**14,002**	**18,880**	**30,096**	**15**	**62**	**63**
Protection buyer									
Credit default swaps	125	559	10,760	11,444	16,348	24,642	15	61	61
Total return swaps	—	—	2,000	2,000	2,000	2,000	—	1	1
Credit-linked notes	10	27	117	154	414	2,543	—	—	—
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	51	235	112	398	99	138	—	—	1
Total return swaps	—	—	—	—	—	—	—	—	—
Credit-linked notes	—	6	—	6	19	773	—	—	—
Other	—	—	—	—	—	—	—	—	—
Trading book	**6,694**	**15,536**	**6,587**	**28,817**	**31,289**	**31,289**	**279**	**859**	**859**
Protection buyer									
Credit default swaps	919	7,221	3,329	11,469	11,197	11,197	34	419	419
Total return swaps	2,459	913	609	3,981	4,611	4,611	2	370	370
Credit-linked notes	—	169	130	299	497	497	—	—	—
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	1,300	6,846	1,533	9,679	10,063	10,063	167	52	52
Total return swaps	2,016	366	966	3,348	4,660	4,660	76	18	18
Credit-linked notes	—	21	20	41	261	261	—	—	—
Other	—	—	—	—	—	—	—	—	—
Total	**6,880**	**16,363**	**19,576**	**42,819**	**50,169**	**61,385**	**294**	**921**	**922**

Reference assets

€ millions	Contract volume						
	Credit default swaps	Total return swaps	Credit-linked notes	Other	Total 2003	Total 2002 new HVB Group	Total 2002 old HVB Group
Public bonds	1,400	24	58	—	1,482	1,693	1,882
Corporate bonds	20,252	8,205	369	—	28,826	30,851	30,851
Equity	—	—	—	—	—	928	928
Other	11,338	1,100	73	—	12,511	16,697	27,724
Total	**32,990**	**9,329**	**500**	**—**	**42,819**	**50,169**	**61,385**

Monitoring and control of credit risk

Our control and management of credit risks is based on an integrated concept of clearly defined and documented principles, bodies with well-defined powers, as well as compatible procedures, systems and processes.

Credit policies

The rules governing our Bank's lending business are based on a four-level structure. The general credit policy of HVB Group defines binding standards for the credit organization applicable for the entire corporate group, the key material credit rules, and the core elements of the credit process. Within the terms of these general guidelines, the heads of the regional credit units define the general credit policies for the business segments. These are supplemented or amended in special credit policies that cover specific risks or special aspects of the credit process, the organization, or the statutory framework. These credit policy standards are implemented and made precise in operating guidelines.

Strategic Group Credit Committee

Our Strategic Group Credit Committee, established in 2002, has proven its worth as a central body for making strategic decisions in our lending activities. Alongside the Chief Risk Officer and the Group Credit Risk Manager, this body includes representatives from all business segments as well as Risk Control. This committee conducts ongoing, detailed analysis of our loan portfolio and draws conclusions for the strategic orientation of our business activities. In addition, it discusses and determines the methods, processes, and procedures applied to the risk management of our loan portfolio, which are included in our lending policies.

Minimum Requirements for the Credit Business

After the regulatory authorities published the Minimum Requirements for the Credit Business of Credit Institutions (MaK) in December 2002, we conducted a weak-point analysis at the beginning of 2003 in order to identify areas where action is required.

We concluded that many of the standards defined under the minimum requirements (for instance the functional segregation of "front office" and "back office," comprehensive risk control, separate voting on lending decisions, risk classification processes, etc.) are already adequately taken into account in our existing structures, procedures and processes, and are consequently fulfilled as specified in the MaK requirements. The remaining weaknesses are being eliminated in accordance with the established decentralized responsibilities of business and support units. We made good progress in this area in 2003.

The timetable specified by the regulatory authorities requires all qualitative minimum requirements to be fully met by mid-2004. An extended implementation deadline until the end of 2005 applies to the necessary changes to IT systems. Due to our favorable starting position and the early start in our activities, we expect to complete implementation on time.

Implementation of Basel 2

A core element of Basel 2 is a stronger differentiation of risk for regulatory capital requirements for loans according to customers' rating classes. Basel 2 will bring the regulatory viewpoint into line with the economic viewpoint of risk-adjusted management, which is already established as an approach within the Bank through our internal instruments for the measurement and management of risks.

We are managing all Basel 2 activities through an integrated project, divided into the sub-projects "credit risk," "operational risk," and "market risk" (interest rate risk in the banking book). Essential aspects of the subprojects in the year under review are discussed in detail in the corresponding sections of the present Risk Report.

Our goal in the area of credit risk is to implement the most sophisticated approach, the so-called IRB Advanced Approach (IRB = Internal Ratings-Based), for all relevant portfolios of our Bank. Our proven internal rating instruments and the established parameterization procedures of our internal credit risk model represent a good basis for achieving this goal (see the section on the internal credit risk model in the present Risk Report).

In the year under review, our efforts focused on the functional expansion of our established rating and collateral systems and on the functional concept and technical implementation of our central Basel 2 system architecture. In this context, we developed the initial phase of a Group-wide database along with a closely integrated calculation kernel for risk-weighted assets as a foundation for the planned system. We are now submitting our first regulatory reports on the basis of the new system architecture.

Credit analysis

It is vitally important for us to reliably assess the default probabilities of our customers, both for the regulatory capital coverage under Basel 2 (by the IRB approach) and for our internal credit risk model. For this reason, we have given particular priority to the ongoing development and fine-tuning of our internal credit analysis instruments (rating and scoring procedures).

These instruments differ in content and structure according to the amount and complexity of the lending exposure being investigated. In addition, we maintain a number of special credit rating instruments tailored to specific industry sectors or financing forms, such as property developers, project finance, and so on. As a result of this credit analysis, we assign individual customers to a credit rating corresponding to an empirically measured default probability. With the aid of this default probability, we can correlate our internal ratings with the external classifications of rating agencies.

In the year under review, we carried out a study of the Basel 2 conformity and analysis properties of our rating and scoring procedures. In addition, we increased the flexibility of the system technology platform for the rating analysis instruments.

Internal credit risk model

We employ an internal credit risk model to quantify and assess the parent bank's global loan book default and counterparty exposures. The advantage of this internally developed model is the exact suitability of its methodology and parameterization to our portfolio. Because it is our own, we can refine it at any time to incorporate the latest advances.

Expected loss

For purposes of credit risk measurement, a distinction is drawn between the expected loss and the credit value-at-risk (or unexpected loss). The expected loss quantifies the average losses expected on the current portfolio over the next twelve months, which are then factored into the pricing of our products in the form of standard risk costs.

Breakdown of credit risk and counterparty risk by business segment*

Business segment	Expected loss		Value-at-risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		new HVB AG**		new HVB AG**
Germany	61.4	58.1	57.5	42.8
Corporates & Markets	37.2	40.6	38.6	55.8
Real Estate Workout	0.3	0.8	0.2	0.4
Other	1.1	0.5	3.7	1.0
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Business segment structure of HVB AG effective as of 2003
** Figures taking the spin-off of Hypo Real Estate into account

Credit value-at-risk

The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99.95% probability) within one year and is backed by risk capital as a safety cushion.

The tables show the expected losses and the credit value-at-risk of the parent bank portfolio, broken down by business segment, rating class, and industry sector.

Year-on-year development of risk

In fiscal 2003, with only slight changes in the percentage shares of the business segments in the expected losses, a shift was observed in their shares in value-at-risk. These changes are primarily the result of adjustments in the risk measurement parameters due to the differing impact of the economic situation on the various asset classes. In addition, there was a decline in the credit volume entailing credit risk in the Corporates & Markets business segment.

The continuing measures for streamlining the portfolio again reduced the risk in the Real Estate Workout division during the year under review.

In the breakdown of credit risk by rating class, there was an increase in the share of rating class 8, which was not the result of growth in the credit volume, but rather of higher default probabilities in weaker rating classes. In addition, a decline in the share of rating class 4 can be observed due to a decrease in the credit volume.

The breakdown of the portfolio structure by industries shows an increase in the share of risks in the utilities and residential property sectors. This reflects a more conservative rating assessment of customers, with exposures unchanged. The increase in the share of value-at-risk for the retail customer segment was primarily due to the difficult economic situation in Germany in the year under review. The value-at-risk in all other industry sectors remained stable.

Breakdown of credit risk and counterparty risk by rating class

Rating	Expected loss		Value-at-risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		new HVB AG*		new HVB AG*
Rating 1	0.2	0.3	0.6	1.2
Rating 2	1.0	1.0	4.2	2.6
Rating 3	2.4	3.2	8.1	8.3
Rating 4	11.2	17.0	17.3	22.1
Rating 5	13.8	14.4	22.2	17.6
Rating 6	16.7	17.6	18.6	16.6
Rating 7	17.0	19.6	11.2	18.3
Rating 8	37.7	26.9	17.8	13.3
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Figures taking the spin-off of Hypo Real Estate into account

Breakdown of credit risk and counterparty risk by industry sector

Industry sector	Expected loss		Value-at-risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		new HVB AG*		new HVB AG*
Retail customers	21.8	25.6	12.6	8.2
Utilities	16.7	9.2	10.9	8.8
Residential property companies, real estate investors, property funds	13.1	8.3	15.6	8.8
Property developers – commercial	6.4	8.1	9.4	10.8
Services	6.2	5.9	9.2	6.4
Communications	4.5	4.5	3.5	3.6
Food	3.5	2.3	2.6	2.6
Consumer goods, textiles	3.4	3.3	2.7	3.4
Other financial services providers	2.9	5.5	5.5	11.2
Trades	2.4	4.4	2.8	4.6
Health	2.2	2.4	2.5	2.5
Mechanical engineering	2.1	3.3	3.0	6.8
Vehicles	2.0	2.0	3.1	2.8
Steel	2.0	1.3	1.7	2.0
Publishers, media, printing	1.5	0.8	2.5	0.8
Public authorities, not-for-profit organizations	1.3	0.7	1.2	0.9
Chemical	1.2	1.2	1.2	1.4
Transport, logistics	1.0	1.2	1.1	1.5
Mineral oil	0.9	1.5	1.0	1.8
Electrical	0.8	0.7	0.9	1.1
Movable equipment leasing	0.8	2.4	0.9	3.0
Banks	0.8	0.9	3.3	1.7
Software	0.6	0.5	0.3	0.6
Insurance	0.5	0.3	0.4	0.3
Paper	0.5	0.7	0.8	1.0
Aerospace	0.4	2.5	0.5	2.7
Recycling, waste management	0.2	0.2	0.2	0.2
Real estate leasing companies	0.2	0.2	0.5	0.4
Hardware	0.1	0.1	0.1	0.1
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Figures taking the spin-off of Hypo Real Estate into account

Country risk

HVB Group's definition of country risk encompasses all cross-border transactions in foreign currencies. This includes all positions from lending and trading activities, including internal transactions within the corporate group and the issuer risk associated with tradable fixed-interest securities. It also takes into account sovereign risk (i.e. the risk of a sovereign state or state body defaulting).

At HVB Group, we measure country risk mainly by using short-term and medium-term country ratings. The country ratings consist of two components: empirically calculated statistical models permit the determination of default probabilities and loss quotas on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by HVB Group's economic research group.

Along with the default probability and the loss quota, the measurement of country risk takes the structure of transactions into account.

Country exposure* and country value-at-risk by region

Region	Exposure	Share of exposure	Value-at-risk	Share of value-at-risk
	€ millions	in %	€ millions	in %
Africa	796	1.1	6	8.5
Asia/Pacific	8,574	12.3	12	16.9
South and Central America	7,671	11.0	16	22.5
North America	12,396	17.8	1	1.4
Western Europe	30,910	44.3	0	0.0
Eastern Europe	9,367	13.5	36	50.7
Total	**69,714**	**100.0**	**71**	**100.0**

Country exposure* and country value-at-risk by rating class

Rating	Exposure	Share of exposure	Value-at-risk	Share of value-at-risk
	€ millions	in %	€ millions	in %
Rating 1	44,435	63.7	0	0.0
Rating 2	9,397	13.5	8	11.3
Rating 3	8,499	12.2	17	23.9
Rating 4	4,824	6.9	18	25.4
Rating 5	1,060	1.5	4	5.6
Rating 6	1,068	1.5	12	16.9
Rating 7	175	0.3	3	4.2
Rating 8	51	0.1	1	1.4
Rating 9	205	0.3	8	11.3
Total	**69,714**	**100.0**	**71**	**100.0**

* net of collateral; excluding transactions with loan-loss provisions

On the basis of this information, a portfolio model is used for a monthly calculation of the value-at-risk stemming from country risks (confidence level 99.95%) for HVB Group. Due to the small number of countries, country portfolios tend by nature to be rather undiversified. Consequently, an accurate reflection of the portfolio and diversification effects among countries, regions and loan default risks is an integral part of our portfolio model.

In terms of methodology, our internal management of country risk is certainly comparable to the Basel 2 capital requirements in the currently available version. Consequently, even today we are achieving important management effects anticipated through the Basel 2 requirements.

The limitation of risks (VAR limits) on a regional basis is also carried out using the method described above for evaluating country risk. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and an exposure management based on transaction potential. In addition, country risk management works with volume limits for each country (broken down by product risk groups).

Year-on-year development of risk

The good structure of our portfolio of transactions entailing country risk remained stable compared with the prior year. Country exposures in rating classes 1–4 account for a nearly unchanged 96% share of total exposures. The majority of these exposures pertain to highly developed countries or products with very little transfer risk.

In the year under review, there was a sharp 37% decline in exposures entailing country risk. This trend involved all regions with the exception of Eastern Europe and all business activities, which means lending and trading activities as well as issuer risk. This development is the result of the systematic implementation of HVB's strategy of concentrating on core markets in Central and Eastern Europe. It led to a significant reduction in exposures in the region of South and Central America. This was also a reflection of the continuing economic difficulties in some Latin American countries. Our exposure also decreased in the other regions. An increase in our exposure can be seen only in Eastern Europe, resulting from the impending EU accession of some countries and the anticipated economic development of this region.

Country exposure* by region and product category

Regions		Lending		Trading		Issuer risk		Total
	2003	2002	2003	2002	2003	2002	2003	2002
	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions
		new HVB Group		new HVB Group		new HVB Group		new HVB Group
Africa	627	1,178	130	123	39	37	796	1,338
Asia/Pacific	2,953	4,123	5,032	13,105	589	1,684	8,574	18,912
South and Central America	4,041	6,090	1,735	7,258	1,895	2,497	7,671	15,845
North America	5,402	7,070	5,090	6,017	1,904	2,591	12,396	15,678
Western Europe	10,472	15,450	18,884	31,733	1,554	4,361	30,910	51,544
Eastern Europe	6,418	5,388	2,030	1,261	919	807	9,367	7,456
Total	**29,913**	**39,299**	**32,901**	**59,497**	**6,900**	**11,977**	**69,714**	**110,773**

* net of collateral; excluding transactions with loan-loss provisions

Top ten rating 1 countries by exposure*

Countries	Exposure € millions	Share of exposure in %
UK	22,318	32.0
USA	9,783	14.0
Switzerland	5,281	7.6
Japan	2,918	4.2
Denmark	1,211	1.7
Canada	1,157	1.7
Sweden	874	1.3
Norway	806	1.2
Liechtenstein	79	0.1
Andorra	7	0.0
Total	**44,434**	**63.8**

* net of collateral,
excluding transactions with loan-loss

Top ten countries by exposure excluding rating 1 countries*

Countries	Exposure € millions	Share of exposure in %
Cayman Islands, on-shore**	3,771	5.4
Cayman Islands, off-shore**	2,489	3.6
Poland	1,716	2.5
Bermudas**	1,456	2.1
Hungary	1,179	1.7
Czech Republic	1,144	1.6
Hong Kong	1,006	1.4
Slovenia	979	1.4
Croatia	869	1.2
Australia	805	1.2
Total	**15,414**	**22.1**

* net of collateral; excluding transactions with loan-loss provisions
** The country risks for the Cayman Islands and Bermudas result from HVB Group operations in the money market and issuing businesses

Limit systems As a key element of our risk control and management program, we employ limit systems to prevent the unintended and uncontrolled increase of our risk positions. For loan default risks, limit compliance is monitored by the local lending units; Risk Control performs central monitoring of limit compliance for counterparty, issuer and country risks.

To monitor counterparty and issuer risk, we employ worldwide limit systems with online access at all key HVB Group locations engaging in trading activities (except for the Bank Austria Creditanstalt Group, where limits are still monitored using separate systems). This enables each trader to check current limit utilization and lets the risk controller perform direct limit monitoring for each counterparty or issuer. Each new trading transaction is immediately entered and applied to the corresponding limit.

In the case of counterparty risk, the limit system covers the monitoring of both the so-called pre-settlement risk and the settlement risk. For the Bank there is a settlement risk whenever payments are exchanged and, when processing the transaction, we make advance payments without being certain at the time of the payment that the counterparty will make the corresponding payment. This risk is limited for the future value date and monitored right from the time the Bank enters into the transaction, so that a concentration of payments on a single value date is prevented beforehand.

For pre-settlement risk, the applicable amount is referred to as an "exposure" or "credit equivalent." This method increases the current market value of a transaction by the amount of the so-called add-on, a premium for potential market movements over the duration of the transaction. The exposure per counterparty calculated in this way takes into account both risk-reducing netting agreements and collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the market value of current transactions.

Portfolio management The task of Group Credit Portfolio Management is – in collaboration with the corresponding units in the business segments – to enhance the risk-return profile of the Bank's portfolio as a key contribution toward achieving our return on equity target. Its central function enables it to optimize the composition of the various subportfolios with reference to the overall loan portfolio, exploit market opportunities that arise in submarkets and effectively counteract concentration risks identified at the level of the Bank as a whole.

Consequently, it played a key role in the year under review in the Bank's efforts to reduce risk-weighted assets and concentration risks. Loan portfolios or large loans were sold to interested investors, for instance by means of syndication, subparticipations, or hedge structures (for example through credit derivatives). However, the most important instrument was the securitization of outstanding loans. In 2003, six major securitization programs were carried out with a total transaction volume of approximately €11.6 billion, reducing risk-weighted assets as defined by BIS rules by approximately €8.9 billion.

Concentration risk Another priority of risk management is to make decisive efforts to limit and manage risk concentrations with individual borrowers or borrower units by introducing a rating-based limit system. We achieved a significant reduction in concentration risks by means of syndication, hedge structures, and the reduction of exposures in consultation with customers.

Risk-oriented and market-oriented pricing To optimize the loan portfolio and hence enhance the profitability of our lending business, we apply a pricing methodology with a clear orientation toward the risk-reward ratio. It includes not only the customer's internal rating in the credit margin along with all relevant costs and risks, but also the necessary regulatory and economic capital. To ensure consistency with capital markets, we carry out regular benchmarking of our lending margins against market prices. This differentiated pricing approach is applied in all areas and is part of the loan-approval process.

Outlook for 2004 In 2004 we will continue with our intensive project activities for the implementation of the new Basel Accord. Priorities will be our ongoing efforts to develop an integrated Basel 2 data pool for regulatory reporting purposes and credit risk control, as well as the adjustment of our calculation kernel in line with the results of the consultation phase. In addition, it is vital to ensure that the Bank fully and punctually meets all the Minimum Requirements for the Credit Business of Credit Institutions (MaK).

Our credit portfolio management aims to continue increasing the fungibility of our loan portfolio through intensified active utilization of the capital markets. Benchmarking our lending margins against comparable capital market prices is an essential decision-making factor for our portfolio management and lending business. Consistent efforts to limit and manage concentration risk will also remain a priority of our risk management.

b) Liquidity risk

Liquidity and funding management was characterized in the year under review by the measures taken under our transformation program. The reduction in balance sheet assets led to a gradual decrease in our refinancing requirements on the money markets and capital markets during the course of the year. As a result, we actually exceeded our funding targets for 2003 and managed to keep the Bank's refinancing structure stable despite the difficult market environment during the first half of the year.

Groupwide liquidity management

Our Groupwide liquidity management is made up of several components which enable us to identify risks early, limit liquidity mismatches through limits and funding targets, and identify and maintain appropriate liquidity reserves for defined stress situations.

The rules and principles of liquidity management are specified in a Group Liquidity Policy passed by the Group Board, and are implemented by Group Asset Liability Management. The Group Board and our Group Asset Liability Committee are regularly informed on the current liquidity and refinancing situation.

Short-term liquidity risk

Liquidity limits

The assessment and limitation of short-term liquidity risks are based on daily liquidity reports showing the relevant cash flows and the portfolios of available highly liquid securities of the most important Group units. These two components are used as the basis for determining cumulative limits ranging from the next banking day up to one month. These limits are monitored on a daily basis.

Within the framework of this limit system, which operates under conservative assumptions, we showed an overall positive balance of €13 billion for the Group for the next banking day at the end of 2003.

The portfolio of highly liquid securities eligible as collateral for central bank borrowings and available at short notice to compensate for unexpected outflows of liquidity, for example through increased utilization of approved credit and liquidity lines, amounted to €17 billion at the end of the year.

Liquidity structure

In addition to our internal liquidity risk management system, we are subject to the regulatory standards defined in the Liquidity Principle II. The relevant ratio at the parent bank improved year-on-year from 1.09 at December 31, 2002 to 1.22 at December 31, 2003. Compared with the regulatory minimum ratio of 1, this means that the funds available to the parent bank exceeded its payment obligations for the following month by €16.3 billion.

Funding risk

Broad funding basis

Our broad funding basis and excellent product placement capabilities on the capital markets provide us with a secure source of funding for our lending operations with regard to maturity and terms even under difficult market conditions. With their high credit quality and liquidity, our Pfandbrief mortgage bonds still remain the most important funding instrument.

Long-term funding needs are determined through a coordinated process on the basis of expected business trends, and are updated regularly. The annual funding targets derived from this process address the need for a balanced maturity structure of assets and liabilities within defined maturity buckets. Our Group Funding Management fulfills the targets while optimizing costs. A monthly analysis of deviations from plan ensures an up-to-date overview of the funding situation.

Long-term funding

Particularly as a result of the effect of the spin-off of the Hypo Real Estate Group, HVB Group was able to substantially reduce its need for long-term funding as compared with the prior year by approximately €28 billion. We intend to continue this trend through such measures as the continued expansion of our stable customer deposits and the use of securitization measures. Unsecured borrowing of funds via commercial paper programs and certificates of deposit decreased by approximately €11 billion in 2003, a development that also improved the diversity and stability of our funding base.

Market liquidity risk

Market liquidity risk is managed by placing strict restrictions on those markets which can be included within the individual trading portfolios. We use our stress tests to identify their risk potential under various scenarios.

c) Market risk

Market risk is defined as the potential loss arising from an adverse change in the prices of our positions in financial markets. This encompasses interest rate, foreign exchange, equity and credit-spread risk.

Throughout the Group, we calculate the market risk both for the trading book and for the risks stemming from the banking book. Flow management (management of daily cash flows in the commercial and mortgage banking business) is handled for the parent bank by Group Treasury Management, and by the Treasury departments or Asset Liability Management units for the respective subsidiaries.

Quantification

For purposes of day-to-day risk measurement and management, we quantify the value-at-risk with a confidence level of 99% and a holding period of one day. To determine and allocate the risk capital requirements for market risks, this value-at-risk, like other risk types, is scaled to a confidence level of 99.95% and a holding period of one year, taking portfolio effects (diversification) into account.

We calculate the value-at-risk with an internal model based on a Monte Carlo simulation approach. The model previously used in Munich and London for measuring interest rate fluctuation risks was expanded in 2003 to include the measurement of credit-spread risk, and was introduced at the branches in New York and Asia. These additions were approved by the German Financial Supervisory Authority at the end of the year.

By expanding the internal model we achieved a substantial reduction in equity funds requirements for market risks as compared with the standard process previously used. Compared with December 31, 2002 (new HVB Group), the capital requirements as defined under BIS rules decreased from €2,314 million to €1,736 million at December 31, 2003.

As a further risk approach, the risks associated with foreign exchange and equity products as well as some of the interest rate risks in the banking book in the parent bank are calculated statistically on the basis of various conservative assumptions (such as considering currencies separately while disregarding risk-reducing correlation effects). In addition, other appropriate processes are applied within the Group, such as a variance-covariance approach.

The table below shows the aggregate market risks of our trading positions in HVB Group for last year. Thanks to the improved risk measurement through the expanded use of the internal model, there was a significant reduction of the value-at-risk from interest rate positions in the fourth quarter. We also show the credit-spread risks under this risk category.

Market risk from trading positions

Value-at-risk, 99% confidence level, 1 day holding period

€ millions	Average 2003*	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003	Dec. 31, 2002 new HVB Group	Dec. 31, 2002 old HVB Group
Interest rate positions	54	17	51	69	80	61	61
Foreign exchange positions	16	17	15	15	17	12	12
Equity/index positions	49	60	51	50	33	26	26
Total	**119**	**94**	**117**	**134**	**130**	**99**	**99**

* arithmetic mean

Due to the underlying conservative assumptions, the value-at-risk figures, which are not computed using the internal model, actually represent a cautious estimate of our market risk. With the further expansion of the internal model, our value-at-risk figures will therefore again decrease in the future.

At year-end, the banking book contained market risks of €50 million (new HVB Group at year-end 2002: €45 million; one-day holding period), of which €38 million stemmed from asset-side and liability-side fixed interest guarantees.

We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk calculations with the market value changes derived from the positions.

We also continually conduct stress tests to determine the potential losses in our market risk positions resulting from extraordinary events and worst-case scenarios. The scenarios we examine range from simple interest rate shocks to the default of major market players or a total collapse of all correlations.

Limit monitoring

The risk positions in the banking and trading books are managed by means of a uniform, hierarchical limit system that limits the loss potential from market risks. The risk limits are approved annually by the Group Board and are not permitted to be exceeded.

Exceeding a limit in subportfolios immediately triggers an escalation process, and the reduction of the positions in question is monitored closely. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation and compliance with limits on an intraday basis.

Supplementing the value-at-risk, the parent bank's stress risks are monitored via a "traffic light" concept. In case of "red," risk management and risk control discuss the consequences from the stress scenarios, and, if required, appropriate management measures are initiated.

Outlook for 2004

In 2004 our activities will focus on the continuing development of the internal model to prepare it for full use. The next step in this development will be the inclusion in the internal model of measurement of risks associated with equities and foreign exchange.

As we implement the requirements imposed by Basel 2 on the management and control of risks from interest rate fluctuations in the banking book, we will also integrate these positions into the processes and methods of the internal model.

d) Operational risk

We define operational risk as the risk of losses resulting from inadaquate or failed internal processes, human errors, technological breakdowns, or from external events.

Focus in 2003

In the year under review, a key area of concentration – alongside the measures described below to manage risks and avoid the resulting losses – was cross-segment projects to prepare for the capital coverage requirements for operational risk expected to come into force beginning in 2007 under Basel 2, with simultaneous implementation in EU and German legislation. Priorities were:

– the launch of a web-based operational risk loss database ("OpRisk^{LDB}") to ensure full collection of all loss data,
– the largely automated transformation of our loss data and income structure to the business lines in accordance with the Basel standards,
– the adjustment of the processes for the management of operational risk to comply with the Basel requirements, particularly the "Sound Practices for the Management and Supervision of Operational Risk," and
– the further development of the control self-assessment already in place to establish a combined risk and control assessment.

When determining capital adequacy in HVB Group for regulatory purposes, we will implement at least the Standardized Approach with all related requirements. At the same time, we intend to establish a basis for a possible enhancement of our Loss Distribution Approach to meet the criteria of an Advanced Measurement Approach as recognized by the regulatory authorities.

We are confident that the ongoing projects will enable us to meet the deadlines for implementation of Basel 2 and the EU directives. In addition, even now, considerable improvements in information quality and risk awareness are evident.

Loss data collection

We have ensured full compliance with the three-year loss event database required under the Basel rules with the aid of a multi-step process and uniform standards for online data entry in OpRisk^{LDB}. The various roles, with their defined rights and obligations, also ensure that our internal quality requirements are met.

Measurement techniques

We employ the Loss Distribution Approach to quantify the operational value-at-risk. Basel 2 explicitly designates it as a quantitative element of the Advanced Measurement Approach. Our quantification model uses internal and external data to determine the loss distributions. A Monte Carlo simulation is used to calculate the value-at-risk figures, taking into account risk-reducing measures such as the insurance program and the improved monitoring quality.

Due to the measurement methods based on loss data, the operational value-at-risk is a historical value. However, because value-at-risk is influenced by current monitoring and processes, its quality is measured annually within the framework of a control self-assessment (CSA), and it is incorporated into the quantitative calculation as a present quality score.

For the subsidiaries, the value-at-risk for operational risk is derived from the risk values of the parent bank.

Risk management

The responsibility for managing operational risk, that is, taking measures to reduce, prevent, or insure this risk, rests with the responsible risk managers in our business segments and service divisions. In the year under review, the following measures played a key role:

Business segments and service divisions
The first test in the Germany business segment was successfully completed for the launch of risk assessment for all product and process areas. In addition, we carried out a number of measures to improve the security of buildings, contractual terms with subcontractors/third-party suppliers, and data quality for compliance with the increasingly stringent statutory requirements for opening bank accounts.

We raised the level of automation in the front office of the Corporates & Markets business segment by implementing technical innovations. We also began with the reengineering of the securities process with the aim of significantly improving the security and efficiency of the interface between trading and settlement through a higher degree of automation and technical support of the entire process.

Handling crises
The Bank's crisis management system, optimized during the prior year, was repeatedly and successfully tested in terms of the composition of the crisis team, effective communication and the proper function of the required operating framework and processes.

Operational risk loss events – the process



Loss event
Investigation
Operational risk loss database
Data entry
Release
Quality assurance
Closure
Reporting and control

IT risks
Security reviews and audits for new applications and infrastructure components or major changes to existing ones helped to significantly reduce the risks from their use in production.

The introduction of a security incident process enabled us to prevent damage from various viruses and security defects in the Microsoft Internet Explorer, particularly in the third quarter, through an immediate risk assessment and the resulting countermeasures.

Legal risks
Our Group Legal Department is responsible for managing legal risks. In fulfilling its Corporate Center function, it defines uniform, Groupwide standards for the management of legal risk and monitors compliance with them. New or amended legal standards or court rulings are implemented under a tight timetable by the legal departments in the corresponding Group companies in Germany and abroad.

If customers cancel their property loan agreements under the Doorstep Transactions Act on the basis of the ruling by the German Supreme Court in 2002, this will have very little economic impact on the Bank, since the borrower is still obliged to repay the principal according to court rulings that have since become final. This situation is not affected by the order issued by the Bochum District Court on July 29, 2003 to submit a case to the European Court of Justice, since, in the opinion of the German Supreme Court, decisions by the European Court of Justice cannot under any circumstances affect existing contracts in Germany.

In a ruling of November 26, 2002, the German Supreme Court nullified the resolution of the parent bank's Annual General Meeting of May 1999 concerning the appointment of KPMG as auditor of the 1999 financial statements. The annual financial statements for 1999 remain unaffected by this decision in our view, which is confirmed by external expert opinions. Contrary to the view put forward by a few shareholders, it is in particular not the case that the financial statements are null and void, since such a claim can be asserted only within six months of the publication of the statements. The German Supreme Court ruling mentioned above has prompted the same shareholders to challenge the validity of the Bank's financial statements for 2000–2002. The Munich District Court dismissed a lawsuit based on this claim as being in violation of the law, and the Regional Appeal Court rejected the appeal against this ruling in a unanimous decision, since the assumption of abuse of the law by the District Court was not subject to legal errors. The plaintiffs have applied for a reprimand of the Regional Appeal Court for failing to give them a fair hearing, and have filed an appeal and an extraordinary appeal on points of law, as well as applying for reviews by the Constitutional Court. We assume that these appeals – some of which have no basis in law – have no chance of success.

A shareholder has filed a suit challenging the election of shareholder representatives to the Supervisory Board of the parent bank at the last Annual General Meeting of the parent bank on May 14, 2003, since he believes that the selected voting method was inadmissible; this shareholder believes that his view is confirmed by a German Supreme Court ruling on block voting issued on July 21, 2003, after the parent bank's Annual General Meeting. In our view, however, no conclusion on the requirements for block voting in supervisory board elections can be inferred from the court ruling mentioned above.

Suits have been filed challenging the resolution passed at the Annual General Meeting of the parent bank on May 14, 2003 approving the spin-off. The Munich Regional Appeal Court ruled that these suits did not represent an impediment to the entry of the spin-off in the Company Register. In our view, the appeals filed against this decision of the Regional Appeal Court have no chance of success. Regardless of these considerations, the spin-off is now irreversible through its entry in the Company Register.

Outlook for 2004

In 2004 we will be focusing on the final results of the Basel 2 consultation process and the further implementation of the ongoing projects.

In addition, we will continually make further improvements to reduce operational risks through measures in the area of risk management.

e) Business risk
Business risk is defined as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious losses in earnings, thereby diminishing the market value of a company. Business risks can result from serious deterioration in the market environment, or changes in the competitive situation or customer behavior.

The measurement of our business risk is based on income and cost volatilities, with due consideration paid to correlation effects. As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

In the context of the persistently difficult market environment, we continued with our strict cost-cutting program in 2003. In addition, a number of measures were established which we will continue to apply consistently in the current year to boost our earning strength through an even stronger customer orientation, and also through improved use of our internal Group network.

f) Risks arising from our own real estate portfolio

The majority of our real estate holdings are held within HVB Immobilien AG or HVB Gesellschaft für Gebäude mbH & Co. KG and its subsidiaries. HVB Immobilien AG is responsible for portfolio management, project development and implementation, real estate management, and the sale/rental of our own properties.

Our Groupwide measurement of real estate risks by means of a value-at-risk approach is based on the market value of the properties and corresponding historical volatilities determined using appropriate external real estate indexes. We also take into account correlations between various regions.

g) Risks arising from our shareholdings/ financial investments

Under this risk type we classify changes in the market prices of our portfolio of listed and unlisted shareholdings and financial investments, primarily comprising our major equity holdings in Allianz and Münchener Rückversicherungs-Gesellschaft AG. Operational subsidiaries are not included in this risk category, as their risks are already separately identified and recorded in relation to the other risk types.

The value-at-risk is primarily determined on the basis of the market values and volatilities of these investments. In the case of investments in unlisted companies, we apply the book values as market value estimates as well as the volatility of indexes. To reflect the recent past more adequately in our risk calculations, we perform an exponential weighting when calculating the volatilities, taking the long-term holding period of investments into account.

Streamlining the investment portfolio

The Group Board is responsible for managing our entire portfolio of shareholdings/financial investments (including operational subsidiaries). The consistent efforts in 2003 to streamline our non-strategic investment portfolio were a key priority of our transformation program with the goal of focusing on our core business, reducing complexity, and releasing capital.

We floated a 22.5% stake in Bank Austria Creditanstalt on the stock market in the form of an IPO in July. In the third quarter, we spun off the greater part of our commercial real estate finance business to form the Hypo Real Estate Group. In addition, we disposed of norisbank and Bank von Ernst at a substantial book profit.

In 2004, apart from a further reduction in our financial investments and the ongoing adjustment of our Group profile, we will be focusing particularly on the integration of Vereins- und Westbank AG (see the Financial Review in this Annual Report).

Insolvency trend in Germany


Number of bankruptcies, in thousands
40
30
20
10
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
2004*

* Projection/forecast
Sources: Creditreform; 2004 forecast: HVB Group, Economic Research

h) Strategic risk

Strategic risk results from management being slow to recognize important trends affecting the structure of the banking sector as a whole or specific areas of the sector or drawing false conclusions about these trends, with the result that fundamental management decisions may not be in the Bank's best interest and may be difficult or impossible to reverse.

It is not possible to collate and control strategic risks using quantitative methods. These risks are best handled by way of continuous monitoring of domestic and international markets and evaluation of the strategic position to facilitate a quick and decisive response to adjust the business model or business processes. With the transformation program initiated in 2003, HVB Group laid the foundation to position itself to meet the current changes, ready to face the future with renewed strength.

Risk from overall economic trends

Our Bank continues to operate in a relatively difficult economic climate. Despite a noticeable improvement in growth prospects, companies' reserves have dwindled following three years of stagnation and sharply declining share prices. Consequently, any additional stresses would impose heavy burdens. The appreciation of the euro is generally dampening the profit outlook. The period of major bankruptcies appears to be over; however, small and medium-sized enterprises are still threatened (projection for 2003: 39,700 bankruptcies; forecast for 2004: 38,000).

Risks for the business trend arise firstly from the possibility that the economic recovery in Germany and around the world could end sooner than expected. The consequences of this turn of events would include a worsening of the negative trend in company insolvencies. Secondly, a pronounced appreciation of the euro in excess of expectations would also be problematic. Thirdly, there is the danger of a faster and, above all, larger increase in interest rates, which would make corporate financing more difficult and act as a brake on improvements in the investment environment.

Structural change in the banking sector

The German banking market continued to suffer from structural problems in 2003. These were the result, on the one hand, of bank-specific aspects such as excess capacity and the high degree of fragmentation. Again in 2003, consolidation processes were hardly evident and, when they did take place, they were almost entirely limited to the public or cooperative banking sectors. There was no cross-sector consolidation activity. On the other hand, improvements in the economy as a whole, such as the elimination of excessive regulation or labor market reforms, have not yet occurred.

Following the loss-making fiscal year 2002, the German private banks responded by focusing on restructuring processes. In addition to strict cost-cutting measures, these included the redimensioning of the business mission through a reduction in complexity accompanied by a focus on core competencies. Despite an improved operating

Market shares in the German banking sector

in %, based on total assets


Public-sector banks 48.5
Private banks 39.9
Cooperative banks 11.6

Sources:
Deutsche Bundesbank, effective: November 2003; internal calculations

earnings situation for the year under review, the profitability of German private banks continues to lag behind the European average.

However, we expect to see a further improvement in operating earnings in 2004. In view of the gradual recovery in the overall economic situation, the demand for banking services is likely to increase, and the number of loan defaults should continue to decrease. In addition, most banks can now respond more efficiently and flexibly to market changes following the far-reaching restructuring and cost-cutting measures (see the Financial Review in the Annual Report).

The transformation of HVB Group

Within the framework of the transformation program, HVB Group took decisive action in 2003 to achieve its strategic goals of improving its earning power and capital strength. To focus on our core business, we spun off the greater part of our commercial real estate business into the Hypo Real Estate Group. The envisaged reduction in risk-weighted assets in order to improve the core capital ratio and optimize our risk profile required an extensive package of measures. Our extensive securitization activities and the reduction of our non-strategic investment portfolio represented a major contribution. In addition, we disposed of marginal activities such as our U.S. real estate portfolio.

Our adjusted positioning also involves certain strategic risks. The disposal of non-core business activities initially reduces the Group's earnings base. This must be offset by growth in profitability in our core business segments.

Staff cuts

The staff cuts planned for 2003 were implemented on schedule. Adjusted for changes in the group of consolidated companies, HVB Group had 4,357 fewer employees at year-end than one year earlier. With a decrease of 2,579 employees, the parent bank absorbed a particularly large share of the staff cuts.

Thanks to the decisive action taken in the year under review, the staffing level at the parent bank (excluding Vereins- und Westbank AG) will decrease only slightly in 2004. Moderate reductions are still planned for the credit organization and back office/administration units. These will be offset by a deliberate expansion of sales activities.

The integration of Vereins- und Westbank AG into the parent bank will generate synergy effects that will involve staff reductions. There is no operational risk, since essential tasks will be transferred to other units within the framework of an integration timetable.

The staff reduction plans in Austria for 2004 are ambitious. Major considerations associated with these plans are regulatory changes, in some cases quite significant (early retirement, pre-retirement part-time employment), and the company pension schemes, where returns remain below expectations.

In the countries of Central and Eastern Europe (CEE), we acted decisively to eliminate a further 1,460 positions within the framework of integration projects in Poland and Bulgaria. This created the conditions for further reductions in personnel expenses. Additional process optimization steps coupled with selective changes in employment law will permit more savings in 2004, especially in Poland. Preparations for the merger in Bosnia are on schedule. The accompanying headcount reduction can be implemented under local law. Despite selective increases in growth markets, the planned measures in the CEE region will ensure additional savings overall.

We do not anticipate any risks from the implementation of the planned staff reductions.

Summary

HVB Group has placed the control and cross-segment management of risk under the leadership of the Chief Risk Officer.

Chief Risk Officer organization

Because the new regulatory Minimum Requirements for the Credit Business of Credit Institutions (MaK) require a strict segregation of sales and credit organizations, HVB Group integrated the regional credit units – previously positioned within the business segments – and the Restructuring and Workout unit during the year under review into the area of responsibility of the Chief Risk Officer. The regional lending units are now part of the Group Credit Risk Management organization, which is in charge of credit risk management for HVB Group. Group Asset Liability Management is responsible for liquidity and funding management and for asset liability management. Risk Control is responsible for measuring and monitoring our risks, including reporting to the Group Board.

Capital market-oriented management system

HVB Group has a comprehensive, Groupwide risk control and risk management system which is fully integrated into the Bank's internal capital market-oriented management concept. This gives priority to the value-oriented use of our capital in business activities with attractive risk-return ratios.

Our risks are classified by clearly defined risk types and measured with comparable methods on the basis of a value-at-risk approach. By aggregating all these risks and risk areas, we can represent our total risk, which is regularly compared against the capital available to us to support this risk. In doing so, we apply a confidence level of 99.95%, which reflects our target rating. Furthermore, the consistent system of measuring risk comprises the basis for Groupwide risk capital allocation to cover unexpected losses.

Thanks to their high quality, the methods and systems we employ to measure and manage our risks fulfill all relevant legal and regulatory requirements currently in force.

Future regulatory standards

Our Bank continued to focus closely on future legal and regulatory standards in the year under review. These include the ongoing consultations on the new Basel Accord (Basel 2), which is expected to come into force in 2007, and its implementation in EU and German law. The focal point of Basel 2 is a stronger differentiation of risk in the rules for regulatory capital coverage, with the aim of achieving a closer approximation to the purely economic, or risk-adjusted, capital coverage. We continued with our extensive project activities for the implementation of Basel 2 in 2003, and made substantial progress both in the functional concept and the technical implementation.

We plan to implement the most sophisticated approach for credit risks, the so-called IRB Advanced Approach (IRB = Internal Ratings-Based), for all of our relevant portfolios. With regard to capital coverage for operational risk we will at least apply the Standardized Approach. We will make a decision on the use of the most sophisticated approach, the Advanced Measurement Approach, only when the final Basel standards are available as a basis for a well-founded cost-benefit analysis.

Another essential frame of regulations is the Minimum Requirements for the Credit Business of Credit Institutions (MaK) published by the German Financial Supervisory Authority, which in particular define minimum qualitative standards with reference to the organization and processes in the lending business. Banks have until mid-2004 to implement them (IT upgrades: end of 2005). An analysis carried out during the year under review showed that we already meet many of these standards. Remaining weaknesses will be eliminated within a short time. Thanks to our favorable starting position and the early start we made with our measures, we expect overall implementation of the MaK requirements to be completed on time.

Consistent portfolio management

Under our transformation program, we sharply reduced our risk-weighted assets to raise the core capital ratio and improved our risk profile in 2003. In addition to the reduction of our non-strategic investments, the intensified use of capital markets for active portfolio management played a central role. We see this use of capital market instruments as a continuous process within the framework of a business model which uses our customer competencies to generate attractive portfolios for investors, thus making a key contribution toward achieving our targeted return on equity.

In addition, determined efforts to limit and manage concentration risks remain a key priority of our credit risk management to reduce the volatility of our risk provisions.

After coping with the difficult business climate in 2003, we expect the overall economic environment to make a gradual recovery in 2004. In addition, we will continue our efforts to fine-tune our Group profile. On this basis we anticipate further improvements in our earnings situation.

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	Notes	2003	2002	Change		2002
		new HVB Group				old HVB Group
		€ millions	€ millions	€ millions	%	€ millions
Interest and similar income	29	19,645	24,417	-4,772	- 19.5	33,846
Interest expense and similar charges	29	13,764	18,481	-4,717	- 25.5	27,197
Net interest income	29	5,881	5,936	- 55	- 0.9	6,649
Provisions for losses on loans and advances	30	2,313	3,292	- 979	- 29.7	3,797
Net interest income after provisions						
for losses on loans and advances		3,568	2,644	+ 924	+ 34.9	2,852
Fee and commission income		3,409	3,280	+ 129	+ 3.9	3,334
Fee and commission expenses		614	608	+ 6	+ 1.0	650
Net commission income	31	2,795	2,672	+ 123	+ 4.6	2,684
Gains less losses arising from trading securities						
(trading profit)	32	820	787	+ 33	+ 4.2	787
General administrative expenses	33	6,371	6,896	- 525	- 7.6	7,076
Balance of other operating income and expenses	34	620	180	+ 440	>+100.0	115
Operating profit (loss)		**1,432**	**(613)**	**+2,045**		**(638)**
Net income from investments	37	(1,806)	587	-2,393		649
Amortization of goodwill	38	1,134	395	+ 739	>+100.0	395
Additions to restructuring provisions		—	283	- 283	-100.0	286
Balance of other income and expenses	39	(638)	(149)	- 489	>-100.0	(151)
Profit (loss) from ordinary activities/						
net income (loss) before taxes		**(2,146)**	**(853)**	**-1,293**	**>-100.0**	**(821)**
Taxes on income	18, 40	296	(3)	+ 299		37
Net income (loss)		**(2,442)**	**(850)**	**-1,592**	**>-100.0**	**(858)**
Minority interest in net income (loss)		(197)	41	- 238		29
Net income (loss) adjusted for minority interest		**(2,639)**	**(809)**	**-1,830**	**>+100.0**	**(829)**
Transfers to (from) retained earnings		(2,639)	(809)	-1,830	>+100.0	(829)
Consolidated profit (loss)		—	—	—	—	—

The 2003 financial statements are heavily affected by non-scheduled items, which serve to reduce net income by an aggregate total of €2,756 million. Net income from investments includes non-scheduled items arising from revaluation measures taken on available-for-sale securities totaling €1,989 million offset by non-recurring income from the sale of investments totaling €127 million.

The non-scheduled items arising from non-scheduled amortization of goodwill totaling €902 million are carried in amortization of goodwill.

The balance of other income and expenses includes an expense item of €460 million for the risk shield provided for the Hypo Real Estate Group.

This is offset by non-scheduled income of €468 million included in other operating income arising from the sale of norisbank and Bank von Ernst.

The parent bank did not generate any profit available for distribution in 2003. Hence no dividend will be paid for the 2003 fiscal year.

Earnings per share

	Notes	2003	2002	2002
			new HVB Group	old HVB Group
Earnings per share in € (excl. amortization of goodwill)	41	-2.81	-0.77	-0.81
Earnings per share in € (excl. amortization of goodwill and other non-scheduled items)	41	0.65	—	—
Earnings per share in €	41	**-4.92**	**-1.51**	**-1.55**

Assets	Notes	2003	2002		Change	2002
			new HVB Group			old HVB Group
		€ millions	€ millions	€ millions	%	€ millions
Cash reserve	43	5,708	5,259	449	8.5	5,373
Assets held for trading purposes	6, 44	80,462	85,252	– 4,790	– 5.6	85,252
Placements with, and loans and advances to, other banks	7, 45	52,842	57,552	– 4,710	– 8.2	73,867
Loans and advances to customers	7, 46	283,525	314,854	– 31,329	– 10.0	409,938
Allowances for losses on loans and advances	8, 47	(11,361)	(12,206)	845	6.9	(13,716)
Investments	9, 49	53,000	65,807	– 12,807	– 19.5	101,998
Property, plant and equipment	10, 50	3,001	3,331	– 330	– 9.9	3,473
Intangible assets	12, 51	2,721	3,746	– 1,025	– 27.4	3,816
Other assets	52	9,557	12,220	– 2,663	– 21.8	21,156
Total assets		**479,455**	**535,815**	**– 56,360**	**– 10.5**	**691,157**

Shareholders' equity and liabilities	Notes	2003	2002	Change		2002
			new HVB Group			old HVB Group
		€ millions	€ millions	€ millions	%	€ millions
Deposits from other banks	13, 56	112,964	136,419	– 23,455	– 17.2	143,361
Amounts owed to other depositors	13, 57	140,312	147,096	– 6,784	– 4.6	154,922
Promissory notes and other liabilities evidenced by paper	13, 58	122,728	147,523	– 24,795	– 16.8	271,561
Liabilities held for trading purposes	14, 59	55,233	51,479	+ 3,754	+ 7.3	51,479
Provisions	15, 60	6,847	8,830	– 1,983	– 22.5	10,931
Other liabilities	16, 61	9,400	11,973	– 2,573	– 21.5	21,549
Subordinated capital	62	19,183	20,564	– 1,381	– 6.7	22,311
Minority interest	63	2,476	678	+ 1,798	+ 100.0	813
Shareholders' equity	64	10,312	11,253	– 941	– 8.4	14,230
Subscribed capital		1,609	1,609	—	—	1,609
Additional paid-in capital		9,295	12,024	– 2,729	– 22.7	13,112
Retained earnings		—	—	—	—	2,882
Reserve arising from currency and other changes		(40)	—	– 40	—	—
Change in valuation of financial instruments		(552)	(2,380)	1,828	76.8	(3,373)
AfS reserve		326	(1,531)	+ 1,857		(1,319)
Hedge reserve		(878)	(849)	– 29	– 3.4	(2,054)
Consolidated profit		—	—	—	—	—
Total shareholders' equity and liabilities		**479,455**	**535,815**	**– 56,360**	**– 10.5**	**691,157**

€ millions	Subscribed capital	Additional paid-in capital	Retained earnings	Reserve arising from currency and other changes	Change in valuation of financial instruments AfS reserve	Change in valuation of financial instruments Hedge reserve[1]	Consolidated profit	Shareholder's equity
Shareholders' equity at Jan. 1, 2002								
Old HVB Group	**1,609**	**13,133**	**4,326**	**–**	**6,135**	**(550)**	**457**	**25,110**
Change in value of financial instruments not affecting income					(7,035)	(1,341)		(8,376)
Change in value of financial instruments affecting income					(157)	(164)		(321)
Dividend payment of parent bank							(457)	(457)
Change from net income (loss), excl. minority interest			(829)					(829)
Change in holdings of, and net income from, own equity instruments		(21)						(21)
Changes in group of consolidated companies			(168)		(262)	1		(429)
Reserve arising from currency and other changes			(447)	—				(447)
Shareholders' equity at Dec. 31, 2002	**1,609**	**13,112**	**2,882**	**—**	**(1,319)**	**(2,054)**	**—**	**14,230**
Shareholders' equity at Jan. 1, 2003								
Old HVB Group	**1,609**	**13,112**	**2,882**	**—**	**(1,319)**	**(2,054)**	**—**	**14,230**
Spin-off of Hypo Real Estate Group		(1,088)	(2,882)		(212)	1,205		(2,977)
Shareholders' equity at Jan. 1, 2003								
New HVB Group	**1,609**	**12,024**	**—**	**—**	**(1,531)**	**(849)**	**—**	**11,253**
Change in value of financial instruments not affecting income					239	(237)		2
Change in value of financial instruments affecting income					1,624	163		1,787
Change from net income (loss), excl. minority interest		(2,639)						(2,639)
Change in holdings of, and net income from, own equity instruments		31						31
Changes in group of consolidated companies		(121)		145	(6)	45		63
Reserve arising from currency and other changes				(185)				(185)
Shareholders' equity at Dec. 31, 2003	**1,609**	**9,295**	**—**	**(40)**	**326**	**(878)**	**—**	**10,312**

[1] cf. detailed description in the Financial Review and Note 5

Changes in minority interests are shown in Note 63.

	2003	2002
		old HVB Group
	€ millions	€ millions
Net income (loss)	**(2,442)**	**(858)**
Write-downs, provisions for losses on, and write-ups of, loans and advances and		
additions to provisions for losses on guarantees and indemnities	2,440	3,898
Write-downs and depreciation less writes-ups on long-term assets	3,852	1,799
Change in other non-cash positions	(185)	(7,358)
Profit from the sale of investments, property, plant and equipment	(504)	(1,704)
Other adjustments		
(mainly taxes on income paid and interest received less interest paid and dividends received)	(4,489)	(6,885)
Subtotal	**(1,328)**	**(11,108)**
Change in assets and liabilities from operating activities after correction for non-cash components		
Increase in assets/decrease in liabilities (–)		
Decrease in assets/increase in liabilities (+)		
Assets held for trading purposes	8,253	5,012
Placements with, and loans and advances to, other banks	3,755	(14,240)
Loans and advances to customers	24,506	16,095
Other assets from operating activities	(776)	808
Deposits from other banks	(20,932)	11,786
Amounts owed to other depositors	(3,212)	(14,027)
Promissory notes and other liabilities evidenced by paper	(24,527)	(39,618)
Other liabilities from operating activities	325	9,756
Taxes on income paid	(254)	(503)
Interest received	17,834	34,663
Interest paid	(13,466)	(29,348)
Dividends received	188	305
Cash flows from operating activities	**(9,634)**	**(1,939)**
Proceeds from the sale of investments	17,732	17,542
Proceeds from the sale of property, plant and equipment	54	325
Payments for the acquisition of investments	(7,589)	(11,089)
Payments for the acquisition of property, plant and equipment	(665)	(913)
Effects of the change in the group of companies included in consolidation	(508)	1,023
Cash flows from investing activities	**9,024**	**6,888**
Proceeds from capital increases	(2,729)	—
Dividends paid	—	(457)
Subordinated capital, net	(726)	(990)
Other financing activities, net	4,601	(6,061)
Cash flows from financing activities	**1,146**	**(7,508)**
Cash and cash equivalents at end of previous period, old HVB Group	5,373	8,036
Cash and cash equivalents at end of previous period, Hypo Real Estate Group	114	—
Cash and cash equivalents at end of previous period, new HVB Group	5,259	—
+/– Net cash provided/used by operating activities	(9,634)	(1,939)
+/– Net cash provided/used by investing activities	9,024	6,888
+/– Net cash provided/used by financing activities	1,146	(7,508)
+/– Effects of exchange rate changes on cash and cash equivalents	(87)	(104)
Cash and cash equivalents at end of period	**5,708**	**5,373**

[1] cf. detailed description in the notes

NOTES

CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Exempting consolidated financial statements in accordance with IFRS

As a globally active company, the Bayerische Hypo- und Vereinsbank Group (the "Bank" or "HVB Group") prepares its financial statements in accordance with the requirements of the International Accounting Standards Board (IASB).

This gives the Bank's shareholders and all other interested parties a reliable and internationally comparable basis for evaluating the Bank and its profitability. The Bank's value-oriented management is similarly based on these accounting principles.

The consolidated financial statements for 2003 prepared in accordance with International Financial Reporting Standards (IFRS) are published as exempting financial statements pursuant to Section 292a, German Commercial Code (HGB). Besides the standards defined as IFRS, the IFRS also comprise the existing International Accounting Standards (IAS) together with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC). The financial statements comply with the applicable EU directives and have the same informative value as consolidated financial statements prepared in accordance with the German Commercial Code.

With only a few exceptions, compliance between the IFRS and the EU accounting regulations is normally provided. These exceptions were not of material significance for the consolidated group of HVB AG ("parent bank"), which means that the consolidated financial statements comply with the accounting policies set forth in the EU directives.

In contrast to the EU directives, the IFRS only require a few specific items to be included in the balance sheet and income statement. To ensure that the consolidated financial statements comply with the EU directives, the Bank has included the items requiring disclosure under the Bank Accounts Directive in the notes to the consolidated financial statements.The Bank has similarly provided disclosures required by EU law in the notes to financial statements.

The statement regarding the Corporate Governance Code required by Section 161, German Stock Corporation Act, has been published on the Bank's website.

www.hvbgroup.com/compliance

The Bank's listed subsidiaries – DAB Bank AG and Vereins- und Westbank AG – have each posted equivalent statements on their respective websites.

In addition to the requirements of Section 315 (1,2), German Commercial Code, Management's Discussion and Analysis also meets the criteria for a Financial Review set forth in IAS 1. Also incorporated is a risk report pursuant to Section 315 (1), German Commercial Code.

The revised IAS 32/39 and the 13 IAS revised as part of the Improvement Project, which were published in December 2003 and are to be applied by 2005 at the latest, have not been applied in the present consolidated financial statements.

The exemption permitted under Section 292a, German Commercial Code, requires the main differences between the IFRS accounting and consolidation policies and the German accounting legislation to be mentioned.

These differences are as follows:

Prohibition to create reserves in a way that reduces income

In contrast to Section 340f and g of the German Commercial Code, IAS 30.44 does not allow reserves for general banking risks to be deducted from income.

Disclosure of financial instruments at fair value

Whereas Section 340c (1) in conjunction with Section 252 (1) 4, German Commercial Code, does not permit disclosure of unrealized gains, IAS 39.69 generally requires financial instruments to be carried at fair value at the balance sheet date. In contrast to German accounting practice, this results in reserves and charges included in these financial instruments being recognized as income or carried in a way that does not affect income.

Fair value hedge

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk and that will affect reported net income.

The general accounting principles set forth in the German Commercial Code require only the underlying hedged item to be disclosed. The compensating unrealized gains and losses attributable to the underlying hedged item and the hedging derivative receive different treatment in the way in which they are recognized in the income statement. According to the German Commercial Code, unrealized gains are not taken to the income statement. On the other hand, the method of accounting for fair value hedges set forth in IAS 39 requires the unrealized gains and losses attributable to the hedging instrument, which has to be stated with its fair value, to be taken to the income statement. The value of the underlying hedged item is adjusted by the changes in fair value, and these changes in fair value are taken to the income statement.

Cash flow hedge

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction and that will affect reported net income.

The German Commercial Code does not contain an equivalent view of cash flow hedges. Instead, the accounting principles set forth in the German Commercial Code do not require either the hedged items or the derivatives used to hedge interest rate risk to be measured. The German Commercial Code does not contain any specific regulations regarding the disclosure of the hedging of forecasted transactions in the balance sheet. On the other hand, the method of accounting for cash flow hedges set forth in IAS 39 requires the hedged item to be recognized at fair value. The changes in the fair value are split into an effective portion relating to the hedge and an ineffective portion not relating to the hedge (see also Note 5). The effective portions are recognized directly in shareholders' equity, while the ineffective portions of a hedging derivative are reported immediately in net income; in the case of other hedging financial instruments, they are included either in equity or net income depending on their classification. Depending on its classification, the hedged item is recognized at amortized cost or, in the case of available-for-sale assets, at fair value.

Capitalization of internally-generated intangible assets

IAS 38 requires intangible assets both obtained externally and generated internally to be shown under certain circumstances. Section 246 (1) in conjunction with Section 248 (2), German Commercial Code, on the other hand, prohibits the disclosure of internally-generated intangible assets.

Prohibition to deduct from retained earnings the excess of cost over net assets acquired when consolidating investments

Under IAS 22.41 ff., it is not permitted for goodwill to be deducted from retained earnings, whereas this is permitted under Section 309 (1) 3, German Commercial Code. Goodwill is capitalized under intangible assets and amortized over its expected useful life.

Prohibition to take depreciation that does not correspond to actual loss of value
Under German accounting legislation, given the accounting principle that any particular method of treatment for tax purposes has to be reflected in the commercial accounts, as set forth in Section 5 (1), German Income Tax Act, depreciation is often taken more with tax considerations in mind, without taking the actual economic loss of value into account. Special depreciation and carrying amounts permitted under German tax regulations are not included in the consolidated financial statements prepared in accordance with IFRS, since amounts of depreciation and amortization are to be computed independently of tax considerations under IFRS.

Provisions
IFRS normally only allow provisions to be created for external obligations. Exceptions are permitted in the case of provisions created in conjunction with company acquisitions as set forth in IAS 22.31, and restructuring provisions as set forth in IAS 37.72, which are to be recorded as liabilities in certain circumstances. Section 249 of the German Commercial Code, on the other hand, lists broader requirements and options for the recognition of expense provisions.

Accruals
In contrast to the German Commercial Code, IAS 37 differentiates between provisions and accruals. In the case of accruals, the uncertainty with regard to the timing or amount of the future expenditures is generally lower than is the case with provisions.

Incorporation of future developments and plan assets when calculating pension provisions
In contrast to the generally static valuation method required by German law (tax-based discount value method compliant with Section 6a, German Income Tax Act), IAS 19 requires the factors determining the pension obligations to be adjusted constantly to reflect economic and demographic changes. Among other things, this includes taking into account future salary increases and career trends, together with a current capital market rate for discounting the obligations.

In contrast to the German Commercial Code, under IAS 19.54 the pension provisions shown in the balance sheet are to be netted with the fair values of plan assets designated or defined to meet the obligations. Unlike the treatment under the German Commercial Code, the expected income from plan assets reduces the pension expense shown in the income statement prepared in accordance with IFRS.

Recognition of deferred tax assets and liabilities
Under Sections 274 and 306 of the German Commercial Code, tax provisions are only created for differences which will probably be equalized in later fiscal years (timing concept) between net income shown in the financial statements and net income under tax regulations.

IAS 12, on the other hand, fundamentally requires deferred tax assets and liabilities to be recognized for every difference in the balance sheet prepared in accordance with IFRS and the taxable values (temporary differences), irrespective of when they arise and whether they are likely to be equalized (temporary concept). Under IAS 12, the requirement to disclose tax assets also applies to the recognition of sufficiently likely benefits arising from tax losses carried forward.

1

Uniform Group accounting policies

The separate financial statements of the domestic and foreign subsidiaries are incorporated in the Bank's consolidated financial statements in accordance with uniform principles of accounting and valuation. Figures stated in the financial statements of associated companies are retained unchanged.

2

Consistency

In accordance with the IFRS Framework for the presentation of financial statements together with IAS 1, IAS 8 and SIC 18, the Bank applies the accounting and disclosure principles consistently from one period to the next. Where the Bank effects changes in its accounting policies, any resulting adjustments are recognized in the income statement. Where accounting and valuation errors from earlier periods are corrected, the amounts involved are adjusted against retained earnings. No changes in accounting policies were made in 2003. In order to achieve clearer disclosure, reserves arising from currency and other changes are now shown separately from retained earnings.

3

Companies included in consolidation

The group of companies included in consolidation encompasses 402 (2002: 444) companies. This total includes special purpose entities, which SIC 12 requires to be consolidated.

The group of companies included in consolidation has been defined taking into account materiality criteria. All fully consolidated companies prepared their annual financial statements at December 31, 2003. The group of consolidated companies does not include any companies which are not fully consolidated. In the year under review, 26 (2002: 32) companies are accounted for using the equity method.

As a result of the spin-off, the following companies included in the 2002 consolidated financial statements are no longer part of HVB Group and were deconsolidated effective January 1, 2003:

- Hypo Real Estate Bank AG, Munich
- Westfälische Hypothekenbank AG, Dortmund
- WestHyp Immobilien Management GmbH & Co. KG, Dortmund
- Württembergische Hypothekenbank AG, Stuttgart
- HVB Bank Ireland, Dublin
- FGH-Bank N.V., Utrecht
- Pfandbrief Bank International S.A., Luxembourg
- PBI-Beteiligungs-GmbH, Munich
- HVB Real Estate Capital Ltd., London
- DIA Vermögensverwaltungs-GmbH, Munich

The following companies, among others, are no longer included in consolidation due to their being sold:

- norisbank AG, Nuremberg, was sold with effect from September 30, 2003, yielding generated gains on disposal of €279 million. The company contributed €46 million (2002: €47 million) to consolidated net income before taxes.
- Bank von Ernst & Cie. AG, Zurich, was sold with effect from November 28, 2003, yielding gains on disposal of €189 million. The company contributed €15 million (2002: €7 million) to consolidated net income before taxes.
- BA/CA Asset Finance Limited, Glasgow, was sold with effect from September 30, 2003, yielding gains on disposal of €13.5 million. The company contributed €4 million (2002: €5 million) to consolidated net income before taxes.

At the same time, the following companies are no longer included in consolidation as they failed to reach the materiality threshold:

- PlanetHome AG, Munich
- HVB Investitionsbank GmbH, Hamburg

The following companies included in consolidation were involved in corporate mergers during fiscal 2003:

- VI-Industrie-Beteiligungsgesellschaft mbH, Munich, and HI-Vermögensverwaltungsgesellschaft, Munich, were absorbed by HVB AG in the first quarter.
- Bankhaus Maffei & Co. KGaA, Munich, was absorbed by Bankhaus Gebrüder Bethmann OHG, Frankfurt am Main, in the third quarter, which was then renamed Bankhaus-BethmannMaffei OHG, Munich.
- Activest GmbH Marketing und Vertrieb, Munich, was absorbed by Activest Investmentgesellschaft mbH, Munich.
- HVB Bank Croatia d.d., Zagreb was absorbed by Splitska Banka d.d., Split, in the third quarter of 2003.

No effects on the Bank's economic situation arose from the mergers.

The following companies, among others, have been fully consolidated for the first time in the 2003 financial statements:

- Commercial Bank Biochim AD, Sofia
- HVB Payments & Services GmbH, Aschheim
- HVB Global Assets Company L.P., City of Dover
- HVB LMP Inc., Wilmington

In the first quarter of 2003, the Bank initially consolidated Commercial Bank Biochim AD, Sofia, in which Bank Austria Creditanstalt Aktiengesellschaft (BA-CA) had acquired a 99.7% interest. The acquisition gave rise to goodwill of €40 million, which will be amortized over a period of 15 years.

The business activities of the ZVS unit (payment systems) at the parent bank were transferred to HVB Payments & Services GmbH, Aschheim at April 1, 2003, which was added to the group of companies included in consolidation as a result.

In the fourth quarter, the Bank formed a new subsidiary called HVB Global Assets Company, L.P., City of Dover, USA, together with an external investor. Besides transferring part of the Bank's project-finance portfolio (totaling €807 million at December 31, 2003) to the company in the fourth quarter, the Bank has also contributed its expertise in this sector for the administration of the portfolios and acquisition of new loans.

HVB LMP Inc. was formed as a wholly owned subsidiary of HVB America Inc. and equipped with capital of $586 million, which is used for trading purposes.

The Bank's largest subgroup is BA-CA, Vienna, which has been included in the consolidated financial statements together with 344 (2002: 325) fully consolidated companies.

Of the Bank's 81 (old HVB Group in 2002: 102) associated companies and joint ventures, 26 (old HVB Group in 2002: 32) were included in the consolidated financial statements using the equity method. The remaining associated companies and joint ventures do not have a significant impact on the Bank's assets, financial position, or earnings, and are therefore carried under investments. The income of €65 million from companies valued at equity is carried under net interest income.

The following companies are no longer included in the group of companies valued at equity:

- Union Versicherung AG, Vienna
- CA Versicherungs AG, Vienna
- Banco BBA-Creditanstalt S.A, São Paulo

A 23.3% holding in Union Versicherung AG was sold, meaning that the Bank's interest now totals only 10.0%. The Bank has reduced its holding in CA Versicherungs AG from 50.0% to 10.0%. The Bank no longer exerts a significant influence over either company.

The Bank sold all of its 47.8% holding in Banco BBA-Creditanstalt in the first quarter.

The Bank's interest in Brau und Brunnen AG, Berlin and Dortmund, totaled 61.7% at the balance sheet date. This holding is carried under available-for-sale investments, as 28.1% of the interest was acquired with the intention of reselling and the intention at the balance sheet date was still to resell. Subject to the approval of the antitrust authorities, the Bank sold its complete interest in Brau und Brunnen AG in February 2004.

As in previous years, the real estate project companies are not included in consolidation. The business activities of these companies are built around exploiting their real estate portfolios to best possible advantage. Their results are incorporated in the financial statements of the parent bank.

A total of 819 subsidiaries, associated companies and joint ventures were neither fully consolidated nor accounted for using the equity method as they do not have a material impact on the Bank's assets or financial position, or earnings.

The effects on the balance sheet of the contractual relationships between the Group companies and these non-consolidated companies are included in the consolidated financial statements. The aggregate net income for the year of these companies makes up around 0.2% of consolidated profit, while such companies provide around 2.6% of consolidated assets. The interests in these companies are carried as available-for-sale investments.

	2003	2002 old HVB Group
Total number of subsidiaries	**1,166**	**1,195**
Consolidated companies	402	444
Non-consolidated companies	764	751
Joint ventures	**16**	**15**
of which:		
valued at equity	1	—
Associated companies	**65**	**87**
of which:		
valued at equity	25	32

The full list of holdings contains all subsidiaries, joint ventures and associated companies – broken down by whether they are included in the consolidated financial statements or not – together with other holdings. The list forms part of the present consolidated financial statements filed with the Commercial Register in Munich, and can be called up on our website.

www.hvbgroup.com/holdings

4

Principles of consolidation

Consolidation is performed by offsetting the purchase price of a subsidiary against the value of the interest held in the completely recalculated shareholders' equity of the consolidated subsidiary at the time of acquisition. This amount is the difference between the assets and liabilities of the acquired company, carried at the fair value. The difference between the higher acquisition cost and the prorated recalculated shareholders' equity is recognized as goodwill under intangible assets in the balance sheet and amortized over the estimate useful life. The same principles are applied when consolidating associated companies and joint ventures using the equity method. The profit of the parent bank available for distribution is shown as consolidated profit.

Business transactions between consolidated companies are eliminated. Any intermediate profits or losses arising from intercompany transactions are also eliminated.

5

Financial instruments

A financial instrument is any contract that gives rise to both a financial asset of one company and a financial liability or equity instrument of another company. According to IAS 39, all financial instruments are to be recorded in the balance sheet, classified in specific categories, and measured in accordance with this classification.

- Instruments held for trading purposes are shown under assets and liabilities held for trading purposes. Any differences resulting from such instruments being valued with their fair value is taken to the income statement.
- Loans and receivables originated by the company are financial assets that are created by the company providing money, goods, or services directly to a debtor and that are not held for trading purposes. Loans and receivables originated by the company are measured at amortized cost and capitalized under placements with, and loans and advances to, other banks, and loans and advances to customers.
- Held-to-maturity (HtM) financial instruments are financial assets with fixed or determinable payments and fixed maturity that the company has the positive intent and ability to hold to maturity. HtM financial instruments are measured at amortized cost, with premiums and discounts included on a pro rata basis. Write-downs are taken where there is a rating-related decline in value. If the reasons for the write-down no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the HtM financial instrument to a level in excess of the amortized cost. Held-to-maturity financial instruments are included under investments.
- All other financial assets are classified as available-for-sale (AfS) securities and receivables. They are measured at fair value. The changes in value arising from remeasurement are carried in a separate item under shareholders' equity (AfS reserve) in the balance sheet until the asset is sold or an impairment as defined in IAS 39.109 has occurred. The impairment is reversed in a way that affects reported net income when there is objective evidence that the fair value of the available-for-sale financial instrument has risen. Available-for-sale holdings are not divided into categories that are valued at amortized cost. Available-for-sale financial instruments are largely included in investments, and to a lesser extent also in placements with, and loans and advances to, other banks, and loans and advances to customers.

Purchases and sales of financial instruments are recognized at the trade date. Premiums and discounts are netted directly with the financial instruments. The fair value of the financial instruments can be reliably measured. Unlisted financial instruments for which the Bank cannot measure fair values are carried at amortized cost.

Hedges between financial instruments are recognized in accordance with the two forms described in IAS 39: the fair value hedge and the cash flow hedge.

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk and that will affect reported net income. The Bank applies the method of accounting for fair value hedges for derivatives used to hedge the fair value of recognized assets and liabilities.

Under this method, the hedging instrument is measured at fair value. Changes in value are recognized in the income statement. The carrying amounts of the hedged item are adjusted by the valuation results relating to the hedged risk, in a way that affects the income statement.

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction and that will affect reported net income. The Bank applies the method of accounting for cash flow hedges for derivatives used to hedge future interest cash flows. The Bank recognizes derivatives in accordance with cash flow hedge accounting when they are used to hedge interest rate risk as part of the Bank's asset/liability management. Future variable interest payments for variable receivables and liabilities are converted into fixed interest payments primarily by means of interest rate swaps. Hedging instruments are measured at fair value under this method of accounting. Changes in fair value are divided into an effective and an ineffective portion. A hedge is regarded as highly effective if, at inception and throughout the life of the hedge, the company can expect changes in the cash flows of the hedged item to be offset almost completely by changes in the cash flows of the hedging instrument. To demonstrate effectiveness, the future variable interest cash flows arising from variable receivables and liabilities being hedged at the end of each quarter or at the balance sheet date are shown alongside the variable interest rate payments arising from the interest rate derivatives in detailed maturity schedules. The effective portion of the hedging instrument is recognized in a separate equity item (hedge reserve) in the balance sheet. The changes in value of these derivatives are offset by future compensating effects arising from the hedge relationship, which must not be shown in the balance street. The hedge reserve is reversed and taken to the income statement in the periods during which the cash flows of the hedged financial instruments affect net income for the period. The ineffective portion is recognized in the income statement.

The IAS 39-specific equity items available-for-sale reserve and hedge reserve are not included when calculating the figures for profitability ratios.

6

Assets held for trading purposes

Besides securities held for trading purposes, this item includes the positive market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale securities.

Provided they are held for trading purposes, note loans, registered bonds and Treasury bills are carried as other assets held for trading purposes.

Assets held for trading purposes are carried at fair value. The carrying value of derivative financial instruments not traded on the stock exchange is calculated using internal price models based on net present value computations and option price models. Gains and losses arising from the valuation and realization of assets held for trading purposes are taken to the income statement as gains less losses arising from trading securities.

7

Placements, loans and advances

Placements with, and loans and advances to, other banks and customers are carried at amortized cost, provided they are neither available-for-sale receivables nor hedged items of a recognized fair value hedge. Receivables are put on a non-accrual basis when – irrespective of the legal position – an inflow of interest is no longer expected.

8

Allowances for losses on loans and advances and for losses on guarantees and indemnities

Anticipated future loan losses, the structure and quality of the loan portfolios, and general economic factors are taken into account when calculating allowances for losses on loans and advances.

Specific loan-loss allowances to the amount of the anticipated loss have been made to cover all identifiable risks arising from lending operations. Specific loan-loss allowances are reversed as soon as the loan default risk has ceased, or used if the receivable is classified uncollectable and written off.

The Bank makes general loan-loss allowances or sets up reserves for loans to countries involving acute transfer risk or guarantees with comparable risk. Country-specific risk allowances are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rates are updated regularly to take account of the current risk situation.

All latent lending risks are covered by general provisions measured on the basis of historic loan-loss rates taking into account the economic environment and current events. Loan losses for which no or inadequate specific provisions have been created are treated as consumption of general provisions.

9

Investments

Investments comprise held-to-maturity financial instruments and available-for-sale financial instruments, investment property and companies valued at equity.

Available-for-sale investments that are effective hedges against market risk are recorded as part of fair value hedge accounting.

Compliant with IAS 40, land and buildings held by the Bank as investments with a view to generating rental income and/or capital gains are carried at amortized cost. Scheduled depreciation is taken on investment property over its economic useful life of 25–50 years using the straight-line method. The rental income arising from these investments is recorded in net interest income alongside the funding expense. All other income and expenses arising from land and buildings not used by the Bank are included in net income from investments.

Material investments in joint ventures and associated companies are valued using the equity method, provided they are not of minor significance. Investments in non-consolidated companies and listed companies not valued at equity are carried at the fair value.

10

Property, plant and equipment

Property, plant and equipment is valued at acquisition or production cost less scheduled depreciation – insofar as the assets are depreciable – using the straight-line method based on the assets' useful lives. Fixtures in rented buildings are depreciated over the term of the rental contract, taking into account any extension options, if this is shorter than the normal useful life of the asset concerned.

Property, plant and equipment	Useful economic life
Buildings	25–50 years
Fixtures in buildings not owned	10–25 years
Computer equipment	3– 5 years
Other plant and office equipment	3–25 years

Non-scheduled depreciation is taken on property, plant and equipment whose value is additionally reduced. Should the reasons for the non-scheduled depreciation no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the property, plant and equipment to a level in excess of the amortized acquisition or production cost.

Subsequent expenditure relating to an item of property, plant and equipment is capitalized, provided additional future economic benefits will flow to the Bank. Expenditure on repairs or maintenance of property, plant and equipment is recognized as expense in the year in which it is incurred.

11

Lease operations

Under IAS 17, lease operations are divided into finance leases and operating leases. Unlike an operating lease, a finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. Title may or may not eventually be transferred.

HVB Group as lessor

Under finance leases, the lessor recognizes in the balance sheet a receivable at an amount equal to the net investment in the lease and not the leased asset. Interest and similar income is recognized on the basis of a constant, periodic rate of return relating to the net investment outstanding. The term "net investment" is defined in detail in Note 46.

In contrast, assets held under operating leases are recognized as, and valued using the same principles as, property, plant and equipment. Revenue under these arrangements is recognized on a straight-line basis over the lease term.

HVB Group as lessee

Under a finance lease, the asset is recognized as property, plant and equipment, and the obligation as a liability. Each asset is stated at the lower of the following two values: either the fair value of the leased asset at the inception of the lease, or the present value of the minimum lease payments. In calculating the present value of the minimum lease payments, the interest rate implicit in the lease is applied.

The lease payments are broken down into two components: the finance charge (treated as interest expense) and the redemption payment (which reduces the amount of the outstanding liability). Lease payments relating to operating leases are treated as rental expense and recognized in general administrative expenses. Contracts in which the Bank acts as lessee are comparatively insignificant.

12

Intangible assets

The main items included in intangible assets are goodwill and software. Goodwill is amortized over the assumed useful life of 15 to 20 years. Factors to be considered when estimating the useful life primarily include the strategic orientation and the anticipated future income from the subsidiary. Compliant with IAS 36, the value of goodwill is checked regularly, with non-scheduled amortization being taken where necessary. Software is valued at amortized cost, and written down over an expected useful life of three to five years.

13

Liabilities

Liabilities that are not hedged items of an effective fair value hedge are reported at amortized cost, taking into account deferred premiums and discounts on a pro rata basis. Non-interest-bearing liabilities, such as zero bonds and other discounted paper, are shown at present value.

14

Liabilities held for trading purposes

Liabilities held for trading purposes include traded derivatives and derivatives used to hedge foreign currency risk arising from financial instruments that are not available for sale. Warrants and certificates issued by the Bank's trading department are also stated under this item.

15

Provisions

When assessing provisions for uncertain liabilities and anticipated losses on pending transactions, the Bank uses a best estimate compliant with IAS 37.36 ff. Long-term provisions are discounted.

In accordance with IAS 19, the Bank uses actuarial principles to determine the provisions for pension and similar commitments. The amounts are calculated using the projected unit credit method, taking into account the present value of the defined benefit obligations and unrealized actuarial gains and losses. Causes of such gains and losses include irregularities in the risk profile (e.g. higher or lower rates of early retirement or mortality than anticipated in the calculation principles applied) and changes in the applicable parameters.

Actuarial gains and losses are recognized in accordance with the corridor method. Under this approach, gains and losses are not recognized as income or expense in subsequent years unless the cumulative gains or losses at the balance sheet date exceed the higher of the following two items: 10% of the present value of the defined benefit obligation or the assets of an external retirement benefit scheme.

The discount rate is based on the long-term interest rate for first-class, fixed-yield corporate bonds at the balance sheet date. The amount of the provisions recognized in the balance sheet is calculated using the provisions recognized in the prior year plus the pension expense determined at the beginning of the fiscal year less payments for the current fiscal year affecting liquidity. The plan assets set up by the parent bank in 2003 to fund pension obligations are described in detail in Note 60.

16

Other liabilities

Compliant with IAS 37, accruals and other items are shown under other liabilities. These reflect future expenditure of uncertain timing or amount, but the uncertainty is much less than for provisions. Accruals are liabilities for goods and services provided or received that have been neither paid for nor invoiced by the supplier nor formally agreed. This also includes current liabilities to employees, such as flex-time credits and outstanding vacation. Accruals are carried at the amount likely to be used.

17

Foreign currency translation

Amounts in foreign currency are translated in accordance with the principles set forth in IAS 21. This standard calls for monetary items not denominated in euros and cash transactions not completed at the reporting date to be translated into euros at the reporting date using current market rates. Non-monetary items carried at cost are translated using the rate applicable at the time of acquisition.

Income and expense items arising from foreign currency translation at the individual Group companies are stated under the appropriate items of the income statement.

Where they are not stated in euros, the balance sheet, income and expense items reported by the Bank's subsidiaries are translated using current market rates at the balance sheet date in the consolidated financial statements.

18

Taxes on income

Taxes on income are accounted for in accordance with the principles set forth in IAS 12. Apart from a few exceptions allowed for in the standard, deferred tax assets and liabilities are recognized for all temporary differences between the values stated in accordance with IFRS and the values stated for tax-reporting purposes. Deferred tax assets arising from unused losses carried forward for tax-reporting purposes are shown where permitted by IAS 12.

Since the concept is based on the presumption of future tax assets and liabilities under the liability method, the assets and liabilities are computed using the tax rates that are expected to apply when the differences are reversed.

19

Discontinuing operations

The spin-off of the commercial real estate business to Hypo Real Estate Holding AG became legally effective at the end of September when entered in the Commercial Register. With effect from January 1, 2003 (spin-off date compliant with Sections 126 and 135 of the German Transformation of Companies Act (UmWG)), all actions and transactions of HVB AG relating to the assets to be spun off are deemed to have been made for account of Hypo Real Estate Holding. This means that the effects of the spin-off in the relationship between HVB AG and Hypo Real Estate Holding AG are related back to January 1, 2003.

Consequently, the income statement for 2003 no longer contains any income or expense items for the spun-off companies.

The values shown in the balance sheet and income statement last year as well as the corresponding information in the notes are no longer comparable, as they relate to the old HVB Group.

Consequently, in order to make the present financial statements comparable with the prior year in the balance sheet, income statement, and in the notes, proforma comparison figures for the new HVB Group are additionally provided.

The companies deconsolidated as part of the spin-off are listed in Note 3, "Companies included in consolidation."

Following the completion of the spin-off, the Hypo Group segment contained in the annual financial statements at December 31, 2002 no longer appears in our segment reporting.

The subgroup (Hypo Real Estate Group) spun off to Hypo Real Estate Holding AG was equipped with equity capital of €3,712 million as part of the spin-off.

The risk cover provided by HVB AG has been incorporated in the balance of other income and expenses.

In conjunction with the spin-off, but not as part of the spin-off, the existing portfolio of HVB AG's European offices was transferred to the new Hypo Real Estate Group with economic effect from January 1, 2003. The transfer was effected in part physically, involving the assumption of the loans and subrogation of creditors, and in part synthetically. In other words, the loans remain on the balance sheet of HVB AG, while the Hypo Real Estate Group has assumed the credit risks by means of a loan-transfer agreement and the ongoing handling of the loans.

20

Notes to segment reporting by business segment (primary segmentation)

The Bank is managed in operational business segments, which is why they are defined as primary segments. A detailed description of the operations and products is provided in the reports on the individual business segments in the Annual Review. The results of the business units within the business segments are covered in detail in Management's Discussion and Analysis. The primary Real Estate Workout segment is shown alongside the business segments.

The Bank's segment reporting is based on its segment controlling instrument, which is prepared in accordance with IFRS. The segments operate as autonomous companies with their own equity resources and responsibility for profits and losses. The business segments are delimited by responsibility for serving customers. Net interest income is broken down using the market interest calculation method. General administrative expenses are allocated to the correct segment according to causation. The Group Services Business, Core IT, and Group Corporate Center are treated as external service providers charging fair market prices for their services.

Goodwill is allocated to the business segments. Where the commercial activities of a company span more than one segment, the goodwill is distributed in line with the contribution to results at the time of acquisition.

Core capital of 6.2% in relation to the risk positions, in the other words risk assets and the market risks to be covered as set forth in Principle I of the Banking Supervisory Regulations regarding Section 10 of the German Banking Act, is allocated to the individual business segments. The average tied core capital calculated in this way is used to compute the return on investment, which is disclosed under net interest income. In this context, the Bank applies a rate of interest which, according to its empirical observations, represents the average long-term rate of return of a risk-free asset on the capital market. The average tied core capital forms the basis for computing return on equity. When calculating return on equity after taxes, the Bank uses net income (loss) excluding minority interest. Taxes on income are normally allocated to the business segments in accordance with causation.

The Other/consolidation column reflects amounts that do not fall under the sphere of responsibility of the business segments as well as cross-segment consolidations. This includes consolidated service companies, and net income from non-consolidated subsidiaries not assigned to the business segments and from the strategic securities portfolio, which is the responsibility of the Board of Managing Directors. Also incorporated in this segment are the amounts resulting from decisions taken with regard to asset/liability management.

In contrast to the assumption applied in the 2002 consolidaded financial statements, parts of the loan portfolio transferred to the Hypo Real Estate Group in connection with the spin-off were transferred synthetically. In addition, the physical transfer of loans was completed without corresponding funding, with a receivable from the Hypo Group being capitalized instead. Furthermore, the BA-CA Cayman Islands subsidiary is recognized in the Other/consolidation segment on account of new Board responsibilities at Bank Austria Creditanstalt. The prior year figures have been adjusted accordingly.

21

Income statement, broken down by business segment

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group
Net interest income						
2003	2,911	1,948	1,356	(12)	(322)	5,881
2002	2,954	1,981	1,373	(10)	(362)	5,936
Provisions for losses on loans and advances						
2003	1,455	461	330	58	9	2,313
2002	1,853	511	919	—	9	3,292
Net commission income						
2003	1,236	1,109	451	—	(1)	2,795
2002	1,187	1,064	418	(2)	5	2,672
Trading profit (loss)						
2003	5	105	652	—	58	820
2002	3	30	699	—	55	787
General administrative expenses						
2003	2,943	2,285	1,086	13	44	6,371
2002	3,266	2,222	1,319	27	62	6,896
Balance of other operating income and expenses						
2003	524	37	6	(3)	56	620
2002	28	24	30	(4)	102	180
Operating profit (loss)						
2003	278	453	1,049	(86)	(262)	1,432
2002	(947)	366	282	(43)	(271)	(613)
Net income from investments						
2003	(26)	63	7	—	(1,850)	(1,806)
2002	(99)	50	(267)	—	903	587
Amortization of goodwill						
2003	19	721	389	—	5	1,134
2002	215	118	59	—	3	395
Additions to restructuring provisions						
2003	—	—	—	—	—	—
2002	212	2	35	—	34	283
Balance of other income and expenses						
2003	(9)	(7)	(1)	(152)	(469)	(638)
2002	(11)	(2)	(3)	(115)	(18)	(149)

Income statement, broken down by business segment (contd.)

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group
Profit (loss) from ordinary activities/ net income (loss) before taxes						
2003	224	(212)	666	(238)	(2,586)	(2,146)
2002	(1,484)	294	(82)	(158)	577	(853)
Profit (loss) from ordinary activities/ net income (loss) before taxes (net of non-scheduled items)						
2003	(244)	328	1,003	(238)	(239)	610
2002						
including:						
Bank Austria Group						
2003	—	328	55	—	7	390
2002	—	294	(42)	—	34	286

22

Key ratios, broken down by business segment

in %	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout[1]	Other/ consolidation[1]	New HVB Group
Cost-income ratio (based on operating revenues)						
2003	62.9	71.4	44.1	—	—	63.0
2002	78.3	71.7	52.3	—	—	72.0
Return on equity before taxes[2]						
2003	3.6	-6.9	15.9	—	—	-14.6
2002	-20.9	8.6	-1.5	—	—	- 5.0
Return on equity before taxes, net of amortization of goodwill[2]						
2003	3.9	16.5	25.1	—	—	6.9
2002	-17.9	12.0	-0.4	—	—	- 2.7
Return on equity after taxes, net of amortization of goodwill[3]						
2003	3.2	8.3	23.7	—	—	-11.2
2002	-17.2	8.5	- 0.4	—	—	- 2.8
Return on equity after taxes[3]						
2003	2.9	-17.2	13.5	—	—	-19.7
2002	- 20.7	4.6	-1.6	—	—	- 5.4

[1] Figures have no informative value

[2] Net income before taxes, or net income before taxes net of amortization of goodwill, as a proportion of average shareholders' equity (excluding change in valuation of financial instruments) including minority interest

[3] Net income (loss), or net income (loss) net of amortization of goodwill, as a proportion of average shareholders' equity (excluding change in valuation of financial instruments)

23

Operating performance, broken down by business segment

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group
Assets held for trading purposes						
2003	40	2,892	77,164	—	366	80,462
2002	54	2,489	82,275	—	434	85,252
Total volume of lending						
2003	166,658	80,542	78,369	3,025	9,750	338,344
2002	176,732	78,912	107,312	4,285	8,539	375,780
Deposits from other banks						
2003	1,054	6,415	112,304	—	(6,809)	112,964
2002	1,629	5,462	134,989	—	(5,661)	136,419
Amounts owed to other depositors						
2003	58,480	52,603	29,109	355	(235)	140,312
2002	54,509	54,483	37,434	325	345	147,096
Promissory notes and other liabilities evidenced by paper						
2003	92	6,429	116,449	—	(242)	122,728
2002	107	6,626	141,397	—	(607)	147,523

24

Risk provision rates, broken down by business segment

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group
Net addition rate (%)						
2003	0.87	0.57	0.42	1.92	—	0,68
2002	1.05	0.65	0.86	—	—	0.88
Loan-loss rate (%)						
2003	0.60	0.51	0.78	20.63	—	0.80
2002	0.35	0.34	0.41	17.15	—	0.57
Total allowances for losses on loans and advances (€ millions)						
2003	5,611	3,523	1,757	854	138	11,883
2002	5,222	3,566	2,303	1,429	150	12,670
Provision rate (%)						
2003	3.37	4.37	2.24	28.23	—	3.51
2002	2.95	4.52	2.15	33.35	—	3.37

25

Loans put on a non-accrual basis, broken down by business segment

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group
Loans put on a non-accrual basis (€ millions)						
2003	6,434	3,458	2,391	1,554	49	13,886
2002	4,982	2,430	2,930	2,156	83	12,581
Coverage ratio (%)						
2003	87	102	73	55	—	86
2002	105	147	79	66	—	101

26

Capital, broken down by business segment

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group
Average tied core capital						
2003	6,814	3,371	4,579	97	1,151	16,012
2002	7,211	3,476	5,644	132	874	17,337
Average equity capital						
2003	5,707	2,823	3,835	81	964	13,410
2002	6,189	2,984	4,844	113	751	14,881

27

Employees, broken down by business segment and service division

	2003	2002 new HVB Group	2002 old HVB Group
Germany	13,956	17,047	17,047
Austria/CEE	27,085	26,041	26,041
Corporates & Markets	3,198	3,598	3,598
Real Estate Workout	666	603	603
Group Services	7,522	8,253	8,253
Core IT	2,662	2,726	2,726
Group Corporate Center	5,125	5,986	5,986
Hypo Group	—	—	1,672
Total	**60,214**	**64,254**	**65,926**

28

Segment reporting by region (secondary segmentation)

The allocation of amounts to regions is based on the head office of the Group companies or offices involved.

Income statement, broken down by region

€ millions	Germany	Austria	Other Western Europe	Central and Eastern Europe	Americas	Asia	Consolidation	Group
Operating revenues								
2003	5,449	2,519	983	1,045	366	67	(313)	10,116
2002, new HVB Group	4,654	2,596	1,064	1,085	507	171	(502)	9,575
2002, old HVB Group	5,233	2,596	1,209	1,085	507	171	(566)	10,235
Provisions for losses on loans and advances								
2003	1,584	373	151	90	127	(12)	—	2,313
2002, new HVB Group	2,258	432	234	148	244	(24)	—	3,292
2002, old HVB Group	2,763	432	234	148	244	(24)	—	3,797
General administrative expenses								
2003	3,447	1,837	304	647	133	72	(69)	6,371
2002, new HVB Group	3,820	1,798	406	670	167	77	(42)	6,896
2002, old HVB Group	3,969	1,798	450	670	167	77	(55)	7,076
Operating profit (loss)								
2003	418	309	528	308	106	7	(244)	1,432
2002, new HVB Group	(1,424)	367	424	267	96	118	(461)	(613)
2002, old HVB Group	(1,498)	367	524	267	96	118	(512)	(638)
Profit (loss) from ordinary activities/net income (loss) before taxes								
2003	(2,229)	(539)	493	275	67	31	(244)	(2,146)
2002, new HVB Group	(1,328)	202	235	237	132	131	(462)	(853)
2002, old HVB Group	(1,379)	202	369	237	132	131	(513)	(821)
Profit (loss) from ordinary activities/net income (loss) before taxes (net of non-scheduled items)								
2003	(95)	210	304	275	129	31	(244)	610

Notes

Cost-income ratio (based on operating revenues), broken down by region

in %	2003	2002 new HVB Group	2002 old HVB Group
Germany	63.3	82.1	75.8
Austria	72.9	69.3	69.3
Other Western Europe	30.9	38.2	37.2
Central and Eastern Europe	61.9	61.8	61.8
Americas	36.3	32.9	32.9
Asia	107.5	45.0	45.0
Group	**63.0**	**72.0**	**69.1**

Total volume of lending, broken down by region

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Germany	196,967	208,285	316,024
Austria	75,705	75,362	75,362
Other Western Europe	40,600	53,918	59,543
Central and Eastern Europe	17,488	15,652	15,652
Americas	12,649	23,791	23,791
Asia	5,811	10,765	10,765
Consolidation	(10,876)	(11,993)	(13,204)
Group	**338,344**	**375,780**	**487,933**

Employees, broken down by region:

	2003	2002 new HVB Group	2002 old HVB Group
Germany	27,359	31,495	32,901
Austria	13,038	13,381	13,381
Other Western Europe	1,045	1,624	1,890
Central and Eastern Europe	18,107	16,820	16,820
Africa	1	1	1
Americas	364	590	590
Asia	297	340	340
Australia	3	3	3
Group	**60,214**	**64,254**	**65,926**

29 Net interest income

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Interest and similar income from			
lending and money market transactions	17,356	20,646	28,222
fixed-income securities and government-inscribed debt	1,531	3,031	4,874
equity securities and other variable-yield securities	159	246	259
subsidiaries	112	162	136
companies valued at equity	65	16	16
participating interests	69	61	62
investment property	31	37	55
Interest expense and similar charges for			
deposits	7,200	9,488	12,217
promissory notes and other liabilities evidenced by paper	5,338	7,634	13,500
subordinated capital	1,061	1,244	1,361
Net income from lease operations	**157**	**103**	**103**
Total	**5,881**	**5,936**	**6,649**

Interest margin

in %	2003	2002 new HVB Group	2002 old HVB Group
Based on average risk assets (BIS)	2.44	2.18	2.07
Based on average volume of business	1.38	1.23	1.04

30 Provisions for losses on loans and advances

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Additions	3,788	4,718	5,235
Allowances for losses on loans and advances	3,597	4,458	4,975
Allowances for losses on guarantees and indemnities	191	260	260
Releases	(1,348)	(1,328)	(1,337)
Allowances for losses on loans and advances	(1,157)	(1,179)	(1,188)
Allowances for losses on guarantees and indemnities	(191)	(149)	(149)
Recoveries from write-offs of loans and advances	(127)	(98)	(101)
Total	**2,313**	**3,292**	**3,797**

31 Net commission income

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Securities and custodial services	1,099	1,071	1,075
Foreign trade operations/ money transfer operations	983	939	939
Lending operations	457	449	476
Other service operations	256	213	194
Total	**2,795**	**2,672**	**2,684**

32

Gains less losses arising from trading securities (trading profit)

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Equity contracts	237	172	172
Interest rate and currency contracts	583	615	615
Total	**820**	**787**	**787**

This item includes interest and dividend income totaling €750 million and refinancing costs totaling a negative item of €631 million resulting from the balance of assets and liabilities held for trading purposes.

33

General administrative expenses

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Personnel expense	**3,631**	**3,773**	**3,912**
Wages and salaries	2,666	2,796	2,893
Social security costs	509	496	513
Pension and other employee benefit costs	456	481	506
Other administrative expenses	**2,108**	**2,424**	**2,451**
Depreciation and amortization	**632**	**699**	**713**
on property, plant and equipment	397	505	514
on software and other intangible assets, excluding goodwill	235	194	199
Total	**6,371**	**6,896**	**7,076**

In 2003, the Bank did not grant any substantial stock option schemes involving shares of the parent bank or similar forms of remuneration.

34

Balance of other operating income and expenses

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Other operating income	939	532	487
Other operating expenses	319	352	372
Total	**620**	**180**	**115**

The largest items under other operating income relate to gains on the sale and deconsolidation of subsidiaries, notably norisbank Aktiengesellschaft and Bank von Ernst & Cie. AG, totaling €547 million. Income from the reversal of provisions other than loan-loss provisions amounts to €130 million. The sale of property, plant and equipment, placements, loans and advances, intangible assets, and other assets gave rise to income totaling €17 million and expenses totaling €24 million. The expenses arising from additions to accruals and provisions other than loan-loss provisions total €42 million. Write-downs on current assets totaled €15 million. The deconsolidation of subsidiaries gave rise to a loss of €22 million.

Apart from this, there are no substantial individual items included in other operating income and expenses.

35

Operating revenues

Breakdown of operating revenues

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Net interest income	5,881	5,936	6,649
Net commission income	2,795	2,672	2,684
Gains less losses arising from trading securities (trading profit)	820	787	787
Balance of other operating income and expenses	620	180	115
Total	**10,116**	**9,575**	**10,235**

36

Effects of changes in foreign exchange rates

The change in foreign exchange rates – notably the appreciation of the euro against the dollar and other major international currencies – depressed net interest income, net commission income and trading profit, and reduced administrative expenses.

	Effect	Adjusted changes compared with new HVB Group 2002	
	€ millions	€ millions	in %
Net interest income	-148	93	1.6
Net commission income	- 54	177	6.6
Gains less losses arising from trading securities (trading profit)	- 17	50	6.4
General administrative expenses	-126	-399	-5.8

37

Net income from investments

Net income from the sale of, and changes in valuation of, held-to-maturity and available-for-sale investments to be recognized in the income statement are shown in this item. Also stated here are gains on the sales of companies valued at equity, as well as expenses arising from, and gains on the realization of, investment property. The net income from held-to-maturity assets totaled €17 million (new HVB Group in 2002: loss of €15 million; old HVB Group in 2002: €15 million) and net loss from available-for-sale investments totaled €1,901 million (new HVB Group in 2002: gain of €661 million; old HVB Group in 2002: gain of €691 million). This primarily reflects write-downs on our holdings in Münchener Rückversicherungs-Gesellschaft AG, Allianz AG, and Ergo Versicherungsgruppe AG affecting the income statement. In addition, the gains on the disposal of shareholdings and revaluation expenses largely offset each other.

The gain on the sale of joint ventures and associated companies valued at equity totaled €39 million (new HVB Group in 2002: loss of €40 million; old HVB Group in 2002: loss of €40 million). Expenses relating to investment property totaled €39 million (new HVB Group in 2002: €48 million; old HVB Group in 2002: €55 million). The Bank realized gains of €78 million (new HVB Group in 2002: €29 million; old HVB Group in 2002: €38 million) on the sale of such property.

38

Amortization of goodwill

Amortization of goodwill totaled €1,134 million in 2003. This results primarily from non-scheduled amortization of goodwill taken on Bank Austria Creditanstalt Aktiengesellschaft of €800 million.

39

Balance of other income and expenses

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Other income	—	—	—
Other expenses	**638**	**149**	**151**
of which:			
Other taxes	14	17	18
Absorbed losses	164	132	133
Risk shield	460	—	—
Balance of other income and expenses	**(638)**	**(149)**	**(151)**

Risk-shield expenses totaling €460 million accrued in conjunction with the spin-off of the commercial real estate business to Hypo Real Estate Holding AG. This sum arose from the commitment to assume net losses of Hypo Real Estate Bank AG up to a maximum amount of €590 million (€460 million in 2003 and €130 million in 2004), provided such losses were caused by the formation of specific loan-loss provisions.

40

Taxes on income

This item breaks down as follows:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Current taxes	107	250	277
Deferred taxes	189	(253)	(240)
Total	**296**	**(3)**	**37**

Deferred taxes result from the income-related creation and release of tax deferrals during the year under review. The deferred tax expense is attributed to temporary differences developing or being reversed, or to the development or use of tax losses carried forward (deferred tax expense of €202 million) and to changes in value of deferred tax assets and changes in tax rates (deferred tax income of €13 million).

The differences between computed taxes on income and recognized taxes on income are shown in the following reconciliation.

€ millions	2003	2002 old HVB Group
Net income (loss) before taxes	(2,146)	(821)
Applicable tax rate	28,0%	26.4%
Computed taxes on income	(601)	(217)
Tax effects		
arising from prior years and changes in tax rates	1	33
arising from foreign income	32	(24)
arising from non-taxable income	(343)	(438)
arising from different tax laws	14	(112)
arising from non-deductible expenses	604	182
arising from valuation adjustments and the non-application of deferred taxes	260	500
arising from amortization of goodwill	320	105
arising from other differences	9	8
Recognized taxes on income	**296**	**37**

The tax rate applicable in the year under review rose from 26.4% to 28.0% on account of the German Flood Victim Solidarity Act. This figure comprises the current rate of corporate income tax in Germany of 26.5% (2002: 25.0%) and the solidarity surcharge of 5.5% of corporate income tax.

The effect on tax of foreign income results from different tax rates applicable in other countries.

The item tax effects arising from different tax laws comprises primarily the application of non-uniform tax rates for the calculation current and deferred trade tax in Germany, and a reduction in corporate income tax and the solidarity surcharge resulting from the deductibility of trade tax.

Alongside the effects arising from the reduction and increase of deferred tax assets compliant with IAS 12.56 and IAS 12.37, the item effects on taxes arising from valuation adjustments and the non-application of deferred taxes contains the effects arising from the non-application of deferred tax assets due to tax losses carried forward and temporary differences in the current fiscal year. In addition, this item includes the effects of temporary differences associated with subsidiaries for which, compliant with IAS 12.39 and 12.44, no deferred tax assets or liabilities may be recognized.

The deferred tax assets and liabilities are broken down as follows:

€ millions	2003	2002 old HVB Group
Deferred tax liabilities		
Placements with, and loans and advances to, other banks and customers, incl. loan-loss provisions	142	153
Assets/liabilities held for trading purposes	565	581
Investments	508	746
Property, plant and equipment/ intangible assets	131	168
Other assets/liabilities	294	2,196
Deposits from other banks/ amounts owed to other depositors	43	103
Other	407	60
Deferred tax liabilities	**2,090**	**4,007**
Deferred tax assets		
Assets/liabilities held for trading purposes	921	845
Investments	277	328
Property, plant and equipment/ intangible assets	69	79
Provisions	497	605
Other assets/liabilities	1,323	4,105
Placements with, and loans and advances to, other banks and customers, incl. loan-loss provisions	164	262
Losses carried forward	432	477
Other	102	142
Deferred tax assets	**3,785**	**6,843**

German corporations are generally charged a definitive corporate income tax rate of 25%, irrespective of whether the earnings are distributed or not. The rate of corporate income tax applicable in 2003 is 26.5%. Since this higher rate is only applicable in 2003, deferred taxes were measured for the Bank's domestic companies using a uniform rate of corporate income tax, including the solidarity surcharge, of 26.4%, and a rate of municipal trade tax dependent on the respective multiplier. Given the deductibility of municipal trade tax when calculating corporate income tax, this results in an unchanged total assessment rate for deferred taxes of 39.8% at the parent bank.

The available-for-sale reserve was reduced by €48 million due to deferred taxes in the year under review. Deferred tax assets of €567 million were offset against the hedge reserve in 2003.

In each case, the deferred tax items offset directly against reserves are amounts before adjustment for minority interest.

Compliant with IAS 12, no deferred tax assets have been recognized for tax losses carried forward totaling €3,142 million (old HVB Group in 2002: €2,805 million) and deductible temporary differences of €606 million (old HVB Group in 2002: €635 million).

41

Earnings per share

	2003	2002 new HVB Group	2002 old HVB Group
Net income (loss) adjusted for minority interest (€ millions)	(2,639)	(809)	(829)
Net income (loss) adjusted for minority interest and before amortization of goodwill (€ millions)	(1,505)	(414)	(434)
Net income (loss) adjusted for minority interest and before amortization of goodwill, net of other non-scheduled items (€ millions)	349	—	—
Average number of shares	536,288,701	536,288,701	536,288,701
Earnings per share, € (excl. amortization of goodwill)	**- 2.81**	**- 0.77**	**- 0.81**
Earnings per share, € (excl. amortization of goodwill and other non-scheduled items)	**0.65**	**—**	**—**
Earnings per share, €	**- 4.92**	**- 1.51**	**- 1.55**

A figure for diluted earnings per share was not calculated as no conversion rights or options from conditional capital were still outstanding at the balance sheet date in either 2002 or 2003.

42

Statement of value added

Creation:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Operating revenues	10,116	9,575	10,235
Net income from investments	(1,806)	587	649
Total income	8,310	10,162	10,884
Provisions for losses on loans and advances	2,313	3,292	3,797
Other administrative expenses	2,108	2,424	2,451
Depreciation and amortization on property, plant and equipment, and intangible assets	1,766	1,094	1,108
Other expenses (excl. taxes) and additions to restructuring provisions	624	415	419
Value added	**1,499**	**2,937**	**3,109**

Use:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Value added	**1,499**	**2,937**	**3,109**
Employees (personnel expense)	3,631	3,773	3,912
Public authorities (taxes)	310	14	55
HypoVereinsbank shareholders (dividend)	—	—	—
Minority interest	197	(41)	(29)
Companies	(2,639)	(809)	(829)

43

Cash reserve

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Cash on hand and balances with central banks	5,099	4,716	4,780
Treasury bills and other bills eligible for refinancing with central banks	609	543	593
Treasury bills, zero-interest Treasury notes and similar instruments of public-sector entities	164	179	229
Bills of exchange	445	364	364
Total	**5,708**	**5,259**	**5,373**

44

Assets held for trading purposes

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Debt securities and other fixed-income securities	30,798	33,793	33,793
Money market instruments	2,017	2,498	2,498
Bonds and notes	28,781	31,295	31,295
issued by public-sector borrowers	6,992	4,698	4,698
issued by other borrowers	17,596	20,259	20,259
own debt securities	4,193	6,338	6,338
of which:			
Marketable securities	29,784	31,997	31,997
listed	26,310	27,591	27,591
unlisted	3,474	4,406	4,406
Equity securities and other variable-yield securities	3,660	2,536	2,536
Equity securities	2,839	1,442	1,442
Investment securities	414	1,045	1,045
Other	407	49	49
of which:			
Marketable securities	3,152	2,480	2,480
listed	3,119	1,720	1,720
unlisted	33	760	760
Positive fair values from derivative financial instruments	44,147	44,411	44,411
Other assets held for trading purposes	1,857	4,512	4,512
Total	**80,462**	**85,252**	**85,252**

Assets held for trading purposes are carried at fair value. The difference between the cost of acquisition and fair value of listed securities totals €410 million.

Debt securities and other fixed-income securities receivable from non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	47	130	130
Companies in which a participating interest is held	72	375	375
Total	**119**	**505**	**505**

45 Placements with, and loans and advances to, other banks

Placements with, and loans and advances to, other banks, broken down by type of business

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Placements, loans and advances	**24,457**	**26,524**	**43,155**
Municipal loans	1,213	1,580	22,432
Real estate loans	9	9	388
Other placements, loans and advances	23,235	24,935	20,335
Investments	**28,385**	**31,028**	**30,712**
Total	**52,842**	**57,552**	**73,867**

Placements with, and loans and advances to, other banks in Germany and other regions

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Banks in Germany	14,524	14,806	35,134
Banks in other regions	38,318	42,746	38,733
Total	**52,842**	**57,552**	**73,867**

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Repayable on demand	12,482	18,792	15,045
With agreed maturities	40,360	38,760	58,822
up to 3 months	21,920	23,127	24,538
from 3 months to 1 year	5,853	6,016	8,430
from 1 year to 5 years	6,418	4,874	12,520
from 5 years and over	6,169	4,743	13,334
Total	**52,842**	**57,552**	**73,867**

Placements with, and loans and advances to, non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	375	605	605
Companies in which a participating interest is held	1,387	2,574	2,574
Total	**1,762**	**3,179**	**3,179**

46 Loans and advances to customers

Loans and advances to customers, broken down by type of business

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Loans and advances	**280,850**	**311,126**	**406,210**
Municipal loans	24,998	24,710	59,252
Real estate loans	126,787	138,605	199,799
Other loans and advances	129,065	147,811	147,159
Investments	**2,675**	**3,728**	**3,728**
Total	**283,525**	**314,854**	**409,938**

Loans and advances to customers in Germany and other regions

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Customers in Germany	175,622	187,707	264,257
Customers in other regions	107,903	127,147	145,681
Total	**283,525**	**314,854**	**409,938**

Loans and advances to customers, broken down by maturity

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Repayable on demand	25,659	29,645	29,027
With agreed maturities	257,866	285,209	380,911
up to 3 months	31,338	36,612	41,160
from 3 months to 1 year	20,906	25,141	30,119
from 1 year to 5 years	56,616	66,063	93,015
from 5 years and over	149,006	157,393	216,617
Total	**283,525**	**314,854**	**409,938**

Loans and advances to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	2,745	3,027	3,115
Companies in which a participating interest is held	3,526	3,713	3,979
Total	**6,271**	**6,740**	**7,094**

Amounts receivable from lease operations (finance lease)

€ millions	2003	2002 old/new HVB Group
Gross investment value (by remaining maturity)		
up to 3 months	361	254
from 3 months to 1 year	758	483
from 1 year to 5 years	2,207	1,588
from 5 years and over	2,735	2,129
Total gross investment value	**6,061**	**4,454**
of which:		
Unguaranteed residual values	1,013	923
Unrealized finance income (by remaining maturity)		
up to 3 months	(51)	(4)
from 3 months to 1 year	(137)	(23)
from 1 year to 5 years	(381)	(176)
from 5 years and over	(627)	(538)
Total unrealized finance income	**(1,196)**	**(741)**
Net investment (by remaining maturity)		
up to 3 months	310	250
from 3 months to 1 year	621	460
from 1 year to 5 years	1,826	1,412
from 5 years and over	2,108	1,591
Total net investment	**4,865**	**3,713**

For the lessor, the gross investment in the lease is the aggregate of the minimum lease payments under a finance lease and any unguaranteed residual value accruing to the lessor. The minimum lease payments are the payments made over the lease term that the lessee has to make together with any residual values guaranteed.

The unguaranteed residual value is that portion of the residual value of the leased asset which is not guaranteed to be realized by the lessor. The residual value of the leased asset is estimated at the inception of the lease.

Unrealized finance income is the difference between the lessor's gross investment in the lease and its present value (net investment).

47

Allowances for losses on loans and advances

Analysis of allowances for losses on loans and advances

€ millions	Counterparty risk		Country risk		Latent risk		Total	
	2003	2002 old HVB Group	2003	2002 old HVB Group	2003	2002 old HVB Group	2003	2002 old HVB Group
Balance at January 1, old HVB Group	**13,135**	**11,647**	**87**	**271**	**494**	**553**	**13,716**	**12,471**
Spin-off of Hypo Real Estate Group	(1,412)				(98)		(1,510)	
Balance at January 1, new HVB Group	**11,723**		**87**		**396**		**12,206**	
Changes affecting income								
Gross additions	3,218	4,747	13	48	366	180	3,597	4,975
Releases	(1,103)	(874)	(14)	(189)	(40)	(125)	(1,157)	(1,188)
Changes not affecting income								
Changes due to make-up of group of consolidated companies	(178)	(129)		(2)	(34)	(5)	(212)	(136)
Use of existing loan-loss allowances	(2,477)	(2,209)	(25)		(326)	(143)	(2,828)	(2,352)
Effects of currency translation and other changes not affecting income	(269)	(47)		(41)	24	34	(245)	(54)
Balance at December 31	**10,914**	**13,135**	**61**	**87**	**386**	**494**	**11,361**	**13,716**

Breakdown of allowances for losses on loans and advances

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Placements with, and loans and advances to, other banks	196	271	278
Loans and advances to customers	10,779	11,539	12,944
General loan-loss allowances	386	396	494
Total	**11,361**	**12,206**	**13,716**

48

Analysis of loan default risk

Total volume of lending

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Placements with, and loans and advances to, other banks	24,457	26,524	43,155
Loans and advances to customers	280,850	311,126	406,210
Contingent liabilities	33,037	38,130	38,568
Total	**338,344**	**375,780**	**487,933**

Loans put on a non-accrual basis and proportion of total volume of lending

	2003	2002 new HVB Group	2002 old HVB Group
Loans put on a non-accrual basis (€ millions)	13,886	12,581	14,694
Total volume of lending (€ millions)	338,344	375,780	487,933
Proportion of loans put on a non-accrual basis to total volume of lending[1] (%)	4.10	3.35	3.01

[1] loans put on a non-accrual basis divided by total volume of lending

The loss of interest on loans put on a non-accrual basis totaled €581 million (new HVB Group in 2002: €647 million; old HVB Group in 2002: €729 million).

Notes

Coverage ratio

	2003	2002 new HVB Group	2002 old HVB Group
Total allowances for losses on loans and advances (€ millions)	11,883	12,670	14,180
Allowances for losses on loans and advances (€ millions)	11,361	12,206	13,716
Allowances for losses on guarantees and indemnities (€ millions)	522	464	464
Loans put on a non-accrual basis (€ millions)	13,886	12,581	14,694
Coverage ratio[1] (%)	**86**	**101**	**97**

[1] total allowances for losses on loans and advances divided by loans put on a non-accrual basis

Ratio of allowances to total lendings

	2003	2002 new HVB Group	2002 old HVB Group
Total allowances for losses on loans and advances (€ millions)	11,883	12,670	14,180
Allowances for losses on loans and advances (€ millions)	11,361	12,206	13,716
Allowances for losses on guarantees and indemnities (€ millions)	522	464	464
Total volume of lending (€ millions)	338,344	375,780	487,933
Provision rate[1] (%)	**3.51**	**3.37**	**2.91**

[1] total allowances divided by total volume of lending

Net addition rate

	2003	2002 new HVB Group	2002 old HVB Group
Provisions for losses on loans and advances (€ millions)	2,313	3,292	3,797
Total volume of lending (€ millions)	338,344	375,780	487,933
Net addition rate[1] (%)	**0.68**	**0.88**	**0.78**

[1] provisions for losses on loans and advances divided by total volume of lending

Loan-loss rate

	2003	2002 new HVB Group	2002 old HVB Group
Use of existing loan-loss allowances (€ millions)	2,828	2,245	2,352
+ Use of allowances for losses on guarantees and indemnities (€ millions)	3	5	5
– Recoveries from written-off loans and advances (€ millions)	127	98	101
Loan losses (€ millions)	2,704	2,152	2,256
Total volume of lending (€ millions)	338,344	375,780	487,933
Loan-loss rate[1] (%)	**0.80**	**0.57**	**0.46**

[1] loan losses divided by total volume of lending

49

Investments

Analysis of investments

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Held-to-maturity investments			
Debt securities and other fixed-income securities	9,065	11,554	31,151
Available-for-sale investments	42,737	53,241	69,749
Non-consolidated subsidiaries	1,763	2,278	2,330
Participating interests	2,115	3,835	3,850
Debt securities and other fixed-income securities	28,431	37,904	54,345
Equity securities and other variable-yield securities	10,428	9,224	9,224
of which: long-term securities	6,860	6,352	6,352
Companies valued at equity	780	537	537
Investment property	418	475	561
Total	**53,000**	**65,807**	**101,998**

Breakdown of carrying amounts at December 31, 2003

€ millions	Non-consolidated subsidiaries	Companies valued at equity	Participating interests	Debt securities and other fixed-income securities	Equity securities and other variable-yield securities	Total
Marketable securities	187	91	1,252	39,389	8,211	49,130
listed securities	119	91	1,092	38,251	5,291	44,844
unlisted securities	68	—	160	1,138	2,920	4,286

There were no restrictions on disposal or collection of income from investments.

€8,532 million of the debt securities and other fixed-income securities mature in 2004.

Statement of changes in held-to-maturity and long-term investments, and investment property

€ millions	Held-to-maturity investments	Non-consolidated subsidiaries	Partici-pating interests	Long-term investments in equity securi-ties and other variable-yield securities	Companies valued at equity	Investment property	Total
Acquisition cost							
Balance at Jan. 1, 2003							
Old HVB Group	31,183	3,160	4,483	8,215	785	809	48,635
Spin-off of							
Hypo Real Estate Group	(19,629)	(64)	(9)	—	—	(108)	19,810
Balance at Jan. 1, 2003							
New HVB Group	11,554	3,096	4,474	8,215	785	701	28,825
Changes in consolidated							
group	(575)	(27)	(1)	(5)	(402)	(2)	(1,012)
Changes arising from foreign							
currency translation	(588)	(87)	(236)	(5)	—	(3)	(919)
Additions	1,517	257	424	696	20	20	2,934
Reclassifications	321	(268)	(1,252)	—	392	(7)	(814)
Disposals	(3,110)	(407)	(528)	(340)	(28)	(50)	(4,463)
Balance at Dec. 31, 2003	9,119	2,564	2,881	8,561	767	659	24,551

Statement of changes in held-to-maturity and long-term investments, and investment property (continued)

€ millions	Held-to-maturity investments	Non-consolidated subsidiaries	Participating interests	Long-term investments in equity securities and other variable-yield securities	Companies valued at equity	Investment property	Total
Changes in valuation not affecting income							
Balance at Jan. 1, 2003							
Old HVB Group	—	14	4	(1,708)	—	—	(1,690)
Spin-off of							
Hypo Real Estate Group	—	—	(6)	—	—	—	(6)
Balance at Jan. 1, 2003							
New HVB Group	—	14	(2)	(1,708)	—	—	(1,696)
Changes in consolidated group	—	—	—	—	—	—	—
Changes arising from foreign							
currency translation	—	—	—	—	—	—	—
Changes in value not							
affecting income	—	(7)	141	1,774	—	—	1,908
Reclassifications	—	—	—	—	—	—	—
Disposals	—	—	26	—	—	—	26
Balance at Dec. 31, 2003	—	7	165	66	—	—	238
Cumulative change arising from accounting using the equity method	—	—	—	—	**13**	—	**13**
Write-downs and write-ups							
Balance at Jan. 1, 2003							
Old HVB Group	(32)	(844)	(637)	(155)	(60)	(248)	(1,976)
Spin-off of							
Hypo Real Estate Group	32	12	—	—	—	22	66
Balance at Jan. 1, 2003							
New HVB Group	—	(832)	(637)	(155)	(60)	(226)	(1,910)
Changes in consolidated group	(64)	(29)	1	3	60	—	(29)
Changes arising from foreign							
currency translation	(10)	20	1	—	—	1	12
Write-downs	—	(114)	(327)	(1,666)	—	(31)	(2,138)
Reversal of premiums and							
discounts	(17)	—	—	—	—	—	(17)
Write-ups	—	26	—	2	—	—	28
Reclassifications	—	—	—	—	—	(16)	(16)
Disposals	37	121	31	49	—	31	269
Balance at Dec. 31, 2003	(54)	(808)	(931)	(1,767)	—	(241)	(3,801)
Carrying amounts							
Balance at Dec. 31, 2003	9,065	1,763	2,115	6,860	780	418	21,001
Balance at Dec. 31, 2002							
New HVB Group	11,554	2,278	3,835	6,352	537	475	25,031
Balance at Dec. 31, 2002							
Old HVB Group	31,151	2,330	3,850	6,352	537	561	44,781

The disposals of held-to-maturity investments relate to redemptions at maturity.

The following table shows the breakdown of debt securities and other fixed-income securities, as well as equity securities and other variable-yield securities:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Debt securities and other fixed-income securities	37,496	49,458	85,496
Money market instruments	631	2,025	2,122
Bonds and notes	36,865	47,433	83,374
issued by public-sector borrowers	14,387	18,521	35,061
issued by other borrowers	20,383	25,887	41,834
own debt securities	2,095	3,025	6,479
Equity securities and other variable-yield securities	10,428	9,224	9,224
of which:			
Equities	6,099	5,543	5,543
Investment certificates	1,984	2,045	2,045

Debt securities and other fixed-income securities payable to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	55	107	107
Companies in which a participating interest is held	422	389	389
Total	**477**	**496**	**496**

Fair value of investments

Based on valuation appraisals, the fair value of investment property totaled €527 million (new HVB Group in 2002: €608 million; old HVB Group in 2002: €722 million) at the balance sheet date. The fair value of major investments in listed non-banks totals €5.5 billion. When compared with the carrying amounts, there was no material difference (old HVB Group in 2002: shortfall of €1.7 billion).

The Bank does not have any entrepreneurial objectives with regard to the interests listed below and does not exercise any influence over financial or operational decisions.

Notes

Major investments in listed non-banks

	2003 Interest[3] in %	2003 Market value € millions	2002 old/new HVB Group Interest in %	2002 old/new HVB Group Market value € millions
Agrob AG	52.7	20	52.7	14
Aktienbrauerei Kaufbeuren AG	65.7	7	65.7	7
Allianz AG	3.2	1,229	4.6	1,113
Brau und Brunnen AG[1]	61.7	180	55.6	119
ERGO Versicherungsgruppe Aktiengesellschaft	<5.0	320	<5.0	453
Immotrust Anlagen AG[2]	—	—	25.0	16
KWS Saat AG	15.0	56	—	—
Münchener Rückversicherungs-Gesellschaft AG	13.2	2,905	13.2	2,680
Rhön-Klinikum AG	18.5	213	18.5	154
Unternehmens Invest AG	13.0	6	13.0	6
Wienerberger AG	31.9	441	31.9	353
Wüstenrot & Württembergische AG	7.5	111	7.5	75
Total		**5,488**		**4,990**

[1] of the 61.7% holding in 2003, 39.7% is classified as long-term and the remaining 22.0% as current investments

[2] merged with CA Immobilien Anlagen AG in 2003

[3] aggregate total

50

Property, plant and equipment

€ millions	Land and buildings	Plant and operating equipment	Leased assets from operating leases	Construction in progress	Total
Acquisition/production cost					
Balance at Jan 1, 2003					
Old HVB Group	3,307	3,439	19	120	6,885
Spin-off of Hypo Real Estate Group	(118)	(47)	—	(46)	(211)
Balance at Jan 1, 2003					
New HVB Group	3,189	3,392	19	74	6,674
Changes in consolidated group	(7)	(89)	(8)	—	(104)
Changes arising from foreign currency translation	(38)	(52)	(1)	(4)	(95)
Additions	32	163	27	36	258
Reclassifications	23	12	17	(17)	35
Disposals	(10)	(427)	(15)	(30)	(482)
Balance at Dec. 31, 2003	3,189	2,999	39	59	6,286
Depreciation and write-ups					
Balance at Jan. 1, 2003					
Old HVB Group	(1,029)	(2,379)	(4)	—	(3,412)
Spin-off of Hypo Real Estate Group	33	36	—	—	69
Balance at Jan. 1, 2003					
New HVB Group	(996)	(2,343)	(4)	—	(3,343)
Changes in consolidated group	6	70	1	—	77
Changes arising from foreign currency translation	6	29	—	—	35
Scheduled depreciation	(76)	(317)	(9)	—	(402)
Non-scheduled depreciation	—	(4)	—	—	(4)
Write-ups	—	2	—	—	2
Reclassifications	(15)	(3)	—	—	(18)
Disposals	3	365	—	—	368
Balance at Dec. 31, 2003	(1,072)	(2,201)	(12)	—	(3,285)
Carrying amounts					
Balance at Dec. 31, 2003	2,117	798	27	59	3,001
Balance at Dec. 31, 2002					
New HVB Group	2,193	1,049	15	74	3,331
Balance at Dec. 31, 2002					
Old HVB Group	2,278	1,060	15	120	3,473

Property, plant and equipment includes payments of €59 million made in advance for construction in progress. Obligations for the acquisition of items of property, plant and equipment are stated at €104 million.

51

Intangible assets

Amortization of goodwill is shown in a separate item in the income statement. Amortization of software and other intangible assets is stated under depreciation and amortization on intangible assets under general administrative expenses.

Analysis of intangible assets

€ millions	Goodwill of which: from subsidiaries	Goodwill of which: companies valued at equity	Software of which: acquired	Software of which: internally-generated	Other intangible assets	Prepayments effected on intangible assets
Acquisition/production cost						
Balance at Jan. 1, 2003						
Old HVB Group	3,788	(3)	786	392	122	182
Spin-off of Hypo Real Estate Group	(19)	—	(28)	(45)	—	—
Balance at Jan. 1, 2003						
New HVB Group	3,769	(3)	758	347	122	182
Changes in consolidated group	(13)	—	(17)	7	(1)	—
Changes arising from foreign currency translation	(11)	—	(12)	(1)	(7)	(1)
Additions	56	86	58	91	27	83
Reclassifications	—	—	5	103	(8)	(96)
Disposals	—	—	(75)	(47)	(8)	(19)
Balance at Dec. 31, 2003	3,801	83	717	500	125	149
Amortization and write-ups						
Balance at Jan. 1, 2003						
Old HVB Group	(829)	1	(450)	(104)	(69)	—
Spin-off of Hypo Real Estate Group	2	—	17	3	—	—
Balance at Jan. 1, 2003						
New HVB Group	(827)	1	(433)	(101)	(69)	—
Changes in consolidated group	14	—	5	—	1	—
Changes arising from foreign currency translation	3	—	8	—	4	—
Scheduled amortization	(213)	(3)	(120)	(96)	(19)	—
Non-scheduled amortization	(918)	—	—	—	—	—
Write-ups	—	—	—	—	—	—
Reclassifications	—	—	(4)	(8)	9	—
Disposals	—	—	64	40	8	—
Balance at Dec. 31, 2003	(1,941)	(2)	(480)	(165)	(66)	—
Carrying amounts						
Balance at Dec. 31, 2003	1,860	81	237	335	59	149
Balance at Dec. 31, 2002, new HVB Group	2,942	(2)	325	246	53	182
Balance at Dec. 31, 2002, old HVB Group	2,959	(2)	336	288	53	182

52

Other assets

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Tax assets	4,072	4,818	7,656
Current tax assets	287	779	813
Deferred tax assets	3,785	4,039	6,843
Positive fair values arising from derivative financial instruments	2,967	4,321	9,542
Miscellaneous other assets	2,097	2,812	3,318
Prepaid expenses	421	269	640
Total	**9,557**	**12,220**	**21,156**

Positive fair values arising from derivative financial instruments

This item mostly reflects derivatives used to hedge market interest rate risk; their fair values total €3.0 billion (new HVB Group in 2002: €4.3 billion; old HVB Group in 2002: €9.5 billion).

Miscellaneous other assets

This item includes checks and notes due.

53

Subordinated assets

The following asset items include subordinated assets:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Placements with, and loans and advances to, other banks	**2,748**	**1,605**	**1,827**
of which:			
to non-consolidated subsidiaries	21	11	11
to companies in which a participating interest is held	4	3	3
Loans and advances to customers	**1,140**	**1,204**	**1,205**
of which:			
to non-consolidated subsidiaries	78	183	183
to companies in which a participating interest is held	148	182	182
Assets held for trading purposes	**683**	**834**	**834**
Investments	**1,320**	**545**	**637**
Total	**5,891**	**4,188**	**4,503**

54

Repurchase agreements

As a seller under repurchase agreements, the Bank entered into sales and repurchase transactions for securities with a carrying amount of €34,3 billion. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities. They comprise mainly repo transactions on international money markets and open-market transactions with Deutsche Bundesbank.

55

Securitization

Securitization involves passing on to the capital market, either in part or in full, loan default risks associated with selected loan portfolios defined precisely in advance. The prime motivation for the Bank's securitization programs is the desire to reduce the risk in the Bank's loan portfolio. The transfer of risk and the ensuing reduction in capital requirements is achieved by collateralization in the form of guarantees or credit derivatives (credit default swaps, credit-linked notes, and so on) in the case of synthetic securitization, and by selling balance sheet assets (true sale) in the case of traditional securitization.

In 2003, HVB Group significantly expanded its securitization activities, setting up two traditional securitization transactions (Lombard Securities No. 1 and Geldilux-TS-2003) for the first time as well as four further synthetic transactions. The corresponding volume of lending outplaced totaled €11.6 billion at year-end, serving to deduct €8.9 billion from risk-weighted assets in accordance with BIS rules.

At December 31, 2003, the total volume of lending in the Bank's full set of ongoing securitization programs totaled €28.4 billion (2002: €22.2 billion), serving to deduct €18.9 billion (2002: €14.5 billion) from risk-weighted assets in accordance with BIS rules.

As a rule, the originator of securitization programs retains a small slice of the risk in the form of a first loss piece or an interest subparticipation.

In the programs listed below, the first loss pieces total €257 million and the interest subparticipations €118 million.

Issuer	Transaction name	Maturity, years	Type of asset securitized	Total volume of lending	Reduction in risk-weighted assets, as per BIS rules
				€ millions	€ millions
Bayerische Hypo- und Vereinsbank AG	Amadeus	40	Securities portfolio	533	335
Bayerische Hypo- und Vereinsbank AG	GELDILUX 99-2	n/a	Euroloans	terminated in 2003	
Bayerische Hypo- und Vereinsbank AG	Mozart	n/a	Securities portfolio	terminated in 2003	
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	8	Corporate loans	798	785
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	36	Private mortgage loans	724	651
Bayerische Hypo- und Vereinsbank AG	Hudson Realty American Protection	n/a	Corporate loans	terminated in 2003	
HVB Banque Luxembourg S.A.	GELDILUX 2001-1	3	Euroloans	1,500	1,347
Total for 1998–2001				**3,555**	**3,118**

Issuer	Transaction name	Maturity, years	Type of asset securitized	Total volume of lending € millions	Reduction in risk-weighted assets, as per BIS rules € millions
Bank Austria Creditanstalt AG	PROMISE Austria-2002	8	Corporate loans	847	646
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	50	Private mortgage loans	4,281	1,659
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	50	Private mortgage loans	4,293	1,663
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	8	Corporate loans	761	743
HVB Banque Luxembourg S.A.	GELDILUX 2002-1	3	Euroloans	3,000	2,259
Total for 2002, HVB Group				**13,182**	**6,970**
Bayerische Hypo- und Vereinsbank AG	LOMBARD[1]				
	Securities No. 1	7	Corporate loans	802	802
Bayerische Hypo- und Vereinsbank AG	PROMISE COLOR 2003-1	11	Corporate loans	1,005	1,005
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2003-1	50	Private mortgage loans	2,938	1,876
Bayerische Hypo- und Vereinsbank AG	PROMISE-XXS 2003-1	10	Corporate loans	2,027	1,784
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2004-1	40	Private mortgage loans	3,449	2,060
HVB Banque Luxembourg S.A.	GELDILUX-TS-2003	3	Euroloans	1,400	1,331
Total for 2003, HVB Group				**11,621**	**8,858**
Total				**28,358**	**18,946**

[1] Since the first loss pieces and hence the main risks of the Lombard Securities transaction were transferred to third parties, the loan portfolio has been derecognized in accordance with IFRS

56

Deposits from other banks

Deposits from other banks in Germany and other regions

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Banks in Germany	41,310	48,338	53,314
Banks in other regions	71,654	88,081	90,047
Total	**112,964**	**136,419**	**143,361**

Deposits from other banks, broken down by maturity

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Repayable on demand	13,619	16,543	13,280
With agreed maturities	99,345	119,876	130,081
up to 3 months	61,021	79,152	81,879
from 3 months to 1 year	13,700	17,441	22,493
from 1 year to 5 years	8,709	8,379	9,744
from 5 years and over	15,915	14,904	15,965
Total	**112,964**	**136,419**	**143,361**

Amounts owed to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	327	597	597
Companies in which a participating interest is held	11,629	11,135	11,135
Total	**11,956**	**11,732**	**11,732**

57

Amounts owed to other depositors

Amounts owed to other depositors in Germany and other regions

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Customers in Germany	72,526	68,453	75,002
Customers in other regions	67,786	78,643	79,920
Total	**140,312**	**147,096**	**154,922**

Amounts owed to depositors, broken down by maturity – Savings deposits and home-loan savings deposits

€ millions	2003	2002 new HVB Group	2002 old HVB Group
With agreed maturities			
up to 3 months	18,766	14,065	14,065
from 3 months to 1 year	3,005	3,536	3,536
from 1 year to 5 years	5,770	5,873	5,873
from 5 years and over	6,998	7,026	7,026
Total	**34,539**	**30,500**	**30,500**

Other liabilities

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Repayable on demand	48,379	49,320	49,548
With agreed maturities	57,394	67,276	74,874
up to 3 months	38,106	41,732	42,746
from 3 months to 1 year	5,784	7,987	8,987
from 1 year to 5 years	4,790	8,952	12,274
from 5 years and over	8,714	8,605	10,867
Total	**105,773**	**116,596**	**124,422**

Amounts owed to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	1,122	1,215	1,218
Companies in which a participating interest is held	1,176	1,047	1,047
Total	**2,298**	**2,262**	**2,265**

58

Promissory notes and other liabilities evidenced by paper

Promissory notes and other liabilities evidenced by paper, broken down by type of business

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Debt securities in issue	94,767	116,657	213,728
Mortgage bonds	37,164	40,879	56,330
Public-sector bonds	10,700	12,660	79,009
Other debt securities	46,893	61,781	76,187
Money market instruments	10	1,337	2,202
Registered notes in issue	24,378	25,499	52,466
Mortgage bonds	18,217	19,431	34,716
Public-sector bonds	6,078	5,963	17,645
Other debt securities	83	105	105
Other promissory notes and liabilities evidenced by paper	3,583	5,367	5,367
Total	**122,728**	**147,523**	**271,561**

Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	2003	2002 new HVB Group	2002 old HVB Group
With agreed maturities			
up to 3 months	11,176	21,463	33,351
from 3 months to 1 year	15,984	23,720	45,089
from 1 year to 5 years	64,899	68,263	130,274
from 5 years and over	30,669	34,077	62,847
Total	**122,728**	**147,523**	**271,561**

Promissory notes and other liabilities evidenced by paper payable to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	1,674	1,776	1,776
Companies in which a participating interest is held	312	90	111
Total	**1,986**	**1,866**	**1,887**

59

Liabilities held for trading purposes

The negative fair values arising from derivative financial instruments are carried as liabilities held for trading purposes. This item also includes warrants and certificates issued by the Bank's trading department.

60

Provisions

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Provisions for pensions and similar obligations	2,927	4,533	4,664
Tax obligations	2,554	2,797	4,736
Current tax liabilities	464	661	729
Deferred tax liabilities	2,090	2,136	4,007
Restructuring provisions	142	309	323
compliant with IAS 22.31	—	25	25
compliant with IAS 37	142	284	298
Allowances for losses on guarantees and indemnities	522	464	464
Other provisions	702	727	744
including:			
long-term liabilities to employees	111	197	206
Total	**6,847**	**8,830**	**10,931**

Provisions for pensions

The provisions for pensions and similar obligations include the direct commitments to Bank employees under *company pension plans.*

The direct commitments are based in part on final salaries and in part on building-block schemes involving dynamic adjustment of vested rights. In addition, Group companies make contributions for commitments made by independent pension organizations. The pension obligations funded through pension funds or retirement benefit corporations with matching cover are recognized as defined contribution plans or treated materially as defined contribution obligations in compliance with IAS 19.58 and IAS 19.104. The cost of such plans totaled €88 million (old HVB Group in 2002: €98 million).

For the purpose of calculating the amounts of these commitments, the parameters were retained unchanged from last year:

in %	2003	2002
Discount rate	5.5	5.5
Rate of increase in pension obligations	1.5	1.5
Rate of increase in future compensation and vested rights	2.5	2.5
Rate of increase over career	0–1.5	0–1.5

Funding status:

€ millions	
Present value of unfunded pension commitments	3,167
Present value of funded pension commitments	1,615
Fair value of plan assets	(1,613)
Outstanding actuarial loss	(242)
Recognized pension provisions	**2,927**

The 10% corridor for the maximum of the present value of the pension commitments and the fair value of the plan assets was not exceeded.

Movements in provisions for pension plans shown in the balance sheet are as follows:

€ millions	
Balance at Jan. 1, 2003, old HVB Group	4,664
Spin-off of Hypo Real Estate Group	(131)
Balance at Jan. 1, 2003, new HVB Group	4,533
+ Pension expense	350
– Payments affecting liquidity	(279)
Allocations to plan assets	(1,613)
+/– Changes in consolidated group	(64)
+/– Changes arising from foreign currency translation	—
Balance at Dec. 31, 2003	2,927

At December 31, 2003, the parent bank set up plan assets in the form of a so-called contractual arrangement (CTA). This involved transferring the assets required to fund its pension commitments to a legally independent trustee – HVB Trust e.V. IAS 19.54 requires the asset transferred to be offset against the pension provisions, with the amount of the pension provisions in the corporate group declining accordingly. Since the assets were transferred at year-end 2003, no expected or actual income from the plan assets occurred in 2003.

The following table shows the breakdown of the plan assets of HVB Trust e.V.:

€ millions	
Receivables from (secured by) parent bank	1,415
Variable-yield securities issued by HVB Group companies	73
Variable-yield securities issued by public-sector borrowers	125
Total	**1,613**

Pension expense comprises the current service cost of €79 million (old HVB Group in 2002: €114 million) and interest cost of €271 million (old HVB Group in 2002: €256 million).

Restructuring and other provisions

€ millions	Restructuring provisions relating to the integration of Bank Austria	Restructuring provisions compliant with IAS 37	Allowances for losses on guarantees and indemnities	Other provisions
Balance at Jan. 1, 2003, old HVB Group	**25**	**298**	**464**	**744**
Spin-off of Hypo Real Estate Group	—	(14)	—	(17)
Balance at Jan. 1, 2003, new HVB Group	**25**	**284**	**464**	**727**
Changes in consolidated group	—	—	(6)	(60)
Changes arising from foreign currency translation	—	—	(9)	(3)
Transfers to provisions	—	—	191	221
Reversals	—	(1)	(191)	(126)
Reclassifications	—	—	76	55
Amounts used	(25)	(141)	(3)	(112)
Balance at Dec. 31, 2003	**—**	**142**	**522**	**702**

Other provisions include provisions for litigation fees, damage payments, anticipated losses, and long-term liabilities to employees such as service anniversary awards, early retirement or pre-retirement part-time working.

61

Other liabilities

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Negative fair values arising from derivative financial instruments	5,084	7,684	16,464
Miscellaneous other liabilities	3,966	3,370	3,913
Deferred income	350	919	1,172
Total	**9,400**	**11,973**	**21,549**

Negative fair values arising from derivative financial instruments

This item mostly reflects derivatives used to hedge market interest rate risk, whose negative fair values total €5.0 billion (new HVB Group in 2002: €7.2 billion; old HVB Group in 2002: €16.0 billion).

Miscellaneous other liabilities

This item includes mostly absorbed losses, offsetting balances, and accruals compliant with IAS 37. Accruals include, notably, commitments arising from accounts payable with invoices outstanding, short-term liabilities to employees, and other accruals arising from fees and commissions, interest, and cost of materials.

62

Subordinated capital

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Subordinated liabilities	13,155	14,253	15,348
Participating certificates outstanding	1,952	2,147	2,799
Hybrid capital instruments	4,076	4,164	4,164
Total	**19,183**	**20,564**	**22,311**

Subordinated capital, broken down by maturity

€ millions	2003	2002 new HVB Group	2002 old HVB Group
With agreed maturities			
up to 3 months	332	472	569
from 3 months to 1 year	392	1,289	1,363
from 1 year to 5 years	3,453	2,876	3,381
from 5 years and over	15,006	15,927	16,998
Total	**19,183**	**20,564**	**22,311**

Pursuant to Section 10 (4, 5, 5a and 7) of the German Banking Act and in accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision in July 1988, subordinated capital (subordinated liabilities, participating certificates oustanding, and hybrid capital instruments) is carried as core capital, supplementary capital and tier III capital.

Subordinated liabilities
Subordinated liabilities include no individual items exceeding 10% of the total amount.

The borrower cannot be obliged to make early repayments in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary creditors have been settled.

The Bank incurred interests expenses of €684 million in connection with subordinated liabilities. This item includes prorated interest of €296 million.

Subordinated liabilities payable to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	—	5	5
Companies in which a participating interest is held	—	—	—
Total	—	5	5

Participating certificates outstanding
As part of the spin-off of DIA Vermögensverwaltungs-GmbH, in which the commercial real estate finance business of HVB Group was pooled, participating certificates outstanding of €102 million were transferred to Hypo Real Estate Holding AG at a ratio of 4:1.

The participating certificates outstanding comprise the following major issues:

Issuer	Year of issue	Type	Nominal amount, € millions	Interest rate	Maturity
Bank Austria AG	1997	Bearer participating certificates	73	6.25	2008
Bank Austria AG	2000	Bearer participating certificates	100	variable	2007
Bank Austria AG	2000	Bearer participating certificates	73	variable	2009
Bank Austria AG	2000	Bearer participating certificates	145	variable	2009
Bank Austria AG	2000	Bearer participating certificates	154	variable	2009
Bank Austria AG	2000	Bearer participating certificates	307	variable	2009
Bayerische Hypo- und Vereinsbank AG	1997	Bearer participating certificates	409	6.75	2007
Vereins- und Westbank AG	1995	Bearer participating certificates	102	8.50	2005
Vereins- und Westbank AG	2001	Bearer participating certificates	85	6.30	2011

The claims of holders of participatory certificates will be reduced if such payments would result in a net loss for the year; the holders of the participating certificates are entitled to payment of any such reduction in subsequent years during the term of the participating certificates (cumulative entitlement). Repayment is at the nominal amount, less any participation in net loss. Participation in net loss reduces the claim to repayment proportionately. Net profits in subsequent years increase the claims to repayment up to the original nominal amount, limited until the participating interests mature. Holders of participating certificates are subordinated creditors and are not entitled to a share of the proceeds on company liquidation.

The following arrangement applies to holders of participating certificates outstanding issued by the parent bank. The parent bank currently assumes that it will report profits in subsequent years allowing repayment to be made at the nominal amount. Consequently the amount disclosed in 2003 has not been modified. The interest payable for fiscal 2003 will be disbursed on April 30, 2004.

Hybrid capital instruments

At December 31, 2003, the Bank had hybrid core capital of €4,076 million to bolster its capital base.

Hybrid capital instruments include issues placed by specially-created subsidiaries in the form of capital contributions from silent partners or preferred shares.

These instruments differ from supplementary capital in that they are subject to more stringent conditions in terms of maturity. The terms of issue for capital contributions from silent partners envisage a minimum term of ten years, while an unlimited term has been agreed with the investors for preferred shares. In addition, hybrid capital instruments are not repaid until after supplementary capital (subordinated liabilities and participating certificates outstanding) in the event of bankruptcy.

In contrast to traditional components of core capital such as shares, the claim to a share of profit takes the form of a fixed interest payment in the case of hybrid capital. Moreover, hybrid capital can be issued both with unlimited maturity and repayable in the long term.

Both the German Banking Supervisory Authority and the Basel Committee on Banking Supervision have expressly confirmed the recognition of hybrid capital for banking supervisory purposes. However, the proportion of repayable hybrid core capital must not exceed 15% of core capital.

63

Minority interest

€ millions	
Balance at Jan. 1, 2003, old HVB Group	**813**
Spin-off of Hypo Real Estate Group	(135)
Balance at Jan. 1, 2003, new HVB Group	**678**
Changes in valuation of financial instruments not affecting income	73
Changes in value of financial instruments affecting income	(11)
Addition from capital increases	1,609
Disposals from capital decreases	—
Transfer from net income	197
Dividend payments	(65)
Change in consolidated group	86
Changes arising from foreign currency translation and other changes	(91)
Balance at Dec. 31, 2003	**2,476**

Of the total change in minority interest, €1,0 billion relates to the IPO of Bank Austria Creditanstalt AG and €0.7 billion to the newly formed and initially consolidated HVB Global Assets Company L.P., City of Dover.

64

Shareholders' equity

Analysis of subscribed capital, authorized capital increase, and conditional capital of the parent bank

Breakdown of subscribed capital

At December 31, 2003, the subscribed capital of HVB AG totaled €1,609 million and consisted of the following:

	2003	2002 old/new HVB Group
Shares of common bearer stock	521,735,100	521,735,101
Shares of registered non-voting preferred stock	14,553,600	14,553,600

Authorized capital increase

Year authorized	Available until	Original amount, € millions	Balance at Dec. 31, 2003 € millions
2001	May 22, 2006	780	780

Conditional capital

Year authorized	End of period	Original amount, € millions	Balance at Dec. 31, 2003 € millions
2003	May 14, 2008	375	375

Breakdown of retained earnings

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Legal reserve	—	—	56
Reserve for treasury stock	—	—	—
Other retained earnings	—	—	2,826
Total	**—**	**—**	**2,882**

65

Treasury stock

Options on shares of HVB AG held by a subsidiary are deducted from additional paid-in capital. Apart from this, neither the Bank nor any controlled companies nor any companies in which a majority interest is held had shares (treasury stock) or other equity instruments of HVB AG in their portfolios.

To ensure an orderly market of shares in HVB AG as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, and in accordance with the applicable legal requirements, a total of 61,264,786 shares of treasury stock were purchased by the Bank and its controlled or majority-owned companies at an average price of €14.74 per share, and resold at an average price of €14.85 per share. The purchased shares amount to the equivalent of €184 million, or 11.4% of capital stock.

The highest number of shares of treasury stock held by the Bank, including those earmarked for its employees, on any given day during the year under review was 883,585, equivalent to €3 million, or 0.2% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 4,850,285 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at year-end. This represents €15 million, or 0.9% of capital stock.

66

Foreign-currency assets and liabilities

Assets denominated in foreign currency totaled the equivalent of €97.5 billion, while liabilities denominated in foreign currency amounted to the equivalent of €96.9 billion:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Foreign-currency assets	97,542	126,968	135,686
of which:			
US dollars	41,423	60,307	62,081
Japanese yen	8,863	13,617	14,196
Swiss francs	17,208	17,325	19,351
Foreign-currency liabilities (excl. equity capital)	96,871	132,519	137,720
of which:			
US dollars	43,271	69,734	71,519
Japanese yen	8,750	12,006	12,787
Swiss francs	16,810	8,334	10,178

The differences in amount between foreign-currency assets and liabilities arise because only on-balance-sheet items are shown in the list. Neither off-balance-sheet items nor transactions concluded for hedging purposes are included.

67

Trust business

The following tables show the volume of trust business not stated in the consolidated balance sheet.

Trust assets

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Placements with, and loans and advances to, other banks	104	196	196
Loans and advances to customers	1,097	1,378	1,499
Equity securities and other variable-yield securities	2,780	51	51
Debt securities	9	15	15
Participating interests	38	74	74
Property, plant and equipment	153	141	141
Other assets	3	3	3
Remaining trust receivables	1	1	1
Total	**4,185**	**1,859**	**1,980**

Trust liabilities

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Deposits from other banks	243	293	402
Amounts owed to other depositors	3,436	1,096	1,109
Promissory notes and other liabilities evidenced by paper	282	326	326
Miscellaneous other liabilities	224	144	143
Total	**4,185**	**1,859**	**1,980**

68

Assets assigned or pledged as security for own liabilities

Examples of own liabilities for which the Bank provides collateral are special credit facilities granted by KfW and similar institutions which the Bank has issued in compliance with their conditions. The own liabilities referred to here break down as follows:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Deposits from other banks	38,689	35,970	42,249
Amounts owed to other depositors	6,409	4,695	4,695
Promissory notes and other liabilities evidenced by paper	2,993	4,457	4,457
Contingent liabilities	105	105	105
Total	**48,196**	**45,227**	**51,506**

The assets pledged as security for own liabilities can be broken down as follows:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Assets held for trading purposes	14,504	8,350	8,350
Placements with, and loans and advances to, other banks	602	318	318
Loans and advances to customers	19,916	18,546	19,105
Investments	13,174	18,013	23,733
Property, plant and equipment	—	—	—
Total	**48,196**	**45,227**	**51,506**

69

Notes to items in the cash flow statement

The cash flow statement shows the cash flows resulting from operating activities, investing activities, and financing activities for the year under review. Operating activities are defined broadly enough to allow the same breakdown as for operating profit.

The cash and cash equivalents shown correspond to the cash reserve item in the balance sheet, and contain cash on hand, balances with central banks, and Treasury bills and other bills eligible for refinancing with central banks.

Change in other non-cash positions comprises the changes in the valuation of financial instruments, additions to net deferred tax assets, changes in provisions, changes in prorated and deferred taxes, the reversal of premiums and discounts, changes arising from valuation using the equity method, and minority interest in net income.

In fiscal 2003, profits of €770 million were realized on the disposal of investments in fully consolidated companies; no major investments were acquired. The following table shows the breakdown of assets and liabilities relating to fully consolidated companies sold:

€ millions	
Assets	
Cash reserve	136
Assets held for trading purposes	12
Placements with, and loans and advances to, other banks	401
Loans and advances to customers	4,018
Allowances for losses on loans and advances	(246)
Investments	237
Property, plant and equipment	63
Other assets	78
Liabilities	
Deposits from other banks	1,225
Amounts owed to other depositors	2,518
Provisions	76
Other liabilities	880

Changes in the balance of cash and cash equivalents arising from changes in the group of consolidated companies are shown separately in the cash flow statement.

INFORMATION ON FINANCIAL INSTRUMENTS COMPLIANT WITH IAS 32

70

Fair value of financial instruments

The fair values stated for financial instruments as defined in IAS 32 are the amount for which the asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair values are calculated using the market information available at the reporting date and individual company valuation methods.

The fair values of certain financial instruments stated with their nominal values are roughly equivalent to their carrying amounts. These include cash reserve as well as receivables and liabilities without a defined maturity or fixed interest rate. For other receivables and liabilities, future anticipated cash flows are discounted to their present value using current interest rates.

Quoted market prices are used for exchange-traded securities and derivatives, and listed debt instruments. The fair value of the remaining securities is calculated as the net present value of future anticipated cash flows.

The fair values of single currency and cross-currency swaps and interest rate futures are calculated on the basis of discounted, anticipated future cash flows. In doing so, the Bank applies the market rates applicable for the remaining maturity of the financial instruments.

The fair value of forward exchange transactions is computed on the basis of current forward rates. Options are valued using price quotations or generally acceptable models used to calculate the price of options.

The fair values of irrevocable credit commitments and contingent liabilities are the same as their carrying amounts.

The difference between the fair values and carrying amounts totals €9.8 billion for assets and €3.8 billion for liabilities. The balance of these values is €6.0 billion (old HVB Group in 2002: €13.4 billion). This amount varies over the course of time as a result of changes in share prices and in the valuation parameters applied when calculating fair values – notably changes in interest rates – and changes in the Bank's portfolio of financial instruments.

€ billions	2003	2003	2002	2002
			old HVB Group	old HVB Group
	Carrying amount	Fair value	Carrying amount	Fair value
Assets				
Cash reserve	5.7	5.7	5.4	5.4
Assets held for trading purposes	80.5	80.5	85.3	85.3
Placements with, and loans and advances to, other banks	52.6	52.7	73.6	74.9
Loans and advances to customers	272.3	281.9	396.5	415.1
Investments[2]	51.8	51.9	100.9	101.4
Other assets[3]	3.0	3.0	9.5	9.5
Liabilities				
Deposits from other banks[1]	113.0	113.0	143.4	143.9
Amounts owed to other depositors[1]	140.3	140.7	154.9	156.1
Promissory notes and other liabilities evidenced by paper	122.7	125.8	271.6	276.3
Liabilities held for trading purposes	55.2	55.2	51.5	51.5
Other liabilities[3]	5.1	5.1	16.5	16.5
Subordinated capital	19.2	19.5	22.3	23.0
Other items				
Contingent liabilities	33.0	33.0	38.6	38.6
Irrevocable credit commitments	51.6	51.6	60.9	60.9

[1] less allowances for losses on loans and advances

[2] held-to-maturity and available-for-sale investments

[3] positive or negative fair values of derivative financial instruments

71

Significant concentrations of assets and liabilities

The Bank's lending and deposit-taking operations have a balanced structure and contain no significant concentrations.

Share of loan portfolio, in %	2003	2002 new HVB Group	2002 old HVB Group
Municipal loans	7.7	7.0	16.7
Mortgage loans	37.5	36.9	41.0
Other loans	45.0	46.0	34.4
Contingent liabilities	9.8	10.1	7.9
Total	**100.0**	**100.0**	**100.0**

The balanced maturity structure of the Bank's deposit-taking operations similarly does not give rise to any significant concentrations of risk.

The Risk Report contains detailed information about risks inherent in the Bank's operations.

72

Key capital ratios (based on German Commercial Code)

In accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision (BIS) in July 1988, the core capital ratio (ratio of core capital to risk-weighted assets) must be at least 4.0% and the equity capital ratio (ratio of equity capital to risk-weighted assets) at least 8.0%. At the same time, the equity funds ratio must be at least 8.0%. The latter is calculated as the ratio of total equity funds to the sum of risk-weighted assets and eligible amounts for market risk positions, including options, multiplied by 12.5.

Equity funds consist of core capital and supplementary capital (equity capital), plus tier III capital. Tier III capital reflects short-term subordinated liabilities used exclusively to cover market risk positions. The Bank uses internal models to measure market risk positions in the corporate group. Market risk positions were reduced sharply in 2003 thanks to the extension of the parent bank's internal model.

Based on financial statements approved by the Supervisory Board, equity funds in accordance with BIS rules, risk assets and market risk positions at December 31, 2003 were as follows:

	2003	2002 new HVB Group	2002 old HVB Group
Equity funds[1] (€ millions)			
Tier I			
Shares of common stock	1,565	1,565	1,565
Additional paid-in capital, retained earnings, minority interest, treasury stock	9,552	9,885	13,944
Hybrid capital instruments (silent partnership certificates and trust preferred securities) excluding prorated interest	3,156	3,539	3,909
Other	92	(388)	(292)
Total core capital	**14,365**	**14,601**	**19,126**
Tier II			
Unrealized reserves in securities	308	—	—
Offsetting reserves for general banking risks	63	143	154
Cumulative shares of preferred stock	44	44	44
Participating certificates outstanding	1,841	1,801	2,502
Subordinated liabilities	7,182	7,300	9,563
Other	541	405	403
Total supplementary capital	**9,979**	**9,693**	**12,666**
Total equity capital	**24,344**	**24,294**	**31,792**
Tier III capital	1,240	1,653	1,649
Total equity funds	**25,584**	**25,947**	**33,441**

[1] Group of consolidated companies and principles of consolidation in accordance with banking supervisory regulations

Notes

	2003	2002 new HVB Group	2002 old HVB Group
Risk-weighted assets (€ billions)			
On-balance-sheet assets	212	251	300
Traditional off-balance-sheet assets	25	26	32
Banking-book derivatives	—	1	1
Counterparty risks in the trading book	5	8	8
Total risk-weighted assets	**242**	**286**	**341**
Total market risk positions (€ millions)	**1,736**	**2,314**	**2,308**

At December 31, 2003, the key capital ratios (based on financial statements approved by the Supervisory Board) compliant with the BIS Capital Accord were as follows:

in %	2003	2002 new HVB Group	2002 old HVB Group
Core capital ratio (core capital/risk assets)	5.9	5.1	5.6
Equity capital ratio (equity capital/risk assets)	10.1	8.5	9.3
Equity funds ratio (equity funds/ [risk-weighted assets + 12.5 x market risk positions])	9.7	8.2	9.1

Adjusted for the revaluation measures taken on investments, the ratios compliant with BIS rules were as follows at December 31, 2003:

- Core capital ratio 6.8%
- Equity capital ratio 11.3%
- Equity funds ratio 10.8%

Pursuant to Sections 10 and 10a of the German Banking Act, the Bank's equity funds amount to €24,710 million. The liable equity, comprising core capital and supplementary capital less the deductible item, totals €23,294 million. Supplementary capital includes unrealized reserves of €248 million pursuant to Section 10 (2b) 1 No. 6 of the German Banking Act.

The Bank's equity funds compliant with BIS rules are calculated on the basis of the individual financial statements of the consolidated companies, taking into account the special provisions of German banking supervisory regulations. The following table shows the reconciliation from the equity items shown in the balance sheet prepared in accordance with IFRS to the equity funds compliant with BIS rules:

€ millions	Core capital	Supplementary capital	Tier III capital	Total equity funds
Shown in IFRS balance sheet				
Shareholders' equity	10,312			**10,312**
Minority interest	2,476			**2,476**
Subordinated capital (hybrid capital instruments, participating certificates outstanding, and subordinated liabilities)	4,076	15,107		**19,183**
Reconciliation to the equity funds compliant with BIS rules				
Available-for-sale reserve	(326)			**(326)**
Hedge reserve	878			**878**
Cumulative shares of preferred stock	(44)	44		**—**
Goodwill not yet amortized in balance sheet	(1,941)			**(1,941)**
Deductible items due to banking supervisory regulations (e.g. market-smoothing, residual maturity limitation, proportionate interest)	(643)	(1,839)		**(2,482)**
Reclassifications due to banking supervisory regulations	(277)	(3,968)	4,245	**—**
Eligible tier III capital unused			(3,005)	**(3,005)**
Unrealized reserves in securities		308		**308**
General reserves/loan-loss reserves		386		**386**
Other effects (e.g. differences in group of consolidated companies and principles of consolidation)	(146)	(59)		**(205)**
Equity funds compliant with BIS rules	**14,365**	**9,979**	**1,240**	**25,584**

Notes

73

Contingent liabilities and other commitments

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Contingent liabilities[1]	33,060	38,157	38,595
Rediscounted bills of exchange	23	27	27
Guarantees and indemnities	33,037	38,130	38,568
Loan guarantees	9,409	10,055	10,277
Guarantees and indemnity agreements	21,231	25,428	25,644
Documentary credits	2,397	2,647	2,647
Other commitments	58,422	64,600	66,757
Commitments arising from sale option to resell transactions	771	503	503
Irrevocable credit commitments	51,575	58,746	60,901
Book credits	45,228	52,199	52,199
Guarantees	4,253	3,357	3,357
Mortgage and municipal loans	1,741	2,798	4,953
Bills of exchange	353	392	392
Delivery obligations from securities lending transactions	4,001	2,666	2,666
Other commitments	2,075	2,685	2,687
Total	**91,482**	**102,757**	**105,352**

[1] Contingent liabilities are offset by contingent assets to the same amount

Neither contingent liabilities nor other commitments contain any significant items. Commitments under guarantee and indemnity agreements, and irrevocable credit commitments to non-consolidated companies, amounted to €352 million (new HVB Group in 2002: €395 million) and €56 million (new HVB Group in 2002: €260 million), respectively.

The largest single item under other commitments is placement and transfer obligations totaling €487 million (new HVB Group in 2002: €591 million). Other commitments arising particularly from rental, leasing and maintenance agreements, and from rental of office space and use of technical equipment amount to €490 million (new HVB Group in 2002: €448 million). The contracts run for standard market periods, and no charges have been put off to future years.

The Bank has declared its willingness to offset any losses incurred by hotel operating companies in which it holds an indirect majority stake, by means of income subsidies.

As part of real estate financing and development operations, the Bank has assumed rental obligations or issued rent guarantees on a case-by-case basis to make fund constructions more marketable – in particular for the lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Identifiable risks arising from such guarantees have been included. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment companies.

Commitments for uncalled payments on shares not fully paid up amounted to €463 million at year-end 2003 (new HVB Group in 2002: €526 million), and similar liabilities for shares in cooperatives totaled €1 million (new HVB Group in 2002: €1million). Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for such calls in respect of three private limited companies for an aggregate of €16 million (new HVB Group in 2002: €17 million).

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital of €54 million (new HVB Group in 2002: €55 million), and of €30 million (new HVB Group in 2002: €33 million) with regard to CMP Fonds I GmbH.

In addition, under Section 5 (4) of the Articles of Association, the Bank is jointly and severally liable for any defaults on such calls by member banks of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in one partnership.

Under Section 5 (10) of the by-law of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks against any losses it might incur as a result of action taken on behalf of banks in which the Bank has a majority interest. The Bank has made a similar representation for Vereinsbank Victoria Bauspar AG in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

Furthermore, in confirming and continuing the declaration of liability it has already provided for Hypo Real Estate Bank AG and Westfälische Hypothekenbank AG, with which the former has since merged, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of the merged company in accordance with Section 2 (2) of the by-laws of the Deposit Guarantee Fund. This declaration expires on December 31, 2005.

As part of the spin-off of the Hypo Real Estate Group, HVB AG undertook toward Hypo Real Estate Bank AG to assume net losses up to a maximum amount of €590 million, provided such losses were caused by the formation of specific loan-loss provisions. The commitment exists in 2003 (up to a maximum amount of €460 million) and in 2004. At the balance sheet date, a liability of €460 million had arisen from this undertaking.

As members of the respective deposit guarantee funds in their country of operations, the Bank's subsidiaries in other regions assume liability under the applicable regulations as well as HVB AG and its affiliated banks assume liability in Germany.

74

Statement of responsibility

HypoVereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of any political risk:

1. Banks in Germany
DAB Bank AG, Munich[1]
Financial Markets Service Bank GmbH, Munich
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
2. Banks in other regions
Banco Inversión S.A., Madrid
Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1]
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Singapore Limited, Singapore
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
3. Financial services institutions
HVB Finanziaria S.p.A., Milan
HVB Alternative Investment AG, Vienna
4. Financial companies
HVB Alternative Financial Products AG, Vienna
HVB Risk Management Products Inc., New York
5. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

[1] The company provides a Statement of Responsibility with the same wording for selected subsidiaries in its annual report

The Bank's commitment arising from the above Statement of Responsibility declines by the extent to which the Bank's shareholding decreases in the future with regard to such commitments of the relevant company that did not arise until after the Bank's shareholding decreased.

HVB AG no longer provides a Statement of Responsibility for companies which left HVB Group during fiscal 2003 or an earlier fiscal year but for which a Statement of Responsibility had been provided in earlier annual reports. Liabilities of these companies arising after their departure from HVB Group are covered neither by the above Statement of Responsibility nor by Statements of Responsibility provided earlier.

75

Information on relationships with related parties

Emoluments paid to members of the Supervisory Board and Board of Managing Directors and to the first executive management level

€ millions	Fixed remuneration		Profit-related components		Long-term incentives		Total	
	2003	2002 old HVB Group	2003	2002 old HVB Group	2003	2002 old HVB Group	2003	2002 old HVB Group
Board of Managing Directors of HVB AG	4	6	2	4	2	—	8	10
Supervisory Board of HVB AG for Supervisory Board activities	1	1	—	—			1	1
Advisory Board and European Advisory Board							1	1
Former members of the Board of Managing Directors of HVB AG and their surviving dependants							17	14
First executive management level							20	19

Non-monetary compensation is granted to members of the Board of Managing Directors to the usual extent.

No compensation was paid to members of the Supervisory Board in 2003 for services rendered.

At December 31, 2003, the Bank had pension provisions for members of the Board of Managing Directors and their surviving dependants totaling €100 million.

The following list shows the compensation paid to members of the Supervisory Board in fiscal 2003, for which no dividend-dependent remuneration accrued.

- The chairman of the Supervisory Board, who is simultaneously chairman of the Strategy and Business Development Committee, chairman of the Risk Committee, and a member of the Audit Committee, received €128,000.
- The two deputy chairmen, who are simultaneously members of the Strategy and Business Development Committee: the deputy chairman elected with effect from May 14, 2003 and who was a temporary member of the Audit Committee received €59,000. The other deputy chairman who was appointed to the Supervisory Board by the Register Court on March 3, 2003, received €24,000 on a pro rata basis.
- The two deputy chairmen stepping down on May 14, 2003 and December 31, 2003, who were members of the Business Development and Credit Committee and the Strategy and Business Development Committee, respectively, received €29,000 on a pro rata basis and €71,000.
- The chairman of the Audit Committee, who was also a temporary member of the Business Development and Credit Committee, received €84,000.
- The remaining members of the Audit Committee received €40,000, or €27,000 on a pro rata basis, or, in the case of the committee member who joined the Supervisory Board on May 14, 2003, €25,000.
- One member of the Supervisory Board stepping down from the Audit Committee on January 31, 2003, received €3,000. Another member stepping down on July 31, 2003, who is simultaneously a member of the Risk Committee and was a member of the Trust Business Committee, received €47,000.

- Of the two remaining members of the Strategy and Business Development Committee, one received €47,000. The member of the Supervisory Board who did not join this committee until January 1, 2004, received €17,000.
- Of the remaining members of the Risk Committee, the committee member who was simultaneously chairman of the Trust Business Committee received €39,000. The two further committee members who were simultaneously temporary members of the Trust Business Committee received €29,000 or €22,000 on a pro rata basis.
- The remaining members of the Supervisory Board each received €17,000, whereby the members of the Supervisory Board who did not join the Supervisory Board until May 14, 2003, received €11,000 on a pro rata basis.
- The further members of the Supervisory Board stepping down on May 14, 2003 each received €6,000 on a pro rata basis, whereby the member of the Supervisory Board who was simultaneously a member of the Trusts Business Committee, received €11,000.

The members of the Supervisory Board thus received an aggregate total of €804,000 for fiscal 2003.

The following table shows the shares and derivatives on shares issued by HVB AG that were purchased and sold by members of the Board of Managing Directors and the Supervisory Board in 2003:

	Type of transaction	Name of security or derivate	German securities identification number/ ISIN number	Completion date	Price per share	Number	Nominal amount of security or derivative
Kurt F. Viermetz	Purchase	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	October 30, 2003	18.4694	30,000	€3.00 per share totaling €90,000
Max Dietrich Kley	Purchase	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	March 28, 2003	7.85	3,205	€3.00 per share totaling €9,615

At December 31, 2003, the members of the Board of Managing Directors and the Supervisory Board held less than 1% of the entire stock issued by the parent bank.

The total amount of loans and advances made to, and liabilities assumed for, members of the Supervisory Board and Board of Managing Directors and to the first executive management level at the balance sheet date was as follows:

€ millions	2003	2002 new/old HVB Group
Board of Managing Directors of HVB AG	9	12
Supervisory Board of HVB AG	2	2
First executive management level	7	9

Interest is payable on all loans and advances made to members of the Board of Managing Directors and the Supervisory Board, and to the first executive management level at usual market rates.

76

Employees

The average number of people employed by the Bank was as follows:

	2003	2002 old HVB Group
Employees (excl.trainees)	61,864	64,768
Full-time	53,144	55,852
Part-time	8,720	8,916
Trainees	1,662	2,150

77

Offices

Offices, broken down by region

	2002 old HVB Group	Spin-off of Hypo Real Estate Group	2002 new HVB Group	Additions	Reductions		Change in consoli-dated group	2003
				New openings	Closures	Consolida-tions		
Germany								
Baden-Wuerttemberg	36	2	34		2		– 6	26
Bavaria	430	5	425	1	3	7	– 16	400
Berlin	25	1	24		3	1	– 13	7
Brandenburg	8		8					8
Bremen	10		10				– 2	8
Hamburg	50	2	48		3		– 7	38
Hesse	25	1	24		3	1	– 5	15
Lower Saxony	31		31	1	2		– 4	26
Mecklenburg-Western Pomerania	7		7					7
North Rhine-Westphalia	43	4	39		2	1	– 16	20
Rhineland-Palatinate	26		26				– 4	22
Saarland	10		10	1	1		– 1	9
Saxony	27	2	25	2	2	1	– 13	11
Saxony-Anhalt	18		18		2		– 5	11
Schleswig-Holstein	81		81		2		– 2	77
Thuringia	14		14	2		1	– 7	8
Subtotal	**841**	**17**	**824**	**7**	**25**	**12**	**– 101**	**693**
Other regions								
Austria	457		457	1	3	34		421
Other Western Europe	41	14	27	1	3		– 7	18
Central and Eastern Europe	733		733	63	33	25	+ 157	895
Americas	15		15				+ 2	17
Asia	15		15					15
Africa	1		1	1				2
Australia	1		1					1
Subtotal	**1,263**	**14**	**1,249**	**66**	**39**	**59**	**+ 152**	**1,369**
Total	**2,104**	**31**	**2,073**	**73**	**64**	**71**	**+ 51**	**2,062**

Executive boards

Supervisory Board

Dr. Maximilian Hackl
Honorary Chairman

Dr. Albrecht Schmidt
Chairman since January 7, 2003

Herbert Betz
until May 14, 2003,
Deputy Chairman until May 14, 2003

Peter König
Deputy Chairman since May 14, 2003

Dr. Hans-Jürgen Schinzler
since March 3, 2003,
Deputy Chairman since January 1, 2004

Kurt F. Viermetz
until December 31, 2003,
Deputy Chairman until December 31, 2003

Dr. Manfred Bischoff

Heidi Dennl
until May 14, 2003

Volker Doppelfeld

Ernst Eigner
until May 14, 2003

Helmut Gropper
until January 31, 2003

Klaus Grünewald

Heinz-Georg Harbauer
until May 14, 2003

Anton Hofer

Max Dietrich Kley

Friedrich Koch
since May 14, 2003

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
since January 13, 2004

Herbert Munker
since May 14, 2003

Christoph Schmidt
until May 14, 2003

Dr. Siegfried Sellitsch

Professor Wilhelm Simson

Professor Hans-Werner Sinn

Maria-Magdalena Stadler
since May 14, 2003

Ursula Titze
since May 14, 2003

Jens-Uwe Wächter
since May 14, 2003

Helmut Wunder

Board of Managing Directors

Stephan Bub
until May 31, 2003

Dr. Stefan Jentzsch

Dr. Michael Kemmer
since June 1, 2003

Michael Mendel
since February 1, 2003

Dieter Rampl

Gerhard Randa

Dr. Paul Siebertz
until March 31, 2003

Dr. Wolfgang Sprissler

Notes

Munich, March 2, 2004

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

THE BOARD OF MANAGING DIRECTORS

Jentzsch Kemmer Mendel Rampl Randa Sprissler

Independent Auditor's Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement, the statements of changes in shareholders' equity, cash flows and financial review and risk report as well as the notes to the financial statements prepared by Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, for the business year from January 1, to December 31, 2003. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report (Financial Review and Risk Report) prepared by the Company's management for the business year from January 1 to December 31, 2003, has not led to any reservations. In our opinion on the whole the group management report (Financial Review and Risk Report) provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1, to December 31, 2003 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, March 5, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Wiedmann	Pastor
Wirtschaftsprüfer	Wirtschaftsprüfer

[This page has been intentionally left blank]

HYPOVEREINSBANK
FINANCIAL STATEMENTS AND MANAGEMENT REPORT (LAGEBERICHT) FOR THE YEAR 2003

MANAGEMENT REPORT

BUSINESS SITUATION AND TRENDS

2003: Transformation goals achieved and balance sheet adjusted

We set ourselves very challenging management tasks and high goals for 2003 with our transformation program. After significant operating losses in 2002, the aim in 2003 was to bolster the capital base of HVB Group and make a major improvement to operating performance with a package of measures. All our activities were consistently tailored to these goals in the past year, notably

- the spin-off of a large part of the commercial real estate finance business to form the new Hypo Real Estate Group,
- the IPO of Bank Austria Creditanstalt, through which 22.5% of the shares were placed,
- various sales of Group companies and disposals from the Bank's loan portfolio,
- a major reduction in risk assets, among other things through numerous securitization transactions,
- the establishment of a joint venture in the project finance business, and
- wide-ranging restructuring measures, in particular in the Germany segment.

The efforts have paid off and the measures have achieved their aims. The revenue and capital targets stated as ranges in the Financial Review section of the HVB Group Annual Report 2002 have been reached. We posted a sharp turnaround in our operating profit at around €1 billion adjusted for gains on disposals, risk assets decreased to €241.8 billion, and the core capital ratio reached 6.8% without the non-scheduled items arising from the revaluation of investments. At the same time, we considerably reduced the complexity of the corporate structure and the funding requirements through our transformation program.

In order to clearly reduce risks arising from price fluctuations on stock markets for our future results, we decided to pare back significant positions from our portfolio of investments more rapidly than planned to date. Our shareholdings were therefore written down to their fair values at December 31, 2003. This applies particularly to our holding in Allianz AG, which was sold completely by the end of February 2004, and the participating interest in Münchener Rückversicherungs-Gesellschaft AG that, as a first step, was reduced from 13.2% to less than 10% at the end of February. While further disposals are planned, these will depend in part on the performance of the stocks involved. Moreover, figures reported for participating interests and affiliated companies were reviewed on the basis of extremely strict valuation criteria and extensive changes made in the valuation of these figures. All in all, the revaluation measures depressed the 2003 consolidated income statement of HVB Group by some €2.9 billion. This step has led to us relieving ourselves of "hidden burdens" and gaining greater room for maneuver.

Having completed the transformation program and after extensively cleaning up the balance sheet, it is now necessary to create a basis for profitable growth in the coming years and build a sound financial foundation for this. We intend to do this with a capital increase of at least €3 billion, with subscription rights granted to existing shareholders. By doing this, we will be strengthening our core capital ratio in the Group to over 7%. Moreover, the measure is intended to secure a sustained improvement in our ratings. After extensive revaluation measures and bolstering the capital base, we can focus freely on our core business in the future and open up additional options for profitable growth with Europe.

Statement of income

	2003	2002	Change	Change
	€ millions	€ millions	€ millions	in %
Net interest income	3,224	4,301	– 1,077	– 25.1
Net commission income	1,043	945	+ 98	+ 10.5
Net income from financial operations	395	450	– 55	– 12.4
Administrative expenses	2,765	3,378	– 613	– 18.1
Personnel expense	1,371	1,680	– 309	– 18.4
Other administrative expenses[1]	1,394	1,698	– 304	– 17.8
Other operating income less other operating expenses	11	159	– 148	– 92.8
Operating result before risk provisions	**1,908**	**2,477**	**– 569**	**– 23.0**
Loan-loss provisions	1,595	2,271	– 676	– 29.8
Operating result	**313**	**206**	**+ 107**	**+ 51.7**
Other income less other expenses	(3,583)	121	– 3,704	
Amortization of goodwill	—	246	– 246	– 100.0
Pre-tax income (loss)	**(3,270)**	**81**	**– 3,351**	
Taxes	33	81	– 48	– 58.7
Net income (loss) for the year	**(3,303)**	—	**– 3,303**	
Change in reserves	3,303	—	+ 3,303	
Profit available for distribution	—	—	—	—

[1] Including standard depreciation on property, plant and equipment

Net interest income Net interest income totaled €3,224 million, down 25.1% on the prior year. In 2002, however, the special dividends paid by VI-Industrie-Beteiligungsgesellschaft mbH, HI-Vermögensverwaltungsgesellschaft mbH and HVB Gesellschaft für Gebäude mbH & Co KG helped to boost the figure. These non-recurring items are offset in 2003 by the higher dividend payout made by HVB Wealth Management Holding GmbH following the sale of Bank von Ernst & Cie AG. If the non-recurring items in the current year and last year are excluded, net interest income fell slightly (down 4.1%). This can be attributed primarily to lower current dividend payments from our participating interests following the spin-off of the companies in the new Hypo Real Estate Group, the effects of exchange rates caused especially by the strengthening of the euro against the dollar, and decline in volume occasioned by the reduction in risk assets in line with our transformation program. Rising margins in our lending business failed to compensate fully for these effects.

Net commission income Net commission income rose 10.5% over the prior year total, to €1,043 million. Following the major setbacks on the international capital markets of the last couple years that persisted into the first quarter of 2003, equity prices in particular recovered well during the course of the year. This change of tack helped to revive our securities and depository business and led to a corresponding rise in income. Furthermore, there was an improvement in commissions received from payment transactions and agency operations.

Net income on financial operations We were unfortunately not able to sustain the strong development of net income on financial operations over the first nine months in the fourth quarter. At €395 million, the aggregate total is down 12.4% on last year. Around three quarters of the overall total can be attributed to interest- and currency-related operations.

Administrative expenses We succeeded in depressing administrative expenses 18.1%, to €2,765 million, during the year under review. Thus total expenses are lower than planned. Part of the restructuring provision of €259 million charged to administrative expenses last year was utilized as envisaged in 2003 at an amount of €124 million. Personnel expense fell 18.4%, to €1,371 million. The main reasons for this decline were the staff cutbacks carried out as part of the systematic implementation of our transformation program coupled with lower bonus payments and a reduction in voluntary social welfare payments. Other administrative expenses, including depreciation on property, plant and equipment, diminished 17.8%, to €1,394 million. This can be attributed primarily to lower expenses for IT systems and communications as well as building and space costs. Depreciation and amortization of €98 million was taken on intangible assets and property, plant and equipment after €127 million in 2002.

Other operating income less other operating expenses Other operating income less other operating expenses amounts to €11 million in fiscal 2003. Last year's total of €159 million included income from the merger of a financial company of €217 million.

Cost-income ratio Since total operating income decreased at a higher rate than administrative expenses due to the non-scheduled items included in net interest income last year, the cost-income ratio deteriorated to 59.2% from 57.7% in 2002. If the non-recurring items in net interest income over the last two years and in other operating income and administrative expenses in 2002 are excluded, the cost-income ratio improved significantly, from 68.7% in 2002 to 62.2% in 2003.

Loan-loss provisions Although loan-loss provisions have fallen sharply over last year, by a total of 30.6%, they remain at a high level of €1,613 million on account of the persistently high number of corporate bankruptcies.

Net income from securities held for liquidity purposes totaled €18 million after €52 million in 2002.

Operating result At €313 million, HVB's operating result was 51.7% higher than last year. Even after the non-recurring effect of the sale of Bank von Ernst is excluded, we have achieved a strong turnaround over last year, when the adjusted total showed an operating loss of around €700 million.

Other income less other expenses A negative balance of €3,583 million accrued for other income less other expenses after a positive balance of €121 million in 2002. This item includes large-scale write-downs and provisions for loan losses on participating interests, shares in affiliated companies, and investment securities totaling €2,966 million. Our shareholdings, notably those in Allianz AG and Münchener Rückversicherungs-Gesellschaft AG, carried as investment securities, were written down to fair value at year-end. This was necessitated primarily by our decision to dispose of the holdings faster than previously envisaged.

Although the old book values remained backed by longer-term company valuations based on current analyst profit forecasts, the probability of the fair values returning soon to the amounts of the book values was low. Moreover, all of the values stated for participating interests and shares in affiliated companies were reviewed and written down considerably in some cases in order to state them at fair value; especially in inefficient markets, these may deviate greatly from quoted prices.

In connection with the spin-off of the Hypo Real Estate Group, we undertook to assume net losses recorded by Hypo Real Estate Bank AG up to a maximum of €590 million, provided these are caused by the formation of specific loan-loss provisions. This gave rise to expenses of €460 million in 2003.

Also included in this item are absorbed losses of €157 million (2002: €207 million).

The total benefited from gains on the sale of subsidiaries (eg. norisbank Aktiengesellschaft) and participating interests.

Taxes

Taxes on income declined from €77 million to €29 million. Other taxes totaled €4 million.

Net loss for the year

The large-scale revaluation measures gave rise to a net loss for the year of €3,303 million, which, compliant with Section 150 (4), German Stock Corporation Act, has been offset by a withdrawal from additional paid-in capital.

Balance sheet

HVB AG's total assets at December 31, 2003 amounted to €301.0 billion, down 12.3% on the prior year. The decline

Development of volume

results primarily from loans and advances to customers, debt securities and other fixed-interest securities, and shares in affiliated companies. This can be attributed above all to the planned sharp reduction in our risk assets including portfolio sales coupled with the wide-ranging revaluation measures in our participating interests and the disposals arising from the spin-off of the companies in the new Hypo Real Estate Group.

Our lending volume (loans to banks and customers, including contingent liabilities) declined 14.5% to €203.5 billion, of which €21.1 billion (up 2.7%) relates to municipal loans and €104.6 billion (down 5.1%) to mortgage loans.

We reduced our holdings of debt securities and other fixed-income securities 20.7%, to €44.6 billion, and equity securities and other variable-yield securities 2.4%, to €10.3 billion.

Participating interests and shares in affiliated companies fell from €14.5 billion to €10.7 billion. The decline can be attributed to disposals arising from the spin-off, sales, and revaluation measures.

Funding

Funding was adjusted to reflect the lower volume of lending. To do this, we clearly reduced amounts owed to other banks (down 11.0%) and other depositors (down 6.6%), and liabilities evidenced by paper (down 17.7%).

Shareholders' equity declined sharply due partly to the capital allocated to the various companies involved in the spin-off of the Hypo Real Estate Group and partly to the coverage of the net loss for the year. The spin-off served to reduce equity capital by €3.7 billion, of which €2.9 billion relates to retained earnings and €0.8 billion to additional paid-in capital. Including the coverage of the net loss for the year totaling €3,303 million, additional paid-in capital declined by an aggregate €4.1 billion.

Risk assets and market risk positions compliant with BIS rules

HVB's risk assets compliant with the Capital Accord published by the Basel Committee on Banking Supervision (BIS) declined a massive 23.3% in 2003, to €155.4 billion. The market risk positions totaled €1.1 billion after €1.6 billion in 2002.

Core capital and equity funds compliant with the German Banking Act

During the year under review, our core capital in accordance with adopted financial statements fell 39.2%, to €10.9 billion, due primarily to the decline in reserves. Equity funds, which includes both liable equity of €14.7 billion and Tier III capital of €0.8 billion, declined 41.1%, to €15.5 billion. The core capital ratio totaled 7.3% after 9.3% last year, while the equity funds ratio fell from 12.1% in 2002 to 9.5%.

Liquidity

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB, the figure averaged 1.2 in 2003 after 1.2 in 2002.

Offices

HVB maintained 523 bank offices at year-end. Our domestic network contracted to 497 offices, a fall of 7, due for the most part to consolidations. Outside Germany, the Bank opened new offices in Zurich and Cairo, and closed its branch in Stockholm.

Offices by region

	2002	Additions	Reductions		2003
		New openings	Closures	Consolidations	
Germany					
Baden-Wuerttemberg	24	—	1	—	23
Bavaria	380	—	1	5	374
Berlin	7	—	—	1	6
Brandenburg	8	—	—	—	8
Bremen	—	—	—	—	—
Hamburg	—	—	—	—	—
Hesse	10	3	—	1	12
Lower Saxony	—	—	—	—	—
Mecklenburg-Western Pomerania	—	—	—	—	—
North Rhine-Westphalia	21	—	1	1	19
Rhineland-Palatinate	22	—	—	—	22
Saarland	9	—	—	—	9
Saxony	10	1	—	1	10
Saxony-Anhalt	6	—	—	—	6
Schleswig-Holstein	—	—	—	—	—
Thuringia	7	2	—	1	8
Total domestic	**504**	**6**	**3**	**10**	**497**
Other regions					
Europe	7	1	1	—	7
Americas	5	—	—	—	5
Asia	11	—	—	—	11
Africa	1	1	—	—	2
Australia	1	—	—	—	1
Total international	**25**	**2**	**1**	—	**26**
Total	**529**	**8**	**4**	**10**	**523**

Events after December 31, 2003

After we decided to separate from major equity positions more rapidly than originally planned and hence took write-downs on the shareholdings to their fair values in the 2003 financial statements, a number of significant disposals of shareholdings have taken place. For example, our 3.2% holding in Allianz AG was sold completely by the end of February 2004 and the participating interest in Münchener Rückversicherungs-Gesellschaft AG was reduced from 13.2% to less than 10%. As a result of the recent revaluation at the end of 2003, the disposals have not had any significant effects on the 2004 statement of income.

To build a sound financial foundation for profitable growth in HVB Group in the coming years, we announced a capital increase with subscription rights of at least €3 billion in February 2004. The definitive subscription price for the new shares is expected to be disclosed on March 22, 2004; the subscription period is scheduled to run from March 23 to April 5, 2004. All things being equal, the inflow of liquidity at the beginning of April 2004 will improve the core capital ratio in the corporate group to more than 7%.

A basic plan was jointly drawn up for the integration of Vereins- und Westbank AG into HVB AG at the start of the year. Our participating interest in Vereins- und Westbank AG rose to around 92% at the end of January 2004. The legal aspects of the integration are scheduled for completion in the second half of this year. The effects of the planned integration, and especially the current income and expenses of Vereins- und Westbank, are not yet included in the outlook for 2004.

Last year, we merged our two private banks, Bankhaus Gebrüder Bethmann and Bankhaus Maffei & Co. KGaA, to form Bankhaus BethmannMaffei OHG, and then sold our equity holding. The transaction was completed in January 2004 after the regulatory authorities had approved. Bankhaus BethmannMaffei OHG had total assets of €742 million and 212 employees at December 31, 2003. Net income for 2003 totaled at €1 million.

In February 2004, we sold our participating interest of 61.7% in Brau und Brunnen AG, and thus a further step was taken in the reduction of non-strategic industrial holdings. The transaction is still subject to the approval of the antitrust authorities.

Outlook

The Management Report and the rest of the Annual Report include statements, expectations and forecasts concerning the future. These forward-looking statements are based on planning and estimates that are supported by all the information that is available to us at the present time. We assume no obligation to update these statements in the light of new information or future events. Known or unknown risks and uncertainties may be entailed in forward-looking statements, and the actual results and developments may thus differ significantly from those expected at present. Such discrepancies may result particularly from changes to the general economic climate and the competitive situation, developments on international capital markets, the possible default of borrowers or contracting parties in commercial transactions, the implementation of restructuring measures, amendments to national and international laws, notably to tax regulations, the reliability of our risk management procedures and methods as well as other risks, some of which are described in detail in the Risk Report.

The following general macro-economic and sector-specific conditions have served as a basis for planning:

The recovery of the world economy will continue well into 2004. However, persistent structural weaknesses are preventing a stronger upturn. When the fiscal stimuli abate, growth in the United States is expected to decline again from mid-year. As the consistently flourishing regions of emerging Asia and Central and Eastern Europe are not yet strong enough to drive global growth alone, Europe's momentum is not expected to be able to withstand the downward pull from the United States.

With a 1.5% increase in its GDP, the euro area will probably be among the slowest-expanding regions again this year. Growth in Germany is expected to reach 1.25% for the whole of 2004. Consistently robust exports coupled with tax cuts are fueling the upturn in the economy, despite the appreciation of the euro. Nevertheless, investors and private households probably have been unsettled by the structural reforms implemented in the health care system and on the labor market at the beginning of the year, together with the measures taken to finance the tax reform, which will depress the rate of growth.

The Austrian economy will pick up quickly in 2004 to expand by a total of 2.1%.

Countries in Central and Eastern Europe can also be expected to benefit from the more benign international climate. GDP in this region will rise by 4% on average year-on-year, supported by the lift in exports and investment.

The European Central Bank is likely to exercise extreme caution when it comes to increasing interest rates, and only well after the Fed. Long-term interest rates are also tending to head upward, but the restrained pace of business activity suggests that rates will not rise quickly. All in all, interest rates are set to remain at a relatively low level.

European stock markets are expected to continue recovering in 2004. Restructuring measures taken in recent years and a renewed increase in capacity utilization are enabling companies to improve their profitability even in an environment of poor GDP growth. An average 10% profit increase is thus realistic for 2004 and 2005. After the bull market of recent months, it is quite probable that stock prices will tend to mark time for a while during the year. Nevertheless, the favorable underlying conditions (rising corporate profits, low interest rates, moderate values, good liquidity environment) suggest that the upturn will persist over the medium term.

Currency markets continue to be marked by imbalances, giving rise to expectations of persistently high volatilities. The appreciation of the euro is not over yet, but this will probably be interspersed with phases in which the common currency weakens.

All in all, the European banking industry cannot expect to enjoy a strong economic tailwind in 2004. After three years of stagnation, and in the light of restrained growth, the situation regarding bankruptcies is unlikely to ease either.

Against this backdrop, we have again set ourselves ambitious goals in terms of ensuring a strong boost to our capital base and improving our operating performance in 2004. The capital increase of at least €3 billion is intended to increase the core capital ratio in the corporate group to over 7% and thus build a much sounder financial foundation for the future development of HVB Group after wide-ranging revaluation measures taken in the 2003 financial statements. At the same time, the core capital ratio is set to rise by year-end on the back of stable risk assets and reinvestment of profits in the corporate group.

After completing the 2003 transformation program, HVB Group is looking to make a sustained improvement to our operating performance in the current year by sharply increasing our operating revenues, keeping administrative expenses stable, and significantly reducing our provisions for losses on loans and advances.

We are aiming to tangibly increase our operating revenues compared with the prior year total adjusted for non-scheduled items, with net income roughly equaling the adjusted prior year amount. Following the disposal of subsidiaries like norisbank, interest income from shares in affiliated companies will be lower in the future. At the same time, net interest income will be depressed by the sharp reduction in risk assets in 2003. However, we can compensate for this effect on volume by investing the funds released by the disposal of shareholdings so that they yield higher returns, and by raising margins further to reflect strict risk-adjusted pricing of our lending operations. A good foundation for further earnings growth was already laid in net commission income and trading profit in 2003. Both of these components of our earnings remained virtually unaffected by the 2003 transformation program. Due to the more favorable climate on international capital markets, we expect a clear increase in our net commission income, notably in the securities and depositary business, as well as significant growth in other sectors as a result of the slight improvement to the underlying macro-economic conditions at home and abroad. In our trading business, we are now focusing more strongly on new, structured products that are to contribute to a sharp rise in net income.

Following a significant decline last year, administrative expenses are expected to increase slightly in 2004 as a result of pay rises carried under personnel expense. The rise in administrative expenses will, however, be far smaller than the increase in operating revenues, meaning that further improvements in the cost-income ratio and operating result can be expected. At the same time, considerably lower loan-loss provisions thanks to the upturn in the economy will boost earnings.

All in all, our plans call for the operating result to rise sharply in 2004 (after a small profit in 2003, excluding non-scheduled items). The high costs incurred by the risk shield for the Hypo Real Estate Group, which will total no more than €130 million in 2004, are omitted from the items below the operating result as well as the non-scheduled items resulting from revaluation measures for investments. We aim to achieve a significant turnaround in terms of net income for the year in 2004, after making a small net loss in 2003 even after adjustment of non-scheduled items.

RISK REPORT

Groupwide risk control and risk management

HVB Group has placed the control and cross-segment management of risk under the leadership of the Chief Risk Officer, whose responsibilities encompass all core functions of identifying, analyzing and assessment of risks, along with their ongoing control and management. Within the framework of our overall bank management concept based on value creation, these functions are in turn closely intermeshed with our general processes for planning, management and control.

Chief Risk Officer organization

In line with the strict segregation of sales and credit organizations ("front office" and "back office") required under the Minimum Requirements for the Credit Business of Credit Institutions (MaK), HVB Group integrated the regional credit units – previously positioned within the business segments – and the Restructuring and Workout unit into the area of responsibility of the Chief Risk Officer in the year under review.

As part of a restructuring of the committees of HVB AG's Supervisory Board, a new Risk Committee was set up with effect as of August 1, 2003. Through this committee, which will meet at least four times a year, the Supervisory Board will receive timely and comprehensive information from the Board of Managing Directors on the current risk situation – especially with regard to market, credit and country risks – as well as risk management. With this move, we have taken into account the important role played by the early identification and control of risks by our Bank in the monitoring and advisory activities of the Supervisory Board.

Group Credit Risk Management

The Group Credit Risk Manager is responsible for managing the credit risk of HVB Group and exercises functional authority over the entire credit organization. His responsibilities include optimizing the loan portfolio, for instance through capital market activities or pricing, as well as defining Groupwide standards in the areas of credit policy and credit processes. In addition, he is involved in developing and implementing methods for measuring credit risk. The Group Credit Risk Manager oversees the regional credit units as well as the central organization of senior risk managers, and acts as the line supervisor of the latter.

In addition to making credit decisions and preparing them above a certain loan size, senior risk managers are responsible for risks associated with their assigned portfolios and developing portfolio strategies for industries, products and countries. Their specialized knowledge ensures the good quality of our credit decisions.

At the first indication of increased risk or a possible default, responsibility for the exposure is transferred to a restructuring unit or, if restructuring is no longer possible, to the workout units.

Group Asset Liability Management
The Group Asset Liability Management unit is responsible for the Groupwide management of short-term and long-term liquidity to ensure that the Bank has adequate liquidity at all times and to optimize the funding costs. Key instruments are coordinated operations on money markets and capital markets as well as the specification of liquidity profiles of Group units. Other tasks of Group Asset Liability Management include asset/liability management, balance sheet structure management and measures to optimize regulatory capital.

The measures implemented in connection with these functions serve to support the rating and return targets of our Bank.

Risk Control
Group Risk Control ensures Groupwide record-keeping on HVB Group's risk situation and uniform assessment and quantitative evaluation of risks.

Its primary tasks and competencies are: ongoing, independent risk measurement and monitoring; responsibility for methods and methodology, including the development and continuing improvement of suitable models for measuring risks; and reporting to the Board of Managing Directors. In addition, Risk Control is responsible for Groupwide risk aggregation and risk capital allocation as well as the implementation of uniform, consistent risk control standards and the corresponding statutory and regulatory requirements.

Group Risk Control exercises functional authority over the risk controllers operating locally in the foreign branches.

Group Audit
Also operating as an independent organizational unit, Group Audit acts on behalf of the Group Board and reports directly to the Chief Financial Officer (CFO). Group Audit primarily performs the internal audit function of HVB AG. It additionally acts in various layers for Group subsidiaries.



Front office
Sales organization
in the business segments
Chief Risk Officer
Back office
Credit risk organization
Group Credit Risk Management
Restructuring and Workout
Risk Control
Group Asset Liability Management

The Minimum Requirements for the Internal Audit Function of Credit Institutions (MaI) issued by the Federal Financial Supervisory Authority stipulate that all operational and business processes must be audited at least every three years – if useful or appropriate – and all processes subject to especially high levels of risk must be audited at least once a year.

Risk-oriented planning of audits

The planning of audits is carried out autonomously and in a risk-oriented manner. Every planning unit is assigned a risk value under a standardized risk assessment process. The risk value calculated in this way serves as a basis for assigning an audit interval. The existing process has undergone further development and is being used for the first time in the 2004 planning process.

An annual review is prepared to provide the Board of Managing Directors with an overview of essential audit findings and conclusions, as well as their current status.

At the regular sessions of the Supervisory Board's Audit Committee, the head of Group Audit reports on current trends and results in auditing activities.

Overall bank management

Capital market-oriented Group management

The main focus of our capital market-oriented management is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios. Within the framework of our dual management principle, the business segments and their business units are allocated both regulatory (or used core) capital and risk capital. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units.

Allocation of capital resources

a) Used core capital

The amount of regulatory capital required to back the operations of the individual business segments and business units is determined in accordance with the used core capital of these units as defined in the Basel recommendation on regulatory capital. For this purpose, however, we do not apply the minimum capital backing of 4.0% stipulated by these rules; instead we apply a rate of 7.0%, thereby creating a core capital cushion.



Capital markets' yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Risk capital
Takes financial risks into account
Resource optimization

Since we are striving for a long-term stabilization of our core capital ratio at a level of at least 7.0% in 2004 and for the subsequent years, this ratio comprises the basis for allocating used core capital to the individual business segments.

In calculating the regulatory capital for market risks, we incorporate an analogous core capital cushion.

b) Risk capital

At HVB Group we distinguish the following types of risk:
- Credit risk
- Liquidity risk
- Market risk
- Operational risk
- Business risk
- Risks arising from our own real estate portfolio
- Risks arising from our shareholdings/financial investments
- Strategic risk

Uniform quantification of risk

With the exception of liquidity and strategic risk, we measure all risk types using a value-at-risk approach under which potential unexpected losses are measured to a defined confidence level.

Based on this uniform quantification, risk capital is allocated on a Groupwide basis, generally for a one-year period.

Development of risk quantification methods

For this purpose, the required confidence level to be applied when determining the appropriate capital funding was raised in the year under review. Based on our medium-term target rating, the new confidence level is 99.95%, as compared with the previous level of 99%. The resulting sharp increase in risk capital values was largely offset through the inclusion of additional risk-reducing portfolio effects (diversification effects).

Risk capital after portfolio effects*

Confidence level 99.95%

Broken down by risk type	2003	2003	2002	2002
	€ millions	in %	€ millions	in %
				new HVB AG**
Market risk	75	1.3	106	2.0
Credit risk	1,709	29.1	1,419	25.9
Business risk	413	7.0	402	7.3
Operational risk	654	11.1	598	10.9
Risks arising from the Bank's own real estate portfolio	—	—	—	—
Risks arising from the Bank's shareholdings/financial investments	3,025	51.5	2,953	53.9
Total	**5,876**	**100.0**	**5,478**	**100.0**

Broken down by business segment	2003	2003	2002	2002
	€ millions	in %	€ millions	in %
				new HVB AG**
Germany	1,740	29.6	1,348	24.6
Corporates & Markets	1,085	18.5	1,156	21.1
Real Estate Workout	5	0.1	21	0.4
Other (including shareholdings/ financial investments not allocated to the business segments)	3,046	51.8	2,953	53.9
Total	**5,876**	**100.0**	**5,478**	**100.0**

* To ensure methodological comparability, the prior year figures were adjusted accordingly

** Figures taking the spin-off of Hypo Real Estate into account

In addition to the inclusion of portfolio effects between the individual risk types, which was already in place, we now include portfolio effects within a single risk type across individual business/Group units (prior year: individual values of all units were still aggregated).

The future risk capital requirements of the business segments and their business units are determined under the annual planning process in close cooperation between Risk Control and the individual operating units. After approval by the Group Board, the amounts of capital are anchored in the control and reporting instruments.

We also monitor and analyze liquidity risk and strategic risk on a continuous basis, and not, however, by means of risk capital coverage. Instead it is managed using other instruments (see the sections on these risk types in the Risk Report).

Total risk capital

Our total risk capital amounts to €5.9 billion after applying the changes in methodology described above, taking into account all risk-reducing portfolio effects. This represents a slight rise of €0.4 billion compared with the previous year's value, which was calculated using comparable methods. The increase is primarily due to credit risk. The increased credit risk is not the result of taking on more risk. Instead, this reflects the impact of changed portfolio effects as well as adjustments in the year under review – partly as a consequence of Basel 2 – to the parameters used in our credit risk model (see the section on the monitoring and control of credit risk in the Risk Report).

The new parameterization particularly affects the Germany business segment.

The Bank's ability to cover risk

In an analysis of our ability to support risk, we regularly measure the total risk capital against the capital cushion available to cover risk. This capital cushion basically consists of capital components required by the regulatory authorities, price and property reserves, and sustainably attainable earnings. However, when determining the economic capital cushion available to cover risk, capital components and reserves are used more comprehensively than recognized by the regulatory authorities.

With the capital cushion to cover risks equalling €18.7 billion at the end of the year, as against a comparable figure of €24.1 billion in the prior year (adjusted for the effects of the spin-off of Hypo Real Estate Group), the total risk capital of €5.9 billion results in a utilization of approximately one-third of the cushion. The decline in the capital cushion was the outcome of a reduction of reserves (compensation for net loss) and the subordinated debt (expired maturities).

Capital management in line with statutory capital rules

Capital adequacy ratios

To manage our regulatory capital, we apply four capital adequacy ratios, for which we have established minimum values:

- core capital ratio (ratio of core capital to risk-weighted assets);
- core capital fulfilment ratio (ratio of core capital actually available to minimum regulatory core capital);
- equity capital ratio (ratio of equity capital to risk-weighted assets);
- equity funds ratio (ratio of equity funds to the sum of risk-weighted assets and market risk positions weighted by a factor of 12.5).

When budgeting the four above-mentioned ratios, we take into account the shrinkage and volatility of our equity funds (repayment of supplementary capital components, change in revaluation reserves due to market conditions, exchange rate influences, etc.) along with the fluctuations affecting risk assets and market risk positions.

The process

To determine the appropriate capital funding, we have essentially defined the following process:

- Based on our multi-year planning, we prepare a rolling eight-quarter projection for ongoing forecasting of our capital ratios in accordance with the Basel recommendation on regulatory capital.
- Reports on the actual ratios and significant effects on them are submitted every month to a committee of the Board of Managing Directors (Group Asset & Liability Committee). The committee decides on appropriate action if the actual ratios deviate significantly from plan.

Risk monitoring and control

a) Credit risk

Credit risk is defined as potential losses arising from a customer default or loss of credit rating. Such risks include loan default risk, counterparty risk, issuer risk and country risk.

Presentation of credit risks in the financial statements

Loan default risk

Loan default risk is defined as the potential losses arising from commercial lending operations. We created total provisions for losses on loans and advances of €1,613 million for these risks in 2003. Of this amount, €1,248 million relates to the Germany business segment and €306 million to Corporates & Markets.

The mission of the Real Estate Workout division is to reduce its entire portfolio as quickly as possible, at the best possible terms, and to avoid additional losses by instituting special risk management structures. In 2003, we succeeded in reducing the total portfolio volume in this area by €1.2 billion, from €4.2 billion to €3.0 billion. To date, the provisions for losses on loans and advances taken on in the real estate workout portfolio amount to €0.9 billion, corresponding to a provision rate of around 28%.

Country risk

Country risk is defined as the transfer and conversion risk resulting from finance facilities for which no provisions have been made, maturing in more than one year, net of collateral in both cases.

Country risks increased slightly during 2003 compared to the prior year by €1 million. The volume of loans involving risk decreased in the year under review by €14 million to €54 million.

The total volume of country risk provisions amounts to €51 million.

Loan-loss allowances

Including write-offs taken on the lending portfolio equal to €1.7 billion, the total loan-loss allowances, including allowances for losses on guarantees and indemnities, decreased by €0.4 billion to €7.2 billion in 2003. With these steps, we have adequately provided for all identifiable risks inherent in our lending operations. The methods used to value our loan receivables are described in the notes to the financial statements.

Counterparty risk

Counterparty risk is defined as the potential losses arising from the default or deterioration of credit ratings of counterparties with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities/indexes, credit derivatives and other derivatives outstanding at year-end. These transactions are mainly concluded to hedge trading positions against fluctuations in interest rates, foreign exchange rates or other market prices. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management or, in the case of credit derivatives, to manage credit risk.

At year-end 2003, the nominal amounts of derivative transactions totaled approximately €1,807 billion.

Of the total nominal volume of derivatives, €1,480.1 billion (81.9%) relates to interest rate derivatives, €183.0 billion (10.1%) to foreign exchange derivatives, €111.4 billion (6.2%) to equity/index derivatives, and €32.6 billion (1.8%) to credit derivatives.

In terms of remaining maturity, the largest part of the derivatives volume belongs to the shortest time bucket (due within one year). The derivatives traded on futures and options exchanges account for 7.6% of the total volume. One of the reasons why the significance is relatively low is that the risks associated with exchange-traded derivatives can be neutralized by liquidating the contracts (reducing the overall volume), whereas in the OTC business, it is generally necessary to establish an offsetting position (increasing the volume).

The nominal volume in itself does not provide a suitable basis for drawing conclusions about the risk inherent in our derivatives business. Gross replacement values for OTC transactions serve as a useful indicator to quantify the values actually at risk. These are computed under the marked-to-market method as the sum of all positive market prices, ignoring risk-reducing netting agreements and individual credit weightings. Based on this definition, the maximum risk of default was €39.4 billion, or 2.2% of the total nominal volume outstanding, at the end of 2003. This value does, however, represent a worst-case scenario for counterparty risk, as it assumes simultaneous default by all counterparties in the complete absence of netting agreements. Taking into account the risk-reducing effects of existing netting agreements, the risk of default falls by €30.9 billion at the end of 2003. Additionally, the provision of collateral for OTC transactions leads to a further reduction of counterparty risk; at the end of 2003, this effect amounted to approximately €2.6 billion. After risk reduction through the application of netting effects and collateral provided by borrowers, the remaining counterparty risk amounts to €5.9 billion.

OECD governments, banks and financial institutions, which are rated as first-class borrowers from a regulatory viewpoint, account for 94.8% of counterparty risk before netting (2002: 93.2%).

Credit derivatives

The rising need for instruments to manage credit risk has fostered the development of so-called credit derivatives. These vehicles make it possible to trade and hedge credit risks without altering the original credit relationships. This product group consists of three basic types: credit default swaps, total return swaps, and credit-linked notes.

In a departure from our prior-year presentation in the 2002 Annual Report, we show counterparty risk (positive market values) for credit default swaps and total return swaps only. Counterparty risk is not shown for credit-linked notes, since they have the character of securities, unlike pure derivatives, and therefore carry issuer risk instead of counterparty risk.

Derivatives volume

€ millions	Nominal amount					Counterparty risk	
	Remaining maturity			Total	Total		
	less than 1 year	1 to 5 years	more than 5 years	2003	2002	2003	2002
Interest rate derivatives	**534,782**	**545,634**	**399,695**	**1,480,111**	**1,495,390**	**28,028**	**33,609**
OTC products							
FRAS	48,326	145	—	48,471	60,727	25	132
Single-currency swaps	334,804	478,270	370,982	1,184,056	1,177,765	26,711	32,170
Interest rate options							
– purchased	16,654	29,730	13,870	60,254	68,770	1,290	1,305
– written	21,967	31,023	14,843	67,833	70,478	—	—
Other interest rate derivatives	3,348	3	—	3,351	1,753	2	2
Exchange-traded products							
Interest rate futures	50,050	6,463	—	56,513	61,601	—	—
Interest rate options	59,633	—	—	59,633	54,296	—	—
Foreign exchange derivatives	**137,227**	**35,792**	**9,986**	**183,005**	**207,141**	**6,763**	**5,524**
OTC products							
Foreign exchange forwards	120,140	12,333	171	132,644	160,004	4,956	4,457
Cross-currency swaps	5,804	22,232	9,657	37,693	34,046	1,474	877
Foreign exchange options							
– purchased	5,840	501	79	6,420	7,067	333	190
– written	5,443	726	79	6,248	6,024	—	—
Other foreign exchange derivatives	—	—	—	—	—	—	—
Exchange-traded products							
Foreign exchange futures	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—
Equity/index positions	**31,006**	**70,961**	**9,451**	**111,418**	**58,046**	**4,429**	**4,318**
OTC products							
Equity/index swaps	—	—	—	—	—	—	—
Equity/index options							
– purchased	6,600	31,075	5,437	43,112	18,270	4,420	4,042
– written	11,507	28,107	2,481	42,095	20,521	—	—
Other equity/index derivatives	2,777	864	548	4,189	6,805	9	276
Exchange-traded products							
Equity/index futures	3,123	—	—	3,123	1,492	—	—
Equity/index options	6,999	10,915	985	18,899	10,958	—	—
Credit derivatives[1]	**2,199**	**12,780**	**17,641**	**32,620**	**37,865**	**205**	**557**
Other transactions	**10**	**7**	**—**	**17**	**62**	**1**	**2**
Total	**705,224**	**665,174**	**436,773**	**1,807,171**	**1,798,504**	**39,426**	**44,010**

[1] For details, please see the table entitled Credit derivatives below

Counterparty type

	Counterparty risk			
	2003	2002	2003	2002
	€ millions	€ millions	Structure in %	Structure in %
OECD central governments (and central banks)	230	298	0.6	0.7
OECD banks	34,282	38,218	87.0	87.9
OECD financial institutions	2,833	1,981	7.2	4.6
Non-OECD central governments (and central banks)	6	28	0.0	0.1
Non-OECD banks	212	325	0.5	0.7
Non-OECD financial institutions	72	—	0.2	0.0
Other companies and private individuals	1,791	2,603	4.5	6.0
Total	**39,426**	**43,453**	**100.0**	**100.0**

Credit derivatives

€ millions	Contract volume					Counterparty risk	
	Remaining maturity			Total	Total		
	less than 1 year	1 to 5 years	more than 5 years	2003	2002	2003	2002
Banking book	**196**	**1,174**	**12,892**	**14,262**	**18,471**	**16**	**62**
Protection buyer							
Credit default swaps	135	702	10,775	11,612	15,825	15	61
Total return swaps	—	—	2,000	2,000	2,000	—	1
Credit-linked notes	10	27	117	154	414	—	—
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	51	137	—	188	213	—	—
Total return swaps	—	302	—	302	—	1	—
Credit-linked notes	—	6	—	6	19	—	—
Other	—	—	—	—	—	—	—
Trading book	**2,003**	**11,606**	**4,749**	**18,358**	**19,394**	**189**	**495**
Protection buyer							
Credit default swaps	848	6,171	2,865	9,884	8,762	33	321
Total return swaps	279	27	359	665	805	—	116
Credit-linked notes	—	164	117	281	497	—	—
Other	—	—	—	—	—	—	—
Protection seller							
Credit default swaps	683	5,112	1,393	7,188	7,668	155	50
Total return swaps	193	116	3	312	1,401	1	8
Credit-linked notes	—	16	12	28	261	—	—
Other	—	—	—	—	—	—	—
Total	**2,199**	**12,780**	**17,641**	**32,620**	**37,865**	**205**	**557**

Reference assets

€ millions	Contract volume					
	Credit default swaps	Total return swaps	Credit-linked notes	Other	Total 2003	Total 2002
Public bonds	1,219	24	27	—	1,270	1,231
Corporate bonds	16,287	1,985	369	—	18,641	20,190
Equity	—	—	—	—	—	191
Other	11,366	1,270	73	—	12,709	16,253
Total	**28,872**	**3,279**	**469**	**—**	**32,620**	**37,865**

Monitoring and control of credit risk

Our control and management of credit risks is based on an integrated concept of clearly defined and documented principles, bodies with well-defined powers, as well as compatible procedures, systems and processes.

Credit policies

The rules governing our lending business are based on a four-level structure. The general credit policy of HVB Group defines binding standards for the credit organization applicable for the entire corporate group, the key material credit rules, and the core elements of the credit process. Within the terms of these general guidelines, the heads of the regional credit units define the general credit policies for the business segments. These are supplemented or amended in special credit policies that cover specific risks or special aspects of the credit process, the organization or the statutory framework. These credit policy standards are implemented and made precise in operating guidelines.

Strategic Group Credit Committee

Our Strategic Group Credit Committee, established in 2002, has proven its worth as a central body for making strategic decisions in our lending activities. Alongside the Chief Risk Officer and the Group Credit Risk Manager, this body includes representatives from all business segments as well as Risk Control. This committee conducts ongoing, detailed analysis of our loan portfolio and draws conclusions for the strategic orientation of our business activities. In addition, it discusses and determines the methods, processes and procedures applied to the risk management of our loan portfolio, which are included in our lending policies.

Minimum Requirements for the Credit Business

After the regulatory authorities published the Minimum Requirements for the Credit Business of Credit Institutions (MaK) in December 2002, we conducted a weak-point analysis at the beginning of 2003 in order to identify areas where action is required.

We concluded that many of the standards defined under the minimum requirements (for instance the functional segregation of "front office" and "back office," comprehensive risk control, separate voting on lending decisions, risk classification processes, etc.) are already adequately taken into account in our existing structures, procedures and processes, and are consequently fulfilled as specified in the MaK requirements. The remaining weaknesses are being eliminated in accordance with the established decentralized responsibilities of business and support units. We made good progress in this area in 2003.

The timetable specified by the regulatory authorities requires all qualitative minimum standards to be fully met by mid-2004. An extended implementation deadline until the end of 2005 applies to the necessary changes to IT systems. Due to our favorable starting position and the early start in our activities, we expect to complete implementation on time.

Implementation of Basel 2

A core element of Basel 2 is a stronger differentiation of risk for regulatory capital requirements for loans according to customers' rating classes. Basel 2 will bring the regulatory viewpoint into line with the economic viewpoint of risk-adjusted management, which is already established as an approach within the Bank through our internal instruments for the measurement and management of risks.

We are managing all Basel 2 activities through an integrated project, divided into the sub-projects "credit risk," "operational risk," and "market risk" (interest rate risk in the banking book). Essential aspects of the subprojects in the year under review are discussed in detail in the corresponding sections of the present Risk Report.

Our goal in the area of credit risk is to implement the most sophisticated approach, the so-called IRB Advanced Approach (IRB = Internal Ratings-Based) for all relevant portfolios of our Bank. Our proven internal rating instruments and the established parameterization procedures of our internal credit risk model represent a good basis for achieving this goal (see the section on the internal credit risk model in the present Risk Report).

In the year under review our efforts focused on the functional expansion of our established rating and collateral systems and on the functional concept and technical implementation of our central Basel 2 system architecture. In this context, we developed the initial phase of a Group-wide database along with a closely integrated calculation kernel for risk-weighted assets as a foundation for the planned system. We are now submitting our first regulatory reports on the basis of the new system architecture.

Credit analysis It is vitally important for us to reliably assess the default probabilities of our customers, both for the regulatory capital coverage under Basel 2 (by the IRB approach) and for our internal credit risk model. For this reason we have given particular priority to the ongoing development and fine-tuning of our internal credit analysis instruments (rating and scoring procedures).

These instruments differ in content and structure according to the amount and complexity of the lending exposure being investigated. In addition, we maintain a number of special credit rating instruments tailored to specific industry sectors or financing forms, such as property developers, project finance, and so on. As a result of this credit analysis, we assign individual customers to a credit rating corresponding to an empirically measured default probability. With the aid of this default probability, we can correlate our internal ratings with the external classifications of rating agencies.

In the year under review, we carried out a study of the Basel 2 conformity and analysis properties of our rating and scoring procedures. In addition, we increased the flexibility of the system technology platform for the rating analysis instruments.

Internal credit risk model We employ an internal credit risk model to quantify and assess the parent bank's global loan book default and counterparty exposures. The advantage of this internally developed model is the exact suitability of its methodology and parameterization to our portfolio. Because it is our own, we can refine it at any time to incorporate the latest advances.

Expected loss For purposes of credit risk measurement, a distinction is drawn between the expected loss and the credit value-at-risk (or unexpected loss). The expected loss quantifies the average losses expected on the current portfolio over the next twelve months, which are then factored into the pricing of our products in the form of standard risk costs.

Breakdown of credit risk and counterparty risk by business segment*

Business segment	Expected loss		Value-at-risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		new HVB AG**		new HVB AG**
Germany	61.4	58.1	57.5	42.8
Corporates & Markets	37.2	40.6	38.6	55.8
Real Estate Workout	0.3	0.8	0.2	0.4
Other	1.1	0.5	3.7	1.0
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Business segment structure of HVB AG effective as of 2003

** Figures taking the spin-off of Hypo Real Estate into account

Credit value-at-risk The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99.95% probability) within one year and is backed by risk capital as a safety cushion.

The tables show the expected losses and the credit value-at-risk, broken down by business segment, rating class and industry sector.

Year-on-year development of risk In fiscal 2003, with only slight changes in the percentage shares of the business segments in the expected losses, a shift was observed in their shares in value-at-risk. These changes are primarily the result of adjustments in the risk measurement parameters due to the differing impact of the economic situation on the various asset classes. In addition, there was a decline in the credit volume entailing credit risk in the Corporates & Markets business segment.

The continuing measures for streamlining the portfolio again reduced the risk in the Real Estate Workout division during the year under review.

In the breakdown of credit risk by rating class, there was an increase in the share of rating class 8, which was not the result of growth in the credit volume, but rather of higher default probabilities in weaker rating classes. In addition, a decline in the share of rating class 4 can be observed due to a decrease in the credit volume.

The breakdown of the portfolio structure by industries shows an increase in the share of risks in the utilities and residential property sectors. This reflects a more conservative rating assessment of customers, with exposures unchanged. The increase in the share of value-at-risk for the retail customer segment was primarily due to the difficult economic situation in Germany in the year under review. The value-at-risk in all other industry sectors remained stable.

Breakdown of credit risk and counterparty risk by rating class

Rating	Expected loss		Value-at-risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		new HVB AG*		new HVB AG*
Rating 1	0.2	0.3	0.6	1.2
Rating 2	1.0	1.0	4.2	2.6
Rating 3	2.4	3.2	8.1	8.3
Rating 4	11.2	17.0	17.3	22.1
Rating 5	13.8	14.4	22.2	17.6
Rating 6	16.7	17.6	18.6	16.6
Rating 7	17.0	19.6	11.2	18.3
Rating 8	37.7	26.9	17.8	13.3
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Figures taking the spin-off of Hypo Real Estate into account

Breakdown of credit risk and counterparty risk by industry sector

Industry sector	Expected loss		Value-at-risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		new HVB AG*		new HVB AG*
Retail customers	21.8	25.6	12.6	8.2
Utilities	16.7	9.2	10.9	8.8
Residential property companies, real estate investors, property funds	13.1	8.3	15.6	8.8
Property developers – commercial	6.4	8.1	9.4	10.8
Services	6.2	5.9	9.2	6.4
Communications	4.5	4.5	3.5	3.6
Food	3.5	2.3	2.6	2.6
Consumer goods, textiles	3.4	3.3	2.7	3.4
Other financial services providers	2.9	5.5	5.5	11.2
Trades	2.4	4.4	2.8	4.6
Health	2.2	2.4	2.5	2.5
Mechanical engineering	2.1	3.3	3.0	6.8
Vehicles	2.0	2.0	3.1	2.8
Steel	2.0	1.3	1.7	2.0
Publishers, media, printing	1.5	0.8	2.5	0.8
Public authorities, not-for-profit organizations	1.3	0.7	1.2	0.9
Chemical	1.2	1.2	1.2	1.4
Transport, logistics	1.0	1.2	1.1	1.5
Mineral oil	0.9	1.5	1.0	1.8
Electrical	0.8	0.7	0.9	1.1
Movable equipment leasing	0.8	2.4	0.9	3.0
Banks	0.8	0.9	3.3	1.7
Software	0.6	0.5	0.3	0.6
Insurance	0.5	0.3	0.4	0.3
Paper	0.5	0.7	0.8	1.0
Aerospace	0.4	2.5	0.5	2.7
Recycling, waste management	0.2	0.2	0.2	0.2
Real estate leasing companies	0.2	0.2	0.5	0.4
Hardware	0.1	0.1	0.1	0.1
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Figures taking the spin-off of Hypo Real Estate into account

Country risk

HVB's definition of country risk encompasses all cross-border transactions in foreign currencies. This includes all positions from lending and trading activities, including internal transactions within the corporate group and the issuer risk associated with tradable fixed-interest securities. It also takes into account sovereign risk (i.e. the risk of a sovereign state or state body defaulting).

We measure country risk mainly by using short-term and medium-term country ratings. The country ratings consist of two components: empirically calculated statistical models permit the determination of default probabilities and loss quotas on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by our economic research group.

Along with the default probability and the loss quota, the measurement of country risk takes the structure of transactions into account.

On the basis of this information, a portfolio model is used for a monthly calculation of the value-at-risk stemming from country risks (confidence level 99.95%). Due to the small number of countries, country portfolios tend by nature to be rather undiversified. Consequently, an accurate reflection of the portfolio and diversification effects among countries, regions and loan default risks is an integral part of our portfolio model.

In terms of methodology, our internal management of country risk is certainly comparable to the Basel 2 capital requirements in the currently available version. Consequently, even today we are achieving important management effects anticipated through the Basel 2 requirements.

The limitation of risks (VAR limits) on a regional basis is also carried out using the method described above for evaluating country risk. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and an exposure management based on transaction potential. In addition, country risk management works with volume limits for each country (broken down by product risk groups).

Limit systems

As a key element of our risk control and management program, we employ limit systems to prevent the unintended and uncontrolled increase of our risk positions. For loan default risks, limit compliance is monitored by the local lending units; Risk Control performs central monitoring of limit compliance for counterparty, issuer and country risks.

To monitor counterparty and issuer risk we employ worldwide limit systems with online access at all key locations engaging in trading activities. This enables each trader to check current limit utilization and lets the risk controller perform direct limit monitoring for each counterparty or issuer. Each new trading transaction is immediately entered and applied to the corresponding limit.

In the case of counterparty risk, the limit system covers the monitoring of both the so-called pre-settlement risk and the settlement risk. For the Bank there is a settlement risk whenever payments are exchanged and, when processing the transaction, we make advance payments without being certain at the time of the payment that the counterparty will make the corresponding payment. This risk is limited for the future value date and monitored right from the time we enter into the transaction, so that a concentration of payments on a single value date is prevented beforehand.

For pre-settlement risk, the applicable amount is referred to as an "exposure" or "credit equivalent." This method increases the current market value of a transaction by the amount of the so-called add-on, a premium for potential market movements over the duration of the transaction. The exposure per counterparty calculated in this way takes into account both risk-reducing netting agreements and collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the market value of current transactions.

Portfolio management

The task of Group Credit Portfolio Management is – in collaboration with the corresponding units in the business segments – to enhance the risk-return profile of our portfolio as a key contribution toward achieving our return on equity target. Its central function enables it to optimize the composition of the various subportfolios with reference to the overall loan portfolio, exploit market opportunities that arise in submarkets and effectively counteract concentration risks identified at the level of the Bank as a whole.

Consequently, it played a key role in the year under review in our efforts to reduce risk-weighted assets and concentration risks. Loan portfolios or large loans were sold to interested investors, for instance by means of syndication, subparticipations or hedge structures (for example through credit derivatives). However, the most important instrument was the securitization of outstanding loans.

Concentration risk

Another priority of risk management is to make decisive efforts to limit and manage risk concentrations with individual borrowers or borrower units by introducing a rating-based limit system. We achieved a significant reduction in concentration risks by means of syndication, hedge structures, and the reduction of exposures in consultation with customers.

Risk-oriented and market-oriented pricing

To optimize the loan portfolio and hence enhance the profitability of our lending business, we apply a pricing methodology with a clear orientation toward the risk-reward ratio. It includes not only the customer's internal rating in the credit margin along with all relevant costs and risks, but also the necessary regulatory and economic capital. To ensure consistency with capital markets, we carry out regular benchmarking of our lending margins against market prices. This differentiated pricing approach is applied in all areas and is part of the loan-approval process.

Outlook for 2004

In 2004 we will continue with our intensive project activities for the implementation of the new Basel Accord. Priorities will be our ongoing efforts to develop an integrated Basel 2 data pool for regulatory reporting purposes and credit risk control, as well as the adjustment of our calculation kernel in line with the results of the consultation phase. In addition, it is vital to ensure that we fully and punctually meet all the Minimum Requirements for the Credit Business of Credit Institutions (MaK).

Our credit portfolio management aims to continue increasing the fungibility of our loan portfolio through intensified active utilization of the capital markets. Benchmarking our lending margins against comparable capital market prices is an essential decision-making factor for our portfolio management and lending business. Consistent efforts to limit and manage concentration risk will also remain a priority of our risk management.

b) Liquidity risk

Liquidity and funding management was characterized in the year under review by the measures taken under our transformation program. The reduction in balance sheet assets led to a gradual decrease in our refinancing requirements on the money markets and capital markets during the course of the year. As a result, we actually exceeded our funding targets for 2003 and managed to keep the Bank's refinancing structure stable despite the difficult market environment during the first half of the year.

Groupwide liquidity management

Our Groupwide liquidity management is made up of several components which enable us to identify risks early, limit liquidity mismatches through limits and funding targets, and identify and maintain appropriate liquidity reserves for defined stress situations.

The rules and principles of liquidity management are specified in a Group Liquidity Policy passed by the Group Board, and are implemented by Group Asset Liability Management. The Group Board and our Group Asset Liability Committee are regularly informed on the current liquidity and refinancing situation.

Short-term liquidity risk

Liquidity limits

The assessment and limitation of short-term liquidity risks are based on daily liquidity reports showing the relevant cash flows and the portfolios of available highly liquid securities of the most important units. These two components are used as the basis for determining cumulative limits ranging from the next banking day up to one month. These limits are monitored on a daily basis. Within the framework of this limit system, which operates under conservative assumptions, we showed an overall positive balance of €5.6 billion for the next banking day at the end of 2003.

The portfolio of highly liquid securities eligible as collateral for central bank borrowings and available at short notice to compensate for unexpected outflows of liquidity, for example through increased utilization of approved credit and liquidity lines, amounted to €7.1 billion at the end of the year.

Liquidity structure

In addition to our internal liquidity risk management system, we are subject to the regulatory standards defined in the Liquidity Principle II. The relevant ratio at the Bank improved year-on-year from 1.09 at December 31, 2002 to 1.22 at December 31, 2003. Compared with the regulatory minimum ratio of 1, this means that the funds available exceeded its payment obligations for the following month by €16.3 billion.

Funding risk

Our broad funding basis and excellent product placement capabilities on the capital markets provide us with a secure source of funding for our lending operations with regard to maturity and terms even under difficult market conditions. With their high credit quality and liquidity, our Pfandbrief mortgage bonds still remain the most important funding instrument.

Broad funding basis

Long-term funding needs are determined through a coordinated process on the basis of expected business trends, and are updated regularly. The annual funding targets derived from this process address the need for a balanced maturity structure of assets and liabilities within defined maturity buckets. Our Group Funding Management fulfills the targets while optimizing costs. A monthly analysis of deviations from plan ensures an up-to-date overview of the funding situation.

Long-term funding

We were able to reduce our need for long-term funding as compared with the prior year by approximately €3 billion. We intend to continue this trend through such measures as the continued expansion of our stable customer deposits and the use of securitization measures. Unsecured borrowing of funds via commercial paper programs and certificates of deposit decreased by approximately €8.8 billion in 2003, a development that also improved the diversity and stability of our funding base.

Market liquidity risk

Market liquidity risk is managed by placing strict restrictions on those markets which can be included within the individual trading portfolios. We use our stress tests to identify their risk potential under various scenarios.

c) Market risk

Market risk is defined as the potential loss arising from an adverse change in the prices of our positions in financial markets. This encompasses interest rate, foreign exchange, equity and credit-spread risk.

We calculate our market risk both for the trading book and for the risks stemming from the banking book. Flow management (management of daily cash flows in the commercial and mortgage banking business) is handled directly by Group Treasury Management.

Quantification

For purposes of day-to-day risk measurement and management, we quantify the value-at-risk with a confidence level of 99% and a holding period of one day. To determine and allocate the risk capital requirements for market risks, this value-at-risk, like other risk types, is scaled to a confidence level of 99.95% and a holding period of one year, taking portfolio effects (diversification) into account.

We calculate the value-at-risk with an internal model based on a Monte Carlo simulation approach. The model previously used in Munich and London for measuring interest rate fluctuation risks was expanded in 2003 to include the measurement of credit-spread risk, and was introduced at the branches in New York and Asia. These additions were approved by the German Financial Supervisory Authority at the end of the year.

By expanding the internal model we achieved a substantial reduction in equity funds requirements for market risks as compared with the standard process previously used. Compared with December 31, 2002, the capital requirements as defined under BIS rules decreased from €1,583 million to €1,064 million at December 31, 2003.

As a further risk approach, the risks associated with foreign exchange and equity products as well as some of the interest rate risks in the banking book are calculated statistically on the basis of various conservative assumptions (such as considering currencies separately while disregarding risk-reducing correlation effects).

The table below shows the aggregate market risks of our trading positions for last year. Thanks to the improved risk measurement through the expanded use of the internal model, there was a significant reduction of the value-at-risk from interest rate positions in the fourth quarter. We also show the credit-spread risks under this risk category.

Due to the underlying conservative assumptions, the value-at-risk figures, which are not computed using the internal model, actually represent a cautious estimate of our market risk. With the further expansion of the internal model, our value-at-risk figures will therefore again decrease in the future.

At year-end, the banking book contained market risks of €32 million (year-end 2002: €29 million; one-day holding period), of which €16 million stemmed from asset-side and liability-side fixed interest guarantees.

We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk calculations with the market value changes derived from the positions.

We also continually conduct stress tests to determine the potential losses in our market risk positions resulting from extraordinary events and worst-case scenarios. The scenarios we examine range from simple interest rate shocks to the default of major market players or a total collapse of all correlations.

Limit monitoring

The risk positions in the banking and trading books are managed by means of a uniform, hierarchical limit system that limits the loss potential from market risks. The risk limits are approved annually by the Board of Managing Directors and are not permitted to be exceeded.

Exceeding a limit in subportfolios immediately triggers an escalation process, and the reduction of the positions in question is monitored closely. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation and compliance with limits on an intraday basis.

Supplementing the value-at-risk, the stress risks are monitored via a "traffic light" concept. In case of "red," risk management and risk control discuss the consequences from the stress scenarios, and, if required, appropriate management measures are initiated.

Outlook for 2004

In 2004 our activities will focus on the continuing development of the internal model to prepare it for full use. The next step in this development will be the inclusion in the internal model of measurement of risks associated with equities and foreign exchange.

As we implement the requirements imposed by Basel 2 on the management and control of risks from interest rate fluctuations in the banking book, we will also integrate these positions into the processes and methods of the internal model.

Market risk from trading positions

Value-at-risk, 99% confidence level, 1 day holding period

€ millions	2003 average*	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	March 31, 2003	Dec. 31, 2002
Interest rate derivatives	44	9	42	53	72	55
Foreign exchange derivatives	13	15	11	14	12	10
Equity/index positions	45	59	48	45	29	24
Total	**102**	**83**	**101**	**112**	**113**	**89**

* arithmetic mean

d) Operational risk

We define operational risk as the risk of losses resulting from inadaquate or failed internal processes, human errors, technological breakdowns, or from external events.

Focus in 2003

In the year under review, a key area of concentration – alongside the measures described below to manage risks and avoid the resulting losses – was cross-segment projects to prepare for the capital coverage requirements for operational risk expected to come into force beginning in 2007 under Basel 2, with simultaneous implementation in EU and German legislation. Priorities were:

- the launch of a Web-based operational risk loss database ("OpRisk^{LDB}") to ensure full collection of all loss data,
- the largely automated transformation of our loss data and income structure to the business lines in accordance with the Basel standards,
- the adjustment of the processes for the management of operational risk to comply with the Basel requirements, particularly the "Sound Practices for the Management and Supervision of Operational Risk," and
- the further development of the control self-assessment already in place to establish a combined risk and control assessment.

When determining our capital adequacy for regulatory purposes, we will implement at least the Standardized Approach with all related requirements. At the same time, we intend to establish a basis for a possible enhancement of our Loss Distribution Approach to meet the criteria of an Advanced Measurement Approach as recognized by the regulatory authorities.

We are confident that the ongoing projects will enable us to meet the deadlines for implementation of Basel 2 and the EU directives. In addition, even now, considerable improvements in information quality and risk awareness are evident.

Loss data collection

We have ensured full compliance with the three-year loss event database required under the Basel rules with the aid of a multi-step process and uniform standards for online data entry in OpRisk^{LDB}. The various roles, with their defined rights and obligations, also ensure that our internal quality requirements are met.

Measurement techniques

We employ the Loss Distribution Approach to quantify the operational value-at-risk. Basel 2 explicitly designates it as a quantitative element of the Advanced Measurement Approach. Our quantification model uses internal and external data to determine the loss distributions. A Monte Carlo simulation is used to calculate the value-at-risk figures, taking into account risk-reducing measures such as the insurance program and the improved monitoring quality.

Due to the measurement methods based on loss data, the operational value-at-risk is a historical value. However, because value-at-risk is influenced by current monitoring and processes, its quality is measured annually within the framework of a control self-assessment (CSA), and it is incorporated into the quantitative calculation as a present quality score.

Operational risk loss events – the process



Operational loss event
Investigation
Operational risk loss database
Data entry
Release
Quality assurance
Closure
Reporting and control

Risk management

The responsibility for managing operational risk, that is, taking measures to reduce, prevent, or insure this risk, rests with the responsible risk managers in our business segments and service divisions. In the year under review, the following measures played a key role:

Business segments and service divisions
The first test in the Germany business segment was successfully completed for the launch of risk assessment for all product and process areas. In addition, we carried out a number of measures to improve the security of buildings, contractual terms with subcontractors/third-party suppliers, and data quality for compliance with the increasingly stringent statutory requirements for opening bank accounts.

We raised the level of automation in the front office of the Corporates & Markets business segment by implementing technical innovations. We also began with the reengineering of the securities process with the aim of significantly improving the security and efficiency of the interface between trading and settlement through a higher degree of automation and technical support of the entire process.

Handling crises
Our crisis management system, optimized during the prior year, was repeatedly and successfully tested in terms of the composition of the crisis team, effective communication and the proper function of the required operating framework and processes.

IT risks
Security reviews and audits for new applications and infrastructure components or major changes to existing ones helped to significantly reduce the risks from their use in production.

The introduction of a security incident process enabled us to prevent damage from various viruses and security defects in Microsoft Internet Explorer, particularly in the third quarter, through an immediate risk assessment and the resulting countermeasures.

Legal risks
Our Group Legal Department is responsible for managing legal risks. In fulfilling its Corporate Center function, it defines uniform standards for the management of legal risk and monitors compliance with them. New or amended legal standards or court rulings are implemented under a tight timetable by the legal departments in the corresponding Group companies in Germany and abroad.

If customers cancel their property loan agreements under the Doorstep Transactions Act on the basis of the ruling by the German Supreme Court in 2002, this will have very little economic impact on us, since the borrower is still obliged to repay the principal according to court rulings that have since become final. This situation is not affected by the order issued by the Bochum District Court on July 29, 2003 to submit a case to the European Court of Justice, since, in the opinion of the German Supreme Court, decisions by the European Court of Justice cannot under any circumstances affect existing contracts in Germany.

In a ruling of November 26, 2002, the German Supreme Court nullified the resolution of our Annual General Meeting of May 1999 concerning the appointment of KPMG as auditor of the 1999 financial statements. The annual financial statements for 1999 remain unaffected by this decision in our view, which is confirmed by external expert opinions. Contrary to the view put forward by a few shareholders, it is in particular not the case that the financial statements are null and void, since such a claim can be asserted only within six months of the publication of the statements. The German Supreme Court ruling mentioned above has prompted the same shareholders to challenge the validity of our financial statements for 2000–2002. The Munich District Court dismissed a lawsuit based on this claim as being in violation of the law, and the Regional Appeal Court rejected the appeal against this ruling in a unanimous decision, since the assumption of abuse of the law by the District Court was not subject to legal errors. The plaintiffs have applied for a reprimand of the Regional Appeal Court for failing to give them a fair hearing, and have filed an appeal and an extraordinary appeal on points of law, as well as applying for reviews by the Constitutional Court. We assume that these appeals – some of which have no basis in law – have no chance of success.

A shareholder has filed a suit challenging the election of shareholder representatives to the Supervisory Board at the last Annual General Meeting of HVB AG on May 14, 2003, since he believes that the selected voting method was inadmissible; this shareholder believes that his view is confirmed by a German Supreme Court ruling on block voting issued on July 21, 2003, after our Annual General Meeting. In our view, however, no conclusion on the requirements for block voting in supervisory board elections can be inferred from the court ruling mentioned above.

Suits have been filed challenging the resolution passed at the Annual General Meeting of the parent bank on May 14, 2003 approving the spin-off. The Munich Regional Appeal Court ruled that these suits did not represent an impediment to the entry of the spin-off in the Company Register. In our view, the appeals filed against this decision of the Regional Appeal Court have no chance of success. Regardless of these considerations, the spin-off is now irreversible through its entry in the Company Register.

Outlook for 2004

In 2004 we will be focusing on the final results of the Basel 2 consultation process and the further implementation of the ongoing projects.

In addition, we will continually make further improvements to reduce operational risks through measures in the area of risk management.

e) Business risk

Business risk is defined as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious losses in earnings, thereby diminishing the market value of a company. Business risks can result from serious deterioration in the market environment, or changes in the competitive situation or customer behavior.

The measurement of our business risk is based on income and cost volatilities, with due consideration paid to correlation effects. As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

In the context of the persistently difficult market environment, we continued with our strict cost-cutting program in 2003. In addition, a number of measures were established which we will continue to apply consistently in the current year to boost our earning strength through an even stronger customer orientation, and also through improved use of our internal Group network.

f) Risks arising from our own real estate portfolio

Our real estate is owned by our subsidiary HVB Gesellschaft für Gebäude mbH & Co. KG. As a result, HVB AG carries no real estate risk.

g) Risks arising from our shareholdings/ financial investments

Under this risk type we classify changes in the market prices of our portfolio of listed and unlisted shareholdings and financial investments, primarily comprising our major equity holdings in Allianz and Münchener Rückversicherungs-Gesellschaft AG.

The value-at-risk is primarily determined on the basis of the market values and volatilities of these investments. In the case of investments in unlisted companies, we apply the book values as market value estimates as well as the volatility of indexes. To reflect the recent past more adequately in our risk calculations, we perform an exponential weighting when calculating the volatilities, taking the long-term holding period of investments into account.

Streamlining the investment portfolio

The Board of Managing Directors is responsible for managing our entire portfolio of shareholdings/ financial investments (including operational subsidiaries). The consistent efforts in 2003 to streamline our non-strategic investment portfolio were a key priority of our transformation program with the goal of focusing on our core business, reducing complexity and releasing capital.

We floated a 22.5% stake in Bank Austria Creditanstalt on the stock market in the form of an IPO in July. In the third quarter, we spun off the greater part of our commercial real estate finance business to form the Hypo Real Estate Group. In addition, we disposed of norisbank and Bank von Ernst at a substantial book profit.

In 2004, apart from a further reduction in our financial investments and the ongoing adjustment of our business profile, we will be focusing particularly on the integration of Vereins- und Westbank AG (see Business Situation and Trends in this Annual Report).

h) Strategic risk

Strategic risk results from management being slow to recognize important trends affecting the structure of the banking sector as a whole or specific areas of the sector or drawing false conclusions about these trends, with the result that fundamental management decisions may not be in the Bank's best interest and may be difficult or impossible to reverse.

It is not possible to collate and control strategic risks using quantitative methods. These risks are best handled by way of continuous monitoring of domestic and international markets and evaluation of the strategic position, in order to facilitate a quick and decisive response in adjusting the business model or business processes. With the transformation program initiated in 2003, we laid the foundation to position ourselves to meet the current changes, ready to face the future with renewed strength.

Risk from overall economic trends

Our Bank continues to operate in a relatively difficult economic climate. Despite a noticeable improvement in growth prospects, companies' reserves have dwindled following three years of stagnation and sharply declining share prices. Consequently, any additional stresses would impose heavy burdens. The appreciation of the euro is generally dampening the profit outlook. The period of major bankruptcies appears to be over; however, small and medium-sized enterprises are still threatened (projection for 2003: 39,700 bankruptcies; forecast for 2004: 38,000).

Risks for the business trend arise firstly from the possibility that the economic recovery in Germany and around the world could end sooner than expected. The consequences of this turn of events would include a worsening of the negative trend in company insolvencies. Secondly, a pronounced appreciation of the euro in excess of expectations would also be problematic. Thirdly, there is the danger of a faster and, above all, larger increase in interest rates, which would make corporate financing more difficult and act as a brake on improvements in the investment environment.

Structural change in the banking sector

The German banking market continued to suffer from structural problems in 2003. These were the result, on the one hand, of bank-specific aspects such as excess capacity and the high degree of fragmentation. Again in 2003, consolidation processes were hardly evident and, when they did take place, they were almost entirely limited to the public or cooperative banking sectors. There was no cross-sector consolidation activity. On the other hand, improvements in the economy as a whole, such as the elimination of excessive regulation or labor market reforms, have not yet occurred.

Following the loss-making fiscal year 2002, the German private banks responded by focusing on restructuring processes. In addition to strict cost-cutting measures, these included redimensioning the business mission through a reduction in complexity accompanied by a focus on core competencies. Despite an improved operating earnings situation for the year under review, the profitability of German private banks continues to lag behind the European average. However, we expect to see a further improvement in operating earnings in 2004. In view of the gradual recovery in the overall economic situation, the demand for banking services is likely to increase, and the number of loan defaults should continue to decrease. In addition, most banks can now respond more efficiently and flexibly to market changes following the far-reaching restructuring and cost-cutting measures (see the Business Situation and Trends in this Annual Report).

Insolvency trend in Germany


Number of bankruptcies, in thousands
40
30
20
10
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
2004*

* Projection/forecast
Sources: Creditreform;
2004 forecast: HVB Group, Economic Research

The transformation of HVB Group

Within the framework of the transformation program, HVB Group took decisive action in 2003 to achieve its strategic goals of improving its earning power and capital strength. To focus on our core business, we spun off the greater part of our commercial real estate business into the Hypo Real Estate Group. The envisaged reduction in risk-weighted assets in order to improve the core capital ratio and optimize our risk profile required an extensive package of measures. Our extensive securitization activities and the reduction of our non-strategic investment portfolio represented a major contribution. In addition, we disposed of marginal activities such as our U.S. real estate portfolio.

Our adjusted positioning also involves certain strategic risks. The disposal of non-core business activities initially reduces our earnings base. This must be offset by growth in profitability in our core business segments.

Staff cuts

The staff cuts planned for 2003 were implemented on schedule. Adjusted for changes in the group of consolidated companies, HVB Group had 4,357 fewer employees at year-end than one year earlier. With a decrease of 2,579 employees, the Bank absorbed a particularly large share of the staff cuts.

Thanks to the decisive action taken in the year under review, our staffing level (excluding Vereins- und Westbank AG) will decrease only slightly in 2004. Moderate reductions are still planned for the credit organization and back office/administration units. These will be offset by a deliberate expansion of sales activities.

The integration of Vereins- und Westbank AG into HVB AG will generate synergy effects that will involve staff reductions. There is no operational risk, since essential tasks will be transferred to other units within the framework of an integration timetable.

We do not anticipate any risks from the implementation of the planned moderate staff reductions.

Market shares in the German banking sector

in %, based on total assets


Public-sector banks 48.5
Private banks 39.9
Cooperative banks 11.6

Sources:
Deutsche Bundesbank, effective: November 2003; internal calculations

Summary

In our Bank, the control and cross-segment management of risk is placed under the leadership of the Chief Risk Officer. Because the new regulatory Minimum Requirements for the Credit Business of Credit Institutions (MaK) require a strict segregation of sales and credit organizations, we integrated the regional credit units – previously positioned within the business segments – and the Restructuring and Workout unit during the year under review into the area of responsibility of the Chief Risk Officer. The regional lending units are now part of the Group Credit Risk Management organization, which is in charge of credit risk management for HVB Group. Group Asset Liability Management is responsible for liquidity and funding management and for asset liability management. Risk Control is responsible for measuring and monitoring our risks, including reporting to the Board of Managing Directors.

Chief Risk Officer organization

Capital market-oriented management system

We have a comprehensive, Groupwide risk control and risk management system, which is fully integrated into our internal capital market-oriented management concept. This gives priority to the value-oriented use of our capital in business activities with attractive risk-return ratios.

Our risks are classified by clearly defined risk types and measured with comparable methods on the basis of a value-at-risk approach. By aggregating all these risks and risk areas, we can represent our total risk, which is regularly compared against the capital available to us to support this risk. In doing so, we apply a confidence level of 99.95%, which reflects our target rating. Furthermore, the consistent system of measuring risk comprises the basis for Groupwide risk capital allocation to cover unexpected losses.

Thanks to their high quality, the methods and systems we employ to measure and manage our risks fulfill all relevant legal and regulatory requirements currently in force.

Future regulatory standards

We continued to focus closely on future legal and regulatory standards in the year under review. These include the ongoing consultations on the new Basel Accord (Basel 2), which is expected to come into force in 2007, and its implementation in EU and German law. The focal point of Basel 2 is a stronger differentiation of risk in the rules for regulatory capital coverage, with the aim of achieving a closer approximation to the purely economic, or risk-adjusted, capital coverage. We continued with our extensive project activities for the implementation of Basel 2 in 2003, and made substantial progress both in the functional concept and the technical implementation.

We plan to implement the most sophisticated approach for credit risks, the so-called IRB Advanced Approach (IRB = Internal Ratings-Based), for all of our relevant portfolios. With regard to capital coverage for operational risk we will at least apply the Standardized Approach. We will make a decision on the use of the most sophisticated approach, the Advanced Measurement Approach, only when the final Basel standards are available as a basis for a well-founded cost-benefit analysis.

Another essential frame of regulations is the Minimum Requirements for the Credit Business of Credit Institutions (MaK) published by the German Financial Supervisory Authority, which in particular define minimum qualitative standards with reference to the organization and processes in the lending business. Banks have until mid-2004 to implement them (IT upgrades: end of 2005). An analysis carried out during the year under review showed that we already meet many of these standards. Remaining weaknesses will be eliminated within a short time. Thanks to our favorable starting position and the early start we made with our measures, we expect overall implementation of the MaK requirements to be completed on time.

Consistent portfolio management

Under our transformation program, we sharply reduced our risk-weighted assets to raise the core capital ratio and improved our risk profile in 2003. In addition to the reduction of our non-strategic investments, the intensified use of capital markets for active portfolio management played a central role. We see this use of capital market instruments as a continuous process within the framework of a business model which uses our customer competencies to generate attractive portfolios for investors, thus making a key contribution toward achieving our targeted return on equity.

In addition, determined efforts to limit and manage concentration risks remain a key priority of our credit risk management to reduce the volatility of our risk provisions.

After coping with the difficult business climate in 2003, we expect the overall economic environment to make a gradual recovery in 2004. In addition, we will continue our efforts to fine-tune our business profile. On this basis we anticipate further improvements in our earnings situation.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

Expenses

	€ millions	€ millions	2003 € millions	2002 € millions
1 **Interest payable**			9,692	12,390
2 **Fees and commissions payable**			274	285
3 **Net loss on financial operations**			—	—
4 **General administrative expenses**				
a) personnel expense				
aa) wages and salaries	1,032			1,307
ab) social security costs and expenses for pensions and other employee benefits	339			373
		1,371		1,680
including: for pensions €159 million				(184)
b) other administrative expenses		1,296		1,571
			2,667	3,251
5 **Depreciation and amortization on property, plant and equipment, and intangible assets**			98	373
6 **Other operating expenses**			147	172
7 **Write-downs and provisions for losses on loans, advances and securities, and additions to provisions for losses on guarantees and indemnities**			2,352	3,287
8 **Write-downs on participating interests, shares in affiliated companies, and investment securities**			2,966	—
9 **Expenses from absorbed losses**			157	207
10 **Extraordinary expenses**			460	—
11 **Taxes on income**			29	77
12 **Other taxes, unless shown under 'Other operating expenses'**			4	4
13 **Net income**			—	—
Total expenses			**18,846**	**20,046**

Income		2003	2002
	€ millions	€ millions	€ millions
1 Interest income from			
a) loans and money market operations	11,110		12,613
b) fixed-income securities and government-inscribed debt	1,111		2,184
		12,221	14,797
2 Current income from			
a) equity securities and other variable-yield securities	140		199
b) participating interests	38		59
c) shares in affiliated companies	246		1,594
		424	1,852
3 Income earned under profit-pooling and profit-and-loss transfer agreements		271	42
4 Fees and commissions receivable		1,317	1,230
5 Net profit on financial operations		395	450
6 Write-ups on bad and doubtful debts and on certain securities as well as release of provisions for losses on guarantees and indemnities		757	1,016
7 Write-ups on participating interests, shares in affiliated companies, and investment securities		—	328
8 Other operating income		158	331
9 Net loss		3,303	—
Total income		**18,846**	**20,046**
1 Net loss	3,303		—
2 Withdrawal from additional paid-in capital	3,303		—
		—	—
3 Profit (loss) available for distribution		—	—

Assets		Dec. 31, 2003	Dec. 31, 2002
	€ millions	€ millions	€ millions
1 Cash reserve			
a) cash on hand	400		422
b) balances with central banks	1,913		1,576
including: with Deutsche Bundesbank			
€648 million			(840)
		2,313	1,998
2 Treasury bills and other bills eligible for refinancing with central banks			
a) Treasury bills and zero-interest treasury notes and similar securities issued by public authorities	43		97
including: eligible for refinancing with Deutsche Bundesbank			
€— million			(97)
b) bills of exchange	154		146
including: eligible for refinancing with Deutsche Bundesbank			
€154 million			(146)
		197	243
3 Placements with, and loans and advances to, other banks			
a) repayable on demand	16,237		19,621
b) other loans and advances	38,219		29,658
		54,456	49,279
including: mortgage loans			
€9 million			(9)
municipal loans			
€656 million			(704)
4 Loans and advances to customers		170,404	202,527
including: mortgage loans			
€104,613 million			(110,214)
municipal loans			
€20,434 million			(19,831)
other loans secured by real-estate liens			
€5,936 million			(6,709)
Amount carried forward:		227,370	254,047

Liabilities

	€ millions	€ millions	Dec. 31, 2003 € millions	Dec. 31, 2002 € millions
1 Amounts owed to other banks				
a) repayable on demand		18,029		16,144
b) with agreed maturity dates or periods of notice		70,689		83,533
			88,718	99,677
including: registered mortgage bonds in issue				
€3,227 million				(2,967)
registered public-sector bonds in issue				
€925 million				(658)
bonds given to lender as				
collateral for funds borrowed:				
registered mortgage bonds				
€18 million				(19)
and registered municipal loans				
€43 million				(47)
2 Amounts owed to other depositors				
a) savings deposits				
aa) with agreed period of notice of three months	12,511			8,135
ab) with agreed period of notice				
of more than three months	206			235
		12,717		8,370
b) registered mortgage bonds in issue		15,175		16,579
c) registered municipal bonds in issue		5,181		5,524
d) other debts				
da) repayable on demand	24,150			26,271
db) with agreed maturity dates or periods of notice	35,622			42,627
including: bonds given to lender as				
collateral for funds borrowed:				
registered mortgage bonds				
€577 million				(601)
and registered municipal bonds				
€341 million				(397)
		59,772		68,898
			92,845	99,371
Amount carried forward:			181,563	199,048

Assets	€ millions	€ millions	Dec. 31, 2003 € millions	Dec. 31, 2002 € millions
Amount brought forward:			227,370	254,047
5 Debt securities and other fixed-income securities				
a) money market paper				
aa) issued by public authorities	4			6
including: those eligible for collateral for Deutsche Bundesbank advances €— million				(—)
ab) issued by other borrowers	1,526			2,779
including: those eligible for collateral for Deutsche Bundesbank advances €1,030 million				(419)
		1,530		2,785
b) bonds and notes				
ba) issued by public authorities	13,760			16,451
including: those eligible for collateral for Deutsche Bundesbank advances €8,845 million				(11,162)
bb) issued by other borrowers	23,669			31,171
including: those eligible for collateral for Deutsche Bundesbank advances €11,762 million				(14,211)
		37,429		47,622
c) own debt securities		5,648		5,826
nominal value €5,753 million				(5,789)
			44,607	56,233
6 Equity securities and other variable-yield securities			10,330	10,581
7 Participating interests			1,202	1,706
including: in banks €150 million				(458)
in financial service institutions €1 million				(—)
8 Shares in affiliated companies			9,506	12,751
including: in banks €7,414 million				(10,372)
in financial service institutions €94 million				(123)
9 Trust assets			63	29
including: loans granted on a trust basis €50 million				(12)
Amount carried forward:			293,078	335,347

Liabilities

	€ millions	€ millions	Dec. 31, 2003 € millions	Dec. 31, 2002 € millions
Amount brought forward:			181,563	199,048
3 Liabilities evidenced by paper				
a) debt securities in issue				
aa) mortgage bonds	38,110			40,284
ab) municipal bonds	9,390			11,849
ac) other bonds	38,463			52,343
		85,963		104,476
b) other liabilities evidenced by paper		12		33
including: money market paper				
€— million				(—)
acceptances and promissory notes				
€12 million				(33)
			85,975	104,509
4 Trust liabilities			63	29
including: loans taken out on a trust basis				
€50 million				(12)
5 Other liabilities			8,538	6,369
6 Deferred income				
a) from issuing and lending operations		525		684
b) other		389		365
			914	1,049
7 Provisions				
a) provisions for pension fund and similar obligations		1,252		1,223
b) tax provisions		249		282
c) other provisions		1,547		1,631
			3,048	3,136
8 Subordinated liabilities			9,530	10,467
9 Participating certificates outstanding			409	511
including: those due in less than two years				
€— million				(—)
10 Fund for general banking risks			200	200
Amount carried forward:			290,240	325,318

Assets		Dec. 31, 2003	Dec. 31, 2002
	€ millions	€ millions	€ millions
Amount brought forward:		293,078	335,347
10 Intangible assets		—	—
11 Property, plant and equipment		308	334
12 Treasury stock		—	—
Nominal value €— million			(—)
13 Other assets		6,879	6,812
14 Deferred tax assets		—	—
15 Prepaid expenses			
a) from issuing and lending operations	532		425
b) other	178		150
		710	575
Total assets		**300,975**	**343,068**

Liabilities

			Dec. 31, 2003	Dec. 31, 2002
	€ millions	€ millions	€ millions	€ millions
Amount brought forward:			290,240	325,318
11 Shareholders' equity				
a) subscribed capital		1,609		1,609
divided into:				
521,735,100 shares of common bearer stock				
14,553,600 shares of registered non-voting stock				
b) additional paid-in capital				
balance at Jan. 1, 2003	13,273			
withdrawal for spin-off of the Hypo Real Estate Group	(844)			
Withdrawal to offset net loss	(3,303)			
balance at Dec. 31, 2003		9,126		13,273
c) retained earnings				
ca) legal reserve				
balance at Jan. 1, 2003	56			
withdrawal for spin-off of the Hypo Real Estate Group	(56)			
balance at Dec. 31, 2003		—		56
cb) reserve for treasury stock		—		—
cc) other retained earnings				
balance at Jan. 1, 2003	2,812			
withdrawal for spin-off of the Hypo Real Estate Group	(2,812)			
balance at Dec. 31, 2003		—		2,812
		—		2,868
d) profit available for distribution		—		—
			10,735	17,750
Total liabilities and shareholders' equity			**300,975**	**343,068**
1 Contingent liabilities				
a) contingent liabilities on rediscounted bills of exchange credited to borrowers		—		—
b) liabilities under guarantees and indemnity agreements		24,279		31,381
c) contingent liabilities on assets pledged as collatoral for third-party debts		—		—
			24,279	31,381
2 Other commitments				
a) commitments from the sale of assets subject to repurchase agreements		—		—
b) placing and underwriting commitments		—		—
c) irrevocable lending commitments		36,319		42,670
			36,319	42,670

NOTES

Legal basis

The annual financial statements of Bayerische Hypo- und Vereinsbank Aktiengesellschaft (the "Bank" or "HVB") for the 2003 fiscal year are prepared in accordance with the accounting regulations in the German Commercial Code (HGB), the German Stock Corporation Act (AktG), the German Mortgage Banking Act (HypBankG), and the Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions (RechKredV).

The Bank is active in all of the sectors served by commercial and mortgage banks. Therefore, under Section 24 of the Mortgage Banking Act, the Bank is required by the Regulations Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions to supplement the general accounting format with the items required for mortgage banks.

The Bank published the statement of compliance with the German Corporate Governance Code required by Section 161 of the Stock Corporation Act on its website at www.hvbgroup.com/compliance.

Accounting, valuation and disclosure

Changes in accounting and valuation methods as well as disclosure modifications are indicated for the respective item.

Treasury bills and other bills (asset item 2) are shown at their cash value, less any discounted amounts.

Loans and advances (asset items 3 and 4) are valued strictly at the lower of cost or market as stipulated in Section 253 (3) 1, German Commercial Code. The Bank creates specific loan-loss provisions and accruals to the amount of the anticipated loss for all identifiable exposure to lending risk. Specific loan-loss provisions and accruals are reversed as soon as the default risk has ceased, or used if the receivable is classified uncollectible and written off.

The Bank makes general loan-loss provisions or sets up reserves for loans in countries with acute transfer risk or guarantees with comparable risk. Country-specific risk provisions are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rate are updated regularly to take account of the current risk situation.

Latent lending risks are covered by global provisions. When assessing domestic latent lending risks, the Bank applies the principles of the German tax regulations allowing financial institutions to deduct global provisions.

Like other loans and advances, mortgage loans are shown at their nominal values. Differences between the nominal amount and the actual amount paid out are included under either prepaid expenses or deferred income, and amortized over the period to which they apply.

Securities are shown under the items debt securities and other fixed-income securities (asset item 5) and equity securities and other variable-yield securities (asset item 6). Depending on specific criteria like holding period and purpose, all securities are classified as held for trading purposes, as investment securities, or as held for liquidity purposes (securities treated neither as held for trading purposes nor as investment securities). The Bank's total holdings consist of 47.8% held for trading purposes, 40.2% held for liquidity purposes, and 12.0% investment securities.

Investment securities are valued in accordance with the regulations set forth in Section 253 (2) 3, German Commercial Code, which only allow for write-downs to be taken in the event of probable permanent impairment. Securities held for liquidity purposes are valued strictly at the lower of the moving average value or the market price at the balance sheet date, as provided for in Section 253 (3) 1, German Commercial Code. Securities held for liquidity purposes structured in portfolios are treated in accordance with the valuation-unit principles. Consequently, the Bank has established documented, predefined valuation units which are subject to strict preconditions; these are made up of underlying on-balance-sheet transactions (such as fixed-income securities) and associated hedging instruments (such as interest rate swaps) for the same type of risk. Within the individual valuation units, the results of valuing the individual financial instruments are netted. Any residual profit is disregarded when net income is computed; a loss is covered by appropriate provisions for anticipated losses on pending transactions.

For accounting purposes, securities held for trading purposes are grouped together with other financial contracts held for trading purposes to form portfolios and valued using differentiated methods in accordance with the valuation-unit principles, whereby the principle of conservatism is applied. Interest rate and foreign exchange instruments held for trading purposes are treated using the same principles as described for securities held for liquidity purposes.

Price-related trading books, on the other hand, are valued for the first time using a modified marked-to-market method. Trading portfolios and contracts grouped together in macro-valuation units are valued at market prices less computed potential loss (value at risk) to ensure that unrealized gains from outstanding position are recognized in the statement of income.

Exhaustive information about the Bank's off-balance-sheet financial contracts, complete with detailed breakdowns of the nominal amounts and counterparty structure, is included in the Risk Report.

Participating interests and shares in affiliated companies (asset items 7 and 8) are shown at acquisition cost or – if there is a permanent reduction in value – at the lower value prevailing at the balance sheet date.

Where the Bank holds a controlling interest, profits and losses of partnerships, and dividends paid by limited or incorporated companies, are recognized in the year in which they arise.

When disclosing income from write-ups on participating interests, shares in affiliated companies and investment securities (income item 7) and write-downs on these investments (expense item 8), the Bank has exercised the option allowed under Section 340c (2) 2, German Commercial Code. The Bank nets out respective expense and income items which also contain the results from the disposal of financial assets.

Property, plant and equipment (asset item 11) is valued at acquisition or production cost, less – insofar as the assets are depreciable – scheduled depreciation using the straight-line method based on their expected useful life. In such cases, the useful lives are closely related to the depreciation rules specified in Section 7 of the German Income Tax Act in conjunction with the depreciation tables for equipment. Minor fixed assets are fully expensed in the year of acquisition and shown as additions and disposals in the analysis of non-current assets. Pro rata depreciation is taken to the statement of income for additions to furniture and office equipment in the year of acquisition.

Liabilities (liability items 1 to 3, 8 and 9) are shown on the basis of the actual amount payable. Any difference between this sum and the issue amount is carried under deferred income and amortized as appropriate. However, discounted liabilities are shown at cash value.

Provisions for taxes, liabilities of uncertain amount and anticipated losses on pending transactions (liability item 7) have been assessed in accordance with the prudence and due diligence concept; they cover the anticipated payment obligation and are stated at nominal values, provided the regulations governing the balance sheet do not require discounting. Pension provisions are set up at the highest amount permitted under the relevant tax legislation, in accordance with actuarial principles, by applying an assumed interest rate of 6% on the future pension commitment; as provided for in Section 6a, German Income Tax Act, in conjunction with Regulation 41, German Income Tax Regulations, such provisions are based on present values.

The timing differences between taxable income and accounting income are determined in a statistical working paper. Deferred tax assets and liabilities are netted. Compliant with Section 274 (2), German Commercial Code, the remaining asset balance is not disclosed.

Net income for the year is not affected by additional tax-related depreciation allowances or omitted write-ups.

Foreign currencies

Amounts in foreign currency are translated in accordance with the principles set forth in Section 340h, German Commercial Code. In addition, the Bank observes the suggestions for currency translation by banks given in Comment 3/1995 of the German Institute of Accountants' Expert Committee on Banks. As a result, assets and liabilities denominated in foreign currency and spot transactions outstanding at the balance sheet date are always converted into euros using market rates applicable at the balance sheet date. On the other hand, investment securities with no special cover are translated at the exchange rate applicable at the time of acquisition. Outstanding forward transactions are translated at the forward rate effective at the balance sheet date.

Earnings arising from the translation of items affecting the balance sheet and from the valuation of forward contracts at year-end are included in the statement of income. Due to the high rate of turnover, unrealized earnings from outstanding positions in money transfer operations are recognized in the period they arise. This does not give rise to any significant deferments of earnings. Where it holds strategic currency positions, the Bank sets up provisions for anticipated losses on pending transactions. On the other hand, anticipated gains are disregarded.

NOTES TO THE BALANCE SHEET

Breakdown by maturity of selected asset items

€ millions			2003	2002
A 3 b)	Other loans and advances to banks			
	with residual maturity of less than 3 months		26,610	20,907
		at least 3 months but less than 1 year	2,910	2,807
		at least 1 year but less than 5 years	5,639	4,296
		5 years or more	3,060	1,648
A 4)	Loans and advances to customers			
	with residual maturity of less than 3 months		10,085	13,730
		at least 3 months but less than 1 year	9,406	12,812
		at least 1 year but less than 5 years	32,886	43,757
		5 years or more	102,769	115,757
	No fixed maturity		15,258	16,472
A 5)	Debt securities and other fixed-income securities			
	Amounts due in following year		10,736	15,886

Breakdown by maturity of selected liability items

€ millions			2003	2002
L 1 b)	Amounts owed to other banks with agreed maturity dates or periods of notice			
	with residual maturity of less than 3 months		41,105	51,372
		at least 3 months but less than 1 year	12,879	18,986
		at least 1 year but less than 5 years	10,714	6,941
		5 years or more	5,991	6,234
	Amounts owed to other depositors			
L 2 ab)	Savings deposits with agreed periods of notice of at least 3 months			
	with residual maturity of less than 3 months		3	5
		at least 3 months but less than 1 year	53	67
		at least 1 year but less than 5 years	150	163
		5 years or more	—	—
L 2 b)	Registered mortgage bonds in issue,			
L 2 c)	registered public-sector bonds in issue,			
L 2 db)	other debts with agreed maturity dates or periods of notice			
	with residual maturity of less than 3 months		19,431	23,254
		at least 3 months but less than 1 year	4,453	5,590
		at least 1 year but less than 5 years	15,178	18,997
		5 years or more	16,917	16,889
	Liabilities evidenced by paper			
L 3 a)	Debt securities in issue			
	Amounts due in following year		21,672	36,603
L 3 b)	Other liabilities evidenced by paper			
	with residual maturity of less than 3 months		12	33
		at least 3 months but less than 1 year	—	—
		at least 1 year but less than 5 years	—	—
		5 years or more	—	—

Amounts receivable from and payable to affiliates and companies in which participating interests are held

€ millions	Affiliates	Affiliates	Participating interests	Participating interests
	2003	2002	2003	2002
Placements with, and loans and advances to, other banks	21,335	22,858	109	112
Loans and advances to customers	3,781	5,480	1,916	1,621
Debt securities and other fixed-income securities	557	2,590	114	145
Amounts owed to other banks	13,286	17,546	352	472
Amounts owed to other depositors	6,383	7,562	1,244	795
Liabilities evidenced by paper	5,400	5,276	272	1,866
Subordinated liabilities	1,677	1,637	—	—

Trust business

Trust business assets and liabilities break down as follows:

€ millions	2003	2002
Placements with, and loans and advances to, other banks	40	—
Loans and advances to customers	11	12
Equity securities and other variable-yield securities	—	—
Participating interests	12	17
Other assets	—	—
Trust assets	**63**	**29**
Amounts owed to other banks	11	12
Amounts owed to other depositors	12	17
Liabilities evidenced by paper	40	—
Trust liabilities	**63**	**29**

Foreign-currency assets and liabilities

Around 59.0% of the Bank's foreign-currency holdings consist of U.S. dollars, 16.9% of pounds sterling, and 10.7% of yen.

€ millions	2003	2002
Assets	45,261	69,577
Debt	47,596	75,398

The amounts shown represent the euro equivalents of all currencies. The differences in amount between assets and liabilities are generally offset by off-balance-sheet transactions.

Subordinated asset items

The following balance sheet items contain subordinated assets:

€ millions	2003	2002
Placements with, and loans and advances to, other banks	1,669	722
Loans and advances to customers	188	173
Debt securities and other fixed-income securities	1,398	963
Equity securities and other variable-yield securities	17	17
thereof: own participating certificates in market-smoothing portfolio	1	6

Marketable debt and equity securities

The listed and unlisted marketable securities included in the respective balance sheet items break down as follows:

€ millions	Total marketable securities 2003	Total marketable securities 2002	of which: listed 2003	of which: listed 2002	of which: unlisted 2003	of which: unlisted 2002
Debt securities and other fixed-income securities	44,607	56,233	41,389	51,069	3,218	5,164
Equity securities and other variable-yield securities	7,855	8,008	7,795	7,974	60	34
Participating interests	504	697	495	696	9	1
Shares in affiliated companies	6,698	8,924	6,698	2,294	—	6,630

Marketable investment securities totaling €1,097 million carried in the balance sheet under debt securities and other fixed-income securities are not booked at the lower market value at the balance sheet date because the Bank is of the opinion that the difference between the book values and market values of these securities (€70 million) is only of a temporary nature.

Treasury stock

At the start of 2003 and at December 31, 2003, neither the Bank nor any controlled companies nor companies in which a majority interest is held had shares of HVB (treasury stock) in their portfolios.

To ensure an orderly market in HVB shares and to facilitate trading as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, a total of 61,264,786 shares of treasury stock was purchased by the Bank and controlled or majority-owned companies at an average price of €14.74 per share and resold at an average price of €14.85 per share as part of normal securities trading. The resulting gains are recognized as income. The purchases shares amounted to the equivalent of €184 million, or 11.4% of capital stock.

The highest number of shares of treasury stock held during the year, including shares earmarked for employees, was 883,585, equivalent to €3 million, or 0.2% of capital stock.

Within the scope of lending operations, the Bank and its controlled or majority-owned companies had, in accordance with Section 71e (1) 2 of the German Stock Corporation Act, received a total of 4,850,285 shares as collateral as of year-end. This represents an amount of €15 million, or 0.9% of capital stock.

Property, plant and equipment

Property, plant and equipment totaling €308 million (2002: €334 million) consists exclusively of furniture and office equipment.

Other assets

€ millions	2003	2002
Collection paper, such as checks, matured debentures, interest and dividend coupons	177	251
Premiums paid on options pending	4,822	4,194
Claims to dividends	468	738
Equalization item for revaluation of tied currency positions	740	189
Shares for resale	5	205
Purchase price receivables	5	43
Capital investments with life insurers	196	240
Claims to tax reimbursements	137	549

Prepaid expenses

€ millions	2003	2002
Discounts on funds borrowed	442	394
Premiums on amounts receivable	90	30

Analysis of non-current assets

€ millions	Acquisition/ production cost	Additions during fiscal year	Disposals during fiscal year
	1	2	3
Property, plant and equipment	889	118	182
Other	25	—	—
	Acquisition cost		
Participating interests	1,969		
Shares in affiliated companies[2]	11,159		
Investment securities	8,787		

[1] Use has been made of the possibility of combining amounts allowed by Section 34 (3), Regulation Governing Disclosures in the Financial Statements of Banks and Similar Financial Institutions

[2] Including the shares in Brau und Brunnen AG intended for resale taken over from Porta GmbH in 1996

[3] Including gains/losses on foreign-currency transactions

Assets assigned or pledged as security for own liabilities

Assets totaling €35,791 million were assigned or pledged as security for the following liabilities:

€ millions	2003	2002
Amounts owed to other banks	28,933	23,758
Amounts owed to other depositors	5,606	3,978
Provisions for pension fund and similar obligations	1,252	—

Examples of own liabilities for which the Bank provides collateral are special credit facilities granted by KfW and similar institutions, which the Bank has issued as loans in compliance with their conditions.

As a seller under repurchase agreements, the Bank entered into sale and repurchase transactions with a book value of €24,388 million. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities. They comprise mainly open-market transactions with Deutsche Bundesbank and international money market transactions.

In setting up a contractual trust arrangement (CTA), the Bank transferred collateral to the asset administrator to hedge pension obligations.

Other liabilities

€ millions	2003	2002
Offsetting item for swaps and tied currency positions	503	189
Premiums received on options pending	4,647	4,266
Accrued interest on participating certificates outstanding	27	33
Liabilities from allowances paid to and losses absorbed from subsidiaries	128	186
Liabilities arising from short securities positions	1,887	918
Obligations arising from debts assumed	582	396
Liabilities arising from spin-off of the Hypo Real Estate Group	458	—

Deferred income

Discounts on amounts receivable shown at nominal value totaled €475 million.

Reclassifications during fiscal year[3]	Write-ups during fiscal year	Depreciation/ amortization accumulated	Depreciation/ amortization during fiscal year	Net book value Dec. 31, 2003	Net book value Dec. 31, 2002
4	5	6	7	8	9
(6)	—	511	98	308	334
—	—	—	—	25	25

Changes +/–[1]				Net book value Dec. 31, 2003	Net book value Dec. 31, 2002
(767)				1,202	1,706
(1,653)				9,506	12,751
(2,163)				6,624	8,815

Provisions

Other provisions include the following items:

€ millions	2003	2002
Provisions for losses on guarantees and indemnities	381	334
Anticipated losses on pending transactions	488	528
Provisions for uncertain liabilities	543	510
of which: Bonus payments on savings plans	23	23
Anniversary bonus payments	75	75
Payments for early retirement, pre-retirement part-time working, etc.	65	67
Payments to employees	159	155
Restructuring provisions	135	259
Total other provisions	**1,547**	**1,631**

Subordinated liabilities

This item includes accrued interest of €191 million. The Bank incurred interest expenses of €490 million in 2003 in this respect.

The borrower cannot be obliged to make early repayment in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary creditors have been settled. For the purposes of a bank's liable funds as defined under banking supervisory regulations, subordinated liabilities are regarded as supplementary or tier III capital.

In 2003, no item exceeded 10% of total subordinated liabilities.

Participating certificates outstanding

As part of the spin-off of DIA Vermögensverwaltungs-GmbH, in which the commercial real estate business of HVB Group was pooled, participating certificates outstanding of €102 million were transferred to Hypo Real Estate Holding AG at a ratio of 4:1.

1997 bearer participating certificates, securities identification number 802 180	Nominal value, restated, €millions
Total participating certificates subdivided into 800,000 at €511.29 (DM 1,000) each	409

According to the terms of the issue, the holders of participating certificates are entitled to annual interest payments of 6.75% of the nominal value; this entitlement enjoys priority of the entitlement of shareholders to dividend payments. The claims of holders of participating certificates will be reduced if such payments would result in a net loss for the year; the holders of the participating certificates are entitled to payment of any such reduction in subsequent years during the term of the participating certificates (cumulative entitlement). Redemption is at nominal value, subject to a participation in losses, on the day following the Annual General Meeting regarding fiscal 2007. Certificate holders participate in a net loss for the year through a proportionate decrease in the redemption amount to which they are entitled. Any such reductions are reversed out of net profits in subsequent years (up to the original nominal value). Since the Bank currently assumes that it will report profits in subsequent years giving rise to repayment at nominal value, the amount shown in the balance sheet has not been modified in 2003. Interest for fiscal 2003 will be paid on April 30, 2004. While the holders of participating certificates have creditors' rights, they are not entitled to a share of the proceeds on liquidation. For the Bank, the participating certificates are classified as shareholders' equity in the sense of Section 10 (5), German Banking Act.

Analysis of shareholders' equity shown in the balance sheet

	€ millions	€ millions
Subscribed capital		
Balance at January 1, 2003	1,609	
Balance at December 31, 2003		1,609
Additional paid-in capital		
Balance at January 1, 2003	13,273	
Withdrawal for spin-off of the Hypo Real Estate Group	(844)	
Withdrawal to offset net loss	(3,303)	
Balance at December 31, 2003		9,126
Retained earnings		
Legal reserve		
Balance at January 1, 2003	56	
Withdrawal for spin-off of the Hypo Real Estate Group	(56)	
Balance at December 31, 2003		—
Other retained earnings		
Balance at January 1, 2003	2,812	
Withdrawal for spin-off of the Hypo Real Estate Group	(2,812)	
Balance at December 31, 2003		—
Profit available for distribution	—	
Balance at January 1, 2003	—	
Balance at December 31, 2003		—
Shareholders' equity at December 31, 2003		**10,735**

Authorized capital increase

Year authorized	Available until	Original amount	Dec. 31, 2003
		€ millions	€ millions
2001	May 22, 2006	780	780

Conditional capital

Year authorized	Available until	Original amount	Dec. 31, 2003
		€ millions	€ millions
2003	May 14, 2008	375	375

Holdings of Bayerische Hypo- und Vereinsbank AG stock in excess of 5%

in %	2003	2002
Münchener Rückversicherungs-Gesellschaft AG	25.6	25.6
E.ON AG	—	6.5
AV-Z Kapitalgesellschaft mbH	5.1	5.1

Holdings pursuant to Section 285 No. 11, German Commercial Code

The complete lists of holdings is filed in the Commercial Register in Munich and can be called up on the Bank's website: www.hvbgroup.com/holdings

NOTES TO THE STATEMENT OF INCOME

The condensed statement of income is shown with the Management Report.

Services performed for third parties

The Bank performed significant services for third parties notably in portfolio and asset management, and in the brokerage of insurance, savings and loan contracts, and investment funds.

Breakdown of income by region

The following table shows a breakdown by region of

- interest receivable,
- current income from equity securities and other variable-yield securities, participating interests and shares in affiliated companies,
- income earned under profit-pooling and profit-and-loss transfer agreements,
- fees and commissions receivable,
- other operating income, and
- net profit on financial operations.

€ millions	2003	2002
Germany	12,676	15,395
Rest of Europe	1,230	1,879
Americas	525	822
Asia	355	607

Breakdown of other operating income and expenses

Other operating income and expenses includes the following, among other items:

- depreciation of other assets,
- additions to provisions other than provisions for lending and securities operations, and
- amounts for social facilities and personnel costs.

Other operating income also includes personnel costs and costs of materials passed on and income from the reversal of provisions other than provisions for lending and securities operations.

Extraordinary expenses

In conjunction with the spin-off of the Hypo Real Estate Group, the Bank undertook to assume net losses of Hypo Real Estate Bank AG up to a maximum amount of €590 million (thereof up to €460 million in 2003), provided such losses were caused by specific loan-loss provisions formed. Expenses totaling €460 million, which are shown under extraordinary expenses in the account form of the statement of income and under other income less other expenses in the condensed statement of income, accrued in 2003.

Taxes on income

The total for taxes on income relates to earnings from ordinary business. The amounts shown for taxes on income and other taxes have been adjusted by €4 million for tax expenses transferred to other Group companies.

Net loss

The large-scale revaluation measures gave rise to a net loss for the year of €3,303 million, which, compliant with Section 150 (4), German Stock Corporation Act, has been offset by a withdrawal from additional paid-in capital.

Contingent liabilities and other financial commitments

The following table shows the breakdown of contingent liabilities arising from guarantees and indemnity agreements totaling €24,279 million:

€ millions	2003	2002
Loan guarantees	5,878	6,764
Guarantees and indemnities	16,702	22,648
Documentary credits	1,699	1,969

Irrevocable lending commitments totaling €36,319 million break down as follows:

€ millions	2003	2002
Book credits	33,780	39,282
Mortgage and municipal loans	1,270	2,010
Guarantees	1,140	1,210
Bills of exchange	129	168

Other financial commitments arising from real estate and IT operations total 341 million each year. A large part of the total relates to contracts with subsidiaries. The contracts run for standard market periods and no charges have been put off to future years.

At the balance sheet date, the Bank had pledged securities worth €8,668 million as collateral for transactions with EUREX, Clearstream Banking Luxembourg, and Clearstream Banking AG Frankfurt am Main.

The Bank has declared its intent to offset, by means of income subsidies, any losses incurred by hotel operating companies in which it holds an indirect majority stake.

As part of real estate financing and development operations, the Bank assumes rental obligations or issues rental guarantees on a case-by-case basis to make fund constructions more marketable – in particular for lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Provisions have been created to cover identifiable risks arising from such guarantees. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment subsidiaries.

Commitments for uncalled payments on shares not fully paid up amounted to €463 million at year-end 2003, and similar obligations for shares in cooperatives totaled €1 million. Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of three companies for an aggregate of €16 million.

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital up to €45 million, and of €30 million with regard to CMP Fonds I GmbH at year-end 2003. In addition, under Article 5 (4) of the Articles of Incorporation, the Bank is jointly and severally liable for any defaults on such calls by members of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in two partnerships. Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of the banks in which the Bank has a majority interest. The Bank has made similar representations for its mortgage banking subsidiaries in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

Furthermore, in confirming and continuing the declaration of liability it has already provided for Hypo Real Estate Bank AG and Westfälische Hypothekenbank AG, with which the former has since merged, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of the merged company in accordance with Section 2 (2) of the by-laws of the Deposit Guarantee Fund. This declaration expires on December 31, 2005.

As part of the spin-off of the commercial real estate business to Hypo Real Estate Group, the Bank undertook to assume net losses up to a maximum amount of €590 million toward Hypo Real Estate Bank AG, provided such losses were caused by the formation of specific loan-loss provisions. The commitment exists (up to a maximum amount of €460 million) in 2003 and 2004. At the balance sheet date, a liability of €460 million had arisen from this undertaking.

Statement of responsibility

Bayerische Hypo- und Vereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of political risks.

1. Banks in Germany
DAB Bank AG, Munich[1]
Financial Markets Service Bank GmbH, Munich
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
2. Banks in other regions
Banco Inversión, S. A., Madrid
Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1]
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Singapore Limited, Singapore
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
3. Financial services institutions
HVB Finanziaria S.p.A., Milan
HVB Alternative Investment AG, Vienna
4. Financial companies
HVB Alternative Financial Products AG, Vienna
HVB Risk Management Products Inc., New York
5. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

[1] The company provides a Statement of Responsibility with the same workding for selected subsidiaries in its annual report

The Bank's commitment arising from the above Statement of Responsibility declines by the extent to which the Bank's shareholding decreases in the future with regard to such commitments of the relevant company that did not arise until after the Bank's shareholding decreased.

Bayerische Hypo- und Vereinsbank AG no longer provides a Statement of Responsibility for companies which left HVB Group during fiscal 2003 or an earlier fiscal year but for which a Statement of Responsibility had been provided in earlier annual reports. Liabilities of these companies arising after their departure from HVB Group are covered neither by the above Statement of Responsibility nor by Statements of Responsibility provided earlier.

Key capital ratios

Pursuant to Section 10 (2) of the German Banking Act, equity capital consists of liable funds and tier III capital totaling €15,547 million.

The liable funds consist of core capital (tier I) and supplementary capital (tier II) totaling €14,698 million.

Staff

The average number of staff employed was as follows:

	2003	2002
Staff (excluding trainees)	18,638	20,570
of whom:		
full-time	14,962	16,664
part-time	3,676	3,906
Trainees	1,200	1,545

The staff's length of service was as follows:

in %	Women	Men	2003	2002
	(excluding trainees)		total	total
25 years or more	14.2	22.4	17.9	18.8
15 to 25 years	20.4	22.2	21.2	20.8
10 to 15 years	28.2	18.0	23.6	20.5
5 to 10 years	21.2	18.0	19.7	19.7
less than 5 years	16.0	19.4	17.6	20.2

Emoluments

€ millions	2003	2002
Members of the Board of Managing Directors	8	8
Members of the Supervisory Board	1	1
Members of the European Advisory Board	1	1
Former members of the Board of Managing Directors and their surviving dependants	17	14

At December 31, 2003, the Bank had pension provisions for former members of the Board of Managing Directors and their surviving dependants totaling von €100 million (2002: €92 million).

Loans to executive board members

The total amount of loans and advances made and liabilities assumed at the balance sheet date was as follows:

€ millions	2003	2002
Members of the Board of Managing Directors	9	11
Members of the Supervisory Board	2	2

Executive Boards

Supervisory Board

Dr. Albrecht Schmidt
Chairman since January 7, 2003

Herbert Betz
Deputy Chairman until May 14, 2003

Peter König
Deputy Chairman since May 14, 2003

Dr. Hans-Jürgen Schinzler
since March 3, 2003
Deputy Chairman since January 1, 2004

Kurt F. Viermetz
since December 31, 2003
Deputy Chairman until December 31, 2003

Dr. Manfred Bischoff

Heidi Dennl
until May 14, 2003

Volker Doppelfeld

Ernst Eigner
until May 14, 2003

Helmut Gropper
until January 31, 2003

Klaus Grünewald

Heinz-Georg Harbauer
until May 14, 2003

Anton Hofer

Max Dietrich Kley

Friedrich Koch
since May 14, 2003

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
since January 13, 2004

Herbert Munker
since May 14, 2003

Christoph Schmidt
until May 14, 2003

Dr. Siegfried Sellitsch

Professor Wilhelm Simson

Professor Hans-Werner Sinn

Maria-Magdalena Stadler
since May 14, 2003

Ursula Titze
since May 14, 2003

Jens-Uwe Wächter
since May 14, 2003

Helmut Wunder

Board of Managing Directors

Stephan Bub
until May 31, 2003

Dr. Stefan Jentzsch

Dr. Michael Kemmer
since June 1, 2003

Michael Mendel
since February 1, 2003

Dieter Rampl

Gerhard Randa

Dr. Paul Siebertz
until March 31, 2003

Dr. Wolfgang Sprissler

LIST OF EXECUTIVES AND OUTSIDE DIRECTORSHIPS*

Supervisory Board

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Dr. Albrecht Schmidt Former spokesman of the Board of Managing Directors of Bayerische Hypo- und Vereinsbank Aktiengesellschaft Chairman, since January 7, 2003	Hypo Real Estate Bank AG, Munich (chairman)[1], until September 30, 2003 Münchener Rückversicherungs-Gesellschaft AG, Munich Siemens AG, Berlin and Munich	Familie Julius Thyssen Beteiligungsgesellschaft mbH, Mülheim/Ruhr, since December 5, 2003 Bank Austria Creditanstalt AG, Vienna (chairman)[1], until March 17, 2003
Herbert Betz Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft Deputy Chairman, until May 14, 2003		BVV Versicherungsverein des Bankgewerbes a.G. (deputy chairman) HypoVereinsbank-BKK, Munich
Peter König Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft Deputy Chairman since May 14, 2003		
Dr. Hans-Jürgen Schinzler Former Chairman of the Board of Management of Münchener Rückversicherungs-Gesellschaft AG, member of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft AG, since January 2, 2004 since March 3, 2003 Deputy Chairman since January 1, 2004	ERGO Versicherungsgruppe AG, Düsseldorf (chairman), until December 31, 2003 Deutsche Telekom AG, Bonn Metro AG, Düsseldorf Münchener Rückversicherungs-Gesellschaft AG, Munich, since January 2, 2004	Aventis S. A., Schiltigheim
Kurt F. Viermetz Former Vice Chairman of J. P. Morgan & Co. Incorporated, Deputy Chairman, until December 31, 2003	ERGO Versicherungsgruppe AG, Düsseldorf Hypo Real Estate Holding AG, Munich (chairman) Ruhrgas AG, Essen	Grosvenor Estate Holdings, London Federal Reserve Bank of New York (Member of the International Capital Advisory Committee) New York Stock Exchange (Chairman, International Capital Markets Committee)
Dr. Manfred Bischoff Chairman of the Board of EADS N.V.	DaimlerChrysler Luft- und Raumfahrt Holding AG, Munich (chairman)[1] DaimlerChrysler Aerospace AG, Ottobrunn (chairman)[1], until December 31, 2003 MTU Aero Engines GmbH, Munich (chairman)[1] FRAPORT AG, Frankfurt am Main Gerling Konzern Versicherungs-Beteiligungs-AG, Cologne J. M. Voith AG, Heidenheim	European Aeronautic Defence and Space Company EADS N.V., Amsterdam (Chairman of the Board) EADS Participations B.V., Amsterdam Lagardère Sociétés S.A., Paris Royal KPN N.V., Haaglanden
Heidi Dennl Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft until May 14, 2003		
Volker Doppelfeld Chairman of the Supervisory Board of BMW AG, former member of the Board of Management of BMW AG	BMW AG, Munich (chairman) D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich IWKA AG, Karlsruhe	Bizerba GmbH & Co. KG
Ernst Eigner Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft until May 14, 2003		

* As of January 31, 2004
[1] Group directorship

Supervisory Board

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Helmut Gropper Ministerialdirektor (retired) until January 31, 2003		Bayerische Eisenbahngesellschaft mbH, Munich, until January 31, 2003 Gesellschaft für den Staatsbediensteten-Wohnungsbau in Bayern mbH, Munich (chairman), until January 31, 2003 Siedlungswerk Nürnberg GmbH, Nuremberg (chairman), until January 31, 2003
Klaus Grünewald FB1 unit manager in the Bavarian division of Vereinte Dienstleistungsgewerkschaft e.V.	Fiducia IT AG, Karlsruhe	
Heinz-Georg Harbauer Chairman of the Board of Education of Vereinte Dienstleistungsgewerkschaft in Bayern e.V. until May 14, 2003	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich	
Anton Hofer Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Max Dietrich Kley Former Deputy Chairman of the Board of Executive Directors of BASF AG, member of the Supervisory Board of BASF AG	BASF AG, Ludwigshafen Infineon Technologies AG, Munich (chairman)	Cazenove Group Plc., London, UK Landesbank Rheinland-Pfalz, Mainz Schott Glas (Advisory Board), Mainz
Friedrich Koch Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft since May 14, 2003		
Hanns-Peter Kreuser Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		
Dr. Lothar Meyer CEO of ERGO Versicherungsgruppe AG	D.A.S. Deutscher Automobilschutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich (chairman)[1] DKV Deutsche Krankenversicherung AG, Cologne (chairman)[1] Hamburg-Mannheimer Sachversicherungs-AG, Hamburg (chairman)[1] Hamburg-Mannheimer Versicherungs-AG, Hamburg (chairman)[1] KarstadtQuelle Lebensversicherung AG, Fürth (chairman)[1] KarstadtQuelle Versicherung AG, Fürth[1] VICTORIA Krankenversicherung AG, Düsseldorf (chairman)[1] VICTORIA Lebensversicherung AG, Düsseldorf (chairman)[1] VICTORIA Versicherung AG, Düsseldorf (chairman)	

[1] Group directorship

Supervisory Board

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Herbert Munker Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft since May 14, 2003		
Dr. Diether Münich Attorney since January 13, 2004	HVB Immobilien AG, Munich Internationales Immobilien-Institut GmbH, Munich Tivoli Grundstücks-Aktiengesellschaft, Munich (chairman)	
Christoph Schmidt Employee, Vereins- und Westbank Aktiengesellschaft until May 14, 2003	Vereins- und Westbank Aktiengesellschaft, Hamburg[1]	
Dr. Siegfried Sellitsch Chairman of the Managing Board of Wiener Städtische Wechselseitige Versicherungsanstalt – Vermögensverwaltung, Vienna		Bank Winter & Co. Aktiengesellschaft, Vienna (chairman) Bene Gesellschaft mbH., Vienna Böhler-Uddeholm Aktiengesellschaft, Vienna Österreichische Unilever Gesellschaft mbH, Vienna UBM-Realitätenentwicklung AG, Vienna (chairman) Wüstenrot Wohnungswirtschaft registrierte Genossenschaft mbH, Salzburg Ringturm KAG, Vienna (chairman)[1]
Professor Wilhelm Simson Former Chairman of the Board of Management and Co-CEO of E.ON AG, member of the Supervisory Board of E.ON AG	Degussa AG, Düsseldorf E.ON AG, Düsseldorf Frankfurter Allgemeine Zeitung GmbH, Frankfurt am Main	Jungbunzlauer Holding AG, Chur
Professor Hans-Werner Sinn President of ifo Institute for Economic Research		
Maria-Magdalena Stadler Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft since May 14, 2003		
Ursula Titze Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft since May 14, 2003		
Jens-Uwe Wächter Employee, Vereins- und Westbank Aktiengesellschaft since May 14, 2003	Vereins- und Westbank Aktiengesellschaft, Hamburg (deputy chairman)[1]	
Helmut Wunder Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft		HypoVereinsbank-BKK, Munich (chairman), until December 31, 2003

[1] Group directorship

Board of Managing Directors

	Positions on statutory supervisory boards of other German companies	Positions on comparable boards of German and foreign companies
Stephan Bub until May 31, 2003		HVB Grand Central Re Ltd., Hamilton, Bermuda[1], until January 16, 2004
Dr. Stefan Jentzsch	DAB Bank AG, Munich (chairman)[1] Deutsche Börse AG, Frankfurt am Main HVB Informations-Verarbeitungs-GmbH, Munich[1] HVB Systems GmbH, Unterföhring[1] Infineon Technologies AG, Munich Vereins- und Westbank Aktiengesellschaft, Hamburg[1]	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1] Deutsches Museum, Munich HVB Alternative Financial Products AG, Vienna[1] HVB Alternative Investment AG, Vienna (chairman)[1] HVB Wealth Management Holding GmbH, Munich[1]
Dr. Michael Kemmer since June 1, 2003	HVB Immobilien AG, Munich[1] SchmidtBank GmbH & Co. KGaA, Hof	HVB Grand Central Re Ltd., Hamilton, Bermuda[1], since January 17, 2004
Michael Mendel since February 1, 2003	Aveco Holding AG, Frankfurt am Main ERWO Holding AG, Nuremberg, until December 31, 2003 German Incubator GI Ventures AG, Munich Kennametal Hertel AG, Fürth Rhön-Klinikum AG, Bad Neustadt/Saale Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich (chairman)[1]	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1] HVB Banque Luxembourg Société Anonyme, Luxembourg[1] HVB Beteiligungs-GmbH & Co. Verwaltungs KG, Munich[1] HVB Wealth Management Holding GmbH, Munich (chairman)[1] MAHAG – Münchener Automobil-Handel Haberl GmbH & Co. KG, Munich
Dieter Rampl	Bavaria Film GmbH, Munich Bayerische Börse AG, Munich (chairman) Bode Grabner Beye AG & Co. KG, Grünwald[1] Brau und Brunnen Aktiengesellschaft, Berlin and Dortmund (chairman)[1] FC Bayern München AG, Munich Koenig & Bauer AG, Würzburg Vereins- und Westbank Aktiengesellschaft, Hamburg (chairman)[1], until March 3, 2004	Bavaria Filmkunst GmbH, Munich
Gerhard Randa	HVB Immobilien AG, Munich (chairman)[1] HVB Informations-Verarbeitungs-GmbH, Munich (chairman)[1] HVB Systems GmbH, Unterföhring (chairman)[1]	Austrian Airlines Österr. Luftverkehrs AG, Vienna Bank Austria Creditanstalt Aktiengesellschaft, Vienna (chairman)[1] Bank Przemyslowo-Handlowy PBK S.A., Cracow[1] HVB Wealth Management Holding GmbH, Munich[1] Magna International Inc., Toronto Oesterreichische Kontrollbank Aktiengesellschaft, Vienna (chairman)
Dr. Paul Siebertz until March 31, 2003	Bayerische Immobilien AG, Munich	
Dr. Wolfgang Sprissler	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, Munich HVB Systems GmbH, Unterföhring[1] Thyssen-Krupp Materials AG, Düsseldorf	Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1] BVV Versicherungsverein des Bankgewerbes a. G., Berlin Delmora Bank GmbH, Frankfurt am Main (chairman) Dr. Robert Pfleger Chemische Fabrik GmbH, Bamberg HVB Banque Luxembourg Société Anonyme, Luxembourg (chairman)[1] Liquiditäts-Konsortialbank GmbH, Frankfurt am Main

[1] Group directorship

List of employees and outside directorships

	Positions on statutory supervisory boards of other companies
Dr. Wolfgang Bassermann	Dermapharm AG, Grünwald Michael Huber München (MHM) Holding GmbH, Kirchheim Rathgeber AG, Munich
Hans-Frieder Bauer	SpaceNet AG, Munich
Daniel Becker	KoCosS Messtechnik AG, Korbach
Günther Berger	Activest Investmentgesellschaft mbH, Munich[1] Gildemeister AG, Bielefeld PlanetHome AG, Munich[1]
Markus Beumer	Internationales Immobilien-Institut GmbH, Munich[1]
Dr. Andreas Bohn	HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, Munich[1]
Jürgen Cancik	HVB Immobilien AG, Munich[1] Internationales Immobilien-Institut GmbH, Munich (chairman)[1]
Carsten Eckert	Chemie Pensionsfonds AG, Munich[1] HVB Pensionsfonds AG, Munich[1]
Dr. Peter Ermann until December 31, 2003	Bankhaus BethmannMaffei OHG, Munich (chairman)[1]
Gunter Ernst	Brau und Brunnen Aktiengesellschaft, Berlin and Dortmund[1] DAB Bank AG, Munich[1] Dyckerhoff AG, Wiesbaden Gütermann AG, Gutach HVB-Offene Unternehmensbeteiligungs Aktiengesellschaft, Munich[1] Schwäbische Bank AG, Stuttgart Westfalenbank AG, Bochum
Matthias Glückert	Oechsler AG
Wolfgang Haller	Financial Markets Service Bank GmbH, Munich (chairman)[1] HVB Immobilien AG, Munich[1] HVB Informations-Verarbeitungs-GmbH, Munich[1] HVB Systems GmbH, Unterföhring[1]
Kai-Uwe Henkel	RENERCO Renewable Energy Concepts Aktiengesellschaft
Klaus Holzmann	Yorma's AG, Deggendorf
Werner Kaindl	SAW AG, Munich

[1] Group directorship

List of employees and outside directorships

	Positions on statutory supervisory boards of other companies
Günter Kaupitz	Leipziger Stadtbau AG, Leipzig
Dr. Rainer Krütten	Activest Investmentgesellschaft mbH, Munich[1] Bankhaus BethmannMaffei OHG, Munich[1] Internationales Immobilien-Institut, Munich[1]
Heinz Laber	HVB Pensionsfonds AG, Munich[1]
Andreas Mach	Odeon Film AG, Grünwald
Jens-Peter Neumann	INDEXCHANGE Investment AG, Unterföhring (chairman)[1]
Wilhelm Niehoff	TC TrustCenter AG, Hamburg
Dr. Burkhard Pauluhn	HVB Informations-Verarbeitungs-GmbH, Munich[1]
Josef Paulus	BUL Bergbausanierung und Landschaftsgestaltung Sachsen GmbH, Sabrodt
Dr. Guido Schacht	AVAG Holding AG, Augsburg
Dr. Michael Schiwietz	stb software technologie beratung AG
Dr. Stefan Schmittmann until January 9, 2003	*Schaltbau Holding AG, Munich*
Christopher Schütz	Financial Markets Service Bank GmbH, Munich[1]
Ronald Seilheimer	Chemie Pensionsfonds AG, Munich[1] HVB Pensionsfonds AG, Munich (chairman)[1] HVB Offene Unternehmensbeteiligungs-Aktiengesellschaft, Munich (chairman)[1]
Raymond Trotz	Aufbaugesellschaft Bayern GmbH, Munich[1] Internationales Immobilien-Institut GmbH, Munich[1]
Armin Voggel	Aktienbrauerei Kaufbeuren AG, Kaufbeuren (chairman)[1]
Peter Wallner	Matino AG, Berlin
Christoph Wetzel	Financial Markets Service Bank GmbH, Munich[1] HVB Informations-Verarbeitungs-GmbH, Munich[1] TC TrustCenter AG, Hamburg
Andreas Wölfer	Activest Investmentgesellschaft mbH, Munich (chairman)[1] Bankhaus BethmannMaffei OHG, Munich[1] DAB Bank AG, Munich[1] INDEXCHANGE Investment AG, Unterföhring[1] Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich[1]
Günter Zehner	Bayern Treuhand Obermeier & Kilger AG, Munich (chairman)

[1] Group directorship

Coverage

€ millions	2003	2002
A. Mortgage bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks		
Mortgage loans	5	6
2. Loans and advances to customers		
Mortgage loans	56,295	57,145
3. Property, plant and equipment (land charges on land owned)	—	—
4. Equalization claims on government authorities	—	—
5. Other assets	—	—
Other eligible cover		
1. Other lending to banks	—	420
2. Debt securities and other fixed-income securities	511	2,255
3. Equalization claims on government authorities	—	—
Subtotal	**56,811**	**59,826**
Total mortgage bonds requiring cover	55,416	58,562
Excess coverage	**1,395**	**1,264**
B. Public-sector bonds		
Standard coverage		
1. Placements with, and loans and advances to, other banks	585	683
Mortgage loans	—	—
Municipal loans	585	683
2. Loans and advances to customers	10,948	12,870
Mortgage loans	167	219
Municipal loans	10,781	12,651
3. Other standard coverage	6,997	6,710
Other eligible cover		
Other lending to banks	—	—
Subtotal	**18,530**	**20,263**
Total public-sector bonds requiring cover	15,507	18,025
Excess coverage	**3,023**	**2,238**

Mortgage loans

	Number of mortgaged properties	2003 € millions	2002 € millions
1. Classification of mortgage loans used as cover for bonds			
a) By size			
up to €50,000	151,437	4,864	5,043
€50,000 to €500,000	270,396	28,871	30,776
over €500,000	10,045	22,565	21,333
	431,878	**56,300**	**57,152**
b) By geographical location			
Baden-Wuerttemberg	40,418	4,360	4,486
Bavaria	151,243	20,613	20,814
Berlin	15,771	3,301	3,190
Brandenburg	17,359	2,247	2,219
Bremen	1,123	179	181
Hamburg	5,505	1,223	1,267
Hesse	22,312	4,190	4,266
Lower Saxony	16,758	1,821	1,849
Mecklenburg-Western Pomerania	7,300	830	812
North Rhine-Westphalia	43,843	5,568	5,900
Rhineland-Palatinate	16,681	1,760	1,814
Saarland	5,416	501	518
Saxony	39,519	4,448	4,493
Saxony-Anhalt	14,921	1,609	1,649
Schleswig-Holstein	16,754	1,685	1,612
Thuringia	16,922	1,943	2,055
	431,845	**56,278**	**57,125**
Austria	8	2	2
France/Monaco	12	9	9
Luxembourg	1	4	9
Netherlands	2	4	7
Spain	10	3	—
	33	**22**	**27**
	431,878	**56,300**	**57,152**
c) By type of mortgaged property			
Commercial property		13,673	14,433
Residential property		39,903	39,890
Undeveloped real estate		137	145
Buildings under construction (non-productive)		2,538	2,634
Agricultural property		49	50
		56,300	**57,152**
2. Repayments			
Scheduled repayments		2,681	2,664
Non-scheduled repayments		4,210	3,362
Repayments on expiry of fixed-interest period		3,939	2,385
		10,830	**8,411**

	Number of proceedings	Commercial property	of which: Residential property
3. Foreclosures and sequestrations			
a) Pending at December 31, 2003			
Foreclosure proceedings	5,525	387	5,138
Sequestration proceedings	210	33	177
Foreclosure and sequestration proceedings	3,519	443	3,076
	9,254	**863**	**8,391**
(comparable figures for 2002	9,574	789	8,785)
b) Foreclosures finalized in 2003	3,288	187	3,101
(comparable figures for 2002	1,672	82	1,590)
4. Land takeovers in settlement of loans			
Land takeovers in 2003			
to avoid losses on mortgage loans	—	—	—
(comparable figures for 2002	5	—	5)

Interest in arrears

Interest in arrears on mortgages due between October 1, 2002 and September 30, 2003 totaled €125 million, and a provision for such was created to the extent required. Arrears break down as follows:

€ millions	2003	2002
Commercial property	30	30
Residential property	95	92

The present annual financial statements were prepared on March 2, 2004.

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

THE BOARD OF MANAGING DIRECTORS

Jentzsch Kemmer Mendel Rampl Randa Sprissler

Independent Auditor's Report

We have audited the annual financial statements, together with the bookkeeping system, and the financial review and risk report of the Company Bayerische Hypo- und Vereinsbank AG, Munich, for the business year from January 1, to December 31, 2003. The maintenance of the books and records and the preparation of the annual financial statements and financial review and risk report in accordance with German commercial law and supplementary provisions in the articles of incorporation agreement are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the financial review and risk report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with principles of proper accounting and in the financial review and risk report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the financial review and risk report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and financial review and risk report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with principles of proper accounting. On the whole the financial review and risk report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Munich, March 5, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Wiedmann	Pastor
Wirtschaftsprüfer	Wirtschaftsprüfer

HVB GROUP FINANCIAL STATEMENTS FOR THE YEAR 2002

OF NET INCOME FOR
THE YEAR ENDED DECEMBER 31, 2002

	Notes	2002 € millions	2001 € millions	Change € millions	Change %
Interest and similar income	30	33,846	38,784	– 4,938	– 12.7
Interest expense and similar charges	30	27,197	31,453	– 4,256	– 13.5
Net interest income	30	6,649	7,331	– 682	– 9.3
Provisions for losses on loans and advances	31	3,797	2,074	+ 1,723	+ 83.1
Net interest income after provisions for losses on loans and advances		2,852	5,257	– 2,405	– 45.7
Fee and commission income		3,334	3,592	– 258	– 7.2
Fee and commission expense		650	715	– 65	– 9.1
Net commission income	32	2,684	2,877	– 193	– 6.7
Gains less losses arising from trading securities (trading profit)	33	787	592	+ 195	+ 32.9
General administrative expenses	34	7,076	7,716	– 640	– 8.3
Balance of other operating income and expenses	35	115	485	– 370	– 76.3
Operating profit (loss)		**(638)**	**1,495**	**– 2,133**	
Net income from investments	38	649	530	+ 119	+ 22.5
Amortization of goodwill	39	395	321	+ 74	+ 23.1
Additions to restructuring provisions	40	286	19	+ 267	
Balance of other income and expenses	41	(151)	(136)	– 15	– 11.0
Profit (loss) from ordinary activities/ net income (loss) before taxes		**(821)**	**1,549**	**– 2,370**	
Taxes on income	19, 42	37	582	– 545	– 93.6
Net income (loss)		**(858)**	**967**	**– 1,825**	
Minority interest in net income (loss)		29	(29)	+ 58	
Net income (loss) adjusted for minority interest		**(829)**	**938**	**– 1,767**	
Transfers to retained earnings		(829)	481	– 1,310	
Consolidated profit		**—**	**457**	**– 457**	**– 100.0**

The parent bank reported no profit available for distribution. Hence no dividend will be paid for fiscal 2002.

EARNINGS PER SHARE

	Notes	2002	2001
Earnings per share in € (excl. amortization of goodwill)	43	– 0.81	**2.35**
Earnings per share	43	– 1.55	**1.75**

AT DECEMBER 31, 2002

ASSETS

	Notes	2002	2001	Change	Change
		€ millions	€ millions	€ millions	%
Cash reserve	45	5,373	8,036	– 2,663	– 33.1
Assets held for trading purposes	7, 46	85,252	69,210	+ 16,042	+ 23.2
Placements with, and loans and advances to, other banks	8, 47	73,867	89,499	– 15,632	– 17.5
Loans and advances to customers	8, 48	409,938	431,060	– 21,122	– 4.9
Write-downs on loans and advances	9, 49	(13,716)	(12,471)	– 1,245	– 10.0
Investments	10, 51	101,998	114,493	– 12,495	– 10.9
Property, plant and equipment	11, 52	3,473	4,324	– 851	– 19.7
Intangible assets	13, 53	3,816	4,046	– 230	– 5.7
Other assets	54	21,156	20,354	+ 802	+ 3.9
Total assets		**691,157**	**728,551**	**– 37,394**	**– 5.1**

SHAREHOLDERS' EQUITY AND LIABILITIES

	Notes	2002	2001	Change	Change
		€ millions	€ millions	€ millions	%
Deposits from other banks	14, 58	143,361	134,624	+ 8,737	+ 6.5
Amounts owed to other depositors	14, 59	154,922	171,662	– 16,740	– 9.8
Promissory notes and other liabilities evidenced by paper	14, 60	271,561	310,709	– 39,148	– 12.6
Liabilities held for trading purposes	15, 61	51,479	29,150	+ 22,329	+ 76.6
Provisions	16, 62	10,931	9,871	+ 1,060	+ 10.7
Other liabilities	17, 63	21,549	20,888	+ 661	+ 3.2
Subordinated capital	64	22,311	23,487	– 1,176	– 5.0
Minority interest	65	813	3,050	– 2,237	– 73.3
Shareholders' equity	66	14,230	25,110	– 10,880	– 43.3
Subscribed capital		1,609	1,609	—	—
Additional paid-in capital		13,112	13,133	– 21	– 0.2
Retained earnings		2,882	4,326	– 1,444	– 33.4
Change in valuation of financial instruments		(3,373)	5,585	– 8,958	
AfS reserve		(1,319)	6,135	– 7,454	
Hedge reserve		(2,054)	(550)	– 1,504	
Consolidated profit		—	457	– 457	– 100.0
Total shareholders' equity and liabilities		**691,157**	**728,551**	**– 37,394**	**– 5.1**

€ millions	Subscribed capital	Additional paid-in capital	Retained earnings	Change in valuation of financial instruments: AfS reserve	Change in valuation of financial instruments: Hedge reserve[1]	Consolidated profit	Shareholders' equity
Shareholders' equity at January 1, 2001	**1,607**	**13,228**	**3,969**	**10,222**	**(130)**	**456**	**29,352**
Change in value of financial instruments not affecting income	—	—	—	(4,133)	(424)	—	(4,557)
Change in value of financial instruments affecting income	—	—	—	46	4	—	50
Dividend payment of parent bank	—	—	—	—	—	(456)	(456)
Change from net income (loss)	—	—	481	—	—	457	938
Capital increases for employee shares	2	—	—	—	—	—	2
Transfer of premiums from capital increases for employee shares	—	46	—	—	—	—	46
Change in holdings of, and net income from, own equity instruments	—	(141)	—	—	—	—	(141)
Changes in group of consolidated companies	—	—	(9)	—	—	—	(9)
Effects of changes in foreign exchange rates and other changes	—	—	(115)	—	—	—	(115)
Shareholders' equity at December 31, 2001	**1,609**	**13,133**	**4,326**	**6,135**	**(550)**	**457**	**25,110**
Shareholders' equity at January 1, 2002	**1,609**	**13,133**	**4,326**	**6,135**	**(550)**	**457**	**25,110**
Change in value of financial instruments not affecting income	—	—	—	(7,035)	(1,341)	—	(8,376)
Change in value of financial instruments affecting income	—	—	—	(157)	(164)	—	(321)
Dividend payment of parent bank	—	—	—	—	—	(457)	(457)
Change from net income (loss)	—	—	(829)	—	—	—	(829)
Capital increases for employee shares	—	—	—	—	—	—	—
Transfer of premiums from capital increases for employee shares	—	—	—	—	—	—	—
Change in holdings of, and net income from, own equity instruments	—	(21)	—	—	—	—	(21)
Changes in group of consolidated companies	—	—	(168)	(262)	1	—	(429)
Effects of changes in foreign exchange rates and other changes	—	—	(447)	—	—	—	(447)
Shareholders' equity at December 31, 2002	**1,609**	**13,112**	**2,882**	**(1,319)**	**(2,054)**	**—**	**14,230**

[1] cf. detailed description in the Financial Review

Changes in minority interests are shown in the notes.

	2002	2001
	€ millions	€ millions
Net income (loss)	**(858)**	**967**
Write-downs, depreciation, adjustments and write-ups on bad and doubtful debts and		
additions to provisions for losses on loans and advances	3,898	2,231
Write-downs and depreciation less write-ups on long-term assets	1,799	1,859
Change in other non-cash positions	(7,358)	(685)
Profit from the sale of investments, property, plant and equipment	(1,704)	(750)
Other adjustments		
(mainly income taxes paid and interest received less interest paid and dividends received)	(6,885)	(7,147)
Subtotal	**(11,108)**	**(3,525)**
Change in assets and liabilities from operating activities after correction for non-cash components		
Increase in assets/decrease in liabilities (–)		
Decrease in assets/increase in liabilities (+)		
Assets held for trading purposes	5,012	4,769
Placements with, and loans and advances to, other banks	14,240	(1,278)
Loans and advances to customers	16,095	(8,817)
Other assets from operating activities	808	2,078
Deposits from other banks	11,786	(5,064)
Amounts owed to other depositors	(14,027)	15,417
Promissory notes and other liabilities evidenced by paper	(39,618)	(6,213)
Other liabilities from operating activities	9,756	2,098
Income taxes paid	(503)	(239)
Interest received	34,663	39,935
Interest paid	(29,348)	(34,094)
Dividends received	305	573
Cash flows from operating activities	**(1,939)**	**5,640**
Proceeds from the sale of investments	17,542	14,449
Proceeds from the sale of property, plant and equipment	325	267
Payments for the acquisition of investments	(11,089)	(13,977)
Payments for the acquisition of property, plant and equipment	(913)	(1,407)
Effects of the change in the group of companies included in consolidation	1,023	(2,013)
Cash flows from investing activities	**6,888**	**(2,681)**
Proceeds from capital increases	—	(93)
Dividends paid	(457)	(456)
Subordinated capital, net	(990)	1,428
Other financing activities, net	(6,061)	(2,383)
Cash flows from financing activities	**(7,508)**	**(1,504)**
Cash and cash equivalents at end of previous period	8,036	6,509
+/– Net cash provided/used by operating activities	(1,939)	5,640
+/– Net cash provided/used by investing activities	6,888	(2,681)
+/– Net cash provided/used by financing activities	(7,508)	(1,504)
+/– Effects of exchange rate changes on cash and cash equivalents	(104)	72
Cash and cash equivalents at end of period	**5,373**	**8,036**

[1] cf. detailed description in the notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

EXEMPTING CONSOLIDATED FINANCIAL STATEMENTS IN ACCORDANCE WITH IFRS

As a globally active company, the Bayerische Hypo- und Vereinsbank Group (the "Bank" or "HVB Group") prepares its financial statements in accordance with the requirements of the International Accounting Standards Board (IASB).

This gives the Bank's shareholders and all other interested parties a reliable and internationally comparable basis for evaluating the Bank and its profitability. The Bank's value-oriented approach to management is similarly based on these accounting principles.

The consolidated financial statements for 2002 prepared in accordance with International Financial Reporting Standards (IFRS) are published as exempting financial statements pursuant to Section 292a, German Commercial Code (HGB). The IFRS comprise the existing International Accounting Standards (IAS) and interpretations of the Standing Interpretations Committee (SIC) together with the standards and interpretations to be published by the IASB. Using IFRS has resulted in no material changes compared with the previous consolidated financial statements prepared in accordance with IAS. The financial statements comply with the applicable EU directives and have the same informative value as consolidated financial statements prepared in accordance with the German Commercial Code.

With only a few exceptions, compliance between the IFRS and the EU accounting regulations is normally provided. These exceptions were not of material significance for the consolidated group of HVB AG ("parent bank"), which means that the consolidated financial statements comply with the accounting policies set forth in the EU directives.

In contrast to the EU directives, the International Financial Reporting Standards only require a few specific items to be included in the balance sheet and income statement. To ensure that the consolidated financial statements comply with the EU directives, the Bank has included the items requiring disclosure under the Bank Accounts Directive in the notes to the consolidated financial statements. Accordingly, the Bank has provided disclosures required by EU law in the notes to financial statements.

The statement regarding the Corporate Governance Code required by Section 161, German Stock Corporation Act, was published on the Internet for the parent bank on December 4, 2002. The Bank's listed subsidiaries – DAB Bank AG, HVB Real Estate Bank AG, Vereins- und Westbank AG, and Württembergische Hypothekenbank AG – have each posted equivalent statements on their respective websites.

Alongside the requirements of Section 315 (1,2), German Commercial Code, Management's Discussion and Analysis also meets the criteria for a Financial Review set forth in IAS 1. Also incorporated is a risk report pursuant to Section 315 (1), German Commercial Code.

In addition to the IFRS applied in the prior year, the Bank was required for the first time in fiscal 2002 to implement the following interpretations of the Standing Interpretations Committee:

- SIC 30 Reporting Currency – Translation from Measurement Currency to Presentation Currency
- SIC 32 Intangible Assets – Web Site Costs
- SIC 33 Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests

The exemption permitted under Section 292a, German Commercial Code, requires the main differences between the IFRS accounting and consolidation policies and the German accounting legislation to be mentioned.

These differences are as follows:

Prohibition to create reserves in a way that reduces income

In contrast to Section 340f and g of the German Commercial Code, IAS 30.44 does not allow reserves for general banking risks to be deducted from income.

Disclosure of financial instruments at fair value

Whereas Section 340c (1) in conjunction with Section 252 (1) 4, German Commercial Code, does not permit disclosure of unrealized gains, IAS 39.69 generally requires financial instruments to be carried at market value at the balance sheet date. In contrast to German accounting practice, this results in reserves included in these financial instruments being recognized as income or carried in a way that does not affect income.

Fair value hedge

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk and that will affect reported net income.

The general accounting principles set forth in the German Commercial Code require only the underlying hedged item to be disclosed. The compensating unrealized gains and losses attributable to the underlying hedged item and the hedging derivative receive different treatment in the way in which they are recognized in the income statement. According to the German Commercial Code, unrealized gains are not taken to the income statement. On the other hand, the method of accounting for fair value hedges set forth in IAS 39 requires the unrealized gains and losses attributable to the hedging instrument, which has to be stated with its fair value, to be taken to the income statement. The value of the underlying hedged item is adjusted by the changes in fair value, and these changes in fair value are taken to the income statement.

Cash flow hedge

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction and that will affect reported net income.

The accounting principles set forth in the German Commercial Code do not require either the hedged items or the derivatives used to hedge interest rate risk to be measured. The German Commercial Code does not contain any specific regulations regarding the disclosure of the hedging of forecasted transactions in the balance sheet. On the other hand, the method of accounting for cash flow hedges set forth in IAS 39 requires the hedged item to be recognized at fair value. The changes in the fair value are split into an effective portion relating to the hedge and an ineffective portion not relating to the hedge (see also Note 6). The effective portions are recognized directly in shareholders' equity, while the ineffective portions are reported immediately in net income if the hedging instrument is a derivative or included either in equity or net income depending on the classification of the hedge in the case of other financial instruments. Depending on its classification, the hedged item is recognized at amortized cost or, in the case of available-for-sale assets, at fair value.

Capitalization of internally-generated intangible assets

IAS 38 requires intangible assets both obtained externally and generated internally to be shown under certain circumstances. Section 246 (1) in conjunction with Section 248 (2), German Commercial Code, on the other hand, prohibits the disclosure of internally-generated intangible assets.

Prohibition to deduct from retained earnings the excess of cost over net assets acquired when consolidating investments

Under IAS 22.41 ff., it is not permitted for goodwill to be deducted from retained earnings, whereas this is permitted under Section 309 (1) 3, German Commercial Code. Goodwill is capitalized under intangible assets and amortized over its expected useful life.

Prohibition to take depreciation that does not correspond to actual loss of value

Under German accounting legislation, given the accounting principle that any particular method of treatment for tax purposes has to be reflected in the commercial accounts, as set forth in Section 5 (1), German Income Tax Act, depreciation is often taken more with tax considerations in mind, without taking the actual economic loss of value into account. Special depreciation and carrying amounts permitted under German tax regulations are not included in the consolidated financial statements prepared in accordance with IFRS, since amounts of depreciation and amortization are to be computed independently of tax considerations under IFRS.

Provisions

IFRS normally only allow provisions to be created for external obligations. Exceptions are permitted in the case of provisions created in conjunction with company acquisitions as set forth in IAS 22.31, and restructuring provisions as set forth in IAS 37.72, which are to be recorded as liabilities in certain circumstances. Section 249 of the German Commercial Code, on the other hand, lists broader requirements and options for the recognition of expense provisions.

Accruals

In contrast to the German Commercial Code, IAS 37 differentiates between provisions and accruals. In the case of accruals, the uncertainty with regard to the timing or amount of the future expenditures is generally lower than is the case with provisions.

Incorporation of future developments when calculating pension obligations

In contrast to the generally static valuation method required by German law (tax-based discount value method compliant with Section 6a, German Income Tax Act), IAS 19 requires the factors determining the pension obligations to be adjusted constantly to reflect economic and demographic changes. Among other things, this includes taking into account future salary increases and career trends, together with a current capital market rate for discounting the obligations.

Recognition of deferred tax assets and liabilities

Under Sections 274 and 306 of the German Commercial Code, tax provisions are only created for differences which will probably be equalized in later fiscal years (timing concept) between net income shown in the financial statements and net income under tax regulations.

IAS 12, on the other hand, fundamentally requires deferred tax assets and liabilities to be recognized for every difference in the balance sheet prepared in accordance with IFRS and the taxable values (temporary differences), irrespective of when they arise and whether they are likely to be equalized (temporary concept). Under IAS 12, the requirement to disclose tax assets also applies to the recognition of sufficiently likely benefits arising from tax losses carried forward.

ACCOUNTING AND VALUATION

1

UNIFORM GROUP ACCOUNTING PRINCIPLES

The separate financial statements of the domestic and foreign subsidiaries are incorporated in the Bank's consolidated financial statements in accordance with uniform principles of accounting and valuation. Figures stated in the financial statements of associated companies are retained unchanged.

2

CONSISTENCY

In accordance with the IFRS Framework for the presentation of financial statements together with IAS 1, IAS 8, and SIC 18, the Bank applies the accounting and disclosure policies consistently from one period to the next. Where the Bank effects changes in its accounting policies, any resulting adjustments are recognized in the income statement. Where accounting and valuation errors from earlier periods are corrected, the amounts involved are adjusted against retained earnings. No changes in accounting policies were made in 2002.

The initial application of the interpretations SIC 30, SIC 32, and SIC 33 had no material effect.

3

CHANGES IN ACCOUNTING POLICIES

In order to achieve clearer disclosure, the Bank has merely reclassified a small number of items:

- The balance sheet item provisions for losses on loans and advances has been renamed write-downs on loans and receivables. Provisions for losses on loans and advances are now shown on the liabilities side and no longer as a negative item on the assets side.
- Purchased and internally-generated software has been reclassified from property, plant and equipment to intangible assets.
- Registered notes in issue are disclosed under promissory notes and other liabilities evidenced by paper instead of deposits from other banks and amounts owed to other depositors.
- Additions to restructuring provisions are shown for the first time as a separate item in the income statement.

The prior year values have been adjusted accordingly to provide greater comparability.

The planned spin-off of significant portions of the Bank's real estate activities into a separate corporate group makes IAS 35, Discontinuing Operations, applicable for the first time. The relevant information has been summarized in Note 20, Discontinuing operations, and the segment reporting.

4

COMPANIES INCLUDED IN CONSOLIDATION

The group of consolidated companies encompasses 444 (2001: 570) companies. This total includes special purpose entities, which SIC 12 requires to be consolidated.

The group of companies included in consolidation has been defined taking into account materiality criteria. All fully consolidated companies prepared their annual financial statements at December 31, 2002. The group of consolidated companies does not include any companies which are not fully consolidated. 32 (2001: 38) companies are accounted for using the equity method.

The following companies, among others, are no longer included in consolidation:

- Bayerische Immobilien-Leasing GmbH, Munich, and Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG, Munich, together with 152 other companies belonging to its subgroup. The disposal realized proceeds of €1 million. Last year, the subgroup generated net income totaling €2 million.
- Westfalenbank AG, Bochum, which was sold at a loss of €7 million, including all expenses for risks assumed and similar expenses arising from the sale agreement. In 2001, the company had reported a net loss of €22 million.
- SelfTrade SA, Paris, together with 5 subsidiaries. SelfTrade was sold in December 2002 and deconsolidated at December 31, 2002. The company generated a net loss of €59 million in the year under review (2001: €41 million). The goodwill arising in connection with SelfTrade was amortized in full in the year under review. The gains on final consolidation, totaling €36 million, are shown under other operating income.
- DAB Bank (Schweiz) AG, Bäch, sold at a loss of €3 million.
- Ringturm Kapitalanlagegesellschaft m.b.H, Vienna, which was sold at a gain of €2 million.

At the same time, the following companies are no longer included in consolidation as they failed to reach the materiality threshold:
- Bank Austria Creditanstalt Handelsbank AG, Vienna,
- GUS Consulting GmbH, Vienna (formerly CA IB Investmentbank Aktiengesellschaft, Vienna),
- CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Vienna,
- CA IB Securities Investment Fund Management Rt., Budapest,
- CA IB Fund Management S.A., Warsaw,
- CA IB Investment Fund Company, Warsaw,
- CA IB Investment Management S.A., Warsaw,
- CA IB Securities a.s., Prague,
- CA IB Securities Rt., Budapest,
- CA IB Securities S.A., Warsaw,
- CA IB International Markets Limited, London.

The following companies included in consolidation were involved in corporate mergers during fiscal 2002:
- HVB Private Clients GmbH was absorbed by HVB Asset Management GmbH, which was then renamed HVB Wealth Management Holding GmbH, Munich.
- Activest Institutional Investment Gesellschaft mbH was absorbed by Activest Investmentgesellschaft mbH, Unterföhring.
- EFIT – Equity and Fixed Income Trading GmbH was absorbed by the parent bank.
- Creditanstalt Aktiengesellschaft was absorbed by Bank Austria Creditanstalt AG.
- Leo Vermögensverwaltungs AG was absorbed by Cayenne Vermögensverwaltung GmbH, which was then renamed HVB Alternative Financial Products AG.

No effects on the Bank's economic situation arose from the mergers.

The following companies, among others, have been fully consolidated for the first time in the 2002 financial statements:
- DIA Vermögensverwaltungs-GmbH, Munich
- Portia Grundstücksverwaltungsgesellschaft mbh & Co. Objekt KG, Unterföhring
- Bode Grabner Beye AG & Co. KG, Grünwald
- direktanlage.at AG, Salzburg
- Splitska Banka d.d., Split
- Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg
- HI-Vermögensverwaltungs-Gesellschaft mbH, Munich

The Bank acquired the outstanding limited partnership shares (51%) in Bode Grabner Beye AG & Co. KG as of September 30, 2002, increasing its holding from 49% to 100%. Thus the company, which was previously accounted for using the equity method, was fully consolidated for the first time. The acquisition gave rise to goodwill of €72 million, which is to be amortized over a period of 15 years.

In the second quarter of 2002, Bank Austria Creditanstalt acquired an interest of 90.1% in Splitska Bank d.d. The acquisition cost amounted to €139 million, including goodwill of €38 million. Splitska Banka is to merge with HVB Croatia d.d., Zagreb in mid-2003.

As part of the preparations for the planned consolidation of the Bank's mortgage banking subsidiaries in a separate real estate finance group, the shares in Westfälische Hypothekenbank AG, Württembergische Hypothekenbank AG and PBI Beteiligungs-GmbH held by the parent bank were sold to DIA Vermögensverwaltungs GmbH at year end. This resulted in no changes in the assets, financial situation, or earnings of the corporate group.

At year-end, Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, Schäfflerhof-Objekt-GmbH & Co. KG, Tivoli Grundstücks-Aktiengesellschaft and Hypo-Bank Verwaltungszentrum GmbH & Co.KG were contributed to Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG against the issue of ownership rights. This resulted in no changes in the assets, financial situation, or earnings of the corporate group.

The Bank's largest subgroups have been included in the consolidated financial statements with the number of companies stated below:
- Bank Austria Creditanstalt AG, Vienna: 325 (2001: 325)
- HVB Real Estate Bank Aktiengesellschaft, Munich: 16 (2001: 17)

Of the Bank's 102 (2001: 136) associated companies and joint ventures, 32 (2001: 38) were included in the consolidated financial statements using the equity method. The remaining associated companies and joint ventures do not have a significant impact on the Bank's assets, financial position, or earnings, and are therefore carried under investments.

The following companies are no longer included in the group of companies valued at equity:
- Bode Grabner Beye AG & Co. KG, Grünwald
- HI-Vermögensverwaltungs-Gesellschaft mbH, Munich
- B.I.I. Creditanstalt International Bank Ltd., George Town (Grand Cayman)
- Banco Interfinanzas S.A., Buenos Aires
- Banco Popular Hipotecario S.A., Madrid

Banco Popular Hipotecario S.A. was sold during the year under review, realizing gains of €5 million.

The Bank's interest in Brau und Brunnen AG, Berlin and Dortmund, remains unchanged at 55.6%. This holding is carried under available-for-sale investments, as 22.0% of the interest was acquired with the intention of reselling and the intention at the balance sheet date was still to resell.

As in previous years, the real estate project companies are not included in consolidation. The business activities of these companies are built around exploiting their real estate portfolios to best possible advantage. Their results are incorporated in the financial statements of the parent bank.

A total of 821 subsidiaries, associated companies and joint ventures were neither fully consolidated nor accounted for using the equity method as they do not have a material impact on the Bank's assets or financial position, or earnings.

The effects on the balance sheet of the contractual relationships between the Group companies and these non-consolidated companies are included in the consolidated financial statements. The aggregate net income for the year of these companies makes up around 2,5% of consolidated profit, while such companies provide around 1.3% of consolidated assets. The interests in these companies are carried as available-for-sale investments.

	2002	2001
Total number of subsidiaries	**1,195**	**1,309**
Consolidated companies	444	570
Non-consolidated companies	751	739
Joint ventures	**15**	**25**
of which:		
valued at equity	—	1
Associated companies	**87**	**111**
of which:		
valued at equity	32	37

The full list of holdings contains all subsidiaries, joint ventures, and associated companies – broken down by whether they are included in the consolidated financial statements or not – together with other holdings. The list forms part of the present consolidated financial statements filed with the Commercial Register in Munich, and can be viewed at www.hvbgroup.com/holdings

5

PRINCIPLES OF CONSOLIDATION

Consolidation is performed by offsetting the purchase price of a subsidiary against the value of the interest held in the recalculated shareholders' equity of the consolidated subsidiary at the time of acquisition. This amount is the difference between the assets and liabilities of the acquired company, carried at the prorated fair value. The difference between the higher acquisition cost and the recalculated shareholders' equity is recognized as goodwill under intangible assets in the balance sheet and amortized over the estimated useful life. The same principles are applied when consolidating associated companies and joint ventures using the equity method. The profit of the parent bank available for distribution is shown as consolidated profit.

Business transactions between consolidated companies are eliminated. Any intermediate profits or losses arising from intercompany transactions are also eliminated.

6

FINANCIAL INSTRUMENTS

A financial instrument is any contract that gives rise to both a financial asset of one company and a financial liability or equity instrument of another company. According to IAS 39, all financial instruments are to be recorded in the balance sheet, classified in specific categories, and measured in accordance with this classification.

- Instruments held for trading purposes are shown under assets and liabilities held for trading purposes. Any difference resulting from such being valued with their fair value is taken to the income statement.
- Loans and receivables originated by the company are financial assets that are created by the company providing money, goods, or services directly to a debtor and that are not held for trading purposes. Loans and receivables originated by the company are measured at amortized cost and capitalized under placements with, and loans and advances to, other banks, and loans and advances to customers.
- Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that the company has the positive intent and ability to hold to maturity. Held-to-maturity financial instruments are measured at amortized cost and included under investments.

- All other financial assets are classified as available-for-sale securities and receivables. They are measured at fair value. The changes in value arising from remeasurement are carried in a separate item under shareholders' equity (available-for-sale reserve) in the balance sheet until the asset is sold or an impairment as defined in IAS 39.109 has occurred. The impairment is reversed in a way that affects reported net income when there is objective evidence that the fair value of the available-for-sale financial instrument has risen. Available-for-sale holdings are not divided into categories that are valued at amortized cost. Available-for-sale financial instruments are largely included in investments, and to a lesser extent also in placements with, and loans and advances to, other banks, and loans and advances to customers.

Purchases and sales of financial instruments are recognized at the trade date. Premiums and discounts are netted directly with the financial instruments. The fair value of the financial instruments can be reliably measured. Unlisted financial instruments for which the Bank cannot measure fair values are carried at amortized cost.

Hedges between financial instruments are recognized in accordance with the two forms described in IAS 39: the fair value hedge and the cash flow hedge.

The Bank applies the method of accounting for fair value hedges for derivatives used to hedge the fair value of recognized assets and liabilities. Under this method, the hedging instrument is measured at fair value. Changes in value are recognized in the income statement. The carrying amounts of the hedged items are adjusted by the valuation results relating to the hedged risk, in a way that affects the income statement.

The Bank applies the method of accounting for cash flow hedges for derivatives used to hedge future cash flows. The Bank recognizes derivatives in accordance with cash flow hedge accounting when they are used to hedge interest rate risk as part of the Bank's asset/liability management. Under this method, the future variable interest payments for variable receivables and liabilities are, from the point of view of IAS 39, converted into fixed interest payments primarily by means of interest rate swaps. Hedging instruments are measured at fair value under this method of accounting. Changes in fair value are divided into an effective and an ineffective portion.

A hedge is regarded as highly effective if, at inception and throughout the life of the hedge, the company can expect changes in the cash flows of the hedged item to be offset almost completely by changes in the cash flows of the hedging instrument. To demonstrate effectiveness, the future variable interest cash flows arising from variable receivables and liabilities being hedged at the end of each quarter or at the balance sheet date are shown alongside the variable interest payments arising from the interest rate derivatives in detailed maturity schedules. The effectively hedged portion of the hedging instrument is recognized in a separate equity item (hedge reserve) in the balance sheet. The hedge reserve is reversed and taken to the income statement in the periods during which the cash flows of the hedged instrument affect net income for the period. Depending on the classification of the hedged financial instrument, the effective portion is recognized either in the income statement or the balance sheet.

The IAS 39-specific equity items available-for-sale reserve and hedge reserve are not included when calculating the figures for profitability ratios.

7

ASSETS HELD FOR TRADING PURPOSES

Besides securities held for trading purposes, this item includes the positive market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale securities.

Provided they are held for trading purposes, note loans, registered bonds and Treasury bills are carried as other assets held for trading purposes.

Assets held for trading purposes are carried at fair value. The carrying value of derivative financial instruments not traded on the stock exchange is calculated using internal price models based on net present value computations and option price models. Gains and losses arising from the valuation and realization of assets held for trading purposes are taken to the income statement as gains less losses arising from trading securities.

8

PLACEMENTS, LOANS AND ADVANCES

Placements with, and loans and advances to, other banks and customers are carried at amortized cost, provided they are not available-for-sale receivables or hedged items of a recognized fair value hedge. Receivables are put on a non-accrual basis when – irrespective of the legal position – an inflow of interest is no longer expected.

9

WRITE-DOWNS ON LOANS AND ADVANCES, AND PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

Anticipated future loan losses, the structure and quality of the loan portfolios, and general economic factors are taken into account when calculating provisions for losses on loans and advances.

Specific loan-loss provisions to the amount of the anticipated loss have been made to cover all identifiable risks arising from lending operations. Specific loan-loss provisions are reversed as soon as the loan default risk has ceased, or used if the receivable is classified uncollectable and written off.

The Bank makes general loan-loss provisions or sets up reserves for loans to countries involving acute transfer risk or guarantees with comparable risk. Country-specific risk provisions are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rates are updated regularly to take account of the current risk situation.

Risks related to commitments in foreign currencies have been hedged in the same currency to protect against fluctuations.

Latent lending risks are covered by general provisions measured on the basis of historic loan-loss rates taking into account the economic environment and current events. Loan losses for which no or inadequate specific provisions have been created are treated as consumption of general provisions.

10

INVESTMENTS

Investments comprise held-to-maturity financial instruments and available-for-sale financial instruments, investment property, and companies valued at equity.

Held-to-maturity financial instruments are carried at amortized cost, with premiums and discounts included on a pro rata basis. Write-downs are taken where there is a rating-related decline in value. If the reasons for the write-down no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the held-to-maturity financial instrument to a level in excess of the amortized cost.

Instruments that are effective hedges against market risk are recorded as part of fair value hedge accounting.

Compliant with IAS 40, land and buildings held long-term by the Bank as investments with a view to generating rental income and/or capital gains are carried at amortized cost. Scheduled depreciation is taken on investment property over its economic useful life of 25 – 50 years using the straight-line method. The rental income arising from these investments is recorded in net interest income alongside the funding expense. All other income and expenses arising from land and buildings not used by the Bank are included in net income from investments.

Material investments in joint ventures and associated companies are valued using the equity method, provided they are not of minor significance. Investments in non-consolidated companies and listed companies not valued at equity are carried at the fair value.

11

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is valued at acquisition or production cost less scheduled depreciation – insofar as the assets are depreciable – using the straight-line method based on the assets' useful lives. Fixtures in rented buildings are depreciated over the term of the rental contract, taking into account any extension options, if this is shorter than the normal useful life of the asset concerned.

Property, plant and equipment	Useful economic life
Buildings	25–50 years
Fixtures in buildings not owned	10–25 years
Computer equipment	3– 5 years
Other plant and office equipment	3–25 years

Non-scheduled depreciation is taken on property, plant and equipment whose value is additionally reduced. Should the reasons for the non-scheduled depreciation no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the property, plant and equipment to a level in excess of the amortized acquisition or production cost.

Subsequent expenditure relating to an item of property, plant and equipment is capitalized, provided additional future economic benefits will flow to the Bank. Expenditure on repairs or maintenance of property, plant and equipment is recognized as expense in the year in which it is incurred.

12

LEASE OPERATIONS

The Bank classifies leases on the basis of the distribution of economic risks and rewards arising from a leased asset between lessor and lessee.

HVB Group as lessor

Assets held under finance leases are recognized as a receivable at an amount equal to the net investment in the lease. Interest and similar income is recognized on the basis of a constant, periodic rate of return relating to the net investment outstanding.

Assets held under operating leases are recognized as, and valued using the same principles as, property, plant and equipment. Revenue under these arrangements is recognized on a straight line basis over the lease term.

HVB Group as lessee

Under a finance lease, the asset is recognized as property, plant and equipment, and the obligation as a liability. The asset is stated at the lower of the following two values: Either the fair value of the leased asset at the inception of the lease, or the present value of the minimum lease payments. In calculating the present value of the minimum lease payments, the interest rate implicit in the lease is applied.

The lease payments are broken down into two components: the finance charge (treated as interest expense) and the redemption payment (which reduces the amount of the outstanding liability). Lease payments relating to operating leases are recognized as rental expense. Contracts in which the Bank acts as lessee are comparatively insignificant.

13

INTANGIBLE ASSETS

The main items included in intangible assets are goodwill and software. Goodwill is amortized over the assumed useful life of 15 to 20 years. Factors to be considered when estimating the useful life primarily include the strategic orientation and the anticipated future income from the subsidiary. Compliant with IAS 36, the value of goodwill is checked regularly, with non-scheduled amortization being taken where necessary. Software is valued at amortized cost, and written down over an expected useful life of 3 to 5 years.

14

LIABILITIES

Liabilities that are not hedged items of an effective fair value hedge are reported at amortized cost, taking into account deferred premiums and discounts on a pro rata basis. Non-interest-bearing liabilities, such as zero bonds and other discounted paper, are shown at present value.

15

LIABILITIES HELD FOR TRADING PURPOSES

Liabilities held for trading purposes include traded derivatives and derivatives used to hedge foreign currency risk arising from financial instruments that are not available for sale. Warrants and certificates issued by the Bank's trading department are also stated under this item.

16

PROVISIONS

When assessing provisions for uncertain liabilities and anticipated losses on pending transactions, the Bank uses a best estimate compliant with IAS 37.36 ff. Long-term provisions are discounted.

In accordance with IAS 19, the Bank uses actuarial principles to determine the provisions for pensions and similar commitments. The amounts are calculated using the projected unit credit method, taking into account the present value of the defined benefit obligations and unrealized actuarial gains and losses. Causes of such gains and losses include irregularities in the risk profile (e.g. higher or lower rates of early retirement or mortality than anticipated in the calculation principles applied) and changes in the applicable parameters.

Actuarial gains and losses are recognized in accordance with the corridor method. Under this approach, gains and losses are not recognized as income or expense in subsequent years unless the cumulative gains or losses at the balance sheet date exceed the higher of the following two items: either 10% of the present value of the defined benefit obligation or the assets of an external retirement benefit scheme.

The discount rate is based on the long-term interest rate for first-class, fixed-yield corporate bonds at the balance sheet date. The amount of the provisions recognized in the balance sheet is calculated using the provisions recognized in the prior year plus the pension expense determined at the beginning of the fiscal year less payments for the current fiscal year affecting liquidity.

17

OTHER LIABILITIES

Compliant with IAS 37, accruals and other items are shown under other liabilities. These reflect future expenditure of uncertain timing or amount, but the uncertainty is much less than for provisions. Accruals are liabilities for goods and services provided or received that have been neither paid for nor invoiced by the supplier nor formally agreed. This also includes current liabilities to employees, such as flex-time credits and outstanding vacation. Accruals are carried at the amount likely to be used.

18

FOREIGN CURRENCY TRANSLATION

Amounts in foreign currency are translated in accordance with the principles set forth in IAS 21. This standard calls for monetary items not denominated in euros and cash transactions not completed at the reporting date to be translated into euros at the reporting date using current market rates. Non-monetary items carried at cost are translated using the rate applicable at the time of acquisition.

Income and expense items arising from foreign currency translation at the individual Group companies are stated under the appropriate items of the income statement.

Where they are not stated in euros, the balance sheet, income and expense items reported by the Bank's subsidiaries are translated using current market rates at the balance sheet date in the consolidated financial statements.

19

TAXES ON INCOME

Taxes on income are accounted for in accordance with the principles set forth in IAS 12. Apart from a few exceptions allowed for in the standard, deferred tax assets and liabilities are recognized for all temporary differences between the values stated in accordance with IFRS and the values stated for tax-reporting purposes. Deferred tax assets arising from unused losses carried forward for tax-reporting purposes are shown where permitted by IAS 12.

Since the concept is based on the presumption of future tax assets and liabilities under the liability method, the assets and liabilities are computed using the tax rates that are expected to apply when the differences are reversed.

20

DISCONTINUING OPERATIONS

In October 2002, the Bank announced its intention of consolidating its commercial real estate finance business in a separate corporate group. The preferred model for this is a spin-off, which is scheduled for completion in 2003. The future, independent corporate group known as the Hypo Real Estate Group (Hypo Group) is shown as a discontinuing operation in the present consolidated financial statements. The following companies and operations are being assigned to the new entity from the existing group of consolidated companies of HVB Group:

- HVB Real Estate Bank AG
- Westfälische Hypothekenbank AG
- WestHyp Immobilien Management GmbH & Co. KG
- Württembergische Hypothekenbank AG
- FGH-Bank N.V.
- Pfandbrief Bank International S.A.
- PBI-Beteiligungs-GmbH
- HVB Real Estate Capital Ltd., London
- DIA Vermögensverwaltungs-GmbH
- commercial real estate transactions of HVB AG's European offices
- HVB AG's cross-border operations

For the most part, the discontinuing operation was previously assigned to the Real Estate business segment. Until the final separation takes place, the Bank will report on this operation under a new segment called the Hypo Group.

The proforma presentation of the income statement, balance sheet, and cash flow statement provide information about the assets, earnings and cash flow situation of the Hypo Group. This already shows the discontinuing operation as an independent corporate group separated from HVB Group.

Effects from the outstanding final consolidation of the companies listed above are not yet included in HVB Group new. The positive and negative goodwill arising at the Hypo Group upon transfer will be measured in line with the relevant IFRS regulations in future years. Consequent effects on net income have not been assumed for 2001 or 2002. The shareholders' equity of the Hypo Group has been calculated as the balance of the restated assets and liabilities of the new corporate group, taking into account the transaction structure currently planned. Not included in this process are future measures like the provision of additional capital or the parent bank's risk coverage. In terms of the operations to be transferred by the parent bank, the proforma view is based on the assumption that they are physically transferred to the Hypo Group. In this context, however, there may also be synthetic transfers resulting from the use of credit derivatives.

PROFORMA INCOME STATEMENT FOR THE DISCONTINUING OPERATION HYPO GROUP

	2002	2001	Change	Change
	€ millions	€ millions	€ millions	%
Net interest income	736	804	- 68	- 8.5
Provisions for losses on loans and advances	505	291	+ 214	+ 73.5
Net interest income after provisions for losses on loans and advances	231	513	- 282	- 55.0
Net commission income	12	17	- 5	- 29.4
Trading profit (loss)	—	(1)	+ 1	+100.0
General administrative expenses	254	247	+ 7	+ 2.8
Balance of other operating income and expenses	14	52	- 38	- 73.1
Operating profit (loss)	**3**	**334**	**- 331**	**- 99.1**
Net income from investments	62	66	- 4	- 6.1
Amortization of goodwill	—	—	—	—
Additions to restructuring provisions	3	10	- 7	- 70.0
Balance of other income and expenses	(2)	(3)	+ 1	+ 33.3
Profit from ordinary activities/net income before taxes	**60**	**387**	**- 327**	**- 84.5**
Income taxes	40	145	- 105	- 72.4
Net income (loss)	**20**	**242**	**- 222**	**- 91.7**

SELECTED ITEMS IN THE PROFORMA BALANCE SHEET OF THE DISCONTINUING OPERATION HYPO GROUP

	2002	2001	Change	Change
	€ billions	€ billions	€ billions	%
Total volume of lending	124	127	- 3	- 2.7
including: mortgage loans	65	65	—	- 0.7
municipal loans	55	60	- 5	- 7.4
Write-downs on loans and advances	(2)	(1)	- 1	- 44.9
Investments	39	37	+ 2	+ 4.5
Deposits from other banks/amounts owed to other depositors	32	25	+ 7	+ 28.5
Promissory notes and other liabilities evidenced by paper	131	135	- 4	- 3.1
including: mortgage bonds	14	19	- 5	- 23.0
public-sector bonds	69	63	+ 6	+ 8.5
Shareholders' equity (without changes in valuation of financial instruments)	1	1	—	+ 22.0

Notes

PROFORMA CASH FLOW STATEMENT FOR THE DISCONTINUING OPERATION HYPO GROUP

€ millions	2002	2001
Cash and cash equivalents at Jan. 1	**685**	**749**
Cash flows from operating activities	296	923
Cash flows from investing activities	(654)	(456)
Cash flows from financing activities	(213)	(531)
Cash and cash equivalents at Dec. 31	**114**	**685**

21

NOTES TO SEGMENT REPORTING BY BUSINESS SEGMENT (PRIMARY SEGMENTATION)

The Bank is managed in business segments, which is why they are defined as primary segments. A detailed description of the operations and products is provided in the reports on the individual business segments in the Annual Review. The primary Real Estate Workout segment is shown alongside the business segments.

As announced in October 2002, the Bank intends to consolidate its mortgage banking subsidiaries in an independent real estate finance group (Hypo Group). Segment reporting has been prepared taking this planned spin-off into account. The discontinuing operation is shown as the "Hypo Group" segment. "HVB Group new" (HVB Group after the planned spin-off) comprises the three business segments designated for retention:

- Germany
- Austria/CEE
- Corporates & Markets plus the Real Estate Workout segment

The Wealth Management segment, which encompassed the Bank's private banking and asset management activities, was also shown in the 2002 interim reports. These activities have now been allocated to the Germany and Austria/CEE segments. The prior year figures have been adjusted accordingly.

The Bank's segment reporting is based on its segment controlling instrument, which is prepared in accordance with IFRS. The segments operate as autonomous companies with their own equity resources and responsibility for profits and losses. The business segments are delimited by responsibility for serving customers. Net interest income is broken down using the market interest calculation method. Overhead costs are allocated to the correct segment according to causation. The Group Services Business, Core IT, and Group Corporate Center divisions are treated as external service providers charging fair market prices for their services.

Goodwill is allocated to the business segments. Where the commercial activities of a company span more than one segment, the goodwill is distributed in line with the contribution to results expected at the time of acquisition.

Core capital of 6.2% in relation to the risk positions, in other words risk assets and the market risks to be covered as set forth in Principle I of the Banking Supervisory Regulations regarding Section 10 of the German Banking Act, is allocated to the individual business segments. The average tied core capital calculated in this way is used to compute the return on investment, which is disclosed under net interest income. In this context, the Bank applies a rate of interest which, according to its empirical observations, represents the average long-term rate of return of a risk-free asset on the capital market. The average tied core capital for each business segment forms the basis for computing return on equity. When calculating return on equity after taxes, the Bank uses net income excluding minority interest. Taxes on income are normally allocated to the business segments in accordance with causation.

The Other/consolidation column within HVB Group new reflects amounts that do not fall under the sphere of responsibility of the business segments as well as cross-segment consolidations. This includes consolidated service companies, and net income from non-consolidated subsidiaries not assigned to the business segments and from the strategic securities portfolio, which is the responsibility of the Board of Managing Directors. Also incorporated under this heading are the amounts resulting from decisions taken with regard to asset/liability management.

The Consolidation column outside HVB Group new reflects consolidations between HVB Group new and the Hypo Group.

INCOME STATEMENT, BROKEN DOWN BY BUSINESS SEGMENT

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/con- solidation	HVB Group new	Hypo Group	Consoli- dation	HVB Group
Net interest income									
2002	2,954	1,968	1,382	(10)	(358)	5,936	736	(23)	6,649
2001	3,066	1,999	1,868	(8)	(258)	6,667	804	(140)	7,331
Provisions for losses on loans and advances									
2002	1,853	511	919	—	9	3,292	505	—	3,797
2001	915	644	394	(140)	(30)	1,783	291	—	2,074
Net commission income									
2002	1,187	1,044	418	(2)	25	2,672	12	—	2,684
2001	1,442	994	407	—	17	2,860	17	—	2,877
Trading profit (loss)									
2002	3	91	699	—	(6)	787	—	—	787
2001	18	170	386	—	19	593	(1)	—	592
General administrative expenses									
2002	3,189	2,226	1,395	29	57	6,896	254	(74)	7,076
2001	3,507	2,565	1,372	52	(12)	7,484	247	(15)	7,716
Balance of other operating income and expenses									
2002	28	24	30	(4)	102	180	14	(79)	115
2001	401	32	4	2	(5)	434	52	(1)	485
Operating profit (loss)									
2002	(870)	390	215	(45)	(303)	(613)	3	(28)	(638)
2001	505	(14)	899	82	(185)	1,287	334	(126)	1,495
Net income on investments									
2002	(99)	44	(267)	—	909	587	62	—	649
2001	3	(24)	(40)	(139)	664	464	66	—	530
Amortization of goodwill									
2002	215	111	62	—	7	395	—	—	395
2001	139	140	29	—	13	321	—	—	321
Additions to restructuring provisions									
2002	212	2	35	—	34	283	3	—	286
2001	—	9	—	—	—	9	10	—	19

INCOME STATEMENT, BROKEN DOWN BY BUSINESS SEGMENT (continued)

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/con- solidation	HVB Group new	Hypo Group	Consoli- dation	HVB Group
Balance of other income and expenses									
2002	(11)	(2)	(3)	(115)	(18)	(149)	(2)	—	(151)
2001	(14)	(3)	(7)	(69)	(40)	(133)	(3)	—	(136)
Profit (loss) from ordinary activities/net income (loss) before taxes									
2002	(1,407)	319	(152)	(160)	547	(853)	60	(28)	(821)
2001	355	(190)	823	(126)	426	1,288	387	(126)	1,549
including:									
Bank Austria Group									
2002	—	319	(61)	—	5	263	—	—	263
2001	—	(190)	267	—	216	293	—	—	293

23

KEY RATIOS, BROKEN DOWN BY BUSINESS SEGMENT

in %	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout[1]	Other/con- solidation	HVB Group new	Hypo Group	Consoli- dation	HVB Group
Cost-income ratio (based on operating revenues)									
2002	76.4	71.2	55.2	—	—	72.0	33.3	—	69.1
2001	71.2	80.3	51.5	—	—	70.9	28.3	—	68.4
Return on equity before taxes									
2002	−21.2	9.6	−2.9	—	—	−5.4	2.1	—	−4.4
2001	5.2	−5.3	16.3	—	—	8.0	12.5	—	8.1
Return on equity after taxes, net of amortization of goodwill									
2002	−15.0	8.1	−1.6	—	—	−2.6	0.3	—	−2.3
2001	5.5	−1.5	11.6	—	—	6.9	7.3	—	6.5
Return on equity after taxes									
2002	−18.3	4.8	−2.8	—	—	−5.1	0.3	—	−4.4
2001	3.7	−3.9	10.1	—	—	5.1	6.5	—	4.9

[1] Figures for Real Estate Workout division have no informative value

24

OPERATING PERFORMANCE, BROKEN DOWN BY BUSINESS SEGMENT

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
Assets held for trading purposes									
2002	54	2,923	82,275	—	—	85,252	—	—	85,252
2001	32	1,924	67,254	—	—	69,210	—	—	69,210
Total volume of lending									
2002	176,372	79,529	107,312	4,285	(1,044)	366,814	123,505	(2,386)	487,933
2001	187,781	85,967	101,487	5,660	(2,944)	377,951	126,884	(1,740)	503,095
Deposits from other banks									
2002	1,629	6,618	130,007	—	(6,817)	131,437	21,550	(9,626)	143,361
2001	3,416	9,995	122,295	—	(12,017)	123,689	15,580	(4,645)	134,624
Amounts owed to other depositors									
2002	54,509	55,607	35,096	325	(779)	144,758	10,216	(52)	154,922
2001	58,545	58,742	45,784	168	(515)	162,724	9,150	(212)	171,662
Promissory notes and other liabilities evidenced by paper									
2002	107	6,626	137,263	—	(607)	143,389	131,103	(2,931)	271,561
2001	115	7,273	173,393	—	(1,789)	178,992	135,236	(3,519)	310,709

25

RISK PROVISION RATES, BROKEN DOWN BY BUSINESS SEGMENT

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/con-solidation	HVB Group new	Hypo Group	Consoli-dation	HVB Group
Net addition rate (%)									
2002	1.05	0.64	0.86	—	—	0.90	0.41	—	0.78
2001	0.49	0.75	0.39	−2.47	—	0.47	0.23	—	0.41
Loan-loss rate (%)									
2002	0.35	0.33	0.41	17.15	—	0.59	0.08	—	0.46
2001	0.33	0.47	0.21	18.12	—	0.60	0.07	—	0.46
Total provisions for losses on loans and advances (€ millions)									
2002	5,222	3,566	2,303	1,429	150	12,670	1,510	—	14,180
2001	4,212	3,420	1,810	2,150	221	11,813	1,039	—	12,852
Provision rate (%)									
2002	2.95	4.48	2.15	33.35	—	3.45	1.22	—	2.91
2001	2.24	3.98	1.78	37.99	—	3.13	0,82	—	2.55

26

LOANS PUT ON A NON-ACCRUAL BASIS, BROKEN DOWN BY BUSINESS SEGMENT

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/con- solidation	HVB Group new	Hypo Group	Consoli- dation	HVB Group
Loans put on a non-accrual basis (€ millions)									
2002	4,982	2,430	2,930	2,156	83	12,581	2,113	—	14,694
2001	4,676	2,424	1,302	2,964	280	11,646	1,283	—	12,929
Coverage rate for loans put on a non-accrual basis (%)									
2002	105	147	79	66	—	101	71	—	97
2001	90	141	139	73	—	101	81	—	99

27

CAPITAL, BROKEN DOWN BY BUSINESS SEGMENT

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/con- solidation	HVB Group new	Hypo Group	Consoli- dation	HVB Group
Average tied core capital (compliant with German Banking Act)									
2002	7,211	3,601	5,644	132	749	17,337	3,182	—	20,519
2001	7,413	3,870	5,502	155	598	17,538	3,356	—	20,894
Average equity capital									
2002	6,624	3,308	5,185	121	688	15,926	2,923	—	18,849
2001	6,818	3,560	5,061	143	549	16,131	3,087	—	19,218

28

EMPLOYEES, BROKEN DOWN BY BUSINESS SEGMENT AND SERVICE DIVISION

	2002	2001
Germany	22,297	23,851
Austria/CEE	28,655	30,151
Corporates & Markets	3,964	4,205
Real Estate Workout	414	413
Group Services	2,991	3,185
Core IT	2,738	2,642
Group Corporate Center	3,378	3,607
HVB Group new	64,437	68,054
Hypo Group	1,489	1,466
HVB Group	**65,926**	**69,520**

29

SEGMENT REPORTING BY REGION (SECONDARY SEGMENTATION)

The allocation of amounts to regions is based on the head office of the Group companies or offices involved.

Income statement, broken down by region

€ millions	Germany	Austria	Other Western Europe	Central and Eastern Europe	Americas	Asia	Consolidation	Group
Operating revenues								
2002	5,233	2,596	1,209	1,085	507	171	(566)	10,235
2001	5,615	2,625	1,220	1,297	730	157	(359)	11,285
Provisions for losses on loans and advances								
2002	2,763	432	234	148	244	(24)	—	3,797
2001	1,203	446	48	200	187	(10)	—	2,074
General administrative expenses								
2002	3,969	1,798	450	670	167	77	(55)	7,076
2001	4,251	1,950	472	761	218	90	(26)	7,716
Operating profit (loss)								
2002	(1,498)	367	524	267	96	118	(512)	(638)
2001	161	229	700	336	325	77	(333)	1,495
Profit (loss) from ordinary activities/net income (loss) before taxes								
2002	(1,379)	202	369	237	132	131	(513)	(821)
2001	466	324	544	249	260	39	(333)	1,549

Cost-income ratio based on operating revenues, broken down by region

in %	2002	2001
Germany	75.8	75.7
Austria	69.3	74.3
Other Western Europe	37.2	38.7
Central and Eastern Europe	61.8	58.7
Americas	32.9	29.9
Asia	45.0	57.3
Group	**69.1**	**68.4**

Employees, broken down by region

	2002	2001
Germany	32,901	34,387
Austria	13,381	14,151
Other Western Europe	1,890	2,149
Central and Eastern Europe	16,820	17,999
Africa	1	—
Americas	590	534
Asia	340	299
Australia	3	1
Group	**65,926**	**69,520**

Total volume of lending, broken down by region

€ millions	2002	2001
Germany	316,024	339,017
Austria	75,362	81,155
Other Western Europe	59,543	55,686
Central and Eastern Europe	15,652	12,703
Americas	23,791	19,918
Asia	10,765	8,629
Consolidation	(13,204)	(14,013)
Group	**487.933**	**503,095**

30

NET INTEREST INCOME

€ millions	2002	2001
Interest and similar income from		
lending and money market transactions	28,222	31,671
fixed-income securities and government-inscribed debt	4,874	6,114
equity securities and other variable-yield securities	259	273
subsidiaries	136	124
companies valued at equity	16	122
participating interests	62	94
investment property	55	66
Interest expense and similar charges for		
deposits	12,301	14,829
promissory notes and other liabilities evidenced by paper	13,500	15,337
subordinated capital	1,361	1,197
Net income from lease operations	**187**	**230**
Total	**6,649**	**7,331**

Interest margin

in %	2002	2001
Based on average risk assets (BIS)	2.07	2.20
Based on average volume of business	1.04	1.13

31

PROVISIONS FOR LOSSES ON LOANS AND ADVANCES

€ millions	2002	2001
Additions	5,235	3,943
Write-downs on loans and advances	4,975	3,803
Provisions for losses on loans and advances	260	140
Reversals	(1,337)	(1,712)
Write-downs on loans and advances	(1,188)	(1,454)
Provisions for losses on loans and advances	(149)	(258)
Payments received for written-off loans	(101)	(157)
Total	**3,797**	**2,074**

32

NET COMMISSION INCOME

€ millions	2002	2001
Securities and custodial services	1,075	1,245
Foreign trade operations/ money transfer operations	939	923
Lending operations	476	467
Other service operations	194	242
Total	**2,684**	**2,877**

33

GAINS LESS LOSSES ARISING FROM TRADING SECURITIES (TRADING PROFIT)

€ millions	2002	2001
Equity contracts	172	51
Interest rate and currency contracts	615	541
Total	**787**	**592**

This item includes interest and dividend income totaling €862 million and refinancing costs totaling €875 million resulting from the balance of assets and liabilities held for trading purposes.

34

GENERAL ADMINISTRATIVE EXPENSES

€ millions	2002	2001
Personnel expense	**3,912**	**4,168**
Wages and salaries	2,893	3,086
Social security costs	513	518
Pension and other employee benefit costs	506	564
Other administrative expenses	**2,451**	**2,818**
Depreciation and amortization	**713**	**730**
on property, plant and equipment	514	585
on software and other intangible assets, excluding goodwill	199	145
Total	**7,076**	**7,716**

In 2002, the Bank did not grant to employees any substantial stock option schemes involving shares of the parent bank or similar forms of remuneration.

35

BALANCE OF OTHER OPERATING INCOME AND EXPENSES

€ millions	2002	2001
Other operating income	487	1,036
Other operating expenses	372	551
Total	**115**	**485**

The largest items under other operating income relate to gains on the partial and full deconsolidation of subsidiaries totaling €105 million.

Income from the reversal of provisions other than loan-loss provisions amounts to €99 million. Moreover, the Bank generated rental income totaling €56 million from land and buildings not classified as investments. The sale of property, plant and equipment, placements, loans and advances, intangible assets and other assets gave rise to income totaling €38 million and expenses totaling €14 million. The expenses arising from additions to accruals and provisions other than loan-loss provisions total €76 million.

Apart from this, there are no substantial individual items included in other operating expenses.

36

OPERATING REVENUES

Breakdown of operating revenues

€ millions	2002	2001
Net interest income	6,649	7,331
Net commission income	2,684	2,877
Gains less losses arising from trading securities (trading profit)	787	592
Balance of other operating income and expenses	115	485
Total	**10,235**	**11,285**

37

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATES

The change in foreign exchanges rates compared with the previous year, notably the appreciation of the euro against the dollar and other major international currencies, depressed net interest income and net commission income, and reduced administrative expenses.

	Effect	Adjusted changes	
	in € millions	in € millions	in %
Net interest income	–160	–522	–7.1
Net commission income	–52	–141	–4.9
Gains less losses arising from trading securities (trading profit)	–16	211	35.6
General administrative expenses	–129	–511	–6.6

38

NET INCOME FROM INVESTMENTS

Net income from the sale of, and changes in valuation of, held-to-maturity and available-for-sale investments to be recognized in the income statement are shown in this item. Also stated here are gains on the sale of companies valued at equity, and expenses arising from, and gains on the realization of, investment property. The net income from held-to-maturity assets totaled €15 million (2001: net loss of €22 million) and net income from available-for-sale investments €691 million (2001: €499 million). The largest single item is the gain of €419 million on the acquisition of the minority interests and the subsequent deconsolidation of a financial company formed in 2002 which was used to hedge part of the Bank's strategic shareholdings and conduct money dealings. In addition, the gains on the disposal of shareholdings and revaluation expenses largely offset each other.

The loss on the sale of, and write-downs taken on, joint ventures and associated companies valued at equity totaled €40 million (2001: gain of €75 million). Expenses relating to investment property totaled €55 million (2001: €39 million). The Bank realized gains of €38 million (2001: €17 million) on the sale of such property.

39

AMORTIZATION OF GOODWILL

The Bank took scheduled amortization of goodwill totaling €210 million in 2002. In conjunction with the sale and deconsolidation of Self Trade, the Bank took non-scheduled amortization on the remaining goodwill of €164 million. Furthermore, the goodwill associated with DAB Bank of €21 million was amortized in full.

40

ADDITIONS TO RESTRUCTURING PROVISIONS

The Bank has created provisions compliant with IAS 37 for a package of measures aimed at reducing future expenses. This includes compensation payments, disassembly costs and the like for rented properties no longer required in future, and payments in connection with severance payments and part-time working pre-retirement. The net additions to these provisions totaling €286 million are being shown separately for the first time.

41

BALANCE OF OTHER INCOME AND EXPENSES

€ millions	2002	2001
Other income	—	—
Other expenses	**151**	**136**
of which:		
Other taxes	18	37
Absorbed losses	133	80
Balance of other income and expenses	**(151)**	**(136)**

42

TAXES ON INCOME

This item breaks down as follows:

€ millions	2002	2001
Current taxes	277	580
Deferred taxes	(240)	2
Total	**37**	**582**

Deferred tax assets and liabilities result from the creation and reversal of tax deferrals during the year under review. Deferred tax income can be primarily attributed to temporary differences arising or being reversed (deferred tax income of €286 million) and to changes in value of deferred tax assets (deferred tax expense of €44 million).

The differences between computed taxes on income and recognized taxes on income are shown in the following table.

€ millions	2002	2001
Net income (loss) before taxes	(821)	1,549
Applicable tax rate	26.4%	26.4%
Computed taxes on income	(217)	409
Tax effects		
arising from prior years and changes in tax rates	33	5
arising from foreign income	(24)	(60)
arising from non-taxable income	(438)	(237)
arising from different tax laws	(112)	(29)
arising from non-deductible expenses	182	93
arising from valuation adjustments and the non-application of deferred taxes	500	304
arising from amortization of goodwill	105	85
arising from other differences	8	12
Recognized taxes on income	**37**	**582**

The tax rate applicable in the year under review remained unchanged at 26.4%. The figure comprises the current rate of corporate income tax in Germany of 25% and the solidarity surcharge of 5.5% of corporate income tax.

The effect on tax of foreign income results from different tax rates applicable in other countries.

The item tax effects arising from different tax laws comprises primarily the non-uniform rates of current and deferred trade tax calculated in Germany, and a reduction in corporate income tax and the solidarity surcharge resulting from the allowability of trade tax. In 2002, this item also includes the dividend-related reduction and increase of corporate income tax and the solidarity surcharge.

Alongside the effects arising from the reduction of deferred tax assets compliant with IAS 12.56, the item effects on taxes arising from value adjustments and the non-application of deferred taxes contains the effects arising from the non-application of deferred tax assets due to tax losses carried forward and temporary differences in the current fiscal year. In addition, this item includes the effects of temporary differences associated with subsidiaries for which, compliant with IAS 12.39 and IAS 12.44, no deferred tax assets or liabilities may be recognized.

The deferred tax assets and liabilities are broken down as follows:

€ millions	2002	2001
Deferred tax liabilities		
Placements with, and loans and advances to, other banks and customers	153	190
Assets/liabilities held for trading purposes	581	229
Investments	746	665
Property, plant and equipment	168	190
Other assets/liabilities	2,196	1,259
Deposits from other banks/amounts owed to other depositors	103	330
Other	60	127
Deferred tax liabilities	**4,007**	**2,990**
Deferred tax assets		
Assets/liabilities held for trading purposes	845	43
Investments	328	168
Property, plant and equipment/ intangible assets	79	155
Provisions	605	590
Other assets/liabilities	4,105	2,991
Deposits from other banks/amounts owed to other depositors, incl. provisions for losses on loans and advances	262	350
Losses carried forward	477	416
Other	142	90
Deferred tax assets	**6,843**	**4,803**

The German Tax Reduction Act fundamentally altered the taxation of German corporations and their shareholders. Starting January 1, 2001, corporations are charged a definitive corporate income tax rate of 25%, irrespective of whether the earnings are distributed or not. Deferred taxes are measured for the Bank's domestic companies using a uniform rate of corporate income tax, including the solidarity surcharge, of 26.4%, and a rate of municipal trade tax dependent on the respective assessment rate. Given the allowability of municipal trade tax when calculating corporate income tax, this results in an unchanged total assessment rate for deferred taxes of 39.8% at the parent bank.

Under the German Flood Victim Solidarity Act, the corporate income tax rate for 2003 was raised 1.5% to 26.5%, with the solidarity surcharge rate remaining unchanged. Deferred tax assets and liabilities are only valued at the higher tax rate if a reversal of temporary differences can be demonstrated in 2003 and the valuation resulted in an increase in deferred tax liabilities. This did not give rise to any material effects.

The available-for-sale reserve was reduced by €136 million due to deferred taxes in the year under review. Deferred tax assets of €1,556 million were offset against the hedge reserve in 2002.

In each case, the deferred tax items offset directly against reserves are amounts before adjustment for minority interest.

Compliant with IAS 12, no deferred tax assets have been recognized for tax losses carried forward totaling €2,805 million (2001: €1,429 million) and deductible temporary differences of €635 million (2001: €271 million).

43

EARNINGS PER SHARE

	2002	2001
Net income (loss) adjusted for minority interest (€ millions)	(829)	938
Net income (loss) adjusted for minority interest and before amortization of goodwill (€ millions)	(434)	1,259
Average number of shares	536,288,701	536,088,701
Earnings per share in € (excl. amortization of goodwill)	**-0.81**	**2.35**
Earnings per share in €	**-1.55**	**1.75**

A figure for diluted earnings per share was not calculated as no conversion rights or options from conditional capital were still outstanding at the balance sheet date in either 2001 or 2002.

44

STATEMENT OF VALUE ADDED

Creation:

€ millions	2002	2001
Operating revenues	10,235	11,285
Net income from investments	649	530
Total income	10,884	11,815
Provisions for losses on loans and advances	3,797	2,074
Other administrative expenses	2,451	2,818
Depreciation and amortization on property, plant and equipment, and intangible assets	1,108	1,051
Other expenses (excl. taxes)	419	118
Value added	**3,109**	**5,754**

Use:

€ millions	2002	2001
Value added	**3,109**	**5,754**
Employees (personnel expenses)	3,912	4,168
Public authorities (taxes)	55	619
HypoVereinsbank shareholders (dividend)	—	457
Minority interest	(29)	29
Companies	(829)	481

45

CASH RESERVE

€ millions	2002	2001
Cash on hand and balances with central banks	4,780	6,787
Treasury bills and other bills eligible for refinancing with central banks	593	1,249
Treasury bills, zero-interest		
Treasury notes and similar debt instruments of public-sector entities	229	697
Bills of exchange	364	552
Total	**5,373**	**8,036**

46

ASSETS HELD FOR TRADING PURPOSES

€ millions	2002	2001
Debt securities and other fixed-income securities	33,793	36,854
Money market instruments	2,498	1,180
Bonds and notes	31,295	35,674
issued by public-sector borrowers	4,698	6,224
issued by other borrowers	20,259	22,383
own debt securities	6,338	7,067
of which:		
Marketable securities	31,997	35,540
listed	27,591	32,121
unlisted	4,406	3,419
Equity securities and other variable-yield securities	2,536	5,060
Equity securities	1,442	2,910
Investment securities	1,045	1,061
Other	49	1,089
of which:		
Marketable securities	2,480	3,992
listed	1,720	3,269
unlisted	760	723
Positive fair values from derivative financial instruments	44,411	23,447
Other assets held for trading purposes	4,512	3,849
Total	**85,252**	**69,210**

Assets held for trading purposes are carried at fair value. The difference between the cost of acquisition and fair value of listed securities totals €996 million.

Debt securities and other fixed-income securities receivable from non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	130	486
Companies in which a participating interest is held	375	126
Total	**505**	**612**

47

PLACEMENTS WITH, AND LOANS AND ADVANCES TO, OTHER BANKS

Placements with, and loans and advances to, other banks, broken down by type of business

€ millions	2002	2001
Placements, loans and advances	**43,155**	**44,602**
Municipal loans	22,432	23,395
Real estate loans	388	384
Other placements, loans and advances	20,335	20,823
Investments	**30,712**	**44,897**
Total	**73,867**	**89,499**

Placements with, and loans and advances to, other banks in Germany and other regions

€ millions	2002	2001
Banks in Germany	35,134	39,448
Banks in other regions	38,733	50,051
Total	**73,867**	**89,499**

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	2002	2001
Repayable on demand	15,045	8,535
With agreed maturities	58,822	80,964
up to 3 months	24,538	37,559
from 3 months to 1 year	8,430	13,207
from 1 year to 5 years	12,520	14,640
from 5 years and over	13,334	15,558
Total	**73,867**	**89,499**

Placements with, and loans and advances to, non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	605	684
Companies in which a participating interest is held	2,574	3,730
Total	**3,179**	**4,414**

48

LOANS AND ADVANCES TO CUSTOMERS

Loans and advances to customers, broken down by type of business

€ millions	2002	2001
Loans and advances	**406,210**	**420,940**
Municipal loans	59,252	64,477
Real estate loans	199,799	192,527
Other placements, loans and advances	147,159	163,936
Investments	**3,728**	**10,120**
Total	**409,938**	**431,060**

Loans and advances to customers in Germany and other regions

€ millions	2002	2001
Customers in Germany	264,257	282,389
Customers in other regions	145,681	148,671
Total	**409,938**	**431,060**

Loans and advances to customers, broken down by maturity

€ millions	2002	2001
Repayable on demand	29,027	26,695
With agreed maturities	380,911	404,365
up to 3 months	41,160	51,716
from 3 months to 1 year	30,119	32,548
from 1 year to 5 years	93,015	92,746
from 5 years and over	216,617	227,355
Total	**409,938**	**431,060**

Loans and advances to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	3,115	3,594
Companies in which a participating interest is held	3,979	3,444
Total	**7,094**	**7,038**

Amounts receivable from lease operations (finance lease)

€ millions	2002	2001
Gross investment value (by remaining maturity)		
up to 3 months	254	212
from 3 months to 1 year	483	621
from 1 year to 5 years	1,588	1,923
from 5 years and over	2,129	1,907
Total gross investment value	**4,454**	**4,663**
of which:		
Unguaranteed residual values	923	1,092
Unearned finance income (by remaining maturity)		
up to 3 months	(4)	(15)
from 3 months to 1 year	(23)	(51)
from 1 year to 5 years	(176)	(408)
from 5 years and over	(538)	(254)
Total unearned finance income	**(741)**	**(728)**
Net investment (by remaining maturity)		
up to 3 months	250	197
from 3 months to 1 year	460	570
from 1 year to 5 years	1,412	1,515
from 5 years and over	1,591	1,653
Total net investment	**3,713**	**3,935**

For the lessor, the gross investment in the lease is the aggregate of the minimum lease payments under a finance lease any unguaranteed residual value accruing to the lessor. The minimum lease payments are the payments over the lease term that the lessee has to make together with any residual values guaranteed.

The unguaranteed residual value is that portion of the residual value of the leased asset which is not guaranteed to be realized by the lessor. The residual value of the leased asset is estimated at the inception of the lease.

Unearned finance income is the difference between the lessor's gross investment in the lease and its present value (net investment).

49

WRITE-DOWNS ON LOANS AND ADVANCES

Analysis of write-downs on loans and advances

€ millions	Counterparty risk		Country risk		Latent risk		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
Balance at January 1	**11,647**	**11,269**	**271**	**183**	**553**	**697**	**12,471**	**12,149**
Changes affecting income								
+ Gross additions	4,747	3,520	48	148	180	135	4,975	3,803
– Write-backs	874	1,260	189	57	125	137	1,188	1,454
Changes not affecting income								
+/– Changes due to make-up of group of consolidated companies	(129)	(74)	(2)	—	(5)	—	(136)	(74)
– Use of existing provisions for losses on loans and advances	2,209	2,331	—	3	143	150	2,352	2,484
+/– Effects of currency translation and other changes not affecting income	(47)	523	(41)	—	34	8	(54)	531
Balance at December 31	**13,135**	**11,647**	**87**	**271**	**494**	**553**	**13,716**	**12,471**

Breakdown of write-downs on loans and advances

€ millions	2002	2001
Placements with, and loans and advances to, other banks	278	273
Loans and advances to customers	12,944	11,645
General write-downs	494	553
Total	**13,716**	**12,471**

50

ANALYSIS OF LOAN DEFAULT RISK

Lending volume

€ millions	2002	2001
Placements with, and loans and advances to, other banks	43,155	44,602
Loans and advances to customers	406,210	420,940
Contingent liabilities	38,568	37,553
Total	**487,933**	**503,095**

Loans put on a non-accrual basis

The lending volume includes loans totaling €14.7 billion (2001: €12.9 billion) put on a non-accrual basis. The proportion of loans put on a non-accrual basis to the total lending volume rose to 3.01% (2001: 2.57%). Consequently, total provisions for losses on loans and advances amount to 97% (2001: 99%) of loans put on a non-accrual basis. This resulted in a loss of interest totaling €729 million this year (2001: €696 million).

Ratio of provisions to total lendings

€ millions	2002	2001
Total provisions for losses on loans and advances	14,180	12,852
Write-downs on loans and advances	13,716	12,471
Provisions for losses on loans and advances	464	381
Lending volume	487,933	503,095
Provision rate[1] (%)	**2.91**	**2.55**

[1] total provisions divided by lending volume

Net addition rate

€ millions	2002	2001
Provisions for losses on loans and advances	3,797	2,074
Lending volume	487,933	503,095
Net addition rate[1] (%)	**0.78**	**0.41**

[1] provisions for losses on loans and advances divided by lending volume

Loan-loss rate

€ millions	2002	2001
Use of existing write-downs	2,352	2,484
+ Use of provisions for losses on loans and advances	5	8
– Payments received for written-off loans	101	157
Loan losses	2,256	2,335
Lending volume	487,933	503,095
Loan-loss rate[1] (%)	**0.46**	**0.46**

[1] loan losses divided by lending volume

51

INVESTMENTS

Analysis of investments

€ millions	2002	2001
Held-to-maturity investments		
Debt securities and other fixed-income securities	31,151	37,995
Available-for-sale investments	69,749	74,439
Non-consolidated subsidiaries	2,330	1,988
Participating interests	3.850	2,340
Debt securities and other fixed-income securities	54,345	50,907
Equity securities and other variable-yield securities	9,224	19,204
of which: long-term securities	6,352	12,814
Companies valued at equity	537	1,245
Investment property	561	814
Total	**101,998**	**114,493**

Breakdown of carrying amounts at December 31, 2002

€ millions	Non-consolidated subsidiaries	Companies valued at equity	Participating interests	Debt securities and other fixed-income securities	Equity securities and other variable-yield securities	Total
Marketable securities	228	66	2,590	82,365	7,511	92,760
listed securities	110	66	1,055	77,245	4,669	83,145
unlisted securities	118	—	1,535	5,120	2,842	9,615

There were no restrictions on disposal or collection of income from investments.

€18,613 million of the debt securities and other fixed-income securities mature in 2003.

Statement of changes in held-to-maturity and long-term investments, and investment property

€ millions	Held-to-maturity investments	Non-consolidated subsidiaries	Participating interests	Long-term investments in equity securities and other variable-yield securities	Companies valued at equity	Investment property	Total
Acquisition cost							
Balance at Jan. 1, 2002	38,136	2,570	2,301	7,618	1,230	1,043	52,898
Changes in consolidated group	(61)	270	18	2	(87)	—	142
Changes arising from foreign currency translation	(941)	(91)	—	—	—	(7)	(1,039)
Additions	3,862	1,040	2,572	3,583	59	47	11,163
Reclassifications	109	415	76	(1,093)	(407)	(29)	(929)
Disposals	9,922	1,044	484	1,895	10	245	13,600
Balance at Dec. 31, 2002	31,183	3,160	4,483	8,215	785	809	48,635
Changes in valuation not affecting income							
Balance at Jan. 1, 2002	(60)	(117)	367	5,302	—	—	5,492
Changes in consolidated group	(14)	9	59	—	—	—	54
Changes arising from foreign currency translation	—	—	—	—	—	—	—
Changes in value not affecting income	—	122	(36)	(7,662)	—	—	(7,576)
Reclassifications	—	—	—	234	—	—	234
Disposals	(74)	—	386	(418)	—	—	(106)
Balance at Dec. 31, 2002	—	14	4	(1,708)	—	—	(1,690)
Cumulative change arising from accounting using the equity method	—	—	—	—	(188)	—	(188)
Write-downs and write-ups							
Balance at Jan. 1, 2002	81	465	328	106	34	229	1,243
Changes in consolidated group	—	(1)	20	—	(34)	—	(15)
Changes arising from foreign currency translation	(53)	(3)	(1)	(1)	—	—	(58)
Write-downs	17	291	277	16	60	32	693
Reversal of premiums and discounts	30	—	—	—	—	—	30
Write-ups	2	36	1	—	—	—	39
Reclassifications	—	142	43	39	—	9	233
Disposals	41	14	29	5	—	22	111
Balance at Dec. 31, 2002	32	844	637	155	60	248	1,976
Carrying amounts							
Balance at Dec. 31, 2002	31,151	2,330	3,850	6,352	537	561	44,781
Balance at Dec. 31, 2001	37,995	1,988	2,340	12,814	1,245	814	57,196

The disposals of held-to-maturity investments relate to redemptions at maturity.

The following table shows the breakdown of debt securities and other fixed-income securities, and equity securities and other variable-yield securities:

€ millions	2002	2001
Debt securities and other		
fixed-income securities	85,496	88,902
Money market instruments	2,122	3,745
Bonds and notes	83,374	85,157
issued by public-sector		
borrowers	35,061	34,874
issued by other borrowers	41,834	45,167
own debt securities	6,479	5,116
Equity securities and other variable-		
yield securities	9,224	19,204
of which:		
Equities	5,543	14,226
Investment certificates	2,045	3,326

Debt securities and other fixed-income securities payable to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	107	498
Companies in which a participating		
interest is held	389	240
Total	**496**	**738**

Fair value of investments

The fair value of investment property totaled €722 million (2001: €958 million) at the balance sheet date. The fair value of the major investments in listed non-banks totals €5.0 billion. When compared with the carrying amounts, the resulting downside price potential totals €1.7 billion (2001: upside price potential of €5.2 billion).

The Bank does not have any entrepreneurial objectives with regard to the interests listed below and does not exercise any influence over financial or operational decisions.

Major investments in listed non-banks

	2002 Interest in %[5]	2002 Market value € millions	2001 Interest in %	2001 Market value € millions
Agrob AG	52.7	14	52.7	24
Aktienbrauerei Kaufbeuren AG	65.7	7	75.7	7
Allianz AG	4.6	1,113	6.2	4,299
Brau und Brunnen AG[1]	55.6	119	55.6	45
ERGO Versicherungsgruppe Aktiengesellschaft	<5.0	453	—	—
Gabriel Sedlmayr Spaten-Franziskaner-Bräu				
Kommanditgesellschaft auf Aktien[2]	—	—	19.0	108
Immotrust Anlagen AG	25.0	16	25.0	16
Lambacher HITIAG Leinen AG[3]	—	—	51.0	4
Münchener Rückversicherungs-Gesellschaft AG	13.2	2,680	13.3	7,075
Rhön-Klinikum AG[4]	18.5	154	—	—
Unternehmens Invest AG	13.0	6	14.2	6
Wienerberger AG	31.9	353	31.9	320
Wiener Städtische Allgemeine Versicherung AG[2]	—	—	8.0	111
Wüstenrot & Württembergische AG	7.5	75	7.6	100
Total	—	**4,990**	—	**12,115**

[1] of the 55.6% holding in 2002, 33.6% is classified as long-term and the remaining 22.0% as current investments

[2] sold in 2002

[3] delisted at year-end 2001

[4] bought in 2002

[5] aggregate total

PROPERTY, PLANT AND EQUIPMENT

€ millions	Land and buildings, and buildings under construction	Plant and operating equipment	Leased assets from operating leases	Construction in progress	Total
Acquisition/production cost					
Balance at Jan. 1, 2002	3,347	3,879	686	—	7,912
Changes in consolidated group	(10)	(58)	(600)	4	(664)
Changes arising from foreign currency translation	(32)	(47)	(2)	—	(81)
Additions	55	204	16	78	353
Reclassifications	(38)	(69)	—	83	(24)
Disposals	15	470	81	45	611
Balance at Dec. 31, 2002	3,307	3,439	19	120	6,885
Depreciation and write-ups					
Balance at Jan. 1, 2002	957	2,492	139	—	3,588
Changes in consolidated group	(8)	(48)	(102)	—	(158)
Changes arising from foreign currency translation	(5)	(22)	—	—	(26)
Scheduled depreciation	80	411	2	—	492
Non-scheduled depreciation	13	10	—	—	23
Write-ups	—	—	—	—	—
Reclassifications	—	(35)	—	—	(35)
Disposals	8	429	35	—	472
Balance at Dec. 31, 2002	1,029	2,379	4	—	3,412
Carrying amounts					
Balance at Dec. 31, 2002	2,278	1,060	15	120	3,473
Balance at Dec. 31, 2001	2,390	1,387	547	—	4,324

Property, plant and equipment includes payments of €120 million made in advance for construction in progress. This item also includes obligations of €92 million for the acquisition of items of property, plant and equipment.

53

INTANGIBLE ASSETS

Analysis of intangible assets

€ millions	Goodwill of which: from subsidiaries	Goodwill of which: companies valued at equity	Software of which: acquired	Software of which: internally-generated	Other intangible assets	Prepayments effected on intangible assets
Acquisition/production cost						
Balance at Jan. 1, 2002	3,935	53	783	260	211	4
Changes in consolidated group	(190)	9	(8)	—	(3)	—
Changes arising from foreign currency translation	(22)	—	(4)	—	(6)	—
Additions	—	—	120	146	9	128
Reclassifications	65	(65)	(21)	37	—	56
Disposals	—	—	84	51	89	6
Balance at Dec. 31, 2002	3,788	(3)	786	392	122	182
Amortization and write-ups						
Balance at Jan. 1, 2002	672	3	425	42	58	—
Changes in consolidated group	(255)	—	(6)	—	(2)	—
Changes arising from foreign currency translation	13	—	(2)	—	(2)	—
Scheduled amortization	207	3	123	55	18	—
Non-scheduled amortization	185	—	3	—	—	—
Write-ups	—	—	—	—	—	—
Reclassifications	7	(7)	(12)	24	(1)	—
Disposals	—	—	81	17	2	—
Balance at Dec. 31, 2002	829	(1)	450	104	69	—
Carrying amounts						
Balance at Dec. 31, 2002	2,959	(2)	336	288	53	182
Balance at Dec. 31, 2001	3,263	50	358	218	153	4

Amortization of goodwill is shown in a separate item in the income statement. Amortization of software and other intangible assets is stated under depreciation and amortization on intangible assets, under general administrative expenses.

54

OTHER ASSETS

in millions of €	2002	2001
Tax assets	7,656	5,354
Current tax assets	813	551
Deferred tax assets	6,843	4,803
Positive fair values arising from derivative financial instruments	9,542	10,170
Miscellaneous other assets	3,318	3,829
Prepaid expenses	640	1,001
Total	**21,156**	**20,354**

Positive fair values arising from derivative financial instruments
This item mostly reflects derivatives used to hedge market interest rate risk; their fair values total €9.5 billion (2001: €8.8 billion).

Miscellaneous other assets
This item includes checks and notes due.

55

SUBORDINATED ASSETS

The following asset items include subordinated assets:

€ millions	2002	2001
Placements with, and loans and advances to, other banks	**1,827**	**2,108**
of which:		
to non-consolidated subsidiaries	11	6
to companies in which a participating interest is held	3	2
Loans and advances to customers	**1,205**	**815**
of which:		
to non-consolidated subsidiaries	183	94
to companies in which a participating interest is held	182	32
Assets held for trading purposes	**834**	**642**
Investments	**637**	**1,301**
Total	**4,503**	**4,866**

56

REPURCHASE AGREEMENTS

As a seller under repurchase agreements, the Bank entered into sales and repurchase transactions for securities with a carrying amount of €31.3 billion. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities. They comprise mainly repo transactions on international money markets and open-market transactions with Deutsche Bundesbank.

57

SECURITIZATION

Securitization involves passing on to the capital market, either in part or in full, loan default risks associated with selected loan portfolios defined precisely in advance. The prime motivation for the Bank's securitization programs is the desire to reduce the risk in the Bank's loan portfolio. The transfer of risk and the ensuing reduction in capital requirements is achieved by collateralization in the form of guarantees or credit derivatives (credit default swaps, credit-linked notes, and so on) in the case of synthetic securitization, and by selling balance sheet assets in the case of traditional securitization.

HVB Group has to date set up solely synthetic securitization programs with periods of between 3 and 55 years. In 2002, the Bank considerably expanded its securitization activities by setting up nine securitization programs. The corresponding lending volume outplaced totaled €20.5 billion, serving to deduct €12.5 billion from risk-weighted assets in accordance with BIS rules.

At December 31, 2002, the lending volume in the Bank's full set of ongoing securitization programs totaled €33.2 billion (2001: €16.2 billion), serving to deduct €22.2 billion (2001: €12.7 billion) from risk-weighted assets in accordance with BIS rules.

As a rule, the securitization programs call for a small slice of the risk to be retained in the form of a first loss piece or an interest subparticipation.

In the programs listed below, the first loss pieces total €141 million and the interest subparticipations €269 million.

Issuer	Transaction name	Transaction period	Type of asset securitized	Lending volume	Reduction in risk-weighted assets, as per BIS rules
		years		€ millions	€ millions
Bayerische Hypo- und Vereinsbank AG	Amadeus	40	Securities portfolio	889	270
Bayerische Hypo- und Vereinsbank AG	Mozart	35	Securities portfolio	625	313
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	8	Corporate loans	835	829
HVB Banque Luxembourg S.A.	GELDILUX 99-2	4	Euroloans	750	663
Westfälische Hypothekenbank AG	European Dream 2000	5	European MBS	658	521
Württembergische Hypothekenbank AG	WürttHyp 2000-1	41	Private mortgage loans	445	188
Total for 1998–2000				**4,202**	**2,784**
Bayerische Hypo- und Vereinsbank AG	Hudson Realty American Protection	13	Commercial mortgage loans	1,881	1,881
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	36	Private mortgage loans	851	770
HVB Banque Luxembourg S.A.	GELDILUX 2001-1	3	Euroloans	1,500	1,323
HVB Real Estate Bank AG	HVB Real Estate 2001-1	55	Private mortgage loans	1,147	494
HVB Real Estate Bank AG	NürnbergHyp 2001-1	48	Private mortgage loans	355	279
Westfälische Hypothekenbank AG	Dutch Dream 2001-1	7	Commercial mortgage loans	848	700
Westfälische Hypothekenbank AG	European Dream 2001-1	5	European MBS	968	773
Württembergische Hypothekenbank AG	WürttHyp 2000-1	11	Commercial mortgage loans	908	694
Total for 2001				**8,458**	**6,914**
Bank Austria Creditanstalt AG	PROMISE Austria-2002	8	Corporate loans	1,008	874
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	52	Private mortgage loans	4,835	1,874
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	52	Private mortgage loans	4,839	1,832
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	8	Corporate loans	1,169	1,148
HVB Banque Luxembourg S.A.	GELDILUX 2002-1	3	Euroloans	3,000	2,714
HVB Real Estate Bank AG	PROVIDE Comfort 2002-1	54	Private mortgage loans	2,861	1,523
Westfälische Hypothekenbank AG	DUKE 2002	6	Commercial mortgage loans	832	788
Westfälische Hypothekenbank AG	GECO 2002	7	Commercial mortgage loans	1,021	885
Württembergische Hypothekenbank AG	WürttHyp EU-1	26	Commercial mortgage loans	982	838
Total for 2002				**20,547**	**12,476**
Total				**33,207**	**22,174**

58

DEPOSITS FROM OTHER BANKS

Deposits from other banks in Germany and other regions

€ millions	2002	2001
Banks in Germany	29,919	40,607
Banks in other regions	113,442	94,017
Total	**143,361**	**134,624**

Deposits from other banks, broken down by maturity

€ millions	2002	2001
Repayable on demand	13,280	11,036
With agreed maturities	130,081	123,588
up to 3 months	81,879	81,556
from 3 months to 1 year	22,493	14,959
from 1 year to 5 years	9,744	8,495
from 5 years and over	15,965	18,578
Total	**143,361**	**134,624**

Amounts owed to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	597	593
Companies in which a participating interest is held	11,135	11,629
Total	**11,732**	**12,222**

59

AMOUNTS OWED TO OTHER DEPOSITORS

Amounts owed to other depositors in Germany and other regions

€ millions	2002	2001
Customers in Germany	75,002	81,911
Customers in other regions	79,920	89,751
Total	**154,922**	**171,662**

Amounts owed to other depositors, broken down by maturity – Savings deposits and home-loan savings deposits

€ millions	2002	2001
With agreed maturities		
up to 3 months	14,065	13,824
from 3 months to 1 year	3,536	3,293
from 1 year to 5 years	5,873	6,324
from 5 years and over	7,026	5,818
Total	**30,500**	**29,259**

Other liabilities

€ millions	2002	2001
Repayable on demand	49,548	54,001
With agreed maturities	74,874	88,402
up to 3 months	42,746	59,302
from 3 months to 1 year	8,987	6,267
from 1 year to 5 years	12,274	12,554
from 5 years and over	10,867	10,279
Total	**124,422**	**142,403**

Amounts owed to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	1,218	822
Companies in which a participating interest is held	1,047	624
Total	**2,265**	**1,446**

60

PROMISSORY NOTES AND OTHER LIABILITIES EVIDENCED BY PAPER

Promissory notes and other liabilities evidenced by paper, broken down by type of business

€ millions	2002	2001
Debt securities in issue	213,728	248,584
Mortgage bonds	56,330	50,878
Public-sector bonds	79,009	85,150
Other debt securities	76,187	109,927
Money market instruments	2,202	2,629
Registered notes in issue	52,466	54,288
Mortgage bonds	34,716	36,440
Public-sector bonds	17,645	17,848
Other debt securities	105	—
Other promissory notes and liabilities evidenced by paper	5,367	7,837
Total	**271,561**	**310,709**

Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	2002	2001
With agreed maturities		
up to 3 months	33,351	59,217
from 3 months to 1 year	45,089	47,031
from 1 year to 5 years	130,274	137,066
from 5 years and over	62,847	67,395
Total	**271,561**	**310,709**

Promissory notes and other liabilities evidenced by paper payable to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	1,776	—
Companies in which a participating interest is held	111	143
Total	**1,887**	**143**

61

LIABILITIES HELD FOR TRADING PURPOSES

The negative fair values arising from derivative financial instruments are carried as liabilities held for trading purposes. This item also includes warrants and certificates issued by the Bank's trading department.

62

PROVISIONS

€ millions	2002	2001
Provisions for pensions and similar obligations	4,664	4,591
Tax obligations	4,736	4,001
Current tax liabilities	729	1,011
Deferred tax liabilities	4,007	2,990
Restructuring provisions	323	94
compliant with IAS 22.31	25	72
compliant with IAS 37	298	22
Provisions for losses on loans and advances	464	381
Other provisions	744	804
including:		
long-term liabilities to employees	206	208
Total	**10,931**	**9,871**

Provisions for pensions

The provisions for pensions and similar obligations include the direct commitments to Bank employees under company pension plans.

The direct commitments are based in part on final salaries and in part on building-block schemes involving dynamic adjustment of vested rights. In addition, Group companies make contributions for commitments made by independent pension organizations. The pension obligations funded through pension funds or retirement benefit corporations with matching cover are recognized as defined contribution plans or treated materially as defined contribution obligations in compliance with IAS 19.58 and IAS 19.104. The cost of such plans totaled €98 million (2001: €111 million).

For the purpose of calculating the amounts of these commitments, the discount rate was reduced slightly compared with last year, while the other parameters were left unchanged:

in %	2002	2001
Discount rate	5.5	5.75
Rate of increase in pension obligations	1.5	1.5
Rate of increase in future compensation and vested rights	2.5	2.5
Rate of increase over career	0–1.5	0–1.5

The present value of the Bank's defined benefit obligations totaled €4,782 million (2001: €4,636 million).

Unrealized actuarial losses amounted to €118 million (2001: losses of €42 million). The 10% corridor was not exceeded.

Movements in provisions for pension plans shown in the balance sheet are as follows:

€ millions	2002
Balance at Jan. 1, 2002	**4,591**
+ Pension expense	370
– Payments affecting liquidity	286
+/– Changes in consolidated group	–9
+/– Changes arising from foreign currency translation	–2
Balance at Dec. 31, 2002	**4,664**

Pension expense comprises the current service cost of €114 million (2001: €107 million) and interest cost of €256 million (2001: €339 million).

Restructuring and other provisions

€ millions	Restructuring provisions relating to the integration of Bank Austria	Restructuring provisions compliant with IAS 37	Provisions for losses on loans and advances	Other provisions
Balance at Jan. 1, 2002	**72**	**22**	**381**	**804**
Changes in consolidated group	—	—	3	(62)
Changes arising from foreign currency translation	—	—	(14)	(1)
Transfers to provisions	—	288	260	194
Reclassifications	—	2	149	42
Amounts used	—	—	(12)	1
Reversals	47	10	5	150
Balance at Dec. 31, 2002	**25**	**298**	**464**	**744**

In order to compensate for falling revenues in the Germany segment in particular, the Bank has adopted a wide-ranging package of measures aimed at cutting expenditures. This envisages branch closures and facility optimization together with capacity adjustments, implemented by pooling activities and functions, and streamlining management structures in staff and back-office units. The related costs will include compensation payments, disassembly costs and the like for rented properties, and payments in connection with severance payments and part-time working pre-retirement, for which a restructuring provision of €286 million was created in 2002. The provisions for personnel expenses will for the most part be consumed in 2003, while the provision for property-related activities will largely be consumed by 2010.

Other provisions include provisions for litigation fees, damage payments, anticipated losses, and long-term liabilities to employees such as service anniversary awards, early retirement or pre-retirement part-time working.

63

OTHER LIABILITIES

€ millions	2002	2001
Negative fair values arising from derivative financial instruments	16,464	12,236
Miscellaneous other liabilities	3,913	7,470
Deferred income	1,172	1,182
Total	**21,549**	**20,888**

Negative fair values arising from derivative financial instruments

This item mostly reflects derivatives used to hedge market interest rate risk, whose negative fair values total €16.0 billion (2001: €11.3 billion).

Miscellaneous other liabilities

This item includes mostly absorbed losses, offsetting balances, and accruals compliant with IAS 37. Accruals include, notably, commitments arising from accounts payable with invoices outstanding, short-term liabilities to employees, and other accruals arising from fees and commissions, interest, and other operating expenses.

64

SUBORDINATED CAPITAL

€ millions	2002	2001
Subordinated liabilities	15,348	16,867
Participating certificates outstanding	2,799	2,970
Hybrid capital instruments	4,164	3,650
Total	**22,311**	**23,487**

Subordinated capital, broken down by maturity

€ millions	2002	2001
With agreed maturities		
up to 3 months	569	613
from 3 months to 1 year	1,363	1,705
from 1 year to 5 years	3,381	4,623
from 5 years and over	16,998	16,546
Total	**22,311**	**23,487**

Pursuant to Section 10 (4, 5, 5a and 7) of the German Banking Act and in accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision in July 1988, subordinated capital (subordinated liabilities, participating certificates outstanding, and hybrid capital instruments) is carried as core capital, supplementary capital and tier III capital.

Subordinated liabilities

Subordinated liabilities include no individual items exceeding 10% of the total amount.

The borrower cannot be obliged to make early repayments in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary creditors have been settled.

The Bank incurred interest expenses of €1,069 million in connection with subordinated liabilities. This item includes prorated interest of €382 million.

Subordinated liabilities payable to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2002	2001
Non-consolidated subsidiaries	161	167
Companies in which a participating interest is held	—	12
Total	**161**	**179**

Participating certificates outstanding
The participating certificates outstanding comprise the following major issues:

Issuer	Year of issue	Type	Nominal amount, € millions	Interest rate	Maturity
Bank Austria AG	1997	Bearer participating certificates	73	6.25	2008
Bank Austria AG	2000	Bearer participating certificates	100	variable	2007
Bank Austria AG	2000	Bearer participating certificates	73	variable	2009
Bank Austria AG	2000	Bearer participating certificates	145	variable	2009
Bank Austria AG	2000	Bearer participating certificates	154	variable	2009
Bank Austria AG	2000	Bearer participating certificates	307	variable	2009
Bayerische Hypo- und Vereinsbank AG	1997	Bearer participating certificates	511	6.75	2007
HVB Real Estate Bank Aktiengesellschaft	1995	Bearer participating certificates	64	variable	2005
HVB Real Estate Bank Aktiengesellschaft	1999	Bearer participating certificates	70	7.00	2009
Vereins- und Westbank AG	1993	Bearer participating certificates	51	7.75	2003
Vereins- und Westbank AG	1995	Bearer participating certificates	102	8.50	2005
Vereins- und Westbank AG	2001	Bearer participating certificates	85	6.30	2011
Westfälische Hypothekenbank AG	1998	Bearer participating certificates	51	variable	2009
Württembergische Hypothekenbank AG	1994	Bearer participating certificates	51	7.90	2003
Württembergische Hypothekenbank AG	1997	Bearer participating certificates	102	6.75	2007
Württembergische Hypothekenbank AG	2001	Bearer participating certificates	50	7.00	2011
Württembergische Hypothekenbank AG	2002	Bearer participating certificates	50	7.00	2012

The claims of holders of participating certificates to receive interest payments will be reduced if such a payment would lead to a net loss for the year or an accumulated loss for the issuer. If an issuer records a net loss for the year, the certificate holders participate in the loss through a reduction of their repayment claim. The reduction is in the same proportion as the claim for repayment to the amount of subscribed capital shown in the balance sheet plus retained earnings and additional paid-in capital and participating certificates outstanding.

Any such reductions are reversed out of net profits in subsequent years (up to the original nominal value). Holders of participating certificates are subordinated creditors and are not entitled to a share of the proceeds on company liquidation.

Hybrid capital instruments
At December 31, 2002, the Bank had hybrid core capital of €4,164 million to bolster its capital base.

Hybrid capital instruments include issues placed by specially-created subsidiaries in the form of capital contributions from silent partners and preferred shares.

These instruments differ from supplementary capital in that they are subject to more stringent conditions in terms of maturity. The minimum term for capital contributions from silent partners is ten years, while for preferred shares the term is unlimited for the investor. In addition, hybrid capital instruments are not repaid until after supplementary capital (subordinated liabilities and participating certificates outstanding) in the event of bankruptcy.

In contrast to traditional components of core capital such as shares, the claim to a share of profit takes the form of a fixed interest payment in the case of hybrid capital. Moreover, hybrid capital can be issued both with unlimited maturity and repayable in the long term.

Both the German Banking Supervisory Office and the Basel Committee on Banking Supervision have expressly confirmed the recognition of hybrid capital for banking supervisory purposes. However, the proportion of repayable hybrid core capital must not exceed 15% of core capital.

65 MINORITY INTEREST

€ millions	
Balance at January 1, 2002	**3,050**
Changes in valuation of financial instruments not affecting income	54
Changes in value of financial instruments affecting income	24
Addition from capital increases	101
Disposals from capital decreases	(270)
Transfer from net income	(29)
Dividend payments	(47)
Changes in consolidated group	(2,010)
Changes arising from foreign currency translation and other changes	(60)
Balance at December 31, 2002	**813**

66 SHAREHOLDERS' EQUITY

Analysis of subscribed capital, authorized capital increase, and conditional capital of the parent bank

Breakdown of subscribed capital

At December 31, 2002, the subscribed capital of HVB AG totaled €1,609 million and consisted of the following:

	2002	2001
Shares of common bearer stock	521,735,101	521,735,101
Shares of registered non-voting preferred stock	14,553,600	14,553,600

Authorized capital increase

Year authorized	Available until	Original amount, € millions	Balance at Dec. 31, 2002 € millions
2001	May 22, 2006	780	780

Conditional capital

Year authorized	End of period	Original amount, € millions	Balance at Dec. 31, 2002 € millions
2000	May 3, 2005	300	300

Breakdown of retained earnings

€ millions	2002	2001
Legal reserve	56	56
Reserve for treasury stock	—	—
Other retained earnings	2,826	4,270
Total	**2,882**	**4,326**

67 TREASURY STOCK

Options on shares of HVB AG held by a subsidiary are deducted from additional paid-in capital. Apart from this, neither the Bank nor any controlled companies nor any companies in which a majority interest is held had shares (treasury stock) or other equity instruments of HVB AG in their portfolios.

To ensure an orderly market in shares of HVB AG as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, and in accordance with the applicable legal requirements, a total of 59,199,728 shares of treasury stock were purchased by the Bank and its controlled or majority-owned companies at an average price of €27.22 per share, and resold at an average price of €27.26 per share. The acquired shares amount to the equivalent of €178 million, or 11.0% of capital stock.

The highest number of shares of treasury stock held by the Bank, including those earmarked for its employees, on any given day during the year under review was 1,068,300, equivalent to €3 million, or 0.2% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 2,913,210 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at year-end. This represents €9 million, or 0.5% of capital stock.

68

FOREIGN-CURRENCY ASSETS AND LIABILITIES

Assets denominated in foreign currency totaled the equivalent of €135.7 billion, while liabilities denominated in foreign currency amounted to the equivalent of €137.7 billion. Of these totals, the most important foreign currencies for the Bank are as follows:

€ millions	2002	2001
Foreign-currency assets	135,686	167,370
of which:		
US dollars	62,081	92,352
Japanese yen	14,196	15,981
Swiss francs	19,351	18,613
Foreign-currency liabilities (excl. equity capital)	137,720	191,104
of which:		
US dollars	71,519	120,850
Japanese yen	12,787	11,259
Swiss francs	10,178	13,113

The differences in amount between foreign-currency assets and liabilities arise because only on-balance-sheet items are shown in the list. Off-balance-sheet items are not included, and neither are transactions concluded for hedging purposes.

69

TRUST BUSINESS

The following tables show the volume of trust business not stated in the consolidated balance sheet.

Trust assets

€ millions	2002	2001
Placements with, and loans and advances to, other banks	196	1,385
Loans and advances to customers	1,499	2,220
Equity securities and other variable-yield securities	51	5
Debt securities	15	5
Participating interests	74	72
Property, plant and equipment	141	144
Other assets	3	4
Remaining trust receivables	1	1
Total	**1,980**	**3,836**

Trust liabilities

€ millions	2002	2001
Deposits from other banks	402	538
Amounts owed to other depositors	1,109	2,809
Promissory notes and other liabilities evidenced by paper	326	329
Miscellaneous other liabilities	143	160
Total	**1,980**	**3,836**

70

ASSETS ASSIGNED OR PLEDGED AS SECURITY FOR OWN LIABILITIES

Examples of own liabilities for which the Bank provides collateral are special credit facilities granted by KfW and similar institutions which the Bank has issued in compliance with their conditions, and collateral provided for obligations to return in securities lending transactions.

The own liabilities referred to here break down as follows:

€ millions	2002	2001
Deposits from other banks	42,249	31,000
Amounts owed to other depositors	4,695	12,891
Promissory notes and other liabilities evidenced by paper	4,457	3,817
Contingent liabilities	105	—
Total	**51,506**	**47,708**

The assets pledged as security for own liabilities can be broken down as follows:

€ millions	2002	2001
Assets held for trading purposes	8,350	10,636
Placements with, and loans and advances to, other banks	318	2,408
Loans and advances to customers	19,105	18,043
Investments	23,733	16,501
Property, plant and equipment	—	120
Total	**51,506**	**47,708**

NOTES TO THE CASH FLOW STATEMENT

71

NOTES TO ITEMS IN THE CASH FLOW STATEMENT

The cash flow statement shows the cash flows resulting from operating activities, investing activities, and financing activities for the year under review. Operating activities are defined broadly enough to allow the same breakdown as for operating profit.

The cash and cash equivalents shown correspond to the cash reserve item in the balance sheet, and contain cash on hand, balances with central banks, and Treasury bills and other bills eligible for refinancing with central banks.

Change in other non-cash positions comprises the changes in the valuation of financial instruments, additions to net deferred tax assets, changes in provisions, changes in prorated and deferred taxes, the reversal of premiums and discounts, changes arising from valuation using the equity method, and minority interests in net income.

In fiscal 2002, profits of €353 million were realized on the disposal of investments in fully consolidated companies; no major investments were acquired. The following table shows the breakdown of assets and liabilities relating to fully consolidated companies sold:

€ millions	
Assets	
Cash reserve	64
Assets held for trading purposes	643
Placements with, and loans and advances to, other banks	259
Loans and advances to customers	1,579
Provisions for losses on loans and advances	(164)
Investments	946
Property, plant and equipment	519
Other assets	198
Liabilities	
Deposits from other banks	1,522
Amounts owed to other depositors	774
Provisions	54
Other liabilities	1,413

Changes in the balance of cash and cash equivalents arising from changes in the group of consolidated companies are shown separately in the cash flow statement.

INFORMATION ON FINANCIAL INSTRUMENTS COMPLIANT WITH IAS 32

72

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values stated for financial instruments as defined in IAS 32 are the amount for which the Bank believes the asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair values are calculated using the market information available at the reporting date and individual company valuation methods.

The fair values of certain financial instruments to be stated with their nominal values are roughly equivalent to their carrying amounts. These include cash reserve as well as receivables and liabilities without a defined maturity or fixed interest rate. For other receivables and liabilities, future anticipated cash flows are discounted to their present value using current interest rates.

Quoted market prices are used for exchange-traded securities and derivatives, and listed debt instruments. The fair value of the remaining securities is calculated as the net present value of future anticipated cash flows.

The fair values of single currency and cross-currency swaps and interest rate futures are calculated on the basis of discounted, anticipated future cash flows. In doing so, the Bank applies the market rates applicable for the remaining maturity of the financial instruments.

The fair value of forward exchange transactions is computed on the basis of current forward rates. Options are valued using price quotations or generally accepted models used to calculate the price of options.

The fair values of irrevocable credit commitments and contingent liabilities are the same as their carrying amounts.

The difference between the fair values and carrying amounts totals €20.5 billion for assets and €7.1 billion for liabilities. The balance of these values is €13.4 billion (2001: €6.4 billion). This amount varies over the course of time as a result of changes in share prices and in the valuation parameters applied when calculating fair values – notably changes in interest rates – and changes in the Bank's portfolio of financial instruments.

€ billions	2002	2002	2001	2001
	Carrying amount	Fair value	Carrying amount	Fair value
Assets				
Cash reserve	5.4	5.4	8.0	8.0
Assets held for trading purposes	85.3	85.3	69.2	69.2
Placements with, and loans and advances to, other banks, incl. associated derivatives	73.6	74.9	89.0	89.6
Loans and advances to customers, incl. associated derivatives	396.5	415.1	419.6	429.5
Investments, incl. associated derivatives	100.8	101.4	113.9	114.3
Other assets	9.5	9.5	10.2	10.2
Liabilities				
Deposits from other banks, incl. associated derivatives	143.4	143.9	145.3	145.7
Amounts owed to other depositors, incl. associated derivatives	154.9	156.1	215.2	217.8
Promissory notes and other liabilities evidenced by paper, incl. associated derivatives	271.6	276.3	256.6	257.9
Liabilities held for trading purposes	51.5	51.5	29.1	29.1
Other liabilities	16.5	16.5	12.2	12.2
Subordinated capital	22.3	23.0	23.4	23.6
Other items				
Contingent liabilities	38.6	38.6	37.7	37.7
Irrevocable credit commitments	60.9	60.9	66.1	66.1

73

SIGNIFICANT CONCENTRATIONS OF ASSETS AND LIABILITIES

The Bank's lending and deposit-taking operations have a balanced structure and contain no significant concentrations.

Share of loan portfolio, in %	2002	2001
Municipal loans	16.7	17.5
Mortgage loans	41.0	38.3
Other loans	34.4	36.7
Contingent liabilities	7.9	7.5
Total	**100.0**	**100.0**

The balanced maturity structure of the Bank's deposit-taking operations similarly does not give rise to any significant concentrations of risk.

The Risk Report contains detailed information about risks inherent in the Bank's operations.

74

KEY CAPITAL RATIOS (BASED ON GERMAN COMMERCIAL CODE)

In accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision in July 1988, the core capital ratio (ratio of core capital to risk-weighted assets) must be at least 4.0% and the equity capital ratio (ratio of equity capital to risk-weighted assets) 8.0%. At the same time, the equity funds ratio must be at least 8.0%. The latter is calculated as the ratio of total equity funds to risk-weighted assets and eligible amounts for market risk positions, including options, multiplied by 12.5.

Equity funds consists of core capital and supplementary capital (equity capital), plus tier III capital. Tier III capital reflects short-term subordinated liabilities used exclusively to cover market risk positions. The Bank uses internal models to measure market risk positions in the corporate group.

Based on financial statements approved by the Supervisory Board, equity funds, risk assets and market risk positions at December 31, 2002 were as follows:

	2002	2001
Equity funds[1] (€ millions)		
Core capital	19,126	21,734
Supplementary capital	12,666	17,526
Equity capital	**31,792**	**39,260**
Tier III capital	1,649	2,269
Total equity funds	**33,441**	**41,529**
Risk-weighted assets (€ billions)		
Assets	300	324
Off-balance-sheet transactions	41	41
Total risk-weighted assets	**341**	**365**
Market risk positions (€ millions)		
Currency risk	83	297
Commodity risk	—	—
Trading-book risk		
(incl. internal models)	2,074	2,787
Option risk	151	93
Total market risk positions	**2,308**	**3,177**

[1] consolidated in accordance with Section 10a, German Banking Act

At December 31, 2002, the key capital ratios (based on financial statements approved by the Supervisory Board) compliant with the BIS Capital Accord on equity capital were as follows:

in %	2002	2001
Core capital ratio	5.6	6.0
Equity capital ratio	9.3	10.8
Equity funds ratio	9.1	10.3

Pursuant to Sections 10 and 10a of the German Banking Act, the Bank's equity funds amount to €34,546 million. The liable equity, comprising core capital and supplementary capital less the deductible item, totals €32,532 million. Supplementary capital does not include any unrealized reserves pursuant to Section 10 (2b) 1 No. 6 and 7 of the German Banking Act.

75

CONTINGENT LIABILITIES AND OTHER COMMITMENTS

€ millions	2002	2001
Contingent liabilities[1]	**38,595**	**37,683**
Rediscounted bills of exchange	27	130
Guarantees and indemnities	38,568	37,553
Loan guarantees	10,277	9,995
Guarantees and indemnity agreements	25,644	25,262
Documentary credits	2,647	2,296
Other commitments	**66,757**	**77,883**
Commitments arising from sale option to resell transactions	503	997
Irrevocable credit commitments	60,901	66,053
Book credits	52,199	57,045
Guarantees	3,357	3,289
Mortgage and municipal loans	4,953	5,364
Bills of exchange	392	355
Delivery obligations arising from securities lending transactions	2,666	8,100
Other commitments	2,687	2,733
Total	**105,352**	**115,566**

[1] Contingent liabilities are offset by contingent assets to the same amount

Neither contingent liabilities nor other commitments contain any significant items. Commitments under guarantee and indemnity agreements, and irrevocable credit commitments to non-consolidated companies, amounted to €395 million and €260 million, respectively.

The largest single item under financial commitments is placement and transfer obligations totaling €591 million. Other financial commitments arising particularly from rental, leasing and maintenance agreements, and from rental of office space and use of technical equipment amount to €450 million each year. The contracts run for standard market periods, and no charges have been put off to future years.

The Bank has declared its willingness to offset any losses incurred by hotel operating companies in which it holds an indirect majority stake, by means of income subsidies.

As part of real estate financing and development operations, the Bank has assumed rental obligations or issued rent guarantees on a case-by-case basis to make fund constructions more marketable – in particular for the lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Identifiable risks arising from such guarantees have been included. The Bank has provided performance guarantees for the holders of shares in bond/ money market funds offered by some of its capital investment companies.

Commitments for uncalled payments on shares not fully paid up amounted to €526 million at year-end 2002, and similar liabilities for shares in cooperatives totaled €1 million. Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for defaults on such calls in respect of six private limited companies for an aggregate of €17 million. Further payment commitments totaling €3 million relate to special funds.

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital up to €55 million, and of €33 million with regard to CMP Fonds I GmbH at year-end 2002. In addition, under Section 5 (4) of the Articles of Association, the Bank is jointly and severally liable for any defaults on such calls by member banks of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in 9 partnerships.

Under Section 5 (10) of the by-laws of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks against any losses it might incur as a result of action taken on behalf of banks in which the Bank has a majority interest. The Bank has made a similar representation for Vereinsbank Victoria Bauspar AG in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

As members of the respective deposit guarantee funds in their country of operation, the Bank's subsidiaries in other regions assume liability alongside the parent bank and its affiliated financial institutions under the applicable regulations.

STATEMENT OF RESPONSIBILITY

Bayerische Hypo- und Vereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of any political risk:

1. Banks in Germany

- Bankhaus Gebrüder Bethmann, Frankfurt am Main
- Bankhaus Maffei & Co. KGaA, Munich
- DAB Bank AG, Munich[1]
- Financial Markets Service Bank GmbH, Munich
- HVB Real Estate Bank Aktiengesellschaft, Munich
- norisbank Aktiengesellschaft, Nuremberg
- Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
- Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
- Westfälische Hypothekenbank Aktiengesellschaft, Dortmund
- Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart

2. Banks in other regions

- Banco Inversión S.A., Madrid
- Bank Austria Aktiengesellschaft, Vienna[1]
- Bank Przemyslowo-Handlowy PBK S.A., Cracow
- Bank von Ernst & Cie. AG, Berne
- FGH Bank N.V., Utrecht[2]
- HVB Bank Ireland, Dublin
- HVB Banque Luxembourg Société Anonyme, Luxembourg
- HVB Real Estate Capital France S.A., Paris
- HVB Singapore Limited, Singapore
- Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
- Pfandbrief Bank International S.A., Luxembourg

3. Financial services institutions

- HVB Finance (Delaware) Inc., Wilmington
- HVB Finanziaria S.p.A., Milan
- HVB Alternative Investment AG, Vienna[3]

4. Financial companies

- HVB Alternative Financial Products AG, Vienna
- HVB Real Estate Capital Ltd., London
- HVB Real Estate Capital Italia S.p.A., Milan
- HVB Risk Management Products Inc., New York

5. Companies with bank-related auxiliary services

- HypoVereinsFinance N.V., Amsterdam

[1] The company provides a Statement of Responsibility with the same wording for selected subsidiaries in its annual report

[2] held indirectly through HVB Real Estate Bank AG, Munich

[3] formerly Schoeller Capital Management AG, Munich

77

INFORMATION ON RELATIONSHIPS WITH RELATED PARTIES

Emoluments paid to members of the Supervisory Board and Board of Managing Directors, divisional board members and group managing directors

€ millions	Fixed remuneration		Profit-related components		Long-term incentives		Total	
	2002	2001	2002	2001	2002	2001	2002	2001
Board of Managing Directors of HVB AG	6	13	4	10	—	4	10	27
Supervisory Board of HVB AG for Supervisory Board activities	1	1	—	1			1	2
Advisory Board and European Advisory Board							1	1
Former members of the Board of Managing Directors of HVB AG and their surviving dependants							14	20
Divisional board members and group managing directors							19	20

No compensation was paid to members of the Supervisory Board in 2002 for services rendered.

At December 31, 2002, the Bank had pension provisions for members of the Board of Managing Directors and their surviving dependants totaling €92 million.

The total amount of loans and advances made, and liabilities assumed for, members of the Supervisory Board and Board of Managing Directors, divisional board members and group managing directors at the balance sheet date was as follows:

€ millions	2002	2001
Board of Managing Directors of HVB AG	12	10
Supervisory Board of HVB AG	2	6
Divisional board members and group managing directors	9	9

In accordance with the notification requirement set out in Section 15a of the German Securities Trading Act (Directors Dealings), the following table shows the shares and derivatives on shares issued by HVB AG purchased and sold by members of the Board of Managing Directors and the Supervisory Board since the fourth Financial Markets Promotion Act came into force on July 1, 2002:

	Type of transaction	Name of security or derivative	German securities identification number/ ISIN number	Completion date	Price per share	Number	Nominal amount of security or derivative
Kurt F. Viermetz	Purchase	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	July 25, 2002	€20.00	25,000	€3 per share totaling €75,000
Kurt F. Viermetz	Purchase	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	Oct. 28, 2002	€14.24	30,000	€3 per share totaling €90,000
Hanns-Peter Kreuser	Purchase	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	July 12, 2002	€29.00	2,500	€3 per share totaling €7,500

At December 31, 2002, the members of the Board of Managing Directors and the Supervisory Board held less than 1% of the entire stock issued by the parent bank.

78

EMPLOYEES

The average number of people employed by the Bank was as follows:

	2002	2001
Employees (excl. trainees)	64,768	68,415
Full-time	55,852	59,598
Part-time	8,916	8,817
Trainees	2,150	2,286

OFFICES

Offices, broken down by region

	2001	Additions New openings	Reductions Closures	Reductions Consolida-tions	Change in consolidated group	2002
Germany						
Baden-Württemberg	38		1	2	+1	36
Bavaria	444	1	5	11	+1	430
Berlin	27			2		25
Brandenburg	9		1			8
Bremen	12	1	2	1		10
Hamburg	52	1	2	1		50
Hesse	29			3	–1	25
Lower Saxony	33		1	1		31
Mecklenburg-Western Pomerania	7					7
North Rhine-Westphalia	50	2	5	3	–1	43
Rhineland-Palatinate	26					26
Saarland	11		1			10
Saxony	28				–1	27
Saxony-Anhalt	18					18
Schleswig-Holstein	82		1			81
Thuringia	16		1	1		14
Subtotal	**882**	**5**	**20**	**25**	**–1**	**841**
Other regions						
Austria	529	3	5	69	–1	457
Other Western Europe	41	3	2		–1	41
Central and Eastern Europe	749	10	81	1	+56	733
Americas	20		2		–3	15
Asia	15	2	1		–1	15
Africa	1					1
Australia	1					1
Subtotal	**1,356**	**18**	**91**	**70**	**+50**	**1,263**
Total	**2,238**	**23**	**111**	**95**	**+49**	**2,104**

Supervisory Board

Dr. Albrecht Schmidt
since January 7, 2003, Chairman

Herbert Betz
Deputy Chairman

Dr. Richard Trautner
Deputy Chairman, until December 31, 2002

Kurt F. Viermetz
Chairman until December 31, 2002
Deputy Chairman since January 1, 2003

Dr. Manfred Bischoff
since July 3, 2002

Dr. Diethart Breipohl
until May 23, 2002

Heidi Dennl

Volker Doppelfeld

Ernst Eigner

Helmut Gropper
until January 31, 2003

Klaus Grünewald

Heinz-Georg Harbauer

Anton Hofer

Dr. Edgar Jannott
until May 23, 2002

Max Dietrich Kley

Peter König

Hanns-Peter Kreuser

Dr. Lothar Meyer
since May 23, 2002

Dr. Hans-Jürgen Schinzler
since March 3, 2003

Christoph Schmidt

Jürgen E. Schrempp
until May 23, 2002

Dr. Siegfried Sellitsch

Professor Wilhelm Simson
since May 23, 2002

Professor Hans-Werner Sinn

Helmut Wunder

Board of Managing Directors

Stephan Bub

Dr. Egbert Eisele
until December 31, 2002

Dr. Stefan Jentzsch

Dr. Norbert Juchem
until January 31, 2003

Michael Mendel
since January 1, 2003

Dr. Claus Nolting
until December 31, 2002

Dieter Rampl

Gerhard Randa

Dr. Albrecht Schmidt
until December 31, 2002

Dr. Paul Siebertz
until March 21, 2003

Dr. Wolfgang Sprissler

Munich, March 11, 2003

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

The Board of Managing Directors

Bub Jentzsch Mendel Rampl

Randa Siebertz Sprissler

INDEPENDENT AUDITORS' REPORT

We have audited the consolidated financial statements, comprising the balance sheet, the income statement and the statements of changes in shareholders' equity and cash flows as well as the notes to the financial statements prepared by Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, for the business year from January 1, to December 31, 2002. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report (Financial Review and Risk Report) prepared by the Company's management for the business year from January 1 to December 31, 2002, has not led to any reservations. In our opinion on the whole the group management report (Financial Review and Risk Report) provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report (Financial Review and Risk Report) for the business year from January 1 to December 31, 2002 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, March 19, 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wohlmannstetter — Wirtschaftsprüfer

Pastor — Wirtschaftsprüfer

(Independent Auditors)

[This page has been intentionally left blank]

Recent Developments and Outlook

Recent Developments

Based on business developments to date in 2004, HVB Group believes it is operating in line with its plans relating to the financial targets and expectations for 2004 reflected in the Group's Financial Review and Risk Report (*Konzernlagebericht*) for 2003. The trends that have become apparent after the first two months of the 2004 financial year support the expectations of HypoVereinsbank concerning the achievement of the target ranges for operating revenues and operating profit. As a result of the unscheduled amortization of goodwill in 2003, HVB Group will, due to the lower book values, benefit from lower scheduled amortization in 2004. HVB Group will also benefit in the current year from a reduction in the balance of other income and expenses, as the maximum indemnity for Hypo Real Estate Bank will be € 130 million in 2004 (compared to € 460 million in 2003).

Consistent with its stated target of reducing non-strategic shareholdings and, in particular, the market risks relating to its financial assets, HVB Group has completed or has commenced the following material dispositions since the beginning of the year:

- Disposal of the 3.2% shareholding of HypoVereinsbank in Allianz and reduction of the 13.2% shareholding of HypoVereinsbank in Munich Re to slightly under 10%,
- Disposal of the 61.7% shareholding of HypoVereinsbank in Brau und Brunnen, and
- Disposal of the 14.6% holding of Bank Austria Creditanstalt in Weinberger AG.

For further details concerning these transactions, see "Operating and Financial Review and Prospects—Introduction—Factors Affecting Comparability—Significant Completed and Proposed Divestitures and Acquisitions in 2004."

The reduction in risk-weighted assets achieved through the aforementioned transactions was offset during the current financial year to date by a controlled expansion of the lending business, in particular in the retail sector and among the larger German companies in the small- to mid-size corporate sector. For this reason, risk-weighted assets have remained largely stable in the current year to date as compared to the level at December 31, 2003.

Outlook

As long as no fundamental changes occur in the macroeconomic conditions in HVB Group's core markets of Germany, Austria and Central and Eastern Europe, the equity markets, in Germany and Austria in particular, do not collapse again and no fundamental changes in the competition environment in the German banking sector arise through consolidations, HVB Group expects that the trends described above under "—Recent Developments" will continue throughout 2004.

HVB Group plans to dispose of additional non-strategic shareholdings in the further course of 2004. HypoVereinsbank's shareholding in Grand Central Re is accordingly available for sale. HVB Group will also consider a further reduction of its shareholdings that are carried as available-for-sale investments to the extent attractive opportunities present themselves in the market. In the light of its strategic goal of furthering the internal integration of operations in order to increase the efficiency of its internal organization and reduce operating expenses, HypoVereinsbank plans the complete integration of Vereins- und Westbank into HypoVereinsbank in the second half of 2004. To this end, HypoVereinsbank increased its shareholding in Vereins- und Westbank, which amounted to 76.5% at December 31, 2003, in a number of steps to over 95% and announced on March 10, 2004 that it will commence a squeeze-out of the minority shareholders in Vereins- und Westbank. For further details concerning the preceding transactions, see "Operating and Financial Review and Prospects—Introduction—Factors Affecting Comparability—Significant Completed and Proposed Divestitures and Acquisitions in 2004."

Consistent with the strategy of HVB Group for Central and Eastern Europe to expand its customer base through selective acquisitions as well as other measures, HVB Group is currently considering whether to participate in an auction process for a bank in Romania.

HVB Group also plans, in addition to the capital increase in connection with the Offering described in this Offering Circular, a further strengthening of its capital base. This should, in connection with an improvement in the operating profitability of HVB Group, occur primarily through the retention of earnings.

Munich, in March 2004

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

AR/S
12-31-03

FINANCIAL SECTION 2003

HVB Group

FINANCIAL SECTION



	2003	2002 new HVB Group	Change in %	2002 old HVB Group
Key indicators				
Return on equity after taxes (excl. amortization of goodwill)	– 11.2 %	– 2.8 %		– 2.3 %
Return on equity after taxes (excl. amortization of goodwill and other non-scheduled items)	2.6 %	—		—
Return on equity after taxes	– 19.7 %	– 5.4 %		– 4.4 %
Cost-income ratio (based on operating revenues)	63.0 %	72.0 %		69.1 %
Ratio of net commission income to operating revenues	27.6 %	27.9 %		26.2 %
Operating performance				
Operating profit (loss)	€ 1,432 m	€ (613) m		€ (638) m
Profit (loss) from ordinary activities/ net income (loss) before taxes	€ (2,146) m	€ (853) m		€ (821) m
Net income (loss)	€ (2,442) m	€ (850) m		€ (858) m
Cash dividend per share of common stock	—	—		—
Earnings per share (excl. amortization of goodwill)	€ – 2.81	€ – 0.77		€ – 0.81
Earnings per share (excl. amortization of goodwill and other non-scheduled items)	€ 0.65	—		
Earnings per share	€ – 4.92	€ – 1.51		€ – 1.55
Balance sheet figures				
Total assets	€ 479.5 bn	€ 535.8 bn	– 10.5	€ 691.2 bn
Total volume of lending	€ 338.3 bn	€ 375.8 bn	– 10.0	€ 487.9 bn
Shareholders' equity	€ 10.3 bn	€ 11.3 bn	– 8.4	€ 14.2 bn
Key capital ratios compliant with BIS rules[1]				
Core capital	€ 14.4 bn	€ 14.6 bn	– 1.6	€ 19.1 bn
Equity funds	€ 25.6 bn	€ 25.9 bn	– 1.4	€ 33.4 bn
Risk assets	€ 241.8 bn	€ 285.6 bn	– 15.3	€ 340.6 bn
Core capital ratio	5.9 %	5.1 %		5.6 %
Core capital ratio (excl. revaluation measures)	6.8 %	—		—
Equity funds ratio	9.7 %	8.2 %		9.1 %
Equity funds ratio (excl. revaluation measures)	10.8 %	—		—
Share information				
Share price: Year-end	€ 18.34	€ 12.61		
High	€ 20.05	€ 35.26		
Low	€ 5.70	€ 9.74		
Market capitalization	€ 9.8 bn	€ 6.8 bn		
Employees	60,214	64,254	– 6.3	65,926
Branch offices	2,062	2,073	– 0.5	2,104

[1] as per approved financial statements

MANAGEMENT'S DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

2003: Transformation goals achieved and balance sheet adjusted

We set ourselves very challenging management tasks and high goals for 2003 with our transformation program. After significant operating losses in 2002, the aim in 2003 was to bolster the capital base of HVB Group and make a major improvement to operating performance with a package of measures. All our activities were consistently tailored to these goals in the past year, notably

- the spin-off of a large part of the commercial real estate finance business to form the new Hypo Real Estate Group,
- the IPO of Bank Austria Creditanstalt Aktiengesellschaft (BA-CA), through which 22.5% of the shares were placed,
- various sales of Group companies and disposals from the Bank's loan portfolio,
- a major reduction in risk assets, among other things through numerous securitization transactions,
- the establishment of a joint venture in the project finance business, and
- wide-ranging restructuring measures, in particular in the Germany segment.

The efforts have paid off and the measures have achieved their aims. The revenue and capital targets stated as ranges in the 2002 Financial Review have been reached. We posted a sharp turnaround in our operating profit at around €1 billion adjusted for gains on disposals, risk assets decreased to €241.8 billion, and the core capital ratio under BIS rules reached 6.8% without the non-scheduled items arising from the revaluation of investments. At the same time, we considerably reduced the complexity of the corporate structure and the funding requirements through our transformation program.

In order to clearly reduce risks arising from price fluctuations on stock markets for our future results, we decided to pare back significant positions from our portfolio of investments more rapidly than planned to date. Our shareholdings were therefore written down to their fair values at December 31, 2003. This applies particularly to our holding in Allianz AG, which was sold completely by the end of February 2004, and the participating interest in Münchener Rückversicherungs-Gesellschaft AG that, as a first step, was reduced from 13.2% to less than 10% at the end of February. While further disposals are planned, these will depend in part on the performance of the stocks involved. Moreover, figures reported for goodwill were reviewed on the basis of extremely strict valuation criteria and extensive changes made in the valuation of these figures.

All in all, the revaluation measures depressed the 2003 income statement by some €2.9 billion. This step has led to us relieving ourselves of "hidden burdens" and gaining greater room for maneuver.

Having completed the transformation program and after extensively cleaning up the balance sheet, it is now necessary to create a basis for profitable growth in the coming years and build a sound financial foundation for this. We intend to do this with a capital increase of at least to €3 billion, with subscription rights granted to existing shareholders. By doing this, we will be strengthening the core capital ratio in the Group to over 7%. Moreover, the measure is intended to secure a sustained improvement in our ratings. After extensive revaluation measures and bolstering the capital base, we can focus freely on our core business in future.

Business and strategy

General economic climate in 2003

The global economy started to recover from the middle of 2003. In the United States, a huge monetary and fiscal stimulus boosted quarterly growth rates in the second half of the year. Dynamic growth continued unabated in Asian countries, serving to stimulate exports in the rest of the world. After years of stagnation, the Japanese economy finally returned to expansion.

Thanks to the strong, external stimulus, growth also accelerated in Europe in the second half of the year. In the wake of the disappointing start to 2003, the economy probably only expanded by 0.5% compared with the prior year, again well below the long-term trend.

- The German economy contracted year-on-year (– 0.1% compared to the prior year; 2002: +0.2%). This was the poorest growth rate since the recession in 1992/93.
- Inflation averaged 1.0%, after 1.3% one year earlier.
- Unemployment rose yet further, with the total at the end of 2003 up 90,000 compared with the level at the end of 2002.
- The current account surplus stood at 2.4% of GDP (2002: 3%).
- The public-sector deficit rose to 3.9% of GDP from 3.5% last year.
- Growth in the Austrian economy in 2003 matched the prior year (+1.0%; 2002: +1.0%).
- Inflation dropped to 1.3% in Austria (2002: 1.7%).

The general economic situation in the countries of Central and Eastern Europe proved extremely robust again last year, driven primarily by strong domestic demand. Poland's economy also experienced a marked recovery (2003: +3.7%; 2002: +1.4%).

Sector development

The German lending industry also had to combat difficult underlying conditions in 2003. The reasons for this were firstly the special structures of the German banking market, and secondly, the positioning of the respective banks. The profitability level of private German banks still clearly lags the European average. Structural problems arise from specific features of the banking sector, like the low market shares held by private banks due to their high degree of fragmentation. This is reinforced by the lack of improvements to the general economic climate in areas such as excess regulation or reforms to the labor market. There were hardly any consolidation processes in 2003 and, if at all, almost solely in the public or cooperative sector. There were no cross-sector consolidations.

Meanwhile, almost all German banks have carried out far-reaching restructuring programs combined with strict cost-cutting measures with visible success after the heavy losses incurred in 2002. The primary objective was to improve value-adding operating performance and to clearly focus on core business. In summary, German banks have evidently managed to significantly improve their earnings situation compared with the prior year during the course of 2003.

The financial services sector received a boost from the first signs of an upturn in the market environment. The recovery of capital markets after the end of the first quarter, and hence a revival in strong demand for capital market products, had a positive effect on our earnings. Despite the continuing high rate of bankruptcies in Germany caused by the business climate, viewed over the whole year, it was possible to clearly decrease the level of risk provisions year-on-year.

Transformation of HVB Group

As part of our transformation program, we decided to dispose of major parts of our commercial real estate finance business. To this end, we transferred our domestic mortgage banking subsidiary and our European real estate finance business to the Hypo Real Estate Group at the end of September 2003 with economic effect from January 1, 2003.

Doing this has rendered the previous Hypo Group segment legally independent; the number of business segments has thus decreased from four to three.

Due to the spin-off of the Hypo Real Estate Group, the lending volume declined by €112.2 billion (= 23%) on the spin-off date of January 1, 2003. At the same time, the deposits from other banks and amounts owed to other customers together with promissory notes and other liabilities evidenced by paper falling by around €139 billion (= 24%) on the liabilities side of the balance sheet.

All in all, we reduced our risks assets by €99 billion to bolster our core capital ratio and optimize our risk profile. The spin-off of the Hypo Real Estate Group accounts for €55 billion of this figure. Alongside the spin-off of the Hypo Real Estate Group, further factors contributing to this reduction were the securitization of risks, the reduction of the lending business, notably in Asia and America, portfolio sales, and sales of holdings with no strategic or operational value added.

We realized proceeds of around €1 billion on the successful IPO of BA-CA in July 2003. This step provided a strong boost to our capital base and maintained the flexibility required to finance growth in Central and Eastern Europe.

The sale of norisbank and Bank von Ernst helped to reduce redundancies in the corporate group and generated gains of €468 million.

Furthermore, together with an external investor, we formed the HVB Global Assets Company L.P., City of Dover, USA, subsidiary, which is fully consolidated in the 2003 consolidated financial statements. Apart from the portion of the project financing portfolio transferred to the company in the fourth quarter of 2003, we particularly contribute our expertise in this business segment to the administration of the portfolio and acquisition of new financing. As a result of the investor's participating interest in the financial company, core capital rose by €747 million at December 31, 2003.

In addition to the consistent and successful implementation of the transformation program, the 2003 Annual Report is marked by non-scheduled items that reduce net income by an aggregate of €2,756 million.

In order to safeguard our transformation program in the long run and eliminate serious market risks, we decided to change our strategy regarding major positions in our portfolio of investments and reduce relevant shareholdings more rapidly than planned to date. This required a write-down of the securities portfolios reported under our investments to their fair value at the end of the year. The non-scheduled items resulting from the revaluation measures taken amounting to €1,989 million were offset by non-recurring gains on the disposal of investments amounting to €127 million.

Workforce


'000
80
60
40
20
01
02
03

At the same time, we reviewed the figures reported for goodwill on the basis of very strict valuation criteria and made extensive changes in their valuation, notably to the goodwill of BA-CA. The non-scheduled items arising from non-scheduled amortization of goodwill total €902 million.

The risk shield provided for the Hypo Real Estate Group is reported at €460 million in other income and expenses.

As part of the restructuring measures in 2003, especially in the Germany segment, we also implemented branch closures and facility optimizations together with capacity adjustments, carried out by pooling activities and functions, and streamlined management structures in staff and back-office units. The headcount declined by 5,712 to 60,214 in 2003. Of this decline, deconsolidated companies (notably norisbank and Hypo Real Estate Group) accounted for 3,533. The headcount increased by 2,178 due to companies consolidated for the first time (primarily Commercial Bank Biochim).

The number of offices fell in the year under review by 42 to 2,062. Deconsolidated companies (notably norisbank with 101 offices and the Hypo Real Estate Group with 31 offices) account for a decline of 139 offices, while initially consolidated companies (primarily Commercial Bank Biochim) boosted the number of offices by 159.

Business trend and key figures

The course of business in 2003 was fully in line with our expectations.

We managed a turnaround in our operations: the operating result improved by over €2 billion to €1,432 million, compared with the proforma figures of the prior year for the new HVB Group. In addition to the lower loan-loss provisions (down €979 million), the €525 million decline in general administrative expenses and €541 million increase in operating revenues also contributed to this improvement.

In the Outlook of the Financial Review (starting on page 8 of the Financial Section in the 2002 Annual Report), we stated the target band that the new HVB Group, i.e. after the spin-off of the Hypo Real Estate Group, was looking to attain in 2003. We have achieved this target.

With operating revenues totaling €9,648 million without gains on the disposal of norisbank and Bank von Ernst totaling €468 million, we are within the target range.

At €2,313 million, we have achieved a figure at the bottom end of the range for provisions for losses on loans and advances.

Administrative expenses, at €6,371 million, were depressed to a figure below the range. At 66.0%, the cost-income ratio is at the lower edge of the aspired target band after eliminating the gains on the disposal of norisbank and Bank von Ernst.

In addition, we set ourselves a target band of €300 million to €600 million for net income before taxes that, at €610 million, was even slightly exceeded.

New HVB Group	2003 e	2003 (actual)[1]
Total operating revenues, €m	9,500–9,900	9,648
Loan-loss provisions, €m	2,300–2,600	2,313
Administrative expenses, €m	6,500–6,700	6,371
Cost-income ratio, in %	66–70	66.0

[1] without gains on the disposal of norisbank and Bank von Ernst in operating revenues

Adjusted by the impairment to our shareholdings amounting to around €2.0 billion, the core capital ratio at 6.8% (proforma figure at December 31, 2002: 5.1%) and the equity funds ratio at 10.8% (proforma figure at December 31, 2002: 8.2%) are within the range forecasted.

HVB Group	2003 e (old)	2003 (actual) before impairment
Risk assets, €bn	approx. 240	244
Core capital ratio under BIS rules, in %	6.8–7.0	6.8
Equity funds ratio under BIS rules, in %	10.3–10.8	10.8

HVB Group structure after completion of the transformation program

HVB Group is managed in business segments. After the spin-off of the Hypo Real Estate Group, HVB Group consists of the following business segments:

- Germany
- Austria/CEE
- Corporates & Markets

The segments operate as autonomous companies with their own equity resources and responsibility for profits and losses. The following summary shows the allocation of the most important HVB Group companies to the individual business segments:

Major HVB Group companies

Germany business segment

Bayerische Hypo- und Vereinsbank AG, Munich
Equity capital: EUR 10,735,072,000

HVB Banque Luxembourg S.A., Luxembourg
Equity capital: EUR 1,004,060,000
Interest held: 100%

Vereins- und Westbank AG, Hamburg
Equity capital: EUR 970,522,000
Interest held: 76.5%

Activest Investmentgesellschaft mbH, Munich
Equity capital: EUR 19,757,000
Interest held: 100%

Bankhaus Neelmeyer AG, Bremen
Equity capital: EUR 40,400,000
Interest held: 100%

DAB Bank AG, Munich
Equity capital: EUR 117,114,000
Interest held: 76.3%

H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich
Equity capital: EUR 6,528,000
Interest held: 100%

HVB Leasing GmbH, Hamburg
Equity capital: EUR 22,026,000
Interest held: 100%

Internationales Immobilien-Institut GmbH, Munich
Equity capital: EUR 9,909,000
Interest held: 94%

Nordinvest Norddeutsche Investment-gesellschaft mbH, Hamburg
Equity capital: EUR 21,468,000
Interest held: 100%

Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
Equity capital: EUR 62,460,000
Interest held: 70%

Activest Investmentgesellschaft Luxembourg S.A., Luxembourg
Equity capital: EUR 10,478,000
Interest held: 100%

direktanlage.at AG, Salzburg
Equity capital: EUR 15,704,000
Interest held: 100%

Austria/CEE business segment

Bank Austria Creditanstalt AG, Vienna
Equity capital: EUR 6,162,220,000
Interest held: 77.5%

Asset Management GmbH, Vienna
Equity capital: EUR 7,501,000
Interest held: 100%

Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana
Equity capital: SIT 15,515,332,000
Interest held: 100%

Bank Austria Creditanstalt Leasing GmbH, Vienna
Equity capital: EUR 273,417,000
Interest held: <100%

Bankprivat AG, Vienna
Equity capital: EUR 11,764,000
Interest held: 100%

Bank Przemyslowo-Handlowy PBK S.A., Cracow
Equity capital: EUR 1,128,077,000
Interest held: 71%

Capital Invest die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna
Equity capital: EUR 6,406,000
Interest held: 100%

Commercial Bank Biochim AD, Sofia
Equity capital: EUR 69,718,000
Interest held: 99.7%

HVB Bank Czech Republic a.s., Prague
Equity capital: EUR 378,937,000
Interest held: 100%

HVB Bank Hungary Rt., Budapest
Equity capital: HUF 77,828,378,000
Interest held: 100%

HVB Bank Romania S.A., Bucharest
Equity capital: ROL 1,359,466,378,000
Interest held: 100%

HVB Bank Slovakia A.S., Bratislava
Equity capital: SKK 6,360,653,000
Interest held: 100%

Schoellerbank Aktiengesellschaft, Vienna
Equity capital: EUR 110,010,000
Interest held: <100%

Splitska Banka d.d., Split
Equity capital: EUR 187,027,000
Interest held: 99.7%

Corporates & Markets business segment

Bayerische Hypo- und Vereinsbank AG, Munich
Equity capital: EUR 10,735,072,000

Bank Austria Creditanstalt AG, Vienna
Equity capital: EUR 6,162,220,000
Interest held: 77.5%

HVB Banque Luxembourg S.A., Luxembourg
Equity capital: EUR 1,004,060,000
Interest held: 100%

Vereins- und Westbank AG, Hamburg
Equity capital: EUR 970,522,000
Interest held: 76.5%

Bode Grabner Beye AG & Co. KG, Grünwald
Equity capital: EUR 3,966,000
Interest held: 100%

INDEXCHANGE Investment AG, Munich
Equity capital: EUR 17,663,000
Interest held: 100%

HVB Risk Management Products Inc., New York
Equity capital: USD 53,277,000
Interest held: 100%

International Moscow Bank, Moscow
Equity capital: USD 196,653,000
Interest held: 43.4%

Development of income

Last year's consolidated income statement included the income and expenses of the Hypo Real Estate Group. After the spin-off of the Hypo Real Estate Group, the earnings analysis of the new HVB Group is impaired by deconsolidation effects year-on-year, resulting in lower figures being reported for income and expenses. To ensure that it is possible to make a meaningful economic comparison which has informative value, we are disclosing proforma figures in our consolidated financial statements. The proforma statement is based on the assumption that the Hypo Real Estate Group was no longer part of HVB Group last year. Consequently, the 2002 income and expenses of the Hypo Real Estate Group are not included in these proforma figures, deconsolidation effects arising from the spin-off are thus eliminated.

Operating revenues

Total operating revenues rose by 5.7% compared with last year to €10,116 million. These figures include the gains on the disposal of norisbank and Bank von Ernst totaling €468 million. The upward trend in operating performance is confirmed by the healthy development in the quarterly results. Even without gains on disposals, and despite the cessation of operating revenues from norisbank deconsolidated in September 2003, we achieved a sharp increase in contributions to income totaling €4.9 billion in the second half of 2003, compared with the first half of the year (€4.7 billion).

There was a year-on-year decline of a slight €55 million in net interest income. The main reasons for this were the decline in volumes resulting from the reduction in risk assets under the transformation program and exchange rate effects caused by the stronger euro, notably in relation to the dollar and some CEE currencies. We have almost completely offset these effects by improving margins in our lending operations. The interest margin based on average risk assets was increased by 26 basis points to 2.44% compared with last year.

Net commission income developed especially well compared with last year, up 4.6% to €2,795 million, with all activities (securities, depositary, foreign trade, lending and other services operations) making a contribution. The increase in securities and depositary operations resulted from higher transaction figures as well as sales of new investment products. At €1,466 million, the contribution to income made by net commission income in the second half of the year was way above the result achieved in the first six months (€1,329 million). The share of net commission income in operating revenues remained virtually unchanged at 27.6%, after 27.9% the year before.

At €820 million, the trading profit was able to again surpass the high prior-year level. The increase resulted from price-related operations.

Gains on the disposal of norisbank (€279 million) and Bank von Ernst (€189 million) are reflected in other operating income and expenses amounting to €620 million.

Administrative expenses

Through our capacity adjustment program, we were able to cut back administrative expenses by another 7.6% year-on-year, after having already lowered the costs of the old HVB Group by around 8% in the prior year. Currency and consolidation effects helped to reduce expenses. Without these effects, there would have been a 4.5% decline in total administrative expenses.

Cost-income ratio



in %
73
70
67
64
70.9
72.0
63.0
01
02
03
as a proportion of operating revenues (2001 and 2002 on a proforma basis)

Personnel expense was reduced by 3.8%, while other administrative expenses fell by 13.0%. Compared with the prior year level of 72.0%, there has been a major improvement to 63.0% in the cost-income ratio as a quotient of administrative expenses to total operating revenues. Excluding the gains on the disposal of norisbank and Bank von Ernst, this figure would stand at 66.0%. At 64.7% in the fourth quarter and 63.3% in the third quarter (without gains on disposal in either case), the best quarterly results in 2003 were achieved in the second half of the year.

Provisions for losses on loans and advances

In contrast to the prior year, we were spared any unpleasant surprises regarding our provisions for losses on loans and advances in 2003. At €2,313 million, they were 29.7% lower than in 2002. Stable quarterly figures showed that loan risks had been correctly assessed for the whole of 2003 at the outset of the year.

Operating result

The operating profit totaled €1,432 million after a loss of €613 million last year. The turnaround grew stronger as the year wore on. At €618 million in the second half of the year, we earned three quarters more without the non-scheduled gains resulting from the disposals than in the first six months (total €346 million).

Net income from investments, amortization of goodwill, and other income and expenses

The items below the operating result were dominated by considerable non-scheduled items. Net losses from investments amounting to €1,806 million arose from revaluation measures taken in our available-for-sale holdings in the year under review. These write-downs taken to the current market values serve to depress net income from investments by €1,989 million. By contrast, we achieved gains on disposals amounting to €127 million from the sale of Fünf Höfe and Union Versicherung, so that the balance of non-scheduled items on net income from investments amounted to minus €1,862 million. The prior year's net profit had been favorably influenced by high gains on realization.

Scheduled amortization of goodwill continues to be taken to our financial statements on the basis of IFRS, which differs from U.S. GAAP. Expenses incurred in this respect amounted to €216 million. Non-scheduled items arising from non-scheduled amortization of €902 million relating particularly to the goodwill of BA-CA has been taken to the income statement. This move decreases the amortization basis and hence has a positive impact on future income statements.

The risk shield for the new Hypo Real Estate Group is included in other expenses and revenues at €460 million.

Net income before taxes

All in all, the net loss before taxes of €2,146 million was depressed by some €3,351 million by revaluation measures and the risk shield and boosted by non-scheduled gains on disposal of €595 million. We have achieved net income before taxes amounting to €610 million and thus surpassed the band of €300 million – €600 million that we were looking to achieve (without the risk shield). This figure does not include the non-scheduled items resulting from revaluation measures for available-for-sale investments and goodwill, expenses from the risk shield and gains on the disposal of norisbank, Bank von Ernst, Fünf Höfe, and Union Versicherung.

Taxes on income

Taxes on income increased to €296 million as a result of reversals of deferred tax assets formed in previous years. Current taxes fell by €143 million, primarily attributable to the net income posted by our foreign subsidiaries. Deferred tax expenses arise from the reversal of temporary differences and the utilization of tax losses carried forward. The tax rate stands at 35% for net income before taxes totaling €842 million, which is adjusted by amortization of goodwill and non-scheduled items. It must be taken into account in this context that, as in the past, deferred tax assets were largely not reported for losses carried forward by the German companies.

Net income and minority interests

After income taxes, we are reporting a net loss of €2,442 million after a net loss of €850 million in 2002. Without the non-scheduled items described amounting to €2,756 million, net income of €314 million accrues.

Minority interests account for €197 million of net result. After the IPO of BA-CA in July, minority interests hold 22.5% of the shares in BA-CA. The new shares have full dividend entitlement for the entire fiscal year.

This means that the external shareholders are entitled to 22.5% of the net income reported by the BA-CA Group this year, which has resulted in an increase of minority interest posted. Last year, minority interests had a €41 million share in the losses.

The net loss for the year without minority interests amounts to €2,639 million. The additional paid-in capital of HVB Group declined by this amount. The return on equity after taxes adjusted for amortization of goodwill amounts to minus 11.2%. When additionally adjusted by non-scheduled items, it stands at 2.6%. By contrast, a figure of minus 2.8% was posted in the prior year.

Developments in the individual business segments

The revaluation measures in investments and the risk shield for the Hypo Real Estate Group in the Other/consolidation segment have resulted in a net loss before taxes amounting to €2,586 million in the segment report. In the Austria/CEE segment as well as in Corporates & Markets, the difference between net income before taxes and the operating result is mainly due to the non-scheduled amortization of goodwill. The net loss before taxes of the Real Estate Workout is depressed notably by absorbed losses of €152 million.

Segment results:

€ millions	Operating profit (loss) 2003	Net income (loss) before taxes 2003
Germany	278	224
Austria/CEE	453	(212)
Corporates & Markets	1,049	666
Real Estate Workout	(86)	(238)
Other/consolidation	(262)	(2,586)
HVB Group	**1,432**	**(2,146)**

Developments in the Germany segment

In the Germany segment, operating revenues increased by around 12% over the prior year, primarily due to gains on the disposal of norisbank and Bank von Ernst. Even without this effect, operating revenues are about 1% higher than in the prior year, despite the cessation of revenues in the fourth quarter from the deconsolidated norisbank. The healthy development in net commission income, up 4% compared to the prior year, contributed to this rise. The higher transaction volume in the securities business and the sale of attractive investment products were the crucial factors in this respect. Net interest income remained almost stable, notably due to the improved margin situation in lendings to customers, despite the decline in the lending volume.

Germany segment

Operating performance by business unit

€ millions	Private Customers	Corporate Customers & Professionals	Commercial Real Estate Finance	Consolidation	Total
Operating revenues					
2003	2,587	1,575	515	(1)	4,676
2002	2,156	1,516	527	(27)	4,172
Loan-loss provisions					
2003	312	640	503	—	1,455
2002	426	870	557	—	1,853
Administrative expenses					
2003	1,906	806	232	(1)	2,943
2002	2,253	772	259	(18)	3,266
Operating profit (loss)					
2003	369	129	(220)	—	278
2002	(523)	(126)	(289)	(9)	(947)
Cost-income ratio					
2003	73.7%	51.2%	45.0%	—	62.9%
2002	104.5%	50.9%	49.1%	—	78.3%

The 10% reduction in administrative expenses resulting from our capacity-adjustment measures helped to improve the cost-income ratio to 62.9%, or 69.9% without gains on disposals, compared with 78.3% in 2002. Despite the difficult market environment, we have continued to optimize our loan portfolio and hence reduced our loan-loss provisions by a strong 21%. Combined with improved profitability, this has given rise to an operating profit.

The net operating profit of the Private Customers business unit, which includes asset management and private banking activities, is dominated by the gains on the disposal of norisbank and Bank von Ernst. Even without this effect, the cost-income ratio has improved sharply, to 89.9%, on the back of a 15% decline in administrative expenses and stable operating revenues. At the same time, the 27% reduction in loan-loss provisions has led to a strong improvement in the operating result.

In the Corporate Customers and Professionals business unit, we raised operating revenues 4%. Despite the reduction in volumes in lending operations, net interest income remained stable thanks to increasing margins, especially in the short-term range. We continued to apply a selective approach to extending loans. As a result of the sharp reduction in loan-loss provisions, we achieved a turnaround in operating results compared to the prior year.

In a persistently difficult market environment, a clear decline in the negative contributions to earnings from operations has been achieved for the remaining commercial real estate finance business after the spin-off of the Hypo Real Estate Group.

Developments in the Austria/CEE segment

In the year under review, the Austria/CEE segment was able to continue its healthy business development from the year before and boost its operating result by one quarter. Operating revenues rose by 3%, with the strong increase in the trading profit and the rise in net commission income able to more than compensate for the fall in net interest income. In spite of a slight rise in administrative expenses, the cost-income ratio remained stable. There was a 10% decline in loan-loss provisions. These developments led to a 24% increase in the operating result.

In the Private Customers business unit of the Austria/CEE segment, the slight rise in operating revenues can be primarily attributed to favorable developments in the net commission income and other operating revenues. At the same time, net interest income fell slightly on the lendings side as a result of persistent pressure on the margin. With administrative expenses lowered, the cost-income ratio improved by around 3%. In spite of this, the operating result declined, primarily due to the loan-loss provisions that had increased for business customers.

Austria/CEE segment

Operating performance by business unit

€ millions	Private Customers Austria	Corporate Customers Austria	Central and Eastern Europe	Consolidation	Total
Operating revenues					
2003	1,271	985	943	—	3,199
2002	1,261	919	920	(1)	3,099
Loan-loss provisions					
2003	139	232	90	—	461
2002	97	264	150	—	511
Administrative expenses					
2003	1,019	576	690	—	2,285
2002	1,041	495	686	—	2,222
Operating profit (loss)					
2003	113	177	163	—	453
2002	123	160	84	(1)	366
Cost-income ratio					
2003	80.2%	58.5%	73.2%	—	71.4%
2002	82.6%	53.9%	74.6%	—	71.7%

In the Corporate Customers business unit in Austria, we exploited our position of market leadership to raise our operating profit to €177 million, after €160 million in 2002, despite the difficult economic climate. The 7% rise in operating revenues is mainly attributable to an 8% rise in net interest income resulting from competitive, risk-adjusted pricing policies. Although administrative expenses had risen, we achieved an 11% boost to our operating result from lower loan-loss provisions.

In Central and Eastern Europe (CEE), we, with our offices in 16 countries, have continued to consolidate our position as a leading network bank in the region through selective acquisitions combined with organic growth. A healthy increase in net income has been posted by this business unit, with the operating profit doubling to €163 million. The slight improvement in the cost-income ratio is mainly attributable to a rise in operating revenues despite higher administrative expenses. Loan-loss provisions have continued to fall.

The Bank Austria Creditanstalt Group (BA-CA Group) as a whole, including the results from the Corporates & Markets segment and the Other/consolidation segment together with group-specific items like amortization and the funding expense of goodwill adjusted by non-scheduled items, contributed €390 million to the net income before taxes of the new HVB Group. The system of segment reporting employed by HVB Group involves allocating all income and expenses to the business segments in line with causation. This takes place irrespective of whether they accrue directly at a Group company or need to be considered at corporate level, as is the case with the group-specific items mentioned. Consequently, the contributions to earnings made by BA-CA Group and all other Group companies with group-specific items do not, from the corporate point of view, match their primary net income. BA-CA Group has disclosed a primary net income before taxes of €648 million in its consolidated financial statements.

Developments in the Corporates & Markets segment

The Corporates & Markets segment performed well in the year under review and, at €1,049 million, achieved the highest contribution to earnings within HVB Group. The cost-income ratio improved to 44.1% on the back of a sharp fall in administrative expenses, with operating revenues remaining largely stable. In particular, the 64% decline in loan-loss provisions produced an operating result that is three times better than in the prior year.

In the Equity Markets business unit, the sharp increase in the trading profit in particular led to a rise in operating revenues. With a simultaneous decline in administrative expenses, the business unit posted an operating profit of €68 million.

Corporates & Markets segment

Operating performance by business unit

€ millions	Equity Markets	Debt Markets	Corporates	Consolidation	Total
Operating revenues					
2003	243	1,091	1,141	(10)	2,465
2002	198	1,050	1,336	(64)	2,520
Loan-loss provisions					
2003	—	—	330	—	330
2002	—	5	914	—	919
Administrative expenses					
2003	175	501	420	(10)	1,086
2002	248	631	506	(66)	1,319
Operating profit (loss)					
2003	68	590	391	—	1,049
2002	(50)	414	(84)	2	282
Cost-income ratio					
2003	72.0%	45.9%	36.8%	—	44.1%
2002	125.3%	60.1%	37.9%	—	52.3%

The Debt Markets business unit posted a vast 43% increase in its operating profit over the whole year, to €590 million. This is due in part to a systematic 21% reduction in administrative expenses resulting notably from the restructuring of Asian and U.S. operations. At the same time, operating revenues rose by 4%, hence improving the cost-income ratio to 45.9% from 60.1% in 2002.

The Corporates business unit cut back risk assets with a volume of €19.0 billion as part of the transformation process in the year under review, thus reducing its tied core capital. Operating revenues declined 15% as a result. All in all, an operating profit of €391 million was generated in 2003, thanks primarily to the 64% decline in loan-loss provisions. The consistent implementation of risk management served as a basis for this reduction. Administrative expenses fell by 17% in 2003, leading to a slightly improved cost-income ratio.

Financial situation

Total assets and lendings

Like the income statement, the balance sheet of HVB Group is heavily affected by the deconsolidation effects arising from the spin-off of the Hypo Real Estate Group.

The spin-off of the Hypo Real Estate Group resulted in shareholders' equity shown in the balance sheet falling by some €4.0 billion before changes in the valuation of financial instruments. At the same time, the amounts shown for the spun-off assets (before changes in the valuation of financial instruments) exceeded the amount for the spun-off liabilities by €3.7 billion. Moreover, deconsolidation effects amounting to €0.3 billion were also booked.

In the following comments, we confine ourselves to analyzing the development of volumes without these deconsolidation effects, thus using only the figures shown in the proforma balance sheet at December 31, 2002 to facilitate a year-on-year comparison.

The total assets of the new HVB Group amounted to €479.5 billion at December 31, 2003, 10.5% down on year-end 2002. The decline mainly results from lower placements, loans and advances to customers and reduced holdings of investments.

Our lending volume (loans to banks and customers, including contingent liabilities) fell by 10.0%, to €338.3 billion, in the course of the risk asset reduction program.

Investments include fixed-income securities of €9.1 billion (down 21.5%) held to maturity, available-for-sale securities and other financial instruments of €42.7 billion (down 19.7%), participating interests in companies valued at equity of €0.8 billion (up 45.3%), and investment property of €0.4 billion (down 12.0%). The revaluation measures carried out at year-end primarily concern available-for-sale investments.

Intangible assets fell to €2.7 billion, notably due to the scheduled and non-scheduled amortization of goodwill.

On the lending side, the main decreases related to loans and advances to banks, down €23.5 billion (17.2%) and promissory notes and other liabilities evidenced on paper, down €24.8 billion (down 16.8%).

At December 31, 2003, HVB AG set up plan assets in the form of a contractual trust arrangement (CTA) and transferred them to a legally independent trustee. By offsetting the transferred assets against company pension reserves, HVB Group pension reserves fell by €1.6 billion.

The increase in minority interests comprises the IPO of BA-CA (€1.0 billion) and the participating interest of an external investor in HVB Global Assets Company L.P. (€0.7 billion).

Shareholders' equity before changes in the valuation of financial instruments fell by 20.3%, to €10.9 billion, as a result of the spin-off of the Hypo Real Estate Group and covering the net loss for the year.

Reserves decreased by €4.0 billion on account of the spin-off. Retained earnings accounted for €2.9 billion of this figure and additional paid-in capital €1.1 billion. The retained earnings were completely consumed by the spin-off, while the additional paid-in capital additionally fell to €9.3 billion by providing cover of €2.6 billion for the net loss for the year.

The write-down taken on our available-for-sale holdings resulted in a countereffect in the available-for-sale reserve which primarily contains the differences between the fair values and the carrying amounts of our shareholdings, provided they are not classified as assets held for trading purposes. The available-for-sale reserve improved by €1.8 billion to €0.3 billion compared with the proforma figure for the prior year of minus €1.5 billion.

Revaluation measures taken for the available-for-sale investments did not have any effect on the total shareholders' equity shown in the balance sheet in the year under review, provided the market values of these investments were already below the carrying amounts in the prior year. The reason for this is that the reduction in additional paid-in capital is offset by an equivalent increase in the available-for-sale reserve.

The changes in fair values of hedging derivatives in effective cash flow hedges are disclosed in the hedge reserve. The changes in the value of these derivatives are offset by future compensating effects arising from the hedging relationships which are not yet permitted to be recorded in the balance sheet. This explains why the hedge reserve does not have any economic informative value when taken in isolation. In particular, no shareholders' equity has been consumed since the negative changes in the value of the derivatives in the balance sheet items are offset by historic undisclosed reserves. The available-for-sale reserve and the hedge reserve are not included for the purpose of calculating return on equity.

Risk assets and capital ratios

As a result of the spin-off of the Hypo Real Estate Group, risk assets fell by approximately €55 billion. At the same time, core capital declined by around €4.2 billion due to the Hypo Real Estate Group being provided with equity and deconsolidated.

In the following presentation of risk assets and capital ratios, figures at December 31, 2003 are again only compared with proforma figures at December 31, 2002.

Our risk assets compliant with BIS rules fell by 15.3% to €241.8 billion in the year under review, in the course of the risk asset reduction program. This reduction was achieved through organic contraction (€24 billion), securitization and the sale of the U.S. Real Estate Portfolio (€12 billion), and deconsolidation effects (€3 billion).

In addition, currency effects resulting from the rise in the euro against the dollar had an impact, as did several currencies in CEE states and the write-downs on our available-for-sale investments.

The market risk positions fell to €1.7 billion from €2.3 billion in 2002.

During the year under review, core capital as per approved annual financial statements declined by 1.6%, to €14.4 billion. Without the non-scheduled items arising from the revaluation of investments, core capital would have improved 14.3% to €16.7 billion.

Equity funds, which include both liable equity of €24.4 billion and Tier III capital of €1.2 billion, fell by 1.4%, to €25.6 billion.

The core capital ratio compliant with BIS rules would have totaled 6.8% without impairment, after 5.1% in the prior year. As a result of the revaluation measures it stands at 5.9% at December 31, 2003.

The equity funds ratio compliant with BIS rules increased from 8.2% to 9.7%. Without impairment, it would have stood at 10.8%.

A bank's liquidity is evaluated using the liquidity ratio defined in Principle II of the German banking supervisory regulations. This figure is the ratio of cash and cash equivalents available within a month to the payment obligations falling due in this period. Liquidity is considered adequate if the ratio is at least 1.0. At HVB AG, the figure averaged 1.2 in 2003 (2002: 1.2).

Balance sheet



€bn
800
600
400
200
01 02 03
Total assets
Risk assets compliant with BIS

Events after December 31, 2003

After we decided to pare back major equity positions more rapidly than originally planned and hence took write-downs on the shareholdings to their fair values in the 2003 financial statements, a number of significant disposals of shareholdings have taken place. For example, our 3.2% holding in Allianz AG was sold completely by the end of February 2004 and the participating interest in Münchener Rückversicherungs-Gesellschaft AG was reduced from 13.2% to less than 10%. As a result of the recent revaluation at the end of 2003, the disposals have not had any significant effects on the 2004 income statement.

To build a sound financial foundation for profitable growth in HVB Group in the coming years, the Bank announced a capital increase with subscription rights of at least €3 billion in February 2004. The subscription price for the new shares is to be disclosed on March 18, 2004; the subscription period is scheduled to run from March 23 to April 5, 2004. All things being equal, the inflow of liquidity at the beginning of April 2004 will improve the core capital ratio in the corporate group to more than 7%.

A basic plan was jointly drawn up for the integration of Vereins- und Westbank Aktiengesellschaft into HVB AG at the start of the year. Our participating interest in Vereins- und Westbank AG rose to around 92% at the end of January 2004. The legal aspects of the integration are scheduled for completion in the second half of this year.

Last year, we merged our two private banks, Bankhaus Gebrüder Bethmann and Bankhaus Maffei & Co. KGaA, to form Bankhaus BethmannMaffei OHG, and then sold our equity holding. The transaction was completed in January 2004 after the regulatory authorities had approved. Bankhaus BethmannMaffei OHG had total assets of €742 million and 212 employees at December 31, 2003. Net income for 2003 totaled €1 million.

In February 2004, we sold our participating interest of 61.7% in Brau und Brunnen AG, and thus a further step was taken in the reduction of non-strategic industrial holdings. The transaction is still subject to the approval of the antitrust authorities. Similarly in February 2004, BA-CA sold around 9.6 million shares in Wienerberger AG at a price of €24.5 per share.

The Austrian government is planning to reduce the rate of corporate income tax from 34% to 25%. This is expected to become law in July 2004 and take effect on January 1, 2005. The likely change in the tax rate as of 2005 would, provided all other parameters remain the same, reduce the deferred tax assets of BA-CA Group resulting from unused losses carried forward by €91 million. Nevertheless, consumption by future tax profits is to be revalued over the next few years.

Outlook

Management's Discussion and Analysis and the rest of the Annual Report include statements, expectations and forecasts concerning the future. These forward-looking statements are based on planning and estimates that are supported by all the information that is available to us at the present time. We assume no obligation to update these statements in the light of new information or future events. Known or unknown risks and uncertainties may be entailed in forward-looking statements, and the actual results and developments may thus differ significantly from those expected at present. Such discrepancies may result particularly from changes to the general economic climate and the competitive situation, developments on international capital markets, the possible default of borrowers or contracting parties in commercial transactions, the implementation of restructuring measures, amendments to national and international laws, notably to tax regulations, the reliability of our risk management procedures and methods as well as other risks, some of which are described in detail in the Risk Report.

The following general macro-economic and sector-specific conditions have served as a basis for planning:

The recovery of the world economy is set to continue. However, persistent structural weaknesses are preventing a stronger upturn. Growth in the United States will be reinforced by further fiscal stimuli. The consistently flourishing regions of emerging Asia and Central and Eastern Europe will remain the drivers of global expansion.

With a 1.6% increase in its GDP, the euro area will probably be among the slowest-expanding regions again this year. Growth in Germany is expected to reach 1.2% for the whole of 2004. Consistently robust exports coupled with tax cuts are fueling the upturn in the economy, despite the appreciation of the euro. Nevertheless, investors and private households probably have been unsettled by the structural reforms implemented in the health care system and on the labor market at the beginning of the year, together with the measures taken to finance the tax reform, which will depress the rate of growth.

The Austrian economy will pick up quickly in 2004 to expand by a total of 2.1%.

Countries in Central and Eastern Europe can also be expected to benefit from the more benign international climate. GDP in this region will rise by 4% on average year-on-year, supported by the lift in exports and investment.

The European Central Bank is likely to exercise extreme caution when it comes to increasing interest rates, and will only act toward the end of the year at the earliest. Long-term interest rates are set to remain at a relatively low level.

European stock markets are expected to continue recovering in 2004. Restructuring measures taken in recent years and a renewed increase in capacity utilization are enabling companies to improve their profitability even in an environment of poor GDP growth. An average 10% profit increase is thus realistic for 2004 and 2005. After the bull market of recent months, it is quite probable that stock prices will tend to mark time for a while during the year. Nevertheless, the favorable underlying conditions (rising corporate profits, low interest rates, moderate values, good liquidity environment) suggest that the upturn will persist over the medium term.

Currency markets continue to be marked by imbalances, giving rise to expectations of persistently high volatilities. The appreciation of the euro is not over yet, but this will probably be interspersed with phases in which the common currency weakens.

All in all, the European banking industry cannot expect to enjoy a strong economic tailwind in 2004. After three years of stagnation, and in the light of restrained growth, the situation regarding bankruptcies is unlikely to ease either.

Against this backdrop, we have again set ourselves ambitious goals in terms of ensuring a strong boost to our capital base and improving our operating performance in 2004. The capital increase of at least €3 billion is intended to improve the core capital ratio in the corporate group to over 7% and thus build a much sounder financial foundation for the future development of HVB Group after wide-ranging revaluation measures taken in the 2003 financial statements. At the same time, the core capital ratio is set to rise by year-end on the back of stable risk assets and reinvestment of profits in the corporate group.

Volumes and core capital ratio as per BIS rules	**2004 e**	**2003**
Risk assets, €bn	≤250	242
Core capital ratio under BIS rules, in %	approx. 7	5.9

After completing the 2003 transformation program, we are looking to make a sustained improvement to our performance in the current year by sharply increasing our operating revenues, keeping rises in administrative expenses to a moderate level, and significantly reducing our provisions for losses on loans and advances. To facilitate comparison, prior year values are adjusted in this Outlook by the non-scheduled items resulting from disposals, the current income and expenses of the deconsolidated companies norisbank, Bank von Ernst and Bankhaus BethmannMaffei that are no longer included in 2004, and the effects arising from the CTA.

Net interest income will again stand roughly at the adjusted prior year's level, although considerably depressed after the sharp decline in risk assets in 2003. However, we can compensate for this effect on volume by investing the funds released by the disposal of shareholdings so that they yield higher returns, by earning more interest income on the higher capital base, and by raising margins further to reflect strict risk-adjusted pricing of our lending operations. A good foundation for further earnings growth was already laid in net commission income and trading profit in 2003. Both of these components of our earnings remained virtually unaffected by the 2003 transformation program. Due to the more favorable climate on international capital markets, we expect a clear increase in our net commission income, notably in the securities and depositary business, as well as significant growth in other sectors as a result of the slight improvement to the underlying macro-economic conditions at home and abroad. In our trading business, we are now focusing more strongly on new, structured products that are to contribute to a sharp rise in net income.

Administrative expenses are expected to remain stable in 2004. The effect of standard wage increases on personnel expenses will be offset by cost-cutting measures. Taken together with the anticipated increase in operating revenues, these measures are expected to yield positive effects in terms of both the cost-income ratio and net income. At the same time, considerably lower loan-loss provisions thanks to the upturn in the economy will boost earnings.

All in all, our plans call for the operating result to rise sharply in 2004 (compared with some €900 million in 2003). The high costs incurred by the risk shield for the Hypo Real Estate Group, which will total no more than €130 million in 2004, are omitted from the items below operating profit (loss) as well as the non-scheduled items resulting from revaluation measures for investments and goodwill. In addition, scheduled amortization of goodwill will be reduced by some €50 million each year after the high non-scheduled amortization taken in 2003.

Our expectations can be summarized and compared with the prior year on the basis of the planning bands as follows (to facilitate comparison in 2003, the non-scheduled items arising from disposals have been eliminated as well as the current income and expenses for the deconsolidated companies norisbank, Bank von Ernst and Bankhaus BethmannMaffei no longer included in 2004 and the effects resulting from the CTA):

Performance indicators	2004 e	2003
Total operating revenues, €m	9,600–10,000	9,256
Administrative expenses, €m	6,100–6,300	6,091
Loss-loss provisions, €m	1,900–2,100	2,269
Operating profit, €m	1,400–1,700	896
Cost-income ratio, in %	63–65	65.8

In our system of accounting for the business segments, we expect all three business segments – Germany, Austria/CEE, and Corporates & Markets – to report sharp increases in net income for 2004. The Germany segment is looking for a sharp increase in operating revenues calculated on a comparable basis after the disposal of norisbank, Bank von Ernst and Bankhaus Bethmann-Maffei. The Germany segment is also aiming to post an improved result before taxes on the back of stable administrative expenses and a significant decline in loan-loss provisions. A sharp increase in net income before taxes is likewise anticipated in Austria/CEE, driven by a rise in operating revenues together with stable administrative expenses and lower loan-loss provisions. A rise in operating revenues is similarly expected in Corporates & Markets, which, combined with falling costs and lower provisions for loans on loans and advances, will boost net income before taxes.

For 2005, we are looking to continue our trend of rising operating revenues and falling loan-loss provisions compared with the 2004 plan. Despite a slight rise in administrative expenses, the operating result is expected to increase significantly. The risk shield for the Hypo Real Estate Group, which is still included at €130 million in 2004, is omitted from the items below the operating result.

RISK REPORT

Groupwide risk control and risk management

HVB Group has placed the control and cross-segment management of risk under the leadership of the Chief Risk Officer, whose responsibilities encompass all core functions of identifying, analyzing and assessment of risks, along with their ongoing control and management. Within the framework of our overall bank management concept based on value creation, these functions are in turn closely intermeshed with our general processes for planning, management and control.

Chief Risk Officer organization

In line with the strict segregation of sales and credit organizations ("front office" and "back office") required under the Minimum Requirements for the Credit Business of Credit Institutions (MaK), HVB Group integrated the regional credit units – previously positioned within the business segments – and the Restructuring and Workout unit into the area of responsibility of the Chief Risk Officer in the year under review.

As part of a restructuring of the committees of the HVB AG Supervisory Board, a new Risk Committee was set up with effect as of August 1, 2003. Through this committee, which will meet at least four times a year, the Supervisory Board will receive timely and comprehensive information from the Board of Managing Directors on the current risk situation – especially with regard to market, credit and country risks – as well as risk management. With this move, we have taken into account the important role played by the early identification and control of risks by our Bank in the monitoring and advisory activities of the Supervisory Board.

Group Credit Risk Management

The Group Credit Risk Manager is responsible for managing the credit risk of HVB Group and exercises functional authority over the entire credit organization. His responsibilities include optimizing the loan portfolio, for instance through capital market activities or pricing, as well as defining Groupwide standards in the areas of credit policy and credit processes. In addition, he is involved in developing and implementing methods for measuring credit risk. The Group Credit Risk Manager oversees the regional credit units as well as the central organization of senior risk managers, and acts as the line supervisor of the latter.

In addition to making credit decisions and preparing them above a certain loan size, senior risk managers are responsible for risks associated with their assigned portfolios and developing portfolio strategies for industries, products and countries. Their specialized knowledge ensures the good quality of our credit decisions.

At the first indication of increased risk or a possible default, responsibility for the exposure is transferred to a restructuring unit or, if restructuring is no longer possible, to the workout units.

Group Asset Liability Management

The Group Asset Liability Management unit is responsible for the Groupwide management of short-term and long-term liquidity to ensure that the Bank has adequate liquidity at all times and to optimize the funding costs. Key instruments are coordinated operations on money markets and capital markets as well as the specification of liquidity profiles of Group units. Other tasks of Group Asset Liability Management include asset/liability management, balance sheet structure management, and measures to optimize regulatory capital.

The measures implemented in connection with these functions serve to support HVB Group's rating and return targets.

Risk Control

Group Risk Control ensures Groupwide record-keeping on the risk situation of our Bank and uniform assessment and quantitative evaluation of risks. Its primary tasks and competencies are: ongoing, independent risk measurement and monitoring; responsibility for methods and methodology, including the development and continuing improvement of suitable models for measuring risks; and reporting to the Board of Managing Directors. In addition, Risk Control is responsible for Groupwide risk aggregation and risk capital allocation as well as the implementation of uniform, consistent risk control standards, and the corresponding statutory and regulatory requirements.

Group Risk Control exercises functional authority over the risk controllers operating locally in the foreign branches and subsidiaries.

Group Audit

Also operating as an independent organizational unit, Group Audit acts on behalf of the Group Board and reports directly to the Chief Financial Officer (CFO). Group Audit primarily performs the internal audit function at the parent bank. It additionally acts in various layers for Group subsidiaries. Its duties range from a control and advisory function based on a standardized system of reporting through to complete execution of the subsidiaries' internal audit function.

The Minimum Requirements for the Internal Audit Function of Credit Institutions issued by the Federal Financial Supervisory Authority stipulate that all operational and business processes must be audited at least every three years – if useful or appropriate – and all processes subject to especially high levels of risk must be audited at least once a year.



Front office
Sales organization
in the business segments
Back office
Chief Risk Officer
Credit risk organization
Group Credit Risk Management
Restructuring and Workout
Risk Control
Group Asset Liability Management

Risk Report

Risk-oriented planning of audits

The planning of audits is carried out autonomously and in a risk-oriented manner. Every planning unit is assigned a risk value under a standardized risk assessment process. The risk value calculated in this way serves as a basis for assigning an audit interval. The existing process has undergone further development and is being used for the first time in the 2004 planning process.

An annual review is prepared to provide the Board of Managing Directors with an overview of essential audit findings and conclusions, as well as their current status.

At the regular sessions of the Supervisory Board's Audit Committee, the head of Group Audit reports on current trends and results in auditing activities.

Overall bank management

Capital market-oriented Group management

The main focus of our capital market-oriented management is on investment and the value-oriented allocation of our capital resources to business activities with attractive risk-return ratios. Within the framework of our dual management principle, the business segments and their business units are allocated both regulatory (or used core) capital and risk capital. Both resources are expected to yield an appropriate return, which is derived from the expectations of the capital markets and is expected to be earned by our business units.

Allocation of capital resources

a) Used core capital

The amount of regulatory capital required to back the operations of the Bank's individual business segments and business units is determined in accordance with the used core capital of these units as defined in the Basel recommendation on regulatory capital. For this purpose, however, we do not apply the minimum capital backing of 4.0% stipulated by these rules; instead we apply a rate of 7.0%, thereby creating a core capital cushion.

Since we are striving for a long-term stabilization of our core capital ratio at a level of at least 7.0% in 2004 and in the subsequent years, this ratio comprises the basis for allocating used core capital to the individual business segments.

In calculating the regulatory capital for market risks, we incorporate an analogous core capital cushion.

b) Risk capital

At HVB Group we distinguish the following types of risk:

- Credit risk
- Liquidity risk
- Market risk
- Operational risk
- Business risk
- Risks arising from our own real estate portfolio
- Risks arising from our shareholdings/financial investments
- Strategic risk

All figures on these risk types shown in the Risk Report in the 2002 Annual Report still included the Hypo Real Estate Group. As a result of the spin-off of the Hypo Real Estate Group in 2003, the prior year figures for 2002 shown below are based on a proforma view (designated in the tables as "new HVB Group") to permit an economically meaningful and conclusive comparison. For the purposes of the proforma view, we assume that the Hypo Real Estate Group ceased to be part of HVB Group in the prior year.

Uniform quantification of risk

With the exception of liquidity and strategic risk, we measure all risk types using a value-at-risk approach under which potential unexpected losses are measured to a defined confidence level.

Based on this uniform quantification, risk capital is allocated on a Groupwide basis, generally for a one-year period.

Development of risk quantification methods

For this purpose, the required confidence level to be applied when determining the appropriate capital funding was raised in the year under review. Based on our medium-term target rating, the new confidence level is 99.95%, as compared with the previous level of 99%. The resulting sharp increase in risk capital values was largely offset through the inclusion of additional risk-reducing portfolio effects (diversification effects). In addition to the inclusion of portfolio effects between the individual risk types, which was already in place, we now include portfolio effects within a single risk type across individual business/Group units (prior year: individual values of all units were still aggregated).

The future risk capital requirements of the business segments and their business units are determined under the annual planning process in close cooperation between Risk Control and the individual operating units. After approval by the Group Board, the amounts of capital are anchored in the control and reporting instruments.

We also monitor and analyze liquidity risk and strategic risk on a continuous basis, and not, however, by means of risk capital coverage. Instead it is managed using other instruments (see the sections on these risk types in the Risk Report).

Group risk capital

Our Group risk capital (including minority interests) amounts to €9.9 billion after applying the changes in methodology described above, taking into account all risk-reducing portfolio effects. This represents a slight decrease of €0.5 billion compared with the previous year's value, which was calculated using comparable methods. The decline in risk capital, primarily associated with our shareholdings/ financial investments, was partially offset by an increase in credit risk. The increased credit risk is not the result of taking on more risk. Instead, this reflects the impact of changed portfolio effects within our Groupwide credit risk, as well as adjustments in the year under review – partly as a consequence of Basel 2 – to the parameters used in our credit risk portfolio model (see the section on the monitoring and control of credit risk in the Risk Report).

The risk capital requirements in the Germany business segment and the Austria & Central and Eastern Europe (CEE) segment were stable. The reduced requirements in the Corporates & Markets business segment are largely attributable to the redimensioning of our business activities in the United States (including the disposal of our U.S. real estate portfolio) and the inclusion of portfolio effects within market risks.

The Bank's ability to cover risk

In an analysis of our ability to support risk, we regularly measure the Group's risk capital against the capital cushion available to cover risk. These values also include our minority interests (in the figures shown in the 2002 Annual Report, the subsidiaries are included in the risk capital and in the capital cushion only on a prorated basis according to the percentage of the stakes held). This capital cushion basically consists of capital components required by the regulatory authorities, price and property


Capital markets' yield expectations of HVB Group
Return expectations on capital resources
Used core capital
Takes regulatory requirements into account
Risk capital
Takes financial risks into account
Resource optimization

reserves, and sustainably attainable earnings. However, when determining the economic capital cushion available to cover risk, capital components and reserves are used more comprehensively than recognized by the regulatory authorities.

With the capital cushion to cover risks equalling €31.5 billion at the end of the year, as against a comparable figure of €32.7 billion in the prior year, the total risk capital of €9.9 billion results in a utilization of approximately one-third of the cushion. The decline in the capital cushion was the outcome of a reduction of reserves (compensation for net loss) and the subordinated debt (expired maturities).

Capital management in line with statutory capital rules

Capital adequacy ratios

To manage our regulatory capital, we apply four capital adequacy ratios, for which we have established minimum values:

- core capital ratio (ratio of core capital to risk-weighted assets);
- core capital fulfilment ratio (ratio of core capital actually available to minimum regulatory core capital);
- equity capital ratio (ratio of equity capital to risk-weighted assets);
- equity funds ratio (ratio of equity funds to the sum of risk-weighted assets and market risk positions weighted by a factor of 12.5).

More detailed information on these ratios in 2003 is contained in the Financial Review and in the notes to the consolidated financial statements (Note 72) in the present Annual Report.

Risk capital after portfolio effects*

Confidence level 99.95%

Broken down by risk type	2003	2003	2002	2002
	€ millions	in %	€ millions	in %
				new HVB Group
Market risk	277	2.8	360	3.5
Credit risk	2,718	27.3	2,266	21.8
Business risk	977	9.8	967	9.3
Operational risk	1,364	13.7	1,375	13.2
Risks arising from the Bank's own real estate portfolio	284	2.9	323	3.1
Risks arising from the Bank's shareholdings/financial investments	4,321	43.5	5,111	49.1
Total	**9,941**	**100.0**	**10,402**	**100.0**

Broken down by business segment	2003	2003	2002	2002
	€ millions	in %	€ millions	in %
				new HVB Group
Germany	2,249	22.6	2,232	21.5
Austria/CEE	1,939	19.5	1,976	19.0
Corporates & Markets	1,521	15.3	1,924	18.5
Real Estate Workout	5	0.1	21	0.2
Other (including shareholdings/ financial investments not allocated to the business segments)	4,227	42.5	4,249	40.8
Total	**9,941**	**100.0**	**10,402**	**100.0**

* To ensure methodological comparability, the prior year figures were adjusted accordingly

When budgeting the four above-mentioned ratios, we take into account the shrinkage and volatility of our equity funds (repayment of supplementary capital components, change in revaluation reserves due to market conditions, exchange rate influences, etc.) along with the fluctuations affecting risk-weighted assets and market risk positions.

The process

To determine the appropriate capital funding, we have essentially defined the following process:

- Based on our multi-year planning, we prepare a rolling eight-quarter projection for ongoing forecasting of our capital ratios in accordance with the Basel recommendation on regulatory capital.
- Reports on the actual ratios and significant effects on them are submitted every month to a committee of the Board of Managing Directors (Group Asset & Liability Committee). The committee decides on appropriate action if the actual ratios deviate significantly from plan.

Risk monitoring and control

a) Credit risk

Credit risk is defined as potential losses arising from a customer default or loss of credit rating. Such risks include loan default risk, counterparty risk, issuer risk and country risk.

Presentation of credit risks in the consolidated financial statements

Loan default risk is defined as the potential losses arising from commercial lending operations. We created total

Loan default risk

provisions for losses on loans and advances of €2,313 million for these risks in 2003. Of this amount, €1,455 million relates to the Germany business segment, €461 to Austria & Central and Eastern Europe, and €330 to Corporates & Markets.

The mission of the Real Estate Workout division is to reduce its entire portfolio as quickly as possible, at the best possible terms, and to avoid additional losses by instituting special risk management structures. In 2003, we succeeded in reducing the total portfolio volume in this area by €1.2 billion, from €4.2 billion to €3.0 billion. To date, the provisions for losses on loans and advances taken on the real estate workout portfolio amount to €0.9 billion, corresponding to a provision rate of around 28%.

Country risk

Country risk is defined as the transfer and conversion risk resulting from finance facilities for which no provisions have been made, maturing in more than one year, net of collateral in both cases.

Country risks decreased marginally by €1 million during 2003 compared to the prior year. The volume of loans involving risk decreased by €33 million in the year under review to €66 million.

The total volume of the Group's country risk provisions amounts to €61 million.

Loan-loss allowances

Including write-offs taken on the lending portfolio equal to €2.8 billion, the total loan-loss allowances, including allowances for losses on guarantees and indemnities, decreased by €0.8 billion to €11.9 billion in 2003. With these steps, we have adequately provided for all identifiable risks inherent in our lending operations. The methods used to value our loan receivables are described in the notes to the consolidated financial statements.

Counterparty risk

Counterparty risk is defined as the potential losses arising from the default or deterioration of credit ratings of counterparties with whom we have engaged in OTC derivatives transactions involving interest rates, foreign currencies, equities/indexes, credit derivatives and other derivatives outstanding at year-end. These transactions are mainly concluded to hedge trading positions against fluctuations in interest rates, foreign exchange rates or other market prices. They also serve to provide cover for on- and off-balance-sheet items within asset/liability management or, in the case of credit derivatives, to manage credit risk.

At year-end 2003, the nominal amounts of derivative transactions totaled approximately €3,232 billion.

Of the total nominal volume of derivatives, €2,717.3 billion (84.1%) relates to interest rate derivatives, €349.1 billion (10.8%) to foreign exchange derivatives, €122.7 billion (3.8%) to equity/index derivatives, and €42.8 billion (1.3%) to credit derivatives.

In terms of remaining maturity, the largest part of the derivatives volume belongs to the shortest time bucket (due within one year). The derivatives traded on futures and options exchanges account for 7.5% of the total volume. One of the reasons why the significance is relatively low is that the risks associated with exchange-traded derivatives can be neutralized by liquidating the contracts (reducing the overall volume), whereas in the OTC business, it is generally necessary to establish an offsetting position (increasing the volume).

The nominal volume in itself does not provide a suitable basis for drawing conclusions about the risk inherent in our derivatives business. Gross replacement values for OTC transactions serve as a useful indicator to quantify the values actually at risk. These are computed under the marked-to-market method as the sum of all positive market prices, ignoring risk-reducing netting agreements and individual credit weightings. Based on this definition, the maximum risk of default was €47.1 billion, or 1.5% of the total nominal volume outstanding, at the end of 2003. This value does, however, represent a worst-case scenario for counterparty risk, as it assumes simultaneous default by all counterparties in the complete absence of netting agreements. Taking into account the risk-reducing effects of existing netting agreements, the risk of default falls by €37.9 billion at the end of 2003. Additionally, the provision of collateral for OTC transactions leads to a further reduction of counterparty risk; at the end of 2003, this effect amounted to approximately €2.6 billion. After risk reduction through the application of netting effects and collateral provided by borrowers, the remaining counterparty risk amounts to €6.6 billion.

OECD governments, banks and financial institutions, which are rated as first-class borrowers from a regulatory viewpoint, account for 94.9% of counterparty risk before netting (new HVB Group at December 31, 2002: 92.7%; old HVB Group: 93.0%).

Credit derivatives

The rising need for instruments to manage credit risk has fostered the development of so-called credit derivatives. These vehicles make it possible to trade and hedge credit risks without altering the original credit relationships. This product group consists of three basic types: credit default swaps, total return swaps, and credit-linked notes.

A substantial portion of our business volume in credit derivatives results from HVB Group's securitization programs, which primarily serve to reduce risk-weighted assets. Further details are presented in the notes to the consolidated financial statements (Note 55) in the present Annual Report.

In a departure from our prior-year presentation in the 2002 Annual Report, we show counterparty risk (positive market values) for credit default swaps and total return swaps only. Counterparty risk is not shown for credit-linked notes, since they have the character of securities, unlike pure derivatives, and therefore carry issuer risk instead of counterparty risk.

Derivatives volume

€ millions	Nominal amount						Counterparty risk		
	Remaining maturity			Total	Total	Total			
	less than 1 year	1 to 5 years	more than 5 years	2003	2002 new HVB Group	2002 old HVB Group	2003	2002 new HVB Group	2002 old HVB Group
Interest rate derivatives	**1,646,251**	**653,609**	**417,477**	**2,717,337**	**2,272,354**	**2,394,136**	**32,658**	**39,592**	**41,850**
OTC products									
FRAs	267,322	15,793	—	283,115	121,577	132,948	96	188	196
Single-currency swaps	1,108,972	557,710	386,598	2,053,280	1,783,647	1,886,518	31,076	37,895	40,040
Interest rate options									
– purchased	24,908	35,157	14,824	74,889	88,279	90,396	1,482	1,506	1,611
– written	29,142	37,306	16,055	82,503	89,077	94,500	—	—	—
Other interest rate derivates	4,022	3	—	4,025	2,295	2,295	4	3	3
Exchange-traded products									
Interest rate futures	63,256	7,640	—	70,896	75,006	75,006	—	—	—
Interest rate options	148,629	—	—	148,629	112,473	112,473	—	—	—
Foreign exchange derivatives	**298,613**	**40,563**	**9,891**	**349,067**	**351,644**	**356,917**	**9,669**	**8,079**	**8,198**
OTC products									
Foreign exchange forwards	173,304	13,424	173	186,901	220,007	220,135	7,004	6,385	6,386
Cross-currency swaps	9,127	24,295	9,560	42,982	47,918	53,063	1,178	939	1,057
Foreign exchange options									
– purchased	53,177	1,345	79	54,601	38,980	38,980	1,487	755	755
– written	63,005	1,499	79	64,583	44,739	44,739	—	—	—
Other foreign exchange derivatives	—	—	—	—	—	—	—	—	—
Exchange-traded products									
Foreign exchange futures	—	—	—	—	—	—	—	—	—
Foreign exchange options	—	—	—	—	—	—	—	—	—
Equity/index derivatives	**32,221**	**81,287**	**9,155**	**122,663**	**55,874**	**55,874**	**4,491**	**3,947**	**3,947**
OTC products									
Equity/index swaps	—	—	—	—	—	—	—	—	—
Equity/index options									
– purchased	6,662	36,449	5,294	48,405	17,544	17,544	4,397	3,947	3,947
– written	11,539	33,243	2,328	47,110	20,523	20,523	—	—	—
Other equity/index derivatives	3,327	653	535	4,515	5,062	5,062	94	—	—
Exchange-traded products									
Equity/index futures	3,197	—	—	3,197	1,536	1,536	—	—	—
Equity/index options	7,496	10,942	998	19,436	11,209	11,209	—	—	—
Credit derivatives[1]	**6,880**	**16,363**	**19,576**	**42,819**	**50,169**	**61,385**	**294**	**921**	**922**
Other transactions	**10**	**7**	**—**	**17**	**627**	**627**	**1**	**34**	**34**
Total	**1,983,975**	**791,829**	**456,099**	**3,231,903**	**2,730,668**	**2,868,939**	**47,113**	**52,573**	**54,951**

[1] For details, see the table entitled Credit derivatives below

Counterparty type

	Counterparty risk					
	2003	2002	2002	2003	2002	2002
	€ millions	€ millions	€ millions	Structure in %	Structure in %	Structure in %
		new HVB Group	old HVB Group		new HVB Group	old HVB Group
OECD central governments (and central banks)	243	378	405	0.5	0.7	0.7
OECD banks	41,413	46,531	48,858	87.9	88.5	88.9
OECD financial institutions	3,049	1,844	1,868	6.5	3.5	3.4
Non-OECD central governments (and central banks)	6	28	28	0.0	0.1	0.1
Non-OECD banks	145	167	167	0.3	0.3	0.3
Non-OECD financial institutions	72	—	—	0.2	0.0	0.0
Other companies and private individuals	2,185	3,625	3,625	4.6	6.9	6.6
Total	**47,113**	**52,573**	**54,951**	**100.0**	**100.0**	**100.0**

Credit derivatives

€ millions	Contract volume						Counterparty risk		
	Remaining maturity			Total	Total	Total			
	less than 1 year	1 to 5 years	more than 5 years	2003	2002 new HVB Group	2002 old HVB Group	2003	2002 new HVB Group	2002 old HVB Group
Banking book	**186**	**827**	**12,989**	**14,002**	**18,880**	**30,096**	**15**	**62**	**63**
Protection buyer									
Credit default swaps	125	559	10,760	11,444	16,348	24,642	15	61	61
Total return swaps	—	—	2,000	2,000	2,000	2,000	—	1	1
Credit-linked notes	10	27	117	154	414	2,543	—	—	—
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	51	235	112	398	99	138	—	—	1
Total return swaps	—	—	—	—	—	—	—	—	—
Credit-linked notes	—	6	—	6	19	773	—	—	—
Other	—	—	—	—	—	—	—	—	—
Trading book	**6,694**	**15,536**	**6,587**	**28,817**	**31,289**	**31,289**	**279**	**859**	**859**
Protection buyer									
Credit default swaps	919	7,221	3,329	11,469	11,197	11,197	34	419	419
Total return swaps	2,459	913	609	3,981	4,611	4,611	2	370	370
Credit-linked notes	—	169	130	299	497	497	—	—	—
Other	—	—	—	—	—	—	—	—	—
Protection seller									
Credit default swaps	1,300	6,846	1,533	9,679	10,063	10,063	167	52	52
Total return swaps	2,016	366	966	3,348	4,660	4,660	76	18	18
Credit-linked notes	—	21	20	41	261	261	—	—	—
Other	—	—	—	—	—	—	—	—	—
Total	**6,880**	**16,363**	**19,576**	**42,819**	**50,169**	**61,385**	**294**	**921**	**922**

Reference assets

€ millions	Contract volume						
	Credit default swaps	Total return swaps	Credit-linked notes	Other	Total 2003	Total 2002 new HVB Group	Total 2002 old HVB Group
Public bonds	1,400	24	58	—	1,482	1,693	1,882
Corporate bonds	20,252	8,205	369	—	28,826	30,851	30,851
Equity	—	—	—	—	—	928	928
Other	11,338	1,100	73	—	12,511	16,697	27,724
Total	**32,990**	**9,329**	**500**	**—**	**42,819**	**50,169**	**61,385**

Monitoring and control of credit risk

Our control and management of credit risks is based on an integrated concept of clearly defined and documented principles, bodies with well-defined powers, as well as compatible procedures, systems and processes.

Credit policies

The rules governing our Bank's lending business are based on a four-level structure. The general credit policy of HVB Group defines binding standards for the credit organization applicable for the entire corporate group, the key material credit rules, and the core elements of the credit process. Within the terms of these general guidelines, the heads of the regional credit units define the general credit policies for the business segments. These are supplemented or amended in special credit policies that cover specific risks or special aspects of the credit process, the organization, or the statutory framework. These credit policy standards are implemented and made precise in operating guidelines.

Strategic Group Credit Committee

Our Strategic Group Credit Committee, established in 2002, has proven its worth as a central body for making strategic decisions in our lending activities. Alongside the Chief Risk Officer and the Group Credit Risk Manager, this body includes representatives from all business segments as well as Risk Control. This committee conducts ongoing, detailed analysis of our loan portfolio and draws conclusions for the strategic orientation of our business activities. In addition, it discusses and determines the methods, processes, and procedures applied to the risk management of our loan portfolio, which are included in our lending policies.

Minimum Requirements for the Credit Business

After the regulatory authorities published the Minimum Requirements for the Credit Business of Credit Institutions (MaK) in December 2002, we conducted a weak-point analysis at the beginning of 2003 in order to identify areas where action is required.

We concluded that many of the standards defined under the minimum requirements (for instance the functional segregation of "front office" and "back office," comprehensive risk control, separate voting on lending decisions, risk classification processes, etc.) are already adequately taken into account in our existing structures, procedures and processes, and are consequently fulfilled as specified in the MaK requirements. The remaining weaknesses are being eliminated in accordance with the established decentralized responsibilities of business and support units. We made good progress in this area in 2003.

The timetable specified by the regulatory authorities requires all qualitative minimum requirements to be fully met by mid-2004. An extended implementation deadline until the end of 2005 applies to the necessary changes to IT systems. Due to our favorable starting position and the early start in our activities, we expect to complete implementation on time.

Implementation of Basel 2

A core element of Basel 2 is a stronger differentiation of risk for regulatory capital requirements for loans according to customers' rating classes. Basel 2 will bring the regulatory viewpoint into line with the economic viewpoint of risk-adjusted management, which is already established as an approach within the Bank through our internal instruments for the measurement and management of risks.

We are managing all Basel 2 activities through an integrated project, divided into the sub-projects "credit risk," "operational risk," and "market risk" (interest rate risk in the banking book). Essential aspects of the subprojects in the year under review are discussed in detail in the corresponding sections of the present Risk Report.

Our goal in the area of credit risk is to implement the most sophisticated approach, the so-called IRB Advanced Approach (IRB = Internal Ratings-Based), for all relevant portfolios of our Bank. Our proven internal rating instruments and the established parameterization procedures of our internal credit risk model represent a good basis for achieving this goal (see the section on the internal credit risk model in the present Risk Report).

In the year under review, our efforts focused on the functional expansion of our established rating and collateral systems and on the functional concept and technical implementation of our central Basel 2 system architecture. In this context, we developed the initial phase of a Group-wide database along with a closely integrated calculation kernel for risk-weighted assets as a foundation for the planned system. We are now submitting our first regulatory reports on the basis of the new system architecture.

Credit analysis

It is vitally important for us to reliably assess the default probabilities of our customers, both for the regulatory capital coverage under Basel 2 (by the IRB approach) and for our internal credit risk model. For this reason, we have given particular priority to the ongoing development and fine-tuning of our internal credit analysis instruments (rating and scoring procedures).

These instruments differ in content and structure according to the amount and complexity of the lending exposure being investigated. In addition, we maintain a number of special credit rating instruments tailored to specific industry sectors or financing forms, such as property developers, project finance, and so on. As a result of this credit analysis, we assign individual customers to a credit rating corresponding to an empirically measured default probability. With the aid of this default probability, we can correlate our internal ratings with the external classifications of rating agencies.

In the year under review, we carried out a study of the Basel 2 conformity and analysis properties of our rating and scoring procedures. In addition, we increased the flexibility of the system technology platform for the rating analysis instruments.

Internal credit risk model

We employ an internal credit risk model to quantify and assess the parent bank's global loan book default and counterparty exposures. The advantage of this internally developed model is the exact suitability of its methodology and parameterization to our portfolio. Because it is our own, we can refine it at any time to incorporate the latest advances.

Expected loss

For purposes of credit risk measurement, a distinction is drawn between the expected loss and the credit value-at-risk (or unexpected loss). The expected loss quantifies the average losses expected on the current portfolio over the next twelve months, which are then factored into the pricing of our products in the form of standard risk costs.

Breakdown of credit risk and counterparty risk by business segment*

Business segment	Expected loss		Value-at-risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		new HVB AG**		new HVB AG**
Germany	61.4	58.1	57.5	42.8
Corporates & Markets	37.2	40.6	38.6	55.8
Real Estate Workout	0.3	0.8	0.2	0.4
Other	1.1	0.5	3.7	1.0
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Business segment structure of HVB AG effective as of 2003
** Figures taking the spin-off of Hypo Real Estate into account

Credit value-at-risk

The credit value-at-risk (unexpected loss) provides information about the maximum negative deviation of the possible loss from the expected loss (99.95% probability) within one year and is backed by risk capital as a safety cushion.

The tables show the expected losses and the credit value-at-risk of the parent bank portfolio, broken down by business segment, rating class, and industry sector.

Year-on-year development of risk

In fiscal 2003, with only slight changes in the percentage shares of the business segments in the expected losses, a shift was observed in their shares in value-at-risk. These changes are primarily the result of adjustments in the risk measurement parameters due to the differing impact of the economic situation on the various asset classes. In addition, there was a decline in the credit volume entailing credit risk in the Corporates & Markets business segment.

The continuing measures for streamlining the portfolio again reduced the risk in the Real Estate Workout division during the year under review.

In the breakdown of credit risk by rating class, there was an increase in the share of rating class 8, which was not the result of growth in the credit volume, but rather of higher default probabilities in weaker rating classes. In addition, a decline in the share of rating class 4 can be observed due to a decrease in the credit volume.

The breakdown of the portfolio structure by industries shows an increase in the share of risks in the utilities and residential property sectors. This reflects a more conservative rating assessment of customers, with exposures unchanged. The increase in the share of value-at-risk for the retail customer segment was primarily due to the difficult economic situation in Germany in the year under review. The value-at-risk in all other industry sectors remained stable.

Breakdown of credit risk and counterparty risk by rating class

Rating	Expected loss		Value-at-risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		new HVB AG*		new HVB AG*
Rating 1	0.2	0.3	0.6	1.2
Rating 2	1.0	1.0	4.2	2.6
Rating 3	2.4	3.2	8.1	8.3
Rating 4	11.2	17.0	17.3	22.1
Rating 5	13.8	14.4	22.2	17.6
Rating 6	16.7	17.6	18.6	16.6
Rating 7	17.0	19.6	11.2	18.3
Rating 8	37.7	26.9	17.8	13.3
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Figures taking the spin-off of Hypo Real Estate into account

Breakdown of credit risk and counterparty risk by industry sector

Industry sector	Expected loss		Value-at-risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		new HVB AG*		new HVB AG*
Retail customers	21.8	25.6	12.6	8.2
Utilities	16.7	9.2	10.9	8.8
Residential property companies, real estate investors, property funds	13.1	8.3	15.6	8.8
Property developers – commercial	6.4	8.1	9.4	10.8
Services	6.2	5.9	9.2	6.4
Communications	4.5	4.5	3.5	3.6
Food	3.5	2.3	2.6	2.6
Consumer goods, textiles	3.4	3.3	2.7	3.4
Other financial services providers	2.9	5.5	5.5	11.2
Trades	2.4	4.4	2.8	4.6
Health	2.2	2.4	2.5	2.5
Mechanical engineering	2.1	3.3	3.0	6.8
Vehicles	2.0	2.0	3.1	2.8
Steel	2.0	1.3	1.7	2.0
Publishers, media, printing	1.5	0.8	2.5	0.8
Public authorities, not-for-profit organizations	1.3	0.7	1.2	0.9
Chemical	1.2	1.2	1.2	1.4
Transport, logistics	1.0	1.2	1.1	1.5
Mineral oil	0.9	1.5	1.0	1.8
Electrical	0.8	0.7	0.9	1.1
Movable equipment leasing	0.8	2.4	0.9	3.0
Banks	0.8	0.9	3.3	1.7
Software	0.6	0.5	0.3	0.6
Insurance	0.5	0.3	0.4	0.3
Paper	0.5	0.7	0.8	1.0
Aerospace	0.4	2.5	0.5	2.7
Recycling, waste management	0.2	0.2	0.2	0.2
Real estate leasing companies	0.2	0.2	0.5	0.4
Hardware	0.1	0.1	0.1	0.1
Total	**100.0**	**100.0**	**100.0**	**100.0**

* Figures taking the spin-off of Hypo Real Estate into account

Country risk

HVB Group's definition of country risk encompasses all cross-border transactions in foreign currencies. This includes all positions from lending and trading activities, including internal transactions within the corporate group and the issuer risk associated with tradable fixed-interest securities. It also takes into account sovereign risk (i.e. the risk of a sovereign state or state body defaulting).

At HVB Group, we measure country risk mainly by using short-term and medium-term country ratings. The country ratings consist of two components: empirically calculated statistical models permit the determination of default probabilities and loss quotas on the basis of macroeconomic factors. Moreover, the assessment of political considerations and other soft facts is a crucial factor for the final rating of states as assigned by HVB Group's economic research group.

Along with the default probability and the loss quota, the measurement of country risk takes the structure of transactions into account.

Country exposure* and country value-at-risk by region

Region	Exposure	Share of exposure	Value-at-risk	Share of value-at-risk
	€ millions	in %	€ millions	in %
Africa	796	1.1	6	8.5
Asia/Pacific	8,574	12.3	12	16.9
South and Central America	7,671	11.0	16	22.5
North America	12,396	17.8	1	1.4
Western Europe	30,910	44.3	0	0.0
Eastern Europe	9,367	13.5	36	50.7
Total	**69,714**	**100.0**	**71**	**100.0**

Country exposure* and country value-at-risk by rating class

Rating	Exposure	Share of exposure	Value-at-risk	Share of value-at-risk
	€ millions	in %	€ millions	in %
Rating 1	44,435	63.7	0	0.0
Rating 2	9,397	13.5	8	11.3
Rating 3	8,499	12.2	17	23.9
Rating 4	4,824	6.9	18	25.4
Rating 5	1,060	1.5	4	5.6
Rating 6	1,068	1.5	12	16.9
Rating 7	175	0.3	3	4.2
Rating 8	51	0.1	1	1.4
Rating 9	205	0.3	8	11.3
Total	**69,714**	**100.0**	**71**	**100.0**

* net of collateral; excluding transactions with loan-loss provisions

On the basis of this information, a portfolio model is used for a monthly calculation of the value-at-risk stemming from country risks (confidence level 99.95%) for HVB Group. Due to the small number of countries, country portfolios tend by nature to be rather undiversified. Consequently, an accurate reflection of the portfolio and diversification effects among countries, regions and loan default risks is an integral part of our portfolio model.

In terms of methodology, our internal management of country risk is certainly comparable to the Basel 2 capital requirements in the currently available version. Consequently, even today we are achieving important management effects anticipated through the Basel 2 requirements.

The limitation of risks (VAR limits) on a regional basis is also carried out using the method described above for evaluating country risk. Transactions with high levels of country risk are given a higher weighting for inclusion in regional risk limits. In taking this approach, we are striving to limit country risk while implementing risk-oriented portfolio management and an exposure management based on transaction potential. In addition, country risk management works with volume limits for each country (broken down by product risk groups).

Year-on-year development of risk

The good structure of our portfolio of transactions entailing country risk remained stable compared with the prior year. Country exposures in rating classes 1–4 account for a nearly unchanged 96% share of total exposures. The majority of these exposures pertain to highly developed countries or products with very little transfer risk.

In the year under review, there was a sharp 37% decline in exposures entailing country risk. This trend involved all regions with the exception of Eastern Europe and all business activities, which means lending and trading activities as well as issuer risk. This development is the result of the systematic implementation of HVB's strategy of concentrating on core markets in Central and Eastern Europe. It led to a significant reduction in exposures in the region of South and Central America. This was also a reflection of the continuing economic difficulties in some Latin American countries. Our exposure also decreased in the other regions. An increase in our exposure can be seen only in Eastern Europe, resulting from the impending EU accession of some countries and the anticipated economic development of this region.

Country exposure* by region and product category

Regions	Lending		Trading		Issuer risk		Total	
	2003	2002	2003	2002	2003	2002	2003	2002
	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions	€ millions
		new HVB Group		new HVB Group		new HVB Group		new HVB Group
Africa	627	1,178	130	123	39	37	796	1,338
Asia/Pacific	2,953	4,123	5,032	13,105	589	1,684	8,574	18,912
South and Central America	4,041	6,090	1,735	7,258	1,895	2,497	7,671	15,845
North America	5,402	7,070	5,090	6,017	1,904	2,591	12,396	15,678
Western Europe	10,472	15,450	18,884	31,733	1,554	4,361	30,910	51,544
Eastern Europe	6,418	5,388	2,030	1,261	919	807	9,367	7,456
Total	**29,913**	**39,299**	**32,901**	**59,497**	**6,900**	**11,977**	**69,714**	**110,773**

* net of collateral; excluding transactions with loan-loss provisions

Top ten rating 1 countries by exposure*

Countries	Exposure € millions	Share of exposure in %
UK	22,318	32.0
USA	9,783	14.0
Switzerland	5,281	7.6
Japan	2,918	4.2
Denmark	1,211	1.7
Canada	1,157	1.7
Sweden	874	1.3
Norway	806	1.2
Liechtenstein	79	0.1
Andorra	7	0.0
Total	**44,434**	**63.8**

* net of collateral,
excluding transactions with loan-loss

Top ten countries by exposure excluding rating 1 countries*

Countries	Exposure € millions	Share of exposure in %
Cayman Islands, on-shore**	3,771	5.4
Cayman Islands, off-shore**	2,489	3.6
Poland	1,716	2.5
Bermudas**	1,456	2.1
Hungary	1,179	1.7
Czech Republic	1,144	1.6
Hong Kong	1,006	1.4
Slovenia	979	1.4
Croatia	869	1.2
Australia	805	1.2
Total	**15,414**	**22.1**

* net of collateral; excluding transactions with loan-loss provisions
** The country risks for the Cayman Islands and Bermudas result from HVB Group operations in the money market and issuing businesses

Limit systems As a key element of our risk control and management program, we employ limit systems to prevent the unintended and uncontrolled increase of our risk positions. For loan default risks, limit compliance is monitored by the local lending units; Risk Control performs central monitoring of limit compliance for counterparty, issuer and country risks.

To monitor counterparty and issuer risk, we employ worldwide limit systems with online access at all key HVB Group locations engaging in trading activities (except for the Bank Austria Creditanstalt Group, where limits are still monitored using separate systems). This enables each trader to check current limit utilization and lets the risk controller perform direct limit monitoring for each counterparty or issuer. Each new trading transaction is immediately entered and applied to the corresponding limit.

In the case of counterparty risk, the limit system covers the monitoring of both the so-called pre-settlement risk and the settlement risk. For the Bank there is a settlement risk whenever payments are exchanged and, when processing the transaction, we make advance payments without being certain at the time of the payment that the counterparty will make the corresponding payment. This risk is limited for the future value date and monitored right from the time the Bank enters into the transaction, so that a concentration of payments on a single value date is prevented beforehand.

For pre-settlement risk, the applicable amount is referred to as an "exposure" or "credit equivalent." This method increases the current market value of a transaction by the amount of the so-called add-on, a premium for potential market movements over the duration of the transaction. The exposure per counterparty calculated in this way takes into account both risk-reducing netting agreements and collateral contracts that oblige the counterparty to provide collateral on a daily basis to match the market value of current transactions.

Portfolio management The task of Group Credit Portfolio Management is – in collaboration with the corresponding units in the business segments – to enhance the risk-return profile of the Bank's portfolio as a key contribution toward achieving our return on equity target. Its central function enables it to optimize the composition of the various subportfolios with reference to the overall loan portfolio, exploit market opportunities that arise in submarkets and effectively counteract concentration risks identified at the level of the Bank as a whole.

Consequently, it played a key role in the year under review in the Bank's efforts to reduce risk-weighted assets and concentration risks. Loan portfolios or large loans were sold to interested investors, for instance by means of syndication, subparticipations, or hedge structures (for example through credit derivatives). However, the most important instrument was the securitization of outstanding loans. In 2003, six major securitization programs were carried out with a total transaction volume of approximately €11.6 billion, reducing risk-weighted assets as defined by BIS rules by approximately €8.9 billion.

Concentration risk Another priority of risk management is to make decisive efforts to limit and manage risk concentrations with individual borrowers or borrower units by introducing a rating-based limit system. We achieved a significant reduction in concentration risks by means of syndication, hedge structures, and the reduction of exposures in consultation with customers.

Risk-oriented and market-oriented pricing To optimize the loan portfolio and hence enhance the profitability of our lending business, we apply a pricing methodology with a clear orientation toward the risk-reward ratio. It includes not only the customer's internal rating in the credit margin along with all relevant costs and risks, but also the necessary regulatory and economic capital. To ensure consistency with capital markets, we carry out regular benchmarking of our lending margins against market prices. This differentiated pricing approach is applied in all areas and is part of the loan-approval process.

Outlook for 2004 In 2004 we will continue with our intensive project activities for the implementation of the new Basel Accord. Priorities will be our ongoing efforts to develop an integrated Basel 2 data pool for regulatory reporting purposes and credit risk control, as well as the adjustment of our calculation kernel in line with the results of the consultation phase. In addition, it is vital to ensure that the Bank fully and punctually meets all the Minimum Requirements for the Credit Business of Credit Institutions (MaK).

Our credit portfolio management aims to continue increasing the fungibility of our loan portfolio through intensified active utilization of the capital markets. Benchmarking our lending margins against comparable capital market prices is an essential decision-making factor for our portfolio management and lending business. Consistent efforts to limit and manage concentration risk will also remain a priority of our risk management.

b) Liquidity risk

Liquidity and funding management was characterized in the year under review by the measures taken under our transformation program. The reduction in balance sheet assets led to a gradual decrease in our refinancing requirements on the money markets and capital markets during the course of the year. As a result, we actually exceeded our funding targets for 2003 and managed to keep the Bank's refinancing structure stable despite the difficult market environment during the first half of the year.

Groupwide liquidity management

Our Groupwide liquidity management is made up of several components which enable us to identify risks early, limit liquidity mismatches through limits and funding targets, and identify and maintain appropriate liquidity reserves for defined stress situations.

The rules and principles of liquidity management are specified in a Group Liquidity Policy passed by the Group Board, and are implemented by Group Asset Liability Management. The Group Board and our Group Asset Liability Committee are regularly informed on the current liquidity and refinancing situation.

Short-term liquidity risk

The assessment and limitation of short-term liquidity risks are based on daily liquidity reports showing the relevant

Liquidity limits

cash flows and the portfolios of available highly liquid securities of the most important Group units. These two components are used as the basis for determining cumulative limits ranging from the next banking day up to one month. These limits are monitored on a daily basis.

Within the framework of this limit system, which operates under conservative assumptions, we showed an overall positive balance of €13 billion for the Group for the next banking day at the end of 2003.

The portfolio of highly liquid securities eligible as collateral for central bank borrowings and available at short notice to compensate for unexpected outflows of liquidity, for example through increased utilization of approved credit and liquidity lines, amounted to €17 billion at the end of the year.

Liquidity structure

In addition to our internal liquidity risk management system, we are subject to the regulatory standards defined in the Liquidity Principle II. The relevant ratio at the parent bank improved year-on-year from 1.09 at December 31, 2002 to 1.22 at December 31, 2003. Compared with the regulatory minimum ratio of 1, this means that the funds available to the parent bank exceeded its payment obligations for the following month by €16.3 billion.

Funding risk

Our broad funding basis and excellent product placement capabilities on the capital markets provide us with a

Broad funding basis

secure source of funding for our lending operations with regard to maturity and terms even under difficult market conditions. With their high credit quality and liquidity, our Pfandbrief mortgage bonds still remain the most important funding instrument.

Long-term funding needs are determined through a coordinated process on the basis of expected business trends, and are updated regularly. The annual funding targets derived from this process address the need for a balanced maturity structure of assets and liabilities within defined maturity buckets. Our Group Funding Management fulfills the targets while optimizing costs. A monthly analysis of deviations from plan ensures an up-to-date overview of the funding situation.

Long-term funding

Particularly as a result of the effect of the spin-off of the Hypo Real Estate Group, HVB Group was able to substantially reduce its need for long-term funding as compared with the prior year by approximately €28 billion. We intend to continue this trend through such measures as the continued expansion of our stable customer deposits and the use of securitization measures. Unsecured borrowing of funds via commercial paper programs and certificates of deposit decreased by approximately €11 billion in 2003, a development that also improved the diversity and stability of our funding base.

Market liquidity risk
Market liquidity risk is managed by placing strict restrictions on those markets which can be included within the individual trading portfolios. We use our stress tests to identify their risk potential under various scenarios.

c) Market risk
Market risk is defined as the potential loss arising from an adverse change in the prices of our positions in financial markets. This encompasses interest rate, foreign exchange, equity and credit-spread risk.

Throughout the Group, we calculate the market risk both for the trading book and for the risks stemming from the banking book. Flow management (management of daily cash flows in the commercial and mortgage banking business) is handled for the parent bank by Group Treasury Management, and by the Treasury departments or Asset Liability Management units for the respective subsidiaries.

Quantification

For purposes of day-to-day risk measurement and management, we quantify the value-at-risk with a confidence level of 99% and a holding period of one day. To determine and allocate the risk capital requirements for market risks, this value-at-risk, like other risk types, is scaled to a confidence level of 99.95% and a holding period of one year, taking portfolio effects (diversification) into account.

We calculate the value-at-risk with an internal model based on a Monte Carlo simulation approach. The model previously used in Munich and London for measuring interest rate fluctuation risks was expanded in 2003 to include the measurement of credit-spread risk, and was introduced at the branches in New York and Asia. These additions were approved by the German Financial Supervisory Authority at the end of the year.

By expanding the internal model we achieved a substantial reduction in equity funds requirements for market risks as compared with the standard process previously used. Compared with December 31, 2002 (new HVB Group), the capital requirements as defined under BIS rules decreased from €2,314 million to €1,736 million at December 31, 2003.

As a further risk approach, the risks associated with foreign exchange and equity products as well as some of the interest rate risks in the banking book in the parent bank are calculated statistically on the basis of various conservative assumptions (such as considering currencies separately while disregarding risk-reducing correlation effects). In addition, other appropriate processes are applied within the Group, such as a variance-covariance approach.

The table below shows the aggregate market risks of our trading positions in HVB Group for last year. Thanks to the improved risk measurement through the expanded use of the internal model, there was a significant reduction of the value-at-risk from interest rate positions in the fourth quarter. We also show the credit-spread risks under this risk category.

Market risk from trading positions

Value-at-risk, 99% confidence level, 1 day holding period

€ millions	Average 2003*	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003	Dec. 31, 2002 new HVB Group	Dec. 31, 2002 old HVB Group
Interest rate positions	54	17	51	69	80	61	61
Foreign exchange positions	16	17	15	15	17	12	12
Equity/index positions	49	60	51	50	33	26	26
Total	**119**	**94**	**117**	**134**	**130**	**99**	**99**

* arithmetic mean

Due to the underlying conservative assumptions, the value-at-risk figures, which are not computed using the internal model, actually represent a cautious estimate of our market risk. With the further expansion of the internal model, our value-at-risk figures will therefore again decrease in the future.

At year-end, the banking book contained market risks of €50 million (new HVB Group at year-end 2002: €45 million; one-day holding period), of which €38 million stemmed from asset-side and liability-side fixed interest guarantees.

We check the appropriateness of the methods used to measure market risk by means of periodic back-testing that compares the value-at-risk calculations with the market value changes derived from the positions.

We also continually conduct stress tests to determine the potential losses in our market risk positions resulting from extraordinary events and worst-case scenarios. The scenarios we examine range from simple interest rate shocks to the default of major market players or a total collapse of all correlations.

Limit monitoring

The risk positions in the banking and trading books are managed by means of a uniform, hierarchical limit system that limits the loss potential from market risks. The risk limits are approved annually by the Group Board and are not permitted to be exceeded.

Exceeding a limit in subportfolios immediately triggers an escalation process, and the reduction of the positions in question is monitored closely. Market Risk Control has direct access to the front office systems used in trading operations, enabling it to monitor the risk situation and compliance with limits on an intraday basis.

Supplementing the value-at-risk, the parent bank's stress risks are monitored via a "traffic light" concept. In case of "red," risk management and risk control discuss the consequences from the stress scenarios, and, if required, appropriate management measures are initiated.

Outlook for 2004

In 2004 our activities will focus on the continuing development of the internal model to prepare it for full use. The next step in this development will be the inclusion in the internal model of measurement of risks associated with equities and foreign exchange.

As we implement the requirements imposed by Basel 2 on the management and control of risks from interest rate fluctuations in the banking book, we will also integrate these positions into the processes and methods of the internal model.

d) Operational risk

We define operational risk as the risk of losses resulting from inadaquate or failed internal processes, human errors, technological breakdowns, or from external events.

Focus in 2003

In the year under review, a key area of concentration – alongside the measures described below to manage risks and avoid the resulting losses – was cross-segment projects to prepare for the capital coverage requirements for operational risk expected to come into force beginning in 2007 under Basel 2, with simultaneous implementation in EU and German legislation. Priorities were:

- the launch of a web-based operational risk loss database ("OpRisk^{LDB}") to ensure full collection of all loss data,
- the largely automated transformation of our loss data and income structure to the business lines in accordance with the Basel standards,
- the adjustment of the processes for the management of operational risk to comply with the Basel requirements, particularly the "Sound Practices for the Management and Supervision of Operational Risk," and
- the further development of the control self-assessment already in place to establish a combined risk and control assessment.

When determining capital adequacy in HVB Group for regulatory purposes, we will implement at least the Standardized Approach with all related requirements. At the same time, we intend to establish a basis for a possible enhancement of our Loss Distribution Approach to meet the criteria of an Advanced Measurement Approach as recognized by the regulatory authorities.

We are confident that the ongoing projects will enable us to meet the deadlines for implementation of Basel 2 and the EU directives. In addition, even now, considerable improvements in information quality and risk awareness are evident.

Loss data collection We have ensured full compliance with the three-year loss event database required under the Basel rules with the aid of a multi-step process and uniform standards for online data entry in OpRisk[LDB]. The various roles, with their defined rights and obligations, also ensure that our internal quality requirements are met.

Measurement techniques We employ the Loss Distribution Approach to quantify the operational value-at-risk. Basel 2 explicitly designates it as a quantitative element of the Advanced Measurement Approach. Our quantification model uses internal and external data to determine the loss distributions. A Monte Carlo simulation is used to calculate the value-at-risk figures, taking into account risk-reducing measures such as the insurance program and the improved monitoring quality.

Due to the measurement methods based on loss data, the operational value-at-risk is a historical value. However, because value-at-risk is influenced by current monitoring and processes, its quality is measured annually within the framework of a control self-assessment (CSA), and it is incorporated into the quantitative calculation as a present quality score.

For the subsidiaries, the value-at-risk for operational risk is derived from the risk values of the parent bank.

Risk management The responsibility for managing operational risk, that is, taking measures to reduce, prevent, or insure this risk, rests with the responsible risk managers in our business segments and service divisions. In the year under review, the following measures played a key role:

Business segments and service divisions
The first test in the Germany business segment was successfully completed for the launch of risk assessment for all product and process areas. In addition, we carried out a number of measures to improve the security of buildings, contractual terms with subcontractors/third-party suppliers, and data quality for compliance with the increasingly stringent statutory requirements for opening bank accounts.

We raised the level of automation in the front office of the Corporates & Markets business segment by implementing technical innovations. We also began with the reengineering of the securities process with the aim of significantly improving the security and efficiency of the interface between trading and settlement through a higher degree of automation and technical support of the entire process.

Handling crises
The Bank's crisis management system, optimized during the prior year, was repeatedly and successfully tested in terms of the composition of the crisis team, effective communication and the proper function of the required operating framework and processes.

Operational risk loss events – the process



Loss event
Investigation
Operational risk loss database
Data entry
Release
Quality assurance
Closure
Reporting and control

IT risks
Security reviews and audits for new applications and infrastructure components or major changes to existing ones helped to significantly reduce the risks from their use in production.

The introduction of a security incident process enabled us to prevent damage from various viruses and security defects in the Microsoft Internet Explorer, particularly in the third quarter, through an immediate risk assessment and the resulting countermeasures.

Legal risks
Our Group Legal Department is responsible for managing legal risks. In fulfilling its Corporate Center function, it defines uniform, Groupwide standards for the management of legal risk and monitors compliance with them. New or amended legal standards or court rulings are implemented under a tight timetable by the legal departments in the corresponding Group companies in Germany and abroad.

If customers cancel their property loan agreements under the Doorstep Transactions Act on the basis of the ruling by the German Supreme Court in 2002, this will have very little economic impact on the Bank, since the borrower is still obliged to repay the principal according to court rulings that have since become final. This situation is not affected by the order issued by the Bochum District Court on July 29, 2003 to submit a case to the European Court of Justice, since, in the opinion of the German Supreme Court, decisions by the European Court of Justice cannot under any circumstances affect existing contracts in Germany.

In a ruling of November 26, 2002, the German Supreme Court nullified the resolution of the parent bank's Annual General Meeting of May 1999 concerning the appointment of KPMG as auditor of the 1999 financial statements. The annual financial statements for 1999 remain unaffected by this decision in our view, which is confirmed by external expert opinions. Contrary to the view put forward by a few shareholders, it is in particular not the case that the financial statements are null and void, since such a claim can be asserted only within six months of the publication of the statements. The German Supreme Court ruling mentioned above has prompted the same shareholders to challenge the validity of the Bank's financial statements for 2000–2002. The Munich District Court dismissed a lawsuit based on this claim as being in violation of the law, and the Regional Appeal Court rejected the appeal against this ruling in a unanimous decision, since the assumption of abuse of the law by the District Court was not subject to legal errors. The plaintiffs have applied for a reprimand of the Regional Appeal Court for failing to give them a fair hearing, and have filed an appeal and an extraordinary appeal on points of law, as well as applying for reviews by the Constitutional Court. We assume that these appeals – some of which have no basis in law – have no chance of success.

A shareholder has filed a suit challenging the election of shareholder representatives to the Supervisory Board of the parent bank at the last Annual General Meeting of the parent bank on May 14, 2003, since he believes that the selected voting method was inadmissible; this shareholder believes that his view is confirmed by a German Supreme Court ruling on block voting issued on July 21, 2003, after the parent bank's Annual General Meeting. In our view, however, no conclusion on the requirements for block voting in supervisory board elections can be inferred from the court ruling mentioned above.

Suits have been filed challenging the resolution passed at the Annual General Meeting of the parent bank on May 14, 2003 approving the spin-off. The Munich Regional Appeal Court ruled that these suits did not represent an impediment to the entry of the spin-off in the Company Register. In our view, the appeals filed against this decision of the Regional Appeal Court have no chance of success. Regardless of these considerations, the spin-off is now irreversible through its entry in the Company Register.

Outlook for 2004

In 2004 we will be focusing on the final results of the Basel 2 consultation process and the further implementation of the ongoing projects.

In addition, we will continually make further improvements to reduce operational risks through measures in the area of risk management.

e) Business risk
Business risk is defined as adverse, unexpected changes in business volume and/or margins that cannot be attributed to other risk types. It can lead to serious losses in earnings, thereby diminishing the market value of a company. Business risks can result from serious deterioration in the market environment, or changes in the competitive situation or customer behavior.

The measurement of our business risk is based on income and cost volatilities, with due consideration paid to correlation effects. As part of its cost and income responsibility, each business unit is responsible for the operational management of business risk.

In the context of the persistently difficult market environment, we continued with our strict cost-cutting program in 2003. In addition, a number of measures were established which we will continue to apply consistently in the current year to boost our earning strength through an even stronger customer orientation, and also through improved use of our internal Group network.

f) Risks arising from our own real estate portfolio

The majority of our real estate holdings are held within HVB Immobilien AG or HVB Gesellschaft für Gebäude mbH & Co. KG and its subsidiaries. HVB Immobilien AG is responsible for portfolio management, project development and implementation, real estate management, and the sale/rental of our own properties.

Our Groupwide measurement of real estate risks by means of a value-at-risk approach is based on the market value of the properties and corresponding historical volatilities determined using appropriate external real estate indexes. We also take into account correlations between various regions.

g) Risks arising from our shareholdings/ financial investments

Under this risk type we classify changes in the market prices of our portfolio of listed and unlisted shareholdings and financial investments, primarily comprising our major equity holdings in Allianz and Münchener Rückversicherungs-Gesellschaft AG. Operational subsidiaries are not included in this risk category, as their risks are already separately identified and recorded in relation to the other risk types.

The value-at-risk is primarily determined on the basis of the market values and volatilities of these investments. In the case of investments in unlisted companies, we apply the book values as market value estimates as well as the volatility of indexes. To reflect the recent past more adequately in our risk calculations, we perform an exponential weighting when calculating the volatilities, taking the long-term holding period of investments into account.

Streamlining the investment portfolio

The Group Board is responsible for managing our entire portfolio of shareholdings/financial investments (including operational subsidiaries). The consistent efforts in 2003 to streamline our non-strategic investment portfolio were a key priority of our transformation program with the goal of focusing on our core business, reducing complexity, and releasing capital.

We floated a 22.5% stake in Bank Austria Creditanstalt on the stock market in the form of an IPO in July. In the third quarter, we spun off the greater part of our commercial real estate finance business to form the Hypo Real Estate Group. In addition, we disposed of norisbank and Bank von Ernst at a substantial book profit.

In 2004, apart from a further reduction in our financial investments and the ongoing adjustment of our Group profile, we will be focusing particularly on the integration of Vereins- und Westbank AG (see the Financial Review in this Annual Report).

Insolvency trend in Germany


Number of bankruptcies, in thousands
40
30
20
10
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
2004*

* Projection/forecast
Sources: Creditreform; 2004 forecast: HVB Group, Economic Research

h) Strategic risk

Strategic risk results from management being slow to recognize important trends affecting the structure of the banking sector as a whole or specific areas of the sector or drawing false conclusions about these trends, with the result that fundamental management decisions may not be in the Bank's best interest and may be difficult or impossible to reverse.

It is not possible to collate and control strategic risks using quantitative methods. These risks are best handled by way of continuous monitoring of domestic and international markets and evaluation of the strategic position to facilitate a quick and decisive response to adjust the business model or business processes. With the transformation program initiated in 2003, HVB Group laid the foundation to position itself to meet the current changes, ready to face the future with renewed strength.

Risk from overall economic trends

Our Bank continues to operate in a relatively difficult economic climate. Despite a noticeable improvement in growth prospects, companies' reserves have dwindled following three years of stagnation and sharply declining share prices. Consequently, any additional stresses would impose heavy burdens. The appreciation of the euro is generally dampening the profit outlook. The period of major bankruptcies appears to be over; however, small and medium-sized enterprises are still threatened (projection for 2003: 39,700 bankruptcies; forecast for 2004: 38,000).

Risks for the business trend arise firstly from the possibility that the economic recovery in Germany and around the world could end sooner than expected. The consequences of this turn of events would include a worsening of the negative trend in company insolvencies. Secondly, a pronounced appreciation of the euro in excess of expectations would also be problematic. Thirdly, there is the danger of a faster and, above all, larger increase in interest rates, which would make corporate financing more difficult and act as a brake on improvements in the investment environment.

Structural change in the banking sector

The German banking market continued to suffer from structural problems in 2003. These were the result, on the one hand, of bank-specific aspects such as excess capacity and the high degree of fragmentation. Again in 2003, consolidation processes were hardly evident and, when they did take place, they were almost entirely limited to the public or cooperative banking sectors. There was no cross-sector consolidation activity. On the other hand, improvements in the economy as a whole, such as the elimination of excessive regulation or labor market reforms, have not yet occurred.

Following the loss-making fiscal year 2002, the German private banks responded by focusing on restructuring processes. In addition to strict cost-cutting measures, these included the redimensioning of the business mission through a reduction in complexity accompanied by a focus on core competencies. Despite an improved operating

Market shares in the German banking sector

in %, based on total assets


Public-sector banks 48.5
Private banks 39.9
Cooperative banks 11.6

Sources:
Deutsche Bundesbank, effective: November 2003; internal calculations

earnings situation for the year under review, the profitability of German private banks continues to lag behind the European average.

However, we expect to see a further improvement in operating earnings in 2004. In view of the gradual recovery in the overall economic situation, the demand for banking services is likely to increase, and the number of loan defaults should continue to decrease. In addition, most banks can now respond more efficiently and flexibly to market changes following the far-reaching restructuring and cost-cutting measures (see the Financial Review in the Annual Report).

The transformation of HVB Group

Within the framework of the transformation program, HVB Group took decisive action in 2003 to achieve its strategic goals of improving its earning power and capital strength. To focus on our core business, we spun off the greater part of our commercial real estate business into the Hypo Real Estate Group. The envisaged reduction in risk-weighted assets in order to improve the core capital ratio and optimize our risk profile required an extensive package of measures. Our extensive securitization activities and the reduction of our non-strategic investment portfolio represented a major contribution. In addition, we disposed of marginal activities such as our U.S. real estate portfolio.

Our adjusted positioning also involves certain strategic risks. The disposal of non-core business activities initially reduces the Group's earnings base. This must be offset by growth in profitability in our core business segments.

Staff cuts

The staff cuts planned for 2003 were implemented on schedule. Adjusted for changes in the group of consolidated companies, HVB Group had 4,357 fewer employees at year-end than one year earlier. With a decrease of 2,579 employees, the parent bank absorbed a particularly large share of the staff cuts.

Thanks to the decisive action taken in the year under review, the staffing level at the parent bank (excluding Vereins- und Westbank AG) will decrease only slightly in 2004. Moderate reductions are still planned for the credit organization and back office/administration units. These will be offset by a deliberate expansion of sales activities.

The integration of Vereins- und Westbank AG into the parent bank will generate synergy effects that will involve staff reductions. There is no operational risk, since essential tasks will be transferred to other units within the framework of an integration timetable.

The staff reduction plans in Austria for 2004 are ambitious. Major considerations associated with these plans are regulatory changes, in some cases quite significant (early retirement, pre-retirement part-time employment), and the company pension schemes, where returns remain below expectations.

In the countries of Central and Eastern Europe (CEE), we acted decisively to eliminate a further 1,460 positions within the framework of integration projects in Poland and Bulgaria. This created the conditions for further reductions in personnel expenses. Additional process optimization steps coupled with selective changes in employment law will permit more savings in 2004, especially in Poland. Preparations for the merger in Bosnia are on schedule. The accompanying headcount reduction can be implemented under local law. Despite selective increases in growth markets, the planned measures in the CEE region will ensure additional savings overall.

We do not anticipate any risks from the implementation of the planned staff reductions.

Summary

HVB Group has placed the control and cross-segment management of risk under the leadership of the Chief Risk Officer.

Chief Risk Officer organization

Because the new regulatory Minimum Requirements for the Credit Business of Credit Institutions (MaK) require a strict segregation of sales and credit organizations, HVB Group integrated the regional credit units – previously positioned within the business segments – and the Restructuring and Workout unit during the year under review into the area of responsibility of the Chief Risk Officer. The regional lending units are now part of the Group Credit Risk Management organization, which is in charge of credit risk management for HVB Group. Group Asset Liability Management is responsible for liquidity and funding management and for asset liability management. Risk Control is responsible for measuring and monitoring our risks, including reporting to the Group Board.

Capital market-oriented management system

HVB Group has a comprehensive, Groupwide risk control and risk management system which is fully integrated into the Bank's internal capital market-oriented management concept. This gives priority to the value-oriented use of our capital in business activities with attractive risk-return ratios.

Our risks are classified by clearly defined risk types and measured with comparable methods on the basis of a value-at-risk approach. By aggregating all these risks and risk areas, we can represent our total risk, which is regularly compared against the capital available to us to support this risk. In doing so, we apply a confidence level of 99.95%, which reflects our target rating. Furthermore, the consistent system of measuring risk comprises the basis for Groupwide risk capital allocation to cover unexpected losses.

Thanks to their high quality, the methods and systems we employ to measure and manage our risks fulfill all relevant legal and regulatory requirements currently in force.

Future regulatory standards

Our Bank continued to focus closely on future legal and regulatory standards in the year under review. These include the ongoing consultations on the new Basel Accord (Basel 2), which is expected to come into force in 2007, and its implementation in EU and German law. The focal point of Basel 2 is a stronger differentiation of risk in the rules for regulatory capital coverage, with the aim of achieving a closer approximation to the purely economic, or risk-adjusted, capital coverage. We continued with our extensive project activities for the implementation of Basel 2 in 2003, and made substantial progress both in the functional concept and the technical implementation.

We plan to implement the most sophisticated approach for credit risks, the so-called IRB Advanced Approach (IRB = Internal Ratings-Based), for all of our relevant portfolios. With regard to capital coverage for operational risk we will at least apply the Standardized Approach. We will make a decision on the use of the most sophisticated approach, the Advanced Measurement Approach, only when the final Basel standards are available as a basis for a well-founded cost-benefit analysis.

Another essential frame of regulations is the Minimum Requirements for the Credit Business of Credit Institutions (MaK) published by the German Financial Supervisory Authority, which in particular define minimum qualitative standards with reference to the organization and processes in the lending business. Banks have until mid-2004 to implement them (IT upgrades: end of 2005). An analysis carried out during the year under review showed that we already meet many of these standards. Remaining weaknesses will be eliminated within a short time. Thanks to our favorable starting position and the early start we made with our measures, we expect overall implementation of the MaK requirements to be completed on time.

Consistent portfolio management

Under our transformation program, we sharply reduced our risk-weighted assets to raise the core capital ratio and improved our risk profile in 2003. In addition to the reduction of our non-strategic investments, the intensified use of capital markets for active portfolio management played a central role. We see this use of capital market instruments as a continuous process within the framework of a business model which uses our customer competencies to generate attractive portfolios for investors, thus making a key contribution toward achieving our targeted return on equity.

In addition, determined efforts to limit and manage concentration risks remain a key priority of our credit risk management to reduce the volatility of our risk provisions.

After coping with the difficult business climate in 2003, we expect the overall economic environment to make a gradual recovery in 2004. In addition, we will continue our efforts to fine-tune our Group profile. On this basis we anticipate further improvements in our earnings situation.

RESULTS

	Notes	2003	2002	Change		2002
			new HVB Group			old HVB Group
		€ millions	€ millions	€ millions	%	€ millions
Interest and similar income	29	19,645	24,417	-4,772	- 19.5	33,846
Interest expense and similar charges	29	13,764	18,481	-4,717	- 25.5	27,197
Net interest income	29	5,881	5,936	- 55	- 0.9	6,649
Provisions for losses on loans and advances	30	2,313	3,292	- 979	- 29.7	3,797
Net interest income after provisions for losses on loans and advances		3,568	2,644	+ 924	+ 34.9	2,852
Fee and commission income		3,409	3,280	+ 129	+ 3.9	3,334
Fee and commission expenses		614	608	+ 6	+ 1.0	650
Net commission income	31	2,795	2,672	+ 123	+ 4.6	2,684
Gains less losses arising from trading securities (trading profit)	32	820	787	+ 33	+ 4.2	787
General administrative expenses	33	6,371	6,896	- 525	- 7.6	7,076
Balance of other operating income and expenses	34	620	180	+ 440	>+100.0	115
Operating profit (loss)		**1,432**	**(613)**	**+2,045**		**(638)**
Net income from investments	37	(1,806)	587	-2,393		649
Amortization of goodwill	38	1,134	395	+ 739	>+100.0	395
Additions to restructuring provisions		—	283	- 283	-100.0	286
Balance of other income and expenses	39	(638)	(149)	- 489	>-100.0	(151)
Profit (loss) from ordinary activities/ net income (loss) before taxes		**(2,146)**	**(853)**	**-1,293**	**>-100.0**	**(821)**
Taxes on income	18, 40	296	(3)	+ 299		37
Net income (loss)		**(2,442)**	**(850)**	**-1,592**	**>-100.0**	**(858)**
Minority interest in net income (loss)		(197)	41	- 238		29
Net income (loss) adjusted for minority interest		**(2,639)**	**(809)**	**-1,830**	**>+100.0**	**(829)**
Transfers to (from) retained earnings		(2,639)	(809)	-1,830	>+100.0	(829)
Consolidated profit (loss)		—	—	—	—	—

The 2003 financial statements are heavily affected by non-scheduled items, which serve to reduce net income by an aggregate total of €2,756 million. Net income from investments includes non-scheduled items arising from revaluation measures taken on available-for-sale securities totaling €1,989 million offset by non-recurring income from the sale of investments totaling €127 million.

The non-scheduled items arising from non-scheduled amortization of goodwill totaling €902 million are carried in amortization of goodwill.

The balance of other income and expenses includes an expense item of €460 million for the risk shield provided for the Hypo Real Estate Group.

This is offset by non-scheduled income of €468 million included in other operating income arising from the sale of norisbank and Bank von Ernst.

The parent bank did not generate any profit available for distribution in 2003. Hence no dividend will be paid for the 2003 fiscal year.

Earnings per share

	Notes	2003	2002	2002
			new HVB Group	old HVB Group
Earnings per share in € (excl. amortization of goodwill)	41	-2.81	-0.77	-0.81
Earnings per share in € (excl. amortization of goodwill and other non-scheduled items)	41	0.65	—	—
Earnings per share in €	41	**-4.92**	**-1.51**	**-1.55**

Assets	Notes	2003	2002		Change	2002
			new HVB Group			old HVB Group
		€ millions	€ millions	€ millions	%	€ millions
Cash reserve	43	5,708	5,259	449	8.5	5,373
Assets held for trading purposes	6, 44	80,462	85,252	– 4,790	– 5.6	85,252
Placements with, and loans and advances to, other banks	7, 45	52,842	57,552	– 4,710	– 8.2	73,867
Loans and advances to customers	7, 46	283,525	314,854	– 31,329	– 10.0	409,938
Allowances for losses on loans and advances	8, 47	(11,361)	(12,206)	845	6.9	(13,716)
Investments	9, 49	53,000	65,807	– 12,807	– 19.5	101,998
Property, plant and equipment	10, 50	3,001	3,331	– 330	– 9.9	3,473
Intangible assets	12, 51	2,721	3,746	– 1,025	– 27.4	3,816
Other assets	52	9,557	12,220	– 2,663	– 21.8	21,156
Total assets		**479,455**	**535,815**	**– 56,360**	**– 10.5**	**691,157**

Shareholders' equity and liabilities	Notes	2003	2002	Change	Change	2002
			new HVB Group			old HVB Group
		€ millions	€ millions	€ millions	%	€ millions
Deposits from other banks	13, 56	112,964	136,419	- 23,455	- 17.2	143,361
Amounts owed to other depositors	13, 57	140,312	147,096	- 6,784	- 4.6	154,922
Promissory notes and other liabilities evidenced by paper	13, 58	122,728	147,523	- 24,795	- 16.8	271,561
Liabilities held for trading purposes	14, 59	55,233	51,479	+ 3,754	+ 7.3	51,479
Provisions	15, 60	6,847	8,830	- 1,983	- 22.5	10,931
Other liabilities	16, 61	9,400	11,973	- 2,573	- 21.5	21,549
Subordinated capital	62	19,183	20,564	- 1,381	- 6.7	22,311
Minority interest	63	2,476	678	+ 1,798	+100.0	813
Shareholders' equity	64	10,312	11,253	- 941	- 8.4	14,230
Subscribed capital		1,609	1,609	—	—	1,609
Additional paid-in capital		9,295	12,024	- 2,729	- 22.7	13,112
Retained earnings		—	—	—	—	2,882
Reserve arising from currency and other changes		(40)	—	- 40	—	—
Change in valuation of financial instruments		(552)	(2,380)	1,828	76.8	(3,373)
AfS reserve		326	(1,531)	+ 1,857		(1,319)
Hedge reserve		(878)	(849)	- 29	- 3.4	(2,054)
Consolidated profit		—	—	—	—	—
Total shareholders' equity and liabilities		**479,455**	**535,815**	**- 56,360**	**- 10.5**	**691,157**

€ millions	Subscribed capital	Additional paid-in capital	Retained earnings	Reserve arising from currency and other changes	Change in valuation of financial instruments AfS reserve	Hedge reserve[1]	Consolidated profit	Shareholder's equity
Shareholders' equity at Jan. 1, 2002								
Old HVB Group	**1,609**	**13,133**	**4,326**	**–**	**6,135**	**(550)**	**457**	**25,110**
Change in value of financial instruments not affecting income					(7,035)	(1,341)		(8,376)
Change in value of financial instruments affecting income					(157)	(164)		(321)
Dividend payment of parent bank							(457)	(457)
Change from net income (loss), excl. minority interest			(829)					(829)
Change in holdings of, and net income from, own equity instruments		(21)						(21)
Changes in group of consolidated companies			(168)		(262)	1		(429)
Reserve arising from currency and other changes			(447)	—				(447)
Shareholders' equity at Dec. 31, 2002	**1,609**	**13,112**	**2,882**	**—**	**(1,319)**	**(2,054)**	**—**	**14,230**
Shareholders' equity at Jan. 1, 2003								
Old HVB Group	**1,609**	**13,112**	**2,882**	**—**	**(1,319)**	**(2,054)**	**—**	**14,230**
Spin-off of Hypo Real Estate Group		(1,088)	(2,882)		(212)	1,205		(2,977)
Shareholders' equity at Jan. 1, 2003								
New HVB Group	**1,609**	**12,024**	**—**	**—**	**(1,531)**	**(849)**	**—**	**11,253**
Change in value of financial instruments not affecting income					239	(237)		2
Change in value of financial instruments affecting income					1,624	163		1,787
Change from net income (loss), excl. minority interest		(2,639)						(2,639)
Change in holdings of, and net income from, own equity instruments		31						31
Changes in group of consolidated companies		(121)		145	(6)	45		63
Reserve arising from currency and other changes				(185)				(185)
Shareholders' equity at Dec. 31, 2003	**1,609**	**9,295**	**—**	**(40)**	**326**	**(878)**	**—**	**10,312**

[1] cf. detailed description in the Financial Review and Note 5

Changes in minority interests are shown in Note 63.

	2003	2002
		old HVB Group
	€ millions	€ millions
Net income (loss)	**(2,442)**	**(858)**
Write-downs, provisions for losses on, and write-ups of, loans and advances and		
additions to provisions for losses on guarantees and indemnities	2,440	3,898
Write-downs and depreciation less writes-ups on long-term assets	3,852	1,799
Change in other non-cash positions	(185)	(7,358)
Profit from the sale of investments, property, plant and equipment	(504)	(1,704)
Other adjustments		
(mainly taxes on income paid and interest received less interest paid and dividends received)	(4,489)	(6,885)
Subtotal	**(1,328)**	**(11,108)**
Change in assets and liabilities from operating activities after correction for non-cash components		
Increase in assets/decrease in liabilities (–)		
Decrease in assets/increase in liabilities (+)		
Assets held for trading purposes	8,253	5,012
Placements with, and loans and advances to, other banks	3,755	(14,240)
Loans and advances to customers	24,506	16,095
Other assets from operating activities	(776)	808
Deposits from other banks	(20,932)	11,786
Amounts owed to other depositors	(3,212)	(14,027)
Promissory notes and other liabilities evidenced by paper	(24,527)	(39,618)
Other liabilities from operating activities	325	9,756
Taxes on income paid	(254)	(503)
Interest received	17,834	34,663
Interest paid	(13,466)	(29,348)
Dividends received	188	305
Cash flows from operating activities	**(9,634)**	**(1,939)**
Proceeds from the sale of investments	17,732	17,542
Proceeds from the sale of property, plant and equipment	54	325
Payments for the acquisition of investments	(7,589)	(11,089)
Payments for the acquisition of property, plant and equipment	(665)	(913)
Effects of the change in the group of companies included in consolidation	(508)	1,023
Cash flows from investing activities	**9,024**	**6,888**
Proceeds from capital increases	(2,729)	—
Dividends paid	—	(457)
Subordinated capital, net	(726)	(990)
Other financing activities, net	4,601	(6,061)
Cash flows from financing activities	**1,146**	**(7,508)**
Cash and cash equivalents at end of previous period, old HVB Group	5,373	8,036
Cash and cash equivalents at end of previous period, Hypo Real Estate Group	114	—
Cash and cash equivalents at end of previous period, new HVB Group	5,259	—
+/– Net cash provided/used by operating activities	(9,634)	(1,939)
+/– Net cash provided/used by investing activities	9,024	6,888
+/– Net cash provided/used by financing activities	1,146	(7,508)
+/– Effects of exchange rate changes on cash and cash equivalents	(87)	(104)
Cash and cash equivalents at end of period	**5,708**	**5,373**

[1] cf. detailed description in the notes

NOTES

CONTENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Exempting consolidated financial statements in accordance with IFRS

As a globally active company, the Bayerische Hypo- und Vereinsbank Group (the "Bank" or "HVB Group") prepares its financial statements in accordance with the requirements of the International Accounting Standards Board (IASB).

This gives the Bank's shareholders and all other interested parties a reliable and internationally comparable basis for evaluating the Bank and its profitability. The Bank's value-oriented management is similarly based on these accounting principles.

The consolidated financial statements for 2003 prepared in accordance with International Financial Reporting Standards (IFRS) are published as exempting financial statements pursuant to Section 292a, German Commercial Code (HGB). Besides the standards defined as IFRS, the IFRS also comprise the existing International Accounting Standards (IAS) together with the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC). The financial statements comply with the applicable EU directives and have the same informative value as consolidated financial statements prepared in accordance with the German Commercial Code.

With only a few exceptions, compliance between the IFRS and the EU accounting regulations is normally provided. These exceptions were not of material significance for the consolidated group of HVB AG ("parent bank"), which means that the consolidated financial statements comply with the accounting policies set forth in the EU directives.

In contrast to the EU directives, the IFRS only require a few specific items to be included in the balance sheet and income statement. To ensure that the consolidated financial statements comply with the EU directives, the Bank has included the items requiring disclosure under the Bank Accounts Directive in the notes to the consolidated financial statements.The Bank has similarly provided disclosures required by EU law in the notes to financial statements.

The statement regarding the Corporate Governance Code required by Section 161, German Stock Corporation Act, has been published on the Bank's website.

www.hvbgroup.com/compliance

The Bank's listed subsidiaries – DAB Bank AG and Vereins- und Westbank AG – have each posted equivalent statements on their respective websites.

In addition to the requirements of Section 315 (1,2), German Commercial Code, Management's Discussion and Analysis also meets the criteria for a Financial Review set forth in IAS 1. Also incorporated is a risk report pursuant to Section 315 (1), German Commercial Code.

The revised IAS 32/39 and the 13 IAS revised as part of the Improvement Project, which were published in December 2003 and are to be applied by 2005 at the latest, have not been applied in the present consolidated financial statements.

The exemption permitted under Section 292a, German Commercial Code, requires the main differences between the IFRS accounting and consolidation policies and the German accounting legislation to be mentioned.

These differences are as follows:

Prohibition to create reserves in a way that reduces income
In contrast to Section 340f and g of the German Commercial Code, IAS 30.44 does not allow reserves for general banking risks to be deducted from income.

Disclosure of financial instruments at fair value
Whereas Section 340c (1) in conjunction with Section 252 (1) 4, German Commercial Code, does not permit disclosure of unrealized gains, IAS 39.69 generally requires financial instruments to be carried at fair value at the balance sheet date. In contrast to German accounting practice, this results in reserves and charges included in these financial instruments being recognized as income or carried in a way that does not affect income.

Fair value hedge
A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk and that will affect reported net income.

The general accounting principles set forth in the German Commercial Code require only the underlying hedged item to be disclosed. The compensating unrealized gains and losses attributable to the underlying hedged item and the hedging derivative receive different treatment in the way in which they are recognized in the income statement. According to the German Commercial Code, unrealized gains are not taken to the income statement. On the other hand, the method of accounting for fair value hedges set forth in IAS 39 requires the unrealized gains and losses attributable to the hedging instrument, which has to be stated with its fair value, to be taken to the income statement. The value of the underlying hedged item is adjusted by the changes in fair value, and these changes in fair value are taken to the income statement.

Cash flow hedge
A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction and that will affect reported net income.

The German Commercial Code does not contain an equivalent view of cash flow hedges. Instead, the accounting principles set forth in the German Commercial Code do not require either the hedged items or the derivatives used to hedge interest rate risk to be measured. The German Commercial Code does not contain any specific regulations regarding the disclosure of the hedging of forecasted transactions in the balance sheet. On the other hand, the method of accounting for cash flow hedges set forth in IAS 39 requires the hedged item to be recognized at fair value. The changes in the fair value are split into an effective portion relating to the hedge and an ineffective portion not relating to the hedge (see also Note 5). The effective portions are recognized directly in shareholders' equity, while the ineffective portions of a hedging derivative are reported immediately in net income; in the case of other hedging financial instruments, they are included either in equity or net income depending on their classification. Depending on its classification, the hedged item is recognized at amortized cost or, in the case of available-for-sale assets, at fair value.

Capitalization of internally-generated intangible assets
IAS 38 requires intangible assets both obtained externally and generated internally to be shown under certain circumstances. Section 246 (1) in conjunction with Section 248 (2), German Commercial Code, on the other hand, prohibits the disclosure of internally-generated intangible assets.

Prohibition to deduct from retained earnings the excess of cost over net assets acquired when consolidating investments
Under IAS 22.41 ff., it is not permitted for goodwill to be deducted from retained earnings, whereas this is permitted under Section 309 (1) 3, German Commercial Code. Goodwill is capitalized under intangible assets and amortized over its expected useful life.

Prohibition to take depreciation that does not correspond to actual loss of value

Under German accounting legislation, given the accounting principle that any particular method of treatment for tax purposes has to be reflected in the commercial accounts, as set forth in Section 5 (1), German Income Tax Act, depreciation is often taken more with tax considerations in mind, without taking the actual economic loss of value into account. Special depreciation and carrying amounts permitted under German tax regulations are not included in the consolidated financial statements prepared in accordance with IFRS, since amounts of depreciation and amortization are to be computed independently of tax considerations under IFRS.

Provisions

IFRS normally only allow provisions to be created for external obligations. Exceptions are permitted in the case of provisions created in conjunction with company acquisitions as set forth in IAS 22.31, and restructuring provisions as set forth in IAS 37.72, which are to be recorded as liabilities in certain circumstances. Section 249 of the German Commercial Code, on the other hand, lists broader requirements and options for the recognition of expense provisions.

Accruals

In contrast to the German Commercial Code, IAS 37 differentiates between provisions and accruals. In the case of accruals, the uncertainty with regard to the timing or amount of the future expenditures is generally lower than is the case with provisions.

Incorporation of future developments and plan assets when calculating pension provisions

In contrast to the generally static valuation method required by German law (tax-based discount value method compliant with Section 6a, German Income Tax Act), IAS 19 requires the factors determining the pension obligations to be adjusted constantly to reflect economic and demographic changes. Among other things, this includes taking into account future salary increases and career trends, together with a current capital market rate for discounting the obligations.

In contrast to the German Commercial Code, under IAS 19.54 the pension provisions shown in the balance sheet are to be netted with the fair values of plan assets designated or defined to meet the obligations. Unlike the treatment under the German Commercial Code, the expected income from plan assets reduces the pension expense shown in the income statement prepared in accordance with IFRS.

Recognition of deferred tax assets and liabilities

Under Sections 274 and 306 of the German Commercial Code, tax provisions are only created for differences which will probably be equalized in later fiscal years (timing concept) between net income shown in the financial statements and net income under tax regulations.

IAS 12, on the other hand, fundamentally requires deferred tax assets and liabilities to be recognized for every difference in the balance sheet prepared in accordance with IFRS and the taxable values (temporary differences), irrespective of when they arise and whether they are likely to be equalized (temporary concept). Under IAS 12, the requirement to disclose tax assets also applies to the recognition of sufficiently likely benefits arising from tax losses carried forward.

1 Uniform Group accounting policies

The separate financial statements of the domestic and foreign subsidiaries are incorporated in the Bank's consolidated financial statements in accordance with uniform principles of accounting and valuation. Figures stated in the financial statements of associated companies are retained unchanged.

2 Consistency

In accordance with the IFRS Framework for the presentation of financial statements together with IAS 1, IAS 8 and SIC 18, the Bank applies the accounting and disclosure principles consistently from one period to the next. Where the Bank effects changes in its accounting policies, any resulting adjustments are recognized in the income statement. Where accounting and valuation errors from earlier periods are corrected, the amounts involved are adjusted against retained earnings. No changes in accounting policies were made in 2003. In order to achieve clearer disclosure, reserves arising from currency and other changes are now shown separately from retained earnings.

3 Companies included in consolidation

The group of companies included in consolidation encompasses 402 (2002: 444) companies. This total includes special purpose entities, which SIC 12 requires to be consolidated.

The group of companies included in consolidation has been defined taking into account materiality criteria. All fully consolidated companies prepared their annual financial statements at December 31, 2003. The group of consolidated companies does not include any companies which are not fully consolidated. In the year under review, 26 (2002: 32) companies are accounted for using the equity method.

As a result of the spin-off, the following companies included in the 2002 consolidated financial statements are no longer part of HVB Group and were deconsolidated effective January 1, 2003:

- Hypo Real Estate Bank AG, Munich
- Westfälische Hypothekenbank AG, Dortmund
- WestHyp Immobilien Management GmbH & Co. KG, Dortmund
- Württembergische Hypothekenbank AG, Stuttgart
- HVB Bank Ireland, Dublin
- FGH-Bank N.V., Utrecht
- Pfandbrief Bank International S.A., Luxembourg
- PBI-Beteiligungs-GmbH, Munich
- HVB Real Estate Capital Ltd., London
- DIA Vermögensverwaltungs-GmbH, Munich

The following companies, among others, are no longer included in consolidation due to their being sold:

- norisbank AG, Nuremberg, was sold with effect from September 30, 2003, yielding generated gains on disposal of €279 million. The company contributed €46 million (2002: €47 million) to consolidated net income before taxes.
- Bank von Ernst & Cie. AG, Zurich, was sold with effect from November 28, 2003, yielding gains on disposal of €189 million. The company contributed €15 million (2002: €7 million) to consolidated net income before taxes.
- BA/CA Asset Finance Limited, Glasgow, was sold with effect from September 30, 2003, yielding gains on disposal of €13.5 million. The company contributed €4 million (2002: €5 million) to consolidated net income before taxes.

At the same time, the following companies are no longer included in consolidation as they failed to reach the materiality threshold:

- PlanetHome AG, Munich
- HVB Investitionsbank GmbH, Hamburg

The following companies included in consolidation were involved in corporate mergers during fiscal 2003:

- VI-Industrie-Beteiligungsgesellschaft mbH, Munich, and HI-Vermögensverwaltungsgesellschaft, Munich, were absorbed by HVB AG in the first quarter.
- Bankhaus Maffei & Co. KGaA, Munich, was absorbed by Bankhaus Gebrüder Bethmann OHG, Frankfurt am Main, in the third quarter, which was then renamed Bankhaus-BethmannMaffei OHG, Munich.
- Activest GmbH Marketing und Vertrieb, Munich, was absorbed by Activest Investmentgesellschaft mbH, Munich.
- HVB Bank Croatia d.d., Zagreb was absorbed by Splitska Banka d.d., Split, in the third quarter of 2003.

No effects on the Bank's economic situation arose from the mergers.

The following companies, among others, have been fully consolidated for the first time in the 2003 financial statements:
- Commercial Bank Biochim AD, Sofia
- HVB Payments & Services GmbH, Aschheim
- HVB Global Assets Company L.P., City of Dover
- HVB LMP Inc., Wilmington

In the first quarter of 2003, the Bank initially consolidated Commercial Bank Biochim AD, Sofia, in which Bank Austria Creditanstalt Aktiengesellschaft (BA-CA) had acquired a 99.7% interest. The acquisition gave rise to goodwill of €40 million, which will be amortized over a period of 15 years.

The business activities of the ZVS unit (payment systems) at the parent bank were transferred to HVB Payments & Services GmbH, Aschheim at April 1, 2003, which was added to the group of companies included in consolidation as a result.

In the fourth quarter, the Bank formed a new subsidiary called HVB Global Assets Company, L.P., City of Dover, USA, together with an external investor. Besides transferring part of the Bank's project-finance portfolio (totaling €807 million at December 31, 2003) to the company in the fourth quarter, the Bank has also contributed its expertise in this sector for the administration of the portfolios and acquisition of new loans.

HVB LMP Inc. was formed as a wholly owned subsidiary of HVB America Inc. and equipped with capital of $586 million, which is used for trading purposes.

The Bank's largest subgroup is BA-CA, Vienna, which has been included in the consolidated financial statements together with 344 (2002: 325) fully consolidated companies.

Of the Bank's 81 (old HVB Group in 2002: 102) associated companies and joint ventures, 26 (old HVB Group in 2002: 32) were included in the consolidated financial statements using the equity method. The remaining associated companies and joint ventures do not have a significant impact on the Bank's assets, financial position, or earnings, and are therefore carried under investments. The income of €65 million from companies valued at equity is carried under net interest income.

The following companies are no longer included in the group of companies valued at equity:
- Union Versicherung AG, Vienna
- CA Versicherungs AG, Vienna
- Banco BBA-Creditanstalt S.A, São Paulo

A 23.3% holding in Union Versicherung AG was sold, meaning that the Bank's interest now totals only 10.0%. The Bank has reduced its holding in CA Versicherungs AG from 50.0% to 10.0%. The Bank no longer exerts a significant influence over either company.

The Bank sold all of its 47.8% holding in Banco BBA-Creditanstalt in the first quarter.

The Bank's interest in Brau und Brunnen AG, Berlin and Dortmund, totaled 61.7% at the balance sheet date. This holding is carried under available-for-sale investments, as 28.1% of the interest was acquired with the intention of reselling and the intention at the balance sheet date was still to resell. Subject to the approval of the antitrust authorities, the Bank sold its complete interest in Brau und Brunnen AG in February 2004.

As in previous years, the real estate project companies are not included in consolidation. The business activities of these companies are built around exploiting their real estate portfolios to best possible advantage. Their results are incorporated in the financial statements of the parent bank.

A total of 819 subsidiaries, associated companies and joint ventures were neither fully consolidated nor accounted for using the equity method as they do not have a material impact on the Bank's assets or financial position, or earnings.

The effects on the balance sheet of the contractual relationships between the Group companies and these non-consolidated companies are included in the consolidated financial statements. The aggregate net income for the year of these companies makes up around 0.2% of consolidated profit, while such companies provide around 2.6% of consolidated assets. The interests in these companies are carried as available-for-sale investments.

	2003	2002 old HVB Group
Total number of subsidiaries	**1,166**	**1,195**
Consolidated companies	402	444
Non-consolidated companies	764	751
Joint ventures	**16**	**15**
of which:		
valued at equity	1	—
Associated companies	**65**	**87**
of which:		
valued at equity	25	32

The full list of holdings contains all subsidiaries, joint ventures and associated companies – broken down by whether they are included in the consolidated financial statements or not – together with other holdings. The list forms part of the present consolidated financial statements filed with the Commercial Register in Munich, and can be called up on our website.

www.hvbgroup.com/holdings

4

Principles of consolidation

Consolidation is performed by offsetting the purchase price of a subsidiary against the value of the interest held in the completely recalculated shareholders' equity of the consolidated subsidiary at the time of acquisition. This amount is the difference between the assets and liabilities of the acquired company, carried at the fair value. The difference between the higher acquisition cost and the prorated recalculated shareholders' equity is recognized as goodwill under intangible assets in the balance sheet and amortized over the estimate useful life. The same principles are applied when consolidating associated companies and joint ventures using the equity method. The profit of the parent bank available for distribution is shown as consolidated profit.

Business transactions between consolidated companies are eliminated. Any intermediate profits or losses arising from intercompany transactions are also eliminated.

5

Financial instruments

A financial instrument is any contract that gives rise to both a financial asset of one company and a financial liability or equity instrument of another company. According to IAS 39, all financial instruments are to be recorded in the balance sheet, classified in specific categories, and measured in accordance with this classification.

- Instruments held for trading purposes are shown under assets and liabilities held for trading purposes. Any differences resulting from such instruments being valued with their fair value is taken to the income statement.
- Loans and receivables originated by the company are financial assets that are created by the company providing money, goods, or services directly to a debtor and that are not held for trading purposes. Loans and receivables originated by the company are measured at amortized cost and capitalized under placements with, and loans and advances to, other banks, and loans and advances to customers.
- Held-to-maturity (HtM) financial instruments are financial assets with fixed or determinable payments and fixed maturity that the company has the positive intent and ability to hold to maturity. HtM financial instruments are measured at amortized cost, with premiums and discounts included on a pro rata basis. Write-downs are taken where there is a rating-related decline in value. If the reasons for the write-down no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the HtM financial instrument to a level in excess of the amortized cost. Held-to-maturity financial instruments are included under investments.
- All other financial assets are classified as available-for-sale (AfS) securities and receivables. They are measured at fair value. The changes in value arising from remeasurement are carried in a separate item under shareholders' equity (AfS reserve) in the balance sheet until the asset is sold or an impairment as defined in IAS 39.109 has occurred. The impairment is reversed in a way that affects reported net income when there is objective evidence that the fair value of the available-for-sale financial instrument has risen. Available-for-sale holdings are not divided into categories that are valued at amortized cost. Available-for-sale financial instruments are largely included in investments, and to a lesser extent also in placements with, and loans and advances to, other banks, and loans and advances to customers.

Purchases and sales of financial instruments are recognized at the trade date. Premiums and discounts are netted directly with the financial instruments. The fair value of the financial instruments can be reliably measured. Unlisted financial instruments for which the Bank cannot measure fair values are carried at amortized cost.

Hedges between financial instruments are recognized in accordance with the two forms described in IAS 39: the fair value hedge and the cash flow hedge.

A fair value hedge is a hedge of the exposure to changes in the fair value of a recognized asset or liability, or an identified portion of such an asset or liability, that is attributable to a particular risk and that will affect reported net income. The Bank applies the method of accounting for fair value hedges for derivatives used to hedge the fair value of recognized assets and liabilities.

Under this method, the hedging instrument is measured at fair value. Changes in value are recognized in the income statement. The carrying amounts of the hedged item are adjusted by the valuation results relating to the hedged risk, in a way that affects the income statement.

A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction and that will affect reported net income. The Bank applies the method of accounting for cash flow hedges for derivatives used to hedge future interest cash flows. The Bank recognizes derivatives in accordance with cash flow hedge accounting when they are used to hedge interest rate risk as part of the Bank's asset/liability management. Future variable interest payments for variable receivables and liabilities are converted into fixed interest payments primarily by means of interest rate swaps. Hedging instruments are measured at fair value under this method of accounting. Changes in fair value are divided into an effective and an ineffective portion. A hedge is regarded as highly effective if, at inception and throughout the life of the hedge, the company can expect changes in the cash flows of the hedged item to be offset almost completely by changes in the cash flows of the hedging instrument. To demonstrate effectiveness, the future variable interest cash flows arising from variable receivables and liabilities being hedged at the end of each quarter or at the balance sheet date are shown alongside the variable interest rate payments arising from the interest rate derivatives in detailed maturity schedules. The effective portion of the hedging instrument is recognized in a separate equity item (hedge reserve) in the balance sheet. The changes in value of these derivatives are offset by future compensating effects arising from the hedge relationship, which must not be shown in the balance street. The hedge reserve is reversed and taken to the income statement in the periods during which the cash flows of the hedged financial instruments affect net income for the period. The ineffective portion is recognized in the income statement.

The IAS 39-specific equity items available-for-sale reserve and hedge reserve are not included when calculating the figures for profitability ratios.

6

Assets held for trading purposes

Besides securities held for trading purposes, this item includes the positive market values of traded derivatives and derivatives used to hedge currency risk arising from financial instruments that are not available-for-sale securities.

Provided they are held for trading purposes, note loans, registered bonds and Treasury bills are carried as other assets held for trading purposes.

Assets held for trading purposes are carried at fair value. The carrying value of derivative financial instruments not traded on the stock exchange is calculated using internal price models based on net present value computations and option price models. Gains and losses arising from the valuation and realization of assets held for trading purposes are taken to the income statement as gains less losses arising from trading securities.

7

Placements, loans and advances

Placements with, and loans and advances to, other banks and customers are carried at amortized cost, provided they are neither available-for-sale receivables nor hedged items of a recognized fair value hedge. Receivables are put on a non-accrual basis when – irrespective of the legal position – an inflow of interest is no longer expected.

8

Allowances for losses on loans and advances and for losses on guarantees and indemnities

Anticipated future loan losses, the structure and quality of the loan portfolios, and general economic factors are taken into account when calculating allowances for losses on loans and advances.

Specific loan-loss allowances to the amount of the anticipated loss have been made to cover all identifiable risks arising from lending operations. Specific loan-loss allowances are reversed as soon as the loan default risk has ceased, or used if the receivable is classified uncollectable and written off.

The Bank makes general loan-loss allowances or sets up reserves for loans to countries involving acute transfer risk or guarantees with comparable risk. Country-specific risk allowances are created to cover renegotiated loans and other finance facilities (due in more than one year). Sound assets pledged to the Bank as security reduce the Bank's exposure to loan-loss risk. The group of countries with acute transfer risk and the corresponding write-down rates are updated regularly to take account of the current risk situation.

All latent lending risks are covered by general provisions measured on the basis of historic loan-loss rates taking into account the economic environment and current events. Loan losses for which no or inadequate specific provisions have been created are treated as consumption of general provisions.

9

Investments

Investments comprise held-to-maturity financial instruments and available-for-sale financial instruments, investment property and companies valued at equity.

Available-for-sale investments that are effective hedges against market risk are recorded as part of fair value hedge accounting.

Compliant with IAS 40, land and buildings held by the Bank as investments with a view to generating rental income and/or capital gains are carried at amortized cost. Scheduled depreciation is taken on investment property over its economic useful life of 25–50 years using the straight-line method. The rental income arising from these investments is recorded in net interest income alongside the funding expense. All other income and expenses arising from land and buildings not used by the Bank are included in net income from investments.

Material investments in joint ventures and associated companies are valued using the equity method, provided they are not of minor significance. Investments in non-consolidated companies and listed companies not valued at equity are carried at the fair value.

10

Property, plant and equipment

Property, plant and equipment is valued at acquisition or production cost less scheduled depreciation – insofar as the assets are depreciable – using the straight-line method based on the assets' useful lives. Fixtures in rented buildings are depreciated over the term of the rental contract, taking into account any extension options, if this is shorter than the normal useful life of the asset concerned.

Property, plant and equipment	Useful economic life
Buildings	25–50 years
Fixtures in buildings not owned	10–25 years
Computer equipment	3– 5 years
Other plant and office equipment	3–25 years

Non-scheduled depreciation is taken on property, plant and equipment whose value is additionally reduced. Should the reasons for the non-scheduled depreciation no longer apply, a subsequent write-up is taken to the income statement; the amount of this subsequent write-up must not increase the value of the property, plant and equipment to a level in excess of the amortized acquisition or production cost.

Subsequent expenditure relating to an item of property, plant and equipment is capitalized, provided additional future economic benefits will flow to the Bank. Expenditure on repairs or maintenance of property, plant and equipment is recognized as expense in the year in which it is incurred.

11

Lease operations

Under IAS 17, lease operations are divided into finance leases and operating leases. Unlike an operating lease, a finance lease is a lease that transfers substantially all the risks and rewards incident to ownership of an asset. Title may or may not eventually be transferred.

HVB Group as lessor

Under finance leases, the lessor recognizes in the balance sheet a receivable at an amount equal to the net investment in the lease and not the leased asset. Interest and similar income is recognized on the basis of a constant, periodic rate of return relating to the net investment outstanding. The term "net investment" is defined in detail in Note 46.

In contrast, assets held under operating leases are recognized as, and valued using the same principles as, property, plant and equipment. Revenue under these arrangements is recognized on a straight-line basis over the lease term.

HVB Group as lessee

Under a finance lease, the asset is recognized as property, plant and equipment, and the obligation as a liability. Each asset is stated at the lower of the following two values: either the fair value of the leased asset at the inception of the lease, or the present value of the minimum lease payments. In calculating the present value of the minimum lease payments, the interest rate implicit in the lease is applied.

The lease payments are broken down into two components: the finance charge (treated as interest expense) and the redemption payment (which reduces the amount of the outstanding liability). Lease payments relating to operating leases are treated as rental expense and recognized in general administrative expenses. Contracts in which the Bank acts as lessee are comparatively insignificant.

12

Intangible assets

The main items included in intangible assets are goodwill and software. Goodwill is amortized over the assumed useful life of 15 to 20 years. Factors to be considered when estimating the useful life primarily include the strategic orientation and the anticipated future income from the subsidiary. Compliant with IAS 36, the value of goodwill is checked regularly, with non-scheduled amortization being taken where necessary. Software is valued at amortized cost, and written down over an expected useful life of three to five years.

13

Liabilities

Liabilities that are not hedged items of an effective fair value hedge are reported at amortized cost, taking into account deferred premiums and discounts on a pro rata basis. Non-interest-bearing liabilities, such as zero bonds and other discounted paper, are shown at present value.

14

Liabilities held for trading purposes

Liabilities held for trading purposes include traded derivatives and derivatives used to hedge foreign currency risk arising from financial instruments that are not available for sale. Warrants and certificates issued by the Bank's trading department are also stated under this item.

15

Provisions

When assessing provisions for uncertain liabilities and anticipated losses on pending transactions, the Bank uses a best estimate compliant with IAS 37.36 ff. Long-term provisions are discounted.

In accordance with IAS 19, the Bank uses actuarial principles to determine the provisions for pension and similar commitments. The amounts are calculated using the projected unit credit method, taking into account the present value of the defined benefit obligations and unrealized actuarial gains and losses. Causes of such gains and losses include irregularities in the risk profile (e.g. higher or lower rates of early retirement or mortality than anticipated in the calculation principles applied) and changes in the applicable parameters.

Actuarial gains and losses are recognized in accordance with the corridor method. Under this approach, gains and losses are not recognized as income or expense in subsequent years unless the cumulative gains or losses at the balance sheet date exceed the higher of the following two items: 10% of the present value of the defined benefit obligation or the assets of an external retirement benefit scheme.

The discount rate is based on the long-term interest rate for first-class, fixed-yield corporate bonds at the balance sheet date. The amount of the provisions recognized in the balance sheet is calculated using the provisions recognized in the prior year plus the pension expense determined at the beginning of the fiscal year less payments for the current fiscal year affecting liquidity. The plan assets set up by the parent bank in 2003 to fund pension obligations are described in detail in Note 60.

16

Other liabilities

Compliant with IAS 37, accruals and other items are shown under other liabilities. These reflect future expenditure of uncertain timing or amount, but the uncertainty is much less than for provisions. Accruals are liabilities for goods and services provided or received that have been neither paid for nor invoiced by the supplier nor formally agreed. This also includes current liabilities to employees, such as flex-time credits and outstanding vacation. Accruals are carried at the amount likely to be used.

17

Foreign currency translation

Amounts in foreign currency are translated in accordance with the principles set forth in IAS 21. This standard calls for monetary items not denominated in euros and cash transactions not completed at the reporting date to be translated into euros at the reporting date using current market rates. Non-monetary items carried at cost are translated using the rate applicable at the time of acquisition.

Income and expense items arising from foreign currency translation at the individual Group companies are stated under the appropriate items of the income statement.

Where they are not stated in euros, the balance sheet, income and expense items reported by the Bank's subsidiaries are translated using current market rates at the balance sheet date in the consolidated financial statements.

18

Taxes on income

Taxes on income are accounted for in accordance with the principles set forth in IAS 12. Apart from a few exceptions allowed for in the standard, deferred tax assets and liabilities are recognized for all temporary differences between the values stated in accordance with IFRS and the values stated for tax-reporting purposes. Deferred tax assets arising from unused losses carried forward for tax-reporting purposes are shown where permitted by IAS 12.

Since the concept is based on the presumption of future tax assets and liabilities under the liability method, the assets and liabilities are computed using the tax rates that are expected to apply when the differences are reversed.

19

Discontinuing operations

The spin-off of the commercial real estate business to Hypo Real Estate Holding AG became legally effective at the end of September when entered in the Commercial Register. With effect from January 1, 2003 (spin-off date compliant with Sections 126 and 135 of the German Transformation of Companies Act (UmWG)), all actions and transactions of HVB AG relating to the assets to be spun off are deemed to have been made for account of Hypo Real Estate Holding. This means that the effects of the spin-off in the relationship between HVB AG and Hypo Real Estate Holding AG are related back to January 1, 2003.

Consequently, the income statement for 2003 no longer contains any income or expense items for the spun-off companies.

The values shown in the balance sheet and income statement last year as well as the corresponding information in the notes are no longer comparable, as they relate to the old HVB Group.

Consequently, in order to make the present financial statements comparable with the prior year in the balance sheet, income statement, and in the notes, proforma comparison figures for the new HVB Group are additionally provided.

The companies deconsolidated as part of the spin-off are listed in Note 3, "Companies included in consolidation."

Following the completion of the spin-off, the Hypo Group segment contained in the annual financial statements at December 31, 2002 no longer appears in our segment reporting.

The subgroup (Hypo Real Estate Group) spun off to Hypo Real Estate Holding AG was equipped with equity capital of €3,712 million as part of the spin-off.

The risk cover provided by HVB AG has been incorporated in the balance of other income and expenses.

In conjunction with the spin-off, but not as part of the spin-off, the existing portfolio of HVB AG's European offices was transferred to the new Hypo Real Estate Group with economic effect from January 1, 2003. The transfer was effected in part physically, involving the assumption of the loans and subrogation of creditors, and in part synthetically. In other words, the loans remain on the balance sheet of HVB AG, while the Hypo Real Estate Group has assumed the credit risks by means of a loan-transfer agreement and the ongoing handling of the loans.

20

Notes to segment reporting by business segment (primary segmentation)

The Bank is managed in operational business segments, which is why they are defined as primary segments. A detailed description of the operations and products is provided in the reports on the individual business segments in the Annual Review. The results of the business units within the business segments are covered in detail in Management's Discussion and Analysis. The primary Real Estate Workout segment is shown alongside the business segments.

The Bank's segment reporting is based on its segment controlling instrument, which is prepared in accordance with IFRS. The segments operate as autonomous companies with their own equity resources and responsibility for profits and losses. The business segments are delimited by responsibility for serving customers. Net interest income is broken down using the market interest calculation method. General administrative expenses are allocated to the correct segment according to causation. The Group Services Business, Core IT, and Group Corporate Center are treated as external service providers charging fair market prices for their services.

Goodwill is allocated to the business segments. Where the commercial activities of a company span more than one segment, the goodwill is distributed in line with the contribution to results at the time of acquisition.

Core capital of 6.2% in relation to the risk positions, in the other words risk assets and the market risks to be covered as set forth in Principle I of the Banking Supervisory Regulations regarding Section 10 of the German Banking Act, is allocated to the individual business segments. The average tied core capital calculated in this way is used to compute the return on investment, which is disclosed under net interest income. In this context, the Bank applies a rate of interest which, according to its empirical observations, represents the average long-term rate of return of a risk-free asset on the capital market. The average tied core capital forms the basis for computing return on equity. When calculating return on equity after taxes, the Bank uses net income (loss) excluding minority interest. Taxes on income are normally allocated to the business segments in accordance with causation.

The Other/consolidation column reflects amounts that do not fall under the sphere of responsibility of the business segments as well as cross-segment consolidations. This includes consolidated service companies, and net income from non-consolidated subsidiaries not assigned to the business segments and from the strategic securities portfolio, which is the responsibility of the Board of Managing Directors. Also incorporated in this segment are the amounts resulting from decisions taken with regard to asset/liability management.

In contrast to the assumption applied in the 2002 consolidaded financial statements, parts of the loan portfolio transferred to the Hypo Real Estate Group in connection with the spin-off were transferred synthetically. In addition, the physical transfer of loans was completed without corresponding funding, with a receivable from the Hypo Group being capitalized instead. Furthermore, the BA-CA Cayman Islands subsidiary is recognized in the Other/consolidation segment on account of new Board responsibilities at Bank Austria Creditanstalt. The prior year figures have been adjusted accordingly.

21

Income statement, broken down by business segment

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group
Net interest income						
2003	2,911	1,948	1,356	(12)	(322)	5,881
2002	2,954	1,981	1,373	(10)	(362)	5,936
Provisions for losses on loans and advances						
2003	1,455	461	330	58	9	2,313
2002	1,853	511	919	—	9	3,292
Net commission income						
2003	1,236	1,109	451	—	(1)	2,795
2002	1,187	1,064	418	(2)	5	2,672
Trading profit (loss)						
2003	5	105	652	—	58	820
2002	3	30	699	—	55	787
General administrative expenses						
2003	2,943	2,285	1,086	13	44	6,371
2002	3,266	2,222	1,319	27	62	6,896
Balance of other operating income and expenses						
2003	524	37	6	(3)	56	620
2002	28	24	30	(4)	102	180
Operating profit (loss)						
2003	278	453	1,049	(86)	(262)	1,432
2002	(947)	366	282	(43)	(271)	(613)
Net income from investments						
2003	(26)	63	7	—	(1,850)	(1,806)
2002	(99)	50	(267)	—	903	587
Amortization of goodwill						
2003	19	721	389	—	5	1,134
2002	215	118	59	—	3	395
Additions to restructuring provisions						
2003	—	—	—	—	—	—
2002	212	2	35	—	34	283
Balance of other income and expenses						
2003	(9)	(7)	(1)	(152)	(469)	(638)
2002	(11)	(2)	(3)	(115)	(18)	(149)

Income statement, broken down by business segment (contd.)

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group
Profit (loss) from ordinary activities/ net income (loss) before taxes						
2003	224	(212)	666	(238)	(2,586)	(2,146)
2002	(1,484)	294	(82)	(158)	577	(853)
Profit (loss) from ordinary activities/ net income (loss) before taxes (net of non-scheduled items)						
2003	(244)	328	1,003	(238)	(239)	610
including: Bank Austria Group						
2003	—	328	55	—	7	390
2002	—	294	(42)	—	34	286

22

Key ratios, broken down by business segment

in %	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout[1]	Other/ consolidation[1]	New HVB Group
Cost-income ratio (based on operating revenues)						
2003	62.9	71.4	44.1	—	—	63.0
2002	78.3	71.7	52.3	—	—	72.0
Return on equity before taxes[2]						
2003	3.6	-6.9	15.9	—	—	-14.6
2002	-20.9	8.6	-1.5	—	—	- 5.0
Return on equity before taxes, net of amortization of goodwill[2]						
2003	3.9	16.5	25.1	—	—	6.9
2002	-17.9	12.0	-0.4	—	—	- 2.7
Return on equity after taxes, net of amortization of goodwill[3]						
2003	3.2	8.3	23.7	—	—	-11.2
2002	-17.2	8.5	-0.4	—	—	- 2.8
Return on equity after taxes[3]						
2003	2.9	-17.2	13.5	—	—	-19.7
2002	-20.7	4.6	-1.6	—	—	- 5.4

[1] Figures have no informative value

[2] Net income before taxes, or net income before taxes net of amortization of goodwill, as a proportion of average shareholders' equity (excluding change in valuation of financial instruments) including minority interest

[3] Net income (loss), or net income (loss) net of amortization of goodwill, as a proportion of average shareholders' equity (excluding change in valuation of financial instruments)

23

Operating performance, broken down by business segment

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group
Assets held for trading purposes						
2003	40	2,892	77,164	—	366	80,462
2002	54	2,489	82,275	—	434	85,252
Total volume of lending						
2003	166,658	80,542	78,369	3,025	9,750	338,344
2002	176,732	78,912	107,312	4,285	8,539	375,780
Deposits from other banks						
2003	1,054	6,415	112,304	—	(6,809)	112,964
2002	1,629	5,462	134,989	—	(5,661)	136,419
Amounts owed to other depositors						
2003	58,480	52,603	29,109	355	(235)	140,312
2002	54,509	54,483	37,434	325	345	147,096
Promissory notes and other liabilities evidenced by paper						
2003	92	6,429	116,449	—	(242)	122,728
2002	107	6,626	141,397	—	(607)	147,523

24

Risk provision rates, broken down by business segment

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group
Net addition rate (%)						
2003	0.87	0.57	0.42	1.92	—	0,68
2002	1.05	0.65	0.86	—	—	0.88
Loan-loss rate (%)						
2003	0.60	0.51	0.78	20.63	—	0.80
2002	0.35	0.34	0.41	17.15	—	0.57
Total allowances for losses on loans and advances (€ millions)						
2003	5,611	3,523	1,757	854	138	11,883
2002	5,222	3,566	2,303	1,429	150	12,670
Provision rate (%)						
2003	3.37	4.37	2.24	28.23	—	3.51
2002	2.95	4.52	2.15	33.35	—	3.37

25

Loans put on a non-accrual basis, broken down by business segment

	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group
Loans put on a non-accrual basis (€ millions)						
2003	6,434	3,458	2,391	1,554	49	13,886
2002	4,982	2,430	2,930	2,156	83	12,581
Coverage ratio (%)						
2003	87	102	73	55	—	86
2002	105	147	79	66	—	101

26

Capital, broken down by business segment

€ millions	Germany	Austria/ CEE	Corporates & Markets	Real Estate Workout	Other/ consolidation	New HVB Group
Average tied core capital						
2003	6,814	3,371	4,579	97	1,151	16,012
2002	7,211	3,476	5,644	132	874	17,337
Average equity capital						
2003	5,707	2,823	3,835	81	964	13,410
2002	6,189	2,984	4,844	113	751	14,881

27

Employees, broken down by business segment and service division

	2003	2002 new HVB Group	2002 old HVB Group
Germany	13,956	17,047	17,047
Austria/CEE	27,085	26,041	26,041
Corporates & Markets	3,198	3,598	3,598
Real Estate Workout	666	603	603
Group Services	7,522	8,253	8,253
Core IT	2,662	2,726	2,726
Group Corporate Center	5,125	5,986	5,986
Hypo Group	—	—	1,672
Total	**60,214**	**64,254**	**65,926**

28

Segment reporting by region (secondary segmentation)

The allocation of amounts to regions is based on the head office of the Group companies or offices involved.

Income statement, broken down by region

€ millions	Germany	Austria	Other Western Europe	Central and Eastern Europe	Americas	Asia	Consolidation	Group
Operating revenues								
2003	5,449	2,519	983	1,045	366	67	(313)	10,116
2002, new HVB Group	4,654	2,596	1,064	1,085	507	171	(502)	9,575
2002, old HVB Group	5,233	2,596	1,209	1,085	507	171	(566)	10,235
Provisions for losses on loans and advances								
2003	1,584	373	151	90	127	(12)	—	2,313
2002, new HVB Group	2,258	432	234	148	244	(24)	—	3,292
2002, old HVB Group	2,763	432	234	148	244	(24)	—	3,797
General administrative expenses								
2003	3,447	1,837	304	647	133	72	(69)	6,371
2002, new HVB Group	3,820	1,798	406	670	167	77	(42)	6,896
2002, old HVB Group	3,969	1,798	450	670	167	77	(55)	7,076
Operating profit (loss)								
2003	418	309	528	308	106	7	(244)	1,432
2002, new HVB Group	(1,424)	367	424	267	96	118	(461)	(613)
2002, old HVB Group	(1,498)	367	524	267	96	118	(512)	(638)
Profit (loss) from ordinary activities/net income (loss) before taxes								
2003	(2,229)	(539)	493	275	67	31	(244)	(2,146)
2002, new HVB Group	(1,328)	202	235	237	132	131	(462)	(853)
2002, old HVB Group	(1,379)	202	369	237	132	131	(513)	(821)
Profit (loss) from ordinary activities/net income (loss) before taxes (net of non-scheduled items)								
2003	(95)	210	304	275	129	31	(244)	610

Cost-income ratio (based on operating revenues), broken down by region

in %	2003	2002 new HVB Group	2002 old HVB Group
Germany	63.3	82.1	75.8
Austria	72.9	69.3	69.3
Other Western Europe	30.9	38.2	37.2
Central and Eastern Europe	61.9	61.8	61.8
Americas	36.3	32.9	32.9
Asia	107.5	45.0	45.0
Group	**63.0**	**72.0**	**69.1**

Total volume of lending, broken down by region

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Germany	196,967	208,285	316,024
Austria	75,705	75,362	75,362
Other Western Europe	40,600	53,918	59,543
Central and Eastern Europe	17,488	15,652	15,652
Americas	12,649	23,791	23,791
Asia	5,811	10,765	10,765
Consolidation	(10,876)	(11,993)	(13,204)
Group	**338,344**	**375,780**	**487,933**

Employees, broken down by region:

	2003	2002 new HVB Group	2002 old HVB Group
Germany	27,359	31,495	32,901
Austria	13,038	13,381	13,381
Other Western Europe	1,045	1,624	1,890
Central and Eastern Europe	18,107	16,820	16,820
Africa	1	1	1
Americas	364	590	590
Asia	297	340	340
Australia	3	3	3
Group	**60,214**	**64,254**	**65,926**

29

Net interest income

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Interest and similar income from			
lending and money market transactions	17,356	20,646	28,222
fixed-income securities and government-inscribed debt	1,531	3,031	4,874
equity securities and other variable-yield securities	159	246	259
subsidiaries	112	162	136
companies valued at equity	65	16	16
participating interests	69	61	62
investment property	31	37	55
Interest expense and similar charges for			
deposits	7,200	9,488	12,217
promissory notes and other liabilities evidenced by paper	5,338	7,634	13,500
subordinated capital	1,061	1,244	1,361
Net income from lease operations	**157**	**103**	**103**
Total	**5,881**	**5,936**	**6,649**

Interest margin

in %	2003	2002 new HVB Group	2002 old HVB Group
Based on average risk assets (BIS)	2.44	2.18	2.07
Based on average volume of business	1.38	1.23	1.04

30

Provisions for losses on loans and advances

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Additions	3,788	4,718	5,235
Allowances for losses on loans and advances	3,597	4,458	4,975
Allowances for losses on guarantees and indemnities	191	260	260
Releases	(1,348)	(1,328)	(1,337)
Allowances for losses on loans and advances	(1,157)	(1,179)	(1,188)
Allowances for losses on guarantees and indemnities	(191)	(149)	(149)
Recoveries from write-offs of loans and advances	(127)	(98)	(101)
Total	**2,313**	**3,292**	**3,797**

31

Net commission income

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Securities and custodial services	1,099	1,071	1,075
Foreign trade operations/ money transfer operations	983	939	939
Lending operations	457	449	476
Other service operations	256	213	194
Total	**2,795**	**2,672**	**2,684**

32

Gains less losses arising from trading securities (trading profit)

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Equity contracts	237	172	172
Interest rate and currency contracts	583	615	615
Total	**820**	**787**	**787**

This item includes interest and dividend income totaling €750 million and refinancing costs totaling a negative item of €631 million resulting from the balance of assets and liabilities held for trading purposes.

33

General administrative expenses

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Personnel expense	**3,631**	**3,773**	**3,912**
Wages and salaries	2,666	2,796	2,893
Social security costs	509	496	513
Pension and other employee benefit costs	456	481	506
Other administrative expenses	**2,108**	**2,424**	**2,451**
Depreciation and amortization	**632**	**699**	**713**
on property, plant and equipment	397	505	514
on software and other intangible assets, excluding goodwill	235	194	199
Total	**6,371**	**6,896**	**7,076**

In 2003, the Bank did not grant any substantial stock option schemes involving shares of the parent bank or similar forms of remuneration.

34

Balance of other operating income and expenses

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Other operating income	939	532	487
Other operating expenses	319	352	372
Total	**620**	**180**	**115**

The largest items under other operating income relate to gains on the sale and deconsolidation of subsidiaries, notably norisbank Aktiengesellschaft and Bank von Ernst & Cie. AG, totaling €547 million. Income from the reversal of provisions other than loan-loss provisions amounts to €130 million. The sale of property, plant and equipment, placements, loans and advances, intangible assets, and other assets gave rise to income totaling €17 million and expenses totaling €24 million. The expenses arising from additions to accruals and provisions other than loan-loss provisions total €42 million. Write-downs on current assets totaled €15 million. The deconsolidation of subsidiaries gave rise to a loss of €22 million.

Apart from this, there are no substantial individual items included in other operating income and expenses.

35

Operating revenues

Breakdown of operating revenues

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Net interest income	5,881	5,936	6,649
Net commission income	2,795	2,672	2,684
Gains less losses arising from trading securities (trading profit)	820	787	787
Balance of other operating income and expenses	620	180	115
Total	**10,116**	**9,575**	**10,235**

36

Effects of changes in foreign exchange rates

The change in foreign exchange rates – notably the appreciation of the euro against the dollar and other major international currencies – depressed net interest income, net commission income and trading profit, and reduced administrative expenses.

	Effect	Adjusted changes compared with new HVB Group 2002	
	€ millions	€ millions	in %
Net interest income	-148	93	1.6
Net commission income	- 54	177	6.6
Gains less losses arising from trading securities (trading profit)	- 17	50	6.4
General administrative expenses	-126	-399	-5.8

37

Net income from investments

Net income from the sale of, and changes in valuation of, held-to-maturity and available-for-sale investments to be recognized in the income statement are shown in this item. Also stated here are gains on the sales of companies valued at equity, as well as expenses arising from, and gains on the realization of, investment property. The net income from held-to-maturity assets totaled €17 million (new HVB Group in 2002: loss of €15 million; old HVB Group in 2002: €15 million) and net loss from available-for-sale investments totaled €1,901 million (new HVB Group in 2002: gain of €661 million; old HVB Group in 2002: gain of €691 million). This primarily reflects write-downs on our holdings in Münchener Rückversicherungs-Gesellschaft AG, Allianz AG, and Ergo Versicherungsgruppe AG affecting the income statement. In addition, the gains on the disposal of shareholdings and revaluation expenses largely offset each other.

The gain on the sale of joint ventures and associated companies valued at equity totaled €39 million (new HVB Group in 2002: loss of €40 million; old HVB Group in 2002: loss of €40 million). Expenses relating to investment property totaled €39 million (new HVB Group in 2002: €48 million; old HVB Group in 2002: €55 million). The Bank realized gains of €78 million (new HVB Group in 2002: €29 million; old HVB Group in 2002: €38 million) on the sale of such property.

38

Amortization of goodwill

Amortization of goodwill totaled €1,134 million in 2003. This results primarily from non-scheduled amortization of goodwill taken on Bank Austria Creditanstalt Aktiengesellschaft of €800 million.

39

Balance of other income and expenses

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Other income	—	—	—
Other expenses	**638**	**149**	**151**
of which:			
Other taxes	14	17	18
Absorbed losses	164	132	133
Risk shield	460	—	—
Balance of other income and expenses	**(638)**	**(149)**	**(151)**

Risk-shield expenses totaling €460 million accrued in conjunction with the spin-off of the commercial real estate business to Hypo Real Estate Holding AG. This sum arose from the commitment to assume net losses of Hypo Real Estate Bank AG up to a maximum amount of €590 million (€460 million in 2003 and €130 million in 2004), provided such losses were caused by the formation of specific loan-loss provisions.

40

Taxes on income

This item breaks down as follows:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Current taxes	107	250	277
Deferred taxes	189	(253)	(240)
Total	**296**	**(3)**	**37**

Deferred taxes result from the income-related creation and release of tax deferrals during the year under review. The deferred tax expense is attributed to temporary differences developing or being reversed, or to the development or use of tax losses carried forward (deferred tax expense of €202 million) and to changes in value of deferred tax assets and changes in tax rates (deferred tax income of €13 million).

The differences between computed taxes on income and recognized taxes on income are shown in the following reconciliation.

€ millions	2003	2002 old HVB Group
Net income (loss) before taxes	(2,146)	(821)
Applicable tax rate	28.0%	26.4%
Computed taxes on income	(601)	(217)
Tax effects		
arising from prior years and changes in tax rates	1	33
arising from foreign income	32	(24)
arising from non-taxable income	(343)	(438)
arising from different tax laws	14	(112)
arising from non-deductible expenses	604	182
arising from valuation adjustments and the non-application of deferred taxes	260	500
arising from amortization of goodwill	320	105
arising from other differences	9	8
Recognized taxes on income	**296**	**37**

The tax rate applicable in the year under review rose from 26.4% to 28.0% on account of the German Flood Victim Solidarity Act. This figure comprises the current rate of corporate income tax in Germany of 26.5% (2002: 25.0%) and the solidarity surcharge of 5.5% of corporate income tax.

The effect on tax of foreign income results from different tax rates applicable in other countries.

The item tax effects arising from different tax laws comprises primarily the application of non-uniform tax rates for the calculation current and deferred trade tax in Germany, and a reduction in corporate income tax and the solidarity surcharge resulting from the deductibility of trade tax.

Alongside the effects arising from the reduction and increase of deferred tax assets compliant with IAS 12.56 and IAS 12.37, the item effects on taxes arising from valuation adjustments and the non-application of deferred taxes contains the effects arising from the non-application of deferred tax assets due to tax losses carried forward and temporary differences in the current fiscal year. In addition, this item includes the effects of temporary differences associated with subsidiaries for which, compliant with IAS 12.39 and 12.44, no deferred tax assets or liabilities may be recognized.

The deferred tax assets and liabilities are broken down as follows:

€ millions	2003	2002 old HVB Group
Deferred tax liabilities		
Placements with, and loans and advances to, other banks and customers, incl. loan-loss provisions	142	153
Assets/liabilities held for trading purposes	565	581
Investments	508	746
Property, plant and equipment/ intangible assets	131	168
Other assets/liabilities	294	2,196
Deposits from other banks/ amounts owed to other depositors	43	103
Other	407	60
Deferred tax liabilities	**2,090**	**4,007**
Deferred tax assets		
Assets/liabilities held for trading purposes	921	845
Investments	277	328
Property, plant and equipment/ intangible assets	69	79
Provisions	497	605
Other assets/liabilities	1,323	4,105
Placements with, and loans and advances to, other banks and customers, incl. loan-loss provisions	164	262
Losses carried forward	432	477
Other	102	142
Deferred tax assets	**3,785**	**6,843**

German corporations are generally charged a definitive corporate income tax rate of 25%, irrespective of whether the earnings are distributed or not. The rate of corporate income tax applicable in 2003 is 26.5%. Since this higher rate is only applicable in 2003, deferred taxes were measured for the Bank's domestic companies using a uniform rate of corporate income tax, including the solidarity surcharge, of 26.4%, and a rate of municipal trade tax dependent on the respective multiplier. Given the deductibility of municipal trade tax when calculating corporate income tax, this results in an unchanged total assessment rate for deferred taxes of 39.8% at the parent bank.

The available-for-sale reserve was reduced by €48 million due to deferred taxes in the year under review. Deferred tax assets of €567 million were offset against the hedge reserve in 2003.

In each case, the deferred tax items offset directly against reserves are amounts before adjustment for minority interest.

Compliant with IAS 12, no deferred tax assets have been recognized for tax losses carried forward totaling €3,142 million (old HVB Group in 2002: €2,805 million) and deductible temporary differences of €606 million (old HVB Group in 2002: €635 million).

41

Earnings per share

	2003	2002 new HVB Group	2002 old HVB Group
Net income (loss) adjusted for minority interest (€ millions)	(2,639)	(809)	(829)
Net income (loss) adjusted for minority interest and before amortization of goodwill (€ millions)	(1,505)	(414)	(434)
Net income (loss) adjusted for minority interest and before amortization of goodwill, net of other non-scheduled items (€ millions)	349	—	—
Average number of shares	536,288,701	536,288,701	536,288,701
Earnings per share, € (excl. amortization of goodwill)	**- 2.81**	**- 0.77**	**- 0.81**
Earnings per share, € (excl. amortization of goodwill and other non-scheduled items)	**0.65**	**—**	**—**
Earnings per share, €	**- 4.92**	**- 1.51**	**- 1.55**

A figure for diluted earnings per share was not calculated as no conversion rights or options from conditional capital were still outstanding at the balance sheet date in either 2002 or 2003.

42

Statement of value added

Creation:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Operating revenues	10,116	9,575	10,235
Net income from investments	(1,806)	587	649
Total income	8,310	10,162	10,884
Provisions for losses on loans and advances	2,313	3,292	3,797
Other administrative expenses	2,108	2,424	2,451
Depreciation and amortization on property, plant and equipment, and intangible assets	1,766	1,094	1,108
Other expenses (excl. taxes) and additions to restructuring provisions	624	415	419
Value added	**1,499**	**2,937**	**3,109**

Use:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Value added	**1,499**	**2,937**	**3,109**
Employees (personnel expense)	3,631	3,773	3,912
Public authorities (taxes)	310	14	55
HypoVereinsbank shareholders (dividend)	—	—	—
Minority interest	197	(41)	(29)
Companies	(2,639)	(809)	(829)

43

Cash reserve

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Cash on hand and balances with central banks	5,099	4,716	4,780
Treasury bills and other bills eligible for refinancing with central banks	609	543	593
Treasury bills, zero-interest Treasury notes and similar instruments of public-sector entities	164	179	229
Bills of exchange	445	364	364
Total	**5,708**	**5,259**	**5,373**

44

Assets held for trading purposes

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Debt securities and other fixed-income securities	30,798	33,793	33,793
Money market instruments	2,017	2,498	2,498
Bonds and notes	28,781	31,295	31,295
issued by public-sector borrowers	6,992	4,698	4,698
issued by other borrowers	17,596	20,259	20,259
own debt securities	4,193	6,338	6,338
of which:			
Marketable securities	29,784	31,997	31,997
listed	26,310	27,591	27,591
unlisted	3,474	4,406	4,406
Equity securities and other variable-yield securities	3,660	2,536	2,536
Equity securities	2,839	1,442	1,442
Investment securities	414	1,045	1,045
Other	407	49	49
of which:			
Marketable securities	3,152	2,480	2,480
listed	3,119	1,720	1,720
unlisted	33	760	760
Positive fair values from derivative financial instruments	44,147	44,411	44,411
Other assets held for trading purposes	1,857	4,512	4,512
Total	**80,462**	**85,252**	**85,252**

Assets held for trading purposes are carried at fair value. The difference between the cost of acquisition and fair value of listed securities totals €410 million.

Debt securities and other fixed-income securities receivable from non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	47	130	130
Companies in which a participating interest is held	72	375	375
Total	**119**	**505**	**505**

45

Placements with, and loans and advances to, other banks

Placements with, and loans and advances to, other banks, broken down by type of business

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Placements, loans and advances	**24,457**	**26,524**	**43,155**
Municipal loans	1,213	1,580	22,432
Real estate loans	9	9	388
Other placements, loans and advances	23,235	24,935	20,335
Investments	**28,385**	**31,028**	**30,712**
Total	**52,842**	**57,552**	**73,867**

Placements with, and loans and advances to, other banks in Germany and other regions

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Banks in Germany	14,524	14,806	35,134
Banks in other regions	38,318	42,746	38,733
Total	**52,842**	**57,552**	**73,867**

Placements with, and loans and advances to, other banks, broken down by maturity

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Repayable on demand	12,482	18,792	15,045
With agreed maturities	40,360	38,760	58,822
up to 3 months	21,920	23,127	24,538
from 3 months to 1 year	5,853	6,016	8,430
from 1 year to 5 years	6,418	4,874	12,520
from 5 years and over	6,169	4,743	13,334
Total	**52,842**	**57,552**	**73,867**

Placements with, and loans and advances to, non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	375	605	605
Companies in which a participating interest is held	1,387	2,574	2,574
Total	**1,762**	**3,179**	**3,179**

46

Loans and advances to customers

Loans and advances to customers, broken down by type of business

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Loans and advances	**280,850**	**311,126**	**406,210**
Municipal loans	24,998	24,710	59,252
Real estate loans	126,787	138,605	199,799
Other loans and advances	129,065	147,811	147,159
Investments	**2,675**	**3,728**	**3,728**
Total	**283,525**	**314,854**	**409,938**

Loans and advances to customers in Germany and other regions

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Customers in Germany	175,622	187,707	264,257
Customers in other regions	107,903	127,147	145,681
Total	**283,525**	**314,854**	**409,938**

Loans and advances to customers, broken down by maturity

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Repayable on demand	25,659	29,645	29,027
With agreed maturities	257,866	285,209	380,911
up to 3 months	31,338	36,612	41,160
from 3 months to 1 year	20,906	25,141	30,119
from 1 year to 5 years	56,616	66,063	93,015
from 5 years and over	149,006	157,393	216,617
Total	**283,525**	**314,854**	**409,938**

Loans and advances to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	2,745	3,027	3,115
Companies in which a participating interest is held	3,526	3,713	3,979
Total	**6,271**	**6,740**	**7,094**

Amounts receivable from lease operations (finance lease)

€ millions	2003	2002 old/new HVB Group
Gross investment value (by remaining maturity)		
up to 3 months	361	254
from 3 months to 1 year	758	483
from 1 year to 5 years	2,207	1,588
from 5 years and over	2,735	2,129
Total gross investment value	**6,061**	**4,454**
of which:		
Unguaranteed residual values	1,013	923
Unrealized finance income (by remaining maturity)		
up to 3 months	(51)	(4)
from 3 months to 1 year	(137)	(23)
from 1 year to 5 years	(381)	(176)
from 5 years and over	(627)	(538)
Total unrealized finance income	**(1,196)**	**(741)**
Net investment (by remaining maturity)		
up to 3 months	310	250
from 3 months to 1 year	621	460
from 1 year to 5 years	1,826	1,412
from 5 years and over	2,108	1,591
Total net investment	**4,865**	**3,713**

For the lessor, the gross investment in the lease is the aggregate of the minimum lease payments under a finance lease and any unguaranteed residual value accruing to the lessor. The minimum lease payments are the payments made over the lease term that the lessee has to make together with any residual values guaranteed.

The unguaranteed residual value is that portion of the residual value of the leased asset which is not guaranteed to be realized by the lessor. The residual value of the leased asset is estimated at the inception of the lease.

Unrealized finance income is the difference between the lessor's gross investment in the lease and its present value (net investment).

47

Allowances for losses on loans and advances

Analysis of allowances for losses on loans and advances

€ millions	Counterparty risk		Country risk		Latent risk		Total	
	2003	2002 old HVB Group	2003	2002 old HVB Group	2003	2002 old HVB Group	2003	2002 old HVB Group
Balance at January 1, old HVB Group	**13,135**	**11,647**	**87**	**271**	**494**	**553**	**13,716**	**12,471**
Spin-off of Hypo Real Estate Group	(1,412)				(98)		(1,510)	
Balance at January 1, new HVB Group	**11,723**		**87**		**396**		**12,206**	
Changes affecting income								
Gross additions	3,218	4,747	13	48	366	180	3,597	4,975
Releases	(1,103)	(874)	(14)	(189)	(40)	(125)	(1,157)	(1,188)
Changes not affecting income								
Changes due to make-up of group of consolidated companies	(178)	(129)		(2)	(34)	(5)	(212)	(136)
Use of existing loan-loss allowances	(2,477)	(2,209)	(25)		(326)	(143)	(2,828)	(2,352)
Effects of currency translation and other changes not affecting income	(269)	(47)		(41)	24	34	(245)	(54)
Balance at December 31	**10,914**	**13,135**	**61**	**87**	**386**	**494**	**11,361**	**13,716**

Breakdown of allowances for losses on loans and advances

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Placements with, and loans and advances to, other banks	196	271	278
Loans and advances to customers	10,779	11,539	12,944
General loan-loss allowances	386	396	494
Total	**11,361**	**12,206**	**13,716**

48

Analysis of loan default risk

Total volume of lending

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Placements with, and loans and advances to, other banks	24,457	26,524	43,155
Loans and advances to customers	280,850	311,126	406,210
Contingent liabilities	33,037	38,130	38,568
Total	**338,344**	**375,780**	**487,933**

Loans put on a non-accrual basis and proportion of total volume of lending

	2003	2002 new HVB Group	2002 old HVB Group
Loans put on a non-accrual basis (€ millions)	13,886	12,581	14,694
Total volume of lending (€ millions)	338,344	375,780	487,933
Proportion of loans put on a non-accrual basis to total volume of lending[1] (%)	4.10	3.35	3.01

[1] loans put on a non-accrual basis divided by total volume of lending

The loss of interest on loans put on a non-accrual basis totaled €581 million (new HVB Group in 2002: €647 million; old HVB Group in 2002: €729 million).

Coverage ratio

	2003	2002 new HVB Group	2002 old HVB Group
Total allowances for losses on loans and advances (€ millions)	11,883	12,670	14,180
Allowances for losses on loans and advances (€ millions)	11,361	12,206	13,716
Allowances for losses on guarantees and indemnities (€ millions)	522	464	464
Loans put on a non-accrual basis (€ millions)	13,886	12,581	14,694
Coverage ratio[1] (%)	**86**	**101**	**97**

[1] total allowances for losses on loans and advances divided by loans put on a non-accrual basis

Ratio of allowances to total lendings

	2003	2002 new HVB Group	2002 old HVB Group
Total allowances for losses on loans and advances (€ millions)	11,883	12,670	14,180
Allowances for losses on loans and advances (€ millions)	11,361	12,206	13,716
Allowances for losses on guarantees and indemnities (€ millions)	522	464	464
Total volume of lending (€ millions)	338,344	375,780	487,933
Provision rate[1] (%)	**3.51**	**3.37**	**2.91**

[1] total allowances divided by total volume of lending

Net addition rate

	2003	2002 new HVB Group	2002 old HVB Group
Provisions for losses on loans and advances (€ millions)	2,313	3,292	3,797
Total volume of lending (€ millions)	338,344	375,780	487,933
Net addition rate[1] (%)	**0.68**	**0.88**	**0.78**

[1] provisions for losses on loans and advances divided by total volume of lending

Loan-loss rate

	2003	2002 new HVB Group	2002 old HVB Group
Use of existing loan-loss allowances (€ millions)	2,828	2,245	2,352
+ Use of allowances for losses on guarantees and indemnities (€ millions)	3	5	5
– Recoveries from written-off loans and advances (€ millions)	127	98	101
Loan losses (€ millions)	2,704	2,152	2,256
Total volume of lending (€ millions)	338,344	375,780	487,933
Loan-loss rate[1] (%)	**0.80**	**0.57**	**0.46**

[1] loan losses divided by total volume of lending

49

Investments

Analysis of investments

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Held-to-maturity investments			
Debt securities and other fixed-income securities	9,065	11,554	31,151
Available-for-sale investments	42,737	53,241	69,749
Non-consolidated subsidiaries	1,763	2,278	2,330
Participating interests	2,115	3,835	3,850
Debt securities and other fixed-income securities	28,431	37,904	54,345
Equity securities and other variable-yield securities	10,428	9,224	9,224
of which: long-term securities	6,860	6,352	6,352
Companies valued at equity	780	537	537
Investment property	418	475	561
Total	**53,000**	**65,807**	**101,998**

Breakdown of carrying amounts at December 31, 2003

€ millions	Non-consolidated subsidiaries	Companies valued at equity	Participating interests	Debt securities and other fixed-income securities	Equity securities and other variable-yield securities	Total
Marketable securities	187	91	1,252	39,389	8,211	49,130
listed securities	119	91	1,092	38,251	5,291	44,844
unlisted securities	68	—	160	1,138	2,920	4,286

There were no restrictions on disposal or collection of income from investments.

€8,532 million of the debt securities and other fixed-income securities mature in 2004.

Statement of changes in held-to-maturity and long-term investments, and investment property

€ millions	Held-to-maturity investments	Non-consolidated subsidiaries	Partici-pating interests	Long-term investments in equity securi-ties and other variable-yield securities	Companies valued at equity	Investment property	Total
Acquisition cost							
Balance at Jan. 1, 2003							
Old HVB Group	31,183	3,160	4,483	8,215	785	809	48,635
Spin-off of							
Hypo Real Estate Group	(19,629)	(64)	(9)	—	—	(108)	19,810
Balance at Jan. 1, 2003							
New HVB Group	11,554	3,096	4,474	8,215	785	701	28,825
Changes in consolidated							
group	(575)	(27)	(1)	(5)	(402)	(2)	(1,012)
Changes arising from foreign							
currency translation	(588)	(87)	(236)	(5)	—	(3)	(919)
Additions	1,517	257	424	696	20	20	2,934
Reclassifications	321	(268)	(1,252)	—	392	(7)	(814)
Disposals	(3,110)	(407)	(528)	(340)	(28)	(50)	(4,463)
Balance at Dec. 31, 2003	9,119	2,564	2,881	8,561	767	659	24,551

Statement of changes in held-to-maturity and long-term investments, and investment property (continued)

€ millions	Held-to-maturity investments	Non-consolidated subsidiaries	Participating interests	Long-term investments in equity securities and other variable-yield securities	Companies valued at equity	Investment property	Total
Changes in valuation not affecting income							
Balance at Jan. 1, 2003							
Old HVB Group	—	14	4	(1,708)	—	—	(1,690)
Spin-off of							
Hypo Real Estate Group	—	—	(6)	—	—	—	(6)
Balance at Jan. 1, 2003							
New HVB Group	—	14	(2)	(1,708)	—	—	(1,696)
Changes in consolidated group	—	—	—	—	—	—	—
Changes arising from foreign							
currency translation	—	—	—	—	—	—	—
Changes in value not							
affecting income	—	(7)	141	1,774	—	—	1,908
Reclassifications	—	—	—	—	—	—	—
Disposals	—	—	26	—	—	—	26
Balance at Dec. 31, 2003	—	7	165	66	—	—	238
Cumulative change arising from accounting using the equity method	**—**	—	—	—	**13**	—	**13**
Write-downs and write-ups							
Balance at Jan. 1, 2003							
Old HVB Group	(32)	(844)	(637)	(155)	(60)	(248)	(1,976)
Spin-off of							
Hypo Real Estate Group	32	12	—	—	—	22	66
Balance at Jan. 1, 2003							
New HVB Group	—	(832)	(637)	(155)	(60)	(226)	(1,910)
Changes in consolidated group	(64)	(29)	1	3	60	—	(29)
Changes arising from foreign							
currency translation	(10)	20	1	—	—	1	12
Write-downs	—	(114)	(327)	(1,666)	—	(31)	(2,138)
Reversal of premiums and							
discounts	(17)	—	—	—	—	—	(17)
Write-ups	—	26	—	2	—	—	28
Reclassifications	—	—	—	—	—	(16)	(16)
Disposals	37	121	31	49	—	31	269
Balance at Dec. 31, 2003	(54)	(808)	(931)	(1,767)	—	(241)	(3,801)
Carrying amounts							
Balance at Dec. 31, 2003	9,065	1,763	2,115	6,860	780	418	21,001
Balance at Dec. 31, 2002							
New HVB Group	11,554	2,278	3,835	6,352	537	475	25,031
Balance at Dec. 31, 2002							
Old HVB Group	31,151	2,330	3,850	6,352	537	561	44,781

The disposals of held-to-maturity investments relate to redemptions at maturity.

The following table shows the breakdown of debt securities and other fixed-income securities, as well as equity securities and other variable-yield securities:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Debt securities and other fixed-income securities	37,496	49,458	85,496
Money market instruments	631	2,025	2,122
Bonds and notes	36,865	47,433	83,374
issued by public-sector borrowers	14,387	18,521	35,061
issued by other borrowers	20,383	25,887	41,834
own debt securities	2,095	3,025	6,479
Equity securities and other variable-yield securities	10,428	9,224	9,224
of which:			
Equities	6,099	5,543	5,543
Investment certificates	1,984	2,045	2,045

Debt securities and other fixed-income securities payable to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	55	107	107
Companies in which a participating interest is held	422	389	389
Total	**477**	**496**	**496**

Fair value of investments

Based on valuation appraisals, the fair value of investment property totaled €527 million (new HVB Group in 2002: €608 million; old HVB Group in 2002: €722 million) at the balance sheet date. The fair value of major investments in listed non-banks totals €5.5 billion. When compared with the carrying amounts, there was no material difference (old HVB Group in 2002: shortfall of €1.7 billion).

The Bank does not have any entrepreneurial objectives with regard to the interests listed below and does not exercise any influence over financial or operational decisions.

Major investments in listed non-banks

	2003 Interest[3] in %	2003 Market value € millions	2002 old/new HVB Group Interest in %	2002 old/new HVB Group Market value € millions
Agrob AG	52.7	20	52.7	14
Aktienbrauerei Kaufbeuren AG	65.7	7	65.7	7
Allianz AG	3.2	1,229	4.6	1,113
Brau und Brunnen AG[1]	61.7	180	55.6	119
ERGO Versicherungsgruppe Aktiengesellschaft	<5.0	320	<5.0	453
Immotrust Anlagen AG[2]	—	—	25.0	16
KWS Saat AG	15.0	56	—	—
Münchener Rückversicherungs-Gesellschaft AG	13.2	2,905	13.2	2,680
Rhön-Klinikum AG	18.5	213	18.5	154
Unternehmens Invest AG	13.0	6	13.0	6
Wienerberger AG	31.9	441	31.9	353
Wüstenrot & Württembergische AG	7.5	111	7.5	75
Total		**5,488**		**4,990**

[1] of the 61.7% holding in 2003, 39.7% is classified as long-term and the remaining 22.0% as current investments

[2] merged with CA Immobilien Anlagen AG in 2003

[3] aggregate total

Notes

50

Property, plant and equipment

€ millions	Land and buildings	Plant and operating equipment	Leased assets from operating leases	Construction in progress	Total
Acquisition/production cost					
Balance at Jan 1, 2003					
Old HVB Group	3,307	3,439	19	120	6,885
Spin-off of Hypo Real Estate Group	(118)	(47)	—	(46)	(211)
Balance at Jan 1, 2003					
New HVB Group	3,189	3,392	19	74	6,674
Changes in consolidated group	(7)	(89)	(8)	—	(104)
Changes arising from foreign currency translation	(38)	(52)	(1)	(4)	(95)
Additions	32	163	27	36	258
Reclassifications	23	12	17	(17)	35
Disposals	(10)	(427)	(15)	(30)	(482)
Balance at Dec. 31, 2003	3,189	2,999	39	59	6,286
Depreciation and write-ups					
Balance at Jan. 1, 2003					
Old HVB Group	(1,029)	(2,379)	(4)	—	(3,412)
Spin-off of Hypo Real Estate Group	33	36	—	—	69
Balance at Jan. 1, 2003					
New HVB Group	(996)	(2,343)	(4)	—	(3,343)
Changes in consolidated group	6	70	1	—	77
Changes arising from foreign currency translation	6	29	—	—	35
Scheduled depreciation	(76)	(317)	(9)	—	(402)
Non-scheduled depreciation	—	(4)	—	—	(4)
Write-ups	—	2	—	—	2
Reclassifications	(15)	(3)	—	—	(18)
Disposals	3	365	—	—	368
Balance at Dec. 31, 2003	(1,072)	(2,201)	(12)	—	(3,285)
Carrying amounts					
Balance at Dec. 31, 2003	2,117	798	27	59	3,001
Balance at Dec. 31, 2002					
New HVB Group	2,193	1,049	15	74	3,331
Balance at Dec. 31, 2002					
Old HVB Group	2,278	1,060	15	120	3,473

Property, plant and equipment includes payments of €59 million made in advance for construction in progress. Obligations for the acquisition of items of property, plant and equipment are stated at €104 million.

51

Intangible assets

Amortization of goodwill is shown in a separate item in the income statement. Amortization of software and other intangible assets is stated under depreciation and amortization on intangible assets under general administrative expenses.

Analysis of intangible assets

€ millions	Goodwill of which: from subsidiaries	Goodwill of which: companies valued at equity	Software of which: acquired	Software of which: internally-generated	Other intangible assets	Prepayments effected on intangible assets
Acquisition/production cost						
Balance at Jan. 1, 2003						
Old HVB Group	3,788	(3)	786	392	122	182
Spin-off of Hypo Real Estate Group	(19)	—	(28)	(45)	—	—
Balance at Jan. 1, 2003						
New HVB Group	3,769	(3)	758	347	122	182
Changes in consolidated group	(13)	—	(17)	7	(1)	—
Changes arising from foreign currency translation	(11)	—	(12)	(1)	(7)	(1)
Additions	56	86	58	91	27	83
Reclassifications	—	—	5	103	(8)	(96)
Disposals	—	—	(75)	(47)	(8)	(19)
Balance at Dec. 31, 2003	3,801	83	717	500	125	149
Amortization and write-ups						
Balance at Jan. 1, 2003						
Old HVB Group	(829)	1	(450)	(104)	(69)	—
Spin-off of Hypo Real Estate Group	2	—	17	3	—	—
Balance at Jan. 1, 2003						
New HVB Group	(827)	1	(433)	(101)	(69)	—
Changes in consolidated group	14	—	5	—	1	—
Changes arising from foreign currency translation	3	—	8	—	4	—
Scheduled amortization	(213)	(3)	(120)	(96)	(19)	—
Non-scheduled amortization	(918)	—	—	—	—	—
Write-ups	—	—	—	—	—	—
Reclassifications	—	—	(4)	(8)	9	—
Disposals	—	—	64	40	8	—
Balance at Dec. 31, 2003	(1,941)	(2)	(480)	(165)	(66)	—
Carrying amounts						
Balance at Dec. 31, 2003	1,860	81	237	335	59	149
Balance at Dec. 31, 2002, new HVB Group	2,942	(2)	325	246	53	182
Balance at Dec. 31, 2002, old HVB Group	2,959	(2)	336	288	53	182

52

Other assets

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Tax assets	4,072	4,818	7,656
Current tax assets	287	779	813
Deferred tax assets	3,785	4,039	6,843
Positive fair values arising from derivative financial instruments	2,967	4,321	9,542
Miscellaneous other assets	2,097	2,812	3,318
Prepaid expenses	421	269	640
Total	**9,557**	**12,220**	**21,156**

Positive fair values arising from derivative financial instruments

This item mostly reflects derivatives used to hedge market interest rate risk; their fair values total €3.0 billion (new HVB Group in 2002: €4.3 billion; old HVB Group in 2002: €9.5 billion).

Miscellaneous other assets

This item includes checks and notes due.

53

Subordinated assets

The following asset items include subordinated assets:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Placements with, and loans and advances to, other banks	**2,748**	**1,605**	**1,827**
of which:			
to non-consolidated subsidiaries	21	11	11
to companies in which a participating interest is held	4	3	3
Loans and advances to customers	**1,140**	**1,204**	**1,205**
of which:			
to non-consolidated subsidiaries	78	183	183
to companies in which a participating interest is held	148	182	182
Assets held for trading purposes	**683**	**834**	**834**
Investments	**1,320**	**545**	**637**
Total	**5,891**	**4,188**	**4,503**

54

Repurchase agreements

As a seller under repurchase agreements, the Bank entered into sales and repurchase transactions for securities with a carrying amount of €34,3 billion. These securities continue to be shown under the Bank's assets, and the consideration received in return is stated under liabilities. They comprise mainly repo transactions on international money markets and open-market transactions with Deutsche Bundesbank.

55

Securitization

Securitization involves passing on to the capital market, either in part or in full, loan default risks associated with selected loan portfolios defined precisely in advance. The prime motivation for the Bank's securitization programs is the desire to reduce the risk in the Bank's loan portfolio. The transfer of risk and the ensuing reduction in capital requirements is achieved by collateralization in the form of guarantees or credit derivatives (credit default swaps, credit-linked notes, and so on) in the case of synthetic securitization, and by selling balance sheet assets (true sale) in the case of traditional securitization.

In 2003, HVB Group significantly expanded its securitization activities, setting up two traditional securitization transactions (Lombard Securities No. 1 and Geldilux-TS-2003) for the first time as well as four further synthetic transactions. The corresponding volume of lending outplaced totaled €11.6 billion at year-end, serving to deduct €8.9 billion from risk-weighted assets in accordance with BIS rules.

At December 31, 2003, the total volume of lending in the Bank's full set of ongoing securitization programs totaled €28.4 billion (2002: €22.2 billion), serving to deduct €18.9 billion (2002: €14.5 billion) from risk-weighted assets in accordance with BIS rules.

As a rule, the originator of securitization programs retains a small slice of the risk in the form of a first loss piece or an interest subparticipation.

In the programs listed below, the first loss pieces total €257 million and the interest subparticipations €118 million.

Issuer	Transaction name	Maturity, years	Type of asset securitized	Total volume of lending € millions	Reduction in risk-weighted assets, as per BIS rules € millions
Bayerische Hypo- und Vereinsbank AG	Amadeus	40	Securities portfolio	533	335
Bayerische Hypo- und Vereinsbank AG	GELDILUX 99-2	n/a	Euroloans	terminated in 2003	
Bayerische Hypo- und Vereinsbank AG	Mozart	n/a	Securities portfolio	terminated in 2003	
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	8	Corporate loans	798	785
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	36	Private mortgage loans	724	651
Bayerische Hypo- und Vereinsbank AG	Hudson Realty American Protection	n/a	Corporate loans	terminated in 2003	
HVB Banque Luxembourg S.A.	GELDILUX 2001-1	3	Euroloans	1,500	1,347
Total for 1998–2001				**3,555**	**3,118**

Notes

Issuer	Transaction name	Maturity, years	Type of asset securitized	Total volume of lending	Reduction in risk-weighted assets, as per BIS rules
				€ millions	€ millions
Bank Austria Creditanstalt AG	PROMISE Austria-2002	8	Corporate loans	847	646
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	50	Private mortgage loans	4,281	1,659
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	50	Private mortgage loans	4,293	1,663
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	8	Corporate loans	761	743
HVB Banque Luxembourg S.A.	GELDILUX 2002-1	3	Euroloans	3,000	2,259
Total for 2002, HVB Group				**13,182**	**6,970**
Bayerische Hypo- und Vereinsbank AG	LOMBARD[1]				
	Securities No. 1	7	Corporate loans	802	802
Bayerische Hypo- und Vereinsbank AG	PROMISE COLOR 2003-1	11	Corporate loans	1,005	1,005
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2003-1	50	Private mortgage loans	2,938	1,876
Bayerische Hypo- und Vereinsbank AG	PROMISE-XXS 2003-1	10	Corporate loans	2,027	1,784
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2004-1	40	Private mortgage loans	3,449	2,060
HVB Banque Luxembourg S.A.	GELDILUX-TS-2003	3	Euroloans	1,400	1,331
Total for 2003, HVB Group				**11,621**	**8,858**
Total				**28,358**	**18,946**

1 Since the first loss pieces and hence the main risks of the Lombard Securities transaction were transferred to third parties, the loan portfolio has been derecognized in accordance with IFRS

56

Deposits from other banks

Deposits from other banks in Germany and other regions

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Banks in Germany	41,310	48,338	53,314
Banks in other regions	71,654	88,081	90,047
Total	**112,964**	**136,419**	**143,361**

Deposits from other banks, broken down by maturity

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Repayable on demand	13,619	16,543	13,280
With agreed maturities	99,345	119,876	130,081
up to 3 months	61,021	79,152	81,879
from 3 months to 1 year	13,700	17,441	22,493
from 1 year to 5 years	8,709	8,379	9,744
from 5 years and over	15,915	14,904	15,965
Total	**112,964**	**136,419**	**143,361**

Amounts owed to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	327	597	597
Companies in which a participating interest is held	11,629	11,135	11,135
Total	**11,956**	**11,732**	**11,732**

57

Amounts owed to other depositors

Amounts owed to other depositors in Germany and other regions

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Customers in Germany	72,526	68,453	75,002
Customers in other regions	67,786	78,643	79,920
Total	**140,312**	**147,096**	**154,922**

Amounts owed to depositors, broken down by maturity – Savings deposits and home-loan savings deposits

€ millions	2003	2002 new HVB Group	2002 old HVB Group
With agreed maturities			
up to 3 months	18,766	14,065	14,065
from 3 months to 1 year	3,005	3,536	3,536
from 1 year to 5 years	5,770	5,873	5,873
from 5 years and over	6,998	7,026	7,026
Total	**34,539**	**30,500**	**30,500**

Other liabilities

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Repayable on demand	48,379	49,320	49,548
With agreed maturities	57,394	67,276	74,874
up to 3 months	38,106	41,732	42,746
from 3 months to 1 year	5,784	7,987	8,987
from 1 year to 5 years	4,790	8,952	12,274
from 5 years and over	8,714	8,605	10,867
Total	**105,773**	**116,596**	**124,422**

Amounts owed to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	1,122	1,215	1,218
Companies in which a participating interest is held	1,176	1,047	1,047
Total	**2,298**	**2,262**	**2,265**

Promissory notes and other liabilities evidenced by paper payable to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	1,674	1,776	1,776
Companies in which a participating interest is held	312	90	111
Total	**1,986**	**1,866**	**1,887**

58

Promissory notes and other liabilities evidenced by paper

Promissory notes and other liabilities evidenced by paper, broken down by type of business

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Debt securities in issue	94,767	116,657	213,728
Mortgage bonds	37,164	40,879	56,330
Public-sector bonds	10,700	12,660	79,009
Other debt securities	46,893	61,781	76,187
Money market instruments	10	1,337	2,202
Registered notes in issue	24,378	25,499	52,466
Mortgage bonds	18,217	19,431	34,716
Public-sector bonds	6,078	5,963	17,645
Other debt securities	83	105	105
Other promissory notes and liabilities evidenced by paper	3,583	5,367	5,367
Total	**122,728**	**147,523**	**271,561**

Promissory notes and other liabilities evidenced by paper, broken down by maturity

€ millions	2003	2002 new HVB Group	2002 old HVB Group
With agreed maturities			
up to 3 months	11,176	21,463	33,351
from 3 months to 1 year	15,984	23,720	45,089
from 1 year to 5 years	64,899	68,263	130,274
from 5 years and over	30,669	34,077	62,847
Total	**122,728**	**147,523**	**271,561**

59

Liabilities held for trading purposes

The negative fair values arising from derivative financial instruments are carried as liabilities held for trading purposes. This item also includes warrants and certificates issued by the Bank's trading department.

60

Provisions

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Provisions for pensions and similar obligations	2,927	4,533	4,664
Tax obligations	2,554	2,797	4,736
Current tax liabilities	464	661	729
Deferred tax liabilities	2,090	2,136	4,007
Restructuring provisions	142	309	323
compliant with IAS 22.31	—	25	25
compliant with IAS 37	142	284	298
Allowances for losses on guarantees and indemnities	522	464	464
Other provisions	702	727	744
including:			
long-term liabilities to employees	111	197	206
Total	**6,847**	**8,830**	**10,931**

Provisions for pensions

The provisions for pensions and similar obligations include the direct commitments to Bank employees under company pension plans.

The direct commitments are based in part on final salaries and in part on building-block schemes involving dynamic adjustment of vested rights. In addition, Group companies make contributions for commitments made by independent pension organizations. The pension obligations funded through pension funds or retirement benefit corporations with matching cover are recognized as defined contribution plans or treated materially as defined contribution obligations in compliance with IAS 19.58 and IAS 19.104. The cost of such plans totaled €88 million (old HVB Group in 2002: €98 million).

For the purpose of calculating the amounts of these commitments, the parameters were retained unchanged from last year:

in %	2003	2002
Discount rate	5.5	5.5
Rate of increase in pension obligations	1.5	1.5
Rate of increase in future compensation and vested rights	2.5	2.5
Rate of increase over career	0-1.5	0-1.5

Funding status:

€ millions	
Present value of unfunded pension commitments	3,167
Present value of funded pension commitments	1,615
Fair value of plan assets	(1,613)
Outstanding actuarial loss	(242)
Recognized pension provisions	**2,927**

The 10% corridor for the maximum of the present value of the pension commitments and the fair value of the plan assets was not exceeded.

Movements in provisions for pension plans shown in the balance sheet are as follows:

€ millions	
Balance at Jan. 1, 2003, old HVB Group	4,664
Spin-off of Hypo Real Estate Group	(131)
Balance at Jan. 1, 2003, new HVB Group	4,533
+ Pension expense	350
– Payments affecting liquidity	(279)
Allocations to plan assets	(1,613)
+/– Changes in consolidated group	(64)
+/– Changes arising from foreign currency translation	—
Balance at Dec. 31, 2003	2,927

At December 31, 2003, the parent bank set up plan assets in the form of a so-called contractual arrangement (CTA). This involved transferring the assets required to fund its pension commitments to a legally independent trustee – HVB Trust e.V. IAS 19.54 requires the asset transferred to be offset against the pension provisions, with the amount of the pension provisions in the corporate group declining accordingly. Since the assets were transferred at year-end 2003, no expected or actual income from the plan assets occurred in 2003.

The following table shows the breakdown of the plan assets of HVB Trust e.V.:

€ millions	
Receivables from (secured by) parent bank	1,415
Variable-yield securities issued by HVB Group companies	73
Variable-yield securities issued by public-sector borrowers	125
Total	**1,613**

Pension expense comprises the current service cost of €79 million (old HVB Group in 2002: €114 million) and interest cost of €271 million (old HVB Group in 2002: €256 million).

Restructuring and other provisions

€ millions	Restructuring provisions relating to the integration of Bank Austria	Restructuring provisions compliant with IAS 37	Allowances for losses on guarantees and indemnities	Other provisions
Balance at Jan. 1, 2003, old HVB Group	**25**	**298**	**464**	**744**
Spin-off of Hypo Real Estate Group	—	(14)	—	(17)
Balance at Jan. 1, 2003, new HVB Group	**25**	**284**	**464**	**727**
Changes in consolidated group	—	—	(6)	(60)
Changes arising from foreign currency translation	—	—	(9)	(3)
Transfers to provisions	—	—	191	221
Reversals	—	(1)	(191)	(126)
Reclassifications	—	—	76	55
Amounts used	(25)	(141)	(3)	(112)
Balance at Dec. 31, 2003	—	**142**	**522**	**702**

Other provisions include provisions for litigation fees, damage payments, anticipated losses, and long-term liabilities to employees such as service anniversary awards, early retirement or pre-retirement part-time working.

61

Other liabilities

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Negative fair values arising from derivative financial instruments	5,084	7,684	16,464
Miscellaneous other liabilities	3,966	3,370	3,913
Deferred income	350	919	1,172
Total	**9,400**	**11,973**	**21,549**

Negative fair values arising from derivative financial instruments

This item mostly reflects derivatives used to hedge market interest rate risk, whose negative fair values total €5.0 billion (new HVB Group in 2002: €7.2 billion; old HVB Group in 2002: €16.0 billion).

Miscellaneous other liabilities

This item includes mostly absorbed losses, offsetting balances, and accruals compliant with IAS 37. Accruals include, notably, commitments arising from accounts payable with invoices outstanding, short-term liabilities to employees, and other accruals arising from fees and commissions, interest, and cost of materials.

62

Subordinated capital

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Subordinated liabilities	13,155	14,253	15,348
Participating certificates outstanding	1,952	2,147	2,799
Hybrid capital instruments	4,076	4,164	4,164
Total	**19,183**	**20,564**	**22,311**

Subordinated capital, broken down by maturity

€ millions	2003	2002 new HVB Group	2002 old HVB Group
With agreed maturities			
up to 3 months	332	472	569
from 3 months to 1 year	392	1,289	1,363
from 1 year to 5 years	3,453	2,876	3,381
from 5 years and over	15,006	15,927	16,998
Total	**19,183**	**20,564**	**22,311**

Pursuant to Section 10 (4, 5, 5a and 7) of the German Banking Act and in accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision in July 1988, subordinated capital (subordinated liabilities, participating certificates oustanding, and hybrid capital instruments) is carried as core capital, supplementary capital and tier III capital.

Subordinated liabilities

Subordinated liabilities include no individual items exceeding 10% of the total amount.

The borrower cannot be obliged to make early repayments in the case of subordinated liabilities. In the event of insolvency or liquidation, subordinated loans are only repaid after the claims of all primary creditors have been settled.

The Bank incurred interests expenses of €684 million in connection with subordinated liabilities. This item includes prorated interest of €296 million.

Subordinated liabilities payable to non-consolidated subsidiaries and companies in which a participating interest is held

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Non-consolidated subsidiaries	—	5	5
Companies in which a participating interest is held	—	—	—
Total	—	5	5

Participating certificates outstanding

As part of the spin-off of DIA Vermögensverwaltungs-GmbH, in which the commercial real estate finance business of HVB Group was pooled, participating certificates outstanding of €102 million were transferred to Hypo Real Estate Holding AG at a ratio of 4:1.

The participating certificates outstanding comprise the following major issues:

Issuer	Year of issue	Type	Nominal amount, € millions	Interest rate	Maturity
Bank Austria AG	1997	Bearer participating certificates	73	6.25	2008
Bank Austria AG	2000	Bearer participating certificates	100	variable	2007
Bank Austria AG	2000	Bearer participating certificates	73	variable	2009
Bank Austria AG	2000	Bearer participating certificates	145	variable	2009
Bank Austria AG	2000	Bearer participating certificates	154	variable	2009
Bank Austria AG	2000	Bearer participating certificates	307	variable	2009
Bayerische Hypo- und Vereinsbank AG	1997	Bearer participating certificates	409	6.75	2007
Vereins- und Westbank AG	1995	Bearer participating certificates	102	8.50	2005
Vereins- und Westbank AG	2001	Bearer participating certificates	85	6.30	2011

The claims of holders of participatory certificates will be reduced if such payments would result in a net loss for the year; the holders of the participating certificates are entitled to payment of any such reduction in subsequent years during the term of the participating certificates (cumulative entitlement). Repayment is at the nominal amount, less any participation in net loss. Participation in net loss reduces the claim to repayment proportionately. Net profits in subsequent years increase the claims to repayment up to the original nominal amount, limited until the participating interests mature. Holders of participating certificates are subordinated creditors and are not entitled to a share of the proceeds on company liquidation.

The following arrangement applies to holders of participating certificates outstanding issued by the parent bank. The parent bank currently assumes that it will report profits in subsequent years allowing repayment to be made at the nominal amount. Consequently the amount disclosed in 2003 has not been modified. The interest payable for fiscal 2003 will be disbursed on April 30, 2004.

Hybrid capital instruments

At December 31, 2003, the Bank had hybrid core capital of €4,076 million to bolster its capital base.

Hybrid capital instruments include issues placed by specially-created subsidiaries in the form of capital contributions from silent partners or preferred shares.

These instruments differ from supplementary capital in that they are subject to more stringent conditions in terms of maturity. The terms of issue for capital contributions from silent partners envisage a minimum term of ten years, while an unlimited term has been agreed with the investors for preferred shares. In addition, hybrid capital instruments are not repaid until after supplementary capital (subordinated liabilities and participating certificates outstanding) in the event of bankruptcy.

In contrast to traditional components of core capital such as shares, the claim to a share of profit takes the form of a fixed interest payment in the case of hybrid capital. Moreover, hybrid capital can be issued both with unlimited maturity and repayable in the long term.

Both the German Banking Supervisory Authority and the Basel Committee on Banking Supervision have expressly confirmed the recognition of hybrid capital for banking supervisory purposes. However, the proportion of repayable hybrid core capital must not exceed 15% of core capital.

63

Minority interest

€ millions	
Balance at Jan. 1, 2003, old HVB Group	**813**
Spin-off of Hypo Real Estate Group	(135)
Balance at Jan. 1, 2003, new HVB Group	**678**
Changes in valuation of financial instruments not affecting income	73
Changes in value of financial instruments affecting income	(11)
Addition from capital increases	1,609
Disposals from capital decreases	—
Transfer from net income	197
Dividend payments	(65)
Change in consolidated group	86
Changes arising from foreign currency translation and other changes	(91)
Balance at Dec. 31, 2003	**2,476**

Of the total change in minority interest, €1,0 billion relates to the IPO of Bank Austria Creditanstalt AG and €0.7 billion to the newly formed and initially consolidated HVB Global Assets Company L.P., City of Dover.

64

Shareholders' equity

Analysis of subscribed capital, authorized capital increase, and conditional capital of the parent bank

Breakdown of subscribed capital

At December 31, 2003, the subscribed capital of HVB AG totaled €1,609 million and consisted of the following:

	2003	2002 old/new HVB Group
Shares of common bearer stock	521,735,100	521,735,101
Shares of registered non-voting preferred stock	14,553,600	14,553,600

Authorized capital increase

Year authorized	Available until	Original amount, € millions	Balance at Dec. 31, 2003 € millions
2001	May 22, 2006	780	780

Conditional capital

Year authorized	End of period	Original amount, € millions	Balance at Dec. 31, 2003 € millions
2003	May 14, 2008	375	375

Breakdown of retained earnings

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Legal reserve	—	—	56
Reserve for treasury stock	—	—	—
Other retained earnings	—	—	2,826
Total	**—**	**—**	**2,882**

65

Treasury stock

Options on shares of HVB AG held by a subsidiary are deducted from additional paid-in capital. Apart from this, neither the Bank nor any controlled companies nor any companies in which a majority interest is held had shares (treasury stock) or other equity instruments of HVB AG in their portfolios.

To ensure an orderly market of shares in HVB AG as permitted under Section 71 (1) No. 1 of the German Stock Corporation Act, and in accordance with the applicable legal requirements, a total of 61,264,786 shares of treasury stock were purchased by the Bank and its controlled or majority-owned companies at an average price of €14.74 per share, and resold at an average price of €14.85 per share. The purchased shares amount to the equivalent of €184 million, or 11.4% of capital stock.

The highest number of shares of treasury stock held by the Bank, including those earmarked for its employees, on any given day during the year under review was 883,585, equivalent to €3 million, or 0.2% of capital stock.

Within the scope of its lending operations, the Bank and its controlled or majority-owned companies had received a total of 4,850,285 shares of treasury stock as collateral in accordance with Section 71e (1) 2 of the German Stock Corporation Act at year-end. This represents €15 million, or 0.9% of capital stock.

66

Foreign-currency assets and liabilities

Assets denominated in foreign currency totaled the equivalent of €97.5 billion, while liabilities denominated in foreign currency amounted to the equivalent of €96.9 billion:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Foreign-currency assets	97,542	126,968	135,686
of which:			
US dollars	41,423	60,307	62,081
Japanese yen	8,863	13,617	14,196
Swiss francs	17,208	17,325	19,351
Foreign-currency liabilities (excl. equity capital)	96,871	132,519	137,720
of which:			
US dollars	43,271	69,734	71,519
Japanese yen	8,750	12,006	12,787
Swiss francs	16,810	8,334	10,178

The differences in amount between foreign-currency assets and liabilities arise because only on-balance-sheet items are shown in the list. Neither off-balance-sheet items nor transactions concluded for hedging purposes are included.

67

Trust business

The following tables show the volume of trust business not stated in the consolidated balance sheet.

Trust assets

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Placements with, and loans and advances to, other banks	104	196	196
Loans and advances to customers	1,097	1,378	1,499
Equity securities and other variable-yield securities	2,780	51	51
Debt securities	9	15	15
Participating interests	38	74	74
Property, plant and equipment	153	141	141
Other assets	3	3	3
Remaining trust receivables	1	1	1
Total	**4,185**	**1,859**	**1,980**

Trust liabilities

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Deposits from other banks	243	293	402
Amounts owed to other depositors	3,436	1,096	1,109
Promissory notes and other liabilities evidenced by paper	282	326	326
Miscellaneous other liabilities	224	144	143
Total	**4,185**	**1,859**	**1,980**

68

Assets assigned or pledged as security for own liabilities

Examples of own liabilities for which the Bank provides collateral are special credit facilities granted by KfW and similar institutions which the Bank has issued in compliance with their conditions. The own liabilities referred to here break down as follows:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Deposits from other banks	38,689	35,970	42,249
Amounts owed to other depositors	6,409	4,695	4,695
Promissory notes and other liabilities evidenced by paper	2,993	4,457	4,457
Contingent liabilities	105	105	105
Total	**48,196**	**45,227**	**51,506**

The assets pledged as security for own liabilities can be broken down as follows:

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Assets held for trading purposes	14,504	8,350	8,350
Placements with, and loans and advances to, other banks	602	318	318
Loans and advances to customers	19,916	18,546	19,105
Investments	13,174	18,013	23,733
Property, plant and equipment	—	—	—
Total	**48,196**	**45,227**	**51,506**

69

Notes to items in the cash flow statement

The cash flow statement shows the cash flows resulting from operating activities, investing activities, and financing activities for the year under review. Operating activities are defined broadly enough to allow the same breakdown as for operating profit.

The cash and cash equivalents shown correspond to the cash reserve item in the balance sheet, and contain cash on hand, balances with central banks, and Treasury bills and other bills eligible for refinancing with central banks.

Change in other non-cash positions comprises the changes in the valuation of financial instruments, additions to net deferred tax assets, changes in provisions, changes in prorated and deferred taxes, the reversal of premiums and discounts, changes arising from valuation using the equity method, and minority interest in net income.

In fiscal 2003, profits of €770 million were realized on the disposal of investments in fully consolidated companies; no major investments were acquired. The following table shows the breakdown of assets and liabilities relating to fully consolidated companies sold:

€ millions	
Assets	
Cash reserve	136
Assets held for trading purposes	12
Placements with, and loans and advances to, other banks	401
Loans and advances to customers	4,018
Allowances for losses on loans and advances	(246)
Investments	237
Property, plant and equipment	63
Other assets	78
Liabilities	
Deposits from other banks	1,225
Amounts owed to other depositors	2,518
Provisions	76
Other liabilities	880

Changes in the balance of cash and cash equivalents arising from changes in the group of consolidated companies are shown separately in the cash flow statement.

INFORMATION ON FINANCIAL INSTRUMENTS COMPLIANT WITH IAS 32

70

Fair value of financial instruments

The fair values stated for financial instruments as defined in IAS 32 are the amount for which the asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction.

The fair values are calculated using the market information available at the reporting date and individual company valuation methods.

The fair values of certain financial instruments stated with their nominal values are roughly equivalent to their carrying amounts. These include cash reserve as well as receivables and liabilities without a defined maturity or fixed interest rate. For other receivables and liabilities, future anticipated cash flows are discounted to their present value using current interest rates.

Quoted market prices are used for exchange-traded securities and derivatives, and listed debt instruments. The fair value of the remaining securities is calculated as the net present value of future anticipated cash flows.

The fair values of single currency and cross-currency swaps and interest rate futures are calculated on the basis of discounted, anticipated future cash flows. In doing so, the Bank applies the market rates applicable for the remaining maturity of the financial instruments.

The fair value of forward exchange transactions is computed on the basis of current forward rates. Options are valued using price quotations or generally acceptable models used to calculate the price of options.

The fair values of irrevocable credit commitments and contingent liabilities are the same as their carrying amounts.

The difference between the fair values and carrying amounts totals €9.8 billion for assets and €3.8 billion for liabilities. The balance of these values is €6.0 billion (old HVB Group in 2002: €13.4 billion). This amount varies over the course of time as a result of changes in share prices and in the valuation parameters applied when calculating fair values – notably changes in interest rates – and changes in the Bank's portfolio of financial instruments.

€ billions	2003	2003	2002	2002
			old HVB Group	old HVB Group
	Carrying amount	Fair value	Carrying amount	Fair value
Assets				
Cash reserve	5.7	5.7	5.4	5.4
Assets held for trading purposes	80.5	80.5	85.3	85.3
Placements with, and loans and advances to, other banks	52.6	52.7	73.6	74.9
Loans and advances to customers	272.3	281.9	396.5	415.1
Investments[2]	51.8	51.9	100.9	101.4
Other assets[3]	3.0	3.0	9.5	9.5
Liabilities				
Deposits from other banks[1]	113.0	113.0	143.4	143.9
Amounts owed to other depositors[1]	140.3	140.7	154.9	156.1
Promissory notes and other liabilities evidenced by paper	122.7	125.8	271.6	276.3
Liabilities held for trading purposes	55.2	55.2	51.5	51.5
Other liabilities[3]	5.1	5.1	16.5	16.5
Subordinated capital	19.2	19.5	22.3	23.0
Other items				
Contingent liabilities	33.0	33.0	38.6	38.6
Irrevocable credit commitments	51.6	51.6	60.9	60.9

[1] less allowances for losses on loans and advances

[2] held-to-maturity and available-for-sale investments

[3] positive or negative fair values of derivative financial instruments

71

Significant concentrations of assets and liabilities

The Bank's lending and deposit-taking operations have a balanced structure and contain no significant concentrations.

Share of loan portfolio, in %	2003	2002 new HVB Group	2002 old HVB Group
Municipal loans	7.7	7.0	16.7
Mortgage loans	37.5	36.9	41.0
Other loans	45.0	46.0	34.4
Contingent liabilities	9.8	10.1	7.9
Total	**100.0**	**100.0**	**100.0**

The balanced maturity structure of the Bank's deposit-taking operations similarly does not give rise to any significant concentrations of risk.

The Risk Report contains detailed information about risks inherent in the Bank's operations.

72

Key capital ratios (based on German Commercial Code)

In accordance with the Capital Accord introduced by the Basel Committee on Banking Supervision (BIS) in July 1988, the core capital ratio (ratio of core capital to risk-weighted assets) must be at least 4.0% and the equity capital ratio (ratio of equity capital to risk-weighted assets) at least 8.0%. At the same time, the equity funds ratio must be at least 8.0%. The latter is calculated as the ratio of total equity funds to the sum of risk-weighted assets and eligible amounts for market risk positions, including options, multiplied by 12.5.

Equity funds consist of core capital and supplementary capital (equity capital), plus Tier III capital. Tier III capital reflects short-term subordinated liabilities used exclusively to cover market risk positions. The Bank uses internal models to measure market risk positions in the corporate group. Market risk positions were reduced sharply in 2003 thanks to the extension of the parent bank's internal model.

Based on financial statements approved by the Supervisory Board, equity funds in accordance with BIS rules, risk assets and market risk positions at December 31, 2003 were as follows:

	2003	2002 new HVB Group	2002 old HVB Group
Equity funds[1] (€ millions)			
Tier I			
Shares of common stock	1,565	1,565	1,565
Additional paid-in capital, retained earnings, minority interest, treasury stock	9,552	9,885	13,944
Hybrid capital instruments (silent partnership certificates and trust preferred securities) excluding prorated interest	3,156	3,539	3,909
Other	92	(388)	(292)
Total core capital	**14,365**	**14,601**	**19,126**
Tier II			
Unrealized reserves in securities	308	–	–
Offsetting reserves for general banking risks	63	143	154
Cumulative shares of preferred stock	44	44	44
Participating certificates outstanding	1,841	1,801	2,502
Subordinated liabilities	7,182	7,300	9,563
Other	541	405	403
Total supplementary capital	**9,979**	**9,693**	**12,666**
Total equity capital	**24,344**	**24,294**	**31,792**
Tier III capital	1,240	1,653	1,649
Total equity funds	**25,584**	**25,947**	**33,441**

[1] Group of consolidated companies and principles of consolidation in accordance with banking supervisory regulations

Notes

	2003	2002 new HVB Group	2002 old HVB Group
Risk-weighted assets (€ billions)			
On-balance-sheet assets	212	251	300
Traditional off-balance-sheet assets	25	26	32
Banking-book derivatives	—	1	1
Counterparty risks in the trading book	5	8	8
Total risk-weighted assets	**242**	**286**	**341**
Total market risk positions (€ millions)	**1,736**	**2,314**	**2,308**

At December 31, 2003, the key capital ratios (based on financial statements approved by the Supervisory Board) compliant with the BIS Capital Accord were as follows:

in %	2003	2002 new HVB Group	2002 old HVB Group
Core capital ratio (core capital/risk assets)	5.9	5.1	5.6
Equity capital ratio (equity capital/risk assets)	10.1	8.5	9.3
Equity funds ratio (equity funds/ [risk-weighted assets + 12.5 x market risk positions])	9.7	8.2	9.1

Adjusted for the revaluation measures taken on investments, the ratios compliant with BIS rules were as follows at December 31, 2003:

- Core capital ratio 6.8%
- Equity capital ratio 11.3%
- Equity funds ratio 10.8%

Pursuant to Sections 10 and 10a of the German Banking Act, the Bank's equity funds amount to €24,710 million. The liable equity, comprising core capital and supplementary capital less the deductible item, totals €23,294 million. Supplementary capital includes unrealized reserves of €248 million pursuant to Section 10 (2b) 1 No. 6 of the German Banking Act.

The Bank's equity funds compliant with BIS rules are calculated on the basis of the individual financial statements of the consolidated companies, taking into account the special provisions of German banking supervisory regulations. The following table shows the reconciliation from the equity items shown in the balance sheet prepared in accordance with IFRS to the equity funds compliant with BIS rules:

€ millions	Core capital	Supplementary capital	Tier III capital	Total equity funds
Shown in IFRS balance sheet				
Shareholders' equity	10,312			**10,312**
Minority interest	2,476			**2,476**
Subordinated capital (hybrid capital instruments, participating certificates outstanding, and subordinated liabilities)	4,076	15,107		**19,183**
Reconciliation to the equity funds compliant with BIS rules				
Available-for-sale reserve	(326)			**(326)**
Hedge reserve	878			**878**
Cumulative shares of preferred stock	(44)	44		**—**
Goodwill not yet amortized in balance sheet	(1,941)			**(1,941)**
Deductible items due to banking supervisory regulations (e.g. market-smoothing, residual maturity limitation, proportionate interest)	(643)	(1,839)		**(2,482)**
Reclassifications due to banking supervisory regulations	(277)	(3,968)	4,245	**—**
Eligible tier III capital unused			(3,005)	**(3,005)**
Unrealized reserves in securities		308		**308**
General reserves/loan-loss reserves		386		**386**
Other effects (e.g. differences in group of consolidated companies and principles of consolidation)	(146)	(59)		**(205)**
Equity funds compliant with BIS rules	**14,365**	**9,979**	**1,240**	**25,584**

73

Contingent liabilities and other commitments

€ millions	2003	2002 new HVB Group	2002 old HVB Group
Contingent liabilities[1]	33,060	38,157	38,595
Rediscounted bills of exchange	23	27	27
Guarantees and indemnities	33,037	38,130	38,568
Loan guarantees	9,409	10,055	10,277
Guarantees and indemnity agreements	21,231	25,428	25,644
Documentary credits	2,397	2,647	2,647
Other commitments	58,422	64,600	66,757
Commitments arising from sale option to resell transactions	771	503	503
Irrevocable credit commitments	51,575	58,746	60,901
Book credits	45,228	52,199	52,199
Guarantees	4,253	3,357	3,357
Mortgage and municipal loans	1,741	2,798	4,953
Bills of exchange	353	392	392
Delivery obligations from securities lending transactions	4,001	2,666	2,666
Other commitments	2,075	2,685	2,687
Total	**91,482**	**102,757**	**105,352**

[1] Contingent liabilities are offset by contingent assets to the same amount

Neither contingent liabilities nor other commitments contain any significant items. Commitments under guarantee and indemnity agreements, and irrevocable credit commitments to non-consolidated companies, amounted to €352 million (new HVB Group in 2002: €395 million) and €56 million (new HVB Group in 2002: €260 million), respectively.

The largest single item under other commitments is placement and transfer obligations totaling €487 million (new HVB Group in 2002: €591 million). Other commitments arising particularly from rental, leasing and maintenance agreements, and from rental of office space and use of technical equipment amount to €490 million (new HVB Group in 2002: €448 million). The contracts run for standard market periods, and no charges have been put off to future years.

The Bank has declared its willingness to offset any losses incurred by hotel operating companies in which it holds an indirect majority stake, by means of income subsidies.

As part of real estate financing and development operations, the Bank has assumed rental obligations or issued rent guarantees on a case-by-case basis to make fund constructions more marketable – in particular for the lease funds and (closed) KG real estate funds offered by its H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH subsidiary. Identifiable risks arising from such guarantees have been included. The Bank has provided performance guarantees for the holders of shares in bond/money market funds offered by some of its capital investment companies.

Commitments for uncalled payments on shares not fully paid up amounted to €463 million at year-end 2003 (new HVB Group in 2002: €526 million), and similar liabilities for shares in cooperatives totaled €1 million (new HVB Group in 2002: €1million). Under Section 24 of the German Private Limited Companies Act, the Bank was also liable for such calls in respect of three private limited companies for an aggregate of €16 million (new HVB Group in 2002: €17 million).

Under Section 26 of the German Private Limited Companies Act and on the basis of its holding in Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, the Bank was liable for calls for additional capital of €54 million (new HVB Group in 2002: €55 million), and of €30 million (new HVB Group in 2002: €33 million) with regard to CMP Fonds I GmbH.

In addition, under Section 5 (4) of the Articles of Association, the Bank is jointly and severally liable for any defaults on such calls by member banks of the Association of German Banks.

At the balance sheet date, the Bank had unlimited personal liability arising from shares in one partnership.

Under Section 5 (10) of the by-law of the Deposit Guarantee Fund, the Bank has undertaken to indemnify the Association of German Banks against any losses it might incur as a result of action taken on behalf of banks in which the Bank has a majority interest. The Bank has made a similar representation for Vereinsbank Victoria Bauspar AG in accordance with Section 3 (1) of the by-laws of the Deposit Guarantee Fund for Bank-Related Savings and Loan Associations.

Furthermore, in confirming and continuing the declaration of liability it has already provided for Hypo Real Estate Bank AG and Westfälische Hypothekenbank AG, with which the former has since merged, the Bank has undertaken to indemnify the Association of German Banks, Berlin, against any losses it might incur as a result of action taken on behalf of the merged company in accordance with Section 2 (2) of the by-laws of the Deposit Guarantee Fund. This declaration expires on December 31, 2005.

As part of the spin-off of the Hypo Real Estate Group, HVB AG undertook toward Hypo Real Estate Bank AG to assume net losses up to a maximum amount of €590 million, provided such losses were caused by the formation of specific loan-loss provisions. The commitment exists in 2003 (up to a maximum amount of €460 million) and in 2004. At the balance sheet date, a liability of €460 million had arisen from this undertaking.

As members of the respective deposit guarantee funds in their country of operations, the Bank's subsidiaries in other regions assume liability under the applicable regulations as well as HVB AG and its affiliated banks assume liability in Germany.

74

Statement of responsibility

HypoVereinsbank AG ensures that, to the extent of its shareholding, the companies set forth below are in a position to meet their contractual obligations except in the event of any political risk:

1. Banks in Germany
DAB Bank AG, Munich[1]
Financial Markets Service Bank GmbH, Munich
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
2. Banks in other regions
Banco Inversión S.A., Madrid
Bank Austria Creditanstalt Aktiengesellschaft, Vienna[1]
HVB Banque Luxembourg Société Anonyme, Luxembourg
HVB Singapore Limited, Singapore
Joint Stock Commercial Bank HVB Bank Ukraine, Kiev
3. Financial services institutions
HVB Finanziaria S.p.A., Milan
HVB Alternative Investment AG, Vienna
4. Financial companies
HVB Alternative Financial Products AG, Vienna
HVB Risk Management Products Inc., New York
5. Companies with bank-related auxiliary services
HypoVereinsFinance N.V., Amsterdam

[1] The company provides a Statement of Responsibility with the same wording for selected subsidiaries in its annual report

The Bank's commitment arising from the above Statement of Responsibility declines by the extent to which the Bank's shareholding decreases in the future with regard to such commitments of the relevant company that did not arise until after the Bank's shareholding decreased.

HVB AG no longer provides a Statement of Responsibility for companies which left HVB Group during fiscal 2003 or an earlier fiscal year but for which a Statement of Responsibility had been provided in earlier annual reports. Liabilities of these companies arising after their departure from HVB Group are covered neither by the above Statement of Responsibility nor by Statements of Responsibility provided earlier.

75

Information on relationships with related parties

Emoluments paid to members of the Supervisory Board and Board of Managing Directors and to the first executive management level

€ millions	Fixed remuneration		Profit-related components		Long-term incentives		Total	
	2003	2002 old HVB Group	2003	2002 old HVB Group	2003	2002 old HVB Group	2003	2002 old HVB Group
Board of Managing Directors of HVB AG	4	6	2	4	2	—	8	10
Supervisory Board of HVB AG for Supervisory Board activities	1	1	—	—			1	1
Advisory Board and European Advisory Board							1	1
Former members of the Board of Managing Directors of HVB AG and their surviving dependants							17	14
First executive management level							20	19

Non-monetary compensation is granted to members of the Board of Managing Directors to the usual extent.

No compensation was paid to members of the Supervisory Board in 2003 for services rendered.

At December 31, 2003, the Bank had pension provisions for members of the Board of Managing Directors and their surviving dependants totaling €100 million.

The following list shows the compensation paid to members of the Supervisory Board in fiscal 2003, for which no dividend-dependent remuneration accrued.

- The chairman of the Supervisory Board, who is simultaneously chairman of the Strategy and Business Development Committee, chairman of the Risk Committee, and a member of the Audit Committee, received €128,000.
- The two deputy chairmen, who are simultaneously members of the Strategy and Business Development Committee: the deputy chairman elected with effect from May 14, 2003 and who was a temporary member of the Audit Committee received €59,000. The other deputy chairman who was appointed to the Supervisory Board by the Register Court on March 3, 2003, received €24,000 on a pro rata basis.
- The two deputy chairmen stepping down on May 14, 2003 and December 31, 2003, who were members of the Business Development and Credit Committee and the Strategy and Business Development Committee, respectively, received €29,000 on a pro rata basis and €71,000.
- The chairman of the Audit Committee, who was also a temporary member of the Business Development and Credit Committee, received €84,000.
- The remaining members of the Audit Committee received €40,000, or €27,000 on a pro rata basis, or, in the case of the committee member who joined the Supervisory Board on May 14, 2003, €25,000.
- One member of the Supervisory Board stepping down from the Audit Committee on January 31, 2003, received €3,000. Another member stepping down on July 31, 2003, who is simultaneously a member of the Risk Committee and was a member of the Trust Business Committee, received €47,000.

- Of the two remaining members of the Strategy and Business Development Committee, one received €47,000. The member of the Supervisory Board who did not join this committee until January 1, 2004, received €17,000.
- Of the remaining members of the Risk Committee, the committee member who was simultaneously chairman of the Trust Business Committee received €39,000. The two further committee members who were simultaneously temporary members of the Trust Business Committee received €29,000 or €22,000 on a pro rata basis.
- The remaining members of the Supervisory Board each received €17,000, whereby the members of the Supervisory Board who did not join the Supervisory Board until May 14, 2003, received €11,000 on a pro rata basis.
- The further members of the Supervisory Board stepping down on May 14, 2003 each received €6,000 on a pro rata basis, whereby the member of the Supervisory Board who was simultaneously a member of the Trusts Business Committee, received €11,000.

The members of the Supervisory Board thus received an aggregate total of €804,000 for fiscal 2003.

The following table shows the shares and derivatives on shares issued by HVB AG that were purchased and sold by members of the Board of Managing Directors and the Supervisory Board in 2003:

	Type of transaction	Name of security or derivate	German securities identification number/ ISIN number	Completion date	Price per share	Number	Nominal amount of security or derivative
Kurt F. Viermetz	Purchase	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	October 30, 2003	18.4694	30,000	€3.00 per share totaling €90,000
Max Dietrich Kley	Purchase	Common bearer stock of Bayerische Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	March 28, 2003	7.85	3,205	€3.00 per share totaling €9,615

At December 31, 2003, the members of the Board of Managing Directors and the Supervisory Board held less than 1% of the entire stock issued by the parent bank.

The total amount of loans and advances made to, and liabilities assumed for, members of the Supervisory Board and Board of Managing Directors and to the first executive management level at the balance sheet date was as follows:

€ millions	2003	2002 new/old HVB Group
Board of Managing Directors of HVB AG	9	12
Supervisory Board of HVB AG	2	2
First executive management level	7	9

Interest is payable on all loans and advances made to members of the Board of Managing Directors and the Supervisory Board, and to the first executive management level at usual market rates.

76

Employees

The average number of people employed by the Bank was as follows:

	2003	2002 old HVB Group
Employees (excl.trainees)	61,864	64,768
Full-time	53,144	55,852
Part-time	8,720	8,916
Trainees	1,662	2,150

77

Offices

Offices, broken down by region

	2002 old HVB Group	Spin-off of Hypo Real Estate Group	2002 new HVB Group	Additions New openings	Reductions Closures	Consolidations	Change in consolidated group	2003
Germany								
Baden-Wuerttemberg	36	2	34		2		– 6	26
Bavaria	430	5	425	1	3	7	– 16	400
Berlin	25	1	24		3	1	– 13	7
Brandenburg	8		8					8
Bremen	10		10				– 2	8
Hamburg	50	2	48		3		– 7	38
Hesse	25	1	24		3	1	– 5	15
Lower Saxony	31		31	1	2		– 4	26
Mecklenburg-Western Pomerania	7		7					7
North Rhine-Westphalia	43	4	39		2	1	– 16	20
Rhineland-Palatinate	26		26				– 4	22
Saarland	10		10	1	1		– 1	9
Saxony	27	2	25	2	2	1	– 13	11
Saxony-Anhalt	18		18		2		– 5	11
Schleswig-Holstein	81		81		2		– 2	77
Thuringia	14		14	2		1	– 7	8
Subtotal	**841**	**17**	**824**	**7**	**25**	**12**	**– 101**	**693**
Other regions								
Austria	457		457	1	3	34		421
Other Western Europe	41	14	27	1	3		– 7	18
Central and Eastern Europe	733		733	63	33	25	+ 157	895
Americas	15		15				+ 2	17
Asia	15		15					15
Africa	1		1	1				2
Australia	1		1					1
Subtotal	**1,263**	**14**	**1,249**	**66**	**39**	**59**	**+ 152**	**1,369**
Total	**2,104**	**31**	**2,073**	**73**	**64**	**71**	**+ 51**	**2,062**

78

Executive boards

Supervisory Board

Dr. Maximilian Hackl
Honorary Chairman

Dr. Albrecht Schmidt
Chairman since January 7, 2003

Herbert Betz
until May 14, 2003,
Deputy Chairman until May 14, 2003

Peter König
Deputy Chairman since May 14, 2003

Dr. Hans-Jürgen Schinzler
since March 3, 2003,
Deputy Chairman since January 1, 2004

Kurt F. Viermetz
until December 31, 2003,
Deputy Chairman until December 31, 2003

Dr. Manfred Bischoff

Heidi Dennl
until May 14, 2003

Volker Doppelfeld

Ernst Eigner
until May 14, 2003

Helmut Gropper
until January 31, 2003

Klaus Grünewald

Heinz-Georg Harbauer
until May 14, 2003

Anton Hofer

Max Dietrich Kley

Friedrich Koch
since May 14, 2003

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
since January 13, 2004

Herbert Munker
since May 14, 2003

Christoph Schmidt
until May 14, 2003

Dr. Siegfried Sellitsch

Professor Wilhelm Simson

Professor Hans-Werner Sinn

Maria-Magdalena Stadler
since May 14, 2003

Ursula Titze
since May 14, 2003

Jens-Uwe Wächter
since May 14, 2003

Helmut Wunder

Board of Managing Directors

Stephan Bub
until May 31, 2003

Dr. Stefan Jentzsch

Dr. Michael Kemmer
since June 1, 2003

Michael Mendel
since February 1, 2003

Dieter Rampl

Gerhard Randa

Dr. Paul Siebertz
until March 31, 2003

Dr. Wolfgang Sprissler

Munich, March 2, 2004

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

THE BOARD OF MANAGING DIRECTORS

Jentzsch Kemmer Mendel Rampl Randa Sprissler

Independent Auditor's Report

We have audited the consolidated financial statements, comprising the balance sheet, the income statement, the statements of changes in shareholders' equity, cash flows and financial review and risk report as well as the notes to the financial statements prepared by Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, for the business year from January 1, to December 31, 2003. The preparation and the content of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements is examined on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with International Financial Reporting Standards.

Our audit, which also extends to the group management report (Financial Review and Risk Report) prepared by the Company's management for the business year from January 1 to December 31, 2003, has not led to any reservations. In our opinion on the whole the group management report (Financial Review and Risk Report) provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the group management report for the business year from January 1, to December 31, 2003 satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German law.

Munich, March 5, 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Wiedmann	Pastor
Wirtschaftsprüfer	Wirtschaftsprüfer

SUMMARY OF ANNUAL FINANCIAL DATA

	2003	2002 new HVB Group	2002 old HVB Group	2001	2000	1999
Operating performance (€ millions)						
Net interest income	5,881	5,936	6,649	7,331	5,150	5,045
Provisions for losses on loans and advances	2,313	3,292	3,797	2,074	1,186	2,472
Net interest income after provisions for losses on loans and advances	3,568	2,644	2,852	5,257	3,964	2,573
Net commission income	2,795	2,672	2,684	2,877	2,423	1,876
Trading profit	820	787	787	592	548	401
General administrative expenses	6,371	6,896	7,076	7,716	5,117	4,570
Balance of other operating income and expenses	620	180	115	485	55	91
Operating profit (loss)	**1,432**	**(613)**	**(638)**	**1,495**	**1,873**	**371**
Net income from investments	(1,806)	587	649	530	325	985
Amortization of goodwill	1,134	395	395	321	89	70
Additions to restructuring provisions	—	283	286	19	—	—
Balance of other income and expenses	(638)	(149)	(151)	(136)	(131)	(238)
Profit (loss) from ordinary activities	**(2,146)**	**(853)**	**(821)**	**1,549**	**1,978**	**1,048**
Balance of extraordinary income and expenses	—	—	—	—	(126)	(294)
Net income (loss) before taxes	**(2,146)**	**(853)**	**(821)**	**1,549**	**1,852**	**754**
Taxes on income	296	(3)	37	582	668	315
Net income (loss)	**(2,442)**	**(850)**	**(858)**	**967**	**1,184**	**439**
Minority interest in net income (loss)	(197)	41	29	(29)	(105)	(80)
Net income (loss) adjusted for minority interest	**(2,639)**	**(809)**	**(829)**	**938**	**1,079**	**359**
Dividend per share of common stock (€)	—	—	—	0.85	0.85	0.85
Earnings per share (excl. amortization of goodwill, €)	- 2.81	- 0.77	- 0.81	2.35	2.71	1.03
Earnings per share (€)	- 4.92	- 1.51	- 1.55	1.75	2.50	0.86
Key capital ratios (%)						
Return on equity after taxes (excl. amortization of goodwill)	- 11.2	- 2.8	- 2.3	6.5	9.2	3.6
Return on equity after taxes	- 19.7	- 5.4	- 4.4	4.9	8.5	3.0
Cost-income ratio (based on operating revenues)	63.0	72.0	69.1	68.4	62.6	61.6
Cost-income ratio (based on profit from ordinary activities)	97.4	73.9	70.4	68.0	61.8	56.5
Ratio of net commission income to operating revenues	27.6	27.9	26.2	25.5	29.6	25.3
Balance sheet figures (€ billions)						
Total assets	479.5	535.8	691.2	728.6	716.5	503.3
Total lending volume	338.3	375.8	487.9	503.1	449.2	349.6
Shareholders' equity	10.3	11.3	14.2	25.1	19.6	12.4
Key capital ratios compliant with BIS rules[1]						
Core capital (€ billions)	14.4	14.6	19.1	21.7	19.3	14.6
Equity funds (€ billions)	25.6	25.9	33.4	41.5	39.6	28.0
Risk assets (€ billions)	241.8	285.6	340.6	365.1	355.0	254.1
Core capital ratio (%)	5.9	5.1	5.6	6.0	5.4	5.8
Equity funds ratio (%)	9.7	8.2	9.1	10.3	10.0	9.9
Share information						
Share price: Year-end (€)	18.34	—	15.22	34.32	60.30	68.00
High (€)	20.05	—	42.55	68.06	72.85	69.90
Low (€)	5.70	—	11.75	27.40	55.30	48.00
Market capitalization (€ billions)	9.8	—	8.2	18.4	32.3	28.7
Employees	60,214	64,254	65,926	69,520	72,867	46,170
Branch offices	2,062	2,073	2,104	2,238	2,421	1,417

[1] as per approved financial statements

SUMMARY OF QUARTERLY FINANCIAL DATA

	1st quarter, 2003	2nd quarter, 2003	3rd quarter, 2003	4th quarter, 2003
Operating performance (€ millions)				
Net interest income	1,413	1,464	1,530	1,474
Provisions for losses on loans and advances	583	581	585	564
Net interest income after provisions for losses on loans and advances	830	883	945	910
Net commission income	670	659	738	728
Trading profit	241	246	222	111
General administrative expenses	1,630	1,603	1,603	1,535
Balance of other operating income and expenses	40	10	321	249
Operating profit (loss)	**151**	**195**	**623**	**463**
Net income from investments	(3)	5	(60)	(1,748)
Amortization of goodwill	54	53	53	974
Balance of other income and expenses	(23)	(256)	(142)	(217)
Profit (loss) from ordinary activities/ net income (loss) before taxes	**71**	**(109)**	**368**	**(2,476)**
Taxes on income	60	97	74	65
Net income (loss)	**11**	**(206)**	**294**	**(2,541)**
Minority interest in net income (loss)	(20)	(11)	(98)	(68)
Profit (loss)	**(9)**	**(217)**	**196**	**(2,609)**
Earnings per share (excl. amortization of goodwill, €)	0.08	−0.30	0.46	−2.81
Earnings per share (€)	−0.02	−0.40	0.36	−4.92

	March 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
Key capital ratios (%)				
Return on equity after taxes (excl. amortization of goodwill)	1.3	−1.7	1.3	−11.2
Return on equity after taxes	−0.3	−3.3	−0.3	−19.7
Cost-income ratio (based on operating revenues)	69.0	68.2	64.0	63.0
Cost-income ratio (based on profit from ordinary activities)	71.4	74.2	69.9	97.4
Ratio of net income to operating revenues	28.3	27.7	27.4	27.6
Balance sheet figures (€ billions)				
Total assets	679.8	669.1	505.5	479.5
Total lending volume	479.0	466.8	350.4	338.3
Shareholders' equity	11.9	12.9	10.4	10.3
Key capital ratios compliant with BIS rules				
Core capital (€ billions)	18.8	18.8	15.5	14.4
Equity funds (€ billions)	32.9	33.0	27.4	25.6
Risk assets (€ billions)	331.8	321.7	259.8	241.8
Core capital ratio (%)	5.7	5.8	6.0	5.9
Equity funds ratio (%)	9.1	9.4	9.5	9.7
Share information				
Share price (€)	6.88	14.39	14.77	18.34
Market capitalization (€ billions)	3.7	7.7	7.9	9.8
Employees	65,131	64,004	61,776	60,214
Branch offices	2,188	2,197	2,069	2,062

Important dates 2004

Preliminary annual results	February 26, 2004
Publication of the 2003 annual results	March 11, 2004
Annual General Meeting of Shareholders	April 29, 2004
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	April 29, 2004
Second-quarter earnings	August 5, 2004
Third-quarter earnings	November 4, 2004

Important dates 2005

Preliminary annual results	February 24, 2005
Annual press conference	March 17, 2005
Annual analyst conference	March 17, 2005
Annual General Meeting of Shareholders	May 12, 2005
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 12, 2005
Second-quarter earnings	July 28, 2005
Third-quarter earnings	October 27, 2005

Contacts

Should you have any questions about the annual report, please contact Group Investor Relations by calling +49 (0)89 378-2 52 76, faxing +49 (0)89 378-2 40 83, or e-mailing ir@hvbgroup.com

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

Internet

You can call up user-friendly, interactive versions of our Group annual and interim reports, including search and other functions, on our website:
www.hvbgroup.com/annualreport
www.hvbgroup.com/interimreport

Shareholder publications

Annual Report (English/German)

Interim reports (English/German) for the first, second, and third quarters

Sustainability Report (revised edition available from late summer 2004)

You can obtain .pdf files of all reports on our website:
www.hvbgroup.com/annualreport
www.hvbgroup.com/interimreport
www.hvbgroup.com/sustainabilityreport

Annual Report Lexicon (available in German only)

Ordering

To order more copies of the annual report or one of the publications listed here, please contact our Reporting Service by

calling +49 (0)89 89 50 60 75, or
faxing +49 (0)89 89 50 60 30.

Disclaimer

The German abbreviation TEUR has no equivalent in the English language, except when used in a heading in a table, when it is equivalent to EUR x 1,000.
For example, the German TEUR 6.171 is a rounded figure. It is nevertheless translated into English as EUR 6,171,000.

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Published by

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

Print deadline: March 10, 2004
Publication date: March 29, 2004

Printed in Germany

ANNUAL REVIEW 2003

Growing with E

HVB Group

ANNUAL REVIEW



Shareholder Information

Special Report

Business Segments

Service Divisions

Executive Boards

A major milestone on the road to a large, unified Europe will be reached on May 1, 2004. Not just because some new members will be joining and others are waiting their turn, but primarily because these newcomers are drawing a symbolic and physical line under ideological divisions by making this commitment to the European project. For our children, the term Eastern Bloc will be nothing more than one of many in their history books, and this is a good thing.

Instead, other differences will come to the fore, notably economic ones. Which also is a good thing. At least for those willing to engage themselves. And for those who see competition as an opportunity and not just an unwanted battle against competitors.

The potential now slumbering in the new member states is huge. Not least on account of pent-up demand that is enormous in just about every respect.

Who could know this better than HVB Group? After all, we have been active in Central and Eastern Europe for more than decade, starting when the very idea of Poland, Slovenia, or even Hungary joining the EU was some far-off dream. Over the course of this long presence, we have deepened our contacts, set up and intensified customer relationships, learnt to appreciate and handle regional conditions and peculiarities, and turned ourselves into a strong, transregional banking network.

Today, HVB Bank is the premier bank in the heart of the Europe. The situation we enjoy at the focal point of Europe's expanding regions is known as pole position in the motor racing world. We are ideally situated to make the most of this opportunity for the benefit of our shareholders.




»HVB Group is strong where the real action in Europe is right now.«
Dusan Hladny
Head of Corporate
Customer Department
HVB Bank, Prague


Csaba Marot
Head of Corporate
Customer Department
HVB Bank, Budapest
»Lots of my customers are heading into completely new territory. My job is to make sure they feel at home there.«





Marta Schab
Private Customer Adviser
Bank BPH, Cracow

»There's a huge backlog of demand here, and not just on the consumption side. People simply want to prove that they can keep up with the West.«



HVB GROUP

- We have a unique profile in European financial services markets.
- We are focusing our resources on retail and corporate banking in Europe.
- We are the premier bank in the heart of Europe. Our growth stems from our strong roots in Germany and Austria, as well as in Poland and other countries of Central and Eastern Europe.
- The customer is the focal point of all our activities. We are committed to providing our customers with excellent, innovative and fast solutions across all business segments.
- We aim to constantly increase our return on equity for the benefit of our shareholders. We are systematically cutting back our non-strategic activities and reinvesting the freed equity capital to strengthen our core operations and boost profitable growth.
- We give our people a stake in the success of HVB Group through performance-related systems of remuneration.

	2003	2002 new HVB Group	Change in %	2002 old HVB Group
Key indicators (%)				
Return on equity after taxes (excl. amortization of goodwill)	– 11.2 %	– 2.8 %		– 2.3 %
Return on equity after taxes (excl. amortization of goodwill and other non-scheduled items)	2.6 %	—		—
Return on equity after taxes	– 19.7 %	– 5.4 %		– 4.4 %
Cost-income ratio (based on operating revenues)	63.0 %	72.0 %		69.1 %
Ratio of net commission income to operating revenues	27.6 %	27.9 %		26.2 %
Operating performance				
Operating profit (loss)	€1,432 m	€(613) m		€(638) m
Profit (loss) from ordinary activities/ net income (loss) before taxes	€(2,146) m	€(853) m		€(821) m
Net income (loss)	€(2,442) m	€(850) m		€(858) m
Cash dividend per share of common stock	—	—	—	—
Earnings per share (excl. amortization of goodwill)	€– 2.81	€– 0.77		€– 0.81
Earnings per share (excl. amortization of goodwill and other non-scheduled items)	€0.65	—		
Earnings per share	€– 4.92	€– 1.51		€– 1.55
Balance sheet figures				
Total assets	€479.5 bn	€535.8 bn	– 10.5	€691.2 bn
Total volume of lending	€338.3 bn	€375.8 bn	– 10.0	€487.9 bn
Shareholders' equity	€10.3 bn	€11.3 bn	– 8.4	€14.2 bn
Key capital ratios compliant with BIS rules[1]				
Core capital	€14.4 bn	€14.6 bn	– 1.6	€19.1 bn
Equity funds	€25.6 bn	€25.9 bn	– 1.4	€33.4 bn
Risk assets	€241.8 bn	€285.6 bn	– 15.3	€340.6 bn
Core capital ratio	5.9 %	5.1 %		5.6 %
Core capital ratio (excl. revaluation measures)	6.8 %	—		—
Equity funds ratio	9.7 %	8.2 %		9.1 %
Equity funds ratio (excl. revaluation measures)	10.8 %	—		—
Share information				
Share price: Year-end	€18.34	€12.61		
High	€20.05	€35.26		
Low	€5.70	€9.74		
Market capitalization	€9.8 bn	€6.8 bn		
Employees	60,214	64,254	– 6.3	65,926
Branch offices	2,062	2,073	– 0.5	2,104

[1] as per approved financial statements

TURNING TARGETS INTO RESULTS

Slight rise in total operating revenues


€ billions
10.0
TARGET RANGE
9.5
9.575
9.648
9.0
8.5
2002[1]
2003[3]

Big cutback in loan-loss provisions


€ billions
3.500
3.292
3.125
2.750
TARGET RANGE
2.375
2.313
2002[1]
2003

Sharp reduction in administrative expenses


€ billions
7.0
6.896
6.75
TARGET RANGE
6.5
6.371
6.25
2002[1]
2003

Appreciable improvement in cost-income ratio


in %
75.00
72.0
71.25
TARGET RANGE
67.50
66.0
63.75
2002[1]
2003[3]

Material increase in net income before taxes


€ millions
900
TARGET RANGE
610
450
0
-450
-853
2002[1]
2003[4]

Steep decline in risk assets


€ billions
360
340.6
320
280
TARGET RANGE
240
241.8
2002[2]
2003

Tangible improvement in core capital ratio


in %
7.0
TARGET RANGE
6.8
6.5
6.0
5.6
5.5
2002[2]
2003[5]

[1] new HVB Group
[2] old HVB Group
[3] adjusted for gains on disposal of norisbank and Bank von Ernst
[4] adjusted for non-scheduled items
[5] adjusted for revaluation measures

SHAREHOLDER INFORMATION


Dieter Rampl

LETTER TO OUR SHAREHOLDERS

Dear shareholders:

People often ask me how HVB Group is doing. Normally I reply that we are more than holding our own in the German banking league. As you might surmise, I too have been caught up in the excitement of our new partnership with Bayern Munich. But reverting to the original question, we can certainly look back on a pretty successful year. Indeed, there are plenty of reasons to be optimistic. However, let's not overlook the downsides of the last twelve months.

If you turn back a page, you will see from our results charts that we have met the targets we set for ourselves, thus completing a full turnaround on the operational side of the business. The bottom line for 2003 shows a big loss, though, resulting from a large-scale adjustment to our portfolio of shareholdings. This is a bitter pill to swallow, even if we are evidently on the right track in our core business.

Let us take a quick glance over our shoulder. Last year, in my first letter to you as spokesman of the HVB Group Board, I had to report on the most difficult year in our history. Despite this, I was personally optimistic. You might well recall the words I wrote at that time: "Our business model as a bank in the heart of Europe will gain momentum. And soon our share will once more represent an attractive investment option. Please bear with us. It will be worthwhile."

Despite all the difficulties, my Board colleagues and I had every confidence in the substance of our corporate group, the potential of our workforce, and our strong market position in Europe. Our excellent share performance in 2003 has vindicated this claim – to our benefit and yours (see the section entitled "The HVB Share").

So what have we actually achieved? The main thrusts have been to reduce complexity, enhance earnings, and bolster the capital base. Let us start with the complexity issue. In spinning off the Hypo Real Estate Group, we have given up a traditional core activity, but one which no longer fit our strategic business objectives. Last year we disposed of numerous activities and holdings that did not generate any added value in operational or strategic terms. These moves helped us to slash our risk assets and optimize our risk profile. At the end of this process, we now have a new, streamlined HVB Group, focused specifically on operations involving retail and corporate customers in Europe.

"Our excellent share performance in 2003 has vindicated our claim – to our benefit and yours."

In terms of the second objective, we succeeded in growing operating revenues slightly in a challenging market environment despite a strong decline in volume. On the cost side, our ambitious program to adjust our capacity took full effect, while we also implemented the planned material reductions in risk provisions. All in all, this enabled us to record a healthy operating profit of over €1.4 billion, reflecting an overall improvement of around €2 billion.

This brings me to the third thrust, bolstering our capital base. Alongside the drastic reduction of our risk assets, disposals of holdings and the successful placement of shares in our Bank Austria Creditanstalt subsidiary have already helped to tangibly enhance our equity capital ratio.

To secure the success of our transformation program and to thoroughly insulate the corporate group from market risks, we decided to pare back major positions in our portfolio of investments with a view to creating greater room for us to maneuver. Hence we adjusted the carrying amounts of our most important holdings to reflect their current market values. In selling our stake in Allianz and starting to reduce our stake in Munich Re, we have continued down the path of sytematically divesting our participating interests. We shall continue to divest, but are under no great time pressure.

We greatly regret that we are reporting a net loss for the year and cannot pay a dividend. Nevertheless, we have deliberately allowed for this fact, firm in the belief that we have made what at this stage is a painful decision, but one which, looking into the future, is in the best interests of our bank and you, our shareholders. We are well aware that the non-payment of a dividend must remain an exception, and we would gladly have allowed you to share in the operational successes of last year.

Moreover, the capital increase announced at the end of February with a scope of at least €3 billion will help us to reinforce our equity base and to attain a capital ratio that will serve us well on the marketplace in the long run. We are convinced that these steps will shore up further improvements on the operational side against ongoing uncertainties. The increased capital base will also pave our route to profitable growth. In this way, we are creating the conditions needed to reward you with an appropriate dividend for our financial progress in the future.

So what happens next? It would be false to maintain that we can look forward to quiet times. We are under no illusions: even though we are generating an operating profit again, the gains are still well below the European industry average. In terms of boosting revenues, we are only just starting out. We are much further down the road of cost efficiency, and yet a few percentage points still separate us from the best in Europe when it comes to the cost-income ratio. We also still need to optimize our corporate structures. Furthermore, despite the satisfactory decrease in lending risks last year, we have yet to reach normalized provision rates.

"It would be false to maintain that we can look forward to quiet times."

Goethe, the famous German poet, once commented how difficulties tend to increase the closer you come to the goal. Perhaps less elegant, but equally applicable, is the quote found on the lips of many a soccer coach – we need to take one game at a time. In other words, good results encourage you to achieve more. With this in mind, we have called the strategy section in this Annual Report "Growing with Europe" (see page 39).

At this point, I would like to outline the key factors we believe will underpin the future success of our undertaking. We are working hard on three areas: sharply boosting our profitability, elaborating our growth options, and reinforcing our strategic room for maneuver.

First of all, I would like to take a look at the general economic climate. The global economy is starting to take off again, and politicians in Germany in particular are working through the backlog of reforms involving deep structural changes. Nonetheless, we are not staking our future on the vague hope of a sharp economic upturn this year – or in the next few years, either. We assume that interest rates will remain persistently low throughout Europe and that the high number of corporate bankruptcies in Germany will not decline to any great extent in the near future.

Against this backdrop, our prime concern for this year is to concentrate fully on boosting our operating revenues in our customer operations. We aim as part of this process to considerably improve the profitability of our Germany segment in particular. It is up to us to prove that we can earn a profit from retail customer operations in Germany and at the same time offer our customers all-round service in line with their needs. This is where we see the key challenge facing us in 2004.

We are well aware that further gains in efficiency are essential. We have cut back drastically over the last couple of years, but always bearing in mind that our sales potential must not be weakened. Consequently, it is mostly the administration and staff functions that have been slimmed. We are fully committed to maintaining the right balance between profitability and cost efficiency.

"HVB Group is one of the very few truly European banks today."

This brings me to the second major issue: our growth options. HVB Group is one of the very few truly European banks today. As the leading bank in both Austria and Central and Eastern Europe, our footprint extends well beyond the borders of Germany. In this context, I would like primarily to spotlight our excellent position in the emerging markets of Central and Eastern Europe, where we want to continue expanding and more closely interlace our distribution platforms. In point of fact, we are perfectly positioned to exploit the conversion effects resulting from countries like Poland, the Czech Republic, and Hungary joining the EU.

At the same time, though, our strong position in both Germany and other European countries presents us with a demanding integration task. The job facing us now is to tap economies of scale and further streamline unnecessary structures, or in other words systematically reduce the complexity of the corporate group. The planned integration of Vereins- und Westbank represents a major project aimed at optimizing our sales performance, structures, and processes.

And now to the third field, our strategic room for maneuver. There is no hiding the fact that HVB Group is deeply involved in the ongoing consolidation debate. That there will be further bank mergers and takeovers in Europe is beyond question, and Germany still has the most catching up to do. No doubt you will have noticed over the last few months how there has been more debate about the German banking market, which remains bedeviled by serious structural weaknesses. In particular, the strict separation of public-sector and private-sector banks engenders highly visible competitive disadvantages for the latter. Changes to the traditional system are urgently needed, as a stable economy needs strong domestic banks. In boosting its efficiency and profitability, HVB Group is creating the conditions needed to help shape this process. We will not rule out any configurations that make sense for our customers, shareholders, and employees.

Henry Ford is reported to have said that the victories of yesterday are less important than the plans for tomorrow. We take a similar line here at HVB Group. Although we can look back on a successful year, there is still much for us to do in terms of boosting operating revenues, maintaining tight cost controls, and again sharply reducing risk provisions. Our objective is to boost our return on equity and further enhance our cost-income ratio, but all of this is not an end in itself. Our key competence is, and will remain, the customer relationship. At the start of the year, I wrote to my staff informing them that, for me, 2004 is the year of the customer. In this context, I would like to draw your attention especially to the opening pages of this report, where we outline our market strategy. Indeed what makes us stand out from the crowd is our inside knowledge of local markets coupled with the expertise of a major international bank.

"For me, 2004 is the year of the customer."

Ladies and gentlemen, a bank like ours does of course live from its business – but that is not its sole purpose. As corporate citizens, we have a responsibility toward our customers and the world around us. Reflecting this fact, the Annual Report also covers our corporate Code of Conduct as well as our commitment to society and the environment.

In closing, I would like to again refer to the letter that I wrote to you last year. Here I expressed our desire to once more be one of the best banks in Europe. I stand by this statement, all the more so in light of the successes we achieved in 2003. To return to the language of soccer, we want to qualify for the Champions League in the banking sector. But unlike the Olympics, it's not just the taking part that counts. To put it plainly, we want to win. I know that we on the Board can count on a well-trained, highly motivated and strongly committed workforce. We would also ask you, our shareholders, to keep faith with us.

Sincerely

Dieter Rampl
Board spokesman



The HVB Group Board
(left to right):
Dr. Michael Kemmer
Dieter Rampl
Dr. Stefan Jentzsch
Dr. Wolfgang Sprissler
Michael Mendel
Gerhard Randa


Dr. Albrecht Schmidt

REPORT OF THE SUPERVISORY BOARD

In 2003 the work of the Supervisory Board was primarily defined by two main concerns: providing advice and support to the Board of Managing Directors on the transformation program, and the assessment and further improvement of the work of the Supervisory Board.

Transformation program

Against the background of the extremely difficult operating environment facing the entire banking sector during the year under review, characterized by a persistently weak economy with large numbers of bankruptcies and a dramatic drop in share prices during the first quarter, the Supervisory Board studied the Bank's situation and future in great detail at seven meetings. It held intensive discussions with the Board of Managing Directors on the transformation program initiated to improve the Bank's capital funding and profitability. The Board of Managing Directors also provided it with regular, timely and comprehensive reports on progress with the implementation of the program and the development of markets, the Group, the business situation and the risk situation.

In an open dialog with the Board of Managing Directors, the sometimes quite radical business steps being considered were subjected to intensive discussion. This applied in particular to the spin-off of the commercial real estate business by means of a number of extremely complex transactions, all of which were successfully implemented as planned within a short time. Having received the spin-off plan, the spin-off report and the report by the independent auditor of the spin-off, the Supervisory Board reviewed these documents in great detail at the March meeting. The Supervisory Board also held intensive consultations on the other program measures, in particular the capital increase and the successful IPO of Bank Austria Creditanstalt, the sale of norisbank and Bank von Ernst, as well as the sale – taking effect in 2004 – of Bankhaus Bethmann/Maffei and Brau und Brunnen, and, finally, the planned full integration of Vereins- und Westbank. Through these measures and a further reduction in risk assets, the Bank succeeded in reducing its core capital ratio to the level demanded by the rating agencies for 2003.

A vital element of the transformation program was the improvement of the Group's profitability. This point was indeed achieved in 2003, as a result of further reductions in administrative expenses, significantly lower risk expenses – admittedly as an expected outcome of the high risk provisions in the prior year – but also through improved operating revenues, despite a reduction in interest-bearing assets over the course of the year.

To complete the transformation program, large write-downs on financial investments were carried out in the 2003 financial statements, in particular on the long-standing stakes in Allianz and Munich Re. We also brought forward amortization of goodwill of affiliated companies, in particular Bank Austria Creditanstalt, and showed both items in full in the income statement of the year under review. As a result, the 2003 income statement shows a large annual loss despite a positive operating result, and no dividend will be paid. This is indeed regrettable. On the other hand, these measures will boost our profitability and ability to pay dividends in future years. As a compensatory measure for our regulatory core capital, and to secure the continuing growth of the Group, the Board of Managing Directors and the Supervisory Board approved a capital increase on February 25, 2004 in the form of a 5:2 rights issue for our shareholders at a minimum subscription price of €14. This capital increase was entered in the Register of Companies on March 1, 2004 and is being well received by investors.

During 2003, the Supervisory Board also received reports on developments in both the Austria/CEE and the Germany segments, and solicited a risk report and personnel report. In December 2003 the Supervisory Board held detailed consultations with the Board of Managing Directors on the annual business plan for 2004 and the multi-year plan, and in particular on efforts to increase operating revenues. These plans were revised as needed on February 25, 2004 and approved.

Evaluation of the Supervisory Board's work

The second major issue addressed by the Supervisory Board was the evaluation and improvement of its work. It addressed this topic at two plenary sessions, and passed new internal regulations for its work, taking into account the recommendations of the German Corporate Governance Code and – where advisable and possible – the regulations of the Sarbanes-Oxley Act. The core of the restructuring of the Supervisory Board – in view of the significantly increased risks, not only in the lending business – is the establishment of a new Risk Committee. It will meet at least four times a year, and will provide the Supervisory Board with up-to-date, comprehensive information on the Group's risk situation and risk management. The responsibilities of the Audit Committee have been expanded, and the tasks of the former Business Development and Credit Committee – now the Strategy and Business Development Committee – are more closely geared to the function of providing guidance to the Board of Managing Directors on strategic questions. The tasks of the former Trust Business Committee were transferred to the remaining committees. With the Executive Committee, which is responsible for succession planning and remuneration of the Board of Managing Directors, and the Negotiating Committee – which is required by law, and had no reason to meet during the past year -- the Supervisory Board continues to maintain a total of five committees to support its work. With this new distribution of tasks, and with a clear separation of tasks of the Board of Managing Directors and the Supervisory Board as well as consultations held in the absence of the Board of Managing Directors, we believe that we will be even better able to fulfill our responsibility for selecting, advising and supervising the Board of Managing Directors.

In compliance with the Corporate Governance Code, the Supervisory Board discussed and examined a proposal put forward in December by the Executive Committee on the structure of the remuneration system for the Board of Managing Directors. At the same meeting, the Supervisory Board also adopted, with two exceptions, the Statement of Compliance, taking into account the new regulations of the Corporate Governance Code in the version of May 21, 2003. More details on these developments and on the tasks of the committees are provided in the joint Corporate Governance report by the Board of Managing Directors and the Supervisory Board and the Compensation Report in the chapters below.

Main focus of committee work

The Executive Committee met ten times in 2003. At its meetings, it discussed executive appointments and succession planning. It also considered the remuneration structure and the detailed remuneration levels for the Board of Managing Directors. Moreover, the Executive Committee granted its approval to members of the Board of Managing Directors who wished to accept seats on supervisory boards of other companies. Topics addressed by the Executive Committee when preparing agenda items for Supervisory Board meetings included planning, a new regulation for the length of appointments in case of impending retirements of members of the Board of Managing Directors, and the remuneration of Supervisory Board members. Loans requiring Supervisory Board approval were submitted to the Executive Committee by circular, with approval being granted in every case.

At its five meetings, the Business Development and Credit Committee, known since the end of July 2003 as the Strategy and Business Development Committee, solicited and reviewed information from the Board of Managing Directors on the current business situation. In preparation for the plenary meetings of the Supervisory Board, it also procured highly detailed information on the status of the transformation program. The committee was also presented in January 2003 with an extensive report on market, credit and country risks. It was also given up-to-date reports on exposures bearing increased risks. Moreover, the committee solicited a comprehensive individual report on the business trend in the Germany segment, including important subsidiaries associated with this segment.

The Audit Committee had four meetings in 2003, one of which was held jointly with the Business Development and Credit Committee to prepare for the Supervisory Board's approval of the annual financial statements for 2002. To prepare for the selection of the independent auditors by the Annual General Meeting of Shareholders, the committee assessed the independence of the proposed auditors. After the election, it had the auditors explain their approach, and appointed them to perform the audit, specifying the areas to be subject to special scrutiny and setting the fee. In the presence of the independent auditors of Bank Austria Creditanstalt and the Group, the committee examined in great detail the use of foundations by Bank Austria Creditanstalt, a matter which received considerable press coverage, and concluded that there is no obligation to consolidate such entities. In addition, the committee was presented with a report on the internal risk management audit. Another topic of discussion was the loss report prepared by the auditing department for the first half of 2003 and the internal audit results for the first three quarters of the past year, which were in general satisfactory. In neither case did the auditors discover any deficiencies warranting a designation as 'serious' or 'very serious'. Moreover, the committee received reports on compliance with the German Securities Trading Act and money laundering regulations as well as compliance with, and development of, regulatory capital ratios. The Audit Committee, with its expanded tasks, also devoted considerable attention to a preview of the interim report for the third quarter of 2003.

The newly established Risk Committee held its first meeting in 2003, at which it obtained a comprehensive overview of the loan portfolio and the amount of, and changes in, risk provisions. The committee also received reports on individual exposures with increased risk potential and industry-specific partial portfolios. Furthermore, it gathered information on the various approaches to handling operational risk and solicited reports on the risks remaining with the Group following the spin-off of Hypo Real Estate Holding AG. Finally, the committee received an overview of the legal risks inherent in direct marketing.

The Trust Business Committee, which was dissolved in July 2003, held two meetings at which it discussed in detail the performance of the Bank's assets under management, the integration of the Wealth Management division into the Germany segment and the money market fund of the Activest subsidiary.

The chairmen of the respective committees reported to the Supervisory Board meetings on the topics discussed at the committee meetings and on the results of these discussions and any votes held. The Board of Managing Directors also informed the members of the Supervisory Board in writing about unusual events between meetings. The Chairman of the Supervisory Board met regularly with the speaker of the Board of Managing Directors for consultations on major developments, and was informed continually on decisions by the Board of Managing Directors and ongoing events.

Audit and approval of the 2003 financial statements

The annual financial statements and management report of the parent bank, as well as the consolidated financial statements and management's discussion and analysis for fiscal 2003 prepared in accordance with International Financial Reporting Standards (IFRS), including the account records, were audited by KPMG. The independent auditors issued an unqualified opinion in both cases.

In fulfillment of their professional obligations under Section 317 (4) of the German Commercial Code, the independent auditors also examined the monitoring systems used by the Bank to detect risk at an early stage. The independent auditors confirmed that the methods defined by the Bank are suitable for the management, identification and monitoring of the risks incurred by HVB Group, and that the management report for the parent bank and management's discussion and analysis for the Group present a true and fair view of the risks of future business development. The Chairman of the Supervisory Board and the Chairman of the Audit Committee attended the final discussions of the Board of Managing Directors with the independent auditors.

The financial statements listed above were forwarded to the Supervisory Board, together with the auditors' report. The Audit Committee examined these documents in great detail during the preliminary audit. The lead auditor reported on the findings of the audit and provided detailed answers to the questions of the members of the Supervisory Board at the preparatory meeting of the Audit Committee, as well as at the subsequent meeting of the Supervisory Board devoted to the annual financial statements. In addition, the Board of Managing Directors explained the financial statements in detail at these meetings. The Supervisory Board concurred with the results of the audit. It determined that on the basis of its own examination of the parent bank's financial statements and management report together with the consolidated financial statements and management's discussion and analysis, no objections were to be raised. At its meeting on March 10, 2004, the Supervisory Board therefore approved the annual financial statements and consolidated financial statements prepared by the Board of Managing Directors.

Personnel changes

Dr. Paul Siebertz stepped down from the Board of Managing Directors at March 31, 2003 by mutual consent. On May 31, 2003, Stephan Bub resigned from the Board of Managing Directors to take up a new function. The Supervisory Board wishes to thank the departing gentlemen for their invaluable service with the Bank's Board of Managing Directors. Michael Mendel and Dr. Michael Kemmer were appointed to the Board of Managing Directors, with effect from February 1, 2003 and June 1, 2003, respectively.

The five-year term of all Supervisory Board mandates ended with effect from the end of the Annual General Meeting of Shareholders on May 14, 2003. For the new term of office until 2008, the Annual General Meeting of Shareholders re-elected all shareholder representatives to the Supervisory Board. Five employee delegates left the Supervisory Board as a result of the elections pursuant to the Codetermination Act, including Herbert Betz, who served as deputy chairman of the Supervisory Board for many years. Mr. Betz – like almost all of the other departing members – decided against a renewed candidacy for reasons of age. At the inaugural meeting of the new Supervisory Board following the Annual General Meeting of Shareholders, Peter König was elected as the new deputy chairman. The chairman and the other deputy chairman received a vote of confirmation, and Dr. Hans-Jürgen Schinzler was co-opted to the Executive Committee.

Kurt F. Viermetz, who served as chairman of the Supervisory Board from 1999 until the end of 2002 and as deputy chairman since that time, resigned his seat on the Supervisory Board with effect from December 31, 2003 in order to prevent any conflicts of interest arising from his chairmanship of the Supervisory Board of Hypo Real Estate Holding AG, which was established through the spin-off of the commercial real estate business. In his place, Dr. Diether Münich was appointed to the Supervisory Board under a resolution issued by the Munich Register Court on January 13, 2004. Moreover, the Supervisory Board elected Dr. Hans-Jürgen Schinzler as a further deputy chairman. The Supervisory Board wishes to thank all these gentlemen again at this point for their successful service, in some cases provided over a great many years, and to give special thanks to Mr. Betz and Mr. Viermetz as representatives of this group of departing members for their exemplary service to the Bank.

As mentioned above, all shareholder representatives were re-elected to the Supervisory Board at the Annual General Meeting of Shareholders on May 14, 2003. For this election, we applied the election list procedure, in accordance with long-established practice and prevailing legal opinion. However, subsequent to the Annual General Meeting of Shareholders, a decision issued by the German Supreme Court on July 21, 2003 was published in which the court declared the question of admissibility of list elections to be unresolved if some participants at a shareholder meeting are opposed to this procedure. Consequently, at the next Annual General Meeting of Shareholders on April 29, 2004, we will take the precautionary measure of conducting a renewed vote to confirm the appointments to the Supervisory Board. We will apply individual voting on this occasion, since legal proceedings challenging the list election of 2003 are pending. In compliance with the precautionary motion filed by the Board of Managing Directors on February 17, 2004, the Munich Register Court confirmed the appointment to the Supervisory Board of the shareholders' representatives elected under the list procedure in May 2003 who are still officiating: Dr. Manfred Bischoff, Volker Doppelfeld, Max Dietrich Kley, Dr. Lothar Meyer, Dr. Hans-Jürgen Schinzler, Dr. Albrecht Schmidt, Dr. Siegfried Sellitsch, Dr. Wilhelm Simson, and Dr. Hans-Werner Sinn. All decisions made by the elected Supervisory Board and its committees – if they were not passed by a sufficient majority of the employee representatives – were subsequently confirmed at the Supervisory Board meeting of February 25, 2004.

With effect from the end of the Annual General Meeting of Shareholders of April 29, 2004, Dr. Diether Münich has resigned his seat on the Supervisory Board. The Supervisory Board has nominated Dr. Matthias Döpfner, CEO of Axel Springer Verlag AG, as a member of the Supervisory Board, and Dr. Diether Münich as a deputy member for each elected Supervisory Board representative of the shareholders (pursuant to Section 101, (3) of the German Stock Corporation Act) for election at the Annual General Meeting of Shareholders on April 29, 2004.

Klaus Hartlieb, who served as managing director of Bayerische Hypotheken- und Wechsel-Bank from 1971 to 1986 and then as a member of the Bank's Advisory Board until 1992, passed away on May 29, 2003. His service to the Bank was characterized by a great sense of duty and willingness to take on responsibility. Willi Rothe, who was a member of the Supervisory Board of Bayerische Vereinsbank from 1978 to 1981, died on January 22, 2003. Jürgen Haker, who was a member of the same body from 1978 to 1983, died on January 26, 2004. Both men were important advisors to the Bank. The Supervisory Board will continue to hold the memory of the deceased gentlemen in the highest esteem.

With their outstanding commitment over the past year, especially given the difficult times, the Board of Managing Directors and all employees earned our great respect. This applies both to the ongoing business activities and the implementation of the transformation program, which made great demands on everyone involved. We wish to extend cordial thanks to all of them, and to the employee representative bodies, who, especially in connection with the unavoidable redundancies, displayed a great sense of responsibility in the interest of the company and great sensitivity to individuals. The Supervisory Board will closely monitor the next steps taken to strengthen the Group's profitability in the long term, and will make every effort to support them. The targets are appropriate and realistic; however, they will demand considerable efforts. The Supervisory Board wishes the Board of Managing Directors and the employees every success!

Munich, March 10, 2004

The Supervisory Board

Dr. Albrecht Schmidt
Chairman

CORPORATE GOVERNANCE

Guiding principle

Good corporate governance is of vital importance for the preservation and sustainable growth of value for investors and all other stakeholders. It must place greater emphasis on the company's long-term success than on short-term successes on the stock market. Exemplary corporate governance is not characterized only by adherence to formal regulations but above all by responsible management put into action. HVB lives up to this maxim of responsible management through the close and efficient cooperation between the Board of Managing Directors and the Supervisory Board, and through the openness and transparency of its communication.

Legal basis

The legal framework is provided by German law, in particular stock corporation, co-determination and capital market law, the parent bank's Articles of Incorporation, and the German Corporate Governance Code. HVB follows with the recommendations of the extended version of the German Corporate Governance Code of July 2003, with two exceptions, which are stated in the 2003 Statement of Compliance in accordance with the "comply or explain" principle.

www.hvbgroup.com/articles

Compensation paid to members of the Board of Managing Directors is not disclosed individually, and no deductibles are agreed for the directors and officers (D&O) insurance. The entire text of the Statement of Compliance and a comparison with the 2002 Statement of Compliance are appended below. HVB also takes into account the final additions and detailed terms of the Code of July 2003 and – insofar as it is applicable and possible – the regulations of the Sarbanes-Oxley Act, through its updated version of the internal regulations for the Supervisory Board of October 28, 2003, and through the work of the Supervisory Board.

Articles of Incorporation, internal regulations, guidelines, compliance

Apart from the defining legal principles regulating the management and monitoring of joint stock companies, other rules governing these matters at HVB are the Articles of Incorporation adopted by the Annual General Meeting of Shareholders of HVB AG and the respective internal regulations adopted by the Board of Managing Directors and the Supervisory Board. In addition, clear regulations are in place to fulfill the obligations under the German Money Laundering Act. These regulations are supplemented by the Compliance Guidelines introduced by the Bank and the guidelines for employee dealings in securities and real estate. Compliance with these regulations is monitored by the Bank's compliance officers responsible for the area in question. In addition, we have issued a Code of Conduct that effectively summarizes existing regulations and principles of ethical conduct to create a binding standard of conduct for the Board of Managing Directors and all HVB Group employees.

www.hvbgroup.com/codeofconduct-english

Effective corporate supervision: Supervisory Board and its committees

The Supervisory Board has 20 members. In compliance with the German Co-Determination Act, it includes equal numbers of representatives of the shareholders and employees. Independence and the absence of conflicts of interest are indispensable requirements for good supervisory board work, and are therefore anchored in the Supervisory Board's internal regulations. When nominating new members for election to the Supervisory Board, care is taken to ensure that they have the required knowledge and skills and do not serve on governing bodies or perform advisory functions for key competitors. A summary of the mandates held by members of the Supervisory Board on other statutory supervisory boards or comparable supervisory bodies is published in the Notes to the Annual Report of the parent bank.

The work of the plenary Supervisory Board is supported by five committees.

- The Executive Committee, comprising the chairman of the Supervisory Board and two deputy chairmen, is primarily concerned with succession planning the succession of the Board of Managing Directors, and with its remuneration structure.
- The Audit Committee, which usually conducts four meetings a year, has five members. It is responsible in particular for preparing the Supervisory Board's decision on approval of the annual financial statements and consolidated financial statements, and for discussing the quarterly financial statements. In addition, it is responsible for preparing the Supervisory Board's proposal for the election of the independent auditor by the Annual General Meeting of Shareholders and assessing the independence of the auditor. Subsequently, it is responsible for appointing the auditor for the annual financial statements and consolidated financial statements on the basis of the resolution adopted by the Annual General Meeting of Shareholders, including the specification of the fee and the main areas subject to special scrutiny. Of course the Audit Committee also reviews the findings of the internal auditing department.
- The Strategy and Business Development Committee consists of five members, usually meets three times a year, and addresses issues pertaining to the Bank's strategic orientation and optimal positioning within a changing market. Other issues subject to consultation and decisions are annual and multi-year business plans, business trends within the Group, and questions pertaining to major investments or disposals.
- The Risk Committee, which has five members, conducts at least four annual meetings at which the Board of Managing Directors reports on the Bank's risk situation and risk management. The risk situation and the timely identification of risks are vitally important for a company's continuing existence. For this reason, the Supervisory Board is provided with detailed reports, particularly on the Bank's exposure to credit, market and country risks, but also on operational, legal and reputation risks.
- The Negotiating Committee, which contains two shareholder representatives and two employee representatives, is responsible for submitting proposals to the Supervisory Board pertaining to the appointment or dismissal of members of the Board of Managing Directors when a vote by the Supervisory Board does not yield the required two-thirds majority.

The chairmen of the committees report in detail on the committees' activities at plenary meetings.

Board of Managing Directors

The management structure of HVB Group comprises the Group Board of Managing Directors and the division directors. The HVB Group Board has six members. Alongside the Board positions with Group-wide responsibility – the Board spokesman, the CFO and the Chief Risk Officer – the position of Chief Operating Officer pools responsibility for Groupwide technological and operational concerns as well as cost management. In addition, one managing director holds responsibility at the Group executive level for each of the business segments Corporates & Markets and Germany. The COO is also responsible for the Austria/CEE segment at the Group Board level. The division directors under the oversight of the Group Board members responsible are in charge of operational management of the divisions within the business segments and within the Group Corporate Center.

www.hvbgroup.com/org

Shareholders, Annual General Meeting, communication

The shareholders exercise their rights in the Annual General Meeting of Shareholders. The Board of Managing Directors usually convenes one such ordinary meeting a year, specifying an agenda. It takes place in the first half of the fiscal year, and the "one share, one vote" principle applies. All shareholders can exercise their voting rights in person or appoint a proxy to vote on their behalf. The Annual General Meeting of Shareholders adopts resolutions on such matters as the appropriation of net income, the discharge from liability of the Board of Managing Directors and the Supervisory Board, the appointment of shareholder representatives to the Supervisory Board, the appointment of the independent auditor, amendments to the Articles of Incorporation, capital-raising measures, and conversion measures.

www.hvbgroup.com/agm

HVB greatly values regular and prompt communication with its customers, shareholders, employees and the general public. Press reports, ad-hoc communications and reports provide information on the state of the company, and particularly on facts that could have a substantial impact on the share price. In addition, the spokesman of the Board of Managing Directors and the CFO report on issues important to the company, and current business results, at regular analyst conferences and press conferences.

www.hvbgroup.com/ir-english

Supervision and management structure of HVB Group



Supervisory Board
20 members
–Executive Committee
–Audit Committee
–Business Development Risk Committee
–Risk Committee
–Negotiating Committee
Selection, advice, supervision
Group Board
6 members
Strategic management
First executive management level
Group Corporate Center
Division director
Germany business segment
Division director
Operational responsibility
Austria/CEE business segment
Division director
Operational responsibility
Corporates & Markets business segment
Division director
Operational responsibility
COO

2003 statement on compliance with the German Corporate Governance Code

The Supervisory Board and the Board of Managing Directors issued the following statement of compliance on December 2, 2003 pursuant to Section 161 of the German Stock Corporation Act.

The Board of Managing Directors and Supervisory Board hereby declare that the recommendations of the "Government Commission German Corporate Governance Code" as amended on November 7, 2002 and May 21, 2003 announced by the Federal Ministry of Justice in the official part of the electronic Federal Gazette have been and will be complied with, with the following two deviations.

–Clause 3.8.
"... In the event that the company takes out D&O insurance for the Board of Managing Directors and the Supervisory Board, an appropriate deductible will be agreed."

Responsible action is an obvious duty for all Board members and therefore no deductible is required for this.

–Clause 4.2.4
"... compensation of the members of the Management Board ... The figures shall be individualized."

We think it is more meaningful to present the structure of the emoluments as a whole. They consist of fixed and variable salary components and components with a long-term incentive effect. An extensive presentation is contained in the compensation report in the Consolidated Financial Statements for 2003.

The deviations stated in our Declaration of Conformity for 2002 with regard to Clauses 2.3.3, 4.2.3 and 5.4.5 of the Code have been superseded:

–Clause 2.3.3.
"... The Management Board shall arrange the appointment of a representative to exercise shareholders' voting rights in accordance with instructions."

The Annual General Meeting of Shareholders on May 14, 2003 approved a resolution to amend Section 20 of the Articles of Incorporation and thus create the possibility to issue a power of attorney to a designated proxy by electronic means. For our next Annual General Meeting of Shareholders scheduled for April 29, 2004, we also wish to offer the possibility to issue a power of attorney and instructions to a designated proxy via the Internet.

–Clause 4.2.3
"... Changing such performance targets or the comparison parameters retroactively (in stipulated variable compensation components with long-term incentive effect and risk elements for Board members) shall be excluded."

Last year we pointed out that due to unforeseen events certain banks must be removed from the index used as a reference for payment of restricted shares. After analyzing this regulation again, we found that we are not thereby deviating from the recommendation contained in the Code. Rather, it is a matter of events which lie outside our sphere of influence and will therefore automatically result in a change in the composition of the reference index.

–Clause 5.4.5
"... Also payments made by the enterprise to the members of the Supervisory Board or advantages extended for services provided individually, in particular advisory or agency services, shall be listed separately in the Notes to the Consolidated Financial Statements."

Contrary to our Declaration of Conformity of last year, we wish to comply with the recommendation in the Notes to the future consolidated financial statements.

Munich, March 10, 2004

The Board of Managing Directors

The Supervisory Board

COMPENSATION REPORT

In compliance with the German Corporate Governance Code, the basic principles underlying the system of remuneration for the Board of Managing Directors of Bayerische Hypo- und Vereinsbank AGare explained below. In addition, the amount of compensation paid to members of the Supervisory Board is described in detail.

Structure of compensation paid to members of the Board of Managing Directors

The compensation paid to members of the Board of Managing Directors is determined by the Executive Committee of the Supervisory Board. It comprises fixed and variable components: fixed remuneration, variable compensation featuring a performance bonus, and long-term incentive taking the form of restricted stocks, with approximately equal weighting given to each of these three components.

Fixed remuneration
The fixed remuneration is disbursed as a monthly salary.

Performance bonus
The size of the performance bonus depends on certain targets set at the beginning of each fiscal by the Board of Managing Directors and the Executive Committee of the Supervisory Board being met. Among the elements comprising the basis for assessment is the consolidated profit after taxes.

The performance bonus is disbursed together with the compensation for April of the following year.

Stock bonus (long-term incentive)
The stock bonus (restricted stocks) depends on the market performance of the HVB share. Shares are allotted primarily in line with the average price of the HVB share during the past fiscal year in comparison with the weighted average price of a benchmark basket composed of at least eight stocks of European financial institutions of similar size and structure to HVB. None of the financial institutions involved is weighted at more than 20% within the basket. The Executive Committee of the Supervisory Board decides on the composition of the benchmark at the beginning of each year in conjunction with the spokesman of the Board of Managing Directors. If the average price of the HVB share matches the benchmark, shares can be allotted up to a fixed euro amount determined in advance by the Executive Committee of the Supervisory Board. If the average price of the HVB share outperforms or underperforms the benchmark, the euro amount can be higher or lower accordingly. The currently applicable authorization of the Supervisory Board to allot HVB shares to the Board of Managing Directors is based on a resolution adopted by the Annual General Meeting of Shareholders on May 14, 2003, under which shares worth the equivalent of up to € 10 million every fiscal year may be allotted to the members of the Board of Managing Directors. Thus the euro amount is capped.

The members of the Board of Managing Directors may dispose of 50% of the shares allotted as the stock bonus immediately on the day after the Annual General Meeting of Shareholders to pay the applicable taxes and the remaining 50% after three years. This ensures that they are personally affected by the performance of the HVB share.

Compensation paid to members of the Board of Managing Directors for positions on supervisory boards of Group companies is transferred to Bayerische Hypo- und Vereinsbank AG.

In fiscal 2003, the compensation paid to members of the Board of Managing Directors totaled €8 million, whereby it should be noted that the number of members of the Board of Management Directors declined from nine to six in 2003. The following table shows the breakdown of compensation:

€ millions	2003	2002
Fixed remuneration	4	6
Performance bonuses	2	4
Long-term incentives	2	0

Compensation paid to the Supervisory Board

The compensation paid to members of the Supervisory Board is regulated in Article 16 of the parent bank's Articles of Incorporation. The currently applicable arrangements under the Articles of Incorporation are based on a resolution adopted by the Annual General Meeting of Shareholders on May 3, 2000. The compensation is divided into a fixed and a variable, dividend-dependent component. Under the terms of the arrangements, the members of the Supervisory Board receive fixed remuneration of €15,000.00 payable upon conclusion of the fiscal year and dividend-dependent remuneration of €400.00 for every €0.01 dividend paid above the amount of €0.12 per no-par share. The chairman of the Supervisory Board receives twice the remuneration stated, the deputy chairmen one and a half times the remuneration stated. Furthermore, the Supervisory Board is entitled to a fixed annual remuneration of €370,000.00 payable upon conclusion of the fiscal year, which is used to compensate committee members on the basis of a corresponding Supervisory Board resolution. In addition, the members of the Supervisory Board are reimbursed their expenses and the VAT payable on their Supervisory Board functions.

In fiscal 2003, the committees were restructured with effect from August 1, 2003, whereby the number of committee members increased by two. Please refer to the Report of the Supervisory Board and the Corporate Governance report in the preceding sections for more information. With these changes in mind, the Supervisory Board decided to retain the existing method of distribution for committee compensation through July 31, 2003. Under the terms of these arrangements, the members of the Business Development and Credit Committee receive remuneration of €30,000, the members of the Audit Committee remuneration of €20,000, and the members of the Trust Business Committee remuneration of €10,000 each year. The respective chairman of the committees each receive twice the remuneration, the two deputy chairmen of the Supervisory Board on the Business Development and Credit Committee, of which they are ex officio members, receive one and a half times the remuneration. For the period from August 1 to December 31, 2003, the remaining amount was distributed equally to the members of the new committees, whereby the chairmen received twice the remuneration and the two deputy chairmen of the Supervisory Board on the Strategy and Business Development Committee receive one and a half times the remuneration. The members of the Executive Committee and the members of the statutory Negotiating Committee, which only meets if required, received no separate remuneration for committee work.

The following list shows the compensation paid to members of the Supervisory Board in fiscal 2003, for which no dividend-dependent remuneration accrued.

- The chairman of the Supervisory Board, who is simultaneously chairman of the Strategy and Business Development Committee, chairman of the Risk Committee, and a member of the Audit Committee, received €128,000.
- The two deputy chairmen, who are simultaneously members of the Strategy and Business Development Committee: the deputy chairman elected with effect from May 14, 2003 and who was a temporary member of the Audit Committee received €59,000. The other deputy chairman who was appointed to the Supervisory Board by the Register Court on March 3, 2003, received €24,000 on a pro rata basis.
- The two deputy chairmen stepping down on May 14, 2003 and December 31, 2003, who were members of the Business Development and Credit Committee and the Strategy and Business Development Committee, respectively, received €29,000 on a pro rata basis and €71,000.
- The chairman of the Audit Committee, who was also a temporary member of the Business Development and Credit Committee, received €84,000.
- The remaining members of the Audit Committee received €40,000, or €27,000 on a pro rata basis, or, in the case of the committee member who joined the Supervisory Board on May 14, 2003, €25,000.
- One member of the Supervisory Board stepping down from the Audit Committee on January 31, 2003 received €3,000. Another member stepping down on July 31, 2003, who is simultaneously a member of the Risk Committee and was a member of the Trust Business Committee, received €47,000.
- Of the two remaining members of the Strategy and Business Development Committee, one received €47,000. The member of the Supervisory Board who did not join this committee until January 1, 2004, received €17,000.
- Of the remaining members of the Risk Committee, the committee member who was simultaneously chairman of the Trust Business Committee received €39,000. The two further committee members who were simultaneously temporary members of the Trust Business Committee received €29,000 or €22,000 on a pro rata basis.
- The remaining members of the Supervisory Board each received €17,000, whereby the members of the Supervisory Board who did not join the Supervisory Board until May 14, 2003, received €11,000 on a pro rata basis.
- The further members of the Supervisory Board stepping down on May 14, 2003 each received €6,000 on a pro rata basis, whereby the member of the Supervisory Board who was simultaneously a member of the Trust Business Committee, received €11,000.

The members of the Supervisory Board thus received an aggregate total of €804,000 for fiscal 2003.

THE HVB SHARE

Share outshines major benchmarks

The strong turnaround in the HVB share in 2003 reflects the successful implementation of the Bank's transformation program. During the course of 2003, the HVB share climbed more than 45% to reach €18.34. The original closing price at year-end 2002 of €15.22 was adjusted to €12.61 due to the spin-off of the commercial real estate finance business to the Hypo Real Estate Group (see below). This was based on the factor of 0.8286 calculated by Reuters in relation to the initial valuation of the Hypo Real Estate Holding share. Consequently, the HVB share performed around 8% better than the DAX and exceeded the performance of the EuroSTOXX^{SM}-50 index by almost 30%.

HVB share revalued...

Our share price was badly affected by the negative market sentiment through the end of the first quarter of 2003. Against the backdrop of geopolitical uncertainty in the wake of the war in Iraq and doubts about the future economic climate in Germany, the DAX slumped to its lowest level in years, at 2,203 points, on March 12, 2003, before starting on the long road to recovery.

When we announced details of our transformation program on March 27, 2003, this sparked a rapid rise in the HVB share. The trend was reinforced by our ability to achieve the key milestones in the program on schedule. These included the successful placement of a minority stake of 22.5% in our Bank Austria Creditanstalt subsidiary in Austria as part of a capital increase in July and the sale of institutions like norisbank, Bank von Ernst, or Bankhaus BethmannMaffei to remove redundancies in the group. These steps were complemented by the spin-off of the commercial real estate finance business to a new, independent corporate group, Hypo Real Estate Holding, in September/October.

...upon conclusion of corporate refocusing

The capital market has respected HVB Group's efforts to focus on retail and corporate customers in the heart of Europe. The ensuing revaluation of the share made it possible to quickly compensate for the price discount associated with the spin-off, and the HVB share closed above the net asset value (NAV) of €17.25 per share for the first time again by year-end.

Removal from the EuroSTOXX^{SM}-50 index in September 2003 had no tangible effect on the share's performance. In the annual review of the index's composition, HVB narrowly failed to remain in the index, due to its relatively low free float of 69.28%. On the other hand, investors were increasingly impressed by the sharp improvement in quarterly results stemming from the measures taken to improve operational profitability.

Spin-off of commercial real estate finance business to Hypo Real Estate Group creates shareholder value

The last step in the process of spinning off the commercial real estate finance business to an independent corporate group was concluded on October 6, when the Hypo Real Estate Holding share was first listed. Every shareholder of HVB Group additionally received one new share of Hypo Real Estate Holding stock for every four shares of HVB stock, automatically making them shareholders in this newly formed institution. Fractional shares were granted to compensate for fractional amounts arising from the allocation ratio.

The Hypo Group Holding share opened at €11.25. Since every HVB share only declined by €2.25 in parallel, which equals €9 for four shares, shareholders were already able to book an imputed gain of around 3.5% per HVB share at the very moment the spin-off took effect. Moreover, the Hypo Group Holding share had appreciated almost 76%, to €19.79, by year-end. If this is added on a proportionate basis to the HVB share price at year-end 2003, an adjusted view shows that the share price climbed more than 53% during the course of the year, compared with the unadjusted closing price of €15.22 at year-end 2002.

Holdings divested to streamline portfolio

The unrealized losses in listed holdings again proved to be a factor depressing the price of the HVB share in 2003. Property reserves also declined on account of the spin-off of the commercial real estate finance business and selected sales.

Through the impairment, the complete disposal of our Allianz holding, and the initiated reduction of our interest in Munich Re, we have now eliminated the price discounts on the HVB share, thus creating the conditions required to greatly reduce price volatility.

The issue of convertible bonds on E.ON and Lufthansa shares, with which we intend to continue the disposal of holdings in the near future, will also help us to concentrate on our core business and hence to boost the price of our share.

HVB share relative to DAX 30 index


HVB share from January 1 to December 31, 2003, in €
20
16
12
8
DAX 30 indexed to HVB
HVB Share
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

Weighting of the HVB share in the most important indexes at December 31, 2003

	Weighting	Ranking
DAX	1.57%	22
CDAX Banks	11.57%	2

Key ratios of the HVB share based on average number of shares

in €	2003	2002 new HVB Group
Average number of shares, *in millions*	536.3	536.3
Number of shares at Dec. 31, *in millions*	536.3	536.3
Operating profit (loss) per share	2.67	- 1.14
Net income (loss) before taxes per share	- 4.00	- 1.59
Earnings per share excl. amortization of goodwill	- 2.81	- 0.77
Earnings per share excl. amortization of goodwill and other non-scheduled items	0.65	—
Earnings per share	- 4.92	- 1.51
Shareholders' equity per share[1]	20.26	25.42
Net asset value per share[2]	17.25	17.08
Dividend per share of common stock	—	—
Dividend per share of preferred stock	—	—
Share price at year-end	18.34	12.61
High	20.05	35.26
Low	5.70	9.74

[1] Calculation basis: subscribed capital, additional paid-in capital, retained earnings, and reserve *arising from currency and other* changes

[2] Calculation basis: subscribed capital, additional paid-in capital, retained earnings, and reserve *arising from currency and other* changes plus available-for-sale reserve less goodwill

Capital increase concludes reinforcement of capital base – no dividend payout

Given the net loss recorded for 2003, no dividend is to be paid for the year. We have, however, already reinforced our capital base – we would have achieved a core capital ratio of 6.8% at year-end without revaluation measures – and further enhanced the operational side of the business, thus creating the firm foundation base needed to enable, you, our shareholders, to again benefit from an appropriate return on strong HVB Group profits in the future.

A key role in this will be played by the announced capital increase intended to achieve a core capital ratio that is competitive in the long run and opens up options for growth. This concluding step in reinforcing our capital base will yield new equity capital of at least €3 billion for HVB Group, with existing shareholders enjoying subscription rights.

Institutional and private investors equally targeted

Our capital market communications with institutional players in 2003 focused primarily on elucidating the transformation program and the execution of the individual transactions. In this context, we noticed how the interest of the capital market players in HVB Group rose in parallel to the share price. We have taken account of this development with numerous telephone and investor conferences, analyst meetings, roadshows in Germany and elsewhere, together with group and one-on-one discussions.

www.hvbgroup.com/ir-english

The spin-off of the commercial real estate finance business and the associated questions regarding the listing of the new Hypo Real Estate Holding share represented the main focus of communications with our private shareholders. Our toll-free hotline for German and Austrian shareholders was heavily used at this time. Background information issued as part of a mailing campaign and posted on our IR homepage helped to ensure a smooth IPO.

SPECIAL REPORT: GROWING WITH EUROPE

- Transformation program objectives achieved in 2003
- Significant turnaround in operating results, big reduction in risk assets, and stronger core capital ratio
- New HVB Group with clear market position and less complexity
- "Growing with Europe" strategic program: active capital and risk management, faster earnings growth, sharper business profile
- 2004 outlook: big increase in operating results

Transformation program successfully completed

The 2002 Annual Report included a special section with details of our transformation program, and we provided progress reports on the program in our interim reports during the course of last year. The key objectives were to bolster our core capital ratio, to increase operational value creation in our core operations, and to reduce complexity in our corporate structures overall. We made rapid progress with the transformation during the course of the year, reached important milestones on schedule, and achieved, or even in places exceeded, our targets by year-end 2003 (see also "2003: Turning Targets into Results" on page 10). At the end of the process, we have the new HVB Group, which is now poised to boost earnings at the customer interface and hence to sustainably increase its profitability in the current year and beyond. The market has honored the systematic implementation of the transformation, with the HVB share clearly outperforming important benchmarks in the year under review.

Clear focus on retail and corporate customers in Europe

Strictly focusing HVB Group on our core European markets of Germany, Austria and the emerging economies of Central and Eastern Europe formed the cornerstone of our transformation program. Against this backdrop, we had already adopted a new management structure for the corporate group at the start of the year, enabling us to concentrate on core competencies in retail and corporate banking, supplemented by a focused range of structured loans on the integrated capital market side. We have sharpened our strategic profile by spinning off our commercial real estate finance portfolio and selling equity holdings that did not generate any value. At the same time, we initiated a process that would gear our business activities to our central business mission in Europe.

Transformation milestones: spin-off of Hypo Real Estate Group and disposals of holdings...

We therefore decided to dispose of large parts of our commercial real estate business as part of the transformation. To this end, we spun off our domestic mortgage banking subsidiaries and transferred our European real estate finance business to the Hypo Real Estate Group. The spin-off of the Real Estate Group helped to reduce HVB Group's risk-weighted assets by a massive €55 billion. Thus we simultaneously linked the advantages of an enhanced risk profile with a much lower funding requirement on the capital market. Following its entry in the Commercial Register at the end of September 2003, the Hypo Real Estate Group opened its doors for business on October 6 as an inde-pendent corporate group listed in Frankfurt and Vienna. The new share has performed extremely well. We have transferred to our shareholders, who received shares in Hypo Real Estate Holding as part of the spin-off, a well-capitalized corporate group led by an experienced management team. Building on a strong business model, the Hypo Real Estate Group is positioning itself as a leading player in international commercial real estate finance.

Further milestones in the transformation included the divestment of participating interests that did not generate any strategic or operational value. By selling norisbank, we removed redundancies in consumer finance; the disposal of Zurich-based Bank von Ernst helped to reduce the complexity of our corporate structures and strengthen HVB Group's business focus in its core markets. We posted significant book gains on both transactions, giving a tangible boost to our capital base. Following the sale of Bankhaus BethmannMaffei, we intend to concentrate our private banking activities under the HVB Private Banking brand.

... sharp reduction in risk assets ...

A sharp reduction in risk assets last year helped us to achieve our goal of strongly boosting our core capital ratio. With risk assets of €241.8 billion at the end of 2003, we managed to cut back the total amount by around one third as compared to the previous year. At the same time, we optimized our risk profile and reduced the influence of cyclical fluctuations on our income statement. The spin-off of the Hypo Real Estate Group played a major role in achieving this effect.

In addition, we had defined a package of measures aimed at paring back our risk-weighted assets. Alongside the organic decrease in our lending volume and the disposal of participating interests, this package called for securitization programs and portfolio sales. During last year, we securitized assets worth a total of €11.6 billion, thereby achieving a reduction of €8.9 billion in risk assets. Together with an external investor, HVB Group formed HVB Global Assets Company, to which we sold a substantial part of our project finance portfolio. This move helped us to optimize our portfolio management and increase our core capital by approximately €750 million. With the sale of our commercial real estate finance portfolio in European countries outside Germany and the United States, we have underscored the strategic orientation of HVB Group on its core business in Europe.

... and IPO of Bank Austria Creditanstalt

The successful IPO of Bank Austria Creditanstalt in particular has helped to directly bolster the core capital ratio of the corporate group. The BA-CA share, which has been listed on the Vienna Stock Exchange since July 2003, can look back on a strong performance over the rest of the year. Our proceeds from the IPO totaled almost €1 billion; 22.5% of BA-CA's capital stock are free float following the transaction. BA-CA remains an integral part of HVB Group, and we do not intend to reduce our holding any further. Having opened up further options in the emerging markets of Central and Eastern Europe, we will employ the greater financial flexibility for organic growth and targeted acquisitions. HVB Group's core capital ratio totaled 5.9% at year-end 2003. If we had not streamlined our portfolio of participating interests with the future in mind, we would, at 6.8%, have reached our original target of up to 7.0% for core capital ratio.

Sustainable improvement in results: systematic capacity adjustment ...

On the cost side, the wide-ranging measures taken as part of the transformation have led to a significant improvement in efficiency. Our capacity-adjustment program, which we expanded and accelerated at the start of last year, called for the elimination of 11,100 positions in the period from 2001 to 2003. We concluded this program on schedule at the end of the year.

Looking to the future as well, we aim to boost the efficiency of our corporate group even further. We will, though, make a clear distinction in this respect, with additional measures again primarily affecting administrative and staff functions so as not to weaken our sales force at the customer interface. We remain committed to retaining a broad presence.

Reduction in risk assets in 2003


€bn
360
320
280
240
340.6 old HVB Group
331.8
321.7
259.8*
241.8
End of 2002
Q1/03
Q2/03
Q3/03
Q4/03

* Excluding Hypo Real Estate Group €55bn

... and greater operational earnings power

Business operations developed fully in line with our ambitious expectations during the year under review. HVB Group has succeeded in effecting a sharp financial turnaround and significantly improving its operating results. At the beginning of the year under review, we defined a target range for 2003 that we wanted to aim for with the new HVB Group. As the opening pages of this annual report show (see "2003: Turnings Targets into Results" on page 10), we have hit this target range in every respect. Compared with last year, we succeeded in slightly increasing our operating revenues in difficult markets and again slashing general administrative expenses a massive 7.6% as a result of the systematic adjustment of our capacity. As projected, we pared back risk provisions a significant 29.7% despite the major challenges posed by the economic environment. After a clear net loss last year, we are pleased to be able to report an operating profit this time round, with the €1,432 million total representing a year-on-year improvement of €2,045 million.

New HVB Group with a clear strategic vision

As market leader in the heart of Europe, HVB Group today has a potential of over nine million customers. We are Germany's second-biggest bank, number 1 in Austria, and the leading provider of financial services in the emerging markets of Central and Eastern Europe. HVB Group thus enjoys the competitive advantages attached to one of the largest and most regionally diversified sales platforms in Europe, which is increasingly making it immune to country-specific economic cycles. Through its transformation, HVB Group has sharpened its competence profile at the customer interface and thus reinforced its ability to sell.

The new HVB Group stands for a clear customer and results orientation. It can now concentrate all its efforts on enhancing its market penetration in Germany and expanding its position in Austria and Central and Eastern Europe. In this context, we are relying on a clearly shaped, demand-oriented sales culture. We are looking to expand our successful "integrated capital market bank" approach, and integrate it more closely with our retail and corporate banking business. Slimming our corporate structures and optimizing our risk profile form the operational framework for our activities. Thus HVB Group is targeting organic, profitable growth on the basis of a strictly value-oriented allocation of capital.

"Growing with Europe" strategic program

In order to comprehensively immunize the corporate group against market risks and existing uncertainties in this field, we decided to pare back significant positions from our portfolio of investments earlier than originally planned. Hence we wrote down notably our holdings in Allianz and Munich Re to their current market values at year-end, thus neutralizing unrealized losses in our portfolio of participating interests, which were negatively influencing our economic capital base. At the same time, we took non-scheduled amortization on goodwill, in particular on our holding in Bank Austria Creditanstalt. Thus HVB Group has put the last piece of its transformation into place. Since this move secures greater room for maneuver for HVB Group, we deliberately took into account a net loss for the year.

With the restructuring now behind it, HVB Group is setting its focus systematically on increasing the value created by its customer operations. The financial turnaround of fiscal 2003 thus marks just the start of a new trend, which it is up to us to accelerate over the next few years. Our objective is to quickly and sharply improve our profitability.

With this in mind, HVB Group has now adopted the "Growing with Europe" strategic program with which we are concentrating on active capital and risk management, increasing our operational profitability, and constantly sharpening our business profile as the four key value drivers. In this way we are creating the right conditions for us to benefit in full from the positive structural changes in Germany – in politics as well as the banking market – and rapid economic expansion in Central and Eastern Europe.

Capital management: improved capital ratio and quality secures profitable growth

With the capital increase announced at the end of February, we aim to reach a core capital ratio of over 7% and enhance the quality of our core capital at the same time. The capital-raising measure will help us improve our credit ratings and achieve a stable "A" from the three rating agencies relevant for us over the medium term. At the same time, HVB Group is securing additional options for profitable growth.

We aim to secure a core capital ratio of at least 7% for the long run by reinvesting operating profits in the future. We will reinforce this with a differentiated expansion of volumes in terms of quality. While we are looking to further restrict our lending operations outside Europe and in commercial real estate finance, we see considerable opportunities for profitable growth in retail banking, among mid caps, and above all in Central and Eastern Europe. All in all, we aim to stabilize risk assets at a level of around €250 billion and expand our securitization programs at the same time.

Risk management: streamlining equity portfolios and reducing credit risks

In completing the disposal of our holding in Allianz and reducing our interest in Munich Re to less than 10%, we have reduced the risks to our future results arising from the development of stock prices. At the same time, the move greatly lowers the volatility of our own share's performance. The move also actively unwinds some of the cross-shareholdings that are endemic to the German financial sector. We will continue to pare back participating interests and systematically focus our resources on our core business.

The successes we have achieved in credit risk management are helping to enhance the risk profile of HVB Group. HVB Group is applying a closely monitored process of paring back non-strategic portfolios together with systematic management of cluster risks, and is looking to expand its active credit portfolio management. Finally, we want to quickly return risk provisions to their normalized level.

Growing with Europe



Stronger capital management
Enhanced risk management
Return on equity to increase to level of cost of capital in 2005 and beyond in 2006
Greater operating profitability
Sharper business profile

Optimizing operational value creation: boosting revenues

Following on from the promising beginnings last year, growing operating revenues has top priority this year. We already achieved tangible increases in revenues in some areas in 2003, notably in consumer finance, in the brokerage of insurance products, and in mid-caps and capital market operations. These activities we intend to expand this year and extend to other core segments.

In our lending operations, we are persisting with our policy of consistent risk-adjusted pricing. By more closely linking sales and product competence and carefully extending our product range, we are creating the basis for expanding our fee and commission-based operations and generating value for our customers. We expect a major contribution to come from a sustained increase in the cross-selling rate, reflecting broader product usage by our customers. We will back this up with campaigns targeting new customers as part of an all-round intensification of our sales activities and by marketing our advisory skills more actively than before. In our trading operations, we aim to firmly establish our stable, customer-driven approach to management, which has proved so successful, by more closely integrating our capital market activities in the corporate group.

The leading network bank in Central and Eastern Europe

Central and Eastern Europe is a key market when it comes to increasing our earnings. Thanks to its competence center at Bank Austria Creditanstalt, HVB Group is the leading provider of financial services in the markets of emerging Europe, the fastest growing region in the continent and whose most important countries are just about to join the EU. With around four million customers and just under 900 branches, HVB Group has presence in 16 countries in the region, offering its customers the broadest market coverage of all the players involved. Thus HVB Group is perfectly positioned to tap the growth potential inherent in the region and to exploit the expected effects of accession for the benefit of its shareholders and customers. We have drawn up specific strategies for the individual sub-markets, ranging from organic growth to selective acquisitions and the universal-banking model. In this context, we aim in particular to expand our position in the retail market in order to systematically implement our business profile in Central and Eastern Europe as well. All in all, we expect to see a sharp rise in profitability on our activities in Central and Eastern Europe.

www.hvbgroup.com/coremarket

Sharpening HVB Group's business profile: greater integration ...

Its diversified distribution network in Europe represents a major strategic advantage for HVB Group. This does, however, mean greater calls on the integration skills of the corporate group. We want to open up for our customers the potential inherent in our broad market presence, and hence the full range of services provided by a major European bank across international borders.

In the field of asset management, we intend to tightly interlink our corporate-wide activities by more closely integrating Activest, Capitalinvest, and Nordinvest. HVB Group will be taking a ground-breaking step toward further reducing the complexity in the corporate group by integrating Vereins- und Westbank. In this way, HVB Group is reinforcing its market presence in Germany, streamlining its domestic organization, and improving its sales opportunities. We are looking to build on this basis to expand our business activities in northern Germany.

... process optimization and outsourcing

In order to enhance the efficiency of HVB Group in structural terms above and beyond operational cost-cutting measures, we aim to implement wide-reaching optimizations in workflows and processes. We consider the redefinition of the processing platforms and the selective breaking down of traditional value chains within the corporate group as part of cross-border solutions to be crucial in the medium and long term for boosting value creation. The measures already defined range from harmonizing IT to integrating credit processes and office space management. An equally important role is played by outsourcing considerations aimed at reducing vertical integration in areas like securities handling or IT. We made a landmark decision in this respect last year by starting to cooperate with the Bavarian savings banks in the area of paper-based payments.

Outlook: sharp rise in profitability on the European marketplace

In the wake of its transformation, HVB Group enjoys a strong position on the market and has a wide range of future options at its disposal. It has created the conditions necessary to return to competitive ratios and increased its strategic room for maneuver in the process of consolidation. This year it will concentrate on boosting its operational earnings power. Building on this, we are working on the assumption that HVB Group's profitability will match its cost of capital in 2005. We aim to surpass this level in 2006 and consistently increase our return on equity.

BUSINESS SEGMENTS

CORE MARKET

Premier bank in the heart of Europe

HVB Group is one of the major banks in Europe. We are the leader in the heart of Europe, an economic area encompassing more than 200 million people in Germany and Austria together with Poland and other Central European countries.

Our market position will be reinforced by convergence in Europe, a process that involves countries like Poland, the Czech Republic, Slovakia, Hungary, Slovenia, and the Baltic states joining the European Union. We also have offices in the world's main financial centers.

Valid as of February 16, 2004


Estonia
Latvia
No.11, >4%
Lithuania
No.4, >5%
Poland
No.3, >9%
Germany
No.2, >5%
ourg
Ukraine
Czech Republic
No.4, >5%
Slovakia
No.5, >5%
Austria
No.1, >20%
Hungary
No.6, >5%
Slovenia
No.8, >4%
Croatia
No.3, >9%
Romania
No.10, >3%
Bosnia and Herzegovina
No.3, >7%
Serbia and Montenegro
No.17, >2%
Bulgaria
No.4, >6%
Macedonia

GERMANY BUSINESS SEGMENT

- Earnings boosted by gains on disposal of former group companies and lower loan-loss provisions; operating profit €278 million
- Divestitures of former group companies norisbank, Bank von Ernst and Bankhaus BethmannMaffei represent important milestones of the 2003 transformation program
- Innovative investment products stimulate core business in the retail banking business unit
- Consumer finance products continue to show dynamic growth
- Success of sales cooperation with Munich Re Group continues
- Effective new analysis method implemented in corporate banking
- Selective approach to new business in commercial real estate finance

Fiscal 2003: positive trend reversal

The Germany business segment, comprising the HypoVereinsbank brand name and the German subsidiaries and affiliates of HVB Group, is well-positioned as the bank of choice for retail, business and corporate banking customers, as well as for selected real estate customers and professionals.

The segment's operating result improved significantly in 2003 after the disappointing performance in the prior year. Earnings before taxes were €278 million after a loss of €947 million in 2002, as a result of gains on disposals of subsidiaries and affiliates, a decrease in provisions for losses on loans and advances, and a reduction in general administrative expenses.

The overall economic conditions in Germany remained difficult in 2003. The German economy has been very slow to emerge from the long phase of stagnation. Although the year-on-year rate of increase in business failures slowed considerably in 2003 (+ 5%) as compared to 2002 (+ 16%), they nonetheless reached a new record level of nearly 40,000.

The operating revenues of the Germany segment, including gains on disposal, rose about 12% in 2003. A major factor contributing to this increase was the solid 4% increase in net commission income, which benefited from good securities business results and strong sales of investment products, especially in the second half of the year. Net interest income, on the other hand, declined 1% for the year, as the improved lending margin in the second half of the year was not enough to offset the negative factors. Despite the difficult market environment, we further optimized the loan portfolio and reduced the need for credit risk provisions by an impressive 21%. The 10% decrease in administrative expenses from the prior year shows that the transformation and capacity adjustment measures have begun to bear fruit. A total of over 3,000 positions were eliminated in the Germany segment. The cost-income ratio improved to 62.9%, including gains on disposal, after 78.3% in 2002. The successful sale of norisbank and Bank von Ernst (Switzerland) generated gains on disposal of €468 million, recognized under other operating income. The net proceeds on the sale of Bankhaus BethmannMaffei will be recognized in the 2004 financial statements. In a positive trend reversal, the operating profit including the net proceeds on disposal reached €278 million. Thus, the return on equity after taxes and before amortization of goodwill for the Germany segment was 3.2%.

Germany business segment

Operating performance

€ millions	2003	2002
Operating revenues	**4,676**	**4,172**
Loan-loss provisions	1,455	1,853
General administrative expenses	2,943	3,266
Operating profit (loss)	**278**	**(947)**
Core capital allocation	6,814	7,211
Return on equity after taxes (%)		
(excl. amortization of goodwill)	3.2	-17.2
Cost-income ratio (%)	62.9	78.3
Employees	13,956	17,047

Operating turnaround

Although operating revenues generated by the Private Customers business unit were also adversely affected by the difficult market environment, they remained at the previous year's level, excluding gains on disposal. Net commission income was buoyed by strong sales of innovative investment products. The planned volume of new residential construction loans was exceeded by a wide margin in 2003, and the lending margin improved. In cooperation with KfW, we were able to offer our global loan product to customers at favorable interest rates. Administrative expenses were reduced by approximately 15% as a result of the above-mentioned workforce reductions in mid-office and back-office operations and the cost savings resulting from a program launched to optimize the use of vacant office space. The gains realized on the sale of subsidiaries and affiliates lifted the operating profit and the earnings before taxes of the retail banking division to positive territory after the loss reported in the preceding year. The cost-income ratio improved significantly to 89.9%, excluding gains on disposal, after 104.5% in 2002.

Transformation plus innovation

As part of the 2003 transformation program, the Private Customers business unit took steps to reposition itself in the market as a provider of services related to its core business. The milestones of the transformation included the sale of our private banking entities Bank von Ernst (Switzerland) and Bankhaus BethmannMaffei, in accordance with the strategy of focusing our private banking activities on the bank's own HVB Private Banking brand. The sale of Nuremberg-based norisbank eliminated overlapping product offerings in consumer finance. After considerable downsizing and the sale of its foreign units, DAB Bank was again able to make a positive earnings contribution.

The realignment enabled us to focus our efforts on building the core business of the bank and attracting new customers with innovative investment products such as certificates and capital protection funds. Under an exclusive partnership with the national league soccer team Bayern Munich, we launched a completely new kind of banking product, the FC Bayern Savings Card. In the first two months of the product launch, we sold more than 23,000 such cards, representing a deposit volume of approximately €73 million. The new product also brought in about 6,400 new customers. Other products, including an FC Bayern MasterCard, are in the planning phase. This premium partnership arrangement makes potential customers of the ten million Bayern fans all over Germany.

Germany business segment

Operating performance, by business unit

€ millions	Private Customers	Corporate Customers and Professionals	Commercial Real Estate Finance	Consolidation	Total
Operating revenues					
2003	2,587	1,575	515	(1)	4,676
2002	2,156	1,516	527	(7)	4,172
Loan-loss provisions					
2003	312	640	503	0	1,455
2002	426	870	557	0	1,853
General administrative expenses					
2003	1,906	806	232	(1)	2,943
2002	2,253	772	259	(18)	3,266
Operating profit (loss)					
2003	369	129	(220)	0	278
2002	(523)	(126)	(289)	(9)	(947)
Cost-income ratio					
2003	73.7%	51.2%	45.0%		62.9%
2002	104.5%	50.9%	49.1%		78.3%

Systematized advisory process based on specific areas of need

The process of selling products and services to our customers has been systematized with the introduction of computerized advisory tools. Separate modules for asset management, financial planning, real estate and liquidity management make it possible to provide personalized advice to customers with regard to every one of their financial needs. Based on this advice, we can suggest a tailored mix of products and services. Thus, our customers receive consistently high-quality advice and comprehensive solutions for all their needs.

Liquidity management: success with consumer finance products

Consumer finance products are increasingly popular in the German banking market. HVB Sofortkredit, our fast-approval loan product, is firmly anchored in the market. The sale of norisbank eliminated the overlapping product offerings in consumer finance. All in all, consumer finance products were an important factor contributing to the success of the bank's retail banking operations in 2003. On the strength of systematized advisory processes and rising demand, the volume of new business nearly doubled, from €330 million in 2002 to €646 million in 2003.

Investment products: innovative products suited to the market environment

Faced with volatility in the capital markets, our customers are increasingly demanding investment products that offer maximum yields and controllable risks. Besides distributing security-oriented fund products such as the HVB 10/3 Bond, the Activest Lux GlobalProtect Fund and the Activest Lux Total Return Fund, we also launched innovative new investment products like the HVB Bonus Certificate on the Continental Star Index, which enables investors to participate fully in the gains of this index, with the chance of receiving a 140% redemption payout if the index does not fall by more than 44% during the term of the product. This product was so successful that we sold slightly less than €400 million in eight tranches. In a further sign of the growing preference for secure investments, our customers are increasingly turning to traditional savings products like money market funds and bonds.

Financial planning: strong demand on insurance products

These days, when social security and company retirement plans are offering reduced benefits, people increasingly need to make their own arrangements for a secure financial future. In addition to our own savings products, we also offer insurance products through our exclusive cooperation with the Munich Re Group. Our goal for 2003 was to generate new business of €321 million, which would have represented a 20% increase over the

Performance of consumer finance products


€ millions
800
600
400
200
01 02 03

prior-year figure. In point of fact, we generated new business of €401 million in 2003, or 25% more than we had set as our goal. In addition, the number of insurance policies sold on our referral jumped 35%, due in part to brisk sales of residual debt life insurance policies to accompany our HVB Sofortkredit loan product.

Real estate finance: flagship product in retail banking

Real estate finance is an anchor product in HVB's retail banking business, making up around one third of gross earnings. For the most part, it represents loans to homeowners as well as facilities uesd for private capital investment and wealth creation. We offer our customers a nationwide presence in this segment throughout Germany. At the same time, we take care to maintain a balanced portfolio across all German states and types of use, and to counter risks arising from changes in the market by means of an updated risk map along with higher capital requirements and living costs. In parallel to the lending business, tap the full cross-selling potential in our retail banking operations by brokering life and non-life insurance policies written by ERGO/VICTORIA and savings and loan contracts marketed by our savings and loan corporation.

HVB Private Banking successfully positioned in the market

Despite the unfavorable developments in the capital markets, HVB Private Banking chalked up a successful performance in 2003. Operating revenues jumped 10%, the number of clients increased 7% and the volume of assets under management rose 15%. Following the sale of Bank von Ernst and Bankhaus BethmannMaffei, we are concentrating our resources on the premium HVB Private Banking brand. It is our belief that this business holds the promise of significant income growth.

Activest grows its mutual fund business

In the asset management business, the Activest Group increased the volume of assets in its mutual funds to approximately €56 billion, after €50 billion in 2002. The net funds inflow was €3.6 billion. Consequently, Activest again holds the top ranking in terms of new business from institutional investors. Von Ernst Fund Management AG was renamed Activest Investmentgesellschaft Schweiz AG and integrated into the Activest Group. With a market share of 6%, the Activest Group will continue to build on its strengths as a center of competence for asset management.

HVB Financial Advisory Catalog "Geld 2003"

- Our goal is the empowerment of the customer. Cutbacks in government and employer-sponsored pension benefits mean that the people themselves need to take steps to close the coverage gap and broaden their knowledge of the situation. We want to help our customers address these problems. The HVB Financial Advisory Catalog "Geld 2003" is the central reference work for this purpose.
- The catalog presents all the financial products that HVB has to offer in an easy-to-understand format, accompanied by background information and a discussion of opportunities and risks.
- With "Geld 2003" HVB is blazing new trails in customer communication.
- According to a survey, 84% of customers rate the Financial Advisory Catalog as "good" or "very good."
- The Financial Advisory Catalog is a useful aid for salespeople in their quest to provide personalized advice to our customers, based on their specific needs, and has therefore been very well received by this constituency.

CORPORATE CUSTOMERS AND PROFESSIONALS

Emphasis on risk-adjusted pricing

Low rates of business growth and the structural transformation affecting small to mid-sized German businesses were among the factors contributing to the performance of the Corporate Customers and Professionals business unit in 2003. Germany continues to experience a high rate of business failures. HVB Group has clearly positioned itself in the market as the bank for small to mid-sized business customers. We do business with about ten percent of two million potential customers in Germany.

The operating revenues of this business unit registered a moderate 4% gain over last year. The intentional reduction of lending volumes was offset by substantially improved lending margins, especially in the short-term maturity ranges, and consequently net interest income remained stable. Although market conditions continued to be difficult, we nonetheless managed to reduce the need for new credit risk provisions substantially. Despite slightly higher administrative expenses, the business unit achieved a turnaround in its net operating profit, posting €129 million after a loss of €126 million in 2002.

Customer segmentation on track

Our corporate banking activities are guided by the principle of providing comprehensive advice to our customers, which means taking both business and personal financial matters into account. Customers are serviced according to a three-stage business model that enables us to offer one-stop shopping solutions. Instead of trying to sell individual products, we consider all facets of the business relationship with the aim of systematically exploiting all cross-selling possibilities.

For business owners and professionals, the connection between personal liquidity and business liquidity is particularly important. Therefore, we take the customer's overall financial situation under consideration, including business investment and capital accumulation goals and other needs. Our comprehensive advisory process, supported by specialized financial planning software, covers all aspects of personal and business finances. This service is particularly useful for health care professionals.

This targeted approach has also enabled us to substantially increase the income generated in the sub-market of public institutions such as local governments, hospitals, foundations, churches, registered associations, social insurance carriers, and charitable institutions.

Corporate finance light – one-of-a-kind offering

Compared to their counterparts in other countries, German Mittelstand enterprises tend to be undercapitalized. This situation limits their options when it comes to corporate financing, especially as a result of the Basel II capital adequacy rules. Banks and non-banks alike are faced with the necessity of upgrading their credit quality assessment capabilities. After all, credit ratings are directly linked to borrowing costs. Lenders are increasingly demanding cash flow projections as a prerequisite for extending credit.

In response to these trends, HVB Group introduced a structured analysis method in early 2003. This method, offered as a service to corporate banking customers, shows business owners how to bolster the financial condition and upgrade the ratings of their companies, based on stress scenarios and credit quality assessments. With this service, HVB has distinguished itself as an innovation leader offering advisory services of unparalleled quality.

Structured finance

In the area of structured finance solutions, we arranged numerous acquisitions and corporate succession solutions in the form of management buy-outs and buy-ins, and devised sophisticated organic growth strategies for our mid-sized corporate customers. In 2003, we arranged transactions totaling more than €600 million and placed €450 million of this amount with third-party lenders and investors. As an example, we arranged the financing for a technologically advanced mid-sized mechanical engineering firm to acquire a competing enterprise owned by a large corporation. The financial solution we devised for this purpose eliminated any need for the shareholder family to contribute additional capital. Two thirds of the sale price was financed through conventional loans extended by a consortium of banks and one third was financed by way of a structurally and contractually subordinated mezzanine loan.

Financial risk management: hedge products to make personal and business risks more manageable

The specialists of HVB Group offer tailored advice on the subject of hedging instruments to protect against changes in interest rates, exchange rates, security prices, weather conditions, and commodity prices. Because prices and rates in the global financial markets are subject to constant change and considerable volatility, our customers are in need of the specialized financial risk management (FiRM) process we offer. Our specialists use liability management tools to identify, measure, manage and monitor the interest rate exposures of our customers. The use of complex opportunity/threat models and the employment of derivative strategies make it possible to optimize all kinds of costs and/or risks. In 2003, we added weather risks, wind risks and commodity price risks to our FiRM model. Based on the results of the FiRM advisory process, HVB is in a position to provide its customers with the capital market products that best suit their needs.

COMMERCIAL REAL ESTATE FINANCE

Persistently difficult market conditions...

Commercial real estate and its financing in Germany are currently being depressed by extreme reticence on the part of German investors occasioned by the ongoing economic low in Germany. Rising vacancy rates, tumbling yields and declining rents are all being recorded. Weak demand is being exacerbated by oversupply in eastern Germany.

In response, we modified our lending policies to match the new market realities during the year under review. Alongside major outplacement programs, the main focus was on improving our collateral, implementing risk-adjusted pricing, and conducting new business with our existing customers and international capital investors with an eye to the capital markets. We succeeded in stabilizing risk provisions and reducing our administrative expenses by a tangible 10%. With operating revenues of around €515 million tending to mark time at around the same level as last year, we managed to pare back the operating loss recorded in 2002.

... call for innovative financing solutions

The Real Estate Structured Products unit has a key role to play in making our German real estate finance business more profitable on the basis of capital market-oriented solutions outside of traditional financing structures. The innovative products marketed by this unit enable HVB to face the challenges thrown down by the real estate sector, with commercial real estate customers, for instance, together with major corporations having access to structured loans taking into account their individual needs in terms of balance sheet or tax requirements, among others. Business developed nicely in the high-yield consulting sector in 2003, with the Real Estate Structured Products unit arranging six real estate M&A transactions, some of which involved very large volumes, and overseeing four financial advisory projects.

Real estate loans worth €5.7 billion were marketed through portfolio and syndication activities.

Outlook: emphasis on increasing operating revenues

In 2004, we will continue to build on our advantages as a regional bank with local roots and customer-friendly service. These advantages represent the core messages of our brand positioning. Moreover, we will continue our efforts to boost earnings in all areas of the Germany segment. The integration of Vereins- und Westbank will generate further efficiency gains in the unified market of Germany. The restructuring of our private banking and real estate finance operations has sharpened our market profile further in these fields.

Our plans for 2004 can be summarized as follows:

- Maintaining a firm commitment to providing comprehensive advice to our customers in the different areas of liquidity management, financial planning, real estate, asset management and corporate finance
- Increasing the number of customers that use us as their primary bank, purchasing more than one of our products and/or services
- Maintaining high standards of relationship management competence, especially in the more prosperous customer groups
- Upholding consistently high standards of product and advisory competence in all customer groups
- Intensifying regional sales activities
- Promoting close cooperation between generalists and specialists in the interest of creating value for our customers
- Optimizing sales and advisory activities in the construction finance business of HVB AG, in accordance with customer needs and market dictates, by concentrating real estate finance competence in the specialized Real Estate Finance Sales unit

To ensure that these goals can be implemented quickly and effectively, we adopted a series of "value propositions" for the Germany segment at the end of 2003. Based on four value propositions for each sector of corporate banking and retail banking, we intend to define and implement a differentiated product and service offering for customer groups with differing need structures in 2004.

Segment background

- Concentration on core activities, after far-reaching restructuring and cost-reduction measures, improves the income situation of banks
- Growing demand for capital market products among retail banking customers, especially in the second half of the year
- Retail banking: banks are increasingly seeking to exploit their own customer potential to increase operating revenues
- Continued high level of business failures necessitates strict risk control measures
- Corporate banking operations call for efficient product and sales platforms and focus on profitable customer relationships

AUSTRIA & CENTRAL AND EASTERN EUROPE BUSINESS SEGMENT

- **2003 results surpass strong performance of 2002: operating profit €453 million, return on equity before taxes and amortization of goodwill 16.5%**
- **Marketing/advisory campaign targets customer needs in the Austrian retail banking sector**
- **Corporate Banking Austria: combination of local relationships and corporate network proves a potent competitive advantage**
- **Banking network in Central and Eastern Europe progressively expanded and more tightly knit**
- **Bank BPH in Poland: earnings jump after completion of integration program**

Strong 2002 performance surpassed

In 2003, the Austria & Central and Eastern Europe business segment posted results that surpassed the strong performance of 2002. The operating profit was €453 million, or about 24% higher than the prior-year figure of €366 million. Return on equity after taxes and before amortization of goodwill was 8.3% and the cost-income ratio was 71.4%.

As in 2002, the underlying economic conditions were mixed at best. Austria's gross domestic product again showed weak growth of 1% in real terms. Thanks to the rigorous use of risk-adjusted loan pricing, the lending interest margin was slightly higher; but this improvement only partially offset the lower deposit interest margin, which declined as a result of the prevailing low interest rates and reduced business volumes.

The economies of Central and Eastern Europe (CEE) experienced significant improvement, especially in the second half of 2003. In these markets, however, net interest income was adversely affected by the shrinking margins accompanying the process of convergence in advance of the accession of these countries to the European Union. In addition, some local currencies, including the Polish zloty in particular, lost value against the euro.

Net commission income and trading profits, on the other hand, were satisfactory in both Austria and the CEE region. Consequently, operating income increased by €100 million to reach €3,199 million; while administrative expenses, at €2,285 million, rose slightly over the level of the prior year, influenced among other things by the Corporate Customers division. Thanks to the continued optimization of the loan portfolio, credit risk provisions were again significantly lower. As a result of these developments, the net operating profit rose 23.8% to €453 million after €366 million in 2002.

The earnings before taxes of Bank Austria Creditanstalt Group (BA-CA) for 2003 amounted to €648 million. In total, including its profit contribution to the HVB Group segments Corporates & Markets and Other/Consolidation, and after consideration of group-specific items such as depreciation and the cost of funding goodwill, BA-CA contributed €390 million less extraordinary effects to the earnings before taxes of HVB Group.

www.ba-ca.com

Austria & Central and Eastern Europe business segment

Operating performance

€ millions	2003	2002
Operating revenues	**3,199**	**3,099**
Provisions for losses on loans and advances	461	511
General administrative expenses	2,285	2,222
Operating profit (loss)	**453**	366
Core capital allocation	3,371	3,476
Return on equity after taxes (%)		
(excl. amortization of goodwill)	8.3	8.5
Cost-income ratio (%)	71.4	71.7
Employees	27,035	26,041

PRIVATE CUSTOMERS AND PROFESSIONALS AUSTRIA

Earnings performance depressed by economic conditions and interest rates

The retail banking business unit suffered the brunt of the unfavorable economic conditions and interest rate trends prevailing in Austria in 2003. The net operating profit amounted to €113 million, down from the prior-year figure of €123 million.

This overall performance was partly the result of the decrease in net interest income. On the deposit business side, the decline in short-term and medium-term interest rates could not be fully passed on to the market, and therefore the deposit interest margin came under considerable pressure, especially in the case of demand deposits, savings accounts and time deposits. However, the volume of new loans extended to retail customers showed relatively good growth, considering the difficult economic environment, and this trend had the effect of stabilizing net interest income. The operating profit increased €10 million compared with the prior year to €1,271 million, reflecting the upward trend in commission income and other operating income.

Another significant factor effecting overall performance was that the risk provisions for loans to professional banking customers were raised to €139 million in response to the trend of bankruptcy statistics.

The remaining synergies derived from our "Banking for Success" program (integrating BA and CA in Austria) helped reduce administrative expenses still further. At 80.2%, the cost-income ratio improved by 2.4% in comparison to the prior-year value of 82.6%.

Marketing/advisory campaign targets customer needs

In order to ensure ongoing customer satisfaction, which is the prerequisite for long-term success in our business, we structure our products and services to match the lifecycle demand profile of our customers. In pursuit of this goal, we have employed data-mining techniques to identify the potential buying interests of approximately 450,000 target customers as part of a broad-based sales and advisory campaign.

We then conducted a direct mailing action, offering products in the area of short-term financing, financial planning and asset management that were selected on the basis of the individual needs of these customers. Our relationship managers followed up by contacting these customers to set up a personal advisory session. Although consumers are generally reluctant to spend under the influence of the weak economy, our customers evinced a strong interest in consumer finance loans, the bank's "Shopping Reserve" product, a kind of overdraft facility, and our residential construction finance products. With regard to investment products, our guarantee fund products sold very well amid lingering uncertainties in the international capital markets and the generally skeptical attitude towards the sustainability of the stock market upturn.

www.capitalinvest.at/english

We launched our "primary funds initiative" to redress the weak demand for savings account products, especially in the first half of 2003. As a result of this campaign, the initial declines gave way to significant growth in the volume of savings accounts, bucking the industrywide trend.

Continued expansion of mobile sales force, concentration on core business

The bank's mobile sales force concept is an integral part of the marketing campaign aimed at securing our market leadership position and extending our customer share beyond the current level of approximately 18% in the Austrian retail sector. The mobile sales force is an excellent way of expanding our reach, especially in the western provinces of Austria where we are striving to significantly increase our market share in the relevant target groups. To support the 120 mobile advisors working for the bank, as well as the approximately 1,500 independent sales agents, we opened 16 new "Finance Centers" in 2003, each one providing the full range of services offered by BA-CA.

CORPORATE BANKING AUSTRIA

Improved earnings despite difficult operating environment

We capitalized on the bank's market leadership position in corporate banking in Austria to increase the operating profit yet again to €177 million, after €160 million in 2002, despite the difficult economic environment. Although loan and deposit volumes were lower because of the weak economy, the use of market-oriented, risk-adjusted pricing policies made it possible to achieve a further increase in net interest income. We also managed to reduce the need for credit risk provisions by systematically optimizing the risk structure of our loan portfolio. Net commission income was flat as a result of the burdens associated with the implementation of the European Union Interior Payments Directive. The operating profit was higher, at €985 million, than the €919 million posted in the previous year. Despite the increase in earnings, the cost-income ratio rose to 58.5% because of the increase in administrative expenses.

Equity funding needs reduced through rigorous loan portfolio management and intelligent financing solutions

We continued to pursue the strategy of offering intelligent capital markets-driven financing solutions as a complement to, and to some extent also a substitute for traditional loan financing. This strategy, coupled with professional loan portfolio management, again enabled us to reduce the volume of risk assets tied up in the Austrian corporate banking business and so also reduce the need for equity funding. In this respect, HVB Group's concept of an integrated capital markets bank represents a significant competitive advantage. In addition to numerous loan syndications, BA-CA also acted as sole lead manager and bookrunner for several corporate bond issues, including the €250 million OMV bond.

Combination of strong position in Austria with the Group's international network proves a potent competitive advantage

The combination of the bank's local relationships with the international network of HVB Group is increasingly proving to be a potent competitive advantage. With a market share in Austria of more than 60%, BA-CA is the uncontested leader in the segment of export and foreign trade finance. The recently awarded mandate for the financing of diesel locomotives to be delivered by Siemens to the Romanian national railway system, which was jointly arranged by HypoVereinsbank and BA-CA, with the active cooperation of HVB Romania, is an excellent example of how different entities of HVB Group combine their resources to achieve a common goal. BA-CA also arranged a substantial volume of acquisition financing deals in Austria and CEE. Particularly strong growth was seen in the volume of international syndications in CEE.

Austria & Central and Eastern Europe business segment

Operating performance, by business unit

€ millions	Private Customers, Austria	Corporate Customers, Austria	Central and Eastern Europe	Consolidation	Total
Operating revenues					
2003	1,271	985	943	—	3,199
2002	1,261	919	920	(1)	3,099
Loan-loss provisions					
2003	139	232	90	—	461
2002	97	264	150	—	511
General administrative expenses					
2003	1,019	576	690	—	2,285
2002	1,041	495	686	—	2,222
Operating profit (loss)					
2003	113	177	163	—	453
2002	123	160	84	(1)	366
Cost-income ratio					
2003	80.2%	58.5%	73.2%		71.4%
2002	82.6%	53.9%	74.6%		71.7%

Sharp increase in operating profit underscores market leadership plus integration

Our status as the leading bank network in the burgeoning new economies of Europe was underscored by the strong 94% operating profit increase in 2003, bringing the total to €163 million. Our biggest subsidiary in CEE, the Bank BPH Group in Poland, performed especially well, posting an impressive 39% gain in its earnings before taxes in local currency terms.

The national economies of the CEE region showed considerable improvement over the course of 2003. The gross domestic product of the eight EU accession states grew 3.7%, with the region's biggest economy, Poland, experiencing the greatest upswing.

The shrinking margins induced by the convergence process and the trend of foreign exchange rates put downward pressure on net interest income. And yet this decrease was more than offset by the increase in net commission income and the solid trading profit. Moreover, the improved economic conditions again translated into significantly lower risk provisions. Administrative expenses were kept at about the same level, despite the new acquisitions added in 2003, as a result of continued cost savings resulting from the progressively closer integration of our banking network in CEE. The cost-income ratio fell to 73.2% on account of higher operating revenues.

Continuous geographic expansion and concentration on profitable market segments

We bolstered our position as the leading banking network in Central and Eastern Europe, with a geographical presence in 16 countries, by means of selective acquisitions and organic growth in 2003. Rapidly integrating newly acquired units into the existing network enables us to quickly exploit cost and income synergies. In June 2003, for instance, HVB Croatia was merged with Splitska Banka, acquired in 2002, to create the third-biggest bank in Croatia.

www.splitskabanka.hr/eng

Furthermore, Bank Biochim, Bulgaria's fourth-largest bank, which was also acquired in 2002, was fully consolidated for the first time at January 1, 2003. In Bosnia-Herzegovina, we acquired Central Profit Banka, the country's leading payment services bank, in pursuit of our strategy of selectively expanding our retail operations in CEE. In Macedonia, we opened our first representative office serving international and major national corporate banking customers in 2003.

www.biochim.com/en

In the more advanced countries like Hungary, Czech Republic and Slovakia where, in contrast to Poland, we do not have the full-coverage branch network that would be needed for conducting extensive retail banking operations, we are focusing our efforts on achieving a market leadership position in lucrative target groups and products.
In particular, our highly-qualified mobile sales force in the retail segment is targeting the group of high net worth customers. In high-margin product groups like mortgage finance, credit cards and leasing, we have already achieved the market leadership position in some of the CEE countries. These efforts were supported by means of selective acquisitions in the Czech Republic, such as CAC Leasing, for instance, and in Slovakia.

Distinctions awarded to Austria/CEE in 2003:

- Best Bank in Austria (Euromoney and Global Finance)
- Best Bank in export finance in Austria and CEE (Global Finance)
- Best Bank in CEE (Euromoney and Global Finance)
- Bank of the Year in CEE (The Banker)
- Best Custodian in CEE (Euromoney)
- Best Foreign Exchange Bank in Austria and CEE (Global Finance)

Bank BPH Group: earnings jump after completion of integration work

In the region's most important market, Poland, we are well represented by the country's third-largest bank, Bank BPH Group, which holds a market share of approximately 10%. After completing the merger of BPH and PBK in the preceding year, the employees of the new bank turned their attention to the immediate goals of strengthening the market position and tending to the bank's more than 2.8 million customers. The substantial 39% increase in earnings before taxes, in local currency terms, reflects revenue and cost synergies. The efficiency gains resulting from the integration will position us to fully exploit the dynamic economic growth that this country has already begun to experience. To protect the cost advantages that we have been able to create, we intend to tap more synergy from the integration, in areas like central administration. The new "Bank BPH" brand was unveiled in mid-February 2004.

www.bph.pl/en

The mortgage financing business performed especially well in 2003. Through our mortgage bank subsidiary Bank Hipoteczny, we are the No. 2 player in this market.

Outlook: foundation for sustainable earnings improvement laid

Austria is expected to experience real economic growth of slightly more than 2% in 2004. Foreign trade – especially with the CEE countries – will continue to provide stimulus. Business investment and private consumption will also begin to boost the economy in 2004. In the CEE countries, overall growth will again draw close to the medium-term trend rate of about 4% in real terms, despite unavoidable consolidation measures in some countries.

However, the operating environment will be less affected by the general economic climate than by the upcoming accession of eight CEE countries to the European Union on May 1, 2004. When this happens, investing in the CEE region will become an attractive option even for mid-sized companies. This historic event is the main factor influencing our strategic priorities in 2004. After years of successfully building up the biggest, full-coverage banking network in the heart of Europe, we will now shift our focus to integrating our banking operations in the core markets of this region, thus mirroring the growing interdependence of the national economies themselves. We believe that we can achieve sustainably higher earnings by promoting cooperation between our customers in Austria and Germany with those of our CEE subsidiaries. The concept of the integrated capital markets bank will come to full fruition. In the retail business, we intend to streamline our range of products and services in order to leverage our decentralized relationship management organization. Finally, the superregional organization of processes, back office operations and administrative functions will yield significant cost savings. Regardless of the functions in question, preference will be given to sites offering concrete advantages wherever they can be found in our network.

Our strategy of preparing for the convergence of European economies at an early stage will pay off handsomely in 2004 when the European Union is enlarged. We aim to improve both our market position and our profitability by means of organic growth, selective acquisitions and the integration described above.

Sector/market environment

- Austria's economy only began to pick up toward the end of the year. Growth remained well below trend for the third time in a row.
- Lending volumes stagnated in Austria. Corporate loans declined, while personal loans and deposits continued to progress relatively well.
- Economic expansion gained momentum in CEE, with growth rates twice those in the euro area thanks to recovery in Poland.
- Restricted by favorable international conditions, inflation hit its lowest level since reforms began. Budget consolidation represents a big challenge for most CEE countries.
- The CEE banking market again proved dynamic in 2003. Lending volumes grew almost three times as fast as in the euro area.
- Eight CEE countries are set to join the EU in May 1, 2004. Their next challenge: meeting the Maastricht criteria to qualify for the euro.

CORPORATES & MARKETS BUSINESS SEGMENT

- With an operating profit of €1,049 million, Corporates & Markets makes biggest contribution to HVB Group profits
- Largely constant revenues, clearly reduced expenses and significant reduction in loan-loss provisions result in return on equity of 25.1% before taxes, adjusted for amortization of goodwill
- Integrating lending activities into capital markets business clearly expands business relationships
- Profitable equity-linked products and fixed-income securities boost operating revenues
- Securitization activities, portfolio disposals cut risk-weighted assets, and issues of convertible bonds pare back non-strategic investments
- Bank Austria Creditanstalt IPO marks key transformation milestone

Corporates & Markets makes biggest contribution to HVB Group profits with operating profit of €1,049 million

Corporates & Markets cut €25.5 billion from its total risk-weighted assets as part of the 2003 transformation program, while simultaneously minimizing the associated loss of earnings. Despite the big cutback in risk-weighted assets as defined under BIS rules, Corporates & Markets generated a healthy operating profit of €1,049 million. This represents more than a tripling of the previous year's figure of €282 million.

The main factors contributing to this success besides largely constant revenues were a sharply lower cost block and a significant decline in risk provisions. At €2,465 million, operating revenues remained largely constant in comparison to last year's total of €2,520 million despite the big reduction in risk assets. Whereas interest income declined, the good results from operations involving fixed-income securities, the essentially unchanged revenue figures and the strong demand for structured equity products all had a significant positive impact. As a result of consistent risk management policy, loan-loss provisions were more than halved to €330 million, showing a 64% reduction from 2002. At the same time, we cut our administrative expenses about 18% to €1,086 million on the back of further cost-cutting measures. The cost-income ratio declined accordingly during the year under review, from 52.3% to 44.1%. Taking all these factors together, the segment reported a return on equity before taxes of 25.1%, adjusted for amortization of goodwill.

HVB Corporates & Markets positioned as specialist for structured capital market solutions thanks to integrated capital market bank model

HVB Corporate & Markets acts as a powerful intermediary between customer and capital market. We have successfully completed the strategic switch from lender to integrated capital market bank. The segment as a whole is divided into core operations: Corporates and Markets (Equity Markets and Debt Markets are still separate for accounting purposes at this stage). In fiscal 2003, the main focus was on integrating the value chain of the Corporates & Markets business segment. We were able to reflect the growing trend toward the capital market in our business model. We consider the successful integration of the value chains from these divisions to be a valuable strategic advantage enabling us to more effectively exploit our customer base. This consolidation helped to build the foundation for a sustainably profitable, customer-driven capital market business.

As a specialist for structured finance solutions, HVB Corporates & Markets acts as a customer-oriented vendor of risk management products across all asset classes. We also provide acquisition finance, M&A advisory, and equity capital markets products. We thus offer capital market products for our Mittelstand customers capable of tapping the capital markets, institutional and international customers, and publicsector clients from a single source. We are the competence center for active balance sheet management, optimizing the risk profile and acting as point of contact for funding issues at HVB Group. Furthermore, we concentrate on risk transfer and securitization activities. Corporates & Markets is closely interlinked with other business segments within HVB Group. Building on the capital market expertise pooled in Corporates & Markets, the segment also acts as a product supplier for the Germany and Austria/CEE segments.

Equity-linked products generate strong operating revenues

The Equity Markets business unit earned an operating profit of €68 million after a proforma loss of €50 million in 2002. Contributing to this result was an increase of about 23% in operating revenues to €243 million along with a systematic 29% reduction in general administrative expenses to €175 million. This satisfactory revenue trend can be attributed primarily to profitable operations involving equity-linked products. Owing to the complex structure of equity-linked products, the revenues are divided across the increased commission income and trading profit. In addition, our trading profit in this business unit benefited from our professional market making for exchange-traded funds (ETFs) and for equity and index-linked derivative products. The implementation of the cost-cutting measures is also reflected in the lower cost-income ratio, which improved from 125.3% in 2002 to 72.0% in 2003.

High growth rates for structured equity products targeting private customers

Our strong market position is founded on product development aligned to customer needs and the distribution of these products. With their wide-ranging structuring possibilities, structured equity products can be used both to hedge against risks and to increase the profitability of portfolios in line with the needs of target groups. At the same time, these products help us to implement the business model of the integrated capital market bank within HVB Group. This potential was demonstrated especially in connection with structured equity products for private customers. In 2003 alone the total sales volume was more than €3.5 billion. Of this amount, our own private customers make up €1.3 billion, so that this product type accounted for approximately 3.5% of the total volume of our private customers' custodial accounts. This success can be partly attributed to the continued high level of business transacted with our own private customers. However, it is also the result of intensive efforts to exploit external sales channels. We presently aim for third-party sales to account for more than 50% of our total. We also expanded our funding base by approximately €4 billion. Among the highlights was the Certificate Award 2003, received by HVB Group for its bonus certificates issued with various terms and conditions. In this investment form alone – the product innovation of the year in 2003 – we placed a total volume of approximately €1 billion.

www.hvb.de/indexing

Corporates & Markets business segment

Operating performance

€ millions	2003	2002
Operating revenues	**2,465**	**2,520**
Loan-loss provisions	330	919
General administrative expenses	1,086	1,319
Operating profit (loss)	**1,049**	**282**
Core capital allocation	4,579	5,644
Return on equity after taxes (%) (excl. amortization of goodwill)	23.7	-0.4
Cost-income ratio (%)	44.1	52.3
Employees	3,198	3,598

Achievements in the equity-linked segment successfully carried over to convertible bonds

Convertible bonds are steadily gaining in popularity compared with alternative funding instruments due to issuers' increasingly specific financing needs and the wider range of possibilities presented to investors. According to IFR Magazine, HVB Group has joined the top three in Germany in the still-expanding convertible bond business. HVB Group was involved in eight of 13 German transactions, four times as lead manager and four times as a syndicate member. Close cooperation with this area is also of great importance for the bank as a whole. A key move in support of the reduction of our non-strategic shareholdings within the framework of our transformation program was the issue of two convertible bonds on our Lufthansa and E.ON shares. HVB Group acted as the sole lead manager for both of these transactions. The conversion premium on the Lufthansa convertible bond was the largest ever achieved in Europe up to that time, and the E.ON transaction enabled the bank to implement zero coupon financing. At the same time, this instrument established a favorable basis for funding.

Exchange-traded funds still in demand with institutional customers

Our INDEXCHANGE subsidiary, formed in October 2000, very quickly became the first German provider of exchange-traded funds (ETFs) to join Europe's top-ranked ETF providers. At the end of 2003, its assets under management amounted to €3.7 billion; on the trading side, INDEXCHANGE gained market leader status for DAX ETFs, turning over a total of €18.8 billion. We also demonstrated our status as a market innovator by issuing the world's first bond-based ETF, which tracks the Deutsche Börse Bond Index, eb.rexx Government Germany.

www.indexchange.de

Successful July IPO of Bank Austria Creditanstalt marked a key milestone in our transformation

In the face of the difficult market environment, HVB Group cooperated with its Austrian CAIB subsidiary to place continental Europe's largest IPO in 2003. The close cooperation within the Cash Equity division, particularly between the Company Research and Syndication unit, played a major role. The proceeds of nearly €1 billion obtained from the flotation significantly strengthened HVB Group's cash base and moved us much closer to our core capital ratio target. The Bank Austria Creditanstalt share has performed extremely well since being listed, with its share price rising 42% by year-end. Another important transaction was the placement of the Munich Re capital increase. In this transaction, HVB Group served as a co-lead manager within a Munich Re consortium for the first time.

Corporates & Markets business segment

Operating performance, by business unit

€ millions	Equity Markets	Debt Markets	Corporates	Consolidation	Total
Operating revenues					
2003	243	1,091	1,141	(10)	2,465
2002	198	1,050	1,336	(64)	2,520
Loan-loss provisions					
2003	0	0	330	0	330
2002	0	5	914	0	919
General administrative expenses					
2003	175	501	420	(10)	1,086
2002	248	631	506	(66)	1,319
Operating profit (loss)					
2003	68	590	391	0	1,049
2002	(50)	414	(84)	2	282
Cost-income ratio					
2003	12.0%	45.9%	36.8%		44.1%
2002	125.3%	60.1%	37.9%		52.3%

Operating revenues benefit from close ties between lending business and placement know-how

The Debt Markets business unit increased its operating profits a strong 42.5% in 2003, to €590 million. This was partly the result of the consistent efforts that reduced general administrative expenses to €501 million, primarily through the restructuring of our Asian and American activities. This yielded an improvement in the cost-income ratio to 45.9% from 60.1% in 2002. It also reflected the nearly 4% increase in operating revenues to €1,091 million, primarily resulting from the strong performance of the fixed-income securities business. A key factor contributing to this success was the integrated approach, which closely links bond origination with the market-side placement capacities within Corporates & Markets. This is also reflected in the sharp increase in interest income, while the acquisition of lead mandates helped to boost commission income. The trading profit made strong gains in all areas. The successful year in syndication of covered bonds and a significant improvement in spreads was reflected in the trading profit.

HVB Group positioned among Europe's leading bond houses

Among the highlights in 2003 were the successful issues of corporate bonds. The Credit Capital Markets unit successfully exploited the potential of the Corporates & Markets ties. The total number of lead-manager and joint lead mandates increased faster than last year. Our strong market position also reflects the successful intermeshing of the relationship management units, with their broad customer base, and the skills of the bond issuance team. One area where we demonstrated these strengths was the automotive sector. HVB Group acted as joint bookrunner on corporate issues by BMW and VW Financial Services, and served as the lead manager within the consortium for a DaimlerChrysler issue.

We were also able to improve our position as a bookrunner for benchmark bonds issued by German states. Our breakthrough came when we secured the lead mandate for the €2 billion state bond issued by North Rhine-Westphalia. This was followed by a lead mandate for benchmark bonds issued by Berlin and Bavaria. The latter was the largest-ever issue in the state of Bavaria. Following the successful marketing phase, we increased the volume of this bond during the preparatory phase. With this transaction, HVB Group took its place among the top five banks for issuance of German state benchmark bonds.

In the European covered bond business, our 36 issues with a total volume of €7.8 billion placed us among the top five. We have a 12% market share in Germany. This makes HVB Group the second-biggest bookrunner in this segment. Following our involvement as a bookrunner in two of the biggest transactions in the country, we were the largest German institution in Spain, with a market share of nearly 7%.

Funding situation eases in second half of year

Difficult capital markets that generated little or no activity at the beginning of the year posed major challenges for HVB Group in 2003. The turnaround came with the successful placement of Jumbo Pfandbrief No. 6 with a volume of €2 billion. Our transparent funding policy, geared to the needs of investors and capital markets, was a key contributing factor. This success demonstrates that investors are again placing greater trust in HVB Group. This success demonstrates that investors are again placing greater trust in HVB Group.

We have also taken a large step toward our goal of diversifying our funding base. For one, we were able to generate a funding volume of approximately €4 billion for HVB Group with our equity-linked products tailored to the needs of private customers. At the same time we significantly reduced the funding requirements of HVB Group. The strict implementation of the bank's strategy to dispose of risk assets, coupled with the spin-off of Hypo Real Estate Group, also provided relief and reduced future funding requirements.

Decline in operating revenues due mainly to decrease in risk-weighted assets

In the year under review, the Corporates business unit achieved its ambitious goal within the transformation process of disposing of risk-weighted assets with a total volume of €19 billion under BIS rules, in order to reduce tied core capital. The business unit earned an overall operating profit of €391 million in fiscal 2003. However, this was mainly the result of a 64% reduction of loan-loss provisions from €914 million in 2002 to €330 million. Operating revenues, by contrast, were down almost 15% on last year, to €1,141 million, primarily due to declining interest income as a consequence of the reduction in risk-weighted assets. Despite the positive trend in interest revenues brought about by risk-adjusted pricing in the lending business, net interest income could not entirely offset the effect of the reduced volume. General administrative expenses declined 17% in 2003, leading to a slightly improved cost-income ratio of 36.8%, after 37.9% in 2002.

Strategic transition from lender to arranger

Within the framework of the 2003 transformation program, the Corporates business unit faced the demanding task of reducing risk-weighted assets while keeping the associated revenue losses to a minimum. The main focus was on the strategic transition from the role of a pure lender to that of an arranger. We also see the process of linking classical loan financing with the procurement of mandates for capital market transactions as an important step toward generating future revenue potential in the commission business, with its lower risk levels. Consequently, we improved the integration of the value chain from the Corporates & Markets business segment for greater efficiency in exploiting our customer base. Our relationship management focuses on serving customers capable of tapping the capital markets with the aim of positioning ourselves as a one-stop shop for all capital market products by pooling the expertise of the individual product specialists. Our long-standing customer relationships are a key factor for success in these efforts. A good example for the successful implementation of these new strategies is our business relationship with TUI AG. During the year under review, we intensified this relationship by serving as joint lead arranger and joint bookrunner for an €800 million syndicated loan, a £345 million bonding facility and a €385 million convertible bond.

Securitization as one of the key instruments for reducing risk-weighted assets

The goal of liquidity and balance sheet management at HVB Group was to implement the 2003 transformation program by employing securitization to reduce risk-weighted assets and hence to release tied capital. Securitization activities were again extensive in 2003. They made a vital contribution to HVB Group reducing risk-weighted assets in the year under review by a total of €8.9 billion, as defined under BIS rules, through loan securitization with a transaction volume of approximately €11.6 billion. At the same time, true sale activities yielded refinancing funds. We continue to view securitization as a key element in credit risk management into the future. This is because, in addition to the securitization opportunities in the various loan portfolios from the Germany segment, we plan to increase the volume of customer-driven transactions.

A major highlight was our fifth asset-backed security transaction under the Geldilux program. The reduction of risk-weighted assets amounted to €1.3 billion. This was implemented as a true sale transaction, a transaction type rarely carried out in the past for loans to German retail and corporate customers, and has thus positioned HVB Group as a market innovator. Unlike earlier synthetic syndication activities, this innovative approach also helps to boost liquidity in the form of the proceeds from the sale of the loans.

Market leadership maintained in the various segments of leveraged and structured finance

The European market for acquisition and leveraged financing expanded again in 2003, in terms of both total volume and number of transactions. HVB Group was among the leaders in its home market of Germany, being involved in the financing of seven LBOs. In the main European LBO markets, HVB Group is represented by local origination teams that successfully defended our position as leading arranger and underwriter. In the project finance product segment, HVB Group also succeeded in solidifying its position worldwide despite the sluggish market trend and our own consolidation measures.

Outlook: innovative ways to boost revenues

With the transformation program now successfully behind us, the priority for 2004 is to permanently boost profitability in the Corporates & Markets segment. The goal is to utilize the trend among corporate customers to move toward capital markets in order to benefit from significant growth in capital market products. This strategy is built on creating a strong link between the granting of loans and the commission business.

The following strategic measures will be the prime value drivers. In the Markets business unit, we have set ourselves the goal of positioning HVB Group as a leading structured derivatives house in Europe. For this purpose, all derivative activities will be pooled in the newly established Cross-asset Structured Derivatives unit in order to make optimal use of our know-how in the equity and fixed income segments as well as the credit business. In this way we will pool all of our structuring skills across all asset classes in order to meet the needs of all customer segments.

The focus in the Corporates business unit will be on implementing the active credit portfolio management (ACPM) model and expanding our global securitization activities. The underlying idea of ACPM is to disentangle the traditional lending model. It permits one-stop handling of counterparty risk, market risk and customer management; in other words, ACPM will enable HVB to manage the key parameters of the Corporates & Markets loan book simultaneously. The factors operating in our favor are our considerable credit know-how, highly developed loan-trading capacities, and our skills in the areas of credit derivatives and securitization. We are looking to establish a Group-wide competence center for securitization. In this way, we will have the chance to exploit synergies while establishing structures for carrying out active balance-sheet management and managing the efficient use of risk assets.

Segment background

- The world economy regained momentum as 2003 wore on. Growth in the third quarter of 2003 was among the strongest recorded in any quarter in the past 20 years. With a lag of approximately two quarters, the euro-zone managed to get aboard the accelerating economic growth train.
- Deflation fears at the beginning of the year and the uncertainties during the Iraq war prompted the Fed and the ECB to carry out further rate cuts, pushing the returns on long-term sovereign bonds to historic lows by mid-2003. Since then, rising optimism regarding economic growth has boosted long-term interest rates by a good 100 basis points.
- Investors are again more willing to take on risk. Along with equities, corporate bonds in particular have benefited from this trend. Despite persistently vigorous activity by corporate bond issuers, the risk premium over sovereigns narrowed considerably during the past year.
- The euro gained a further 20% in value against the dollar during the course of the year.

MAJOR HVB GROUP COMPANIES

Germany business segment

Bayerische Hypo- und Vereinsbank AG, Munich
Equity capital: EUR 10,735,072,000

HVB Banque Luxembourg S. A., Luxembourg
Equity capital: EUR 1,004,060,000
Interest held: 100%

Vereins- und Westbank AG, Hamburg
Equity capital: EUR 970,522,000
Interest held: 76.5%

Activest Investmentgesellschaft mbH, Munich
Equity capital: EUR 19,757,000
Interest held: 100%

Bankhaus Neelmeyer AG, Bremen
Equity capital: EUR 40,400,000
Interest held: 100%

DAB Bank AG, Munich
Equity capital: EUR 117,114,000
Interest held: 76.3%

H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, Munich
Equity capital: EUR 6,528,000
Interest held: 100%

HVB Leasing GmbH, Hamburg
Equity capital: EUR 22,026,000
Interest held: 100%

Internationales Immobilien-Institut GmbH, Munich
Equity capital: EUR 9,909,000
Interest held: 94%

Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg
Equity capital: EUR 21,468,000
Interest held: 100%

Vereinsbank Victoria Bauspar Aktiengesellschaft, Munich
Equity capital: EUR 62,460,000
Interest held: 70%

Activest Investmentgesellschaft Luxembourg S. A., Luxembourg
Equity capital: EUR 10,478,000
Interest held: 100%

direktanlage.at AG, Salzburg
Equity capital: EUR 15,704,000
Interest held: 100%

Austria/CEE business segment

Bank Austria Creditanstalt AG, Vienna
Equity capital: EUR 6,162,220,000
Interest held: 77.5%

Asset Management GmbH, Vienna
Equity capital: EUR 7,501,000
Interest held: 100%

Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana
Equity capital: SIT 15,515,332,000
Interest held: 100%

Bank Austria Creditanstalt Leasing GmbH, Vienna
Equity capital: EUR 273,417,000
Interest held: <100%

Bankprivat AG, Vienna
Equity capital: EUR 11,764,000
Interest held: 100%

Bank Przemyslowo-Handlowy PBK S.A., Cracow
Equity capital: EUR 1,128,077,000
Interest held: 71%

Capital Invest die Kapitalanlagegesellschaft der Bank Austria/Creditanstalt Gruppe GmbH, Vienna
Equity capital: EUR 6,406,000
Interest held: 100%

Commercial Bank Biochim AD, Sofia
Equity capital: EUR 69,718,000
Interest held: 99.7%

HVB Bank Czech Republic a.s., Prague
Equity capital: EUR 378,937,000
Interest held: 100%

HVB Bank Hungary Rt., Budapest
Equity capital: HUF 77,828,378,000
Interest held: 100%

HVB Bank Romania S.A., Bucharest
Equity capital: ROL 1,359,466,378,000
Interest held: 100%

HVB Bank Slovakia S.A., Bratislava
Equity capital: SKK 6,360,653,000
Interest held: 100%

Schoellerbank Aktiengesellschaft, Vienna
Equity capital: EUR 110,010,000
Interest held: <100%

Splitska Banka d.d., Split
Equity capital: EUR 187,027,000
Interest held: 99.7%

Corporates & Markets business segment

Bayerische Hypo- und Vereinsbank AG, Munich
Equity capital: EUR 10,735,072,000

Bank Austria Creditanstalt AG, Vienna
Equity capital: EUR 6,162,220,000
Interest held: 77.5%

HVB Banque Luxembourg S.A., Luxembourg
Equity capital: EUR 1,004,060,000
Interest held: 100%

Vereins- und Westbank AG, Hamburg
Equity capital: EUR 970,522,000
Interest held: 76.5%

Bode Grabner Beye AG & Co. KG, Grünwald
Equity capital: EUR 3,966,000
Interest held: 100%

INDEXCHANGE Investment AG, Munich
Equity capital: EUR 17,663,000
Interest held: 100%

HVB Risk Management Products Inc., New York
Equity capital: USD 53,277,000
Interest held: 100%

International Moscow Bank, Moscow
Equity capital: USD 196,653,000
Interest held: 43.4%

SERVICE DIVISIONS

OUR PEOPLE

- Good progress on implementing the transformation program
- Personnel expense reduced as planned
- Staff deployment optimized by innovative employment models, special semi-retirement programs and other capacity management tools
- Future-booking pension scheme initiated
- Clear commitment to junior talent and professional education

Transformation program lowers costs and boosts efficiency

Despite challenging operating conditions, HVB Group managed to both reduce its costs and stabilize its income in 2003. Our employees, who weathered some painful cutbacks, deserve much of the credit for this success. The employees' representatives also contributed significantly to the achievement of these goals.

Cost efficiency has been a key goal of the Bank's transformation program (see also the special report entitled "Transforming HVB Group" in the 2002 Annual Report). In a clear sign of the program's success, HVB Group reduced its personnel expense in 2003 by €281 million from the previous year. A number of factors contributed to this success:

- As part of the transformation program, the total number of employees was reduced by about 5,700 by the end of 2003.
- Employee bonuses were cut back significantly in 2003. Special bonuses and fringe benefits were suspended, and a regulation on salaries for employees whose compensation is not covered by collective bargaining agreements was postponed. These measures yielded a total of around €100 million in savings.

The main points of the efficiency-enhancement program were the subject of an employee-management agreement concluded with the Central Works Council in the first quarter of 2003. This is only one of many examples of how Human Resources Management and the employee representative bodies have worked closely together to produce solutions that respect the interests of all parties involved. On this occasion, we wish to thank the employee representatives, and particularly those serving on the Central Works Council and the Speaker's Committee for Senior Executives, for their constructive and trustful cooperation.

Capacity management in the service of flexibility

The targeted management of personnel capacities to suit business requirements is an especially important tool that we have employed to spur increased efficiency. HVB Group has developed a number of innovative models in the last few years to optimize its internal processes and satisfy the varying needs of its employees. One of the most important capacity management tools we have is part-time work. In the parent company, we succeeded in raising the percentage of employees working part-time hours to 20.0% after 19.6% in 2002; at the Group level, this figure has stabilized at around 15%.

Continued reduction of personnel expenses



€ millions
4,400
3,300
2,200
1,100
2001
2002
2003

Moreover, the number of employees in the parent bank availing of special pre-retirement part-time status rose to 949. Other capacity management tools include early retirement and sabbaticals (unpaid leave for periods of 12 to 24 months), as well as natural employee turnover, the adjusted rate of which was 4.7% in 2003. In addition, 811 employees opted for internal transfers, which has the important side effect of disseminating specialized knowledge throughout the Group.

Furthermore, the internal qualification and placement platform known as HVB TransFair and the temporary staffing agency known as HVB Profil made significant contributions to the cause of capacity management:

- HVB TransFair coordinates the temporary placement of employees whose jobs have been eliminated by restructuring measures. Continuing education programs are also offered to prepare employees for jobs outside the Bank. At the end of 2003, 32 were still working for TransFair.
- HVB Profil maintains a pool of about 550 employees, including graduates of our apprenticeship programs, who are placed in temporary positions both inside and outside the Bank and offered permanent positions with the German parent when such positions are available. HVB Profil is the first temporary staffing agency in Germany to have concluded a wage agreement with its employees; the wage scale so adopted allows substantial flexibility for both the Bank and these employees.

Boosting efficiency by means of multi-channel service and support

We continued to optimize our human resources administration and support processes in 2003. The overriding goal is to relieve managers and employees of routine tasks and lower processing costs. The Bank's multi-channel approach enables users to request services by phone, fax, e-mail, or the intranet.

Effective January 1, 2003, the payroll accounting system for employees of the German parent company was converted to SAP software. In the meantime, 60% of all employees use the electronic self-service features, while 30% request services by phone and only 10% require the assistance of our human resources advisors, who can now devote even more of their time and energy to counseling managers. Innovative tools such as the electronic personnel file have increased the transparency of personnel data and relieved our Human Resources Management group of routine tasks. In short, we have bolstered the quality of the advisory services provided by the HR department while performing this work with considerably fewer employees.

Clear commitment to grooming the next generation of bankers ...

Maintaining a strong pool of well-trained and motivated young talent is critically important for assuring the long-term success of our Bank. For this reason, the German parent has instituted a 6% quota for vocational apprentices and a 1% target quota for professional trainees. Unlike other comparably sized German banks, the number of successful vocational apprentices offered permanent positions in the corporate group has remained stable.

We continue to invest in vocational training and to employ innovative marketing techniques to attract and retain talented workers. Back in 2002, for instance, we were the first big German company to establish a Talent Center devoted exclusively to grooming junior talent. This comprehensive approach effectively blurs the traditional boundaries between recruiting, career counseling, and employee development.

University students and high school graduates can expect authenticity from us, not entertainment. We send our "Job Truck" around the country so that students can learn about the Bank without having to travel. And our "Job Date" program gives prospective candidates the chance to see how we work every day. In 2003, we applied the basic "Job Date in the Boss's Office" idea to a new program for high school graduates, "Job Visit." Under this program, applicants are given the chance to accompany one of our vocational apprentices on a typical working day.

... and investing in continuing education

Along with the targeted recruitment and retention of young potentials, first-class continuing education programs represent another vitally important factor for long-term success. Accordingly, we have decided to increase our continuing education budget for 2004 and beyond to a figure in the tens of millions. Our continuing education programs are squarely focused on building the skills of our sales staff and managers. In consultation with their supervisors, employees choose the continuing education courses that are best suited for them, based on precisely defined skill profiles. In order to benefit from structural synergies, we have combined HVB Academy, our subsidiary for continuing education, with the employee development units of the German parent company.

New basis for performance-driven compensation

Although bonuses and special benefits were scaled back last year, the basic principle of performance-driven compensation still holds sway. After several years of steady increases in the variable component of total compensation, the parent bank adopted a new "12+2" model effective January 1, 2004. This means that our employees receive, in addition to their 12 regular monthly salaries, an individualized bonus with a baseline value of two monthly salaries. The actual bonus ranges from 0 to 4 monthly salaries, depending on the employee's performance appraisal.

With regard to the salaries covered by collective bargaining agreements, we are utilizing the flexibility options available to us. In the future, our bonus plan for executives will be geared more closely to the performance of return on capital employed. Thus, the bottom-line results that are the determining factor for the dividend payouts to our shareholders will be given greater importance in the determination of employee compensation.

Furthermore, we reorganized the pension plan for employees of the parent bank. Instead of a defined pension, employees who started working at the Bank on or after March 1, 2003 will be entitled to a higher claim based on the contributions made to the plan, which will be administered by the banking industry pension fund manager known as BVV Versorgungskasse des Bankgewerbes. Employees whose tenure commenced before this date will receive the same company pension to which they were earlier entitled. A new entity, HVB Trust e.V., was formed at year-end 2003 to handle the funds covering the Bank's pension obligations. This fund has been endowed with a total of €1.6 billion and the corresponding pension provisions have been removed from the Bank's balance sheet.

Further reduction in personnel expense

Although personnel expense had been reduced significantly in the last few years, we rigorously pursued further cost-reduction possibilities in 2003. By way of example, we implemented changes in our company car policy, including appreciable restrictions to eligibility, and also introduced cost-cutting travel guidelines which reduced travel expenses by approximately 40%.

Personnel expense amounted to €3,631 million in 2003 after €3,912 million in 2002. In total, HVB Group had 60,214 employees at year-end 2003, as compared to 65,926 at year-end 2002. The number of employees working for the parent bank fell to 18,528 after 21,956 in 2002.

Breakdown of employees

	2003	2002	2001	2000
Consolidated group	60,214	65,926	69,520	72,867
of whom:				
Germany	27,359	32,901	34,387	35,293
Abroad	32,855	33,025	35,133	37,574
Parent bank	18,528	21,956	22,847	24,975
of whom:				
Apprentices	1,199	1,646	1,824	1,867
Part-time workers	3,467	3,972	3,882	3,875
Employees on temporary contracts	21	309	421	489
Short-term workers	23	16	188	616
Pre-retirement part-time workers	949	929	845	765

Outlook: heightened customer service orientation and growing internationalism

Having devoted much of our time in 2003 to improving cost efficiency, we will now shift our focus to the goal of increasing operating revenues. We intend to make targeted investments to upgrade the capabilities of our sales organization while continuing to cut back on activities at headquarters and in staff units. We have already laid the groundwork for achieving these goals through the activities described in this section of the report: reassigning employees to new positions, setting minimum quotas for vocational apprentices and professional trainees, and allocating an ample budget to continuing education programs.

HVB Group will continue to become more international. Already today, approximately 55% of our employees work outside of Germany and this proportion is set to rise further as we continue our selective expansion into Central and Eastern Europe, where we enjoy an excellent starting position thanks to our Bank Austria Creditanstalt subsidiary.

Internationalization poses serious challenges of various kinds. First of all, it means having to satisfy different customer needs. On the other hand, it means having to implement a set of binding rules for behavior both inside and outside the Bank. Two years ago, we adopted a Code of Conduct that precisely defines our relationships with customers, suppliers, and public authorities. This Code of Conduct establishes the same principles of ethical conduct for all employees of the Group. We have also adopted Human Resources Standards, which govern fundamental HR issues, matters related to employee development, screening of potentials and job profiles, and are likewise binding on all employees of the corporate group.

www.hvbgroup.com/codeofconduct-english

Growing international flavor of HVB Group



1999 – in %
Germany 77
International 23



2003 – in %
International 55
Germany 45

OPERATIONS

- Information Technology: reducing costs and upgrading capabilities
- Transaction Services: payment services spun off to new HVB Payments & Services subsidiary
- Financial Markets Service Bank: optimized quality and lower costs through consolidation of transaction volumes and specialized expertise in a single entity
- Global procurement: reorganization of cooperation with internal service consumers boosts satisfaction and process accessibility
- Real estate management activities consolidated in a single new entity

Information Technology: greater transparency in costs and services

The reorientation of our IT function, which started in 2002 with a fundamentally new management philosophy, was completed in 2003 and has delivered the expected results.

Building on a clear division of roles with the functional units as customers and a core IT service provider for development, implementation and operation, we created an IT management unit and additionally an IS Board in 2003 with responsibility for setting the IT budget and approving all IT projects.

Through these measures, we succeeded in cutting €150 million from total IT expenses in the year under review compared with 2002. These expenditures dropped from €1.18 billion in 2002 to €1.03 billion in 2002 in HVB Group excluding CEE and Poland. By reducing its expenditures for the second year in a row, IT has made a significant contribution to HVB Group's transformation program.

Furthermore, we have extended the central management function of IT to the CEE division, a move which has taken total IT expenses including CEE to €1.17 billion in 2003. Whereas the issues of consolidation and efficiency define the framework for IT management at corporate level, the expansion in CEE demands further investment in IT.

The volume of orders placed by HVB Group with its two IT application-development subsidiaries – HVB Systems in Munich and WAVE in Vienna – declined more than 30% compared with 2002.

Despite the cutbacks, we are engaged in systematic new and further development of our system landscape. We kept the change-run ratio (share of new and further development projects in total IT expenses) above 30%. A benchmark performed against German and European competitors confirms that we are very cost-effective in this respect.

Our computer centers – HVBInfo in Munich and iTA in Vienna – have also contributed to lower expenditures, with both facilities achieving efficiency gains of around 10% in 2003 on the back of further cost-cutting measures. This has helped to improve the failure rate of mission-critical applications by 34%.

2004 will be dominated by more efforts to increase efficiency. In particular, we aim to pare back our maintenance and operating expenses further and hence to maintain our good change-run rate despite cost cutting.

During the course of 2003, HVB Systems implemented restructuring measures – laying the foundation for a 10% boost to efficiency, and hence for reducing costs at HVB Group in 2004.

The project focus in 2004 will primarily reflect the strategy of increasing revenues, with the emphasis on sales support for retail and Corporates & Markets operations as well as risk management and Basel 2.

IT costs in 2003

€ millions



Germany 508
Austria/CEE 428
Corporates & Markets 222
Other 16

Transaction Services: payment services spun off to HVB Payments & Services

Effective April 1, 2003, the Bank's payment services were spun off to HVB Payments & Services GmbH, a new, wholly-owned subsidiary. This step will eventually enable us to offer payment services to other financial institutions and/or enter into cooperation ventures with independent service providers.

The Bank's payment services were the subject of considerable restructuring and cost reduction efforts in 2003. Seven of the twelve sites were closed during the year under review, and non-core activities were contracted out to independent service providers. Additional cost savings were realized by means of process optimization and efficient IT solutions. Furthermore, HVB Payments & Services has begun handling payment services for other group companies as well.

Transaction volumes increased 9%, while the workforce was reduced by 23% and administrative expenses by 6%. Compared with 2002, 5% less was charged to the parent bank as a result of the cost-cutting measures mentioned. Quality is ensured at all times by our professional-grade quality management program. In regard to this program, the TÜV German engineering control association granted us the follow-up certification ISO 9001:2000.

Also in 2003, we completed our preparations for spinning off the voucher conversion function.

Financial Markets Service Bank: our service provider for clearing and settlement processes

Financial Markets Service Bank (FMSB) provides clearing and settlement services for securities, money market and foreign exchange trading both to HVB Group entities and outside customers. The concentration of transaction volumes and specialized knowledge within a single entity has not only lowered processing costs but also enhanced service quality. And these accomplishments form the basis for actively soliciting new business in the market. The volume of securities transactions processed in 2003 swelled 10% to 17 million, while the number of securities accounts remained constant at 1.4 million.

In 2003, FMSB focused its efforts on providing services to internal group customers and on making system and process improvements to achieve lasting cost reductions. Here, too, optimizations helped to reduce the total amount charged to the parent bank by more than 5% and thus to cut costs at HVB Group.

Reorganization and strategic reorientation of Central Purchasing completed

In 2003, the activities of Central Purchasing revolved around the reorganization and strategic reorientation that commenced in 2002. The main thrust of these activities was to overhaul the system of cooperation with internal service consumers in order to maximize their satisfaction with the services rendered. Most importantly, the cooperation process is designed to be readily comprehensible and easy to use.

Integrating central purchasing into the new organizational structure is a key element for greater satisfaction of customers of central purchasing. This ensures that the customer has a designated specialist with the right know-how for every internal service.

As for operating procedures, steps were taken to rectify shortcomings and implement new procedures. The effect of these improvements was to streamline the cooperation process and thus make it faster, more flexible and easier to use from the perspective of internal consumers. Moreover, IT systems were upgraded to provide the best possible support to the new operating procedures. As a result of the above-mentioned measures and a strict cost management program, general administrative costs were lowered by more than 10% in Central Purchasing in comparison to 2002.

The reorganization and strategic reorientation of Central Purchasing have created the requisite conditions for implementing a global procurement system at HVB Group. Today, most products and services are purchased locally, from local suppliers, but in the future they will be sourced increasingly from global suppliers. By bundling orders and taking steps to professionalize procurement, we succeeded in reducing purchase prices by an average of 10% as compared with 2002.

HVB Immobilien AG and HVB Gesellschaft für Gebäude mbh & CO. KG: successful concentration of real estate activities

HVB Immobilien AG is the real estate management arm of HVB Group. Acting on behalf of HVB Gesellschaft für Gebäude mbH & Co. KG ("HVB Gebäude"), also a wholly-owned subsidiary of the group, it serves as the general lessor and lessee of all the real estate owned or used by the Bank. HVB Gebäude is the holding company for all the real estate owned by the Bank.

Both companies provide a range of services including portfolio management, project development and execution, real estate management, and the leasing and sale of real estate.

In addition to these core activities, the immediate objectives pursued by these companies derive from our strategy of "Focusing on HVB Group: Improvement, Marketing and Cost Reduction":

- Develop and market ailing properties purchased from non-performing debtors on the basis of sound business management criteria;
- Optimize and/or sell appropriate real estate holdings on the basis of profit and liquidity considerations;
- Lower the Bank's operating costs and the company's own administrative expenses.

Through systematic cost management, we reduced administrative expenses more than 12% as compared with 2002. Paring back the building costs of the parent bank, the main customer, contributed tangibly to its cost-cutting program.

Outlook: improving process quality and exploiting potential synergies

Further improvements in process and project quality will bring efficiency gains and cost savings in IT. By giving preference to the standard technology platforms available on the market, we can offer our internal and external customers more cost-efficient solutions. Moreover, the use of ultra-modern technologies will optimally position us to meet the growing integration demands of our customers with regard to new business models and processes.

In the area of transaction services, we will continue to pursue appreciable cost reductions in 2004 even as we handle more transactions than ever. We will achieve this feat by means of ongoing process optimization and by spinning off our voucher conversion function to a separate entity. We also intend to pursue higher levels of cooperation in payment services with other banks. Finally, the payments function of Vereins- und Westbank will be integrated into the groupwide system.

Building on the steps that have already been taken towards the ultimate goal of a global procurement system, we intend to identify additional synergistic savings potential in Central Purchasing. The next step will be to coordinate the purchasing activities of different national organizations, first within the group of CEE countries, then worldwide. The ultimate goal is to create a virtual global procurement organization with local representative offices. The additional cost savings generated by the global coordination of purchasing activities will generate additional cost savings, impacting the bottom line of HVB Group.

In the area of real estate management, we will continue to reduce the space used by the parent bank in Munich and let the freed-up space to third parties. Particular emphasis will be given to improving and marketing the ailing properties purchased from non-performing debtors in order to maximize the return on these properties, and to improving the risk structure of the portfolio. Completion and delivery of the new Munich headquarters of HVB Group at Kardinal-Faulhaber-Str. 1 are scheduled for 2004. We will continue to adjust the business model of HVB Immobilien AG to suit the changing market environment.

SUSTAINABILITY AND CORPORATE CITIZENSHIP

- Sustainability management: decentralized network creates synergies
- Sustainable banking products: focusing on environmental risk audits, carbon financing, investments, and real estate finance
- Sustainable banking operations: centering on optimized energy use, procurement processes, and mobility management
- The bank in the heart of Europe: events and Internet platform
- Cultural commitment: spotlighting fine arts, music and literature
- Social commitment: assisting social institutions and projects

Sustainability management as a business challenge

We define sustainability as an aspect of our corporate strategy that goes beyond economic goals to embrace ecological and social factors as well. Sustainable banking products and operations help to boost shareholder value in the long run. The goal is to harmonize ethical behavior with optimized processes and lower costs. The task of coordinating sustainability management has been entrusted to the Group Corporate Center. To promote a dialog and help tap synergies, a decentralized network has been organized involving representatives from key subsidiaries, including Bank Austria Creditanstalt (BA-CA) and Vereins- und Westbank (VuW).

www.hvbgroup.com/sustainability

HVB Group is positioned among the international leaders in sustainability. This is proved by our good showing among sustainability rating agencies that rank companies for their social and environmental management.

We are taking part in a number of initiatives to promote sustainable growth in the banking industry, including the local Agenda 21 initiative, the Forum on Sustainable Investing, and the United Nations Environmental Program – Finance Initiatives (UNEP-FI). We are also involved in the Club of Rome's European Environmental Education project as a partner. In addition, we are intensifying our dialog with critical action groups, including such NGOs as the World Wide Fund for Nature and Urgewald.

Sustainable banking products: concentrating on lending and investments

An environmental risk audit has been an integral part of our credit process for many years. In project finance, we comply with the World Bank's ecological standards, or with national standards if the latter are more stringent. In 2003 we also took part in the Equator Principles bank initiative, thereby supporting the implementation of World Bank standards in the financial services sector.

www.equator-principles.com

We are currently developing a monitoring tool to ensure compliance with the intent of World Bank standards for foreign trade. The parent bank has extended loans of €568 million in the project finance business alone to finance renewable power generation.

In the future, we also plan to make extensive use of the opportunity presented by CO_2 emissions trading and the carbon financing sector, and have taken appropriate organizational and staffing measures within HVB Group to do so. Our business approach is clearly demonstrated in our first highly successful customer events and an initial reference project for BA-CA, an 80 MW power plant in Bulgaria.

Sustainability ratings and rankings

	Rating	Scale	Industry average	Ranking
Dow Jones Sustainability Indexes	Listed			
FTSE4Good Europe/Global	Listed			
Oekom Research	B	A+ to D–	C	1st of 93 banks
WWF: Environmental ranking for rain forest protection	B+	A+ to D–		3rd of 11 banks
Scoris DAX 30 Rating	7.1	1 to 10	5.6	1st of 30 companies

Our own sustainable investment products include the Activest Lux EcoTech fund and Capital Invest Ethik Fonds. The EcoTech fund invests in companies that produce ecologically sound products or technologies. By contrast, the ethical fund is made up primarily of bonds, and to a lesser extent shares, of companies with high sustainability rankings. In line with our open architecture strategy, we market external sustainability funds alongside our own investment products.

We remained active in the field of real estate finance. The ImmoPass, the first European seal of quality for sustainable construction, is being used more and more frequently in the private real estate finance segment. At the end of the year our Vereins- und Westbank subsidiary and the state of Schleswig-Holstein jointly launched a state-wide competition for energy-conscious renovation. This scheme will reward outstanding modernization projects, thus raising awareness for potential energy savings.

Sustainable banking operations: focusing on alternative energy sources, operational mobility, and paper

Our banking operations are geared to the principles of sparing resources and functioning cost-effectively. We successfully completed our mobility project launched last year to reduce the number of trips taken by employees traveling between our offices in Munich and finding more ecologically sound solutions for such trips. Our revised travel guidelines and increased use of video-conference facilities have considerably reduced our costs and CO_2 emissions. We are relying to a greater extent on alternative energy sources in our property management. We pay higher rates for 5% of our electricity consumption to promote renewable energy sources such as solar energy.

Our subsidiaries are also carrying out a number of projects designed to spare resources. Vereins- und Westbank, for instance, is participating in Ökoprofit, a project organized by the city of Hamburg that has tested and implemented innovative methods to cut costs and reduce CO_2 emissions. Vereinsbank Victoria Bausparkasse, for years among the environmental innovators certified under EMAS, used an ideas exchange program to reduce its paper consumption by 25% in the year under review and has continued to expand its system of electronic business processes.

Striking a balance between corporate citizenship...

Corporate citizenship – by which we mean involvement in cultural and social issues – helps to secure the long-term success of a company. HVB Group has long assumed responsibility for a wide range of corporate citizenship projects and initiatives, including art collections and exhibitions, education, and support for social projects.

www.hvbgroup.com/commitment

... and local visibility

In addition, we are increasingly positioning ourselves as the premier banking group in the heart of Europe, with private customers and mid-sized companies as our key target groups. In many ways, whether by sponsoring series of events, setting up an experimental Internet platform or awarding prizes for mid-sized companies, we cultivate our local visibility.

The bank in the heart of Europe: focusing on European integration...

The European Union is at the threshold of its enlargement, and is therefore a central focus of our activities. Over the last four years Bank Austria Creditanstalt (BA-CA) has been hosting the Europe Forum, a platform for the exchange of ideas on opportunities and challenges associated with the EU. The Forum is now firmly established beyond the confines of Austria. In 2003, forums were staged in Prague and Bratislava.

We have targeted mid-sized companies with informative events throughout Central and Eastern Europe (CEE) on such topics as Basel 2, the role of companies between economic responsibility and entrepreneurial common sense, investments in CEE countries, and the changing economic order caused by the enlargement of the EU. In addition, starting in 2003 we created a leading body for debate between researchers, pundits and business people with the establishment of our Expert Forum on Mid-Sized Companies, a cooperative project with Süddeutsche Zeitung.

We also plan to further the cause of European integration with innovative ideas in communications. In the fall of 2003 HVB Group launched its euro.de Internet platform, an experimental initiative designed to transcend the political debate by promoting exchanges of ideas between people, organizations, and companies in Europe. On euro.de, Europe will be more than just a debate on legislation, ordinances and budget distribution; it will take shape as an idea for the future.

www.euro.de/english

In a joint project with Impulse magazine launched in December 2003, we have been searching for a mid-sized company that has committed itself in exemplary fashion to the expanding CEE markets. Having found the company, we will grant it the CEE Award in June 2004.

... and on cultural events in literature and music

HVB Group is among the very few companies in Germany to sponsor literature – from fiction and poetry to non-fiction. In the year under review, we again supported the Corine, an international book prize awarded by the Bavarian section of the Börsenverein des Deutschen Buchhandels. We similarly sponsored the 2003 Economics Book Prize awarded by Financial Times Deutschland. BA-CA also supported a bilingual literary series which published the works of young Eastern European writers in German-speaking countries for the first time.

Thanks especially to the commitment of BA-CA, HVB Group is one of the leading patrons of music projects in Europe. It sponsors the television broadcast of the New Year's Concert by the Vienna Philharmonic, which is enjoyed every year by approximately 38 million viewers in 38 countries, making it the most-watched concert in the world. Furthermore, BA-CA provides support for a large number of institutions and initiatives, including the Vienna Musikverein, the Trenta International Music Forum, and the Claudio Abbado Composition Prize for contemporary music.

www.ba-ca.com

In the fall of 2003 we established the Europe Concert series, an event format designed to communicate an awareness at the regional level of Europe's cultural diversity. The première in Vienna last fall featured the Salzburg Motet Choir and representative folk music groups from Bulgaria and Romania. The Europe Concert will also be presented in Germany during 2004.

Local visibility: promoting young movie-makers

HVB Group has been a leading sponsor of filmmaking in Germany for many years. BA-CA awards one of the most important prizes for young artists in Austria: the Georg Eisler Prize. In Germany, together with Bavaria Film and the Bavarian Broadcasting Corporation, we established the most generously endowed private-sector film prize, the Förderpreis Deutscher Film, which is awarded for directing, scriptwriting and acting. We also sponsored the German Film Prize and the German Short Film Prize.

Promoting young talent has also been the goal of Vereins- und Westbank's "Cultural Youth" series for more than twenty years. Here we give up-and-coming artists a forum for their activities. In recognition of its long-term patronage programs, our Vereins- und Westbank subsidiary was awarded the KulturMerkur Prize by the Hamburg Chamber of Commerce and the Hamburg Cultural Foundation.

Regional collections and exhibitions

HVB Group has regional art collections centered around various special topics. The parent bank has a collection of approximately 20,000 paintings, sculptures, photographs and installations. We have provided numerous valuable works of art from our collection on permanent loan to public museums, including the Alte Pinakothek and Neue Pinakothek in Munich. Moreover, selected works from our collection have been available for viewing on the Internet since 2002.

BA-CA has a collection of approximately 9,000 works by post-war Austrian artists, which it displays in its offices. Vereins- und Westbank has built up a large collection of international photographs, which it displays in its trading room in Hamburg.

We also have two renowned exhibition halls, the Hypo-Kunsthalle in Munich and the Kunstforum in Vienna. The 2003 highlights at the Munich Kunsthalle included retrospectives of the German expressionist Otto Müller and the Munich sculptor Rudolf Wachter, as also a comparative exhibition of Fabergé and Cartier, two master jewelers at the court of the Czars. Other highlights were "The Spell of Modernism," a presentation of works by Picasso, Chagall and Jawlensky, and an exhibition devoted to the work of Roy Lichtenstein in the Vienna Kunstforum.

www.hypokunsthalle.de

We also support the Bucerius Art Forum in Hamburg and present "Great Art at Your Doorstep" together with the Schleswig-Holstein State Museums Foundation in Gottorf Castle. This traveling exhibition is intended to make the works of renowned artists accessible to smaller towns in northern Germany. It has had more than half a million visitors to date.

To round off our regional focus, we support festivals such as the Echternach Music Festival in Luxembourg, the European Weeks in Passau, and the Richard Strauss Festival in Garmisch-Partenkirchen. In addition, for years we have been among the most important sponsors of the festivals in Munich and Salzburg.

Education: investing in science and the future

For many years, we have been supporting science and education both in Germany and in the other countries where we do business. Among the leading beneficiaries of our efforts is the Stifterverband für die deutsche Wissenschaft (the association of donors to German science). In Bavaria we are one of the most important patrons of Munich Technical University and the Ludwig Maximilian University in Munich. Furthermore, we act as voluntary treasurer to Munich Technical University's support society, providing this body with staff support and infrastructure.

BA-CA maintains foundations to support research work at such institutions as the University of Vienna and the Vienna University of Economics and Business Administration. These foundations' activities include awarding scholarships and research prizes, and helping to finance symposiums. In November 2003, BA-CA awarded prizes to promote innovative research projects. Our Czech subsidiary is also active in this area, for instance through its sponsorship of the University of Economics in Prague.

Social commitment: long-term support and individual projects

For many years we have been supporting organizations and projects dedicated to social causes, including churches of various denominations as well as schools and organizations providing social relief. Last year we supported many projects, including a new customer credit card bearing information in Braille in Germany and a project to establish a peace school in Afghanistan in cooperation with the Peter Ustinov Foundation. BA-CA endowed a prize for journalism in the service of human rights. The recipient in the year under review was Augustin, a newspaper for the homeless in Austria. Other local commitments included a road rally organized by HVB Slovakia to help disabled children in Bratislava and assistance for a hospital in the Czech city of Ostrava.

Outlook: expansion of sustainability management ...

We intend to gradually expand our sustainability management program and extend it to our subsidiaries in Central and Eastern Europe. We will also continue with our involvement in external sustainability initiatives. To cite one example, we are supporting a UNEP-FI task force for Central and Eastern Europe.

Under the heading of banking products, we plan to train our employees more intensively on environmental risk audits. In January 2004, we conducted a large-scale training session in cooperation with the International Finance Corporation (IFC), an organization within the World Bank, for the implementation of the Equator Principles we signed during the year under review. We are also stepping up our training activities in the area of sustainable investment. We also intend to utilize the financing potential yielded by the enlargement of the EU in the area of environmental technology and to intensify our activities in CO_2 emissions trading and carbon financing with the assistance of our customers.

In terms of banking operations, we are increasingly applying ecological and social criteria to the selection of products and suppliers in our purchasing processes, especially in the case of computer hardware, paper, and office supplies.

Although we allow only recycled paper for our internal correspondence, this is not yet the case for external reporting and customer documents. We plan to study the extent to which the use of recycled paper is technically feasible and economically sound. Our Sustainability Report, which is due to appear in late summer 2004, will provide a comprehensive overview of our goals, strategies and activities in this field. (Please refer to the Financial Calendar for ordering information.)

... and continued commitment to corporate citizenship

We will continue with our corporate citizenship commitments in 2004, for one thing by maintaining our contribution to the community, and for another by specifically positioning ourselves as the bank in the heart of Europe.

We support communities and institutions primarily in the regions where we do business, and also promote cultural causes through exhibitions, concerts and discussions. The series of events known as the Europe Forum is scheduled to continue in the fall of 2004 with a series on the theme, "Future of the EU" in Austria and Germany.

The Cartier-Fabergé Exhibition at the Hypo-Kunsthalle in Munich, which will run to the middle of April 2004, has already achieved above-average attendance. In 2004, Vereins- und Westbank will award its Cultural Youth prize for the ninth time, this year in the category of a cappella singing. We will continue with our sponsorship of festivals for young musicians and our support in education, literature, and film.

EXECUTIVE BOARDS

SUPERVISORY BOARD

Honorary Chairman of the Supervisory Board

Dr. Maximilian Hackl
Former spokesman of the Board of Managing Directors and former Chairman of the Supervisory Board of Bayerische Vereinsbank Aktiengesellschaft, Krailling

Supervisory Board

Dr. Albrecht Schmidt
Former spokesman of the Board of Managing Directors of Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Grasbrunn
Chairman, since January 7, 2003

Herbert Betz
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Baldham
Deputy Chairman, until May 14, 2003

Peter König
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich
Deputy Chairman, since May 14, 2003

Dr. Hans-Jürgen Schinzler
Former Chairman of the Board of Management of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft and
member of the Supervisory Board of Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft
since January 2, 2004, Ottobrunn
since March 3, 2003
Deputy Chairman since January 1, 2004

Kurt F. Viermetz
Former Vice Chairman of J.P. Morgan & Co. Inc., New York
Rye and Munich
Deputy Chairman, until December 31, 2003

Dr. Manfred Bischoff
Member of the Board of Management of DaimlerChrysler AG (until December 15, 2003) and Chairman of the Board of EADS N.V., Starnberg

Heidi Dennl
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich
until May 14, 2003

Volker Doppelfeld
Chairman of the Supervisory Board and former member of the Board of Management of BMW AG, Münsing

Ernst Eigner
Employee, Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Karlsfeld
until May 14, 2003

Helmut Gropper
Ministerialdirektor (retired), Munich
until January 31, 2003

Klaus Grünewald
FB 1 unit manager in the Bavarian division
of Vereinte Dienstleistungsgewerkschaft
e.V., Munich

Heinz-Georg Harbauer
Chairman of the Board of Education of
Vereinte Dienstleistungsgewerkschaft in
Bayern e.V., Munich
until May 14, 2003

Anton Hofer
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Nuremberg

Max Dietrich Kley
Former Deputy Chairman of the Board
of Executive Directors and member
of the Supervisory Board of BASF AG,
Ludwigshafen

Friedrich Koch
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Kirchheim
since May 14, 2003

Hanns-Peter Kreuser
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft, Munich

Dr. Lothar Meyer
CEO of ERGO Versicherungsgruppe AG,
Bergisch Gladbach

Dr. Diether Münich
Attorney, Munich
since January 13, 2004

Herbert Munker
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Leinburg
since May 14, 2003

Christoph Schmidt
Employee, Vereins- und Westbank
Aktiengesellschaft, Schleswig
until May 14, 2003

Dr. Siegfried Sellitsch
Chairman of the Managing Board
of Wiener Städtische Wechselseitige
Versicherungsanstalt-Vermögens-
verwaltung, Vienna

Professor Wilhelm Simson
Former Chairman of the Board
of Management and Co-CEO,
and member of the Supervisory Board
of E.ON AG, Trostberg

Professor Hans-Werner Sinn
President of the Ifo Institute
for Economic Research, Gauting

Maria-Magdalena Stadler
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Pullach
since May 14, 2003

Ursula Titze
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Neusäß
since May 14, 2003

Jens-Uwe Wächter
Employee, Vereins- und Westbank
Aktiengesellschaft, Himmelpforten
since May 14, 2003

Helmut Wunder
Employee, Bayerische Hypo- und
Vereinsbank Aktiengesellschaft,
Waischenfeld

SUPERVISORY BOARD COMMITTEES*

Executive Committee
Dr. Albrecht Schmidt, since January 7, 2003
Herbert Betz, until May 14, 2003
Peter König, since May 14, 2003
Dr. Hans-Jürgen Schinzler,
since May 14, 2003
Kurt F. Viermetz, until December 31, 2003

Strategy and Business Development Committee
(Business Development and Credit
Committee until July 31, 2003)

Dr. Albrecht Schmidt, Chairman,
since January 7, 2003
Herbert Betz, until May 14, 2003
Peter König, since May 14, 2003
Dr. Lothar Meyer, until July 31, 2003
Dr. Hans-Jürgen Schinzler,
since August 1, 2003
Professor Hans-Werner Sinn,
since January 1, 2004
Kurt F. Viermetz, until December 31, 2003
Helmut Wunder

Audit Committee
Dr. Lothar Meyer, Chairman
Helmut Gropper, until January 31, 2003
Anton Hofer
Peter König, until May 14, 2003
Max Dietrich Kley, since August 1, 2003
Herbert Munker, since May 14, 2003
Dr. Albrecht Schmidt, since May 14, 2003
Professor Wilhelm Simson,
until July 31, 2003

Risk Committee
(since August 1, 2003)

Dr. Albrecht Schmidt, Chairman
Hanns-Peter Kreuser
Dr. Siegfried Sellitsch
Professor Wilhelm Simson
Jens-Uwe Wächter

Trust Business Committee
(until July 31, 2003)

Dr. Siegfried Sellitsch, Chairman
Hanns-Peter Kreuser, since May 14, 2003
Christoph Schmidt, until May 14, 2003
Professor Wilhelm Simson
Jens-Uwe Wächter, since May 14, 2003

Negotiating Committee
Dr. Albrecht Schmidt,
since January 7, 2003
Herbert Betz, until May 14, 2003
Peter König
Hans-Jürgen Schinzler,
since January 1, 2004
Ursula Titze, since May 14, 2003
Kurt F. Viermetz, until December 31, 2003

TRUSTEES

Trustees for mortgage banking
operations pursuant to Section 29 of the
German Mortgage Banking Act

Dr. Otto Beierl
Ministerialdirektor in the Bavarian State
Ministry of Finance, Munich

Deputies

Erwin Horak
Ministerialrat (retired),
President of the State Lottery
Administration, Munich

Dr. Roland Jüptner
Magistrate at the Federal Finance Court,
former financial president of the
Munich Regional Revenue Office, Munich
until September 30, 2003

Ulrich Exler
Senior financial president of the
Munich Regional Revenue Office,
Ministerialdirigent (retired), Munich
since October 1, 2003

* See also Report of the Supervisory Board

BOARD OF MANAGING DIRECTORS

Stephan Bub[1]
born 1958
Corporates & Markets business segment

Dr. Stefan Jentzsch
born 1960
Germany business segment, until May 31, 2003
Corporates & Markets business segment, since June 1, 2003

Dr. Michael Kemmer[2]
born 1957
Chief Risk Officer (CRO)

Michael Mendel[3]
born 1957
Chief Risk Officer (CRO), until May 31, 2003
Germany business segment, since June 1, 2003

Dieter Rampl
born 1947
Board spokesman
Human Resources Management, since April 1, 2003

Gerhard Randa
born 1944
Austria/CEE business segment,
Chief Operating Officer (COO)

Dr. Paul Siebertz[4]
born 1948
Human Resources Management

Dr. Wolfgang Sprissler
born 1945
Chief Financial Officer (CFO)

[1] until May 31, 2003
[2] since June 1, 2003
[3] since February 1, 2003
[4] until March 31, 2003

FIRST EXECUTIVE MANAGEMENT LEVEL

Germany business segment
Corporate Customers and Professionals:
Günther Berger

Real Estate Finance and Sales:
Jürgen Cancik

Retail Customers and Private Banking:
Andreas Wölfer

Board spokesman,
Vereins- und Westbank:
Dr. Stefan Schmittmann

Corporates & Markets business segment
Corporates:
Ronald Seilheimer

Markets:
Jens-Peter Neumann

Austria/CEE business segment
Board members of BA-CA

Chairman of the Managing Board:
Dr. Erich Hampel

Deputy Chairman of the Managing Board,
Chief Operating Officer:
Wolfgang Haller

Corporate Customers,
Private Customers and Professionals,
Asset Management:
Willibald Cernko

Chief Financial Officer:
Stefan Ermisch

International Markets:
Wilhelm Hemetsberger

Multinational Corporates,
Corporate Customers, Real Estate Finance,
Central and Eastern Europe (CEE):
Dr. Regina Prehofer

Chief Risk Officer:
Dr. Johann Strobl

Chief Risk Officer units
Chief Credit Risk Officer:
Henning Giesecke

Chief Market Risk Officer:
Dr. Johann Strobl

Chief Operating Officer (COO) units
Group IT and COO BA-CA/CEE:
Wolfgang Haller

COO HVB AG and Functional Subsidiaries:
Christoph Wetzel

Group Transaction Banking
and Group Services:
Hans Weiss (from April 15, 2004)

Group Corporate Center: spokesman units
Executive Office/
Corporate Communication:
Gunter Ernst

Human Resources Management:
Heinz Laber

Chief Financial Officer units
Group Finance and Tax:
Dr. Hans-Jürgen Niehaus

Auditing: Karl Limmer

Legal Department:
Dr. Andreas Früh

Group Controlling
(also reporting to the spokesman):
Dr. Burkhardt Pauluhn

as at February 29, 2004

EUROPEAN ADVISORY BOARD

The function of the European Advisory Board set up in 2001 is to advise the Bank on important banking, economic and social developments in the individual regions where HVB Group is active, and to strengthen business ties in these regions. The Board held two meetings last year.

Dr. Theo Waigel
Former federal minister,
Gassner, Stockmann & Kollegen,
Munich, Chairman

Dr. Josef Joffe
Publisher and Editor-in-Chief,
Die Zeit, Hamburg

Professor Henning Kagermann
CEO, SAP AG, Walldorf

Susanne Klatten
Chairman of the Board of Counselors,
Herbert-Quandt-Stiftung, ALTANA AG,
Bad Homburg

Ferdinand Lacina
Consultant to the Managing Board,
Bank Austria Creditanstalt AG, Vienna

Miklos Nemeth
Former Prime Minister of Hungary,
Budapest, Hungary

Janusz Reiter
President, Center for International
Relations,
Warsaw, Poland

Hubertus Schmoldt
President,
Mining, Chemical and Energy
Industrial Union, Hanover

Dr. Giuseppe Vita
Chairman of the Supervisory Board,
Schering AG, Berlin

Important dates 2004

Preliminary annual results	February 26, 2004
Publication of the 2003 annual results	March 11, 2004
Annual General Meeting of Shareholders	April 29, 2004
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	April 29, 2004
Second-quarter earnings	August 5, 2004
Third-quarter earnings	November 4, 2004

Important dates 2005

Preliminary annual results	February 24, 2005
Annual press conference	March 17, 2005
Annual analyst conference	March 17, 2005
Annual General Meeting of Shareholders	May 12, 2005
ICM International Congress Center Munich	
Neue Messe Munich-Riem, 81823 Munich, Germany	
First-quarter earnings	May 12, 2005
Second-quarter earnings	July 28, 2005
Third-quarter earnings	October 27, 2005

Contacts

Should you have any questions about the annual report, please contact Group Investor Relations by calling +49 (0)89 378-2 52 76, faxing +49 (0)89 378-2 40 83, or e-mailing ir@hvbgroup.com

You can call up important company announcements as soon as they have been published by visiting our website at www.hvbgroup.com, where you can also register for our e-mail subscription service.

Internet

You can call up user-friendly, interactive versions of our annual and interim reports, including search and other functions, on our website:
www.hvbgroup.com/annualreport
www.hvbgroup.com/interimreport

Shareholder publications

Annual Report (English/German)

Interim reports (English/German) for the first, second, and third quarters

Sustainability Report (revised edition available from late summer 2004)

You can obtain .pdf files of all reports on our website:
www.hvbgroup.com/annualreport
www.hvbgroup.com/interimreport
www.hvbgroup.com/sustainabilityreport

Annual Report Lexicon (available in German only)

Ordering

To order more copies of the annual report or one of the publications listed here, please contact our Reporting Service by

calling +49 (0)89 89 50 60 75, or
faxing +49 (0)89 89 50 60 30.

Disclaimer

The German abbreviation TEUR has no equivalent in the English language, except when used in a heading in a table, when it is equivalent to EUR x 1,000.
For example, the German TEUR 6.171 is a rounded figure. It is nevertheless translated into English as EUR 6,171,000.

This edition of our annual report is prepared for the convenience of our English-speaking readers. It is based on the German original, which takes precedence in all legal aspects.

Published by

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft
Head Office
D-80311 Munich
www.hvbgroup.com
Registrar of companies:
Munich HRB 421 48

Layout: Gottschalk+Ash Int'l

Photo series pages 2–7:
Baader Hermes/Y&R,
Markus Rössle (photography)

Typesetting: SchumacherGebler
Printed by: Druckerei Kriechbaumer

Print deadline: March 10, 2004
Publication date: March 29, 2004

Printed in Germany

19. März 2004

File No.
82-3777

HVB Group

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Verkaufsprospekt

für

214.410.440
neue auf den Inhaber lautende Stückaktien

aus der am 25. Februar 2004 vom Vorstand mit Zustimmung des Aufsichtsrates vom 25. Februar 2004 beschlossenen und am 1. März 2004 in das Handelsregister eingetragenen Kapitalerhöhung gegen Bareinlagen aus genehmigtem Kapital mit Bezugsrecht

jeweils mit einem anteiligen Betrag des Grundkapitals in Höhe von € 3,00 und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2004

– ISIN DE 0008022005 –
– Wertpapier-Kenn-Nummer 802200 –

der

Bayerische Hypo- und Vereinsbank Aktiengesellschaft
München

Joint Bookrunners
Joint Global Coordinators

HVB Corporates & Markets | **JPMorgan** | **Lehman Brothers**

Merrill Lynch International | **Citigroup** | **UBS Investment Bank**

Inhaltsverzeichnis

Allgemeine Informationen

Verantwortung für den Prospektinhalt

Die Bayerische Hypo- und Vereinsbank Aktiengesellschaft, München ("HypoVereinsbank" oder die "Bank" und gemeinsam mit ihren konsolidierten Tochtergesellschaften die "HVB Group" oder der "Konzern") und die im Abschnitt "Aktienübernahme" aufgeführten Unternehmen (die "Konsortialbanken") übernehmen gemäß § 13 Verkaufsprospektgesetz in Verbindung mit §§ 44 ff. Börsengesetz die Verantwortung für den Inhalt dieses Verkaufsprospekts (der "Prospekt") und erklären, dass ihres Wissens die Angaben in diesem Prospekt in allen wesentlichen Punkten richtig und zutreffend sind und keine wesentlichen Tatsachen ausgelassen wurden. Ungeachtet § 11 Verkaufsprospektgesetz sind weder die Bank noch die Konsortialbanken nach Maßgabe gesetzlicher Bestimmungen verpflichtet, diesen Prospekt zu aktualisieren.

Einsichtnahme in Unterlagen

Die in diesem Prospekt genannten Unterlagen, soweit sie die Bank betreffen, sowie zukünftige Geschäftsberichte und Zwischenberichte der HVB Group sind an Werktagen während der üblichen Geschäftszeiten bei der Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Arabellastrasse 12, 81925 München, erhältlich bzw. einzusehen.

Gegenstand des Prospekts

Gegenstand dieses Prospekts sind 214.410.440 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) aus der vom Vorstand am 25. Februar 2004 mit Zustimmung des Aufsichtsrates vom selben Tag beschlossenen und am 1. März 2004 in das Handelsregister eingetragenen Kapitalerhöhung gegen Bareinlagen aus genehmigtem Kapital mit Bezugsrecht, jeweils mit einem anteiligen Betrag des Grundkapitals der Bank in Höhe von € 3,00 und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2004 (die "Neuen Aktien"). Der Bezugspreis wurde auf Beschluss des Vorstands vom 25. Februar 2004 und mit Zustimmung des Aufsichtsrates vom selben Tag zunächst auf mindestens € 14 je Neuer Aktie und auf Beschluss des Vorstands vom 18. März 2004 mit Zustimmung des Aufsichtsrates vom selben Tag endgültig auf € 14 je Neuer Aktie festgesetzt.

Zukunftsgerichtete Aussagen

Dieser Prospekt enthält bestimmte zukunftsgerichtete Aussagen, die sich auf das Geschäft, die finanzielle Entwicklung und die Erträge der HVB Group sowie auf die Geschäftsbereiche, in der sie tätig ist, beziehen. Zukunftsgerichtete Aussagen betreffen zukünftige Umstände und Ergebnisse sowie sonstige Aussagen, die keine historischen Fakten sind, und sie werden mitunter durch Verwendung von Begriffen wie "glauben", "erwarten", "vorhersagen", "beabsichtigen", "prognostizieren", "planen", "schätzen", "bestreben", "voraussehen", "annehmen", "das Ziel verfolgen" und ähnliche Formulierungen kenntlich gemacht. Solche Aussagen geben nur die Auffassungen der HypoVereinsbank hinsichtlich zukünftiger Ereignisse zum gegenwärtigen Zeitpunkt wieder und unterliegen daher Risiken und Unsicherheiten. In diesem Prospekt betreffen zukunftsgerichtete Aussagen unter anderem:

- die Umsetzung der strategischen Vorhaben des Konzerns und die Auswirkungen dieser Vorhaben;
- die Entwicklung von Aspekten, die für die Ertragslage des Konzerns wichtig sind;
- bestimmte finanzielle Ziele, welche die HypoVereinsbank sich und/oder dem Konzern gesetzt hat;
- die Erwartungen der HVB Group hinsichtlich der Auswirkungen von Risiken, die das Geschäft des Konzerns betreffen, wie das Ausfallrisiko hinsichtlich des Kreditexposures des Konzerns und die Risiken im Zusammenhang mit Änderungen von Zinssätzen, Wechselkursen und Preisen für Wirtschaftsgüter; und
- sonstige Aussagen in Bezug auf die zukünftige Geschäftsentwicklung des Konzerns und allgemeine wirtschaftliche Entwicklungen und Tendenzen.

Diese zukunftsgerichteten Aussagen beruhen auf den gegenwärtigen Plänen, Schätzungen, Prognosen und Erwartungen der HypoVereinsbank sowie auf bestimmten Annahmen, die sich, obwohl sie zum derzeitigen Zeitpunkt angemessen sind, als fehlerhaft erweisen können. Potenzielle Anleger sollten nicht in unangemessenem Umfang auf zukunftsgerichtete Aussagen vertrauen. Zahlreiche Faktoren können dazu führen, dass die tatsächlich erreichte Entwicklung oder die erzielten Erträge oder Leistungen der HVB Group wesentlich von der Entwicklung, den Erträgen oder den Leistungen abweichen, die in den zukunftsgerichteten Aussagen ausdrücklich oder implizit angenommen werden. Zu diesen Faktoren gehören unter anderen:

- Veränderungen allgemeiner wirtschaftlicher und geschäftlicher Rahmenbedingungen;
- Änderungen und Schwankungen von Wechselkursen, Zinssätzen und Preisen von Wirtschaftsgütern;
- Politische und regulatorische Veränderungen oder Änderungen der politischen und gesellschaftlichen Bedingungen;
- Veränderungen im Wettbewerbsumfeld der HVB Group;
- Änderungen der Kreditratings der HVB Group;
- der Erfolg von Akquisitionen, Desinvestitionen, Zusammenschlüssen und strategischen Allianzen der HVB Group;
- das Risiko, dass die HVB Group die Vorteile, die sie aufgrund von Kostenkontrolle, Risikomanagement oder sonstigen eingeführten Geschäftsplänen oder -strategien erwartet, nicht vollständig realisiert;
- sonstige Faktoren, die im Abschnitt "Risikofaktoren" näher erläutert sind; und
- Faktoren, die der HVB Group zum jetzigen Zeitpunkt nicht bekannt sind.

Sollte eines oder mehrere dieser Risiken oder Unsicherheiten eintreten oder sollten sich zu Grunde gelegte Annahmen als unrichtig erweisen, ist nicht auszuschließen, dass in diesem Prospekt beschriebene Ereignisse nicht eintreten oder die tatsächlichen Ergebnisse wesentlich von denen abweichen, die in diesem Prospekt als angenommen, geglaubt, geschätzt oder erwartet beschrieben wurden. Die HypoVereinsbank oder HVB Group können aus diesem Grund nicht in der Lage sein, ihre finanziellen und strategischen Ziele zu erreichen. Die HypoVereinsbank beabsichtigt nicht, die in diesem Prospekt dargelegten zukunftsgerichteten Aussagen oder Branchen- und Kundeninformationen zu aktualisieren und geht diesbezüglich keine Verpflichtung ein.

Darstellung der Finanzinformationen

Dieser Prospekt enthält (i) die geprüften Konzernabschlüsse (einschließlich der Erläuterungen (Notes)) der HVB Group für die Geschäftsjahre 2003 und 2002 (einschließlich Vergleichszahlen für das Geschäftsjahr 2001) und den Konzernlagebericht der HVB Group für das Geschäftsjahr 2003 (die "Konzernabschlüsse der HVB Group") sowie (ii) den geprüften Jahresabschluss (einschließlich des Anhangs) und den Lagebericht der HypoVereinsbank für das Geschäftsjahr 2003 (der "Jahresabschluss der HypoVereinsbank"). Die Konzernabschlüsse der HVB Group wurden gemäß *International Financial Reporting Standards* ("IFRS") - zuvor *International Accounting Standards* ("IAS") - erstellt. Wie nach deutschem Recht vorgeschrieben, wurde der Jahresabschluss der HypoVereinsbank gemäß deutschen Rechnungslegungsvorschriften nach den Vorschriften des Handelsgesetzbuchs und anderer anwendbarer deutscher Gesetze erstellt ("deutsche Rechnungslegungsvorschriften"). Die deutschen Rechnungslegungsvorschriften weichen in bestimmten Aspekten von IFRS ab. Einige wesentliche Unterschiede in der Rechnungslegung gemäß IFRS und deutschen Rechnungslegungsvorschriften werden in den Erläuterungen (Notes) zum Konzernabschluss der HVB Group für das Jahr 2003 unter "Befreiender Konzernabschluss nach IFRS" beschrieben.

Im Jahr 2003 hat die HVB Group große Teile ihres gewerblichen Immobilienfinanzierungsgeschäfts an eine neu gegründete und rechtlich selbstständige Gruppe (die "Hypo Real Estate Group") abgespalten. Die Abspaltung wurde am 29. September 2003 mit Spaltungsstichtag zum 1. Januar 2003 wirksam. In Verbindung mit der Abspaltung hat die HVB Group auch mehrere ausländische gewerbliche Immobilienfinanzierungsportfolios an die Hypo Real Estate Group übertragen. Die Finanzinformationen für das Jahr 2003, die in dem Konzernabschluss der HVB Group für das Jahr 2003 enthalten sind, berücksichtigen die Abspaltung und die damit verbundenen Portfolioübertragungen. Im Hinblick auf die Abspaltung wurde das gewerbliche Immobilienfinanzierungsgeschäft der HVB Group (mit Ausnahme des gewerblichen Immobilienfinanzierungsportfolios der HVB Group in den Vereinigten Staaten), das als Teil oder im Zusammenhang mit der Abspaltung an die Hypo Real Estate Group übertragen wurde, im Konzernabschluss der HVB Group für das Jahr 2002 (und in den Vergleichszahlen für das Jahr 2001) als einzustellender Bereich unter dem Namen "Hypo Group" ausgewiesen. Finanzinformationen für die "HVB Group (pro forma)" oder "HVB Group neu (pro forma)" für die Geschäftsjahre 2002 und 2001 wurden unter der Annahme erstellt, als ob die Abspaltung und die damit verbundenen Portfolioübertragungen (mit Ausnahme der Übertragung des U.S.-amerikanischen gewerblichen Immobilienfinanzierungsportfolios der HVB Group) zum 1. Januar 2002 (für die Vergleichszahlen für das Jahr 2001: 1. Januar 2001) erfolgt seien. Die in diesem Prospekt enthaltenen Pro-forma-Angaben in Bezug auf die Hypo Group und die HVB Group für das Jahr 2002 (und die Vergleichszahlen für das Jahr 2001) werden als "Pro-forma-Finanzinformationen" bezeichnet. In den Konzernabschlüssen der HVB Group für die Geschäftsjahre 2003 und 2002 wird die HVB Group ohne den abgespaltenen (2003) bzw. einzustellenden (2002 und Vergleichszahlen für 2001) Bereich Hypo Group als "HVB Group neu" ausgewiesen. Bei den Finanzinformationen für die HVB Group neu für die Jahre 2002 und 2001 handelt es sich um Pro-forma-Finanzangaben. Im Konzernabschluss 2003 wird die HVB Group inklusive Hypo Group, d.h. vor Abspaltung, teilweise als "HVB Group alt" bezeichnet. Eine nähere Beschreibung der Annahmen und Pro-forma-Anpassungen, die diesen Pro-forma-Finanzinformationen zu Grunde liegen, findet sich im Abschnitt "Pro-forma-Finanzinformationen—Einleitung."

Die in diesem Prospekt enthaltenen Angaben sind teilweise gesetzlich vorgeschriebenen Berichten und statistischen Daten entnommen, die der Bundesanstalt für Finanzdienstleistungsaufsicht ("BaFin"), ihrer Vorgängerin, dem Bundesaufsichtsamt für das Kreditwesen, oder der Deutschen Bundesbank für aufsichtsrechtliche Zwecke übermittelt wurden. Diese Angaben werden als Teil der Finanzberichts- und Managementinformationssysteme der HVB Group zusammengestellt. Darüber hinaus enthält dieser Prospekt bestimmte ausgewählte statistische Angaben über die Bank Austria Creditanstalt AG ("Bank Austria Creditanstalt"), eine 77,5%ige Tochtergesellschaft der HypoVereinsbank, die den gemäß österreichischen Rechnungslegungsvorschriften erstellten nicht konsolidierten Finanzinformationen der Bank Austria Creditanstalt und gesetzlich vorgeschriebenen Berichten und statistischen Daten, die der Oesterreichischen Nationalbank für aufsichtsrechtliche Zwecke zu übermitteln sind, entnommen wurden. Siehe "Ausgewählte statistische Angaben—Ausgewählte statistische unkonsolidierte Angaben—Bank Austria Creditanstalt."

Das Geschäftsjahr der Bank endet jeweils am 31. Dezember. In diesem Prospekt enthaltene Verweise auf ein bestimmtes Geschäftsjahr beziehen sich auf den am 31. Dezember des betreffenden Jahres endenden Zwölf-Monatszeitraum.

Bezugnahmen auf "€", "EUR" und "Euro" in diesem Prospekt beziehen sich auf die gesetzliche Währung der Mitgliedsstaaten der Europäischen Union (einschließlich der Bundesrepublik Deutschland), die gemäß dem Vertrag über die Gründung der Europäischen Gemeinschaft, geändert durch den Vertrag über die Europäische Union, die Einheitswährung übernommen haben. Bezugnahmen auf "U.S. Dollar", "Dollar", "US $" oder "USD" beziehen sich auf die gesetzliche Währung der Vereinigten Staaten von Amerika, und Bezugnahmen auf "PLN", oder "polnische Zloty" auf die gesetzliche Währung der Republik Polen. In diesem Prospekt wurden Zahlen gerundet; dementsprechend ist es möglich, dass die Summe der Zahlen in einer Spalte nicht mit der für diese Spalte angegebenen Summe übereinstimmt und Prozentangaben nicht den genauen absoluten Zahlen entsprechen.

Währungsumrechnung

Ein wesentlicher Teil der Erträge und Aufwendungen der HypoVereinsbank werden nicht in Euro, sondern in anderen Währungen, insbesondere in U.S. Dollar oder polnischen Zloty berichtet. Erläuterungen zu den Auswirkungen von Wechselkursschwankungen auf die Finanz- und Ertragslage des Konzerns sind in den Abschnitten "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Auswirkungen von Währungsschwankungen" sowie "Risikofaktoren—Risiken bezogen auf die Geschäftstätigkeit der HVB Group—Transaktionen der HVB Group in anderen Währungen als Euro und ihre Tätigkeit außerhalb der Euro-Zone bringen Währungsumrechungsrisiken mit sich" enthalten.

Soweit nicht anders angegeben, wurden die in diesem Prospekt dargestellten Beträge, die aus einer anderen Währung in Euro umgerechnet wurden, in Übereinstimmung mit den in den Konzernabschlüssen der HVB Group beschriebenen Grundsätzen umgerechnet.

Die nachfolgenden Tabellen zeigen für die angegebenen Perioden jeweils die Durchschnitts-, Höchst-, Tiefst- und am Periodenende geltenden Euro-Referenzwechselkurse der Europäischen Zentralbank ("EZB") in Bezug auf den U.S. Dollar (ausgedrückt in USD pro 1,00 EUR) und den polnischen Zloty (ausgedrückt in PLN pro 1,00 EUR). Es wird keine Zusicherung abgegeben, dass U.S. Dollar oder polnische Zloty zu diesen Kursen in Euro umgetauscht werden konnten oder umgetauscht werden können.

Jahr bzw. Monat	USD pro EUR Durchschnitt	Höchststand	Tiefststand	Periodenende
2001	0,8956	0,9545	0,8384	0,8813
2002	0,9455	1,0487	0,8578	1,0487
2003	1,1311	1,2630	1,0377	1,2630
Januar 2004	1,2613	1,2828	1,2373	1,2384
Februar 2004	1,2646	1,2858	1,2418	1,2418

Jahr bzw. Monat	PLN pro EUR Durchschnitt	Höchststand	Tiefststand	Periodenende
2001	3,6721	3,9383	3,3433	3,4953
2002	3,8574	4,2250	3,4872	4,0210
2003	4,3995	4,7047	3,9865	4,7019
Januar 2004	4,7128	4,7749	4,6747	4,7749
Februar 2004	4,8569	4,9346	4,7804	4,8721

Informationen zu Branchen- und Kundendaten

Dieser Prospekt enthält Branchen- und Kundendaten sowie Berechnungen, die aus Branchenberichten, Marktforschungsberichten, öffentlich erhältlichen Informationen und kommerziellen Veröffentlichungen entnommen sind. Kommerzielle Veröffentlichungen geben im Allgemeinen an, dass die Informationen, die sie enthalten, aus Quellen stammen, von denen man annimmt, dass sie verlässlich sind, dass jedoch die Genauigkeit und Vollständigkeit solcher Informationen nicht garantiert wird und die darin enthaltenen Berechnungen auf einer Reihe von Annahmen beruhen. Solche Daten und Berechnungen wurden durch die HVB Group und die Konsortialbanken weder unabhängig auf ihre Richtigkeit überprüft noch wurde die Angemessenheit solcher Annahmen hinterfragt.

Viele der Kunden der HypoVereinsbank unterhalten Kundenbeziehungen zu mehreren Banken. Aus diesem Grund können Kunden, die die HVB Group zu ihren Kunden zählt, ebenfalls von anderen Finanzinstituten als deren Kunden gezählt werden. Deshalb können Berechnungen von Kundenanteilen auf der Grundlage der Anzahl von Kunden dazu führen, dass ein einzelner Kunde mehrfach gezählt wird, jeweils von einem anderen Institut. Darüber hinaus wird ein Kunde, der mit mehr als einer Bank der HVB Group Geschäftsbeziehungen unterhält (beispielsweise sowohl mit der HypoVereinsbank als auch mit der Bank Austria Creditanstalt), bei der Berechnung der Gesamtsummen der HVB Group regelmäßig mehrfach gezählt. Für Kundenbeziehungen zu einem Konzern gilt, dass jede einzelne Konzerngesellschaft, die eine Kundenbeziehung zur HVB Group unterhält, als separater Kunde gezählt wird.

Zusammenfassung des Prospekts

Die nachfolgende Zusammenfassung ist in Zusammenhang mit den an anderer Stelle in diesem Prospekt enthaltenen detaillierten Informationen, unter anderem den in den Abschnitten "Risikofaktoren" und "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage" sowie den in den Konzernabschlüssen der HVB Group einschließlich der Erläuterungen (Notes) enthaltenen Informationen zu lesen und steht gänzlich unter deren Vorbehalt. Diese Zusammenfassung erhebt nicht den Anspruch, all diejenigen Informationen zu enthalten, die potenzielle Anleger berücksichtigen sollten, bevor sie in Aktien der HypoVereinsbank investieren.

HVB Group

Die HVB Group ist einer der europaweit führenden Anbieter von Bankdienstleistungen. Gemessen an der Konzernbilanzsumme zum 31. Dezember 2003 von € 479 Mrd. ist die HVB Group die zweitgrößte Bank in Deutschland. Die Muttergesellschaft der HVB Group ist die HypoVereinsbank, die 1998 durch die Verschmelzung der Bayerischen Vereinsbank AG mit der Bayerischen Hypotheken- und Wechsel-Bank AG entstand.

Die HVB Group hatte zum 31. Dezember 2003 einen Kundenstamm von fast 10 Mio. Kunden. Privat- und Firmenkunden als auch Kunden aus dem öffentlich-rechtlichen Bereich bietet die HVB Group eine umfassende Auswahl an Bank- und Finanzprodukten und –dienstleistungen an, die z.B. von Hypothekendarlehen und Bankdienstleistungen für Verbraucher, Private Banking, Geschäftskrediten und Außenhandelsfinanzierungen bis hin zu Fondsprodukten, Beratungs- und Brokerage-Dienstleistungen, dem Wertpapiergeschäft und Asset Management reicht.

Die HypoVereinsbank ist eine von nur drei privaten Banken in Deutschland mit dem Status einer gemischten Hypothekenbank, d.h. sie ist berechtigt, neben dem Bankgeschäft einer Universalbank auch das Geschäft einer Hypothekenbank zu betreiben, also insbesondere Pfandbriefe zur Refinanzierung von Hypotheken- und Kommunaldarlehen auszugeben. In Österreich vertreibt die HVB Group über die Bank Austria Creditanstalt, die gemessen an ihrer Konzernbilanzsumme zum 31. Dezember 2003 größte Bank Österreichs, ein umfassendes Spektrum an Finanz- und Bankprodukten und –dienstleistungen. In Zentral- und Osteuropa ist die HVB Group in 16 Ländern vertreten und strebt weiteres Wachstum an.

Die Konzernzentrale der HVB Group hat ihren Sitz in München. Zum 31. Dezember 2003 verfügte die HVB Group über ein Netzwerk von 693 Geschäftsstellen in Deutschland, 421 Geschäftsstellen in Österreich, 895 Geschäftsstellen in Zentral- und Osteuropa sowie 53 Geschäftsstellen und Repräsentanzen im Rest der Welt. Für den Konzern waren zum 31. Dezember 2003 weltweit insgesamt 60.214 Mitarbeiter tätig: 27.359 in Deutschland, 13.038 in Österreich, 18.107 in Zentral- und Osteuropa und 1.710 im Rest der Welt.

Für das Geschäftsjahr 2002 wies die HVB Group erstmals ein negatives Betriebsergebnis aus, welches sich auf € 638 Mio. (HVB Group (pro forma) 2002: € 613 Mio.) belief und unter anderem einen Rückgang des Zinsüberschusses und eine erhebliche Erhöhung der Kreditrisikovorsorge widerspiegelte. Im Jahr 2003 setzte die HVB Group ein umfangreiches strategisches Initiativ- und Restrukturierungsprogramm unter dem Namen "Transformation 2003" um. Nähere Informationen zum Transformationsprogramm 2003 enthält der Abschnitt "Geschäftstätigkeit der HVB Group—Einleitung—Transformationsprogramm 2003."

Nach Abschluss ihres Transformationsprogramms weist die HVB Group für das Geschäftsjahr 2003 ein positives Betriebsergebnis in Höhe von € 1.432 Mio. aus, welches eine Verbesserung gegenüber dem Vorjahr um ca. € 2 Mrd. darstellt. Neben einer geringeren Kreditrisikovorsorge (minus € 979 Mio. gegenüber HVB Group (pro forma) 2002) haben hierzu auch reduzierte Verwaltungsaufwendungen (minus € 525 Mio. gegenüber HVB Group (pro forma) 2002) und gestiegene operative Erträge (plus € 541 Mio. gegenüber HVB Group (pro forma) 2002) beigetragen.

Dennoch wies die HVB Group im Geschäftsjahr 2003 ein negatives Ergebnis vor Steuern in Höhe von € 2.146 Mio. (HVB Group (pro forma) 2002: negatives Ergebnis vor Steuern von € 853 Mio.) und einen Jahresfehlbetrag ohne Fremdanteile in Höhe von € 2.639 Mio. (HVB Group (pro forma) 2002: Jahresfehlbetrag ohne Fremdanteile von € 809 Mio.) aus.

Der Jahresfehlbetrag der HVB Group war in erster Linie auf den Aufwand für Wertminderungen als Folge der Differenz zwischen den erzielbaren Beträgen und den Buchwerten der Anteile der HVB Group an börsennotierten Gesellschaften und darüber hinaus auf außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte (insbesondere der Bank Austria Creditanstalt) und die Risikoabschirmung für die Hypo

Real Estate Bank AG zurückzuführen. Diese negativen Sondereffekte betrugen in Summe € 3.351 Mio. Nach Berücksichtigung von positiven Sondereffekten (insbesondere Veräußerungsgewinnen aus dem Verkauf von Tochtergesellschaften) wirkten sich Sondereffekte per saldo als Belastung in Höhe von € 2.756 Mio. auf das Jahresergebnis der HVB Group für 2003 aus. Nähere Angaben zu diesen Sondereffekten enthält der Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Vergleich der Geschäftsjahre 2003 und 2002—Überblick."

Hätten weder die positiven noch die negativen Sondereffekte vorgelegen, hätte die HVB Group für das Geschäftsjahr 2003 ein positives Ergebnis vor Steuern in Höhe von € 610 Mio. (statt tatsächlich ein negatives Ergebnis vor Steuern von € 2.146 Mio.) ausgewiesen. Die Cost-Income-Ratio (auf der Basis der operativen Erträge) der HVB Group im Geschäftsjahr 2003 hat sich gegenüber dem Vorjahr deutlich verbessert (HVB Group (pro forma) 2002: 72,0 %) und betrug 63,0 % (ohne Berücksichtigung positiver Sondereffekte: 66,0 %). Auch die BIZ-Kernkapitalquote der HVB Group hat sich gegenüber dem Vorjahr (HVB Group (pro forma) 2002: 5,1 %) auf 5.9 % verbessert. Ohne Berücksichtigung der negativen Sondereffekte aufgrund von Wertminderungen auf AfS-Finanzinstrumente hätte die BIZ-Kernkapitalquote der HVB Group zum 31. Dezember 2003 bei 6,8 % gelegen.

Strategie der HVB Group: Mit Europa wachsen

Nach Abschluss ihres Transformationsprogramms 2003 zielt die HVB Group mit ihrem Strategieprogramm "Mit Europa wachsen" auf die Stärkung ihrer führenden Position in ihren Kernmärkten in Deutschland, Österreich und Zentral- und Osteuropa. Insbesondere beabsichtigt die HVB Group, ihre Profitabilität durch konsequente Kunden- und Ergebnisorientierung nachhaltig zu steigern. Die grundlegenden Leitlinien ihres Strategieprogramms sind:

- ***Steigerung der operativen Profitabilität:*** Zur Steigerung der operativen Profitabilität der HVB Group sollen insbesondere die Provisionserträge im Kerngeschäft des Konzerns, z.B. durch den Ausbau des konzernweiten Cross-Selling von Produkten und Dienstleistungen, gesteigert werden. Im Kreditgeschäft sollen die Margen durch konsequente Anwendung risikoadjustierter Preisgestaltung verbessert werden. Des weiteren sollen vermehrt Treasury- und Kapitalmarktprodukte mit höheren Margen abgesetzt werden. Insgesamt will die HVB Group ihr Bankgeschäft stärker auf Privat- und Firmenkunden in ihren Kernmärkten in Deutschland, Österreich und Zentral- und Osteuropa fokussieren.

- ***Schärfung ihres Geschäftsprofils:*** Der Konzern strebt an, die Effizienz seiner internen Organisation zu erhöhen und die Betriebskosten zu senken. Die konzerninterne Integration soll verstärkt, die operativen und zentralen Prozesse des Konzerns weiter rationalisiert werden. Durch die geplante vollständige Integration der Vereins- und Westbank AG soll das Deutschlandgeschäft des Konzerns weiter rationalisiert und der Vertrieb gestärkt werden.

- ***Weitere Verbesserung des Kapital- und Risikomanagements:*** Die HVB Group will ihre Kapitalressourcen zielgerichtet und ergebnisorientiert auf ihr Kerngeschäft verteilen. Die Risikoaktiva des Konzerns sollen auf dem derzeitigen Niveau weitgehend stabilisiert werden. Um weiterhin Marktrisiken im Zusammenhang mit Finanzbeteiligungen abzubauen, soll die im Rahmen des Transformationsprogramms 2003 begonnene Reduzierung von nicht-strategischen Beteiligungen und Überkreuzbeteiligungen fortgeführt werden.

Zusammenfassung des Angebots

Bezugsangebot	Aufgrund der Ermächtigung gemäß § 5 Abs. 2 der Satzung der HypoVereinsbank hat der Vorstand am 25. Februar 2004 mit Zustimmung des Aufsichtsrates vom selben Tag beschlossen, das Grundkapital der HypoVereinsbank von € 1.608.866.100 durch Ausgabe 214.410.440 Neuer Aktien mit jeweils voller Gewinnanteilberechtigung ab dem Geschäftsjahr 2004 um € 643.231.320 auf € 2.252.097.420 zu erhöhen. Die Durchführung dieser Kapitalerhöhung wurde am 1. März 2004 in das Handelsregister eingetragen. Die Konsortialbanken haben die Neuen Aktien übernommen und sich verpflichtet, diese den bestehenden Aktionären der HypoVereinsbank im Verhältnis 5:2 und zum Bezugspreis von € 14 je Aktie anzubieten.
Ausübung des Bezugsrechts	Die Aktionäre der HypoVereinsbank werden aufgefordert, ihr Bezugsrecht zur Vermeidung eines Ausschlusses vom Angebot in der Zeit vom 23. März 2004 bis zum 5. April 2004 einschließlich, auszuüben. Aktionäre der HypoVereinsbank können zwei Neue Aktien auf je fünf alte Aktien der HypoVereinsbank zum Bezugspreis von € 14 je Aktie beziehen. Der Bezugspreis ist von den Beziehern spätestens am 5. April 2004 zu entrichten.
Bezugsrechtshandel	Die Bezugsrechte (ISIN DE 0003682290 / WKN 368229) werden vom 23. März 2004 bis zum 1. April 2004 (jeweils einschließlich) im amtlichen Markt der Frankfurter Wertpapierbörse sowie im amtlichen Handel an der Wiener Börse gehandelt.
Umplatzierung	Etwaige aufgrund des Bezugsangebots nicht bezogene Neue Aktien werden durch die Konsortialbanken im Rahmen einer Privatplatzierung in und außerhalb Deutschlands angeboten.
Marktschutzvereinbarungen	Die HypoVereinsbank hat sich gegenüber den Konsortialbanken verpflichtet, im Rahmen des rechtlich Zulässigen, ohne vorherige Zustimmung der J.P. Morgan Securities Ltd. und der Lehman Brothers International (Europe), die nicht unbillig verweigert oder verzögert werden darf, innerhalb eines Zeitraumes voraussichtlich bis zum 8. Oktober 2004 keine Aktien der Bank oder Wertpapiere, die in solche Aktien gewandelt oder getauscht werden können oder mit Rechten zum Erwerb von solchen Aktien ausgestattet sind, auszugeben, direkt oder indirekt zu verkaufen, anzubieten, sich zu ihrem Verkauf zu verpflichten, anderweitig zu übertragen oder zu veräußern, zu verpfänden oder daran ein sonstiges Sicherungsrecht zu bestellen oder einzuräumen, keine Kapitalerhöhung aus genehmigtem Kapital anzukündigen, keine Kapitalerhöhung einzuleiten (ausgenommen zum Zwecke der Ausgabe von Aktien im Rahmen bestehender Mitarbeiteraktienprogramme, einer Kapitalerhöhung aus Gesellschaftsmitteln, der Akquisition eines Unternehmens oder einer Beteiligung, der Gründung eines Gemeinschaftsunternehmens oder des außerbörslichen Verkaufs eigener Aktien, sofern der Vertragspartner die vorgenannten Verpflichtungen übernimmt) und keine sonstigen Geschäfte (einschließlich Geschäften in Derivaten) abzuschließen, deren wirtschaftlicher Effekt den oben beschriebenen Maßnahmen gleichkommt. Diese Marktschutzvereinbarung findet keine Anwendung auf die im Handelsbestand der Bank gemäß § 71 Abs. 1 Nr. 7 AktG gehaltenen Aktien der Bank, nach Durchführung des Angebots im Markt erworbene Aktien oder sonstige Wertpapiere, Geschäfte innerhalb der HVB Group, die Ausführung von Handelsgeschäften in Aktien oder sonstigen Wertpapieren im Zusammenhang mit Handelsgeschäften von Kunden sowie das Market-Making der Bank oder ihrer Tochtergesellschaften im Rahmen ihrer üblichen Handelsaktivitäten.

	Die Münchener Rückversicherungs-Gesellschaft AG ("Münchener Rück" und zusammen mit ihren konsolidierten Tochtergesellschaften die "Münchener-Rück-Gruppe") hat sich gegenüber der Bank und den Konsortialbanken verpflichtet, bis zum Ablauf von drei Monaten nach erstmaliger Notierung der Neuen Aktien an den Wertpapierbörsen in Frankfurt am Main und München (d.h. voraussichtlich bis einschließlich 6. Juli 2004), jedoch nicht länger als bis zum 31. Juli 2004, keine Aktien der Bank, die der Münchener Rück bzw. den mit ihr verbundenen Unternehmen gehören, zu veräußern oder anzubieten oder Wertpapiere zu veräußern oder anzubieten, deren Eigentümer aufgrund von Wandlungs-, Options- oder sonstigen Rechten Aktien der Bank verlangen können. Ausgenommen von der in dem vorstehenden Satz enthaltenen Verpflichtung sind Veräußerungen an mit der Münchener Rück verbundene Unternehmen, Aktien des Handelsbestandes sowie die Veräußerung eines während der Kapitalerhöhung erworbenen Überhangs an Aktien der Bank über den vorherigen Bestand von Stück 137.690.260 Aktien hinaus. Ebenso ausgenommen ist die Veräußerung von Aktien der Bank, soweit diese dem Zweck der wirtschaftlichen Absicherung eines vorweggenommenen Verkaufs von Bezugsrechten dient. Nähere Informationen zu Handelsaktivitäten der HypoVereinsbank mit der Münchener-Rück-Gruppe im Zusammenhang mit dem Angebot enthält der Abschnitt "Das Angebot—Handelsaktivitäten mit wesentlichen Aktionären."
Börsennotierung	Die Zulassung der Neuen Aktien zum amtlichen Markt an den Wertpapierbörsen Berlin-Bremen, Düsseldorf, Frankfurt am Main (Prime Standard), Hamburg, Hannover, München und Stuttgart ist beantragt worden. Der Zulassungsbeschluss erfolgt voraussichtlich am oder um den 2. April 2004. Die Neuen Aktien werden voraussichtlich am 6. April 2004 an allen deutschen Wertpapierbörsen, der Wiener Börse sowie der SWX Swiss Exchange in die bereits bestehende Preisfeststellung einbezogen.
Lieferbarkeit	Die Neuen Aktien werden in einer Globalurkunde verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main, hinterlegt wird. Die im Rahmen des Bezugsangebots bezogenen Neuen Aktien werden nach Ablauf der Bezugsfrist, also voraussichtlich am oder um den 6. April 2004, und die im Rahmen der Privatplatzierung erworbenen Neuen Aktien werden nach Abschluss der Privatplatzierung, also voraussichtlich an oder um den 8. April 2004, jeweils im Girosammelverkehr zur Verfügung gestellt. Ansprüche auf Auslieferung von Einzelurkunden können nicht geltend gemacht werden.
Verwendung des Emissionserlöses	Die HypoVereinsbank beabsichtigt, den Nettoemissionserlös aus diesem Angebot zu allgemeinen Finanzierungszwecken innerhalb der Bank und der HVB Group zu verwenden.
ISIN	DE 0008022005
WKN	802200
Börsenkürzel	HVM

Zusammengefasste Finanz- und sonstige Daten der HVB Group

Die nachstehend zusammengefassten konsolidierten Finanz- und sonstigen Daten sind den an anderer Stelle in diesem Prospekt abgedruckten Konzernabschlüssen der HVB Group und den Pro-forma-Finanzinformationen, dem Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage" sowie weiteren ungeprüften historischen Daten entnommen und sollten im Zusammenhang mit diesen gelesen werden. Die Konzernabschlüsse der HVB Group für die am 31. Dezember 2003 und 2002 endenden Geschäftsjahre (einschließlich der Vergleichszahlen für das Geschäftsjahr 2001) wurden von der KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("KPMG") geprüft. Soweit die Pro-forma-Finanzinformationen in den Konzernabschlüssen der HVB Group enthalten sind, sind sie von der Prüfung durch KPMG umfasst. Pro-forma-Finanzinformationen, die nicht in den Konzernabschlüssen der HVB Group enthalten sind, sind ungeprüft. Siehe "Allgemeine Informationen—Darstellung der Finanzinformationen."

	Geschäftsjahr			
	2003	2002 *(pro forma)*[1]	2002 *(tatsächlich)*	2001
	geprüft, soweit nicht anders angegeben (in Mio. €, ausgenommen Kennzahlen, Angaben je Aktie und sonstige Angaben)			
Gewinn- und Verlustrechnung				
Zinsüberschuss nach Kreditrisikovorsorge	3.568	2.644	2.852	5.257
Provisionsüberschuss	2.795	2.672	2.684	2.877
Handelsergebnis	820	787	787	592
Verwaltungsaufwand	6.371	6.896	7.076	7.716
Betriebsergebnis	1.432	(613)	(638)	1.495
Ergebnis der gewöhnlichen Geschäftstätigkeit	(2.146)	(853)	(821)	1.549
Ertragsteuern	296	(3)	37	582
Jahresüberschuss (-fehlbetrag)	(2.442)	(850)	(858)	967
Jahresüberschuss (-fehlbetrag) ohne Fremdanteile	(2.639)	(809)	(829)	938
Bilanz				
Bilanzsumme	479.455	535.815	691.157	728.551
Forderungen an Kreditinstitute[3]	52.842	57.552	73.867	89.499
Forderungen an Kunden[4]	283.525	314.854	409.938	431.060
Wertberichtigungen auf Forderungen	(11.361)	(12.206)	(13.716)	(12.471)
Finanzanlagen	53.000	65.807	101.998	114.493
Verbindlichkeiten gegenüber Kreditinstituten	112.964	136.419	143.361	134.624
Anteile in Fremdbesitz	2.476	678	813	3.050
Eigenkapital	10.312	11.253	14.230	25.110
Kennzahlen				
Eigenkapitalrentabilität (ohne Bewertungsänderungen von Finanzinstrumenten) nach Steuern[5] (%)	(19,7)	(5,4)	(4,4)	4,9
Eigenkapitalrentabilität (ohne Bewertungsänderungen von Finanzinstrumenten) nach Steuern (bereinigt um Goodwillabschreibungen)[6] (%)	(11,2)	(2,8)	(2,3)	6,5
Cost-Income-Ratio (auf der Basis der Erträge der gewöhnlichen Geschäftstätigkeit)[7] (%)	97,4	73,9	70,4	68,0
Cost-Income-Ratio (auf der Basis der operativen Erträge)[8] (%)	63,0	72,0	69,1	68,4
Anteil Provisionsüberschuss an den gesamten operativen Erträgen[9] (%)	27,6	27,9	26,2	25,5
Kreditrisikovorsorge als Prozentsatz des Zinsüberschusses (%)	39,3	55,5	57,1	28,3
BIZ-Kernkapitalquote (Tier I) (%)	5,9	5,1	5,6	6,0
Angaben je Aktie				
Ergebnis je Aktie (€)	(4,92)	(1,51)	(1,55)	1,75
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen) (€)	(2,81)	(0,77)	(0,81)	2,35
Dividende je Stammaktie (€)	—	N/A	—	0,85
Börsenkurs (€):				
Periodenende	18,34[2]	N/A	15,22[2]	34,32[2]
Höchststand	20,05[2]	N/A	42,55[2]	68,06[2]
Tiefststand	5,70[2]	N/A	11,75[2]	27,40[2]
Börsenkapitalisierung am Periodenende (€ Mrd.)	9,8[2]	N/A	8,2[2]	18,4[2]
Sonstige Daten				
Anzahl Mitarbeiter	60.214	64.254	65.926	69.520
Anzahl Geschäftsstellen	2.062	2.073	2.104	2.238

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformation—Einleitung."

(2) Ungeprüft, wie im Geschäftsbericht der HVB Group wiedergegeben.

(3) Umfasst neben Krediten und Darlehen auch Geldanlagen und sonstige Forderungen.

(4) Umfasst neben Krediten und Darlehen auch Geldanlagen und sonstige Forderungen.

(5) Jahresüberschuss (-fehlbetrag) ohne Fremdanteile als Prozentsatz des durchschnittlichen Eigenkapitals (ohne Bewertungsänderungen von Finanzinstrumenten).

(6) Jahresüberschuss (-fehlbetrag) ohne Fremdanteile bereinigt um Goodwillabschreibungen als Prozentsatz des durchschnittlichen Eigenkapitals (ohne Bewertungsänderungen von Finanzinstrumenten).

(7) Verwaltungsaufwand als Prozentsatz der Erträge der gewöhnlichen Geschäftstätigkeit (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis, Saldo der sonstigen betrieblichen Erträge/Aufwendungen, Finanzanlageergebnis, Abschreibungen auf Geschäfts- oder Firmenwerte, Zuführungen zu Restrukturierungsrückstellungen und Saldo der übrigen Erträge/Aufwendungen).

(8) Verwaltungsaufwand als Prozentsatz der operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo der sonstigen betrieblichen Erträge /Aufwendungen).

(9) Provisionsüberschuss als Prozentsatz der operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo der sonstigen betrieblichen Erträge/Aufwendungen).

Das Angebot

Allgemeines

Das Angebot umfasst eine Gesamtzahl von Stück 214.410.440 Neuen Aktien und besteht aus einem Bezugsangebot an die Aktionäre der HypoVereinsbank sowie der Platzierung etwaiger nicht aufgrund des Bezugsangebots bezogener Neuer Aktien im Rahmen von Privatplatzierungen bei institutionellen Anlegern in Deutschland und andernorts (einschließlich in den Vereinigten Staaten an qualifizierte institutionelle Investoren in Übereinstimmung mit Rule 144A des U.S. Securities Act von 1933 in der jeweils gültigen Fassung) (das "Angebot").

Zeitplan

Dem Angebot liegt folgender Zeitplan zugrunde:

20. März 2004:	Veröffentlichung des Bezugsangebots in der Börsen-Zeitung
23. März 2004:	Einbuchung der Bezugsrechte nach dem Stand vom 22. März 2004 (abends) Beginn der Bezugsfrist und des Bezugsrechtshandels
1. April 2004:	Ende des Bezugsrechtshandels
2. April 2004:	Zulassungsbeschlüsse der deutschen Wertpapierbörsen
5. April 2004:	Ende der Bezugsfrist spätester Zeitpunkt der Zahlung des Bezugspreises
6. April 2004:	Beginn des Handels an den deutschen Wertpapierbörsen

Bezugsangebot

Nachfolgend wird das voraussichtlich am 20. März 2004 in der Börsen-Zeitung und nachfolgend im Bundesanzeiger (elektronische und gedruckte Ausgabe) und in der Frankfurter Allgemeinen Zeitung und der Süddeutschen Zeitung zu veröffentlichende Bezugsangebot wiedergegeben:

Bezugsangebot für Aktien aus der Kapitalerhöhung 2004

Unter teilweiser Ausnutzung des Genehmigten Kapitals gemäß § 5 Abs. 2 der Satzung der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (die "HypoVereinsbank") hat der Vorstand am 25. Februar 2004 mit Zustimmung des Aufsichtsrates vom 25. Februar 2004 beschlossen, das Grundkapital von 1.608.866.100,00 EUR um 643.231.320,00 EUR auf 2.252.097.420,00 EUR durch Ausgabe von 214.410.440 neuen, auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien), auf die jeweils ein anteiliger Betrag des Grundkapitals von 3,00 EUR entfällt ("Neue Aktien") gegen Bareinlagen zu erhöhen. Die Neuen Aktien sind ab dem 1. Januar 2004 gewinnberechtigt.

Ein aus J.P. Morgan Securities Ltd., Lehman Brothers International (Europe), Merrill Lynch International, Citigroup Global Markets Deutschland AG & Co. KGaA und UBS Investment Bank AG (die "Konsortialbanken") bestehendes Bankenkonsortium hat die Neuen Aktien aufgrund eines Aktienübernahmevertrags vom 25. Februar 2004 ("Aktienübernahmevertrag") mit der Verpflichtung übernommen, sie den Aktionären der HypoVereinsbank vorbehaltlich der nachstehenden unter dem Abschnitt "Wichtige Hinweise" genannten Bedingungen im Verhältnis 5:2 zum Bezug anzubieten. Die Eintragung der Durchführung der Kapitalerhöhung in das Handelsregister des Amtsgerichts München ist am 1. März 2004 erfolgt.

Die Bezugsrechte werden für Aktien der HypoVereinsbank, die in Girosammelverwahrung gehalten werden, nach dem Stand vom 22. März 2004, abends, durch die Clearstream Banking AG den Depotbanken automatisch eingebucht.

Aktionäre, die effektive Aktienurkunden halten, können ihr Bezugsrecht zur Vermeidung des Ausschlusses gegen Einreichung des Gewinnanteilscheins Nr. 75 ausüben.

Wir bitten die Aktionäre, ihr Bezugsrecht auf die Neuen Aktien zur Vermeidung des Ausschlusses von der Ausübung ihres Bezugsrechtes in der Zeit

vom 23. März 2004 bis einschließlich 5. April 2004

bei einer der unten genannten Bezugsstellen während der üblichen Schalterstunden auszuüben. Nicht fristgemäß ausgeübte Bezugsrechte verfallen.

Bezugsstellen sind:

In der Bundesrepublik Deutschland: Bayerische Hypo- und Vereinsbank Aktiengesellschaft

In Österreich: Bank Austria Creditanstalt AG

Entsprechend dem Bezugsverhältnis von 5:2 können auf jeweils fünf alte Aktien zwei Neue Aktien bezogen werden.

Bezugspreis

Der Bezugspreis je bezogener Neuer Aktie beträgt 14,00 EUR und ist spätestens am 5. April 2004 zu entrichten.

Bezugsrechtshandel

Die Bezugsrechte (ISIN DE 0003682290 / WKN 368229) werden in der Zeit vom 23. März 2004 bis einschließlich 1. April 2004 im amtlichen Markt an der Frankfurter Wertpapierbörse gehandelt. Die HypoVereinsbank ist bereit, den börsenmäßigen An- und Verkauf von Bezugsrechten nach Möglichkeit zu vermitteln. Vom 23. März 2004 an erfolgt die Preisfeststellung für die Aktien der HypoVereinsbank an allen deutschen Wertpapierbörsen im amtlichen Markt "ex Bezugsrecht". Der Bezug von einer Aktie ist ebenfalls möglich, es werden daher Bruchteile der Bezugsrechte während der Bezugsrechtshandelsfrist gehandelt. J.P. Morgan Securities Ltd. kann geeignete Maßnahmen ergreifen, um für einen geordneten Bezugsrechtshandel Liquidität zur Verfügung zu stellen.

Wichtige Hinweise

Die Konsortialbanken behalten sich vor, unter bestimmten Bedingungen den Aktienübernahmevertrag zu kündigen oder die Durchführung des Bezugsangebotes um bis zu zehn Tage zu verlängern. Zu diesen Umständen zählen insbesondere Veränderungen im Eigenkapital oder wesentliche nachteilige Veränderungen in der Vermögens-, Finanz- oder Ertragslage der HypoVereinsbank oder ihrer wesentlichen Tochtergesellschaften, soweit diese nicht in dem Verkaufsprospekt dargelegt sind, eine Herabstufung oder Ankündigung der Prüfung einer Herabstufung oder eine negative Prognoseveränderung des Ratings der von der HypoVereinsbank begebenen oder garantierten Verbindlichkeiten oder Wertpapiere oder des Financial Strength Ratings der HypoVereinsbank durch eine der großen Ratingagenturen, wesentliche Einschränkungen des Börsenhandels oder des Bankgeschäftes oder der Ausbruch oder die Eskalation von Feindseligkeiten, die wesentliche nachteilige Auswirkungen auf die Finanzmärkte zur Folge haben oder erwarten lassen.

Im Falle der Kündigung des Aktienübernahmevertrages werden die Neuen Aktien zu veränderten Bedingungen angeboten. Eine Rückabwicklung von Bezugsrechtshandelsgeschäften durch die die Bezugsrechtsgeschäfte vermittelnden Stellen findet in einem solchen Fall nicht statt. Anleger, die Bezugsrechte über eine Börse erworben haben, würden dementsprechend in diesem Fall einen Verlust erleiden. Sofern die Konsortialbanken den Aktienübernahmevertrag kündigen, können die Aktionäre, die ihr Bezugsrecht ausgeübt haben, die Neuen Aktien zum Bezugspreis erwerben.

Sollte der Aktienübernahmevertrag nach Abwicklung des Bezugsangebotes (6. April 2004) gekündigt werden, was bis zum 8. April 2004 möglich ist, würde sich diese Kündigung nur auf solche Neue Aktien beziehen, die nicht bezogen wurden. Die Aktienkaufverträge über nicht bezogene Aktien stehen daher unter Vorbehalt. Sollten zu dem Zeitpunkt der Stornierung von Aktieneinbuchungen bereits Leerverkäufe erfolgt sein, trägt der Verkäufer dieser Aktien das Risiko, seine Verpflichtung nicht durch Lieferung von Neuen Aktien erfüllen zu können.

Verbriefung der Neuen Aktien

Die Neuen Aktien werden den Erwerbern als Miteigentumsanteile an einer bei der Clearstream Banking AG hinterlegten Globalurkunde im Girosammelverkehr zur Verfügung gestellt. Die Neuen Aktien tragen die ISIN DE 0008022005 bzw. die WKN 802200 und sind den alten Stammaktien gleichgestellt. Ansprüche auf Auslieferung von Einzelurkunden können nicht geltend gemacht werden.

Provision

Für den Bezug der Neuen Aktien wird die banküblich Provision berechnet, es sei denn, dass das Bezugsrecht unter Einreichung des Gewinnanteilscheins Nr. 75 durch den Bezieher während der üblichen Geschäftsstunden am Schalter einer Bezugsstelle ausgeübt wird und ein weiterer Schriftverkehr hiermit nicht verbunden ist.

Börsenhandel der Neuen Aktien

Die Zulassung der Neuen Aktien zum amtlichen Markt an den Wertpapierbörsen zu Frankfurt am Main, Berlin-Bremen, Düsseldorf, Hannover, Hamburg, München und Stuttgart sowie die Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) der Frankfurter Wertpapierbörse ist beantragt worden und erfolgt voraussichtlich am oder um den 2. April 2004. Die Neuen Aktien (ISIN DE 0008022005 / WKN 802200) werden voraussichtlich ab dem 6. April 2004 an allen deutschen Wertpapierbörsen, der Wiener Börse sowie der SWX Swiss Exchange in die bereits bestehende Preisfeststellung einbezogen. Die HypoVereinsbank beabsichtigt, die Neuen Aktien auch an der Euronext Paris, an der die Stammaktien der HypoVereinsbank gegenwärtig ebenfalls notiert sind, einführen zu lassen.

Platzierung der nicht bezogenen Aktien

Etwaige aufgrund des Bezugsangebotes nicht bezogene Neue Aktien werden durch die Konsortialbanken im Rahmen einer Privatplatzierung bei institutionellen Anlegern verwertet.

Hinweisbekanntmachung

Gedruckte Exemplare des Verkaufsprospektes werden in Deutschland unter anderem bei der vorgenannten Bezugsstelle sowie bei der Frankfurter Wertpapierbörse, Zulassungsstelle, 60485 Frankfurt am Main (Faxnummer 069 / 2111 3991), der Baden-Württembergischen Wertpapierbörse zu Stuttgart, Zulassungsstelle, 70173 Stuttgart (Faxnummer 0711 / 2 22 98 55 29), der Bayerischen Börse, Zulassungsstelle, 80333 München (Faxnummer 089 / 54 90 45 31), der Berlin-Bremer Wertpapierbörse, Zulassungsstelle, 10623 Berlin (Faxnummer 030 / 31 10 91 78), der Hanseatischen Wertpapierbörse Hamburg, Zulassungsstelle, 20095 Hamburg (Faxnummer 040 / 36 13 02 25), der Niedersächsischen Börse zu Hannover, Zulassungsstelle, 30159 Hannover (Faxnummer 0511 / 32 49 15), der Börse Düsseldorf, Zulassungsstelle, 40212 Düsseldorf (Faxnummer 0211 / 13 32 87) zur kostenlosen Ausgabe bereit gehalten.

Verkaufsbeschränkungen

Die Neuen Aktien und die entsprechenden Bezugsrechte sind und werden weder nach den Vorschriften des United States Securities Act of 1933 in seiner jeweils gültigen Fassung ("Securities Act") noch bei den Wertpapieraufsichtsbehörden von Einzelstaaten der Vereinigten Staaten von Amerika registriert. Die Neuen Aktien und die entsprechenden Bezugsrechte dürfen (i) in den Vereinigten Staaten von Amerika nur an "qualified institutional buyers" in Anwendung der Ausnahme von den Registrierungserfordernissen des Securities Act gemäß der Rule 144A nach dem Securities Act, und (ii) außerhalb der Vereinigten Staaten von Amerika nur an bestimmte Personen in "offshore transactions" in Anwendung der Regulation S nach dem Securities Act, angeboten oder verkauft werden bzw. hinsichtlich der Bezugsrechte, nur dort ausgeübt werden.

Die HypoVereinsbank hat nicht die Absicht, das Angebot oder einen Teil davon in den Vereinigten Staaten von Amerika zu registrieren oder ein öffentliches Aktien- oder Bezugsrechtsangebot in den Vereinigten Staaten von Amerika durchzuführen.

München, im März 2004

Bayerische Hypo- und Vereinsbank Aktiengesellschaft

Der Vorstand

Börsennotierung

Die Zulassung der Neuen Aktien zum amtlichen Markt an den Wertpapierbörsen in Berlin-Bremen, Düsseldorf, Frankfurt am Main (Prime Standard), Hamburg, Hannover, München und Stuttgart ist beantragt worden und erfolgt voraussichtlich am oder um den 2. April 2004. Die Einbeziehung der Neuen Aktien in die bestehende Preisfeststellung der Aktien der HypoVereinsbank ist für den 6. April 2004 vorgesehen. Es ist vorgesehen, die Neuen Aktien auch an der Wiener Börse, der SWX Swiss Exchange und der Euronext Paris einführen zu lassen, an der die Stammaktien der HypoVereinsbank bereits notiert sind.

Lieferbarkeit

Die Neuen Aktien werden in einer Globalurkunde verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main, hinterlegt wird. Die im Rahmen des Bezugsangebots bezogenen Neuen Aktien werden nach Ablauf der Bezugsfrist, also voraussichtlich am oder um den 6. April 2004, und die im Rahmen der Privatplatzierung erworbenen Neuen Aktien werden nach Abschluss der Privatplatzierung, also voraussichtlich am oder um den 8. April 2004, jeweils im Girosammelverkehr zur Verfügung gestellt. Ansprüche auf Auslieferung von Einzelurkunden können nicht geltend gemacht werden.

Marktschutzvereinbarungen

Die HypoVereinsbank hat sich gegenüber den Konsortialbanken verpflichtet, im Rahmen des rechtlich Zulässigen, ohne vorherige Zustimmung der J.P. Morgan Securities Ltd. und der Lehman Brothers International (Europe), die nicht unbillig verweigert oder verzögert werden darf, innerhalb eines Zeitraumes voraussichtlich bis zum 8. Oktober 2004 keine Aktien der Bank, Optionen auf solche Aktien oder Wertpapiere, die in solche Aktien gewandelt oder getauscht werden können oder mit Rechten zum Erwerb von solchen Aktien ausgestattet sind, auszugeben, direkt oder indirekt zu verkaufen, anzubieten, sich zu ihrem Verkauf zu verpflichten, anderweitig zu übertragen oder zu veräußern, zu verpfänden oder daran ein sonstiges Sicherungsrecht zu bestellen oder einzuräumen, keine Kapitalerhöhung aus genehmigtem Kapital anzukündigen, keine Kapitalerhöhung einzuleiten (ausgenommen zum Zwecke der Ausgabe von Aktien im Rahmen bestehender Mitarbeiteraktienprogramme, einer Kapitalerhöhung aus Gesellschaftsmitteln, der Akquisition eines Unternehmens oder einer Beteiligung, der Gründung eines Gemeinschaftsunternehmens oder des außerbörslichen Verkaufs eigener Aktien, sofern der Vertragspartner die vorgenannten Verpflichtungen übernimmt) und keine sonstigen Geschäfte (einschließlich Geschäften in Derivaten) abzuschließen, deren wirtschaftlicher Effekt den oben beschriebenen Maßnahmen gleichkommt.

Diese Marktschutzvereinbarung findet keine Anwendung auf die im Handelsbestand der Bank gemäß § 71 Abs. 1 Nr. 7 AktG gehaltenen Aktien der Bank, nach Durchführung des Angebots im Markt erworbene Aktien oder sonstige Wertpapiere, Geschäfte innerhalb der HVB Group, die Ausführung von Handelsgeschäften in Aktien oder sonstigen Wertpapieren im Zusammenhang mit Handelsgeschäften von Kunden sowie das Market-Making der Bank oder ihrer Tochtergesellschaften im Rahmen ihrer üblichen Handelsaktivitäten.

Die Münchener Rück hat sich gegenüber der Bank und den Konsortialbanken verpflichtet, bis zum Ablauf von drei Monaten nach erstmaliger Notierung der Neuen Aktien an den Wertpapierbörsen in Frankfurt am Main und München (d.h. voraussichtlich bis einschließlich 6. Juli 2004), jedoch nicht länger als bis zum 31. Juli 2004, keine Aktien der Bank, die der Münchener Rück bzw. den mit ihr verbundenen Unternehmen gehören, zu veräußern oder anzubieten oder Wertpapiere zu veräußern oder anzubieten, deren Eigentümer aufgrund von Wandlungs-, Options- oder sonstigen Rechten Aktien der Bank verlangen können. Ausgenommen von der in dem vorstehenden Satz enthaltenen Verpflichtung sind Veräußerungen an mit der Münchener Rück verbundene Unternehmen, Aktien des Handelsbestandes sowie die Veräußerung eines während der Kapitalerhöhung erworbenen Überhangs an Aktien der Bank über den vorherigen Bestand von Stück 137.690.260 Aktien hinaus. Ebenso ausgenommen ist die Veräußerung von Aktien der Bank, soweit diese dem Zweck der wirtschaftlichen Absicherung eines vorweggenommenen Verkaufs von Bezugsrechten dient. Zu Handelsaktivitäten der HypoVereinsbank mit der Münchener-Rück-Gruppe im Zusammenhang mit dem Angebot, siehe "—Handelsaktivitäten mit wesentlichen Aktionären."

Stabilisierung

J.P. Morgan Securities Ltd. oder andere in ihrem Namen handelnde Personen können in Zusammenhang mit diesem Angebot für einen Zeitraum von 30 Tagen ab dem 18. März 2004, d.h. bis zum 16. April 2004, Transaktionen mit dem Ziel vornehmen, den Marktpreis der Stammaktien der HypoVereinsbank auf einem Niveau zu halten, das von demjenigen abweicht, welches ohne Stabilisierung bestehen würde. Es besteht jedoch keine Verpflichtung zur Vornahme solcher Stabilisierungsmaßnahmen und eine derartige

Stabilisierungsmaßnahme kann, sofern sie bereits begonnen wurde, jederzeit ohne Vorankündigung beendet werden. In Übereinstimmung mit dem jeweils anwendbaren Recht können solche Transaktionen an allen deutschen Wertpapierbörsen oder an anderen Wertpapierbörsen, an denen die Stammaktien der HypoVereinsbank notiert sind, vorgenommen werden. Somit kann sich ein Börsenkurs bzw. Marktpreis für die Stammaktien der HypoVereinsbank auf einem Niveau ergeben, das nicht von Dauer ist.

Handelsaktivitäten mit wesentlichen Aktionären

Die Münchener-Rück-Gruppe, die Bayerische Forschungsstiftung und die Bayerische Landesstiftung, die wesentliche Beteiligungen an der HypoVereinsbank halten, haben angekündigt, ihre Bezugsrechte nicht auszuüben. Die HypoVereinsbank hat mit der Münchener Rück und der Bayerischen Landesstiftung Vereinbarungen mit dem Ziel getroffen, diese Bezugsrechte marktschonend umzuplatzieren. Zu diesem Zweck erwirbt die HypoVereinsbank Bezugsrechte von diesen Parteien, führt Leerverkäufe von HypoVereinsbank-Aktien durch, schließt Wertpapierleihgeschäfte ab und veräußert die in diesem Zusammenhang erworbenen Bezugsrechte weiter. Diese Geschäfte erfolgen auf eigene Rechnung, werden außerbörslich außerhalb der Vereinigten Staaten vorgenommen und können dazu führen, dass sich der Kurs der Aktie der HypoVereinsbank oder der Kurs der Bezugsrechte anders entwickelt, als dies ohne solche Maßnahmen der Fall wäre. Ähnliche Geschäfte können auch mit anderen Aktionären und von Konsortialbanken abgeschlossen werden.

Verwendung des Emissionserlöses

Der Nettoemissionserlös beträgt ca. € 2.940 Millionen, unter Zugrundelegung eines Bezugspreises von € 14 je Neuer Aktie. Die von der HypoVereinsbank zu tragende Vergütung für die Konsortialbanken beträgt ca. € 60 Millionen. Die auf die HypoVereinsbank entfallenden sonstigen Emissionskosten belaufen sich auf ca. € 2 Millionen.

Die HypoVereinsbank beabsichtigt, den Nettoemissionserlös zu allgemeinen Finanzierungszwecken innerhalb der Bank und des Konzerns zu verwenden.

Wertpapier-Kenn-Nummern, Börsenkürzel

International Securities Identification Number (ISIN): .... DE 0008022005
Wertpapier-Kenn-Nummer (WKN): 802200
Börsenkürzel: .... HVM

Stimmrecht und Dividendenberechtigung

Jede der Neuen Aktien gewährt dem Inhaber eine Stimme in der Hauptversammlung der HypoVereinsbank. Die Stimmrechte aus den Neuen Aktien können auf der zum 29. April 2004 einberufenen ordentlichen Hauptversammlung der Bank ausgeübt werden. Die Neuen Aktien sind mit der vollen Gewinnanteilberechtigung ab dem 1. Januar 2004 ausgestattet.

Bekanntmachungen, Zahl- und Hinterlegungsstellen

Die Bekanntmachungen der HypoVereinsbank erfolgen satzungsgemäß im elektronischen Bundesanzeiger. Die Aktien betreffende Mitteilungen werden ebenfalls im elektronischen Bundesanzeiger und in einem überregionalen Pflichtblatt der Wertpapierbörsen in Berlin-Bremen, Düsseldorf, Frankfurt am Main, Hamburg, Hannover, München und Stuttgart veröffentlicht. Börsenrechtliche Bekanntmachungen erfolgen darüber hinaus in der gedruckten Ausgabe des Bundesanzeiger.

Zahl- und Hinterlegungsstellen für die Aktien der HypoVereinsbank sind:

- in Deutschland: HypoVereinsbank, München, und ihre deutschen Geschäftsstellen; und die folgenden Finanzinstitute und ihre Geschäftsstellen in Berlin, Bremen, Düsseldorf, Frankfurt am Main, Hamburg, Hannover, München und Stuttgart: Bankhaus BethmannMaffei OHG, Bankhaus Neelmeyer AG, Bayerische Landesbank Girozentrale, Commerzbank AG, Deutsche Bank AG, DZ BANK AG, Dresdner Bank AG, Vereins- und Westbank AG, Westfalenbank AG;

- in Frankreich: Société Générale, Paris;
- in Österreich: Bank Austria Creditanstalt AG, Wien; Schoellerbank AG, Wien; und
- in der Schweiz: Bank von Ernst & Cie. AG, Zürich; Credit Suisse First Boston, Zürich; Credit Suisse, Zürich; UBS AG, Zürich.

Weitere wichtige Hinweise

Wie oben im Bezugsangebot unter "Wichtige Hinweise" ausgeführt, können die Konsortialbanken den Aktienübernahmevertrag bis zum 5. April 2004 hinsichtlich des Bezugsangebots und, nach Aufnahme des Handels in den Neuen Aktien, bis zum 8. April 2004 hinsichtlich etwaiger aufgrund des Bezugsangebots nicht bezogener Aktien kündigen. Die Ausübung des Bezugsrechts sowie Kaufverträge über Neue Aktien, die nicht aufgrund des Bezugsangebotes bezogen wurden, stehen daher unter Vorbehalt. Sollten zu dem Zeitpunkt der Stornierung von Aktieneinbuchungen bereits Leerverkäufe erfolgt sein, trägt der Verkäufer dieser Aktien das Risiko, diese Verpflichtung nicht durch Lieferung von Neuen Aktien erfüllen zu können.

Zusatzinformationen zum Angebot in Österreich

Die Zulassung der Neuen Aktien zum Amtlichen Handel an der Wiener Börse erfolgte am 19. März 2004. Der Notierungsbeginn erfolgt voraussichtlich am 6. April 2004.

Börsekürzel (Wiener Börse):..HVB

Die Bezugsrechte (ISIN DE 0003682290) werden voraussichtlich vom 23. März 2004 bis zum 1. April 2004 (jeweils einschließlich) im Amtlichen Handel an der Wiener Börse gehandelt.

Veröffentlichungen im Zusammenhang mit dem Angebot in Österreich erfolgen im Amtsblatt zur Wiener Zeitung. In Österreich werden gedruckte Exemplare des Prospekts bei der Bank Austria Creditanstalt zur kostenlosen Ausgabe bereitgehalten.

Einen Überblick zur steuerlichen Behandlung der Erträge in Österreich sowie des Doppelbesteuerungsabkommens Österreich-Deutschland enthält der Abschnitt "Besteuerung in Österreich."

Zusatzinformationen zum Angebot in der Schweiz

Die Sekundärkotierung der Neuen Aktien am Hauptsegment der SWX Swiss Exchange und die Einbeziehung der Neuen Aktien in die bestehende Preisfeststellung an der SWX Swiss Exchange erfolgt voraussichtlich am 6. April 2004. Die Handelswährung der Aktien der HypoVereinsbank an der SWX Swiss Exchange ist Schweizer Franken. An der SWX Swiss Exchange erfolgt kein Bezugsrechtshandel. In der Schweiz steht der Prospekt bei der UBS AG zur Verfügung. Angaben zur Verbriefung der Neuen Aktien sind im Abschnitt "— Lieferbarkeit", Angaben zu Zahl- und Hinterlegungsstellen in der Schweiz sind im Abschnitt "— Bekanntmachungen, Zahl- und Hinterlegungsstellen" enthalten.

Valorensymbol: ....BVM
Valorennummer: 324500
Clearingstelle:..SIS SEGAINTERSETTLE AG

Risikofaktoren

Vor einer Entscheidung über den Kauf der Neuen Aktien sollten potenzielle Anleger die nachstehend beschriebenen spezifischen Risikofaktoren sowie die anderen in diesem Prospekt enthaltenen Informationen sorgfältig lesen und berücksichtigen. Alle nachfolgend beschriebenen Risiken sowie weitere Risiken und Unwägbarkeiten, die zum Datum dieses Prospekts nicht bekannt sind oder als unbedeutend angesehen wurden, könnten erhebliche nachteilige Auswirkungen auf das Geschäft, die Geschäftsaussichten, Ertragslage, Finanzlage oder das Rating der HVB Group haben und sich daher negativ auf den Marktpreis der von der HypoVereinsbank ausgegebenen Aktien auswirken. Diese Risiken können auch einzeln oder in Verbindung mit anderen Faktoren verhindern, dass die HVB Group die sich selbst gesetzten Finanzziele erreicht. Die Reihenfolge der nachfolgend beschriebenen Risikofaktoren ist kein Indiz für die Wahrscheinlichkeit, dass ein hierin beschriebenes Risiko eintritt. Die beschriebenen Risiken können auch kumulativ eintreten.

Risiken bezogen auf die Geschäftstätigkeit der HVB Group

Sollte es der HVB Group nicht gelingen, ihre strategischen Pläne vollständig umzusetzen und ihre strategischen Ziele zu erreichen, könnte dies einen erheblichen nachteiligen Einfluss auf die zukünftige Ertragskraft der HVB Group und den Aktienkurs der HypoVereinsbank haben

Nach Abschluss ihres Transformationsprogramms 2003 hat sich die HVB Group Anfang des Jahres 2004 mit ihrem Strategieprogramm "Mit Europa wachsen" die folgenden grundlegenden strategischen Ziele gesetzt: Steigerung der operativen Profitabilität, Schärfung ihres Geschäftsprofils und die weitere Verbesserung des Kapital- und Risikomanagements. Siehe "Geschäftstätigkeit der HVB Group—Strategie." Die HVB Group hat deutlich gemacht, dass das Erreichen dieser Ziele für eine nachhaltige Verbesserung ihrer Ertragskraft und ihres künftigen Wachstums unabdingbar ist. Eine Reihe von Faktoren, u.a. ein Marktrückgang und Marktschwankungen, eine veränderte Marktstellung der HVB Group und veränderte Marktbedingungen in den Kernmärkten der HVB Group, d.h. in Deutschland, Österreich und Zentral- und Osteuropa, oder ungünstige gesamtwirtschaftliche Bedingungen in diesen Märkten könnten das Erreichen einiger oder aller Ziele, die sich die HVB Group gesetzt hat, verhindern. Wenn es der HVB Group nicht gelingt, ihre angekündigten strategischen Pläne vollständig umzusetzen oder wenn die Kosten für die Erreichung dieser Ziele die Erwartungen der HVB Group übersteigen, könnte die künftige Ertragskraft der HVB Group wie auch der künftige Aktienkurs der HypoVereinsbank und ihre Wettbewerbsfähigkeit erheblich nachteilig beeinflusst werden.

Die HVB Group wies in den Geschäftsjahren 2002 und 2003 ein negatives Ergebnis und in 2002 einen operativen Verlust aus; obwohl die HVB Group im Jahr 2003 einen operativen Gewinn ausgewiesen hat, indiziert dies nicht unbedingt auch künftige Profitabilität

Im Jahr 2002 hat die HVB Group mit Verlust gearbeitet und ein negatives Betriebsergebnis von € 638 Mio., ein negatives Ergebnis vor Steuern von € 821 Mio. und einen Jahresfehlbetrag in Höhe von € 858 Mio. ausgewiesen. Dieses Ergebnis spiegelte unter anderem einen Rückgang des Zinsüberschusses um 9,3 % im Vergleich zu 2001 und einen Anstieg der Risikovorsorge gegenüber dem Vorjahr um 83,1 % auf € 3,8 Mrd. wider. Auf Pro-forma-Basis unter Berücksichtigung der Abspaltung, als hätte diese am 1. Januar 2002 stattgefunden (pro forma), wies die HVB Group (pro forma) ein negatives Betriebsergebnis in Höhe von € 613 Mio., ein negatives Ergebnis vor Steuern von € 853 Mio., einen Jahresfehlbetrag von € 850 Mio. und einen Jahresfehlbetrag ohne Fremdanteile in Höhe von € 809 Mio. auf, was unter anderem einen Rückgang des Zinsüberschusses von 11,0 % im Vergleich zum Jahr 2001 und einen Anstieg der Risikovorsorge gegenüber dem Vorjahr um 84,6 % auf € 3,3 Mrd. widerspiegelt. Im Jahr 2003 erzielte die HVB Group ein positives Betriebsergebnis in Höhe von € 1.432 Mio. Im Geschäftsjahr 2003 wies die HVB Group ein negatives Ergebnis vor Steuern in Höhe von € 2.146 Mio. und einen Jahresfehlbetrag in Höhe von € 2.442 Mio. aus. Der Jahresfehlbetrag der HVB Group ohne Fremdanteile betrug im Jahr 2003 € 2.639 Mio. Das positive Betriebsergebnis der HVB Group im Jahr 2003 war in erster Linie auf einen Rückgang der Kreditrisikovorsorge um 29,7 %, einen Anstieg des Provisionsüberschusses um 4,6 %, einen Anstieg der sonstigen betrieblichen Erträge um über 100 % und einen Rückgang des Verwaltungsaufwands um 7,6 %, jeweils im Vergleich zu den entsprechenden Pro-forma-Angaben der HVB Group für das Geschäftsjahr 2002 ("HVB Group (pro forma) 2002") zurückzuführen. Der Jahresfehlbetrag der HVB Group vor bzw. nach Steuern war in erster Linie auf den Aufwand für Wertminderungen im Zusammenhang mit der Differenz zwischen dem erzielbaren Betrag und den Buchwerten der Anteile der HVB Group an börsennotierten Gesellschaften und darüber hinaus auf außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte (insbesondere auf den Goodwill der Bank Austria Creditanstalt) sowie die Risikoabschirmung für die Hypo Real Estate Bank zurückzuführen. Diese Effekte betrugen in Summe € 3.351 Mio. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Wesentliche Bilanzierungs- und Bewertungsmethoden—IAS 39—AfS-Finanzinstrumente" und "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Vergleich der Geschäftsjahre 2003 und 2002—Überblick."

Es gibt keine Gewähr dafür, dass die HVB Group in der Zukunft in der Lage ist, ihr derzeitiges operatives Profitabilitätsniveau beizubehalten oder gar zu verbessern oder einen Jahresüberschuss zu erzielen. Die operativen Erträge können aus unterschiedlichen Gründen zurückgehen oder stagnieren, etwa bei einem fehlenden Anstieg der Zinsmarge der HVB Group, einer Stagnation oder einem Rückgang des provisionsbasierten Geschäfts oder einem Rückgang des Handelsergebnisses. Darüber hinaus ist die Kreditrisikovorsorge der HVB Group mit € 2.313 Mio. im Geschäftsjahr 2003 weiterhin hoch und wird es möglicherweise in Anbetracht der wirtschaftlichen Lage in Deutschland allgemein, der hohen Anzahl von Insolvenzen bei kleinen und mittleren Unternehmen und der schlechten Lage des Immobiliensektors auch weiterhin bleiben. In Anbetracht des Umstands, dass die HVB Group einer der größten Darlehensgeber für mittelständische Unternehmen ist sowie des Umfangs des inländischen gewerblichen Immobilienfinanzierungsportfolios der HypoVereinsbank, das nicht an die Hypo Real Estate Group übertragen wurde, haben diese Faktoren einen erheblichen Einfluss auf die HVB Group. Sollten große Insolvenzen oder andere unerwartete Ereignisse eintreten, für welche keine ausreichenden Wertberichtigungen gebildet wurden, übersteigt die Kreditrisikovorsorge in den kommenden Jahren möglicherweise die des Jahres 2003. Auch wenn der Verwaltungsaufwand in jüngerer Zeit zurückging, ist das Niveau der betrieblichen Aufwendungen der HVB Group im Vergleich zu vielen anderen europäischen privaten Geschäftsbanken hoch und die Cost-Income-Ratio (gemessen an den operativen Erträgen) des Konzerns betrug im Jahr 2003 63,0 % bzw. ohne die Sondereffekte aus der Veräußerung der norisbank AG und der Bank von Ernst & Cie. AG 66,0 % (HVB Group (pro forma) 2002: 72,0 %). Nach mehreren Kostensenkungsprogrammen, unter anderem umfangreichem Personalabbau in den Jahren 2001 bis 2003, ist das Kostensenkungspotential für den Verwaltungsaufwand möglicherweise sehr begrenzt.

Sollte es der HVB Group nicht gelingen, ihre operative Profitabilität nachhaltig zu verbessern oder ein nachhaltig positives Jahresergebnis zu erzielen, so kann dies zu einer weiteren Verschlechterung der Ratings der HVB Group führen, was sich wiederum auf die Refinanzierungskosten der HVB Group, deren Fähigkeit, in bestimmten Geschäftsbereichen tätig zu sein, sowie die Finanz- und Ertragslage der HVB Group nachteilig auswirken würde. Siehe "—Eine Verschlechterung der Ratings der HVB Group birgt erhebliche Risiken für das Geschäft der HVB Group."

Ob die HVB Group die Finanzziele, die sie sich gesetzt hat, erreichen kann, hängt von zahlreichen Faktoren ab, auf die der Konzern zum Teil keinen Einfluss hat

Die Finanzziele für das Jahr 2004, die sich die HVB Group in ihrem Konzernabschluss für das Jahr 2003 gesetzt hat, unterliegen wie alle zukunftsgerichteten Aussagen Risiken und Unwägbarkeiten, die dazu führen können, dass die tatsächlichen Ergebnisse und die Finanzlage der HVB Group erheblich von den Zielen, die sie sich gesetzt hat, abweichen. Siehe "Allgemeine Informationen—Zukunftsgerichtete Aussagen." Insbesondere das Ziel, operative Erträge von € 9.600 Mio. bis € 10.000 Mio. im Jahr 2004 zu erwirtschaften, basiert auf bestimmten Annahmen hinsichtlich Zinsmargen, Provisionserträgen und Handelsergebnis. Die HVB Group ist möglicherweise aus verschiedenen Gründen nicht in der Lage, operative Erträge in der angestrebten Höhe zu erzielen, so z.B. wenn das allgemeine Zinsniveau weiterhin sehr niedrig bleibt, die HVB Group sich mit ihrer risikoadjustierten Preisgestaltung nicht durchsetzen kann, es wegen der allgemein hohen Volatilität des Handelsergebnisses zu Verlusten oder einem geringeren Handelsergebnis kommt oder die Provisionserträge aufgrund geringer Handelsaktivität in den Wertpapiermärkten hinter den Erwartungen zurückbleiben. Die HVB Group muss die geplanten € 1.900 bis € 2.100 Mio. Kreditrisikovorsorge für das Jahr 2004 möglicherweise erhöhen, wenn beispielsweise bei Kreditengagements der HVB Group gegenüber bedeutenden Firmenkunden oder in Branchen, in denen die HVB Group bedeutende Kreditengagements hat, wie in den Branchen Immobilien, Energie oder Telekommunikation (insbesondere Kabelnetzwerke) unerwartete Schwierigkeiten auftreten. Die HVB Group muss ihre geplante Kreditrisikovorsorge möglicherweise auch dann erhöhen, wenn sich bei internen oder externen Kontrollen herausstellen sollte, dass die Wertberichtigungen der HVB Group unzureichend sind und für das Jahr 2004 nicht geplante zusätzliche Wertberichtigungen erforderlich sind. Die geplanten € 6.100 Mio. bis € 6.300 Mio. Verwaltungsaufwand für das Jahr 2004 basieren u.a. auf der Annahme, dass der Zeitplan für die Integration der Vereins- und Westbank eingehalten werden kann, die daraus von der HypoVereinsbank erwarteten Synergien erzielt werden und die Rückstellung für die Kosten der Integration ausreichend bemessen ist. Sollte sich herausstellen, dass eine der geplanten Maßnahmen kostenintensiver ist als geplant oder nicht zeitgerecht durchgeführt werden kann, ist die HVB Group möglicherweise nicht in der Lage, den Verwaltungsaufwand auf das geplante Niveau zu begrenzen. Sollten die operativen Erträge der HVB Group die geplante Bandbreite nicht erreichen oder der Verwaltungsaufwand die geplante Bandbreite übersteigen, ist der Konzern möglicherweise auch nicht in der Lage, seine für das Jahr 2004 geplante Cost-Income-Ratio von 63-65 % zu erreichen. Im Konzernabschluss der HVB Group für das Jahr 2003 sind weitere Finanzziele für das Jahr 2004 enthalten, die ähnlichen Risiken und Unsicherheiten unterliegen wie die vorstehend beschriebenen Finanzziele. Erreicht die HVB Group ihre Finanzziele nicht, könnte sich dies nachteilig auf den künftigen Kurs der Aktien der HypoVereinsbank auswirken und allgemein Zweifel an der Fähigkeit der HVB Group, ihre strategischen Ziele zu erreichen, aufkommen lassen.

Ein erneuter Kursrückgang an den Aktienmärkten oder eine Änderung der Annahmen, die der Bewertung des Anlagevermögens der HVB Group zu Grunde liegen, können zu weiterem erheblichen Wertminderungsaufwand führen

Die HVB Group hat im Jahr 2003 auf Konzernbasis erhebliche Wertminderungen bei Finanzanlagen und in Bezug auf Geschäfts- oder Firmenwerte, insbesondere den Geschäfts- und Firmenwert der Bank Austria Creditanstalt ausgewiesen. Auch auf unkonsolidierter Basis (nach deutschen Rechnungslegungsvorschriften) hat die HypoVereinsbank im Jahr 2003 im Hinblick auf ihre Beteiligungen an börsennotierten Gesellschaften erhebliche außerplanmäßige Abschreibungen vorgenommen. Diese Wertminderungen haben sich im Jahr 2003 sehr nachteilig auf das Jahresergebnis der HVB Group und der HypoVereinsbank ausgewirkt. Auch wenn die HypoVereinsbank Maßnahmen zur Verringerung ihres Marktrisikos ergriffen hat und ähnlich umfangreiche Wertminderungen im Finanzanlagenbestand in Anbetracht der bereits erfolgten Bestandsreduzierung zum Datum dieses Prospekts kaum möglich sind, können Wertminderungen oder außerplanmäßige Abschreibungen in Zukunft eine erhebliche nachteilige Auswirkung auf das Ergebnis haben. Weiterer Wertminderungsaufwand, beispielsweise aufgrund eines erneuten Kursrückgangs an den Aktienmärkten oder aufgrund von Änderungen der tatsächlichen Umstände oder von Schätzungen und Annahmen, die der Bewertung der Beteiligungen der HVB Group durch die HypoVereinsbank auf konsolidierter oder unkonsolidierter Basis zu Grunde liegen, würde sich nachteilig auf das Ergebnis, das bilanzielle Eigenkapital und die Kapitalquoten der HypoVereinsbank und der HVB Group auswirken. Dabei würde eine außerplanmäßige Abschreibung von Geschäfts- oder Firmenwerten die gemäß BIZ berechnete Kernkapitalquote der HVB Group nicht beeinflussen, da bei der Berechnung der BIZ-Kernkapitalquote Geschäfts- oder Firmenwerte nicht berücksichtigt werden. Die Bundesanstalt für Finanzdienstleistungsaufsicht ("BaFin") kann entsprechende Maßnahmen ergreifen, sollten die Mindesteigenmittelerfordernisse nicht erfüllt werden. Siehe "—Regulatorische Risiken—Das regulatorische Umfeld der HVB Group kann sich ändern; die Nicht-Befolgung aufsichtsrechtlicher Vorschriften kann zur Verhängung von Zwangsmaßnahmen führen." Darüber hinaus würden von der HypoVereinsbank auf unkonsolidierter Basis vorgenommene Abschreibungen auf Finanzanlagen den ausschüttungsfähigen Bilanzgewinn der HypoVereinsbank und folglich die Fähigkeit, Dividenden auszuschütten, negativ beeinflussen. Siehe "Dividenden und Dividendenpolitik."

Ungünstige Wirtschafts- oder Marktbedingungen können zu einem Rückgang des provisionsbasierten Geschäfts der HVB Group führen

In der Vergangenheit haben Markteinbrüche zu einem Rückgang der Anzahl der Kundengeschäfte im Wertpapierbereich sowie der an Kunden der HVB Group verkauften Anlageprodukte geführt, was insgesamt zu einem Rückgang des Provisionsüberschusses führte. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Vergleich der Geschäftsjahre 2002 und 2001—Ertragslage—Provisionsüberschuss." Da die Provisionen im Wertpapier- und Depotgeschäft der HVB Group in vielen Fällen auf dem Wert oder der Performance des betreffenden Wertpapierportfolios oder dem Volumen der entsprechenden Wertpapiertransaktionen beruhen, könnte ein Markteinbruch, der den Wert der Portfolios oder die Volumina der von den Kunden der HVB Group abgeschlossenen Geschäfte mindert, den Provisionsertrag aus dem Wertpapiergeschäft und dem Vermögensmanagement reduzieren. Gleichermaßen könnte ein anhaltender Markteinbruch negative Auswirkungen auf die Nachfrage der Kunden der HVB Group nach kapitalmarktorientierten Finanzierungslösungen haben. Ein wesentlicher Rückgang der Anzahl oder des Umfanges von Anleiheemissionen oder der Emission sonstiger Kapitalmarktinstrumente, an denen sich die HVB Group beteiligt, könnte es der HVB Group unmöglich machen, ihr Ziel einer Erhöhung des Anteils der provisionsbasierten Erträge an den gesamten operativen Erträgen zu erreichen. Eine Stagnation bzw. ein Rückgang des Provisionsüberschusses der HVB Group könnte sich nachteilig auf die Finanz- und Ertragslage der HVB Group auswirken. Zu Risiken, die sich aus einer potenziellen Volatilität des Handelsergebnisses der HVB Group, auch infolge eines Markteinbruchs, ergeben können, siehe "—Das Handelsergebnis der HVB Group ist möglicherweise volatil."

Bestimmte Schritte des Transformationsprogramms 2003 der HVB Group, insbesondere betreffend die Abspaltung der Hypo Real Estate Group, beinhalten eine fortdauernde Haftung für Verbindlichkeiten und bergen operative Risiken

Auch wenn die HVB Group und die Hypo Real Estate Group nunmehr zwei unabhängige Konzerne sind und die HVB Group keine Beteiligung mehr an der Hypo Real Estate Group hält, bleiben eine Reihe von anhaltenden potenziellen oder tatsächlichen gesetzlichen und vertraglichen Haftungstatbeständen und Risiken der HVB Group gegenüber der Hypo Real Estate Group bestehen, die sich aus der Abspaltung ergeben oder mit ihr in Verbindung stehen:

- Gesamtschuldnerische Haftung der HypoVereinsbank und der Hypo Real Estate Holding AG während eines Zeitraums von fünf Jahren ab dem 29. September 2003 für die Zahlungsverpflichtungen der HypoVereinsbank, die am 29. September 2003 bestanden und durch die Abspaltung auf die Hypo Real Estate Holding AG übertragen wurden, insbesondere Zahlungsverpflichtungen in Bezug auf die Rückzahlung des Nennbetrags (€ 102,3 Mio.) der am 29. September 2003 ausstehenden Genussscheine der HypoVereinsbank und in Bezug auf die nachzuzahlenden Vorausgewinnanteile der Vorzugsaktionäre der HypoVereinsbank für das Jahr 2002.

- Potenzielle Haftung der HypoVereinsbank aus ihrer Patronatserklärung für das Geschäftsjahr 2002 sowie gleichlautenden Erklärungen aus früheren Jahren, wenn und soweit eine unter diese Patronatserklärungen fallende ehemalige Tochtergesellschaft der HypoVereinsbank, die im Rahmen der Abspaltung auf die Hypo Real Estate Holding AG übertragen wurde, nicht in der Lage sein sollte, solchen Verpflichtungen nachzukommen, die bereits vor Wirksamwerden der Abspaltung bestanden und von einer der abgegebenen Patronatserklärungen abgedeckt waren. Darüber hinaus kann nicht ausgeschlossen werden, dass die HypoVereinsbank unter einer derartigen Patronatserklärung auch für Verpflichtungen haftet, die nach der Abspaltung, jedoch vor der Veröffentlichung des Geschäftsberichts der HVB Group für das Geschäftsjahr 2003 entstanden sind.

- Haftung der HypoVereinsbank aus einer Haftungsfreistellungserklärung gegenüber dem Bundesverband deutscher Banken, wonach die HypoVereinsbank Verluste ausgleichen muss, die dem Bundesverband deutscher Banken aufgrund von Maßnahmen des Einlagensicherungsfonds entstehen können, die dieser ergreift, um die Hypo Real Estate Bank AG im Fall unmittelbar bevorstehender oder bestehender Schwierigkeiten zu unterstützen. Die Haftungserklärung erlischt am 31. Dezember 2005.

- Haftung der HypoVereinsbank gemäß der Ausgleichsvereinbarung mit der Hypo Real Estate Bank AG in Bezug auf bestimmte Einzelwertberichtungen, die von der Hypo Real Estate Bank AG in Bezug auf Kredite, die am oder vor dem 1. Januar 2003 ausgereicht oder erworben wurden, gebildet wurden, wenn und soweit die Einzelwertberichtigungen zu einem Jahresfehlbetrag der Hypo Real Estate Bank AG von insgesamt bis zu € 590 Mio. im Jahr 2003 oder 2004 führen (davon bis zu € 460 Mio. für das Jahr 2003). Die HypoVereinsbank geht davon aus, dass für das Jahr 2003 der Höchstbetrag von € 460 Mio. in Anspruch genommen wird. Dieser Betrag wird daher in der Gewinn- und Verlustrechnung der HVB Group für das Geschäftsjahr 2003 unter "Übrige Aufwendungen" erfasst. Ein weiterer Betrag von bis zu € 130 Mio. kann im Geschäftsjahr 2004 in Anspruch genommen werden.

- Haftung der HypoVereinsbank aufgrund der Übernahme der Verantwortung für den Börsenzulassungsprospekt vom 19. September 2003 betreffend die Zulassung der im Zusammenhang mit der Abspaltung ausgegebenen Aktien der Hypo Real Estate Holding AG an der Frankfurter Wertpapierbörse.

- Kreditengagements der HypoVereinsbank gegenüber der Hypo Real Estate Group aus Liquiditätsfazilitäten, Kreditlinien und anderen Kreditfazilitäten, die im Zusammenhang mit der Abspaltung übernommen wurden und deren Inanspruchnahmen zum 31. Dezember 2003 sich auf insgesamt ca. € 6,1 Mrd. beliefen.

- Haftung der HypoVereinsbank aus ihrer Haftungsfreistellungsvereinbarung mit der Hypo Real Estate Capital Corporation im Zusammenhang mit dem Verkauf bestimmter U.S.-Darlehensportfolios durch die HypoVereinsbank an die Hypo Real Estate Capital Corporation.

Eine nähere Beschreibung der oben genannten Haftungstatbestände, potenziellen Verpflichtungen und Haftungsrisiken findet sich im Abschnitt "Beziehungen und Transaktionen mit wesentlichen Aktionären und bestimmten anderen Personen—Bestimmte Beziehungen und Transaktionen—Beziehungen zur Hypo Real Estate Group."

Sollte einer der vorstehend beschriebenen Haftungstatbestände zum Tragen kommen oder sollte die Hypo Real Estate Group ihren Zahlungsverpflichtungen aus den vorstehend beschriebenen Kreditfazilitäten oder Kreditlinien nicht nachkommen, so würde dies die Ertragslage, das Ergebnis vor Steuern und/oder das Jahresergebnis der HVB Group negativ beeinflussen.

Eine Verschlechterung der Ratings der HVB Group birgt erhebliche Risiken für das Geschäft der HVB Group

Moody's, Standard & Poor's und Fitch haben die Ratings der HypoVereinsbank in den letzten Jahren mehrfach herabgestuft. Siehe "Allgemeine Informationen über die HypoVereinsbank—Ratings." Ohne eine anhaltende

Verbesserung der operativen Profitabilität der HVB Group besteht ein erhebliches Risiko einer weiteren Verschlechterung des langfristigen Ratings der HypoVereinsbank durch Moody's (derzeit A3 (Ausblick: stabil)), Standard & Poor's (derzeit A- (Ausblick: stabil)) und Fitch (derzeit A (Ausblick: stabil)). Auch wenn sich das operative Ergebnis der HVB Group im Jahr 2003 im Vergleich zu dem negativen Betriebsergebnis (pro forma) des Jahres 2002 verbessert hat, kann keine Garantie dafür übernommen werden, dass diese Verbesserung nachhaltig ist. Siehe vorstehend "Die HVB Group wies im Geschäftsjahr 2002 und 2003 ein negatives Ergebnis und in 2002 einen operativen Verlust aus; obwohl die HVB Group im Jahr 2003 einen operativen Gewinn ausgewiesen hat, indiziert dies nicht unbedingt auch künftige Profitabilität."

Weitere erfolgswirksame Wertminderungen, unvorhergesehene Ausfälle großer Darlehensnehmer und eine weitere Verschlechterung der allgemeinen wirtschaftlichen Lage in den Kernmärkten der HVB Group kann ebenfalls zu einer Herabstufung der Ratings der HVB Group führen.

Eine weitere Verschlechterung der Kreditratings der HypoVereinsbank, der Bank Austria Creditanstalt oder anderer, ebenfalls gerateter, Tochtergesellschaften der HVB Group, würde nicht nur zu erhöhten Refinanzierungskosten führen, sondern auch die Refinanzierungsmöglichkeiten der HVB Group stark einschränken und Auswirkungen auf die Liquidität haben. Des Weiteren kann eine Herabstufung des Ratings bei bestimmten Transaktionen, wie beispielsweise Liquiditätsfazilitäten für Commercial-Paper-Programme, bei denen die HypoVereinsbank als Liquiditäts-Provider fungiert, Einlagenfazilitäten oder derivativen Geschäften, zu einem Kündigungsrecht des Kontrahenten führen oder Verpflichtungen seitens der HVB Group begründen, Sicherheiten für zuvor unbesicherte Verbindlichkeiten zu bestellen oder zusätzliche Sicherheiten für bereits besicherte Verbindlichkeiten zu leisten. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Wesentliche Faktoren—Sonstige Schlüsselfaktoren—Ratings." Darüber hinaus können Herabstufungen des Ratings die Möglichkeiten der HVB Group beschränken, in bestimmten (strategisch wichtigen) Geschäftsbereichen tätig zu sein, und sich äußerst negativ auf die Ertrags- und Finanzlage sowie die Liquidität des Konzerns auswirken. Eine Beschreibung der Maßnahmen, welche die BaFin bei Nichterfüllung der Mindestliquiditätsvorschriften ergreifen kann, findet sich im Abschnitt "—Regulatorische Risiken—Das regulatorische Umfeld der HVB Group kann sich ändern; die Nicht-Befolgung aufsichtsrechtlicher Vorschriften kann zur Verhängung von Zwangsmaßnahmen führen."

Das Geschäftsumfeld der HVB Group beinhaltet Herausforderungen

Das Geschäftsumfeld der HVB Group bleibt insbesondere in Deutschland schwierig. Das Wirtschaftswachstum in Deutschland war und ist schleppend, die Arbeitslosigkeit ist hoch und die Anzahl der Insolvenzen ist seit einigen Jahren steigend. Diese Situation hat zu einem bedeutenden Anstieg der Kreditausfälle bei der HVB Group geführt, insbesondere bei Darlehensnehmern im Immobiliensektor und bei Privatkunden und kleineren und mittleren Unternehmen. Die Höhe der Kreditrisikovorsorge und der Kreditausfälle, die sich aus Kreditengagements gegenüber Privatkunden und kleinen und mittleren Unternehmen ergeben, sind zum Großteil durch die Wirtschaftslage und die Anzahl der Insolvenzen bedingt. Die HVB Group ist einer der größten Darlehensgeber für den deutschen Mittelstand. Sie zählt auch zu den führenden Anbietern von Darlehen für Privatkunden und kleine und mittlere Unternehmen in Österreich und Polen. Sollte die Wirtschaftslage in ihren wichtigsten Märkten - Deutschland, Österreich und Polen - schwierig bleiben, werden die Kreditrisikovorsorge und Wertberichtigungen der HVB Group aller Wahrscheinlichkeit nach hoch bleiben und können möglicherweise sogar noch steigen. Die HVB Group hat im Jahr 2003 ihre Kreditengagements in Europa und den Vereinigten Staaten in Branchen, die in den letzten zwei bis drei Jahren mit Schwierigkeiten zu kämpfen hatten (wie etwa die Telekommunikationsbranche, insbesondere die weltweite Kabelindustrie, der Energiesektor in den Vereinigten Staaten und im Vereinigten Königreich sowie der Immobiliensektor in Deutschland) erheblich reduziert. Allerdings hat sie nach wie vor erhebliche Kreditengagements in diesen Branchen. Ein andauernd schwieriges Geschäftsumfeld in Europa im Allgemeinen und, bezogen auf diese Branchen, weltweit kann sich negativ auf die Ertragskraft und Finanzlage der HVB Group auswirken. So betrug trotz der Übertragung eines Großteils des inländischen gewerblichen Immobilienfinanzierungsportfolios der HVB Group auf die Hypo Real Estate Group das Volumen des verbleibenden gewerblichen Immobilienfinanzierungsportfolios der HypoVereinsbank in Deutschland zum 31. Dezember 2003 ca. € 26 Mrd., und die Bank beabsichtigt, weiterhin in diesem Sektor tätig zu sein. Obwohl die Bank zwar eine erhebliche Verbesserung ihrer Profitabilität im Bereich gewerbliche Immobilienfinanzierung anstrebt, ist es nicht sicher, dass die Bank dieses Ziel erreichen wird. Sollte es der Bank nicht gelingen, die Margen zu verbessern und die Kreditrisikovorsorge zu reduzieren, könnte sich dies nachteilig auf die Finanz- und Ertragslage der HVB Group auswirken.

Kreditausfälle aus Kreditengagements gegenüber großen Firmenkunden und aus problembehafteten Kreditengagements im Allgemeinen übersteigen möglicherweise den geplanten Umfang

Die HVB Group ist ein bedeutender Darlehensgeber für mehrere große Firmenkunden insbesondere in Deutschland, Österreich und den Vereinigten Staaten, die in den vergangenen zwei Jahren Insolvenz angemeldet haben oder derzeit saniert werden. In diesen Fällen, ebenso wie im Fall von notleidenden Krediten und möglichen problembehafteten Kreditengagements im Allgemeinen, geht das Budget der HVB Group von bestimmten Annahmen hinsichtlich des Veräußerungswerts von Sicherheiten im Fall von besicherten Darlehen und des Umfangs der Kreditrisikovorsorge und Wertberichtigungen für Darlehen oder Teile davon, die nicht angemessen besichert sind, aus. Obwohl die HypoVereinsbank der Ansicht ist, dass ihre Annahmen zum Veräußerungswert der Sicherheiten und zur Höhe der Kreditrisikovorsorge hinreichend fundiert sind, wie etwa durch fortgeschrittene Verhandlungen mit möglichen Käufern (für den Fall von Geschäftsveräußerungen) und unabhängige Rechts- und Bewertungsgutachten (für den Fall von Sicherheiten), können sich diese Annahmen dennoch als unzutreffend erweisen; in diesem Fall muss der Konzern möglicherweise für einige dieser Engagements die Kreditrisikovorsorge erhöhen. Außerdem ist die Anzahl der in Zukunft bei den Kunden der HVB Group zu erwartenden Insolvenzen nicht vorhersehbar. Wenn diese Anzahl den geplanten Umfang übersteigt, benötigt der Konzern möglicherweise eine höhere Kreditrisikovorsorge bzw. es entstehen höhere Kreditausfälle als im Budget vorgesehen. Zum 31. Dezember 2003 beliefen sich die zinslos gestellten Kredite, d.h. solche von der HVB Group gewährten Kredite, bei denen Verhandlungen für einen Umstrukturierungsplan oder Insolvenzverfahren in Bezug auf den Kreditnehmer begonnen wurden, oder sonstige Problemkredite, bei denen entschieden wurde, dass keine Zinserträge mehr auflaufen, auf € 13.886 Mio. bzw. 4,1 % des Kreditvolumens der HVB Group. Die Deckungsquote bei zinslos gestellten Krediten, d.h. der Risikovorsorgebestand für Forderungen an Kreditinstitute und Kunden als Prozentsatz der zu diesem Datum zinslos gestellten Kredite belief sich auf 86 %. Weitere Informationen zum Vorgehen bei problembehafteten Engagements, zur Kreditrisikovorsorge und aufgelaufenen und abgeschriebenen Zinsen enthalten die Abschnitte "Kreditportfolio—Kreditgrundsätze—Kreditüberwachung, —Zinslos gestellte Kredite, —Kreditrisikovorsorge (Gewinn- und Verlustrechnung) und —Risikovorsorgebestand." Ist im Falle von notleidenden Krediten oder potenziellen Problemkrediten der Veräußerungswert der Sicherheit niedriger als angenommen oder ist eine zusätzliche Kreditrisikovorsorge erforderlich, könnte sich dies nachteilig auf die Finanz- und Ertragslage der HVB Group auswirken.

Der Wettbewerb im Commercial Banking in Europa ist intensiv

Im Commercial Banking herrscht in den Kernmärkten des Konzerns, Deutschland, Österreich und Polen, intensiver Wettbewerb, insbesondere aufgrund von Überkapazitäten im Privatkundengeschäft. In diesen Märkten steht die HVB Group im Wettbewerb mit öffentlich-rechtlichen Banken und Genossenschaftsbanken sowie anderen privaten deutschen und internationalen Banken, von denen einige größer sind und eine höhere Kapitalisierung als die HVB Group aufweisen, oder, im Fall bestimmter öffentlich-rechtlicher Banken, auf staatliche Garantien zurückgreifen können. Als Folge des harten Wettbewerbs in der Vergangenheit kamen die Zinsmargen unter Druck und die Kreditkonditionen der Branche haben häufig nicht das mit den einzelnen Darlehen verbundene Kreditausfallrisiko umfassend berücksichtigt. Allgemein sinkende Zinsniveaus in Deutschland, Österreich und anderen Regionen, in denen die HVB Group tätig ist, haben ihre Margen weiter unter Druck gesetzt. Die HVB Group hat mit der Umsetzung einer Strategie zur Verbesserung ihrer Zinsmarge und besseren Berücksichtigungen des mit jedem einzelnen Darlehen verbundenen Kreditrisikos in den Kreditkonditionen begonnen. Die HVB Group ist jedoch möglicherweise nicht in der Lage, ihre Preisstrategie weiterhin erfolgreich umzusetzen und im derzeitigen Wettbewerbsumfeld die Zinsmargen zu verbessern. Falls die Zinsmargen nicht verbessert oder auf dem derzeitigen Stand gehalten werden können, kann sich dies sehr negativ auf die Ertrags- und Finanzlage des Konzerns auswirken. Weiterhin können ungünstige Wirtschaftsbedingungen in den Kernmärkten der HVB Group zu einem Rückgang des Geschäfts der HVB Group führen, siehe "Geschäftstätigkeit der HVB Group—Geschäftsfelder—Deutschland—Markt und Wettbewerb, —Österreich & Zentral- und Osteuropa—Markt und Wettbewerb."

Es ist ungewiss, ob und wann die Konsolidierung des deutschen Bankensektors stattfindet und wie sich diese auf die HVB Group auswirken wird

Im deutschen Markt wird allgemein erwartet, dass bereits 2004 irgendeine Form der Konsolidierung des deutschen Bankensektors stattfinden wird. Die Idee der Konsolidierung wird von der deutschen Regierung ausdrücklich unterstützt. Die Konsolidierung kann sich auf private Geschäftsbanken, öffentlich-rechtliche Banken und Genossenschaftsbanken erstrecken. Die Konsolidierung kann in unterschiedlichen Formen erfolgen, die von umfassenden M&A-Transaktionen oder Business Combinations bis hin zu Partnerschaften und Joint Ventures in bestimmten Geschäfts- und Dienstleistungsbereichen reichen. Die Konsolidierung kann innerhalb der drei verschiedenen Sektoren des deutschen Bankmarktes oder sogar sektorübergreifend erfolgen, auch wenn derzeit noch unklar ist, ob und inwieweit eine sektorübergreifende Konsolidierung rechtlich überhaupt möglich ist. Nicht-deutsche Bankenkonzerne, insbesondere europäische und US-amerikanische Bankenkonzerne, können ebenfalls bei der Konsolidierung des deutschen Bankensektors eine Rolle spielen. Die HypoVereinsbank hat geäußert, dass die HVB Group in der kommenden Konsolidierung des deutschen Banksektors eine aktive Rolle spielen will. Die HypoVereinsbank beobachtet den Markt, bewertet potenziell sich ergebende Möglichkeiten und führt Gespräche mit anderen Teilnehmern der Finanzdienstleistungsbranche. Zum Datum dieses Prospekts haben diese Gespräche kein Stadium erreicht, in dem aus Sicht der HypoVereinsbank mit einer Entscheidung für eine Fusion oder eine Business Combination zu rechnen ist. Es ist daher derzeit offen, ob die HVB Group an einer Übernahme, Fusion oder einer Business Combination beteiligt sein wird und wie sich eine derartige Transaktion auf die HVB Group – unabhängig davon, ob sie daran beteiligt ist oder nicht - auswirken könnte. Wenn es in Deutschland zu Fusionen oder Übernahmen von Banken kommt, so könnte dies für die HVB Group eine erhebliche Verschärfung des Wettbewerbsumfelds bedeuten, insbesondere dann, wenn durch eine derartige Transaktion Wettbewerber mit größeren Marktanteilen und finanziellen und sonstigen Mitteln entstehen, als sie die HVB Group derzeit hat.

Die Expansion in Zentral- und Osteuropa beinhaltet besondere Herausforderungen

Ein Eckpfeiler der Strategie der HVB Group im Geschäftsfeld Österreich und CEE ist die Expansion und Entwicklung ihres Geschäfts in Zentral- und Osteuropa. Die Länder in Zentral- und Osteuropa haben in den vergangenen Jahren bedeutende politische, wirtschaftliche und soziale Veränderungen erlebt. Der Beitritt zur Europäischen Union bringt für viele der Länder, in denen die HVB Group tätig ist, weitere Veränderungen mit sich. Darüber hinaus könnte das Wirtschaftswachstum in Zentral- und Osteuropa in den kommenden Jahren durch die restriktiven rechtlichen, fiskal- und geldpolitischen Vorgaben der Europäischen Union gebremst werden, da sie die Steuerungsmöglichkeiten eines Landes, den lokalen wirtschaftlichen Gegebenheiten ausreichend Rechnung zu tragen, einschränken könnten. Des weiteren müssen einige der Länder in Zentral- und Osteuropa noch die Höhe ihrer Steuern und Abgaben an die Standards der Europäischen Union angleichen, um die nachhaltige Finanzierung des öffentlichen Sektors sicherzustellen. Der Beitritt der ersten Gruppe der Beitrittskandidaten (u.a. Estland, Lettland, Litauen, Polen, Slowakei, Slowenien, Tschechische Republik und Ungarn) zur Europäischen Union ist für Mai 2004 vorgesehen. Eine Verzögerung oder ein Abbruch des Beitrittsprozesses könnte erhebliche nachteilige wirtschaftliche Folgen für die Länder in Zentral- und Osteuropa und indirekt auch für das Geschäftsfeld Österreich und CEE der HVB Group haben. Die HypoVereinsbank rechnet damit, dass durch den Beitritt der Wettbewerbsdruck steigen wird, da Bankengruppen, die bereits in den Bankmärkten in Zentral- und Osteuropa tätig sind, versuchen werden, ihre Präsenz auszubauen. Neue Marktteilnehmer treten möglicherweise auch in diese Märkte ein.

Derzeit drücken sinkende Zinsen die Zinsmargen der HVB Group im Geschäftsfeld Österreich und CEE, was der Konzern durch höhere Volumina, Provisionserträge, niedrigeren Verwaltungsaufwand und eine niedrigere Kreditrisikovorsorge möglicherweise nicht kompensieren kann. Entwicklungen in den Volkswirtschaften der Zentral- und Osteuropäischen Länder außerhalb des Einflussbereichs der HVB Group, wie etwa starke Inflation oder Deflation, Wechselkurs- oder Zinsschwankungen, ein geringerer als erwarteter Anstieg der persönlichen Einkommen, Rezession, Arbeitsunruhen und höhere Arbeitslosigkeit, rapide Änderungen der Kapitalflüsse, Verschlechterung der Kreditqualität, politische Richtungsänderungen sowie sonstige Entwicklungen könnten nachteilige Auswirkungen auf die HVB Group haben. (Ähnliche Entwicklungen in Deutschland oder anderen Ländern, in denen die HVB Group tätig ist, könnten die HVB Group natürlich auch nachteilig treffen.) Wenn die Banktochtergesellschaften der HVB Group in Zentral- und Osteuropa hinter der erwarteten Entwicklung des Konzerns zurückbleiben, könnte dies zu einer Verschlechterung der Ergebnisbeiträge dieser Banktochtergesellschaften mit entsprechenden nachteiligen Auswirkungen auf die Erträge der HVB Group führen.

Transaktionen der HVB Group in anderen Währungen als Euro und ihre Tätigkeit außerhalb der Euro-Zone bringen Währungsumrechnungsrisiken mit sich

Ein erheblicher Teil der Erträge und ein bedeutender Teil der Aufwendungen der HVB Group entsteht außerhalb der Euro-Zone, und zwar in erster Linie in polnischen Zloty und in U.S. Dollar. Da der Konzernabschluss der HVB Group in Euro aufgestellt wird, werden die Fremdwährungsgeschäfte und die nicht auf Euro lautenden Positionen der Einzelabschlüsse der Tochtergesellschaften, die im Konzernabschluss konsolidiert werden, zu den am Ende der jeweiligen Periode geltenden Wechselkursen in Euro umgerechnet. Daher unterliegt das Ergebnis der HVB Group den Auswirkungen der Schwankungen des Euro gegenüber dem polnischen Zloty, und, in wesentlich geringerem Umfang, gegenüber lokalen Währungen anderer Ost- und Zentraleuropäischer Länder, in denen die HVB Group tätig ist, sowie gegenüber dem U.S. Dollar. Sollten infolge von Währungsschwankungen Erträge, die in einer anderen Währung als Euro anfallen, bei der Umrechnung in Euro niedriger ausfallen und Aufwendungen, die in einer anderen Währung als Euro anfallen, bei der Umrechnung in Euro höher ausfallen, könnte sich dies nachteilig auf die Finanz- und Ertragslage der HVB Group auswirken.

Das Handelsergebnis der HVB Group ist möglicherweise volatil

Das Handelsergebnis der HVB Group ist möglicherweise volatil und hängt von zahlreichen Faktoren ab, die außerhalb der Kontrolle des Konzerns liegen, wie allgemeines Marktumfeld, Handelstätigkeit insgesamt,

Zinsniveau, Währungsschwankungen und allgemeine Marktvolatilität. Daher besteht keine Garantie dafür, dass die Höhe des im Geschäftsjahr 2003 erzielten Handelsergebnisses beibehalten oder sogar verbessert werden kann. Ein wesentlicher Rückgang des Handelsergebnisses der HVB Group oder ein Anstieg der Verluste im Handelsgeschäft kann die Fähigkeit des Konzerns, profitabel zu operieren, beeinträchtigen.

Geschäftsaktivitäten außerhalb des traditionellen Bankgeschäfts erhöhen das Kreditrisiko

Wie andere Banken ist auch die HVB Group dem Risiko ausgesetzt, dass Dritte, die dem Konzern Geld, Wertpapiere und andere Vermögenswerte schulden, ihren Verpflichtungen nicht nachkommen. Viele der Geschäftsbereiche außerhalb des traditionellen Bankgeschäfts, d.h. der Gewährung von Krediten und der Entgegennahme von Einlagen, in denen die HVB Group tätig ist, begründen ebenfalls Kreditrisiken für die HVB Group.

Sonstige Kreditrisiken können sich unter anderem ergeben aus:

- dem Halten von Wertpapieren Dritter;
- dem Abschluss von derivativen Geschäften, aus denen die Vertragspartner verpflichtet sind, Zahlungen an Gesellschaften des Konzerns zu leisten;
- dem Handel mit Wertpapieren, Futures, Währungen oder Waren, die wegen Nichtlieferung durch den Vertragspartner oder Systemausfall bei den Clearing-Stellen, Wertpapierbörsen, Clearinghäusern oder sonstigen Finanz-Intermediären nicht zum vereinbarten Termin abgewickelt werden; und
- sonstigen Veranlagungen.

Die an diesen Transaktionen beteiligten Parteien, wie beispielsweise Kontrahenten bei Handelsgeschäften, könnten durch Insolvenz, politische und wirtschaftliche Ereignisse, mangelnde Liquidität, Fehler in der Unternehmensführung oder andere Gründe nicht mehr in der Lage sein, ihren Verpflichtungen gegenüber der HVB Group nachzukommen. Dieses Risiko könnte sich ggf. erhöhen, wenn die HVB Group – nicht zuletzt mit dem Ziel der nachhaltigen Steigerung ihrer Profitabilität – noch mehr als schon bisher auf kapitalmarktorientiertes Geschäft anstelle des herkömmlichen Kreditgeschäfts setzt. Ausfälle bei einer bedeutenden Anzahl von Transaktionen oder einer oder mehreren Transaktionen bedeutenden Umfangs könnten die Ertrags- und Finanzlage der HVB Group negativ beeinflussen.

Trotz der Risikomanagementstrategien und –techniken der HVB Group bestehen möglicherweise unbekannte oder unerwartete Risiken für die HVB Group

Obwohl die HVB Group beachtliche Zeit und Mühen auf die Entwicklung ihrer Risikomanagementstrategien und –techniken verwendet, könnten diese unter bestimmten Umständen dennoch versagen, insbesondere bei Risiken, welche die HVB Group nicht erkannt oder nicht erwartet hat. Einige der Methoden des Konzerns zum Risikomanagement basieren auf Beobachtungen des historischen Marktverhaltens. Auf diese Beobachtungen werden statistische Verfahren angewendet, um das Risikopotential der HVB Group zu quantifizieren. Nähere Informationen zu den Risikomanagementstrategien und –techniken des Konzerns finden sich im Abschnitt "Risikomanagement" und jeweils im "Risk Report" in den Konzernabschlüssen der HVB Group für die Jahre 2003 und 2002. Falls Umstände eintreten, die der HVB Group bei der Entwicklung ihrer statistischen Modelle nicht bekannt waren oder die sie nicht erkannt, vorhergesehen oder richtig eingeschätzt hat, könnten die Verluste des Konzerns größer sein als erwartet. Des Weiteren berücksichtigen die Quantifizierungen nicht alle Risiken und Marktbedingungen. Falls sich die Mess-Systeme zur Erfassung und Reduzierung von Risiken als unzureichend erweisen, könnte die HVB Group erhebliche unerwartete Verluste erleiden. Viele der komplexeren Handels- sowie Investmenttransaktionen des Konzerns sind so konzipiert, dass sie von Preisbewegungen und –unterschieden profitieren. Falls die Preise sich in einer Weise entwickeln, die im Risikomodell des Konzerns nicht vorgesehen ist, entstehen der HVB Group möglicherweise erhebliche Verluste. Die Bewertung von Vermögenswerten, die nicht an Börsen gehandelt werden, wie etwa Kontrakte über derivative Geschäfte zwischen Banken, wird ggf. anhand mathematischer Modelle ermittelt. Die Überwachung des Wertrückgangs derartiger Vermögenswerte kann schwierig sein und zu unvorgesehenen Verlusten führen.

Die komplexen IT-Systeme bergen Risiken

Umfangreiches institutionelles Bankgeschäft, wie es die HVB Group betreibt, ist in zunehmendem Maß von hochentwickelten Informationstechnologie ("IT")-Systemen abhängig. IT-Systeme sind gegenüber einer Reihe von Problemen, wie Computerviren, Hackern, Schäden an den entscheidenden IT-Zentren sowie Soft- oder Hardwarefehler, anfällig. Die Harmonisierung der IT-Systeme der Bank- und Finanztochtergesellschaften der

HVB Group zur Schaffung einer einheitlichen IT-Architektur stellt eine besondere Herausforderung dar. Darüber hinaus sind für IT-Systeme regelmäßige Upgrades erforderlich, um den Anforderungen sich ändernder Geschäfts- und aufsichtsrechtlicher Erfordernisse gerecht werden zu können. Insbesondere die Einhaltung der Basel II-Vorschriften und die Umsetzung eines fortgeschrittenen IRB-Ansatzes werden weitere erhebliche Anforderungen an die Funktionalität der IT-Systeme der HVB Group stellen. Die im Hinblick auf die Einführung der Basel II-Vorschriften erforderlichen Upgrades können möglicherweise nicht rechtzeitig umgesetzt werden und nicht so funktionieren wie es erforderlich ist. Auch wenn die HVB Group Maßnahmen ergreift, um sich vor ihnen zu schützen, stellen die vorstehend beschriebenen Probleme, Herausforderungen und Anforderungen in Bezug auf Upgrades für den Konzern bedeutsame Risiken dar.

Änderungen der Steuergesetzgebung können sich nachteilig auf die Geschäftstätigkeit der HVB Group auswirken

Neue Regeln über die Gesellschafterfremdfinanzierung. Der Gesetzgeber hat zum 1. Januar 2004 neue Steuervorschriften in Bezug auf die Gesellschafterfremdfinanzierung verabschiedet. Die neue Regelung gilt für Darlehen, die von einem wesentlich beteiligten Gesellschafter zur Verfügung gestellt werden (d.h. ein Gesellschafter, der zu mehr als 25 % beteiligt ist) oder einer diesem Gesellschafter nahestehenden Person (z.B. verbundene Unternehmen oder Tochtergesellschaften). Sie gilt ferner für Darlehen von Dritten, die durch einen wesentlich beteiligten Gesellschafter oder eine nahestehende Person besichert sind. Übersteigen diese Darlehen eine bestimmte Fremdkapital-/Eigenkapitalquote, können Zinszahlungen nicht mehr von der Körperschaft- und Gewerbesteuer abgezogen werden, sondern sind dem wesentlich beteiligten Gesellschafter als verdeckte Gewinnausschüttung zuzurechnen. Das neue Gesetz könnte einen erheblichen Einfluss auf die Möglichkeit von Kreditnehmern haben, Zinsabzüge in Bezug auf von der HypoVereinsbank gewährte Kredite, für die von wesentlich beteiligten Gesellschaftern des Kreditnehmers oder einer diesen Gesellschaftern nahestehenden Person Sicherheiten gestellt wurden, in Deutschland geltend zu machen. Zudem könnte das neue Gesetz erhebliche Auswirkungen auf die Fremdfinanzierung von Unternehmen in Deutschland haben. Da zum aktuellen Zeitpunkt noch unklar ist, wie die Steuerbehörden das neue Gesetz auslegen werden, kann die HypoVereinsbank nicht genau voraussagen, ob und wie das neue Gesetz ihr Kreditgeschäft beeinflussen wird.

Umsatzsteuerhaftung. Durch Einführung eines neuen Haftungstatbestands im Umsatzsteuerrecht haftet der Abtretungsempfänger von Forderungen gesamtschuldnerisch neben dem Abtretenden für die im Bruttobetrag der Forderungen enthaltene Umsatzsteuer, wenn der Abtretende die Umsatzsteuer nicht bei Fälligkeit entrichtet hat. Dieses neue Gesetz könnte in der Folge nachteilige Auswirkungen auf die Eignung von Forderungen aus Lieferungen und Leistungen als Sicherheit für eine besicherte Finanzierung haben.

Risiken in Bezug auf die steuerliche Behandlung der Abspaltung

Im Rahmen der Abspaltung wurden alle von der HypoVereinsbank als Alleingesellschafterin gehaltenen Geschäftsanteile an der DIA Vermögensverwaltungs-GmbH an die Hypo Real Estate Holding AG übertragen. Vor der Abspaltung hatte die DIA GmbH mehrere Beteiligungen an anderen Gesellschaften erworben. Außerdem wurden in Verbindung mit der Abspaltung weitere Vermögenswerte an die Hypo Real Estate Group verkauft und übertragen, insbesondere Teile des gewerblichen Immobilienfinanzierungsportfolios der HypoVereinsbank. Alle diese Vorgänge haben steuerliche Auswirkungen, insbesondere in Bezug auf Ertrags- und Grunderwerbsteuern, und beinhalten angesichts der Komplexität der Transaktionen und möglicher Änderungen der anzuwendenden Steuerbestimmungen Risiken. Obwohl die HVB Group und die Hypo Real Estate Group die steuerlichen Auswirkungen sorgfältig geprüft haben, kann nicht ausgeschlossen werden, dass die Abspaltung und mit ihr in Zusammenhang stehende Transaktionen zu nachteiligen steuerlichen Folgen für das Ergebnis der HypoVereinsbank führen. Bestehende steuerliche Verlustvorträge der HypoVereinsbank wurden als Folge der Abspaltung zwischen der HypoVereinsbank und der Hypo Real Estate Holding AG im Verhältnis des Substanzwerts des abgespaltenen Vermögens zum Substanzwert des Vermögens der HypoVereinsbank vor der Abspaltung geteilt.

Die HypoVereinsbank hat mehrere mittelbare und unmittelbare börsennotierte Tochtergesellschaften mit außenstehenden Minderheitsaktionären

Die deutschen Tochtergesellschaften der HypoVereinsbank Brau und Brunnen AG (in 2004 verkauft), Vereins- und Westbank AG und DAB Bank AG, ihre österreichische Tochtergesellschaft Bank Austria Creditanstalt AG und ihre polnische Tochtergesellschaft Bank Przemyslowo-Handlowy PBK S.A. sind an deutschen, österreichischen bzw. polnischen Wertpapierbörsen notiert. Der Streubesitz in diesen Unternehmen reicht bis zu ca. 30 %. Nach deutschem, österreichischem und polnischem Aktienrecht haben Minderheitsaktionäre bestimmte Schutzrechte. Daher könnten Aktionäre der börsennotierten Tochtergesellschaften der HypoVereinsbank die Fähigkeit der HypoVereinsbank, bestimmte Umstrukturierungsmaßnahmen innerhalb des Konzerns umzusetzen, in gewissem Maße beschränken, wenn diese Maßnahmen ihre Minderheitenrechte betreffen. Ferner können Minderheitsaktionäre je nach Höhe ihrer Beteiligung und der Satzung der betreffenden Tochtergesellschaft u.a. befugt sein, eine Hauptversammlung einzuberufen und bestimmte Themen auf die Tagesordnung der Hauptversammlung zu setzen. Ein Ausschluss der Minderheitsaktionäre ist zudem nur in bestimmten Grenzen möglich.

Für die HypoVereinsbank und andere Konzerngesellschaften der HVB Group bestehen Risiken auf Grund von Rechtsstreitigkeiten

Eine Beschreibung bestimmter Rechtsstreitigkeiten und Untersuchungen, die ein potenzieller Anleger in Betracht ziehen sollte, bevor er sich für eine Anlage in Aktien der HypoVereinsbank entscheidet, findet sich im Abschnitt "Geschäftstätigkeit der HVB Group—Rechtsstreitigkeiten."

Regulatorische Risiken

Das regulatorische Umfeld der HVB Group kann sich ändern; die Nicht-Befolgung aufsichtsrechtlicher Vorschriften kann zur Verhängung von Zwangsmaßnahmen führen

Die Geschäftstätigkeit der HVB Group wird von den Zentralbanken und Aufsichtsbehörden der Länder, in denen sie tätig ist, reguliert und beaufsichtigt. In jedem dieser Länder ist für die HVB Group eine Banklizenz oder zumindest eine Anzeige an die nationale Aufsichtsbehörde erforderlich. Das bankaufsichtsrechtliche Regime in den verschiedenen Ländern kann sich ändern. Änderungen der aufsichtsrechtlichen Anforderungen in einem Land können den Unternehmen der HVB Group zusätzliche Verpflichtungen auferlegen. Außerdem kann die Befolgung geänderter aufsichtsrechtlicher Vorschriften zu einem erheblichen Anstieg des Verwaltungsaufwands führen, was sich nachteilig auf die Finanz- und Ertragslage der HVB Group auswirken könnte.

Bei einem wiederholten Verstoß gegen die aufsichtsrechtlichen Vorschriften in einem Land besteht die Gefahr, dass die einem Unternehmen der HVB Group in diesem Land gewährte Banklizenz widerrufen oder eingeschränkt wird. In Deutschland unterliegt die HVB Group der aufsichtsrechtlichen Kontrolle durch die BaFin. Stellt die BaFin Unregelmäßigkeiten fest, verfügt sie über ein breites Spektrum von Zwangsmaßnahmen. Unter anderem kann die BaFin, wenn die Eigenmittel der HypoVereinsbank oder der HVB Group unzureichend sind oder die Liquiditätsanforderungen nicht erfüllt werden, der HVB Group die Gewährung weiterer Kredite untersagen. Wenn die Gefahr besteht, dass eine Bank nicht in der Lage ist, ihre Verpflichtungen gegenüber ihren Gläubigern zu erfüllen, kann die BaFin zur Abwendung dieser Gefahr ein "§ 46a-Moratorium" in Bezug auf die deutschen Banktochtergesellschaften der HVB Group verhängen, d.h. Veräußerungs- und Zahlungsverbote erlassen, die Schließung von Instituten für den Verkehr mit der Kundschaft anordnen und die Entgegennahme von Zahlungen, die nicht zur Tilgung von Schulden gegenüber dem Institut bestimmt sind, verbieten. Siehe "Regulierung und Aufsicht—Regulierung und Aufsicht in Deutschland—Durchsetzung der bankaufsichtsrechtlichen Vorschriften; Auskünfte und Prüfungen—Maßnahmen in besonderen Fällen."

Die Auswirkungen der Basel II-Vorschriften auf die HVB Group sind noch unklar

Auf der Grundlage vorläufiger Analysen und ihrer Beteiligung an der *Quantitative Impact Study QIS 3* im Jahr 2002 geht die HypoVereinsbank davon aus, dass die Risikoaktiva der HVB Group nach Wirksamwerden der Basel II-Vorschriften und Umsetzung eines fortgeschrittenen IRB-Ansatzes (IRB=Internal Ratings Based) reduziert werden und auf diese Weise auch die Eigenmittelanforderungen der HVB Group sinken werden. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Vergleich der Geschäftsjahre 2003 und 2002—Kapitalressourcen—Eigenmittel." Da die Basel II-Vorschriften noch nicht endgültig feststehen, ist es noch zu früh, mit Sicherheit vorherzusagen, ob die Basel II-Vorschriften die Eigenmittelanforderungen der HVB Group im Hinblick auf ihr bankaufsichtsrechtliches Eigenkapital tatsächlich senken werden. Darüber hinaus können die Kosten für die Umsetzung der Basel II-Vorschriften noch nicht abschließend beziffert werden.

Es ist ungewiss, ob die HypoVereinsbank in Zukunft ihren Status als gemischte Hypothekenbank und die daraus resultierenden Privilegien behalten kann

Als Teil der politischen Diskussionen in Deutschland über die Regulierung der von öffentlich-rechtlichen Banken begebenen Pfandbriefe, wenn und sobald die staatlichen Garantien für öffentlich-rechtliche Banken ab dem Jahr 2005 nicht mehr bestehen, wurde vorgeschlagen, dass das Privileg der Emission von Pfandbriefen nicht länger auf Hypothekenbanken, gemischte Hypothekenbanken und öffentlich-rechtliche Banken beschränkt bleiben soll. Es wurde vielmehr vorgeschlagen, dass unter der Voraussetzung, dass die Pfandbriefe bestimmte gesetzlich festgelegte Kriterien erfüllen, alle Banken zur Ausgabe von Pfandbriefen berechtigt sein sollen. Falls diese Vorschläge vom Gesetzgeber umgesetzt werden, würde die

HypoVereinsbank die aus ihrem Status als gemischte Hypothekenbank resultierenden Vorteile bezüglich der Emission von Pfandbriefen verlieren. Derzeit sind die gemischten Hypothekenbanken die einzigen Universalbanken (im Gegensatz zu Spezialbanken), die berechtigt sind, Pfandbriefe zu emittieren. Die HypoVereinsbank ist in großem Umfang am Pfandbriefmarkt tätig, sowohl als Emittentin, als auch im Sekundärmarkt. Pfandbriefe stellen für die HVB Group eine sehr wichtige Refinanzierungsquelle dar. Zu einer Übersicht über den Anteil der durch Pfandbriefe verbrieften Verbindlichkeiten an den verbrieften Verbindlichkeiten der HVB Group insgesamt, siehe "Ausgewählte statistische Angaben—Ausgewählte statistische konsolidierte Angaben—Verbriefte Verbindlichkeiten." Der Verlust des Privilegs, Pfandbriefe zu emittieren, könnte die Refinanzierung der HVB Group verteuern und die HVB Group eines Wettbewerbsvorteils gegenüber ihren Wettbewerbern, die nicht den Status einer gemischten Hypothekenbank besitzen, berauben. Es ist derzeit jedoch unklar, was tatsächlich die Auswirkungen einer Reform der deutschen Pfandbrief-Gesetzgebung für die HVB Group sein würden.

Risiken in Bezug auf das Angebot und die Neuen Aktien

Der Aktienkurs der HypoVereinsbank war und kann weiterhin volatil sein

Der Aktienkurs der HypoVereinsbank war in der Vergangenheit volatil; dies war teilweise auf die hohe Volatilität an den Wertpapiermärkten im Allgemeinen und bei den Aktien von Finanzinstituten im Besonderen sowie zusätzlich auf Entwicklungen zurückzuführen, welche die Finanz- und Ertragslage der HVB Group beeinflusst haben. Außer der Finanz- und Ertragslage des Konzerns können unter anderem folgende Faktoren den Aktienkurs der HypoVereinsbank beeinflussen: die Einschätzung der Anleger zu Erfolg und Auswirkungen dieses Angebots; die in diesem Prospekt beschriebene Strategie der HVB Group; eine Herabstufung oder Gerüchte über eine Herabstufung des Kreditratings des Konzerns; mögliche Rechtsstreitigkeiten oder regulatorische Maßnahmen, die den Konzern oder die Branchen betreffen, in denen der Konzern wesentliche Kreditengagements hat; Erwartungen des Marktes über die Wertentwicklung und angemessene Kapitalausstattung von Finanzinstituten im Allgemeinen; die Einschätzung von Anlegern sowie die tatsächliche Wertentwicklung anderer Finanzinstitute; öffentliche Bekanntmachungen über Insolvenzen oder ähnliche Restrukturierungsmaßnahmen sowie Untersuchungen über die Rechnungslegungspraxis von anderen Banken und die Volatilität des Marktes im Allgemeinen.

Der Aktienbesitz von Aktionären, die nicht an diesem Angebot teilnehmen, kann erheblich verwässert werden

Bezugsrechte für Neue Aktien, die nicht bis zum 5. April 2004 ausgeübt wurden, verfallen. Soweit ein Aktionär die ihm aufgrund seiner Aktionärsstellung eingeräumten Bezugsrechte nicht ausübt, wird die Beteiligungsquote und das Stimmrecht dieses Aktionärs verwässert. Dementsprechend wird der Prozentsatz der von diesem Aktionär gehaltenen Aktien am erhöhten Grundkapital der HypoVereinsbank proportional zu dem Prozentsatz sinken, um den das Grundkapital der HypoVereinsbank erhöht wird und zu dem dieser Aktionär nicht an der Kapitalerhöhung teilnimmt.

Wenn das Angebot nicht zu Ende geführt wird, oder wenn der Aktienkurs der HypoVereinsbank stark fällt, können die Bezugsrechte entfallen oder wertlos werden

Die Neuen Aktien wurden von den Konsortialbanken mit der Verpflichtung gezeichnet, sie den Aktionären der HypoVereinsbank zum Bezug anzubieten. Die Zeichnung erfolgt gemäß einem Aktienübernahmevertrag, der unter bestimmten Umständen beendet werden kann (siehe "Aktienübernahme"). Wenn der Aktienübernahmevertrag beendet wird, wird dieses Angebot zu veränderten Bedingungen durchgeführt. In diesem Fall erleiden Anleger, die Bezugsrechte über eine Wertpapierbörse erworben haben, einen entsprechenden Verlust, da Geschäfte mit Bezugsrechten, sollte das Angebot erlöschen, nicht rückabgewickelt werden. Des Weiteren kann ein erheblicher Verfall des Kurses der Aktie der HypoVereinsbank den Wert der Bezugsrechte wesentlich nachteilig beeinflussen.

Es kann nicht garantiert werden, dass sich ein Bezugsrechtshandel entwickelt oder dass, wenn sich ein solcher Bezugsrechtshandel entwickelt, die Bezugsrechte nicht höheren Kursschwankungen als die Aktien der HypoVereinsbank unterliegen

Die HypoVereinsbank beabsichtigt, die Bezugsrechte im Zeitraum vom 23. März 2004 bis zum 1. April 2004 an der Frankfurter Wertpapierbörse und der Wiener Börse amtlich handeln zu lassen. Die HypoVereinsbank beabsichtigt nicht, einen Antrag auf Bezugsrechtshandel bei einer anderen Wertpapierbörse zu stellen. Es kann keine Gewähr dafür übernommen werden, dass sich in diesem Zeitraum ein aktiver Bezugsrechtshandel an der Frankfurter Wertpapierbörse oder der Wiener Börse entwickelt und dass während des Zeitraums des

Bezugsrechtshandels genügend Liquidität hinsichtlich der Bezugsrechte vorhanden ist. In Übereinstimmung mit der deutschen Marktpraxis wird der Kurs für die Bezugsrechte an der Frankfurter Wertpapierbörse nur einmal pro Handelstag festgestellt. Da der Kurs der Bezugsrechte zu einem großen Teil vom Kurs der Aktien der HypoVereinsbank abhängt, wird darüber hinaus die Volatilität des Aktienkurses der HypoVereinsbank, wie vorstehend unter "—Der Aktienkurs der HypoVereinsbank war und kann weiterhin volatil sein" beschrieben, die Volatilität des Kurses für die Bezugsrechte erhöhen. Darüber hinaus kann der Kurs des Bezugsrechts höheren Schwankungen unterliegen als der Kurs der Aktie der HypoVereinsbank.

Die Fähigkeit der HypoVereinsbank, Dividenden auszuschütten, ist ungewiss

Die HypoVereinsbank kann nur dann Dividenden an ihre Aktionäre ausschütten, wenn ein ausreichender ausschüttungsfähiger Bilanzgewinn zur Verfügung steht. Die HypoVereinsbank kann jedoch keine Gewähr dafür übernehmen, dass in einem Geschäftsjahr tatsächlich ein ausschüttungsfähiger Bilanzgewinn zur Verfügung steht. Die Zahlung zukünftiger Dividenden hängt von der Finanz- und Ertragslage der Bank, ihren Zukunftsaussichten und von anderen Faktoren, einschließlich dem Liquiditätsbedarf sowie steuerlichen, regulatorischen und sonstigen rechtlichen Rahmenbedingungen, ab. Siehe "Dividenden und Dividendenpolitik." Die HypoVereinsbank hat für das Geschäftsjahr 2002 keine Dividenden an die Inhaber ihrer Stamm- und Vorzugsaktien ausgeschüttet und wird auch für das Geschäftsjahr 2003 keine solche Ausschüttung vornehmen.

Die Stimmrechte der Stammaktionäre werden verwässert, weil im Jahr 2004 die Vorausgewinnanteile der Vorzugsaktionäre für die Geschäftsjahre 2003 und 2002 nicht in voller Höhe gezahlt werden

Die HypoVereinsbank hat für die Geschäftsjahre 2002 und 2003 keine Dividenden an die Inhaber ihrer Stamm- und Vorzugsaktien ausgeschüttet bzw. wird keine solche Ausschüttung vornehmen. Da die Vorausgewinnanteile der Vorzugsaktionäre nachzuzahlen sind, ist die HypoVereinsbank verpflichtet, in 2004 ihren Vorzugsaktionären die Vorausgewinnanteile für die Geschäftsjahre 2002 und 2003 in voller Höhe zu zahlen, d.h. einen Betrag in Höhe von insgesamt € 0,144 je Vorzugsaktie, bevor Dividenden an die Inhaber der Stamm- und Vorzugsaktien ausgeschüttet werden können. Die HypoVereinsbank wird im Jahr 2004 die Vorausgewinnanteile für die Geschäftsjahre 2003 und 2002 nicht in voller Höhe an die Vorzugsaktionäre ausschütten. Daher werden die stimmrechtslosen Vorzugsaktien kraft Gesetzes bis zur Zahlung der kumulativen Vorausgewinnanteile ab 2002 zu stimmberechtigten Aktien. Siehe "Angaben über das Kapital der HypoVereinsbank—Stimmrechte und Hauptversammlungen." Die Vorzugsaktionäre haben dementsprechend die gleichen Stimmrechte wie die Stammaktionäre und verwässern so die Stimmrechte der Inhaber von Stammaktien. Beabsichtigt die HypoVereinsbank die Ausschüttung einer Dividende an ihre Stammaktionäre im Jahr 2005, so ist sie zudem verpflichtet, ihren Vorzugsaktionären die Vorausgewinnanteile für die Geschäftsjahre 2002 und 2003 in voller Höhe zuzüglich der vollen Vorausgewinnanteile für das Jahr 2004 zu zahlen, bevor Dividenden ausgeschüttet werden können. In Hinblick auf die relativ geringen Beträge der in Rede stehenden Vorausgewinnanteile erwartet die HypoVereinsbank, dass diese Verpflichtungen sie nicht daran hindern werden, in 2005 eine Dividende an die Inhaber von Stammaktien auszuschütten, sofern die HypoVereinsbank einen Bilanzgewinn für das Geschäftsjahr 2004 ausweist.

Unter bestimmten Umständen können U.S.-Aktionäre keine Vorteile aus der Gewährung von Bezugsrechten ziehen

Für den Fall, dass die HypoVereinsbank neue Aktien gegen Bareinlage ausgibt, räumt das deutsche Recht, mit Ausnahme bestimmter weniger Fälle, allen Aktionären der HypoVereinsbank (auch Inhabern von Neuen Aktien und Aktionären aus den Vereinigten Staaten ("U.S.-Aktionäre")) Bezugsrechte ein, die sie berechtigen, eine ausreichende Anzahl von Aktien zu zeichnen, um ihre Beteiligungsquote beizubehalten. Die HypoVereinsbank kann U.S.-Aktionären keine neuen Aktien aufgrund dieser Bezugsrechte anbieten, es sei denn, es läge ein wirksames *Registration Statement* für diese Aktien nach dem Securities Act oder eine Ausnahme von dem Registrierungserfordernis nach dem Securities Act vor. Die HypoVereinsbank beabsichtigt, zum Zeitpunkt einer zukünftigen Bezugsrechtsemission – soweit erforderlich – die mit einer derartigen Registrierung verbundenen Kosten, die daraus resultierende Haftung sowie die Vorteile für die HVB Group, wenn U.S.-Aktionäre ihre Bezugsrechte ausüben können, sowie alle anderen Faktoren, die die HypoVereinsbank zu diesem Zeitpunkt für angemessen erachtet, abzuwägen. Auf der Grundlage dieser Abwägung würde die HypoVereinsbank entscheiden, ob sie eine derartige Registrierung vornimmt. Es kann aus heutiger Sicht keine Gewähr dafür übernommen werden, dass eine Registrierung tatsächlich beantragt wird oder sie, sofern sie beantragt wird, tatsächlich erfolgt. Demnach ist es möglich, dass die Bezugsrechte, die U.S.-Aktionären grundsätzlich zustehen, unausgeübt verfallen und dass die betroffenen U.S.-Aktionäre keinen Vorteil aus der Gewährung solcher Bezugsrechte haben. In diesem Fall käme es zu einer anteiligen Verwässerung der Beteiligung der U.S.-Aktionäre an der HypoVereinsbank. Siehe "Angaben über das Kapital der HypoVereinsbank—Bezugsrechte."

Kapitalausstattung der HVB Group

Die nachfolgende Tabelle gibt die zum 31. Dezember 2003 geprüfte Kapitalisierung der HVB Group vor bzw. nach Berücksichtigung des geschätzten Nettoemissionserlöses von etwa € 2.940 Mio. (nach Abzug der an die Konsortialbanken zu zahlenden Provisionen und sonstigen Emissionskosten der HypoVereinsbank) aus dem Verkauf von 214.410.440 Neuen Aktien im Rahmen dieses Angebots zu einem Bezugspreis von € 14 pro Aktie wieder. Der tatsächliche Nettoemissionserlös kann von dieser Schätzung abweichen. Diese Tabelle sollte im Zusammenhang mit den an anderer Stelle in diesem Prospekt enthaltenen Konzernabschlüssen der HVB Group für das Geschäftsjahr 2003 und dem Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage" gelesen werden.

	Geschäftsjahr 2003	
	tatsächlich	**angepasst[1]**
	(in Mio. €, ausgenommen gewichtete Risikoaktiva und Kapitalquoten)	
Kapitalisierung[2]		
Verbriefte Verbindlichkeiten	122.728	122.728
Nachrangkapital	19.183	19,183
Anteile in Fremdbesitz	2.476	2.476
Eigenkapital:		
Gezeichnetes Kapital	1.609	2.252
Kapitalrücklage	9.295	11.591
Gewinnrücklagen	—	—
Rücklagen aus Währungs- und sonstigen Veränderungen	(40)	(40)
Konzerngewinn 2003	—	—
Bewertungsänderungen von Finanzinstrumenten	(552)	(552)
Summe Eigenkapital	10.312	13.251
Gesamtkapitalisierung	154.699	157.638
Eigenmittel und Kapitalquoten (BIZ)[3]		
Eigenmittel:		
Kernkapital (Tier I)	14.365	17.582
Ergänzungskapital (Tier II)	9.979	11.310
Eigenkapital (Tier I + Tier II)	24.344	28.892
Drittrangmittel (Tier III)	1.240	1.240
Summe Eigenmittel (Tier I + Tier II + Tier III)	25.584	30,132
Gewichtete Risikoaktiva (in Mrd. €)	242	245
Kernkapitalquote nach BIZ (Tier I) (%)	5,9	7,2
Eigenkapitalquote nach BIZ (Tier I + Tier II) (%)	10,1	11,8
Eigenmittelquote nach BIZ (Tier I + Tier II + Tier III) (%)	9,7	11,3

(1) Unter Berücksichtigung eines Nettoemissionserlöses von ca. € 2.940 Mio. aus dem Verkauf von 214.410.440 Neuen Aktien aus der am 25. Februar 2004 beschlossenen und am 1. März 2004 eingetragenen Kapitalerhöhung.

(2) Zahlen basieren auf dem nach IFRS erstellten Konzernabschluss der HVB Group für das Jahr 2003.

(3) Zahlen nach BIZ. Nähere Angaben zu den Eigenmitteln der HVB Group finden sich im Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Vergleich der Geschäftsjahre 2003 und 2002—Kapitalressourcen—Eigenmittel" sowie "Regulierung und Aufsicht—Regulierung und Aufsicht in Deutschland—Angemessene Eigenmittelausstattung."

Dividenden und Dividendenpolitik

Die Neuen Aktien sind mit voller Gewinnanteilberechtigung für das Geschäftsjahr 2004 sowie alle folgenden Geschäftsjahre der HypoVereinsbank ausgestattet.

Die Inhaber von stimmberechtigten Aktien der HypoVereinsbank beschließen in der im jeweils folgenden Geschäftsjahr stattfindenden Hauptversammlung auf Vorschlag von Vorstand und Aufsichtsrat der Bank, ob und in welcher Höhe Dividenden für ein Geschäftsjahr ausgeschüttet werden. Die Aktionäre der HypoVereinsbank nehmen an den Gewinnen der Bank grundsätzlich in dem Umfang teil, der dem prozentualen Anteil ihrer Aktien am Grundkapital entspricht. Inhaber von Vorzugsaktien haben darüber hinaus Anspruch auf einen nachzahlbaren Vorausgewinnanteil von € 0,064 je Vorzugsaktie.

Dividenden dürfen nur aus dem im nicht konsolidierten Jahresabschluss der Bank ausgewiesenen Bilanzgewinn gezahlt werden. Der Jahresabschluss wird nach den deutschen Rechnungslegungsvorschriften vom Vorstand aufgestellt und anschließend vom Aufsichtsrat festgestellt. Die deutschen Rechnungslegungsvorschriften unterscheiden sich in einigen Aspekten von IFRS. Eine Darstellung der wesentlichen Unterschiede der Rechnungslegung nach IFRS und den deutschen Rechnungslegungsvorschriften ist in den Erläuterungen (Notes) zum Konzernabschluss der HVB Group für das Jahr 2003 unter "Befreiender Konzernabschluss nach IFRS" enthalten. Bei der Ermittlung des zur Ausschüttung zur Verfügung stehenden Betrags ist der Jahresüberschuss/-fehlbetrag um Zuführungen zu bzw. Auflösungen von Rücklagen zu bereinigen. Bestimmte Rücklagen sind kraft Gesetzes zu bilden und müssen bei der Berechnung des ausschüttungsfähigen Betrags abgezogen werden. Bei der Ermittlung des in einem laufenden Geschäftsjahr ausschüttungsfähigen Betrags ist zu berücksichtigen, dass die Bank die in der nachstehenden Tabelle ausgewiesene Kapitalrücklage und gesetzliche Rücklage für den Ausgleich etwaiger Fehlbeträge der Bank verwenden kann. Diese Beträge können demzufolge nicht zur Zahlung einer Dividende verwandt werden.

Für das Geschäftsjahr 2002 hat die Bank keine Dividende ausgeschüttet. Da der vom Aufsichtsrat der Bank am 10. März 2004 festgestellte Jahresabschluss der HypoVereinsbank für das Geschäftsjahr 2003 keinen ausschüttungsfähigen Bilanzgewinn ausweist, wird die Bank auch keine Dividende für das Geschäftsjahr 2003 ausschütten. Grundsätzlich beabsichtigt die Bank, die Ausschüttung von Dividenden an ihre Aktionäre wieder aufzunehmen, sofern ein ausschüttungsfähiger Bilanzgewinn ausgewiesen werden kann. Die HypoVereinsbank kann allerdings keine Gewähr dafür übernehmen, dass ein entsprechender ausschüttungsfähiger Bilanzgewinn in einem künftigen Geschäftsjahr tatsächlich zur Verfügung steht. Ob und in welcher Höhe Dividenden gezahlt werden, hängt von der Finanz- und Ertragslage der Bank, ihren Zukunftsaussichten und anderen Faktoren, einschließlich dem Liquiditätsbedarf sowie steuerlichen, regulatorischen und sonstigen rechtlichen Rahmenbedingungen, ab. Dividendenzahlungen sind nach deutschem Recht grundsätzlich kapitalertragsteuerpflichtig. Siehe "Besteuerung in Deutschland—Besteuerung von Dividendeneinkünften."

Die nachfolgende Tabelle zeigt die in der geprüften, nicht konsolidierten Bilanz der Bank aufgeführten Positionen, die Einfluss auf die Berechnung der ausschüttungsfähigen Gewinne haben. Des Weiteren sind die von der HypoVereinsbank für die angegebenen Geschäftsjahre ausgeschütteten Dividenden je Aktie aufgeführt. Die nachstehend dargestellten Daten sind in Verbindung mit dem an anderer Stelle in diesem Prospekt enthaltenen Jahresabschluss der HypoVereinsbank zu lesen.

	Jahr bis zum 31. Dezember				
	2003	2002	2001	2000	1999
	(€ in Millionen, außer Dividenden pro Aktie)				
Bilanzgewinn	—	—	457	456	359
Andere Gewinnrücklagen	—	2.812	2.812	2.712	2.462
	—	2.812	3.269	3.168	2.821
Kapitalrücklage und gesetzliche Rücklage	9.126	13.329	13.329	13.284	7.202
Dividende je Stammaktie (€)	—	—	0,85	0,85	0,85
Dividende je Vorzugsaktie (€)	—	—	0,93	0,93	0,93
Summe der für Stammaktien und Vorzugsaktien gezahlten Dividenden	—	—	457	456	359

Geschäftstätigkeit der HVB Group

Einleitung

Übersicht

Die HVB Group ist einer der führenden Anbieter von Bank- und Finanzdienstleistungen in Europa. Gemessen an einer Konzernbilanzsumme von € 479 Mrd. zum 31. Dezember 2003 ist die HVB Group die zweitgrößte Bank in Deutschland. Die Muttergesellschaft der HVB Group ist die HypoVereinsbank, welche 1998 durch die Fusion der Bayerische Vereinsbank AG ("Vereinsbank") mit der Bayerische Hypotheken- und Wechsel-Bank AG ("HYPO-Bank") entstanden ist.

Die HVB Group bietet sowohl Privat- und Firmenkunden als auch Kunden aus dem öffentlich-rechtlichen Bereich eine umfassende Auswahl an Bank- und Finanzprodukten und –dienstleistungen an, die z.B. von Hypothekendarlehen und Bankdienstleistungen für Verbraucher, Private Banking, Geschäftskrediten und Außenhandelsfinanzierungen bis hin zu Fondsprodukten, Beratungs- und Brokerage-Dienstleistungen, dem Wertpapiergeschäft und Asset Management reicht. Als eine von nur drei "gemischten" privaten Hypothekenbanken in Deutschland ist die HypoVereinsbank überdies berechtigt, nicht nur sämtliche Bankdienstleistungen und -produkte einer Universalbank anzubieten, sondern auch das Geschäft einer Hypothekenbank zu betreiben, also insbesondere Pfandbriefe zur Refinanzierung von Hypotheken- und Kommunaldarlehen auszugeben.

Während der Schwerpunkt der Geschäftstätigkeit der HVB Group in Deutschland liegt, verfügt die HVB Group auch über eine starke Präsenz in ihren anderen Kernmärkten Österreich und Zentral- und Osteuropa. Weltweit hat die HVB Group eine Kundenbasis von ca. 9,8 Mio. Kunden. Davon entfallen auf Deutschland ca. 4 Mio., auf Österreich ca. 1,8 Mio. und auf Zentral- und Osteuropa ca. 3,9 Mio. Kunden. In Österreich vertreibt die HVB Group über die Bank Austria Creditanstalt (zusammen mit ihren konsolidierten Tochtergesellschaften die "BA-CA Gruppe"), die gemessen an der Konzernbilanzsumme von € 137 Mrd. zum 31. Dezember 2003 größte österreichische Bank, ein umfassendes Spektrum an Finanz- und Bankprodukten an Privat- und Firmenkunden. An der Bank Austria Creditanstalt, deren Inhaberstammaktien an den Wertpapierbörsen in Wien und Warschau notieren, hält die HypoVereinsbank eine Beteiligung von ca. 77,5 %. In Zentral- und Osteuropa ist die HVB Group derzeit in 16 Ländern vertreten und strebt weiteres Wachstum an. In Polen operiert der Konzern über die Bank Przemyslowo-Handlowy PBK S.A. ("Bank BPH" und zusammen mit ihren konsolidierten Tochtergesellschaften die "Bank BPH Gruppe"), die gemessen an der Konzernbilanzsumme von € 10 Mrd. zum 31. Dezember 2003 drittgrößte polnische Bank. An der Bank BPH, deren Aktien an der Wertpapierbörse in Warschau notieren, hält die HVB Group eine Beteiligung von ca. 71,03 %. Im übrigen bietet die HVB Group über ihre Geschäftsstellen außerhalb ihrer Kernmärkte in Deutschland, Österreich und Zentral- und Osteuropa ausgewählte Bankdienstleistungen und Kapitalmarktprodukte im Firmenkundengeschäft an.

Der Hauptsitz der HVB Group ist München. Zum 31. Dezember 2003 verfügte die HVB Group über ein Netz von 693 Geschäftsstellen in Deutschland, 421 Geschäftsstellen in Österreich, 895 Geschäftsstellen in Zentral- und Osteuropa und 53 Geschäftsstellen und Repräsentanzen im Rest der Welt. Der Konzern hatte zum 31. Dezember 2003 weltweit insgesamt 60.214 Mitarbeiter: 27.359 in Deutschland, 13.038 in Österreich, 18.107 in Zentral- und Osteuropa und 1.710 im Rest der Welt.

Transformationsprogramm 2003

Im Geschäftsjahr 2002 erwirtschaftete die HVB Group erstmalig ein negatives Betriebsergebnis, welches sich auf € 638 Mio. (HVB Group (pro forma) 2002: € 613 Mio.) belief. Im Januar 2003 beschloss die HypoVereinsbank ihr strategisches Initiativ- und Restrukturierungsprogramm "Transformation 2003", mit dem sie bis Ende des Jahres 2003 drei wesentliche Ziele erreichen wollte: eine nachhaltige Verbesserung der operativen Wertschöpfung der HVB Group in ihrem Kerngeschäft, eine erhebliche Erhöhung der Kernkapitalquote nach BIZ (Tier I) des Konzerns auf bis zu 7 % sowie eine wesentliche Reduzierung der Komplexität ihres Konzernaufbaus zur Verbesserung der operativen Effizienz. Die HypoVereinsbank kündigte außerdem ihre Absicht an, die Risikoaktiva des Konzerns bis Ende des Jahres 2003 um insgesamt etwa € 100 Mrd. zu reduzieren.

Für das Geschäftsjahr 2003 wies die HVB Group ein positives Betriebsergebnis in Höhe von € 1.432 Mio. aus, welches eine Verbesserung gegenüber dem Vorjahr (pro forma) um ca. € 2.045 Mio. darstellt. Neben einer geringeren Kreditrisikovorsorge (minus € 979 Mio. gegenüber HVB Group (pro forma) 2002) haben hierzu auch reduzierte Verwaltungsaufwendungen (minus € 525 Mio. gegenüber HVB Group (pro forma) 2002) und gestiegene operative Erträge (plus € 541 Mio. gegenüber HVB Group (pro forma) 2002) beigetragen. Dennoch wies die HVB Group im Geschäftsjahr 2003 ein negatives Ergebnis vor Steuern in Höhe von € 2.146 Mio. (HVB Group (pro forma) 2002: negatives Ergebnis vor Steuern von € 853 Mio.) und einen Jahresfehlbetrag ohne Fremdanteile in Höhe von € 2.639 Mio. (HVB Group (pro forma) 2002: Jahresfehlbetrag ohne Fremdanteile von € 809 Mio.) aus. Der Jahresfehlbetrag der HVB Group war in erster Linie auf den Aufwand für Wertminderungen als Folge der Differenz zwischen den erzielbaren Beträgen und den Buchwerten der Anteile der HVB Group an börsennotierten Gesellschaften und darüber hinaus auf außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte (insbesondere der Bank Austria Creditanstalt) und die Risikoabschirmung für die Hypo Real Estate Bank AG zurückzuführen. Diese negativen Sondereffekte betrugen in Summe € 3.351 Mio. Nach Berücksichtigung von positiven Sondereffekten (insbesondere Veräußerungsgewinnen aus dem Verkauf von Tochtergesellschaften) wirkten sich Sondereffekte per saldo als Belastung in Höhe von € 2.756 Mio. auf das Jahresergebnis der HVB Group für 2003 aus. Nähere Angaben zu diesen Sondereffekten enthält der Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Vergleich der Geschäftsjahre 2003 und 2002—Überblick." Hätten weder die positiven noch die negativen Sondereffekte vorgelegen, hätte die HVB Group für das Geschäftsjahr 2003 ein positives Ergebnis vor Steuern in Höhe von € 610 Mio. (statt tatsächlich ein negatives Ergebnis vor Steuern von € 2.146 Mio.) ausgewiesen.

Die Cost-Income-Ratio (auf der Basis der operativen Erträge) der HVB Group im Geschäftsjahr 2003 hat sich gegenüber dem Vorjahr deutlich verbessert (HVB Group (pro forma) 2002: 72,0 %) und betrug 63,0 % (ohne Berücksichtigung positiver Sondereffekte: 66,0 %). Auch die BIZ-Kernkapitalquote der HVB Group hat sich gegenüber dem Vorjahr (HVB Group (pro forma) 2002: 5,1 %) verbessert. Ohne Berücksichtigung der negativen Sondereffekte aufgrund von Wertminderungen auf AfS-Finanzinstrumente hätte die BIZ-Kernkapitalquote der HVB Group zum 31. Dezember 2003 bei 6,8 % (statt tatsächlich bei 5,9 %) gelegen. Die Risikoaktiva der HVB Group beliefen sich zum 31. Dezember 2003 auf € 242 Mrd., was eine Reduzierung gegenüber dem Vorjahresstand um € 99 Mrd. (bzw. eine Reduzierung der Risikoaktiva der HVB Group (pro forma) 2002 um € 44 Mrd.) darstellt. Damit hat, nach Auffassung der HypoVereinsbank, das Transformationsprogramm 2003 die gesetzten Ziele erreicht.

Zu den wichtigsten Maßnahmen des Transformationsprogramms, die von der HVB Group im Jahr 2003 umgesetzt wurden, zählen:

- ***Reduzierung der Beteiligung an der Bank Austria Creditanstalt:*** Im Juli 2003 platzierte die Bank Austria Creditanstalt etwa 33 Mio. neu ausgegebene Inhaberstammaktien in einem öffentlichen Angebot in Österreich und in Privatplatzierungen außerhalb Österreichs. Der Anteil der HypoVereinsbank an der Bank Austria Creditanstalt, der vor der Transaktion fast 100 % betragen hatte, verringerte sich durch diese Emission auf etwa 77,5 %. Durch die Emission erzielte die Bank Austria Creditanstalt einen Bruttoerlös in Höhe von etwa € 958 Mio. und das Kernkapital (Tier I) der HVB Group erhöhte sich um ca. € 900 Mio. Im Rahmen der Transaktion wurden alle ausstehenden Inhaberstammaktien der Bank Austria Creditanstalt zum Amtlichen Handel an der Wiener Börse zugelassen. Im Oktober 2003 wurden die Aktien darüber hinaus zum Handel an der Warschauer Börse zugelassen. Nähere Angaben zum Verkauf der Aktien der Bank Austria Creditanstalt finden sich im Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Die Vergleichbarkeit beeinflussende Faktoren—Wichtige Beteiligungs- und sonstige Vermögensveräußerungen und -akquisitionen im Jahr 2003—Reduzierung des Anteil der HypoVereinsbank an der Bank Austria Creditanstalt."

- ***Verkauf der norisbank AG und anderer nicht strategischer Tochtergesellschaften und Beteiligungen:*** Im Juli 2003 vereinbarte die HypoVereinsbank den Verkauf ihrer 100%igen Beteiligung an der norisbank AG, einer auf Verbraucherkredite spezialisierten Banktochter mit Sitz in Nürnberg, an die DZ BANK AG zu einem Kaufpreis von € 416 Mio. Die Übertragung der Beteiligung der HypoVereinsbank an der norisbank AG erfolgte zum 30. September 2003. Durch den Verkauf erzielte die HypoVereinsbank im Geschäftsjahr 2003 einen Veräußerungsgewinn von ca. € 279 Mio. Des weiteren veräußerte die HypoVereinsbank ihre jeweils 100%igen Beteiligungen an den Privatbanken Bank von Ernst & Cie. AG, Bern, und Bankhaus BethmannMaffei OHG, München. Der Verkauf der Bank von Ernst & Cie. AG an The Royal Bank of Scotland plc zu einem Kaufpreis von ca. € 320 Mio. (vorbehaltlich gewisser Preisanpassungen) wurde im Oktober 2003 vereinbart. Die Übertragung der Beteiligung erfolgte zum 28. November 2003. Der Veräußerungsgewinn der HypoVereinsbank aus dieser Transaktion betrug ca. € 189 Mio. Im Dezember 2003 vereinbarte die HypoVereinsbank, die Bankhaus BethmannMaffei OHG an die Delbrück & Co. AG, ein Unternehmen der ABN AMRO Gruppe, zu einem Kaufpreis von € 110 Mio. (vorbehaltlich einer nachträglichen Kaufpreisreduzierung um maximal € 20 Mio. auf bis zu € 90 Mio.) zu verkaufen. Weitere Angaben zum Verkauf nicht strategischer Tochtergesellschaften und Beteiligungen im Jahr 2003 enthält der Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Die Vergleichbarkeit beeinflussende Faktoren—Wichtige Beteiligungs- und sonstige Vermögensveräußerungen und -akquisitionen im Jahr 2003—Verkauf der norisbank AG und anderer nicht strategischer Tochtergesellschaften und Beteiligungen." Darüber hinaus verkaufte die HypoVereinsbank im Dezember 2003 die Einkaufspassage "Fünf Höfe" in München an die Immobilienfondsgesellschaft Difa zu einem Kaufpreis von ca. € 271 Mio. Durch diesen Verkauf erzielte die HypoVereinsbank einen Veräußerungsgewinn von ca. € 76 Mio.

- ***Übertragung gewerblichen Immobilienfinanzierungsgeschäfts an die Hypo Real Estate Group:*** Ein bedeutender Bestandteil des Transformationsprogramms 2003 war die Veräußerung wesentlicher Teile des Immobilienfinanzierungsgeschäfts der HVB Group mit gewerblichen Immobilienkunden wie etwa Bauträgern, professionellen Immobilieninvestoren und Wohnungsbaugesellschaften. In einem ersten Schritt wurde ein wesentlicher Teil dieses Geschäfts im Wege einer Abspaltung nach dem Umwandlungsgesetz auf die neu gegründete und rechtlich selbstständige Hypo Real Estate Holding AG (zusammen mit ihren konsolidierten Tochtergesellschaften die "Hypo Real Estate Group") übertragen. Siehe auch "Beziehungen und Transaktionen mit wesentlichen Aktionären und bestimmten anderen Personen—Bestimmte Beziehungen und Transaktionen—Beziehungen zur Hypo Real Estate Group—Gründung der Hypo Real Estate Group." Diese Abspaltung wurde mit Eintragung im Handelsregister am 29. September 2003 zum Spaltungsstichtag 1. Januar 2003 wirksam. Ebenfalls im September 2003 hatte die HypoVereinsbank zudem beschlossen, mehrere europäische gewerbliche Immobilienfinanzierungsportfolios auf vertraglichem Wege auf die neue Hypo Real Estate Group zu übertragen. Schließlich vereinbarte die HypoVereinsbank im November 2003 darüber hinaus, ihr gewerbliches U.S.-Immobilienfinanzierungsportfolio an die Hypo Real Estate Group zu übertragen. Insgesamt umfasste damit das auf die Hypo Real Estate Group übertragene gewerbliche Immobilienfinanzierungsgeschäft die drei deutschen Hypothekenbanktöchter der HypoVereinsbank (HVB Real Estate Bank AG, Württembergische Hypothekenbank AG und Westfälische Hypothekenbank AG) sowie das gesamte gewerbliche Immobilienfinanzierungsgeschäft des Konzerns außerhalb Deutschlands, Österreichs und Zentral- und Osteuropas. Durch die vorstehend beschriebenen Transaktionen konnte die HVB Group ihre Risikoaktiva um insgesamt ca. € 57,6 Mrd. reduzieren. Nähere Angaben zu diesen Übertragungen enthält der Abschnitt "Beziehungen und Transaktionen mit wesentlichen Aktionären und bestimmten anderen Personen—Bestimmte Beziehungen und Transaktionen—Beziehungen zur Hypo Real Estate Group—Gründung der Hypo Real Estate Group" und "—Portfolioübertragungen zwischen der HVB Group und der Hypo Real Estate Group." Das kommerzielle Immobilienfinanzierungsgeschäft der HypoVereinsbank in Deutschland und der BA-CA Gruppe in Österreich und Zentral- und Osteuropa wurde nicht übertragen und verbleibt bei der HVB Group. Siehe "—Geschäftsfelder."

- ***Stärkere Integrierung der konzerninternen Organisation und Prozesse; Senkung der Betriebskosten:*** Als Teil der Integration und Reorganisation der Konzernstruktur hat die HVB Group einige Unternehmen im Jahr 2003 entkonsolidiert. Dazu gehörten nicht nur die Hypo Real Estate Group und die norisbank AG, sondern auch eine Reihe kleinerer Unternehmen wie die PlanetHome AG und die Banco BBA-Creditanstalt S.A., São Paulo. Auf der Vorstandsebene hat die HVB Group die Position eines *Chief Operating Officer* geschaffen, um die nach Ansicht der HVB Group wesentlichen Synergien, die zwischen den Geschäftsfeldern des Konzerns bestehen, zu nutzen und die strukturellen Kosten durch eine stärkere Integrierung von Back-Office-Tätigkeiten, Prozessen und IT zu optimieren. Um Privat- und Firmenkunden in ihren regionalen Kernmärkten noch besser betreuen zu können, hat die HVB Group außerdem mit Wirkung zum Januar 2003 die Bereiche Asset Management und Private Banking in die beiden Geschäftsfelder Deutschland und Österreich & Zentral und Osteuropa ("Österreich und CEE") integriert. Darüber hinaus hat der Konzern im Jahr 2003 die Gesamtzahl seiner Mitarbeiter um 5.712 bzw. ca. 8,7 %, vorwiegend durch Personalabbau und die Entkonsolidierung von Tochtergesellschaften, reduziert.

- ***Gründung eines Joint Venture für Projektfinanzierung:*** Im August 2003 errichtete die HVB Group die HVB Global Assets Company L.P. mit Sitz in New York, in welche die HVB Group einen wesentlichen Teil ihres bestehenden Projektfinanzierungsportfolios zusammen mit Kreditzusagen einbrachte. Zwischen Oktober und Dezember 2003 erwarb die General Electric Capital Corporation, Stamford, als Finanzinvestor sukzessive eine indirekte Beteiligung an der HVB Global Assets Company L.P. Zum 31. Dezember 2003 betrug diese Beteiligung ca. € 747 Mio. Für deutsche bankaufsichtsrechtliche Zwecke gilt die HVB Global Assets Company L.P. als Finanzunternehmen, welches für bankaufsichtsrechtliche Zwecke in der HVB Group sowie im Konzernabschluss der HVB Group für das Jahr 2003 voll konsolidiert wird. Mit dieser Transaktion erhöhte der Konzern sein Kernkapital (Tier I) um ca. € 747 Mio.

- ***Reduzierung von Risikoaktiva durch Verbriefungsgeschäfte (Securitization):*** Im Jahr 2003 verbriefte die HVB Group ca. € 11,6 Mrd. ihres Kreditportfolios und reduzierte damit ihre Risikoaktiva um ca. € 8,9 Mrd. Unter den Asset-Backed-Securitization-Transaktionen der HVB Group waren u.a. eine True-Sale-Securitization im Rahmen ihres "Geldilux"-Programms sowie verschiedene Transaktionen unter den "Promise"- und "Provide"-Programmen der KfW (Kreditanstalt für

Wiederaufbau). Nähere Angaben zu den Securitization-Programmen der HVB Group im Jahr 2003 sind im Konzernabschluss der HVB Group für das Jahr 2003, Erläuterung (Note) 55, enthalten.

Einige der vorstehend beschriebenen Maßnahmen beinhalten fortlaufende Verbindlichkeiten und operative Risiken. Siehe "Risikofaktoren—Risiken bezogen auf die Geschäftstätigkeit der HVB Group—Bestimmte Schritte des Transformationsprogramms 2003 der HVB Group, insbesondere betreffend die Abspaltung der Hypo Real Estate Group, *beinhalten eine fortdauernde Haftung für Verbindlichkeiten und bergen operative Risiken.*"

Strategie

Nach Abschluss ihres Transformationsprogramms 2003 zielt die HVB Group mit ihrem Strategieprogramm "Mit Europa wachsen" auf die Stärkung ihrer führenden Position in ihren Kernmärkten in Deutschland, Österreich und Zentral- und Osteuropa. Insbesondere beabsichtigt die HVB Group, ihre Profitabilität durch konsequente Kunden- und Ergebnisorientierung nachhaltig zu steigern. Die grundlegenden Leitlinien ihres Strategieprogramms sind:

- ***Steigerung der operativen Profitabilität:*** Zur Steigerung der operativen Profitabilität der HVB Group sollen insbesondere die Provisionserträge im Kerngeschäft des Konzerns, z.B. durch den Ausbau des konzernweiten Cross-Selling von Produkten und Dienstleistungen, gesteigert werden. Im Kreditgeschäft beabsichtigt die HVB Group, die Margen durch konsequente Anwendung risikoadjustierter Preisgestaltung zu verbessern. Insgesamt will die HVB Group ihr Bankgeschäft stärker auf Privat- und Firmenkunden in ihren Kernmärkten in Deutschland, Österreich und Zentral- und Osteuropa fokussieren. In Deutschland beabsichtigt die HVB Group, ihr Leistungsangebot im Privatkundenbereich verstärkt an den besonderen Bedürfnissen von spezifischen Kundengruppen auszurichten. In Österreich soll im Privatkundenbereich die Ertragskraft durch die Intensivierung des Cross-Selling und die Stärkung des Vertriebsnetzes gestärkt werden. Der Schwerpunkt im deutschen und österreichischen Firmenkundengeschäft soll auf der Steigerung der Provisionserträge, insbesondere durch den Verkauf von integrierten Corporate-Finance-Produkten, liegen. So will die HVB Group das Firmenkreditgeschäft stärker dazu nutzen, Treasury- und Kapitalmarktprodukte mit höheren Margen an ihren bestehenden Kundenstamm kleiner und mittelständischer Unternehmen zu verkaufen. Dies betrifft insbesondere solche Produkte, bei denen der Konzern von seiner besonderen Expertise im Bereich strukturierter Finanzierungs- und Risikotransferlösungen profitieren kann, wie z.B. Asset-Backed Securities oder Mezzanine-Finanzierungen. In Zentral- und Osteuropa, das HVB Group als eine Region mit besonderem Wachstumspotenzial betrachtet, beabsichtigt die HVB Group, sich auf den Ausbau ihrer Kundenbasis durch organisches Wachstum und selektive Akquisitionen zu konzentrieren.
- ***Schärfung des Geschäftsprofils:*** Der Konzern strebt auch an, die Effizienz seiner internen Organisation zu erhöhen und die Betriebskosten zu senken. Die konzerninterne Integration soll verstärkt werden. So beabsichtigt die HypoVereinsbank, ihre Tochtergesellschaft Vereins- und Westbank AG ("Vereins- und Westbank") in der zweiten Hälfte des Jahres 2004 vollständig in die Bank zu integrieren, um das deutsche Geschäft des Konzerns weiter zu rationalisieren und den Vertrieb zu stärken. Durch die angestrebte Integration der konzernweiten Asset-Management-Aktivitäten strebt die HVB Group Kostensynergien an. Operative und zentrale Prozesse des Konzerns sollen ebenfalls weiter rationalisiert werden, zum Beispiel durch das Outsourcing von Zahlungsverkehrdienstleistungen. Eine Steigerung der Effizienz ihrer operativen Prozesse sucht die HVB Group auch durch eine weitere Harmonisierung und Fortentwicklung ihrer IT-Systeme zu erreichen. Die HVB Group plant zudem, die Effizienz ihrer Kundenbetreuung unter anderem durch eine intensivere Schulung und Führung ihres Vertriebspersonals zu verbessern.
- ***Weitere Verbesserung des Kapital- und Risikomanagements:*** Schließlich beabsichtigt die HVB Group, ihre Kapitalressourcen zielgerichtet und ergebnisorientiert auf ihr Kerngeschäft zu verteilen. Die Risikoaktiva des Konzerns sollen, etwa durch aktives Portfoliomanagement, die intensivere Nutzung von Risikotransfertechniken wie Securitization oder die vollständige Abgabe ganzer Kreditportfolios, auf dem derzeitigen Niveau weitgehend stabilisiert werden. Die HypoVereinsbank geht zwar davon aus, dass ihrem strategischen Fokus entsprechend die Summe der Risikoaktiva des Konzerns in dem Bereich ihres Geschäfts mit deutschen und österreichischen Privatkunden und größeren deutschen Mittelstandskunden sowie in Zentral- und Osteuropa aufgrund des Ausbaus des dortigen Kundenstamms ansteigen wird, jedoch beabsichtigt der Konzern, dieses Wachstum durch konsequente Anwendung risikoadjustierter und ertragsorientierter Kreditgrundsätze zu begrenzen. Darüber hinaus strebt die HVB Group an, ihre Risikoaktiva in ihrem außereuropäischen Geschäft, im kommerziellen Immobiliengeschäft sowie im österreichischen Firmenkundengeschäft zu reduzieren. Um weiterhin Marktrisiken im Zusammenhang mit Finanzbeteiligungen abzubauen, beabsichtigt die HVB Group, die im Rahmen des Transformationsprogramms 2003 begonnene Reduzierung von nicht-strategischen Beteiligungen und Überkreuzbeteiligungen fortzuführen. Siehe auch "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Die Vergleichbarkeit beeinflussende Faktoren—Wichtige bereits erfolgte bzw. geplante Beteiligungsveräußerungen und -akquisitionen im Jahr 2004."

Einleitung

In diesem Prospekt und im Konzernabschluss des Geschäftsjahres 2003 werden die Segmentergebnisse der HVB Group auf der Grundlage der drei Geschäftsfelder Deutschland, Österreich & Zentral- und Osteuropa ("Österreich und CEE") und Corporates & Markets sowie des Segments Workout Immobilien ausgewiesen.

- ***Deutschland:*** Das Geschäftsfeld Deutschland umfasst das Bankgeschäft des Konzerns in Deutschland, einschließlich des Asset-Management-Geschäfts, mit Privatkunden, Geschäfts- und Firmenkunden (mit Ausnahme von ca. 300 großen deutschen und internationalen Unternehmen, die umfangreiche Kapitalmarktdienstleistungen nachfragen und deshalb im Geschäftsfeld Corporates & Markets ausgewiesen werden). Darüber hinaus wird das Geschäft des Konzerns in den drei baltischen Staaten, welches derzeit über die Vereins- und Westbank betrieben wird, im Geschäftsfeld Deutschland ausgewiesen.

- ***Österreich & Zentral- und Osteuropa:*** Im Mittelpunkt des Geschäftsfeldes Österreich und CEE steht das Geschäft der BA-CA Gruppe. Dieses umfasst das Privatkundengeschäft der BA-CA Gruppe, ihr Asset-Management- und Private-Banking-Geschäft, ihr privates und gewerbliches Immobilienfinanzierungsgeschäft in Österreich und Zentral- und Osteuropa sowie den überwiegenden Teil ihres Firmenkundengeschäfts. Etwa 50 % der Ergebnisse, welche die BA-CA Gruppe aus dem Geschäft mit ca. 50 großen österreichischen und multinationalen Kunden erwirtschaftet, werden dem Geschäftsfeld Corporates & Markets zugerechnet. Darüber hinaus wird das Treasury- und Kapitalmarktgeschäft der BA-CA Gruppe in Österreich und Zentral- und Osteuropa nicht im Geschäftsfeld Österreich und CEE, sondern im Geschäftsfeld Corporates & Markets ausgewiesen.

- ***Corporates & Markets:*** Das Geschäftsfeld Corporates & Markets umfasst das gesamte kapitalmarktorientierte Geschäft der HVB Group, einschließlich des Treasury- und Kapitalmarktgeschäfts der BA-CA Gruppe in Österreich und Zentral- und Osteuropa, sowie das Geschäft der HVB Group mit ca. 800 institutionellen Kunden und das Geschäft in Deutschland mit ca. 300 großen Firmenkunden, die in größerem Umfang Kapitalmarktdienstleistungen nachfragen. Des weiteren wird ein Anteil von 50 % der Ergebnisse, welche die BA-CA Gruppe aus dem Geschäft mit ca. 50 großen österreichischen und multinationalen Unternehmen erwirtschaftet, dem Geschäftsfeld Corporates & Markets zugerechnet. Das Geschäftsfeld Corporates & Markets umfasst außerdem das Geschäft der HVB Group in Russland und der Ukraine.

- ***Workout Immobilien:*** Die Aufgabe des Segments Workout Immobilien besteht darin, das aus problembehafteten Immobilienfinanzierungen und, zu einem deutlich geringeren Anteil, daraus resultierenden, ersteigerten Immobilien bestehende Workout-Portfolio des Konzerns, das zum 31. Dezember 1999 aus den anderen Geschäftsfeldern des Konzerns ausgegliedert wurde, zu sanieren oder abzuwickeln.

In ihrem Konzernabschluss für das Geschäftsjahr 2002 wies die HVB Group einen einzustellenden Bereich unter dem Namen "Hypo Group" aus, der denjenigen Teil des gewerblichen Immobilienfinanzierungsgeschäfts des Konzerns umfasste, zu dessen Übertragung auf die neu gegründete Hypo Real Estate Group sich die HVB Group entschieden hatte. Nähere Angaben über den einzustellenden Bereich Hypo Group sind im Abschnitt "Pro-forma-Finanzinformationen—Einleitung" enthalten. Das deutsche kommerzielle Immobilienfinanzierungsportfolio der HypoVereinsbank, welches zum 31. Dezember 2003 ein Gesamtvolumen von ca. € 26 Mrd. aufwies, und das kommerzielle Immobilienfinanzierungsportfolio der BA-CA Gruppe, welches zum 31. Dezember 2003 ein Gesamtvolumen von ca. € 9 Mrd. aufwies, wurden nicht veräußert, sondern verblieben bei der HVB Group und werden in den Geschäftsfeldern Deutschland und Österreich & Zentral- und Osteuropa ausgewiesen. Weitere Angaben zur Segmentberichterstattung der HVB Group enthält der Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Die Vergleichbarkeit beeinflussende Faktoren—Segmentberichterstattung."

Deutschland

Überblick

Die HVB Group ist einer der führenden Anbieter von Bank- und Finanzdienstleistungen in Deutschland. Zum 31. Dezember 2003 hatte das Geschäftsfeld Deutschland ca. 4 Mio. Kunden und 13.956 Mitarbeiter. Für das Jahr 2003 wies das Geschäftsfeld Deutschland operative Erträge von insgesamt ca. € 4.676 Mio., ein Betriebsergebnis in Höhe von ca. € 278 Mio. und ein Ergebnis vor Steuern in Höhe von ca. € 224 Mio. aus.

Zum 31. Dezember 2003 umfasste das Geschäftsfeld Deutschland die folgenden drei Ressorts:

- Privatkunden;
- Firmenkunden und Freie Berufe; und
- Kommerzielle Immobilienfinanzierung.

Strategische Ausrichtung

In Deutschland beabsichtigt die HVB Group, ihr Leistungsangebot im Privatkundenbereich verstärkt an den besonderen Bedürfnissen von spezifischen Kundengruppen auszurichten. Dabei sollten standardisierte Produkte und Dienstleistungen wirtschaftlich gebündelt werden, d.h. bedarfsgerecht für die jeweiligen Kundengruppen zusammengestellt werden. Außerdem soll das Cross-Selling für z.B. Versicherungsprodukte, Verbraucherkredite und Investmentfonds verstärkt werden. So sollen über die Kundenbeziehungen im privaten Immobilienfinanzierungsgeschäft mehr Lebens- und Sachversicherungen und Bausparprodukte abgesetzt werden. Außerdem strebt das Geschäftsfeld Deutschland an, seine Kundenbasis an vermögenden Privatkunden und seine Private-Banking-Aktivitäten auszubauen. Im Firmenkundenbereich plant das Geschäftsfeld Deutschland, den Absatz von kapitalmarktorientierten Produkten zu steigern. Der Anteil der Erträge aus dem Beratungsgeschäft soll, etwa durch die Vermarktung der vom Geschäftsfeld Corporates & Markets entwickelten Kapitalmarktprodukte, erhöht werden. Um die Profitabilität des Geschäftsfelds Deutschland zu stärken, beabsichtigt der Konzern zudem, die risikoadjustierte Preisgestaltung für Darlehen und andere Kreditprodukte durch verbesserte Kreditrisikomanagement-Verfahren, insbesondere hinsichtlich der Risikoanalyse von Wirtschaftsbranchen, zu verbessern. Weitere Informationen zur risikoadjustierten Preisgestaltung sind im Abschnitt "Kreditportfolio—Kreditgrundsätze—Kapitalallokation" enthalten. Die Profitabilität des nach der Abspaltung der Hypo Real Estate Group bei der HypoVereinsbank verbliebenen kommerziellen Immobilienfinanzierungsgeschäfts in Deutschland soll insbesondere durch risikoadjustierte Preisgestaltung, konsequente Umsetzung der Kreditgrundsätze und den Abbau unrentabler Kreditportfolios gesteigert werden. Der Konzern beabsichtigt daher, sein Geschäft in diesem Bereich auf bonitätsstarke Immobilieninvestoren in ausgewählten Zielmärkten zu konzentrieren.

Darüber hinaus beabsichtigt das Geschäftsfeld Deutschland, die Effizienz und Kundenorientierung seiner Vertriebsorganisation etwa durch die intensive Schulung und Führung seines Vertriebspersonals zu steigern. Der Ausbau des Cross-Selling von Produkten und Dienstleistungen soll zudem durch die Einführung unterstützender IT-Systeme gefördert werden.

Markt und Wettbewerb

Die HypoVereinsbank ist gemessen an ihrer Konzernbilanzsumme am 31. Dezember 2003, die zweitgrößte Bank Deutschlands. Laut einer vom Finanzmarktdatenservice (FMDS) im Jahr 2002 durchgeführten Marktstudie stehen ca. 3 % aller deutschen Privatkunden in einer Kundenbeziehung mit der HVB Group. In Bayern, wo der Konzern traditionell eine starke Marktposition besitzt, stehen ca. 10 % aller Privatkunden in einer Kundenbeziehung mit der HVB Group. Von den deutschen Unternehmen mit einem durchschnittlichen Jahresumsatz von mehr als € 10 Mio. stehen etwa 27 % in einer Kundenbeziehung mit dem Konzern, wobei etwa 10 % ihre primäre Bankbeziehung mit der HVB Group haben. In Deutschland ist der Konzern in allen Geschäftsbereichen einem erheblichen Wettbewerb ausgesetzt. Der deutsche Bankensektor weist weiterhin einen hohen Grad der Fragmentierung und eine erhebliche Überkapazität auf. Auf Grund dieser Überkapazität herrscht vor allem auf dem Privatkundensektor ein intensiver Wettbewerb, wodurch ein permanenter Druck auf Margen und Preisgestaltung besteht. Auch der Markt für Darlehen zur Immobilienfinanzierung ist in Deutschland hart umkämpft. Die im Allgemeinen ungünstigen Wirtschaftsbedingungen der letzten Jahre haben die Schwierigkeiten deutscher Banken, angemessene Erträge zu erwirtschaften, erhöht. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Wesentliche Faktoren—Veränderungen im Bankensektor und im Wettbewerbsumfeld." Die wichtigsten Wettbewerber der HVB Group in Deutschland sind Geschäftsbanken, Sparkassen und öffentlich-rechtliche Banken.

Privatkunden. Im Privatkundenbereich bietet das Geschäftsfeld Deutschland eine umfassende Auswahl an Produkten und Dienstleistungen, u.a. Giro- und Sparkonten, Zahlungsverkehr, Verbraucherkredite, Debit- und Kreditkarten, Wertpapiervermittlung, Asset Management, Fondsprodukte, Altersvorsorge- und Versicherungsprodukte sowie Bausparprodukte, die eine anfängliche Ansparperiode des Kunden mit einem darauffolgenden Kredit für den Kauf, Bau oder Umbau privater Immobilien zu einem geringeren als marktüblichen Zinssatz kombinieren. Das private Immobilienfinanzierungsgeschäft stellt weiterhin eine Kernkompetenz und wichtige Ertragsquelle des Geschäftsfeldes dar. Die DAB Bank AG ("DAB Bank"), eine 76%ige Tochtergesellschaft der HypoVereinsbank, vertreibt Brokerage-Dienstleistungen über Telefon und Internet vornehmlich an Privatkunden. Die DAB Bank, mit Kundeneinlagen von insgesamt € 11,9 Mrd. zum 31. Dezember 2003, bietet ein breites Spektrum an Wertpapierprodukten und –dienstleistungen an, u.a. Investmentfonds, Zertifikate, Aktien, Anleihen und Optionsscheine sowie professionelle Handelsinstrumente, die es Kunden ermöglichen, ihre eigenen Investmentportfolios zusammenzustellen. Nach dem Verkauf der norisbank AG, der auf das Verbraucherkreditgeschäft spezialisierten ehemaligen Banktochtergesellschaft der HypoVereinsbank, konzentriert sich der Vertrieb von Konsumentenkrediten im Geschäftsfeld Deutschland auf "HVB Sofortkredit-Produkte". Das Privatkundengeschäft des Geschäftsfelds Deutschland umfasst außerdem das Private-Banking- und Asset-Management-Geschäft der HVB Group in Deutschland. Die Private-Banking-Dienstleistungen des Konzerns, die unter der Marke "HVB Private Banking" vermarktet werden, richten sich an das gehobene Privatkundensegment, in dem individuelle Vermögensverwaltungslösungen nachgefragt werden. Das Asset-Management-Geschäft des Konzerns umfasst Investmentfondsprodukte und Asset-Management-Dienstleistungen. Dabei bietet die HVB Group nicht nur Investmentfondsprodukte des Konzerns, vorwiegend unter der Marke "Activest", sondern auch Investmentfondsprodukte anderer Unternehmen an, um Privatkunden eine breite Auswahl an Anlagemöglichkeiten zu bieten. Zu den Investmentfondsprodukten gehören klassische Publikumsfonds aber auch innovative Produkte wie Garantiefonds und -zertifikate. Außerdem verwaltet und vertreibt der Konzern eine breite Palette an Spezialfonds, die auf die besonderen Bedürfnisse institutioneller Anleger zugeschnitten sind. Im Jahr 2003 verkaufte die Activest-Gruppe Anlageprodukte mit einem Volumen von ungefähr € 21,1 Mrd., davon ungefähr € 12,5 Mrd. an Publikumsfonds und nahezu € 8,6 Mrd. an Spezialfonds. Die INDexCHANGE-Fonds des Konzerns sind in Deutschland im wachsenden Markt der Index-abbildenden Fonds (sogenannter ETFs – Exchange Traded Funds), d.h. passiv verwalteter Aktienfonds, führend. Das Geschäftsfeld Deutschland verwaltete zum 31. Dezember 2003 insgesamt ein Fondsvermögen von ca. € 44,5 Mrd. in Deutschland und ca. € 11,7 Mrd. in Luxemburg. In Hinblick auf den Absatz von bestimmten Versicherungsprodukten an Privatkunden kooperiert die HVB Group mit der Münchener-Rück-Gruppe. Siehe auch "—Vertrieb."

Firmenkunden und Freie Berufe. Das Ressort Firmenkunden und Freie Berufe bietet Unternehmen sowie beruflich selbständigen Kundengruppen wie Ärzten oder Apothekern eine breite Palette an Bankprodukten und -dienstleistungen, einschließlich standardisierter Kredit- und Kapitalmarktprodukte, Electronic Banking, Cash Management und Altersvorsorgeprodukte. Darüber hinaus werden mittelständischen Firmenkunden zahlreiche vom Geschäftsfeld Corporates & Markets entwickelte komplexere kapitalmarktorientierte Finanzierungslösungen, wie z.B. strukturierte Finanzierungen, Securitization sowie Zins- und Währungs-Swaps, angeboten. Siehe "—Corporates & Markets." Außerdem bietet die HVB Group Beratungsleistungen im Bereich Private Equity und unterstützt Firmenkunden bei der Beschaffung von Private-Equity-Finanzierungen. Über die HVB Ratings Advisory GmbH, eine der größten Gesellschaften ihrer Art in Deutschland, berät der Konzern Unternehmen, die sich auf das erstmalige Rating durch eine externe Rating-Agentur vorbereiten, ein Verfahren, von dem die HypoVereinsbank glaubt, dass es nach der Umsetzung der Basel-II-Empfehlungen an Bedeutung gewinnen wird. Der Konzern legt auch einen Schwerpunkt auf beruflich selbständige Kundengruppen, insbesondere im medizinischen Bereich, denen er speziell auf ihre Bedürfnisse zugeschnittene Bankprodukte und –dienstleistungen, einschließlich Finanzplanungsprodukte und Finanzierungslösungen, anbietet.

Kommerzielle Immobilienfinanzierung. Das deutsche kommerzielle Immobilienfinanzierungsgeschäft der HVB Group umfasst in erster Linie das Kreditgeschäft mit professionellen Immobilieninvestoren, Bauträgern und Wohnungsbaugesellschaften in Deutschland. Zum 31. Dezember 2003 betrug das Volumen des deutschen kommerziellen Immobilienfinanzierungsportfolios der Bank ca. € 26 Mrd. Zu diesem Zeitpunkt entfiel auf Kredite an Bauträger und Wohnungsbaugesellschaften ein Anteil von ca. 28 % des Portfolios, auf Kredite an professionelle Immobilieninvestoren mit einem Kreditvolumen ab € 5 Mio. (u.a. Immobilienfonds und Immobilienleasinggesellschaften) ca. 57 % des Portfolios, und auf Kredite an Immobilienfinanzierungskunden mit einem Kreditvolumen von weniger als € 5 Mio. ca. 15 % des Portfolios. Die HypoVereinsbank beabsichtigt, die Profitabilität ihres kommerziellen Immobilienfinanzierungsgeschäfts in Deutschland deutlich zu steigern. Zu diesem Zweck will die Bank ihr Geschäft in diesem Bereich auf bonitätsstarke Immobilieninvestoren konzentrieren. Außerdem strebt die HVB Group an, den Umfang des Cross-Selling von Bank- und Finanzdienstleistungen an professionelle Immobilieninvestoren zu erhöhen. Darüber hinaus vertreibt die HVB Group kapitalmarktorientierte Immobilienfinanzierungslösungen und –dienstleistungen wie beispielsweise strukturierte oder syndizierte Finanzierungen und Beratungsdienstleistungen im Zusammenhang mit Unternehmenstransaktionen ("Real Estate M&A").

Vertrieb

Das Geschäftsfeld Deutschland bietet seinen Kunden generell einen "Multi-Channel"-Zugang, d.h. Kunden haben auf verschiedenen Wegen mit jeweils unterschiedlichem Serviceangebot die Möglichkeit, Zugang zu Bankdienstleistungen zu erhalten: das Filialnetz, Telefon-Banking, Online-Banking und externe Vertriebspartner. Seit der Fusion zur HypoVereinsbank im Jahre 1998 ist die Reduzierung der Anzahl der Filialen in Deutschland eine strategische Priorität des Konzerns. Zum 31. Dezember 2003 hatte der Konzern 693 Filialen in Deutschland. Dies bedeutet einen Rückgang um ca. 590 Filialen seit 1998. Das Filialnetz des Konzerns ist besonders dicht in Bayern mit 400 Filialen (überwiegend der HypoVereinsbank) sowie in Schleswig-Holstein und Hamburg mit 77 bzw. 38 Filialen (überwiegend der Vereins- und Westbank) (Stand: 31. Dezember 2003).

In Deutschland werden Asset-Management-Produkte für Privatkunden vornehmlich über das Filialnetz von HypoVereinsbank und Vereins- und Westbank sowie über die DAB Bank vertrieben. Daneben kommt im Geschäftsfeld Deutschland Vermittlern, wie z.B. Finanzierungsvermittlern, Steuerberatern und Vertretern von Bausparkassen, eine wichtige Rolle bei der Gewinnung von Neugeschäft im Immobilienbereich zu. Im Jahr 2003 entfiel auf diese Vermittler ca. 30 % des Neugeschäfts des Konzerns im Bereich der Immobilienfinanzierungen für deutsche Privatkunden.

Zur Stärkung des Vertriebs und des Cross-Selling im privaten und kommerziellen Immobilienfinanzierungsgeschäft sind seit Januar 2004 die Immobilienfinanzierungsspezialisten des Geschäftsfelds Deutschland in einem Vertriebsressort zusammengefasst.

Die Bausparprodukte der HVB Group werden vornehmlich von der Vereinsbank Victoria Bauspar AG, die zu 70 % von der HVB Group und zu 30 % von der ERGO Versicherungsgruppe AG ("ERGO") gehalten wird, vertrieben. Im Jahr 2003 wurden ca. 71.800 Verträge über Bausparprodukte im Gesamtvolumen (Darlehensbetrag plus Zinsen) von ca. € 1,3 Mrd. von Unternehmen der HVB Group abgeschlossen.

Die HVB Group und die VICTORIA-Versicherungstöchter der ERGO, der Holdinggesellschaft für das Erstversicherungsgeschäft der Münchener-Rück-Gruppe, kooperieren (seit 2001 exklusiv) beim Vertrieb ausgewählter Finanz- und Versicherungsprodukte an Privatkunden in ganz Deutschland. Die Kooperation zwischen der HVB Group und der Münchener-Rück-Gruppe konzentriert sich auf den Verkauf von VICTORIA-Kapital- und Restschuld-Lebensversicherungen an Privatkunden der HVB Group und den Verkauf ausgewählter Bank- und Finanzierungsprodukte der HVB Group, insbesondere Immobilienkredite und "HVB Sofortkredit"-Konsumentenkredite, an VICTORIA-Kunden. Die Münchener-Rück-Gruppe ist die größte Aktionärin der HypoVereinsbank, und die HypoVereinsbank hält einen bedeutenden Anteil an der Münchener-Rück-Gruppe. Weitere Informationen über die Kooperation und die Beziehungen der HypoVereinsbank mit der Münchener-Rück-Gruppe enthält der Abschnitt "Beziehungen und Transaktionen mit wesentlichen Aktionären und bestimmten anderen Personen—Bestimmte Beziehungen und Transaktionen—Beziehungen zur Münchener-Rück-Gruppe." Im Jahr 2003 erwirtschafteten die HypoVereinsbank und die Vereins- und Westbank aus dem Verkauf von VICTORIA-Versicherungsprodukten an ihre Kunden Provisionserträge in Höhe von insgesamt etwa € 55 Mio. Gemeinsam zahlten sie im Jahr 2003 ca. € 0,7 Mio. an Provisionsaufwendungen an Versicherungstöchter der ERGO. Die HVB Group beabsichtigt, die erfolgreiche Kooperation mit der Münchener-Rück-Gruppe weiter zu intensivieren, insbesondere in den Bereichen Altersvorsorge, Konsumentenkredite und Lebensversicherungen.

Kleinere Unternehmen sowie Angehörige freier Berufe werden von ca. 100 spezialisierten Vertriebsteams innerhalb des deutschen Filialnetzes des Konzerns und elf regionalen Service-Center betreut. Die Firmenkunden des Konzerns werden von ca. 60 spezialisierten Vertriebsteams innerhalb des Filialnetzes betreut und können außerdem Online-Zahlungssysteme nutzen. Des weiteren wird jeder Firmenkunde (ein hinreichend attraktives Ertragspotenzial vorausgesetzt) von einem Relationship Manager vor Ort betreut, der von Fachleuten unterschiedlicher Ressorts, speziellen zentralen Einheiten sowie Geschäftsstellen außerhalb Deutschlands unterstützt wird. Die HVB Group entwickelt ihre elektronischen Banksysteme (u.a. ein internationales Cash-Management-System und einen erweiterten Zugang über das Internet) fortwährend weiter, um ihren Firmenkunden nationale und internationale Zahlungsabwicklungen zu erleichtern.

Österreich & Zentral- und Osteuropa

Überblick

Die HVB Group ist einer der führenden Anbieter von Bank- und Finanzdienstleistungen in Österreich und Zentral- und Osteuropa mit einem ausgedehnten Filialnetz in beiden Regionen. Zum 31. Dezember 2003 hatte das Geschäftsfeld Österreich & Zentral- und Osteuropa ("Österreich und CEE") mehr als 5,8 Mio. Kunden, davon etwa 1,8 Mio. in Österreich, 2,9 Mio. in Polen und 1,0 Mio. im übrigen Zentral- und Osteuropa. Zum gleichen Zeitpunkt waren 27.085 Mitarbeiter in dem Geschäftsfeld tätig. Für das Jahr 2003 wies das Geschäftsfeld Österreich und CEE operative Erträge in Höhe von ca. 3.199 Mio., ein positives Betriebsergebnis in Höhe von € 453 Mio. und ein negatives Ergebnis vor Steuern in Höhe von € 212 Mio. aus.

Das Geschäftsfeld Österreich und CEE umfasste zum 31. Dezember 2003 drei Ressorts:

- Privatkunden Österreich;
- Firmenkunden Österreich; und
- Zentral- und Osteuropa.

Strategische Ausrichtung

Entsprechend seiner geografischen Ausrichtung verfolgt das Geschäftsfeld Österreich und CEE eine Doppelstrategie. Es strebt an:

- in Österreich seine führende Marktposition zu behaupten und seine Profitabilität zu stärken; und
- in Zentral- und Osteuropa seine Kundenbasis durch organisches Wachstum und Akquisitionen auszubauen.

In Österreich beabsichtigt der Konzern, seine führende Marktposition zu behaupten und die Profitabilität zu stärken. Im Privatkundenbereich strebt das Geschäftsfeld Österreich und CEE eine Steigerung der Erträge durch die Intensivierung des Cross-Selling und die Stärkung seines Vertriebsnetzes an. Dazu soll das Marketing besser mit den Aktivitäten im Firmenkunden- und Immobiliengeschäft abgestimmt werden und ein kundenorientierter Vertriebsansatz umgesetzt werden. Des weiteren wird eine Fortentwicklung der internen Prozesse und Organisation angestrebt. Der Schwerpunkt im Firmenkundengeschäft soll auf der fortlaufenden Verbesserung der risikoadjustierten Preisgestaltung und der Kreditvergabepolitik in Übereinstimmung mit den Richtlinien und Standards der HVB Group liegen, um das Wachstum von Risikoaktiva zu beschränken. Das Geschäftsfeld Österreich und CEE will auch eine Steigerung der Provisionserträge in Österreich, insbesondere durch den Verkauf von integrierten Kapitalmarkt-Lösungen an kleine und mittelständische Unternehmen, erreichen. Im übrigen soll das Bankennetzwerk in Zentral- und Osteuropa genutzt werden, um weiteres Wachstum in grenzüberschreitenden Transaktionen mit österreichischen und internationalen Kunden zu erzielen.

In Zentral- und Osteuropa, wo der Konzern ein erhebliches wirtschaftliches Wachstumspotenzial sieht, konzentriert sich das Geschäftsfeld Österreich und CEE allgemein auf profitables Wachstum. Ein besonderer Schwerpunkt liegt auf der Ausweitung und Vertiefung des integrierten Bankennetzwerkes der BA-CA Gruppe und der Ausnutzung der in Deutschland, Österreich und anderenorts gewonnenen Produktexpertise der HVB Group. Der Ansatz des Konzerns für die Geschäftsentwicklung in Zentral- und Osteuropa unterscheidet sich von Land zu Land und berücksichtigt die jeweilige Größe der Länder, den Entwicklungsstand ihrer Wirtschaft sowie die Geschäftsusancen und Verbrauchergewohnheiten. Der Konzern verfolgt zwar in der gesamten Region eine Strategie des organischen Wachstums, ist jedoch für die Akquisition von Banken offen, wenn sich attraktive Möglichkeiten bieten, wie dies z.B. in Polen der Fall war. In Polen, das im Jahr 2004 Mitglied der Europäischen Union werden wird, legt der Konzern seinen besonderen Schwerpunkt auf die Straffung der Organisationsstrukturen, die Fortentwicklung von Geschäfts- und Managementprozessen und, im Hinblick auf die Reduzierung von Kredit- und operativen Risiken, auf die Verbesserung der Kreditgenehmigungs- und Risikomanagementverfahren.

Das Geschäftsfeld Österreich und CEE beabsichtigt, insbesondere in Österreich und Polen die Mitarbeiterzahl weiter zu verringern und das Geschäft weiter zu rationalisieren.

Markt und Wettbewerb

Das Geschäftsfeld Österreich und CEE ist in allen Bereichen seines Geschäfts einem erheblichen Wettbewerb ausgesetzt. In Österreich ist zu erwarten, dass der Wettbewerbsdruck auf Grund der allgemeinen Entwicklung hin zur verstärkten Internationalisierung der Banken- und Wertpapierhandelsmärkte größer werden wird. Dort machen die zehn größten Banken, gemessen an ihrer Bilanzsumme, nahezu 60 % des Bankenmarktes aus. Zum 31. Dezember 2003 betrug der Marktanteil der Bank Austria Creditanstalt am österreichischen Bankenmarkt, gemessen an der Konzernbilanzsumme, etwa 18 %. Dies stellt den größten Marktanteil unter allen übrigen österreichischen Banken dar. Mit einem Kundenanteil von etwa 18 % bei den österreichischen Privatkunden ist die Bank Austria Creditanstalt das führende Finanzinstitut im österreichischen Privatkundenmarkt, mit einer besonders starken Marktstellung in der Region Wien, wo der Kundenanteil bei Privatkunden bei über 50 % liegt (Finanzmarktdatenservice (FMDS) 2003). Im Firmenkundenbereich geht die

HypoVereinsbank auf Grund von Marktforschungsberichten davon aus, dass etwa 64 % sämtlicher österreichischer Unternehmen mit einem durchschnittlichen Jahresumsatz zwischen € 7 und 40 Mio. (Schwabe, Ley & Greiner 2001) und über 80 % der österreichischen Unternehmen mit einem Jahresumsatz von über € 40 Mio. (Schwabe, Ley & Greiner 2002) eine Kundenbeziehung mit der BA-CA Gruppe unterhalten.

Die HypoVereinsbank ist der Ansicht, dass sich der Wettbewerb in Zentral- und Osteuropa intensivieren wird. In dieser Region machen nach ihrer Auffassung internationale Banken (d.h. Banken mit Sitz im Ausland oder mit Muttergesellschaften, deren Sitz im Ausland liegt) zur Zeit ca. 70 % des Bankenmarktes aus. Die Bank glaubt, dass diese hohe Konzentration von Banken, die zu internationalen Konzernen gehören, die Konkurrenz unter denjenigen Banken verstärken wird, die bestrebt sind, von den wirtschaftlichen Möglichkeiten des zentral- und osteuropäischen Bankenmarktes zu profitieren. Außerdem geht die HypoVereinsbank davon aus, dass im Zusammenhang mit dem Beitritt zentral- und osteuropäischer Länder zur Europäischen Union der Wettbewerb und der Preisdruck steigen werden und die Margen weiter sinken werden, und zwar in dem Maße, wie die Angleichung der Zinsen und der monetären Bedingungen zwischen Zentral- und Osteuropa und Westeuropa fortschreitet. Zum 31. Dezember 2002 betrugen die Marktanteile der Banktochtergesellschaften der HVB Group in den Ländern Zentral- und Osteuropas, in denen sie jeweils tätig sind, zwischen ca. 4 % und 10 %, gemessen an der Gesamtbilanzsumme aller Banken in dem jeweiligen Land. So stehen z.B. auf der Grundlage der von den jeweiligen Banken angegebenen Bilanzsummen zum 30. September 2003 die Banken der HVB Group in Polen und Kroatien an dritter und in der Tschechischen Republik und Bulgarien an vierter Stelle.

Produkte und Dienstleistungen

Österreich. In Österreich wird ein breites Spektrum an Bank- und Finanzprodukten und -dienstleistungen angeboten:

- *Privatkunden* (d.h. Privatkunden, Geschäftskunden und Kleinunternehmen mit einem durchschnittlichen Jahresumsatz von weniger als € 1,5 Mio.) wird eine umfassende Auswahl an Kredit- und Einlageprodukten und -dienstleistungen durch die BA-CA Gruppe angeboten. Hierzu zählen Giro- und Sparkonten, Zahlungsverkehr, Überziehungskredite, Konsumentenkredite, Scheck- und Kreditkarten, Immobilienfinanzierung, Wertpapierhandel, Asset Management, Fondsprodukte, Versicherungsprodukte und Bausparverträge. Das Darlehensgeschäft mit Privatkunden des Konzerns konzentriert sich in Österreich auf private Immobilienfinanzierungen, Konsumenten- und Überziehungskredite. In Kooperation mit zwei Bausparkassen, der Bausparkasse Wüstenrot AG und der Bausparkasse der österreichischen Sparkassen AG, vertreibt der Konzern auch Bausparverträge an Privatkunden. Zusätzlich bietet die BA-CA Gruppe, vornehmlich unter dem Markennamen "BANK*PRIVAT*", maßgeschneiderte Vermögensberatung und andere Private-Banking-Dienstleistungen im gehobenen Privatkundensegment an. Durch ihr Filialnetz vertreibt die BA-CA Gruppe außerdem ein großes Angebot an Versicherungsprodukten (hauptsächlich Lebensversicherungen, Vorsorgeprodukte und Kreditversicherungen) der Bank Austria Creditanstalt Versicherung AG und der Union Versicherungs-AG, an welchen die Bank Austria Creditanstalt jeweils eine Beteiligung von 10 % hält. Die Asset-Management-Aktivitäten des Konzerns in Österreich werden überwiegend von spezialisierten Tochtergesellschaften der Bank Austria Creditanstalt betrieben und umfassen unter anderem Investmentfonds sowie Aktien- und Branchenfonds, die überwiegend unter der Marke "Capital Invest" vermarktet werden.
- *Firmenkunden* wird ebenfalls eine breite Auswahl an Bankprodukten durch die BA-CA Gruppe angeboten. Kleineren Firmenkunden (Unternehmen mit einem Jahresumsatz von weniger als € 40 Mio.) werden standardisierte Kredit- und Kapitalmarktprodukte sowie – in ausgewählten Bereichen – komplexere Kapitalmarktlösungen angeboten. Firmenkunden mit einem durchschnittlichen Jahresumsatz von über € 40 Mio. und wachstumsorientierte kleinere Unternehmen können integrierte Corporate-Finance-Dienstleistungen, die Relationship Banking und transaktionsorientierte Kundenbetreuung kombinieren, erhalten. Außerdem hat das Österreichgeschäft der BA-CA Gruppe einen besonderen Fokus auf internationale Handelsfinanzierungen und grenzüberschreitende Bankdienstleistungen (u.a. internationales Cash-Management), kapitalmarktbezogene Beratungsdienstleistungen (u.a. Corporate Finance, Mergers & Acquisitions, strukturierte Finanzierung und Kreditsyndizierung) und das Leasing-Geschäft (u.a. grenzüberschreitendes und strukturiertes Leasing). Schließlich bietet die BA-CA Gruppe gewerblichen Immobilienkunden wie Bauträgern, gewerblichen Immobilieninvestoren und Wohnungsbaugesellschaften Dienstleistungen im Bereich der gewerblichen Immobilienfinanzierung an. Das Volumen des österreichischen gewerblichen Immobilienfinanzierungsportfolios der BA-CA Gruppe betrug zum 31. Dezember 2003 ca. € 8 Mrd.

Zentral- und Osteuropa. In Zentral- und Osteuropa bietet die HVB Group Bank- und Finanzdienstleistungen über das integrierte Bankennetzwerk der BA-CA Gruppe an. Die den Kunden angebotene Produktauswahl richtet sich dabei nach dem jeweiligen nationalen Markt: Während sich die Banktochtergesellschaften des Konzerns in einigen Ländern wie z.B. Polen, Kroatien und Bulgarien bereits zu Universalbanken entwickelt haben, die ein umfassendes Angebot an Bank- und Finanzprodukten an Privat- und Firmenkunden vertreiben, sind die Banken in anderen Ländern noch nicht so weit entwickelt. In der Tschechischen Republik, Ungarn, der Slowakei, Slowenien, Rumänien und Bosnien-Herzegowina befindet sich der Konzern derzeit in der Phase des Ausbaus des Firmenkundenstamms und der selektiven Expansion in den örtlichen Privatkundenmarkt, wobei der Schwerpunkt auf ausgewählten Produkten für Privatkunden, wie beispielsweise standardisierten Kredit- und Einlageprodukten, der privaten Immobilienfinanzierung, Asset Management und Kreditkarten, liegt. In Mazedonien und Serbien und Montenegro liegt der Schwerpunkt des Konzerns auf organischem Wachstum, primär durch den Vertrieb von ausgewählten Bankdienstleistungen an Firmenkunden.

Vertrieb

Entsprechend dem konzernweiten Konzept des "Multi-Channel"-Zugangs können Kunden der HVB Group in Österreich sowie den meisten der zentral- und osteuropäischen Ländern, in denen der Konzern operiert, zwischen mehreren Wegen wählen, um Zugang zu den Produkten und Dienstleistungen der HVB Group zu erhalten. Sie haben die Auswahl zwischen dem Filialnetz, dem mobilen Vertrieb, Telefonbanking und Online-Banking.

In Österreich bietet die HVB Group ihre Bank- und Finanzdienstleistungen überwiegend unter der Marke "Bank Austria Creditanstalt" an. Die Bank Austria Creditanstalt, an der die HypoVereinsbank eine Beteiligung von 77,5 % hält, ist an den Wertpapierbörsen in Wien und Warschau notiert. Daneben werden Private-Banking-Dienstleistungen im gehobenen Privatkundensegment durch die Schoellerbank AG und die Bankprivat AG, beides Tochtergesellschaften der Bank Austria Creditanstalt, vermarktet. Zum 31. Dezember 2003 verfügte die Bank Austria Creditanstalt über insgesamt 413 Geschäftsstellen in Österreich. Außerdem unterhielt die Bank Austria Creditanstalt 55 spezielle Kundenservice-Center, die Geschäftskunden und Kleinunternehmen spezialisierte Beratungsleistungen anbieten. Zusätzlich zum Filialnetz werden die österreichischen Kunden über einen mobilen Vertrieb betreut, der sich aus mobilen Mitarbeitern der Bank Austria Creditanstalt sowie ca. 120 gebundenen Vermittlern und ca. 1.500 unabhängigen Vertriebspartnern zusammensetzt. Österreichische Firmenkunden haben auch die Möglichkeit, Bankdienstleistungen über das Internet zu nutzen, z.B. über BusinessNet, das erste Internetportal für Firmenkunden in Österreich. Darüber sind für Firmenkunden der Bank Austria Creditanstalt 46 spezielle Service-Center eingerichtet.

In Zentral- und Osteuropa werden die Kunden über das integrierte Netzwerk von Banktochtergesellschaften der Bank Austria Creditanstalt betreut. Die Bank Austria Creditanstalt unterhält derzeit in zehn Ländern Zentral- und Osteuropas Banktochtergesellschaften: in Polen, der Tschechischen Republik, der Slowakei, in Ungarn, Slowenien, Kroatien, Bulgarien, Rumänien, Serbien und Montenegro und Bosnien-Herzegowina. Außerdem hat die Bank Austria Creditanstalt eine Repräsentanz in Mazedonien. In Polen, dem größten Bankenmarkt Zentral- und Osteuropas, in dem die BA-CA Gruppe tätig ist, werden Bankdienstleistungen unter der Marke "Bank BPH" durch die Bank Przemyslowo-Handlowy PBK S.A., vertrieben.

Die folgende Tabelle fasst einige wichtige Daten der wichtigsten Banktochtergesellschaften des Geschäftsfelds Österreich und CEE, die in Zentral- und Osteuropa operieren, zum 31. Dezember 2003 zusammen.

	Kapitalanteil der Bank Austria Creditanstalt	Filialen	Mitarbeiter	Bilanzsumme[1]
	(%)			(in Mio. €)
Bank Przemyslowo-Handlowy PBK S.A. (Krakau, Polen)	71,03	518	11.115	9.957
HVB Bank Czech Republic a.s. (Prag, Tschechische Republik)	100,00	23	1.214	4.072
HVB Bank Hungary Rt. (Budapest, Ungarn)	100,00	35	1.043	2.799
HVB Bank Slovakia a.s. (Bratislava, Slowakei)	100,00	24	411	1.185
Bank Austria Creditanstalt d.d. Ljubljana (Ljubljana, Slowenien)	99,98	7	285	970
Splitska Banka d.d. (Split, Kroatien)	99,74	78	1.119	2.509
Commercial Bank Biochim AD (Sofia, Bulgarien)	99,77	159	1.590	575
HVB Bank Romania S.A. (Bukarest, Rumänien)	100,00	9	219	518

(1) Nach IAS.

Corporates & Markets

Überblick

Das Geschäftsfeld Corporates & Markets der HVB Group umfasst das kapitalmarktorientierte Geschäft des Konzerns, inklusive in Deutschland und Österreich. Die überwiegende Zahl der Firmenkunden in diesem Geschäftsfeld sind an deutschen oder anderen europäischen Wertpapierbörsen notiert. Zu den ca. 800 institutionellen Kunden zählen Finanzinstitute, Versicherungsgesellschaften, Zentralbanken und andere große öffentlich-rechtliche Institutionen sowie weitere große institutionelle Anleger. Sowohl für seine institutionellen und Firmenkunden als auch für die Kunden anderer Geschäftsfelder der HVB Group bietet das Geschäftsfeld Corporates & Markets Produktentwicklung, Finanzdienstleistungen und Zugang zu den Kapitalmärkten an. Zum 31. Dezember 2003 waren 3.198 Mitarbeiter im Geschäftsfeld Corporates & Markets tätig. Für das Geschäftsjahr 2003 wies das Geschäftsfeld operative Erträge in Höhe von € 2.465 Mio., ein Betriebsergebnis in Höhe von € 1.049 Mio. und ein Ergebnis vor Steuern in Höhe von € 666 Mio. aus.

Zum 31. Dezember 2003 umfasste das Geschäftsfeld Corporates & Markets drei Ressorts:

- Corporates;
- Equity Markets; und
- Debt Markets.

Strategische Ausrichtung

Das Geschäftsfeld Corporates & Markets beabsichtigt, seine starke Marktstellung in Deutschland und seine führende Stellung in Österreich und in Zentral- und Osteuropa weiter auszubauen. Um dies zu erreichen, strebt das Ressort Corporates an, die Provisionserträge aus dem Absatz ausgewählter Kapitalmarkt- und Treasury-Produkte unter Ausnutzung der kreditbezogenen Kundenbeziehungen des Konzerns zu steigern. Insbesondere beabsichtigt der Konzern, seinen Firmenkunden mehr kapitalmarktorientierte Dienstleistungen, z.B. strukturierte Finanzierungen und aktives Kreditportfoliomanagement zum Zwecke des Bilanzmanagements, und weniger traditionelle Kreditprodukte zu verkaufen. Die HypoVereinsbank ist der Auffassung, dass infolge von Basel II Kapitalmarktprodukte die traditionelle Kreditfinanzierung für Firmenkunden zunehmend ergänzen werden, da sich Letztere in Zukunft zunehmend verteuern wird. Auf der Grundlage des Konzepts der "Integrated Loan and Bond Platform" werden Kunden der HVB Group sowohl Firmenkredite als auch auf ihre speziellen Bedürfnisse zugeschnittene kapitalmarktorientierte Finanzierungslösungen angeboten. Des Weiteren beabsichtigt das Geschäftsfeld Corporates & Markets seine Expertise im Bereich Equity mit dem Geschäft für festverzinsliche Derivate zu verbinden, um eine starke Vertriebsplattform für Cross-Asset-Structured-Derivate aufzubauen.

Da sich das Geschäftsfeld Corporates & Markets in erster Linie auf seine Kernmärkte in Deutschland, Österreich und Zentral- und Osteuropa konzentriert, ist die HVB Group grundsätzlich darum bemüht, ihr außereuropäisches Kapitalmarktgeschäft zu reduzieren. Hiervon ausgeschlossen sind Bereiche, von denen die HVB Group annimmt, dass sie besonders profitabel sind oder hinsichtlich derer sie sich im Wettbewerbsvorteil sieht bzw. eine spezielle Produktexpertise angeeignet hat, die sie in ihren Kernmärkten einsetzen kann. Daher beabsichtigt die HVB Group beispielsweise, ihr kapitalmarktorientiertes Geschäft in den Vereinigten Staaten, welches Unternehmen, institutionellen Anlegern und Finanzinstituten strukturierte Kreditprodukte und -dienstleistungen zu Risiko- und Bilanzmanagementzwecken anbietet, nicht nur weiterzubetreiben, sondern auf Europa auszuweiten. Das Geschäftsfeld Corporates & Markets plant außerdem, diejenigen aufsichtsrechtlichen Änderungen, die nach Ansicht der HypoVereinsbank geschäftliche Perspektiven mit einem erheblichen Wachstumspotenzial bieten, zu seinem Vorteil zu nutzen. Angesichts der zum 1. Januar 2004 in Deutschland eingeführten neuen gesetzlichen Regelungen, die erstmals gesetzliche Rahmenbedingungen für Hedge-Fonds und Dach-Hedge-Fonds in Deutschland geschaffen haben, plant die HypoVereinsbank, zusammen mit der in den USA ansässigen Vermögensverwaltungsgesellschaft Ramius Capital Group LLC, an der die HypoVereinsbank-Tochter Bank Austria Creditanstalt eine 24,9%ige Beteiligung hält, das Dach-Hedge-Fonds-Geschäft in Deutschland auszubauen.

Markt und Wettbewerb

Die wichtigsten Wettbewerber des Konzerns im Hinblick auf das Kapitalmarktgeschäft in Deutschland sind andere deutsche Universalbanken sowie ausländische Finanzinstitute wie z.B. weltweit operierende Investmentbanken. Die wichtigsten Wettbewerber des Konzerns in den österreichischen und zentral- und osteuropäischen Märkten sind österreichische Geschäftsbanken und internationale Investment- und Geschäftsbanken.

Produkte und Dienstleistungen

Das Ressort Corporates bietet institutionellen Kunden und Firmenkunden sowie den anderen Geschäftsfeldern des Konzerns Kapitalmarkt- und Corporate-Finance-Produkte und -Beratungsdienstleistungen an. Die Geschäfte dieses Ressorts umfassen Acquisition & Leveraged Finance, Projektfinanzierung, Leasingfinanzierung, aktives Kreditportfoliomanagement, Beratung im Bereich Mergers & Acquisitions, Kreditsyndizierung, Abrechnung von Wertpapiertransaktionen und Strukturierung von Kapitalmarkttransaktionen im Bereich Equity (Aktien) sowie Consulting- und andere Beratungsdienstleistungen. Die HypoVereinsbank geht davon aus, dass der Schwerpunkt ihres Corporate-Finance-Geschäfts weiterhin auf der Übernahme von Emissionen von Unternehmensanleihen und syndizierter Kredite und weniger auf Aktienemissionen liegen wird. Im Jahr 2003 war die HVB Group an vier Aktienemissionen sowie 98 syndizierten Anleiheemissionen für deutsche und internationale Emittenten beteiligt. Von diesen Anleiheemissionen waren 66 in Euro und 32 in insgesamt 11 anderen Währungen. Die HVB Group ist ebenfalls im Bereich innovativer Strukturierung von Asset-backed-Commercial-Paper-Programmen, Asset- und Mortgage-backed-Securitizations und anderer Securitization-Produkte aktiv.

Das Geschäft des Konzerns in den Ressort Equity Markets und Debt Markets umfasst ein weites Spektrum von Treasury- und Kapitalmarktprodukten und -dienstleistungen, von Transaktionen im Geldmarkt- und Devisenhandel, mit Zinsprodukten und Eigenkapitalinstrumenten auf Primär- und Sekundärmärkten bis hin zu derivativen Produkten und Dienstleistungen im Zusammenhang mit der Wertpapierverwahrung und -verwaltung. Der strategische Fokus der Ressorts Debt und Equity Markets liegt auf dem Verkauf und Handel für Kunden, jedoch betreibt der Konzern auch Handel auf eigene Rechnung. In Europa nimmt die HVB Group im Bereich der Equity-linked Produkte eine starke Stellung ein. Darüber hinaus koordiniert das Geschäftsfeld Corporates & Markets die gesamte Kapitalmarktfinanzierung des Konzerns. Das Hauptaugenmerk des Finanzierungsgeschäfts der HVB Group liegt dabei weiterhin auf dem deutschen Pfandbriefmarkt, insbesondere dem Jumbo-Pfandbriefmarkt (Emissionen im Wert von mindestens € 500 Mio.), in dem die HypoVereinsbank mit einem Volumen von insgesamt ca. € 28 Mrd. ausstehender Anleihen zum 31. Dezember 2003 vertreten ist. Weitere Informationen zur Finanzierungs- und der damit verbundenen Risikomanagementpolitik der HVB Group sind im Abschnitt "Risikomanagement—Liquiditätsrisiko" enthalten.

Die HVB Group nutzt derivative Instrumente wie Swaps, Futures, Termingeschäfte und Optionen im Zusammenhang mit ihrem Kundengeschäft als Teil ihrer Aktiv-/Passivsteuerung und in Verbindung mit ihren eigenen Wertpapierhandelsgeschäften. Der Bereich Treasury trägt wesentlich zu den Aktiv-/Passivsteuerungstechniken der HVB Group bei. Die Mehrzahl dieser Transaktionen werden zu Hedging-Zwecken ausgeführt. Aktiva des Handelsbestandes, einschließlich Derivate, werden in Übereinstimmung mit IFRS market-to-market bewertet. Weitere Informationen zu den von der HVB Group auf Derivate angewandte Rechnungslegungsgrundsätze sind im Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Wesentliche Bilanzierungs- und Bewertungsmethoden—IAS 39—Zu Handelszwecken gehaltene finanzielle Vermögenswerte und Verbindlichkeiten" und "—Bilanzierung von Sicherungsgeschäften (Hedge Accounting)" enthalten.

Vertrieb

Während institutionelle Kunden und große Firmenkunden im Geschäftsfeld Corporates & Markets auf der Grundlage eines produkt- und transaktionsbestimmten Ansatzes betreut werden, basiert die Betreuung von mittelständischen Firmenkunden stärker auf dem Konzept des kundenorientierten Relationship Banking. Die für bestimmte Kapitalmarktprodukte spezialisierten Vertriebsteams der HypoVereinsbank in München unterstützen den Vertrieb. Darüber hinaus werden große Firmenkunden und institutionelle Kunden des Geschäftsfelds durch besondere Relationship Manager individuell betreut. In Österreich werden die Kunden des Geschäftsfelds insbesondere von den in Wien ansässigen Vertriebsteams der Bank Austria Creditanstalt betreut. Diese Spezialisten unterstützen außerdem die zentral- und osteuropäischen Banktochtergesellschaften der Bank Austria Creditanstalt bei der Entwicklung ihres Treasury- und Kapitalmarktgeschäfts. Diese Tochtergesellschaften übernehmen eine wichtige Rolle bei der Bereitstellung von Treasury- und Kapitalmarktprodukten an große ortsansässige Unternehmen in Polen, der Tschechischen Republik, Ungarn, der Slowakei und anderen Ländern. In Russland werden die Kunden des Konzerns durch die International Moscow Bank betreut. In Westeuropa (ohne Deutschland) betreut der Konzern seine Kunden hauptsächlich durch Geschäftsstellen der HVB Group in London, Paris, Mailand, Athen und Zürich. Diese Geschäftsstellen legen den Schwerpunkt weiterhin auf ausgewählte Produkte der Handels- und Projektfinanzierung, der besicherten Kredite und der strukturierten Finanzierung. Die HVB Group vermarktet außerdem ausgewählte Kapitalmarktprodukte über Geschäftsstellen in Nordamerika und Asien.

Schließlich entwickelt das Geschäftsfeld Corporates & Markets auch Anlage- und Corporate-Finance-Produkte, die über die Geschäftsfelder Deutschland und Österreich & Zentral- und Osteuropa vertrieben werden.

Workout Immobilien

Die Aufgabe des Segments Workout Immobilien besteht darin, das aus problembehafteten Immobilienfinanzierungen und, zu einem deutlich geringeren Anteil, daraus resultierenden, ersteigerten Immobilien bestehende Workout-Portfolio des Konzerns, das nach Abschluss der Fusion von Vereinsbank und Hypo-Bank im Jahr 1998 zum 31. Dezember 1999 aus den anderen Geschäftsfeldern ausgegliedert wurde, zu sanieren oder abzuwickeln. Das Workout-Portfolio entstand hauptsächlich aus Kreditexposures für Immobilien-Joint-Venture-Projekte, Bauträger und professionelle Immobilieninvestoren. Es wird von in einer separaten Einheit zusammengefassten Immobilienspezialisten betreut. Das Segment Workout Immobilien wird als Profit-Center betrieben und steht unter der Aufsicht des Chief Risk Officer des Konzerns. Ein Teil dieser Immobilienspezialisten erbringt auch Kreditsanierungs- und -abwicklungsleistungen für das Geschäftsfeld Deutschland. Zum Zeitpunkt der Ausgliederung hatte das Workout-Portfolio ein Volumen von € 9,6 Mrd., welches bis zum 31. Dezember 2003 durch aktives Portfolio-Management und Abschreibungen auf etwa € 3 Mrd. reduziert wurde. Zum 31. Dezember 2003 betrug der auf Abschreibungen entfallende Anteil des Abbaus ca. 45 %. Zum 31. Dezember 2003 entfielen 64 % des bestehenden Kreditportfolios des Segments Workout Immobilien auf kurzfristige Kredite und Avale und 36 % auf langfristige Immobilienfinanzierungen. Die langfristigen Immobilienfinanzierungen des Segments werden nach Art und geografischer Lage der zu Grunde liegenden Immobilie klassifiziert: Nach Art der Immobilie machen 72 % dieser Immobilienfinanzierungen gewerbliche Immobilien, 23 % wohnwirtschaftliche Immobilien und 5 % unbebaute Grundstücke aus; nach geografischer Lage verteilt sich das Portfolio zu 13 % auf Immobilien in Berlin, zu 61 % auf Immobilien in Westdeutschland und zu 26 % auf Immobilien in Ostdeutschland. Der aktive Portfolio-Management-Prozess umfasst eine große Bandbreite an Maßnahmen vom Verkauf und der Vermietung von Immobilien bis hin zur Fertigstellung noch nicht abgeschlossener Baumaßnahmen mit dem Ziel, diese zu verkaufen. Zum 31. Dezember 2003 unterhielt der Konzern eine Risikovorsorge für das Portfolio des Segments Workout Immobilien in Höhe von ca. 28 % des Volumens des Portfolios. Ob die Höhe dieser Risikovorsorge ausreichen wird, hängt unter anderem von den zukünftigen Wirtschaftsbedingungen und der Lage auf dem inländischen Immobilienmarkt ab.

Zum 31. Dezember 2003 waren im Segment Workout Immobilien 666 Mitarbeiter tätig. Für das Geschäftsjahr 2003 wies das Segment ein negatives Betriebsergebnis in Höhe von € 86 Mio. und ein negatives Ergebnis vor Steuern in Höhe von € 238 Mio. aus.

Immobilien

Aus betrieblicher Sicht sind die wichtigsten Immobilien der HVB Group die zwölf in München gelegenen Gebäude, in denen die Konzernzentrale untergebracht ist. Der Konzern besitzt außerdem die Konzernzentrale der Bank Austria Creditanstalt in Wien.

Zum 31. Dezember 2003 betrug der Buchwert der betrieblich genutzten Grundstücke und Gebäude der HVB Group € 2.117 Mio.

Rechtsstreitigkeiten

Die HypoVereinsbank und ihre Tochtergesellschaften sind an einer Anzahl von Rechtsstreitigkeiten beteiligt, die aus ihrem gewöhnlichen Geschäftsbetrieb herrühren. Sofern nicht nachstehend erörtert, erwartet die HypoVereinsbank nicht, dass die Rechtsstreitigkeiten, an denen sie oder eine ihrer Tochtergesellschaften gegenwärtig als Verfahrenspartei beteiligt ist oder die ihr oder einer ihrer Tochtergesellschaften angedroht worden sind, für sich allein oder insgesamt, eine wesentliche nachteilige Auswirkung auf die Geschäfts- oder Finanzlage der HypoVereinsbank oder der HVB Group als Ganzes haben werden. Solche Verfahren waren auch in den vergangenen drei Geschäftsjahren nicht anhängig.

Strukturvertriebsgeschäfte

Die HypoVereinsbank ist in Deutschland an einer Anzahl von zivilrechtlichen Verfahren mit ca. 650 Privatkunden im Zusammenhang mit der Finanzierung von steuerlich motivierten Immobilienanlagen, die im Wege des Strukturvertriebs vorwiegend in den Jahren 1989 bis 1994 vermittelt wurden, beteiligt. Die Gegenstand dieser Verfahren gewordenen Finanzierungen belaufen sich auf einen Gesamtbetrag von etwa € 50 Mio. Die dabei aufgeworfenen Rechtsfragen betreffen in erster Linie die Auslegung deutscher Verbraucherschutzgesetze, insbesondere der Bestimmungen des Haustürwiderrufs-Gesetzes, welches die Richtlinie 85/577/EWG des Rates vom 20. Dezember 1985 in deutsches Recht umsetzte. Das Gesetz gewährt einem Verbraucher, der Partei eines Geschäfts ist, das in einer "Haustürsituation" initiiert oder abgeschlossen wird, d.h. am Arbeitsplatz oder in der Privatwohnung des Verbrauchers oder an einem öffentlichen Ort (außer auf ausdrücklichen Wunsch des Verbrauchers), ein einseitiges und jederzeitiges Widerrufsrecht, wenn der

Verbraucher nicht zum Zeitpunkt des Geschäfts schriftlich auf sein gesetzliches Widerrufsrecht hingewiesen worden ist. Auf der Grundlage einer Entscheidung des Europäischen Gerichtshofs vom 13. Dezember 2001 wenden deutsche Gerichte die Bestimmungen des Haustürwiderrufs-Gesetzes auch auf Immobilienfinanzierungsverträge an. Der Bundesgerichtshof hat wiederholt bei der Anwendung des Haustürwiderrufs-Gesetzes seine seit langem vertretene Ansicht bestätigt, dass der Widerruf eines Immobilienfinanzierungsvertrags nach diesem Gesetz die Wirksamkeit des zu Grunde liegenden Kaufvertrags über die Immobilie grundsätzlich nicht berührt. Vielmehr seien der Immobilienfinanzierungsvertrag und der Immobilienkaufvertrag als zwei voneinander unabhängige Verträge anzusehen. Daher kann nach Auffassung des Bundesgerichtshofs ein Kunde der HypoVereinsbank, der nachweisen kann, dass sein Finanzierungsvertrag in einer "Haustürsituation" abgeschlossen wurde und er nicht über sein Widerrufsrecht schriftlich belehrt wurde, grundsätzlich nur den Finanzierungsvertrag, nicht jedoch den zu Grunde liegenden Kaufvertrag über die Immobilie widerrufen. Der Bundesgerichtshof hat wiederholt entschieden, dass ein Kunde als Folge eines solchen Widerrufs nicht von seinen Verpflichtungen aus dem Finanzierungsvertrag im Gegenzug für die Rückübertragung der Immobilie befreit wird, sondern dazu verpflichtet bleibt, den ausstehenden Darlehensbetrag zuzüglich marktüblicher Zinsen an den Darlehensgeber zurückzuzahlen.

In einem Rechtsstreit, an dem nicht die HypoVereinsbank, sondern eine andere deutsche Bank beteiligt ist, hat das Landgericht Bochum am 27. Juli 2003 dem Europäischen Gerichtshof vier Fragen zur Auslegung der Richtlinie 85/577/EWG des Rates und des Art. 95(3) des EG-Vertrags im Zusammenhang mit Immobilienfinanzierungsverträgen vorgelegt. Der Europäische Gerichtshof wurde insbesondere um Prüfung der Frage ersucht, ob die Auslegung deutschen Rechts durch den Bundesgerichtshof, dass ein Verbraucher, der einen Immobilienfinanzierungsvertrag in einer Haustürsituation abgeschlossen hat, den Finanzierungsvertrag, nicht jedoch den Kaufvertrag widerrufen kann, mit den in der Richtlinie 85/577/EWG des Rates und in Art. 95(3) des EG-Vertrages enthaltenen europäischen Grundsätzen zum Verbraucherschutz in Einklang steht. Das Landgericht Bochum ist der Ansicht, dass die Auslegung des Haustürwiderrufs-Gesetzes durch den Bundesgerichtshof dazu führe, dass die Ausübung des Widerrufsrechts durch einen Kunden wirtschaftlich gesehen sinnlos sei. Nach Auffassung des Landgerichts müsse daher gemäß dem Zweck der Richtlinie 85/577/EWG des Rates und des Art. 95(3) des EG-Vertrages das Haustürwiderrufs-Gesetz anders ausgelegt werden. Zum Datum dieses Prospekts ist das Verfahren vor dem Europäischen Gerichtshof noch nicht abgeschlossen. Jedoch ist nicht auszuschließen, dass bereits die Anhängigkeit des Verfahrens dazu führt, dass Verbraucher, die einen Immobilienfinanzierungsvertrag mit der HypoVereinsbank in einer "Haustürsituation" abgeschlossen haben, die Erfolgsaussichten eines Rechtsstreits über die Rückabwicklung ihres Finanzierungsvertrages und des zu Grunde liegenden Immobilienkaufvertrages positiv einschätzen. Allerdings hat der Bundesgerichtshof beiläufig in einer Entscheidung vom 16. September 2003 erneut seine Ansicht bekräftigt, dass das Europäische Recht keine Überprüfung seiner Auslegung des Haustürwiderrufs-Gesetzes zulasse. Im Dezember 2003 hat die Europäische Kommission in dem vom Landgericht Bochum anhängig gemachten Verfahren eine Stellungnahme abgegeben, in der sie dem Europäischen Gerichtshof vorschlägt, die Gerichte der Mitgliedsstaaten anzuhalten, bei der Anwendung nationalen Rechts die Anforderungen Europäischen Rechts sorgfältig zu beachten. Im Kontext dieser Stellungnahme könnte diese Empfehlung auch als Vorschlag an den Europäischen Gerichtshof verstanden werden, eine Entscheidung zu treffen, die den Bundesgerichtshof veranlassen soll, seine ständige Rechtsprechung zur Auslegung des Haustürwiderrufs-Gesetzes, insbesondere hinsichtlich der Rechtsfolgen eines Widerrufs eines unter das Gesetz fallenden Immobilienfinanzierungsvertrages, zu überprüfen. Es ist jedoch ungewiss, ob der Europäische Gerichtshof sich einer solchen Auffassung anschließen würde. Zum Datum dieses Prospekts ist daher der Ausgang des Verfahrens vor dem Europäischen Gerichtshof und seine möglichen Auswirkungen auf gegenwärtige und zukünftige mit dem Strukturvertrieb in Zusammenhang stehende Verfahren unter Beteiligung der HypoVereinsbank vollkommen ungewiss.

Auf der Grundlage der bisherigen Entscheidungen des Bundesgerichtshofs ist die HypoVereinsbank der Ansicht, dass weder eines ihrer im Zusammenhang mit den Strukturvertriebsgeschäften anhängigen oder angedrohten Verfahren (einschließlich einer bei einem U.S.-amerikanischen Gericht erhobenen Klage) allein oder diese Verfahren insgesamt im Falle einer für die Bank nachteiligen Entscheidung eine wesentliche nachteilige Auswirkung auf das Geschäft oder die Finanzlage der HypoVereinsbank als Ganzes hätten.

Wahl des Abschlussprüfers der HypoVereinsbank und Wirksamkeit des Jahresabschlusses

Im November 2002 hat der Bundesgerichtshof den Hauptversammlungsbeschluss zur Wahl des Abschlussprüfers der HypoVereinsbank für das Geschäftsjahr 1999 für nichtig erklärt, da die HypoVereinsbank zum Zeitpunkt der Beschlussfassung sich aus einem anderen Vertragsverhältnis ergebende, angebliche Ansprüche gegen die Wirtschaftsprüfer geltend gemacht hatte, die Anlass zu Bedenken hinsichtlich der Unbefangenheit der Wirtschaftsprüfer gaben. Im Anschluss an die Entscheidung des Bundesgerichtshofs hat der erfolgreiche Kläger Verfassungsbeschwerde beim Bundesverfassungsgericht eingelegt, mit der unter anderem Verfahrensfehler geltend gemacht werden und die Kostenentscheidung des

Gerichts angefochten wird, wonach die Kosten des Rechtsstreits von der HypoVereinsbank zu tragen sind. Die HypoVereinsbank ist der Ansicht, dass die Verfassungsbeschwerde unbegründet ist und der Kläger nicht befugt war, Verfassungsbeschwerde zu erheben, da die Entscheidung des Bundesgerichtshofs zu Gunsten des Klägers ergangen ist.

Mehrere Aktionäre der HypoVereinsbank haben beim Landgericht München I gerichtliche Verfahren gegen die HypoVereinsbank eingeleitet, mit denen sie die Wirksamkeit des Jahresabschlusses der HypoVereinsbank für das Geschäftsjahr 2001 sowie verschiedener anderer Beschlüsse der Hauptversammlung der HypoVereinsbank des Jahres 2002, die mit diesem Jahresabschluss im Zusammenhang stehen (wie zum Beispiel der Beschluss zur Dividendenausschüttung für das Jahr 2001), anfechten. Außerdem haben diese Aktionäre auf Grund der vorstehend genannten Entscheidung des Bundesgerichtshofs vom November 2002 die Wirksamkeit der Jahresabschlüsse für die Geschäftsjahre 1999, 2000 und 2002 angefochten. Im März 2003 hat das Gericht die Klagen als rechtsmissbräuchlich abgewiesen. Die Kläger haben Berufung eingelegt und im Zuge dessen auch die Wirksamkeit der Wahl des Abschlussprüfers der HypoVereinsbank für das Geschäftsjahr 2003 angefochten. Im September 2003 hat das Oberlandesgericht München die Berufung zurückgewiesen. Die Aktionäre haben verschiedene Rechtsmittel, unter anderem wegen behaupteter Verletzung von Verfahrensvorschriften, bei verschiedenen Gerichten eingelegt. Die HypoVereinsbank ist der Auffassung, dass die Kläger erfolglos bleiben werden.

Darüber hinaus ist die HypoVereinsbank der Auffassung, dass die Entscheidung des Bundesgerichtshofs vom November 2002 weder Anlass zu Zweifeln an der Unbefangenheit des Abschlussprüfers der HypoVereinsbank für eines der Geschäftsjahre nach 1999 gibt, noch die Wirksamkeit der Jahresabschlüsse der HypoVereinsbank für das Geschäftsjahr 1999 und die nachfolgenden Geschäftsjahre berührt. Sämtlichen Klagen, die sich gegen die Wirksamkeit der Jahresabschlüsse der HypoVereinsbank für die Geschäftsjahre 1999, 2000 und 2001 auf Grund von Bedenken hinsichtlich der Unbefangenheit der Abschlussprüfer richten, steht die Heilung kraft Gesetzes entgegen, da die Jahresabschlüsse nicht innerhalb der geltenden Klagefrist (d.h. innerhalb von sechs Monaten nach der Bekanntmachung des betreffenden Jahresabschlusses) angefochten wurden. Zudem wurde im Jahr 2000 ein abschließender Vergleich zwischen den Wirtschaftsprüfern und der HypoVereinsbank geschlossen, der den Streit über die Ansprüche, die den Anlass zu den Bedenken hinsichtlich der Unbefangenheit der Wirtschaftsprüfer gegeben hatten, beigelegt hat. Aus diesem Grunde lagen die Voraussetzungen, auf deren Grundlage der Bundesgerichtshof seine Entscheidung gefällt hat, im jeweiligen Zeitpunkt der Bestellung des Abschlussprüfers der HypoVereinsbank für das Geschäftsjahr 2000 und die nachfolgenden Geschäftsjahre nicht mehr vor. Die Auffassung der HypoVereinsbank wird durch Gutachten von führenden Juristen aus Wissenschaft und Praxis gestützt.

Wahl der Vertreter der Anteilseigner in den Aufsichtsrat der HypoVereinsbank

Im Juni 2003 hat ein Aktionär der Bank Klage gegen die HypoVereinsbank erhoben, mit der die Gültigkeit der Wahl der Vertreter der Anteilseigner in den Aufsichtsrat der HypoVereinsbank auf der Hauptversammlung vom 14. Mai 2003 angefochten wird. Der Kläger stützt seine Klage auf angebliche Verfahrensfehler bei der Wahl der zehn Vertreter der Anteilseigner. Die HypoVereinsbank hält die Klage für unbegründet. Dennoch beabsichtigt die HypoVereinsbank als Vorsichtsmaßnahme, der für den 29. April 2004 vorgesehenen Hauptversammlung die Wiederwahl der derzeitigen Vertreter der Anteilseigner in den Aufsichtsrat der HypoVereinsbank vorzuschlagen.

Nachdem ein Vertreter der Anteilseigner sein Aufsichtsratsmandat im Dezember 2003 niedergelegt hatte, wurde im Januar 2004 ein neuer Vertreter der Anteilseigner vom Amtsgericht München gerichtlich bestellt. Auf Antrag der Bank, die anderen neun Vertreter der Anteilseigner ebenfalls gerichtlich zu bestellen, um die rechtliche Unsicherheit hinsichtlich der Gültigkeit der Wahl dieser Anteilseignervertreter in den Aufsichtsrat zu beseitigen, hat das Amtsgericht München am 17. Februar 2004 diese neun Anteilseignervertreter ebenfalls gerichtlich bestellt. Als weitere Vorsichtsmaßnahme hat der Aufsichtsrat der HypoVereinsbank am 25. Februar 2004 die seit dem 14. Mai 2003 gefassten und durch die Anfechtungsklage in Frage gestellten Beschlüsse, einschließlich der durch Ausschüsse gefassten Beschlüsse, bestätigt. Selbst wenn daher Beschlüsse, die zwischen dem 14. Mai 2003 und dem 25. Februar 2004 gefasst wurden, unwirksam gewesen sein sollten, so sind diese Beschlüsse nach Auffassung der HypoVereinsbank durch ihre Bestätigung am 25. Februar 2004 wirksam geworden. Die HypoVereinsbank ist der Ansicht, dass dieser Beschluss des Aufsichtsrates mögliche nachteilige Auswirkungen einer gerichtlichen Entscheidung zugunsten des Klägers auf das Geschäft und die Finanzlage des Konzerns ausschließen sollte.

Europäische Kartellrechtsverfahren und Forderungen österreichischer Konsumentenschutzverbände

Im Dezember 2001 belegte die Europäische Kommission die HypoVereinsbank und ihre Tochtergesellschaft Vereins- und Westbank mit Geldbußen in Höhe von insgesamt ca. € 31 Mio. für angebliche rechtswidrige Preisabsprachen in Bezug auf die im Sortengeschäft erhobenen Gebühren für den Umtausch der nationalen

Währungen zukünftiger Mitgliedstaaten der Europäischen Währungsunion. Auch drei weitere deutsche Banken wurden in diesem Zusammenhang mit Geldbußen belegt. Die HypoVereinsbank ist der Ansicht, dass für die Auferlegung dieser Geldbußen keine tatsächliche oder rechtliche Grundlage besteht und hat beim Europäischen Gericht erster Instanz Rechtsmittel eingelegt. Die HypoVereinsbank ist der Auffassung, dass sie mit ihrem Rechtsmittel erfolgreich sein wird. Im Juni 2002 belegte die Europäische Kommission die Bank Austria Creditanstalt wegen angeblicher rechtswidriger Absprachen in Bezug auf Zinssätze, Preise verschiedener Bankprodukte für Retailkunden sowie andere Konditionen mit einer Geldbuße in Höhe von ca. € 30 Mio. Auch sieben weitere österreichische Banken wurden in diesem Zusammenhang mit Geldbußen in Höhe von insgesamt ca. € 94 Mio. belegt. Die Bank Austria Creditanstalt hat beim Europäischen Gericht erster Instanz Rechtsmittel gegen die Auferlegung und Höhe der Geldbuße eingelegt. Derzeit ist der Ausgang dieses Verfahrens ungewiss. Der Gesamtbetrag der Geldbußen, die der HVB Group auferlegt wurden, sind im Hinblick auf die Finanz- und Ertragslage der HVB Group zwar nicht wesentlich, jedoch könnte sich die Bestätigung der Kommissionsentscheidung durch das Europäische Gericht erster Instanz nachteilig auf die Reputation auswirken, die die HVB Group bei ihren Kunden besitzt. Dies wiederum könnte einen nachteiligen Einfluss auf die Geschäfts- und Ertragslage der HVB Group haben.

Bestimmte österreichische Konsumentenschutzverbände und Politiker haben angekündigt, dass derzeit Schadensersatzforderungen gegen die in den oben genannten Verfahren beteiligten Banken, einschließlich der Bank Austria Creditanstalt, erwogen werden. Die HVB Group geht davon aus, dass es vom rechtlichen Standpunkt her ungewiss ist, ob ein Verstoß gegen Artikel 81 des EG-Vertrages zu zivilrechtlichen Schadensersatzforderungen einzelner Kunden berechtigt. Zum Datum dieses Prospekts waren nach Kenntnis der HVB Group keine Klagen auf dieser Grundlage gegen die Bank Austria Creditanstalt eingereicht. Die HVB Group betrachtet solche Klagen im übrigen aus verschiedenen Gründen als unbegründet. Darüber hinaus behaupten österreichische Konsumentenschutzverbände, dass österreichische Banken durch Verrechnung zu hoher Zinsen und Gebühren an ihre Kunden gegen österreichische Konsumentenschutzgesetze verstoßen haben. Ob und in welchem Ausmaß solche Behauptungen gerechtfertigt sind, hängt von den Umständen des Einzelfalls und einer Reihe rechtlicher Aspekte ab, die bislang noch nicht abschließend von den österreichischen Gerichten geklärt wurden. In Anbetracht der unsicheren Rechtslage hat der Österreichische Sparkassenverband zwei Vergleichsvereinbarungen mit österreichischen Konsumentenschutzverbänden abgeschlossen. Um Rechtsstreitigkeiten mit Kunden oder Konsumentenschutzverbänden zu vermeiden, hat die Bank Austria Creditanstalt erklärt, dass sie sich an die Vergleichsvereinbarung halten wolle. Andere österreichische Kreditinstitute sind gegenwärtig noch an Zivilverfahren beteiligt und Gerichtsentscheidungen gegen diese Kreditinstitute können nachteilige Konsequenzen für das gesamte Bankgewerbe in Österreich haben. Die HVB Group geht davon aus, dass durch die Erklärung der Bank Austria Creditanstalt solche nachteiligen Konsequenzen für die HVB Group weitgehend vermieden werden.

Holocaust-Verfahren

Im Juli 2003 wurde der HypoVereinsbank und der Bank Austria Creditanstalt eine Klage auf der Grundlage angeblicher Ansprüche aus der Zeit des Nationalsozialismus und des Zweiten Weltkriegs zugestellt. Mit der von zwei Einzelpersonen bei einem U.S.-amerikanischen Bezirksgericht (*United States District Court for the District of Columbia*) eingereichten Klage, die sich gegen die HypoVereinsbank, Schoellerbank AG und die Bank Austria Creditanstalt International als Beklagte richtet, wird eine Schadensersatzforderung in Höhe von insgesamt US $ 40 Mio. geltend gemacht. Die HypoVereinsbank ist der Ansicht, dass dem U.S.-amerikanischen Gericht die internationale Zuständigkeit für eine Klage gegen sie aufgrund mangelnder Geschäftstätigkeit der Beklagten in dem Gebiet des *District of Columbia* fehlt. Unabhängig davon ist die HypoVereinsbank der Auffassung, dass der erhobene Anspruch gegen die Bank Austria Creditanstalt in den Anwendungsbereich der Class-Action-Settlement-Vereinbarung der Bank Austria Creditanstalt vom 15. März 1999 fällt und daher unbegründet ist. Die HypoVereinsbank ist außerdem der Auffassung, dass die angeblichen Ansprüche ihr gegenüber und gegen die Schoellerbank AG unter das Regierungsabkommen u.a. zwischen den Regierungen der Bundesrepublik Deutschland und der Vereinigten Staaten von Amerika fällt. Gemäß dem Regierungsabkommen wird die Regierung der Vereinigten Staaten, sobald ihr mitgeteilt wird, dass vor einem Bundes- oder einzelstaatlichen Gericht in den Vereinigten Staaten gegen ein deutsches Unternehmen oder eine seiner Tochtergesellschaften ein Anspruch aus der Zeit des Nationalsozialismus oder dem Zweiten Weltkrieg geltend gemacht wird, dieses Gericht durch ein Statement of Interest davon unterrichten, dass es im außenpolitischen Interesse der Vereinigten Staaten liegt, wenn die deutsche Bundesstiftung "Erinnerung, Verantwortung, Zukunft" (die "Stiftung") die ausschließliche Rechtsschutzmöglichkeit und das Forum für die Regelung solcher Ansprüche ist, und dass die Abweisung solcher Fälle durch Bundes- oder einzelstaatliche Gerichte in den Vereinigten Staaten in ihrem außenpolitischen Interesse läge. Da die Schoellerbank AG vor ihrem Kauf durch die Bank Austria Creditanstalt eine Tochtergesellschaft der HypoVereinsbank war, fallen auch Ansprüche aus der Zeit des Nationalsozialismus und dem Zweiten Weltkrieg gegen die Schoellerbank AG unter dieses Regierungsabkommen. Die HypoVereinsbank geht davon aus, dass die Ansprüche gegen die Schoellerbank AG auf der Grundlage eines Statement of Interest der Vereinigten Staaten, mit der eine Abweisung der Klage befürwortet wird, abgewiesen werden, obwohl eine solche Erklärung, rechtlich gesehen, keinen verbindlichen Charakter für ein U.S.-amerikanisches Bezirksgericht besitzt.

Verfahren im Zusammenhang mit der Neustrukturierung der Pensionszusagen der Bank Austria Creditanstalt

Im Zusammenhang mit der Neustrukturierung der Pensionszusagen der Bank Austria Creditanstalt im Jahr 1999 sind gegen Bank Austria Creditanstalt gerichtliche Verfahren von ehemaligen und derzeit beschäftigten Mitarbeitern anhängig. 1999 haben die ehemalige Bank Austria AG, die ehemalige Creditanstalt AG sowie andere österreichische Kreditinstitute ihre Pensionspläne für die seit dem 1. Januar 2000 in den Ruhestand getretenen Mitarbeiter durch Auslagerung ihrer direkten Betriebspensionszusagen in Pensionskassen von einem leistungsorientierten auf ein beitragsorientiertes System umgestellt. Eine überwiegende Mehrheit der zu diesem Zeitpunkt bei der Bank Austria AG und der Creditanstalt AG beschäftigten Mitarbeiter nahmen an dieser Umstellung entweder auf Basis von Regelungen in Kollektivverträgen und Betriebsvereinbarungen oder Einzelverträgen teil. Für die Mitarbeiter bedeutete die Beteiligung an der Umstellung, dass ihr Anspruch auf Auszahlung einer Betriebspension direkt durch die Bank Austria Creditanstalt unmittelbar nach Pensionierung in einen Anspruch auf einen Anteil an den Vermögenswerten (und somit des Anlageerfolgs) der Pensionskassen umgewandelt wurde. Die Bank Austria AG und die Creditanstalt AG haben in zwei überbetrieblichen Pensionskassen für die Übertragung der Pensionsanwartschaften für die Dienstzeiten der betroffenen Mitarbeiter vor dem Stichtag 1. Januar 2000 insgesamt etwa € 690 Mio. eingezahlt. Für die Dienstzeiten nach diesem Stichtag haben sich die Bank Austria AG und die Creditanstalt AG verpflichtet, regelmäßig Beitragszahlungen in festgelegter Höhe an die Pensionskassen zu leisten. Die Pensionszusagen für Mitarbeiter, die vor dem 1. Januar 2000 in Ruhestand getreten sind, blieben von dieser Umstellung unberührt.

Die seit 1999 weltweit rückläufige Entwicklung der Aktienmärkte hat dazu geführt, dass der Anlageerfolg der Pensionskassen deutlich hinter den Erwartungen zurückblieb. Mitarbeitergruppen, die kürzlich in den Ruhestand getreten sind, fordern, dass die Bank Austria Creditanstalt sie für den Verlust, den sie auf Grund der schwachen Performance der Pensionskassen erlitten haben, entschädigen. Einige ehemalige und derzeit beschäftigte Mitarbeiter haben Klage eingereicht, durch die sie den Ersatz all jener gegenwärtigen und zukünftigen Kürzungen ihrer Pensionszahlungen aus den Pensionskassen anstreben, die sich aus dem Vergleich mit den Beträgen, die sie ohne Umstellung der Pensionspläne erhalten hätten, ergeben. Des Weiteren hat der Österreichische Gewerkschaftsbund in Verbindung mit der Neustrukturierung der Pensionszusagen durch einige österreichische Banken, einschließlich der Bank Austria Creditanstalt, Klage gegen den Österreichischen Sparkassenverband eingebracht, welche derzeit am Obersten Gerichtshof anhängig ist.

Die HVB Group ist davon überzeugt, dass die Übertragung der Pensionsanwartschaften zur Gänze gesetzeskonform erfolgt ist. Die Geschäftspläne der Pensionskassen wurden von der österreichischen Finanzmarktaufsichtsbehörde genehmigt. Derzeit schätzt der Konzern das Risiko, dass ein gerichtliches Urteil gefällt wird, welches die Bank Austria Creditanstalt verpflichtet, eine bestimmte Pensionshöhe für alle von der Umstellung betroffenen Mitarbeiter zu garantieren, als sehr gering ein. Falls die Bank Austria Creditanstalt dennoch gerichtlich dazu verpflichtet werden sollten, für alle Mitarbeiter, die vor der Umstellung bei der Bank Austria Creditanstalt beschäftigt waren, eine Pension bis zu der vor der Umwandlung geltenden Höhe zu garantieren, könnten die der HVB Group entstehenden Kosten je nach Anlageperformance der Pensionskassen, der Sterblichkeitsziffer und anderen Faktoren erheblich sein. Die HypoVereinsbank kann nicht ausschließen, dass Arbeitsgerichte Entschädigungen in gewisser Höhe zusprechen, insbesondere im Hinblick auf jene Mitarbeiter, die im Zeitpunkt der Umstellung kurz vor dem Ruhestand standen.

Bank Burgenland

Presseberichten aus dem Jahre 2003 zufolge hat der burgenländische Landeshauptmann angekündigt, dass das Land Burgenland die Einbringung einer Klage gegen die Bank Austria Creditanstalt vorbereitet, in der es bis zu € 150 Mio. Schadensersatz im Zusammenhang mit der finanziellen Krise der Bank Burgenland, einer regionalen Bank, für die das Land gebürgt hat, fordern will. Die Bank Austria Creditanstalt hielt früher eine Beteiligung von 34 % (43 % Stimmrechtsanteil) an der Bank Burgenland. Presseberichte lassen darauf schließen, dass die Klage sich auch gegen die Republik Österreich sowie die österreichischen Bankaufsichtsbehörden als Mitbeklagte wegen angeblicher Verletzung der Aufsichtspflicht, richten soll.

2000 drohte ein Betrug, an dem der ehemalige Vorstandsvorsitzende der Bank Burgenland und der Eigentümer einer Gruppe von Gesellschaften-insgesamt die größte Kreditnehmerin der Bank Burgenland-beteiligt waren, zum Zusammenbruch der Bank Burgenland zu führen. Die Bank Austria Creditanstalt unterstützte die finanzielle Rettung der Bank Burgenland, indem sie etwa € 200 Mio. der ausstehenden Kredite in Besserungskapital umwandelte und einen revolvierenden Kreditrahmen für die laufende Refinanzierung der Bank Burgenland gewährte. Das Land Burgenland bürgte uneingeschränkt für diese Forderungen, die ab 2004 in sieben jährlichen Tranchen zurückzuzahlen sind. Als Teil des Rettungspakets hat die Bank Austria Creditanstalt ihren gesamten Anteil an der Bank Burgenland für weniger als einen Euro an das Land Burgenland übertragen.

Die Verluste der Bank Burgenland, für die das Land die finanzielle Verantwortung trägt, sind im Verhältnis zum Jahresbudget des Landes erheblich. Presseberichten zufolge fordert der burgenländische Landeshauptmann, dass auf Grund des Umfangs der früheren Beteiligung der Bank Austria Creditanstalt an der Bank Burgenland die Bank Austria Creditanstalt einen Teil der Verluste übernehmen soll. Des Weiteren wurde berichtet, dass das Land Burgenland behauptet, dass der Betrug früher aufgefallen wäre und die Verluste, die das Land als Garantiegeber zu tragen hat, geringer gewesen wären, wenn ein Pensionsgeschäft zwischen einer Tochtergesellschaft der Bank Austria Creditanstalt, der Bank Austria Handelsbank AG und der Bank Burgenland im Mai 1996 nicht durchgeführt worden wäre.

Die HVB Group ist der Ansicht, dass für eine Forderung durch das Land oder die Bank Burgenland gegen die Bank Austria Creditanstalt keine rechtliche Grundlage besteht und beabsichtigt, jeder Klage, die diesbezüglich gegen die Bank Austria Creditanstalt angestrengt wird, entschieden entgegen zu treten.

Bezüglich der vom Land Burgenland im Hinblick auf die Bank Burgenland abgeschlossenen Garantievereinbarungen leitete die Europäische Kommission ein Beihilfeprüfverfahren gegen die Republik Österreich gem. Art. 88 Abs. 2 des EG-Vertrags ein. Im Juni 2003 stellte die Europäische Kommission fest, dass diese Garantievereinbarungen unzulässige staatliche Beihilfen im Sinne des Art. 87 Abs. 1 des EG-Vertrags seien. Im Amtsblatt der Europäischen Gemeinschaften vom 11. Februar 2004 veröffentlichte die Europäische Kommission ihre Entscheidung, dass sie auch die von den österreichischen Behörden für den Fall einer Privatisierung der Bank Burgenland vorgesehenen Modifikationen der Garantievereinbarungen in das Prüfverfahren einbezogen habe. Diese Modifikationen sehen unter anderem vor, dass das Land Burgenland im Falle einer Privatisierung der Bank Burgenland die Besserungsverpflichtung gegenüber der Bank Austria Creditanstalt erfüllt und den noch ausständigen Betrag aus ihrer Garantievereinbarung unmittelbar vor der Privatisierung an die Bank Austria Creditanstalt zahlt. Die HypoVereinsbank ist der Auffassung, dass es sich bei den vom Land Burgenland abgeschlossenen Garantievereinbarungen nicht um unzulässige staatliche Beihilfen im Sinne des Art. 87 Abs. 1 EG-Vertrag handelt. Im übrigen führte ein Wegfall der Garantie des Landes Burgenland zu einer Rückabwicklung des Forderungsverzichtes und damit zu einem Wiederaufleben der ursprünglichen Kreditforderung der Bank Austria Creditanstalt gegen die Bank Burgenland, auf die nur gegen eine landesgarantierte Besserungsverpflichtung verzichtet worden war. Diese ursprüngliche Kreditforderung stünde jedenfalls unter der gesetzlichen Ausfallshaftung des Landes Burgenland. Darüber hinaus ist sie der Ansicht, dass eine Ablehnung der von den österreichischen Behörden vorgeschlagenen Modifikationen durch die Europäische Kommission keine wesentlichen Auswirkungen für das Geschäft oder die Finanzlage der HVB Group hätte.

Treuhandanstalt-Verfahren

Ein seit längerem anhängiger Rechtsstreit steht im Zusammenhang mit angeblichen Ansprüchen der Treuhandanstalt, der Vorgängerin der Bundesanstalt für vereinigungsbedingte Sonderaufgaben ("BvS"), gegen die Bank Austria (Schweiz) AG, eine frühere Tochtergesellschaft der Bank Austria Creditanstalt. Eine der Behauptungen in diesem Verfahren, welches 1993 eingeleitet wurde, ist, dass die frühere Tochtergesellschaft an der Veruntreuung von Geldern mitgewirkt hatte. Die BvS fordert Schadensersatz in Höhe von etwa € 128 Mio. zuzüglich Zinsen. Würde diesen Ansprüchen stattgegeben, wäre die Bank Austria Creditanstalt auf Grund einer gegenüber ihrer ehemaligen Tochtergesellschaft abgegebenen Freistellungsverpflichtung haftbar. Die HVB Group geht jedoch davon aus, dass diese Ansprüche unbegründet sind.

Sonstige Verfahren

Die Bank Austria Creditanstalt und einige andere österreichische und europäische Banken sind Beklagte in einer Class Action in den Vereinigten Staaten, in der den Beklagten wettbewerbswidriges Verhalten vorgeworfen wird. Das Gericht in den Vereinigten Staaten (*U.S. District Court for the Southern District of New York*) hat diese Klage im November 2001 wegen sachlicher Unzuständigkeit zurückgewiesen. Gegen die Entscheidung des Gerichts wurde von den Klägern Berufung eingelegt. Das Berufungsgericht (*Court of Appeal*) hat die unterinstanzliche Entscheidung aufgehoben. Die beklagten Banken, einschließlich der Bank Austria Creditanstalt, haben gegen die Entscheidung des Berufungsgerichts Revision eingelegt.

Im Dezember 2002 wurde die Bank Austria Creditanstalt (neben anderen Personen) von der Constellation 3D, Inc. (einem im U.S.-amerikanischen *Chapter 11*-Insolvenzverfahren befindlichen Schuldner) bei einem Konkursgericht in den USA (*U.S. Bankruptcy Court for the Southern District of New York*) verklagt. Die Klägerin begehrt von der Bank Austria Creditanstalt Schadensersatz in Höhe von bis zu US $ 45 Mio. mit der Behauptung, die Bank Austria Creditanstalt hätte in Verbindung mit einem Kreditvertrag zwischen dem vorkonkurslichen Hauptaktionär der Klägerin und einem potenziellen Investor rechtswidrig gehandelt. Der Vorwurf umfasst unter anderem die fahrlässige Erteilung falscher Auskünfte und Betrug. Die HVB Group ist davon überzeugt, dass diese Behauptungen unbegründet sind.

In Russland sind zwei strafrechtliche Voruntersuchungen wegen behaupteter Steuerhinterziehung und illegaler unternehmerischer Aktivitäten anhängig, die angeblich von einer ehemaligen indirekten Tochtergesellschaft der Bank Austria Creditanstalt während des Zeitraums, als diese in ihrem Eigentum stand (Mitte 1996 bis 2000), begangen wurden. Die Voruntersuchungen betreffen ebenfalls eine Gesellschaft, an der die Tochtergesellschaft der Bank Austria Creditanstalt eine Beteiligung von etwa 25 % hielt. Die HVB Group geht davon aus, dass die Ermittler der Ansicht sind, eine ausreichende Grundlage für die Weiterleitung ihrer Ermittlungsergebnisse an ein Gericht zur weiteren Verfolgung und für die Nachforderung ausstehender Steuern zu haben. Die HVB Group kann die Möglichkeit nicht ausschließen, dass die Steuerbehörden oder der Käufer der Tochtergesellschaft versuchen werden, die Bezahlung der angeblich noch ausstehenden Steuern, Zinsen sowie Geldbußen von der Zwischenholding der Bank Austria Creditanstalt zu fordern oder direkt die Bank Austria Creditanstalt hinsichtlich des Gesamtbetrages oder eines Teils der ausstehenden Steuern, Zinsen oder Geldbußen in Anspruch zu nehmen, auch wenn die HVB Group nicht der Ansicht ist, dass Bank Austria Creditanstalt diesbezüglich eine Verantwortung trägt.

Im April 2002 hat die B.I.I. Creditanstalt International Bank Ltd. (Cayman Islands) wegen der Verluste, die sie auf Grund der Finanzkrise in Argentinien erlitten hatte, ein vorläufiges Liquidationsverfahren auf den Cayman Islands eingeleitet. Zu diesem Zeitpunkt hielt die Bank Austria Creditanstalt eine 50%ige Beteiligung an dieser Gesellschaft. Im Dezember 2002 wurde von den Gläubigern der Cayman-Islands-Gesellschaft ein *Scheme of Arrangement* (Ausgleichsvereinbarung) akzeptiert, welches vom zuständigen Gericht auf den Cayman-Islands im Januar 2003 bestätigt wurde. Einige Gläubiger der Gesellschaft, deren Gesamteinlagen insgesamt etwa USD 30 Mio. betragen, haben der Bank Austria Creditanstalt und der HypoVereinsbank mitgeteilt, dass ihres Erachtens die Bank Austria Creditanstalt und bestimmte andere Parteien nach argentinischem Recht für die noch ausstehenden Verbindlichkeiten der Cayman-Islands-Gesellschaft verantwortlich gemacht werden können. Zur Zeit werden die Fakten und Behauptungen der Gläubiger, auf denen die Forderungen beruhen, in Argentinien und den Cayman Islands untersucht. Bis zum Datum dieses Prospekts hatte keiner der Gläubiger der Gesellschaft einen Prozess gegen die HVB Group angestrengt. Um Unsicherheiten zu verringern und Prozesskosten sowie Aufwendungen zu vermeiden, hat die HypoVereinsbank den Gläubigern der Cayman-Islands-Gesellschaft als Teil der Ausgleichsvereinbarung angeboten, einen Abtretungs- und Haftungsfreistellungsvertrag abzuschließen, wonach die betroffenen Gläubiger auf alle Forderungen gegen die Bank Austria Creditanstalt und bestimmte andere Parteien verzichten würden. Derzeit beträgt der geschätzte Betrag an Gläubigerforderungen, die nicht von dieser Abtretung und Haftungsfreistellung abgedeckt sind, maximal USD 85 Mio. Dieser Betrag reduziert sich um alle Erlöse aus dem Liquidationsverfahren der Cayman-Islands-Gesellschaft, die an die betreffenden Gläubiger gemäß der Ausgleichsvereinbarung ausgezahlt werden. Die Ausgleichsvereinbarung sieht für die Gläubiger der Cayman-Islands-Gesellschaft eine Ausschüttung von 60 % der Erlöse aus der Liquidation des Vermögens der Gesellschaft vor.

Im Dezember 2003 hat die in Guernsey ansässige Duferco Participants Holding Ltd. ein Schiedsgerichtsverfahren gegen die Bank Austria Creditanstalt eingeleitet. Das Verfahren steht in Zusammenhang mit einer syndizierten Handelsfinanzierungsfazilität für das insolvente serbische Stahlunternehmen Sartid International S.A. Die Fazilität war von einer Tochtergesellschaft der Bank Austria Creditanstalt arrangiert worden und Duferco Participants Holding Ltd. hatte diesbezüglich eine Garantie abgegeben. Duferco Participants Holding Ltd. verlangt Schadensersatz in Höhe von insgesamt etwa US $ 35 Mio. zuzüglich Zinsen aufgrund der Behauptung, dass die Tochtergesellschaft der Bank Austria Creditanstalt für keine ausreichenden Sicherheiten für die Fazilität sorgte. Das Schiedsgerichtsverfahren wird nach österreichischem Recht vor dem Internationalen Schiedsgericht der Wirtschaftskammer Österreich in Wien durchgeführt. Die HVB Group schätzt das Risiko, dass das Schiedsgericht die Zahlung von Schadensersatz von der Bank Austria Creditanstalt an die Duferco Participants Holding Ltd. anordnen wird, als gering ein.

Regulierung und Aufsicht

Allgemeine Informationen

Die Geschäftstätigkeit des Konzerns wird von den Zentralbanken und Aufsichtsbehörden in den jeweiligen Rechtsordnungen reguliert und beaufsichtigt, in denen er tätig ist. Lokale Behörden unterwerfen die Bank- und bankfremden Dienstleistungen des Konzerns bestimmten Mindestreserve- und Berichtspflichten sowie Kontrollen (wie etwa im Bereich der Eigenmittelausstattung, des Einlegerschutzes, der Beschränkungen der Geschäftstätigkeit und sonstiger Formen der Aufsicht). Des Weiteren gibt es in einer Reihe von Ländern, in denen der Konzern tätig ist, zusätzliche Beschränkungen, die an ausländische Banken und Finanzdienstleistungsinstitute oder Banken und Finanzdienstleistungsinstitute, die in ausländischem Eigentum oder unter ausländischer Kontrolle stehen, gerichtet sind (oder sich auf diese auswirken), wie etwa:

- Beschränkungen bei der Eröffnung von lokalen Filialen, Zweigniederlassungen oder Tochtergesellschaften und der Art der Bank- und bankfremden Dienstleistungen, die von diesen lokalen Filialen, Zweigniederlassungen oder Tochtergesellschaften erbracht werden dürfen,
- Beschränkungen bei der Übernahme lokaler Banken oder Anforderungen betreffend bestimmte Prozentsätze an lokalem Eigentum oder eine bestimmte Anzahl lokaler Führungskräfte und
- Beschränkungen bei Investitionen und sonstigen Zahlungsströmen in ein Land und aus einem Land heraus.

Änderungen des Regulierungs- und Aufsichtssystems in den Ländern, in denen der Konzern tätig ist, werden bis zu einem gewissen Grad die Möglichkeiten, in neue Märkte zu expandieren, die Dienstleistungen und Produkte, die in diesen Märkten angeboten werden können, und die Art und Weise, wie bestimmte Geschäftsaktivitäten strukturiert werden, bestimmen.

Die Bundesanstalt für Finanzdienstleistungsaufsicht ("BaFin") ist sowohl auf unkonsolidierter Basis (nur die HypoVereinsbank) als auch auf konsolidierter Basis (die HypoVereinsbank und die für deutsche Bankaufsichtszwecke konsolidierten Unternehmen) die wichtigste Aufsichtsbehörde. Darüber hinaus werden viele Geschäftsaktivitäten des Konzerns im Ausland von den lokalen Aufsichtsbehörden reguliert. In Ländern, die Mitgliedstaaten der Europäischen Union oder sonstige Vertragsstaaten des Abkommens über den Europäischen Wirtschaftsraum sind, werden Zweigniederlassungen im Allgemeinen im Rahmen des sogenannten "Europäischen Passes" betrieben. Unter dem Europäischen Pass unterliegen die Zweigniederlassungen der HypoVereinsbank vornehmlich der Regulierung und Aufsicht durch die BaFin. Die Behörden des Aufnahmestaates verlangen hauptsächlich die Einreichung von statistischen Meldungen.

Regulierung und Aufsicht in Deutschland

Besonderheiten des deutschen Bankensystems

Das deutsche Bankensystem besteht aus einer Vielzahl von öffentlich-rechtlichen, privaten Banken und Genossenschaftsbanken, die sich in zwei große Kategorien einteilen lassen: Universalbanken und Spezialbanken. Universalbanken werden auch Full-Service-Banken oder Allzweck-Banken genannt. Universalbanken, wie die HypoVereinsbank, sind nicht nur im Einlagen- und Kreditgeschäft tätig, sondern auch im Investment Banking, im Emissionsgeschäft und im Wertpapierhandel für eigene Rechnung und für Rechnung ihrer Kunden. Universalbanken können als Kapitalgesellschaften oder Personengesellschaften (private Geschäftsbanken), Genossenschaften (Genossenschaftsbanken) oder öffentlich-rechtliche Körperschaften (Sparkassen und Landesbanken) betrieben werden. Aufgrund ihrer Rechtsform profitieren die öffentlich-rechtlichen Institute von der Anstaltslast und Gewährträgerhaftung der öffentlich-rechtlichen Körperschaft oder Körperschaften, die sie errichtet hat bzw. haben. Am 18. Juli 2001 vereinbarten die Europäische Kommission und die deutsche Regierung die grundsätzliche Einstellung dieser Gewährleistungsmechanismen nach dem 18. Juli 2005, vorbehaltlich Übergangsregelungen für zu diesem Zeitpunkt bestehende Verbindlichkeiten. Spezialbanken wie etwa Hypothekenbanken konzentrieren sich auf bestimmte Arten des Kreditgeschäfts oder haben andere spezielle Tätigkeitsbereiche. Finanzdienstleistungsinstitute, die vor allem im Wertpapiergeschäft tätig sind, unterscheiden sich grundsätzlich von den Universalbanken und den Spezialbanken.

Grundsätzlich ist es Universalbanken erlaubt, alle Spezialbankgeschäfte, die Spezialbanken tätigen, wie etwa das Hypothekarkreditgeschäft und das Kreditgeschäft mit der öffentlichen Hand, zu betreiben. Private Universalbanken sind in der Regel jedoch nicht berechtigt, Hypothekendarlehen und Kommunaldarlehen durch die Ausgabe von Hypothekenpfandbriefen und öffentlichen Pfandbriefen zu refinanzieren. Pfandbriefe sind eine spezielle Form von Schuldverschreibungen. Hypothekenpfandbriefe sind durch einen Pool von mit erstrangigen Hypotheken besicherten Krediten und öffentliche Pfandbriefe durch einen Pool von Kommunaldarlehen besichert. Die HypoVereinsbank ist eine von insgesamt drei privaten Universalbanken, die das Recht haben, als gemischte Hypothekenbanken tätig zu sein und daher auch Pfandbriefe zu begeben. Dieses Recht hat auch die Hypo Real Estate Bank AG, vormals eine Tochtergesellschaft der HypoVereinsbank, die im Zuge der Abspaltung eines Großteils des gewerblichen Immobilienfinanzierungsgeschäfts der HVB Group an die Hypo Real Estate Group übertragen wurde, siehe "Geschäftstätigkeit der HVB Group—Einleitung—Transformationsprogramm 2003" und "Risikofaktoren—Regulatorische Risiken—Es ist ungewiss, ob die HypoVereinsbank in Zukunft ihren Status als gemischte Hypothekenbank und die daraus resultierenden Privilegien behalten kann."

Wesentliche Gesetze

Die HypoVereinsbank hat die Erlaubnis zum Betrieb des allgemeinen Bankgeschäfts und zur Erbringung von Finanzdienstleistungen nach dem Kreditwesengesetz (KWG) und zum Betrieb des Hypothekenbankgeschäfts nach dem Hypothekenbankgesetz.

Der Konzern unterliegt einer umfassenden Bank- und Wertpapierhandelsaufsicht durch die BaFin. Unter dem Dach der BaFin sind das frühere Bundesaufsichtsamt für das Kreditwesen, das Bundesaufsichtsamt für den Wertpapierhandel und das Bundesaufsichtsamt für das Versicherungswesen zu einer einzigen Finanzdienstleistungsaufsichtsbehörde mit umfassender Zuständigkeit zusammengeführt worden. Die BaFin ist eine Bundesbehörde, die unter der Aufsicht des Bundesministeriums der Finanzen steht. Die BaFin nahm am 1. Mai 2002 ihre Tätigkeit auf. Sie reguliert und beaufsichtigt die Bank sowie ihre deutschen Tochtergesellschaften, die im Banken-, Finanzdienstleistungs- oder Versicherungsgeschäft tätig sind, sowie diejenigen Tochtergesellschaften, deren Geschäftstätigkeit mit Bank- und Finanzdienstleistungen im Zusammenhang stehen. Des Weiteren unterstützt die Bundesbank die BaFin und arbeitet mit dieser zusammen. Die Europäische Zentralbank regelt die Mindestreserven für bestimmte kurzfristige Verbindlichkeiten von Kreditinstituten.

Das Kreditwesengesetz (KWG)

Das Kreditwesengesetz enthält die wichtigsten Vorschriften für deutsche Banken, einschließlich der Voraussetzungen für die Erteilung einer Bankerlaubnis, und regelt die Geschäftsaktivitäten deutscher Banken. Das Kreditwesengesetz definiert ein Kreditinstitut als ein Unternehmen, das wenigstens eines der im KWG definierten Bankgeschäfte betreibt. Das Kreditwesengesetz findet auch auf Finanzdienstleistungsinstitute Anwendung. Kreditinstitute und Finanzdienstleistungsinstitute unterliegen der Erlaubnispflicht und anderen Vorschriften des Kreditwesengesetzes.

Das Kreditwesengesetz und die zugehörigen untergesetzlichen Normen setzen bestimmte Empfehlungen zur Bankenaufsicht des Baseler Ausschusses für Bankenaufsicht (der "Baseler Ausschuss") bei der Bank für internationalen Zahlungsausgleich (die "BIZ"), sowie bestimmte auf Banken anwendbare Richtlinien des Europäischen Rats um. Diese Richtlinien betreffen die Rechnungslegung, das haftende Eigenkapital, die risikobezogene Kapitaladäquanz, die konsolidierte Aufsicht, die Überwachung und Kontrolle von Großkrediten, die Errichtung von Zweigniederlassungen innerhalb der Europäischen Union sowie die Schaffung eines einheitlichen Bankenmarkts für den gesamten Bereich der EU ohne interne Beschränkungen für grenzüberschreitende Bankdienstleistungen.

Das Hypothekenbankgesetz

Das Hypothekenbankgesetz enthält bestimmte Anforderungen für die Gewährung von hypothekarisch besicherten Darlehen und Kommunaldarlehen, die als Deckung für die Ausgabe von Hypothekenpfandbriefen und öffentlichen Pfandbriefen dienen sollen.

Bankenregulierung und Aufsicht

Die BaFin

Die wichtigste deutsche Bankaufsichtsbehörde ist die BaFin. Sie erlässt Verordnungen und Richtlinien, die das deutsche Bankaufsichtsrecht und andere Gesetze, die deutsche Banken betreffen, umsetzen.

Die BaFin überwacht die Geschäftstätigkeit deutscher Banken auf unkonsolidierter und konsolidierter Basis, um sicherzustellen, dass diese das Kreditwesengesetz und andere anwendbare Gesetze und Verordnungen einhalten. Ein besonderer Schwerpunkt wird dabei auf die Einhaltung der Eigenkapital- und der Liquiditätserfordernisse, der Großkreditgrenzen und der Beschränkungen bei bestimmten Geschäftstätigkeiten gelegt, wie sie im Kreditwesengesetz und den damit zusammenhängenden Verordnungen geregelt sind.

Die BaFin ist auch für die Aufsicht über die Einhaltung der Vorschriften des Hypothekenbankgesetzes durch Hypothekenbanken, einschließlich gemischter Hypothekenbanken, zuständig, insbesondere für die Genehmigung von Anweisungen über die Wertermittlung zu beleihender Grundstücke, die Genehmigung der Grundzüge der Bedingungen für die hypothekarischen Darlehen, die Durchsetzung der Begrenzung des Gesamtnennbetrags ausstehender Hypotheken- und öffentlicher Pfandbriefe eines Emittenten auf das 48fache (im Falle von gemischten Hypothekenbanken) oder das 60fache (im Falle von anderen privaten Hypothekenbanken) des haftenden Eigenkapitals (wie nachstehend definiert) des Emittenten und die Beilegung von Streitigkeiten zwischen der Hypothekenbank und dem unabhängigen Treuhänder, der von der BaFin für eine Hypothekenbank bestellt wird und für die Überwachung der Deckungswerte für die von dieser Hypothekenbank ausgegebenen Pfandbriefe verantwortlich ist. Darüber hinaus führt die BaFin üblicherweise alle zwei bis drei Jahre Prüfungen der als Sicherheit für die ausstehenden Pfandbriefe eingesetzten und in das Deckungsregister eingetragenen Vermögenswerte durch.

Die Zusammenarbeit der BaFin und der Bundesbank

Die BaFin nimmt ihre Funktion als Aufsichtsbehörde in enger Zusammenarbeit mit der Bundesbank wahr. Obwohl die Verantwortung für die Aufsicht über die deutschen Banken gegenüber dem Bundesministerium der Finanzen und gegenüber den Banken ausschließlich bei der BaFin liegt, hat die Bundesbank spezielle Aufgaben im Aufsichtssystem. Die wichtigste Aufgabe ist die Zuständigkeit der Bundesbank für die laufende Überwachung deutscher Banken entsprechend einer Vereinbarung über die Aufgabenverteilung im Hinblick auf die laufende Überwachung deutscher Kredit- und Finanzdienstleistungsinstitute zwischen der Bundesbank und der BaFin und gemäß den Richtlinien über die Leistungs- und Qualitätssicherung der laufenden Überwachung deutscher Kredit- und Finanzdienstleistungsinstitute durch die Bundesbank, die vom Bundesministerium der Finanzen in Abstimmung mit der Bundesbank erlassen wurden. Die laufende Überwachung deutscher Banken durch die Bundesbank umfasst insbesondere die Erhebung und Analyse von Statistiken und anderer Meldungen von deutschen Banken sowie die Durchführung und Analyse von aufsichtsrechtlichen Prüfungen im Bereich der Einhaltung der Anforderungen an die Eigenkapitalausstattung und Risikosteuerung. Die Bundesbank führt ihre Überwachungsaufgaben vornehmlich über ihre neun Hauptverwaltungen durch, die für verschiedene Bundesländer und die darin ansässigen Banken verantwortlich sind. Die HypoVereinsbank berichtet an die Hauptverwaltung in Bayern mit Sitz in München und wird von dieser überwacht.

Die BaFin ist befugt, für deutsche Banken bindende Verwaltungsakte und Verordnungen zu erlassen. Vor dem Erlass von Verordnungen in Bereichen, die der Zustimmung der Bundesbank nach dem Kreditwesengesetz bedürfen, wie die Grundsätze über die Eigenmittel und Liquidität der Institute, die aus zwei Teilbereichen (Grundsätze I und II) über Kapitaladäquanz- und Liquiditätserfordernisse bestehen, muss die BaFin die Zustimmung der Bundesbank einholen.

Regulierung und Aufsicht über den Wertpapierhandel

Nach dem Wertpapierhandelsgesetz reguliert und beaufsichtigt die BaFin den Wertpapierhandel in Deutschland. Das Wertpapierhandelsgesetz verbietet unter anderem Insidergeschäfte mit Wertpapieren, die an einer inländischen Börse oder einer Börse in einem anderen Land, das ein Mitgliedstaat der Europäischen Union oder ein anderer Vertragsstaat des Abkommens über den Europäischen Wirtschaftsraum ist, zugelassen oder in den Freiverkehr einbezogen sind.

Damit die BaFin ihre Aufgaben im Rahmen der Wertpapierhandelsaufsicht ausüben kann, unterliegen Kreditinstitute umfassenden Meldepflichten im Hinblick auf Geschäfte in Wertpapieren und Derivaten. Die Meldepflichten finden auch auf Kundengeschäfte Anwendung. Darüber hinaus enthält das Wertpapierhandelsgesetz Verhaltensregeln. Diese Verhaltensregeln finden auf sämtliche Wertpapierdienstleistungsunternehmen Anwendung. Wertpapierdienstleistungen umfassen insbesondere den Kauf und Verkauf von Wertpapieren oder Derivaten für Dritte und die Vermittlung von Geschäften in Wertpapieren oder Derivaten. Die BaFin verfügt über breit angelegte Befugnisse zur Prüfung von Wertpapierdienstleistungsunternehmen, um die Einhaltung der Verhaltensregeln und der Meldepflichten zu überwachen. Des Weiteren verlangt das Wertpapierhandelsgesetz, dass ein unabhängiger Prüfer eine jährliche Prüfung im Hinblick auf die Einhaltung der Verpflichtungen aus dem Wertpapierhandelsgesetz durch das Wertpapierdienstleistungsunternehmen durchführt.

Die Mindestreserveerfordernisse der Europäischen Zentralbank

Die Europäische Zentralbank setzt die Mindestreserveerfordernisse für Institute fest, die das Kredit- und Einlagengeschäft mit Kunden betreiben. Der Umfang der Mindestreserve entspricht einem bestimmten Prozentsatz der Verbindlichkeiten der Institute aus bestimmten kurzfristigen Verbindlichkeiten, einschließlich Einlagen, sowie der Ausgabe kurzfristiger Schuldverschreibungen. Verbindlichkeiten gegenüber den nationalen Notenbanken in der Europäischen Währungsunion und gegenüber anderen Kreditinstituten in der Europäischen Währungsunion, die selbst mindestreservepflichtig sind, werden für Zwecke dieser Berechnung nicht angerechnet.

Angemessene Eigenmittelausstattung

Die deutschen Grundsätze über die angemessene Eigenmittelausstattung basieren auf dem Prinzip der Risikogewichtung. Die Grundsätze über die angemessene Eigenmittelausstattung, wie in Grundsatz I festgelegt, regeln Anforderungen an die Eigenmittel sowohl für Adressenausfallrisiken als auch für Marktrisiken. Die Banken müssen ihre Adressenausfall- und Marktrisiken mit Kernkapital und Ergänzungskapital unterlegen (zusammen haftendes Eigenkapital). Darüber hinaus können Marktrisiken auch mit Drittrangmitteln und (soweit dieses nicht zur Unterlegung des Adressenausfallrisikos erforderlich ist) haftendem Eigenkapital unterlegt werden. Die Ermittlung des haftenden Eigenkapitals und der Drittrangmittel wird nachstehend dargestellt.

Grundsatz I verlangt, dass jede deutsche Bank ein Verhältnis (die "Eigenkapitalquote") von haftendem Eigenkapital und gewichteten Risikoaktiva von mindestens 8 % aufweist. Die gewichteten Risikoaktiva umfassen Kredite, Wertpapiere, Finanz-Swaps, Finanztermingeschäfte, Optionsrechte und andere außerbilanzielle Geschäfte, wie nachstehend ausführlicher beschrieben. Die Vorschriften zur Eigenkapitalquote setzen die Bestimmungen der EG-Richtlinie über die Eigenmittel und der EG-Richtlinie über einen Solvabilitätskoeffizienten um, die ihrerseits auf den Empfehlungen des Baseler Ausschusses bei der BIZ beruhen.

Haftendes Eigenkapital

Für eine Bank in der Rechtsform einer Aktiengesellschaft, wie die HypoVereinsbank, besteht das haftende Eigenkapital, der Zähler der Eigenkapitalquote, nach der Definition im Kreditwesengesetz hauptsächlich aus den nachstehend aufgeführten Positionen:

Kernkapital:

- *Eingezahltes Grundkapital* (ausgenommen auf Vorzugsaktien mit nachzuzahlenden Dividendenrechten eingezahltes Kapital).
- *Kapitalrücklage.*
- *Gewinnrücklage.*
- *Sonderposten für allgemeine Bankrisiken.* Eine Bank kann diesen Sonderposten auf der Passivseite ihrer Bilanz im Hinblick auf die dem Bankgewerbe innewohnenden speziellen Risiken bilden. Die Festsetzung muss in der vernünftigen kaufmännischen Beurteilung der Bank liegen.
- *Stille Beteiligungen.* Stille Beteiligungen sind hybride Beteiligungen am Geschäft einer Bank. Diese Beteiligungen unterliegen bestimmten Anforderungen, wie etwa Mindestlaufzeit von fünf Jahren, nicht nachzahlbare Ausschüttungen, Teilnahme am Verlust der Bank und Nachrangigkeit gegenüber den Rechten sämtlicher Gläubiger im Falle einer Insolvenz oder Liquidation der Bank.

Bei der Berechnung des Kernkapitals werden von einer Bank gehaltene eigene Aktien, Bilanzverluste und immaterielle Vermögenswerte, die als Anlagevermögen gelten, wie Konzessionen, sonstige geistige Eigentumsrechte, Geschäfts- und Firmenwert, der als immaterieller Vermögenswert in der unkonsolidierten Bilanz einer Bank, z.B., in Folge einer Verschmelzung, ausgewiesen ist, abgezogen. Des Weiteren kann die BaFin weitere Abzüge von dem Kernkapital der Bank verlangen, vor allem im Hinblick auf die nicht realisierten Verluste einer Bank. Die BaFin hat die HypoVereinsbank zu keinem Zeitpunkt aufgefordert, solche Abzüge vorzunehmen. Zu Differenzbeträgen zwischen der Berechnung des Kernkapitals gemäß KWG und Baseler Eigenkapitalvereinbarung: siehe "—Eigenkapitalanforderungen nach der Baseler Eigenkapitalvereinbarung."

Ergänzungskapital (begrenzt auf die Höhe des Kernkapitals):

- *Eingezahltes Grundkapital.* Darunter versteht man auf Vorzugsaktien mit nachzuzahlenden Dividendenrechten eingezahltes Kapital.
- *Genussrechte.* Diese Rechte unterliegen bestimmten Anforderungen, wie etwa Mindestlaufzeit von fünf Jahren, Teilnahme am Verlust der Bank und Nachrangigkeit gegenüber den Rechten aller nicht nachrangigen Gläubiger im Falle einer Insolvenz oder Liquidation der Bank.
- *Längerfristige nachrangige Verbindlichkeiten* (begrenzt auf 50 % des Kernkapitals). Diese Verbindlichkeiten müssen bestimmte Kriterien erfüllen, wie etwa Mindestlaufzeit von fünf Jahren und Nachrangigkeit gegenüber den Ansprüchen aller nicht nachrangigen Gläubiger im Falle einer Insolvenz oder Liquidation der Bank.
- *Rücklagen gemäß § 6b des Einkommensteuergesetzes.* Eine Bank kann 45 % dieser Rücklagen zum haftenden Eigenkapital rechnen. Sämtliche Rücklagen, die zum haftenden Eigenkapital gerechnet werden, müssen jedoch aus Erlösen aus dem Verkauf von Grundstücken, grundstücksgleichen Rechten oder Gebäuden gebildet worden sein.
- *Vorsorgereserven für allgemeine Bankrisiken.* Eine Bank kann in ihrer Bilanz bestimmte Forderungen mit einem niedrigeren Wert als dem für Industrieunternehmen oder sonstige Unternehmen, die keine Banken sind, zulässigen, ansetzen. Diese Forderungen umfassen Darlehen und Wertpapiere, die weder Anlagevermögen noch Teil des Handelsbestands sind. Die Bank kann diese Forderungen mit einem niedrigeren Wert ansetzen, wenn die Anwendung dieses niedrigeren Wertansatzes nach der vernünftigen kaufmännischen Beurteilung der Bank notwendig ist, um sich gegen spezielle im Bankgewerbe innewohnende Risiken abzusichern. Die Vorsorgereserven für allgemeine Bankrisiken dürfen 4 % des Buchwerts der ausgewiesenen Forderungen und Wertpapiere nicht überschreiten.
- *Bestimmte nicht realisierte Reserven.* Diese Reserven können die folgenden Positionen enthalten: 45 % des Unterschiedsbetrages zwischen dem Buchwert und dem Beleihungswert von Grundstücken und Gebäuden und 35 % des Unterschiedsbetrages zwischen dem Buchwert und dem Kurswert von Wertpapieren, die an einer Wertpapierbörse zum Handel zugelassen sind, oder dem veröffentlichten Rücknahmepreis von Anteilen, die von bestimmten Wertpapier- oder Immobilienfonds ausgegeben worden sind. Eine Bank darf diese Reserven dem Ergänzungskapital nur zurechnen, wenn ihr Kernkapital mindestens 4,4 % der gewichteten Risikoaktiva beträgt. Die Reserven können dem Ergänzungskapital nur in Höhe von höchstens 1,4 % der gewichteten Risikoaktiva zugerechnet werden.

Eigenkapitalkomponenten, die die vorstehenden Kriterien erfüllen und die eine Bank einer anderen Bank, einem Finanzdienstleistungsinstitut oder Finanzunternehmen, die jeweils für bankaufsichtsrechtliche Zwecke nicht mit der Bank konsolidiert werden, gewährt, werden vom haftenden Eigenkapital der Bank abgezogen

- wenn die Bank mehr als 10 % des Eigenkapitals dieser anderen Bank, dieses Finanzdienstleistungsinstituts oder Finanzunternehmens hält, oder
- wenn die Bank 10 % oder weniger des Eigenkapitals dieser anderen Bank, dieses Finanzdienstleistungsinstituts oder Finanzunternehmens hält, soweit der gesamte Buchwert dieser Investitionen 10 % des haftenden Eigenkapitals der Bank überschreitet.

Gewichtete Risikoaktiva

Die Berechnung der gewichteten Risikoaktiva, des Nenners der Eigenkapitalquote, ist in Grundsatz I festgelegt. Bilanzaktiva werden einer von fünf Bonitätsklassen zugewiesen, abhängig vom Schuldner oder gegebenenfalls von der Art der für das betreffende Bilanzaktivum bestellten Sicherheit. Jeder Bonitätsklasse wird ein Risikofaktor (0 %, 10 %, 20 %, 50 % bzw. 100 %) zugewiesen. Der Bilanzwert jedes Bilanzaktivums wird mit dem für seine Bonitätsklasse geltenden Risikofaktor gewichtet. Das Ergebnis ist der risikogewichtete Wert des Bilanzaktivums.

Die Risikogewichtung außerbilanzieller Geschäfte wie Garantien, Akkreditive und bestimmte Kreditzusagen wird in einem zweistufigen Verfahren ermittelt. Zuerst wird der Wert jeder Position ermittelt. Der Wert jeder Position wird mit einem von drei Risikofaktoren (20 %, 50 % bzw. 100 %), die sich nach der Art des Instruments bestimmt, multipliziert. Im zweiten Schritt werden die außerbilanziellen Risikoaktiva einer von fünf Bonitätsklassen zugeordnet, wie oben für die Bilanzaktiva beschrieben. Die Auswahl eines angemessenen Risikofaktors ist abhängig von der Art der Vertragspartei oder des Schuldners oder gegebenenfalls der Art der für die betreffenden Risikoaktiva bestellten Sicherheit. Dann wird der angepasste Wert des außerbilanziellen Geschäfts mit dem Risikofaktor multipliziert, um so den risikogewichteten Wert des außerbilanziellen Geschäfts zu erhalten.

Drittrangmittel und Marktrisiko

Grundsatz I legt auch die Grundsätze für die Eigenkapitalunterlegung für Marktrisiken fest. Zu den Marktrisikopositionen einer Bank gehören

- Währungspositionen,
- Rohwarenpositionen,
- bestimmte Handelsbuchpositionen einschließlich solcher, die sich auf das Adressenausfallrisiko, das Zins- und das Aktienkursrisiko beziehen, und
- Optionspositionen.

Die risikogewichteten Nettomarktrisikopositionen müssen mit Eigenmitteln unterlegt werden, die nicht benötigt werden, um das Adressenausfallrisiko zu unterlegen. Die Eigenmittel umfassen das haftende Eigenkapital (Kernkapital zuzüglich Ergänzungskapital) und Drittrangmittel. Die Berechnung der risikogewichteten Marktrisikopositionen hat gemäß den speziellen in Grundsatz I festgelegten Regeln oder auf Verlangen einer Bank ganz oder teilweise gemäß den von der BaFin genehmigten eigenen Risikomodellen der Bank zu erfolgen.

Am Ende eines jeden Geschäftstages dürfen die gesamten risikogewichteten Marktrisikopositionen einer Bank nicht die Summe aus

- der Differenz zwischen dem haftenden Eigenkapital der Bank und 8 % des Gesamtbetrages der gewichteten Risikoaktiva und
- den Drittrangmitteln der Bank

übersteigen.

Drittrangmittel bestehen aus den nachstehend aufgeführten Posten:

- *Nettogewinn.* Der Nettogewinn ist definiert als der anteilige Gewinn einer Bank, der bei einer Glattstellung aller Handelsbuchpositionen am Ende eines Tages entstünde, abzüglich aller vorhersehbaren Aufwendungen und Ausschüttungen sowie der bei einer Liquidation der Bank voraussichtlich entstehenden Verluste aus dem Anlagebuch, es sei denn, solche Verluste sind auf Verlangen der BaFin vom Kernkapital abzuziehen.
- *Kurzfristige nachrangige Verbindlichkeiten.* Diese Verbindlichkeiten müssen bestimmte Anforderungen erfüllen, wie etwa Mindestlaufzeit von zwei Jahren, Nachrangigkeit gegenüber den Ansprüchen aller nicht nachrangigen Gläubiger im Falle einer Insolvenz oder Liquidation der Bank, und Aussetzung von Zins- und Tilgungszahlungen, wenn diese zur Folge hätten, dass die Eigenmittel des Instituts die gesetzlichen Anforderungen nicht mehr erfüllen.

Der Nettogewinn und die kurzfristigen nachrangigen Verbindlichkeiten können als Drittrangmittel nur bis zu einem Betrag anerkannt werden, der zusammen mit dem Ergänzungskapital, das nicht für die Unterlegung der aus dem Anlagebuch entstehenden Risiken benötigt wird (wie vorstehend beschrieben), 250 % des Kernkapitals, das nicht zur Unterlegung der Risiken aus dem Anlagebuch erforderlich ist, nicht überschreitet.

Das Kreditwesengesetz definiert das Anlagebuch als alle Positionen und Geschäfte, die nicht Teil des Handelsbuches sind. Das Handelsbuch besteht nach seiner Definition hauptsächlich aus

- Finanzinstrumenten, die eine Bank zum Zwecke des Wiederverkaufs im Eigenbestand hält oder von einer Bank übernommen werden, um bestehende oder erwartete Unterschiede zwischen den Kauf- und Verkaufspreisen oder Preis- und Zinsschwankungen zu nutzen,
- Beständen und Geschäften zur Absicherung von Marktrisiken des Handelsbuchs und damit im Zusammenhang stehenden Refinanzierungsgeschäften,
- Aufgabegeschäften,
- Forderungen in Form von Gebühren, Provisionen, Zinsen, Dividenden und Einschüssen, die mit den Positionen des Handelsbuchs unmittelbar verknüpft sind, und
- Pensions-, Darlehens- sowie vergleichbare Geschäfte auf Positionen des Handelsbuchs.

Konsolidierte Regulierung und Aufsicht

Die Bestimmungen des Kreditwesengesetzes über die konsolidierte Aufsicht verlangen, dass jede Institutsgruppe als Ganzes die die Eigenmittel betreffenden Anforderungen erfüllt. Nach dem Kreditwesengesetz besteht eine Institutsgruppe aus einer Bank oder einem Finanzdienstleistungsinstitut als Mutterunternehmen und allen anderen Banken, Finanzdienstleistungsinstituten, Finanzunternehmen und Unternehmen mit bankbezogenen Hilfsdiensten, an denen das Mutterunternehmen über 50 % der Stimmrechte hält oder auf welche das Mutterunternehmen anderweitig einen beherrschenden Einfluss ausüben kann. Auf Joint-Venture-Vereinbarungen, die zu der gemeinsamen Leitung einer Bank, eines Finanzdienstleistungsinstituts, Finanzunternehmens oder Unternehmens mit bankbezogenen Hilfsdiensten durch eine Bank und mindestens einem Dritten führen, finden spezielle Regelungen Anwendung.

Eigenkapitalanforderungen nach der Baseler Eigenkapitalvereinbarung

Zusätzlich zu den Berechnungs- und Meldepflichten nach dem Kreditwesengesetz, wie vorstehend beschrieben, berechnet und meldet der Konzern außerdem seine konsolidierten Eigenkapitalquoten in direkter Anwendung der Empfehlungen des Baseler Ausschusses aus dem Jahr 1988 (als "Baseler Eigenkapitalvereinbarung" bezeichnet). Die Baseler Eigenkapitalvereinbarung legt fest, dass Banken (auf konsolidierter Basis) eine risikobasierte Kernkapitalquote von mindestens 4 % und eine risikobasierte Eigenmittelquote von mindestens 8 % einhalten sollen.

Die Eigenkapitalquoten für die HypoVereinsbank und ihre Institutsgruppe nach BIZ und nach dem Kreditwesengesetz werden auf der Grundlage der nach den deutschen Rechnungslegungsvorschriften erstellten Jahresabschlüsse ermittelt. Die Berechnung dieser Quoten unterscheidet sich in mancher Hinsicht von der Berechnung nach dem Kreditwesengesetz. Insbesondere wird nach der Baseler Eigenkapitalvereinbarung der Gesamtbetrag des Geschäfts- und Firmenwerts der HVB Group, der sich unter Konsolidierung der Tochtergesellschaften ergibt, direkt von dem Kernkapital des Konzerns abgezogen, während nach dem Kreditwesengesetz dieser Geschäfts- und Firmenwert über einen Zeitraum von zehn Jahren abgeschrieben und lediglich die Hälfte des Betrages der jährlichen Abschreibung jeweils vom Kern- und Ergänzungskapital abgezogen werden muss. Des Weiteren weicht die Risikogewichtung bestimmter Risikoaktiva nach der Baseler Eigenkapitalvereinbarung von dem des Kreditwesengesetzes ab. Unter anderem haben gewerbliche Hypothekendarlehen nach der Baseler Eigenkapitalvereinbarung eine Risikogewichtung von 100 %, während die Risikogewichtung solcher Darlehen nach dem Kreditwesengesetz 50 % beträgt. Zudem sind die Adressenausfallrisiken bezogen auf das Handelsbuch nach der Baseler Eigenkapitalvereinbarung in dem Begriff der gewichteten Risikoaktiva enthalten, so dass sie mit Kernkapital oder Ergänzungskapital unterlegt werden müssen. Nach dem Kreditwesengesetz sind die auf das Handelsbuch bezogenen Adressenausfallrisiken in den Marktrisikopositionen enthalten, so dass sie auch mit Drittrangmitteln unterlegt werden können. Die Unterschiede zwischen der Baseler Eigenkapitalvereinbarung und dem Kreditwesengesetz hinsichtlich der Behandlung des Geschäfts- und Firmenwerts aus der Konsolidierung hat dazu geführt, dass die Höhe des Kernkapitals der HVB Group gemäß Baseler Eigenkapitalvereinbarung in den letzten drei Jahren unter der Höhe des Kernkapitals gemäß Kreditwesengesetz lag. Zur gleichen Zeit lag die Risikogewichtung bestimmter Risikoaktiva der HVB Group, vor allem bei gewerblichen Hypothekendarlehen, höher und die Bezeichnung der Basis der Risikoaktiva der HVB Group nach der Baseler Eigenkapitalvereinbarung breiter als nach dem Kreditwesengesetz, was in erster Linie auf die Qualifizierung der Adressenausfallrisiken bezogen auf das Handelsbuch als Risikoaktiva zurückzuführen war. Aus diesen Gründen lag die Kapitalquote der HVB Group nach BIZ in den letzten drei Jahren stets unter der Kapitalquote gemäß dem Kreditwesengesetz.

Im Januar 2001 veröffentlichte der Baseler Ausschuss einen Vorschlag, um die Eigenkapitalvereinbarung von 1988 durch eine neue Eigenkapitalvereinbarung zu ersetzen, und veröffentlichte Vorschläge für eine Überarbeitung der bestehenden internationalen Eigenkapitalstandards. Die zwei wichtigsten Ziele dieser Vorschläge sind (i) die weitere Anpassung der Eigenkapitalanforderungen an die zugrundeliegenden Risiken und (ii) die Einführung einer Unterlegungspflicht für operative Risiken (die unter anderem Risiken in Bezug auf bestimmte externe Faktoren sowie auf technische Fehler und Fehler von Mitarbeitern umfassen). Es wird damit gerechnet, dass die Vorschläge bis Mitte 2004 vom Baseler Ausschuss fertiggestellt und beschlossen und frühestens bis Ende 2006 in den verschiedenen Ländern, die sich am Baseler Ausschuss beteiligen, umgesetzt werden. Auf der Grundlage von vorausgegangenen Analysen sowie ihrer Teilnahme an der *Quantitative Impact Study* (QIS 3) im Jahr 2002 geht die HypoVereinsbank davon aus, dass die gewichteten Risikoaktiva der HVB Group und, als Folge, ihre Eigenkapitalanforderungen nach Inkrafttreten der Basel-II-Bestimmungen und Einführung eines IRB Advanced Approach (IRB = Internal Ratings Based) reduziert werden. Diese Erwartung beruht auf der Annahme, dass alle anderen Bedingungen unverändert bleiben, und berücksichtigt nicht den Kapitalbedarf für Betriebsrisiken. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Vergleich der Geschäftsjahre 2003 und 2002—Kapitalressourcen—Eigenmittel."

Liquiditätsanforderungen

Das Kreditwesengesetz verlangt, dass deutsche Banken und bestimmte Finanzdienstleistungsinstitute ihre Mittel auf eine Weise anlegen, dass jederzeit eine ausreichende Liquidität gewährleistet ist. Grundsatz II schreibt diese spezifischen Liquiditätsanforderungen für Banken und bestimmte Finanzdienstleistungsinstitute vor. Die im Grundsatz II festgelegten Liquiditätsanforderungen basieren auf einem Vergleich der Restlaufzeiten bestimmter Aktiv- und Passivposten. Der Grundsatz II verlangt ein Verhältnis (Liquiditätskennzahl) der Zahlungsmittel zu den Zahlungsverpflichtungen, die innerhalb eines Monats nach dem Tag erwartet werden, an dem die Kennzahl ermittelt wird, von mindestens eins. Deutsche Banken und bestimmte Finanzdienstleistungsinstitute müssen die Liquiditätskennzahl und Beobachtungskennzahlen für die nächsten elf Monate monatlich der BaFin melden. Die in Grundsatz II festgelegten Liquiditätsanforderungen finden auf konsolidierter Basis keine Anwendung. Für weitere Informationen über die Steuerung des Liquiditätsrisikos siehe "Risikomanagement—Liquiditätsrisiko."

Großkreditgrenzen

Das Kreditwesengesetz und die Großkredit- und Millionenkreditverordnung beschränken die Konzentration von Kreditrisiken einer Bank auf unkonsolidierter und konsolidierter Basis durch Grenzen bei der Vergabe von Großkrediten. Die Regelungen über Großkredite unterscheiden zwischen den folgenden Arten von Instituten:

- Banken und Institutsgruppen ohne oder mit untergeordneten Handelsbuchpositionen, die nicht den Regeln über das Handelsbuch unterliegen (siehe "—Angemessene Eigenmittelausstattung"), und
- Banken und Institutsgruppen, die den Regeln über das Handelsbuch unterliegen (Handelsbuchinstitute).

Die HypoVereinsbank ist ein Handelsbuchinstitut.

Anlagebuch-Großkredite und Gesamtbuch-Großkredite

Die Bestimmungen über Großkredite enthalten verschiedene Grenzen für Großkredite, die das Anlagebuch betreffen (Anlagebuch-Großkredite), und für die Gesamtsumme der Großkredite (Gesamtbuch-Großkredite) einer Bank oder Institutsgruppe.

Anlagebuch-Großkredite sind Kredite, die dem Anlagebuch zuzurechnen sind und einem einzelnen Kunden (und mit ihm verbundenen Kunden) zugeordnet werden können und 10 % des haftenden Eigenkapitals einer Bank oder Institutsgruppe erreichen oder überschreiten. Einzelne Anlagebuch-Großkredite dürfen 25 % des haftenden Eigenkapitals der Bank oder Institutsgruppe nicht überschreiten (20 % im Falle von Krediten an verbundene Unternehmen der Bank, die für bankaufsichtsrechtliche Zwecke nicht konsolidiert werden).

Gesamtbuch-Großkredite liegen vor, wenn die Summe der Anlagebuch-Großkredite und die dem Handelsbuch zuzurechnenden Kredite, die einem einzelnen Kunden (und mit ihm verbundenen Kunden) zugeordnet werden können (Handelsbuch-Großkredite), 10 % der Eigenmittel der Bank oder Institutsgruppe erreichen oder überschreiten. Die 25%-Grenze (20 % im Fall von unkonsolidierten verbundenen Unternehmen), berechnet durch Bezugnahme auf die Eigenmittel einer Bank oder Institutsgruppe, findet auch auf Gesamtbuch-Großkredite Anwendung. Kredite, die dem Handelsbuch zuzurechnen sind, umfassen:

- den Nettobetrag aller Kauf- und Verkaufspositionen von Finanzinstrumenten, die Zinsrisiken beinhalten (Nettozinspositionen),
- den Nettobetrag aller Kauf- und Verkaufspositionen von Finanzinstrumenten, die Aktienkursrisiken beinhalten (Nettoaktienpositionen) und
- das Adressenausfallrisiko aus Positionen des Handelsbuchs.

Neben den vorstehenden Grenzen dürfen die gesamten Anlagebuch-Großkredite das 8fache des haftenden Eigenkapitals der Bank oder Institutsgruppe nicht überschreiten, und die Gesamtbuch-Großkredite dürfen insgesamt das 8fache der Eigenmittel der Bank oder Institutsgruppe nicht überschreiten.

Eine Bank oder Institutsgruppe darf diese Obergrenzen nur mit Zustimmung der BaFin überschreiten. In diesem Fall muss die Bank oder Institutsgruppe den die Obergrenze überschreitenden Betrag des Großkredits vollständig mit haftendem Eigenkapital (im Falle von Obergrenzen, die im Hinblick auf das haftende Eigenkapital berechnet werden) oder mit Eigenmitteln (im Falle von Obergrenzen, die im Hinblick auf die Eigenmittel berechnet werden) unterlegen.

Außerdem dürfen die gesamten Handelsbuch-Kredite an einen einzelnen Kunden (und mit ihm verbundene Kunden) das 5fache derjenigen Eigenmittel der Bank oder der Institutsgruppe nicht übersteigen, die nicht für die Eigenkapitalunterlegung des Anlagenbuchs benötigt werden. Eine Gesamtposition von Handelsbuch-Krediten an einen einzelnen Kunden (und mit ihm verbundene Kunden), die über die vorgenannte Grenze hinausgeht, ist nicht zulässig.

Begrenzung von qualifizierten Beteiligungen

Das Kreditwesengesetz sieht Begrenzungen für Beteiligungen von Einlagenkreditinstituten, wie der HypoVereinsbank, an Unternehmen, die nicht der Finanz- und Versicherungsbranche angehören, vor, wenn diese Beteiligung

- unmittelbar oder mittelbar mindestens 10 % des Kapitals oder der Stimmrechte eines Unternehmens entspricht oder
- ihrem Inhaber einen maßgeblichen Einfluss auf die Geschäftsführung des Unternehmens gewähren würde (eine so genannte "qualifizierte Beteiligung").

Beteiligungen, welche die vorstehenden Anforderungen erfüllen, gelten nicht als qualifizierte Beteiligungen, wenn die Bank nicht beabsichtigt, mit dem Beteiligungsunternehmen eine dauernde Verbindung herzustellen. Für die Ermittlung qualifizierter Beteiligungen werden alle Beteiligungen, die eine Bank mittelbar über ein oder mehrere Tochterunternehmen hält, in vollem Umfang dem Mutterunternehmen zugerechnet.

Der Nennbetrag (im Gegensatz zum Buchwert oder zum gezahlten Preis) einer qualifizierten Beteiligung eines Einlagenkreditinstituts an einem Unternehmen darf 15 % des haftenden Eigenkapitals der Bank nicht überschreiten. Des Weiteren darf die Summe der Nennbeträge aller qualifizierten Beteiligungen einer Bank 60 % des haftenden Eigenkapitals der Bank nicht überschreiten. Eine Bank kann diese Obergrenzen nur mit Zustimmung der BaFin überschreiten. Die Bank muss den die Obergrenze überschreitenden Betrag der qualifizierten Beteiligung oder Beteiligungen vollständig mit haftendem Eigenkapital unterlegen.

Die Begrenzungen für qualifizierte Beteiligungen finden auch auf konsolidierter Basis Anwendung.

Abschlüsse und Prüfungen

Die Einhaltung der Eigenmittelerfordernisse wird auf der Grundlage von Jahresabschlüssen gemäß den deutschen Rechnungslegungsvorschriften festgestellt. Die für Banken geltenden deutschen Rechnungslegungsvorschriften ergeben sich vorwiegend aus dem Handelsgesetzbuch und der Verordnung über die Rechnungslegung der Kreditinstitute. Die Verordnung über die Rechnungslegung der Kreditinstitute schreibt ein einheitliches Format für die Darstellung der Jahresabschlüsse von Banken vor. Die deutschen Rechnungslegungsvorschriften stellen die Grundlage für die Berechnung der Eigenkapitalquoten nach dem Kreditwesengesetz sowohl auf unkonsolidierter als auch auf konsolidierter Basis dar.

Die deutschen Rechnungslegungsvorschriften unterscheiden sich in vielen Aspekten von den IFRS. Nach den deutschen Rechnungslegungsvorschriften können Banken beispielsweise für die Berechnung ihres haftenden Eigenkapitals Sonderposten für allgemeine Bankrisiken und Vorsorgereserven in Ansatz bringen. Die HypoVereinsbank hat solche Sonderposten und Vorsorgereserven gebildet.

Nach dem Handelsgesetzbuch dürfen börsennotierte Gesellschaften, wie die HypoVereinsbank, ihre Konzernabschlüsse nach bestimmten international anerkannten Rechnungslegungsvorschriften, wie IFRS und U.S.-GAAP, erstellen. Diese gesetzliche Regelung findet jedoch nur bis zum Geschäftsjahr 2004 (einschließlich) Anwendung. Ab dem Geschäftsjahr 2005 werden börsennotierte Gesellschaften mit Geschäftssitz in einem EU-Mitgliedstaat als Folge unmittelbar anwendbaren EU-Rechts verpflichtet sein, ihre Konzernabschlüsse nach IFRS zu erstellen. Die HypoVereinsbank hat ihren Konzernabschluss zum 31. Dezember 2001, 2002 bzw. 2003 nach IFRS erstellt.

Nach deutschem Recht muss die HypoVereinsbank einmal jährlich durch einen Wirtschaftsprüfer geprüft werden. Der Wirtschaftsprüfer wird von der Hauptversammlung bestellt. Der Aufsichtsrat erteilt den Prüfungsauftrag und überwacht die Prüfung. Die BaFin muss von der Bestellung des Wirtschaftsprüfers unterrichtet werden und kann die Bestellung eines anderen Prüfers verlangen.

Nach dem Kreditwesengesetz muss der Wirtschaftsprüfer einer Bank der BaFin anzeigen, wenn ihm Tatsachen bekannt werden, welche die Einschränkung oder Versagung des Bestätigungsvermerks für den Jahresabschluss einer Bank rechtfertigen oder die finanzielle Lage der Bank negativ beeinflussen können. Des Weiteren muss der Wirtschaftsprüfer der BaFin schwerwiegende Verstöße der Geschäftsleiter gegen die Satzung oder ein anderes einschlägiges Gesetz anzeigen.

Der Wirtschaftsprüfer muss einmal jährlich einen detaillierten und umfassenden Prüfungsbericht erstellen, der dem Aufsichtsrat, der BaFin und der Bundesbank vorgelegt wird.

Meldepflichten

Die BaFin und die Bundesbank verlangen von deutschen Banken die Übermittlung von umfassenden Informationen, um die Einhaltung des Kreditwesengesetzes und anderer einschlägiger gesetzlicher Bestimmungen überwachen zu können und Informationen über die finanzielle Lage der Banken zu erhalten.

Mindestanforderungen für das Kreditgeschäft

Im Dezember 2002 hat das BaFin die Mindestanforderungen an das Kreditgeschäft der Kreditinstitute ("MAK") veröffentlicht. Die MAK beinhalten umfassende Mindestanforderungen für alle Kreditgeschäfte, d.h. Gewährung von Darlehen, Erwerb von sonstigen Risikoaktiva sowie außerbilanzielle Geschäfte mit Adressenausfallrisiko. Die Banken müssen die MAK bis zum 30. Juni 2004 umsetzen. Notwendige Anpassungen der IT-Systeme müssen die Banken bis zum 31. Dezember 2005 vorgenommen haben. Die HypoVereinsbank erwartet, dass sie und ihre deutschen Tochterunternehmen, sofern es sich um Banken handelt (ausgenommen die Vereins- und Westbank), einschließlich deren Zweigniederlassungen, die Fristen für die Umsetzung der MAK einhalten werden.

Interne Prüfung

Die BaFin verlangt, dass jede deutsche Bank eine effiziente interne Revisionsabteilung hat. Die interne Revisionsabteilung muss ausreichend groß und qualitativ ausgestattet sein und angemessene Verfahren zur Überwachung und Kontrolle der Aktivitäten der Bank einrichten. Die interne Revisionsabteilung muss den von der BaFin im Januar 2002 beschlossenen Mindestanforderungen an die Ausgestaltung der Internen Revision der Kreditinstitute, entsprechen.

Jede Bank muss außerdem einen schriftlichen Organisationsplan erstellen, der die Verantwortungsbereiche der Mitarbeiter und die betrieblichen Abläufe festlegt. Die interne Revisionsabteilung der Bank muss die Einhaltung des Plans überwachen.

Durchsetzung der bankaufsichtsrechtlichen Vorschriften; Auskünfte und Prüfungen

Auskünfte und Prüfungen

Die BaFin führt Prüfungen bei Banken im Rahmen von Stichproben oder aus besonderem Anlass durch. Um die Einhaltung des KWG und der dem KWG nachgeordneten Verordnungen sicherzustellen, kann sie Informationen oder Dokumente von einer Bank anfordern. Die BaFin kann ohne besonderen Anlass Prüfungen bei einer Bank vornehmen.

Prüfungen können auch bei einem ausländischen Tochterunternehmen, das zur Institutsgruppe einer Bank gehört, durchgeführt werden, wenn dies erforderlich ist, um die Richtigkeit von Informationen betreffend die Konsolidierung, die Großkreditobergrenzen und die in diesem Zusammenhang erforderlichen Meldungen zu verifizieren. Prüfungen bei ausländischen Tochterunternehmen können jedoch nur im Rahmen der am Sitz des betreffenden Tochterunternehmens geltenden Gesetze durchgeführt werden. Darüber hinaus kann die BaFin in Einzelfällen die Bundesbank mit der Durchführung der Prüfung beauftragen.

Die BaFin kann außerdem an Sitzungen des Aufsichtsrates der Bank oder an Hauptversammlungen teilnehmen. Darüber hinaus kann sie verlangen, dass Sitzungen oder Versammlungen dieser Gremien einberufen werden. Seit Anfang 2003 haben Vertreter der BaFin in regelmäßigen Abständen an Aufsichtsratssitzungen großer deutscher Banken, darunter auch der HypoVereinsbank, teilgenommen.

Maßnahmen in besonderen Fällen

Stellt die BaFin Unregelmäßigkeiten fest, verfügt sie über ein breites Spektrum von Maßnahmen. Sie kann Geschäftsleiter abberufen oder ihnen die weitere Ausübung ihrer Tätigkeit untersagen. Wenn die Eigenmittel einer Bank unzureichend sind oder wenn die Liquiditätsanforderungen nicht erfüllt werden und die Bank die Mängel nicht innerhalb einer gesetzten Frist behebt, kann die BaFin gemäß § 45 KWG die Ausschüttung von Gewinnen oder die Gewährung von Krediten untersagen oder beschränken. Diese Verbote können auch auf das übergeordnete Kreditinstitut einer Institutsgruppe angewendet werden, wenn die Eigenmittel der gruppenangehörigen Unternehmen auf konsolidierter Basis nicht den gesetzlichen Anforderungen entsprechen. Werden die Liquiditätsanforderungen nicht erfüllt, kann die BaFin auch die weitere Anlage in illiquiden Werten untersagen.

Besteht Gefahr für die Erfüllung der Verpflichtungen einer Bank gegenüber ihren Gläubigern, kann die BaFin zur Abwendung der Gefahr einstweilige Maßnahmen treffen. Diese einstweiligen Maßnahmen können die folgenden Maßnahmen umfassen:

- Anweisungen für die Geschäftsführung der Bank erlassen,
- die Annahme von Einlägen oder die Gewährung von Krediten verbieten,
- den Geschäftsleitern der Bank die Ausübung ihrer Tätigkeit untersagen oder beschränken und
- Aufsichtspersonen bestellen.

Um die Insolvenz einer Bank zu verhindern, kann die BaFin gemäß § 46a KWG ein Veräußerungs- und Zahlungsverbot erlassen, den Kundenverkehr schließen und die Entgegennahme von Zahlungen, die nicht zur Tilgung von Schulden gegenüber der Bank bestimmt sind, verbieten ("§46a-Moratorium"). Nur die BaFin kann die Eröffnung eines Insolvenzverfahrens über eine Bank beantragen.

Falls diese Maßnahmen nicht ausreichen, kann die BaFin der Bank gemäß § 35 KWG die Erlaubnis entziehen und, falls erforderlich, die Schließung der Bank anordnen.

Weiterhin kann die Bundesregierung gemäß § 47 KWG durch Rechtsverordnung einen Aufschub für die Erfüllung der Verbindlichkeiten einer oder mehrerer Banken ("§47-Moratorium") zu Gunsten einer Bank anordnen, wenn wirtschaftliche Schwierigkeiten bei Banken zu befürchten sind, die schwerwiegende Gefahren für die Gesamtwirtschaft erwarten lassen.

Bei Verletzungen des Kreditwesengesetzes können Strafen oder Geldbußen verhängt werden.

Einlagensicherung in Deutschland

Das Einlagensicherungs- und Anlegerentschädigungsgesetz

Mit dem Einlagensicherungs- und Anlegerentschädigungsgesetz wurde in Deutschland erstmals ein gesetzlich verpflichtendes System zur Sicherung von Einlagen eingeführt. Das Einlagensicherungs- und Anlegerentschädigungsgesetz ist am 1. August 1998 in Kraft getreten.

Nach dem Einlagensicherungs- und Anlegerentschädigungsgesetz muss jede deutsche Bank einer der staatlich anerkannten Entschädigungseinrichtungen angehören, die der staatlichen Aufsicht unterliegen. Die Entschädigungseinrichtungen unterstehen der Aufsicht der BaFin. Die Entschädigungseinrichtung deutscher Banken GmbH ist die zuständige Entschädigungseinrichtung für private Geschäftsbanken wie die HypoVereinsbank.

Die Entschädigungseinrichtungen haben die Aufgabe, die Beiträge ihrer Mitgliedsbanken einzuziehen und zu verwalten und Entschädigungsansprüche im Einklang mit dem Einlagensicherungs- und Anlegerentschädigungsgesetz zu befriedigen. Nach dem Einlagensicherungs- und Anlegerentschädigungsgesetz haben die Gläubiger einer Bank, die dauerhaft aufgrund ihrer Finanzlage nicht in der Lage ist, Einlagen zurückzuzahlen oder Verbindlichkeiten aus Wertpapiergeschäften zu erfüllen, einen Anspruch gegen die Entschädigungseinrichtung der Bank. Bestimmten Unternehmen, wie Banken, Finanzinstituten, Versicherungsunternehmen, Kapitalanlagegesellschaften, der Bundesrepublik Deutschland, den Ländern, Gemeinden, großen und mittelgroßen Kapitalgesellschaften steht kein derartiger Anspruch zu.

Die Entschädigungseinrichtung haftet nur für die Zahlung von Verbindlichkeiten aus Einlagen und Wertpapiergeschäften, die auf Euro oder auf ein gesetzliches Zahlungsmittel eines Vertragsstaates des Abkommens über den Europäischen Wirtschaftsraum lauten. Die Entschädigungseinrichtungen haften nicht für Ansprüche aus Inhaber- und Orderschuldverschreibungen. Ferner ist die Haftung der Entschädigungseinrichtung gegenüber einem Gläubiger einer zahlungsunfähigen Bank betragsmäßig auf jeweils 90 % des Gesamtwertes der Einlagen des Gläubigers bei dieser Bank oder der Verbindlichkeiten aus Wertpapiergeschäften beschränkt. Die Haftung ist auf höchstens Euro 20.000 je Gläubiger beschränkt.

Freiwillige Einlagensicherung

Verbindlichkeiten gegenüber Gläubigern, die nicht durch das Einlagensicherungs- und Anlegerentschädigungsgesetz abgedeckt sind, werden durch einen der verschiedenen Sicherungsfonds gedeckt, die das Bankgewerbe auf einer freiwilligen Basis eingerichtet hat. Die HypoVereinsbank ist Mitglied des Einlagensicherungsfonds des Bundesverbandes deutscher Banken e.V. Der Einlagensicherungsfonds deckt Verbindlichkeiten gegenüber Kunden bis zu einem Betrag von 30 % des Kernkapitals und des Ergänzungskapitals pro Kunden ab (das Ergänzungskapital darf allerdings für Berechnungszwecke nur bis zu einem Betrag von 25 % des Kernkapitals an Ansatz gebracht werden), kalkuliert in Übereinstimmung mit dem Kreditwesengesetz und basierend auf dem letzten geprüften Jahresabschluss der Bank. Verbindlichkeiten gegenüber anderen Banken und bestimmten anderen Instituten und Verbindlichkeiten der Banken, die in Inhaberpapieren verbrieft sind, werden vom Einlagensicherungsfonds nicht abgedeckt. Soweit der Einlagensicherungsfonds Zahlungen an Kunden einer Bank leistet, tritt er in deren Ansprüche gegenüber der Bank ein. Banken, die Mitglied des Einlagensicherungsfonds sind, leisten eine Umlage an den Einlagensicherungsfonds, die auf der Grundlage der Bilanzposition "Verbindlichkeiten gegenüber Kunden" berechnet wird (0,3 % der im letzten Jahresabschluss ausgewiesenen "Verbindlichkeiten gegenüber Kunden"). Reichen die Mittel des Einlagensicherungsfonds für Maßnahmen zur Hilfeleistung nicht aus oder ist es sonst zur Durchführung der Aufgaben des Einlagensicherungsfonds erforderlich, so kann die Jahresumlage verdoppelt werden oder es kann eine Sonderumlage bis zur Höhe der Jahresumlage je Geschäftsjahr erhoben werden.

Regulierung und Aufsicht in Österreich

Die Geschäftstätigkeit der HVB Group unterliegt auch der Regulierung und Aufsicht in Österreich.

Die rechtlichen Rahmenbedingungen für das österreichische Bankwesen umfassen das österreichische Bankwesengesetz, das österreichische Nationalbankgesetz, das österreichische Finanzmarktaufsichtsbehördengesetz, das österreichische Sparkassengesetz, das österreichische Pfandbriefgesetz, das österreichische Hypothekenbankgesetz und das österreichische Wertpapieraufsichtsgesetz in der jeweils geltenden Fassung.

Das österreichische Nationalbankgesetz enthält Vorschriften über die Oesterreichische Nationalbank und ihre Stellung im Europäischen System der Zentralbanken. Das österreichische Hypothekenbankgesetz enthält Vorschriften über Hypothekenpfandbriefe und Kommunalschuldverschreibungen.

Das österreichische Bankwesengesetz enthält die meisten wesentlichen Bestimmungen für Banken (diese werden im Gesetz als "Kreditinstitute" bezeichnet). Mit Erlass des österreichischen Bankwesengesetzes wurden die Vorschriften für das österreichische Bankwesen reformiert. Neben den Mindesteigenmittelvorschriften normiert das österreichische Bankwesengesetz weitere Anforderungen, Beschränkungen und Vorschriften für österreichische Banken, Melde- und Mindestliquiditätsanforderungen, Beschränkungen für Beteiligungen an Nichtbanken und für Großveranlagungen sowie Vorschriften über interne Kontrollsysteme und Innenrevision, Einlagensicherung, Geldwäsche, Verbraucherschutz und Bankgeheimnis. Siehe "—Das österreichische Bankwesengesetz."

Finanzmarktaufsicht

Im Jahr 2001 wurde durch das Finanzmarktaufsichtsbehördengesetz die Finanzmarktaufsichtsbehörde ("FMA") geschaffen. Am 1. April 2002 wurde die unmittelbare Aufsicht über Banken, Versicherungen, Pensionskassen, Wertpapierdienstleistungsunternehmen und über Wertpapierbörsen vom österreichischen Bundesminister für Finanzen und der früheren Bundes-Wertpapieraufsicht an die FMA übertragen. Die FMA ist eine unabhängige Behörde, die vom österreichischen Bundesminister für Finanzen beaufsichtigt wird. Die zwei Vorstandsdirektoren der FMA werden vom österreichischen Bundesminister für Finanzen und der Oesterreichischen Nationalbank sowie der österreichischen Bundesregierung vorgeschlagen und vom österreichischen Bundespräsidenten bestellt. Der Aufsichtsrat, bestehend aus acht Mitgliedern, von denen zwei über keine Stimmrechte verfügen, genehmigt den Finanzplan, den Jahresabschluss, die Bestellung von Mitgliedern der zweiten Führungsebene und weitere wichtige Angelegenheiten der FMA. Die Kosten der FMA werden zum überwiegenden Teil von den beaufsichtigten Banken, Versicherungen, Pensionskassen und Wertpapierdienstleistungsunternehmen getragen; die Republik Österreich leistet einen geringen Zuschuss.

Gemäß dem österreichischen Bankwesengesetz und dem österreichischen Finanzmarktaufsichtsbehördengesetz ordnet und überwacht die FMA, unterstützt durch die Oesterreichische Nationalbank, die in- und ausländischen Tätigkeiten der österreichischen Banken und Tätigkeiten von Niederlassungen ausländischer Banken in Österreich. Der FMA stehen gemäß dem Bankwesengesetz eine Reihe von Maßnahmen für eine umfassende Aufsicht über die Banken zur Verfügung.

Die FMA überwacht die Einhaltung der Vorschriften des österreichischen Bankwesengesetzes sowie anderer relevanter Gesetze und Verordnungen durch (i) österreichische Banken und Finanzinstitute in Österreich und im Ausland und (ii) ausländische Banken, die in Österreich tätig sind. Gemäß dem Bankwesengesetz unterliegen Kredit- und Finanzinstitute, die in einem anderen Mitgliedstaat des EWR zugelassen sind und überwacht werden, im allgemeinen der Gesetzgebung und Aufsicht ihres Herkunftsstaates und nicht jener der österreichischen Behörden. Diese Unternehmen sind jedoch zur Einhaltung bestimmter Vorschriften des österreichischen Bankwesengesetzes bei Erbringung ihrer Dienstleistungen in Österreich verpflichtet.

Die FMA kann zwecks Wahrnehmung ihrer bankaufsichtlichen Agenden unter anderem

- Zwischenabschlüsse, Prüfungsberichte und andere Informationen über jede Geschäftsangelegenheit der Bank verlangen;
- Einsicht in die Bücher, Schriftstücke und Datenträger der Bank nehmen; und
- bestimmte Prüfungen durch Bankprüfer oder andere Sachverständige verlangen.

Zur Erfüllung ihrer Aufgaben kann die FMA auch eigene Prüfer oder die Oesterreichische Nationalbank mit der Prüfung von Banken beauftragen. Diese Prüfungen können die Zweigniederlassungen und Repräsentanzen der Banken außerhalb Österreichs umfassen. Darüber hinaus haben Banken regelmäßige Meldungen an die FMA zu übermitteln. Siehe "—Das österreichische Bankwesengesetz—Regelmäßige Meldungen."

Bei Gefahr für die Erfüllung der Verpflichtungen einer in Österreich tätigen Bank gegenüber ihren Gläubigern kann die FMA befristete Maßnahmen durch Bescheid anordnen. Die FMA kann insbesondere

- Kapital- oder Gewinnentnahmen von der Bank untersagen;
- eine fachkundige Aufsichtsperson (Regierungskommissär) bestellen, die der Bank alle Geschäfte zu untersagen hat, die geeignet sind, die Gefahr für die Erfüllung der Verpflichtung gegenüber ihren Gläubigern zu vergrößern;
- Geschäftsleitern der Bank die Führung der Bank untersagen; oder
- die Fortführung des Geschäftsbetriebes ganz oder teilweise untersagen.

Staatskommissäre

Der österreichische Bundesminister für Finanzen hat bei Banken, deren Bilanzsumme € 375 Mio. übersteigt (was auf die Bank Austria Creditanstalt zutrifft), einen Staatskommissär und dessen Stellvertreter zu bestellen. Der Staatskommissär und dessen Stellvertreter handeln für die FMA und sind von der Bank zu den Hauptversammlungen und sonstigen Mitgliederversammlungen, zu den Sitzungen des Aufsichtsrates (sowie zu entscheidungsbefugten Ausschüssen des Aufsichtsrates) rechtzeitig einzuladen, um sicherzustellen, dass die darin gefassten Beschlüsse einschlägige Materiengesetze nicht verletzen. Erhebt der Staatskommissär gegen einen der Beschlüsse der Haupt- bzw. Mitgliederversammlung oder des Aufsichtsrates (Ausschusses) Einspruch, hat er hiervon der FMA unverzüglich zu berichten. Durch den Einspruch wird die Wirksamkeit des Beschlusses bis zur Entscheidung der FMA aufgeschoben.

Treuhänder

Österreichische Banken, einschließlich der Bank Austria Creditanstalt, werden von Treuhändern und deren Stellvertretern überprüft, die gemäß dem österreichischen Hypothekenbankgesetz sowie dem österreichischen Pfandbriefgesetz vom österreichischen Bundesminister für Finanzen zu bestellen sind. Die Treuhänder und deren Stellvertreter überwachen die Einhaltung der Vorschriften über bestimmte Teile des Hypothekarvermögens, insbesondere Hypothekarpfandbriefe und Kommunalschuldverschreibungen sowie die zugrundeliegenden Hypothekenforderungen und Kommunaldarlehen zur Deckung von Pfandbriefen.

Regierungskommissäre, die auch vom österreichischen Bundesminister für Finanzen gemäß dem Gesetz betreffend fundierte Bankschuldverschreibungen bestellt werden, überwachen die Einhaltung der rechtlichen Vorschriften für fundierte Schuldverschreibungen und den Deckungsstock durch Bank Austria Creditanstalt und andere beaufsichtigte österreichische Banken und genehmigt die Veräußerung jedes Bestandteiles des Deckungsstocks.

Österreichischer Bundesminister für Finanzen

Der österreichische Bundesminister für Finanzen überwacht die Übereinstimmung der Tätigkeit der FMA mit dem österreichischen Bankgesetz und anderer relevanter Gesetze.

Eigenmittelvorschriften

Gemäß den österreichischen risikogewichtenden Mindesteigenmittelvorschriften, die auf EU-Recht und der Basler Eigenkapitalvereinbarung 1988 basieren, hat jede Bank über Eigenmittel von mindestens 8 % der Bemessungsgrundlage zu verfügen (Solvabilitätskoeffizient). Der Solvabilitätskoeffizient definiert das Verhältnis der anrechenbaren Eigenmittel einer Bank gegenüber ihren risikogewichteten Aktivposten sowie bestimmten außerbilanzmäßigen Geschäften (siehe dazu unten). Diese Vorschriften sind sowohl von Bank Austria Creditanstalt alleine als auch von Bank Austria Creditanstalt zusammen mit ihren konsolidierten Finanztöchtern zu erfüllen. Aus diesem Grund wird Bank Austria Creditanstalt gemeinsam mit allen anderen Banken, Factoring- und Leasinggesellschaften, Wertpapierfirmen und Unternehmen mit bankbezogenen Hilfsdiensten, an denen Bank Austria Creditanstalt mindestens 50 % hält oder bei denen sie das Recht besitzt, einen beherrschenden Einfluss auszuüben, oder die tatsächlich unter ihrem beherrschenden Einfluss stehen, konsolidiert.

Zum Zwecke der Berechnung des Solvabilitätskoeffizienten definiert das österreichische Bankwesengesetz Eigenmittel als die Summe des Tier I-Kapitals, Tier II-Kapitals und Tier III-Kapitals der Bank (siehe dazu unten). Bei der Berechnung der anrechenbaren Eigenmittel sind bestimmte Verluste, bestimmte immaterielle Vermögenswerte und bestimmte Beteiligungen an Banken oder Finanzinstituten von den Eigenmitteln in Abzug zu bringen. Tier I-Kapital besteht aus (i) eingezahltem Kapital, (ii) offenen Rücklagen, (iii) dem Fonds für allgemeine Bankrisiken und (iv), nur zum Zwecke der konsolidierten Eigenmittelberechnung, hybridem Kapital. Tier II-Kapital besteht aus (i) Ergänzungskapital, (ii) bestimmten stillen Reserven, (iii) Partizipationskapital, (iv) nachrangigem Kapital, (v) Neubewertungsreserven und (vi) Nachschussverpflichtungen von Mitgliedern genossenschaftlich organisierter Banken (Haftsummenzuschläge). Tier III-Kapital besteht aus kurzfristigem nachrangigen Kapital. Gemäß den Bestimmungen des österreichischen Bankwesengesetzes darf der Gesamtbetrag des Tier II-Kapitals das Tier I-Kapital nicht übersteigen. Zusätzlich darf das nachrangige Kapital 50 % des Tier I-Kapitals nicht übersteigen. Weitere Restriktionen beziehen sich auf die Anrechenbarkeit von Neubewertungsreserven, Haftsummenzuschlägen und von kurzfristigem Nachrangkapital.

Die Risikogewichtung der Aktivposten und bestimmter außerbilanzmäßiger Geschäfte der Bank Austria Creditanstalt, zusammen die risikogewichtete Bemessungsgrundlage, erfolgt durch deren Zuordnung in folgende – nach Vertragspartner differenzierte – vier Risikokategorien: 0 %, 20 %, 50 % oder 100 %. Der Buchwert jedes Aktivpostens wird mit dem für die jeweilige Risikokategorie anwendbaren Prozentsatz multipliziert, um den risikogewichteten Wert zu berechnen. Außerbilanzmäßige Geschäfte werden zuerst mit ihrem Produktgewicht und dann mit dem Vertragspartnergewicht multipliziert. Spezifische außerbilanzmäßige Geschäfte wie Swaps und andere Finanzderivate werden entweder nach dem Marktbewertungs- oder dem Ursprungsrisikoverfahren angesetzt. Für ihr Wertpapier-Handelsbuch müssen Banken die Mindesteigenmittelanforderungen zur Deckung von Positions-, Abwicklungs- und Ausfallsrisiken entsprechend speziellen Vorschriften über die Kapitaladäquanz für das Wertpapier-Handelsbuch berechnen. Für letztgenannte Zwecke kann Tier III-Kapital herangezogen werden.

Mindestreserven

Aufgrund Mindestreservebestimmungen, die seit 1. Januar 1999 anzuwenden sind, muss jede Bank, einschließlich der Bank Austria Creditanstalt, die in einem Land, das an der dritten Stufe der Europäischen Wirtschafts- und Währungsunion teilnimmt, zugelassen ist, Mindestreserven bei ihrer nationalen Zentralbank halten. Das Mindestreservesystem gilt für Kreditinstitute im Euro-Währungsgebiet. Es dient in erster Linie dazu, die Geldmarktzinsen zu stabilisieren und eine strukturelle Liquiditätsknappheit herbeizuführen (oder zu vergrößern). Die Reservepflicht des einzelnen Instituts wird anhand bestimmter Positionen seiner Bilanz festgelegt. Um die angestrebte Stabilisierung der Zinssätze zu erreichen, ist es den Instituten im Rahmen des Mindestreservesystems gestattet, von den Bestimmungen über die Durchschnittserfüllung Gebrauch zu machen, d.h. ihre Mindestreservepflicht unter Zugrundelegung der tagesdurchschnittlichen Reserveguthaben innerhalb einer einmonatigen Erfüllungsperiode zu erfüllen. Die Mindestreserveguthaben der Institute werden zum Satz für Hauptrefinanzierungsgeschäfte verzinst.

Rechnungslegung und Abschlussprüfung

Die österreichischen Bestimmungen über die Durchführung von Abschlussprüfungen und damit in Zusammenhang stehende Meldepflichten wurden an die EU-Standards angepasst. Gemäß diesen Bestimmungen sind alle in Österreich tätigen Banken verpflichtet, spätestens innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres der FMA und der Oesterreichischen Nationalbank die geprüften Jahresabschlüsse sowie die Prüfungsberichte über die Jahresabschlüsse vorzulegen. Die Jahresabschlüsse sind im Amtsblatt der Wiener Zeitung, dem offiziellen Kundmachungsorgan der Republik Österreich, zu veröffentlichen.

Die Jahresabschlüsse einer jeden Bank sind von einem unabhängigen Bankprüfer zu prüfen. Bankprüfer sind die zum Abschlussprüfer bestellten beeideten Wirtschaftsprüfer oder Wirtschaftsprüfungsgesellschaften und die Prüfungsorgane gesetzlich zuständiger Prüfungseinrichtungen. Die nichtkonsolidierten und konsolidierten Jahresabschlüsse der Bank Austria Creditanstalt als Sparkassen Aktiengesellschaft für die letzten drei Geschäftsjahre mit Stichtag 31. Dezember 2001, 2002 und 2003 wurden durch die gesetzlich zuständige Prüfungseinrichtung, die Prüfungsstelle des Sparkassen-Prüfungsverbandes, geprüft. Die Abschlussprüfung wurde gemeinsam mit der KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, und Österreichische Wirtschaftsberatung GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft, die von der Bank Austria Creditanstalt als zusätzliche Abschlussprüfer bestellt wurden, durchgeführt.

Die österreichischen Banken sind berechtigt, internationale Rechnungslegungsstandards, wie etwa IAS oder U.S.-GAAP, für konsolidierte Jahresabschlüsse zu verwenden, solange die Jahresabschlüsse den EU-Vorschriften entsprechen, alle geforderten Informationen enthalten und geprüft sind. Die konsolidierten Jahresabschlüsse der Bank Austria Creditanstalt werden gemäß IAS erstellt.

Der Bankprüfer hat die Gesetzmäßigkeit des Jahresabschlusses zu prüfen und zu bestätigen, dass allen gesetzlichen auf Kreditinstitute in Österreich anwendbaren Vorschriften entsprochen wurde. Der Bankprüfer hat darüber hinaus eine Stellungnahme zur Risikolage, Ertragslage und Finanzlage der Bank in seinen Prüfungsbericht aufzunehmen, der an die FMA, die Oesterreichische Nationalbank, den Vorstand und den Aufsichtsrat der Bank übermittelt wird.

Das österreichische Bankwesengesetz

Das österreichische Bankwesengesetz normiert unter anderem die folgenden Vorschriften:

Regelmäßige Meldungen. Alle Banken in Österreich haben unverzüglich nach Ablauf eines jeden Kalendermonats der FMA Monatsausweise zu übermitteln, in denen bestimmte einzelne Großveranlagungen, sowie die Einhaltung der Bestimmungen über Eigenmittel, Liquidität, offene Positionen und Großveranlagungen für Beteiligungen an Nichtbanken anzugeben sind. Alle Banken haben der FMA die Jahresberichte sowie Quartalsberichte über die Posten der Gewinn- und Verlustrechnung zu übermitteln. Zusätzlich sind jährliche Berichte über stille Reserven vorgeschrieben. Alle Berichte sind zusätzlich der Oesterreichischen Nationalbank zu übermitteln. Die Oesterreichische Nationalbank hat aufgrund der Monatsausweise und Quartalsberichte zur Einhaltung der anwendbaren Bestimmungen über Eigenmittel, Liquidität, offene Positionen, Großveranlagungen und Beteiligungen an Nichtbanken der FMA gutachtliche Äußerungen zu erstatten.

Liquidität. Kreditinstitute haben dafür zu sorgen, ihren Zahlungsverpflichtungen nachkommen zu können. Die Banken haben Finanz- und Liquiditätsplanungen einzurichten, um durch die dauernde Haltung ausreichender flüssiger Mittel für den Ausgleich künftiger Ungleichgewichte der Zahlungseingänge und Zahlungsausgänge ausreichend vorzusorgen und auf mögliche Veränderungen der Marktverhältnisse reagieren zu können. Banken haben entsprechend der Fälligkeitsstruktur ihrer Forderungen und Verbindlichkeiten insbesondere die Zinsanpassungs- und –kündigungsmöglichkeiten so zu gestalten, dass sie auf veränderte Zinssätze und Fälligkeitstrends reagieren können. Ungeachtet dieser Verpflichtungen haben Banken als Mindesterfordernisse flüssige Mittel ersten Grades, wie insbesondere Guthaben bei der Oesterreichischen Nationalbank, und zweiten Grades, wie etwa börsennotierte festverzinsliche Wertpapiere oder bestimmte Einlagen bei Kreditinstituten (saldiert) zu halten. Das österreichische Bankwesengesetz normiert einen detaillierten Berechnungsplan, um diesen Anforderungen zu entsprechen.

Offene Positionen. Die offenen Positionen einer Bank sind, vereinfacht ausgedrückt, die Differenz zwischen ihren Forderungen und ihren Verbindlichkeiten in einer anderen Währung als Euro. Am Ende eines jeden Geschäftstages darf eine einzelne offene Position 30 % der anrechenbaren Eigenmittel der Bank nicht übersteigen. Der Gesamtbetrag aller offenen Positionen darf am Ende eines Geschäftstages 50 % der anrechenbaren Eigenmittel der Bank nicht übersteigen. Ähnliche Beschränkungen sind auf offene Fristigkeitspositionen, die innerhalb eines jeden Kalendervierteljahres oder –halbjahres fällig werden, anzuwenden.

Großveranlagungen. Eine Großveranlagung liegt gemäß dem österreichischen Bankwesengesetz vor, wenn die Aktivposten und die außerbilanzmäßigen Geschäfte bei einem Kunden oder bei einer Gruppe verbundener Kunden 10 % der anrechenbaren Eigenmittel der Bank oder der anrechenbaren konsolidierten Eigenmittel der Bankengruppe erreichen. Sie bedürfen der ausdrücklichen vorherigen Zustimmung des Aufsichtsrates. Die risikogewichteten Großveranlagungen dürfen 25 % der anrechenbaren Eigenmittel der Bank und der anrechenbaren konsolidierten Eigenmittel der Bankengruppe nicht überschreiten. Für Großveranlagungen bei dem Mutterunternehmen oder einem Tochterunternehmen des Mutterunternehmens oder einem Tochterunternehmen der Bank verringert sich dieser Prozentsatz auf 20 %. Die Gesamtheit aller risikogewichteten Großveranlagungen darf 800 % der anrechenbaren Eigenmittel der Bank und der anrechenbaren Eigenmittel der Bankengruppe nicht überschreiten. Ausnahmen hinsichtlich Großveranlagungen bestehen u.a. für die Republik Österreich und ihre Bundesländer.

Beteiligungen. Das österreichische Bankwesengesetz normiert Vorschriften über das Halten von qualifizierten Beteiligungen durch Banken. Eine qualifizierte Beteiligung liegt vor, wenn direkt oder indirekt 10 % der Stimmrechte oder des Kapitals einer Gesellschaft gehalten werden. Eine qualifizierte Beteiligung kann darüber hinaus vorliegen, wenn eine Bank erheblichen Einfluss auf die Geschäftsführung der Gesellschaft ausüben kann. Eine Bank und eine Bankengruppe dürfen an Nichtbanken keine qualifizierte Beteiligung halten, deren Buchwert 15 % ihrer anrechenbaren Eigenmittel oder ihrer anrechenbaren konsolidierten Eigenmittel überschreitet. Der Gesamtbuchwert der qualifizierten Beteiligungen an anderen Unternehmen darf 60 % der anrechenbaren Eigenmittel der Bank oder der anrechenbaren konsolidierten Eigenmittel der Bankengruppe nicht überschreiten. Die genannten Beteiligungen dürfen überschritten werden, wenn die Anteile (i) nur vorübergehend für eine finanzielle Unterstützungsaktion zur Sanierung oder Rettung eines Unternehmens dienen, (ii) aufgrund einer Platzierungsverpflichtung für die Wertpapiere während der normalen Dauer einer derartigen Verpflichtung gehalten werden, (iii) im eigenen Namen, aber auf fremde Rechnungen gehalten werden oder (iv) nicht dazu bestimmt sind, dauernd dem Geschäftsbetrieb zu dienen.

Einlagensicherung und Anlegerentschädigungseinrichtung

Gemäß dem österreichischen Bankwesengesetz haben Banken, die sicherungspflichtige Einlagen entgegennehmen oder sicherungspflichtige Wertpapierdienstleistungen durchführen, der Sicherungseinrichtung im Rahmen ihres Fachverbandes anzugehören. Gehört eine Bank der gesetzlichen Sicherungseinrichtung nicht an, so erlischt ihre Berechtigung zur Entgegennahme sicherungspflichtiger Einlagen und der Durchführung sicherungspflichtiger Wertpapierdienstleistungen. Gemäß diesen Vorschriften ist die Bank Austria Creditanstalt ein Mitglied der Einlagensicherungs- und Anlegerentschädigungseinrichtung für Sparkassen.

Entsprechend den EU-rechtlichen Bestimmungen haben Sicherungseinrichtungen zu gewährleisten, dass für den Fall von Nichtverfügbarkeit der Einlagen diese bis zu einem Höchstbetrag von € 20.000,- oder der Gegenwert in fremder Währung pro Einleger ausbezahlt werden. Soziale Härtefälle sowie Kleineinlagen bis zu einer Höhe von € 2.000,- sind zeitlich bevorzugt zu behandeln. Für Forderungen von Gläubigern, die keine natürlichen Personen sind, ist die Leistungspflicht der Sicherungseinrichtung mit 90 % begrenzt. Die Einlagen sind auf Verlangen des Einlegers und nach Legitimierung sowie Prüfung innerhalb von drei Monaten auszubezahlen.

Im Falle einer Auszahlung einer Entschädigung für gesicherte Einlagen sind die Mitgliedsbanken verpflichtet, unverzüglich anteilsmäßige Beiträge zu leisten. Die Beiträge der Mitgliedsbanken sind im Falle einer Auszahlung gesicherter Einlagen nach dem Anteil der gesicherten Einlagen an der Summe der gesamten gesicherten Einlagen zum vorhergehenden Bilanzstichtag zu bemessen. Die Mitgliedsbanken sind jedoch im Geschäftsjahr insgesamt höchstens zu Beitragsleistungen im Ausmaß von 0,83 % der risikogewichteten Bemessungsgrundlage für die Berechnung der anrechenbaren Eigenmittel der Bank verpflichtet. Können die Sicherungseinrichtungen des betroffenen Sektors die Auszahlung gesicherter Einlagen nicht voll leisten, so sind die Sicherungseinrichtungen der übrigen Fachverbände verpflichtet, zur Deckung des Fehlbetrages unverzüglich anteilsmäßige Beiträge zu leisten. Können die Sicherungseinrichtungen aller Sektoren insgesamt die Auszahlung gesicherter Einlagen nicht voll leisten, so hat die erste betroffene Sicherungseinrichtung zur Erfüllung der restlichen Auszahlungsverpflichtungen Schuldverschreibungen auszugeben, für die der österreichische Bundesminister für Finanzen nach Maßgabe besonderer gesetzlicher Ermächtigung die Bundeshaftung übernehmen kann.

Die Grundsätze der Anleger-Entschädigungseinrichtung sind vergleichbar mit den Grundsätzen der Einlagen-Sicherungseinrichtung.

Regulierung und Aufsicht in den Vereinigten Staaten

Die Geschäftstätigkeit des Konzerns unterliegen zudem in den Vereinigten Staaten einer weitreichenden Regulierung und Aufsicht durch Bund und Einzelstaaten. Zahlreiche Teile des U.S.-Geschäfts des Konzerns unterliegen den Bank- und Wertpapiergesetzen sowie den Bestimmungen des *Board of Governors of the Federal Reserve System* (das "*Federal Reserve Board*"), des *New York State Banking Department*, des *Comptroller of the Currency* (der "*Comptroller*"), der SEC und anderer zuständiger Aufsichtsorgane. Die HypoVereinsbank betreibt ihr Bankgeschäft in den Vereinigten Staaten unmittelbar durch die einzelstaatlich genehmigte Zweigniederlassung in New York (die "Zweigniederlassung New York"). Des Weiteren kontrolliert sie eine Reihe von Tochtergesellschaften in den USA außerhalb des Banksektors, z.B. ein Kursmakler-Unternehmen (*broker-dealer*), die HVB Capital Markets, Inc. Die Bank Austria Creditanstalt betreibt ihr Bankgeschäft in den Vereinigten Staaten unmittelbar durch die bundesstaatlich genehmigte Zweigniederlassung in New York (die "U.S.-amerikanische Zweigniederlassung der Bank Austria Creditanstalt", und zusammen mit der Zweigniederlassung New York, die "U.S.-amerikanischen Zweigniederlassungen"). Da die U.S.-amerikanischen Zweigniederlassungen nicht im Einlagengeschäft mit Privatkunden tätig sind, sind die Einlagen dieser Zweigniederlassungen nicht durch die *Federal Deposit Insurance Corporation* versichert und müssen dort auch nicht versichert werden.

Regulierungsbehörden

Das U.S.-Geschäft des Konzerns unterliegt der Regulierung, Aufsicht und Prüfung durch das *Federal Reserve Board* als 'Dachaufsicht' in den Vereinigten Staaten. Gemäß dem U.S.-Bankholding-Gesetz von 1956 (*Bank Holding Company Act of 1956*, in der geltenden Fassung, der "BHCA"), welches durch das U.S.-amerikanische Internationale Bankgesetz aus dem Jahr 1978 (*International Banking Act of 1978*), geändert durch das U.S.-amerikanische Gesetz zur Stärkung der Aufsicht über Auslandsbanken von 1991 (*Foreign Bank Supervision Enhancement Act*) (in der geltenden Fassung, das "IBA"), auf den Konzern Anwendung findet, werden die HypoVereinsbank, die Bank Austria Creditanstalt (und die Münchener Rück (wie unten stehend definiert)) jeweils als Bankholding behandelt. Die Zweigniederlassung New York der HypoVereinsbank unterliegt zudem der Aufsicht des *New York State Banking Department*. Die Zweigniederlassung der Bank Austria Creditanstalt steht unter Aufsicht des *Comptroller* als Bankenaufsichtsbehörde.

Die Zweigniederlassung New York der HypoVereinsbank

Die Zweigniederlassung New York hat von dem *Superintendent of Banks* als Aufsichtsbehörde in New York die Erlaubnis zum Betrieb des Einlagen- und Kreditgeschäfts erhalten. Nach dem Bankgesetz des Staates New York und den Ende des Jahres 2002 verabschiedeten und in Kraft getretenen Bestimmungen muss die Zweigniederlassung New York bei Banken im Staat New York zentralbankfähige Aktiva (*eligible assets*), die mit bestimmten Ausnahmen üblicherweise 1 % ihrer Verbindlichkeiten oder USD 2 Mio. entsprechen, je nachdem, welcher Betrag höher ist, als Sicherheit für den Schutz der Einleger und bestimmten anderen Gläubigern der Zweigniederlassung New York halten. Zu diesen zentralbankfähigen Aktiva gehören US-Schatztitel, andere Verbindlichkeiten, die von der U.S.-amerikanischen Regierung oder deren Behörden oder Institutionen ausgegeben oder garantiert werden, Verbindlichkeiten der Regierung des Staates New York und lokaler Regierungen innerhalb des Staates New York und zahlreiche andere Aktiva, welche die Kriterien der Aufsichtsbehörden erfüllen. Das Bankgesetz des Staates New York ermächtigt zudem den *Superintendent of Banks*, Anforderungen für das Halten von Vermögenswerten für Zweigniederlassungen von Auslandsbanken zu erstellen, die in Prozent der Verbindlichkeiten jeder Zweigniederlassung ausgedrückt werden. Der derzeit vorgesehene Prozentsatz liegt bei 0 %, wobei der *Superintendent* im Einzelfall weitergehende Anforderungen für das Halten von Vermögenswerten für die einzelnen Zweigniederlassungen aufstellen kann. Für die Zweigniederlassung New York wurden solche Anforderungen nicht aufgestellt.

Das Bankgesetz des Staates New York ermächtigt den *Superintendent of Banks*, den Geschäftsbetrieb und das Vermögen der New Yorker Zweigniederlassung einer Auslandsbank in Besitz zu nehmen unter denselben Umständen, unter denen der *Superintendent of Banks* berechtigt wäre, von Geschäftsbetrieb und Vermögen einer unter dem Recht des Staates New York zugelassenen Bank Besitz zu ergreifen. Diese Umstände beinhalten Verstöße gegen das Gesetz, riskante Geschäftspraktiken, Überschuldung, Einstellung von Zahlungen auf Verbindlichkeiten oder Einleitung von Liquidationsverfahren gegen die Auslandsbank an deren Sitz oder an einem anderen Ort. Gemäß Abschnitt 606.4(a) des Bankgesetzes des Staates New York dürfen bei der Liquidation oder bei Geschäften einer Zweigniederlassung nach der Übernahme einer Zweigniederlassung durch den *Superintendent of Banks* lediglich die Forderungen der Gläubiger, die aus Vorgängen mit einer Zweigniederlassung stammen, zur Zahlung aus den Geschäftstätigkeiten und dem Eigentum der Auslandsbank im Staat New York von dem *Superintendent of Banks* angenommen werden, ohne dass die Rechte der Forderungsinhaber aus anderen Vermögenswerten der Auslandsbank Befriedigung zu suchen, präkludiert werden. Nach der Begleichung dieser Forderungen wird der *Superintendent of Banks* die eventuell verbleibenden Vermögenswerte ggf. auf die Auslandsbank oder einen rechtmäßig ernannten Liquidator oder Konkursverwalter für die Bank übertragen.

Gemäß Bankgesetz des Staates New York ist die Zweigniederlassung New York prinzipiell denselben Kreditbeschränkungen, in Form einer Eigenkapitalquote, an einzelne Kreditnehmer unterworfen, denen auch eine unter dem Recht des Staates New York zugelassene Bank unterworfen ist, allerdings mit dem Unterschied, dass diese Beschränkungen für die Zweigniederlassung New York auf der Grundlage des gesamten Eigenkapitals der HypoVereinsbank berechnet werden (ebenso wie die unten genannten Beschränkungen nach Bundesrecht).

Die U.S.-amerikanische Zweigniederlassung der Bank Austria Creditanstalt

Als bundesstaatliche Zweigniederlassung ist die U.S.-amerikanische Zweigniederlassung der Bank Austria Creditanstalt durch den *Comptroller* anerkannt und unterliegt der Aufsicht und Regulierung durch den *Comptroller*. Nach dem IBA haben bundesstaatliche Zweigniederlassungen im Regelfall die selben Rechte und Privilegien wie nationale Banken (*national bank*), und bei der Ausübung solcher Rechte oder Privilegien finden im Regelfall die selben Pflichten, Beschränkungen, Strafen, Verbindlichkeiten, Bedingungen und Begrenzungen Anwendung, denen auch nationale Banken am selben Ort unterliegen. Gemäß den Vorgaben des *Comptrollers* muss eine bundesstaatliche Zweigniederlassung bei einer Mitgliedsbank der *Federal Reserve* eine Kapitaleinlage (*capital equivalency deposit*) mit einem Mindestbetrag von 5 % der gesamten Verbindlichkeiten (ausgenommen sind u.a. Verbindlichkeiten gegenüber verbundenen Unternehmen, Verbindlichkeiten der U.S.-Bundesstaatlichen Zweigniederlassung gegenüber einer internationalen Bankeinrichtung und Verbindlichkeiten, die auf einer internationalen Kreditvereinbarung der Zweigniederlassung bestehen) der bundesstaatlichen Zweigniederlassung oder von USD 1 Mio., je nachdem, welcher Betrag höher ist, halten. Des Weiteren müssen die bundesstaatlichen Zweigniederlassungen Konten und Aufzeichnungen separat von der ausländischen Mutterbank führen sowie eventuelle weitere Vorgaben durch den *Comptroller* einhalten.

Auf eine bundesstaatliche Zweigniederlassung finden die für eine bundesstaatliche konzessionierte U.S.-Bank geltenden Vorschriften zur Konkursverwaltung entsprechend Anwendung. Dementsprechend kann der *Comptroller* unter denselben Umständen den Geschäftsbetrieb und das Vermögen einer bundesstaatlichen Zweigniederlassung in Besitz nehmen wie bei einer nationalen Bank. Unter anderem kann das *Federal Reserve Board* empfehlen, die Erlaubnis einer bundesstaatlichen Zweigniederlassung zu widerrufen, wenn das *Federal Reserve Board* der Ansicht ist, dass ein hinreichender Grund für die Annahme besteht, dass die Auslandsbank oder eine mit ihr verbundene Bank Gesetze verletzt oder riskante und unsolide Bankpraktiken in den Vereinigten Staaten anwendet und, aufgrund einer solchen Verletzung oder Praktiken eine weitere Tätigkeit der bundesstaatlichen Zweigniederlassung mit dem öffentlichen Interesse, dem IBA, der BHCA oder dem *Federal Deposit Insurance Act*, in der jeweils geltenden Fassung, nicht zu vereinbaren wäre.

Beschränkung von Tätigkeiten

Die Bankgesetze und -bestimmungen des Bundes und der Einzelstaaten in den USA beschränken die Möglichkeiten des Konzerns, direkt oder indirekt über Tochtergesellschaften Geschäfte außerhalb des Bankensektors in den Vereinigten Staaten zu tätigen. Das im November 1999 ratifizierte und im Wesentlichen im März 2000 in Kraft getretene Gramm-Leach-Bliley-Gesetz (das "GLB-Gesetz") hat diese Beschränkungen für Unternehmen, die einen wirksamen Antrag gestellt haben, um den Status von Finanzholdings ("FHCs") im Sinne des GLB-Gesetzes zu erlangen, in erheblichem Maße abgeändert, auch wenn bisher weder die HypoVereinsbank noch die Bank Austria Creditanstalt als FHC zugelassen wurden.

Die HypoVereinsbank und die Bank Austria Creditanstalt beabsichtigen jedoch beide, bis zum Mai 2004 Anträge beim *Federal Reserve Board* einzureichen, in denen sie und bestimmte mit ihnen verbundene Unternehmen sich dazu entschließen, FHCs im Sinne des GLB-Gesetzes zu werden. Dieser Entschluss ergibt sich aus der Erhöhung der Beteiligung der Münchener Rückversicherungs-Gesellschaft AG ("Münchener Rück") an der HypoVereinsbank auf über 25 % im Zusammenhang mit der Übernahme der Dresdner Bank AG durch die Allianz AG im Januar 2002. Nähere Angaben zu dieser Transaktion sind im Abschnitt "Beziehungen und Transaktionen mit wesentlichen Aktionären und bestimmten anderen Personen—Wesentliche Aktionäre" enthalten. Mit der Transaktion wurde die Münchener Rück für Zwecke des BHCAs zu einer "Kontrollperson" der HypoVereinsbank und der Bank Austria Creditanstalt. Als Folge dieser Benennung war die Münchener Rück dazu verpflichtet, innerhalb einer zweijährigen "Konformitätsperiode" (die vom *Federal Reserve Board* um ein Jahr bis zum 21. Mai 2004 verlängert wurde) bestimmte Anforderungen in Bezug auf die HypoVereinsbank und die Bank Austria Creditanstalt zu erfüllen, die mit deren Entschluss, FHCs zu werden, erfüllt werden könnten, um sicherzustellen, dass diese Institute ihre Geschäfte innerhalb und außerhalb des Bankensektors in den Vereinigten Staaten weiterhin tätigen können.

Um sich als FHCs zu qualifizieren, müssen die HypoVereinsbank und die Bank Austria Creditanstalt dem *Federal Reserve Board* bestätigen und darlegen, dass jede von ihnen über eine "gute Kapitalausstattung" und eine "gute Geschäftsführung" verfügt. Diese Standards, wie sie auf die HypoVereinsbank und die Bank Austria

Creditanstalt Anwendung finden, sind mit den Standards vergleichbar, denen U.S.-amerikanische Bankinstitute genügen müssen, um sich als FHCs zu qualifizieren. Insbesondere sind die HypoVereinsbank und die Bank Austria Creditanstalt jeweils dazu verpflichtet, Kapital in der gleichen Höhe wie eine U.S.-Bank zu unterhalten, einschließlich einer risikobasierten Kernkapitalquote von mindestens 6 % und einer Kernkapital- plus Ergänzungskapitalquote von insgesamt mindestens 10 %. Sowohl die HypoVereinsbank als auch die Bank Austria Creditanstalt erfüllten diese Anforderung zum 31. Dezember 2003. Um als eine Gesellschaft mit einer "guten Geschäftsführung" betrachtet zu werden, müssen die HypoVereinsbank und die Bank Austria Creditanstalt bei der jüngsten Bewertung ihrer Bankgeschäfte in den Vereinigten Staaten ein Gesamt-Rating von jeweils mindestens "zufriedenstellend" erhalten haben, muss die Aufsichtsbehörde des Landes, in dem die HypoVereinsbank und die Bank Austria Creditanstalt jeweils ihren Hauptsitz haben, den vorgenannten FHC-Entschlüssen zustimmen und muss die Geschäftsführung der HypoVereinsbank und die der Bank Austria Creditanstalt jeweils die Standards erfüllen, die mit denen vergleichbar sind, die von einer im Eigentum einer FHC befindlichen U.S.-amerikanischen Bank verlangt werden. Die HypoVereinsbank ist der Ansicht, dass sowohl die HypoVereinsbank als auch die Bank Austria Creditanstalt das Kriterium der "guten Geschäftsführung" erfüllen. Sollte der FHC-Entschluss entweder der HypoVereinsbank oder der Bank Austria Creditanstalt abgelehnt werden, müssten im Sinne des BHCAs Alternativen gefunden werden, damit die HypoVereinsbank, die Bank Austria Creditanstalt und die Münchener Rück ihre Geschäfte in den Vereinigten Staaten fortsetzen könnten. Sollte in der Zukunft entweder die HypoVereinsbank oder die Bank Austria Creditanstalt nicht mehr über eine "gute Kapitalausstattung" bzw. eine "gute Geschäftsführung" verfügen oder die Voraussetzungen für den Erhalt des FHC-Status auf eine andere Weise nicht mehr erfüllen können, könnten die Münchener Rück, die HypoVereinsbank und die Bank Austria Creditanstalt sowie die Tochtergesellschaften, hinsichtlich derer sie als Kontrollpersonen gelten, je nachdem, welche Anforderung von der HypoVereinsbank oder der Bank Austria Creditanstalt nicht erfüllt werden könnte, darüber hinaus dazu verpflichtet werden, kürzlich genehmigte Finanzgeschäfte zu beenden oder ihre Bankgeschäfte in den Vereinigten Staaten einzustellen. In diesem Fall könnten ihre Möglichkeiten zur Tätigung von für FHCs gestattete Akquisitionen ebenfalls beeinträchtigt sein.

Gemäß dem BHCA kann die Münchener Rück, die HypoVereinsbank und die Bank Austria Creditanstalt, sowie die Tochtergesellschaften hinsichtlich derer sie als Kontrollpersonen gelten, jeweils keine U.S.-Unternehmen erwerben, die außerhalb des Bankensektors tätig sind, sofern vom *Federal Reserve Board* nicht festgestellt wird, dass die betreffenden Tätigkeiten geeignete Nebengeschäfte zum Bankengeschäft oder zur Verwaltung oder Führung von Banken sind oder dass ein anderer Befreiungstatbestand vorliegt. Ferner muss vor Aufnahme neuer Geschäftstätigkeiten und vor Übernahmen außerhalb des Bankensektors in den Vereinigten Staaten die Genehmigung des *Federal Reserve System* eingeholt werden. Bei Genehmigung der FHC-Entschlüsse wird es den vorgenannten Einheiten gestattet sein, eine wesentlich breitere Palette von Geschäften außerhalb des Bankensektors in den Vereinigten Staaten zu betreiben, einschließlich Versicherungs-, Wertpapier-, Handelsbank- und andere Finanzgeschäfte, und viele davon ohne vorherige Mitteilung an bzw. Genehmigung durch den *Federal Reserve Board* oder eine andere U.S.-amerikanische Bankaufsichtsbehörde. Bis auf wenige Ausnahmen sieht das GLB-Gesetz keine Genehmigungen für Banken oder ihre verbundenen Unternehmen vor, gewerbliche Geschäfte in den Vereinigten Staaten zu betreiben, die keine Finanzgeschäfte sind.

Bestimmte im BHCA enthaltene Vorschriften über den Erwerb von U.S.-Banken sind vom GLB-Gesetz nicht berührt worden. Aus diesem Grund muss der Konzern – wie auch schon vor dem Inkrafttreten des GLB-Gesetzes, die Genehmigung des *Federal Reserve System* einholen, bevor er direkt oder indirekt mehr als 5 % einer Gattung von stimmberechtigten Aktien einer Bank oder Bankholding in den Vereinigten Staaten erwirbt oder die Kontrolle darüber erlangt. Gemäß dem Bankholdinggesetz und den vom *Federal Reserve System* erlassenen Bestimmungen ist der Konzern im Rahmen des Bankgeschäfts in den Vereinigten Staaten außerdem nicht berechtigt, bestimmte Kopplungsgeschäfte über Produkte und Dienstleistungen einzugehen.

Das GLB-Gesetz und die damit verbundenen Bestimmungen enthalten zahlreiche weitere Regelungen, die die Geschäfte des Konzerns sowie aller Finanzinstitute beeinträchtigen könnten. Eine dieser Bestimmungen steht in Zusammenhang mit dem Schutz der Finanzdaten von Verbrauchern.

Zudem beschränken die sog. *Push-Out*-Bestimmungen des GLB-Gesetzes den Ausschluss von Banken (einschließlich der U.S.-Zweigniederlassungen von Auslandsbanken, z.B. die Zweigniederlassung in New York) von den Begriffen "Broker" und "Dealer" gemäß dem *Exchange Act*. Mit der Gewährung einer zeitweiligen Befreiung von den Begriffen "Broker" und "Dealer" gemäß dem *Exchange Act* hat die SEC die Frist, innerhalb derer Banken ihre Geschäftstätigkeiten an bestimmte *Push-Out*-Bestimmungen bezüglich Broker-Dealer-Tätigkeiten anpassen müssen, verlängert, so dass die *Push-Out*-Bestimmungen bezüglich "Dealer" zum 30. September 2003 in Kraft treten konnten. Vor kurzem hat die SEC einen Erlass herausgegeben, wonach das Inkrafttreten der *Push-Out*-Bestimmungen bezüglich "Broker" auf den 12. November 2004 verschoben wird. Aus diesem Grund müssen wahrscheinlich bestimmte, derzeit von den U.S.-amerikanischen Zweigniederlassungen betriebene Wertpapieraktivitäten neu strukturiert oder an eine oder mehrere bestehende oder neu errichtete in den Vereinigten Staaten registrierte verbundene Broker-Dealer-Unternehmen übertragen werden.

Zudem sind einzelstaatlich genehmigte Zweigniederlassungen und Vertretungen von Auslandsbanken (z.B. die Zweigniederlassung New York) nach den bundesstaatlichen Bankgesetzen der Vereinigten Staaten nur zu Tätigkeiten befugt, zu denen ihre bundesstaatlich genehmigten Pendants befugt sind, außer das *Federal Reserve Board* stellt fest, dass die zusätzlichen Tätigkeiten guter Bankpraxis entsprechen. Die bundesstaatlichen Bankgesetze der Vereinigten Staaten unterwerfen einzelstaatliche Zweigniederlassungen und Vertretungen zudem denselben Kreditbeschränkungen für einzelne Kreditnehmer, die auch für Zweigniederlassungen und Vertretungen auf Bundesebene gelten, die wiederum im Prinzip den Kreditbeschränkungen entsprechen, die für nationale Banken gelten. Diese Kreditbeschränkungen für einzelne Kreditnehmer basieren auf der Eigenkapitalquote der gesamten Auslandsbank.

Nach dem IBA kann das *Federal Reserve Board* veranlassen, dass jegliche Tätigkeiten einer Zweigniederlassung einer Auslandsbank in den Vereinigten Staaten eingestellt werden, falls festgestellt wird, dass die Auslandsbank in ihrem Heimatland keiner umfassenden Aufsicht auf konsolidierter Basis unterliegt (außer das Heimatland macht nachweisliche Fortschritte bei der Einführung einer solchen Aufsicht) oder dass es hinreichende Gründe für die Annahme gibt, dass diese Auslandsbank oder ein mit ihr verbundenes Unternehmen gegen das Gesetz verstoßen hat oder in den Vereinigten Staaten von Amerika riskante oder unsolide Bankgeschäfte betreibt, und aufgrund dieser Verletzung oder dieses Geschäftsgebarens die weitere Geschäftstätigkeit der Zweigniederlassung in den Vereinigten Staaten nicht mit dem öffentlichen Interesse oder dem Zweck der bundesstaatlichen Bankgesetze zu vereinbaren wären.

Im Jahr 2001 verabschiedete der U.S.-amerikanische Kongress den *USA PATRIOT Act*. Durch das Gesetz wurden in erheblichem Maße neue Anforderungen im Hinblick auf Aufzeichnungspflichten und Pflichten zur Kundenidentifizierung geschaffen, die Befugnisse der Regierung zum Einfrieren oder Beschlagnahmen von Vermögensgegenständen erweitert und die zur Verfügung stehenden Strafen, die Finanzinstituten auferlegt werden können, erhöht. Nach dem *USA PATRIOT Act* muss der U.S.-amerikanische Finanzminister weitere Ausführungsbestimmungen entwerfen und verabschieden, welche den Finanzinstituten weitere Pflichten hinsichtlich der Geldwäschebekämpfung auferlegen. Diese Befugnis delegierte der U.S.-amerikanische Finanzminister an eine Abteilung des U.S.-amerikanischen Finanzministeriums, das sogenannte *Financial Crimes Enforcement Network* ("FinCEN").

Im Allgemeinen stehen viele im *USA PATRIOT Act* enthaltenen und von der FinCEN umgesetzten neuen Bestimmungen hinsichtlich der Geldwäschebekämpfung im Einklang mit den Pflichten hinsichtlich der Geldwäschebekämpfung, die vor der Verabschiedung des *USA PATRIOT Act* gemäß den Bestimmungen des *Federal Reserve Board* auf die U.S.-amerikanischen Zweigniederlassungen und die U.S.-amerikanischen Tochtergesellschaften des Konzerns Anwendung fanden. Hierzu zählen Anforderungen zur Verabschiedung und Umsetzung eines Programms zur Geldwäschebekämpfung, zur Meldung verdächtiger Transaktionen und zur Durchführung von Prüfungen für bestimmte Korrespondenz- und Privatkonten. Einige andere spezifische Anforderungen nach dem *USA PATRIOT Act*, wie die Verfahren in Bezug auf Korrespondenzkonten für nicht-U.S.-amerikanische Finanzinstitute und Verfahren in Bezug auf die Verifikation der Identität von Kunden, beinhalten neue Verpflichtungen. Das FinCEN hat jedoch noch nicht in allen Bereichen endgültige Ausführungsbestimmungen erlassen und der Einfluss auf das U.S.-Geschäft des Konzerns wird davon abhängen, welche endgültigen Ausführungsbestimmungen das FinCEN noch beschließt.

Sonstiges

In den Vereinigten Staaten unterliegt die Kursmakler-Tochtergesellschaft der HypoVereinsbank, die HVB Capital Markets, Inc. als *U.S. Registered Broker-Dealer* zugelassen der Regulierung durch die SEC. Die für Broker-Dealer geltenden Bestimmungen erfassen alle Aspekte des Wertpapiergeschäfts, einschließlich, jedoch ohne Einschränkung:

- der Verkaufsmethoden;
- der Handelspraktiken unter Broker-Dealern;
- der Nutzung und Verwahrung von Kundengeldern und -wertpapieren;
- der Kapitalstruktur;
- der Aufzeichnungspflichten;
- der Finanzierung von Erwerbsgeschäften der Kunden; und
- des Geschäftsverhaltens von Direktoren, Führungskräften und Mitarbeitern.

Darüber hinaus ist die HVB Capital Markets, Inc. Mitglied und reguliert von der *National Association of Securities Dealers*, zudem untersteht sie den einzelstaatlichen Wertpapierbehörden der Staaten, in denen sie tätig ist. Die Regierungsbehörden und Selbstregulierungsorganisationen der Vereinigten Staaten sowie die einzelstaatlichen Wertpapierbehörden sind, soweit sie für die Broker-Dealer-Gesellschaften des Konzerns zuständig sind, befugt, staatliche Verfahren durchzuführen, an deren Abschluss ein Verweis, eine Strafe, eine Unterlassungsanordnung oder der zeitweilige oder dauerhafte Ausschluss eines Broker-Dealers, seiner Direktoren, Führungskräfte oder Mitarbeiter stehen kann.

Regulierung und Aufsicht in anderen Ländern

Die Geschäftstätigkeit des Konzerns in anderen Ländern unterliegt der Regulierung und Kontrolle durch die lokalen Aufsichtsbehörden, einschließlich lokaler Zentralbanken und Devisenbehörden, welche die im Herkunftsstaat von der BaFin ausgeübte Aufsicht ergänzen.

Für Geschäftsstellen im Europäischen Wirtschaftsraum bleibt gemäß dem "Europäischen Pass" die BaFin, wie oben beschrieben, weiterhin die zentrale Aufsichtsbehörde. Die Geschäftsstellen der HypoVereinsbank außerhalb des Europäischen Wirtschaftsraums arbeiten unter zwei Genehmigungen: ihrer deutschen Bankerlaubnis und einer Erlaubnis des Aufnahmestaates. Im Aufnahmestaat kann die Geschäftstätigkeit nur insoweit ausgeübt werden, als sie sowohl von der deutschen Bankerlaubnis als auch von der Erlaubnis des Aufnahmestaates gedeckt ist. Tochtergesellschaften, die im Ausland tätig sind, verfügen über die von dem jeweiligen lokalen Recht geforderten Erlaubnis.

Wie regulierte Institutionen in vielen Rechtsordnungen unterliegen die HypoVereinsbank und ihre direkten und indirekten Tochtergesellschaften Lizenz-, Genehmigungs- und anderen Anforderungen sowohl innerhalb als auch außerhalb des Europäischen Wirtschaftsraums. Beispielsweise kann der Erwerb von Aktien der HypoVereinsbank, sofern dieser bestimmte Schwellenwerte überschreitet, zusätzlich zu den Mitteilungspflichten, die im Hinblick auf Deutschland unter "Angaben über das Kapital der HypoVereinsbank—Mitteilungs- und Veröffentlichungspflichten" beschrieben werden, auch Mitteilungs- oder andere Pflichten in Rechtsordnungen begründen, in denen direkte oder indirekte Banktochtergesellschaften der HypoVereinsbank geschäftsansässig sind. Ein solcher Erwerb kann auch weitere Pflichten gemäß der Lizenzen, Genehmigungen oder sonstigen Anforderungen begründen, die ein Aktionär oder die HVB Group zu beachten haben. Potenzielle Anleger sollten hinsichtlich der möglichen Folgen des Erwerbs einer größeren Anzahl von Aktien der HypoVereinsbank ihre Rechtsberater konsultieren.

Ausgewählte konsolidierte Finanzdaten

Die nachstehend wiedergegebenen ausgewählten konsolidierten Finanz- und sonstigen Daten sind den an anderer Stelle in diesem Prospekt abgedruckten Konzernabschlüssen der HVB Group und den Pro-forma-Finanzinformationen sowie dem Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage" entnommen und sollten in Verbindung mit diesen gelesen werden. Die Konzernabschlüsse der HVB Group für die am 31. Dezember 2003 und 2002 endenden Geschäftsjahre (einschließlich der Vergleichszahlen für das Geschäftsjahr 2001) wurden von der KPMG geprüft. Soweit die Pro-forma-Finanzinformationen in den Konzernabschlüssen der HVB Group enthalten sind, sind sie von der Prüfung durch KPMG umfasst. Pro-forma-Finanzinformationen, die nicht in den Konzernabschlüssen der HVB Group enthalten sind, sind ungeprüft. Siehe "Allgemeine Informationen—Darstellung der Finanzinformationen."

Die Konzernabschlüsse der HVB Group wurden in Übereinstimmung mit IFRS erstellt, die sich in bestimmten wesentlichen Aspekten von den deutschen Rechnungslegungsvorschriften unterscheiden. Eine Darstellung bestimmter wesentlicher Unterschiede zwischen IFRS und den deutschen Rechnungslegungsvorschriften, die für die Konzernabschlüsse der HVB Group von Bedeutung sind, findet sich in dem Abschnitt "Befreiender Konzernabschluss nach IFRS" der Erläuterungen (Notes) zum Konzernabschluss der HVB Group für das Jahr 2003.

Angaben zur Gewinn- und Verlustrechnung

	1. Januar – 31. Dezember			
	2003	2002[1] (pro forma)	2002 (tatsächlich)	2001[2]
		geprüft (in Mio. €)		
Zinsüberschuss	5.881	5.936	6.649	7.331
Kreditrisikovorsorge	2.313	3.292	3.797	2.074
Zinsüberschuss nach Kreditrisikovorsorge	3.568	2.644	2.852	5.257
Provisionsüberschuss	2.795	2.672	2.684	2.877
Handelsergebnis	820	787	787	592
Verwaltungsaufwand	6.371	6.896	7.076	7.716
sonstige betriebliche Erträge	939	532	487	1.036
sonstige betriebliche Aufwendungen	319	352	372	551
Betriebsergebnis	1.432	(613)	(638)	1.495
Finanzanlageergebnis	(1.806)	587	649	530
Abschreibungen auf Geschäfts- oder Firmenwerte	1.134	395	395	321
Zuführungen zu Restrukturierungsrückstellungen	—	283	286	19
Saldo übrige Erträge/Aufwendungen	(638)	(149)	(151)	(136)
Ergebnis der gewöhnlichen Geschäftstätigkeit	(2.146)	(853)	(821)	1.549
Saldo außerordentliche Erträge/Aufwendungen	—	—	—	—
Ergebnis vor Steuern	(2.146)	(853)	(821)	1.549
Ertragsteuern	296	(3)	37	582
Jahresüberschuss (-fehlbetrag)	(2.442)	(850)	(858)	967
Fremdanteile am Jahresüberschuss (-fehlbetrag)	(197)	41	29	(29)
Jahresüberschuss (-fehlbetrag) ohne Fremdanteile	(2.639)	(809)	(829)	938

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

(2) Die Gewinn- und Verlustrechnung für 2001 wurde insoweit angepasst, als es erforderlich war, um die Vergleichbarkeit mit der Gewinn- und Verlustrechnung für 2002 herzustellen, in der die "Zuführungen zu Restrukturierungsrückstellungen" erstmalig separat vom "Verwaltungsaufwand" ausgewiesen wurden. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."

Angaben zur Bilanz

	Zum 31. Dezember			
	2003	2002[1] *(pro forma)*	2002 *(tatsächlich)*	2001[2]
	geprüft, soweit nicht ausdrücklich anders angegeben (in Mio. €)			
Aktiva				
Barreserve[3]	5.708	5.259	5.373	8.036
Handelsaktiva[4]	80.462	85.252	85.252	69.210
Forderungen an Kreditinstitute[5]	52.842	57.552	73.867	89.499
Forderungen an Kunden[6]	283.525	314.854	409.938	431.060
Wertberichtigungen auf Forderungen	(11.361)	(12.206)	(13.716)	(12.471)
Finanzanlagen	53.000	65.807	101.998	114.493
Sachanlagen	3.001	3.331	3.473	4.324
Immaterielle Vermögenswerte	2.721	3.746	3.816	4.046
Sonstige Aktiva	9.557	12.220	21.156	20.354
Summe der Aktiva	479.455	535.815	691.157	728.551
Passiva				
Verbindlichkeiten gegenüber Kreditinstituten	112.964	136.419	143.361	134.624
Verbindlichkeiten gegenüber Kunden	140.312	147.096	154.922	171.662
Verbriefte Verbindlichkeiten	122.728	147.523	271.561	310.709
Handelspassiva[7]	55.233	51.479	51.479	29.150
Rückstellungen[8]	6.847	8.830	10.931	9.871
Sonstige Passiva[9]	9.400	11.973	21.549	20.888
Nachrangkapital	19.183	20.564	22.311	23.487
Anteile in Fremdbesitz	2.476	678	813	3.050
Eigenkapital	10.312	11.253	14.230	25.110
Summe der Passiva	479.455	535.815	691.157	728.551
Durchschnittliche Aktiva und Eigenkapital				
Durchschnittliche Risikoaktiva (BIZ)[10]	241.103[11]	272.573[11]	321.448[11]	332.564[11]
Durchschnittliches Geschäftsvolumen[12]	426.816[11]	483.693[11]	640.459[11]	648.069[11]
Durchschnittliches Eigenkapital ohne Bewertungsänderungen von Finanzinstrumenten[13]	13.410	14.881	18.849	19.218
Kernkapital und gewichtete Risikoaktiva insgesamt (BIZ)				
Kernkapital (Tier I) (BIZ)	14.365	14.601	19.126	21.734
Gewichtete Risikoaktiva insgesamt (BIZ)	241.794	285.593	340.620	365.113

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich im Abschnitt "Pro-forma-Finanzinformationen—Einleitung." Die Bilanz der HVB Group (pro forma) zum 31. Dezember 2002 wurde angepasst, um das zusätzliche Eigenkapital, mit dem die Hypo Group über die im Konzernabschluss der HVB Group für 2002 ausgewiesenen Beträge hinaus ausgestattet wurde, und den Umstand widerzuspiegeln, dass entgegen den Annahmen, die dem Konzernabschluss der HVB Group für 2002 zugrunde liegen, die Übertragung bestimmter Kreditportfolios an die Hypo Real Estate Group im Zusammenhang mit der Abspaltung in synthetischer statt in physischer Form erfolgte; siehe "Pro-forma-Finanzinformationen—Einleitung."

(2) Die Bilanz zum 31. Dezember 2001 wurde insoweit angepasst, als es erforderlich war, um die Vergleichbarkeit mit der Bilanz zum 31. Dezember 2002 herzustellen, in der erstmalig eine Ausweisumstellung bei bestimmten Positionen vorgenommen wurde. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."

(3) Umfasst den Kassenbestand und vergleichbare Barmittel.

(4) Umfasst Wertpapiere des Handelsbestandes. Enthält ebenfalls positive beizulegende Zeitwerte von Derivaten im Handelsbestand und Derivaten zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die keine AfS-Wertpapiere sind.

(5) Umfasst neben Krediten und Darlehen auch Geldanlagen und sonstige Forderungen.

(6) Umfasst neben Krediten und Darlehen auch Geldanlagen und sonstige Forderungen.

(7) Umfasst auch negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten. Enthält ebenfalls vom Handel emittierte Optionsscheine und Zertifikate.

(8) Umfasst Rückstellungen für Pensionen und ähnliche Verpflichtungen sowie Rückstellungen für Steuerverpflichtungen.

(9) Umfasst auch negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten, die zur Absicherung des Marktzinsrisikos eingesetzt werden.

(10) Durchschnittliche Risikoaktiva (BIZ) abzüglich der durchschnittlichen außerbilanziellen Aktiva (ohne Kontrahentenrisiko). Die Durchschnittswerte sind das arithmetische Mittel zum Ende jeden Quartals des Betrachtungszeitraums und zum Ende des vorhergehenden Betrachtungszeitraums.

(11) Ungeprüft.

(12) Durchschnittliche Aktiva abzüglich der durchschnittlichen Handelsaktiva. Die Durchschnittswerte sind das rechnerische Mittel zum Ende jeden Quartals des jeweiligen Betrachtungszeitraums und zum Ende des vorhergehenden Betrachtungszeitraums.

(13) Die Durchschnittswerte des Eigenkapitals sind das arithmetische Mittel der Werte zum Ende jeden Monats des Betrachtungszeitraums und zum Ende des Geschäftsjahres, in das der Betrachtungszeitraum fällt. Das Eigenkapital umfasst jeweils das gezeichnete Kapital, die Kapitalrücklage, Gewinnrücklagen und Rücklagen aus Währungs- und sonstigen Veränderungen.

Kennzahlen

	Zum 31. Dezember			
	2003	2002[1] *(pro forma)*	2002 *(tatsächlich)*	2001
	geprüft (in %)			
Eigenkapitalrentabilität (ohne Bewertungsänderungen von Finanzinstrumenten) nach Steuern[2]	(19,7)	(5,4)	(4,4)	4,9
Eigenkapitalrentabilität (ohne Bewertungsänderungen von Finanzinstrumenten) nach Steuern (bereinigt um Goodwillabschreibungen)[3]	(11,2)	(2,8)	(2,3)	6,5
Cost-Income-Ratio (auf der Basis der Erträge der gewöhnlichen Geschäftstätigkeit)[4]	97,4	73,9	70,4	68,0
Cost-Income-Ratio (auf der Basis der operativen Erträge)[5]	63,0	72,0	69,1	68,4
Anteil Provisionsüberschuss an den gesamten operativen Erträgen[6]	27,6	27,9	26,2	25,5
Zinsspanne (auf der Basis der durchschnittlichen Risikoaktiva (BIZ))[7]	2,44	2,18	2,07	2,20
Zinsspanne (auf der Basis des durchschnittlichen Geschäftsvolumens)[8]	1,38	1,23	1,04	1,13
Kreditrisikovorsorge als Prozentsatz des Zinsüberschusses	39,3	55,5	57,1	28,3
BIZ-Kernkapitalquote (Tier I)	5,9	5,1	5,6	6,0

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

(2) Jahresüberschuss (-fehlbetrag) ohne Fremdanteile als Prozentsatz des durchschnittlichen Eigenkapitals (ohne Bewertungsänderungen von Finanzinstrumenten).

(3) Jahresüberschuss (-fehlbetrag) ohne Fremdanteile bereinigt um Goodwillabschreibungen als Prozentsatz des durchschnittlichen Eigenkapitals (ohne Bewertungsänderungen von Finanzinstrumenten).

(4) Verwaltungsaufwand als Prozentsatz der Erträge der gewöhnlichen Geschäftstätigkeit (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis, Saldo der sonstigen betrieblichen Erträge/Aufwendungen, Finanzanlageergebnis, Abschreibungen auf Geschäfts- oder Firmenwerte, Zuführungen zu Restrukturierungsrückstellungen und Saldo der übrigen Erträge/Aufwendungen).

(5) Verwaltungsaufwand als Prozentsatz der operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo der sonstigen betrieblichen Erträge/Aufwendungen).

(6) Provisionsüberschuss als Prozentsatz der operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo der sonstigen betrieblichen Erträge/Aufwendungen).

(7) Zinsüberschuss als Prozentsatz der durchschnittlichen Risikoaktiva ohne durchschnittliche außerbilanzielle Aktiva.

(8) Zinsüberschuss als Prozentsatz des durchschnittlichen Geschäftsvolumens (Bilanzsumme ohne Handelsaktiva).

Pro-forma-Finanzinformationen

Einleitung

Die nachstehend wiedergegebenen Pro-forma-Finanzinformationen für das zum 31. Dezember 2002 endende Geschäftsjahr wurden gemäß IFRS erstellt und spiegeln die Anpassungen der historischen Ergebnisse dieses Zeitraums, die ebenfalls gemäß IFRS erstellt wurden, wider, die im Hinblick auf (i) die im September 2003 erfolgte Abspaltung wesentlicher Teile des gewerblichen Immobilienfinanzierungsgeschäfts der HVB Group auf die Hypo Real Estate Group und (ii) die damit im Zusammenhang stehenden Übertragungen ausländischer gewerblicher Immobilienfinanzierungsportfolios der HypoVereinsbank (einschließlich der bei der HypoVereinsbank verbuchten gewerblichen cross-border Immobilienfinanzierungsportfolios, aber ausgenommen das weiter unten beschriebene U.S.-amerikanische gewerbliche Immobilienfinanzierungsportfolio der HVB Group (das "U.S.-Kreditportfolio")) an die Hypo Real Estate Group vorgenommen wurden, als seien die Abspaltung und die Portfolioübertragungen zum 1. Januar 2002 erfolgt. Für das Geschäftsjahr 2003 war keine solche Anpassung erforderlich, da sowohl die Abspaltung als auch die damit zusammenhängenden Übertragungen ausländischer gewerblicher Immobilienfinanzierungsportfolios für Bilanzierungszwecke rückwirkend zum 1. Januar 2003 erfolgten. Die HVB Group wies das abgespaltene gewerbliche Immobilienfinanzierungsgeschäft und die übertragenen gewerblichen Immobilienfinanzierungsportfolios in ihrem Konzernabschluss für das Jahr 2002 (und in den Vergleichszahlen für das Jahr 2001) als einzustellenden Bereich unter dem Namen "Hypo Group" aus. In den Konzernabschlüssen der HVB Group für die Geschäftsjahre 2003 und 2002 wird die HVB Group ohne den abgespaltenen (2003) bzw. einzustellenden (2002 und Vergleichszahlen für 2001) Bereich Hypo Group als "HVB Group neu" ausgewiesen; in diesem Prospekt werden solche Pro-forma-Angaben auch als "(pro forma)," "HVB Group (pro forma)" oder "HVB Group neu (pro forma)" bezeichnet. Im Konzernabschluss 2003 wird die HVB Group inklusive Hypo Group, d.h., von Abspaltung, teilweise als "HVB Group alt" bezeichnet. Die in den nachstehenden Tabellen wiedergegebenen Pro-forma-Angaben sind dem Konzernabschluss der HVB Group für das Geschäftsjahr 2003 entnommen und daher, sofern nicht ausdrücklich anders angegeben, geprüft.

Bestimmte nachstehend beschriebene Entwicklungen, die mit der Abspaltung in Zusammenhang stehen und 2003 eintraten, schlugen sich noch nicht in den im Konzernabschluss der HVB Group für das Geschäftsjahr 2002 enthaltenen Pro-forma-Finanzinformationen 2002 nieder. Wie nachstehend erläutert, wurden die Pro-forma-Finanzinformationen für das Geschäftsjahr 2002 in Bezug auf einige dieser Entwicklungen im Konzernabschluss der HVB Group für das Geschäftsjahr 2003 angepasst, um den Vergleich der Geschäftsjahre 2003 und 2002 zu erleichtern.

Entsprechend der Transaktionsstruktur für die Abspaltung hat die HVB Group das Eigenkapital der Hypo Group zum 31. Dezember 2002 bestimmt, indem der Buchwert der Passiva der Hypo Group (auf der Basis der Buchwerte zum 31. Dezember 2002) vom Buchwert der Aktiva der Hypo Group (auf der Basis der Buchwerte zum 31. Dezember 2002) abgezogen wurde. 2003 stattete die HypoVereinsbank die Hypo Group vor der Abspaltung mit ca. € 3,0 Mrd. zusätzlichem Eigenkapital aus. Die oben erwähnten Übertragungen ausländischer gewerblicher Immobilienfinanzierungsportfolios erfolgten teils als physische Übertragungen ("true sale") (Kreditvolumen zum 25. September 2003: € 2.683 Mio.), teils als synthetische Übertragungen (Kreditvolumen zum 25. September 2003: € 5.498 Mio.). Den im Konzernabschluss der HVB Group für das Geschäftsjahr 2002 enthaltenen Pro-forma-Bilanzangaben 2002 lag die Annahme zugrunde, dass sämtliche betroffenen Portfolios in physischer Form übertragen würden. Um einen Vergleich der Geschäftsjahre 2003 und 2002 zu ermöglichen, hat die HVB Group die Bilanzangaben 2002 für die HVB Group (pro forma) bezüglich der bilanziellen Auswirkungen der Ausstattung der Hypo Group mit zusätzlichem Eigenkapital und der Durchführung eines Teils der Portfolioübertragungen in synthetischer Form angepasst. Die nachstehenden Pro-forma-Bilanzangaben spiegeln diese Anpassung wider.

Die nachstehend wiedergegebenen Pro-forma-Finanzinformationen für das Geschäftsjahr 2002 berücksichtigen nicht den 2003 erfolgten Verkauf des U.S.-Kreditportfolios an die Hypo Real Estate Group. Der Verkauf des U.S.-Kreditportfolios, das zum 25. November 2003 ein Kreditvolumen von etwa USD 3,96 Mrd. und zusätzliche nicht gezogene Kreditlinien in Höhe von insgesamt etwa USD 1,27 Mrd. aufwies, wurde im November 2003 abgeschlossen. Siehe "Beziehungen und Transaktionen mit wesentlichen Aktionären und bestimmten anderen Personen—Bestimmte Beziehungen und Transaktionen—Beziehungen zur Hypo Real Estate Group—Portfolioübertragungen zwischen der HVB Group und der Hypo Real Estate Group—U.S.-Kreditportfolio."

Die nachstehenden Angaben zur Pro-forma-Gewinn- und Verlustrechnung für das Geschäftsjahr 2002 berücksichtigen nicht die € 460 Mio. übrige Aufwendungen im Geschäftsjahr 2003 für die von der HypoVereinsbank gewährte Risikoabschirmung zugunsten der Hypo Real Estate Bank AG ("Hypo Real Estate Bank", vormals HVB Real Estate Bank) und der Westfälische Hypothekenbank AG, die im November 2003 auf die Hypo Real Estate Bank verschmolzen wurde, gegen einen Jahresfehlbetrag in Höhe von bis zu € 460 Mio. für das Geschäftsjahr 2003 als Folge von Einzelwertberichtigungen für vor dem 1. Januar 2003 ausgereichte Darlehen. Die HypoVereinsbank geht davon aus, dass die Hypo Real Estate Bank die Risikoabschirmung für das Geschäftsjahr 2003 in voller Höhe in Anspruch nehmen wird. Siehe "Beziehungen und Transaktionen mit wesentlichen Aktionären und bestimmten anderen Personen—Bestimmte Beziehungen und Transaktionen—Beziehungen zur Hypo Real Estate Group— Ausgleichsverpflichtung der HypoVereinsbank in Bezug auf das Problemkreditportfolio der Hypo Real Estate Bank AG."

Im Juli 2003 erzielte die Bank Austria Creditanstalt durch die Ausgabe von ca. 33 Mio. neuen Stammaktien einen Bruttoemissionserlös von € 958 Mio. Die Aktien wurden im Rahmen eines öffentlichen Angebots in Österreich platziert und an der Wiener Börse notiert (der eine Zweitnotierung an der Warschauer Börse folgte). Nach Abschluss dieser Transaktion betrug der Anteil der HVB Group am Grundkapital der Bank Austria Creditanstalt 77,5 %. Dementsprechend wird die Bank Austria Creditanstalt weiterhin in der HVB Group konsolidiert. Jedoch wirkt sich der Verkauf einer 22,5%igen Minderheitsbeteiligung der HypoVereinsbank an der Bank Austria Creditanstalt auf die Positionen "Fremdanteile am Jahresüberschuss/-fehlbetrag" in der Gewinn- und Verlustrechung der HVB Group und "Anteile in Fremdbesitz" in der Bilanz der HVB Group aus. Für das Geschäftsjahr 2003 betrugen die Fremdanteile am Jahresfehlbetrag der HVB Group € minus 197 Mio., einschließlich der € minus 118 Mio., die sich auf den im Juli 2003 platzierten 22,5%igen Anteil an der Bank Austria Creditanstalt beziehen. Die Anteile in Fremdbesitz der HVB Group betrugen zum 31. Dezember 2003 € 2.476 Mio., einschließlich der € 1.006 Mio., die sich auf den im Juli 2003 platzierten 22,5%igen Anteil an der Bank Austria Creditanstalt beziehen. Auf Pro-forma-Basis, d.h. unter Annahme, dass der 22,5%ige Anteil an der Bank Austria Creditanstalt zum 1. Januar 2002 platziert worden sei, wären die Fremdanteile am Jahresfehlbetrag der HVB Group für das am 31. Dezember 2002 endende Geschäftsjahr um € 114 Mio. niedriger, was zu Fremdanteilen am Jahresfehlbetrag der HVB Group von minus € 85 Mio. geführt hätte. Die nachstehenden Pro-forma-Finanzinformationen wurden nicht auf Basis dieser Pro-forma-Annahme erstellt. Unter der Annahme, dass ein 22,5%iger Anteil an der Bank Austria Creditanstalt zum 1. Januar 2003 (statt im Juli 2003) platziert worden sei, blieben die Fremdanteile am Jahresfehlbetrag der HVB Group für das Geschäftsjahr 2003 unverändert, da die beim erstmaligen öffentlichen Angebot ausgegebenen neuen Aktien ab dem 1. Januar 2003 dividendenberechtigt waren; somit wurde der Beitrag der Bank Austria Creditanstalt und ihrer konsolidierten Tochtergesellschaften ("BA-CA Gruppe") zum Ergebnis der HVB Group den neuen Aktien der Bank Austria Creditanstalt bereits mit Wirkung zum 1. Januar 2003 zugerechnet.

Die nachstehend wiedergegebenen Pro-forma-Finanzinformationen sollten in Verbindung mit den an anderer Stelle in diesem Prospekt abgedruckten Konzernabschlüssen der HVB Group samt den zugehörigen Erläuterungen (Notes) gelesen werden. Die Pro-forma-Anpassungen basieren auf den verfügbaren Informationen und bestimmten Annahmen, die die HypoVereinsbank für plausibel erachtet.

Die nachstehend wiedergegebenen Pro-forma-Finanzinformationen sind (sofern nicht ausdrücklich anders angegeben) geprüft; sie sind weder notwendigerweise ein Indikator dafür, wie sich die Ertrags- bzw. Finanzlage der HVB Group, der HVB Group (pro forma) oder der Hypo Group entwickelt hätte, wenn die darin berücksichtigten Transaktionen tatsächlich zu den angenommenen Zeitpunkten erfolgt wären, noch ist beabsichtigt, dass sie die Ertrags- bzw. Finanzlage der HVB Group, der HVB Group (pro forma) oder der Hypo Group für einen zukünftigen Zeitraum bzw. zu einem zukünftigen Zeitpunkt prognostizieren.

Pro-forma-Gewinn- und Verlustrechnung für das Geschäftsjahr 1. Januar - 31. Dezember 2002

	HVB Group *(tatsächlich)*	Hypo Group *(einzustellender Bereich, pro forma)*	Konsolidierung	HVB Group neu *(pro forma)*
		geprüft (in Mio. €)		
Zinsüberschuss	6.649	736	(23)	5.936
Kreditrisikovorsorge	3.797	505	—	3.292
Zinsüberschuss nach Kreditrisikovorsorge	2.852	231	(23)	2.644
Provisionsüberschuss	2.684	12	—	2.672
Handelsergebnis	787	—	—	787
Verwaltungsaufwand	7.076	254	(74)	6.896
Saldo sonstige betriebliche Erträge/Aufwendungen	115	14	(79)	180
Betriebsergebnis	(638)	3	(28)	(613)
Finanzanlageergebnis	649	62	—	587
Abschreibungen auf Geschäfts- oder Firmenwerte	395	—	—	395
Zuführungen zu Restrukturierungsrückstellungen	286	3	—	283
Saldo übrige Erträge/Aufwendungen	(151)	(2)	—	(149)
Ergebnis der gewöhnlichen Geschäftstätigkeit / Ergebnis vor Steuern	(821)	60	(28)	(853)
Ertragsteuern	37	40	—	(3)
Jahresüberschuss (-fehlbetrag)	(858)	20	(28)	(850)
Eigenkapitalrentabilität nach Steuern[1]	(4,4)	—	—	(5,4)
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwillabschreibungen)[2]	(2,3)	—	—	(2,8)
Cost-Income-Ratio (gemessen an den Erträgen der gewöhnlichen Geschäftstätigkeit)[3]	70,4	31,0	—	73,9
Cost-Income-Ratio (gemessen an den operativen Erträgen)[4]	69,1	33,3	—	72,0
Anteil Provisionsüberschuss an den operativen Erträgen[5]	26,2	1,6	—	27,9
Zinsspanne (auf Basis der durchschnittlichen Risikoaktiva (BIZ))[6]	2,07	—	—	2,18
Zinsspanne (auf Basis des durchschnittlichen Geschäftsvolumens)[7]	1,04	—	—	1,23
Kreditrisikovorsorge als Prozentsatz des Zinsüberschusses	57,1	68,6	—	55,5

(1) Jahresüberschuss (-fehlbetrag) ohne Fremdanteile als Prozentsatz des durchschnittlichen Eigenkapitals (ohne Bewertungsänderungen von Finanzinstrumenten).

(2) Jahresüberschuss (-fehlbetrag) ohne Fremdanteile bereinigt um Goodwillabschreibungen als Prozentsatz des durchschnittlichen Eigenkapitals (ohne Bewertungsänderungen von Finanzinstrumenten).

(3) Verwaltungsaufwand als Prozentsatz der Erträge der gewöhnlichen Geschäftstätigkeit (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis, Saldo der sonstigen betrieblichen Erträge/Aufwendungen, Finanzanlageergebnis, Abschreibungen auf Geschäfts- oder Firmenwerte, Zuführungen zu Restrukturierungsrückstellungen und Saldo der übrigen Erträge/Aufwendungen).

(4) Verwaltungsaufwand als Prozentsatz der operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo der sonstigen betrieblichen Erträge/Aufwendungen).

(5) Provisionsüberschuss als Prozentsatz der operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo der sonstigen betrieblichen Erträge/Aufwendungen).

(6) Zinsüberschuss als Prozentsatz der durchschnittlichen Risikoaktiva ohne außerbilanzielle Aktiva.

(7) Zinsüberschuss als Prozentsatz des durchschnittlichen Geschäftsvolumens (Bilanzsumme ohne Handelsaktiva). Für die Hypo Group sind keine Angaben verfügbar.

Pro-forma-Bilanz zum 31. Dezember 2002

	HVB Group *(tatsächlich)*	Hypo Group[1] *(einzustellender Bereich, pro forma)*	Prämissen-änderung/ Konsolidierung[1]	HVB Group neu *(pro forma)*[1]
	geprüft, soweit nicht ausdrücklich anders angegeben (in Mio. €)			
Aktiva				
Barreserve[2]	5.373	114	—	5.259
Handelsaktiva[3]	85.252	—	—	85.252
Forderungen an Kreditinstitute[4]	73.867	29.469	(13.154)	57.552
Forderungen an Kunden[5]	409.938	101.359	(6.275)	314.854
Wertberichtigungen auf Forderungen	(13.716)	(1.510)	0	(12.206)
Finanzanlagen	101.998	39.024	(2.833)	65.807
Sachanlagen	3.473	142	0	3.331
Immaterielle Vermögenswerte	3.816	53	17	3.746
Sonstige Aktiva	21.156	8.853	83	12.220
Summe der Aktiva	691.157	177.504	(22.162)	535.815
Passiva				
Verbindlichkeiten gegenüber Kreditinstituten	143.361	21.550	(14.608)	136.419
Verbindlichkeiten gegenüber Kunden	154.922	10.216	(2.390)	147.096
Verbriefte Verbindlichkeiten	271.561	131.103	(7.065)	147.523
Handelspassiva[6]	51.479	—	—	51.479
Rückstellungen[7]	10.931	2.101	—	8.830
Sonstige Passiva[8]	21.549	10.441	(865)	11.973
Nachrangkapital	22.311	1.954	(207)	20.564
Anteile in Fremdbesitz	813	149	(14)	678
Eigenkapital	14.230	(10)	2.987	11.253
Gezeichnetes Kapital	1.609	—	—	1.609
Kapitalrücklage	13.112	706	382	12.024
Gewinnrücklagen	2.882	277	2.605	—
Rücklagen aus Währungs- und sonstigen Veränderungen	—	—	—	—
Bewertungsänderungen von Finanzinstrumenten	(3.373)	(993)	—	(2.380)
AfS-Rücklage	(1.319)	212	—	(1.531)
Hedge-Rücklage	(2.054)	(1.205)	—	(849)
Konzerngewinn	—	—	—	—
Summe der Passiva	691.157	177.504	(22.162)	535.815
Durchschnittliche Aktiva und Eigenkapital				
Durchschnittliche Risikoaktiva (BIZ)[10]	321.448[9]	—	—	272.573[9]
Durchschnittliches Geschäftsvolumen[11]	640.459[9]	—	—	483.693[9]
Durchschnittliches Eigenkapital ohne Bewertungsänderungen von Finanzinstrumenten[12]	18.849	—	—	14.881

(1) Die Bilanzangaben zur Hypo Group und HVB Group (pro forma) zum 31. Dezember 2002 wurden angepasst, um das zusätzliche Eigenkapital, mit dem die Hypo Group über die in dem Konzernabschluss der HVB Group für 2002 ausgewiesenen Beträge hinaus ausgestattet wurde, und die Tatsache widerzuspiegeln, dass entgegen den Annahmen, die dem Konzernabschluss der HVB Group für 2002 zugrunde liegen, die Übertragung bestimmter Kreditportfolios an die Hypo Real Estate Group im Zusammenhang mit der Abspaltung in synthetischer statt in physischer Form erfolgte; siehe "-Einleitung." Die Auswirkungen dieser geänderten Pro-forma-Annahmen und die Konsolidierungseffekte zwischen der Hypo Group und der HVB Group (pro forma) sind in der Spalte "Geänderte Annahmen/Konsolidierung" enthalten.

(2) Umfasst Zahlungsmittelbestand.

(3) Umfasst Wertpapiere des Handelsbestandes. Enthält ebenfalls positive beizulegende Zeitwerte von Derivaten im Handelsbestand und Derivaten zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die keine AfS-Wertpapiere sind.

(4) Umfasst neben Krediten und Darlehen auch Geldanlagen und sonstige Forderungen.

(5) Umfasst neben Krediten und Darlehen auch Geldanlagen und sonstige Forderungen.

(6) Umfasst negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten. Enthält ebenfalls vom Handel emittierte Optionsscheine und Zertifikate.

(7) Umfasst auch Rückstellungen für Pensionen und ähnliche Verpflichtungen sowie Rückstellungen für Steuerverpflichtungen.

(8) Umfasst auch negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten, die zur Absicherung des Marktzinsrisikos eingesetzt werden.

(9) Ungeprüft.

(10) Durchschnittliche Risikoaktiva (BIZ) abzüglich der durchschnittlichen außerbilanziellen Aktiva (ohne Kontrahentenrisiko). Die Durchschnittswerte sind das arithmetische Mittel der Werte zum Ende jeden Quartals des Betrachtungszeitraums und zum Ende des vorhergehenden Betrachtungszeitraums.

(11) Durchschnittliche Summe der Aktiva abzüglich der durchschnittlichen Summe der Handelsaktiva. Die Durchschnittswerte sind das arithmetische Mittel der Werte zum Ende jeden Quartals des Betrachtungszeitraums und zum Ende des vorhergehenden Betrachtungszeitraums.

(12) Die Durchschnittswerte des Eigenkapitals sind das arithmetische Mittel der Werte zum Ende jeden Monats des Betrachtungszeitraums und zum Ende des Geschäftsjahres, in das der Betrachtungszeitraum fällt. Das Eigenkapital umfasst jeweils das gezeichnete Kapital, die Kapitalrücklage, Gewinnrücklagen und Rücklagen aus Währungs- und sonstigen Veränderungen.

Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage

Die nachstehende Darstellung und Analyse basiert auf den Konzernabschlüssen der HVB Group für die am 31. Dezember 2003 und 2002 endenden Geschäftsjahre (einschließlich der Vergleichszahlen für das am 31. Dezember 2001 endende Geschäftsjahr) und den Pro-forma-Finanzinformationen für das am 31. Dezember 2002 endende Geschäftsjahr, die alle an anderer Stelle in diesem Prospekt abgedruckt sind, und sollten in Verbindung mit diesen gelesen werden. Die Konzernabschlüsse der HVB Group wurden gemäß IFRS erstellt. Die Konzernabschlüsse der HVB Group wurden von KPMG geprüft. Siehe "Ausgewählte konsolidierte Finanzdaten", "Pro-forma-Finanzinformationen" und "Allgemeine Informationen über die HypoVereinsbank—Abschlussprüfer."

IFRS unterscheiden sich in verschiedenen Punkten von den deutschen Rechnungslegungsvorschriften. Nähere Informationen zu bestimmten wesentlichen Unterschieden zwischen IFRS und den deutschen Rechnungslegungsvorschriften, die für die Konzernabschlüsse der HVB Group von Bedeutung sind, finden sich in dem Abschnitt "Befreiender Konzernabschluss nach IFRS" der Erläuterungen (Notes) zum Konzernabschluss der HVB Group für das Jahr 2003.

Einleitung

Überblick

Die HVB Group ist einer der führenden Anbieter von Bank- und Finanzdienstleistungen in Europa. Gemessen an der Konzernbilanzsumme zum 31. Dezember 2003 ist die HVB Group die zweitgrößte Bank in Deutschland. Die derzeitige Struktur der HVB Group ist in erster Linie das Ergebnis

- der Fusion der Vereinsbank und ihrer Tochtergesellschaften und der HYPO-Bank und ihrer Tochtergesellschaften im Jahr 1998;
- der Integration der BA-CA Gruppe in die HVB Group, bei der im ersten Schritt die damalige Bank Austria ihren Geschäftsbetrieb in eine neue Gesellschaft (Bank Austria AG) ausgliederte und selbst nur noch als Holding ("BA Holding AG") fungierte, die die Geschäftsanteile an der Bank Austria AG hielt. Anfang Dezember 2000 wurden die Geschäftsanteile an der Bank Austria AG in die HypoVereinsbank als Sacheinlage gegen Gewährung von 114 Mio. neuen HypoVereinsbank-Aktien aus einer Kapitalerhöhung eingebracht. Anfang Februar 2001 wurde die BA Holding AG auf die Bank Austria AG im Wege eines Down-Stream-Mergers verschmolzen und die BA Holding AG-Aktionäre tauschten ihre Aktien im Verhältnis 1:1 gegen die neuen HypoVereinsbank-Aktien um. Damit wurden die bisherigen Bank Austria-Anteilseigner unmittelbar HypoVereinsbank-Aktionäre;
- der Reduzierung der Beteiligung der HypoVereinsbank an der Bank Austria Creditanstalt auf etwa 77,5 % durch die Platzierung von etwa 33 Mio. neuen auf den Inhaber lautenden Stammaktien mittels eines öffentlichen Angebots in Österreich und Privatplatzierungen außerhalb Österreichs im Juli 2003;
- der Übertragung eines großen Teils des gewerblichen Immobilienfinanzierungsgeschäfts der HVB Group an die Hypo Real Estate Group im Wege der Abspaltung und mehrerer separater Portfolioübertragungen im zweiten Halbjahr 2003.

Die HVB Group bietet Privat- und Firmenkunden sowie Kunden aus dem öffentlichen Sektor eine breite Palette von Bank- und Finanzprodukten und –dienstleistungen an. Das Produkt- und Dienstleistungsangebot der HVB Group umfasst Hypothekendarlehen, Bankdienstleistungen für Verbraucher, Geschäftskredite, Außenhandelsfinanzierungen, Unternehmensfinanzierungen, Anlageprodukte und -beratungsdienstleistungen, Wertpapieremissions- und -vermittlungsgeschäft sowie Wertpapierhandel und Asset Management. Als eine sogenannte gemischte Hypothekenbank ist die HypoVereinsbank berechtigt, sowohl das allgemeine Bankgeschäft als auch das Hypothekenbankgeschäft, einschließlich der Ausgabe von Pfandbriefen zur Refinanzierung ihrer Hypotheken- und Kommunaldarlehen, zu betreiben.

Die Kernmärkte der HVB Group sind Deutschland, Österreich und Zentral- und Osteuropa. In Österreich bietet die HVB Group durch die Bank Austria Creditanstalt, die gemessen an der Bilanzsumme zum 31. Dezember 2003 größte Bank in Österreich, Privat- und Firmenkunden ein umfassendes Spektrum an Finanz- und Bankprodukten und –dienstleistungen an. In Zentral- und Osteuropa ist die HVB Group in 16 Ländern vertreten und strebt weiteres Wachstum an. In Polen bietet der Konzern über die Bank BPH, die gemessen an der Bilanzsumme zum 31. Dezember 2003 drittgrößte Bank in Polen, Privat- und Firmenkunden Bank- und Immobilienfinanzierungsdienstleistungen an. Die HVB Group bietet über Geschäftsstellen auch außerhalb ihrer europäischen Kernmärkte ausgewählte Bankdienstleistungen für Firmenkunden sowie Kapitalmarktprodukte an.

Die Geschäftstätigkeit der HVB Group ist in drei Geschäftsfelder, nämlich Deutschland, Österreich & Zentral- und Osteuropa ("Österreich und CEE") und Corporates & Markets, und in das Segment Workout Immobilien unterteilt. Das Geschäftsfeld Deutschland des Konzerns bietet Privat- und Geschäftskunden und Unternehmen (abgesehen von großen deutschen oder internationalen Unternehmen, die in erheblichem Umfang Bedarf an Kapitalmarktdienstleistungen haben) ein umfassendes Spektrum an Bankprodukten und -dienstleistungen an, einschließlich Produkte und Dienstleistungen im Bereich Asset Management sowie Immobiliendarlehen, ausgenommen jedoch kapitalmarktorientierte Produkte und Dienstleistungen. Das Geschäftsfeld Österreich und CEE bietet Privat- und Firmenkunden in Österreich ein umfassendes Spektrum an Bankprodukten und –dienstleistungen an, einschließlich Produkte und Dienstleistungen im Bereich Asset Management sowie Immobiliendarlehen, jedoch ausgenommen kapitalmarktorientierte Produkte und Dienstleistungen. In Zentral- und Osteuropa ist der Umfang der über das Geschäftsfeld Österreich und CEE angebotenen Dienstleistungen in den verschiedenen Märkten unterschiedlich und reicht von einem umfassenden Spektrum an Bankprodukten und -dienstleistungen für Firmen- und Privatkunden in bestimmten Märkten bis hin zu einem begrenzten Angebot ausgewählter Bankdienstleistungen für Firmenkunden in anderen Märkten. Das Geschäftsfeld Corporates & Markets der HVB Group umfasst das kapitalmarktorientierte Geschäft des Konzerns in Deutschland, Österreich und anderen Ländern, in erster Linie für große Firmenkunden und institutionelle Kunden. Das Segment Workout Immobilien der HVB Group umfasst die Umstrukturierung und Abwicklung problembehafteter Kreditengagements im Bereich des kommerziellen Immobilienfinanzierungsgeschäfts und, in wesentlich geringerem Umfang, des nicht-strategischen Immobilienvermögens; dieser Bereich wurde nach der Verschmelzung der Vereinsbank und der HYPO-Bank im Jahr 1999 vom sonstigen Geschäft des Konzerns getrennt. Von den insgesamt € 10.116 Mio. operativen Erträgen und € 1.432 Mio. Betriebsergebnis der HVB Group im Jahr 2003 entfielen auf das Geschäftsfeld Deutschland 46,2 % der operativen Erträge und 19,4 % des Betriebsergebnisses, auf das Geschäftsfeld Österreich und CEE entfielen 31,6 % der operativen Erträge des Konzerns und 31,6 % des Betriebsergebnisses und auf das Geschäftsfeld Corporates & Markets entfielen 24,3 % der operativen Erträge des Konzerns und 73,3 % des Betriebsergebnisses. Im Segment Workout Immobilien fielen in 2003 negative operative Erträge in Höhe von € 15 Mio. und ein negatives Betriebsergebnis in Höhe von € 86 Mio. an.

Die Erträge der HVB Group umfassen in erster Linie:

- Zinserträge aus Kredit- und Geldmarktgeschäften, festverzinslichen Wertpapieren und anderen Wertpapieren, die nicht zum Handelsbestand der HVB Group gehören;
- Provisionserträge aus dem Wertpapier- und Depotgeschäft (einschließlich Asset Management-Dienstleistungen), Außenhandel, Zahlungsverkehr und Kreditgeschäft und dem Verkauf von Versicherungsprodukten;
- Gewinne aus der Veräußerung von zum Handelsbestand der HVB Group gehörenden festverzinslichen Wertpapieren, Aktien und derivativen Instrumenten einschließlich Zins- und Dividendenerträge auf diese Wertpapiere und Instrumente, sowie Gewinne aus dem Verkauf von Währungen des Handelsbestandes;
- sonstige betriebliche Erträge, die im gewöhnlichen Geschäftsbetrieb entstehen und keiner anderen Kategorie der Erträge des Konzerns zugeordnet werden können, wie beispielsweise Erträge aus der Auflösung von Rückstellungen, die nicht dem Kreditgeschäft der HVB Group zuzuordnen sind, sowie Gewinne aus der Veräußerung von Anlagevermögen, immateriellen Vermögenswerten und sonstigen Aktiva;
- Gewinne aus dem Verkauf von zur Veräußerung verfügbaren finanziellen Vermögenswerten ("Available-for-Sale-(AfS-)Finanzinstrumente") sowie erfolgswirksam zu erfassende Zuschreibungen auf AfS-Finanzinstrumente und bis zur Endfälligkeit zu haltende Finanzinstrumente ("Held-to-Maturity-(HtM-)Finanzinstrumente").

Die Aufwendungen der HVB Group umfassen in erster Linie:

- Zinsen auf Einlagen, verbriefte Verbindlichkeiten und Nachrangkapital;
- Kreditrisikovorsorge;
- Provisionsaufwendungen für Wertpapierdienstleistungen (einschließlich Asset Management-Dienstleistungen), Außenhandel, Zahlungsverkehr und Kreditgeschäft und den Verkauf von Versicherungsprodukten;
- Verluste aus der Veräußerung von zum Handelsbestand der HVB Group gehörenden festverzinslichen Wertpapieren, Aktien und derivativen Instrumenten einschließlich der Finanzierungskosten und Provisionsaufwendungen für diese Wertpapiere und Instrumente, sowie Verluste aus dem Verkauf von Währungen des Handelsbestandes;

- Verwaltungsaufwand einschließlich Personalaufwand (wie Löhne und Gehälter, Soziale Abgaben, Aufwendungen für Altersversorgung und Unterstützung), sonstige Verwaltungsaufwendungen sowie Abschreibungen und Wertberichtigungen auf Sachanlagen und immaterielle Vermögenswerte (außer Geschäfts- oder Firmenwerte);
- sonstige betriebliche Aufwendungen, die im gewöhnlichen Geschäftsbetrieb entstehen und keiner anderen Kategorie der betrieblichen Aufwendungen des Konzerns zugeordnet werden können, wie beispielsweise Aufwendungen für Zuführungen zu Rückstellungen, die nicht dem Kreditgeschäft der HVB Group zuzuordnen sind sowie Verluste aus der Veräußerung von Anlagevermögen, immateriellen Vermögenswerten und sonstigen Aktiva;
- Verluste aus der Veräußerung von AfS-Finanzinstrumenten sowie erfolgswirksam zu erfassende Wertminderungen auf AfS- und HtM-Finanzinstrumente;
- Abschreibungen auf Geschäfts- oder Firmenwerte;
- Zuführungen zu Restrukturierungsrückstellungen;
- sonstige Aufwendungen wie Steuern und Abgaben (außer Ertragsteuern) sowie Aufwendungen für Verlustübernahmen;
- Ertragsteuern.

Wesentliche Faktoren

Die HypoVereinsbank ist der Ansicht, dass die folgenden Faktoren in den vergangenen drei Jahren und im Jahr 2004 bis zum Datum dieses Prospekts wesentlich zur Entwicklung des Geschäfts sowie der Ertrags- und Finanzlage der HVB Group beigetragen haben und auch weiterhin einen wesentlichen Einfluss haben werden.

Wirtschaftliches und geschäftliches Umfeld

Die Geschäftstätigkeit und das Ergebnis der HVB Group werden von den gesellschaftlichen, politischen und wirtschaftlichen Entwicklungen und Rahmenbedingungen vor allem in den Kernmärkten der HVB Group, nämlich in Deutschland, Österreich und Zentral- und Osteuropa, sowie in anderen Ländern der EU, anderen Regionen Europas und weiteren Ländern, in denen die HVB Group tätig ist, beeinflusst. Außerdem beeinflussen die allgemeinen internationalen wirtschaftlichen Rahmenbedingungen, die Entwicklung der internationalen Finanzmärkte, weltpolitische Ereignisse, das Zinsniveau und Zinsschwankungen, Währungsentwicklungen und Wechselkursschwankungen, aufsichtsrechtliche Entwicklungen in den Ländern, in denen die HVB Group tätig ist oder Geschäfte betreibt, sowie allgemeine Wettbewerbsbedingungen im Bankensektor das Geschäft der HVB Group.

In der ersten Hälfte des Jahres 2003 setzte sich in den wichtigsten Märkten der HVB Group der Abschwung der Konjunktur, der 2000 eingesetzt hatte und 2001 und 2002 andauerte, fort. In der zweiten Hälfte des Jahres 2003 erlebte die Konjunktur in den meisten europäischen Länder einen sehr geringen Aufschwung und in den USA ein erhebliches Wachstum. Erneute Kursrückgänge an den Wertpapierbörsen in Verbindung mit andauernder Strukturschwäche verhinderten einen umfassenden Aufwärtstrend. Das Wachstum in den Volkswirtschaften in der Euro-Zone von ca. 0,5 % im Jahr 2003 und von 0,9 % im Jahr 2002 blieb auch weit hinter dem Langzeittrend zurück. Die Gefahr einer Rezession war zeitweise sehr real und Deutschland befand sich Ende 2002 nach allgemeiner Definition in einer Rezession. Die folgenden volkswirtschaftlichen Daten geben einen Überblick über die Lage der Wirtschaft in den Kernmärkten der HVB Group - Deutschland, Österreich und Zentral- und Osteuropa - seit 2001 und die sich daraus ergebenden Auswirkungen auf die HVB Group:

- Die deutsche Wirtschaft schrumpfte nach einem geringen Wachstum von 0,2 % im Jahr 2002 und 0,8 % im Jahr 2001 im Jahr 2003 um 0,1 %; das elfte Jahr in Folge unter dem Durchschnitt der Euro-Zone. Das Bruttoinlandsprodukt in Österreich blieb mit einem Wachstum von jeweils 1,0 % in den Jahren 2003 und 2002 nach 0,7 % im Jahr 2001 ebenfalls weit unter den historischen Trends. Insgesamt erwies sich die Konjunktur in Zentral- und Osteuropa in den Jahren 2003 und 2002 erneut als stabil, was vornehmlich auf die starke Binnennachfrage zurückzuführen ist. Das gewichtete durchschnittliche Wachstum des Bruttoinlandsprodukts in den acht zentral- und osteuropäischen Ländern, die EU-Beitrittsländer sind, nämlich Polen, die Tschechische Republik, die Slowakei, Ungarn, Slowenien, Estland, Lettland und Litauen (die "Beitrittsländer"), belief sich 2003 auf 3,6 % und 2002 auf 2,5 % und 2001 auf 2,4 %. Mit einem Anstieg des Bruttoinlandsprodukts von 3,7 % im Jahr 2003 lag die polnische Wirtschaft im allgemeinen Trend und zeigte nach den niedrigen Wachstumsraten von 1,4 % im Jahr 2002 und 1,0 % im Jahr 2001 starke Anzeichen einer Erholung.

- Die durchschnittliche Inflationsrate in Deutschland betrug 2003 1,0 %, nachdem sie 2002 bei 1,3 % und 2001 bei 2,0 % gelegen hatte. Die Inflationsrate in Österreich sank 2003 auf 1,3 % gegenüber 1,7 % im Jahr 2002 und 2,7 % im Jahr 2001. Die gewichtete durchschnittliche Inflationsrate in den Beitrittsländern betrug 2,2 % im Jahr 2003 gegenüber 2,8 % im Jahr 2002 und 6,0 % im Jahr 2001. In Polen betrug die Inflationsrate 2003 1,8 %, 2002 1,9 % und 2001 5,5 %.

- Die Arbeitslosigkeit in Deutschland stieg weiter an, wobei zum 31. Dezember 2003 etwa 4,32 Mio. Menschen ohne Arbeit waren im Vergleich zu ca. 4,23 Mio. Arbeitslosen Ende 2002, womit die Zahl der Arbeitslosen um ca. 90.000 gestiegen ist. Zwischen Ende 2001 und Ende 2002 war die Zahl der Arbeitslosen von etwa 3,96 Mio. zum Jahresende 2001 um ca. 260.000 auf etwa 4,23 Mio. gestiegen. Dementsprechend betrug die Arbeitslosenquote im Jahr 2003 10,5 %, im Jahr 2002 9,8 % und im Jahr 2001 9,4 %. Die Arbeitslosenquote in Österreich belief sich im Jahr 2003 auf 4,4 % gegenüber 4,3 % im Jahr 2002 und 3,6 % im Jahr 2001. Sie lag damit dennoch deutlich unter der durchschnittlichen Arbeitslosenquote in den EU-Mitgliedsstaaten von 8,0 % im Jahr 2003, 7,7 % im Jahr 2002 und 7,4 % im Jahr 2001. Die Methoden zur Berechnung der Arbeitslosenquoten in Deutschland, Österreich und in der EU sind nicht einheitlich. Daher sind die Daten für Deutschland, Österreich und die EU ggf. nicht vollständig vergleichbar.

- Die Zahl der Insolvenzen deutscher Unternehmen stieg von ca. 32.000 im Jahr 2001 auf ca. 37.000 im Jahr 2002 und ca. 40.000 im Jahr 2003. Die große Zahl der Insolvenzen unter den Kunden der HVB Group, insbesondere mehrere Großinsolvenzen sowie eine Vielzahl von Insolvenzen bei deutschen mittelständischen Unternehmen, trug in Verbindung mit der sich verschlechternden gesamtwirtschaftlichen Lage maßgeblich zu einer Erhöhung der Kreditrisikovorsorge des Konzerns von € 2.074 Mio. im Jahr 2001 um 83,1 % auf € 3.797 Mio. im Jahr 2002 bei. Dieser Anstieg beinhaltete auch eine einmalige pauschalierte Einzelwertberichtigung in Höhe von € 270 Mio. aufgrund einer durch das ungünstige wirtschaftliche Umfeld ausgelösten Änderung der Kreditrisikovorsorgeparameter. Der beträchtliche Anstieg der Kreditrisikovorsorge hatte einen erheblichen nachteiligen Einfluss auf das Betriebsergebnis der HVB Group im Jahr 2002; siehe "—Vergleich der Geschäftsjahre 2002 und 2001—Ertragslage—Kreditrisikovorsorge." Die Größenordnung des Anstiegs der Kreditrisikovorsorge war nicht zuletzt durch das Kreditvolumen der HVB Group von € 487.933 Mio. zum 31. Dezember 2002 bedingt. Auf der Grundlage von internen Berechnungen und Angaben einer internationalen Investmentbank ist die HypoVereinsbank der Ansicht, dass die HVB Group auf Exposure-Basis zum 31. Dezember 2002 im Vergleich zu sämtlichen europäischen Banken das größte Kreditvolumen aufwies. (Quelle: Schätzung der HypoVereinsbank auf der Grundlage von Angaben einer internationalen Investmentbank.) Die Kreditrisikovorsorge der HVB Group im Jahr 2003 betrug € 2.313 Mio. Dies stellt gegenüber dem Jahr 2002 im Vergleich zur HVB Group neu (pro forma) einen Rückgang um € 979 Mio. bzw. 29,7 % dar (pro forma), was in erster Linie Ausdruck davon ist, dass die HVB Group in 2003 – anders als im Jahr 2002 – nicht von Großinsolvenzen von Kreditnehmern betroffen war.

- Seit Oktober 2001 wurden die Leitzinssätze in der Europäischen Währungsunion mehrfach bis auf ihr derzeitiges historisches Tief gesenkt. Der seit 31. Dezember 2003 für Hauptrefinanzierungsgeschäfte gültige Zinssatz der EZB lag bei 2,00 % im Vergleich zu 2,75 % am 31. Dezember 2002 und 3,25 % am 31. Dezember 2001. In den Jahren 2001 und 2002 führte das allgemein niedrige Zinsniveau in Verbindung mit den aus der Herabstufung der Ratings der HypoVereinsbank durch Moody's, S&P und Fitch im Jahr 2002 resultierenden Ausweitung der Refinanzierungs-Spreads für die HVB Group zu einem Rückgang der Nettozinsspanne zwischen 2001 und Mitte 2003. Trotz des niedrigen Zinsniveaus führten in der zweiten Hälfte des Jahres 2003 engere Refinanzierungs-Spreads zu einem leichten Anstieg der Nettozinsspanne.

- Die Aktienmärkte in Deutschland, den anderen EU-Ländern und den USA fielen zwischen Ende 2000 und Ende 2002 nahezu ununterbrochen. Trotz eines erheblichen Rückgangs im ersten Quartal 2003 verzeichneten die Aktienmärkte in Deutschland, den EU-Ländern und den USA zwischen Ende 2002 und Ende 2003 einen deutlichen Aufschwung. Folglich waren die Schlusskurse verschiedener deutscher, westeuropäischer und U.S.-amerikanischer Aktienmarktindizes zum Jahresende 2003 deutlich höher als zum Jahresende 2002. Die Aktienkurse der Beteiligungen der HVB Group an börsennotierten Unternehmen, vornehmlich der Allianz AG ("Allianz"), der Münchener Rückversicherungs-Gesellschaft AG ("Münchener Rück") und der ERGO Versicherungsgruppe AG ("ERGO"), lagen zum 31. Dezember 2003 jedoch noch erheblich unter ihrem Buchwert je Aktie. Da die HypoVereinsbank davon ausgeht, dass der Aktienkurs dieser Beteiligungen in der nahen Zukunft – vor allem im Hinblick auf geplante Reduzierungen bzw. Veräußerungen von Beteiligungen – das Niveau ihrer Buchwerte nicht erreichen wird, verbuchte die HypoVereinsbank 2003 einen Wertminderungsaufwand in Höhe von € 1.825 Mio. im Hinblick auf diese Beteiligungen (siehe "—Wesentliche Bilanzierungs- und Bewertungsmethoden—IAS 39"). Außerdem verbuchte die HVB Group 2003 eine außerplanmäßige Abschreibung in Höhe von € 800 Mio. auf den für die Bank Austria Creditanstalt ausgewiesenen Geschäfts- und Firmenwert. Die HypoVereinsbank ermittelte die Höhe der Wertminderung auf der Grundlage einer Bewertung der Bank Austria Creditanstalt unter

Anwendung der Discounted Cash Flow-("DCF"-)Methode und unter Berücksichtigung der strategischen Bedeutung und voraussichtlichen zukünftigen nachhaltigen Gewinne der Bank Austria Creditanstalt (siehe "—Wesentliche Bilanzierungs- und Bewertungsmethoden—Außerplanmäßige Abschreibungen von Vermögenswerten, einschließlich Geschäfts- oder Firmenwerten, die nicht unter IAS 39 fallen" und "Risikofaktoren—Risiken bezogen auf die Geschäftstätigkeit der HVB Group—Ein erneuter Kursrückgang an den Aktienmärkten oder eine Änderung der Annahmen, die der Bewertung des Anlagevermögens der HVB Group zu Grunde liegen, können zu weiterem erheblichem Wertminderungsaufwand führen"). Der wertmäßige Rückgang der Aktienbestände der HVB Group hatte erhebliche nachteilige Auswirkungen auf den Aktienkurs der HypoVereinsbank in den Jahren 2001 und 2002 und im ersten Halbjahr 2003 sowie auf die Ratings der HypoVereinsbank und damit (mittelbar) auf die sich ausweitenden Refinanzierungs-Spreads der HVB Group in diesem Zeitraum.

- Darüber hinaus hatten die ungünstigen Bedingungen auf den internationalen Kapitalmärkten 2002 und streckenweise 2003 nachteilige Auswirkungen auf bestimmte Bereiche des provisionsbasierten Geschäfts der HVB Group, da Kunden weniger und im Volumen kleinere Wertpapiertransaktionen abschlossen und die Provisionen im Asset Management Geschäft, die an den Wert oder den Wertanstieg anknüpfen, zurückgingen. Demzufolge sank der Provisionsüberschuss der HVB Group aus dem Wertpapier- und Depotgeschäft 2002 um 13,7 % gegenüber 2001. Gegenüber dem Provisionsüberschuss der HVB Group (pro forma) im Jahr 2002 ergab sich im Jahr 2003 ein Anstieg in Höhe von € 123 Mio. oder 4,6 %. Dieser Anstieg beruhte nicht zuletzt auf der Erholung der internationalen Kapitalmärkte im zweiten Halbjahr 2003. Das Handelsergebnis der HVB Group stieg 2002 und 2003, hauptsächlich aufgrund des günstigen Zinsumfelds. Siehe "—Sonstige Schlüsselfaktoren—Handelsergebnis."

- Das Haushaltsdefizit in Deutschland stieg von 2,8 % des Bruttoinlandsprodukts im Jahr 2001 auf 3,5 % im Jahr 2002 und weiter auf 3,9 % im Jahr 2003. In Österreich betrug der Haushaltsüberschuss im Jahr 2001 0,3 %, gefolgt von einem Haushaltsdefizit in Höhe von 0,2 % des Bruttoinlandsprodukts im Jahr 2002 und 1,0 % im Jahr 2003.

Veränderungen im Bankensektor und im Wettbewerbsumfeld

Der kommerzielle Bankensektor in Deutschland, Österreich und Polen ist vor allem infolge von Überkapazitäten äußerst wettbewerbsintensiv, insbesondere im Retailbereich. Die wichtigsten Wettbewerber der HVB Group sind andere Geschäftsbanken, Sparkassen, sonstige öffentlich-rechtliche Kreditinstitute, Investment-Banken, Anlageberater, Investmentfondsgesellschaften und Hedge-Fonds-Gesellschaften.

Insbesondere der deutsche Bankensektor weist weiterhin ein hohes Maß an Fragmentierung und erhebliche Überkapazitäten auf. Das allgemein ungünstige wirtschaftliche Umfeld der letzten Jahre hat die Schwierigkeiten der deutschen Kreditinstitute, angemessene Renditen zu erwirtschaften, noch verstärkt. Der drastische Anstieg der Unternehmensinsolvenzen im Jahr 2002 führte zu einem erheblichen Anstieg der Zuführungen zu Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft bei vielen deutschen Banken, u. a. auch der HVB Group. Trotz einer leichten Zunahme der Insolvenzen gingen die Nettozuführungsquoten im Jahr 2003 zurück, blieben jedoch auf einem historisch hohen Niveau. Im Hinblick auf Profitabilität und Effizienz zeigten die deutschen Institute 2003 moderate Verbesserungen, die nicht zuletzt darauf zurückzuführen waren, dass die rigorosen Kostensenkungsprogramme und die risikoadjustierte Preisgestaltung im Kreditgeschäft einige Wirkung zeigten und der Aufschwung an den Aktienmärkten zur Verbesserung des Betriebsergebnisses beitrug. Insgesamt liegen die deutschen Banken bei der Profitabilität und Effizienz immer noch weit hinter den Banken in anderen europäischen Ländern zurück. In der deutschen Finanzdienstleistungsbranche hat eine gewisse Konsolidierung und Konvergenz stattgefunden, insbesondere was die Zusammenarbeit zwischen Banken und Versicherungsgesellschaften betrifft. Nichtsdestoweniger wird im deutschen Bankensektor letztendlich eine stärkere Konsolidierung stattfinden müssen, um den Beteiligten zu ermöglichen, im Wettbewerb mit anderen europäischen und global tätigen Finanzinstituten zu bestehen. Die Abschaffung der Gewährträgerhaftung für öffentlich-rechtliche Banken Anfang 2005 sollte die deutschen Landesbanken und Sparkassen, die im Kreditgeschäft derzeit von diesen Garantien profitieren, verstärktem Wettbewerb aussetzen. Die HypoVereinsbank ist der Ansicht, dass diese Entwicklung die Preisgestaltungsmöglichkeiten der Banken im Kreditgeschäft in Deutschland verbessern wird und ggf. zu einer beschleunigten Konsolidierung unter den öffentlich-rechtlichen Instituten führen sowie möglicherweise Konsolidierungschancen für Privatbanken schaffen wird. Als Folge dieser Entwicklung wird insgesamt eine Verteuerung der Unternehmenskredite in Deutschland erwartet. Die HVB Group wendet konsequent eine risikoadjustierte Preisgestaltung an, wobei abhängig von kredit- und kreditnehmerspezifischen Faktoren, wie u.a. der Branche des Kreditnehmers, der geografischen Region, des Umfangs und der internen Ratingklasse, in die ein Kunde fällt, Mindestanforderungen an die Marge und die internen Renditen der HVB Group auf haftendes Eigenkapital und Risikokapital definiert werden. Siehe "Kreditportfolio—Kreditgrundsätze—Kapitalallokation." Die HypoVereinsbank ist der Ansicht, dass dieser Ansatz zwar möglicherweise zu einem Rückgang des Kreditvolumens führt, er jedoch letztlich das Betriebsergebnis der HVB Group verbessern und bei den Kreditkunden des Konzerns breite Akzeptanz finden wird.

Sonstige Schlüsselfaktoren

Transformationsprogramm 2003. Im Jahr 2003 setzte die HVB Group ihr Transformationsprogramm 2003 mit den folgenden Meilensteinen um:

- Reduzierung der Beteiligung an der Bank Austria Creditanstalt von über 99,99 % auf 77,5 % durch die Platzierung neuer Aktien im Rahmen eines öffentlichen Angebots in Österreich und von Privatplatzierungen außerhalb Österreichs (Schaffung von Kernkapital: € 900 Mio.).
- Verkauf der 100%igen Beteiligung an der norisbank zu einem Kaufpreis von € 416 Mio. (Abbau von Risikoaktiva: € 2,1 Mrd.; Veräußerungsgewinn: ca. € 279 Mio.).
- Verkauf anderer nicht strategischer Tochtergesellschaften und Beteiligungen, einschließlich der 100%igen Beteiligung an der Bank von Ernst & Cie. AG zu einem Kaufpreis von ca. € 320 Mio. (Abbau von Risikoaktiva: € 0,5 Mrd.; Veräußerungsgewinn: ca. € 189 Mio.), vorbehaltlich gewisser Preisanpassungen auf der Grundlage der geprüften Bilanz der Bank von Ernst zum 30. November 2003, sowie der 100%igen Beteiligung an der Bankhaus BethmannMaffei OHG ("Bankhaus BethmanMaffei") zu einem Kaufpreis von € 110 Mio. vorbehaltlich einer Kaufpreisreduzierung um maximal € 20 Mio. auf bis zu € 90 Mio. auf der Grundlage des geprüften und gemäß dem Kaufvertrag adjustierten Jahresabschlusses des Bankhauses BethmannMaffei zum 31. Dezember 2003. Der endgültige Kaufpreis wird voraussichtlich frühestens im April 2004 festgelegt. Der Verkauf des Bankhaus BethmanMaffei erfolgte zum 31. Januar 2004. Daher ist der Verkauf nicht im Konzernabschluss der HVB Group für das Geschäftsjahr 2003 reflektiert. Darüber hinaus verkaufte die HypoVereinsbank im Dezember 2003 die Einkaufspassage "Fünf Höfe" in München an die Immobilienfondsgesellschaft Difa zu einem Kaufpreis von € 270,5 Mio. Durch diesen Verkauf erzielte die HypoVereinsbank einen Veräußerungsgewinn von ca. € 76 Mio.
- Übertragung eines Großteils der gewerblichen Immobilienfinanzierungsgeschäfts der HVB Group an die Hypo Real Estate Group im Wege einer Abspaltung und mehrerer separater Portfolioübertragungen (Abbau von Risikoaktiva insgesamt: € 57,6 Mrd.).
- Sonstiger Abbau von Risikoaktiva in Höhe von € 38,6 Mrd., hauptsächlich durch einen eher restriktiven Ansatz bei Kreditverlängerungen und –erneuerungen und bei der Vergabe von neuen Krediten, sowie durch Syndizierungen und Securitization-Transaktionen.
- Reduzierung des Verwaltungsaufwands von € 7.076 Mio. im Jahr 2002 um € 705 Mio. bzw. 9,9 % auf € 6.371 Mio. im Jahr 2003, was vor allem auf die Abspaltung und rigorose Sparmaßnahmen zurückzuführen ist.
- Schaffung von konsolidiertem Kernkapital in Höhe von ca. € 747 Mio. durch die Errichtung der HVB Global Assets Company L.P., einer konsolidierten Tochtergesellschaft der HVB Group, auf die die HVB Group mehrere Portfolios an Projektfinanzierungskrediten und -zusagen übertrug und an der die General Electric Capital Corporation sukzessive eine indirekte Beteiligung gegen Bareinlage in Höhe von ca. € 747 Mio. erwarb.

Eine detaillierte Beschreibung des Transformationsprogramms 2003 findet sich im Abschnitt "Geschäftstätigkeit der HVB Group—Einleitung—Transformationsprogramm 2003."

Die vorstehend aufgeführten Maßnahmen des Transformationsprogramms in Verbindung mit der Umsetzung von Konditionenanpassungen sowie der Neuausrichtung und Redimensionierung des Geschäfts des Konzerns und außerplanmäßigen Abschreibungen waren die Hauptursachen für den Abbau von Risikoaktiva zum 31. Dezember 2003 um € 98,8 Mrd. gegenüber dem 31. Dezember 2002 und die Verbesserung des Betriebsergebnisses auf € 1.432 Mio. für das am 31. Dezember 2003 endende Geschäftsjahr gegenüber dem negativen Betriebsergebnis von € 638 Mio. für das am 31. Dezember 2002 endenden Geschäftsjahr. Die positiven Nettoeffekte des Transformationsprogramms auf die BIZ-Kernkapitalquote der HVB Group wurden durch die negativen Effekte der Wertminderungen und außerplanmäßigen Abschreibungen fast vollständig kompensiert, so dass sich insgesamt eine Nettoerhöhung der BIZ-Kernkapitalquote von 5,6 % zum 31. Dezember 2002 auf 5,9 % zum 31. Dezember 2003 ergab.

Informationen zu bestimmten fortbestehenden Risiken aus dem Transformationsprogramm 2003 finden sich im Abschnitt "Risikofaktoren—Risiken bezogen auf die Geschäftstätigkeit der HVB Group—Bestimmte Schritte des Transformationsprogramms 2003 der HVB Group, insbesondere betreffend die Abspaltung der Hypo Real Estate Group, beinhalten eine fortdauernde Haftung für Verbindlichkeiten und bergen operative Risiken."

Restrukturierungsrückstellungen. In der Gewinn- und Verlustrechnung 2002 wies die HVB Group erstmalig eine eigene Position "Zuführungen zu Restrukturierungsrückstellungen" in Höhe von netto € 286 Mio. aus. Die Restrukturierungsrückstellungen betreffen Aufwendungen, die die HVB Group im Zusammenhang mit dem Transformationsprogramm 2003 erwartete, insbesondere Aufwendungen für die Umsetzung verschiedener

Kostensenkungsmaßnahmen zur weiteren Reduktion des Verwaltungsaufwands. So wurden und werden u.a. Geschäftsstellen geschlossen, und Management und Mitarbeiter im Corporate Center, in Group Services und in Core IT wurden und werden weiter abgebaut. Zum 31. Dezember 2003 wurde die Zahl der Geschäftsstellen ohne Berücksichtigung von Erstkonsolidierungen im Vergleich zum 31. Dezember 2002 um 62 reduziert. Ohne Berücksichtigung der gegenläufigen Effekte aus der Eröffnung neuer Geschäftsstellen lag die Zahl der Schließungen von Geschäftsstellen im Jahr 2003 brutto sogar bei 274. Die Zahl der Mitarbeiter im Corporate Center, in Group Services und in Core IT wurde im Jahr 2003 um 1.656 reduziert. Ungefähr die Hälfte der Aufwendungen für Abfindungszahlungen und Altersteilzeitvereinbarungen im Zusammenhang mit der Reduzierung der Mitarbeiterzahl fiel bereits im Jahr 2003 an, wobei die restlichen Aufwendungen für den Personalabbau und Aufwendungen für Abstandszahlungen und Rückbaukosten im Zusammenhang mit der Schließung von Geschäftsstellen überwiegend in 2004, maximal jedoch bis 2016 anfallen werden. Es ist davon auszugehen, dass die Restrukturierungsrückstellungen proportional zu den anfallenden Aufwendungen aufgelöst werden. In 2003 wurde keine Zuführung zu Restrukturierungsrückstellungen vorgenommen.

Ratings. Die Refinanzierungskosten der HVB Group und ihre Fähigkeit, bei bestimmten derivativen Transaktionen Vertragspartei zu sein, hängt in großem Maße von den Ratings der HypoVereinsbank ab. Die schlechten operativen Ergebnisse der HVB Group, das hohe Niveau der Kreditrisikovorsorge und die ausgezehrte Kapitalbasis führten zu einer Verschlechterung des Kredit- und Finanzkraft-Ratings der HypoVereinsbank durch Fitch, Moody's und S&P im Jahr 2002. Diese Herabstufung führte zu einem Anstieg der Refinanzierungskosten der HVB Group und folglich einer Ausweitung der Refinanzierungs-Spreads. Im Jahr 2003 bestätigten alle drei Ratingagenturen ihre vorangegangen Kredit- und Finanzkraft-Ratings der HypoVereinsbank, mit Ausnahme von Moody's, die ihren Ausblick in Bezug auf das Finanzkraft-Rating "C-" der HypoVereinsbank im September 2003 von negativ auf stabil änderte. Im Februar 2004 änderte S&P den Ausblick in Bezug auf das "A-" Rating für die langfristigen Schuldverschreibungen der HypoVereinsbank von "negativ" auf "stabil". Fitch Ratings hat im Februar 2004 das individuelle Rating der HypoVereinsbank von derzeit "C/D" auf "Rating Watch Positive" gesetzt. Das individuelle Rating wird nach Bekanntgabe der Resultate des ersten Quartals 2004 geprüft und soll auf "C" angehoben werden, sofern die Ergebnisse innerhalb der Ziele liegen und die Kapitalerhöhung durchgeführt ist. Weitere Angaben zu den historischen und aktuellen Ratings der HypoVereinsbank finden sich im Abschnitt "Allgemeine Informationen über die HypoVereinsbank—Ratings." Die weitere Verbesserung der operativen Profitabilität der HVB Group und ein kontrolliertes Management ihrer Risikoaktiva sind von wesentlicher Bedeutung für die Aufrechterhaltung der Ratings der HVB Group. Eine Beschreibung der Risiken in Bezug auf eine Verschlechterung der Kreditratings der HypoVereinsbank finden sich im Abschnitt "Risikofaktoren—Risiken bezogen auf die Geschäftstätigkeit der HVB Group—Eine Verschlechterung der Ratings der HVB Group birgt erhebliche Risiken für das Geschäft der HVB Group."

Zusätzlich zu den nachteiligen Auswirkungen einer Verschlechterung des Kreditratings der HypoVereinsbank auf die Ertrags-, Finanz- und die Liquiditätslage sowie die Refinanzierungsmöglichkeiten der HVB Group könnte eine Verschlechterung des Rating bei bestimmten Transaktionen, wie Liquiditätsfazilitäten für Commercial-Paper-Programme, bei denen die HypoVereinsbank als Liquiditätsbeschaffer auftritt, Einlagenfazilitäten oder derivativen Transaktionen, zu einem Kündigungsrecht der anderen Partei oder zu einer Verpflichtung der HVB Group führen, Sicherheiten für bislang unbesicherte Verbindlichkeiten bzw. zusätzliche Sicherheiten für besicherte Verbindlichkeiten zu gewähren. Sicherheiten wie Staatsanleihen, die zur Besicherung von Verbindlichkeiten von Unternehmen der HVB Group aus Liquiditäts- oder Einlagenfazilitäten oder derivativen Transaktionen benutzt werden, wären nicht mehr für die Beschaffung von Liquidität, z.B. im Markt für Repogeschäfte verfügbar.

Handelsergebnis. Im Jahr 2003 steuerte das Handelsergebnis 8,1 % zu den operativen Erträgen der HVB Group gegenüber 7,7 % im Jahr 2002 und 5,2 % im Jahr 2001 bei. Das Handelsergebnis der HVB Group, das zum überwiegenden Teil mit dem Handel in festverzinslichen Produkten und Derivaten erzielt wurde, profitierte von den günstigen Marktbedingungen infolge eines weiteren Rückgangs der Zinssätze in den Jahren 2002 und 2003. Weiterhin wurden mit dem Aufschwung der wichtigsten Aktienmärkte im zweiten Halbjahr 2003 die Gewinne aus dem Handel mit Aktien und Eigenkapitalprodukten ein zunehmend wichtiger Faktor bei der Rückkehr der HVB Group zur operativen Profitabilität. Das Handelsergebnis wird jedoch von unterschiedlichen externen Faktoren jenseits der Kontrolle der HVB Group, wie dem allgemeinen Zinsniveau und den allgemeinen Marktbedingungen, beeinflusst und kann daher Schwankungen unterliegen. Je nach den Marktbedingungen ist der Konzern möglicherweise nicht in der Lage, sein Handelsergebnis weiter zu verbessern oder auf dem derzeitigen Stand zu halten. Die HVB Group strebt eine Stabilisierung ihres Handelsergebnisses durch die Aufrechterhaltung eines hohen Anteils an kundenbezogenen Erträgen an.

Wesentliche Bilanzierungs- und Bewertungsmethoden

Bei der Erstellung der Konzernabschlüsse der HVB Group gemäß IFRS wendet der Konzern bestimmte Bilanzierungs- und Bewertungsmethoden an, die nach der Ansicht des Vorstands für die Darstellung der Vermögens-, Finanz- und Ertragslage des Konzerns bedeutsam sind, sowie Bilanzierungs- und

Bewertungsmethoden, die infolge der Notwendigkeit von Schätzungen und Annahmen über Sachverhalte, die naturgemäß ungewiss sind, vom Vorstand schwierige, subjektive oder komplexe Beurteilungen erfordern. Aufgrund der diesen Schätzungen und Annahmen innewohnenden Ungewissheiten können unter abweichenden Bedingungen oder bei Zugrundelegung abweichender Annahmen wesentlich abweichende Beträge ausgewiesen werden.

Die nachstehenden Abschnitte beschreiben wesentliche Bilanzierungs- und Bewertungsmethoden, die nach Auffassung des Vorstands für die Darstellung der Vermögens-, Finanz- und Ertragslage des Konzerns bedeutsam sind, darunter auch Grundsätze, die subjektive oder komplexe Beurteilungen erfordern. Eine nähere Beschreibung dieser und anderer Rechnungslegungsgrundsätze findet sich in den jeweiligen Erläuterungen (Notes) zu den Konzernabschlüssen der HVB Group für die Jahre 2002 und 2003.

IAS 39

Die HVB Group ist zur Anwendung von IAS 39 auf alle Jahresabschlüsse für Geschäftsjahre, die am oder nach dem 1. Januar 2001 begannen, verpflichtet. IAS 39 legt Standards für den Ansatz und die Bewertung von Finanzinstrumenten fest. Im Hinblick auf finanzielle Vermögenswerte unterscheidet IAS 39 zwischen finanziellen Vermögenswerten, die zu Handelszwecken gehalten werden, bis zur Endfälligkeit zu haltende Finanzinstrumente, durch ein gruppenangehöriges Unternehmen ausgereichte Kredite und Forderungen sowie zur Veräußerung verfügbare finanzielle Vermögenswerte. Im Hinblick auf finanzielle Verbindlichkeiten unterscheidet IAS 39 zwischen finanziellen Verbindlichkeiten, die zu Handelszwecken gehalten werden, und anderen finanziellen Verbindlichkeiten.

Zu Handelszwecken gehaltene finanzielle Vermögenswerte und Verbindlichkeiten (Held-for-Trading Finanzinstrumente). Gemäß IAS 39 muss die HVB Group die vom Konzern zu Handelszwecken gehaltenen Finanzinstrumente mit ihrem beizulegenden Zeitwert ausweisen. Sofern keine Hedge-Beziehung zwischen einem bestimmten Grundgeschäft und einem zugehörigen Sicherungsinstrument besteht, gelten derivative Instrumente für Bewertungszwecke als zu Handelszwecken gehalten. Zu Handelszwecken gehaltene Finanzinstrumente müssen zum beizulegenden Zeitwert bewertet werden, wobei der Gewinn oder Verlust aus einer Änderung des beizulegenden Zeitwerts in der Gewinn- oder Verlustrechnung der laufenden Periode erfasst wird.

HtM-Finanzinstrumente. Finanzinstrumente mit festen oder bestimmbaren Zahlungen sowie einer festen Laufzeit, welche die HVB Group bis zu ihrer Endfälligkeit zu halten beabsichtigt, werden zu fortgeführten Anschaffungskosten ausgewiesen. Diese HtM-Finanzinstrumente werden in regelmäßigen Abständen auf Wertminderungen überprüft. Jede Wertminderung ist direkt vom Buchwert des entsprechenden Aktivums abzuziehen und wirkt sich direkt als Aufwand in der Gewinn- und Verlustrechnung aus.

Von einem Unternehmen der HVB Group ausgereichte Kredite und Forderungen. Von einem Unternehmen der HVB Group ausgereichte Kredite und Forderungen werden zum Anschaffungswert angesetzt. Im Falle objektiver substanzieller Hinweise auf eine Wertminderung eines Kredits bildet die HVB Group eine Wertberichtigung, die in der gesonderten Bilanzposition "Wertberichtigungen auf Forderungen" (eine von den Forderungen abzuziehende Position mit negativem Vorzeichen) ausgewiesen und als entsprechender Aufwand in der Gewinn- und Verlustrechnung erfasst wird.

AfS-Finanzinstrumente. Afs-Finanzinstrumente sind solche finanziellen Vermögenswerte, die weder von einem Unternehmen der HVB Group ausgereichte Kredite oder Forderungen noch HtM-Finanzinstrumente noch zu Handelszwecken gehaltene finanzielle Vermögenswerte sind; sie werden zu ihrem beizulegenden Zeitwert bewertet. Bei AfS-Finanzinstrumenten hat die HVB Group ihr Wahlrecht dahingehend ausgeübt, Gewinne oder Verluste aus einer Änderung des beizulegenden Zeitwerts direkt im Eigenkapital zu erfassen, bis der finanzielle Vermögenswert verkauft, eingezogen oder anderweitig veräußert wird oder bis der Eintritt einer Wertminderung festgestellt wurde. Bei Eintritt eines dieser Ereignisse wird der kumulative Gewinn oder Verlust, der zuvor im Eigenkapital erfasst wurde, in der Gewinn- und Verlustrechnung der laufenden Periode gezeigt.

Zum 31. Dezember 2003 beliefen sich die AfS-Finanzanlagen der HVB Group auf € 42.737 Mio., einschließlich Aktienanlagen mit einem beizulegenden Zeitwert von ca. € 13,5 Mrd., wovon die größten Einzelposten der 3,2%ige Anteil der HVB Group an der Allianz, ihr 13,2%iger Anteil an der Münchener Rück, und ihr Anteil von 5 % minus einer Aktie an der ERGO waren. Zum 31. Dezember 2003 stellte die HVB Group eine Wertminderung ihrer Anteile an der Allianz, der Münchener Rück und der ERGO fest. Aufgrund der Wertminderung der Anteile der HVB Group an der Allianz, der Münchener Rück und der ERGO sowie an einigen anderen Unternehmen wies die HVB Group einen Wertminderungsaufwand von insgesamt € 2.198 Mio. in Höhe der vollen Differenz zwischen den Buchwerten und dem erzielbaren Betrag dieser Anteile in ihrer Gewinn- und Verlustrechnung aus. Der mit Abstand größte Teil des Wertminderungsaufwands entfiel auf den Anteil der HVB Group an der Münchener Rück, der zweitgrößte, jedoch deutlich geringere Teil auf ihren

Anteil an der Allianz und der drittgrößte noch geringere Teil auf ihren Anteil an der ERGO, auf die zusammen ca. € 1.825 Mio. des gesamten Wertminderungsaufwands von € 2.198 Mio. entfielen. Der erzielbare Betrag wurde im Fall der Anteile an der Münchener Rück und ERGO aufgrund der Schlusskurse in XETRA (Exchange Electronic Trading) am 30. Dezember 2003 ermittelt. Der erzielbare Betrag des Anteils der HVB Group an der Allianz wurde auf der Basis des durchschnittlichen Terminverkaufspreises je Aktie, zu dem die Aktien im Rahmen eines im Dezember 2003 abgeschlossenen Terminverkaufs zum Februar 2004 an einen Finanz-Intermediär verkauft wurden, ermittelt. Die Entscheidung über das Vorliegen einer Wertminderung zum 31. Dezember 2003 erfolgte auf der Grundlage von IAS 39.109 ff., wonach eine Wertminderung – und nicht nur ein vorübergehender Wertrückgang – als eingetreten gilt, wenn der Buchwert eines finanziellen Vermögenswertes höher ist als sein geschätzter erzielbarer Betrag und objektive Hinweise auf eine Wertminderung vorliegen. Trotz einer sehr moderaten Erholung des Aktienkurses der Allianz zwischen Ende 2002 und Ende 2003 sind die Aktienkurse der Allianz, der Münchener Rück und ERGO zwischen Ende 2001 und Ende 2003 stark gefallen.

Die HypoVereinsbank ist der Auffassung, dass die Entscheidung über das Vorliegen einer Wertminderung von börsennotierten AfS-Finanzanlagen, wie ihren Anteilen an der Allianz, Münchener Rück und ERGO, nicht ausschließlich auf der Basis des Börsenkurses der betreffenden Aktien zum jeweiligen Bilanzstichtag getroffen werden kann. Daher führt selbst eine Differenz zwischen dem Buchwert von börsennotierten Finanzanlagen und ihrem Börsenkurs nicht per se zu einer Wertminderung dieser Finanzinstrumente, solange in naher Zukunft mit einem Anstieg des Börsenkurses auf den Buchwert gerechnet werden kann. Bei der Prüfung, ob eine Wertminderung vorliegt, sind verschiedene andere Faktoren zu berücksichtigen, einschließlich einer Bewertung dieser Instrumente gemäß allgemein anerkannter Bewertungsmethoden und des Potenzials für eine baldige Erholung des Börsenkurses auf die Höhe des Buchwerts. Um die Risiken aus der Kursentwicklung an den Aktienmärkten für künftige Ergebnisse deutlich zu reduzieren, hat sich die HypoVereinsbank entschlossen, sich von wesentlichen Positionen aus den Finanzanlagen teilweise oder vollständig früher als geplant zu trennen. Zum 31. Dezember 2003 entschied die HypoVereinsbank, dass angesichts einer unerwartet schwachen Performance der Aktienkurse der Allianz, Münchener Rück und ERGO und des geplanten weiteren Abbaus der AfS-Finanzanlagen der HVB Group die Annahmen bezüglich der kurzfristigen Erholung des beizulegenden Zeitwerts dieser Beteiligungen nicht mehr aufrechterhalten werden konnten. Deshalb wurden die Aktienbestände zum 31. Dezember 2003 mit ihren aktuellen Marktwerten (= kurzfristig erzielbarer Betrag) bewertet. Vorher bestand eine längerfristige Halteabsicht. Deshalb war die Bewertung mit dem längerfristig erzielbaren Betrag, der kurzfristige Marktschwankungen vernachlässigt, als Unternehmenswert sachgerecht. Im ersten Quartal 2004 veräußerte die HVB Group ihre Beteiligung an der Allianz vollständig (wie vorstehend dargelegt) und reduzierte ihre Beteiligung an der Münchener Rück um über 3,2 % auf knapp unter 10 %. Die Veräußerung des genannten Teils des Münchener Rück Aktienpakets erfolgte in einer ähnlich strukturierten Transaktion wie die Veräußerung des Allianz-Pakets. Zudem veräußerte die HVB Group weitere kleinere AfS-Finanzanlagen. Zum Datum dieses Prospekts steht noch nicht fest, ob, wann und in welcher Höhe im Jahre 2004 möglicherweise weitere Veräußerungen von AfS-Finanzanlagen der HVB Group erfolgen werden.

In der Gewinn- und Verlustrechnung der HVB Group für das am 31. Dezember 2003 endende Geschäftsjahr wurden die Wertminderungen von € 2.198 Mio. gemäß IAS 39.103 im "Finanzanlageergebnis" als Nettoaufwand ausgewiesen. Aufgrund der Wertminderungen wies die HVB Group im Jahr 2003 ein negatives Vorsteuerergebnis in Höhe von € 2.146 Mio. und einen Jahresfehlbetrag in Höhe von € 2.442 Mio. aus, siehe "—Vergleich der Geschäftsjahre 2003 und 2002—Ertragslage." Der Jahresfehlbetrag führte zu einem Rückgang des Eigenkapitals und der bankaufsichtsrechtlichen Eigenkapitalquoten der HVB Group, siehe "—Vergleich der Geschäftsjahre 2003 und 2002—Kapitalressourcen."

Aufgrund der Wertminderung wies die HVB Group zum 31. Dezember 2003 eine positive AfS-Rücklage von € 326 Mio. aus, nachdem sie zum 31. Dezember 2002 eine negative AfS-Rücklage von € 1.319 Mio. (tatsächlich) (bzw. € 1.531 Mio. pro forma) und zum 31. Dezember 2001 eine positive AfS-Rücklage von € 6.135 Mio. ausgewiesen hatte. Der starke Rückgang der AfS-Rücklage der HVB Group um € 7.454 Mio. vom 31. Dezember 2001 bis zum 31. Dezember 2002 war größtenteils auf den Rückgang der Aktienkurse der Allianz, der Münchener Rück und der ERGO zurückzuführen. Jeder zukünftige Rückgang des beizulegenden Zeitwerts der AfS-Finanzinstrumente der HVB Group würde, falls vorhanden, mit Anstiegen beizulegender Zeitwerte anderer AfS-Finanzinstrumente verrechnet, die als positive Beträge in der AfS-Rücklage der HVB Group ausgewiesen werden. Jede zukünftige erfolgswirksame Wertminderung der Anteile der HVB Group an der Münchener Rück und der ERGO oder eine Wertminderung anderer AfS-Finanzinstrumente würde im Finanzanlageergebnis als Aufwand ausgewiesen werden und würde somit zu einem Rückgang des Finanzanlageergebnisses führen und das Ergebnis des Konzerns im Berichtszeitraum belasten. Siehe "Risikofaktoren—Risiken bezogen auf die Geschäftstätigkeit der HVB Group—Ein erneuter Kursrückgang an den Aktienmärkten oder eine Änderung der Annahmen, die der Bewertung des Anlagevermögens der HVB Group zu Grunde liegen, können zu weiterem erheblichen Wertminderungsaufwand führen."

Bilanzierung von Sicherungsgeschäften (Hedge Accounting). IAS 39 enthält auch Regeln über die Bilanzierung von Fair-Value-Hedges und Cashflow-Hedges. Ein Fair-Value-Hedge ist eine Absicherung gegen

Veränderungen des beizulegenden Zeitwerts von bilanzwirksamen Aktiva oder Passiva. Die Bilanzierung von Fair-Value-Hedges reflektiert die kompensierende Wirkung der Veränderungen des beizulegenden Zeitwerts in Bezug auf das zu sichernde Grundgeschäft und das zugehörige Sicherungsinstrument.

Die Sicherungsinstrumente, die im Asset-Liability-Management zur Absicherung künftiger Zahlungsströme eingesetzt werden, bilanziert die HVB Group als Cashflow-Hedge. Die Änderungen des beizulegenden Zeitwerts der Sicherungsinstrumente, die als Cashflow-Hedges eingesetzt werden, werden bei Vorliegen der – regelmäßig überprüften – Sicherungswirkung direkt im Eigenkapital, d.h. erfolgsneutral, ausgewiesen. Die im Eigenkapital ausgewiesenen Beträge für Cashflow-Hedges werden in jenen Perioden erfolgswirksam aufgelöst, in denen die gesicherten Cashflows das Periodenergebnis beeinflussen.

Überarbeitete Version des IFRS Standards IAS 39 (rev. 2003). Am 17. Dezember 2003 verabschiedete das IASB überarbeitete Versionen der IFRS Standards IAS 32 (rev. 2003) und IAS 39 (rev. 2003) (ohne den Teil zum "Fair Value Hedge Accounting for a Portfolio Hedge of interest rate risk", der voraussichtlich im Frühjahr 2004 veröffentlicht wird). Diese finden grundsätzlich erst für Berichtsperioden Anwendung, die am oder nach dem 1. Januar 2005 beginnen. Eine vorzeitige Anwendung der überarbeiteten Standards ist zulässig. In diesem Fall sind beide überarbeiteten Standards IAS 32 und IAS 39 gemeinsam vorzeitig anzuwenden. Darüber hinaus muss die vorzeitige Anwendung beider Standards im entsprechenden Konzernabschluss angegeben werden. Nach der Grundkonzeption sind die beiden überarbeiteten Standards IAS 32 (rev. 2003) und IAS 39 (rev. 2003) verpflichtend retrospektiv anzuwenden, d.h. die Berichts- und alle dargestellten früheren Vergleichsperioden sind so darzustellen, als ob die Standards schon immer angewendet worden wären (mit Ausnahmen). Aus dieser retrospektiven Anwendung ergibt sich, dass der Eröffnungsbilanzwert der Gewinnrücklagen für die früheste dargestellte Vergleichsperiode und alle sonstigen Vergleichsangaben so anzupassen sind, als ob die überarbeiteten Standards auch schon in dieser Periode Anwendung gefunden hätten.

Die IAS 39 (rev. 2003) enthalten neben zahlreichen weiteren Änderungen explizitere Regelungen über den Eintritt einer Wertminderung bei AfS-Finanzanlagen, die zu einer erfolgswirksamen Erfassung der bisher im Eigenkapital erfassten kumulativen Gewinne oder Verluste bei diesen Vermögenswerten führen. Aufgrund der retrospektiven Anwendung der IAS 39 (rev. 2003) sind die Auswirkungen der Anwendung des überarbeiteten IAS 39 durch Anpassung der Eröffnungsbilanzwerte der Gewinnrücklagen und aller anderen Vergleichsangaben der frühesten Vergleichsperiode zu reflektieren, wodurch es gegebenenfalls zu Ergebnisverlagerungen zwischen den dargestellten Vergleichsperioden kommen kann. Da jedoch die wesentlichen Aktienbestände der HVB Group in 2003 auf ihre aktuellen Marktwerte erfolgswirksam abgeschrieben wurden, ist hieraus kein wesentlicher negativer Erstanwendungseffekt zu erwarten. Die HVB Group erwartet auch ansonsten durch Anwendung der IAS 39 (rev. 2003) keinen weiteren Abwertungsbedarf bei den AfS-Finanzanlagen. Die HVB Group hat den Zeitpunkt der Erstanwendung der neuen Standards noch nicht abschließend festgelegt.

Außerplanmäßige Abschreibungen von Vermögenswerten, einschließlich Geschäfts- oder Firmenwerten, die nicht unter IAS 39 fallen

Gemäß IFRS unterliegt der Wert bestimmter Vermögenswerte, wie beispielsweise Geschäfts- oder Firmenwerte oder bestimmte Sachanlagen der planmäßigen Abschreibung über die geschätzte Nutzungsdauer der Vermögenswerte (im Fall von Geschäfts- oder Firmenwerten 15 bis 20 Jahre). Diese Vermögenswerte werden mindestens jährlich auf Wertminderungen überprüft. Bei Eintritt von Ereignissen oder einer Änderung der Verhältnisse, die auf eine Wertminderung eines Vermögenswerts hindeuten, wird auch eine unterjährige Überprüfung vorgenommen. Die HVB Group nimmt eine außerplanmäßige Abschreibung vor, wenn bei einem dieser Vermögenswerte ein Wertverlust eingetreten ist, der in der nahen Zukunft möglicherweise nicht wieder aufgeholt werden kann, oder wenn der erzielbare Betrag des Vermögenswertes in der nahen Zukunft möglicherweise nicht den Buchwert erreicht. Siehe die Erläuterungen (Notes) 12 und 38 zum Konzernabschluss der HVB Group für das Geschäftsjahr 2003 sowie die Erläuterungen (Notes) 13 und 39 zum Konzernabschluss der HVB Group für das Geschäftsjahr 2002. Die Vornahme einer außerplanmäßigen Abschreibung kann bei Eintritt bestimmter Ereignisse, wie z.B. ungünstige Marktbedingungen, erforderlich werden, wenn Hinweise darauf vorliegen, dass sich der erzielbare Betrag eines Vermögenswertes verringert hat. Die Beurteilung des Zeitpunkts, wann man nicht mehr davon ausgehen kann, dass sich der erzielbare Betrag in der nahen Zukunft erholt und/oder die Höhe der Wertminderung ist zu einem großen Teil eine Ermessensfrage. So erfordert ein Rückgang des Börsenkurses einer börsennotierten konsolidierten Tochtergesellschaft der HVB Group unter den bei deren Erwerb gezahlten Preis je Aktie nicht per se eine Wertminderung, selbst wenn dieser Rückgang wesentlich ist und nicht davon auszugehen ist, dass der Aktienkurs kurzfristig den bei Erwerb gezahlten Aktienpreis erreicht bzw. übersteigt. Vielmehr hängt die Frage, ob eine außerplanmäßige Abschreibung vorgenommen werden muss, davon ab, ob die auf der Grundlage einer Bewertung dieser Tochtergesellschaften festgestellten Geschäfts- oder Firmenwerte (unter Berücksichtigung der strategischen Bedeutung der Tochtergesellschaft und ihrer voraussichtlichen zukünftigen nachhaltigen Gewinne) in naher Zukunft voraussichtlich nicht die Höhe der beim Erwerb der

Tochtergesellschaft ausgewiesenen Geschäfts- oder Firmenwerte, wie planmäßig abgeschrieben, erreichen werden. Eine Bewertung der Bank Austria Creditanstalt durch die HypoVereinsbank unter Anwendung der DCF-Methode und der geplanten Cashflows der Bank Austria Creditanstalt, wie in den internen Planungen der HVB Group vorgesehen, hat ergeben, dass der bisher planmäßig abgeschriebene Geschäfts- oder Firmenwert zwar innerhalb der ermittelten Bandbreite für den Unternehmenswert, nicht aber am unteren Ende dieser Range liegt. Deshalb hat sich die HypoVereinsbank zum 31. Dezember 2003 entschlossen, den Geschäfts- und Firmenwert der Bank Austria Creditanstalt außerplanmäßig um € 800 Mio. abzuschreiben. Dieser Aufwand spiegelt den Betrag wider, um den der erzielbare Betrag des Geschäfts- und Firmenwerts der Bank Austria Creditanstalt, wie von der HypoVereinsbank oben beschrieben ermittelt, ihren Buchwert unterschritt. Die Bewertung der Bank Austria Creditanstalt durch die HVB Group wurde unter Berücksichtigung des Standards Nr. 1 des Instituts der Wirtschaftsprüfer: Grundsätze zur Durchführung von Unternehmensbewertungen (IDW S1) durchgeführt. Siehe "Risikofaktoren—Risiken bezogen auf die Geschäftstätigkeit der HVB Group—Ein erneuter Kursrückgang an den Aktienmärkten oder eine Änderung der Annahmen, die der Bewertung des Anlagevermögens der HVB Group zu Grunde liegen, können zu weiterem erheblichen Wertminderungsaufwand führen." Im Jahr 2003 verbuchte die HVB Group weitere außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte in Höhe von € 118 Mio. von konsolidierten, nicht börsennotierten Tochtergesellschaften. Siehe "—Vergleich der Geschäftsjahre 2003 und 2002."

Kreditrisikovorsorge

Die Kreditrisikovorsorge der HVB Group umfasst Zuführungen zu und Auflösungen von Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft sowie Eingänge auf abgeschriebene Forderungen. Die Kreditrisikovorsorge entspricht der Einschätzung des Konzerns zu wahrscheinlichen Verlusten im Kreditportfolio. Bei der Bemessung der Kreditrisikovorsorge werden erwartete zukünftige Verluste, die Struktur und Qualität des Kreditportfolios und allgemeine wirtschaftliche Faktoren berücksichtigt. Die HVB Group bildet eine Einzelwertberichtigung, wenn der zuständige Entscheidungsträger nach vernünftigem Ermessen einen teilweisen oder vollständigen Ausfall eines Kredits erwartet. Wird für einen Kredit eine Einzelwertberichtigung gebildet, wird dieser Kredit gleichzeitig mit einem Rating "9" bzw. "10" gemäß dem internen Ratingsystem der HVB Group versehen. Siehe "Kreditportfolio—Kreditgrundsätze—Internes Ratingsystem der HVB Group." Bei der Bemessung der Höhe der Einzelwertberichtigung müssen in erheblichem Umfang Wertungen und Einschätzungen vorgenommen werden, wie etwa die Bewertung des beizulegenden Zeitwerts etwaiger Sicherheiten in Übereinstimmung mit den Bewertungsrichtlinien für Sicherheiten der HVB Group und der Zahlungsfähigkeit des Kunden. Weitere Informationen zu den Bewertungsrichtlinien für Sicherheiten der HVB Group finden sich im Abschnitt "Kreditportfolio—Kreditgrundsätze—Kreditgenehmigung—Bewertung von Sicherheiten." Falls tatsächlich eingetretene Ereignisse zeigen, dass die Schätzungen und Annahmen, von denen bei der Festlegung der Höhe von Wertberichtigungen ausgegangen wurde, falsch waren, kann sich der betreffende Betrag als zu niedrig oder zu hoch erweisen. In einem solchen Fall müssen zusätzliche Wertberichtigungen oder Rückstellungen gebildet oder zum Teil aufgelöst werden.

Die Kreditrisikovorsorge der HVB Group belief sich in den am 31. Dezember 2003, 2002 und 2001 endenden Geschäftsjahren auf € 2.313 Mio., € 3.797 Mio. (HVB Group tatsächlich) bzw. € 3.292 (HVB Group (pro forma)) und € 2.074 Mio. Das Verhältnis des Risikovorsorgebestands zu zinslos gestellten Krediten betrug zum 31. Dezember 2003, 2002 und 2001 86 %, 97 % (HVB Group tatsächlich) bzw. 101 % (HVB Group (pro forma)) und 99 %. Der beträchtliche Anstieg der Kreditrisikovorsorge in 2002 (gegenüber 2001) ist abgesehen von der nachfolgend beschriebenen Erhöhung der pauschalierten Einzelwertberichtigungen im Jahr 2002 kein Ausdruck wesentlicher Änderungen in der Risikovorsorgepolitik des Konzerns. Das hohe Niveau der Kreditrisikovorsorge 2002 spiegelt vielmehr die allgemeine Wirtschaftskrise in Deutschland sowie die hohe Zahl der Insolvenzen in Deutschland wider. Die Erhöhung der pauschalierten Einzelwertberichtigungen um € 270 Mio. in 2002 resultierte aus einer Änderung der Parameter der HVB Group zur Ermittlung der pauschalierten Einzelwertberichtigungen in Folge der andauernden Verschlechterung der konjunkturellen Rahmenbedingungen. Nähere Informationen zu den Methoden des Konzerns bei der Ermittlung der Kreditrisikovorsorge und von Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft enthalten die Abschnitte "Kreditportfolio—Kreditrisikovorsorge (Gewinn- und Verlustrechnung), "—Risikovorsorgebestand" sowie die Erläuterung (Note) 8 bzw. 9 zum Konzernabschluss der HVB Group für das Geschäftsjahr 2003 bzw. 2002.

Wertberichtigungen bei latenten Steueransprüchen

Latente Steueransprüche und -verpflichtungen reflektieren u.a. künftige steuerliche Folgen, die sich aus den unterschiedlichen Wertansätzen eines Vermögenswerts oder einer Verpflichtung der HVB Group zu handelsbilanziellen und steuerlichen Zwecken zu einem bestimmten Stichtag ergeben, auch unter Berücksichtigung der bestehenden Verlustvorträge und Steuergutschriften. In Zukunft können aus solchen Differenzen (sogenannte temporäre Unterschiede) steuerliche Effekte resultieren. Die HVB Group ist verpflichtet, die sich aus temporären Unterschieden ergebenden latenten Steuern (wie auch im Falle von tatsächlichen Steuern) als Ertrag bzw. Aufwand auszuweisen und sie in der Gewinn- und Verlustrechnung der betreffenden Periode zu erfassen. Aktive latente Steuern werden in der Bilanz ausgewiesen, soweit nach der Einschätzung einer Gesellschaft der HVB Group auf der Grundlage der von der HypoVereinsbank entwickelten Kriterien und Richtlinien in der betreffenden Periode wahrscheinlich ein entsprechender steuerlicher Gewinn vorhanden sein wird, mit dem die abzugsfähige temporäre Differenz verrechnet werden kann. Sollte eine Konzerngesellschaft der HVB Group feststellen, dass ihre aktiven latenten Steuern in Zukunft nicht ganz oder teilweise genutzt werden können, würde eine Wertberichtigung der latenten Steueransprüche in dieser Periode den Ertragsteueraufwand erhöhen. Latente Steuern werden (wie tatsächliche Steuern) direkt mit dem Eigenkapital verrechnet, wenn sich die Steuer auf Positionen bezieht, die ebenfalls direkt mit dem Eigenkapital verrechnet werden. Aktive und passive latente Steuern, die im Hinblick auf temporäre Unterschiede in der Bilanz ausgewiesen werden, die im Zusammenhang mit einem Unternehmenszusammenschluss in der Form eines Unternehmenserwerbs stehen, wirken sich direkt auf den Geschäfts- oder Firmenwert oder den verbleibenden negativen Unterschiedsbetrag aus.

Zusätzlich zu den latenten Steuern auf Aktiva und Passiva werden auch aktive latente Steuern in Bezug auf noch nicht genutzte steuerliche Verlustvorträge ausgewiesen, wenn die betreffende Konzerngesellschaft der HVB Group erwartet, dass in der Zukunft steuerpflichtige Gewinne verfügbar sein werden, die mit diesen steuerlichen Verlustvorträgen verrechnet werden können. Diese noch nicht genutzten steuerlichen Verlustvorträge können nur soweit genutzt werden, als nach Einschätzung der HypoVereinsbank in den Rechtsordnungen, in denen die steuerlichen Verlustvorträge anfallen, innerhalb eines bestimmten Zeitraumes, der im Allgemeinen dem aktuellen Planungszeitraum der HVB Group entspricht, ausreichend steuerpflichtige Erträge zur Verrechnung mit den steuerlichen Verlustvorträgen erwartet werden. Die Entscheidung über den Bilanzausweis ist großteils eine Wertungsfrage. Die HVB Group muss ggf. ihre Wertberichtigungen erhöhen, wenn sie in der entsprechenden Rechtsordnung kein hinreichendes steuerpflichtiges Einkommen erzielt hat. Siehe Erläuterung (Note) 40 zum Konzernabschluss der HVB Group für das Geschäftsjahr 2003 und Erläuterung (Note) 42 zum Konzernabschluss der HVB Group für das Geschäftsjahr 2002. Die aktiven latenten Steuern nach Saldierung der HVB Group beliefen sich zum 31. Dezember 2003 auf € 1.696 Mio., nachdem sie zum 31. Dezember 2002 € 2.836 Mio. und zum 31. Dezember 2001 € 1.813 Mio. betrugen. Der latente Steueraufwand der HVB Group belief sich 2003 auf € 189 Mio. In 2002 ergab sich ein latenter Steuerertrag von € 240 Mio. und in 2001 ein latenter Steueraufwand von € 2 Mio. Die bilanzierten aktiven latenten Steuern auf Verlustvorträge beliefen sich 2003 auf insgesamt € 432 Mio., 2002 auf insgesamt € 477 Mio. und 2001 auf insgesamt € 416 Mio. Von den bilanzierten aktiven latenten Steuern auf Verlustvorträge entfällt ein nennenswerter Teil auf Verlustvorträge der BA-CA Gruppe. Die österreichischen Regierungsparteien planen eine Reduktion der Körperschaftsteuer von 34 % auf 25 %. Diese soll im Juli 2004 Gesetz werden und ab 1. Januar 2005 gelten. Die voraussichtliche Steuersatzänderung ab 2005 wird bei Gleichbleiben aller übrigen Parameter eine Kürzung der aktiven Steuerabgrenzung auf noch nicht genutzte Verlustvorträge der BA-CA Gruppe um € 91 Mio. nach sich ziehen. Allerdings ist in den nächsten Jahren der Verbrauch durch künftige steuerliche Gewinne neu zu bewerten.

Schätzungen des beizulegenden Zeitwerts

Grundsätzlich sind in einem liquiden Markt quotierte Marktpreise das verlässlichste Maß für den beizulegenden Zeitwert. Für bestimmte Instrumente, wie etwa nicht börsennotierte Wertpapiere und derivative Instrumente, sind jedoch keine quotierten Marktpreise verfügbar. Ferner geben quotierte Marktpreise unter bestimmten Umständen keinen Aufschluss über den beizulegenden Zeitwert eines Instruments. In diesen Fällen ist der Vorstand zur Bestimmung des beizulegenden Zeitwerts darauf angewiesen, Schätzungen vorzunehmen und bestimmte Annahmen zu machen. Siehe Erläuterung (Note) 70 zum Konzernabschluss der HVB Group für das Geschäftsjahr 2003 und Erläuterung (Note) 72 zum Konzernabschluss der HVB Group für das Geschäftsjahr 2002 zu Informationen darüber, wie der beizulegende Zeitwert bestimmter Kategorien von nicht börsennotierten Wertpapieren und derivativen Instrumenten sowie von unwiderruflichen Kreditzusagen und Eventualverbindlichkeiten ermittelt wird. Änderungen der Schätzungen und Annahmen, die der Ermittlung des beizulegenden Zeitwerts von Vermögenswerten in den Fällen zugrunde liegen, in denen keine quotierten Marktpreise verfügbar sind, können Ab- oder Zuschreibungen des Buchwerts der betreffenden Vermögenswerte und die Erfassung eines entsprechenden Aufwands bzw. Ertrags in der Gewinn- und Verlustrechnung erfordern.

Rechnungslegung für Pensionen und ähnliche Verpflichtungen

Verpflichtungen der HVB Group aus Pensionsplänen bestehen vornehmlich auf der Ebene der HypoVereinsbank und der Bank Austria Creditanstalt. Dabei gibt es zwei Arten von Pensionsplänen: Leistungszusagen und Beitragszusagen. Leistungszusagen gibt es in Form von endgehaltsabhängigen Leistungszusagen, d.h. Zusagen, bei denen die Höhe der Renten unter anderem vom Gehalt im Zeitpunkt des Ausscheidens abhängig ist und die daher mit jeder Gehaltserhöhung steigen (auch für die Vergangenheit), und beitragsorientierten Leistungszusagen, d.h. Modelle mit Umrechnung eines bestimmten Beitrags in eine statische Leistungszusage. Seit dem 1. März 2003 können neue Mitarbeiter der HypoVereinsbank ausschließlich an Versorgungsmodellen in Form von Beitragszusagen teilnehmen. Beitragszusagen, die Mitarbeitern der HVB Group angeboten werden, werden von externen Anbietern und nicht von gruppenangehörigen Unternehmen angeboten, und die finanziellen Verpflichtungen der HVB Group aus diesen Zusagen sind auf die Leistung des entsprechenden Beitrags begrenzt. Mitarbeitern, die vor dem 1. März 2003 ein Anstellungsverhältnis bei der HypoVereinsbank aufnahmen, wurde neben einer Beitragszusage bezüglich des Teils ihres Gehalts, der die Beitragsbemessungsgrenze nicht übersteigt, auch eine beitragsorientierte Leistungszusage vor allem bezüglich des Teils ihres Gehalts, der die Beitragsbemessungsgrenze übersteigt, erteilt. Vor 1998 (im Fall der HYPO-Bank) und 1995 (im Fall der Vereinsbank) wurden Mitarbeitern der Rechtsvorgängerinnen der HypoVereinsbank zusätzlich zu Beitragszusagen endgehaltsabhängige Leistungszusagen erteilt. Auf Ebene der Bank Austria Creditanstalt nimmt die Mehrheit der Angestellten an einem Versorgungsplan in Form einer Beitragszusage teil. Mitarbeiter, die vor 2000 in den Ruhestand getreten sind, und eine sehr kleine Zahl von Mitarbeitern, die sich dafür entschieden haben, nicht an der Umwandlung der Leistungszusage in eine Beitragszusage teilzunehmen, nehmen an einem betrieblichen Versorgungsplan in Form einer Leistungszusage teil.

Die HVB Group verwendet versicherungsmathematische Methoden (das Anwartschaftsbarwertverfahren nach IAS 19) zur Ermittlung der Rückstellungen für ihre Verpflichtungen aus ihren Leistungszusagen und ähnlichen Verpflichtungen. Folglich werden der Aufwand und gegebenenfalls die Erträge betreffend diese Verpflichtungen durch Änderungen der Annahmen, die die HVB Group der Bestimmung der endgültigen Höhe ihrer Pensionsverpflichtungen zugrunde legt, insbesondere auch des zur Berechnung des Barwerts ihrer Pensionsverpflichtungen verwendeten Rechnungszinsfußes und der Vermutungen über die Lebenserwartung ihrer im Ruhestand befindlichen Mitarbeiter, beeinflusst. Die Anwendung eines niedrigeren Rechnungszinsfußes oder einer höheren Lebenserwartung in einem bestimmten Jahr kann die Pensionsaufwendungen der HVB Group erhöhen. Zudem beeinflusst eine Änderung des allgemeinen Zinsniveaus die Ermittlung des Werts der Pensionsverpflichtungen der HVB Group. Falls die in einem bestimmten Zeitraum daraus resultierenden Änderungen der unrealisierten versicherungsmathematischen Gewinne oder Verluste einen bestimmten Korridor übersteigen, würde dies eine Anpassung der Pensionsrückstellungen der HVB Group erfordern. Weitere Informationen zu den anwendbaren Schwellenwerten finden sich in Erläuterung (Note) 15 bzw. 16 zum Konzernabschluss 2003 bzw. 2002 der HVB Group. Die Auswirkungen einer solchen Anpassung (die auf Restaktivitätsdauer der anspruchsberechtigten Mitarbeiter verteilt würde) auf das Konzernergebnis der HVB Group können positiv oder negativ sein.

Zum 31. Dezember 2003 beliefen sich die Pensionsrückstellungen auf € 2.927 Mio. im Vergleich zu € 4.664 Mio. zum 31. Dezember 2002. Der Rückgang der Pensionsrückstellungen um € 1.606 Mio. (gegenüber HVB Group (pro forma) zum 31. Dezember 2002) ging ganz überwiegend auf Übertragungen der Pensionsrückstellungen der HypoVereinsbank in entsprechender Höhe auf den HVB Trust e.V. ("HVB Trust") in Form eines Contractual Trust Arrangement (CTA) vom 19. Dezember 2003 zurück. Die Pensionsrückstellungen bezogen sich auf die Pensionsverpflichtungen der HypoVereinsbank aus Leistungszusagen in Form von Direktzusagen, die Mitarbeitern der HypoVereinsbank vor dem 1. März 2003 angeboten wurden. Insgesamt wurden Rückstellungen in Höhe von € 1.613 Mio. übertragen. Der HVB Trust wurde mit Vermögenswerten in entsprechender Höhe dotiert, darunter € 1.415 Mio. Barmittel, die als Bareinlage bei der HypoVereinsbank angelegt und durch diese besichert wurden, € 73 Mio. von Unternehmen der HVB Group emittierte variabel verzinsliche Wertpapiere und € 125 Mio. von öffentlichen Schuldnern emittierte variabel verzinsliche Wertpapiere. Die von der HVB Group für die Ermittlung der Pensionsrückstellungen angewandten Parameter sind 2003 gegenüber 2002 unverändert geblieben.

Im Jahr 2003 beliefen sich die Aufwendungen der HVB Group aus beitragsorientierten Pensionsverpflichtungen auf € 88 Mio. im Vergleich zu € 98 Mio. 2002. Die Übertragung der Pensionsrückstellungen auf den HVB Trust im Dezember 2003 hatte keine Auswirkung auf den Pensionsaufwand der HVB Group im Jahr 2003. Infolge der Übertragung wird der Pensionsaufwand der HVB Group in künftigen Geschäftsjahren aufgrund des Aufwendungserstattungsanspruchs aus dem CTA gegen den HVB Trust voraussichtlich erheblich verringert werden. Weitere Informationen zu den Pensionsplänen der HVB Group finden sich in Erläuterungen (Notes) 15 und 60 zum Konzernabschluss 2003 der HVB Group und Erläuterungen (Notes) 16 und 62 zum Konzernabschluss 2002 der HVB Group sowie im Abschnitt "Management und Mitarbeiter—Mitarbeiter."

Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen

Im Jahr 2003 nahm die HVB Group bestimmte Änderungen bei der Segmentzuordnung vor, insbesondere aufgrund einer Verschiebung der Segmentzuordnung bestimmter Positionen vom Geschäftsfeld Österreich und CEE zur Spalte Sonstige/Konsolidierung auf der Ebene der BA-CA Gruppe. Infolgedessen wird vor allem das Handelsergebnis im Geschäftsfeld Österreich und CEE für die Vergleichsperiode 2002 um € 61 Mio.

niedriger als im Konzernabschluss 2002 ausgewiesen, während sich das Handelsergebnis in der Spalte Sonstige/Konsolidierung für die Vergleichsperiode 2002 im Vergleich zum Konzernabschluss 2002 um den gleichen Betrag erhöht. Diese Verlagerung bei der Segmentzuordnung führte beim Ergebnis vor Steuern im Jahr 2002 zu einem um € 38 Mio. niedrigeren Wert im Geschäftsfeld Österreich und CEE und einem Anstieg in gleicher Höhe in der Spalte Sonstige/Konsolidierung. Des Weiteren wurde die Zuordnung der Overheadkosten der HVB Group zu den Geschäftsfeldern im Jahr 2003 weiterentwickelt, um dem Verursachungsprinzip noch besser Rechnung zu tragen. Aufgrund dieser Weiterentwicklung haben sich die dem Geschäftsfeld Corporates & Markets 2002 zugeordneten Overheadkosten um € 76 Mio. verringert und die dem Geschäftsfeld Deutschland zugeordneten Overheadkosten um € 77 Mio. erhöht. Eine Übersicht zu den Auswirkungen der geänderten Segmentzuordnung und Verteilung der Overheadkosten findet sich unter "—Vergleich der Geschäftsjahre 2003 und 2002—Segmentübersicht." Seit Januar 2003 weist die HVB Group Rücklagen aus Währungs- und sonstigen Veränderungen nicht mehr unter Gewinnrücklagen, sondern als gesonderte Bilanzposition unter dem Eigenkapital aus. Zur besseren Vergleichbarkeit der Konzernabschlüsse für die Geschäftsjahre 2003 und 2002 hat die HVB Group die unter "—Vergleich der Geschäftsjahre 2003 und 2002" aufgeführte Segmentberichterstattung für das Jahr 2002 im Hinblick auf diese Veränderungen angepasst. Eine Beschreibung der Anpassungen der Pro-forma-Bilanzdaten für 2002 findet sich unter "Pro-forma-Finanzinformationen—Einleitung."

Im Konzernabschluss der HVB Group für das am 31. Dezember 2002 endende Geschäftsjahr wurden für eine begrenzte Zahl von Positionen der Bilanz und der Gewinn- und Verlustrechnung im Vergleich zum Konzernabschluss der HVB Group für das am 31. Dezember 2001 endende Geschäftsjahr Ausweisänderungen vorgenommen. Insbesondere:

- Rückstellungen im Kreditgeschäft werden in der Bilanz nicht mehr als Abzugsposten von den Aktiva, sondern auf der Passivseite ausgewiesen;
- Von der HVB Group erworbene oder selbsterstellte Software wird in der Bilanz nicht mehr als "Sachanlagen", sondern als "immaterielle Vermögenswerte" ausgewiesen;
- Von einem Unternehmen der HVB Group begebene Namenspapiere werden in der Bilanz nicht mehr als "Verbindlichkeiten gegenüber Kreditinstituten und Verbindlichkeiten gegenüber Kunden", sondern als "Verbriefte Verbindlichkeiten" ausgewiesen; und
- Zuführungen zu Restrukturierungsrückstellungen werden in der Gewinn- und Verlustrechnung nicht mehr als "Verwaltungsaufwand", sondern als separate Position ausgewiesen. Weitere Einzelheiten zu den Zuführungen zu Restrukturierungsrückstellungen finden sich im Abschnitt "—Wesentliche Faktoren—Sonstige Schlüsselfaktoren—Restrukturierungsrückstellungen."

Ferner wurde die Definition des Kreditvolumens der HVB Group im Jahr 2002 geändert. So wurden im Konzernabschluss der HVB Group für das am 31. Dezember 2002 endende Geschäftsjahr u.a. Eventualverbindlichkeiten, wie Bürgschaften und Gewährleistungsverträge, und sonstige Engagements gegenüber Banken und Kunden, wie Forderungen aus Wertpapierleihegeschäften, erstmalig in die Definition des Kreditvolumens einbezogen.

Zur besseren Vergleichbarkeit der Geschäftsjahre 2002 und 2001 hat die HVB Group die Zahlen für das Jahr 2001, die im Abschnitt "—Vergleich der Geschäftsjahre 2002 und 2001" abgedruckt sind, angepasst.

Auswirkungen von Währungsschwankungen

Die HVB Group erwirtschaftet einen erheblichen Teil ihrer Erträge bzw. ein bedeutender Teil ihrer Aufwendungen entsteht außerhalb der Euro-Zone, und zwar in erster Linie in zentral- und osteuropäischen Ländern, in denen sie tätig ist, sowie in Transaktionen, die auf U.S. Dollar lauten. Die Positionen in der Bilanz und Gewinn- und Verlustrechnung von Konzerngesellschaften, die ihre Jahresabschlüsse in einer anderen Währung als dem Euro erstellen, sowie die Aktiva, Passiva, Erträge und Aufwendungen der HypoVereinsbank und der Konzerngesellschaften der HVB Group in der Euro-Zone, die auf eine andere Währung als den Euro lauten, müssen am Ende jedes Bilanzstichtages zu marktgerechten Kursen in Euro umgerechnet werden. Demzufolge haben Währungsschwankungen der Landeswährungen der zentral- und osteuropäischen Länder, in denen die HVB Group tätig ist, vor allem des polnischen Zloty, und des U.S. Dollar gegenüber dem Euro Auswirkungen auf das Geschäft der HVB Group. Im Jahr 2003 belastete der Kursanstieg des Euro gegenüber dem polnischen Zloty und dem U.S. Dollar den Zins- und Provisionsüberschuss sowie das Handelsergebnis gegenüber dem Vorjahr, während er gleichzeitig den Verwaltungsaufwand minderte. Konkret wäre (jeweils gegenüber dem Vorjahreswert pro forma) der Zinsüberschuss ohne Einfluss von Währungseffekten um € 93 Mio. gestiegen statt um € 55 Mio. zurückgegangen, der Provisionsüberschuss wäre statt um € 123 Mio. um € 177 Mio. gestiegen und das Handelsergebnis wäre statt um € 33 Mio. um € 50 Mio. gestiegen. Ohne Währungseffekte wäre der Verwaltungsaufwand im Jahr 2003 (gegenüber dem Vorjahreswert pro forma) nicht um € 525 Mio., sondern nur um € 399 Mio. zurückgegangen. Im Jahr 2002 belastete der Kursanstieg des

Euro gegenüber dem polnischen Zloty und dem U.S. Dollar den Zins- und Provisionsüberschuss sowie das Handelsergebnis gegenüber dem Vorjahr, während er gleichzeitig den Verwaltungsaufwand minderte. Konkret wäre der Zinsüberschuss ohne Einfluss von Währungseffekten gegenüber dem Vorjahreswert um € 522 Mio. zurückgegangen statt um € 682 Mio., der Provisionsüberschuss wäre statt um € 193 Mio. um € 141 Mio. gesunken und das Handelsergebnis wäre statt um € 195 Mio. um € 211 Mio. gestiegen. Ohne Währungseffekte wäre der Verwaltungsaufwand im Jahr 2003 nicht um € 640 Mio., sondern nur um € 511 Mio. zurückgegangen. Die HVB Group sicherte und sichert das vorstehend beschriebene Währungsumrechnungsrisiko nicht ab.

Die Vergleichbarkeit beeinflussende Faktoren

Segmentberichterstattung

2001 wies die HVB Group folgende sechs Unternehmensbereiche aus: Privatkunden und Geschäftskunden, Firmenkunden, Immobilienfinanzierungsgeschäft und Immobilienkunden, International Markets, Asset Management und Immobilien Workout. Beträge, die nicht in die Verantwortung eines der Unternehmensbereiche fielen, sowie segmentübergreifende Konsolidierungen wurden in der Spalte "Sonstige/Konsolidierung" ausgewiesen. Die Nettoerträge von nicht konsolidierten Tochtergesellschaften, die nicht einem Unternehmensbereich zugeordnet waren, sowie Nettoerträge aus dem strategischen Wertpapierportfolio wurden ebenfalls in der Spalte "Sonstige/Konsolidierung" ausgewiesen.

Grundsätzlich waren die 2001 berichteten Unternehmensbereiche ausschließlich auf der Grundlage der Verantwortung für bestimmte Kundengruppen organisiert. Zum 1. Januar 2001 wurde das Nordamerika- und Asiengeschäft des Konzerns von einem ausschließlich an der Kundenverantwortung orientierten Ansatz in einen an integrierter Kunden- und Produktverantwortung orientierten Ansatz umorganisiert, womit der Weg für die 2002 im gesamten Konzern eingeführte Segmentstruktur geebnet wurde. Dementsprechend wurden Volumina und Ergebnisse des Asien- und Nordamerikageschäfts des Konzerns für das Geschäftsjahr 2001 zur Hälfte dem Unternehmensbereich Firmenkunden und zur Hälfte dem Unternehmensbereich International Markets zugeordnet. Die durch die Reorganisation des Nordamerika- und Asiengeschäfts des Konzerns verursachte Verschiebung von Ergebnissen und Volumina zwischen den Unternehmensbereichen Firmenkunden und International Markets betraf primär die Kreditrisikovorsorge, den Verwaltungsaufwand, das Kreditvolumen und die Risikoaktiva.

Anfang 2002 ging die HVB Group von einer Aufgliederung ihres Geschäfts in Unternehmensbereiche zu einer Konzernsteuerung nach Geschäftsfeldern über, und 2002 wies der Konzern folgende fünf Geschäftsfelder aus: Deutschland, Österreich und CEE, HVB Real Estate, HVB Corporates & Markets und HVB Wealth Management. Die Geschäftsfelder Deutschland und Österreich und CEE waren als regionale, hauptsächlich kundengesteuerte Geschäftsfelder organisiert, während die Geschäftsfelder HVB Real Estate, HVB Corporates & Markets und HVB Wealth Management als globale produktgesteuerte Geschäftsfelder organisiert waren. Das Geschäftsfeld Deutschland vereinte im Wesentlichen das Geschäft mit deutschen Privat- und Geschäftskunden des ehemaligen Unternehmensbereichs Privat- und Geschäftskunden (mit Ausnahme des Private-Banking-Geschäfts) und das Geschäft mit mittelständischen deutschen Firmenkunden des ehemaligen Unternehmensbereichs Firmenkunden. Das Geschäftsfeld Österreich und CEE vereinte das Geschäft mit Privat- und Geschäftskunden in Österreich und Zentral- und Osteuropa des ehemaligen Unternehmensbereichs Privat- und Geschäftskunden (mit Ausnahme des Private-Banking-Geschäfts) und das Geschäft mit mittelständischen Firmenkunden in Österreich und Zentral- und Mitteleuropa des ehemaligen Unternehmensbereichs Firmenkunden. Das Geschäftsfeld HVB Real Estate war größtenteils mit dem ehemaligen Unternehmensbereich Immobilienfinanzierungsgeschäft und Immobilienkunden identisch. Das Geschäftsfeld HVB Corporates & Markets vereinte das Geschäft mit deutschen und österreichischen großen Firmen- und internationalen Kunden des ehemaligen Unternehmensbereichs Firmenkunden und das kapitalmarktorientierte Geschäft des ehemaligen Unternehmensbereichs International Markets. Das Geschäftsfeld HVB Wealth Management vereinte das Private-Banking-Geschäft des ehemaligen Unternehmensbereichs Privat- und Geschäftskunden und das Vermögensverwaltungsgeschäft des ehemaligen Unternehmensbereichs Asset Management.

Seit Januar 2003 führt die HVB Group kein separates Geschäftfeld HVB Wealth Management mehr. Die vormals in diesem Geschäftsfeld ausgewiesenen Geschäftsaktivitäten im Bereich Private Banking und Asset Management wurden je nach Standort des Kunden dem Geschäftsfeld Deutschland bzw. Österreich zugewiesen. Darüber hinaus wurde in Vorwegnahme der geplanten Abspaltung eines Großteils des gewerblichen Immobilienfinanzierungsgeschäfts der HVB Group im Oktober 2002 das vormalige Geschäftsfeld HVB Real Estate in das Geschäftsfeld "Hypo Group" umbenannt und als einzustellender Bereich dargestellt. Damit wurde das Geschäft der HVB Group seit 1. Januar 2003 in drei fortgeführte Geschäftsfelder, nämlich Deutschland, Österreich und CEE und Corporates & Markets und ein als einzustellender Bereich ausgewiesenes Geschäftsfeld, Hypo Group, unterteilt. Darüber hinaus weist die HVB Group weiterhin ein Segment Immobilien Workout und eine Spalte Sonstige/Konsolidierung aus. Konsolidierungen zwischen dem

Bereich Hypo Group und der HVB Group ausschließlich des Bereichs Hypo Group sind in einer separaten Spalte "Konsolidierung" ausgewiesen. Eine Übersicht über die neuen Ressorts in den Geschäftsfeldern Deutschland, Österreich und CEE und Corporates & Markets, die erstmals für das am 30. Juni 2003 endende Halbjahr ausgewiesen wurden, enthält der Abschnitt "—Vergleich der Geschäftsjahre 2003 und 2002—Segmentübersicht."

Um die aktuellen Geschäftsfelder der HVB Group darzustellen und einen Vergleich zwischen den Jahren 2003 und 2002 einerseits und 2002 und 2001 andererseits zu ermöglichen, werden Segmentinformationen in diesem Prospekt – wie bereits im Konzernabschluss 2002 – für Zwecke des Vergleichs der Jahre 2003, 2002 und 2001 auf der Grundlage der seit 1. Januar 2003 ausgewiesenen drei fortgeführten Geschäftsfelder (Deutschland, Österreich und CEE und Corporates & Markets), dem Segment Immobilien Workout sowie der Spalte Sonstige/Konsolidierung dargestellt. Für Zwecke des Vergleichs der Jahre 2002 und 2001 enthalten die Segmentinformationen auch den einzustellenden Bereich (Hypo Group) und die Spalte Konsolidierung, die Konsolidierungsvorgänge zwischen der HVB Group (pro forma) und der Hypo Group widerspiegeln, jedoch nicht Entkonsolidierungseffekte aus der Abspaltung. Seit der Abspaltung eines großen Teils des gewerblichen Immobilienfinanzierungsgeschäfts der HVB Group im September 2003, für bilanzielle Zwecke rückwirkend zum 1. Januar 2003, enthalten die Segmentinformationen für das Jahr 2003 nicht mehr das Geschäftsfeld Hypo Group und die Spalte Konsolidierung.

Die in den Abschnitten "—Vergleich der Geschäftsjahre 2003 und 2002" und "—Vergleich der Geschäftsjahre 2002 und 2001" enthaltenen Angaben für die Geschäftsfelder und anderen Segmente der HVB Group wurden mit der Gewinn- und Verlustrechnung und der Bilanz des Konzerns nach IFRS abgestimmt und Overheadkosten wurden verursachungsgerecht auf die Geschäftsfelder bzw. Unternehmensbereiche verteilt, d.h. die Kosten wurden dem Geschäftsfeld oder Unternehmensbereich zugeordnet, das/der diese verursacht hat. Diese Methode der Kostenverteilung wurde auch bei der Zuordnung von Kosten an den einzustellenden Bereich Hypo Group angewandt. Die Zentralbereiche Group Services, Core IT und Group Corporate Center werden als externe Serviceanbieter behandelt, die den Geschäftsfeldern bzw. Unternehmensbereichen marktübliche Preise für ihre Dienstleistungen in Rechnung stellen bzw. stellten. Geschäfts- oder Firmenwerte werden bzw. wurden den Geschäftsfeldern bzw. den Unternehmensbereichen zugeordnet. In Fällen, wo die Geschäftsaktivitäten eines erworbenen Unternehmens mehr als ein Geschäftsfeld oder Unternehmensbereich umfasst, werden Geschäfts- oder Firmenwert entsprechend des zum Zeitpunkt des Erwerbs erwarteten Anteils am Ergebnis verteilt. Auf der Grundlage ihres jeweiligen Anteils an den Risikopositionen, d.h. Risikoaktiva und den zu unterlegenden Marktrisiken, des Konzerns wurden 2003, 2002 und 2001 jedem Geschäftsfeld jeweils 6,2 % des Kernkapitals als "gebundenes Kernkapital" zugeteilt.

Wichtige bereits erfolgte bzw. geplante Beteiligungsveräußerungen und -akquisitionen im Jahr 2004

Verkauf der Beteiligung der HypoVereinsbank an der Brau und Brunnen AG. Im Februar 2004 einigte sich die HypoVereinsbank mit einer zur Oetker Gruppe gehörenden Finanzierungs- und Beteiligungsgesellschaft über den Verkauf des 61,7%igen Anteils der HypoVereinsbank an der Brau und Brunnen AG ("Brau und Brunnen"). Der maximale vereinbarte Verkaufspreis liegt bei ca. € 222 Mio., wobei in Abhängigkeit von bestimmten Parametern eine Anpassung nach unten möglich ist. Die Durchführung der Transaktion steht unter dem Vorbehalt der kartellrechtlichen Genehmigung.

Integration der Vereins- und Westbank AG. Für die zweite Jahreshälfte 2004 ist die vollständige Integration der Vereins- und Westbank AG ("Vereins- und Westbank") in die HypoVereinsbank geplant. Zu diesem Zweck hat die HypoVereinsbank ihre Beteiligung an der Vereins- und Westbank, die zum 31. Dezember 2003 76,5 % betrug, schrittweise aufgestockt. Am 10. März 2004 hat die HypoVereinsbank bekannt gegeben, dass sie über 95 % an der Vereins- und Westbank hält. Unter Zugrundelegung des durchschnittlichen Börsenkurses für den Zeitraum 31. Dezember 2003 bis 10. März 2004 hat das hinzuerworbene Aktienpaket einen Börsenwert von € 265,6 Mio. Ebenfalls am 10. März 2004 hat die HypoVereinsbank bekannt gegeben, dass sie als nächsten Schritt das Verfahren zum Squeeze-out der Minderheitsaktionäre der Vereins- und Westbank einleiten wird.

Verkauf der Beteiligung der HVB Group an der Gornoslaski Bank Gospordaczy. Im Januar 2004 einigten sich die Bank BPH und die Getin Holding über den Verkauf des 71,2%igen Anteils der Bank BPH an der Gornoslaski Bank Gospordaczy. Der vereinbarte Kaufpreis liegt bei ca. Zloty 255 Mio. (ca. € 53 Mio. bei Umrechnung zu dem am 31. Januar 2004 gültigen Zloty/Euro Wechselkurs). Die Durchführung der Transaktion steht unter dem Vorbehalt der Zustimmung der zuständigen Behörden.

Verkauf bzw. Reduzierung der Anteile der HypoVereinsbank an der Allianz und Münchener Rück. Die HypoVereinsbank hat im ersten Quartal 2004 ihren 3,2%igen Anteil an der Allianz veräußert und ihren 13,2%igen Anteil an der Münchener Rück auf knapp unter 10 % reduziert. Mit den Anteilsveräußerungen erlöste die HVB Group per 1. März 2004 einen Verkaufspreis von insgesamt € 1.917 Mio. Siehe auch "—Wesentliche Bilanzierungs- und Bewertungsmethoden—IAS 39."

Verkauf eines Anteils an der Wienerberger AG. Im Februar 2004 veräußerte die Bank Austria Creditanstalt einen 14,6%igen Anteil an der Wienerberger AG in einem Block Trade an institutionelle Investoren. Der Veräußerungserlös betrug € 235,2 Mio.

Verkauf der Beteiligung der HypoVereinsbank an der Grand Central Re Limited. Im Zuge des weiteren Abbaus nicht-strategischer Beteiligungen und Aktivitäten plant die HypoVereinsbank im Laufe des Jahres 2004 ihre 92,5%ige Beteiligung an der Grand Central Re Limited ("Grand Central Re"), einer Gesellschaft mit Sitz in Bermuda, die der Versicherungsaufsicht in Bermuda untersteht und strukturiertes Rückversicherungsgeschäft betreibt, zu veräußern. In 2003 bestanden Überlegungen, das Geschäftsmodell der Grand Central Re um bestimmte kapitalmarktorientierte Aktivitäten, insbesondere im Bereich Kreditrisikomanagement und -strukturierung zu erweitern, um darüber künftig Teile des rating-sensitiven Credit Treasury Geschäfts der HVB Group zu betreiben, soweit dies nicht mehr zu den Kernaktivitäten der HVB Group zählt. Wegen des mit der geplanten Geschäftsausweitung bei der Grand Central Re verbundenen hohen Kapitalbedarfs wurde vom weiteren Ausbau der Grand Central Re abgesehen. Da auch das ursprüngliche Geschäftsmodell der Grand Central Re nicht mehr zu den Kernaktivitäten der HVB Group zählt, wurde die Veräußerung der Beteiligung beschlossen und als Folge der Veräußerungsabsicht in 2003 eine währungsbedingte Wertminderung in Höhe von € 58 Mio. auf den Beteiligungsbuchwert vorgenommen. Siehe "—Vergleich der Geschäftsjahre 2003 und 2002—Ertragslage—Finanzanlageergebnis."

Wichtige Beteiligungs- und sonstige Vermögensveräußerungen und -akquisitionen im Jahr 2003

Reduzierung des Anteils der HypoVereinsbank an der Bank Austria Creditanstalt. Im Rahmen ihres Transformationsprogramms 2003 reduzierte die HypoVereinsbank im Juli 2003 ihre Anteile an der Bank Austria Creditanstalt von über 99,99 % um ca. 22,5 % auf 77,5 %. Die HypoVereinsbank reduzierte ihre Beteiligung durch eine Kapitalerhöhung der Bank Austria Creditanstalt, die von Dritten (ohne Beteiligung der HypoVereinsbank) gezeichnet und im Wege eines öffentlichen Angebots in Österreich platziert wurde. Im Rahmen der Transaktion wurde nahezu das gesamte Aktienkapital der Bank Austria Creditanstalt, abgesehen von Namensaktien mit einem Anteil von weniger als 0,01 % des Aktienkapitals der Bank Austria Creditanstalt, an der Wiener Börse notiert. Der Bank Austria Creditanstalt floss aus dem Angebot ein Brutto-Emissionserlös von € 958 Mio. zu. Wie zwischen der HypoVereinsbank und der Bank Austria Creditanstalt vereinbart, wandte die Bank Austria Creditanstalt einen Gesamtbetrag von ca. € 439 Mio. des Emissionserlöses aus dem Angebot für den Erwerb der verbleibenden direkt von der HypoVereinsbank gehaltenen Beteiligung in Höhe von 18,95 % an der polnischen Banktochtergesellschaft der Bank Austria Creditanstalt, Bank Przemyslowo-Handlowy PBK S.A., Krakau ("Bank BPH"), in mehreren Tranchen zwischen August und Dezember 2003 auf.

Mit dem der HypoVereinsbank verbleibenden Anteilsbesitz von ca. 77,5 % an der Bank Austria Creditanstalt bleibt die Bank Austria Creditanstalt eine vollkonsolidierte Tochtergesellschaft der HypoVereinsbank. Daher werden die Ergebnisse der Bank Austria Creditanstalt im Konzernabschluss der HVB Group vollständig enthalten sein. Die Veräußerung eines Minderheitenanteils an der Bank Austria Creditanstalt von 22,5 % durch die HypoVereinsbank schlägt sich jedoch in den Fremdanteilen am Jahresüberschuss (-fehlbetrag) in der Gewinn- und Verlustrechnung der HVB Group und den Anteilen im Fremdbesitz in der Bilanz nieder. In dem am 31. Dezember 2003 endenden Geschäftsjahr beliefen sich die Fremdanteile am Jahresfehlbetrag der HVB Group auf minus € 197 Mio., einschließlich minus € 118 Mio. Fremdanteile am Jahresfehlbetrag des im Juli 2003 platzierten Minderheitenanteils an der Bank Austria Creditanstalt in Höhe von 22,5 %. Die Anteile im Fremdbesitz der HVB Group beliefen sich zum 31. Dezember 2003 auf insgesamt € 2.476 Mio., einschließlich € 1.006 Mio. betreffend den im Juli 2003 platzierten Minderheitenanteil an der Bank Austria Creditanstalt in Höhe von 22,5 %. Auf Pro-forma-Basis, als ob ein Minderheitenanteil von 22,5 % an der Bank Austria Creditanstalt zum 1. Januar 2002 platziert worden wäre, wären die Fremdanteile am Jahresfehlbetrag der HVB Group für das am 31. Dezember 2002 endende Geschäftsjahr um € 114 Mio. gesunken, was zu Fremdbesitzanteilen am Jahresfehlbetrag von minus € 85 Mio. geführt hätte.

Übertragung eines Großteils des gewerblichen Immobilienfinanzierungsgeschäfts der HVB Group. Im Vorgriff auf die Abspaltung eines Großteils ihres gewerblichen Immobilienfinanzierungsgeschäfts im September 2003 und die damit im Zusammenhang stehende Übertragung mehrerer ausländischer gewerblicher Immobilienfinanzierungsportfolios der HypoVereinsbank hat die HVB Group diese Geschäftsaktivität, die dem vormaligen Geschäftsfeld "HVB Real Estate" des Konzerns entspricht, im Konzernabschluss 2002 der HVB Group als einzustellenden Bereich unter dem Namen "Hypo Group" ausgewiesen. Das Segment Hypo Group beinhaltete weder die gewerblichen Immobilienfinanzierungsportfolios der HypoVereinsbank in Deutschland (ausgenommen die bei der HypoVereinsbank verbuchten gewerblichen Cross-border Immobilienfinanzierungsportfolios) noch das Immobilienfinanzierungsgeschäft der HVB Group in Österreich und Zentral- und Osteuropa, die nicht auf die Hypo Real Estate Group übertragen wurden, noch das Immobilienfinanzierungsportfolio der HVB Group in den Vereinigten Staaten, das nach Vollzug der Abspaltung an die Hypo Real Estate Group veräußert und übertragen wurde. Das Segment Hypo Group wird im Konzernabschluss 2002 der HVB Group (und den Vergleichszahlen für 2001) so ausgewiesen, als wäre die Hypo Group ein eigenständiger von der HVB Group getrennter Konzern. Der Ausweis der Hypo Group als einzustellender Bereich erforderte die erstmalige Anwendung von IAS 35.

Im Dezember 2003 schloss die HVB Group den Verkauf ihres U.S.-amerikanischen gewerblichen Immobilienfinanzierungsportfolios an die Hypo Real Estate Group mit einem Kreditvolumen von ca. USD 3,96 Mrd. und zusätzlichen nicht gezogenen Kreditlinien in Höhe von ca. USD 1,27 Mrd. (jeweils zum 25. November 2003) zu einem Kaufpreis von € 3,5 Mrd. ab. Der Großteil der Darlehen wurde physisch ("true sale") übertragen, und nur ein kleiner Teil des gesamten Kreditvolumens wurde synthetisch übertragen.

Verkauf der norisbank AG und anderer nicht strategischer Tochtergesellschaften und Beteiligungen. Im Juli 2003 vereinbarte die HypoVereinsbank den Verkauf ihrer 100%igen Beteiligung an der norisbank AG ("norisbank") an die DZ Bank AG zu einem Kaufpreis von € 416 Mio. Die Übertragung der Beteiligung der HypoVereinsbank an der norisbank und die Zahlung des endgültigen Kaufpreises von € 416 Mio. erfolgten zum 30. September 2003. Der Transaktionsstruktur entsprechend verblieben die von der norisbank in dem am 30. September 2003 endenden Neun-Monatszeitraum erzielten Ergebnisse bei der HVB Group.

Im Oktober 2003 vereinbarte die HVB Group den Verkauf ihrer 100%igen Beteiligung an der Bank von Ernst & Cie. AG ("Bank von Ernst") zu einem Kaufpreis von ca. € 320 Mio. an The Royal Bank of Scotland plc, vorbehaltlich gewisser Preisanpassungen auf der Grundlage der geprüften Bilanz der Bank von Ernst zum 30. November 2003. Die Übertragung der Beteiligung der HVB Group an der Bank von Ernst und die Zahlung des Kaufpreises von € 320 Mio. erfolgte zum 28. November 2003. Die HypoVereinsbank geht aufgrund der Bilanzzahlen davon aus, dass es nicht zu einer Reduzierung des Kaufpreises kommen wird.

Im November 2003 vereinbarte die HypoVereinsbank den Verkauf einer 75,1%igen Beteiligung an ihrem Immobilienvermögensverwaltungsgeschäft an INVESCO. Zu der verkauften Beteiligung gehörten sieben nicht konsolidierte Immobilienfonds sowie zwei nicht konsolidierte Immobilien-Spezialfonds. Das von den verkauften Immobilienfonds verwaltete Immobilienvermögen belief sich auf € 3,5 Mrd. Die HVB Group realisierte durch den zum 30. Dezember 2003 abgeschlossenen Verkauf im Jahr 2003 einen Veräußerungsgewinn von € 15 Mio. Ein weiterer Gewinn in Höhe von € 5 Mio. wurde in 2003 in einer nicht konsolidierten Einheit realisiert.

Gründung der HVB Global Assets Company L.P. Im August 2003 errichtete die HVB Group die HVB Global Assets Company L.P. ("HVB Global Assets"), eine konsolidierte Tochtergesellschaft der HVB Group, an welche die HVB Group einen Teil ihres Projektfinanzierungsportfolios zusammen mit Kreditzusagen übertragen hat. Zum 31. Dezember 2003 betrug das Forderungsvolumen der HVB Global Assets ca. € 807 Mio. Zwischen Oktober und Dezember 2003 erwarb die General Electric Capital Corporation, Stamford, als Finanzinvestor sukzessive eine indirekte Beteiligung an der HVB Global Assets gegen Bareinlage. Zum 31. Dezember 2003 betrug diese Beteiligung ca. € 747 Mio. Für deutsche bankaufsichtsrechtliche Zwecke gilt die HVB Global Assets als Finanzunternehmen, das für bankaufsichtsrechtliche Zwecke in der HVB Group konsolidiert wird. Daher gilt die Beteiligung der General Electric Capital Corporation an der HVB Global Assets für bankaufsichtrechtliche Zwecke als konsolidiertes Kernkapital. Zudem führte die Beteiligung der General Electric Capital Corporation an der HVB Global Assets zu einer Erhöhung der Anteile im Fremdbesitz der HVB Group um ca. € 747 Mio. Da diese Transaktion im vierten Quartal 2003 durchgeführt wurde, hatte sie nur marginale Auswirkungen auf das Ergebnis der HVB Group 2003, also auch auf die Minderheitenanteile am Jahresfehlbetrag.

Übertragung von Pensionsrückstellungen auf den HVB Trust. Im Dezember 2003 übertrug die HVB Group Pensionsrückstellungen in Höhe von € 1.613 Mio. auf den HVB Trust in Form eines Contractual Trust Arrangement (CTA). Die übertragenen Pensionsrückstellungen bezogen sich auf Verpflichtungen der HypoVereinsbank aus Direktzusagen, die Mitarbeitern der HypoVereinsbank vor dem 1. März 2003 erteilt wurden. Insgesamt ergaben sich übertragene Rückstellungen in Höhe von insgesamt € 1.613 Mio. Der HVB Trust wurde mit entsprechenden Vermögenswerten dotiert, die in Höhe von € 1.415 Mio. aus Barmitteln, die bei der HypoVereinsbank als Bareinlage angelegt und durch diese besichert wurden, in Höhe von € 73 Mio. aus von Unternehmen der HVB Group emittierten variabel verzinslichen Wertpapieren und in Höhe von € 125 Mio. aus von öffentlichen Schuldnern emittierten variabel verzinslichen Wertpapieren bestanden. Die Übertragung von Pensionsrückstellungen und Treuhandvermögen an den HVB Trust im Dezember 2003 führte zu einer entsprechenden Reduzierung der Aktiva und Passiva der HVB Group. Die Übertragung hatte keine Auswirkungen auf den Pensionsaufwand der HVB Group für 2003. Infolge der Übertragung dürfte sich der Pensionsaufwand in den nächsten Jahren aufgrund des bestehenden Aufwanderstattungsanspruchs der HVB Group gegenüber dem HVB Trust aus dem CTA erheblich reduzieren.

Akquisition der Central Profit banka d.d. Im vierten Quartal 2003 erwarb die Bank Austria Creditanstalt einen Anteil von 76,5 % an der Central Profit banka d.d. Sarajevo, der - gemessen an der Bilanzsumme zum Jahresende 2002 in Höhe von ca. € 186 Mio. - viertgrößten bosnischen Bank. Anschließend hat die Bank Austria Creditanstalt ein Übernahmeangebot gegenüber den Minderheitsgesellschaftern, die insgesamt fast 5 % an der Bank hielten, abgegeben und ihre Beteiligungsquote auf 81,8 % aufgestockt.

Es ist geplant, die Central Profit banka d.d. in 2004 mit der Banka Bosnia i Hercegovina d.d. zu fusionieren und die fusionierte Bank erstmalig in der HVB Group zu konsolidieren.

Veräußerung der "Fünf Höfe". Im Dezember 2003 verkaufte die HypoVereinsbank die Einkaufspassage "Fünf Höfe" in München zum Verkaufspreis von € 270,5 Mio. an die Immobilienfondsgesellschaft Difa. Dadurch erzielte die HypoVereinsbank einen Veräußerungsgewinn von ca. € 76 Mio.

Verkauf einer Beteiligung an der CA Versicherung AG. Mit Wirkung zum 3. Dezember 2003 verkaufte die Bank Austria Creditanstalt eine 40%ige Beteiligung an der CA Versicherung AG zu einem Verkaufspreis von ca. € 72 Mio. an die Wiener Städtische Versicherung AG.

Verkauf einer Beteiligung an der Union Versicherung AG. Mit Wirkung zum 3. Dezember 2003 verkaufte die Bank Austria Creditanstalt eine ca. 23%ige Beteiligung an der Union Versicherung AG in zwei Tranchen an die Wiener Städtische Versicherung AG bzw. die ERGO International AG zu einem Verkaufspreis von insgesamt ca. € 65 Mio.

Umwandlung eines Genussrechts in eine Beteiligung an einer Tochtergesellschaft der AVZ-Stiftung. Im Mai 2003 erwarb die Bank Austria Creditanstalt im Wege der Umwandlung eines Genussrechts eine 49%ige Beteiligung an einer Tochtergesellschaft der AVZ-Stiftung, der A & B Bankenholding. Die A & B Bankenholding ist eine Holding-Gesellschaft für mehrere Minderheitsbeteiligungen, unter anderem an drei österreichischen Regionalbanken (37,5 % an der Bank für Tirol und Vorarlberg Aktiengesellschaft, 28 % an der Bank für Kärnten und Steiermark Aktiengesellschaft und 29,4 % an der Oberbank AG). Wegen der Beziehungen der HVB Group zur AVZ-Stiftung siehe auch "Beziehungen und Transaktionen mit wesentlichen Aktionären und bestimmten anderen Personen—Bestimmte Beziehungen und Transaktionen—Beziehungen zur AVZ-Stiftung."

Veräußerung der 100%igen Beteiligung an der BACA Asset Finance Limited. Mit Wirkung zum 30. September 2003 verkaufte die Bank Austria Creditanstalt ihre 100%ige Beteiligung an der BACA Asset Finance Limited an die Fortis Lease UK Ltd. für einen Verkaufspreis von € 37,7 Mio.

Wichtige Beteiligungsveräußerungen und -akquisitionen im Jahr 2002

Entkonsolidierung der CA IB-Gesellschaften. Die Entkonsolidierung verschiedener CA IB-Gesellschaften aufgrund von Unwesentlichkeit im Jahr 2002 führte für die HVB Group zu einem Gewinn von € 26 Mio.

Verkauf des Anteils an der VISA-SERVICE Kreditkarten AG. 2002 erzielte die HVB Group mit dem Verkauf ihrer 24,9 %igen Beteiligung an der VISA-SERVICE Kreditkarten AG einen Veräußerungsgewinn von € 50 Mio.

Verkauf der SelfTrade S.A. Im Dezember 2002 erzielte die HVB Group mit dem Verkauf ihrer Online-Broker-Tochtergesellschaft SelfTrade S.A. an FIMATEX S.A. einen Veräußerungsgewinn von € 36 Mio. Dieser Veräußerungsgewinn wurde durch außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte der SelfTrade S.A. im Jahr 2002 in Höhe von € 164 Mio. mehr als ausgeglichen (2001 betrugen diese außerplanmäßigen Abschreibungen auf Geschäfts- oder Firmenwerte € 100 Mio.).

Verkauf von Minderheitsbeteiligungen an mehreren Unternehmen. 2002 erwirtschaftete die HVB Group aus der Veräußerung ihrer Beteiligungen an E.ON AG, Deutsche Börse AG, Dresdner Bank AG, Spaten Franziskaner KGaA und Clearstream AG einen Veräußerungsgewinn von € 632 Mio.

Erwerb von Beteiligungen an Banken in Zentral- und Osteuropa. Im April 2002 erwarb die Bank Austria Creditanstalt für einen Kaufpreis von € 139 Mio. insgesamt 90,1 % der Anteile an der Splitska Banka d.d., der – gemessen an der Bilanzsumme zum 31. Dezember 2002 – viertgrößten Bank Kroatiens. 87,6 % der Anteile wurden von der UniCredito Italiano S.p.A. und der kroatischen Staatsagentur für Einlagensicherung und Bankensanierung, weitere 2,5 % von zahlreichen Minderheitsaktionären erworben. Die Splitska Banka d.d. wird seit dem 1. Mai 2002 in der HVB Group konsolidiert. Im Oktober 2002 schloss die HVB Group durch die Bank Austria Creditanstalt die Akquisition von nahezu 100 % der Anteile an der Commercial Bank Biochim AD ab, der – gemessen an der Bilanzsumme – viertgrößten Bank Bulgariens. Nach der Akquisition wurde die Commercial Bank Biochim AD mit der bestehenden Tochtergesellschaft der BA-CA Gruppe HVB Bank Bulgaria EAD verschmolzen. Die Commercial Bank Biochim AD wird seit dem 1. Januar 2003 in den Konzernabschlüssen der HVB Group konsolidiert.

Verkauf der 94%igen Beteiligung an der Bayerischen Immobilien-Leasing GmbH. & Co. Verwaltungs-KG. Zum 30. Juni 2002 verkaufte die HypoVereinsbank ihren 94%igen Anteil an der Bayerischen Immobilien-Leasing GmbH. & Co. Verwaltungs-KG an die LHI Leasing und Beteiligungs GmbH für einen Verkaufspreis von ca. € 77 Mio. Der Veräußerungsgewinn betrug € 1 Mio. In 2003 musste eine Rückstellung für Verpflichtungen aus dem Kaufvertrag in Höhe von € 15 Mio. gebildet werden.

Veräußerung einer über 99%igen Beteiligung an der Westfalenbank AG. Zum 5. August 2002 erwarb die HypoVereinsbank im Wege der Kapitalerhöhung gegen Sacheinlage einen ca. 27%igen Anteil an der Falke Bank AG. Im Gegenzug wurde die 99,8%ige Beteiligung der HypoVereinsbank an der Westfalenbank als Sacheinlage eingebracht. Neben der Beteiligung an der Falke Bank erhielt die HypoVereinsbank zusätzlich ca. € 123 Mio. in bar. Der Kaufpreis wurde durch die Übernahme von diversen Garantien und Verpflichtungen im Kaufvertrag und die daraus resultierenden Rückstellungen geschmälert. Bis Ende 2002 reduzierte die HypoVereinsbank ihren Anteil an der Falke Bank auf etwas unter 10 %.

Erwerb und Veräußerung einer ca. 8,3%igen Beteiligung an der Oesterreichischen Kontrollbank. Mit Wirkung zum 28. März 2002 erwarb die Bank Austria Creditanstalt zu einem Kaufpreis von € 34,2 Mio. von der Westdeutschen Landesbank ca. 8,3 % der Anteile der Oesterreichischen Kontrollbank und veräußerte diese unmittelbar an eine Tochtergesellschaft der AVZ-Stiftung, eine Holding-Gesellschaft für Minderheitsbeteiligungen, weiter.

Wichtige Beteiligungsveräußerungen und -akquisitionen im Jahr 2001

Verkauf der Hypo Foreign & Colonial Management (Holdings) Ltd. Im ersten Quartal 2001 verkaufte die HypoVereinsbank ihre 90%ige Beteiligung an ihrer Vermögensverwaltungstochtergesellschaft Hypo Foreign & Colonial Management (Holdings) Ltd. ("Hypo Foreign & Colonial") an EUREKO B.V. Durch dem Verkauf, der im März 2001 abgeschlossen wurde, erzielte die HVB Group einen Veräußerungsgewinn von € 370 Mio.

Verkauf der Banco Popular Español. Im Dezember 2001 verkaufte die HypoVereinsbank ihre 4,7%ige Beteiligung an der Banco Popular Español an die Allianz AG (4,1 %) und den Markt (0,6 %). Aus dem Verkauf, der im Dezember 2001 abgeschlossen wurde, erzielte die HVB Group einen Veräußerungsgewinn von € 106 Mio.

Verkauf der Beteiligungen der BA-CA Gruppe an der Bank für Kärnten und Steiermark AG, der Bank für Tirol und Vorarlberg AG sowie der Oberbank AG und Übertragung weiterer BA-CA-Kapitalbeteiligungen. Im Dezember 2001 verkaufte die BA-CA Gruppe ihre 28,0%ige Beteiligung an der Bank für Kärnten und Steiermark AG, ihre 37,5%ige Beteiligung an der Bank für Tirol und Vorarlberg AG sowie ihre 29,4%ige Beteiligung an der Oberbank AG an die A & B Bankenholding, eine Tochtergesellschaft der AVZ-Stiftung, und übertrug weitere Kapitalbeteiligungen der BA-CA Gruppe an Wirtschaftsunternehmen an eine Tochtergesellschaft der B&C Privatstiftung. Aus diesen Verkäufen, die im Dezember 2001 abgeschlossen wurden, erzielte die HVB Group einen Veräußerungsgewinn von € 103 Mio. Wegen der Beziehungen der HVB Group zur B & C Stiftung siehe auch "Beziehungen und Transaktionen mit wesentlichen Aktionären und bestimmten anderen Personen—Bestimmte Beziehungen und Transaktionen—Beziehungen zur B&C Privatstiftung."

Vergleich der Geschäftsjahre 2003 und 2002

Überblick

Die nachstehende Tabelle enthält die zusammengefasste konsolidierte Gewinn- und Verlustrechnung der HVB Group für die Geschäftsjahre 2003 und 2002:

	Geschäftsjahr				
	2003	2002 *(pro forma)*[1]	2003/2002 *(pro forma)*[1]	2002 *(tatsächlich)*	2003/2002 *(tatsächlich)*
	(in Mio. €)		Veränderung (in %)	(in Mio. €)	Veränderung (in %)
Zinsüberschuss	5.881	5.936	(0,9)	6.649	(11,6)
Kreditrisikovorsorge	2.313	3.292	(29,7)	3.797	(39,1)
Zinsüberschuss nach Kreditrisikovorsorge	3.568	2.644	34,9	2.852	25,1
Provisionsüberschuss	2.795	2.672	4,6	2.684	4,1
Handelsergebnis	820	787	4,2	787	4,2
Verwaltungsaufwand[1]	6.371	6.896	(7,6)	7.076	(9,9)
Saldo sonstige betriebliche Erträge/Aufwendungen	620	180	>100	115	>100
Betriebsergebnis	1.432	(613)	>100	(638)	>100
Finanzanlageergebnis	(1.806)	587	>(100)	649	>(100)
Abschreibungen auf Geschäfts- oder Firmenwerte	1.134	395	>100	395	>100
Zuführung zu Restrukturierungsrückstellungen[2]	—	283	(100)	286	(100)
Saldo übrige Erträge/Aufwendungen	(638)	(149)	>(100)	(151)	>(100)
Ergebnis vor Steuern	(2.146)	(853)	>(100)	(821)	>(100)
Ertragsteuern	296	(3)	>100	37	>100
Jahresüberschuss (-fehlbetrag)	(2.442)	(850)	>(100)	(858)	>(100)
Fremdanteile am Jahresüberschuss (-fehlbetrag)	(197)	41	>(100)	29	>(100)
Jahresüberschuss (-fehlbetrag) ohne Fremdanteile	(2.639)	(809)	>(100)	(829)	>(100)
Operative Erträge[3]	10.116	9.575	5,7	10.235	(1,2)

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, finden sich in "Pro-forma-Finanzinformationen—Einleitung."

(2) Der Verwaltungsaufwand beinhaltet nicht mehr die Zuführungen zu Restrukturierungsrückstellungen.

(3) Zuführungen zu Restrukturierungsrückstellungen umfassen Rückstellungen für Maßnahmen, die auf künftige Kosteneinsparungen abzielen (z.B. Abstandszahlungen und Rückbaukosten für künftig nicht mehr benötigte Mietobjekte sowie Zahlungen im Zusammenhang mit Abfindungsvereinbarungen und Altersteilzeitregelungen). Die Nettozuführungen zu diesen Rückstellungen wurden 2002 erstmals separat ausgewiesen.

(4) Umfasst Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und den Saldo der sonstigen betrieblichen Erträge/Aufwendungen.

Das Betriebsergebnis der HVB Group in Höhe von € 1.432 Mio. im Jahr 2003 spiegelt im Vergleich zu dem negativen Betriebsergebnis der HVB Group (pro forma) von € 613 Mio. im Jahr 2002 in erster Linie einen Rückgang der Kreditrisikovorsorge um € 979 Mio., einen Anstieg des Provisionsüberschusses um € 123 Mio., einen Rückgang des Verwaltungsaufwands um € 525 Mio. und einen Anstieg des Saldos der sonstigen betrieblichen Erträge und Aufwendungen um € 440 Mio. bei einem geringfügig gesunkenen Zinsüberschuss (minus € 55 Mio.) und einem geringfügig gestiegenen Handelsergebnis (plus € 33 Mio.) wider. Die Gründe für den Rückgang der Kreditrisikovorsorge lagen vor allem darin, dass die HVB Group in 2003 – anders als in 2002 – nicht von unerwarteten Großinsolvenzen oder einer Notwendigkeit zur Erhöhung der pauschalierten Einzelwertberichtigungen betroffen wurde. Der Anstieg des Provisionsüberschusses resultierte aus einem Anstieg aller Arten von Provisionserträgen im Bereich des Wertpapier- und Depotgeschäfts unter anderem aufgrund von gestiegenen Transaktionszahlen und dem erfolgreichen Absatz neuer Anlageprodukte. Der Rückgang des Verwaltungsaufwands war vor allem auf die erfolgreiche Umsetzung des Kapazitätsanpassungsprogramms (ca. 60 %) sowie Entkonsolidierungs- und Währungseffekte (ca. 40 %) zurückzuführen. Im Anstieg des Saldos der sonstigen betrieblichen Erträge und Aufwendungen schlugen sich die Gewinne aus der Veräußerung der norisbank (€ 279 Mio.) und Bank von Ernst (€ 189 Mio.) nieder. Der leichte Rückgang des Zinsüberschusses in 2003 beruhte vor allem auf Volumensrückgängen durch den im Rahmen des Transformationsprogramms 2003 vollzogenen Abbau der Risikoaktiva und auf Währungseffekten aus dem Kursrückgang des U.S. Dollar und polnischen Zloty gegenüber dem Euro. Diese Belastungen konnten durch Margenverbesserungen im Kreditgeschäft weitgehend ausgeglichen werden. Der leichte Anstieg des Handelsergebnisses in 2003 resultierte aus dem kursbezogenen Geschäft.

Das negative Finanzanlageergebnis der HVB Group im Jahr 2003 in Höhe von € 1.806 Mio. reflektierte vor allem die Wertminderungen bei AfS-Finanzanlagen (€ 2.198 Mio.), insbesondere auf die Anteile der HVB Group an der Allianz, Münchener Rück und ERGO (€ 1.825 Mio.), die durch Veräußerungsgewinne (€ 127 Mio.) aus dem Verkauf der Fünf Höfe und der Beteiligung an der Union-Versicherung nur geringfügig kompensiert wurden. Die Abschreibungen auf Geschäfts- oder Firmenwerte der HVB Group im Jahr 2003 in Höhe von € 1.134 Mio. betrafen vor allem außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte in Höhe von € 918 Mio., darunter den Goodwill der Bank Austria Creditanstalt in Höhe von € 800 Mio., sowie planmäßige Abschreibungen auf Geschäfts- oder Firmenwerte in Höhe von € 216 Mio. Der Saldo übrige

Erträge/Aufwendungen in Höhe von minus € 638 Mio. enthielt vor allem die Risikoabschirmung gegen einen Jahresfehlbetrag als Folge von Einzelwertberichtigungen in Höhe bis zu € 460 Mio. zugunsten der Hypo Real Estate Bank. Dabei ging die HypoVereinsbank davon aus, dass die Hypo Real Estate Bank die Risikoabschirmung in voller Höhe in Anspruch nehmen wird. Die Ertragsteuern der HVB Group stiegen im Jahr 2003 vor allem wegen der Auflösung von in Vorjahren gebildeten aktiven latenten Steuern auf € 296 Mio. Der sich ergebende Jahresfehlbetrag der HVB Group im Jahr 2003 in Höhe von € 2.442 Mio. erhöhte sich durch Fremdanteile in Höhe von minus € 197 Mio. auf € 2.639 Mio., während im Vorjahr vom Jahresfehlbetrag (pro forma) von € 850 Mio. € 41 Mio. auf Fremdanteile entfielen. Diese Entwicklung resultierte aus der Reduzierung der Beteiligung der HypoVereinsbank an der Bank Austria Creditanstalt von über 99 % auf 77,5 % durch die Ausgabe und Platzierung neuer Aktien in Höhe von 22,5 % des Grundkapitals bei konzernfremden Dritten, denen ein entsprechender Anteil am positiven Ergebnis der BA-CA Gruppe für das Jahr 2003 zusteht und damit den Jahresfehlbetrag der HVB Group erhöht.

Zusammenfassend lassen sich die wesentlichen Sondereffekte, die das Jahresergebnis der HVB Group in 2003 per saldo mit € 2.756 Mio. belastet haben, wie folgt darstellen:

- *Saldo sonstige betriebliche Erträge/Aufwendungen.* Der Saldo der sonstigen betrieblichen Erträge/Aufwendungen enthielt als positiven Sondereffekt einen Veräußerungsgewinn in Höhe von insgesamt € 468 Mio. aus dem Verkauf der norisbank und der Bank von Ernst.
- *Finanzanlageergebnis.* Das Finanzanlageergebnis war durch Sondereffekte in Form von Wertminderungen bei AfS-Finanzinstrumenten in Höhe von € 1.989 Mio. beeinflusst, denen einmalige Erträge aus dem Verkauf von Finanzanlagen in Höhe von € 127 Mio. gegenüber standen.
- *Abschreibungen auf Geschäfts- oder Firmenwerte.* Die Sondereffekte aufgrund von außerplanmäßigen Abschreibungen, einschließlich derjenigen auf den Geschäfts- und Firmenwert der Bank Austria Creditanstalt, beliefen sich auf € 902 Mio. Eine sonstige außerplanmäßige Abschreibung in Höhe von € 16 Mio. auf eine kleine Beteiligung wurde von der HypoVereinsbank nicht als Sondereffekt definiert.
- *Saldo übrige Ertrage/Aufwendungen.* Der Saldo der übrigen Erträge/Aufwendungen enthielt als Sondereffekt übrige Aufwendungen in Höhe von € 460 Mio. für die Risikoabschirmung der Hypo Real Estate Bank gegen einen Jahresfehlbetrag als Folge von Einzelwertberichtigungen.

Hätten weder die positiven noch die negativen vorgenannten Sondereffekte vorgelegen, hätte sich das Ergebnis vor Steuern der HVB Group im Jahr 2003 auf € 610 Mio. (statt tatsächlich minus € 2.146 Mio.) belaufen. Ohne Berücksichtigung der positiven Effekte aus der Veräußerung der norisbank und Bank von Ernst hätte die Cost-Income-Ratio (auf der Basis der operativen Erträge) der HVB Group in 2003 bei 66,0 % (statt tatsächlich bei 63,0 %) gelegen. Ohne Berücksichtigung der vorgenannten Wertminderungen auf AfS-Finanzinstrumente hätte die Kernkapitalquote (BIZ) der HVB Group zum 31. Dezember 2003 bei 6,8 % (statt tatsächlich bei 5,9 %) und die Eigenmittelquote (BIZ) bei 10,8 % (statt tatsächlich bei 9,7 %) gelegen.

Segmentübersicht

Die nachstehende Tabelle enthält die zusammengefasste Gewinn- und Verlustrechnung der HVB Group für die Geschäftsjahre 2003 und 2002 nach Segmenten:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu	Hypo Group *(einzustellender Bereich)*	Konsolidierung	HVB Group alt
					(in Mio. €)				
Zinsüberschuss									
2003	2.911	1.948	1.356	(12)	(322)	5.881	—	—	—
2002	2.954	1.981	1.373	(10)	(362)	5.936[1]	736[1]	(23)	6.649
Kreditrisikovorsorge									
2003	1.455	461	330	58	9	2.313	—	—	—
2002	1.853	511	919	—	9	3.292[1]	505	—	3.797
Provisionsüberschuss									
2003	1.236	1.109	451	—	(1)	2.795	—	—	—
2002	1.187	1.064	418	(2)	5	2.672[1]	12	—	2.684
Handelsergebnis									
2003	5	105	652	—	58	820	—	—	—
2002	3	30	699	—	55	787[1]	—	—	787
Verwaltungsaufwand									
2003	2.943	2.285	1.086	13	44	6.371	—	—	—
2002	3.266	2.222	1.319	27	62	6.896[1]	254	(74)	7.076
Saldo sonstige betriebliche Erträge/ Aufwendungen									
2003	524	37	6	(3)	56	620	—	—	—
2002	28	24	30	(4)	102	180[1]	14	(79)	115
Betriebsergebnis									
2003	278	453	1.049	(86)	(262)	1.432	—	—	—
2002	(947)	366	282	(43)	(271)	(613)[1]	3	(28)	(638)
Finanzanlageergebnis									
2003	(26)	63	7	—	(1.850)	(1.806)	—	—	—
2002	(99)	50	(267)	—	903	587[1]	62	—	649
Abschreibungen auf Geschäfts- oder Firmenwerte									
2003	19	721	389	—	5	1.134	—	—	—
2002	215	118	59	—	3	395[1]	—	—	395
Zuführungen zu Restrukturierungsrückstellungen									
2003	—	—	—	—	—	—	—	—	—
2002	212	2	35	—	34	283[1]	3	—	286
Saldo übrige Erträge/Aufwendungen									
2003	(9)	(7)	(1)	(152)	(469)	(638)	—	—	—
2002	(11)	(2)	(3)	(115)	(18)	(149)[1]	(2)	—	(151)
Ergebnis vor Steuern									
2003	224	(212)	666	(238)	(2.586)	(2.146)	—	—	—
2002	(1.484)	294	(82)	(158)	577	(853)[1]	60	(28)	(821)
Darunter:									
BA-CA Gruppe									
2003	—	(212)	(154)	—	7	(359)	—	—	—
2002	—	294	(42)	—	34	286[1]	—	—	—

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-Forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Die nachstehende Tabelle enthält die Segmentdaten für das Geschäftsjahr 2002 nach der alten und der neuen Kosten- und Segmentzuordnungsmethode. Siehe "—Einleitung—Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu *(pro forma)*[1]	Hypo Group *(einzustellender Bereich, pro forma)*[1]	Konsolidierung	HVB Group alt
					(in Mio. €)				
Zinsüberschuss									
tatsächlich	2.954	1.968	1.382	(10)	(358)	5.936	736	(23)	6.649
angepasst	2.954	1.981	1.373	(10)	(362)	5.936	736	(23)	6.649
Kreditrisikovorsorge									
tatsächlich	1.853	511	919	—	9	3.292	505	—	3.797
angepasst	1.853	511	919	—	9	3.292	505	—	3.797
Provisionsüberschuss									
tatsächlich	1.187	1.044	418	(2)	25	2.672	12	—	2.684
angepasst	1.187	1.064	418	(2)	5	2.672	12	—	2.684
Handelsergebnis									
tatsächlich	3	91	699	—	(6)	787	—	—	787
angepasst	3	30	699	—	55	787	—	—	787
Verwaltungsaufwand									
tatsächlich	3.189	2.226	1.395	29	57	6.896	254	(74)	7.076
angepasst	3.266	2.222	1.319	27	62	6.896	254	(74)	7.076
Saldo sonstige betriebliche Erträge/ Aufwendungen									
tatsächlich	28	24	30	(4)	102	180	14	(79)	115
angepasst	28	24	30	(4)	102	180	14	(79)	115
Betriebsergebnis									
tatsächlich	(870)	390	215	(45)	(303)	(613)	3	(28)	(638)
angepasst	(947)	366	282	(43)	(271)	(613)	3	(28)	(638)
Finanzanlageergebnis									
tatsächlich	(99)	44	(267)	—	909	587	62	—	649
angepasst	(99)	50	(267)	—	903	587	62	—	649
Abschreibungen auf Geschäfts- oder Firmenwerte									
tatsächlich	215	111	62	—	7	395	—	—	395
angepasst	215	118	59	—	3	395	—	—	395
Zuführungen zu Restrukturierungsrückstellungen									
tatsächlich	212	2	35	—	34	283	3	—	286
angepasst	212	2	35	—	34	283	3	—	286
Saldo übrige Erträge/Aufwendungen									
tatsächlich	(11)	(2)	(3)	(115)	(18)	(149)	(2)	—	(151)
angepasst	(11)	(2)	(3)	(115)	(18)	(149)	(2)	—	(151)
Ergebnis vor Steuern									
tatsächlich	(1.407)	319	(152)	(160)	547	(853)	60	(28)	(821)
angepasst	(1.484)	294	(82)	(158)	577	(853)	60	(28)	(821)
Darunter:									
BA-CA Gruppe									
tatsächlich	—	319	(61)	—	5	263	—	—	263
angepasst	—	294	(42)	—	34	286	—	—	—

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-Forma-Anpassungen, die den Pro-Forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Die nachstehende Tabelle enthält bestimmte wesentliche Finanzdaten aus der Gewinn- und Verlustrechnung der HVB Group für das Geschäftsfeld Deutschland nach Ressorts für die angegebenen Zeiträume:

	Privat-kunden-geschäft	Firmen-kunden und freie Berufe	Kommer-zielle Immobilien-finanzierung	Konsoli-dierung	Geschäftsfeld Deutschland Gesamt
	(in Mio. €, außer Ratios)				
Operative Erträge[1]					
2003	2.587	1.575	515	(1)	4.676
2002	2.156	1.516	527	(27)	4.172
Kreditrisikovorsorge					
2003	312	640	503	—	1.455
2002	426	870	557	—	1.853
Verwaltungsaufwand					
2003	1.906	806	232	(1)	2.943
2002	2.253	772	259	(18)	3.266
Betriebsergebnis					
2003	369	129	(220)	0	278
2002	(523)	(126)	(289)	(9)	(947)
Cost-Income-Ratio (in %, auf der Basis der operativen Erträge)[2]					
2003	73,7	51,2	45,0	—	62,9
2002	104,5	50,9	49,1	—	78,3

(1) Summe aus Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo sonstige betriebliche Erträge/Aufwendungen.

(2) Verwaltungsaufwand als Prozentsatz der gesamten operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo sonstige betriebliche Erträge/Aufwendungen).

Die nachstehende Tabelle enthält bestimmte wesentliche Finanzdaten aus der Gewinn- und Verlustrechnung der HVB Group für das Geschäftsfeld Österreich und CEE nach Ressorts für die angegebenen Zeiträume:

	Privat-kunden	Firmen-kunden	Zentral- und Osteuropa	Konsoli-dierung	Geschäftsfeld Österreich und CEE Gesamt
	(in Mio. €, außer Ratios)				
Operative Erträge[1]					
2003	1.271	985	943	—	3.199
2002	1.261	919	920	(1)	3.099
Kreditrisikovorsorge					
2003	139	232	90	—	461
2002	97	264	150	0	511
Verwaltungsaufwand					
2003	1.019	576	690	—	2.285
2002	1.041	495	686	0	2.222
Betriebsergebnis					
2003	113	177	163	—	453
2002	123	160	84	(1)	366
Cost-Income-Ratio (in %, auf der Basis der operativen Erträge)[2]					
2003	80,2	58,5	73,2	—	71,4
2002	82,6	53,9	74,6	—	71,7

(1) Summe aus Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo sonstige betriebliche Erträge/Aufwendungen.

(2) Verwaltungsaufwand als Prozentsatz der gesamten operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo sonstige betriebliche Erträge/Aufwendungen).

Die nachstehende Tabelle enthält bestimmte wesentliche Finanzdaten aus der Gewinn- und Verlustrechnung der HVB Group für das Geschäftsfeld Corporates & Markets nach Ressorts für die angegebenen Zeiträume:

	Equity Markets	Debt Markets	Corporate	Konsolidierung	Geschäftsfeld Corporate & Markets Gesamt
	(in Mio. €, außer Ratios)				
Operative Erträge[1]					
2003	243	1.091	1.141	(10)	2.465
2002	198	1.050	1.336	(64)	2.520
Kreditrisikovorsorge					
2003	0	0	330	—	330
2002	0	5	914	—	919
Verwaltungsaufwand					
2003	175	501	420	(10)	1.086
2002	248	631	506	(66)	1.319
Betriebsergebnis					
2003	68	590	391	—	1.049
2002	(50)	414	(84)	2	282
Cost-Income-Ratio (in %, auf der Basis der operativen Erträge)[2]					
2003	72,0	45,9	36,8	—	44,1
2002	125,3	60,1	37,9	—	52,3

(1) Summe aus Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo sonstige betriebliche Erträge/Aufwendungen.
(2) Verwaltungsaufwand als Prozentsatz der gesamten operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo sonstige betriebliche Erträge/Aufwendungen).

Ertragslage

Zinsüberschuss

Der Zinsüberschuss ist primär eine Funktion des Volumens der verzinslichen Aktiva und der verzinslichen Passiva sowie der Zinsspanne (der Differenz zwischen dem Zinssatz für die durchschnittlichen verzinslichen Aktiva und dem Zinssatz für die durchschnittlichen verzinslichen Passiva) sowie von Einmaleffekten, wie Entkonsolidierungen und Währungseffekte.

Die nachstehende Tabelle zeigt den Zinsüberschuss der HVB Group für die angegebenen Zeiträume aufgegliedert nach Zinserträgen, Zinsaufwendungen und dem Ergebnis aus dem Leasinggeschäft:

	Geschäftsjahr		
	2003	2002 *(pro forma)*[1]	2002 *(tatsächlich)*
	geprüft		
	(in Mio. €, außer Spannen)		
Zinsüberschuss[2]			
Zinserträge aus:			
Kredit- und Geldmarktgeschäften	17.356	20.646	28.222
Festverzinslichen Wertpapieren und Schuldbuchforderungen	1.531	3.031	4.874
Aktien und anderen nicht festverzinslichen Wertpapieren	159	246	259
Verbundenen Unternehmen	112	162	136
Nach der Equity-Methode bewerteten Unternehmen	65	16	16
Beteiligungen	69	61	62
Immobilien des Finanzanlagebestandes	31	37	55
Insgesamt	19.323	24.199	33.624
Zinsaufwendungen für:			
Einlagen	7.200	9.488	12.217
Verbriefte Verbindlichkeiten	5.338	7.634	13.500
Nachrangkapital	1.061	1.244	1.361
Insgesamt	13.599	18.366	27.078
Ergebnis aus dem Leasinggeschäft	157	103	103
Zinsüberschuss	5.881	5.936	6.649
Zinsspanne:			
Auf Basis der durchschnittlichen Risikoaktiva (BIZ)[3]	2,44 %	2,18 %	2,07 %
Auf Basis des durchschnittlichen Geschäftsvolumens[4]	1,38 %	1,23 %	1,04 %

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."
(2) Zins- und Dividendenerträge, die auf im Handelsbestand vereinnahmte Aktiva und Refinanzierungskosten und Provisionen, die auf im Handelsbestand enthaltene Aktiva aufgewendet werden, sind in der Position "Handelsergebnis" enthalten. Siehe nachfolgend "—Handelsergebnis."
(3) Zinsüberschuss dargestellt als Prozentsatz der durchschnittlichen Risikoaktiva ohne außerbilanzielle Aktiva.
(4) Zinsüberschuss dargestellt als Prozentsatz des durchschnittlichen Geschäftsvolumens (Bilanzsumme ohne Handelsaktiva).

Der Zinsüberschuss der HVB Group sank in 2003 gegenüber dem Zinsüberschuss der HVB Group (tatsächlich) in 2002 um € 768 Mio. oder 11,6 %. Dieser Rückgang reflektiert zum ganz überwiegenden Teil den auf die abgespaltene Hypo Group entfallenden Zinsüberschuss, der in 2002 € 736 Mio. betrug. Beim Vergleich mit dem Vorjahreswert der HVB Group (pro forma) ging der Zinsüberschuss der HVB Group in 2003 trotz des erheblichen Abbaus der durchschnittlichen Risikoaktiva (ohne außerbilanzielle Aktiva) in Höhe von insgesamt € 31,5 Mrd. oder 11,5 % nur um € 55 Mio. oder 0,9 % zurück. Die Gründe für diese Entwicklung in 2003 bei einem Vergleich mit den Vorjahreswerten der HVB Group (pro forma) waren im Wesentlichen wie folgt:

- Der Rückgang der Zinserträge der HVB Group um € 4.876 Mio. oder 20,1 % gegenüber dem Vorjahr wurde durch den überproportionalen Rückgang der Zinsaufwendungen um € 4.767 Mio. oder 26,0 % gegenüber dem Vorjahr weitgehend kompensiert.

- Der Rückgang der Zinserträge beruhte vor allem auf einem Rückgang der Zinserträge aus Kredit- und Geldmarktgeschäften, insbesondere als Folge der Volumensreduzierungen. Diese spiegeln sich auch im Rückgang des Kreditvolumens um € 37,4 Mrd. oder 10,0 % zum 31. Dezember 2003 gegenüber dem 31. Dezember 2002 und einem konzernweiten Abbau von zinstragenden Risikoaktiva wider.

- Rückläufige Zinserträge aufgrund des Rückgangs des Kreditvolumens und der Marktzinssätze wurden durch die stringente Anwendung der risikoadjustierten Preisgestaltung im Neugeschäft sowie bei Konditionenanpassungen im Fall von Kreditverlängerungen und -erneuerungen, vor allem in den Geschäftsfeldern Deutschland und Corporates & Markets, teilweise kompensiert.

- Der Rückgang der Zinsaufwendungen war vor allem auf einen geringeren Refinanzierungsbedarf aufgrund des Rückgangs des Kreditvolumens und gesunkene Marktzinssätze zurückzuführen. Der geringere Refinanzierungsbedarf spiegelte sich insbesondere im Rückgang der verbrieften Verbindlichkeiten um € 24,8 Mrd. zum Stichtag 31. Dezember 2003 gegenüber dem 31. Dezember 2002 und im Rückgang der Verbindlichkeiten gegenüber Kreditinstituten um € 23,5 Mrd. zum Stichtag 31. Dezember 2003 gegenüber dem 31. Dezember 2002 wider.

- Die insbesondere im ersten Halbjahr 2003 verschlechterte Bonitätseinschätzung der HypoVereinsbank auf den Kapitalmärkten führte vorübergehend zu deutlichen Risikoaufschlägen in den Renditen der gehandelten Kapitalmarktinstrumente. Aufgrund einer durchgängigen Weitergabe dieser Aufschläge an das Kreditgeschäft konnten Belastungen der Zinsspanne jedoch vermieden werden. Da zusätzlich die vergleichsweise kostengünstigeren nationalen und internationalen Privatplatzierungen von Schuldtiteln, Emissionen strukturierter Produkte und Sonderrefinanzierungen deutlich ausgebaut werden konnten, wurden per saldo leicht positive Beiträge zur Zinsüberschussentwicklung erzielt.

- Der Zinsüberschuss wurde durch Währungseffekte in Höhe von € 148 Mio. belastet. Diese Belastung resultierte überwiegend aus dem Kursanstieg des Euro gegenüber dem polnischen Zloty und dem U.S. Dollar. Konkret wäre der Zinsüberschuss ohne Einfluss von Währungseffekten gegenüber dem Vorjahreswert um € 93 Mio. gestiegen, statt um € 55 Mio. zurückgegangen.

- Der Ergebnisbeitrag der At-Equity bewerteten Gesellschaften stieg gegenüber dem Vorjahreswert 2002 (pro forma) um € 49 Mio. an.

- Die Effekte aus der Ent- und Erstkonsolidierung von Tochtergesellschaften wirkten sich insgesamt nur marginal auf den Zinsüberschuss aus.

Die vorgenannten Effekte, insbesondere die stringente Anwendung der risikoadjustierten Preisgestaltung, trugen zum Anstieg der Nettozinsmarge der HVB Group auf Basis des durchschnittlichen Geschäftsvolumens von 1,23 % in 2002 auf 1,38 % in 2003 bei.

Die nachstehende Tabelle zeigt den Zinsüberschuss der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu	Hypo Group *(einzustellender Bereich)*	Konsolidierung	HVB Group alt
					(in Mio. €)				
Geschäftsjahr									
2003	2.911	1.948	1.356	(12)	(322)	5.881	—	—	—
2002[1]	2.954	1.981	1.373	(10)	(362)	5.936[2]	736[2]	(23)	6.649

[1] Die Segmentdaten für das Geschäftsjahr 2002 wurden insoweit angepasst, als es erforderlich war, um sie mit den Segmentdaten für das Geschäftsjahr 2003 vergleichbar zu machen. Siehe "—Einleitung—Änderung der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."

[2] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-Forma-Anpassungen, die den Pro-Forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet ging der Zinsüberschuss in den Geschäftsfeldern Deutschland, Österreich und CEE und Corporates & Markets im Jahr 2003 mit 1,5 %, 1,7 % und 1,2 % im Vergleich zum Jahr 2002 jeweils nur marginal zurück. Im Geschäftsfeld Deutschland konnte der Rückgang des Kreditvolumens um € 10.074 Mio. oder 5,7 % durch eine Verbesserung der Nettozinsmargen im Bereich des Privatkunden- und Immobilienkundengeschäfts der HypoVereinsbank ausgeglichen werden. Im Geschäftsfeld Österreich und CEE konnte die nur leicht verbesserte Aktivmarge die auf Grund des allgemein niedrigen Zinsniveaus weiter rückläufige Passivmarge nur teilweise kompensieren. Belastend wirkten auch Währungseffekte aus dem Kursanstieg des Euro gegenüber dem polnischen Zloty. Im Geschäftsfeld Corporates & Markets konnte der Rückgang des Kreditvolumens um € 28.943 Mio. bzw. 27 % trotz der Belastung durch Währungseffekte, hauptsächlich den Kursanstieg des Euro gegenüber dem U.S. Dollar, weitgehend auch durch Margenverbesserungen kompensiert werden. Im Segment Workout Immobilien erhöhte sich das negative Zinsergebnis um € 2 Mio. Im Bereich Sonstige/Konsolidierung reduzierte sich das negative Zinsergebnis um € 40 Mio. oder 11,0 %. Dieser Rückgang des negativen Zinsergebnisses beruhte im Wesentlichen auf einem gegenüber 2002 gesunkenen Refinanzierungssatz für den nicht konsolidierten Anteilsbesitz.

Kreditrisikovorsorge

Die Kreditrisikovorsorge umfasst Zuführungen zu Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft, und zwar für Einzelrisiken, Länderrisiken und latente Risiken, die nicht einzeln identifizierbar sind, abzüglich Auflösungen von Wertberichtigungen und Rückstellungen sowie Eingänge auf abgeschriebene Forderungen.

Die nachstehende Tabelle gibt einen Überblick über die Entwicklung der Kreditrisikovorsorge der HVB Group während der angegebenen Zeiträume:

	Geschäftsjahr		
	2003	2002 *(pro forma)*[1]	2002 *(tatsächlich)*
	geprüft, soweit nicht ausdrücklich anders angegeben (in Mio. €, außer Nettozuführungs- und Risikovorsorgebestandsquoten)		
Zuführungen:			
Wertberichtigungen auf Forderungen	3.597	4.458	4.975
Rückstellungen im Kreditgeschäft	191	260	260
Zuführungen insgesamt	3.788	4.718	5.235
Darunter:			
Einzelrisiken	3.409	4.512[2]	5.007
Länderrisiken	13	48[2]	48
Latente Risiken	366	158[2]	180
Auflösungen:			
Wertberichtigungen auf Forderungen	(1.157)	(1.179)	(1.188)
Rückstellungen im Kreditgeschäft	(191)	(149)	(149)
Auflösungen insgesamt	(1.348)	(1.328)	(1.337)
Darunter:			
Einzelrisiken	(1.294)	(996)[2]	(1.023)
Länderrisiken	(14)	(189)[2]	(189)
Latente Risiken	(40)	(143)[2]	(125)
Eingänge auf abgeschriebene Forderungen	(127)	(98)	(101)
Nettozuführungen zur Kreditrisikovorsorge	2.313	3.292	3.797
Zinslos gestellte Kredite	13.886	12.581	14.694
Nettozuführungen zur Kreditrisikovorsorge als Prozentsatz der zinslos gestellten Kredite	16,7 %	26,2 %	25,8 %
Deckungsquote der zinslos gestellten Kredite (Coverage Ratio)[3]	86 %	101 %	97 %
Risikovorsorgebestandsquote[4]	3,51 %	3,37 %	2,91 %

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

[2] Ungeprüft.

[3] Risikovorsorgebestand als Prozentsatz der zinslos gestellten Kredite.

[4] Risikovorsorgebestand als Prozentsatz des Kreditvolumens zum Periodenende.

Die Nettozuführungen zur Kreditrisikovorsorge der HVB Group gingen in 2003 um € 1.484 Mio. oder 39 % zurück. In diesem Rückgang sind die auf die abgespaltene Hypo Group entfallenden Kreditrisikovorsorgen enthalten, die in 2002 € 505 Mio. betrugen. Ohne die Effekte der Abspaltung betrug der Rückgang der Kreditrisikovorsorge im Jahr 2003 gegenüber dem Vorjahreswert (HVB Group (pro forma)) € 979 Mio. oder 29,7 %. Dieser Rückgang reflektierte primär einen Rückgang der Zuführungen zur Kreditrisikovorsorge in 2003 um € 930 Mio. bei nahezu unveränderten Auflösungen. In 2003 waren geringere Zuführungen zur Kreditrisikovorsorge erforderlich, da die HVB Group in 2003 trotz der schlechten konjunkturellen

Rahmenbedingungen und des weiteren Anstiegs der in- und ausländischen Insolvenzen sowohl in Deutschland als auch in Österreich anders als im Vorjahr vom Ausfall großer Einzeladressen verschont blieb.

Die Coverage Ratio der HVB Group ist von 101 % zum 31. Dezember 2002 (pro forma) auf 86 % zum 31. Dezember 2003 gesunken. Dieser Rückgang war hauptsächlich darauf zurückzuführen, dass in der Praxis der HVB Group Kredite verbreitet mit zeitlicher Verzögerung zinslos gestellt werden, auch wenn sie bereits als Problemkredite identifiziert waren. In Deutschland und Österreich werden Zinszahlungen entsprechend den üblichen Abreden zwischen Banken und Kreditnehmern selbst dann noch automatisch von dem Kontokorrentkonto des Kreditnehmers abgebucht, wenn es bereits Anzeichen dafür gibt, dass die Rückzahlung des Kredits zweifelhaft ist. Infolge der zeitlichen Verzögerung bei der Zinslosstellung führte das höhere Volumen an Problemkrediten in 2002 dazu, dass 2003 ein höheres Volumen an Krediten zinslos gestellt wurde als in 2002. Die HVB Group hat ihre Verfahren zur Zinslosstellung von Krediten einer Prüfung unterzogen, um die beschriebene Zeitverzögerung zu verkürzen; dies trug ebenfalls zum Anstieg der zinslos gestellten Kredite zum 31. Dezember 2003 bei.

Die Risikovorsorgebestandsquote der HVB Group stieg von 3,37 % (pro forma) zum 31. Dezember 2002 auf 3,51 % zum 31. Dezember 2003 leicht an. Dies ist auf eine Reduzierung des Kreditportfolios der HVB Group sowie die verbesserte Kreditqualität des Portfolios zurückzuführen. Auf der Basis der erwarteten Ausfallwahrscheinlichkeit waren zum 31. Dezember 2003 37,0 % des Kreditexposures der HVB Group in die drei besten Ratingklassen 1, 2 oder 3 eingestuft, verglichen mit 35,9 % im Vorjahr (pro forma); der Anteil des Kreditexposures der HVB Group in den untersten drei Ratingklassen blieb fast unverändert.

Eine Übersicht über die Risikovorsorgequoten des Konzerns in den Jahren 2002 und 2003 ist in dem Abschnitt "Kreditportfolio—Risikovorsorgequoten" enthalten.

Die nachstehende Tabelle zeigt die Kreditrisikovorsorge der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu	Hypo Group *(einzustellender Bereich)*	Konsolidierung	HVB Group alt
					(in Mio. €)				
Geschäftsjahr									
2003	1.455	461	330	58	9	2.313	—	—	—
2002	1.853	511	919	—	9	3.292[1]	505[1]	—	3.797

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-Forma-Anpassungen, die den Pro-Forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet ging die Kreditrisikovorsorge im Geschäftsfeld Deutschland im Jahr 2003 gegenüber dem Vorjahr um € 398 Mio. oder 21,5 % zurück. Dieser Rückgang resultierte im Wesentlichen daraus, dass es anders als im Vorjahr keiner Erhöhung der pauschalierten Einzelwertberichtigungen bedurfte und trotz des weiter negativen konjunkturellen Umfeldes in Deutschland im Gegensatz zum Vorjahr weniger Risikovorsorge gebildet werden musste, da eine große Anzahl der Problemkredite im Vorjahr bereits frühzeitig an die Sanierungseinheiten übergeben wurden. Im Geschäftsfeld Österreich und CEE gingen die Nettozuführungen zur Kreditrisikovorsorge um € 50 Mio. oder 9,8 % zurück. Dieser Rückgang beruhte vor allem auf einer um € 58 Mio. oder 50,2 % verringerten Kreditrisikovorsorge der Bank BPH in Polen, die auch von der Schwäche des polnischen Zloty gegenüber dem Euro begünstigt wurde. Im Geschäftsfeld Corporates & Markets ging die Kreditrisikovorsorge im Jahr 2003 gegenüber dem Vorjahr um € 589 Mio. oder 64,1 % zurück. Dieser Rückgang beruhte vor allem darauf, dass die HVB Group anders als im Jahr 2002 von großen Einzelausfällen verschont blieb. Da sich der Markt für Gewerbeimmobilien in 2003 in Deutschland sehr schwach entwickelte und somit bei der vorgesehenen Verwertung der Immobilien nicht mehr mit den bislang angesetzten Werten kalkuliert werden konnte, wurde die Kreditrisikovorsorge im Segment Workout Immobilien 2003 in Höhe von € 58 Mio. erhöht.

Provisionsüberschuss

Die nachstehende Tabelle zeigt den Provisionsüberschuss der HVB Group aufgegliedert nach Provisionserträgen und Provisionsaufwendungen:

	Geschäftsjahr		
	2003	2002 (pro forma)[1]	2002 (tatsächlich)
	geprüft, soweit nicht ausdrücklich anders angegeben (in Mio. €)		
Provisionserträge aus:			
Wertpapier- und Depotgeschäft[3]	1.322	1.280[2]	1.291
Darunter:			
Wertpapiergeschäft	510	573[2]	573
Asset Management	283	293[2]	293
Depotgeschäft (außer Asset Management)	147	130[2]	130
Sonstiges wertpapierbezogenes Geschäft	382	284[2]	295
Außenhandelsgeschäft und Zahlungsverkehr	1.117	1.090[2]	1.090
Kreditgeschäft	608	584[2]	645
Sonstiges Dienstleistungsgeschäft[4]	362	326[2]	308
Insgesamt	3.409	3.280	3.334
Provisionsaufwendungen für:			
Wertpapiergeschäft[3]	224	209[2]	216
Darunter:			
Wertpapiergeschäft	22	49[2]	49
Asset Management	52	64[2]	64
Sonstiges wertpapierbezogenes Geschäft	150	96[2]	104
Außenhandelsgeschäft und Zahlungsverkehr	133	151[2]	151
Kreditgeschäft	151	135[2]	168
Sonstiges Dienstleistungsgeschäft[4]	106	113[2]	114
Insgesamt	614	608	650
Provisionsüberschuss	2.795	2.672	2.684

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

(2) Ungeprüft.

(3) Beinhaltet Geschäftsaktivitäten im Bereich Emissionsgeschäft und Asset Management.

(4) Beinhaltet in erster Linie den Verkauf von Versicherungsprodukten, Bausparprodukten und Finanzberatungstätigkeit.

Der Provisionsüberschuss der HVB Group stieg im Jahr 2003 gegenüber dem Jahr 2002 (HVB Group (tatsächlich)) um € 111 Mio. oder 4,1 %. Bei dieser Betrachtung ist im Jahr 2002 noch der auf die abgespaltene Hypo Group entfallende Provisionsüberschuss in Höhe von € 12 Mio. enthalten. Gegenüber dem Provisionsüberschuss im Jahr 2002 für die HVB Group (pro forma) ergab sich im Jahr 2003 ein Anstieg in Höhe von € 123 Mio. oder 4,6%. Dieser Anstieg entfiel in Höhe von € 28 Mio. auf das Wertpapier- und Depotgeschäft, in Höhe von € 44 Mio. auf das Außenhandelsgeschäft und den Zahlungsverkehr, in Höhe von € 8 Mio. auf das Kreditgeschäft und in Höhe von € 43 Mio. auf das sonstige Dienstleistungsgeschäft. Der Anstieg des Provisionsüberschusses im Wertpapier- und Depotgeschäft war vor allem auf die Belebung des Effektenkommissionsgeschäfts mit Kunden sowie Kommissionen für die Begleitung mehrerer großer Emissionen zurückzuführen, die jeweils Folge der Erholung der internationalen Kapitalmärkte im zweiten Halbjahr 2003 waren. Der Anstieg der Provisionen im Außenhandels- und Zahlungsverkehr war überwiegend auf eine Anhebung der Gebühren im Privatkonten-Bereich (insbesondere im Zahlungsverkehr, etwa für beleghafte Überweisungen) bei der HypoVereinsbank zurückzuführen. Der Anstieg des sonstigen Dienstleistungsgeschäfts in 2003 beruhte weitgehend auf dem Anstieg der Vermittlungsprovisionen für Lebensversicherungen im Rahmen der Vertriebspartnerschaft mit der Münchener-Rück-Gruppe als Folge einer Steigerung der Anzahl und des Volumens der vermittelten Lebensversicherungen.

Die nachstehende Tabelle zeigt den Provisionsüberschuss der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu	Hypo Group (einzustellender Bereich)	Konsolidierung	HVB Group alt
					(in Mio. €)				
Geschäftsjahr									
2003	1.236	1.109	451	—	(1)	2.795	—	—	—
2002[1]	1.187	1.064	418	(2)	5	2.672[2]	12[2]	—	2.684

[1] Die Segmentdaten für das Geschäftsjahr 2002 wurden insoweit angepasst, als erforderlich war, um sie mit den Segmentdaten für das Geschäftsjahr 2003 vergleichbar zu machen. Siehe auch "—Einleitung—Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."

[2] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-Forma-Anpassungen, die den Pro-Forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet stieg der Provisionsüberschuss im Geschäftsfeld Deutschland im Jahr 2003 gegenüber 2002 um € 49 Mio. oder 4,1 %. Dieser Anstieg beruhte vor allem auf der Zunahme des Provisionsüberschusses aus dem Wertpapier- und Depotgeschäft als Ergebnis der Wiederbelebung des Effektenkommisionsgeschäfts mit Kunden, dem neuen Preismodell beim Zahlungsverkehr und auf den Provisionen für Restschuldversicherungen bei Konsumentenkrediten, insbesondere dem HVB Sofortkredit. Im Geschäftsfeld Österreich und CEE ergab sich ein Anstieg des Provisionsüberschusses in Höhe von € 45 Mio. oder 4,2 %. Dieser Anstieg bezog sich vor allem auf den Anstieg der Provisionen im Kreditgeschäft um € 15 Mio. als Folge der verstärkten Umschichtung von Fremdwährungs- in Eurokredite. Darüber hinaus trugen die Erstkonsolidierung der Commercial Bank Biochim sowie Verbesserungen des Provisionsüberschusses bei mehreren kleineren Konzerngesellschaften der BA-CA Group zu dem Anstieg bei. Im Geschäftsfeld Corporates & Markets stieg der Provisionsüberschuss im Jahr 2003 gegenüber 2002 um € 33 Mio. oder 7,9 %. Dieser Anstieg reflektierte einen Anstieg bei der HypoVereinsbank und der Vereins- und Westbank in Höhe von jeweils ca. 11 Mio., der in beiden Fällen vor allem aus Kommissionen für die Begleitung mehrerer großer Emissionen resultierte, die jeweils im Zusammenhang mit der Erholung der internationalen Kapitalmärkte im zweiten Halbjahr 2003 standen. Darüber hinaus trug die erstmalige volle Einbeziehung der Bode Grabner Beye AG & Co. KG, einer Gesellschaft für Unternehmensberatung auf dem Gebiet von Vergütungs- und Altersvorsorgesystemen, mit ca. € 11 Mio. zum Anstieg des Provisionsüberschusses bei.

Handelsergebnis

Das Handelsergebnis beinhaltet Zins- und Dividendenerträge abzüglich Finanzierungskosten und Provisionen aus den Handelsaktivitäten des Konzerns, die sowohl den Handel mit Wertpapieren als auch Derivaten umfassen. Eine Darstellung der Handelsaktiva der HVB Group findet sich im Abschnitt "Ausgewählte Statistische Angaben—Ausgewählte statistische konsolidierte Angaben—Handelsaktiva."

Die nachstehende Tabelle gibt eine Übersicht über die Bestandteile des Handelsergebnisses der HVB Group für die angegebenen Zeiträume:

	Geschäftsjahr		
	2003	2002 (pro forma)[1]	2002 (tatsächlich)
		geprüft (in Mio. €)	
Handelsergebnis[2]			
Kursbezogenes Geschäft	237	172	172
Darunter:			
Bayerische Hypo- und Vereinsbank AG	109	122	122
Bank Austria Creditanstalt AG	49	(23)	(23)
Vereins- und Westbank AG	18	1	1
Sonstige	61	72	72
Zins- und währungsbezogenes Geschäft	583	615	615
Darunter:			
Bayerische Hypo- und Vereinsbank AG	398	390	390
Bank Austria Creditanstalt AG	80	158	158
Vereins- und Westbank AG	40	24	24
Sonstige	65	43	43
Insgesamt	820	787	787

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

[2] Beinhaltet Zins- und Dividendenerträge saldiert mit Refinanzierungskosten in Höhe von € 119 Mio. für das Jahr 2003 und Zins- und Dividendenerträge saldiert mit Refinanzierungskosten in Höhe von minus € 13 Mio. für das Jahr 2002 aus Wertpapieren des Handelsbestands.

Das Handelsergebnis der HVB Group stieg im Jahr 2003 gegenüber dem Vorjahreszeitraum sowohl verglichen mit der HVB Group (tatsächlich) als auch der HVB Group (pro forma) um € 33 Mio. oder 4.2 % an. Das Handelsergebnis der HVB Group (tatsächlich) und (pro forma) in 2002 war identisch, weil der abzuspaltenden Hypo Group kein Handelsergebnis zuzuordnen war. Der Anstieg des Handelsergebnisses im Jahr 2003 bezog sich auf einen Anstieg des kursbezogenen Geschäfts um € 65 Mio. oder 37,8 %. Dieser Anstieg reflektierte vor allem einen Anstieg des Handelsergebnisses aus dem kursbezogenen Geschäft bei der Bank Austria Creditanstalt in Höhe von € 72 Mio. und der Vereins- und Westbank in Höhe von € 18 Mio. Die Bank Austria Creditanstalt konnte sich das signifikant gestiegene Kursniveau des österreichischen Aktienmarkts zunutze machen. Auch die Vereins- und Westbank profitierte im Handel mit Aktien und Aktienderivaten von der Stimmungsverbesserung an den Aktienmärkten, die sich im Laufe des zweiten Quartals durchsetzte. Das Handelsergebnis aus dem kursbezogenen Geschäft bei der HypoVereinsbank war in Höhe von € 40 Mio. durch die rückläufige Kursentwicklung des U.S. Dollar gegenüber dem Euro belastet. Dem standen positive Effekte aus dem Ausbau des Handels in strukturierten Equity-Produkten (z.B. Zertifikate und Derivate) gegenüber, so dass das kursbezogene Geschäft der HypoVereinsbank nur um € 27 Mio. sank. Das Handelsergebnis aus dem zins- und währungsbezogenen Geschäft ging im Jahr 2003 gegenüber dem Vorjahreswert um € 32 Mio. oder 5,2 % zurück. Dieser Rückgang reflektierte vor allem einen negativen Ergebniseffekt in Höhe von € 78 Mio. bei der Bank Austria Creditanstalt als Folge unerwarteter Zinsbewegungen in den Währungen U.S Dollar, ungarischer Forint und polnischer Zloty. Die vorgenannten Belastungen des Handelsergebnisses aus dem zins- und währungsbezogenen Geschäft konnten durch einen Anstieg in Höhe von € 16 Mio. bei der Vereins- und Westbank sowie € 18 Mio. bei der HVB Banque Luxembourg S.A., die beide von einem erwarteten Zinsrückgang profitierten, nicht vollständig kompensiert werden.

Die nachstehende Tabelle zeigt das Handelsergebnis der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu	Hypo Group (*einzustellender Bereich*)	Konsolidierung	HVB Group alt
					(in Mio. €)				
Geschäftsjahr									
2003	5	105	652	—	58	820	—	—	—
2002[1]	3	30	699	—	55	787[2]	—	—	787

[1] Die Segmentdaten für das Geschäftsjahr 2002 wurden insoweit angepasst, als erforderlich war, um sie mit den Segmentdaten für das Geschäftsjahr 2003 vergleichbar zu machen. Siehe "—Einleitung—Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."

[2] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-Forma-Anpassungen, die den Pro-Forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet stieg das Handelsergebnis im Geschäftsfeld Österreich und CEE im Jahr 2003 um € 75 Mio. an und entsprach damit dem 3,5-fachen Handelsergebnis des Jahres 2002. In diesem Anstieg ist ein Ergebnisbeitrag aus dem kursbezogenen Geschäft der Bank Austria Creditanstalt in Höhe von € 27 Mio. enthalten, der maßgeblich auf das gestiegene Kursniveau des österreichischen Aktienmarkts zurückzuführen war. Daneben stieg der diesem Segment zugeordnete Ergebnisbeitrag aus dem zins- und währungsbezogenen Geschäft der Bank Austria Creditanstalt um € 32 Mio. (Obwohl das Handelsergebnis der Bank Austria Creditanstalt grundsätzlich dem Geschäftsfeld Corporates & Markets zugeordnet wird, finden bestimmte Ergebnisbeiträge im Geschäftsfeld Österreich und CEE (etwa Ergebnisbeiträge aus Beteiligungen, die diesem Geschäftsfeld zugeordnet sind, aus kurzfristig gehaltenen Wertpapieren dieses Geschäftsfelds und aus bestimmten diesem Geschäftsfeld zugeordneten Kreditsicherungsgeschäften) sowie in der Spalte Sonstige/Konsolidierung (etwa Ergebnisbeiträge der Zweigniederlassung New York der Bank Austria Creditanstalt) ihren Niederschlag. Darüber hinaus wirkte sich die Erstkonsolidierung der Commercial Bank Biochim mit ca. € 8 Mio. aus. Im übrigen war der Anstieg des Handelsergebnisses aus dem zins- und währungsbezogenen Geschäft auf mehrere kleinere Veränderungen bei Konzerngesellschaften der BA-CA Group zurückzuführen. Das Handelsergebnis im Geschäftsfeld Corporates & Markets ging im Jahr 2003 um € 47 Mio. oder 6,7 % zurück. Dieser Rückgang resultierte vor allem aus dem zinsbezogenen Geschäft mit einem Rückgang von € 86 Mio. Ursächlich dafür war vor allem die Entwicklung bei der Bank Austria Creditanstalt mit einem Rückgang des dem Geschäftsfeld Corporates & Markets zugeordneten Handelsergebnisses aus dem zinsbezogenen Geschäft um insgesamt € 114 Mio., im Wesentlichen als Folge unerwarteter Zinsbewegungen in den Währungen U.S.Dollar, ungarischer Forint und polnischer Zloty. Dagegen erhöhten sich die Beiträge der HypoVereinsbank (plus € 8 Mio.) und der Vereins- und Westbank (plus € 16 Mio.) zum Handelsergebnis aus dem kursbezogenen Geschäft des Geschäftsfelds Corporates & Markets. Das Handelsergebnis des Geschäftsfelds Corporates & Markets aus dem kursbezogenen Geschäft stieg um € 39 Mio. Dieser Anstieg war vor allem auf den Ergebnisbeitrag der Bank Austria Creditanstalt zurückzuführen, der zu weiten Teilen auf dem signifikant gestiegenen Kursniveau des österreichischen Aktienmarkts beruhte. Von der aufhellenden Stimmung am deutschen Aktienmarkt konnte primär das Handelsergebnis aus kursbezogenem Geschäft, vor allem dem Handel mit Aktien und Aktienderivaten, bei der

Vereins- und Westbank (plus € 17 Mio.) profitieren. Das Handelergebnis der HypoVereinsbank aus kursbezogenem Geschäft war durch die rückläufige Kursentwicklung des U.S. Dollar gegenüber dem Euro belastet (minus € 13 Mio.) In der Spalte Sonstige/Konsolidierung war in den Jahren 2002 und 2003 zu einem ganz überwiegenden Teil das Handelsergebnis der BA/CA Cayman Islands, die vor allem Alternative Investments tätigt, sowie der Zweigniederlassung New York der Bank Austria Creditanstalt enthalten.

Verwaltungsaufwand

Die nachstehende Tabelle gibt einen Überblick über die Bestandteile des Verwaltungsaufwands der HVB Group für die angegebenen Zeiträume:

	Geschäftsjahr		
	2003	2002 *(pro forma)*[1]	2002 *(tatsächlich)*
	geprüft (in Mio. €, außer Mitarbeiter, Geschäftsstellen und Ratios)		
Verwaltungsaufwand			
Personalaufwand:			
Löhne und Gehälter	2.666	2.796	2.893
Soziale Abgaben	509	496	513
Aufwendungen für Altersvorsorge und Unterstützung	456	481	506
Personalaufwand insgesamt	3.631	3.773	3.912
Andere Verwaltungsaufwendungen	2.108	2.424	2.451
Abschreibungen und Wertberichtigungen:			
Auf Sachanlagen	397	505	514
Auf Software und sonstige immaterielle Vermögenswerte ohne Geschäfts- oder Firmenwerte	235	194	199
Abschreibungen und Wertberichtigungen insgesamt	632	699	713
Verwaltungsaufwand insgesamt	6.371	6.896	7.076
Anzahl Mitarbeiter[2]	60.214	64.254	65.926
Anzahl Geschäftsstellen	2.062	2.073	2.104
Gesamte operative Erträge[3]	10.116	9.575	10.235
Cost-Income-Ratio (auf der Basis der gesamten operativen Erträge)[4]	63,0	72,0	69,1 %
Cost-Income-Ratio (auf der Basis der Erträge aus der gewöhnlichen Geschäftstätigkeit)[5]	97,4	73,9	70,4 %

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

(2) Auf der Grundlage der tatsächlichen Mitarbeiterzahl (einschließlich Teilzeitmitarbeitern) zum Jahresende.

(3) Die operativen Erträge umfassen Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo sonstige betriebliche Erträge/Aufwendungen.

(4) Verwaltungsaufwand als Prozentsatz der operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo der sonstigen betrieblichen Erträge/Aufwendungen).

(5) Verwaltungsaufwand als Prozentsatz der Erträge aus der gewöhnlichen Geschäftstätigkeit (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo der sonstigen betrieblichen Erträge/Aufwendungen, Finanzanlageergebnis, Abschreibungen auf Geschäfts- oder Firmenwerte, Zuführungen zu Restrukturierungsrückstellungen und Saldo übrige Erträge/Aufwendungen).

Im Jahr 2003 ging der Verwaltungsaufwand gegenüber dem Jahr 2002 auf der Basis HVB Group (tatsächlich) um € 705 Mio. oder 10,0 % zurück. Dieser Vergleich beinhaltet auch den auf die abgespaltene Hypo Group entfallenden Verwaltungsaufwand, der in 2002 € 254 Mio. betrug. Im Vergleich mit der HVB Group (pro forma) ergab sich im Jahr 2003 gegenüber dem Vorjahreszeitraum ein Rückgang des Verwaltungsaufwands in Höhe von € 525 Mio. oder 7,6 %. Dieser Rückgang reflektierte vor allem die Auswirkungen der als Bestandteil des Transformationsprogramms 2003 umgesetzten Kostensparmaßnahmen sowie Effekte aus der Erst- und Entkonsolidierung von Tochtergesellschaften. Der Personalaufwand reduzierte sich um € 142 Mio. oder 3,7 %. Dieser Rückgang war unter anderem die Folge einer Reduktion der Mitarbeiterzahl (bereinigt um Erst- und Entkonsolidierungen sowie die Effekte der Abspaltung) von 4.040 bzw. 6,3% zwischen Ende 2002 und Ende 2003. Die Erst- und Entkonsolidierungseffekte führten zu einer Entlastung des Personalaufwands von € 43 Mio., die Währungseffekte zu einer Entlastung von € 60 Mio. Die anderen Verwaltungsaufwendungen gingen um € 316 Mio. oder 13,0% zurück. Dieser Rückgang betraf großteils Einsparungen bei externen DV- und Kommunikationsleistungen (minus € 155 Mio.) sowie mit den allgemeinen Kostensparmaßnahmen in Zusammenhang stehende Einsparungen bei Gebäude- und Raumkosten (minus € 57 Mio.) im Hinblick auf innerhalb der HVB Group als auch von konzernfremden Dritten angemietete Büro- und Geschäftsräume. Erst- und Entkonsolidierungseffekte entlasteten die anderen Verwaltungsaufwendungen mit € 36 Mio., Währungseffekte führten zu einer Entlastung von € 55 Mio. Abschreibungen und Wertberichtigungen auf Sachanlagen und Software sowie immaterielle Vermögenswerte ohne Geschäfts- oder Firmenwerte gingen ebenfalls leicht um € 67 Mio. (davon währungsbedingt € 55 Mio.) oder 9,6 % zurück. Die Cost-Income-Ratio (auf der Basis der operativen Erträge) verbesserte sich in 2003 gegenüber dem Vorjahreswert (pro forma) von 72,0 % auf 63,0 %. Diese Verbesserung beruhte auf dem Anstieg der operativen Erträge um € 541 Mio. oder 5,7 % einerseits und dem Rückgang des

Verwaltungsaufwands um € 525 Mio. oder 7,6 % andererseits. Die Cost-Income-Ratio (auf der Basis der Erträge aus der gewöhnlichen Geschäftstätigkeit) verschlechterte sich in 2003 gegenüber dem Vorjahreswert (pro forma) von 73,9 % in 2002 auf 97,5 % in 2003. Diese Verschlechterung resultierte aus den Belastungen der Erträge aus der gewöhnlichen Geschäftstätigkeit durch den Rückgang des Finanlageergebnisses um € 2.393 Mio., dem Anstieg der Abschreibungen auf Geschäfts- oder Firmenwerte um € 739 Mio. und dem Rückgang des Saldos der übrigen Erträge und Aufwendungen um € 489 Mio. Der belastende Effekt von € 3.621 Mio. wurde durch Nichtvornahme weiterer Zuführungen zu Restrukturierungsrückstellungen (belastender Effekt im Vorjahr: € 283 Mio.) und den Anstieg der operativen Erträge um € 541 Mio. oder 5,7 % nur geringfügig entlastet. Insgesamt sanken damit die Erträge aus der gewöhnlichen Geschäftstätigkeit in 2003 um € 2.797 Mio. oder 30,0 %. Dieser gegenüber dem Rückgang des Verwaltungsaufwands weit überproportionale Rückgang führte zu dem starken Anstieg der Cost-Income-Ratio (auf der Basis der Erträge aus der gewöhnlichen Geschäftstätigkeit).

Die nachstehende Tabelle zeigt den Verwaltungsaufwand der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu	Hypo Group *(einzustellender Bereich)*	Konsolidierung	HVB Group alt
					(in Mio. €)				
Geschäftsjahr									
2003	2.943	2.285	1.086	13	44	6.371	—	—	—
2002[1]	3.266	2.222	1.319	27	62	6.896[2]	254[2]	(74)	7.076

[1] Die Segmentdaten für das Geschäftsjahr 2002 wurden insoweit angepasst, als erforderlich war, um sie mit den Segmentdaten für das Geschäftsjahr 2003 vergleichbar zu machen. Siehe "—Einleitung—Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."

[2] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-Forma-Anpassungen, die den Pro-Forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet ging der Verwaltungsaufwand im Geschäftsfeld Deutschland im Jahr 2003 um € 323 Mio. oder 9,9 % zurück. Für diesen Rückgang waren hauptsächlich drei Faktoren maßgeblich: Entkonsolidierungseffekte, eine Stellenreduzierung um 3.091 Mitarbeiter (inkl. Entkonsolidierungseffekte) und Kosteneinsparungsmaßnahmen vor allem in den Bereichen Informationstechnologie und Gebäude. Die Entkonsolidierungseffekte in Höhe von minus € 135 Mio. betrafen vor allem die Entkonsolidierung der SelfTrade S.A. (31. Dezember 2002), DAB Schweiz (31. Dezember 2002), Bank von Ernst (28. November 2003) und Planet Home (1. Januar 2003). Im Geschäftsfeld Österreich und CEE war der Anstieg des Verwaltungsaufwands um € 63 Mio. oder 2,8% im Jahr 2003 durch die Effekte aus der Erstkonsolidierung der Commercial Bank Biochim AD, der Splitska banka d.d. und der Erweiterung des Teilkonzerns BA CA Leasing um vier Gesellschaften begründet. Entlastende Währungseffekte (im Wesentlichen die Schwäche des polnischen Zloty gegenüber dem Euro) wurden durch gestiegene Aufwendungen der Bank Austria Creditanstalt in Folge einer höheren Kostenbelastung aus der ergebnisbeitragsorientierten Verteilung der Overheadkosten in der BA-CA Gruppe kompensiert. Der Rückgang des Verwaltungsaufwands im Geschäftsfeld Corporates & Markets um € 233 Mio. oder 17,7 % entstand im Wesentlichen in der HypoVereinsbank und der Bank Austria Creditanstalt und war auf eine Vielzahl von Gründen zurückzuführen: Neben Personalabbau von 400 Mitarbeitern und Einsparungen im Bereich der IT- und Raumkosten spielten auch begünstigende Währungseffekte (im Wesentlichen die Schwäche des U.S. Dollar gegenüber dem Euro) eine Rolle. Der Rückgang des Verwaltungsaufwands im Segment Workout Immobilien war unter anderem dadurch bedingt, dass das Segment in 2003 zunehmend die Abwicklung von Sanierungsfällen anderer Geschäftsfelder übernahm und die darauf entfallenden Kosten den betroffenen Geschäftsfeldern zugeteilt wurden. Im Verwaltungsaufwand der Spalte Sonstige/Konsolidierung war in 2003 im Wesentlichen ein Aufwand für die Integration der Vereins- und Westbank in Höhe von € 50 Mio. enthalten. In 2002 resultierte der Verwaltungsaufwand dieses Segments überwiegend aus den Aufwendungen der Funktionstöchter der HVB Group, wie z.B. HVB Info und HVB Systems, für Dienstleistungen für nicht konsolidierte Gesellschaften und vor allem für die Hypo Real Estate Group Gesellschaften. Aufgrund von Kostensparmaßnahmen (Rückgang der Projekte gegenüber 2002) reduzierten sich in 2003 die Aufwendungen für nicht konsolidierte Gesellschaften; ferner gingen die für die Hypo Real Estate Group erbrachten Dienstleistungen nach der Abspaltung zurück.

Saldo sonstige betriebliche Erträge/Aufwendungen

	Geschäftsjahr		
	2003	2002 *(pro forma)*[1]	2002 *(tatsächlich)*
		(in Mio. €)	
Saldo sonstige betriebliche Erträge/Aufwendungen			
Sonstige betriebliche Erträge	939	532	487
Sonstige betriebliche Aufwendungen	319	352	372
Saldo sonstige betriebliche Erträge/Aufwendungen	620	180	115

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Zusätzlich zu den Erträgen und Aufwendungen aus dem Verkauf von konsolidierten Tochtergesellschaften spiegelt der Saldo der sonstigen betrieblichen Erträge und Aufwendungen der HVB Group alle Erträge und Aufwendungen wider, die sich aus der laufenden Geschäftstätigkeit ergeben und unter keine andere Position der Gewinn- und Verlustrechnung fallen, wie z.B. Erträge und Aufwendungen aus der Auflösung von bzw. Zuführungen zu nicht das Kreditgeschäft betreffende Rückstellungen, wie beispielsweise Rückstellungen für Prozessaufwendungen und abgegrenzte Verbindlichkeiten, sowie Realisierungsgewinne und -verluste aus dem Abgang von Anlagevermögen, immateriellen Vermögenswerten und sonstigen Aktiva.

Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen der HVB Group stieg in 2003 gegenüber dem Vorjahreswert für die HVB Group (tatsächlich) um € 505 Mio. und hat sich damit mehr als vervierfacht. Dabei ist in dem Vorjahreswert für die HVB Group (tatsächlich) der Saldo der sonstigen betrieblichen Erträge und Aufwendungen des einzustellenden Bereichs Hypo Group enthalten. Bei einem Vergleich mit dem Vorjahreswert für die HVB Group (pro forma) ergibt sich in 2003 ein Anstieg des Saldos der sonstigen betrieblichen Erträge und Aufwendungen der HVB Group um € 440 Mio., was einem Anstieg um nahezu den Faktor 2,5 entspricht. Die größte Position der sonstigen betrieblichen Erträge im Jahr 2003 waren die Erträge aus Entkonsolidierungseffekten betreffend die Veräußerung der norisbank an die DZ Bank (Veräußerungsgewinn: € 279 Mio.) und der Veräußerung der Bank von Ernst an The Royal Bank of Scotland plc (Veräußerungsgewinn: € 189 Mio.). Weitere wesentliche sonstige betriebliche Erträge waren Entkonsolidierungseffekte aus der Veräußerung der BA-CA Asset Finance (Veräußerungsgewinn: € 14 Mio.) und der CA Versicherung (Veräußerungsgewinn: € 47 Mio.). Daneben trug eine Vielzahl weiterer Ertrags- und Aufwandspositionen, wie etwa Erträge aus der Auflösung sowie Aufwand aus der Zuführung von Rückstellungen im Nichtkreditgeschäft (Nettoertrag: € 88 Mio.) oder Erträge aus externen Leistungsverrechnungen (€ 76 Mio.), zum Saldo der sonstigen betrieblichen Erträge und Aufwendungen bei.

Die nachstehende Tabelle zeigt die sonstigen betrieblichen Erträge und Aufwendungen der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu	Hypo Group *(einzustellender Bereich)*	Konsolidierung	HVB Group alt
					(in Mio. €)				
Geschäftsjahr									
2003	524	37	6	(3)	56	620	—	—	—
2002	28	24	30	(4)	102	180[1]	14[1]	(79)	115

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-Forma-Anpassungen, die den Pro-Forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet reflektierte der starke Anstieg des Saldos der sonstigen betrieblichen Erträge und Aufwendungen im Jahr 2003 im Geschäftsfeld Deutschland die Einmaleffekte aus der Veräußerung der Beteiligungen der HVB Group an der norisbank und der Bank von Ernst in Höhe von insgesamt € 468 Mio. In den € 37 Mio. Saldo der sonstigen betrieblichen Erträge und Aufwendungen im Geschäftsfeld Österreich sind die Einmaleffekte aus der teilweisen Veräußerung der Beteiligung der Bank Austria Creditanstalt an der CA Versicherung in Höhe von insgesamt € 47 Mio. enthalten. Diese wurden teilweise durch den Aufwand aus Filialschließungen kompensiert. Der Rückgang des Saldos der sonstigen betrieblichen Erträge und Aufwendungen im Geschäftsfeld Corporates & Markets war auf des Fehlen eines der Entkonsolidierung der CA IB Gesellschaften in 2002 (€ 26 Mio. positiver Ergebniseffekt in 2002) vergleichbaren Effekts in 2003 zurückzuführen. Das positive Ergebnis in der Spalte Sonstige/Konsolidierung im Jahr 2002 in Höhe von € 102 Mio. spiegelte einen sonstigen betrieblichen Ertrag wider, der aus der Erbringung von Dienstleistungen durch Funktionstöchter der HVB Group, wie z.B. HVB Systems und HVB Info, für nicht konsolidierte

Tochtergesellschaften des Konzerns und im Geschäftsfeld Hypo Group enthaltene Gesellschaften resultierte. Das Volumen dieser Dienstleistungen einschließlich der daraus resultierenden Erträge, insbesondere solcher aus Dienstleistungen für die Hypo Real Estate Group, ging in 2003 zurück.

Finanzanlageergebnis

Das Finanzanlageergebnis umfasst die Nettoerträge aus dem Verkauf von AfS-Finanzinstrumenten sowie die Wertveränderungen bei HtM- und AfS-Finanzinstrumenten, soweit sie nach IFRS erfolgswirksam erfasst werden. Das Finanzanlageergebnis beinhaltet außerdem die Aufwendungen und Veräußerungsgewinne betreffend Grundstücke und Gebäude, die als Finanzinvestitionen gehalten werden, und At-Equity bewerteter Unternehmen.

Die nachstehende Tabelle gibt einen Überblick über die Bestandteile des Finanzanlageergebnisses der HVB Group für die angegebenen Zeiträume:

	Geschäftsjahr		
	2003	2002 (pro forma)[1]	2002 (tatsächlich)
	geprüft, soweit nicht ausdrücklich anders angegeben (in Mio. €)		
Erträge aus Finanzanlagen in:			
AfS-Finanzinstrumente	523	1.645[2]	1.729
HtM-Finanzinstrumente	26	14[2]	66
Als Finanzinvestition gehaltene Grundstücke und Gebäude	78	29	38
At-Equity bewertete Unternehmen	51	42[2]	42
Insgesamt	678	1.730	1.875
Aufwendungen für Finanzanlagen in:			
AfS-Finanzinstrumente	2.424	984[2]	1.038
HtM-Finanzinstrumente	9	29[2]	51
Als Finanzinvestition gehaltene Grundstücke und Gebäude	39	48	55
At-Equity bewertete Unternehmen	12	82[2]	82
Insgesamt	2.484	1.143	1.226
Finanzanlageergebnis	(1.806)	587	649
Davon Überschuss aus Finanzanlagen in:			
AfS-Finanzinstrumenten	(1.901)	661	691
HtM-Finanzinstrumenten	17	(15)	15
Als Finanzinvestition gehaltenen Grundstücken und Gebäuden	39	(19)	(17)
At-Equity bewertete Unternehmen	39	(40)	(40)

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

[2] Ungeprüft.

Das Finanzanlageergebnis im Jahr 2003 wurde hauptsächlich durch die Wertminderungen bei AfS-Finanzinstrumenten geprägt. In dem Finanzanlageergebnis 2003 schlugen sich vorwiegend folgende Einmaleffekte nieder.

- Aufwendungen für Finanzanlagen in AfS-Finanzinstrumente als Folge der Annahme einer Wertminderung und entsprechende aufwandswirksame Auflösung einer negativen AfS-Rücklage bei Aktienbeständen und sonstigen Beteiligungen in Höhe von insgesamt € 2.198 Mio., wobei allein auf die drei nach ihrem Börsenwert zum 31. Dezember 2003 größten AfS-Aktienbestände der HVB Group an der Münchener Rück, Allianz und ERGO ein Wertminderungsaufwand von € 1.825 Mio. entfiel; darüber hinaus wurden Wertminderungen bei Beteiligungen der HVB Group an der Grand Central Re (€ 58 Mio.) und der debis Air Finance (€ 51 Mio.) sowie diversen kleineren Beteiligungen in Höhe von insgesamt € 264 Mio. vorgenommen. Wegen weiterer Einzelheiten zu den Wertminderungen bei AfS-Finanzinstrumenten, insbesondere auch zu den erzielbaren Beträgen, auf die abgewertet wurde, siehe "—Einleitung—wesentliche Bilanzierungs- und Bewertungsmethoden—IAS 39."

- Erträge aus Finanzanlagen in AfS-Finanzinstrumente in Form von Zuschreibungen in Höhe von insgesamt € 77 Mio., die aus der Umkehr der in den Vorjahren vorgenommenen Wertminderungen resultierten, u.a. bei der Brau und Brunnen AG in Höhe von € 26 Mio. und einer im Rahmen eines Restrukturierungsplans begebenen Wandelanleihe der Radex Heraklith (RHI) in Höhe von € 20 Mio. Darüber hinaus wurden Erträge auf AfS-Finanzanlagen in Form von Realisierungsgewinnen in Höhe von insgesamt € 446 Mio. erzielt, u.a., durch die Veräußerung von Beteiligungen an der Banco Itau, der Deutsche Börse AG, der Aufbau Bayern GmbH und die Wandelanleihe der Radex Heraklith (RHI).

Der Überschuss aus Finanzanlagen in als Finanzinvestitionen gehaltenen Grundstücken und Gebäuden in Höhe von € 39 Mio. reflektierte u.a. einen Realisierungsgewinn in Höhe von € 76 Mio. aus der Veräußerung der Einkaufspassage "Fünf Höfe", der vor allem durch laufende Aufwendungen und Abschreibungen auf derartige Finanzanlagen im Bestand der BA-CA Leasing in Höhe von € 28 Mio. teilweise kompensiert wurde.

In dem Überschuss aus Finanzanlagen in At-Equity bewertete Unternehmen wird das Ergebnis aus dem Verkauf At-Equity bewerteter Unternehmen ausgewiesen, das sich in 2003 auf € 39 Mio. belief. Hierin schlug sich der Realisierungsgewinn aus der Veräußerung der Union Versicherung AG in Höhe von € 51 Mio. nieder, der durch Realisierungsverluste, primär aus der Veräußerung der Beteiligung an der Banco BBA-Creditanstalt S.A. Sao Paulo in Höhe von € 10 Mio. teilweise kompensiert wurde. Die Erträge aus der At-Equity-Bewertung der Gesellschaften werden im Zinsüberschuss vereinnahmt.

Im Jahr 2002 war das Finanzanlageergebnis durch hohe Realisierungsgewinne, u.a. aus dem Erwerb der Fremdanteile eines im zweiten Quartal 2002 von der HypoVereinsbank mit einem Dritten gegründeten Finanzunternehmens und dem anschließenden Verkauf von Allianz-Aktien sowie der Veräußerung von Aktienbeständen, u.a. Anteile an E.ON AG, Dresdner Bank AG und Deutsche Börse AG, und anderen Beteiligungen, wie etwa Spaten Franziskaner KGaA, geprägt.

Die nachstehende Tabelle zeigt das Finanzanlageergebnis der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu	Hypo Group (einzustellender Bereich)	Konsolidierung	HVB Group alt
					(in Mio. €)				
Geschäftsjahr									
2003	(26)	63	7	—	(1.850)	(1.806)	—	—	—
2002[1]	(99)	50	(267)	—	903	587[2]	62[2]	—	649

(1) Die Segmentdaten für das Geschäftsjahr 2002 wurden insoweit angepasst, als erforderlich war, um sie mit den Segmentdaten für das Geschäftsjahr 2003 vergleichbar zu machen. Siehe "—Einleitung—Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."

(2) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-Forma-Anpassungen, die den Pro-Forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet ergibt sich der Rückgang des Verlusts im Geschäftsfeld Deutschland um € 73 Mio. aus einem wesentlich geringeren Effekt bei außerplanmäßigen Abschreibungen der Beteiligung an der Banco Inversión (€ 20 Mio. im Jahr 2003 gegenüber € 93 Mio. im Jahr 2002). Das Finanzanlageergebnis in Höhe von € 63 Mio. im Geschäftsfeld Österreich und CEE spiegelte vor allem den Verkaufsgewinn aus der Union Versicherung AG in Höhe von € 51 Mio. wider. Im Anstieg des Finanzanlageergebnisses im Geschäftsfeld Corporates & Markets im Jahr 2003 schlug sich vor allem der Wegfall der außerplanmäßigen Abschreibungen auf die Anteile an der Banco BBA-Creditanstalt S.A. und der CA IB nieder, die in 2002 zu einem negativen Finanzanlageergebnis geführt hatten. Der Rückgang des Finanzanlageergebnisses in der Spalte Sonstige/Konsolidierung auf minus € 1.850 Mio. im Jahr 2003 reflektierte vor allem die Wertminderungen bei den Aktienbeständen der HVB Group an Münchener Rück, Allianz und ERGO. Für nähere Einzelheiten zu den Wertminderungen, siehe "—Einleitung—wesentliche Bilanzierungs- und Bewertungsmethoden—IAS 39."

Abschreibungen auf Geschäfts- oder Firmenwerte

Die nachstehende Tabelle gibt einen Überblick über die planmäßigen und außerplanmäßigen Abschreibungen auf Geschäfts- oder Firmenwerte der HVB Group für die angegebenen Zeiträume:

	Geschäftsjahr		
	2003	2002 (pro forma)[1]	2002 (tatsächlich)
		geprüft (in Mio. €)	
Abschreibungen auf Geschäfts- oder Firmenwerte			
planmäßig	216	210	210
außerplanmäßig	918	185	185
Insgesamt	1.134	395	395

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Die Abschreibungen auf Geschäfts- oder Firmenwerte in Höhe von € 1.134 Mio. im Jahr 2003 enthalten planmäßige Abschreibungen auf Geschäfts- oder Firmenwerte in Höhe von € 216 Mio. sowie außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte in Höhe von € 918 Mio. Die außerplanmäßigen Abschreibungen betrafen insbesondere den Geschäfts- und Firmenwert der Bank Austria Creditanstalt (€ 800 Mio.), der auf einen dem unteren Ende der Bewertungsspanne entsprechenden Wert außerplanmäßig abgeschrieben wurde, sowie die Geschäfts- und Firmenwerte der Bank Austria Creditanstalt Corporate Finance Inc. und der Bank Austria Creditanstalt American Corporation, jeweils 100%ige Tochtergesellschaften der HVB America Inc., sowie von Bode Grabner Beye AG & Co. KG und von HVB Hongkong Ltd., jeweils 100%ige Tochtergesellschaften der HypoVereinsbank, die insgesamt in Höhe von € 118 Mio. außerplanmäßig abgeschrieben wurden. In 2002 betrugen die planmäßigen Abschreibungen auf Geschäfts- oder Firmenwerte € 210 Mio. Daneben wurden außerplanmäßige Abschreibungen in Höhe von € 164 Mio. auf den Geschäfts- und Firmenwert der SelfTrade S.A. und in Höhe von € 21 Mio. auf den Geschäfts- und Firmenwert der DAB Bank AG vorgenommen.

Die nachstehende Tabelle enthält die Abschreibungen auf Geschäfts- oder Firmenwerte der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu	Hypo Group *(einzustellender Bereich)*	Konsolidierung	HVB Group alt
					(in Mio. €)				
Geschäftsjahr									
2003	19	721	389	—	5	1.134	—	—	—
2002[1]	215	118	59	—	3	395[2]	—	—	395

[1] Die Segmentdaten für das Geschäftsjahr 2002 wurden insoweit angepasst, als es erforderlich war, um sie mit den Segmentdaten für das Geschäftsjahr 2003 vergleichbar zu machen. Siehe "—Einleitung—Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."

[2] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-Forma-Anpassungen, die den Pro-Forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet beruhte der Rückgang der Abschreibungen auf Geschäfts- oder Firmenwerte im Geschäftsfeld Deutschland im Jahr 2003 aus einem Sondereffekt wegen außerplanmäßiger Abschreibungen auf die Geschäfts- und Firmenwerte der SelfTrade S.A. und DAB Bank AG in Höhe von insgesamt € 185 Mio. im Vorjahr. Der Anstieg der Abschreibungen auf Geschäfts- oder Firmenwerte im Geschäftsfeld Österreich und CEE war auf eine anteilige Zuordnung der außerplanmäßigen Abschreibungen auf den Geschäfts- und Firmenwert der Bank Austria Creditanstalt in Höhe von € 591 Mio. zurückzuführen. Die Zuordnung der außerplanmäßigen Abschreibung des Geschäfts- und Firmenwerts der Bank Austria Creditanstalt erfolgte – wie auch die Zuordnung planmäßiger Abschreibungen – aufgrund der mehrdivisionalen Geschäftstätigkeit der Bank Austria Creditanstalt zwischen den Geschäftsfeldern Corporates & Markes und Österreich und CEE entsprechend der Verteilung des Geschäftswerts. Entsprechend trug die anteilig zugeordnete außerplanmäßige Abschreibung des Geschäfts- und Firmenwerts der Bank Austria Creditanstalt in Höhe von € 209 Mio. neben außerplanmäßigen Abschreibungen auf den Geschäfts- und Firmenwert der Bank Austria Creditanstalt Corporate Finance Inc. und Bank Austria Creditanstalt American Corporation in Höhe von € 62 Mio. sowie der Bode Grabner Beye AG & Co. in Höhe von € 40 Mio. zu dem Anstieg der Abschreibungen auf Geschäfts- oder Firmenwerte im Geschäftsfeld Corporates & Markets bei.

Saldo übrige Erträge/Aufwendungen

	Geschäftsjahr		
	2003	2002 *(pro forma)*[1]	2002 *(tatsächlich)*
		geprüft (in Mio. €)	
Saldo übrige Erträge/Aufwendungen			
Übrige Erträge	—	—	—
Übrige Aufwendungen	638	149	151
Darunter:			
Sonstige Steuern	14	17	18
Verlustübernahmen	164	132	133
Aufwendungen für Risikoabschirmung	460	—	—
Saldo übrige Erträge (Aufwendungen)	(638)	(149)	(151)

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Der Saldo der übrigen Erträge/Aufwendungen umfasst Steuern und sonstige Abgaben, die keine Ertragsteuern sind, sowie Gewährleistungen bzw. sonstige Verlustübernahmen.

Zu den übrigen Aufwendungen in Höhe von € 638 Mio. im Jahr 2003 trug maßgeblich die Risikoabschirmung für die Hypo Real Estate Bank gegen einen Jahresfehlbetrag als Folge von Einzelwertberichtigungen bei. Die HypoVereinsbank geht davon aus, dass die Hypo Real Estate Bank die Risikoabschirmung für das Geschäftsjahr 2003 in der maximalen Höhe von € 460 Mio. in Anspruch nimmt.

Die nachstehende Tabelle zeigt den Saldo übrige Erträge/Aufwendungen der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu	Hypo Group *(einzustellender Bereich)*	Konsolidierung	HVB Group alt
					(in Mio. €)				
Geschäftsjahr									
2003	(9)	(7)	(1)	(152)	(469)	(638)	—	—	—
2002	(11)	(2)	(3)	(115)	(18)	(149)[1]	(2)[1]	—	(151)

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-Forma-Anpassungen, die den Pro-Forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Die übrigen Aufwendungen des Segments Workout Immobilien in Höhe von € 152 Mio. in 2003 reflektierten wie im Vorjahr Verlustübernahmen der HypoVereinsbank im Zusammenhang mit nicht konsolidierten Unternehmen im Segment Workout Immobilien. Der Anstieg des negativen Saldos der übrigen Erträge/Aufwendungen in der Spalte Sonstige/Konsolidierung resultierte aus der angenommenen Inanspruchnahme der Risikoabschirmung in der maximalen Höhe von € 460 Mio. durch die Hypo Real Estate Bank.

Ertragsteuern

	Geschäftsjahr 2003	2002 *(pro forma)*[1]	2002 *(tatsächlich)*
		(in Mio. €)	
Ertragsteuern			
Tatsächliche Steuern	107	250	277
Latente Steuern	189	(253)	(240)
Insgesamt	296	(3)	37

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Die Ertragsteuern der HVB Group setzen sich zusammen aus den tatsächlichen für die jeweiligen Konzerngesellschaften auf Grundlage der für Steuerzwecke ermittelten Ergebnisse berechneten Ertragsteuern, Anpassungen der tatsächlichen Ertragsteuern der Vorjahre und den sich aus der erfolgswirksamen Bildung bzw. Auflösung von Steuerabgrenzungen ergebenden latenten Steuern.

Die Ertragsteuern stiegen im Jahr 2003 gegenüber 2002 um € 259 Mio. (verglichen mit der HVB Group (tatsächlich) bzw. € 299 Mio. (verglichen mit der HVB Group (pro forma)). Der Anstieg der Ertragsteuern war vor allem auf Veränderungen bei den aktiven latenten Steuern zurückzuführen. Trotz des negativen Ergebnisses vor Steuern ergab sich im Konzern kein Steuerertrag. Dies liegt zum einen darin begründet, dass der Jahresfehlbetrag in erster Linie durch nicht steuerlich wirksame Wertminderungen bei Aktienbeständen und Beteiligungen sowie durch ebenfalls nicht steuerlich wirksame Abschreibungen auf Geschäfts- oder Firmenwerte zustande kam und es zudem keine Verrechnungsmöglichkeit eines negativen Steuerergebnisses in Deutschland mit positiven Ergebnissen bei ausländischen Zweigniederlassungen der HypoVereinsbank bzw. ausländischen Tochtergesellschaften des Konzerns gibt und für Verlustvorträge weitgehend keine aktiven latenten Steuern angesetzt wurden. Der latente Steueraufwand in Höhe von € 189 Mio. war überwiegend auf die Entstehung bzw. Auflösung von temporären Differenzen und die Nutzung von steuerlichen Verlustvorträgen zurückzuführen. Weitere Informationen zur bilanziellen Behandlung temporärer Differenzen in der Bewertung von Vermögenswerten finden sich in "—Einleitung—Wesentliche Bilanzierungs- und Bewertungsmethoden —Wertberichtigungen bei latenten Steueransprüchen."

Die tatsächlichen Steuern gingen um € 143 Mio. zurück. Der verbliebene tatsächliche Steueraufwand war hauptsächlich auf die positiven Ergebnisse der ausländischen Tochtergesellschaften der HVB Group zurückzuführen.

Fremdanteile am Jahresüberschuss /-fehlbetrag

Der Jahresfehlbetrag der HVB Group im Jahr 2003 in Höhe von € 2.442 Mio. erhöhte sich durch Fremdanteile in Höhe von € 197 Mio. auf € 2.639 Mio. Dieser Anstieg resultierte aus der Reduzierung der Beteiligung der HypoVereinsbank an der Bank Austria Creditanstalt von über 99 % auf 77,5 % durch die Ausgabe und Platzierung neuer Aktien in Höhe von 22,5% des Grundkapitals bei konzernfremden Dritten, denen ein entsprechender Anteil am positiven Ergebnis der BA-CA Gruppe für das Jahr 2003 zustand und damit den Jahresfehlbetrag der HVB Group erhöhte.

Jahresüberschuss /-fehlbetrag ohne Fremdanteile

Das Ergebnis ohne Fremdanteile der HVB Group ging von einem Jahresfehlbetrag von € 829 Mio. im Jahr 2002 auf einen Jahresfehlbetrag von € 2.639 Mio. zurück. Dieser Rückgang reflektierte in erster Linie das negative Finanzanlageergebnis in Höhe von € 1.806 Mio. als Folge von Wertminderungen bei Aktienbeständen und Beteiligungen der HVB Group, außerplanmäßige Abschreibungen auf Geschäfts- oder Firmenwerte, insbesondere auf den Geschäfts- und Firmenwert der Bank Austria Creditanstalt in Höhe von € 800 Mio. sowie den negativen Saldo der übrigen Erträge und Aufwendungen im Hinblick auf die Risikoabschirmung für die Hypo Real Estate Bank in Höhe von € 460 Mio., von deren vollständiger Ausnutzung die HypoVereinsbank ausgeht.

Kapitalressourcen

Eigenkapital und Nachrangkapital

Die nachstehende Tabelle enthält das bilanzielle Eigenkapital und Nachrangkapital der HVB Group zu den angegebenen Stichtagen.

	Zum 31. Dezember		
	2003	2002 *(pro forma)*[1]	2002 *(tatsächlich)*
		geprüft (in Mio. €)	
Eigenkapital:			
Gezeichnetes Kapital	1.609	1.609	1.609
Kapitalrücklage	9.295	12.024	13.112
Gewinnrücklagen	—	—	2.882
Rücklagen aus Währungs- und sonstigen Veränderungen	(40)	—	—
Bewertungsänderungen von Finanzinstrumenten	(552)	(2.380)	(3.373)
AfS-Rücklage	326	(1.531)	(1.319)
Hedge-Rücklage	(878)	(849)	(2.054)
Konzerngewinn	—	—	—
Summe Eigenkapital	10.312	11.253	14.230
Nachrangkapital:			
Nachrangige Verbindlichkeiten	13.155	14.253	15.348
Genussrechtskapital	1.952	2.147	2.799
Hybride Kapitalinstrumente	4.076	4.164	4.164
Summe nachrangiges Kapital	19.183	20.564	22.311
Anteile in Fremdbesitz	2.476	678	813

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Das Eigenkapital der HVB Group sank zum 31. Dezember 2003 (gegenüber dem pro forma Wert zum Vorjahresstichtag) um € 941 Mio. bzw. 8,4 %, was vorwiegend auf den Rückgang der Kapitalrücklage zurückzuführen war, der durch den Anstieg der Bewertungsänderungen von Finanzinstrumenten teilweise kompensiert wurde. Im Rückgang der Kapitalrücklage schlug sich der Jahresfehlbetrag für 2003 in Höhe von € 2.639 Mio. nieder.

In den Rücklagen aus Währungs- und sonstigen Veränderungen sind Effekte aus Änderungen im Konsolidierungskreis, unter anderem aus der Entkonsolidierung der Banco BBA-Creditanstalt S.A. sowie Währungseffekte aus der Umrechnung des Eigenkapitals ausländischer Tochtergesellschaften, wie etwa der Bank BPH sowie der U.S.-amerikanischen Tochtergesellschaften, in Euro enthalten. Der Anstieg der Bewertungsänderungen von Finanzinstrumenten von minus € 2.380 Mio. in der HVB Group neu (pro forma) zum 31. Dezember 2002 auf minus € 552 Mio. zum 31. Dezember 2003 war im Wesentlichen das Ergebnis des Anstiegs der AfS-Rücklage von minus € 1.531 Mio. zum 31. Dezember 2002 (HVB Group (pro forma)) auf € 326 Mio. zum 31. Dezember 2003. Dieser Anstieg in Höhe von € 1.857 Mio. resultierte weitgehend aus der aufwandswirksamen Auflösung der negativen AfS-Rücklage im Zusammenhang mit den Wertminderungen bei Aktienbeständen und anderen Beteiligungen. Die Hedge-Rücklage ging von minus € 849 Mio. zum 31. Dezember 2002 (HVB Group (pro forma)) auf minus € 878 Mio. zum 31. Dezember 2003 zurück. Diese Veränderung der Hedge-Rücklage resultierte im Wesentlichen aus dem Rückgang der beizulegenden Zeitwerte der Sicherungsinstrumente im effizienten Teil der Cashflow-Hedges. Den Wertänderungen dieser Derivate stehen aus den Hedge-Beziehungen künftige kompensierende Effekte gegenüber, die bilanziell noch nicht erfasst werden dürfen. Soweit nicht ausdrücklich anders angegeben, blieben die AfS- und die Hedge-Rücklage bei der Ermittlung der Eigenkapitalrentabilität des Konzerns, wie in diesem Prospekt wiedergegeben, unberücksichtigt.

Das Nachrangkapital des Konzerns ging 2003 um € 1.381 Mio. bzw. 6,7 % zurück. Zu dieser Entwicklung trugen vor allem eine Reduzierung der verbrieften nachrangigen Verbindlichkeiten der Bank Austria Creditanstalt in Höhe von € 941 Mio. (davon Rückgang wegen Fälligkeit € 719 Mio. sowie Rückgang wegen währungsbedingter Veränderungen € 209 Mio.) bei. Die HypoVereinsbank hat entschieden, die Zinsansprüche der Gläubiger ihrer ausstehenden Genussscheine zu bedienen, obwohl kein entsprechender ausschüttungsfähiger Bilanzgewinn vorliegt und damit keine Dividenden an die Aktionäre der HypoVereinsbank gezahlt werden. Die HypoVereinsbank ist – nicht zuletzt aufgrund einer entsprechenden Bestätigung durch die BaFin - der Auffassung, dass die Bedienung der Ansprüche aus den Genussscheinen ihrer Qualifikation als aufsichtsrechtliches Ergänzungskapital nicht entgegensteht.

Eigenmittel

Die HVB Group stellt die Einhaltung der aufsichtsrechtlichen Eigenmittelanforderungen auf der Grundlage der im Jahr 1988 vom Baseler Ausschuss für Bankenaufsicht bei der Bank für internationalen Zahlungsausgleich (BIZ) empfohlenen Kernkapitalquoten sicher. Zusätzlich berechnet die HVB Group die aufsichtsrechtlichen Eigenmittelanforderungen gemäß den Berechnungs- und Meldepflichten nach dem Kreditwesengesetz und stellt deren Einhaltung sicher. Siehe "Regulierung und Aufsicht—Regulierung und Aufsicht in Deutschland—Angemessene Eigenmittelausstattung." Die BIZ-Regelungen sehen vor, dass Banken auf konsolidierter Basis eine Kernkapitalquote (Kernkapital/gewichtete Risikoaktiva) von mindestens 4,0 % sowie eine Eigenkapitalquote (Eigenkapital/gewichtete Risikoaktiva) und eine Eigenmittelquote (Eigenmittel/Summe aus gewichteten Risikoaktiva und dem 12,5-fachen der Marktrisikopositionen) von jeweils mindestens 8,0 % einhalten müssen.

Die wesentlichen Bestandteile des Kernkapitals (Tier I) sind das Grundkapital und die Rücklagen. Das Ergänzungskapital (Tier II) besteht im Wesentlichen aus Genussrechtskapital in Form von Genussscheinen oder sonstigen Genussrechtsverbindlichkeiten, den längerfristigen nachrangigen Verbindlichkeiten und den Neubewertungsreserven in börsennotierten Wertpapieren. Die Drittrangmittel bestehen hauptsächlich aus den kurzfristigen nachrangigen Verbindlichkeiten, die ausschließlich zur Unterlegung von Marktrisikopositionen verwendet werden. Die Eigenmittel bestehen aus dem haftenden Eigenkapital (Kernkapital und Ergänzungskapital) und den Drittrangmitteln. Nach dem Kreditwesengesetz und nach den BIZ-Regelungen können nachrangige Verbindlichkeiten nur insoweit als Ergänzungskapital berücksichtigt werden, als sie 50 % des Kernkapitals nicht überschreiten. Ergänzungskapital darf nur bis zur Höhe des Kernkapitals als haftendes Eigenkapital berücksichtigt werden.

Die nachstehende Tabelle zeigt die Entwicklung der Eigenmittel und der Kapitalquoten der HVB Group nach dem Kreditwesengesetz, sowie der Eigenmittel und der Kapitalquoten der HVB Group und der HVB Group neu (pro forma) nach BIZ. Sowohl die für die HypoVereinsbank und ihre Institutsgruppe nach dem Kreditwesengesetz ermittelten und nachstehend unter "Kreditwesengesetz" aufgeführten Eigenmittelangaben und Kapitalquoten als auch die nach BIZ ermittelten und nachstehend unter BIZ aufgeführten Eigenmittelangaben und Kapitalquoten basieren auf gemäß den deutschen Rechnungslegungsgrundsätzen erstellten Jahresabschlüssen. Informationen zu Unterschieden bei der Berechnung von Kapitalquoten gemäß dem Kreditwesengesetz und BIZ sind im Abschnitt "Regulierung und Aufsicht—Regulierung und Aufsicht in Deutschland—Angemessene Eigenmittelausstattung—Eigenkapitalanforderungen nach der Baseler Eigenkapitalvereinbarung" enthalten.

	Zum 31. Dezember		
	2003[1]	2002[1] (*pro forma*)[2]	2002[1] (*tatsächlich*)
	geprüft, soweit nicht ausdrücklich anders angegeben		
Kreditwesengesetz			
Eigenmittel (in Mio. €):			
Kernkapital (Tier I)	15.461[3]	16.847[3]	21.043[3]
Ergänzungskapital (Tier II) (nach Abzügen)	7.833[3]	8.697[3]	11.489[3]
Eigenkapital (Tier I + Tier II)	23.294[3]	25.544[3]	32.532[3]
Drittrangmittel (Tier III)	1.416[3]	2.019[3]	2.014[3]
Summe Eigenmittel (Tier I + Tier II + Tier III)	24.710	27.563	34.546
Gewichtete Risikoaktiva (in Mrd. €):			
Bilanzaktiva	207[3]	245[3]	287[3]
Außerbilanzielle Geschäfte	25[3]	27[3]	33[3]
Summe gewichtete Risikoaktiva	232	272	320
Marktrisikopositionen (in Mio. €)[4]:			
Fremdwährungsrisiken	190[3]	76[3]	70[3]
Rohwarenrisiken	0[3]	0[3]	0[3]
Zinsrisiken (Handelsbuch)	541[3]	1.589[3]	1.589[3]
Aktienrisiken (Handelsbuch)	401[3]	254[3]	254[3]
Optionsrisiken (Handelsbuch)	164[3]	151[3]	151[3]
Internes Modell (Handelsbuch)	263[3]	115[3]	115[3]
Adressenausfallrisiken (Handelsbuch)	424[3]	641[3]	641[3]
Summe Marktrisikopositionen	1.983	2.826	2.820
Kapitalquoten:			
Kernkapitalquote (Tier I)[5]	6,7 %[3]	6,2 %[3]	6,6 %[3]
Eigenkapitalquote (Tier I + Tier II)[6]	10,1 %[3]	9,4 %[3]	10,2 %[3]
Eigenmittelquote (Tier I + Tier II + Tier III)[7]	9,6 %[3]	9,0 %[3]	9,7 %[3]
BIZ			
Eigenmittel (in Mio. €):			
Kernkapital (Tier I)	14.365	14.601	19.126
Ergänzungskapital (Tier II)	9.979	9.693	12.666
Eigenkapital (Tier I + Tier II)	24.344	24.294	31.792
Drittrangmittel (Tier III)	1.240	1.653	1.649
Summe Eigenmittel (Tier I + Tier II + Tier III)	25.584	25.947	33.441
Gewichtete Risikoaktiva (in Mrd. €):			
Bilanzaktiva	212	251	300
Außerbilanzielle Geschäfte	30	35	41
Summe gewichtete Risikoaktiva	242	286	341
Marktrisikopositionen (in Mio. €):			
Fremdwährungsrisiken	190[3]	89[3]	83
Rohwarenrisiken	—	—	—
Zinsrisiken (Handelsbuch)	541[3]	1.579[3]	1.579[3]
Aktienrisiken (Handelsbuch)	578[3]	380[3]	380[3]
Optionsrisiken (Handelsbuch)	164[3]	151[3]	151[3]
Internes Modell (Handelsbuch)	263[3]	115[3]	115[3]
Summe Marktrisikopositionen	1.736	2.314	2.308
Kernkapitalquote nach BIZ (Tier I)	5,9 %	5,1 %	5,6 %
Eigenkapitalquote nach BIZ (Tier I + Tier II)	10,1 %	8,5 %	9,3 %
Eigenmittelquote nach BIZ (Tier I + Tier II + Tier III)	9,7 %	8,2 %	9,1 %

(1) Berechnet nach festgestellten Jahresabschlüssen und gemäß § 10a KWG konsolidiert.
(2) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."
(3) Ungeprüft.
(4) Siehe "Risikomanagement—Marktrisiko."
(5) Kernkapital als Prozentsatz der Risikoaktiva.
(6) Haftendes Eigenkapital als Prozentsatz der Risikoaktiva.
(7) Eigenmittel als Prozentsatz der Summe aus Risikoaktiva und dem 12,5fachen der Marktrisikopositionen.

Zum 31.Dezember 2003 ging das Kernkapital (Tier I) der HVB Group (BIZ) (gegenüber dem Vorjahreswert für die HVB Group (pro forma)) geringfügig um € 236 Mio. bzw. 1,6 % zurück. Die belastenden Effekte für das Kernkapital, insbesondere die Wertminderungen von AfS-Finanzinstrumenten in Höhe von € 2.198 Mio., konnten durch die Zuführung von Kernkapital in Höhe von € 900 Mio. im Wege der von konzernfremden Dritten gezeichnete Kapitalerhöhung der Bank Austria Creditanstalt und der im Zusammenhang mit der indirekten Beteiligung der General Electric Capital Corporation geleisteten Einlage in die HVB Global Assets in Höhe von ca. € 747 Mio. weitgehend kompensiert werden.

Die Risikoaktiva der HVB Group (BIZ) gingen zum 31. Dezember 2003 (gegenüber dem Vorjahreswert für die HVB Group (pro forma)) um € 44 Mrd. zurück. Dieser Rückgang war u.a. das Ergebnis der geplanten Reduzierung von Risikoaktiva im Rahmen des Transformationsprogramms 2003 durch die Veräußerung nicht strategischer Tochtergesellschaften und Beteiligungen, die Übertragung von Darlehensportfolios außerhalb der Abspaltung, restriktive Kriterien bei der Kreditverlängerung, Konditionenanpassung und Kreditvergabe, sowie Syndizierungen und Securitization-Transaktionen.

Bei Securitization-Transaktionen handelt es sich um die vollständige oder teilweise Weitergabe von Kreditrisiken ausgewählter Kreditportfolios an Kapitalmarktinvestoren. Vorrangige Motivation der Securitization-Aktivitäten der HVB Group ist die optimierte Nutzung und Steuerung des Eigenkapitals unter ökonomischen und bankaufsichtsrechtlichen Gesichtspunkten. Diese Zielsetzung wird bei synthetischen Securitization-Transaktionen durch das Stellen von Sicherheiten und bei traditionellen ("True Sale") Securitization-Transaktionen durch den Verkauf von Bilanzaktiva erreicht. Die Securitization-Programme der HVB Group erstrecken sich über verschiedene Laufzeiten zwischen drei und 50 Jahren. Das Kreditvolumen der gesamten laufenden Securitization-Programme der HVB Group betrug zum 31. Dezember 2003 € 28,4 Mrd. (HVB Group (pro forma) zum 31. Dezember 2002: € 22,2 Mrd.). Der Abbau von Risikoaktiva (BIZ) zum Stichtag 31. Dezember 2003 betrug € 18,9 Mrd. (HVB Group (pro forma) zum 31. Dezember 2002: € 14,5 Mrd.).

Durch die in 2003 abgeschlossenen Transaktionen wurde in der HVB Group ein Volumen von € 11.621 Mio. verbrieft, was unmittelbar zu einer Reduzierung der Risikoaktiva um ca. € 8,9 Mrd. führte. Im Rahmen dieser Securitization-Transaktionen wurden in Höhe von € 206 Mio. Erstverlustpositionen (First Loss Pieces) und Zinsunterbeteiligungen (Interest Subparticipations) zurückbehalten, was in entsprechender Höhe zu einem Anstieg der Risiken führte. Die Securitization-Transaktionen der HVB Group in 2003 schlossen zwei True Sale Securitization-Transaktionen (verbrieftes Volumen: € 2.202 Mio. zum 31. Dezember 2003) sowie verschiedene synthetische Transaktionen (verbrieftes Volumen: € 9.419 Mio. zum 31. Dezember 2003) ein. Demgegenüber waren sämtliche von der HVB Group im Jahr 2002 aufgelegten Securitization-Programme synthetische Securitization-Transaktionen.

Die Marktrisikopositionen (gem. BIZ-Eigenmittelanforderungen) der HVB-Group reduzierten sich von € 2.308 Mio. zum 31. Dezember 2002 um € 572 Mio. bzw. 24,8 % auf € 1.736 Mio. zum 31. Dezember 2003. Dieser Rückgang wurde teilweise durch die Ausweitung des internen Modells für Zins- und Optionsrisiken bei der HypoVereinsbank erzielt. Siehe den Abschnitt "Risikomanagement" sowie den im Konzernabschluss der HVB Group für das Jahr 2003 enthaltenen Risikobericht.

Auf der Grundlage vorläufiger Analysen sowie ihrer Teilnahme an der *Quantitative Impact Study* (QIS 3) im Jahr 2002 geht die HypoVereinsbank davon aus, dass die Risikoaktiva der HVB Group nach Inkrafttreten der Basel-II-Bestimmungen und Einführung eines IRB Advanced Approach (IRB = Internal Ratings Based) reduziert werden. Sofern alle übrigen Parameter unverändert bleiben und die operativen Risiken außer Betracht gelassen werden, würde die Einführung des IRB Advanced Approach zu einer Erhöhung der BIZ-Kapitalquoten der HVB Group führen. Die Hauptgründe, weshalb die HVB Group von der Einführung des IRB Advanced Approach profitieren würde, liegen in der Struktur des Geschäfts der HVB Group. Sowohl das Kreditgeschäft für Privatkunden als auch die für das Immobilienfinanzierungsgeschäft charakteristischen hohen Besicherungsquoten werden durch die geringeren Eigenkapitalanforderungen des IRB Advanced Approach gemäß den Basel-II-Bestimmungen begünstigt. Um den IRB Advanced Approach einführen zu können, müssen die historischen Verlustdaten der letzten fünf bis sieben Jahre gesammelt werden. Die HypoVereinsbank geht davon aus, dass sie zu Beginn des Jahres 2007 in der Lage sein wird, den IRB Advanced Approach anzuwenden. Die Bank Austria Creditanstalt plant, den IRB Advanced Approach in ausgewählten Bereichen (teilweise Anwendung) Anfang 2007 und in den übrigen Bereichen entsprechend später einzuführen.

Überblick

Die nachstehende Tabelle enthält die zusammengefasste konsolidierte Gewinn- und Verlustrechnung der HVB Group für die Geschäftsjahre 2002 und 2001:

	Geschäftsjahr		
	2002	2001	Veränderung
	(in Mio. €)		(in %)
Zinsüberschuss	6.649	7.331	(9,3)
Kreditrisikovorsorge	3.797	2.074	83,1
Zinsüberschuss nach Kreditrisikovorsorge	2.852	5.257	(45,7)
Provisionsüberschuss	2.684	2.877	(6,7)
Handelsergebnis	787	592	32,9
Verwaltungsaufwand[1]	7.076	7.716	(8,3)
Saldo sonstige betriebliche Erträge/Aufwendungen	115	485	(76,3)
Betriebsergebnis	(638)	1.495	—
Finanzanlageergebnis	649	530	22,5
Abschreibungen auf Geschäfts- oder Firmenwerte	395	321	23,1
Saldo übrige Erträge/Aufwendungen	(151)	(136)	(11,0)
Zuführung zu Restrukturierungsrückstellungen[2]	286	19	—
Ergebnis vor Steuern	(821)	1.549	—
Ertragsteuern	37	582	(93,6)
Jahresüberschuss (-fehlbetrag)	(858)	967	—
Fremdanteile am Jahresüberschuss (-fehlbetrag)	29	(29)	—
Jahresüberschuss (-fehlbetrag) ohne Fremdanteile	(829)	938	—
Operative Erträge[3]	10.235	11.285	(9,3)

(1) Der Verwaltungsaufwand beinhaltet nicht mehr die Zuführungen zu Restrukturierungsrückstellungen.

(2) Zuführungen zu Restrukturierungsrückstellungen umfassen Rückstellungen für Maßnahmen, die auf künftige Kosteneinsparungen abzielen (z.B. Abstandszahlungen und Rückbaukosten für künftig nicht mehr benötigte Mietobjekte sowie Zahlungen im Zusammenhang mit Abfindungsvereinbarungen und Altersteilzeitregelungen). Die Nettozuführungen zu diesen Rückstellungen wurden 2002 erstmals separat ausgewiesen; die Zahlen für das Jahr 2001 wurden entsprechend angepasst, sodass für diese Position ein Betrag ausgewiesen wurde, der zuvor unter Verwaltungsaufwand erfasst worden war.

(3) Umfasst Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und den Saldo der sonstigen betrieblichen Erträge/Aufwendungen.

Das negative Betriebsergebnis der HVB Group von € 638 Mio. im Jahr 2002 spiegelt in erster Linie den erheblichen Anstieg der Kreditrisikovorsorge um € 1.723 Mio. (einschließlich einer einmaligen Erhöhung der pauschalierten Einzelwertberichtigungen um € 270 Mio.) als Ergebnis der schwachen Wirtschaftslage und einer Reihe von Großinsolvenzen sowie den Rückgang des Zinsüberschusses um € 682 Mio. zwischen 2001 und 2002 wider. Der Rückgang des Provisionsüberschusses um € 193 Mio. sowie das Fehlen von Einmaleffekten vergleichbar den € 370 Mio. sonstigen betrieblichen Erträgen aus der Veräußerung der Beteiligung der HVB Group an der Foreign & Colonial im Jahr 2001 trugen zu einem weiteren Rückgang im Jahr 2002 bei. Der Rückgang des Verwaltungsaufwands um € 640 Mio., in dem sich erste Effekte der Kostensenkungsprogramme zeigten, und der Anstieg des Handelsergebnisses um € 195 Mio. reichten nicht aus, um den Verlust auszugleichen.

Der Anstieg des Finanzanlageergebnisses des Konzerns um € 119 Mio. (trotz Abschreibungen auf das Investmentportfolio in Höhe von € 360 Mio.) wurde durch die Effekte des Anstiegs der Abschreibungen auf Geschäfts- oder Firmenwerte um € 74 Mio. und der erstmaligen Bildung von Restrukturierungsrückstellungen in Höhe von € 286 Mio. überkompensiert. Die Abschreibungen auf Geschäfts- oder Firmenwerte betrafen u.a. außerplanmäßige Abschreibungen in Höhe von € 164 Mio. im Zusammenhang mit der Veräußerung von SelfTrade S.A., der französischen Discount-Broker Tochtergesellschaft der HVB Group, zum 31. Dezember 2002, und in Höhe von € 21 Mio. bezogen auf die DAB Bank AG.

Segmentübersicht

Die nachstehende Tabelle enthält die zusammengefasste Gewinn- und Verlustrechnung der HVB Group für die Geschäftsjahre 2002 und 2001 nach Segmenten[1]:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu *(pro forma)*[2]	Hypo Group *(einzustellender Bereich, pro forma)*[2]	Konsolidierung	HVB Group *(tatsächlich)*
					(in Mio. €)				
Zinsüberschuss									
2002	2.954	1.968	1.382	(10)	(358)	5.936	736	(23)	6.649
2001	3.066	1.999	1.868	(8)	(258)	6.667	804	(140)	7.331
Kreditrisikovorsorge									
2002	1.853	511	919	—	9	3.292	505	—	3.797
2001	915	644	394	(140)	(30)	1.783	291	—	2.074
Provisionsüberschuss									
2002	1.187	1.044	418	(2)	25	2.672	12	—	2.684
2001	1.442	994	407	—	17	2.860	17	—	2.877
Handelsergebnis									
2002	3	91	699	—	(6)	787	—	—	787
2001	18	170	386	—	19	593	(1)	—	592
Verwaltungsaufwand									
2002	3.189	2.226	1.395	29	57	6.896	254	(74)	7.076
2001	3.507	2.565	1.372	52	(12)	7.484	247	(15)	7.716
Saldo sonstige betriebliche Erträge/ Aufwendungen									
2002	28	24	30	(4)	102	180	14	(79)	115
2001	401	32	4	2	(5)	434	52	(1)	485
Betriebsergebnis									
2002	(870)	390	215	(45)	(303)	(613)	3	(28)	(638)
2001	505	(14)	899	82	(185)	1.287	334	(126)	1.495
Finanzanlageergebnis									
2002	(99)	44	(267)	—	909	587	62	—	649
2001	3	(24)	(40)	(139)	664	464	66	—	530
Abschreibungen auf Geschäfts- oder Firmenwerte									
2002	215	111	62	—	7	395	—	—	395
2001	139	140	29	—	13	321	—	—	321
Zuführungen zu Restrukturierungsrückstellungen									
2002	212	2	35	—	34	283	3	—	286
2001	—	9	—	—	—	9	10	—	19
Saldo übrige Erträge/Aufwendungen									
2002	(11)	(2)	(3)	(115)	(18)	(149)	(2)	—	(151)
2001	(14)	(3)	(7)	(69)	(40)	(133)	(3)	—	(136)
Ergebnis vor Steuern									
2002	(1.407)	319	(152)	(160)	547	(853)	60	(28)	(821)
2001	355	(190)	823	(126)	426	1.288	387	(126)	1.549
Darunter:									
BA-CA Gruppe									
2002	—	319	(61)	—	5	263	—	—	263
2001	—	(190)	267	—	216	293	—	—	293

(1) Die Segmentangaben für das Geschäftsjahr 2002 sind dem Konzernabschluss der HVB Group für das Geschäftsjahr 2002 entnommen, d.h. es wurden keine Anpassungen wie beim Vergleich der Geschäftsjahre 2002 und 2003 vorgenommen. Siehe auch "—Einleitung—Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."

(2) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Ertragslage

Zinsüberschuss

Die nachstehende Tabelle zeigt den Zinsüberschuss der HVB Group für die angegebenen Zeiträume aufgegliedert nach Zinserträgen, Zinsaufwendungen und dem Ergebnis aus dem Leasinggeschäft:

	Geschäftsjahr	
	2002	2001
	(in Mio. €, außer Spannen)	
Zinsüberschuss[1]		
Zinserträge aus:		
Kredit-und Geldmarktgeschäften	28.222	31.671
Festverzinslichen Wertpapieren und Schuldbuchforderungen	4.874	6.114
Aktien und anderen nicht festverzinslichen Wertpapieren	259	273
Verbundenen Unternehmen	136	124
Nach der Equity-Methode bewerteten Unternehmen	16	122
Beteiligungen	62	94
Immobilien des Finanzanlagebestandes	55	66
Insgesamt	33.624	38.464
Zinsaufwendungen für:		
Einlagen	12.217	14.829
Verbriefte Verbindlichkeiten	13.500	15.337
Nachrangkapital	1.361	1.197
Insgesamt	27.078	31.363
Ergebnis aus dem Leasinggeschäft	103	230
Zinsüberschuss	6.649	7.331
Zinsspannen:		
Auf Basis der durchschnittlichen Risikoaktiva (nach BIZ)[2]	2,07 %	2,20 %
Auf Basis des durchschnittlichen Geschäftsvolumens[3]	1,04 %	1,13 %

[1] Zins- und Dividendenerträge, die auf im Handelsbestand enthaltene Aktiva vereinnahmt und Refinanzierungskosten und Provisionen, die auf im Handelsbestand enthaltene Aktiva aufgewendet werden, sind in der Position "Handelsergebnis" enthalten. Siehe nachfolgend "—Handelsergebnis."

[2] Zinsüberschuss als Prozentsatz der durchschnittlichen Risikoaktiva ohne außerbilanzielle Aktiva.

[3] Zinsüberschuss als Prozentsatz des durchschnittlichen Geschäftsvolumens (Summe der Aktiva ohne Handelsaktiva).

Der Zinsüberschuss des Konzerns sank zwischen 2001 und 2002 um € 682 Mio. bzw. 9,3 %. Folgende Faktoren trugen maßgeblich zu diesem Rückgang bei:

- Entsprechend dem geplanten Abbau von Risikoaktiva, gingen die durchschnittlichen Risikoaktiva (BIZ) (ohne Berücksichtigung der außerbilanziellen Aktiva) der HVB Group zwischen dem 31. Dezember 2001 und dem 31. Dezember 2002 um € 11.116 Mio. zurück und das Kreditvolumen lag mit € 487.933 Mio. zum 31. Dezember 2002 um 3,0 % unter dem Vorjahresniveau.

- Da es nicht möglich war, die Zinsen auf Einlagen im selben Umfang und zur selben Zeit wie die Zinsen auf Kredite zu senken, wirkte sich das rückläufige Zinsniveau stärker auf die Kreditmargen der HVB Group als auf ihre Einlagenmargen aus. Im Kreditgeschäft konnte das allgemein niedrige Zinsniveau nicht vollständig durch die risikoadjustierte Preisgestaltung ausgeglichen werden, die die HVB Group konsequent anwendet.

- Im Jahr 2002 lag der Zinsausfall aus zinslos gestellten Krediten bei € 729 Mio. und damit € 33 Mio. bzw. 4,7 % über dem des Jahres 2001.

- Ferner führte die Herabstufung der Ratings der HVB Group zu höheren Refinanzierungskosten und machte Anpassungen bei den Bedingungen der Refinanzierungsfazilitäten der HVB Group erforderlich, die zu einem Anstieg der Refinanzierungskosten, insbesondere bei nachrangigen Verbindlichkeiten, führten.

- Währungsschwankungen führten im Jahr 2002 im Vergleich zu 2001 zu einem Rückgang des Zinsüberschusses der HVB Group um ca. € 160 Mio., von denen € 68 Mio. auf den Anstieg des Euro gegenüber dem polnischen Zloty und € 87 Mio. auf den Anstieg des Euro gegenüber dem U.S. Dollar zurückzuführen sind.

- Der Rückgang des Zinsüberschusses bei nicht konsolidierten, At-Equity bewerteten Gesellschaften um insgesamt € 106 Mio. zwischen 2001 und 2002 führte zu einem weiteren Rückgang des Zinsüberschusses des Konzerns, was in erster Linie auf den Rückgang des Beitrages der At-Equity-Bewertung der International Moscow Bank (ca. minus € 37 Mio.), der Bausparkasse Wüstenrot Aktiengesellschaft (ca. minus € 16 Mio.), der HI Vermögensverwaltungsgesellschaft (ca. minus € 17 Mio.) und der Banco BBA-Creditanstalt S.A. (ca. minus € 17 Mio.) zurückzuführen war.

- Positive Konsolidierungseffekte in Höhe von ca. € 32 Mio. aus der erstmaligen Konsolidierung der kroatischen Konzerntochter Splitska Banka d.d. zum 1. Mai 2002 wurden unter anderem durch negative Konsolidierungseffekte in Höhe von ca. € 54 Mio. aus der Veräußerung der Bayerische Immobilien-Leasing GmbH, einer der Tochtergesellschaften für Immobilienvermietungen der HVB Group, zum 1. Januar 2002 und ca. € 27 Mio. aus der Veräußerung der Westfalenbank AG, einer der kleinen Geschäftsbanken der HVB Group, zum 15. März 2002 mehr als ausgeglichen, was zu negativen Konsolidierungseffekten beim Zinsüberschuss der HVB Group in Höhe von ca. € 57 Mio. führte.

- Der Zinsüberschuss aus Beteiligungen sank zwischen 2001 und 2002 um ca. € 32 Mio.

- Negative Effekte aus der Bewertung von Zinsderivaten des Nicht-Handels gemäß IAS 39 in Höhe von ca. € 28 Mio., ein Rückgang des Zinsüberschusses aus Aktien in Höhe von ca. € 14 Mio. und ein Rückgang des Zinsüberschusses aus Immobilien des Finanzanlagebestands in Höhe von ca. € 11 Mio. trugen ferner zu dem Rückgang des Zinsüberschusses bei.

- Die vorgenannten Effekte sowie der beträchtliche Rückgang der verzinslichen Risikoaktiva trugen zum Rückgang der Nettozinsmarge der HVB Group (auf Basis des durchschnittlichen Geschäftsvolumens) von 1,13 % Ende 2001 auf 1,04 % Ende 2002 bei.

Die nachstehende Tabelle zeigt den Zinsüberschuss der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu *(pro forma)*[1]	Hypo Group *(einzustellender Bereich, pro forma)*[1]	Konsolidierung	HVB Group *(tatsächlich)*
					geprüft (in Mio. €)				
Geschäftsjahr									
2002	2.954	1.968	1.382	(10)	(358)	5.936	736	(23)	6.649
2001	3.066	1.999	1.868	(8)	(258)	6.667	804	(140)	7.331

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet ging der Zinsüberschuss in den Geschäftsfeldern Deutschland und Österreich und CEE in 2002 gegenüber 2001 nur leicht zurück. Im Geschäftsfeld Deutschland sank der Zinsüberschuss im Jahr 2002 um € 112 Mio. bzw. 3,7 % im Vergleich zu 2001. Der Grund für diesen Rückgang war in erster Linie die Veräußerung der Westfalenbank AG und der Bayerische Immobilien-Leasing GmbH. Darüber hinaus trugen die niedrigeren Einlagenmargen bei der HypoVereinsbank weiter zu dem Rückgang bei. Im Geschäftsfeld Österreich und CEE betrug der Rückgang € 31 Mio. bzw. 1,6 %. Im Geschäftsfeld Corporates & Markets zeigte der Zinsüberschuss zwischen 2002 und 2001 den größten Rückgang mit € 486 Mio. bzw. 26,0 %. Dieser Rückgang war insbesondere auf den Abbau von Risikoaktiva und den Anstieg der zinslos gestellten Kredite zurückzuführen. Auch die Verkleinerung des Anleihenportfolios der HVB Group trug zu diesem Rückgang bei. In wesentlich geringerem Umfang stand der Rückgang des Zinsüberschusses im Geschäftsfeld Corporates & Markets auch damit im Zusammenhang, dass die aktuelle Segmentstruktur der HVB Group erst im Jahr 2002 umgesetzt wurde. Die Segmentinformationen für das Geschäftsjahr 2001 wurden zwar an die in 2002 eingeführte Segmentstruktur angepasst, um die segmentweise Vergleichbarkeit der Jahre 2001 und 2002 neu zu ermöglichen. Ein Teil des Zinsüberschusses, der im Jahr 2001 dem Geschäftsfeld Corporates & Markets zugeordnet worden war, wurde im Jahr 2002 jedoch in anderen Geschäftsfeldern, vor allem dem Geschäftsfeld Österreich und CEE, erfasst.

Der Zinsüberschuss der HVB Group neu (pro forma) spiegelt in erster Linie den starken Rückgang des Zinsüberschusses im Geschäftsfeld Corporates & Markets sowie einen Anstieg der Zinsaufwendungen in der Spalte Sonstige/Konsolidierung von € 100 Mio. bzw. 38,8 % wider. Die Zinsaufwendungen in der Spalte Sonstige/Konsolidierung beziehen sich vornehmlich auf die anteilig zugeordneten Refinanzierungskosten der HVB Group für Tochtergesellschaften und Beteiligungen. Der Anstieg der Refinanzierungskosten und damit der Zinsaufwendungen im Jahr 2002 ist hauptsächlich auf die niedrigeren Zinserträge auf das Eigenkapital, mit dem Tochtergesellschaften ausgestattet wurden, insbesondere auf das Eigenkapital, mit dem die Bank BPH ausgestattet wurde (ca. € 60 Mio.), zurückzuführen, die sich auf Grund der Zinssenkungen in Polen um ca. 4 % ergaben, sowie auf einen Rückgang der Zinserträge auf das Eigenkapital der HVB Group.

Der Zinsüberschuss im Geschäftsfeld Hypo Group sank 2002 gegenüber 2001 um € 68 Mio. bzw. 8,4 %. Dieser Rückgang spiegelt in erster Linie Zinsausfälle aus im deutschen Kreditportfolio der Hypo Group enthaltenen Krediten wider. Des Weiteren führten Herabstufungen des Ratings von Unternehmen der HVB Group zu einem Anstieg der Refinanzierungskosten des Konzerns, der nicht durch entsprechende Zinsanhebungen im Kreditgeschäft ausgeglichen werden konnte.

Kreditrisikovorsorge

Die nachstehende Tabelle gibt einen Überblick über die Entwicklung der Kreditrisikovorsorge der HVB Group während der angegebenen Zeiträume:

	Geschäftsjahr	
	2002	2001
	(in Mio. €)	
Zuführungen:		
Wertberichtigungen auf Forderungen	4.975	3.803
Rückstellungen im Kreditgeschäft	260	140
Zuführungen insgesamt	5.235	3.943
Darunter:		
Einzelrisiken	5.007	3.660
Länderrisiken	48	148
Latente Risiken	180	135
Auflösungen:		
Wertberichtigungen auf Forderungen	(1.188)	(1.454)
Rückstellungen im Kreditgeschäft	(149)	(258)
Auflösungen insgesamt	(1.337)	(1.712)
Darunter:		
Einzelrisiken	(1.023)	(1.518)
Länderrisiken	(189)	(57)
Latente Risiken	(125)	(137)
Eingänge auf abgeschriebene Forderungen	(101)	(157)
Nettozuführungen zur Kreditrisikovorsorge	3.797	2.074
Zinslos gestellte Kredite	14.694	12.929
Nettozuführungen zur Kreditrisikovorsorge als Prozentsatz der zinslos gestellten Kredite	25,8 %	16,0 %
Deckungsquote der zinslos gestellten Kredite (Coverage Ratio)[1]	97 %	99 %
Risikovorsorgebestandsquote[2]	2,91 %	2,55 %

(1) Risikovorsorgebestand als Prozentsatz der zinslos gestellten Kredite.
(2) Risikovorsorgebestand als Prozentsatz des Kreditvolumens zum Periodenende.

Der Konzern erhöhte die Kreditrisikovorsorge 2002 im Vergleich zu 2001 um netto € 1.723 Mio. bzw. 83,1 %. Die höhere Kreditrisikovorsorge reflektiert nicht nur einen Anstieg der Zuführungen um € 1.292 Mio. bzw. 32,8 %, sondern auch einen Rückgang der Auflösungen um € 375 Mio. bzw. 21,9 %, was hauptsächlich auf die sich verschlechternde Wirtschaftslage, die Rolle des Konzerns als Gläubigerbank bei einer Reihe von Großinsolvenzen und Umstrukturierungen, ein schwieriges Geschäftsumfeld für die kleinen und mittleren Kunden, die anhaltende Schwäche auf dem Energie-, IT-, Telekommunikationssektor und Immobiliensektor sowie Verschlechterung der Ratings ausländischer Kreditnehmer zurückzuführen war.

In den Jahren 2002 und 2001 waren über 80 % der Auflösungen von Wertberichtigungen und Rückstellungen im Kreditgeschäft den Geschäftsfeldern Deutschland (ca. 25 %), Corporates & Markets (ca. 25 %) und Österreich und CEE (ca. 30 %) zuzuordnen. In beiden Jahren reflektieren die Auflösungen eine Vielzahl kleinerer Auflösungen von Wertberichtigungen und Rückstellungen im Kreditgeschäft von denen nur wenige € 10 Mio. überstiegen.

Eine Übersicht über die Nettozuführungsquoten und Ausfallquoten des Konzerns in den Jahren 2001 und 2002 ist in dem Abschnitt "Kreditportfolio—Risikovorsorgebestand" enthalten.

Die nachstehende Tabelle zeigt die Kreditrisikovorsorge der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu *(pro forma)*[1]	Hypo Group *(einzustellender Bereich, pro forma)*[1]	Konsolidierung	HVB Group *(tatsächlich)*
					geprüft (in Mio. €)				
Geschäftsjahr									
2002	1.853	511	919	—	9	3.292	505	—	3.797
2001	915	644	394	(140)	(30)	1.783	291	—	2.074

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet ist die Kreditrisikovorsorge im Geschäftsfeld Deutschland 2002 gegenüber 2001 mit einem Anstieg von € 938 Mio. um mehr als das Doppelte gestiegen. Hierzu trugen zahlreiche Insolvenzen deutscher mittelständischer Unternehmen genauso bei wie die gestiegene Arbeitslosenquote sowie die allgemein schlechtere wirtschaftliche Situation bei den Privatpersonen. Der Anstieg der Kreditrisikovorsorge im Geschäftsfeld Deutschland reflektiert ebenfalls die Erhöhung der pauschalierten Einzelwertberichtigungen der HVB Group um € 270 Mio. als Folge der Änderung der Parameter für die Festlegung pauschalierter Einzelwertberichtigungen. Siehe "—Einleitung—Wesentliche Bilanzierungs- und Bewertungsmethoden –Kreditrisikovorsorge." Darüber hinaus trug der Anstieg der Einzelwertberichtigungen für Forderungen betreffend das gewerbliche Immobilienfinanzierungsportfolio der HypoVereinsbank im Jahr 2002 zu einem weiteren Anstieg der Kreditrisikovorsorge im Geschäftsfeld Deutschland bei. Der Rückgang der Kreditrisikovorsorge im Geschäftsfeld Österreich und CEE um € 133 Mio. bzw. 20,7 % im Jahr 2002 gegenüber 2001 beruhte hauptsächlich darauf, dass die HVB Group im Jahr 2002 in dieser Region bei einer geringeren Zahl von Großinsolvenzen von Kreditnehmern Gläubigerbank war und zudem insbesondere bei den polnischen Konzerngesellschaften eine um ca. € 65 Mio. rückläufige Risikovorsorge zu verzeichnen war. Die erhöhte Kreditrisikovorsorge im Jahr 2001 führte zu einer Reduzierung der Kreditrisikovorsorge im Jahr 2002 in Höhe von ca. € 50 Mio. Auch im Geschäftsfeld Corporates & Markets stieg die Kreditrisikovorsorge im Vergleich der Jahre 2001 und 2002 mit € 525 Mio. um mehr als das Doppelte. Etwa € 450 Mio. hiervon waren auf die Beteiligung der HVB Group als Gläubigerbank bei Großinsolvenzen von vier großen Firmenkunden in Deutschland zurückzuführen. Ferner lässt sich dieser Anstieg sowohl auf die Insolvenzen weiterer deutscher Kreditnehmer der HVB Group als auch auf die Herabstufung der Ratings großer internationaler Kreditnehmer zurückführen. Der negative Wert von € 140 Mio. im Segment Workout Immobilien im Jahr 2001 bezieht sich auf die Auflösung von Rückstellungen im Zusammenhang mit einer außerplanmäßigen Abschreibung auf Beteiligungen, die dem Segment Workout Immobilien zugeordnet waren. Siehe "—Finanzanlageergebnis."

Die Kreditrisikovorsorge der HVB Group neu (pro forma) stieg im Jahr 2002 um € 1.509 Mio. bzw. 84,6 % gegenüber 2001, was in erster Linie auf den erheblichen Anstieg der Kreditrisikovorsorge in den Geschäftsfeldern Deutschland und Corporates & Markets zurückzuführen war, die jedoch teilweise durch den Rückgang der Kreditrisikovorsorge im Geschäftsfeld Österreich und CEE ausgeglichen wurden. Die Veränderungen in der Spalte Sonstige/Konsolidierungen 2002 gegenüber 2001 beruhten auf zwei Faktoren. Ein Faktor betraf Eingänge auf abgeschriebene Forderungen im Jahr 2001 in Höhe von € 30 Mio., der andere Faktor betraf eine Wertberichtigung, die von der Bank Austria Creditanstalt im Jahr 2002 in Bezug auf einen argentinischen Kunden gebildet wurde.

Die Kreditrisikovorsorge der Hypo Group stieg im Vergleich der Jahre 2001 und 2002 um € 214 Mio. bzw. 73,5 %. Dieser Anstieg war hauptsächlich auf eine Vielzahl von problembehafteten Kreditengagements sowohl bei gewerblichen als auch bei privaten Immobilienprojekten in Ostdeutschland sowie in strukturschwachen Gebieten Westdeutschlands zurückführen.

Provisionsüberschuss

Die nachstehende Tabelle zeigt den Provisionsüberschuss der HVB Group aufgegliedert nach Provisionserträgen und Provisionsaufwendungen:

	Geschäftsjahr	
	2002	2001
	(in Mio. €)	
Provisionserträge aus:		
Wertpapier- und Depotgeschäft[1]	1.291	1.563
Darunter:		
Wertpapiergeschäft	573	697
Asset Management	293	326
Depotgeschäft (außer Asset Management)	130	153
Sonstiges wertpapierbezogenes Geschäft	295	387
Außenhandelsgeschäft und Zahlungsverkehr	1.090	1.057
Kreditgeschäft	645	615
Sonstiges Dienstleistungsgeschäft[2]	308	357
Insgesamt	3.334	3.592
Provisionsaufwendungen für:		
Wertpapiergeschäft[1]	216	318
Darunter:		
Wertpapiergeschäft	49	67
Asset Management	64	68
Sonstiges wertpapierbezogenes Geschäft	104	183
Außenhandelsgeschäft und Zahlungsverkehr	151	134
Kreditgeschäft	168	148
Sonstiges Dienstleistungsgeschäft[2]	114	115
Insgesamt	650	715
Provisionsüberschuss	2.684	2.877

(1) Beinhaltet Geschäftsaktivitäten im Bereich Emissionsgeschäft und Asset Management.
(2) Beinhaltet in erster Linie den Verkauf von Versicherungsprodukten, Bausparprodukten und Finanzberatungstätigkeit.

Der Provisionsüberschuss der HVB Group sank im Vergleich der Jahre 2001 und 2002 um € 193 Mio. bzw. 6,7 %. Die Schwäche der internationalen Kapitalmärkte im Jahr 2002 führte zu einem Rückgang der Nettoerträge aus dem Wertpapier- und Depotgeschäft um 13,7 %, da die Marktteilnehmer weniger und kleinere Transaktionen durchführten und die Provisionen im auf Wert- oder Portfoliowertsteigerung basierenden Asset-Management-Geschäft zurückgingen. Gleichzeitig hatte die strategische Partnerschaft mit der Münchener-Rück-Gruppe positiven Einfluss auf die Erträge aus dem sonstigen Dienstleistungsgeschäft. Aus der Zusammenarbeit mit der Münchener-Rück-Gruppe resultierte im Jahr 2001 ein Provisionsüberschuss in Höhe von € 29,8 Mio. und im Jahr 2002 in Höhe von € 68,8 Mio. Dieser Anstieg im sonstigen Dienstleistungsgeschäft wurde jedoch von einem Rückgang des Provisionsüberschusses in Höhe von € 82 Mio. aus Dienstleistungen, die nicht mit Versicherungsprodukten in Zusammenhang stehen, mehr als kompensiert. Als Gründe für diesen Rückgang sind niedrigere Erträge aus dem Verkauf von Bausparprodukten und Effekte aus der Entkonsolidierung der ehemaligen CA IB-Töchter (€ 31 Mio.) zum 1. Januar 2002 zu nennen. Nachdem wesentliche Geschäftsbereiche der CA IB Investment Bank Austria AG auf die Bank Austria Creditanstalt übertragen worden waren, wurde das übrige Geschäft der CA IB Investment Bank Austria AG auf die CA IB Corporate Finance Beratungs Ges. mbH übertragen. Daraufhin wurden die CA IB Investment Bank Austria AG, ihre Tochtergesellschaften und die CA IB Corporate Finance Beratungs Ges. mbH (zusammen die "CA IB Gesellschaften") in den Kreis der Tochtergesellschaften mit untergeordneter Bedeutung aufgenommen und daher für den Konzernabschluss der HVB Group 2002 entkonsolidiert. Der Anteil des Provisionsüberschusses an den operativen Erträgen stieg von 25,5 % im Jahr 2001 auf 26,2 % im Jahr 2002.

Die nachstehende Tabelle zeigt den Provisionsüberschuss der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu *(pro forma)*[1]	Hypo Group *(einzustellender Bereich, pro forma)*[1]	Konsolidierung	HVB Group *(tatsächlich)*
					geprüft (in Mio. €)				
Geschäftsjahr									
2002	1.187	1.044	418	(2)	25	2.672	12	—	2.684
2001	1.442	994	407	—	17	2.860	17	—	2.877

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet sank der Provisionsüberschuss im Geschäftsfeld Deutschland im Vergleich der Jahre 2001 und 2002 um € 255 Mio. bzw. 17,7 %, was in erster Linie auf dem massiven Rückgang der Anzahl und der Volumina der Wertpapiertransaktionen auf Grund des schwachen Kapitalmarkts in Deutschland beruhte. Im Geschäftsfeld Österreich und CEE stieg der Provisionsüberschuss im Jahr 2002 gegenüber dem Jahr 2001 trotz einer vergleichbaren Schwäche des österreichischen Kapitalmarkts um € 50 Mio. bzw. 5,0 %. Dieser Anstieg war in erster Linie auf den Anstieg des Provisionsüberschusses aus dem Geschäft des Konzerns in Zentral- und Osteuropa zurückzuführen. Im Einzelnen beruhte der Anstieg des Provisionsüberschusses im Geschäftsfeld Österreich und CEE vorwiegend auf dem Wachstum in Polen und einer bilanzausweisbezogenen Verschiebung zwischen dem Handelsergebnis und dem Provisionsüberschuss in Höhe von ca. € 42 Mio., die aus der erstmaligen Anwendung bestimmter interner Rechnungslegungsvorschriften der HVB Group in Polen beruhte, die, anders als in früheren Jahren, die Erfassung bestimmter Provisionserträge aus Handelsaktivitäten für Kunden im Provisionsüberschuss statt im Handelsergebnis erforderte. Im Geschäftsfeld Corporates & Markets zeichnete sich 2002 ebenfalls ein leichter Anstieg des Provisionsüberschusses gegenüber 2001 ab. Dieser Anstieg beruhte hauptsächlich auf dem provisionsbasierten Geschäft mit festverzinslichen Wertpapieren und von der HVB Group entwickelten strukturierten Equity-Produkten.

Der Provisionsüberschuss der HVB Group neu (pro forma) sank um € 188 Mio. bzw. 6,6 %, was in erster Linie den Rückgang des Provisionsüberschusses im Geschäftsfeld Deutschland reflektierte, der teilweise durch den leichten Anstieg des Provisionsüberschusses in den Geschäftsfeldern Österreich und CEE und Corporates & Markets kompensiert wurde. Zudem gab es einen leichten Anstieg des Provisionsüberschusses in der Spalte Sonstige/Konsolidierung, der sich auf einen Provisionsüberschuss bezog, der keinem anderen Geschäftsfeld zugeordnet werden konnte.

Der Provisionsüberschuss der Hypo Group sank um € 5 Mio. bzw. 29,4 %. Dies war insbesondere auf einen Rückgang der Vertreterprovisionen im Bereich privater Immobilienfinanzierung in Deutschland zurückzuführen, als Folge des Umstandes, dass die Hypo Group im Bereich der privaten Immobilienfinanzierung nicht mehr im Vertretergeschäft tätig ist.

Handelsergebnis

Die nachstehende Tabelle gibt eine Übersicht über die Bestandteile des Handelsergebnisses der HVB Group für die angegebenen Zeiträume:

	Geschäftsjahr	
	2002	2001
	(in Mio. €)	
Handelsergebnis[1]		
Kursbezogenes Geschäft	172	51
Darunter:		
Bayerische Hypo- und Vereinsbank AG	122	81
Bank Austria Creditanstalt AG	(23)	(20)
Vereins- und Westbank AG	1	(13)
Sonstige	72	3
Zins- und währungsbezogenes Geschäft	615	541
Darunter:		
Bayerische Hypo- und Vereinsbank AG	390	213
Bank Austria Creditanstalt AG	158	102
Vereins- und Westbank AG	24	22
Sonstige	43	204
Insgesamt	787	592

(1) Beinhaltet Zins- und Dividendenerträge saldiert mit Refinanzierungskosten in Höhe von minus € 13 Mio. für das Jahr 2002 und Zins- und Dividendenerträge saldiert mit Refinanzierungskosten in Höhe von € 8 Mio. für das Jahr 2001 aus Wertpapieren des Handelsbestands.

Trotz der ungünstigen Bedingungen an den internationalen Aktienmärkten stieg das Handelsergebnis aus kursbezogenen Geschäften der HVB Group im Jahr 2002 verglichen mit dem Jahr 2001 um € 121 Mio. bzw. über 200 %. Dieser Anstieg wurde ergänzt durch einen Anstieg des Handelsergebnisses aus zins- und währungsbezogenen Geschäften, insbesondere Arbitrage-Transaktionen, in Höhe von € 74 Mio. bzw. 13,7 %. Daraus ergab sich in 2002 gegenüber 2001 ein Anstieg des Handelsergebnisses von € 195 Mio. bzw. 32,9 %. Da das Handelsergebnis größtenteils auf der Ausnutzung von Preisschwankungen von Wertpapieren und Derivaten beruht, ist das Handelsergebnis als solches volatil. Ein Anstieg des Handelsergebnisses geht häufig mit einer gestiegenen Marktvolatilität einher. Eine Darstellung der Risiken, die mit der Volatilität des Handelsergebnisses verbunden ist, findet sich im Abschnitt "Risikofaktoren—Risiken bezogen auf die Geschäftstätigkeit der HVB Group—Das Handelsergebnis der HVB Group ist möglicherweise volatil."

Die nachstehende Tabelle enthält das Handelsergebnis der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu *(pro forma)*[1]	Hypo Group *(einzustellender Bereich, pro forma)*[1]	Konsolidierung	HVB Group *(tatsächlich)*
					geprüft (in Mio. €)				
Geschäftsjahr									
2002	3	91	699	—	(6)	787	—	—	787
2001	18	170	386	—	19	593	(1)	—	592

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet spielte das Handelsergebnis für die Ertragssituation im Geschäftsfeld Deutschland in den Jahren 2001 und 2002 nur eine untergeordnete Rolle. In diesem Geschäftsfeld ging das Handelsergebnis in 2002 gegenüber 2001 ausgehend von einem bereits sehr niedrigen Niveau noch weiter zurück. Im Geschäftsfeld Österreich und CEE sank das Handelsergebnis in 2002 gegenüber 2001 um € 79 Mio. bzw. 46,5 %, in erster Linie als Ergebnis der erstmaligen Anwendung bestimmter interner Rechnungslegungsvorschriften der HVB Group in Polen, die, anders als in früheren Jahren, die Erfassung bestimmter Provisionserträge aus Handelsaktivitäten für Kunden im Provisionsüberschuss statt im Handelsergebnis erforderte. Die sich daraus ergebende Verschiebung von Provisionserträgen aus Handelsaktivitäten vom Handelsergebnis in den Provisionsüberschuss belief sich auf ca. € 42 Mio. Siehe "—Provisionsüberschuss." Weitere € 8 Mio. Erträge aus Swapgeschäften, die vormals im Handelsergebnis erfasst worden waren, wurden im Jahr 2002 im Zinsüberschuss erfasst. Im Übrigen beruhte der Rückgang des Handelsergebnisses im Geschäftsfeld Österreich und CEE vorrangig auf dem rückläufigen Handelsergebnis der Bank BPH, das das Ergebnis einer gestiegenen Marktvolatilität war. Im Geschäftsfeld Corporates & Markets konnte in 2002 ein nennenswerter Anstieg um € 313 Mio. bzw. 81,1 % gegenüber 2001 erzielt werden. Dieser Anstieg beruhte vor allem auf Transaktionen mit Anleihen in strategischen Rentenportfolios unter Ausnutzung von Währungs- und Zinsschwankungen. Darüber hinaus trug der Handel mit strukturierten Equity-Produkten zum Handelsergebnis bei.

Das Handelsergebnis der HVB Group neu (pro forma), das 2002 im Vergleich zu 2001 um € 194 Mio. bzw. 32,7 % stieg, spiegelte in erster Linie das stark gestiegene Handelsergebnis im Geschäftsfeld Corporates & Markets wider. Das Handelsergebnis in der Spalte Sonstige/Konsolidierung war zum größten Teil auf Sondereffekte in den Jahren 2001 und 2002 zurückzuführen. Das Handelsergebnis in Höhe von € 19 Mio. im Jahr 2001 resultierte überwiegend aus dem Handelsergebnis der Zweigniederlassung New York der Bank Austria Creditanstalt. Daneben wirkte sich in geringem Umfang das Ergebnis aus einem in 2001 ausgelaufenen Portfolio der HypoVereinsbank in Vorstandsverantwortung zur Aktiv-/Passivsteuerung aus.

Im Geschäftsfeld Hypo Group fiel im Jahr 2002 kein Handelsergebnis an; im Jahr 2001 war es lediglich ein minimal negatives Handelsergebnis.

Verwaltungsaufwand

Die nachstehende Tabelle gibt einen Überblick über die Bestandteile des Verwaltungsaufwands der HVB Group für die angegebenen Zeiträume.

	Geschäftsjahr	
	2002	2001
	(in Mio. €, außer Mitarbeiter, Geschäftsstellen und Ratios)	
Verwaltungsaufwand		
Personalaufwand:		
Löhne und Gehälter	2.893	3.086
Soziale Abgaben	513	518
Aufwendungen für Altersversorgung und Unterstützung	506	564
Personalaufwand insgesamt	3.912	4.168
Andere Verwaltungsaufwendungen	2.451	2.818
Abschreibungen und Wertberichtigungen:		
Auf Sachanlagen	514	585
Auf Software und sonstige immaterielle Vermögenswerte ohne Geschäfts- oder Firmenwerte	199	145
Abschreibungen und Wertberichtigungen insgesamt	713	730
Verwaltungsaufwand insgesamt	7.076	7.716
Anzahl Mitarbeiter[1]	65.926	69.520
Anzahl Geschäftsstellen	2.104	2.238
Operative Erträge[2]	10.235	11.285
Cost-Income Ratio (auf der Basis der gesamten operativen Erträge)[3]	69,1 %	68,4 %
Cost-Income Ratio (auf der Basis der Erträge aus der gewöhnlichen Geschäftstätigkeit)[4]	70,4 %	68,0 %

(1) Auf der Grundlage der tatsächlichen Mitarbeiterzahl (einschließlich Teilzeitmitarbeitern) zum Jahresende.
(2) Die operativen Erträge umfassen Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo sonstige betriebliche Erträge/Aufwendungen.
(3) Verwaltungsaufwand als Prozentsatz der operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo der sonstigen betrieblichen Erträge/Aufwendungen).
(4) Verwaltungsaufwand als Prozentsatz der Erträge aus der gewöhnlichen Geschäftstätigkeit (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo der sonstigen betrieblichen Erträge/Aufwendungen, Finanzanlageergebnis, Abschreibungen auf Geschäfts- oder Firmenwerte, Zuführungen zu Restrukturierungsrückstellungen und Saldo übrige Erträge/Aufwendungen).

Im Jahr 2002 ging der Verwaltungsaufwand gegenüber dem Jahr 2001 um € 640 Mio. bzw. 8,3 % zurück. Dieser Rückgang überstieg die für das Jahr 2002 zu Beginn des Jahres im Rahmen des konzerninternen Umstrukturierungsprogramms eingeplanten Kosteneinsparungen von ca. € 200 Mio. Insbesondere fielen die Kosteneinsparungen beim Personalaufwand höher aus als vorgesehen. Der beim Personalaufwand im Jahr 2002 erzielte Rückgang um € 256 Mio. bzw. 6,1 % war der erste Einschnitt dieser Art in den letzten Jahren. Der Rückgang konnte in erster Linie durch einen Abbau der Mitarbeiterzahl um 3.594 bzw. 5,2 % zwischen Ende 2001 und Ende 2002 erreicht werden. Dieser Abbau reflektierte auch den Wegfall von 1.100 Arbeitsplätzen auf Grund von Entkonsolidierungen, wie z.B. die der ehemaligen CA IB-Töchter, der Westfalenbank AG und der SelfTrade S.A. Einschnitte bei der leistungsbezogenen Vergütung, wie z.B. Boni, führten im Jahr 2002 zu Kosteneinsparungen von € 150 Mio. gegenüber 2001. Die anderen Verwaltungsaufwendungen, wie vor allem IT-Kosten, Aufwendungen für Gebäude und Gewerbeflächen, Marketingkosten, bestimmte Versicherungsprämien und Aufwendungen für Beratungsleistungen, konnten 2002 im Vergleich zu 2001 um € 367 Mio. bzw. 13,0 % gesenkt werden. Insbesondere trugen Einsparungen im Bereich der IT-Beratungsleistungen und ein rigoroses allgemeines Kosteneinsparungsprogramm, das im Konzern durchgängig umgesetzt wurde und u. a. Reise- und Materialkosten umfasste, zu diesem Rückgang bei. Aufwendungen, die von der HVB Group im Zusammenhang mit dem Transformationsprogramm erwartet wurden, wurden in dem separaten Posten "Zuführungen zu Restrukturierungsrückstellungen" ausgewiesen. Siehe "—Einleitung—Wesentliche Faktoren—Sonstige Schlüsselfaktoren—Restrukturierungsrückstellungen" und "—Zuführungen zu Restrukturierungsrückstellungen." Insgesamt ging der Abschreibungsaufwand leicht zurück, wobei niedrigere Abschreibungen auf Sachanlagen gestiegene Abschreibungen auf Software und sonstige immaterielle Vermögenswerte kompensierten. Der Rückgang der Abschreibungen auf Sachanlagen war das Ergebnis des durch die Umsetzung des Kosteneinsparungsprogramms der HVB Group verursachten Rückgangs bei der Anschaffung von Sachanlagen. Der Anstieg der Abschreibungen auf immaterielle Vermögenswerte war auf die groß angelegte Einführung von Bankensoftware bei den Tochtergesellschaften der HVB Group in Zentral- und Osteuropa zurückzuführen.

Auf Grund des Rückgangs der operativen Erträge (Zinsüberschuss, Provisionsüberschuss, Handelsergebnis und Saldo der sonstigen betrieblichen Erträge/Aufwendungen) verschlechterte sich die Cost-Income-Ratio auf der Basis der operativen Erträge von 68,4 % (einschließlich des Einmaleffekts aus der Veräußerung von Foreign & Colonial in Höhe von € 370 Mio.) im Jahr 2001 auf 69,1 % im Jahr 2002. Ohne den Einmaleffekt aus der Veräußerung von Foreign & Colonial hätte die Cost-Income-Ratio im Jahr 2001 bei 70,7 % gelegen. Die Cost-Income-Ratio gemessen an den Erträgen aus der gewöhnlichen Geschäftstätigkeit betrug im Jahr 2001 68,0 % und im Jahr 2002 70,4 %.

Die nachstehende Tabelle zeigt den Verwaltungsaufwand der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu *(pro forma)*[1]	Hypo Group *(einzustellender Bereich, pro forma)*[1]	Konsolidierung	HVB Group *(tatsächlich)*
					geprüft (in Mio. €)				
Geschäftsjahr									
2002	3.189	2.226	1.395	29	57	6.896	254	(74)	7.076
2001	3.507	2.565	1.372	52	(12)	7.484	247	(15)	7.716

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Im Geschäftsfeld Deutschland ging der Verwaltungsaufwand in 2002 gegenüber 2001 um € 318 Mio. bzw. 9,1 % zurück. Dieser Rückgang war in erster Linie auf eine Reduzierung der Mitarbeiterzahl im Geschäftsfeld Deutschland um 1.554 bzw. 6,5 % in 2002 gegenüber 2001 zurückzuführen. Zusätzlich trugen auch Kosteneinsparungen bei Beratungsleistungen sowie das allgemeine Kosteneinsparungsprogramm zur Senkung des Verwaltungsaufwands im Geschäftsfeld Deutschland bei. Im Geschäftsfeld Österreich und CEE sank der Verwaltungsaufwand im Jahr 2002 verglichen mit 2001 um € 339 Mio. bzw. 13,2 %. Dieser Rückgang beruhte vorwiegend auf der Senkung der anderen Verwaltungsaufwendungen und einem Rückgang des Personalsaufwands im Rahmen des Kosteneinsparungsprogramms des Konzerns. Im Geschäftsfeld Corporates & Markets stieg der Verwaltungsaufwand in 2002 gegenüber 2001 trotz Kosteneinsparungen, die sich aus dem Abbau der Mitarbeiterzahl um 241 bzw. 5,7 % ergaben, leicht um € 23 Mio. bzw. 1,7 % an. Dies beruhte nicht zuletzt auf den Overheadkosten, die auf die Geschäftsfelder verteilt werden.

Der Verwaltungsaufwand der HVB Group neu (pro forma), der in 2002 gegenüber 2001 um € 588 Mio. bzw. 7,9 % zurückging, reflektierte in erster Linie den Rückgang des Verwaltungsaufwands in den Geschäftsfeldern Deutschland und Österreich und CEE. Die Entwicklung in der Spalte Sonstige/Konsolidierung wirkte sich im Jahr 2002 gegenüber dem Jahr 2001 nur minimal auf den Verwaltungsaufwand der HVB Group neu (pro forma) aus. Die € 57 Mio. Verwaltungsaufwand in der Spalte Sonstige/Konsolidierung im Jahr 2002 bezogen sich auf Verwaltungsaufwendungen für die von Funktionstöchtern der HVB Group, wie z.B. HVB Systems und HVB Info, gegenüber nicht konsolidierten Tochtergesellschaften und im Geschäftsfeld Hypo Group enthaltene Gesellschaften erbrachte Dienstleistungen. Die Cost-Income-Ratio auf der Basis der operativen Erträge betrug für die HVB Group 72,0 % im Jahr 2002 verglichen mit 70,9 % im Jahr 2001. Die Cost-Income-Ratio auf der Basis der Erträge aus der gewöhnlichen Geschäftstätigkeit betrug für die HVB Group (pro forma) 73,9 % im Jahr 2002 verglichen mit 70,9 % im Jahr 2001.

Bei der Hypo Group stieg der Verwaltungsaufwand im Jahr 2002 verglichen mit dem Jahr 2001 leicht um € 7 Mio. bzw. 2,8 %. Dieser Anstieg war in erster Linie auf die Umstrukturierung des Immobilienfinanzierungsgeschäfts der HVB Group und die Zurechnung verschiedener Konzerndienstleistungsfunktionen zur Hypo Group zurückzuführen. Die Cost-Income-Ratio (auf der Basis der gesamten operativen Erträge) lag bei der Hypo Group im Jahr 2002 bei 33,3 % verglichen mit 28,3 % im Jahr 2001. Die Cost-Income-Ratio (auf der Basis der Erträge aus der gewöhnlichen Geschäftstätigkeit) lag bei der Hypo Group im Jahr 2002 bei 31,0 % verglichen mit 26,7 % im Jahr 2001. Die Zuordnung von Kosten zum Geschäftsfeld Hypo Group erfolgt nach den gleichen Grundsätzen wie die Zuordnung von Kosten zu anderen Geschäftsfeldern. Siehe "—Einleitung—Die Vergleichbarkeit beeinflussende Faktoren—Segmentberichterstattung."

Saldo sonstige betriebliche Erträge/Aufwendungen

	Geschäftsjahr	
	2002	2001
	(in Mio. €)	
Saldo sonstige betriebliche Erträge/Aufwendungen		
Sonstige betriebliche Erträge	487	1.036
Sonstige betriebliche Aufwendungen	372	551
Saldo sonstige betriebliche Erträge/Aufwendungen	115	485

Der Saldo der sonstigen betrieblichen Erträge/Aufwendungen sank zwischen 2001 und 2002 um € 370 Mio. bzw. 76,3 %. Dieser Rückgang spiegelte in erster Linie den Gewinn aus der Veräußerung der Beteiligung an Foreign & Colonial in Höhe von € 370 Mio. im Jahr 2001 und das Fehlen vergleichbarer Einmaleffekte im Jahr 2002 wider. Die größten Einzelpositionen unter den sonstigen betrieblichen Erträgen stellten Gewinne aus der teilweisen und vollständigen Entkonsolidierung von Tochtergesellschaften, wie beispielsweise der SelfTrade S.A. (zum 31. Dezember 2002), der VISA-SERVICE Kreditkarten AG (zum 1. Januar 2002) und der CA IB Gesellschaften, in Höhe von insgesamt € 105 Mio. im Jahr 2002 verglichen mit € 510 Mio. im Jahr 2001 dar. Erträge aus der Auflösung von Rückstellungen, die nicht dem Kreditgeschäft zuzuordnen sind, beliefen sich auf € 99 Mio. im Jahr 2002 ein Rückgang gegenüber € 105 Mio. im Jahr 2001. Gewinne aus dem Verkauf von Vermögenswerten, insbesondere Immobilien, machten im Jahr 2002 € 38 Mio. der sonstigen betrieblichen Erträge aus, verglichen mit € 93 Mio. im Jahr 2001. Die verbleibenden sonstigen betrieblichen Erträge betrugen 2002 € 189 Mio. gegenüber € 293 Mio. im Jahr 2001. In beiden Jahren ergaben sich die jeweiligen Beträge aus einer Vielzahl von Einzelpositionen in Bezug auf eine große Anzahl verschiedener Tochtergesellschaften. Die Aufwendungen aus Zuführungen zu abgegrenzten Verbindlichkeiten und Rückstellungen, die nicht dem Kreditgeschäft zuzuordnen sind, betrugen im Jahr 2002 € 76 Mio. gegenüber € 105 Mio. im Jahr 2001. Prozessaufwendungen, die nicht dem Kreditgeschäft der HVB Group zuzuordnen sind, Zahlungen auf Schadensersatzforderungen und Vergleiche sowie Gebühren und Abgaben machten im Jahr 2002 weitere € 142 Mio. der sonstigen betrieblichen Aufwendungen aus. In beiden Jahren ergaben sich die jeweiligen Beträge aus einer Vielzahl von Aufwandsposten in Bezug auf eine große Anzahl verschiedener Tochtergesellschaften.

Die nachstehende Tabelle enthält die sonstigen betrieblichen Erträge und Aufwendungen der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu *(pro forma)*[1]	Hypo Group *(einzustellender Bereich, pro forma)*[1]	Konsolidierung	HVB Group *(tatsächlich)*
					geprüft (in Mio. €)				
Geschäftsjahr									
2002	28	24	30	(4)	102	180	14	(79)	115
2001	401	32	4	2	(5)	434	52	(1)	485

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet ging das Ergebnis der sonstigen betrieblichen Erträge und Aufwendungen im Geschäftsfeld Deutschland in 2002 gegenüber 2001 um € 373 Mio. bzw. 93,0 % zurück. Dieser Rückgang ergab sich in erster Linie aus dem Gewinn aus der Veräußerung der Beteiligung der HVB Group an Foreign & Colonial in Höhe von € 370 Mio. im Jahr 2001, dem kein vergleichbarer Einmaleffekt im Jahr 2002 gegenüberstand. Das Ergebnis der sonstigen betrieblichen Erträge und Aufwendungen im Geschäftsfeld Corporates & Markets stieg im Jahresvergleich 2002 gegenüber 2001 um € 26 Mio. oder um mehr als das Siebenfache. Dieser Anstieg beruhte im Wesentlichen auf der Entkonsolidierung der CA IB Gesellschaften im Jahr 2002. Im Jahr 2001 entfielen € 23 Mio. der sonstigen betrieblichen Aufwendungen im Geschäftsfeld Corporates & Markets auf die Westfalenbank AG.

Das Ergebnis der sonstigen betrieblichen Erträge und Aufwendungen der HVB Group neu (pro forma), das um € 254 Mio. bzw. 58,5 % sank, spiegelte hauptsächlich den massiven Rückgang der sonstigen betrieblichen Erträge im Geschäftsfeld Deutschland wider. Der Rückgang der sonstigen betrieblichen Erträge im Geschäftsfeld Deutschland wurde zum Teil durch einen Anstieg in der Spalte Sonstige/Konsolidierung in Höhe von € 107 Mio. kompensiert, nach einem negativen Ergebnis in Höhe von € 5 Mio. im Jahr 2001. Das positive Ergebnis in der Spalte Sonstige/Konsolidierung im Jahr 2002 in Höhe von € 102 Mio. spiegelt einen entsprechenden Saldo der sonstigen betrieblichen Erträge und Aufwendungen wider, der aus der Erbringung von Dienstleistungen durch Funktionstöchter der HVB Group, wie z.B. HVB Systems und HVB Info, gegenüber nicht konsolidierten Tochtergesellschaften des Konzerns und im Geschäftsfeld Hypo Group enthaltenen Gesellschaften resultiert.

Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen der Hypo Group fiel in 2002 gegenüber 2001 um € 38 Mio. bzw. 73,1 %. Dieser Rückgang beruhte größtenteils auf Einmaleffekten in Form von Veräußerungsgewinnen aus der Realisierung von Immobilien aus dem Eigentum von Gesellschaften der Hypo Group im Jahr 2001.

Finanzanlageergebnis

Die nachstehende Tabelle enthält das Finanzanlageergebnis der HVB Group für die angegebenen Zeiträume.

	Geschäftsjahr	
	2002	2001
	(in Mio. €)	
Erträge aus Finanzanlagen in:		
AfS-Finanzinstrumente	1.729	1.285
HtM-Finanzinstrumente	66	46
Als Finanzinvestition gehaltene Grundstücke und Gebäude	38	17
At-Equity bewertete Unternehmen	42	105
Insgesamt	1.875	1.453
Aufwendungen für Finanzanlagen in:		
AfS-Finanzinstrumente	1.038	781
HtM-Finanzinstrumente	51	68
Als Finanzinvestition gehaltene Grundstücke und Gebäude	55	39
At-Equity bewertete Unternehmen	82	35
Insgesamt	1.226	923
Finanzanlageergebnis	649	530
Davon Überschuss aus Finanzanlagen in:		
AfS-Finanzinstrumenten	691	499
HtM-Finanzinstrumenten	15	(22)
Als Finanzinvestition gehaltene Grundstücke und Gebäude	(17)	(22)
At-Equity bewertete Unternehmen	(40)	75

Das Finanzanlageergebnis der HVB Group stieg in 2002 gegenüber 2001 um € 119 Mio. bzw. 22,5 %, vorwiegend auf Grund von Einmaleffekten. Das Finanzanlageergebnis aus HtM-Vermögenswerten belief sich nach einem Verlust in Höhe von € 22 Mio. im Jahr 2001 auf einen Gewinn in Höhe von € 15 Mio. in 2002 und das Finanzanlageergebnis aus AfS-Finanzanlagen stieg von € 499 Mio. im Jahr 2001 auf € 691 Mio. im Jahr 2002. Aus dem Verkauf bzw. der Abschreibung At-Equity bewerteter Unternehmen realisierte der Konzern ein negatives Finanzanlageergebnis in Höhe von € 40 Mio., nach einem Gewinn von € 75 Mio. im Jahr 2001. Bei Grundstücken und Gebäuden, die als Finanzinvestitionen gehalten werden, ergab sich für den Konzern im Jahr 2002 ein Verlust in Höhe von € 17 Mio. gegenüber einem Verlust in Höhe von € 22 Mio. im Jahr 2001.

Die bedeutendste Einzelposition im Finanzanlageergebnis im Jahr 2002 war ein Gewinn in Höhe von € 419 Mio. aus dem Erwerb der Fremdanteile eines im zweiten Quartal 2002 von der HypoVereinsbank und einem Dritten gegründeten Finanzunternehmens und einem anschließenden Verkauf von Aktien der Allianz AG. Das Finanzunternehmen war eine konsolidierte Tochtergesellschaft der HypoVereinsbank, an der die dritte Partei Fremdanteile hielt. Das Finanzunternehmen schloss mit der HypoVereinsbank ein Sicherungsgeschäft in Bezug auf 4,35 Mio. Aktien der Allianz AG ab, welches die HypoVereinsbank gegen Marktpreisschwankungen der Allianz-Aktien absicherte. Nach einem Rückgang des Kurses der Allianz-Aktien übte die HypoVereinsbank ihr vertragliches Recht aus, die Fremdanteile der dritten Partei an der Tochtergesellschaft zu dem zu diesem Zeitpunkt bestehenden beizulegenden Zeitwert der Fremdanteile zu erwerben. Als Folge der Verpflichtungen des Finanzunternehmens aus dem Sicherungsgeschäft sank der beizulegende Zeitwert der Fremdanteile der dritten Partei an dem Finanzunternehmen unter den Buchwert. Nach dem Erwerb der Fremdanteile zu einem dem beizulegenden Zeitwert der Fremdanteile entsprechenden Kaufpreises realisierte die HVB Group aus der Reduzierung der Fremdanteile einen Gewinn in Höhe von € 217 Mio., der dem Differenzbetrag zwischen dem Buchwert und dem beizulegenden Zeitwert dieser Fremdanteile entsprach. Nach der Verschmelzung des Finanzunternehmens mit der HypoVereinsbank veräußerte die HypoVereinsbank die dem Sicherungsgeschäft zugrunde liegenden Aktien zu ihrem Buchwert an einen unabhängigen Dritten. Die Auflösung der diesbezüglichen AfS-Rücklage führte zu einem Gewinn in Höhe von € 202 Mio. Im Jahr 2001 schloss die HypoVereinsbank ein ähnliches Sicherungsgeschäft in Bezug auf die gleiche Anzahl von Allianz-Aktien ab und erzielte damit einen Gewinn von € 555 Mio.

Weitere im Finanzanlageergebnis 2002 enthaltene Einzelpositionen sind Gewinne in Höhe von insgesamt € 632 Mio. aus der Veräußerung von Beteiligungen an der E.ON AG, der Deutsche Börse AG, der Dresdner Bank AG (indirekt durch die Vermo Vermögensverwaltungsgesellschaft GmbH gehalten), der Spaten Franziskaner KGaA und der Clearstream Banking AG im Rahmen der Gesamtstrategie der HVB Group, nicht zum Kerngeschäft zählende Beteiligungen zu veräußern. Diese Gewinne wurden teilweise durch Aufwendungen in Höhe von insgesamt € 360 Mio. kompensiert, die sich aus Bereinigungen im Beteiligungsportfolio des Konzerns ergaben. Hiervon betroffen waren in erster Linie Abschreibungen auf At-

Equity bewertete Beteiligungen an der brasilianischen Banco BBA-Creditanstalt S.A., die zum 1. Januar 2003 verkauft und endkonsolidiert wurde, an der HVB Capital Asia Limited, einer auf dem asiatischen Markt in den Bereichen Finanzierung, Securitization und Privatplatzierungen tätigen Finanztochter des Konzerns, an der spanischen Banco Inversión S.A., die vorwiegend im Privatgeschäft aktiv ist, und an der Wüstenrot & Württembergische AG, einer Finanzholding hauptsächlich für Versicherungsgesellschaften und Bausparkassen.

Die nachstehende Tabelle zeigt das Finanzanlageergebnis der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu *(pro forma)*[1]	Hypo Group *(einzustellender Bereich, pro forma)*[1]	Konsolidierung	HVB Group *(tatsächlich)*
					geprüft (in Mio. €)				
Geschäftsjahr									
2002	(99)	44	(267)	—	909	587	62	—	649
2001	3	(24)	(40)	(139)	664	464	66	—	530

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet lag das Finanzanlageergebnis im Geschäftsfeld Deutschland im Jahr 2002 mit € 99 Mio. im Minus gegenüber einem Plus von € 3 Mio. im Jahr 2001. Dieser Rückgang spiegelt in erster Linie eine Abschreibung in Höhe von € 93 Mio. auf eine Kapitalbeteiligung an der Banco Inversión S.A. wider. Das Finanzanlageergebnis im Geschäftsfeld Österreich und CEE stieg im Jahr 2002 von einem negativen Ergebnis im Jahr 2001 in Höhe von € 24 Mio. um € 68 Mio. an. Dieser Anstieg beruhte größtenteils auf den Gewinnen aus der Veräußerung eines Teils der Beteiligungen der Bank Austria Creditanstalt an der Oesterreichische Kontrollbank AG und der Wiener Städtische Versicherung AG (€ 48 Mio.) sowie aus dem Verkauf von Schuldverschreibungen aus dem Available-for-Sale-Portfolio in Polen (€ 38 Mio.). Im Geschäftsfeld Corporates & Markets stieg das negative Finanzanlageergebnis 2002 gegenüber 2001 mit € 227 Mio. um mehr als 500 %. Dieser Anstieg des Verlusts war auf Abschreibungen auf Kapitalbeteiligungen, wie z.B. der Banco BBA-Creditanstalt S.A. (€ 60 Mio.), der CA IB (€ 77 Mio.) sowie der B.I.I. Creditanstalt International Ltd. und der Banco B.I. Creditanstalt S.A. (€ 24 Mio.) zurückzuführen. Die B.I.I. Creditanstalt International Ltd. wird gemäß einer Vereinbarung (Scheme of Arrangement) vom 24. Januar 2003, die eine anfängliche Laufzeit von sieben Jahren mit einer Verlängerungsoption von weiteren drei Jahren hat, aufgelöst. Die Banco B.I. Creditanstalt S.A. befindet sich seit April 2002 in Reorganisation und bleibt aber weiterhin als operative Gesellschaft bestehen. Die Differenz im negativen Finanzanlageergebnis im Geschäftsfeld Corporates & Markets entfiel auf Abschreibungen und Realisierungsverluste aus Vermögenswerten bei der Bank Austria Creditanstalt Corporate Finance, Inc. (€ 35 Mio.) sowie Abschreibungen auf Beteiligungen an der Vereins- und Westbank AG (€ 30 Mio.). Des Weiteren führten im Jahr 2001 Abschreibungen auf Beteiligungen, die dem Segment Workout Immobilien zugeordnet werden, zu einem negativen Finanzanlageergebnis von € 139 Mio. Dieses negative Finanzanlageergebnis wirkte sich 2001 nicht auf das Ergebnis vor Steuern aus, da es vollständig durch die Auflösung von Wertberichtigungen auf Forderungen in gleicher Höhe ausgeglichen wurde.

Das Finanzanlageergebnis der HVB Group neu (pro forma) spiegelte den Nettorückgang der Finanzanlageergebnisse in den Geschäftsfeldern Deutschland, Österreich und CEE und Corporates & Markets um € 261 Mio. in 2002 verglichen mit 2001 wider. Dieser Rückgang wurde durch den Anstieg des Finanzanlageergebnisses in der Spalte Sonstige/Konsolidierung um € 245 Mio. bzw. 36,9 % in 2002 gegenüber 2001 mehr als ausgeglichen. Im Jahr 2002 enthielt das Finanzanlageergebnis in der Spalte Sonstige/Konsolidierung in erster Linie einen Gewinn in Höhe von € 419 Mio. aus einem Sicherungsgeschäft bezogen auf einen Teil der von der HVB Group gehaltenen Allianz-Aktien und dem nachfolgenden Verkauf dieser Aktien, einen Gewinn in Höhe von € 632 Mio. aus der Veräußerung von Konzernbeteiligungen an der E.ON AG, der Deutsche Börse AG, der Dresdner Bank AG, der Spaten Franziskaner KGaA und der Clearstream Banking AG sowie einen Verlust in Höhe von € 207 Mio. aus Abschreibungen auf Beteiligungen der HVB Group an der Wüstenrot & Württembergische AG und der HVB Capital Asia Limited. Im Jahr 2001 zeigte das Finanzanlageergebnis in der Spalte Sonstige/Konsolidierung hauptsächlich einen Gewinn in Höhe von € 555 Mio. aus einem Sicherungsgeschäft bezogen auf einen Teil der von der HVB Group gehaltenen Allianz-Aktien, einen Gewinn in Höhe von € 279 Mio. aus Veräußerungen von Beteiligungen an der Banco Popular Español und verschiedener Beteiligungen der Bank Austria Creditanstalt sowie einen Verlust von € 300 Mio. aus Abschreibungen auf verschiedene Beteiligungen der HypoVereinsbank. Der sich daraus ergebende Anstieg des Finanzanlageergebnisses in der Spalte Sonstige/Konsolidierung führte zu einem Anstieg des Finanzanlageergebnisses der HVB Group (pro forma) um € 123 Mio. bzw. 26,5 % in 2002 gegenüber 2001.

Das Finanzanlageergebnis der Hypo Group sank 2002 gegenüber 2001 um € 4 Mio. bzw. 6,1 %. Dieser Rückgang war in erster Linie die Folge aus Veräußerungsgewinnen aus Anleihen, die von Unternehmen der

HVB Group ausgegeben und von diesen später im Markt unter Nennwert erworben und eingezogen wurden, aus Verkäufen von Schuldscheindarlehen und aus dem Rückgang des Marktwerts von AfS-Finanzinstrumenten.

Abschreibungen von Geschäfts- oder Firmenwerten

Die Abschreibungen von Geschäfts- oder Firmenwerten erhöhten sich von € 321 Mio. im Jahr 2001 um € 74 Mio. bzw. 23,1 % auf € 395 Mio. im Jahr 2002. Die Abschreibungen von Geschäfts- oder Firmenwerten der HVB Group im Jahr 2001 beinhalteten planmäßige Abschreibungen in Höhe von € 221 Mio. und außerplanmäßige Abschreibungen in Höhe von € 100 Mio. in Bezug auf die SelfTrade S.A. und spiegelten die ungünstigen Marktbedingungen für Online-Broker wieder. Die Abschreibungen der HVB Group im Jahr 2002 spiegelten planmäßige Abschreibungen in Höhe von € 210 Mio. sowie außerplanmäßige Abschreibungen im Zusammenhang mit der zum 31. Dezember 2002 erfolgten Veräußerung der SelfTrade S.A. in Höhe von € 164 Mio. und hinsichtlich der DAB Bank in Höhe von € 21 Mio. wider.

Die nachstehende Tabelle zeigt die Abschreibungen auf Geschäfts- oder Firmenwerte der HVB nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu *(pro forma)*[1]	Hypo Group *(einzustellender Bereich, pro forma)*[1]	Konsolidierung	HVB Group *(tatsächlich)*
					geprüft (in Mio. €)				
Geschäftsjahr									
2002	215	111	62	—	7	395	—	—	395
2001	139	140	29	—	13	321	—	—	321

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet war der Anstieg der Abschreibungen von Geschäfts- oder Firmenwerten im Geschäftsfeld Deutschland in 2002 um € 76 Mio. bzw. 54,7 % weitgehend auf die oben erwähnten außerplanmäßigen Abschreibungen zurückzuführen. Der Rückgang der Abschreibungen im Geschäftsfeld Österreich und CEE wurde durch bilanzielle Effekte in Zusammenhang mit dem erstmaligen Ausweis bestimmter Positionen in anderen Geschäftsfeldern im Jahr 2002 verursacht.

Zuführungen zu Restrukturierungsrückstellungen

Die Zuführungen zu Restrukturierungsrückstellungen erhöhten sich von € 19 Mio. im Jahr 2001 um € 267 Mio. auf € 286 Mio. im Jahr 2002. € 259 Mio. des Restrukturierungsaufwands in 2002 entfielen auf die HypoVereinsbank: Die Kosten für die Schließung und Optimierung von Back-Office-Einheiten beliefen sich auf € 134 Mio. und Zahlungen im Zusammenhang mit Personalabbau auf € 125 Mio. Ein kleinerer Betrag (ca. € 15 Mio. des Restrukturierungspostens) war der geplanten Verschmelzung der Bethmann Bank mit dem Bankhaus Maffei und den damit verbundenen Restrukturierungsmaßnahmen zuzuordnen. Weitere Erläuterungen zu den Zuführungen zu Restrukturierungsrückstellungen finden sich im Abschnitt "Einleitung—Wesentliche Faktoren—Sonstige Schlüsselfaktoren—Restrukturierungsrückstellungen."

Die nachstehende Tabelle zeigt die Zuführungen zu Restrukturierungsrückstellungen der HVB nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu *(pro forma)*[1]	Hypo Group *(einzustellender Bereich, pro forma)*[1]	Konsolidierung	HVB Group *(tatsächlich)*
					geprüft (in Mio. €)				
Geschäftsjahr									
Restrukturierungsbelastung									
2002	212	2	35	—	34	283	3	—	286
2001	—	9	—	—	—	9	10	—	19

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet entfiel bei weitem der größte Anteil der Restrukturierungsrückstellungen auf das Geschäftsfeld Deutschland: Damit wurde dem Umstand Rechnung getragen, dass mehr als 90 % des Restrukturierungsaufwands bei der HypoVereinsbank und der Bethmann Bank anfielen. Der Rückgang des Restrukturierungsaufwands in der Hypo Group um € 7 Mio. bzw. 70 % war in erster Linie auf die Verschmelzung der Rechtsvorgängerinnen der HVB Real Estate AG zurückzuführen.

Saldo übrige Erträge/Aufwendungen

	Geschäftsjahr 2002	Geschäftsjahr 2001
	(in Mio. €)	
Saldo übrige Erträge/Aufwendungen		
Übrige Erträge	—	—
Übrige Aufwendungen	151	136
Darunter:		
Sonstige Steuern	*18*	*37*
Verlustübernahmen	133	80
Saldo übrige Erträge (Aufwendungen)	(151)	(136)

Der negative Saldo übriger Erträge/Aufwendungen stieg um € 15 Mio. bzw. 11,0 %, was auf die im Segment Workout Immobilien ausgewiesenen Verluste zurückzuführen war, die von € 69 Mio. im Jahr 2001 auf € 115 Mio. im Jahr 2002 anstiegen.

Die nachstehende Tabelle enthält den Saldo übrige Erträge/Aufwendungen der HVB Group nach Geschäftsfeldern:

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu (*pro forma*)[1]	Hypo Group (*einzustellender Bereich, pro forma*)[1]	Konsolidierung	HVB Group (*tatsächlich*)
					geprüft (in Mio. €)				
Geschäftsjahr									
2002	(11)	(2)	(3)	(115)	(18)	(149)	(2)	—	(151)
2001	(14)	(3)	(7)	(69)	(40)	(133)	(3)	—	(136)

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."

Segmentweise betrachtet blieb der in den Geschäftsfeldern Deutschland, Österreich und CEE sowie Corporates & Markets ausgewiesene Saldo übrige Erträge/Aufwendungen 2002 wie auch bereits 2001 gering. Im Segment Workout Immobilien stieg dieser Saldo im Jahr 2002 gegenüber dem Jahr 2001 um € 46 Mio. bzw. 66,7 %, was die Verluste in Höhe von € 115 Mio. reflektiert, die die HypoVereinsbank im Zusammenhang mit nicht konsolidierten Unternehmen im Segment Workout Immobilien übernommen hat.

Der negative Saldo übriger Erträge/Aufwendungen der HVB Group neu (pro forma) stieg vom Jahr 2001 zum Jahr 2002 um € 16 Mio. bzw. 12,0 %; darin schlug sich in erster Linie der Verlust im Segment Workout Immobilien nieder, der zum Teil von der Reduzierung des Negativsaldos in der Spalte Sonstige/Konsolidierung um € 22 Mio. bzw. 55 % im Jahr 2002 gegenüber 2001 ausgeglichen wurde. Die Verringerung des Negativsaldos in dieser Spalte war vor allem auf einen Rückgang von Steuern, die keine Ertragsteuern sind, um € 19 Mio. im Vergleich der Jahre 2001 und 2002 zurückzuführen.

Der Saldo übrige Erträge/Aufwendungen der Hypo Group blieb in den Jahren 2001 und 2002 relativ unverändert auf einem niedrigen Niveau.

Ertragsteuern

	Geschäftsjahr 2002	Geschäftsjahr 2001
	(in Mio. €)	
Ertragsteuern		
Tatsächliche Steuern	277	580
Latente Steuern	(240)	2
Insgesamt	37	582

Die Ertragsteuern gingen im Vergleich der Jahre 2001 und 2002 um € 545 Mio. bzw. 93,6 % zurück. Der Rückgang der Ertragsteuern war auf das 2002 verzeichnete negative Vorsteuerergebnis des Konzerns zurückzuführen. Trotz des negativen Ergebnisses vor Steuern ergab sich im Konzern kein Steuerertrag, da der in Deutschland für Steuerzwecke ausgewiesene Jahresfehlbetrag steuerlich nicht mit positiven Ergebnissen ausländischer Tochtergesellschaften des Konzerns verrechnet werden kann. Der latente Steuerertrag in Höhe von € 240 Mio. war überwiegend auf die Entstehung bzw. Umkehr von temporären Differenzen und die Entstehung bzw. Ausnutzung steuerlicher Verlustvorträge in Höhe von insgesamt € 286 Mio. sowie auf die Wertanpassung von latenten Ertragsteueransprüchen in Höhe von € 44 Mio. zurückzuführen. Weitere Informationen zur bilanziellen Behandlung temporärer Differenzen in der Bewertung von Vermögenswerten finden sich in "—Einleitung—Wesentliche Bilanzierungs- und Bewertungsmethoden —Wertberichtungen bei latenten Steueransprüchen."

Obwohl die HVB Group 2002 ein negatives Vorsteuerergebnis von € 821 Mio. auswies, beliefen sich die Ertragsteuern des Konzerns immer noch auf € 37 Mio. Dieser Betrag spiegelte vor allem Ertragsteuern wider, die auf der Ebene der Tochtergesellschaften der HVB Group fällig wurden.

Fremdanteile am Jahresüberschuss /-fehlbetrag

Die Fremdanteile am Jahresüberschuss veränderten sich um € 58 Mio. von minus € 29 Mio. in 2001 auf € 29 Mio. in 2002, d.h. sie reduzierten in 2001 in entsprechender Höhe den Jahresüberschuss und in 2002 den Jahresfehlbetrag.

Jahresüberschuss /-fehlbetrag ohne Fremdanteile

Das Ergebnis ohne Fremdanteile der HVB Group ging von einem Jahresüberschuss von € 938 Mio. im Jahr 2001 auf einen Jahresfehlbetrag von € 829 Mio. im Jahr 2002 zurück. Dieser Rückgang spiegelt in erster Linie den Rückgang des operativen Ergebnisses (Betriebsergebnisses) aufgrund der niedrigen operativen Erträge und insbesondere der gestiegenen Kreditrisikovorsorge und damit auch des Ergebnisses vor Steuern zwischen 2001 und 2002 wider.

Kapitalressourcen

Eigenkapital und Nachrangkapital

Die nachstehende Tabelle enthält das bilanzielle Eigenkapital und Nachrangkapital der HVB Group zu den angegebenen Stichtagen.

	Zum 31. Dezember	
	2002	2001
	(in Mio. €)	
Eigenkapital:		
Gezeichnetes Kapital	1.609	1.609
Kapitalrücklage	13.112	13.133
Gewinnrücklagen	2.882	4.326
Bewertungsänderungen von Finanzinstrumenten	(3.373)	5.585
AfS-Rücklage	(1.319)	6.135
Hedge-Rücklage	(2.054)	(550)
Konzerngewinn	—	457
Summe Eigenkapital	14.230	25.110
Nachrangkapital:		
Nachrangige Verbindlichkeiten	15.348	16.867
Genussrechtskapital	2.799	2.970
Hybride Kapitalinstrumente	4.164	3.650
Summe nachrangiges Kapital	22.311	23.487
Anteile in Fremdbesitz	813	3.050

Das Eigenkapital der HVB Group sank im Jahr 2002 um € 10.880 Mio. bzw. 43,3 %, was vorwiegend auf die Bewertungsänderungen von Finanzinstrumenten und den Rückgang der Gewinnrücklagen, die das negative Ergebnis der Periode widerspiegelte, zurückzuführen ist.

Durch die Bewertungsänderungen von Finanzinstrumenten verringerte sich das Eigenkapital des Konzerns um € 3.373 Mio. Diese Veränderung spiegelte vor allem den Netto-Rückgang der AfS-Rücklage und der Cashflow-Hedge-Rücklage wider, die sich auf insgesamt € 8.958 Mio. belaufen, von denen € 7.454 Mio. auf die AfS-Rücklage entfielen. In der AfS-Rücklage sind insbesondere die Unterschiede zwischen den Marktwerten und den Buchwerten derjenigen Aktienbestände des Konzerns, die nicht zu den Handelsaktiva zählen, enthalten. Nach dem vorwiegend im zweiten Halbjahr 2002 verzeichneten drastischen Verfall der Aktienkurse betrug die AfS-Rücklage minus € 1.319 Mio. Trotz dieses Defizits auf dem Rücklagenkonto hat die HVB Group – wie oben in "Wesentliche Bilanzierungs- und Bewertungsmethoden—IAS 39" erläutert – beschlossen, dass zum 31. Dezember 2002 eine Wertminderung dieser AfS-Bestände nicht erforderlich oder angemessen sei. Der Rückgang der Cashflow-Hedge-Rücklage um € 1.504 Mio. auf minus € 2.054 Mio. zum 31. Dezember 2002 resultierte aus dem Rückgang des beizulegenden Zeitwerts der Sicherungsinstrumente im effizienten Teil der Cashflow-Hedges. Darüber hinaus schrumpfte das Eigenkapital durch einen Rückgang der Gewinnrücklagen der HVB Group im Jahr 2002 um € 1.444 Mio., der das Jahresergebnis von minus € 829 Mio., die Währungseffekte – insbesondere den Wertverlust des polnischen Zloty und des U.S. Dollars – in Höhe von € 447 Mio. und – in deutlich geringerem Umfang – Konsolidierungseffekte in Höhe von € 168 Mio. widerspiegelte. Soweit nicht ausdrücklich anders angegeben, blieben die AfS- und die Hedge-Rücklage bei der Ermittlung der Eigenkapitalrentabilität des Konzerns, wie in diesem Prospekt wiedergegeben, unberücksichtigt.

Das Nachrangkapital des Konzerns ging 2002 um € 1.176 Mio. bzw. 5,0 % zurück. Zu dieser Entwicklung trugen vor allem der Wertverlust der nachrangigen auf U.S. Dollar, Schweizer Franken, japanische Yen und Pfund Sterling lautenden Verbindlichkeiten auf Grund der Abwertung dieser Währungen gegenüber dem Euro im Jahr 2002 sowie die Tatsache bei, dass die HVB Group weniger nachrangige Verbindlichkeiten emittierte. Letzteres war darauf zurückzuführen, dass die Fähigkeit der HVB Group, nachrangige Verbindlichkeiten als Ergänzungskapital zu nutzen, auf Grund des Rückgangs des Kernkapitals der HVB Group begrenzt war. Siehe "Regulierung und Aufsicht—Regulierung und Aufsicht in Deutschland—Angemessene Eigenmittelausstattung." Der Rückgang der nachrangigen Verbindlichkeiten wurde teilweise durch die Ausgabe von hybriden Kapitalinstrumenten ausgeglichen.

Eigenmittel

Die nachstehende Tabelle zeigt die Entwicklung der Eigenmittel und der Kapitalquoten der HVB Group nach dem Kreditwesengesetz sowie der Eigenmittel und der Kapitalquoten der HVB Group und der HVB Group (pro forma) nach BIZ. Sowohl die für die HypoVereinsbank und ihre Institutsgruppe nach dem Kreditwesengesetz ermittelten und nachstehend unter "Kreditwesengesetz" aufgeführten Eigenmittelangaben und die Kapitalquoten als auch die nach BIZ ermittelten und nachstehend unter "BIZ" aufgeführten Eigenmittelangaben und Kapitalquoten basieren auf gemäß den deutschen Rechnungslegungsvorschriften erstellten Jahresabschlüssen. Informationen zu Unterschieden bei der Berechnung von Kapitalquoten gemäß dem Kreditwesengesetz und BIZ sind unter "Regulierung und Aufsicht—Regulierung und Aufsicht in Deutschland—Angemessene Eigenmittelausstattung—Eigenkapitalanforderungen nach der Baseler Eigenkapitalvereinbarung" zu finden.

	Zum 31. Dezember		
	2002[1][2] *(pro forma)*[3]	2002[1][2] *(tatsächlich)*	2001[1][2]
	geprüft, soweit nicht ausdrücklich anders angegeben		
Kreditwesengesetz			
Eigenmittel (in Mio. €)			
Kernkapital (Tier I)	16.847[4]	21.043[4]	23.581[4]
Ergänzungskapital (Tier II) (nach Abzügen)	8.697[4]	11.489[4]	14.989[4]
Eigenkapital (Tier I + Tier II)	25.544[4]	32.532[4]	38.530[4]
Drittrangmittel (Tier III)	2.019[4]	2.014[4]	2.525[4]
Summe Eigenmittel (Tier I + Tier II + Tier III)	27.563	34.546	41.055
Gewichtete Risikoaktiva (in Mrd. €):			
Bilanzaktiva	245[4]	287[4]	298[4]
Außerbilanzielle Geschäfte	27[4]	33[4]	34[4]
Summe gewichtete Risikoaktiva	272	320	332
Marktrisikopositionen (in Mio. €)[5]:			
Fremdwährungsrisiken	76[4]	70[4]	296[4]
Rohwarenrisiken	—	—	—
Zinsrisiken (Handelsbuch)	1.589[4]	1.589[4]	1.948[4]
Aktienrisiken (Handelsbuch)	254[4]	254[4]	359[4]
Optionsrisiken (Handelsbuch)	151[4]	115[4]	93[4]
Internes Modell (Handelsbuch)	115[4]	115[4]	315[4]
Adressenausfallrisiken (Handelsbuch)	641[4]	641[4]	524[4]
Summe Marktrisikopositionen	2.826	2.820	3.535
Kapitalquoten:			
Kernkapitalquote (Tier I)[6]	6,2 %[4]	6,6 %[4]	7,1 %[4]
Eigenkapitalquote (Tier I + Tier II)[7]	9,4 %[4]	10,2 %[4]	11,6 %[4]
Eigenmittelquote (Tier I + Tier II + Tier III)[8]	9,0 %[4]	9,7 %[4]	10,9 %[4]

	Zum 31. Dezember		
	2002[1][2] *(pro forma)*[3]	2002[1][2] *(tatsächlich)*	2001[1][2]
	geprüft, soweit nicht ausdrücklich anders angegeben		
BIZ			
Eigenmittel (in Mio.€):			
Kernkapital (Tier I)	14.601	19.126	21.734
Ergänzungskapital (Tier II)	9.693	12.666	17.526
Eigenkapital (Tier I + Tier II)	24.294	31.792	39.260
Drittrangmittel (Tier III)	1.653	1.649	2.269
Summe Eigenmittel (Tier I + Tier II + Tier III)	25.947	33.441	41.529
Gewichtete Risikoaktiva (in Mrd. €):			
Bilanzaktiva	251	300	324
Außerbilanzielle Geschäfte	35	41	41
Summe gewichtete Risikoaktiva	286	341	365
Marktrisikopositionen (in Mio. €):			
Fremdwährungsrisiken	89[4]	83	297
Rohwarenrisiken	—	—	—
Zinsrisiken (Handelsbuch)	1.579[4]	1.579[4]	1.948[4]
Aktienrisiken (Handelsbuch)	380[4]	380[4]	524[4]
Optionsrisiken (Handelsbuch)	151[4]	151[4]	93[3]
Internes Modell (Handelsbuch)	115[4]	115[4]	315[4]
Summe Marktrisikopositionen	2.314	2.308	3.177
Kernkapitalquote nach BIZ (Tier I)	5,1 %	5,6 %	6,0 %
Eigenkapitalquote nach BIZ (Tier I + Tier II)	8,5 %	9,3 %	10,8 %
Eigenmittelquote nach BIZ (Tier I + Tier II + Tier III)	8,2 %	9,1 %	10,3 %

[1] Berechnet nach festgestellten Jahresabschlüssen und gemäß § 10a KWG konsolidiert.
[2] Konsolidiert gemäß § 10a KWG.
[3] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Eine Darstellung der Annahmen und Pro-forma-Anpassungen, die den Pro-forma-Finanzinformationen für 2002 zugrunde liegen, findet sich in "Pro-forma-Finanzinformationen—Einleitung."
[4] Ungeprüft.
[5] Siehe "Risikomanagement—Marktrisiko."
[6] Kernkapital als Prozentsatz der Risikoaktiva.
[7] Haftendes Eigenkapital als Prozentsatz der Risikoaktiva.
[8] Eigenmittel als Prozentsatz der Summe aus gewichteten Risikoaktiva und dem 12,5fachen der Marktrisikopositionen.

2002 ging das Kernkapital (Tier I) der HVB Group um € 2.608 Mio. bzw. 12,0 % zurück, was unter anderem auf die Verschmelzung des Finanzunternehmens, das im Zusammenhang mit der Allianz-Hedging Transaktion gegründet worden war (siehe "—Finanzanlageergebnis"), und die Auswirkungen seiner Entkonsolidierung zurückzuführen war.

Die Risikoaktiva (BIZ) gingen zum 31. Dezember 2002 um € 24,5 Mrd. bzw. 6,7 % auf € 340,6 Mrd. zurück, gegenüber einem Stand von € 365,1 Mrd. zum 31 Dezember 2001. Folgende Faktoren trugen hauptsächlich zu diesem Rückgang bei: Securitization-(Verbriefungs-)Transaktionen (minus € 12,5 Mrd.), Währungseffekte (minus € 7,0 Mrd.) und Entkonsolidierungen (minus € 3,0 Mrd.). Der Rest entfiel auf den Abbau des Kreditvolumens (minus € 3,0 Mrd.).

Durch im Jahr 2002 durchgeführte Transaktionen wurde im Konzern ein Volumen von € 20,5 Mrd. (im Jahr 2001 € 9,2 Mrd.) verbrieft, um einen Teil des Kreditrisikos an Anleger im Kapitalmarkt weiterzugeben. € 12,5 Mrd. (im Jahr 2001 € 7,5 Mrd.) dieser Maßnahmen trugen zum Abbau der Risikoaktiva des Konzerns bei. Soweit im Rahmen dieser Transaktionen von der HVB Group Risiken, wie z.B. nachrangige Tranchen (First Loss Pieces), Unterbeteiligungen oder Kreditverbesserungen in Form von Sicherheiten oder Liquiditätsfazilitäten zurückbehalten oder zurückerworben wurden, führte dies zu einem Anstieg der Risikoaktiva. Sämtliche von der HVB Group in den Jahren 2002 und 2001 aufgelegten Securitization-Programme waren synthetische Transaktionen. Das Kreditvolumen des Konzerns, das mit den Securitization-Programmen des Konzerns verbrieft wurde, belief sich zum 31. Dezember 2002 auf € 33,2 Mrd. (€ 16,2 Mrd. zum 31. Dezember 2001). Der Abbau der Risikoaktiva (BIZ) zum Jahresende 2002 betrug € 22,2 Mrd. (zum Jahresende 2001 € 12,7 Mrd.).

Der Betrag der Positionen der HVB Group, die den BIZ-Eigenmittelanforderungen für Marktrisiken unterliegen, reduzierte sich von € 3.177 Mio. zum 31. Dezember 2001 um € 869 Mio. bzw. 27,4 % auf € 2.308 Mio. zum 31. Dezember 2002. Dieser Rückgang wurde unter anderem durch den erstmaligen Einsatz eines internen Modells für Zinsrisiken in der HypoVereinsbank erzielt. Siehe "Risikomanagement", "Kreditportfolio—Kreditgrundsätze" sowie den im Konzernabschluss der HVB Group enthaltenen Risikobericht.

Risikomanagement

Die HVB Group setzt ein Risikomanagementsystem ein, um die Risiken, die sich für die HVB Group auf Grund ihrer Geschäftstätigkeit ergeben, rechtzeitig zu erkennen, zu analysieren, zu messen und zu überwachen. Die Risikodaten werden den Ertrags- und Einkommensinformationen gegenübergestellt, um zu beurteilen, ob die Risikopolitik der HVB Group wirksam die Risikoneigung umsetzt, die im Einklang mit der Gesamtstrategie der HVB Group steht. Das System arbeitet unabhängig von den einzelnen Geschäftsfeldern. Neben dem Adressrisiko (einschließlich Kontrahenten-, Emittenten- und Länderrisiko) steuert die HVB Group das Marktrisiko, das Liquiditätsrisiko, das operationelle Risiko, das Geschäftsrisiko, das Risiko aus bankeigenem Immobilienbesitz, das Risiko aus Anteils-/Beteiligungsbesitz der HVB Group und das strategische Risiko. Die Organisation der Aktivitäten im Rahmen des Risikomanagements der HVB Group, ihrer Risikoüberwachung und ihres Risikocontrolling sowie die Daten in Bezug auf diese Risiken sind im "Risk Report", der einen Teil der in diesem Prospekt enthaltenen Konzernabschlüsse der HVB Group umfasst (der "Risk Report"), enthalten. Die nachstehende Darstellung umfasst Informationen, die über die im Risk Report enthaltenen Informationen hinausgehen.

Emittentenrisiko

Die HVB Group definiert das Emittentenrisiko als das Verlustrisiko, welches aus der Herabstufung des Ratings oder dem Ausfall von Emittenten bei Wertpapieren und anderen Finanzinstrumenten entstehen kann. Es resultiert aus den Wertpapieren des Eigenbestandes und dem Kreditderivateportfolio der Bank und wird als solches getrennt vom Kreditrisiko, welches sich aus dem Kreditportfolio ergibt, betrachtet. Die HVB Group steuert ihr Emittentenrisiko, indem sie für ihr Risiko in Bezug auf einzelne Emissionen, Emittenten und Emittentengruppen Limite festsetzt. Für Kunden, mit denen die HVB Group eine Kreditbeziehung unterhält, sind diese Limite in den Kreditlinien enthalten. Soweit kein individuelles Emittentenrisikolimit vorliegt, wird ein allgemeines Emittentenrisikolimit verwendet. Diese allgemeinen Limite werden in Abhängigkeit von externen Ratings festgelegt und können nach Überprüfung durch den zuständigen Mitarbeiter durch individuelle Emittentenrisikolimite ersetzt werden. Die Einhaltung dieser Limite wird täglich überwacht. Das Emittentenrisiko ist in den nachfolgend dargestellten Value-at-Risk-Berechnungen und im Risk Report enthalten.

Liquiditätsrisiko

Die HVB Group überwacht laufend die tägliche und längerfristige Liquidität, sowohl durch die Liquiditätssteuerungseinheiten innerhalb des Konzerns als auch auf Vorstandsebene.

Nach einem schwächeren ersten Halbjahr, als schwierige Marktbedingungen in Verbindung mit den herabgestuften Ratings der HypoVereinsbank und einer zeitweisen Erhöhung der Liquiditätsaufschläge im Markt allgemein den Zugang der HypoVereinsbank zu unbesicherten Refinanzierungsmitteln etwas erschwert haben, sind die Refinanzierungsaktivitäten der HypoVereinsbank während des zweiten Halbjahres bis zum Jahresende 2003 auf insgesamt € 19,4 Mrd. gestiegen.

Während des Jahres 2003 hat die HVB Group durch aktives Bilanzmanagement, den Abbau ihrer risikogewichteten Aktiva und eine Reihe anderer Maßnahmen, wie beispielsweise Initiativen zur Erhöhung der Einlagen ihrer Privatkunden, ihren Liquiditätsbedarf weiter reduziert. Der Bedarf an Kapitalmarktmitteln der HVB Group für das Jahr 2003 konnte, im Wesentlichen aufgrund der Abspaltung der Hypo Group, im Vergleich zum Vorjahr um etwa € 28 Mrd. verringert werden. Dadurch konnte die Abhängigkeit der HVB Group von der Refinanzierung durch unbesicherte Kapitalmarktinstrumente, Commercial Paper und Certificates of Deposit, die aufgrund der herabgestuften externen Ratings der HypoVereinsbank erschwert worden war, reduziert werden. Des Weiteren hat die HVB Group verstärkt auf besicherte Finanzierungsmöglichkeiten zurückgegriffen, da der Markt für Wertpapier-Pensionsgeschäfte vergleichsweise attraktiver geworden ist.

Unter Maßgabe der Verordnungen zur Liquidität (Liquiditätsgrundsatz II gemäß dem Kreditwesengesetz) lag der Überschuss der Zahlungsmittel gegenüber den Zahlungsverpflichtungen des Folgemonats für die HypoVereinsbank zum 31. Dezember 2003 bei € 16,3 Mrd. (im Vergleich zu € 7,2 Mrd. zum 31. Dezember 2002). Während des Jahres 2003 lag der Betrag an Zahlungsmitteln, welcher der HypoVereinsbank über ihre Zahlungsverpflichtungen hinaus zur Verfügung stand, im Durchschnitt bei € 12,8 Mrd., wobei der Tiefststand bei € 7,1 Mrd. und der Höchststand bei € 17,5 Mrd. lag.

Marktrisiko

Unter Marktrisiko versteht die HVB Group den potenziellen Verlust, der durch eine nachteilige Veränderung von Preisen an Finanzmärkten für ihre Positionen entstehen kann. Dieser umfasst Zins-, Devisen-, Aktien- und Spreadrisiken.

Zinsrisiko

Die HVB Group setzt eine Vielzahl von Instrumenten zur Steuerung und Absicherung ihres Zinsrisikos ein. Sie schließt Transaktionen mit diesen Instrumenten sowohl in ihrem Handelsbuch als auch in ihrem Anlagebuch ab. Risiken im Handelsbuch und im Anlagebuch werden mit vergleichbaren Methoden gemessen und überwacht.

Fremdwährungsrisiko

Die HVB Group steuert die aus ihren auf unterschiedliche Währungen lautenden Geschäftsaktivitäten und Transaktionen resultierenden Fremdwährungsrisiken durch Abstimmung der Engagements in den verschiedenen Währungen. Für eine Vielzahl von Geschäften überträgt die HVB Group die Fremdwährungsrisiken durch Finanzierungsgeschäfte oder interne Sicherungsgeschäfte an festgelegte Handelseinheiten, die diese Risiken am Markt steuern. Fremdwährungsrisiken entstehen auch bei der Umrechnung von Währungen in Euro für die Konzernabschlüsse der HVB Group.

Die nachfolgende Tabelle zeigt die sich gem. den regulatorischen Eigenmittelvorschriften (Grundsatz I) des Kreditwesengesetzes ergebenden Netto-Fremdwährungspositionen der HVB-Group (vor 8%iger Eigenmittelunterlegung). Fremdwährungsrisiken sind in den nachfolgend und im Risk Report dargestellten Value-at-Risk-Berechnungen und -Begrenzungen enthalten.

Währung	Nettoposition (in Mio. €)
Britische Pfund	853
U.S. Dollar	595
Schweizer Franken	220
Japanische Yen	230
Kanadische Dollar	107
Gold[1]	41
Sonstige Währungen	267
nicht differenziert[2]	61
Summe	2.374

[1] Obwohl Gold keine Währung ist, ist es gemäß Grundsatz I in den Berechnungen des Fremdwährungsrisikos enthalten.
[2] Umfasst sämtliche Fremdwährungsrisiken der indirekten Tochtergesellschaften, die nicht auf einer differenzierten Grundlage auf Konzernebene ausgewiesen werden.

Marktrisikoquantifizierung

Zur Quantifizierung der im Riskreport aufgeführten bzw. unten dargestellten Zins- sowie Creditspread-Risiken verwendet die HVB Group einen Monte-Carlo-Simulationsansatz. Für Aktien- und Fremdwährungsrisiken werden statistische Ansätze zugrunde gelegt. Eine aggregierte Value-at-Risk-Analyse quantifiziert den maximalen Verlust der HVB Group, der bei einem Sicherheitsniveau von 99 % und einer Haltedauer von einem Tag aufgrund von Marktpreisschwankungen in Folge dieser Risiken, voraussichtlich entstehen kann. Im Jahr 2003 belief sich der durchschnittliche Value-at-Risk der HVB Group in ihrem Handelsbuch auf € 132 Mio. Die nachstehende Grafik enthält den täglichen Value-at-Risk des Handelsbuchs zwischen dem 1. Januar 2002 und dem 31. Dezember 2003 (einschließlich Portfolioeffekte).


HVB Group Trading Book Limits and Value-at-Risk
01/2002 - 12/2003 (in Mio. €)
Limit
Value-at-Risk
600
500
400
300
200
100
0
01/03/2002
01/05/2002
01/07/2002
01/09/2002
01/11/2002
01/01/2003
01/03/2003
01/05/2003
01/07/2003
01/09/2003
01/11/2003

Durch die Erweiterung des internen Modells um eine verbesserte Credit Spread-Risikomessung Ende Oktober 2003 hat die HVB Group die Marktrisikolimite und den Value-at-Risk verringert.

Die nachstehende Grafik enthält den täglichen Value-at-Risk der HVB Group in den Jahren 2002 und 2003 (einschließlich Portfolioeffekte und unter Berücksichtigung der Abspaltung der Hypo Group, die bilanziell zum 1. Januar 2003 erfolgte).


HVB Group Limits and Value-at-Risk
01/2002 - 12/2003 (in Mio. €)
Limit
Value-at-Risk
1,000
800
600
400
200
0
02/01/2002
02/03/2002
02/05/2002
02/07/2002
02/09/2002
02/11/2002
02/01/2003
02/03/2003
02/05/2003
02/07/2003
02/09/2003
02/11/2003

Die Aussagekraft des Value-at-Risk-Verfahrens wird durch das Backtesting verifiziert. Die nachfolgende Grafik gibt für jeden Handelstag während des Zeitraums vom 1. Januar 2002 bis zum 31. Dezember 2003 den Value-at-Risk für das Handelsbuch der HVB Group an diesem Tag (sowohl als positiver, wie auch als negativer Wert dargestellt) und den Handelsgewinn oder -verlust, der sich aus dem Handelsbuch an diesem Tag ergibt, an.



HVB Group Trading Book Backtesting
01/2002 - 12/2003 (in Mio. €)
Value-at-Risk
Day-to-day performance
Value-at-Risk
200
150
100
50
0
-50
-100
-150
-200
02/01/02
02/03/02
02/05/02
02/07/02
02/09/02
02/11/02
02/01/03
02/03/03
02/05/03
02/07/03
02/09/03
02/11/03

Die nachfolgende Grafik zeigt für jeden Geschäftstag während des Zeitraums vom 1. Januar 2002 bis zum 31. Dezember 2003 den Value-at-Risk für das Handels- und Anlagebuch der HVB Group an diesem Tag (sowohl als positiver, wie auch als negativer Wert ausgedrückt) und den Gewinn oder Verlust, der sich aus Handels- und Bankbuchgeschäften ergibt.



HVB Group Backtesting
01/2002 - 12/2003 (in Mio. €)
Value-at-Risk
Day-to-day performance
Value-at-Risk
300
200
100
0
-100
-200
-300
02/01/02
02/03/02
02/05/02
02/07/02
02/09/02
02/11/02
02/01/03
02/03/03
02/05/03
02/07/03
02/09/03
02/11/03

Kreditportfolio

Nachstehend dargestellt sind ausgewählte Kreditportfoliodaten der HVB Group auf konsolidierter Basis für die angegebenen Zeiträume und auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group an den angegebenen Daten erfolgt. Ferner sind Informationen zur Kreditpolitik des Konzerns dargelegt.

Die nachstehende Darstellung der konsolidierten Kreditportfoliodaten und der Kreditpolitik der HVB Group ist an die Konzernabschlüsse der HVB Group und die dazugehörigen Erläuterungen (Notes) angelehnt und sollte in Verbindung mit diesen gelesen werden.

Kreditvolumen und Kreditexposure

Die HVB Group misst ihr Kreditportfolio mittels zweier verschiedener Maßeinheiten: dem Kreditvolumen, das auf den Buchwerten der kreditbezogenen Aktiva sowie den Buchwerten der Eventualverbindlichkeiten beruht und für Zwecke der Finanzberichterstattung benutzt wird, und dem Kreditexposure, das der Messung, Steuerung und dem Controlling des Kreditrisikos dient. Das Kreditvolumen umfasst Teile der Bilanzpositionen Forderungen an Kreditinstitute und an Kunden mit Ausnahme der Geldanlagen wie z.B. Reverse Repos, da diese keine Kreditgeschäfte sind. Eventualverbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen, die auch Dokumentenakkreditive beinhalten (jedoch nicht unwiderrufliche Kreditzusagen), sind ebenfalls im Kreditvolumen enthalten. Zum 31. Dezember 2003 entfielen ca. 70,6 % der Gesamtaktiva des Konzerns auf das Kreditvolumen. Das Kreditexposure umfasst dagegen neben Forderungen an Kreditinstitute und Kunden auch Geldhandelsprodukte, solche Wertpapiere, die als Kreditsurrogate fungieren (wie etwa Bonds eines emittierenden Unternehmens, die von der HVB Group als Mittel der Kreditgewährung an den Emittenten erworben werden), zugesagte freie Kreditlinien sowie Eventualverbindlichkeiten, in jedem Fall risikogewichtet basierend auf Produkt, Kundensegment und konzerninternem Rating des Kreditnehmers. Eine nähere Erörterung des internen Ratingsystems der HVB Group enthält der Abschnitt "—Kreditgrundsätze—Internes Ratingsystem der HVB Group."

Die HVB Group änderte ihre Methode der Berechnung des Kreditvolumens im Jahr 2002 in Übereinstimmung mit einem Beschluss des Konzerns, dass das Kreditvolumen sämtliche den Risikovorsorgebestand betreffende Aktiva umfassen soll. Die wichtigste Änderung betrifft die Eventualverbindlichkeiten. Seit 2002 umfasst das Kreditvolumen Eventualverbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen (unwiderrufliche Kreditzusagen sind darin definitionsgemäß nicht enthalten) und Kredite an Kreditinstitute und an Kunden. Vor der Änderung gehörten Eventualverbindlichkeiten nicht zum Kreditvolumen. Darüber hinaus wurden im Jahr 2002 einige Forderungen an Kunden und Kreditinstitute (€ 7,1 Mrd. bzw. € 4,8 Mrd. zum 31. Dezember 2001), die vormals als übrige Forderungen ausgewiesen waren, in das Kreditvolumen einbezogen. Schließlich waren einige Wechselkredite (in Höhe von insgesamt € 682 Mio. zum 31. Dezember 2001), die getrennt von Forderungen ausgewiesen sind, ab 2002 nicht mehr im Kreditvolumen enthalten. Für Zwecke der nachstehenden Darstellungen des Kreditvolumens wurden die Daten für 2001 neu ausgewiesen, um der neuen Definition des Kreditvolumens zu entsprechen, was eine Abweichung von den ursprünglich ausgewiesenen Beträgen bedingt.

Die folgende Tabelle enthält eine Aufschlüsselung der Komponenten des Kreditvolumens der HVB Group zu den jeweils angegebenen Daten und zum 31. Dezember 2002 auf Pro-forma-Basis, so als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Gemäß Definition der HVB Group umfassen Kommunaldarlehen Kredite an öffentlich-rechtliche Institutionen und deren Geschäftsstellen und Einrichtungen.

	Zum 31. Dezember			
	2003	2002 (pro forma)[1]	2002 (tatsächlich)	2001
	(in Mio. €)			
Kreditvolumen				
Eventualverbindlichkeiten[2]	33.037	38.130	38.568	37.553
Kredite an Kreditinstitute[3]	24.457	26.524	43.155	44.602
Kredite an Kunden[4]	280.850	311.126	406.210	420.940
Kreditvolumen	338.344	375.780	487.933	503.095
Davon:				
Immobilienfinanzierungen	*126.796*	*138.614*	*200.187*	*192.911*
Kommunaldarlehen	*26.211*	*26.290*	*81.684*	*87.872*

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

(2) Zu den Eventualverbindlichkeiten gehört auch eine kleine Menge weitergegebener abgerechneter Wechsel. Sie sind nicht im Kreditvolumen enthalten, da sie kein wesentliches Kreditgeschäft der Bank darstellen. Diese beliefen sich zum 31. Dezember 2003, 2002 bzw. 2001 auf € 23 Mio., € 27 Mio. bzw. € 130 Mio.

(3) Enthalten nicht Geldanlagen, wie z.B. Reverse Repos, die sich zum 31. Dezember 2003, 2002 bzw. 2001 auf € 28.385 Mio., € 30.712 Mio. bzw. € 44.897 Mio. beliefen. Geldanlagen betrugen zum 31. Dezember 2002 auf Pro-forma-Basis € 31.028 Mio.

(4) Enthalten nicht Geldanlagen, wie z.B. Reverse Repos, die sich zum 31. Dezember 2003, 2002 bzw. 2001 auf € 2.675 Mio., € 3.728 Mio. bzw. € 10.120 Mio. beliefen. Geldanlagen betrugen zum 31. Dezember 2002 auf Pro-forma-Basis € 3.728 Mio.

Der Rückgang des Kreditvolumens der HVB Group von € 149.589 Mio. bzw. 30,7 % in 2003 ging hauptsächlich auf die Abspaltung der Hypo Group zurück, die € 112.153 Mio. des Rückgangs ausmachte. Zudem verringerten sich aufgrund der restriktiveren Kreditvergabepolitik der HVB Group und der rückgängigen Kreditnachfrage infolge der allgemein schwachen Konjunktur die Kredite an Kunden im Vergleich zum Vorjahr.

Das Kreditvolumen der HVB Group sank von € 503.095 Mio. zum Jahresende 2001 um € 15.162 Mio. bzw. 3,0 % auf € 487.933 Mio. zum Jahresende 2002. Der Großteil des Rückgangs war auf eine Abnahme der Kredite an Kunden zurückzuführen, die mit der gesunkenen Kreditvergabe infolge der allgemein schwachen Konjunktur einherging.

Immobilienfinanzierungen und Kommunaldarlehen sind die beiden größten Kreditkategorien der HVB Group. Der Anstieg der Immobilienfinanzierungen um € 7.276 Mio. bzw. 3,77 % Ende 2002 gegenüber Ende 2001 spiegelt größtenteils die Umgliederungen von Darlehen, die mit der Redefinierung der neuen Kategorien der HVB Group einhergingen, wider. Kommunaldarlehen sanken Ende 2002 um € 6.188 Mio. bzw. 7,04 % gegenüber Ende 2001. Darin spiegeln sich anhaltende Haushaltsbeschränkungen bei Ausgaben im öffentlich-rechtlichen Bereich in Deutschland in den letzten Jahren und die Strategie der HVB Group, wegen niedriger Margen das Geschäft in diesem Bereich zu reduzieren, wider.

Das Kreditvolumen nach Geschäftsfeldern

Die nachstehende Tabelle enthält eine Aufschlüsselung des Kreditvolumens der HVB Group nach Geschäftsfeldern zu den jeweils angegebenen Daten und zum 31. Dezember 2002 auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Die Pro-forma-Daten für 2002 wurden angepasst, um die Tatsache wiederzugeben, dass entgegen der im Konzernabschluss 2002 der HVB Group getroffenen Annahmen (die in dieser Tabelle bei den Daten für 2002 (tatsächlich) berücksichtigt sind, wobei die Hypo Group als einzustellender Bereich ausgewiesen war) die Übertragung bestimmter Kreditportfolios an die Hypo Real Estate Group in Verbindung mit der Abspaltung in synthetischer und nicht in physischer Form erfolgte und um die tatsächliche Kapitalausstattung der Hypo Group zu berücksichtigen. Siehe "Ausgewählte statistische Angaben—Ausgewählte statistische konsolidierte Angaben—Ausgewählte statistische Angaben nach Geschäftsfeld" und "Pro-forma-Finanzinformationen—Einleitung."

Diese Änderungen in den Annahmen sind in der Einbeziehung des zusätzlichen Kreditvolumens in Höhe von € 8.966 Mio. in die Spalte "Sonstige/Konsolidierung" in den (Pro-forma-) Daten für das Jahr 2002 wiedergegeben. Dieses zusätzliche Kreditvolumen ergibt sich dadurch, dass entgegen der Annahmen im Konzernabschluss 2002 Teile der Kreditportfolioübertragungen an die Hypo Group synthetisch erfolgten. Die physische Übertragung der Kredite erfolgte ohne entsprechende Übertragung der Refinanzierung, sondern gegen Einbuchung einer Forderung gegenüber der Hypo Group.

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	Neue HVB (Group)[1]	Hypo (Group)[2]	Konsolidierung	HVB Group
					(in Mio. €)				
Kreditvolumen									
Zum 31. Dezember									
2003	166.658	80.542	78.369	3.025	9.750	338.344	—[3]	—[3]	—[3]
2002 (pro forma)[4]	176.732	78.912	107.312	4.285	8.539	375.780	—	—	—
2002 (tatsächlich)[5]	176.732	78.912	107.312	4.285	(427)[6]	366.814	123.505	(2.386)	487.933
2001	187.781	85.967	101.487	5.660	(2.944)	377.951	126.884	(1.740)	503.095

(1) Pro forma.
(2) Einzustellender Bereich vor Abspaltung.
(3) Die Abspaltung erfolgte am 29. September 2003, jedoch rückwirkend zum 1. Januar 2003.
(4) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
(5) Die Segmentdaten für 2002 wurden soweit erforderlich neu ausgewiesen, um diese Daten mit den Segmentdaten für 2003 vergleichbar zu machen. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."
(6) Ungeprüft.

Der Rückgang des Kreditvolumens im Geschäftsfeld Corporates & Markets von € 107,3 Mrd. auf € 78,4 Mrd. ist auf den Abbau von Risikoaktiva im Rahmen des Transformationsprogramms der HVB Group zurückzuführen.

Das Kreditvolumen nach Regionen

Die folgende Tabelle enthält eine Aufschlüsselung des Kreditvolumens der HVB Group nach geografischen Regionen zu den jeweils angegebenen Daten und zum 31. Dezember 2002 auf Pro-forma-Basis, so als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

	Zum 31. Dezember				
	2003		2002 (pro forma)[1]	2002 (tatsächlich)	2001
	(in Mio. €)	(in %)		(in Mio. €)	
Kreditvolumen nach Regionen					
Deutschland	196.967	58,2	208.285	316.024	339.017
Österreich	75.705	22,4	75.362	75.362	81.155
Übriges Westeuropa	40.600	12,0	53.918	59.543	55.686
Zentral- und Osteuropa	17.488	5,2	15.652	15.652	12.703
Amerika	12.649	3,7	23.791	23.791	19.918
Asien	5.811	1,7	10.765	10.765	8.629
Konsolidierung[2]	(10.876)	(3,2)	(11.993)	(13.204)	(14.013)
Konzern	338.344	100,0	375.780	487.933	503.095

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
(2) Die Zahlen unterscheiden sich von denen unter "Sonstige/Konsolidierung" in den Tabellen im vorstehenden Abschnitt "Das Kreditvolumen nach Geschäftsfeldern", da konzerninterne Eliminierungen einerseits innerhalb der Geschäftsfelder und andererseits innerhalb der geografischen Segmente zu abweichenden Ergebnissen führen.

Eventualverbindlichkeiten

Die folgende Tabelle zeigt die Eventualverbindlichkeiten der HVB Group zu den jeweils angegebenen Daten und zum 31. Dezember 2002 auf Pro-forma-Basis, so als hätte die Abspaltung der Hypo Group am 1. Januar 2002 stattgefunden.

	Zum 31. Dezember			
	2003	2002 (pro forma)[1]	2002 (tatsächlich)	2001
		(in Mio. €)		
Eventualverbindlichkeiten				
Kreditbürgschaften[2]	9.409	10.055	10.277	9.995
Erfüllungsgarantien und Gewährleistungen[3]	21.231	25.428	25.644	25.262
Handelsbezogene Bürgschaften (Akkreditive)	2.397	2.647	2.647	2.296
Aus weitergegebenen abgerechneten Wechseln	23	27	27	130
Eventualverbindlichkeiten insgesamt	33.060	38.157	38.595	37.683

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
(2) Kreditbürgschaften sind Transaktionen, bei denen die HVB Group als Bürge einem Gläubiger eines Dritten für die Erfüllung der Verbindlichkeit des Dritten bürgt.
(3) Erfüllungsgarantien und Gewährleistungen sind sämtliche Verpflichtungen, die nicht als Kreditbürgschaften klassifiziert sind, bei denen die HVB Group das finanzielle Risiko der Verpflichtung eines Dritten, ein bestimmtes Ergebnis zu erzielen, eine bestimmte Handlung vorzunehmen oder das Eintreten eines bestimmten negativen Resultats zu verhindern, übernimmt.

Der Rückgang der Eventualverbindlichkeiten im Geschäftsjahr 2003 ist mit € 3.539 Mio. auf eine Reduzierung der Erfüllungsgarantien und Gewährleistungen der HypoVereinsbank AG ("HypoVereinsbank" oder die "Bank") zurückzuführen. Dies geschah im Wesentlichen im Rahmen des strategischen Abbaus der Risikoaktiva.

Kreditexposure nach Branchengruppen

In der folgenden Tabelle ist das Kreditexposure der HVB Group nach Branchengruppen dargestellt, jeweils zu den angegebenen Stichtagen und zum 31. Dezember 2002 auf Pro-forma-Basis, so als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Das Kreditexposure wird, wie vorstehend beschrieben, berechnet.

	Zum 31. Dezember		
	2003	2002 (pro forma)[1]	2002 (tatsächlich)
	(ungeprüft, in Mio. €)	(ungeprüft, in Mio. €)	(ungeprüft, in Mio. €)
Kreditexposure[2] nach Branchengruppen			
Privatkunden	80.508	90.694	101.593
Öffentl. Haushalte, Organisationen ohne Erwerbszweck	44.823	44.178	93.408
Banken	37.126	51.285	58.285
Wohnungsbaugesellschaften, Immobilien-Investoren, -Fondsgesellschaften	36.183	38.346	84.216
Sonstige Finanzdienstleister	25.646	21.574	22.207
Bauträger, Developer, Bauhauptgewerbe	24.867	32.085	41.153
Dienstleistungen	22.663	21.493	23.817
Versorgung	10.747	13.718	13.930
Konsum, Textil	9.839	12.484	13.127
Nahrung	8.533	8.023	8.154
Gesundheit	8.447	8.446	8.652
Verkehr, Logistik	7.957	4.504	4.684
Sonstige	6.812	12.264	12.960
Fahrzeuge	6.101	6.965	6.984
Stahl	4.387	4.809	4.840
Maschinenbau	4.153	5.730	5.754
Chemie	3.794	3.602	3.617
Kommunikation	3.735	5.741	5.742
Mineralöl	3.409	3.984	3.986
Verlage, Medien, Druck	3.070	3.784	3.816
Mobilienleasing	2.948	3.152	3.152
Papier	2.721	1.934	1.955
Versicherungen	2.658	3.920	3.961
Luft- und Raumfahrt	2.265	7.190	7.266
Elektro	2.034	2.416	2.456
Recycling, Entsorgung	1.835	2.173	2.244
Software	1.362	1.548	1.577
Immobilien-Leasinggesellschaften	1.182	1.389	2.855
Hardware	307	268	268
Summe Kreditexposure	370.112	417.699	546.659

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
(2) Das Kreditexposure unterscheidet sich vom Kreditvolumen. Siehe "—Kreditvolumen und Kreditexposure". Kontrahentenrisiken sind in diesen Zahlen nicht enthalten.

Forderungen an Kreditinstitute und Kunden

Die folgende Tabelle enthält eine Auflistung der Forderungen der HVB Group an Kreditinstitute, aufgeschlüsselt nach Art des Geschäfts und nach Gesamtgeschäft mit inländischen und ausländischen Banken zu den jeweils angegebenen Bilanzstichtagen und zum 31. Dezember 2002 auf Pro-forma-Basis, so als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Geldhandelsprodukte (Geldanlagen) werden von der HVB Group den Forderungen zugeordnet, da sie in der Bilanz als Forderungen an Kreditinstitute und Kunden ausgewiesen werden müssen. Diese Transaktionen gehören jedoch nicht zum Kreditvolumen, da sie kein Kreditgeschäft darstellen.

	Zum 31. Dezember			
	2003	2002 (pro forma)[1]	2002 (tatsächlich)	2001
	(in Mio. €)			
Forderungen an Kreditinstitute				
Kredite und Darlehen:	24.457	26.524	43.155	44.602
Davon:				
Immobilienfinanzierung	*9*	*9*	*388*	*384*
Kommunaldarlehen	*1.213*	*1.580*	*22.432*	*23.395*
Sonstige Forderungen	*23.235*	*24.935*	*20.335*	*20.823*
Geldanlagen	28.385	31.028	30.712	44.897
Summe Forderungen an Kreditinstitute	52.842	57.552	73.867	89.499
Davon:				
Forderungen an Kreditinstitute in Deutschland	*14.524*	*14.806*	*35.134*	*39.448*
Forderungen an Kreditinstitute in übrigen Regionen	*38.318*	*42.746*	*38.733*	*50.051*

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

Der Rückgang der Forderungen an Kreditinstitute in 2003 (verglichen mit 2002 (pro forma)) resultierte mit € 2.410 Mio. aus einem Rückgang bei der Bank Austria Creditanstalt AG ("Bank Austria Creditanstalt"). Der Rückgang ist durch die Tilgung von verbrieften Verbindlichkeiten unter der Heranziehung von angelegten liquiden Mitteln begründet. Die Liquiditätsrisiken wurden seitens Treasury verstärkt durch derivative Produkte gedeckt. Dies ging einher mit einer Abnahme des Volumens der Geldanlagen (- € 1.120 Mio.).

Das Volumen der Konzernforderungen an Kreditinstitute sank von € 89.499 Mio. zum 31. Dezember 2001 um € 15.632 Mio. bzw. 17,5 % auf € 73.867 Mio. zum 31. Dezember 2002. Dieser Rückgang ging hauptsächlich auf die Abnahme des Volumens der Geldanlagen mit anderen Kreditinstituten von € 44.897 Mio. zum Jahresende 2001 um € 14.185 Mio. bzw. 31,6 % auf € 30.712 Mio. zum Jahresende 2002 zurück, z. T. weil einige Bankkunden der HVB Group ihren eigenen Finanzierungsbedarf reduzierten. Darüber hinaus gingen Bankeinlagen (insbesondere in den ausländischen Niederlassungen der HypoVereinsbank) nach der Herabstufung des Kreditratings der HypoVereinsbank geringfügig zurück. Darlehen an Kreditinstitute blieben im Wesentlichen unverändert.

Der Rückgang des Forderungsvolumens des Konzerns war außerhalb Deutschlands stärker. Dort sank es von € 50.051 Mio. zum Jahresende 2001 um € 11.318 Mio. bzw. 22,6 % auf € 38.733 Mio. zum Jahresende 2002, was mit einer Senkung der Risikoaktiva des Konzerns außerhalb Europas einherging.

Die nachstehende Tabelle zeigt die Forderungen der HVB Group an Kunden zu den jeweils angegebenen Daten und zum 31. Dezember 2002 auf Pro-forma-Basis, so als hätte die Abspaltung der Hypo Group am 1. Januar 2002 stattgefunden, aufgeschlüsselt nach Geschäftsart.

	Zum 31. Dezember			
	2003	2002 (pro forma)[1]	2002 (tatsächlich)	2001
	(in Mio. €)			
Forderungen an Kunden				
Kredite und Darlehen:	280.850	311.126	406.210	420.940
Davon:				
Immobilienfinanzierungen	*126.787*	*138.605*	*199.799*	*192.527*
Kommunaldarlehen	*24.998*	*24.710*	*59.252*	*64.477*
Sonstige Forderungen	*129.065*	*147.811*	*147.159*	*163.936*
Geldanlagen	2.675	3.728	3.728	10.120
Forderungen an Kunden insgesamt	283.525	314.854	409.938	431.060
Davon:				
Forderungen an Kunden in Deutschland	*175.622*	*187.707*	*264.257*	*282.389*
Forderungen an Kunden in übrigen Regionen	*107.903*	*127.147*	*145.681*	*148.671*

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

Unter anderem aufgrund der restriktiveren Kreditvergabepolitik der HVB Group und der rückgängigen Kreditnachfrage verringerten sich die Forderungen an Kunden im Vergleich zum Vorjahr (pro forma) um € 31.329 Mio.; davon weist die Immobilienfinanzierung einen Rückgang von € 11.818 Mio. auf. Des Weiteren wurde die norisbank AG mit Forderungen in Höhe von € 2.756 Mio. entkonsolidiert.

Die Forderungen an Kunden sanken zum 31. Dezember 2002 um € 21.122 Mio. bzw. 4,9 % gegenüber dem 31. Dezember 2001. Dies reflektiert die schwache Konjunktur und den Druck auf öffentliche Haushalte in Deutschland sowie die Konzernpolitik, das weniger profitable Kreditgeschäft in Deutschland einzuschränken. Dieser Rückgang spiegelt die Verringerung der sonstigen Forderungen an Kunden von € 16.777 Mio., der Geldhandelsprodukte mit Kunden von € 6.392 Mio. und der Kommunaldarlehen an Kunden von € 5.225 Mio.

jeweils zum Jahresende 2002 gegenüber dem Jahresende 2001 wider. Der Rückgang der sonstigen Forderungen ist teilweise bedingt durch die im Jahr 2002 vorgenommene Umgliederung von Forderungen mit grundpfandrechtlicher Besicherung aus den Sonstigen Forderungen zu den Immobilienfinanzierungen.

Forderungen nach Fristen (Restlaufzeiten)

Die folgende Tabelle enthält die Zusammensetzung der Restlaufzeiten der Forderungen an Kreditinstitute und der Forderungen an Kunden, wie sie in der Bilanz der HVB Group zu den jeweils angegebenen Bilanzstichtagen und zum 31. Dezember 2002 auf Pro-forma-Basis ausgewiesen sind, so als hätte die Abspaltung der Hypo Group am 1. Januar 2002 stattgefunden. Eine Erörterung der Aktiv-/Passivsteuerung der HVB Group enthält der Abschnitt "Risikomanagement" und der "Risk Report".

Abgespalten wurden wegen des hohen Anteils an langfristigen Finanzierungen aus dem Hypothekenbankgeschäft überwiegend Forderungen in den Laufzeitbändern "über ein bis fünf Jahre" und vor allem "über fünf Jahre". Vom gesamten Rückgang in Höhe von € 111 Mrd. beruhen 92,2% auf diesen beiden Laufzeitbändern.

	Zum 31. Dezember 2003					
		Befristet mit Restlaufzeit				
	Täglich fällig	Bis drei Monate	Über drei Monate bis ein Jahr	Über ein Jahr bis fünf Jahre	Über fünf Jahre	Summe
	(in Mio. €)					
Zusammensetzung der Forderungen nach Fälligkeit						
Forderungen an Kreditinstitute[1]	12.482	21.920	5.853	6.418	6.169	52.842
Forderungen an Kunden[1]	25.659	31.338	20.906	56.616	149.006	283.525
Insgesamt	38.141	53.258	26.759	63.034	155.175	336.367

(1) Umfasst Kredite und Darlehen sowie Geldanlagen und sonstige Forderungen.

	Zum 31. Dezember 2002 (pro forma)[1]					
		Befristet mit Restlaufzeit				
	Täglich fällig	Bis drei Monate	Über drei Monate bis ein Jahr	Über ein Jahr bis fünf Jahre	Über fünf Jahre	Summe
	(in Mio. €)					
Zusammensetzung der Forderungen nach Fälligkeit						
Forderungen an Kreditinstitute[2]	18.792	23.127	6.016	4.874	4.743	57.552
Forderungen an Kunden[2]	29.645	36.612	25.141	66.063	157.393	314.854
Insgesamt	48.437	59.739	31.157	70.937	162.136	372.406

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
(2) Umfasst Kredite und Darlehen sowie Geldanlagen und sonstige Forderungen.

	Zum 31. Dezember 2002 (tatsächlich)					
		Befristet mit Restlaufzeit				
	Täglich fällig	Bis drei Monate	Über drei Monate bis ein Jahr	Über ein Jahr bis fünf Jahre	Über fünf Jahre	Summe
	(in Mio. €)					
Zusammensetzung der Forderungen nach Fälligkeit						
Forderungen an Kreditinstitute[1]	15.045	24.538	8.430	12.520	13.334	73.867
Forderungen an Kunden[1]	29.027	41.160	30.119	93.015	216.617	409.938
Insgesamt	44.072	65.698	38.549	105.535	229.951	483.805

(1) Umfasst Kredite und Darlehen sowie Geldanlagen und sonstige Forderungen.

	Zum 31. Dezember 2001					
		Befristet mit Restlaufzeit				
	Täglich fällig	Bis drei Monate	Über drei Monate bis ein Jahr	Über ein Jahr bis fünf Jahre	Über fünf Jahre	Summe
	(in Mio. €)					
Zusammensetzung der Forderungen nach Fälligkeit						
Forderungen an Kreditinstitute[1]	8.535	37.559	13.207	14.640	15.558	89.499
Forderungen an Kunden[1]	26.695	51.716	32.548	92.746	227.355	431.060
Insgesamt	35.230	89.275	45.755	107.386	242.913	520.559

[1] Umfasst Kredite und Darlehen sowie Geldanlagen und sonstige Forderungen.

Kreditkonzentrationsrisiken

Bei den Kreditkonzentrationsrisiken der HVB Group machte zum 31. Dezember 2003 weder ein einzelner Kreditnehmer noch eine Kreditnehmergruppe ein Prozent oder mehr des gesamten Kreditexposures der HVB Group aus, mit Ausnahme einer Kreditinstitutsgruppe, deren Bonität zum 31. Dezember 2003 die Ratings A-/BBB der Ratingagentur Standard & Poor's hatte und die zum 31. Dezember 2003 1,8 Prozent des gesamten Kreditexposures des Konzerns ausmachte. Die größten zehn Kreditnehmer/Kreditnehmergruppen machten zum 31. Dezember 2003 circa 4,5 Prozent des gesamten Kreditexposures des Konzerns aus.

Kreditgrundsätze

Die nachstehenden Kreditgrundsätze gelten für den gesamten Konzern. Bestimmte wesentliche Ausnahmen von diesen Grundsätzen, die für einige Unternehmen der HVB Group, Kategorien von Kreditnehmern und Transaktionsarten gelten, sind ebenfalls nachstehend beschrieben.

Die Kreditgrundsätze der HVB Group sind in verschiedene Ebenen untergliedert. Die Untergliederung reicht von den allgemeinen Grundsätzen auf höchster Ebene, die im gesamten Konzern Anwendung finden, bis hin zu detaillierten Vorgaben für die Kreditrisikomanager des Konzerns als Richtlinien bei ihrer täglichen Arbeit. Die Allgemeinen Kreditgrundsätze des Konzerns bilden den generellen Rahmen für das Kreditgeschäft und legen Standards für die Organisation des Kreditgeschäfts des gesamten Konzerns fest. Ferner spezifizieren sie die wesentlichen Merkmale der Kreditpolitik und die Kernelemente der Kreditvergabeverfahren des Konzerns. Die besonderen Kreditgrundsätze des Konzerns schneiden die Allgemeinen Kreditgrundsätze auf bestimmte Regionen, Kunden und Produkte zu. Schließlich bilden die Kreditvorgaben des Konzerns einen detaillierten Leitfaden für die Vergabe von bestimmten Kreditprodukten und speziellen Arten des Kreditgeschäfts (wie Projektfinanzierung oder Flugzeugfinanzierung) an Firmenkunden, Privatkunden, Geschäftskunden und Kleinunternehmen, Immobilienkunden, öffentlich-rechtliche Institutionen und Finanzinstitute.

Es ist Geschäftspolitik der HVB Group, Kredite grundsätzlich nur in Übereinstimmung mit bestimmten Grundsätzen wirtschaftlicher und ethischer Standards zu vergeben. Zu diesen Grundsätzen gehören unter anderem ausreichende eingehende Informationen über die Kreditwürdigkeit des Kunden, ein genaues Verständnis des wirtschaftlichen Hintergrunds der Transaktion, Einhaltung der Umweltstandards der Weltbank ("Equator Principles") und Übereinstimmung mit der "UNEP-Erklärung der Finanzinstitute zur Umwelt und zur nachhaltigen Entwicklung". Diese Grundsätze sehen unter anderem eine Vergabe von Krediten ausschließlich an solide Firmenkunden mit einer zuverlässigen und qualifizierten Geschäftsführung und an Geschäftskunden und Privatkunden mit guter Bonität vor.

Die Entscheidung, ob an einen Firmen- oder Immobilienkunden oder an ein Finanzinstitut ein Kredit vergeben wird, hängt in erster Linie vom Rating des Kunden gemäß internem Ratingsystem der HVB Group ab (siehe "—Internes Ratingsystem der HVB Group"), das für Firmenkunden Faktoren wie die finanzielle Situation des Kunden, die Marktanalyse, die Marktfähigkeit der Produkte des Kunden und die Qualität der Geschäftsführung des Kunden berücksichtigt. In Bezug auf Privat- und Geschäftskunden sind Einkommensniveau, Höhe von Vermögen und Verbindlichkeiten und sonstige Informationen über die persönliche Finanzlage des Kunden wichtige Faktoren für die Entscheidung über die Kreditvergabe. Der Wert der für den Kredit gestellten Sicherheit dient nicht als Ersatz für die Fähigkeit des Kunden, seine Verpflichtungen aus dem Kredit einzuhalten. In sämtlichen Fällen wird bei der Kreditentscheidung die Abwägung zwischen Risiko und Rendite berücksichtigt.

Entscheidungen über Kreditvergabe beinhalten auch die Überprüfung von entsprechenden, die Bonität des Kreditnehmers nachweisenden, Dokumenten. Bei Privatkunden umfassen diese Steuerbescheide, einen aktuellen Einkommensnachweis und Informationen über Vermögen und Verbindlichkeiten; bei Firmen- und

Immobilienkunden Bilanzen, Gewinn- und Verlustrechnungen, Zwischenabschlüsse, Berichte über Branchenaussichten, Beurteilungen der Bonität des Kunden in Schriftform und, wenn der Kredit für ein bestimmtes Projekt vergeben wird, eine Projektbeschreibung.

"Distanzgeschäfte"

Die Kreditrisikomanager der HVB Group sind bestrebt, keine Geschäfte mit Kunden einzugehen, die außerhalb des definierten Marktgebietes der kreditvergebenden Einheit ansässig sind. Bei der Kreditvergabe an lokale Kreditnehmer kann sich der Konzern das Wissen der örtlichen Kreditrisikomanager über die aktuellen, ortsspezifischen Informationen zunutze machen, die Einfluss auf die Risikobeurteilung haben können – zum Beispiel Informationen über aktuelle Entwicklungen in den lokalen Wirtschaftsbranchen, über die Reputation der Kunden sowie über die Unternehmensgeschichte bzw. den persönlichen Werdegang der Gesellschafter.

Kapitalallokation

Die Renditeanforderungen der HVB Group an das jeweils zugewiesene Kapital sind ein wesentlicher Bestandteil des Kreditrisikomanagements. Die konzernweite Steuerung der Kreditgeschäfte der HVB Group erfolgt auf Basis von Verzinsungsansprüchen auf das regulatorische Eigenkapital und das Risikokapital. Die regulatorische Kapitalbindung der Geschäftsfelder der HVB Group wird auf Basis des von diesen Einheiten nach den Bestimmungen der Baseler Eigenmittelempfehlung gebundenen Kernkapitals ermittelt. Siehe "Regulierung und Aufsicht—Regulierung und Aufsicht in Deutschland—Angemessene Eigenmittelausstattung." Das Risikokapital wird konzernweit als das Kapital bestimmt, das unter Anwendung eines Value-at-Risk-Ansatzes (bei einem Sicherheitsniveau von 99% im Jahr 2003 und einem Sicherheitsniveau von 99,95 % ab 2004, jeweils auf der Grundlage einer einjährigen Haltedauer) benötigt wird, um sämtliche potenziellen unerwarteten Verluste aus allen von der HVB Group unterschiedenen Risikoarten (Adress-, Markt-, operationellen-, Geschäftsrisiken, Risiken aus bankeigenem Immobilienbesitz und Anteils-/Beteiligungsbesitz) mit Ausnahme von Liquiditäts- und strategischem Risiko zu decken. Die Berechnungsparameter werden regelmäßig unter Verwendung von internen und externen Daten angepasst. Die HVB Group aggregiert die auf diese Art und Weise errechneten Risiken unter Berücksichtigung von Portfolioeffekten und allokiert das entsprechende Risikokapital auf der Grundlage der Verteilung der Risikopositionen auf die Geschäftsfelder. Die HVB Group hat interne Verzinsungsansprüche sowohl für ihr eingesetztes Kernkapital als auch für ihr Risikokapital bestimmt; die von ihr aufgestellten risikoadjustierten Kapitalrenditen ("RAROC") beruhen zum Teil auf den Erwartungen der Kapitalmärkte. Weitere Informationen über das renditeorientierte Kapitalmanagement und Quantifizierungen des Risikokapitals der HVB Group enthält der Abschnitt "Gesamtbanksteuerung" im Risk Report der HVB Group für das Jahr 2003.

Um die Preisgestaltung für Kredite an den Verzinsungsansprüchen der HVB Group auszurichten, verwendet der Konzern sein Value-at-risk-Modell zur Berechnung des Risikokapitals. Die Preisfindung der einzelnen Kredite wird vorwiegend beeinflusst durch die Faktoren Risikokapital, Größe, Region und Branche des Kreditnehmers und Laufzeiten des Kredits. Um eine gewisse Marktkonformität zu erreichen, überwacht die HVB Group fortlaufend die Marktpreise für verschiedene Kreditprodukte in verschiedenen Regionen und passt soweit erforderlich ihre Mindestmargen für diese Produkte unter Berücksichtigung der Risiken und Strategie der HVB Group für das jeweilige Marktsegment entsprechend an. Die BA-CA Group bestimmt die Preise ihrer Kreditprodukte in ähnlicher Art und Weise, jedoch unter Verwendung leicht abweichender Pricingmodelle. Allerdings sind auch diese aus den Verzinsungsansprüchen der HVB Group abgeleitet.

Für das aktive Management des gesamten Kreditrisikoportfolios hat die HVB Group die separate Einheit, 'Konzernkreditportfoliomanagement' eingerichtet. Die zentralen Aspekte dieses "aktiven Kreditportfoliomanagements" bei der HVB Group liegen in der Steuerung des Kreditportfolios der HVB Group als Ganzes (mit Ausnahme von Transaktionen für das Handelsbuch und für das Liquiditätsmanagement), dem Erwerb, der Veräußerung und der Risikopartizipation von bzw. an Transaktionen und Subportfolios mit dem Ziel der Erhöhung der Eigenkapitalrendite des Konzernportfolios, der Schaffung von Synergien aus der Diversifizierung des gesamten Konzernportfolios und dem Management von Konzentrationsrisiken (einzelner Kreditnehmer/-gruppen; Branchen und Regionen), wobei das Verhältnis zwischen Risiko und Rendite berücksichtigt wird. Das aktive Kreditportfoliomanagement umfasst auch das Management des regulatorischen und ökonomischen Kapitals der HVB Group.

Kreditgenehmigung

Allgemeine Informationen. Kreditgenehmigungen unterliegen einem System von Kompetenzstufen. Die Zuständigkeit für die Genehmigung von Krediten ist – unabhängig vom Wert der Sicherheiten für den Kredit – an die Kredithöhe geknüpft (mit gewissen Ausnahmen, insbesondere bei durch Exportkreditversicherungen gedeckten Krediten). Ein wesentlicher Grundsatz des Kreditgenehmigungsverfahrens in sämtlichen Bereichen – außer bei standardisierten Krediten an Privatkunden (die innerhalb von eng gesteckten Parametern erfolgen) – ist die klare Trennung zwischen den Vertriebseinheiten und dem Risikomanagement des Konzerns (entsprechend den 'Mindestanforderungen an das Kreditgeschäft der Kreditinstitute' (MAK) herausgegeben durch die deutsche Bundesanstalt für Finanzdienstleistungsaufsicht). Kreditgenehmigungen erfolgen auf der Grundlage eines dualen Beurteilungssystems, wobei die Beurteilung einerseits durch die Vertriebseinheiten und andererseits durch die Risikomanagementeinheiten des Konzerns erfolgt. Die Genehmigungsbefugnis wird einzelnen Mitarbeitern – abhängig von deren fachlicher Qualifikation und Erfahrung, der Vertrautheit mit der Beurteilung von Kreditrisiken und der unternehmerischen Urteilskraft – bzw. Gremien übertragen.

Das interne Rating der HVB Group hat direkte Auswirkungen auf das Kreditgenehmigungsverfahren und bildet die Grundlage für die Kreditstrategie der Bank. Es hat ferner Einfluss auf die Komplexität der Kreditdokumentation, so wie die Einhaltung bestimmter finanzieller Mindeststandards für bestimmte Ratingklassen. Darüber hinaus wird durch das interne Rating die Möglichkeit der Vergabe von Plafonds ermittelt, wie nachstehend unter "—Besondere Kreditgrundsätze—Firmenkunden" beschrieben. In jedem Fall muss die entsprechende Genehmigungsinstanz vom zuständigen Relationship Manager vor Ort, wie nachstehend unter "—Kreditüberwachung" beschrieben, über jede Verschlechterung des Ratings eines Kreditnehmers oder einer Transaktion benachrichtigt werden. Diese Verschlechterung kann zu einer Anpassung der Kreditstrategie des Konzerns in Bezug auf den Kreditnehmer oder die Kreditnehmergruppe führen. Im Falle einer Verschlechterung in die Ratingklassen 8, 9 oder 10 führt der Konzern ein separates Kreditgenehmigungsverfahren für das gesamte Engagement in Verbindung mit den Restrukturierungs-/Abwicklungsverfahren des Konzerns wie unter "—Kreditüberwachung—Problemkreditverfahren" beschrieben durch.

Zum Risikomanagement stellt die HVB Group von Zeit zu Zeit bestimmte Risikogrundsätze auf, die den Zweck verfolgen, sich bei der Kreditbereitstellung auf bestimmte Sektoren vermehrt und auf andere vermindert zu konzentrieren. Diese Grundsätze können z.B. eine Erhöhung von wohnwirtschaftlichen Hypothekendarlehen gegenüber kommerziellen Hypothekendarlehen empfehlen oder auf bestimmte Branchen oder Immobilienarten mit besonderen Risiken hinweisen. Parameter für die Grundsätze sind Kundengruppen, Produkte, Märkte und weitere interne Kreditregularien. Aufgrund von Änderungen des Bankenaufsichtsrechts ist die HVB Group verpflichtet, diese Grundsätze in der Zukunft jährlich zu verabschieden.

Bewertung von Sicherheiten. Die Bewertungsrichtlinien der HVB Group für Sicherheiten beruhen auf dem "Liquidationsprinzip", das sich auf den Erlös bezieht, welchen der Konzern im Falle der Verwertung einer Sicherheit im Rahmen einer Zwangsvollstreckung erwarten kann. Die Richtlinien umfassen standardisierte Bewertungssätze, die im Falle von Finanzsicherheiten oder Bargeld auf dem Nennwert der Sicherheit und im Falle von Sachwerten auf dem Marktwert (d. h. auf dem Marktpreis) basieren. In jedem Fall wird der Nennwert oder Marktwert um einen internen Bewertungssatz diskontiert, welcher der Erfahrung des Konzerns, ggf. den vollen Liquidationswert nicht erreichen zu können, Rechnung trägt. Eine Erörterung der spezifischen Bewertungsmethode des Konzerns für Immobilien enthält der Abschnitt "—Besondere Kreditgrundsätze —Immobilienkunden."

Die standardisierten Bewertungssätze bilden im Allgemeinen die Höchstgrenze für die Bewertung der Sicherheit. Auf der Grundlage der besonderen Situation des Kreditnehmers oder der Sicherheit können Abweichungen von den standardisierten Bewertungssätzen nach unten vorgenommen werden. Bei Kreditrisiken mit einem Wert, der in die Verantwortung eines Senior Risk Managers oder darüber fällt, kann die Kreditgenehmigungsstelle in gerechtfertigten, dokumentierten Einzelfällen, die Überschreitung der standardisierten Bewertungssätze für als Sicherheit gestellte Güter, Vermögen (außer Immobilien) oder Forderungen beschließen bzw. die Verlängerung der vorgesehenen Abschreibungszeiträume genehmigen. Das Liquidationsprinzip ist auch in diesen Fällen anzuwenden. Die HVB Group bewertet ausschließlich marktgängige, leicht verwertbare Vermögensgegenstände. Ist kein Marktwert ermittelbar, wird der Wert der Sicherheit nicht berücksichtigt. Dies ist z.B. bei Projektfinanzierungen der Fall, bei denen in der Regel Sicherheiten nicht bewertet werden.

Aktives Kreditportfoliomanagement. Aufgrund des Umfangs ihres Aufgabenbereichs bestehen für das Kreditportfoliomanagement spezielle Kreditgrundsätze, die die allgemeinen Kreditgrundsätze ergänzen. Diese speziellen Grundsätze dienen dazu, bei Kreditentscheidungen die gesamte globale Kreditportfoliozusammensetzung zu berücksichtigen, und zwar vor dem Hintergrund von Gesamtertrags- und Diversifizierungsaspekten. Die Einheit "Aktives Kreditportfoliomanagement" wird in alle signifikanten auf den Kapitalmärkten durchgeführten Transaktionen einbezogen, wie etwa Kreditderivate, Kreditsyndizierungen und Verbriefungen. Das Kreditportfoliomanagement der HVB Group wird über das Strategische Konzernkreditkomitee gesteuert, zu dem der Chief Risk Officer der HVB Group, Vertreter der Geschäftsfelder und ein Vertreter des Risikocontrolling gehören. Dieses Komitee trifft (bei monatlichen Sitzungen) Entscheidungen zu grundsätzlichen Fragen des Kreditportfoliomanagements und spricht Empfehlungen bezüglich größerer Transaktionen aus.

Neuprodukt-Genehmigungsverfahren. Vor der Einführung eines neuen Produkts, d. h. eines Kreditprodukts mit entweder einer neuen Struktur oder einer neuen Risikoart bzw. einem erhöhten Risikoniveau oder für eine neue Region oder Kundengruppe, führt die HVB Group ein Genehmigungsverfahren durch, wonach sämtliche vom Produkt betroffenen Ressorts des Konzerns die Vermarktungsfähigkeit und Preisgestaltung des neuen Produkts feststellen, die neue Risikoart/und -niveau analysieren und die Fähigkeit des Konzerns, das Risiko zu kontrollieren und zu überwachen, ermitteln. Die endgültige Genehmigungsbefugnis für sämtliche neuen Produkte liegt beim Strategischen Konzernkreditkomitee. Die Genehmigung kann entweder unbedingt sein oder die erfolgreiche Durchführung einer Testphase erfordern.

Besondere Kreditgrundsätze

Firmenkunden. Während Firmenkunden des Geschäftsfeldes Corporates & Markets in der Regel zentral betreut und bearbeitet werden, erfolgt die Betreuung aller anderen Kunden in der Regel dezentral. Dementsprechend sind auch in den dezentralen Einheiten Kreditabteilungen installiert, die im Rahmen ihrer Befugnisse Kreditentscheidungen treffen und zeitnahe Überwachungsaufgaben wahrnehmen, um potenzielle Risiken frühzeitig zu erkennen. Die Kreditrisikomanager können fachlichen Rat bei Analysten, Branchenspezialisten und anderen Supporteinheiten innerhalb der HVB Group einholen.

Bei Entscheidungen über Kreditvergabe in Bezug auf Neugeschäft geht die HVB Group unter anderem nach folgenden Grundsätzen vor: keine Finanzierungen, die den Handlungsspielraum des Konzerns im Kreditgeschäft in einer bestimmten Branche oder Region unangemessen einengen; keine weitere Kreditvergabe an Kreditnehmer, bei denen die HVB Group bereits einen Anteil von 50 % der Bankverbindlichkeiten hat und das Engagement € 25 Mio. übersteigt; keine Kreditgeschäfte mit Firmenkunden, die außerhalb des Einzugsbereichs derjenigen Niederlassung ansässig sind, die den Kredit vergibt; und ein restriktiver Ansatz bei der Refinanzierung von Krediten, die vormals von anderen Kreditinstituten vergeben wurden. Ausnahmen von diesen Grundsätzen für einzelne Kreditgenehmigungsentscheidungen müssen von der nächsthöheren Stelle in der nachstehend beschriebenen Kompetenzordnung in Abhängigkeit vom betreffenden Kreditbetrag genehmigt werden.

Darüber hinaus stellt der Konzern grundsätzlich demselben Kunden nicht gleichzeitig einen Kredit und Eigenkapital (bzw. Finanzierung von Eigenkapital) zur Verfügung. Ein Auftreten als Kreditgeber bei gleichzeitigem Halten von Eigenkapital oder gleichzeitiger Finanzierung von Eigenkapital eines Kreditnehmers setzt eine Bank dem Risiko aus, dass bei einem Insolvenzverfahren solche Kredite als Eigenkapitalersatz behandelt oder nachrangig werden könnten. Dieses Risiko wird im Kreditantrag hervorgehoben und von der Rechtsabteilung auf Einzelfallbasis bewertet. Ausnahmen von diesem allgemeinen Grundsatz bestehen dort, wo Kredite an verschiedene Unternehmen innerhalb einer Kundengruppe vergeben werden, an der der Konzern ebenfalls eine Beteiligung hält und wo Beteiligungen im Rahmen der Abwicklung/Restrukturierung erworben werden. Zudem sind gleichzeitige Kredit- und Eigenkapitalpositionen generell bei strukturierten Finanzierungen, wie Projektfinanzierungen, Asset-Based-Financing, Acquisition & Leveraged Finance-Transaktionen erlaubt.

In Bezug auf Projektfinanzierungen und Asset-Based-Financings des Konzerns werden Beteiligungsinvestitionen grundsätzlich nur mittelbar über Investitionen in Private-Equity-Fonds getätigt, die wiederum in Projektunternehmen investieren. Die HVB Group kann neben dem Equity-Fonds nur dann parallel Investitionen tätigen, wenn vom Konzern zusätzlich bereitgestellte Kredite nicht auf Grund der Beteiligungsfinanzierung nachrangig behandelt werden. Die HVB Group hält gegenwärtig keine derartigen direkten Beteiligungen an Kunden in ihrem Projektfinanzierungs- und Asset-Based-Financing Geschäft. Der Konzern hält bei Projektfinanzierungen sowohl erstrangige Kreditpositionen als auch Mezzanine-Positionen. Mit einem Betrag von weniger als € 40 Mio. zum 31. Dezember 2003 hält der Konzern nur begrenzt derartige Mezzanine-Finanzierungen.

Im Geschäftsfeld Acquisition & Leveraged Finance der HVB Group, erwirbt der Konzern direkte Beteiligungen an Unternehmen, an die er auch Kredite vergibt. Finanzsponsoren, die im Bereich Acquisition & Leveraged Finance Kunden des Konzerns sind, suchen aufgrund ihrer eigenen Portfoliobeschränkungen zusätzliche Beteiligungsinvestoren. Die HVB Group beschränkt ihre Beteiligungsinvestitionen auf weniger als 10 % des ausstehenden Grundkapitals des Zielunternehmens und geht daher davon aus, dass das Risiko für den Konzern, dass die Kreditverbindlichkeiten im Falle einer Insolvenz als Eigenkapital oder auf andere Weise nachrangig behandelt würden, beschränkt ist.

Die Kreditabteilungen in den einzelnen Geschäftsstellen und Tochtergesellschaften der HVB Group, außer denjenigen der BA-CA, sind in der Regel befugt, Kredite bis zu einer Höhe von € 5 Mio. zu genehmigen. Übersteigt das Gesamtkreditexposure der HVB Group gegenüber einem Kreditnehmer bzw. einer Kreditnehmereinheit (im Sinne des § 19 Absatz 2 Kreditwesengesetz, wonach als Kreditnehmer zwei oder mehr natürliche oder juristische Personen oder Personenhandelsgesellschaften gelten, die insofern eine Einheit bilden, als eine von ihnen unmittelbar oder mittelbar beherrschenden Einfluss auf die andere oder die anderen ausüben kann, oder die aufgrund eines Abhängigkeitsverhältnisses als Risikoeinheit anzusehen sind) diesen Genehmigungsrahmen, ist die Genehmigung durch einen Senior Risk Manager erforderlich. Die HVB Group hat Senior Risk Manager für Portfolios unterschiedlicher Branchen, Regionen (Osteuropa, Amerika, Asien) und für Spezialprodukte etabliert. Die Senior Risk Manager haben Kreditgenehmigungsbefugnis bis zu € 25 Mio. (Senior Risk Manager Amerika und Asien bis zu US$ 50 Mio.). Sie sind für die Branchenbewertung, Portfolio-Strategien und Branchenstandards innerhalb des Konzerns zuständig. Größere Kreditengagements werden an ein sogenanntes "kleines"/regionales Kreditkomitee weitergeleitet, dessen Kreditgenehmigungsbefugnis bis zu € 100 Mio. reicht. Engagements, die diesen Rahmen übersteigen, werden dem Konzernkreditkomitee vorgelegt, in dem alle Geschäftsfelder vertreten sind und in dem alle Vorstandsmitglieder Teilnahmerecht haben. Das Konzernkreditkomitee wird vom Chief Risk Officer des Konzerns geleitet.

Die BA-CA Gruppe setzt im Rahmen der Allgemeinen Kreditgrundsätze des Konzerns ihre eigenen Kreditgenehmigungsregularien fest. Diese Regularien werden vom Strategischen Konzernkreditkomitee der HVB Group genehmigt. Die regionalen Handlungsbevollmächtigten im Bereich Kreditgenehmigung in den verschiedenen Geschäftseinheiten der BA-CA Gruppe sind in der Regel befugt, Kredite in Höhe von bis zu € 4 Mio. in Österreich und zwischen € 5 Mio. und € 10 Mio. in Zentral- und Osteuropa, abhängig von der Größe der Geschäfts- bzw. Krediteinheit zu genehmigen. Übersteigt das Gesamtengagement der BA-CA Gruppe gegenüber einem Kreditnehmer oder einer Kreditnehmereinheit diesen Genehmigungsrahmen, ist die Genehmigung für Kredite von bis zu € 15 Mio. von einem Senior Risk Manager erforderlich, während Kredite zwischen € 15 Mio. und € 25 Mio. die Genehmigung des Ressortleiters der Division Group Credit Management der BA-CA Gruppe erfordern. Größere Kreditexposures werden an das Kreditkomitee der BA-CA Gruppe weitergeleitet, dessen Kreditgenehmigungsbefugnis bis zu € 100 Mio. reicht. Engagements, die diesen Rahmen übersteigen, werden dem Vorstand der BA-CA Gruppe vorgelegt.

Wann immer die Bank Austria Creditanstalt und die HypoVereinsbank inkl. ihrer jeweiligen Tochtergesellschaften potenzieller Kreditgeber von einem Engagement über € 5 Mio. an einen Kreditnehmer oder eine Kreditnehmereinheit ist, koordinieren die jeweils zuständigen Senior Risk Manager der beiden Konzernteile ihre jeweiligen Kreditstrategien gegenüber dem Kreditnehmer. Die endgültige Genehmigungsbefugnis für den Anteil jeder Tochtergesellschaft am Engagement liegt bei der jeweiligen Tochtergesellschaft.

Für bestimmte Kategorien von Kunden und Kontrahenten werden intern besondere Kreditrahmen ("genehmigte Plafonds") für kurzfristige, mittelfristige und langfristige Kredite und Kontrahentenrisiken festgelegt. Innerhalb dieser Rahmen dürfen die Niederlassungen Kredite ohne weitere Genehmigung der dafür zuständigen Abteilung vergeben, selbst wenn der Kreditbetrag die Kreditgenehmigungsbefugnis der jeweiligen Geschäftseinheit überschreitet – dabei müssen jedoch der Kreditrahmen und die entsprechenden Kreditbedingungen eingehalten werden. Das Plafonds-System ist nur auf große Firmenkunden und Finanzinstitute anwendbar, die in die Ratingklassen 1, 2, 3 oder 4+ des internen Ratingsystems der HVB Group fallen (siehe "—Internes Ratingsystem der HVB Group").

Entscheidungen über Kreditvergabe an große und mittelständische Firmenkunden, die an einer Börse notiert sind, Teil einer komplexen Konzernstruktur sind oder ein international ausgerichtetes Geschäft haben, erfordern erweiterte Due Diligence-Verfahren, die Analyse zusätzlicher Informationen und noch engeren Kontakt zwischen dem Konzern und der Geschäftsführung des potenziellen Kreditnehmers. Die Due Diligence-Verfahren für diese Kunden umfassen eine Gruppenvergleichsanalyse in Hinblick auf die Marktposition und Finanzstärke des potenziellen Kreditnehmers im Vergleich zu dessen Wettbewerbern sowie ein eingehendes Unternehmensprofil mit einer Analyse des Kerngeschäfts, Aufschlüsselungen der Geschäftsfelder, Lieferanten-/Kundenbeziehungen, Treasury-Geschäfte, Corporate Governance- und Risikomanagementgrundsätze sowie Rechnungslegungs- und Kontrollgrundsätze. Als Stütze für die erweiterte Due Diligence prüft der Konzern u. a. externe Ratingberichte, Equity/Fixed Income Research Berichte, Branchenberichte, Prognosen, Länder- und Währungsrisiken und bei fremdkapitalfinanzierten Transaktionen Sensivitätsanalysen (sofern vorhanden). Abweichungen zwischen externen Ratings und dem internen Rating des Konzerns sind möglich, da sie ggf. eine unterschiedliche Fokussierung oder Informationsquelle sowie unterschiedliche Reaktionszeiten widerspiegeln.

Privatkunden, Geschäftskunden und Kleinunternehmen. Die Kreditvergabe der HVB Group in Bezug auf Privatkunden, Geschäftskunden sowie Kleinunternehmen ist in zwei Bereiche unterteilt: Standardkreditgeschäft und Individualkreditgeschäft. Das Standardkreditgeschäft umfasst Kredite je Kreditnehmer/-einheit von insgesamt maximal € 500.000, die nur standardkreditfähige Produkte wie Bankkredite oder Immobilienfinanzierungen für überwiegend wohnwirtschaftliche Zwecke enthalten; der Anteil an Bankkrediten darf hierbei € 250.000 nicht übersteigen. Das Individualkreditgeschäft umfasst Kredite, welche die genannten Summen übersteigen, sowie Kredite für bestimmte Sonderzwecke wie z.B. Unternehmensgründungen.

Die meisten Aufgaben im Zusammenhang mit der Verwaltung von Krediten an Privatkunden werden beim Standardkreditgeschäft von den Kundenbetreuern und beim Individualkreditgeschäft von Kreditspezialisten und Kreditberatern innerhalb der Niederlassungen ausgeführt. Bei der Kreditvergabe im Rahmen des Standardkreditgeschäfts kann ein Kundenbetreuer die Kreditentscheidung auf Basis des Scoring-Ergebnisses (siehe "—Internes Ratingsystem der HVB Group") alleine treffen. Für die Vergabe im Rahmen des Individualkreditgeschäfts ist die Genehmigung einer unabhängigen Kreditabteilung erforderlich.

Immobilienkunden. Die Risiko- und Kreditrichtlinien für Immobilienkunden der HVB Group sind in Übereinstimmung mit den entsprechenden gesetzlichen Anforderungen (u. a. das deutsche bzw. österreichische Hypothekenbankgesetz und das deutsche bzw. österreichische Kreditwesengesetz) erlassen worden. Die Einhaltung dieser Anforderungen und der Risiko- und Kreditrichtlinien der HVB Group beim Kreditvergabeverfahren wird in regelmäßigen Abständen von den unabhängigen Wirtschaftsprüfern der HVB Group überprüft und von der Bundesanstalt für Finanzdienstleistungsaufsicht (der "BaFin") und der österreichischen Finanzmarktaufsicht überwacht.

Neben langfristigen Hypothekendarlehen ist der Konzern auch im Bereich kurzfristiger, nicht dem Hypothekenbankgesetz unterliegender Kredite für Bauträger, tätig. Die Genehmigungsgrundsätze entsprechen weitgehend denen für Kredite außerhalb des Immobilienkreditgeschäfts. Neben dem Rating des Kreditnehmers sind maximale Beleihungsgrenzen bzw. Mindesteinsatz von Eigenkapital sowie ein festes Minimum an Vorabverkäufen grundlegende Anforderungen für eine Kreditgenehmigung.

Die beiden wesentlichsten Bestandteile der Grundsätze der HVB Group für die Vergabe von Hypothekendarlehen sind die finanzielle Analyse des Schuldners sowie die Risikobeurteilung und der Beleihungswert bezüglich der hypothekarisch zu belastenden Immobilie. Die finanzielle Analyse beruht primär auf der Kapitaldienstfähigkeit des Schuldners bzw. der Nachhaltigkeit des Objekt-Cash Flows und wird auf ähnliche Weise wie bei der Vergabe von Krediten außerhalb des Immobilienkreditgeschäfts durchgeführt. Bei der Beurteilung der Immobilie ermittelt die HVB Group den Marktwert und den niedrigeren Hypothekenbeleihungswert der Immobilie. Sowohl der Kreditentscheidung als auch dem Kreditpreis wird der Hypothekenbeleihungswert zugrunde gelegt; auf dieser Grundlage werden auch der Beleihungsgrad und die Berechnung der Refinanzierungskosten der HVB Group für die Hypothek ermittelt. Im Hinblick auf die anhaltend schwache Marktverfassung auf den Immobilienmärkten wurden die grundlegenden kreditpolitischen Anforderungen für Immobilienkunden im Januar 2004 den schwächeren Marktverhältnissen angepasst.

Der Marktwert wird im Rahmen der international gültigen Marktwertdefinition durch Anwendung der nationalen Methoden für die jeweilige Objektart ermittelt. In der Regel handelt es sich dabei um Wertermittlungsverfahren wie z.B. Ertragswertverfahren, Sachwertverfahren, Vergleichswertverfahren, DCF und Residualwertmethode. Die wertbestimmenden Parameter werden aus den aktuellen Marktereignissen, den Zukunftsprognosen und den gesicherten Erkenntnissen aus der Vergangenheit abgeleitet.

Als Beleihungswert ist der Wert definiert, der langfristig im Rahmen des regulären Geschäftsablaufs auf der Basis vieler Erfahrungswerte mit den bisherigen Markttrends und -ereignissen mit einem hohen Maße an Sicherheit, die auf langfristigen und verlässlichen Charakteristika beruhen, erwartet werden kann. Als solchen erachtet die HVB Group den Beleihungswert im Wesentlichen als eine Ermittlung des Value-at-Risk des Kredits. Das Hypothekenbankgesetz enthält Bestimmungen zur Bewertung von Sicherheiten, darüber hinaus bestehen weitere vom BaFin anerkannte Bewertungsrichtlinien. Nach dem Hypothekenbankgesetz sind nur Hypothekendarlehen, bei denen die Beleihung 60 % des Beleihungswerts nicht übersteigt, zur Deckung/Sicherung von Hypothekenpfandbriefen geeignet. Somit handelt es sich bei Hypothekenpfandbriefen um vorrangige Schuldverschreibungen, die durch Grundpfandrechte besichert sind. Zum 31. Dezember 2003 waren € 56,3 Mrd. bzw. 53,1 % des Hypothekendarlehenportfolios der HypoVereinsbank in Höhe von insgesamt € 106 Mrd. deckungsstockfähig.

In Übereinstimmung mit der Selbstverpflichtung der HVB Group, regionale Markt- und Ortskenntnisse bei der Bewertung von Immobilien anzuwenden, unterhält die HVB Group ein Netz von Gutachtern in Deutschland und anderen europäischen Ländern. Die Immobilienbewertung in der HVB Group wird für in Deutschland gelegene Immobilien von internen Gutachtern vorgenommen. Die Bewertungen außerhalb Deutschlands gelegener Immobilien werden ebenfalls von internen Gutachtern durchgeführt oder diese plausibilisieren die Marktwertgutachten externer Sachverständiger und leiten daraus den Beleihungswert ab. Die Bewertungsabteilung ist organisatorisch vom Vertrieb und der kreditentscheidenden Stelle getrennt. Bei kleineren Hypotheken (unter € 300.000 für wohnwirtschaftliche Hypotheken) kann eine vereinfachte Bewertung von besonders ausgebildeten Kreditrisikomanagern durchgeführt werden.

Immobilienbewertungen werden zum Zeitpunkt der Ausreichung eines Kredits vorgenommen. Bewertungsprüfungen und -kontrollen werden bei Kreditverlängerung, bei wesentlichen Marktveränderungen, bei Veränderungen der Immobilie (z.B. wesentliche Wertsteigerungen) und bei Liquidation durchgeführt. Bei Baufinanzierungen, bei denen eine wirtschaftliche Analyse der Fertigstellungskosten, der erwarteten Einnahmen und Projektrisiken einen wichtigen Teil der Bewertung bilden, wird der Ablauf des Projekts fortlaufend überwacht.

Die HVB Group macht seit dem 01.01.2003 bei der Bewertung von Immobilien in großem Umfang von ihrem Markt- und Objektrating-Tool ("MoriX") Gebrauch. Mit MoriX wird durch ein standardisiertes Verfahren die mittelfristige Verkäuflichkeit der zu beurteilenden Immobilie in ihrem relevanten Markt untersucht und auf transparente Weise dokumentiert. Das Rating wird bei der Kreditanalyse für die Ausreichung von Immobilienkrediten, und im Rahmen von Investitions- und Desinvestitionsentscheidungen konzerneigener Immobilien herangezogen. MoriX kann weiterhin bei der Risikoanalyse von Immobilienportfolios (z.B. bei Securitization-Transaktionen) und im Rahmen des erweiterten Ansatzes des internen Ratings gemäß den Eigenkapitalanforderungen nach Basel II eingesetzt werden.

Kommunalkredite. Kommunalkredite sind Darlehen an Gemeinden, an Behörden auf regionaler, nationaler und Bundesebene und Darlehen mit einer 100%igen staatlichen Deckung oder Garantie. Die HVB Group beurteilt jeden Kommunaldarlehensantrag individuell und berücksichtigt dabei eine Reihe von Faktoren, wie das Schuldenniveau und das Steueraufkommen des Schuldners. Zusätzlich prüft die HVB Group die rechtlichen Aspekte des Darlehensantrags, um sicherzustellen, dass der Schuldner alle notwendigen Genehmigungen und Befugnisse für das Darlehen eingeholt hat. Für deckungsstockfähige Kommunaldarlehen wendet die HVB Group ein Plafonds-System an, das sicherstellt, dass sie in keinem Fall mehr als 50 % der Bankverbindlichkeiten eines einzelnen Schuldners der öffentlichen Hand hält. Sämtliche sonstigen Bankprodukte, die Kreditnehmern der öffentlichen Hand angeboten werden, unterliegen dem gleichen Kreditgenehmigungsverfahren, das bei den Firmenkunden des Konzerns angewendet wird, mit der Ausnahme, dass die vorstehenden Faktoren zusätzlich einbezogen werden. Diese Institute werden in der Regel jährlich überprüft, mit Ausnahme außerordentlich kreditwürdiger Institute, die nur jedes zweite Jahr überprüft werden. Das Plafondsgenehmigungsverfahren erfordert eine jährliche Überprüfung auf der Grundlage von aktuellen Informationen. Es gibt keine besonderen Kreditkonzentrationen, weder bei einem bestimmten, mit öffentlichen Geldern finanzierten Kunden, noch bei einer bestimmten Gemeinde oder regionalen Behörde.

Finanzinstitute. Das Kreditgenehmigungsverfahren für Finanzinstitute ähnelt im Wesentlichen dem für Firmenkunden, abgesehen davon, dass die Genehmigungsbefugnis der Teamleiter des Kreditrisikomanagements für Kreditrisiken bis zu einem Betrag von € 25 Mio. reicht, und der Leiter des Kreditrisikomanagements für Banken und institutionelle Kunden über eine Genehmigungsbefugnis für Kreditrisiken in Höhe von bis zu € 50 Mio. verfügt.

Spezialprodukte. Die HVB Group hat für ihre "Spezialprodukte" (dazu gehören u.a. Transaktionen mit Defeasance-Strukturen) intensivere Kreditanalyseverfahren eingeführt. Diese Produkte unterscheiden sich vom herkömmlichen Kreditgeschäft in mehrfacher Hinsicht, vornehmlich darin, dass der Rückzahlungsanspruch nicht immer eine einfache, direkte Verbindlichkeit der Gesellschaft ist, die den Cashflow erwirtschaftet und dass die Rückzahlungsansprüche häufig in dem gleichen Maße von der Sicherheit der Finanzierungsstrukturen wie von der Kreditwürdigkeit der Schuldner abhängen. Folglich erfordert die Risikobeurteilung eines Kredits eine detaillierte Beurteilung der Transaktionsstruktur (z.B. Risiko des Zahlungsverzuges, Liquiditätsrisiko, Hedgingrisiko, rechtliches, steuerliches und regulatorisches Risiko, Dokumentationsrisiko, Erfüllungsrisiko, Reputationsrisiko und Marktrisiken wie Reinvestitions- oder Rückzahlungsrisiko) und der Kontrahenten. Um die Risiken der Transaktionen mit Spezialprodukten angemessen zu verstehen und zu beurteilen, setzt der Konzern Experten für jede neue Transaktionsstruktur ein.

Projektfinanzierung. Da Zins- und Tilgungsverpflichtungen ausschließlich aus den laufenden Einnahmen des Projekts erbracht werden und im allgemeinen keine oder nur eine eingeschränkte Rückgriffsmöglichkeit auf den Träger des Projektes oder die Investoren besteht, bewertet die HVB Group Projektfinanzierungskredite auf der Grundlage der Risiken des zu finanzierenden Projekts (z.B. die Qualität der Verträge und Sicherheiten, Fertigstellungsrisiko, operationales Risiko, Offtaker-Risiken, Marktrisiken und Lieferantenrisiken), Cashflow-Prognosen, Sensitivitätsanalysen und Beurteilungen der Erfahrungen und Kreditwürdigkeit des Projektunternehmens. Darüber hinaus berücksichtigt der Konzern die Risikoteilung unter allen wichtigen Projektbeteiligten, wie Sponsoren, Lieferanten, Kunden und Banken. Die HVB Group legt den Schwerpunkt ihrer Projektfinanzierungstätigkeit auf Kernbranchen, bei denen sie über besondere Kenntnisse verfügt, und in ausgewählten Regionen, in denen sie vor Ort ansässig ist und Kenntnisse der örtlichen Begebenheiten hat. Das Kreditexposure der HVB Group für Projektfinanzierungen betrug zum 31. Dezember 2003 ca. € 8,0 Mrd.

Globale Flugzeugfinanzierung. Das Kreditgenehmigungsverfahren für Flugzeugfinanzierungen konzentriert sich sowohl auf das jeweilige Flugzeug als auch auf die Bonität des Schuldners. Da Finanzierungen dieser Art tendenziell höhere Beträge betreffen und über einen längerfristigen Zeitraum angelegt sind als beim traditionellen Kreditgeschäft, ist die Qualität und die Verfügbarkeit des Flugzeuges als Sicherheit ein notwendiger Faktor bei der Genehmigungsentscheidung des Konzerns. Der Liquidationswert der Sicherheit wird halbjährlich aktualisiert und beruht auf Marktwerten, die unter Verwendung von öffentlich verfügbaren externen Bewertungsmaßstäben ermittelt werden. Vom Marktwert werden je nach Flugzeugtyp 15 % bis 20 % abgezogen. Angesichts der Besonderheit dieses Geschäfts hat der Konzern spezielle Expertise in diesem Bereich entwickelt. Das Kreditexposure der HVB Group für globale Flugzeugfinanzierungen betrug zum 31. Dezember 2003 ca. € 1,7 Mrd.

Internes Ratingsystem der HVB Group

Allgemeine Informationen. Das interne Ratingsystem der HVB Group dient mehreren Zwecken: der Beurteilung der Kreditwürdigkeit eines Kunden; der frühzeitigen Erkennung von Risiken, so dass geeignete präventive Maßnahmen eingeleitet werden können; der Abbildung des Risikoprofils des Konzernportfolios und der Berechnung von Standard-Risikokosten sowie Value-at-Risk-Kosten. Das System teilt die Schuldner und Transaktionen (wie Projektfinanzierungen) in zehn Ratingklassen ein und wird für alle Firmenkunden, Finanzinstitute, Immobilienkunden und Geschäfts- und Privatkunden von der HVB Group und ihren Bankentöchtern konzernweit genutzt. Bestimmte Kunden, wie z.B. supranationale oder staatliche Institutionen, werden nicht in Ratingklassen eingeteilt, da der Konzern sie als kreditrisikofrei betrachtet. Die BA-CA Gruppe verfügt über nachstehend erläuterte eigene Ratingsysteme, deren Ergebnisse aber durch die Verwendung der konzernweit einheitlichen Masterskala mit den in der HypoVereinsbank ermittelten Ratings vergleichbar sind.

Mit dem Rating wird die erwartete Fähigkeit des Schuldners zur Rückzahlung der Kreditsumme bewertet und festgelegt. Jeder Transaktion wird eine erwartete Ausfallwahrscheinlichkeit und ein erwarteter Verlust zugeordnet. Der "erwartete Verlust", der neben der erwarteten Ausfallwahrscheinlichkeit den Wert der Sicherheiten und die Verlustquote bei Ausfall berücksichtigt, entspricht dem durchschnittlichen Verlust, der innerhalb der nächsten zwölf Monate bei der Transaktion auf Basis der Ratingbewertung und der bisherigen Verlusterfahrungen der HVB Group zu erwarten ist, und wird als Prozentsatz des Kreditexposures ausgedrückt. In einem zweiten Schritt wird die Höhe des unerwarteten Verlusts (potenzieller Verlust, der über den auf Basis der erwarteten Ausfallwahrscheinlichkeit angenommenen Verlust hinausgeht) ermittelt. Hierzu wird eine Value-at-Risk-Methode angewendet, die Aufschluss über die negative Abweichung des potenziellen Verlusts vom erwarteten Verlust innerhalb eines Jahres gibt (mit einem Sicherheitsniveau von 99,0 % für das Jahr 2003 und einem Sicherheitsniveau von 99,95 % ab dem Jahr 2004, jeweils auf der Grundlage einer einjährigen Haltedauer). Der erwartete Verlust und die Kosten für das regulatorische und ökonomische Kapital werden in die Preisgestaltung der HVB Group einkalkuliert. Der Wert der Sicherheiten beeinflusst zwar nicht das Rating, wirkt sich jedoch auf die Berechnungen des erwarteten Verlusts und des unerwarteten Verlusts aus.

Nach Abschluss des Bewertungsvorgangs wird die erwartete Ausfallwahrscheinlichkeit anhand einer numerischen Ratingskala von "1" bis "10/Z" (jeweils mit Unterklassen) dargestellt. In der nachstehenden Tabelle sind die zehn Ratingklassen, ihre Definition, die diesen Ratingklassen zugeordneten erwarteten Ausfallwahrscheinlichkeiten und die Ratingklassen der führenden unabhängigen Ratingagenturen, deren langfristige Durchschnittswerte den erwarteten Ausfallwahrscheinlichkeiten weitestgehend entsprechen, aufgeführt. Die HVB Group nutzt diese Masterskala konzernweit.

Rating-klasse der HVB Group	Definition	Erwartete Ausfall-wahrscheinlichkeit	Vergleichbar mit Standard & Poors	Vergleichbar mit Moodys Rating
1	Ausgezeichnet	0,03 %	AA	Aa2
2	Sehr gut	0,08 %	A	A2
3	Gut	0,23 %	BBB	Baa2
4	Eher gut	0,65 %	BB+	Ba1
5	Befriedigend	1,43 %	BB	Ba2
6	Eher schwach	3,15 %		
7	Schwach	6,92 %		
8	Sanierung (ohne Wertberichtigung auf Forderung)	15,20 %	CCC	C
9	Sanierung (mit Wertberichtigung auf Forderung)	Ausfall	D, SD	D, SD
10/Z	Abwicklung	Ausfall	D, SD	D, SD

Kredite, die in die Ratingklasse 8, 9 oder 10 eingestuft sind, werden dem Kreditsanierungsmanagement zugewiesen. Risiken mit der Ratingklasse 7 lösen eine erhöhte interne Berichtspflicht und häufigeren Kundenkontakt aus. Die Kredite werden auf die interne Watch-List der HVB Group gesetzt und somit als potenzielle Problemkredite eingestuft.

Die Ratingklasse 8 besteht aus Krediten an Kunden, für welche noch keine Wertberichtigung vorgenommen wurde, wofür die HVB Group jedoch in der jeweiligen Sanierungseinheit Maßnahmen zur Sanierung bzw. Kreditrückzahlung getroffen hat. Bei den Kunden dieser Klasse liegt das Ziel in der Betriebsfortführung des Kreditnehmers.

Die Ratingklassen 9 und 10 bestehen aus Krediten an Kunden, für welche Wertberichtigungen auf Forderungen vorgenommen wurden, oder aus Krediten, deren Sicherheiten verwertet werden oder die der Konzern teilweise abgeschrieben hat. Die Ratingklasse 10 umfasst die Kredite und Forderungen, die auf Grund der verschlechterten Wirtschaftslage des Kunden fällig gestellt wurden. Dazu gehören Kunden in einem Inkasso-, Liquidations- oder Insolvenzverfahren.

Um die Wirksamkeit ihrer Ratingverfahren zu analysieren, vergleicht die HVB Group die erwarteten Ausfallwahrscheinlichkeiten der verschiedenen Klassen ihres Kreditportfolios mit den tatsächlichen

Verlustquoten und Ausfallwahrscheinlichkeiten, die von den wichtigsten Ratingagenturen veröffentlicht werden. Auf diese Weise kann der Konzern jährlich die Leistung seiner Beurteilungssysteme anhand einer großen Bandbreite von Instrumenten bewerten.

In der nachstehenden Tabelle ist das Kreditexposure der HVB Group in der jeweiligen Ratingklasse aufgeführt. Für das Jahr 2002 wird das gesamte Kreditexposure auf Pro-forma-Basis dargestellt, so, als hätte die Abspaltung der Hypo Group zum 1. Januar 2002 stattgefunden. Eine Erläuterung des Unterschiedes zwischen Kreditvolumen und Kreditexposure enthält der Abschnitt "—Kreditvolumen und Kreditexposure."

	Kreditexposure [1]			
	Zum 31. Dezember			
Ratingklasse der HVB Group	2003		2002 (pro forma)[2]	2002 (tatsächlich)
	(ungeprüft, in Mio. €)	(in %)	(ungeprüft, in Mio. €)	(ungeprüft, in Mio. €)
1	21.924	5,9	35.544	35.704
2	55.393	15,0	57.719	58.966
3	59.723	16,1	56.779	65.719
4	65.151	17,6	94.019	126.578
5	49.252	13,3	43.130	55.108
6	25.090	6,8	29.004	33.277
7	10.004	2,7	11.389	13.988
8	6.760	1,8	7.490	12.660
9	15.004	4,1	17.844	19.810
10/Z	10.551	2,9	10.400	11.359
Geratetes Kreditexposure insgesamt	318.852	86,2	363.318	433.169
ARF[3]	34.466	9,3	35.548	66.366
Nicht geratet[4]	16.794	4,5	18.833	47.124
Kreditexposure insgesamt	370.112	100,0	417.699	546.659

(1) Das Kreditexposure unterscheidet sich vom Kreditvolumen. Siehe "—Kreditvolumen und Kreditexposure". Kontrahentenrisiken sind in diesen Zahlen nicht enthalten.

(2) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

(3) Adressrisikofrei. Hierunter fallen Kreditnehmer und Emittenten, wie z.B. supranationale und staatliche Institutionen, die die HVB Group als kreditrisikofrei betrachtet.

(4) Umfasst Kreditnehmer, die technisch noch nicht im internen Ratingsystem des Konzerns erfasst sind oder für die kein Ratingverfahren existiert (z.B. Organisationen ohne Erwerbszweck).

Das Kreditexposure der HVB Group in den Ratingklassen 8 bis 10 beträgt zum 31. Dezember 2003 € 32.315 Mio. und teilt sich wie folgt auf die Geschäftsfelder auf:

Geschäftsfeld	Exposure in Ratingklassen 8-10 (ungeprüft, in Mio. €)	Exposure in Ratingklassen 8-10 (ungeprüft, in %)
Deutschland	17.345	54
Corporates & Markets	6.326	20
Österreich und CEE	3.912	12
WIM	2.200	7
Sonstige	2.531	7

Für das Geschäftsfeld Deutschland der HypoVereinsbank ergibt sich zum 31. Dezember 2003 für die Ratingklassen 8 – 10 folgende Abschirmung durch Sicherheiten und Risikovorsorgebestand:

	Ratingklasse 8	Ratingklasse 9	Ratingklasse 10	Summe Ratingklasse 8-10
Exposure (ungeprüft)	€ 2.887 Mio.	€ 7.107 Mio.	€ 5.449 Mio.	€ 15.443 Mio.
Rest-Blanko[1]	34,4 %	17,9 %	6,3 %	16,9 %
Abschirmung durch Sicherheiten[1]	65,6 %	53,2 %	42,2 %	51,7 %
Abschirmung durch Risikovorsorgebestand[1]	—	28,9 %	51,5 %	31,5 %

(1) Jeweils in Prozent des Exposures.

Die Höhe der gebildeten Risikovorsorge in den Ratingklassen 9 und 10 bemisst sich nach den erwarteten Forderungseingängen und den Erlösen aus der Sicherheitenverwertung.

Die HVB Group wendet unterschiedliche Ratingmodelle für die verschiedenen Arten von Kreditnehmern und Transaktionen an. Das Resultat dieser Modelle ist ein Rating, das die erwartete Ausfallwahrscheinlichkeit innerhalb der folgenden 12 Monate wiedergibt. Die Anwendung der Ratingmodelle basiert auf einer internen Kundeneinteilung, die sich weitestgehend mit den Risikoklassen von Basel II deckt. Obwohl Basel II noch nicht in Kraft getreten ist, geht die HVB Group davon aus, dass sich keine wesentlichen Änderungen für ihr Ratingsystem ergeben werden. Eine Erläuterung der Basel II-Anforderungen ist im Abschnitt "Regulierung und Aufsicht" enthalten.

Rating von mittelständischen Firmenkunden in Deutschland. Grundsätzlich beruht das Rating der HVB Group von Firmenkunden in Deutschland auf einer Analyse der Informationen über die Finanzlage des Kunden, bei der eine von fünf statistischen Modellen (abhängig von der Branche und Größe des Unternehmens) verwendet und die Qualität der Bilanz berücksichtigt wird. Auf die Finanzanalyse entfallen 70 % der für das endgültige Rating maßgeblichen Gewichtung. Die übrigen 30 % des endgültigen Ratings werden über eine Checklist-Analyse der allgemeinen Geschäftslage des Schuldners bestimmt. Diese Checkliste enthält Faktoren wie Branchensituation und -aussichten, Geschäftswachstum, Qualität der Geschäftsführung, Abhängigkeit von Zulieferbetrieben, Produktions- und technischer Stand und das wirtschaftliche Umfeld. Um eine konsistente Beurteilung zu gewährleisten, bestehen für jedes Kriterium detaillierte Richtlinien, die aber auch einzelfallbezogene Beurteilungsspielräume zulassen.

Neben dem internen Ratingsystem verfügt die HVB Group über ein "Branchen-Rating" für Firmenkunden, anhand dessen zusätzliche Regeln für das Kreditgeschäft aufgestellt werden. Das "Branchen-Rating" spiegelt Branchenrisiken wider und dient als Bewertung für den Bereich "Branchenaussichten" innerhalb der vorstehend beschriebenen Checkliste-Analyse.

Die BA-CA Gruppe verwendet für die Beurteilung der Finanzinformationen ihrer Kunden ähnliche statistische Modelle, die auf der Grundlage des Portfolios der BA-CA Gruppe entwickelt wurden. Auf die Finanzanalyse entfallen je nach Größe des Kreditnehmers zwischen 55 % und 75 % der für die Beurteilung der Kundenbonität maßgeblichen Gewichtung. Der übrige Teil des endgültigen Ratings wird durch eine ähnliche, wie auch bei der HVB Group als Ganzes verwendete, Checklist-Analyse bestimmt.

Rating von multinationalen Firmenkunden. Das Rating der HVB Group von internationalen und deutschen multinationalen Firmenkunden erfolgt auf Grundlage einer Checklist-Analyse, die die Finanzinformationen, die Geschäftsführung, die Marktstellung sowie spezielle und makroökonomische Risiken (je nach Länder-Rating des Hauptgeschäftsgebietes) des Kreditnehmers bewertet. Das Transferrisiko wird hierbei allerdings nicht berücksichtigt und geht an anderer Stelle in die Risikorechnung ein. Es existieren Bewertungsrichtlinien für die Beurteilung der einzelnen Kriterien. In der zweiten Jahreshälfte 2004 beabsichtigt der Konzern das derzeit angewandte Ratingsystem durch eine neue Version zu ersetzen. Dieses wird die Finanzinformationen der Kunden anhand eines Kennzahlen-Systems, mit dem aus den Finanzdaten eines jeden Kunden eine Ratingagentur-Beurteilung prognostiziert wird, analysieren. Die zugrunde liegenden statistischen Modelle sind vergleichbar mit denen, die auf mittelständische Firmenkunden angewendet werden.

Rating bei Projektfinanzierung. Das Rating der HVB Group bei Projektfinanzierungen basiert auf einer Checklist-Analyse, die mit S&P als externem Berater entwickelt wurde. Die Checkliste beurteilt das Anteilseignerrisiko, das operationale Risiko und das spezielle Risiko sowie den zukünftigen Cashflow des Projekts. Das Konstruktionsrisiko wird als weiterer Faktor während der Aufbauphase des Projekts herangezogen. Es existieren Bewertungsrichtlinien für die Beurteilung der einzelnen Kriterien. Neben fest vorgegebenen Kriterien können in einzelnen Fällen bestimmte außergewöhnliche Risiken, wie z.B. ein hohes politisches Risiko, oder Faktoren, die das Risiko mindern, wie z.B. Barreserven oder Versicherungsschutz, berücksichtigt werden.

Rating von Immobilienkunden. Grundsätzlich wendet die HVB Group ihre Ratingmodelle für Immobilienkunden auf alle Kunden an, deren Erträge primär aus dem Immobiliengeschäft stammen. Für private/gewerbliche Immobilieninvestoren, Bauträger und Wohnungsbaugesellschaften existieren unterschiedliche Ratingmodelle. Die Ratingmodelle für Immobilien-Investoren und Bauträger unterscheiden zwischen privaten Immobilienkunden, die keine Jahresabschlüsse erstellen, und gewerblichen Immobilienkunden, die Jahresabschlüsse erstellen.

Das Ratingmodell für gewerbliche Immobilienkunden umfasst eine Bewertung des Jahresabschlusses und eine Checklist-Analyse der Geschäftsführung, Erfahrung, vorhandener Kontrollsysteme und Liquidität des Kunden sowie Kennzahlen, die die Qualität und die Diversifizierung des Immobilienportfolios der HVB Group sicherstellen sollen. Es existieren Bewertungsrichtlinien für die Beurteilung der einzelnen Kriterien. Das Ratingmodell für private Immobilienkunden bewertet neben den vorstehend beschriebenen Kriterien auch noch das Privatvermögen des Kunden.

2004 begann die BA-CA Gruppe für ihre Immobilienportfolios ein neues Ratingsystem einzuführen, das eine transaktions- und eine kundenorientierte Vorgehensweise miteinander verbindet. Um die Transaktion zu bewerten, benutzt die BA-CA Gruppe eine qualitative Scorecard sowie eine Monte-Carlo-Simulation des erwarteten Cashflows der Transaktion, um die Auswirkungen makroökonomischer Faktoren auf das Projekt zu bestimmen. Der Kunde wird anhand unterschiedlicher quantitativer und qualitativer Scorecards bewertet.

Das neue Ratingsystem wurde für mehrere Arten von Immobilienkunden und –transaktionen in Österreich und Zentral- und Osteuropa eingeführt. Die BA-CA Gruppe benutzt für die Teile ihres Immobilienportfolios, die noch nicht dem neuen System unterliegen, eine abgewandelte Version ihres Beurteilungsverfahrens für Firmenkunden.

Rating und Scoring von Geschäftskunden und Kleinunternehmen. Für die Beurteilung von Geschäftskunden und Kleinunternehmen, für die der/die Eigentümer persönlich in vollem Umfang haften und die Jahresabschlüsse entweder in Form von Bilanz und Gewinn- und Verlustrechnung oder Einnahmenüberschussrechnung erstellen, wendet die HVB Group je nach Größe und Art des Risikos unterschiedliche Rating- und Scoringmodelle an. Einnahmenüberschussrechnungen werden in der Regel von Angehörigen der medizinischen Berufe, Rechtsanwälten und freiberuflich tätigen Kunden erstellt.

Kreditnehmer im Standardkreditgeschäft (Definition siehe —"Besondere Kreditgrundsätze", Privatkunden, Geschäftskunden und Kleinunternehmen) werden von der HVB Group mit einem automatischen Scoring-System beurteilt, welches auf einem statistischen Modell unter Verwendung von konzerninternen Daten beruht. Das System ermittelt auf Basis bestimmter Kriterien sowie deren Verhältnis zueinander die erwartete Ausfallwahrscheinlichkeit. Diese Kriterien sind z.B. die Branche, in der der Kunde tätig ist, die Länge der Geschäftsbeziehung zur HVB Group, das Einkommen und die Höhe der ausstehenden Verbindlichkeiten. Die Beurteilung wird nur zu Beginn der Kundenbeziehung, bei Beantragung weiterer Kreditlinien oder bei Auftreten von Warnsignalen, wie z.B. Negativmerkmalen von Auskunfteien durchgeführt.

Für Kreditnehmer im Individualkreditgeschäft (Definition siehe —"Besondere Kreditgrundsätze", Privatkunden, Geschäftskunden und Kleinunternehmen) wendet die HVB Group jeweils eines von zwei Ratingmodellen auf jährlicher Basis an. Ein Modell wird für Kunden verwendet, die Bilanzen und Gewinn- und Verlustrechnungen bereitstellen. Ein ähnliches Modell wird für Kunden verwendet, die Einnahmenüberschussrechnungen bereitstellen. Das Modell für Kunden mit Bilanz und Gewinn- und Verlustrechnung beruht neben einer automatischen Beurteilung des Jahresabschlusses auch auf einer automatischen Beurteilung des gesamten Nettovermögens des Kunden und einer Checklist-Analyse der Qualifikation der Geschäftsführung, seiner Geschäftspläne und -kontrolle, Investitionen und Finanzierungen und seine bisherigen und prognostizierten Einnahmen und Kostenstrukturen. Für die Beurteilung der einzelnen Kriterien existieren Bewertungsrichtlinien. Das Modell für Kunden mit Einnahmenüberschussrechnung bedient sich identischer bzw. analoger Methoden.

Bei Geschäftskunden und Kleinunternehmen mit einem bereits vorhandenen Konto bei der HVB Group wird ein statistisches Verhaltens-Scoringmodell, basierend primär auf den Konteninformationen des Kunden, in das vorstehend beschriebene Rating einbezogen und zudem für die monatliche Überwachung des Kunden benutzt.

Das für Geschäftskunden und Kleinunternehmen bestehende Ratingsystem wird im ersten Halbjahr 2004 durch eine überarbeitete Version ersetzt werden. Die Hauptziele der Überarbeitung sind die Verbesserung der statistischen Trennschärfe des Modells und die Reduzierung des für die Beurteilung notwendigen manuellen Aufwands. Das neue statistische Modell wird gegenwärtig auf der Grundlage von internen Daten entwickelt. Das Rating wird sich auf Finanzdaten konzentrieren und durch eine vereinfachte Checklist-Analyse ergänzt.

Die BA-CA Gruppe verwendet Ratingmodelle für Kleinunternehmen in Österreich und Zentral- und Osteuropa, die auf einer ihrem Ratinginstrument für Firmenkunden ähnlichen Methodik basieren.

Scoring von Privatkunden. Die HVB Group verwendet für Privatkunden, die nicht ausschließlich Verbraucher- oder wohnwirtschaftliche Hypothekenkredite oder die eine Produktmischung nutzen, ein kundenorientiertes Scoringmodell. Für Verbraucherkredite und wohnwirtschaftliche Hypothekenkredite verwendet der Konzern dagegen produktorientierte Scoringmodelle.

Das Scoringmodell für Privatkunden, das unter Verwendung von internen Daten entwickelt wurde, basiert auf Kriterien wie Alter des Kunden, Dauer des Geschäftsverhältnisses zur HVB Group, Einkommen und Höhe der ausstehenden Verbindlichkeiten. Für Kunden mit einem bereits vorhandenen Konto der HVB Group, ist ein statistisches Verhaltens-Scoringmodell, basierend primär auf den Konteninformationen des Kunden, Teil des endgültigen Ratings und wird zudem für die monatliche Überwachung des Kunden benutzt.

Bei Kunden im Standardkreditgeschäft erfolgt das Scoring am Anfang der Kundenbeziehung und bei Anträgen für zusätzliche Kreditlinien. Bei Kunden im Individualkreditgeschäft erfolgt die Beurteilung jährlich auf der Grundlage der aktuellsten Kundendaten.

Ende 2003 führte die BA-CA Gruppe ein Ratingmodell für Privatkunden ein, das die bis dahin benutzten produktspezifischen Scorecards ersetzte. Dieses Ratingmodell beruht auf der Ausfallwahrscheinlichkeit und entspricht nach Einschätzung der BA-CA Gruppe den Basel II-Anforderungen.

Kreditüberwachung

Das gesamte Risiko der HVB Group gegenüber einzelnen Kreditnehmern bzw. Kreditnehmereinheiten wird täglich elektronisch überwacht, um die anwendbare Kompetenzstufe für Kreditgenehmigungen zu ermitteln und die Einhaltung der eingeräumten Kreditlinien und aufsichtsrechtlich vorgeschriebenen Begrenzungen des Kreditengagements zu gewährleisten. Siehe “Risk Report” der HVB Group für das Jahr 2003 und “Regulierung und Aufsicht—Regulierung und Aufsicht in Deutschland.” Ferner werden Informationen der Deutschen Bundesbank und der Österreichischen Nationalbank in Bezug auf die Bank Austria Creditanstalt zur Identifizierung potenzieller Kreditrisiken herangezogen. Nach dem Kreditwesengesetz muss jede deutsche Bank den Gesamtbetrag der an einzelne Schuldner oder Schuldnergruppen ausgereichten Kredite mit einem Volumen von über € 1,5 Mio. der Deutschen Bundesbank quartalsweise melden. Die Gesamtzahlen werden wiederum von der Deutschen Bundesbank an die einzelnen Banken weitergegeben, damit diese Banken über die gesamten bestehenden Risiken anderer Banken in Bezug auf einzelne Schuldner oder Schuldnergruppen unterrichtet sind. Engagements, die 10 % des haftenden Eigenkapitals der HypoVereinsbank übersteigen, werden ebenfalls quartalsweise an die Deutsche Bundesbank gemeldet. Daneben bestehen noch weitere Meldeverpflichtungen an die Deutsche Bundesbank.

Nach dem österreichischen Bankwesengesetz muss jede österreichische Bank (einschließlich der Bank Austria Creditanstalt) monatlich den Gesamtbetrag der Kredite mit einem Gesamtvolumen pro Kunde von über € 350.000 der Österreichischen Nationalbank melden (dabei ist der jeweils höhere Betrag der Kreditlinie oder der ausstehenden Kreditsumme heranzuziehen). Engagements, die 10 % der anrechenbaren Eigenmittel der Kreditinstitutsgruppe übersteigen, müssen ebenfalls an die Österreichische Nationalbank auf monatlicher Basis gemeldet werden.

Die HVB Group aktualisiert und verfeinert die Qualität ihrer Kreditüberwachung ständig, um den Entscheidungsprozess zu beschleunigen und um die Qualität der verfügbaren Informationen zur Erkennung und Bewertung potenzieller Risiken zu verbessern. Das Kreditgeschäft der HVB Group wird von der internen Revisionsabteilung der HVB Group und den externen Wirtschaftsprüfern der HypoVereinsbank regelmäßig überprüft. Im Unternehmens- und Immobilienfinanzierungsbereich überprüft die interne Qualitätsmanagementabteilung der HVB Group regelmäßig die Einhaltung der Kreditvergabeverfahren und schlägt Maßnahmen für die weitere Qualitätsverbesserung in der Kreditanalyse und -überwachung vor.

Risiken des Standardkreditgeschäfts unterliegen einer standardisierten Prüfung. Der vor Ort zuständige Relationship Manager überwacht ungewöhnliche Kontobewegungen und andere Faktoren, welche potenzielle Veränderungen in der Kreditwürdigkeit vermuten lassen. Die Kreditengagements der HVB Group bei Firmenkunden, Immobilienkunden und größeren Privatkunden werden einmal pro Jahr (als Teil der regelmäßigen Aktualisierung der Ratinganalyse durch die HVB Group), bei Stellung eines neuen Kreditantrags vor Ablauf der Jahresfrist bzw. falls sich die Finanzlage des Kunden erheblich verschlechtert, überprüft. Kommunaldarlehen und Kredite an Firmenkunden unterliegen grundsätzlich den gleichen Kreditüberwachungsverfahren. Eine vergleichbare Kreditüberwachung findet auch bei Finanzinstituten statt. Bei ihnen umfassen die Überwachungsverfahren in erster Linie die Überprüfung ihrer Jahresabschlüsse, Ratings und internen Ratings der HVB Group, die jährlich neu überprüft werden.

Darlehen, die Deckungswerte für die öffentlichen Pfandbriefe und Hypothekenpfandbriefe der HVB Group darstellen, werden von der BaFin von Zeit zu Zeit im Rahmen der Aufsicht über das Hypothekenbankgeschäft der HVB Group geprüft. In Bezug auf die Bank Austria Creditanstalt werden diese Darlehen außerdem von dem durch das österreichische Bundesamt für Finanzen bzw. durch die österreichische Finanzmarktaufsichtbehörde bestellten Treuhänder der Pfandbriefbesitzer von Zeit zu Zeit im Rahmen der Aufsicht des Hypothekenbankgeschäfts der Bank Austria Creditanstalt geprüft. Diese Prüfungen umfassen eine Untersuchung des aktuellen Status der neu in die Deckungsmasse eingestellten Darlehen, der verwendeten Bewertungsmethoden und der Übereinstimmung des Vermögensbestands mit den gesetzlichen Anforderungen.

Überwachung der Ratingklassen. Die laufende Überwachung der Kundenbonität durch die HVB Group erfolgt mittels verschiedener automatisierter Systeme, wie z.B. der computergestützten Kontoüberwachung. Die HVB Group verfügt zudem über ein bei Firmen- und Privatkunden verwendetes automatisches Frühwarnsystem, welches die Kreditqualität der Kunden auf der Grundlage von spezifischen Indikatoren überprüft.

Die Ratingklassen werden grundsätzlich jährlich oder bei Bedarf häufiger überprüft. Im Falle von Hypothekendarlehen, die in das Standardkreditgeschäft der HVB Group fallen, wird die Kundenbonität nur bei der Bereitstellung des Kredits bewertet und wird nur im Falle von Zahlungsproblemen weiter überprüft. In diesen Fällen oder falls die monatlichen “Frühwarnsignale” wie verspätete Zahlungen auf Teilzahlungskredite oder Überschreitungen vereinbarter Überziehungslimits darauf hinweisen, dass der Kunde zahlungsunfähig werden könnte, ist eine Kreditüberprüfung zur Anpassung der Bedingungen und der Sicherheiten erforderlich.

Problemkreditverfahren. Fällt die Bonität eines Kunden infolge der vorstehend beschriebenen Prüfungen auf die Ratingklasse 7, wird dieser Kunde auf die interne Watch-List der HVB Group gesetzt. Darüber hinaus können Kunden auch aus anderen Gründen auf die Watch-List gesetzt werden, beispielsweise wenn ein

Problem die gesamte Branche bei Firmenkunden betrifft, oder ein gewerblicher Darlehensnehmer negative Betriebsergebnisse mit außerordentlichen Erträgen ausgleicht oder bei Privatkunden Zahlungen zu spät erfolgen oder Kreditlinien über längere Zeiträume voll in Anspruch genommen werden.

Ein Kunde, der auf die Watch-List gesetzt wird, wird genauen Prüfungen und intensiver Überwachung unterzogen, damit die HVB Group eine Strategie für den Umgang mit diesem Kundenengagement entwickeln kann. Zunächst bleibt das Kreditexposure in der Betreuung des zuständigen Mitarbeiters. Sollte sich innerhalb eines Jahres keine Verbesserung des Kreditexposures ergeben oder gar weitere Warnhinweise hinzukommen, wird eine Sanierungseinheit von dem Kreditrisiko unterrichtet, die sich daraufhin aktiv an der weiteren Betreuung beteiligt. Gibt es Anzeichen, dass das Kreditrisiko möglicherweise zu einem teilweisen oder vollständigen Kreditausfall führen könnte, wird die Ratingklasse des Schuldners auf Stufe 8 herabgesetzt und die Zuständigkeit für das Kreditrisiko an die Sanierungseinheit übertragen. Eine solche Übertragung findet in der Regel vor Bildung einer Wertberichtigung auf Forderungen statt.

Beschließt die HVB Group, das Darlehen zu kündigen und/oder die Sicherheiten zu verwerten oder wird ein Insolvenzverfahren über das Vermögen eines Kunden eröffnet, überträgt die Sanierungseinheit die Zuständigkeit für das Darlehen an die Abwicklungseinheit, nachdem sie eine Nachfolge-Risikomeldung erstellt hat. Die Abwicklungseinheit wird versuchen, die auf das Darlehen ausstehenden Beträge einzuziehen, insbesondere durch die Verwertung von Sicherheiten.

Besondere Kreditgenehmigungen für Sanierungs-/Abwicklungstransaktionen werden von den zuständigen Mitgliedern der Sanierungs-/Abwicklungseinheit erteilt, die die Genehmigungsbefugnis über derartige Darlehen besitzt. Im Falle von Transaktionen mit einem Volumen von bis zu € 25 Mio. verfügt der Leiter der für die jeweilige Transaktion zuständigen Sanierungseinheit über die Genehmigungsbefugnis. Der Leiter Sanierung hat die Genehmigungsbefugnis für alle Transaktionen zwischen € 25 Mio. und € 100 Mio. Für Transaktionen, die ein Volumen von € 100 Mio. übersteigen, ist eine Genehmigung vom Kreditausschuss des Konzerns erforderlich.

Wenn ein Kredit saniert wird, wird die Ratingklasse des Schuldners wieder heraufgesetzt und der Kredit nicht länger von der Sanierungs- oder Abwicklungseinheit betreut. Wird dieser erneut zu einem potenziellen oder tatsächlichen Problemkredit, wird die Zuständigkeit wieder an die Überwachungseinheit und gegebenenfalls an die Sanierungs- bzw. Abwicklungseinheit übertragen.

Wertberichtigungen auf Forderungen im Kreditgeschäft. Eine Wertberichtigung auf Forderungen wird vorgenommen, wenn, in vernünftigem Ermessen des für diese Feststellung zuständigen Mitarbeiters, ein teilweiser oder vollständiger Kreditausfall erwartet wird. Wertberichtigungen auf Forderungen werden für alle Kredite in den Ratingklassen 9 und 10 vorgenommen. Dies ist beispielsweise der Fall, wenn sich die Finanzlage des Kunden erheblich verschlechtert, wenn der Kunde fortlaufend mit fälligen Zahlungen in Verzug gerät, insbesondere nach einem vereinbarten Sanierungsplan, oder wenn ein Insolvenzverfahren über das Vermögen des Kunden eröffnet wurde. Die Höhe der Wertberichtigungen auf Forderungen der HVB Group wird einzelfallbezogen auf der Grundlage einer Analyse des Gesamtausfallrisikos vorgenommen, wobei alle erheblichen Umstände, insbesondere der Wert der Sicherheiten, die Finanzlage des Darlehensnehmers und die Art des Kredits, berücksichtigt werden. Für Problemkredite mit einem Betrag von höchstens € 250.000 oder, im Falle von Krediten, die von der Bank Austria Creditanstalt gehalten werden, von € 500.000, werden pauschalisierte Einzelwertberichtigungen durchgeführt. Nähere Informationen zu den Rechnungslegungsgrundsätzen des Konzerns in Bezug auf Wertberichtigungen auf Forderungen enthält der Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Wesentliche Bilanzierungs- und Bewertungsmethoden—Kreditrisikovorsorge."

Entscheidungen über die Erforderlichkeit von Wertberichtigungen werden von den zuständigen Mitarbeitern der Sanierungs-/Abwicklungseinheit getroffen, die die Genehmigungsbefugnis dafür besitzen. Im Falle von Wertberichtigungen auf Forderungen mit einem Volumen von bis zu € 1,5 Mio. verfügt der Leiter der Abwicklungseinheit, der für die entsprechende Transaktion zuständig ist, über die Genehmigungsbefugnis. Der Leiter Sanierung hat die Genehmigungsbefugnis für alle Wertberichtigungen zwischen € 1,5 Mio. und € 5,0 Mio. Für Wertberichtigungen auf Forderungen, die über € 5,0 Mio. hinausgehen, ist eine Genehmigung vom Risikokomitee des Konzerns erforderlich.

Die Risiken im Kreditportfolio, einschließlich Konzentrationen, werden fortlaufend überwacht. Rückstellungen werden im Allgemeinen aufgelöst, wenn die wirtschaftlichen oder kreditbezogenen Bedingungen, die ihre Bildung veranlasst haben, nicht mehr gegeben sind. Neben den Rückstellungen für einzelne Problemkredite nimmt die HVB Group auch Rückstellungen für latente Risiken aus dem gesamten Kreditportfolio (unter Rückstellungen für latente Risiken) sowie für spezifische Risikobereiche wie z.B. Länderrisiken vor.

Auflaufende Zinsen und Abschreibungen. Die HVB Group stellt Problemkredite zinslos, sobald ein Insolvenzverfahren über das Vermögen des Kunden eröffnet worden ist. Bei sämtlichen anderen Problemkrediten (d. h. Kredite mit einer Ratingklasse von 8 oder schlechter) entscheidet die

Geschäftsführung, ab welchem Zeitpunkt keine Zinsen mehr gebucht werden sollen. In jedem Fall werden aufgelaufene aber nicht bezahlte Zinsen Ende jeden Jahres kapitalisiert. Die HVB Group lässt keine Zinsen mehr auflaufen, wenn es sehr wahrscheinlich ist, dass diese Zinsen nicht gezahlt werden. Diese Zinsen werden als Einnahmen nur in der Höhe verbucht, in der sie tatsächlich gezahlt werden. Wird festgestellt, dass bereits aufgelaufene Zinsen nicht gezahlt werden, wird eine Wertberichtigung vorgenommen, und die aufgelaufenen Zinsen werden schließlich abgeschrieben, wenn sie fällig gestellt und nicht gezahlt wurden. Im Falle von aufgelaufenen Zinsen, die bereits überfällig sind, werden die aufgelaufenen Zinsen dann abgeschrieben, wenn festgestellt wird, dass keine Zahlung mehr erfolgt.

Nach Abschluss des Abwicklungsverfahrens wird der noch ausstehende Betrag des Kredits abgeschrieben und in der Regel ein Erinnerungskonto für eine etwaige Rückgewinnung eingerichtet. In seltenen Fällen (z.B. Tod des Darlehensnehmers) kann ein Darlehen ohne vorherige Wertberichtigung auf Forderungen abgeschrieben werden. Ein Erinnerungskonto wird nur eingerichtet, wenn ungeachtet der Tatsache, dass das Einzugsverfahren ganz oder teilweise erfolglos war, es jedoch wahrscheinlich ist, dass von dem Kreditnehmer innerhalb der nächsten vier bis sechs Jahre weitere Zahlungen eingezogen werden können.

Zinslos gestellte Kredite

Die nachfolgende Tabelle zeigt die Höhe der zinslos gestellten Forderungen der HVB Group wie sie zu den angegebenen Bilanzstichtagen ausgewiesen wurde und zum 31. Dezember 2002 auf einer Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

	Zum 31. Dezember			
	2003	2002 (pro forma)[1]	2002 (tatsächlich)	2001
Zinslos gestellte Kredite				
Zinslos gestellte Kredite (in Mio. €)	13.886	12.581	14.694	12.929
Als Prozentsatz des Kreditvolumens	4,10 %	3,35 %	3,01 %	2,57 %
Deckungsquote der zinslos gestellten Kredite (Coverage Ratio)[2]	86 %	101 %	97 %	99 %

(1) Pro forma, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
(2) Risikovorsorgebestand (Wertberichtigungen auf Forderungen an Kreditinstitute und Kunden und Rückstellungen im Kreditgeschäft) als Prozentsatz der zinslos gestellten Kredite (beinhalten keine Geldanlagen).

Der Zinsausfall aufgrund zinslos gestellter Kredite betrug im Jahr 2003 insgesamt € 581 Mio., im Jahr 2002 € 647 Mio. (pro forma) bzw. € 729 Mio. (tatsächlich) und im Jahr 2001 € 696 Mio. Dies entsprach einem tatsächlichen Rückgang im Jahr 2003 von € 148 Mio. bzw. 20,3 % und einem Anstieg von € 33 Mio. (tatsächlich) bzw. 4,7 % im Jahr 2002. In 2003 setzte sich der Anstieg der zinslos gestellten Kredite fort (von € 12.581 Mio. (pro forma) um € 1.305 Mio. auf € 13.886 Mio.). Dafür sind hauptsächlich Steigerungen bei den Zinslosstellungen der HypoVereinsbank und der Bank Austria Creditanstalt verantwortlich. Die zinslos gestellten Kredite der Bank Austria Creditanstalt stiegen im Jahr 2003 von € 2.592 Mio. um € 788 Mio. auf € 3.380 Mio. Bei der HypoVereinsbank resultierte der Anstieg von € 8.526 Mio. um € 902 Mio. auf € 9.428 Mio. im Wesentlichen aus Zinslosstellungen im Hypothekenbankgeschäft.

Die nachfolgende Tabelle zeigt eine Aufgliederung der zinslos gestellten Kredite der HVB Group nach Geschäftsfeldern sowie die Deckungsquote dieser Kredite wie sie zu den angegebenen Bilanzstichtagen ausgewiesen wurde und zum 31. Dezember 2002 auf einer Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Die Pro-forma-Daten für 2002 wurden angepasst, um die Tatsache wiederzugeben, dass entgegen der im Konzernabschluss 2002 der HVB Group getroffenen Annahmen (die in dieser Tabelle bei den Daten für 2002 (tatsächlich) berücksichtigt sind, wobei die Hypo Group als einzustellender Bereich ausgewiesen war) die Übertragung bestimmter Kreditportfolios an die Hypo Real Estate Group in Verbindung mit der Abspaltung in synthetischer und nicht in physischer Form erfolgte und um die tatsächliche Kapitalausstattung der Hypo Group zu berücksichtigen. Siehe "—Das Kreditvolumen nach Geschäftsfeldern", "Ausgewählte statistische Angaben—Ausgewählte statistische konsolidierte Angaben—Ausgewählte statistische Angaben nach Geschäftsfeldern" und "Pro-forma-Finanzinformationen—Einleitung." Die Deckungsquote wird im Abschnitt "—Risikovorsorgebestand" beschrieben. Angaben auf der Grundlage des durchschnittlichen Kreditvolumens stehen nicht zur Verfügung, da der Konzern für die Zwischenberichte nicht die vollständigen Bilanzdaten für seine Geschäftsfelder erstellt.

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu[1]	Hypo Group[2]	Konsolidierung	HVB Group
Zinslos gestellte Kredite nach Geschäftsfeldern									
Zinslos gestellte Kredite (in Mio. €)									
Zum 31. Dezember									
2003	6.434	3.458	2.391	1.554	49	13.886	—[3]	—[3]	—[3]
2002 (pro forma)[4]	4.982	2.430	2.930	2.156	83	12.581	—	—	—
2002 (tatsächlich)[5]	4.982	2.430	2.930	2.156	83	12.581	2.113	—	14.694
2001	4.676	2.424	1.302	2.964	280	11.646	1.283	—	12.929
Coverage Ratio (in %)[6]									
Zum 31. Dezember									
2003	87	102	73	55	—	86	—[3]	—[3]	—[3]
2002 (pro forma)[4]	105	147	79	66	—	101	—	—	—
2002 (tatsächlich)[5]	105	147	79	66	—	101	71	—	97
2001	90	141	139	73	—	101	81	—	99

(1) Pro forma.
(2) Einzustellender Bereich vor Abspaltung.
(3) Die Abspaltung ist am 29. September 2003 mit Spaltungsstichtag zum 1. Januar 2003 erfolgt.
(4) Pro forma, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
(5) Die Angaben zu den Geschäftsfeldern für das Jahr 2002 wurden soweit erforderlich angepasst, um diese Angaben mit den Angaben zu den Geschäftsfeldern für das Jahr 2003 vergleichen zu können. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."
(6) Risikovorsorgebestand (Wertberichtigungen auf Forderungen an Kreditinstitute und Kunden und Rückstellungen im Kreditgeschäft) als Prozentsatz der zinslos gestellten Kredite (beinhalten keine Geldanlagen).

Kreditrisikovorsorge (Gewinn- und Verlustrechnung)

Die Kreditrisikovorsorge besteht aus Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft und umfasst Einzelrisiken, Länderrisiken und die nicht einzeln identifizierbaren latenten Risiken, inklusive Berücksichtigung von Erträgen aus der Auflösung von Wertberichtigungen auf Forderungen bzw. Rückstellungen im Kreditgeschäft sowie Eingänge auf abgeschriebene Forderungen. Bei dem Kreditausfallrisiko handelt es sich um das von den vorstehend beschriebenen Verfahren bewertete Risiko.

Die Einzelrisiken sind definiert als die möglichen Verluste aus dem Ausfall oder der verschlechterten Bonität eines Kontrahenten. Die Länderrisiken sind definiert als Risiken aus Ausleihungen in Ländern mit akutem Transferrisiko oder aus Bürgschaftsverpflichtungen mit vergleichbarem Risiko. In die Länderwertberichtigung bezieht die HVB Group neben umgeschuldeten Krediten weitere Finanzkredite (Laufzeiten über einem Jahr) ein. Latente Risiken sind als allgemeine Risiken definiert, die dem Darlehensportfolio als Ganzes innewohnen, also Risiken, die im Einzelfall noch nicht konkretisiert sind, die jedoch aufgrund von Erfahrungswerten der HVB Group zu Kreditausfällen führen können. Latenten Kreditrisiken tragen wir durch die Bildung von Pauschalwertberichtigungen Rechnung, die wir auf der Grundlage historischer Ausfallquoten unter Berücksichtigung des wirtschaftlichen Umfeldes und aktueller Ereignisse bemessen.

Die nachfolgende Tabelle fasst die Kreditrisikovorsorge für die HVB Group wie sie für die angegebenen Zeiträume ausgewiesen wurde und zum 31. Dezember 2002 auf einer Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei, zusammen.

	Geschäftsjahr			
	2003	2002 (pro forma)[1]	2002 (tatsächlich)	2001
	(in Mio. €)			
Kreditrisikovorsorge				
Zuführungen:				
Wertberichtigungen auf Forderungen	3.597	4.458	4.975	3.803
Rückstellungen im Kreditgeschäft	191	260	260	140
Zuführungen insgesamt	3.788	4.718	5.235	3.943
Darunter:				
Einzelrisiken	*3.409*	*4.512*[2]	*5.007*	*3.660*
Länderrisiken	*13*	*48*[2]	*48*	*148*
Latente Risiken	*366*	*158*[2]	*180*	*135*
Auflösungen:				
Wertberichtigungen auf Forderungen	(1.157)	(1.179)	(1.188)	(1.454)
Rückstellungen im Kreditgeschäft	(191)	(149)	(149)	(258)
Auflösungen insgesamt	(1.348)	(1.328)	(1.337)	(1.712)
Darunter:				
Einzelrisiken	*(1.294)*	*(996)*[2]	*(1.023)*	*(1.518)*
Länderrisiken	*(14)*	*(189)*[2]	*(189)*	*(57)*
Latente Risiken	*(40)*	*(143)*[2]	*(125)*	*(137)*
Eingänge auf abgeschriebene Forderungen	(127)	(98)	(101)	(157)
Nettozuführungen zur Risikovorsorge	2.313	3.292	3.797	2.074

(1) Pro forma, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
(2) Ungeprüft.

Im Konzern reduzierte sich 2003 die Kreditrisikovorsorge im Vergleich zu 2002 (pro forma) um € 979 Mio. bzw. 29,7 %. Dabei waren im Geschäftsjahr 2003 trotz der schlechten konjunkturellen Rahmenbedingungen des Jahres 2003 und des weiteren Anstiegs der in- und ausländischen Insolvenzen geringere Zuführungen (- € 930 Mio., davon HypoVereinsbank € 872 Mio.) zur Kreditrisikovorsorge notwendig, da im Vergleich zum Vorjahr die HVB Group insbesondere vom Ausfall großer Einzeladressen weitgehend verschont blieb.

Der Konzern hat die Kreditrisikovorsorge im Jahr 2002 im Vergleich zum Vorjahr um € 1.723 Mio. bzw. 83,1 % erhöht. Das höhere Niveau der Kreditrisikovorsorge spiegelte die sich verschlechternde Wirtschaftslage, das Engagement des Konzerns bei größeren Konkurs- und Sanierungsfällen, schwierige Bedingungen für ihre kleinen und mittelständischen Firmenkunden, die anhaltende Schwäche in der Immobilien- und Telekommunikationsbranche und die Herabstufung der Ratings ausländischer Darlehensnehmer wider.

Risikovorsorgebestand

Wertberichtigungen auf Forderungen werden als Abzugsposten innerhalb der Aktiva in der Konzernbilanz der HVB Group ausgewiesen. Darüber hinaus nimmt die HVB Group Rückstellungen im Kreditgeschäft vor, die in der Konzernbilanz unter den Rückstellungen, die in Note 60 detailliert aufgegliedert sind, ausgewiesen werden. Diese beiden Risikovorsorgekomponenten ergeben den "Risikovorsorgebestand".

Die jährlichen Änderungen des Risikovorsorgebestandes umfassen erfolgswirksame Zuführungen zu und Auflösungen von Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft sowie weitere erfolgsneutrale Veränderungen, vor allem die Inanspruchnahme bestehender Wertberichtigungen.

Die nachfolgende Tabelle zeigt die Bestandteile des Risikovorsorgebestands und der Rückstellungen im Kreditgeschäft der HVB Group wie sie zu den angegebenen Bilanzstichtagen ausgewiesen wurde und zum 31. Dezember 2002 auf einer Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

	Zum 31. Dezember			
	2003	2002 (pro forma)[1]	2002 (tatsächlich)	2001
	(in Mio. €)			
Risikovorsorgebestand nach Art des Kredits				
Forderungen an Kreditinstitute	196	271	278	273
Forderungen an Kunden	10.779	11.539	12.944	11.645
Pauschalwertberichtigungen für latente Risiken[2]	386	396	494	553
Wertberichtigungen auf Forderungen	11.361	12.206	13.716	12.471
Rückstellungen im Kreditgeschäft[3]	522	464	464	381
Risikovorsorgebestand	11.883	12.670	14.180	12.852

[1] Pro forma, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
[2] Wertberichtigungen für latente Risiken.
[3] Umfasst alle Wertberichtigungen für die im Kreditvolumen enthaltenen Eventualverbindlichkeiten.

Die HVB Group weist seit 2002 Rückstellungen im Kreditgeschäft als Teil des Risikovorsorgebestandes auf der Passivseite ihrer Bilanz aus. Zuvor waren sie auf der Aktivseite unter der damaligen Positionsbezeichnung Risikovorsorge als Abzugsposten aufgeführt. Diese Rückstellungen im Kreditgeschäft betrugen zum 31. Dezember 2001 insgesamt € 381 Mio. In der folgenden nach Risikokategorien aufgegliederten Darstellung der Zuführungen zu bzw. Auflösungen des Wertberichtigungsbestands der HVB Group zu den angegebenen Daten werden die Angaben für das Geschäftsjahr 2001 angepasst dargestellt, um dieser Änderung Rechnung zu tragen. Ein Vergleich dieser Aufgliederungen für das Geschäftsjahr 2003 auf einer tatsächlichen Basis mit den entsprechenden Aufgliederungen für das Geschäftsjahr 2002 auf einer Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei, wird ebenfalls dargestellt.

	Zum 31. Dezember		
	2003		2002 (pro forma)[1]
	(in Mio. €)	(Veränderung in %)	(in Mio. €)
Wertberichtigungen auf Forderungen			
Einzelrisiken			
Bestand zum 1.1. HVB Group alt	13.135	23,0	10.679[2]
Abspaltung der Hypo Real Estate Group	(1.412)	—	—
Bestand zum 1.1. HVB Group neu	11.723	—	—
Erfolgswirksame Veränderungen:			
Bruttozuführungen	3.218	(24,3)	4.252[2]
Auflösungen	(1.103)	30,2	(847)[2]
Erfolgsneutrale Veränderungen:			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	(178)	48,3	(120)[2]
Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen	(2.477)	16,8	(2.121)[2]
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	(269)	124,2	(120)[2]
Bestand zum 31.12.	10.914	(6,9)	11.723
Länderrisiken			
Bestand zum 1.1. HVB Group alt	87	(67,9)	271[2]
Abspaltung der Hypo Real Estate Group	—	—	—
Bestand zum 1.1. HVB Group neu	87	—	—
Erfolgswirksame Veränderungen:			
Bruttozuführungen	13	(72,9)	48[2]
Auflösungen	(14)	(92,6)	(189)[2]
Erfolgsneutrale Veränderungen:			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	—	(100,0)	(2)[2]
Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen	(25)	—	0[2]
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	—	(100,0)	(41)[2]
Bestand zum 31.12.	61	(29,9)	87
Latente Risiken			
Bestand zum 1.1. HVB Group alt	494	1,9	485[2]
Abspaltung der Hypo Real Estate Group	(98)	—	—
Bestand zum 1.1. HVB Group neu	396	—	—
Erfolgswirksame Veränderungen:			
Bruttozuführungen	366	131,6	158[2]
Auflösungen	(40)	(72,0)	(143)[2]
Erfolgsneutrale Veränderungen:			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	(34)	580,0	(5)[2]
Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen	(326)	162,9	(124)[2]
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	24	(4,0)	25[2]
Bestand zum 31.12.	386	(2,5)	396
Insgesamt			
Bestand zum 1.1. HVB Group alt	13.716	19,9	11.435[2]
Abspaltung der Hypo Real Estate Group	(1.510)	—	—
Bestand zum 1.1. HVB Group neu	12.206	—	—
Erfolgswirksame Veränderungen:			
Bruttozuführungen	3.597	(19,3)	4.458
Auflösungen	(1.157)	(1,9)	(1.179)
Erfolgsneutrale Veränderungen:			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	(212)	66,9	(127)[2]
Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen	(2.828)	26,0	(2.245)[2]
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	(245)	80,1	(136)[2]
Bestand zum 31.12.	11.361	(6,9)	12.206

[1] Pro forma, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
[2] Ungeprüft.

	Zum 31. Dezember		
	2003		2002 (tatsächlich)
	(in Mio. €)	(Veränderung in %)	(in Mio. €)
Wertberichtigungen auf Forderungen			
Einzelrisiken			
Bestand zum 1.1. HVB Group alt	13.135	12,8	11.647
Abspaltung der Hypo Real Estate Group	(1.412)	—	—
Bestand zum 1.1. HVB Group neu	11.723	—	—
Erfolgswirksame Veränderungen:			
Bruttozuführungen	3.218	(32,2)	4.747
Auflösungen	(1.103)	26,2	(874)
Erfolgsneutrale Veränderungen:			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	(178)	38,0	(129)
Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen	(2.477)	12,1	(2.209)
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	(269)	472,3	(47)
Bestand zum 31.12.	10.914	(16,9)	13.135
Länderrisiken			
Bestand zum 1.1. HVB Group alt	87	(67,9)	271
Abspaltung der Hypo Real Estate Group	—	—	—
Bestand zum 1.1. HVB Group neu	87	—	—
Erfolgswirksame Veränderungen:			
Bruttozuführungen	13	(72,9)	48
Auflösungen	(14)	(92,6)	(189)
Erfolgsneutrale Veränderungen:			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	—	(100,0)	(2)
Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen	(25)	—	—
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	—	(100,0)	(41)
Bestand zum 31.12.	61	(29,9)	87
Latente Risiken			
Bestand zum 1.1. HVB Group alt	494	(10,7)	553
Abspaltung der Hypo Real Estate Group	(98)	—	—
Bestand zum 1.1. HVB Group neu	396	—	—
Erfolgswirksame Veränderungen:			
Bruttozuführungen	366	103,3	180
Auflösungen	(40)	(68,0)	(125)
Erfolgsneutrale Veränderungen:			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	(34)	580,0	(5)
Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen	(326)	128,0	(143)
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	24	(29,4)	34
Bestand zum 31.12.	386	(21,9)	494
Insgesamt			
Bestand zum 1.1. HVB Group alt	13.716	10,0	12.471
Abspaltung der Hypo Real Estate Group	(1.510)	—	—
Bestand zum 1.1. HVB Group neu	12.206	—	—
Erfolgswirksame Veränderungen:			
Bruttozuführungen	3.597	(27,7)	4.975
Auflösungen	(1.157)	(2,6)	(1.188)
Erfolgsneutrale Veränderungen:			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	(212)	55,9	(136)
Inanspruchnahme von bestehenden Wertberichtigungen	(2.828)	20,2	(2.352)
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	(245)	353,7	(54)
Bestand zum 31.12.	11.361	(17,2)	13.716

	Zum 31. Dezember bzw. Geschäftsjahr		
	2002 (tatsächlich)		2001
	(in Mio. €)	(Veränderung in %)	(in Mio. €)
Wertberichtigungen auf Forderungen			
Einzelrisiken			
Bestand zum 1.1.	11.647	3,4	11.269
Erfolgswirksame Veränderungen:			
Bruttozuführungen	4.747	34,9	3.520
Auflösungen	(874)	(30,6)	(1.260)
Erfolgsneutrale Veränderungen:			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	(129)	(74,3)	(74)
Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen	(2.209)	(5,2)	(2.331)
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	(47)	(109,0)	523
Bestand zum 31.12.	13.135	12,8	11.647
Länderrisiken			
Bestand zum 1.1.	271	48,1	183
Erfolgswirksame Veränderungen:			
Bruttozuführungen	48	(67,6)	148
Auflösungen	(189)	231,6	(57)
Erfolgsneutrale Veränderungen:			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	(2)	—	—
Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen	—	(100,00)	(3)
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	(41)	—	—
Bestand zum 31.12.	87	(67,9)	271
Latente Risiken			
Bestand zum 1.1.	553	20,7	697
Erfolgswirksame Veränderungen:			
Bruttozuführungen	180	33,3	135
Auflösungen	(125)	(8,8)	(137)
Erfolgsneutrale Veränderungen:			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	(5)	—	—
Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen	(143)	(4,7)	(150)
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	34	325,0	8
Bestand zum 31.12.	494	(10,7)	553
Insgesamt			
Bestand zum 1.1.	12.471	2,7	12.149
Erfolgswirksame Veränderungen:			
Bruttozuführungen	4.975	30,8	3.803
Auflösungen	(1.188)	(18,3)	(1.454)
Erfolgsneutrale Veränderungen:			
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	(136)	(83,8)	(74)
Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen	(2.352)	(5,3)	(2.484)
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	(54)	(110,2)	531
Bestand zum 31.12.	13.716	10,0	12.471

Der Anstieg der Bruttozuführungen bei den latenten Risiken ist im Zusammenhang mit dem Anstieg der Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen zu sehen. Durch die Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen für latente Risiken vermindert sich der Bestand. Um jedoch den korrekten Wertberichtigungsbestand auszuweisen, ist anschließend wieder eine Zuführung zur Risikovorsorge erforderlich.

Länderrisiken

Eine Beschreibung der Richtlinien und Verfahren der HVB Group zur Messung der Länderrisiken findet sich im Abschnitt "—Kreditrisikovorsorge (Gewinn- und Verlustrechnung)" sowie im Risk Report als Bestandteil des Lageberichts, der in den Konzernabschlüssen der HVB Group im Finanzbericht enthalten ist.

Risikovorsorgequoten

Die nachfolgende Tabelle zeigt die Risikovorsorgequote des Konzerns für die angegebenen Zeiträume und zum 31. Dezember 2002 auf einer Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

	Zum 31. Dezember bzw. Geschäftsjahr			
	2003	2002 (pro forma)[1]	2002 (tatsächlich)	2001
Risikovorsorgequoten[2]				
Kreditrisikovorsorge (Nettozuführung)	2.313	3.292	3.797	2.074
Kreditvolumen	338.344	375.780	487.933	503.095
Nettozuführungsquote als Prozentsatz des Kreditvolumens[3]	0,68	0,88	0,78	0,41
Durchschnittliches Kreditvolumen[4]	357.806	381.399	496.490	498.819
Nettozuführungsquote (in %)[4][5]	0,65	0,86	0,76	0,42
Inanspruchnahme von bestehenden Wertberichtigungen auf Forderungen	2.828	2.245	2.352	2.484
Inanspruchnahme von Rückstellungen im Kreditgeschäft	3	5	5	8
Eingänge auf abgeschriebene Forderungen	(127)	(98)	(101)	(157)
Kreditausfälle	2.704	2.152	2.256	2.335
Kreditvolumen	338.344	375.780	487.933	503.095
Kreditausfälle als Prozentsatz des Kreditvolumens[6]	0,80	0,57	0,46	0,46
Durchschnittliches Kreditvolumen[4]	357.806	381.399	496.490	498.819
Kreditausfallquote (in %)[4][7]	0,76	0,56	0,45	0,47
Risikovorsorgebestand	11.883	12.670	14.180	12.852
Wertberichtigungen auf Forderungen	11.361	12.206	13.716	12.471
Rückstellungen im Kreditgeschäft	522	464	464	381
Kreditvolumen	338.344	375.780	487.933	503.095
Risikovorsorgebestand als Prozentsatz des Kreditvolumens[8]	3,51	3,37	2,91	2,55
Durchschnittliches Kreditvolumen[4]	357.806	381.399	496.490	498.819
Risikovorsorgebestandsquote (in %)[4][9]	3,32	3,32	2,86	2,58
Risikovorsorgebestand	11.883	12.670	14.180	12.852
Zinslos gestellte Kredite	13.886	12.581	14.694	12.929
Coverage Ratio[10]	86	101	97	99

(1) Pro forma, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
(2) Durchschnittliche Kreditvolumina. Die Durchschnittswerte sind das arithmetische Mittel der Werte zum Ende jeden Quartals des Betrachtungszeitraums und zum Ende des vorhergehenden Betrachtungszeitraums.
(3) Kreditrisikovorsorge (Nettozuführungen) aus der Gewinn- und Verlustrechnung dividiert durch das Kreditvolumen zum Ende des Zeitraums.
(4) Ungeprüft.
(5) Kreditrisikovorsorge (Nettozuführungen) aus der Gewinn- und Verlustrechnung dividiert durch das durchschnittliche Kreditvolumen.
(6) Kreditausfälle dividiert durch das Kreditvolumen zum Ende des Zeitraums.
(7) Kreditausfälle dividiert durch das durchschnittliche Kreditvolumen.
(8) Risikovorsorgebestand dividiert durch das Kreditvolumen zum Ende des Zeitraums.
(9) Risikovorsorgebestand dividiert durch das durchschnittliche Kreditvolumen.
(10) Risikovorsorgebestand (Wertberichtigungen auf Forderungen an Kreditinstitute und Kunden und Rückstellungen im Kreditgeschäft) als Prozentsatz der zinslos gestellten Kredite (beinhalten keine Geldanlagen).

Risikovorsorgequoten nach Geschäftsfeldern

Die nachfolgende Tabelle zeigt eine Aufgliederung der Risikovorsorgequoten der HVB Group nach Geschäftsfeldern wie sie zu den angegebenen Bilanzstichtagen ausgewiesen wurden und zum 31. Dezember 2002 auf einer Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei. Es liegen keine Angaben auf der Grundlage des durchschnittlichen Kreditvolumens vor, da der Konzern für die Zwischenabschlüsse keine vollständigen Bilanzdaten für seine Geschäftsfelder erstellt. Die Pro-forma-Daten für 2002 wurden angepasst, um die Tatsache wiederzugeben, dass entgegen der im Konzernabschluss 2002 der HVB Group getroffenen Annahmen (die in dieser Tabelle bei den Daten für 2002 (tatsächlich) berücksichtigt sind, wobei die Hypo Group als einzustellender Bereich ausgewiesen war) die Übertragung bestimmter Kreditportfolios an die Hypo Real Estate Group in Verbindung mit der Abspaltung in synthetischer und nicht in physischer Form erfolgte und um die tatsächliche Kapitalausstattung der Hypo Group zu berücksichtigen. Siehe "—Das Kreditvolumen nach Geschäftsfeldern" und "Ausgewählte statistische Angaben—Ausgewählte statistische konsolidierte Angaben—Ausgewählte statistische Angaben nach Geschäftsfeldern" und "Pro-forma-Finanzinformationen—Einleitung."

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/Konsolidierung	HVB Group neu[1]	Hypo Group[2]	Konsolidierung	HVB Group
Risikovorsorgequoten nach Geschäftsfeldern									
Nettozuführungsquote (in %)[3]									
2003	0,87	0,57	0,42	1,92	—	0,68	—[4]	—[4]	—[4]
2002 (pro forma)[5]	1,05	0,65	0,86	—	—	0,88	—	—	—
2002 (tatsächlich)[6]	1,05	0,65	0,86	—	—	0,90	0,41	—	0,78
2001	0,49	0,75	0,39	(2,47)	—	0,47	0,23	—	0,41
Kreditausfallsquote (in %)[7]									
2003	0,60	0,51	0,78	20,63	—	0,80	—[4]	—[4]	—[4]
2002 (pro forma)[5]	0,35	0,34	0,41	17,15	—	0,57	—	—	—
2002 (tatsächlich)[6]	0,35	0,34	0,41	17,15	—	0,59	0,08	—	0,46
2001	0,33	0,47	0,21	18,12	—	0,60	0,07	—	0,46
Risikovorsorgebestand (in Mio. €)									
2003	5.611	3.523	1.757	854	138	11.883	—[4]	—[4]	—[4]
2002 (pro forma)[5]	5.222	3.566	2.303	1.429	150	12.670	—	—	—
2002 (tatsächlich)[6]	5.222	3.566	2.303	1.429	150	12.670	1.510	—	14.180
2001	4.212	3.420	1.810	2.150	221	11.813	1.039	—	12.852
Risikovorsorgebestandsquote (in %)[8]									
2003	3,37	4,37	2,24	28,23	—	3,51	—[4]	—[4]	—[4]
2002 (pro forma)[5]	2,95	4,52	2,15	33,35	—	3,37	—	—	—
2002 (tatsächlich)[6]	2,95	4,52	2,15	33,35	—	3,45	1,22	—	2,91
2001	2,24	3,98	1,78	37,99	—	3,13	0,82	—	2,55
Coverage Ratio (in %)[9]									
2003	87	102	73	55	—	86	—[4]	—[4]	—[4]
2002 (pro forma)[5]	105	147	79	66	—	101	—	—	—
2002 (tatsächlich)[6]	105	147	79	66	—	101	71	—	97
2001	90	141	139	73	—	101	81	—	99

(1) pro forma.
(2) Einzustellender Bereich vor Abspaltung.
(3) Kreditrisikovorsorge (Nettozuführungen) aus der Gewinn- und Verlustrechnung dividiert durch das Kreditvolumen.
(4) Die Abspaltung erfolgte am 29. September 2003 mit Spaltungsstichtag zum 1. Januar 2003.
(5) pro forma als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
(6) Die Angaben zu den Geschäftsfeldern für das Jahr 2002 wurden soweit erforderlich angepasst, um diese Angaben mit den Angaben zu den Geschäftsfeldern für das Jahr 2003 vergleichen zu können. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."
(7) Kreditausfälle dividiert durch Kreditvolumen.
(8) Risikovorsorgebestand dividiert durch Kreditvolumen.
(9) Risikovorsorgebestand (Wertberichtigungen auf Forderungen an Kreditinstitute und Kunden und Rückstellungen im Kreditgeschäft) als Prozentsatz der zinslos gestellten Kredite (beinhalten keine Geldanlagen).

Ausgewählte statistische Angaben

Im Folgenden sind ausgewählte statistische Angaben zur HVB Group auf konsolidierter Basis und zur HypoVereinsbank AG ("HypoVereinsbank") und Bank Austria Creditanstalt AG ("Bank Austria Creditanstalt"), den beiden größten Unternehmen innerhalb der HVB Group auf unkonsolidierter Basis aufgeführt. Der Anteil dieser beiden Gesellschaften an der unkonsolidierten Bilanzsumme (nach IFRS) betrug zum 31. Dezember 2003 78,2 %.

Ausgewählte statistische konsolidierte Angaben

Die nachstehende Darstellung der ausgewählten statistischen Angaben zur HVB Group ist den Konzernabschlüssen der HVB Group und den dazugehörigen Konzernanhängen entnommen und sollte in Verbindung mit diesen gelesen werden. Zu diesen Angaben gehören Handelsaktiva, Finanzanlagen, wesentliche Anteile an börsennotierten Unternehmen im Nichtbankenbereich, Verbindlichkeiten gegenüber Kreditinstituten und Verbindlichkeiten gegenüber Kunden sowie Verbriefte Verbindlichkeiten und ausgewählte Angaben auf Segmentbasis.

Handelsaktiva

Die nachfolgende Tabelle enthält eine Zusammensetzung der Handelsaktiva der HVB Group zu den angegebenen Daten. Handelsaktiva werden zum beizulegenden Zeitwert angesetzt. Neben den Wertpapieren des Handelsbestands enthält dieser Posten die positiven Marktwerte der Handelsderivate und der Derivate zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS-Wertpapiere sind. Die Hypo Group hielt in 2002 keine Handelsaktiva.

	Zum 31. Dezember		
	2003	2002	2001
		(in Mio. €)	
Handelsaktiva			
Schuldverschreibungen und andere festverzinsliche Wertpapiere:			
Geldmarktpapiere	2.017	2.498	1.180
Anleihen und Schuldverschreibungen:			
Von öffentlichen Emittenten	6.992	4.698	6.224
Von anderen Emittenten	17.596	20.259	22.383
Konzerneigene Schuldverschreibungen	4.193	6.338	7.067
Anleihen und Schuldverschreibungen insgesamt	28.781	31.295	35.674
Schuldverschreibungen und andere festverzinsliche Wertpapiere insgesamt	30.798	33.793	36.854
Darunter:			
Börsennotierte börsenfähige Werte	*26.310*	*27.591*	*32.121*
Nichtbörsennotierte börsenfähige Werte	*3.474*	*4.406*	*3.419*
Börsenfähige Werte insgesamt	29.784	31.997	35.540
Aktien und andere nicht festverzinsliche Wertpapiere:			
Aktien	2.839	1.442	2.910
Investmentanteile[1]	414	1.045	1.061
Sonstige[2]	407	49	1.089
Aktien und andere nicht festverzinsliche Wertpapiere insgesamt	3.660	2.536	5.060
Darunter:			
Börsennotierte börsenfähige Werte	*3.119*	*1.720*	*3.269*
Nichtbörsennotierte börsenfähige Werte	*33*	*760*	*723*
Börsenfähige Werte insgesamt	3.152	2.480	3.992
Positive Marktwerte aus derivativen Finanzinstrumenten[3]	44.147	44.411	23.447
Sonstige Handelsbestände	1.857	4.512	3.849
Handelsbestände insgesamt	80.462	85.252	69.210

[1] Überwiegend Indexfonds, Aktienfonds und Rentenfonds.
[2] Überwiegend "convertible arbitrage securities", die von einer Tochtergesellschaft der HypoVereinsbank gehalten werden.
[3] Negative Marktwerte aus derivativen Finanzinstrumenten im Handelsbuch betrugen zum Jahresende 2003 € 44.946 Mio., zum Jahresende 2002 € 44.042 Mio. und zum Jahresende 2001 € 29.150 Mio. Diese Werte spiegeln primär Derivative zur Sicherung von Marktzinssatzrisiken wider.

Die Handelsaktiva reduzierten sich um € 4.790 Mio. von € 85.252 Mio. in 2002 auf € 80.462 Mio. in 2003. Dies resultierte vor allem aus einem Rückgang der Position Anleihen und Schuldverschreibungen (€ 2.514 Mio.) sowie einem Rückgang der sonstigen Handelsaktiva (€ 2.655 Mio.). Unter die letztgenannte Kategorie fallen z.B. dem Handelsbestand zugeordnete Schuldscheindarlehen, Repos und Namensschuldverschreibungen. Dagegen weist die Position Aktien und andere nicht festverzinsliche Wertpapiere einen leichten Anstieg in Höhe von € 1.124 Mio. auf. Der Rückgang der sonstigen Handelsaktiva ist darauf zurückzuführen, dass das aktivische Repo Geschäft im Handel bei der Filiale New York der HypoVereinsbank um rund € 2 Mrd. zurückgegangen ist. Der Anstieg der Aktien und anderen nicht festverzinslichen Wertpapieren resultierte überwiegend aus dem Aufbau von Aktienbeständen zur Absicherung von begebenen Indexzertifikaten bei der HypoVereinsbank.

Die Handelsaktiva der HVB Group stiegen von € 69.210 Mio. zum 31. Dezember 2001 um € 16.042 Mio. bzw. 23,2 % auf € 85.252 Mio. zum Jahresende 2002. Dies ist primär Ausdruck einer Erhöhung der positiven Marktwerte aus derivativen Finanzinstrumenten um € 20.964 Mio. bzw. 89,4 %. Diesem Anstieg stand teilweise ein Rückgang von 50,4 % im Handelsbestand der HVB Group an Aktien gegenüber, der teilweise auf anhaltende Kursrückgänge an den Aktienmärkten im Jahr 2002 zurückgeht und teilweise auf einen Rückgang des Handelsbestands des Konzerns an Schuldverschreibungen von 12,3 %, der primär durch die Reduzierung des Konzernbestands an festverzinslichen Wertpapieren in den ausländischen Filialen der Hypo Vereinsbank bedingt ist.

Bei den börsenfähigen Wertpapieren lagen die Anschaffungskosten zum 31. Dezember 2003 mit € 410 Mio. zum 31. Dezember 2002 um € 996 Mio. und zum 31. Dezember 2001 um € 412 Mio. über den beizulegenden Zeitwerten. Bei nicht börsengehandelten derivativen Finanzinstrumenten liegen der Ermittlung des Buchwerts interne Preismodelle auf Basis von Barwertkalkülen bzw. Optionspreismodellen zugrunde. Bewertungs- und Realisierungsgewinne und -verluste aus Handelsaktiva werden in der Gewinn- und Verlustrechnung im Handelsergebnis ausgewiesen.

Finanzanlagen

Finanzanlagen bestehen aus HtM- und AfS-Finanzinstrumenten, als Finanzinvestitionen gehaltene Grundstücke und Gebäude und At-Equity bewertete Unternehmen. HtM-Finanzinstrumente werden mit fortgeführten Anschaffungskosten bewertet, wobei Agien und Disagien anteilig berücksichtigt werden. Abschreibungen werden bei bonitätsbedingten Wertminderungen vorgenommen. AfS-Finanzinstrumente werden zum Fair Value bewertet. Die Wertveränderungen, die sich aus einer Bewertung ergeben, werden in der Bilanz in einem separaten Posten innerhalb des Eigenkapitals (AfS-Rücklage) solange ausgewiesen, bis der Vermögenswert verkauft wird oder eine Wertminderung, im Sinne des IAS 39.109 zu verzeichnen ist. Hinsichtlich der Vorgehensweise des Konzerns bei wertgeminderten Finanzanlagen verweisen wir auf den Abschnitt "Darstellung und Analyse der Vermögens-, Finanz-, und Ertragslage—Einleitung—Wesentliche Bilanzierungs- und Bewertungsmethoden—IAS 39." AfS-Finanzinstrumente, die nicht börsenorientiert sind und für die die HVB Group keine Fair Value ermitteln kann, werden mit fortgeführten Anschaffungskosten bewertet. AfS-Finanzanlagen, die effizient gegen Marktpreisrisiken abgesichert sind, werden im Rahmen der Fair-Value-Hedge-Bilanzierung abgebildet. Grundstücke und Gebäude, die von der HVB Group als Finanzinvestitionen langfristig gehalten werden mit der Absicht, Mieterträge und/oder Wertsteigerungen zu erzielen, werden mit fortgeführten Anschaffungskosten bewertet. Wesentliche Anteile an Gemeinschafts- und assoziierten Unternehmen werden nach der Equity-Methode bewertet.

Die nachstehende Tabelle enthält eine Aufschlüsselung der Buchwerte der von der HVB Group gehaltenen börsenfähigen Werte zu den ausgewiesenen Daten und zum 31. Dezember 2002 auf Pro-forma-Basis, als hätte die Abspaltung der Hypo Group am 1. Januar 2002 stattgefunden.

	Zum 31. Dezember			
	2003	**2002 (pro forma)**[1]	**2002 (tatsächlich)**	**2001**
	(in Mio. €)			
Zusammensetzung der Finanzanlagen				
HtM-Finanzanlagen				
Schuldverschreibungen und andere festverzinsliche Wertpapiere	9.065	11.554	31.151	37.995
AfS-Finanzanlagen				
Anteile an verbundenen nicht konsolidierten Unternehmen	1.763	2.278	2.330	1.988
Beteiligungen	2.115	3.835	3.850	2.340
Schuldverschreibungen und andere festverzinsliche Wertpapiere	28.431	37.904	54.345	50.907
Aktien und andere nicht festverzinsliche Wertpapiere[2][3]	10.428	9.224	9.224	19.204
Darunter: langfristig gehaltene Bestände	*6.860*	*6.352*	*6.352*	*12.814*
AfS-Finanzanlagen insgesamt	42.737	53.241	69.749	74.439
At-Equity bewertete Unternehmen	780	537	537	1.245
Als Finanzinvestition gehaltene Grundstücke und Gebäude	418	475	561	814
Finanzanlagen insgesamt	53.000	65.807	101.998	114.493

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
(2) Andere nicht fest verzinsliche Wertpapiere umfassen überwiegend Investmentanteile.
(3) Buchwerte. Zu den Marktwerten der wesentlichen Anteile an börsennotierten Unternehmen im Nichtbankenbereich des Konzerns siehe "—Wesentliche Anteile an börsennotierten Unternehmen im Nichtbankenbereich."

Die Finanzanlagen verringerten sich von € 65.807 Mio. zum 31. Dezember 2002 (pro forma) um € 12.807 Mio. oder 19,5 % auf € 53.000 Mio. zum 31. Dezember 2003. Der Rückgang resultierte im Wesentlichen aus der Reduzierung der Schuldverschreibungen und anderen festverzinslichen Wertpapieren der Kategorien HtM und AfS von insgesamt € 11.962 Mio. HtM- und AfS-Schuldverschreibungen wurden nach Endfälligkeit teilweise nicht reinvestiert und Teile der AfS-Schuldverschreibungen veräußert. Hier spiegelt sich der gezielte Volumens- und Risikoaktivaabbau wider.

Die Finanzanlagen der HVB Group betrugen € 101.998 Mio. zum 31. Dezember 2002. Dies entspricht einem Rückgang von € 12.495 Mio. bzw. 10,9 % gegenüber dem Niveau zum 31. Dezember 2001. Der Großteil der Abnahme der Finanzanlagen ging auf den Rückgang der Aktien und anderen nicht festverzinslichen AfS-Papieren von € 9.980 Mio. (52,0 %) auf € 9.224 Mio. zum Jahresende 2002 gegenüber € 19.204 Mio. zum Jahresende 2001 zurück. Dieser Rückgang der Aktien und anderen nicht festverzinslichen AfS-Papieren ist in erster Linie das Ergebnis der ungünstigen Bedingungen auf den internationalen Aktienmärkten. Zu den gesunkenen Finanzanlagen trug auch der Rückgang der Schuldverschreibungen und anderen festverzinslichen HtM-Wertpapieren von € 6.844 Mio. bzw. 18,0 % auf € 31.151 Mio. zum Ende 2002 gegenüber € 37.995 Mio. zum Jahresende 2001 bei. Das ist größtenteils darauf zurückzuführen, dass das Volumen der fällig werdenden Finanzanlagen das Volumen der Reinvestitionen überstieg, da der Konzern sich um eine Reduzierung der Risikoaktiva bemühte.

Wesentliche Anteile an börsennotierten Unternehmen im Nichtbankenbereich

Neben den nachstehend dargelegten wesentlichen Anteilen an börsennotierten Unternehmen außerhalb des Bankenbereichs hält die HVB Group eine Reihe von anderen kleinen Beteiligungen, die sie entweder direkt oder indirekt oder über Holdinggesellschaften hält.

Zu den in der folgenden Tabelle angegebenen Daten hielt die HVB Group den nachstehenden Anteilsbesitz an börsennotierten Unternehmen außerhalb des Bankenbereichs. Dabei handelt es sich mit Ausnahme der Allianz und ERGO (nur nominal unter 5,0 %) um Beteiligungen, bei denen die HVB Group mindestens 5,0 % der Stimmrechtsanteile hielt. Die HVB Group übt keinen Einfluss auf die Finanz- und Geschäftsentscheidungen dieser Unternehmen aus.

	Zum 31. Dezember					
	2003		2002		2001	
	Kapital-anteil	Marktwert	Kapital-anteil	Marktwert	Kapital-anteil	Marktwert
	(in %)[1]	(in Mio. €)	(in %)[1]	(in Mio. €)	(in %)[1]	(in Mio. €)
Agrob AG	52,7	20	52,7	14	52,7	24
Aktienbrauerei Kaufbeuren AG	65,7	7	65,7[2]	7	75,7	7
Allianz AG	3,2	1.229	4,6	1,113	6,2	4,299
Brau und Brunnen AG[3]	61,7	180	55,6	119	55,6	45
ERGO Versicherungsgruppe Aktiengesellschaft	< 5,0	320	<5,0	453	—	—
Gabriel Sedlmayr Spaten-Franziskaner-Bräu Kommandit-gesellschaft auf Aktien[4]	—	—	—	—	19,0[5]	108
Immotrust Anlagen AG[6]	—	—	25,0	16	25,0	16
KWS Saat AG[7]	15,0	56	—	—	—	—
Lambacher HITIAG Leinen AG[8]	—	—	—	—	51,0	4
Münchener Rückversicherungs-Gesellschaft AG	13,2	2.905	13,2	2.680	13,3	7.075
Rhön – Klinikum AG[9]	18,5	213	18,5	154	—	—
Unternehmens Invest AG	13,0	6	13,0	6	14,2	6
Wienerberger AG	31,9	441	31,9	353	31,9	320
Wiener Städtische Allgemeine Versicherung AG[4]	—	—	—	—	8.0	111
Wüstenrot & Württembergische AG	7,5	111	7,5	75	7,6	100
Insgesamt		5.488		4.990		12.115

(1) Durchgerechnet.
(2) HVB Group verkaufte 2002 10 % ihrer Beteiligung.
(3) Von den insgesamt 55,6 % im Jahr 2002 sind 33,6 % unter den langfristigen Finanzanlagen ausgewiesen, die restlichen 22,0 % entfallen auf die kurzfristigen Finanzanlagen.
(4) Verkauft im Jahr 2002.
(5) In Prozent des Kommanditaktienkapitals; Prozentsatz des Gesamtkapitals = 11,9 %.
(6) Verschmolzen auf CA Immobilien Anlagen Aktiengesellschaft im Jahr 2003.
(7) Gekauft im Jahr 2003.
(8) Nicht mehr börsennotiert.
(9) Gekauft im Jahr 2002.

Der Marktwert der Münchener Rück Anteile der HVB Group ist gestiegen, weil die HVB Group an der Kapitalerhöhung der Münchener Rück teilgenommen hat. Dieser Effekt hat den Börsenkursrückgang der Münchener Rück Aktien in 2003 überkompensiert.

An der Kapitalerhöhung der Allianz in 2003 hat die HVB Group nicht teilgenommen. Vielmehr hat die HVB Group ihre Bezugsrechte verkauft, so dass infolge dieser Transaktion der Kapitalanteil und der Marktwert an Allianz Aktien der HVB Group gesunken sind. Dieser Effekt wurde jedoch durch die moderate Erholung (über 10 %) des Börsenkurses der Allianz Aktien in 2003 überkompensiert. Daher sind insgesamt die Marktwerte der Allianz Aktien der HVB Group gestiegen.

Die Börsenkurse der Wienerberger AG, der Rhön-Klinikum AG und der Brau und Brunnen AG sind in 2003 deutlich gestiegen, was sich dementsprechend auf den Marktwert der Anteile der HVB Group ausgewirkt hat. Ferner hat die HVB Group ihren Anteil an der Brau und Brunnen AG in 2003 um 6,1 % erhöht. Im Februar 2004 wurde der gesamte Anteil an der Brau und Brunnen AG unter Vorbehalt der Zustimmung der Kartellbehörden veräußert (siehe auch den Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Die Vergleichbarkeit beeinflussende Faktoren—Wichtige bereits erfolgte bzw. geplante Beteiligungsveräußerungen und -akquisitionen im Jahr 2004"). Dagegen führte der ca. 30%ige Kursrückgang der Ergo Aktien in 2003 zu einem dementsprechend niedrigeren Marktwert des Anteils der HVB Group.

Zum 31. Dezember 2002 betrug der Marktwert der in der vorstehenden Tabelle aufgeführten wesentlichen Anteile insgesamt € 5,0 Mrd. gegenüber einem Marktwert von € 12,1 Mrd. der aufgeführten zum 31. Dezember 2001 gehaltenen Anteile. Bei einem Vergleich mit den Buchwerten dieser Anteile, die sich zum 31. Dezember 2002 auf € 6,7 Mrd. und zum 31. Dezember 2001 auf € 6,9 Mrd. beliefen, betrug der unrealisierte Verlust zum 31. Dezember 2002 € 1,7 Mrd. gegenüber unrealisierten Reserven von € 5,2 Mrd. zum 31. Dezember 2001. Der gesunkene Marktwert dieses Anteilsbesitzes im Jahr 2002 spiegelt primär ungünstige Aktienmarktbedingungen wider, insbesondere in Bezug auf die Allianz und die Münchener Rück. Eine Erörterung der Vorgehensweise bei Wertminderungen enthält der Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Wesentliche Bilanzierungs- und Bewertungsmethoden—IAS 39." Siehe auch "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Vergleich der Geschäftsjahre 2002 und 2001—Ertragslage—Finanzanlageergebnis."

Verbindlichkeiten gegenüber Kreditinstituten und Verbindlichkeiten gegenüber Kunden

Die folgende Tabelle enthält eine Zusammensetzung der Verbindlichkeiten gegenüber Kreditinstituten und der Verbindlichkeiten gegenüber Kunden der HVB Group zu den ausgewiesenen Daten und zum 31. Dezember 2002 auf Pro-forma-Basis, als hätte die Abspaltung der Hypo Group am 1. Januar 2002 stattgefunden.

	Zum 31. Dezember			
	2003	2002 (pro forma)[1]	2002 (tatsächlich)	2001
Verbindlichkeiten				
Verbindlichkeiten gegenüber Kreditinstituten[2]	112.964	136.419	143.361	134.624
Darunter:				
Kreditinstitute in Deutschland	*41.310*	*48.338*	*53.314*	*40.607*
Kreditinstitute in übrigen Regionen	*71.654*	*88.081*	*90.047*	*94.017*
Verbindlichkeiten gegenüber Kunden:				
Spareinlagen und Einlagen aus dem Bauspargeschäft	34.539	30.500	30.500	29.259
Andere Verbindlichkeiten[2]	105.773	116.596	124.422	142.403
Verbindlichkeiten gegenüber Kunden insgesamt	140.312	147.096	154.922	171.662
Darunter:				
Kunden in Deutschland	*72.526*	*68.453*	*75.002*	*81.911*
Kunden in übrigen Regionen	*67.786*	*78.643*	*79.920*	*89.751*
Verbindlichkeiten insgesamt[3]	253.276	283.515	298.283	306.286

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
(2) Sichteinlagen und Termineinlagen.
(3) Verbindlichkeiten gegenüber Kreditinstituten plus Verbindlichkeiten gegenüber Kunden.

Der Rückgang der Verbindlichkeiten gegenüber Kreditinstituten zum 31. Dezember 2003 reflektiert den geringeren Refinanzierungsbedarf der HVB Group entsprechend des verringerten Bilanzvolumens. Er resultierte maßgeblich aus einem Rückgang bei der HypoVereinsbank in Höhe von € 17.090 Mio. und führte zu einer weiteren Verbesserung der Refinanzierungsdiversifikation. Die Verbindlichkeiten gegenüber Kunden sind im Geschäftsjahr 2003 um € 6.784 Mio. zurückgegangen. Der Effekt ist im Wesentlichen auf den Rückgang in den ausländischen Niederlassungen der HypoVereinsbank um € 7.000 Mio. zurückzuführen, der sich neben dem reduzierten Refinanzierungsbedarf aus der Ratingsituation der Bank erklären lässt.

Zum 31. Dezember 2002 stiegen die Verbindlichkeiten gegenüber Kreditinstituten von € 134.624 Mio. um € 8.737 Mio. bzw. 6,5 % auf € 143.361 Mio. Dieser Anstieg reflektiert die verstärkte Nutzung von Refinanzierung über Wertpapierpensionsgeschäfte (Repo). Im gleichen Zeitraum gingen die Verbindlichkeiten gegenüber Kunden von € 171.662 Mio. zum Jahresende 2001 um € 16.740 Mio. bzw. 9,8 % auf € 154.922

Mio. zurück. Dieser Rückgang betrifft die anderen Verbindlichkeiten (Sicht- und Termineinlagen) insbesondere im Ausland und reflektiert den dortigen Rückgang der Bilanzaktiva. Der gesamte Refinanzierungsbedarf des HVB Konzerns hat sich im Vergleichszeitraum verringert, was sich in einer Verringerung der Bilanzsumme des HVB Konzerns um € 37.394 Mio. ausdrückt.

Die folgenden Tabellen enthalten die Zusammensetzung der Restlaufzeiten der Einlagen der HVB Group zu den ausgewiesenen Daten und zum 31. Dezember 2002 auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

	Zum 31. Dezember 2003					
		Befristet mit Restlaufzeit				
	Täglich fällig	Bis drei Monate	Über drei Monate bis ein Jahr	Über ein Jahr bis fünf Jahre	Über fünf Jahre	Insgesamt
	(in Mio. €)					
Fälligkeit und Zusammensetzung von Verbindlichkeiten						
Verbindlichkeiten gegenüber Kreditinstituten	13.619	61.021	13.700	8.709	15.915	112.964
Verbindlichkeiten gegenüber Kunden:						
Spareinlagen und Einlagen aus dem Bauspargeschäft	—	18.766	3.005	5.770	6.998	34.539
Andere Verbindlichkeiten	48.379	38.106	5.784	4.790	8.714	105.773
Verbindlichkeiten gegenüber Kunden insgesamt	48.379	56.872	8.789	10.560	15.712	140.312
Verbindlichkeiten insgesamt	61.998	117.893	22.489	19.269	31.627	253.276

	Zum 31. Dezember 2002 (pro forma)[1]					
		Befristet mit Restlaufzeit				
	Täglich fällig	Bis drei Monate	Über drei Monate bis ein Jahr	Über ein Jahr bis fünf Jahre	Über fünf Jahre	Insgesamt
	(in Mio. €)					
Fälligkeit und Zusammensetzung von Verbindlichkeiten						
Verbindlichkeiten gegenüber Kreditinstituten	16.543	79.152	17.441	8.379	14.904	136.419
Verbindlichkeiten gegenüber Kunden:						
Spareinlagen und Einlagen aus dem Bauspargeschäft	—	14.065	3.536	5.873	7.026	30.500
Andere Verbindlichkeiten	49.320	41.732	7.987	8.952	8.605	116.596
Verbindlichkeiten gegenüber Kunden insgesamt	49.320	55.797	11.523	14.825	15.631	147.096
Verbindlichkeiten insgesamt	65.863	134.949	28.964	23.204	30.535	283.515

[1] Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

	Zum 31. Dezember 2002 (tatsächlich)					
		Befristet mit Restlaufzeit				
	Täglich fällig	Bis drei Monate	Über drei Monate bis ein Jahr	Über ein Jahr bis fünf Jahre	Über fünf Jahre	Insgesamt
	(in Mio. €)					
Fälligkeit und Zusammensetzung von Verbindlichkeiten						
Verbindlichkeiten gegenüber Kreditinstituten	13.280	81.879	22.493	9.744	15.965	143.361
Verbindlichkeiten gegenüber Kunden:						
Spareinlagen und Einlagen aus dem Bauspargeschäft	—	14.065	3.536	5.873	7.026	30.500
Andere Verbindlichkeiten	49.548	42.746	8.987	12.274	10.867	124.422
Verbindlichkeiten gegenüber Kunden insgesamt	49.548	56.811	12.523	18.147	17.893	154.922
Verbindlichkeiten insgesamt	62.828	138.690	35.016	27.891	33.858	298.283

	Zum 31. Dezember 2001					
		Befristet mit Restlaufzeit				
	Täglich fällig	Bis drei Monate	Über drei Monate bis ein Jahr	Über ein Jahr bis fünf Jahre	Über fünf Jahre	Insgesamt
	(in Mio. €)					
Fälligkeit und Zusammensetzung von Verbindlichkeiten						
Verbindlichkeiten gegenüber Kreditinstituten	11.036	81.556	14.959	8.495	18.578	134.624
Verbindlichkeiten gegenüber Kunden:						
Spareinlagen und Einlagen aus dem Bauspargeschäft	—	13.824	3.293	6.324	5.818	29.259
Andere Verbindlichkeiten	54.001	59.302	6.267	12.554	10.279	142.403
Verbindlichkeiten gegenüber Kunden insgesamt	54.001	73.126	9.560	18.878	16.097	171.662
Verbindlichkeiten insgesamt	65.037	154.682	24.519	27.373	34.675	306.286

Verbriefte Verbindlichkeiten

Die folgende Tabelle enthält die Zusammensetzung der verbrieften Verbindlichkeiten der HVB Group zu den angegeben Daten und zum 31.Dezember 2002 auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

	Zum 31. Dezember			
	2003	2002 (pro forma)[1]	2002 (tatsächlich)	2001
	(in Mio. €)			
Verbriefte Verbindlichkeiten				
Begebene Inhaberschuldverschreibungen:				
Hypothekenpfandbriefe	37.164	40.879	56.330	50.878
Öffentliche Pfandbriefe	10.700	12.660	79.009	85.150
Sonstige Schuldverschreibungen	46.893	61.781	76.187	109.927
Geldmarktpapiere	10	1.337	2.202	2.629
Begebene Inhaberschuldverschreibungen insgesamt	94.767	116.657	213.728	248.584
Begebene Namenspapiere:				
Hypothekenpfandbriefe	18.217	19.431	34.716	36.440
Öffentliche Pfandbriefe	6.078	5.963	17.645	17.848
Sonstige Schuldverschreibungen	83	105	105	—
Begebene Namenspapiere insgesamt	24.378	25.499	52.466	54.288
Andere verbriefte Verbindlichkeiten	3.583	5.367	5.367	7.837
Verbriefte Verbindlichkeiten insgesamt	122.728	147.523	271.561	310.709

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

Die nachfolgenden Tabellen zeigen eine Zusammensetzung der Restlaufzeiten der verbrieften Verbindlichkeiten der HVB Group zu den angegebenen Daten und zum 31. Dezember 2002 auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

	Bis drei Monate	Über drei Monate bis ein Jahr	Über ein Jahr bis fünf Jahre	Über fünf Jahre	Insgesamt
			(in Mio. €)		
Fälligkeit und Zusammensetzung von verbrieften Verbindlichkeiten zum:					
31. Dezember 2003	11.176	15.984	64.899	30.669	122.728
31. Dezember 2002 (pro forma)[1]	21.463	23.720	68.263	34.077	147.523
31. Dezember 2002 (tatsächlich)	33.351	45.089	130.274	62.847	271.561
31. Dezember 2001	59.217	47.031	137.066	67.395	310.709

(1) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.

Ausschlaggebend für den Rückgang der verbrieften Verbindlichkeiten zum 31. Dezember 2003 war vor allem der Rückgang bei der HypoVereinsbank in Höhe von € 20,7 Mrd. Im Zuge der Reduzierung von Risikoaktiva wurden die verbrieften Verbindlichkeiten abgebaut, da weniger Refinanzierung notwendig war.

Ausgewählte statistische Angaben nach Geschäftsfeldern

Die nachstehenden Tabellen zeigen eine Aufschlüsselung ausgewählter statistischer Angaben zur HVB Group nach Geschäftsfeldern zu den ausgewiesenen Bilanzstichtagen und zum 31. Dezember 2002 auf Pro-forma-Basis, als hätte die Abspaltung der Hypo Group am 1. Januar 2002 stattgefunden. Die Pro-forma-Daten für 2002 wurden neu ausgewiesen, um die Tatsache wiederzugeben, dass entgegen der im Konzernabschluss 2002 der HVB Group getroffenen Annahmen (die in dieser Tabelle bei den Daten für 2002 (tatsächlich) berücksichtigt sind, wobei die Hypo Group als einzustellender Bereich ausgewiesen war), die Übertragung bestimmter Kreditportfolios an die Hypo Real Estate Group in Verbindung mit der Abspaltung in synthetischer und nicht in physischer Form erfolgte und um die tatsächliche Kapitalausstattung der Hypo Group zu berücksichtigen. Siehe "Kreditportfolio—Das Kreditvolumen nach Geschäftsfeldern" und "Pro-forma-Finanzinformationen—Einleitung." Diese Änderungen in den Annahmen sind im Verbleib von Beträgen unter Verbindlichkeiten gegenüber Kreditinstituten, Verbindlichkeiten gegenüber Kunden und verbrieften Verbindlichkeiten wiedergegeben, die die Refinanzierung von Krediten an die Hypo Group, die an die Hypo Group physisch übertragen wurden, jedoch (angesichts der zusätzlichen Kapitaleinlagen bei der Abspaltung) durch Darlehen von der HVB Group und nicht durch die Übertragung von Verbindlichkeiten refinanziert sind, und die Refinanzierung synthetisch übertragener Darlehen, bei denen die tatsächlichen Darlehen an Kunden bei der HVB Group verbleiben, widerspiegeln.

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu (pro forma)	Hypo Group (einzustellender Bereich, bevorstehende Abspaltung	Konsolidierung	HVB Group
					(in Mio. €)				
Handelsaktiva									
Zum 31. Dezember									
2003	40	2.892	77.164	—	366	80.462	—[1]	—[1]	—[1]
2002 (pro forma)[2]	54	2.489	82.275	—	434	85.252	—	—	—
2002 (tatsächlich)[3] .	54	2.489	82.275	—	434	85.252	0	0	85.252
2001	32	1.924	67.254	—	—	69.210	—	—	69.210
Verbindlichkeiten gegenüber Kreditinstituten[4]									
Zum 31. Dezember									
2003	1.054	6.415	112.304	—	(6.809)	112.964	—[1]	—[1]	—[1]
2002 (pro forma)[2] ..	1.629	5.462	134.989	—	(5.661)	136.419	—	—	—
2002 (tatsächlich)[3] .	1.629	5.462	130.007	—	(5.661)	131.437	21.550	(9.626)	143.361
2001	3.416	9.995	122.295	—	(12.017)	123.689	15.580	(4.645)	134.624
Verbindlichkeiten gegenüber Kunden[4]									
Zum 31. Dezember									
2003	58.480	52.603	29.109	355	(235)	140.312	—[1]	—[1]	—[1]
2002 (pro forma)[2]	54.509	54.483	37.434	325	345	147.096	—	—	—
2002 (tatsächlich)[3] .	54.509	54.483	35.096	325	345	144.758	10.216	(52)	154.922
2001	58.545	58.742	45.784	168	(515)	162.724	9.150	(212)	171.662
Verbriefte Verbindlichkeiten[5]									
Zum 31. Dezember									
2003	92	6.429	116.449	—	(242)	122.728	—[1]	—[1]	—[1]
2002 (pro forma)[2]	107	6.626	141.397	—	(607)	147.523	—	—	—
2002 (tatsächlich)[3] .	107	6.626	137.263	—	(607)	143.389	131.103	(2.931)	271.561
2001	115	7.273	173.393	—	(1.789)	178.992	135.236	(3.519)	310.709

(1) Die Abspaltung erfolgte am 29. September 2003, jedoch rückwirkend zum 1. Januar 2003.
(2) Auf Pro-forma-Basis, als ob die Abspaltung der Hypo Group zum 1. Januar 2002 erfolgt sei.
(3) Die Segmentdaten für 2002 wurden soweit erforderlich neu ausgewiesen, um diese Daten mit den Segmentdaten für 2003 vergleichbar zu machen. Siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Änderungen der Bilanzierungs- und Bewertungsmethoden; Ausweisänderungen."
(4) Ausschließlich begebener Hypothekenpfandbriefe und begebener öffentlicher Pfandbriefe.
(5) Einschließlich begebener Hypothekenpfandbriefe und begebener öffentlicher Pfandbriefe.

Ausgewählte statistische unkonsolidierte Angaben

Die im Folgenden aufgeführten Informationen umfassen nicht konsolidierte Finanz- und Statistikdaten der HypoVereinsbank sowie der Bank Austria Creditanstalt, der beiden bedeutendsten Tochtergesellschaften der HVB Group. Die nicht konsolidierte Bilanzsumme der HypoVereinsbank (nach deutschen Rechnungslegungsgrundsätzen) belief sich auf rund 62,8 % und die nicht konsolidierte Bilanzsumme der Bank Austria Creditanstalt (nach österreichischen Rechnungslegungsgrundsätzen) belief sich auf rund 22,5 % der konsolidierten Bilanzsumme der HVB Group (nach IFRS) zum 31. Dezember 2003.

HypoVereinsbank

Die nachstehenden ausgewählten statistischen Angaben sind aus nicht konsolidierten Finanzdaten der HypoVereinsbank abgeleitet, die nach deutschen Rechnungslegungsgrundsätzen erstellt wurden. Diese Daten wären anders, wenn sie für die Gruppe als Ganzes oder nach IFRS erstellt worden wären.

Durchschnittliche Salden und Zinssätze

Die folgenden Tabellen führen die durchschnittlichen Salden der Aktiva und Passiva der HypoVereinsbank auf nicht konsolidierter Basis (nach deutschen Rechnungslegungsgrundsätzen) für die Geschäftsjahre 2003, 2002 und 2001 auf. Für die Zwecke der nachfolgenden Tabellen werden die Durchschnittswerte auf der Grundlage der täglichen Endsalden während des betreffenden Zeitraums berechnet.

	Geschäftsjahr 2003			Geschäftsjahr 2002			Geschäftsjahr 2001		
	Durch-schnitts-saldo	Zins-ertrag/ -aufwand	Durch-schnitts-zinssatz p.a.	Durch-schnitts-saldo	Zins-ertrag/ -aufwand	Durch-schnitts-zinssatz p.a.	Durch-schnitts-saldo	Zins-ertrag/ -aufwand	Durch-schnitts-zinssatz p.a.
	(in Mio. €, soweit nicht anders angegeben)		(in %)	(in Mio. €, soweit nicht anders angegeben)		(in %)	(in Mio. €, soweit nicht anders angegeben)		(in %)
Aktiva									
Forderungen an Kreditinstitute	36.702	1.096	2,99	44.106	1.388	3,15	42.460	1.888	4,45
Forderungen an Kunden	73.624	2.686	3,65	86.142	3.481	4,04	90.048	4.652	5,17
Schatzwechsel und sonstige für die Refinanzierung bei Zentralbanken zulässige Wechsel sowie Schuldverschreibungen und sonstige festverzinsliche Wertpapiere	44.453	1.644	3,70	54.858	2.703	4,93	57.305	3.437	6,00
Hypothekendarlehen	109.382	6.070	5,55	112.206	6.362	5,67	111.122	6.457	5,81
Kommunalkredite	12.481	726	5,81	14.215	864	6,08	16.095	1.005	6,24
Zinstragende Aktiva insgesamt (A)	276.642	12.222	4,42	311.527	14.798	4,75	317.030	17.439	5,50
Aktien und sonstige nicht festverzinsliche Wertpapiere, Beteiligungen und Anteile an verbundenen Unternehmen	19.799	473	2,39	24.375	722	2,96	24.254	978	4,03
Ertragbringende Aktiva insgesamt (B)	296.441	12.695	4,28	335.902	15.520	4,62	341.284	18.417	5,40
Unverzinsliche Aktiva (einschließlich Kassenbestand, Guthaben bei Zentralbanken, Sachanlagen und immaterielle Vermögenswerte)	14.924	0		13.641	0		14.672	0	
Aktiva insgesamt	311.365	12.695	4,08	349.543	15.520	4,44	355.956	18.417	5,17
Passiva									
Verbindlichkeiten gegenüber Kreditinstituten	75.381	1.734	2,30	68.567	1.954	2,85	70.472	2.830	4,02
Verbindlichkeiten gegenüber Kunden	69.129	1.361	1,97	73.188	1.775	2,43	71.410	2.392	3,35
Verbriefte Verbindlichkeiten	92.847	4.012	4,32	126.273	5.783	4,58	130.528	6.708	5,14
Aufgenommene Darlehen und Namenspapiere Hypothekenbankgeschäft	35.365	2.063	5,84	37.082	2.237	6,03	38.416	2.361	6,15
Nachrangige Verbindlichkeiten	9.996	523	5,23	10.655	641	6,02	10.109	663	6,55
Verzinsliche Passiva insgesamt (C)	282.718	9.693	3,43	315.765	12.390	3,92	320.935	14.954	4,66
Unverzinsliche Passiva insgesamt[1]	28.647	0		33.778	0		35.021	0	
Passiva und Eigenkapital insgesamt	311.365	9.693	3,11	349.543	12.390	3,54	355.956	14.954	4,20
Nettozinsertrag (A minus C)		2.529			2.408			2.485	
Zinsüberschuss (B minus C)		3.002			3.130			3.463	
Nettozinsertrag als Prozentsatz von Durchschnittlichen zinstragenden Aktiva (A)		0,91			0,77			0,78	
Zinsüberschuss als Prozentsatz von Durchschnittlichen ertragbringenden Aktiva (B)		1,01			0,93			1,01	

[1] Einschließlich Eigenkapital, worin das gezeichnete Kapital, Rücklagen und kumulierte Erträge enthalten sind.

Durchschnittliche Zinssätze, Renditen und Margen

Die nachfolgende Tabelle zeigt die vorherrschenden durchschnittlichen Zinssätze und die durchschnittlichen Renditen, Spannen und Margen für die HypoVereinsbank auf nicht konsolidierter Basis (nach deutschen Rechnungslegungsgrundsätzen) in den Geschäftsjahren 2003, 2002 und 2001.

	Geschäftsjahr		
	2003	2002	2001
		(in % p.a.)	
Historische Sätze[1]			
EUR			
3-Monats EURIBOR	2,334	3,318	4,264
10-Jahres-Swap Germany	4,235	5,033	5,240
UK			
3-Monats GBP LIBOR	3,736	4,060	5,043
3-Monats USD LIBOR	1,216	1,795	3,782
U.S.			
Federal Funds Target Rate	1,120	1,673	3,904
Prime Rate	4,122	4,675	6,925
HypoVereinsbank			
Renditen, Spannen und Margen[2]			
Bruttozinssatz[3]	4,42	4,75	5,50
Zinsspanne[4]	0,99	0,83	0,84
Nettozinsmarge[5]	0,91	0,77	0,78

(1) Quelle: Thomson Financial Datastream.

(2) Die Renditen, Spannen und Margen in dieser Tabelle wurden auf Basis der obengenannten "Durchschnittlichen Salden und Zinssätze" errechnet, basierend auf zinstragenden Aktiva, einschließlich der Schuldverschreibungen.

(3) Der Bruttozinssatz entspricht dem durchschnittlichen Zinssatz auf durchschnittliche zinstragende Aktiva.

(4) Die Zinsspanne errechnet sich aus der Differenz zwischen dem durchschnittlichen Zinssatz auf durchschnittliche zinstragende Aktiva und dem auf durchschnittliche verzinsliche Passiva bezahlten durchschnittlichen Zinssatz.

(5) Die Nettozinsmarge entspricht dem Nettozinsertrag als Prozentsatz der durchschnittlichen zinstragenden Aktiva.

Veränderungen beim Zinsertrag/Zinsaufwendungen—Analyse nach Volumen und Zinssätzen

Die nachfolgende Tabelle zeigt die Veränderungen des Zinsüberschusses der HypoVereinsbank auf nicht konsolidierter Basis (nach deutschen Rechnungslegungsgrundsätzen) in den Geschäftsjahren 2003, 2002 und 2001 nach Volumen und Zinssätzen. Die Volumen- und Zinssatzveränderungen wurden auf der Grundlage von Bewegungen der durchschnittlichen Salden während des Zeitraums und Veränderungen der Zinssätze für durchschnittliche zinstragende Aktiva und durchschnittliche verzinsliche Passiva berechnet.

	Vergleich Geschäftsjahr 2003 mit 2002			Vergleich Geschäftsjahr 2002 mit 2001		
	Veränderung (Netto)	Volumen-induzierte Veränderung	Zinsinduzierte Veränderung	Veränderung (Netto)	Volumen-induzierte Veränderung	Zinsinduzierte Veränderung
			(in Mio. €)			
Verzinsliche Aktiva						
Zinsertrag und Erträge aus Wertpapieren und Beteiligungen:						
Forderungen an Kreditinstitute	(292)	(34)	(258)	(500)	77	(577)
Forderungen an Kunden	(795)	(69)	(726)	(1.171)	(194)	(977)
Hypothekendarlehen	(292)	(32)	(260)	(95)	65	(160)
Kommunalkredite	(138)	(25)	(113)	(141)	(116)	(25)
Schatzwechsel und sonstige für die Refinanzierung bei Zentralbanken zulässige Wechsel sowie Schuldverschreibungen und sonstige festverzinsliche Wertpapiere	(1.059)	(76)	(983)	(734)	(142)	(592)
Aktien und andere nicht festverzinsliche Wertpapiere	(249)	(13)	(236)	(256)	5	(261)
Zinserträge insgesamt	(2.825)	(249)	(2.576)	(2.897)	(305)	(2.592)
Verzinsliche Passiva						
Zinsaufwendungen:						
Verbindlichkeiten gegenüber Kreditinstituten	(220)	(4)	(216)	(876)	(74)	(802)
Verbindlichkeiten gegenüber Kunden	(414)	(12)	(402)	(617)	62	(679)
Hypotheken-Namenspfandbriefe	(174)	(23)	(151)	(124)	(79)	(45)
Verbriefte Verbindlichkeiten	(1.771)	(351)	(1.420)	(925)	(213)	(712)
Nachrangige Verbindlichkeiten	(118)	(9)	(109)	(22)	44	(66)
Zinsaufwendungen insgesamt	(2.697)	(399)	(2.298)	(2.564)	(261)	(2.303)

Wertpapiere

In Übereinstimmung mit den Anforderungen nach deutschem Recht teilt die HypoVereinsbank ihr Wertpapierportfolio in zwei Kategorien ein: Umlaufvermögen und Anlagevermögen. Das Umlaufvermögen setzt sich aus dem Handels- und dem Liquiditätsvorsorgebestand auf nicht konsolidierter Basis zusammen und besteht vor allem aus festverzinslichen Wertpapieren. Die Wertpapiere des Liquiditätsvorsorgebestands, die nicht Portfolien zugeordnet sind, werden nach dem strengen Niederstwertprinzip bewertet. Die

Wertpapiere des Liquiditätsvorsorgebestands, die Portfolien zugeordnet sind, werden nach den Grundsätzen der Bewertung von Bewertungseinheiten behandelt. Bei den Wertpapieren, die nicht Portfolien zugeordnet sind, handelt es sich im Wesentlichen um strategische Positionen. Die Grundsätze der Bewertung von Bewertungseinheiten ergeben sich aus Verlautbarungen und Kommentierungen zur Weiterentwicklung der Bilanzierungsgrundsätze nach HGB. Ein sich ergebender Bewertungsgewinn wird bei der Ergebnisermittlung nicht berücksichtigt, für einen Verlustsaldo wird eine Rückstellung gebildet. Für Wertpapiere des Anlagevermögens wird eine Abschreibung nur bei einer voraussichtlich dauernden Wertminderung vorgenommen.

Die nachfolgende Tabelle zeigt das Wertpapierportfolio der HypoVereinsbank auf einer nicht konsolidierten Basis (nach deutschen Rechnungslegungsgrundsätzen) zum 31. Dezember 2003, 2002 und 2001.

	Zum 31. Dezember		
	2003	2002	2001
		(in Mio. €)	
Wertpapiere			
Handelsbestand:			
Verzinsliche Wertpapiere	23.001	25.909	31.221
Aktien	2.852	1.951	2.924
Sonstige unverzinsliche Wertpapiere	19	177	183
Investmentfondszertifikate	359	154	276
Handelsbestand insgesamt	26.231	28.191	34.604
Liquiditätsportfolio (zur Veräußerung verfügbar):			
Verzinsliche Wertpapiere	19.327	27.062	30.101
Aktien	1.052	947	5.117
Sonstige unverzinsliche Wertpapiere	0	0	0
Investmentfondszertifikate	1.702	1.800	299
Liquiditätsportfolio insgesamt	22.081	29.809	35.517
Anlagebestand:			
Verzinsliche Wertpapiere	2.279	3.262	4.581
Aktien	4.346	5.553	—
Investmentfondszertifikate	—	—	—
Anlagebestand insgesamt	6.625	8.815	4.581
Wertpapiere insgesamt	54.937	66.815	74.702

Finanzierung

Gliederung nach Finanzierungsquellen

Die nachfolgende Tabelle zeigt die Quellen der Einlagen und Fremdmittel der HypoVereinsbank auf nicht konsolidierter Basis (nach deutschen Rechnungslegungsgrundsätzen) zum 31. Dezember 2003, 2002 und 2001, jeweils nach bestimmten Hauptkategorien und dem Prozentsatz dieser Kategorien an der gesamten Finanzierung. Geldmarktinstrumente werden als Verbriefte Verbindlichkeiten/Emittierte Anleihen erfasst.

	Zum 31. Dezember					
	2003		2002		2001	
	(in Mio. €)	(in %)	(in Mio. €)	(in %)	(in Mio. €)	(in %)
Gliederung nach Finanzierungsquellen						
Einlagen:						
Spareinlagen	12.716	4,6	8.370	2,7	8.342	2,4
Sonstige Verbindlichkeiten gegenüber Kunden	80.129	28,9	91.001	28,9	102.675	29,3
Verbindlichkeiten gegenüber Kreditinstituten	88.719	32,0	99.677	31,7	90.806	26,0
Einlagen insgesamt	181.564	65,5	199.048	63,3	201.823	57,7
Verbriefte Verbindlichkeiten:						
Begebene Schuldverschreibungen	85.963	31,0	104.476	33,2	137.075	39,2
Andere verbriefte Anleihen	11	0,0	33	0,0	127	0,0
Verbriefte Verbindlichkeiten insgesamt	85.974	31,0	104.509	33,2	137.202	39,2
Nachrangige Verbindlichkeiten	9.530	3,4	10.467	3,3	10.532	3,0
Genussrechtskapital	409	0,1	511	0,2	512	0,1
Finanzierungskapital insgesamt	277.477	100,0	314.535	100,0	350.069	100,0

Fristenstruktur der Aktiva und Passiva

Die nachfolgenden Tabellen zeigen eine detailliertere Darstellung der Restlaufzeit bestimmter Aktiva und Passiva der HypoVereinsbank auf nicht konsolidierter Basis (nach deutschen Rechnungslegungsgrundsätzen) zum 31. Dezember 2003, 2002 und 2001.

	Zum 31. Dezember 2003				
		Befristet mit Restlaufzeit			
	Täglich fällig	Bis ein Jahr	Zwischen einem und fünf Jahren	Über fünf Jahre	Insgesamt
			(in Mio. €)		
Aktiva					
Forderungen an Kreditinstitute[1]	16.237	29.521	5.639	3.060	54.457
Forderungen an Kunden[2]	15.258	19.491	32.886	102.769	170.404
Aktiva insgesamt	31.495	49.012	38.525	105.829	224.861
Passiva					
Verbindlichkeiten gegenüber Kreditinstituten	18.029	53.985	10.714	5.991	88.719
Verbindlichkeiten gegenüber Kunden:					
Spareinlagen	0	12.567	149	0	12.716
Sonstige Verbindlichkeiten	24.150	23.885	15.177	16.917	80.129
Verbindlichkeiten gegenüber Kunden insgesamt	24.150	36.452	15.326	16.917	92.845
Verbriefte Verbindlichkeiten	0	21.684	48.374	15.916	85.974
Passiva insgesamt	42.179	112.121	74.414	38.824	267.538

(1) Einschließlich nichtbörsennotierter Wertpapiere und Geldmarktgeschäfte.
(2) Einschließlich nichtbörsennotierter Wertpapiere.

	Zum 31. Dezember 2002				
		Befristet mit Restlaufzeit			
	Täglich fällig	Bis ein Jahr	Zwischen einem und fünf Jahren	Über fünf Jahre	Insgesamt
			(in Mio. €)		
Aktiva					
Forderungen an Kreditinstitute[1]	19.621	23.714	4.296	1.648	49.279
Forderungen an Kunden[2]	16.472	26.542	43.757	115.757	202.528
Aktiva insgesamt	36.093	50.256	48.053	117.405	251.807
Passiva					
Verbindlichkeiten gegenüber Kreditinstituten	16.144	70.358	6.941	6.234	99.677
Verbindlichkeiten gegenüber Kunden:					
Spareinlagen	0	8.208	162	0	8.370
Sonstige Verbindlichkeiten	26.271	28.843	18.997	16.890	91.001
Verbindlichkeiten gegenüber Kunden insgesamt	26.271	37.051	19.159	16.890	99.371
Verbriefte Verbindlichkeiten	0	36.637	49.813	18.059	104.509
Passiva insgesamt	42.415	144.046	75.913	41.183	303.557

(1) Einschließlich nichtbörsennotierter Wertpapiere und Geldmarktgeschäfte.
(2) Einschließlich nichtbörsennotierter Wertpapiere.

	Zum 31. Dezember 2001				
		Befristet mit Restlaufzeit			
	Täglich fällig	Bis ein Jahr	Zwischen einem und fünf Jahren	Über fünf Jahre	Insgesamt
			(in Mio. €)		
Aktiva					
Forderungen an Kreditinstitute[1]	14.108	41.791	4.882	1.484	62.265
Forderungen an Kunden[2]	15.691	35.314	43.952	119.579	214.536
Aktiva insgesamt	29.799	77.105	48.834	121.063	276.801
Passiva					
Verbindlichkeiten gegenüber Kreditinstituten	15.653	59.007	9.638	6.508	90.806
Verbindlichkeiten gegenüber Kunden:					
Spareinlagen	0	8.163	179	0	8.342
Sonstige Verbindlichkeiten	29.015	36.080	20.169	17.411	102.675
Verbindlichkeiten gegenüber Kunden insgesamt	29.015	44.243	20.348	17.411	111.017
Verbriefte Verbindlichkeiten	0	60.500	58.047	18.655	137.202
Passiva insgesamt	44.668	163.750	88.033	42.574	339.025

(1) Einschließlich nichtbörsennotierter Wertpapiere und Geldmarktgeschäfte.
(2) Einschließlich nichtbörsennotierter Wertpapiere.

Grenzüberschreitende Forderungen

Die nachfolgenden Tabellen zeigen alle Forderungen und Eventualforderungen der HypoVereinsbank auf nicht konsolidierter Basis, die grenzüberschreitend aus Sicht der kreditausreichenden Stelle und in Fremdwährung aus Sicht des Kreditnehmerlandes sind (gemäß Länderrisikodefinition). Dies beinhaltet Forderungen gegen Kreditinstitute, Forderungen gegen Firmen- und Privatkunden sowie Anlage und Handel in Wertpapieren, ausgenommen sind: Aktien, Aktien- und Mischfonds, Optionen auf Aktienindizes, Währungen, Zinssätze und Futures, Genussscheine und Bezugsrechte, Kreditexposures innerhalb der Euro-Zone, Kreditexposures, die auf Währung des Landes des Kreditnehmers lauten, lokale Fremdwährungsgeschäfte ausländischer Einheiten innerhalb der HVB Group, Kreditexposures für die Einzelwertberichtigungen gebildet wurden, Kreditexposures mit Supranationalen Organisationen und Kapitalbeteiligungen sind ebenfalls ausgenommen. Definitionsgemäß schließt das Länderrisiko sowohl Devisentransfer- und Konvertibilitätsrisiken als auch Sovereign Risk (Ausfallrisiko eines Staates oder staatlicher Organe) ein. Vor 2001 berücksichtigte die HypoVereinsbank keine Devisentermingeschäfte, begann aber damit Anfang 2001. Der Wert der länderrisikoreduzierenden Sicherheiten wird in Abzug gebracht. Die länderrisikorelevanten Außenstände der HypoVereinsbank werden durch ein spezielles Länderlimitüberwachungssystem kontrolliert und täglich überprüft, um zu hohe wirtschaftliche und politische Risiken zu vermeiden. Durch die geplante Herabsetzung der gewichteten Risikoaktiva konnten die grenzüberschreitenden Forderungen in Fremdwährung vom Jahresende 2002 bis Jahresende 2003 um € 40.302 Mio. bzw. 53,28 % gesenkt werden. Eine Beschreibung des Plans des Konzerns zur Herabsetzung der risikogewichteten Aktiva findet sich im Abschnitt "Geschäftstätigkeit der HVB Group—Einleitung—Transformationsprogramm 2003". Grenzüberschreitende Forderungen werden dem jeweiligen Länderrisikoland zugeordnet. Die Festlegung des Länderrisikolandes erfolgt durch den Ratingvergleich zwischen dem wirtschaftlichen Risikoland und dem Sitzland des Kreditnehmers. Das Land mit dem schlechteren Rating wird als Länderrisikoland angenommen.

	Zum 31. Dezember		
	2003	**2002**	**2001**
		(in Mio. €)	
Grenzüberschreitende Forderungen			
Großbritannien	10.503	26.769	25.166
Cayman Islands	5.301	11.897	6.938
USA	3.315	4.638	9.350
Schweiz	2.675	3.561	4.478
Japan	2.713	3.238	4.827
Dänemark	561	1.412	938
Australien	409	1.252	1.917
Kanada	430	839	1.218
CEE Länder (außer Polen)	630	946	1.148
Polen	194	478	952
Sonstige westeuropäische Länder[1]	2.708	3.542	3.046
Sonstige Regionen			
Asien/Ozeanien	2.279	11.182	8.116
GUS/Zentralasien	1.255	1.380	1.390
Mittel-/Südamerika	934	2.060	2.569
Naher-/Mittlerer Osten/Nordafrika	977	1.515	1.636
Sonstige Länder	460	937	1.203
Insgesamt	35.344	75.646	74.892

(1) Ohne Länder der Euro-Zone.

Länderrisiko außerhalb der Euro-Zone

Die nachfolgende Tabelle zeigt das Länderrisiko der HypoVereinsbank auf nicht konsolidierter Basis zum 30. Juni 2003 sowie zum 31. Dezember 2003, 2002 und 2001 nach geographischen Regionen.

	Zum 31. Dezember		
	2003	2002	2001
		(in Mio. €)	
Länderrisiko außerhalb der Euro-Zone			
Westeuropa[1]	16.447	35.283	33.628
Nordamerika[2]	9.046	17.389	17.701
Asien/Pazifik[3]	5.402	15.672	14.861
Mittel- und Südamerika	934	2.060	2.569
CEE-Länder	785	1.424	2.100
Naher und Mittlerer Osten/Nordafrika	977	1.515	1.636
GUS, Türkei	1.255	1.380	1.390
Südafrika	460	888	926
Baltische Staaten	38	35	81
Länderrisiko insgesamt	35.344	75.646	74.892

(1) Länder außerhalb der Euro-Zone.
(2) USA, Kanada und Cayman Islands.
(3) Einschließlich Japan, Australien und Neuseeland.

Bank Austria Creditanstalt

Die nachstehend präsentierten statistischen Angaben sind ungeprüft und den nicht konsolidierten Finanz- und Statistikinformationen der Bank Austria Creditanstalt entnommen, die nach allgemein anerkannten österreichischen Rechnungslegungsgrundsätzen und österreichischen bankaufsichtsrechtlichen Vorgaben erstellt wurden. Diese Angaben würden anders lauten, wenn sie für die Gruppe als Ganzes oder nach IFRS erstellt worden wären. In bestimmten Fällen sind die statistischen Angaben aus gesetzlich vorgeschriebenen Berichten sowie Ausweisen entnommen, die der Oesterreichischen Nationalbank für aufsichtsrechtliche Zwecke vorgelegt werden müssen. Diese Daten werden als regulärer Bestandteil der Finanzberichterstattung und Managementinformationssysteme der Bank Austria Creditanstalt zusammengestellt. Vor ihrer Verschmelzung am 12. August 2002 haben die ehemalige Bank Austria AG und die ehemalige Creditanstalt AG getrennt voneinander statistische Daten an die Oesterreichische Nationalbank übermittelt. Dementsprechend handelt es sich bei den nachfolgenden statistischen Daten, soweit sie sich auf Zeiträume vor dem 12. August 2002 beziehen, um eine pro forma-Darstellung der statistischen Daten, wie sie jeweils getrennt voneinander von der ehemaligen Bank Austria AG und der ehemaligen Creditanstalt AG übermittelt wurden, unter Berücksichtigung entsprechender Anpassungen zum Zwecke der Konsolidierung der statistischen Daten des jeweils anderen Unternehmens.

Durchschnittliche Salden und Zinssätze

Die folgenden Tabellen führen die durchschnittlichen Salden der Aktiva und Passiva der Bank Austria Creditanstalt auf nicht konsolidierter Basis (nach österreichischen Rechnungslegungsgrundsätzen) für die Geschäftsjahre 2003, 2002 und 2001 auf. Für die Zwecke der nachfolgenden Tabellen wurden die Durchschnittswerte auf der Grundlage der täglichen Endsalden während des betreffenden Zeitraums berechnet.

	Geschäftsjahr 2003			Geschäftsjahr 2002			Geschäftsjahr 2001		
	Durch-schnitts-saldo	Zins-ertrag/-aufwand	Durch-schnitts-zinssatz p.a.	Durch-schnitts-saldo	Zins-ertrag/-aufwand	Durch-schnitts-zinssatz p.a.	Durch-schnitts-saldo	Zins-ertrag/-aufwand	Durch-schnitts-zinssatz p.a.
	(in Mio. €, soweit nicht anders angegeben)		(in %)	(in Mio. €, soweit nicht anders angegeben)		(in %)	(in Mio. €, soweit nicht anders angegeben)		(in %)
Aktiva									
Forderungen an Kreditinstitute	26.743	676	2,53	33.509	1.123	3,35	33.279	1.578	4,74
Forderungen an Kunden	57.952	2.257	3,89	59.739	2.675	4,48	61.012	3.196	5,24
Schatzwechsel und sonstige für die Refinanzierung bei Zentralbanken zulässige Wechsel sowie Schuldverschreibungen und sonstige festverzinsliche Wertpapiere	12.789	492	3,85	14.389	610	4,24	15.080	839	5,56
Zinstragende Aktiva insgesamt (A)	97.484	3.425	3,51	107.637	4.408	4,10	109.371	5.613	5,13
Aktien und sonstige nicht festverzinsliche Wertpapiere, Beteiligungen und Anteile an verbundenen Unternehmen	7.903	239	3,02	8.116	326	4,02	6.592	312	4,73
Ertragbringende Aktiva insgesamt (B)	105.387	3.664	3,48	115.753	4.734	4,09	115.963	5.925	5,11
Unverzinsliche Aktiva (einschließlich Kassenbestand, Guthaben bei Zentralbanken, Sachanlagen und immaterielle Vermögenswerte)	2.985	0		4.069	0		4.846	0	
Aktiva insgesamt	108.372	3.664	3,38	119.822	4.734	3,95	120.809	5.925	4,90
Passiva									
Verbindlichkeiten gegenüber Kreditinstituten	37.279	887	2,38	44.398	1.361	3,07	44.807	1.887	4,21
Verbindlichkeiten gegenüber Kunden	35.075	655	1,87	35.510	830	2,34	35.541	1.051	2,96
Verbriefte Verbindlichkeiten	19.372	679	3,51	24.687	946	3,83	25.744	1.262	4,90
Verzinsliche Passiva insgesamt (C)	91.726	2.221	2,42	104.595	3.137	3,00	106.092	4.200	3,96
Unverzinsliche Passiva insgesamt[1]	16.646	0		15.227	0		14.717	0	
Passiva und Eigenkapital insgesamt	108.372	2.221	2,05	119.882	3.137	2,62	120.809	4.200	3,48
Nettozinsertrag (A minus C)		1.204			1.271			1.413	
Zinsüberschuss (B minus C)		1.443			1.597			1.725	
Nettozinsertrag als Prozentsatz von									
Durchschnittlichen zinstragenden Aktiva (A)		1,24			1,18			1,29	
Zinsüberschuss als Prozentsatz von									
Durchschnittlichen ertragbringenden Aktiva (B)		1,37			1,38			1,49	

(1) Einschließlich Eigenkapital, worin das gezeichnete Kapital, Rücklagen und kumulierte Erträge enthalten sind.

Durchschnittliche Zinssätze, Renditen und Margen

Die nachfolgende Tabelle zeigt die vorherrschenden durchschnittlichen Zinssätze und die durchschnittlichen Renditen, Spannen und Margen für die Bank Austria Creditanstalt auf nicht konsolidierter Basis (nach österreichischen Rechnungslegungsgrundsätzen) in den Geschäftsjahren 2003, 2002 und 2001.

	Geschäftsjahr		
	2003	2002	2001
		(in % p.a.)	
Historische Sätze[1]			
EUR			
3-Monats EURIBOR	2,334	3,318	4,264
10-Jahres-Swap Austria	4,235	5,033	5,240
UK			
3-Monats GBP LIBOR	3,736	4,060	5,043
3-Monats USD LIBOR	1,216	1,795	3,782
U.S.			
Federal Funds Target Rate	1,120	1,673	3,904
Prime Rate	4,122	4,675	6,925
Bank Austria Creditanstalt			
Renditen, Spannen und Margen[2]			
Bruttozinssatz[3]	3,51	4,10	5,13
Zinsspanne[4]	1,09	1,10	1,17
Nettozinsmarge[5]	1,24	1,18	1,29

[1] Quelle: Thomson Financial Datastream.
[2] Die Renditen, Spannen und Margen in dieser Tabelle wurden auf Basis der oben genannten "Durchschnittlichen Salden und Zinssätze" errechnet, basierend auf zinstragenden Aktiva, einschließlich der Schuldverschreibungen.
[3] Der Bruttozinssatz entspricht dem durchschnittlichen Zinssatz auf durchschnittliche zinstragende Aktiva.
[4] Die Zinsspanne errechnet sich aus der Differenz zwischen dem durchschnittlichen Zinssatz auf durchschnittliche zinstragende Aktiva und dem auf durchschnittliche verzinsliche Passiva bezahlten durchschnittlichen Zinssatz.
[5] Die Nettozinsmarge entspricht dem Nettozinsertrag als Prozentsatz der durchschnittlichen zinstragenden Aktiva.

Veränderungen beim Zinsertrag/Zinsaufwendungen—Analyse nach Volumen und Zinssätzen

Die nachfolgende Tabelle zeigt die Veränderungen des Zinsüberschusses der Bank Austria Creditanstalt auf nicht konsolidierter Basis (nach österreichischen Rechnungslegungsgrundsätzen) in den Geschäftsjahren 2003, 2002 und 2001 nach Volumen und Zinssätzen. Die Volumen- und Zinssatzveränderungen wurden auf der Grundlage von Bewegungen der durchschnittlichen Salden während des Zeitraums und Veränderungen der Zinssätze für durchschnittliche zinstragende Aktiva und durchschnittliche verzinsliche Passiva berechnet.

	Vergleich Geschäftsjahr 2003 mit 2002			Vergleich Geschäftsjahr 2002 mit 2001		
	Veränderung (Netto)	Volumen-induzierte Veränderung	Zinsinduzierte Veränderung	Veränderung (Netto)	Volumen-induzierte Veränderung	Zinsinduzierte Veränderung
			(in Mio. €)			
Verzinsliche Aktiva						
Zinsertrag und Erträge aus Wertpapieren und Beteiligungen:						
Forderungen an Kreditinstitute	(447)	(202)	(245)	(455)	11	(466)
Forderungen an Kunden	(418)	(77)	(341)	(521)	(66)	(455)
Schatzwechsel und sonstige für die Refinanzierung bei Zentralbanken zulässige Wechsel sowie Schuldverschreibungen und sonstige festverzinsliche Wertpapiere	(118)	(65)	(53)	(229)	(37)	(192)
Aktien und andere nicht festverzinsliche Wertpapiere	(87)	(8)	(79)	14	40	(26)
Zinserträge insgesamt	(1.070)	(352)	(718)	(1.191)	(52)	(1.139)
Verzinsliche Passiva						
Zinsaufwendungen:						
Verbindlichkeiten gegenüber Kreditinstituten	(474)	(197)	(277)	(526)	(17)	(509)
Verbindlichkeiten gegenüber Kunden	(175)	(10)	(165)	(221)	(1)	(220)
Verbriefte Verbindlichkeiten	(267)	(192)	(75)	(316)	(50)	(266)
Zinsaufwendungen insgesamt	(916)	(399)	(516)	(1.063)	(68)	(995)

Wertpapiere

In Übereinstimmung mit den Anforderungen nach österreichischem Recht teilt die Bank Austria Creditanstalt ihr Wertpapierportfolio in zwei Kategorien ein: Umlaufvermögen und Finanzanlagen. Das Umlaufvermögen setzt sich in erster Linie aus dem Handelsbestand der Bank Austria Creditanstalt auf nicht konsolidierter Basis zusammen, besteht hauptsächlich aus festverzinslichen Wertpapieren und wird zum Marktwert ausgewiesen. Finanzanlagen setzen sich aus dem Liquiditäts- und dem Investmentportfolio zusammen, werden zu fortgeschriebenen Anschaffungskosten ausgewiesen und werden nur bei einer wesentlichen andauernden Verschlechterung der Bonität des Kontrahenten wertgemindert. Das Investmentportfolio besteht aus Wertpapieren, welche die Bank Austria Creditanstalt bis zur Fälligkeit zu halten beabsichtigt.

	Zum 31. Dezember		
	2003	2002	2001
		(in Mio. €)	
Wertpapiere			
Handelsbestand:			
Verzinsliche Wertpapiere	4.185	4.779	3.779
Aktien	132	81	149
Sonstige unverzinsliche Wertpapiere	11	14	17
Investmentfondszertifikate	29	761	699
Handelsbestand insgesamt	4.357	5.635	4.644
Liquiditätsportfolio (zur Veräußerung verfügbar):			
Verzinsliche Wertpapiere	736	1.625	2.092
Aktien	83	99	177
Sonstige unverzinsliche Wertpapiere	164	168	430
Investmentfondszertifikate	1.066	1.093	1.117
Liquiditätsportfolio insgesamt	2.049	2.985	3.816
Anlagebestand:			
Verzinsliche Wertpapiere	6.646	7.336	8.211
Aktien	355	355	345
Sonstige unverzinsliche Wertpapiere	1.282	1.285	1.063
Investmentfondszertifikate	—	—	—
Anlagebestand insgesamt	8.283	8.976	9.619
Wertpapiere insgesamt	14.689	17.596	18.079

Finanzierung

Gliederung nach Finanzierungsquellen

Die nachfolgende Tabelle zeigt die Quellen der Einlagen und Fremdmittel der Bank Austria Creditanstalt auf nicht konsolidierter Basis zum 31. Dezember 2003, 2002 und 2001, jeweils nach bestimmten Hauptkategorien und dem Prozentsatz dieser Kategorien an der gesamten Finanzierung.

	Zum 31. Dezember					
	2003		2002		2001	
	(in Mio. €)	(in %)	(in Mio. €)	(in %)	(in Mio. €)	(in %)
Gliederung nach Finanzierungsquellen						
Einlagen:						
Spareinlagen	14.192	15,2	14.320	14,3	15.040	13,1
Sonstige Verbindlichkeiten gegenüber Kunden	22.955	24,6	23.654	23,6	26.949	23,4
Verbindlichkeiten gegenüber Kreditinstituten	37.692	40,3	39.872	39,7	46.143	40,1
Einlagen insgesamt	74.839	80,1	77.846	77,5	88.132	76,6
Verbriefte Verbindlichkeiten:						
Emittierte Anleihen	7.973	8,6	9.090	9,1	10.912	9,5
Sonstige	5.608	6,0	7.578	7,5	9.412	8,2
Verbriefte Verbindlichkeiten insgesamt	13.581	14,6	16.668	16,6	20.324	17,7
Nachrangige Verbindlichkeiten	3.753	4,0	4.704	4,7	5.380	4,7
Ergänzungskapital	1.227	1,3	1.204	1,2	1.272	1,1
Finanzierungskapital insgesamt	93.400	100,0	100.422	100,0	115.108	100,0

Fristenstruktur der Aktiva und Passiva

Die nachfolgenden Tabellen zeigen eine detailliertere Darstellung der Restlaufzeit bestimmter Aktiva und Passiva der Bank Austria Creditanstalt auf nicht konsolidierter Basis zum 31. Dezember 2003, 2002 und 2001.

	Zum 31. Dezember 2003				
		Befristet mit Restlaufzeit			
	Täglich fällig	Bis ein Jahr	Zwischen einem und fünf Jahren	Über fünf Jahre	Insgesamt
			(in Mio. €)		
Aktiva					
Forderungen an Kreditinstitute[1]	2.771	14.728	3.978	3.997	25.474
Forderungen an Kunden[2]	4.147	9.947	10.611	33.105	57.810
Aktiva insgesamt	6.918	24.675	14.589	37.102	83.284
Passiva					
Verbindlichkeiten gegenüber Kreditinstituten	3,824	20.356	2.744	10.768	37.692
Verbindlichkeiten gegenüber Kunden:					
Spareinlagen	49	3.337	4.715	6.091	14.192
Sonstige Verbindlichkeiten	14.023	7.369	635	928	22.955
Verbindlichkeiten gegenüber Kunden insgesamt	14.072	10.706	5.350	7.019	37.147
Verbriefte Verbindlichkeiten	125	2.361	7.838	3.257	13.581
Passiva insgesamt	18.021	33.423	15.932	21.044	88.420

(1) Einschließlich nichtbörsennotierter Wertpapiere und Geldmarktgeschäfte.
(2) Einschließlich nichtbörsennotierter Wertpapiere.

	Zum 31. Dezember 2002				
		Befristet mit Restlaufzeit			
	Täglich fällig	Bis ein Jahr	Zwischen einem und fünf Jahren	Über fünf Jahre	Insgesamt
			(in Mio. €)		
Aktiva					
Forderungen an Kreditinstitute[1]	532	21.335	1.816	3.931	27.614
Forderungen an Kunden[2]	6.342	10.738	9.214	33.085	59.379
Aktiva insgesamt	6.874	32.073	11.030	37.016	86.993
Passiva					
Verbindlichkeiten gegenüber Kreditinstituten	1.540	26.075	2.519	9.738	39.872
Verbindlichkeiten gegenüber Kunden:					
Spareinlagen	29	3.755	4.169	6.367	14.320
Sonstige Verbindlichkeiten	11.813	9.907	789	1.145	23.654
Verbindlichkeiten gegenüber Kunden insgesamt	11.842	13.662	4.958	7.512	37.974
Verbriefte Verbindlichkeiten	0	4.213	8.243	4.212	16.668
Passiva insgesamt	13.382	43.950	15.720	21.462	94.514

(1) Einschließlich nichtbörsennotierter Wertpapiere und Geldmarktgeschäfte.
(2) Einschließlich nichtbörsennotierter Wertpapiere.

	Zum 31. Dezember 2001				
		Befristet mit Restlaufzeit			
	Täglich fällig	Bis ein Jahr	Zwischen einem und fünf Jahren	Über fünf Jahre	Insgesamt
			(in Mio. €)		
Aktiva					
Forderungen an Kreditinstitute[1]	3.437	24.925	4.960	4.166	37.488
Forderungen an Kunden[2]	6.088	11.491	9.304	35.970	62.853
Aktiva insgesamt	9.525	36.416	14.264	40.136	100.341
Passiva					
Verbindlichkeiten gegenüber Kreditinstituten	5.147	28.451	649	11.896	46.143
Verbindlichkeiten gegenüber Kunden:					
Spareinlagen	155	3.790	5.119	5.976	15.040
Sonstige Verbindlichkeiten	13.168	11.585	727	1.470	26.950
Verbindlichkeiten gegenüber Kunden insgesamt	13.323	15.375	5.846	7.446	41.990
Verbriefte Verbindlichkeiten	33	6.074	8.273	5.944	20.324
Passiva insgesamt	18.503	49.900	14.768	25.286	108.457

(1) Einschließlich nichtbörsennotierter Wertpapiere und Geldmarktgeschäfte.
(2) Einschließlich nichtbörsennotierter Wertpapiere.

Grenzüberschreitende Forderungen

Die nachfolgenden Tabellen zeigen alle Forderungen und Eventualforderungen der Bank Austria Creditanstalt auf unkonsolidierter Basis gegenüber Nichtansässigen, einschließlich aus dem Handel, der Forderungen an Kreditinstitute, der Forderungen an Firmen- und Privatkunden sowie der Investition in und dem Handel mit Wertpapieren. Diese grenzüberschreitenden Außenstände werden durch ein entwickeltes System von Länderlimits kontrolliert, die täglich überprüft werden, um ein zu hohes Engagement in Bezug auf bestimmte wirtschaftliche oder politische Risiken zu vermeiden.

Grenzüberschreitende Forderungen basieren auf dem Land oder dem Wohnsitz des Kreditnehmers.

	Zum 31. Dezember 2003		
	Insgesamt	Banken	Kunden (außer Banken)
		(in Mio. €)	
Grenzüberschreitende Forderungen:			
Deutschland	18.670	14.906	3.764
Großbritannien	11.440	8.836	2.604
USA	6.119	2.017	4.102
CEE Länder (außer Polen)	4.787	1.851	2.936
Frankreich	3.189	2.636	553
Italien	3.045	1.634	1.411
Schweiz	2.434	838	1.596
Niederlande	1.624	976	648
Polen	1.429	532	897
Cayman Islands	954	821	133
Belgien	893	461	432
Spanien	769	517	252
Irland	764	647	117
Kanada	709	269	440
Luxemburg	517	432	85
Dänemark	432	305	127
Australien	392	382	10
Japan	202	180	22
Sonstige westeuropäische Länder	3.331	1.832	1.499
Sonstige Länder	1.809	1.251	558
Grenzüberschreitende Forderungen insgesamt	63.509	41.323	22.186

	Zum 31. Dezember 2002		
	Insgesamt	Banken	Kunden (außer Banken)
		(in Mio. €)	
Grenzüberschreitende Forderungen:			
Deutschland	13.637	10.957	2.680
Großbritannien	11.797	9.075	2.722
USA	7.475	4.085	3.390
CEE Länder (außer Polen)	3.354	1.253	2.101
Frankreich	3.213	2.717	497
Schweiz	3.034	629	2.405
Italien	2.979	1.506	1.473
Niederlande	1.541	985	556
Luxemburg	1.429	1.346	83
Cayman Islands	1.409	1.144	265
Polen	893	349	544
Spanien	893	559	334
Kanada	677	330	347
Belgien	614	330	284
Dänemark	478	279	199
Irland	436	326	110
Australien	248	238	10
Japan	170	165	5
Sonstige westeuropäische Länder	2.027	1.123	904
Sonstige Länder	1.830	1.009	822
Grenzüberschreitende Forderungen insgesamt	58.134	38.404	19.730

	Zum 31. Dezember 2001		
	Insgesamt	Banken	Kunden (außer Banken)
		(in Mio. €)	
Grenzüberschreitende Forderungen:			
Deutschland	14.802	12.600	2.203
Italien	6.999	5.676	1.323
Großbritannien	6.994	3.755	3.240
USA	6.923	3.900	3.023
Frankreich	4.036	3.538	498
Schweiz	3.598	1.742	1.856
CEE Länder (außer Polen)	2.633	1.096	1.537
Luxemburg	2.037	1.523	514
Niederlande	1.979	1.369	610
Cayman Islands	1.343	1.101	242
Kanada	1.206	851	355
Spanien	1.140	559	581
Dänemark	948	471	477
Belgien	788	354	434
Irland	765	645	120
Polen	748	308	440
Japan	985	918	67
Australien	284	270	14
Sonstige westeuropäische Länder	3.389	1.831	1.558
Sonstige Länder	1.784	773	1.010
Grenzüberschreitende Forderungen insgesamt	63.382	43.280	20.101

Länderrisiko außerhalb der Euro-Zone

Die nachfolgende Tabelle zeigt das Länderrisiko der Bank Austria Creditanstalt auf nicht konsolidierter Basis zum 31. Dezember 2003, 2002 und 2001 nach geographischen Regionen. Die Risikozahlen beinhalten sämtliche Forderungen und Eventualforderungen der Bank Austria Creditanstalt gegenüber Personen, die in Ländern außerhalb der Euro-Zone ansässig sind, einschließlich aus dem Handel, der Forderungen an Kreditinstitute, der Forderungen an Firmen- und Privatkunden sowie der Investition in und dem Handel mit Wertpapieren. Diese grenzüberschreitenden Außenstände werden durch ein entwickeltes System von Länderlimits kontrolliert, die täglich überprüft werden, um ein zu hohes Engagement in Bezug auf bestimmte wirtschaftliche oder politische Risiken zu vermeiden. Die Risikozahlen der nachfolgenden Tabelle sind nach dem Sitz des jeweiligen Kreditnehmers oder der Belegenheit der Forderungen aufgeschlüsselt.

	Zum 31. Dezember		
	2003	2002	2001
		(in Mio. €)	
Westeuropa[1]	14.911	16.091	12.828
Nordamerika[2]	7.785	9.591	9.480
CEE Länder	6.215	4.247	3.381
Asien/Pazifik[3]	1.005	887	1.588
Naher und Mittlerer Osten/Nordafrika	698	690	674
GUS, Türkei	411	376	324
Süd- und Mittelamerika	199	180	323
Südafrika	54	109	126
Baltische Staaten	36	6	18
Länderrisiko insgesamt	31.314	32.176	28.743
Euro Länder	32.196	25.958	34.639
Grenzüberschreitende Forderungen insgesamt	63.510	58.134	63.382

(1) Länder außerhalb der Euro-Zone.
(2) USA, Kanada und Cayman Islands.
(3) Einschließlich Japan, Australien und Neuseeland.

Allgemeine Informationen über die HypoVereinsbank

Gründung und Sitz

Die HypoVereinsbank ist als Vereinsbank im Jahr 1869 gegründet worden. Im Jahr 1998 erfolgte die Verschmelzung mit der HYPO-Bank. Die Verschmelzung und die derzeitige Firma der Bank wurden am 31. August 1998 in das Handelsregister des Amtsgerichts München eingetragen. Die HypoVereinsbank wird im Handelsregister als Aktiengesellschaft unter der Nummer HRB 42148 geführt und hat ihren Sitz in München. Die HypoVereinsbank ist auf unbestimmte Zeit gegründet.

Gegenstand des Unternehmens

Gegenstand des Unternehmens ist der Betrieb der Geschäfte einer Kreditbank und einer Hypothekenbank.

Als Kreditbank ist die HypoVereinsbank berechtigt, Bank- und Handelsgeschäfte in dem Umfange zu betreiben, in dem sie bis zum 1. Mai 1898 satzungsgemäß betrieben worden sind, nämlich (a) Vorschüsse zu gewähren gegen Verpfändung von in- und ausländischen Staatsschuldscheinen, von Wertpapieren, insofern sie auf den Inhaber lauten oder zwar auf den Namen ausgestellt, aber durch Blanko-Indossament verkehrsfähig sind, ferner von Wechseln, hypothekarischen Forderungen sowie von Pretiosen, Rohprodukten, Waren und sonstigen Wertgegenständen, wenn solche von beeidigten Schätzern und Maklern gewertet und nicht dem raschen Verderben ausgesetzt sind, (b) Anleihen und Geldgeschäfte sowohl von Einzelnen wie auch von Staaten, Gemeinden, Korporationen, Genossenschaften usw. zu vermitteln oder solche selbst zu übernehmen, (c) industrielle, landwirtschaftliche und andere Unternehmungen zu gründen, bei bestehenden oder neu entstehenden sich zu beteiligen, bei deren Verwaltung mitzuwirken, die Neubildung von Gesellschaften zu vermitteln und die Begebung der von ihnen auszugebenden Aktien und Obligationen zu übernehmen, Kreditvereine auf dem Prinzip der Gegenseitigkeit und gewerbliche Assoziationen ins Leben zu rufen, (d) das Inkasso-, Eskompte- und Depositengeschäft zu betreiben sowie gegen übernommenes Geld verzinsliche oder unverzinsliche, auf den Namen oder die Order des Einlegers ausgestellte, Kassenscheine auszugeben, die auf nicht weniger als € 100,00 lauten dürfen, (e) den Ein- und Verkauf von Devisen, Wertpapieren, Edelmetallen und Geldsorten sowohl für eigene als auch für fremde Rechnung zu bewerkstelligen, (f) das Girokonto- und Kontokorrent-Geschäft zu betreiben, letzteres mit oder ohne Kreditgewährung, (g) Wertgegenstände jeder Art zum Zweck der Hinterlegung, ferner Wertpapiere zur Verwahrung und Verwaltung sowie deren Versicherung gegen Verlosung zu übernehmen.

Als Hypothekenbank ist die HypoVereinsbank berechtigt, alle durch das Hypothekenbankgesetz und seine Nebengesetze zugelassenen Geschäfte zu betreiben.

Geschäftsjahr

Das Geschäftsjahr der HypoVereinsbank ist das Kalenderjahr.

Abschlussprüfer

Die KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft ("KPMG"), Ganghoferstraße 29, 80339 München, hat die Konzernabschlüsse der HVB Group und die nicht konsolidierten Jahresabschlüsse der HypoVereinsbank jeweils zum Stichtag 31. Dezember und jeweils für die Jahre 2003, 2002 und 2001 geprüft und mit einem uneingeschränkten Bestätigungsvermerk versehen.

Ausgewählte Tochtergesellschaften, assoziierte Unternehmen und Beteiligungen

Die nachfolgende Tabelle enthält Angaben im Hinblick auf ausgewählte Tochtergesellschaften, assoziierte Unternehmen sowie Beteiligungen der HypoVereinsbank zum 31. Dezember 2003. Informationen zu wichtigen Beteiligungsveräußerungen und -akquisitionen seit dem 1. Januar 2004 enthält der Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Die Vergleichbarkeit beeinflussende Faktoren—Wichtige bereits erfolgte bzw. geplante Beteiligungsveräußerungen und -akquisitionen im Jahr 2004."

Name und Sitz des Unternehmens	Direkt oder indirekt gehaltener Kapitalanteil (%)		Eigenkapital (in Tausend)
Konsolidierte Unternehmen			
Kreditinstitute in Deutschland			
Activest Investmentgesellschaft mbH, München	100,0	EUR	19.757
Bankhaus BethmannMaffei OHG, München	100,0	EUR	46.830
Bankhaus Neelmeyer AG, Bremen	100,0	EUR	40.400
DAB Bank AG, München	76,3	EUR	117.114
Financial Markets Service Bank GmbH, München	100,0	EUR	10.226
INDEXCHANGE Investment AG, München	100,0	EUR	11.000
Internationales Immobilien-Institut GmbH, München	94,0	EUR	9.909
Nordinvest Norddeutsche Investment-Gesellschaft mbH, Hamburg	100,0	EUR	21.468
Vereins- und Westbank AG, Hamburg	76,5	EUR	970.522
Vereinsbank Victoria Bauspar AG, München	70,0	EUR	62.460
Kreditinstitute außerhalb Deutschlands			
Activest Investmentgesellschaft Luxembourg S.A., Luxemburg	100,0	EUR	10.478
Asset Management GmbH, Wien	100,0	EUR	7.501
Bank Austria Cayman Islands Ltd., Georgetown	100,0	USD	308.952
Bank Austria Creditanstalt Aktiengesellschaft, Wien	77,5	EUR	6.162.220
Bank Austria Creditanstalt d.d. Ljubljana, Ljubljana	<100,0	SIT	15.515.332
Bank Austria Creditanstalt ImmoTrust GmbH, Wien	95,0	EUR	119.399
Bank Austria Creditanstalt Wohnbaubank AG, Wien	100,0	EUR	27.439
Bank Przemyslowo-Handlowy PBK S.A., Krakau	71,0	EUR	1.128.077
Bankprivat AG, Wien	100,0	EUR	11.764
Capital Invest die Kapitalanlagegesellschaft der Bank Austria/ Creditanstalt Gruppe GmbH, Wien	100,0	EUR	6.406
Commercial Bank Biochim AD, Sofia	99,8	EUR	69.718
direktanlage.at AG, Salzburg	100,0	EUR	15.704
Górnoslaski Bank Gospodarczy S.A., Katowiz	71,2	PLN	234.694
HVB Bank Czech Republic a.s., Prag	100,0	EUR	378.937
HVB Bank Hungary Rt., Budapest	100,0	HUF	77.828.378
HVB Bank Romania S.A., Bukarest	100,0	ROL	1.359.466.378
HVB Bank Slovakia a.s., Bratislava	100,0	SKK	6.360.653
HVB Banque Luxembourg Société Anonyme, Luxemburg	100,0	EUR	1.004.060
HypoVereinsbank Bank Hipoteczny S.A., Warschau	100,0	PLN	167.386
Schoellerbank AG, Wien	100,0	EUR	110.010
Splitska Banka d.d., Split	99,7	EUR	187.027
Visa-Service Kreditkarten AG, Wien	50,1	EUR	24.868
Sonstige konsolidierte Unternehmen			
BA-CA Betriebsobjekte AG, Wien	100,0	EUR	122.829
BACA Export Finance Limited, London	99,9	EUR	181.379
Bank Austria Creditanstalt American Corporation, Greenwich, Wilmington	100,0	USD	69.235
Bank Austria Creditanstalt Corporate Finance, Inc., Wilmington	100,0	USD	-110.716
Bank Austria Creditanstalt Leasing GmbH, Wien	<100,0	EUR	273.417
Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg	100,0	EUR	306.645
Bode Grabner Beye AG & Co. KG, Grünwald	100,0	EUR	3.966
CABET-Holding-Aktiengesellschaft, Wien	100,0	EUR	54.890
Domus Facility Management GmbH, Wien	100,0	EUR	2.132
H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, München	100,0	EUR	6.528
HVB Alternative Financial Products AG, Wien	100,0	EUR	1.003
HVB Alternative Investment AG, Wien	100,0	EUR	2.841
HVB America Inc., New York	100,0	USD	117.882
HVB Capital LLC, Wilmington	100,0	USD	1.127
HVB Capital LLC II, Wilmington	100,0	USD	2
HVB Capital LLC III, Wilmington	100,0	USD	1.107
HVB Capital LLC IV, Wilmington	100,0	USD	0
HVB Capital LLC V, Wilmington	100,0	USD	0
HVB Capital LLC VI, Wilmington	100,0	USD	2
HVB Capital LLC VII, Wilmington	100,0	USD	0
HVB Capital LLC VIII, Wilmington	100,0	USD	0
HVB Gesellschaft für Gebäude mbH & Co KG, München	100,0	EUR	1.001.000
HVB Hong Kong Limited, Hong Kong	100,0	USD	3.216
HVB Informations-Verarbeitungs-GmbH, München	100,0	EUR	154
HVB Leasing GmbH, Hamburg	100,0	EUR	22.026
HVB LMP Inc., Wilmington	100,0	USD	581.130
HVB Payments & Services GmbH, Aschheim/Dornach	100,0	EUR	727
HVB Risk Management Products Inc., New York	100,0	USD	53.277
HVB Systems GmbH, Unterföhring	100,0	EUR	746
HVB U.S. Finance Inc., New York	100,0	USD	-2.101
HVB Wealth Management Holding GmbH, München	100,0	EUR	52.422

Name und Sitz des Unternehmens	Direkt oder indirekt gehaltener Kapitalanteil		Eigenkapital
	(%)		(in Tausend)
Nicht konsolidierte verbundene Unternehmen			
Kreditinstitute			
Activest Investmentgesellschaft Schweiz AG, Bern	100,0	CHF	7.760
A/S Vereinsbank Riga, Riga	100,0	LVL	16.215
AWT International Trade and Finance AWT Internationale Handels- und Finanzierungs AG, Wien	100,0	EUR	17.637
Banco Inversión S.A., Madrid (Teilkonzern)	<100,0	EUR	22.224
Bank Austria Creditanstalt Handelsbank Aktiengesellschaft, Wien	100,0	EUR	11.380
Bank Austria Creditanstalt Real Invest Immobilien- Kapitalanlage GmbH, Wien	100,0	EUR	15
Bankhaus C.L. Seeliger, Wolfenbüttel	93,3	EUR	10.500
Central Profit Banka d.d. Sarajevo, Sarajevo	81,8	EUR	20.449
Factor Bank AG, Wien	52,0	EUR	7.405
HVB – Banka Bosna I Hercegovina d.d. Sarajevo, Sarajevo	100,0	BAM	12.709
HVB Banka Jugoslavia A.S. Beograd, Belgrad	99,0	YUM	973.167
HVB Investitionsbank GmbH, Hamburg	100,0	EUR	16.933
HVB Jelzálogbank Rt., Budapest	<100,0	HUF	4.005.197
HVB Singapore Limited, Singapur	100,0	EUR	5.044
Hypo stavebni sporitelna a.s., Prag	100,0	CZK	600.000
Joint Stock Commercial Bank HVB Bank Ukraine, Kiew	91,2	EUR	13.211
Mezzanin Finanzierungs AG, Wien	70,0	EUR	28.350
Schoellerbank Invest AG, Salzburg	100,0	EUR	3.501
Spoldzielczy Bank Rozwoju ‚Samopomoc Chlopska' w Warzawie	76,1	PLN	23.826
Sonstige nicht konsolidierte Unternehmen			
Blue Capital GmbH, Hamburg	100,0	EUR	1.808
Grand Central Re Limited, Hamilton	92,5	USD	209.707
HVB Immobilien AG, München	100,0	EUR	27.030
HVB London Investments Ltd., London	100,0	USD	250.414
Universale International Realitäten GmbH, Wien (Teilkonzern)	100,0	EUR	88.053
Assoziierte Unternehmen			
Kreditinstitute			
Adria Bank Aktiengesellschaft, Wien	25,5	EUR	28.000
Bausparkasse Wüstenrot AG, Salzburg	27,1	EUR	256.932
International Moscow Bank, Moskau	43,4	USD	196.653
Investkredit Bank AG, Wien	28,1	EUR	456.942
Oesterreichische Kontrollbank Aktiengesellschaft, Wien	49,1	EUR	227.043
Sonstige Unternehmen			
A & B Banken-Holding GmbH, Wien	49,1	EUR	620.768
Sonstige bedeutende Beteiligungen an börsennotierten Unternehmen			
mindestens 5 %			
Bank für Kärnten und Steiermark Aktiengesellschaft, Klagenfurt	8,0	EUR	197.411
Bank für Tirol und Vorarlberg Aktiengesellschaft, Innsbruck	9,9	EUR	267.251
Wüstenrot & Württembergische AG, Stuttgart	7,5	EUR	1.377.653
mindestens 10 %			
fluxx.com AG, Kiel	20,0	EUR	4.778
KWS Saat AG, Einbeck	15,0	EUR	n.a.[1]
Münchener Rückversicherungs-Gesellschaft AG, München	13,2	EUR	n.a.[2]
Rhön-Klinikum AG, Bad Neustadt	18,5	EUR	n.a.[3]
Unternehmens Invest AG, Wien	13,0	EUR	45.374
mindestens 25 %			
Agrob AG, München	52,7	EUR	17.752
Aktienbrauerei Kaufbeuren AG, Kaufbeuren	65,7	EUR	2.983
Brau und Brunnen AG, Berlin/Dortmund	61,7	EUR	65.646
Köhler & Krenzer Fashion AG, Ehrenberg	49,9	EUR	29.780
Wienerberger AG, Wien	31,9	EUR	952.829

(1) Zum Datum des Prospekts keine Angabe zum 31. Dezember 2003 verfügbar. Zum 31. Dezember 2002: EUR (in Tausend) 226.100.
(2) Zum Datum des Prospekts keine Angabe zum 31. Dezember 2003 verfügbar. Zum 31. Dezember 2002: EUR (in Tausend) 13.948.000.
(3) Zum Datum des Prospekts keine Angabe zum 31. Dezember 2003 verfügbar. Zum 31. Dezember 2002: EUR (in Tausend) 429.375.

Geschäftsstellen

Zum 31. Dezember 2003 verfügte die HypoVereinsbank über 497 Geschäftsstellen in Deutschland und 26 Geschäftsstellen im Ausland (einschließlich Hongkong, New York, Singapur, Tokio und Zürich). Nähere Informationen zur regionalen Verteilung der Geschäftsstellen der HypoVereinsbank sind in dem im Finanzteil des Prospekts abgedruckten Lagebericht der HypoVereinsbank für das Geschäftsjahr 2003, unter "Geschäftsverlauf und Lage—Geschäftsstellen", enthalten.

Ratings

Die HypoVereinsbank wird von drei großen internationalen Ratingagenturen bewertet: Standard & Poor's ("S&P"), Moody's Investors Service ("Moody's") und FitchRatings ("Fitch"). Zum Datum des Prospekts lauteten die Ratings der HypoVereinsbank wie folgt:

	Erstrangige ungesicherte Schuldverschreibungen (langfristig)	Erstrangige ungesicherte Schuldverschreibungen (kurzfristig)	Finanzkraft / Individuelles Rating	Öffentliche Pfandbriefe	Hypotheken-Pfandbriefe
S&P	A-*	A-2	—	AAA	—
Moody's	A3*	P-1*	C-*	Aa2	Aa3
Fitch	A*	F1	C/D**	AAA	AAA

* Ausblick stabil
** Rating Watch Positive

Jedes Rating drückt ausschließlich die Beurteilung der jeweiligen Ratingagentur zum Zeitpunkt seiner Vergabe aus. Die Ratingagenturen können ihr Rating jederzeit ändern. Ein Ausblick (*Outlook*) für ein bestimmtes Rating der HypoVereinsbank gibt Aufschluss darüber, wie die Ratingagentur die voraussichtliche weitere Entwicklung des jeweiligen Ratings über eine mittel- bis langfristige Zeitspanne (S&P), mittelfristig (Moody's) oder über einen Zeitraum von ein- bis zwei Jahren (Fitch) einschätzt. Ein positiver oder negativer Ratingausblick impliziert nicht, dass eine Änderung des Ratings unausweichlich bevorsteht. Dementsprechend können auch Ratings mit "stabilem" Ausblick herauf- oder herabgesetzt werden, bevor der Ausblick zu "positiv" oder "negativ" geändert wird. Fitch kann ihre Ratings darüber hinaus auf "Rating Watch" setzen, um Anleger von der vernünftigen Wahrscheinlichkeit einer Änderung des betreffenden Ratings und ihrer erwarteten Richtung in Kenntnis zu setzen. Typischerweise werden Ratings lediglich für einen relativ kurzen Zeitraum auf Rating Watch gesetzt.

Die Ratingagenturen definieren die der HypoVereinsbank jeweils zugeordneten Ratings wie folgt:

- S&P: A- Ein Emittent mit dem Rating "A-" wird dem unteren Ende der Gruppe von Schuldnern zugeordnet, die über eine starke Fähigkeit zur Erfüllung ihrer finanziellen Verbindlichkeiten verfügen. Er ist jedoch etwas anfälliger für nachteilige Auswirkungen aufgrund veränderter Umstände und wirtschaftlicher Bedingungen als Emittenten mit Ratings aus den höheren Kategorien.

  A-2 Ein Emittent mit dem Rating "A-2" weist eine zufriedenstellende Fähigkeit zur Erfüllung seiner finanziellen Verbindlichkeiten auf. Er ist jedoch anfälliger für nachteilige Auswirkungen aufgrund veränderter Umstände und wirtschaftlicher Bedingungen als Schuldner mit einem Rating der höchsten Kategorie.

  AAA Ein Emittent mit dem Rating "AAA" verfügt über eine außergewöhnlich starke Fähigkeit zur Erfüllung seiner finanziellen Verbindlichkeiten. "AAA" ist das höchste Emittentenrating, das S&P vergibt.

- Moody's: A3: Schuldverschreibungen mit dem Rating "A3" werden dem unteren Drittel der Gruppe von Schuldverschreibungen zugeordnet, die als Wertpapiere der oberen Mittelklasse angesehen werden und einem geringen Kreditrisiko unterliegen.

  P-1: Ein Emittent mit dem Rating "Prime-1" verfügt in herausragender Weise über die Fähigkeit, seine kurzfristigen Schuldverschreibungen zurückzuzahlen.

  C-: Moody's Finanzkraft-Ratings für Banken drücken die Auffassung von Moody's über die innere Sicherheit und Solidität einer Bank aus und beziehen sich nicht auf die Wahrscheinlichkeit pünktlicher Zahlung. Vielmehr ist dieses Rating der Finanzkraft einer Bank ein Maßstab für die Wahrscheinlichkeit, dass die Bank Unterstützung von

Dritten in Anspruch nehmen muss. Eine Bank mit dem Rating "C-" wird dem unteren Ende der Gruppe von Banken zugeordnet, die über eine ausreichend hohe eigene Finanzkraft verfügen. In der Regel handelt es sich um Institute mit einer eher eingeschränkten, aber durchaus noch wertvollen und effizienten Dienstleistungsstruktur und Vertriebsorganisation. Diese Banken können eine akzeptable finanzwirtschaftliche Verfassung in einem attraktiven und stabilen operativen Geschäftsumfeld oder aber eine gute finanzwirtschaftliche Verfassung in einem weniger attraktiven und stabilen operativen Geschäftsumfeld aufweisen.

Aa2: Schuldverschreibungen mit dem Rating "Aa2" werden dem Mittelfeld der Gruppe von Schuldverschreibungen zugeordnet, denen eine hohe Qualität und ein sehr geringes Risiko beigemessen wird.

Aa3: Schuldverschreibungen mit dem Rating "Aa3" werden dem unteren Ende der Gruppe von Schuldverschreibungen zugeordnet, denen eine hohe Qualität und ein sehr geringes Risiko beigemessen wird.

- Fitch: A: Hohe Bonität. Ein "A"-Rating weist darauf hin, dass die Erwartung eines Kreditrisikos gering ist. Die Fähigkeit zur pünktlichen Begleichung finanzieller Verpflichtungen wird als stark erachtet. Dennoch kann diese Fähigkeit anfälliger für Veränderungen von Umständen und wirtschaftlichen Bedingungen sein als dies bei höheren Ratings der Fall ist.

F1: Höchste Bonität. Das Rating weist auf die stärkste Fähigkeit zur pünktlichen Begleichung finanzieller Verpflichtungen hin.

C/D: Fitch ordnet individuelle Ratings nur Banken zu. Damit soll beurteilt werden, wie eine Bank eingeschätzt würde, wenn sie völlig unabhängig wäre und nicht auf Unterstützung Dritter zählen könnte. Das individuelle Rating einer Bank soll das Risikopotenzial, die Risikoneigung und das Risikomanagement des Instituts beurteilen. Somit indiziert das Rating die nach Meinung von Fitch bestehende Wahrscheinlichkeit, dass die Bank in derartige Schwierigkeiten geraten könnte, dass sie Unterstützung in Anspruch nehmen müsste. Das Rating "C/D" bezeichnet eine Bank, die in den Bereich zwischen der Bewertung "C" – d.h. eine adäquate Bank, die jedoch einen oder mehrere problematische Aspekte aufweist - und der Bewertung "D" – d.h. eine Bank, die Schwächen internen oder externen Ursprungs aufweist – fällt.

AAA: Höchste Bonität. "AAA"-Ratings drücken die Erwartung eines geringsten Kreditrisikos aus. Sie werden nur im Fall einer außergewöhnlich starken Fähigkeit zur pünktlichen Begleichung finanzieller Verpflichtungen vergeben. Es ist höchst unwahrscheinlich, dass diese Fähigkeit von vorhersehbaren Ereignissen beeinträchtigt wird.

Seit dem 1. Januar 2002 wurden die Ratings der HypoVereinsbank wie folgt eingestuft:

- *S&P.* Am 21. Februar 2002 stufte S&P das Rating für die langfristigen Schuldverschreibungen der HypoVereinsbank von "A+" auf "A" mit stabilem Ausblick herab. Am 8. Oktober 2002 änderte die Agentur ihren Ausblick für die langfristigen Schuldverschreibungen der HypoVereinsbank von "stabil" zu "negativ". Am 9. Dezember 2002 stufte S&P die langfristigen Schuldverschreibungen der HypoVereinsbank auf "A-" (mit negativem Ausblick) und die kurzfristigen Schuldverschreibungen von "A-1" auf "A-2" herab. Am 24. Juli 2003 bestätigte S&P ihre Ratings für die HypoVereinsbank und behielt ihren negativen Ausblick für das Rating der langfristigen Schuldverschreibungen der Bank bei. Am 26. Februar 2004 bestätigte S&P ihre Ratings für die HypoVereinsbank erneut, hob jedoch ihren Ausblick für das Rating der langfristigen Schuldverschreibungen der Bank auf "stabil" an.

- *Moody's.* Am 26. Juli 2002 stufte Moody's die langfristigen Schuldverschreibungen der HypoVereinsbank von "Aa3" auf "A1" (mit stabilem Ausblick) herab. Am 19. September 2002 änderte die Ratingagentur ihren Ausblick für das "A1"-Rating der langfristigen Schuldverschreibungen der Bank und für das "B-"-Rating der Finanzkraft zu "negativ". Am 22. Januar 2003 stufte Moody's die langfristigen Schuldverschreibungen der Bank auf "A3" und die Finanzkraft auf "C-" (jeweils mit stabilem Ausblick) herab. Am 1. April 2003 änderte die Agentur ihren Ratingausblick für die Finanzkraft der Bank auf "negativ", behielt aber den stabilen Ausblick für die langfristigen Schuldverschreibungen der Bank bei. Am 23. September 2003 bestätigte Moody's ihre Ratings "A3" für die langfristigen und "P-1" für die kurzfristigen Schuldverschreibungen der Bank (jeweils mit stabilem Ausblick) und änderte ihren Ausblick für das "C-"-Rating der Finanzkraft der HypoVereinsbank zu "stabil". Am 26. Februar 2004 bestätigte Moody's ihre Ratings für die Bank.

- *Fitch.* Am 27. September 2002 stufte Fitch das individuelle Rating der HypoVereinsbank von "C" auf "C/D" herab und änderte ihren Ausblick für das "A+"-Ratings der langfristigen Schuldverschreibungen der Bank von "stabil" zu "negativ". Am 25. Oktober 2002 stufte Fitch das Rating der langfristigen Schuldverschreibungen der Bank auf "A" (mit stabilem Ausblick) herab. Am 11. September 2003 bestätigte Fitch ihre Ratings für die HypoVereinsbank und ihren stabilen Ausblick für das Rating der langfristigen Schuldverschreibungen der Bank. Am 26. Februar 2004 betätigte Fitch ihre Ratings für die HypoVereinsbank erneut. Zugleich setzte Fitch das individuelle Rating der Bank auf "Rating Watch Positive" und kündigte an, dass das individuelle Rating der Bank nach Bekanntgabe der Resultate des ersten Quartals 2004 überprüft und auf "C" angehoben werde, sofern die Ergebnisse innerhalb der Finanzziele für das Jahr 2004 liegen und die Kapitalerhöhung durchgeführt sei.

Eine Erläuterung der Risiken, die sich aus einer weiteren Verschlechterung der Ratings der HypoVereinsbank ergäben, enthält der Abschnitt "Risikofaktoren—Risiken bezogen auf die Geschäftstätigkeit der HVB Group—Eine Verschlechterung der Ratings der HVB Group birgt erhebliche Risiken für das Geschäft der HVB Group."

Beziehungen und Transaktionen mit wesentlichen Aktionären und bestimmten anderen Personen

Wesentliche Aktionäre

Zum 31. Dezember 2003 stellt sich die Aktionärsstruktur der HypoVereinsbank wie folgt dar:

	Anteilsbesitz	
	Anteiliger Betrag des Grundkapitals	Anteil der Inhaberstammaktien
	(%)	(%)
Münchener Rückversicherungs-Gesellschaft AG (teilweise indirekt über Tochtergesellschaften)[1]	25,59	26,30
Privatstiftung zur Verwaltung von Anteilsrechten ("AVZ-Stiftung") (über AVZ-Kapitalgesellschaft mbH)[1]	5,13	5,27
Andere	69,28	68,43
Gesamt	**100,00**	**100,00**

[1] Prozentsatz laut Anmeldung gemäß Wertpapierhandelsgesetz.

Die Münchener Rückversicherungs-Gesellschaft AG ("Münchener Rück"), die Muttergesellschaft der Münchener-Rück-Gruppe mit Sitz in München, ist die mit Abstand größte Aktionärin der HypoVereinsbank. Zum 31. Dezember 2001 hatten noch die Allianz Group eine Beteiligung von rund 13,66 % des Grundkapitals (14,04 % der Inhaberstammaktien) und die Münchener-Rück-Gruppe eine Beteiligung von rund 5,05 % (5,18 % der Inhaberstammaktien) der HypoVereinsbank gehalten. In Zusammenhang mit der Übernahme der Dresdner Bank AG durch die Allianz Group am 15. Januar 2002 erwarb die Münchener-Rück-Gruppe von der Allianz Group und der Dresdner Bank AG und ihren jeweiligen Tochtergesellschaften Aktien der HypoVereinsbank und erhöhte damit die Beteiligung der Münchener-Rück-Gruppe an der HypoVereinsbank auf rund 25,59 % (26,30 % der Inhaberstammaktien). Die Münchener Rück hat im Februar 2004 ihre Absicht bekannt gegeben, ihr Bezugsrecht auf die Neuen Aktien nicht auszuüben. Durch die Nichtteilnahme der Münchener Rück am Bezugsangebot wird ihre Beteiligung an der HypoVereinsbank voraussichtlich auf unter 20 % absinken. Weitere Informationen über die Beziehungen zur Münchener-Rück-Gruppe sind im Abschnitt "—Bestimmte Beziehungen und Transaktionen—Beziehungen zur Münchener-Rück-Gruppe" enthalten.

Die AVZ-Stiftung ist derzeit die zweitgrößte Aktionärin der HypoVereinsbank. Die AVZ-Stiftung ist eine österreichische Privatstiftung ohne Eigentümer. Begünstigter der AVZ-Stiftung ist der Wiener Wissenschafts-, Forschungs- und Technologiefonds. Die AVZ-Stiftung wurde 2001 durch die Umwandlung der Anteilsverwaltung-Zentralsparkasse ("AVZ"), einer österreichischen Sparkassen-Holding, in eine Privatstiftung entsprechend dem österreichischen Sparkassengesetz errichtet. Die AVZ war die kontrollierende Gesellschafterin einer der Rechtsvorgängerinnen der Bank Austria Creditanstalt. Die AVZ erwarb ihre Beteiligung an der HypoVereinsbank im Jahr 2001 in Folge des Erwerbs der Bank Austria Creditanstalt durch die HypoVereinsbank. Weitere Informationen über die Beziehungen zur AVZ-Stiftung sind im Abschnitt "—Bestimmte Beziehungen und Transaktionen—Beziehungen zur AVZ-Stiftung" enthalten.

Darüber hinaus hat die HypoVereinsbank von den nachstehenden Beteiligungen bayerischer Stiftungen des öffentlichen Rechts Kenntnis. Die Bayerische Forschungsstiftung hält ca. 1 % des Grundkapitals und der Inhaberstammaktien der Bank. Die Bayerische Landesstiftung, die 1972 zur Förderung sozialer und kultureller Projekte mit engem Bezug zu Bayern errichtet wurde, hält ca. 4,2 % des Grundkapitals der Bank, darunter ca. 1,6 % der Inhaberstammaktien und sämtliche Namensvorzugsaktien der HypoVereinsbank. Nähere Informationen über die Vorzugsaktien der HypoVereinsbank sind im Abschnitt "Angaben über das Kapital der HypoVereinsbank" enthalten. Beide Stiftungen haben angekündigt, ihre Bezugsrechte auf die Neuen Aktien nicht auszuüben. Durch die Nichtteilnahme der Stiftungen am Bezugsangebot werden ihre jeweiligen Beteiligungen am Grundkapital der HypoVereinsbank voraussichtlich auf unter 1 % bzw. auf ca. 3 % sinken.

Zum 31. Dezember 2002 hatte die E.ON AG mit Sitz in Düsseldorf über ihre Tochtergesellschaften eine Beteiligung von rund 6,54 % des Grundkapitals (6,72 % der Inhaberstammaktien) der HypoVereinsbank gehalten. Im April 2003 zeigte die E.ON AG der HypoVereinsbank an, dass ihre stimmberechtigte Beteiligung an der HypoVereinsbank zum 31. März 2003 unter den Schwellenwert von 5 % gefallen war. Im August 2003 gab die E.ON AG dann bekannt, dass sie ihre verbleibende Beteiligung von rund 4,8 % an der HypoVereinsbank an die Citigroup verkauft hatte, die diese Aktien anschließend Anlegern zum Kauf anbot. Die HypoVereinsbank hat keine Kenntnis von anderen Aktionären, die im Sinne des Wertpapierhandelsgesetzes direkt oder indirekt 5 % oder mehr der stimmberechtigten Aktien der HypoVereinsbank halten.

Bestimmte Beziehungen und Transaktionen

Allgemeines

Die HVB Group unterhält Geschäftsbeziehungen zu einer Reihe von Unternehmen, an denen die HypoVereinsbank direkt oder indirekt eine Beteiligung hält ("Beteiligungsunternehmen der HypoVereinsbank"), sowie zu Unternehmen, bei denen Mitglieder des Vorstands oder des Aufsichtsrates der HypoVereinsbank ebenfalls Positionen im Vorstand, im Aufsichtsrat oder in ähnlichen Geschäftsführungsgremien bekleiden ("Nahestehende Unternehmen der HypoVereinsbank"). Die Geschäftsbeziehungen des Konzerns zu diesen Unternehmen betreffen viele Finanzdienstleistungen, die die HVB Group allgemein für ihre Kunden erbringt. Die HypoVereinsbank ist der Auffassung, dass die Geschäfte, die der Konzern mit diesen Unternehmen abschließt, zu Konditionen vereinbart werden, die im Wesentlichen nicht anders lauten würden, wenn der Konzern keine Beteiligung an ihnen hielte oder keine gemeinsamen Geschäftsführungs- oder Aufsichtsratsmitglieder hätte, und dass die Geschäftsbeziehungen des Konzerns mit diesen Unternehmen sowohl bislang im Geschäftsjahr 2004 als auch in den drei vorhergegangenen Geschäftsjahren auf dieser Grundlage eingegangen worden sind. Keine dieser Transaktionen ist oder war wesentlich für den Konzern.

Zu den bisher im Geschäftsjahr 2004 und in den drei vorhergegangenen Geschäftsjahren eingegangenen Geschäftsbeziehungen des Konzerns mit Beteiligungsunternehmen der HypoVereinsbank und Nahestehenden Unternehmen der HypoVereinsbank zählten und zählen Kreditgeschäfte. Diese Kreditgeschäfte, abgesehen von den nachstehend beschriebenen Fällen:

- wurden im Rahmen des gewöhnlichen Geschäftsbetriebs abgeschlossen;
- wurden im Wesentlichen zu den gleichen Konditionen, einschließlich Zinssätze und Sicherheiten, abgeschlossen, wie sie zu dem Zeitpunkt des Abschlusses für vergleichbare Transaktionen mit Dritten üblich waren; und
- beinhalteten weder ein höheres als das übliche Ausfallrisiko noch sonstige ungünstige Aspekte.

Das Gesamtvolumen der von der HVB Group an Beteiligungsunternehmen der HypoVereinsbank ausgereichten Kredite belief sich zum 31. Dezember 2003 auf € 8.033 Mio. bezogen auf Inanspruchnahmen; davon war ein Gesamtvolumen von € 1.504 Mio. von der HVB Group zu diesem Zeitpunkt als problembehaftete Kreditengagements eingestuft oder auf ihre interne Watch-List gesetzt (d.h. Kredite mit einer internen Ratingklasse von "7" oder schlechter). Nähere Informationen zum internen Ratingsystem des Konzerns enthält der Abschnitt "Kreditportfolio—Kreditgrundsätze—Internes Ratingsystem der HVB Group." Die nachfolgende Tabelle enthält Informationen zu den sechs größten ausstehenden Kreditvolumina von Beteiligungsunternehmen der HypoVereinsbank gegenüber der HVB Group. Sämtliche Kredite sind in der internen Ratingklasse "9" eingestuft.

	Kreditvolumen (bezogen auf Inanspruchnahmen) zum 31. Dezember 2003	Beschreibung des Kreditgeschäfts
Unternehmen A	EUR 237,6 Mio.	Primär Kontokorrentkredite, aber auch Avale und Leasing (davon EUR 141 Mio. nachrangige Kredite, fällig am 10.10. 2006; restliche Kredite sind aus dem freien Cash Flow zurückzuführen). Jährliche Verzinsung: Drei-Monats-EURIBOR + 0,5 %.
Unternehmen B	USD 253,3 Mio.	Annuitätendarlehen (fällig: 30.12.2015), Roll-over-Kredit (fällig: 30.12.2010) und Nachrangdarlehen (fällig: 29.06.2008). Jährliche Verzinsung: Annuitätendarlehen und Roll-over Kredit LIBOR + 1,25 % bzw. 2,50 %; Nachrangdarlehen LIBOR + 3 %.
Unternehmen C	EUR 124,3 Mio.	Tranchen der HVB Group eines Konsortialkredits zur Immobilienfinanzierung (Gesamtvolumen: EUR 363 Mio.) mit Laufzeit zum 30.11.2008. Jährliche Verzinsung: 4,55 % bis 10 %.
Unternehmen D	EUR 91,3 Mio.	Kontokorrentkredit mit Laufzeit bis ein Jahr. Zinslos.
Unternehmen E	EUR 67,3 Mio.	Kontokorrentkredit mit Laufzeit bis ein Jahr. Jährliche Verzinsung: 0,5 %.
Unternehmen F	EUR 57,3 Mio.	Kontokorrentkredit mit Laufzeit bis ein Jahr. Zinslos.

Das Gesamtvolumen des Kreditexposures der HVB Group gegenüber Nahestehenden Unternehmen der HypoVereinsbank betrug zum 31. Dezember 2003 € 4.963 Mio. Von den Nahestehenden Unternehmen der HypoVereinsbank war zu diesem Zeitpunkt nur eines mit der internen Ratingklasse 7 oder schlechter eingestuft. Gegenüber diesem, in die interne Ratingklasse 8 eingestuften Unternehmen betrug zum 31. Dezember 2003 das Kreditexposure € 4 Mio. Nähere Informationen zum Kreditexposure der HVB Group enthält der Abschnitt "Kreditportfolio–Kreditvolumen und Kreditexposure."

Informationen über die Kreditbeziehungen der HypoVereinsbank zu ihren Vorstands- und Aufsichtsratsmitgliedern sind im Abschnitt "Management und Mitarbeiter—Management—Kredite" enthalten.

Beziehungen zur Münchener-Rück-Gruppe

Zum 31. Dezember 2003 hielten mehrere Gesellschaften der Münchener-Rück-Gruppe insgesamt rund 26,3 % der Inhaberstammaktien der HypoVereinsbank, und die HypoVereinsbank hielt rund 13,2 % der stimmberechtigten Aktien der Münchener Rück und fast 5,0 % der stimmberechtigten Aktien der ERGO, der Holdinggesellschaft der Münchener-Rück-Gruppe für deren Erstversicherungsgeschäft ist. Anfang des Jahres 2004 reduzierte die HypoVereinsbank ihre 13,2 %ige Beteiligung an der Münchener Rück auf unter 10 %. Mit dieser Beteiligungsveräußerung erlöste die HypoVereinsbank einen Verkaufspreis von ca. € 689 Mio. Siehe auch "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Wesentliche Bilanzierungs- und Bewertungsmethoden—IAS 39." Nach Durchführung des in diesem Prospekt beschriebenen Angebots wird die Münchener-Rück-Gruppe voraussichtlich weniger als 20 % des Grundkapitals der HypoVereinsbank halten.

Bestimmte wichtige Hauptversammlungsbeschlüsse der HypoVereinsbank erfordern über die einfache Mehrheit der abgegebenen Stimmen hinaus eine Mehrheit von 75 % des bei der Beschlussfassung vertretenen Grundkapitals. Solange die Münchener Rück direkt oder indirekt mehr als 25 % der stimmberechtigten Aktien der HypoVereinsbank hält, ist sie in der Lage, die Fassung solcher Beschlüsse im Ergebnis zu verhindern. Dazu gehören unter anderem: die Ausgabe neuer Vorzugsaktien, Kapitalherabsetzungen, der Ausschluss des Bezugsrechts bestehender Aktionäre, die Bildung genehmigten und bedingten Kapitals, die Auflösung der HypoVereinsbank, eine Verschmelzung auf oder mit einer anderen Gesellschaft, eine Auf- oder Abspaltung, die Übertragung des gesamten oder wesentlicher Teile des Vermögens der HypoVereinsbank, der Abschluss von Unternehmensverträgen sowie jede Änderung von Unternehmensform oder -zweck der HypoVereinsbank.

Dr. Albrecht Schmidt, Aufsichtsratsvorsitzender der HypoVereinsbank, ist seit 1991 Mitglied des Aufsichtsrates der Münchener Rück. Kurt F. Viermetz, der bis zu seinem Rücktritt zum 31. Dezember 2003 stellvertretender Aufsichtsratsvorsitzender der HypoVereinsbank war, ist Mitglied des Aufsichtsrates der ERGO. Volker Doppelfeld, Mitglied des Aufsichtsrates der HypoVereinsbank, und Dr. Wolfgang Sprißler, der Chief Financial Officer der HypoVereinsbank und Mitglied ihres Vorstands, sind Mitglieder des Aufsichtsrates der D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, einer Tochtergesellschaft der Münchener-Rück-Gruppe. Zum Datum dieses Prospekts sind Dr. Hans-Jürgen Schinzler, Mitglied des Aufsichtsrates der Münchener-Rück, und Dr. Lothar Meyer, Vorstandsvorsitzender der ERGO, Mitglieder des Aufsichtsrates der HypoVereinsbank.

Die HVB Group und einige Tochterunternehmen der ERGO kooperieren exklusiv beim Vertrieb ausgewählter Finanz- und Versicherungsprodukte an Privatkunden in Deutschland. Siehe "Geschäftstätigkeit der HVB Group—Geschäftsfelder—Deutschland." Der Zusammenarbeit liegen einzelne Kooperationsverträge zugrunde, welche die HypoVereinsbank und die Vereins- und Westbank mit den VICTORIA-Tochterunternehmen der ERGO und der D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG abgeschlossen haben. Im Jahre 2003 vertrieben die HypoVereinsbank und die Vereins- und Westbank VICTORIA-Versicherungsprodukte mit einem Jahresprämienvolumen von insgesamt rund € 401 Mio. Die im Jahr 2003 von der HypoVereinsbank und der Vereins- und Westbank durch den Verkauf von VICTORIA-Versicherungsprodukten erzielten Provisionserträge betrugen ca. € 55 Mio. Zusammen zahlten die beiden Gesellschaften Provisionsaufwendungen von ca. € 0,7 Mio. an Tochtergesellschaften der ERGO. Im Jahr 2003 belief sich das Volumen des durch Tochtergesellschaften der ERGO vermittelten Kreditgeschäftes der HVB Group auf ca. € 118 Mio.

Die Bausparkasse Vereinsbank Victoria Bauspar AG ist ein Gemeinschaftsunternehmen der ERGO und der HVB Group, an dem die ERGO insgesamt eine Beteiligung von 30 % und die HypoVereinsbank insgesamt eine Beteiligung von 70 % hält. Darüber hinaus hält die HypoVereinsbank-Tochter Bank Austria Creditanstalt eine Beteiligung von 10 % an der Union Versicherungs-AG, einem österreichischen Versicherungsgemeinschaftsunternehmen mit der ERGO und der Wiener Städtische Allgemeine Versicherung AG.

Zusätzlich zu den vorgenannten Kooperationsverträgen und Beteiligungen arbeiten die Gesellschaften der HVB Group bei einer breiten Vielfalt von Bank- und Versicherungsgeschäften, einschließlich des Abschlusses von Versicherungspolicen im Rahmen der gewöhnlichen Geschäftstätigkeit der HVB Group, mit Gesellschaften der Münchener-Rück-Gruppe zusammen und beabsichtigen dies auch weiterhin zu tun. Zum 31. Dezember 2003 betrug das Gesamtvolumen der Kredit der HVB Group an Unternehmen der Münchener-Rück-Gruppe ca. € 1.489 Mio., davon waren € 1.040 Mio. erstklassig besicherte Bürgschaften/Gewährleistungen und ca. € 8,6 Mio. zugesagte, aber nicht in Anspruch genommene Kredite. Im Jahr 2003 zahlte die HVB Group an die Münchener-Rück-Gruppe ca. € 2,7 Mio. jährliche Versicherungsprämien für Versicherungen, die sie von Erstversicherungs-Tochtergesellschaften der Münchener-Rück-Gruppe bezog.

Beziehungen zur AVZ-Stiftung

Zum 31. Dezember 2003 hielt die AVZ-Stiftung rund 5,27 % der Inhaberstammaktien der HypoVereinsbank und war damit die zweitgrößte Aktionärin der Bank.

Die AVZ-Stiftung ist eine österreichische Privatstiftung ohne Eigentümer. Begünstigter der AVZ-Stiftung ist der Wiener Wissenschafts-, Forschungs- und Technologiefonds. Die AVZ-Stiftung wurde 2001 durch die Umwandlung der Anteilsverwaltung-Zentralsparkasse ("AVZ"), einer österreichischen Sparkassen-Holding, in eine Privatstiftung entsprechend dem österreichischen Sparkassengesetz errichtet. Die AVZ war die kontrollierende Gesellschafterin einer der Rechtsvorgängerinnen der Bank Austria Creditanstalt. Aufgrund der historischen Beziehung zwischen der Bank Austria Creditanstalt und der AVZ, der uneingeschränkten Haftung der AVZ-Stiftung für sämtliche Verbindlichkeiten der Bank Austria Creditanstalt sowie der über die AVZ-Stiftung bestehenden Haftung der Stadt Wien für bestimmte Verbindlichkeiten der Bank Austria Creditanstalt hält die AVZ-Stiftung 10.000 Namensstammaktien der Bank Austria Creditanstalt. Um bestimmte bedeutende Beschlüsse auf Hauptversammlungen der Bank Austria Creditanstalt fassen zu können, müssen die Namensaktionäre bei der Beschlussfassung vertreten sein. Daher kann die AVZ-Stiftung die Fassung solcher Beschlüsse im Ergebnis durch ihre Nicht-Teilnahme an der betreffenden Hauptversammlung verhindern. Darüber hinaus hält die AVZ-Stiftung Inhaberstammaktien der Bank Austria Creditanstalt. Zum 31. Dezember 2003 betrug der Gesamtanteil der AVZ-Stiftung am Grundkapital der Bank Austria Creditanstalt weniger als 1 %.

Der Vorstand der AVZ-Stiftung setzt sich zurzeit aus vierzehn Mitgliedern zusammen: einem Mitglied des Vorstands der HypoVereinsbank (Gerhard Randa), einem Mitglied des Aufsichtsrates der HypoVereinsbank (Dr. Siegfried Sellitsch), einem anderen Vertreter der Anteilseigner im Aufsichtsrat der Bank Austria Creditanstalt, vier der Arbeitnehmervertreter im Aufsichtsrat der Bank Austria Creditanstalt sowie weiteren sieben von der HVB Group unabhängigen Mitglieder.

Die AVZ-Stiftung ist eine der Vertragsparteien der Grundsatzvereinbarung vom 22. Juli 2000 zwischen der HypoVereinsbank und der Bank Austria Creditanstalt. Die Grundsatzvereinbarung enthält zwei Unterverträge: den "Bank-der-Regionen-Vertrag" und den "Syndikatsvertrag". Der Bank-der-Regionen-Vertrag betrifft in erster Linie die strategische Verteilung der Geschäftstätigkeiten und Managementverantwortung zwischen der BA-CA Gruppe und den anderen Gesellschaften der HVB Group. Nach dem Syndikatsvertrag sind die HypoVereinsbank und die AVZ-Stiftung verpflichtet, ihre Aktionärsrechte so auszuüben, dass die Ziele des Bank-der-Regionen-Vertrags umgesetzt werden. Die Bank Austria Creditanstalt hält eine 49%ige Beteiligung an einer Tochtergesellschaft der AVZ-Stiftung, die als Holdinggesellschaft für mehrere Minderheitsbeteiligungen fungiert, einschließlich der Beteiligungen an drei österreichischen Regionalbanken (37.5 % an der Bank für Tirol und Voralberg, 28 % an der Bank für Kärnten und Steiermark, und 29.4 % an der Oberbank). Im Jahre 2002 realisierte die HVB Group einen Gewinn von insgesamt € 103 Mio. aus dem Verkauf von Beteiligungen an mehreren österreichischen Gesellschaften an Unternehmen der AVZ-Stiftung-Gruppe.

Die HVB Group hat in der Vergangenheit eine Reihe sonstiger Bankgeschäftsbeziehungen mit der AVZ-Stiftung und ihren Tochtergesellschaften zu marktgerechten Konditionen, die einem Drittvergleich standhalten, unterhalten und beabsichtigt, dies auch weiterhin zu tun. Zum 31. Dezember 2003 betrug der Gesamtbetrag der von der HVB Group der AVZ-Stiftung und ihren Tochtergesellschaften gewährten Kredite ca.€ 952 Mio. Zum gleichen Stichtag belief sich der Gesamtbetrag der Anlagen der AVZ-Stiftung-Gruppe bei der HVB Group (Einlagen und Ergänzungskapital) auf ca. € 711 Mio.

Beziehungen zur B&C Privatstiftung

In den Jahren 2000 und 2001 veräußerte Bank Austria Creditanstalt die meisten ihrer bankfremden Beteiligungen an eine hundertprozentige Tochtergesellschaft einer von Bank Austria Creditanstalt errichteten österreichischen Privatstiftung, der B&C Privatstiftung, gegen verbriefte Substanzgenussrechte, die Bank Austria Creditanstalt einen Anspruch auf 95% des Jahresüberschusses und des Liquidationserlöses der Holding-Tochtergesellschaft (d.h. auf einer nicht konsolidierten Basis) gewähren. Die B&C Privatstiftung hat keinen Eigentümer und wird von einem dreiköpfigen Stiftungsvorstand verwaltet, von denen einer Mitglied des Vorstandes der HypoVereinsbank ist (Gerhard Randa). Die B&C Privatstiftung hat unter anderem zum Ziel, die österreichische Wirtschaft durch langfristige Beteiligungen an großen österreichischen Unternehmen zu fördern.

HVB Group hat keinerlei Verpflichtung, zusätzliche Einlagen oder Nachschüsse an die Privatstiftung oder ihre Tochtergesellschaft zu leisten. Der Buchwert der von der HVB Group gehaltenen Genussrechte betrug zum 31. Dezember 2003 ca. € 935 Mio. Aus der Veräußerung von Beteiligungen an die Tochtergesellschaft der Privatstiftung erzielte die HVB Group im Jahr 2001 einen Gewinn in Höhe von € 71 Mio. Im Jahr 2002 erfolgten Dividendenausschüttungen der Portfoliogesellschaften an die Holding-Tochtergesellschaft für das

Jahr 2001, die in Höhe von ca. € 2,2 Mio. entsprechend der Berechtigung der HVB Group aus ihren Substanzgenussrechten im Jahr 2003 an die HVB Group gezahlt worden sind.

Der Widerruf der B&C Privatstiftung durch ihre Stifter ist gesetzlich ausgeschlossen. Im Endeffekt ist der Stiftungsvorstand befugt, alle bedeutsamen Beschlüsse, die das Vermögen und die Verbindlichkeiten der Privatstiftung und ihrer Holding-Tochtergesellschaft betreffen, zu fassen. Nach Maßgabe der jeweiligen Genussrechtsbedingungen steht es im freien Ermessen des Stiftungsvorstandes, den Kauf oder Verkauf von Beteiligungen der Privatstiftung und der Holding-Tochtergesellschaft zu genehmigen oder andere Entscheidungen in Bezug auf die Tochtergesellschaft zu treffen, einschließlich der Aufnahme von Fremdmitteln oder der Belastung von Vermögensgegenständen mit Sicherheiten. Die Privatstiftung und ihre Holding-Tochtergesellschaft sind auf unbestimmte Zeit errichtet. Die HVB Group hat kein Recht, die Abwicklung der Holding-Tochtergesellschaft zu verlangen. Ihre Rechte in Bezug auf die Holding-Tochtergesellschaft sind im wesentlichen beschränkt auf Ausschüttungsansprüche, bestimmte Auskunftsrechte, ihr Recht auf die Entsendung eines Vertreters in den Beirat der Holding-Tochtergesellschaft, solange wie sie mehr als die Hälfte der ausgegebenen Genussrechte hält, sowie einen umfassenden Verwässerungsschutz. Sie kann zudem von der Holding-Tochtergesellschaft die Börseneinführung der Genussscheine verlangen.

Die Geschäftsführer der Holding-Tochtergesellschaft sind verpflichtet, die Rechte der Genussrechtsinhaber zu wahren. Nach der Stiftungsurkunde haben die Stiftungsvorstände bei allen Gesellschafterbeschlüssen betreffend die Holding-Tochtergesellschaft einschließlich deren Beteiligungsgesellschaften und bei deren Überwachung die Interessen der Inhaber von Genussrechten an der Holding-Tochtergesellschaft zu wahren. Auch der Beirat der Holding-Tochtergesellschaft ist an den jeweiligen Gesellschaftsvertrag gebunden, der sie zur Wahrung der Interessen der Genussrechtsinhaber verpflichtet.

Die Holding-Tochtergesellschaft ist sowohl aufgrund ihres Gesellschaftsvertrages als auch aufgrund der Genussrechtsbedingungen zu jährlichen Ausschüttungen an die Genussrechtsinhaber verpflichtet. Die Genussrechtsbedingungen verpflichten die Holding-Tochtergesellschaft dafür zu sorgen, dass ihre *nachgeordneten Tochtergesellschaften und Minderheitsbeteiligungen in angemessenem Umfang* Ausschüttungen vornehmen. In den Genussrechtsbedingungen ist jeweils als Teil des Verwässerungsschutzes der Genussrechte ein Bezugsrecht bei Kapitalerhöhungen vorgesehen. Die Bank Austria Creditanstalt ist nicht berechtigt, die Mitglieder des Stiftungsvorstandes oder des Beirates (die von ihr in den Beirat entsandten Mitglieder ausgenommen) oder die Geschäftsführer der Holding-Tochtergesellschaft abzuberufen. HypoVereinsbank hat keinen beherrschenden Einfluss auf die Privatstiftung oder ihre Tochtergesellschaften, was auch für Rechnungslegungszwecke maßgeblich ist, und bezieht sie daher nicht in ihren Konsolidierungskreis ein. Für Bilanzzwecke behandelt die HVB Group die Genussrechte als zur Veräußerung verfügbare ("available-for-sale") Finanzinstrumente, auch wenn zur Zeit kein öffentlicher Markt für sie existiert.

Zum 31. Dezember 2003 hatte die HVB Group an die B&C Privatstiftung keine Darlehen ausstehen. Die HVB Group schließt Kredit- und Bankgeschäfte mit der Holding-Tochtergesellschaft der Privatstiftung und mit Gesellschaften, an denen die Holding-Tochtergesellschaft Beteiligungen hält, zu Konditionen, die einem Drittvergleich standhalten, ab.

Die Begünstigten der Privatstiftung und daher indirekt der Cashflows und Liquidationserlöse, soweit diese nach den Genussrechtsbedingungen nicht der Bank Austria Creditanstalt zustehen, sind die Aktionäre der HypoVereinsbank. Allerdings haben diese Begünstigten keine Kontrolle über den Zeitpunkt etwaiger Ausschüttungen von der Holding-Tochtergesellschaft an die Privatstiftung oder von der Privatstiftung an die Begünstigten. Der Stiftungsvorstand kann frei über den Zeitpunkt sowie die Art und Weise der Verwendung von Barmitteln, die die Privatstiftung erhält, im Rahmen des jeweiligen Stiftungszwecks entscheiden. Es gab bislang keine Ausschüttungen von der Privatstiftung an ihre Begünstigten, und es werden zur Zeit auch keine erwartet.

Beziehungen zur Hypo Real Estate Group

Gründung der Hypo Real Estate Group

Ende des Jahres 2002 traf die HypoVereinsbank die strategische Entscheidung, dass die HVB Group wesentliche Teile ihres Immobilienfinanzierungsgeschäfts mit gewerblichen Immobilienkunden übertragen soll, darunter das gewerbliche Immobilienfinanzierungsgeschäft ihrer drei deutschen Hypothekenbanktöchter HVB Real Estate Bank AG, Württembergische Hypothekenbank AG und Westfälische Hypothekenbank AG sowie das gesamte gewerbliche Immobilienfinanzierungsgeschäft des Konzerns außerhalb Deutschlands, Österreichs und Zentral- und Osteuropas. Diese Geschäftsaktivitäten sollten nicht mehr innerhalb der HVB

Group betrieben werden, sondern an einen neu gegründeten und rechtlich eigenständigen Konzern übertragen werden, die Hypo Real Estate Group, an der die HypoVereinsbank keine Beteiligung halten sollte.

Der größte Teil dieser Geschäftsaktivitäten wurde durch eine Abspaltung gemäß den Bestimmungen des Umwandlungsgesetzes auf die neu gegründete Hypo Real Estate Holding AG, die Muttergesellschaft der neuen Hypo Real Estate Group, übertragen. Der zu Grunde liegende Spaltungsplan wurde auf der Hauptversammlung der HypoVereinsbank am 14. Mai 2003 beschlossen. Die Abspaltung umfasste sämtliche Anteile der HypoVereinsbank an ihrer 100%igen Tochtergesellschaft und Abspaltungsvehikel DIA Vermögensverwaltungs-GmbH, welche die Beteiligungen des Konzerns an ihren drei deutschen Hypothekenbanktöchtern sowie an der HVB Bank Ireland (später in "Hypo Real Estate Bank International" umbenannt) und mehreren anderen nicht-deutschen Tochtergesellschaften hielt. In Verbindung mit der gesellschaftsrechtlichen Neuausrichtung im Vorfeld der Abspaltung hatte die HypoVereinsbank die DIA Vermögensverwaltungs-GmbH mit einem Eigenkapital in Höhe von etwa € 3.712 Mio. ausgestattet. Die Abspaltung der Beteiligung der HypoVereinsbank an der DIA Vermögensverwaltungs-GmbH und dementsprechend die Gründung der Hypo Real Estate Holding AG wurde am 29. September 2003 mit ihrer Eintragung im Handelsregister München wirksam, mit Spaltungsstichtag zum 1. Januar 2003. Aufgrund der Abspaltung hatte jeder Aktionär der HypoVereinsbank Anspruch auf Erhalt einer Aktie der Hypo Real Estate Holding AG für jeweils vier von diesem Aktionär gehaltene Aktien der HypoVereinsbank. Die Aktien der Hypo Real Estate Holding AG werden seit dem 6. Oktober 2003 im amtlichen Markt (Prime Standard) der Frankfurter Wertpapierbörse notiert.

Darüber hinaus wurden einzelvertraglich, nicht als Teil der Abspaltung, mehrere nicht-deutsche gewerbliche Immobilienfinanzierungsportfolios der HVB Group auf Einheiten der neuen Hypo Real Estate Group übertragen. Siehe "—Portfolioübertragungen zwischen der HVB Group und der Hypo Real Estate Group."

Zum Datum dieses Prospekts bestehen zwischen der HypoVereinsbank und der Hypo Real Estate Holding AG oder zwischen der HVB Group und der Hypo Real Estate Group keine Verflechtungen auf Managementebene. Kurt F. Viermetz, Aufsichtsratsvorsitzender der Hypo Real Estate Holding AG und Vorsitzender des *Board of Directors* der Hypo Real Estate Bank International mit Sitz in Dublin legte zum 31. Dezember 2003 sein Mandat als Aufsichtsrat der HypoVereinsbank nieder. Stephan Bub, der bis zum 31. Mai 2003 Vorstandsmitglied der HypoVereinsbank war, wurde im Januar 2004 in das *Board of Directors* der Hypo Real Estate Bank International berufen.

Obwohl die HypoVereinsbank und die Hypo Real Estate Holding AG zwei voneinander unabhängige Gesellschaften sind und die HypoVereinsbank (außerhalb ihres Handelsbestandes) keine Aktien an der Hypo Real Estate Holding AG hält, besteht eine Anzahl von potenziellen oder tatsächlichen gesetzlichen Haftungstatbeständen und -risiken der HVB Group gegenüber der Hypo Real Estate Group, die aus der Abspaltung resultieren oder mit ihr in Zusammenhang stehen. Siehe auch "Risikofaktoren—Risiken bezogen auf die Geschäftstätigkeit der HVB Group—Bestimmte Schritte des Transformationsprogramms 2003 der HVB Group, insbesondere betreffend die Abspaltung der Hypo Real Estate Group, beinhalten eine fortdauernde Haftung für Verbindlichkeiten und bergen operative Risiken."

Haftung der HypoVereinsbank gemäß § 133 Umwandlungsgesetz

Gemäß § 133 Umwandlungsgesetz haften die HypoVereinsbank und die Hypo Real Estate Holding AG während eines Zeitraums von fünf Jahren nach der Eintragung der Abspaltung gesamtschuldnerisch für die vor dem Wirksamwerden der Spaltung begründeten Verbindlichkeiten der HypoVereinsbank. Die HypoVereinsbank haftet daher weiterhin für diejenigen ihrer Verbindlichkeiten, die vor dem 29. September 2003 begründet worden sind und durch die Abspaltung an die Hypo Real Estate Holding AG übertragen wurden. Diese Verbindlichkeiten umfassen sowohl Rückzahlungsverpflichtungen in Höhe von etwa € 102,3 Mio. aus ausstehenden Genussscheinen mit einem entsprechenden Nennbetrag als auch Zahlungsverpflichtungen in Höhe von etwa € 0,2 Mio. in Bezug auf die kumulativen Vorausgewinnanteile für das Jahr 2002 auf die ausstehenden Vorzugsaktien der HypoVereinsbank.

Patronatserklärungen der HypoVereinsbank

In ihrem Geschäftsbericht für das Geschäftsjahr 2002 hat die HypoVereinsbank eine Patronatserklärung (die "Patronatserklärung 2002") unter anderem für die HVB Real Estate Bank AG, die Westfälische Hypothekenbank AG, die Württembergische Hypothekenbank AG, die FGH Bank N.V. und die HVB Bank Ireland (zusammen die "Erfassten Tochtergesellschaften") abgegeben, die zum Zeitpunkt der Erklärung zwar Tochtergesellschaften der HypoVereinsbank waren, jedoch nach Eintragung der Abspaltung in das Handelsregister am 29. September 2003 zu Tochtergesellschaften der Hypo Real Estate Holding AG wurden. Die HypoVereinsbank hat sich in ihrer Patronatserklärung 2002 verpflichtet, für die Erfassten Tochtergesellschaften, abgesehen vom Fall des politischen Risikos, im Rahmen ihrer Anteilsquote dafür Sorge zu tragen, dass sie ihre vertraglichen Verpflichtungen erfüllen können. Die HypoVereinsbank hatte in den vorangegangenen Geschäftsjahren ähnliche Erklärungen abgegeben. Der Geschäftsbericht der HypoVereinsbank für das Geschäftsjahr 2003 enthält jedoch keine erneute Patronatserklärung in Bezug auf die Erfassten Tochtergesellschaften. Auch wenn hinsichtlich des Umfangs der Haftung der HypoVereinsbank aufgrund der Patronatserklärung 2002 und ihrer vorangegangenen Patronatserklärungen erhebliche rechtliche Unsicherheiten bestehen, ist nach Auffassung der HypoVereinsbank davon auszugehen, dass eine potenzielle Haftung der HypoVereinsbank aufgrund ihrer Patronatserklärung für einen Zeitraum von mindestens fünf Jahren nach Wirksamwerden der Abspaltung in Bezug auf solche Verpflichtungen der Erfassten Tochtergesellschaften besteht, die vor dem 29. September 2003 von dieser Erklärung erfasst wurden und zu diesem Zeitpunkt noch bestanden. Eine Bezifferung des Volumens dieser möglichen Verpflichtungen ist nicht möglich. Darüber hinaus könnten selbst diejenigen Verpflichtungen der Erfassten Tochtergesellschaften, die nach der Eintragung der Abspaltung und vor Veröffentlichung des Geschäftsberichts der HypoVereinsbank für das Jahr 2003 entstanden sind, unter die Patronatserklärung 2002 fallen. Siehe "Risikofaktoren—Risiken bezogen auf die Geschäftstätigkeit der HVB Group—Bestimmte Schritte des Transformationsprogramms 2003 der HVB Group, insbesondere betreffend die Abspaltung der Hypo Real Estate Group, beinhalten eine fortdauernde Haftung für Verbindlichkeiten und bergen operative Risiken."

Haftung der HypoVereinsbank für die Hypo Real Estate Bank AG gegenüber dem Bundesverband deutscher Banken

Vor der Abspaltung der Hypo Real Estate Group hatte die HypoVereinsbank sich gemäß dem Statut des Einlagensicherungsfonds des Bundesverbandes deutscher Banken e.V. verpflichtet, den Bundesverband deutscher Banken von allen Verlusten freizustellen, die dem Verband durch Maßnahmen des Einlagensicherungsfonds in Fällen drohender oder tatsächlicher finanzieller Schwierigkeiten zugunsten von Banken entstehen, an denen die HypoVereinsbank eine Mehrheitsbeteiligung hält. Diese Ausgleichsverpflichtung galt auch für die HVB Real Estate Bank AG und die Westfälische Hypothekenbank AG, die im November 2003 zur Hypo Real Estate Bank AG verschmolzen wurden. Gemäß des Statuts des Einlagensicherungsfonds des Bundesverbandes deutscher Banken e.V. war die HypoVereinsbank nach Veräußerung ihrer Mehrheitsbeteiligung an den beiden Banken im Wege der Abspaltung berechtigt, ihre Haftungserklärung in Bezug auf diese beiden Banken zu widerrufen. In Verbindung mit der Abspaltung erneuerte die HypoVereinsbank jedoch am 1. Oktober 2003 ihre Verpflichtung in Bezug auf die beiden Banken und vereinbarte eine Verlängerung ihrer Haftungserklärung in Bezug auf die Hypo Real Estate Bank AG bis zum 31. Dezember 2005, sofern die Hypo Real Estate Holding AG nicht bis zu diesem Datum gegenüber dem Bundesverband deutscher Banken eine entsprechende Haftungserklärung für die Hypo Real Estate Bank AG abgibt. Ebenfalls am 1. Oktober 2003 bestätigte die Hypo Real Estate Holding AG gegenüber der Hypo Vereinsbank, dass sie alle rechtlich zulässigen und erforderlichen Maßnahmen ergreifen wird um sicherzustellen, dass das Volumen der ausstehenden einlagengesicherten Verbindlichkeiten, insbesondere Schuldscheindarlehen, in der Zeit bis zum 31. Dezember 2005 nicht den Betrag von € 7,7 Mrd. übersteigt. Es ist jedoch ungewiss, inwieweit die HypoVereinsbank sich auf diese Zusicherung der Hypo Real Estate Holding AG verlassen kann.

Ausgleichsverpflichtung der HypoVereinsbank in Bezug auf das Problemkreditportfolio der Hypo Real Estate Bank AG

Am 10. April 2003, im Zusammenhang mit der Abspaltung, schlossen die HypoVereinsbank, die HVB Real Estate Bank AG und die Westfälische Hypothekenbank AG eine Vereinbarung, gemäß der sich die HypoVereinsbank gegenüber den beiden anderen Banken zum Ausgleich von Jahresfehlbeträgen verpflichtete, soweit diese in den Geschäftsjahren 2003 und 2004 aufgrund von Einzelwertberichtigungen für Kreditforderungen, die am oder vor dem 1. Januar 2003 entstanden oder erworben wurden, bedingt sind. Die HVB Real Estate Bank AG wurde im September 2003 in Hypo Real Estate Bank AG umfirmiert, und die Westfälische Hypothekenbank AG wurde im November 2003 auf die Hypo Real Estate Bank AG verschmolzen. Die Ausgleichsverpflichtung der HypoVereinsbank wurde auf insgesamt € 590 Mio. begrenzt, wobei ein Betrag in Höhe von maximal € 460 Mio. für das Geschäftsjahr 2003 in Anspruch genommen werden konnte. Die HypoVereinsbank geht davon aus, dass die Hypo Real Estate Bank AG für das Geschäftsjahr 2003 den vollen Betrag der Ausgleichsverpflichtung in Höhe von € 460 Mio. in Anspruch nehmen wird. Danach könnte die Hypo Real Estate Bank AG für das Geschäftsjahr 2004 einen weiteren Anspruch auf Ausgleich in Höhe von maximal € 130 Mio. geltend machen.

Gemäß der Vereinbarung kann die HypoVereinsbank nach eigenem Ermessen, spätestens jedoch vor dem 21. Januar des Folgejahres beschließen, an Stelle der Zahlung eines Ausgleichs für Jahresfehlbeträge aufgrund von Einzelwertberichtigungen in den Geschäftsjahren 2003 und 2004 Kreditforderungen, für die von der Hypo Real Estate Bank AG Einzelwertberichtigungen gebildet wurden, zum Nennwert der Forderung zu erwerben. Sofern die HypoVereinsbank derartige Kreditforderungen erwirbt, reduziert sich ihre

Ausgleichsverpflichtung gegenüber der Hypo Real Estate Bank AG um den Betrag der den erworbenen Kreditforderungen zuzurechnenden Einzelwertberichtigungen. Für das Geschäftsjahr 2003 hat die HypoVereinsbank entschieden, keine solche Kreditforderungen zu erwerben und statt dessen den vollen Ausgleichsbetrag in Höhe von € 460 Mio. zu zahlen.

Wenn die Hypo Real Estate Bank AG für das Geschäftsjahr 2004 den verbleibenden Höchstbetrag von € 130 Mio. für Ausgleichszahlungen nicht in voller Höhe in Anspruch nimmt, hat die Hypo Real Estate Bank AG nach der Vereinbarung einen Anspruch auf Zahlung von 20 % des Unterschiedsbetrages zwischen € 590 Mio. und dem Gesamtbetrag der von der HypoVereinsbank für beide Jahre geleisteten Ausgleichszahlungen. Die Hypo Real Estate Bank AG ist ihrerseits verpflichtet, der HypoVereinsbank 35 % aller Erträge zu zahlen, die aus der Auflösung von Einzelwertberichtigungen in den Geschäftsjahren 2005 bis 2009 entstehen, wobei diese Zahlungsverpflichtung durch die Höhe der tatsächlich von der HypoVereinsbank gezahlten Ausgleichsbeträge begrenzt ist.

Zahlungsverpflichtung der HypoVereinsbank in Bezug auf Zinsansprüche unter den ausstehenden Genussscheinen der Hypo Real Estate Holding AG

Im Zusammenhang mit der Abspaltung hat die Hypo Real Estate Holding AG die Verpflichtung zur Bedienung und Rückzahlung von Genussscheinen der HypoVereinsbank im Nennwert von insgesamt € 102.258.376,24 übernommen. Siehe "Angaben über das Kapital der HypoVereinsbank—Genussrechte." Am 30. September 2003 zahlte die HypoVereinsbank an die Hypo Real Estate Holding AG einen Betrag in Höhe des Nennbetrags dieser Genussscheine als Ausgleich für die übernommene Rückzahlungsverpflichtung. Darüber hinaus schlossen die HypoVereinsbank und die Hypo Real Estate Holding AG am 3. Dezember 2003 eine Finanzierungsvereinbarung ab, gemäß der die HypoVereinsbank sich verpflichtete, der Hypo Real Estate Holding AG als Ausgleich für die vom 1. Januar bis zum 30. September 2003 aufgelaufenen Genussrechtszinsen einen Gesamtbetrag von etwa € 4,7 Mio. zu zahlen.

Haftung der HypoVereinsbank in Bezug auf den Zulassungsprospekt der Hypo Real Estate Holding AG

Die HypoVereinsbank übernahm gemäß §§ 44 ff. Börsengesetz die Verantwortung für den Inhalt des Börsenzulassungsprospekts der Hypo Real Estate Holding AG vom 19. September 2003. Gemäß einer Grundlagenvereinbarung, welche die HypoVereinsbank mit der DIA Vermögensverwaltungs-GmbH im Vorfeld der Abspaltung und der Börseneinführung der neu gegründeten Hypo Real Estate Holding AG am 28. Juli 2003 abschloss, verpflichtete sich die DIA Vermögensverwaltungs-GmbH, die HypoVereinsbank von bestimmten Ansprüchen in Verbindung mit der Abspaltung und der Zulassung der neuen Aktien an der Frankfurter Wertpapierbörse freizustellen.

Portfolioübertragungen zwischen.der HVB Group und der Hypo Real Estate Group

Im Zusammenhang mit der Abspaltung verpflichtete sich die HypoVereinsbank, mehrere ausländische gewerbliche Immobilienfinanzierungsportfolios an Gesellschaften der neuen Hypo Real Estate Group zu übertragen. Des Weiteren wurde vereinbart, das Firmenkundenkreditportfolio eines Unternehmens der neuen Hypo Real Estate Group an eine Gesellschaft der HVB Group zu übertragen. In Verbindung mit einigen der Portfolioübertragungen schloss die HypoVereinsbank auch mehrere Kreditvereinbarungen mit der Hypo Real Estate Bank International ab. Siehe "—Kreditvereinbarungen im Zusammenhang mit der Abspaltung." Aus Sicht der HypoVereinsbank sind alle diese Transaktionen zu Bedingungen abgeschlossen worden, die im Wesentlichen denjenigen Bedingungen vergleichbar sind, zu denen die Hypo Real Estate Group diese Transaktionen mit außenstehenden Dritten abgeschlossen hätte.

True-Sale-Portfolio

Am 18. September 2003 schloss die HypoVereinsbank mit zwei Gesellschaften der neuen Hypo Real Estate Group, der Hypo Real Estate Bank International mit Sitz in Dublin und der HVB Real Estate Capital France S.A einen Rahmenvertrag zur Kreditübernahme ab. Gemäß diesem Vertrag verpflichtete sich die HypoVereinsbank, ein gewerbliches Immobilienfinanzierungsportfolio mit nicht deutschen Kreditnehmern außerhalb der Vereinigten Staaten (das "True-Sale-Portfolio") physisch an die Hypo Real Estate Bank International und die HVB Real Estate Capital France S.A. zu übertragen. Das Gesamtvolumen des True-Sale-Portfolios betrug zum 25. September 2003 etwa € 1.753 Mio. an Inanspruchnahmen und insgesamt etwa € 1.918 Mio. an Kreditzusagen. Sämtliche Kreditforderungen des True-Sale-Portfolios wurden bis Ende des Jahres 2003 an die Hypo Real Estate Bank International und die HVB Real Estate Capital France S.A. abgetreten und übertragen.

Die Hypo Real Estate Bank International bzw. – bezogen auf in Frankreich ausgereichte Kredite - die HVB Real Estate Capital France S.A. verpflichteten sich, die Kreditforderungen des True-Sale-Portfolios sowie alle zur Besicherung dieser Forderungen bestehenden Sicherheiten zu erwerben. Die Übertragung der Kreditforderungen des True-Sale-Portfolios erfolgte unter den aufschiebenden Bedingungen der Bezahlung des vereinbarten Kaufpreises, der Zustimmung des jeweiligen Kreditnehmers sowie ggf. der Konsortialbanken. Soweit die Übertragung der in Bezug auf eine Kreditforderung bestellten Sicherheit die Zustimmung oder eine andere Mitwirkung des Kreditnehmers oder der Person, welche die Sicherheit stellt, oder andere Handlungen oder Formerfordernisse erfordert, hält die HypoVereinsbank diese Sicherheit als Treuhänderin für die Hypo Real Estate Bank International bzw. die HVB Real Estate Capital France S.A. bis die Übertragung wirksam wird. Des Weiteren wird die HypoVereinsbank auch nach der Übertragung der besicherten Kreditforderungen auf Wunsch der Hypo Real Estate Bank International für diese (und ggf. auch für die Konsortialbanken) alle Sicherheiten treuhänderisch verwahren, die in Verbindung mit Konsortialkrediten geschaffen wurden, bei denen die HypoVereinsbank Agent ist, wenn und soweit sich die Hypo Real Estate Bank International verpflichtet, auf Haftungsansprüche in diesem Zusammenhang zu verzichten und die HypoVereinsbank in Bezug auf alle Haftungsansprüche der Konsortialbanken freizustellen.

Zusätzlich wurde im Rahmen einer Übertragung eines Geschäftsbetriebes im Ganzen durch einen gesonderten Vertrag vom 23. September 2003 das gewerbliche Immobilienfinanzierungsportfolio der HypoVereinsbank in Italien mit einem Gesamtvolumen zum 25. September 2003 von etwa € 931 Mio. an Inanspruchnahmen auf die Hypo Real Estate Bank International übertragen.

Synthetisches Portfolio

Die HypoVereinsbank, die Hypo Real Estate Bank International und die HVB Real Estate Capital France S.A. schlossen ebenfalls am 18. September 2003 einen Kreditübernahme- und Treuhandvertrag ab, demzufolge ein Portfolio, das aus bestimmten gewerblichen Immobilienfinanzierungsdarlehen der Hypo Vereinsbank an nicht deutsche Darlehensnehmer außerhalb der Vereinigten Staaten bestand (das "Synthetische Portfolio"), an die Hypo Real Estate Bank International übertragen werden sollte. Die Parteien vereinbarten, dass diese Übertragung "synthetisch" sein sollte, d.h. die Darlehen sollen in der Bilanz der HypoVereinsbank verbleiben, wogegen das Kreditausfallrisiko über eine der HypoVereinsbank von der Hypo Real Estate Bank International zu stellende Zahlungsgarantie auf die Hypo Real Estate Bank International übertragen werden sollte. Das Gesamtvolumen des Synthetischen Portfolios belief sich zum 25. September 2003 auf insgesamt etwa € 5.498 Mio. an Inanspruchnahmen, insgesamt etwa € 6.430 Mio. an Kreditzusagen.

Gemäß dem Kreditübernahme- und Treuhandvertrag verkaufte die HypoVereinsbank sämtliche Rechte, Pflichten und Ansprüche aus den Kreditforderungen des Synthetischen Portfolios an die Hypo Real Estate Bank International. Die Parteien vereinbarten, dass der Kaufpreis für jede Kreditforderung sich nach der Höhe des offenen Kreditsaldos zuzüglich der im Zeitpunkt der Kaufpreiszahlung rückständigen sowie aufgelaufenen Zinsen bestimmt. Der Kaufpreis ist fünf Jahre nach Wirksamwerden des Vertrags fällig bzw. sofort bei Eintreten eines Garantiefalls bezüglich der Kreditforderungen. Die Hypo Real Estate Bank International ist jedoch jederzeit berechtigt, den Kaufpreis für einzelne oder sämtliche Kredite zu bezahlen. Mit Zahlung des Kaufpreises müssen sämtliche bis dahin synthetisch übertragenen Kredite auch physisch auf die Hypo Real Estate Bank International übertragen werden. Diese physischen Übertragungen werden jedoch erst mit der Zustimmung des jeweiligen Kreditnehmers und der Erfüllung sämtlicher Wirksamkeitserfordernisse nach der jeweils anwendbaren ausländischen Rechtsordnung, der die Kredite unterliegen, wirksam.

Bis zur physischen Übertragung einer Kreditanforderung garantiert die Hypo Real Estate Bank International in voller Höhe die Zahlung sämtlicher Verpflichtungen des Kreditnehmers aus der Forderung und die HypoVereinsbank bleibt im Außenverhältnis Vertragspartner des Kreditnehmers. Daher erfolgen Zahlungen der Kreditnehmer weiterhin auf die bei der HypoVereinsbank geführten Konten. Die HypoVereinsbank fungiert als Treuhänderin und zieht die Forderungen in eigenem Namen ein. Die Hypo Real Estate Bank International übernimmt die vollständige Verwaltung, Bearbeitung, Betreuung und Überwachung der Kreditverträge und darf alle kreditrelevanten Entscheidungen, bis auf die Stundung von Zinszahlungen und Forderungsverzichte im Namen der HypoVereinsbank treffen. Die HypoVereinsbank zahlt der Hypo Real Estate Bank International für die Kredite eine Garantieprovision.

Derivate-Rahmenvertrag

Die HypoVereinsbank hat in Bezug auf Kredite des True-Sale-Portfolios und des Synthetischen Portfolios häufig Zinsderivate abgeschlossen. Da die HypoVereinsbank weiterhin Vertragspartner der Derivatverträge bleibt, schlossen die HypoVereinsbank und die Hypo Real Estate Bank International am 18. September 2003 einen Derivate-Rahmenvertrag ab, gemäß dem die Forderungen der Banken aus jedem Kreditvertrag und dem damit verbundenen Derivatvertrag quotal bezogen auf die Höhe der fälligen Forderungen der Parteien erfüllt werden, soweit die Zahlungen des Kreditnehmers nicht ausreichen, um beide Forderungen in voller Höhe zu erfüllen. Falls die Erlöse aus der Verwertung von Sicherheiten, die für den zugrundeliegenden

Kreditvertrag und/oder den Derivatevertrag bestellt sind, zur Befriedigung aller fälligen Ansprüche aus dem Grundgeschäft sowie dem Derivatvertrag nicht ausreichen, werden die HypoVereinsbank und die Hypo Real Estate Bank International die Erlöse quotal bezogen auf die Höhe ihrer ausstehenden Forderungen zuteilen. Sofern die HypoVereinsbank beabsichtigt, ein Derivatgeschäft zu kündigen, kann die Hypo Real Estate Bank International auf ihren Wunsch hin diesen Derivatvertrag übernehmen.

U.S.-Kreditportfolio

Am 25. November 2003 schloss die HypoVereinsbank, handelnd durch ihre New Yorker und Cayman Zweigniederlassungen, und die Hypo Real Estate Capital Corporation, eine indirekte Tochtergesellschaft der Hypo Real Estate Holding AG, einen Abtretungs- und Übernahmevertrag über den Verkauf eines gewerblichen Immobilienfinanzierungsportfolios der HypoVereinsbank in den Vereinigten Staaten ab. Das an die Hypo Real Estate Capital Corporation verkaufte Portfolio hatte zum 25. November 2003 ein Volumen in Höhe von etwa US $ 3.960 Mio. an Inanspruchnahmen und ein Gesamtvolumen von insgesamt etwa US $ 5.238 Mio. an Kreditzusagen. Alle Kreditforderungen des Portfolios wurden bis Ende des Jahres 2003 physisch übertragen. Vor den oben beschriebenen Portfolioverkäufen hatte die HypoVereinsbank bereits ein anderes U.S. Portfolio mit einem Gesamtkreditvolumen von ca. US $ 747 Mio. in Form von Pass-Through-Zertifikaten auf gewerbliche Hypothekenkredite verbrieft. Die ungeratete nachrangige Tranche, die sog. "B-pieces", wurde an die Hypo Real Estate Capital Corporation übertragen.

Gemäß dem Abtretungs- und Übernahmevertrag hat die HypoVereinsbank vereinbart, die Hypo Real Estate Capital Corporation und andere mit ihr verbundene Parteien hinsichtlich solcher Ansprüche freizustellen, die gegen diese Parteien zum Beispiel aufgrund einer Verletzung der unter dem Abtretungs- und Übernahmevertrag von der HypoVereinsbank abgegebenen Zusicherungen und Gewährleistungen, oder von Dritten aufgrund des Verhaltens der HypoVereinsbank, ihrer verbundenen Unternehmen oder bestimmten anderen Personen in Zusammenhang mit den in den Vertrag einbezogenen Krediten geltend gemacht werden, soweit solche Ansprüche nicht aufgrund von Maßnahmen, die direkt oder indirekt von Mitarbeitern der Abteilung Immobilienkreditvergabe der New Yorker Zweigniederlassung der HypoVereinsbank getroffen wurden, oder Maßnahmen die auf Anweisung oder Bitten von solchen Mitarbeitern getroffen wurden, oder Maßnahmen die auf Anweisung oder Bitten des Käufers oder einer mit ihm verbundenen Partei getroffen wurden, beruhen.

Firmenkundenkreditportfolio der Hypo Real Estate Bank International

Die Hypo Real Estate Bank International und die HVB Banque Luxembourg S.A. ("HVB Luxemburg"), eine Tochtergesellschaft der HypoVereinsbank, schlossen am 1. Juli 2003 einen Kreditportfoliokaufvertrag ab, der den Verkauf des bestehenden Firmenkundenkreditportfolios der Hypo Real Estate Bank International an die HVB Luxembourg vorsah. Es wurde vereinbart, dass das Portfolio physisch zu übertragen war. Das Gesamtvolumen der Inanspruchnahmen der Kredite dieses Portfolios belief sich auf ca. € 2,6 Mrd. zum 30. Juni 2003. Sämtliche Kredite wurden bis Ende des Jahres 2003 auf die HVB Luxembourg übertragen.

Kreditvereinbarungen im Zusammenhang mit der Abspaltung

Im Zusammenhang mit der Abspaltung der Hypo Real Estate Group hat die HypoVereinsbank mit der Hypo Real Estate Bank International eine Reihe von Darlehensverträgen für die Refinanzierung des von der HypoVereinsbank an die Hypo Real Estate Bank International verkauften True-Sale-Portfolios und des Synthetischen Portfolios sowie zur Finanzierung von neuem Geschäft der Hypo Real Estate Bank International vereinbart. Zum 31. Dezember 2003 betrug der Gesamtbetrag der Kredite der HypoVereinsbank an die Hypo Real Estate Bank International etwa € 4.723 Mio. an Inanspruchnahmen, einschließlich eines Nachrangdarlehens in Höhe von € 600 Mio. mit einer Laufzeit von zehn Jahren und einer Kündigungsoption für die Hypo Real Estate Bank International nach Ablauf von fünf Jahren.

Die HypoVereinsbank hat ebenfalls im Zusammenhang mit der Abspaltung am 24. September 2003 mit der Hypo Real Estate Bank AG zwei Verträge über Kreditlinien für allgemeine Finanzierungszwecke in Höhe von € 1.000 Mio. und € 500 Mio. abgeschlossen. Beide Kreditlinien sind verfügbar in drei Tranchen, die zwischen dem 15. Oktober 2003 und dem 22. September 2006 in Anspruch genommen werden können. Jede Tranche kann in Form von zwei Vorschaltdarlehen gezogen werden, deren Laufzeit zwischen zwei bis 36 Monaten liegen kann. Die HypoVereinsbank hat der Hypo Real Estate Bank AG ebenfalls am 24. September 2003 eine einjährige Überziehungskreditlinie in Höhe von € 800 Mio. für allgemeine Finanzierungszwecke gewährt. Zum 31. Dezember 2003 sind von allen Kreditlinien insgesamt etwa € 1.134 Mio. in Anspruch genommen worden. Des Weiteren hat die HypoVereinsbank am 7. Oktober 2003 an die Hypo Real Estate Holding AG und das Abspaltungsvehikel DIA Vermögensverwaltungs-GmbH einen Kredit für allgemeine Finanzierungszwecke in Höhe von € 200 Mio. gewährt. Dieser Kredit hat eine Laufzeit von sieben Jahren.

Andere Transaktionen und Vereinbarungen

Die HypoVereinsbank und andere Gesellschaften der HVB Group einerseits und Unternehmen der Hypo Real Estate Group andererseits stehen zurzeit und werden weiterhin in kurzfristigen oder langfristigen Kreditbeziehungen stehen oder neue eingehen. Zum 31. Dezember 2003 hatte die Hypo Real Estate Group gegenüber der HVB Group Kreditinanspruchnahmen in Höhe von etwa € 6.254 Mio. gegenüber einem zugesagten Kreditvolumen von etwa € 7.273 Mio.

Darüber hinaus können Gesellschaften der HVB Group bei Interbankgeschäften und derivativen Geschäften mit der Hypo Real Estate Group als Gegenpartei agieren. Die HypoVereinsbank geht auch davon aus, dass die aus Kapitalmarktaktivitäten resultierenden Beziehungen zwischen der Hypo Real Estate Group und der HVB Group weiterhin bestehen bleiben. Die HypoVereinsbank beabsichtigt beispielsweise, weiterhin als Konsortialführer oder Arrangeur von Wertpapierplatzierungen oder als Market Maker im Handel von Wertpapieren der Unternehmen der Hypo Real Estate Group zu agieren.

Die HypoVereinsbank geht auch davon aus, dass die HVB Group und die Hypo Real Estate Group weiterhin kooperieren und in bestimmten Bereichen gegenseitig Serviceleistungen in Anspruch nehmen werden. So werden zum Beispiel einige Serviceverträge zwischen Einheiten der HVB Group und Einheiten der Hypo Real Estate Group, insbesondere im IT-Bereich, voraussichtlich aufrecht erhalten, bis die Hypo Real Estate Group ihre eigenen Serviceeinheiten aufgebaut hat.

Die HypoVereinsbank geht davon aus, dass die HVB Group alle vorstehend beschriebenen Transaktionen zu Bedingungen abschließt, die im Wesentlichen denen entsprechen, die die Parteien auch mit außenstehenden Dritten abgeschlossen hätten, und dass der Konzern diese Vorgehensweise beibehält.

Management und Mitarbeiter

Management

Allgemeines

Wie alle deutschen Aktiengesellschaften hat die HypoVereinsbank eine zweistufige Unternehmensleitung. Der Vorstand ist für die Geschäftsführung der HypoVereinsbank und die Vertretung der HypoVereinsbank gegenüber Dritten zuständig. Die Mitglieder des Vorstands werden vom Aufsichtsrat bestellt und abberufen. Der Aufsichtsrat überwacht die Geschäftsführung des Vorstands, er darf keine Geschäftsführungsentscheidungen treffen, doch muss der Vorstand gemäß dem Aktiengesetz und der Satzung der HypoVereinsbank für bestimmte Handlungen, wie z.B. den Erwerb von Grundstücken für den Geschäftsbetrieb der HypoVereinsbank, sofern der Erwerbspreis € 1 Mio. übersteigt, die Bestellung von Prokuristen sowie die Errichtung und Aufhebung von Zweigniederlassungen, die Zustimmung des Aufsichtsrates einholen.

Die Mitglieder des Vorstands und des Aufsichtsrates haben bei der Wahrnehmung ihrer Aufgaben die Sorgfalt eines ordentlichen und gewissenhaften Geschäftsleiters bzw. Aufsichtratsmitglieds anzuwenden. Sowohl der Vorstand als auch der Aufsichtsrat sind verpflichtet, bei ihren Entscheidungen verschiedenen Belangen Rechnung zu tragen. Sie müssen neben dem Interesse der HypoVereinsbank auch die Interessen der Aktionäre, der Arbeitnehmer und der Gläubiger berücksichtigen. Der Vorstand ist darüber hinaus verpflichtet, das Recht der Aktionäre auf Gleichbehandlung und gleiche Information zu beachten.

Die Mitglieder des Vorstands und des Aufsichtsrates sind der HypoVereinsbank gegenüber zu Schadensersatz verpflichtet, falls sie ihre Pflichten schuldhaft verletzen. Die HypoVereinsbank kann erst drei Jahre nach der Entstehung des Anspruchs und nur dann auf Ersatzansprüche verzichten oder sich über sie vergleichen, wenn die Hauptversammlung mit der einfachen Mehrheit der abgegebenen Stimmen zustimmt. Eine Zustimmung oder ein Verzicht ist nur dann wirksam, wenn nicht eine Minderheit der Aktionäre, deren Anteile zusammen 10 % des Grundkapitals erreichen, zur Niederschrift Widerspruch erhebt. Den Aktionären steht nach dem deutschen Aktiengesetz grundsätzlich kein direkter Schadensersatzanspruch gegen die Mitglieder des Vorstands und des Aufsichtsrates aus einer Verletzung ihrer Pflichten gegenüber der HypoVereinsbank zu.

Der Aufsichtsrat hat umfassende Überwachungsfunktionen. Damit diese ordnungsgemäß wahrgenommen werden können, ist der Vorstand dem Aufsichtsrat zur regelmäßigen Berichterstattung verpflichtet. Er hat unter anderem über die beabsichtigte Geschäftspolitik und andere grundsätzliche Fragen der Unternehmensplanung (insbesondere die Finanz-, Investitions- und Personalplanung) zu berichten. Darüber hinaus kann der Aufsichtsrat jederzeit besondere Berichte über Angelegenheiten der HypoVereinsbank, über ihre rechtlichen und geschäftlichen Beziehungen zu verbundenen Unternehmen sowie über geschäftliche Vorgänge bei diesen Unternehmen, die auf die Lage der HypoVereinsbank von erheblichem Einfluss sein können, verlangen.

Vorstand und Aufsichtsrat sind gemäß § 161 AktG verpflichtet, jährlich zu erklären, ob die HypoVereinsbank den vom Bundesministerium der Justiz bekannt gemachten Empfehlungen des Deutschen Corporate Governance Kodex entsprochen hat und entsprechen wird. Dieser Kodex enthält Empfehlungen zur Corporate Governance in Bezug auf Aktionäre und Hauptversammlung, Vorstand und Aufsichtsrat, Transparenz, Rechnungslegung und Abschlussprüfung. Hat die HypoVereinsbank einer Empfehlung nicht entsprochen oder will sie einer Empfehlung nicht entsprechen, sind Vorstand und Aufsichtsrat verpflichtet, dies in ihrer jährlichen Entsprechenserklärung bekannt zu geben. In ihrer gemeinsamen Erklärung vom 2. Dezember 2003 erklärten Vorstand und Aufsichtsrat der HypoVereinsbank, dass die HypoVereinsbank den Empfehlungen des zu diesem Datum gültigen Deutschen Corporate Governance Kodex mit Ausnahme der zwei nachstehenden Empfehlungen folgt und folgen wird: (i) sofern eine D&O-Versicherung für Vorstands- und Aufsichtsratsmitglied abgeschlossen wird, soll ein angemessener Selbstbehalt vereinbart werden, und (ii) die Angaben zur Vergütung der Vorstandsmitglieder sollen individualisiert erfolgen.

Die Vorstands- und Aufsichtsratsmitglieder der HypoVereinsbank sind über die Geschäftsadresse der Bank zu erreichen (Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Am Tucherpark 1, 80538 München).

Vorstand

Die Satzung der HypoVereinsbank bestimmt, dass der Vorstand aus mindestens zwei Mitgliedern besteht. Die Anzahl der Mitglieder des Vorstandes wird vom Aufsichtsrat bestimmt. Derzeit besteht der Vorstand aus sechs Mitgliedern. Die HypoVereinsbank wird gemäß ihrer Satzung gesetzlich durch zwei Vorstandsmitglieder gemeinschaftlich oder durch ein Vorsandsmitglied gemeinschaftlich mit einem Prokuristen vertreten. Den

Vorstandsmitgliedern ist es nicht gestattet, die HypoVereinsbank bei Geschäften zwischen sich und der Bank zu vertreten oder am Abschluss derartiger Geschäften teilzunehmen bzw. darüber abzustimmen. Vorstandsmitgliedern gegenüber vertritt der Aufsichtsrat die HypoVereinsbank gerichtlich und außergerichtlich. Sofern in einer bestimmten Angelegenheit anstelle des Plenums des Aufsichtsrates ein Ausschuss des Aufsichtsrates zu beschließen berechtigt ist, kann diesem auch die Vertretung der HypoVereinsbank gegenüber Vorstandsmitgliedern in dieser Angelegenheit übertragen werden.

Der Vorstand hat sich eine Geschäftsordnung gegeben, wonach die Zuständigkeit des Gesamtvorstandes in bestimmte Aufgabenbereiche eingeteilt ist. Jedes Vorstandsmitglied führt den ihm zugewiesenen Aufgabenbereich in eigener Verantwortung. Der Gesamtvorstand entscheidet in allen grundsätzlichen Angelegenheiten der Unternehmenspolitik oder Angelegenheiten von wirtschaftlicher Tragweite oder Angelegenheiten, die mehrere Aufgabenbereiche umfassen. Beschlüsse des Vorstands, die während einer Sitzung gefasst werden, bedürfen einer einfachen Mehrheit der abgegebenen Stimmen, während Beschlüsse, die außerhalb von Sitzungen gefasst werden, einer Mehrheit der Stimmen der Mitglieder des Vorstands bedürfen.

In der nachfolgenden Tabelle sind die gegenwärtigen Mitglieder des Vorstands unter Angabe ihrer Zuständigkeit, des Jahres ihrer ersten Bestellung, des Ablaufs der Amtsperiode sowie der Mitgliedschaft in gesetzlich zu bildenden inländischen Aufsichtsräten außerhalb der HVB Group aufgeführt. Einige Vorstandsmitglieder haben Positionen in verschiedenen Unternehmen der HVB Group, einschließlich unter anderem den börsennotierten Unternehmen Vereins- und Westbank, DAB Bank, Bank Austria Creditanstalt und Bank BPH, inne.

Name	Jahr der ersten Bestellung	Ablauf der Amtsperiode	Zuständigkeit/ Tätigkeit	Mitgliedschaft in gesetzlich zu bildenden inländischen Aufsichtsräten außerhalb der HVB Group
Dieter Rampl	1995	2005	Sprecher des Vorstands und CEO	Mitglied in den Aufsichtsräten der Bavaria Film GmbH, Koenig & Bauer AG, Bayerische Börse AG und FC Bayern München AG
Dr. Stefan Jentzsch	2001	2006	Corporates & Markets	Mitglied in den Aufsichtsräten der Deutsche Börse AG und Infineon Technologies AG
Dr. Michael Kemmer	2003	2008	Chief Risk Officer, Workout Immobilien	Mitglied im Aufsichtsrat der Schmidt Bank GmbH & Co. KGaA
Michael Mendel	2003	2008	Deutschland	Mitglied in den Aufsichtsräten der AVECO Holding AG, German Incubator GI Ventures AG, Kennametal Hertel AG und Rhön-Klinikum AG
Gerhard Randa	2001	2006	Chief Operating Officer, Österreich & Zentral- und Osteuropa	Keine
Dr. Wolfgang Sprißler	1996	2006	Chief Financial Officer	Mitglied in den Aufsichtsräten der D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG und Thyssen-Krupp Materials AG

Dieter Rampl, geboren 1947, ist seit dem 1. Januar 2003 Sprecher des Vorstands der HypoVereinsbank und CEO der HVB Group. 1995 wurde er Mitglied des Vorstands der Vereinsbank und im Jahr 1998, nach der Fusion mit der HYPO-Bank zum 1. September 1998 Mitglied des Vorstands der HypoVereinsbank. Von 1998 bis 2001 war er für das Firmenkundengeschäft der HVB Group zuständig und 2002 für die Geschäftsfelder Deutschland und Corporates & Markets. Herr Rampl begann seine berufliche Laufbahn 1968 als Auszubildender bei der Vereinsbank. Von 1969 bis 1971 war er für die Société de Banque Suisse in Genf im Bereich Trade & Commercial Finance tätig. Nach seiner Rückkehr zur Vereinsbank war Herr Rampl im Außenhandel und Firmenkundengeschäft, zuletzt als Leiter Firmenkunden in New York, tätig. 1983 wechselte er zur BHF-Bank, wo er zunächst als Leiter der Geschäftsstelle New York das Nordamerikageschäft verantwortete und zuletzt Bereichsleiter Corporate Finance und Vorstandsmitglied der Charterhouse in London war. Im November 1994 kehrte Herr Rampl zur Vereinsbank als Leiter Firmenkunden des Regionalbereichs München zurück.

Dr. Stefan Jentzsch, geboren 1960, trat zum 1. Mai 2001 mit seiner Bestellung zum Vorstandsmitglied in die HypoVereinsbank ein. Seine berufliche Laufbahn begann 1985 als Trainee bei der Vereinsbank. 1987 wechselte er zu Goldman Sachs International, London, wo er 1991 Executive Director mit Verantwortung für den deutschsprachigen Raum wurde. Seit 1992 war er für Goldman Sachs & Co., Frankfurt, als Geschäftsführer und Co-Head der Investment Banking Division für die Länder Deutschland, Schweiz und Österreich zuständig. 1998 wurde er zum Partner von Goldman Sachs & Co., New York, ernannt.

Dr. Michael Kemmer, geboren 1957, wurde zum 1. Juni 2003 zum Mitglied des Vorstands bestellt. Seine berufliche Laufbahn begann er 1977 als Auszubildender bei der Vereinsbank. Nach Abschluss seines betriebswirtschaftlichen Studiums kehrte er 1988 zur Vereinsbank zurück, wo er im Bereich Rechnungswesen tätig war. 1994 wechselte Dr. Kemmer zur DG Bank AG, wo er als Leiter Finanzen beschäftigt war. 1996 kehrte er zur Bayerischen Vereinsbank zurück, um die Leitung des Zentralbereichs Konzernrechnungswesen und -controlling zu übernehmen.

Michael Mendel, geboren 1957, wurde zum 1. Februar 2003 zum Vorstandsmitglied bestellt. Herr Mendel begann seine berufliche Laufbahn 1984 als Trainee bei der Vereinsbank. Nach verschiedenen Funktionen in den Zentralbereichen Kredit und Corporate Finance wurde er 1996 Mitleiter des Zentralbereichs Corporate Finance und 1997 Mitleiter des Zentralbereichs Kredit. 1998 wurde er Leiter des Zentralbereichs Risikomanagement und 2001 Mitglied des Vorstands der Bank Austria Creditanstalt mit Zuständigkeit für das Risikomanagement. 2002 kehrte er zur HypoVereinsbank zurück, wo er im Geschäftsfeld Deutschland für Firmenkunden und Freie Berufe zuständig war.

Gerhard Randa, geboren 1944, wurde zum 1. Januar 2001 zum Vorstandsmitglied bestellt. Herr Randa begann seine berufliche Laufbahn 1967 bei der Zentralsparkasse und Kommerzialbank in Wien. 1981 wurde er dort Leiter des Kreditressorts und 1985 zum Generalbevollmächtigten ernannt. 1986 wurde er Vorstandsmitglied der Creditanstalt-Bankverein, Wien, und 1990 Vorstandsvorsitzender der Österreichischen Länderbank. Von 1991 bis März 2003 war Herr Randa Vorstandsvorsitzender und CEO der Bank Austria Creditanstalt. Im April 2003 übernahm er den Vorsitz des Aufsichtsrates der Bank Austria Creditanstalt.

Dr. Wolfgang Sprißler, geboren 1945, wurde 1996 zum Vorstandsmitglied der Vereinsbank bestellt und ist seit der Fusion mit der HYPO-Bank seit September 1998 Mitglied des Vorstands der HypoVereinsbank. Dr. Sprißler begann seine berufliche Laufbahn 1976 bei der Vereinsbank, wo er im Zentralbereich Rechnungswesen verschiedene Tätigkeiten übernahm. 1983 wurde er Referent für Beteiligungsfragen und Rechnungslegungsvorschriften in der Vorstandsabteilung. 1987 übernahm er die Leitung des Zentralbereichs Rechnungswesen.

Aufsichtsrat

Nach der Satzung der HypoVereinsbank und in Übereinstimmung mit dem Mitbestimmungsgesetz 1976 besteht der Aufsichtsrat der HypoVereinsbank aus zwanzig Mitgliedern, von denen zehn von der Hauptversammlung und zehn durch die Arbeitnehmer gewählt werden. Die Mitglieder des Aufsichtsrates werden auf fünf Jahre gewählt, wobei eine Wiederwahl möglich ist. Die Hauptversammlung kann ein von ihr gewähltes Aufsichtsratsmitglied mit einer qualifizierten Mehrheit von drei Vierteln der abgegebenen Stimmen abwählen. Arbeitnehmervertreter können mit einer Dreiviertelmehrheit der abgegebenen Stimmen der Arbeitnehmergruppe, die den jeweiligen Vertreter gewählt hat, abgewählt werden. Darüber hinaus kann jedes Aufsichtsratsmitglied sein Amt durch schriftliche Mitteilung an den Vorstand niederlegen. Ein gegenwärtiges Mitglied des Aufsichtsrates der Bank wurde im Januar 2004 gemäß Aktiengesetz gerichtlich bestellt, nachdem einer der gewählten Vertreter der Anteilseigner sein Mandat im Dezember 2003 niedergelegt hatte. Aufgrund der Anfechtung der durch die ordentliche Hauptversammlung der Bank im Jahr 2003 erfolgten Wahl der Anteilseignervertreter wurden auf Antrag der HypoVereinsbank auch die anderen neun Anteilseignervertreter im Februar 2004 gerichtlich bestellt. Siehe "Geschäftstätigkeit der HVB Group—Rechtsstreitigkeiten—Wahl der Vertreter der Anteilseigner in den Aufsichtsrat der HypoVereinsbank"

Die Mitglieder des Aufsichtsrates wählen den Vorsitzenden und die beiden stellvertretenden Vorsitzenden des Aufsichtsrates. Der Aufsichtsrat der HypoVereinsbank tritt mindestens zwei Mal im Kalenderhalbjahr zusammen. Im Geschäftsjahr 2003 trat der Aufsichtsrat sieben Mal zusammen. Mindestens die Hälfte der Mitglieder des Aufsichtsrates müssen anwesend bzw. vertreten sein, damit der Aufsichtsrat beschlussfähig ist. Beschlüsse werden im Allgemeinen mit einer einfachen Mehrheit der abgegebenen Stimmen gefasst, sofern nicht zwingende gesetzliche Vorschriften eine andere Mehrheit vorschreiben. Bei Stimmengleichheit kann jedes Aufsichtsratsmitglied eine erneute Abstimmung beantragen. Ergibt auch diese zweite Abstimmung Stimmengleichheit, hat der Vorsitzende des Aufsichtsrates, der stets ein Vertreter der Aktionäre ist, die entscheidende Stimme.

In der nachfolgenden Tabelle sind die gegenwärtigen Mitglieder des Aufsichtsrates der HypoVereinsbank unter Angabe ihrer Haupttätigkeitsbereiche, des Jahres ihrer erstmaligen Wahl, des Ablaufs ihrer gegenwärtigen Amtsperiode und ihrer Mitgliedschaften in anderen gesetzlich zu bildenden inländischen Aufsichtsräten außerhalb der HVB Group (zum 31. Januar 2003) aufgeführt:

Name	Jahr der ersten Zuwahl	Ablauf der Amtsperiode	Mitgliedschaft in gesetzlich zu bildenden inländischen Aufsichtsräten außerhalb der HVB Group
Dr. Dr. h.c. Albrecht Schmidt, Vorsitzender[1]	2003	2008	Ehemaliger Sprecher des Vorstands der HypoVereinsbank, Mitglied in den Aufsichtsräten der Münchener Rückversicherungs-Gesellschaft AG und Siemens AG
Peter König, stellvertretender Vorsitzender[2]	1993	2008	Angestellter der HypoVereinsbank
Dr. Hans-Jürgen Schinzler, stellvertretender Vorsitzender[1]	2003	2008	Mitglied des Aufsichtsrates der Münchener Rückversicherungs-Gesellschaft AG, METRO AG und Deutsche Telekom AG
Dr. Manfred Bischoff[1]	2002	2008	Vorsitzender des Vorstands der EADS N.V., Vorsitzender des Aufsichtsrates der DaimlerChrysler Luft- und Raumfahrt Holding AG und DaimlerChrysler Aerospace AG, Mitglied in den Aufsichtsräten der FRAPORT AG, Gerling Konzern Versicherungs-Beteiligungs-AG und J.M. Voith AG
Volker Doppelfeld[1]	1998	2008	Vorsitzender des Aufsichtsrates der BMW AG, Mitglied in den Aufsichtsräten der D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG und IWKA AG
Klaus Grünewald[2]	1993	2008	Fachbereichsleiter Landesbezirk Bayern der verdi e.V., Mitglied des Aufsichtsrates der Fiducia IT AG
Anton Hofer[2]	1998	2008	Angestellter der HypoVereinsbank
Max Dietrich Kley[1]	1998	2008	Vorsitzender des Aufsichtsrates der Infineon Technologies AG, Mitglied im Aufsichtsrat der BASF AG
Friedrich Koch[2]	2003	2008	Angestellter der HypoVereinsbank
Hanns-Peter Kreuser[2]	1998	2008	Angestellter der HypoVereinsbank
Dr. Lothar Meyer[1]	2002	2008	Vorsitzender des Vorstands der ERGO Versicherungsgruppe AG, Vorsitzender der Aufsichtsräte von D.A.S. Deutscher Automobilschutz Allgemeine Rechtsschutz-Versicherungs-AG, DKV Deutsche Krankenversicherungs AG, Hamburg-Mannheimer Sachversicherungs-AG, Hamburg-Mannheimer-Versicherungs-AG, KarstadtQuelle Lebensversicherung AG, VICTORIA Krankenversicherung AG, VICTORIA Lebensversicherung AG, VICTORIA Versicherung AG, und Mitglied des Aufsichtsrates der KarstadtQuelle Versicherung AG
Dr. Dieter Münich[1]	2004	2008[3]	Rechtsanwalt, ehemaliger Chef-Syndikus der HypoVereinsbank, Vorsitzender des Aufsichtsrates der Tivoli Grundstücks-AG, Mitglied der Aufsichtsräte der HVB Immobilien AG und Internationales Immobilien-Institut GmbH
Herbert Munker[2]	2003	2008	Angestellter der HypoVereinsbank
Dr. Siegfried Sellitsch[1]	2001	2008	Vorsitzender des Vorstands der Wiener Städtische Wechselseitige Versicherungsanstalt-Vermögensverwaltung
Prof. Dr. Wilhelm Simson[1]	2002	2008	Mitglied in den Aufsichtsräten der Degussa AG, der E.ON AG und der Frankfurt Allgemeinen Zeitung GmbH
Prof. Dr. Dr. h.c.Hans-Werner Sinn[1]	2000	2008	Präsident des ifo-Instituts für Wirtschaftsforschung
Maria-Magdalena Stadler[2]	2003	2008	Angestellte der HypoVereinsbank
Ursula Titze[2]	2003	2008	Angestellte der HypoVereinsbank
Jens-Uwe Wächter[2]	2003	2008	Angestellter der Vereins- und Westbank AG
Helmut Wunder[2]	1993	2008	Angestellter der HypoVereinsbank

(1) Gerichtlich bestellt.
(2) Arbeitnehmervertreter.
(3) Herr Dr. Münich beabsichtigt, sein Mandat voraussichtlich mit Ablauf der Hauptversammlung am 29. April 2004 niederzulegen.

Der Aufsichtsrat ist befugt, Ausschüsse zu bilden und diesen bestimmte Befugnisse zu übertragen. Folgende fünf Ausschüsse wurden gebildet:

- Das *Präsidium* ist in Zusammenarbeit mit dem Vorstand für die Nachfolgeplanung und für Vorschläge bezüglich der Bestellung und Abberufung von Mitgliedern des Vorstands zuständig. Es ist darüber hinaus zuständig für die Beschlussfassung über die Dienst- und anderen Verträge mit den Vorstandsmitgliedern, insbesondere die Festlegung der Vergütung sowie von Vergütungsbestandteilen einschließlich Pensionsansprüchen. Es ist ferner für die Zustimmung zu Nebentätigkeiten der Mitglieder des Vorstands, insbesondere zu Aufsichtsratsmandaten außerhalb der HVB Group, zuständig. Das Präsidium ist zudem für Vertretung der HypoVereinsbank gegenüber Vorstandsmitgliedern (gemäß § 112 Aktiengesetz) und die Zustimmung zu wesentlichen Geschäften der HypoVereinsbank oder ihrer verbundenen Unternehmen einerseits und Mitgliedern des Vorstands oder diesen nahestehenden Personen oder Unternehmen andererseits zuständig. Außerdem ist es für die Zustimmung zum Abschluss von Verträgen zwischen der HypoVereinsbank und Mitgliedern des Aufsichtsrates, insbesondere von Beratungsverträgen und sonstigen Dienstverträgen (gemäß § 114 Aktiengesetz), und für die Zustimmung zu Kreditausreichungen in den in § 15 Kreditwesengesetz bestimmten Fällen zuständig. Das Präsidium trat im Geschäftsjahr 2003 zehn Mal zusammen. Die derzeitigen Mitglieder des Präsidiums sind: Dr. Schmidt, Herr König und Dr. Schinzler.

- Der *Ausschuss für Strategie und Geschäftsentwicklung* berät mit dem Vorstand über Fragen der allgemeinen Geschäftsstrategie und -entwicklung. Der Ausschuss für Strategie und Geschäftsentwicklung ist u.a. für die Beschlussfassung über die Zustimmung zu Kapitalmaßnahmen bis zu 10 % des Grundkapitals, sofern diese der Zustimmung des Aufsichtsrates bedürfen, den Erwerb von Immobilien, soweit der Kaufpreis € 1 Mio. übersteigt, die Bestellung von Prokuristen, die Errichtung und Aufhebung von Zweigniederlassungen, die Zustimmung zu Investitionen und Desinvestitionen, deren Höhe 1 % des haftenden Eigenkapitals der HypoVereinsbank zum Ende des vorangegangenen Geschäftsjahres übersteigt, sowie Satzungsänderungen der Bank, die nur die Fassung betreffen, zuständig. Darüber hinaus hat der Vorstand dem Ausschuss für Strategie und Geschäftsentwicklung u.a. über die strategische Ausrichtung des Unternehmens und den Stand der Strategieumsetzung, die Geschäftsentwicklung des Konzerns, wesentliche Veränderungen der Organisationsstruktur der HVB Group, und Geschäfte, welche für die Profitabilität oder Liquidität der HypoVereinsbank von erheblicher Bedeutung sein können, zu berichten. Der Ausschuss für Strategie und Geschäftsentwicklung trat im Geschäftsjahr 2003 fünf Mal zusammen. Die derzeitigen Mitglieder im Ausschuss für Strategie und Geschäftsentwicklung sind: Dr. Schmidt (Vorsitzender), Herr König, Dr. Schinzler, Prof. Dr. Sinn und Herr Wunder.

- Der *Prüfungsausschuss* ist u.a. für die Vorbereitung der Entscheidung des Aufsichtsrates über die Feststellung des nicht konsolidierten Jahresabschlusses der HypoVereinsbank und die Billigung des Konzernabschlusses der HVB Group zuständig, zu diesem Zweck obliegt ihm auch die Vorprüfung des Jahresabschlusses und des Konzernabschlusses, die Erörterung der Zwischenberichte der HVB Group, für die Vorbereitung des Vorschlags des Aufsichtsrates an die Hauptversammlung zur Wahl des Abschlussprüfers, und die Erteilung des Prüfungsauftrages an den von der Hauptversammlung gewählten Abschlussprüfer. Darüber hinaus ist der Vorstand verpflichtet, dem Prüfungsausschuss u.a. über die Ergebnisse interner Revisionen und externer Prüfungen, die Einhaltung und Entwicklung der von der Bank einzuhaltenden aufsichtsrechtlichen Kennziffern und die Einhaltung der Datenschutz- und internen Compliance-Vorschriften zu berichten. Der Prüfungsausschuss trat im Geschäftsjahr 2003 vier Mal zusammen. Die derzeitigen Mitglieder im Prüfungsausschuss sind: Dr. Meyer (Vorsitzender), Herr Hofer, Herr Kley, Herr Munker und Dr. Schmidt.

- Der *Risikoausschuss* berät mit dem Vorstand Fragen hinsichtlich für die HVB Group bestehenden Risiken. Der Vorstand berichtet dem Risikoausschuss über das Risikomanagement, die Markt-, Kredit- und Länderrisiken von Kreditexposures ab einer bestimmten Größenordnung, Liquiditäts- und Fundingrisiken, operative, rechtliche und Reputationsrisiken. Der Risikoausschuss, der im Juli 2003 neu gegründet wurde, trat im Geschäftsjahr 2003 einmal zusammen. Die derzeitigen Mitglieder im Risikoausschuss sind: Dr. Schmidt (Vorsitzender), Herr Kreuser, Dr. Sellitsch, Prof. Dr. Simson und Herr Wächter.

- Der *Vermittlungsausschuss* schlägt dem Aufsichtsrat die Bestellung bzw. Abberufung von Mitgliedern des Vorstands in den Fällen vor, in denen der Aufsichtsrat in Bezug auf eine Bestellung bzw. Abberufung keine Zwei-Drittel-Mehrheit erreicht. Bei der Abstimmung über derartige Vorschläge können Mitglieder des Vorstands durch eine einfache Mehrheit der abgegeben Stimmen bestellt bzw. abberufen werden. Im Geschäftsjahr 2003 bestand keine Notwendigkeit für ein Zusammentreten des Vermittlungsausschusses. Die derzeitigen Mitglieder im Vermittlungsausschuss sind: Dr. Schmidt, Herr König, Dr. Schinzler und Herr Titze.

Vergütung

Vorstand

Die HypoVereinsbank hat mit jedem Mitglied des Vorstands Dienstverträge abgeschlossen. Diese Verträge sehen eine feste Komponente in Form des Grundgehalts, einen jährlichen Erfolgsbonus und eine Aktientantieme in Abhängigkeit von der Marktentwicklung der Aktien der HypoVereinsbank vor. Im Jahr 2003 betrug die von Unternehmen der HVB Group an die Vorstandsmitglieder der HypoVereinsbank geleistete feste und erfolgsbezogene Vergütung insgesamt € 8 Mio. Für das Jahr 2003 hat der Aufsichtsrat beschlossen, an die Mitglieder des Vorstands Aktien der HypoVereinsbank im Gegenwert von insgesamt € 2 Mio. als Aktientantieme zuzuteilen. Im Jahr 2003 wurde ein Gesamtbetrag von € 17 Mio. an ehemalige Vorstandsmitglieder der HypoVereinsbank bzw. deren Hinterbliebene (einschließlich ehemaliger Vorstandsmitglieder der Vereinsbank und der HYPO-Bank bzw. deren Hinterbliebene) gezahlt. Zum 31. Dezember 2003 beliefen sich die Pensionsrückstellungen für frühere Vorstandsmitglieder auf € 100 Mio.

Aufsichtsrat

Die Vergütung des Aufsichtsrates ist in der Satzung der HypoVereinsbank geregelt, welche von der Hauptversammlung von Zeit zu Zeit entsprechend angepasst wird. Die Vergütung der Aufsichtsratsmitglieder beinhaltet in der Regel eine feste jährliche Vergütung und einen dividendenbezogenen Bonus. Derzeit erhält das einzelne Aufsichtsratsmitglied eine feste jährliche Vergütung von € 15.000 und einen dividendenbezogenen Bonus von jeweils € 400 für jede € 0,01, die die Dividende je Aktie den Betrag von € 0,12 übersteigt. Der Vorsitzende des Aufsichtsrates erhält das Doppelte, stellvertretende Vorsitzende erhalten das Eineinhalbfache der genannten Vergütungen. Ferner steht dem gesamten Aufsichtsrat eine feste, nach Ablauf des Geschäftsjahres zahlbare Vergütung von jährlich € 370.000 zur Verfügung, über deren Verteilung der Aufsichtsrat beschließt. Die HypoVereinsbank erstattet den Mitgliedern des Aufsichtsrates ihre Auslagen und die auf ihre Vergütung zu entrichtende Umsatzsteuer. Arbeitnehmervertreter im Aufsichtsrat erhalten weiterhin ihre Gehälter.

Im Jahr 2003 betrug die von Unternehmen der HVB Group an die Aufsichtsratsmitglieder der HypoVereinsbank geleistete Vergütung insgesamt € 1 Mio.

Besitz von Aktien der HypoVereinsbank

Zum Datum dieses Prospekts hielt kein Mitglied des Vorstands oder Aufsichtsrates direkt oder indirekt Aktien oder Optionen auf Aktien der HypoVereinsbank von mehr als 1 % des Grundkapitals der Bank. Darüber hinaus entspricht die Anzahl der insgesamt von sämtlichen Mitgliedern des Vorstands und des Aufsichtsrates gehaltenen Aktien der HypoVereinsbank weniger als 1 % des Grundkapitals der Bank. Zum 1. März 2004 hielten die Mitglieder des Vorstands insgesamt 39.800 und die Mitglieder des Aufsichtsrates insgesamt 22.820 Inhaberstammaktien der HypoVereinsbank.

Kredite

Zum 31. Dezember 2003 beliefen sich die ausstehenden Kredite von Unternehmen innerhalb der HVB Group an Mitglieder des Vorstandes der HypoVereinsbank auf € 9 Mio. Für Mitglieder des Aufsichtsrates betrug der entsprechende Betrag € 2 Mio. Die Laufzeit dieser Kredite ist zwischen einem Jahr und 33 Jahren. Diese Kredite wurden im Rahmen des üblichen Geschäfts und im Wesentlichen zu den gleichen Konditionen, einschließlich Zinssätzen und Sicherheiten, wie sie bei vergleichbaren Transaktionen mit Dritten üblich waren, gewährt und beinhalten weder ein höheres als das übliche Ausfallsrisiko noch sonstige ungünstige Aspekte.

Mitarbeiter

Anzahl der Mitarbeiter

Die nachfolgende Tabelle zeigt die Anzahl der Mitarbeiter der HypoVereinsbank auf der Basis des tatsächlichen Personalbestands zum 31. Dezember 2003, 2002 und 2001, unterteilt nach Kategorie der Mitarbeiter.

	Zum 31. Dezember		
	2003	2002	2001
HypoVereinsbank	**18.528**	**21.956**	**22.847**
davon:			
Auszubildende	1.199	1.646	1.824
Teilzeitangestellte	3.467	3.972	3.882
Mitarbeiter mit befristeten Verträgen	21	309	421
Kurzzeitbeschäftigte und Aushilfen	23	16	188
Mitarbeiter in Altersteilzeit	949	929	845

Die nachfolgende Tabelle zeigt die Anzahl der Mitarbeiter der HVB Group auf der Basis des tatsächlichen Personalbestands (einschließlich Teilzeitbeschäftigten) zum 31. Dezember 2003, 2002, 2001, unterteilt nach geografischen Regionen.

	Zum 31. Dezember		
	2003	2002	2001
HVB Group	60.214	65.926	69.520
davon:			
Deutschland	27.359	32.901	34.387
Österreich	13.038	13.381	14.151
CEE	18.107	16.820	17.999
davon: Polen	11.588	12.587	14.686
Übrige Länder	1.710	2.824	2.983

Seit Ende 2001 hat die HVB Group ihre Mitarbeiterzahl stetig gesenkt. Im Jahr 2002 sank die Zahl der Mitarbeiter der HVB Group um insgesamt 3.594 bzw. 5,2 %. In Deutschland war der Rückgang der Mitarbeiterzahl um 1.486 bzw. 4,3 % hauptsächlich durch eine Reduzierung von Redundanzen und die Entkonsolidierung von Unternehmen bedingt. In Österreich war der Personalrückgang vornehmlich das Ergebnis der fortgesetzten Umsetzung der Integrationsstrategie der BA-CA Gruppe nach der Übernahme der Creditanstalt AG durch die Bank Austria AG im Jahr 2000. Insbesondere die Synergien aus dem Integrationsprogramm der BA-CA Gruppe "Bank zum Erfolg", das im Laufe des Jahres 2002 abgeschlossen wurde, ermöglichten einen Personalabbau durch natürliche Fluktuation. Bei den polnischen Geschäftseinheiten des Konzerns spiegelt der Personalrückgang im Jahr 2002 um 2.099 bzw. 14,3 % gegenüber dem Stand Ende 2001 hauptsächlich die Rationalisierung und Integration der Geschäftseinheiten nach dem Zusammenschluss der beiden Banktöchter Bank Przemyslowo Handlowy S.A. und Powszechny Bank Kredytowy S.A. Ende 2001 wider. Die Reduzierung der Mitarbeiterzahl in den polnischen Geschäftseinheiten des Konzerns wurde teilweise durch eine Erhöhung der Mitarbeiterzahl von 920 bzw. 27,8 % in den Geschäftseinheiten des Konzerns in anderen Ländern Zentral- und Osteuropas ausgeglichen. Der Anstieg der Zahl der Mitarbeiter in anderen Ländern Zentral- und Mitteleuropas war Ausdruck der Expansion der HVB Group in dieser Region, insbesondere in Kroatien.

Während des Jahres 2003 sank die Zahl der Mitarbeiter der HVB Group um insgesamt 5.712 bzw. 8,7 %. In Deutschland war der Rückgang der Mitarbeiterzahl um 5.542 bzw. 16,8 % in Höhe von 2.684 auf den Personalabbau bei der HypoVereinsbank und der Vereins- und Westbank im Rahmen des Transformationsprogramms 2003 zurückzuführen, der ganz überwiegend durch den Abschluss von Aufhebungsverträgen erfolgte. Darüber hinaus führte die Abspaltung der Hypo Real Estate Group und die Veräußerung und Entkonsolidierung der norisbank AG zu einem Rückgang der Mitarbeiterzahl von 1.672 bzw. 1.119. In Österreich spiegelt der Rückgang der Mitarbeiterzahl von 343 hauptsächlich den Personalrückgang bei der Bank Austria Creditanstalt wider. In Zentral- und Osteuropa war der Anstieg der Mitarbeiterzahl von 1.287 bzw. 7,7 % überwiegend durch die erstmalige Konsolidierung von Tochtergesellschaften bedingt. So führte die bulgarische Tochter Commercial Bank Biochim AD zu einem Anstieg der Mitarbeiterzahl in Höhe von 1.590, welcher zum Teil durch einen Rückgang der Mitarbeiterzahl im polnischen Geschäftsbereich des Konzerns in Höhe von 999 bzw. 7,9 % ausgeglichen wurde.

Beziehungen zu Mitarbeitern

Die HypoVereinsbank und die Vereins- und Westbank sind Mitglieder des Arbeitgeberverbands des privaten Bankgewerbes e.V. und an die auf die Mehrzahl ihrer Mitarbeiter anwendbaren Tarifverträge gebunden. Die Tarifverträge über die Vergütung der Mitarbeiter werden in der Regel jährlich neu ausgehandelt. In Österreich sind die Bank Austria Creditanstalt und ihre wichtigsten österreichischen Tochtergesellschaften ebenfalls an Tarifverträge gebunden. Die Tarifverträge werden durch verschiedene Betriebsvereinbarungen mit den Betriebsräten der HVB Group, die verschiedene Angelegenheiten, wie u.a. soziale und arbeitsplatzbezogene Regelungen betreffen, ergänzt. In Deutschland vertritt ein Betriebsrat, dessen Mitglieder von den Arbeitnehmern gewählt werden, die Interessen der Arbeitnehmer gegenüber dem Arbeitgeber entsprechend den Bestimmungen des Betriebsverfassungsgesetzes. Der Betriebsrat muss im Voraus über geplante Kündigungen, Versetzungen und sonstige Angelegenheiten informiert werden und kann dazu Stellung nehmen. Darüber hinaus hat der Betriebsrat ein Mitbestimmungsrecht bei bestimmten sozialrechtlichen Angelegenheiten, u. a. Arbeitszeitmodellen und allgemeinen Ordnungsvorschriften, über welche mit dem Betriebsrat eine Betriebsvereinbarung abgeschlossen werden muss. Die HypoVereinsbank hat Betriebsräte auf der Ebene von Niederlassungen und einen Gesamtbetriebsrat auf Unternehmensebene. Auf Ebene der HVB Group bestehen ein Konzernbetriebsrat sowie ein Euro Council, d.h. ein gesamteuropäischer Betriebsrat.

Das Management der HVB Group beurteilt die Beziehung zu ihren Mitarbeitern und den Betriebsräten als gut. In den vergangenen drei Jahren hat es keine arbeitskampfbedingten Arbeitsunterbrechungen gegeben, die wesentliche nachteilige Auswirkungen auf das Betriebsergebnis der HVB Group hatten. Im Zusammenhang mit der Neuverhandlung von Gehältern im Jahr 2002 waren die HypoVereinsbank und die Vereins- und Westbank von Streiks bei einigen Geschäftsstellen in Deutschland betroffen, die jedoch in keinem Fall länger als einen Tag andauerten und die in der jeweiligen Geschäftsstelle zu keinen wesentlichen Unterbrechungen führten. Diese Streiks gingen hauptsächlich auf Meinungsverschiedenheiten bezüglich der Einführung eines neuen Vergütungssystems zurück, welches schließlich im Rahmen eines Tarifvertrags umgesetzt wurde.

Zur Unterstützung teamorientierter Arbeit und als Anreiz für die Erreichung individueller Ziele hat die HVB Group für ihre Mitarbeiter in Deutschland ein leistungs- und erfolgsorientiertes Vergütungssystems eingeführt. Vergleichbare leistungsorientierte Vergütungssysteme bestehen auch in Österreich und Zentral- und Osteuropa.

Pensionsverpflichtungen der HVB Group aus Anlass der Beendigung von Arbeitsverhältnissen bestehen vornehmlich auf der Ebene der HypoVereinsbank, der Vereins- und Westbank und der Bank Austria Creditanstalt. Im Dezember 2003 hat die HypoVereinsbank mit dem HVB Trust e.V. ("HVB Trust") und dem HVB Security e.V. ("HVB Security") ein Contractual Trust Arrangement (CTA) abgeschlossen. Die HypoVereinsbank hat durch Übertragung entsprechender Vermögenswerte auf den HVB Trust als Treuhänder ein Planvermögen zur externen Finanzierung von Pensionsverpflichtungen in Höhe von ca. € 1.613 Mio. aus Leistungszusagen und von Verpflichtungen in Höhe von € 53 Mio. aus Altersteilzeitvereinbarungen geschaffen. Weitere Informationen zu der Beurteilung der Pensionspläne in der Rechnungslegung der HVB Group enthält der Abschnitt "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Wesentliche Bilanzierungs- und Bewertungsmethoden—Rechnungslegung für Pensionen und ähnliche Verpflichtungen" sowie die Erläuterungen (Notes) zum Konzernabschluss 2003 der HVB Group. Die Übertragung des Planvermögens und der Verpflichtungen der HypoVereinsbank an den HVB Trust hat keine Auswirkungen auf die Verpflichtungen der Bank gegenüber ihren (ehemaligen) Mitarbeitern. Die HypoVereinsbank wird jedoch in dem Umfang, in dem sie Zahlungen an ihre Mitarbeiter im Hinblick auf die an den HVB Trust übertragenen Verpflichtungen leistet, einen Anspruch auf Rückzahlung gegenüber dem HVB Trust haben. Sollte die HypoVereinsbank aus irgendeinem Grund ihren Verpflichtungen aus den Leistungszusagen oder Altersteilzeitvereinbarungen nicht nachkommen können, wird das Planvermögen des HVB Trust an den HVB Security übertragen. Der HVB Security ist in diesem Fall verpflichtet, die Verpflichtungen der HypoVereinsbank gegenüber ihren (ehemaligen) Mitarbeitern aus dem Planvermögen zu erfüllen.

Derzeit gibt es bei der HypoVereinsbank keine Programme für den Erwerb von Aktienoptionen oder Aktienwertsteigerungsrechten durch Mitarbeiter.

Mitarbeiteraktienprogramm

Bei der HypoVereinsbank besteht ein Mitarbeiteraktienprogramm. Gemäß diesem Programm bietet die Bank ihren Mitarbeitern die Möglichkeit, einmal jährlich innerhalb einer befristeten Zeit Aktien der Bank zu einem ermäßigten Preis zu kaufen. Mitarbeitern bestimmter Tochtergesellschaften der HypoVereinsbank können ebenfalls teilnehmen. Im Jahr 2002 kauften insgesamt 17.444 Mitarbeiter der HypoVereinsbank und 1.981 Mitarbeiter von Tochtergesellschaften der Bank insgesamt 335.067 Aktien der HypoVereinsbank zu einem Aktienkurs von € 25,30 je Aktie. In Übereinstimmung mit einer im März 2003 mit dem Betriebsrat der Bank abgeschlossenen Betriebsvereinbarung hat die HypoVereinsbank jedoch ihr Mitarbeiteraktienprogramm für die Jahre 2003 und 2004 ausgesetzt. In diesen Jahren können die Mitarbeiter der HypoVereinsbank jedoch die Vermögenswirksamen Leistungen, auf deren Zahlung sie nach deutschem Recht einen Anspruch haben (bis zu € 480 pro Mitarbeiter und Jahr) verwenden, um Aktien der HypoVereinsbank ohne Preisnachlass von der Bank zu erwerben. 2003 erwarben lediglich 1.377 Angestellte der HypoVereinsbank und 179 Angestellte einiger Tochtergesellschaften der HypoVereinsbank insgesamt 43.712 Aktien der HypoVereinsbank zu einem nicht ermäßigten Kaufpreis von € 15,15 je Aktie. Die HypoVereinsbank hatte diese Aktien an der Börse erworben.

Angaben über das Kapital der HypoVereinsbank

Die nachfolgende Übersicht enthält eine Zusammenfassung wesentlicher Informationen über das Grundkapital der HypoVereinsbank sowie über bestimmte Vorschriften der Satzung der HypoVereinsbank und des deutschen Aktienrechts. Die aktuelle Satzung der HypoVereinsbank wurde zuletzt am 25. Februar 2004 geändert.

Grundkapital

Das Grundkapital der HypoVereinsbank beträgt zum Datum des Prospekts, nachdem die Durchführung der am 25. Februar 2004 beschlossenen Kapitalerhöhung am 1. März 2004 in das Handelsregister eingetragen worden ist, € 2.252.097.420,00 und ist eingeteilt in:

- € 2.208.436.620,00 Stammaktien, eingeteilt in 736.145.540 auf den Inhaber lautende Stammaktien ohne Nennbetrag; und
- € 43.660.800,00 Vorzugsaktien, eingeteilt in 14.553.600 auf den Namen lautende, vinkulierte Vorzugsaktien ohne Nennbetrag.

Sämtliche von der HypoVereinsbank ausgegebenen Aktien sind Aktien ohne Nennbetrag (Stückaktien). Auf jede Stückaktie entfällt vom Grundkapital ein anteiliger Betrag von € 3,00.

Zum Datum dieses Prospekts werden gemäß dem Aktienregister der HypoVereinsbank sämtliche ausgegebenen Vorzugsaktien von der Bayerischen Landesstiftung, einer gemeinnützigen Stiftung des öffentlichen Rechts, gehalten. Weitere Informationen über die Aktionärsstruktur der Bank sind im Abschnitt "Beziehungen und Transaktionen mit wesentlichen Aktionären und bestimmten anderen Personen—Wesentliche Aktionäre" enthalten.

Verbriefung und Übertragbarkeit

Die Mehrzahl der Aktien der HypoVereinsbank sind in mehreren Aktienglobalurkunden verbrieft. Allerdings befinden sich auch noch Einzelurkunden im Umlauf. Sofern die HypoVereinsbank Aktienglobalurkunden ausgegeben hat, ist der Anspruch der Aktionäre auf Verbriefung ihrer Anteile gemäß der Satzung der HypoVereinsbank ausgeschlossen.

Die Stammaktien der Bank sind uneingeschränkt übertragbar. Eine Übertragung von auf den Namen lautenden vinkulierten Vorzugsaktien oder entsprechender Bezugsrechte bedarf der Zustimmung der Bank.

Allgemeine Informationen zu Kapitalmaßnahmen

Zur Erhöhung des Grundkapitals der HypoVereinsbank bedarf es eines Beschlusses der Hauptversammlung. Darüber hinaus kann durch Beschluss der Hauptversammlung der Vorstand ermächtigt werden, das Grundkapital mit Zustimmung des Aufsichtsrates durch Ausgabe neuer Aktien bis zu einem bestimmten Nennbetrag zu erhöhen. Der Nennbetrag darf die Hälfte des Grundkapitals, dass zum Zeitpunkt der Eintragung des Hauptversammlungsbeschlusses vorhanden ist, innerhalb eines Zeitraums von bis zu fünf Jahren nicht überschreiten (genehmigtes Kapital). Die Aktionäre der HypoVereinsbank können auch die Schaffung von bedingtem Kapital beschließen, jedoch nur für bestimmte Zwecke, z.B. um Gläubigern von Wandelschuldverschreibungen und bestimmten ähnlichen Instrumenten Umtausch- oder Bezugsrechte zu gewähren, um den Zusammenschluss mit einem anderen Unternehmen vorzubereiten oder um Arbeitnehmern und Mitgliedern der Geschäftsführung der HypoVereinsbank oder eines verbundenen Unternehmens Bezugsrechte zu gewähren. In keinem Fall darf der Nennbetrag des bedingten Kapitals die Hälfte des Grundkapitals, das zum Zeitpunkt der Beschlussfassung über die bedingte Kapitalerhöhung vorhandenen ist, übersteigen. Ferner darf der Nennbetrag des bedingten Kapitals zur Gewährung von Bezugsrechten an Arbeitnehmer und Mitglieder der Geschäftsführung der HypoVereinsbank oder eines verbundenen Unternehmens 10 % des Grundkapitals, das zum Zeitpunkt der Beschlussfassung über die bedingte Kapitalerhöhung vorhanden ist, nicht übersteigen.

Grundsätzlich bedürfen die vorstehend beschriebenen Hauptversammlungsbeschlüsse der Mehrheit der abgegebenen Stimmen sowie der Mehrheit von mindestens drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals. Für einen Hauptversammlungsbeschluss der HypoVereinsbank über eine Kapitalerhöhung durch die Ausgabe neuer Stammaktien ist jedoch neben der Mehrheit der abgegebenen Stimmen eine einfache Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals ausreichend.

Ein Hauptversammlungsbeschluss zur Herabsetzung des Grundkapitals bedarf grundsätzlich der Mehrheit von mindestens drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals.

Veränderungen des Grundkapitals seit 2001

Seit 1. Januar 2001 hat sich das Grundkapital der HypoVereinsbank wie folgt verändert:

- Am 20. März 2001 beschloss der Vorstand mit Zustimmung des Aufsichstrats vom selben Tag unter teilweiser Verwendung des genehmigten Kapitals, welches im Mai 2000 gebildet worden war, das Grundkapital der HypoVereinsbank in Höhe von € 1.606.466.103,00 um € 2.400.000,00 durch die Ausgabe von 800.000 neuen Inhaberstammaktien gegen Bareinlage zu erhöhen. Die neuen Stammaktien wurden an Mitarbeiter der HVB Group ausgegeben. Die Kapitalerhöhung wurde am 4. April 2001 im Handelsregister eingetragen. Nach dieser Kapitalerhöhung belief sich das Grundkapital der HypoVereinsbank auf € 1.608.866.103,00, eingeteilt in 521.735.101 Inhaberstammaktien und 14.553.600 auf den Namen lautende Vorzugsaktien.
- In Vorbereitung der Abspaltung von wesentlichen Teilen des gewerblichen Immobilienfinanzierungsgeschäfts der HVB Group setzte die HypoVereinsbank ihr Grundkapital durch die Einziehung einer Inhaberstammaktie herab. Die Kapitalherabsetzung wurde am 29. September 2003 wirksam, unmittelbar vor der Eintragung der Abspaltung im Handelsregister. Danach belief sich das voll eingezahlte Grundkapital der HypoVereinsbank zum Zeitpunkt der Abspaltung auf € 1.608.866.100,00, eingeteilt in 521.735.100 Inhaberstammaktien und 14.553.600 auf den Namen lautende Vorzugsaktien.
- Die Kapitalerhöhung um € 643.231.320,00 im Zusammenhang mit dem in diesem Prospekt beschriebenen Angebot wurde am 25. Februar 2004 vom Vorstand mit der Zustimmung des Aufsichtsrates vom selben Tag beschlossen und am 1. März 2004 in das Handelsregister eingetragen. Nähere Angaben enthält der Abschnitt "—Kapitalerhöhung in Bezug auf die Neuen Aktien."

Kapitalerhöhung in Bezug auf die Neuen Aktien

Die gemäß diesem Prospekt angebotenen Neuen Aktien wurden unter teilweiser Ausnutzung des genehmigten Kapitals der HypoVereinsbank gemäß § 5 Absatz 2 der Satzung ausgegeben. Dieses genehmigte Kapital war am 22. Mai 2001 von der Hauptversammlung der Bank beschlossen und am 31. Oktober 2001 in das Handelsregister des Amtsgerichts München eingetragen worden. Siehe "—Genehmigtes Kapital." Am 25. Februar 2004 beschloss der Vorstand der HypoVereinsbank mit Zustimmung des Aufsichtsrates vom selben Tag, das Grundkapital der Bank in Höhe von € 1.608.866.100,00 unter teilweiser Ausnutzung der durch die Hauptversammlung vom 22. Mai 2001 erteilten Ermächtigung um € 643.231.320,00 auf € 2.252.097.420,00 durch Ausgabe von 214.410.440 neuen, auf den Inhaber lautenden Stammaktien mit jeweils voller Gewinnanteilberechtigung ab dem Geschäftsjahr 2004 und einem anteiligen Betrag des Grundkapitals in Höhe von € 3,00 je Aktie zu erhöhen. Die Neuen Aktien wurden von den Konsortialbanken bzw. von mit ihnen verbundenen Unternehmen gezeichnet und mit der Verpflichtung übernommen, diese den Inhabern von Stammaktien sowie der Vorzugsaktionärin der Bank jeweils im Verhältnis von fünf alten Aktien zu zwei Neuen Aktien zum Bezugspreis anzubieten. Auf den Gesamtausgabebetrag der Neuen Aktien von € 643.231.320,00 zahlten die Konsortialbanken vor Eintragung der Durchführung der Kapitalerhöhung 25 % des anteiligen Betrags des Grundkapitals (d.h. € 0,75 je Aktie), insgesamt somit € 160.807.830,00 ein. Die Konsortialbanken haben sich verpflichtet, die restlichen 75 % des anteiligen Betrags bis spätestens zum 1. April 2004 an die Bank zu zahlen. Nach Zahlung des restlichen anteiligen Betrags wird die Globalurkunde, die die Neuen Aktien verbrieft, zwecks Einbuchung bei Clearstream Banking AG ausgehändigt werden. Die Durchführung der Kapitalerhöhung wurde am 1. März 2004 in das Handelsregister des Amtsgerichts München eingetragen. Damit beläuft sich das derzeitige Grundkapital der HypoVereinsbank auf € 2.252.097.420,00, eingeteilt in 736.145.540 Inhaberstammaktien und 14.553.600 auf den Namen lautende Vorzugsaktien.

Genehmigtes Kapital

Durch Beschluss der Hauptversammlung vom 22. Mai 2001 wurde der Vorstand der HypoVereinsbank ermächtigt, mit Zustimmung des Aufsichtsrates das Grundkapital der Bank einmalig oder mehrmalig bis zum 22. Mai 2006 um bis zu € 780 Mio. durch Ausgabe entweder (i) ausschließlich neuer Stammaktien oder (ii) neuer Stammaktien und Vorzugsaktien, die mit den gleichen Rechten wie die bereits ausgegebenen Vorzugsaktien ausgestattet sind, gegen Bareinlagen oder Sacheinlagen zu erhöhen. Für den Fall, dass nur Stammaktien ausgegeben werden, stehen den Stammaktionären und Vorzugsaktionären Bezugsrechte entsprechend ihrer Anteile am Grundkapital der HypoVereinsbank zu. Für den Fall, dass Stammaktien und Vorzugsaktien ausgegeben werden, stehen den Vorzugsaktionären Bezugsrechte ausschließlich auf neue Vorzugsaktien und den Stammaktionären Bezugsrechte ausschließlich auf neue Stammaktien zu. Der

Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrates Bezugsrechte in folgenden Fällen auszuschließen:

- für Spitzenbeträge, die aus der Anwendung des Bezugsverhältnisses entstehen;
- um bis zu fünf Millionen Stammaktien im Gesamtnennbetrag von bis zu € 15 Mio. an Mitarbeiter auszugeben;
- um bis zu 50 Millionen Stammaktien im Gesamtnennbetrag von bis zu € 150 Mio. gegen Bareinlagen auszugeben, vorausgesetzt, dass der Ausgabebetrag der neuen Aktien für einen bestimmten Zeitraum unmittelbar vor der Ausgabe der neuen Aktien den durchschnittlichen Börsenkurs der Aktien der HypoVereinsbank nicht wesentlich unterschreitet; oder
- um bis zu 260 Millionen Stammaktien im Gesamtnennbetrag von bis zu € 780 Mio. gegen Sacheinlagen zum Erwerb von Unternehmen oder Unternehmensbeteiligungen auszugeben.

Das vorstehend beschriebene genehmigte Kapital der HypoVereinsbank wurde zur Schaffung der Neuen Aktien genutzt, die im Zusammenhang mit diesem Angebot ausgegeben werden. Siehe "—Kapitalerhöhung in Bezug auf die Neuen Aktien." Nach teilweiser Ausnutzung des genehmigten Kapitals durch die Ausgabe der Neuen Aktien beträgt des restliche genehmigte Kapital der HypoVereinsbank noch € 136.768.680,00.

Im Hinblick auf die teilweise Ausnutzung des am 22. Mai 2001 von der Hauptversammlung der Bank beschlossenen genehmigten Kapitals werden der Vorstand und der Aufsichtsrat der HypoVereinsbank der Hauptversammlung am 29. April 2004 vorschlagen, das bisherige genehmigte Kapital aufzuheben und ein neues genehmigtes Kapital zu schaffen, wodurch der Vorstand ermächtigt wird, bis zum 29. April 2009 das Grundkapital der Bank mit Zustimmung des Aufsichtsrates durch Ausgabe neuer Aktien gegen Bareinlagen oder auch gegen Sacheinlagen einmalig oder mehrmalig, jedoch insgesamt höchstens um nominal € 990.000.000,00 durch Ausgabe von bis zu 330.000.000 Stückaktien zu erhöhen. Es dürfen entweder nur Stammaktien oder Stammaktien und stimmrechtslose Vorzugsaktien, die mit den gleichen Rechten wie die bereits bestehenden Vorzugsaktien ohne Stimmrecht ausgestattet sind, ausgegeben werden. Den Aktionären ist ein Bezugsrecht einzuräumen. Für den Fall der Ausgabe von Stammaktien und Vorzugsaktien steht unter entsprechendem Ausschluss des Bezugsrechts auf Stammaktien in diesem Fall ein Bezugsrecht auf Vorzugsaktien ausschließlich der Vorzugsaktionärin zu. Dabei darf der prozentuale Anteil der Vorzugsaktien am Grundkapital nicht erhöht werden. Der Vorstand wird ermächtigt, mit Zustimmung des Aufsichtsrates Spitzenbeträge von dem Bezugsrecht auszunehmen und zusätzlich über den Ausschluss des Bezugsrechts der Aktionäre für einen Betrag bis zu insgesamt höchstens nominal € 15.000.000,00 Stammaktien zur Ausgabe von bis zu 5.000.000 Stückaktien an Mitarbeiter zu entscheiden. Der Vorstand wird ferner ermächtigt, mit Zustimmung des Aufsichtsrates über den Ausschluss des Bezugsrechts der Aktionäre auf neu auszugebende Inhaberstammaktien gegen Bareinlagen für einen Betrag bis zu insgesamt nominal € 210.000.000,00 durch Ausgabe von bis zu 70.000.000 Stückaktien zu entscheiden. Hierbei darf der Ausgabebetrag für die neuen Inhaberstammaktien den Börsenpreis der Aktien der Gesellschaft nicht wesentlich unterschreiten. Der Vorstand wird außerdem ermächtigt, mit Zustimmung des Aufsichtsrates über den Ausschluss des Bezugsrechts der Aktionäre auf neu auszugebende Inhaberstammaktien für einen Betrag von bis zu insgesamt nominal € 990.000.000,00 gegen Sacheinlagen zum Erwerb von Unternehmen oder Unternehmensbeteiligungen gegen Ausgabe von bis zu 330.000.000 Stückaktien zu entscheiden.

Bedingtes Kapital

Durch Beschluss der Hauptversammlung der HypoVereinsbank am 14. Mai 2003 wurde der Vorstand ermächtigt, bis zum 14. Mai 2003 wurde der Vorstand ermächtigt, bis zum 14. Mai 2008 einmalig oder mehrmals Optionsschuldverschreibungen, Wandelschuldverschreibungen, Options- oder Wandelgenussscheine mit einem Options- oder Wandlungsrecht und/oder einer Wandllungspflicht in auf den Inhaber lautende Stammaktien der HypoVereinsbank, oder Gewinnschuldverschreibungen (mit oder ohne Options- und Wandlungsrecht bzw. -pflicht) mit einem Gesamtnennbetrag oder Gegenwert von bis zu € 1,5 Mrd. zu begeben. In diesem Zusammenhang beschloss die Hauptversammlung, bedingtes Kapital in einem Gesamtnennbetrag von € 375 Mio. durch die Ausgabe von bis zu 125 Mio. Inhaberstammaktien zu schaffen. Die bedingte Kapitalerhöhung dient nur zu dem Zweck, Inhabern von Schuldverschreibungen und Genussscheinen, die gemäß vorstehender Ermächtigung begeben wurden, Inhaberstammaktien zu gewähren. Die neuen Stammaktien müssen in Übereinstimmung mit der genannten Ermächtigung zum jeweiligen Options- bzw. Wandlungspreis ausgegeben werden. Die bedingte Kapitalerhöhung ist nur im Falle der Begebung von Schuldverschreibungen oder von Genussscheinen mit Options- bzw. Wandlungsrechten bzw. Wandlungspflichten und nur insoweit durchzuführen, wie die Inhaber von ihrem Options- oder Wandlungsrecht Gebrauch machen oder die zur Wandlung verpflichteten Inhaber ihre Pflicht zur Wandlung erfüllen. Sämtliche neuen Aktien, die aus der Ausübung des Options- oder Wandlungsrechts bzw. der Erfüllung der Wandlungspflicht hervorgehen, sind ab Beginn des Geschäftsjahres der HypoVereinsbank, in dem sie ausgegeben wurden, gewinnberechtigt.

Bezugsrechte

Nach dem Aktiengesetz stehen jedem Aktionär grundsätzlich Bezugsrechte auf auszugebende neue Aktien zu (ebenso auf auszugebende neue Wandelschuldverschreibungen, Optionsanleihen, Genussscheine und Gewinnschuldverschreibungen). Bezugsrechte sind grundsätzlich frei übertragbar und können während eines festgelegten Zeitraumes vor Ablauf der Bezugsfrist an den deutschen Wertpapierbörsen gehandelt werden. Nach dem Aktiengesetz können Bezugsrechte von Aktionären nur unter bestimmten Voraussetzungen ausgeschlossen werden. Ein solcher Ausschluss bedarf einer Mehrheit der abgegebenen Stimmen sowie einer Mehrheit von mindestens drei Vierteln des bei der Beschlussfassung über die Kapitalerhöhung bzw. die Schaffung von genehmigtem Kapital vertretenen Grundkapitals.

Erwerb eigener Aktien durch die HypoVereinsbank

Nach dem Aktiengesetz darf die HypoVereinsbank, abgesehen von einigen wenigen Ausnahmen, keine eigenen Aktien erwerben.

Durch Beschluss der Hauptversammlung vom 14. Mai 2003 ist die HypoVereinsbank ermächtigt, bis zum 31. Oktober 2004 eigene Aktien wie nachstehend aufgeführt zu erwerben und zu verkaufen:

- zum Zwecke des Wertpapierhandels gemäß § 71 Abs. 1 Nr. 7 AktG. Der Erwerbspreis darf den Durchschnitt der Börsenkurse der Aktie an den dem Erwerb vorausgehenden drei Börsentagen in der Schlussauktion im XETRA-Handelssystem um nicht mehr als 10 % über- bzw. unterschreiten. Der Bestand der für diese Zwecke erworbenen Aktien darf am Ende jeden Tages 5 % des Grundkapitals der HypoVereinsbank nicht übersteigen;
- zu anderen Zwecken als dem Wertpapierhandel gemäß §71 Abs. 1 Nr. 8 AktG. Der Erwerb kann nur über die Börse oder mittels eines an alle Aktionäre gerichteten öffentlichen Erwerbsangebots erfolgen. Im Falle des Erwerbs der Aktien über die Börse darf der Erwerbspreis den Durchschnitt der Börsenkurse der Aktie an den dem Erwerb vorausgehenden drei Börsentagen in der Schlussauktion im XETRA-Handelssystem um nicht mehr als 10 % über- oder unterschreiten. Bei einem öffentlichen Erwerbsangebot darf der Angebotspreis den Schlusskurs im XETRA-Handel am dritten Börsentag vor dem Tag der öffentlichen Ankündigung des Angebots um nicht mehr als 10 % über- oder unterschreiten. Aktien, die aufgrund einer solchen Ermächtigung erworben wurden, können über die Börse, mittels eines an alle Aktionäre gerichteten Kaufangebots oder auf andere Weise veräußert werden, vorausgesetzt, dass die erworbenen Aktien zu einem Preis verkauft werden, der nicht wesentlich unter dem Marktpreis der Aktien der Bank zum Zeitpunkt der Veräußerung liegt. Der Vorstand ist ferner ermächtigt, die erworbenen Aktien zu veräußern, sofern dies zum Zweck erfolgt, Unternehmen oder Anteile an Unternehmen zu erwerben. Darüber hinaus ist der Vorstand ermächtigt, die erworbenen Aktien zur Erfüllung von Options- Wandlungsrechten oder Wandlungspflichten aus von der Gesellschaft oder deren unmittelbare oder mittelbare Beteiligungsgesellschaften ausgegebenen Wandel- oder Optionsschuldverschreibungen, Gewinnschuldverschreibungen oder Wandel- oder Optionsgewinnscheinen zu verwenden. Der Aufsichtsrat ist aufgrund der vorgenannten Ermächtigung befugt, erworbene Aktien im Wert von bis zu € 10 Mio. je Geschäftsjahr den Vorstandmitgliedern als Aktientantiemen unentgeltlich zuzuteilen. Maßgeblich für die Zuteilung von Aktien ist die Entwicklung des Durchschnittskurses der Aktie der HypoVereinsbank im abgelaufenen Geschäftsjahr im Vergleich zur Entwicklung eines gewichteten Durchschnittskurses eines Vergleichskorbs (Vergleichsindex) von mindestens acht europäischen Kreditinstituten die hinsichtlich Struktur und Größe mit der Bank vergleichbar sind. Zudem ist der Vorstand ermächtigt, die eigenen Aktien, die gemäß der vorgenannten Ermächtigung erworben worden waren, mit Zustimmung des Aufsichtsrates zu einem Teil oder insgesamt ohne weiteren Hauptversammlungsbeschluss einzuziehen.

Vorstand und Aufsichtsrat der HypoVereinsbank werden der Hauptversammlung der Bank am 29. April 2004 vorschlagen, die oben bezeichneten Ermächtigungen gemäß § 71 Abs. 1 Nr. 7 und Nr. 8 AktG entsprechend für den Zeitraum bis zum 30. September 2005 zu erneuern. Abweichend von dem Inhalt der oben bezeichneten Ermächtigung gemäß § 71 Abs. 1 Nr. 8 AktG soll der Aufsichtsrat aufgrund der neuen Ermächtigung gemäß § 71 Abs. 1 Nr. 8 AktG befugt sein, den Vorstandsmitgliedern erworbene Aktien im Wert von bis zu € 8 Mio. je Geschäftsjahr als Aktientantiemen unentgeltlich zuzuteilen.

Die gemäß § 71 Abs. 1 Nr. 7 und 8 AktG erworbenen eigenen Aktien dürfen zusammen mit anderen eigenen Aktien, welche die Bank bereits erworben hat und noch besitzt, 10% des Grundkapitals der HypoVereinsbank nicht überschreiten.

Zum 31. Dezember 2003 hielt die HypoVereinsbank außerhalb ihres Handelsbestandes keine eigenen Aktien.

Genussrechte

1997 hat die HypoVereinsbank 1.000.000 Genussscheine im Nennbetrag von je DM 1000,00 emittiert. In Folge der Abspaltung wesentlicher Teile des gewerblichen Immobilienfinanzierungsgeschäfts der HVB Group an die neue Hypo Real Estate Group, die am 29. September 2003 wirksam wurde, wurde, der Nennbetrag jedes ausgegebenen Genussscheines auf DM 100,00 umgestellt und verminderte sich der Gesamtnennbetrag der ausgegebenen Genussscheines der HypoVereinsbank auf DM 800.000.000,00 (€ 409.033.504,96). Die Hypo Real Estate Holding AG übernahm die Verpflichtungen aus Genussscheinen im Gesamtnennbetrag von DM 200.000.000,00 (€ 102.258.376,24). Am 30. September 2003 hat die HypoVereinsbank einen Betrag in Höhe des Gesamtnennbetrags dieser Genussscheine an die Hypo Real Estate Holding AG als Ausgleich für die Rückzahlung des Nennbetrags an die Inhaber gezahlt. Siehe auch "Beziehungen und Transaktionen mit wesentlichen Aktionären und bestimmten anderen Personen—Bestimmte Beziehungen und Transaktionen—Beziehungen zur Hypo Real Estate Group—Zahlungsverpflichtung der HypoVereinsbank in Bezug auf Zinsansprüche unter den ausstehenden Genussscheinen der Hypo Real Estate Holding AG."

Von 1998 bis zum Datum dieses Prospekts wurden keine weiteren Genussscheine von der HypoVereinsbank ausgegeben. Somit beläuft sich zum Datum dieses Prospekts der Gesamtnennbetrag der ausgegebenen Genussscheine der HypoVereinsbank auf € 409.033.504,96.

Die ausstehenden Genussscheine sind nicht mit Aktionärsrechten wie dem Recht auf Teilnahme, Mitwirkung und Abstimmung bei Hauptversammlungen der HypoVereinsbank ausgestattet. Sie sind nachrangig gegenüber den Rechten aller sonstigen Gläubiger der HypoVereinsbank. Im Falle einer Insolvenz oder Liquidation der HypoVereinsbank werden die Genussscheine nach sämtlichen Forderungen der sonstigen Gläubiger, jedoch vor den Forderungen der Aktionäre bedient. Die Genussscheinbedingungen sehen je Genussschein eine jährliche Ausschüttung in Höhe von 6,75 % des Nennbetrages vor. Ausschüttungen an die Genussscheininhaber haben Vorrang vor Dividendenzahlungen an Aktionäre. Sofern eine vollständige Ausschüttung an die Genussscheininhaber zu einem Jahresfehlbetrag bei der HypoVereinsbank führen würde, würde sich nach den Genussscheinbedingungen der Ausschüttungsanspruch je Genussschein entsprechend vermindern. In diesem Fall ist der fehlende Betrag aus etwaigen Gewinnen in den folgenden Geschäftsjahren zu zahlen, jedoch nur bis zum Ende der Laufzeit der Genussscheine (am 31. Dezember 2007). Für das Geschäftsjahr 2003 gilt folgende Regelung: Die HypoVereinsbank geht derzeit davon aus, dass sie in den Folgejahren Gewinne erzielen wird, die dazu führen werden, dass die Rückzahlung der Genussscheine zum Nennbetrag erfolgen wird. Für das Geschäftsjahr 2003 erfolgt daher eine volle Ausschüttung in Höhe von 6,75 % des Nennbetrags. Siehe Note 62 zum Konzernabschluss der HVB Group für das Jahr 2003.

Die ausstehenden Genussscheine der HypoVereinsbank gewähren keine Bezugsrechte im Hinblick auf neue Aktien der HypoVereinsbank oder zusätzliche Genussscheine im Falle einer Kapitalerhöhung der HypoVereinsbank. Mit Hauptversammlungsbeschluss vom 3. Mai 2000 wurde der Vorstand der HypoVereinsbank ermächtigt, bis zum 3. Mai 2005 einmalig oder in mehreren Teilbeträgen neue Genussscheine im Gesamtnennbetrag von bis zu € 1.000.000.000,00 auszugeben. Vorstand und Aufsichtsrat der HypoVereinsbank werden der Hauptversammlung am 29. April 2004 vorschlagen, diese Ermächtigung aufzuheben und den Vorstand zu ermächtigen, bis zum 29. April 2009 einmalig oder in mehreren Teilbeträgen auf den Inhaber lautende Genussscheine mit einer Laufzeit von bis zu 30 Jahren und im Gesamtnennbetrag von bis zu € 1.000.000.000,00 auszugeben. Bei der Ausgabe der Genussscheine stehen den Aktionären der HypoVereinsbank Bezugsrechte zu, jedoch ist der Vorstand ermächtigt, diese Bezugsrechte für den Fall auszuschließen, dass die Bedingungen der neuen Genussscheine obligationsähnlich ausgestaltet sind.

Stimmrechte und Hauptversammlungen

Jede Stammaktie gewährt ihrem Inhaber eine Stimme in der Hauptversammlung der HypoVereinsbank. Inhaber von Vorzugsaktien haben grundsätzlich kein Stimmrecht. Ausnahmen bestehen nach dem Aktiengesetz in den Fällen, in denen ihre Vorzugsrechte betroffen sind, wie zum Beispiel im Falle von Änderungen des Vorausgewinnanteils oder der Ausgabe weiterer Vorzugsaktien oder anderer Aktien, die den Vorzugsaktien im Rang gleich stehen oder vorgehen. Sämtliche Beschlüsse, die die Vorzugsrechte der Inhaber von Vorzugsaktien betreffen, erfordern eine Mehrheit von drei Vierteln der in der Versammlung der Vorzugsaktionäre abgegebenen Stimmen. Darüber hinaus erwerben die Inhaber von Vorzugsaktien die gleichen Stimmrechte wie die Inhaber von Stammaktien, wenn (i) die Vorausgewinnanteile für ein bestimmtes Jahr nicht in voller Höhe gezahlt werden, und (ii) ein derartiger Fehlbetrag nicht im folgenden Jahr zusammen mit den Vorausgewinnanteilen für das betreffende Jahr in voller Höhe ausgezahlt wird. Die Stimmrechte bleiben so lange bestehen, bis der Fehlbetrag sowie sämtliche Vorausgewinnanteile, die vor der Zahlung des Fehlbetrags fällig werden, in voller Höhe gezahlt worden sind. Im Geschäftsjahr 2002 wurden keine Vorausgewinnanteile an die Vorzugsaktionäre der HypoVereinsbank ausgezahlt. Auch der vom Aufsichtsrat der Bank am 10. März 2004 festgestellte Jahresabschluss der HypoVereinsbank weist keinen ausschüttungsfähigen Bilanzgewinn für das Geschäftsjahr 2003 aus. Da demnach die Vorausgewinnanteile für das Geschäftsjahr 2003 nicht in voller Höhe zusammen mit den vollen Vorausgewinnanteilen für das Geschäftsjahr 2002 ausgeschüttet werden konnten, haben die Inhaber von Vorzugsaktien der HypoVereinsbank mit der Feststellung des Jahresabschlusses für das Geschäftsjahr 2003 die gleichen Stimmrechte wie die Inhaber von Stammaktien erhalten.

Die Hauptversammlung beschließt mit einfacher Mehrheit der abgegebenen Stimmen, sofern das Gesetz keine größere Mehrheit oder weiteren Anforderungen vorsieht. Beispielsweise bedarf die Abberufung von Aufsichtsratsmitgliedern einer qualifizierten Mehrheit von drei Vierteln der abgegebenen Stimmen. Des Weiteren erfordern bestimmte Hauptversammlungsbeschlüsse neben der einfachen Mehrheit der abgegebenen Stimmen eine qualifizierte Mehrheit von drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals. Sofern das Gesetz nicht etwas anderes vorschreibt, genügt gemäß Satzung der HypoVereinsbank für den Fall, dass eine Kapitalmehrheit vorgeschrieben ist, die einfache Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals. Neben der einfachen Mehrheit der abgegebenen Stimmen sehen Aktiengesetz und Umwandlungsgesetz u. a. für die nachstehenden Beschlüsse eine Mehrheit von drei Vierteln des bei der Beschlussfassung auf der Hauptversammlung vertretenen Grundkapitals vor:

- Ausgabe neuer Vorzugsaktien;
- Kapitalherabsetzungen;
- Ausschluss von Bezugsrechten der Aktionäre;
- Schaffung von genehmigtem oder bedingtem Kapital;
- Auflösung;
- Verschmelzungen;
- Auf- oder Abspaltungen;
- Übertragung des gesamten Vermögens;
- Abschluss von Unternehmensverträgen, insbesondere Beherrschungs- und Ergebnisabführungsverträgen; und
- Wechsel des Gesellschaftszweckes oder der Rechtsform.

Die Hauptversammlung kann durch den Vorstand und in bestimmten Fällen durch den Aufsichtsrat einberufen werden. Aktionäre, deren Anteile zusammen mindestens 5% des Grundkapitals erreichen, sind berechtigt, den Vorstand aufzufordern, eine Hauptversammlung einzuberufen. Die ordentliche Hauptversammlung muss innerhalb der ersten acht Monate des Geschäftsjahres stattfinden und wird vom Vorstand nach Erhalt des Berichts des Aufsichtsrates über den Jahresabschluss einberufen.

Dividenden und Ansprüche bei Auflösung der Gesellschaft

Dividendenausschüttungen auf Aktien der HypoVereinsbank erfolgen auf gemeinsamen Vorschlag von Vorstand und Aufsichtsrat auf der Grundlage des geprüften, nicht konsolidierten Jahresabschlusses der HypoVereinsbank und bedürfen der Zustimmung durch die Inhaber von Stammaktien. Siehe "Dividenden und Dividendenpolitik". Für das Geschäftsjahr 2002 erwarben die Inhaber von Vorzugsaktien einen Anspruch auf einen Vorausgewinnanteil in Höhe von € 0,08 je Aktie. Dieser Rückstand wurde im Zusammenhang mit der Abspaltung wesentlicher Teile des gewerblichen Immobilienfinanzierungsgeschäfts der HVB Group gemäß dem Spaltungsplan der Bank vom 26. März 2003 im Verhältnis 4:1 so aufgeteilt, dass auf jede Vorzugsaktie der Bank ein Teilbetrag von € 0,064 und auf jede Vorzugsaktie der Hypo Real Estate Holding AG ebenfalls ein Teilbetrag von € 0,064 entfällt. Angaben zur Haftung der HypoVereinsbank für die von der Hypo Real Estate Holding AG übernommenen Zahlungsverpflichtungen in Bezug auf die kumulativen Vorausgewinnanteile für das Jahr 2002 enthält der Abschnitt "Beziehungen und Transaktionen mit wesentlichen Aktionären und bestimmten anderen Personen—Bestimmte Beziehungen und Transaktionen—Beziehungen zur Hypo Real Estate Group—Haftung der HypoVereinsbank gemäß § 133 Unwandlungsgesetz." Für das Geschäftsjahr 2003 berechtigen die Vorzugsaktien der HypoVereinbank zum Erhalt eines kummulativen Vorausgewinnanteils in Höhe von € 0,064 je Aktie. Sollte den Vorzugsaktionären der HypoVereinsbank die Vorausgewinnanteile für die Geschäftsjahre 2002 und 2003 nicht in voller Höhe ausgezahlt werden, erhalten sie die gleichen Stimmrechte wie die Inhaber von Stammaktien, siehe "—Stimmrechte und Hauptversammlungen".

Im Falle einer Auflösung der HypoVereinsbank ist der nach Begleichung sämtlicher Verbindlichkeiten verbleibende Liquidationserlös unter den Aktionären im Verhältnis ihres Aktienbesitzes aufzuteilen. Den Vorzugsaktien steht bei einer Auflösung kein Vorzugsrecht zu; sie sind mit den Stammaktien gleichrangig.

Offenlegung von Beteiligungen an börsennotierten Aktiengesellschaften

Nach dem Wertpapierhandelgesetz hat ein Investor, dessen unmittelbare oder mittelbare Stimmrechte an der HypoVereinsbank bestimmte Schwellenwerte erreichen, überschreiten oder unterschreiten, unverzüglich, spätestens innerhalb von sieben Kalendertagen, diese Tatsache schriftlich der HypoVereinsbank und der BaFin unter Angabe des Prozentsatzes der Stimmrechte mitzuteilen, sofern keine Befreiung erteilt wurde. Die Schwellenwerte liegen bei 5 %, 10 %, 25 %, 50 % und 75 % der stimmberechtigten Aktien der HypoVereinsbank. Des Weiteren ist nach dem Wertpapiererwerbs- und Übernahmegesetz jeder, dessen Stimmrechtsanteil 30 % der stimmberechtigten Aktien der HypoVereinsbank erreicht oder übersteigt, verpflichtet, diese Tatsache, einschließlich des Prozentsatzes seiner Stimmrechte, innerhalb von sieben Kalendertagen in mindestens einem überregionalen Börsenpflichtblatt oder mittels eines elektronisch betriebenen Informationsverbreitungssystems für Finanzinformationen zu veröffentlichen und anschließend, sofern keine Befreiung von dieser Verpflichtung erteilt wurde, ein an alle Inhaber von Stamm- und Vorzugsaktien der HypoVereinsbank gerichtetes öffentliches Pflichtangebot zu unterbreiten.

Die Berechnung der Schwellenwerte wird nach dem Wertpapierhandelsgesetz und dem Wertpapiererwerbs- und Übernahmegesetz nicht auf der Grundlage direkter, sondern effektiver Kontrolle der Stimmrechte vorgenommen. Versäumt der Investor, die erforderlichen Mitteilungen zu machen, so ist er nach deutschem Recht für die Dauer des Versäumnisses von der Ausübung der mit seinen Aktien verbundenen Rechte (einschließlich Stimmrecht und Recht zum Bezug von Dividenden) ausgeschlossen. Zudem kann bei Nichteinhaltung der Mitteilungspflichten eine gesetzlich vorgesehene Geldbuße verhängt werden.

Offenlegung bedeutender Beteiligungen an Kreditinstituten

Das Kreditwesengesetz sieht vor, dass ein Investor, der eine bedeutende Beteiligung an einem Kreditinstitut erwerben möchte, unverzüglich die BaFin und die Bundesbank über diese Absicht in Kenntnis setzt. Als bedeutende Beteiligung gilt insbesondere der Erwerb von mindestens 10 % der Stimmrechte oder des stimmberechtigten Kapitals eines Kreditinstituts. Die erforderliche Mitteilung muss Angaben über die Zuverlässigkeit des Investors oder, im Fall einer Gesellschaft oder anderen juristischen Person, die Zuverlässigkeit ihrer gesetzlichen oder satzungsgemäßen Vertreter, enthalten. Ein Investor mit einer bedeutenden Beteiligung muss zudem die BaFin und die Bundesbank auch unverzüglich über eine geplante Erhöhung seiner Beteiligung im Falle des Überschreitens bestimmter Schwellenwerte informieren. Diese Schwellenwerte liegen bei 20 %, 33 % und 50 % der Stimmrechte oder des stimmberechtigten Kapitals. Ein Investor, der eine bedeutende Beteiligung hält, muss die BaFin und die Bundesbank auch unverzüglich informieren, wenn er beabsichtigt, seine Beteiligung auf unter 10 % oder unter eine der vorgenannten Schwellenwerte herabzusetzen. Schließlich muss ein Investor mit einer bedeutenden Beteiligung die BaFin und die Bundesbank unverzüglich über alle Vorgänge informieren, die dazu führen würden, dass das Kreditinstitut ein Tochterunternehmen des Investors würde oder aufhören würde, ein Tochterunternehmen zu sein.

Die BaFin kann innerhalb eines Zeitraums von drei Monaten nach Erhalt der Mitteilung in Bezug auf eine der vorgenannten Änderungen, soweit es sich nicht um eine Herabsetzung der Beteiligung handelt, den geplanten Erwerb oder die geplante Beteiligung untersagen, falls nicht ausreichend dargetan ist, dass der Investor und seine gesetzlichen oder satzungsgemäßen Vertreter zuverlässig sind, oder wenn festgestellt wird, dass die Beteiligung die wirksame Überwachung des jeweiligen Kreditinstituts durch die BaFin unmöglich macht. Sollte ein Investor trotz eines derartigen Verbots oder ohne die erforderliche Mitteilung an die BaFin und die Bundesbank eine bedeutende Beteiligung erwerben, kann die BaFin dem Investor die Ausübung der mit den Aktien verbundenen Stimmrechte untersagen.

Aktienübernahme

Die HypoVereinsbank und die Konsortialbanken haben am 25. Februar 2004 einen Aktienübernahmevertrag im Hinblick auf das Bezugsangebot und das Angebot Neuer Aktien, für die das Bezugsrecht nicht ausgeübt wurde, abgeschlossen. Gemeinsame Globale Koordinatoren (*Joint Global Coordinators*) für das Angebot sind J.P. Morgan Securities Ltd., Lehman Brothers International (Europe) und die HypoVereinsbank.

Der Aktienübernahmevertrag sieht vor, dass die Verpflichtungen der Konsortialbanken unter dem Vorbehalt der Erfüllung bestimmter Bedingungen, etwa dem Erhalt üblicher, den Anforderungen der Konsortialbanken genügender Comfort Letter des Wirtschaftsprüfers der HypoVereinsbank und anderen üblichen Bedingungen, wie der Abgabe von Legal Opinions, stehen. Nach Maßgabe der Bestimmungen des Aktienübernahmevertrages haben sich die Konsortialbanken jeweils einzeln verpflichtet, jeweils die nachstehend aufgeführte Anzahl Neuer Aktien zu übernehmen und den Aktionären der HypoVereinsbank zum Bezug anzubieten. Die HypoVereinsbank hat sich verpflichtet, die entsprechende Zahl von Neuen Aktien auszugeben.

Konsortialbanken	Anzahl der Neuen Aktien
J.P. Morgan Securities Ltd., London	85.764.176
Lehman Brothers International (Europe), London	53.602.610
Merrill Lynch International, London	32.161.566
UBS Limited, London	21.441.044
Citigroup Global Markets Ltd., London	21.441.044
Summe:	**214.410.440**

Der Bezugspreis je Aktie im Rahmen des Bezugsangebots beträgt € 14.

Etwaige aufgrund des Bezugsangebots nicht bezogene Aktien werden über eine Privatplatzierung institutionellen Investoren in Deutschland, Österreich, der Schweiz und andernorts (einschließlich in den Vereinigten Staaten an qualifizierte institutionelle Investoren in Übereinstimmung mit Rule 144A des U.S. Securities Act von 1933 in der jeweils gültigen Fassung (der "Securities Act")) zum Kauf angeboten.

Gemäß dem Aktienübernahmevertrag werden die Konsortialbanken der HypoVereinsbank für die Neuen Aktien, für die das Bezugsrecht bis zum 5. April 2004 nicht ausgeübt wurde, mindestens den Bezugspreis zahlen.

Nach dem Übernahmevertrag ist die HypoVereinsbank verpflichtet, eine Provision in Höhe von ca. € 60 Mio. an die Konsortialbanken zu zahlen. Darüber hinaus kann die HypoVereinsbank nach ihrem Ermessen den Konsortialbanken eine weitere Provision in Höhe von bis zu € 15 Mio. zahlen. Im Aktienübernahmevertrag hat sich die HypoVereinsbank verpflichtet, die Konsortialbanken von bestimmten Haftungsverbindlichkeiten freizustellen, einschließlich Verbindlichkeiten nach dem Securities Act.

Weitere Angaben sind im Abschnitt "Das Angebot" enthalten.

Verkaufsbeschränkungen

Die Konsortialbanken haben sich im Aktienübernahmevertrag jeweils einzeln verpflichtet, die Neuen Aktien ausschließlich in Deutschland, Österreich und der Schweiz öffentlich anzubieten, keine Angebote zum Verkauf der Aktien in den USA außer an "Qualifizierte Institutionelle Investoren" (*Qualified Institutional Buyers*) nach Rule 144A des Securities Act abzugeben, kein generelles Angebot und keine generelle Werbung für die Neuen Aktien gemäß Rule 502(c) des Securities Act, kein öffentliches Angebot nach Section 4(2) des Securities Act und keine direkten Verkaufsbemühungen nach Regulation S des Securities Act ("Regulation S") zu unternehmen.

Die Neuen Aktien werden nicht nach dem Securities Act registriert und können in den USA oder auf Rechnung oder zum Vorteil einer U.S. Person nur nach Regulation S oder gemäß einer Befreiung von den Registrierungserfordernissen des Securities Act angeboten oder verkauft werden.

Der Verkauf der Neuen Aktien im Vereinigten Königreich unterliegt ebenfalls Beschränkungen. Die Konsortialbanken haben sich jeweils einzeln verpflichtet, innerhalb von sechs Monaten nach dem Abschluss des Angebots im Vereinigten Königreich Neue Aktien nur solchen Personen anzubieten oder zu verkaufen, die im Rahmen ihrer üblichen Geschäftstätigkeit mit dem Erwerb, dem Halten, Verwalten oder Veräußern von Investments in eigenem Namen oder als Vertreter betraut sind oder unter sonstigen Umständen, die kein öffentliches Angebot im Vereinigten Königreich nach der United Kingdom Public Offers of Securities Regulation 1995 in der jeweils gültigen Fassung darstellen; Einladungen oder Anwerbungen zum

Engagement in Investmentaktivitäten nach Section 21 des Financial Services and Markets Act 2000 im Zusammenhang mit der Zeichnung oder dem Verkauf der Neuen Aktien zu unternehmen, sofern Section 21(1) des Financial Services and Markets Act 2000 keine Anwendung findet, und alle anwendbaren Bestimmungen des Financial Services and Markets Act 2000 im Hinblick auf die Neuen Aktien in, von oder sonst in Bezug auf das Vereinigte Königreich zu beachten.

Besteuerung in Deutschland

Der folgende Abschnitt "Besteuerung in Deutschland" stellt die Besteuerungsgrundsätze, die für den Erwerb, das Halten und die Veräußerung von Neuen Aktien von Bedeutung sein können, dar. Die Ausführungen sind nicht als umfassende oder gar abschließende Darstellung aller denkbaren steuerlichen Aspekte in diesem Bereich zu verstehen. Die Zusammenfassung basiert auf dem am Tag der Ausgabe dieses Verkaufsprospekts geltenden deutschen Steuerrecht, einschließlich der Doppelbesteuerungsabkommen, die Deutschland mit anderen Staaten abgeschlossen hat. Es ist zu beachten, dass sich die Rechtslage - u.U. auch rückwirkend - ändern kann.

Am Aktienerwerb Interessierte sollten ihren Steuerberater zu den steuerlichen Auswirkungen des Erwerbs, des Haltens, der Veräußerung oder der Schenkung von Neuen Aktien konsultieren. Gleiches gilt für die bei der Rückerstattung von zunächst einbehaltener Kapitalertragsteuer geltenden Formalitäten. Nur im Rahmen einer individuellen Steuerberatung können in ausreichender Weise die steuerlich relevanten Besonderheiten des jeweiligen Aktionärs berücksichtigt werden.

Besteuerung der HypoVereinsbank

Kapitalgesellschaften unterliegen in Deutschland der Körperschaftsteuer in Höhe von 25 % zuzüglich 5,5 % Solidaritätszuschlag darauf (insgesamt 26,375 %).

Zusätzlich sind deutsche Kapitalgesellschaften gewerbesteuerpflichtig. Der Gewerbesteuersatz hängt dabei von den Gemeinden ab, in welchen die Gesellschaft Betriebsstätten unterhält. Üblicherweise beträgt die Gewerbesteuer bis zu 21 % des gewerbesteuerpflichtigen Ertrags. Die gezahlte Gewerbesteuer kann von der Bemessungsgrundlage für die Körperschaft- sowie Gewerbesteuer als Betriebsausgabe abgezogen werden.

Bei der HypoVereinsbank sind Dividenden, die von Kapitalgesellschaften an sie ausgeschüttet werden, grundsätzlich von der Körperschaftsteuer befreit. Solche Dividenden sind grundsätzlich von der Gewerbesteuer befreit, wenn die HypoVereinsbank seit Beginn des Erhebungszeitraums zu mindestens 10 % am Grund- oder Stammkapital der ausschüttenden Kapitalgesellschaft beteiligt ist. Jedoch gelten 5 % der steuerfreien Dividendeneinnahmen als Ausgaben, die steuerlich nicht als Betriebsausgaben abgezogen werden dürfen, und unterliegen somit im Ergebnis der Besteuerung. Darüber hinaus sind Veräußerungsgewinne, die die HypoVereinsbank aus der Veräußerung von Anteilen an anderen Kapitalgesellschaften erzielt, in der Regel von der Körperschaft- und Gewerbesteuer befreit. Veräußerungsgewinn ist der Betrag, um den der Veräußerungspreis oder der an dessen Stelle tretende Wert nach Abzug der Veräußerungskosten den steuerlichen Buchwert im Zeitpunkt der Veräußerung übersteigt. Allerdings gelten 5 % des Veräußerungsgewinns als Ausgaben, die steuerlich nicht als Betriebsausgaben abgezogen werden dürfen, so dass sie im Ergebnis der Besteuerung unterliegen. Veräußerungsverluste können steuerlich nicht berücksichtigt werden. Es ist zu beachten, dass diese Steuerbefreiungen wie auch die entsprechenden Abzugsverbote insoweit nicht gelten, als die HypoVereinsbank Aktien hält, die gemäß § 1 Abs. 12 KWG ihrem Handelsbuch zuzurechnen sind.

Mit Wirkung vom 01.01.2004 hat der deutsche Gesetzgeber neue Steuergesetze erlassen, die unter anderem die Nutzung steuerlicher Verlustvorträge für Körperschaft- und Gewerbesteuerzwecke beschränken. Steuerliche Verlustvorträge, die € 1.000.000 übersteigen, können nur genutzt werden, um bis zu 60 % des steuerpflichtigen Einkommens zu neutralisieren. Im Ergebnis können daher mindestens 40 % des jährlichen steuerpflichtigen Einkommens der HypoVereinsbank, soweit es € 1.000.000 übersteigt, nicht mit steuerlichen Verlustvorträgen der HypoVereinsbank verrechnet werden und unterfallen damit der Besteuerung. Nicht genutzte steuerliche Verlustvorträge können zeitlich unbefristet vorgetragen und, im Rahmen der dargestellten 60 %-Beschränkung, genutzt werden, um zukünftiges steuerpflichtiges Einkommen zu neutralisieren.

Besteuerung von Dividendeneinkünften

Kapitalertragsteuer

Die HypoVereinsbank muss bei der Auszahlung der Dividende Kapitalertragsteuer in Höhe von 20 % zuzüglich Solidaritätszuschlag in Höhe von 5,5 % darauf (insgesamt 21,1 %) einbehalten.

Die Kapitalertragsteuer ist unabhängig davon, in welcher Höhe die Dividendenzahlung beim Anteilseigner steuerlich zu berücksichtigen ist, und ob dieser innerhalb oder außerhalb von Deutschland ansässig ist, einzubehalten und abzuführen. Bestimmte Ausnahmen können für Aktionäre gelten, die Kapitalgesellschaften und außerhalb Deutschlands in einem anderen EU-Mitgliedsstaat ansässig sind, wenn auf sie die EU-Mutter-Tochter Richtlinie anwendbar ist.

Sowohl bei inländischen Anlegern (d.h. Anlegern mit Wohnsitz, gewöhnlichem Aufenthalt, Geschäftsleitung bzw. Sitz in Deutschland) als auch bei im Ausland ansässigen Anlegern, die ihre Anteile über eine inländische Betriebsstätte oder feste Einrichtung oder in einem Betriebsvermögen, für das im Inland ein ständiger Vertreter bestellt ist, halten, wird die einbehaltene Kapitalertragsteuer auf die persönliche Einkommen- oder Körperschaftsteuerschuld angerechnet. Sollte sie diese übersteigen, so wird die zuviel einbehaltene Kapitalertragsteuer erstattet. Entsprechendes gilt für den Solidaritätszuschlag.

Dividendenzahlungen an ausländische Anleger unterfallen lediglich einer ermäßigten Kapitalertragsteuer, wenn zwischen Deutschland und dem Herkunftsstaat des Anteilseigners ein entsprechendes Doppelbesteuerungsabkommen besteht, und der Anteilseigner die Anteile nicht über eine inländische Betriebsstätte oder feste Einrichtung oder in einem Betriebsvermögen, für das im Inland ein ständiger Vertreter bestellt ist, hält. Die Ermäßigung wird dadurch gewährt, dass der Differenzbetrag zwischen der in der gesetzlich vorgeschriebenen Höhe einbehaltenen Kapitalertragsteuer (einschl. des Solidaritätszuschlags) und der Steuerschuld, die sich aus dem Steuersatz im jeweiligen Abkommen ergibt (in der Regel 15%), auf Antrag vom Bundesamt für Finanzen, Friedhofstraße 1, 53225 Bonn, erstattet wird. Die entsprechenden Antragsformulare sind sowohl beim Bundesamt für Finanzen als auch bei den deutschen Botschaften und Konsulaten erhältlich.

In Deutschland ansässige Anteilseigner

Bei den Anlegern, die ihre Neuen Aktien im Privatvermögen halten, fließt lediglich die Hälfte der Dividendeneinnahmen in die Bemessungsgrundlage ein (sog. Halbeinkünfteverfahren). Dieser Teil der Dividendenzahlungen wird dann dem jeweiligen (progressiv ansteigenden) Einkommensteuersatz des Anteilseigners (zuzüglich Solidaritätszuschlag) unterworfen. Entsprechend kann auch nur die Hälfte der mit den Dividenden in Zusammenhang stehenden Werbungskosten steuerlich berücksichtigt werden.

Anlegern, die ihre Neuen Aktien im Privatvermögen halten wird ein Sparerfreibetrag für ihre gesamten Einkünfte aus Kapitalvermögen in Höhe von jährlich € 1.370 (bzw. € 2.740 bei Zusammenveranlagung) gewährt. Zusätzlich wird eine jährliche Werbungskostenpauschale in Höhe von € 51 (respektive € 102 bei Zusammenveranlagung) angesetzt, wenn nicht höhere Werbungskosten nachgewiesen werden. Im Ergebnis werden Dividendeneinkünfte also nur in der Höhe besteuert, in der der steuerbare Anteil und die sonstigen Einkünfte aus Kapitalvermögen abzüglich der tatsächlich angefallenen bzw. pauschalierten Werbungskosten den Sparerfreibetrag übersteigen.

Werden die Anteile im Betriebsvermögen gehalten, so richtet sich die Besteuerung danach, ob der Anteilseigner eine Kapitalgesellschaft, ein Einzelunternehmer oder eine Personengesellschaft ist:

(i) Bei Kapitalgesellschaften sind die Dividendenzahlungen grundsätzlich von der Körperschaftsteuer befreit. Jedoch gelten 5 % der steuerfreien Dividendeneinnahmen als Ausgaben, die steuerlich nicht als Betriebsausgaben abgezogen werden dürfen, und unterliegen somit im Ergebnis der Besteuerung. Im Gegenzug ist die Abzugsfähigkeit tatsächlich entstandener Betriebsausgaben, die im Zusammenhang mit den Anteilen stehen, nicht deswegen eingeschränkt, weil sie mit steuerfreien Einnahmen im Zusammenhang stehen. 95 % der steuerfreien Dividendeneinnahmen sind für die Ermittlung der gewerbesteuerlichen Bemessungsgrundlage wieder hinzuzurechnen, es sei denn, die Anteilseignerin ist zu Beginn des Erhebungszeitraums zu mindestens 10 % am Grundkapital der HypoVereinsbank beteiligt. Besondere Regelungen für Kreditinstitute, Finanzdienstleistungsinstitute, Finanzunternehmen sowie Lebens- und Krankenversicherungsunternehmen sind unten beschrieben.

(ii) Bei Einzelunternehmern wird lediglich die Hälfte der Dividendenzahlungen besteuert. Entsprechend ist auch nur die Hälfte der mit den Dividendeneinnahmen in wirtschaftlichem Zusammenhang stehenden Betriebsausgausgaben (vorbehaltlich sonstiger Abzugsbeschränkungen) steuerlich abzugsfähig. Zusätzlich unterliegen die Dividenden in Gänze der Gewerbesteuer, sofern der Anteilseigner gewerbesteuerpflichtig und zu Beginn des Erhebungszeitraums nicht zu mindestens 10 % am Grundkapital der HypoVereinsbank beteiligt ist. Die Gewerbesteuer wird jedoch – abhängig von der Höhe des kommunalen Steuersatzes vollständig oder teilweise – auf die Einkommensteuer des Anteilseigners angerechnet.

(iii) Werden die Neuen Aktien von einer Personengesellschaft gehalten, fällt Einkommen- oder Körperschaftsteuer lediglich auf der Ebene der Gesellschafter an. Bei körperschaftsteuerpflichtigen Gesellschaftern ist die Dividendenzahlung grundsätzlich steuerbefreit (siehe oben (i)). Unterliegt der Gesellschafter hingegen der Einkommensteuer, so wird die Hälfte der Dividende besteuert (siehe oben (ii)). Hinsichtlich der Abziehbarkeit von Betriebsausgaben gilt für körperschaftsteuerpflichtige Gesellschafter das oben unter (i) ausgeführte und für einkommensteuerpflichtige Gesellschafter das oben unter (ii) ausgeführte. Gewerbesteuer auf die gesamte Dividendenzahlung fällt auf der Ebene der Personengesellschaft an, wenn diese gewerbesteuerpflichtig ist und nicht zu Beginn des Erhebungszeitraums zu mindestens 10 % am Grundkapital von HypoVereinsbank beteiligt ist. Soweit natürliche Personen an der Personengesellschaft beteiligt sind, wird die Gewerbesteuer jedoch – abhängig von der Höhe des kommunalen Steuersatzes vollständig oder teilweise – auf ihre Einkommensteuer angerechnet.

Außerhalb von Deutschland ansässige Anteilseigner

Bei ausländischen Anlegern, die die Anteile nicht über eine inländische Betriebsstätte oder feste Einrichtung oder in einem Betriebsvermögen, für das im Inland ein ständiger Vertreter bestellt ist, halten, ist die Steuerpflicht mit der Einbehaltung der (möglicherweise über entsprechende Doppelbesteuerungsabkommen reduzierten) Kapitalertragsteuer abgegolten.

Für Anleger hingegen, die die Anteile über eine inländische Betriebsstätte oder feste Einrichtung oder in einem Betriebsvermögen, für das im Inland ein ständiger Vertreter bestellt ist, halten, gilt das oben in Bezug auf ansässige Anteilseigner Dargestellte entsprechend.

Besteuerung von Veräußerungsgewinnen

In Deutschland ansässige Anteilseigner

Die Hälfte des Gewinns aus der Veräußerung von Neuen Aktien, die im Privatvermögen gehalten wurden, unterliegt der Einkommensteuer mit dem jeweiligen Einkommensteuersatz zuzüglich Solidaritätszuschlag, wenn die Neuen Aktien innerhalb eines Jahres vor der Veräußerung erworben wurden. Zu den Anschaffungskosten für die Neuen Aktien gehören auch die Anschaffungskosten für Bezugsrechte, die für den Erwerb der Neuen Aktien ausgeübt werden. Die Anschaffungskosten für Bezugsrechte, die einem Anteilseigner für bereits gehaltene Aktien der HypoVereinsbank zugeteilt werden, werden ermittelt, indem ein Teil der ursprünglichen Anschaffungskosten für die bereits gehaltenen Aktien von diesen abgespalten und den Bezugsrechten zugeordnet wird. Dieser Wert ist nach dem Verhältnis des niedrigsten Börsenkurses der Bezugsrechte am ersten Handelstag zum niedrigsten Börsenschlusskurs der Aktien am letzten Tag vor dem Bezugsrechtshandel zu ermitteln. Werden die neuen Aktien mehr als ein Jahr nach Anschaffung der bereits gehaltenen Aktien der HypoVereinsbank veräußert, sollen nach Auffassung der Rechtsprechung die Anschaffungskosten eines Bezugsrechts seinem niedrigsten Börsenkurs am ersten Tag des Bezugsrechtshandels entsprechen. Falls sämtliche Gewinne des Anteilseigners aus privaten Veräußerungsgeschäften im betreffenden Kalenderjahr insgesamt weniger als € 512 betragen, werden diese nicht besteuert.

Nach Ablauf der 1-Jahres-Frist ist die Hälfte des Veräußerungsgewinns zu versteuern, wenn der Veräußerer der Neuen Aktien oder – im Fall eines unentgeltlichen Erwerbs – sein Rechtsvorgänger zu einem beliebigen Zeitpunkt innerhalb von fünf Jahren vor der Veräußerung unmittelbar oder mittelbar zu mindestens 1 % am Kapital der HypoVereinsbank beteiligt war.

Werden die Anteile im Betriebsvermögen gehalten, so richtet sich die Besteuerung des Gewinns aus der Veräußerung danach, ob der Anteilseigner eine Kapitalgesellschaft, ein Einzelunternehmer oder eine Personengesellschaft ist:

(i) Im Falle einer Kapitalgesellschaft als Anteilseignerin sind Veräußerungsgewinne in der Regel von der Körperschaft- und Gewerbesteuer befreit. Veräußerungsgewinn ist der Betrag, um den der Veräußerungspreis oder der an dessen Stelle tretende Wert nach Abzug der Veräußerungskosten den steuerlichen Buchwert im Zeitpunkt der Veräußerung übersteigt. Allerdings gelten 5 % des Veräußerungsgewinns als Ausgaben, die steuerlich nicht als Betriebsausgaben abgezogen werden dürfen, so dass sie im Ergebnis der Besteuerung unterliegen. Veräußerungsverluste können steuerlich nicht berücksichtigt werden. Besondere Regelungen für Kreditinstitute, Finanzdienstleistungsinstitute, Finanzunternehmen sowie Lebens- und Krankenversicherungsunternehmen sind unten beschrieben.

(ii) Sofern die Neuen Aktien von Einzelunternehmern gehalten werden, wird die Hälfte der Veräußerungsgewinne besteuert. Entsprechend können nur die Hälfte der mit solchen Veräußerungsgewinnen zusammenhängenden Betriebsausgaben sowie nur die Hälfte eventueller Veräußerungsverluste steuerlich berücksichtigt werden. Zusätzlich unterfällt die Hälfte der Veräußerungsgewinne der Gewerbesteuer, wenn der Einzelunternehmer gewerbesteuerpflichtig ist. Die

Gewerbesteuer wird jedoch – abhängig von der Höhe des kommunalen Steuersatzes vollständig oder teilweise – auf die Einkommensteuer des Anteilseigners angerechnet.

(iii) Ist der Anteilseigner eine Personengesellschaft, so hängt die Besteuerung davon ab, ob deren Gesellschafter der Einkommen- oder Körperschaftsteuer unterliegen: Bei Gesellschaftern, die der Körperschaftsteuer unterliegen, sind Veräußerungsgewinne grundsätzlich steuerbefreit (siehe oben (i)). Gesellschafter, die der Einkommensteuer unterliegen, haben die Hälfte der Veräußerungsgewinne zu versteuern (siehe oben (ii)). Hinsichtlich der Abziehbarkeit von mit Veräußerungsgewinnen zusammenhängenden Betriebsausgaben und Veräußerungsverlusten gilt für körperschaftsteuerpflichtige Gesellschafter das oben unter (i) ausgeführte und für einkommensteuerpflichtige Gesellschafter das oben unter (ii) ausgeführte. Zusätzlich unterliegen die Veräußerungsgewinne auf der Ebene der Personengesellschaft – nach Auffassung der deutschen Finanzverwaltung – vollumfänglich der Gewerbesteuer, wenn die Personengesellschaft gewerbesteuerpflichtig ist. Soweit natürliche Personen an der Personengesellschaft beteiligt sind, wird die Gewerbesteuer jedoch – abhängig von der Höhe des kommunalen Steuersatzes vollständig oder teilweise – auf ihre Einkommensteuer angerechnet.

Außerhalb von Deutschland ansässige Anteilseigner

Die Hälfte der Veräußerungsgewinne ist zu versteuern, wenn der veräußernde Anteilseigner keine Kapitalgesellschaft ist und entweder er selbst oder – im Fall eines unentgeltlichen Erwerbs – sein Rechtsvorgänger zu einem beliebigen Zeitpunkt innerhalb von fünf Jahren vor der Veräußerung unmittelbar oder mittelbar zu mindestens 1 % am Kapital der HypoVereinsbank beteiligt war. Ist der Anteilseigner eine Kapitalgesellschaft so unterliegen unter den vorgenannten Voraussetzungen 5 % der Veräußerungsgewinne der Körperschaftsteuer und dem Solidaritätszuschlag. Der Großteil der Doppelbesteuerungsabkommen sieht hierbei allerdings eine vollständige Freistellung von deutscher Steuer vor.

Für Gewinne aus dem Verkauf von Neuen Aktien, die über eine inländische Betriebsstätte oder feste Einrichtung oder in einem Betriebsvermögen, für das im Inland ein ständiger Vertreter bestellt ist, gehalten wurden, gilt das oben für in Deutschland ansässige Anteilseigner Dargestellte entsprechend.

Besondere Regelungen für Kreditinstitute, Finanzdienstleistungsinstitute, Finanzunternehmen sowie Lebens- und Krankenversicherungsunternehmen

Für Neue Aktien, die bei Kreditinstituten oder Finanzdienstleistungsinstituten gemäß § 1 Abs. 12 KWG ihrem Handelsbuch zuzurechnen sind, findet die üblicherweise für Kapitalgesellschaften geltende Steuerbefreiung bzw. das Halbeinkünfteverfahren sowohl auf Dividendeneinnahmen als auch auf Veräußerungsgewinne bzw. -verluste keine Anwendung. Das gleiche gilt für Neue Aktien, die von Finanzunternehmen im Sinne des KWG mit dem Ziel der kurzfristigen Erzielung eines Eigenhandelserfolges erworben wurden. Dies gilt ebenso für Kreditinstitute, Finanzdienstleistungsinstitute und Finanzunternehmen mit Sitz in einem anderen Mitgliedstaat der Europäischen Gemeinschaft oder einem anderen Vertragsstaat des EWR-Abkommens, soweit sie die Neuen Aktien in einer deutschen Betriebsstätte halten. Ebenso findet die üblicherweise für Kapitalgesellschaften geltende Steuerbefreiung sowohl auf Dividendeneinnahmen als auch auf Veräußerungsgewinne bzw. -verluste keine Anwendung auf Neue Aktien, die bei Lebens- und Krankenversicherungsunternehmen den Kapitalanlagen zuzurechnen sind.

Erbschaft- und Schenkungsteuer

Die Übertragung von Neuen Aktien im Wege der Erbfolge oder Schenkung wird nur unter folgenden Voraussetzungen der deutschen Erbschaft- bzw. Schenkungsteuer unterworfen:

(i) der Erblasser, der Schenker, der Erbe, der Beschenkte oder ein sonstiger Begünstigter hat seinen Wohnsitz oder gewöhnlichen Aufenthalt zum Zeitpunkt der Übertragung in Deutschland;

(ii) die Anteile werden – unabhängig von diesen persönlichen Voraussetzungen – in einem gewerblichen Betriebsvermögen gehalten, für welches in Deutschland eine Betriebsstätte unterhalten wird oder ein ständiger Vertreter bestellt ist; oder

(iii) der Erblasser war zur Zeit des Erbfalls oder der Schenker zur Zeit der Schenkung entweder allein oder zusammen mit anderen ihm nahestehenden Personen unmittelbar oder mittelbar zu mindestens 10 % am Grundkapital der HypoVereinsbank beteiligt.

Die wenigen Doppelbesteuerungsabkommen zur Erbschaft- und Schenkungsteuer, die Deutschland abgeschlossen hat, sehen üblicherweise vor, dass deutsche Erbschaft- oder Schenkungsteuer nur in der

Fallgestaltung (i) und mit gewissen Einschränkungen auch in der Fallgestaltung (ii) erhoben wird. Sonderregelungen finden Anwendung auf bestimmte außerhalb Deutschlands lebende deutsche Staatsangehörige und ehemalige deutsche Staatsangehörige.

Andere Steuern

Beim Erwerb, der Veräußerung oder anderen Formen der Übertragung von Neuen Aktien fallen keine weiteren Steuern (Umsatzsteuer, Kapitalverkehrsteuer etc.) an. Ein Unternehmer kann jedoch für grundsätzlich steuerbefreite Umsätze mit Neuen Aktien zur Umsatzsteuer optieren. Vermögensteuer wird in Deutschland zur Zeit nicht erhoben.

Besteuerung in Österreich

Der folgende Abschnitt enthält eine kurze, keineswegs abschließende Zusammenfassung von Besteuerungsgrundsätzen des österreichischen Steuerrechts sowie des Doppelbesteuerungsabkommens Österreich-Deutschland, die für die Anleger relevant sein können. Die folgenden Erläuterungen sind allgemeiner Natur, basieren auf derzeit geltendem Recht und Verwaltungspraxis. Anlegern wird empfohlen, ihren Steuerberater zu den Steuerfolgen des Kaufs, des Haltens und der Veräußerung bzw. unentgeltlichen Übertragung von Neuen Aktien sowie zu den bei einer Anrechnung bzw. Rückerstattung von eventuell einbehaltener Kapitalertragsteuer auftretenden Fragen zu konsultieren. Allgemeine Ausführungen zur Besteuerung in Deutschland finden sich im Abschnitt "Besteuerung in Deutschland." Nachfolgend werden die besonderen Vorschriften für in Österreich ansässige Anleger erläutert, deren Aktien nicht zum Betriebsvermögen einer Betriebsstätte oder festen Einrichtung in Deutschland gehören.

Besteuerung von Dividendeneinkünften

Für Dividendenzahlungen an in Österreich ansässige Anleger reduziert das Doppelbesteuerungsabkommen den Quellensteuersatz in Deutschland auf 15 %. Eine weitergehende Ermäßigung des Quellensteuersatzes auf 5 % sieht das Doppelbesteuerungsabkommen Deutschland-Österreich für Dividenden vor, die an in Österreich ansässige Kapitalgesellschaften ausgeschüttet werden, die zu mindestens 10 % am Kapital der ausschüttenden Gesellschaft beteiligt sind. Um die begünstigten Quellensteuersätze zu erlangen, muss grundsätzlich von österreichischen Anlegern ein Antrag beim Bundesamt für Finanzen, Friedhofstraße 1, 53225 Bonn, gestellt werden. Nähere Ausführungen zum Rückerstattungsverfahren sind im Abschnitt "Besteuerung in Deutschland—Besteuerung von Dividendeneinkünften—Kapitalertragsteuer" enthalten.

Werden die Dividenden durch ein österreichisches Kreditinstitut an einen Anleger nach dem 31. März 2004 ausgezahlt, der eine natürliche Person ist, unterliegen sie der österreichischen Kapitalertragsteuer in Höhe von 25 %. Diese Besteuerung ist eine Endbesteuerung, so dass weiter keine Besteuerung mit einem höheren Steuersatz auf die Dividendeneinkünfte zur Anwendung kommt, selbst wenn der für den jeweiligen Anleger anwendbare durchschnittliche Steuersatz höher sein sollte. Sollte die 25%ige Besteuerung weniger günstig sein als der halbe auf das gesamte steuerliche Einkommen des Anlegers entfallende Durchschnittsteuersatz, kommt dieser zur Anwendung (Veranlagung oder Antrag des österreichischen Anlegers). Endbesteuerung bedeutet, dass Aufwendungen und Ausgaben, insbesondere gezahlte Finanzierungszinsen, die im Zusammenhang mit den Dividenden anfallen, nicht abzugsfähig sind. Die in Deutschland tatsächlich einbehaltene Quellensteuer kann für Dividenden, die nach dem 31. März 2004 zufließen, durch das österreichische Kreditinstitut auf die österreichische Kapitalertragsteuer angerechnet werden. Der Anrechnungsbetrag darf jedoch 15 % der Kapitalerträge nicht übersteigen.

Werden die Neuen Aktien in einem Depot im Ausland gehalten, wird die Besteuerung mit 25 % oder dem halben Durchschnittsteuersatz im Wege der Veranlagung des Anlegers (natürliche Person) in Österreich hergestellt. Auch im Zuge dieser Besteuerung können Aufwendungen und Ausgaben im Zusammenhang mit den Dividenden nicht abgezogen werden. Die in Deutschland tatsächlich einbehaltene Quellensteuer kann bis in Höhe von 15 % bzw. 5 % im Wege der Anrechnung auf die nach den österreichischen Einkommen- bzw. Körperschaftsteuervorschriften ermittelten Steuerbeträge angerechnet werden.

Bei österreichischen Anlegern, die Körperschaften sind, unterliegen die Dividenden grundsätzlich der 34%igen Körperschaftsteuer. Eine allfällige Kapitalertragsteuer gilt als Vorauszahlung auf die Körperschaftsteuer und kann daher mit der veranlagten Körperschaftsteuer gegenverrechnet werden. Im Falle einer Beteiligung einer österreichischen Kapitalgesellschaft an der ausschüttenden Gesellschaft von mindestens 10 % des Kapitals geht die Anrechnung der 5%igen deutschen Quellensteuer in Österreich wegen der durch das Doppelbesteuerungsabkommen Österreich-Deutschland bzw. allenfalls § 10 des Körperschaftsteuergesetzes verfügten Körperschaftsteuerbefreiung der Dividende (internationale Schachtelbeteiligung) in Österreich verloren.

Besteuerung von Veräußerungsgewinnen

Veräußerungsgewinne in Österreich ansässiger Anleger, die natürliche Personen sind, unterliegen der Besteuerung in der Republik Österreich nach den §§ 21, 22, 23, 30 und 31 EStG.

Die Spekulationsfrist für Aktien, welche nicht im Betriebsvermögen gehalten werden, beträgt ein Jahr ab Anschaffung. Die Besteuerung eines Spekulationsgewinnes (Differenz zwischen Veräußerungserlös und Anschaffungskosten abzüglich allfälliger Werbungskosten) erfolgt zum vollen tarifmäßigen Einkommensteuersatz.

Nach der Behaltefrist von einem Jahr sind Veräußerungsgewinne grundsätzlich steuerfrei, sofern die Anteile im Privatvermögen gehalten wurden.

Sofern ein in Österreich ansässiger Aktionär innerhalb eines Zeitraums von fünf Jahren vor der Veräußerung der Neuen Aktien zu mindestens 1 % an der Gesellschaft beteiligt war ("wesentliche Beteiligung"), unterliegt der daraus entstehende Veräußerungsgewinn der österreichischen Einkommensteuer. Solche Veräußerungsgewinne werden mit dem halben auf das gesamte Einkommen entfallenden Durchschnittsteuersatz besteuert.

Veräußerungsgewinne auf Aktien, die von natürlichen Personen als Betriebsvermögen gehalten werden, unterliegen unabhängig davon, ob die Spekulationsfrist abgelaufen ist oder eine wesentliche Beteiligung vorliegt, der Besteuerung.

Eine Besteuerung von Veräußerungsgewinnen in Deutschland ist für in Österreich ansässige Anleger nach dem Doppelbesteuerungsabkommen Österreich-Deutschland grundsätzlich ausgeschlossen.

Erbschafts- und Schenkungssteuer

Nach dem Erbschafts- und Schenkungssteuergesetz unterliegt jede Schenkung oder Übertragung von Gesellschaftsanteilen durch einen Erblasser oder Geschenkgeber der Erbschafts- und Schenkungssteuer mit einem Steuersatz, der vom Marktwert der Gesellschaftsanteile und dem Verwandtschaftsgrad zwischen dem Erblasser und dem Erben oder Geschenkgeber und Geschenknehmer abhängt. Voraussetzung für die Steuerpflicht ist, dass der Erblasser zur Zeit seines Todes oder der Erwerber zur Zeit des Eintrittes der Steuerpflicht ein Inländer im Sinne des Erbschafts- und Schenkungssteuergesetzes ist. Eine Steuerbefreiung kommt im Bereich der Erbschaftsteuer zur Anwendung, wenn der Anteil des Erblassers am gesamten Nennkapital der Gesellschaft im Zeitpunkt des Entstehens der Erbschaftsteuerschuld weniger als 1 % ausmachte. Diese Ausnahme ist im Falle einer Schenkung unter Lebenden nicht anwendbar.

Finanzteil

KONZERNLAGEBERICHT UND KONZERNABSCHLUSS DER HVB GROUP FÜR DAS JAHR 2003

KONZERNLAGEBERICHT
FINANCIAL REVIEW

2003: Ziele der Transformation erreicht und Bilanz bereinigt

Mit dem Transformationsprogramm hatten wir uns für das Jahr 2003 sehr herausfordernde Managementaufgaben und anspruchsvolle Ziele gesetzt. Nach dem Jahr 2002 mit hohen operativen Verlusten galt es in 2003, durch ein Bündel von Maßnahmen die Kapitalbasis der HVB Group zu stärken und die operative Ertragskraft wesentlich zu verbessern. Auf die Erreichung dieser Ziele waren alle unsere Aktivitäten im abgelaufenen Jahr konsequent ausgerichtet, insbesondere:

- die Abspaltung eines Großteils des kommerziellen Immobilienfinanzierungsgeschäfts in die neue Hypo Real Estate Group,
- der IPO der Bank Austria Creditanstalt Aktiengesellschaft (BA-CA), durch den 22,5% der Anteile platziert wurden,
- diverse Verkäufe von Konzerngesellschaften und aus unserem Kreditportfolio,
- der kräftige Abbau unserer Risikoaktiva, unter anderem durch zahlreiche Securitization-Transaktionen,
- die Gründung eines Joint Venture im Projektfinanzierungsgeschäft und
- umfangreiche Restrukturierungsmaßnahmen vor allem im Geschäftsfeld Deutschland.

Die Anstrengungen haben sich gelohnt, die Maßnahmen haben die erwartete Wirkung nicht verfehlt. Sowohl die Ertrags- als auch die Kapitalziele, die als Bandbreiten in unserem Konzernlagebericht 2002 angegeben waren, haben wir erreicht. Im Betriebsergebnis verzeichnen wir mit rund 1 Mrd €, bereinigt um Veräußerungsgewinne, einen kräftigen Turnaround. Die Risikoaktiva haben wir auf 241,8 Mrd € reduziert und die BIZ-Kernkapitalquote erreicht ohne die Sondereffekte aus der Bewertung der Finanzanlagen 6,8%. Mit dem Transformationsprogramm haben wir darüber hinaus sowohl die Komplexität der Konzernstruktur als auch den Refinanzierungsbedarf erheblich verringert.

Um die Risiken aus der Kursentwicklung an den Aktienmärkten für unsere künftigen Ergebnisse deutlich zu reduzieren, hatten wir uns entschlossen, wesentliche Positionen aus unseren Finanzanlagen schneller als bisher geplant abzubauen und haben deshalb die Aktienbestände zum 31. Dezember 2003 auf ihre aktuellen Marktwerte abgeschrieben. Dies gilt insbesondere für unsere Anteile an der Allianz AG, die bis Ende Februar 2004 vollständig verkauft wurden, und die Anteile an der Münchener Rückversicherungs-Gesellschaft AG, die wir in einem ersten Schritt Ende Februar von 13,2% auf unter 10% reduziert haben. Weitere Veräußerungen sind geplant, wir werden sie aber auch von der Performance der betreffenden Aktien abhängig machen. Darüber hinaus haben wir die Wertansätze bei den Geschäfts- oder Firmenwerten anhand sehr strenger Bewertungsmaßstäbe geprüft und umfangreiche Wertkorrekturen vorgenommen.

Insgesamt wurde die Erfolgsrechnung 2003 durch die Bewertungsmaßnahmen mit rund 2,9 Mrd € belastet. Dieser Schritt hat dazu geführt, dass wir uns von den »Stillen Lasten« befreien und größere Handlungs- und Gestaltungsspielräume eröffnen konnten.

Nach Abschluss des Transformationsprogramms und nach der umfangreichen Bilanzbereinigung kommt es jetzt darauf an, die Grundlagen für ein profitables Wachstum in den nächsten Jahren zu legen und hierfür ein solides finanzielles Fundament zu schaffen. Dies wollen wir mit einer Kapitalerhöhung mit Bezugsrecht im Umfang von mindestens 3 Mrd € erreichen. Hierdurch stärken wir unsere Kernkapitalquote im Konzern auf über 7%. Außerdem soll die Maßnahme dazu beitragen, unsere Ratings nachhaltig zu verbessern. Nach den umfangreichen Bewertungsmaßnahmen und der Stärkung der Kapitalbasis können wir uns künftig unbelastet auf unser Kerngeschäft konzentrieren.

Geschäft und Strategie

Gesamtwirtschaftliche Entwicklung 2003

Die konjunkturelle Entwicklung verbesserte sich weltweit ab der Jahresmitte 2003. In den USA sorgten die enormen monetären und fiskalpolitischen Impulse für hohe Quartalszuwächse im zweiten Halbjahr. Unverändert dynamisch blieb auch das Wachstum in den asiatischen Ländern und wirkte sich belebend auf die Exporttätigkeit im Rest der Welt aus. Die japanische Wirtschaft konnte nach Jahren der Stagnation ebenfalls wieder ein Wachstumsplus aufweisen.

Dank starker externer Impulse beschleunigte sich das Wachstum in der zweiten Jahreshälfte auch in Europa. Angesichts des enttäuschenden Starts in das Jahr 2003 dürfte die Wirtschaft jedoch insgesamt nur um 0,5% gegenüber dem Vorjahr expandiert sein, erneut deutlich unter dem langfristigen Trend.

- Die deutsche Wirtschaft schrumpfte im Jahresvergleich (−0,1% gegenüber Vorjahr; 2002: + 0,2%). Dies war die schlechteste Wachstumsentwicklung seit der Rezession 1992/93.
- Die Inflationsrate betrug im Jahresdurchschnitt 1,0%, nach 1,3% im Jahr zuvor.
- Die Arbeitslosigkeit stieg weiter an und lag Ende 2003 um rund 90 000 Arbeitslose über dem Niveau von Ende 2002.
- Der Leistungsbilanzüberschuss betrug 2,4% des Bruttoinlandprodukts (BIP; 2002: 3%).
- Das Defizit der öffentlichen Haushalte erhöhte sich von 3,5% des BIP im Vorjahr auf 3,9%.
- Das Wachstum der österreichischen Wirtschaft blieb in 2003 gegenüber dem Vorjahr stabil (+ 1,0%; 2002: + 1,0%).
- Die Inflation sank in Österreich auf 1,3% (2002: 1,7%).

Die gesamtwirtschaftliche Situation in den Ländern Zentral- und Osteuropas zeigte sich im vergangenen Jahr erneut sehr robust und konnte vor allem von der hohen Binnennachfrage profitieren. Auch in Polen erholte sich die Konjunktur deutlich (2003: + 3,7%; 2002: + 1,4%).

Branchenentwicklung

Die deutsche Kreditwirtschaft hatte auch im abgelaufenen Geschäftsjahr 2003 mit schwierigen Rahmenbedingungen zu kämpfen. Zum einen lagen die Gründe in strukturellen Besonderheiten des deutschen Bankenmarktes, zum anderen ergaben sich diese auch aus der jeweiligen Positionierung der Institute selbst. Noch immer hinkt das Rentabilitätsniveau der deutschen Privatbanken dem europäischen Durchschnitt deutlich hinterher. Strukturelle Probleme resultieren nicht nur aus bankenspezifischen Besonderheiten, wie zum Beispiel den geringen Marktanteilen der privaten Banken auf Grund des hohen Fragmentierungsgrades, sondern werden auch durch fehlende gesamtwirtschaftliche Verbesserungen, wie zum Beispiel Überregulierungen oder fehlende arbeitsmarktpolitische Reformen verstärkt. Konsolidierungsprozesse fanden auch in 2003 kaum und wenn, dann immer noch fast ausschließlich im öffentlich-rechtlichen oder genossenschaftlichen Sektor statt. Sektorübergreifende Konsolidierungen kamen nicht vor.

Inzwischen haben fast alle deutschen Kreditinstitute nach einem verlustreichen Geschäftsjahr 2002 tief greifende Restrukturierungsprogramme, verbunden mit harten Kostensenkungsmaßnahmen, mit sichtbarem Erfolg durchgeführt. Ziel war vor allem die Verbesserung der operativen Wertschöpfungskraft sowie die klare Fokussierung auf das Kerngeschäft. Zusammenfassend zeigt sich, dass die deutschen Banken ihre Ertragssituation im Laufe des Geschäftsjahres gegenüber dem Vorjahr deutlich verbessern konnten.

Unterstützung erhielt die Finanzdienstleistungsbranche durch die beginnende Aufhellung des Marktumfelds. Die Erholung der Kapitalmärkte seit Ende des ersten Quartals und damit eine wieder einsetzende verstärkte Nachfrage nach Kapitalmarktprodukten wirkten sich positiv auf die Ertragslage der Banken aus. Trotz einer weiterhin konjunkturbedingt hohen Rate an Insolvenzfällen in Deutschland konnte über das Gesamtjahr gesehen das Niveau der Risikovorsorge gegenüber dem Vorjahr deutlich zurückgefahren werden.

Transformation der HVB Group

Im Rahmen unseres Transformationsprogramms hatten wir uns unter anderem dazu entschlossen, uns von wesentlichen Teilen unseres gewerblichen Immobilienfinanzierungsgeschäfts zu trennen. Hierzu haben wir Ende September 2003 mit wirtschaftlicher Wirkung zum 1. Januar 2003 unsere inländischen Hypothekenbanktöchter und unsere europäischen Immobilienfinanzierungsaktivitäten an die Hypo Real Estate Group übertragen.

Dadurch wurde das bisherige Geschäftsfeld Hypo Group rechtlich selbstständig; die Anzahl unserer Geschäftsfelder verminderte sich somit von vier auf drei.

Durch die Abspaltung der Hypo Real Estate Group verringerte sich das Kreditvolumen zum Spaltungsstichtag 1. Januar 2003 um 112,2 Mrd € (= 23%). Gleichzeitig reduzierten sich auf der Passivseite der Bilanz die Verbindlichkeiten gegenüber Kreditinstituten und Kunden sowie die verbrieften Verbindlichkeiten um ca. 139 Mrd € (= 24%).

Insgesamt haben wir die Risikoaktiva zur Erhöhung unserer Kernkapitalquote und zur Optimierung unseres Risikoprofils um 99 Mrd € abgebaut. 55 Mrd € hiervon entfallen auf die Abspaltung der Hypo Real Estate Group. Neben der Abspaltung der Hypo Real Estate Group haben hierzu mit insgesamt 39 Mrd € die Verbriefung von Risiken (Securitization), die Reduzierung des Kreditgeschäfts vor allem in Asien und Amerika, Portfolio-Verkäufe und die Veräußerungen von Beteiligungen ohne strategischen oder operativen Mehrwert beigetragen.

Mit dem erfolgreichen IPO der BA-CA im Juli 2003 vereinnahmten wir rund 1 Mrd €. Damit haben wir unsere Kapitalbasis kräftig gestärkt und uns auch finanzielle Flexibilität zum Wachstum in Zentral- und Osteuropa erhalten.

Durch den Verkauf der norisbank und der Bank von Ernst haben wir Redundanzen im Konzern abgebaut und insgesamt einen Gewinn von 468 Mio € erzielt.

Ferner haben wir mit einem konzernfremden Investor die Tochtergesellschaft HVB Global Assets Company L.P., City of Dover (USA), gegründet, die im Konzernabschluss 2003 vollkonsolidiert wird. Neben der im vierten Quartal 2003 erfolgten Übertragung eines Teils unseres Projektfinanzierungsportfolios auf die Gesellschaft bringen wir insbesondere unsere Expertise in diesem Geschäftsfeld zur Administration des Portfolios und Akquisition neuer Finanzierungen ein. Durch die Beteiligung des Investors an dem Finanzunternehmen hat sich unser Kernkapital zum 31. Dezember 2003 um 747 Mio € erhöht.

Neben der konsequenten und erfolgreichen Umsetzung unseres Transformationsprogramms ist der Jahresabschluss 2003 geprägt von Sondereffekten, die das Jahresergebnis per saldo mit 2756 Mio € belasten.

Um unser Transformationsprogramm nachhaltig abzusichern und uns von gravierenden Marktrisiken zu befreien, haben wir uns entschlossen, unsere Strategie in Bezug auf wesentliche Positionen unserer Finanzanlagen zu ändern und die relevanten Bestände schneller als bisher geplant abzubauen. Dies erforderte eine Abschreibung der im Finanzanlagevermögen ausgewiesenen Wertpapierbestände auf den Marktpreis zum Jahresende. Den negativen Sondereffekten aus den vorgenommenen Bewertungsmaßnahmen in Höhe von 1989 Mio € standen einmalige Erträge aus dem Verkauf von Finanzanlagen in Höhe von 127 Mio € gegenüber.

Mitarbeiter


in Tausend
80
60
40
20
01 02 03

Darüber hinaus haben wir die Wertansätze der Geschäfts- oder Firmenwerte anhand sehr strenger Bewertungsmaßstäbe geprüft und umfangreiche Wertkorrekturen insbesondere beim Goodwill der BA-CA vorgenommen. Insgesamt belaufen sich die Sondereffekte aus außerplanmäßigen Abschreibungen auf Geschäfts- oder Firmenwerte auf 902 Mio €.

In den übrigen Erträgen und Aufwendungen ist die Risikoabschirmung für die Hypo Real Estate Group mit 460 Mio € enthalten.

Im Rahmen von Restrukturierungsmaßnahmen insbesondere im Geschäftsfeld Deutschland haben wir in 2003 neben Filialschließungen und Standortoptimierungen auch Kapazitätsanpassungen durch die Bündelung von Tätigkeiten und Funktionen sowie die Verschlankung der Führungsstrukturen bei Stabs- und Back-Office Abteilungen umgesetzt. In 2003 sank die Zahl der Mitarbeiter um 5712 auf 60 214. Von dem Rückgang entfallen 3533 auf entkonsolidierte Gesellschaften (insbesondere norisbank und Hypo Real Estate Group). Durch erstkonsolidierte Töchter (vor allem Commercial Bank Biochim) erhöhte sich die Mitarbeiterzahl um 2178.

Die Zahl der Geschäftsstellen sank im Berichtsjahr um 42 auf 2062. Von dem Rückgang entfallen 139 auf entkonsolidierte Gesellschaften (insbesondere norisbank [101] und Hypo Real Estate Group [31]). Durch erstkonsolidierte Töchter (vor allem Commercial Bank Biochim) erhöhte sich die Zahl der Geschäftsstellen um 159.

Geschäftsverlauf und Kennzahlen

Der Geschäftsverlauf 2003 lag insgesamt voll im Rahmen unserer Erwartungen.

Im operativen Bereich haben wir den Turnaround geschafft: Das Betriebsergebnis hat sich, verglichen mit den Pro-forma-Vorjahreszahlen der neuen HVB Group, um über 2 Mrd € auf 1432 Mio € verbessert. Neben der geringeren Risikovorsorge (– 979 Mio €) haben hierzu auch die um 525 Mio € reduzierten Verwaltungsaufwendungen und die um 541 Mio € gestiegenen operativen Erträge beigetragen.

Im Ausblick des Financial Review (Geschäftsbericht 2002, Band Finanzbericht, Seite 8 f.) hatten wir den Zielkorridor für das Jahr 2003 angegeben, den wir mit der neuen HVB Group, also nach Abspaltung der Hypo Real Estate Group, anstrebten. Diesen Zielkorridor haben wir erreicht.

Bei den operativen Erträgen ohne Veräußerungsgewinne norisbank und Bank von Ernst in Höhe von insgesamt 468 Mio € liegen wir mit 9648 Mio € in der Bandbreite.

Bei der Kreditrisikovorsorge haben wir mit 2313 Mio € einen Wert am unteren Ende der Bandbreite erreicht.

Der Verwaltungsaufwand konnte mit 6371 Mio € sogar auf einen Wert unterhalb der Bandbreite gedrückt werden. Die Cost-Income-Ratio liegt nach der Eliminierung der Veräußerungsgewinne norisbank und Bank von Ernst mit 66,0% am unteren Rand des angestrebten Zielkorridors.

Darüber hinaus hatten wir uns für das Ergebnis vor Steuern einen Zielkorridor von 300 bis 600 Mio € gesetzt, den wir mit 610 Mio € sogar leicht überschritten haben.

Neue HVB Group	2003 e	2003 (ist)[1]
Gesamte operative Erträge (in Mio €)	9 500 – 9 900	9 648
Kreditrisikovorsorge (in Mio €)	2 300 – 2 600	2 313
Verwaltungsaufwendungen (in Mio €)	6 500 – 6 700	6 371
Cost-Income-Ratio (in %)	66 – 70	66,0

[1] Ohne Veräußerungsgewinne norisbank und Bank von Ernst in den operativen Erträgen.

Bereinigt um das Impairment auf unsere Aktienbestände in Höhe von rund 2,0 Mrd € liegen wir auch bei der Kernkapitalquote mit 6,8% (Pro-forma-Wert 31. Dezember 2002: 5,1%) und bei der Eigenmittelquote mit 10,8% (Pro-forma-Wert 31. Dezember 2002: 8,2%) im prognostizierten Bereich.

HVB Group	2003 e (alt)	2003 (ist) vor Impairment
Risikoaktiva (in Mrd €)	ca. 240	244
BIZ-Kernkapitalquote (in %)	6,8 – 7,0	6,8
BIZ-Eigenmittelquote (in %)	10,3 – 10,8	10,8

Aufstellung der HVB Group nach Abschluss des Transformationsprogramms

Wir steuern die HVB Group über Geschäftsfelder. Nach der Abspaltung der Hypo Real Estate Group besteht die HVB Group aus den Geschäftsfeldern
– Deutschland,
– Österreich und Zentral- und Osteuropa,
– Corporates & Markets.

Die Geschäftsfelder treten wie selbstständige Unternehmen mit eigener Eigenkapitalausstattung und Ergebnisverantwortung auf. Die Zuordnung der wichtigsten Unternehmen der HVB Group zu den einzelnen Geschäftsfeldern ergibt sich aus nachfolgender Übersicht:

Wichtige Unternehmen der HVB Group

Geschäftsfeld Deutschland

Bayerische Hypo- und Vereinsbank AG, München Eigenkapital: TEUR 10 735 072
HVB Banque Luxembourg S. A., Luxemburg Eigenkapital: TEUR 1 004 060 Kapitalanteil: 100%
Vereins- und Westbank AG, Hamburg Eigenkapital: TEUR 970 522 Kapitalanteil: 76,5%
Activest Investmentgesellschaft mbH, München Eigenkapital: TEUR 19 757 Kapitalanteil: 100%
Bankhaus Neelmeyer AG, Bremen Eigenkapital: TEUR 40 400 Kapitalanteil: 100%
DAB Bank AG, München Eigenkapital: TEUR 117 114 Kapitalanteil: 76,3%
H. F. S. Hypo-Fondsbeteiligungen für Sachwerte GmbH, München Eigenkapital: TEUR 6528 Kapitalanteil: 100%
HVB Leasing GmbH, Hamburg Eigenkapital: TEUR 22 026 Kapitalanteil: 100%
Internationales Immobilien-Institut GmbH, München Eigenkapital: TEUR 9909 Kapitalanteil: 94%
Nordinvest Norddeutsche Investment-gesellschaft mbH, Hamburg Eigenkapital: TEUR 21 468 Kapitalanteil: 100%
Vereinsbank Victoria Bauspar Aktiengesellschaft, München Eigenkapital: TEUR 62 460 Kapitalanteil: 70%
Activest Investmentgesellschaft Luxembourg S. A., Luxemburg Eigenkapital: TEUR 10 478 Kapitalanteil: 100%
direktanlage.at AG, Salzburg Eigenkapital: TEUR 15 704 Kapitalanteil: 100%

Geschäftsfeld Österreich & Zentral- und Osteuropa

Bank Austria Creditanstalt AG, Wien Eigenkapital: TEUR 6 162 220 Kapitalanteil: 77,5%
Asset Management GmbH, Wien Eigenkapital: TEUR 7501 Kapitalanteil: 100%
Bank Austria Creditanstalt d. d. Ljubljana, Ljubljana Eigenkapital: TSIT 15 515 332 Kapitalanteil: 100%
Bank Austria Creditanstalt Leasing GmbH, Wien Eigenkapital: TEUR 273 417 Kapitalanteil: <100%
Bankprivat AG, Wien Eigenkapital: TEUR 11 764 Kapitalanteil: 100%
Bank Przemyslowo-Handlowy PBK S. A., Krakau Eigenkapital: TEUR 1 128 077 Kapitalanteil: 71%
Capital Invest die Kapitalanlage-gesellschaft der Bank Austria/Creditanstalt-Gruppe GmbH, Wien Eigenkapital: TEUR 6406 Kapitalanteil: 100%
Commercial Bank Biochim AD, Sofia Eigenkapital: TEUR 69 718 Kapitalanteil: 99,7%
HVB Bank Czech Republic a. s., Prag Eigenkapital: TEUR 378 937 Kapitalanteil: 100%
HVB Bank Hungary Rt., Budapest Eigenkapital: THUF 77 828 378 Kapitalanteil: 100%
HVB Bank Romania S. A., Bukarest Eigenkapital: TROL 1 359 466 378 Kapitalanteil: 100%
HVB Bank Slovakia S. A., Bratislava Eigenkapital: TSKK 6 360 653 Kapitalanteil: 100%
Schoellerbank Aktiengesellschaft, Wien Eigenkapital: TEUR 110 010 Kapitalanteil: <100%
Splitska Banka d. d., Split Eigenkapital: TEUR 187 027 Kapitalanteil: 99,7%

Geschäftsfeld Corporates & Markets

Bayerische Hypo- und Vereinsbank AG, München Eigenkapital: TEUR 10 735 072
Bank Austria Creditanstalt AG, Wien Eigenkapital: TEUR 6 162 220 Kapitalanteil: 77,5%
HVB Banque Luxembourg S. A., Luxemburg Eigenkapital: TEUR 1 004 060 Kapitalanteil: 100%
Vereins- und Westbank AG, Hamburg Eigenkapital: TEUR 970 522 Kapitalanteil: 76,5%
Bode Grabner Beye AG & Co. KG, Grünwald Eigenkapital: TEUR 3966 Kapitalanteil: 100%
INDEXCHANGE Investment AG, München Eigenkapital: TEUR 17 663 Kapitalanteil: 100%
HVB Risk Management Products Inc., New York Eigenkapital: TUSD 53 277 Kapitalanteil: 100%
International Moscow Bank, Moskau Eigenkapital: TUSD 196 653 Kapitalanteil: 43,4%

Erfolgsentwicklung

In die Konzern-Gewinn- und Verlustrechnung des Vorjahres war die Hypo Real Estate Group mit ihren Aufwendungen und Erträgen einbezogen. Nach der Abspaltung der Hypo Real Estate Group ist die Erfolgsanalyse der neuen HVB Group im Vorjahresvergleich durch Entkonsolidierungseffekte beeinträchtigt; sie führen zu einem niedrigeren Ausweis der Erträge und Aufwendungen. Um einen betriebswirtschaftlich sinnvollen und aussagekräftigen Vergleich zu erreichen, veröffentlichen wir in unserem Konzernabschluss eine Pro-forma-Darstellung. Hierbei wird unterstellt, dass die Hypo Real Estate Group bereits im Vorjahr nicht mehr Teil der HVB Group war. Dementsprechend sind in dieser Darstellung die Aufwendungen und Erträge der Hypo Real Estate Group des Jahres 2002 nicht mehr enthalten, Entkonsolidierungseffekte aus der Abspaltung sind also ausgeblendet.

Operative Erträge

Die gesamten operativen Erträge erhöhten sich gegenüber dem Vorjahr um 5,7% auf 10 116 Mio €. Darin enthalten sind die Veräußerungsgewinne norisbank und Bank von Ernst in Höhe von insgesamt 468 Mio €. Die erfreuliche Entwicklung der Quartalsergebnisse bestätigt den anhaltenden Aufwärtstrend der operativen Ertragskraft. Dabei erzielten wir im zweiten Halbjahr 2003 auch ohne Veräußerungsgewinne und trotz fehlender operativer Erträge der per September 2003 entkonsolidierten norisbank mit insgesamt 4,9 Mrd € einen deutlich höheren Erfolgsbeitrag als in der ersten Jahreshälfte (4,7 Mrd €).

Der Zinsüberschuss reduzierte sich im Vergleich zum Vorjahr nur leicht um 55 Mio €. Die wesentlichen Gründe hierfür waren Volumensrückgänge durch den im Rahmen des Transformationsprogramms vollzogenen Abbau der Risikoaktiva und Währungskurseffekte durch den stärkeren Euro insbesondere in Relation zum US-$ und einigen Währungen der CEE-Staaten. Diese Belastungen haben wir durch Margenverbesserungen im Aktivgeschäft nahezu ausgeglichen. Die Zinsspanne auf Basis der durchschnittlichen Risikoaktiva erhöhte sich im Vergleich zum Vorjahr um 26 Basispunkte auf 2,44%.

Besonders erfreulich entwickelte sich der Provisionsüberschuss mit einem Anstieg gegenüber dem Vorjahr um 4,6% auf 2795 Mio €, weil hierzu alle Sparten (Wertpapier- und Depot-, Außenhandels-, Kredit- und sonstiges Dienstleistungsgeschäft) beigetragen haben. Im Wertpapier- und Depotgeschäft resultierte der Anstieg neben gestiegenen Transaktionszahlen auch aus dem erfolgreichen Absatz neuer Anlageprodukte. Auch im Provisionsüberschuss liegen die Erfolgsbeiträge des zweiten Halbjahres mit 1466 Mio € deutlich über dem Ergebnis der ersten sechs Monate (1329 Mio €). Der Anteil des Provisionsüberschusses an den operativen Erträgen blieb mit 27,6% im Vergleich zum Vorjahr (27,9%) nahezu unverändert.

Das Handelsergebnis in Höhe von 820 Mio € konnte den hohen Vorjahresgewinn nochmals übertreffen. Der Anstieg resultiert aus kursbezogenen Geschäften.

In den sonstigen betrieblichen Erträgen und Aufwendungen in Höhe von 620 Mio € schlagen sich die Gewinne aus den Veräußerungen der norisbank (279 Mio €) und Bank von Ernst (189 Mio €) nieder.

Verwaltungsaufwendungen

Mit unserem Kapazitätsanpassungsprogramm konnten wir unsere Verwaltungsaufwendungen im Vorjahresvergleich nochmals um 7,6% verringern, nachdem wir bereits im Vorjahr die Kosten in der alten HVB Group um rund 8% gesenkt hatten. Zur Kostenreduktion haben auch Währungs- und Konsolidierungseffekte beigetragen. Ohne diese Effekte wäre der gesamte Verwaltungsaufwand um 4,5% zurückgegangen.

Cost-Income-Ratio



in %
73
70
67
64
70,9
72,0
63,0
01
02
03
Gemessen an den operativen Erträgen (2001 und 2002 auf Pro-forma-Basis)

Die Personalaufwendungen reduzierten sich um 3,8%, die übrigen Verwaltungsaufwendungen sanken um 13,0%. Die Cost-Income-Ratio als Quotient des Verwaltungsaufwands und der gesamten operativen Erträge haben wir im Vergleich zum Vorjahr (72,0%) auf 63,0% deutlich verbessert. Ohne die Berücksichtigung der Veräußerungsgewinne norisbank und Bank von Ernst beläuft sie sich auf 66,0%. Mit 64,7% im vierten Quartal und 63,3% im dritten Quartal (jeweils ohne Veräußerungsgewinne) liegen die besten Quartalswerte 2003 in der zweiten Jahreshälfte.

Kreditrisikovorsorge

Anders als im Vorjahr blieben wir in 2003 von negativen Überraschungen bei der Kreditrisikovorsorge verschont. Mit 2313 Mio € war sie um 29,7% niedriger als 2002. Stabile Quartalswerte zeigen, dass wir bereits zu Jahresbeginn die Kreditrisiken des Gesamtjahres 2003 richtig einschätzten.

Betriebsergebnis

Das Betriebsergebnis erreichte 1432 Mio € nach –613 Mio € im Vorjahr. Der Turnaround verstärkte sich im Jahresverlauf. Im zweiten Halbjahr haben wir ohne Sondererträge aus den Veräußerungen mit 618 Mio € um drei Viertel mehr verdient als in den ersten sechs Monaten (insgesamt 346 Mio €).

Finanzanlageergebnis, Abschreibungen auf Geschäfts- oder Firmenwerte sowie übrige Erträge und Aufwendungen

Die Positionen außerhalb des operativen Geschäfts waren geprägt von erheblichen Sonderbelastungen. Das Finanzanlageergebnis in Höhe von –1806 Mio € ist im Berichtsjahr aus Bewertungsmaßnahmen in unseren Available-for-Sale-Beständen (AfS-Beständen) entstanden. Diese Abschreibungen auf die aktuellen Marktwerte belasten das Finanzanlageergebnis mit 1989 Mio €. Demgegenüber haben wir beim Verkauf der Fünf Höfe und der Union Versicherung Veräußerungsgewinne in Höhe von 127 Mio € erzielt, so dass sich die Sondereffekte im Finanzanlageergebnis per saldo auf –1862 Mio € belaufen. Der Gewinnsaldo im Vorjahr war durch hohe Realisierungsgewinne positiv beeinflusst.

Geschäfts- oder Firmenwerte werden in unserem Abschluss nach IFRS anders als nach US-GAAP nach wie vor planmäßig abgeschrieben. Der Aufwand hierfür belief sich auf 216 Mio €. Die Sondereffekte aus außerplanmäßigen Abschreibungen belasten unsere Erfolgsrechnung mit 902 Mio € und betreffen insbesondere den Goodwill der BA-CA. Sie verringern die Abschreibungsbasis und entlasten dadurch die zukünftigen Erfolgsrechnungen.

In den übrigen Aufwendungen und Erträgen ist die Risikoabschirmung für die neue Hypo Real Estate Group mit 460 Mio € enthalten.

Ergebnis vor Steuern

Insgesamt wurde das Ergebnis vor Steuern (–2146 Mio €) durch die Bewertungsmaßnahmen und den Risikoschirm mit rund 3351 Mio € belastet und durch Sondererträge aus Veräußerungen mit 595 Mio € begünstigt. Ohne die Sondereffekte aus den Bewertungsmaßnahmen bei AfS-Finanzanlagen und Geschäfts- oder Firmenwerten, Aufwendungen aus der Risikoabschirmung und den Veräußerungsgewinnen norisbank, Bank von Ernst, Fünf Höfe und Union Versicherung haben wir ein positives Ergebnis vor Steuern in Höhe von 610 Mio € erzielt und damit unsere angestrebte Bandbreite von 300–600 Mio € (ohne Risikoabschirmung) übertroffen.

Ertragsteuern

Die Ertragsteuern erhöhten sich wegen der Auflösung von in Vorjahren gebildeten aktiven latenten Steuern auf 296 Mio €. Die tatsächlichen Steuern sind um 143 Mio € zurückgegangen und hauptsächlich auf die positiven Ergebnisse unserer ausländischen Tochtergesellschaften zurückzuführen. Der latente Steueraufwand ergibt sich aus der Umkehrung von temporären Differenzen und der Nutzung steuerlicher Verlustvorträge. Bezogen auf das um Goodwillabschreibungen und übrige Sondereffekte bereinigte Ergebnis vor Steuern in Höhe von 842 Mio € beträgt die Steuerquote 35%. Dabei ist zu berücksichtigen, dass für Verlustvorträge der deutschen Gesellschaften nach wie vor weitgehend keine aktiven latenten Steuern angesetzt wurden.

Jahresergebnis und Fremdanteile am Ergebnis

Nach Abzug der Ertragsteuern weisen wir ein Jahresergebnis in Höhe von –2442 Mio € (Vorjahr: –850 Mio €) aus. Ohne die beschriebenen Sondereffekte in Höhe von 2756 Mio € ergibt sich mit 314 Mio € ein positives Jahresergebnis.

Vom Jahresergebnis entfallen 197 Mio € auf Anteile Konzernfremder. Nach dem IPO der BA-CA im Juli halten konzernfremde Gesellschafter 22,5% der Anteile an der BA-CA. Die neuen Aktien sind mit voller Dividendenberechtigung für das gesamte Geschäftsjahr ausgestattet.

Damit stehen den konzernfremden Anteilseignern 22,5% des positiven Ergebnisses der BA-CA-Gruppe dieses Jahres zu, was zu dem Anstieg der ausgewiesenen Fremdanteile führt. Im Vorjahr hatte sich noch ein Anteil Konzernfremder am Verlust in Höhe von 41 Mio € ergeben.

Das Jahresergebnis ohne Fremdanteile beläuft sich auf -2639 Mio €. In dieser Höhe vermindert sich die Kapitalrücklage der HVB Group. Die Eigenkapitalrentabilität nach Steuern bereinigt um Goodwillabschreibungen erreicht -11,2%, zusätzlich bereinigt um Sondereffekte beträgt sie 2,6%. Dagegen ergab sich im Vorjahr ein negativer Wert von -2,8%.

Entwicklung in den einzelnen Geschäftsfeldern

In der Segmentberichterstattung führen die Bewertungsmaßnahmen bei den Finanzanlagen sowie die Risikoabschirmung für die Hypo Real Estate Group im Segment Sonstige/Konsolidierung zu einem negativen Ergebnis vor Steuern in Höhe von -2586 Mio €. Im Geschäftsfeld Österreich und CEE sowie Corporates & Markets ist der Unterschied zwischen dem Ergebnis vor Steuern und dem Betriebsergebnis im Wesentlichen auf außerplanmäßige Goodwillabschreibungen zurückzuführen. Das Ergebnis vor Steuern des Geschäftsfelds Workout Immobilien ist insbesondere durch Verlustübernahmen in Höhe von 152 Mio € belastet.

Segmentergebnisse:

in Mio €	Betriebsergebnis 2003	Ergebnis vor Steuern 2003
Deutschland	278	224
Österreich und CEE	453	- 212
Corporates & Markets	1049	666
Workout Immobilien	- 86	- 238
Sonstige/Konsolidierung	- 262	- 2586
HVB Group	**1432**	**-2146**

Entwicklung im Geschäftsfeld Deutschland

Im Geschäftsfeld Deutschland stiegen die operativen Erträge gegenüber dem Vorjahr um rund 12%, im Wesentlichen bedingt durch die Veräußerungsgewinne norisbank und Bank von Ernst. Auch ohne diesen Effekt liegen die operativen Erträge, trotz der im vierten Quartal fehlenden Erträge der entkonsolidierten norisbank, um rund 1% über dem Vorjahr. Hierzu beigetragen hat die erfreuliche Entwicklung des Provisionsüberschusses mit einer Steigerung von +4% gegenüber dem Vorjahr. Ausschlaggebend hierfür waren vor allem das höhere Transaktionsvolumen im Wertpapiergeschäft sowie der Vertrieb attraktiver Anlageprodukte. Der Zinsüberschuss blieb trotz des rückläufigen Kreditvolumens insbesondere durch die verbesserte Margensituation im Kundenkreditgeschäft nahezu stabil.

Geschäftsfeld Deutschland

Gewinn- und Verlustrechnung nach Ressorts

in Mio €	Privatkundengeschäft	Firmenkunden und freie Berufe	Kommerzielle Immobilienfinanzierung	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
2003	2587	1575	515	-1	4676
2002	2156	1516	527	-27	4172
Kreditrisikovorsorge					
2003	312	640	503	—	1455
2002	426	870	557	—	1853
Verwaltungsaufwand					
2003	1906	806	232	-1	2943
2002	2253	772	259	-18	3266
Betriebsergebnis					
2003	369	129	-220	—	278
2002	-523	-126	-289	-9	-947
Cost-Income-Ratio					
2003	73,7%	51,2%	45,0%	—	62,9%
2002	104,5%	50,9%	49,1%	—	78,3%

Die durch unsere Maßnahmen zur Kapazitätsanpassung um 10% reduzierten Verwaltungsaufwendungen führten zu einer deutlich verbesserten Cost-Income-Ratio von 62,9% bzw. 69,9% ohne Veräußerungsgewinne (Vorjahr 78,3%). Trotz des schwierigen Marktumfelds haben wir das Kreditportfolio weiter optimiert und dabei die Kreditrisikovorsorge um 21% stark verringert. Dies führt gemeinsam mit der verbesserten Profitabilität zu einem positiven Betriebsergebnis.

Das positive Betriebsergebnis des Ressorts Privatkundengeschäft (inklusive Asset-Management- und Private-Banking-Aktivitäten) ist geprägt durch die Veräußerungsgewinne norisbank und Bank von Ernst. Auch ohne diesen Effekt verbesserte sich die Cost-Income-Ratio deutlich auf 89,9% infolge der um 15% reduzierten Verwaltungsaufwendungen bei stabilen operativen Erträgen. Darüber hinaus führte die um 27% gesunkene Kreditrisikovorsorge zu einem deutlich verbesserten Betriebsergebnis.

Im Ressort Firmenkunden und freie Berufe konnten wir die operativen Erträge um 4% steigern. Der Zinsüberschuss blieb trotz realisiertem Volumensabbau im Aktivgeschäft durch steigende Margen, speziell im kurzfristigen Bereich, stabil. Bei der Kreditvergabe sind wir weiterhin selektiv vorgegangen. Durch die deutlich verringerte Kreditrisikovorsorge verzeichneten wir beim Betriebsergebnis eine Trendumkehr gegenüber dem Vorjahr.

Bei der nach Abspaltung der Hypo Real Estate Group verbliebenen kommerziellen Immobilienfinanzierung haben wir in einem weiterhin schwierigen Marktumfeld den negativen Ergebnisbeitrag des operativen Geschäfts deutlich verringert.

Entwicklung im Geschäftsfeld Österreich und CEE
Das Geschäftsfeld Österreich und CEE konnte im Berichtsjahr an die erfreuliche Geschäftsentwicklung des Vorjahres anknüpfen und das Betriebsergebnis um ein Viertel steigern. Die operativen Erträge erhöhten sich um 3%, wobei die erfreuliche Zunahme des Handelsergebnisses und der gestiegene Provisionsüberschuss den Rückgang des Zinsüberschusses mehr als kompensieren konnten. Trotz leicht gestiegener Verwaltungsaufwendungen blieb die Cost-Income-Ratio stabil. Die Kreditrisikovorsorge reduzierte sich um 10%. Diese Entwicklungen führten zu einer Steigerung des Betriebsergebnisses um 24%.

Im Ressort Privatkunden des Geschäftsfelds Österreich und CEE ist die leichte Erhöhung der operativen Erträge vor allem auf positive Entwicklungen im Provisionsüberschuss und bei sonstigen betrieblichen Erträgen zurückzuführen. Dagegen ging der Zinsüberschuss infolge des anhaltenden Margendrucks auf der Passivseite leicht zurück. Bei verminderten Verwaltungsaufwendungen verbesserte sich die Cost-Income-Ratio um rund 3%-Punkte. Trotzdem ermäßigte sich das Betriebsergebnis durch die vor allem bei den Geschäftskunden gestiegene Kreditrisikovorsorge.

Financial Review

Geschäftsfeld Österreich & Zentral- und Osteuropa

Gewinn- und Verlustrechnung nach Ressorts

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Zentral- und Osteuropa	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge					
2003	1 271	985	943	—	3 199
2002	1 261	919	920	-1	3 099
Kreditrisikovorsorge					
2003	139	232	90	—	461
2002	97	264	150	—	511
Verwaltungsaufwand					
2003	1 019	576	690	—	2 285
2002	1 041	495	686	—	2 222
Betriebsergebnis					
2003	113	177	163	—	453
2002	123	160	84	-1	366
Cost-Income-Ratio					
2003	80,2%	58,5%	73,2%	—	71,4%
2002	82,6%	53,9%	74,6%	—	71,7%

Im Firmenkundengeschäft in Österreich konnten wir unsere führende Marktstellung nutzen und das Betriebsergebnis trotz des schwierigen wirtschaftlichen Umfelds auf 177 Mio € (Vorjahr 160 Mio €) weiter ausbauen. Die Steigerung der operativen Erträge um 7% ist im Wesentlichen auf den durch marktgerechte, risikoadjustierte Preispolitik um 8% erhöhten Zinsüberschuss zurückzuführen. Bei höheren Verwaltungsaufwendungen erzielten wir auf Grund der reduzierten Kreditrisikovorsorge ein um 11% verbessertes Betriebsergebnis.

In Zentral- und Osteuropa (CEE) haben wir mit unserer Präsenz in 16 Ländern durch selektive Akquisitionen, gepaart mit organischem Wachstum, unsere Position als führende Netzwerkbank der Region weiter gefestigt. In diesem Ressort sehen wir eine erfreuliche Ergebnisentwicklung mit einer Verdoppelung des Betriebsergebnisses auf 163 Mio €. Die leichte Verbesserung der Cost-Income-Ratio ist bei höheren Verwaltungsaufwendungen auf gestiegene operative Erträge zurückzuführen. Die Kreditrisikovorsorge ging weiter erfreulich zurück.

Die Bank Austria Creditanstalt-Gruppe (BA-CA-Gruppe) hat insgesamt, also einschließlich der Ergebnisse aus Corporates & Markets und dem Segment Sonstige/Konsolidierung sowie nach Berücksichtigung konzernspezifischer Positionen wie Abschreibungen und Refinanzierungsaufwand des Goodwills bereinigt um Sondereffekte, 390 Mio € zum Ergebnis vor Steuern der neuen HVB Group beigetragen. In der Systematik der Segmentberichterstattung der HVB Group werden den Geschäftsfeldern sämtliche Aufwendungen und Erträge verursachungsgerecht zugeordnet, unabhängig davon, ob sie bei einer Konzerngesellschaft direkt anfallen oder auf Konzernebene zu berücksichtigen sind, wie dies bei den genannten konzernspezifischen Positionen der Fall ist. Daraus ergibt sich zwangsläufig, dass der Ergebnisbeitrag der BA-CA-Gruppe und aller anderen Konzerngesellschaften, bei denen konzernspezifische Positionen zu berücksichtigen sind, aus Konzernsicht nicht mit ihrem originären Ergebnis übereinstimmt. Die BA-CA-Gruppe veröffentlicht in ihrem Konzernabschluss ein originäres Ergebnis vor Steuern in Höhe von 648 Mio €.

Entwicklung im Geschäftsfeld Corporates & Markets
Das Geschäftsfeld Corporates & Markets entwickelte sich im Berichtsjahr erfreulich und erzielte mit 1049 Mio € den höchsten Ergebnisbeitrag innerhalb der HVB Group. Bei weitgehend konstanten operativen Erträgen verbesserte sich die Cost-Income-Ratio durch den spürbaren Rückgang der Verwaltungsaufwendungen auf 44,1%. Insbesondere die um 64% reduzierte Kreditrisikovorsorge führte dazu, dass das Betriebsergebnis gegenüber dem Vorjahreswert verdreifacht werden konnte.

Im Ressort Equity-Markets erhöhten sich die operativen Erträge vor allem durch die deutliche Verbesserung des Handelsergebnisses. Bei gleichzeitigem Rückgang der Verwaltungsaufwendungen erreichte das Ressort ein positives Betriebsergebnis von 68 Mio €.

Geschäftsfeld Corporates & Markets

Gewinn- und Verlustrechnung nach Ressorts

in Mio €	Equity Markets	Debt Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge					
2003	243	1 091	1 141	– 10	2 465
2002	198	1 050	1 336	– 64	2 520
Kreditrisikovorsorge					
2003	—	—	330	—	330
2002	—	5	914	—	919
Verwaltungsaufwand					
2003	175	501	420	– 10	1 086
2002	248	631	506	– 66	1 319
Betriebsergebnis					
2003	68	590	391	—	1 049
2002	– 50	414	– 84	2	282
Cost-Income-Ratio					
2003	72,0%	45,9%	36,8%	—	44,1%
2002	125,3%	60,1%	37,9%	—	52,3%

Das Ressort Debt Markets weist für das Gesamtjahr im Betriebsergebnis eine deutliche Steigerung um 43% auf 590 Mio € aus. Zum einen ist dies auf eine konsequente Rückführung der Verwaltungsaufwendungen um 21% zurückzuführen. Dies resultiert vor allem aus der Restrukturierung der asiatischen und amerikanischen Aktivitäten. Zum anderen legten die operativen Erträge um 4% zu. Damit verbesserte sich die Cost-Income-Ratio auf 45,9% (2002: 60,1%).

Das Ressort Corporates hat im Berichtsjahr im Rahmen des Transformationsprozesses Risikoaktiva mit einem Volumen von 19,0 Mrd € zur Reduzierung der Kernkapitalbindung abgebaut. Dadurch ermäßigten sich die operativen Erträge um 15%. Insgesamt konnte mit 391 Mio € im Geschäftsjahr 2003 ein positives Betriebsergebnis erzielt werden. Dies ist in erster Linie auf die um 64% rückläufige Kreditrisikovorsorge zurückzuführen. Ein konsequent durchgeführtes Risikomanagement war hierfür die Basis. Die Verwaltungsaufwendungen sanken um 17% in 2003 und führten zu einer leicht verbesserten Cost-Income-Ratio.

Vermögens- und Finanzlage

Bilanz- und Kreditvolumen

Wie die Erfolgsrechnung ist auch die Bilanz der HVB Group durch Entkonsolidierungseffekte auf Grund der Abspaltung der Hypo Real Estate Group gekennzeichnet:

Durch die Abspaltung der Hypo Real Estate Group verminderte sich das bilanzielle Eigenkapital vor Berücksichtigung der Bewertungsänderungen von Finanzinstrumenten um rund 4,0 Mrd €. Dabei überstieg der bilanzielle Wert der abgespaltenen Aktiva (ohne Berücksichtigung der Bewertungsänderungen von Finanzinstrumenten) den Wert der abgespaltenen Passiva um 3,7 Mrd €; außerdem wirkten sich Entkonsolidierungseffekte in Höhe von 0,3 Mrd € aus.

Im Folgenden beschränken wir uns auf eine Analyse der Volumensentwicklung ohne diese Entkonsolidierungseffekte und verwenden deshalb als Vorjahresvergleichszahlen ausschließlich die Zahlen der Pro-forma-Bilanz zum 31. Dezember 2002.

Die Bilanzsumme der neuen HVB Group belief sich zum 31. Dezember 2003 auf 479,5 Mrd €, das sind 10,5% weniger als zum Vorjahresende. Der Rückgang resultiert im Wesentlichen aus niedrigeren Forderungen an Kunden und verminderten Beständen bei den Finanzanlagen.

Das Kreditvolumen (Kredite an Kreditinstitute und Kunden einschließlich Eventualverbindlichkeiten) haben wir im Rahmen des Risikoaktiva-Abbauprogramms um 10,0% auf 338,3 Mrd € reduziert.

Die Finanzanlagen enthalten 9,1 Mrd € (– 21,5%) festverzinsliche Wertpapiere, die bis zu ihrer Endfälligkeit gehalten werden sollten (HtM-Finanzanlagen), 42,7 Mrd € (– 19,7%) Wertpapiere und andere Finanzinstrumente, die zur Veräußerung verfügbar sind (AfS-Finanzanlagen), 0,8 Mrd € (+ 45,3%) Anteile an at-Equity bewerteten Unternehmen sowie 0,4 Mrd € (– 12,0%) Grundstücke und Gebäude, die als Finanzanlagen gehalten werden. Die Bewertungsmaßnahmen zum Jahresende betreffen vor allem die AfS-Finanzanlagen.

Die immateriellen Vermögenswerte sind insbesondere wegen der planmäßigen und außerplanmäßigen Goodwillabschreibungen auf 2,7 Mrd € gesunken.

Auf der Passivseite verminderten sich vor allem die Verbindlichkeiten gegenüber Kreditinstituten um – 23,5 Mrd € (– 17,2%) und die verbrieften Verbindlichkeiten um – 24,8 Mrd € (– 16,8%).

Per 31. Dezember 2003 wurde von der HVB AG ein Planvermögen in Form eines so genannten CTA (Contractual Trust Arrangement) eingerichtet und an einen rechtlich unabhängigen Treuhänder übertragen. Durch Saldierung der übertragenen Vermögenswerte mit Pensionsrückstellungen reduzierten sich die Pensionsrückstellungen der HVB Group um 1,6 Mrd €.

Die Zunahme der Anteile in Fremdbesitz ist durch den IPO der BA-CA mit 1,0 Mrd € und durch die Beteiligung eines konzernexternen Investors an der HVB Global Assets Company L.P. mit 0,7 Mrd € bedingt.

Das bilanzielle Eigenkapital vor Berücksichtigung von Bewertungsänderungen von Finanzinstrumenten wurde durch die Abspaltung der Hypo Real Estate Group und durch die Deckung des Jahresfehlbetrages um 20,3% auf 10,9 Mrd € gemindert.

Durch die Abspaltung ergab sich eine Minderung der Rücklagen um rund 4,0 Mrd €, die mit 2,9 Mrd € die Gewinnrücklagen und mit 1,1 Mrd € die Kapitalrücklagen betraf. Die Gewinnrücklagen wurden auf Grund der Abspaltung komplett aufgezehrt, während sich die Kapitalrücklage zusätzlich durch die Abdeckung des Jahresfehlbetrags in Höhe von 2,6 Mrd € auf 9,3 Mrd € reduzierte.

Bedingt durch die Abschreibungen auf unsere AfS-Bestände ergab sich ein gegenläufiger Effekt in der AfS-Rücklage, in der insbesondere die Unterschiede zwischen den beizulegenden Zeitwerten und den Buchwerten unserer Aktienbestände, soweit sie nicht zu den Handelsaktiva zählen, enthalten sind. Die AfS-Rücklage verbesserte sich gegenüber den Pro-forma-Werten des Vorjahres von – 1,5 Mrd € um 1,8 Mrd € auf 0,3 Mrd €.

Die Bewertungsmaßnahmen bei den AfS-Finanzanlagen wirkten sich im Berichtsjahr, soweit ihre Marktwerte bereits im Vorjahr unter den Buchwerten lagen, nicht auf das gesamte bilanzielle Eigenkapital aus, da der reduzierten Kapitalrücklage eine entsprechend höhere AfS-Rücklage gegenübersteht.

Die Fair-Value-Änderungen von Sicherungsderivaten effizienter Cashflow-Hedges weisen wir in der Hedge-Rücklage aus. Den Wertänderungen dieser Derivate stehen aus den Hedge-Beziehungen künftige kompensierende Effekte gegenüber, die bilanziell noch nicht erfasst werden dürfen; deshalb hat die Hedge-Rücklage isoliert keine ökonomische Aussagekraft. Insbesondere liegt kein Eigenkapitalverzehr vor, da den negativen Wertänderungen der Derivate in den Bilanzpositionen angewachsene stille Reserven gegenüberstehen. Bei der Ermittlung der Eigenkapitalrentabilität bleiben die AfS-Rücklage und die Hedge-Rücklage unberücksichtigt.

Risikoaktiva und Kapitalquoten

Durch die Abspaltung der Hypo Real Estate Group reduzierten wir die Risikoaktiva um circa 55 Mrd €. Demgegenüber hat sich durch die Eigenkapitalausstattung und die Entkonsolidierung der Hypo Real Estate Group das Kernkapital um rund 4,2 Mrd € gemindert.

Bei den folgenden Darstellungen der Risikoaktiva und Kapitalquoten vergleichen wir die Zahlen per 31. Dezember 2003 wiederum ausschließlich mit den Pro-forma-Zahlen per 31. Dezember 2002.

Die Risikoaktiva (BIZ) haben wir durch unser Risikoaktiva-Abbauprogramm im Berichtsjahr um 15,3% auf 241,8 Mrd € abgebaut. Diese Reduzierung erreichten wir durch organischen Abbau (24 Mrd €), Securitization und Verkauf des US-Real-Estate-Portfolios (12 Mrd €) und durch Entkonsolidierungseffekte (3 Mrd €). Daneben wirkten sich auch Währungseffekte durch den Anstieg des Euro gegenüber dem US-$ und etlichen Währungen der CEE-Staaten sowie die Abschreibungen auf unsere AfS-Finanzanlagen aus.

Die Marktrisikopositionen reduzierten sich auf 1,7 Mrd € (2002: 2,3 Mrd €).

Im Berichtsjahr verringerte sich das Kernkapital nach festgestellten Jahresabschlüssen um 1,6% auf 14,4 Mrd €. Ohne die Sondereffekte aus der Bewertung der Finanzanlagen hätte sich das Kernkapital um 14,3% auf 16,7 Mrd € verbessert.

Die Eigenmittel, die neben dem haftenden Eigenkapital (24,4 Mrd €) auch die so genannten Drittrangmittel (1,2 Mrd €) einschließen, gingen um 1,4% auf 25,6 Mrd € zurück.

Die Kernkapitalquote nach BIZ hätte sich ohne Impairment auf 6,8% nach 5,1% im Vorjahr belaufen. Bedingt durch die Bewertungsmaßnahmen liegt sie per 31. Dezember 2003 bei 5,9%.

Die Eigenmittelquote nach BIZ stieg von 8,2% auf 9,7%. Ohne Impairment hätte sie 10,8% betragen.

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindestens 1,0 beträgt. In der HVB AG belief sich der Wert in 2003 durchschnittlich auf 1,2 (2002: 1,2).

Bilanz


in Mrd €
800
600
400
200
01
02
03
Bilanzsumme
Risikoaktiva nach BIZ

Vorgänge nach dem 31. Dezember 2003

Nachdem wir die Entscheidung getroffen hatten, unsere wesentlichen Aktienpositionen schneller als bisher vorgesehen abzubauen und die Bestände deshalb im Abschluss 2003 auf die aktuellen Marktwerte abgeschrieben haben, sind bis dato bereits wesentliche Anteilsveräußerungen vollzogen. So haben wir bis Ende Februar 2004 unser 3,2%-Paket an der Allianz AG vollständig verkauft und unseren Anteil an der Münchener Rückversicherungs-Gesellschaft AG von 13,2% auf unter 10% reduziert. Auf Grund der zeitnahen Bewertung zum Jahresende 2003 sind aus den Veräußerungen keine nennenswerten Auswirkungen auf die Erfolgsrechnung 2004 entstanden.

Um für ein profitables Wachstum der HVB Group in den nächsten Jahren ein solides finanzielles Fundament zu legen, haben wir im Februar 2004 eine Kapitalerhöhung mit Bezugsrecht im Umfang von mindestens 3 Mrd € angekündigt. Der endgültige Bezugspreis für die neuen Aktien soll voraussichtlich am 22. März 2004 bekannt gegeben werden; die Bezugsfrist ist für den Zeitraum vom 23. März bis 5. April 2004 vorgesehen. Mit dem Liquiditätszufluss Anfang April 2004 verbessern wir unsere Kernkapitalquote im Konzern c.p. auf über 7%.

Für die Integration der Vereins- und Westbank Aktiengesellschaft in die HVB AG entwickeln wir gemeinsam seit Beginn des Jahres ein Grobkonzept. Unser Anteil an der Vereins- und Westbank AG ist Ende Januar 2004 auf rund 92% gestiegen. Die rechtliche Integration wollen wir in der zweiten Hälfte dieses Jahres abschließen.

Im vergangenen Jahr hatten wir die beiden Privatbanken Bankhaus Gebrüder Bethmann und Bankhaus Maffei & Co. KGaA zum Bankhaus BethmannMaffei OHG verschmolzen und unsere Anteile anschließend veräußert. Die Transaktion wurde nach den erforderlichen Zustimmungen der Aufsichtsbehörden im Januar 2004 abgeschlossen. Das Bankhaus BethmannMaffei OHG hatte zum 31. Dezember 2003 eine Bilanzsumme von 742 Mio € und 212 Mitarbeiter. Das Jahresergebnis 2003 belief sich auf 1 Mio €.

Im Februar 2004 haben wir unseren Anteil von 61,7% an der Brau und Brunnnen AG veräußert und damit einen weiteren Schritt beim Abbau von nicht strategischen Industriebeteiligungen vollzogen. Die Transaktion steht noch unter dem Vorbehalt der Zustimmung der Kartellbehörden. Ebenfalls im Februar 2004 hat die BA-CA rund 9,6 Millionen Aktien der Wienerberger AG zum Stückpreis von 24,5 € verkauft.

Die österreichischen Regierungsparteien planen eine Reduktion der Körperschaftsteuer von 34% auf 25%. Diese soll im Juli 2004 Gesetz werden und ab 1. Januar 2005 gelten. Die voraussichtliche Steuersatzänderung ab 2005 würde bei Gleichbleiben aller übrigen Parameter eine Kürzung der aktiven Steuerabgrenzung auf noch nicht genutzte Verlustvorträge der BA-CA-Gruppe um 91 Mio € nach sich ziehen. Allerdings ist in den nächsten Jahren der Verbrauch durch künftige steuerliche Gewinne neu zu bewerten.

Ausblick

Der Lagebericht sowie der Bericht im Übrigen enthalten die Zukunft betreffende Aussagen, Erwartungen und Prognosen. Diese zukunftsbezogenen Aussagen beruhen auf Planungen und Schätzungen auf der Basis aller uns derzeit zur Verfügung stehenden Informationen. Wir übernehmen keine Verpflichtung, diese Aussagen angesichts neuer Informationen oder künftiger Ereignisse zu aktualisieren. Die zukunftsbezogenen Aussagen können mit bekannten oder unbekannten Risiken und Ungewissheiten verbunden sein und die tatsächlichen Ergebnisse und Entwicklungen deshalb wesentlich von den zurzeit erwarteten abweichen. Derartige Abweichungen können insbesondere aus Veränderungen der allgemeinen wirtschaftlichen Lage und der Wettbewerbssituation, der Entwicklung der internationalen Kapitalmärkte, dem möglichen Ausfall von Kreditnehmern oder Kontrahenten von Handelsgeschäften, der Umsetzung von Restrukturierungsmaßnahmen, nationalen und internationalen Gesetzesänderungen, vor allem hinsichtlich steuerlicher Regelungen, der Zuverlässigkeit unserer Verfahren und Methoden zum Risikomanagement sowie aus anderen, zum Teil im Risikobericht detaillierter dargestellten Risiken resultieren.

Bei unseren Planungen haben wir die folgenden makroökonomischen und branchenbezogenen Rahmenbedingungen zu Grunde gelegt:

Die konjunkturelle Belebung der Weltwirtschaft wird sich fortsetzen. Die anhaltenden strukturellen Defizite verhindern aber eine stärkere Aufwärtsbewegung. Das Wachstum in den USA wird von weiteren fiskalischen Stimuli profitieren. Die weiterhin prosperierenden Regionen Emerging Asia sowie Zentral- und Osteuropa werden globale Wachstumslokomotiven bleiben.

Mit einem Anstieg des Bruttoinlandsprodukts (BIP) von 1,6% dürfte Euroland auch in diesem Jahr zu den Regionen zählen, die im internationalen Vergleich am schwächsten wachsen. In Deutschland wird die Dynamik im Gesamtjahr 2004 voraussichtlich 1,2% erreichen. Zwar unterstützen die trotz der Euro-Aufwertung noch robusten Ausfuhren sowie Steuersenkungen die zyklische Aufwärtsbewegung, jedoch dürften die zum Jahresbeginn ebenfalls umgesetzten Strukturreformen im Gesundheitswesen und am Arbeitsmarkt sowie die Maßnahmen zur Gegenfinanzierung der Steuerreform Investoren und private Haushalte verunsichern und so das Wachstumstempo drücken.

In Österreich wird die Konjunktur 2004 deutlich an Dynamik zulegen und ein Wirtschaftswachstum von 2,1% ermöglichen.

Die Länder Mittel- und Osteuropas werden voraussichtlich vom günstigeren internationalen Umfeld ebenfalls profitieren. Das BIP wird sich in dieser Region um durchschnittlich 4% gegenüber dem Vorjahr erhöhen, gestützt durch den Aufwind bei Exporten und Investitionen.

Die Europäische Zentralbank wird die Leitzinsen vermutlich nur sehr vorsichtig und frühestens zum Jahresende anheben. Die Langfristzinsen werden auf vergleichsweise niedrigen Niveaus bleiben.

Am europäischen Aktienmarkt ist für 2004 eine Fortsetzung der Kurserholung zu erwarten. Die in den letzten Jahren ergriffenen Restrukturierungsmaßnahmen und eine wieder ansteigende Auslastung der Kapazitäten ermöglichen es den Unternehmen, auch in einem Umfeld schwachen BIP-Wachstums ihre Profitabilität zu verbessern. Für 2004 und 2005 ist daher eine durchschnittliche Gewinnsteigerung von über 10% realistisch. Zwar ist es nach dem Kursanstieg der letzten Monate durchaus wahrscheinlich, dass es im Jahresverlauf zu einer zwischenzeitlichen Seitwärtsbewegung kommt. Die anhaltend günstigen Rahmenbedingungen (steigende Unternehmensgewinne, niedrige Zinsen, moderate Bewertung, gutes Liquiditätsumfeld) sprechen jedoch mittelfristig für eine Fortsetzung der Aufwärtsbewegung.

Die Devisenmärkte sind weiterhin von Ungleichgewichten geprägt, das lässt anhaltend hohe Volatilitäten erwarten. Die Aufwertung des Euro ist noch nicht abgeschlossen. Sie dürfte aber zwischenzeitlich von Phasen einer Euro-Abschwächung unterbrochen werden.

Für das europäische Bankgeschäft ist in 2004 damit insgesamt noch nicht von starkem konjunkturellen Rückenwind auszugehen. Nach drei Jahren Stagnation und angesichts der nur verhaltenen Wachstumsbelebung dürfte es auch bei den Unternehmensinsolvenzen noch keine Entwarnung geben.

Vor dem Hintergrund dieser Rahmenbedingungen haben wir uns für 2004 erneut ambitionierte Ziele in Bezug auf die deutliche Stärkung der Kapitalbasis und die Verbesserung unserer operativen Ertragskraft gesetzt. Mit der angekündigten Kapitalerhöhung im Umfang von mindestens 3 Mrd € wollen wir unsere Kernkapitalquote im Konzern auf über 7% verbessern und damit nach den umfangreichen Bewertungsmaßnahmen im Jahresabschluss 2003 ein wesentlich solideres finanzielles Fundament für die weitere Entwicklung der HVB Group schaffen. Darüber hinaus soll die Kernkapitalquote bis zum Jahresende bei weitgehend stabilen Risikoaktiva durch Thesaurierungen im Konzern weiter steigen.

Volumen und BIZ-Kernkapitalquote	**2004 e**	**2003**
Risikoaktiva (in Mrd €)	≤ 250	242
BIZ-Kernkapitalquote (in %)	ca. 7	5,9

Nach Abschluss des Transformationsprogramms 2003 streben wir in der HVB Group im laufenden Jahr eine nachhaltige Verbesserung unserer Ertragskraft durch einen spürbaren Anstieg der operativen Erträge bei gleichzeitig moderaten Kostenerhöhungen und deutlichem Rückgang der Kreditrisikovorsorge an. Zur besseren Vergleichbarkeit haben wir in diesem Ausblick die Vorjahreswerte sowohl um die Sondereffekte aus Veräußerungen sowie um die laufenden Erträge und Aufwendungen der in 2004 nicht mehr enthaltenen entkonsolidierten Gesellschaften norisbank, Bank von Ernst und Bankhaus BethmannMaffei als auch um die Effekte aus dem CTA bereinigt.

Der Zinsüberschuss wird in etwa wieder das bereinigte Vorjahresniveau erreichen, obwohl er nach dem kräftigen Abbau der Risikoaktiva in 2003 deutlich belastet ist. Diesen Volumenseffekt können wir aber durch die Investition frei werdender Mittel nach den Veräußerungen von Teilen unseres Anteilsbesitzes in höherverzinsliche Anlagen, durch die Zinserträge aus dem erhöhten Kapital und durch das weitere Ansteigen der Margen auf Grund einer stringenten risikoadjustierten Bepreisung unseres Aktivgeschäftes kompensieren. Im Provisionsüberschuss wie auch im Handelsergebnis hatten wir bereits in 2003 eine gute Basis für weiteres Ertragswachstum gelegt, beide Ertragskomponenten wurden durch das Transformationsprogramm 2003 kaum beeinflusst. Im Provisionsüberschuss erwarten wir durch ein günstigeres Umfeld an den internationalen Kapitalmärkten einen deutlichen Anstieg vor allem im Wertpapier- und Depotgeschäft, aber auch signifikante Zuwächse in den anderen Sparten auf Grund der leicht verbesserten makroökonomischen Rahmenbedingungen im In- und Ausland. In unserem Handelsgeschäft legen wir den Fokus noch stärker als bisher auf neue, strukturierte Produkte, die zu einem kräftigen Anstieg des Ergebnisses beitragen sollen.

Die Verwaltungsaufwendungen sollen in 2004 stabil bleiben. Dabei werden wir Tariferhöhungen im Personalaufwand durch Kostensenkungsmaßnahmen auffangen. Hierdurch sind bei der erwarteten Steigerung der operativen Erträge positive Effekte sowohl auf die Cost-Income-Ratio als auch auf das Ergebnis zu erwarten. Darüber hinaus wirkt sich eine deutlich geringere Kreditrisikovorsorge auf Grund der konjunkturellen Verbesserungen ergebnissteigernd aus.

Insgesamt wird sich das Betriebsergebnis (2003 vergleichbar gerechnet rund 900 Mio €) nach unseren Planungen für 2004 kräftig verbessern. In den Positionen unterhalb des Betriebsergebnisses entfällt neben den Sondereffekten aus den Bewertungsmaßnahmen bei Finanzanlagen und Geschäfts- oder Firmenwerten vor allem die hohe Belastung aus der Risikoabschirmung für die Hypo Real Estate Group, die in 2004 nur noch mit 130 Mio € zu berücksichtigen ist. Darüber hinaus reduzieren sich die planmäßigen Abschreibungen auf Geschäfts- oder Firmenwerte nach den hohen außerplanmäßigen Abschreibungen in 2003 um jährlich rund 50 Mio €.

Unsere Erwartungen lassen sich zusammenfassend anhand der Planungsbandbreiten mit dem Vorjahr wie folgt vergleichen (dabei haben wir zur besseren Vergleichbarkeit in 2003 sowohl die Sondereffekte aus Veräußerungen sowie die laufenden Erträge und Aufwendungen der in 2004 nicht mehr enthaltenen entkonsolidierten Gesellschaften norisbank, Bank von Ernst und Bankhaus BethmannMaffei als auch die Effekte aus dem CTA eliminiert):

Erfolgspositionen	**2004 e**	**2003**
Gesamte operative Erträge (in Mio €)	9600–10000	9256
Verwaltungsaufwendungen (in Mio €)	6100–6300	6091
Kreditrisikovorsorge (in Mio €)	1900–2100	2269
Betriebsergebnis (in Mio €)	1400–1700	896
Cost-Income-Ratio (in %)	63–65	65,8

In unserer Geschäftsfeldrechnung erwarten wir für alle drei Geschäftsfelder Deutschland, Österreich und CEE sowie Corporates & Markets deutliche Ergebnissteigerungen in 2004. Im Geschäftsfeld Deutschland wollen wir die operativen Erträge nach der Veräußerung der norisbank, der Bank von Ernst und des Bankhauses BethmannMaffei vergleichbar gerechnet spürbar steigern. Bei stabilen Verwaltungsaufwendungen und deutlich rückläufiger Kreditrisikovorsorge planen wir für das Geschäftsfeld Deutschland mit einem verbesserten Ergebnis vor Steuern. Auch in Österreich und CEE soll das Ergebnis vor Steuern durch gestiegene operative Erträge bei stabilen Verwaltungsaufwendungen und einer reduzierten Kreditrisikovorsorge kräftig steigen. In Corporates & Markets erwarten wir ebenfalls steigende operative Erträge, die bei sinkenden Kosten und niedrigerer Kreditrisikovorsorge einen Anstieg des Ergebnisses vor Steuern bewirken.

Für das Jahr 2005 planen wir mit einer Fortsetzung des Trends steigender operativer Erträge und reduzierter Kreditrisikovorsorge im Vergleich zum Plan 2004. Trotz leicht erhöhter Verwaltungsaufwendungen soll das Betriebsergebnis deutlich ansteigen. In den Positionen unterhalb des Betriebsergebnisses entfällt die Risikoabschirmung für die Hypo Real Estate Group, die in 2004 noch mit 130 Mio € enthalten ist.

Konzernweite Risikoüberwachung und -steuerung

Das Controlling und Geschäftsfeld übergreifende Management von Risiken ist in der HVB Group unter dem Verantwortungsbereich des Chief Risk Officers zusammengefasst. Hier werden sämtliche Kernfunktionen der Identifikation, Analyse und Bewertung sowie der laufenden Begleitung, Bearbeitung, Überwachung und Steuerung von Risiken wahrgenommen. Diese Funktionen sind wiederum im Rahmen unseres wertorientierten Gesamtbanksteuerungskonzeptes eng mit unseren allgemeinen Planungs-, Steuerungs- und Kontrollprozessen verzahnt.

Chief Risk Officer-Organisation

Im Rahmen der durch die Mindestanforderungen an das Kreditgeschäft (MaK) erforderlichen durchgängigen Trennung der Vertriebs- und Kreditorganisation (»Markt« und »Marktfolge«) wurden im Berichtsjahr auch die bis dato in den Geschäftsfeldern anhängigen regionalen Krediteinheiten sowie der Bereich Sanierung und Workout in den Verantwortungsbereich des Chief Risk Officers integriert.

Im Rahmen einer Neustrukturierung der Ausschüsse des Aufsichtsrats der Bank ist mit Wirkung zum 1. August 2003 ein neuer Risikoausschuss eingerichtet worden. Über diesen Ausschuss, der zu mindestens vier Sitzungen im Jahr zusammenkommt, wird der Aufsichtsrat zeitnah und umfassend vom Vorstand über die jeweilige Risikolage – insbesondere bei den Markt-, Kredit- und Länderrisiken – und das Risikomanagement informiert. Damit wird der großen Bedeutung, welche die Früherkennung und Beherrschung von Risiken durch unsere Bank auch für die Überwachungs- und Beratungstätigkeit des Aufsichtsrats hat, Rechnung getragen.

Group Credit Risk Management

Der Group Credit Risk Manager ist für die Kreditrisikosteuerung der HVB Group verantwortlich und hat die fachliche Führung der gesamten Kreditorganisation inne. Die Kreditportfoliooptimierung, etwa über Kapitalmarktaktivitäten oder Pricing, gehört ebenso zu seinem Aufgabengebiet wie die Themenbereiche Kreditpolitik und -prozesse, für die er konzernweit Standards setzt. Daneben wirkt er bei der Entwicklung und Implementierung von Kreditrisikomessmethoden mit. Der Group Credit Risk Manager ist sowohl für die regionalen Krediteinheiten als auch für die zentrale Organisation der Senior Risk Manager, die er als Linienvorgesetzter führt, verantwortlich.

Neben der Kreditentscheidung bzw. deren Vorbereitung ab einer bestimmten Kreditgrößenordnung tragen die Senior Risk Manager die Risikoverantwortung für die ihnen zugeordneten Portfolien und erarbeiten Portfoliostrategien für Branchen, Produkte und Länder. Ihr spezifisches Fachwissen stellt eine hohe Qualität in der Kreditentscheidung sicher.

Bei ersten Anzeichen für ein erhöhtes Risiko oder einen möglichen Kreditausfall geht die Engagementverantwortung in die Sanierungseinheit bzw. bei nicht sanierungsfähigen Engagements an die Workoutbetreuer über.

Group Asset Liability Management
Der Bereich Group Asset Liability Management verantwortet die konzernweite Steuerung der kurz- und langfristigen Liquidität zur Sicherstellung der jederzeitigen Zahlungsfähigkeit und Optimierung der Refinanzierungskosten. Wesentliche Instrumente sind ein koordinierter Geld- und Kapitalmarktauftritt und die Festlegung der Liquiditätsprofile der Konzerneinheiten. Zu den weiteren Aufgaben von Group Asset Liability Management zählen unter anderem das Aktiv-Passiv-Management, das Bilanzstrukturmanagement sowie Maßnahmen zur Steuerung des regulatorischen Kapitals.

Die im Rahmen dieser Funktionen initiierten Maßnahmen unterstützen die Rating- und Rentabilitätsziele der HVB Group.

Risikocontrolling
Das zentrale Risikocontrolling stellt eine konzernweite Evidenz über die Risikosituation unserer Bank sowie eine einheitliche Risikobeurteilung und quantitative Bewertung von Risiken sicher.

Die Aufgaben und Kompetenzen umfassen vor allem die laufende, unabhängige Risikomessung und -überwachung, die Verantwortung für die jeweiligen Messmethoden inklusive (Weiter-)Entwicklung entsprechender Modelle sowie das Berichtswesen an den Vorstand. Des Weiteren ist das Risikocontrolling für die konzernweite Risikoaggregation und Risikokapitalallokation sowie die Umsetzung einheitlicher Risikocontrollingstandards und entsprechender gesetzlicher und aufsichtsrechtlicher Anforderungen zuständig.

Gegenüber den in den Auslandsniederlassungen und Konzerntöchtern tätigen dezentralen Risikocontrollern besteht ein fachliches Weisungsrecht.

Konzernrevision
Die Konzernrevision ist als ebenfalls unabhängiger organisatorischer Bereich direkt dem Chief Financial Officer (CFO) unterstellt und für den Konzernvorstand tätig. Sie erfüllt in erster Linie die Aufgaben der Internen Revision der HVB AG. Darüber hinaus ist sie in abgestufter Form auch für Konzerntöchter tätig. Die Bandbreite der Aufgaben erstreckt sich dabei von einer Kontroll- und Beratungsfunktion auf der Grundlage eines Berichtswesens bis hin zur vollständigen Ausübung der Funktion der Internen Revision der Tochtergesellschaft.

Die aufsichtsrechtlichen Mindestanforderungen an die Ausgestaltung der Internen Revision der Kreditinstitute (MaI) enthalten die grundsätzliche Verpflichtung zur Prüfung aller Betriebs- und Geschäftsabläufe innerhalb von drei Jahren – sofern sinnvoll/angemessen – und zur mindestens jährlichen Prüfung aller Betriebs- und Geschäftsabläufe, die einem besonderen Risiko unterliegen.


Markt
Vertriebs-Organisation
in den Geschäftsfeldern
Chief Risk Officer
Marktfolge
Kreditrisiko-Organisation
Group
Credit Risk
Management
Sanierung
und Workout
Risikocontrolling
Group
Asset Liability
Management

Risikoorientierte Prüfungsplanung

Die Prüfungsplanung erfolgt eigenverantwortlich und risikoorientiert. Jede Planungseinheit wird mit einem standardisierten Risikobeurteilungsverfahren eingewertet. Der damit ermittelte Risikowert dient als Grundlage für die Zuordnung des Prüfungsintervalls. Das bestehende Verfahren wurde weiterentwickelt und wird erstmalig für die Planung 2004 eingesetzt.

In einem Jahresbericht wird dem Gesamtvorstand ein Überblick über die Prüfungsergebnisse sowie über wesentliche Revisionsfeststellungen und deren Bearbeitungsstand gegeben.

In den regelmäßigen Sitzungen des Ausschusses für Geschäftsprüfung des Aufsichtsrats berichtet der Leiter des Konzernbereichs Revision über die aktuellen Entwicklungen und Ergebnisse der Revisionsarbeit.

Gesamtbanksteuerung

Kapitalmarktorientierte Konzernsteuerung

Im Fokus unserer kapitalmarktorientierten Steuerung steht die Investition und der wertorientierte Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Risiko-Rendite-Relationen.

Allokation der Kapitalressourcen

Im Rahmen unseres dualen Steuerungsprinzips wird den Geschäftsfeldern bzw. deren Ressorts sowohl regulatorisches Kapital im Sinne von gebundenem Kernkapital als auch ökonomisches Risikokapital zugeteilt. Beide Ressourcen sind mit Verzinsungsansprüchen belegt, welche von den Renditeerwartungen des Kapitalmarktes abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind.

a) Gebundenes Kernkapital

Die regulatorische Kapitalbindung der einzelnen Geschäftsfelder und Ressorts im Konzern wird auf Basis des von diesen Einheiten nach den Bestimmungen der Baseler Eigenmittelempfehlung gebundenen Kernkapitals ermittelt. Hierbei wird nicht die sich nach diesen Bestimmungen ergebende Mindestunterlegung von 4,0%, sondern unter Einrechnung eines Kernkapitalpuffers eine Quote von 7,0% herangezogen.

Da wir für 2004 und die folgenden Jahre dauerhaft die Stabilisierung unserer Kernkapitalquote auf einem Niveau von mindestens 7,0% anstreben, ist diese Quote Grundlage für die Zuordnung des gebundenen Kernkapitals auf die einzelnen Geschäftsfelder.

Bei der Berechnung der regulatorischen Kapitalbindung für Marktrisiken berücksichtigen wir einen analogen Kernkapitalpuffer.

b) Risikokapital

In der HVB Group differenzieren wir nach folgenden Risikoarten:

- Adressrisiken,
- Liquiditätsrisiken,
- Marktrisiken,
- Operationelle Risiken,
- Geschäftsrisiken,
- Risiken aus bankeigenem Immobilienbesitz,
- Risiken aus Anteils-/Beteiligungsbesitz,
- Strategische Risiken.

In allen zahlenmäßigen Angaben zu diesen Risikoarten war im Risk Report des Geschäftsberichts 2002 noch die Hypo Real Estate Group enthalten. Auf Grund der Abspaltung der Hypo Real Estate Group in 2003 legen wir nun im Nachfolgenden den Vorjahreszahlen 2002 eine Pro-forma-Darstellung zugrunde (in den Tabellen als »HVB Group neu« bezeichnet), um einen betriebswirtschaftlich sinnvollen und aussagekräftigen Vergleich zu ermöglichen. Hierbei wird unterstellt, dass die Hypo Real Estate Group bereits im Vorjahr nicht mehr Teil der HVB Group war.

Einheitliche Risikoquantifizierung

Wir messen alle Risikoarten mit Ausnahme der Liquiditätsrisiken und der strategischen Risiken nach einem Value-at-Risk-Ansatz, bei dem die potenziellen unerwarteten Verluste mit einem definierten Konfidenzniveau ermittelt werden.

Auf Basis dieser konsistenten Quantifizierung erfolgt die konzernweite Risikokapitalallokation, welche sich generell auf einen Zeitraum von einem Jahr erstreckt.

Methodische Weiterentwicklungen

Für diesen Zweck haben wir im Berichtsjahr vor dem Hintergrund der Beurteilung unserer angemessenen Kapitalausstattung das Konfidenzniveau erhöht. Dieses beträgt in Anlehnung an unser mittelfristig angestrebtes Zielrating nun 99,95% gegenüber bislang 99%. Der dadurch bedingte deutliche Anstieg der Risikokapitalwerte wurde großteils kompensiert durch den Einbezug weiterer Risiko mindernder Portfolioeffekte (Diversifikationseffekte). Neben den bereits bisher berücksichtigten Portfolioeffekten zwischen den einzelnen Risikoarten beziehen wir nun auch Portfolioeffekte innerhalb einer Risikoart zwischen einzelnen Geschäfts-/Konzerneinheiten mit ein (im Vorjahr noch Addition der Einzelwerte jeder Einheit).

Das von den Geschäftsfeldern bzw. deren Ressorts jeweils künftig benötigte Risikokapital wird im Rahmen des jährlichen Planungsprozesses in engem Zusammenspiel zwischen dem Risikocontrolling und den Geschäftseinheiten ermittelt. Nach Entscheidung durch den Konzernvorstand werden die Kapitalgrößen in den Steuerungs- und Reportinginstrumenten der Bank verankert.

Die Liquiditätsrisiken und strategischen Risiken unterliegen ebenfalls einer laufenden Überwachung bzw. Überprüfung, jedoch keiner Steuerung über Risikokapital. Hier erfolgt das Management über andere Steuerungsinstrumente (siehe jeweilige Abschnitte zu diesen Risikoarten im Risk Report).

Konzernrisikokapital

Unser Konzernrisikokapital (inkl. Fremdanteile) beläuft sich nach den oben genannten methodischen Weiterentwicklungen unter Berücksichtigung aller Risiko mindernder Portfolioeffekte auf 9,9 Mrd €. Damit ergibt sich gegenüber dem methodisch vergleichbar berechneten Vorjahreswert eine leichte Reduktion von 0,5 Mrd €. Hierbei wurde der Rückgang vor allem bei den Risiken aus Anteils-/Beteiligungsbesitz teilweise durch einen Anstieg im Adressrisiko kompensiert. Die Ursache für das gestiegene Adressrisiko liegt nicht in einer erhöhten Risikonahme. Vielmehr wirkt sich hier neben veränderten Portfolioeffekten innerhalb unseres konzernweiten Adressrisikos die im Berichtsjahr auch vor dem Hintergrund von Basel II angepasste Parametrisierung unseres Adressrisikomodells aus (siehe auch Risk Report, Abschnitt »Überwachung und Steuerung der Adressrisiken«).

Der Risikokapitalbedarf der Geschäftsfelder Deutschland sowie Österreich & Zentral- und Osteuropa (CEE) zeigt sich insgesamt konstant, die Reduktion bei Corporates & Markets ist schwerpunktmäßig auf die Redimensionierung unserer Geschäftsaktivitäten in Amerika (unter anderem Verkauf unseres US-Immobilienportfolios) sowie der Berücksichtigung von Portfolioeffekten innerhalb der Marktrisiken zurückzuführen.

Risikotragfähigkeit

Im Rahmen einer Risikotragfähigkeitsanalyse stellen wir regelmäßig unser Konzernrisikokapital der zur Verfügung stehenden Risikodeckungsmasse gegenüber. Diese beinhaltet ebenfalls unsere Fremdanteile (in den im Geschäftsbericht 2002 ausgewiesenen Zahlen waren die Konzerntöchter sowohl im Risikokapital als auch in der Deckungsmasse nur mit ihrer Beteiligungsquote enthalten). Die


Ergebnisanspruch des Kapitalmarktes an HVB Group
Verzinsungsansprüche auf Kapitalressourcen
Gebundenes Kernkapital
Trägt den bankaufsichtsrechtlichen Anforderungen Rechnung
Risikokapital
Trägt dem ökonomischen Risiko Rechnung
Ressourcenoptimierung

Risikodeckungsmasse setzt sich prinzipiell zusammen aus bankaufsichtsrechlichen Kapitalkomponenten, Kurswert- und Grundstücksreserven sowie einem nachhaltig erzielbaren Ergebnis. Für die Ermittlung der ökonomischen Risikodeckungsmasse werden die Kapitalkomponenten und Reserven jedoch umfassender als im Aufsichtsrecht angesetzt.

Die Risikodeckungsmasse beläuft sich zum Jahresende 2003 auf 31,5 Mrd € gegenüber einem vergleichbaren Vorjahreswert von 32,7 Mrd €, womit sich bei einem Risikokapital von 9,9 Mrd € eine Auslastung von etwa einem Drittel ergibt. Der Rückgang der Risikodeckungsmasse resultiert insgesamt aus einer Verminderung der Rücklagen (Deckung Jahresfehlbetrag) und der nachrangigen Verbindlichkeiten (Fälligkeiten).

Steuerung der gesetzlichen Eigenkapitalausstattung

Im Rahmen der Steuerung unseres aufsichtsrechtlichen Eigenkapitals orientieren wir uns an vier Kapitalquoten, für die wir intern Mindestwerte festgelegt haben:

Kapitalquoten

- Kernkapitalquote (Verhältnis aus Kernkapital zu den Risikoaktiva),
- Kernkapitalerfüllungsquote (Verhältnis aus unserem tatsächlich vorhandenen zu dem aufsichtsrechtlich mindestens geforderten Kernkapital),
- Eigenkapitalquote (Verhältnis aus Eigenkapital zu den Risikoaktiva),
- Eigenmittelquote (Verhältnis aus Eigenmitteln zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen).

Entsprechend weiterführende Details zu diesen Quoten in 2003 haben wir im Financial Review sowie in den Notes (Nummer 72) dieses Geschäftsberichts aufgeführt.

Risikokapital nach Portfolioeffekten*

Konfidenzniveau 99,95%

Aufteilung nach Risikoarten	2003	2003	2002	2002
	in Mio €	in %	in Mio €	in %
				HVB Group neu
Marktrisiken	277	2,8	360	3,5
Adressrisiken	2718	27,3	2266	21,8
Geschäftsrisiken	977	9,8	967	9,3
Operationelle Risiken	1364	13,7	1375	13,2
Risiken aus bankeigenem Immobilienbesitz	284	2,9	323	3,1
Risiken aus Anteils-/ Beteiligungsbesitz	4321	43,5	5111	49,1
Summe	**9941**	**100,0**	**10402**	**100,0**

Aufteilung nach Geschäftsfeldern	2003	2003	2002	2002
	in Mio €	in %	in Mio €	in %
				HVB Group neu
Deutschland	2249	22,6	2232	21,5
Österreich und CEE	1939	19,5	1976	19,0
Corporates & Markets	1521	15,3	1924	18,5
Workout Immobilien	5	0,1	21	0,2
Sonstige (inkl. nicht den Geschäftsfeldern zugeordnete Finanzanlagen der Gruppe)	4227	42,5	4249	40,8
Summe	**9941**	**100,0**	**10402**	**100,0**

* Die Berechnungsmethodik der Vorjahreswerte wurde aus Gründen der Vergleichbarkeit entsprechend angepasst.

Die Abschmelzung und die Volatilität der Eigenmittelbestandteile (Rückzahlung von Ergänzungskapitalbestandteilen, börsenkursbedingte Änderung der Neubewertungsreserven, währungskursbedingte Einflüsse etc.) werden bei der Planung der vier genannten Quoten ebenso berücksichtigt wie die auf die Risikoaktiva und die Marktrisikopositionen bezogenen Schwankungen.

Prozess

Zur Bestimmung der angemessenen Eigenkapitalausstattung haben wir im Wesentlichen folgenden Prozess definiert:

- Basierend auf unserer Mehrjahresplanung führen wir monatlich eine rollierende 8-Quartale-Projektion zur permanenten Prognostizierung unserer Kapitalquoten gemäß der Baseler Eigenmittelempfehlung durch.
- Ein Vorstandsgremium (Group Asset & Liability Committee) wird monatlich über die Ist-Quoten und die wesentlichen Effekte auf diese Quoten informiert und entscheidet bei spürbaren Plan-Ist-Abweichungen über entsprechende Maßnahmen.

Überwachung und Steuerung der Risiken

a) Adressrisiken

Unter Adressrisiken verstehen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können. Sie untergliedern sich in Kredit-, Kontrahenten-, Emittenten- und Länderrisiken.

Darstellung der Adressrisiken im Konzernabschluss

Als Kreditrisiken bezeichnen wir die möglichen Wertverluste im kommerziellen Kreditgeschäft. Für diese haben

Kreditrisiko

wir im Jahr 2003 eine Kreditrisikovorsorge in Höhe von insgesamt 2313 Mio € gebildet. Davon entfallen auf die Geschäftsfelder Deutschland 1455 Mio €, Österreich & Zentral- und Osteuropa 461 Mio € und Corporates & Markets 330 Mio €.

Der Geschäftsbereich Workout Immobilien hat den Auftrag, sein gesamtes Portfolio schnellstmöglich und optimal abzubauen sowie durch ein spezielles Risikomanagement weitere Verluste zu vermeiden. Im Jahr 2003 haben wir einen Volumensabbau um 1,2 Mrd € von 4,2 Mrd € auf 3,0 Mrd € erreicht. Der gesamte Bestand an Wertberichtigungen auf die Engagements in diesem Geschäftsbereich beläuft sich auf 0,9 Mrd €. Das entspricht einer Wertberichtigungsquote von rund 28%.

Länderrisiko

Als Länderrisiko erfassen wir das Transfer- und Konvertierungsrisiko aus nicht einzelwertberichtigten Finanzkrediten (Laufzeit über ein Jahr) abzüglich werthaltiger Sicherheiten.

Die Länderrisiken haben sich im Jahr 2003 im Vergleich zum Vorjahr geringfügig um 1 Mio € reduziert. Das risikobehaftete Kreditvolumen verminderte sich im Berichtsjahr um 33 Mio € auf 66 Mio €.

Der Bestand an Länderwertberichtigungen beläuft sich auf 61 Mio €.

Risikovorsorge

Unser gesamter Risikovorsorgebestand inklusive Rückstellungen im Kreditgeschäft reduzierte sich im Jahr 2003 unter Berücksichtigung von Abbuchungen zu Lasten des Bestands in Höhe von 2,8 Mrd € insgesamt um 0,8 Mrd € auf 11,9 Mrd €. Wir haben damit sämtlichen erkennbaren Risiken in unserem Kreditgeschäft adäquat Rechnung getragen. Die Methoden zur Bewertung unserer Forderungen sind in den Notes dargestellt.

Kontrahentenrisiko

Als Kontrahentenrisiken bezeichnen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kontrahenten entstehen, mit denen wir zins-, fremdwährungs-, aktien-/indexbezogene oder sonstige Termin- bzw. Kreditderivategeschäfte getätigt haben, welche am Bilanzstichtag noch nicht abgewickelt waren. Diese Geschäfte wurden überwiegend zur Steuerung von Zins-, Wechselkurs- oder sonstigen Marktpreisschwankungen aus Handelsgeschäften abgeschlossen. Daneben dienten sie unter anderem zur Sicherung von bilanzwirksamen und/oder bilanzunwirksamen Positionen im Rahmen der Aktiv-Passiv-Steuerung bzw. im Falle der Kreditderivate zur Steuerung von Kreditrisiken.

Zum Jahresende 2003 betrug das Nominalvolumen der derivativen Geschäfte rund 3232 Mrd €.

Das nominelle Derivatevolumen setzt sich zusammen aus 2717,3 Mrd € (84,1%) zinsbezogenen Geschäften, 349,1 Mrd € (10,8%) währungsbezogenen Geschäften, 122,7 Mrd € (3,8%) aktien-/indexbezogenen Geschäften sowie 42,8 Mrd € (1,3%) Kreditderivaten.

Bezogen auf die Fristigkeit entfiel der größte Teil des Kontraktvolumens auf das kürzeste Restlaufzeitband (bis 1 Jahr). Die an Terminbörsen gehandelten Derivate haben am Gesamtvolumen einen Anteil von 7,5%. Diese relativ geringe Bedeutung erklärt sich unter anderem daraus, dass eine Risikoneutralisierung durch eine (Volumen reduzierende) Glattstellung der Kontrakte erreicht werden kann, während im OTC-Geschäft in der Regel der Aufbau einer (Volumen erhöhenden) Gegenposition vorgenommen wird.

Anhand des Nominalvolumens können noch keine Aussagen über den Risikogehalt unseres Derivategeschäfts getroffen werden. Als ein aussagefähiger Maßstab für die im Risiko stehenden Beträge werden die Bruttowiederbeschaffungswerte der OTC-Geschäfte herangezogen. Diese errechnen sich nach der Marktwertmethode als Summe aller positiven Marktwerte ohne Berücksichtigung von Risiko reduzierenden Netting-Vereinbarungen und ohne individuelle Bonitätsgewichtung. Das so definierte maximale Kontrahentenrisiko belief sich zum Jahresende 2003 mit 47,1 Mrd € auf 1,5% des ausstehenden Nominalvolumens. Dieser Wert ergibt sich allerdings aus einer Worst-Case-Betrachtung, da angenommen wird, dass alle Kontrahenten gleichzeitig ausfallen und keine Risiko reduzierenden Netting-Vereinbarungen abgeschlossen wurden. Unter Berücksichtigung des Risiko reduzierenden Effekts aus bestehenden Netting-Vereinbarungen vermindert sich das Kontrahentenrisiko zum Jahresende 2003 um 37,9 Mrd €. Darüber hinaus führt die Hereinnahme von Sicherheiten im OTC-Geschäft zu einer weiteren Senkung der Kontrahentenrisiken; per Jahresende 2003 belief sich dieser Effekt auf etwa 2,6 Mrd €. Nach Ansatz dieser entlastenden Effekte aus Netting bzw. erhaltenen Sicherheiten beläuft sich das verbleibende Kontrahentenrisiko auf 6,6 Mrd €.

Auf die nach aufsichtsrechtlicher Sichtweise bonitätsmäßig als erstklassig einzustufenden OECD-Zentralregierungen, -Banken und -Finanzinstitute entfallen 94,9% des Kontrahentenrisikos vor Netting (31. Dezember 2002: HVB Group neu 92,7% bzw. HVB Group alt 93,0%).

Kreditderivate

Der zunehmende Bedarf an Instrumenten zur Steuerung von Kreditrisiken führte zur Entwicklung von so genannten Kreditderivaten. Sie ermöglichen den Handel und die Absicherung von Kreditrisiken, ohne die ursprünglichen Kreditbeziehungen zu verändern. Diese Produktgruppe besteht aus den drei Grundtypen Credit Default Swaps, Total Return Swaps und Credit Linked Notes.

Ein wesentlicher Teil unseres Kreditderivate-Geschäftsvolumens resultiert aus den Securitization-Programmen der HVB Group, die vorrangig der Risikoaktiva-Entlastung dienen. Entsprechend weiterführende Details haben wir in den Notes (Nummer 55) dieses Geschäftsberichts aufgeführt.

In Abweichung zur Vorjahres-Darstellung im Geschäftsbericht 2002 erfolgt der Ausweis des Kontrahentenrisikos (positive Marktwerte) nur für die Credit Default Swaps und Total Return Swaps. Credit Linked Notes weisen auf Grund ihres primären Wertpapiercharakters im Gegensatz zu reinen Derivaten Emittenten- statt Kontrahentenrisiken auf, insofern erfolgt für sie kein Kontrahentenrisiko-Ausweis.

Derivatevolumen

in Mio €	Nominalbetrag						Kontrahentenrisiko		
	Restlaufzeit			Summe	Summe	Summe			
	bis zu 1	1 bis 5	über 5	2003	2002	2002	2003	2002	2002
	Jahr	Jahre	Jahre		HVB Group	HVB Group		HVB Group	HVB Group
					neu	alt		neu	alt
Zinsbezogene Geschäfte	**1646251**	**653609**	**417477**	**2717337**	**2272354**	**2394136**	**32658**	**39592**	**41850**
OTC-Produkte									
FRAs	267322	15793	—	283115	121577	132948	96	188	196
Zins-Swaps (gleiche Währung)	1108972	557710	386598	2053280	1783647	1886518	31076	37895	40040
Zinsoptionen									
– Käufe	24908	35157	14824	74889	88279	90396	1482	1506	1611
– Verkäufe	29142	37306	16055	82503	89077	94500	—	—	—
Sonstige Zinskontrakte	4022	3	—	4025	2295	2295	4	3	3
Börsengehandelte Produkte									
Zins-Futures	63256	7640	—	70896	75006	75006	—	—	—
Zinsoptionen	148629	—	—	148629	112473	112473	—	—	—
Währungsbezogene Geschäfte	**298613**	**40563**	**9891**	**349067**	**351644**	**356917**	**9669**	**8079**	**8198**
OTC-Produkte									
Devisentermingeschäfte	173304	13424	173	186901	220007	220135	7004	6385	6386
Cross-Currency-Swaps	9127	24295	9560	42982	47918	53063	1178	939	1057
Devisenoptionen									
– Käufe	53177	1345	79	54601	38980	38980	1487	755	755
– Verkäufe	63005	1499	79	64583	44739	44739	—	—	—
Sonstige Devisenkontrakte	—	—	—	—	—	—	—	—	—
Börsengehandelte Produkte									
Devisen-Futures	—	—	—	—	—	—	—	—	—
Devisenoptionen	—	—	—	—	—	—	—	—	—
Aktien-/Indexbezogene Geschäfte	**32221**	**81287**	**9155**	**122663**	**55874**	**55874**	**4491**	**3947**	**3947**
OTC-Produkte									
Aktien-/Index-Swaps	—	—	—	—	—	—	—	—	—
Aktien-/Indexoptionen									
– Käufe	6662	36449	5294	48405	17544	17544	4397	3947	3947
– Verkäufe	11539	33243	2328	47110	20523	20523	—	—	—
Sonstige Aktien-/Indexkontrakte	3327	653	535	4515	5062	5062	94	—	—
Börsengehandelte Produkte									
Aktien-/Index-Futures	3197	—	—	3197	1536	1536	—	—	—
Aktien-/Indexoptionen	7496	10942	998	19436	11209	11209	—	—	—
Kreditderivate[1]	**6880**	**16363**	**19576**	**42819**	**50169**	**61385**	**294**	**921**	**922**
Sonstige Geschäfte	**10**	**7**	**—**	**17**	**627**	**627**	**1**	**34**	**34**
Summe	**1983975**	**791829**	**456099**	**3231903**	**2730668**	**2868939**	**47113**	**52573**	**54951**

[1] Detailinformationen siehe nachfolgende Tabelle »Kreditderivate«.

Kontrahenten-Art

	Kontrahentenrisiko					
	2003	2002	2002	2003	2002	2002
	in Mio €	in Mio €	in Mio €	Struktur in %	Struktur in %	Struktur in %
		HVB Group neu	HVB Group alt		HVB Group neu	HVB Group alt
OECD-Zentralregierungen (und Notenbanken)	243	378	405	0,5	0,7	0,7
OECD-Banken	41 413	46 531	48 858	87,9	88,5	88,9
OECD-Finanzinstitute	3 049	1 844	1 868	6,5	3,5	3,4
Nicht-OECD-Zentralregierungen (und Notenbanken)	6	28	28	0,0	0,1	0,1
Nicht-OECD-Banken	145	167	167	0,3	0,3	0,3
Nicht-OECD-Finanzinstitute	72	—	—	0,2	0,0	0,0
Sonstige Unternehmen und Privatpersonen	2 185	3 625	3 625	4,6	6,9	6,6
Summe	**47 113**	**52 573**	**54 951**	**100,0**	**100,0**	**100,0**

Kreditderivate

in Mio €	Kontraktvolumen						Kontrahentenrisiko		
	Restlaufzeit			Summe	Summe	Summe			
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2003	2002 HVB Group neu	2002 HVB Group alt	2003	2002 HVB Group neu	2002 HVB Group alt
Anlagebestand	**186**	**827**	**12 989**	**14 002**	**18 880**	**30 096**	**15**	**62**	**63**
Sicherungsnehmer									
Credit Default Swaps	125	559	10 760	11 444	16 348	24 642	15	61	61
Total Return Swaps	—	—	2 000	2 000	2 000	2 000	—	1	1
Credit Linked Notes	10	27	117	154	414	2 543	—	—	—
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	51	235	112	398	99	138	—	—	1
Total Return Swaps	—	—	—	—	—	—	—	—	—
Credit Linked Notes	—	6	—	6	19	773	—	—	—
Sonstige	—	—	—	—	—	—	—	—	—
Handelsbestand	**6 694**	**15 536**	**6 587**	**28 817**	**31 289**	**31 289**	**279**	**859**	**859**
Sicherungsnehmer									
Credit Default Swaps	919	7 221	3 329	11 469	11 197	11 197	34	419	419
Total Return Swaps	2 459	913	609	3 981	4 611	4 611	2	370	370
Credit Linked Notes	—	169	130	299	497	497	—	—	—
Sonstige	—	—	—	—	—	—	—	—	—
Sicherungsgeber									
Credit Default Swaps	1 300	6 846	1 533	9 679	10 063	10 063	167	52	52
Total Return Swaps	2 016	366	966	3 348	4 660	4 660	76	18	18
Credit Linked Notes	—	21	20	41	261	261	—	—	—
Sonstige	—	—	—	—	—	—	—	—	—
Summe	**6 880**	**16 363**	**19 576**	**42 819**	**50 169**	**61 385**	**294**	**921**	**922**

Referenzaktiva

in Mio €	Kontraktvolumen						
	Credit Default Swaps	Total Return Swaps	Credit Linked Notes	Sonstige	Summe 2003	Summe 2002 HVB Group neu	Summe 2002 HVB Group alt
Öffentliche Anleihen	1400	24	58	—	1482	1693	1882
Unternehmensanleihen	20252	8205	369	—	28826	30851	30851
Aktien	—	—	—	—	—	928	928
Sonstige	11338	1100	73	—	12511	16697	27724
Summe	**32990**	**9329**	**500**	—	**42819**	**50169**	**61385**

Überwachung und Steuerung der Adressrisiken

Unsere Überwachung und Steuerung der Adressrisiken basiert auf einem integrierten Konzept von klar definierten und dokumentierten Grundsätzen, Gremien mit eindeutigen Befugnissen sowie kompatiblen Verfahren, Systemen und Prozessen.

Kreditgrundsätze

Die Regeln des Kreditgeschäfts unserer Bank orientieren sich an einem 4-stufigen Aufbau. Die Allgemeinen Kreditgrundsätze der HVB Group (Dachpolicy) legen die für den gesamten Konzern geltenden Normen der Kreditorganisation, die wesentlichen materiellen Kreditregeln sowie die Kernelemente des Kreditprozesses fest. Innerhalb dieser Rahmenbedingungen definieren die Leiter der regionalen Krediteinheiten die Allgemeinen Kreditgrundsätze für die Geschäftsfelder. Diese werden bei spezifischen Risiken oder Besonderheiten im Kreditprozess, in der Organisation oder in den rechtlichen Rahmenbedingungen durch spezielle Kreditgrundsätze ergänzt bzw. modifiziert. In Arbeitsanweisungen erfolgt die Präzisierung sowie Umsetzung dieser kreditpolitischen Vorgaben.

Strategisches Konzernkreditkomitee

Als zentrales Gremium für richtungsweisende Entscheidungen im Kreditgeschäft hat sich unser »Strategisches Konzernkreditkomitee« bewährt, welches im Jahr 2002 neu etabliert wurde. Neben dem Chief Risk Officer und dem Group Credit Risk Manager sind hier alle Geschäftsfelder sowie das Risikocontrolling repräsentiert. In diesem Gremium erfolgt die laufende detaillierte Analyse unseres Kreditportfolios, woraus sich entsprechende Konsequenzen für die Ausrichtung unserer Geschäftsaktivitäten ableiten. Daneben werden Methoden, Verfahren und Prozesse für das Risikomanagement unseres Kreditportfolios diskutiert und festgelegt, welche wiederum Eingang in unsere Kreditgrundsätze finden.

Mindestanforderungen an das Kreditgeschäft

Nachdem im Dezember 2002 von den Aufsichtsbehörden die Mindestanforderungen an das Kreditgeschäft (MaK) offiziell vorgestellt wurden, haben wir Anfang 2003 eine Schwachstellenanalyse durchgeführt, um etwaigen Handlungsbedarf zu identifizieren.

Im Ergebnis stellten wir fest, dass zahlreiche Standards der Mindestanforderungen (zum Beispiel Funktionstrennung zwischen Markt und Marktfolge, umfangreiches Risikocontrolling, getrennte Voten bei Kreditentscheidungen, Risikoklassifizierungsverfahren etc.) bereits in unseren existierenden Strukturen, Verfahren und Prozessen adäquat berücksichtigt und damit im Sinne der MaK erfüllt sind. Die Beseitigung der verbleibenden Schwachstellen erfolgt gemäß den etablierten Zuständigkeiten in dezentraler Verantwortung der Geschäfts- und Stabseinheiten. Hier konnten wir im Jahr 2003 gute Fortschritte erzielen.

Der vorgegebene Zeitplan der Aufsichtsbehörden fordert eine vollständige Erfüllung der qualitativen Mindestanforderungen bis Mitte 2004. Für DV-technische Anpassungen gilt ein verlängerter Umsetzungszeitraum bis Ende 2005. Auf Grund der guten Ausgangsbasis und frühzeitig eingeleiteter Aktivitäten erwarten wir eine termingerechte Umsetzung.

Umsetzung Basel II

Kernelement von Basel II ist eine stärkere Risikodifferenzierung der aufsichtsrechtlich erforderlichen Eigenmittelunterlegung für Kredite in Abhängigkeit der Bonität des jeweiligen Kunden. Damit führt Basel II zu einer Angleichung der aufsichtsrechtlichen an die ökonomische Sichtweise einer risikoadjustierten Steuerung, welche in unserer Bank mittels interner Instrumente zur Risikomessung und -steuerung bereits etabliert ist.

Wir steuern sämtliche Basel II-Aktivitäten über ein integriertes Projekt, welches in die Teilprojekte »Kreditrisiko«, »Operationelle Risiken« und »Marktrisiko (Zinsrisiken im Anlagebuch)« gegliedert ist. Auf die wesentlichen Aktivitäten der Teilprojekte im Berichtsjahr wird in den jeweiligen Abschnitten dieses Risk Reports eingegangen.

Im Bereich des Kreditrisikos besteht unsere Zielsetzung darin, für alle materiellen Portfolios unserer Bank den anspruchsvollsten Ansatz, den so genannten »IRB-Advanced Approach«, umzusetzen (IRB steht für »Internal Ratings-Based«). Eine gute Basis hierfür stellen unsere bewährten internen Ratinginstrumente sowie die bereits etablierten Verfahren zur Parametrisierung unseres internen Adressrisikomodells dar (siehe auch Risk Report, Abschnitt »Internes Adressrisikomodell«).

Im Berichtsjahr lagen die Arbeitsschwerpunkte auf der funktionalen Erweiterung unserer produktiven Rating- und Sicherheitensysteme sowie in der fachlichen Konzeption und technischen Umsetzung unserer zentralen Basel II-Systemarchitektur. In diesem Rahmen wurde als Fundament des Zielsystems sowohl die erste Ausbaustufe einer konzernweiten Datenbasis als auch ein hiermit eng integrierter Risikoaktiva-Rechenkern geschaffen. Erste aufsichtsrechtliche Meldungen werden bereits heute auf Basis der neuen Systemarchitektur erstellt.

Bonitätsanalyse

Sowohl für die Eigenmittelunterlegung nach Basel II (gemäß IRB-Approach) als auch für unser internes Adressrisikomodell ist die zuverlässige Bestimmung der Ausfallwahrscheinlichkeit unserer Kunden von zentraler Bedeutung. Daher gilt seit Jahren unser besonderes Augenmerk der Weiterentwicklung und Verfeinerung unserer internen Bonitätsanalyseinstrumente (Rating- und Scoringverfahren).

Im Inhalt und Aufbau unterscheiden sich diese Instrumente in Abhängigkeit von der Höhe und Komplexität der jeweiligen Kreditengagements. Zusätzlich verfügen wir über eine Reihe von individuell auf spezielle Branchen oder Finanzierungsformen zugeschnittene Bonitätsanalyseinstrumente, wie zum Beispiel für Bauträger, Projektfinanzierungen usw. Ergebnis der Bonitätsanalyse ist die individuelle Zuordnung jedes Kunden zu einer Bonitätsklasse, die jeweils einer empirisch gemessenen Ausfallwahrscheinlichkeit entspricht. Mit Hilfe dieser Ausfallwahrscheinlichkeit können wir die intern vergebenen Bonitätsklassen auch den externen Klassen von Ratingagenturen zuordnen.

Im Berichtsjahr erfolgte eine Überprüfung der Basel II-Konformität und Analyse-Eigenschaften unserer Rating- und Scoringverfahren. Zudem wurde die systemtechnische Plattform der Bonitätsanalyseinstrumente flexibler gestaltet.

Internes Adressrisikomodell

Für die Überwachung und Steuerung von Adressrisiken nutzen wir ein internes Adressrisikomodell, mit dem wir die Kredit- und Kontrahentenrisiken der AG weltweit messen und bewerten. Es handelt sich hierbei um ein eigenentwickeltes Modell, das uns den Vorteil bietet, in Methodik und Parametrisierung individuell auf unser Portfolio zugeschnitten zu sein und gleichzeitig jederzeit entsprechend dem Erkenntnisfortschritt von uns weiterentwickelt werden zu können.

Erwarteter Verlust

Wir unterscheiden bei der Adressrisikomessung zwischen erwartetem Verlust und Credit-Value-at-Risk (bzw. unerwartetem Verlust). Der erwartete Verlust quantifiziert die Höhe der durchschnittlich in den nächsten zwölf Monaten aus dem aktuellen Portfolio zu erwartenden Verluste aus Adressrisiken. Diese gehen in Form von Standardrisikokosten in die Preiskalkulation unserer Produkte ein.

Verteilung des Kredit- und Kontrahentenrisikos nach Geschäftsfeldern*

Geschäftsfeld	Erwarteter Verlust		Value-at-Risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		HVB AG neu**		HVB AG neu**
Deutschland	61,4	58,1	57,5	42,8
Corporates & Markets	37,2	40,6	38,6	55,8
Workout Immobilien	0,3	0,8	0,2	0,4
Sonstige	1,1	0,5	3,7	1,0
Summe	**100,0**	**100,0**	**100,0**	**100,0**

* Darstellung der HVB AG gemäß der Geschäftsfeldstruktur ab 2003.
** Zahlen unter Berücksichtigung der Abspaltung der Hypo Real Estate.

Credit-Value-at-Risk

Der Credit-Value-at-Risk (unerwarteter Verlust) trifft eine Aussage über die höchste negative Abweichung des tatsächlichen vom erwarteten Verlust, die innerhalb der nächsten zwölf Monate mit einer Wahrscheinlichkeit von 99,95% nicht überschritten wird. Dieses Verlustpotenzial wird mit Risikokapital als Sicherheitspuffer unterlegt.

Unsere Tabellen zeigen die Verteilung von erwarteten Verlusten und Credit-Value-at-Risk der AG nach Geschäftsfeldern, Bonitätsklassen und Branchengruppen.

Risikoentwicklung im Jahresvergleich

Im Geschäftsjahr 2003 ist im Vergleich zum Vorjahr bei nur geringfügigen Veränderungen der Anteile der Geschäftsfelder am erwarteten Verlust eine Verschiebung der Anteile am VaR zu erkennen. Diese Veränderungen sind im Wesentlichen auf Anpassungen der Parameter in der Adressrisikomessung auf Grund der unterschiedlichen Auswirkung der konjunkturellen Situation in einzelnen Assetklassen zurückzuführen. Hinzu kommt ein Rückgang des Adressrisiko-relevanten Kreditvolumens im Geschäftsfeld Corporates & Markets.

Die weitergeführten Maßnahmen zur Portfoliobereinigung führten auch im Berichtsjahr zu einer Reduzierung des Risikos im Bereich Workout Immobilien.

In der Verteilung des Adressrisikos nach Bonitätsklassen ist ein Anstieg der Anteile in der Bonitätsklasse 8 zu verzeichnen, der nicht auf einen Zuwachs des Kreditvolumens, sondern auf höhere Ausfallwahrscheinlichkeiten in schlechten Bonitätsklassen zurückzuführen ist. Zudem ist eine Abnahme der Anteile in der Bonitätsklasse 4 auf Grund eines Rückgangs des Kreditvolumens festzustellen.

Die Portfoliostruktur nach Branchengruppen zeigt einen Anstieg der Risikoanteile in den Branchengruppen Versorgung und Wohnungsbaugesellschaften. Dies ist bei konstantem Exposure auf eine konservativere Bonitätseinschätzung von Kunden zurückzuführen. Der Anstieg des Anteils am Value-at-Risk für das Segment der Privatkunden ist wesentlich durch die im Berichtsjahr schwierigen wirtschaftlichen Rahmenbedingungen in Deutschland geprägt. In allen übrigen Branchengruppen ist eine stabile Entwicklung zu verzeichnen.

Verteilung des Kredit- und Kontrahentenrisikos nach Bonitätsklassen

Bonitätsklasse	Erwarteter Verlust		Value-at-Risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		HVB AG neu*		HVB AG neu*
Bonitätsklasse 1	0,2	0,3	0,6	1,2
Bonitätsklasse 2	1,0	1,0	4,2	2,6
Bonitätsklasse 3	2,4	3,2	8,1	8,3
Bonitätsklasse 4	11,2	17,0	17,3	22,1
Bonitätsklasse 5	13,8	14,4	22,2	17,6
Bonitätsklasse 6	16,7	17,6	18,6	16,6
Bonitätsklasse 7	17,0	19,6	11,2	18,3
Bonitätsklasse 8	37,7	26,9	17,8	13,3
Summe	**100,0**	**100,0**	**100,0**	**100,0**

* Zahlen unter Berücksichtigung der Abspaltung der Hypo Real Estate.

Verteilung des Kredit- und Kontrahentenrisikos nach Branchengruppen

Branche	Erwarteter Verlust		Value-at-Risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		HVB AG neu*		HVB AG neu*
Privatkunden	21,8	25,6	12,6	8,2
Versorgung	16,7	9,2	10,9	8,8
Wohnungsbaugesellschaften, Immobilien-Investoren, -Fondsgesellschaften	13,1	8,3	15,6	8,8
Bauträger, Developer, Hauptgewerbe	6,4	8,1	9,4	10,8
Dienstleistungen	6,2	5,9	9,2	6,4
Kommunikation	4,5	4,5	3,5	3,6
Nahrung	3,5	2,3	2,6	2,6
Konsum, Textil	3,4	3,3	2,7	3,4
Sonstige Finanzdienstleister	2,9	5,5	5,5	11,2
Gewerbetreibende	2,4	4,4	2,8	4,6
Gesundheit	2,2	2,4	2,5	2,5
Maschinenbau	2,1	3,3	3,0	6,8
Fahrzeuge	2,0	2,0	3,1	2,8
Stahl	2,0	1,3	1,7	2,0
Verlage, Medien, Druck	1,5	0,8	2,5	0,8
Öffentliche Haushalte, Organisationen ohne Erwerbszweck	1,3	0,7	1,2	0,9
Chemie	1,2	1,2	1,2	1,4
Verkehr, Logistik	1,0	1,2	1,1	1,5
Mineralöl	0,9	1,5	1,0	1,8
Elektro	0,8	0,7	0,9	1,1
Mobilienleasing	0,8	2,4	0,9	3,0
Banken	0,8	0,9	3,3	1,7
Software	0,6	0,5	0,3	0,6
Versicherungen	0,5	0,3	0,4	0,3
Papier	0,5	0,7	0,8	1,0
Luft- und Raumfahrt	0,4	2,5	0,5	2,7
Recycling, Entsorgung	0,2	0,2	0,2	0,2
Immobilien-Leasinggesellschaften	0,2	0,2	0,5	0,4
Hardware	0,1	0,1	0,1	0,1
Summe	**100,0**	**100,0**	**100,0**	**100,0**

* Zahlen unter Berücksichtigung der Abspaltung der Hypo Real Estate.

Länderrisiken

Die HVB Group-Definition des Länderrisikos beinhaltet sämtliche grenzüberschreitenden Transaktionen in Fremdwährung. Hierbei gehen die Positionen aus Kredit- und Handelsgeschäften einschließlich konzerninterner Geschäfte sowie das Emittentenrisiko handelbarer, festverzinslicher Wertpapiere ein. Zudem wird das so genannte »Sovereign Risk« (das heißt das Ausfallrisiko eines Staates oder staatlicher Organe) berücksichtigt.

Die Länderrisikomessung in der HVB Group wird im Wesentlichen durch die kurz- und mittelfristigen Länderratings bestimmt. Die Bonitätseinstufungen von Ländern bestehen aus zwei Komponenten: Mit empirisch kalibrierten statistischen Modellen lassen sich auf Basis von makroökonomischen Faktoren Ausfallwahrscheinlichkeiten und Verlustquoten bestimmen. Zudem ist die Beurteilung der politischen und sonstigen Soft Facts ein bestimmender Einflussfaktor für das finale Rating von Staaten, das in der HVB Group durch den volkswirtschaftlichen Research-Bereich vergeben wird.

Neben der Ausfallwahrscheinlichkeit und der Verlustquote wird auch die Strukturierung der Geschäfte in der Länderrisikomessung berücksichtigt.

Länderexposure* und Länder-Value-at-Risk nach Regionen

Regionen	Exposure	Exposure-Anteil	Value-at-Risk	Value-at-Risk-Anteil
	in Mio €	in %	in Mio €	in %
Afrika	796	1,1	6	8,5
Asien/Pazifik	8 574	12,3	12	16,9
Mittel- und Südamerika	7 671	11,0	16	22,5
Nordamerika	12 396	17,8	1	1,4
Westeuropa	30 910	44,3	0	0,0
Osteuropa	9 367	13,5	36	50,7
Summe	**69 714**	**100,0**	**71**	**100,0**

Länderexposure* und Länder-Value-at-Risk nach Bonitätsklassen

Bonitätsklasse	Exposure	Exposure-Anteil	Value-at-Risk	Value-at-Risk-Anteil
	in Mio €	in %	in Mio €	in %
Bonitätsklasse 1	44 435	63,7	0	0,0
Bonitätsklasse 2	9 397	13,5	8	11,3
Bonitätsklasse 3	8 499	12,2	17	23,9
Bonitätsklasse 4	4 824	6,9	18	25,4
Bonitätsklasse 5	1 060	1,5	4	5,6
Bonitätsklasse 6	1 068	1,5	12	16,9
Bonitätsklasse 7	175	0,3	3	4,2
Bonitätsklasse 8	51	0,1	1	1,4
Bonitätsklasse 9	205	0,3	8	11,3
Summe	**69 714**	**100,0**	**71**	**100,0**

* Nach Sicherheiten;
ohne wertberichtigte Geschäfte.

Auf Basis dieser Informationen wird in einem Portfoliomodell monatlich der Value-at-Risk aus Länderrisiken (Konfidenzniveau 99,95%) für die HVB Group ermittelt. Auf Grund der geringen Anzahl von Ländern sind Länderportfolios naturgemäß eher gering diversifiziert. Insofern ist eine korrekte Abbildung der Portfolio- und Diversifizierungseffekte zwischen Ländern, Regionen und Kreditrisiken ein wesentlicher Baustein unseres Portfoliomodells.

Unter methodischen Gesichtspunkten sind unsere interne Steuerung der Länderrisiken und die derzeit bekannten Eigenkapitalanforderungen nach Basel II durchaus vergleichbar. Insofern erreichen wir schon heute wichtige Steuerungseffekte, die im Zuge der Basel II-Anforderungen zu erwarten sind.

Auf Basis der aufgezeigten Methodik der Länderrisikomessung erfolgt auch die Risikolimitierung (Value-at-Risk-Limite) nach Regionen. So werden Geschäfte mit einem hohen Länderrisiko stärker auf das Regionen-Risikolimit angerechnet. Hiermit wird eine Begrenzung der Länderrisiken, eine risikoorientierte Portfoliosteuerung und ein flexibles, an den Geschäftspotenzialen ausgerichtetes Exposuremanagement angestrebt. Im Länderrisikomanagement gibt es zusätzlich Volumenslimite pro Land (unterteilt nach Produktrisikogruppen).

Risikoentwicklung im Jahresvergleich

Im Vergleich zum Vorjahr blieb die gute Portfoliostruktur unseres länderrisikorelevanten Geschäfts stabil. So liegt der Anteil des Länderexposures aus den Bonitätsklassen 1–4 am Gesamtexposure nahezu unverändert bei 96%. Ein Großteil hiervon entfällt auf hochentwickelte Länder bzw. Produkte mit geringem Transferrisiko.

Im Berichtsjahr ist ein starker Rückgang des Länderrisikorelevanten Exposures in der HVB Group um 37% zu verzeichnen. Hiervon sind alle Regionen mit Ausnahme Osteuropa und sämtliche Geschäftsaktivitäten, das heißt Kredit- und Handelsgeschäfte sowie Emittentenrisiko betroffen. Diese Entwicklung ist durch die konsequente Umsetzung der HVB-Strategie »Konzentration auf die Kernmärkte in Mittel- und Osteuropa« begründet. So kam es zu einer deutlichen Exposure-Reduzierung in der Region Mittel- und Südamerika. Hier wirkte sich auch die weiterhin angespannte wirtschaftliche Situation einzelner Länder Lateinamerikas aus. In den übrigen Regionen verringerte sich unser Exposure ebenfalls. Eine gegenläufige Entwicklung zeigt sich nur in Osteuropa. Ursache hierfür ist der anstehende EU-Beitritt ausgewählter Länder und die erwartete, wirtschaftliche Entwicklung dieser Region.

Länderexposure* nach Regionen und Produktkategorie

Regionen	Kreditgeschäft		Handelsgeschäft		Emittentenrisiko		Gesamt	
	2003	2002	2003	2002	2003	2002	2003	2002
	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €	in Mio €
		HVB Group		HVB Group		HVB Group		HVB Group
		neu		neu		neu		neu
Afrika	627	1 178	130	123	39	37	796	1 338
Asien/Pazifik	2 953	4 123	5 032	13 105	589	1 684	8 574	18 912
Mittel- und Südamerika	4 041	6 090	1 735	7 258	1 895	2 497	7 671	15 845
Nordamerika	5 402	7 070	5 090	6 017	1 904	2 591	12 396	15 678
Westeuropa	10 472	15 450	18 884	31 733	1 554	4 361	30 910	51 544
Osteuropa	6 418	5 388	2 030	1 261	919	807	9 367	7 456
Summe	**29 913**	**39 299**	**32 901**	**59 497**	**6 900**	**11 977**	**69 714**	**110 773**

* Nach Sicherheiten;
ohne wertberichtigte Geschäfte.

Top-Ten-Länder der Bonität 1 nach Exposure*

Länder	Exposure in Mio €	Exposure-Anteil in %
Großbritannien	22 318	32,0
USA	9 783	14,0
Schweiz	5 281	7,6
Japan	2 918	4,2
Dänemark	1 211	1,7
Kanada	1 157	1,7
Schweden	874	1,3
Norwegen	806	1,2
Liechtenstein	79	0,1
Andorra	7	0,0
Summe	**44 434**	**63,8**

* Nach Sicherheiten; ohne wertberichtigte Geschäfte.

Top-Ten-Länder ohne Bonität 1 nach Exposure*

Länder	Exposure in Mio €	Exposure-Anteil in %
Cayman Island on-shore**	3 771	5,4
Cayman Island off-shore**	2 489	3,6
Polen	1 716	2,5
Bermudas**	1 456	2,1
Ungarn	1 179	1,7
Tschechien	1 144	1,6
Hongkong	1 006	1,4
Slowenien	979	1,4
Kroatien	869	1,2
Australien	805	1,2
Summe	**15 414**	**22,1**

* Nach Sicherheiten; ohne wertberichtigte Geschäfte.
** Die Länderrisiken bzgl. der Lokationen Cayman Island bzw. Bermudas resultieren aus operativen Aktivitäten der HVB Group im Geld- sowie Emissionshandel/-geschäft.

Limitsysteme

Zentraler Bestandteil unseres Risikocontrollings und -managements ist der Einsatz von Limitsystemen, die ein ungewolltes bzw. unkontrolliertes Anwachsen unserer Risikopositionen verhindern. Während im Falle der Kreditrisiken die Limitüberwachung in den dezentralen Krediteinheiten erfolgt, wird sie für Kontrahenten-, Emittenten- und Länderrisiken zentral im Risikocontrolling durchgeführt.

Zur Überwachung des Kontrahenten- und Emittentenrisikos setzen wir weltweite Limitsysteme ein, welche in allen wesentlichen Lokationen der HVB Group, die Handelsgeschäft betreiben, online zur Verfügung stehen (Ausnahme: Bank Austria Creditanstalt-Gruppe, bei der die Limitüberwachung über separate Systeme erfolgt). Auf diese Weise wird jedem Händler eine aktuelle Limitprüfung und dem Risikocontroller eine unmittelbare Limitüberwachung pro Kontrahent bzw. Emittent ermöglicht. Jedes abgeschlossene Handelsgeschäft wird unverzüglich erfasst und auf das jeweilige Limit angerechnet.

Das Limitsystem umfasst dabei im Falle der Kontrahentenrisiken sowohl die Überwachung der so genannten Wiedereindeckungsrisiken (Pre-Settlement Risk) als auch die Überwachung der Erfüllungsrisiken (Settlement Risk). Für die Bank besteht immer dann ein Erfüllungsrisiko, wenn wir im Austausch von Zahlungen im Rahmen der Abwicklung des Geschäfts in Vorleistung treten ohne zum Zeitpunkt unserer Zahlung sicher zu wissen, dass die Gegenzahlung des Kontrahenten erfolgen wird. Dieses Risiko wird bereits bei Geschäftsabschluss für den zukünftigen Valutatag limitiert und überwacht, so dass ex ante eine Konzentration der Zahlungsbeträge auf nur einen Valutatag verhindert wird.

Im Falle der Wiedereindeckungsrisiken wird der Anrechnungsbetrag auch als »Exposure« oder »Kreditäquivalent« bezeichnet. Hierbei wird der aktuelle Marktwert eines Geschäfts um das so genannte »Add on« – einem Zuschlag für potenzielle Marktwertschwankungen über die Laufzeit des Geschäfts – erhöht. Das so ermittelte Exposure pro Kontrahent berücksichtigt sowohl Risiko reduzierende Netting-Vereinbarungen als auch Sicherheitenverträge, die den Kontrahenten verpflichten, auf täglicher Basis in Höhe des aktuellen Marktwertes der laufenden Geschäfte Sicherheiten zu stellen.

Portfoliosteuerung

Das für die konzernweite Kreditportfoliosteuerung verantwortliche Group Credit Portfolio Management hat in Zusammenarbeit mit den entsprechenden Einheiten der Geschäftsfelder die Aufgabe, das Risiko-Ertrags-Profil des Gesamtbankportfolios zu steigern und so einen wesentlichen Beitrag zur Erreichung unserer angestrebten Eigenkapitalrendite zu leisten. Auf Grund seiner zentralen Funktion kann es die Zusammensetzung der verschiedenen Teilportfolios in Bezug auf das Gesamtkreditportfolio optimieren, die sich auf Teilmärkten ergebenden Marktchancen ausnutzen und auf Gesamtbankebene erkennbaren Konzentrationsrisiken wirksam entgegensteuern.

Daher fiel diesem Bereich bei der im Berichtsjahr von unserer Bank angestrebten Reduzierung von Risikoaktiva und Konzentrationsrisiken eine zentrale Rolle zu. Kreditportfolios oder größere Einzelkredite wurden beispielsweise via Syndizierung, Unterbeteiligung oder Hedge-Konstruktionen (etwa mittels Kreditderivaten) an interessierte Investoren verkauft. Das wichtigste Instrument stellte jedoch die Verbriefung von Kreditforderungen dar. So wurden im Jahr 2003 sechs größere Securitizations-Programme mit einem Gesamttransaktionsvolumen von ca. 11,6 Mrd € und einer Entlastung der gewichteten Risikoaktiva nach BIZ von ca. 8,9 Mrd € erfolgreich durchgeführt.

Konzentrationsrisiken

Einen weiteren Schwerpunkt des Risikomanagements bildete die konsequente Limitierung und Steuerung von Risikokonzentrationen bei einzelnen Kreditnehmern bzw. Kreditnehmereinheiten durch die Einführung eines ratingabhängigen Limitsystems. So konnte mittels Syndizierungen, Hedgekonstruktionen oder Rückführung von Exposures in Abstimmung mit dem Kunden eine signifikante Reduzierung von Konzentrationsrisiken erreicht werden.

Risiko- und marktgerechtes Pricing

Zur Optimierung des Kreditportfolios und der damit einhergehenden Verbesserung der Profitabilität des Kreditgeschäfts setzt unsere Bank eine klar am Chancen-Risiko-Verhältnis ausgerichtete Pricingmethodik ein. Diese berücksichtigt in der Kreditmarge nicht nur das interne Rating des Kunden sowie alle relevanten Kosten und Risiken, sondern auch die regulatorische und ökonomische Kapitalbindung. Um Konsistenz mit den Kapitalmärkten zu gewährleisten, findet ein regelmäßiger Abgleich von Marktpreisen mit unseren Kreditmargen statt. Dieser differenzierte Pricingansatz ist flächendeckend implementiert und Bestandteil des Kreditgenehmigungsprozesses.

Ausblick 2004

Im Jahr 2004 werden wir unsere intensiven Projektaktivitäten zur Umsetzung des neuen Baseler Akkords fortsetzen. Im Fokus stehen hierbei die Weiterentwicklung einer integrierten Basel II-Datenbasis für Meldewesen und Adressrisikocontrolling sowie die Adjustierung unseres Rechenkerns entsprechend den Ergebnissen der Konsultationsphase. Darüber hinaus gilt es sicherzustellen, dass in unserer Bank sämtliche Mindestanforderungen an das Kreditgeschäft (MaK) rechtzeitig und vollständig erfüllt sind.

Im Rahmen unseres Kreditportfoliomanagements wollen wir die Handelbarkeit unseres Kreditportfolios weiterhin durch verstärkte aktive Nutzung der Kapitalmärkte erhöhen. Der Abgleich unserer Kreditmargen mit vergleichbaren Kapitalmarktpreisen ist ein wesentlicher Entscheidungsfaktor im Portfoliomanagement und Kreditgeschäft. Die konsequente Limitierung und Steuerung von Konzentrationsrisiken steht auch weiterhin im Fokus des Risikomanagements.

b) Liquiditätsrisiken

Das Liquiditäts- und Fundingmanagement war im Berichtsjahr geprägt durch die Maßnahmen unseres Transformationsprogramms. Bedingt durch die Reduzierung der Bilanzaktiva hat sich der Refinanzierungsbedarf am Geld- und Kapitalmarkt im Verlauf des Jahres sukzessive verringert. Damit konnten wir trotz eines im ersten Halbjahr schwierigen Marktumfelds unsere Fundingziele 2003 sogar übererfüllen und die Refinanzierungsstruktur der Bank stabil halten.

Konzernweite Liquiditätssteuerung

Unsere konzernweite Liquiditätssteuerung umfasst mehrere Komponenten, anhand derer wir offene Liquiditätsrisiken frühzeitig identifizieren, Liquiditätsinkongruenzen durch Limite und Fundingziele begrenzen sowie angemessene Liquiditätsreserven für definierte Stress-Situationen bestimmen und entsprechend vorhalten.

Die Grundsätze und Regeln der Liquiditätssteuerung sind in einer vom Konzernvorstand verabschiedeten Group-Liquidity-Policy festgelegt und werden vom Group Asset Liability Management umgesetzt. Der Konzernvorstand und unser Group Asset Liability Committee werden regelmäßig über die aktuelle Liquiditäts- und Refinanzierungssituation informiert.

Kurzfristiges Liquiditätsrisiko

Die Beurteilung und Begrenzung der kurzfristigen Liquiditätsrisiken basiert auf täglichen Liquiditätsreports, die

Liquiditätslimite

die relevanten Cashflows sowie die freien und jederzeit liquidierbaren Wertpapierbestände der wichtigsten Konzerneinheiten aufzeigen. Auf der Grundlage dieser beiden Komponenten werden kumulative Limite beginnend mit dem folgenden Bankarbeitstag bis zu einem Monat festgelegt, deren Einhaltung wir täglich überwachen.

Im Rahmen dieses mit konservativen Annahmen unterlegten Limitsystems haben wir zum Jahresende 2003 für den folgenden Bankarbeitstag einen positiven Gesamtsaldo von 13 Mrd € für den Konzern ausgewiesen.

Der Bestand an frei verfügbaren zentralbankfähigen Wertpapieren, die kurzfristig zum Ausgleich unerwarteter Liquiditätsabflüsse zum Beispiel aus erhöhten Inanspruchnahmen von zugesagten Kredit- und Liquiditätslinien eingesetzt werden können, belief sich zum Jahresende auf 17 Mrd €.

Liquiditätsstruktur

Neben unserem internen Liquiditätsrisiko-Steuerungssystem unterliegen wir den aufsichtsrechtlichen Vorschriften des Liquiditätsgrundsatzes II. Die relevante Kennzahl der HVB AG hat sich im Jahresvergleich von 1,09 per 31. Dezember 2002 auf 1,22 per 31. Dezember 2003 verbessert. Dieses entspricht, verglichen mit der vorgeschriebenen Mindestgröße von 1, einem Überschuss der Zahlungsmittel gegenüber den Zahlungsverpflichtungen des Folgemonats von 16,3 Mrd €.

Refinanzierungsrisiko

Auf Grund unserer breiten Refinanzierungsbasis und Platzierungskraft am Kapitalmarkt können wir eine an-

Breite Refinanzierungsbasis

gemessene Refinanzierung des Aktivgeschäfts hinsichtlich Fristigkeit und Konditionen auch in schwierigen Marktphasen sicherstellen. Unsere Pfandbriefe mit ihrer besonderen Bonität und Liquidität stellen dabei unverändert das wichtigste Instrument dar.

Der langfristige Refinanzierungsbedarf wird in einem abgestimmten Prozess auf Basis der erwarteten Geschäftsentwicklung ermittelt und regelmäßig aktualisiert. Die daraus abgeleiteten jährlichen Fundingziele berücksichtigen die Sicherstellung einer ausgewogenen Fristigkeits-Struktur der Aktiva und Passiva in definierten Laufzeitbändern. Die Zielvorgaben werden in unserem Group Funding Management kostenoptimiert umgesetzt. Eine monatliche Plan-Ist-Analyse gewährleistet einen aktuellen Überblick über die Fundingsituation.

Langfristige Fundingmittel

Der Bedarf an langfristigen Fundingmitteln der HVB Group konnte in 2003 im Vergleich zum Vorjahr insbesondere durch den Effekt des Spin-offs der Hypo Real Estate Group deutlich um etwa 28 Mrd € reduziert werden. Diese Entwicklung wollen wir unter anderem durch den weiteren Ausbau unserer stabilen Kundeneinlagen sowie den Einsatz von Securitization-Maßnahmen fortsetzen. Die unbesicherte Mittelaufnahme über Commercial Paper-Programme und Certificates of Deposits hat sich in 2003 um etwa 11 Mrd € verringert, wodurch sich die Diversifikation und Stabilität unserer Refinanzierungsbasis verbessert.

Marktliquiditätsrisiko

Marktliquiditätsrisiken werden durch die strikte Begrenzung der zulässigen Märkte für die einzelnen Handelsportfolios gesteuert. Im Rahmen unserer Stresstests ermitteln wir für ausgewählte Szenarien deren Risikopotenzial.

c) Marktrisiken

Unter Marktrisiko verstehen wir den potenziellen Verlust, der durch die Veränderung von Preisen an Finanzmärkten für unsere Positionen entstehen kann. Dieser umfasst Zins-, Devisen-, Aktien- und Credit Spread-Risiken.

Wir errechnen konzernweit unsere Marktrisiken sowohl für das Handelsbuch als auch für das Bankbuch. Die Steuerung der täglichen Cashflows aus dem Bank- und Hypothekenbankgeschäft erfolgt in der AG im Group Treasury Management, bei den betreffenden Konzerntöchtern in ihrer jeweiligen Treasury- bzw. Asset Liability Management-Einheit.

Quantifizierung

Zum Zweck der täglichen Risikomessung und -steuerung quantifizieren wir den Value-at-Risk mit einem Konfidenzniveau von 99% und einer Haltedauer von 1 Tag. Für die Ermittlung und Allokation des Risikokapitalbedarfs für Marktrisiken wird dieser Value-at-Risk analog der anderen Risikoarten auf ein Konfidenzniveau von 99,95% und eine Haltedauer von 1 Jahr unter Berücksichtigung von Portfolioeffekten skaliert.

Zur Ermittlung des Value-at-Risk verwenden wir ein Internes Modell auf der Basis eines Monte-Carlo-Simulationsansatzes. Das bisher in München und London zur Ermittlung des Zinsänderungsrisikos eingesetzte Modell wurde in 2003 um die Messung des Credit Spread-Risikos sowie um die Filialen in New York und Asien erweitert. Die Erweiterungen wurden von der Bundesanstalt für Finanzdienstleistungsaufsicht (BAFin) zum Jahresende abgenommen.

Mit der Erweiterung des Internen Modells haben wir eine deutliche Verminderung des Eigenmittelbedarfs für Marktrisiken gegenüber dem bisher eingesetzten Standardverfahren erreicht. Im Vergleich zum 31. Dezember 2002 (HVB Group neu) sank der Eigenmittelbedarf gemäß BIZ von 2314 Mio € auf 1736 Mio € zum 31. Dezember 2003.

Als weiteren Risikoansatz verwenden wir für die Devisen- und Aktienrisiken sowie für Teile der Zinsrisiken des Bankbuchs in der AG einen statistischen Ansatz mit verschiedenen konservativen Annahmen (unter anderem separate Betrachtung von Währungen, Vernachlässigung von Risiko mindernden Korrelationseffekten). Darüber hinaus werden im Konzern angemessene Verfahren wie beispielsweise ein Varianz-Kovarianz-Ansatz eingesetzt.

Auf aggregierter Basis ergaben sich im Jahresverlauf für unsere Handelsbestände in der HVB Group die in der Tabelle aufgezeigten Marktrisiken. Auf Grund der verbesserten Risikomessung durch den erweiterten Einsatz des Internen Modells kommt es im 4. Quartal zu einer deutlichen Reduktion des Value-at-Risk aus zinsbezogenen Geschäften. Unter dieser Risikokategorie sind auch die Credit Spread-Risiken ausgewiesen.

Marktrisiko der Handelsaktivitäten

Value-at-Risk, 99% Konfidenzniveau, 1 Tag Haltedauer

in Mio €	Durchschnitt 2003*	31. 12. 2003	30. 9. 2003	30. 6. 2003	31. 3. 2003	31. 12. 2002 HVB Group neu	31. 12. 2002 HVB Group alt
Zinsbezogene Geschäfte	54	17	51	69	80	61	61
Währungsbezogene Geschäfte	16	17	15	15	17	12	12
Aktien-/Indexbezogene Geschäfte	49	60	51	50	33	26	26
Summe	**119**	**94**	**117**	**134**	**130**	**99**	**99**

* Arithmetisches Mittel.

Die Value-at-Risk-Werte, die nicht über das Interne Modell ermittelt werden, stellen auf Grund der konservativen Annahmen, die ihrer Berechnung zugrunde liegen, eine entsprechend vorsichtige Abschätzung unseres Marktrisikos dar. Mit dem weiteren Ausbau des Internen Modells werden sich daher unsere Value-at-Risk-Werte künftig nochmals reduzieren.

Im Bankbuch ergaben sich zum Jahresende Marktrisiken in Höhe von 50 Mio € (Ultimo 2002 HVB Group neu: 45 Mio €, 1-tägige Haltedauer), davon 38 Mio € aus aktivischen und passivischen Festzinszusagen.

Die Angemessenheit der Risikomessmethodik wird durch ein regelmäßiges Backtesting überprüft, das die errechneten Value-at-Risk-Werte mit den aus den Positionen errechneten Marktwertänderungen vergleicht.

Außerdem führen wir laufend Stresstests durch, die das Verlustpotenzial unserer Marktrisikopositionen auf Grund außerordentlicher Ereignisse und Worst-Case-Szenarien zeigen. Die Spanne der untersuchten Szenarien reicht von einfachen Zinsschocks bis zum Ausfall großer Marktteilnehmer oder einem Totalzusammenbruch aller Korrelationen.

Limitüberwachung

Die Steuerung der Risikopositionen im Bank- und Handelsbuch erfolgt über ein einheitliches, hierarchisches Limitsystem, das das Verlustpotenzial aus Marktrisiken begrenzt. Die Risikolimite werden jährlich vom Gesamtvorstand genehmigt und dürfen nicht überschritten werden.

Limitüberschreitungen in Teilportfolios werden unmittelbar eskaliert und die zeitnahe Rückführung überwacht. Das Marktrisikocontrolling hat unmittelbaren Zugang zu den im Handel eingesetzten Front-Office-Systemen und überwacht damit auch Intraday die Risikosituation und Limiteinhaltung.

Ergänzend zum Value-at-Risk werden die Stressrisiken in der AG über ein Ampelkonzept überwacht. Bei »Rot« werden die Konsequenzen aus den Stressszenarien zwischen Risikomanagement und Risikocontrolling erörtert und gegebenenfalls entsprechende Managementmaßnahmen eingeleitet.

Ausblick 2004

Im Jahr 2004 liegt der Schwerpunkt unserer Aktivitäten im weiteren Ausbau des Internen Modells zum Full Use. Dazu wird das Interne Modell im nächsten Schritt um die Messung der Risiken aus Aktien und Devisen erweitert.

Im Rahmen der Umsetzung der Anforderungen, die Basel II an das Management und Controlling der Zinsänderungsrisiken im Bankbuch stellt, werden wir auch diese Positionen in die Prozesse und Methoden des Internen Modells integrieren.

d) Operationelle Risiken

Operationelles Risiko ist die Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse.

Im Fokus 2003

Im Geschäftsjahr 2003 konzentrierten wir uns – neben den nachfolgend genannten Maßnahmen zum Management der Risiken und zur Vermeidung daraus resultierender Verluste – auf die übergreifenden Projekte zur Vorbereitung der gemäß Basel II voraussichtlich ab 2007 geforderten Eigenkapitalunterlegungspflicht für operationelle Risiken und der gleichzeitigen Umsetzung in EU- und nationales Recht. Besonders hervorzuheben sind hierbei:

- die Einführung einer web-basierten Operational Risk – Loss Database (»OpRisk^{LDB}«) zur Gewährleistung der vollständigen Verlustdatensammlung,
- die weitgehend automatisierte Transformation unserer Verlustdaten und Ertragsstruktur auf die »Business Lines« gemäß der Baseler Vorgaben,
- die Adjustierung der Prozesse zum Management operationeller Risiken auf die Anforderungen von Basel, insbesondere die »Sound Practices for the Management and Supervision of Operational Risk«,
- die Weiterentwicklung der bisher eingesetzten Control Self Assessments hin zu kombinierten Risk- und Control-Assessments.

Bezüglich der aufsichtsrechtlichen Ermittlung der notwendigen Eigenmittelunterlegung in der HVB Group werden wir zumindest den »Standardised Approach« mit allen diesbezüglichen Anforderungen umsetzen. Gleichzeitig wollen wir die Basis schaffen für den möglichen Ausbau unseres Verlustverteilungsansatzes (»Loss Distribution Approach«) zum regulatorisch anerkannten »Advanced Measurement Approach«.

Wir sind überzeugt, mit den laufenden Projekten Basel II und die EU-Richtlinien termingerecht umsetzen zu können. Darüber hinaus sind bereits jetzt erhebliche Zuwächse an Informationsqualität und Risikobewusstsein zu verzeichnen.

Verlustdatensammlung Mit Hilfe eines mehrstufigen Prozessablaufs und einheitlicher Standards bei der online-Erfassung in der OpRisk[LDB] ist die von Basel geforderte dreijährige Historie der Sammlung von Verlustereignissen vollständig sichergestellt. Die verschiedenen Rollen mit definierten Rechten und Pflichten sichern auch unsere internen Qualitätsansprüche.

Messmethodik Zur Quantifizierung des Operational-Value-at-Risk setzen wir den »Loss Distribution Approach« ein. Dieser Ansatz wird in Basel II explizit als quantitatives Element des »Advanced Measurement Approach« genannt. Unser Quantifizierungsmodell verwendet interne und externe Daten, um die Verlustverteilungen zu bestimmen. Mittels Monte-Carlo-Simulation werden unter Berücksichtigung Risiko mindernder Maßnahmen wie Versicherungsprogramm und verbesserte Kontrollqualität die Value-at-Risk-Werte ermittelt.

Auf Grund der Messmethodik mittels Verlustdaten ist der Operational-Value-at-Risk ein vergangenheitsbezogener Wert. Da aber gerade die aktuellen Entwicklungen von Kontrollen und Prozessen den Value-at-Risk beeinflussen, wird deren Qualität im Rahmen eines Control-Self-Assessment (CSA) jährlich gemessen und fließt als gegenwartsbezogener Qualitätsscore in die quantitative Ermittlung ein.

Auf Basis der gemessenen AG-Risikowerte werden die Value-at-Risk-Werte für Operational Risk der Konzerntöchter abgeleitet.

Risikomanagement Die Verantwortung für die Steuerung der operationellen Risiken, das heißt für Maßnahmen zur Verminderung, Vermeidung oder Versicherung dieser Risiken, haben die jeweiligen Risikomanager in unseren Geschäftsfeldern und Dienstleistungsbereichen. Für das abgelaufene Geschäftsjahr sind folgende Maßnahmen hervorzuheben:

Geschäftsfelder und Dienstleistungsbereiche
Im Geschäftsfeld Deutschland wurde der erste Test zur Einführung des Risk Assessment für alle Produkt- und Prozessbereiche erfolgreich durchgeführt. Darüber hinaus wurden verschiedene Maßnahmen zur Verbesserung der Gebäudesicherheit, der Vertragsgestaltung mit Subunternehmern/Drittanbietern und der Datenqualität zur Einhaltung der zunehmend höheren gesetzlichen Anforderungen bei Kontoeröffnungen durchgeführt.

Im Geschäftsfeld Corporates & Markets wurde durch Umsetzung technischer Neuerungen der Automatisierungsgrad im Frontoffice erhöht. Ziel des zusätzlich begonnenen Reengineering der Wertpapierprozesse ist es, durch höheren Automatisierungsgrad und technische Unterstützung den Gesamtprozess beim Übergang vom Handel zur Abwicklung deutlich sicherer und effizienter zu machen.

Bewältigung von Krisensituationen
Das im Vorjahr optimierte Krisenmanagementsystem der Bank wurde mehrfach mit positiven Ergebnissen hinsichtlich der Zusammensetzung des Krisenstabes, der Effektivität der Kommunikation und des Funktionierens der erforderlichen Rahmenbedingungen und Abläufe getestet.

Prozessablauf bei Operational Risk-Verlustereignissen



Auftreten eines Verlustereignisses
Klärung
Operational Risk – Loss Database
Erfassung
Freigabe
Qualitätssicherung
Abschluss
Reporting und Controlling

IT-Risiken
Sicherheitsreviews und -audits bei neuen bzw. gravierend veränderten Applikationen und Infrastrukturkomponenten trugen dazu bei, das Risiko des Produktionseinsatzes deutlich zu reduzieren.

Durch die Einführung eines Security-Incident-Prozesses konnten durch umgehende Risikoeinschätzung und daraus resultierende Gegenmaßnahmen speziell im dritten Quartal Schäden wegen diverser Viren und Sicherheitslücken im Microsoft Internet Explorer verhindert werden.

Rechtliche Risiken
Für das Management der rechtlichen Risiken ist der Konzernbereich Recht zuständig. Im Rahmen seiner Corporate Center-Funktion legt er einheitliche Standards für das Legal-Risk-Management im Konzern fest und überwacht deren Einhaltung. Die Umsetzung neuer oder geänderter gesetzlicher Vorgaben oder gerichtlicher Urteile erfolgt in zeitlich engem Rahmen durch die Rechtsabteilungen in den jeweiligen Konzerngesellschaften im In- und Ausland.

Soweit auf Grund der Entscheidung des Bundesgerichtshofs aus dem Jahr 2002 Kunden ihre Immobiliendarlehensverträge nach dem Haustürwiderrufsgesetz widerrufen, hat dies für die Bank keine nennenswerten wirtschaftlichen Auswirkungen, da der Darlehensnehmer nach mittlerweile gefestigter Rechtsprechung zur Rückzahlung der Darlehensvaluta verpflichtet bleibt. An dieser Sachlage ändert auch der Vorlagebeschluss des LG Bochum vom 29. Juli 2003 zum Europäischen Gerichtshof nichts, da eine Entscheidung des EUGH nach der Auffassung des BGH in keinem Fall Auswirkungen auf bestehende Verträge in Deutschland hat.

Der BGH hatte mit Urteil vom 26. November 2002 den Hauptversammlungsbeschluss unserer Bank vom Mai 1999 betreffend die Bestellung der KPMG zum Abschlussprüfer für das Geschäftsjahr 1999 aufgehoben. Der Jahresabschluss für das Geschäftsjahr 1999 bleibt nach unserer Überzeugung, die durch externe Gutachten bestätigt wird, davon unberührt. Entgegen der von vereinzelten Aktionären vertretenen Ansicht ist der Jahresabschluss insbesondere nicht nichtig, da die Nichtigkeit nur innerhalb sechs Monaten nach seiner Veröffentlichung geltend gemacht werden kann. Das genannte Urteil des BGH haben dieselben Aktionäre insbesondere zum Anlass genommen, auch die Wirksamkeit der Jahresabschlüsse 2000 bis 2002 der Bank in Frage zu stellen. Das LG München hat die diesbezügliche Klage als rechtsmissbräuchlich abgewiesen, das OLG die dagegen gerichtete Berufung durch einstimmigen Beschluss zurückgewiesen, da die Annahme des Rechtsmissbrauchs durch das LG rechtsfehlerfrei sei. Hiergegen haben die Kläger insbesondere wegen angeblicher Verletzung rechtlichen Gehörs Anhörungsrüge, außerordentliche Beschwerde sowie Rechtsbeschwerde eingelegt, außerdem mehrere verfassungsgerichtliche Überprüfungen beantragt. Wir gehen davon aus, dass diese – teils gesetzlich nicht vorgesehenen – Rechtsbehelfe keine Aussicht auf Erfolg haben.

Gegen die Wahl der Anteilseignervertreter in den Aufsichtsrat der HVB AG in der letzten Hauptversammlung unserer Bank vom 14. Mai 2003 hat ein Aktionär Anfechtungsklage erhoben, da er die gewählte Abstimmungsmethode als unzulässig erachtet; der Aktionär fühlt sich insoweit durch ein nach der Hauptversammlung unserer Bank ergangenes BGH-Urteil vom 21. Juli 2003 zur Blockabstimmung bestätigt. Aus unserer Sicht lässt sich dem genannten BGH-Urteil jedoch keine Aussage zu den Voraussetzungen einer Blockabstimmung bei Aufsichtsratswahlen entnehmen.

Gegen den Zustimmungsbeschluss zum Spaltungsplan in der Hauptversammlung vom 14. Mai 2003 wurden Klagen bei Gericht eingereicht; das OLG München hat indes festgestellt, dass die Klagen einer Eintragung der Abspaltung nicht entgegenstehen. Die gegen den Beschluss des OLG München gerichteten Rechtsbehelfe haben aus unserer Sicht keine Aussicht auf Erfolg. Unabhängig davon ist mit Eintragung im Handelsregister die Abspaltung unumkehrbar wirksam geworden.

Ausblick 2004

Im Jahr 2004 werden wir das Hauptaugenmerk auf die Endergebnisse des Basel II-Konsultationsprozesses und die weitere Umsetzung der laufenden Projekte richten.

Daneben werden wir durch Maßnahmen im Bereich des Risikomanagements laufend weitere Verbesserungen zur Reduzierung der operationellen Risiken erzielen.

e) Geschäftsrisiken
Als Geschäftsrisiken definieren wir unerwartete negative Veränderungen des Geschäftsvolumens und/oder der Margen, die nicht auf andere Risikoarten zurückzuführen sind. Die Folge sind nachhaltige Ergebnisrückgänge mit entsprechender Auswirkung auf den Marktwert eines Unternehmens. Geschäftsrisiken können sowohl aus deutlich verschlechterten Marktbedingungen als auch Veränderungen der Wettbewerbsposition oder des Kundenverhaltens resultieren.

Die Messung unserer Geschäftsrisiken basiert auf Erlös- und Kostenvolatilitäten unter Berücksichtigung der Korrelationen. Die operative Steuerung des Geschäftsrisikos liegt im Rahmen des allgemeinen Ertrags- und Kostenmanagements in der Verantwortung der einzelnen Geschäftseinheiten.

Vor dem Hintergrund des anhaltend schwierigen Marktumfeldes haben wir in 2003 unser striktes Kostensenkungsprogramm weiter fortgesetzt. Des Weiteren wurde eine Reihe von Maßnahmen aufgesetzt, die wir im laufenden Jahr konsequent fortführen werden, um unsere Ertragskraft durch noch stärkere Kundenorientierung, aber auch verbesserte Nutzung unseres internen Konzernnetzwerkes zu steigern.

f) Risiken aus bankeigenem Immobilienbesitz
Der Großteil unseres Immobilienbestands befindet sich in der HVB Immobilien AG bzw. der HVB Gesellschaft für Gebäude mbH & Co KG sowie deren Töchtern. Die HVB Immobilien AG ist dabei für das Portfoliomanagement, die Projektentwicklung und -realisierung, das Immobilienmanagement sowie für Verkauf/Vermietung der eigenen Immobilien verantwortlich.

Unsere konzernweite Messung von Immobilienrisiken mittels eines Value-at-Risk-Ansatzes basiert auf den Marktwerten der Immobilien sowie entsprechenden historischen Volatilitäten, die wir aus geeigneten Immobilienindizes bestimmen. Hierbei werden Korrelationen zwischen einzelnen Regionen berücksichtigt.

g) Risiken aus Anteils-/Beteiligungsbesitz
Unter dieser Risikoart erfassen wir die Marktpreisschwankungen unseres börsennotierten und nicht börsennotierten Anteils-/Beteiligungsbesitzes, wobei das Schwergewicht des Portfolios bei unseren größeren Finanzpaketen Allianz und Münchener Rück liegt. Nicht enthalten sind hier unsere operativen Konzerntöchter, da deren Risiken bereits differenziert nach den anderen Risikoarten ermittelt werden und dort erfasst sind.

Der Value-at-Risk wird prinzipiell auf Basis der Marktwerte und Volatilitäten dieser Beteiligungen bestimmt. Bei nicht börsennotierten Werten werden die Buchwerte als Marktwertschätzer sowie eine Indexvolatilität herangezogen. Um die jüngere Vergangenheit in der Risikoberechnung adäquater zu berücksichtigen, erfolgt eine exponentielle Gewichtung bei der Ermittlung der Volatilitäten, wobei der längerfristigen Haltedauer von Beteiligungen Rechnung getragen wird.

Bereinigung Beteiligungsportfolio

Die Portfoliosteuerung unseres gesamten Anteils-/Beteiligungsbesitzes (inklusive operativer Konzerntöchter) erfolgt durch den Gesamtvorstand. Die im Jahr 2003 erfolgte konsequente Bereinigung unseres nicht strategischen Beteiligungsportfolios war ein Schwerpunkt unseres Transformationsprogramms mit dem Ziel der Fokussierung auf das Kerngeschäft, der Reduktion von Komplexität sowie der Freisetzung von Kapital.

Im Rahmen eines IPO haben wir im Juli einen Anteil von 22,5% der Bank Austria Creditanstalt an der Börse platziert. Im 3. Quartal erfolgte die Abspaltung des Großteils unseres kommerziellen Immobilienfinanzierungsgeschäfts durch den Spin-off der Hypo Real Estate Group. Des Weiteren konnten wir die norisbank und die Bank von Ernst mit substanziellen Buchgewinnen verkaufen.

In 2004 wird neben dem weiteren Abbau unserer Finanzbeteiligungen sowie der kontinuierlichen Adjustierung unseres Konzernprofils insbesondere die Integration der Vereins- und Westbank AG im Fokus der Aktivitäten stehen (siehe auch Financial Review in diesem Geschäftsbericht).

Insolvenzentwicklung in Deutschland


Zahl der Unternehmensinsolvenzen in Tausend
40
30
20
10
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
2004*

* Hochrechnung/Prognose.
Quellen: Creditreform;
Prognose 2004: HVB Group,
Economic Research.

h) Strategische Risiken

Strategische Risiken resultieren daraus, dass das Management wesentliche Trends, die die Struktur des Bankensektors als Ganzes oder einzelne Geschäftsfelder betreffen, nicht frühzeitig genug erkennt oder falsch einschätzt und in der Konsequenz unvorteilhafte Grundsatzentscheidungen trifft, die nicht oder nur schwer reversibel sind.

Strategische Risiken können nicht mit quantitativen Methoden erfasst und gesteuert werden. In diesem Bereich ist eine laufende Beobachtung des nationalen und internationalen Umfeldes sowie die Überprüfung der eigenen strategischen Positionierung notwendig, um bei Bedarf schnell und konsequent mit einer Anpassung des Geschäftsmodells bzw. von Geschäftsprozessen zu reagieren. Die HVB Group hat hier mit ihrem in 2003 aufgesetzten Transformationsprogramm den Grundstein gelegt, um gestärkt und zukunftsorientiert aus den gegenwärtigen Veränderungen hervorzugehen.

Gesamtwirtschaftliche Risiken

Unsere Bank agiert weiterhin in einem relativ schwierigen konjunkturellen Umfeld. Zwar haben sich die Wachstumsaussichten inzwischen merklich verbessert. Allerdings sind nach drei Jahren der Stagnation und stark rückläufiger Aktienkurse die Reserven bei den Unternehmen abgeschmolzen, so dass neuerliche Belastungen nur sehr schwer verkraftet werden können. Die Euro-Aufwertung wirkt sich tendenziell dämpfend auf die Gewinnaussichten aus. Zwar dürfte die Zeit der Großinsolvenzen vorbei sein; kleine und mittlere Unternehmen bleiben jedoch gefährdet (Hochrechnung Insolvenzen 2003: 39 700, Prognose 2004: 38 000).

Risiken für die Geschäftsentwicklung liegen zum einen darin, dass die wirtschaftliche Erholung in Deutschland, aber auch weltweit schneller wieder abbrechen könnte als erwartet. Das hätte unter anderem eine Verschärfung des Negativtrends bei den Unternehmensinsolvenzen zur Folge. Problematisch wäre zum Zweiten eine akzentuierte und über die Erwartung hinaus gehende Aufwertung des Euro. Drittens besteht die Gefahr eines schnelleren und vor allem ausgeprägteren Zinsanstiegs, der die Finanzierung im Unternehmenssektor erschweren und einer Verbesserung des Investitionsklimas entgegenstehen würde.

Strukturwandel im Bankensektor

Der deutsche Bankenmarkt war im Jahr 2003 weiterhin von strukturellen Problemen gekennzeichnet. Diese ergeben sich zum einen auf Grund bankenspezifischer Besonderheiten, wie zum Beispiel Überkapazitäten oder hoher Fragmentierungsgrad. Konsolidierungsprozesse fanden auch in 2003 kaum, und wenn, dann immer noch fast ausschließlich im öffentlich-rechtlichen oder genossenschaftlichen Sektor statt. Sektorübergreifende Konsolidierungen kamen nicht vor. Zum anderen sind nachhaltige gesamtwirtschaftliche Verbesserungen, wie der Abbau bestehender Überregulierungen oder arbeitsmarktpolitische Reformen, bisher ausgeblieben.

Die deutschen Privatbanken legten nach einem verlustreichen Geschäftsjahr 2002 ihren Fokus daher auf Restrukturierungsprozesse. Diese umfassten neben der Durchführung strikter Kostensenkungsmaßnahmen auch die Redimensionierung des Geschäftsauftrags durch

Marktanteile im deutschen Bankensektor

gemessen an der Bilanzsumme in %



Öffentlich-rechtliche Banken 48,5
Privatbanken 39,9
Genossenschafts-banken 11,6

Quelle: Deutsche Bundesbank, Stand: November 2003; eigene Berechnungen.

Risk Report

Abbau von Komplexitäten und damit einhergehend die Fokussierung auf Kernkompetenzen. Trotz einer dadurch im Berichtsjahr verbesserten operativen Ertragssituation liegt das Rentabilitätsniveau der deutschen Privatbanken weiterhin deutlich unter dem europäischen Durchschnitt. Wir gehen allerdings davon aus, dass es in 2004 zu einer weiteren Verbesserung der operativen Ertragssituation kommen wird. Angesichts sich langsam erholender gesamtwirtschaftlicher Rahmenbedingungen dürften sich die Nachfrage nach Bankdienstleistungen erhöhen und Ausfälle von Kreditengagements weiter verringern. Zudem können die meisten Banken nach den tiefgreifenden Restrukturierungs- und Kostenmaßnahmen effizienter und flexibler auf Marktveränderungen reagieren (siehe auch Financial Review in diesem Geschäftsbericht).

Die Transformation der HVB Group

Im Rahmen der Transformation hat die HVB Group in 2003 ihre strategischen Ziele, die Wertschöpfungs- und Kapitalkraft deutlich zu verbessern, konsequent umgesetzt. Zur Fokussierung auf das Kerngeschäft haben wir den Großteil des kommerziellen Immobiliengeschäfts in die Hypo Real Estate Group abgespalten. Die angestrebte Reduzierung gewichteter Risikoaktiva zur Verbesserung der Kernkapitalquote sowie zur Optimierung unseres Risikoprofils bedurfte eines weit reichenden Maßnahmenbündels. Hier leisteten unsere umfangreichen Securitization-Aktivitäten sowie die Reduzierung unseres nicht strategischen Beteiligungsbesitzes einen wesentlichen Beitrag. Zudem trennten wir uns von Randaktivitäten, wie zum Beispiel dem US-Immobilienportfolio.

Mit unserer adjustierten Positionierung sind auch gewisse strategische Risiken verbunden. Die Veräußerung von Aktivitäten, die nicht zum Kerngeschäft gehören, verringert im ersten Schritt die Ertragsbasis des Konzerns. Dies muss durch entsprechendes Ertragswachstum in den Kerngeschäftsfeldern kompensiert werden.

Personalabbau

Die für 2003 geplante Personalreduktion konnte planmäßig realisiert werden. Bereinigt um Veränderungen im Konsolidierungskreis waren am Ende des Jahres 4357 Mitarbeiter weniger in der HVB Group beschäftigt als ein Jahr zuvor. Mit einem Rückgang der Beschäftigtenzahl um 2579 war die HVB AG in besonderem Umfang beteiligt.

Wegen der konsequenten Umsetzung im Berichtsjahr wird der Personalstand der HVB AG (ohne Integration der Vereins- und Westbank AG) im Jahr 2004 nur leicht sinken. In der Kreditorganisation und in Abwicklungs-/ Verwaltungseinheiten sind noch moderate Reduzierungen vorgesehen, denen ein gezielter Aufbau im Vertrieb gegenüber steht.

Die Integration der Vereins- und Westbank AG in die HVB AG wird Synergieeffekte generieren, deren Realisierung auch mit einem Stellenabbau verbunden ist. Ein operatives Risiko ist nicht gegeben, da essentielle Aufgaben im Rahmen eines Integrationsfahrplans auf andere Einheiten übertragen werden.

Die Personalabbauziele in Österreich für 2004 sind anspruchsvoll. Dabei sind teilweise gravierende Änderungen in relevanten Gesetzen (Frühpensionierungen, Altersteilzeit) sowie die weiterhin unter den Erwartungen liegenden Renditen der betrieblichen Pensionskassen zu beachten.

In den Ländern Zentral- und Osteuropas (CEE) kam es im Jahr 2003 im Rahmen der Integrationsprojekte in Polen und Bulgarien zu einem konsequenten Abbau weiterer rund 1460 Stellen, womit die Grundlage für weiterhin sinkenden Personalaufwand geschaffen wurde. Weitere Prozessoptimierungen, aber auch selektive Veränderungen im Dienstrecht, werden 2004 vor allem in Polen weitere Einsparungen ermöglichen. Die Vorbereitungen zur Fusion in Bosnien laufen plangemäß, die damit verbundene Reduzierung der Mitarbeiterzahl kann im Rahmen der lokalen rechtlichen Rahmenbedingungen umgesetzt werden. Durch die geplanten Maßnahmen sind in der Region CEE trotz selektiver Erhöhungen in Wachstumsmärkten insgesamt weitere Einspareffekte gesichert.

Insgesamt erwarten wir aus der Umsetzung der geplanten Personalreduzierungen keine Risiken.

Zusammenfassende Darstellung

Das Controlling und Geschäftsfeld übergreifende Management von Risiken ist in der HVB Group unter dem Ver-

Chief Risk Officer-Organisation

antwortungsbereich des Chief Risk Officers zusammengefasst. Da die neuen aufsichtsrechtlichen Mindestanforderungen an das Kreditgeschäft (MaK) eine durchgängige Trennung der Vertriebs- und Kreditorganisation erfordern, wurden im Berichtsjahr auch die bis dato in den Geschäftsfeldern anhängigen regionalen Krediteinheiten sowie der Bereich Sanierung und Workout in den Verantwortungsbereich des Chief Risk Officers integriert. Die regionalen Krediteinheiten sind dabei organisatorisch im Group Credit Risk Management angesiedelt, welches für die Kreditrisikosteuerung der HVB Group verantwortlich ist. Das Group Asset Liability Management ist für die Liquiditäts- und Fundingsteuerung sowie das Aktiv-Passiv-Management zuständig. Die Messung und Überwachung unserer Risiken inklusive Berichtswesen an den Vorstand erfolgt durch das Risikocontrolling.

Kapitalmarktorientiertes Steuerungssystem

Die HVB Group verfügt über ein umfassendes, konzernweites System der Risikoüberwachung und -steuerung, welches in das interne kapitalmarktorientierte Steuerungskonzept der Bank integriert ist. Dieses stellt den wertorientierten Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Risiko-Rendite-Relationen in den Vordergrund.

Wir erfassen unsere Risiken nach klar definierten Risikoarten und messen diese mit vergleichbaren Methoden auf Basis eines Value-at-Risk-Ansatzes. Dies ermöglicht uns eine über alle Risiken und Risikobereiche hinweg aggregierte Darstellung unseres Gesamtrisikos, welches regelmäßig der Risikotragfähigkeit der Bank gegenübergestellt wird. Wir verwenden hierbei ein Konfidenzniveau von 99,95%, welches unser Zielrating widerspiegelt. Darüber hinaus ist diese konsistente Erfassung Grundlage unserer konzernweiten Risikokapitalallokation zur Abdeckung unerwarteter Risiken.

Die von uns angewandten Methoden und Systeme zur Risikomessung und -steuerung erfüllen auf Grund ihrer hohen Qualität sämtliche derzeitigen gesetzlichen und aufsichtsrechtlichen Anforderungen.

Künftige aufsichtsrechtliche Anforderungen

Die künftigen aufsichtsrechtlichen Anforderungen standen im Berichtsjahr weiterhin in unserem besonderen Fokus. Bei diesen handelt es sich zum einen um die Weiterführung der Konsultation des neuen Baseler Akkords (Basel II), welcher voraussichtlich ab dem Jahr 2007 in Kraft treten soll, sowie dessen Umsetzung in EU- bzw. nationales Recht. Im Mittelpunkt von Basel II steht eine stärkere Risikodifferenzierung der aufsichtsrechtlich erforderlichen Eigenmittelunterlegung, welche sich damit der rein ökonomischen, das heißt risikoadjustierten Kapitalunterlegung annähert. Unsere Projektaktivitäten zur Umsetzung von Basel II haben wir in 2003 umfassend fortgeführt und deutliche Fortschritte in der fachlichen Konzeption, aber auch technischen Implementierung erzielt.

Im Bereich der Adressrisiken wollen wir für alle materiellen Portfolios der Bank den anspruchsvollsten Ansatz, den so genannten »IRB (Internal Ratings-Based) – Advanced Approach« umsetzen. Bezüglich der Eigenmittelunterlegung von operationellen Risiken werden wir zumindest den »Standardised Approach« anwenden. Eine Entscheidung über den Einsatz des anspruchsvollsten »Advanced Measurement Approach« treffen wir erst dann, wenn die endgültigen Vorgaben von Basel vorliegen und eine fundierte Kosten-Nutzen-Analyse möglich ist.

Ein weiteres wesentliches Regelwerk sind die Mindestanforderungen an das Kreditgeschäft (MaK) seitens der Bundesanstalt für Finanzdienstleistungsaufsicht, welche insbesondere in Bezug auf die Organisation und Prozesse im Kreditgeschäft qualitative Mindeststandards setzen. Diese sind bis Mitte 2004 (DV-technische Anpassungen bis Ende 2005) von den Banken umzusetzen. Unsere im Berichtsjahr durchgeführte Analyse ergab, dass zahlreiche dieser Anforderungen in unserem Haus bereits adäquat erfüllt sind, verbleibende Schwachstellen werden zeitnah behoben. Auf Grund der guten Ausgangsbasis und frühzeitig eingeleiteten Maßnahmen erwarten wir insgesamt eine termingerechte Umsetzung der MaK.

Konsequentes Portfoliomanagement

Im Rahmen unseres Transformationsprogramms haben wir in 2003 unsere Risikoaktiva zur Verbesserung der Kernkapitalquote deutlich reduziert sowie unser Risikoprofil optimiert. Hierbei spielte neben der Reduzierung unseres nicht strategischen Beteiligungsbesitzes die verstärkte Nutzung der Kapitalmärkte zur aktiven Kreditportfoliosteuerung eine zentrale Rolle. Diesen Einsatz von Kapitalmarktinstrumenten verstehen wir als kontinuierlichen Prozess im Rahmen eines Geschäftsmodells, das die Kompetenz am Kunden nutzt, um interessante Portfolien für Investoren zu generieren und somit einen wesentlichen Beitrag zur Erreichung unserer angestrebten Eigenkapitalrendite leisten kann.

Darüber hinaus gehört auch die konsequente Limitierung und Steuerung von Konzentrationsrisiken weiterhin zu den Schwerpunkten im Kreditrisikomanagement, um eine Verringerung der Volatilität in unserer Risikovorsorge zu erreichen.

Nach dem schwierigen konjunkturellen Umfeld im Geschäftsjahr 2003 erwarten wir für 2004 eine langsame Erholung der gesamtwirtschaftlichen Rahmenbedingungen. Daneben werden wir die Adjustierung unseres Konzernprofils kontinuierlich fortsetzen. Auf Basis dieser Grundlage gehen wir von einer weiteren Verbesserung unserer Ertragssituation aus.

[Absichtlich freigelassen]

GEWINN- UND VERLUSTRECHNUNG MIT ERGEBNISVERWENDUNG FÜR DIE ZEIT VOM 1. JANUAR BIS 31. DEZEMBER 2003

Erträge/Aufwendungen	Notes	2003	2002	Veränderungen		2002
			HVB Group neu			HVB Group alt
		in Mio €	in Mio €	in Mio €	in %	in Mio €
Zinserträge	29	19645	24417	-4772	- 19,5	33846
Zinsaufwendungen	29	13764	18481	-4717	- 25,5	27197
Zinsüberschuss	29	5881	5936	- 55	- 0,9	6649
Kreditrisikovorsorge	30	2313	3292	- 979	- 29,7	3797
Zinsüberschuss nach Kreditrisikovorsorge		3568	2644	+ 924	+ 34,9	2852
Provisionserträge		3409	3280	+ 129	+ 3,9	3334
Provisionsaufwendungen		614	608	+ 6	+ 1,0	650
Provisionsüberschuss	31	2795	2672	+ 123	+ 4,6	2684
Handelsergebnis	32	820	787	+ 33	+ 4,2	787
Verwaltungsaufwand	33	6371	6896	- 525	- 7,6	7076
Saldo sonstige betriebliche Erträge/Aufwendungen	34	620	180	+ 440	>+100,0	115
Betriebsergebnis		**1432**	**- 613**	**+2045**		**- 638**
Finanzanlageergebnis	37	-1806	587	-2393		649
Abschreibungen auf Geschäfts- oder Firmenwerte	38	1134	395	+ 739	>+100,0	395
Zuführung zu Restrukturierungsrückstellungen		—	283	- 283	-100,0	286
Saldo übrige Erträge/Aufwendungen	39	- 638	-149	- 489	>-100,0	-151
Ergebnis der gewöhnlichen Geschäftstätigkeit/						
Ergebnis vor Steuern		**-2146**	**- 853**	**-1293**	**>-100,0**	**- 821**
Ertragsteuern	18, 40	296	- 3	+ 299		37
Jahresüberschuss/-fehlbetrag		**-2442**	**- 850**	**-1592**	**>-100,0**	**- 858**
Fremdanteile am Jahresüberschuss/-fehlbetrag		- 197	41	- 238		29
Jahresüberschuss/-fehlbetrag ohne Fremdanteile		**-2639**	**- 809**	**-1830**	**>-100,0**	**- 829**
Veränderung der Rücklagen		-2639	- 809	-1830	>-100,0	- 829
Konzerngewinn		—	—	—		—

Der Jahresabschluss 2003 ist geprägt von Sondereffekten, die das Jahresergebnis per saldo mit 2756 Mio € belasten: Im Finanzanlageergebnis standen negativen Sondereffekten aus Bewertungsmaßnahmen bei AfS-Wertpapierbeständen in Höhe von 1989 Mio € einmalige Erträge aus dem Verkauf von Finanzanlagen in Höhe von 127 Mio € gegenüber.

Bei Abschreibungen auf Geschäfts- oder Firmenwerte belaufen sich die Sondereffekte auf Grund von außerplanmäßigen Abschreibungen auf 902 Mio €.

Im Saldo der übrigen Erträge/Aufwendungen ist die Risikoabschirmung für die Hypo Real Estate Group mit -460 Mio € enthalten.

Demgegenüber stehen in den sonstigen betrieblichen Erträgen positive Sondereffekte aus der Veräußerung der norisbank und der Bank von Ernst in Höhe von 468 Mio €.

Die HVB AG hat im Geschäftsjahr 2003 keinen Bilanzgewinn erzielt. Deshalb erfolgt für dieses Geschäftsjahr keine Dividendenzahlung.

Ergebnis je Aktie

	Notes	2003	2002	2002
			HVB Group neu	HVB Group alt
Ergebnis je Aktie (bereinigt um Goodwill-abschreibungen) in €	41	- 2,81	- 0,77	- 0,81
Ergebnis je Aktie (bereinigt um Goodwill-abschreibungen und übrige Sondereffekte) in €	41	0,65	—	—
Ergebnis je Aktie in €	41	**- 4,92**	**- 1,51**	**- 1,55**

Aktiva	Notes	2003	2002	Veränderungen		2002
			HVB Group neu			HVB Group alt
		in Mio €	in Mio €	in Mio €	in %	in Mio €
Barreserve	43	5708	5259	+ 449	+ 8,5	5373
Handelsaktiva	6, 44	80462	85252	- 4790	- 5,6	85252
Forderungen an Kreditinstitute	7, 45	52842	57552	- 4710	- 8,2	73867
Forderungen an Kunden	7, 46	283525	314854	- 31329	- 10,0	409938
Wertberichtigungen auf Forderungen	8, 47	-11361	-12206	+ 845	+ 6,9	-13716
Finanzanlagen	9, 49	53000	65807	- 12807	- 19,5	101998
Sachanlagen	10, 50	3001	3331	- 330	- 9,9	3473
Immaterielle Vermögenswerte	12, 51	2721	3746	- 1025	- 27,4	3816
Sonstige Aktiva	52	9557	12220	- 2663	- 21,8	21156
Summe der Aktiva		**479455**	**535815**	**- 56360**	**- 10,5**	**691157**

Passiva	Notes	2003	2002	Veränderungen		2002
			HVB Group neu			HVB Group alt
		in Mio €	in Mio €	in Mio €	in %	in Mio €
Verbindlichkeiten gegenüber Kreditinstituten	13, 56	112 964	136 419	- 23 455	- 17,2	143 361
Verbindlichkeiten gegenüber Kunden	13, 57	140 312	147 096	- 6 784	- 4,6	154 922
Verbriefte Verbindlichkeiten	13, 58	122 728	147 523	- 24 795	- 16,8	271 561
Handelspassiva	14, 59	55 233	51 479	+ 3 754	+ 7,3	51 479
Rückstellungen	15, 60	6 847	8 830	- 1 983	- 22,5	10 931
Sonstige Passiva	16, 61	9 400	11 973	- 2 573	- 21,5	21 549
Nachrangkapital	62	19 183	20 564	- 1 381	- 6,7	22 311
Anteile in Fremdbesitz	63	2 476	678	+ 1 798	>+ 100,0	813
Eigenkapital	64	10 312	11 253	- 941	- 8,4	14 230
Gezeichnetes Kapital		1 609	1 609	—	—	1 609
Kapitalrücklage		9 295	12 024	- 2 729	- 22,7	13 112
Gewinnrücklagen		—	—	—	—	2 882
Rücklagen aus Währungs- und sonstigen Veränderungen		- 40	—	- 40	—	—
Bewertungsänderungen von Finanzinstrumenten		- 552	- 2 380	+ 1 828	+ 76,8	- 3 373
AfS-Rücklage		326	- 1 531	+ 1 857		- 1 319
Hedge-Rücklage		- 878	- 849	- 29	- 3,4	- 2 054
Konzerngewinn		—	—	—	—	—
Summe der Passiva		**479 455**	**535 815**	**- 56 360**	**- 10,5**	**691 157**

ENTWICKLUNG DES EIGENKAPITALS 2003

in Mio €	Gezeichnetes Kapital	Kapitalrücklage	Gewinnrücklagen	Rücklagen aus Währungs- und sonstigen Veränderungen	Bewertungsänderungen von Finanzinstrumenten AfS-Rücklage	Bewertungsänderungen von Finanzinstrumenten Hedge-Rücklage[1]	Konzerngewinn	Eigenkapital
Bestand zum 1. 1. 2002								
HVB Group alt	**1 609**	**13 133**	**4 326**	**—**	**6 135**	**- 550**	**457**	**25 110**
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten					- 7 035	- 1 341		- 8 376
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten					- 157	- 164		- 321
Ausschüttung der HVB AG							- 457	- 457
Jahresüberschuss/-fehlbetrag ohne Fremdanteile			- 829					- 829
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente		- 21						- 21
Veränderungen im Konsolidierungskreis			- 168		- 262	1		- 429
Veränderungen aus Währungseinfluss und sonstige Veränderungen			- 447	—				- 447
Bestand zum 31. 12. 2002	**1 609**	**13 112**	**2 882**	**—**	**- 1 319**	**- 2 054**	**—**	**14 230**
Bestand zum 1. 1. 2003								
HVB Group alt	**1 609**	**13 112**	**2 882**	**—**	**- 1 319**	**- 2 054**	**—**	**14 230**
Abspaltung der Hypo Real Estate Group		- 1 088	- 2 882		- 212	1 205		- 2 977
Bestand zum 1. 1. 2003								
HVB Group neu	**1 609**	**12 024**	**—**	**—**	**- 1 531**	**- 849**	**—**	**11 253**
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten					239	- 237		2
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten					1 624	163		1 787
Jahresüberschuss/-fehlbetrag ohne Fremdanteile		- 2 639						- 2 639
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente		31						31
Veränderungen im Konsolidierungskreis		- 121		145	- 6	45		63
Veränderungen aus Währungseinfluss und sonstige Veränderungen				- 185				- 185
Bestand zum 31. 12. 2003	**1 609**	**9 295**	**—**	**- 40**	**326**	**- 878**	**—**	**10 312**

[1] Vergleiche hierzu unsere Ausführungen im Financial Review und in Note 5.

Die Veränderungen der Anteile in Fremdbesitz sind in Note 63 dargestellt.

KAPITALFLUSSRECHNUNG[1]

	2003	2002
		HVB Group alt
	in Mio €	in Mio €
Jahresüberschuss/-fehlbetrag	**- 2 442**	**- 858**
Abschreibungen, Wertberichtigungen und Zuschreibungen auf Forderungen und		
Zuführungen zu Rückstellungen im Kreditgeschäft	2 440	3 898
Abschreibungen abzüglich Zuschreibungen auf Anlagevermögen	3 852	1 799
Veränderung anderer zahlungsunwirksamer Posten	- 185	- 7 358
Gewinne aus der Veräußerung von Anlagevermögen	- 504	- 1 704
Sonstige Anpassungen (i. W. gezahlte Ertragsteuern, erhaltene Zinsen		
abzüglich gezahlter Zinsen und erhaltener Dividenden)	- 4 489	- 6 885
Zwischensumme	**- 1 328**	**-11 108**
Veränderung von Vermögenswerten und Verbindlichkeiten der operativen Geschäftstätigkeit		
nach Korrektur um zahlungsunwirksame Vorgänge		
Zugänge Vermögenswerte/Abgänge Verbindlichkeiten (-)		
Abgänge Vermögenswerte/Zugänge Verbindlichkeiten (+)		
Handelsaktiva	8 253	5 012
Forderungen an Kreditinstitute	3 755	14 240
Forderungen an Kunden	24 506	16 095
Andere Aktiva aus operativer Geschäftstätigkeit	- 776	808
Verbindlichkeiten gegenüber Kreditinstituten	- 20 932	11 786
Verbindlichkeiten gegenüber Kunden	- 3 212	- 14 027
Verbriefte Verbindlichkeiten	- 24 527	- 39 618
Andere Passiva aus operativer Geschäftstätigkeit	325	9 756
Gezahlte Ertragsteuern	- 254	- 503
Erhaltene Zinsen	17 834	34 663
Gezahlte Zinsen	-13 466	- 29 348
Erhaltene Dividenden	188	305
Cashflow aus operativer Geschäftstätigkeit	**- 9 634**	**- 1 939**
Einzahlungen aus der Veräußerung von Finanzanlagen	17 732	17 542
Einzahlungen aus der Veräußerung von Sachanlagen	54	325
Auszahlungen für den Erwerb von Finanzanlagen	- 7 589	- 11 089
Auszahlungen für den Erwerb von Sachanlagen	- 665	- 913
Effekte aus der Veränderung des Konsolidierungskreises	- 508	1 023
Cashflow aus Investitionstätigkeit	**9 024**	**6 888**
Veränderungen der Kapitalrücklagen	- 2 729	—
Dividendenzahlungen	—	- 457
Mittelveränderungen aus Nachrangkapital	- 726	- 990
Mittelveränderungen aus sonstiger Finanzierungstätigkeit	4 601	- 6 061
Cashflow aus Finanzierungstätigkeit	**1 146**	**- 7 508**
Zahlungsmittelbestand zum Ende der Vorperiode HVB Group alt	5 373	8 036
Zahlungsmittelbestand zum Ende der Vorperiode Hypo Real Estate Group	114	—
Zahlungsmittelbestand zum Ende der Vorperiode HVB Group neu	5 259	—
+/- Cashflow aus operativer Geschäftstätigkeit	- 9 634	- 1 939
+/- Cashflow aus Investitionstätigkeit	9 024	6 888
+/- Cashflow aus Finanzierungstätigkeit	1 146	- 7 508
+/- Effekte aus Wechselkursänderungen	- 87	- 104
Zahlungsmittelbestand zum Ende der Periode	**5 708**	**5 373**

[1] Vgl. detaillierte Erläuterungen in den Notes.

NOTES

INHALT

ERLÄUTERUNGEN (NOTES) ZUM KONZERNABSCHLUSS

Befreiender Konzernabschluss nach IFRS

Als weltweit tätiges Unternehmen bilanzieren wir nach den Anforderungen des International Accounting Standards Board (IASB).

Unseren Aktionären und allen anderen Interessierten steht damit eine verlässliche und international vergleichbare Grundlage für die Bewertung der HVB Group und ihrer Ertragslage zur Verfügung. Unsere wertorientierte Unternehmenssteuerung baut ebenfalls auf dieser Rechnungslegung auf.

Den Konzernabschluss 2003 haben wir nach den International Financial Reporting Standards (IFRS) als befreienden Konzernabschluss gemäß § 292 a HGB erstellt. Die IFRS umfassen neben den als IFRS bezeichneten Standards auch die International Accounting Standards (IAS) sowie Interpretationen des International Financial Reporting Interpretations Committee (IFRIC) und des Standing Interpretations Committee (SIC). Der Abschluss steht im Einklang mit den von uns anzuwendenden EU-Richtlinien und ist in seiner Aussagekraft einem HGB-Abschluss gleichwertig.

Bis auf wenige Ausnahmen besteht eine grundsätzliche Konformität zwischen den IFRS und den EU-Rechnungslegungsvorschriften. Diese Ausnahmen waren für den Konzern der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) ohne wesentliche Bedeutung, sodass der Konzernabschluss im Einklang mit den Bilanzierungs- und Bewertungsgrundsätzen der EU-Richtlinien steht.

Im Gegensatz zu den EU-Richtlinien schreiben die IFRS bezüglich der Bilanz- und GuV-Gliederung nur bestimmte Mindestangaben vor. Um den geforderten Einklang mit den EU-Richtlinen zu erreichen, haben wir die nach der Bankbilanzrichtlinie auszuweisenden Bilanz- und GuV-Posten in die Erläuterungen des Konzernabschlusses aufgenommen. Entsprechend sind wir bei den nach EU-Recht geforderten Anhangangaben verfahren.

Die nach § 161 AktG vorgeschriebenen Erklärungen zum Corporate-Governance-Kodex haben wir auf unserer Internetseite veröffentlicht. Unsere börsennotierten Töchter DAB Bank AG sowie Vereins- und Westbank AG haben die entsprechenden Erklärungen jeweils auf ihren Internet-Seiten eingestellt.

www.hvbgroup.com/entsprechenserklaerung

Der Konzernlagebericht erfüllt neben den Anforderungen des § 315 Abs. 1 und 2 HGB auch die, die an den Financial Review nach IAS 1 gestellt werden. Er enthält auch den Risikobericht nach § 315 Abs. 1 HGB.

Den überarbeiteten IAS 32/39 und die 13 im Rahmen des Improvement Projekts überarbeiteten IAS, die im Dezember 2003 veröffentlicht wurden und spätestens ab 2005 anzuwenden sind, wenden wir im vorliegenden Abschluss noch nicht an.

Die Befreiung gemäß § 292 a HGB setzt voraus, dass die wesentlichen Abweichungen der IFRS-Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden gegenüber den deutschen Rechnungslegungsvorschriften dargestellt werden.

Diese Abweichungen betreffen:

Verbot der erfolgswirksamen Reservenbildung
Im Gegensatz zu den §§ 340 f und 340 g HGB lässt IAS 30.44 eine ergebnisverringernde Reservenbildung für allgemeine Bankrisiken nicht zu.

Bewertung der Finanzinstrumente zu beizulegenden Zeitwerten
Während gemäß § 340 c Abs. 1 in Verbindung mit § 252 Abs. 1 Nr. 4 HGB keine unrealisierten Erträge ausgewiesen werden dürfen, schreibt IAS 39.69 grundsätzlich die Bewertung von Finanzinstrumenten zum beizulegenden Zeitwert am Bilanzstichtag vor. Dies hat im Gegensatz zur deutschen Rechnungslegung die Konsequenz, dass die in diesen Finanzinstrumenten enthaltenen Reserven und Lasten je nach Klassifizierung erfolgswirksam vereinnahmt oder erfolgsneutral ausgewiesen werden.

Fair-Value-Hedge
Beim Fair-Value-Hedge wird ein bestehender Vermögenswert oder eine bestehende Verpflichtung (oder Teile davon) gegen Änderungen des beizulegenden Zeitwertes abgesichert, die aus einem bestimmten Risiko resultieren.

Nach den im HGB verankerten Grundsätzen ordnungsmäßiger Buchführung wird nur das gesicherte Grundgeschäft bilanziert. Die sich kompensierenden Bewertungsergebnisse aus Grundgeschäft und Sicherungsderivat werden imparitätisch erfolgswirksam erfasst, das heißt unrealisierte Gewinnüberhänge bleiben außer Ansatz. Beim Fair-Value-Hedge-Accounting nach IAS 39 werden im Gegensatz hierzu Bewertungsergebnisse aus dem Sicherungsinstrument, das zum beizulegenden Zeitwert anzusetzen ist, erfolgswirksam gebucht. Das Grundgeschäft wird erfolgswirksam um die Änderungen des beizulegenden Zeitwerts fortgeschrieben.

Cashflow-Hedge
Beim Cashflow-Hedge wird das Risiko volatiler Cashflows abgesichert, die aus einem bilanzierten Vermögenswert, einer bilanzierten Verbindlichkeit oder einer vorgesehenen Transaktion resultieren und erfolgswirksam sein werden.

Eine entsprechende Cashflow-Hedge-Logik existiert im HGB nicht. Nach den im HGB verankerten Grundsätzen ordnungsmäßiger Buchführung bleiben stattdessen sowohl die gesicherten Grundgeschäfte als auch die zur Sicherung des Zinsänderungsrisikos eingesetzten Derivate bezüglich des gesicherten Risikos unbewertet. Besondere Vorschriften für die bilanzielle Abbildung der Sicherung von vorgesehenen Transaktionen enthält das HGB nicht. Beim Cashflow-Hedge-Accounting nach IAS 39 wird das Sicherungsinstrument demgegenüber zum beizulegenden Zeitwert angesetzt. Die Änderungen des beizulegenden Zeitwertes sind in einen auf die Sicherung entfallenden effizienten Teil und einen nicht auf die Sicherung entfallenden ineffizienten Teil zu trennen (vergleiche hierzu auch unsere Erläuterungen in Note 5). Die effizienten Teile sind erfolgsneutral im Eigenkapital zu zeigen. Die ineffizienten Teile eines Sicherungsderivats werden im Erfolg berücksichtigt und bei den übrigen sichernden Finanzinstrumenten in Abhängigkeit von ihrer Klassifizierung entweder erfolgsneutral im Eigenkapital oder erfolgswirksam erfasst. Das Grundgeschäft wird je nach Kategorie zu fortgeführten Anschaffungskosten oder – im Falle von AfS-Vermögenswerten (AfS = Available for Sale) – zum beizulegenden Zeitwert bilanziert.

Aktivierung von selbsterstellten immateriellen Vermögenswerten
Gemäß IAS 38 sind sowohl entgeltlich erworbene als auch selbsterstellte immaterielle Vermögenswerte unter bestimmten Voraussetzungen anzusetzen. Dagegen ist nach § 246 Abs. 1 in Verbindung mit § 248 Abs. 2 HGB der Ansatz von selbsterstellten immateriellen Vermögenswerten des Anlagevermögens nicht zulässig.

Verrechnungsverbot von aktiven Unterschiedsbeträgen aus der Kapitalkonsolidierung mit den Gewinnrücklagen
Eine Verrechnung des Unterschiedsbetrags zwischen dem höheren Buchwert und dem niedrigeren anteiligen Eigenkapital des einbezogenen Unternehmens (Geschäfts- oder Firmenwert) mit den Gewinnrücklagen gemäß § 309 Abs. 1 S. 3 HGB ist nach IAS 22.41 ff. nicht möglich. Die Geschäfts- oder Firmenwerte werden als immaterielle Vermögenswerte aktiviert und grundsätzlich über ihre voraussichtliche Nutzungsdauer planmäßig abgeschrieben.

Verbot von Abschreibungen, die nicht dem tatsächlichen Werteverzehr entsprechen

Die Abschreibungen nach deutschem Handelsrecht sind auf Grund des Maßgeblichkeitsprinzips gemäß § 5 Abs. 1 EStG zum Teil durch steuerliche Vorschriften geprägt, die den tatsächlichen wirtschaftlichen Werteverzehr nicht abbilden. Nach steuerrechtlichen Vorschriften zulässige Sonderabschreibungen und Wertansätze sind im IFRS-Abschluss in keinem Fall enthalten, da Abschreibungsbeträge nach IFRS unabhängig von steuerlichen Überlegungen zu bemessen sind.

Rückstellungen

Grundsätzlich sind laut IFRS nur Rückstellungen für Außenverpflichtungen zulässig. Ausnahmen bilden Rückstellungen im Zusammenhang mit Unternehmenserwerben nach IAS 22.31 und Restrukturierungsrückstellungen nach IAS 37.72, die unter bestimmten Voraussetzungen zu passivieren sind. Nach § 249 HGB existieren dagegen weitergehende Gebote und Wahlrechte zum Ansatz von Aufwandsrückstellungen.

Abgegrenzte Verbindlichkeiten

Anders als im HGB wird in IAS 37 zwischen Rückstellungen und abgegrenzten Verbindlichkeiten unterschieden. Bei abgegrenzten Verbindlichkeiten ist die Unsicherheit hinsichtlich Zeitpunkt oder Höhe der künftig erforderlichen Ausgaben im Allgemeinen deutlich geringer als bei Rückstellungen.

Berücksichtigung von zukünftigen Entwicklungen und von Planvermögen bei der Berechnung von Pensionsrückstellungen

Im Gegensatz zur eher statischen Berechnungsmethode nach deutschem Recht (steuerliches Teilwertverfahren gemäß § 6 a EStG) sind die Determinanten der Pensionsverpflichtungen nach IAS 19 permanent den ökonomischen und demografischen Entwicklungen anzupassen. Dies führt zum Beispiel zur Berücksichtigung zukünftiger Gehaltssteigerungen und Karrieretrends sowie eines aktuellen Kapitalmarktzinssatzes für die Diskontierung der Verpflichtungen.

Im Gegensatz zum HGB sind die Pensionsrückstellungen in der Bilanz gemäß IAS 19.54 mit den beizulegenden Zeitwerten von Planvermögen, das für die Abgeltung der Verpflichtungen designiert ist, zu saldieren. Die erwarteten Erträge aus dem Planvermögen reduzieren, anders als nach HGB, den Pensionsaufwand in der IFRS-Gewinn- und Verlustrechnung.

Berücksichtigung latenter Steueransprüche und Steuerverpflichtungen

Gemäß § 274 bzw. § 306 HGB werden lediglich für Unterschiede zwischen dem handelsrechtlichen Ergebnis und dem steuerlichen Gewinn, die sich in den folgenden Geschäftsjahren voraussichtlich ausgleichen, latente Steuern gebildet (Timing-Konzept).

IAS 12 schreibt dagegen vor, grundsätzlich für alle Differenzen zwischen den Wertansätzen in der IFRS-Bilanz und den Steuerwerten (temporäre Differenzen) – unabhängig von ihrer Entstehung und ihrem Ausgleich – latente Steuern anzusetzen (Temporary-Konzept). Die Pflicht zum Ansatz von latenten Steueransprüchen gilt nach IAS 12 auch für die Aktivierung von hinreichend wahrscheinlichen Vorteilen aus steuerlichen Verlustvorträgen.

BILANZIERUNGS- UND BEWERTUNGSMETHODEN

1

Konzerneinheitliche Bilanzierung

Die Einzelabschlüsse der einbezogenen in- und ausländischen Unternehmen gehen unter Anwendung einheitlicher Bilanzierungs- und Bewertungsgrundsätze in den Konzernabschluss der HVB AG ein. Wertansätze in den Abschlüssen assoziierter Unternehmen werden beibehalten.

2

Stetigkeit

Die Ansatz-, Bewertungs- und Ausweismethoden wenden wir, dem Rahmenkonzept der IFRS sowie den IAS 1, IAS 8 und SIC 18 folgend, stetig an. Sofern es geboten ist, die Ansatz- und Bewertungsmethoden zu ändern, erfassen wir die daraus resultierenden Auswirkungen grundsätzlich in der Erfolgsrechnung. Sollten Ansatz- und Bewertungsfehler aus früheren Perioden zu korrigieren sein, verrechnen wir die Auswirkungen grundsätzlich mit den Gewinnrücklagen. Im Jahr 2003 wurden die Ansatz- und Bewertungsmethoden im Vergleich zum Vorjahr nicht geändert. Zur Erzielung eines übersichtlicheren Ausweises zeigen wir als einzige Änderung die Rücklagen aus Währungs- und sonstige Veränderungen nunmehr separat von den Gewinnrücklagen.

3

Konsolidierungskreis

Unser Konsolidierungskreis schließt 402 (2002: 444) Unternehmen ein. Darin enthalten sind auch Zweckgesellschaften (Special Purpose Entities), die gemäß SIC 12 konsolidierungspflichtig sind.

Den Kreis der vollkonsolidierten Unternehmen haben wir nach Materiality-Kriterien festgelegt. Alle vollkonsolidierten Gesellschaften haben ihren Jahresabschluss zum 31. Dezember 2003 aufgestellt. Quotal konsolidierte Unternehmen sind im Konsolidierungskreis nicht enthalten. 26 (2002: 32) Unternehmen werden nach der at-Equity-Methode bewertet.

Durch die Abspaltung gehören die im Konzernabschluss 2002 noch enthaltenen

- HYPO Real Estate Bank AG, München,
- Westfälische Hypothekenbank AG, Dortmund,
- WestHyp Immobilien Management GmbH & Co. KG, Dortmund,
- Württembergische Hypothekenbank AG, Stuttgart,
- HVB Bank Ireland, Dublin,
- FGH-Bank N.V., Utrecht,
- Pfandbrief Bank International S. A., Luxemburg,
- PBI-Beteiligungs-GmbH, München,
- HVB Real Estate Capital Ltd., London,
- DIA Vermögensverwaltungs-GmbH, München,

nicht mehr der HVB Group an und wurden mit Wirkung zum 1. Januar 2003 entkonsolidiert.

Aus dem Konsolidierungskreis ausgeschieden sind auf Grund von Verkäufen unter anderem folgende Unternehmen:

- norisbank AG, Nürnberg, per 30. September 2003. Durch die Veräußerung entstand ein Verkaufsgewinn in Höhe von 279 Mio €. Die Gesellschaft hat zum Ergebnis des Konzerns vor Steuern mit 46 Mio € (im Vorjahr 47 Mio €) beigetragen.
- Die Bank von Ernst & Cie. AG, Zürich, ist mit Wirkung zum 28. November 2003 ausgeschieden. Wir erzielten einen Veräußerungsgewinn von 189 Mio €. Die Gesellschaft hat zum Ergebnis des Konzerns vor Steuern mit 15 Mio € (im Vorjahr 7 Mio €) beigetragen.
- BA/CA Asset Finance Limited, Glasgow, ist mit Wirkung zum 30. September 2003 ausgeschieden. Durch den Verkauf der Gesellschaft erzielten wir einen Gewinn in Höhe von 13,5 Mio €. Die Gesellschaft hat zum Ergebnis des Konzerns vor Steuern mit 4 Mio € (im Vorjahr 5 Mio €) beigetragen.

Daneben wurden wegen Unterschreitung der Materiality-Grenzen die Gesellschaften

- PlanetHome AG, München, und
- HVB Investitionsbank GmbH, Hamburg

entkonsolidiert.

Bei folgenden im Konsolidierungskreis enthaltenen Unternehmen kam es im Geschäftsjahr 2003 zu Unternehmenszusammenschlüssen:

- Die VI-Industrie-Beteiligungsgesellschaft mbH, München und die HI-Vermögensverwaltungsgesellschaft, München, wurden im ersten Quartal auf die HVB AG verschmolzen.
- Fusion des Bankhauses Maffei & Co. KGaA, München, im dritten Quartal auf das Bankhaus Gebrüder Bethmann OHG, Frankfurt/Main, das anschließend in Bankhaus BethmannMaffei OHG, München, umfirmiert wurde.
- Die Activest GmbH Marketing und Vertrieb, München, wurde auf die Activest Investmentgesellschaft mbH, München, verschmolzen.
- Fusion der HVB Bank Croatia d.d., Zagreb, auf die Splitska Banka d.d., Split, im dritten Quartal 2003.

Durch die Verschmelzungen entstanden keine Auswirkungen auf die wirtschaftliche Lage des Konzerns.

Im Abschluss 2003 haben wir unter anderem folgende Unternehmen erstmals vollkonsolidiert:
- Commerical Bank Biochim AD, Sofia,
- HVB Payments & Services GmbH, Aschheim,
- HVB Global Assets Company L.P., City of Dover,
- HVB LMP Inc., Wilmington.

Im ersten Quartal 2003 haben wir die Commercial Bank Biochim AD, Sofia, an der die Bank Austria Creditanstalt Aktiengesellschaft (BA-CA) einen Anteil von 99,7% erworben hatte, erstmals konsolidiert. Im Rahmen der Erstkonsolidierung entstand ein Goodwill in Höhe von 40 Mio €, der über 15 Jahre abgeschrieben wird.

Die Geschäftstätigkeit des Bereiches ZVS (Zahlungsverkehrssysteme) der HVB AG wurde zum 1. April 2003 auf die HVB Payments & Services GmbH, Aschheim, übertragen, die dadurch in den Konsolidierungskreis aufgenommen wurde.

Im vierten Quartal haben wir zusammen mit einem konzernexternen Investor die Tochtergesellschaft HVB Global Assets Company, L.P., City of Dover (USA), gegründet. Neben der im vierten Quartal erfolgten Übertragung eines Teils unseres Projektfinanzierungs-Portfolios (per 31. Dezember 2003: 807 Mio €) auf die Gesellschaft bringen wir insbesondere unsere Expertise in diesem Geschäftsfeld zur Administration des Portfolios und Akquisition neuer Finanzierungen ein.

Die HVB LMP Inc. wurde als 100%ige Tochter der HVB America Inc. gegründet und mit einem Kapital in Höhe von 586 Mio USD ausgestattet, das zu Handelszwecken verwendet wird.

Als größter Teilkonzern geht die BA-CA, Wien, mit 344 (2002: 325) vollkonsolidierten Gesellschaften in den Konzernabschluss ein.

Von den insgesamt 81 (2002 HVB Group alt: 102) assoziierten Unternehmen und Gemeinschaftsunternehmen haben wir 26 (2002 HVB Group alt: 32) Gesellschaften nach der at-Equity-Methode bilanziert. Die verbleibenden assoziierten Unternehmen und Gemeinschaftsunternehmen sind für die Vermögens-, Finanz- und Ertragslage unseres Konzerns von untergeordneter Bedeutung und werden unter Beteiligungen ausgewiesen. Die Erträge aus at-Equity bewerteten Unternehmen in Höhe von 65 Mio € weisen wir im Zinsüberschuss aus.

Aus dem Kreis der at-Equity bewerteten Unternehmen sind unter anderem die folgenden Unternehmen ausgeschieden:
- Union Versicherung AG, Wien,
- CA Versicherungs AG, Wien,
- Banco BBA-Creditanstalt S. A., São Paulo.

Bei der Union Versicherung AG wurden 23,3% verkauft, sodass sich die Anteilsquote nunmehr lediglich auf 10,0% beläuft. Unseren Anteil bei der CA Versicherungs AG haben wir im vierten Quartal von 50% auf 10% reduziert. Auf beide Unternehmen üben wir keinen maßgeblichen Einfluss mehr aus.

Im ersten Quartal haben wir unseren 47,8%igen Anteil an der Banco BBA-Creditanstalt vollständig veräußert.

Unser Anteil an der Brau und Brunnen AG, Berlin und Dortmund, beläuft sich zum Bilanzstichtag auf 61,7%. Wir weisen diesen Bestand unter den AfS-Finanzanlagen aus, da wir 28,1% der Anteile mit der Absicht zur Weiterveräußerung erworben haben und die Verkaufsabsicht zum Bilanzstichtag unverändert bestand. Im Februar 2004 haben wir unseren gesamten Anteil an der Brau und Brunnen AG unter Vorbehalt der Zustimmung der Kartellbehörden veräußert.

Die Immobilienprojektgesellschaften sind wie in den Vorjahren nicht im Konsolidierungskreis enthalten. Die Geschäftstätigkeit dieser Gesellschaften ist darauf ausgerichtet, ihren Immobilienbestand bestmöglich zu verwerten. Ihre Ergebnisse sind im Jahresabschluss der HVB AG enthalten.

Insgesamt haben wir 819 verbundene, assoziierte und Gemeinschaftsunternehmen wegen untergeordneter Bedeutung für den Konzern oder des Verbots der Konsolidierung weder vollkonsolidiert noch at-Equity bewertet.

Die bilanziellen Auswirkungen der vertraglichen Beziehungen der Konzerngesellschaften zu diesen nicht einbezogenen Unternehmen sind im Konzernabschluss enthalten. Die zusammengefassten Jahresergebnisse der wegen untergeordneter Bedeutung nicht konsolidierten verbundenen Unternehmen betragen ca. 0,2% an der absoluten Höhe des Jahresergebnisses, ihr Anteil an der Konzernbilanzsumme liegt bei ca. 2,6%. Unsere Anteile an diesen Unternehmen sind als AfS-Finanzanlagen bilanziert.

	2003	2002 HVB Group alt
Verbundene Unternehmen insgesamt	**1 166**	**1 195**
Konsolidierte Unternehmen	402	444
Nicht konsolidierte Unternehmen	764	751
Gemeinschaftsunternehmen	**16**	**15**
darunter:		
at-Equity bewertete Unternehmen	1	—
Assoziierte Unternehmen	**65**	**87**
darunter:		
at-Equity bewertete Unternehmen	25	32

In unserer Anteilsbesitzliste sind die verbundenen, Gemeinschafts- und assoziierten Unternehmen danach gegliedert, ob sie in den Konzernabschluss einbezogen sind oder nicht. Ferner enthält sie den sonstigen Anteilsbesitz. Sie ist als Bestandteil dieses Abschlusses beim Handelsregister in München hinterlegt und kann unter unserer Internet-Adresse abgerufen werden.

www.hvbgroup.com/anteilsbesitzliste

4

Konsolidierungsgrundsätze

Bei der Kapitalkonsolidierung verrechnen wir die Anschaffungskosten eines verbundenen Unternehmens mit dem Konzernanteil am vollständig neu berechneten Eigenkapital zum Zeitpunkt des Erwerbs. Dieses Eigenkapital ist der Unterschied zwischen den Vermögenswerten und Schulden des erworbenen Unternehmens, bewertet mit ihren beizulegenden Zeitwerten. Den Unterschiedsbetrag zwischen den höheren Anschaffungskosten und dem anteiligen neuberechneten Eigenkapital weisen wir als Geschäfts- oder Firmenwert in der Bilanz unter den immateriellen Vermögenswerten aus und schreiben ihn über die angenommene Nutzungsdauer ab. Für die nach der Equity-Methode einbezogenen assoziierten und Gemeinschaftsunternehmen wenden wir die gleichen Konsolidierungsgrundsätze an. Der Konzerngewinn entspricht dem Bilanzgewinn der HVB AG.

Geschäftsbeziehungen innerhalb des Konsolidierungskreises werden aufgerechnet. Zwischenergebnisse aus konzerninternen Geschäften werden eliminiert.

5

Finanzinstrumente

Ein Finanzinstrument ist ein Vertrag, der gleichzeitig bei einem Unternehmen zur Entstehung eines finanziellen Vermögenswerts und bei dem anderen zur Entstehung einer finanziellen Verbindlichkeit oder eines Eigenkapitalinstruments führt. Gemäß IAS 39 sind alle Finanzinstrumente in der Bilanz zu erfassen, in vorgegebene Bestandskategorien einzuteilen und in Abhängigkeit von dieser Einteilung zu bewerten:

- Handelsinstrumente werden erfolgswirksam zum beizulegenden Zeitwert bewertet und in den Positionen Handelsaktiva und Handelspassiva ausgewiesen.
- Vom Unternehmen ausgereichte Kredite und Forderungen (Loans and receivables originated by the enterprise) umfassen finanzielle Vermögenswerte, die durch direkte Bereitstellung von Bargeld, Waren oder Dienstleistungen an den Schuldner entstehen und die nicht Handelszwecken dienen. Vom Unternehmen ausgereichte Kredite und Forderungen werden zu fortgeführten Anschaffungskosten bewertet und in den Positionen Forderungen an Kreditinstitute und Forderungen an Kunden aktiviert.
- Bis zur Endfälligkeit zu haltende Finanzinvestitionen (Held-to-Maturity = HtM) sind finanzielle Vemögenswerte mit festen oder bestimmbaren Zahlungen und fester Laufzeit. Es muss die Absicht und die Fähigkeit bestehen, diese Finanzinstrumente bis zur Endfälligkeit zu halten. HtM-Finanzinstrumente werden zu fortgeführten Anschaffungskosten bewertet, Agio- und Disagiobeträge sind dabei anteilig berücksichtigt. Abschreibungen werden bei bonitätsmäßiger Wertminderung vorgenommen. Fallen die Gründe hierfür weg, schreiben wir bis maximal zur Höhe der fortgeführten Anschaffungskosten erfolgswirksam zu. HtM-Finanzinstrumente sind in der Position Finanzanlagen enthalten.
- Alle übrigen finanziellen Vermögenswerte fallen unter die zur Veräußerung verfügbaren Wertpapiere und Forderungen (Available for Sale = AfS). Diese werden zum beizulegenden Zeitwert bewertet. Die Wertänderungen, die sich aus der Bewertung ergeben, werden so lange erfolgsneutral in einer gesonderten Position des Eigenkapitals ausgewiesen (AfS-Rücklage), bis der Vermögenswert veräußert wird oder eine Wertminderung im Sinne des IAS 39.109 zu verzeichnen ist. Die Wertminderung wird erfolgswirksam rückgängig gemacht, wenn der beizulegende Zeitwert des AfS-Finanzinstruments objektiv ansteigt. AfS-Bestände gliedern wir nicht in Kategorien um, die zu fortgeführten Anschaffungskosten bewertet werden. AfS-Finanzinstrumente sind überwiegend Bestandteil der Position Finanzanlagen und in geringem Umfang Bestandteil der Positionen Forderungen an Kreditinstitute und Forderungen an Kunden.

Kauf und Verkauf von Finanzinstrumenten werden grundsätzlich zum Handelstag bilanziert. Agien und Disagien werden direkt mit den Finanzinstrumenten verrechnet. Für die Finanzinstrumente können wir den beizulegenden Zeitwert grundsätzlich verlässlich ermitteln. Nicht börsennotierte Finanzanlagen, für die wir keine beizulegenden Zeitwerte ermitteln können, bewerten wir mit fortgeführten Anschaffungskosten.

Absicherungswirkungen zwischen Finanzinstrumenten bilden wir nach den beiden in IAS 39 vorgesehenen Formen – dem Fair-Value-Hedge und dem Cashflow-Hedge – ab.

Beim Fair-Value-Hedge wird ein bestehender Vermögenswert oder eine bestehende Verpflichtung (oder Teile davon) gegen Änderungen des beizulegenden Zeitwertes abgesichert, die aus einem bestimmten Risiko resultieren und erfolgswirksam sein werden. Wir wenden das Fair-Value-Hedge-Accounting für Derivate an, die zur Absicherung des beizulegenden Zeitwertes bilanzierter Vermögenswerte und Verbindlichkeiten eingesetzt werden.

Beim Fair-Value-Hedge-Accounting wird das Sicherungsinstrument zum beizulegenden Zeitwert bewertet. Wertänderungen sind erfolgswirksam zu behandeln. Die Buchwerte der Grundgeschäfte werden erfolgswirksam um die Bewertungsergebnisse angepasst, die sich auf das abgesicherte Risiko zurückführen lassen.

Beim Cashflow-Hedge wird das Risiko volatiler Cashflows abgesichert, die aus einem bilanzierten Vermögenswert, einer bilanzierten Verbindlichkeit oder einer vorgesehenen Transaktion resultieren und erfolgswirksam sein werden. Wir wenden das Cashflow-Hedge-Accounting für Derivate zur Absicherung künftiger Zinszahlungsströme an. Nach dem Cashflow-Hedge-Accounting bilanzieren wir Derivate, die im Rahmen des Asset-Liability-Managements der Absicherung des Zinsänderungsrisikos dienen. Zukünftige variable Zinszahlungen für zinsvariable Forderungen und Verbindlichkeiten werden dabei vorwiegend mittels Zinsswap in feste Zahlungen getauscht. Sicherungsinstrumente werden zum beizulegenden Zeitwert bewertet. Das Bewertungsergebnis ist in einen effizienten und einen ineffizienten Teil zu trennen. Eine Sicherungsbeziehung gilt als effizient, wenn zu Beginn und über die gesamte Laufzeit der Geschäfte Änderungen des Cashflow der Grundgeschäfte nahezu vollständig durch eine Änderung des Cashflow der Sicherungsgeschäfte kompensiert werden. Zum Nachweis der Effizienz stellen wir die zukünftigen variablen Zins-Cashflows aus zu sichernden variablen Forderungen und Verbindlichkeiten zu jedem Quartalsende bzw. zum Bilanzstichtag den variablen Zinszahlungen aus den Zinsderivaten in detaillierten Laufzeitbändern gegenüber. Der effiziente Teil des Sicherungsinstruments ist erfolgsneutral in einer gesonderten Position des Eigenkapitals (Hedge-Rücklage) zu zeigen. Den Wertänderungen dieser Derivate stehen aus den Hedge-Beziehungen künftige kompensierende Effekte gegenüber, die bilanziell noch nicht erfasst werden dürfen. Die Hedge-Rücklage wird in den Perioden erfolgswirksam aufgelöst, in denen die Cashflows der gesicherten Grundgeschäfte das Periodenergebnis beeinflussen. Der ineffiziente Teil der Sicherungsderivate ist erfolgswirksam zu erfassen.

Bei der Berechnung von Rentabilitätskennzahlen bleiben die IAS 39 spezifischen Eigenkapitalpositionen AfS-Rücklage und Hedge-Rücklage unberücksichtigt.

6

Handelsaktiva

In den Handelsaktiva sind Wertpapiere des Handelsbestandes sowie positive Marktwerte von Handelsderivaten und Derivaten zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS-Wertpapiere sind, enthalten.

Innerhalb der Handelsaktiva werden Schuldscheindarlehen und Namensschuldverschreibungen sowie Schuldtitel öffentlicher Stellen, soweit sie Handelszwecken dienen, unter den sonstigen Handelsbeständen ausgewiesen.

Handelsaktiva werden mit den beizulegenden Zeitwerten bewertet. Bei nicht börsengehandelten derivativen Finanzgeschäften liegen der Ermittlung des Bilanzwertes interne Preismodelle auf Basis von Barwertkalkülen bzw. Optionspreismodellen zugrunde. Bewertungs- und Realisierungsgewinne und -verluste aus Handelsaktiva werden in der Gewinn- und Verlustrechnung im Handelsergebnis ausgewiesen.

7

Forderungen

Unsere Forderungen an Kreditinstitute und an Kunden sind mit den fortgeführten Anschaffungskosten angesetzt, sofern es sich nicht um AfS-Forderungen oder Grundgeschäfte eines anerkannten Fair-Value-Hedge handelt. Forderungen werden zinslos gestellt, wenn – ungeachtet der rechtlichen Position – nicht mehr mit einem Zufluss der Zinsforderungen gerechnet werden kann.

8

Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft (Risikovorsorge)

Die Bemessung der Risikovorsorge wird insbesondere durch Erwartungen hinsichtlich zukünftiger Kreditausfälle, der Struktur und Qualität der Kreditportfolios sowie gesamtwirtschaftlicher Einflussfaktoren bestimmt.

Für alle erkennbaren Adressrisiken im Kreditgeschäft haben wir Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet und aufgelöst, soweit das Ausfallrisiko entfallen ist, oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und abgebucht wurde.

Für Ausleihungen in Länder mit akutem Transferrisiko oder Bürgschaftsverpflichtungen mit vergleichbarem Risiko bilden wir pauschalierte Einzelwertberichtigungen oder Rückstellungen. In die Länderwertberichtigung beziehen wir neben umgeschuldeten Krediten weitere Finanzkredite (Laufzeiten über ein Jahr) ein. Uns zustehende, werthaltige Sicherheiten vermindern dabei unser Ausfallrisiko. Der Kreis der Länder mit akutem Transferrisiko und die entsprechenden Wertberichtigungssätze werden der jeweiligen aktuellen Risikosituation angepasst.

Allen latenten Kreditrisiken tragen wir durch die Bildung von Pauschalwertberichtigungen Rechnung, die wir auf der Grundlage historischer Ausfallquoten unter Berücksichtigung des wirtschaftlichen Umfeldes und aktueller Ereignisse bemessen. Kreditausfälle, für die bisher keine bzw. keine ausreichenden Einzelwertberichtigungen gebildet wurden, behandeln wir als Verbrauch der Pauschalwertberichtigungen.

9

Finanzanlagen

Finanzanlagen umfassen HtM-Finanzinstrumente und AfS-Finanzinstrumente, als Finanzinvestition gehaltene Grundstücke und Gebäude sowie at-Equity bewertete Unternehmen.

AfS-Finanzanlagen, die effizient gegen Marktpreisrisiken abgesichert sind, werden im Rahmen der Fair-Value-Hedge-Bilanzierung abgebildet.

Grundstücke und Gebäude, die wir als Finanzinvestition zur Erzielung von Mieterträgen und/oder Wertsteigerungen langfristig halten, werden gemäß IAS 40 zu fortgeführten Anschaffungskosten bewertet. Als Finanzinvestition gehaltene Gebäude werden planmäßig linear über die wirtschaftliche Nutzungsdauer von 25 bis 50 Jahren abgeschrieben. Die Mieterträge aus diesen Finanzinvestitionen weisen wir wie die Refinanzierungsaufwendungen im Zinsüberschuss aus. Alle übrigen Aufwendungen und Erträge aus den nicht eigengenutzten Grundstücken und Gebäuden sind im Finanzanlageergebnis enthalten.

Anteile an Gemeinschafts- und assoziierten Unternehmen werden nach der Equity-Methode bewertet, soweit sie nicht von untergeordneter Bedeutung sind. Anteile an nicht konsolidierten oder nicht at-Equity bewerteten börsennotierten Unternehmen werden zum beizulegenden Zeitwert angesetzt.

10

Sachanlagen

Unsere Sachanlagen bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögenswerte handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Bei Einbauten in gemieteten Gebäuden legen wir die Vertragsdauer unter Berücksichtigung von Verlängerungsoptionen zugrunde, wenn sie kürzer ist als die betriebsgewöhnliche Nutzungsdauer.

Sachanlagen	Wirtschaftliche Nutzungsdauer
Gebäude	25–50 Jahre
Einbauten in fremden Anwesen	10–25 Jahre
EDV-Anlagen (im weiteren Sinne)	3– 5 Jahre
Sonstige Betriebs- und Geschäftsausstattung	3–25 Jahre

Sofern bei Vermögenswerten des Sachanlagevermögens darüber hinaus eine Wertminderung eingetreten ist, nehmen wir eine außerplanmäßige Abschreibung vor. Bei Wegfall der Gründe für die außerplanmäßige Abschreibung werden Zuschreibungen bis maximal zur Höhe der fortgeführten Anschaffungs- oder Herstellungskosten vorgenommen.

Für Vermögenswerte des Sachanlagevermögens werden nachträglich angefallene Anschaffungs- oder Herstellungskosten aktiviert, sofern dem Unternehmen ein zusätzlicher wirtschaftlicher Nutzen entsteht. Maßnahmen, die zur Erhaltung von Sachanlagen dienen, werden in dem Geschäftsjahr, in dem sie entstanden sind, als Aufwand erfasst.

11

Leasinggeschäft

Gemäß IAS 17 sind Leasingverträge in Finanzierungs-Leasing- und Operating-Leasing-Verhältnisse zu klassifizieren. Im Gegensatz zum Operating-Leasing ist ein Finanzierungs-Leasing ein Leasingverhältnis, bei dem im Wesentlichen alle mit dem Eigentum verbundenen Risiken und Chancen eines Vermögenswertes übertragen werden. Dabei ist es unerheblich, ob letztendlich das zivilrechtliche Eigentum übertragen wird.

Die HVB Group als Leasinggeber

Im Rahmen eines Finanzierungs-Leasingvertrages hat der Leasinggeber in seiner Bilanz nicht mehr den verleasten Vermögenswert, sondern eine Forderung mit dem Nettoinvestitionswert anzusetzen. Zinserträge werden auf der Basis einer gleich bleibenden, periodischen Rendite, deren Berechnung der noch ausstehende Nettoinvestitionswert zugrunde gelegt ist, vereinnahmt. Der Begriff Nettoinvestitionswert wird ausführlich in Note 46 definiert.

Im Gegensatz dazu werden bei Operating-Leasing-Verträgen, die dem Leasinggeber zuzurechnen sind, die Leasinggegenstände unter den Sachanlagen ausgewiesen und nach den dort beschriebenen Grundsätzen bewertet. Die Leasingerlöse werden linear über die Vertragslaufzeit erfasst.

Die HVB Group als Leasingnehmer

Bei Finanzierungs-Leasing werden der Vermögenswert unter Sachanlagen und die Verpflichtung unter den Verbindlichkeiten ausgewiesen. Der Ansatz des Leasinggegenstandes erfolgt jeweils in der Höhe des beizulegenden Zeitwertes des Leasinggegenstandes bei Beginn des Leasingverhältnisses oder, sofern dieser niedriger ist, mit dem Barwert der Mindestleasingzahlungen. Zur Berechnung des Barwertes der Mindestleasingzahlungen wird der dem Leasingverhältnis zugrunde liegende interne Zinsfuß herangezogen.

Die Leasingraten werden in einen Zins- und einen Tilgungsanteil der Restschuld aufgeteilt. Der Tilgungsanteil mindert die Restschuld, der Zinsanteil wird als Zinsaufwand behandelt. Leasingraten aus Operating-Leasing werden als Mietaufwand behandelt und im Verwaltungsaufwand ausgewiesen. Verträge der HVB Group als Leasingnehmer haben eine vergleichsweise geringe Bedeutung.

12

Immaterielle Vermögenswerte

Unter den immateriellen Vermögenswerten sind im Wesentlichen Geschäfts- oder Firmenwerte sowie Software ausgewiesen. Geschäfts- oder Firmenwerte werden grundsätzlich über die angenommene Nutzungsdauer von 15 bis 20 Jahren abgeschrieben. Anhaltspunkte bei der Bestimmung der Nutzungsdauer sind insbesondere die strategische Ausrichtung sowie die erwarteten nachhaltigen Gewinne der Tochtergesellschaft. Die Werthaltigkeit der Geschäfts- oder Firmenwerte wird gemäß IAS 36 regelmäßig überprüft; sofern erforderlich, werden außerplanmäßige Abschreibungen vorgenommen. Software bewerten wir zu fortgeführten Anschaffungskosten, die wir über eine erwartete Nutzungsdauer von drei bis fünf Jahren abschreiben.

13

Verbindlichkeiten

Verbindlichkeiten, die nicht Grundgeschäfte eines effizienten Fair-Value-Hedge sind, passivieren wir unter Berücksichtigung anteiliger Agio- und Disagiobeträge zu fortgeführten Einstandswerten. Unverzinsliche Verbindlichkeiten, zum Beispiel Zero-Bonds und andere abgezinste Papiere, setzen wir mit ihrem Barwert an.

14

Handelspassiva

In den Handelspassiva sind Handelsderivate und Derivate zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS-Bestände sind, enthalten. Daneben weisen wir hier vom Handel emittierte Optionsscheine und Zertifikate aus.

15

Rückstellungen

Bei der Ermittlung der Rückstellungen für ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften verwenden wir die bestmögliche Schätzung nach IAS 37.36 ff. Langfristige Rückstellungen werden grundsätzlich abgezinst.

Rückstellungen für Pensionen und ähnliche Verpflichtungen werden auf der Basis von versicherungsmathematischen Gutachten gemäß IAS 19 gebildet. Die Berechnung erfolgt nach der »Projected Unit Credit«-Methode (Anwartschaftsbarwertverfahren) und berücksichtigt neben dem Barwert der erdienten Pensionsansprüche auch den beizulegenden Zeitwert des Planvermögens sowie die noch ungetilgten versicherungstechnischen Gewinne und Verluste. Diese ergeben sich unter anderem aus Unregelmäßigkeiten im Risikoverlauf (zum Beispiel mehr oder weniger Invaliditäts- oder Todesfälle als nach den verwendeten Rechnungsgrundlagen erwartet) oder Änderungen der Berechnungsparameter.

Die versicherungstechnischen Gewinne und Verluste werden nach dem so genannten Korridorverfahren behandelt, das heißt eine erfolgswirksame Buchung ist in den Folgejahren erst dann vorzunehmen, wenn die insgesamt zum Bilanzstichtag aufgelaufenen Gewinne oder Verluste den Korridor von 10% des Maximums aus dem Barwert der erdienten Pensionsansprüche und den Vermögenswerten der externen Versorgungseinrichtung überschreiten.

Der Rechnungszinssatz orientiert sich an dem langfristigen Zinssatz für erstklassige festverzinsliche Industrieanleihen am Bilanzstichtag. Die Höhe der bilanziellen Rückstellung ergibt sich aus der Rückstellung des Vorjahres zuzüglich des zum Beginn des Geschäftsjahres ermittelten Pensionsaufwandes abzüglich der liquiditätswirksamen Zahlungen und abzüglich der Zuwendungen zum Planvermögen des aktuellen Geschäftsjahres. Das von der HVB AG in 2003 eingerichtete Planvermögen zur Finanzierung der Pensionsverpflichtungen ist ausführlich in Note 60 beschrieben.

16

Sonstige Passiva

Unter den Sonstigen Passiva weisen wir unter anderem abgegrenzte Verbindlichkeiten nach IAS 37 aus. Hierunter fallen künftige Ausgaben, die zwar hinsichtlich der Höhe oder des Zeitpunkts unsicher sind, deren Unsicherheit jedoch geringer als bei Rückstellungen ist. Dabei handelt es sich um Verbindlichkeiten für erhaltene oder gelieferte Güter oder Dienstleistungen, die weder bezahlt, noch vom Lieferanten in Rechnung gestellt oder formal vereinbart wurden. Hierzu gehören auch kurzfristige Verbindlichkeiten gegenüber Mitarbeitern, zum Beispiel Gleitzeitguthaben und Urlaubsansprüche. Die abgegrenzten Verbindlichkeiten haben wir in Höhe der voraussichtlichen Inanspruchnahme angesetzt.

17

Währungsumrechnung

Die Währungsumrechnung erfolgt nach den Vorschriften des IAS 21. Danach werden nicht auf Euro lautende monetäre Vermögenswerte und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Nicht monetäre Vermögenswerte und Schulden, die zu Anschaffungskosten bilanziert sind, werden mit ihrem Anschaffungskurs angesetzt.

Aufwendungen und Erträge, die sich aus der Währungsumrechnung bei den einzelnen Konzerngesellschaften ergeben, schlagen sich grundsätzlich in den entsprechenden Positionen der Gewinn- und Verlustrechnung nieder.

Im Konzernabschluss sind Bilanzpositionen sowie Aufwendungen und Erträge unserer Tochterunternehmen, soweit sie nicht in Euro bilanzieren, mit marktgerechten Kursen am Bilanzstichtag umgerechnet.

18

Ertragsteuern

Die Bilanzierung und Bewertung von Ertragsteuern erfolgt gemäß IAS 12. Latente Steuern werden bis auf wenige im Standard festgelegte Ausnahmen für alle temporären Differenzen zwischen den Wertansätzen nach IFRS und den Steuerwerten gebildet (bilanzorientiertes Vorgehen). Latente Steueransprüche auf Grund von ungenutzten steuerlichen Verlustvorträgen werden angesetzt, soweit IAS 12 dies zulässt.

Da die Konzeption auf der Darstellung zukünftiger Steueransprüche bzw. Steuerverpflichtungen beruht (Liability-Methode), erfolgt deren Berechnung mit den Steuersätzen, die zum Zeitpunkt des Ausgleichs der Differenzen erwartet werden.

19

Einstellung von Bereichen

Die Abspaltung des gewerblichen Immobiliengeschäftes auf die Hypo Real Estate Holding AG wurde Ende September mit Eintragung ins Handelsregister rechtswirksam. Seit 1. Januar 2003 (Spaltungsstichtag gem. §§ 126, 135 UmWG) gelten alle Handlungen und Geschäfte der HVB AG, die das abzuspaltende Vermögen betreffen, als für Rechnung der Hypo Real Estate Holding vorgenommen. Dies bedeutet, dass die Wirkungen der Abspaltung im Verhältnis zwischen der HVB AG und der Hypo Real Estate Holding AG auf den 1. Januar 2003 zurückbezogen werden.

Dementsprechend sind in der Gewinn- und Verlustrechnung des Jahres 2003 keine Erträge und Aufwendungen der abgespaltenen Gesellschaften mehr enthalten.

Durch die Abspaltung sind die im Vorjahr ausgewiesenen Zahlen der Bilanz und Gewinn- und Verlustrechnung ebenso wie die entsprechenden Notes-Angaben nicht mehr vergleichbar, da sie sich auf die HVB Group alt beziehen.

Wir haben deshalb zur Herstellung der Vergleichbarkeit des vorliegenden Abschlusses mit dem Vorjahr sowohl in der Bilanz und Gewinn- und Verlustrechnung als auch in den Notes zusätzlich Pro-forma-Vergleichszahlen der neuen HVB Group angegeben.

Die durch die Abspaltung entkonsolidierten Unternehmen haben wir in Note 3 »Konsolidierungskreis« einzeln aufgeführt.

Nach erfolgter Trennung entfällt das im Jahresabschluss zum 31. Dezember 2002 enthaltene Segment Hypo Group in unserer Segmentberichterstattung.

Der auf die Hypo Real Estate Holding AG abgespaltene Teilkonzern (Hypo Real Estate Group) wurde im Rahmen der Abspaltung mit einem Eigenkapital von 3712 Mio € ausgestattet.

Die Risikoabschirmung durch die HVB AG wurde im Saldo in den übrigen Erträgen/Aufwendungen berücksichtigt.

Im Zusammenhang mit der Abspaltung, aber nicht als Bestandteil der Abspaltung, wurde das Bestandsportfolio der europäischen Niederlassungen der HVB AG mit wirtschaftlicher Wirkung zum 1. Januar 2003 auf die neue Hypo Real Estate Group übertragen. Die Übertragung erfolgte teilweise physisch durch Übernahme der Darlehen und Gläubigerwechsel und teilweise synthetisch, d. h. die Darlehen bleiben in der Bilanz der HVB AG, die Hypo Real Estate Group hat jedoch die Kreditrisiken durch einen Kreditübernahmevertrag und die laufende Bearbeitung der Darlehen übernommen.

20

Erläuterungen zur Segmentberichterstattung nach Geschäftsfeldern (primäre Segmentierung)

Wir steuern die HVB Group über die operativen Geschäftsfelder, deshalb definieren wir diese als primäre Segmente. Ihre Inhalte und Produkte stellen wir im Kapitel »Geschäftsfelder« im Band Jahresbericht detailliert dar. Die Ergebnisse ihrer jeweiligen Ressorts besprechen wir ausführlich im Konzernlagebericht. Neben den Geschäftsfeldern weisen wir das primäre Segment »Workout Immobilien« aus.

Basis für unsere Segmentberichterstattung ist die interne Geschäftsfeldrechnung, die wir nach IFRS vornehmen. Die Geschäftsfelder treten wie selbstständige Unternehmen mit eigener Eigenkapitalausstattung und Ergebnisverantwortung auf. Die Geschäftsfelder sind nach der Betreuungszuständigkeit für unsere Kunden abgegrenzt. Die Aufspaltung des Zinsüberschusses erfolgt nach der Marktzinsmethode. Die Verwaltungsaufwendungen werden verursachungsgerecht auf die Segmente verteilt. Die Bereiche Group Services Business, Core IT und Group Corporate Center treten dabei wie externe Anbieter auf, die ihre Leistungen den Geschäftsfeldern zu einem marktüblichen Preis verrechnen.

Geschäfts- oder Firmenwerte rechnen wir den Geschäftsfeldern zu. Sofern sich die Geschäftstätigkeit eines Unternehmens auf mehrere Segmente erstreckt, werden die Geschäfts- oder Firmenwerte nach den erwarteten Ergebnisbeiträgen zum Erwerbszeitpunkt verteilt.

Wir statten die Geschäftsfelder mit 6,2% Kernkapital bezogen auf die Risikopositionen, das heißt Risikoaktiva und die zu unterlegenden Marktrisiken im Sinne des bankaufsichtsrechtlichen Grundsatz I zu § 10 KWG, aus. Auf das so ermittelte durchschnittlich gebundene Kernkapital berechnen wir den Anlagenutzen, den wir im Zinsüberschuss ausweisen. Wir wenden dabei den Zinssatz an, der nach unserer empirischen Erhebung die langfristige Durchschnittsrendite einer risikofreien Anlage am Kapitalmarkt darstellt. Grundlage für die Ermittlung der Eigenkapitalrentabilität ist das nach der Struktur des durchschnittlich gebundenen Kernkapitals verteilte durchschnittliche bilanzielle Eigenkapital. Hierauf beziehen wir bei der Eigenkapitalrentabilität nach Steuern den Jahresüberschuss/-fehlbetrag ohne Fremdanteile. Die Ertragsteuern ordnen wir den Geschäftsfeldern grundsätzlich verursachungsgerecht zu.

In der Spalte »Sonstige/Konsolidierung« sind neben segmentübergreifenden Konsolidierungsvorgängen die Ergebnisbeiträge abgebildet, die nicht in den Verantwortungsbereich der einzelnen Geschäftsfelder fallen. Dazu zählen die Positionen konsolidierter Serviceunternehmen sowie die Ergebnisse von nicht konsolidiertem Anteilsbesitz, soweit sie nicht den Geschäftsfeldern zugerechnet sind. Ebenso berücksichtigen wir hier das Ergebnis aus strategischen Beständen, die der Zuständigkeit des Vorstands unterliegen. Außerdem sind in diesem Segment Ergebnisbestandteile ausgewiesen, die aus den Dispositionsentscheidungen der Geschäftsleitung im Rahmen der Aktiv-Passiv-Steuerung resultieren.

Im Gegensatz zu unserer Annahme im Konzernabschluss 2002 sind Teile der im Zusammenhang mit der Abspaltung vorgenommenen Kreditportfolioübertragungen an die Hypo Real Estate Group synthetisch erfolgt. Zudem erfolgte die physische Übertragung von Krediten ohne entsprechende Refinanzierung, sondern gegen Aktivierung einer Forderung gegenüber der Hypo Group. Ferner weisen wir auf Grund einer geänderten Vorstandsverantwortung bei der Bank Austria Creditanstalt die Tochtergesellschaft BA-CA Cayman Islands im Segment Sonstige aus. Die Vorjahreszahlen haben wir entsprechend angepasst.

21

Erfolgsrechnung nach Geschäftsfeldern

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
Zinsüberschuss						
2003	2 911	1 948	1 356	-12	- 322	5 881
2002	2 954	1 981	1 373	-10	- 362	5 936
Kreditrisikovorsorge						
2003	1 455	461	330	58	9	2 313
2002	1 853	511	919	—	9	3 292
Provisionsüberschuss						
2003	1 236	1 109	451	—	-1	2 795
2002	1 187	1 064	418	- 2	5	2 672
Handelsergebnis						
2003	5	105	652	—	58	820
2002	3	30	699	—	55	787
Verwaltungsaufwand						
2003	2 943	2 285	1 086	13	44	6 371
2002	3 266	2 222	1 319	27	62	6 896
Saldo sonstige betriebliche Erträge/Aufwendungen						
2003	524	37	6	- 3	56	620
2002	28	24	30	- 4	102	180
Betriebsergebnis						
2003	278	453	1 049	- 86	- 262	1 432
2002	- 947	366	282	- 43	- 271	- 613
Finanzanlageergebnis						
2003	- 26	63	7	—	-1 850	-1 806
2002	- 99	50	- 267	—	903	587
Abschreibungen auf Geschäfts- oder Firmenwerte						
2003	19	721	389	—	5	1 134
2002	215	118	59	—	3	395
Zuführung zu Restrukturierungs-rückstellungen						
2003	—	—	—	—	—	—
2002	212	2	35	—	34	283
Saldo übrige Erträge/ Aufwendungen						
2003	- 9	- 7	- 1	- 152	- 469	- 638
2002	-11	- 2	- 3	- 115	-18	- 149

Erfolgsrechnung nach Geschäftsfeldern (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
2003	224	- 212	666	- 238	- 2 586	- 2 146
2002	- 1 484	294	- 82	- 158	577	- 853
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern (bereinigt um Sondereffekte)						
2003	- 244	328	1 003	- 238	- 239	610
darunter:						
Bank Austria-Gruppe (2003 bereinigt um Sondereffekte)						
2003	—	328	55	—	7	390
2002	—	294	- 42	—	34	286

22

Kennziffern nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien[1]	Sonstige/ Konsolidierung[1]	HVB Group neu
Cost-Income-Ratio (auf der Basis der operativen Erträge)						
2003	62,9	71,4	44,1	—	—	63,0
2002	78,3	71,7	52,3	—	—	72,0
Eigenkapitalrentabilität vor Steuern[2]						
2003	3,6	- 6,9	15,9	—	—	- 14,6
2002	- 20,9	8,6	- 1,5	—	—	- 5,0
Eigenkapitalrentabilität vor Steuern (bereinigt um Goodwill-abschreibungen)[2]						
2003	3,9	16,5	25,1	—	—	- 6,9
2002	- 17,9	12,0	- 0,4	—	—	- 2,7
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwill-abschreibungen)[3]						
2003	3,2	8,3	23,7	—	—	- 11,2
2002	- 17,2	8,5	- 0,4	—	—	- 2,8
Eigenkapitalrentabilität nach Steuern[3]						
2003	2,9	- 17,2	13,5	—	—	- 19,7
2002	- 20,7	4,6	- 1,6	—	—	- 5,4

[1] Kennzahlenwerte ökonomisch nicht aussagekräftig.

[2] Ergebnis vor Steuern bzw. Ergebnis vor Steuern bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlich bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten) inkl. Fremdanteile.

[3] Jahresüberschuss/-fehlbetrag bzw. Jahresüberschuss/-fehlbetrag bereinigt um Goodwillabschreibungen im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten).

23

Bilanzzahlen nach Geschäftsfeldern

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
Handelsaktiva						
2003	40	2892	77164	—	366	80462
2002	54	2489	82275	—	434	85252
Kreditvolumen						
2003	166658	80542	78369	3025	9750	338344
2002	176732	78912	107312	4285	8539	375780
Verbindlichkeiten gegenüber Kreditinstituten						
2003	1054	6415	112304	—	-6809	112964
2002	1629	5462	134989	—	-5661	136419
Verbindlichkeiten gegenüber Kunden						
2003	58480	52603	29109	355	-235	140312
2002	54509	54483	37434	325	345	147096
Verbriefte Verbindlichkeiten						
2003	92	6429	116449	—	-242	122728
2002	107	6626	141397	—	-607	147523

24

Kennziffern zur Risikovorsorge nach Geschäftsfeldern

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
Nettozuführungsquote (in %)						
2003	0,87	0,57	0,42	1,92	—	0,68
2002	1,05	0,65	0,86	—	—	0,88
Kreditausfallquote (in %)						
2003	0,60	0,51	0,78	20,63	—	0,80
2002	0,35	0,34	0,41	17,15	—	0,57
Risikovorsorge-bestand (in Mio €)						
2003	5611	3523	1757	854	138	11883
2002	5222	3566	2303	1429	150	12670
Risikovorsorgebestandsquote (in %)						
2003	3,37	4,37	2,24	28,23	—	3,51
2002	2,95	4,52	2,15	33,35	—	3,37

25

Zinslos gestellte Kredite nach Geschäftsfeldern

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
Zinslos gestellte Kredite (in Mio €)						
2003	6434	3458	2391	1554	49	13886
2002	4982	2430	2930	2156	83	12581
Coverage Ratio (in %)						
2003	87	102	73	55	—	86
2002	105	147	79	66	—	101

26

Kapital nach Geschäftsfeldern

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu
Durchschnittlich gebundenes Kernkapital						
2003	6814	3371	4579	97	1151	16012
2002	7211	3476	5644	132	874	17337
Durchschnittliches bilanzielles Eigenkapital						
2003	5707	2823	3835	81	964	13410
2002	6189	2984	4844	113	751	14881

27

Mitarbeiter der Geschäftsfelder und Dienstleistungsbereiche

	2003	2002 HVB Group neu	2002 HVB Group alt
Deutschland	13956	17047	17047
Österreich und CEE	27085	26041	26041
Corporates & Markets	3198	3598	3598
Workout Immobilien	666	603	603
Group Services	7522	8253	8253
Core IT	2662	2726	2726
Group Corporate Center	5125	5986	5986
Hypo Group	—	—	1672
Insgesamt	**60214**	**64254**	**65926**

28

Segmentberichterstattung nach Regionen (sekundäre Segmentierung)

Die Zurechnung der Werte zu den Regionen richtet sich nach dem Sitz der Konzernunternehmen beziehungsweise deren Niederlassungen.

Erfolgszahlen nach Regionen:

in Mio €	Deutschland	Österreich	Übriges Westeuropa	Zentral- und Osteuropa	Amerika	Asien	Konsolidierung	Konzern
Operative Erträge								
2003	5 449	2 519	983	1 045	366	67	- 313	10 116
2002 HVB Group neu	4 654	2 596	1 064	1 085	507	171	- 502	9 575
2002 HVB Group alt	5 233	2 596	1 209	1 085	507	171	- 566	10 235
Kreditrisikovorsorge								
2003	1 584	373	151	90	127	- 12	—	2 313
2002 HVB Group neu	2 258	432	234	148	244	- 24	—	3 292
2002 HVB Group alt	2 763	432	234	148	244	- 24	—	3 797
Verwaltungsaufwand								
2003	3 447	1 837	304	647	133	72	- 69	6 371
2002 HVB Group neu	3 820	1 798	406	670	167	77	- 42	6 896
2002 HVB Group alt	3 969	1 798	450	670	167	77	- 55	7 076
Betriebsergebnis								
2003	418	309	528	308	106	7	- 244	1 432
2002 HVB Group neu	- 1 424	367	424	267	96	118	- 461	- 613
2002 HVB Group alt	- 1 498	367	524	267	96	118	- 512	- 638
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern								
2003	- 2 229	- 539	493	275	67	31	- 244	- 2 146
2002 HVB Group neu	- 1 328	202	235	237	132	131	- 462	- 853
2002 HVB Group alt	- 1 379	202	369	237	132	131	- 513	- 821
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern (bereinigt um Sondereffekte)								
2003	- 95	210	304	275	129	31	- 244	610

Cost-Income-Ratio (auf der Basis der operativen Erträge) nach Regionen:

in %	2003	2002 HVB Group neu	2002 HVB Group alt
Deutschland	63,3	82,1	75,8
Österreich	72,9	69,3	69,3
Übriges Westeuropa	30,9	38,2	37,2
Zentral- und Osteuropa	61,9	61,8	61,8
Amerika	36,3	32,9	32,9
Asien	107,5	45,0	45,0
Konzern	**63,0**	**72,0**	**69,1**

Kreditvolumen nach Regionen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Deutschland	196 967	208 285	316 024
Österreich	75 705	75 362	75 362
Übriges Westeuropa	40 600	53 918	59 543
Zentral- und Osteuropa	17 488	15 652	15 652
Amerika	12 649	23 791	23 791
Asien	5 811	10 765	10 765
Konsolidierung	– 10 876	– 11 993	– 13 204
Konzern	**338 344**	**375 780**	**487 933**

Mitarbeiter nach Regionen:

	2003	2002 HVB Group neu	2002 HVB Group alt
Deutschland	27 359	31 495	32 901
Österreich	13 038	13 381	13 381
Übriges Westeuropa	1 045	1 624	1 890
Zentral- und Osteuropa	18 107	16 820	16 820
Afrika	1	1	1
Amerika	364	590	590
Asien	297	340	340
Australien	3	3	3
Konzern	**60 214**	**64 254**	**65 926**

ANGABEN ZUR GEWINN- UND VERLUSTRECHNUNG

29

Zinsüberschuss

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Zinserträge aus			
Kredit- und Geldmarktgeschäften	17 356	20 646	28 222
festverzinslichen Wertpapieren und Schuldbuchforderungen	1 531	3 031	4 874
Aktien und anderen nicht festverzinslichen Wertpapieren	159	246	259
verbundenen Unternehmen	112	162	136
nach der Equity-Methode bewerteten Unternehmen	65	16	16
Beteiligungen	69	61	62
Immobilien des Finanzanlagebestandes	31	37	55
Zinsaufwendungen für			
Einlagen	7 200	9 488	12 217
Verbriefte Verbindlichkeiten	5 338	7 634	13 500
Nachrangkapital	1 061	1 244	1 361
Ergebnis aus dem Leasinggeschäft	**157**	**103**	**103**
Insgesamt	**5 881**	**5 936**	**6 649**

Zinsspannen:

in %	2003	2002 HVB Group neu	2002 HVB Group alt
auf Basis der durchschnittlichen Risikoaktiva (BIZ)	2,44	2,18	2,07
auf Basis des durchschnittlichen Geschäftsvolumens	1,38	1,23	1,04

30

Kreditrisikovorsorge

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Zuführungen	3 788	4 718	5 235
Wertberichtigungen auf Forderungen	3 597	4 458	4 975
Rückstellungen im Kreditgeschäft	191	260	260
Auflösungen	–1 348	–1 328	–1 337
Wertberichtigungen auf Forderungen	–1 157	–1 179	–1 188
Rückstellungen im Kreditgeschäft	–191	–149	–149
Eingänge auf abgeschriebene Forderungen	–127	–98	–101
Insgesamt	**2 313**	**3 292**	**3 797**

31

Provisionsüberschuss

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Wertpapier- und Depotgeschäft	1 099	1 071	1 075
Außenhandelsgeschäft/Zahlungsverkehr	983	939	939
Kreditgeschäft	457	449	476
Sonstiges Dienstleistungsgeschäft	256	213	194
Insgesamt	**2 795**	**2 672**	**2 684**

32

Handelsergebnis

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Kursbezogene Geschäfte	237	172	172
Zins- und währungsbezogene Geschäfte	583	615	615
Insgesamt	**820**	**787**	**787**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 750 Mio € sowie Refinanzierungskosten für die Handelsinstrumente in Höhe von –631 Mio € enthalten.

33

Verwaltungsaufwand

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Personalaufwand	**3 631**	**3 773**	**3 912**
Löhne und Gehälter	2 666	2 796	2 893
Soziale Abgaben	509	496	513
Aufwendungen für Altersversorgung und Unterstützung	456	481	506
Andere Verwaltungsaufwendungen	**2 108**	**2 424**	**2 451**
Abschreibungen und Wertberichtigungen	**632**	**699**	**713**
auf Sachanlagen	397	505	514
auf Software und sonstige immaterielle Vermögenswerte ohne Geschäfts- oder Firmenwerte	235	194	199
Insgesamt	**6 371**	**6 896**	**7 076**

In 2003 haben wir Mitarbeitern und Organmitgliedern keine Optionspläne auf Aktien der HVB AG oder ähnliche Entgeltformen zugesagt.

34

Saldo sonstige betriebliche Erträge/ Aufwendungen

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Sonstige betriebliche Erträge	939	532	487
Sonstige betriebliche Aufwendungen	319	352	372
Insgesamt	**620**	**180**	**115**

Die größten Einzelposten unter den sonstigen betrieblichen Erträgen stellen Gewinne aus dem Verkauf und der Entkonsolidierung von Tochterunternehmen, vor allem der norisbank Aktiengesellschaft und der Bank von Ernst & Cie. AG, in Höhe von insgesamt 547 Mio € dar. Erträge aus der Auflösung von Rückstellungen, die nicht dem Kreditgeschäft zuzuordnen sind, betragen 130 Mio €. Aus dem Verkauf von Sachanlagen, Forderungen, immateriellen Vermögenswerten und sonstigen Aktiva wurden Erträge in Höhe von insgesamt 17 Mio € und Aufwendungen in Höhe von 24 Mio € gebucht. Die Aufwendungen aus Zuführungen zu abgegrenzten Verbindlichkeiten und Rückstellungen, die nicht dem Kreditgeschäft zuzuordnen sind, betragen 42 Mio €. Die Abschreibungen auf Vermögenswerte des Umlaufvermögens beliefen sich auf 15 Mio €. Aus der Entkonsolidierung von Tochterunternehmen entstand ein Verlust in Höhe von 22 Mio €.

Darüber hinaus sind in den sonstigen betrieblichen Erträgen und Aufwendungen keine Einzelbeträge von wesentlicher Bedeutung enthalten.

35

Operative Erträge

Zusammensetzung der operativen Erträge:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Zinsüberschuss	5 881	5 936	6 649
Provisionsüberschuss	2 795	2 672	2 684
Handelsergebnis	820	787	787
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	620	180	115
Insgesamt	**10 116**	**9 575**	**10 235**

36 Auswirkungen aus Wechselkursveränderungen

Die Veränderung der Wechselkurse, insbesondere der Kursanstieg des Euro gegenüber dem US-Dollar und anderen bedeutenden Währungen, hat den Zins- und Provisionsüberschuss sowie das Handelsergebnis im Vergleich zum Vorjahr belastet und den Verwaltungsaufwand gemindert.

	Auswirkung	Bereinigte Veränderung gegenüber HVB Group neu 2002	
	in Mio €	in Mio €	in %
Zinsüberschuss	-148	93	1,6
Provisionsüberschuss	-54	177	6,6
Handelsergebnis	-17	50	6,4
Verwaltungsaufwand	-126	-399	-5,8

37 Finanzanlageergebnis

Im Finanzanlageergebnis weisen wir die Erfolge aus der Veräußerung sowie erfolgswirksam zu erfassende Bewertungsänderungen von HtM- und AfS-Finanzinstrumenten aus. Ferner werden hier Erfolge aus der Veräußerung at-Equity bewerteter Unternehmen sowie Aufwendungen und Realisierungserfolge aus Grundstücken und Gebäuden, die als Finanzinvestition gehalten werden, gezeigt. Das Ergebnis aus HtM-Vermögenswerten belief sich auf 17 Mio € (2002 HVB Group neu: -15 Mio €, HVB Group alt: 15 Mio €). Das Ergebnis aus AfS-Finanzanlagen beträgt -1901 Mio € (2002 HVB Group neu: 661 Mio €, HVB Group alt: 691 Mio €). Hierunter fallen vor allem erfolgswirksam erfasste Wertminderungen auf unsere Anteile an der Münchener Rückversicherungs-Gesellschaft AG, der Allianz AG und der Ergo Versicherungsgruppe AG. Darüber hinaus gleichen sich weitere Veräußerungsgewinne aus unserem Anteilsbesitz und Bewertungsaufwendungen in etwa aus.

Das Ergebnis aus dem Verkauf at-Equity bewerteter Gemeinschafts- und assoziierter Unternehmen belief sich auf 39 Mio € (2002 HVB Group neu: -40 Mio €, HVB Group alt: -40 Mio €). Bei Grundstücken und Gebäuden, die als Finanzinvestition gehalten werden, ergaben sich Aufwendungen in Höhe von 39 Mio € (2002 HVB Group neu: 48 Mio €, HVB Group alt: 55 Mio €). Aus der Veräußerung von Grundstücken und Gebäuden dieses Bestandes haben wir Gewinne in Höhe von 78 Mio € (2002 HVB Group neu: 29 Mio €, HVB Group alt: 38 Mio €) erzielt.

38 Abschreibungen auf Geschäfts- oder Firmenwerte

In 2003 beliefen sich die Abschreibungen auf Geschäfts- oder Firmenwerte auf 1134 Mio €, die im Wesentlichen aus einer außerplanmäßigen Goodwillabschreibung auf die Bank Austria Creditanstalt Aktiengesellschaft (800 Mio €) resultieren.

39 Saldo übrige Erträge/Aufwendungen

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Übrige Erträge	—	—	—
Übrige Aufwendungen	**638**	**149**	**151**
darunter:			
Sonstige Steuern	14	17	18
Verlustübernahmen	164	132	133
Aufwendungen für Risikoabschirmung	460	—	—
Saldo übrige Erträge/ Aufwendungen	**-638**	**-149**	**-151**

Im Zusammenhang mit der Abspaltung des gewerblichen Immobilienfinanzierungsgeschäfts auf die Hypo Real Estate Holding AG ist ein Aufwand für Risikoabschirmung in Höhe von 460 Mio € angefallen. Dieser entstand aus der Verpflichtung, Jahresfehlbeträge der Hypo Real Estate Bank AG bis zu maximal 590 Mio € (460 Mio € in 2003 und 130 Mio € in 2004) zu übernehmen, soweit diese durch gebildete Einzelwertberichtigungen ausgelöst wurden.

40 Ertragsteuern

Die Ertragsteuern gliedern sich wie folgt:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Tatsächliche Steuern	107	250	277
Latente Steuern	189	-253	-240
Insgesamt	**296**	**-3**	**37**

Die latenten Ertragsteuern ergeben sich aus der während des Geschäftsjahres vorgenommenen erfolgswirksamen Bildung bzw. Auflösung von Steuerabgrenzungen. Der latente Steueraufwand ist auf die Entstehung bzw. Umkehrung von temporären Differenzen, die Entstehung bzw. Nutzung von steuerlichen Verlustvorträgen (202 Mio € latenter Steueraufwand) sowie auf die Wertanpassungen von latenten Ertragsteueransprüchen und Steuersatzänderungen (13 Mio € latenter Steuerertrag) zurückzuführen.

Die Unterschiede zwischen den rechnerischen und den ausgewiesenen Ertragsteuern sind in der nachfolgenden Überleitungsrechnung dargestellt.

in Mio €	2003	2002 HVB Group alt
Ergebnis vor Steuern	- 2 146	- 821
Anzuwendender Steuersatz	28,0%	26,4%
Rechnerische Ertragsteuern	- 601	- 217
Steuereffekte		
aus Vorjahren und Steuersatzänderungen	1	33
aus Auslandseinkünften	32	- 24
aus steuerfreien Erträgen	- 343	- 438
aus unterschiedlichen Rechtsnormen	14	- 112
aus nicht abziehbaren Aufwendungen	604	182
aus Wertanpassungen und dem Nichtansatz latenter Steuern	260	500
aus Geschäfts- oder Firmenwertabschreibungen	320	105
aus sonstigen Unterschieden	9	8
Ausgewiesene Ertragsteuern	**296**	**37**

Der für das Berichtsjahr anzuwendende Steuersatz wurde durch das Flutopfersolidaritätsgesetz von 26,4% auf 28,0% erhöht. Er setzt sich aus dem in Deutschland geltenden Körperschaftsteuersatz von 26,5% (Vorjahr: 25,0%) und dem Solidaritätszuschlag in Höhe von 5,5% der Körperschaftsteuer zusammen.

Die Steuereffekte aus Auslandseinkünften ergeben sich auf Grund der unterschiedlichen Steuersätze in den einzelnen Ländern.

Die Position Steuereffekte aus unterschiedlichen Rechtsnormen umfasst hauptsächlich die nicht nach einheitlichen Steuersätzen in Deutschland berechnete tatsächliche und latente Gewerbesteuer und die durch die Abzugsfähigkeit der Gewerbesteuer bedingte Minderung der Körperschaftsteuer und des Solidaritätszuschlags.

Die Position Steuereffekte aus Wertanpassungen und dem Nichtansatz latenter Steuern beinhaltet neben den Effekten aus der Verminderung und Erhöhung von latenten Steueransprüchen gemäß IAS 12.56 und IAS 12.37 die Wirkungen aus dem Nichtansatz von latenten Steueransprüchen auf Grund von steuerlichen Verlustvorträgen und temporären Differenzen des laufenden Geschäftsjahres. Außerdem sind in dieser Position auch die Auswirkungen von temporären Unterschieden in Verbindung mit Tochtergesellschaften enthalten, für die nach den Regelungen des IAS 12.39 und 12.44 keine latenten Steuern zu bilanzieren sind.

Die latenten Steuerverpflichtungen bzw. die latenten Steueransprüche verteilen sich auf folgende Positionen:

in Mio €	2003	2002 HVB Group alt
Latente Steuerverpflichtungen		
Forderungen an Kreditinstitute/Kunden inkl. Risikovorsorge	142	153
Handelsaktiva/-passiva	565	581
Finanzanlagen	508	746
Sachanlagen/Immaterielle Vermögenswerte	131	168
Sonstige Aktiva/Passiva	294	2 196
Verbindlichkeiten Kreditinstitute/Kunden	43	103
Sonstiges	407	60
Ausgewiesene latente Steuerverpflichtungen	**2 090**	**4 007**
Latente Steueransprüche		
Handelsaktiva/-passiva	921	845
Finanzanlagen	277	328
Sachanlagen/Immaterielle Vermögenswerte	69	79
Rückstellungen	497	605
Sonstige Aktiva/Passiva	1 323	4 105
Forderungen an Kreditinstitute/Kunden inkl. Risikovorsorge	164	262
Verlustvorträge	432	477
Sonstiges	102	142
Ausgewiesene latente Steueransprüche	**3 785**	**6 843**

Grundsätzlich werden deutsche Kapitalgesellschaften mit einem definitiven Körperschaftsteuersatz von 25% belastet, unabhängig davon, ob die Gewinne ausgeschüttet werden oder nicht. Für das Jahr 2003 beträgt der Körperschaftsteuersatz 26,5%. Da der erhöhte Körperschaftsteuersatz lediglich für das Jahr 2003 gilt, erfolgte die Bemessung der latenten Steuern bei unseren inländischen

Gesellschaften mit dem einheitlichen Körperschaftsteuersatz einschließlich Solidaritätszuschlag in Höhe von 26,4% und dem vom jeweiligen Hebesatz abhängigen Gewerbesteuersatz. Auf Grund der Abzugsfähigkeit der Gewerbesteuer bei der Ermittlung der Körperschaftsteuer ergibt sich daraus bei der HVB AG ein unveränderter Gesamtbewertungssatz für latente Steuern von 39,8%.

Die AfS-Rücklage wurde im Geschäftsjahr um latente Steuern in Höhe von 48 Mio € vermindert. Mit der Hedge-Rücklage wurden im laufenden Jahr 567 Mio € latente Steueransprüche verrechnet.

Bei den angegebenen, direkt mit den Rücklagen verrechneten latenten Steuern handelt es sich jeweils um die Beträge vor Korrektur wegen der Anteile in Fremdbesitz.

Für steuerliche Verlustvorträge in Höhe von 3142 Mio € (2002 HVB Group alt: 2805 Mio €) und abzugsfähige temporäre Unterschiede in Höhe von 606 Mio € (2002 HVB Group alt: 635 Mio €) wurden gemäß IAS 12 keine latenten Steueransprüche angesetzt.

41

Ergebnis je Aktie

	2003	2002 HVB Group neu	2002 HVB Group alt
Jahresüberschuss/-fehlbetrag ohne Fremdanteile in Mio €	- 2 639	- 809	- 829
Jahresüberschuss/-fehlbetrag ohne Fremdanteile und vor Abschreibungen auf Geschäfts- oder Firmenwerte in Mio €	- 1 505	- 414	- 434
Jahresüberschuss/-fehlbetrag ohne Fremdanteile und vor Abschreibungen auf Geschäfts- oder Firmenwerte, bereinigt um übrige Sondereffekte in Mio €	349	—	—
Durchschnittliche Anzahl der Aktien	536 288 701	536 288 701	536 288 701
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen) in €	**- 2,81**	**- 0,77**	**- 0,81**
Ergebnis je Aktie (bereinigt um Goodwillabschreibungen und übrige Sondereffekte) in €	**0,65**	**—**	**—**
Ergebnis je Aktie in €	**- 4,92**	**- 1,51**	**- 1,55**

Da zu den Abschlussstichtagen 2003 und 2002 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

42

Wertschöpfungsrechnung

Entstehung:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Operative Erträge	10 116	9 575	10 235
Finanzanlageergebnis	- 1 806	587	649
Summe der Erträge	8 310	10 162	10 884
Kreditrisikovorsorge	2 313	3 292	3 797
Andere Verwaltungsaufwendungen	2 108	2 424	2 451
Abschreibungen und Wertberichtigungen auf Sachanlagen und immaterielle Vermögenswerte	1 766	1 094	1 108
Übrige Aufwendungen (ohne Steuern) und Zuführung zu Restrukturierungsrückstellungen	624	415	419
Wertschöpfung	**1 499**	**2 937**	**3 109**

Verwendung:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Wertschöpfung	**1 499**	**2 937**	**3 109**
Mitarbeiter (Personalaufwand)	3 631	3 773	3 912
Öffentliche Hand (Steuern)	310	14	55
Aktionäre der Hypo-Vereinsbank (Dividende)	—	—	—
Fremdanteile	197	- 41	- 29
Unternehmen	- 2 639	- 809	- 829

43

Barreserve

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Kassenbestand und Guthaben bei Zentralnotenbanken	5 099	4 716	4 780
Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind	609	543	593
Schatzwechsel und unverzinsliche Schatzanweisungen sowie ähnliche Schuldtitel öffentlicher Stellen	164	179	229
Wechsel	445	364	364
Insgesamt	**5 708**	**5 259**	**5 373**

44

Handelsaktiva

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Schuldverschreibungen und andere festverzinsliche Wertpapiere	30 798	33 793	33 793
Geldmarktpapiere	2 017	2 498	2 498
Anleihen und Schuldverschreibungen	28 781	31 295	31 295
von öffentlichen Emittenten	6 992	4 698	4 698
von anderen Emittenten	17 596	20 259	20 259
konzerneigene Schuldverschreibungen	4 193	6 338	6 338
darunter:			
börsenfähige Werte	29 784	31 997	31 997
börsennotiert	26 310	27 591	27 591
nicht börsennotiert	3 474	4 406	4 406
Aktien und andere nicht festverzinsliche Wertpapiere	3 660	2 536	2 536
Aktien	2 839	1 442	1 442
Investmentanteile	414	1 045	1 045
Sonstige	407	49	49
darunter:			
börsenfähige Werte	3 152	2 480	2 480
börsennotiert	3 119	1 720	1 720
nicht börsennotiert	33	760	760
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	44 147	44 411	44 411
Sonstige Handelsbestände	1 857	4 512	4 512
Insgesamt	**80 462**	**85 252**	**85 252**

Die Handelsaktiva werden zu beizulegenden Zeitwerten bewertet. Bei den börsenfähigen Wertpapieren beläuft sich die Differenz zwischen den Anschaffungskosten und den beizulegenden Zeitwerten auf 410 Mio €.

Schuldverschreibungen und andere festverzinsliche Wertpapiere von verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Verbundene, nicht einbezogene Unternehmen	47	130	130
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	72	375	375
Insgesamt	**119**	**505**	**505**

45

Forderungen an Kreditinstitute

Forderungen an Kreditinstitute nach Geschäftsarten:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Kredite und Darlehen	**24 457**	**26 524**	**43 155**
Kommunaldarlehen	1 213	1 580	22 432
Immobilienfinanzierungen	9	9	388
Sonstige Forderungen	23 235	24 935	20 335
Geldanlagen	**28 385**	**31 028**	**30 712**
Insgesamt	**52 842**	**57 552**	**73 867**

Forderungen an Kreditinstitute in Deutschland und übrigen Regionen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Kreditinstitute in Deutschland	14 524	14 806	35 134
Kreditinstitute in übrigen Regionen	38 318	42 746	38 733
Insgesamt	**52 842**	**57 552**	**73 867**

Forderungen an Kreditinstitute nach Fristen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Täglich fällig	12 482	18 792	15 045
Befristet mit Restlaufzeit	40 360	38 760	58 822
bis 3 Monate	21 920	23 127	24 538
über 3 Monate bis 1 Jahr	5 853	6 016	8 430
über 1 Jahr bis 5 Jahre	6 418	4 874	12 520
über 5 Jahre	6 169	4 743	13 334
Insgesamt	**52 842**	**57 552**	**73 867**

Forderungen an verbundene, nicht einbezogene Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Verbundene, nicht einbezogene Unternehmen	375	605	605
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	1 387	2 574	2 574
Insgesamt	**1 762**	**3 179**	**3 179**

46

Forderungen an Kunden

Forderungen an Kunden nach Geschäftsarten:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Kredite und Darlehen	**280 850**	**311 126**	**406 210**
Kommunaldarlehen	24 998	24 710	59 252
Immobilienfinanzierungen	126 787	138 605	199 799
Sonstige Forderungen	129 065	147 811	147 159
Geldanlagen	**2 675**	**3 728**	**3 728**
Insgesamt	**283 525**	**314 854**	**409 938**

Forderungen an Kunden in Deutschland und übrigen Regionen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Kunden in Deutschland	175 622	187 707	264 257
Kunden in übrigen Regionen	107 903	127 147	145 681
Insgesamt	**283 525**	**314 854**	**409 938**

Forderungen an Kunden nach Fristen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Unbestimmte Laufzeiten	25 659	29 645	29 027
Befristet mit Restlaufzeit	257 866	285 209	380 911
bis 3 Monate	31 338	36 612	41 160
über 3 Monate bis 1 Jahr	20 906	25 141	30 119
über 1 Jahr bis 5 Jahre	56 616	66 063	93 015
über 5 Jahre	149 006	157 393	216 617
Insgesamt	**283 525**	**314 854**	**409 938**

Forderungen an verbundene, nicht einbezogene Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Verbundene, nicht einbezogene Unternehmen	2 745	3 027	3 115
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	3 526	3 713	3 979
Insgesamt	**6 271**	**6 740**	**7 094**

Forderungen aus dem Leasinggeschäft (Finanzierungs-Leasing):

in Mio €	2003	2002 HVB Group neu/alt
Bruttoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	361	254
über 3 Monate bis 1 Jahr	758	483
über 1 Jahr bis 5 Jahre	2 207	1 588
über 5 Jahre	2 735	2 129
Bruttoinvestitionswert insgesamt	**6 061**	**4 454**
darunter:		
Nicht garantierte Restwerte	1 013	923
Unrealisierter Finanzertrag (Restlaufzeiten)		
bis 3 Monate	– 51	– 4
über 3 Monate bis 1 Jahr	– 137	– 23
über 1 Jahr bis 5 Jahre	– 381	– 176
über 5 Jahre	– 627	– 538
Unrealisierter Finanzertrag insgesamt	**– 1 196**	**– 741**
Nettoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	310	250
über 3 Monate bis 1 Jahr	621	460
über 1 Jahr bis 5 Jahre	1 826	1 412
über 5 Jahre	2 108	1 591
Nettoinvestitionswert insgesamt	**4 865**	**3 713**

Der Bruttoinvestitionswert ist aus Sicht des Leasinggebers die Summe aus den Mindestleasingzahlungen in einem Finanzierungs-Leasing und jeglichem, dem Leasinggeber zustehenden nicht garantierten Restwert. Die Mindestleasingzahlungen sind dabei diejenigen Zahlungen, die der Leasingnehmer während der Laufzeit des Leasingverhältnisses zu zahlen hat oder zu denen er herangezogen werden kann, sowie jegliche garantierten Restwerte.

Der nicht garantierte Restwert ist derjenige Teil des Restwertes des Leasinggegenstandes, dessen Realisierung durch den Leasinggeber nicht gewiss ist. Maßgeblich für die Bemessung ist die Schätzung zum Zeitpunkt des Leasingbeginns.

Der unrealisierte Finanzertrag bezeichnet die Differenz zwischen dem Bruttoinvestitionswert des Leasinggebers aus dem Leasingverhältnis und dessen Barwert (Nettoinvestitionswert).

47
Wertberichtigungen auf Forderungen

Bestandsentwicklung:

in Mio €	Einzelrisiken		Länderrisiken		Latente Risiken		Insgesamt	
	2003	2002 HVB Group alt	2003	2002 HVB Group alt	2003	2002 HVB Group alt	2003	2002 HVB Group alt
Bestand zum 1.1. HVB Group alt	**13 135**	**11 647**	**87**	**271**	**494**	**553**	**13 716**	**12 471**
Abspaltung der Hypo Real Estate Group	-1 412				-98		-1 510	
Bestand zum 1.1. HVB Group neu	**11 723**		**87**		**396**		**12 206**	
Erfolgswirksame Veränderungen								
Bruttozuführungen	3 218	4 747	13	48	366	180	3 597	4 975
Auflösungen	-1 103	-874	-14	-189	-40	-125	-1 157	-1 188
Erfolgsneutrale Veränderungen								
Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	-178	-129		-2	-34	-5	-212	-136
Inanspruchnahme von bestehenden Wertberichtigungen	-2 477	-2 209	-25		-326	-143	-2 828	-2 352
Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	-269	-47		-41	24	34	-245	-54
Bestand zum 31.12.	**10 914**	**13 135**	**61**	**87**	**386**	**494**	**11 361**	**13 716**

Aufgliederung der Wertberichtigungen auf Forderungen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Forderungen an Kreditinstitute	196	271	278
Forderungen an Kunden	10 779	11 539	12 944
Pauschalwertberichtigung	386	396	494
Insgesamt	**11 361**	**12 206**	**13 716**

Zinslos gestellte Kredite und Anteil am Kreditvolumen in Prozent:

	2003	2002 HVB Group neu	2002 HVB Group alt
Zinslos gestelle Kredite in Mio €	13 886	12 581	14 694
Kreditvolumen in Mio €	338 344	375 780	487 933
Anteil der zinslos gestellten Kredite am Kreditvolumen[1] in %	4,10	3,35	3,01

[1] Zinslos gestellte Kredite : Kreditvolumen.

Der Zinsausfall aus den zinslos gestellten Krediten belief sich auf 581 Mio € (2002 HVB Group neu: 647 Mio €, HVB Group alt: 729 Mio €).

48
Entwicklung der Kreditrisiken

Kreditvolumen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Kredite und Darlehen an Kreditinstitute	24 457	26 524	43 155
Kredite und Darlehen an Kunden	280 850	311 126	406 210
Eventualverbindlichkeiten	33 037	38 130	38 568
Insgesamt	**338 344**	**375 780**	**487 933**

Coverage Ratio:

	2003	2002 HVB Group neu	2002 HVB Group alt
Risikovorsorgebestand in Mio €	11 883	12 670	14 180
Wertberichtigungen auf Forderungen in Mio €	11 361	12 206	13 716
Rückstellungen im Kreditgeschäft in Mio €	522	464	464
Zinslos gestellte Kredite in Mio €	13 886	12 581	14 694
Coverage Ratio[1] in %	**86**	**101**	**97**

[1] Risikovorsorgebestand : zinslos gestellte Kredite.

Risikovorsorgebestandsquote:

	2003	2002 HVB Group neu	2002 HVB Group alt
Risikovorsorgebestand in Mio €	11 883	12 670	14 180
Wertberichtigungen auf Forderungen in Mio €	11 361	12 206	13 716
Rückstellungen im Kreditgeschäft in Mio €	522	464	464
Kreditvolumen in Mio €	338 344	375 780	487 933
Risikovorsorgebestandsquote[1] in %	**3,51**	**3,37**	**2,91**

[1] Risikovorsorgebestand : Kreditvolumen.

Nettozuführungsquote:

	2003	2002 HVB Group neu	2002 HVB Group alt
Kreditrisikovorsorge in Mio €	2 313	3 292	3 797
Kreditvolumen in Mio €	338 344	375 780	487 933
Nettozuführungsquote[1] in %	**0,68**	**0,88**	**0,78**

[1] Kreditrisikovorsorge : Kreditvolumen.

Kreditausfallquote:

	2003	2002 HVB Group neu	2002 HVB Group alt
Inanspruchnahme von bestehenden Wertberichtigungen in Mio €	2 828	2 245	2 352
+ Inanspruchnahme von Rückstellungen im Kreditgeschäft in Mio €	3	5	5
– Eingänge auf abgeschriebene Forderungen in Mio €	127	98	101
Kreditausfälle in Mio €	2 704	2 152	2 256
Kreditvolumen in Mio €	338 344	375 780	487 933
Kreditausfallquote[1] in %	**0,80**	**0,57**	**0,46**

[1] Kreditausfälle : Kreditvolumen.

49

Finanzanlagen

Zusammensetzung der Finanzanlagen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
HtM-Finanzanlagen			
Schuldverschreibungen und andere festverzinsliche Wertpapiere	9 065	11 554	31 151
AfS-Finanzanlagen	42 737	53 241	69 749
Anteile an verbundenen nicht konsolidierten Unternehmen	1 763	2 278	2 330
Beteiligungen	2 115	3 835	3 850
Schuldverschreibungen und andere festverzinsliche Wertpapiere	28 431	37 904	54 345
Aktien und andere nicht festverzinsliche Wertpapiere	10 428	9 224	9 224
darunter: langfristig gehaltene Bestände	6 860	6 352	6 352
At-Equity bewertete Unternehmen	780	537	537
Als Finanzinvestition gehaltene Grundstücke und Gebäude	418	475	561
Insgesamt	**53 000**	**65 807**	**101 998**

Auf die Buchwerte per 31. Dezember 2003 entfallen:

in Mio €	Nicht konsolidierte verbundene Unternehmen	At-Equity bewertete Unternehmen	Beteiligungen	Schuldverschreibungen und andere festverzinsliche Wertpapiere	Aktien und andere nicht festverzinsliche Wertpapiere	Insgesamt
Börsenfähige Werte	187	91	1 252	39 389	8 211	49 130
Börsennotierte Werte	119	91	1 092	38 251	5 291	44 844
Nicht börsennotierte Werte	68	—	160	1 138	2 920	4 286

Veräußerungsbeschränkungen oder Beschränkungen bei der Vereinnahmung von Erträgen aus Finanzanlagen lagen nicht vor.

Von den Schuldverschreibungen und anderen festverzinslichen Wertpapieren werden im Folgejahr 8532 Mio € fällig.

Entwicklung der HtM- und langfristigen Finanzanlagen sowie der als Finanzinvestition gehaltenen Immobilien:

in Mio €	HtM-Finanzanlagen	Nicht konsolidierte verbundene Unternehmen	Beteiligungen	Langfristig gehaltene Bestände an Aktien und anderen nicht festverzinslichen Wertpapieren	At-Equity bewertete Unternehmen	Als Finanzinvestitionen gehaltene Immobilien	Insgesamt
Anschaffungskosten							
Stand 1. 1. 2003							
HVB Group alt	31 183	3 160	4 483	8 215	785	809	48 635
Abspaltung der							
Hypo Real Estate Group	-19 629	-64	-9	—	—	-108	19 810
Stand 1. 1. 2003							
HVB Group neu	11 554	3 096	4 474	8 215	785	701	28 825
Veränderungen des							
Konsolidierungskreises	-575	-27	-1	-5	-402	-2	-1 012
Veränderungen aus							
Währungsumrechnungen	-588	-87	-236	-5	—	-3	-919
Zugänge	1 517	257	424	696	20	20	2 934
Umbuchungen	321	-268	-1 252	—	392	-7	-814
Abgänge	-3 110	-407	-528	-340	-28	-50	-4 463
Stand 31. 12. 2003	9 119	2 564	2 881	8 561	767	659	24 551

Entwicklung der HtM- und langfristigen Finanzanlagen
sowie der als Finanzinvestition gehaltenen Immobilien (Fortsetzung):

in Mio €	HtM-Finanzanlagen	Nicht konsolidierte verbundene Unternehmen	Beteiligungen	Langfristig gehaltene Bestände an Aktien und anderen nicht festverzinslichen Wertpapieren	At-Equity bewertete Unternehmen	Als Finanzinvestitionen gehaltene Immobilien	Insgesamt
Erfolgsneutrale Bewertungsanpassungen							
Stand 1.1.2003 HVB Group alt	—	14	4	-1708	—	—	-1690
Abspaltung der Hypo Real Estate Group	—	—	-6	—	—	—	-6
Stand 1.1.2003 HVB Group neu	—	14	-2	-1708	—	—	-1696
Veränderungen des Konsolidierungskreises	—	—	—	—	—	—	—
Veränderungen aus Währungsumrechnungen	—	—	—	—	—	—	—
Erfolgsneutrale Wertänderungen	—	-7	141	1774	—	—	1908
Umbuchungen	—	—	—	—	—	—	—
Abgänge	—	—	26	—	—	—	26
Stand 31.12.2003	—	7	165	66	—	—	238
Kumulierte Veränderung aus der at-Equity-Bewertung	**—**	**—**	**—**	**—**	**13**	**—**	**13**
Ab- und Zuschreibungen							
Stand 1.1.2003 HVB Group alt	-32	-844	-637	-155	-60	-248	-1976
Abspaltung der Hypo Real Estate Group	32	12	—	—	—	22	66
Stand 1.1.2003 HVB Group neu	—	-832	-637	-155	-60	-226	-1910
Veränderungen des Konsolidierungskreises	-64	-29	1	3	60	—	-29
Veränderungen aus Währungsumrechnungen	-10	20	1	—	—	1	12
Wertminderungen	—	-114	-327	-1666	—	-31	-2138
Auflösung von Agio und Disagio	-17	—	—	—	—	—	-17
Zuschreibungen	—	26	—	2	—	—	28
Umbuchungen	—	—	—	—	—	-16	-16
Abgänge	37	121	31	49	—	31	269
Stand 31.12.2003	-54	-808	-931	-1767	—	-241	-3801
Buchwerte							
Stand 31.12.2003	9065	1763	2115	6860	780	418	21001
Stand 31.12.2002 HVB Group neu	11554	2278	3835	6352	537	475	25031
Stand 31.12.2002 HVB Group alt	31151	2330	3850	6352	537	561	44781

Die Abgänge bei den HtM-Finanzanlagen betreffen Einlösungen bei Endfälligkeiten.

Die Positionen Schuldverschreibungen und andere festverzinsliche Wertpapiere sowie Aktien und andere nicht festverzinsliche Wertpapiere enthalten:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Schuldverschreibungen und andere festverzinsliche Wertpapiere	37496	49458	85496
Geldmarktpapiere	631	2025	2122
Anleihen und Schuldverschreibungen	36865	47433	83374
von öffentlichen Emittenten	14387	18521	35061
von anderen Emittenten	20383	25887	41834
konzerneigene Schuldverschreibungen	2095	3025	6479
Aktien und andere nicht festverzinsliche Wertpapiere	10428	9224	9224
darunter:			
Aktien	6099	5543	5543
Investmentanteile	1984	2045	2045

Schuldverschreibungen und andere festverzinsliche Wertpapiere von verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Verbundene, nicht einbezogene Unternehmen	55	107	107
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	422	389	389
Insgesamt	**477**	**496**	**496**

Beizulegende Zeitwerte der Finanzanlagen:
Der beizulegende Zeitwert der Grundstücke und Gebäude, die als Finanzinvestition gehalten werden, belief sich auf Basis von Bewertungsgutachten zum Bilanzstichtag auf 527 Mio € (2002 HVB Group neu: 608 Mio €, HVB Group alt: 722 Mio €). Für die wesentlichen Anteile an börsennotierten Unternehmen im Nichtbankenbereich haben wir einen beizulegenden Zeitwert von insgesamt 5,5 Mrd € ermittelt. Aus der Gegenüberstellung mit dem Buchwert ergibt sich keine wesentliche Differenz (2002 HVB Group alt: – 1,7 Mrd €).

Bei dem nachstehenden Anteilsbesitz verfolgen wir keine unternehmerischen Ziele und nehmen keinen Einfluss auf finanzielle und operative Entscheidungen.

Wesentliche Anteile an börsennotierten Unternehmen im Nichtbankenbereich:

	2003 Kapitalanteil[3] in %	2003 Marktwerte in Mio €	2002 HVB Group neu/alt Kapitalanteil in %	2002 HVB Group neu/alt Marktwerte in Mio €
Agrob AG	52,7	20	52,7	14
Aktienbrauerei Kaufbeuren AG	65,7	7	65,7	7
Allianz AG	3,2	1229	4,6	1113
Brau und Brunnen AG[1]	61,7	180	55,6	119
ERGO Versicherungsgruppe Aktiengesellschaft	< 5,0	320	< 5,0	453
Immotrust Anlagen AG[2]	—	—	25,0	16
KWS Saat AG	15,0	56	—	—
Münchener Rückversicherungs-Gesellschaft AG	13,2	2905	13,2	2680
Rhön-Klinikum AG	18,5	213	18,5	154
Unternehmens Invest AG	13,0	6	13,0	6
Wienerberger AG	31,9	441	31,9	353
Wüstenrot & Württembergische AG	7,5	111	7,5	75
Insgesamt		**5488**		**4990**

[1] Von den insgesamt 61,7% in 2003 weisen wir 39,7% unter den langfristigen Finanzanlagen aus, die restlichen 22,0% entfallen auf die kurzfristigen Finanzanlagen.

[2] In 2003 fusioniert in CA Immobilien Anlagen AG.

[3] Additiv.

Notes

50

Entwicklung der Sachanlagen

in Mio €	Betrieblich genutzte Grundstücke und Gebäude	Betriebs- und Geschäftsausstattung	Leasinggegenstände aus Operate Leasing	Anlagen im Bau	Insgesamt
Anschaffungs-/Herstellungskosten					
Stand 1. 1. 2003 HVB Group alt	3 307	3 439	19	120	6 885
Abspaltung der Hypo Real Estate Group	-118	- 47	—	- 46	- 211
Stand 1. 1. 2003 HVB Group neu	3 189	3 392	19	74	6 674
Veränderungen des Konsolidierungskreises	- 7	- 89	- 8	—	-104
Veränderungen aus Währungsumrechnungen	- 38	- 52	- 1	- 4	- 95
Zugänge	32	163	27	36	258
Umbuchungen	23	12	17	- 17	35
Abgänge	-10	- 427	- 15	- 30	- 482
Stand 31. 12. 2003	3 189	2 999	39	59	6 286
Ab- und Zuschreibungen					
Stand 1. 1. 2003 HVB Group alt	-1 029	- 2 379	- 4	—	- 3 412
Abspaltung der Hypo Real Estate Group	33	36	—	—	69
Stand 1. 1. 2003 HVB Group neu	- 996	- 2 343	- 4	—	- 3 343
Veränderungen des Konsolidierungskreises	6	70	1	—	77
Veränderungen aus Währungsumrechnungen	6	29	—	—	35
Planmäßige Abschreibungen	- 76	- 317	- 9	—	-402
Außerplanmäßige Abschreibungen	—	-4	—	—	-4
Zuschreibungen	—	2	—	—	2
Umbuchungen	- 15	- 3	—	—	-18
Abgänge	3	365	—	—	368
Stand 31. 12. 2003	-1 072	- 2 201	-12	—	- 3 285
Buchwerte					
Stand 31. 12. 2003	2 117	798	27	59	3 001
Stand 31. 12. 2002 HVB Group neu	2 193	1 049	15	74	3 331
Stand 31. 12. 2002 HVB Group alt	2 278	1 060	15	120	3 473

In den Sachanlagen sind geleistete Anzahlungen von 59 Mio € für Anlagen im Bau enthalten. In Höhe von 104 Mio € bestanden Verpflichtungen für den Erwerb von Gegenständen des Sachanlagevermögens.

51

Immaterielle Vermögenswerte

Abschreibungen auf Geschäfts- oder Firmenwerte werden in einem separaten Posten der Gewinn- und Verlustrechnung ausgewiesen. Abschreibungen auf Software sowie sonstige immaterielle Vermögenswerte werden im Posten Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte innerhalb des Verwaltungsaufwands erfasst.

Entwicklung der immateriellen Vermögenswerte:

in Mio €	Geschäfts- oder Firmenwerte davon aus verbundenen Unternehmen	Geschäfts- oder Firmenwerte davon at-Equity bewertete Unternehmen	Software davon erworben	Software davon selbst-erstellt	Sonstige immaterielle Vermögens-werte	Geleistete Anzahlungen auf immaterielle Vermögenswerte
Anschaffungs-/Herstellungskosten						
Stand 1. 1. 2003 HVB Group alt	3788	-3	786	392	122	182
Abspaltung der Hypo Real Estate Group	-19	—	-28	-45	—	—
Stand 1. 1. 2003 HVB Group neu	3769	-3	758	347	122	182
Veränderungen des Konsolidierungskreises	-13	—	-17	7	-1	—
Veränderungen aus Währungsumrechnungen	-11	—	-12	-1	-7	-1
Zugänge	56	86	58	91	27	83
Umbuchungen	—	—	5	103	-8	-96
Abgänge	—	—	-75	-47	-8	-19
Stand 31. 12. 2003	3801	83	717	500	125	149
Ab- und Zuschreibungen						
Stand 1. 1. 2003 HVB Group alt	-829	1	-450	-104	-69	—
Abspaltung der Hypo Real Estate Group	2	—	17	3	—	—
Stand 1. 1. 2003 HVB Group neu	-827	1	-433	-101	-69	—
Veränderungen des Konsolidierungskreises	14	—	5	—	1	—
Veränderungen aus Währungsumrechnungen	3	—	8	—	4	—
Planmäßige Abschreibungen	-213	-3	-120	-96	-19	—
Außerplanmäßige Abschreibungen	-918	—	—	—	—	—
Zuschreibungen	—	—	—	—	—	—
Umbuchungen	—	—	-4	-8	9	—
Abgänge	—	—	64	40	8	—
Stand 31. 12. 2003	-1941	-2	-480	-165	-66	—
Buchwerte						
Stand 31. 12. 2003	1860	81	237	335	59	149
Stand 31. 12. 2002 HVB Group neu	2942	-2	325	246	53	182
Stand 31. 12. 2002 HVB Group alt	2959	-2	336	288	53	182

52

Sonstige Aktiva

in Mio €	2003	2002	2002
		HVB Group	HVB Group
		neu	alt
Steueransprüche	4072	4818	7656
Tatsächliche Steuern	287	779	813
Latente Steuern	3785	4039	6843
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	2967	4321	9542
Sonstige Vermögenswerte	2097	2812	3318
Rechnungsabgrenzungsposten	421	269	640
Insgesamt	**9557**	**12220**	**21156**

Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten

Unter die positiven beizulegenden Zeitwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate, deren beizulegender Zeitwert sich auf 3,0 Mrd € (2002 HVB Group neu: 4,3 Mrd €, HVB Group alt: 9,5 Mrd €) beläuft.

Sonstige Vermögenswerte

Die sonstigen Vermögenswerte enthalten unter anderem Schecks und fällige Schuldverschreibungen.

53

Nachrangige Vermögenswerte

Folgende Bilanzpositionen enthalten nachrangige Vermögenswerte:

in Mio €	2003	2002	2002
		HVB Group	HVB Group
		neu	alt
Forderungen an Kreditinstitute	**2748**	**1605**	**1827**
darunter:			
an verbundene, nicht einbezogene Unternehmen	21	11	11
an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	4	3	3
Forderungen an Kunden	**1140**	**1204**	**1205**
darunter:			
an verbundene, nicht einbezogene Unternehmen	78	183	183
an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	148	182	182
Handelsaktiva	**683**	**834**	**834**
Finanzanlagen	**1320**	**545**	**637**
Insgesamt	**5891**	**4188**	**4503**

54

Pensionsgeschäfte

Als Pensionsgeber echter Pensionsgeschäfte haben wir Vermögenswerte mit einem Buchwert von 34,3 Mrd € verpensioniert. Die Vermögenswerte sind weiterhin Bestandteil unserer Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus. Es handelt sich dabei überwiegend um an internationalen Geldmärkten abgeschlossene Repo-Geschäfte sowie um Offenmarktgeschäfte mit der Deutschen Bundesbank.

55

Verbriefungsgeschäfte (Securitization)

Bei Securitization handelt es sich um die vollständige oder teilweise Weitergabe von Kreditrisiken ausgewählter, vorab exakt definierter Kreditportfolios an den Kapitalmarkt. Vorrangige Motivation unserer bankeigenen Securitization-Programme ist die Risikoentlastung unseres Kreditportfolios. Der Risikotransfer und die daraus folgende Eigenkapitalentlastung werden bei synthetischer Securitization durch Besicherung in Form von Garantien oder Kreditderivaten (Credit Default Swaps, Credit Linked Notes und Ähnliches) und bei traditioneller Securitization durch den Verkauf (True Sale) von Bilanzaktiva erreicht.

Die HVB Group hat in 2003 ihre Verbriefungsaktivitäten signifikant ausgebaut und neben vier weiteren synthetischen erstmals auch zwei traditionelle Verbriefungstransaktionen (Lombard Securities No. 1 und Geldilux-TS-2003) in 2003 aufgelegt. Das hierdurch ausplatzierte Kreditvolumen belief sich zum Jahresende auf 11,6 Mrd € bei einer Entlastung der gewichteten Risikoaktiva nach BIZ in Höhe von 8,9 Mrd €.

Zum 31. Dezember 2003 betrug das Kreditvolumen der gesamten laufenden Securitizations-Programme der HVB Group 28,4 Mrd € (2002: 22,2 Mrd €) mit einer Entlastungswirkung auf die gewichteten Risikoaktiva nach BIZ in Höhe von 18,9 Mrd € (2002: 14,5 Mrd €).

Bei Securitizations-Programmen wird in der Regel ein geringer Teil der Risiken in Form von First Loss Pieces (nachrangigste Tranchen) bzw. von Zinsunterbeteiligungen (Interest Subparticipations) durch den Originator (verbriefendes Institut) zurückbehalten.

Bei den nachfolgend aufgelisteten Verbriefungstransaktionen betragen die First Loss Pieces insgesamt 257 Mio € und die Zinsunterbeteiligungen insgesamt 118 Mio €.

Sicherungsnehmer	Name der Transaktion	Laufzeit der Transaktion in Jahren	Forderungsart	Kreditvolumen in Mio €	Entlastung der gewichteten Risikoaktiva nach BIZ in Mio €
Bayerische Hypo- und Vereinsbank AG	Amadeus	40	Wertpapierportfolio	533	335
Bayerische Hypo- und Vereinsbank AG	GELDILUX 99-2	n/a	Eurokredite	beendet in 2003	beendet in 2003
Bayerische Hypo- und Vereinsbank AG	Mozart	n/a	Wertpapierportfolio	beendet in 2003	beendet in 2003
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	8	Firmenkundenkredite	798	785
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2001-1	36	private Hypothekendarlehen	724	651
Bayerische Hypo- und Vereinsbank AG	Hudson Realty American Protection	n/a	Firmenkundenkredite	beendet in 2003	beendet in 2003
HVB Banque Luxembourg S.A.	GELDILUX 2001-1	3	Eurokredite	1 500	1 347
Summe 1998–2001				**3 555**	**3 118**

Sicherungsnehmer	Name der Transaktion	Laufzeit der Transaktion in Jahren	Forderungsart	Kredit-volumen in Mio €	Entlastung der gewichteten Risikoaktiva nach BIZ in Mio €
Bank Austria Creditanstalt AG	PROMISE Austria-2002	8	Firmenkundenkredite	847	646
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2002-1	50	private Hypothekendarlehen	4 281	1 659
Bayerische Hypo- und Vereinsbank AG	Building Comfort 2003-1	50	private Hypothekendarlehen	4 293	1 663
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	8	Firmenkundenkredite	761	743
HVB Banque Luxembourg S. A.	GELDILUX 2002-1	3	Eurokredite	3 000	2 259
Summe 2002 HVB Group				**13.182**	**6.970**
Bayerische Hypo- und Vereinsbank AG	LOMBARD[1] Securities No. 1	7	Firmenkunden-kredite	802	802
Bayerische Hypo- und Vereinsbank AG	PROMISE COLOR 2003-1	11	Firmenkunden-kredite	1 005	1 005
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2003-1	50	private Hypothekendarlehen	2 938	1 876
Bayerische Hypo- und Vereinsbank AG	PROMISE-XXS 2003-1	10	Firmenkundenkredite	2 027	1 784
Bayerische Hypo- und Vereinsbank AG	PROVIDE-A 2004-1	40	private Hypothekendarlehen	3 449	2 060
HVB Banque Luxembourg S. A.	GELDILUX-TS-2003	3	Eurokredite	1 400	1 331
Summe 2003 HVB Group				**11.621**	**8.858**
Insgesamt				**28.358**	**18.946**

[1] Da die First-Loss-Positionen und damit die wesentlichen Risiken der Lombard-Securities-Transaktion auf Dritte übertragen wurden, konnte eine Ausbuchung des Forderungsportfolios nach IFRS erzielt werden.

56

Verbindlichkeiten gegenüber Kreditinstituten

Verbindlichkeiten gegenüber Kreditinstituten in Deutschland und übrigen Regionen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Kreditinstitute in Deutschland	41310	48338	53314
Kreditinstitute in übrigen Regionen	71654	88081	90047
Insgesamt	**112964**	**136419**	**143361**

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Täglich fällig	13619	16543	13280
Befristet mit Restlaufzeit	99345	119876	130081
bis 3 Monate	61021	79152	81879
über 3 Monate bis 1 Jahr	13700	17441	22493
über 1 Jahr bis 5 Jahre	8709	8379	9744
über 5 Jahre	15915	14904	15965
Insgesamt	**112964**	**136419**	**143361**

Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Verbundene, nicht einbezogene Unternehmen	327	597	597
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	11629	11135	11135
Insgesamt	**11956**	**11732**	**11732**

57

Verbindlichkeiten gegenüber Kunden

Verbindlichkeiten gegenüber Kunden in Deutschland und übrigen Regionen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Kunden in Deutschland	72526	68453	75002
Kunden in übrigen Regionen	67786	78643	79920
Insgesamt	**140312**	**147096**	**154922**

Verbindlichkeiten gegenüber Kunden nach Fristen – Spareinlagen und Einlagen aus dem Bauspargeschäft:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Befristet mit Restlaufzeit			
bis 3 Monate	18766	14065	14065
über 3 Monate bis 1 Jahr	3005	3536	3536
über 1 Jahr bis 5 Jahre	5770	5873	5873
über 5 Jahre	6998	7026	7026
Insgesamt	**34539**	**30500**	**30500**

Andere Verbindlichkeiten:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Täglich fällig	48379	49320	49548
Befristet mit Restlaufzeit	57394	67276	74874
bis 3 Monate	38106	41732	42746
über 3 Monate bis 1 Jahr	5784	7987	8987
über 1 Jahr bis 5 Jahre	4790	8952	12274
über 5 Jahre	8714	8605	10867
Insgesamt	**105773**	**116596**	**124422**

Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Verbundene, nicht einbezogene Unternehmen	1 122	1 215	1 218
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	1 176	1 047	1 047
Insgesamt	**2 298**	**2 262**	**2 265**

Verbriefte Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Verbundene, nicht einbezogene Unternehmen	1 674	1 776	1 776
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	312	90	111
Insgesamt	**1 986**	**1 866**	**1 887**

58

Verbriefte Verbindlichkeiten

Verbriefte Verbindlichkeiten nach Geschäftsarten:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Begebene Inhaberschuldverschreibungen	94 767	116 657	213 728
Hypothekenpfandbriefe	37 164	40 879	56 330
Öffentliche Pfandbriefe	10 700	12 660	79 009
Sonstige Schuldverschreibungen	46 893	61 781	76 187
Geldmarktpapiere	10	1 337	2 202
Begebene Namenspapiere	24 378	25 499	52 466
Hypothekenpfandbriefe	18 217	19 431	34 716
Öffentliche Pfandbriefe	6 078	5 963	17 645
Sonstige Schuldverschreibungen	83	105	105
Andere verbriefte Verbindlichkeiten	3 583	5 367	5 367
Insgesamt	**122 728**	**147 523**	**271 561**

Verbriefte Verbindlichkeiten nach Fristen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Befristet mit Restlaufzeit			
bis 3 Monate	11 176	21 463	33 351
über 3 Monate bis 1 Jahr	15 984	23 720	45 089
über 1 Jahr bis 5 Jahre	64 899	68 263	130 274
über 5 Jahre	30 669	34 077	62 847
Insgesamt	**122 728**	**147 523**	**271 561**

59

Handelspassiva

Als Handelspassiva werden die negativen beizulegenden Zeitwerte aus derivativen Handelsinstrumenten ausgewiesen. Daneben sind hier vom Handel emittierte Optionsscheine und Zertifikate enthalten.

60

Rückstellungen

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Rückstellungen für Pensionen und ähnliche Verpflichtungen	2 927	4 533	4 664
Steuerverpflichtungen	2 554	2 797	4 736
Tatsächliche Steuern	464	661	729
Latente Steuern	2 090	2 136	4 007
Restrukturierungsrückstellungen	142	309	323
nach IAS 22.31	—	25	25
nach IAS 37	142	284	298
Rückstellungen im Kreditgeschäft	522	464	464
Sonstige Rückstellungen	702	727	744
darunter:			
Langfristige Verpflichtungen gegenüber Arbeitnehmern	111	197	206
Insgesamt	**6 847**	**8 830**	**10 931**

Pensionsrückstellungen:
Die Rückstellungen für Pensionen und ähnliche Verpflichtungen beinhalten die betriebsinternen Direktzusagen für eine betriebliche Altersversorgung an Mitarbeiter der HVB Group.

Die betriebsinternen Direktzusagen sind teils endgehaltsabhängig, teils basieren sie auf Bausteinplänen mit dynamischer Besitzstandswahrung. Die Pensionsverpflichtungen werden um den beizulegenden Zeitwert eines Planvermögens reduziert. Darüber hinaus leisten Konzernunternehmen Zuwendungen für Zusagen von überbetrieblichen Einrichtungen. Die über Pensionskassen oder kongruent rückgedeckte Unterstützungskassen finanzierten Pensionsverpflichtungen sind entweder beitragsorientiert (»Defined Contribution Plan«) oder können wegen IAS 19.58 und IAS 19.104 materiell als beitragsorientierte Pensionsverpflichtungen behandelt werden. Der Aufwand für die beitragsorientierten Pensionsverpflichtungen betrug 88 Mio € (2002 HVB Group alt: 98 Mio €).

Bei der Berechnung der Rückstellung für die betriebsinternen Pensionsansprüche blieben die Bewertungsparameter im Vergleich zum Vorjahr unverändert:

in %	2003	2002
Zinssatz	5,5	5,5
Rentendynamik	1,5	1,5
Gehalts- bzw. Anwartschaftsdynamik	2,5	2,5
Karrieredynamik	0-1,5	0-1,5

Finanzierungsstatus:

	in Mio €
Barwert der Pensionsverpflichtungen, die nicht fondsfinanziert sind	3 167
Barwert der Pensionsverpflichtungen, die fondsfinanziert sind	1 615
Beizulegender Zeitwert des Planvermögens	-1 613
Ungetilgter versicherungstechnischer Verlust	- 242
Ausgewiesene Pensionsrückstellungen	**2 927**

Der Korridor von 10% des Maximums aus dem Barwert der Pensionsverpflichtungen und dem beizulegenden Zeitwert des Planvermögens wurde nicht überschritten.

Im Jahresverlauf hat sich die in der Bilanz passivierte Rückstellung für Pensionsverpflichtungen wie folgt entwickelt:

	in Mio €
Stand 1. 1. 2003 HVB Group alt	4 664
Abspaltung der Hypo Real Estate Group	-131
Stand 1. 1. 2003 HVB Group neu	4 533
Pensionsaufwand	350
Liquiditätswirksame Zahlungen	- 279
Dotierung des Planvermögens	-1 613
Veränderungen im Konsolidierungskreis	- 64
Veränderungen aus Währungsumrechnungen	—
Stand 31. 12. 2003	2 927

Per 31. Dezember 2003 hat die HVB AG ein Planvermögen in Form eines sog. Contractual Trust Arrangement (CTA) eingerichtet. Dabei wurde zur Finanzierung der Pensionsverpflichtungen erforderliches Vermögen an einen rechtlich unabhängigen Treuhänder - die HVB Trust e.V. - übertragen. Gemäß IAS 19.54 sind die übertragenen Vermögenswerte mit den Pensionsrückstellungen zu saldieren. Die Höhe der Pensionsrückstellungen im Konzern reduziert sich entsprechend. Da die Vermögenswerte zum Jahresende 2003 übertragen wurden, liegt für 2003 kein erwarteter und kein tatsächlicher Ertrag aus dem Planvermögen vor.

Das Planvermögen des HVB Trust e.V. setzt sich wie folgt zusammen:

	in Mio €
Forderungen an HVB AG (durch diese besichert)	1 415
Variabel verzinsliche Wertpapiere emittiert von Unternehmen der HVB Group	73
Variabel verzinsliche Wertpapiere öffentlicher Emittenten	125
Insgesamt	**1 613**

Der Pensionsaufwand setzt sich aus dem Barwert der im Geschäftsjahr erdienten Pensionsansprüche in Höhe von 79 Mio € (2002 HVB Group alt: 114 Mio €) und dem Zinsaufwand in Höhe von 271 Mio € (2002 HVB Group alt: 256 Mio €) zusammen.

Restrukturierungs- und sonstige Rückstellungen:

in Mio €	Restrukturierungsrückstellungen im Zusammenhang mit der Integration der Bank Austria	Restrukturierungsrückstellungen nach IAS 37	Rückstellungen im Kreditgeschäft	Sonstige Rückstellungen
Stand 1. 1. 2003 HVB Group alt	**25**	**298**	**464**	**744**
Abspaltung der Hypo Real Estate Group	—	-14	—	-17
Stand 1. 1. 2003 HVB Group neu	**25**	**284**	**464**	**727**
Veränderungen im Konsolidierungskreis	—	—	- 6	- 60
Veränderungen aus Währungsumrechnungen	—	—	- 9	- 3
Zuführungen zu den Rückstellungen	—	—	191	221
Auflösungen	—	-1	-191	-126
Umbuchungen	—	—	76	55
Inanspruchnahmen	- 25	-141	- 3	-112
Stand 31. 12. 2003	**—**	**142**	**522**	**702**

Unter die sonstigen Rückstellungen fallen Rückstellungen wegen Prozesskosten, Schadensersatzleistungen, Drohverlustrückstellungen sowie langfristige Verbindlichkeiten gegenüber Mitarbeitern wie Rückstellungen für Jubiläumszahlungen, Vorruhestand oder Altersteilzeit.

61

Sonstige Passiva

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten	5 084	7 684	16 464
Sonstige Verbindlichkeiten	3 966	3 370	3 913
Rechnungsabgrenzungsposten	350	919	1 172
Insgesamt	**9 400**	**11 973**	**21 549**

Negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten

Unter die negativen beizulegenden Zeitwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate, deren negativer beizulegender Zeitwert sich auf 5,0 Mrd € beläuft (2002 HVB Group neu: 7,2 Mrd €, HVB Group alt: 16,0 Mrd €).

Sonstige Verbindlichkeiten

Die sonstigen Verbindlichkeiten umfassen im Wesentlichen Verbindlichkeiten aus Verlustübernahmen, Verrechnungssalden sowie abgegrenzte Verbindlichkeiten nach IAS 37. Die abgegrenzten Verbindlichkeiten enthalten vor allem Verpflichtungen aus Lieferungen und Leistungen mit noch ausstehenden Rechnungen, kurzfristige Verbindlichkeiten gegenüber Mitarbeitern sowie sonstige abgegrenzte Verbindlichkeiten für Provisionen, Zinsen, Sachaufwand und Ähnliches.

62

Nachrangkapital

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Nachrangige Verbindlichkeiten	13 155	14 253	15 348
Genussrechtskapital	1 952	2 147	2 799
Hybride Kapitalinstrumente	4 076	4 164	4 164
Insgesamt	**19 183**	**20 564**	**22 311**

Nachrangkapital nach Fristen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Befristet mit Restlaufzeit			
bis 3 Monate	332	472	569
über 3 Monate bis 1 Jahr	392	1 289	1 363
über 1 Jahr bis 5 Jahre	3 453	2 876	3 381
über 5 Jahre	15 006	15 927	16 998
Insgesamt	**19 183**	**20 564**	**22 311**

Das Nachrangkapital (nachrangige Verbindlichkeiten, Genussrechtskapital und hybride Kapitalinstrumente) wurde im Jahr 2003 bankaufsichtsrechtlich sowohl entsprechend den Vorschriften des § 10 Abs. 4, 5, 5 a bzw. 7 KWG als auch in Übereinstimmung mit der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 als Kernkapital, Ergänzungskapital bzw. als Drittrangmittel angesetzt.

Nachrangige Verbindlichkeiten:
In den nachrangigen Verbindlichkeiten ist kein Einzelposten enthalten, der 10% des Gesamtbetrages übersteigt.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung der Emittenten nicht entstehen. Im Falle des Konkurses oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden.

Für nachrangige Verbindlichkeiten sind Zinsaufwendungen von 684 Mio € angefallen. In der Position nachrangige Verbindlichkeiten sind anteilige Zinsen in Höhe von 296 Mio € enthalten.

Nachrangige Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Verbundene, nicht einbezogene Unternehmen	—	5	5
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	—	—	—
Insgesamt	—	5	5

Genussrechtskapital
Im Rahmen der Abspaltung der DIA Vermögensverwaltungs-GmbH, in der das gewerbliche Immobilienfinanzierungsgeschäft der HVB Group zusammengefasst war, wurde Genussrechtskapital im Verhältnis 4:1 von 102 Mio € auf die Hypo Real Estate Holding AG übertragen.

Das begebene Genussrechtskapital setzt sich nun aus den folgenden wesentlichen Emissionen zusammen:

Emittent	Emissionsjahr	Art	Nominalbetrag in Mio €	Zinssatz	Fälligkeit
Bank Austria AG	1997	Inhaber-Genussscheine	73	6,25	2008
Bank Austria AG	2000	Inhaber-Genussscheine	100	var. verzinst	2007
Bank Austria AG	2000	Inhaber-Genussscheine	73	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	145	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	154	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	307	var. verzinst	2009
Bayerische Hypo- und Vereinsbank AG	1997	Inhaber-Genussscheine	409	6,75	2007
Vereins- und Westbank AG	1995	Inhaber-Genussscheine	102	8,50	2005
Vereins- und Westbank AG	2001	Inhaber-Genussscheine	85	6,30	2011

Der Zinsanspruch mindert sich mit Nachzahlungsanspruch während der Laufzeit der Genussscheine, soweit sich durch eine Ausschüttung ein Jahresfehlbetrag ergeben würde. Die Rückzahlung erfolgt zum Nennbetrag – vorbehaltlich einer Teilnahme am Verlust. Die Teilnahme an einem etwaigen Jahresfehlbetrag mindert den Rückzahlungsanspruch anteilig. Jahresüberschüsse in den Folgejahren erhöhen – befristet bis zum Ende der Laufzeit der Genussscheine – die Rückzahlungsansprüche wieder bis maximal zum Nennbetrag. Die Genussscheine verbriefen Gläubigerrechte, sie gewähren keinen Anteil am Liquidationserlös.

Für die Inhaber der Genussscheine der HypoVereinsbank AG gilt für 2003 folgende Regelung: Die HypoVereinsbank AG geht derzeit davon aus, dass sie in den Folgejahren Gewinne erzielen wird, die dazu führen werden, dass die Rückzahlung zum Nennbetrag erfolgen wird. Daher wurde der Bilanzwert in 2003 nicht verändert. Die Zinszahlung für das Geschäftsjahr 2003 erfolgt am 30. April 2004.

Hybride Kapitalinstrumente
Per 31. Dezember 2003 trägt hybrides Kernkapital in Höhe von 4076 Mio € zur Stärkung unserer Kernkapitalbasis bei.

Unter den Begriff der hybriden Kernkapitalinstrumente fallen Emissionen in Form von Vermögenseinlagen stiller Gesellschafter oder Vorzugsaktien (Preferred Shares), die durch eigens für diesen Zweck gegründete Tochtergesellschaften begeben werden.

Diese Instrumente unterscheiden sich vom Ergänzungskapital insbesondere dadurch, dass sie hinsichtlich ihrer Laufzeit härteren Anforderungen unterliegen. So haben wir für Vermögenseinlagen stiller Gesellschafter eine Mindestlaufzeit von zehn Jahren und für Preferred Shares eine unbegrenzte Laufzeit mit den Investoren vereinbart. Darüber hinaus dürfen hybride Kernkapitalinstrumente im Konkursfall erst nach Rückzahlung des Ergänzungskapitals (Nachrangverbindlichkeiten, Genussrechtskapital) befriedigt werden.

Im Unterschied zu den traditionellen Kernkapitalkomponenten (zum Beispiel Aktien) ist bei hybriden Instrumenten der Gewinnanspruch in Form einer festen Verzinsung vorgesehen. Darüber hinaus können hybride Kapitalemissionen sowohl als zeitlich unbegrenzte Instrumente als auch als langfristige rückzahlbare Emissionen begeben werden.

Die Anerkennung des hybriden Kernkapitals als aufsichtsrechtliches Kernkapital wurde sowohl vom Bundesaufsichtsamt für das Kreditwesen als auch vom Baseler Bankenausschuss ausdrücklich bestätigt. Allerdings darf der Anteil des rückzahlbaren, hybriden Kernkapitals 15% des gesamten Kernkapitals nicht überschreiten.

63

Anteile in Fremdbesitz

	in Mio €
Stand 1. 1. 2003 HVB Group alt	**813**
Abspaltung der Hypo Real Estate Group	–135
Stand 1. 1. 2003 HVB Group neu	**678**
Erfolgsneutrale Bewertungsanpassungen von Finanzinstrumenten	73
Erfolgswirksame Wertänderungen von Finanzinstrumenten	–11
Zugang aus Kapitalerhöhungen	1 609
Abgang aus Kapitalherabsetzungen	—
Einstellung aus dem Jahresüberschuss	197
Ausschüttungen	– 65
Veränderungen des Konsolidierungskreises	86
Veränderungen aus Währungseinfluss und sonstige Veränderungen	– 91
Stand 31. 12. 2003	**2 476**

Die Entwicklung der Anteile in Fremdbesitz betrifft mit 1,0 Mrd € den IPO der Bank Austria Creditanstalt AG und mit 0,7 Mrd € die neu gegründete und erstmals konsolidierte HVB Global Assets Company L. P., City of Dover.

64

Eigenkapital

Entwicklung des gezeichneten, genehmigten und bedingten Kapitals der HVB AG:

Zusammensetzung des gezeichneten Kapitals
Am 31. Dezember 2003 war das gezeichnete Kapital der HVB AG in Höhe von 1609 Mio € eingeteilt in:

in Stück	2003	2002 HVB Group neu/alt
auf den Inhaber lautende Stammaktien	521 735 100	521 735 101
auf den Namen lautende Vorzugsaktien	14 553 600	14 553 600

Genehmigtes Kapital:

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31.12.2003 in Mio €
2001	22.5.2006	780	780

Bedingtes Kapital:

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31.12.2003 in Mio €
2003	14.5.2008	375	375

Aufgliederung der Gewinnrücklagen:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Gesetzliche Rücklage	—	—	56
Rücklage für eigene Anteile	—	—	—
Andere Gewinnrücklagen	—	—	2 826
Insgesamt	**—**	**—**	**2 882**

65

Eigene Aktien

Optionen auf Aktien der HVB AG, die von einer Tochtergesellschaft gehalten werden, sind von der Kapitalrücklage abgezogen. Darüber hinaus hatten weder wir noch von uns abhängige oder in unserem Mehrheitsbesitz stehende Unternehmen Aktien (eigene Aktien) oder andere Eigenkapitalinstrumente der HVB AG im Bestand.

Im Rahmen des berichtspflichtigen Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen gemäß § 71 Abs. 1 Nr. 1 AktG zum Schutz der Funktionsfähigkeit des Marktes in ihren Aktien zu den jeweiligen Tageskursen 61 264 786 Stück Aktien der HVB AG zu einem durchschnittlichen Ankaufspreis von 14,74 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 14,85 € je Stück wieder veräußert. Die erworbenen Aktien entsprechen einem Betrag von 184 Mio € bzw. 11,4% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien einschließlich der für unsere Mitarbeiter vorgesehenen Aktien belief sich während des Berichtsjahres auf 883 585 Stück (das entspricht einem Betrag von 3 Mio € bzw. 0,2% des Grundkapitals).

Am Jahresende waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 4 850 285 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 15 Mio € bzw. einem Anteil von 0,9% des Grundkapitals.

66

Vermögenswerte und Verbindlichkeiten in Fremdwährung

Der Gesamtbetrag der Vermögenswerte in Fremdwährung belief sich am Bilanzstichtag auf umgerechnet 97,5 Mrd €, der der Verbindlichkeiten auf umgerechnet 96,9 Mrd €:

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Fremdwährungsaktiva	97 542	126 968	135 686
darunter:			
USD	41 423	60 307	62 081
JPY	8 863	13 617	14 196
CHF	17 208	17 325	19 351
Fremdwährungspassiva (ohne Eigenmittel)	96 871	132 519	137 720
darunter:			
USD	43 271	69 734	71 519
JPY	8 750	12 006	12 787
CHF	16 810	8 334	10 178

Betragliche Unterschiede zwischen Fremdwährungsaktiva und -passiva ergeben sich, weil nur die bilanziellen Posten in dieser Aufstellung berücksichtigt werden. Das außerbilanzielle Volumen ist nicht enthalten, also auch nicht die zur Sicherung abgeschlossenen Geschäfte.

67

Treuhandgeschäfte

Die nachfolgenden Tabellen zeigen das Volumen der in der Konzernbilanz nicht ausgewiesenen Treuhandgeschäfte.

Treuhandvermögen:

in Mio €	2003	2002	2002
		HVB Group	HVB Group
		neu	alt
Forderungen an Kreditinstitute	104	196	196
Forderungen an Kunden	1 097	1 378	1 499
Aktien und andere nicht festverzinsliche Wertpapiere	2 780	51	51
Schuldverschreibungen	9	15	15
Beteiligungen	38	74	74
Sachanlagen	153	141	141
Sonstige Vermögenswerte	3	3	3
Restliche Treuhandforderungen	1	1	1
Insgesamt	**4 185**	**1 859**	**1 980**

Treuhandverbindlichkeiten:

in Mio €	2003	2002	2002
		HVB Group	HVB Group
		neu	alt
Verbindlichkeiten gegenüber Kreditinstituten	243	293	402
Verbindlichkeiten gegenüber Kunden	3 436	1 096	1 109
Verbriefte Verbindlichkeiten	282	326	326
Sonstige Verbindlichkeiten	224	144	143
Insgesamt	**4 185**	**1 859**	**1 980**

68

Sicherheitenübertragung für eigene Verbindlichkeiten

Die eigenen Verbindlichkeiten, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben. Sie gliedern sich wie folgt:

in Mio €	2003	2002	2002
		HVB Group	HVB Group
		neu	alt
Verbindlichkeiten gegenüber Kreditinstituten	38 689	35 970	42 249
Verbindlichkeiten gegenüber Kunden	6 409	4 695	4 695
Verbriefte Verbindlichkeiten	2 993	4 457	4 457
Eventualverbindlichkeiten	105	105	105
Insgesamt	**48 196**	**45 227**	**51 506**

Die als Sicherheit für eigene Verbindlichkeiten gestellten Vermögenswerte entfallen auf:

in Mio €	2003	2002	2002
		HVB Group	HVB Group
		neu	alt
Handelsaktiva	14 504	8 350	8 350
Forderungen an Kreditinstitute	602	318	318
Forderungen an Kunden	19 916	18 546	19 105
Finanzanlagen	13 174	18 013	23 733
Sachanlagen	—	—	—
Insgesamt	**48 196**	**45 227**	**51 506**

69

Erläuterungen zu den Positionen der Kapitalflussrechnung

Die Kapitalflussrechnung zeigt die Zahlungsströme des Geschäftsjahres, aufgeteilt in die Bereiche »operative Geschäftstätigkeit«, »Investitionstätigkeit« und »Finanzierungstätigkeit«. Die operative Geschäftstätigkeit definieren wir weit, sodass die Abgrenzung entsprechend dem Betriebsergebnis vorgenommen wird.

Der ausgewiesene Zahlungsmittelbestand entspricht dem Bilanzposten Barreserve und enthält den Kassenbestand, die Guthaben bei Zentralnotenbanken sowie die Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind.

Die Position Veränderung anderer zahlungsunwirksamer Posten enthält die Bewertungsänderungen von Finanzinstrumenten, die Nettozuführung zu den latenten Steuern, die Veränderung der Rückstellungen, die Veränderung anteiliger und abgegrenzter Zinsen, die Auflösung von Agio und Disagio, die Veränderung aus der at-Equity-Bewertung sowie Fremdanteile am Jahresergebnis.

Im Geschäftsjahr 2003 wurden Erlöse aus der Veräußerung von Anteilen an vollkonsolidierten Unternehmen in Höhe von 770 Mio € erzielt und keine wesentlichen Anteile erworben. Vermögenswerte und Verbindlichkeiten der veräußerten vollkonsolidierten Unternehmen setzen sich wie folgt zusammen:

	in Mio €
Aktiva	
Barreserve	136
Handelsaktiva	12
Forderungen an Kreditinstitute	401
Forderungen an Kunden	4 018
Wertberichtigungen auf Forderungen	- 246
Finanzanlagen	237
Sachanlagen	63
Übrige Aktiva	78
Passiva	
Verbindlichkeiten gegenüber Kreditinstituten	1 225
Verbindlichkeiten gegenüber Kunden	2 518
Rückstellungen	76
Übrige Passiva	880

Änderungen des Zahlungsmittelbestands, die sich durch Veränderungen des Konsolidierungskreises ergeben, werden in der Kapitalflussrechnung gesondert ausgewiesen.

ANGABEN ZU FINANZINSTRUMENTEN NACH IAS 32

70

Beizulegende Zeitwerte der Finanzinstrumente

Die angegebenen beizulegenden Zeitwerte der Finanzinstrumente im Sinne von IAS 32 entsprechen den Beträgen, zu denen am Bilanzstichtag zwischen sachverständigen, vertragswilligen und voneinander unabhängigen Geschäftspartnern ein Vermögenswert getauscht oder eine Verbindlichkeit beglichen werden könnte.

Die beizulegenden Zeitwerte wurden stichtagsbezogen auf Basis der zur Verfügung stehenden Marktinformationen sowie unternehmensindividueller Berechnungsmethoden ermittelt.

Die beizulegenden Zeitwerte bestimmter, zu Nominalwerten bilanzierter Finanzinstrumente entsprechen nahezu ihren Buchwerten. Hierunter fallen etwa Barreserve sowie Forderungen und Verbindlichkeiten ohne eindeutige Fälligkeit oder Zinsbindung. Bei den übrigen Forderungen und Verbindlichkeiten werden die zukünftig erwarteten Cashflows mit aktuellen Zinssätzen auf den Barwert diskontiert.

Für die an Börsen gehandelten Wertpapiere und Derivate sowie bei börsennotierten Schuldtiteln wird auf quotierte Marktpreise zurückgegriffen. Der beizulegende Zeitwert der übrigen Wertpapiere wird als Barwert der zukünftig erwarteten Cashflows ermittelt.

Die beizulegenden Zeitwerte der Zins- und Zins-Währungs-Swap-Vereinbarungen sowie Zinstermingeschäfte werden auf Basis abgezinster Cashflows ermittelt. Dabei werden die für die Restlaufzeit der Finanzinstrumente geltenden Marktzinssätze verwendet.

Der beizulegende Zeitwert von Devisentermingeschäften wird auf Basis von aktuellen Terminkursen bestimmt. Optionen werden mittels Kursnotierungen oder anerkannter Modelle zur Ermittlung von Optionspreisen bewertet.

Die beizulegenden Zeitwerte von unwiderruflichen Kreditzusagen und Eventualverbindlichkeiten entsprechen ihren Buchwerten.

Die Differenz zwischen den beizulegenden Zeitwerten und den Buchwerten beträgt bei den Aktiva 9,8 Mrd € und bei den Passiva 3,8 Mrd €. Der Saldo dieser Werte beträgt 6,0 Mrd € (2002 HVB Group alt: 13,4 Mrd €). Die Entwicklung dieser Größe im Zeitablauf hängt von Veränderungen der Börsenkurse und der in die Berechnung der beizulegenden Zeitwerte einfließenden Bewertungsparameter, insbesondere von Veränderungen des Zinsniveaus sowie Bestandsveränderungen bei den Finanzinstrumenten ab.

in Mrd €	2003	2003	2002 HVB Group alt	2002 HVB Group alt
	Buchwerte	Beizulegender Zeitwert	Buchwerte	Beizulegender Zeitwert
Aktiva				
Barreserve	5,7	5,7	5,4	5,4
Handelsaktiva	80,5	80,5	85,3	85,3
Forderungen an Kreditinstitute	52,6	52,7	73,6	74,9
Forderungen an Kunden	272,3	281,9	396,5	415,1
Finanzanlagen[2]	51,8	51,9	100,9	101,4
Sonstige Aktiva[3]	3,0	3,0	9,5	9,5
Passiva				
Verbindlichkeiten gegenüber Kreditinstituten[1]	113,0	113,0	143,4	143,9
Verbindlichkeiten gegenüber Kunden[1]	140,3	140,7	154,9	156,1
Verbriefte Verbindlichkeiten	122,7	125,8	271,6	276,3
Handelspassiva	55,2	55,2	51,5	51,5
Sonstige Passiva[3]	5,1	5,1	16,5	16,5
Nachrangkapital	19,2	19,5	22,3	23,0
Sonstige Positionen				
Eventualverbindlichkeiten	33,0	33,0	38,6	38,6
Unwiderrufliche Kreditzusagen	51,6	51,6	60,9	60,9

[1] Abzüglich Wertberichtigungen auf Forderungern.

[2] HtM- und AfS-Finanzanlagen.

[3] Positive bzw. negative Zeitwerte aus derivativen Finanzinstrumenten.

71

Wesentliche Konzentrationen von Aktiva und Passiva

Das Aktiv- und Passivgeschäft des Konzerns hat eine ausgewogene Struktur und enthält keine signifikanten Konzentrationen.

Anteil am Kreditvolumen in %	2003	2002 HVB Group neu	2002 HVB Group alt
Kommunaldarlehen	7,7	7,0	16,7
Immobilienfinanzierungen	37,5	36,9	41,0
Übrige Forderungen	45,0	46,0	34,4
Eventualverbindlichkeiten	9,8	10,1	7,9
Insgesamt	**100,0**	**100,0**	**100,0**

Auch die ausgewogene Fristenstruktur unseres Passivgeschäfts lässt keine signifikanten Risikokonzentrationen erkennen.

Ausführliche Angaben zu den Risiken unseres Geschäfts haben wir in den Risk Report aufgenommen.

72

Bankaufsichtsrechtliche Kennzahlen (auf HGB-Basis)

Nach der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht (BIZ) vom Juli 1988 darf die Kernkapitalquote (Kernkapital/gewichtete Risikoaktiva) 4,0% und die Eigenkapitalquote (Eigenkapital/gewichtete Risikoaktiva) 8,0% nicht unterschreiten. Gleichzeitig ist die aus der Relation der Eigenmittel zur Summe aus den gewichteten Risikoaktiva und dem 12,5fachen Anrechnungsbetrag der Marktrisikopositionen (einschließlich der Optionsgeschäfte) errechnete Eigenmittelquote mit mindestens 8,0% einzuhalten.

Die Eigenmittel bestehen aus dem Kern- und Ergänzungskapital (Eigenkapital) sowie den Drittrangmitteln. Bei den Drittrangmitteln handelt es sich um kurzlaufende nachrangige Verbindlichkeiten, die wir nur zur Unterlegung der Marktrisikopositionen verwenden. Zur Messung der Marktrisikopositionen haben wir im Konzern interne Modelle eingesetzt. Durch die Erweiterung des internen Modells der HVB AG konnten die Marktrisikopositionen in 2003 deutlich reduziert werden.

Die Eigenmittel gemäß BIZ nach festgestellten Jahresabschlüssen, die Risikoaktiva und die Marktrisikopositionen stellen sich zum 31. Dezember 2003 wie folgt dar:

	2003	2002 HVB Group neu	2002 HVB Group alt
Eigenmittel[1] in Mio €			
Tier I			
Stammaktien	1 565	1 565	1 565
Kapitalrücklage, Gewinnrücklagen, Anteile in Fremdbesitz, Eigene Aktien	9 552	9 885	13 944
Hybride Kapitalinstrumente (Silent Partnership Certificates und Trust Preferred Securities) ohne anteilige Zinsen	3 156	3 539	3 909
Sonstiges	92	– 388	– 292
Kernkapital insgesamt	**14 365**	**14 601**	**19 126**
Tier II			
Unrealisierte Reserven in Wertpapieren	308	—	—
Vorsorgereserven	63	143	154
Kumulative Vorzugsaktien	44	44	44
Genussrechtsverbindlichkeiten	1 841	1 801	2 502
Nachrangige Verbindlichkeiten	7 182	7 300	9 563
Sonstiges	541	405	403
Ergänzungskapital insgesamt	**9 979**	**9 693**	**12 666**
Eigenkapital insgesamt	**24 344**	**24 294**	**31.792**
Drittrangmittel	1 240	1 653	1 649
Eigenmittel insgesamt	**25 584**	**25 947**	**33 441**

[1] Konsolidierungskreis und -methoden gemäß Bankaufsichtsrecht.

	2003	2002 HVB Group neu	2002 HVB Group alt
Risikoaktiva in Mrd €			
Bilanzaktiva	212	251	300
Traditionelle außerbilanzielle Aktiva	25	26	32
Derivate des Anlagebuches	—	1	1
Adressenausfallrisiken des Handelsbuches	5	8	8
Risikoaktiva insgesamt	**242**	**286**	**341**
Marktrisikopositionen insgesamt in Mio €	**1736**	**2314**	**2308**

Zum 31. Dezember 2003 (nach festgestellten Jahresabschlüssen) ergeben sich folgende Quoten gemäß Baseler Eigenmittelempfehlung:

in %	2003	2002 HVB Group neu	2002 HVB Group alt
Kernkapitalquote (Kernkapital/Risikoaktiva)	5,9	5,1	5,6
Eigenkapitalquote (Eigenkapital/Risikoaktiva)	10,1	8,5	9,3
Eigenmittelquote (Gesamtkennziffer) (Eigenmittel/ [Risikoaktiva + 12,5 x Marktrisikopositionen])	9,7	8,2	9,1

Bereinigt um die Bewertungsmaßnahmen bei Finanzanlagen betragen die Quoten gemäß BIZ zum 31. Dezember 2003:

- Kernkapitalquote 6,8%,
- Eigenkapitalquote 11,3%,
- Eigenmittelquote 10,8%.

Nach §§ 10 und 10 a KWG belaufen sich die Eigenmittel auf 24 710 Mio €. Das haftende Eigenkapital, das sich aus Kern- und Ergänzungskapital abzüglich des Abzugspostens zusammensetzt, beträgt 23 294 Mio €. Dem Ergänzungskapital haben wir nicht realisierte Reserven nach § 10 Abs. 2 b Satz 1 Nr. 6 KWG in Höhe von 248 Mio € zugerechnet.

Unsere Eigenmittel gemäß BIZ berechnen sich auf Basis der Einzelabschlüsse der einbezogenen Unternehmen unter Berücksichtigung der Besonderheiten des Bankaufsichtsrechts. Im Vergleich zu den in der IFRS-Bilanz ausgewiesenen Kapitalpositionen ergibt sich folgende Überleitungsrechnung:

in Mio €	Kernkapital	Ergänzungskapital	Drittrangmittel	Eigenmittel insgesamt
In IFRS-Bilanz ausgewiesen				
Eigenkapital	10 312			**10 312**
Anteile in Fremdbesitz	2 476			**2 476**
Nachrangkapital (Hybride Kapitalinstrumente, Genussrechtskapital und nachrangige Verbindlichkeiten)	4 076	15 107		**19 183**
Überleitung zu den BIZ-Eigenmitteln				
AfS-Rücklage	– 326			**– 326**
Hedge-Rücklage	878			**878**
Kumulative Vorzugsaktien	– 44	44		**—**
Noch nicht abgeschriebener Goodwill lt. Bilanz	– 1 941			**– 1 941**
Bankaufsichtsrechtlich bedingte Abzugsposten (z. B. Marktpflege, Restlaufzeitbegrenzung, anteilige Zinsen)	– 643	– 1 839		**– 2 482**
Bankaufsichtsrechtlich bedingte Umgliederungen	– 277	– 3 968	4 245	**—**
Ungenutzte anrechenbare Drittrangmittel			– 3 005	**– 3 005**
Unrealisierte Reserven in Wertpapieren		308		**308**
Allgemeine Rückstellungen/Reserven für Forderungsausfälle		386		**386**
Sonstige Effekte (z. B. Unterschiede im Konsolidierungskreis und in den -methoden)	– 146	– 59		**– 205**
Eigenmittel gemäß BIZ	**14 365**	**9 979**	**1 240**	**25 584**

Notes

73

Eventualverbindlichkeiten und andere Verpflichtungen

in Mio €	2003	2002 HVB Group neu	2002 HVB Group alt
Eventualverbindlichkeiten[1]	33 060	38 157	38 595
aus weitergegebenen abgerechneten Wechseln	23	27	27
aus Bürgschaften und Gewährleistungsverträgen	33 037	38 130	38 568
Kreditbürgschaften	9 409	10 055	10 277
Erfüllungsgarantien und Gewährleistungen	21 231	25 428	25 644
Handelsbezogene Bürgschaften (Akkreditive)	2 397	2 647	2 647
Andere Verpflichtungen	58 422	64 600	66 757
Rücknahmeverpflichtungen aus unechten Pensionsgeschäften	771	503	503
Unwiderrufliche Kreditzusagen	51 575	58 746	60 901
Buchkredite	45 228	52 199	52 199
Avalkredite	4 253	3 357	3 357
Hypotheken- und Kommunaldarlehen	1 741	2 798	4 953
Wechselkredite	353	392	392
Lieferverpflichtungen aus Wertpapierleihen	4 001	2 666	2 666
Sonstige Verpflichtungen	2 075	2 685	2 687
Insgesamt	**91 482**	**102 757**	**105 352**

[1] Den Eventualverbindlichkeiten stehen grundsätzlich Eventualforderungen in der gleichen Höhe gegenüber.

Weder bei den Eventualverbindlichkeiten noch bei den anderen Verpflichtungen gibt es Einzelpositionen von wesentlicher Bedeutung. Bürgschafts- und Gewährleistungsverpflichtungen sowie unwiderrufliche Kreditzusagen gegenüber nicht einbezogenen Tochterunternehmen beliefen sich auf 352 Mio € (2002 HVB Group neu: 395 Mio €) bzw. 56 Mio € (2002 HVB Group neu: 260 Mio €).

Den größten Einzelposten unter den sonstigen Verpflichtungen stellen die Platzierungs- und Übernahmeverpflichtungen in Höhe von 487 Mio € (2002 HVB Group neu: 591 Mio €) dar. Ferner bestehen sonstige Verpflichtungen unter anderem aus Miet-, Pacht-, Leasing- und Wartungsverträgen sowie aus der Anmietung von Gewerbeflächen und der Nutzung von technischen Geräten. Sie belaufen sich auf 490 Mio € (2002 HVB Group neu: 448 Mio €) jährlich. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Gegenüber Hotelbetriebsgesellschaften, an denen wir mittelbar mehrheitlich beteiligt sind, haben wir erklärt, dass wir etwaige Verluste dieser Gesellschaften durch Ertragszuschüsse ausgleichen werden.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Fondskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG-Immobilienfonds der Tochtergesellschaft H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind berücksichtigt worden. Zu Gunsten von Anteilsinhabern von Renten-/Geldmarktfonds einiger unserer Kapitalanlagegesellschaften haben wir Leistungsgarantien abgegeben.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2003 auf 463 Mio € (2002 HVB Group neu: 526 Mio €), die Haftsummen für Genossenschaftsanteile auf 1 Mio € (2002 HVB Group neu: 1 Mio €). Nachhaftungen gemäß § 24 GmbHG bestanden bei drei Gesellschaften mit beschränkter Haftung in Höhe von 16 Mio € (2002 HVB Group neu: 17 Mio €).

Bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, bestand Ende 2003 eine anteilige Nachschusspflicht gemäß § 26 GmbHG in Höhe von 54 Mio € (2002 HVB Group neu: 55 Mio €) sowie bei der CMP Fonds I GmbH in Höhe von 30 Mio € (2002 HVB Group neu: 33 Mio €).

Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß § 5 Abs. 4 des Gesellschaftsvertrages.

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an einer Personengesellschaft.

Gemäß § 5 Abs. 10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zu Gunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß § 3 Abs. 1 des Statuts des Einlagensicherungsfonds für die Bank-Bausparkassen für die Vereinsbank Victoria Bauspar AG abgegeben.

Ferner haben wir uns in Bestätigung und Fortsetzung unserer bereits bestehenden Haftungserklärung für die Hypo Real Estate Bank AG und die inzwischen mir ihr verschmolzene Westfälische Hypothekenbank AG gegenüber dem Bundesverband deutscher Banken e.V., Berlin, verpflichtet, diesen von allen Verlusten freizustellen, die dem Bundesverband durch Maßnahmen gem. § 2 Abs. 2 des Statuts des Einlagensicherungsfonds zu Gunsten der fusionierten Gesellschaft entstehen. Diese Erklärung ist befristet bis 31. Dezember 2005.

Die HVB AG verpflichtete sich im Rahmen der Abspaltung der Hypo Real Estate Group gegenüber der Hypo Real Estate Bank AG, Jahresfehlbeträge bis zu maximal 590 Mio € zu übernehmen, soweit diese durch gebildete Einzelwertberichtigungen bedingt wurden. Die Verpflichtung besteht für das Geschäftsjahr 2003 (bis zu einem Höchstbetrag von 460 Mio €) und für das Jahr 2004. Zum Bilanzstichtag bestand hieraus eine Verbindlichkeit von 460 Mio €.

Neben der HVB AG und deren verbundenen Kreditinstituten in Deutschland haften unsere Tochtergesellschaften in den übrigen Regionen als Mitglied bei Einlagensicherungseinrichtungen ihres Landes im Rahmen der jeweiligen Bestimmungen.

74

Patronatserklärung

Für die folgenden Gesellschaften trägt die HypoVereinsbank AG, abgesehen vom Fall des politischen Risikos, im Rahmen ihrer Anteilsquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland
DAB Bank AG, München[1]
Financial Markets Service Bank GmbH, München
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, München
2. Kreditinstitute in übrigen Regionen
Banco Inversión S.A., Madrid
Bank Austria Creditanstalt Aktiengesellschaft, Wien[1]
HVB Banque Luxembourg Société Anonyme, Luxemburg
HVB Singapore Limited, Singapur
Joint Stock Commercial Bank HVB Bank Ukraine, Kiew
3. Finanzdienstleistungsinstitute
HVB Finanziaria S.p.A., Mailand
HVB Alternative Investment AG, Wien
4. Finanzunternehmen
HVB Alternative Financial Products AG, Wien
HVB Risk Management Products Inc., New York
5. Unternehmen mit bankbezogenen Hilfsdiensten
HypoVereinsFinance N.V., Amsterdam

[1] Die Gesellschaft gibt in ihrem Geschäftsbericht für ausgewählte Tochterunternehmen eine Patronatserklärung mit gleichem Wortlaut ab.

In dem Umfang, in dem sich unsere Anteilsquote künftig reduziert, reduziert sich auch unsere Verpflichtung aus der vorstehenden Patronatserklärung hinsichtlich solcher Verpflichtungen der entsprechenden Gesellschaft, die erst nach dem Absinken unserer Anteilsbesitzquote begründet werden.

Für Gesellschaften, die im Geschäftsjahr 2003 oder einem früheren Geschäftsjahr aus der HVB Group ausgeschieden sind, zu deren Gunsten aber in früheren Geschäftsberichten der HVB AG Patronatserklärungen abgegeben wurden, wird seitens der HVB AG keine Patronatserklärung mehr abgegeben. Verbindlichkeiten dieser Gesellschaften, die nach dem Ausscheiden aus der HVB Group begründet wurden, werden weder von obiger noch von früher abgegebenen Patronatserklärungen erfasst.

75

Angaben über Geschäftsbeziehungen mit nahestehenden Unternehmen und Personen

Bezüge an Organmitglieder sowie an die erste operative Führungsebene:

in Mio €	Fixum		Erfolgsbezogene Komponenten		Komponenten mit langfristiger Anreizwirkung		Insgesamt	
	2003	2002 HVB Group alt	2003	2002 HVB Group alt	2003	2002 HVB Group alt	2003	2002 HVB Group alt
Mitglieder des Vorstands der HypoVereinsbank AG	4	6	2	4	2	—	8	10
Mitglieder des Aufsichtsrats der HypoVereinsbank AG für Aufsichtsratstätigkeit	1	1	—	—			1	1
Mitglieder des Beirats und des europäischen Beraterkreises							1	1
Frühere Mitglieder des Vorstands der HypoVereinsbank AG und deren Hinterbliebene							17	14
Erste operative Führungsebene der HypoVereinsbank AG							20	19

Den Mitgliedern des Vorstands werden im üblichen Rahmen Sachbezüge gewährt.

Mitglieder des Aufsichtsrats erhielten in 2003 keine Bezüge für persönlich erbrachte Leistungen.

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden per 31. Dezember 2003 Pensionsrückstellungen im Konzern in Höhe von 100 Mio €.

Für das Geschäftsjahr 2003, für das keine dividendenabhängige Vergütung angefallen ist, stellt sich die Vergütung der Aufsichtsratsmitglieder wie folgt dar. Hiernach erhielten:

- der Vorsitzende des Aufsichtsrats, der zugleich Vorsitzender des Ausschusses für Strategie und Geschäftsentwicklung, Vorsitzender des Risikoausschusses und Mitglied des Prüfungsausschusses ist, T€ 128,
- die beiden stellvertretenden Vorsitzenden, die zugleich Mitglieder des Ausschusses für Strategie und Geschäftsentwicklung sind und von denen der mit Wirkung zum 14. Mai 2003 gewählte stellvertretende Vorsitzende zeitweise dem Ausschuss für Geschäftsprüfungen angehörte, T€ 59 bzw. im Falle des anderen stellvertretenden Vorsitzenden, der am 3. März 2003 durch das Registergericht zum Aufsichtsratsmitglied bestellt worden ist, zeitanteilig T€ 24,
- die beiden am 14. Mai 2003 bzw. 31. Dezember 2003 ausgeschiedenen stellvertretenden Vorsitzenden, die Mitglieder des Ausschusses für Geschäftsentwicklung und Kredit bzw. des Ausschusses für Strategie und Geschäftsentwicklung waren, zeitanteilig T€ 29 bzw. T€ 71,
- der Vorsitzende des Prüfungsausschusses, der zeitweise auch Mitglied des Ausschusses für Geschäftsentwicklung und Kredit war, T€ 84,
- die übrigen Mitglieder des Prüfungsausschusses T€ 40 bzw. zeitanteilig T€ 27 bzw. im Falle des Ausschussmitgliedes, das erst seit dem 14. Mai 2003 dem Aufsichtsrat angehört, T€ 25,
- die beiden am 31. Januar 2003 bzw. 31. Juli 2003 aus dem Prüfungsauschuss ausgeschiedenen Aufsichtsratsmitglieder T€ 3 bzw. im Falle des am 31. Juli 2003 ausgeschiedenen Mitgliedes, das zugleich Mitglied des Risikoausschusses ist und dem Ausschuss für Treuhandgeschäfte angehörte, T€ 47,

– die beiden übrigen Mitglieder des Ausschusses für Strategie und Geschäftsentwicklung T€ 47 bzw. im Falle des Aufsichtsratsmitgliedes, das erst seit dem 1. Januar 2004 diesem Ausschuss angehört, T€ 17,
– die übrigen Mitglieder des Risikoausschusses im Falle des Ausschussmitgliedes, das zugleich Vorsitzender des Ausschusses für Treuhandgeschäfte war, T€ 39 bzw. im Falle der beiden weiteren Ausschussmitglieder, die zugleich vorübergehend dem Ausschuss für Treuhandgeschäfte angehörten, T€ 29 bzw. zeitanteilig T€ 22,
– die übrigen Mitglieder des Aufsichtsrats je T€ 17, wobei die Aufsichtsratsmitglieder, die erst seit dem 14. Mai 2003 dem Aufsichtsrat angehören, zeitanteilig T€ 11 erhalten haben,
– die am 14. Mai 2003 ausgeschiedenen weiteren Aufsichtsratsmitglieder zeitanteilig je T€ 6, wobei das Aufsichtsratsmitglied, das zugleich Mitglied des Ausschusses für Treuhandgeschäfte war, T€ 11 erhalten hat.

Insgesamt erhielten die Mitglieder des Aufsichtsrats für das Geschäftsjahr 2003 damit T€ 804.

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen an sowie der eingegangenen Haftungsverhältnisse für Aufsichtsrats- und Vorstandsmitglieder sowie an die erste operative Führungsebene der HVB AG wie folgt dar:

in Mio €	2003	2002 HVB Group neu/alt
Mitglieder des Vorstands der HypoVereinsbank AG	9	12
Mitglieder des Aufsichtsrats der HypoVereinsbank AG	2	2
Erste operative Führungsebene der HypoVereinsbank AG	7	9

Alle Kredite an Mitglieder des Vorstands, des Aufsichtsrats und an die erste operative Führungsebene werden zu marktüblichen Konditionen verzinst.

Im Geschäftsjahr 2003 von Mitgliedern des Vorstands und des Aufsichtsrats erworbene oder veräußerte Aktien und Derivate auf Aktien der HVB AG gemäß Mitteilungspflicht nach § 15 a WpHG (DirectorsDealings):

	Transaktionsart	Bezeichnung des Wertpapiers bzw. Derivats	Wertpapierkennnummer/ ISIN-Nummer	Datum des Geschäftsabschlusses	Preis je Stück	Stückzahl	Nennbetrag des Wertpapiers bzw. Derivats
Kurt F. Viermetz	Kauf	Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	30. 10. 2003	18,4694	30 000	3,– € je Stück insgesamt 90 000,– €
Max Dietrich Kley	Kauf	Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	28. 3. 2003	7,85	3 205	3,– € je Stück insgesamt 9 615,– €

Die Mitglieder des Vorstands und des Aufsichtsrats hielten am 31. Dezember 2003 zusammen einen Anteil von weniger als 1% der insgesamt von der HVB AG ausgegebenen Aktien.

76

Mitarbeiterinnen und Mitarbeiter

Durchschnittlicher Personalstand:

	2003	2002 HVB Group alt
Mitarbeiter (ohne Auszubildende)	61 864	64 768
Vollzeitbeschäftigte	53 144	55 852
Teilzeitbeschäftigte	8 720	8 916
Auszubildende	1 662	2 150

Geschäftsstellen

Geschäftsstellen nach Regionen

	2002 HVB Group alt	Abspaltung der Hypo Real Estate Group	2002 HVB Group neu	Zugänge Neueröffnungen	Abgänge Schließungen	Abgänge Zusammenlegungen	Veränderungen des Kons.-Kreises	2003
Deutschland								
Baden-Württemberg	36	2	34		2		– 6	26
Bayern	430	5	425	1	3	7	– 16	400
Berlin	25	1	24		3	1	– 13	7
Brandenburg	8		8					8
Bremen	10		10				– 2	8
Hamburg	50	2	48		3		– 7	38
Hessen	25	1	24		3	1	– 5	15
Mecklenburg-Vorpommern	7		7					7
Niedersachsen	31		31	1	2		– 4	26
Nordrhein-Westfalen	43	4	39		2	1	– 16	20
Rheinland-Pfalz	26		26				– 4	22
Saarland	10		10	1	1		– 1	9
Sachsen	27	2	25	2	2	1	– 13	11
Sachsen-Anhalt	18		18		2		– 5	11
Schleswig-Holstein	81		81		2		– 2	77
Thüringen	14		14	2		1	– 7	8
Zwischensumme	**841**	**17**	**824**	**7**	**25**	**12**	**– 101**	**693**
Übrige Regionen								
Österreich	457		457	1	3	34		421
Übriges Westeuropa	41	14	27	1	3		– 7	18
Zentral- und Osteuropa	733		733	63	33	25	+ 157	895
Amerika	15		15				+ 2	17
Asien	15		15					15
Afrika	1		1	1				2
Australien	1		1					1
Zwischensumme	**1 263**	**14**	**1 249**	**66**	**39**	**59**	**+ 152**	**1 369**
Insgesamt	**2 104**	**31**	**2 073**	**73**	**64**	**71**	**+ 51**	**2 062**

Mitglieder des Aufsichtsrats und des Vorstands

Aufsichtsrat

Dr. Maximilian Hackl
Ehrenvorsitzender

Dr. Dr. h.c. Albrecht Schmidt
Vorsitzender seit 7. 1. 2003

Herbert Betz
bis 14. 5. 2003,
stv. Vorsitzender bis 14. 5. 2003

Peter König
stv. Vorsitzender seit 14. 5. 2003

Dr. Hans-Jürgen Schinzler
seit 3. 3. 2003,
stv. Vorsitzender seit 1. 1. 2004

Kurt F. Viermetz
bis 31. 12. 2003,
stv. Vorsitzender bis 31. 12. 2003

Dr. Manfred Bischoff

Heidi Dennl
bis 14. 5. 2003

Volker Doppelfeld

Ernst Eigner
bis 14. 5. 2003

Helmut Gropper
bis 31. 1. 2003

Klaus Grünewald

Heinz-Georg Harbauer
bis 14. 5. 2003

Anton Hofer

Max Dietrich Kley

Friedrich Koch
seit 14. 5. 2003

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
seit 13. 1. 2004

Herbert Munker
seit 14. 5. 2003

Christoph Schmidt
bis 14. 5. 2003

Dr. Siegfried Sellitsch

Prof. Dr. Wilhelm Simson

Prof. Dr. Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler
seit 14. 5. 2003

Ursula Titze
seit 14. 5. 2003

Jens-Uwe Wächter
seit 14. 5. 2003

Helmut Wunder

Vorstand

Stephan Bub
bis 31. 5. 2003

Dr. Stefan Jentzsch

Dr. Michael Kemmer
seit 1. 6. 2003

Michael Mendel
seit 1. 2. 2003

Dieter Rampl

Gerhard Randa

Dr. Paul Siebertz
bis 31. 3. 2003

Dr. Wolfgang Sprißler

München, den 2. März 2004

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

DER VORSTAND

Jentzsch Kemmer Mendel Rampl Randa Sprißler

Bestätigungsvermerk des Abschlussprüfers

Wir haben den von der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München, aufgestellten Konzernabschluss, bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 geprüft. Aufstellung und Inhalt des Konzernabschlusses nach den International Financial Reporting Standards (IFRS) liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss abzugeben.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung sowie unter ergänzender Beachtung der International Standards on Auditing (ISA) vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den International Financial Reporting Standards ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Unsere Prüfung, die sich auch auf den von dem Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 aufgestellten Konzernlagebericht (Financial Review und Risk Report) erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht (Financial Review und Risk Report) insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht (Financial Review und Risk Report) für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

München, den 5. März 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Wiedmann — Wirtschaftsprüfer

Pastor — Wirtschaftsprüfer

[Absichtlich freigelassen]

LAGEBERICHT UND JAHRESABSCHLUSS DER BAYERISCHE HYPO- UND VEREINSBANK AG FÜR DAS JAHR 2003

LAGEBERICHT

GESCHÄFTSVERLAUF UND LAGE

2003: Ziele der Transformation erreicht und Bilanz bereinigt

Mit dem Transformationsprogramm hatten wir uns für das Jahr 2003 sehr herausfordernde Managementaufgaben und anspruchsvolle Ziele gesetzt. Nach dem Jahr 2002 mit hohen operativen Verlusten galt es in 2003, durch ein Bündel von Maßnahmen die Kapitalbasis der HVB Group zu stärken und die operative Ertragskraft wesentlich zu verbessern. Auf die Erreichung dieser Ziele waren alle unsere Aktivitäten im abgelaufenen Jahr konsequent ausgerichtet, insbesondere

- die Abspaltung eines Großteils des kommerziellen Immobilienfinanzierungsgeschäfts in die neue Hypo Real Estate Group,
- der IPO der Bank Austria Creditanstalt, durch den 22,5% der Anteile platziert wurden,
- diverse Verkäufe von Konzerngesellschaften und aus unserem Kreditportfolio,
- der kräftige Abbau unserer Risikoaktiva, unter anderem durch zahlreiche Securitization Transaktionen,
- die Gründung eines Joint Ventures im Projektfinanzierungsgeschäft und
- umfangreiche Restrukturierungsmaßnahmen vor allem im Geschäftsfeld Deutschland.

Die Anstrengungen haben sich gelohnt, die Maßnahmen haben die erwartete Wirkung nicht verfehlt. Sowohl die Ertrags- wie auch die Kapitalziele, die als Bandbreiten in unserem Konzernlagebericht 2002 angegeben waren, haben wir erreicht. Im Betriebsergebnis der HVB Group verzeichnen wir mit rund 1 Mrd € bereinigt um Veräußerungsgewinne einen kräftigen Turnaround, die Risikoaktiva haben wir im Konzern auf 241,8 Mrd € reduziert und die BIZ-Kernkapitalquote erreicht ohne die Sondereffekte aus der Bewertung der Finanzanlagen im Konzern 6,8%. Mit dem Transformationsprogramm haben wir darüber hinaus sowohl die Komplexität der Konzernstruktur als auch den Refinanzierungsbedarf erheblich verringert.

Um die Risiken aus der Kursentwicklung an den Aktienmärkten für unsere künftigen Ergebnisse deutlich zu reduzieren, hatten wir uns entschlossen, wesentliche Positionen aus unseren Finanzanlagen abzubauen und haben deshalb die Aktienbestände zum 31. Dezember 2003 auf ihre aktuellen Marktwerte abgeschrieben. Dies gilt insbesondere für unsere Anteile an der Allianz AG, die bis Ende Februar 2004 vollständig verkauft wurden, und die

Anteile an der Münchener Rückversicherungs-Gesellschaft AG, die wir in einem ersten Schritt Ende Februar von 13,2% auf unter 10% reduziert haben. Weitere Veräußerungen sind geplant, wir werden sie aber auch von der Performance der betreffenden Aktien abhängig machen. Darüber hinaus haben wir die Wertansätze bei den Beteiligungen und verbundenen Unternehmen anhand sehr strenger Bewertungsmaßstäbe geprüft und umfangreiche Wertkorrekturen vorgenommen. Insgesamt wurde die Erfolgsrechnung 2003 der HVB Group durch die Bewertungsmaßnahmen mit rund 2,9 Mrd € belastet. Dieser Schritt hat dazu geführt, dass wir uns von den »Stillen Lasten« befreien und größere Handlungs- und Gestaltungsspielräume eröffnen konnten.

Nach Abschluss des Transformationsprogramms und nach der umfangreichen Bilanzbereinigung kommt es jetzt darauf an, die Grundlagen für ein profitables Wachstum in den nächsten Jahren zu legen und hierfür ein solides finanzielles Fundament zu schaffen. Dies wollen wir mit einer Kapitalerhöhung mit Bezugsrecht im Umfang von mindestens 3 Mrd € erreichen. Hierdurch stärken wir unsere Kernkapitalquote im Konzern auf über 7%. Außerdem soll die Maßnahme dazu beitragen, unsere Ratings nachhaltig zu verbessern. Nach den umfangreichen Bewertungsmaßnahmen und der Stärkung der Kapitalbasis können wir uns künftig unbelastet auf unser Kerngeschäft konzentrieren und eröffnen uns zusätzlich die Option für ein profitables Wachsen mit Europa.

Erfolgsrechnung

Gewinn- und Verlustrechnung

	2003	2002	Veränderung	
	in Mio €	in Mio €	in Mio €	in %
Zinsüberschuss	3 224	4 301	– 1 077	– 25,1
Provisionsüberschuss	1 043	945	+ 98	+ 10,5
Nettoergebnis aus Finanzgeschäften	395	450	– 55	– 12,4
Verwaltungsaufwendungen	2 765	3 378	– 613	– 18,1
Personalaufwand	1 371	1 680	– 309	– 18,4
Andere Verwaltungsaufwendungen[1]	1 394	1 698	– 304	– 17,8
Saldo der sonstigen betrieblichen Erträge/Aufwendungen	11	159	– 148	– 92,8
Betriebsergebnis vor Risikovorsorge	**1 908**	**2 477**	**– 569**	**– 23,0**
Risikovorsorge	1 595	2 271	– 676	– 29,8
Betriebsergebnis	**313**	**206**	**+ 107**	**+ 51,7**
Saldo sonstiges Geschäft	– 3 583	121	– 3 704	
Abschreibungen auf Goodwill	—	246	– 246	– 100,0
Ergebnis vor Steuern	**– 3 270**	**81**	**– 3 351**	
Steuern	33	81	– 48	– 58,7
Jahresüberschuss/-fehlbetrag	**– 3 303**	**—**	**– 3 303**	
Veränderung der Rücklagen	3 303	—	+ 3 303	
Bilanzgewinn	**—**	**—**	**—**	**—**

[1] Einschließlich Normalabschreibungen auf Sachanlagen.

Zinsüberschuss

Der Zinsüberschuss belief sich auf 3224 Mio €, das sind 25,1% weniger als im Vorjahr. In 2002 wirkten sich allerdings die Sonderdividenden der VI-Industrie-Beteiligungsgesellschaft mbH, der HI-Vermögensverwaltungsgesellschaft mbH und der HVB Gesellschaft für Gebäude mbH & Co KG positiv aus. Diesen Sondereffekten steht in 2003 die höhere Ausschüttung der HVB Wealth Management Holding GmbH nach dem Verkauf der Bank von Ernst & Cie AG gegenüber. Bereinigt um die Sondereffekte im aktuellen und im Vorjahr war der Zinsüberschuss leicht rückläufig (–4,1%). Das ist im Wesentlichen auf niedrigere laufende Ausschüttungen aus unserem Anteilsbesitz nach der Abspaltung der Gesellschaften der neuen Hypo Real Estate Group, Währungskurseffekte durch den stärkeren Euro insbesondere in Relation zum USD sowie Volumensrückgänge durch den Abbau von Risikoaktiva entsprechend unserem Transformationsprogramm zurückzuführen. Diese Belastungen konnten durch steigende Margen in unserem Aktivgeschäft nicht vollständig kompensiert werden.

Provisionsüberschuss

Der Provisionsüberschuss erhöhte sich gegenüber dem Vorjahr um 10,5% auf 1043 Mio €. Nach den massiven Rückschlägen an den internationalen Kapitalmärkten in den Vorjahren bis ins erste Quartal 2003 haben sich insbesondere die Aktienkurse im weiteren Jahresverlauf wieder deutlich erholt. Diese Trendumkehr hat auch unser Wertpapier- und Depotgeschäft spürbar belebt und zu einem entsprechenden Anstieg der Erträge geführt. Außerdem haben wir die Provisionen im Zahlungsverkehr sowie aus dem Vermittlungsgeschäft gesteigert.

Nettoergebnis aus Finanzgeschäften

Beim Nettoergebnis aus Finanzgeschäften konnten wir die erfreuliche Entwicklung der ersten neun Monate im vierten Quartal leider nicht fortsetzen. Es liegt insgesamt mit 395 Mio € um 12,4% unter dem Vorjahresergebnis. Vom Gesamtergebnis entfallen rund drei Viertel auf das zins- und währungsbezogene Geschäft.

Verwaltungsaufwendungen

Die Verwaltungsaufwendungen konnten wir im Berichtsjahr um 18,1% auf 2765 Mio € senken, das ist besser als geplant. Die im Vorjahr zu Lasten des Verwaltungsaufwandes gebildete Restrukturierungsrückstellung in Höhe von 259 Mio € wurde in 2003 zweckgebunden mit einem Teilbetrag in Höhe von 124 Mio € in Anspruch genommen. Der Personalaufwand hat sich um 18,4% auf 1371 Mio € ermäßigt. Hauptgründe für diesen Rückgang waren der Personalabbau im Rahmen der konsequenten Umsetzung unseres Transformationsprogramms sowie niedrigere Bonuszahlungen und eine Reduzierung der freiwilligen Sozialleistungen. Die anderen Verwaltungsaufwendungen inklusive der Abschreibungen auf Sachanlagen sind um 17,8% auf 1394 Mio € zurückgegangen. Dies ist vor allem auf niedrigere Aufwendungen für EDV und Kommunikation sowie Gebäude- und Raumkosten zurückzuführen. Auf immaterielle Anlagewerte und Sachanlagen waren 98 Mio € abzuschreiben (2002: 127 Mio €).

Saldo der sonstigen betrieblichen Erträge/Aufwendungen

Der Saldo der sonstigen betrieblichen Erträge/Aufwendungen wird im Geschäftsjahr 2003 mit 11 Mio € ausgewiesen. Im Vorjahr (159 Mio €) wurden in dieser Position Erträge aus der Verschmelzung eines Finanzunternehmens realisiert (217 Mio €).

Cost-Income-Ratio

Da die gesamten operativen Erträge wegen der im Vorjahr im Zinsüberschuss enthaltenen Sondereffekte stärker zurückgingen als die Verwaltungsaufwendungen, verschlechterte sich die Cost-Income-Ratio auf 59,2% (2002: 57,7%). Bereinigt um die Sondereffekte im Zinsüberschuss in den beiden Jahren und in den sonstigen betrieblichen Erträgen sowie den Verwaltungsaufwendungen in 2002 hat sich die Cost-Income-Ratio auf 62,2% in 2003 (2002: 68,7%) signifikant verbessert.

Risikovorsorge

Das Bewertungsergebnis Kreditgeschäft hat sich zwar gegenüber dem Vorjahr um 30,6% kräftig reduziert, es liegt aber durch die nach wie vor hohe Anzahl an Insolvenzen mit 1613 Mio € weiterhin auf hohem Niveau.

Das Ergebnis aus dem Liquiditätsvorsorgebestand belief sich auf 18 Mio € (2002: 52 Mio €).

Betriebsergebnis

Das ausgewiesene Betriebsergebnis der HVB AG liegt mit 313 Mio € um 51,7% über dem Vorjahreswert. Selbst bereinigt um den Sondereffekt aus dem Verkauf der Bank von Ernst ergibt sich ein kräftiger Turnaround im Vergleich zum Vorjahr, als sich das bereinigte Betriebsergebnis auf rund –700 Mio € belief.

Sonstiges Geschäft

Im Saldo sonstiges Geschäft weisen wir einen Aufwand in Höhe von 3583 Mio € aus (2002: +121 Mio €). Hierin enthalten sind umfangreiche Abschreibungen und Wertberichtigungen auf Beteiligungen, Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere in Höhe von insgesamt 2966 Mio €. Unsere Aktienbestände, insbesondere unsere Anteile an der Allianz AG und der Münchener Rückversicherungs-Gesellschaft AG, die wir in der Kategorie »wie Anlagevermögen behandelte Wertpapiere« führen, haben wir auf aktuelle Marktwerte am Jahresende abgeschrieben. Dies war vor allem deshalb erforderlich, weil wir uns entschieden hatten, die Bestände schneller als bisher vorgesehen zu veräußern.

Zwar wurden die alten Buchwerte nach wie vor durch längerfristig angelegte Unternehmensbewertungen auf der Basis aktueller Analysten-Gewinnschätzungen untermauert, jedoch war die Wahrscheinlichkeit, dass die Marktwerte kurzfristig wieder die Höhe unserer Buchwerte erreichen, gering. Darüber hinaus haben wir sämtliche Wertansätze unserer Beteiligungen und Anteile an verbundenen Unternehmen auf den Prüfstand gestellt und zum Teil deutliche Wertkorrekturen vorgenommen, um sie mit ihren aktuellen beizulegenden Werten, die gerade bei ineffizienten Märkten auch deutlich von den Börsenwerten abweichen können, anzusetzen.

Im Zusammenhang mit der Abspaltung der Hypo Real Estate Group haben wir die Verpflichtung übernommen, Jahresfehlbeträge der Hypo Real Estate Bank AG bis zu maximal 590 Mio € zu übernehmen, soweit diese durch gebildete Einzelwertberichtigungen bedingt sind. Hieraus entstand im Jahr 2003 ein Aufwand in Höhe von 460 Mio €.

Ebenfalls in dieser Position enthalten sind Verlustübernahmen mit 157 Mio € (2002: 207 Mio €).

Begünstigt wurde das Ergebnis durch Erlöse aus dem Verkauf von Tochterunternehmen (zum Beispiel norisbank Aktiengesellschaft) und Beteiligungen.

Steuern

Der Aufwand für Steuern vom Einkommen und Ertrag hat sich von 77 Mio € auf 29 Mio € verringert. Die sonstigen Steuern beliefen sich auf 4 Mio €.

Jahresüberschuss/-fehlbetrag

Durch die umfangreichen Bewertungsmaßnahmen ist ein Jahresfehlbetrag in Höhe von 3303 Mio € entstanden, der durch eine Entnahme aus der Kapitalrücklage gemäß § 150 Abs. 4 AktG ausgeglichen wird.

Bilanz

Die Bilanzsumme der HVB AG belief sich zum 31. Dezember 2003 auf 301,0 Mrd €, das sind 12,3% weniger als im Vorjahr. Der Rückgang resultierte im Wesentlichen aus Forderungen an Kunden, Schuldverschreibungen und anderen festverzinslichen Wertpapieren sowie Anteilen an verbundenen Unternehmen. Er ist vor allem auf den geplanten kräftigen Abbau unserer Risikoaktiva einschließlich der Portfolio-Verkäufe, die umfangreichen Bewertungsmaßnahmen in unserem Anteilsbesitz sowie die Abgänge durch die Abspaltung der Gesellschaften der neuen Hypo Real Estate Group zurückzuführen.

Volumensentwicklung

Das Kreditvolumen (Kredite an Kreditinstitute und Kunden einschließlich Eventualverbindlichkeiten) haben wir auf 203,5 Mrd € (–14,5%) reduziert, davon entfielen 21,1 Mrd € (+2,7%) auf Kommunalkredite und 104,6 Mrd € (–5,1%) auf Hypothekendarlehen.

Die Bestände an Schuldverschreibungen und anderen festverzinslichen Wertpapieren verringerten sich um 20,7% auf 44,6 Mrd € und an Aktien und anderen nicht festverzinslichen Wertpapieren um 2,4% auf 10,3 Mrd €.

Die Anteile an Beteiligungen und verbundenen Unternehmen verringerten sich von 14,5 Mrd € auf 10,7 Mrd €. Der Rückgang resultiert aus Abgängen durch die Abspaltung, Verkäufe sowie aus den Bewertungsmaßnahmen.

Refinanzierung

Die Refinanzierung wurde dem verminderten Aktivvolumen angepasst. Dabei haben wir sowohl die Verbindlichkeiten gegenüber Kreditinstituten (–11,0%) und Kunden (–6,6%) als auch die verbrieften Verbindlichkeiten (–17,7%) deutlich reduziert.

Das bilanzielle Eigenkapital wurde zum einen durch die im Zuge der Abspaltung der Gesellschaften der neuen Hypo Real Estate Group erfolgte Kapitalausstattung und zum anderen durch die Deckung des Jahresfehlbetrags stark gemindert. Durch die Abspaltung ergab sich eine Kapitalminderung in Höhe von 3,7 Mrd €, die mit 2,9 Mrd € die Gewinnrücklagen und mit 0,8 Mrd € die Kapitalrücklagen betraf. Inklusive der Abdeckung des Jahresfehlbetrages in Höhe von 3.303 Mio € wurden die Kapitalrücklagen damit insgesamt um 4,1 Mrd € reduziert.

Risikoaktiva und Marktrisikopositionen nach BIZ

Die Risikoaktiva nach den Eigenmittelempfehlungen des Baseler Ausschusses für Bankenaufsicht (BIZ) haben sich in 2003 um 23,3% auf 155,4 Mrd € kräftig verringert. Die Marktrisikopositionen beliefen sich auf 1,1 Mrd € (2002: 1,6 Mrd €).

Kernkapital und Eigenmittel nach KWG

Im Berichtsjahr reduzierte sich das Kernkapital nach festgestelltem Jahresabschluss vor allem durch die Minderung der Rücklagen um 39,2% auf 10,9 Mrd €. Die Eigenmittel, die neben dem haftenden Eigenkapital (14,7 Mrd €) auch die so genannten Drittrangmittel (0,8 Mrd €) einschließen, verringerten sich um 41,1% auf 15,5 Mrd €. Die Kernkapitalquote belief sich auf 7,3% nach 9,3% im Vorjahr; die Eigenmittelquote reduzierte sich auf 9,5% (2002: 12,1%).

Liquidität

Die Liquidität eines Kreditinstituts wird bankaufsichtsrechtlich anhand der Liquiditätskennzahl nach Grundsatz II beurteilt. Diese Kennzahl setzt die innerhalb eines Monats verfügbaren Zahlungsmittel ins Verhältnis zu den in diesem Zeitraum abrufbaren Zahlungsverpflichtungen. Die Liquidität gilt als ausreichend, wenn der Kennzahlenwert mindesten 1,0 beträgt. In der HVB AG belief sich der Wert in 2003 durchschnittlich auf 1,2 (2002: 1,2).

Geschäftsstellen

Die HVB AG unterhielt am Jahresende 523 Geschäftsstellen. Unser inländisches Filialnetz reduzierte sich vor allem durch Zusammenlegungen um 7 auf 497 Geschäftsstellen. Im Ausland haben wir neue Geschäftsstellen in Zürich und Kairo eröffnet und unsere Filiale in Stockholm geschlossen.

Geschäftsstellen nach Regionen

	2002	Zugänge	Abgänge		2003
		Neueröffnungen	Schließungen	Zusammenlegungen	
Deutschland					
Baden-Württemberg	24	—	1	—	23
Bayern	380	—	1	5	374
Berlin	7	—	—	1	6
Brandenburg	8	—	—	—	8
Bremen	—	—	—	—	—
Hamburg	—	—	—	—	—
Hessen	10	3	—	1	12
Mecklenburg-Vorpommern	—	—	—	—	—
Niedersachsen	—	—	—	—	—
Nordrhein-Westfalen	21	—	1	1	19
Rheinland-Pfalz	22	—	—	—	22
Saarland	9	—	—	—	9
Sachsen	10	1	—	1	10
Sachsen-Anhalt	6	—	—	—	6
Schleswig-Holstein	—	—	—	—	—
Thüringen	7	2	—	1	8
Zwischensumme	**504**	**6**	**3**	**10**	**497**
Übrige Regionen					
Europa	7	1	1	—	7
Amerika	5	—	—	—	5
Asien	11	—	—	—	11
Afrika	1	1	—	—	2
Australien	1	—	—	—	1
Zwischensumme	**25**	**2**	**1**	—	**26**
Insgesamt	**529**	**8**	**4**	**10**	**523**

Vorgänge nach dem 31. Dezember 2003

Nachdem wir uns entschieden hatten, unsere wesentlichen Aktienpositionen schneller als bisher vorgesehen abzubauen und die Bestände deshalb im Jahresabschluss 2003 auf die aktuellen Marktwerte abgeschrieben haben, sind bis dato bereits wesentliche Anteilsveräußerungen vollzogen. So haben wir bis Ende Februar 2004 unser 3,2%-Paket an der Allianz AG vollständig verkauft und unseren Anteil an der Münchener Rückversicherungs-Gesellschaft AG von 13,2% auf unter 10% reduziert. Auf Grund der zeitnahen Bewertung zum Jahresende 2003 sind aus den Veräußerungen keine nennenswerten Auswirkungen auf die Erfolgsrechnung 2004 entstanden.

Um für ein profitables Wachstum der HVB Group in den nächsten Jahren ein solides finanzielles Fundament zu legen, haben wir im Februar 2004 eine Kapitalerhöhung mit Bezugsrecht im Umfang von mindestens 3 Mrd € angekündigt. Der endgültige Bezugspreis für die neuen Aktien soll voraussichtlich am 22. März 2004 bekannt gegeben werden, die Bezugsfrist ist für den Zeitraum vom 23. März bis 5. April 2004 vorgesehen. Mit dem Liquiditätszufluss Anfang April 2004 verbessern wir unsere Kernkapitalquote im Konzern c. p. auf über 7%.

Für die Integration der Vereins- und Westbank Aktiengesellschaft in die HVB AG entwickeln wir gemeinsam seit Beginn des Jahres ein Grobkonzept. Unser Anteil an der Vereins- und Westbank Aktiengesellschaft ist Ende Januar 2004 auf rund 92% gestiegen. Die rechtliche Integration wollen wir in der zweiten Hälfte dieses Jahres abschließen. Die Auswirkungen der geplanten Integration, insbesondere der laufenden Erträge und Aufwendungen der Vereins- und Westbank Aktiengesellschaft sind in dem Ausblick 2004 noch nicht enthalten.

Im vergangenen Jahr hatten wir die beiden Privatbanken Bankhaus Gebrüder Bethmann und Bankhaus Maffei & Co. KGaA zum Bankhaus BethmannMaffei oHG verschmolzen und unsere Anteile anschließend veräußert. Die Transaktion wurde nach den erforderlichen Zustimmungen der Aufsichtsbehörden im Januar 2004 abgeschlossen. Das Bankhaus BethmannMaffei oHG hatte zum 31. Dezember 2003 eine Bilanzsumme von 742 Mio € und 212 Mitarbeiter. Das Jahresergebnis belief sich auf 1 Mio €.

Im Februar 2004 haben wir unseren Anteil von 61,7% an der Brau und Brunnen AG veräußert und damit einen weiteren Schritt bei dem Abbau von nicht-strategischen Industriebeteiligungen vollzogen. Die Transaktion steht noch unter dem Vorbehalt der Zustimmung der Kartellbehörden.

Ausblick

Der Lagebericht sowie der Bericht im Übrigen enthalten die Zukunft betreffende Aussagen, Erwartungen und Prognosen. Diese zukunftsbezogenen Aussagen beruhen auf Planungen und Schätzungen auf der Basis aller uns derzeit zur Verfügung stehenden Informationen. Wir übernehmen keine Verpflichtung, diese Aussagen angesichts neuer Informationen oder künftiger Ereignisse zu aktualisieren. Die zukunftsbezogenen Aussagen können mit bekannten oder unbekannten Risiken und Ungewissheiten verbunden sein und die tatsächlichen Ergebnisse und Entwicklungen deshalb wesentlich von den zur Zeit erwarteten abweichen. Derartige Abweichungen können insbesondere aus Veränderungen der allgemeinen wirtschaftlichen Lage und der Wettbewerbssituation, der Entwicklung der internationalen Kapitalmärkte, dem möglichen Ausfall von Kreditnehmern oder Kontrahenten von Handelsgeschäften, der Umsetzung von Restrukturierungsmaßnahmen, nationalen und internationalen Gesetzesänderungen, vor allem hinsichtlich steuerlicher Regelungen, der Zuverlässigkeit unserer Verfahren und Methoden zum Risikomanagement sowie aus anderen, zum Teil im Risikobericht detaillierter dargestellten Risiken resultieren.

Bei unseren Planungen haben wir die folgenden makroökonomischen und branchenbezogenen Rahmenbedingungen zugrunde gelegt:

Die konjunkturelle Belebung der Weltwirtschaft wird sich bis weit in das Jahr 2004 hinein fortsetzen. Die anhaltenden strukturellen Defizite verhindern aber eine stärkere Aufwärtsbewegung. Mit dem Auslaufen der fiskalischen Stimuli wird sich das Wachstum in den USA ab der Jahresmitte voraussichtlich wieder abschwächen. Da die weiterhin prosperierenden Regionen Emerging Asia sowie Zentral- und Osteuropa als globale Wachstumslokomotiven noch nicht stark genug sind, wird sich auch die europäische Dynamik dem bremsenden US-amerikanischen Sog voraussichtlich nicht entziehen können.

Mit einem Anstieg des Bruttoinlandsprodukts (BIP) von 1,5% dürfte Euroland auch in diesem Jahr zu den Regionen zählen, die im internationalen Vergleich am schwächsten wachsen. In Deutschland wird die Dynamik im Gesamtjahr 2004 voraussichtlich 1,25% erreichen. Zwar unterstützen die trotz der Euro-Aufwertung noch robusten Ausfuhren sowie Steuersenkungen die zyklische Aufwärtsbewegung, jedoch dürften die zum Jahresbeginn ebenfalls umgesetzten Strukturreformen im Gesundheitswesen und am Arbeitsmarkt sowie die Maßnahmen zur Gegenfinanzierung der Steuerreform Investoren und private Haushalte anfangs verunsichern und so das Wachstumstempo drücken.

In Österreich wird die Konjunktur 2004 deutlich an Dynamik zulegen und ein Wirtschaftswachstum von 2,1% ermöglichen.

Die Länder Mittel- und Osteuropas werden voraussichtlich vom günstigeren internationalen Umfeld ebenfalls profitieren. Das BIP wird sich in dieser Region um durchschnittlich 4% gegenüber dem Vorjahr erhöhen, gestützt durch den Aufwind bei Exporten und Investitionen.

Die Europäische Zentralbank wird die Leitzinsen vermutlich nur sehr vorsichtig und erst deutlich nach der US-Notenbank anheben. Die Langfristzinsen tendieren ebenfalls nach oben, das nur verhaltene Konjunkturtempo spricht aber gegen einen starken Zinsanstieg. Insgesamt werden die Zinsen auf vergleichsweise niedrigen Niveaus bleiben.

Am europäischen Aktienmarkt ist für 2004 eine Fortsetzung der Kurserholung zu erwarten. Die in den letzten Jahren ergriffenen Restrukturierungsmaßnahmen und eine wieder ansteigende Auslastung der Kapazitäten ermöglichen es den Unternehmen, auch in einem Umfeld schwachen BIP-Wachstums ihre Profitabilität zu verbessern. Für 2004 und 2005 ist daher eine durchschnittliche Gewinnsteigerung von über 10% realistisch. Zwar ist es nach dem Kursanstieg der letzten Monate durchaus wahrscheinlich, dass es im Jahresverlauf zu einer zwischenzeitlichen Seitwärtsbewegung kommt. Die anhaltend günstigen Rahmenbedingungen (steigende Unternehmensgewinne, niedrige Zinsen, moderate Bewertung, gutes Liquiditätsumfeld) sprechen jedoch mittelfristig für eine Fortsetzung der Aufwärtsbewegung.

Die Devisenmärkte sind weiterhin von Ungleichgewichten geprägt, das lässt anhaltend hohe Volatilitäten erwarten. Die Aufwertung des Euro ist grundsätzlich noch nicht abgeschlossen. Sie dürfte aber von Phasen einer Euro-Abschwächung unterbrochen werden.

Für das europäische Bankgeschäft ist in 2004 damit insgesamt noch nicht von starkem konjunkturellen Rückenwind auszugehen. Nach drei Jahren Stagnation und angesichts der nur verhaltenen Wachstumsbelebung dürfte es auch bei den Unternehmensinsolvenzen noch keine Entwarnung geben.

Vor dem Hintergrund dieser Rahmenbedingungen haben wir uns für 2004 erneut ambitionierte Ziele in Bezug auf die deutliche Stärkung der Kapitalbasis und die Verbesserung unserer operativen Ertragskraft gesetzt. Mit der angekündigten Kapitalerhöhung im Umfang von mindestens 3 Mrd € wollen wir unsere Kernkapitalquote im Konzern auf über 7% verbessern und damit nach den umfangreichen Bewertungsmaßnahmen im Jahresabschluss 2003 ein wesentlich solideres finanzielles Fundament für die weitere Entwicklung der HVB Group schaffen. Darüber hinaus soll die Kernkapitalquote bis zum Jahresende bei weitgehend stabilen Risikoaktiva durch Thesaurierungen im Konzern weiter steigen.

Nach Abschluss des Transformationsprogramms 2003 streben wir in der HVB Group im laufenden Jahr eine nachhaltige Verbesserung unserer operativen Ertragskraft durch einen spürbaren Anstieg der Erträge bei gleichzeitig moderaten Kostenerhöhungen und deutlichem Rückgang der Kreditrisikovorsorge an.

In der HVB AG wollen wir die operativen Erträge im Vergleich zu dem um Sondereffekte bereinigten Vorjahreswert spürbar steigern. Dabei wird der Zinsüberschuss in etwa wieder das bereinigte Vorjahresniveau erreichen. Nach der Veräußerung von Tochtergesellschaften wie der norisbank Aktiengesellschaft werden die Zinserträge aus Anteilen an verbundenen Unternehmen künftig niedriger ausfallen. Außerdem wird der Zinsüberschuss nach dem kräftigen Abbau der Risikoaktiva in 2003 deutlich belastet. Diese Effekte können wir aber durch die Investition frei werdender Mittel nach den Veräußerungen von Teilen unseres Anteilsbesitzes in höher verzinsliche Anlagen, durch die Zinserträge aus dem erhöhten Kapital und durch das weitere Ansteigen der Margen auf Grund einer stringenten risikoadjustierten Bepreisung unseres Aktivgeschäftes kompensieren. Im Provisionsüberschuss wie auch im Handelsergebnis hatten wir bereits in 2003 eine gute Basis für weiteres Ertragswachstum gelegt; beide Ertragskomponenten wurden durch das Transformationsprogramm 2003 kaum beeinflusst. Im Provisionsüberschuss erwarten wir durch ein günstigeres Umfeld an den internationalen Kapitalmärkten einen deutlichen Anstieg vor allem aus dem Wertpapier- und Depotgeschäft, aber auch signifikante Zuwächse in den anderen Sparten auf Grund der leicht verbesserten makroökonomischen Rahmenbedingungen im In- und Ausland. In unserem Handelsgeschäft legen wir den Fokus noch stärker als bisher auf neue, strukturierte Produkte, die zu einem kräftigen Anstieg des Ergebnisses beitragen sollen.

Nach einem signifikanten Rückgang des Verwaltungsaufwands im vergangenen Jahr erwarten wir für 2004 einen leichten Anstieg unter anderem durch Tariferhöhungen im Personalaufwand. Der Anstieg der Verwaltungsaufwendungen fällt aber erheblich niedriger aus als die Steigerung der operativen Erträge, so dass weitere Verbesserungen sowohl der Cost-Income-Ratio als auch des Betriebsergebnisses zu erwarten sind. Darüber hinaus wirkt sich eine deutlich geringere Kreditrisikovorsorge auf Grund der konjunkturellen Verbesserungen ergebnissteigernd aus.

Insgesamt wird sich das Betriebsergebnis (2003 ohne Sondereffekte leicht positiv) nach unseren Planungen für 2004 kräftig verbessern. In den Positionen unterhalb des Betriebsergebnisses entfällt neben den Sondereffekten aus den Bewertungsmaßnahmen im Anteilsbesitz vor allem die hohe Belastung aus der Risikoabschirmung für die Hypo Real Estate Bank AG, die in 2004 nur noch mit 130 Mio € zu berücksichtigen ist. Im Jahresergebnis, das 2003 selbst bereinigt um Sondereffekte noch leicht negativ war, wollen wir in 2004 einen deutlichen Turnaround erreichen.

RISIKOBERICHT

Konzernweite Risikoüberwachung und -steuerung

Das Controlling und Geschäftsfeld übergreifende Management von Risiken ist in der HVB Group unter dem Verantwortungsbereich des Chief Risk Officers zusammengefasst. Hier werden sämtliche Kernfunktionen der Identifikation, Analyse und Bewertung sowie der laufenden Begleitung, Bearbeitung, Überwachung und Steuerung von Risiken wahrgenommen. Diese Funktionen sind wiederum im Rahmen unseres wertorientierten Gesamtbanksteuerungskonzeptes eng mit unseren allgemeinen Planungs-, Steuerungs- und Kontrollprozessen verzahnt.

Chief Risk Officer-Organisation

Im Rahmen der durch die Mindestanforderungen an das Kreditgeschäft (MaK) erforderlichen durchgängigen Trennung der Vertriebs- und Kreditorganisation (»Markt« und »Marktfolge«) wurden im Berichtsjahr auch die bis dato in den Geschäftsfeldern anhängigen regionalen Krediteinheiten sowie der Bereich Sanierung und Workout in den Verantwortungsbereich des Chief Risk Officers integriert.

Im Rahmen einer Neustrukturierung der Ausschüsse des Aufsichtsrats der Bank ist mit Wirkung zum 1. August 2003 ein neuer Risikoausschuss eingerichtet worden. Über diesen Ausschuss, der zu mindestens vier Sitzungen im Jahr zusammenkommt, wird der Aufsichtsrat zeitnah und umfassend vom Vorstand über die jeweilige Risikolage – insbesondere bei den Markt-, Kredit- und Länderrisiken – und das Risikomanagement informiert. Damit wird der großen Bedeutung, welche die Früherkennung und Beherrschung von Risiken durch unsere Bank auch für die Überwachungs- und Beratungstätigkeit des Aufsichtsrats hat, Rechnung getragen.

Group Credit Risk Management

Der Group Credit Risk Manager ist für die Kreditrisikosteuerung der HVB Group verantwortlich und hat die fachliche Führung der gesamten Kreditorganisation inne. Die Kreditportfoliooptimierung, etwa über Kapitalmarktaktivitäten oder Pricing, gehört ebenso zu seinem Aufgabengebiet wie die Themenbereiche Kreditpolitik und -prozesse, für die er konzernweit Standards setzt. Daneben wirkt er bei der Entwicklung und Implementierung von Kreditrisikomessmethoden mit. Der Group Credit Risk Manager ist sowohl für die regionalen Krediteinheiten als auch für die zentrale Organisation der Senior Risk Manager, die er als Linienvorgesetzter führt, verantwortlich.

Neben der Kreditentscheidung bzw. deren Vorbereitung ab einer bestimmten Kreditgrößenordnung tragen die Senior Risk Manager die Risikoverantwortung für die ihnen zugeordneten Portfolien und erarbeiten Portfoliostrategien für Branchen, Produkte und Länder. Ihr spezifisches Fachwissen stellt eine hohe Qualität in der Kreditentscheidung sicher.

Bei ersten Anzeichen für ein erhöhtes Risiko oder einen möglichen Kreditausfall geht die Engagementverantwortung in die Sanierungseinheit bzw. bei nicht sanierungsfähigen Engagements an die Workoutbetreuer über.

Group Asset Liability Management

Der Bereich Group Asset Liability Management verantwortet die konzernweite Steuerung der kurz- und langfristigen Liquidität zur Sicherstellung der jederzeitigen Zahlungsfähigkeit und Optimierung der Refinanzierungskosten. Wesentliche Instrumente sind ein koordinierter Geld- und Kapitalmarktauftritt und die Festlegung der Liquiditätsprofile der Konzerneinheiten. Zu den weiteren Aufgaben von Group Asset Liability Management zählen unter anderem das Aktiv-Passiv-Management, das Bilanzstrukturmanagement sowie Maßnahmen zur Steuerung des regulatorischen Kapitals.

Die im Rahmen dieser Funktionen initiierten Maßnahmen unterstützen die Rating- und Rentabilitätsziele unserer Bank.

Risikocontrolling

Das zentrale Risikocontrolling stellt eine konzernweite Evidenz über die Risikosituation der HVB Group sowie eine einheitliche Risikobeurteilung und quantitative Bewertung von Risiken sicher.

Die Aufgaben und Kompetenzen umfassen vor allem die laufende, unabhängige Risikomessung und -überwachung, die Verantwortung für die jeweiligen Messmethoden inklusive (Weiter-)Entwicklung entsprechender Modelle sowie das Berichtswesen an den Vorstand. Des Weiteren ist das Risikocontrolling für die konzernweite Risikoaggregation und Risikokapitalallokation sowie die Umsetzung einheitlicher Risikocontrollingstandards und entsprechender gesetzlicher und aufsichtsrechtlicher Anforderungen zuständig.

Gegenüber den in den Auslandsniederlassungen tätigen dezentralen Risikocontrollern besteht ein fachliches Weisungsrecht.

Konzernrevision

Die Konzernrevision ist als ebenfalls unabhängiger organisatorischer Bereich direkt dem Chief Financial Officer (CFO) unterstellt und für den Konzernvorstand tätig. Sie erfüllt in erster Linie die Aufgaben der Internen Revision der HVB AG. Darüber hinaus ist sie in abgestufter Form auch für Konzerntöchter tätig.



Markt
Vertriebs-Organisation
in den Geschäftsfeldern
Marktfolge
Chief Risk Officer
Kreditrisiko-Organisation
Group Credit Risk Management
Sanierung und Workout
Risikocontrolling
Group Asset Liability Management

Die aufsichtsrechtlichen Mindestanforderungen an die Ausgestaltung der Internen Revision der Kreditinstitute (MaI) enthalten die grundsätzliche Verpflichtung zur Prüfung aller Betriebs- und Geschäftsabläufe innerhalb von drei Jahren – sofern sinnvoll/angemessen – und zur mindestens jährlichen Prüfung aller Betriebs- und Geschäftsabläufe, die einem besonderen Risiko unterliegen.

Risikoorientierte Prüfungsplanung

Die Prüfungsplanung erfolgt eigenverantwortlich und risikoorientiert. Jede Planungseinheit wird mit einem standardisierten Risikobeurteilungsverfahren eingewertet. Der damit ermittelte Risikowert dient als Grundlage für die Zuordnung des Prüfungsintervalls. Das bestehende Verfahren wurde weiterentwickelt und wird erstmalig für die Planung 2004 eingesetzt.

In einem Jahresbericht wird dem Gesamtvorstand ein Überblick über die Prüfungsergebnisse sowie über wesentliche Revisionsfeststellungen und deren Bearbeitungsstand gegeben.

In den regelmäßigen Sitzungen des Ausschusses für Geschäftsprüfung des Aufsichtsrats berichtet der Leiter des Konzernbereichs Revision über die aktuellen Entwicklungen und Ergebnisse der Revisionsarbeit.

Gesamtbanksteuerung

Kapitalmarktorientierte Konzernsteuerung

Im Fokus unserer kapitalmarktorientierten Steuerung steht die Investition und der wertorientierte Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Risiko-Rendite-Relationen. Im Rahmen unseres dualen Steuerungsprinzips wird den Geschäftsfeldern bzw. deren Ressorts sowohl regulatorisches Kapital im Sinne von gebundenem Kernkapital als auch ökonomisches Risikokapital zugeteilt. Beide Ressourcen sind mit Verzinsungsansprüchen belegt, welche von den Renditeerwartungen des Kapitalmarktes abgeleitet werden und von den jeweiligen Einheiten zu erwirtschaften sind.

Allokation der Kapitalressourcen

a) Gebundenes Kernkapital

Die regulatorische Kapitalbindung der einzelnen Geschäftsfelder und Ressorts wird auf Basis des von diesen Einheiten nach den Bestimmungen der Baseler Eigenmittelempfehlung gebundenen Kernkapitals ermittelt. Hierbei wird nicht die sich nach diesen Bestimmungen ergebende Mindestunterlegung von 4,0%, sondern unter Einrechnung eines Kernkapitalpuffers eine Quote von 7,0% herangezogen.



Ergebnisanspruch des Kapitalmarktes an HVB Group
Verzinsungsansprüche auf Kapitalressourcen
Gebundenes Kernkapital Trägt den bankaufsichtsrechtlichen Anforderungen Rechnung
Risikokapital Trägt dem ökonomischen Risiko Rechnung
Ressourcenoptimierung

Da wir für 2004 und die folgenden Jahre dauerhaft die Stabilisierung unserer Kernkapitalquote auf einem Niveau von mindestens 7,0% anstreben, ist diese Quote Grundlage für die Zuordnung des gebundenen Kernkapitals auf die einzelnen Geschäftsfelder.

Bei der Berechnung der regulatorischen Kapitalbindung für Marktrisiken berücksichtigen wir einen analogen Kernkapitalpuffer.

b) Risikokapital

In der HVB Group differenzieren wir nach folgenden Risikoarten:
- Adressrisiken,
- Liquiditätsrisiken,
- Marktrisiken,
- Operationelle Risiken,
- Geschäftsrisiken,
- Risiken aus bankeigenem Immobilienbesitz,
- Risiken aus Anteils-/Beteiligungsbesitz,
- Strategische Risiken.

Einheitliche Risikoquantifizierung

Wir messen alle Risikoarten mit Ausnahme der Liquiditätsrisiken und der strategischen Risiken nach einem Value-at-Risk-Ansatz, bei dem die potenziellen unerwarteten Verluste mit einem definierten Konfidenzniveau ermittelt werden.

Auf Basis dieser konsistenten Quantifizierung erfolgt die konzernweite Risikokapitalallokation, welche sich generell auf einen Zeitraum von einem Jahr erstreckt.

Methodische Weiterentwicklungen

Für diesen Zweck haben wir im Berichtsjahr vor dem Hintergrund der Beurteilung unserer angemessenen Kapitalausstattung das Konfidenzniveau erhöht. Dieses beträgt in Anlehnung an unser mittelfristig angestrebtes Zielrating nun 99,95% gegenüber bislang 99%. Der dadurch bedingte deutliche Anstieg der Risikokapitalwerte wurde großteils kompensiert durch den Einbezug

Risikokapital nach Portfolioeffekten*

Konfidenzniveau 99,95%

Aufteilung nach Risikoarten	2003	2003	2002	2002
	in Mio €	in %	in Mio €	in %
				HVB AG neu**
Marktrisiken	75	1,3	106	2,0
Adressrisiken	1709	29,1	1419	25,9
Geschäftsrisiken	413	7,0	402	7,3
Operationelle Risiken	654	11,1	598	10,9
Risiken aus bankeigenem Immobilienbesitz	—	—	—	—
Risiken aus Anteils-/Beteiligungsbesitz	3025	51,5	2953	53,9
Summe	**5876**	**100,0**	**5478**	**100,0**

Aufteilung nach Geschäftsfeldern	2003	2003	2002	2002
	in Mio €	in %	in Mio €	in %
				HVB AG neu**
Deutschland	1740	29,6	1348	24,6
Corporates & Markets	1085	18,5	1156	21,1
Workout Immobilien	5	0,1	21	0,4
Sonstige (nicht den Geschäftsfeldern zugeordnete Finanzanlagen)	3046	51,8	2953	53,9
Summe	**5876**	**100,0**	**5478**	**100,0**

* Die Berechnungsmethodik der Vorjahreswerte wurde aus Gründen der Vergleichbarkeit entsprechend angepasst.

** Zahlen unter Berücksichtigung der Abspaltung der Hypo Real Estate.

weiterer Risiko mindernder Portfolioeffekte (Diversifikationseffekte). Neben den bereits bisher berücksichtigten Portfolioeffekten zwischen den einzelnen Risikoarten beziehen wir nun auch Portfolioeffekte innerhalb einer Risikoart zwischen einzelnen Geschäfts-/Konzerneinheiten mit ein (im Vorjahr noch Addition der Einzelwerte jeder Einheit).

Das von den Geschäftsfeldern bzw. deren Ressorts jeweils künftig benötigte Risikokapital wird im Rahmen des jährlichen Planungsprozesses in engem Zusammenspiel zwischen dem Risikocontrolling und den Geschäftseinheiten ermittelt. Nach Entscheidung durch den Konzernvorstand werden die Kapitalgrößen in den Steuerungs- und Reportinginstrumenten der Bank verankert.

Die Liquiditätsrisiken und strategischen Risiken unterliegen ebenfalls einer laufenden Überwachung bzw. Überprüfung, jedoch keiner Steuerung über Risikokapital. Hier erfolgt das Management über andere Steuerungsinstrumente (siehe jeweilige Abschnitte zu diesen Risikoarten im Risikobericht).

Gesamtrisikokapital

Unser Gesamtrisikokapital beläuft sich nach den oben genannten methodischen Weiterentwicklungen unter Berücksichtigung aller Risiko mindernder Portfolioeffekte auf rund 5,9 Mrd €. Damit ergibt sich gegenüber dem methodisch vergleichbar berechneten Vorjahreswert ein leichter Anstieg von 0,4 Mrd €, welcher primär aus dem Adressrisiko resultiert. Die Ursache für das gestiegene Adressrisiko liegt nicht in einer erhöhten Risikonahme. Vielmehr wirkt sich hier neben veränderten Portfolioeffekten die im Berichtsjahr auch vor dem Hintergrund von Basel II angepasste Parametrisierung unseres Adressrisikomodells aus (siehe auch Risikobericht, Abschnitt »Überwachung und Steuerung der Adressrisiken«).

Diese neue Parametrisierung schlägt sich insbesondere im Geschäftsfeld Deutschland nieder.

Risikotragfähigkeit

Im Rahmen einer Risikotragfähigkeitsanalyse stellen wir regelmäßig unser Gesamtrisikokapital der zur Verfügung stehenden Risikodeckungsmasse gegenüber. Diese setzt sich prinzipiell zusammen aus bankaufsichtsrechtlichen Kapitalkomponenten, Kurswert- und Grundstücksreserven sowie einem nachhaltig erzielbaren Ergebnis. Für die Ermittlung der ökonomischen Risikodeckungsmasse werden die Kapitalkomponenten und Reserven jedoch umfassender als im Aufsichtsrecht angesetzt.

Die Risikodeckungsmasse beläuft sich zum Jahresende 2003 auf 18,7 Mrd € gegenüber einem vergleichbaren Vorjahreswert von 24,1 Mrd € (bereinigt um Effekte der Abspaltung der Hypo Real Estate Group), womit sich bei einem Risikokapital von rund 5,9 Mrd € eine Auslastung von etwa einem Drittel ergibt. Der Rückgang der Risikodeckungsmasse resultiert aus der Verminderung der Rücklagen (Deckung Jahresfehlbetrag) und der nachrangigen Verbindlichkeiten (Fälligkeiten).

Steuerung der gesetzlichen Eigenkapitalausstattung

Im Rahmen der Steuerung unseres aufsichtsrechtlichen Eigenkapitals orientieren wir uns an vier Kapitalquoten,

Kapitalquoten

für die wir intern Mindestwerte festgelegt haben:

- Kernkapitalquote (Verhältnis aus Kernkapital zu den Risikoaktiva),
- Kernkapitalerfüllungsquote (Verhältnis aus unserem tatsächlich vorhandenen zu dem aufsichtsrechtlich mindestens geforderten Kernkapital),
- Eigenkapitalquote (Verhältnis aus Eigenkapital zu den Risikoaktiva),
- Eigenmittelquote (Verhältnis aus Eigenmitteln zur Summe aus Risikoaktiva und den mit dem Faktor 12,5 gewichteten Marktrisikopositionen).

Die Abschmelzung und die Volatilität der Eigenmittelbestandteile (Rückzahlung von Ergänzungskapitalbestandteilen, börsenkursbedingte Änderung der Neubewertungsreserven, währungskursbedingte Einflüsse etc.) werden bei der Planung der vier genannten Quoten ebenso berücksichtigt wie die auf die Risikoaktiva und die Marktrisikopositionen bezogenen Schwankungen.

Prozess

Zur Bestimmung der angemessenen Eigenkapitalausstattung haben wir im Wesentlichen folgenden Prozess definiert:

- Basierend auf unserer Mehrjahresplanung führen wir monatlich eine rollierende 8-Quartale-Projektion zur permanenten Prognostizierung unserer Kapitalquoten gemäß der Baseler Eigenmittelempfehlung durch.
- Ein Vorstandsgremium (Group Asset & Liability Committee) wird monatlich über die Ist-Quoten und die wesentlichen Effekte auf diese Quoten informiert und entscheidet bei spürbaren Plan-Ist-Abweichungen über entsprechende Maßnahmen.

Überwachung und Steuerung der Risiken

a) Adressrisiken

Unter Adressrisiken verstehen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kunden entstehen können. Sie untergliedern sich in Kredit-, Kontrahenten-, Emittenten- und Länderrisiken.

Darstellung der Adressrisiken im Jahresabschluss

Als Kreditrisiken bezeichnen wir die möglichen Wertverluste im kommerziellen Kreditgeschäft. Für diese haben

Kreditrisiko

wir im Jahr 2003 eine Kreditrisikovorsorge in Höhe von insgesamt 1613 Mio € gebildet. Davon entfallen auf die Geschäftsfelder Deutschland 1248 Mio € und Corporates & Markets 306 Mio €.

Der Geschäftsbereich Workout Immobilien hat den Auftrag, sein gesamtes Portfolio schnellstmöglich und optimal abzubauen sowie durch ein spezielles Risikomanagement weitere Verluste zu vermeiden. Im Jahr 2003 haben wir einen Volumensabbau um 1,2 Mrd € von 4,2 Mrd € auf 3,0 Mrd € erreicht. Der gesamte Bestand an Wertberichtigungen auf die Engagements in diesem Geschäftsbereich beläuft sich auf 0,9 Mrd €. Das entspricht einer Wertberichtigungsquote von rund 28%.

Länderrisiko

Als Länderrisiko erfassen wir das Transfer- und Konvertierungsrisiko aus nicht einzelwertberichtigten Finanzkrediten (Laufzeit über ein Jahr) abzüglich werthaltiger Sicherheiten.

Die Länderrisiken haben sich im Jahr 2003 im Vergleich zum Vorjahr geringfügig um 1 Mio € erhöht. Das risikobehaftete Kreditvolumen verminderte sich im Berichtsjahr um 14 Mio € auf 54 Mio €.

Der Bestand an Länderwertberichtigungen beläuft sich auf 51 Mio €.

Risikovorsorge

Unser gesamter Risikovorsorgebestand inklusive Rückstellungen im Kreditgeschäft reduzierte sich im Jahr 2003 unter Berücksichtigung von Abbuchungen zu Lasten des Bestands in Höhe von 1,7 Mrd € insgesamt um 0,4 Mrd € auf 7,2 Mrd €. Wir haben damit sämtlichen erkennbaren Risiken in unserem Kreditgeschäft adäquat Rechnung getragen. Die Methoden zur Bewertung unserer Forderungen sind im Anhang dargestellt.

Kontrahentenrisiko

Als Kontrahentenrisiken bezeichnen wir mögliche Wertverluste, die durch den Ausfall oder durch Bonitätsverschlechterungen von Kontrahenten entstehen, mit denen wir zins-, fremdwährungs-, aktien-/indexbezogene oder sonstige Termin- bzw. Kreditderivategeschäfte getätigt haben, welche am Bilanzstichtag noch nicht abgewickelt waren. Diese Geschäfte wurden überwiegend zur Steuerung von Zins-, Wechselkurs- oder sonstigen Marktpreisschwankungen aus Handelsgeschäften abgeschlossen. Daneben dienten sie unter anderem zur Sicherung von bilanzwirksamen und/oder bilanzunwirksamen Positionen im Rahmen der Aktiv-Passiv-Steuerung bzw. im Falle der Kreditderivate zur Steuerung von Kreditrisiken.

Zum Jahresende 2003 betrug das Nominalvolumen der derivativen Geschäfte rund 1807 Mrd €.

Das nominelle Derivatevolumen setzt sich zusammen aus 1480,1 Mrd € (81,9%) zinsbezogenen Geschäften, 183,0 Mrd € (10,1%) währungsbezogenen Geschäften, 111,4 Mrd € (6,2%) aktien-/indexbezogenen Geschäften sowie 32,6 Mrd € (1,8%) Kreditderivaten.

Bezogen auf die Fristigkeit entfiel der größte Teil des Kontraktvolumens auf das kürzeste Restlaufzeitband (bis 1 Jahr). Die an Terminbörsen gehandelten Derivate haben am Gesamtvolumen einen Anteil von 7,6%. Diese relativ geringe Bedeutung erklärt sich unter anderem daraus, dass eine Risikoneutralisierung durch eine (Volumen reduzierende) Glattstellung der Kontrakte erreicht werden kann, während im OTC-Geschäft in der Regel der Aufbau einer (Volumen erhöhenden) Gegenposition vorgenommen wird.

Anhand des Nominalvolumens können noch keine Aussagen über den Risikogehalt unseres Derivategeschäfts getroffen werden. Als ein aussagefähiger Maßstab für die im Risiko stehenden Beträge werden die Bruttowiederbeschaffungswerte der OTC-Geschäfte herangezogen. Diese errechnen sich nach der Marktwertmethode als Summe aller positiven Marktwerte ohne Berücksichtigung von Risiko reduzierenden Netting-Vereinbarungen und ohne individuelle Bonitätsgewichtung. Das so definierte maximale Kontrahentenrisiko belief sich zum Jahresende 2003 mit 39,4 Mrd € auf 2,2% des ausstehenden Nominalvolumens. Dieser Wert ergibt sich allerdings aus einer Worst-Case-Betrachtung, da angenommen wird, dass alle Kontrahenten gleichzeitig ausfallen und keine Risiko reduzierenden Netting-Vereinbarungen abgeschlossen wurden. Unter Berücksichtigung des Risiko reduzierenden Effekts aus bestehenden Netting-Vereinbarungen vermindert sich das Kontrahentenrisiko zum Jahresende 2003 um 30,9 Mrd €. Darüber hinaus führt die Hereinnahme von Sicherheiten im OTC-Geschäft zu einer weiteren Senkung der Kontrahentenrisiken; per Jahresende 2003 belief sich dieser Effekt auf etwa 2,6 Mrd €. Nach Ansatz dieser entlastenden Effekte aus Netting bzw. erhaltenen Sicherheiten beläuft sich das verbleibende Kontrahentenrisiko auf 5,9 Mrd €.

Auf die nach aufsichtsrechtlicher Sichtweise bonitätsmäßig als erstklassig einzustufenden OECD-Zentralregierungen, -Banken und -Finanzinstitute entfallen 94,8% des Kontrahentenrisikos vor Netting (2002: 93,2%).

Kreditderivate

Der zunehmende Bedarf an Instrumenten zur Steuerung von Kreditrisiken führte zur Entwicklung von so genannten Kreditderivaten. Sie ermöglichen den Handel und die Absicherung von Kreditrisiken, ohne die ursprünglichen Kreditbeziehungen zu verändern. Diese Produktgruppe besteht aus den drei Grundtypen Credit Default Swaps, Total Return Swaps und Credit Linked Notes.

In Abweichung zur Vorjahres-Darstellung im Geschäftsbericht 2002 erfolgt der Ausweis des Kontrahentenrisikos (positive Marktwerte) nur für die Credit Default Swaps und Total Return Swaps. Credit Linked Notes weisen auf Grund ihres primären Wertpapiercharakters im Gegensatz zu reinen Derivaten Emittenten- statt Kontrahentenrisiken auf, insofern erfolgt für sie kein Kontrahentenrisiko-Ausweis.

Derivatevolumen

in Mio €	Nominalbetrag					Kontrahentenrisiko	
	Restlaufzeit			Summe	Summe		
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2003	2002	2003	2002
Zinsbezogene Geschäfte	**534 782**	**545 634**	**399 695**	**1 480 111**	**1 495 390**	**28 028**	**33 609**
OTC-Produkte							
FRAS	48 326	145	—	48 471	60 727	25	132
Zins-Swaps (gleiche Währung)	334 804	478 270	370 982	1 184 056	1 177 765	26 711	32 170
Zinsoptionen							
– Käufe	16 654	29 730	13 870	60 254	68 770	1 290	1 305
– Verkäufe	21 967	31 023	14 843	67 833	70 478	—	—
Sonstige Zinskontrakte	3 348	3	—	3 351	1 753	2	2
Börsengehandelte Produkte							
Zins-Futures	50 050	6 463	—	56 513	61 601	—	—
Zinsoptionen	59 633	—	—	59 633	54 296	—	—
Währungsbezogene Geschäfte	**137 227**	**35 792**	**9 986**	**183 005**	**207 141**	**6 763**	**5 524**
OTC-Produkte							
Devisentermingeschäfte	120 140	12 333	171	132 644	160 004	4 956	4 457
Cross-Currency-Swaps	5 804	22 232	9 657	37 693	34 046	1 474	877
Devisenoptionen							
– Käufe	5 840	501	79	6 420	7 067	333	190
– Verkäufe	5 443	726	79	6 248	6 024	—	—
Sonstige Devisenkontrakte	—	—	—	—	—	—	—
Börsengehandelte Produkte							
Devisen-Futures	—	—	—	—	—	—	—
Devisenoptionen	—	—	—	—	—	—	—
Aktien-/Indexbezogene Geschäfte	**31 006**	**70 961**	**9 451**	**111 418**	**58 046**	**4 429**	**4 318**
OTC-Produkte							
Aktien-/Index-Swaps	—	—	—	—	—	—	—
Aktien-/Indexoptionen							
– Käufe	6 600	31 075	5 437	43 112	18 270	4 420	4 042
– Verkäufe	11 507	28 107	2 481	42 095	20 521	—	—
Sonstige Aktien-/Indexkontrakte	2 777	864	548	4 189	6 805	9	276
Börsengehandelte Produkte							
Aktien-/Index-Futures	3 123	—	—	3 123	1 492	—	—
Aktien-/Indexoptionen	6 999	10 915	985	18 899	10 958	—	—
Kreditderivate[1]	**2 199**	**12 780**	**17 641**	**32 620**	**37 865**	**205**	**557**
Sonstige Geschäfte	**10**	**7**	**—**	**17**	**62**	**1**	**2**
Summe	**705 224**	**665 174**	**436 773**	**1 807 171**	**1 798 504**	**39 426**	**44 010**

[1] Detailinformationen siehe nachfolgende Tabelle »Kreditderivate«.

Kontrahenten-Art

	Kontrahentenrisiko			
	2003	2002	2003	2002
	in Mio €	in Mio €	Struktur in %	Struktur in %
OECD-Zentralregierungen (und Notenbanken)	230	298	0,6	0,7
OECD-Banken	34 282	38 218	87,0	87,9
OECD-Finanzinstitute	2 833	1 981	7,2	4,6
Nicht-OECD-Zentralregierungen (und Notenbanken)	6	28	0,0	0,1
Nicht-OECD-Banken	212	325	0,5	0,7
Nicht-OECD-Finanzinstitute	72	—	0,2	0,0
Sonstige Unternehmen und Privatpersonen	1 791	2 603	4,5	6,0
Summe	**39 426**	**43 453**	**100,0**	**100,0**

Kreditderivate

in Mio €	Kontraktvolumen					Kontrahentenrisiko	
	Restlaufzeit			Summe	Summe		
	bis zu 1 Jahr	1 bis 5 Jahre	über 5 Jahre	2003	2002	2003	2002
Anlagebestand	**196**	**1 174**	**12 892**	**14 262**	**18 471**	**16**	**62**
Sicherungsnehmer							
Credit Default Swaps	135	702	10 775	11 612	15 825	15	61
Total Return Swaps	—	—	2 000	2 000	2 000	—	1
Credit Linked Notes	10	27	117	154	414	—	—
Sonstige	—	—	—	—	—	—	—
Sicherungsgeber							
Credit Default Swaps	51	137	—	188	213	—	—
Total Return Swaps	—	302	—	302	—	1	—
Credit Linked Notes	—	6	—	6	19	—	—
Sonstige	—	—	—	—	—	—	—
Handelsbestand	**2 003**	**11 606**	**4 749**	**18 358**	**19 394**	**189**	**495**
Sicherungsnehmer							
Credit Default Swaps	848	6 171	2 865	9 884	8 762	33	321
Total Return Swaps	279	27	359	665	805	—	116
Credit Linked Notes	—	164	117	281	497	—	—
Sonstige	—	—	—	—	—	—	—
Sicherungsgeber							
Credit Default Swaps	683	5 112	1 393	7 188	7 668	155	50
Total Return Swaps	193	116	3	312	1 401	1	8
Credit Linked Notes	—	16	12	28	261	—	—
Sonstige	—	—	—	—	—	—	—
Summe	**2 199**	**12 780**	**17 641**	**32 620**	**37 865**	**205**	**557**

Referenzaktiva

in Mio €	*Kontraktvolumen*					
	Credit Default Swaps	Total Return Swaps	Credit Linked Notes	Sonstige	Summe 2003	Summe 2002
Öffentliche Anleihen	1219	24	27	—	1270	1231
Unternehmensanleihen	16287	1985	369	—	18641	20190
Aktien	—	—	—	—	—	191
Sonstige	11366	1270	73	—	12709	16253
Summe	**28872**	**3279**	**469**	**—**	**32620**	**37865**

Überwachung und Steuerung der Adressrisiken

Unsere Überwachung und Steuerung der Adressrisiken basiert auf einem integrierten Konzept von klar definierten und dokumentierten Grundsätzen, Gremien mit eindeutigen Befugnissen sowie kompatiblen Verfahren, Systemen und Prozessen.

Kreditgrundsätze

Die Regeln des Kreditgeschäfts unserer Bank orientieren sich an einem 4-stufigen Aufbau. Die Allgemeinen Kreditgrundsätze der HVB Group (Dachpolicy) legen die für den gesamten Konzern geltenden Normen der Kreditorganisation, die wesentlichen materiellen Kreditregeln sowie die Kernelemente des Kreditprozesses fest. Innerhalb dieser Rahmenbedingungen definieren die Leiter der regionalen Krediteinheiten die Allgemeinen Kreditgrundsätze für die Geschäftsfelder. Diese werden bei spezifischen Risiken oder Besonderheiten im Kreditprozess, in der Organisation oder in den rechtlichen Rahmenbedingungen durch spezielle Kreditgrundsätze ergänzt bzw. modifiziert. In Arbeitsanweisungen erfolgt die Präzisierung sowie Umsetzung dieser kreditpolitischen Vorgaben.

Strategisches Konzernkreditkomitee

Als zentrales Gremium für richtungsweisende Entscheidungen im Kreditgeschäft hat sich unser »Strategisches Konzernkreditkomitee« bewährt, welches im Jahr 2002 neu etabliert wurde. Neben dem Chief Risk Officer und dem Group Credit Risk Manager sind hier alle Geschäftsfelder sowie das Risikocontrolling repräsentiert. In diesem Gremium erfolgt die laufende detaillierte Analyse unseres Kreditportfolios, woraus sich entsprechende Konsequenzen für die Ausrichtung unserer Geschäftsaktivitäten ableiten. Daneben werden Methoden, Verfahren und Prozesse für das Risikomanagement unseres Kreditportfolios diskutiert und festgelegt, welche wiederum Eingang in unsere Kreditgrundsätze finden.

Mindestanforderungen an das Kreditgeschäft

Nachdem im Dezember 2002 von den Aufsichtsbehörden die Mindestanforderungen an das Kreditgeschäft (MaK) offiziell vorgestellt wurden, haben wir Anfang 2003 eine Schwachstellenanalyse durchgeführt, um etwaigen Handlungsbedarf zu identifizieren.

Im Ergebnis stellten wir fest, dass zahlreiche Standards der Mindestanforderungen (zum Beispiel Funktionstrennung zwischen Markt und Marktfolge, umfangreiches Risikocontrolling, getrennte Voten bei Kreditentscheidungen, Risikoklassifizierungsverfahren etc.) bereits in unseren existierenden Strukturen, Verfahren und Prozessen adäquat berücksichtigt und damit im Sinne der MaK erfüllt sind. Die Beseitigung der verbleibenden Schwachstellen erfolgt gemäß den etablierten Zuständigkeiten in dezentraler Verantwortung der Geschäfts- und Stabseinheiten. Hier konnten wir im Jahr 2003 gute Fortschritte erzielen.

Der vorgegebene Zeitplan der Aufsichtsbehörden fordert eine vollständige Erfüllung der qualitativen Mindestanforderungen bis Mitte 2004. Für DV-technische Anpassungen gilt ein verlängerter Umsetzungszeitraum bis Ende 2005. Auf Grund der guten Ausgangsbasis und frühzeitig eingeleiteter Aktivitäten erwarten wir eine termingerechte Umsetzung.

Umsetzung Basel II

Kernelement von Basel II ist eine stärkere Risikodifferenzierung der aufsichtsrechtlich erforderlichen Eigenmittelunterlegung für Kredite in Abhängigkeit der Bonität des jeweiligen Kunden. Damit führt Basel II zu einer Angleichung der aufsichtsrechtlichen an die ökonomische Sichtweise einer risikoadjustierten Steuerung, welche in unserer Bank mittels interner Instrumente zur Risikomessung und -steuerung bereits etabliert ist.

Wir steuern sämtliche Basel II-Aktivitäten über ein integriertes Projekt, welches in die Teilprojekte »Kreditrisiko«, »Operationelle Risiken« und »Marktrisiko (Zinsrisiken im Anlagebuch)« gegliedert ist. Auf die wesentlichen Aktivitäten der Teilprojekte im Berichtsjahr wird in den jeweiligen Abschnitten dieses Risikoberichts eingegangen.

Im Bereich des Kreditrisikos besteht unsere Zielsetzung darin, für alle materiellen Portfolios unserer Bank den anspruchsvollsten Ansatz, den so genannten »IRB-Advanced Approach«, umzusetzen (IRB steht für »Internal Ratings-Based«). Eine gute Basis hierfür stellen unsere bewährten internen Ratinginstrumente sowie die bereits etablierten Verfahren zur Parametrisierung unseres internen Adressrisikomodells dar (siehe auch Risikobericht, Abschnitt »Internes Adressrisikomodell«).

Im Berichtsjahr lagen die Arbeitsschwerpunkte auf der funktionalen Erweiterung unserer produktiven Rating- und Sicherheitensysteme sowie in der fachlichen Konzeption und technischen Umsetzung unserer zentralen Basel II-Systemarchitektur. In diesem Rahmen wurde als Fundament des Zielsystems sowohl die erste Ausbaustufe einer konzernweiten Datenbasis als auch ein hiermit eng integrierter Risikoaktiva-Rechenkern geschaffen. Erste aufsichtsrechtliche Meldungen werden bereits heute auf Basis der neuen Systemarchitektur erstellt.

Bonitätsanalyse

Sowohl für die Eigenmittelunterlegung nach Basel II (gemäß IRB-Approach) als auch für unser internes Adressrisikomodell ist die zuverlässige Bestimmung der Ausfallwahrscheinlichkeit unserer Kunden von zentraler Bedeutung. Daher gilt seit Jahren unser besonderes Augenmerk der Weiterentwicklung und Verfeinerung unserer internen Bonitätsanalyseinstrumente (Rating- und Scoringverfahren).

Im Inhalt und Aufbau unterscheiden sich diese Instrumente in Abhängigkeit von der Höhe und Komplexität der jeweiligen Kreditengagements. Zusätzlich verfügen wir über eine Reihe von individuell auf spezielle Branchen oder Finanzierungsformen zugeschnittene Bonitätsanalyseinstrumente, wie zum Beispiel für Bauträger, Projektfinanzierungen usw. Ergebnis der Bonitätsanalyse ist die individuelle Zuordnung jedes Kunden zu einer Bonitätsklasse, die jeweils einer empirisch gemessenen Ausfallwahrscheinlichkeit entspricht. Mit Hilfe dieser Ausfallwahrscheinlichkeit können wir die intern vergebenen Bonitätsklassen auch den externen Klassen von Ratingagenturen zuordnen.

Im Berichtsjahr erfolgte eine Überprüfung der Basel II-Konformität und Analyse-Eigenschaften unserer Rating- und Scoringverfahren. Zudem wurde die systemtechnische Plattform der Bonitätsanalyseinstrumente flexibler gestaltet.

Internes Adressrisikomodell

Für die Überwachung und Steuerung von Adressrisiken nutzen wir ein internes Adressrisikomodell, mit dem wir die Kredit- und Kontrahentenrisiken der AG weltweit messen und bewerten. Es handelt sich hierbei um ein eigenentwickeltes Modell, das uns den Vorteil bietet, in Methodik und Parametrisierung individuell auf unser Portfolio zugeschnitten zu sein und gleichzeitig jederzeit entsprechend dem Erkenntnisfortschritt von uns weiterentwickelt werden zu können.

Erwarteter Verlust

Wir unterscheiden bei der Adressrisikomessung zwischen erwartetem Verlust und Credit-Value-at-Risk (bzw. unerwartetem Verlust). Der erwartete Verlust quantifiziert die Höhe der durchschnittlich in den nächsten zwölf Monaten aus dem aktuellen Portfolio zu erwartenden Verluste aus Adressrisiken. Diese gehen in Form von Standardrisikokosten in die Preiskalkulation unserer Produkte ein.

Verteilung des Kredit- und Kontrahentenrisikos nach Geschäftsfeldern*

Geschäftsfeld	Erwarteter Verlust		Value-at-Risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		HVB AG neu**		HVB AG neu**
Deutschland	61,4	58,1	57,5	42,8
Corporates & Markets	37,2	40,6	38,6	55,8
Workout Immobilien	0,3	0,8	0,2	0,4
Sonstige	1,1	0,5	3,7	1,0
Summe	**100,0**	**100,0**	**100,0**	**100,0**

* Darstellung der HVB AG gemäß der Geschäftsfeldstruktur ab 2003.

** Zahlen unter Berücksichtigung der Abspaltung der Hypo Real Estate.

Credit-Value-at-Risk

Der Credit-Value-at-Risk (unerwarteter Verlust) trifft eine Aussage über die höchste negative Abweichung des tatsächlichen vom erwarteten Verlust, die innerhalb der nächsten zwölf Monate mit einer Wahrscheinlichkeit von 99,95% nicht überschritten wird. Dieses Verlustpotenzial wird mit Risikokapital als Sicherheitspuffer unterlegt.

Unsere Tabellen zeigen die Verteilung von erwarteten Verlusten und Credit-Value-at-Risk nach Geschäftsfeldern, Bonitätsklassen und Branchengruppen.

Risikoentwicklung im Jahresvergleich

Im Geschäftsjahr 2003 ist im Vergleich zum Vorjahr bei nur geringfügigen Veränderungen der Anteile der Geschäftsfelder am erwarteten Verlust eine Verschiebung der Anteile am VaR zu erkennen. Diese Veränderungen sind im Wesentlichen auf Anpassungen der Parameter in der Adressrisikomessung auf Grund der unterschiedlichen Auswirkung der konjunkturellen Situation in einzelnen Assetklassen zurückzuführen. Hinzu kommt ein Rückgang des Adressrisiko-relevanten Kreditvolumens im Geschäftsfeld Corporates & Markets.

Die weitergeführten Maßnahmen zur Portfoliobereinigung führten auch im Berichtsjahr zu einer Reduzierung des Risikos im Bereich Workout Immobilien.

In der Verteilung des Adressrisikos nach Bonitätsklassen ist ein Anstieg der Anteile in der Bonitätsklasse 8 zu verzeichnen, der nicht auf einen Zuwachs des Kreditvolumens, sondern auf höhere Ausfallwahrscheinlichkeiten in schlechten Bonitätsklassen zurückzuführen ist. Zudem ist eine Abnahme der Anteile in der Bonitätsklasse 4 auf Grund eines Rückgangs des Kreditvolumens festzustellen.

Die Portfoliostruktur nach Branchengruppen zeigt einen Anstieg der Risikoanteile in den Branchengruppen Versorgung und Wohnungsbaugesellschaften. Dies ist bei konstantem Exposure auf eine konservativere Bonitätseinschätzung von Kunden zurückzuführen. Der Anstieg des Anteils am Value-at-Risk für das Segment der Privatkunden ist wesentlich durch die im Berichtsjahr schwierigen wirtschaftlichen Rahmenbedingungen in Deutschland geprägt. In allen übrigen Branchengruppen ist eine stabile Entwicklung zu verzeichnen.

Verteilung des Kredit- und Kontrahentenrisikos nach Bonitätsklassen

Bonitätsklasse	Erwarteter Verlust		Value-at-Risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		HVB AG neu*		HVB AG neu*
Bonitätsklasse 1	0,2	0,3	0,6	1,2
Bonitätsklasse 2	1,0	1,0	4,2	2,6
Bonitätsklasse 3	2,4	3,2	8,1	8,3
Bonitätsklasse 4	11,2	17,0	17,3	22,1
Bonitätsklasse 5	13,8	14,4	22,2	17,6
Bonitätsklasse 6	16,7	17,6	18,6	16,6
Bonitätsklasse 7	17,0	19,6	11,2	18,3
Bonitätsklasse 8	37,7	26,9	17,8	13,3
Summe	**100,0**	**100,0**	**100,0**	**100,0**

* Zahlen unter Berücksichtigung der Abspaltung der Hypo Real Estate.

Verteilung des Kredit- und Kontrahentenrisikos nach Branchengruppen

Branche	Erwarteter Verlust		Value-at-Risk	
	2003	2002	2003	2002
	in %	in %	in %	in %
		HVB AG neu*		HVB AG neu*
Privatkunden	21,8	25,6	12,6	8,2
Versorgung	16,7	9,2	10,9	8,8
Wohnungsbaugesellschaften, Immobilien-Investoren, -Fondsgesellschaften	13,1	8,3	15,6	8,8
Bauträger, Developer, Hauptgewerbe	6,4	8,1	9,4	10,8
Dienstleistungen	6,2	5,9	9,2	6,4
Kommunikation	4,5	4,5	3,5	3,6
Nahrung	3,5	2,3	2,6	2,6
Konsum, Textil	3,4	3,3	2,7	3,4
Sonstige Finanzdienstleister	2,9	5,5	5,5	11,2
Gewerbetreibende	2,4	4,4	2,8	4,6
Gesundheit	2,2	2,4	2,5	2,5
Maschinenbau	2,1	3,3	3,0	6,8
Fahrzeuge	2,0	2,0	3,1	2,8
Stahl	2,0	1,3	1,7	2,0
Verlage, Medien, Druck	1,5	0,8	2,5	0,8
Öffentliche Haushalte, Organisationen ohne Erwerbszweck	1,3	0,7	1,2	0,9
Chemie	1,2	1,2	1,2	1,4
Verkehr, Logistik	1,0	1,2	1,1	1,5
Mineralöl	0,9	1,5	1,0	1,8
Elektro	0,8	0,7	0,9	1,1
Mobilienleasing	0,8	2,4	0,9	3,0
Banken	0,8	0,9	3,3	1,7
Software	0,6	0,5	0,3	0,6
Versicherungen	0,5	0,3	0,4	0,3
Papier	0,5	0,7	0,8	1,0
Luft- und Raumfahrt	0,4	2,5	0,5	2,7
Recycling, Entsorgung	0,2	0,2	0,2	0,2
Immobilien-Leasinggesellschaften	0,2	0,2	0,5	0,4
Hardware	0,1	0,1	0,1	0,1
Summe	**100,0**	**100,0**	**100,0**	**100,0**

* Zahlen unter Berücksichtigung der Abspaltung der Hypo Real Estate.

Länderrisiken

Die HVB-Definition des Länderrisikos beinhaltet sämtliche grenzüberschreitenden Transaktionen in Fremdwährung. Hierbei gehen die Positionen aus Kredit- und Handelsgeschäften einschließlich konzerninterner Geschäfte sowie das Emittentenrisiko handelbarer, festverzinslicher Wertpapiere ein. Zudem wird das so genannte »Sovereign Risk« (das heißt das Ausfallrisiko eines Staates oder staatlicher Organe) berücksichtigt.

Die Länderrisikomessung unserer Bank wird im Wesentlichen durch die kurz- und mittelfristigen Länderratings bestimmt. Die Bonitätseinstufungen von Ländern bestehen aus zwei Komponenten: Mit empirisch kalibrierten statistischen Modellen lassen sich auf Basis von makroökonomischen Faktoren Ausfallwahrscheinlichkeiten und Verlustquoten bestimmen. Zudem ist die Beurteilung der politischen und sonstigen Soft Facts ein bestimmender Einflussfaktor für das finale Rating von Staaten, das in unserer Bank durch den volkswirtschaftlichen Research-Bereich vergeben wird.

Neben der Ausfallwahrscheinlichkeit und der Verlustquote wird auch die Strukturierung der Geschäfte in der Länderrisikomessung berücksichtigt.

Auf Basis dieser Informationen wird in einem Portfoliomodell monatlich der Value-at-Risk aus Länderrisiken (Konfidenzniveau 99,95%) ermittelt. Auf Grund der geringen Anzahl von Ländern sind Länderportfolios naturgemäß eher gering diversifiziert. Insofern ist eine korrekte Abbildung der Portfolio- und Diversifizierungseffekte zwischen Ländern, Regionen und Kreditrisiken ein wesentlicher Baustein unseres Portfoliomodells.

Unter methodischen Gesichtspunkten sind unsere interne Steuerung der Länderrisiken und die derzeit bekannten Eigenkapitalanforderungen nach Basel II durchaus vergleichbar. Insofern erreichen wir schon heute wichtige Steuerungseffekte, die im Zuge der Basel II-Anforderungen zu erwarten sind.

Auf Basis der aufgezeigten Methodik der Länderrisikomessung erfolgt auch die Risikolimitierung (Value-at-Risk-Limite) nach Regionen. So werden Geschäfte mit einem hohen Länderrisiko stärker auf das Regionen-Risikolimit angerechnet. Hiermit wird eine Begrenzung der Länderrisiken, eine risikoorientierte Portfoliosteuerung und ein flexibles, an den Geschäftspotenzialen ausgerichtetes Exposuremanagement angestrebt. Im Länderrisikomanagement gibt es zusätzlich Volumenslimite pro Land (unterteilt nach Produktrisikogruppen).

Limitsysteme

Zentraler Bestandteil unseres Risikocontrollings und -managements ist der Einsatz von Limitsystemen, die ein ungewolltes bzw. unkontrolliertes Anwachsen unserer Risikopositionen verhindern. Während im Falle der Kreditrisiken die Limitüberwachung in den dezentralen Krediteinheiten erfolgt, wird sie für Kontrahenten-, Emittenten- und Länderrisiken zentral im Risikocontrolling durchgeführt.

Zur Überwachung des Kontrahenten- und Emittentenrisikos setzen wir weltweite Limitsysteme ein, welche in allen wesentlichen Lokationen, die Handelsgeschäft betreiben, online zur Verfügung stehen. Auf diese Weise wird jedem Händler eine aktuelle Limitprüfung und dem Risikocontroller eine unmittelbare Limitüberwachung pro Kontrahent bzw. Emittent ermöglicht. Jedes abgeschlossene Handelsgeschäft wird unverzüglich erfasst und auf das jeweilige Limit angerechnet.

Das Limitsystem umfasst dabei im Falle der Kontrahentenrisiken sowohl die Überwachung der so genannten Wiedereindeckungsrisiken (Pre-Settlement Risk) als auch die Überwachung der Erfüllungsrisiken (Settlement Risk). Für die Bank besteht immer dann ein Erfüllungsrisiko, wenn wir im Austausch von Zahlungen im Rahmen der Abwicklung des Geschäfts in Vorleistung treten ohne zum Zeitpunkt unserer Zahlung sicher zu wissen, dass die Gegenzahlung des Kontrahenten erfolgen wird. Dieses Risiko wird bereits bei Geschäftsabschluss für den zukünftigen Valutatag limitiert und überwacht, so dass ex ante eine Konzentration der Zahlungsbeträge auf nur einen Valutatag verhindert wird.

Im Falle der Wiedereindeckungsrisiken wird der Anrechnungsbetrag auch als »Exposure« oder »Kreditäquivalent« bezeichnet. Hierbei wird der aktuelle Marktwert eines Geschäfts um das so genannte »Add on« – einem Zuschlag für potenzielle Marktwertschwankungen über die Laufzeit des Geschäfts – erhöht. Das so ermittelte Exposure pro Kontrahent berücksichtigt sowohl Risiko reduzierende Netting-Vereinbarungen als auch Sicherheitenverträge, die den Kontrahenten verpflichten, auf täglicher Basis in Höhe des aktuellen Marktwertes der laufenden Geschäfte Sicherheiten zu stellen.

Portfoliosteuerung

Das für die konzernweite Kreditportfoliosteuerung verantwortliche Group Credit Portfolio Management hat in Zusammenarbeit mit den entsprechenden Einheiten der Geschäftsfelder die Aufgabe, das Risiko-Ertrags-Profil des Gesamtbankportfolios zu steigern und so einen wesentlichen Beitrag zur Erreichung unserer angestrebten Eigenkapitalrendite zu leisten. Auf Grund seiner zentralen Funktion kann es die Zusammensetzung der verschiedenen Teilportfolios in Bezug auf das Gesamtkreditportfolio optimieren, die sich auf Teilmärkten ergebenden Marktchancen ausnutzen und auf Gesamtbankebene erkennbaren Konzentrationsrisiken wirksam entgegensteuern.

Daher fiel diesem Bereich bei der im Berichtsjahr von unserer Bank angestrebten Reduzierung von Risikoaktiva und Konzentrationsrisiken eine zentrale Rolle zu. Kreditportfolios oder größere Einzelkredite wurden beispielsweise via Syndizierung, Unterbeteiligung oder Hedge-Konstruktionen (etwa mittels Kreditderivaten) an interessierte Investoren verkauft. Das wichtigste Instrument stellte jedoch die Verbriefung von Kreditforderungen dar.

Konzentrationsrisiken

Einen weiteren Schwerpunkt des Risikomanagements bildete die konsequente Limitierung und Steuerung von Risikokonzentrationen bei einzelnen Kreditnehmern bzw. Kreditnehmereinheiten durch die Einführung eines ratingabhängigen Limitsystems. So konnte mittels Syndizierungen, Hedgekonstruktionen oder Rückführung von Exposures in Abstimmung mit dem Kunden eine signifikante Reduzierung von Konzentrationsrisiken erreicht werden.

Risiko- und marktgerechtes Pricing

Zur Optimierung des Kreditportfolios und der damit einhergehenden Verbesserung der Profitabilität des Kreditgeschäfts setzt unsere Bank eine klar am Chancen-Risiko-Verhältnis ausgerichtete Pricingmethodik ein. Diese berücksichtigt in der Kreditmarge nicht nur das interne Rating des Kunden sowie alle relevanten Kosten und Risiken, sondern auch die regulatorische und ökonomische Kapitalbindung. Um Konsistenz mit den Kapitalmärkten zu gewährleisten, findet ein regelmäßiger Abgleich von Marktpreisen mit unseren Kreditmargen statt. Dieser differenzierte Pricingansatz ist flächendeckend implementiert und Bestandteil des Kreditgenehmigungsprozesses.

Ausblick 2004

Im Jahr 2004 werden wir unsere intensiven Projektaktivitäten zur Umsetzung des neuen Baseler Akkords fortsetzen. Im Fokus stehen hierbei die Weiterentwicklung einer integrierten Basel II-Datenbasis für Meldewesen und Adressrisikocontrolling sowie die Adjustierung unseres Rechenkerns entsprechend den Ergebnissen der Konsultationsphase. Darüber hinaus gilt es sicherzustellen, dass in unserer Bank sämtliche Mindestanforderungen an das Kreditgeschäft (MaK) rechtzeitig und vollständig erfüllt sind.

Im Rahmen unseres Kreditportfoliomanagements wollen wir die Handelbarkeit unseres Kreditportfolios weiterhin durch verstärkte aktive Nutzung der Kapitalmärkte erhöhen. Der Abgleich unserer Kreditmargen mit vergleichbaren Kapitalmarktpreisen ist ein wesentlicher Entscheidungsfaktor im Portfoliomanagement und Kreditgeschäft. Die konsequente Limitierung und Steuerung von Konzentrationsrisiken steht auch weiterhin im Fokus des Risikomanagements.

b) Liquiditätsrisiken

Das Liquiditäts- und Fundingmanagement war im Berichtsjahr geprägt durch die Maßnahmen unseres Transformationsprogramms. Bedingt durch die Reduzierung der Bilanzaktiva hat sich der Refinanzierungsbedarf am Geld- und Kapitalmarkt im Verlauf des Jahres sukzessive verringert. Damit konnten wir trotz eines im ersten Halbjahr schwierigen Marktumfelds unsere Fundingziele 2003 sogar übererfüllen und die Refinanzierungsstruktur der Bank stabil halten.

Konzernweite Liquiditätssteuerung

Unsere konzernweite Liquiditätssteuerung umfasst mehrere Komponenten anhand derer wir offene Liquiditätsrisiken frühzeitig identifizieren, Liquiditätsinkongruenzen durch Limite und Fundingziele begrenzen sowie angemessene Liquiditätsreserven für definierte Stress-Situationen bestimmen und entsprechend vorhalten.

Die Grundsätze und Regeln der Liquiditätssteuerung sind in einer vom Konzernvorstand verabschiedeten Group-Liquidity-Policy festgelegt und werden vom Group Asset Liability Management umgesetzt. Der Konzernvorstand und unser Group Asset Liability Committee werden regelmäßig über die aktuelle Liquiditäts- und Refinanzierungssituation informiert.

Kurzfristiges Liquiditätsrisiko

Die Beurteilung und Begrenzung der kurzfristigen Liquiditätsrisiken basiert auf täglichen Liquiditätsreports, die

Liquiditätslimite

die relevanten Cashflows sowie die freien und jederzeit liquidierbaren Wertpapierbestände der wichtigsten Einheiten aufzeigen. Auf der Grundlage dieser beiden Komponenten werden kumulative Limite beginnend mit dem folgenden Bankarbeitstag bis zu einem Monat festgelegt, deren Einhaltung wir täglich überwachen. Im Rahmen dieses mit konservativen Annahmen unterlegten Limitsystems haben wir zum Jahresende 2003 für den folgenden Bankarbeitstag einen positiven Gesamtsaldo von 5,6 Mrd € ausgewiesen.

Der Bestand an frei verfügbaren zentralbankfähigen Wertpapieren, die kurzfristig zum Ausgleich unerwarteter Liquiditätsabflüsse zum Beispiel aus erhöhten Inanspruchnahmen von zugesagten Kredit- und Liquiditätslinien eingesetzt werden können, belief sich zum Jahresende auf 7,1 Mrd €.

Liquiditätsstruktur

Neben unserem internen Liquiditätsrisiko-Steuerungssystem unterliegen wir den aufsichtsrechtlichen Vorschriften des Liquiditätsgrundsatzes II. Die relevante Kennzahl der HVB AG hat sich im Jahresvergleich von 1,09 per 31. Dezember 2002 auf 1,22 per 31. Dezember 2003 verbessert. Dieses entspricht, verglichen mit der vorgeschriebenen Mindestgröße von 1, einem Überschuss der Zahlungsmittel gegenüber den Zahlungsverpflichtungen des Folgemonats von 16,3 Mrd €.

Refinanzierungsrisiko

Auf Grund unserer breiten Refinanzierungsbasis und Platzierungskraft am Kapitalmarkt können wir eine angemessene Refinanzierung des Aktivgeschäfts hinsichtlich Fristigkeit und Konditionen auch in schwierigen Marktphasen sicherstellen. Unsere Pfandbriefe mit ihrer besonderen Bonität und Liquidität stellen dabei unverändert das wichtigste Instrument dar.

Breite Refinanzierungsbasis

Der langfristige Refinanzierungsbedarf wird in einem abgestimmten Prozess auf Basis der erwarteten Geschäftsentwicklung ermittelt und regelmäßig aktualisiert. Die daraus abgeleiteten jährlichen Fundingziele berücksichtigen die Sicherstellung einer ausgewogenen Fristigkeits-Struktur der Aktiva und Passiva in definierten Laufzeitbändern. Die Zielvorgaben werden in unserem Group Funding Management kostenoptimiert umgesetzt. Eine monatliche Plan-Ist-Analyse gewährleistet einen aktuellen Überblick über die Fundingsituation.

Langfristige Fundingmittel

Der Bedarf an langfristigen Fundingmitteln der Bank konnte in 2003 im Vergleich zum Vorjahr um etwa 3 Mrd € reduziert werden. Diese Entwicklung wollen wir unter anderem durch den weiteren Ausbau unserer stabilen Kundeneinlagen sowie den Einsatz von Securitization-Maßnahmen fortsetzen. Die unbesicherte Mittelaufnahme über Commercial Paper-Programme und Certificates of Deposits hat sich in 2003 um etwa 8,8 Mrd € verringert, wodurch sich die Diversifikation und Stabilität unserer Refinanzierungsbasis verbessert.

Marktliquiditätsrisiko

Marktliquiditätsrisiken werden durch die strikte Begrenzung der zulässigen Märkte für die einzelnen Handelsportfolios gesteuert. Im Rahmen unserer Stresstests ermitteln wir für ausgewählte Szenarien deren Risikopotenzial.

c) Marktrisiken

Unter Marktrisiko verstehen wir den potenziellen Verlust, der durch die Veränderung von Preisen an Finanzmärkten für unsere Positionen entstehen kann. Dieser umfasst Zins-, Devisen-, Aktien- und Credit Spread-Risiken.

Wir errechnen unsere Marktrisiken sowohl für das Handelsbuch als auch für das Bankbuch. Die Steuerung der täglichen Cashflows aus dem Bank- und Hypothekenbankgeschäft erfolgt im Group Treasury Management.

Quantifizierung

Zum Zweck der täglichen Risikomessung und -steuerung quantifizieren wir den Value-at-Risk mit einem Konfidenzniveau von 99% und einer Haltedauer von 1 Tag. Für die Ermittlung und Allokation des Risikokapitalbedarfs für Marktrisiken wird dieser Value-at-Risk analog der anderen Risikoarten auf ein Konfidenzniveau von 99,95% und eine Haltedauer von 1 Jahr unter Berücksichtigung von Portfolioeffekten skaliert.

Zur Ermittlung des Value-at-Risk verwenden wir ein Internes Modell auf der Basis eines Monte-Carlo-Simulationsansatzes. Das bisher in München und London zur Ermittlung des Zinsänderungsrisikos eingesetzte Modell wurde in 2003 um die Messung des Credit Spread-Risikos sowie um die Filialen in New York und Asien erweitert. Die Erweiterungen wurden von der Bundesanstalt für Finanzdienstleistungsaufsicht (BAFin) zum Jahresende abgenommen.

Mit der Erweiterung des Internen Modells haben wir eine deutliche Verminderung des Eigenmittelbedarfs für Marktrisiken gegenüber dem bisher eingesetzten Standardverfahren erreicht. Im Vergleich zum 31. Dezember 2002 sank der Eigenmittelbedarf gemäß BIZ von 1583 Mio € auf 1064 Mio € zum 31. Dezember 2003.

Als weiteren Risikoansatz verwenden wir für die Devisen- und Aktienrisiken sowie für Teile der Zinsrisiken des Bankbuchs einen statistischen Ansatz mit verschiedenen konservativen Annahmen (unter anderem separate Betrachtung von Währungen, Vernachlässigung von Risiko mindernden Korrelationseffekten).

Auf aggregierter Basis ergaben sich im Jahresverlauf für unsere Handelsbestände die in der Tabelle aufgezeigten Marktrisiken. Auf Grund der verbesserten Risikomessung durch den erweiterten Einsatz des Internen Modells kommt es im 4. Quartal zu einer deutlichen Reduktion des Value-at-Risk aus zinsbezogenen Geschäften. Unter dieser Risikokategorie sind auch die Credit Spread-Risiken ausgewiesen.

Die Value-at-Risk-Werte, die nicht über das Interne Modell ermittelt werden, stellen auf Grund der konservativen Annahmen, die ihrer Berechnung zugrunde liegen, eine entsprechend vorsichtige Abschätzung unseres Marktrisikos dar. Mit dem weiteren Ausbau des Internen Modells werden sich daher unsere Value-at-Risk-Werte künftig nochmals reduzieren.

Im Bankbuch ergaben sich zum Jahresende Marktrisiken in Höhe von 32 Mio € (Ultimo 2002: 29 Mio €, 1-tägige Haltedauer), davon 16 Mio € aus aktivischen und passivischen Festzinszusagen.

Die Angemessenheit der Risikomessmethodik wird durch ein regelmäßiges Backtesting überprüft, das die errechneten Value-at-Risk-Werte mit den aus den Positionen errechneten Marktwertänderungen vergleicht.

Außerdem führen wir laufend Stresstests durch, die das Verlustpotenzial unserer Marktrisikopositionen auf Grund außerordentlicher Ereignisse und Worst-Case-Szenarien zeigen. Die Spanne der untersuchten Szenarien reicht von einfachen Zinsschocks bis zum Ausfall großer Marktteilnehmer oder einem Totalzusammenbruch aller Korrelationen.

Limitüberwachung

Die Steuerung der Risikopositionen im Bank- und Handelsbuch erfolgt über ein einheitliches, hierarchisches Limitsystem, das das Verlustpotenzial aus Marktrisiken begrenzt. Die Risikolimite werden jährlich vom Gesamtvorstand genehmigt und dürfen nicht überschritten werden.

Limitüberschreitungen in Teilportfolios werden unmittelbar eskaliert und die zeitnahe Rückführung überwacht. Das Marktrisikocontrolling hat unmittelbaren Zugang zu den im Handel eingesetzten Front-Office-Systemen und überwacht damit auch Intraday die Risikosituation und Limiteinhaltung.

Ergänzend zum Value-at-Risk werden die Stressrisiken über ein Ampelkonzept überwacht. Bei »Rot« werden die Konsequenzen aus den Stressszenarien zwischen Risikomanagement und Risikocontrolling erörtert und gegebenenfalls entsprechende Managementmaßnahmen eingeleitet.

Ausblick 2004

Im Jahr 2004 liegt der Schwerpunkt unserer Aktivitäten im weiteren Ausbau des Internen Modells zum Full Use. Dazu wird das Interne Modell im nächsten Schritt um die Messung der Risiken aus Aktien und Devisen erweitert.

Im Rahmen der Umsetzung der Anforderungen, die Basel II an das Management und Controlling der Zinsänderungsrisiken im Bankbuch stellt, werden wir auch diese Positionen in die Prozesse und Methoden des Internen Modells integrieren.

Marktrisiko der Handelsaktivitäten

Value-at-Risk, 99% Konfidenzniveau, 1 Tag Haltedauer

in Mio €	Durchschnitt 2003*	31.12.2003	30.9.2003	30.6.2003	31.3.2003	31.12.2002
Zinsbezogene Geschäfte	44	9	42	53	72	55
Währungsbezogene Geschäfte	13	15	11	14	12	10
Aktien-/Indexbezogene Geschäfte	45	59	48	45	29	24
Summe	**102**	**83**	**101**	**112**	**113**	**89**

*Arithmetisches Mittel.

d) Operationelle Risiken

Operationelles Risiko ist die Möglichkeit von Verlusten durch fehlerhafte interne Prozesse, menschliche Fehler, Technologieversagen oder externe Ereignisse.

Im Fokus 2003

Im Geschäftsjahr 2003 konzentrierten wir uns – neben den nachfolgend genannten Maßnahmen zum Management der Risiken und zur Vermeidung daraus resultierender Verluste – auf die übergreifenden Projekte zur Vorbereitung der gemäß Basel II voraussichtlich ab 2007 geforderten Eigenkapitalunterlegungspflicht für operationelle Risiken und der gleichzeitigen Umsetzung in EU- und nationales Recht. Besonders hervorzuheben sind hierbei:

- die Einführung einer web-basierten Operational Risk – Loss Database (»OpRisk[LDB]«) zur Gewährleistung der vollständigen Verlustdatensammlung,
- die weitgehend automatisierte Transformation unserer Verlustdaten und Ertragsstruktur auf die »Business Lines« gemäß der Baseler Vorgaben,
- die Adjustierung der Prozesse zum Management operationeller Risiken auf die Anforderungen von Basel, insbesondere die »Sound Practices for the Management and Supervision of Operational Risk«,
- die Weiterentwicklung der bisher eingesetzten Control-Self-Assessments hin zu kombinierten Risk- und Control-Assessments.

Bezüglich der aufsichtsrechtlichen Ermittlung der notwendigen Eigenmittelunterlegung in unserer Bank werden wir zumindest den »Standardised Approach« mit allen diesbezüglichen Anforderungen umsetzen. Gleichzeitig wollen wir die Basis schaffen für den möglichen Ausbau unseres Verlustverteilungsansatzes (»Loss Distribution Approach«) zum regulatorisch anerkannten »Advanced Measurement Approach«.

Wir sind überzeugt, mit den laufenden Projekten Basel II und die EU-Richtlinien termingerecht umsetzen zu können. Darüber hinaus sind bereits jetzt erhebliche Zuwächse an Informationsqualität und Risikobewusstsein zu verzeichnen.

Verlustdatensammlung

Mit Hilfe eines mehrstufigen Prozessablaufs und einheitlicher Standards bei der online-Erfassung in der OpRisk[LDB] ist die von Basel geforderte dreijährige Historie der Sammlung von Verlustereignissen vollständig sichergestellt. Die verschiedenen Rollen mit definierten Rechten und Pflichten sichern auch unsere internen Qualitätsansprüche.

Messmethodik

Zur Quantifizierung des Operational-Value-at-Risk setzen wir den »Loss Distribution Approach« ein. Dieser Ansatz wird in Basel II explizit als quantitatives Element des »Advanced Measurement Approach« genannt. Unser Quantifizierungsmodell verwendet interne und externe Daten, um die Verlustverteilungen zu bestimmen. Mittels Monte-Carlo-Simulation werden unter Berücksichtigung Risiko mindernder Maßnahmen wie Versicherungsprogramm und verbesserte Kontrollqualität die Value-at-Risk-Werte ermittelt.

Auf Grund der Messmethodik mittels Verlustdaten ist der Operational-Value-at-Risk ein vergangenheitsbezogener Wert. Da aber gerade die aktuellen Entwicklungen von Kontrollen und Prozessen den Value-at-Risk beeinflussen, wird deren Qualität im Rahmen eines Control-Self-Assessment (CSA) jährlich gemessen und fließt als gegenwartsbezogener Qualitätsscore in die quantitative Ermittlung ein.

Prozessablauf bei Operational Risk-Verlustereignissen


Auftreten eines Verlustereignisses
Klärung
Operational Risk – Loss Database
Erfassung
Freigabe
Qualitätssicherung
Abschluss
Reporting und Controlling

Risikomanagement

Die Verantwortung für die Steuerung der operationellen Risiken, das heißt für Maßnahmen zur Verminderung, Vermeidung oder Versicherung dieser Risiken, haben die jeweiligen Risikomanager in unseren Geschäftsfeldern und Dienstleistungsbereichen. Für das abgelaufene Geschäftsjahr sind folgende Maßnahmen hervorzuheben:

Geschäftsfelder und Dienstleistungsbereiche

Im Geschäftsfeld Deutschland wurde der erste Test zur Einführung des Risk Assessment für alle Produkt- und Prozessbereiche erfolgreich durchgeführt. Darüber hinaus wurden verschiedene Maßnahmen zur Verbesserung der Gebäudesicherheit, der Vertragsgestaltung mit Subunternehmern/Drittanbietern und der Datenqualität zur Einhaltung der zunehmend höheren gesetzlichen Anforderungen bei Kontoeröffnungen durchgeführt.

Im Geschäftsfeld Corporates & Markets wurde durch Umsetzung technischer Neuerungen der Automatisierungsgrad im Frontoffice erhöht. Ziel des zusätzlich begonnenen Reengineering der Wertpapierprozesse ist es, durch höheren Automatisierungsgrad und technische Unterstützung den Gesamtprozess beim Übergang vom Handel zur Abwicklung deutlich sicherer und effizienter zu machen.

Bewältigung von Krisensituationen

Das im Vorjahr optimierte Krisenmanagementsystem der Bank wurde mehrfach mit positiven Ergebnissen hinsichtlich der Zusammensetzung des Krisenstabes, der Effektivität der Kommunikation und des Funktionierens der erforderlichen Rahmenbedingungen und Abläufe getestet.

IT-Risiken

Sicherheitsreviews und -audits bei neuen bzw. gravierend veränderten Applikationen und Infrastrukturkomponenten trugen dazu bei, das Risiko des Produktionseinsatzes deutlich zu reduzieren.

Durch die Einführung eines Security-Incident-Prozesses konnten durch umgehende Risikoeinschätzung und daraus resultierende Gegenmaßnahmen speziell im dritten Quartal Schäden wegen diverser Viren und Sicherheitslücken im Microsoft Internet Explorer verhindert werden.

Rechtliche Risiken

Für das Management der rechtlichen Risiken ist der Konzernbereich Recht zuständig. Im Rahmen seiner Corporate Center-Funktion legt er einheitliche Standards für das Legal-Risk-Management im Konzern fest und überwacht deren Einhaltung. Die Umsetzung neuer oder geänderter gesetzlicher Vorgaben oder gerichtlicher Urteile erfolgt in zeitlich engem Rahmen durch die Rechtsabteilungen in den jeweiligen Konzerngesellschaften im In- und Ausland.

Soweit auf Grund der Entscheidung des Bundesgerichtshofs aus dem Jahr 2002 Kunden ihre Immobiliendarlehensverträge nach dem Haustürwiderrufsgesetz widerrufen, hat dies für die Bank keine nennenswerten wirtschaftlichen Auswirkungen, da der Darlehensnehmer nach mittlerweile gefestigter Rechtsprechung zur Rückzahlung der Darlehensvaluta verpflichtet bleibt. An dieser Sachlage ändert auch der Vorlagebeschluss des LG Bochum vom 29. Juli 2003 zum Europäischen Gerichtshof nichts, da eine Entscheidung des EUGH nach der Auffassung des BGH in keinem Fall Auswirkungen auf bestehende Verträge in Deutschland hat.

Der BGH hatte mit Urteil vom 26. November 2002 den Hauptversammlungsbeschluss unserer Bank vom Mai 1999 betreffend die Bestellung der KPMG zum Abschlussprüfer für das Geschäftsjahr 1999 aufgehoben. Der Jahresabschluss für das Geschäftsjahr 1999 bleibt nach unserer Überzeugung, die durch externe Gutachten bestätigt wird, davon unberührt. Entgegen der von vereinzelten Aktionären vertretenen Ansicht ist der Jahresabschluss insbesondere nicht nichtig, da die Nichtigkeit nur innerhalb sechs Monaten nach seiner Veröffentlichung geltend gemacht werden kann. Das genannte Urteil des BGH haben dieselben Aktionäre insbesondere zum Anlass genommen, auch die Wirksamkeit der Jahresabschlüsse 2000 bis 2002 der Bank in Frage zu stellen. Das LG München hat die diesbezügliche Klage als rechtsmissbräuchlich abgewiesen, das OLG die dagegen gerichtete Berufung durch einstimmigen Beschluss zurückgewiesen, da die Annahme des Rechtsmissbrauchs durch das LG rechtsfehlerfrei sei. Hiergegen haben die Kläger insbesondere wegen angeblicher Verletzung rechtlichen Gehörs Anhörungsrüge, außerordentliche Beschwerde sowie Rechtsbeschwerde eingelegt, außerdem mehrere verfassungsgerichtliche Überprüfungen beantragt. Wir gehen davon aus, dass diese – teils gesetzlich nicht vorgesehenen – Rechtsbehelfe keine Aussicht auf Erfolg haben.

Gegen die Wahl der Anteilseignervertreter in den Aufsichtsrat der HVB AG in der letzten Hauptversammlung unserer Bank vom 14. Mai 2003 hat ein Aktionär Anfechtungsklage erhoben, da er die gewählte Abstimmungsmethode als unzulässig erachtet; der Aktionär fühlt sich insoweit durch ein nach der Hauptversammlung unserer Bank ergangenes BGH-Urteil vom 21. Juli 2003 zur Blockabstimmung bestätigt. Aus unserer Sicht lässt sich dem genannten BGH-Urteil jedoch keine Aussage zu den Voraussetzungen einer Blockabstimmung bei Aufsichtsratswahlen entnehmen.

Gegen den Zustimmungsbeschluss zum Spaltungsplan in der Hauptversammlung vom 14. Mai 2003 wurden Klagen bei Gericht eingereicht; das OLG München hat indes festgestellt, dass die Klagen einer Eintragung der Abspaltung nicht entgegenstehen. Die gegen den Beschluss des OLG München gerichteten Rechtsbehelfe haben aus unserer Sicht keine Aussicht auf Erfolg. Unabhängig davon ist mit Eintragung im Handelsregister die Abspaltung unumkehrbar wirksam geworden.

Ausblick 2004

Im Jahr 2004 werden wir das Hauptaugenmerk auf die Endergebnisse des Basel II-Konsultationsprozesses und die weitere Umsetzung der laufenden Projekte richten.

Daneben werden wir durch Maßnahmen im Bereich des Risikomanagements laufend weitere Verbesserungen zur Reduzierung der operationellen Risiken erzielen.

e) Geschäftsrisiken

Als Geschäftsrisiken definieren wir unerwartete negative Veränderungen des Geschäftsvolumens und/oder der Margen, die nicht auf andere Risikoarten zurückzuführen sind. Die Folge sind nachhaltige Ergebnisrückgänge mit entsprechender Auswirkung auf den Marktwert eines Unternehmens. Geschäftsrisiken können sowohl aus deutlich verschlechterten Marktbedingungen als auch Veränderungen der Wettbewerbsposition oder des Kundenverhaltens resultieren.

Die Messung unserer Geschäftsrisiken basiert auf Erlös- und Kostenvolatilitäten unter Berücksichtigung der Korrelationen. Die operative Steuerung des Geschäftsrisikos liegt im Rahmen des allgemeinen Ertrags- und Kostenmanagements in der Verantwortung der einzelnen Geschäftseinheiten.

Vor dem Hintergrund des anhaltend schwierigen Marktumfeldes haben wir in 2003 unser striktes Kostensenkungsprogramm weiter fortgesetzt. Des Weiteren wurde eine Reihe von Maßnahmen aufgesetzt, die wir im laufenden Jahr konsequent fortführen werden, um unsere Ertragskraft durch noch stärkere Kundenorientierung, aber auch verbesserte Nutzung unseres internen Konzernnetzwerkes zu steigern.

f) Risiken aus bankeigenem Immobilienbesitz

Der bankeigene Immobilienbesitz befindet sich in unserer Tochter HVB Gesellschaft für Gebäude mbH & Co KG. Demzufolge bestehen in der AG keine Immobilienrisiken.

g) Risiken aus Anteils-/Beteiligungsbesitz

Unter dieser Risikoart erfassen wir die Marktpreisschwankungen unseres börsennotierten und nicht börsennotierten Anteils-/Beteiligungsbesitzes, wobei das Schwergewicht des Portfolios bei unseren größeren Finanzpaketen Allianz und Münchener Rück liegt.

Der Value-at-Risk wird prinzipiell auf Basis der Marktwerte und Volatilitäten dieser Beteiligungen bestimmt. Bei nicht börsennotierten Werten werden die Buchwerte als Marktwertschätzer sowie eine Indexvolatilität herangezogen. Um die jüngere Vergangenheit in der Risikoberechnung adäquater zu berücksichtigen, erfolgt eine exponentielle Gewichtung bei der Ermittlung der Volatilitäten, wobei der längerfristigen Haltedauer von Beteiligungen Rechnung getragen wird.

Bereinigung Beteiligungsportfolio

Die Portfoliosteuerung unseres gesamten Anteils-/Beteiligungsbesitzes (inklusive operativer Konzerntöchter) erfolgt durch den Gesamtvorstand. Die im Jahr 2003 erfolgte konsequente Bereinigung unseres nicht strategischen Beteiligungsportfolios war ein Schwerpunkt unseres Transformationsprogramms mit dem Ziel der Fokussierung auf das Kerngeschäft, der Reduktion von Komplexität sowie der Freisetzung von Kapital.

Im Rahmen eines IPO haben wir im Juli einen Anteil von 22,5% der Bank Austria Creditanstalt an der Börse platziert. Im 3. Quartal erfolgte die Abspaltung des Großteils unseres kommerziellen Immobilienfinanzierungsgeschäfts durch den Spin-off der Hypo Real Estate Group. Des Weiteren konnten wir die norisbank und die Bank von Ernst mit substanziellen Buchgewinnen verkaufen.

In 2004 wird neben dem weiteren Abbau unserer Finanzbeteiligungen sowie der kontinuierlichen Adjustierung unseres Geschäftsprofils insbesondere die Integration der Vereins- und Westbank AG im Fokus der Aktivitäten stehen (siehe auch »Geschäftsverlauf und Lage« in diesem Geschäftsbericht).

h) Strategische Risiken

Strategische Risiken resultieren daraus, dass das Management wesentliche Trends, die die Struktur des Bankensektors als Ganzes oder einzelne Geschäftsfelder betreffen, nicht frühzeitig genug erkennt oder falsch einschätzt und in der Konsequenz unvorteilhafte Grundsatzentscheidungen trifft, die nicht oder nur schwer reversibel sind.

Strategische Risiken können nicht mit quantitativen Methoden erfasst und gesteuert werden. In diesem Bereich ist eine laufende Beobachtung des nationalen und internationalen Umfeldes sowie die Überprüfung der eigenen strategischen Positionierung notwendig, um bei Bedarf schnell und konsequent mit einer Anpassung des Geschäftsmodells bzw. von Geschäftsprozessen zu reagieren. Wir haben hier mit unserem in 2003 aufgesetzten Transformationsprogramm den Grundstein gelegt, um gestärkt und zukunftsorientiert aus den gegenwärtigen Veränderungen hervorzugehen.

Gesamtwirtschaftliche Risiken

Unsere Bank agiert weiterhin in einem relativ schwierigen konjunkturellen Umfeld. Zwar haben sich die Wachstumsaussichten inzwischen merklich verbessert. Allerdings sind nach drei Jahren der Stagnation und stark rückläufiger Aktienkurse die Reserven bei den Unternehmen abgeschmolzen, so dass neuerliche Belastungen nur sehr schwer verkraftet werden können. Die Euro-Aufwertung wirkt sich tendenziell dämpfend auf die Gewinnaussichten aus. Zwar dürfte die Zeit der Großinsolvenzen vorbei sein; kleine und mittlere Unternehmen bleiben jedoch gefährdet (Hochrechnung Insolvenzen 2003: 39 700, Prognose 2004: 38 000).

Risiken für die Geschäftsentwicklung liegen zum einen darin, dass die wirtschaftliche Erholung in Deutschland, aber auch weltweit schneller wieder abbrechen könnte als erwartet. Das hätte unter anderem eine Verschärfung des Negativtrends bei den Unternehmensinsolvenzen zur Folge. Problematisch wäre zum Zweiten eine akzentuierte und über die Erwartung hinaus gehende Aufwertung des Euro. Drittens besteht die Gefahr eines schnelleren und vor allem ausgeprägteren Zinsanstiegs, der die Finanzierung im Unternehmenssektor erschweren und einer Verbesserung des Investitionsklimas entgegenstehen würde.

Strukturwandel im Bankensektor

Der deutsche Bankenmarkt war im Jahr 2003 weiterhin von strukturellen Problemen gekennzeichnet. Diese ergeben sich zum einen auf Grund bankenspezifischer Besonderheiten, wie zum Beispiel Überkapazitäten oder hoher Fragmentierungsgrad. Konsolidierungsprozesse fanden auch in 2003 kaum, und wenn, dann immer noch fast ausschließlich im öffentlich-rechtlichen oder genossenschaftlichen Sektor statt. Sektorübergreifende Konsolidierungen kamen nicht vor. Zum anderen sind nachhaltige gesamtwirtschaftliche Verbesserungen, wie der Abbau bestehender Überregulierungen oder arbeitsmarktpolitische Reformen, bisher ausgeblieben.

Die deutschen Privatbanken legten nach einem verlustreichen Geschäftsjahr 2002 ihren Fokus daher auf Restrukturierungsprozesse. Diese umfassten neben der Durchführung strikter Kostensenkungsmaßnahmen auch die Redimensionierung des Geschäftsauftrags durch Abbau von Komplexitäten und damit einhergehend die Fokussierung auf Kernkompetenzen. Trotz einer dadurch im Berichtsjahr verbesserten operativen Ertragssituation liegt das Rentabilitätsniveau der deutschen Privatbanken weiterhin deutlich unter dem europäischen Durchschnitt. Wir gehen allerdings davon aus, dass es in 2004 zu einer weiteren Verbesserung der operativen Ertragssituation kommen wird. Angesichts sich langsam erholender gesamtwirtschaftlicher Rahmenbedingungen dürften sich die Nachfrage nach Bankdienstleistungen erhöhen und Ausfälle von Kreditengagements weiter verringern. Zudem können die meisten Banken nach den tiefgreifenden Restrukturierungs- und Kostenmaßnahmen effizienter und flexibler auf Marktveränderungen reagieren (siehe auch »Geschäftsverlauf und Lage« in diesem Geschäftsbericht).

Insolvenzentwicklung in Deutschland


Zahl der Unternehmensinsolvenzen in Tausend
40
30
20
10
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003*
2004*

* Hochrechnung/Prognose.
Quellen: Creditreform;
Prognose 2004: HVB Group,
Economic Research.

Die Transformation der HVB Group

Im Rahmen der Transformation hat die HVB Group in 2003 ihre strategischen Ziele, die Wertschöpfungs- und Kapitalkraft deutlich zu verbessern, konsequent umgesetzt. Zur Fokussierung auf das Kerngeschäft haben wir den Großteil des kommerziellen Immobiliengeschäfts in die Hypo Real Estate Group abgespalten. Die angestrebte Reduzierung gewichteter Risikoaktiva zur Verbesserung der Kernkapitalquote sowie zur Optimierung unseres Risikoprofils bedurfte eines weitreichenden Maßnahmenbündels. Hier leisteten unsere umfangreichen Securitization-Aktivitäten sowie die Reduzierung unseres nicht strategischen Beteiligungsbesitzes einen wesentlichen Beitrag. Zudem trennten wir uns von Randaktivitäten, wie zum Beispiel dem US-Immobilienportfolio.

Mit unserer adjustierten Positionierung sind auch gewisse strategische Risiken verbunden. Die Veräußerung von Aktivitäten, die nicht zum Kerngeschäft gehören, verringert im ersten Schritt die Ertragsbasis der Bank. Dies muss durch entsprechendes Ertragswachstum in den Kerngeschäftsfeldern kompensiert werden.

Personalabbau

Die für 2003 geplante Personalreduktion konnte planmäßig realisiert werden. Bereinigt um Veränderungen im Konsolidierungskreis waren am Ende des Jahres 4357 Mitarbeiter weniger in der HVB Group beschäftigt als ein Jahr zuvor. Mit einem Rückgang der Beschäftigtenzahl um 2579 war die HVB AG in besonderem Umfang beteiligt.

Wegen der konsequenten Umsetzung im Berichtsjahr wird der Personalstand der HVB AG (ohne Integration der Vereins- und Westbank AG) im Jahr 2004 nur leicht sinken. In der Kreditorganisation und in Abwicklungs-/Verwaltungseinheiten sind noch moderate Reduzierungen vorgesehen, denen ein gezielter Aufbau im Vertrieb gegenüber steht.

Die Integration der Vereins- und Westbank AG in die HVB AG wird Synergieeffekte generieren, deren Realisierung auch mit einem Stellenabbau verbunden ist. Ein operatives Risiko ist nicht gegeben, da essentielle Aufgaben im Rahmen eines Integrationsfahrplans auf andere Einheiten übertragen werden.

Insgesamt erwarten wir aus der Umsetzung der geplanten moderaten Personalreduzierungen keine Risiken.

Marktanteile im deutschen Bankensektor

gemessen an der Bilanzsumme in %



Öffentlich-rechtliche Banken 48,5
Privatbanken 39,9
Genossenschaftsbanken 11,6

Quelle: Deutsche Bundesbank, Stand: November 2003; eigene Berechnungen.

Zusammenfassende Darstellung

Das Controlling und Geschäftsfeld übergreifende Management von Risiken ist in unserer Bank unter dem Verantwortungsbereich des Chief Risk Officers zusammengefasst. Da die neuen aufsichtsrechtlichen Mindestanforderungen an das Kreditgeschäft (MaK) eine durchgängige Trennung der Vertriebs- und Kreditorganisation erfordern, wurden im Berichtsjahr auch die bis dato in den Geschäftsfeldern anhängigen regionalen Krediteinheiten sowie der Bereich Sanierung und Workout in den Verantwortungsbereich des Chief Risk Officers integriert. Die regionalen Krediteinheiten sind dabei organisatorisch im Group Credit Risk Management angesiedelt, welches für die Kreditrisikosteuerung der HVB Group verantwortlich ist. Das Group Asset Liability Management ist für die Liquiditäts- und Fundingsteuerung sowie das Aktiv-Passiv-Management zuständig. Die Messung und Überwachung unserer Risiken inklusive Berichtswesen an den Vorstand erfolgt durch das Risikocontrolling.

Chief Risk Officer-Organisation

Wir verfügen über ein umfassendes, konzernweites System der Risikoüberwachung und -steuerung, welches in das interne kapitalmarktorientierte Steuerungskonzept unserer Bank integriert ist. Dieses stellt den wertorientierten Einsatz unserer Kapitalressourcen in Geschäftsaktivitäten mit attraktiven Risiko-Rendite-Relationen in den Vordergrund.

Kapitalmarktorientiertes Steuerungssystem

Wir erfassen unsere Risiken nach klar definierten Risikoarten und messen diese mit vergleichbaren Methoden auf Basis eines Value-at-Risk-Ansatzes. Dies ermöglicht uns eine über alle Risiken und Risikobereiche hinweg aggregierte Darstellung unseres Gesamtrisikos, welches regelmäßig der Risikotragfähigkeit der Bank gegenübergestellt wird. Wir verwenden hierbei ein Konfidenzniveau von 99,95%, welches unser Zielrating widerspiegelt. Darüber hinaus ist diese konsistente Erfassung Grundlage unserer konzernweiten Risikokapitalallokation zur Abdeckung unerwarteter Risiken.

Die von uns angewandten Methoden und Systeme zur Risikomessung und -steuerung erfüllen auf Grund ihrer hohen Qualität sämtliche derzeitigen gesetzlichen und aufsichtsrechtlichen Anforderungen.

Künftige aufsichtsrechtliche Anforderungen

Die künftigen aufsichtsrechtlichen Anforderungen standen im Berichtsjahr weiterhin in unserem besonderen Fokus. Bei diesen handelt es sich zum einen um die Weiterführung der Konsultation des neuen Baseler Akkords (Basel II), welcher voraussichtlich ab dem Jahr 2007 in Kraft treten soll, sowie dessen Umsetzung in EU- bzw. nationales Recht. Im Mittelpunkt von Basel II steht eine stärkere Risikodifferenzierung der aufsichtsrechtlich erforderlichen Eigenmittelunterlegung, welche sich damit der rein ökonomischen, das heißt risikoadjustierten Kapitalunterlegung annähert. Unsere Projektaktivitäten zur Umsetzung von Basel II haben wir in 2003 umfassend fortgeführt und deutliche Fortschritte in der fachlichen Konzeption, aber auch technischen Implementierung erzielt.

Im Bereich der Adressrisiken wollen wir für alle materiellen Portfolios der Bank den anspruchsvollsten Ansatz, den so genannten »IRB (Internal Ratings-Based) – Advanced Approach« umsetzen. Bezüglich der Eigenmittelunterlegung von operationellen Risiken werden wir zumindest den »Standardised Approach« anwenden. Eine Entscheidung über den Einsatz des anspruchsvollsten »Advanced Measurement Approach« treffen wir erst dann, wenn die endgültigen Vorgaben von Basel vorliegen und eine fundierte Kosten-Nutzen-Analyse möglich ist.

Ein weiteres wesentliches Regelwerk sind die Mindestanforderungen an das Kreditgeschäft (MaK) seitens der Bundesanstalt für Finanzdienstleistungsaufsicht, welche insbesondere in Bezug auf die Organisation und Prozesse im Kreditgeschäft qualitative Mindeststandards setzen. Diese sind bis Mitte 2004 (DV-technische Anpassungen bis Ende 2005) von den Banken umzusetzen. Unsere im Berichtsjahr durchgeführte Analyse ergab, dass zahlreiche dieser Anforderungen in unserem Haus bereits adäquat erfüllt sind, verbleibende Schwachstellen werden zeitnah behoben. Auf Grund der guten Ausgangsbasis und frühzeitig eingeleiteten Maßnahmen erwarten wir insgesamt eine termingerechte Umsetzung der MaK.

Konsequentes Portfoliomanagement

Im Rahmen unseres Transformationsprogramms haben wir in 2003 unsere Risikoaktiva zur Verbesserung der Kernkapitalquote deutlich reduziert sowie unser Risikoprofil optimiert. Hierbei spielte neben der Reduzierung unseres nicht strategischen Beteiligungsbesitzes die verstärkte Nutzung der Kapitalmärkte zur aktiven Kreditportfoliosteuerung eine zentrale Rolle. Diesen Einsatz von Kapitalmarktinstrumenten verstehen wir als kontinuierlichen Prozess im Rahmen eines Geschäftsmodells, das die Kompetenz am Kunden nutzt, um interessante Portfolien für Investoren zu generieren und somit einen wesentlichen Beitrag zur Erreichung unserer angestrebten Eigenkapitalrendite leisten kann.

Darüber hinaus gehört auch die konsequente Limitierung und Steuerung von Konzentrationsrisiken weiterhin zu den Schwerpunkten im Kreditrisikomanagement, um eine Verringerung der Volatilität in unserer Risikovorsorge zu erreichen.

Nach dem schwierigen konjunkturellen Umfeld im Geschäftsjahr 2003 erwarten wir für 2004 eine langsame Erholung der gesamtwirtschaftlichen Rahmenbedingungen. Daneben werden wir die Adjustierung unseres Geschäftsprofils kontinuierlich fortsetzen. Auf Basis dieser Grundlage gehen wir von einer weiteren Verbesserung unserer Ertragssituation aus.

GEWINN- UND VERLUSTRECHNUNG DER BAYERISCHEN HYPO- UND VEREINSBANK AG FÜR DIE ZEIT VOM 1. JANUAR BIS 31. DEZEMBER 2003

Aufwendungen			2003	2002
	in Mio €	in Mio €	in Mio €	in Mio €
1 **Zinsaufwendungen**			9 692	12 390
2 **Provisionsaufwendungen**			274	285
3 **Nettoaufwand aus Finanzgeschäften**			—	—
4 **Allgemeine Verwaltungsaufwendungen**				
a) Personalaufwand				
aa) Löhne und Gehälter	1 032			1 307
ab) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung	339			373
		1 371		1 680
darunter: für Altersversorgung Mio € 159				(184)
b) andere Verwaltungsaufwendungen		1 296		1 571
			2 667	3 251
5 **Abschreibungen und Wertberichtigungen auf immaterielle Anlagewerte und Sachanlagen**			98	373
6 **Sonstige betriebliche Aufwendungen**			147	172
7 **Abschreibungen und Wertberichtigungen auf Forderungen und bestimmte Wertpapiere sowie Zuführungen zu Rückstellungen im Kreditgeschäft**			2 352	3 287
8 **Abschreibungen und Wertberichtigungen auf Beteiligungen, Anteile an verbundenen Unternehmen und wie Anlagevermögen behandelte Wertpapiere**			2 966	—
9 **Aufwendungen aus Verlustübernahme**			157	207
10 **Außerordentliche Aufwendungen**			460	—
11 **Steuern vom Einkommen und vom Ertrag**			29	77
12 **Sonstige Steuern, soweit nicht unter Posten 6 ausgewiesen**			4	4
13 **Jahresüberschuss**			—	—
Summe der Aufwendungen			**18 846**	**20 046**

Erträge		2003	2002
	in Mio €	in Mio €	in Mio €
1 Zinserträge aus			
a) Kredit- und Geldmarktgeschäften	11110		12613
b) festverzinslichen Wertpapieren und Schuldbuchforderungen	1111		2184
		12221	14797
2 Laufende Erträge aus			
a) Aktien und anderen nicht festverzinslichen Wertpapieren	140		199
b) Beteiligungen	38		59
c) Anteilen an verbundenen Unternehmen	246		1594
		424	1852
3 Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen		271	42
4 Provisionserträge		1317	1230
5 Nettoertrag aus Finanzgeschäften		395	450
6 Erträge aus Zuschreibungen zu Forderungen und bestimmten Wertpapieren sowie aus der Auflösung von Rückstellungen im Kreditgeschäft		757	1016
7 Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren		—	328
8 Sonstige betriebliche Erträge		158	331
9 Jahresfehlbetrag		3303	—
Summe der Erträge		**18846**	**20046**
1 Jahresfehlbetrag	3303		—
2 Entnahmen aus der Kapitalrücklage	3303		—
		—	—
3 Bilanzgewinn/Bilanzverlust		—	—

DER BAYERISCHEN HYPO- UND VEREINSBANK AG

Aktiva		31.12.2003	31.12.2002
	in Mio €	in Mio €	in Mio €
1 Barreserve			
a) Kassenbestand	400		422
b) Guthaben bei Zentralnotenbanken	1913		1576
darunter: bei der Deutschen Bundesbank			
Mio € 648			(840)
		2313	1998
2 Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind			
a) Schatzwechsel und unverzinsliche Schatzanweisungen sowie ähnliche Schuldtitel öffentlicher Stellen	43		97
darunter: bei der Deutschen Bundesbank refinanzierbar			
Mio € —			(97)
b) Wechsel	154		146
darunter: bei der Deutschen Bundesbank refinanzierbar			
Mio € 154			(146)
		197	243
3 Forderungen an Kreditinstitute			
a) täglich fällig	16237		19621
b) andere Forderungen	38219		29658
		54456	49279
darunter: Hypothekendarlehen			
Mio € 9			(9)
Kommunalkredite			
Mio € 656			(704)
4 Forderungen an Kunden		170404	202527
darunter: Hypothekendarlehen			
Mio € 104613			(110214)
Kommunalkredite			
Mio € 20434			(19831)
andere durch Grundpfandrechte gesicherte Kredite			
Mio € 5936			(6709)
Übertrag:		227370	254047

Passiva			31.12.2003	31.12.2002
	in Mio €	in Mio €	in Mio €	in Mio €
1 Verbindlichkeiten gegenüber Kreditinstituten				
a) täglich fällig		18029		16144
b) mit vereinbarter Laufzeit oder Kündigungsfrist		70689		83533
			88718	99677
darunter: begebene Hypotheken-Namenspfandbriefe				
Mio € 3227				(2967)
begebene öffentliche Namenspfandbriefe				
Mio € 925				(658)
zur Sicherstellung aufgenommener				
Darlehen an den Darlehensgeber aus-				
gehändigte Hypotheken-Namenspfandbriefe				
Mio € 18				(19)
und öffentliche Namenspfandbriefe				
Mio € 43				(47)
2 Verbindlichkeiten gegenüber Kunden				
a) Spareinlagen				
aa) mit vereinbarter Kündigungsfrist von 3 Monaten	12511			8135
ab) mit vereinbarter Kündigungsfrist				
von mehr als 3 Monaten	206			235
		12717		8370
b) begebene Hypotheken-Namenspfandbriefe		15175		16579
c) begebene öffentliche Namenspfandbriefe		5181		5524
d) andere Verbindlichkeiten				
da) täglich fällig	24150			26271
db) mit vereinbarter Laufzeit oder Kündigungsfrist	35622			42627
darunter: zur Sicherstellung aufgenommener				
Darlehen an den Darlehensgeber aus-				
gehändigte Hypotheken-Namenspfandbriefe				
Mio € 577				(601)
und öffentliche Namenspfandbriefe				
Mio € 341				(397)
		59772		68898
			92845	99371
Übertrag:			181563	199048

Aktiva			31.12.2003	31.12.2002
	in Mio €	in Mio €	in Mio €	in Mio €
Übertrag:			227 370	254 047
5 Schuldverschreibungen und andere festverzinsliche Wertpapiere				
a) Geldmarktpapiere				
aa) von öffentlichen Emittenten	4			6
darunter: beleihbar bei der Deutschen Bundesbank Mio € —				(—)
ab) von anderen Emittenten	1 526			2 779
darunter: beleihbar bei der Deutschen Bundesbank Mio € 1 030				(419)
		1 530		2 785
b) Anleihen und Schuldverschreibungen				
ba) von öffentlichen Emittenten	13 760			16 451
darunter: beleihbar bei der Deutschen Bundesbank Mio € 8 845				(11 162)
bb) von anderen Emittenten	23 669			31 171
darunter: beleihbar bei der Deutschen Bundesbank Mio € 11 762				(14 211)
		37 429		47 622
c) eigene Schuldverschreibungen		5 648		5 826
Nennbetrag Mio € 5 753				(5 789)
			44 607	56 233
6 Aktien und andere nicht festverzinsliche Wertpapiere			10 330	10 581
7 Beteiligungen			1 202	1 706
darunter: an Kreditinstituten Mio € 150				(458)
an Finanzdienstleistungsinstituten Mio € 1				(—)
8 Anteile an verbundenen Unternehmen			9 506	12 751
darunter: an Kreditinstituten Mio € 7 414				(10 372)
an Finanzdienstleistungsinstituten Mio € 94				(123)
9 Treuhandvermögen			63	29
darunter: Treuhandkredite Mio € 50				(12)
Übertrag:			293 078	335 347

Passiva			31.12.2003	31.12.2002
	in Mio €	in Mio €	in Mio €	in Mio €
Übertrag:			181 563	199 048
3 Verbriefte Verbindlichkeiten				
a) begebene Schuldverschreibungen				
aa) Hypothekenpfandbriefe	38 110			40 284
ab) öffentliche Pfandbriefe	9 390			11 849
ac) sonstige Schuldverschreibungen	38 463			52 343
		85 963		104 476
b) andere verbriefte Verbindlichkeiten		12		33
darunter: Geldmarktpapiere				
Mio € —				(—)
eigene Akzepte und Solawechsel im Umlauf				
Mio € 12				(33)
			85 975	104 509
4 Treuhandverbindlichkeiten			63	29
darunter: Treuhandkredite				
Mio € 50				(12)
5 Sonstige Verbindlichkeiten			8 538	6 369
6 Rechnungsabgrenzungsposten				
a) aus dem Emissions- und Darlehensgeschäft		525		684
b) andere		389		365
			914	1 049
7 Rückstellungen				
a) Rückstellungen für Pensionen und ähnliche Verpflichtungen		1 252		1 223
b) Steuerrückstellungen		249		282
c) andere Rückstellungen		1 547		1 631
			3 048	3 136
8 Nachrangige Verbindlichkeiten			9 530	10 467
9 Genussrechtskapital			409	511
darunter: vor Ablauf von zwei Jahren fällig				
Mio € —				(—)
10 Fonds für allgemeine Bankrisiken			200	200
Übertrag:			290 240	325 318

Aktiva		31. 12. 2003	31. 12. 2002
	in Mio €	in Mio €	in Mio €
Übertrag:		293 078	335 347
10 Immaterielle Anlagewerte		—	—
11 Sachanlagen		308	334
12 Eigene Aktien oder Anteile		—	—
Nennbetrag Mio € —			(—)
13 Sonstige Vermögensgegenstände		6 879	6 812
14 Steuerabgrenzungsposten		—	—
15 Rechnungsabgrenzungsposten			
a) aus dem Emissions- und Darlehensgeschäft	532		425
b) andere	178		150
		710	575
Summe der Aktiva		**300 975**	**343 068**

Passiva			31.12.2003	31.12.2002
	in Mio €	in Mio €	in Mio €	in Mio €
Übertrag:			290 240	325 318
11 Eigenkapital				
a) gezeichnetes Kapital		1 609		1 609
eingeteilt in:				
Stück 521 735 100 auf den Inhaber lautende Stammaktien				
Stück 14 553 600 auf den Namen lautende Vorzugsaktien ohne Stimmrecht				
b) Kapitalrücklage				
Stand 1. 1. 2003	13 273			
Entnahme für Abspaltung der Hypo Real Estate Group	– 844			
Entnahme zum Ausgleich des Jahresfehlbetrages	– 3 303			
Stand 31. 12. 2003		9 126		13 273
c) Gewinnrücklagen				
ca) gesetzliche Rücklage				
Stand 1. 1. 2003	56			
Entnahme für Abspaltung der Hypo Real Estate Group	– 56			
Stand 31. 12. 2003		—		56
cb) Rücklage für eigene Anteile		—		—
cc) andere Gewinnrücklagen				
Stand 1. 1. 2003	2 812			
Entnahme für Abspaltung der Hypo Real Estate Group	– 2 812			
Stand 31. 12. 2003		—		2 812
		—		2 868
d) Bilanzgewinn		—		—
			10 735	17 750
Summe der Passiva			**300 975**	**343 068**
1 Eventualverbindlichkeiten				
a) Eventualverbindlichkeiten aus weitergegebenen abgerechneten Wechseln		—		—
b) Verbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen		24 279		31 381
c) Haftung aus der Bestellung von Sicherheiten für fremde Verbindlichkeiten		—		—
			24 279	31 381
2 Andere Verpflichtungen				
a) Rücknahmeverpflichtungen aus unechten Pensionsgeschäften		—		—
b) Platzierungs- und Übernahmeverpflichtungen		—		—
c) Unwiderrufliche Kreditzusagen		36 319		42 670
			36 319	42 670

ANHANG

Rechtsgrundlagen

Der Jahresabschluss der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) für das Geschäftsjahr 2003 ist nach den Rechnungslegungsvorschriften des Handelsgesetzbuches (HGB), des Aktiengesetzes (AktG), des Hypothekenbankgesetzes (HypBankG) sowie der Verordnung über die Rechnungslegung der Kreditinstitute (RechKredV) aufgestellt worden.

Unsere Bank ist in allen Sparten einer Geschäftsbank und Hypothekenbank tätig. Nach § 24 HypBankG ist deshalb das allgemeine Formblatt der RechKredV um die zusätzlichen Untergliederungen für Realkreditinstitute zu ergänzen.

Die nach § 161 AktG vorgeschriebene Erklärung zum Corporate Governance Kodex ist auf unserer Internet-Seite www.hvbgroup.com/entsprechenserklaerung veröffentlicht.

Bilanzierungs-, Bewertungs- und Ausweismethoden

Auf Änderungen der Bilanzierungs- und Bewertungsmethoden sowie auf Ausweisänderungen weisen wir bei den jeweiligen Positionen hin.

Schuldtitel öffentlicher Stellen und Wechsel (Aktivposten 2) sind mit ihrem Barwert, also um Abzinsungsbeträge gekürzt, ausgewiesen.

Die Bewertung unserer Forderungen (Aktivposten 3 und 4) erfolgt grundsätzlich nach dem strengen Niederstwertprinzip des § 253 Abs. 3 Satz 1 HGB. Für alle erkennbaren Adressrisiken im Kreditgeschäft haben wir Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet. Einzelwertberichtigungen und Rückstellungen werden aufgelöst, soweit das Ausfallrisiko entfallen ist, oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und abgebucht wird.

Für Ausleihungen in Ländern mit akutem Transferrisiko oder Bürgschaftsverpflichtungen mit vergleichbarem Risiko bilden wir pauschalierte Einzelwertberichtigungen oder Rückstellungen. In die Länderwertberichtigung beziehen wir neben umgeschuldeten Krediten weitere Finanzkredite (Laufzeiten über ein Jahr) ein. Uns zustehende, werthaltige Sicherheiten vermindern dabei unser Ausfallrisiko. Der Kreis der Länder mit akutem Transferrisiko und die Höhe des entsprechenden Wertberichtigungssatzes wird der jeweiligen aktuellen Risikosituation angepasst.

Latenten Kreditrisiken tragen wir durch die Bildung von Pauschalwertberichtigungen Rechnung. Bei der Bewertung der inländischen latenten Kreditrisiken wenden wir die Grundsätze der deutschen Finanzverwaltung zur steuerlichen Anerkennung von Pauschalwertberichtigungen bei Kreditinstituten an.

Wie die übrigen Forderungen setzen wir auch die Hypothekendarlehen mit ihrem Nennbetrag an. Unterschiede zwischen Nenn- und Auszahlungsbeträgen werden in die Rechnungsabgrenzung eingestellt und planmäßig erfolgswirksam aufgelöst.

Wertpapiere sind in den Bilanzpositionen Schuldverschreibungen und andere festverzinsliche Wertpapiere (Aktivposten 5) sowie Aktien und andere nicht festverzinsliche Wertpapiere (Aktivposten 6) ausgewiesen. Die gesamten Wertpapiere haben wir nach definierten Kriterien wie Haltedauer und Geschäftszweck dem Handels-, Anlage- oder Liquiditätsvorsorgebestand (Wertpapiere, die weder Teil des Handelsbestandes sind noch wie Anlagevermögen behandelt werden) zugeordnet. Der Gesamtbestand der Bank besteht zum Bilanzstichtag zu 47,8% aus Handelsbeständen, zu 40,2% aus Wertpapieren der Liquiditätsvorsorge und zu 12,0% aus Wertpapieren, die wie Anlagevermögen behandelt wurden.

Die wie Anlagevermögen behandelten Wertpapiere bewerten wir nach den Vorschriften des § 253 Abs. 2 Satz 3 HGB, nach denen Abschreibungen nur bei einer voraussichtlich dauernden Wertminderung vorzunehmen sind. Dagegen werden Liquiditätsvorsorgebestände grundsätzlich nach dem strengen Niederstwertprinzip des § 253 Abs. 3 Satz 1 HGB bewertet. Liquiditätsvorsorgebestände, die in Portfolios strukturiert sind, behandeln wir nach den Grundsätzen der Bewertung von Bewertungseinheiten. Für gleiche Risikoarten bilden wir dazu ex ante definierte, strengen Voraussetzungen unterliegende und dokumentierte Bewertungseinheiten aus bilanzwirksamen Grundgeschäften (zum Beispiel festverzinsliche Wertpapiere) und dazugehörigen Hedgeinstrumenten (zum Beispiel Interest Rate Swaps). Innerhalb der einzelnen Bewertungseinheit verrechnen wir positive und negative Bewertungsergebnisse der einzeln bewerteten Finanzinstrumente. Ein sich insgesamt ergebender Bewertungsgewinn wird bei der Ergebnisermittlung grundsätzlich nicht berücksichtigt, für einen Verlustsaldo bilden wir Rückstellungen für drohende Verluste aus schwebenden Geschäften.

Handelsbestände fassen wir für Zwecke der Rechnungslegung mit Handelskontrakten zu Portfolios zusammen und bewerten sie mit differenzierten Verfahren nach den Grundsätzen von Bewertungseinheiten, wobei dem Vorsichtsprinzip Rechnung getragen wird. Zins- und währungsbezogene Handelsinstrumente und -bestände werden nach dem gleichen, für Liquiditätsvorsorgeportfolios beschriebenen Verfahren bewertet. Kursbezogene Handelsbücher bewerten wir dagegen erstmals mit einem modifizierten Market-to-Market-Verfahren. Die in den Makro-Bewertungseinheiten zusammengefassten Handelsbestände und -kontrakte werden zu Marktpreisen bewertet und um das mit mathematischen Verfahren berechnete Verlustpotenzial (Value-at-Risk) gekürzt, um sicherzustellen, dass keine unrealisierten Gewinne aus offenen Positionen in die Gewinn- und Verlustrechnung einfließen.

Ausführliche Angaben zu unseren bilanzunwirksamen Finanzkontrakten mit detaillierten Aufgliederungen des Nominalvolumens und der Kontrahentenstruktur haben wir in den Risikobericht aufgenommen.

Beteiligungen und Anteile an verbundenen Unternehmen (Aktivposten 7 und 8) werden zu Anschaffungskosten oder – bei dauerhafter Wertminderung – zum niedrigeren Wert am Bilanzstichtag angesetzt.

Gewinne und Verluste bei Personengesellschaften sowie Gewinnausschüttungen von Kapitalgesellschaften erfassen wir bei Mehrheitsbeteiligungen periodengleich im Jahr des Entstehens.

Beim Ausweis der Erträge aus Zuschreibungen zu Beteiligungen, Anteilen an verbundenen Unternehmen und wie Anlagevermögen behandelten Wertpapieren (E. 7) sowie der Abschreibungen und Wertberichtigungen auf diese Finanzanlagen (A. 8) wenden wir das Wahlrecht des § 340 c Abs. 2 Satz 2 HGB an. Wir kompensieren die entsprechenden Aufwendungen und Erträge, die auch Erfolge aus der Veräußerung von Finanzanlagen enthalten.

Unser Sachanlagevermögen (Aktivposten 11) bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögensgegenstände handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Dabei lehnen wir uns eng an die Abschreibungsvorschriften des § 7 EStG in Verbindung mit den amtlichen Abschreibungstabellen für Mobilien an. Geringwertige Wirtschaftsgüter werden im Anschaffungsjahr voll abgeschrieben und im Anlagespiegel als Zu- und Abgang gezeigt. Zugänge bei Vermögensgegenständen der Betriebs- und Geschäftsausstattung schreiben wir im Jahr der Anschaffung zeitanteilig ab.

Verbindlichkeiten (Passivposten 1 bis 3 sowie 8 und 9) passivieren wir mit ihrem Rückzahlungsbetrag; eine Differenz zum Ausgabebetrag wird in die Rechnungsabgrenzung eingestellt und planmäßig aufgelöst. Dagegen setzen wir Verbindlichkeiten ohne laufende Zinszahlungen mit ihrem Barwert an.

Rückstellungen für Steuern, ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften (Passivposten 7) bemessen wir entsprechend den Grundsätzen vorsichtiger kaufmännischer Beurteilung in Höhe der voraussichtlichen Zahlungsverpflichtung. Der Ansatz erfolgt zum Nominalwert, soweit nicht die bilanzrechtlichen Vorschriften eine Abzinsung erfordern. Pensionsrückstellungen haben wir nach versicherungsmathematischen Grundsätzen (Rechnungszinsfuß 6%) mit dem Teilwert nach § 6 a EStG in Verbindung mit R 41 EStR in steuerlich maximal zulässiger Höhe gebildet.

Ergebnisunterschiede zwischen Handelsbilanz und Steuerbilanz, die sich im Zeitablauf voraussichtlich wieder ausgleichen (so genannte Timing Differences), werden in Nebenrechnungen dokumentiert. Aktivische und passivische latente Steuern werden saldiert. Ein verbleibender aktivischer Saldo wird gemäß § 274 Abs. 2 HGB nicht angesetzt.

Unser Jahresergebnis ist durch steuerlich bedingte Mehrabschreibungen bzw. unterlassene Zuschreibungen nicht beeinflusst worden.

Währungsumrechnung

Die Währungsumrechnung erfolgt nach den in § 340 h HGB vorgegebenen Grundsätzen. Daneben beachten wir die zur Währungsumrechnung für Kreditinstitute vom Bankenfachausschuss des Instituts der Wirtschaftsprüfer erlassene Stellungnahme 3/1995. Danach werden auf ausländische Währung lautende Vermögensgegenstände und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Wie Anlagevermögen behandelte Vermögensgegenstände ohne besondere Deckung werden demgegenüber mit ihrem Anschaffungskurs angesetzt. Nicht abgewickelte Termingeschäfte werden zum Terminkurs am Bilanzstichtag bewertet.

Erfolge, die sich aus der Währungsumrechnung bilanzwirksamer Positionen sowie aus der Bewertung von Terminkontrakten zum Jahresultimo ergeben, werden in der Gewinn- und Verlustrechnung berücksichtigt. Darin enthaltene Umrechnungsgewinne aus sich im Zahlungsverkehr ergebenden offenen Positionen werden zeitnah realisiert. Signifikante Erfolgsverschiebungen ergeben sich dabei nicht. Bei vorhandenen strategischen Währungspositionen bilden wir für negative Bewertungsergebnisse Rückstellungen für drohende Verluste aus schwebenden Geschäften. Nicht realisierte positive Bewertungsergebnisse bleiben dagegen außer Ansatz.

Laufzeitgliederung bestimmter Aktivposten

in Mio €		2003	2002
A 3 b)	Andere Forderungen an Kreditinstitute		
	mit Restlaufzeit bis 3 Monate	26610	20907
	mehr als 3 Monate bis 1 Jahr	2910	2807
	mehr als 1 Jahr bis 5 Jahre	5639	4296
	mehr als 5 Jahre	3060	1648
A 4)	Forderungen an Kunden		
	mit Restlaufzeit bis 3 Monate	10085	13730
	mehr als 3 Monate bis 1 Jahr	9406	12812
	mehr als 1 Jahr bis 5 Jahre	32886	43757
	mehr als 5 Jahre	102769	115757
	mit unbestimmter Laufzeit	15258	16472
A 5)	Schuldverschreibungen und andere festverzinsliche Wertpapiere		
	im Folgejahr fällig werdende Beträge	10736	15886

Laufzeitgliederung bestimmter Passivposten

in Mio €		2003	2002
P 1 b)	Verbindlichkeiten gegenüber Kreditinstituten		
	mit vereinbarter Laufzeit oder Kündigungsfrist		
	mit Restlaufzeit bis 3 Monate	41105	51372
	mehr als 3 Monate bis 1 Jahr	12879	18986
	mehr als 1 Jahr bis 5 Jahre	10714	6941
	mehr als 5 Jahre	5991	6234
	Verbindlichkeiten gegenüber Kunden		
P 2 ab)	Spareinlagen mit vereinbarter Kündigungsfrist von mehr als 3 Monaten		
	mit Restlaufzeit bis 3 Monate	3	5
	mehr als 3 Monate bis 1 Jahr	53	67
	mehr als 1 Jahr bis 5 Jahre	150	163
	mehr als 5 Jahre	—	—
P 2 b)	Begebene Hypotheken-Namenspfandbriefe,		
P 2 c)	begebene öffentliche Namenspfandbriefe,		
P 2 db)	andere Verbindlichkeiten mit vereinbarter Laufzeit oder Kündigungsfrist		
	mit Restlaufzeit bis 3 Monate	19431	23254
	mehr als 3 Monate bis 1 Jahr	4453	5590
	mehr als 1 Jahr bis 5 Jahre	15178	18997
	mehr als 5 Jahre	16917	16889
	Verbriefte Verbindlichkeiten		
P 3 a)	Begebene Schuldverschreibungen		
	im Folgejahr fällig werdende Beträge	21672	36603
P 3 b)	Andere verbriefte Verbindlichkeiten		
	mit Restlaufzeit bis 3 Monate	12	33
	mehr als 3 Monate bis 1 Jahr	—	—
	mehr als 1 Jahr bis 5 Jahre	—	—
	mehr als 5 Jahre	—	—

Beziehungen zu verbundenen Unternehmen und zu Beteiligungsunternehmen

in Mio €	An/gegenüber verbundene(n) Unternehmen 2003	An/gegenüber verbundene(n) Unternehmen 2002	An/gegenüber Unternehmen mit Beteiligungsverhältnis 2003	An/gegenüber Unternehmen mit Beteiligungsverhältnis 2002
Forderungen an Kreditinstitute	21 335	22 858	109	112
Forderungen an Kunden	3 781	5 480	1 916	1 621
Schuldverschreibungen und andere festverzinsliche Wertpapiere	557	2 590	114	145
Verbindlichkeiten gegenüber Kreditinstituten	13 286	17 546	352	472
Verbindlichkeiten gegenüber Kunden	6 383	7 562	1 244	795
Verbriefte Verbindlichkeiten	5 400	5 276	272	1 866
Nachrangige Verbindlichkeiten	1 677	1 637	—	—

Treuhandgeschäfte

Die Gesamtbeträge des Treuhandvermögens und der Treuhandverbindlichkeiten gliedern sich in folgende Aktiv- und Passivpositionen:

in Mio €	2003	2002
Forderungen an Kreditinstitute	40	—
Forderungen an Kunden	11	12
Aktien und andere nicht festverzinsliche Wertpapiere	—	—
Beteiligungen	12	17
Sonstige Vermögensgegenstände	—	—
Treuhandvermögen	**63**	**29**
Verbindlichkeiten gegenüber Kreditinstituten	11	12
Verbindlichkeiten gegenüber Kunden	12	17
Verbriefte Verbindlichkeiten	40	—
Treuhandverbindlichkeiten	**63**	**29**

Vermögensgegenstände und Schulden in Fremdwährung

Unser Fremdwährungsvolumen besteht zu 59,0% aus USD, zu 16,9% aus GBP und zu 10,7% aus JPY.

in Mio €	2003	2002
Vermögensgegenstände	45 261	69 577
Schulden	47 596	75 398

Dargestellt sind die Euro-Gegenwerte aller Währungen. Betragliche Unterschiede zwischen Vermögensgegenständen und Schulden sind in der Regel durch außerbilanzielle Geschäfte ausgeglichen.

Nachrangige Vermögensgegenstände

Nachrangige Vermögensgegenstände sind in folgenden Aktivposten enthalten:

in Mio €	2003	2002
Forderungen an Kreditinstitute	1 669	722
Forderungen an Kunden	188	173
Schuldverschreibungen und andere festverzinsliche Wertpapiere	1 398	963
Aktien und andere nicht festverzinsliche Wertpapiere	17	17
darunter: eigene Genussscheine aus Marktpflegebeständen	1	6

Wertpapiere und Finanzanlagen

Die in den entsprechenden Bilanzpositionen enthaltenen börsenfähigen Wertpapiere teilen sich nach börsennotierten und nicht börsennotierten Wertpapieren wie folgt auf:

in Mio €	Börsenfähige Wertpapiere 2003	Börsenfähige Wertpapiere 2002	davon börsennotiert 2003	davon börsennotiert 2002	davon nicht börsennotiert 2003	davon nicht börsennotiert 2002
Schuldverschreibungen und andere festverzinsliche Wertpapiere	44 607	56 233	41 389	51 069	3 218	5 164
Aktien und andere nicht festverzinsliche Wertpapiere	7 855	8 008	7 795	7 974	60	34
Beteiligungen	504	697	495	696	9	1
Anteile an verbundenen Unternehmen	6 698	8 924	6 698	2 294	—	6 630

Börsenfähige Wertpapiere des Bilanzpostens »Schuldverschreibungen und andere festverzinsliche Wertpapiere« mit einem Bilanzwert von 1097 Mio € sind nicht mit dem niedrigeren am Bilanzstichtag beizulegenden Wert bewertet, weil wir hier nicht von einer dauernden Wertminderung ausgehen. Die Differenz zwischen den Börsenwerten und den Buchwerten dieser Wertpapiere beträgt 70 Mio €.

Eigene Aktien

Zu Jahresbeginn 2003 sowie am 31. Dezember 2003 hatten weder wir noch von uns abhängige oder in unserem Mehrheitsbesitz stehende Unternehmen Aktien der HVB AG (eigene Aktien) im Bestand.

Im Rahmen des berichtspflichtigen Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen gemäß § 71 Abs. 1 Nr. 1 AktG zum Schutz der Funktionsfähigkeit des Marktes in ihren Aktien zu den jeweiligen Tageskursen 61 264 786 Stück Aktien der HVB AG zu einem durchschnittlichen Ankaufspreis von 14,74 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 14,85 € je Stück wieder veräußert. Der Mehrerlös ist in den Erträgen enthalten. Die erworbenen Aktien entsprechen einem Betrag von 184 Mio € bzw. 11,4% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien einschließlich der für unsere Mitarbeiter vorgesehenen Aktien belief sich während des Berichtsjahres auf 883 585 Stück (das entspricht einem Betrag von 3 Mio € bzw. 0,2% des Grundkapitals).

Am Jahresende waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 4 850 285 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 15 Mio € bzw. einem Anteil von 0,9% des Grundkapitals.

Sachanlagen

Die Sachanlagen in Höhe von 308 Mio € (2002: 334 Mio €) enthalten ausschließlich Betriebs- und Geschäftsausstattung.

Sonstige Vermögensgegenstände

in Mio €	2003	2002
Inkassopapiere wie Schecks, fällige Schuldverschreibungen, Zins- und Dividendenscheine	177	251
Bezahlte Prämien für noch nicht fällige Optionsgeschäfte	4 822	4 194
Gewinnansprüche	468	738
Bewertungsausgleichsposten für gebundene Währungspositionen	740	189
Gesellschaftsanteile zur Weiterveräußerung	5	205
Kaufpreisforderungen	5	43
Kapitalanlagen bei Lebensversicherungsgesellschaften	196	240
Ansprüche auf Steuererstattungen	137	549

Aktive Rechnungsabgrenzungsposten

in Mio €	2003	2002
Disagio aus Verbindlichkeiten	442	394
Agio aus Forderungen	90	30

Entwicklung des Anlagevermögens

in Mio €	Anschaffungs-/ Herstellungskosten	Zugänge Geschäftsjahr	Abgänge Geschäftsjahr
	1	2	3
Sachanlagen	889	118	182
Andere Vermögensgegenstände des Anlagevermögens	25	—	—
	Anschaffungskosten		
Beteiligungen	1 969		
Anteile an verbundenen Unternehmen[2]	11 159		
Wertpapiere des Anlagevermögens	8 787		

[1] Von der Zusammenfassungsmöglichkeit des § 34 Abs. 3 RechKredV wurde Gebrauch gemacht.

[2] Einschl. der 1996 von Porta GmbH zur Wiederveräußerung übernommenen Anteile der Brau und Brunnen AG.

[3] Einschl. Wertveränderung aus der Währungsumrechnung.

Sicherheitenübertragung für eigene Verbindlichkeiten

Für nachstehende Verbindlichkeiten wurden Vermögensgegenstände in Höhe von insgesamt 35 791 Mio € als Sicherheit übertragen.

in Mio €	2003	2002
Verbindlichkeiten gegenüber Kreditinstituten	28 933	23 758
Verbindlichkeiten gegenüber Kunden	5 606	3 978
Rückstellungen für Pensionen und ähnliche Verpflichtungen	1 252	–

Die eigenen Verbindlichkeiten, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben.

Als Pensionsgeber echter Pensionsgeschäfte haben wir Vermögensgegenstände mit einem Buchwert von 24 388 Mio € verpensioniert. Die Vermögensgegenstände sind weiterhin Bestandteil unserer Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus. Es handelt sich überwiegend um Offenmarktgeschäfte mit der Deutschen Bundesbank und Geschäfte an internationalen Geldmärkten.

Im Rahmen der Einrichtung eines Contractual Trust Arrangement (CTA) haben wir Sicherheiten an den Vermögenstreuhänder zur Absicherung von Pensionsverpflichtungen gegeben.

Sonstige Verbindlichkeiten

in Mio €	2003	2002
Ausgleichsposten für Swapgeschäfte und gebundene Währungspositionen	503	189
Erhaltene Prämien für noch nicht fällige Optionsgeschäfte	4 647	4 266
Noch nicht fällige Zinsen auf Genussrechtskapital	27	33
Verbindlichkeiten aus Zuschüssen an und Verlustübernahmen von Tochtergesellschaften	128	186
Verbindlichkeiten aus Wertpapier-Short-Positionen	1 887	918
Verpflichtungen aus Schuldübernahmen	582	396
Verbindlichkeit aus Abspaltung der Hypo Real Estate Group	458	–

Passive Rechnungsabgrenzungsposten

Die Disagien aus zum Nennwert bilanzierten Forderungen betragen 475 Mio €.

Umbuchungen Geschäftsjahr[3]	Zuschreibungen Geschäftsjahr	Abschreibungen kumuliert	Abschreibungen Geschäftsjahr	Restbuchwert 31.12.2003	Restbuchwert 31.12.2002
4	5	6	7	8	9
-6	—	511	98	308	334
—	—	—	—	25	25

Veränderungen +/-[1]				Restbuchwert 31.12.2003	Restbuchwert 31.12.2002
- 767				1 202	1 706
- 1 653				9 506	12 751
- 2 163				6 624	8 815

Rückstellungen

In der Position andere Rückstellungen sind die nachfolgend aufgeführten Posten enthalten:

in Mio €	2003	2002
Rückstellungen im Kreditgeschäft	381	334
Rückstellungen für drohende Verluste aus schwebenden Geschäften	488	528
Rückstellungen für ungewisse Verbindlichkeiten	543	510
darunter:		
Prämienzahlungen für Sparverträge	23	23
Jubiläumszahlungen	75	75
Zahlungen für Vorruhestand, Altersteilzeit u. Ä.	65	67
Zahlungen an Mitarbeiter	159	155
Rückstellungen für Restrukturierung	135	259
Andere Rückstellungen insgesamt	**1 547**	**1 631**

Nachrangige Verbindlichkeiten

In dieser Position sind anteilige Zinsen in Höhe von 191 Mio € enthalten. Im Jahr 2003 sind Zinsaufwendungen von 490 Mio € angefallen.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung nicht entstehen. Im Falle der Insolvenz oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden. Bei bankaufsichtsrechtlichen Eigenmitteln werden diese nachrangigen Verbindlichkeiten als Ergänzungskapital oder Drittrangmittel angerechnet.

Im Gesamtbetrag ist kein Einzelposten enthalten, der 10% der nachrangigen Verbindlichkeiten übersteigt.

Genussrechtskapital

Im Rahmen der Abspaltung der DIA Vermögensverwaltungs-GmbH, in der das gewerbliche Immobilienfinanzierungsgeschäft der HVB Group zusammengefasst war, wurde Genussrechtskapital im Verhältnis 4:1 in Höhe von 102 Mio € auf die Hypo Real Estate Holding AG übertragen.

Inhaber-Genussscheine von 1997 WKN 802 180	Nennbetrag, umgerechnet in Mio €
Inhaber-Genussscheine insgesamt	409
Eingeteilt in Genussscheine	
Stück 800 000 zu je € 511,29 (DM 1000,-)	

Die Genussscheininhaber haben nach den Emissionsbedingungen einen dem Gewinnanteil der Aktionäre vorgehenden Zinsanspruch von jährlich 6,75% des Nennbetrags. Der Zinsanspruch mindert sich mit Nachzahlungsanspruch während der Laufzeit der Genussscheine, soweit sich durch eine Ausschüttung ein Jahresfehlbetrag ergeben würde.

Die Rückzahlung erfolgt zum Nennbetrag – vorbehaltlich einer Teilnahme am Verlust – am Tag nach der Hauptversammlung, die über das Geschäftsjahr 2007 beschließt. Die Teilnahme an einem etwaigen Jahresfehlbetrag mindert den Rückzahlungsanspruch anteilig. Jahresüberschüsse in den Folgejahren erhöhen – befristet bis zum Ende der Laufzeit der Genussscheine – die Rückzahlungsansprüche wieder bis maximal zum Nennbetrag.

Da wir derzeit davon ausgehen, dass wir in den Folgejahren Gewinne erzielen werden, die dazu führen, dass die Rückzahlung zum Nennbetrag erfolgen wird, haben wir den Bilanzwert in 2003 nicht verändert. Die Zinszahlung für das Geschäftsjahr 2003 erfolgt am 30. April 2004.

Die Genussscheine verbriefen Gläubigerrechte, sie gewähren keinen Anteil am Liquidationserlös.

Die Genussscheine stellen für die Bank Eigenmittel im Sinne von § 10 Abs. 5 KWG dar.

EIGENKAPITAL

Entwicklung des bilanziellen Eigenkapitals

	in Mio €	in Mio €
Gezeichnetes Kapital		
Stand 1. 1. 2003	1 609	
Stand 31. 12. 2003		1 609
Kapitalrücklage		
Stand 1. 1. 2003	13 273	
Entnahme für Abspaltung der Hypo Real Estate Group	– 844	
Entnahme zum Ausgleich des Jahresfehlbetrages	– 3 303	
Stand 31. 12. 2003		9 126
Gewinnrücklagen		
Gesetzliche Rücklage		
Stand 1. 1. 2003	56	
Entnahme für Abspaltung der Hypo Real Estate Group	– 56	
Stand 31. 12. 2003		—
Andere Gewinnrücklagen		
Stand 1. 1. 2003	2 812	
Entnahme für Abspaltung der Hypo Real Estate Group	– 2 812	
Stand 31. 12. 2003		—
Bilanzgewinn		
Stand 1. 1. 2003	—	
Stand 31. 12. 2003		—
Eigenkapital Stand 31. 12. 2003		**10 735**

Genehmigtes Kapital

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31. 12. 2003 in Mio €
2001	22. 5. 2006	780	780

Bedingtes Kapital

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31. 12. 2003 in Mio €
2003	14. 5. 2008	375	375

Anteile am Grundkapital der HVB AG über 5%

in %	2003	2002
Münchener Rückversicherungs-Gesellschaft AG	25,6	25,6
E.ON AG	—	6,5
AV-Z Kapitalgesellschaft mbH	5,1	5,1

Anteilsbesitzliste gemäß § 285 Nr. 11 HGB

Die vollständige Aufstellung des Anteilsbesitzes als Bestandteil des Anhangs ist beim Handelsregister in München hinterlegt und kann unter unserer Internetadresse www.hvbgroup.com/anteilsbesitzliste abgerufen werden.

ANGABEN ZUR GEWINN- UND VERLUSTRECHNUNG

Eine Gewinn- und Verlustrechnung in Staffelform haben wir in den Lagebericht aufgenommen.

Dienstleistungsgeschäfte gegenüber Dritten

Wesentliche Dienstleistungen gegenüber Dritten erbrachten wir in der Depot- und Vermögensverwaltung sowie in der Vermittlung von Versicherungen, Bausparverträgen und Fondsanteilen.

Geographische Aufteilung der Erträge

Die
- Zinserträge,
- laufenden Erträge aus Aktien und anderen nicht festverzinslichen Wertpapieren, Beteiligungen und Anteilen an verbundenen Unternehmen,
- Erträge aus Gewinngemeinschaften, Gewinnabführungs- oder Teilgewinnabführungsverträgen,
- Provisionserträge,
- sonstigen betrieblichen Erträge sowie
- das Nettoergebnis aus Finanzgeschäften

verteilen sich regional wie folgt:

in Mio €	2003	2002
Deutschland	12676	15395
Übriges Europa	1230	1879
Amerika	525	822
Asien	355	607

Aufgliederung der sonstigen betrieblichen Erträge und Aufwendungen

Die sonstigen betrieblichen Aufwendungen enthalten unter anderem
- Abschreibungen auf sonstige Vermögensgegenstände,
- Zuführungen zu diversen Rückstellungen, die nicht das Kredit- und Wertpapiergeschäft betreffen sowie
- Beträge für die Betriebsgemeinschaft und das Personal.

Außerdem sind in den sonstigen betrieblichen Erträgen weiterberechnete Personal- und Sachkosten sowie Erträge aus der Auflösung von Rückstellungen, die nicht das Kredit- und Wertpapiergeschäft betreffen, enthalten.

Außerordentliche Aufwendungen

Im Zusammenhang mit der Abspaltung der Hypo Real Estate Group haben wir uns verpflichtet, Jahresfehlbeträge der Hypo Real Estate Bank AG bis zu maximal 590 Mio € (davon bis zu 460 Mio € in 2003) zu übernehmen, soweit diese durch gebildete Einzelwertberichtigungen bedingt wurden. In 2003 sind Aufwendungen in Höhe von 460 Mio € angefallen, die wir in der Kontoform der Gewinn- und Verlustrechnung als außerordentliche Aufwendungen und in der Staffelform im Saldo sonstiges Geschäft ausweisen.

Steuern vom Einkommen und vom Ertrag

Die Steuern vom Einkommen und vom Ertrag entfallen in vollem Umfang auf das Ergebnis der gewöhnlichen Geschäftstätigkeit. Bei den Steuern vom Einkommen und vom Ertrag sind insgesamt 4 Mio € mit Organgesellschaften verrechnete Steuern für frühere Jahre hinzugerechnet.

Jahresfehlbetrag

Durch die umfangreichen Bewertungsmaßnahmen ist ein Jahresfehlbetrag in Höhe von 3303 Mio € entstanden, der durch eine Entnahme aus der Kapitalrücklage gemäß § 150 Abs. 4 AktG ausgeglichen wird.

Haftungsverhältnisse und sonstige finanzielle Verpflichtungen

Der Gesamtbetrag der Eventualverbindlichkeiten aus Bürgschaften und Gewährleistungsverträgen von 24 279 Mio € setzt sich im Einzelnen wie folgt zusammen:

in Mio €	2003	2002
Kreditbürgschaften	5 878	6 764
Erfüllungsgarantien und Gewährleistungen	16 702	22 648
Außenhandelsbezogene Bürgschaften (Akkreditive)	1 699	1 969

Die unwiderruflichen Kreditzusagen in Höhe von 36 319 Mio € beziehen sich im Einzelnen auf:

in Mio €	2003	2002
Buchkredite	33 780	39 282
Hypotheken- und Kommunaldarlehen	1 270	2 010
Avalkredite	1 140	1 210
Wechselkredite	129	168

Sonstige finanzielle Verpflichtungen entstehen insbesondere im Immobilien- und IT-Bereich. Sie belaufen sich auf 341 Mio € jährlich. Ein wesentlicher Teilbereich davon entfällt auf Verträge mit Tochtergesellschaften. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Zum Bilanzstichtag haben wir Wertpapiere im Wert von 8668 Mio € als Sicherheit für Geschäfte an der Terminbörse EUREX AG, Frankfurt am Main sowie gegenüber Clearingstellen (Cleanstream Banking Luxembourg und Clearstream Banking AG, Frankfurt am Main) verpfändet.

Gegenüber Hotelbetriebsgesellschaften, an denen wir mittelbar mehrheitlich beteiligt sind, haben wir erklärt, dass wir etwaige Verluste dieser Gesellschaften durch Ertragszuschüsse ausgleichen werden.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Fondskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG-Immobilienfonds der Tochtergesellschaft H. F. S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind berücksichtigt worden. Zu Gunsten von Anteilsinhabern von Renten-/Geldmarktfonds einiger unserer Kapitalanlagegesellschaften haben wir Leistungsgarantien abgegeben.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2003 auf 463 Mio €, die Haftsummen für Genossenschaftsanteile auf 1 Mio €. Nachhaftungen gemäß § 24 GmbHG bestanden bei drei Gesellschaften mit beschränkter Haftung in Höhe von 16 Mio €.

Gemäß § 26 GmbHG bestand bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, Ende 2003 eine anteilige Nachschusspflicht in Höhe von 45 Mio € und bei der CMP Fonds I GmbH in Höhe von 30 Mio €. Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß § 5 Abs. 4 des Gesellschaftsvertrages.

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an zwei Personengesellschaften. Gemäß § 5 Abs. 10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zu Gunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß § 3 Abs. 1 des Statuts des Einlagensicherungsfonds für die Bank-Bausparkassen für unsere Bausparkassentochter abgegeben.

Ferner haben wir uns in Bestätigung und Fortsetzung unserer bereits bestehenden Haftungserklärung für die Hypo Real Estate Bank AG und die inzwischen mit ihr verschmolzene Westfälische Hypothekenbank AG gegenüber dem Bundesverband deutscher Banken e.V., Berlin, verpflichtet, diesen von allen Verlusten freizustellen, die dem Bundesverband durch Maßnahmen gem § 2 Abs. 2 des Statuts des Einlagensicherungsfonds zu Gunsten der fusionierten Gesellschaft entstehen. Diese Erklärung ist befristet bis zum 31. Dezember 2005.

Die HVB AG verpflichtete sich im Rahmen der Abspaltung der Hypo Real Estate Group gegenüber der Hypo Real Estate Bank AG, Jahresfehlbeträge bis zu maximal 590 Mio € zu übernehmen, soweit diese durch gebildete Einzelwertberichtigungen bedingt wurden. Die Verpflichtung besteht für das Geschäftsjahr 2003 (bis zu einem Höchstbetrag von 460 Mio €) und für das Jahr 2004. Zum Bilanzstichtag bestand hieraus eine Verbindlichkeit von 460 Mio €.

Patronatserklärungen

Die HVB AG trägt für die folgenden Gesellschaften, abgesehen vom Fall des politischen Risikos, im Rahmen ihrer Anteilsquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland
DAB Bank AG, München[1]
Financial Markets Service Bank GmbH, München
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]
Vereinsbank Victoria Bauspar Aktiengesellschaft, München
2. Kreditinstitute in übrigen Regionen
Banco Inversión, S.A., Madrid
Bank Austria Creditanstalt Aktiengesellschaft, Wien[1]
HVB Banque Luxembourg Société Anonyme, Luxemburg
HVB Singapore Limited, Singapur
Joint Stock Commercial Bank HVB Bank Ukraine, Kiew
3. Finanzdienstleistungsinstitute
HVB Finanziaria S.p.A., Mailand
HVB Alternative Investment AG, Wien
4. Finanzunternehmen
HVB Alternative Financial Products AG, Wien
HVB Risk Management Products Inc., New York
5. Unternehmen mit bankbezogenen Hilfsdiensten
HypoVereinsFinance N.V., Amsterdam

[1] Die Gesellschaft gibt in ihrem Geschäftsbericht für ausgewählte Tochterunternehmen eine Patronatserklärung mit gleichem Wortlaut ab.

In dem Umfang, in dem sich unsere Anteilsquote künftig reduziert, reduziert sich auch unsere Verpflichtung aus der vorstehenden Patronatserklärung hinsichtlich solcher Verpflichtungen der entsprechenden Gesellschaft, die erst nach dem Absinken unserer Anteilsbesitzquote begründet werden.

Für Gesellschaften, die im Geschäftsjahr 2003 oder einem früheren Geschäftsjahr aus der HVB Group ausgeschieden sind, zu deren Gunsten aber in früheren Geschäftsberichten der HVB AG Patronatserklärungen abgegeben wurden, wird seitens der HVB AG keine Patronatserklärung mehr abgegeben. Verbindlichkeiten dieser Gesellschaften, die nach dem Ausscheiden aus der HVB Group begründet wurden, werden weder von obiger noch von früher abgegebenen Patronatserklärungen erfasst.

Bankaufsichtsrechtliche Eigenmittel

Die Eigenmittel bestehen gemäß § 10 Abs. 2 KWG aus dem haftenden Eigenkapital und den Drittrangmitteln und betragen 15 547 Mio €.

Das haftende Eigenkapital setzt sich aus dem Kern- und Ergänzungskapital zusammen und beträgt 14 698 Mio €.

Mitarbeiter

Der durchschnittliche Personalstand beträgt:

	2003	2002
Mitarbeiter (ohne Auszubildende)	18 638	20 570
davon:		
Vollzeitbeschäftigte	14 962	16 664
Teilzeitbeschäftigte	3 676	3 906
Auszubildende	1 200	1 545

Nach der Betriebszugehörigkeit ergibt sich folgendes Bild:

in %	Mitarbeiterinnen	Mitarbeiter (ohne Auszubildende)	2003 insgesamt	2002 insgesamt
Betriebszugehörigkeit				
25 Jahre und darüber	14,2	22,4	17,9	18,8
15 bis unter 25 Jahre	20,4	22,2	21,2	20,8
10 bis unter 15 Jahre	28,2	18,0	23,6	20,5
5 bis unter 10 Jahre	21,2	18,0	19,7	19,7
unter 5 Jahren	16,0	19,4	17,6	20,2

Organbezüge

in Mio €	2003	2002
Mitglieder des Vorstands	8	8
Mitglieder des Aufsichtsrats	1	1
Mitglieder des Beirats und des europäischen Beraterkreises	1	1
Frühere Mitglieder des Vorstands und deren Hinterbliebene	17	14

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden per 31. Dezember 2003 Pensionsrückstellungen in Höhe des nach versicherungsmathematischen Grundsätzen gemäß § 6 a EStG ermittelten Teilwertes von 100 Mio € (2002: 92 Mio €).

Organkredite

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen sowie der eingegangenen Haftungsverhältnisse wie folgt dar:

in Mio €	2003	2002
Mitglieder des Vorstands	9	11
Mitglieder des Aufsichtsrats	2	2

Organe

Aufsichtsrat

Dr. Dr. h.c. Albrecht Schmidt
Vorsitzender seit 7. 1. 2003

Herbert Betz
stv. Vorsitzender bis 14. 5. 2003

Peter König
stv. Vorsitzender seit 14. 5. 2003

Dr. Hans-Jürgen Schinzler
seit 3. 3. 2003
stv. Vorsitzender seit 1. 1. 2004

Kurt F. Viermetz
bis 31. 12. 2003
stv. Vorsitzender bis 31. 12. 2003

Dr. Manfred Bischoff

Heidi Dennl
bis 14. 5. 2003

Volker Doppelfeld

Ernst Eigner
bis 14. 5. 2003

Helmut Gropper
bis 31. 1. 2003

Klaus Grünewald

Heinz-Georg Harbauer
bis 14. 5. 2003

Anton Hofer

Max Dietrich Kley

Friedrich Koch
seit 14. 5. 2003

Hanns-Peter Kreuser

Dr. Lothar Meyer

Dr. Diether Münich
seit 13. 1. 2004

Herbert Munker
seit 14. 5. 2003

Christoph Schmidt
bis 14. 5. 2003

Dr. Siegfried Sellitsch

Prof. Dr. Wilhelm Simson

Prof. Dr. Dr. h.c. Hans-Werner Sinn

Maria-Magdalena Stadler
seit 14. 5. 2003

Ursula Titze
seit 14. 5. 2003

Jens-Uwe Wächter
seit 14. 5. 2003

Helmut Wunder

Vorstand

Stephan Bub
bis 31. 5. 2003

Dr. Stefan Jentzsch

Dr. Michael Kemmer
seit 1. 6. 2003

Michael Mendel
seit 1. 2. 2003

Dieter Rampl

Gerhard Randa

Dr. Paul Siebertz
bis 31. 3. 2003

Dr. Wolfgang Sprißler

VERZEICHNIS DER MITGLIEDER DER ORGANE SOWIE DEREN MANDATE[1]

Aufsichtsrat

	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Dr. Dr. h.c. Albrecht Schmidt Ehemaliger Sprecher des Vorstands der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft Vorsitzender, seit 7. 1. 2003	Hypo Real Estate Bank AG, München (Vorsitzender)[2] bis 30. 9. 2003, Münchener Rückversicherungs-Gesellschaft AG, München, Siemens AG, Berlin und München	Familie Julius Thyssen Beteiligungsgesellschaft mbH, Mülheim/Ruhr seit 5. 12. 2003, Bank Austria Creditanstalt AG, Wien (Vorsitzender)[2] bis 17. 3. 2003
Herbert Betz Mitarbeiter der Bayerischen Hypo-und Vereinsbank Aktiengesellschaft Stellv. Vorsitzender, bis 14. 5. 2003		BVV Versicherungsverein des Bankgewerbes a.G. (stv. Vorsitzender), HypoVereinsbank-BKK, München
Peter König Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, Stellv. Vorsitzender seit 14. 5. 2003		
Dr. Hans-Jürgen Schinzler Ehemaliger Vorsitzender des Vorstands der Münchener Rückversicherungs-Gesellschaft AG, seit 2. 1. 2004 Mitglied des Aufsichtsrats der Münchener Rückversicherungs-Gesellschaft AG, seit 3. 3. 2003 Stellv. Vorsitzender seit 1. 1. 2004	ERGO Versicherungsgruppe AG, Düsseldorf (Vorsitzender) bis 31. 12. 03, Deutsche Telekom AG, Bonn, Metro AG, Düsseldorf, Münchener Rückversicherungs-Gesellschaft AG, München seit 2. 1. 2004	Aventis S. A., Schiltigheim
Kurt F. Viermetz Ehem. Vice Chairman der J. P. Morgan & Co. Incorporated, Stellv. Vorsitzender, bis 31. 12. 2003	ERGO Versicherungsgruppe AG, Düsseldorf, Hypo Real Estate Holding AG, München (Vorsitzender), Ruhrgas AG, Essen	Grosvenor Estate Holdings, London Federal Reserve Bank of New York (Member of the International Capital Advisory Committee), New York Stock Exchange (Chairman, International Capital Markets Committee)
Dr. Manfred Bischoff Chairman of the Board of EADS N.V.	DaimlerChrysler Luft- und Raumfahrt Holding AG, München (Vorsitzender)[2], DaimlerChrysler Aerospace AG, Ottobrunn (Vorsitzender)[2], MTU Aero Engines GmbH, München (Vorsitzender)[2] bis 31. 12. 2003, FRAPORT AG, Frankfurt am Main, Gerling Konzern Versicherungs-Beteiligungs-AG, Köln, J. M. Voith AG, Heidenheim	European Aeronautic Defence and Space Company EADS N.V., Amsterdam (Chairman of the Board), EADS Participations B.V., Amsterdam, Lagardère Sociétés S.A., Paris, Royal KPN N.V., Haaglanden
Heidi Dennl Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft bis 14. 5. 2003		
Volker Doppelfeld Vorsitzender des Aufsichtsrats der BMW AG, ehemaliges Mitglied des Vorstands der BMW AG	BMW AG, München (Vorsitzender), D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, München, IWKA AG, Karlsruhe	Bizerba GmbH & Co. KG
Ernst Eigner Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft bis 14. 5. 2003		

[1] Stand: 31. 1. 2004
[2] Konzernmandat

Aufsichtsrat

	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Helmut Gropper Ministerialdirektor a. D., bis 31. 1. 2003		Bayerische Eisenbahngesellschaft mbH, München bis 31. 1. 2003, Gesellschaft für den Staatsbediensteten-Wohnungsbau in Bayern mbH, München (Vorsitzender) bis 31. 1. 2003, Siedlungswerk Nürnberg GmbH, Nürnberg (Vorsitzender) bis 31. 1. 2003
Klaus Grünewald Fachbereichsleiter FB1, Landesbezirk Bayern der Vereinten Dienstleistungsgewerkschaft e.V.	Fiducia IT AG, Karlsruhe	
Heinz-Georg Harbauer Vorstandsvorsitzender des Bildungswerks der Vereinten Dienstleistungsgewerkschaft in Bayern e.V. bis 14. 5. 2003	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, München	
Anton Hofer Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		
Max Dietrich Kley Ehemaliger stellv. Vorsitzender des Vorstands der BASF AG, Mitglied des Aufsichtsrats der BASF AG	BASF AG, Ludwigshafen, Infineon Technologies AG, München (Vorsitzender)	Cazenove Group Plc., London, Großbritannien, Landesbank Rheinland-Pfalz, Mainz, Schott Glas (Unternehmensrat), Mainz
Friedrich Koch Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft seit 14. 5. 2003		
Hanns-Peter Kreuser Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		
Dr. Lothar Meyer Vorsitzender des Vorstands der ERGO Versicherungsgruppe AG	D.A.S. Deutscher Automobilschutz Allgemeine Rechtsschutz-Versicherungs-AG, München (Vorsitzender)[2], DKV Deutsche Krankenversicherung AG, Köln (Vorsitzender)[2], Hamburg-Mannheimer Sachversicherungs-AG, Hamburg (Vorsitzender)[2], Hamburg-Mannheimer Versicherungs-AG, Hamburg (Vorsitzender)[2], KarstadtQuelle Lebensversicherung AG, Fürth (Vorsitzender)[2], KarstadtQuelle Versicherung AG, Fürth[2], VICTORIA Krankenversicherung AG, Düsseldorf (Vorsitzender)[2], VICTORIA Lebensversicherung AG, Düsseldorf (Vorsitzender)[2], VICTORIA Versicherung AG, Düsseldorf (Vorsitzender)[2]	

[1] Stand: 31. 1. 2004
[2] Konzernmandat

Aufsichtsrat

	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Herbert Munker Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft seit 14. 5. 2003		
Dr. Diether Münich Rechtsanwalt seit 13. 1. 2004	HVB Immobilien AG, München, Internationales Immobilien-Institut GmbH, München, Tivoli Grundstücks-Aktiengesellschaft, München (Vorsitzender)	
Christoph Schmidt Mitarbeiter der Vereins- und Westbank Aktiengesellschaft bis 14. 5. 2003	Vereins- und Westbank Aktiengesellschaft, Hamburg[2]	
Dr. Siegfried Sellitsch Vorsitzender des Vorstands der Wiener Städtischen Wechselseitigen Versicherungsanstalt – Vermögensverwaltung, Wien		Bank Winter & Co. Aktiengesellschaft, Wien, (Vorsitzender), Bene Gesellschaft mbH., Wien, Böhler-Uddeholm Aktiengesellschaft, Wien, Österreichische Unilever Gesellschaft mbH, Wien, UBM-Realitätenentwicklung AG, Wien (Vorsitzender), Wüstenrot Wohnungswirtschaft registrierte Genossenschaft mbH, Salzburg, Ringturm KAG, Wien (Vorsitzender)[2]
Prof. Dr. Wilhelm Simson Ehemaliger Vorsitzender des Vorstands der E.ON AG, Mitglied des Aufsichtsrats der E.ON AG	Degussa AG, Düsseldorf, E.ON AG, Düsseldorf, Frankfurter Allgemeine Zeitung GmbH, Frankfurt	Jungbunzlauer Holding AG, Chur
Prof. Dr. Dr. h.c. Hans-Werner Sinn Präsident des ifo Instituts für Wirtschafts- forschung		
Maria-Magdalena Stadler Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft seit 14. 5. 2003		
Ursula Titze Mitarbeiterin der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft seit 14. 5. 2003		
Jens-Uwe Wächter Mitarbeiter der Vereins- und Westbank Aktiengesellschaft seit 14. 5. 2003	Vereins- und Westbank Aktiengesellschaft, Hamburg (stellv. Vorsitzender)[2]	
Helmut Wunder Mitarbeiter der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft		HypoVereinsbank-BKK, München (Vorsitzender) bis 31. 12. 2003

[1] Stand: 31. 1. 2004
[2] Konzernmandat

Vorstand

	Mandate in anderen gesetzlich zu bildenden Aufsichtsräten von inländischen Gesellschaften	Mitgliedschaft in vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Stephan Bub bis 31. 5. 2003		HVB Grand Central Re Ltd., Hamilton, Bermuda[2] bis 16. 1. 2004
Dr. Stefan Jentzsch	DAB Bank AG, München (Vorsitzender)[2], Deutsche Börse AG, Frankfurt/Main, HVB Informations-Verarbeitungs-GmbH, München[2], HVB Systems GmbH, Unterföhring[2], Infineon Technologies AG, München, Vereins- und Westbank Aktiengesellschaft, Hamburg[2]	Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], Deutsches Museum, München, HVB Alternative Financial Products AG, Wien[2], HVB Alternative Investment AG, Wien (Vorsitzender)[2], HVB Wealth Management Holding GmbH, München[2]
Dr. Michael Kemmer seit 1. 6. 2003	HVB Immobilien AG, München[2], SchmidtBank GmbH & Co. KGaA, Hof	HVB Grand Central Re Ltd., Hamilton, Bermuda[2] ab 17. 1. 2004
Michael Mendel seit 1. 2. 2003	Aveco Holding AG, Frankfurt ERWO Holding AG, Nürnberg bis 31. 12. 2003, German Incubator GI Ventures AG, München, Kennametal Hertel AG, Fürth, Rhön-Klinikum AG, Bad Neustadt/Saale, Vereinsbank Victoria Bauspar Aktiengesellschaft, München (Vorsitzender)[2]	Bank Austria Creditanstalt Aktiengesellschaft, Wien[2], HVB Banque Luxembourg Société Anonyme, Luxemburg[2], HVB Beteiligungs-GmbH & Co. Verwaltungs KG, München[2], HVB Wealth Management Holding GmbH, München (Vorsitzender)[2], MAHAG – Münchener Automobil-Handel Haberl GmbH & Co. KG, München
Dieter Rampl	Bavaria Film GmbH, München, Bayerische Börse AG, München (Vorsitzender) Bode Grabner Beye AG & Co. KG, Grünwald bei München[2], Brau und Brunnen Aktiengesellschaft, Berlin und Dortmund (Vorsitzender)[2], FC Bayern München AG, München, Koenig & Bauer AG, Würzburg, Vereins- und Westbank Aktiengesellschaft, Hamburg (Vorsitzender)[2] bis 3. 3. 2004	Bavaria Filmkunst GmbH, München
Gerhard Randa	HVB Immobilien AG, München (Vorsitzender)[2], HVB Informations-Verarbeitungs-GmbH, München (Vorsitzender)[2], HVB Systems GmbH, Unterföhring (Vorsitzender)[2]	Austrian Airlines Österr. Luftverkehrs AG, Wien, Bank Austria Creditanstalt Aktiengesellschaft, Wien (Vorsitzender)[2], Bank Przemyslowo-Handlowy PBK S.A., Krakau[2], HVB Wealth Management Holding GmbH, München[2], Magna International Inc., Toronto, Oesterreichische Kontrollbank Aktiengesellschaft, Wien (Vorsitzender)
Dr. Paul Siebertz bis 31. 3. 2003	Bayerische Immobilien AG, München	
Dr. Wolfgang Sprißler	D.A.S. Deutscher Automobil Schutz Allgemeine Rechtsschutz-Versicherungs-AG, München, HVB Systems GmbH, Unterföhring[2], Thyssen-Krupp Materials AG, Düsseldorf	Bank Austria Creditanstalt Aktiengesellschaft, Wien[2] BVV Versicherungsverein des Bankgewerbes a. G., Berlin Delmora Bank GmbH, Frankfurt/Main (Vorsitzender), Dr. Robert Pfleger Chemische Fabrik GmbH, Bamberg HVB Banque Luxembourg Société Anonyme, Luxemburg (Vorsitzender)[2], Liquiditäts-Konsortialbank GmbH, Frankfurt/Main

[1] Stand: 31. 1. 2004
[2] Konzernmandat

Zusammenstellung der Mandate von Mitarbeitern

	Mandate in anderen gesetzlich zu bildenden Aufsichtsgremien von großen Kapitalgesellschaften
Dr. Wolfgang Bassermann	Dermapharm AG, Grünwald, Michael Huber München (MHM) Holding GmbH, Kirchheim, Rathgeber AG, München
Hans-Frieder Bauer	SpaceNet AG, München
Daniel Becker	KoCosS Messtechnik AG, Korbach
Günther Berger	Activest Investmentgesellschaft mbH, München[2], Gildemeister AG, Bielefeld, PlanetHome AG, München[2]
Markus Beumer	Internationales Immobilien-Institut GmbH, München[2]
Dr. Andreas Bohn	HVB-Offene Unternehmensbeteiligungs-Aktiengesellschaft, München[2]
Jürgen Cancik	HVB Immobilien AG, München[2] Internationales Immobilien-Institut GmbH, München (Vorsitzender)[2]
Carsten Eckert	Chemie Pensionsfonds AG, München[2] HVB Pensionsfonds AG, München[2]
Dr. Peter Ermann bis 31. 12. 2003	Bankhaus BethmannMaffei OHG, München (Vorsitzender)[2]
Gunter Ernst	Brau und Brunnen Aktiengesellschaft, Berlin und Dortmund[2], DAB Bank AG, München[2], Dyckerhoff AG, Wiesbaden, Gütermann AG, Gutach, HVB-Offene Unternehmensbeteiligungs Aktiengesellschaft, München[2], Schwäbische Bank AG, Stuttgart, Westfalenbank AG, Bochum
Matthias Glückert	Oechsler AG
Wolfgang Haller	Financial Markets Service Bank GmbH, München (Vorsitzender)[2], HVB Immobilien AG, München[2], HVB Informations-Verarbeitungs-GmbH, München[2], HVB Systems GmbH, Unterföhring[2]
Kai-Uwe Henkel	RENERCO Renewable Energy Concepts Aktiengesellschaft
Klaus Holzmann	Yorma's AG, Deggendorf
Werner Kaindl	SAW AG, München

[1] Stand: 31. 1. 2004
[2] Konzernmandat

Zusammenstellung der Mandate von Mitarbeitern

	Mandate in anderen gesetzlich zu bildenden Aufsichtsgremien von großen Kapitalgesellschaften
Günter Kaupitz	Leipziger Stadtbau AG, Leipzig
Dr. Rainer Krütten	Activest Investmentgesellschaft mbH, München[2], Bankhaus BethmannMaffei OHG, München[2], Internationales Immobilien-Institut, München[2]
Heinz Laber	HVB Pensionsfonds AG, München[2]
Andreas Mach	Odeon Film AG, Grünwald
Jens-Peter Neumann	INDEXCHANGE Investment AG, Unterföhring (Vorsitzender)[2]
Wilhelm Niehoff	TC TrustCenter AG, Hamburg
Dr. Burkhard Pauluhn	HVB Informations-Verarbeitungs-GmbH, München[2]
Josef Paulus	BUL Bergbausanierung und Landschaftsgestaltung Sachsen GmbH, Sabrodt
Dr. Guido Schacht	AVAG Holding AG, Augsburg
Dr. Michael Schiwietz	stb software technologie beratung AG
Dr. Stefan Schmittmann bis 9. 1. 2004	Schaltbau Holding AG, München
Christopher Schütz	Financial Markets Service Bank GmbH, München[2]
Ronald Seilheimer	Chemie Pensionsfonds AG, München[2], HVB Pensionsfonds AG, München (Vorsitzender)[2], HVB Offene Unternehmensbeteiligungs-Aktiengesellschaft, München (Vorsitzender)[2]
Raymond Trotz	Aufbaugesellschaft Bayern GmbH, München[2], Internationales Immobilien-Institut GmbH, München[2]
Armin Voggel	Aktienbrauerei Kaufbeuren AG, Kaufbeuren (Vorsitzender)[2]
Peter Wallner	Matino AG, Berlin
Christoph Wetzel	Financial Markets Service Bank GmbH, München[2], HVB Informations-Verarbeitungs-GmbH, München[2], TC TrustCenter AG, Hamburg
Andreas Wölfer	Activest Investmentgesellschaft mbH, München (Vorsitzender)[2], Bankhaus BethmannMaffei OHG, München[2], DAB Bank AG, München[2], INDEXCHANGE Investment AG, Unterföhring[2], Vereinsbank Victoria Bauspar Aktiengesellschaft, München[2]
Günter Zehner	Bayern Treuhand Obermeier & Kilger AG, München (Vorsitzender)

[1] Stand: 31. 1. 2004
[2] Konzernmandat

ANGABEN ZUM HYPOTHEKENBANKGESCHÄFT

Deckungsrechnung

in Mio €	2003	2002
A. Hypothekenpfandbriefe		
Ordentliche Deckung		
1. Forderungen an Kreditinstitute		
Hypothekendarlehen	5	6
2. Forderungen an Kunden		
Hypothekendarlehen	56 295	57 145
3. Sachanlagen (Grundschulden auf bankeigene Grundstücke)	—	—
4. Ausgleichsforderungen gegen die öffentliche Hand	—	—
5. Sonstige Vermögensgegenstände	—	—
Ersatzdeckung		
1. Andere Forderungen an Kreditinstitute	—	420
2. Schuldverschreibungen und andere festverzinsliche Wertpapiere	511	2 255
3. Ausgleichsforderungen gegen die öffentliche Hand	—	—
Zwischensumme	**56 811**	**59 826**
Summe der deckungspflichtigen Hypothekenpfandbriefe	55 416	58 562
Überdeckung	**1 395**	**1 264**
B. Öffentliche Pfandbriefe		
Ordentliche Deckung		
1. Forderungen an Kreditinstitute	585	683
Hypothekendarlehen	—	—
Kommunalkredite	585	683
2. Forderungen an Kunden	10 948	12 870
Hypothekendarlehen	167	219
Kommunalkredite	10 781	12 651
3. Weitere ordentliche Deckung	6 997	6 710
Ersatzdeckung		
Andere Forderungen an Kreditinstitute	—	—
Zwischensumme	**18 530**	**20 263**
Summe der deckungspflichtigen öffentlichen Pfandbriefe	15 507	18 025
Überdeckung	**3 023**	**2 238**

Hypothekendarlehen

	Anzahl der beliehenen Objekte	2003 in Mio €	2002 in Mio €
1. Gliederung der Deckungshypotheken nach			
a) Größengruppen			
bis einschließlich € 50 000,–	151 437	4 864	5 043
über € 50 000,– bis € 500 000,–	270 396	28 871	30 776
über € 500 000,–	10 045	22 565	21 333
	431 878	**56 300**	**57 152**
b) Gebieten, in denen die beliehenen Grundstücke liegen			
Baden-Württemberg	40 418	4 360	4 486
Bayern	151 243	20 613	20 814
Berlin	15 771	3 301	3 190
Brandenburg	17 359	2 247	2 219
Bremen	1 123	179	181
Hamburg	5 505	1 223	1 267
Hessen	22 312	4 190	4 266
Mecklenburg-Vorpommern	7 300	830	812
Niedersachsen	16 758	1 821	1 849
Nordrhein-Westfalen	43 843	5 568	5 900
Rheinland-Pfalz	16 681	1 760	1 814
Saarland	5 416	501	518
Sachsen	39 519	4 448	4 493
Sachsen-Anhalt	14 921	1 609	1 649
Schleswig-Holstein	16 754	1 685	1 612
Thüringen	16 922	1 943	2 055
	431 845	**56 278**	**57 125**
Frankreich/Monaco	12	9	9
Luxemburg	1	4	9
Niederlande	2	4	7
Österreich	8	2	2
Spanien	10	3	—
	33	**22**	**27**
	431 878	**56 300**	**57 152**
c) Art der Pfandobjekte			
gewerblich genutzte Grundstücke		13 673	14 433
Wohnzwecken dienende Grundstücke		39 903	39 890
Bauplätze		137	145
unfertige, noch nicht ertragsfähige Neubauten		2 538	2 634
landwirtschaftlich genutzte Grundstücke		49	50
		56 300	**57 152**
2. Rückzahlungen			
planmäßige Tilgungen		2 681	2 664
außerplanmäßige Rückzahlungen		4 210	3 362
Rückzahlungen nach Ablauf der Konditionenbedingungen		3 939	2 385
		10 830	**8 411**

	Anzahl der Fälle	Hiervon entfallen auf Grundstücke Gewerblich genutzt	Wohnzwecken dienend
3. Zwangsmaßnahmen			
a) am 31. 12. 2003 anhängige Zwangsversteigerungsverfahren	5 525	387	5 138
Zwangsverwaltungsverfahren	210	33	177
Zwangsversteigerungsverfahren und Zwangsverwaltungsverfahren	3 519	443	3 076
	9 254	**863**	**8 391**
(Vergleichswerte von 2002	9 574	789	8 785)
b) in 2003 durchgeführte			
Zwangsversteigerungsverfahren	3 288	187	3 101
(Vergleichswerte von 2002	1 672	82	1 590)
4. Grundstücksübernahmen			
in 2003 wurden zur Verhütung			
von Verlusten übernommen	—	—	—
(Vergleichswerte von 2002	5	—	5)

Zinsrückstände

Die Zinsrückstände bei Hypotheken aus Fälligkeiten vom 1. Oktober 2002 bis 30. September 2003 beliefen sich auf 125 Mio € und wurden in erforderlichem Umfang wertberichtigt. Die Rückstände verteilen sich auf:

in Mio €	2003	2002
Gewerblich genutzte Grundstücke	30	30
Wohnzwecken dienende Grundstücke	95	92

Der vorliegende Jahresabschluss wurde am 2. März 2004
aufgestellt.

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

DER VORSTAND

Jentzsch Kemmer Mendel Rampl Randa Sprißler

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Jahresabschluss unter Einbeziehung der Buchführung und den Lagebericht der Bayerischen Hypo- und Vereinsbank AG, München, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2003 geprüft. Die Buchführung und die Aufstellung von Jahresabschluss und Lagebericht nach den deutschen handelsrechtlichen Vorschriften und den ergänzenden Regelungen in der Satzung liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Jahresabschluss unter Einbeziehung der Buchführung und über den Lagebericht abzugeben.

Wir haben unsere Jahresabschlussprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluss und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfasst die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstands sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Unsere Prüfung hat zu keinen Einwendungen geführt.

Nach unserer Überzeugung vermittelt der Jahresabschluss unter Beachtung der Grundsätze ordnungsmäßiger Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

München, den 5. März 2004

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Prof. Dr. Wiedmann — Wirtschaftsprüfer

Pastor — Wirtschaftsprüfer

KONZERNABSCHLUSS DER HVB GROUP FÜR DAS JAHR 2002

MIT GEWINNVERWENDUNG FÜR DIE ZEIT VOM 1. JANUAR BIS 31. DEZEMBER 2002

ERTRÄGE/AUFWENDUNGEN

	Notes	2002	2001	Veränderungen	
		in Mio €	in Mio €	in Mio €	in %
Zinserträge	30	33 846	38 784	– 4 938	– 12,7
Zinsaufwendungen	30	27 197	31 453	– 4 256	– 13,5
Zinsüberschuss	30	6 649	7 331	– 682	– 9,3
Kreditrisikovorsorge	31	3 797	2 074	+ 1 723	+ 83,1
Zinsüberschuss nach Kreditrisikovorsorge		2 852	5 257	– 2 405	– 45,7
Provisionserträge		3 334	3 592	– 258	– 7,2
Provisionsaufwendungen		650	715	– 65	– 9,1
Provisionsüberschuss	32	2 684	2 877	– 193	– 6,7
Handelsergebnis	33	787	592	+ 195	+ 32,9
Verwaltungsaufwand	34	7 076	7 716	– 640	– 8,3
Saldo sonstige betriebliche Erträge/Aufwendungen	35	115	485	– 370	– 76,3
Betriebsergebnis		**– 638**	**1 495**	**– 2 133**	
Finanzanlageergebnis	38	649	530	+ 119	+ 22,5
Abschreibungen auf Geschäfts- oder Firmenwerte	39	395	321	+ 74	+ 23,1
Zuführung zu Restrukturierungsrückstellungen	40	286	19	+ 267	
Saldo übrige Erträge/Aufwendungen	41	– 151	– 136	– 15	– 11,0
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern		**– 821**	**1 549**	**– 2 370**	
Ertragsteuern	19, 42	37	582	– 545	– 93,6
Jahresüberschuss/-fehlbetrag		**– 858**	**967**	**– 1 825**	
Fremdanteile am Jahresüberschuss/-fehlbetrag		29	– 29	+ 58	
Jahresüberschuss/-fehlbetrag ohne Fremdanteile		**– 829**	**938**	**– 1 767**	
Veränderung der Gewinnrücklagen		– 829	481	– 1 310	
Konzerngewinn		**—**	**457**	**– 457**	**– 100,0**

Die HVB AG hat im Geschäftsjahr 2002 keinen Bilanzgewinn erzielt. Deshalb erfolgt für dieses Geschäftsjahr keine Dividendenzahlung.

ERGEBNIS JE AKTIE

	Notes	2002	2001
Ergebnis je Aktie in € (bereinigt um Goodwill-abschreibungen)	43	**– 0,81**	**2,35**
Ergebnis je Aktie in €	43	**– 1,55**	**1,75**

AKTIVA

	Notes	2002 in Mio €	2001 in Mio €	Veränderungen in Mio €	Veränderungen in %
Barreserve	45	5 373	8 036	– 2 663	– 33,1
Handelsaktiva	7, 46	85 252	69 210	+ 16 042	+ 23,2
Forderungen an Kreditinstitute	8, 47	73 867	89 499	– 15 632	– 17,5
Forderungen an Kunden	8, 48	409 938	431 060	– 21 122	– 4,9
Wertberichtigungen auf Forderungen	9, 49	–13 716	–12 471	– 1 245	– 10,0
Finanzanlagen	10, 51	101 998	114 493	– 12 495	– 10,9
Sachanlagen	11, 52	3 473	4 324	– 851	– 19,7
Immaterielle Vermögenswerte	13, 53	3 816	4 046	– 230	– 5,7
Sonstige Aktiva	54	21 156	20 354	+ 802	+ 3,9
Summe der Aktiva		**691 157**	**728 551**	**– 37 394**	**– 5,1**

PASSIVA

	Notes	2002	2001	Veränderungen	
		in Mio €	in Mio €	in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	14, 58	143 361	134 624	+ 8 737	+ 6,5
Verbindlichkeiten gegenüber Kunden	14, 59	154 922	171 662	- 16 740	- 9,8
Verbriefte Verbindlichkeiten	14, 60	271 561	310 709	- 39 148	- 12,6
Handelspassiva	15, 61	51 479	29 150	+ 22 329	+ 76,6
Rückstellungen	16, 62	10 931	9 871	+ 1 060	+ 10,7
Sonstige Passiva	17, 63	21 549	20 888	+ 661	+ 3,2
Nachrangkapital	64	22 311	23 487	- 1 176	- 5,0
Anteile in Fremdbesitz	65	813	3 050	- 2 237	- 73,3
Eigenkapital	66	14 230	25 110	- 10 880	- 43,3
Gezeichnetes Kapital		1 609	1 609	—	—
Kapitalrücklage		13 112	13 133	- 21	- 0,2
Gewinnrücklagen		2 882	4 326	- 1 444	- 33,4
Bewertungsänderungen von Finanzinstrumenten		- 3 373	5 585	- 8 958	
AfS-Rücklage		- 1 319	6 135	- 7 454	
Hedge-Rücklage		- 2 054	- 550	- 1 504	
Konzerngewinn		—	457	- 457	- 100,0
Summe der Passiva		**691 157**	**728 551**	**- 37 394**	**- 5,1**

ENTWICKLUNG DES EIGENKAPITALS 2002

in Mio €	Gezeichnetes Kapital	Kapitalrücklage	Gewinnrücklagen	Bewertungsänderungen von Finanzinstrumenten		Konzerngewinn	Eigenkapital
				AfS-Rücklage	Hedge-Rücklage[1]		
Bestand zum 1. 1. 2001	**1 607**	**13 228**	**3 969**	**10 222**	**-130**	**456**	**29 352**
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten	—	—	—	-4 133	-424	—	-4 557
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten	—	—	—	+46	+4	—	+50
Ausschüttung der HVB AG	—	—	—	—	—	-456	-456
Veränderung aus Jahresüberschuss/-fehlbetrag	—	—	+481	—	—	+457	+938
Kapitalerhöhungen für Belegschaftsaktien	+2	—	—	—	—	—	+2
Einstellung aus Agio durch Kapitalerhöhungen für Belegschaftsaktien	—	+46	—	—	—	—	+46
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente	—	-141	—	—	—	—	-141
Veränderungen im Konsolidierungskreis	—	—	-9	—	—	—	-9
Veränderungen aus Währungseinfluss und sonstige Veränderungen	—	—	-115	—	—	—	-115
Bestand zum 31. 12. 2001	**1 609**	**13 133**	**4 326**	**6 135**	**-550**	**457**	**25 110**
Bestand zum 1. 1. 2002	**1 609**	**13 133**	**4 326**	**6 135**	**-550**	**457**	**25 110**
Erfolgsneutrale Bewertungsänderungen von Finanzinstrumenten	—	—	—	-7 035	-1 341	—	-8 376
Erfolgswirksame Bewertungsänderungen von Finanzinstrumenten	—	—	—	-157	-164	—	-321
Ausschüttung der HVB AG	—	—	—	—	—	-457	-457
Veränderung aus Jahresüberschuss/-fehlbetrag	—	—	-829	—	—	—	-829
Kapitalerhöhungen für Belegschaftsaktien	—	—	—	—	—	—	—
Einstellung aus Agio durch Kapitalerhöhungen für Belegschaftsaktien	—	—	—	—	—	—	—
Bestandsveränderungen und Ergebnis eigener Eigenkapitalinstrumente	—	-21	—	—	—	—	-21
Veränderungen im Konsolidierungskreis	—	—	-168	-262	+1	—	-429
Veränderungen aus Währungseinfluss und sonstige Veränderungen	—	—	-447	—	—	—	-447
Bestand zum 31. 12. 2002	**1 609**	**13 112**	**2 882**	**-1 319**	**-2 054**	**—**	**14 230**

[1] Vergleiche hierzu unsere Ausführungen im Financial Review.

Die Veränderungen der Anteile in Fremdbesitz sind in den Notes dargestellt.

KAPITALFLUSSRECHNUNG[1]

	2002 in Mio €	2001 in Mio €
Jahresüberschuss/-fehlbetrag	**-858**	**967**
Abschreibungen, Wertberichtigungen und Zuschreibungen auf Forderungen und Zuführungen zu Rückstellungen im Kreditgeschäft	3898	2231
Abschreibungen abzüglich Zuschreibungen auf Anlagevermögen	1799	1859
Veränderung anderer zahlungsunwirksamer Posten	-7358	-685
Gewinne aus der Veräußerung von Anlagevermögen	-1704	-750
Sonstige Anpassungen (i. W. gezahlte Ertragsteuern, erhaltene Zinsen abzüglich gezahlte Zinsen und erhaltene Dividenden)	-6885	-7147
Zwischensumme	**-11108**	**-3525**
Veränderung von Vermögenswerten und Verbindlichkeiten der operativen Geschäftstätigkeit nach Korrektur um zahlungsunwirksame Vorgänge		
Zugänge Vermögenswerte/Abgänge Verbindlichkeiten (-)		
Abgänge Vermögenswerte/Zugänge Verbindlichkeiten (+)		
Handelsaktiva	5012	4769
Forderungen an Kreditinstitute	14240	-1278
Forderungen an Kunden	16095	-8817
Andere Aktiva aus operativer Geschäftstätigkeit	808	2078
Verbindlichkeiten gegenüber Kreditinstituten	11786	-5064
Verbindlichkeiten gegenüber Kunden	-14027	15417
Verbriefte Verbindlichkeiten	-39618	-6213
Andere Passiva aus operativer Geschäftstätigkeit	9756	2098
Gezahlte Ertragsteuern	-503	-239
Erhaltene Zinsen	34663	39935
Gezahlte Zinsen	-29348	-34094
Erhaltene Dividenden	305	573
Cashflow aus operativer Geschäftstätigkeit	**-1939**	**5640**
Einzahlungen aus der Veräußerung von Finanzanlagen	17542	14449
Einzahlungen aus der Veräußerung von Sachanlagen	325	267
Auszahlungen für den Erwerb von Finanzanlagen	-11089	-13977
Auszahlungen für den Erwerb von Sachanlagen	-913	-1407
Effekte aus der Veränderung des Konsolidierungskreises	1023	-2013
Cashflow aus Investitionstätigkeit	**6888**	**-2681**
Einzahlungen aus Kapitalerhöhungen	—	-93
Dividendenzahlungen	-457	-456
Mittelveränderungen aus Nachrangkapital	-990	1428
Mittelveränderungen aus sonstiger Finanzierungstätigkeit	-6061	-2383
Cashflow aus Finanzierungstätigkeit	**-7508**	**-1504**
Zahlungsmittelbestand zum Ende der Vorperiode	8036	6509
+/- Cashflow aus operativer Geschäftstätigkeit	-1939	5640
+/- Cashflow aus Investitionstätigkeit	6888	-2681
+/- Cashflow aus Finanzierungstätigkeit	-7508	-1504
+/- Effekte aus Wechselkursänderungen	-104	72
Zahlungsmittelbestand zum Ende der Periode	**5373**	**8036**

[1] Vergl. detaillierte Erläuterungen in den Notes.

Notes

ERLÄUTERUNGEN (NOTES) ZUM KONZERNABSCHLUSS		Befreiender Konzernabschluss nach IFRS
BILANZIERUNGS- UND BEWERTUNGSMETHODEN	1	Konzerneinheitliche Bilanzierung
	2	Stetigkeit
	3	Änderungen der Ansatz-, Bewertungs- und Ausweismethoden
	4	Konsolidierungskreis
	5	Konsolidierungsgrundsätze
	6	Finanzinstrumente
	7	Handelsaktiva
	8	Forderungen
	9	Wertberichtigungen auf Forderungen und Rückstellungen im Kreditgeschäft (Risikovorsorge)
	10	Finanzanlagen
	11	Sachanlagen
	12	Leasinggeschäft
	13	Immaterielle Vermögenswerte
	14	Verbindlichkeiten
	15	Handelspassiva
	16	Rückstellungen
	17	Sonstige Passiva
	18	Währungsumrechnung
	19	Ertragsteuern
	20	Einstellung von Bereichen
SEGMENT-BERICHTERSTATTUNG	21	Erläuterungen zur Segmentberichterstattung nach Geschäftsfeldern (primäre Segmentierung)
	22	Erfolgsrechnung nach Geschäftsfeldern
	23	Kennziffern nach Geschäftsfeldern
	24	Bilanzzahlen nach Geschäftsfeldern
	25	Kennziffern zur Risikovorsorge nach Geschäftsfeldern

ERLÄUTERUNGEN (NOTES) ZUM KONZERNABSCHLUSS

BEFREIENDER KONZERNABSCHLUSS NACH IFRS

Als weltweit tätiges Unternehmen bilanzieren wir nach den Anforderungen des International Accounting Standards Board (IASB).

Unseren Aktionären und allen anderen Interessierten steht damit eine verlässliche und international vergleichbare Grundlage für die Bewertung der HVB Group und ihrer Ertragslage zur Verfügung. Unsere wertorientierte Unternehmenssteuerung baut ebenfalls auf dieser Rechnungslegung auf.

Den Konzernabschluss 2002 haben wir nach den International Financial Reporting Standards (IFRS) als befreienden Konzernabschluss gemäß § 292 a HGB erstellt. Die IFRS umfassen die bisherigen International Accounting Standards (IAS) und Interpretationen des Standing Interpretations Committee (SIC) sowie die Standards und Interpretationen, die vom IASB künftig herausgegeben werden. Materiell hat sich durch die IFRS keine Änderung im Vergleich zu dem bisherigen »IAS-Konzernabschluss« ergeben. Der Abschluss steht im Einklang mit den von uns anzuwendenden EU-Richtlinien und ist in seiner Aussagekraft einem HGB-Abschluss gleichwertig.

Bis auf wenige Ausnahmen besteht eine grundsätzliche Konformität zwischen den IFRS und den EU-Rechnungslegungsvorschriften. Diese Ausnahmen waren für den Konzern der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft (HVB AG) ohne wesentliche Bedeutung, sodass der Konzernabschluss im Einklang mit den Bilanzierungs- und Bewertungsgrundsätzen der EU-Richtlinien steht.

Im Gegensatz zu den EU-Richtlinien schreiben die IFRS bezüglich der Bilanz- und GuV-Gliederung nur bestimmte Mindestangaben vor. Um den geforderten Einklang mit den EU-Richtlinen zu erreichen, haben wir die nach der Bankbilanzrichtlinie auszuweisenden Bilanz- und GuV-Posten in die Erläuterungen des Konzernabschlusses aufgenommen. Entsprechend sind wir bei den nach EU-Recht geforderten Anhangangaben verfahren.

Die nach § 161 AktG vorgeschriebene Erklärung zum Corporate Governance Kodex haben wir für die HVB AG am 4. 12. 2002 im Internet veröffentlicht. Unsere börsennotierten Töchter DAB Bank AG, HVB Real Estate Bank AG, Vereins- und Westbank AG sowie Württembergische Hypothekenbank AG haben die entsprechenden Erklärungen jeweils auf ihre Internetseiten eingestellt.

Der Konzernlagebericht erfüllt neben den Anforderungen des § 315 Abs. 1 und 2 HGB auch die, die an den Financial Review nach IAS 1 gestellt werden. Er enthält auch den Risikobericht nach § 315 Abs. 1 HGB.

Zusätzlich zu den im Vorjahr angewandten IAS waren im Geschäftsjahr 2002 erstmals die Interpretationen des Standing Interpretations Committee

- SIC 30 Berichtswährung – Umrechnung von der Bewertungs- in die Darstellungswährung,
- SIC 32 Immaterielle Vermögenswerte – Web-Site-Kosten,
- SIC 33 Vollkonsolidierungs- und Equity-Methode – potenzielle Stimmrechte und Ermittlung von Beteiligungsquoten

verbindlich umzusetzen.

Die Befreiung gemäß § 292 a HGB setzt voraus, dass die wesentlichen Abweichungen der IFRS-Bilanzierungs-, Bewertungs- und Konsolidierungsmethoden gegenüber den deutschen Rechnungslegungsvorschriften dargestellt werden.

Diese Abweichungen betreffen:

Verbot der erfolgswirksamen Reservenbildung
Im Gegensatz zu den §§ 340 f und 340 g HGB lässt IAS 30.44 eine ergebnisverringernde Reservenbildung für allgemeine Bankrisiken nicht zu.

Bewertung der Finanzinstrumente zu beizulegenden Zeitwerten
Während gemäß § 340 c Abs. 1 in Verbindung mit § 252 Abs. 1 Nr. 4 HGB keine unrealisierten Erträge ausgewiesen werden dürfen, schreibt IAS 39.69 grundsätzlich die Bewertung von Finanzinstrumenten zum beizulegenden Zeitwert am Bilanzstichtag vor. Dies hat im Gegensatz zur deutschen Rechnungslegung die Konsequenz, dass die in diesen Finanzinstrumenten enthaltenen Reserven je nach Klassifizierung erfolgswirksam vereinnahmt oder erfolgsneutral ausgewiesen werden.

Fair-Value-Hedge
Beim Fair-Value-Hedge wird ein bestehender Vermögenswert oder eine bestehende Verpflichtung (oder Teile davon) gegen Änderungen des beizulegenden Zeitwertes abgesichert, die aus einem bestimmten Risiko resultieren und erfolgswirksam sein werden.

Nach den im HGB verankerten Grundsätzen ordnungsmäßiger Buchführung wird nur das gesicherte Grundgeschäft bilanziert. Die sich kompensierenden Bewertungsergebnisse aus Grundgeschäft und Sicherungsderivat werden imparitätisch erfolgswirksam erfasst, das heißt unrealisierte Gewinnüberhänge bleiben außer Ansatz. Beim Fair-Value-Hedge-Accounting nach IAS 39 werden im Gegensatz hierzu Bewertungsergebnisse aus dem Sicherungsinstrument, das zum beizulegenden Zeitwert anzusetzen ist, erfolgswirksam gebucht. Das Grundgeschäft wird erfolgswirksam um die Änderungen des beizulegenden Zeitwerts fortgeschrieben.

Cashflow-Hedge
Beim Cashflow-Hedge wird das Risiko volatiler Cashflows abgesichert, die aus einem bilanzierten Vermögenswert, einer bilanzierten Verbindlichkeit oder einer vorgesehenen Transaktion resultieren und erfolgswirksam sein werden.

Nach den im HGB verankerten Grundsätzen ordnungsmäßiger Buchführung bleiben sowohl die gesicherten Grundgeschäfte als auch die zur Sicherung des Zinsänderungsrisikos eingesetzten Derivate bezüglich des gesicherten Risikos unbewertet. Besondere Vorschriften für die bilanzielle Abbildung der Sicherung von vorgesehenen Transaktionen enthält das HGB nicht. Beim Cashflow-Hedge-Accounting nach IAS 39 wird das Sicherungsinstrument demgegenüber zum beizulegenden Zeitwert angesetzt. Die Änderungen des beizulegenden Zeitwertes sind in einen auf die Sicherung entfallenden, effizienten Teil und einen nicht auf die Sicherung entfallenden, ineffizienten Teil zu trennen (vergleiche hierzu auch unsere Erläuterungen in Note 6). Die effizienten Teile sind erfolgsneutral im Eigenkapital zu zeigen. Die ineffizienten Teile werden bei einem Sicherungsderivat im Erfolg berücksichtigt und bei den übrigen Finanzinstrumenten in Abhängigkeit von der Klassifizierung des Sicherungsgeschäfts entweder im Eigenkapital oder im Erfolg gegengebucht. Das Grundgeschäft wird je nach Kategorie zu fortgeführten Anschaffungskosten oder – im Falle von AfS-Vermögenswerten (AfS = Available for Sale) – zum beizulegenden Zeitwert bilanziert.

Aktivierung von selbsterstellten immateriellen Vermögenswerten
Gemäß IAS 38 sind sowohl entgeltlich erworbene als auch selbsterstellte immaterielle Vermögenswerte unter bestimmten Voraussetzungen anzusetzen. Dagegen ist nach § 246 Abs. 1 in Verbindung mit § 248 Abs. 2 HGB der Ansatz von selbsterstellten immateriellen Vermögenswerten des Anlagevermögens nicht zulässig.

Verrechnungsverbot von aktiven Unterschiedsbeträgen aus der Kapitalkonsolidierung mit den Gewinnrücklagen

Eine Verrechnung des Unterschiedsbetrags zwischen dem höheren Buchwert und dem niedrigeren anteiligen Eigenkapital des einbezogenen Unternehmens (Geschäfts- oder Firmenwert) mit den Gewinnrücklagen gemäß § 309 Abs. 1 S. 3 HGB ist nach IAS 22.41 ff. nicht möglich. Die Geschäfts- oder Firmenwerte werden als immaterielle Vermögenswerte aktiviert und grundsätzlich über ihre voraussichtliche Nutzungsdauer planmäßig abgeschrieben.

Verbot von Abschreibungen, die nicht dem tatsächlichen Werteverzehr entsprechen

Die Abschreibungen nach deutschem Handelsrecht sind auf Grund des Maßgeblichkeitsprinzips gemäß § 5 Abs. 1 EStG zum Teil durch steuerliche Vorschriften geprägt, die den tatsächlichen wirtschaftlichen Werteverzehr nicht abbilden. Nach steuerrechtlichen Vorschriften zulässige Sonderabschreibungen und Wertansätze sind im IFRS-Abschluss nicht enthalten, da Abschreibungsbeträge nach IFRS unabhängig von steuerlichen Überlegungen zu bemessen sind.

Rückstellungen

Grundsätzlich sind laut IFRS nur Rückstellungen für Außenverpflichtungen zulässig. Ausnahmen bilden Rückstellungen im Zusammenhang mit Unternehmenserwerben nach IAS 22.31 und Restrukturierungsrückstellungen nach IAS 37.72, die unter bestimmten Voraussetzungen zu passivieren sind. Nach § 249 HGB existieren dagegen weitergehende Gebote und Wahlrechte zum Ansatz von Aufwandsrückstellungen.

Abgegrenzte Verbindlichkeiten

Anders als im HGB wird in IAS 37 zwischen Rückstellungen und abgegrenzten Verbindlichkeiten unterschieden. Bei abgegrenzten Verbindlichkeiten ist die Unsicherheit hinsichtlich Zeitpunkt oder Höhe der künftig erforderlichen Ausgaben im Allgemeinen deutlich geringer als bei Rückstellungen.

Berücksichtigung von zukünftigen Entwicklungen bei der Berechnung von Pensionsverpflichtungen

Im Gegensatz zur eher statischen Berechnungsmethode nach deutschem Recht (steuerliches Teilwertverfahren gemäß § 6 a EStG) sind die Determinanten der Pensionsverpflichtungen nach IAS 19 permanent den ökonomischen und demografischen Entwicklungen anzupassen. Dies führt zum Beispiel zur Berücksichtigung zukünftiger Gehaltssteigerungen und Karrieretrends sowie eines aktuellen Kapitalmarktzinssatzes für die Diskontierung der Verpflichtungen.

Berücksichtigung latenter Steueransprüche und Steuerverpflichtungen

Gemäß § 274 bzw. § 306 HGB werden lediglich für Unterschiede zwischen dem handelsrechtlichen Ergebnis und dem steuerlichen Gewinn, die sich in den folgenden Geschäftsjahren voraussichtlich ausgleichen, latente Steuern gebildet (Timing-Konzept).

IAS 12 schreibt dagegen vor, grundsätzlich für alle Differenzen zwischen den Wertansätzen in der IFRS-Bilanz und den Steuerwerten (temporäre Differenzen) – unabhängig von ihrer Entstehung und ihrem Ausgleich – latente Steuern anzusetzen (Temporary-Konzept).
Die Pflicht zum Ansatz von latenten Steueransprüchen gilt nach IAS 12 auch für die Aktivierung von hinreichend wahrscheinlichen Vorteilen aus steuerlichen Verlustvorträgen.

BILANZIERUNGS- UND BEWERTUNGSMETHODEN

1

KONZERNEINHEITLICHE BILANZIERUNG

Die Einzelabschlüsse der einbezogenen in- und ausländischen Unternehmen gehen unter Anwendung einheitlicher Bilanzierungs- und Bewertungsgrundsätze in den Konzernabschluss der HVB AG ein. Wertansätze in den Abschlüssen assoziierter Unternehmen werden beibehalten.

2

STETIGKEIT

Die Ansatz-, Bewertungs- und Ausweismethoden wenden wir dem Rahmenkonzept der IFRS sowie den IAS 1, IAS 8 und SIC 18 folgend stetig an. Sofern es geboten ist, die Ansatz- und Bewertungsmethoden zu ändern, erfassen wir die daraus resultierenden Auswirkungen grundsätzlich in der Erfolgsrechnung. Sollten Ansatz- und Bewertungsfehler aus früheren Perioden zu korrigieren sein, verrechnen wir die Auswirkungen grundsätzlich mit den Gewinnrücklagen. Im Jahr 2002 wurden die Ansatz- und Bewertungsmethoden im Vergleich zum Vorjahr nicht geändert.

Die erstmalige Anwendung der Interpretationen SIC 30, SIC 32 und SIC 33 blieb ohne wesentliche Effekte.

3

ÄNDERUNGEN DER ANSATZ-, BEWERTUNGS- UND AUSWEISMETHODEN

Zur Erzielung eines übersichtlicheren und klareren Ausweises haben wir lediglich den Ausweis in einigen Positionen umgestellt:

- In der Bilanz haben wir den Begriff Risikovorsorge in Wertberichtigungen auf Forderungen umbenannt. Rückstellungen im Kreditgeschäft zeigen wir nicht mehr als Abzugsposten auf der Aktivseite, sondern auf der Passivseite.
- Erworbene und selbsterstellte Software haben wir von den Sachanlagen in die Immateriellen Vermögenswerte umgegliedert.
- Begebene Namenspapiere weisen wir unter den Verbrieften Verbindlichkeiten statt unter den Verbindlichkeiten gegenüber Kreditinstituten und Verbindlichkeiten gegenüber Kunden aus.
- In der Gewinn- und Verlustrechnung ist die Zuführung zu Restrukturierungsrückstellungen erstmals als separate Position aufgenommen.

Aus Gründen der Vergleichbarkeit haben wir die Vorjahreszahlen entsprechend angepasst.

Durch die geplante Abspaltung eines wesentlichen Teils unserer Real Estate Aktivitäten in einen eigenständigen Konzern, wird für uns erstmals IAS 35, Einstellung von Bereichen, relevant. Die einschlägigen Darstellungen haben wir in Note 20 Einstellung von Bereichen sowie der Segmentberichterstattung zusammengefasst.

4

KONSOLIDIERUNGSKREIS

Unser Konsolidierungskreis schließt 444 (2001: 570) Unternehmen ein. Darin enthalten sind auch Zweckgesellschaften (Special Purpose Entities), die gemäß SIC 12 konsolidierungspflichtig sind.

Den Kreis der vollkonsolidierten Unternehmen haben wir nach Materiality-Kriterien festgelegt. Alle vollkonsolidierten Gesellschaften haben ihren Jahresabschluss zum 31. Dezember 2002 aufgestellt. Quotal konsolidierte Unternehmen sind im Konsolidierungskreis nicht enthalten. 32 (2001: 38) Unternehmen werden nach der Equity-Methode bewertet.

Aus dem Konsolidierungskreis ausgeschieden sind unter anderem folgende Unternehmen:

- Bayerische Immobilien-Leasing GmbH, München, und Bayerische Immobilien-Leasing GmbH & Co. Verwaltungs-KG, München, mit 152 weiteren zu deren Teilkonzern gehörenden Unternehmen. Durch die Veräußerung entstand ein Gewinn von 1 Mio €. Der Teilkonzern hatte im Vorjahr ein Ergebnis in Höhe von 2 Mio € erwirtschaftet.
- Westfalenbank AG, Bochum, durch Verkauf. Dadurch entstand ein Verlust in Höhe von 7 Mio € inkl. aller Aufwendungen für Risikoübernahmen und Ähnliches auf Grund des Kaufvertrags. Im Vorjahr hatte die Gesellschaft einen Jahresfehlbetrag in Höhe von 22 Mio € ausgewiesen.
- SelfTrade SA, Paris, mit 5 Tochtergesellschaften. Die SelfTrade wurde im Dezember 2002 verkauft und zum 31. Dezember 2002 endkonsolidiert. Die Gesellschaft erwirtschaftete im Berichtsjahr ein Ergebnis von – 59 Mio € (Vorjahr – 41 Mio €). Der auf die SelfTrade entfallende Goodwill wurde im Berichtsjahr vollständig abgeschrieben. Die Effekte aus der Endkonsolidierung in Höhe von 36 Mio € weisen wir in den sonstigen betrieblichen Erträgen aus.
- DAB Bank (Schweiz) AG, Bäch, mit einem Verkaufsverlust von 3 Mio €.
- Ringturm Kapitalanlagegesellschaft m.b.H, Wien, durch Verkauf. Dabei entstand ein Gewinn von 2 Mio €.

Daneben wurden wegen Unterschreitung der Materiality-Grenzen die Gesellschaften
- Bank Austria Creditanstalt Handelsbank AG, Wien,
- GUS Consulting GmbH, Wien, (vormals CA IB Investmentbank Aktiengesellschaft, Wien),
- CA IB Corporate Finance Beratungs Gesellschaft m.b.H., Wien,
- CA IB Securities Investment Fund Management Rt., Budapest,
- CA IB Fund Management S. A., Warschau,
- CA IB Investment Fund Company, Warschau,
- CA IB Investment Management S. A., Warschau,
- CA IB Securities a. s., Prag,
- CA IB Securities Rt., Budapest,
- CA IB Securities S. A., Warschau,
- CA IB International Markets Limited, London,

endkonsolidiert.

Bei folgenden im Konsolidierungskreis enthaltenen Unternehmen kam es im Geschäftsjahr 2002 zu Unternehmenszusammenschlüssen:
- Die HVB Private Clients GmbH wurde auf die HVB Asset Management GmbH verschmolzen, die anschließend in HVB Wealth Management Holding GmbH, München, umbenannt wurde.
- Fusion der Activest Institutional Investment Gesellschaft mbH auf die Activest Investmentgesellschaft mbH, Unterföhring.
- Verschmelzung der EFIT-Equity and Fixed Income Trading GmbH, München, auf die HVB AG.
- Fusion der Creditanstalt Aktiengesellschaft auf die Bank Austria Creditanstalt AG.
- Verschmelzung der Leo Vermögensverwaltungs AG auf die Cayenne Vermögensverwaltung GmbH, die anschließend umfirmiert wurde in HVB Alternative Financial Products AG.

Durch die Verschmelzungen entstanden keine Auswirkungen auf die wirtschaftliche Lage des Konzerns.

Im Abschluss 2002 haben wir unter anderem folgende Unternehmen erstmals vollkonsolidiert:
- DIA Vermögensverwaltungs-GmbH, München,
- Portia Grundstücksverwaltungsgesellschaft mbH & Co. Objekt KG, Unterföhring,
- Bode Grabner Beye AG & Co. KG, Grünwald,
- direktanlage.at AG, Salzburg,
- Splitska Banka d.d., Split,
- Beteiligungs- und Handelsgesellschaft in Hamburg mit beschränkter Haftung, Hamburg,
- HI-Vermögensverwaltungs-Gesellschaft mbH, München.

Bei der Bode Grabner Beye AG & Co. KG haben wir zum 30. September 2002 die restlichen Kommanditanteile (51%) erworben und unseren Anteil von 49% auf 100% erhöht. Die bisher at-Equity bewertete Gesellschaft wurde somit in den Kreis der vollkonsolidierten Unternehmen aufgenommen. Bei dem Erwerb entstand ein Goodwill in Höhe von 72 Mio €, der über 15 Jahre abgeschrieben wird.

Im 2. Quartal 2002 hat die Bank Austria Creditanstalt einen Anteil von 90,1% an der Splitska Banka d.d. erworben. Die Anschafffungskosten betrugen 139 Mio € und beinhalten einen Goodwill von 38 Mio €. Die Splitska Banka wird Mitte 2003 mit der HVB Croatia d.d., Zagreb, fusionieren.

Im Rahmen der Vorbereitung der geplanten Zusammenführung unserer Hypothekenbankbeteiligungen in einem eigenständigen Immobilienfinanzierungs-Konzern wurden die von der HVB AG gehaltenen Anteile an der Westfälische Hypothekenbank AG, Württembergische Hypothekenbank AG und PBI Beteiligungs-GmbH am Jahresende an die DIA Vermögensverwaltungs GmbH verkauft. Dadurch sind keine Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns entstanden.

Die Salvatorplatz-Grundstücksgesellschaft mbH & Co. OHG Verwaltungszentrum, Schäfflerhof-Objekt-GmbH & Co. KG, Tivoli Grundstücks-Aktiengesellschaft und Hypo-Bank Verwaltungszentrum GmbH & Co. KG wurden am Jahresende gegen Gewährung von Gesellschaftsrechten in die Portia Grundstücks-Verwaltungsgesellschaft mbH & Co. Objekt KG eingebracht. Dadurch sind keine Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns entstanden.

Unsere größten Teilkonzerne gehen jeweils mit folgender Zahl an vollkonsolidierten Gesellschaften in den Konzernabschluss ein:
- Bank Austria Creditanstalt AG, Wien: 325 (2001: 325),
- HVB Real Estate Bank Aktiengesellschaft, München: 16 (2001: 17).

Von den insgesamt 102 (2001: 136) assoziierten Unternehmen und Gemeinschaftsunternehmen haben wir 32 (2001: 38) Gesellschaften nach der Equity-Methode bilanziert. Die verbleibenden assoziierten Unternehmen und Gemeinschaftsunternehmen sind für die Vermögens-, Finanz- und Ertragslage unseres Konzerns von untergeordneter Bedeutung und werden unter Beteiligungen ausgewiesen.

Aus dem Kreis der at-Equity bewerteten Unternehmen sind unter anderem die folgenden Unternehmen ausgeschieden:
- Bode Grabner Beye AG & Co. KG, Grünwald,
- HI-Vermögensverwaltungs-Gesellschaft mbH, München,
- B.I.I. Creditanstalt International Bank Ltd., George Town (Grand Cayman),
- Banco Interfinanzas S. A., Buenos Aires,
- Banco Popular Hipotecario S. A., Madrid.

Die Banco Popular Hipotecario S. A. wurde im Berichtsjahr veräußert. Dabei entstand ein Gewinn von 5 Mio €.

Unser Anteil an der Brau und Brunnen AG, Berlin und Dortmund, beläuft sich unverändert auf 55,6%. Wir weisen diesen Bestand unter den AfS-Finanzanlagen aus, da wir 22,0% der Anteile mit der Absicht zur Weiterveräußerung erworben haben und die Verkaufsabsicht zum Bilanzstichtag unverändert bestand.

Die Immobilienprojektgesellschaften sind wie in den Vorjahren nicht im Konsolidierungskreis enthalten. Die Geschäftstätigkeit dieser Gesellschaften ist darauf ausgerichtet, ihren Immobilienbestand bestmöglich zu verwerten. Ihre Ergebnisse sind im Abschluss der HVB AG enthalten.

Insgesamt haben wir 821 verbundene, assoziierte und Gemeinschaftsunternehmen wegen untergeordneter Bedeutung für den Konzern oder des Verbots der Konsolidierung weder vollkonsolidiert noch at-Equity bewertet.

Die bilanziellen Auswirkungen der vertraglichen Beziehungen der Konzerngesellschaften zu diesen nicht einbezogenen Unternehmen sind im Konzernabschluss enthalten. Die zusammengefassten Jahresergebnisse der wegen untergeordneter Bedeutung nicht konsolidierten verbundenen Unternehmen betragen ca. 2,5% des Jahresergebnisses, ihr Anteil an der Konzernbilanzsumme liegt bei ca. 1,3%. Unsere Anteile an diesen Unternehmen sind als AfS-Finanzanlagen bilanziert.

	2002	2001
Verbundene Unternehmen insgesamt	**1 195**	**1 309**
Konsolidierte Unternehmen	444	570
Nicht konsolidierte Unternehmen	751	739
Gemeinschaftsunternehmen	**15**	**25**
darunter:		
at-Equity bewertete Unternehmen	—	1
Assoziierte Unternehmen	**87**	**111**
darunter:		
at-Equity bewertete Unternehmen	32	37

In unserer Anteilsbesitzliste sind die verbundenen, Gemeinschafts- und assoziierten Unternehmen danach gegliedert, ob sie in den Konzernabschluss einbezogen sind oder nicht. Ferner enthält sie den sonstigen Anteilsbesitz. Sie ist als Bestandteil dieses Abschlusses beim Handelsregister in München hinterlegt und kann unter unserer Internetadresse abgerufen werden: www.hvbgroup.com/anteilsbesitzliste

5

KONSOLIDIERUNGSGRUNDSÄTZE

Bei der Kapitalkonsolidierung verrechnen wir die Anschaffungskosten eines verbundenen Unternehmens mit dem Konzernanteil am vollständig neu berechneten Eigenkapital zum Zeitpunkt des Erwerbs. Dieses Eigenkapital ist der Unterschied zwischen den Vermögenswerten und Schulden des erworbenen Unternehmens, bewertet mit ihren anteiligen beizulegenden Zeitwerten. Den Unterschiedsbetrag zwischen den höheren Anschaffungskosten und dem neuberechneten Eigenkapital weisen wir als Geschäfts- oder Firmenwert in der Bilanz unter den immateriellen Vermögenswerten aus und schreiben ihn über die angenommene Nutzungsdauer ab. Für die nach der Equity-Methode einbezogenen assoziierten und Gemeinschaftsunternehmen wenden wir die gleichen Konsolidierungsgrundsätze an. Der Konzerngewinn entspricht dem Bilanzgewinn der HVB AG.

Geschäftsbeziehungen innerhalb des Konsolidierungskreises werden aufgerechnet. Zwischenergebnisse aus konzerninternen Geschäften werden eliminiert.

6

FINANZINSTRUMENTE

Ein Finanzinstrument ist ein Vertrag, der gleichzeitig bei einem Unternehmen zur Entstehung eines finanziellen Vermögenswerts und bei dem anderen zur Entstehung einer finanziellen Verbindlichkeit oder eines Eigenkapitalinstruments führt. Gemäß IAS 39 sind alle Finanzinstrumente in der Bilanz zu erfassen, in vorgegebene Bestandskategorien einzuteilen und in Abhängigkeit von dieser Einteilung zu bewerten:

- Handelsinstrumente werden erfolgswirksam zum beizulegenden Zeitwert bewertet und in den Positionen Handelsaktiva und Handelspassiva ausgewiesen.
- Vom Unternehmen ausgereichte Kredite und Forderungen umfassen finanzielle Vermögenswerte, die durch direkte Bereitstellung von Bargeld, Waren oder Dienstleistungen an den Schuldner entstehen und die nicht Handelszwecken dienen. Vom Unternehmen ausgereichte Kredite und Forderungen werden zu fortgeführten Anschaffungskosten bewertet und in den Positionen Forderungen an Kreditinstitute und Forderungen an Kunden aktiviert.

- Bis zur Endfälligkeit zu haltende Finanzinvestitionen (Held-to-Maturity = HtM) sind finanzielle Vemögenswerte mit festen oder bestimmbaren Zahlungen und fester Laufzeit. Es muss die Absicht und die Fähigkeit bestehen, diese Finanzinstrumente bis zur Endfälligkeit zu halten. HtM-Finanzinstrumente werden zu fortgeführten Anschaffungskosten bewertet und sind in der Position Finanzanlagen enthalten.
- Alle übrigen finanziellen Vermögenswerte fallen unter die zur Veräußerung verfügbaren Wertpapiere und Forderungen (Available for Sale = AfS). Diese werden zum beizulegenden Zeitwert bewertet. Die Wertänderungen, die sich aus der Bewertung ergeben, werden solange erfolgsneutral in einer gesonderten Position des Eigenkapitals ausgewiesen (AfS-Rücklage) bis der Vermögenswert veräußert wird oder eine Wertminderung im Sinne des IAS 39.109 zu verzeichnen ist. Die Wertminderung wird erfolgswirksam rückgängig gemacht, wenn der beizulegende Zeitwert des AfS-Finanzinstruments objektiv ansteigt. AfS-Bestände gliedern wir nicht in Kategorien um, die zu fortgeführten Anschaffungskosten bewertet werden. AfS-Finanzinstrumente sind überwiegend Bestandteil der Position Finanzanlagen und in geringem Umfang Bestandteil der Position Forderungen gegenüber Kreditinstitute und Forderungen gegenüber Kunden.

Kauf und Verkauf von Finanzinstrumenten werden grundsätzlich zum Handelstag bilanziert. Agien und Disagien werden direkt mit den Finanzinstrumenten verrechnet. Für die Finanzinstrumente können wir den beizulegenden Zeitwert grundsätzlich verlässlich ermitteln. Nicht börsennotierte Finanzanlagen, für die wir keine beizulegenden Zeitwerte ermitteln können, bewerten wir mit fortgeführten Anschaffungskosten.

Absicherungswirkungen zwischen Finanzinstrumenten bilden wir nach den beiden in IAS 39 vorgesehenen Formen – dem Fair-Value-Hedge und dem Cashflow-Hedge – ab.

Das Fair-Value-Hedge-Accounting wenden wir für Derivate an, die zur Absicherung des beizulegenden Zeitwertes bilanzierter Vermögenswerte und Verbindlichkeiten eingesetzt werden. Beim Fair-Value-Hedge-Accounting wird das Sicherungsinstrument zum beizulegenden Zeitwert bewertet. Wertänderungen sind erfolgswirksam zu behandeln. Die Buchwerte der Grundgeschäfte werden erfolgswirksam um die Bewertungsergebnisse angepasst, die sich auf das abgesicherte Risiko zurückführen lassen.

Das Cashflow-Hedge-Accounting wenden wir für Derivate zur Absicherung künftiger Zahlungsströme an. Nach dem Cashflow-Hedge-Accounting bilanzieren wir Derivate, die im Rahmen des Asset Liability Managements der Absicherung des Zinsänderungsrisikos dienen. Beim Cashflow-Hedge-Accounting werden aus Sicht des IAS 39 die zukünftigen variablen Zinszahlungen für zinsvariable Forderungen und Verbindlichkeiten vorwiegend mittels Zinsswap in feste Zahlungen getauscht. Sicherungsinstrumente werden beim Cashflow-Hedge-Accounting zum beizulegenden Zeitwert bewertet. Das Bewertungsergebnis ist in einen effizienten und einen ineffizienten Teil zu trennen. Eine Sicherungsbeziehung gilt als effizient, wenn zu Beginn und über die gesamte Laufzeit der Geschäfte Änderungen des Cashflows der Grundgeschäfte nahezu vollständig durch eine Änderung des Cashflows der Sicherungsgeschäfte kompensiert werden. Zum Nachweis der Effizienz stellen wir die zukünftigen variablen Zins-Cashflows aus zu sichernden variablen Forderungen und Verbindlichkeiten zu jedem Quartalsende bzw. zum Bilanzstichtag den variablen Zinszahlungen aus den Zinsderivaten in detaillierten Laufzeitbändern gegenüber. Der wirksam gesicherte, effiziente Teil des Sicherungsinstruments ist erfolgsneutral in einer gesonderten Position des Eigenkapitals (Hedge-Rücklage) zu zeigen. Die Hedge-Rücklage wird in den Perioden erfolgswirksam aufgelöst, in denen die Cashflows der gesicherten Grundgeschäfte das Periodenergebnis beeinflussen. Der ineffiziente Teil ist je nach Klassifizierung des gesicherten Finanzinstruments entweder erfolgswirksam oder erfolgsneutral zu erfassen.

Bei der Berechnung von Rentabilitätskennzahlen bleiben die IAS 39-spezifischen Eigenkapitalpositionen AfS-Rücklage und Hedge-Rücklage unberücksichtigt.

7

HANDELSAKTIVA

In den Handelsaktiva sind Wertpapiere des Handelsbestandes sowie positive Marktwerte von Handelsderivaten und Derivaten zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS-Wertpapiere sind, enthalten.

Innerhalb der Handelsaktiva werden Schuldscheindarlehen und Namensschuldverschreibungen sowie Schuldtitel öffentlicher Stellen, soweit sie Handelszwecken dienen, unter den sonstigen Handelsbeständen ausgewiesen.

Handelsaktiva werden mit den beizulegenden Zeitwerten bewertet. Bei nicht börsengehandelten derivativen Finanzgeschäften liegen der Ermittlung des Bilanzwertes interne Preismodelle auf Basis von Barwertkalkülen bzw. Optionspreismodellen zugrunde. Bewertungs- und Realisierungsgewinne und -verluste aus Handelsaktiva werden in der Gewinn- und Verlustrechnung im Handelsergebnis ausgewiesen.

8

FORDERUNGEN

Unsere Forderungen an Kreditinstitute und an Kunden sind mit den fortgeführten Anschaffungskosten angesetzt, sofern es sich nicht um AfS-Forderungen oder Grundgeschäfte eines anerkannten Fair-Value-Hedge handelt. Forderungen werden zinslos gestellt, wenn – ungeachtet der rechtlichen Position – nicht mehr mit einem Zufluss der Zinsforderungen gerechnet werden kann.

9

WERTBERICHTIGUNGEN AUF FORDERUNGEN UND RÜCKSTELLUNGEN IM KREDITGESCHÄFT (RISIKOVORSORGE)

Die Bemessung der Risikovorsorge wird insbesondere durch Erwartungen hinsichtlich zukünftiger Kreditausfälle, der Struktur und Qualität der Kreditportfolios sowie gesamtwirtschaftlicher Einflussfaktoren bestimmt.

Für alle erkennbaren Adressrisiken im Kreditgeschäft haben wir Einzelwertberichtigungen oder Rückstellungen in Höhe der erwarteten Ausfälle gebildet und aufgelöst, soweit das Kreditrisiko entfallen ist, oder verbraucht, wenn die Forderung als uneinbringlich eingestuft und abgebucht wurde.

Für Ausleihungen in Länder mit akutem Transferrisiko oder Bürgschaftsverpflichtungen mit vergleichbarem Risiko bilden wir pauschalierte Einzelwertberichtigungen oder Rückstellungen. In die Länderwertberichtigung beziehen wir neben umgeschuldeten Krediten weitere Finanzkredite (Laufzeiten über einem Jahr) ein. Uns zustehende, werthaltige Sicherheiten vermindern dabei unser Ausfallrisiko. Der Kreis der Länder mit akutem Transferrisiko und die entsprechenden Wertberichtigungssätze werden der jeweiligen aktuellen Risikosituation angepasst.

Unsere Risikovorsorge für Engagements in Fremdwährung haben wir jeweils währungskongruent gebildet, sodass sie von Wechselkursschwankungen nicht tangiert ist.

Latenten Kreditrisiken tragen wir durch die Bildung von Pauschalwertberichtigungen Rechnung, die wir auf der Grundlage historischer Ausfallquoten unter Berücksichtigung des wirtschaftlichen Umfeldes und aktueller Ereignisse bemessen. Kreditausfälle, für die bisher keine bzw. keine ausreichenden Einzelwertberichtigungen gebildet wurden, behandeln wir als Verbrauch der Pauschalwertberichtigungen.

10

FINANZANLAGEN

Finanzanlagen umfassen HtM-Finanzinstrumente und AfS-Finanzinstrumente, als Finanzinvestition gehaltene Grundstücke und Gebäude sowie at-Equity bewertete Unternehmen.

HtM-Finanzinstrumente werden zu fortgeführten Anschaffungskosten bewertet, Agio- und Disagiobeträge sind dabei anteilig berücksichtigt. Abschreibungen werden bei bonitätsbedingter Wertminderung vorgenommen. Fallen die Gründe hierfür weg, schreiben wir bis maximal zur Höhe der fortgeführten Anschaffungskosten erfolgswirksam zu.

Finanzanlagen, die effizient gegen Marktpreisrisiken abgesichert sind, werden im Rahmen der Fair-Value-Hedge-Bilanzierung abgebildet.

Grundstücke und Gebäude, die wir als Finanzinvestition zur Erzielung von Mieterträgen und/oder Wertsteigerungen langfristig halten, werden gemäß IAS 40 zu fortgeführten Anschaffungskosten bewertet. Als Finanzinvestition gehaltene Gebäude werden planmäßig linear über die wirtschaftliche Nutzungsdauer von 25 – 50 Jahren abgeschrieben. Die Mieterträge aus diesen Finanzinvestitionen weisen wir wie die Refinanzierungsaufwendungen im Zinsüberschuss aus. Alle übrigen Aufwendungen und Erträge aus den nicht eigengenutzten Grundstücken und Gebäuden sind im Finanzanlageergebnis enthalten.

Anteile an Gemeinschafts- und assoziierten Unternehmen werden nach der Equity-Methode bewertet, soweit sie nicht von untergeordneter Bedeutung sind. Anteile an nicht konsolidierten oder nicht at-Equity bewerteten börsennotierten Unternehmen werden zum beizulegenden Zeitwert angesetzt.

11

SACHANLAGEN

Unsere Sachanlagen bewerten wir zu Anschaffungs- bzw. Herstellungskosten, die wir – soweit es sich um abnutzbare Vermögenswerte handelt – um planmäßige lineare Abschreibungen entsprechend der erwarteten Nutzungsdauer mindern. Bei Einbauten in gemieteten Gebäuden legen wir die Vertragsdauer unter Berücksichtigung von Verlängerungsoptionen zugrunde, wenn sie kürzer ist als die betriebsgewöhnliche Nutzungsdauer.

Sachanlagen	Wirtschaftliche Nutzungsdauer
Gebäude	25 – 50 Jahre
Einbauten in fremden Anwesen	10 – 25 Jahre
EDV-Anlagen (im weiteren Sinne)	3 – 5 Jahre
Sonstige Betriebs- und Geschäftsausstattung	3 – 25 Jahre

Sofern bei Vermögensgegenständen des Sachanlagevermögens darüber hinaus eine Wertminderung eingetreten ist, nehmen wir eine außerplanmäßige Abschreibung vor. Bei Wegfall der Gründe für die außerplanmäßige Abschreibung werden Zuschreibungen bis maximal zur Höhe der fortgeführten Anschaffungs- oder Herstellungskosten vorgenommen.

Für Gegenstände des Sachanlagevermögens werden nachträglich angefallene Anschaffungs- oder Herstellungskosten aktiviert, sofern dem Unternehmen ein zusätzlicher wirtschaftlicher Nutzen entsteht. Maßnahmen, die zur Erhaltung von Sachanlagen dienen, werden in dem Geschäftsjahr, in dem sie entstanden sind, als Aufwand erfasst.

12

LEASINGGESCHÄFT

Leasingverhältnisse werden nach der Verteilung der wirtschaftlichen Risiken und Chancen aus dem Leasinggegenstand zwischen Leasinggeber und Leasingnehmer beurteilt.

Die HVB Group als Leasinggeber

Leasinggegenstände, die dem Leasingnehmer zuzurechnen sind (Finanzierungs-Leasing), werden unter Forderungen mit dem Nettoinvestitionswert ausgewiesen. Zinserträge werden auf Basis einer gleichbleibenden, periodischen Rendite, deren Berechnung der noch ausstehende Nettoinvestitionswert zugrunde gelegt ist, vereinnahmt.

Leasinggegenstände, die dem Leasinggeber zuzurechnen sind (Operating-Leasing), werden unter Sachanlagen ausgewiesen und nach den dort beschriebenen Grundsätzen bewertet. Die Leasingerlöse werden linear über die Vertragslaufzeit erfasst.

Die HVB Group als Leasingnehmer

Bei Finanzierungs-Leasing wird der Vermögenswert unter Sachanlagen und die Verpflichtung unter den Verbindlichkeiten ausgewiesen. Der Ansatz erfolgt in der Höhe des beizulegenden Zeitwertes des Leasinggegenstandes bei Beginn des Leasingverhältnisses oder, sofern dieser niedriger ist, mit dem Barwert der Mindestleasingzahlungen. Zur Berechnung des Barwertes der Mindestleasingzahlungen wird der dem Leasingverhältnis zugrunde liegende interne Zinsfuß herangezogen.

Die Leasingraten werden in einen Zins- und einen Tilgungsanteil der Restschuld aufgeteilt. Der Tilgungsanteil mindert die Restschuld, der Zinsanteil wird als Zinsaufwand behandelt. Leasingraten aus Operating-Leasing werden als Mietaufwand behandelt. Verträge der HVB Group als Leasingnehmer haben eine vergleichsweise geringe Bedeutung.

13

IMMATERIELLE VERMÖGENSWERTE

Unter den immateriellen Vermögenswerten sind im Wesentlichen Geschäfts- oder Firmenwerte sowie Software ausgewiesen. Geschäfts- oder Firmenwerte werden grundsätzlich über die angenommene Nutzungsdauer von 15 bis 20 Jahren abgeschrieben. Anhaltspunkte bei der Bestimmung der Nutzungsdauer sind insbesondere die strategische Ausrichtung sowie die erwarteten nachhaltigen Gewinne der Tochtergesellschaft. Die Werthaltigkeit der Geschäfts- oder Firmenwerte wird gemäß IAS 36 regelmäßig überprüft; sofern erforderlich, werden außerplanmäßige Abschreibungen vorgenommen. Software bewerten wir zu fortgeführten Anschaffungskosten, die wir über eine erwartete Nutzungsdauer von 3 bis 5 Jahren abschreiben.

14

VERBINDLICHKEITEN

Verbindlichkeiten, die nicht Grundgeschäfte eines effizienten Fair-Value-Hedges sind, passivieren wir unter Berücksichtigung anteiliger Agio- und Disagiobeträge zu fortgeführten Einstandswerten. Unverzinsliche Verbindlichkeiten, zum Beispiel Zero-Bonds und andere abgezinste Papiere setzen wir mit ihrem Barwert an.

15

HANDELSPASSIVA

In den Handelspassiva sind Handelsderivate und Derivate zur Sicherung von Fremdwährungsrisiken aus Finanzinstrumenten, die nicht AfS-Bestände sind, enthalten. Daneben weisen wir hier vom Handel emittierte Optionsscheine und Zertifikate aus.

16

RÜCKSTELLUNGEN

Bei der Ermittlung der Rückstellungen für ungewisse Verbindlichkeiten und drohende Verluste aus schwebenden Geschäften verwenden wir die bestmögliche Schätzung nach IAS 37.36 ff. Langfristige Rückstellungen werden grundsätzlich abgezinst.

Rückstellungen für Pensionen und ähnliche Verpflichtungen werden auf der Basis von versicherungsmathematischen Gutachten gemäß IAS 19 gebildet. Die Berechnung erfolgt nach der »Projected Unit Credit«-Methode (Anwartschaftsbarwertverfahren) und berücksichtigt neben dem Barwert der erdienten Pensionsansprüche auch die noch ungetilgten versicherungstechnischen Gewinne und Verluste. Diese ergeben sich unter anderem aus Unregelmäßigkeiten im Risikoverlauf (zum Beispiel mehr oder weniger Invaliditäts- oder Todesfälle als nach den verwendeten Rechnungsgrundlagen erwartet) oder Änderungen der Berechnungsparameter.

Die versicherungstechnischen Gewinne und Verluste werden nach dem so genannten Korridorverfahren behandelt: das heißt eine erfolgswirksame Buchung ist in den Folgejahren erst dann vorzunehmen, wenn die insgesamt zum Bilanzstichtag aufgelaufenen Gewinne oder Verluste den Korridor von 10% des Maximums aus dem Barwert der erdienten Pensionsansprüche und den Vermögenswerten einer eventuell vorhandenen externen Versorgungseinrichtung überschreiten.

Der Rechnungszinssatz orientiert sich an dem langfristigen Zinssatz für erstklassige festverzinsliche Industrieanleihen am Bilanzstichtag. Die Höhe der bilanziellen Rückstellung ergibt sich aus der Rückstellung des Vorjahres zuzüglich des zum Beginn des Geschäftsjahres ermittelten Pensionsaufwandes und abzüglich der liquiditätswirksamen Zahlungen des aktuellen Geschäftsjahres.

17

SONSTIGE PASSIVA

Unter den Sonstigen Passiva weisen wir unter anderem abgegrenzte Verbindlichkeiten nach IAS 37 aus. Hierunter fallen künftige Ausgaben, die zwar hinsichtlich der Höhe oder des Zeitpunkts unsicher sind, deren Unsicherheit jedoch geringer als bei Rückstellungen ist. Dabei handelt es sich um Verbindlichkeiten für erhaltene oder gelieferte Güter oder Dienstleistungen, die weder bezahlt wurden, noch vom Lieferanten in Rechnung gestellt oder formal vereinbart wurden. Hierzu gehören auch kurzfristige Verbindlichkeiten gegenüber Mitarbeitern, zum Beispiel Gleitzeitguthaben und Urlaubsansprüche. Die abgegrenzten Verbindlichkeiten haben wir in Höhe der voraussichtlichen Inanspruchnahme angesetzt.

18

WÄHRUNGSUMRECHNUNG

Die Währungsumrechnung erfolgt nach den Vorschriften des IAS 21. Danach werden nicht auf Euro lautende monetäre Vermögenswerte und Schulden sowie am Bilanzstichtag nicht abgewickelte Kassageschäfte grundsätzlich mit marktgerechten Kursen am Bilanzstichtag in Euro umgerechnet. Nicht monetäre Vermögenswerte und Schulden, die zu Anschaffungskosten bilanziert sind, werden mit ihrem Anschaffungskurs angesetzt.

Aufwendungen und Erträge, die sich aus der Währungsumrechnung bei den einzelnen Konzerngesellschaften ergeben, schlagen sich grundsätzlich in den entsprechenden Positionen der Gewinn- und Verlustrechnung nieder.

Im Konzernabschluss sind Bilanzpositionen sowie Aufwendungen und Erträge unserer Tochterunternehmen, soweit sie nicht in Euro bilanzieren, sind mit marktgerechten Kursen am Bilanzstichtag umgerechnet.

19

ERTRAGSTEUERN

Die Bilanzierung und Bewertung von Ertragsteuern erfolgt gemäß IAS 12. Latente Steuern werden bis auf wenige im Standard festgelegte Ausnahmen für alle temporären Differenzen zwischen den Wertansätzen nach IFRS und den Steuerwerten gebildet (bilanzorientiertes Vorgehen). Latente Steueransprüche auf Grund von ungenutzten steuerlichen Verlustvorträgen werden angesetzt, soweit IAS 12 dies zulässt.

Da die Konzeption auf der Darstellung zukünftiger Steueransprüche bzw. Steuerverpflichtungen beruht (Liability-Methode), erfolgt deren Berechnung mit den Steuersätzen, die zum Zeitpunkt des Ausgleichs der Differenzen erwartet werden.

20

EINSTELLUNG VON BEREICHEN

Im Oktober 2002 haben wir bekannt gegeben, dass wir unser gewerbliches Immobilienfinanzierungsgeschäft in einem eigenständigen Konzern bündeln wollen. Präferiertes Modell hierfür ist die Abspaltung, die im Jahr 2003 abgeschlossen werden soll. Den künftig eigenständigen Konzern Hypo Real Estate Group (Hypo Group) bilden wir im vorliegenden Konzernabschluss als einzustellenden Bereich ab. Ihm werden aus dem bestehenden Konsolidierungskreis der HVB Group folgende Gesellschaften bzw. Teile von Gesellschaften zugeordnet:
- HVB Real Estate Bank AG,
- Westfälische Hypothekenbank AG,
- WestHyp Immobilien Management GmbH & Co. KG,
- Württembergische Hypothekenbank AG,
- FGH-Bank N.V.,
- Pfandbrief Bank International S. A.,
- PBI-Beteiligungs-GmbH,
- HVB Real Estate Capital Ltd., London,
- DIA Vermögensverwaltungs-GmbH,
- das gewerbliche Immobilienfinanzierungsgeschäft der europäischen Niederlassungen der HVB AG,
- Cross-Border-Geschäft der HVB AG.

Der einzustellende Bereich war bisher im Wesentlichen dem Geschäftsfeld Real Estate zugeordnet. Bis zur endgültigen Trennung berichten wir über diesen Bereich in dem neuen Segment Hypo Group.

Über die Ertrags-, Vermögens- und Cashflow-Entwicklung der Hypo Group informiert die Pro-forma-Darstellung der GuV, Bilanz und Kapitalflussrechnung. Sie stellt den einzustellenden Bereich bereits als eigenständigen, von der HVB Group getrennten Konzern dar.

Dabei sind in der HVB Group neu Effekte aus der noch durchzuführenden Endkonsolidierung der oben genannten Gesellschaften noch nicht berücksichtigt. Die durch die Übertragung bei der Hypo Group entstehenden Geschäfts- oder Firmenwerte bzw. passivischen Unterschiedsbeträge sind in den künftigen Jahren entsprechend der einschlägigen IFRS-Regelungen zu bewerten. Erfolgsauswirkungen hieraus haben wir in den zurückliegenden Jahren 2001 und 2002 nicht angenommen. Das Eigenkapital der Hypo Group haben wir unter Berücksichtigung der derzeit vorgesehenen Transaktionsstruktur als Saldo der neu bewerteten Aktiva und Passiva des neuen Konzerns ermittelt. Dabei sind künftige Maßnahmen wie die zusätzliche Kapitalausstattung oder die Risikoabschirmung durch die HVB AG noch nicht berücksichtigt. Bei den von der HVB AG zu übertragenden Geschäften gehen wir in der Pro-forma-Darstellung davon aus, dass sie physisch auf die Hypo Group übergehen. Hier kann es aber auch zu synthetischen Übertragungen durch den Einsatz von Kreditderivaten kommen.

GEWINN- UND VERLUSTRECHNUNG DES EINZUSTELLENDEN BEREICHES HYPO GROUP (PRO-FORMA)

	2002	2001	Veränderungen	
	in Mio €	in Mio €	in Mio €	in%
Zinsüberschuss	736	804	– 68	– 8,5
Kreditrisikovorsorge	505	291	+ 214	+ 73,5
Zinsüberschuss nach Kreditrisikovorsorge	231	513	– 282	– 55,0
Provisionsüberschuss	12	17	– 5	– 29,4
Handelsergebnis	—	– 1	+ 1	+ 100,0
Verwaltungsaufwand	254	247	+ 7	+ 2,8
Saldo sonstige betriebliche Erträge/Aufwendungen	14	52	– 38	– 73,1
Betriebsergebnis	**3**	**334**	**– 331**	**– 99,1**
Finanzanlageergebnis	62	66	– 4	– 6,1
Abschreibungen auf Geschäfts- oder Firmenwerte	—	—	—	—
Zuführung zu Restrukturierungsrückstellungen	3	10	– 7	– 70,0
Saldo übrige Erträge/Aufwendungen	– 2	– 3	+ 1	+ 33,3
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern	**60**	**387**	**– 327**	**– 84,5**
Ertragsteuern	40	145	– 105	– 72,4
Jahresüberschuss/-fehlbetrag	**20**	**242**	**– 222**	**– 91,7**

AUSGEWÄHLTE POSTEN DER BILANZ DES EINZUSTELLENDEN BEREICHES HYPO GROUP (PRO-FORMA)

Notes

	2002	2001	Veränderungen	
	in Mrd €	in Mrd €	in Mrd €	in%
Kreditvolumen	124	127	– 3	– 2,7
darunter: Hypothekendarlehen	65	65	—	– 0,7
Kommunalkredite	55	60	– 5	– 7,4
Wertberichtigungen auf Forderungen	– 2	– 1	– 1	– 44,9
Finanzanlagen	39	37	+ 2	+ 4,5
Verbindlichkeiten gegenüber Kreditinstituten und Kunden	32	25	+ 7	+ 28,5
Verbriefte Verbindlichkeiten	131	135	– 4	– 3,1
darunter: Hypothekenpfandbriefe	14	19	– 5	– 23,0
öffentliche Pfandbriefe	69	63	+ 6	+ 8,5
Eigenkapital (ohne Bewertungsänderungen von Finanzinstrumenten)	1	1	—	+ 22,0

KAPITALFLUSSRECHNUNG DES EINZUSTELLENDEN BEREICHES HYPO GROUP (PRO-FORMA)

in Mio €	2002	2001
Zahlungsmittelbestand zum 1.1	**685**	**749**
Cashflow aus operativer Geschäftstätigkeit	296	923
Cashflow aus Investitionstätigkeit	– 654	– 456
Cashflow aus Finanzierungstätigkeit	– 213	– 531
Zahlungsmittelbestand zum 31.12.2002	**114**	**685**

SEGMENT-BERICHTERSTATTUNG

21

ERLÄUTERUNGEN ZUR SEGMENTBERICHTERSTATTUNG NACH GESCHÄFTSFELDERN (PRIMÄRE SEGMENTIERUNG)

Wir steuern die HVB Group über die Geschäftsfelder, deshalb definieren wir diese als primäre Segmente. Ihre Inhalte und Produkte stellen wir im Kapitel »Geschäftsfelder« im Band Jahresbericht detailliert dar. Neben den Geschäftsfeldern weisen wir das primäre Segment »Workout Immobilien« aus.

Wie im Oktober 2002 bekannt gegeben, planen wir, unsere Hypothekenbankbeteiligungen künftig in einem eigenständigen Immobilienfinanzierungs-Konzern (Hypo Group) zu bündeln. Unsere Segmentberichterstattung erstellen wir unter Berücksichtigung dieser geplanten Trennung. Der einzustellende Bereich wird als Geschäftsfeld Hypo Group dargestellt. Die »HVB Group neu« (HVB Group nach der geplanten Trennung) umfasst die zum Verbleib bestimmten drei Geschäftsfelder

- Deutschland,
- Österreich und CEE,
- Corporates & Markets

sowie das Segment Workout Immobilien.

In den Zwischenberichten 2002 hatten wir außerdem das Geschäftsfeld Wealth Management ausgewiesen, das das Private Banking und Asset Management umfasste. Diese Aktivitäten sind nunmehr den Geschäftsfeldern Deutschland sowie Österreich und CEE zugeordnet. Die Vorjahreszahlen haben wir entsprechend angepasst.

Basis für unsere Segmentberichterstattung ist die interne Geschäftsfeldrechnung, die wir nach IFRS vornehmen. Die Geschäftsfelder treten wie selbstständige Unternehmen mit eigener Eigenkapitalausstattung und Ergebnisverantwortung auf. Die Geschäftsfelder sind nach der Betreuungszuständigkeit für unsere Kunden abgegrenzt. Die Aufspaltung des Zinsüberschusses erfolgt nach der Marktzinsmethode. Die Overheadkosten werden verursachungsgerecht auf die Segmente verteilt. Die Bereiche Group Services Business, Core IT und Group Corporate Center treten dabei wie externe Anbieter auf, die ihre Leistungen den Geschäftsfeldern zu einem marktgerechten Preis verrechnen.

Geschäfts- oder Firmenwerte rechnen wir den Geschäftsfeldern zu. Sofern sich die Geschäftstätigkeit eines Unternehmens auf mehrere Segmente erstreckt, werden die Geschäfts- oder Firmenwerte nach den erwarteten Ergebnisbeiträgen zum Erwerbszeitpunkt verteilt.

Wir statten die Geschäftsfelder mit 6,2% Kernkapital bezogen auf die Risikopositionen, das heißt Risikoaktiva und die zu unterlegenden Marktrisiken im Sinne des bankaufsichtsrechtlichen Grundsatz I zu § 10 KWG aus. Auf das so ermittelte durchschnittlich gebundene Kernkapital berechnen wir den Anlagenutzen, den wir im Zinsüberschuss ausweisen. Wir wenden dabei den Zinssatz an, der nach unserer empirischen Erhebung die langfristige Durchschnittsrendite einer risikofreien Anlage am Kapitalmarkt darstellt. Grundlage für die Ermittlung der Eigenkapitalrentabilität ist das nach der Struktur des durchschnittlich gebundenen Kernkapitals verteilte durchschnittliche bilanzielle Eigenkapital je Segment. Hierauf beziehen wir bei der Eigenkapitalrentabilität nach Steuern den Jahresüberschuss/-fehlbetrag ohne Fremdanteile. Die Ertragsteuern ordnen wir den Geschäftsfeldern grundsätzlich verursachungsgerecht zu.

In der Spalte »Sonstige/Konsolidierung« innerhalb der HVB Group neu sind neben segmentübergreifenden Konsolidierungsvorgängen die Ergebnisbeiträge abgebildet, die nicht in den Verantwortungsbereich der einzelnen Geschäftsfelder fallen. Dazu zählen die Positionen konsolidierter Serviceunternehmen sowie die Ergebnisse von nicht konsolidiertem Anteilsbesitz, soweit sie nicht den Geschäftsfeldern zugerechnet sind. Ebenso berücksichtigen wir hier das Ergebnis aus strategischen Beständen, die der Zuständigkeit des Vorstands unterliegen. Außerdem sind hier Ergebnisbestandteile ausgewiesen, die aus den Dispositionsentscheidungen der Geschäftsleitung im Rahmen der Aktiv-Passiv-Steuerung resultieren.

Die Spalte »Konsolidierung« außerhalb der HVB Group neu beinhaltet Konsolidierungsvorgänge zwischen der HVB Group neu und der Hypo Group.

22

ERFOLGSRECHNUNG NACH GESCHÄFTSFELDERN

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
Zinsüberschuss									
2002	2 954	1 968	1 382	-10	- 358	5 936	736	- 23	6 649
2001	3 066	1 999	1 868	- 8	- 258	6 667	804	-140	7 331
Kreditrisikovorsorge									
2002	1 853	511	919	—	9	3 292	505	—	3 797
2001	915	644	394	-140	- 30	1 783	291	—	2 074
Provisionsüberschuss									
2002	1 187	1 044	418	- 2	25	2 672	12	—	2 684
2001	1 442	994	407	—	17	2 860	17	—	2 877
Handelsergebnis									
2002	3	91	699	—	- 6	787	—	—	787
2001	18	170	386	—	19	593	-1	—	592
Verwaltungsaufwand									
2002	3 189	2 226	1 395	29	57	6 896	254	-74	7 076
2001	3 507	2 565	1 372	52	-12	7 484	247	-15	7 716
Saldo sonstige betriebliche Erträge/ Aufwendungen									
2002	28	24	30	- 4	102	180	14	- 79	115
2001	401	32	4	2	- 5	434	52	- 1	485
Betriebsergebnis									
2002	- 870	390	215	- 45	- 303	- 613	3	- 28	- 638
2001	505	-14	899	82	- 185	1 287	334	-126	1 495
Finanzanlageergebnis									
2002	- 99	44	- 267	—	909	587	62	—	649
2001	3	- 24	- 40	-139	664	464	66	—	530
Abschreibungen auf Geschäfts- oder Firmenwerte									
2002	215	111	62	—	7	395	—	—	395
2001	139	140	29	—	13	321	—	—	321
Zuführung zu Restrukturierungsrückstellungen									
2002	212	2	35	—	34	283	3	—	286
2001	—	9	—	—	—	9	10	—	19

ERFOLGSRECHNUNG NACH GESCHÄFTSFELDERN (Fortsetzung)

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
Saldo übrige Erträge/ Aufwendungen									
2002	-11	-2	-3	-115	-18	-149	-2	—	-151
2001	-14	-3	-7	-69	-40	-133	-3	—	-136
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern									
2002	-1 407	319	-152	-160	547	-853	60	-28	-821
2001	355	-190	823	-126	426	1 288	387	-126	1 549
darunter: Bank Austria-Gruppe									
2002	—	319	-61	—	5	263	—	—	263
2001	—	-190	267	—	216	293	—	—	293

23

KENNZIFFERN NACH GESCHÄFTSFELDERN

in %	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien[1]	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
Cost-Income-Ratio (auf der Basis der operativen Erträge)									
2002	76,4	71,2	55,2	—	—	72,0	33,3	—	69,1
2001	71,2	80,3	51,5	—	—	70,9	28,3	—	68,4
Eigenkapitalrentabilität vor Steuern									
2002	-21,2	9,6	-2,9	—	—	-5,4	2,1	—	-4,4
2001	5,2	-5,3	16,3	—	—	8,0	12,5	—	8,1
Eigenkapitalrentabilität nach Steuern (bereinigt um Goodwill-abschreibungen)									
2002	-15,0	8,1	-1,6	—	—	-2,6	0,3	—	-2,3
2001	5,5	-1,5	11,6	—	—	6,9	7,3	—	6,5
Eigenkapitalrentabilität nach Steuern									
2002	-18,3	4,8	-2,8	—	—	-5,1	0,3	—	-4,4
2001	3,7	-3,9	10,1	—	—	5,1	6,5	—	4,9

[1] Kennzahlenwerte für das Segment »Workout Immobilien« ökonomisch nicht aussagekräftig.

24

BILANZZAHLEN NACH GESCHÄFTSFELDERN

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
Handelsaktiva									
2002	54	2923	82275	—	—	85252	—	—	85252
2001	32	1924	67254	—	—	69210	—	—	69210
Kreditvolumen									
2002	176732	79529	107312	4285	-1044	366814	123505	-2386	487933
2001	187781	85967	101487	5660	-2944	377951	126884	-1740	503095
Verbindlichkeiten gegenüber Kreditinstituten									
2002	1629	6618	130007	—	-6817	131437	21550	-9626	143361
2001	3416	9995	122295	—	-12017	123689	15580	-4645	134624
Verbindlichkeiten gegenüber Kunden									
2002	54509	55607	35096	325	-779	144758	10216	-52	154922
2001	58545	58742	45784	168	-515	162724	9150	-212	171662
Verbriefte Verbindlichkeiten									
2002	107	6626	137263	—	-607	143389	131103	-2931	271561
2001	115	7273	173393	—	-1789	178992	135236	-3519	310709

25

KENNZIFFERN ZUR RISIKOVORSORGE NACH GESCHÄFTSFELDERN

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsolidierung	HVB Group neu	Hypo Group	Konsolidierung	HVB Group
Nettozuführungsquote (in %)									
2002	1,05	0,64	0,86	—	—	0,90	0,41	—	0,78
2001	0,49	0,75	0,39	-2,47	—	0,47	0,23	—	0,41
Ausfallquote (in %)									
2002	0,35	0,33	0,41	17,15	—	0,59	0,08	—	0,46
2001	0,33	0,47	0,21	18,12	—	0,60	0,07	—	0,46
Risikovorsorgebestand (in Mio €)									
2002	5222	3566	2303	1429	150	12670	1510	—	14180
2001	4212	3420	1810	2150	221	11813	1039	—	12852
Bestandsquote (in %)									
2002	2,95	4,48	2,15	33,35	—	3,45	1,22	—	2,91
2001	2,24	3,98	1,78	37,99	—	3,13	0,82	—	2,55

26

ZINSLOS GESTELLTE KREDITE NACH GESCHÄFTSFELDERN

	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsoli- dierung	HVB Group neu	Hypo Group	Konsoli- dierung	HVB Group
Zinslos gestellte Kredite (in Mio €)									
2002	4 982	2 430	2 930	2 156	83	12 581	2 113	—	14 694
2001	4 676	2 424	1 302	2 964	280	11 646	1 283	—	12 929
Deckungsquote der zinslos gestellten Kredite (in %)									
2002	105	147	79	66	—	101	71	—	97
2001	90	141	139	73	—	101	81	—	99

27

KAPITAL NACH GESCHÄFTSFELDERN

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Workout Immobilien	Sonstige/ Konsoli- dierung	HVB Group neu	Hypo Group	Konsoli- dierung	HVB Group
Durchschnittlich gebundenes Kernkapital (KWG)									
2002	7 211	3 601	5 644	132	749	17 337	3 182	—	20 519
2001	7 413	3 870	5 502	155	598	17 538	3 356	—	20 894
Durchschnittliches bilanzielles Eigenkapital									
2002	6 624	3 308	5 185	121	688	15 926	2 923	—	18 849
2001	6 818	3 560	5 061	143	549	16 131	3 087	—	19 218

28

MITARBEITER DER GESCHÄFTSFELDER UND DIENSTLEISTUNGSBEREICHE

	2002	2001
Deutschland	22 297	23 851
Österreich und CEE	28 655	30 151
Corporates & Markets	3 964	4 205
Workout Immobilien	414	413
Group Services	2 991	3 185
Core IT	2 738	2 642
Group Corporate Center	3 378	3 607
HVB Group neu	64 437	68 054
Hypo Group	1 489	1 466
HVB Group	**65 926**	**69 520**

29

SEGMENTBERICHTERSTATTUNG NACH REGIONEN (SEKUNDÄRE SEGMENTIERUNG)

Die Zurechnung der Werte zu den Regionen richtet sich nach dem Sitz der Konzernunternehmen bzw. deren Niederlassungen.

Erfolgszahlen nach Regionen:

in Mio €	Deutschland	Österreich	Übriges Westeuropa	Zentral- und Osteuropa	Amerika	Asien	Konsolidierung	Konzern
Operative Erträge								
2002	5 233	2 596	1 209	1 085	507	171	- 566	10 235
2001	5 615	2 625	1 220	1 297	730	157	- 359	11 285
Kreditrisikovorsorge								
2002	2 763	432	234	148	244	- 24	—	3 797
2001	1 203	446	48	200	187	- 10	—	2 074
Verwaltungsaufwand								
2002	3 969	1 798	450	670	167	77	- 55	7 076
2001	4 251	1 950	472	761	218	90	- 26	7 716
Betriebsergebnis								
2002	-1 498	367	524	267	96	118	- 512	- 638
2001	161	229	700	336	325	77	- 333	1 495
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern								
2002	-1 379	202	369	237	132	131	- 513	- 821
2001	466	324	544	249	260	39	- 333	1 549

Cost-Income-Ratio (auf der Basis der operativen Erträge) nach Regionen:

in %	2002	2001
Deutschland	75,8	75,7
Österreich	69,3	74,3
Übriges Westeuropa	37,2	38,7
Zentral- und Osteuropa	61,8	58,7
Amerika	32,9	29,9
Asien	45,0	57,3
Konzern	**69,1**	**68,4**

Kreditvolumen nach Regionen:

in Mio €	2002	2001
Deutschland	316 024	339 017
Österreich	75 362	81 155
Übriges Westeuropa	59 543	55 686
Zentral- und Osteuropa	15 652	12 703
Amerika	23 791	19 918
Asien	10 765	8 629
Konsolidierung	-13 204	-14 013
Konzern	**487 933**	**503 095**

Mitarbeiter nach Regionen:

	2002	2001
Deutschland	32 901	34 387
Österreich	13 381	14 151
Übriges Westeuropa	1 890	2 149
Zentral- und Osteuropa	16 820	17 999
Afrika	1	—
Amerika	590	534
Asien	340	299
Australien	3	1
Konzern	**65 926**	**69 520**

30

ZINSÜBERSCHUSS

in Mio €	2002	2001
Zinserträge aus		
Kredit- und Geldmarktgeschäften	28 222	31 671
festverzinslichen Wertpapieren und Schuldbuchforderungen	4 874	6 114
Aktien und anderen nicht festverzinslichen Wertpapieren	259	273
verbundenen Unternehmen	136	124
nach der Equity-Methode bewerteten Unternehmen	16	122
Beteiligungen	62	94
Immobilien des Finanzanlagebestandes	55	66
Zinsaufwendungen für		
Einlagen	12 301	14 829
Verbriefte Verbindlichkeiten	13 500	15 337
Nachrangkapital	1 361	1 197
Ergebnis aus dem Leasinggeschäft	**187**	**230**
Insgesamt	**6 649**	**7 331**

Zinsspannen:

in %	2002	2001
auf Basis der durchschnittlichen Risikoaktiva (BIZ)	2,07	2,20
auf Basis des durchschnittlichen Geschäftsvolumens	1,04	1,13

31

KREDITRISIKOVORSORGE

in Mio €	2002	2001
Zuführungen	5 235	3 943
Wertberichtigungen auf Forderungen	4 975	3 803
Rückstellungen im Kreditgeschäft	260	140
Auflösungen	-1 337	-1 712
Wertberichtigungen auf Forderungen	-1 188	-1 454
Rückstellungen im Kreditgeschäft	- 149	- 258
Eingänge auf abgeschriebene Forderungen	- 101	- 157
Insgesamt	**3 797**	**2 074**

32

PROVISIONSÜBERSCHUSS

in Mio €	2002	2001
Wertpapier- und Depotgeschäft	1 075	1 245
Außenhandelsgeschäft/ Zahlungsverkehr	939	923
Kreditgeschäft	476	467
Sonstiges Dienstleistungsgeschäft	194	242
Insgesamt	**2 684**	**2 877**

33

HANDELSERGEBNIS

in Mio €	2002	2001
Kursbezogene Geschäfte	172	51
Zins- und währungsbezogene Geschäfte	615	541
Insgesamt	**787**	**592**

Im Handelsergebnis sind Zins- und Dividendenerträge in Höhe von 862 Mio € sowie Refinanzierungskosten für die Handelsinstrumente in Höhe von 875 Mio € enthalten.

34

VERWALTUNGSAUFWAND

in Mio €	2002	2001
Personalaufwand	**3 912**	**4 168**
Löhne und Gehälter	2 893	3 086
Soziale Abgaben	513	518
Aufwendungen für Altersversorgung und Unterstützung	506	564
Andere Verwaltungsaufwendungen	**2 451**	**2 818**
Abschreibungen und Wertberichtigungen	**713**	**730**
auf Sachanlagen	514	585
auf Software und sonstige immaterielle Vermögenswerte ohne Geschäfts- oder Firmenwerte	199	145
Insgesamt	**7 076**	**7 716**

In 2002 haben wir Mitarbeitern keine wesentlichen Optionspläne auf Aktien der HVB AG oder ähnliche Entgeltformen zugesagt.

35

SALDO SONSTIGE BETRIEBLICHE ERTRÄGE/AUFWENDUNGEN

in Mio €	2002	2001
Sonstige betriebliche Erträge	487	1 036
Sonstige betriebliche Aufwendungen	372	551
Insgesamt	**115**	**485**

Die größten Einzelposten unter den sonstigen betrieblichen Erträgen stellen Gewinne aus der teilweisen und vollständigen Endkonsolidierung von Tochterunternehmen in Höhe von 105 Mio € dar.

Erträge aus der Auflösung von Rückstellungen, die nicht dem Kreditgeschäft zuzuordnen sind, betragen 99 Mio €. Ferner erzielten wir Mieterträge in Höhe von 56 Mio € aus Grundstücken und Gebäuden, die nicht den Finanzanlagen zuzuordnen sind. Aus dem Verkauf von Sachanlagen, Forderungen, immateriellen Vermögenswerten und sonstigen Aktiva wurden Erträge in Höhe von insgesamt 38 Mio € und Aufwendungen in Höhe von 14 Mio € gebucht. Die Aufwendungen aus Zuführungen zu abgegrenzten Verbindlichkeiten und Rückstellungen, die nicht dem Kreditgeschäft zuzuordnen sind, betragen 76 Mio €.

Darüber hinaus sind in den sonstigen betrieblichen Erträgen und Aufwendungen keine Einzelbeträge von wesentlicher Bedeutung enthalten.

36

OPERATIVE ERTRÄGE

Zusammensetzung der operativen Erträge:

in Mio €	2002	2001
Zinsüberschuss	6 649	7 331
Provisionsüberschuss	2 684	2 877
Handelsergebnis	787	592
Saldo der sonstigen betrieblichen Erträge und Aufwendungen	115	485
Insgesamt	**10 235**	**11 285**

37

AUSWIRKUNGEN AUS WECHSELKURSVERÄNDERUNGEN

Die Veränderung der Wechselkurse im Vergleich zum Vorjahr, insbesondere der Kursanstieg des Euros gegenüber dem US-Dollar und anderen bedeutenden internationalen Währungen, hat den Zins- und Provisionsüberschuss sowie das Handelsergebnis belastet und den Verwaltungsaufwand gemindert.

	Auswirkung	Bereinigte Veränderung	
	in Mio €	in Mio €	in %
Zinsüberschuss	-160	-522	-7,1
Provisionsüberschuss	-52	-141	-4,9
Handelsergebnis	-16	211	35,6
Verwaltungsaufwand	-129	-511	-6,6

38

FINANZANLAGEERGEBNIS

Im Finanzanlageergebnis weisen wir die Erfolge aus der Veräußerung sowie erfolgswirksam zu erfassende Bewertungsänderungen von HtM- und AfS-Finanzinstrumenten aus. Ferner werden hier Erfolge aus der Veräußerung at-Equity bewerteter Unternehmen sowie Aufwendungen und Realisierungserfolge aus Grundstücken und Gebäuden, die als Finanzinvestition gehalten werden, gezeigt. Das Ergebnis aus HtM-Vermögenswerten belief sich auf 15 Mio € (2001: -22 Mio €). Aus AfS-Finanzanlagen haben wir per saldo einen Gewinn in Höhe von 691 Mio € (2001: 499 Mio €) erzielt. Der bedeutendste Einzelposten dabei ist der Gewinn in Höhe von 419 Mio € aus dem Erwerb der Fremdanteile und der anschließenden Endkonsolidierung eines in 2002 gegründeten Finanzunternehmens, mit dem wir einen Teil unserer strategischen Aktienbestände abgesichert und Geldhandel betrieben haben. Darüber hinaus gleichen sich weitere Veräußerungsgewinne aus unserem Anteilsbesitz und Bewertungsaufwendungen in etwa aus.

Das Ergebnis aus dem Verkauf bzw. der Abschreibung at-Equity bewerteter Gemeinschafts- und assoziierter Unternehmen belief sich auf -40 Mio € (2001: 75 Mio €). Bei Grundstücken und Gebäuden, die als Finanzinvestition gehalten werden, ergaben sich Aufwendungen in Höhe von 55 Mio € (2001: 39 Mio €). Aus der Veräußerung von Grundstücken und Gebäuden dieses Bestandes haben wir Gewinne in Höhe von 38 Mio € (2001: 17 Mio €) erzielt.

39

ABSCHREIBUNGEN AUF GESCHÄFTS- ODER FIRMENWERTE

In 2002 haben wir Goodwill in Höhe von 210 Mio € planmäßig abgeschrieben. Im Zuge der Veräußerung und Endkonsolidierung der SelfTrade haben wir den verbliebenen Goodwill in Höhe von 164 Mio € außerplanmäßig abgeschrieben. Außerdem wurde der Goodwill an der DAB Bank (21 Mio €) in voller Höhe abgeschrieben.

40

ZUFÜHRUNGEN ZU RESTRUKTURIERUNGS-RÜCKSTELLUNGEN

Für ein Maßnahmenpaket zur künftigen Aufwandsreduzierung, das Abstandszahlungen, Rückbaukosten und Ähnliches für künftig nicht mehr benötigte Mietobjekte sowie Zahlungen im Zusammenhang mit Abfindungs- und Altersteilzeitregelungen vorsieht, haben wir Restrukturierungsrückstellungen nach IAS 37 gebildet. Die Zuführung zu diesen Rückstellungen – saldiert mit Auflösungen – in Höhe von 286 Mio € ist erstmals separat ausgewiesen.

41

SALDO ÜBRIGE ERTRÄGE/AUFWENDUNGEN

in Mio €	2002	2001
Übrige Erträge	**—**	**—**
Übrige Aufwendungen	**151**	**136**
darunter:		
Sonstige Steuern	18	37
Verlustübernahmen	133	80
Saldo übrige Erträge/Aufwendungen	**–151**	**–136**

42

ERTRAGSTEUERN

Die Ertragsteuern gliedern sich wie folgt:

in Mio €	2002	2001
Tatsächliche Steuern	277	580
Latente Steuern	– 240	2
Insgesamt	**37**	**582**

Die latenten Ertragsteuern ergeben sich aus der während des Geschäftsjahres vorgenommenen erfolgswirksamen Bildung bzw. Auflösung von Steuerabgrenzungen. Der latente Steuerertrag ist überwiegend auf die Entstehung bzw. Umkehrung von temporären Differenzen und die Entstehung bzw. Nutzung von steuerlichen Verlustvorträgen (286 Mio € latenter Steuerertrag) sowie auf die Wertanpassungen von latenten Ertragsteueransprüchen (44 Mio € latenter Steueraufwand) zurückzuführen.

Die Unterschiede zwischen den rechnerischen und den ausgewiesenen Ertragsteuern sind in der nachfolgenden Überleitungsrechnung dargestellt.

in Mio €	2002	2001
Ergebnis vor Steuern	– 821	1 549
Anzuwendender Steuersatz	26,4%	26,4%
Rechnerische Ertragsteuern	– 217	409
Steuereffekte:		
aus Vorjahren und Steuersatzänderungen	33	5
aus Auslandseinkünften	– 24	– 60
aus steuerfreien Erträgen	– 438	– 237
aus unterschiedlichen Rechtsnormen	– 112	– 29
aus nicht abziehbaren Aufwendungen	182	93
aus Wertanpassungen und dem Nichtansatz latenter Steuern	500	304
aus Geschäfts- oder Firmenwertabschreibungen	105	85
aus sonstigen Unterschieden	8	12
Ausgewiesene Ertragsteuern	**37**	**582**

Der für das Berichtsjahr anzuwendende Steuersatz beträgt unverändert 26,4%. Er setzt sich aus dem in Deutschland geltenden Körperschaftsteuersatz von 25% und dem Solidaritätszuschlag in Höhe von 5,5% der Körperschaftsteuer zusammen.

Die Steuereffekte aus Auslandseinkünften ergeben sich auf Grund der unterschiedlichen Steuersätze in den einzelnen Ländern.

Die Position Steuereffekte aus unterschiedlichen Rechtsnormen umfasst hauptsächlich die nicht nach einheitlichen Steuersätzen in Deutschland berechnete tatsächliche und latente Gewerbesteuer und die durch die Abzugsfähigkeit der Gewerbesteuer bedingte Minderung der Körperschaftsteuer und des Solidaritätszuschlags. Diese Position beinhaltet im Jahr 2002 auch die ausschüttungsbedingte Minderung und Erhöhung der Körperschaftsteuer und des Solidaritätszuschlags.

Die Position Steuereffekte aus Wertanpassungen und dem Nichtansatz latenter Steuern beinhaltet neben den Effekten aus der Verminderung von latenten Steueransprüchen gemäß IAS 12.56 die Wirkungen aus dem Nichtansatz von latenten Steueransprüchen auf Grund von steuerlichen Verlustvorträgen und temporären Differenzen des laufenden Geschäftsjahres. Außerdem sind in dieser Position auch die Auswirkungen von temporären Unterschieden in Verbindung mit Tochtergesellschaften enthalten, für die nach den Regelungen des IAS 12.39 und 12.44 keine latenten Steuern zu bilanzieren sind.

Die latenten Steuerverpflichtungen bzw. die latenten Steueransprüche verteilen sich auf folgende Positionen:

in Mio €	2002	2001
Latente Steuerverpflichtungen		
Forderungen an Kreditinstitute/		
Kunden inkl. Risikovorsorge	153	190
Handelsaktiva/-passiva	581	229
Finanzanlagen	746	665
Sachanlagen/Immaterielle		
Vermögenswerte	168	190
Sonstige Aktiva/Passiva	2 196	1 259
Verbindlichkeiten Kreditinstitute/Kunden	103	330
Sonstiges	60	127
Ausgewiesene latente		
Steuerverpflichtungen	**4 007**	**2 990**
Latente Steueransprüche		
Handelsaktiva/-passiva	845	43
Finanzanlagen	328	168
Sachanlagen/Immaterielle		
Vermögenswerte	79	155
Rückstellungen	605	590
Sonstige Aktiva/Passiva	4 105	2 991
Forderungen an Kreditinstitute/Kunden		
inkl. Risikovorsorge	262	350
Verlustvorträge	477	416
Sonstiges	142	90
Ausgewiesene latente		
Steueransprüche	**6 843**	**4 803**

Durch das Steuersenkungsgesetz wurde die Besteuerung von deutschen Kapitalgesellschaften und ihrer Anteilseigner grundlegend geändert. Grundsätzlich werden ab dem 1. Januar 2001 Kapitalgesellschaften mit einem definitiven Körperschaftsteuersatz von 25% belastet, unabhängig davon, ob die Gewinne ausgeschüttet werden oder nicht. Die Bemessung der latenten Steuern erfolgte bei unseren inländischen Gesellschaften mit dem einheitlichen Körperschaftsteuersatz einschließlich Solidaritätszuschlag in Höhe von 26,4% und dem vom jeweiligen Hebesatz abhängigen Gewerbesteuersatz. Auf Grund der Abzugsfähigkeit der Gewerbesteuer bei der Ermittlung der Körperschaftsteuer ergibt sich daraus bei der HVB AG ein unveränderter Gesamtbewertungssatz für latente Steuern von 39,8%.

Durch das Flutopferhilfegesetz wurde der Körperschaftsteuersatz bei unverändertem Solidaritätszuschlagsatz für das Jahr 2003 um 1,5% auf 26,5% erhöht. Die latenten Steuern wurden nur dann mit dem erhöhten Steuersatz bewertet, wenn nachweislich eine Umkehrung von temporären Differenzen im Jahr 2003 erfolgen wird und die Bewertung zu einer Erhöhung von latenten Steuerverpflichtungen geführt hat. Materielle Auswirkungen haben sich dadurch nicht ergeben.

Die AfS-Rücklage wurde im Geschäftsjahr um latente Steuern in Höhe von 136 Mio € vermindert. Mit der Hedge-Rücklage wurden im laufenden Jahr 1556 Mio € latente Steueransprüche verrechnet.

Bei den angegebenen direkt mit den Rücklagen verrechneten latenten Steuern handelt es sich jeweils um die Beträge vor Korrektur wegen der Anteile in Fremdbesitz.

Für steuerliche Verlustvorträge in Höhe von 2805 Mio € (2001: 1429 Mio €) und abzugsfähige temporäre Unterschiede in Höhe von 635 Mio € (2001: 271 Mio €) wurden gemäß IAS 12 keine latenten Steueransprüche angesetzt.

43

ERGEBNIS JE AKTIE

	2002	2001
Jahresüberschuss/-fehlbetrag ohne Fremdanteile in Mio €	- 829	938
Jahresüberschuss/-fehlbetrag ohne Fremdanteile und vor Abschreibungen auf Geschäfts- oder Firmenwerte in Mio €	- 434	1 259
Durchschnittliche Anzahl der Aktien	536 288 701	536 088 701
Ergebnis je Aktie bereinigt um Goodwill-abschreibungen in €	**- 0,81**	**2,35**
Ergebnis je Aktie in €	**- 1,55**	**1,75**

Da zum Abschlussstichtag sowohl für 2002 als auch für 2001 keine Wandel- oder Optionsrechte aus bedingtem Kapital ausstanden, war ein verwässertes Ergebnis je Aktie nicht zu ermitteln.

44

WERTSCHÖPFUNGSRECHNUNG

Entstehung:

in Mio €	2002	2001
Operative Erträge	10 235	11 285
Finanzanlageergebnis	649	530
Summe der Erträge	10 884	11 815
Kreditrisikovorsorge	3 797	2 074
Andere Verwaltungsaufwendungen	2 451	2 818
Abschreibungen und Wertberichtigungen auf Sachanlagen und immaterielle Vermögenswerte	1 108	1 051
Übrige Aufwendungen (ohne Steuern) und Zuführung zu Restrukturierungsrückstellungen	419	118
Wertschöpfung	**3 109**	**5 754**

Verwendung:

in Mio €	2002	2001
Wertschöpfung	**3 109**	**5 754**
Mitarbeiter (Personalaufwand)	3 912	4 168
Öffentliche Hand (Steuern)	55	619
Aktionäre der HypoVereinsbank (Dividende)	—	457
Fremdanteile	- 29	29
Unternehmen	- 829	481

45
BARRESERVE

in Mio €	2002	2001
Kassenbestand und Guthaben bei Zentralnotenbanken	4 780	6 787
Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind	593	1 249
Schatzwechsel und unverzinsliche Schatzanweisungen sowie ähnliche Schuldtitel öffentlicher Stellen	229	697
Wechsel	364	552
Insgesamt	**5 373**	**8 036**

46
HANDELSAKTIVA

in Mio €	2002	2001
Schuldverschreibungen und andere festverzinsliche Wertpapiere	33 793	36 854
Geldmarktpapiere	2 498	1 180
Anleihen und Schuldverschreibungen	31 295	35 674
von öffentlichen Emittenten	4 698	6 224
von anderen Emittenten	20 259	22 383
konzerneigene Schuldverschreibungen	6 338	7 067
darunter:		
börsenfähige Werte	31 997	35 540
börsennotiert	27 591	32 121
nicht börsennotiert	4 406	3 419
Aktien und andere nicht festverzinsliche Wertpapiere	2 536	5 060
Aktien	1 442	2 910
Investmentanteile	1 045	1 061
Sonstige	49	1 089
darunter:		
börsenfähige Werte	2 480	3 992
börsennotiert	1 720	3 269
nicht börsennotiert	760	723
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	44 411	23 447
Sonstige Handelsbestände	4 512	3 849
Insgesamt	**85 252**	**69 210**

Die Handelsaktiva werden zu beizulegenden Zeitwerten bewertet. Bei den börsenfähigen Wertpapieren beläuft sich die Differenz zwischen den Anschaffungskosten und den beizulegenden Zeitwerten auf 996 Mio €.

Schuldverschreibungen und andere festverzinsliche Wertpapiere von verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2002	2001
Verbundene, nicht einbezogene Unternehmen	130	486
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	375	126
Insgesamt	**505**	**612**

47
FORDERUNGEN AN KREDITINSTITUTE

Forderungen an Kreditinstitute nach Geschäftsarten:

in Mio €	2002	2001
Kredite und Darlehen	**43 155**	**44 602**
Kommunaldarlehen	22 432	23 395
Immobilienfinanzierungen	388	384
Sonstige Forderungen	20 335	20 823
Geldanlagen	**30 712**	**44 897**
Insgesamt	**73 867**	**89 499**

Forderungen an Kreditinstitute in Deutschland und übrigen Regionen:

in Mio €	2002	2001
Kreditinstitute in Deutschland	35 134	39 448
Kreditinstitute in übrigen Regionen	38 733	50 051
Insgesamt	**73 867**	**89 499**

Forderungen an Kreditinstitute nach Fristen:

in Mio €	2002	2001
Täglich fällig	15 045	8 535
Befristet mit Restlaufzeit	58 822	80 964
bis 3 Monate	24 538	37 559
über 3 Monate bis 1 Jahr	8 430	13 207
über 1 Jahr bis 5 Jahre	12 520	14 640
über 5 Jahre	13 334	15 558
Insgesamt	**73 867**	**89 499**

Forderungen an verbundene, nicht einbezogene Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2002	2001
Verbundene, nicht einbezogene Unternehmen	605	684
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	2 574	3 730
Insgesamt	**3 179**	**4 414**

48

FORDERUNGEN AN KUNDEN

Forderungen an Kunden nach Geschäftsarten:

in Mio €	2002	2001
Kredite und Darlehen	**406 210**	**420 940**
Kommunaldarlehen	59 252	64 477
Immobilienfinanzierungen	199 799	192 527
Sonstige Forderungen	147 159	163 936
Geldanlagen	**3 728**	**10 120**
Insgesamt	**409 938**	**431 060**

Forderungen an Kunden in Deutschland und übrigen Regionen:

in Mio €	2002	2001
Kunden in Deutschland	264 257	282 389
Kunden in übrigen Regionen	145 681	148 671
Insgesamt	**409 938**	**431 060**

Forderungen an Kunden nach Fristen:

in Mio €	2002	2001
Unbestimmte Laufzeiten	29 027	26 695
Befristet mit Restlaufzeit	380 911	404 365
bis 3 Monate	41 160	51 716
über 3 Monate bis 1 Jahr	30 119	32 548
über 1 Jahr bis 5 Jahre	93 015	92 746
über 5 Jahre	216 617	227 355
Insgesamt	**409 938**	**431 060**

Forderungen an verbundene, nicht einbezogene Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2002	2001
Verbundene, nicht einbezogene Unternehmen	3 115	3 594
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	3 979	3 444
Insgesamt	**7 094**	**7 038**

Forderungen aus dem Leasinggeschäft (Finanzierungs-Leasing):

in Mio €	2002	2001
Bruttoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	254	212
über 3 Monate bis 1 Jahr	483	621
über 1 Jahr bis 5 Jahre	1 588	1 923
über 5 Jahre	2 129	1 907
Bruttoinvestitionswert insgesamt	**4 454**	**4 663**
darunter:		
nicht garantierte Restwerte	923	1 092
Unrealisierter Finanzertrag (Restlaufzeiten)		
bis 3 Monate	– 4	– 15
über 3 Monate bis 1 Jahr	– 23	– 51
über 1 Jahr bis 5 Jahre	– 176	– 408
über 5 Jahre	– 538	– 254
Unrealisierter Finanzertrag insgesamt	**– 741**	**– 728**
Nettoinvestitionswert (Restlaufzeiten)		
bis 3 Monate	250	197
über 3 Monate bis 1 Jahr	460	570
über 1 Jahr bis 5 Jahre	1 412	1 515
über 5 Jahre	1 591	1 653
Nettoinvestitionswert insgesamt	**3 713**	**3 935**

Der Bruttoinvestitionswert ist aus Sicht des Leasinggebers die Summe aus den Mindestleasingzahlungen in einem Finanzierungs-Leasing und jeglichem, dem Leasinggeber zustehenden nicht garantierten Restwert. Die Mindestleasingzahlungen sind dabei diejenigen Zahlungen, welche der Leasingnehmer während der Laufzeit des Leasingverhältnisses zu zahlen hat oder zu denen er herangezogen werden kann sowie jegliche garantierten Restwerte.

Der nicht garantierte Restwert ist derjenige Teil des Restwertes des Leasinggegenstandes, dessen Realisierung durch den Leasinggeber nicht gewiss ist. Maßgeblich für die Bemessung ist die Schätzung zum Zeitpunkt des Leasingbeginns.

Der unrealisierte Finanzertrag bezeichnet die Differenz zwischen dem Bruttoinvestitionswert des Leasinggebers aus dem Leasingverhältnis und dessen Barwert (Nettoinvestitionswert).

49

WERTBERICHTIGUNGEN AUF FORDERUNGEN

Bestandsentwicklung:

in Mio €	Einzelrisiken		Länderrisiken		Latente Risiken		Insgesamt	
	2002	2001	2002	2001	2002	2001	2002	2001
Bestand zum 1. 1.	**11 647**	**11 269**	**271**	**183**	**553**	**697**	**12 471**	**12 149**
Erfolgswirksame Veränderungen								
+ Bruttozuführungen	4 747	3 520	48	148	180	135	4 975	3 803
– Auflösungen	874	1 260	189	57	125	137	1 188	1 454
Erfolgsneutrale Veränderungen								
+/– Bestandsveränderungen durch Zu- bzw. Abgänge im Konsolidierungskreis	–129	–74	–2	—	–5	—	–136	–74
– Inanspruchnahme von bestehenden Wertberichtigungen	2 209	2 331	—	3	143	150	2 352	2 484
+/– Auswirkungen aus Währungsumrechnungen und andere nicht erfolgswirksame Veränderungen	–47	523	–41	—	34	8	–54	531
Bestand zum 31. 12.	**13 135**	**11 647**	**87**	**271**	**494**	**553**	**13 716**	**12 471**

Aufgliederung der Wertberichtigungen auf Forderungen:

in Mio €	2002	2001
Forderungen an Kreditinstitute	278	273
Forderungen an Kunden	12 944	11 645
Pauschalwertberichtigung	494	553
Insgesamt	**13 716**	**12 471**

Zinslos gestellte Kredite

Im Kreditvolumen sind zinslos gestellte Kredite in Höhe von 14,7 Mrd € (2001: 12,9 Mrd €) enthalten. Der Anteil der zinslos gestellten Kredite am gesamten Kreditvolumen stieg auf 3,01% (2001: 2,57%). Der Risikovorsorgebestand beträgt 97% (2001: 99%) der zinslos gestellten Kredite. Der Zinsausfall belief sich in diesem Jahr auf 729 Mio € (2001: 696 Mio €).

Risikovorsorgebestandsquote:

in Mio €	2002	2001
Risikovorsorgebestand	14 180	12 852
Wertberichtigungen auf Forderungen	13 716	12 471
Rückstellungen im Kreditgeschäft	464	381
Kreditvolumen	487 933	503 095
Risikovorsorgebestandsquote[1] in%	**2,91**	**2,55**

[1] Risikovorsorgebestand : Kreditvolumen.

50

ENTWICKLUNG DER KREDITRISIKEN

Kreditvolumen:

in Mio €	2002	2001
Kredite und Darlehen an Kreditinstitute	43 155	44 602
Kredite und Darlehen an Kunden	406 210	420 940
Eventualverbindlichkeiten	38 568	37 553
Insgesamt	**487 933**	**503 095**

Nettozuführungsquote:

in Mio €	2002	2001
Kreditrisikovorsorge	3 797	2 074
Kreditvolumen	487 933	503 095
Nettozuführungsquote[1] in %	**0,78**	**0,41**

[1] Kreditrisikovorsorge : Kreditvolumen.

Kreditausfallquote:

in Mio €	2002	2001
Inanspruchnahme von bestehenden Wertberichtigungen	2 352	2 484
+ Inanspruchnahme von Rückstellungen im Kreditgeschäft	5	8
– Eingänge auf abgeschriebene Forderungen	101	157
Kreditausfälle	2 256	2 335
Kreditvolumen	487 933	503 095
Kreditausfallquote[1] in %	**0,46**	**0,46**

[1] Kreditausfälle : Kreditvolumen.

51

FINANZANLAGEN

Zusammensetzung der Finanzanlagen:

in Mio €	2002	2001
HtM-Finanzanlagen		
Schuldverschreibungen und andere festverzinsliche Wertpapiere	31 151	37 995
AfS-Finanzanlagen	69 749	74 439
Anteile an verbundenen nicht konsolidierten Unternehmen	2 330	1 988
Beteiligungen	3 850	2 340
Schuldverschreibungen und andere festverzinsliche Wertpapiere	54 345	50 907
Aktien und andere nicht festverzinsliche Wertpapiere	9 224	19 204
darunter:		
langfristig gehaltene Bestände	6 352	12 814
At-Equity bewertete Unternehmen	537	1 245
Als Finanzinvestition gehaltene Grundstücke und Gebäude	561	814
Insgesamt	**101 998**	**114 493**

Auf die Buchwerte per 31. Dezember 2002 entfallen:

in Mio €	Nicht konsolidierte verbundene Unternehmen	At-Equity bewertete Unternehmen	Beteiligungen	Schuldverschreibungen und andere festverzinsliche Wertpapiere	Aktien und andere nicht festverzinsliche Wertpapiere	Insgesamt
Börsenfähige Werte	228	66	2 590	82 365	7 511	92 760
Börsennotierte Werte	110	66	1 055	77 245	4 669	83 145
Nicht börsennotierte Werte	118	—	1 535	5 120	2 842	9 615

Veräußerungsbeschränkungen oder Beschränkungen bei der Vereinnahmung von Erträgen aus Finanzanlagen lagen nicht vor.

Von den Schuldverschreibungen und anderen festverzinslichen Wertpapieren werden im Folgejahr 18 613 Mio € fällig.

Entwicklung der HtM- und langfristigen Finanzanlagen sowie der als Finanzinvestition gehaltenen Immobilien:

in Mio €	HtM-Finanzanlagen	Nicht konsolidierte verbundene Unternehmen	Beteiligungen	Langfristig gehaltene Bestände an Aktien und anderen nicht festverzinslichen Wertpapieren	At-Equity bewertete Unternehmen	Als Finanzinvestitionen gehaltene Immobilien	Insgesamt
Anschaffungskosten							
Stand 1.1.2002	38136	2570	2301	7618	1230	1043	52898
Veränderungen des Konsolidierungskreises	-61	270	18	2	-87	—	142
Veränderungen aus Währungsumrechnungen	-941	-91	—	—	—	-7	-1039
Zugänge	3862	1040	2572	3583	59	47	11163
Umbuchungen	109	415	76	-1093	-407	-29	-929
Abgänge	9922	1044	484	1895	10	245	13600
Stand 31.12.2002	31183	3160	4483	8215	785	809	48635
***Erfolgsneutrale* Bewertungsanpassungen**							
Stand 1.1.2002	-60	-117	367	5302	—	—	5492
Veränderungen des Konsolidierungskreises	-14	9	59	—	—	—	54
Veränderungen aus Währungsumrechnungen	—	—	—	—	—	—	—
Erfolgsneutrale Wertänderungen	—	122	-36	-7662	—	—	-7576
Umbuchungen	—	—	—	234	—	—	234
Abgänge	-74	—	386	-418	—	—	-106
Stand 31.12.2002	—	14	4	-1708	—	—	-1690
Kumulierte Veränderung aus der at-Equity-Bewertung	—	—	—	—	-188	—	-188
Ab- und Zuschreibungen							
Stand 1.1.2002	81	465	328	106	34	229	1243
Veränderungen des Konsolidierungskreises	—	-1	20	—	-34	—	-15
Veränderungen aus Währungsumrechnungen	-53	-3	-1	-1	—	—	-58
Wertminderungen	17	291	277	16	60	32	693
Auflösung von Agio und Disagio	30	—	—	—	—	—	30
Zuschreibungen	2	36	1	—	—	—	39
Umbuchungen	—	142	43	39	—	9	233
Abgänge	41	14	29	5	—	22	111
Stand 31.12.2002	32	844	637	155	60	248	1976
Buchwerte							
Stand 31.12.2002	31151	2330	3850	6352	537	561	44781
Stand 31.12.2001	37995	1988	2340	12814	1245	814	57196

Die Abgänge bei den HtM-Finanzanlagen betreffen Einlösungen bei Endfälligkeiten.

Die Positionen Schuldverschreibungen und andere festverzinsliche Wertpapiere sowie Aktien und andere nicht festverzinsliche Wertpapiere gliedern sich wie folgt auf:

in Mio €	2002	2001
Schuldverschreibungen und andere festverzinsliche Wertpapiere	85 496	88 902
Geldmarktpapiere	2 122	3 745
Anleihen und Schuldverschreibungen	83 374	85 157
von öffentlichen Emittenten	35 061	34 874
von anderen Emittenten	41 834	45 167
konzerneigene Schuldverschreibungen	6 479	5 116
Aktien und andere nicht festverzinsliche Wertpapiere	9 224	19 204
darunter:		
Aktien	5 543	14 226
Investmentanteile	2 045	3 326

Schuldverschreibungen und andere festverzinsliche Wertpapiere von verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2002	2001
Verbundene, nicht einbezogene Unternehmen	107	498
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	389	240
Insgesamt	**496**	**738**

Beizulegende Zeitwerte der Finanzanlagen:
Der beizulegende Zeitwert der Grundstücke und Gebäude, die als Finanzinvestition gehalten werden, belief sich zum Bilanzstichtag auf 722 Mio € (2001: 958 Mio €). Für die wesentlichen Anteile an börsennotierten Unternehmen im Nichtbankenbereich haben wir einen beizulegenden Zeitwert von insgesamt 5,0 Mrd € ermittelt. Aus der Gegenüberstellung mit dem Buchwert ergibt sich eine Differenz von –1,7 Mrd € (2001: 5,2 Mrd €).

Bei dem nachstehenden Anteilsbesitz verfolgen wir keine unternehmerischen Ziele und nehmen keinen Einfluss auf finanzielle und operative Entscheidungen.

Wesentliche Anteile an börsennotierten Unternehmen im Nichtbankenbereich:

	2002 Kapitalanteil[5] in %	2002 Marktwerte in Mio €	2001 Kapitalanteil in %	2001 Marktwerte in Mio €
Agrob AG	52,7	14	52,7	24
Aktienbrauerei Kaufbeuren AG	65,7	7	75,7	7
Allianz AG	4,6	1 113	6,2	4 299
Brau und Brunnen AG[1]	55,6	119	55,6	45
ERGO Versicherungsgruppe Aktiengesellschaft	<5,0	453	—	—
Gabriel Sedlmayr Spaten-Franziskaner-Bräu Kommanditgesellschaft auf Aktien[2]	—	—	19,0	108
Immotrust Anlagen AG	25,0	16	25,0	16
Lambacher HITIAG Leinen AG[3]	—	—	51,0	4
Münchener Rückversicherungs-Gesellschaft AG	13,2	2 680	13,3	7 075
Rhön-Klinikum AG[4]	18,5	154	—	—
Unternehmens Invest AG	13,0	6	14,2	6
Wienerberger AG	31,9	353	31,9	320
Wiener Städtische Allgemeine Versicherung AG[2]	—	—	8,0	111
Wüstenrot & Württembergische AG	7,5	75	7,6	100
Insgesamt	—	**4 990**	—	**12 115**

[1] Von den insgesamt 55,6% in 2002 weisen wir 33,6% unter den langfristigen Finanzanlagen aus, die restlichen 22,0% entfallen auf die kurzfristigen Finanzanlagen.

[2] Verkauft in 2002.

[3] Seit Ende 2001 nicht mehr börsennotiert.

[4] Gekauft in 2002.

[5] Durchgerechnet.

52

ENTWICKLUNG DER SACHANLAGEN

in Mio €	Betrieblich genutzte Grundstücke und Gebäude sowie Gebäude im Bau	Betriebs- und Geschäfts- ausstattung	Leasing- gegenstände aus Operate Leasing	Anlagen im Bau	Insgesamt
Anschaffungs-/Herstellungskosten					
Stand 1. 1. 2002	3347	3879	686	—	7912
Veränderungen des Konsolidierungskreises	-10	- 58	- 600	4	- 664
Veränderungen aus Währungsumrechnungen	- 32	- 47	- 2	—	- 81
Zugänge	55	204	16	78	353
Umbuchungen	- 38	- 69	—	83	- 24
Abgänge	15	470	81	45	611
Stand 31. 12. 2002	3307	3439	19	120	6885
Ab- und Zuschreibungen					
Stand 1. 1. 2002	957	2492	139	—	3588
Veränderungen des Konsolidierungskreises	- 8	- 48	-102	—	-158
Veränderungen aus Währungsumrechnungen	- 5	- 22	—	—	- 26
Planmäßige Abschreibungen	80	411	2	—	492
Außerplanmäßige Abschreibungen	13	10	—	—	23
Zuschreibungen	—	—	—	—	—
Umbuchungen	—	- 35	—	—	- 35
Abgänge	8	429	35	—	472
Stand 31. 12. 2002	1029	2379	4	—	3412
Buchwerte					
Stand 31. 12. 2002	2278	1060	15	120	3473
Stand 31. 12. 2001	2390	1387	547	—	4324

In den Sachanlagen sind geleistete Anzahlungen von 120 Mio € für Anlagen im Bau enthalten. In Höhe von 92 Mio € bestanden Verpflichtungen für den Erwerb von Gegenständen des Sachanlagevermögens.

53

IMMATERIELLE ANLAGEWERTE

Entwicklung der immateriellen Anlagewerte:

in Mio €	Geschäfts- oder Firmenwerte davon aus verbundenen Unternehmen	davon at-Equity bewertete Unternehmen	Software davon erworben	Software davon selbst-erstellt	Sonstige immaterielle Anlagewerte	Geleistete Anzahlungen auf immaterielle Vermögenswerte
Anschaffungs-/Herstellungskosten						
Stand 1.1.2002	3935	53	783	260	211	4
Veränderungen des Konsolidierungskreises	-190	9	-8	—	-3	—
Veränderungen aus Währungsumrechnungen	-22	—	-4	—	-6	—
Zugänge	—	—	120	146	9	128
Umbuchungen	65	-65	-21	37	—	56
Abgänge	—	—	84	51	89	6
Stand 31.12.2002	3788	-3	786	392	122	182
Ab- und Zuschreibungen						
Stand 1.1.2002	672	3	425	42	58	—
Veränderungen des Konsolidierungskreises	-255	—	-6	—	-2	—
Veränderungen aus Währungsumrechnungen	13	—	-2	—	-2	—
Planmäßige Abschreibungen	207	3	123	55	18	—
Außerplanmäßige Abschreibungen	185	—	3	—	—	—
Zuschreibungen	—	—	—	—	—	—
Umbuchungen	7	-7	-12	24	-1	—
Abgänge	—	—	81	17	2	—
Stand 31.12.2002	829	-1	450	104	69	—
Buchwerte						
Stand 31.12.2002	2959	-2	336	288	53	182
Stand 31.12.2001	3263	50	358	218	153	4

Abschreibungen auf Geschäfts- oder Firmenwerte werden in einem separaten Posten der Gewinn- und Verlustrechnung ausgewiesen. Abschreibungen auf Software sowie sonstige immaterielle Anlagewerte werden im Posten Abschreibungen und Wertberichtigungen auf immaterielle Vermögenswerte innerhalb des Verwaltungsaufwands erfasst.

54

SONSTIGE AKTIVA

in Mio €	2002	2001
Steueransprüche	7656	5354
Tatsächliche Steuern	813	551
Latente Steuern	6843	4803
Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten	9542	10170
Sonstige Vermögenswerte	3318	3829
Rechnungsabgrenzungsposten	640	1001
Insgesamt	**21156**	**20354**

Positive beizulegende Zeitwerte aus derivativen Finanzinstrumenten

Unter die positiven beizulegenden Zeitwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate, deren beizulegender Zeitwert sich auf 9,5 Mrd € (2001: 8,8 Mrd €) beläuft.

Sonstige Vermögenswerte

Die sonstigen Vermögenswerte enthalten unter anderem Schecks und fällige Schuldverschreibungen.

55

NACHRANGIGE VERMÖGENSWERTE

Folgende Bilanzpositionen enthalten nachrangige Vermögenswerte:

in Mio €	2002	2001
Forderungen an Kreditinstitute	**1 827**	**2 108**
darunter:		
an verbundene, nicht einbezogene Unternehmen	11	6
an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	3	2
Forderungen an Kunden	**1 205**	**815**
darunter:		
an verbundene, nicht einbezogene Unternehmen	183	94
an Unternehmen, mit denen ein Beteiligungsverhältnis besteht	182	32
Handelsaktiva	**834**	**642**
Finanzanlagen	**637**	**1 301**
Insgesamt	**4 503**	**4 866**

56

PENSIONSGESCHÄFTE

Als Pensionsgeber echter Pensionsgeschäfte haben wir Vermögenswerte mit einem Buchwert von 31,3 Mrd € verpensioniert. Die Vermögenswerte sind weiterhin Bestandteil unserer Aktiva, die erhaltenen Gegenwerte weisen wir unter den Verbindlichkeiten aus. Es handelt sich dabei überwiegend um an internationalen Geldmärkten abgeschlossene Repo-Geschäfte sowie um Offenmarktgeschäfte mit der Deutschen Bundesbank.

57

VERBRIEFUNGSGESCHÄFTE (SECURITIZATION)

Bei Securitization handelt es sich um die vollständige oder teilweise Weitergabe von Kreditrisiken ausgewählter, vorab exakt definierter Kreditportfolios an den Kapitalmarkt. Vorrangige Motivation unserer bankeigenen Securitization-Programme ist die Risikoentlastung unseres Kreditportfolios. Der Risikotransfer und die daraus folgende Eigenkapitalentlastung wird bei synthetischer Securitization durch Besicherung in Form von Garantien oder Kreditderivaten (Credit Default Swaps, Credit Linked Notes und Ähnliches) und bei traditioneller Securitization durch den Verkauf von Bilanzaktiva erreicht.

Die HVB Group hat bisher ausschließlich synthetische Verbriefungsprogramme mit Laufzeiten zwischen 3 und 55 Jahren aufgelegt. In 2002 weitete die HVB Group ihre Verbriefungsaktivitäten durch den Abschluss von neun Securitization-Programmen bedeutend aus.
Das hierdurch ausplatzierte Kreditvolumen belief sich per 31. Dezember 2002 auf 20,5 Mrd € bei einer Entlastung der gewichteten Risikoaktiva nach BIZ in Höhe von 12,5 Mrd €.

Zum Jahresende beträgt das Kreditvolumen der gesamten laufenden Securitization-Programme der HVB Group 33,2 Mrd € (2001: 16,2 Mrd €) mit einer Entlastungswirkung auf die gewichteten Risikoaktiva nach BIZ in Höhe von 22,2 Mrd € (2001: 12,7 Mrd €).

Die Securitization-Programme sehen in der Regel vor, einen geringen Teil der Risiken in Form einer nachrangigsten Tranche (First Loss Piece) bzw. einer Zinsunterbeteiligung des Sicherungsgebers (Interest Subparticipation) zurückzubehalten.

Bei den nachfolgend aufgelisteten Programmen betragen die nachrangigsten Tranchen insgesamt 141 Mio € und die Zinsunterbeteiligungen insgesamt 269 Mio €.

Sicherungsnehmer	Name der Transaktion	Laufzeit der Transaktion in Jahren	Forderungsart	Kreditvolumen in Mio €	Entlastung der gewichteten Risikoaktiva nach BIZ in Mio €
Bayerische Hypo- und Vereinsbank AG	Amadeus	40	Wertpapierportfolio	889	270
Bayerische Hypo- und Vereinsbank AG	Mozart	35	Wertpapierportfolio	625	313
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2000-1	8	Firmenkundenkredite	835	829
HVB Banque Luxembourg S. A.	GELDILUX 99-2	4	Eurokredite	750	663
Westfälische	European				
Hypothekenbank AG	Dream 2000	5	europäische MBS	658	521
Württembergische			private		
Hypothekenbank AG	WürttHyp 2000-1	41	Hypothekendarlehen	445	188
Summe 1998–2000				**4 202**	**2 784**
Bayerische Hypo- und	Hudson Realty		gewerbliche		
Vereinsbank AG	American Protection	13	Hypothekendarlehen	1 881	1 881
Bayerische Hypo- und			private		
Vereinsbank AG	PROVIDE-A 2001-1	36	Hypothekendarlehen	851	770
HVB Banque Luxembourg S. A.	GELDILUX 2001-1	3	Eurokredite	1 500	1 323
	HVB Real Estate		private		
HVB Real Estate Bank AG	2001-1	55	Hypothekendarlehen	1 147	494
	NürnbergHyp		private		
HVB Real Estate Bank AG	2001-1	48	Hypothekendarlehen	355	279
Westfälische	Dutch Dream		gewerbliche		
Hypothekenbank AG	2001-1	7	Hypothekendarlehen	848	700
Westfälische	European Dream				
Hypothekenbank AG	2001-1	5	europäische MBS	968	773
Württembergische			gewerbliche		
Hypothekenbank AG	WürttHyp 2000-1	11	Hypothekendarlehen	908	694
Summe 2001				**8 458**	**6 914**
Bank Austria Creditanstalt AG	PROMISE Austria-2002	8	Firmenkundenkredite	1 008	874
Bayerische Hypo- und	Building Comfort		private		
Vereinsbank AG	2002-1	52	Hypothekendarlehen	4 835	1 874
Bayerische Hypo- und	Building Comfort		private		
Vereinsbank AG	2003-1	52	Hypothekendarlehen	4 839	1 832
Bayerische Hypo- und Vereinsbank AG	PROMISE-A 2002-1	8	Firmenkundenkredite	1 169	1 148
HVB Banque Luxembourg S. A.	GELDILUX 2002-1	3	Eurokredite	3 000	2 714
	PROVIDE Comfort		private		
HVB Real Estate Bank AG	2002-1	54	Hypothekendarlehen	2 861	1 523
Westfälische			gewerbliche		
Hypothekenbank AG	DUKE 2002	6	Hypothekendarlehen	832	788
Westfälische			gewerbliche		
Hypothekenbank AG	GECO 2002	7	Hypothekendarlehen	1 021	885
Württembergische			gewerbliche		
Hypothekenbank AG	WürttHyp EU-1	26	Hypothekendarlehen	982	838
Summe 2002				**20 547**	**12 476**
Insgesamt				**33 207**	**22 174**

58

VERBINDLICHKEITEN GEGENÜBER KREDITINSTITUTEN

Verbindlichkeiten gegenüber Kreditinstituten in Deutschland und übrigen Regionen:

in Mio €	2002	2001
Kreditinstitute in Deutschland	29 919	40 607
Kreditinstitute in übrigen Regionen	113 442	94 017
Insgesamt	**143 361**	**134 624**

Verbindlichkeiten gegenüber Kreditinstituten nach Fristen:

in Mio €	2002	2001
Täglich fällig	13 280	11 036
Befristet mit Restlaufzeit	130 081	123 588
bis 3 Monate	81 879	81 556
über 3 Monate bis 1 Jahr	22 493	14 959
über 1 Jahr bis 5 Jahre	9 744	8 495
über 5 Jahre	15 965	18 578
Insgesamt	**143 361**	**134 624**

Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2002	2001
Verbundene, nicht einbezogene Unternehmen	597	593
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	11 135	11 629
Insgesamt	**11 732**	**12 222**

59

VERBINDLICHKEITEN GEGENÜBER KUNDEN

Verbindlichkeiten gegenüber Kunden in Deutschland und übrigen Regionen:

in Mio €	2002	2001
Kunden in Deutschland	75 002	81 911
Kunden in übrigen Regionen	79 920	89 751
Insgesamt	**154 922**	**171 662**

Verbindlichkeiten gegenüber Kunden nach Fristen – Spareinlagen und Einlagen aus dem Bauspargeschäft:

in Mio €	2002	2001
Befristet mit Restlaufzeit		
bis 3 Monate	14 065	13 824
über 3 Monate bis 1 Jahr	3 536	3 293
über 1 Jahr bis 5 Jahre	5 873	6 324
über 5 Jahre	7 026	5 818
Insgesamt	**30 500**	**29 259**

Andere Verbindlichkeiten:

in Mio €	2002	2001
Täglich fällig	49 548	54 001
Befristet mit Restlaufzeit	74 874	88 402
bis 3 Monate	42 746	59 302
über 3 Monate bis 1 Jahr	8 987	6 267
über 1 Jahr bis 5 Jahre	12 274	12 554
über 5 Jahre	10 867	10 279
Insgesamt	**124 422**	**142 403**

Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2002	2001
Verbundene, nicht einbezogene Unternehmen	1 218	822
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	1 047	624
Insgesamt	**2 265**	**1 446**

60

VERBRIEFTE VERBINDLICHKEITEN

Verbriefte Verbindlichkeiten nach Geschäftsarten:

in Mio €	2002	2001
Begebene Inhaber-schuldverschreibungen	213 728	248 584
Hypothekenpfandbriefe	56 330	50 878
Öffentliche Pfandbriefe	79 009	85 150
Sonstige Schuldverschreibungen	76 187	109 927
Geldmarktpapiere	2 202	2 629
Begebene Namenspapiere	52 466	54 288
Hypothekenpfandbriefe	34 716	36 440
Öffentliche Pfandbriefe	17 645	17 848
Sonstige Schuldverschreibungen	105	—
Andere verbriefte Verbindlichkeiten	5 367	7 837
Insgesamt	**271 561**	**310 709**

Verbriefte Verbindlichkeiten nach Fristen:

in Mio €	2002	2001
Befristet mit Restlaufzeit		
bis 3 Monate	33 351	59 217
über 3 Monate bis 1 Jahr	45 089	47 031
über 1 Jahr bis 5 Jahre	130 274	137 066
über 5 Jahre	62 847	67 395
Insgesamt	**271 561**	**310 709**

Verbriefte Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2002	2001
Verbundene, nicht einbezogene Unternehmen	1 776	—
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	111	143
Insgesamt	**1 887**	**143**

61

HANDELSPASSIVA

Als Handelspassiva werden die negativen beizulegenden Zeitwerte aus derivativen Handelsinstrumenten ausgewiesen. Daneben sind hier vom Handel emittierte Optionsscheine und Zertifikate enthalten.

62

RÜCKSTELLUNGEN

in Mio €	2002	2001
Rückstellungen für Pensionen und ähnliche Verpflichtungen	4 664	4 591
Steuerverpflichtungen	4 736	4 001
Tatsächliche Steuern	729	1 011
Latente Steuern	4 007	2 990
Restrukturierungsrückstellungen	323	94
nach IAS 22.31	25	72
nach IAS 37	298	22
Rückstellungen im Kreditgeschäft	464	381
Sonstige Rückstellungen	744	804
darunter:		
Langfristige Verpflichtungen gegenüber Arbeitnehmern	206	208
Insgesamt	**10 931**	**9 871**

Pensionsrückstellungen

Die Rückstellungen für Pensionen und ähnliche Verpflichtungen beinhalten die betriebsinternen Direktzusagen für eine betriebliche Altersversorgung an Mitarbeiter der HVB Group.

Die betriebsinternen Direktzusagen sind teils endgehaltsabhängig, teils basieren sie auf Bausteinplänen mit dynamischer Besitzstandswahrung. Darüber hinaus leisten Konzernunternehmen Zuwendungen für Zusagen von überbetrieblichen Einrichtungen. Die über Pensionskassen oder kongruent rückgedeckten Unterstützungskassen finanzierten Pensionsverpflichtungen sind entweder beitragsorientiert (»Defined Contribution Plan«) oder können wegen IAS 19.58) und IAS 19.104 materiell als beitragsorientierte Pensionsverpflichtungen behandelt werden. Der Aufwand für die beitragsorientierten Pensionsverpflichtungen betrug 98 Mio € (2001: 111 Mio €).

Bei der Berechnung der Rückstellung für die betriebsinternen Pensionsansprüche wurde der Zinssatz im Vergleich zum Vorjahr leicht gesenkt; die anderen Bewertungsparameter blieben unverändert:

in %	2002	2001
Zinssatz	5,5	5,75
Rentendynamik	1,5	1,5
Gehalts- bzw. Anwartschaftsdynamik	2,5	2,5
Karrieredynamik	0–1,5	0–1,5

Der Barwert der erdienten betriebsinternen Pensionsverpflichtungen betrug 4782 Mio € (2001: 4636 Mio €).

Die ungetilgten versicherungstechnischen Verluste beliefen sich auf 118 Mio € (2001: 42 Mio € Verluste); der Korridor von 10% wurde nicht überschritten.

Die in der Bilanz passivierte Rückstellung für Pensionsverpflichtungen hat sich wie folgt entwickelt:

in Mio €	
Stand 1. 1. 2002	**4 591**
+ Pensionsaufwand	370
– Liquiditätswirksame Zahlungen	286
+/– Veränderungen im Konsolidierungskreis	– 9
+/– Veränderungen aus Währungsumrechnungen	– 2
Stand 31. 12. 2002	**4 664**

Der Pensionsaufwand setzt sich aus dem Barwert der im Geschäftsjahr erdienten Pensionsansprüche in Höhe von 114 Mio € (2001: 107 Mio €) und dem Zinsaufwand in Höhe von 256 Mio € (2001: 339 Mio €) zusammen.

Restrukturierungs- und sonstige Rückstellungen:

in Mio €	Restrukturierungsrückstellungen im Zusammenhang mit der Integration der Bank Austria	Restrukturierungsrückstellungen nach IAS 37	Rückstellungen im Kreditgeschäft	Sonstige Rückstellungen
Stand 1. 1. 2002	**72**	**22**	**381**	**804**
Veränderungen im Konsolidierungskreis	—	—	3	– 62
Veränderungen aus Währungsumrechnungen	—	—	– 14	– 1
Zuführungen zu den Rückstellungen	—	288	260	194
Auflösungen	—	2	149	42
Umbuchungen	—	—	– 12	1
Inanspruchnahmen	47	10	5	150
Stand 31. 12. 2002	**25**	**298**	**464**	**744**

Um rückläufige Erträge insbesondere im Geschäftsfeld Deutschland zu kompensieren, haben wir ein umfangreiches Maßnahmenpaket zur Aufwandsreduzierung beschlossen. Dies sieht sowohl Filialschließungen und Standortoptimierungen als auch Kapazitätsanpassungen durch die Bündelung von Tätigkeiten und Funktionen sowie die Verschlankung der Führungsstrukturen bei Stabs- und Back-Office-Einheiten vor. Hierzu werden Mietabstandszahlungen, Rückbaukosten und Ähnliches für angemietete Objekte sowie Zahlungen im Zusammenhang mit Abfindungs- und Altersteilzeitregelungen anfallen, für die wir in 2002 eine Restrukturierungsrückstellung in Höhe von 286 Mio € – saldiert mit Auflösungen – gebildet haben. Die Rückstellungen für Personalaufwendungen werden überwiegend in 2003, die Rückstellung für Objektmaßnahmen im Wesentlichen bis 2010 verbraucht.

Unter die sonstigen Rückstellungen fallen Rückstellungen wegen Prozesskosten, Schadensersatzleistungen, Drohverlustrückstellungen sowie langfristige Verbindlichkeiten gegenüber Mitarbeitern wie Rückstellungen für Jubiläumszahlungen, Vorruhestand oder Altersteilzeit.

63

SONSTIGE PASSIVA

in Mio €	2002	2001
Negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten	16464	12236
Sonstige Verbindlichkeiten	3913	7470
Rechnungsabgrenzungsposten	1172	1182
Insgesamt	**21549**	**20888**

Negative beizulegende Zeitwerte aus derivativen Finanzinstrumenten
Unter die negativen beizulegenden Zeitwerte aus derivativen Finanzinstrumenten fallen vor allem die zur Absicherung des Marktzinsrisikos eingesetzten Derivate, deren negativer beizulegender Zeitwert sich auf 16,0 Mrd € beläuft (2001: 11,3 Mrd €).

Sonstige Verbindlichkeiten
Die sonstigen Verbindlichkeiten umfassen im Wesentlichen Verbindlichkeiten aus Verlustübernahmen, Verrechnungssalden sowie abgegrenzte Verbindlichkeiten nach IAS 37. Die abgegrenzten Verbindlichkeiten enthalten vor allem Verpflichtungen aus Lieferungen und Leistungen mit noch ausstehenden Rechnungen, kurzfristige Verbindlichkeiten gegenüber Mitarbeitern sowie sonstige abgegrenzte Verbindlichkeiten wegen Provisionen, Zinsen, Sachaufwand und Ähnliches.

64

NACHRANGKAPITAL

in Mio €	2002	2001
Nachrangige Verbindlichkeiten	15348	16867
Genussrechtskapital	2799	2970
Hybride Kapitalinstrumente	4164	3650
Insgesamt	**22311**	**23487**

Nachrangkapital nach Fristen:

in Mio €	2002	2001
Befristet mit Restlaufzeit		
bis 3 Monate	569	613
über 3 Monate bis 1 Jahr	1363	1705
über 1 Jahr bis 5 Jahre	3381	4623
über 5 Jahre	16998	16546
Insgesamt	**22311**	**23487**

Das Nachrangkapital (nachrangige Verbindlichkeiten, Genussrechtskapital und hybride Kapitalinstrumente) wurde im Jahr 2002 bankaufsichtsrechtlich sowohl entsprechend den Vorschriften des § 10 Abs. 4, 5, 5a bzw. 7 KWG als auch in Übereinstimmung mit der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 als Kernkapital, Ergänzungskapital bzw. als Drittrangmittel angesetzt.

Nachrangige Verbindlichkeiten
In den nachrangigen Verbindlichkeiten ist kein Einzelposten enthalten, der 10% des Gesamtbetrages übersteigt.

Bei allen nachrangigen Verbindlichkeiten kann eine vorzeitige Rückzahlungsverpflichtung der Emittenten nicht entstehen. Im Falle des Konkurses oder der Liquidation dürfen sie erst nach Befriedigung aller nicht nachrangigen Gläubiger zurückgezahlt werden.

Für nachrangige Verbindlichkeiten sind Zinsaufwendungen von 1069 Mio € angefallen. In der Position nachrangige Verbindlichkeiten sind anteilige Zinsen in Höhe von 382 Mio € enthalten.

Nachrangige Verbindlichkeiten gegenüber verbundenen, nicht einbezogenen Unternehmen und Unternehmen, mit denen ein Beteiligungsverhältnis besteht:

in Mio €	2002	2001
Verbundene, nicht einbezogene Unternehmen	161	167
Unternehmen, mit denen ein Beteiligungsverhältnis besteht	—	12
Insgesamt	**161**	**179**

Genussrechtskapital

Das begebene Genussrechtskapital setzt sich aus den folgenden wesentlichen Emissionen zusammen:

Emittent	Emissionsjahr	Art	Nominalbetrag in Mio €	Zinssatz	Fälligkeit
Bank Austria AG	1997	Inhaber-Genussscheine	73	6,25	2008
Bank Austria AG	2000	Inhaber-Genussscheine	100	var. verzinst	2007
Bank Austria AG	2000	Inhaber-Genussscheine	73	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	145	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	154	var. verzinst	2009
Bank Austria AG	2000	Inhaber-Genussscheine	307	var. verzinst	2009
Bayerische Hypo- und Vereinsbank AG	1997	Inhaber-Genussscheine	511	6,75	2007
HVB Real Estate Bank Aktiengesellschaft	1995	Inhaber-Genussscheine	64	var. verzinst	2005
HVB Real Estate Bank Aktiengesellschaft	1999	Inhaber-Genussscheine	70	7,00	2009
Vereins- und Westbank AG	1993	Inhaber-Genussscheine	51	7,75	2003
Vereins- und Westbank AG	1995	Inhaber-Genussscheine	102	8,50	2005
Vereins- und Westbank AG	2001	Inhaber-Genussscheine	85	6,30	2011
Westfälische Hypothekenbank AG	1998	Inhaber-Genussscheine	51	var. verzinst	2009
Württembergische Hypothekenbank AG	1994	Inhaber-Genussscheine	51	7,90	2003
Württembergische Hypothekenbank AG	1997	Inhaber-Genussscheine	102	6,75	2007
Württembergische Hypothekenbank AG	2001	Inhaber-Genussscheine	50	7,00	2011
Württembergische Hypothekenbank AG	2002	Inhaber-Genussscheine	50	7,00	2012

Der Zinsanspruch mindert sich insoweit, als sich durch eine Ausschüttung ein Jahresfehlbetrag bzw. ein Bilanzverlust bei den jeweiligen Emittenten ergeben würde. Die Genussscheininhaber nehmen an einem etwaigen Jahresfehlbetrag eines Emittenten durch Minderung ihrer Rückzahlungsansprüche teil, und zwar im Verhältnis der Rückzahlungsansprüche zu dem in der Bilanz ausgewiesenen gezeichneten Kapital zuzüglich Gewinn- und Kapitalrücklagen sowie Genussscheinkapital.

Aus Jahresüberschüssen der Folgejahre sind die Rückzahlungsansprüche wieder bis zum Nennbetrag zu erhöhen. Die Genussscheine verbriefen nachrangige Gläubigerrechte; sie gewähren keinen Anteil am Liquidationserlös.

Hybride Kapitalinstrumente

Per 31. Dezember 2002 trägt hybrides Kernkapital in Höhe von 4164 Mio € zur Stärkung unserer Kernkapitalbasis bei.

Unter den Begriff der hybriden Kernkapitalinstrumente fallen Emissionen in Form von Vermögenseinlagen stiller Gesellschafter oder Vorzugsaktien (Preferred Shares), die durch eigens für diesen Zweck gegründete Tochtergesellschaften begeben werden.

Diese Instrumente unterscheiden sich vom Ergänzungskapital insbesondere dadurch, dass sie hinsichtlich ihrer Laufzeit härteren Anforderungen unterliegen. So ist bei Vermögenseinlagen stiller Gesellschafter eine Mindestlaufzeit von 10 Jahren, bei Preferred Shares eine im Hinblick auf den Investor unbegrenzte Laufzeit vorgeschrieben. Darüber hinaus dürfen hybride Kernkapitalinstrumente im Konkursfall erst nach Rückzahlung des Ergänzungskapitals (Nachrangverbindlichkeiten, Genussrechtskapital) befriedigt werden.

Im Unterschied zu den traditionellen Kernkapitalkomponenten (zum Beispiel Aktien) ist bei hybriden Instrumenten der Gewinnanspruch in Form einer festen Verzinsung vorgesehen. Darüber hinaus können hybride Kapitalemissionen sowohl als zeitlich unbegrenzte Instrumente als auch als langfristige rückzahlbare Emissionen begeben werden.

Die Anerkennung des hybriden Kernkapitals als aufsichtsrechtliches Kernkapital wurde sowohl vom Bundesaufsichtsamt für das Kreditwesen als auch vom Baseler Bankenausschuss ausdrücklich bestätigt. Allerdings darf der Anteil des rückzahlbaren, hybriden Kernkapitals 15% des gesamten Kernkapitals nicht überschreiten.

65

ANTEILE IN FREMDBESITZ

in Mio €	
Stand 1.1.2002	**3 050**
Erfolgsneutrale Bewertungsanpassungen von Finanzinstrumenten	54
Erfolgswirksame Wertänderungen von Finanzinstrumenten	24
Zugang aus Kapitalerhöhungen	101
Abgang aus Kapitalherabsetzungen	- 270
Einstellung aus dem Jahresüberschuss	- 29
Ausschüttungen	- 47
Veränderungen des Konsolidierungskreises	- 2 010
Veränderungen aus Währungseinfluss und sonstige Veränderungen	- 60
Stand 31.12.2002	**813**

66

EIGENKAPITAL

Entwicklung des gezeichneten, genehmigten und bedingten Kapitals der HVB AG:

Zusammensetzung des gezeichneten Kapitals:
Am 31. Dezember 2002 war das gezeichnete Kapital der HVB AG in Höhe von 1609 Mio € eingeteilt in:

in Stück	2002	2001
auf den Inhaber lautende Stammaktien	521 735 101	521 735 101
auf den Namen lautende Vorzugsaktien ohne Stimmrecht	14 553 600	14 553 600

Genehmigtes Kapital:

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31.12.2002 in Mio €
2001	22.5.2006	780	780

Bedingtes Kapital:

Beschlussjahr	Befristung	Ursprünglicher Betrag in Mio €	Stand 31.12.2002 in Mio €
2000	3.5.2005	300	300

Aufgliederung der Gewinnrücklagen:

in Mio €	2002	2001
Gesetzliche Rücklage	56	56
Rücklage für eigene Anteile	—	—
Andere Gewinnrücklagen	2 826	4 270
Insgesamt	**2 882**	**4 326**

67

EIGENE AKTIEN

Optionen auf Aktien der HVB AG, die von einer Tochtergesellschaft gehalten werden, sind von der Kapitalrücklage abgezogen. Darüber hinaus hatten weder wir noch von uns abhängige oder in unserem Mehrheitsbesitz stehende Unternehmen Aktien (eigene Aktien) oder andere Eigenkapitalinstrumente der HVB AG im Bestand.

Im Rahmen des berichtspflichtigen Wertpapierhandelsgeschäfts haben die HVB AG und von ihr abhängige oder in ihrem Mehrheitsbesitz stehende Unternehmen gemäß § 71 Abs. 1 Nr. 1 AktG zum Schutz der Funktionsfähigkeit des Marktes in ihren Aktien zu den jeweiligen Tageskursen 59 199 728 Stück Aktien der HVB AG zu einem durchschnittlichen Ankaufspreis von 27,22 € je Stück erworben und zu einem durchschnittlichen Verkaufspreis von 27,26 € je Stück wieder veräußert. Die gekauften Stücke entsprechen einem Betrag von 178 Mio € bzw. 11,0% des Grundkapitals.

Der höchste Tagesbestand an eigenen Aktien einschließlich der für unsere Mitarbeiter vorgesehenen Aktien belief sich während des Berichtsjahres auf 1 068 300 Stück (das entspricht einem Betrag von 3 Mio € bzw. 0,2% des Grundkapitals).

Am Jahresende waren uns und von uns abhängigen oder in unserem Mehrheitsbesitz stehenden Unternehmen gemäß § 71e Abs. 1 Satz 2 AktG insgesamt 2 913 210 Stück eigene Aktien als Sicherheit verpfändet. Dies entspricht einem Betrag von 9 Mio € bzw. einem Anteil von 0,5% des Grundkapitals.

68

VERMÖGENSWERTE UND VERBINDLICHKEITEN IN FREMDWÄHRUNG

Der Gesamtbetrag der Vermögenswerte in Fremdwährung belief sich am Bilanzstichtag auf umgerechnet 135,7 Mrd €, der der Verbindlichkeiten auf umgerechnet 137,7 Mrd €. Davon entfallen auf unsere bedeutendsten Fremdwährungen:

in Mio €	2002	2001
Fremdwährungsaktiva	135 686	167 370
darunter:		
USD	62 081	92 352
JPY	14 196	15 981
CHF	19 351	18 613
Fremdwährungspassiva	137 720	191 104
(ohne Eigenmittel)		
darunter:		
USD	71 519	120 850
JPY	12 787	11 259
CHF	10 178	13 113

Betragliche Unterschiede zwischen Fremdwährungsaktiva und -passiva ergeben sich, weil nur die bilanziellen Posten in dieser Aufstellung berücksichtigt werden. Das außerbilanzielle Volumen ist nicht enthalten, also auch nicht die zur Sicherung abgeschlossenen Geschäfte.

69

TREUHANDGESCHÄFTE

Die nachfolgenden Tabellen zeigen das Volumen der in der Konzernbilanz nicht ausgewiesenen Treuhandgeschäfte.

Treuhandvermögen:

in Mio €	2002	2001
Forderungen an Kreditinstitute	196	1 385
Forderungen an Kunden	1 499	2 220
Aktien und andere		
nicht festverzinsliche Wertpapiere	51	5
Schuldverschreibungen	15	5
Beteiligungen	74	72
Sachanlagen	141	144
Sonstige Vermögenswerte	3	4
Restliche Treuhandforderungen	1	1
Insgesamt	**1 980**	**3 836**

Treuhandverbindlichkeiten:

in Mio €	2002	2001
Verbindlichkeiten gegenüber		
Kreditinstituten	402	538
Verbindlichkeiten gegenüber Kunden	1 109	2 809
Verbriefte Verbindlichkeiten	326	329
Sonstige Verbindlichkeiten	143	160
Insgesamt	**1 980**	**3 836**

70

SICHERHEITENÜBERTRAGUNG FÜR EIGENE VERBINDLICHKEITEN

Die eigenen Verbindlichkeiten, für die wir Sicherheiten stellen, betreffen unter anderem Sonderkreditmittel der KfW und ähnlicher Institute, die wir zu deren Bedingungen weitergegeben haben, sowie Sicherheitsleistungen für Rückgabeverpflichtungen aus Wertpapierleihgeschäften.

Sie gliedern sich wie folgt:

in Mio €	2002	2001
Verbindlichkeiten gegenüber		
Kreditinstituten	42 249	31 000
Verbindlichkeiten gegenüber Kunden	4 695	12 891
Verbriefte Verbindlichkeiten	4 457	3 817
Eventualverbindlichkeiten	105	—
Insgesamt	**51 506**	**47 708**

Die als Sicherheit für eigene Verbindlichkeiten gestellten Vermögenswerte entfallen auf:

in Mio €	2002	2001
Handelsaktiva	8 350	10 636
Forderungen an Kreditinstitute	318	2 408
Forderungen an Kunden	19 105	18 043
Finanzanlagen	23 733	16 501
Sachanlagen	—	120
Insgesamt	**51 506**	**47 708**

71

ERLÄUTERUNGEN ZU DEN POSITIONEN DER KAPITALFLUSSRECHNUNG

Die Kapitalflussrechnung zeigt die Zahlungsströme des Geschäftsjahres, aufgeteilt in die Bereiche »operative Geschäftstätigkeit«, »Investitionstätigkeit« und »Finanzierungstätigkeit«. Die operative Geschäftstätigkeit definieren wir weit, sodass die Abgrenzung entsprechend dem Betriebsergebnis vorgenommen wird.

Der ausgewiesene Zahlungsmittelbestand entspricht dem Bilanzposten Barreserve und enthält den Kassenbestand, die Guthaben bei Zentralnotenbanken sowie die Schuldtitel öffentlicher Stellen und Wechsel, die zur Refinanzierung bei Zentralnotenbanken zugelassen sind.

Die Position Veränderung anderer zahlungsunwirksamer Posten enthält die Bewertungsänderungen von Finanzinstrumenten, die Nettozuführung zu den latenten Steuern, die Veränderung der Rückstellungen, die Veränderung anteiliger und abgegrenzter Zinsen, die Auflösung von Agio und Disagio, die Veränderung aus der at-Equity-Bewertung sowie Fremdanteile am Jahresergebnis.

Im Geschäftsjahr 2002 wurden Erlöse aus der Veräußerung von Anteilen an vollkonsolidierten Unternehmen in Höhe von 353 Mio € erzielt und keine wesentlichen Anteile erworben. Vermögenswerte und Verbindlichkeiten der veräußerten vollkonsolidierten Unternehmen setzen sich wie folgt zusammen:

in Mio €	
Aktiva	
Barreserve	64
Handelsaktiva	643
Forderungen an Kreditinstitute	259
Forderungen an Kunden	1 579
Risikovorsorge	–164
Finanzanlagen	946
Sachanlagen	519
Übrige Aktiva	198
Passiva	
Verbindlichkeiten gegenüber Kreditinstituten	1 522
Verbindlichkeiten gegenüber Kunden	774
Rückstellungen	54
Übrige Passiva	1 413

Änderungen des Zahlungsmittelbestandes, die sich durch Veränderungen des Konsolidierungskreises ergeben, werden in der Kapitalflussrechnung gesondert ausgewiesen.

72

BEIZULEGENDE ZEITWERTE DER FINANZINSTRUMENTE

Die angegebenen beizulegenden Zeitwerte der Finanzinstrumente im Sinne von IAS 32 entsprechen nach unserer Auffassung den Beträgen, zu denen am Bilanzstichtag zwischen sachverständigen, vertragswilligen und voneinander unabhängigen Geschäftspartnern ein Vermögenswert getauscht oder eine Verbindlichkeit beglichen werden könnte.

Die beizulegenden Zeitwerte wurden stichtagsbezogen auf Basis der zur Verfügung stehenden Marktinformationen sowie unternehmensindividueller Berechnungsmethoden ermittelt.

Die beizulegenden Zeitwerte bestimmter zu Nominalwerten bilanzierter Finanzinstrumente entsprechen nahezu ihren Buchwerten. Hierunter fallen etwa Barreserve sowie Forderungen und Verbindlichkeiten ohne eindeutige Fälligkeit oder Zinsbindung. Bei den übrigen Forderungen und Verbindlichkeiten werden die zukünftig erwarteten Cashflows mit aktuellen Zinssätzen auf den Barwert diskontiert.

Für die an Börsen gehandelten Wertpapiere und Derivate sowie bei börsennotierten Schuldtiteln wird auf quotierte Marktpreise zurückgegriffen. Der beizulegende Zeitwert der übrigen Wertpapiere wird als Barwert der zukünftig erwarteten Cashflows ermittelt.

Die beizulegenden Zeitwerte der Zins- und Zins-Währungs-Swap-Vereinbarungen sowie Zinstermingeschäfte werden auf Basis abgezinster, zukünftig erwarteter Cashflows ermittelt. Dabei werden die für die Restlaufzeit der Finanzinstrumente geltenden Marktzinssätze verwendet.

Der beizulegende Zeitwert von Devisentermingeschäften wird auf Basis von aktuellen Terminkursen bestimmt. Optionen werden mittels Kursnotierungen oder anerkannter Modelle zur Ermittlung von Optionspreisen bewertet.

Die beizulegenden Zeitwerte von unwiderruflichen Kreditzusagen und Eventualverbindlichkeiten entsprechen ihren Buchwerten.

Die Differenz zwischen den beizulegenden Zeitwerten und den Buchwerten beträgt bei den Aktiva 20,5 Mrd € und bei den Passiva 7,1 Mrd €. Der Saldo dieser Werte beträgt 13,4 Mrd € (2001: 6,4 Mrd €). Die Entwicklung dieser Größe im Zeitablauf hängt von Veränderungen der Börsenkurse und der in die Berechnung der beizulegenden Zeitwerte einfließenden Bewertungsparameter, insbesondere von Veränderungen des Zinsniveaus sowie Bestandsveränderungen bei den Finanzinstrumenten ab.

in Mrd €	2002 Buchwerte	2002 Beizulegender Zeitwert	2001 Buchwerte	2001 Beizulegender Zeitwert
Aktiva				
Barreserve	5,4	5,4	8,0	8,0
Handelsaktiva	85,3	85,3	69,2	69,2
Forderungen an Kreditinstitute inkl. zugehörige Derivate	73,6	74,9	89,0	89,6
Forderungen an Kunden inkl. zugehörige Derivate	396,5	415,1	419,6	429,5
Finanzanlagen inkl. zugehörige Derivate	100,8	101,4	113,9	114,3
Sonstige Aktiva	9,5	9,5	10,2	10,2
Passiva				
Verbindlichkeiten gegenüber Kreditinstituten inkl. zugehörige Derivate	143,4	143,9	145,3	145,7
Verbindlichkeiten gegenüber Kunden inkl. zugehörige Derivate	154,9	156,1	215,2	217,8
Verbriefte Verbindlichkeiten inkl. zugehörige Derivate	271,6	276,3	256,6	257,9
Handelspassiva	51,5	51,5	29,1	29,1
Sonstige Passiva	16,5	16,5	12,2	12,2
Nachrangkapital	22,3	23,0	23,4	23,6
Sonstige Positionen				
Eventualverbindlichkeiten	38,6	38,6	37,7	37,7
Unwiderrufliche Kreditzusagen	60,9	60,9	66,1	66,1

73

WESENTLICHE KONZENTRATIONEN VON AKTIVA UND PASSIVA

Das Aktiv- und Passivgeschäft des Konzerns hat eine ausgewogene Struktur und enthält keine signifikanten Konzentrationen.

Anteil am Kreditvolumen in %	2002	2001
Kommunaldarlehen	16,7	17,5
Immobilienfinanzierungen	41,0	38,3
Übrige Forderungen	34,4	36,7
Eventualverbindlichkeiten	7,9	7,5
Insgesamt	**100,0**	**100,0**

Auch die ausgewogene Fristenstruktur unseres Passivgeschäfts lässt keine signifikanten Risikokonzentrationen erkennen.

Ausführliche Angaben zu den Risiken unseres Geschäfts haben wir in den Risk Report aufgenommen.

74

BANKAUFSICHTSRECHTLICHE KENNZAHLEN (AUF HGB-BASIS)

Nach der Eigenmittelempfehlung des Baseler Ausschusses für Bankenaufsicht vom Juli 1988 darf die Kernkapitalquote (Kernkapital/gewichtete Risikoaktiva) 4,0% und die Eigenkapitalquote (Eigenkapital/gewichtete Risikoaktiva) 8,0% nicht unterschreiten. Gleichzeitig ist die aus der Relation der Eigenmittel zur Summe aus den gewichteten Risikoaktiva und dem 12,5fachen Anrechnungsbetrag der Marktrisikopositionen (einschließlich der Optionsgeschäfte) errechnete Eigenmittelquote mit mindestens 8,0% einzuhalten.

Die Eigenmittel bestehen aus dem Kern- und Ergänzungskapital (Eigenkapital) sowie den Drittrangmitteln. Bei den Drittrangmitteln handelt es sich um kurzlaufende nachrangige Verbindlichkeiten, die wir nur zur Unterlegung der Marktrisikopositionen verwenden. Zur Messung der Marktrisikopositionen haben wir im Konzern interne Modelle eingesetzt.

Die Eigenmittel nach festgestellten Jahresabschlüssen, die Risikoaktiva und die Marktrisikopositionen stellen sich zum 31. Dezember 2002 wie folgt dar:

	2002	2001
Eigenmittel[1] in Mio €		
Kernkapital	19 126	21 734
Ergänzungskapital	12 666	17 526
Eigenkapital	**31 792**	**39 260**
Drittrangmittel	1 649	2 269
Eigenmittel insgesamt	**33 441**	**41 529**
Gewichtete Risikoaktiva in Mrd €		
Bilanzaktiva	300	324
Außerbilanzielle Geschäfte	41	41
Gewichtete Risikoaktiva insgesamt	**341**	**365**
Marktrisikopositionen in Mio €		
Währungsrisiken	83	297
Rohwarenrisiken	—	—
Handelsbuchrisiken		
(inkl. interner Modelle)	2 074	2 787
Optionsrisiken	151	93
Marktrisikopositionen insgesamt	**2 308**	**3 177**

[1] Konsolidiert gemäß § 10 a KWG.

Zum 31. Dezember 2002 (nach festgestellten Jahresabschlüssen) ergeben sich folgende Quoten gemäß Baseler Eigenmittelempfehlung:

in %	2002	2001
Kernkapitalquote	5,6	6,0
Eigenkapitalquote	9,3	10,8
Eigenmittelquote (Gesamtkennziffer)	9,1	10,3

Nach §§ 10 und 10a KWG belaufen sich die Eigenmittel auf 34 546 Mio €. Das haftende Eigenkapital, das sich aus Kern- und Ergänzungskapital abzüglich des Abzugspostens zusammensetzt, beträgt 32 532 Mio €. Dem Ergänzungskapital haben wir keine nicht realisierten Reserven nach § 10 Abs. 2 b Satz 1 Nr. 6 und 7 KWG zugerechnet.

75

EVENTUALVERBINDLICHKEITEN UND ANDERE VERPFLICHTUNGEN

in Mio €	2002	2001
Eventualverbindlichkeiten[1]	**38595**	**37683**
Aus weitergegebenen abgerechneten Wechseln	27	130
Aus Bürgschaften und Gewährleistungsverträgen	38568	37553
Kreditbürgschaften	10277	9995
Erfüllungsgarantien und Gewährleistungen	25644	25262
Handelsbezogene Bürgschaften (Akkreditive)	2647	2296
Andere Verpflichtungen	**66757**	**77883**
Rücknahmeverpflichtungen aus unechten Pensionsgeschäften	503	997
Unwiderrufliche Kreditzusagen	60901	66053
Buchkredite	52199	57045
Avalkredite	3357	3289
Hypotheken- und Kommunaldarlehen	4953	5364
Wechselkredite	392	355
Lieferverpflichtungen aus Wertpapierleihen	2666	8100
Sonstige Verpflichtungen	2687	2733
Insgesamt	**105352**	**115566**

[1] Den Eventualverbindlichkeiten stehen grundsätzlich Eventualforderungen in der gleichen Höhe gegenüber.

Weder bei den Eventualverbindlichkeiten noch bei den anderen Verpflichtungen gibt es Einzelpositionen von wesentlicher Bedeutung. Bürgschafts- und Gewährleistungsverpflichtungen sowie unwiderrufliche Kreditzusagen gegenüber nicht einbezogenen Tochterunternehmen beliefen sich auf 395 Mio € bzw. 260 Mio €.

Den größten Einzelposten unter den sonstigen finanziellen Verpflichtungen stellen die Platzierungs- und Übernahmeverpflichtungen in Höhe von 591 Mio € dar. Ferner bestehen sonstige finanzielle Verpflichtungen unter anderem aus Miet-, Pacht-, Leasing- und Wartungsverträgen sowie aus der Anmietung von Gewerbeflächen und der Nutzung von technischen Geräten. Sie belaufen sich auf 450 Mio € jährlich. Die Vertragslaufzeiten sind marktüblich, Belastungsverschiebungen in künftige Geschäftsjahre erfolgten nicht.

Gegenüber Hotelbetriebsgesellschaften, an denen wir mittelbar mehrheitlich beteiligt sind, haben wir erklärt, dass wir etwaige Verluste dieser Gesellschaften durch Ertragszuschüsse ausgleichen werden.

Im Rahmen der Grundstücksfinanzierung und -entwicklung wurden von Fall zu Fall zur Förderung der Vermarktbarkeit von Fondskonstruktionen – insbesondere so genannte Leasingfonds und (geschlossene) KG-Immobilienfonds der Tochtergesellschaft H.F.S. Hypo-Fondsbeteiligungen für Sachwerte GmbH – Mieteintrittsverpflichtungen oder Mietgarantien übernommen. Erkennbare Risiken aus diesen Garantien sind berücksichtigt worden. Zu Gunsten von Anteilsinhabern von Renten-/Geldmarktfonds einiger unserer Kapitalanlagegesellschaften haben wir Leistungsgarantien abgegeben.

Einzahlungsverpflichtungen auf nicht voll eingezahlte Aktien und Anteile beliefen sich Ende 2002 auf 526 Mio €, die Haftsummen für Genossenschaftsanteile auf 1 Mio €. Nachhaftungen gemäß § 24 GmbHG bestanden bei sechs Gesellschaften mit beschränkter Haftung in Höhe von 17 Mio €. Weitere Einzahlungsverpflichtungen in Höhe von 3 Mio € betreffen Sondervermögen.

Bei der Liquiditäts-Konsortialbank GmbH, Frankfurt am Main, bestand Ende 2002 eine anteilige Nachschusspflicht gemäß § 26 GmbHG in Höhe von 55 Mio €, sowie bei der CMP Fonds I GmbH in Höhe von 33 Mio €. Darüber hinaus haften wir für die Erfüllung der Nachschusspflicht der anderen dem Bundesverband deutscher Banken e.V., Berlin, angehörenden Gesellschafter gemäß § 5 Abs. 4 des Gesellschaftsvertrages.

Zum Bilanzstichtag bestand eine unbeschränkte, persönliche Haftung aus dem Besitz von Anteilen an 9 Personengesellschaften.

Gemäß § 5 Abs. 10 des Statuts für den Einlagensicherungsfonds haben wir uns verpflichtet, den Bundesverband deutscher Banken e.V., Berlin, von etwaigen Verlusten freizustellen, die durch Maßnahmen zu Gunsten von in unserem Mehrheitsbesitz stehenden Kreditinstituten anfallen würden. Eine analoge Erklärung haben wir gemäß § 3 Abs. 1 des Statuts des Einlagensicherungsfonds für die Vereinsbank Victoria Bauspar AG abgegeben.

Neben der HVB AG und deren verbundenen Kreditinstituten in Deutschland haften unsere Tochtergesellschaften in den übrigen Regionen als Mitglied bei Einlagensicherungseinrichtungen ihres Landes im Rahmen der jeweiligen Bestimmungen.

PATRONATSERKLÄRUNG

Für die folgenden Gesellschaften trägt die HVB AG, abgesehen vom Fall des politischen Risikos, im Rahmen ihrer Anteilsquote dafür Sorge, dass sie ihre vertraglichen Verpflichtungen erfüllen können:

1. Kreditinstitute in Deutschland	HVB Banque Luxembourg Société Anonyme, Luxemburg
Bankhaus Gebrüder Bethmann, Frankfurt/Main	HVB Real Estate Capital France S. A., Paris
Bankhaus Maffei & Co. KGaA, München	HVB Singapore Limited, Singapur
DAB Bank AG, München[1]	Joint Stock Commercial Bank HVB Bank Ukraine, Kiew
Financial Markets Service Bank GmbH, München	Pfandbrief Bank International S. A., Luxemburg
HVB Real Estate Bank Aktiengesellschaft, München	
norisbank Aktiengesellschaft, Nürnberg	**3. Finanzdienstleistungsinstitute**
Vereins- und Westbank Aktiengesellschaft, Hamburg[1]	HVB Finance (Delaware) Inc., Wilmington
Vereinsbank Victoria Bauspar Aktiengesellschaft, München	HVB Finanziaria S.p.A., Mailand
Westfälische Hypothekenbank Aktiengesellschaft, Dortmund	HVB Alternative Investment AG, Wien[3]
Württembergische Hypothekenbank Aktiengesellschaft, Stuttgart	
	4. Finanzunternehmen
2. Kreditinstitute in übrigen Regionen	HVB Alternative Financial Products AG, Wien
Banco Inversión S. A., Madrid	HVB Real Estate Capital Ltd., London
Bank Austria Aktiengesellschaft, Wien[1]	HVB Real Estate Capital Italia S.p.A., Mailand
Bank Przemyslowo-Handlowy PBK S. A., Krakau	HVB Risk Management Products Inc., New York
Bank von Ernst & Cie. AG, Bern	
FGH Bank N.V., Utrecht[2]	**5. Unternehmen mit bankbezogenen Hilfsdiensten**
HVB Bank Ireland, Dublin	HypoVereinsFinance N.V., Amsterdam

[1] Die Gesellschaft gibt in ihrem Geschäftsbericht für ausgewählte Tochterunternehmen eine Patronatserklärung mit gleichem Wortlaut ab.

[2] Mittelbar gehalten über HVB Real Estate Bank AG, München.

[3] Vormals Schoeller Capital Management AG, Wien.

77

ANGABEN ÜBER GESCHÄFTSBEZIEHUNGEN MIT NAHESTEHENDEN UNTERNEHMEN UND PERSONEN

Bezüge an Organmitglieder sowie Bereichsvorstände und Konzernbereichsleiter:

in Mio €		Fixum	Erfolgsbezogene Komponenten		Komponenten mit langfristiger Anreizwirkung			Insgesamt
	2002	2001	2002	2001	2002	2001	2002	2001
An Mitglieder des Vorstands der HVB AG	6	13	4	10	—	4	10	27
An Mitglieder des Aufsichtsrats der HVB AG für Aufsichtsratstätigkeit	1	1	—	1			1	2
An Mitglieder des Beirats und des europäischen Beraterkreises							1	1
An frühere Mitglieder des Vorstands der HVB AG und deren Hinterbliebene							14	20
An Bereichsvorstände und Konzernbereichsleiter							19	20

Notes

Mitglieder des Aufsichtsrats erhielten in 2002 keine Bezüge für persönlich erbrachte Leistungen.

Für frühere Mitglieder des Vorstands und deren Hinterbliebene bestanden per 31. Dezember 2002 Pensionsrückstellungen im Konzern in Höhe von 92 Mio €.

Zum Bilanzstichtag stellte sich der Gesamtbetrag der Forderungen an sowie der eingegangenen Haftungsverhältnisse für Aufsichtrats- und Vorstandsmitglieder sowie an Bereichsvorstände und Konzernbereichsleiter der HVB AG wie folgt dar:

in Mio €	2002	2001
An Mitglieder des Vorstands der HVB AG	12	10
An Mitglieder des Aufsichtsrats der HVB AG	2	6
An Bereichsvorstände und Konzernbereichsleiter	9	9

Seit Inkrafttreten des Vierten Finanzmarktförderungsgesetzes am 1. Juli 2002 von Mitgliedern des Vorstands und des Aufsichtsrats erworbene oder veräußerte Aktien und Derivate auf Aktien der HVB AG gemäß Mitteilungspflicht nach § 15a WpHG (DirectorsDealings):

	Transaktionsart	Bezeichnung des Wertpapiers bzw. Derivats	Wertpapierkennnummer/ ISIN-Nummer	Datum des Geschäftsabschlusses	Preis je Stück	Stückzahl	Nennbetrag des Wertpapiers bzw. Derivats
Kurt F. Viermetz	Kauf	Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	25. 7. 2002	20,– €	25 000	3,– € je Stück insgesamt 75 000,– €
Kurt F. Viermetz	Kauf	Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	28. 10. 2002	14,24 €	30 000	3,– € je Stück insgesamt 90 000,– €
Hanns-Peter Kreuser	Kauf	Inhaber-Stammaktien der Bayerischen Hypo- und Vereinsbank AG	WKN: 802200 ISIN: DE0008022005	12. 7. 2002	29,– €	2 500	3,– € je Stück insgesamt 7500,– €

Die Mitglieder des Vorstands und des Aufsichtsrats hielten am 31. Dezember 2002 zusammen einen Anteil von weniger als 1% der insgesamt von der HVB AG ausgegebenen Aktien.

78

MITARBEITERINNEN UND MITARBEITER

Durchschnittlicher Personalstand:

	2002	2001
Mitarbeiter (ohne Auszubildende)	64 768	68 415
Vollzeitbeschäftigte	55 852	59 598
Teilzeitbeschäftigte	8 916	8 817
Auszubildende	2 150	2 286

79

GESCHÄFTSSTELLEN

Geschäftsstellen nach Regionen:

	2001	Zugänge	Abgänge		Verände-	2002
		Neu-eröffnungen	Schließungen	Zusammen-legungen	rungen des Kons.-Kreises	
Deutschland						
Baden-Württemberg	38		1	2	+ 1	36
Bayern	444	1	5	11	+ 1	430
Berlin	27			2		25
Brandenburg	9		1			8
Bremen	12	1	2	1		10
Hamburg	52	1	2	1		50
Hessen	29			3	– 1	25
Mecklenburg-Vorpommern	7					7
Niedersachsen	33		1	1		31
Nordrhein-Westfalen	50	2	5	3	– 1	43
Rheinland-Pfalz	26					26
Saarland	11		1			10
Sachsen	28				– 1	27
Sachsen-Anhalt	18					18
Schleswig-Holstein	82		1			81
Thüringen	16		1	1		14
Zwischensumme	**882**	**5**	**20**	**25**	**– 1**	**841**
Übrige Regionen						
Österreich	529	3	5	69	– 1	457
Übriges Westeuropa	41	3	2		– 1	41
Zentral- und Osteuropa	749	10	81	1	+ 56	733
Amerika	20		2		– 3	15
Asien	15	2	1		– 1	15
Afrika	1					1
Australien	1					1
Zwischensumme	**1 356**	**18**	**91**	**70**	**+ 50**	**1 263**
Insgesamt	**2 238**	**23**	**111**	**95**	**+ 49**	**2 104**

Notes

MITGLIEDER DES AUFSICHTSRATS UND DES VORSTANDS

Aufsichtsrat

Dr. Dr. h. c. Albrecht Schmidt
Vorsitzender seit 7. 1. 2003

Herbert Betz
stv. Vorsitzender

Dr. Richard Trautner
stv. Vorsitzender bis 31. 12. 2002

Kurt F. Viermetz
Vorsitzender bis 31. 12. 2002
stv. Vorsitzender seit 1. 1. 2003

Dr. Manfred Bischoff
seit 3. 7. 2002

Dr. Diethart Breipohl
bis 23. 5. 2002

Heidi Dennl

Volker Doppelfeld

Ernst Eigner

Helmut Gropper
bis 31. 1. 2003

Klaus Grünewald

Heinz-Georg Harbauer

Anton Hofer

Dr. Edgar Jannott
bis 23. 5. 2002

Max Dietrich Kley

Peter König

Hanns-Peter Kreuser

Dr. Lothar Meyer
seit 23. 5. 2002

Dr. Hans-Jürgen Schinzler
seit 3. 3. 2003

Christoph Schmidt

Jürgen E. Schrempp
bis 23. 5. 2002

Dr. Siegfried Sellitsch

Prof. Dr. Wilhelm Simson
seit 23. 5. 2002

Prof. Dr. Dr. h. c. Hans-Werner Sinn

Helmut Wunder

Vorstand

Stephan Bub

Dr. Egbert Eisele
bis 31. 12. 2002

Dr. Stefan Jentzsch

Dr. Norbert Juchem
bis 31. 1. 2002

Michael Mendel
seit 1. 1. 2003

Dr. Claus Nolting
bis 31. 12. 2002

Dieter Rampl

Gerhard Randa

Dr. Dr. h. c. Albrecht Schmidt
bis 31. 12. 2002

Dr. Paul Siebertz
bis 31. 3. 2003

Dr. Wolfgang Sprißler

München, den 11. März 2003

BAYERISCHE HYPO- UND VEREINSBANK
AKTIENGESELLSCHAFT

Der Vorstand

Bub Jentzsch Mendel Rampl

Randa Siebertz Sprißler

BESTÄTIGUNGSVERMERK

Wir haben den von der Bayerischen Hypo- und Vereinsbank Aktiengesellschaft, München, aufgestellten Konzernabschluss, bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Kapitalflussrechnung und Anhang, für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 geprüft. Aufstellung und Inhalt des Konzernabschlusses nach den International Financial Reporting Standards (IFRS) liegen in der Verantwortung des Vorstands der Gesellschaft. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Konzernabschluss abzugeben.

Wir haben unsere Konzernabschlussprüfung nach den deutschen Prüfungsvorschriften und unter Beachtung der vom Institut der Wirtschaftsprüfer (IDW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlussprüfung sowie unter ergänzender Beachtung der International Standards on Auditing (ISA) vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Konzernabschluss frei von wesentlichen Fehlaussagen ist. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld des Konzerns sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Konzernabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Konzernabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung vermittelt der Konzernabschluss in Übereinstimmung mit den International Financial Reporting Standards ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage des Konzerns sowie der Zahlungsströme des Geschäftsjahres.

Unsere Prüfung, die sich auch auf den von dem Vorstand für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 aufgestellten Konzernlagebericht (Financial Review und Risk Report) erstreckt hat, hat zu keinen Einwendungen geführt. Nach unserer Überzeugung gibt der Konzernlagebericht (Financial Review und Risk Report) insgesamt eine zutreffende Vorstellung von der Lage des Konzerns und stellt die Risiken der künftigen Entwicklung zutreffend dar. Außerdem bestätigen wir, dass der Konzernabschluss und der Konzernlagebericht (Financial Review und Risk Report) für das Geschäftsjahr vom 1. Januar bis 31. Dezember 2002 die Voraussetzungen für eine Befreiung der Gesellschaft von der Aufstellung eines Konzernabschlusses und Konzernlageberichts nach deutschem Recht erfüllen.

München, den 19. März 2003

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Wohlmannstetter — Wirtschaftsprüfer

Pastor — Wirtschaftsprüfer

[Diese Seite wurde absichtlich freigelassen]

Geschäftsgang und -aussichten

Geschäftsgang

Aufgrund der bisherigen Geschäftsentwicklung in 2004 sieht sich die HVB Group operativ im Plan hinsichtlich der im Konzernlagebericht 2003 reflektierten Finanzziele und Erwartungen für das Geschäftsjahr 2004. Die sich nach den ersten beiden Monaten des Geschäftsjahres 2004 abzeichnenden Trends stützen die Erwartungen der HypoVereinsbank hinsichtlich der Erreichung der Zielbandbreiten für die operativen Erträge und das Betriebsergebnis. Als Folge der außerplanmäßigen Abschreibungen auf Geschäfts- oder Firmenwerte in 2003 wird die HVB Group in 2004 wegen der niedrigeren Buchwerte durch niedrigere planmäßige Abschreibungen entlastet. Im laufenden Geschäftsjahr wird die HVB Group weiterhin von einer Entlastung beim Saldo der sonstigen Erträge und Aufwendungen profitieren, da die maximale Risikoabschirmung für die Hypo Real Estate Bank für das Geschäftsjahr 2004 € 130 Mio. beträgt (gegenüber € 460 Mio. für das Geschäftsjahr 2003).

Im Einklang mit ihrer Zielsetzung, nicht strategische Beteiligungen und insbesondere auch Marktrisiken im Zusammenhang mit Finanzbeteiligungen abzubauen, hat die HVB Group seit Beginn des Jahres folgende wesentlichen Veräußerungen getätigt bzw. eingeleitet:

- Veräußerung des 3,2%igen Anteils der HypoVereinsbank an der Allianz und Reduktion der 13,2%igen Beteiligung der HypoVereinsbank an der Münchener Rück auf knapp unter 10 %,
- Veräußerung der 61,7%igen Beteiligung der HypoVereinsbank an der Brau und Brunnen,
- Veräußerung des 14,6%igen Anteils der Bank Austria Creditanstalt an der Wienerberger AG.

Für weitere Details zu diesen Transaktionen siehe "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Die Vergleichbarkeit beeinflussende Faktoren—Wichtige bereits erfolgte bzw. geplante Beteiligungsveräußerungen und -akquisitionen im Jahr 2004."

Der Abbau von Risikoaktiva durch die vorgenannten Transaktionen wurde im laufenden Geschäftsjahr bisher durch eine kontrollierte Expansion im Aktivgeschäft, vor allem in den Bereichen Privatkunden und große deutsche Mittelstandskunden, kompensiert. Daher blieben im laufenden Geschäftsjahr die Risikoaktiva verglichen mit dem 31. Dezember 2003 bisher weitgehend stabil.

Geschäftsaussichten

Sofern sich keine grundlegenden Veränderungen in den makroökonomischen Rahmenbedingungen in den Kernmärkten der HVB Group – Deutschland, Österreich, sowie Zentral- und Osteuropa – ergeben, die Aktienmärkte vor allem in Deutschland und Österreich nicht erneut einbrechen und keine grundlegenden Veränderungen der Wettbewerbsbedingungen im deutschen Bankensektor durch Konsolidierungen stattfinden, erwartet die HVB Group, dass sich die oben unter "—Geschäftsgang" beschriebenen Trends im Laufe des Geschäftsjahres 2004 fortsetzen.

Die HVB Group plant im weiteren Verlauf des Jahres 2004 weitere nicht strategische Beteiligungen abzubauen. So steht unter anderem die Beteiligung der HypoVereinsbank an der Grand Central Re zum Verkauf. Soweit sich günstige Gelegenheiten im Markt bieten, erwägt die HVB Group auch einen weiteren Abbau ihrer als AfS-Finanzinstrumente gehaltenen Aktienbestände. Im Hinblick auf ihr strategisches Ziel, die konzerninterne Integration von Geschäftsaktivitäten zum Zwecke der Erhöhung der Effizienz ihrer internen Organisation und der Senkung der Betriebskosten voranzutreiben, plant die HypoVereinsbank für die zweite Hälfte des Jahres 2004 die vollständige Integration der Vereins- und Westbank in die HypoVereinsbank. Zu diesem Zweck hat die HypoVereinsbank ihre Beteiligung an der Vereins- und Westbank, die zum 31. Dezember 2003 76,5 % betrug, schrittweise auf über 95 % aufgestockt und am 10. März 2004 bekannt gegeben, dass sie als nächsten Schritt das Verfahren zum Squeeze-out der Minderheitsaktionäre der Vereins- und Westbank einleiten wird. Weitere Details zu den vorgenannten Transaktionen finden sich unter "Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage—Einleitung—Die Vergleichbarkeit beeinflussende Faktoren—Wichtige bereits erfolgte bzw. geplante Beteiligungsveräußerungen und -akquisitionen im Jahr 2004."

Im Einklang mit der Strategie der HVB Group für Zentral- und Osteuropa, die Kundenbasis unter anderem auch durch selektive Akquisitionen zu erweitern, erwägt die HVB Group derzeit, sich an einem Bietungsverfahren für eine Bank in Rumänien zu beteiligen.

Die HVB Group plant für das laufende Geschäftsjahr auch über die mit dem in diesem Prospekt beschriebenen Angebot in Zusammenhang stehende Kapitalerhöhung hinaus eine weitere Stärkung ihrer Eigenkapitalbasis. Diese soll, anknüpfend an die Verbesserung der operativen Ertragskraft der HVB Group, vor allem durch die Thesaurierung von Gewinnen erfolgen.

München, im März 2004

Bayerische Hypo- und Vereinsbank Aktiengesellschaft